11/14

07028231

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Student Transp. of America

REGISTRANT'S NAME Student Transportation of America Ltd. / ULC

*CURRENT ADDRESS Suite 2400
250 Yonge St
Toronto, Ontario M5B 2M6

**FORMER NAME

PROCESSED
NOV 29 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35136 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 11/27/07

**ALTERNATIVE MONTHLY REPORTING
UNDER NATIONAL INSTRUMENT No. 62-103**

Re: EARLY WARNING REPORTING SYSTEM

Alternative Reporter:	**Sentry Select Capital Corp.** Suite 2850 130 King Street West Toronto, Ontario M5X 1A4
Reporting Issuer:	**Student Transportation of America Ltd.**
Report Period:	September 30, 2007

Report of Share Acquisitions:

Sentry Select Capital Corp. reports that, as result of recent transactions, one or more of its mutual funds or other managed client accounts held in the aggregate 3,938,716 shares of the Reporting Issuer at the end of the month of September 2007, representing, based on Sentry Select Capital Corp.'s understanding, approximately 9.14% of the total shares outstanding. This represents a decrease of 3.21% since the filing of the last Alternative Monthly Report.

Purpose of Acquisition:

The securities were acquired for investment purposes only and not for the purposes of exercising control or direction over the Reporting Issuer. Sentry Select Capital Corp. acts as an investment manager on behalf of its mutual funds or other managed client accounts and, in respect of the acquired shares, specifically disclaims any beneficial ownership.

Sentry Select Capital Corp. mutual funds or other managed client accounts may, from time to time, acquire additional shares, dispose of some or all of the existing shares or additional shares or may continue to hold the shares.

General Nature and Material Terms of Any Agreement with Reporting Issuer:

Sentry Select Capital Corp. has not entered into any acquisition agreements with Student Transportation of America Ltd., or any other entity in respect to the common shares of Student Transportation of America Ltd.

Joint Actors:

Except with respect to its investment management relationship with its clients, Sentry Select Capital Corp. is not a joint actor with anyone else in connection with this report.

Reliance Upon Exemption:

This report has been issued in reliance of the alternative reporting exemption described in National Instrument No. 62-103 respecting Early Warning Reporting. Neither Sentry Select Capital Corp. nor any of its accounts presently intend to:

(a) make a formal take-over bid for any securities of the Reporting Issuer; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer which would result in Sentry Select Capital Corp.'s mutual funds or other managed client accounts controlling the issuer, alone or with others.

Contact Person:

For further information:

Ryan Caughey
Corporate Secretary
Sentry Select Capital Corp.
Suite 2850, 130 King St. W.
Toronto, Ontario M5X 1A4

Telephone: 416-861-8729

Date and Signature:

This report is dated October 10, 2007 and is signed by an authorized officer of the Alternative Reporter.

SENTRY SELECT CAPITAL CORP.

"Ryan Caughey"

Ryan Caughey, Corporate Secretary

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE JUNE 2007 DISTRIBUTION

Toronto, Ontario – June 20, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on July 16, 2007 to holders of record of IPSs at the close of business on June 29, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on July 16, 2007 to holders of record at the close of business on June 29, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from June 1 to June 30, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE MAY 2007 DISTRIBUTION

Toronto, Ontario – May 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on June 15, 2007 to holders of record of IPSs at the close of business on May 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on June 15, 2007 to holders of record at the close of business on May 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from May 1 to May 31, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com.**

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

STUDENT TRANSPORTATION REPORTS THIRD QUARTER RESULTS

Highlights:

- Revenue for the quarter was up 23% over the same period last year, to US $49 million.
- EBITDA* for the quarter was up 16 % over the same period last year to US $10.4 million, for a margin of 21.2% while net loss for the quarter improved to $0.2 million from $0.4 million for the same period last year.
- Completed first common share private placement offering raising C $20 million

Toronto, ON, May 10, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB.UN) today reported the financial results for its third quarter of fiscal year 2007, ended March 31, 2007. All financial results are reported in U.S. dollars, except as otherwise noted.

For the third quarter, revenue totalled $49.2 million, up from $39.9 million for the same period last year and EBITDA* rose to $10.4 million from $9.0 million in the same period in fiscal 2006.

STA's reported net loss for the three month period ended March 31, 2007 of $0.2 million or $0.01 per common share which includes $2.4 million of interest paid during the quarter to Unitholders on the subordinated notes portion of the IPS units.

For the quarter, the Company generated cash available for distributions* of C $11.1 million and paid out distributions of C $5.8 million. Net cash provided by operations amounted to $7.7 million for the three month period ended March 31, 2007. As stated previously, due to the seasonality of the business and schools not being in operation during the majority of the first quarter, the Company views distributable cash on an annualized basis.

"This was a good quarter for us resulting in double-digit growth of revenue and EBITDA compared to the same quarter last year as a result of our growth strategy of acquisitions, bids and conversions," said Denis J. Gallagher, Chairman and Chief Executive Officer. "During the quarter, we strengthened our balance sheet by paying down debt with the net proceeds of a completed C $20 million offering of our common shares."

The Company said revenue for the quarter was slightly less than anticipated by $1.1 million, and estimates a corresponding effect on EBITDA of approximately 50%, due to schools in several of STA's regions experiencing closures during the winter months due to poor weather conditions. An unexpected teachers' strike in Pennsylvania also resulted in two weeks of school closures in

that region. The Company stated higher costs associated with its Riverside California operation have continued and expect them to continue through the balance of the school year.

"Historically we get to recover most of the revenue caused by factors such as weather and teacher strikes, although it is not certain we will recoup the full amount. We are confident that the cost issues at Riverside will be resolved and continue to believe that this contract will contribute to the Company's long term growth," said Gallagher. "We are also pleased that our recently renewed insurance program came in with a lower fixed cost due to our outstanding safety performance. We also have agreed to extend our vehicle leasing program through fiscal year 2008 at approximately the same 6 per cent fixed rates for our replacement capital expenditures"

For the nine months ended March 31, 2007, revenue totalled $122.3 million, up from $95.1 million for the same nine month period last year and EBITDA* rose to $19.7 million from $17.7 million in the same nine month period in fiscal 2006. STA's reported net loss for the nine month period ended March 31, 2007 was $8.8 million or $0.42 per common share which includes $7.2 million of interest paid to Unitholders on the subordinated notes portion of the IPS units.

STA's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor web site www.sta-ips.com.

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss STA's performance for the third quarter of fiscal year 2007 at 10 a.m. (ET) on May 11, 2007. The call may be accessed at by dialing 1-866-838-4337 or 416-849-9305. The webcast will be subsequently archived at **www.sta-ips.com**. A taped rebroadcast will be available until 12 a.m. May 18, 2007 and can be accessed by dialing 416-915-1035 or 1-866-245-6755 and quoting passcode 247132#.

Profile

STA is neither a Trust nor a Partnership and each Income Participating Security ("IPS") Unitholder holds two separate securities consisting of one Canadian qualified common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs are listed on the Toronto Stock Exchange under the symbol STB.UN while the common shares and subordinated notes are listed separately under the symbols STB and STB.DB respectively.

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Reconciliation of Net Income and EBITDA
(in 000's of US$, except per unit amounts)

	Three Months Ended 3/31/07	Three Months Ended 3/31/06	Nine Months Ended 3/31/07	Nine Months Ended 3/31/06
Net income (loss)	$ (242)	$ (435)	$ (8,802)	$ (3,038)
Add back:				
Recovery of future taxes	(145)	(140)	(5,671)	(1,612)
Minority interest	34	73	108	96
Other (income) expense, net	(369)	(4)	(636)	41
Unrealized loss (gain) on derivative contracts	61	282	2,857	(2,174)
Non-cash stock compensation	-	-	1,862	-
Interest expense	3,880	3,258	12,015	9,714
Amortization expense	1,667	1,544	4,992	4,565
Depreciation expense	5,554	4,448	12,982	10,127
EBITDA	$ 10,440	$ 9,026	$ 19,707	$ 17,719

Reconciliation of Cash Flow from Operations and Cash Available for Distributions
(in 000's of US$, except per unit amounts)

		Three Months Ended 3/31/07	Three Months Ended 3/31/06	Nine Months Ended 3/31/07	Nine Months Ended 3/31/06
Cash flows provided by operating activities		$ 7,729	$ 5,883	$ 2,046	$ 5,800
Adjustments:					
Changes in non-cash working capital items		(503)	(25)	7,980	3,549
Changes in other assets and liabilities		(105)	203	(471)	(218)
Non-operating cash flows		(333)	-	(463)	-
Cash interest expense		3,652	2,965	10,615	8,588
EBITDA		10,440	9,026	19,707	17,719
Less:					
Minority interest in cash flow of subsidiaries		(76)	(191)	(524)	(573)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,268)	(1,204)	(3,417)	(3,676)
Non-operating cash flows		333	-	463	-
Cash taxes paid		-	(32)	(89)	(179)
Maintenance capital expenditures, net		(78)	(169)	(978)	(4,996)
Cash Available for Distributions	US$	$ 9,351	$ 7,430	$ 15,162	$ 8,295
Cash Available for Distributions	**$Cdn**	**$ 11,169**	**$ 8,954**	**$ 18,050**	**$ 10,113**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,787	$ 2,138	$ 8,379	$ 5,991
Dividends on IPS common shares	$Cdn	2,879	$ 2,124	8,656	5,967
Dividends on common shares		140	-	140	-
Total Distributions	**$Cdn**	**$ 5,806**	**$ 4,262**	**$ 17,175**	**$ 11,958**

*** Non-GAAP Measures**

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended March 31, 2007. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective May 10, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs"). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One" common shares) at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common

shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchased for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowers the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would have come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at March 31, 2007.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the third quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the 2007 fiscal year third quarter ended March 31, 2007. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at March 31, 2007.

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. During the period from December 15, 2006 through March 31, 2007, the Company purchased for cancellation 56,000 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at March 31, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices filed with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to a private placement transaction with a syndicate of underwriters (the "Common Share Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.6% interest in STA Holdings as at March 31, 2007 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2007	2006	2007	2006
Revenues	$ 49,248	$ 39,933	$ 122,302	$ 95,135
Costs and expenses				
Cost of operations	34,598	27,348	90,253	68,168
General and administrative	4,210	3,559	12,342	9,248
Non-cash stock compensation	-	-	1,862	-
Depreciation expense	5,554	4,448	12,982	10,127
Amortization expense	1,667	1,544	4,992	4,565
Total operating expenses	46,029	36,899	122,431	92,108
Income (loss) from operations	3,219	3,034	(129)	3,027
Interest expense	3,880	3,258	12,015	9,714
Unrealized loss (gain) on derivative contracts	61	282	2,857	(2,174)
Other (income) expense, net	(369)	(4)	(636)	41
Loss before income taxes and minority interest	(353)	$ (502)	(14,365)	$ (4,554)
Recovery of income taxes	(145)	(140)	(5,671)	(1,612)
Minority interest	34	73	108	96
Net loss	$ (242)	$ (435)	$ (8,802)	$ (3,038)
Net loss per share	$ (0.01)	$ (0.03)	$ (0.42)	$ (0.21)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Growth

The Company closed one acquisition in late September 2005, two acquisitions in early November 2005, one acquisition in the beginning of March 2006 and four acquisitions (two during fiscal 2007) in the period from April 1, 2006 through March 31, 2007, including the

acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

The acquisition of PCI added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within the states of Illinois and Minnesota. The PCI purchase and sale agreement included contingent purchase price payment provisions related to (i) two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006 and (ii) the renewal of a contract existing prior to the close of the PCI acquisition by the former owner for services for the school year commencing in September 2006. This existing contract was not subsequently renewed by the former owner, and thus $4.6 million in initial contingent purchase price has been eliminated and the preliminary amounts recorded to goodwill and accrued liabilities were reversed. During the first few operating months of the current school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a recurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract adds approximately 180 vehicles to the Company's existing business in California. During the first few operating months of the current school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has been continually recruiting and training potential drivers during this period. While the driver shortage has improved, the Company continues to experience higher than originally anticipated driver wages resulting from the local market wage increase implemented at the beginning of the current school year. Further, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but continues to be a party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district are still seeking a parking and maintenance facility for the Riverside buses. In the meantime, the Company continues to outsource the maintenance of the Riverside buses resulting in higher than originally anticipated maintenance costs.

The remaining growth contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006 (excluding PCI and Riverside) continue to be in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside, management believes that both operations will still represent sound operations that will be accretive to the Company on an annualized basis.

Revenue for the first nine months of fiscal year 2007 reflected a $1.1 million reduction from expected amounts due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the current period. Approximately $1.0 million of this revenue reduction occurred at locations comprising the base business (excluding contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006). Except for the revenue decline resulting from the weather and strike days, the base business also continue to be in line with Company expectations. While the Company has historically recouped a majority of revenue deferrals

resulting from weather and strike days, and expects to recoup most of this current revenue decline during the fourth quarter, there is no assurance that we will get all of the revenue deferral back.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

Managed Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. Such managed services contracts require lower up front capital investment (as the school district maintains ownership of the fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, buses operated under managed services contracts account for approximately 7% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts. The reduction in the percentage of our fleet operated under managed contracts resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California where the school district took the transportation services back in-house effective December 31, 2006.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenues: Revenues for the third quarter of fiscal year 2007 were $49.2 million compared to $39.9 million for the third quarter of fiscal year 2006, representing an increase of $9.3 million, or 23.3%. The Company closed one acquisition in the beginning of March 2006 and four acquisitions (two during fiscal 2007) in the period from April 1, 2006 through March 31, 2007, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year third quarter includes a partial quarter of operations (one month) for the acquisition closed in the beginning of March 2006 and no operations for the four acquisitions that closed in the period from April 1, 2006 through March 31, 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back-in house effective December 31, 2006.

Revenue for the third quarter of fiscal year 2007 also reflected a $1.1 million reduction from expected amounts due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the current quarterly period. While the Company has historically recouped a majority of such revenue deferrals and expects to recoup most of this current revenue decline during the fourth quarter, there is no assurance that we will get all of the revenue deferral back. Revenue for the third quarter of fiscal year 2006 reflected a $0.2 million reduction due to inclement weather experienced in the Northeast U.S. during the prior year quarterly period.

The acquisitions and new bid-in contracts accounted for $11.2 million in new business growth, which was partially offset by a $1.9 million revenue reduction resulting from the five contracts not included in the results for the third quarter of fiscal year 2007. Additionally, the

current third quarter includes an incremental $0.9 million revenue reduction over the prior year third quarter due to weather and strike days. The remaining $0.9 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the third quarter of fiscal year 2007 was $34.6 million compared to $27.3 million for the third quarter of fiscal year 2006, an increase of $7.3 million or 26.5%. The acquisitions and new bid/conversion contracts accounted for $8.1 million of the total increase in cost of operations, which was partially offset by $1.3 million reduction resulting from the five contracts not included in the results for the third quarter of fiscal year 2007. The remaining $0.5 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased fuel expense and operating costs, partially offset by lower fringe benefits. Cost of fuel for the third quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.4 million higher than the third quarter of fiscal year 2006, and as a percentage of revenue increased to 8.7% for the third quarter of fiscal year 2007 from 7.6% for the third quarter of fiscal year 2006. This increase primarily relates to market prices of fuel. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.4 million to the counterparty under the fuel swap transaction during the third quarter of fiscal year 2007 relating to the recent decline in the market price of fuel. This payment has been reflected as fuel expense for the third quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the third quarter of fiscal year 2007. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, decreased $0.2 million, due primarily to lower employee medical insurance and the timing effect of lower workers compensation insurance accruals in the current interim period compared to the prior interim period, and increased as a percentage of revenue to 10.3% for the third quarter of fiscal year 2007 from 11.0% for the third quarter of fiscal year 2006. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, were flat to the prior year third quarter and decreased slightly as a percentage of revenue to 39.6% in the third quarter of fiscal year 2007 from 39.8% in the third quarter of fiscal year 2006.

General and Administrative Expense: General and administrative expense for the third quarter of fiscal year 2007 was $4.2 million compared to $3.6 million for the third quarter of fiscal year 2006, an increase of $0.6 million or 18.3%. As a percentage of revenues, total general and administrative expense decreased to 8.5% for the third quarter of fiscal year 2007 from 8.9% for the third quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.4 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the five contracts not included in the results for the third quarter of fiscal year 2007. The remaining $0.3 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages and facility costs.

Depreciation Expense: Depreciation expense for the third quarter of fiscal year 2007 was $5.6 million compared to $4.4 million for the third quarter of fiscal year 2006, an increase of $1.2

million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense increased slightly to 11.3% for the third quarter of fiscal year 2007 from 11.1% for the third quarter of fiscal year 2006.

Amortization Expense: Amortization expense for the third quarter of fiscal year 2007 was $1.7 million compared to $1.6 million for the third quarter of fiscal year 2006, an increase of $0.1 million. As a percentage of revenues, amortization expense declined to 3.4% for the third quarter of fiscal year 2007 from 3.9% for the third quarter of fiscal year 2006.

Income from Operations: Income from operations was $3.2 million for the third quarter of fiscal year 2007 compared to $3.0 million for the third quarter of fiscal year 2006, an increase of $0.2 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the third quarter of fiscal year 2007 was $3.9 million compared to $3.3 million for the third quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $28.9 million in the average level of outstanding debt, partially offset by a 200 basis point decline in interest rates for the third quarter of fiscal 2007 compared to the third quarter of fiscal 2006.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $61 thousand for the third quarter of fiscal year 2007 and $0.3 million for the third quarter of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the third quarter of fiscal year 2007 was $0.4 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $0.3 million for the third quarter of fiscal year 2007 compared to $0.5 million for the third quarter of fiscal year 2006, a decrease of $0.2 million. This decline resulted primarily from the $0.2 million increase in income from operation discussed above, the $0.2 million decline in unrealized loss on derivative contracts, and $0.4 million increase in other income, partially offset by the $0.6 million increase in interest expense.

Minority Interest: Minority interest for the third quarter of fiscal year 2007 and third quarter of fiscal year 2006 amounted to $34 thousand and $73 thousand, respectively.

Net Loss: Net loss for the third quarter of fiscal year 2007 amounted to $0.2 million, which includes a recovery of income taxes of $0.1 million. Net loss for the third quarter of fiscal year 2006 amounted to $0.4 million, and includes a recovery of income taxes of $0.1 million. Net loss per common share was $0.01 and $0.03 for the third quarter of fiscal year 2007 and the third quarter of fiscal year 2006, respectively.

Nine months Ended March 31, 2007 Compared to Nine months Ended March 31, 2006

Revenues: Revenues for the first nine months of fiscal year 2007 were $122.3 million compared to $95.1 million for the first nine months of fiscal year 2006, representing an increase of $27.2 million, or 28.6%. The Company closed one acquisition in late September 2005, two

acquisitions in early November 2005, one acquisition in the beginning of March 2006, and four acquisitions (two during fiscal 2007) in the period from April 1, 2006 through March 31, 2007, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the first nine months of the prior fiscal year includes only a partial period of operations for the September 2005 acquisition, two November 2005 acquisitions and March 2006 acquisition and no operations for the other four acquisitions and four new bid/conversion contracts. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back in house effective December 31, 2006.

Revenue for the first nine months of fiscal year 2007 also reflected a $1.1 million reduction from expected amounts due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the current period. While the Company has historically recouped a majority of such revenue deferrals and expects to recoup most of this current revenue decline during the fourth quarter, there is no assurance that we will get all of the revenue deferral back. Revenue for the first nine months of fiscal year 2006 reflected a $0.5 million reduction due to inclement weather experienced in the Northeast U.S. during the prior year period.

These acquisitions and new bid-in contracts accounted for $30.0 million in new business growth, which was partially offset by a $4.7 million revenue reduction resulting from the four contracts not included in the results for the first nine months of fiscal year 2007 and one managed services contract not included in the third quarter of fiscal year 2007. Additionally, the current period includes an incremental $0.6 million revenue reduction over the prior year period due to weather and strike days. The remaining $2.5 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the first nine months of fiscal year 2007 was $90.3 million compared to $68.2 million for the first nine months of fiscal year 2006, an increase of $22.1 million or 32.4%. The acquisitions and new bid/conversion contracts accounted for $22.4 million of the total increase in cost of operations, which was partially offset by $3.5 million reduction resulting from the four contracts not included in the results for the first nine months of fiscal year 2007 and one managed services contract not included in the third quarter of fiscal year 2007. The remaining $3.2 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, insurance, operating costs and maintenance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.6 million due primarily to higher driver's wages and operations wages, but decreased as a percentage of revenue to 41.8% in the first nine months of fiscal year 2007 from 42.0% in the first nine months of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.3 million, due primarily to higher employee medical insurance and higher workers compensation insurance accruals, and increased slightly as a percentage of revenue to 10.5% for the first nine months of fiscal year 2007 from 10.4% for the first nine months of fiscal year 2006. Cost of fuel for the first nine months of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.9 million higher than the first nine months of fiscal year 2006, and as a percentage of revenue increased to 8.5% for the first nine months of fiscal year 2007 from 7.7% for the first nine months of fiscal year 2006. This increase primarily relates to market prices of fuel, as fuel prices continued to climb throughout the 2006 fiscal year into the first few months of fiscal year 2007. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel

swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.9 million to the counterparty under the fuel swap transaction during the first nine months of fiscal year 2007 relating to the recent decline in the market price of fuel since mid September. This payment has been reflected as fuel expense for the first nine months of fiscal year 2007. Insurance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.4 million primarily due to the timing effect of higher insurance accruals in the current period. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.9 million due to the operating lease payments made during the first nine months of fiscal year 2007. Maintenance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.1 million primarily due to higher parts expense during the first nine months of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the first nine months of fiscal year 2007 was $12.3 million compared to $9.2 million for the first nine months of fiscal year 2006, an increase of $3.1 million or 33.5%. As a percentage of revenues, total general and administrative expense increased to 10.1% for the first nine months of fiscal year 2007 from 9.7% for the first nine months of fiscal year 2006. The acquisitions and new bid in contracts accounted for $1.4 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.3 million reduction resulting from the four contracts not included in the results for the first nine months of fiscal year 2007 and one managed services contract not included in the third quarter of fiscal year 2007. The remaining $2.0 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages, professional fees, travel expenses and facilities costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the first nine months of fiscal year 2007 was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP.

Depreciation Expense: Depreciation expense for the first nine months of fiscal year 2007 was $13.0 million compared to $10.1 million for the first nine months of fiscal year 2006, an increase of $2.9 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense remained flat at 10.6% for the first nine months of fiscal year 2007 compared to the first nine months of fiscal year 2006.

Amortization Expense: Amortization expense for the first nine months of fiscal year 2007 was $5.0 million compared to $4.6 million for the first nine months of fiscal year 2006, an increase of $0.4 million. As a percentage of revenues, amortization expense declined to 4.1% for the first nine months of fiscal year 2007 from 4.8% for the first nine months of fiscal year 2006.

Loss from Operations: Loss from operations was $0.1 million for the first nine months of fiscal year 2007 compared to a income from operations was $3.0 million for the first nine months of fiscal year 2006, an decrease of $3.1 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the first nine months of fiscal year 2007 was $12.0 million compared to $9.7 million for the first nine months of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $25.2 million in the average level of outstanding debt, combined with an increase of $0.3 million in amortization of deferred financing costs.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $2.9 million for the first nine months of fiscal year 2007 and unrealized gain on foreign currency exchange contracts of $2.2 million for the first nine months of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the first nine months of fiscal year 2007 was $0.6 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the first nine months of fiscal year 2006 totaled $41 thousand, primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $14.4 million for the first nine months of fiscal year 2007 compared to a loss of $4.6 million for the first nine months of fiscal year 2006, an increase of $9.8 million. This increased loss resulted primarily from the $5.0 million non cash increase in unrealized loss on derivative contracts, the $2.3 million increase in interest expense, and the $3.1 million increase in loss from operations items discussed above (which includes the $3.3 million increase in depreciation and amortization expense and the $1.9 million increase in non cash stock compensation).

Minority Interest: Minority interest for the first nine months of fiscal year 2007 and first nine months of fiscal year 2006 amounted to $108 thousand and $96 thousand, respectively.

Net Loss: Net loss for the first nine months of fiscal year 2007 amounted to $8.8 million, which includes a recovery of income taxes of $5.7 million. Net loss for the first nine months of fiscal year 2006 amounted to $3.0 million, and includes a recovery of income taxes of $1.6 million. Net loss per common share was $0.42 and $0.21 for the first nine months of fiscal year 2007 and the first nine months of fiscal year 2006, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, IPS distributions

are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its IPS distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first nine months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also has a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and

acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at March 31, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36% at March 31, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

On March 29, 2007, STA issued 3,010,000 common shares pursuant the Common Share Private Placement. The net proceeds of $16.2 million (after commissions and fees) were used entirely to pay down debt on the credit facility, including the temporary borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

During the first nine months of fiscal year 2007, net cash provided by operations totaled $2.0 million, which reflects an $8.0 million use of cash for net working capital. The Company's investing activities for the first nine months of fiscal year 2007 resulted in a use of cash of $20.4 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during the first nine months of fiscal year 2007, (ii) capital expenditures associated with the new bid-in contracts and additional new revenue contracts awarded to existing terminal locations of $10.0 million and (iii) $0.9 million in proceeds on sale of equipment. The Company's financing activities for the first nine months of fiscal year 2007 represented a source of cash of $14.8 million. Included in these financing activities were (i) $16.2 in net proceeds from the common share issuance completed on March 29, 2007, (ii) $35.0 million in gross proceeds from the Senior Note issuance, (iii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iv) $81.8 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $98.8 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal and accrued interest of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (iv) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (v) $8.1 million in dividend payments made during the first nine months of fiscal year 2007; (vi) $0.5 million in repurchases of IPSs pursuant to the normal course issuer bid and (vii) and $0.7 million in repayments on seller and other debt.

At March 31, 2007, debt outstanding under the Second Amended and Restated Credit Agreement and Note Purchase Agreement were $7.0 million and $35.0 million, respectively. The Company had approximately $66.9 million in borrowing available under the initial loan facilities of the Second Amended and Restated Credit Agreement (excluding the $50 million in additional commitments the Company may request under the Second Amended and Restated Credit Agreement). In addition, at March 31, 2007, outstanding debt included approximately $4.0

million in promissory notes due to former owners and equipment financing, and $77.6 million in Subordinated Notes and Separate Subordinated Notes. The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease, and the Company has recorded $0.5 million in operating lease expense for the first nine months of fiscal year 2007. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease.

We operate a fleet of approximately 4,500 vehicles as at March 31, 2007, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ending on June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $0.9 million to the counterparty under the fuel swap transaction during the first nine months of fiscal year 2007 relating to the recent decline in the market price of fuel. The fair value of the fuel hedge that is deferred and unrecognized at March 31, 2007 amounts to a loss of approximately $0.2 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year and exited another managed contract in California effective December 31, 2006. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract. In addition, the Company exited the managed contract in California after the school district opted to take the transportation services back in-house effective December 31, 2006.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of IPSs.

Cash Available for Distribution

Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Cash available for distribution may not be comparable to similar measures used by other companies or income trusts. Our cash available for distribution consists of (i) cash flow from operations adjusted for (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, and (c) cash interest expense, less (ii) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (iii) cash interest expense other than cash interest on the IPS Subordinated Notes, and (iv) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash Available for Distribution – reconciliation of cash flow from operations to cash available for distribution.

(in 000's, except per unit amounts)		Three Months Ended 3/31/07	Three Months Ended 3/31/06	Nine Months Ended 3/31/07	Nine Months Ended 3/31/06
Cash flows provided by operating activities		$ 7,729	$ 5,883	$ 2,046	$ 5,800
Adjustments:					
Changes in non-cash working capital items		(503)	(25)	7,980	3,549
Changes in other assets and liabilities		(105)	203	(471)	(218)
Non-operating cash flows		(333)	-	(463)	-
Cash interest expense		3,652	2,965	10,615	8,588
EBITDA		10,440	9,026	19,707	17,719
Less:					
Minority interest in cash flow of subsidiaries		(76)	(191)	(524)	(573)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,268)	(1,204)	(3,417)	(3,676)
Non-operating cash flows		333	-	463	-
Cash taxes paid		-	(32)	(89)	(179)
Maintenance capital expenditures, net		(78)	(169)	(978)	(4,996)
Cash Available for Distributions	US$	$ 9,351	$ 7,430	$ 15,162	$ 8,295
Cash Available for Distributions	**$Cdn**	**$ 11,169**	**$ 8,954**	**$ 18,050**	**$ 10,113**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,787	$ 2,138	$ 8,379	$ 5,991
Dividends on IPS common shares	$Cdn	2,879	$ 2,124	8,656	5,967
Dividends on common shares		140	-	140	-
Total Distributions	**$Cdn**	**$ 5,806**	**$ 4,262**	**$ 17,175**	**$ 11,958**

Cash available for distributions for the three and nine months ended March 31, 2007 is translated into Canadian dollars at weighted average rates of Cdn $1.1944 and $1.1905 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April, the Company extended the collar transaction another 6 months through January 2008 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows

via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the third quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. Payments related to these operating leases totaled $0.5 million for the first nine months of the 2007 fiscal year. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease. The Company has not recorded any operating lease expense in the first nine months of fiscal year 2007 for these 2007-2008 school year vehicles. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the third quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs are made in Canadian dollars. Cash available for distribution to IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions related to IPS units for the first nine months of the 2007 fiscal year, aggregated $14.3 million (Cdn $17.0 million). These distributions include dividends on the STA common stock component of the IPS units and interest payments on the Subordinated Notes component of the IPS units for both IPSs and IPSs that have been split by shareholders. Dividends on the common shares issued pursuant to the Common Share Private Placement on March 29, 2007 amounted to $0.1 million (Cdn $0.1 million). In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.5 million for the first nine months of the 2007 fiscal year.

Outstanding Share Data

As at March 31, 2007, the Company had 23,718,554 common shares issued and outstanding, of which 20,704,554 are represented by IPSs, 4,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 represent the common shares issued on March 29, 2007 pursuant to the common share only private placement. At May 9, 2007, the Company had 23,718,554 common shares issued and outstanding and 20,704,554 IPSs outstanding. Each IPS represents one common share of STA Ltd., and Cdn $3.847 principal amount of 14% Subordinated Notes.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks.

We are also exposed to changes in the market price of fuel in the ordinary course of business. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007	2nd Qtr 2007	3rd Qtr 2007
Revenues	$ 30,207	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116	$ 46,938	$ 49,248
Net loss	$ (2,090)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)	$ (2,414)	$ (242)
Net loss per share	$ (0.16)	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)	$ (0.12)	$ (0.01)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet

valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first nine months of the 2007 fiscal year.

Subsequent Events

On April 3, 2007, the Company extended its collar contracts from July 2008 through December 2008. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $ 1.10 and $1.174 to U.S. $1.00. These Collar Contracts cover Cdn $0.5 million of the monthly IPS distributions.

On April 10, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.1122 to US $1.00 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from January 2012 through March 2012.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements

contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The critical accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited financial statements for the year ended June 30, 2006. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. There have been no material changes to the critical accounting policies and estimated during the third quarter ended March 31, 2007.

Risk Factors

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses, regardless of any attempt to mitigate exposures to these operating expenses, or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

The Issuer and the Company are subject to a number of risks in addition to the foregoing. For a description of these risk factors reference should be made to the Company's Annual Information Form dated September 26, 2006, a copy of which can be obtained at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the three and nine months ended March 31, 2007

See Note #4 for summary consolidating financial information

Student Transportation of America Ltd.

Unaudited Consolidated Financial Statements

March 31, 2007

Contents

Student Transportation of America Ltd.
Unaudited Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at March 31, 2007	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 4,095	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $99 and $116 at March 31, 2007 and June 30, 2006, respectively	19,096	12,206
Inventory	1,746	1,584
Prepaid expenses	8,510	5,989
Other current assets (Note 8)	2,813	3,464
Total current assets	36,260	30,931
Other assets	7,618	7,935
Property and equipment, net	96,301	95,546
Foreign currency exchange contracts (Note 8)	1,279	3,976
Other intangible assets, net (Note 3)	48,221	51,658
Goodwill (Note 3)	71,548	64,133
Total assets	$ 261,227	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,883	$ 1,577
Accrued expenses and other current liabilities	14,024	12,426
Current portion of long-term debt	3,414	2,450
Total current liabilities	19,321	16,453
Long-term debt (Note 4)	120,181	106,931
Future income tax liability	26,869	32,540
Total liabilities	166,371	155,924
Commitments and contingencies		
Minority interest (Note 6)	2,116	7,419
Shareholders' equity		
Common shares (Note 5)	128,000	112,061
Accumulated deficit	(32,765)	(16,326)
Cumulative currency translation adjustments	(2,495)	(4,899)
Total shareholders' equity	92,740	90,836
Total liabilities and shareholders' equity	$ 261,227	$ 254,179

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Revenues	$ 49,248	$ 39,933	$ 122,302	$ 95,135
Costs and expenses:				
Cost of operations	34,598	27,348	90,253	68,168
General and administrative	4,210	3,559	12,342	9,248
Non-cash stock compensation	-	-	1,862	-
Depreciation expense	5,554	4,448	12,982	10,127
Amortization expense	1,667	1,544	4,992	4,565
Total operating expenses	46,029	36,899	122,431	92,108
Income (loss) from operations	3,219	3,034	(129)	3,027
Interest expense	3,880	3,258	12,015	9,714
Unrealized loss (gain) on derivatives	61	282	2,857	(2,174)
Other (income) expense , net	(369)	(4)	(636)	41
Loss before income taxes and minority interest	(353)	(502)	(14,365)	(4,554)
Recovery of income taxes	(145)	(140)	(5,671)	(1,612)
Minority interest	34	73	108	96
Net loss	(242)	(435)	(8,802)	(3,038)
Accumulated deficit- beginning of period	(29,922)	(11,295)	(16,326)	(5,550)
Dividends declared	(2,589)	(1,758)	(7,579)	(4,900)
Repurchase of common shares	(12)	-	(58)	-
Accumulated deficit - end of period	$ (32,765)	$ (13,488)	$ (32,765)	$ (13,488)
Weighted average number of shares outstanding	20,780,034	15,864,554	20,768,220	14,567,147
Basic and diluted net loss per common share	**$ (0.01)**	**$ (0.03)**	**$ (0.42)**	**$ (0.21)**

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Operating activities				
Net loss	$ (242)	$ (435)	$ (8,802)	$ (3,038)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Minority interest	34	73	108	96
Future income taxes	(145)	(140)	(5,671)	(1,612)
Unrealized loss (gain) on derivatives	61	282	2,857	(2,174)
Amortization of deferred financing costs	228	293	1,400	1,126
Non- cash stock compensation expense	-	-	1,862	-
(Gain) loss on disposal	(36)	(4)	(173)	41
Depreciation expense	5,554	4,448	12,982	10,127
Amortization expense	1,667	1,544	4,992	4,565
Changes in current assets and liabilities:				
Accounts receivable	(1,019)	(638)	(6,906)	(5,991)
Prepaid expenses, inventory and other current assets	114	(1,085)	(1,714)	(1,878)
Accounts payable	989	8	321	426
Accrued expenses and other current liabilities	419	1,740	319	3,894
Changes in other assets and liabilities	105	(203)	471	218
Net cash provided by operating activities	7,729	5,883	2,046	5,800
Investing activities				
Business acquisitions, net of cash acquired of $270 and $179 at March 31, 2007 and March 31, 2006, respectively	39	(5,478)	(10,284)	(23,440)
Purchases of property and equipment	(823)	(1,401)	(11,022)	(12,124)
Proceeds on sale of equipment	36	17	940	218
Net cash used in investing activities	(748)	(6,862)	(20,366)	(35,346)
Financing activities				
Private Placement offering of common shares, net of expenses (Note 5)	16,227	-	16,227	20,022
Private Placement offering of 14.0% Subordinated Notes	-	-	-	10,022
Repurchase of common shares, net of expenses	(150)	-	(346)	-
Redemption of 14% Subordinated Notes	(82)	-	(183)	-
Senior Secured Note issuance (Note 4)	-	-	35,000	-
Repurchase of Class B Series One common shares (Note 6)	-	-	(8,551)	-
Deferred financing costs	-	(96)	(1,590)	(1,028)
Common stock dividends	(2,556)	(1,946)	(8,058)	(5,352)
Borrowings on credit facility	13,372	15,380	81,813	65,689
Payments on credit facility	(30,424)	(8,919)	(98,750)	(56,469)
Repayments on seller debt and equipment financing	(271)	(108)	(715)	(366)
Net cash (used in) provided by financing activities	(3,884)	4,311	14,847	32,518
Effect of exchange rate changes on cash	(31)	-	(120)	-
Net increase (decrease) in cash and cash equivalents	3,066	3,332	(3,593)	2,972
Cash and cash equivalents at beginning of period	1,029	1,297	7,688	1,657
Cash and cash equivalents at end of period	$ 4,095	$ 4,629	$ 4,095	$ 4,629

See accompanying notes.

Student Transportation of America Ltd.
Notes to Unaudited Consolidated Financial Statements
For the three and nine months ended March 31, 2007
(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of $8,854, (Cdn $10,857). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B series one common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of STA Holdings, respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

(000's of U.S. Dollars, unless specified)

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at March 31, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. The Company purchased

(000's of U.S. Dollars, unless specified)

1. General (continued)

for cancellation 25,500 and 56,000 IPS's out of available cash for the three and nine months ended March 31, 2007, respectively (see Note 5).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 4). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 6). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 6).

On March 29, 2007, the Issuer sold 3,010,000 common shares pursuant to a private placement for total gross cash proceeds of $17.3 million (Cnd $20.0 million). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.56% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2006 audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to match the vehicle's usage. These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2006.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. The first six months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.8 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Property and equipment	$ 3,704
Intangible assets	1,683
Subtotal	5,387
Goodwill	5,405
Total	$ 10,792

The purchase price consisted of $10.6 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during the year ended June 30, 2006 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada
- March 8, 2006 – Liftlock Coach Lines Limited and R. Bennett Bus Line Ltd., (together "Liftlock") located in Ontario, Canada
- April 18, 2006 – McCrillis Transportation Inc. located in Portsmouth, New Hampshire
- May 1, 2006 – Positive Connections, Inc. ("PCI"), located in Illinois and Minnesota

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $48.4 million. The allocation of the purchase price as presented in the following table, is preliminary with respect to certain of the acquisitions and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Current assets, less current liabilities	$	1,517
Property and equipment		27,412
Intangible assets		8,984
Future income taxes		(8,206)
Subtotal		29,707
Goodwill		18,698
Total	$	48,405

The purchase price consisted of $44.3 million in cash and $4.1 million in the form of promissory notes. The PCI purchase and sale agreement includes a contingent purchase

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

price payment provision related to the award of two additional revenue contracts for services for the school year that commenced in September 2006. The estimate of this contingent payment has been included in the preliminary purchase price and been reflected as a component of seller debt in the June 30, 2006 balance sheet. The contingent purchase price payment will be based on the final results of these two revenue contracts for the 2006-2007 school year that ends June 30, 2007.

Identifiable intangible assets consist of contract rights of $5.8 million that will be amortized over 21 to 23 years, covenants not to compete of $1.6 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $1.6 million with an indefinite life.

4. Debt

Second Amended and Restated Credit Agreement and Senior Secured Notes

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 6) and for general corporate purposes.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at March 31, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36 % at March 31, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense during the nine months ended March 31, 2007. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualified as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million was recorded as a gain during the nine months ended March 31, 2007.

On March 23, 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio from 4.6 to 4.8.

4. Debt (continued)

Subordinated Notes and Separate Subordinated Notes

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock, in March 2006 and Simcoe in July 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the period ended March 31, 2007 is as follows (000's):

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Total Consolidated Amounts
Revenue	$ -	$114,319	$7,983	$122,302
Loss from operations	-	(917)	788	(129)
Net loss	-	(9,114)	312	(8,802)
Current assets	-	35,716	544	36,260
Non-current assets	-	202,643	22,324	224,967
Current liabilities	-	18,332	989	19,321
Non-current liabilities (a)	77,659	69,235	156	147,050
Due to/from affiliated companies	(31,350)	10,430	20,920	-

(a) excludes minority interest and due to/from affiliated companies

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 25,500 and 56,000 IPS Units during the three and nine months ended March 31, 2007, respectively. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. As such, $0.2 million of Subordinated Notes (originally included as part of the IPS Units) have been redeemed as of March 31, 2007.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs and common shares as described above (see Note 1). Each IPS consists of one common share of STA and Cdn $3.847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 25,500 and 56,000 IPS Units during the three and nine months ended March 31, 2007, respectively. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.3 million.

As at March 31, 2007, 23,718,554 common shares are issued and outstanding, of which 20,704,554 are represented by IPS's, 4,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 are common shares issued through an equity only private placement completed March 29, 2007. As at March 31, 2006, 15,864,554 common shares were issued and outstanding, of which 15,863,554 were represented by

(000's of U.S. Dollars, unless specified)

5. Common Shares (continued)

IPS's and 1,000 were common shares related to IPS's that were split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the nine months ended March 31, 2007 and 2006 were calculated based on weighted average common shares outstanding of 20,768,220 and 14,567,147, respectively.

6. Minority Interest

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issues pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B – Series One common shares, the Company recorded an increase in goodwill of $2.4 million as at March 31, 2007.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at March 31, 2007 consists of the 345,697 Class B – Series Two common shares of STA Holdings issued and outstanding pursuant to the EIP. The outstanding Class B common shares represented a 1.4% and 4.5% interest in STA Holdings as at March 31, 2007 and June 30, 2006, respectively.

7. Stock Based Compensation

During the first quarter of the fiscal year, STA Holdings granted 290,073 Class B – Series Two common shares pursuant to the EIP that were fully vested on the grant date. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the nine months ended March 31, 2007 based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of restricted shares, 50,760 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants. As such, 239,313 restricted shares relating to these grants remain outstanding as at March 31, 2007.

8. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016.

Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
Apr 2007- Mar 2008	12	11.9	14.7	1.2275
Apr 2008- Mar 2009	12	11.9	14.7	1.2275
Apr 2009- Mar 2010	12	11.9	14.7	1.2278
Apr 2010- Mar 2011	12	12.7	14.7	1.1527
Apr 2011- Dec 2011	9	10.1	10.9	1.0859
		58.5	69.7	

(000's of U.S. Dollars, unless specified)

8. Foreign Currency Exchange Contracts (continued)

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00 through July 2008. STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $2.4 million and $5.3 million at March 31, 2007 and June 30, 2006, respectively, of which $1.1 million and $1.3 million is recorded in other current assets on the consolidated balance sheet at March 31, 2007 and June 30, 2006, respectively. The Forward Contracts have a notional amount of approximately $69.7 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

9. Fuel Hedge

During September 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market diesel fuel prices ("Fuel Hedge"). The Fuel Hedge fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for the ten month period ending June 30, 2007. The Fuel Hedge is designated as a cash flow hedge of the underlying exposure of increases in the market price of diesel fuel for a portion of the Company's forecasted purchases during this time period. Because of the high correlation between the heating oil hedge instrument and the underlying exposure of diesel fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying diesel fuel purchases.

The Company assesses hedge effectiveness on a cumulative-dollar-offset-basis by comparing the overall changes in the expected cash flows on the heating oil swap contract with the changes in the expected cash flows on the forecasted diesel fuel purchases. As at March 31, 2007 the fuel hedge is highly effective and changes in fair value of the hedge are deferred and will be recognized in income as the hedged transactions occur. The fair value of the Fuel Hedge that is deferred and unrecognized at March 31, 2007 amounts to a loss of approximately $0.2 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

(000's of U.S. Dollars, unless specified)

10. Supplemental Cash Flow Information

The Company paid $3.6 million and $10.5 million in interest for the three and nine months ended March 31, 2007, respectively. The Company paid $2.8 million and $8.4 million in interest for the three and nine months ended March 31, 2006, respectively. The Company paid $0.1 million in taxes for the nine months ended March 31, 2007. The Company paid $32 thousand and $0.2 million in taxes during the three and nine months ended March 31, 2006, respectively.

11. Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.1 million to Coast Cities during the nine months ended March 31, 2007.

12. Subsequent Events

On April 3, 2007, the Company extended its Collar Contracts from July 2008 through December 2008. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.10 and Cdn $1.174 to U.S. $1.00. These Collar Contracts cover Cdn $0.5 million of the monthly IPS distributions.

On April 10, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.1122 to US $1.00 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from January 2012 through March 2012.

For Immediate Release

STUDENT TRANSPORTATION TO HOLD THIRD QUARTER FISCAL 2007 RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – May 8, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB.UN) today announced it will hold a conference call and live audio webcast on Friday, May 11, 2007 at 10 a.m. (ET) to discuss its financial results for the third quarter of fiscal 2007 ended March 31, 2007.

A news release announcing Student Transportation's results will be issued prior to the call.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, David White, President and Chief Operating Officer and Patrick Walker, Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing 416-849-9305 or 1-866-838-4337. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Friday, May 18, 2007 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and quote the passcode 247132#.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com.**

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

David A. White
President and Chief Operating Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

For Immediate Release

STUDENT TRANSPORTATION SWINGS INTO GEAR
DRIVING FOR THE U.S. OPEN

Wall, NJ – May 2, 2007 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) announced that they will be one of the main providers of onsite shuttle transportation for the 107th U.S. Open golf championship to be played June 11-17 at the Oakmont Country Club located in Oakmont, PA.

Tournament officials expect between 35,000 and 50,000 people to attend the event each day. "Providing the onsite transportation for this historic golf tournament is a privilege and a testimony to our long standing relations with officials of the event. Given the large number of spectators attending this event, providing safe and timely transportation is our main goal," said Pete Pearson, Regional Vice President of Operations for STA.

STA will provide 70 vehicles from its operating terminals throughout Pennsylvania and the Oakmont area. "This is our fourth U.S. Open as part of STA. Our management team is experienced in large event transportation venues such as this having worked previous U.S. Open's while some of us were with Laidlaw," added Pearson.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar

expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE APRIL 2007 DISTRIBUTION

Toronto, Ontario – April 19, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on May 15, 2007 to holders of record of IPSs at the close of business on April 30, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on May 15, 2007 to holders of record at the close of business on April 30, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from April 1 to April 30, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT is dated as of March 23, 2007 (this *"Amendment"*), among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada, Inc., an Ontario Corporation (the *"Canadian Borrower"*), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and Harris N.A. (*"Harris"*), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrower, the guarantors party thereto (the *"Guarantors"*), the financial institutions listed on the signature pages thereof as Lenders and the Administrative Agent have heretofore entered into that certain Second Amended and Restated Credit Agreement, dated as of December 14, 2006 (as amended, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrower have asked the Lenders and the Administrative Agent to amend the Total Leverage Ratio and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 *Use of Defined Terms.* Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 Section 8.25 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

> *Section 8.25. Total Leverage Ratio.* STA Holdings shall not permit the Total Leverage Ratio as of the last day of each fiscal quarter of the Parent ending on or after the Closing Date to be more than 4.80 to 1.00.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 *Credit Agreement Representations.* In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, the Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2 *Due Authorization, Non-Contravention, etc.* The execution, delivery and performance by the Borrower, the Canadian Borrower and STA Holdings of this Amendment are within the Borrower's, the Canadian Borrower's and STA Holdings' powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Borrower's, the Canadian Borrower's or STA Holdings' constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, the Canadian Borrower or STA Holdings; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, the Canadian Borrower's or STA Holdings' properties.

Section 3.3 *Government Approval, Regulation, etc.* No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, the Canadian Borrower or STA Holdings of this Amendment.

Section 3.4 *Validity, etc.* This Amendment constitutes the legal, valid and binding obligation of the Borrower, the Canadian Borrower and STA Holdings enforceable in accordance with its terms.

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1 *Effectiveness.* This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors, the Administrative Agent, and the Required Lenders.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1 *Ratification of and References to the Credit Agreement.* Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is

hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2 *Headings.* The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3 *Execution in Counterparts.* This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4. *No Other Amendments.* Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.5. *Costs and Expenses.* The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.5 *Governing Law.* THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By ____________________
Name ____________________
Title ____________________

STUDENT TRANSPORTATION OF CANADA INC., as
Canadian Borrower

By ____________________
Name ____________________
Title ____________________

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION LC, as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOLBUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
JAMES O. SACKS, INC., as a Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
POSITIVE CONNECTIONS LEASING CORP., as a Guarantor
BYRD YEANY BUSING, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By [signature]
Name ____________________
Title ____________________

HARRIS N.A., as L/C Issuer and as
Administrative Agent

By [signature]

Name William Thomson

Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a
U.S. Lender

By ______________________________
Name William Thomson
Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________________

Name __________Robert M. Reeg

Title __________Duly Authorized Signatory

CIBC INC., as a U.S. Lender

By ______________________

Name **Dominic J. Sorresso**

Title **Executive Director**

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By B. Ciallella

Name

Title

Ben Ciallella
Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By

Name Chint Kulkarni

Title Executive Director

TIM THOMAS

Managing Director

GE CANADA FINANCE HOLDING COMPANY, as a Canadian Lender

By ____________________
Name RICHARD ZENI
Title DULY AUTHORIZED SIGNATORY

Caisse de dépôt et placement du Québec

COMMUNIQUÉ
DE PRESSE

POUR PUBLICATION IMMÉDIATE
CNW

LA CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC ACQUIERT DES ACTIONS ORDINAIRES DE STUDENT TRANSPORTATION OF AMERICA LTD.

Montréal, le 30 mars 2007 – La Caisse de dépôt et placement du Québec (la « Caisse ») a diffusé le 29 mars 2007 un communiqué de presse à la suite de l'acquisition de 1 867 500 actions ordinaires de Student Transportation of America Ltd. (TSX: STB) (« STA » ou la « Compagnie »).

À la suite de l'obtention de nouvelles informations auprès de STA concernant les actions en circulation de la Compagnie, les pourcentages représentant la participation de la Caisse auraient dû se lire 7,87 % au lieu de 8,99 % des actions en circulation de STA et 15,04 % au lieu de 16,99 % sur une base partiellement diluée.

Les autres informations contenues dans le communiqué de presse daté du 29 mars 2007 demeurent inchangées.

- 30 -

Source et information :

Annie Vallières
Relations avec les médias
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec, H2Z 2B3
Tél : 514 847-5493

DÉCLARATION SELON LE SYSTÈME D'ALERTE

EN VERTU DE LA NORME CANADIENNE 62-103

a) La dénomination et l'adresse de l'initiateur

Caisse de dépôt et placement du Québec (la « Caisse »)
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3

b) La désignation et le nombre ou le nominal des titres et le pourcentage de participation de l'initiateur dans la catégorie des titres dont l'initiateur a acquis la propriété ou le contrôle dans l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse, avec indication du fait qu'il a acquis la propriété ou le contrôle

La Caisse a acquis 1 867 500 actions ordinaires de Student Transportation of America Ltd. (« STA ») au prix de 6,65$ chaque action, pour un montant total de 12 418 875$, représentant 7,87% des actions ordinaires en circulation de STA.

La Caisse a acquis la propriété des 1 867 500 actions ordinaires de STA faisant l'objet de la présente déclaration.

La Caisse détient aussi 2 000 000 titres participatifs et à revenu (les « titres participatifs ») de Student Transportation of America ULC (« STA ULC »). Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847$, portant intérêt au taux de 14% de STA ULC.

c) La désignation et le nombre ou le nominal des titres et le pourcentage de participation de l'initiateur dans la catégorie de titres immédiatement après l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse

Suite à cette opération, la Caisse détient 1 867 500 actions ordinaires de STA, représentant 7,87% des actions en circulation de STA.

Si la Caisse scindait la totalité de ses titres participatifs en actions ordinaires et en billets subordonnés composant celles-ci, elle détiendrait alors 3 867 500 actions ordinaires de STA, soit 15,04% des actions de cette catégorie en circulation sur une base partiellement diluée.

d) La désignation et le nombre ou le nominal des titres et le pourcentage de titres en circulation de la catégorie visée en (c) sur lesquels

i) l'initiateur, seul ou avec des alliés, possède la propriété et le contrôle;

La Caisse a acquis la propriété des 1 867 500 actions ordinaires de STA faisant l'objet de la présente déclaration.

La Caisse détient aussi 2 000 000 titres participatifs et à revenu (les « titres participatifs ») de Student Transportation of America ULC (« STA ULC »). Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847$, portant intérêt au taux de 14% de STA ULC.

ii) l'initiateur, seul ou avec des alliés, possède la propriété, alors que le contrôle est détenu par d'autres personnes ou sociétés que l'initiateur ou des alliés;

S/O

iii) l'initiateur, seul ou avec des alliés, possède ou partage le contrôle, sans posséder la propriété;

S/O

e) Le marché sur lequel l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse a eu lieu

Bourse de Toronto.

f) L'objectif poursuivi par l'initiateur et ses alliés en effectuant l'opération ou en réalisant l'événement donnant lieu au communiqué de presse, notamment tout plan d'acquérir la propriété ou le contrôle d'autres titres de l'émetteur assujetti

Cette opération a été effectuée à des fins d'investissement et la Caisse pourrait accroître ou diminuer son investissement dans STA selon les conditions du marché ou d'autres facteurs pertinents.

g) La nature générale et les conditions importantes de toute convention, autres que les conventions de prêt, concernant les titres de l'émetteur assujetti qui a été conclue entre l'initiateur, ou l'un de ses alliés, et l'émetteur des titres ou toute autre entité à l'occasion de l'opération ou de l'événement donnant lieu au communiqué de presse, notamment les conventions concernant l'acquisition, la conservation ou la disposition des titres, ou l'exercice du droit de vote qui leur est afférent

S/O.

h) Le nom de tous les alliés concernant l'information prévue dans la présente annexe

S/O.

i) Dans le cas d'une opération ou d'un événement qui n'a pas eu lieu sur une bourse ou sur un autre marché représentant le marché officiel pour les titres, notamment l'émission d'actions nouvelles, la nature et la valeur de la contrepartie payée par l'initiateur.

S/O

j) S'il y a lieu, une description de tout changement dans un fait important déclaré dans un communiqué de presse établi antérieurement par l'entité selon les règles du système d'alerte ou selon la partie 4 à propos des titres de l'émetteur assujetti.

S/O

En date du 30 mars 2007

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Par : ______________________
Paûle Gaumond
Conseillère juridique

Caisse de dépôt et placement du Québec

PRESS RELEASE

FOR IMMEDIATE RELEASE
CNW

THE CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC ACQUIRES SHARES OF STUDENT TRANSPORTATION OF AMERICAS LTD

Montreal, March 30th, 2007 – The Caisse de dépôt et placement du Québec (« Caisse ») released on March 29th, 2007 a press release regarding the acquisition of 1,867,500 common shares of Student Transportation of America Ltd. (TSX: STB) (« STA » or the "Company").

Following de reception of new information from the Company, Caisse's security holdings percentages should have been read 7.87% instead of 8.99% of the common shares outstanding and 15.04% instead of 16.99% on a partially diluted basis.

All other information contained in the press release dated March 29th, 2007 remain unchanged.

- 30 -

Sources and information: Annie Vallières
Media Relations
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec, H2Z 2B3
514 847-5493

EARLY WARNING REPORT PURSUANT

TO NATIONAL INSTRUMENT 62-103

1. Name and address of the offeror:

Caisse de dépôt et placement du Québec (« Caisse »)
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances:

The Caisse de dépôt et placement du Québec (« Caisse ») acquired 1,867,500 common shares of Student Transportation of America Ltd. (« STA ») at a price of $6.65 per share, for an aggregate subscription price of $12,418,875, representing 7.87% of the common shares outstanding of STA.

Caisse acquired the ownership of those common shares of STA.

Caisse also holds 2,000,000 income participating securities ("IPS units") of Student Transportation of America ULC ("STA ULC"). Each IPS unit consists of one common share of STA and C$3.847 principal amount of 14% subordinated debt of STA ULC.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file this report:

Following this transaction, Caisse holds 1,867,500 common shares of STA, representing 7.87% of the common shares outstanding.

If Caisse were to separate all of its IPS units into the common shares and subordinated notes represented thereby, its participation would represents a total of 3,867,500 common shares of STA, or 15.04% of the common shares outstanding on a partially diluted basis.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (a) the offeror, either alone or together with any joint actors, has ownership and control;

   Caisse acquired the ownership of the 1,867,500 common shares of STA.

   Caisse also holds 2,000,000 income participating securities ("IPS units") of Student Transportation of America ULC ("STA ULC"). Each IPS unit consists of one common share of STA and C$3.847 principal amount of 14% subordinated debt of STA ULC.

   (b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

   N/A

   (c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

   N/A

5. **The name of the market in which the transaction or occurrence that gave rise to this report took place:**

   Toronto Stock Exchange.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   This transaction was made for investment purposes and Caisse could increase or decrease its investments in STA depending on market conditions or any other relevant factor.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   N/A.

8. The names of any joint actors in connection with the disclosure required by this report:

N/A.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

N/A.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:

N/A

DATED this 30th day of March, 2007.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Par : [signature]

Paûle Gaumond
Legal Counsel

DÉCLARATION SELON LE SYSTÈME D'ALERTE

EN VERTU DE LA NORME CANADIENNE 62-103

a) La dénomination et l'adresse de l'initiateur

Caisse de dépôt et placement du Québec (la « Caisse »)
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3

b) La désignation et le nombre ou le nominal des titres et le pourcentage de participation de l'initiateur dans la catégorie des titres dont l'initiateur a acquis la propriété ou le contrôle dans l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse, avec indication du fait qu'il a acquis la propriété ou le contrôle

La Caisse a acquis 1 867 500 actions ordinaires de Student Transportation of America Ltd. (« STA ») au prix de 6,65$ chaque action, pour un montant total de 12 418 875$, représentant 8,99% des actions ordinaires en circulation de STA.

La Caisse a acquis la propriété des 1 867 500 actions ordinaires de STA faisant l'objet de la présente déclaration.

La Caisse détient aussi 2 000 000 titres participatifs et à revenu (les « titres participatifs ») de Student Transportation of America ULC (« STA ULC »). Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847$, portant intérêt au taux de 14% de STA ULC.

c) La désignation et le nombre ou le nominal des titres et le pourcentage de participation de l'initiateur dans la catégorie de titres immédiatement après l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse

Suite à cette opération, la Caisse détient 1 867 500 actions ordinaires de STA, représentant 8,99% des actions en circulation de STA.

Si la Caisse scindait la totalité de ses titres participatifs en actions ordinaires et en billets subordonnés composant celles-ci, elle détiendrait alors 3 867 500 actions ordinaires de STA, soit 16,99% des actions de cette catégorie en circulation sur une base partiellement diluée.

d) **La désignation et le nombre ou le nominal des titres et le pourcentage de titres en circulation de la catégorie visée en (c) sur lesquels**

i) l'initiateur, seul ou avec des alliés, possède la propriété et le contrôle;

La Caisse a acquis la propriété des 1 867 500 actions ordinaires de STA faisant l'objet de la présente déclaration.

La Caisse détient aussi 2 000 000 titres participatifs et à revenu (les « titres participatifs ») de Student Transportation of America ULC (« STA ULC »). Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847$, portant intérêt au taux de 14% de STA ULC.

ii) l'initiateur, seul ou avec des alliés, possède la propriété, alors que le contrôle est détenu par d'autres personnes ou sociétés que l'initiateur ou des alliés;

S/O

iii) l'initiateur, seul ou avec des alliés, possède ou partage le contrôle, sans posséder la propriété;

S/O

e) **Le marché sur lequel l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse a eu lieu**

Bourse de Toronto.

f) **L'objectif poursuivi par l'initiateur et ses alliés en effectuant l'opération ou en réalisant l'événement donnant lieu au communiqué de presse, notamment tout plan d'acquérir la propriété ou le contrôle d'autres titres de l'émetteur assujetti**

Cette opération a été effectuée à des fins d'investissement et la Caisse pourrait accroître ou diminuer son investissement dans STA selon les conditions du marché ou d'autres facteurs pertinents.

g) **La nature générale et les conditions importantes de toute convention, autres que les conventions de prêt, concernant les titres de l'émetteur assujetti qui a été conclue entre l'initiateur, ou l'un de ses alliés, et l'émetteur des titres ou toute autre entité à l'occasion de l'opération ou de l'événement donnant lieu au communiqué de presse, notamment les conventions concernant l'acquisition, la conservation ou la disposition des titres, ou l'exercice du droit de vote qui leur est afférent**

S/O.

h) Le nom de tous les alliés concernant l'information prévue dans la présente annexe

S/O.

i) Dans le cas d'une opération ou d'un événement qui n'a pas eu lieu sur une bourse ou sur un autre marché représentant le marché officiel pour les titres, notamment l'émission d'actions nouvelles, la nature et la valeur de la contrepartie payée par l'initiateur.

S/O

j) S'il y a lieu, une description de tout changement dans un fait important déclaré dans un communiqué de presse établi antérieurement par l'entité selon les règles du système d'alerte ou selon la partie 4 à propos des titres de l'émetteur assujetti.

S/O

En date du 29 mars 2007

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Par : ______________________
Paûle Gaumond
Conseillère juridique

Caisse de dépôt et placement du Québec

COMMUNIQUÉ
DE PRESSE

Pour diffusion immédiate
CNW

LA CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC ACQUIERT DES ACTIONS ORDINAIRES DE STUDENT TRANSPORTATION OF AMERICA LTD.

Montréal, le 29 mars 2007 – La Caisse de dépôt et placement du Québec (la « Caisse ») annonce qu'elle a acquis, par voie de placement privé, 1 867 500 actions ordinaires de Student Transportation of America Ltd. (TSX: STB) (« STA ») au prix de 6,65 $ chaque action, pour un montant total de 12 418 875 $, représentant 8,99 % des actions ordinaires en circulation de STA.

La Caisse détient présentement 2 000 000 titres participatifs et à revenu (les « titres participatifs ») de Student Transportation of America ULC (« STA ULC »). Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847 $, portant intérêt au taux de 14 % de STA ULC.

À la suite de cette opération, si la Caisse scindait la totalité de ses titres participatifs en actions ordinaires et en billets subordonnés composant celles-ci, elle détiendrait alors 3 867 500 actions ordinaires de STA, soit 16,99 % des actions de cette catégorie en circulation sur une base partiellement diluée.

Cette opération a été effectuée à des fins d'investissement et la Caisse pourrait accroître ou diminuer son investissement dans STA selon les conditions du marché ou d'autres facteurs pertinents.

- 30 -

Source et information : Annie Vallières
Relations avec les médias
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec, H2Z 2B3
Tél : 514 847-5493

EARLY WARNING REPORT PURSUANT

TO NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror:**

   Caisse de dépôt et placement du Québec (« Caisse »)
   1000, place Jean-Paul-Riopelle
   Montréal, Québec
   H2Z 2B3

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances:**

   The Caisse de dépôt et placement du Québec (« Caisse ») acquired 1,867,500 common shares of Student Transportation of America Ltd. (« STA ») at a price of $6.65 per share, for an aggregate subscription price of $12,418,875, representing 8.99% of the common shares outstanding of STA.

   Caisse acquired the ownership of those common shares of STA.

   Caisse also holds 2,000,000 income participating securities ("IPS units") of Student Transportation of America ULC ("STA ULC"). Each IPS unit consists of one common share of STA and C$3.847 principal amount of 14% subordinated debt of STA ULC.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file this report:**

   Following this transaction, Caisse holds 1,867,500 common shares of STA, representing 8.99% of the common shares outstanding.

   If Caisse were to separate all of its IPS units into the common shares and subordinated notes represented thereby, its participation would represents a total of 3,867,500 common shares of STA, or 16.99% of the common shares outstanding on a partially diluted basis.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control;

Caisse acquired the ownership of the 1,867,500 common shares of STA.

Caisse also holds 2,000,000 income participating securities ("IPS units") of Student Transportation of America ULC ("STA ULC"). Each IPS unit consists of one common share of STA and C$3.847 principal amount of 14% subordinated debt of STA ULC.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

N/A

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

N/A

5. The name of the market in which the transaction or occurrence that gave rise to this report took place:

Toronto Stock Exchange.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

This transaction was made for investment purposes and Caisse could increase or decrease its investments in Golden China depending on market conditions or any other relevant factor.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A.

8. **The names of any joint actors in connection with the disclosure required by this report:**

   N/A.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and**

   N/A.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:**

    N/A

DATED this 29th day of March, 2007.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Par : ______________________________

Paûle Gaumond
Legal Counsel

Caisse de dépôt et placement du Québec

PRESS RELEASE

For immediate release
CNW

THE CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC ACQUIRES SHARES OF STUDENT TRANSPORTATION OF AMERICAS LTD

Montreal, March 29, 2007 – The Caisse de dépôt et placement du Québec (« Caisse ») announces that it has acquired, by private placement, 1,867,500 common shares of Student Transportation of America Ltd. (TSX: STB) (« STA ») at a price of $6.65 per share, for an aggregate subscription price of $12,418,875, representing 8.99% of the common shares outstanding of STA.

Caisse presently holds 2,000,000 income participating securities ("IPS units") of Student Transportation of America ULC ("STA ULC"). Each IPS unit consists of one common share of STA and $3.847 principal amount of 14% subordinated debt of STA ULC.

Following this transaction, if Caisse were to separate all of its IPS units into the common shares and subordinated notes represented thereby, its participation would represents a total of 3,867,500 common shares of STA, or 16.99% of the common shares outstanding on a partially diluted basis.

This transaction was made for investment purposes and Caisse could increase or decrease its investments in STA depending on market conditions or any other relevant factor.

- 30 -

Sources and information: Annie Vallières
Media Relations
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montreal, Quebec, H2Z 2B3
514 847-5493

Student Transportation of America Ltd.
Completes $20,016,500 Private Placement Offering

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

March 29, 2007, Toronto, Ontario - Student Transportation of America Ltd. ("STA") announced today that it has closed its previously-announced private placement for gross proceeds of $20,016,500. STA sold 3,010,000 common shares at a price of $6.65 per common share in a private placement through a syndicate of agents led by Wellington West Capital Markets Inc. and including CIBC World Markets Inc., BMO Capital Markets and Sprott Securities Inc.

The proceeds of the offering will be used to repay debt that was drawn down on a temporary basis to repurchase a portion of the outstanding class B common shares of Student Transportation of America Holdings, Inc. (which shares had an escalating dividend), and to repay debt incurred in connection with a recently completed acquisition.

THE SECURITIES OFFERED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America Ltd.
announces increase of common share offering

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario - March 22, 2007 - Student Transportation of America Ltd. ("STA") announced today that its previously announced private placement of common shares has been increased by 1,205,000 common shares for additional gross proceeds of approximately $8 million. It is expected that a total of 3,010,000 common shares will be sold under the Offering for total gross proceeds of approximately $20 million. The private placement was announced on March 21, 2007 and is being offered by a syndicate of agents led by Wellington West Capital Markets Inc. and including CIBC World Markets Inc., BMO Capital Markets Corp. and Sprott Securities Inc.

The common shares issued pursuant to the Offering will be subject to a four-month hold period, commencing at closing. The proceeds of the Offering will be used to repay debt that was drawn down on a temporary basis to repurchase a portion of the outstanding class B common shares of Student Transportation of America Holdings, Inc. (which shares had an escalating dividend) and debt incurred in connection with a recent acquisition completed by STA.

As previously announced by STA, in part, the Offering of common shares of STA (as opposed to IPSs (TSX: STB.UN)) is part of a longer-term strategy to create liquidity in the common shares, as more fully described in STA's earlier press release of March 21, 2007.

THE SECURITIES OFFERED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

GOODMANS\\5424777.2

Student Transportation of America Ltd. announces common share offering

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario - March 21, 2007 - Student Transportation of America Ltd. ("STA") announced today that it has entered into an engagement letter with Wellington West Capital Markets Inc. ("WWCM") in connection with a private placement on a best efforts basis (the "Offering") of 1,805,000 common shares (TSX: STB) at a price of $6.65 per common share for aggregate gross proceeds of approximately $12 million.

The common shares issued pursuant to the Offering will be subject to a four-month hold period, commencing at closing. The proceeds of the Offering will be used to repay debt that was drawn down on a temporary basis to repurchase a portion of the outstanding class B common shares of Student Transportation of America Holdings, Inc., (which shares had an escalating dividend).

In part, the Offering of common shares of STA (as opposed to IPSs (TSX: STB.UN)) is part of a longer-term strategy to create liquidity in the common shares. Each IPS unit consists of one common share of STA and C$3.847 principal amount of 14% subordinated debt of Student Transportation of America ULC. STA also announced today that it is contemplating a potential exchange offer whereby holders of IPSs would be offered an opportunity to exchange their IPSs for common shares. STA believes that the Canadian qualified dividend of the common share creates more favourable tax treatment for holders (compared to the IPSs) due to the enhanced tax credit on dividends. The consideration of any such exchange offer is in its preliminary stages and there can be no assurance that STA will determine that it is advisable to proceed with any such exchange offering or, even if STA determined it was advisable, that there would not be cost, timing, regulatory or tax issues that would make it impracticable.

THE SECURITIES OFFERED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE MARCH 2007 DISTRIBUTION

Toronto, Ontario – March 20, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on April 16, 2007 to holders of record of IPSs at the close of business on March 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from March 1 to March 31, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE FEBRUARY 2007 DISTRIBUTION

Toronto, Ontario – February 19, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on March 15, 2007 to holders of record of IPSs at the close of business on February 28, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from February 1 to February 28, 2007, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity,

borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

SECOND AMENDED AND RESTATED
CREDIT AGREEMENT

DATED AS OF DECEMBER 14, 2006

AMONG

STUDENT TRANSPORTATION OF AMERICA, INC.,

STUDENT TRANSPORTATION OF CANADA INC.,

THE GUARANTORS PARTY HERETO,

THE LENDERS FROM TIME TO TIME PARTIES HERETO,

AND

HARRIS N.A.,
as Administrative Agent

BMO CAPITAL MARKETS,
as Lead Arranger,

GENERAL ELECTRIC CAPITAL CORPORATION,
as Syndication Agent

and

CANADIAN IMPERIAL BANK OF COMMERCE,
as Documentation Agent

2111726.01.12.B.doc
1543354

TABLE OF CONTENTS

Second Amended and Restated Credit Agreement

This Second Amended and Restated Credit Agreement is entered into as of December 14, 2006, by and among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada Inc., an Ontario corporation (the *"Canadian Borrower"*), Student Transportation of America Holdings, Inc. and its Subsidiaries from time to time party to this Agreement, as Guarantors, the several financial institutions from time to time party to this Agreement, as Lenders, and Harris N.A., as Administrative Agent as provided herein. All capitalized terms used herein without definition shall have the same meanings herein as such terms are defined in Section 5.1 hereof.

Preliminary Statement

The Borrower, the guarantors party thereto, the lenders party thereto and Harris N.A., as Administrative Agent, are parties to an Amended and Restated Credit Agreement dated as of July 29, 2005 (as amended, the *"Existing Credit Agreement"*).

The parties hereto desire to amend and restate the Existing Credit Agreement as provided in this Agreement subject to the terms and conditions set forth in Section 7 hereof.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. THE CREDIT FACILITIES.

Section 1.1. Revolving Credit Commitments. (a) Subject to the terms and conditions hereof, each U.S. Lender, by its acceptance hereof, severally agrees to make a loan or loans (individually a *"Revolving Loan"* and collectively the *"Revolving Loans"*) to the Borrower from time to time on a revolving basis up to the amount of such U.S. Lender's Revolving Credit Commitment, subject to any reductions thereof pursuant to Section 1.14, 9.2 or 9.3 hereof, before the Revolving Credit Termination Date. The sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations at any time outstanding shall not exceed the Revolving Credit Commitments in effect at such time. Each Borrowing of Revolving Loans shall be made ratably from the Lenders in proportion to their respective Revolver Percentages. As provided in Section 1.7(a) hereof, the Borrower may elect that each Borrowing of Revolving Loans be either Base Rate Loans or Eurodollar Loans. Revolving Loans may be repaid and the principal amount thereof reborrowed before the Revolving Credit Termination Date, subject to the terms and conditions hereof.

(b) Subject to the terms and conditions hereof, each Canadian Lender, by its acceptance hereof, severally agrees to make a loan or loans to the Canadian Borrower or accept and purchase Bankers' Acceptance from the Canadian Borrower (individually a *"Canadian Revolving Loan"* and collectively the *"Canadian Revolving Loans"*) from time to time on a

revolving basis in Canadian Dollars or U.S. Dollars in an aggregate outstanding Canadian Dollar Equivalent up to the amount of such Canadian Lender's Canadian Revolving Credit Commitment, subject to any reductions thereof pursuant to Section 1.14, 9.2 or 9.3 hereof, before the Revolving Credit Termination Date. The sum of the Canadian Dollar Equivalent of Canadian Revolving Loans and of Canadian L/C Obligations at any time outstanding shall not exceed the Canadian Revolving Credit Commitments in effect at such time. Each Borrowing of Canadian Revolving Loans shall be made ratably from the Canadian Lenders in proportion to their respective Canadian Revolver Percentages. The Canadian Borrower may elect that Canadian Revolving Loans be outstanding (i) if denominated in Canadian Dollars, as Canadian Prime Rate Loans or by way of Bankers' Acceptances and (ii) if denominated in U.S. Dollars, as Base Rate Loans or Eurodollar Loans. Canadian Revolving Loans may be repaid and the principal amount thereof reborrowed before the Revolving Credit Termination Date, subject to the terms and conditions hereof.

Section 1.2. Letters of Credit. (a) *General Terms.* Subject to the terms and conditions hereof, as part of the Revolving Credit, the L/C Issuer shall issue standby letters of credit (each a *"Letter of Credit"*) for the Borrower's account in an aggregate undrawn face amount up to the amount of the L/C Sublimit, *provided* that the aggregate L/C Obligations at any time outstanding shall not exceed the difference between the Revolving Credit Commitments in effect at such time and the sum of the aggregate principal amount of Revolving Loans and Swing Loans then outstanding. Notwithstanding anything herein to the contrary, those certain letters of credit issued for the account of the Borrower by the Administrative Agent and listed on Schedule 1.2 hereof (the *"Existing Letters of Credit"*) shall each constitute a *"Letter of Credit"* herein for all purposes of this Agreement with the Borrower as the applicant therefore, to the same extent, and with the same force and effect as if the Existing Letters of Credit had been issued under this Agreement at the request of the Borrower. Each Letter of Credit shall be issued by the L/C Issuer, but each U.S. Lender shall be obligated to reimburse the L/C Issuer for such Lender's Revolver Percentage of the amount of each drawing thereunder and, accordingly, each Letter of Credit shall constitute usage of the Revolving Credit Commitment of each Lender *pro rata* in an amount equal to its Revolver Percentage of the L/C Obligations then outstanding.

(b) *Applications.* At any time before the Revolving Credit Termination Date, the L/C Issuer shall, at the request of the Borrower, issue one or more Letters of Credit in U.S. Dollars, in a form satisfactory to the L/C Issuer, with expiration dates no later than the earlier of 12 months from the date of issuance (or be cancelable not later than 12 months from the date of issuance and each renewal) or the Revolving Credit Termination Date, in an aggregate face amount as set forth above, upon the receipt of an application duly executed by the Borrower for the relevant Letter of Credit in the form then customarily prescribed by the L/C Issuer for the Letter of Credit requested (each an *"Application"*). Notwithstanding anything contained in any Application to the contrary: (i) the Borrower shall pay fees in connection with each Letter of Credit as set forth in Section 2.1 hereof, (ii) except as otherwise provided in Section 1.10 hereof, before the acceleration of the Obligations pursuant to Section 9.2 or 9.3 hereof, the L/C Issuer will not call for the funding by the Borrower of any amount under a Letter of Credit before being presented with a drawing thereunder, and (iii) if the L/C Issuer is not timely reimbursed for the amount of any drawing under a Letter of Credit on the date such drawing is paid, the Borrower's obligation to reimburse the L/C Issuer for the amount of such drawing shall bear interest (which the

Borrower hereby promises to pay) from and after the date such drawing is paid at a rate per annum equal to the sum of 2% *plus* the Applicable Margin *plus* the Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed). If the L/C Issuer issues any Letter of Credit with an expiration date that is automatically extended unless the L/C Issuer gives notice that the expiration date will not so extend beyond its then scheduled expiration date, the L/C Issuer will give such notice of non-renewal before the time necessary to prevent such automatic extension if before such required notice date: (i) the expiration date of such Letter of Credit if so extended would be after the Revolving Credit Termination Date, (ii) the Revolving Credit Commitments have been terminated, or (iii) an Event of Default exists and the Administrative Agent, at the request or with the consent of the Required Lenders, has given the L/C Issuer instructions not to so permit the extension of the expiration date of such Letter of Credit. The L/C Issuer agrees to issue amendments to the Letter(s) of Credit increasing the amount, or extending the expiration date, thereof at the request of the Borrower subject to the conditions of Section 7 hereof and the other terms of this Section 1.2.

(c) *The Reimbursement Obligations.* Subject to Section 1.2(b) hereof, the obligation of the Borrower to reimburse the L/C Issuer for all drawings under a Letter of Credit (a *"Reimbursement Obligation"*) shall be governed by the Application related to such Letter of Credit, except that reimbursement shall be made by no later than 12:00 Noon (Chicago time) (i) on the date when each drawing is paid, if the L/C Issuer provides notice to the Borrower by 10:00 a.m. (Chicago time) that it has made such a payment or (ii) by 12:00 Noon (Chicago time) on the next Business Day, if the L/C Issuer provides notice to the Borrower after 10:00 a.m. (Chicago time) that it has made such a payment, in each case, in immediately available funds at the Administrative Agent's principal office in Chicago, Illinois or such other office as the Administrative Agent may designate in writing to the Borrower (who shall thereafter cause to be distributed to the L/C Issuer such amount(s) in like funds). If the Borrower does not make any such reimbursement payment on the date due and the Participating Lenders fund their participations therein in the manner set forth in Section 1.2(d) below, then all payments thereafter received by the Administrative Agent in discharge of any of the relevant Reimbursement Obligations shall be distributed in accordance with Section 1.2(d) below.

(d) *The Participating Interests.* Each U.S. Lender (other than the U.S. Lender then acting as L/C Issuer in issuing Letters of Credit), by its acceptance hereof, severally agrees to purchase from the L/C Issuer, and the L/C Issuer hereby agrees to sell to each such Lender (a *"Participating Lender"*), an undivided percentage participating interest (a *"Participating Interest"*), to the extent of its Revolver Percentage, in each Letter of Credit issued by, and each Reimbursement Obligation owed to, the L/C Issuer. Upon any failure by the Borrower to pay any Reimbursement Obligation at the time required on the date the related drawing is paid, as set forth in Section 1.2(c) above, or if the L/C Issuer is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other Person any portion of any payment of any Reimbursement Obligation, each Participating Lender shall, not later than the Business Day it receives a certificate in the form of Exhibit A hereto from the L/C Issuer (with a copy to the Administrative Agent) to such effect, if such certificate is received before 1:00 p.m. (Chicago time), or not later than 1:00 p.m. (Chicago time) the following Business Day, if such certificate is received after such time, pay to the Administrative Agent for the account of the L/C

Issuer an amount equal to such Participating Lender's Revolver Percentage of such unpaid or recaptured Reimbursement Obligation together with interest on such amount accrued from the date the related payment was made by the L/C Issuer to the date of such payment by such Participating Lender at a rate per annum equal to: (i) from the date the related payment was made by the L/C Issuer to the date two (2) Business Days after payment by such Participating Lender is due hereunder, the Federal Funds Rate for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Participating Lender to the date such payment is made by such Participating Lender, the Base Rate in effect for each such day. Each such Participating Lender shall thereafter be entitled to receive its Revolver Percentage of each payment received in respect of the relevant Reimbursement Obligation and of interest paid thereon, with the L/C Issuer retaining its Revolver Percentage as a Lender hereunder.

The several obligations of the Participating Lenders to the L/C Issuer under this Section 1.2 shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment (other than payment in full) which any Participating Lender may have or have had against the Borrower, the L/C Issuer, the Administrative Agent, any Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of any Commitment of any Lender, and each payment by a Participating Lender under this Section 1.2 shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) *Indemnification*. The Participating Lenders shall, to the extent of their respective Revolver Percentages, indemnify the L/C Issuer (to the extent not reimbursed by the Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the L/C Issuer's gross negligence or willful misconduct) that the L/C Issuer may suffer or incur in connection with any Letter of Credit issued by it. The obligations of the Participating Lenders under this Section 1.2(e) and all other parts of this Section 1.2 shall survive termination of this Agreement and of all Applications, Letters of Credit, and all drafts and other documents presented in connection with drawings thereunder.

Section 1.3. Bankers' Acceptances. (a) *Procedures*. The Borrower shall notify the Administrative Agent of any Borrowing by way of Bankers' Acceptances in accordance with Section 1.6.

(i) To facilitate availment of the Borrowings by way of Bankers' Acceptances, the Canadian Borrower hereby authorizes and irrevocably appoints each Canadian Lender as its attorney to sign and endorse on its behalf (for the purpose of acceptance and purchase of Bankers' Acceptances pursuant to this Agreement), in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Canadian Lender, blank forms of Bankers' Acceptances (with, in such Canadian Lender's discretion, the inscription "This is a depository bill subject to the Depository Bills and Notes Act (Canada)"), (B) after the acceptance thereof by a Canadian Lender, to endorse on the Canadian Borrower's behalf, either manually or by facsimile or mechanical signature, such Bankers' Acceptances in favour of the applicable purchaser or

endorsee thereof including, in such Canadian Lender's discretion, such Canadian Lender or a "clearing house" (as defined in the Depository Bills and Notes Act (Canada)), (C) to deliver such Bankers' Acceptances to such purchaser or to deposit such Bankers' Acceptances with such clearing house and (D) to comply with the procedures and requirements established from time to time by such Canadian Lender or such clearing house in respect of the delivery, transfer and collection of bankers' acceptances and depository bills. In this respect, it is each Canadian Lender's responsibility to maintain an adequate supply of blank forms of Bankers' Acceptances for acceptance under this Agreement. The Canadian Borrower recognizes and agrees that all Bankers' Acceptances signed and/or endorsed on its behalf by a Canadian Lender shall bind the Canadian Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Canadian Borrower. Each Canadian Lender is hereby authorized (for the purpose of acceptance and purchase of Bankers' Acceptances pursuant to this Agreement) to issue such Bankers' Acceptances endorsed in blank in such face amounts as may be determined by such Canadian Lender; *provided* that the aggregate amount thereof is equal to the aggregate amount of Bankers' Acceptances required to be accepted and purchased by such Canadian Lender. No Canadian Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or willful misconduct of such Canadian Lender or its officers, employees, agents or representatives. On request by the Canadian Borrower, a Canadian Lender shall cancel all forms of Bankers' Acceptances which have been pre-signed or pre-endorsed by or on behalf of the Canadian Borrower and which are held by such Canadian Lender and have not yet been issued in accordance herewith. Each Canadian Lender shall maintain a record with respect to Bankers' Acceptances held by it in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at their respective maturities. Each Canadian Lender agrees to provide such records to the Canadian Borrower at the Canadian Borrower's expense upon request. The records of each Canadian Lender and such clearing houses shall, in the absence of manifest error, be conclusively binding on the Canadian Borrower.

(ii) Bankers' Acceptances shall be signed by a duly authorized officer or officers of the Canadian Borrower or by its attorneys, including its attorneys appointed pursuant to Section 1.3(a)(i) above. Notwithstanding that any person whose signature appears on any Bankers' Acceptance as a signatory for the Canadian Borrower may no longer be an authorized signatory for the Canadian Borrower at the date of issuance of a Bankers' Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance, and any such Bankers' Acceptance so signed shall be binding on the Canadian Borrower.

(iii) Promptly following receipt of a Notice of Borrowing or Notice of Continuation/Conversion in respect of a Borrowing by the Canadian Borrower by way of Bankers' Acceptances, the Administrative Agent shall advise the Canadian Lenders of the contents thereof and shall advise each Canadian Lender of the aggregate face amount of Bankers' Acceptances to be accepted by it, the terms thereof, and the BA Discount Proceeds in respect thereof. The aggregate face amount of Bankers' Acceptances to be

accepted by a Canadian Lender in respect of any Borrowing by way of Bankers' Acceptances shall be equal to such Canadian Lender's Canadian Revolver Percentage of the aggregate face amount of all Bankers' Acceptances to be accepted pursuant to such Borrowing, except that if the face amount of a Bankers' Acceptances which would otherwise be accepted by a Canadian Lender would not be CAN$100,000 or a larger multiple thereof, such face amount shall be increased or reduced by the Administrative Agent in its discretion to the nearest multiple of CAN$100,000.

(iv) Each Bankers' Acceptance to be accepted by a Canadian Lender shall be accepted at its Canadian Lending Office.

(v) On the date of each issuance of Bankers' Acceptances in accordance with this Section 1.3, each Canadian Lender shall purchase from the Canadian Borrower each Bankers' Acceptance accepted by it for a purchase price equal to the applicable BA Discount Proceeds determined on the basis of the Applicable BA Discount Rate, and (except to the extent such BA Discount Proceeds are being applied to repay maturing Bankers' Acceptances in accordance with Section 1.3(a)(ix) or Canadian Prime Rate Loans to be converted in accordance with Section 1.6) shall remit not later than 1:00 P.M. (Toronto time) in immediately available funds to the Administrative Agent for the account of the Canadian Borrower the BA Discount Proceeds so determined less the Acceptance Fee payable by the Canadian Borrower to such Lender under Section 1.3(c) in respect of such Bankers' Acceptances. Unless the Administrative Agent determines that any applicable condition specified in Section 7 has not been satisfied, the Administrative Agent will make the funds so received from the Canadian Lenders available to the Canadian Borrower.

(vi) Unless the Administrative Agent shall have received notice from a Canadian Lender prior to the date of any acceptance of any Bankers' Acceptance to be accepted by such Canadian Lender that such Lender will not make available to the Administrative Agent the BA Discount Proceeds (less the applicable Acceptance Fees) to be remitted by such Canadian Lender pursuant to clause (vi) above, the Administrative Agent may assume that such Canadian Lender has made such amount available to the Administrative Agent on the date of such acceptance in accordance with clause (vi) above and the Administrative Agent may, in reliance upon such assumption, make available to the Canadian Borrower on such date a corresponding amount. If and to the extent that such Canadian Lender shall not have so made such amount available to the Administrative Agent, such Canadian Lender and the Canadian Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to such Canadian Borrower until the date such amount is repaid to the Administrative Agent, at (i) if such amount is repaid by the Canadian Borrower, a rate per annum equal to the sum of the Applicable BA Discount Rate and the Applicable Margin applicable to the applicable Bankers' Acceptances (or, if higher, the rate determined by the Administrative Agent to be its cost of funds (which determination shall be conclusive absent manifest error)) and (ii) if such amount is repaid by such Canadian Lender, the rate determined by the Administrative Agent to be its cost of funds (which determination

shall be conclusive absent manifest error). If such Canadian Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute such Lender's payment of the purchase price for the applicable Bankers' Acceptances for purposes of this Agreement.

(vii) Each Canadian Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances accepted and purchased by it (it being understood that no holder thereof shall have any rights or obligations hereunder or under any of the other Loan Documents (other than its Bankers' Acceptances) unless any such holder is a Lender or becomes an assignee of a Lender and complies with Section 13.12).

(viii) The Canadian Borrower waives presentment for payment and any other defense to payment of any amounts then due to a Canadian Lender in respect of a Bankers' Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Canadian Lender in its own right, and the Canadian Borrower agrees not to claim any days of grace for the payment at maturity of Bankers' Acceptances (including Acceptance Notes).

(ix) At or before 10:00 a.m. (Toronto time) one Business Day before the BA Maturity Date of any Bankers' Acceptances, the Borrower shall give to the Administrative Agent a Notice of Conversion which notice shall specify either that the Canadian Borrower intends to repay the maturing Bankers' Acceptances on the applicable BA Maturity Date or that the Canadian Borrower intends to issue new Bankers' Acceptances on the applicable BA Maturity Date to provide for the payment of the maturing Bankers' Acceptances. If the Borrower fails to provide such notice to the Administrative Agent or the Canadian Borrower fails to repay the maturing Bankers' Acceptances on the applicable BA Maturity Date, or if an Event of Default has occurred and is continuing on such BA Maturity Date, the Canadian Borrower's obligations in respect of the maturing Bankers' Acceptances shall be deemed to have been converted on the BA Maturity Date thereof into a Canadian Prime Rate Loan in a principal amount equal to the full face amount of the maturing Bankers' Acceptance. On the BA Maturity Date of any Bankers' Acceptance being repaid by means of the issuance of new Bankers' Acceptances pursuant to this clause (ix) the Canadian Borrower shall pay to the Administrative Agent for the account of the applicable Canadian Lender an amount equal to the sum of (A) the Acceptance Fee payable in respect of such newly issued Bankers' Acceptance and (B) the excess of the face amount of such maturing Bankers' Acceptance over the BA Discount Proceeds in respect of such newly issued Bankers' Acceptance.

(b) *Maturity*. Each Bankers' Acceptance shall mature, and the face amount thereof shall be due and payable, on the BA Maturity Date specified in such Bankers' Acceptance. Any overdue amount of any Bankers' Acceptance shall bear interest, payable on demand, calculated as set forth in Section 1.11. Any payment of a maturing Bankers' Acceptance shall be made as provided in Section 3.1 (notwithstanding that a Canadian Lender or any other Person may be the holder thereof at maturity). Any such payment shall be made by deposit as provided in

Section 3.1 and shall satisfy the Canadian Borrower's obligations under the maturing Bankers' Acceptance to which it relates, and the Canadian Lender accepting and purchasing the applicable Bankers' Acceptance shall thereafter be solely responsible for the payment of such Bankers' Acceptance.

(c) *Acceptance Fee.* An Acceptance Fee shall be payable by the Canadian Borrower to each Canadian Lender in advance (in the manner specified under this Agreement) upon the issuance of a Bankers' Acceptance to be accepted by such Canadian Lender, calculated at the rate per annum equal to the Applicable Margin, such Acceptance Fee to be calculated on the face amount of such Bankers' Acceptance and to be computed on the basis of the number of days in the term of such Bankers' Acceptance.

(d) *Acceptance Notes.* (i) It is understood that from time to time certain Canadian Lenders may not be authorized to or may, as a matter of general corporate policy, elect not to accept Bankers' Acceptances (each, an *"Acceptance Note Lender"*); accordingly, any Acceptance Note Lender may instead purchase Acceptance Notes of the Canadian Borrower in accordance with the provisions of this Section 1.3(d) in lieu of accepting and purchasing Bankers' Acceptances for its account.

(i) In connection with any request by the Canadian Borrower for the creation of Bankers' Acceptances, the Canadian Borrower shall deliver to each Acceptance Note Lender non-interest bearing promissory notes (each, an *"Acceptance Note"*) of the Canadian Borrower, substantially in the form of Exhibit D-4, having the same maturity as the Bankers' Acceptances to be created and in an aggregate principal amount equal to the face amount of the Bankers' Acceptances that would otherwise have been required to be accepted by such Acceptance Note Lender. Each Acceptance Note Lender hereby agrees to purchase Acceptance Notes from the Canadian Borrower at the Applicable BA Discount Rate which would have been applicable if a Bankers' Acceptance had been accepted by it (less any Acceptance Fee which would have been paid pursuant to Section 1.3(c) if such Acceptance Note Lender had accepted and purchased a Bankers' Acceptance), and such Acceptance Notes shall be governed by the provisions of this Section 1.3 as if they were Bankers' Acceptances.

(e) *Depository Bills and Notes Act.* At the option of any Canadian Lender, Bankers' Acceptances under this Agreement to be accepted and purchased by such Canadian Lender may be issued in the form of depository bills for deposit with The Canadian Depository for Securities Limited pursuant to the *Depository Bills and Notes Act* (Canada). All depository bills so issued shall be governed by the provisions of this Section 1.3.

(f) *Circumstances Making Bankers' Acceptances Unavailable.* If the Administrative Agent or any group of Canadian Lenders having 50% or more of the Canadian Acquisition Credit Commitments and Canadian Revolving Credit Commitments determines in good faith, which determination shall be final, conclusive and binding upon the Canadian Borrower, and notifies the Borrower that, by reason of circumstances affecting the money market there is no market for Bankers' Acceptances or the demand for Bankers' Acceptances is insufficient to allow the sale or trading of the Bankers' Acceptances created hereunder, then:

(i) the right of the Canadian Borrower to request the acceptance and purchase of Bankers' Acceptances shall be suspended until the Administrative Agent or a group of Canadian Lenders having 50% or more of the Canadian Acquisition Credit Commitments and Canadian Revolving Credit Commitments determines that the circumstances causing such suspension no longer exist and the Administrative Agent so notifies the Borrower; and

(ii) any Notice of Borrowing or Notice of Continuation/Conversion in respect of a Bankers' Acceptance which is outstanding shall be cancelled and such notice shall (at the option of the Canadian Borrower) be deemed to be a request for a Borrowing of or conversion to a Canadian Prime Rate Loan in principal amount equal to the BA Discount Proceeds that would have been payable in respect of the requested Bankers' Acceptance less the Acceptance Fee that would have been payable in respect thereof.

The Administrative Agent shall promptly notify the Borrower of the suspension of the Canadian Borrower's right to request acceptance and purchase of Bankers' Acceptances and of the termination of any such suspension.

Section 1.4. Canadian Letters of Credit. (a) *General Terms.* Subject to the terms and conditions hereof, as part of the Canadian Revolving Credit, the Canadian L/C Issuer shall issue standby letters of credit (each a *"Canadian Letter of Credit"*) for the Canadian Borrower's account in an aggregate undrawn face amount up to the amount of the Canadian L/C Sublimit, *provided* that the aggregate Canadian L/C Obligations at any time outstanding shall not exceed the difference between the Canadian Revolving Credit Commitments in effect at such time and the aggregate principal amount of Canadian Revolving Loans then outstanding. Each Canadian Letter of Credit shall be issued by the Canadian L/C Issuer, but each Canadian Lender shall be obligated to reimburse the Canadian L/C Issuer for such Canadian Lender's Canadian Revolver Percentage of the amount of each drawing thereunder and, accordingly, each Canadian Letter of Credit shall constitute usage of the Canadian Revolving Credit Commitment of each Canadian Lender *pro rata* in an amount equal to its Canadian Revolver Percentage of the Canadian L/C Obligations then outstanding.

(b) *Applications.* At any time before the Revolving Credit Termination Date, the Canadian L/C Issuer shall, at the request of the Canadian Borrower, issue one or more Letters of Credit in Canadian Dollars or U.S. Dollars, in a form satisfactory to the Canadian L/C Issuer, with expiration dates no later than the earlier of 12 months from the date of issuance (or be cancelable not later than 12 months from the date of issuance and each renewal) or the Revolving Credit Termination Date, in an aggregate face amount as set forth above, upon the receipt of an application duly executed by the Canadian Borrower for the relevant Canadian Letter of Credit in the form then customarily prescribed by the Canadian L/C Issuer for the Canadian Letter of Credit requested (each an *"Application"*). Notwithstanding anything contained in any Application to the contrary: (i) the Canadian Borrower shall pay fees in connection with each Canadian Letter of Credit as set forth in Section 2.1 hereof, (ii) except as otherwise provided in Section 1.10 hereof, before the acceleration of the Obligations pursuant to Section 9.2 or 9.3 hereof, the Canadian L/C Issuer will not call for the funding by the Canadian Borrower of any amount under a Canadian Letter of Credit before being presented with a drawing thereunder, and

(iii) if the Canadian L/C Issuer is not timely reimbursed for the amount of any drawing under a Canadian Letter of Credit on the date such drawing is paid, the Canadian Borrower's obligation to reimburse the Canadian L/C Issuer for the amount of such drawing shall bear interest (which the Canadian Borrower hereby promises to pay) from and after the date such drawing is paid at a rate per annum (x) if such Letter of Credit is denominated in Canadian Dollars, equal to the sum of 2% *plus* the Applicable Margin *plus* the Canadian Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed) and (y) if such Letter of Credit is denominated in U.S. Dollars, equal to the sum of 2% *plus* the Applicable Margin *plus* the Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed). If the Canadian L/C Issuer issues any Canadian Letter of Credit with an expiration date that is automatically extended unless the Canadian L/C Issuer gives notice that the expiration date will not so extend beyond its then scheduled expiration date, the Canadian L/C Issuer will give such notice of non-renewal before the time necessary to prevent such automatic extension if before such required notice date: (i) the expiration date of such Canadian Letter of Credit if so extended would be after the Revolving Credit Termination Date, (ii) the Canadian Revolving Credit Commitments have been terminated, or (iii) an Event of Default exists and the Administrative Agent, at the request or with the consent of the Required Lenders, has given the Canadian L/C Issuer instructions not to so permit the extension of the expiration date of such Canadian Letter of Credit. The Canadian L/C Issuer agrees to issue amendments to the Canadian Letter(s) of Credit increasing the amount, or extending the expiration date, thereof at the request of the Canadian Borrower subject to the conditions of Section 7 hereof and the other terms of this Section 1.4.

(c) *The Canadian Reimbursement Obligations.* Subject to Section 1.4(b) hereof, the obligation of the Canadian Borrower to reimburse the Canadian L/C Issuer for all drawings under a Canadian Letter of Credit (a *"Canadian Reimbursement Obligation"*) shall be governed by the Application related to such Canadian Letter of Credit, except that reimbursement shall be made by no later than 12:00 Noon (Toronto time) (i) on the date when each drawing is paid, if the Canadian L/C Issuer provides notice to the Canadian Borrower by 10:00 a.m. (Toronto time) that it has made such a payment or (ii) by 12:00 Noon (Toronto time) on the next Business Day, if the Canadian L/C Issuer provides notice to the Canadian Borrower after 10:00 a.m. (Toronto time) that it has made such a payment, in each case, in immediately available funds at such office as the Administrative Agent may designate in writing to the Canadian Borrower (who shall thereafter cause to be distributed to the Canadian L/C Issuer such amount(s) in like funds). If the Canadian Borrower does not make any such reimbursement payment on the date due and the Participating Lenders fund their participations therein in the manner set forth in Section 1.4(d) below, then all payments thereafter received by the Administrative Agent in discharge of any of the relevant Canadian Reimbursement Obligations shall be distributed in accordance with Section 1.4(d) below.

(d) *The Participating Interests.* Each Canadian Lender (other than the Canadian Lender then acting as Canadian L/C Issuer in issuing Canadian Letters of Credit), by its acceptance hereof, severally agrees to purchase from the Canadian L/C Issuer, and the Canadian L/C Issuer hereby agrees to sell to each such Canadian Lender (a *"Participating Lender"*), an undivided percentage participating interest (a *"Participating Interest"*), to the extent of its Canadian

Revolver Percentage, in each Canadian Letter of Credit issued by, and each Canadian Reimbursement Obligation owed to, the Canadian L/C Issuer. Upon any failure by the Canadian Borrower to pay any Canadian Reimbursement Obligation at the time required on the date the related drawing is paid, as set forth in Section 1.4(c) above, or if the Canadian L/C Issuer is required at any time to return to the Canadian Borrower or to a trustee, receiver, liquidator, custodian or other Person any portion of any payment of any Canadian Reimbursement Obligation, each Participating Lender shall, not later than the Business Day it receives a certificate in the form of Exhibit A hereto from the Canadian L/C Issuer (with a copy to the Administrative Agent) to such effect, if such certificate is received before 1:00 p.m. (Toronto time), or not later than 1:00 p.m. (Toronto time) the following Business Day, if such certificate is received after such time, pay to the Administrative Agent for the account of the Canadian L/C Issuer an amount equal to such Participating Lender's Canadian Revolver Percentage of such unpaid or recaptured Canadian Reimbursement Obligation together with interest on such amount accrued from the date the related payment was made by the Canadian L/C Issuer to the date of such payment by such Participating Lender at a rate per annum equal to: (i) from the date the related payment was made by the Canadian L/C Issuer to the date two (2) Business Days after payment by such Participating Lender is due hereunder, (x) if such Letter of Credit is denominated in Canadian Dollars, the Canadian L/C Issuer's cost of funds for each such day and (y) if such Letter of Credit is denominated in U.S. Dollars, the Federal Funds Rate for each day and (ii) from the date two (2) Business Days after the date such payment is due from such Participating Lender to the date such payment is made by such Participating Lender, (x) if such Letter of Credit is denominated in Canadian Dollars, the Canadian Base Rate in effect for each such day and (y) if such Letter of Credit is denominated in U.S. Dollars, the Base Rate in effect for each such day. Each such Participating Lender shall thereafter be entitled to receive its Canadian Revolver Percentage of each payment received in respect of the relevant Canadian Reimbursement Obligation and of interest paid thereon, with the Canadian L/C Issuer retaining its Canadian Revolver Percentage as a Canadian Lender hereunder.

The several obligations of the Participating Lenders to the Canadian L/C Issuer under this Section 1.4 shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment (other than payment in full) which any Participating Lender may have or have had against the Borrower, the Canadian Borrower, the Canadian L/C Issuer, the Administrative Agent, any Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of any Commitment of any Lender, and each payment by a Participating Lender under this Section 1.4 shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) *Indemnification.* The Participating Lenders shall, to the extent of their respective Canadian Revolver Percentages, indemnify the Canadian L/C Issuer (to the extent not reimbursed by the Canadian Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Canadian L/C Issuer's gross negligence or willful misconduct) that the Canadian L/C Issuer may suffer or incur in connection with any Canadian Letter of Credit issued by it. The obligations of the Participating Lenders under this Section 1.4(e) and all other parts of this Section 1.4 shall

survive termination of this Agreement and of all Applications, Canadian Letters of Credit, and all drafts and other documents presented in connection with drawings thereunder.

Section 1.5. Applicable Interest Rates. (a) *Base Rate Loans.* Each Base Rate Loan shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual days elapsed) on the unpaid principal amount thereof from the date such Loan is advanced, continued or created by conversion from a Eurodollar Loan until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin *plus* the Base Rate from time to time in effect, payable on the last day of its Interest Period and at maturity (whether by acceleration or otherwise).

"Base Rate" means for any day the greater of: (i) the rate of interest announced by the Administrative Agent from time to time as its prime commercial rate as in effect on such day, with any change in the Base Rate resulting from a change in said prime commercial rate to be effective as of the date of the relevant change in said prime commercial rate (it being acknowledged and agreed that such rate may not be the Administrative Agent's best or lowest rate) and (ii) the sum of (x) the rate determined by the Administrative Agent to be the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the rates per annum quoted to the Administrative Agent at approximately 10:00 a.m. (Chicago time) (or as soon thereafter as is practicable) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) by two or more Federal funds brokers selected by the Administrative Agent for sale to the Administrative Agent at face value of Federal funds in the secondary market in an amount equal or comparable to the principal amount owed to the Administrative Agent for which such rate is being determined, *plus* (y) 1/2 of 1%.

(b) *Eurodollar Loans.* Each Eurodollar Loan shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of 360 days and actual days elapsed) on the unpaid principal amount thereof from the date such Loan is advanced, continued or created by conversion from a Base Rate Loan until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin *plus* the Adjusted LIBOR applicable for such Interest Period, payable on the last day of the Interest Period and at maturity (whether by acceleration or otherwise), and, if the applicable Interest Period is longer than three months, on each day occurring every three months after the commencement of such Interest Period.

"Adjusted LIBOR" means, for any Borrowing of Eurodollar Loans, a rate per annum determined in accordance with the following formula:

$$\text{Adjusted LIBOR} = \frac{\text{LIBOR}}{\text{1 - Eurodollar Reserve Percentage}}$$

"Eurodollar Reserve Percentage" means, for any Borrowing of Eurodollar Loans, the daily average for the applicable Interest Period of the maximum rate, expressed as a decimal, at which reserves (including, without limitation, any supplemental, marginal and emergency reserves) are imposed during such Interest Period by the Board of Governors of the Federal Reserve System (or any successor) on *"eurocurrency liabilities"*, as defined in such Board's Regulation D (or in respect of any other category of liabilities that includes deposits by reference

to which the interest rate on Eurodollar Loans is determined or any category of extensions of credit or other assets that include loans by non-United States offices of any Lender to United States residents), subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto. For purposes of this definition, the Eurodollar Loans shall be deemed to be *"eurocurrency liabilities"* as defined in Regulation D without benefit or credit for any prorations, exemptions or offsets under Regulation D.

"LIBOR" means, for an Interest Period for a Borrowing of Eurodollar Loans, (a) the LIBOR Index Rate for such Interest Period, if such rate is available, and (b) if the LIBOR Index Rate cannot be determined, the arithmetic average of the rates of interest per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) at which deposits in U.S. Dollars in immediately available funds are offered to the Administrative Agent at 11:00 a.m. (London, England time) two (2) Business Days before the beginning of such Interest Period by three (3) or more major banks in the interbank eurodollar market selected by the Administrative Agent for delivery on the first day of and for a period equal to such Interest Period and in an amount equal or comparable to the principal amount of the Eurodollar Loan scheduled to be made by the Administrative Agent as part of such Borrowing.

"LIBOR Index Rate" means, for any Interest Period, the rate per annum (rounded upwards, if necessary, to the next higher one hundred-thousandth of a percentage point) for deposits in U.S. Dollars for a period equal to such Interest Period, which appears on the Telerate Page 3750 as of 11:00 a.m. (London, England time) on the day two (2) Business Days before the commencement of such Interest Period.

"Telerate Page 3750" means the display designated as *"Page 3750"* on the Dow Jones Telerate Service (or such other page as may replace Page 3750 on that service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for U.S. Dollar deposits).

(c) *Canadian Prime Rate Loans.* Each Canadian Prime Rate Loan shall bear interest on the outstanding principal amount thereof, for each day from the date such Loan is made until it becomes due, at a rate per annum equal to the sum of the Applicable Margin for such day *plus* the Canadian Base Rate for such day. Such interest shall be payable on the last day of its Interest Period and, with respect to the principal amount of any Canadian Prime Rate Loan converted to a borrowing by way of Bankers' Acceptances, on the date such Canadian Prime Rate Loan is so converted.

(d) *Rate Determinations.* The Administrative Agent shall determine each interest rate applicable to the Loans and the Reimbursement Obligations hereunder, and its determination thereof shall be conclusive and binding except in the case of manifest error. The U.S. Dollar Equivalent of each Loan denominated in Canadian Dollars shall be determined or redetermined, as applicable, effective as of the last day of each month.

Section 1.6. Minimum Borrowing Amounts; Maximum Eurodollar Loans. Each Borrowing of Base Rate Loans advanced under a Credit shall be in an amount not less than $250,000. Each Borrowing of Canadian Prime Rate Loans advanced under a Credit shall be in an amount not less than CAN$100,000. Each Borrowing of Eurodollar Loans advanced, continued or converted under a Credit shall be in an amount equal to $1,000,000 or such greater amount which is an integral multiple of $500,000. Without the Administrative Agent's consent, there shall not be more than eight Borrowings of Eurodollar Loans hereunder or eight Borrowings of Bankers' Acceptances hereunder at any one time outstanding.

Section 1.7. Manner of Borrowing Loans and Designating Applicable Interest Rates. (a) *Notice to the Administrative Agent.* The Borrower, for itself and on behalf of the Canadian Borrower, as applicable, shall give notice to the Administrative Agent by no later than 10:00 a.m. (Chicago time): (i) at least three (3) Business Days before the date on which the Borrower requests a Borrowing of Eurodollar Loans, (ii) on the date the Borrower or the Canadian Borrower requests a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, as applicable and (iii) one Business Day before a Borrowing by way of Bankers' Acceptances. The Loans included in each Borrowing shall bear interest initially at the type of rate specified in such notice of a new Borrowing. Thereafter, the Borrower or Canadian Borrower, as applicable, may from time to time elect to change or continue the type of interest rate borne by each Borrowing or, subject to the minimum amount requirement for each outstanding Borrowing contained in Section 1.6, a portion thereof, as follows: (i) if such Borrowing is of Eurodollar Loans, on the last day of the Interest Period applicable thereto, the Borrower may continue part or all of such Borrowing as Eurodollar Loans or convert part or all of such Borrowing into Base Rate Loans, (ii) if such Borrowing is of Base Rate Loans, on any Business Day, the Borrower may convert all or part of such Borrowing into Eurodollar Loans for an Interest Period or Interest Periods specified by the Borrower, or (iii) if such Borrowing is of Canadian Prime Rate Loans, on any Business Day, the Canadian Borrower may convert all or part of such Borrowing to Loans by way of Bankers' Acceptances. The Borrower, for itself and on behalf of the Canadian Borrower, as applicable, shall give all such notices requesting the advance, continuation or conversion of a Borrowing to the Administrative Agent by telephone or telecopy (which notice shall be irrevocable once given and, if by telephone, shall be promptly confirmed in writing); substantially in the form attached hereto as Exhibit B (a "*Notice of Borrowing*") or Exhibit C (a "*Notice of Continuation/Conversion*"), as applicable, or in such other form acceptable to the Administrative Agent. Notices of the continuation of a Borrowing of (i) Eurodollar Loans for an additional Interest Period or of the conversion of part or all of a Borrowing of Eurodollar Loans into Base Rate Loans or of Base Rate Loans into Eurodollar Loans must be given by no later than 10:00 a.m. (Chicago time) at least three (3) Business Days before the date of the requested continuation or conversion and (ii) Canadian Loans by way of Bankers' Acceptance or the conversion of part or all of a Borrowing of Canadian Loans by way of Bankers' Acceptances into Canadian Prime Rate Loans or of Canadian Prime Rate Loans into Bankers' Acceptances must be given by no later than 10:00 a.m. (Chicago time) at least one Business Day before the date of the requested continuation or conversion. All such notices concerning the advance, continuation or conversion of a Borrowing shall specify the date of the requested advance, continuation or conversion of a Borrowing (which shall be a Business Day), the amount of the requested Borrowing to be advanced, continued or converted, the type of Loans to comprise such new, continued or converted Borrowing, if such Borrowing is to be comprised of Eurodollar Loans,

the Interest Period applicable thereto and, if such Borrowing is to be comprised of Bankers' Acceptances, the BA Maturity Date. The Borrower and Canadian Borrower agree that the Administrative Agent may rely on any such telephonic or telecopy notice given by any person the Administrative Agent in good faith believes is an Authorized Representative without the necessity of independent investigation, and in the event any such notice by telephone conflicts with any written confirmation, such telephonic notice shall govern if the Administrative Agent has acted in reliance thereon.

(b) *Notice to the Lenders.* The Administrative Agent shall give prompt telephonic or telecopy notice to each applicable Lender of any notice received pursuant to Section 1.7(a) above and, if such notice requests the Lenders to make Eurodollar Loans, the Administrative Agent shall give notice to the Borrower and each Lender by like means of the interest rate applicable thereto promptly after the Administrative Agent has made such determination.

(c) *Borrower's Failure to Notify; Automatic Continuations and Conversions.* Any outstanding Borrowing of Base Rate Loans shall automatically be continued for an additional Interest Period on the last day of its then current Interest Period unless the Borrower has notified the Administrative Agent within the period required by Section 1.7(a) that the Borrower intends to convert such Borrowing, subject to Section 7.1 hereof, into a Borrowing of Eurodollar Loans or such Borrowing is prepaid in accordance with Section 1.10(a). If the Borrower fails to give notice pursuant to Section 1.7(a) above of the continuation or conversion of any outstanding principal amount of a Borrowing of Eurodollar Loans before the last day of its then current Interest Period within the period required by Section 1.7(a) or, whether or not such notice has been given, one or more of the conditions set forth in Section 7.1 for the continuation or conversion of a Borrowing of Eurodollar Loans would not be satisfied, and such Borrowing is not prepaid in accordance with Section 1.10(a), such Borrowing shall automatically be converted into a Borrowing of Base Rate Loans. In the event the Borrower fails to give notice pursuant to Section 1.7(a) above of a Borrowing equal to the amount of a Reimbursement Obligation and has not notified the Administrative Agent by 1:00 p.m. (Chicago time) on the day such Reimbursement Obligation becomes due that it intends to repay such Reimbursement Obligation through funds not borrowed under this Agreement, the Borrower shall be deemed to have requested a Borrowing of Base Rate Loans under the Revolving Credit on such day in the amount of the Reimbursement Obligation then due, which Borrowing shall be applied to pay the Reimbursement Obligation then due.

(d) *Canadian Borrower's Failure to Notify; Automatic Continuations and Conversions.* Any outstanding Borrowing of Canadian Prime Rate Loans shall automatically be continued for an additional Interest Period on the last day of its then current Interest Period unless the Borrower has notified the Administrative Agent within the period required by Section 1.7(a) that the Canadian Borrower intends to convert such Borrowing, subject to Section 7.1 hereof, into a Borrowing by way of Bankers' Acceptance or such Borrowing is prepaid in accordance with Section 1.10(a). If the Canadian Borrower fails to give notice pursuant to Section 1.7(a) above of the continuation or conversion of any outstanding principal amount of a Borrowing by way of Bankers' Acceptances before the last day of its then current BA Maturity Date within the period required by Section 1.7(a) or, whether or not such notice has been given, one or more of the conditions set forth in Section 7.1 for the continuation or conversion of a Borrowing by way of

Bankers' Acceptances would not be satisfied, and such Borrowing is not prepaid in accordance with Section 1.10(a), such Borrowing shall automatically be converted into a Borrowing of Canadian Prime Rate Loans on its then current BA Maturity Date. In the event the Canadian Borrower fails to give notice pursuant to Section 1.7(a) above of a Borrowing equal to the amount of a Canadian Reimbursement Obligation and has not notified the Administrative Agent by 1:00 p.m. (Toronto time) on the day such Canadian Reimbursement Obligation becomes due that it intends to repay such Canadian Reimbursement Obligation through funds not borrowed under this Agreement, the Canadian Borrower shall be deemed to have requested a Borrowing of Canadian Prime Rate Loans under the Canadian Revolving Credit on such day in the amount of the Canadian Reimbursement Obligation then due, which Borrowing shall be applied to pay the Canadian Reimbursement Obligation then due.

(e) *Disbursement of Loans.* Not later than 1:00 p.m. (Chicago time) on the date of any requested advance of a new Borrowing, subject to Section 7 hereof, each Lender shall make available its Loan comprising part of such Borrowing in funds immediately available at the principal office of the Administrative Agent in Chicago, Illinois or, if such Borrowing is to be made to the Canadian Borrower, not later than 1:00 p.m. (Toronto time) on the date of any requested advance of a new Borrowing at such office in Canada as the Administrative Agent shall have previously specified in a notice to each Canadian Lender. The Administrative Agent shall make the proceeds of each new Borrowing available to the Borrower at the Administrative Agent's principal office in Chicago, Illinois (or by wire transfer of funds pursuant to the Borrower's written instructions to the Administrative Agent) or, if such Borrowing is to be made to the Canadian Borrower, at such office as the Administrative Agent has previously agreed to with the Canadian Borrower.

(f) *Administrative Agent Reliance on Lender Funding.* Except with respect to Bankers' Acceptances, which are addressed in Section 1.3(b), unless the Administrative Agent shall have been notified by a Lender prior to (or, in the case of a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, by 11:00 a.m. (Chicago time) on) the date on which such Lender is scheduled to make payment to the Administrative Agent of the proceeds of a Loan (which notice shall be effective upon receipt) that such Lender does not intend to make such payment, the Administrative Agent may assume that such Lender has made such payment when due and the Administrative Agent may in reliance upon such assumption (but shall not be required to) make available to the Borrower or Canadian Borrower, as applicable, the proceeds of the Loan to be made by such Lender and, if any Lender has not in fact made such payment to the Administrative Agent, such Lender shall, on demand, pay to the Administrative Agent the amount made available to the Borrower or Canadian Borrower, as applicable, attributable to such Lender together with interest thereon in respect of each day during the period commencing on the date such amount was made available to the Borrower or Canadian Borrower, as applicable, and ending on (but excluding) the date such Lender pays such amount to the Administrative Agent at a rate per annum equal to: (i) from the date the related advance was made by the Administrative Agent to the date two (2) Business Days after payment by such Lender is due hereunder, the rate determined by the Administrative Agent to be the Federal Funds Rate, if such Loan is denominated in U.S. Dollars, or its cost of funds, if such Loan is denominated in Canadian Dollars, in each case for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Lender to the date such payment is made by such Lender,

the Base Rate or Canadian Base Rate, as applicable, in effect for each such day. If such amount is not received from such Lender by the Administrative Agent immediately upon demand, the Borrower or Canadian Borrower, as applicable, will, on demand, repay to the Administrative Agent the proceeds of the Loan attributable to such Lender with interest thereon at a rate per annum equal to the interest rate applicable to the relevant Loan, but without such payment being considered a payment or prepayment of a Loan under Section 1.14 hereof so that the Borrower or Canadian Borrower, as applicable, will have no liability under such Section with respect to such payment.

Section 1.8. Interest Periods. As provided in Section 1.7(a) and 1.16 hereof, at the time of each request to advance, continue, or create by conversion a Borrowing of Eurodollar Loans, the Borrower shall select an Interest Period applicable to such Loans from among the available options. The term *"Interest Period"* means the period commencing on the date a Borrowing of Loans is advanced, continued or created by conversion and ending: (a) in the case of Base Rate Loans and Canadian Prime Rate Loans, on the last day of the calendar month in which such Borrowing is advanced, continued or created by conversion (or on the last day of the following calendar month if such Loan is advanced, continued or created by conversion on the last day of a calendar month), (b) in the case of a Eurodollar Loan, 1, 2, 3, 6 or, if available to all the U.S. Lenders or Canadian Lenders, as applicable, 12 months thereafter as selected by the Borrower, and (c) in the case of Swing Loans, on the date 1 to 5 days thereafter as mutually agreed to by the Borrower and the Administrative Agent; *provided, however,* that:

(a) any Interest Period for a Borrowing of Revolving Loans, Canadian Revolving Loans or Swing Loans consisting of Base Rate Loans or Canadian Prime Rate Loans that otherwise would end after the Revolving Credit Termination Date shall end on the Revolving Credit Termination Date;

(b) no Interest Period with respect to any portion of the Revolving Loans, Canadian Revolving Loans or Swing Loans shall extend beyond the Revolving Credit Termination Date;

(c) whenever the last day of any Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall be extended to the next succeeding Business Day, *provided* that, if such extension would cause the last day of an Interest Period for a Borrowing of Eurodollar Loans to occur in the following calendar month, the last day of such Interest Period shall be the immediately preceding Business Day; and

(d) for purposes of determining an Interest Period for a Borrowing of Eurodollar Loans, a month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; *provided, however,* that if there is no numerically corresponding day in the month in which such an Interest Period is to end or if such an Interest Period begins on the last Business Day of a calendar month, then such Interest Period shall end on the last Business Day of the calendar month in which such Interest Period is to end.

Section 1.9. *Maturity of Loans.* Each Revolving Loan, Canadian Revolving Loan and Swing Loan, both for principal and interest not sooner paid, shall mature and become due and payable by the Borrower or the Canadian Borrower, as applicable, on the Revolving Credit Termination Date.

Section 1.10. *Prepayments.* (a) *Optional.* The Borrower or the Canadian Borrower, as applicable, shall have the privilege of prepaying without premium or penalty (except as set forth in Section 1.13 below) and in whole or in part (but, if in part, then: (i) if such Borrowing is of Base Rate Loans, in an amount not less than $500,000, (ii) if such Borrowing is of Canadian Prime Rate Loans, in an amount not less than CAN$200,000, (iii) if such Borrowing is of Eurodollar Loans, in an amount not less than $1,000,000, and (iv) in each case, in an amount such that the minimum amount required for a Borrowing pursuant to Section 1.6 hereof remains outstanding) any Borrowing of Eurodollar Loans at any time upon three (3) Business Days prior notice by the Borrower for itself and on behalf of the Canadian Borrower, as the case may be, to the Administrative Agent or, in the case of a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, notice delivered by the Borrower or Canadian Borrower, as applicable, to the Administrative Agent no later than 10:00 a.m. (Chicago time) on the date of prepayment, such prepayment to be made by the payment of the principal amount to be prepaid and, in the case of any Eurodollar Loans, accrued interest thereon to the date fixed for prepayment *plus* any amounts due the Lenders under Section 1.13 hereof. Bankers' Acceptances may not be prepaid.

(b) *Mandatory.* (i) If the Borrower or any Subsidiary shall at any time or from time to time make a Disposition or shall suffer an Event of Loss resulting in Net Cash Proceeds that, when aggregated with the Net Cash Proceeds from all other such Dispositions and Events of Loss received by the Borrower and its Subsidiaries previously in such fiscal year, exceeds $400,000 for such fiscal year, then with respect to such Disposition or Event of Loss and with respect to any Disposition or Event of Loss the Net Proceeds of which are received subsequently in such Fiscal Year (each, an "*Applicable Event*") (x) the Borrower shall promptly notify the Administrative Agent of such Disposition or Event of Loss (including the amount of the Net Cash Proceeds to be received by the Borrower or such Subsidiary in respect thereof) and (y) promptly upon, and in no event later than the Business Day after, receipt by the Borrower or the Subsidiary of the Net Cash Proceeds of such Disposition or Event of Loss, the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds (except for the first Applicable Event in such fiscal year, in which case the amount required to be prepaid shall be limited to the portion of such Net Cash Proceeds which caused the aggregate amount of such Net Cash Proceeds for such fiscal year to exceed $400,000); *provided* that in the case of each Applicable Event relating to a school bus or school buses, if the Borrower states in its notice of such event that the Borrower or the applicable Subsidiary intends to reinvest, within 120 days of the applicable Disposition or receipt of Net Cash Proceeds from an Event of Loss (the "*Reinvestment Period*"), the Net Cash Proceeds thereof in assets similar to the assets which were subject to such Disposition or Event of Loss, then so long as no Default or Event of Default then exists, the Borrower shall not be required to make a mandatory prepayment under this Section in respect of such Net Cash Proceeds to the extent such Net Cash Proceeds are actually reinvested in such similar assets by the end of the Reinvestment Period; *provided further* that to the extent the Net Cash Proceeds have not been so reinvested, the Reinvestment Period may be extended an additional period of

time not to exceed 90 days upon written notice to the Administrative Agent to the extent the Borrower or the applicable Subsidiary executes a purchase contract for a school bus or school buses prior to the end of the Reinvestment Period. Promptly after the end of the Reinvestment Period (or such 90 day extension if applicable), the Borrower shall notify the Administrative Agent whether the Borrower or such Subsidiary has reinvested such Net Cash Proceeds in such similar assets, and to the extent such Net Cash Proceeds have not been so reinvested, the Borrower shall promptly prepay the Loans or cause the Canadian Borrower to prepay Loans in the amount of such Net Cash Proceeds not so reinvested. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full. All proceeds of such Disposition or Event of Loss shall be deposited with the Administrative Agent and held by it in the Collateral Account. So long as no Default or Event of Default exists, the Administrative Agent is authorized to disburse amounts representing such proceeds from the Collateral Account to or at the Borrower's direction for application to or reimbursement for the costs of replacing, rebuilding or restoring of such Property.

(ii) If after the Closing Date the Parent, STA Holdings, the Borrower or any Subsidiary shall issue new equity securities (whether common or preferred stock or otherwise), other than equity securities issued (i) to management or employees of any such entity, either directly or in connection with the exercise of stock options under such entity's stock option plan, including, without limitation, STA Holding's Equity Incentive Plan, (ii) in connection with a Permitted Acquisition, or (iii) constituting Income Participating Securities (which consists of common stock of the Parent and Subordinated Notes of STA ULC) or any other equity securities of the Parent or STA Holdings, the proceeds of which are used to repurchase Class B or Class C common stock of STA Holdings, the Borrower shall promptly notify the Administrative Agent of the estimated Net Cash Proceeds of such issuance to be received by or for the account of the Borrower or such Subsidiary in respect thereof. Promptly upon, and in no event later than the Business Day after, receipt by the Borrower or such Subsidiary of Net Cash Proceeds of such issuance, the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay the Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds; *provided* that if the Borrower notifies the Administrative Agent and Lenders in writing on or prior to the date it receives such Net Cash Proceeds of its intention to use such Net Cash Proceeds to finance a Permitted Acquisition for which the Borrower has delivered the documents required by Section 8.9(i)(ii)(III) or a Bid Contract for which the Borrower has delivered the documents required by Section 8.29(i)(II) within 60 days of receipt of such Net Cash Proceeds, then so long as no Default or Event of Default then exists, the Borrower shall not be required to make a mandatory prepayment under this Section in respect of such Net Cash Proceeds to the extent such Net Cash Proceeds are actually so used prior to the end of such 60-day period. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full. The Borrower acknowledges that its performance hereunder shall not limit the rights and remedies of the Lenders for any breach of Section 8.10 hereof or any other terms of this Agreement.

(iii) If after the Closing Date the Borrower or any Subsidiary shall issue any Indebtedness for Borrowed Money, other than Indebtedness for Borrowed Money permitted by Section 8.7 hereof, the Borrower shall promptly notify the Administrative Agent of the estimated Net Cash Proceeds of such issuance to be received by or for the account of the Borrower or such Subsidiary in respect thereof. Promptly upon, and in no event later than the Business Day after, receipt by the Borrower or such Subsidiary of Net Cash Proceeds of such issuance, the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay the Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full. The Borrower acknowledges that its performance hereunder shall not limit the rights and remedies of the Lenders for any breach of Section 8.7 hereof or any other terms of this Agreement.

(iv) Upon the occurrence of a Dividend Suspension Period the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay the Loans in an aggregate amount equal to 50% of the difference between Modified Available Cash for the most recently completed fiscal quarter *minus* the aggregate amount of interest payable on the Subordinated Notes during such period. Any prepayment required by this clause (iv) shall be made no later than five (5) days after (A) the commencement of the Dividend Suspension Period and (B) the beginning of each fiscal quarter of the Borrower occurring during the Dividend Suspension Period. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full.

(v) The Borrower shall, on each date the Revolving Credit Commitments are reduced pursuant to Section 1.14 hereof, prepay the Revolving Loans, Swing Loans and, if necessary, prefund the L/C Obligations by the amount, if any, necessary to reduce the sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations then outstanding to the amount to which the Revolving Credit Commitments have been so reduced.

(vi) The Canadian Borrower shall, on each date the Canadian Revolving Credit Commitments are reduced pursuant to Section 1.14 hereof, prepay the Canadian Revolving Loans and, if necessary, prefund the outstanding Bankers' Acceptances by the amount, if any, necessary to reduce the sum of the aggregate principal amount of Canadian Revolving Loans then outstanding to the amount to which the Canadian Revolving Credit Commitments have been so reduced.

(vii) Unless the Borrower or Canadian Borrower, as applicable, otherwise directs, prepayments of Loans under this Section 1.10(b) shall be applied first to Borrowings of Base Rate Loans and Canadian Prime Rate Loans until payment in full thereof with any balance applied to Borrowings of Eurodollar Loans in the order in which their Interest Periods expire and Bankers' Acceptances in the order of their respective BA Maturity Dates. Each prepayment of Loans under this Section 1.10(b) shall be made by the payment of the principal amount to be prepaid and, in the case of any Eurodollar Loans, accrued interest thereon to the date of prepayment together with any amounts due the Lenders under Section 1.13 hereof. Each

prefunding of L/C Obligations, Canadian L/C Obligations and Bankers' Acceptances shall be made in accordance with Section 9.4 hereof. Neither the Borrower nor the Canadian Borrower, as applicable, shall be required to make any prepayment of any Eurodollar Loan or Bankers' Acceptance pursuant to this Section 1.10 until the last day of the Interest Period with respect thereto or BA Maturity Date, as applicable, *so long as* (i) no Event of Default then exists and (ii) an amount equal to the principal amount of such Eurodollar Loan is deposited by the Borrower or the face amount of such Bankers' Acceptance in a segregated cash collateral account with the Administrative Agent for the benefit of the applicable Lenders to be held in such account pursuant to the terms of Section 9.4(b). On the last day of such Interest Period or BA Maturity Date, as applicable, or, if earlier, the date on which the Obligations have been accelerated pursuant to Section 9.2 or 9.3 hereof, the amount held in such account shall be applied so as to make such prepayment, and except during the continuance of any Default or Event of Default, any balance remaining on deposit in such account after such application shall be remitted to the Borrower.

(c) The Administrative Agent will promptly advise each Lender of any notice of prepayment it receives from the Borrower or Canadian Borrower. Any amount of Revolving Loans, Canadian Revolving Loans and Swing Loans paid or prepaid before the Revolving Credit Termination Date may, subject to the terms and conditions of this Agreement, be borrowed, repaid and borrowed again.

Section 1.11. Default Rate. Notwithstanding anything to the contrary contained in Section 1.5 hereof, while any Event of Default exists or after acceleration, the Borrower shall pay interest (after as well as before entry of judgment thereon to the extent permitted by law) on the principal amount of all Loans and letter of credit fees owing by it at a rate per annum equal to:

(a) for any Base Rate Loan or Swing Loan bearing interest at the Base Rate, the sum of 2% *plus* the Applicable Margin *plus* the Base Rate from time to time in effect;

(b) for any Canadian Prime Rate Loan or Bankers' Acceptance, the sum of 2% *plus* the Applicable Margin *plus* the Canadian Base Rate from time to time in effect;

(c) for any Eurodollar Loan or Swing Loan bearing interest at the Quoted Rate, the sum of 2% *plus* the rate of interest in effect thereon at the time of such default until the end of the Interest Period applicable thereto and, thereafter, at a rate per annum equal to the sum of 2% *plus* the Applicable Margin for Base Rate Loans *plus* the Base Rate from time to time in effect; and

(d) for any Letter of Credit or Canadian Letter of Credit, the sum of 2% *plus* the letter of credit fee due under Section 2.1 with respect to such Letter of Credit or Canadian Letter of Credit;

provided, however, that in the absence of acceleration, any adjustments pursuant to this Section shall be made at the election of the Administrative Agent, acting at the request or with the consent of the Required Lenders, with written notice to the Borrower. While any Event of Default exists or after acceleration, interest shall be paid on demand of the Administrative Agent at the request or with the consent of the Required Lenders.

Section 1.12. The Notes. (a) The Revolving Loans made to the Borrower by a U.S. Lender shall be evidenced by a single promissory note of the Borrower issued to such U.S. Lender in the form of Exhibit D-1 hereto. Each such promissory note is hereinafter referred to as a *"Revolving Note"* and collectively such promissory notes are referred to as the *"Revolving Notes."*

(b) The Canadian Revolving Loans made to the Canadian Borrower by a Canadian Lender shall be evidenced by a single promissory note of the Canadian Borrower issued to such Canadian Lender in the form of Exhibit D-2 hereto. Each such promissory note is hereinafter referred to as a *"Canadian Revolving Note"* and collectively such promissory notes are referred to as the *"Canadian Revolving Notes."*

(c) The Swing Loans made to the Borrower by the Administrative Agent shall be evidenced by a single promissory note of the Borrower issued to the Administrative Agent in the form of Exhibit D-3 hereto. Such promissory note is hereinafter referred to as the *"Swing Note."*

(d) Each Lender shall record on its books and records or on a schedule to its appropriate Note the amount of each Loan advanced, continued or converted by it, all payments of principal and interest and the principal balance from time to time outstanding thereon, the type of such Loan, and, for any Eurodollar Loan or Swing Loan, the Interest Period and the interest rate applicable thereto. The record thereof, whether shown on such books and records of a Lender or on a schedule to the relevant Note, shall be *prima facie* evidence as to all such matters; *provided, however*, that the failure of any Lender to record any of the foregoing or any error in any such record shall not limit or otherwise affect the obligation of the Borrower or Canadian Borrower, as applicable, to repay all Loans made to it hereunder together with accrued interest thereon. At the request of any Lender and upon such Lender tendering to the Borrower or Canadian Borrower, as applicable, the appropriate Note to be replaced, the Borrower or Canadian Borrower, as applicable, shall furnish a new Note to such Lender to replace any outstanding Note, and at such time the first notation appearing on a schedule on the reverse side of, or attached to, such Note shall set forth the aggregate unpaid principal amount of all Loans, if any, then outstanding thereon.

Section 1.13. Funding Indemnity. If any Lender shall incur any loss, cost or expense (including, without limitation, any loss, cost or expense incurred by reason of the liquidation or re-employment of deposits or other funds acquired by such Lender to fund or maintain any Eurodollar Loan or Swing Loan or the relending or reinvesting of such deposits or amounts paid or prepaid to such Lender but excluding any loss of anticipated profit or margin) as a result of:

(a) any payment, prepayment or conversion of a Eurodollar Loan or Swing Loan on a date other than the last day of its Interest Period,

(b) any failure (because of a failure to meet the conditions of Section 7 or otherwise) by the Borrower to borrow or continue a Eurodollar Loan or Swing Loan, or to convert a Base Rate Loan into a Eurodollar Loan or Swing Loan, on the date specified in a notice given pursuant to Section 1.7(a) or 1.16,

(c) any failure by the Borrower to make any payment of principal on any Eurodollar Loan or Swing Loan when due (whether by acceleration or otherwise), or

(d) any acceleration of the maturity of a Eurodollar Loan or Swing Loan as a result of the occurrence of any Event of Default hereunder,

then, upon the demand of such Lender, the Borrower shall pay to such Lender such amount as will reimburse such Lender for such loss, cost or expense. If any Lender makes such a claim for compensation, it shall provide to the Borrower, with a copy to the Administrative Agent, a certificate setting forth the amount of such loss, cost or expense in reasonable detail and the amounts shown on such certificate shall be deemed *prime facie* correct, absent manifest error.

Section 1.14. Commitment Terminations. (a) *Optional Revolving Credit Terminations.* The Borrower, for itself and on behalf of the Canadian Borrower, shall have the right at any time and from time to time, upon five (5) Business Days prior written notice to the Administrative Agent (or such shorter period of time agreed to by the Administrative Agent), to terminate the Revolving Credit Commitments and/or Canadian Revolving Credit Commitments without premium or penalty and in whole or in part, any partial termination to be (i) in an amount not less than $1,000,000 or CAN$1,000,000, as applicable, and (ii) allocated ratably among the Lenders in proportion to their respective Revolver Percentages or Canadian Revolver Percentages, as applicable, *provided* that the Revolving Credit Commitments may not be reduced to an amount less than the sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations then outstanding and the Canadian Revolving Credit Commitments may not be reduced to an amount less than the sum of the Original Canadian Dollar Amount of Canadian Revolving Loans and of Canadian L/C Obligations then outstanding. Any termination of the Revolving Credit Commitments below $10,000,000 shall reduce the L/C Sublimit by a like amount. Any termination of the Canadian Revolving Credit Commitments below CAN$1,000,000 shall reduce the Canadian L/C Sublimit by a like amount. The Administrative Agent shall give prompt notice to each Lender of any such termination of the Revolving Credit Commitments or Canadian Revolving Credit Commitments.

(b) *Mandatory Revolving Credit Terminations.* The Commitments shall terminate at the option of Borrower by an amount equal to 100% of the Net Cash Proceeds of any Dispositions received by the Borrower or any Subsidiary in excess of $5,000,000 from the Closing Date. Any such termination of the Commitments shall ratably reduce the Revolving Credit Commitments and Canadian Revolving Credit Commitments.

(c) Any termination of the Commitments pursuant to this Section 1.14 may not be reinstated.

Section 1.15. *Substitution of Lenders.* Upon the receipt by the Borrower of (a) a claim from any Lender for compensation under Section 10.3 or 13.1 hereof, (b) notice by any Lender to the Borrower of any illegality pursuant to Section 10.1 hereof or (c) in the event any Lender is in default in any material respect with respect to its obligations under the Loan Documents (any such Lender referred to in clause (a), (b) or (c) above being hereinafter referred to as an *"Affected Lender"*), the Borrower may, in addition to any other rights the Borrower may have hereunder or under applicable law, require, at its expense, any such Affected Lender to assign, at par *plus* accrued interest and fees, without recourse, all of its interest, rights and obligations hereunder (including all of its Commitments and the Loans and participation interests in Letters of Credit and Canadian Letters of Credit and Swing Loans and other amounts at any time owing to it hereunder and the other Loan Documents) to a bank or other institutional lender specified by the Borrower, *provided* that (i) such assignment shall not conflict with or violate any law, rule or regulation or order of any court or other governmental authority, (ii) the Borrower shall have received the written consent of the Administrative Agent, which consent shall not be unreasonably withheld, to such assignment, (iii) the Borrower shall have paid to the Affected Lender all monies other than such principal, interest and fees accrued and owing to it hereunder, and (iv) the assignment is entered into in accordance with the other requirements of Section 13.12 hereof.

Section 1.16. *Swing Loans.* (a) *Generally.* Subject to the terms and conditions hereof, as part of the Revolving Credit, the Administrative Agent agrees to make loans in U.S. Dollars to the Borrower under the Swing Line (individually a *"Swing Loan"* and collectively the *"Swing Loans"*) which shall not in the aggregate at any time outstanding exceed the Swing Line Sublimit. The Swing Loans may be availed of the Borrower from time to time and borrowings thereunder may be repaid and used again during the period ending on the Revolving Credit Termination Date; *provided* that each Swing Loan must be repaid on the last day of the Interest Period applicable thereto. Each Swing Loan shall be in a minimum amount of $100,000 or such greater amount which is an integral multiple of $100,000.

(b) *Interest on Swing Loans.* Each Swing Loan shall bear interest until maturity (whether by acceleration or otherwise) at a rate per annum equal to (i) the sum of the Base Rate plus the Applicable Margin for Base Rate Loans under the Revolving Credit as from time to time in effect (computed on the basis of a year of 360 days, for the actual number of days elapsed) or (ii) the Quoted Rate (computed on the basis of a year of 360 days for the actual number of days elapsed). Interest on each Swing Loan shall be due and payable on the last day of its Interest Period and at maturity (whether by acceleration or otherwise).

(c) *Requests for Swing Loans.* The Borrower shall give the Administrative Agent prior notice (which may be written or oral) no later than 1:00 p.m. (Chicago time) on the date upon which the Borrower requests that any Swing Loan be made, of the amount and date of such Swing Loan, and the Interest Period requested therefor. Within 30 minutes after receiving such notice, the Administrative Agent shall in its discretion quote an interest rate to the Borrower at which the Administrative Agent would be willing to make such Swing Loan available to the Borrower for the Interest Period so requested (the rate so quoted for a given Interest Period being herein referred to as *"Quoted Rate"*). The Borrower acknowledges and agrees that the interest rate quote is given for immediate and irrevocable acceptance. If the Borrower does not so

immediately accept the Quoted Rate for the full amount requested by the Borrower for such Swing Loan, the Quoted Rate shall be deemed immediately withdrawn and such Swing Loan shall bear interest at the rate per annum determined by adding the Applicable Margin for Base Rate Loans under the Revolving Credit to the Base Rate as from time to time in effect. Subject to the terms and conditions hereof, the proceeds of such Swing Loan shall be made available to the Borrower on the date so requested at the offices of the Administrative Agent in Chicago, Illinois, by depositing such proceeds to the credit of the Borrower's operating account maintained with the Administrative Agent or as the Borrower and the Administrative Agent may otherwise agree. Anything contained in the foregoing to the contrary notwithstanding, (i) the obligation of the Administrative Agent to make Swing Loans shall be subject to all of the terms and conditions of this Agreement and (ii) the Administrative Agent shall not be obligated to make more than one Swing Loan during any one day.

(d) *Refunding Loans.* In its sole and absolute discretion, the Administrative Agent may at any time, on behalf of the Borrower (which hereby irrevocably authorizes the Administrative Agent to act on its behalf for such purpose) and with notice to the Borrower, request each U.S. Lender to make a Revolving Loan in the form of a Base Rate Loan in an amount equal to such Lender's Revolver Percentage of the amount of the Swing Loans outstanding on the date such notice is given. Unless an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower, regardless of the existence of any other Event of Default, each U.S. Lender shall make the proceeds of its requested Revolving Loan available to the Administrative Agent, in immediately available funds, at the Administrative Agent's principal office in Chicago, Illinois, before 12:00 Noon (Chicago time) on the Business Day following the day such notice is given. The proceeds of such Borrowing of Revolving Loans shall be immediately applied to repay the outstanding Swing Loans.

(e) *Participations.* If any U.S. Lender refuses or otherwise fails to make a Revolving Loan when requested by the Administrative Agent pursuant to Section 1.16(d) above (because an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower or otherwise), such U.S. Lender will, by the time and in the manner such Revolving Loan was to have been funded to the Administrative Agent, purchase from the Administrative Agent an undivided participating interest in the outstanding Swing Loans in an amount equal to its Revolver Percentage of the aggregate principal amount of Swing Loans that were to have been repaid with such Revolving Loans. Each U.S. Lender that so purchases a participation in a Swing Loan shall thereafter be entitled to receive its Revolver Percentage of each payment of principal received on the Swing Loan and of interest received thereon accruing from the date such U.S. Lender funded to the Administrative Agent its participation in such Loan. The several obligations of the U.S. Lenders under this Section shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment which any U.S. Lender may have or have had against the Borrower, any other U.S. Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of the Commitments of any U.S. Lender, and each payment made by a U.S. Lender under this Section shall be made without any offset, abatement, withholding or reduction whatsoever.

Section 1.17. Increase in Revolving Credit Commitments. The Borrower may, on any Business Day prior to the Revolving Credit Termination Date increase the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments by delivering a Commitment Amount Increase Request substantially in the form attached hereto as Exhibit H or in such other form acceptable to the Administrative Agent at least five (5) Business Days prior to the desired effective date of such increase (the *"Commitment Amount Increase"*) identifying an additional Lender (which additional Lender must be acceptable to the Administrative Agent, L/C Issuer and Canadian L/C Issuer) or additional Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments for existing Lender(s) and the amount of its Revolving Credit Commitment and/or the Canadian Revolving Credit Commitments or additional amount of its Revolving Credit Commitment(s) and/or the Canadian Revolving Credit Commitment(s); *provided, however*, that (i) any increase of the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments to an amount in excess of the U.S. Dollar Equivalent of $50,000,000 will require the approval of the Required Lenders, (ii) any increase of the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments shall be in an amount not less than the U.S. Dollar Equivalent of $5,000,000, (iii) prior to approaching an additional Lender, the Borrower shall have offered to the U.S. Lenders or Canadian Lenders, as applicable, the opportunity to increase their respective Commitments, (iv) no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing at the time of the request or the effective date of the Commitment Amount Increase, and (v) all representations and warranties contained in Section 6 hereof shall be true and correct in all material respects at the time of such request and on the effective date of such Commitment Amount Increase. The effective date of the Commitment Amount Increase shall be agreed upon by the Borrower and the Administrative Agent. Upon the effectiveness thereof, the new Lender(s) (or, if applicable, existing Lender(s)) shall advance Revolving Loans or Canadian Revolving Loans, as applicable, in an amount sufficient such that after giving effect to its advance each Lender, as applicable, shall have outstanding its Revolver Percentage of Revolving Loans and Canadian Revolver Percentage of Canadian Revolving Loans. It shall be a condition to such effectiveness that (i) if any Eurodollar Loans are outstanding under the Revolving Credit or if any Bankers' Acceptances or Eurodollar Loans are outstanding under the Canadian Revolving Credit on the date of such effectiveness, such Eurodollar Loans and/or Banker's Acceptances shall be deemed to be prepaid on such date and the Borrower shall pay any amounts owing to the Lenders pursuant to Section 1.13 hereof and (ii) the Borrower shall not have terminated any portion of the Revolving Credit Commitments or Canadian Revolving Credit Commitments pursuant to Section 1.14(a) hereof. The Borrower agrees to pay any reasonable expenses of the Administrative Agent relating to any Commitment Amount Increase. Notwithstanding anything herein to the contrary, no Lender shall have any obligation to increase its Revolving Credit Commitment or Canadian Revolving Credit Commitment, as applicable, and no Lender's Revolving Credit Commitment or Canadian Revolving Credit Commitment shall be increased without its consent thereto, and each Lender may at its option, unconditionally and without cause, decline to increase its Revolving Credit Commitment or Canadian Revolving Credit Commitment, as applicable.

SECTION 2. FEES.

Section 2.1. Fees. (a) *Revolving Credit Commitment Fee.* The Borrower shall pay to the Administrative Agent for the ratable account of the U.S. Lenders in accordance with their Revolver Percentages a commitment fee at the rate per annum equal to the Applicable Margin (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) on the average daily Unused Revolving Credit Commitments. Such commitment fee shall be payable quarterly in arrears on the last day of each fiscal quarter in each year and on the Revolving Credit Termination Date, unless the Revolving Credit Commitments are terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.

(b) *Canadian Revolving Credit Commitment Fee.* The Canadian Borrower shall pay to the Administrative Agent for the ratable account of the Canadian Lenders in accordance with their Canadian Revolver Percentages a commitment fee at the rate per annum equal to the Applicable Margin (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) on the average daily Unused Canadian Revolving Credit Commitments. Such commitment fee shall be payable quarterly in arrears on the last day of each fiscal quarter in each year and on the Revolving Credit Termination Date, unless the Canadian Revolving Credit Commitments are terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.

(c) *Letter of Credit Fees.* On the date of issuance or extension, or increase in the amount, of any Letter of Credit pursuant to Section 1.2 hereof, the Borrower shall pay to the L/C Issuer for its own account an issuance fee equal to 0.125% per annum (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) of the face amount of (or of the increase in the face amount of) such Letter of Credit. Monthly in arrears, on the last day of each month in each year the Borrower shall pay to the Administrative Agent, for the ratable benefit of the U.S. Lenders in accordance with their Revolver Percentages, a letter of credit fee at a rate per annum equal to the Applicable Margin for Eurodollar Loans under the Revolving Credit (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) in effect during each day of such month applied to the daily average face amount of Letters of Credit outstanding during such month. In addition, the Borrower shall pay to the L/C Issuer for its own account the L/C Issuer's standard drawing, negotiation, amendment, and other administrative fees for each Letter of Credit. Such standard fees referred to in the preceding sentence may be established by the L/C Issuer from time to time.

(d) *Canadian Letter of Credit Fees.* On the date of issuance or extension, or increase in the amount, of any Canadian Letter of Credit pursuant to Section 1.4 hereof, the Canadian Borrower shall pay to the Canadian L/C Issuer for its own account an issuance fee equal to 0.125% per annum (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) of the face amount of (or of the increase in the face amount of) such Canadian Letter of Credit. Monthly in arrears, on the last day of each month in each year the Canadian Borrower shall pay to the Administrative Agent, for the ratable benefit of the Canadian Lenders in accordance with their Canadian Revolver Percentages, a letter of credit fee at a rate per annum equal to the Applicable Margin for Eurodollar Loans under the Canadian Revolving Credit

(computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) in effect during each day of such month applied to the daily average face amount of Canadian Letters of Credit outstanding during such month. In addition, the Canadian Borrower shall pay to the Canadian L/C Issuer for its own account the Canadian L/C Issuer's standard drawing, negotiation, amendment, and other administrative fees for each Canadian Letter of Credit. Such standard fees referred to in the preceding sentence may be established by the Canadian L/C Issuer from time to time.

(e) *Closing Fees.* The Borrower shall pay to the Administrative Agent for the benefit of the Lenders the closing fees agreed to between the Administrative Agent and the Borrower in a closing fee letter dated August 14, 2006.

(f) *Audit Fees.* The Borrower shall pay to the Administrative Agent for its own use and benefit reasonable charges for audits of the Collateral performed by the Administrative Agent or its agents or representatives in such amounts as the Administrative Agent may from time to time request (the Administrative Agent acknowledging and agreeing that such charges shall be computed in the same manner as it at the time customarily uses for the assessment of charges for similar collateral audits); *provided, however,* that in the absence of the continuation of any Event of Default, the Borrower shall not be required to pay the Administrative Agent for more than one such audit per calendar year.

(g) *Interest Act (Canada).* For the purpose of complying with *Interest Act* (Canada), it is expressly stated that where interest is calculated pursuant to a rate based on a 365 or 366 day period (the "first rate"), the yearly rate or percentage of interest to which the first rate is equivalent is the first rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366 (as may be applicable). The Canadian Borrower and the Canadian Lenders acknowledge and agree that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates and that the rates of interest charged under this Agreement in respect of Obligations owing by the Canadian Borrower are intended to be based on the nominal rate method and are not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

SECTION 3. PLACE AND APPLICATION OF PAYMENTS.

Section 3.1. Place and Application of Payments. All payments of principal of and interest on the Loans, Reimbursement Obligations and Canadian Reimbursement Obligations, and of all other Obligations payable by the Borrower or Canadian Borrower under this Agreement and the other Loan Documents, shall be made by (i) the Borrower to the Administrative Agent by no later than 12:00 Noon (Chicago time) on the due date thereof at the office of the Administrative Agent in Chicago, Illinois (or such other location in the State of Illinois as the Administrative Agent may designate to the Borrower) and (ii) the Canadian Borrower to the Administrative Agent by no later than 12:00 Noon (Toronto time) on the due date thereof at such office in Canada as the Administrative Agent has previously specified to the Canadian Borrower, in each case for the benefit of the Lender or Lenders entitled thereto. Any payments received after such time shall be deemed to have been received by the Administrative

Agent on the next Business Day. All such payments shall be made in (i) U.S. Dollars or (ii) in the case of amounts payable hereunder in Canadian Dollars (including, without limitation, payments on account of Canadian Prime Rate Loans (or interest thereon), Bankers' Acceptances or Canadian Reimbursement Obligations), in Canadian Dollars, in immediately available funds at the place of payment, in each case without set-off or counterclaim. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest on Loans and on Reimbursement Obligations and Canadian Reimbursement Obligations in which the Lenders have purchased Participating Interests ratably to the applicable Lenders and like funds relating to the payment of any other amount payable to any Lender to such Lender, in each case to be applied in accordance with the terms of this Agreement.

Anything contained herein to the contrary notwithstanding but subject to the further provisions of this Section 3, all payments and collections received in respect of the Obligations and all proceeds of the Collateral received, in each instance, by the Administrative Agent or any of the Lenders after the occurrence and during the continuation of an Event of Default shall be remitted to the Administrative Agent and distributed as follows:

(a) first, to the payment of any outstanding costs and expenses incurred by the Administrative Agent, and any security trustee therefor, in monitoring, verifying, protecting, preserving or enforcing the Liens on the Collateral, in protecting, preserving or enforcing rights under the Loan Documents, and in any event all costs and expenses of a character which the Borrower has agreed to pay the Administrative Agent under Section 13.15 hereof (such funds to be retained by the Administrative Agent for its own account unless it has previously been reimbursed for such costs and expenses by the Lenders, in which event such amounts shall be remitted to the Lenders to reimburse them for payments theretofore made to the Administrative Agent);

(b) second, to the payment of principal and interest on the Loans (including Bankers' Acceptances), Swing Loans, unpaid Reimbursement Obligations, unpaid Canadian Reimbursement Obligations, together with amounts to be held by the Administrative Agent as collateral security for any outstanding L/C Obligations and Canadian L/C Obligations (until the Administrative Agent is holding an amount of cash equal to the then outstanding amount of all such L/C Obligations and Canadian L/C Obligations), unpaid fees and other Obligations due under the Loan Documents, and Hedging Liability, the aggregate amount paid to, or held as collateral security for, the Lenders and, in the case of Hedging Liability, their Affiliates to whom such Obligations and Hedging Liability are owed to be allocated *pro rata* in accordance with the aggregate unpaid amounts owing to each;

(c) third, to the payment of all other unpaid Obligations and all other indebtedness, obligations, and liabilities of the Borrower, Canadian Borrower, and Guarantors secured by the Loan Documents (including, without limitation, Funds Transfer and Deposit Account Liability) to be allocated *pro rata* in accordance with the aggregate unpaid amounts owing to each holder thereof; and

(d) fourth, to the Borrower, Canadian Borrower, or whoever else may be lawfully entitled thereto.

Section 3.2 Implementation of CAM. (a)(i) On the CAM Exchange Date, to the extent not otherwise prohibited by a requirement of law or otherwise, each US Lender shall immediately be deemed to have acquired (and shall promptly make payment therefor to the Administrative Agent in accordance with Section 1.16) participations in the Swing Loans in an amount equal to such US Lender's Revolver Percentage of each Swing Loan outstanding on such date and (ii) except as provided in clause (iii) below, all Loans outstanding in Canadian Dollars (*"Loans to be Converted"*) shall be converted into U.S. Dollars (calculated on the basis of the relevant exchange rate as of the Business Day immediately preceding the CAM Exchange Date) (*"Converted Loans"*), (iii) on each date on or after the CAM Exchange Date on which any Bankers' Acceptances shall mature such Bankers' Acceptances (*"Acceptances to be Converted"*) shall be converted into Canadian Revolving Loans denominated in U.S. Dollars (calculated on the basis of the exchange rate as of the Business Day immediately preceding such maturity date) (*"Converted Acceptances"*) and (iv) on the CAM Exchange Date (with respect to Loans described in the foregoing clause (ii)), and on the respective maturity date (with respect to Bankers' Acceptances described in the foregoing clause (iii)) each Lender severally, unconditionally and irrevocably agrees that it shall purchase or sell in U.S. Dollars a participating interest in the Loans and Converted Acceptances in an amount equal to its CAM Percentage of (x) the outstanding principal amount of the Loans and (y) the face amount of matured Bankers' Acceptances, as applicable, such that in lieu of the interest of each Lender in each Credit in which it shall participate prior to the CAM Exchange Date, such Lender shall hold an interest in every one of the Credits whether or not such Lender shall have previously participated therein, equal to such Lender's CAM Percentage thereof on the CAM Exchange Date. All Converted Loans and Converted Acceptances (which shall have been converted into Canadian Revolving Loans denominated in U.S. Dollars) shall bear interest at the rate which would otherwise be applicable to Base Rate Loans. Each Lender, the Borrower and the Canadian Borrower hereby consents and agrees to the CAM Exchange, and each Lender agrees that the CAM Exchange shall be binding upon its successors and assigns and any person that acquires a participation in its interests in any Credit. Each of the Borrower and the Canadian Borrower agrees from time to time to execute and deliver to Administrative Agent all instruments and documents as Administrative Agent shall reasonably request to evidence and confirm the respective interests of the Lenders after giving effect to the CAM Exchange.

(b) If, for any reason, the Loans to be Converted or Acceptances to be Converted, as the case may be, may not be converted into U.S. Dollars in the manner contemplated by paragraph (a) of this Section 3.2, (i) Administrative Agent shall determine the U.S. Dollar Equivalent of the Loans to be Converted or Acceptances to be Converted, as the case may be (calculated on the basis of the exchange rate as of the Business Day immediately preceding the date on which such conversion would otherwise occur pursuant to paragraph (a) of this Section 3.2) and such determination shall be utilized to determine the CAM Percentage of each Lender and the participations to be exchanged.

(c) As a result of the CAM Exchange, upon and after the CAM Exchange Date, each payment received by Administrative Agent pursuant to any Loan Document in respect of the

Designated Obligations, and each distribution made by Administrative Agent pursuant to any Collateral Document in respect of the Designated Obligations, shall be distributed to the Lenders *pro rata* in accordance with their respective CAM Percentages. Any direct payment received by a Lender upon or after the CAM Exchange Date, including by way of setoff, in respect of a Designated Obligation shall be paid over to Administrative Agent for distribution to the Lenders in accordance herewith.

Section 3.3 *Letters of Credit.* (a) In the event that on the CAM Exchange Date any Letter of Credit shall be outstanding and undrawn in whole or in part, or any amount drawn under a Letter of Credit shall not have been reimbursed by the Borrower or with the proceeds of a U.S. Revolving Loan, each U.S. Lender shall promptly pay over to Administrative Agent, in immediately available funds in U.S. Dollars, an amount equal to such U.S. Lender's Revolver Percentage of such undrawn face amount or (to the extent it has not already done so) such unreimbursed drawing, as the case may be, together with interest thereon from the CAM Exchange Date to the date on which such amount shall be paid to Administrative Agent at the rate that would be applicable at the time to a Base Rate Loan, in a principal amount equal to such amount. Administrative Agent shall establish a separate interest bearing account or accounts for each U.S. Lender (each, a "*U.S. LC Reserve Account*") for the amounts received with respect to each such Letter of Credit pursuant to the preceding sentence. Administrative Agent shall deposit in each Lender's U.S. LC Reserve Account such Lender's CAM Percentage of the amounts received from the U.S. Lenders as provided above. Administrative Agent shall have sole dominion and control over each U.S. LC Reserve Account, and the amounts deposited in each LC Reserve Account shall be held in such LC Reserve Account until withdrawn as provided in paragraph (b), (c), or (d) below. Administrative Agent shall maintain records enabling it to determine the amounts paid over to it and deposited in the U.S. LC Reserve Accounts in respect of each Letter of Credit and the amounts on deposit in respect of each Letter of Credit attributable to each Lender's CAM Percentage. The amounts held in each Lender's U.S. LC Reserve Account shall be held as a reserve against the outstanding L/C Obligations, shall be the property of such Lender, shall not constitute Loans to or give rise to any claim of or against the Borrower and shall not give rise to any obligation on the part of the Borrower to pay interest to such U.S. Lender, it being agreed that the reimbursement obligations in respect of Letters of Credit shall arise only at such times as drawings are made thereunder, as provided in Section 1.2.

(b) In the event that after the CAM Exchange Date any drawing shall be made in respect of a Letter of Credit, Administrative Agent shall withdraw from the U.S. LC Reserve Account of each U.S. Lender any amounts, up to the amount of such Lender's CAM Percentage of such drawing, deposited in respect of such Letter of Credit and remaining on deposit in satisfaction of the reimbursement obligations of the U.S. Lenders under subsection (d) of Section 1.2. In the event any U.S. Lender shall default on its obligation to pay over any amount to Administrative Agent in respect of any Letter of Credit as provided in this Section 3.3, the Administrative Agent shall, in the event of a drawing thereunder, have a claim against such U.S. Lender to the same extent as if such U.S. Lender had defaulted on its obligations under subsection (d) of Section 3.3, but shall have no claim against any other Lender in respect of such defaulted amount, notwithstanding the exchange of interests in Borrowers' reimbursement obligations pursuant to Section 3.2. Each other U.S. Lender shall have a claim against such defaulting U.S. Lender for any damages sustained by it as a result of such default, including, in

the event such Letter of Credit shall expire undrawn, its CAM Percentage of the defaulted amount.

(c) In the event that after the CAM Exchange Date any Letter of Credit shall expire undrawn, Administrative Agent shall withdraw from the U.S. LC Reserve Account of each Lender the amount remaining on deposit therein in respect of such Letter of Credit and distribute such amount to such Lender.

(d) Pending the withdrawal by any Lender of any amounts from its U.S. LC Reserve Account as contemplated by the above paragraphs, Administrative Agent will, at the direction of such Lender and subject to such rules as Administrative Agent may prescribe for the avoidance of inconvenience, invest such amounts in cash and cash equivalents. Each Lender shall have the right, at intervals reasonably specified by Administrative Agent, to withdraw the earnings on investments so made by Administrative Agent with amounts in its U.S. LC Reserve Account and to retain such earnings for its own account.

Section 3.4 Canadian Letters of Credit. (a) In the event that on the CAM Exchange Date any Canadian Letter of Credit shall be outstanding and undrawn in whole or in part, or any amount drawn under a Canadian Letter of Credit shall not have been reimbursed by the Canadian Borrower or with the proceeds of a Canadian Revolving Loan, each Canadian Lender shall promptly pay over to Administrative Agent, in immediately available funds in Canadian Dollars, an amount equal to such Canadian Lender's Revolver Percentage of such undrawn face amount or (to the extent it has not already done so) such unreimbursed drawing, as the case may be, together with interest thereon from the CAM Exchange Date to the date on which such amount shall be paid to Administrative Agent at the rate that would be applicable at the time to a Base Rate Loan, in a principal amount equal to such amount. Administrative Agent shall establish a separate interest bearing account or accounts for each Canadian Lender (each, a *"Canadian LC Reserve Account"*) for the amounts received with respect to each such Canadian Letter of Credit pursuant to the preceding sentence. Administrative Agent shall deposit in each Lender's Canadian LC Reserve Account such Lender's CAM Percentage of the amounts received from the Canadian Lenders as provided above. Administrative Agent shall have sole dominion and control over each Canadian LC Reserve Account, and the amounts deposited in each LC Reserve Account shall be held in such LC Reserve Account until withdrawn as provided in paragraph (b), (c), or (d) below. Administrative Agent shall maintain records enabling it to determine the amounts paid over to it and deposited in the Canadian LC Reserve Accounts in respect of each Canadian Letter of Credit and the amounts on deposit in respect of each Canadian Letter of Credit attributable to each Lender's CAM Percentage. The amounts held in each Lender's Canadian LC Reserve Account shall be held as a reserve against the outstanding L/C Obligations, shall be the property of such Lender, shall not constitute Loans to or give rise to any claim of or against the Canadian Borrower and shall not give rise to any obligation on the part of the Canadian Borrower to pay interest to such Canadian Lender, it being agreed that the reimbursement obligations in respect of Canadian Letters of Credit shall arise only at such times as drawings are made thereunder, as provided in Section 1.4.

(b) In the event that after the CAM Exchange Date any drawing shall be made in respect of a Canadian Letter of Credit, Administrative Agent shall withdraw from the Canadian

LC Reserve Account of each Canadian Lender any amounts, up to the amount of such Lender's CAM Percentage of such drawing, deposited in respect of such Canadian Letter of Credit and remaining on deposit in satisfaction of the reimbursement obligations of the Canadian Lenders under subsection (d) of Section 1.4. In the event any Canadian Lender shall default on its obligation to pay over any amount to Administrative Agent in respect of any Canadian Letter of Credit as provided in this Section 3.3, the Administrative Agent shall, in the event of a drawing thereunder, have a claim against such Canadian Lender to the same extent as if such Canadian Lender had defaulted on its obligations under subsection (d) of Section 3.3, but shall have no claim against any other Lender in respect of such defaulted amount, notwithstanding the exchange of interests in Canadian Borrowers' reimbursement obligations pursuant to Section 3.2. Each other Canadian Lender shall have a claim against such defaulting Canadian Lender for any damages sustained by it as a result of such default, including, in the event such Canadian Letter of Credit shall expire undrawn, its CAM Percentage of the defaulted amount.

(c) In the event that after the CAM Exchange Date any Canadian Letter of Credit shall expire undrawn, Administrative Agent shall withdraw from the Canadian LC Reserve Account of each Lender the amount remaining on deposit therein in respect of such Canadian Letter of Credit and distribute such amount to such Lender.

(d) Pending the withdrawal by any Lender of any amounts from its Canadian LC Reserve Account as contemplated by the above paragraphs, Administrative Agent will, at the direction of such Lender and subject to such rules as Administrative Agent may prescribe for the avoidance of inconvenience, invest such amounts in cash and cash equivalents. Each Lender shall have the right, at intervals reasonably specified by Administrative Agent, to withdraw the earnings on investments so made by Administrative Agent with amounts in its Canadian LC Reserve Account and to retain such earnings for its own account.

SECTION 4. THE COLLATERAL AND GUARANTIES.

Section 4.1. Collateral. The Obligations, Hedging Liability and Funds Transfer, Deposit Account Liability and Note Purchase Agreement Obligations shall be secured by (a) valid, perfected and enforceable Liens on all right, title and interest of (i) STA Holdings, the Borrower and each Domestic Subsidiary in all capital stock and equity interests held by such Person in each of its Domestic Subsidiaries and in 65% of all capital stock and equity interests held by such Person in each of its Foreign Subsidiaries, in each case, whether now owned or hereafter formed or acquired, and all proceeds thereof and (ii) the Canadian Borrower, each of its Subsidiaries and any parent entity of the Canadian Borrower organized under the laws of Canada in all capital stock and equity interests held by such Person in each of its Subsidiaries, whether now owned or hereafter formed or acquired, and all proceeds thereof, and (b) valid, perfected (subject to the proviso appearing at the end of this sentence) and enforceable Liens on all right, title and interest of STA Holdings, the Borrower, each Domestic Subsidiary, and the Canadian Borrower, each of its Subsidiaries and any parent entity of the Canadian Borrower organized under the laws of Canada in all accounts and accounts receivable, notes and notes receivable, contract rights (excluding any contracts which cannot be assigned or pledged pursuant to their terms except to the extent such contracts are assignable pursuant to Section 9-408 of the Uniform Commercial Code as in effect in the relevant state), instruments, documents, chattel paper,

general intangibles (including, without limitation, patents, trademarks, tradenames, copyrights, and other intellectual property rights, but in any event excluding applications for trademarks based on "intent to use"), investment property, inventory, farm products, machinery, equipment, fixtures, deposit accounts, and, subject to Section 4.3 hereof, real estate, whether now owned or hereafter acquired or arising, and all proceeds thereof; *provided, however,* that: (i) the Lien of the Administrative Agent on Property subject to a Capital Lease or conditional sale agreement or subject to a purchase money lien, in each instance to the extent permitted hereby, shall be subject to the rights of the lessor or lender thereunder (and shall only constitute Collateral hereunder to the extent not restricted thereby), (ii) until an Event of Default has occurred and is continuing and thereafter until otherwise required by the Administrative Agent or the Required Lenders, Liens on deposit accounts maintained by the Borrower and each Subsidiary in proximity to its operations (A) for the purpose of paying amounts owing (as opposed to receiving collections of the Collateral as provided in Section 4.2 below) need not be perfected provided that the total amount on deposit at any one time not so perfected (i) shall not exceed $150,000 in any one account or (ii) shall not exceed $1,500,000 in the aggregate for all such accounts and (B) for the purpose of paying payroll need not be perfected so long as such accounts exclusively hold money deposited to pay payroll and such deposits are not made more than two days in advance of the date on which such payroll is due, (iii) Liens on notes and notes receivable and Liens on vehicles which are subject to a certificate of title law need not be perfected provided that the total value of such property at any one time not so perfected shall not exceed $1,000,000 in the aggregate, (iv) the Lien of the Administrative Agent on owned real property shall not be required to be perfected until 60 days after the Closing Date, (v) notations of Liens on certificates of title shall be subject to the timing requirements set forth in the following provisions of this Section 4.1 and (vi) the Liens against the property, assets and undertaking of the Canadian Borrower, any Subsidiary of the Canadian Borrower and any parent entity of the Canadian Borrower organized under the laws of Canada shall only secure the Obligations owing by the Canadian Borrower. The Borrower shall deliver and shall cause each Domestic Subsidiary to deliver, such certificates of title, together with any required fee, to the appropriate Department of Motor Vehicles as soon as practicable but in any event within 45 days after the acquisition of any vehicle to cause the Administrative Agent's lien to be noted on all such certificates of title. As soon as practicable, but in any event within 45 days of the acquisition of any vehicle, the Borrower shall deliver to the Administrative Agent copies of all properly completed applications to have the Administrative Agent's Lien noted on the certificate of title therefor and, if such vehicle was previously titled, a copy of such title and, if applicable, a copy of a pay-off letter executed by any current lienholder. The Administrative Agent may release certificates of title to the Borrower in connection with contemplated dispositions of the vehicles in question. Each of the Borrower and the Canadian Borrower acknowledges and agrees that the Liens on the Collateral shall be granted to the Administrative Agent for the benefit of itself, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the Note Holders and shall be valid and perfected first priority Liens subject, however, to the proviso appearing at the end of the first sentence of this Section 4.1, in each case pursuant to one or more Collateral Documents from such Persons, each in form and substance reasonably satisfactory to the Administrative Agent.

Section 4.2. Collections. The Borrower shall make such arrangements as shall be necessary or appropriate to assure that all proceeds of the Collateral of the Borrower and each Subsidiary are deposited (in the same form as received) into one or more accounts maintained

by, or collected through a lockbox under the control of, the Administrative Agent, such accounts to constitute special restricted accounts or to be deposited into a blocked account with a financial institution selected by the Borrower and acceptable to the Administrative Agent pursuant to arrangements under which the balance of collected funds standing on deposit in such accounts are automatically transmitted to a cash collateral account at the Administrative Agent, the depositary banks to agree that no other withdrawals shall be permitted on such accounts. The Borrower shall cause each financial institution maintaining a blocked account to enter into an agreement with the Administrative Agent pursuant to which such financial institution acknowledges and agrees to the Administrative Agent's Lien on such blocked account and all funds therein, to waive any right of offset or bankers' lien with respect to such blocked account (other than charges for account maintenance fees charged in the ordinary course of business and returned items), and to remit all collected balances in such blocked account to the Administrative Agent. Each of the Borrower, the Canadian Borrower and their respective subsidiaries hereby acknowledges and agrees that the Administrative Agent has (and is hereby granted) a Lien on all such accounts and all funds contained therein to secure the Obligations. The Lenders agree with the Borrower and the Canadian Borrower that if and so long as no Event of Default exists, amounts on deposit in the accounts maintained with the Administrative Agent will (subject to the rules and regulations of the Administrative Agent as from time to time in effect applicable to demand deposit accounts) be made available to the Borrower or Canadian Borrower, as applicable, for use in the conduct of its business. Upon the occurrence of an Event of Default, the Administrative Agent may apply the funds on deposit in all such accounts to the Obligations then due and owing; *provided* that funds of the Canadian Borrower, any Subsidiary of the Canadian Borrower and any parent entity of the Canadian Borrower organized under the laws of Canada shall be applied only to the Obligations owing by the Canadian Borrower.

Section 4.3. Liens on Real Property. In the event that STA Holdings, the Borrower or any Subsidiary owns or hereafter acquires any owned real property with a fair market value in excess of $400,000 (or its equivalent), STA Holdings or the Borrower, as applicable, shall, or shall cause such Subsidiary to, execute and deliver to the Administrative Agent (or a security trustee therefor) a mortgage or deed of trust reasonably acceptable in form and substance to the Administrative Agent for the purpose of granting to the Administrative Agent for the benefit of itself, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the Note Holders a Lien on such real property to secure the Obligations and the Note Purchase Agreement Obligations, shall pay all taxes, costs and reasonable expenses incurred by the Administrative Agent in recording such mortgage or deed of trust, and shall within 60 days after the acquisition of such real property (or within 60 days after the Closing Date with respect to real property owned on such date), supply to the Administrative Agent at the Borrower's cost and expense a survey, hazard insurance policy, and a mortgagee's policy of title insurance from a title insurer reasonably acceptable to the Administrative Agent insuring the validity of such mortgage or deed of trust and its status as a first Lien (subject to Liens permitted by this Agreement) on the real property encumbered thereby and such other instrument, documents, certificates, and opinions reasonably required by the Administrative Agent in connection therewith. For greater certainty, all Liens granted by the Canadian Borrower, its Subsidiaries or any parent entity of the Canadian Borrower organized under the laws of Canada shall only secure the Obligations owing to the Administrative Agent, the Canadian Lenders and the Canadian L/C Issuer in respect of the Obligations owing by the Canadian Borrower.

Section 4.4. Guaranties. The payment and performance of the Obligations shall at all times be guaranteed by the Borrower, STA Holdings, STA ULC, and each direct and indirect Domestic Subsidiary of STA Holdings pursuant to the guaranty provisions of Section 12 hereof. Without limiting the provisions of the immediately preceding sentence, the payment and performance of the Obligations owing by the Canadian Borrower shall at all times be guaranteed by each direct and indirect Subsidiary of the Canadian Borrower and any parent entity of the Canadian Borrower organized under the laws of Canada, such guarantee of the Obligations owing by the Canadian Borrower to be evidenced by a guarantee to be delivered by such Subsidiaries of the Canadian Borrower in favour of the Administrative Agent in form and substance satisfactory to the Administrative Agent (a "*Canadian Borrower Subsidiary Guaranty Agreement*").

Section 4.5. Further Assurances. Each of STA Holdings, the Borrower and the Canadian Borrower agrees that it shall, and shall cause each Subsidiary to, from time to time at the request of the Administrative Agent or the Required Lenders, execute and deliver such documents and do such acts and things as the Administrative Agent or the Required Lenders may reasonably request in order to provide for or perfect or protect such Liens on the Collateral. In the event STA Holdings, the Borrower or any Subsidiary forms or acquires any other Domestic Subsidiary or the Canadian Borrower forms or acquires any other Subsidiary after the date hereof, STA Holdings and the Borrower shall within 10 Business Days of such formation or acquisition cause such newly formed or acquired Domestic Subsidiary to execute a Subsidiary Guaranty Agreement or such newly formed or acquired Subsidiary of the Canadian Borrower to execute a Canadian Borrower Subsidiary Guarantee Agreement and such Collateral Documents as the Administrative Agent may then reasonably require, and STA Holdings and the Borrower shall also deliver to the Administrative Agent, or cause such Subsidiary to deliver to the Administrative Agent, at the Borrower's cost and expense, such other instruments, documents, certificates and opinions reasonably required by the Administrative Agent in connection therewith.

Section 4.6. Canadian Further Assurances. With respect to all motor vehicles (including school buses), serial number goods, serial numbered goods and road vehicles (in each case, within the meaning of the PPSA) (in this Section 4.6, a "*Canadian Motor Vehicle*") at any time owned by the Canadian Borrower or any Subsidiary of the Canadian Borrower prior to or as at the Closing Date, the Canadian Borrower shall (a) have provided to the Administrative Agent the vehicle identification numbers (each, a "*VIN*") for such Canadian Motor Vehicles and financing statements or financing change statements satisfactory to the Administrative Agent listing such VINs shall have been registered in all appropriate jurisdictions under the PPSA as determined by the Administrative Agent in its reasonable discretion. With respect to all Canadian Motor Vehicles acquired by the Canadian Borrower or any Subsidiary of the Canadian Borrower after the Closing Date, the Canadian Borrower shall promptly, and in any event within 15 days following such acquisition of any additional Canadian Motor Vehicles, (a) provide the Administrative Agent with the VIN for each such Canadian Motor Vehicle and (b) file or caused to be filed such financing statements or financing change statements under each applicable PPSA against the VIN for each such Canadian Motor Vehicle (the Canadian Borrower shall provide a draft of any such financing statements or financing change statements to the Administrative Agent prior to the registration of any such financing statements or financing change statements

and the Canadian Borrower shall not complete any such filings without the prior written consent of the Administrative Agent).

SECTION 5. DEFINITIONS; INTERPRETATION.

Section 5.1. Definitions. The following terms when used herein shall have the following meanings:

"*Acceptance Fee*" means the fee payable in Canadian Dollars to each Canadian Lender in respect of Bankers' Acceptances computed in accordance with Section 1.3(c).

"*Acceptance Note*" has the meaning set forth in Section 1.3(d).

"*Acceptance Note Lender*" has the meaning set forth in Section 1.3(d).

"*Acquisition*" means any transaction or any series of related transactions, consummated after the date of this Agreement, by which the Borrower or any Subsidiary (i) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof, whether through purchase of assets, merger or otherwise, (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the Voting Stock in any Person or otherwise causing a Person to become a Subsidiary or (iii) merges, consolidates or otherwise combines with another Person with the Parent or the Subsidiary being the surviving entity.

"*Adjusted EBITDA*" means, with reference to any period of twelve fiscal months then ended, EBITDA for such period *plus* an amount calculated by the Borrower and approved by the Administrative Agent in its reasonable discretion equal to (i) the EBITDA of the Persons or assets which are the subject of each Permitted Acquisition consummated during the period adjusted for the reasonably expected savings in operating expenses resulting from such Permitted Acquisition as if such Permitted Acquisition was completed on the first day of each such period *plus* (ii) the *pro forma* EBITDA the Borrower expects to earn based upon performance of a Bid Contract entered into during the period as though the Borrower or its Subsidiary has entered into such Bid Contract on the first day of such period *plus* (iii) non-cash expenses relating to the issuance of stock based compensation associated with the STA Holdings' Equity Incentive Plan (*minus* the amount of any such expense when paid in cash to the extent not deducted in the computation of Net Income) *minus* (iv) the EBITDA attributed to any Contract during such period if such Contract terminates during the period and is not renewed, extended or otherwise continued within 30 days after the date of such termination; *provided* that any such adjustment based on expected savings in operating expenses as a result of any such Permitted Acquisition specified in clause (i) above or *pro forma* EBITDA relating to any Bid Contract specified in clause (ii) above shall be readjusted for each month after the date such Permitted Acquisition is consummated or Bid Contract commences, as applicable, if the actual savings in operating expenses realized during such month as a result of such Permitted Acquisition or EBITDA actually earned as a result of such Bid Contract is less than projected; *provided, further* that there shall be included in such determination for such period all such amounts attributable to any

Person acquired during such period pursuant to a Permitted Acquisition to the extent not subsequently sold or otherwise disposed of during such period.

"Adjusted LIBOR" is defined in Section 1.5(b) hereof.

"Administrative Agent" means Harris N.A. and any successor pursuant to Section 11.7 hereof.

"Administrative Questionnaire" means an administrative questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, another Person. A Person shall be deemed to control another Person for the purposes of this definition if such Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of the other Person, whether through the ownership of voting securities, common directors, trustees or officers, by contract or otherwise; *provided* that, in any event for purposes of this definition, any Person that owns, directly or indirectly, 10% or more of the securities having the ordinary voting power for the election of directors or governing body of a corporation or 10% or more of the partnership or other ownership interest of any other Person (other than as a limited partner of such other Person) will be deemed to control such corporation or other Person.

"Applicable BA Discount Rate" means (a) with respect to any Canadian Lender that is a Schedule I Bank, as applicable to a Bankers' Acceptance being purchased by such Schedule I Bank on any day, the CDOR Rate for bankers' acceptances having a term and face amount comparable to the term and face amount of such Bankers' Acceptance and (b) with respect to any Canadian Lender other than a Schedule I Bank, as applicable to a Bankers' Acceptance being purchased by such Canadian Lender on any day, the lesser of (i) the average (as determined by the Administrative Agent) of the respective percentage discount rates (expressed to two decimal places and rounded upward, if necessary, to the nearest 1/100th of 1%) quoted to the Administrative Agent by each Schedule II or Schedule III Reference Banks (as canvassed by the Administrative Agent in its discretion) as the percentage discount rate at which such Schedule II or Schedule III Reference Bank would, in accordance with its normal practices, at or about 10:00 A.M. (Toronto time) on such day, be prepared to purchase Bankers' Acceptances accepted by such Schedule II or Schedule III Reference Bank having a term and a face amount comparable to the term and face amount of such Bankers' Acceptance and (ii) the rate that is 0.10% per annum in excess of the rate determined pursuant to clause (a) of this definition in connection with the relevant issuance of Bankers' Acceptances.

"Applicable Margin" means, with respect to Loans, Reimbursement Obligations, and the commitment fees and letter of credit fees payable under Section 2.1 hereof, until the Pricing Date for the fiscal quarter of the Borrower ending March 31, 2007, the rates per annum shown opposite Level III below, and thereafter from one Pricing Date to the next, the Applicable Margin means a rate per annum determined in accordance with the following schedule:

Level	Senior Leverage Ratio for Such Pricing Date	Applicable Margin for Base Rate Loans under Revolving Credit, Reimbursement Obligations and Canadian Prime Rate Loans, Canadian Reimbursement Obligations and Base Rate Loans under the Canadian Revolving Credit shall be:	Applicable Margin for Eurodollar Loans under Revolving Credit and Bankers' Acceptances and Eurodollar Loans under the Canadian Revolving Credit shall be:	Applicable Margin for Commitment Fee shall be:
I	Less than 1.50 to 1.0	0%	1.50%	0.25%
II	Less than 2.0 to 1.0, but greater than or equal to 1.50 to 1.0	0.25%	1.75%	0.30%
III	Less than 2.50 to 1.00, but greater than or equal to 2.00 to 1.0	0.50%	2.00%	0.35%
IV	Greater than or equal to 2.50 to 1.0	0.75%	2.25%	0.40%

For purposes hereof, the term *"Pricing Date"* means the date on which the Administrative Agent is in receipt of the Borrower's compliance certificate for the most recent financial statements for the fiscal quarter then ended, pursuant to Section 8.5 hereof and for the fourth fiscal quarter of each fiscal year of the Borrower, the date on which the Administrative Agent is in receipt of the Borrower's compliance certificate for the year-end audit report for the fiscal year then ended, pursuant to Section 8.5 hereof. The Applicable Margin shall be established based on the Senior Leverage Ratio for the most recently completed fiscal quarter completed on or after March 31, 2007 and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If the Borrower has not delivered its financial statements by the date such financial statements (and, in the case of the year-end financial statements, audit report) are required to be delivered under Section 8.5 hereof, until such financial statements and audit report are delivered, Level IV shall apply. If the Borrower subsequently delivers such financial statements before the next Pricing Date, the Applicable Margin established by such late delivered financial statements shall take effect from the date of delivery until the next Pricing Date. In all other circumstances, the Applicable Margin established by such financial statements shall be in effect from the Pricing Date that occurs immediately after the end of the fiscal quarter covered by such financial statements until the next Pricing Date. Each determination of the Applicable Margin made by the Administrative Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined.

"Application" is defined in Sections 1.2(b) and 1.4(b) hereof.

"Approved Fund" means, with respect to a Lender, any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in

commercial loans and similar extensions of credit in the ordinary course of its business and is administered or managed by such Lender or an affiliate of such Lender.

"Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 13.12 hereof), and accepted by the Administrative Agent, in substantially the form of Exhibit F or any other form approved by the Administrative Agent.

"Authorized Representative" means those persons shown on the list of officers provided by the Borrower pursuant to Section 7.2 hereof or on any update of any such list provided by the Borrower to the Administrative Agent, or any further or different officers of the Borrower so named by any Authorized Representative of the Borrower in a written notice to the Administrative Agent.

"Available Cash" means, with respect to STA Holdings for any fiscal month (a) EBITDA for the twelve fiscal months then ended, *less* (b) the sum of (i) Cash Interest Expense (other than interest paid on the Subordinated Notes during such period), (ii) principal payments (if any) required or made with respect to Indebtedness for Borrowed Money of STA Holdings and its Subsidiaries (other than repayments of the Revolving Loans, Canadian Revolving Loans and Swing Loans (with no reduction in the applicable Commitment)), (iii) Capital Expenditures made in cash, (iv) cash taxes paid or payable during such period, and (v) Dividends paid during such period pursuant to Section 8.12(ii), (iii) and (iv) hereof *plus* (c)(i) if such month is June, $500,000 or (ii) if such month is any month other than June, $3,500,000.

"BA Discount Proceeds" means proceeds in respect of any Bankers' Acceptance to be purchased by a Canadian Lender on any day under Section 1.3, in an amount (rounded to the nearest whole Canadian cent, and with one-half of one Canadian cent being rounded up) calculated on such day by dividing:

(a) the face amount of such Bankers' Acceptance; by

(b) the sum of one *plus* the product of:

(i) the Applicable BA Discount Rate (expressed as a decimal) applicable to such Bankers' Acceptance; and

(ii) a fraction, the numerator of which is the number of days in the term of such Bankers' Acceptance commencing on the date of acceptance of the Bankers' Acceptance and ending on, but excluding, the BA Maturity Date, and the denominator of which is 365;

with such product being rounded up or down to the fifth decimal place and .000005 being rounded up.

"BA Maturity Date" means, with respect to any Bankers' Acceptance, the date that is 30, 60, 90 or 180 days, as the Canadian Borrower may elect in the applicable Notice of Borrowing or

Notice of Continuation/Conversion, after the date of issuance of such Bankers' Acceptance specified in such Notice of Borrowing or Notice of Continuation/Conversion; provided that:

(a) any BA Maturity Date that would otherwise fall on a day which is not a Business Day shall be extended to the next succeeding Business Day, and

(b) no BA Maturity Date may fall after the Revolving Credit Termination Date.

"Bankers' Acceptance" or *"BA"* means a bill of exchange denominated in Canadian Dollars drawn by the Canadian Borrower and accepted by a Canadian Lender pursuant to Section 1.3, including a depository bill issued in accordance with the Depository Bills and Notes Act (Canada); *provided* that, to the extent the context shall require, each Acceptance Note shall be deemed to be a Bankers' Acceptance.

"Base Rate" is defined in Section 1.5(a) hereof.

"Base Rate Loan" means a Loan bearing interest at a rate specified in Section 1.5(a) hereof.

"Bid Contracts" means each new contract entered into by the Borrower or any Subsidiary after the Closing Date relating to the transportation of students or other related activities for which the Borrower or such Subsidiary is committed to incur start-up costs, purchase new equipment, including without limitation, school buses, or to make capital improvements.

"Borrower" is defined in the introductory paragraph of this Agreement.

"Borrowing" means the total of Loans of a single type advanced, continued for an additional Interest Period, or converted from a different type into such type by the Lenders under a Credit on a single date and, in the case of Eurodollar Loans, for a single Interest Period. Borrowings of Loans are made and maintained ratably from each of the Lenders under a Credit according to their Percentages of such Credit. A Borrowing is *"advanced"* on the day Lenders advance funds comprising such Borrowing to the Borrower or Canadian Borrower, as applicable, is *"continued"* on the date a new Interest Period for the same type of Loans commences for such Borrowing, and is *"converted"* when such Borrowing is changed from one type of Loans to the other, all as requested by the Borrower pursuant to Section 1.7(a) hereof. Borrowings of Swing Loans are made by the Administrative Agent in accordance with the procedures set forth in Section 1.16 hereof.

"Business Day" means any day (other than a Saturday or Sunday) on which banks are not authorized or required to close in Chicago, Illinois and (i) if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a Eurodollar Loan, on which banks are dealing in U.S. Dollar deposits in the interbank eurodollar market in London, England, (ii) if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a Canadian Revolving Loan, on which banks are not authorized

or required to close in Toronto, Ontario and (iii) if the applicable Business Day relates to the giving of notices other than relating to Borrowings, any day on which banks are not authorized or required to be closed in Toronto, Ontario.

"*CAM*" means the mechanism for the allocation and exchange of interests in the credits and collections thereunder established under Section 3 hereof.

"*CAM Exchange*" means the exchange of the Lenders' interests provided for in Section 3.2.

"*CAM Exchange Date*" means the first date after the Closing Date on which there shall occur any event described in paragraph (j) or (k) of Section 9.1 with respect to Borrower or Canadian Borrower.

"*CAM Percentage*" means, as to each Lender, a fraction, expressed as a decimal to 12 decimal places, of which (a) the numerator shall be the sum of (i) the aggregate Designated Obligations owed to such Lender, (ii) such Lender's pro rata share of the aggregate outstanding L/C Obligations, if any, of such Lender, and (iii) such Lender's pro rata share of the aggregate outstanding Canadian L/C Obligations, if any, of such Lender, in each case immediately prior to the CAM Exchange Date and (b) the denominator shall be the sum of (i) the aggregate Designated Obligations owed to all the Lenders, (ii) the aggregate outstanding L/C Obligations, and (iii) the aggregate Canadian L/C Obligations in each case immediately prior to such CAM Exchange Date. For purposes of computing each Lender's CAM Percentage, all Designated Obligations which shall be denominated in an Canadian Dollars shall be converted into U.S. Dollars at the exchange rate in effect on the CAM Exchange Date.

"*Canadian Base Rate*" means, for any day, a rate per annum equal to the higher of (i) the rate of interest per annum established by the Bank of Montreal as the reference rate of interest then in effect for determining interest rates on commercial loans denominated in Canadian Dollars made by it in Canada and (ii) the sum of one-half of one percent *plus* the cost of funds of Bank of Montreal for such day.

"*Canadian Benefit Plans*" shall mean all material employee benefit plans of any nature or kind whatsoever that are not Canadian Pension Plans and are maintained or contributed to by the Parent, STA Holdings or any Subsidiary having employees in Canada.

"*Canadian Borrower*" is defined in the introductory paragraph of this Agreement.

"*Canadian Borrower Subsidiary Guarantee Agreement*" is defined in Section 4.4 hereof.

"*Canadian Dollar Equivalent*" means (i) the amount of any Obligation or Canadian Letter of Credit denominated in Canadian Dollars, and (ii) in relation to any Obligation denominated in U.S. Dollars, the amount of Canadian Dollars which would be realized by converting such U.S. Dollars into Canadian Dollars at the spot exchange rate quoted to the Administrative Agent, at approximately 11:00 a.m. (Chicago time) one Business Day prior to the

date on which a computation thereof is required to be made, in each case, by major banks in the interbank foreign exchange market for the purchase of Canadian Dollars for such U.S. Dollars.

"*Canadian Dollars*" and "*CAN$*" means the lawful currency of Canada.

"*Canadian L/C Issuer*" means Bank of Montreal.

"*Canadian L/C Obligations*" means the aggregate undrawn face amount of all outstanding Canadian Letters of Credit and all unpaid Canadian Reimbursement Obligations.

"*Canadian L/C Sublimit*" means CAN$1,000,000, as reduced pursuant to the terms hereof.

"*Canadian Lender*" means each bank or other financial institution listed on the signature pages hereof as a Canadian Lender, each Person which becomes a Canadian Lender pursuant to Section 13.12, and their respective successors.

"*Canadian Lending Office*" means, as to each Canadian Lender, its office located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Canadian Lending Office) or such other office, branch or Affiliate of such Canadian Lender as it may hereafter designate as its Canadian Lending Office by notice to the Borrower and the Administrative Agent; *provided* that any Canadian Lender may so designate separate Canadian Lending Offices for its Canadian Loans of different Types and currencies, in which case all references herein to the Canadian Lending Office of such Canadian Lender shall be deemed to refer to any or all of such offices, as the context may require.

"*Canadian Letters of Credit*" is defined in Section 1.4 hereof.

"*Canadian Loan*" means a Loan made pursuant to Section 1.1(b) and shall be deemed to include the acceptance and purchase of related Bankers' Acceptances.

"*Canadian Pension Plan*" shall mean each plan which is a registered pension plan for the purposes of the Income Tax Act (Canada) established, maintained or contributed to by the Parent, STA Holdings or any Subsidiary having employees in Canada.

"*Canadian Pension Regulator*" is defined in Section 9.1(h) hereof.

"*Canadian Prime Rate Loan*" means a Loan denominated in Canadian Dollars which bears interest calculated by reference to the Canadian Base Rate.

"*Canadian Revolver Percentage*" means, for each Canadian Lender, the percentage of the Revolving Credit Commitments represented by such Canadian Lender's Canadian Revolving Credit Commitment or, if the Canadian Revolving Credit Commitments have been terminated, the percentage held by such Canadian Lender of the aggregate principal amount of all Canadian Revolving Loans then outstanding.

"Canadian Revolving Loan" is defined in Section 1.1(d) hereof and, as so defined, includes a Canadian Prime Rate Loan, Bankers' Acceptance, Base Rate Loan or Eurodollar Loan, each of which is a "type" of Canadian Revolving Loan hereunder.

"Canadian Reimbursement Obligation" is defined in Section 1.4(c) hereof.

"Canadian Revolving Credit" means the credit facility for making Canadian Revolving Loans described in Sections 1.1(b) hereof.

"Canadian Revolving Credit Commitment" means, as to any Canadian Lender, the obligation of such Canadian Lender to make Canadian Revolving Loans hereunder in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Canadian Lender's name on Schedule 1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof.

"Canadian Security Agreement" means the Security Agreement dated as of July 29, 2005, by the Canadian Borrower in favor of the Administrative Agent.

"Capital Expenditures" means, with respect to the Borrower and its Subsidiaries for any period, the aggregate amount of all expenditures (whether paid in cash or accrued as a liability) by the Borrower and its Subsidiaries during that period during which, in accordance with GAAP, are or should be included as "additions to property, plant or equipment" or similar items reflected in the statement of cash flows of the Borrower and its Subsidiaries excluding any such expenditures (A) incurred in connection with a Permitted Acquisition, (B) incurred in connection with a new Bid Contract or (C) to the extent funded with any issuance by the Parent of any Income Participating Securities or any other equity securities as reasonably approved by the Administrative Agent.

"Capital Lease" means any lease of Property which in accordance with GAAP is required to be capitalized on the balance sheet of the lessee.

"Capitalized Lease Obligation" means, for any Person, the amount of the liability shown on the balance sheet of such Person in respect of a Capital Lease determined in accordance with GAAP.

"Cash Interest Expense" means, with reference to any period, the sum of all cash interest charges net of interest income (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expense, but excluding paid-in-kind interest and dividends) of the STA Holdings and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. Cash Interest Expense shall give effect to any net payments made or received by the Borrower or any of its Subsidiaries with respect to any Hedging Agreements required by Section 8.29 in effect during the applicable period (or any portion thereof).

"Change of Control" means any of (a) the acquisition by any *"person"* or *"group"* (as such terms are used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) at any time of beneficial ownership of 35% or more of the outstanding capital stock or other equity interests of the Parent on a fully-diluted basis, (b) the failure of individuals who are members of the board of directors (or similar governing body) of the Parent on the Closing Date (together with any new or replacement directors whose initial nomination for election was approved by a majority of the directors who were either directors on the Closing Date or previously so approved) to constitute a majority of the board of directors (or similar governing body) of the Parent, (c) any "Change of Control" (or words of like import), as defined in any agreement or indenture relating to any issue of Indebtedness for Borrowed Money shall occur, (d) the Parent ceases to own and control, beneficially and of record, 100% of the issued and outstanding shares of Class A common stock of STA Holdings and 80% of the issued and outstanding shares of capital stock or other equity interests of STA Holdings, (e) STA Holdings ceases to own and control, beneficially and of record, 100% of the issued and outstanding shares of capital stock or other equity interests of the Borrower or (f) the Parent shall engage at any time in any business or business activity other than: (i) the ownership of all the outstanding Class A common stock of STA Holdings, together with activities directly related thereto, and (ii) if applicable, actions required by law to maintain its status as a corporation.

"CDOR Rate" means on any date, with respect to a particular term as specified herein, the per annum rate of interest which is the rate based on an average rate applicable to Canadian Dollar bankers' acceptances for the applicable term appearing on the "Reuters Screen CDOR Page" as of 10:00 A.M. (Toronto time) on such date, or if such date is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 A.M. (Toronto time) to reflect any error in any posted rate or in the posted average annual rate); *provided, however*, if such rate does not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR Rate on any date shall be calculated as the arithmetic mean of the rates for the term referred to above applicable to Canadian Dollar bankers' acceptances quoted by the Bank of Montreal as of 10:00 A.M. (Toronto time) on such date, or if such date is not a Business Day, then on the immediately preceding Business Day.

"Closing Date" means the date of this Agreement or such later Business Day upon which each condition described in Section 7.2 shall be satisfied or waived in a manner acceptable to all Lenders in their discretion.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor statute thereto.

"Collateral" means all properties, rights, interests and privileges from time to time subject to the Liens granted to the Administrative Agent, or any security trustee therefor, by the Collateral Documents.

"Collateral Account" is defined in Section 9.4 hereof.

"Collateral Documents" means the Mortgages, the Pledge Agreement, the Security Agreement, the Canadian Security Agreement, the Intercreditor and Custodial Agreement and all

other mortgages, deeds of trust, security agreements, pledge agreements, assignments, financing statements and other documents as shall from time to time secure or relate to the Obligations or any part thereof.

"Commitments" means the Revolving Credit Commitments and the Canadian Revolving Credit Commitments.

"Contract" means each contract entered into by the Borrower or any Subsidiary providing for the transportation of students and other related activities.

"Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414 of the Code.

"Credit" means any of the Revolving Credit, the Canadian Revolving Credit, and the Swing Line.

"Credit Event" means the advancing of any Loan, any issuance of Bankers' Acceptances, the continuation of or conversion into a Eurodollar Loan, or the issuance of, or extension of the expiration date or increase in the amount of, any Letter of Credit or Canadian Letter of Credit.

"Default" means any event or condition the occurrence of which would, with the passage of time or the giving of notice, or both, constitute an Event of Default.

"Deferred Subordinated Note Interest" means, at any time, all interest accrued on the Subordinated Notes, the payment of which has been deferred pursuant to the terms of this Agreement or otherwise, to the extent remaining unpaid, together with all interest on such interest, the payment of which has been deferred pursuant to the terms of this Agreement, in each case to the extent remaining unpaid.

"Designated Obligations" means all Obligations in respect of accrued and unpaid (a) principal of and interest on the Loans (including Bankers' Acceptances and Acceptance Fees with respect thereto), (b) any fees payable with respect to Letters of Credit or Canadian Letters of Credit and (c) commitment fees payable under Section 2.1(a) or (b), whether or not the same shall at the time of any determination be due and payable under the terms of the Loan Documents.

"Disposition" means the sale, lease, conveyance, or other disposition of Property, other than sales or other dispositions expressly permitted under Section 8.10(a), 8.10(b), 8.10(e), or 8.10(f) hereof.

"Distribution" means, with respect to the Parent, STA Holdings or any of its Subsidiaries, (i) any Dividend by such Person and (ii) any payment by such Person on account of any Indebtedness that is subordinated in right of payment to the Obligations, including without limitation the Subordinated Notes, Deferred Subordinated Note Interest and Guarantees thereof.

"Dividend" means, with respect to any Person, any dividend, distribution or return on any equity capital paid in cash or any other property (excluding common equity of such Person) to the stockholders, partners or members of such Person as such, or any redemption, retirement, purchase or other acquisition of any shares of any class of its capital stock, any partnership or membership interests or other equity interests, or any options or warrants issued by such Person with respect to its capital stock or other equity interests of such Person, or the setting aside of any funds for any of the foregoing purposes. Without limiting the foregoing, "Dividends" with respect to any Person shall also include all payments made or required to be made by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes.

"Dividend Suspension Period" means any period: (i) during which STA Holdings has either deferred or unpaid Dividends on its Preferred Stock or (ii) after which STA Holdings has had an Interest Coverage Ratio for two consecutive fiscal quarters of less than 2.00 to 1.00; *provided* that such suspension period resulting from clause (ii) above shall end if STA Holdings shall subsequently have an Interest Coverage Ratio for two consecutive fiscal quarters of 2.00 to 1.00 or higher.

"Domestic Subsidiary" means any Subsidiary other than a Foreign Subsidiary.

"EBITDA" means, with reference to any period, Net Income for such period *plus* the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) foreign, federal, state and local income taxes (whether paid or deferred) for such period, (c) depreciation and amortization for such period, (d) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (e) non-cash losses in an amount acceptable to the Administrative Agent resulting from impairment charges arising from the application of SFAS No. 142 or SFAS No. 144, (f) non-cash expenses relating to the periodic valuation of the preferred and common stock of STA Holdings, (g) non-cash charges reflecting the minority interest represented by the Class B and C common stock of STA Holdings, and (h) non-cash charges reflecting the mark-to-market of hedging transactions, *less* any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of STA Holdings or the mark-to-market of hedging transactions.

"Eligible Assignee" means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent, (ii) in the case of any assignment of a Revolving Credit Commitment, the L/C Issuer, (iii) in the case of any assignment of a Canadian Revolving Credit Commitment, the Canadian L/C Issuer, and (iv) unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed); *provided* that notwithstanding the foregoing, "Eligible Assignee" shall not include the Parent, STA Holdings, the Borrower, the Canadian Borrower or any Guarantor or any of the Parent's, the Borrower's, the Canadian Borrower's or such Guarantor's Affiliates or Subsidiaries.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.

"Eurodollar Loan" means a Loan bearing interest at the rate specified in Section 1.5(b) hereof.

"Eurodollar Reserve Percentage" is defined in Section 1.5(b) hereof.

"Event of Loss" means, with respect to any Property, any of the following: (a) any loss, destruction or damage of such Property or (b) any condemnation, seizure, or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation of such Property or the requisition of the use of such Property.

"Event of Default" means any event or condition identified as such in Section 9.1 hereof.

"Existing Letters of Credit" is defined in Section 1.2(a) hereof.

"Federal Funds Rate" means the fluctuating interest rate per annum described in part (x) of clause (ii) of the definition of Base Rate appearing in Section 1.5(a) hereof.

"Foreign Subsidiary" means each Subsidiary not incorporated under the laws of the United States or of any State thereof.

"Funds Transfer and Deposit Account Liability" means the liability of STA Holdings, the Borrower or any Subsidiary owing to any of the Lenders, or any Affiliates of such Lenders, arising out of (a) the execution or processing of electronic transfers of funds by automatic clearing house transfer, wire transfer or otherwise to or from deposit accounts of STA Holdings, the Borrower and/or any Subsidiary now or hereafter maintained with any of the Lenders or their Affiliates, (b) the acceptance for deposit or the honoring for payment of any check, draft or other item with respect to any such deposit accounts, and (c) any other deposit, disbursement, and cash management services afforded to STA Holdings, the Borrower or any Subsidiary by any of such Lenders or their Affiliates.

"GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (or agencies with similar functions of comparable stature and authority within the Canadian accounting profession), which are applicable to the circumstances as of the date of determination.

"Guarantor" means (i) STA Holdings, the Borrower, STA ULC, Santa Barbara Transportation Corporation, STA of Connecticut, Inc., Goffstown Truck Center, Inc., Rick Bus Co., STA of New Jersey, Inc., STA of Pennsylvania, Inc., STA Transportation of Pittsburgh, Inc., North Bend Bus Company, Inc., Southwest Student Transportation, L.C., Krise Bus Service, Inc., Student Transportation of Vermont, Dail Transportation Inc., Ralph Pritchard Schoolbuses, Inc., STA of New York, Inc., Ledgemere Transportation, Inc., James O. Sacks, Inc., Positive Connections, Inc., Positive Connections Leasing Corp., Byrd Yeany Busing, Inc., Hudson Bus Lines, Inc., McCrillis Transportation, Inc. and Altoona Student Transportation, Inc. and (ii) each hereafter formed or acquired Domestic Subsidiary which executes a Subsidiary Guarantee Agreement.

"Hedging Agreements" means each interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate floor agreements, interest rate exchange agreements, foreign currency contracts, currency swap contracts, other similar interest rate or currency hedging arrangements or commodity hedging agreements with respect to fuel as the Borrower, the Canadian Borrower or any Subsidiary, as the case may be, may from time to time enter into with any one or more of the Lenders party to this Agreement or their Affiliates.

"Hedging Liability" means the liability of the Borrower, the Canadian Borrower or any Subsidiary to any of the Lenders or their Affiliates under any Hedging Agreement.

"Indebtedness for Borrowed Money" means for any Person (without duplication) (i) all indebtedness of such Person for borrowed money, whether current or funded, or secured or unsecured, including any capitalized interest thereon, (ii) all indebtedness for the deferred purchase price of Property or services, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default are limited to repossession or sale of such Property), (iv) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of Property subject to such mortgage or Lien, (v) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as Capital Leases in respect of which such Person is liable as lessee, (vi) any liability in respect of banker's acceptances or letters of credit, (vii) any indebtedness, whether or not assumed, secured by Liens on Property acquired by such Person at the time of acquisition thereof, and (viii) all indebtedness referred to in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which any of them have otherwise assured a creditor against loss, it being understood that the term "Indebtedness for Borrowed Money" shall not include (i) trade payables arising in the ordinary course of business, (ii) operating leases, or (iii) employment agreements and earn-out agreements (other than any cash payments thereunder that are in the nature of a deferred purchase price for an Acquisition in accordance with GAAP).

"Initial Public Offering" means the initial public offering of CAN$116,041,400 Income Participating Securities by the Parent, each unit of which consists of one share of common stock of the Parent and a CAN$3.487 principal amount of Subordinated Notes pursuant to that certain Prospectus dated as of December 13, 2004.

"Intercreditor and Custodial Agreement" means the Intercreditor and Custodial Agreement dated as of December 14, 2006 among the Administrative Agent, Computershare Trust Company, Inc., as Trustee and Harris N.A., as Custodian.

"Interest Coverage Ratio" is defined in Section 8.24 hereof.

"Interest Deferral Period" is defined in Section 8.23 hereof.

"Interest Expense" means, with reference to any period, the sum of all interest charges net of interest income (including imputed interest charges with respect to Capitalized Lease

Obligations and all amortization of debt discount and expense of the Borrower and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. Interest Expense shall give effect to any net payments made or received by the Borrower or any of its Subsidiaries with respect to any Hedging Agreements required by Section 8.29 in effect during the applicable period (or any portion thereof).

"Interest Period" is defined in Section 1.8 hereof.

"Inventory" means, at any time, all inventory as reflected on the consolidated balance sheet of the Borrower and its Subsidiaries in accordance with GAAP at such time.

"L/C Issuer" means Harris N.A.

"L/C Obligations" means the aggregate undrawn face amounts of all outstanding Letters of Credit and all unpaid Reimbursement Obligations.

"L/C Sublimit" means $10,000,000, as reduced pursuant to the terms hereof.

"Lenders" means each Canadian Lender and each U.S. Lender.

"Lending Office" is defined in Section 10.4 hereof.

"Letter of Credit" is defined in Section 1.2(a) hereof.

"LIBOR" is defined in Section 1.5(b) hereof.

"Lien" means any mortgage, lien, security interest, pledge, hypothec, charge or encumbrance of any kind in respect of any Property, including the interests of a vendor or lessor under any conditional sale, Capital Lease or other title retention arrangement.

"Loan" means a Base Rate Loan, Eurodollar Loan, Canadian Prime Rate Loan or Bankers' Acceptance, each of which is a *"type"* of Loan hereunder, outstanding as a Revolving Loan or Canadian Revolving Loan, as applicable.

"Loan Documents" means this Agreement, the Notes, the Applications, the Bankers' Acceptances, the Acceptance Notes, the Collateral Documents, and each other instrument or document to be delivered hereunder or thereunder or otherwise in connection therewith.

"Material Adverse Effect" means (a) a material adverse change in, or material adverse effect upon, the operations, business, Property, or condition (financial or otherwise) of the Borrower or of the Borrower and its Subsidiaries, taken as a whole, or STA Holdings and its subsidiaries, taken as a whole, (b) a material impairment of the ability of STA Holdings, the Borrower or any Subsidiary to perform its material obligations under any Loan Document, or (c) a material adverse effect upon (i) the legality, validity, binding effect or enforceability against STA Holdings, the Borrower, the Canadian Borrower or any Subsidiary of any Loan Document or the rights and remedies of the Administrative Agent and the Lenders thereunder or (ii) the

perfection or priority of any Lien granted on a significant portion of the Collateral under any Collateral Document.

"Modified Available Cash" means, with respect to STA Holdings for any fiscal month (a) EBITDA for the twelve fiscal months then ended, *less* (b) the sum of (i) Cash Interest Expense (other than interest paid on the Subordinated Notes during such period), (ii) principal payments (if any) required or made with respect to Indebtedness for Borrowed Money of STA Holdings and its Subsidiaries (other than repayments of the Revolving Loans, Canadian Revolving Loans and Swing Loans (with no reduction in the applicable Commitment)), (iii) Capital Expenditures made in cash, (iv) cash taxes paid or payable during such period, and (v) Dividends paid during such period pursuant to Section 8.12(ii), (iii) and (iv) hereof.

"Moody's" means Moody's Investors Service, Inc.

"Mortgages" means, collectively, each mortgage or deed of trust required to be delivered to the Administrative Agent from time to time pursuant to Section 4.3 hereof, as the same may be amended, modified, supplemented or restated from time to time.

"Net Cash Proceeds" means, as applicable, (a) with respect to any Disposition by a Person, cash and cash equivalent proceeds received by or for such Person's account, net of (i) reasonable direct costs, fees and expenses relating to such Disposition, (ii) sale, use or other taxes paid or payable by such Person as a direct result of such Disposition and (iii) any repayments by the Borrower or any of its Subsidiaries of Indebtedness for Borrowed Money to the extent that (A) such Indebtedness for Borrowed Money is secured by a Lien on the Property that is the subject of such Disposition or (B) the transferee of (or holder or a Lien on) such Property requires (or such transferee's lender requires) that such Indebtedness for Borrowed Money be repaid as a condition to the purchase of such Property, (b) with respect to any Event of Loss of a Person, cash and cash equivalent proceeds received by or for such Person's account (whether as a result of payments made under any applicable insurance policy therefor or in connection with condemnation proceedings or otherwise), net of reasonable direct costs incurred in connection with the collection of such proceeds, awards or other payments; and (c) with respect to any offering of equity securities of a Person or the issuance of any Indebtedness for Borrowed Money by a Person, cash and cash equivalent proceeds received by or for such Person's account, net of reasonable legal, underwriting, and other fees and expenses incurred as a direct result thereof.

"Net Income" means, with reference to any period, the net income (or net loss) of the Borrower and its Subsidiaries for such period computed on a consolidated basis in accordance with GAAP.

"Net Worth" means, for any Person and at any time the same is to be determined, total shareholder's equity (including capital stock, additional paid-in capital and retained earnings after deducting treasury stock) which would appear on the balance sheet of such Person in accordance with GAAP.

"Note Purchase Agreement" means the Note Purchase Agreement dated as of December 14, 2006 by and among Student Transportation of America, Inc., Student Transportation of America, Holdings, Inc., Student Transportation of America, Ltd., the Noteholders from time to time party thereto and Computershare Trust Company, Inc., as Trustee.

"Note Purchase Agreement Obligations" means the *"Obligations"* as defined in the Note Purchase Agreement.

"Notes" means and includes the Revolving Notes, the Canadian Revolving Notes, the Acceptance Notes, and the Swing Note.

"Notice of Borrowing" is defined in Section 1.7(a) hereof.

"Notice of Continuation/Conversion" is defined in Section 1.7(a) hereof.

"Obligations" means all obligations of the Borrower and the Canadian Borrower to the Lenders to pay principal and interest on the Loans, all Reimbursement Obligations, all Canadian Reimbursement Obligations, all fees and charges payable hereunder, and all other payment obligations of the Borrower, the Canadian Borrower or any of STA Holdings' Subsidiaries arising under or in relation to any Loan Document, in each case whether now existing or hereafter arising, due or to become due, direct or indirect, absolute or contingent, and howsoever evidenced, held or acquired.

"Original Canadian Dollar Amount" means the amount of any Obligation denominated in Canadian Dollars and, in relation to any Loan denominated in U.S. Dollars, the Canadian Dollar Equivalent of such Loan on the day it is advanced or continued for an Interest Period.

"Parent" means Student Transportation of America Ltd., a corporation organized under the laws of Ontario, Canada.

"Participating Interest" is defined in Section 1.2(d) hereof.

"Participating Lender" is defined in Section 1.2(d) hereof.

"PBGC" means the Pension Benefit Guaranty Corporation or any Person succeeding to any or all of its functions under ERISA.

"Percentage" means for any Lender its Revolver Percentage or Canadian Revolver Percentage, as applicable.

"Permitted Acquisition" means any Acquisition made in compliance with Section 8.9(i).

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof.

"*Plan*" means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code that either (i) is maintained by a member of the Controlled Group for employees of a member of the Controlled Group or (ii) is maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions.

"*Pledge Agreement*" means that certain Pledge Agreement dated as of December 21, 2004 among STA Holdings, the Borrower and its Subsidiaries and the Administrative Agent, as the same may be amended, modified, supplemented or restated from time to time.

"*PPSA*" means the Personal Property Security Act (Ontario) and the regulations thereunder or other personal property security legislation of the applicable Canadian province or provinces (including the Civil Code of the Province of Quebec and the regulation respecting the register of personal and movable real rights thereunder), as all such legislation now exists or may from time to time hereafter be amended, modified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

"*Preferred Stock*" means the preferred stock issued by STA Holdings to STA ULC simultaneously with the receipt by STA ULC of the proceeds of the issuance of Subordinated Notes.

"*Property*" means, as to any Person, all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent balance sheet of such Person and its subsidiaries under GAAP.

"*Quoted Rate*" is defined in Section 1.16(c) hereof.

"*Receivables*" means all accounts, contract rights, instruments, chattel paper and general intangibles in which the Borrower or any of its Subsidiaries now has or hereafter acquires title to.

"*Reimbursement Obligation*" is defined in Section 1.2(c) hereof.

"*Required Lenders*" means, as of the date of determination thereof, Lenders whose outstanding Loans and interests in Letters of Credit and Canadian Letters of Credit, Unused Revolving Credit Commitments, and Unused Canadian Revolving Credit Commitments constitute more than 50% or, if there are four or fewer Lenders party hereto, two or more Lenders which constitute 66-2/3% or more of the sum of the total outstanding Loans, interests in Letters of Credit and Canadian Letters of Credit, Unused Revolving Credit Commitments, and Unused Canadian Revolving Credit Commitments of the Lenders. For purposes of calculating the "Required Lenders", an Obligation denominated in Canadian Dollars and the Unused Canadian Revolving Credit Commitments shall be calculated using the U.S. Dollars Equivalent of each such amount.

"*Reuters Screen CDOR Page*" means the display designated as page CDOR on the Reuters Monitor Money Rates Service or other page as may, from time to time, replace that page on that service for the purpose of displaying bid quotations for bankers' acceptances accepted by leading Canadian banks.

"*Revolver Percentage*" means, for each U.S. Lender, the percentage of the Revolving Credit Commitments represented by such U.S. Lender's Revolving Credit Commitment or, if the Revolving Credit Commitments have been terminated, the percentage held by such U.S. Lender (including through participation interests in Reimbursement Obligations) of the aggregate principal amount of all Revolving Loans and L/C Obligations then outstanding.

"*Revolving Credit*" means the credit facility for making Revolving Loans and issuing Letters of Credit described in Sections 1.1 (a) and 1.2 hereof.

"*Revolving Credit Commitment*" means, as to any U.S. Lender, the obligation of such U.S. Lender to make Revolving Loans and to participate in Swing Loans and Letters of Credit issued for the account of the Borrower hereunder in an aggregate principal or face amount at any one time outstanding not to exceed the amount set forth opposite such U.S. Lender's name on Schedule 1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof.

"*Revolving Credit Termination Date*" means December 14, 2011, or such earlier date on which the Revolving Credit Commitments are terminated in whole pursuant to Section 1.14, 9.2 or 9.3 hereof.

"*Revolving Loan*" is defined in Section 1.1 hereof and, as so defined, includes a Base Rate Loan or a Eurodollar Loan, each of which is a "*type*" of Revolving Loan hereunder.

"*Revolving Note*" is defined in Section 1.12 hereof.

"*S&P*" means Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc.

"*Schedule I Reference Bank*" shall mean any Canadian bank which is named on Schedule I to the *Bank Act* (Canada).

"*Schedule II Reference Bank*" or "*Schedule III Reference Bank*" shall mean any Canadian bank which is named on Schedule II or Schedule II to the *Bank Act* (Canada).

"*Security Agreement*" means that certain Security Agreement dated as of December 21, 2004 among STA Holdings, the Borrower, the Subsidiaries and the Administrative Agent, as the same may be amended, modified, supplemented or restated from time to time.

"*Senior Leverage Ratio*" means, as of the last day of any fiscal quarter of the Parent, the ratio of Total Senior Funded Debt of the Parent and its Subsidiaries as of the last day of such

fiscal quarter to Adjusted EBITDA of the Parent and its Subsidiaries for the period of four fiscal quarters then ended.

"*Senior Secured Notes*" means the "*Notes*" as defined in the Note Purchase Agreement.

"*STA Holdings*" means Student Transportation of America Holdings, Inc., a corporation organized under the laws of the State of Delaware.

"*STA ULC*" means Student Transportation of America ULC, an unlimited liability company organized under the laws of Nova Scotia, Canada.

"*Subordinated Debt*" means (i) Indebtedness for Borrowed Money issued pursuant to the Subordinated Note Documents and (ii) Indebtedness for Borrowed Money owing to any Person on terms and conditions, and in such amounts, reasonably acceptable to the Administrative Agent and the Required Lenders (as evidenced by their written approval) and which is subordinated in right of payment to the prior payment in full of the Obligations pursuant to written subordination provisions approved in writing by the Administrative Agent and the Required Lenders.

"*Subordinated Note*" means each subordinated note issued by STA ULC pursuant to the Subordinated Note Indenture.

"*Subordinated Note Documents*" means the Subordinated Note Indenture and all Subordinated Notes issued pursuant thereto.

"*Subordinated Note Indenture*" means that certain Subordinated Note Indenture, dated as of December 21, 2004 among STA ULC, and STA Holdings, and the Borrower, Santa Barbara Transportation Corp., a California corporation, Krise Bus Service, Inc., a Pennsylvania corporation, STA of Pennsylvania, Inc., a Pennsylvania corporation, Rick Bus Co., a New Jersey corporation, Southwest Student Transportation, LC, a Texas limited liability company, Goffstown Truck Center, Inc., a New Hampshire corporation, STA of Connecticut, Inc., a Connecticut corporation, Student Transportation of Canada LTD., an Ontario corporation, North Bend Bus Company, Inc., an Oregon corporation, STA of New Jersey, Inc., a New Jersey corporation, STA Transportation of Pittsburgh, Inc., a Pennsylvania corporation, Bet-Cha Transit, Inc., a Vermont corporation, Dail Transportation Inc., a New Hampshire corporation, Ralph Prichard Schoolbuses, Inc., a Pennsylvania corporation, STA of New York, Inc., a New York corporation, Ledgemere Transportation Inc., a Maine corporation, as Guarantors and Computershare Trust Company of Canada, as Trustee.

"*Subordinated Note Interest Payment Date*" means the 15th day of each calendar month commencing with February 15, 2005.

"*Subsidiary*" means, as to any particular parent corporation or organization, any other corporation or organization more than 50% of the outstanding Voting Stock of which is at the time directly or indirectly owned by such parent corporation or organization or by any one or more other entities which are themselves subsidiaries of such parent corporation or organization.

The term *"Subsidiary"* means a subsidiary of Parent or of any of its direct or indirect Subsidiaries.

"Subsidiary Guarantee Agreement" means a letter to the Administrative Agent in the form of Exhibit G hereto executed by a Subsidiary whereby it acknowledges it is party hereto as a Guarantor under Section 12 hereof.

"Swing Line" means the credit facility for making one or more Swing Loans described in Section 1.16 hereof.

"Swing Line Sublimit" means $2,000,000, as reduced pursuant to the terms hereof.

"Swing Loan" and *"Swing Loans"* each is defined in Section 1.16 hereof.

"Swing Note" is defined in Section 1.12 hereof.

"Total Funded Debt" means, at any time the same is to be determined, the sum of (A) the aggregate of all Indebtedness for Borrowed Money of the Parent and its Subsidiaries at such time other than the Revolving Loans and Canadian Revolving Loans, *plus* (B) the aggregate outstanding principal amount of Revolving Loans, Canadian Revolving Loans and Swing Loans and the *"Revolving Loans," "Term Loans," "Acquisition Loans,"* and *"Canadian Acquisition Loans"* under the Existing Credit Agreement the proceeds of which are used to finance a Permitted Acquisition or Bid Contract, *plus* (C) the daily average aggregate outstanding principal amount of the Revolving Loans, Canadian Revolving Loans and Swing Loans and the *"Revolving Loans," "Canadian Revolving Loans"* and *"Swing Loans"* under the Existing Credit Agreement for the twelve month period then ended the proceeds of which are used for any purpose other than the finance of a Permitted Acquisition or Bid Contract.

"Total Leverage Ratio" means, as of the last day of any fiscal quarter of the Parent, the ratio of Total Funded Debt of the Parent and its Subsidiaries as of the last day of such fiscal quarter to Adjusted EBITDA of the Parent and its Subsidiaries for the period of four fiscal quarters then ended.

"Total Revenue" means the total revenue of the Parent and its Subsidiaries as shown on the most recent annual financial statements of the Parent delivered pursuant to Section 8.5 hereof.

"Total Senior Funded Debt" means, at any time the same is to be determined, Total Funded Debt at such time *minus* the principal balance (including capitalized interest) of Subordinated Debt of STA Holdings and its Subsidiaries then outstanding.

"U.S. Dollars" and *"$"* each means the lawful currency of the United States of America.

"U.S. Dollar Equivalent" means (a) the amount of any Obligation or Letter of Credit denominated in U.S. Dollars, (b) in relation to any Obligation denominated in Canadian Dollars, the amount of U.S. Dollars which would be realized by converting such Canadian Dollars into

U.S. Dollars at the spot exchange rate quoted to the Administrative Agent, at approximately 11:00 a.m. (Chicago time) one Business Day prior to the date on which a computation thereof is required to be made, in each case, by major banks in the interbank foreign exchange market for the purchase of U.S. Dollars for such Canadian Dollars.

"U.S. Lender" means each bank or other financial institution listed on the signature pages hereof as a U.S. Lender, each Person which becomes a U.S. Lender pursuant to Section 13.12, and their respective successors.

"Unfunded Vested Liabilities" means, for any Plan at any time, the amount (if any) by which the present value of all vested nonforfeitable accrued benefits under such Plan exceeds the fair market value of all Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the Controlled Group to the PBGC or the Plan under Title IV of ERISA.

"Unused Canadian Revolving Credit Commitments" means, at any time, the difference between the Canadian Revolving Credit Commitments then in effect and the aggregate outstanding principal amount of Canadian Revolving Loans and Canadian L/C Obligations.

"Unused Revolving Credit Commitments" means, at any time, the difference between the Revolving Credit Commitments then in effect and the aggregate outstanding principal amount of Revolving Loans and L/C Obligations.

"VIN" is defined in Section 4.6 hereof.

"Voting Stock" of any Person means capital stock or other equity interests of any class or classes (however designated) having ordinary power for the election of directors or other similar governing body of such Person, other than stock or other equity interests having such power only by reason of the happening of a contingency.

"Welfare Plan" means a "welfare plan" as defined in Section 3(1) of ERISA.

"Wholly-owned Subsidiary" means a Subsidiary of which all of the issued and outstanding shares of capital stock (other than directors' qualifying shares as required by law) or other equity interests are owned by STA Holdings and/or one or more Wholly-owned Subsidiaries within the meaning of this definition.

Section 5.2. Interpretation. The foregoing definitions are equally applicable to both the singular and plural forms of the terms defined. The words *"hereof"*, *"herein"*, and *"hereunder"* and words of like import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to time of day herein are references to Chicago, Illinois, time unless otherwise specifically provided. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, it shall be done in accordance with GAAP except where such principles are inconsistent with the specific provisions of this Agreement.

Section 5.3. Change in Accounting Principles. If, after the date of this Agreement, there shall occur any change in GAAP from those used in the preparation of the financial statements referred to in Section 6.5 hereof and such change shall result in a change in the method of calculation of any financial covenant, standard or term found in this Agreement, either the Borrower or the Required Lenders may by notice to the Lenders and the Borrower, respectively, require that the Lenders and the Borrower negotiate in good faith to amend such covenants, standards, and term so as equitably to reflect such change in accounting principles, with the desired result being that the criteria for evaluating the financial condition of the Borrower and its Subsidiaries shall be the same as if such change had not been made. No delay by the Borrower or the Required Lenders in requiring such negotiation shall limit their right to so require such a negotiation at any time after such a change in accounting principles. Until any such covenant, standard, or term is amended in accordance with this Section 5.3, financial covenants shall be computed and determined in accordance with GAAP in effect prior to such change in accounting principles. Without limiting the generality of the foregoing, the Borrower shall neither be deemed to be in compliance with any financial covenant hereunder nor out of compliance with any financial covenant hereunder if such state of compliance or noncompliance, as the case may be, would not exist but for the occurrence of a change in accounting principles after the date hereof.

SECTION 6. REPRESENTATIONS AND WARRANTIES.

Each of STA Holdings, the Borrower and the Canadian Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

Section 6.1. Organization and Qualification. Each of STA Holdings and the Borrower is duly organized, validly existing and in good standing as a corporation under the laws of the jurisdiction of its organization, has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect.

Section 6.2. Subsidiaries. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, as the case may be, has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect. As of the date hereof, Schedule 6.2 hereto identifies each Subsidiary, the jurisdiction of its incorporation or organization, as the case may be, the percentage of issued and outstanding shares of each class of its capital stock or other equity interests owned by the relevant Borrower and the other Subsidiaries and, if such percentage is not 100% (excluding directors' qualifying shares as required by law), a description of each class of its authorized capital stock and other equity interests and the number of shares of each class issued and outstanding. All of the outstanding shares of capital stock and other equity interests of each Subsidiary are validly issued and outstanding and fully paid and nonassessable and all such

shares and other equity interests indicated on Schedule 6.2 as owned by STA Holdings, the Borrower or another Subsidiary are owned, beneficially and of record, by STA Holdings, the Borrower or such Subsidiary free and clear of all Liens other than the Liens granted in favor of the Administrative Agent for the benefit of the Lenders pursuant to the Collateral Documents. There are no outstanding commitments or other obligations of any Subsidiary to issue, and no options, warrants or other rights of any Person to acquire, any shares of any class of capital stock or other equity interests of any Subsidiary.

Section 6.3. Authority and Validity of Obligations. The Borrower has full right and authority to enter into this Agreement and the other Loan Documents executed by it, to make the Borrowings herein provided for, to issue its Notes in evidence thereof, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by the Borrower, to guarantee the Obligations of the Canadian Borrower, and to perform all of its obligations hereunder and under the other Loan Documents executed by it. The Canadian Borrower has full right and authority to enter into this Agreement and the other Loan Documents executed by it, to make the Borrowings herein provided for, to issue its Notes in evidence thereof, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by the Borrower, and to perform all of its obligations hereunder and under the other Loan Documents executed by it. Each of STA Holdings and each Subsidiary has full right and authority to enter into the Loan Documents executed by it, to guarantee the Obligations of the Borrower and the Canadian Borrower in accordance with the terms of this Agreement, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by such Person, and to perform all of its obligations under the Loan Documents executed by it. The Loan Documents delivered by STA Holdings, the Borrower and by each Subsidiary have been duly authorized, executed and delivered by such Person and constitute valid and binding obligations of such Person enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law); and this Agreement and the other Loan Documents do not, nor does the performance or observance by STA Holdings, the Borrower or any Subsidiary of any of the matters and things herein or therein provided for, (a) contravene or constitute a default under any provision of law or any judgment, injunction, order or decree binding upon STA Holdings, the Borrower or any Subsidiary or any provision of the charter, articles of incorporation or by-laws, articles of association or operating agreement, partnership agreement, or other consistent document of STA Holdings, the Borrower or any Subsidiary, (b) contravene or constitute a default under any covenant, indenture or agreement of or affecting STA Holdings, the Borrower or any Subsidiary or any of its Property, in each case where such contravention or default, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (c) result in the creation or imposition of any Lien on any Property of STA Holdings, the Borrower or any Subsidiary other than the Liens granted in favor of the Administrative Agent pursuant to the Collateral Documents.

Section 6.4. Use of Proceeds; Margin Stock. The Borrower and the Canadian Borrower shall use the proceeds of the Revolving Credit and the Canadian Revolving Credit, as applicable, for their respective general working capital purposes and for such other legal and proper purposes, including, without limitation, refinancing then existing Indebtedness for Borrowed

Money, the payment of Dividends permitted to be paid hereunder, to finance Permitted Acquisitions, and the purchase of vehicles related to new Bid Contracts, as are consistent with all applicable laws. Neither STA Holdings, the Borrower nor any Subsidiary is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation T, U and X of the Board of Governors of the Federal Reserve System), and no part of the proceeds of any Loan or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. Margin stock (as hereinabove defined) constitutes less than 25% of those assets of STA Holdings, the Borrower and its Subsidiaries which are subject to any limitation on sale, pledge, or other restriction hereunder.

Section 6.5. Financial Reports. The Consolidated Balance Sheet of the Parent and its Subsidiaries as at June 30, 2006, and the related Consolidated Statements of Operations and Acccumulated Deficit, and Consolidated Statement of Cash Flows of the Parent and its Subsidiaries for the fiscal year then ended, and accompanying notes thereto, which financial statements are accompanied by the unqualified audit report of Ernst & Young LLP, independent public accountants, and the unaudited interim consolidated balance sheet of the Parent as at September 30, 2006, and the related consolidated statements of income and cash flows of the Parent and its Subsidiaries for the three (3) months then ended, furnished to the Administrative Agent and the Lenders on or prior to the Closing Date, fairly present the consolidated financial condition of the Parent and its Subsidiaries as at said dates and the consolidated results of their operations and cash flows for the periods then ended in conformity with GAAP (except for the absence of footnotes and year-end adjustments in the case of unaudited financial statements) applied on a consistent basis. Neither the Parent nor any Subsidiary has contingent liabilities which are material to it other than as indicated on such financial statements or, with respect to future periods, on the financial statements furnished pursuant to Section 8.5 hereof.

Section 6.6. No Material Adverse Change. Since June 30, 2006, there has been no change in the condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

Section 6.7. Full Disclosure. The written statements and written information furnished to the Administrative Agent and the Lenders in connection with the negotiation of this Agreement and the other Loan Documents and the commitments by the Lenders to provide all or part of the financing contemplated hereby as supplemented from time to time prior to the Closing Date and taken as a whole do not contain any untrue statements of a material fact or omit a material fact necessary to make the material statements contained herein or therein not misleading in light of circumstances existing at the time made, the Administrative Agent and the Lenders acknowledging that as to any projections or forward looking statements furnished to the Administrative Agent and the Lenders, the Borrower only represents that the same were prepared on the basis of information and estimates the Borrower believed at the time to be reasonable (it being recognized by the Lenders that: (1) projections and forward looking statements reflect the Borrower's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts; (2) projections or forward looking

statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved; (3) a number of factors could cause actual results to differ materially from the amounts projected, expressed or implied in any projections or forward-looking statement of Borrower, including, but not limited to, the factors discussed under "Risk Factors" in the Parent's Annual Information Form, a copy of which can be obtained at www.sedar.com; (4) material factors and assumptions that were relied upon in making the projections or forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance; (5) any projections or forward-looking statements are made as of the date of this Agreement; and (6) actual results may differ from projected results).

Section 6.8. Trademarks, Franchises, and Licenses. Except as would not cause a Material Adverse Effect, STA Holdings, the Borrower and its Subsidiaries own, possess, or have the right to use all necessary patents, licenses, franchises, trademarks, trade names, trade styles, copyrights, trade secrets, know how and confidential commercial and proprietary information to conduct their businesses as now conducted, without known conflict with any patent, license, franchise, trademark, trade name, trade style, copyright or other proprietary right of any other Person.

Section 6.9. Governmental Authority and Licensing. STA Holdings, the Borrower and each Subsidiary have received all licenses, permits, and approvals of all Federal, state, local, and foreign governmental authorities, if any, necessary to conduct their businesses, in each case where the failure to obtain or maintain the same could reasonably be expected to have a Material Adverse Effect. No investigation or proceeding which, if adversely determined, could reasonably be expected to result in revocation or denial of any material license, permit, or approval is pending or, to the knowledge of the Borrower, threatened.

Section 6.10. Good Title. STA Holdings, the Borrower and each Subsidiary have good and defensible title (or valid leasehold interests) to their assets as reflected on the most recent consolidated balance sheet of STA Holdings and its Subsidiaries furnished to the Administrative Agent and the Lenders (except for sales of assets in the ordinary course of business or in accordance with this Agreement), subject to no Liens other than such thereof as are permitted by Section 8.8 hereof.

Section 6.11. Litigation and Other Controversies. Except as disclosed on Schedule 6.11, there is no litigation or governmental proceeding or labor controversy pending, nor to the knowledge of the Borrower threatened, against the Parent, STA Holdings, the Borrower or any Subsidiary which if adversely determined could reasonably be expected to have a Material Adverse Effect.

Section 6.12. Taxes. All Canadian (federal and provincial), Federal and other material tax returns required to be filed by the Parent, STA Holdings, the Borrower or any Subsidiary in any jurisdiction have, in fact, been filed (or extensions have been timely filed), and all material taxes, assessments, fees and other governmental charges upon the Parent, STA Holdings, the Borrower

or any Subsidiary or upon any of its Property, income or franchises, which are shown to be due and payable in such returns, have been paid, except such taxes, assessments, fees and governmental charges, if any, as (i) are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and as to which adequate reserves established in accordance with GAAP have been provided or (ii) could not reasonably be expected to have a Material Adverse Effect. Neither STA Holdings nor the Borrower knows of any proposed additional tax assessment against it or its Subsidiaries for which adequate provisions in accordance with GAAP have not been made on their accounts. Adequate provisions in accordance with GAAP for taxes on the books of the Parent, STA Holdings, the Borrower and each Subsidiary have been made for all taxable years for which the period of assessment of United States Federal and Canadian (federal and provincial) income taxes has not expired.

Section 6.13. Approvals. No authorization, consent, license, or exemption from, or filing or registration with, any court or governmental department, agency or instrumentality, nor any approval or consent of the stockholders of the Parent, STA Holdings, the Borrower or any Subsidiary, or any other Person, is or will be necessary to the valid execution, delivery or performance by the Parent. STA Holdings, the Borrower or any Subsidiary of any Loan Document, except for such approvals which have been obtained prior to the date of this Agreement and remain in full force and effect.

Section 6.14. Affiliate Transactions. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is a party to any contracts or agreements with any of its Affiliates on terms and conditions which are less favorable to STA Holdings, the Borrower or such Subsidiary than would be usual and customary in similar contracts or agreements between Persons not affiliated with each other.

Section 6.15. Investment Company. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

Section 6.16. ERISA. Except as could not reasonably be expected to have a Material Adverse Effect, the Parent, STA Holdings, the Borrower and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in substantial compliance in all material respects with ERISA and the Code to the extent applicable to it and has not incurred any liability to the PBGC or a Plan under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA. Except as could not reasonably be expected to have a Material Adverse Effect, none of the Parent, STA Holdings, the Borrower nor any Subsidiary has any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in article 6 of Title I of ERISA.

Section 6.17. Compliance with Laws. The Parent, STA Holdings, the Borrower and each Subsidiary are in compliance with the requirements of all federal, provincial, state and local laws, rules and regulations applicable to or pertaining to their Property or business operations (including, without limitation, the Occupational Safety and Health Act of 1970, the Americans

with Disabilities Act of 1990, and laws and regulations establishing quality criteria and standards for air, water, land and toxic or hazardous wastes and substances, to the extent such laws are applicable), where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. None of the Parent, STA Holdings, the Borrower nor any Subsidiary has received notice to the effect that its operations are not in compliance with any of the requirements of applicable federal, state or local environmental, health, and safety statutes and regulations or is the subject of any governmental investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste or substance into the environment, where any such non-compliance or remedial action, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 6.18. Other Agreements. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is in default under the terms of any covenant, indenture or agreement of or affecting such Person or any of its Property, which default if uncured could reasonably be expected to have a Material Adverse Effect.

Section 6.19. Solvency. The Borrower and its Subsidiaries, taken as a whole, and STA Holdings and its Subsidiaries, taken as a whole, are solvent, able to pay their debts as they become due, and have sufficient capital to carry on their business and all businesses in which they are about to engage.

Section 6.20. No Default. No Default or Event of Default has occurred and is continuing.

Section 6.21. Subordinated Debt. This Agreement constitutes the *"New Credit Facility"* within the meaning of the Subordinated Note Documents. This Agreement, together with the other Loan Documents constitute *"Senior Lender Indebtedness"* within the meaning of the Subordinated Note Documents. The Obligations hereunder constitute *"Designated Senior Indebtedness"* and *"Senior Indebtedness"* within the meaning of the Subordinated Note Documents and the holders thereof from time to time shall be entitled to all of the rights of a holder of *"Designated Senior Indebtedness"* and *"Senior Indebtedness"* pursuant to the Subordinated Note Documents.

Section 6.22. Canadian Pension Plans. The Canadian Pension Plans are duly registered under the *Income Tax Act* (Canada) and all other applicable laws which require registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans and Canadian Benefit Plans and any funding agreements therefor have been performed in a timely fashion, in each case where the failure to do so could reasonably be expected to have a Material Adverse Effect. To the knowledge of STA Holdings, the Borrower and the Canadian Borrower there have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans by the Parent, STA Holdings or any Subsidiary. To the knowledge of STA Holdings, the Borrower and the Canadian Borrower, there are no material outstanding disputes concerning the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Based on the most recent actuarial valuations filed with government authorities (including, without limitation, the Canadian Pension Regulator), (i) each of the Canadian Pension Plans was

fully funded on a solvency basis as of the date of such actuarial valuations, (ii) no retirement plan constituted under a Canadian Pension Plan or Canadian Benefit Plan was unfunded and (iii) no group insurance plan had a deficit reserve.

Section 6.23 *Other Canadian Matters.* There are no collective bargaining agreements in effect between the Canadian Borrower or any of its Subsidiaries and any labour union and neither the Canadian Borrower nor any of its Subsidiaries is under any obligation to assume any collective bargaining agreement to or conduct any negotiations with any labour union with respect to any future agreements. Each of the Canadian Borrower and its Subsidiaries has remitted on a timely basis all amounts required to have been withheld and remitted (including withholdings from employee wages and salaries relating to income tax, employment insurance and Canadian Pension Plan contributions), goods and services tax and all other amounts which if not paid when due could result in the creation of a statutory Lien against any of its property or assets, except for Liens permitted by Section 8.8 hereof.

SECTION 7. CONDITIONS PRECEDENT.

The obligation of each Lender to advance, continue or convert any Loan (other than the continuation of, or conversion into, a Base Rate Loan or Canadian Prime Rate Loan) or of the L/C Issuer or the Canadian L/C Issuer to issue, extend the expiration date (including by not giving notice of non-renewal) of or increase the amount of any Letter of Credit or Canadian Letter of Credit, as applicable, under this Agreement, shall be subject to the following conditions precedent:

Section 7.1. *All Credit Events.* At the time of each Credit Event hereunder:

(a) each of the representations and warranties set forth herein and in the other Loan Documents shall be and remain true and correct in all material respects as of said time, except to the extent the same expressly relate to an earlier date;

(b) no Default or Event of Default shall have occurred and be continuing or would occur as a result of such Credit Event;

(c) in the case of a Borrowing, the Administrative Agent shall have received the notice required by Section 1.3 or 1.7 hereof, in the case of the issuance of any Letter of Credit or any Canadian Letter of Credit, the L/C Issuer or Canadian L/C Issuer, as applicable, shall have received a duly completed Application for such Letter of Credit, or Canadian Letter of Credit, as applicable, together with any fees called for by Section 2.1 hereof, and, in the case of an extension or increase in the amount of a Letter of Credit or Canadian Letter of Credit, as applicable, a written request therefor in a form acceptable to the L/C Issuer or Canadian L/C Issuer, as applicable, together with fees called for by Section 2.1 hereof;

(d) such Credit Event shall not violate any order, judgment or decree of any court or other authority or any provision of law or regulation applicable to the

Administrative Agent or any Lender (including, without limitation, Regulation U of the Board of Governors of the Federal Reserve System) as then in effect;

(e) the Administrative Agent shall be satisfied that the outstanding Obligations hereunder will not, after providing such accommodation, exceed the then maximum available amount permitted hereunder;

(f) in the case of each Loan, Letter of Credit or Canadian Letter of Credit the advancing, amending or issuing of which causes the sum of the aggregate principal amount of the Loans, L/C Obligations and Canadian L/C Obligation to exceed the amount set forth in Section 4.02(b)(i) of Subordinated Note Indenture (as such amount may be amended from time to time), the Administrative Agent shall have received evidence satisfactory to it that after giving effect to such Credit Event, the Parent is in compliance with the indebtedness incurrence test contained in Section 4.02 of the Subordinated Note Indenture; and

(g) neither the Administrative Agent nor any Canadian Lender shall have received any order or demand in respect of the Canadian Borrower under Section 224(1.1) of the Income Tax Act (Canada) or any similar Canadian federal or provincial statute.

Each request for a Borrowing hereunder and each request for the issuance of, increase in the amount of, or extension of the expiration date of, a Letter of Credit or Canadian Letter of Credit shall be deemed to be a representation and warranty by the Borrower and Canadian Borrower on the date on such Credit Event as to the facts specified in subsections (a) through (c), both inclusive, of this Section.

Section 7.2. Initial Credit Event. Before or concurrently with the initial Credit Event:

(a) the Administrative Agent shall have received for each Lender this Agreement duly executed by STA Holdings, the Borrower, the Canadian Borrower, the Guarantors and the Lenders;

(b) the Administrative Agent shall have received for each Lender such Lender's duly executed Notes of the Borrower and Canadian Borrower dated the date hereof and otherwise in compliance with the provisions of Section 1.12 hereof;

(c) the Administrative Agent shall have received the Second Amendment to Pledge Agreement duly executed by STA Holdings, the Borrower and its Subsidiaries, together with (i) original stock certificates or other similar instruments or securities representing all of the issued and outstanding shares of capital stock or other equity of the Borrower and each Domestic Subsidiary, 65% of all issued and outstanding capital stock of each Foreign Subsidiary, (ii) stock powers for the Collateral consisting of the stock or other equity interest of the Borrower and each Domestic Subsidiary executed in blank and undated, and (iii) UCC financing statements to be filed against STA Holdings, the

Borrower and each Domestic Subsidiary, as debtor, in favor of the Administrative Agent, as secured party;

(d) the Administrative Agent shall have received evidence of insurance required to be maintained under the Loan Documents;

(e) the Administrative Agent shall have received for each Lender copies of STA Holdings', the Borrower's, the Canadian Borrower's and each Domestic Subsidiary's articles of incorporation and bylaws (or comparable constituent documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary;

(f) the Administrative Agent shall have received for each Lender copies of resolutions of STA Holdings', the Borrower's, the Canadian Borrower's and each Domestic Subsidiary's Board of Directors authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, together with specimen signatures of the persons authorized to execute such documents on behalf of STA Holdings, the Canadian Borrower, the Borrower and each Domestic Subsidiary, all certified in each instance by its Secretary or Assistant Secretary;

(g) the Administrative Agent shall have received for each Lender copies of the certificates of good standing for STA Holdings, the Borrower, the Canadian Borrower, and each Subsidiary (dated no earlier than 30 days prior to the date hereof) from the office of the secretary of the state of its incorporation or organization;

(h) the Administrative Agent shall have received for each Lender a list of the Borrower's Authorized Representatives;

(i) the Administrative Agent shall have received for itself and for the Lenders the initial fees as agreed between the Borrower and Administrative Agent pursuant to the fee letter referred to in Section 2.1(e) hereof;

(j) the Administrative Agent shall have received for each Lender the favorable written opinion of counsel to STA Holdings, the Borrower, the Canadian Borrower and each Subsidiary, in form and substance reasonably satisfactory to the Administrative Agent;

(k) financing statements or their provincial equivalent shall have been filed against the Canadian Borrower and each of its Subsidiaries (and against each of the VINs of their Canadian Motor Vehicles) under the PPSA in each relevant province in Canada with priority satisfactory to the Administrative Agent in its discretion;

(l) the Administrative Agent shall have received a Compliance Certificate demonstrating to the Administrative Agent's satisfaction that (i) Adjusted EBITDA for the twelve (12) calendar month period ended September 30, 2006 is not less than

$30,000,000, (ii) the Total Leverage Ratio for the same twelve (12) calendar month period is less than 4.10 to 1.0 and the Senior Leverage Ratio for the same twelve (12) calendar month period is less than 1.75 to 1.0;

(m) the capital and organizational structure of the Parent, Borrower and Subsidiaries shall be satisfactory to the Administrative Agent and the Lenders, including an aggregate principal amount of Subordinated Debt of not less than CAN $85,000,000, and the Borrower shall have received Net Cash Proceeds of the issuance of the Senior Secured Notes in an amount not less than $35,000,000;

(n) the Administrative Agent shall have received a closing balance sheet of the Parent adjusted to give effect to the initial Credit Event hereunder and the issuance of the Senior Secured Notes, together with five-year projected financial statements, all in form and substance acceptable to the Administrative Agent;

(o) the Administrative Agent shall have received a fully executed Intercreditor and Custodial Agreement; and

(p) the Administrative Agent shall have received for the account of the Lenders such other agreements, instruments, documents, certificates, and opinions as the Administrative Agent or any Lender may reasonably request.

SECTION 8. COVENANTS.

STA Holdings, the Borrower and Canadian Borrower agree that, so long as any credit is available to or in use by the Borrower or Canadian Borrower hereunder, except to the extent compliance in any case or cases is waived in writing pursuant to the terms of Section 13.13 hereof:

Section 8.1. Maintenance of Business. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, preserve and maintain its existence, except as otherwise provided in Section 8.10(c) hereof. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, preserve and keep in force and effect all licenses, permits, franchises, approvals, patents, trademarks, trade names, trade styles, copyrights and other proprietary rights necessary to the proper conduct of its business where the failure to do so could reasonably be expected to have a Material Adverse Effect. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, amend any of its organizational documents in a manner that could reasonably be expected to have a material adverse effect on the interests of the Lenders hereunder.

Section 8.2. Maintenance of Properties. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, maintain, preserve and keep its property, plant and equipment in good repair, working order and condition (ordinary wear and tear excepted) and shall from time to time make all needful and proper repairs, renewals, replacements, additions and betterments thereto so that at all times the efficiency thereof shall be fully preserved and maintained, except in each case to the extent that, in the reasonable business judgment of such Person, any such Property is no longer necessary for the proper conduct of the business of such Person.

Section 8.3. Taxes and Assessments. STA Holdings and the Borrower shall duly pay and discharge, and shall cause each Subsidiary to duly pay and discharge, all material taxes, rates, assessments, fees and governmental charges upon or against it or its Property, in each case before the same become delinquent and before penalties accrue thereon, unless and to the extent that the same are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves are provided therefor.

Section 8.4. Insurance. STA Holdings and the Borrower shall insure and keep insured, and shall cause each Subsidiary to insure and keep insured, with good and responsible insurance companies with a general policyholder service rating of not less than A1 as rated in the most current available Best's Insurance Report, all insurable Property owned by it which is of a character usually insured by Persons similarly situated and operating like Properties against loss or damage from such hazards and risks, and in such amounts, as are insured by Persons similarly situated and operating like Properties; and STA Holdings and the Borrower shall insure, and shall cause each Subsidiary to insure, such other hazards and risks (including, without limitation, employers' and public liability risks) with good and responsible insurance companies with a general policyholder service rating of not less than A1 as rated in the most current available Best's Insurance Report as and to the extent usually insured by Persons similarly situated and conducting similar businesses. STA Holdings and the Borrower shall in any event maintain, and cause each Subsidiary to maintain, insurance on the Collateral to the extent required by the Collateral Documents. STA Holdings and the Borrower shall, upon the request of the Administrative Agent, furnish to the Administrative Agent and the Lenders a certificate setting forth in summary form the nature and extent of the insurance maintained pursuant to this Section.

Section 8.5. Financial Reports. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, maintain a standard system of accounting in accordance with GAAP and shall furnish to the Administrative Agent, each Lender and each of their duly authorized representatives such information respecting the business and financial condition of the Parent, the Borrower and each Subsidiary as the Administrative Agent or such Lender may reasonably request; and without any request, shall furnish to the Administrative Agent and the Lenders:

(a) as soon as available, and in any event within 45 days after the last day of each fiscal quarter, (i) a copy of the consolidated balance sheet of the Parent and its Subsidiaries as of the last day of such quarter and the consolidated statements of income and cash flows of the Parent and its Subsidiaries, for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail showing in comparative form the figures for the corresponding date and period in the previous fiscal year, prepared by the Parent in accordance with GAAP (subject to the absence of footnote disclosures and year-end audit adjustments) and certified to by its Chief Financial Officer or another officer of STA Holdings reasonably acceptable to the Administrative Agent together with a management discussion and analysis and (ii) a copy of the statement of income of the Parent on a stand alone basis, for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail, prepared by the Parent in accordance with GAAP (subject to the absence of footnote disclosure and year-end audit adjustments);

(b) as soon as available, and in any event within 90 days after the close of each fiscal year of the Parent, a copy of the consolidated balance sheet of the Parent and its Subsidiaries, as of the last day of the fiscal year then ended and the consolidated statements of income, retained earnings and cash flows of the Parent and its Subsidiaries, for the fiscal year then ended, and accompanying notes thereto, each in reasonable detail showing in comparative form the figures for the previous fiscal year, accompanied in the case of the consolidated financial statements by an unqualified opinion of Ernst & Young, LLP or another firm of independent public accountants of recognized national standing, selected by the Parent and reasonably satisfactory to the Administrative Agent, to the effect that the consolidated financial statements have been prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial condition of the Parent and its Subsidiaries as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(c) as soon as available, and in any event within 45 days after the last day of each calendar quarter, a certificate of the Borrower showing the Available Cash as of the end of such quarter and detailing all dividends paid by the Parent or STA Holdings and all interest paid on the Subordinated Debt during the 12 month period then ended and certified to by its Chief Financial Officer;

(d) within the period provided in subsection (b) above, the written statement of the accountants who certified the audit report thereby required that in the course of their audit they have obtained no knowledge of any Default or Event of Default, or, if such accountants have obtained knowledge of any such Default or Event of Default, they shall disclose in such statement the nature and period of the existence thereof;

(e) promptly after receipt thereof, any additional written reports, management letters or other detailed information contained in writing concerning significant aspects of the Parent's or any Subsidiary's operations and financial affairs given to it by its independent public accountants;

(f) promptly after the sending or filing thereof, copies of each financial statement, report, notice or proxy statement sent by the Parent or any Subsidiary to its stockholders or other equity holders, and copies of each regular, periodic or special report, registration statement or prospectus filed by the Parent or any Subsidiary with any securities exchange or the Securities and Exchange Commission or any successor agency;

(g) promptly after receipt thereof, a copy of each audit made by any regulatory agency of the books and records of the Parent or any Subsidiary or of notice of any material noncompliance with any applicable law, regulation or guideline relating to the Parent or any Subsidiary, or its business;

(h) as soon as available, and in any event no later than 60 days after the beginning of each fiscal year of the Parent, a copy of the Parent's consolidated business plan for such fiscal year, such business plan to show the Parent's projected consolidated revenues, expenses and balance sheet on month-by-month basis, such business plan to be in reasonable detail prepared by the Parent and in form reasonably satisfactory to the Administrative Agent and the Required Lenders (which shall include a summary of all assumptions made in preparing such business plan);

(i) notice of any Change in Control; and

(j) promptly after knowledge thereof shall have come to the attention of any responsible officer of STA Holdings or the Borrower, written notice of any threatened or pending litigation or governmental proceeding or labor controversy against the Parent, STA Holdings, the Borrower or any Subsidiary which could reasonably be expected to have a Material Adverse Effect or of the occurrence of any Default or Event of Default hereunder.

Each of the financial statements furnished to the Lenders pursuant to subsections (a) and (b) of this Section 8.5 shall be accompanied by a written certificate in the form attached hereto as Exhibit E signed by the Chief Financial Officer of the Parent or another officer of the Parent reasonably acceptable to the Administrative Agent, to the effect that to the best of such officer's knowledge and belief no Default or Event of Default has occurred during the period covered by such statements or, if any such Default or Event of Default has occurred during such period, setting forth a description of such Default or Event of Default and specifying the action, if any, taken by the Parent or any Subsidiary to remedy the same. Such certificate shall also set forth the calculations supporting such statements in respect of Sections 8.7(g), 8.12(vii) and 8.24 through 8.27 of this Agreement.

Section 8.6. Inspection; Appraisals. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, permit the Administrative Agent, each Lender, and each of their duly authorized representatives and agents to visit and inspect any of its Property, corporate books and financial records, to examine and make copies of its books of accounts and other financial records, and to discuss its affairs, finances and accounts with, and to be advised as to the same by, its officers, employees and independent public accountants (and by this provision STA Holdings and the Borrower hereby authorize such accountants to discuss with the Administrative Agent and such Lenders the finances and affairs of STA Holdings, the Borrower and its Subsidiaries) at such reasonable times and intervals as the Administrative Agent or any such Lender may designate and, so long as no Default or Event of Default exists, with reasonable prior notice to the Borrower. The Administrative Agent may obtain (or direct the Borrower to obtain and provide to the Administrative Agent) updated appraisals of the Borrower's and its Subsidiaries' bus fleet, from time to time as the Administrative Agent may designate, which appraisal reports shall in each case be prepared by an appraiser acceptable to the Administrative Agent and be in such format and contain such detail as the Administrative Agent may request. The costs and expenses incurred in obtaining any such appraisal shall in each case be borne by the Borrower (whether obtained by the Administrative Agent or the Borrower), *provided* that,

prior to the occurrence of a Default or Event of Default, the Borrower shall not be required to pay for more than one such appraisal per calendar year.

Section 8.7. Borrowings and Guaranties. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, issue, incur, assume, create or have outstanding any Indebtedness for Borrowed Money, or subordinate any claim or demand it may have to the claim or demand of any other Person; *provided, however,* that the foregoing shall not restrict nor operate to prevent:

(a) the Obligations of STA Holdings, the Borrower and its Subsidiaries owing to the Administrative Agent and the Lenders under the Loan Documents;

(b) obligations of the Borrower or Canadian Borrower arising out of interest rate and foreign currency hedging agreements and commodity hedging agreements with respect to fuel entered into with financial institutions in the ordinary course of business;

(c) endorsement of items for deposit or collection of commercial paper received in the ordinary course of business;

(d) Indebtedness for Borrowed Money from time to time (i) owing by any Domestic Subsidiary to the Borrower in the ordinary course of business to finance working capital needs, (ii) owing by the Borrower to any Domestic Subsidiary in the ordinary course of business or (iii) owing by any Canadian Subsidiary of the Canadian Borrower to the Canadian Borrower in the ordinary course of business to finance working capital needs;

(e) Indebtedness for Borrowed Money evidenced by the Subordinated Notes and guaranties of any Subsidiary in respect thereof *provided* that all such Indebtedness for Borrowed Money shall be subordinated to payment of the Obligations on terms and conditions set forth in the Subordinated Note Indenture;

(f) Indebtedness for Borrowed Money listed on Schedule 8.7 hereof;

(g) Indebtedness for Borrowed Money and guaranties thereof represented by the Senior Secured Notes in an aggregate outstanding principal amount not in excess of $35,000,000 *minus* any principal repayments thereof; and

(h) purchase money indebtedness, Capitalized Lease Obligations and unsecured Indebtedness for Borrowed Money of the Borrower and its Subsidiaries not otherwise permitted by this Section in an amount not to exceed 15% of Total Revenues in the aggregate at any one time outstanding.

Section 8.8. *Liens.* Neither STA Holdings, nor the Borrower shall, nor shall it permit any Subsidiary to, create, incur or permit to exist any Lien of any kind on any Property owned by any such Person; *provided, however,* that the foregoing shall not apply to nor operate to prevent:

(a) Liens arising by statute in connection with worker's compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, statutory obligations or other similar charges (other then Liens arising under ERISA), good faith cash deposits in connection with tenders, contracts or leases to which the Borrower or any Subsidiary is a party or other cash deposits required to be made in the ordinary course of business, provided in each case that the obligation is not for borrowed money and that the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves have been established therefor;

(b) mechanics', workmen's, materialmen's, landlords', carriers', or other similar Liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest;

(c) the pledge of assets for the purpose of securing an appeal, stay or discharge in the course of any legal proceeding, *provided* that the aggregate amount of liabilities of the Borrower and its Subsidiaries secured by a pledge of assets permitted under this subsection, including interest and penalties thereon, if any, shall not be in excess of $750,000 (or its U.S. Dollar Equivalent) at any one time outstanding;

(d) Liens on property of the Borrower or any Subsidiary created solely for the purpose of securing indebtedness permitted by Section 8.7(h) hereof not in excess of 10% of Total Revenues, representing or incurred to finance, refinance or refund the purchase price of Property, *provided* that no such Lien shall extend to or cover other Property of the Borrower or such Subsidiary other than the respective Property so acquired, and the principal amount of indebtedness secured by any such Lien shall at no time exceed the original purchase price of such Property, as reduced by repayments of principal thereon;

(e) any interest or title of a lessor under any operating lease;

(f) easements, rights-of-way, restrictions and other similar encumbrances against real property incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any Subsidiary;

(g) the Liens existing on the date hereof and identified on Schedule 8.8(g);

(h) the Liens granted in favor of the Administrative Agent pursuant to the Collateral Documents;

(i) Liens on cash deposited with account debtors to secure performance by the Borrower or any Subsidiary in the ordinary course of business subject to customary and reasonable terms; and

(j) set-off rights of depository institutions.

Section 8.9. Investments, Acquisitions, Loans and Advances. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, directly or indirectly, make, retain or have outstanding any investments (whether through purchase of stock or obligations or otherwise) in, or loans or advances to, any other Person, or acquire all or any substantial part of the assets or business of any other Person or division thereof; *provided, however,* that the foregoing shall not apply to nor operate to prevent:

(a) investments in direct obligations of the United States of America or of Canada or of any agency or instrumentality thereof whose obligations constitute full faith and credit obligations of the United States of America or Canada, as applicable, *provided* that any such obligations shall mature within one year of the date of issuance thereof;

(b) investments in commercial paper rated at least P-1 by Moody's and at least A-1 by S&P maturing within one year of the date of issuance thereof;

(c) investments in demand deposit accounts, checking accounts and certificates of deposit issued by any Lender or by any United States or Canadian commercial bank, in each case having capital and surplus of not less than $100,000,000 which have a maturity of one year or less;

(d) investments in repurchase obligations with a term of not more than 7 days for underlying securities of the types described in subsection (a) above entered into with any bank meeting the qualifications specified in subsection (c) above, provided all such agreements require physical delivery of the securities securing such repurchase agreement, except those delivered through the Federal Reserve Book Entry System;

(e) investments in money market funds that invest solely, and which are restricted by their respective charters to invest solely, in investments of the type described in the immediately preceding subsections (a), (b), (c), and (d) above;

(f) the Borrower's investments from time to time in its Wholly-owned Subsidiaries which are Domestic Subsidiaries, and investments made from time to time by a Subsidiary in the Borrower or another Wholly-owned Subsidiary which is a Domestic Subsidiary;

(g) the Borrower's or any Domestic Subsidiaries' investments from time to time in Foreign Subsidiaries (other than Foreign Subsidiaries organized in Canada) in an aggregate principal amount for all such Foreign Subsidiaries not to exceed $25,000 at any time outstanding and STA Holdings' or any Domestic Subsidiaries' investments from time to time in Foreign Subsidiaries organized in Canada (other than STA ULC) in an

aggregate principal amount for all such Foreign Subsidiaries not to exceed $2,500,000 at any time outstanding;

(h) intercompany advances made from time to time from (i) the Borrower to any one or more Domestic Subsidiaries in the ordinary course of business to finance working capital needs (ii) any one or more Domestic Subsidiaries to the Borrower in the ordinary course of business or (iii) the Canadian Borrower to any one or more Canadian Subsidiaries of the Canadian Borrower in the ordinary course of business to finance working capital needs;

(i) Acquisitions in a line of business related to that of the Borrower *provided* that (i) no Default, Event of Default or Dividend Suspension Period exists or would exist after giving effect to such investment, loan, or Acquisition, and (ii) in the case of an Acquisition (I) the Board of Directors or other governing body or the holders of 100% of the Voting Stock of such Person whose Property, Voting Stock or other interests in which, are being so acquired has approved the terms of such Acquisition, (II) after giving effect to any Borrowings necessary to fund such Acquisition there would be at least $3,000,000 in Unused Revolving Credit Commitments, if such Acquisition is of a Domestic Subsidiary, and CAN$3,000,000 in Unused Canadian Revolving Credit Commitments, if such Acquisition is made by the Canadian Borrower, on a *pro forma* basis after giving effect to such Acquisition (taking into account the effect of the expenditures referred to immediately hereafter) calculated as if the expenditures on equipment or capital improvements to be expended by the Borrower or its Subsidiaries in connection with such Acquisition were spent on the date such Acquisition was consummated, (III) the Borrower delivers to the Lenders (A) evidence satisfactory to the Required Lenders that it would be in compliance with Section 8.25 and 8.26 hereof on a *pro forma* basis (assuming the purchase price paid in cash was advanced hereunder as Revolving Loans or Revolving Canadian Loans and all liabilities assumed in connection with such Acquisition and all notes issued to the seller in connection with such Acquisition were incurred, on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, along with a notice detailing the expected principal amount of Revolving Loans or Canadian Revolving Loans to be incurred in connection with such Acquisition, and (B) copies of the purchase agreement and other documents executed or to be executed in connection with the Acquisition, (IV) if the portion of the purchase price for any Acquisition paid by cash *plus* the aggregate principal amount of any notes issued to the seller in connection with such Acquisition when taken together with all liabilities assumed in connection with such Acquisition exceeds $15,000,000, the Required Lenders shall have approved such Acquisition in writing;

(j) investments to the extent permitted by Section 8.7 hereof;

(k) investments in existence on the date hereof and described on Schedule 8.9 hereof;

(l) loans to any officer or employee of the Borrower or any Subsidiary in an amount not to exceed $500,000 in the aggregate at any one time outstanding for all such officers and employees;

(m) investments in Hedging Agreements required to be entered into pursuant to Section 8.28 hereof and commodity hedging agreements with respect to fuel entered into with financial institutions in the ordinary course of business and not for speculative purposes;

(n) investments in the form of deposits with suppliers in the ordinary course of business subject to reasonable and customary terms; and

(o) other investments, loans and advances in addition to those otherwise permitted by this Section in an amount not to exceed 0.85% of Total Revenues in the aggregate at any one time outstanding.

In determining the amount of investments, Acquisitions, loans and advances permitted under this Section, investments and Acquisitions shall always be taken at the original cost thereof (regardless of any subsequent appreciation or depreciation therein), and loans and advances shall be taken at the principal amount thereof then remaining unpaid.

Section 8.10. Mergers, Consolidations and Sales. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, consummate any merger or consolidation, or sell, transfer, lease or otherwise dispose of all or any part of its Property, including any disposition of Property as part of a sale and leaseback transaction, or in any event sell or discount (with or without recourse) any of its notes or Receivable; *provided, however,* that this Section shall not apply to nor operate to prevent:

(a) the sale or lease of inventory or excess or old school buses in the ordinary course of business;

(b) the sale, transfer, lease or other disposition of Property of the Borrower and its Wholly-owned Subsidiaries which are Domestic Subsidiaries to one another or which are Canadian Subsidiaries to one another;

(c) the merger of any Subsidiary of the Borrower with and into the Borrower or any Domestic Subsidiary of the Borrower or the merger or amalgamation of any Canadian Subsidiary into the Parent or a Canadian Subsidiary of the Parent *provided* that, in the case of any merger involving the Borrower, the Borrower is the corporation surviving the merger;

(d) the merger or consolidation of any Person with or into the Borrower or any Subsidiary of the Borrower if (i) in any such merger or consolidation involving the Borrower, the Borrower is the surviving or continuing corporation, (ii) in any such merger or consolidation involving a Subsidiary the corporation resulting from such merger or consolidation shall be a Subsidiary; and (iii) at the time of such merger or

consolidation and after giving effect thereto, (A) if such transaction constitutes an Acquisition, the Borrower has complied with Section 8.09 and (B) no Default or Event of Default shall have occurred and be continuing or would result after giving effect to such transaction,

(e) the sale of delinquent notes or Receivable in the ordinary course of business for purposes of collection only (and not for the purpose of any bulk sale or securitization transaction);

(f) the sale, transfer, or other disposition of any tangible personal property that, in the reasonable business judgment of the Borrower or its Subsidiary, has become uneconomical, obsolete, surplus, or worn out, and which is disposed of in the ordinary course of business; and

(g) the sale, transfer, lease, or other disposition of Property of the Borrower or any Subsidiary (including any disposition of Property as part of a sale and leaseback transaction) aggregating for the Borrower and its Subsidiaries not more than $6,000,000 during any fiscal year of the Borrower.

So long as no Default or Event of Default has occurred and is continuing or would arise as a result thereof, upon the written request of the Borrower, the Administrative Agent shall release its Lien on any Property sold pursuant to the foregoing provisions.

Section 8.11. Maintenance of Subsidiaries. Neither STA Holdings nor the Borrower shall assign, sell or transfer, nor shall it permit any Subsidiary to issue, assign, sell or transfer, any shares of capital stock of a Subsidiary; *provided, however,* that the foregoing shall not operate to prevent (a) Liens on the capital stock of Subsidiaries granted to the Administrative Agent pursuant to the Collateral Documents, (b) the issuance, sale and transfer to any Person of any shares of capital stock of a Subsidiary solely for the purpose of qualifying, and to the extent legally necessary to qualify, such Person as a director of such Subsidiary, and (c) any transaction permitted by Section 8.10(c) above.

Section 8.12. Dividends and Certain Other Restricted Payments. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, (a) declare or pay any Distribution or (b) directly or indirectly purchase, redeem, or otherwise acquire or retire any of its capital stock or warrants to purchase any of its capital stock; *provided, however,* that:

(i) any Subsidiary of the Borrower may declare and pay cash Distributions to the Borrower;

(ii) so long as (A) no Interest Deferral Period is in effect pursuant to Section 8.23, (B) all Deferred Subordinated Note Interest has been paid in full, (C) no Dividend Suspension Period is in effect, and (D) after giving effect to such Distribution the sum of the lesser of (1) the sum of Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments and (2) cash of STA Holdings and its Subsidiaries shall be at least $2,000,000, the Borrower may declare and pay Dividends to

the holders of its capital stock (other than Preferred Stock) monthly on each Dividend Payment Date, in an amount that does not exceed the Available Cash as of the last day of the fiscal month for which the most recent financial statements have been delivered *minus* Distributions pursuant to clauses (iii) and (iv) below since the end of such fiscal month;

(iii) subject to the terms of Article 11 of the Subordinated Note Indenture and so long as (A) no Interest Deferral Period is in effect and (B) after giving effect to such Distribution the sum of the lesser of (1) the sum of the Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments and (2) cash of STA Holdings and its Subsidiaries shall be at least $2,000,000, the Borrower may pay dividends to STA Holdings which may in turn pay dividends to STA ULC in an amount that does not exceed the Available Cash for the most recently ended fiscal month for which financial statements have been delivered *minus* Distributions pursuant to clause (ii) above and (iv) below since the end of such fiscal month in an amount sufficient to permit STA ULC to pay interest on the Subordinated Notes and interest on the Deferred Subordinated Note Interest in cash on each Subordinated Note Interest Payment Date, plus an amount not to exceed the U.S. Dollar Equivalent of CAN $500,000 (or such other increased amount as may be consented to by the Administrative Agent in its discretion) in any year to permit STA ULC to pay ordinary business expenses;

(iv) subject to the terms of the Article 10 of the Subordinated Note Indenture and so long as (A) no Interest Deferral Period is in effect and (B) all Interest on the Subordinated Notes has been paid in full (other than Deferred Subordinated Note Interest) the Borrower may pay Dividends to STA Holdings which may in turn pay Dividends to STA ULC in an amount not to exceed Available Cash for the most recently ended fiscal month for which financial statements have been delivered *minus* Distributions pursuant to clause (ii) above and (iii) above since the end of such fiscal month to pay the Deferred Subordinated Note Interest on each Subordinated Note Interest Payment Date from Available Cash;

(v) redemptions and/or repurchases of capital stock owned by officers or employees of the Borrower whose employment has been terminated shall not exceed $1,500,000 in the aggregate for all such transactions from and after the Closing Date;

(vi) The Borrower may pay Dividends to STA Holdings which in turn shall be used by STA Holdings to repurchase the Class B, Series One Shares of STA Holdings in accordance with Article IV, Section 3 of the Certificate of Incorporation of STA Holdings *provided* that immediately prior to and after giving effect to the payment of such Dividend (A) no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (B) the Borrower delivers to the Administrative Agent evidence satisfactory to the Administrative Agent that the Borrower would be in compliance with Sections 8.25 and 8.26 hereof on a *pro forma* basis (assuming the amount of such Dividend was advanced as a Revolving Loan on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, respectively;

(vii) The Borrower may pay Dividends to STA Holdings which in turn may pay Dividends to (i) STA ULC to permit STA ULC to repurchase Subordinated Notes or (ii) the Parent to permit the Parent to purchase for redemption Income Participating Securities of the Parent in an aggregate principal amount from the Closing Date not to exceed $5,000,000 and, to the extent applicable, otherwise in compliance with Section 8.21 hereof;

(viii) The Borrower may pay dividends to STA Holdings which in turn shall be used by STA Holdings to redeem the Class B, Series Two Shares of STA Holdings provided that immediately prior to and after giving effect to the payment of such Dividend (A) no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (B) the Borrower delivers to the Administrative Agent evidence satisfactory to the Administrative Agent that the Borrower would be in compliance with Sections 8.25 and 8.26 hereof on a *pro forma* basis (assuming any Indebtedness for Borrowed Money incurred to fund such Dividend was incurred on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, respectively; and

(ix) STA Holdings may restructure and/or refinance its Class B, Series Two Shares of common stock (or options to purchase or securities convertible into such shares) pursuant to the following: (a) a conversion whereby the Class B, Series Two Shares would be converted or would be convertible into common shares of the Parent or Income Participating Securities; a redemption of the Class B, Series Two shares for which such common shares or Income Participating Securities were issued in consideration; an exchange of the Class B, Series Two shares for such common shares or Income Participating Securities; a transaction similar to the foregoing whereby options to purchase Class B, Series Two Shares would become options to purchase such common shares or Income Participating Securities; or another transaction having a substantially similar effect to the transactions described immediately above; or (b) a redemption of the Class B, Series Two Shares with the net proceeds of an equity offering of the Parent or the net proceeds of an Income Participating Securities offering; *provided* that and no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing or would result after giving effect to such transaction,

provided further that immediately prior to and after giving effect to any such (a) Distribution, or redemption and/or repurchase under clauses (ii), (iii), (iv) or (v) above no Event of Default under Sections 9.1(a), (b), (i), (j) or (k) shall have occurred and be continuing or (b) Dividend and repurchase under clause (vi) above no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing.

Section 8.13. ERISA. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its Property. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly notify the Administrative Agent and each Lender of: (a) the occurrence of any reportable event (as defined in ERISA) with respect to a Plan, (b) receipt of

any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor, (c) its intention to terminate or withdraw from any Plan, and (d) the occurrence of any event with respect to any Plan which would result in the incurrence by the Parent, STA Holdings, the Borrower or any Subsidiary of any material liability, fine or penalty, or any material increase in the contingent liability of STA Holdings, the Borrower or any Subsidiary with respect to any post-retirement Welfare Plan benefit.

Section 8.14. Compliance with Laws. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, comply in all respects with the requirements of all federal, state and local laws, rules, regulations, ordinances and orders applicable to or pertaining to its Property or business operations, where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or result in a Lien upon any of its Property.

Section 8.15. Burdensome Contracts with Affiliates. Except as permitted by this Agreement, neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, enter into any contract, agreement or business arrangement with any of its Affiliates (other than with Wholly-owned Subsidiaries) on terms and conditions which are less favorable to the Borrower or such Subsidiary than would be usual and customary in similar contracts, agreements or business arrangements between Persons not affiliated with each other.

Section 8.16. No Changes in Fiscal Year. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, change its fiscal year from its present basis.

Section 8.17. Formation of Subsidiaries. Promptly upon the formation or acquisition of any Subsidiary, STA Holdings shall provide the Administrative Agent and the Lenders notice thereof and timely comply with the requirements of Section 4 hereof including, without limitation, the execution and delivery (i) by any Domestic Subsidiary of a Subsidiary Guarantee Agreement and (ii) by any Canadian Subsidiary of the Canadian Borrower or any parent entity of the Canadian Borrower organized under the laws of Canada of a Canadian Borrower Subsidiary Guarantee Agreement.

Section 8.18. Nature of Business. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, engage in any business or activity if as a result the general nature of the business of the Borrower or any Subsidiary would be changed in any material respect from the general nature of the business engaged in by it as of the date of the Closing Date and reasonable extensions thereof; it being understood that the operation of a business or activity in Canada of the general nature of the business engaged in by the Borrower and its Subsidiaries as of the date of the Closing Date and reasonable extensions thereof shall not be a violation of this Section 8.18.

Section 8.19. Use of Loan Proceeds. The Borrower shall use the credit extended under this Agreement solely for the purposes set forth in, or otherwise permitted by, Section 6.4 hereof.

Section 8.20. No Restrictions. Neither STA Holdings nor the Borrower shall permit any Subsidiary to, directly or indirectly create or otherwise cause or suffer to exist or become

effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to: (a) pay dividends or make any other distribution on any Subsidiary's capital stock or other equity interests owned by the Borrower or any other Subsidiary, (b) pay any indebtedness owed to the Borrower or any other Subsidiary, (c) make loans or advances to the Borrower or any other Subsidiary, (d) transfer any of its Property to the Borrower or any other Subsidiary, or (e) guarantee the Obligations and/grant Liens on its assets to the Administrative Agent as required by the Loan Documents, except for such encumbrances or restrictions on the ability of any Subsidiary to transfer any of its property to the Borrower or any other Subsidiary or on the ability of the Borrower or any Subsidiary to grant Liens to the Administrative Agent existing under or by reason of (i) non-assignment provisions in any contract if it is customary to include such provisions in any such contract and (ii) purchase money indebtedness obligations for Property acquired in accordance with Section 8.7(g) by a Subsidiary that impose restrictions on the ability to transfer or grant Liens on the Property so acquired.

Section 8.21. Subordinated Debt. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, amend or modify any of the terms or conditions relating to Subordinated Debt in a manner adverse to the Lenders (including any such amendment which results in a more restrictive provision from the perspective of STA Holdings, the Borrower or any Subsidiary) or make any voluntary prepayment thereof or effect any voluntary redemption thereof or make any other payment on account of Subordinated Debt if any such other payment is prohibited under the terms of any instrument or agreement subordinating the same to the Obligations, or pay any interest thereon in cash if it is permitted to pay same through issuance of additional subordinated obligations. Notwithstanding the foregoing, STA ULC may repurchase a portion of the Subordinated Notes in an aggregate principal amount from the Closing Date not to exceed $5,000,000 *provided* that: (i) immediately prior to and after giving effect to such purchase no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (ii) STA ULC shall immediately upon such purchase cause such Subordinated Notes to be cancelled by the Trustee under the Subordinated Note Indenture.

Section 8.22. STA Holdings' Use of Distributions from Borrower. STA Holdings shall promptly utilize, and shall cause its Subsidiaries to promptly utilize, the proceeds of any and all Distributions from the Borrower on the Borrower's capital stock received by it from time to time for the purposes expressly contemplated in Section 8.12 and for no other purpose. Any such amounts received from time to time by STA Holdings that are not so applied within five Business Days of receipt shall be transferred by STA Holdings to the Borrower as a capital contribution.

Section 8.23. Deferral of Subordinated Note Interest. If on any Subordinated Note Interest Payment Date, (a) the Interest Coverage Ratio as of the last day of the most recently ended fiscal quarter for which financial statements have been delivered is less than 2.00 to 1.00 or (b) the financial statements for the fiscal quarter immediately preceding such Subordinated Note Interest Payment Date are not timely delivered to the Lenders pursuant to Section 8.5 for such period, then STA Holdings shall cause the payment of interest on the Subordinated Notes and on Deferred Subordinated Note Interest otherwise due and payable on such Subordinated Note Interest Payment Date to be deferred as permitted by the Subordinated Note Indenture (each such period, an "*Interest Deferral Period*").

Section 8.24. *Interest Coverage Ratio.* As of the last day of each fiscal quarter of the Parent, the Parent shall maintain a ratio of (a) Adjusted EBITDA for the four fiscal quarters of the Parent then ended to (b) the sum of (i) Cash Interest Expense *plus*, in connection with a Permitted Acquisition or Bid Contract and for any period prior to the date such a Permitted Acquisition or Bid Contract was consummated, an amount equal to the Cash Interest Expense that would have accrued on any indebtedness incurred or assumed in connection with any Permitted Acquisition or Bid Contract calculated as if such indebtedness was incurred or assumed on the first day of such four fiscal quarter period *plus* (ii) Deferred Subordinated Note Interest for the same four fiscal quarters then ended (the *"Interest Coverage Ratio"*) of not less than 1.50 to 1.00. Each calculation of a *pro forma* interest amount under this Section 8.24 shall be calculated using the applicable rates (e.*g*., LIBOR *plus* the Applicable Margin or the rate applicable to the Subordinated Notes) in effect on the Closing Date, or the date the Permitted Acquisition or Bid Contract was consummated, as applicable.

Section 8.25. *Total Leverage Ratio.* STA Holdings shall not permit the Total Leverage Ratio as of the last day of each fiscal quarter of the Parent ending on or after the Closing Date to be more than 4.60 to 1.00.

Section 8.26. *Senior Leverage Ratio.* STA Holdings shall not permit the Senior Leverage Ratio as of the last day of each fiscal quarter of the Parent ending on or after the Closing Date to be more than 2.75 or 1.00.

Section 8.27. *Capital Expenditures.* Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, incur Capital Expenditures net of the Net Cash Proceeds of the sale of any equipment previously accounted for as a Capital Expenditure in the aggregate during any 12-month period then ended in excess of 15% of the total revenues of the Borrower and its Subsidiaries for the fiscal year most recently ended.

Section 8.28. *Hedging Facilities.* The Borrower and Canadian Borrower, as applicable, will maintain in full force and effect interest rate agreements in such amounts and on such terms as shall result in effectively limiting the cost to the Borrower and Canadian Borrower of changes in LIBOR with respect to an aggregate notional principal amount reasonably acceptable to the Administrative Agent for a period of at least three years beginning on the Closing Date, all on terms and conditions reasonably satisfactory to the Administrative Agent. The Borrower and Canadian Borrower, as applicable, will not and will not permit any of its Subsidiaries to, incur any Hedging Liabilities except for purposes of hedging and not for speculative purposes.

Section 8.29. *Bid Contract.* The Borrower shall not, nor shall it permit any Subsidiary to, enter into any Bid Contract unless: (i) after giving effect to any Borrowing necessary to fund any expenditures for which the Borrower or such Subsidiary would be obligated to expend on equipment or capital improvements in order to perform its obligations under such Bid Contract (I) there would be at least $3,000,000 in Unused Revolving Credit Commitments, if such Acquisition is of a Domestic Subsidiary, and CAN$3,000,000, if such Acquisition is made by the Canadian Borrower, on a *pro forma* basis after giving effect to such Bid Contract (taking into account the effect of the expenditures referred to immediately hereafter) calculated as if the expenditures on equipment or capital improvements which are to be expended by the Borrower

or its Subsidiary in connection with such Bid Contract were spent on the date such Bid Contract was executed, (II) the Borrower delivers evidence satisfactory to the Required Lenders that it would be in compliance with Section 8.25 and 8.26 hereof on a *pro forma* basis (assuming such amounts were advanced hereunder as Revolving Loans or Canadian Revolving Loans on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, respectively, along with a notice detailing the expected aggregate principal amount of Revolving Loans or Canadian Revolving Loans to be incurred in connection with such Bid Contract and (III) no default, Event of Default or Dividend Suspension Period exists or would result therefrom, and (ii) if such Bid Contract requires the Borrower or any Subsidiary to expend more than $15,000,000 on equipment or capital improvements, the Required Lenders shall have approved such Bid Contract.

Section 8.30. Canadian Pension Plans and Canadian Benefit Plans. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly pay and discharge all obligations and liabilities arising under each Canadian Pension Plan and Canadian Benefit Plan (in this Section 8.30, collectively the *"Canadian Plans"* or individually, a *"Canadian Plan"*) of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its Property. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly notify the Administrative Agent and each Lender of: (a) the occurrence of any reportable event with respect to a Canadian Plan, (b) receipt of any notice from the Canadian Pension Regulator of its intention to seek termination or wind-up, in whole or in part, of any Canadian Plan or appointment of a trustee therefor, or (c) the occurrence of any event with respect to any Canadian Plan which would result in the incurrence by the Parent, STA Holdings, the Borrower or any Subsidiary of any material liability, fine or penalty, or any material increase in the contingent liability of STA Holdings, the Borrower or any Subsidiary with respect to any Canadian Plan. STA Holdings, the Borrower and/or the Canadian Borrower shall cause to be delivered to the Administrative Agent (a) promptly after receipt thereof a copy of any material direction, order, notice, ruling or opinion from any governmental authority (including without limitation the Canadian Pension Regulator) with respect to any Canadian Plan, (b) any default or violation notice under any Canadian Plan or any suit, action, claim or proceeding commenced or threatened with respect to any Canadian Plan or its assets that could result in any material liability, payment of taxes, fine or penalty or (c) any material change in the funding or contribution requirements for any Canadian Plan.

SECTION 9. EVENTS OF DEFAULT AND REMEDIES.

Section 9.1. Events of Default. Any one or more of the following shall constitute an *"Event of Default"* hereunder:

(a) default in the payment when due of all or any part of the principal on any Loan (including the face amount of any Bankers' Acceptance), Swing Loan (whether at the stated maturity thereof or at any other time provided for in this Agreement) or of any Reimbursement Obligation or Canadian Reimbursement Obligation or default for a period of 3 Business Days in payment when due of any interest on any Note or of any fee or other Obligation payable hereunder or under any other Loan Document;

(b) default in the observance or performance of (i) any covenant set forth in Sections 8.1, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.15, 8.18, 8.21 through 8.29 hereof, (ii) of any provision in any Loan Document dealing with the use, disposition or remittance of the proceeds of Collateral or requiring the maintenance of insurance thereon or (iii) default in the observance or performance of any covenant set forth in Section 8.5 for a period of 3 Business Days;

(c) default in the observance or performance of any other provision hereof or of any other Loan Document which is not remedied within 30 days after the earlier of (i) the date on which such failure shall first become known to any officer of STA Holdings, the Borrower or the Canadian Borrower or (ii) written notice thereof is given to STA Holdings or the Borrower by the Administrative Agent;

(d) any representation or warranty made herein or in any other Loan Document or in any certificate furnished to the Administrative Agent or the Lenders pursuant hereto or thereto or in connection with any transaction contemplated hereby or thereby proves untrue in any material respect as of the date of the issuance or making or deemed making thereof;

(e) any event occurs or condition exists (other than those described in subsections (a) through (d) above) which is specified as an event of default under any of the other Loan Documents, or any of the Loan Documents shall for any reason not be or shall cease to be in full force and effect or is declared to be null and void, or any of the Collateral Documents shall for any reason fail to create a valid and perfected first priority Lien in favor of the Administrative Agent in any substantial portion of Collateral purported to be covered thereby except as expressly permitted by the terms thereof, or any Subsidiary takes any action for the purpose of terminating, repudiating or rescinding any Loan Document executed by it or any of its obligations thereunder;

(f) default shall occur under the Subordinated Note Indenture without giving effect to any "standstill" provision contained in the Subordinated Note Indenture, under any other Indebtedness for Borrowed Money issued, assumed or guaranteed by STA Holdings, the Borrower or any Subsidiary with an aggregate principal amount in excess of $2,500,000 (or its U.S. Dollar Equivalent), or under any indenture, agreement or other instrument under which the same may be issued, except such defaults as have been waived by the lenders thereunder, and such default shall continue for a period of time sufficient to permit the acceleration of the maturity of any such Indebtedness for Borrowed Money (whether or not such maturity is in fact accelerated), or any such Indebtedness for Borrowed Money shall not be paid when due (whether by demand, lapse of time, acceleration or otherwise);

(g) any judgment or judgments, writ or writs or warrant or warrants of attachment, or any similar process or processes shall be entered or filed against STA Holdings, the Borrower or any Subsidiary, or against any of its Property, in an aggregate amount in excess of $3,000,000 (or its U.S Dollar Equivalent) in excess of any applicable

insurance coverage, and which remains undischarged, unvacated, unbonded or unstayed for a period of 60 days;

(h) (i) STA Holdings, the Borrower or any Subsidiary, or any member of its Controlled Group, shall fail to pay when due an amount or amounts aggregating in excess of $1,000,000 (or its U.S. Dollar Equivalent) which it shall have become liable to pay to the PBGC, to a Plan under Title IV of ERISA or to a Canadian Pension Plan or Canadian Benefit Plan; or notice of intent to terminate a Plan or Plans shall be filed under Title IV of ERISA by STA Holdings, the Borrower or any Subsidiary, or any other member of its Controlled Group, any plan administrator or any combination of the foregoing having aggregate Unfunded Vested Liabilities or the filing by the Canadian Borrower or a Canadian Subsidiary of the Canadian Borrower with a governmental regulator of a Canadian Pension Plan or a Canadian Benefits Plan (in each case, a *"Canadian Pension Regulator"*) of a notice of intent to terminate a Canadian Pension Plan or a Canadian Benefit Plan having aggregate unfunded liabilities, in excess of $750,000 (or its U.S. Dollar Equivalent) (collectively, a *"Material Plan"*); or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding shall be instituted by a fiduciary of any Material Plan against the Parent, STA Holdings, the Borrower or any Subsidiary, or any member of its Controlled Group, to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated; or (ii) the Canadian Pension Regulator instituting proceedings to terminate, in whole or in part, any Canadian Pension Plan or Canadian Benefit Plan or causing a trustee to be appointed to administer any Canadian Pension Plan or Canadian Benefit Plan; or the Canadian Pension Regulator instituting a proceeding against the Canadian Borrower or any Canadian Subsidiary of the Canadian Borrower in respect of a Material Plan and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the Canadian Pension Regulator would be entitled to obtain a decree adjudicating that any Canadian Pension Plan or Canadian Benefits Plan must be terminated;

(i) a Change of Control shall have occurred;

(j) the Parent, STA Holdings, the Borrower or any Subsidiary shall (i) have entered involuntarily against it an order for relief under the United States Bankruptcy Code, as amended, or the Bankruptcy and Insolvency Act (Canada) or the Companies' Creditors Arrangement Act (Canada), as amended (collectively, the *"Canadian Bankruptcy Legislation"*) or any analogous action is taken under any applicable law relating to bankruptcy or insolvency, including without limitation an order or declaration by a court of competent jurisdiction that the Parent, STA Holdings, the Borrower or any Subsidiary is bankrupt or insolvent or the Parent, STA Holdings, the Borrower or any Subsidiary admitting that the material allegations in a petition, claim or other proceeding filed against it in any bankruptcy, insolvency or debt reorganization proceeding (including without limitation under the United States Bankruptcy Code, as amended or the Canadian Bankruptcy Legislation), (ii) not pay, or admit in writing its inability to pay, its debts generally as they become due, (iii) make an assignment for the benefit of

creditors, (iv) apply for, seek, consent to, or acquiesce in, the appointment of a receiver (which term shall include an interim receiver or a receiver and manager), custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its Property, (v) institute any proceeding seeking to have entered against it an order for relief under the United States Bankruptcy Code, as amended, the Canadian Bankruptcy Legislation or the Winding-Up Act (Canada), as amended, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (vi) take any corporate action in furtherance of any matter described in parts (i) through (v) above, (vii) fail to contest in good faith any appointment or proceeding described in Section 9.1(k) hereof; (viii) or ceasing to carry on business or a substantial part thereof; or

(k) a custodian, receiver, trustee, examiner, liquidator or similar official shall be appointed for the Parent, STA Holdings, the Borrower or any Subsidiary, or any substantial part of any of its Property, or a proceeding described in Section 9.1(j)(v) shall be instituted against the Borrower or any Subsidiary, and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of 60 days.

Section 9.2. Non-Bankruptcy Defaults. When any Event of Default other than those described in subsection (j) or (k) of Section 9.1 hereof has occurred and is continuing, the Administrative Agent shall, by written notice to the Borrower: (a) if so directed by the Required Lenders, terminate all or any portion of the remaining Commitments and all other obligations of the Lenders hereunder on the date stated in such notice (which may be the date thereof); (b) if so directed by the Required Lenders, declare the principal of and the accrued interest on all outstanding Loans (including Bankers' Acceptances) and Swing Loans to be forthwith due and payable and thereupon all outstanding Loans (including Bankers' Acceptances) and Swing Loans, including both principal and interest thereon, shall be and become immediately due and payable together with all other amounts payable under the Loan Documents without further demand, presentment, protest or notice of any kind; and (c) if so directed by the Required Lenders, demand that the Borrower and Canadian Borrower, as applicable, immediately pay to the Administrative Agent the full amount then available for drawing under each or any Letter of Credit, Canadian Letters of Credit, and the face amount of each Bankers' Acceptance, and the Borrower and Canadian Borrower, as applicable, agree to immediately make such payment and acknowledge and agree that the Lenders would not have an adequate remedy at law for failure by the Borrower and Canadian Borrower to honor any such demand and that the Administrative Agent, for the benefit of the Lenders, shall have the right to require the Borrower and Canadian Borrower to specifically perform such undertaking whether or not any drawings or other demands for payment have been made under any Letter of Credit or Canadian Letter of Credit. The Administrative Agent, after giving notice to the Borrower and Canadian Borrower pursuant to Section 9.1(c) or this Section 9.2, shall also promptly send a copy of such notice to the other Lenders, but the failure to do so shall not impair or annul the effect of such notice.

Section 9.3. Bankruptcy Defaults. When any Event of Default described in subsections (j) or (k) of Section 9.1 hereof has occurred and is continuing, then all outstanding Notes shall immediately become due and payable together with all other amounts payable under the Loan Documents without presentment, demand, protest or notice of any kind, the obligation of the Lenders to extend further credit pursuant to any of the terms hereof shall immediately terminate and the Borrower and Canadian Borrower, as applicable, shall immediately pay to the Administrative Agent the full amount then available for drawing under all outstanding Letters of Credit, Canadian Letters of Credit, and the face amount of each Bankers' Acceptance, the Borrower and Canadian Borrower acknowledging and agreeing that the Lenders would not have an adequate remedy at law for failure by the Borrower and Canadian Borrower to honor any such demand and that the Lenders, and the Administrative Agent on their behalf, shall have the right to require the Borrower and Canadian Borrower to specifically perform such undertaking whether or not any draws or other demands for payment have been made under any of the Letters of Credit or Canadian Letter of Credit.

Section 9.4. Collateral for Undrawn Letters of Credit and Bankers' Acceptances. (a) If the prepayment of the amount available for drawing under any or all outstanding Letters of Credit, Canadian Letters of Credit or the face amount of any Bankers' Acceptance is required under Section 1.10(b) or under Section 9.2 or 9.3 above, the Borrower or Canadian Borrower, as applicable, shall forthwith pay the amount required to be so prepaid, to be held by the Administrative Agent as provided in subsection (b) below.

(b) All amounts prepaid pursuant to subsection (a) above shall be held by the Administrative Agent in one or more separate collateral accounts (each such account, and the credit balances, properties and any investments from time to time held therein, and any substitutions for such account, any certificate of deposit or other instrument evidencing any of the foregoing and all proceeds of and earnings on any of the foregoing being collectively called the *"Collateral Account"*) as security for, and for application by the Administrative Agent (to the extent available) to, the reimbursement of any payment under any Letter of Credit or Canadian Letter of Credit then or thereafter made by the Administrative Agent, and to the payment of the unpaid balance of any Loans (including Bankers' Acceptances) and all other Obligations. The Collateral Account shall be held in the name of and subject to the exclusive dominion and control of the Administrative Agent subject to the terms of the Intercreditor and Custodial Agreement for the benefit of the Administrative Agent, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the holders of the Senior Secured Notes. If and when requested by the Borrower, the Administrative Agent shall invest funds held in the Collateral Account from time to time in direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or Canada with a remaining maturity of one year or less, *provided* that the Administrative Agent is irrevocably authorized to sell investments held in the Collateral Account when and as required to make payments out of the Collateral Account for application to amounts due and owing from the Borrower or the Canadian Borrower to the L/C Issuer or the Canadian L/C Issuer, the Administrative Agent or the Lenders; *provided, however,* that if (i) the Borrower or the Canadian Borrower shall have made payment of all such obligations referred to in subsection (a) above, and (ii) no Letters of Credit, Canadian Letters of Credit, Commitments, Loans (including Bankers' Acceptances) or

other Obligations remain outstanding hereunder, then the Administrative Agent shall release to the Borrower any remaining amounts held in the Collateral Account.

Section 9.5. Notice of Default. The Administrative Agent shall give notice to the Borrower under Section 9.1(c) hereof promptly upon being requested to do so by any Lender and shall thereupon notify all the Lenders thereof.

Section 9.6. Expenses. The Borrower and Canadian Borrower agree to pay to the Administrative Agent and each Lender all reasonable and documented out-of-pocket expenses reasonably incurred or paid by the Administrative Agent and such Lender, including reasonable attorneys' fees and court costs, in connection with any Event of Default by the Borrower or Canadian Borrower hereunder or in connection with the enforcement of any of the Loan Documents provided that notwithstanding the foregoing, the Canadian Borrower's obligations under this Section 9.6 shall be limited to those expenses caused by or otherwise relating to the Canadian Borrower or Obligations owing by the Canadian Borrower.

SECTION 10. CHANGE IN CIRCUMSTANCES.

Section 10.1. Change of Law. Notwithstanding any other provisions of this Agreement or any Note, if at any time any change in applicable law or regulation or in the interpretation thereof makes it unlawful for any Lender to make or continue to maintain any Eurodollar Loans or to perform its obligations as contemplated hereby, such Lender shall promptly give notice thereof to the Borrower and such Lender's obligations to make or maintain Eurodollar Loans under this Agreement shall be suspended until it is no longer unlawful for such Lender to make or maintain Eurodollar Loans. The Borrower shall prepay on demand the outstanding principal amount of any such affected Eurodollar Loans, together with all interest accrued thereon and all other amounts then due and payable to such Lender under this Agreement; *provided, however,* subject to all of the terms and conditions of this Agreement, the Borrower may then elect to borrow the principal amount of the affected Eurodollar Loans from such Lender by means of Base Rate Loans from such Lender, which Base Rate Loans shall not be made ratably by the Lenders but only from such affected Lender.

Section 10.2. Unavailability of Deposits or Inability to Ascertain, or Inadequacy of, LIBOR. If on or prior to the first day of any Interest Period for any Borrowing of Eurodollar Loans:

(a) the Administrative Agent determines that deposits in U.S. Dollars (in the applicable amounts) are not being offered to it in the interbank eurodollar market for such Interest Period, or that by reason of circumstances affecting the interbank eurodollar market adequate and reasonable means do not exist for ascertaining the applicable LIBOR, or

(b) the Required Lenders advise the Administrative Agent that (i) LIBOR as determined by the Administrative Agent will not adequately and fairly reflect the cost to such Lenders of funding their Eurodollar Loans for such Interest Period or (ii) that the making or funding of Eurodollar Loans become impracticable,

then the Administrative Agent shall forthwith give notice thereof to the Borrower and the Lenders, whereupon until the Administrative Agent notifies the Borrower that the circumstances giving rise to such suspension no longer exist, the obligations of the Lenders to make Eurodollar Loans shall be suspended.

Section 10.3. Increased Cost and Reduced Return. (a) If, on or after the date hereof, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Lending Office) with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency:

(i) shall subject any Lender (or its Lending Office) to any tax, duty or other charge with respect to its Eurodollar Loans, its Notes, its Letter(s) of Credit, its Canadian Letter(s) of Credit, or its participation in any thereof, any Reimbursement Obligations or Canadian Reimbursement Obligations owed to it or its obligation to make Eurodollar Loans, issue a Letter of Credit or Canadian Letter of Credit, or to participate therein, or shall change the basis of taxation of payments to any Lender (or its Lending Office) of the principal of or interest on its Eurodollar Loans, Letter(s) of Credit, Canadian Letter(s) of Credit, or participations therein or any other amounts due under this Agreement or any other Loan Document in respect of its Eurodollar Loans, Letter(s) of Credit, Canadian Letter(s) of Credit, any participation therein, any Reimbursement Obligations or Canadian Reimbursement Obligations owed to it, or its obligation to make Eurodollar Loans, or issue a Letter of Credit or Canadian Letter of Credit, or acquire participations therein (except for changes in the rate of tax on the overall net income of such Lender or its Lending Office imposed by the jurisdiction in which such Lender's principal executive office or Lending Office is located); or

(ii) shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding with respect to any Eurodollar Loans any such requirement included in an applicable Eurodollar Reserve Percentage) against assets of, deposits with or for the account of, or credit extended by, any Lender (or its Lending Office) or shall impose on any Lender (or its Lending Office) or on the interbank market any other condition affecting its Eurodollar Loans, its Notes, its Letter(s) of Credit, its Canadian Letter(s) of Credit, or its participation in any thereof, any Reimbursement Obligation or Canadian Reimbursement Obligation owed to it, or its obligation to make Eurodollar Loans, or to issue a Letter of Credit or Canadian Letter of Credit, or to participate therein;

and the result of any of the foregoing is to increase the cost to such Lender (or its Lending Office) of making or maintaining any Eurodollar Loan, issuing or maintaining a Letter of Credit, or participating therein, or to reduce the amount of any sum received or receivable by such Lender (or its Lending Office) under this Agreement or under any other Loan Document with respect thereto, by an amount deemed by such Lender to be material, then, within 15 days after demand by such Lender (with a copy to the Administrative Agent), the Borrower shall be

obligated to pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction.

(b) If, after the date hereof, any Lender or the Administrative Agent shall have determined that the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Lending Office) or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has had the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, within 15 days after demand by such Lender (with a copy to the Administrative Agent), the Borrower or Canadian Borrower, as applicable, shall pay to such Lender such additional amount or amounts as will compensate such Lender for such reduction.

(c) A certificate of a Lender claiming compensation under this Section 10.3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive if reasonably determined absent manifest error. In determining such amount, such Lender may use any reasonable averaging and attribution methods.

Section 10.4. Lending Offices. Each Lender may, at its option, elect to make its Loans hereunder at the branch, office or affiliate specified on the appropriate signature page hereof (each a *"Lending Office"*) for each type of Loan available hereunder or at such other of its branches, offices or affiliates as it may from time to time elect and designate in a written notice to the Borrower (and, if applicable, the Canadian Borrower) and the Administrative Agent. To the extent reasonably possible, a Lender shall designate an alternative branch or funding office with respect to its Eurodollar Loans to reduce any liability of the Borrower to such Lender under Section 10.3 hereof or to avoid the unavailability of Eurodollar Loans under Section 10.2 hereof, so long as such designation is not otherwise disadvantageous to the Lender.

Section 10.5. Discretion of Lender as to Manner of Funding. Notwithstanding any other provision of this Agreement, each Lender shall be entitled to fund and maintain its funding of all or any part of its Loans in any manner it sees fit, it being understood, however, that for the purposes of this Agreement all determinations hereunder with respect to Eurodollar Loans shall be made as if each Lender had actually funded and maintained each Eurodollar Loan through the purchase of deposits in the interbank eurodollar market having a maturity corresponding to such Loan's Interest Period and bearing an interest rate equal to LIBOR for such Interest Period.

SECTION 11. THE ADMINISTRATIVE AGENT.

Section 11.1. Appointment and Authorization of Administrative Agent. Each Lender hereby appoints Harris N.A. as the Administrative Agent under the Loan Documents and hereby

authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto. The Lenders expressly agree that the Administrative Agent is not acting as a fiduciary of the Lenders in respect of the Loan Documents, the Borrower or otherwise, and nothing herein or in any of the other Loan Documents shall result in any duties or obligations on the Administrative Agent or any of the Lenders except as expressly set forth herein.

Section 11.2. Administrative Agent and its Affiliates. The Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise or refrain from exercising such rights and power as though it were not the Administrative Agent, and the Administrative Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Affiliate of the Borrower as if it were not the Administrative Agent under the Loan Documents. The term *"Lender"* as used herein and in all other Loan Documents, unless the context otherwise clearly requires, includes the Administrative Agent in its individual capacity as a Lender. References in Section 1 hereof to the Administrative Agent's Loans, or to the amount owing to the Administrative Agent for which an interest rate is being determined, refer to the Administrative Agent in its individual capacity as a Lender.

Section 11.3. Action by Administrative Agent. If the Administrative Agent receives from the Borrower a written notice of an Event of Default pursuant to Section 8.5 hereof, the Administrative Agent shall promptly give each of the Lenders written notice thereof. The obligations of the Administrative Agent under the Loan Documents are only those expressly set forth therein. Without limiting the generality of the foregoing, the Administrative Agent shall not be required to take any action hereunder with respect to any Default or Event of Default, except as expressly provided in Sections 9.2 and 9.5. Upon the occurrence of an Event of Default, subject to the Intercreditor and Custodial Agreement, the Administrative Agent shall take such action to enforce its Lien on the Collateral and to preserve and protect the Collateral as may be directed by the Required Lenders. Unless and until the Required Lenders give such direction, the Administrative Agent may (but shall not be obligated to) take or refrain from taking such actions as it deems appropriate and in the best interest of all the Lenders. In no event, however, shall the Administrative Agent be required to take any action in violation of applicable law or of any provision of any Loan Document, and the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Loan Document unless it first receives any further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expense and liability which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall be entitled to assume that no Default or Event of Default exists unless notified in writing to the contrary by a Lender or the Borrower. In all cases in which the Loan Documents do not require the Administrative Agent to take specific action, the Administrative Agent shall be fully justified in using its discretion in failing to take or in taking any action thereunder. Any instructions of the Required Lenders, or of any other group of Lenders called for under the specific provisions of the Loan Documents, shall be binding upon all the Lenders and the holders of the Obligations.

Section 11.4. Consultation with Experts. The Administrative Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

Section 11.5. Liability of Administrative Agent; Credit Decision. Neither the Administrative Agent nor any of its directors, officers, agents, or employees shall be liable for any action taken or not taken by it in connection with the Loan Documents: (i) with the consent or at the request of the Required Lenders or (ii) in the absence of its own gross negligence or willful misconduct. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify: (i) any statement, warranty or representation made in connection with this Agreement, any other Loan Document or any Credit Event; (ii) the performance or observance of any of the covenants or agreements of the Borrower or any Subsidiary contained herein or in any other Loan Document; (iii) the satisfaction of any condition specified in Section 7 hereof, except receipt of items required to be delivered to the Administrative Agent; or (iv) the validity, effectiveness, genuineness, enforceability, perfection, value, worth or collectibility hereof or of any other Loan Document or of any other documents or writing furnished in connection with any Loan Document or of any Collateral; and the Administrative Agent makes no representation of any kind or character with respect to any such matter mentioned in this sentence. The Administrative Agent may execute any of its duties under any of the Loan Documents by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders for the default or misconduct of any such agents or attorneys-in-fact selected with reasonable care. The Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, other document or statement (whether written or oral) believed by it to be genuine or to be sent by the proper party or parties. In particular and without limiting any of the foregoing, the Administrative Agent shall have no responsibility for confirming the accuracy of any compliance certificate or other document or instrument received by it under the Loan Documents. The Administrative Agent may treat the payee of any Note as the holder thereof until written notice of transfer shall have been filed with the Administrative Agent signed by such payee in form satisfactory to the Administrative Agent. Each Lender acknowledges that it has independently and without reliance on the Administrative Agent or any other Lender, and based upon such information, investigations and inquiries as it deems appropriate, made its own credit analysis and decision to extend credit to the Borrower or the Canadian Borrower, as applicable, in the manner set forth in the Loan Documents. It shall be the responsibility of each Lender to keep itself informed as to the creditworthiness of the Borrower and its Subsidiaries, and the Administrative Agent shall have no liability to any Lender with respect thereto.

Section 11.6. Indemnity. The Lenders shall ratably, in accordance with their respective Percentages, indemnify and hold the Administrative Agent, and its directors, officers, employees, agents and representatives harmless from and against any liabilities, losses, costs or expenses suffered or incurred by it under any Loan Document or in connection with the transactions contemplated thereby, regardless of when asserted or arising, except to the extent they are promptly reimbursed for the same by the Borrower or the Canadian Borrower and except to the extent that any event giving rise to a claim was caused by the gross negligence or willful misconduct of the party seeking to be indemnified. The obligations of the Lenders under this

Section shall survive termination of this Agreement. The Administrative Agent shall be entitled to offset amounts received for the account of a Lender under this Agreement against unpaid amounts due from such Lender to the Administrative Agent hereunder (whether as fundings of participations, indemnities or otherwise), but shall not be entitled to offset against amounts owed to the Administrative Agent by any Lender arising outside of this Agreement.

Section 11.7. Resignation of Administrative Agent and Successor Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation of the Administrative Agent, the Required Lenders shall have the right to appoint a successor Administrative Agent which successor Administrative Agent shall be consented to by the Borrower and the Canadian Borrower at all times other than during the existence of an Event of Default. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent's giving of notice of resignation then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be any Lender hereunder or any commercial bank organized under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $200,000,000. Upon the acceptance of its appointment as the Administrative Agent hereunder, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent under the Loan Documents, and the retiring Administrative Agent shall be discharged from its duties and obligations thereunder. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Section 11 and all protective provisions of the other Loan Documents shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent, but no successor Administrative Agent shall in any event be liable or responsible for any actions of its predecessor. If the Administrative Agent resigns and no successor is appointed, the rights and obligations of such Administrative Agent shall be automatically assumed by the Required Lenders and (i) the Borrower shall be directed to make all payments due each Lender hereunder directly to such Lender and (ii) the Administrative Agent's rights in the Collateral Documents shall be assigned without representation, recourse or warranty to the Lenders as their interests may appear.

Section 11.8. L/C Issuer. The L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith. The L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 11 with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the Applications pertaining to such Letters of Credit as fully as if the term "Administrative Agent," as used in this Section 11, included L/C Issuer with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to such L/C Issuer.

Section 11.9. Canadian L/C Issuer. The Canadian L/C Issuer shall act on behalf of the Canadian Lenders with respect to any Letters of Credit issued by it and the documents associated therewith. The Canadian L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 11 with respect to any acts taken or omissions suffered by the Canadian L/C Issuer in connection with Canadian Letters of Credit issued by it or

proposed to be issued by it and the Applications pertaining to Canadian Letters of Credit as fully as if the term "Administrative Agent," as used in this Section 11, included Canadian L/C Issuer with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to such Canadian L/C Issuer.

Section 11.10. Hedging Arrangements. By virtue of a Lender's execution of this Agreement or an assignment agreement pursuant to Section 13.12 hereof, as the case may be, any Affiliate of such Lender with whom the Borrower or Canadian Borrower has entered into an agreement creating Hedging Liability shall be deemed a Lender party hereto for purposes of any reference in a Loan Document to the parties for whom the Administrative Agent is acting, it being understood and agreed that the rights and benefits of such Affiliate under the Loan Documents consist exclusively of such Affiliate's right to share in payments and collections out of the Collateral and the Guaranties as more fully set forth in other provisions hereof. In connection with any such distribution of payments and collections, the Administrative Agent shall be entitled to assume no amounts are due to any Lender or its Affiliate with respect to Hedging Liability or Funds Transfer and Deposit Account Liability unless such Lender has notified the Administrative Agent in writing of the amount of any such liability owed to it or its Affiliate prior to such distribution.

Section 11.11. Authorization to Release or Subordinate or Limit Liens. The Administrative Agent is hereby irrevocably authorized by each of the Lenders to (a) release any Lien covering any Collateral that is sold, transferred, or otherwise disposed of in accordance with the terms and conditions of this Agreement and the relevant Collateral Documents (including a sale, transfer, or disposition permitted by the terms of Section 8.10 hereof or which has otherwise been consented to in accordance with Section 13.13 hereof), (b) release or subordinate any Lien on Collateral consisting of goods financed with purchase money indebtedness or under a Capital Lease to the extent such purchase money indebtedness or Capitalized Lease Obligation, and the Lien securing the same, are permitted by Sections 8.7(g) and 8.8(d) hereof, and (c) reduce or limit the amount of the indebtedness secured by any particular item of Collateral to an amount not less than the estimated value thereof to the extent necessary to reduce mortgage registry, filing and similar tax.

Section 11.12. Authorization to Enter into, and Enforcement of, the Collateral Documents. The Administrative Agent is hereby irrevocably authorized by each of the Lenders to execute and deliver the Collateral Documents on behalf of each of the Lenders and their Affiliates and to take such action and exercise such powers under the Collateral Documents as the Administrative Agent considers appropriate, *provided* the Administrative Agent shall not amend or waive the Collateral Documents unless such amendment or waiver is agreed to in writing by the Required Lenders. Each Lender acknowledges and agrees that it will be bound by the terms and conditions of the Collateral Documents upon the execution and delivery thereof by the Administrative Agent. Except as otherwise specifically provided for herein, no Lender (or its Affiliates) other than the Administrative Agent shall have the right to institute any suit, action or proceeding in equity or at law for the foreclosure or other realization upon any Collateral or for the execution of any trust or power in respect of the Collateral or for the appointment of a receiver or for the enforcement of any other remedy under the Collateral Documents; it being understood and intended that no one or more of the Lenders (or their Affiliates) shall have any

right in any manner whatsoever to affect, disturb or prejudice the Lien of the Administrative Agent (or any security trustee therefor) under the Collateral Documents by its or their action or to enforce any right thereunder, and that all proceedings at law or in equity shall be instituted, had, and maintained by the Administrative Agent (or its security trustee) in the manner provided for in the relevant Collateral Documents for the benefit of the Lenders and their Affiliates.

SECTION 12. THE GUARANTEES.

Section 12.1. The Guarantees. To induce the Lenders to provide the credits described herein and in consideration of benefits expected to accrue to each Guarantor by reason of the Commitments and for other good and valuable consideration, receipt of which is hereby acknowledged, each Guarantor hereby unconditionally and irrevocably guarantees jointly and severally to the Administrative Agent, the Lenders, and each other holder of an Obligation, the due and punctual payment of all present and future indebtedness of the Borrower and the Canadian Borrower evidenced by or arising out of the Loan Documents, Hedging Liability, and Funds Transfer and Deposit Account Liability including, but not limited to, the due and punctual payment of principal of and interest on the Notes and the due and punctual payment of all other Obligations now or hereafter owed by the Borrower or the Canadian Borrower under the Loan Documents and the due and punctual payment of all Hedging Liability and Funds Transfer and Deposit Account Liability, in each case as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, according to the terms hereof and thereof (including interest which, but for the filing of a petition in bankruptcy, would otherwise accrue on any such indebtedness, obligation or liability). In case of failure by the Borrower or the Canadian Borrower punctually to pay any indebtedness or other Obligations guaranteed hereby, each Guarantor hereby unconditionally agrees jointly and severally to make such payment or to cause such payment to be made punctually as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, and as if such payment were made by the Borrower or the Canadian Borrower, as applicable.

Section 12.2. Guarantee Unconditional. The obligations of each Guarantor as a guarantor under this Section 12 shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Borrower, the Canadian Borrower, or of any other Guarantor under this Agreement or any other Loan Document or by operation of law or otherwise;

(b) any modification or amendment of or supplement to this Agreement or any other Loan Document (or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability);

(c) any change in the corporate existence, structure or ownership of, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting, the Borrower, the Canadian Borrower, any other Guarantor, or any of their respective assets,

or any resulting release or discharge of any obligation of the Borrower, the Canadian Borrower, or of any other Guarantor contained in any Loan Document;

(d) the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Administrative Agent, any Lender or any other Person, whether or not arising in connection herewith;

(e) any failure to assert, or any assertion of, any claim or demand or any exercise of, or failure to exercise, any rights or remedies against the Borrower, the Canadian Borrower, any other Guarantor or any other Person or Property;

(f) any application of any sums by whomsoever paid or howsoever realized to any obligation of the Borrower or the Canadian Borrower, regardless of what obligations of the Borrower and/or the Canadian Borrower remain unpaid;

(g) any invalidity or unenforceability relating to or against the Borrower, the Canadian Borrower or any other Guarantor for any reason of this Agreement or of any other Loan Document or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower, the Canadian Borrower or any other Guarantor of the principal of or interest on any Note or any other amount payable by it under the Loan Documents or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability; or

(h) any other act or omission to act or delay of any kind by the Administrative Agent, any Lender or any other Person or any other circumstance whatsoever that might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the obligations of the Guarantor under this Section 12.

Section 12.3. Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances. Each Guarantor's obligations under this Section 12 shall remain in full force and effect until the Commitments are terminated, all Letters of Credit and Canadian Letters of Credit have expired and the principal of and interest on the Loans (including Bankers' Acceptances) and Swing Loans and all other amounts payable by the Borrower or the Canadian Borrower under this Agreement and all other Loan Documents and, if then outstanding and unpaid, all Hedging Liability and Funds Transfer and Deposit Account Liability shall have been paid in full. If at any time any payment of the principal of or interest on any Loan (including any Bankers' Acceptance) or any Swing Loan or any other amount payable by the Borrower or Canadian Borrower under the Loan Documents or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower, the Canadian Borrower, or of a Guarantor, or otherwise, each Guarantor's obligations under this Section 12 with respect to such payment shall be reinstated at such time as though such payment had become due but had not been made at such time.

Section 12.4. Waivers. (a) *General.* Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any

requirement that at any time any action be taken by the Administrative Agent, any Lender or any other Person against the Borrower, the Canadian Borrower, another Guarantor, or any other Person.

(b) *Subrogation and Contribution.* Unless and until the Obligations, Hedging Liability, and Funds Transfer and Deposit Account Liability shall have been fully paid and satisfied and the Commitments have terminated, each Guarantor hereby irrevocably waives any claim or other right it may now or hereafter acquire against the Borrower, the Canadian Borrower, or any other Guarantor that arises from the existence, payment, performance or enforcement of such Guarantor's obligations under this Section 12 or any other Credit Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, or any right to participate in any claim or remedy of the Administrative Agent, any Lender or any other holder of an Obligation against the Borrower, the Canadian Borrower or any other Guarantor whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Borrower, the Canadian Borrower, or any other Guarantor directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim or other right.

Section 12.5. Limit on Recovery. Notwithstanding any other provision hereof, the right to recovery of the holders of the Obligations against each Guarantor under this Section 12 shall not exceed $1.00 less than the amount which would render such Guarantor's obligations under this Section 12 void or voidable under applicable law, including without limitation fraudulent conveyance law.

Section 12.6. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrower or the Canadian Borrower under this Agreement or any other Loan Document is stayed upon the insolvency, bankruptcy or reorganization of the Borrower or the Canadian Borrower, as applicable, all such amounts otherwise subject to acceleration under the terms of this Agreement or the other Loan Documents shall nonetheless be payable jointly and severally by the Guarantors hereunder forthwith on demand by the Administrative Agent made at the request of the Required Lenders.

Section 12.7. Benefit to Guarantors. The Borrower, the Canadian Borrower and the Guarantors are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of the Borrower and the Canadian Borrower has a direct impact on the success of each Guarantor. Each Guarantor will derive substantial direct and indirect benefit from the extensions of credit hereunder.

Section 12.8. Guarantor Covenants. Each Guarantor shall take such action as the Borrower is required by this Agreement to cause such Guarantor to take, and shall refrain from taking such action as the Borrower is required by this Agreement to prohibit such Guarantor from taking.

SECTION 13. MISCELLANEOUS.

Section 13.1. Withholding Taxes. (a) *Payments Free of Withholding.* Except as otherwise required by law and subject to Section 13.1(b) hereof, each payment by the Borrower, the Canadian Borrower and the Guarantors under this Agreement or the other Loan Documents shall be made without withholding for or on account of any present or future taxes (other than overall net income taxes on the recipient) imposed by or within the jurisdiction in which the Borrower, the Canadian Borrower, or such Guarantor is domiciled, any jurisdiction from which the Borrower, the Canadian Borrower, or such Guarantor makes any payment, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is so required, the Borrower, the Canadian Borrower, or such Guarantor shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon, and forthwith pay such additional amount as may be necessary to ensure that the net amount actually received by each Lender and the Administrative Agent free and clear of such taxes (including such taxes on such additional amount) is equal to the amount which that Lender or the Administrative Agent (as the case may be) would have received had such withholding not been made. If the Administrative Agent or any Lender pays any amount in respect of any such taxes, penalties or interest, the Borrower, the Canadian Borrower, or such Guarantor shall reimburse the Administrative Agent or such Lender for that payment on demand in the currency in which such payment was made. If the Borrower, the Canadian Borrower, or such Guarantor pays any such taxes, penalties or interest, it shall deliver official tax receipts evidencing that payment or certified copies thereof to the Lender or Administrative Agent on whose account such withholding was made (with a copy to the Administrative Agent if not the recipient of the original) on or before the thirtieth day after payment.

(b) *U.S. Withholding Tax Exemptions.* Each U.S. Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent on or before the date the initial Credit Event is made hereunder or, if later, the date such financial institution becomes a Lender hereunder, two duly completed and signed copies of (i) either Form W-8 BEN (relating to such Lender and entitling it to a complete exemption from withholding under the Code on all amounts to be received by such Lender, including fees, pursuant to the Loan Documents and the Obligations) or Form W-8 ECI (relating to all amounts to be received by such Lender, including fees, pursuant to the Loan Documents and the Obligations) of the United States Internal Revenue Service or (ii) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a Form W-8 BEN, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 881(C)(3)(B) of the Code) of the Borrower and is not a controlled foreign corporation related to the Borrower (within the meaning of Section 864(d)(4) of the Code). Thereafter and from time to time, each U.S. Lender shall submit to the Borrower and the Administrative Agent such additional duly completed and signed copies of one or the other of such Forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) and such other certificates as may be (i) requested by the Borrower in a written notice, directly or through the Administrative Agent, to such U.S. Lender

and (ii) required under then-current United States law or regulations to avoid or reduce United States withholding taxes on payments in respect of all amounts to be received by such Lender, including fees, pursuant to the Loan Documents or the Obligations. Upon the request of the Borrower or the Administrative Agent, each U.S. Lender that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent a certificate to the effect that it is such a United States person.

(c) *Inability of Lender to Submit Forms.* If any Lender determines, as a result of any change in applicable law, regulation or treaty, or in any official application or interpretation thereof, that it is unable to submit to the Borrower or the Administrative Agent any form or certificate that such Lender is obligated to submit pursuant to subsection (b) of this Section 13.1 or that such Lender is required to withdraw or cancel any such form or certificate previously submitted or any such form or certificate otherwise becomes ineffective or inaccurate, such Lender shall promptly notify the Borrower and Administrative Agent of such fact and the Lender shall to that extent not be obligated to provide any such form or certificate and will be entitled to withdraw or cancel any affected form or certificate, as applicable.

Section 13.2. No Waiver, Cumulative Remedies. No delay or failure on the part of the Administrative Agent or any Lender or on the part of the holder or holders of any of the Obligations in the exercise of any power or right under any Loan Document shall operate as a waiver thereof or as an acquiescence in any default, nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right. The rights and remedies hereunder of the Administrative Agent, the Lenders and of the holder or holders of any of the Obligations are cumulative to, and not exclusive of, any rights or remedies which any of them would otherwise have.

Section 13.3. Non-Business Days. If any payment hereunder becomes due and payable on a day which is not a Business Day, the due date of such payment shall be extended to the next succeeding Business Day on which date such payment shall be due and payable. In the case of any payment of principal falling due on a day which is not a Business Day, interest on such principal amount shall continue to accrue during such extension at the rate per annum then in effect, which accrued amount shall be due and payable on the next scheduled date for the payment of interest.

Section 13.4. Documentary Taxes. Each of the Borrower and the Canadian Borrower agrees to pay on demand any documentary, stamp or similar taxes payable in respect of this Agreement or any other Loan Document, including interest and penalties, in the event any such taxes are assessed, irrespective of when such assessment is made and whether or not any credit is then in use or available hereunder.

Section 13.5. Survival of Representations. All representations and warranties made herein or in any other Loan Document or in certificates given pursuant hereto or thereto shall survive the execution and delivery of this Agreement and the other Loan Documents, and shall continue in full force and effect with respect to the date as of which they were made as long as any credit is in use or available hereunder.

Section 13.6. Survival of Indemnities. All provisions relative to reimbursement to the Lenders of amounts sufficient to protect the yield of the Lenders with respect to the Loans, Letters of Credit and Canadian Letters of Credit, including, but not limited to, Sections 1.13 and 10.3 hereof, shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations for 180 days. All other indemnities, including Section 13.15 hereof, shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations.

Section 13.7. Sharing of Set-Off. Each Lender agrees with each other Lender a party hereto that if such Lender shall receive and retain any payment, whether by set-off or application of deposit balances or otherwise, on any of the Loans, Reimbursement Obligations or Canadian Reimbursement Obligations in excess of its ratable share of payments on all such Obligations then outstanding to the Lenders, then such Lender shall purchase for cash at face value, but without recourse, ratably from each of the other Lenders such amount of the Loans, Reimbursement Obligations or Canadian Reimbursement Obligations, or participations therein, held by each such other Lenders (or interest therein) as shall be necessary to cause such Lender to share such excess payment ratably with all the other Lenders; *provided, however,* that if any such purchase is made by any Lender, and if such excess payment or part thereof is thereafter recovered from such purchasing Lender, the related purchases from the other Lenders shall be rescinded ratably and the purchase price restored as to the portion of such excess payment so recovered, but without interest. For purposes of this Section, (i) amounts owed to or recovered by the L/C Issuer in connection with Reimbursement Obligations in which Lenders have been required to fund their participation shall be treated as amounts owed to or recovered by the L/C Issuer as a Lender hereunder and (ii) amounts owed to or recovered by the Canadian L/C Issuer in connection with the Canadian Reimbursement Obligations in which Canadian Lenders have been required to fund their participation shall be treated as amounts owed to or recovered by the Canadian L/C Issuer as a Canadian Lender hereunder.

Section 13.8. Notices. Except as otherwise specified herein, all notices hereunder and under the other Loan Documents shall be in writing (including, without limitation, notice by telecopy) and shall be given to the relevant party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereafter specify by notice to the Administrative Agent and the Borrower given by courier, by United States certified or registered mail, by telecopy or by other telecommunication device capable of creating a written record of such notice and its receipt. Notices under the Loan Documents to the Lenders and the Administrative Agent shall be addressed to their respective addresses or telecopier numbers set forth in its Administrative Questionnaire, and to the Borrower or Canadian Borrower to:

Student Transportation of America, Inc.
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719
Attention: Chief Financial Officer
Telephone: (732) 942-2250
Telecopy: (732) 942-2256

Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in this Section or on the signature pages hereof and a confirmation of such telecopy has been received by the sender, (ii) if given by mail, 5 days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iii) if given by any other means, when delivered at the addresses specified in this Section or on the signature pages hereof; *provided* that any notice given pursuant to Section 1 hereof shall be effective only upon receipt. For greater certainty, any notice made or given hereunder or under any other Loan Document to the Borrower shall be deemed to also have also been concurrently delivered to the Canadian Borrower whether or not any such notice is actually received by the Canadian Borrower (and the Borrower covenants and undertakes to concurrently deliver to the Canadian Borrower any notices received by the Borrower hereunder or thereunder).

Section 13.9. Counterparts. This Agreement may be executed in any number of counterparts, and by the different parties hereto on separate counterpart signature pages, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 13.10. Successors and Assigns. This Agreement shall be binding upon the Borrower, the Canadian Borrower, and their respective successors and assigns, and shall inure to the benefit of the Administrative Agent and each of the Lenders and the benefit of their respective successors and assigns, including any subsequent holder of any of the Obligations. Neither the Borrower, the Canadian Borrower, nor any Guarantor may assign any of its rights or obligations under any Loan Document without the written consent of all of the Lenders.

Section 13.11. Participants. Each Lender shall have the right at its own cost to grant participations (to be evidenced by one or more agreements or certificates of participation) in the Loans made and Reimbursement Obligations or Canadian Reimbursement Obligations and/or Commitments held by such Lender at any time and from time to time to one or more other Persons; *provided* that no such participation shall relieve any Lender of any of its obligations under this Agreement, and, *provided, further* that no such participant shall have any rights under this Agreement except as provided in this Section, and the Administrative Agent shall have no obligation or responsibility to such participant. Any agreement pursuant to which such participation is granted shall provide that the granting Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower or Canadian Borrower, as applicable, under this Agreement and the other Loan Documents including, without limitation, the right to approve any amendment, modification or waiver of any provision of the Loan Documents, except that such agreement may provide that such Lender will not agree to any modification, amendment or waiver of the Loan Documents that would reduce the amount of or postpone any fixed date for payment of any Obligation in which such participant has an interest. Any party to which such a participation has been granted shall have the benefits of Section 1.13 and Section 10.3 hereof. The Borrower and the Canadian Borrower authorize each Lender to disclose to any participant or prospective participant under this Section any financial or other information pertaining to the Borrower or any Subsidiary, *provided* that each participant and prospective participant agrees to abide by the provisions contained in Section 13.24.

Section 13.12. Assignments. (a) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans at the time owing to it); *provided* that any such assignment shall be subject to the following conditions:

(i) *Minimum Amounts.* (A) In the case of an assignment of the entire remaining amount of the assigning Lender's Commitment(s) and the Loans and participation interest in L/C Obligations at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and (B) in any case not described in subsection (a)(i)(A) of this Section, the aggregate amount of the Commitment(s) (which for this purpose includes Loans and participation interest in L/C Obligations outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans and participation interest in L/C Obligations of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent or, if "Effective Date" is specified in the Assignment and Acceptance, as of the Effective Date) shall not be less than $5,000,000, in the case of any assignment in respect of the Revolving Credit, or CAN$5,000,000, in the case of any assignment in respect of the Canadian Revolving Commitment, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed);

(ii) *Proportionate Amounts.* Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Credits on a non-*pro rata* basis.

(iii) *Required Consents* No consent shall be required for any assignment except to the extent required by Section 13.12(a)(i)(B) and, in addition:

(a) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund;

(b) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Credit or Canadian Revolving Credit if such assignment is to a Person that is not a Lender with a Commitment in respect of such Credit, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and

(c) the consent of the L/C Issuer and/or Canadian L/C Issuer, as applicable, (such consent not to be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under

one or more Letters of Credit or Canadian Letters of Credit, as applicable, (whether or not then outstanding).

(iv) *Assignment and Acceptance.* The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v) *No Assignment to Borrower or Parent.* No such assignment shall be made to the Parent, STA Holdings, the Borrower or any of its Affiliates or Subsidiaries.

(vi) *No Assignment to Natural Persons.* No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 13.12(b) hereof, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.6 and 13.15 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.11 hereof.

(b) Any Lender may at any time pledge or grant a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any such pledge or grant to a Federal Reserve Bank, and this Section shall not apply to any such pledge or grant of a security interest; *provided* that no such pledge or grant of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or secured party for such Lender as a party hereto; *provided further, however,* the right of any such pledgee or grantee (other than any Federal Reserve Bank) to further transfer all or any portion of the rights pledged or granted to it, whether by means of foreclosure or otherwise, shall be at all times subject to the terms of this Agreement.

Section 13.13. Amendments. Any provision of this Agreement or the other Loan Documents may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by (a) the Borrower and Canadian Borrower, (b) the Required Lenders, and (c) if the rights or duties of the Administrative Agent are affected thereby, the Administrative Agent; *provided* that:

(i) no amendment or waiver pursuant to this Section 13.13 shall (A) increase any Commitment of any Lender without the consent of such Lender or (B) reduce the

amount of or postpone the date for any scheduled payment of any principal of or interest on any Loan or of any Reimbursement Obligation or Canadian Reimbursement Obligation or of any fee payable hereunder without the consent of the Lender to which such payment is owing or which has committed to make such Loan, Letter of Credit (or participate therein) or Canadian Letter of Credit (or participate therein) hereunder; and

(ii) no amendment or waiver pursuant to this Section 13.13 shall, unless signed by each Lender, except as provided in Section 1.17 hereof increase the aggregate Commitments of the Lenders, change the definitions of Revolving Credit Termination Date or Required Lenders, change the provisions of this Section 13.13, release any guarantor or all or any substantial part of the Collateral (except as otherwise provided for in the Loan Documents), or affect the number of Lenders required to take any action hereunder or under any other Loan Document.

Section 13.14. Headings. Section headings used in this Agreement are for reference only and shall not affect the construction of this Agreement.

Section 13.15. Costs and Expenses; Indemnification. (a) The Borrower and the Canadian Borrower jointly and severally agree to pay all reasonable and documented out-of-pocket costs and expenses of the Administrative Agent in connection with the preparation, negotiation, syndication, and administration of the Loan Documents, including, without limitation, the reasonable fees and disbursements of a single counsel in each relevant jurisdiction to the Administrative Agent, in connection with the preparation and execution of the Loan Documents, and any amendment, waiver or consent related thereto, whether or not the transactions contemplated herein are consummated, together with any fees and charges suffered or incurred by the Administrative Agent in connection with periodic environmental audits, fixed asset appraisals, title insurance policies, collateral filing fees and lien searches in accordance with the Loan Documents, subject to any applicable limitations set forth herein. The Borrower and the Canadian Borrower jointly and severally further agree to indemnify the Administrative Agent, each Lender, and their respective directors, officers and employees, against all losses, claims, damages, penalties, judgments, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, all reasonable expenses of litigation or preparation therefor, whether or not the indemnified Person is a party thereto, or any settlement arrangement arising from or relating to any such litigation) which any of them may pay or incur arising out of or relating to any Loan Document or any of the transactions contemplated thereby or the direct or indirect application or proposed application of the proceeds of any Loan or Letter of Credit, other than those which arise from the gross negligence or willful misconduct of the party claiming indemnification. Each of the Borrower and the Canadian Borrower, upon demand by the Administrative Agent or a Lender at any time, shall reimburse the Administrative Agent or such Lender for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with investigating or defending against any of the foregoing (including any settlement costs relating to the foregoing) except if the same is directly due to the gross negligence or willful misconduct of the party to be indemnified or one of it Affiliates. The obligations of the Borrower and the Canadian Borrower under this Section shall survive the termination of this Agreement.

(b) The Borrower and the Canadian Borrower jointly and severally unconditionally agree to forever indemnify, defend and hold harmless, and covenants not to sue for any claim for contribution against, the Administrative Agent and the Lenders for any damages, costs, loss or expense, including without limitation, response, remedial or removal costs, arising out of any of the following: (i) any presence, release, threatened release or disposal of any hazardous or toxic substance or petroleum by the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), (ii) the operation or violation of any environmental law, whether federal, state, or local, and any regulations promulgated thereunder, by the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), (iii) any claim for personal injury or property damage in connection with the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), and (iv) the inaccuracy or breach of any environmental representation, warranty or covenant by the Borrower or any Subsidiary made herein or in any other Loan Document evidencing or securing any Obligations or setting forth terms and conditions applicable thereto or otherwise relating thereto, except for damages arising from the willful misconduct or gross negligence of the party claiming indemnification or arising solely out of events or activities occurring after title has transferred to the Agent or any Lender whether resulting from a foreclosure proceeding or the obtaining of title in lieu of foreclosure with respect to the applicable property. This indemnification shall survive the payment and satisfaction of all Obligations and the termination of this Agreement, and shall remain in force beyond the expiration of any applicable statute of limitations and payment or satisfaction in full of any single claim under this indemnification. This indemnification shall be binding upon the successors and assigns of the Borrower and Canadian Borrower and shall inure to the benefit of Administrative Agent and the Lenders directors, officers, employees, agents, and collateral trustees, and their successors and assigns.

(c) Notwithstanding the foregoing, the Canadian Borrower's obligations under this Section 13.15 shall be limited to those expenses caused by or otherwise relating to the Canadian Borrower or Obligations owing by the Canadian Borrower.

Section 13.16. Set-off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuation of any Event of Default, each Lender and each subsequent holder of any Obligation is hereby authorized by the Borrower and Canadian Borrower at any time or from time to time, without notice to the Borrower, the Canadian Borrower, or to any other Person, any such notice being hereby expressly waived, to set-off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts, and in whatever currency denominated) and any other indebtedness at any time held or owing by that Lender or that subsequent holder to or for the credit or the account of the Borrower or Canadian Borrower, as applicable, whether or not matured, against and on account of the Obligations of the Borrower or Canadian Borrower, as applicable, to that Lender or that subsequent holder under the Loan Documents, including, but not limited to, all claims of any nature or description arising out of or connected with the Loan Documents, irrespective of whether or not (a) that Lender or that subsequent holder shall have made any demand hereunder or (b) the principal of or the interest on the Loans or Notes and other amounts due hereunder shall have become due and payable

pursuant to Section 9 and although said obligations and liabilities, or any of them, may be contingent or unmatured. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; *provided, however,* that the failure to give such notice shall not affect the validity of such set-off and application.

Section 13.17. Entire Agreement. The Loan Documents constitute the entire understanding of the parties thereto with respect to the subject matter thereof and any prior agreements, whether written or oral, with respect thereto are superseded hereby.

Section 13.18. Governing Law. This Agreement and (unless expressly stated otherwise) the other Loan Documents, and the rights and duties of the parties hereto, shall be construed and determined in accordance with the internal laws of the State of Illinois.

Section 13.19. Severability of Provisions. Any provision of any Loan Document which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. All rights, remedies and powers provided in this Agreement and the other Loan Documents may be exercised only to the extent that the exercise thereof does not violate any applicable mandatory provisions of law, and all the provisions of this Agreement and other Loan Documents are intended to be subject to all applicable mandatory provisions of law which may be controlling and to be limited to the extent necessary so that they will not render this Agreement or the other Loan Documents invalid or unenforceable.

Section 13.20. Excess Interest. Notwithstanding any provision to the contrary contained herein or in any other Loan Document, no such provision shall require the payment or permit the collection of any amount of interest or interest on credit advanced in excess of the maximum amount of interest permitted by applicable law (including, without limitation, for the Canadian Borrower, under the Criminal Code (Canada)) to be charged for the use or detention, or the forbearance in the collection, of all or any portion of the Loans or other obligations outstanding under this Agreement or any other Loan Document (*"Excess Interest"*). For purposes of this Section 13.20 in respect of the Canadian Borrower, "interest" and "credit advanced" shall have the meanings ascribed thereto in the Criminal Code (Canada) and the "effective annual rate of interest" shall be calculated in accordance with generally accepted actuarial principles and practices, and in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent will be conclusive for purposes of such determination. If any Excess Interest is provided for, or is adjudicated to be provided for, herein or in any other Loan Document, then in such event (a) the provisions of this Section shall govern and control, (b) neither the Borrower, the Canadian Borrower nor any guarantor or endorser shall be obligated to pay any Excess Interest, (c) any Excess Interest that the Administrative Agent or any Lender may have received hereunder shall, at the option of the Administrative Agent, be (i) applied as a credit against the then outstanding principal amount of Obligations hereunder and accrued and unpaid interest thereon (not to exceed the maximum amount permitted by applicable law), (ii) refunded to the Borrower or the Canadian Borrower, as applicable, or (iii) any combination of the foregoing, (d) the interest rate payable hereunder or under any other Loan

Document shall be automatically subject to reduction to the maximum lawful contract rate allowed under applicable usury laws (the "*Maximum Rate*"), and this Agreement and the other Loan Documents shall be deemed to have been, and shall be, reformed and modified to reflect such reduction in the relevant interest rate, and (e) neither the Borrower, the Canadian Borrower nor any guarantor or endorser shall have any action against the Administrative Agent or any Lender for any damages whatsoever arising out of the payment or collection of any Excess Interest. Notwithstanding the foregoing, if for any period of time interest on any of Borrower's or the Canadian Borrower's Obligations is calculated at the Maximum Rate rather than the applicable rate under this Agreement, and thereafter such applicable rate becomes less than the Maximum Rate, the rate of interest payable on the Borrower's or the Canadian Borrower's Obligations, as applicable, shall remain at the Maximum Rate until the Lenders have received the amount of interest which such Lenders would have received during such period on the Borrower's or the Canadian Borrower's Obligations, as applicable, had the rate of interest not been limited to the Maximum Rate during such period.

Section 13.21. Construction. Nothing contained herein shall be deemed or construed to permit any act or omission which is prohibited by the terms of any Collateral Document, the covenants and agreements contained herein being in addition to and not in substitution for the covenants and agreements contained in the Collateral Documents.

Section 13.22. Lender's Obligations Several. The obligations of the Lenders hereunder are several and not joint. Nothing contained in this Agreement and no action taken by the Lenders pursuant hereto shall be deemed to constitute the Lenders a partnership, association, joint venture or other entity.

Section 13.23. Submission to Jurisdiction; Waiver of Jury Trial. The Parent, STA Holdings, the Borrower, the Canadian Borrower and each Guarantor hereby submits to the nonexclusive jurisdiction of the United States District Court for the Northern District of Illinois and of any Illinois State court sitting in the City of Chicago for purposes of all legal proceedings arising out of or relating to this Agreement, the other Loan Documents or the transactions contemplated hereby or thereby (provided that nothing herein shall limit the right of the Administrative Agent, or any Lender from commencing proceedings against the Canadian Borrower (or any Canadian Subsidiary of the Canadian Borrower) in the courts of any other jurisdiction including without limitation the courts of the Province of Ontario). The Parent, STA Holdings, the Borrower, the Canadian Borrower and each Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. The Canadian Borrower irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in any Canadian court (including without limitation in the Province of Ontario) and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. THE PARENT, STA HOLDINGS, THE BORROWER, THE CANADIAN BORROWER, EACH GUARANTOR, THE ADMINISTRATIVE AGENT AND EACH LENDER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 13.24. Confidentiality. (a) Subject to the provisions of clause (b) of this Section 13.24, each Lender agrees that it will use commercially reasonable efforts to avoid disclosing without the prior consent of the Borrower (other than to its employees, auditors, advisors or counsel, *provided* such Persons shall be subject to the provisions of this Section 13.24 to the same extent as such Lender) any information with respect to the Parent, STA Holdings, the Borrower, the Canadian Borrower, each Guarantor or any of their respective Subsidiaries which is now or in the future furnished pursuant to this Agreement or any other Loan Document and which is designated by such party to the Lenders in writing as confidential, *provided* that any Lender may disclose any such information (i) as has become generally available to the public, (ii) as may be required or appropriate in any report, examination, statement or testimony submitted to any municipal, state or federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or similar organizations (whether in the United States or elsewhere) or their successors, (iii) as may be required or appropriate in respect to any summons or subpoena or in connection with any litigation, (iv) in order to comply with any law, order, regulation or ruling applicable to such Lender, (v) to the Administrative Agent and (vi) to any prospective or actual transferee or participant in connection with any contemplated transfer or participation of any of the Notes or Commitments or any interest therein by such Lender, *provided,* that such prospective transferee agrees to abide by the provisions contained in this Section.

(b) The Borrower hereby acknowledges and agrees that each Lender may share with any of its affiliates any information related to the Borrower or any of its Subsidiaries (including, without limitation, any nonpublic customer information regarding the creditworthiness of the Borrower and its Subsidiaries, provided such Persons shall be subject to the provisions of this Section 13.24 to the same extent as such Lender).

Section 13.25. Currency. Each reference in this Agreement to U.S. Dollars or to Canadian Dollars (the *"relevant currency"*) is of the essence. To the fullest extent permitted by law, the obligation of the Borrower, the Canadian Borrower and each Guarantor in respect of any amount due in the relevant currency under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the Person entitled to receive such payment may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such Person receives such payment. If the amount of the relevant currency so purchased is less than the sum originally due to such Person in the relevant currency, the Borrower, the Canadian Borrower or relevant Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Person against such loss, and if the amount of the specified currency so purchased exceeds the sum of (a) the amount originally due to the relevant Person in the specified currency *plus* (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Person under Section 13.7 hereof, such Person agrees to remit such excess to the Borrower.

Section 13.26. Appointment and Authorization of Borrower. The Canadian Borrower irrevocably appoints and authorizes the Borrower to take such action as agent on its behalf and to

exercise such powers under the Loan Documents as are delegated to the Borrower by the terms thereof, together with all such powers as are reasonably incidental thereto. The Canadian Borrower irrevocably agrees that the Lenders may conclusively rely on the authority of the Borrower in exercising the powers granted to it by the terms of this Agreement.

Section 13.27. Reaffirmation of Collateral Documents. The Borrower, the Canadian Borrower and each Guarantor have heretofore executed and delivered to the Administrative Agent the Collateral Documents. The Borrower, the Canadian Borrower and each Guarantor hereby agrees that notwithstanding the execution and delivery of this Agreement, the Collateral Documents shall be and remain in full force and effect and that any rights and remedies of the Administrative Agent and the Lenders thereunder, obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder and any liens or security interests created or provided for thereunder shall be and remain in full force and effect and shall not be affected, impaired or discharged thereby and shall secure all of its indebtedness, obligations and liabilities to the Administrative Agent and the Lenders under the Existing Credit Agreement as amended and restated hereby. Nothing herein contained shall in any manner affect or impair the priority of the liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amended and Restated Credit Agreement. Without limiting the foregoing, the Borrower, the Canadian Borrower and each Guarantor acknowledges and agrees that all of the Borrower's, the Canadian Borrower's and each Guarantor's indebtedness, obligations and liabilities to the Administrative Agent and the Lenders pursuant to the Existing Credit Agreement as amended and restated hereby, including without limitation, all principal of and interest on the Loans and Notes (as defined in the Existing Credit Agreement as amended and restated hereby), whether presently existing or hereafter arising, shall constitute "Obligations" as defined in the Collateral Documents and shall be secured by, and entitled to all of the benefits of, the liens and security interest created and provided for under the Collateral Documents. Without limiting the generality of the foregoing provisions of this Section 13.27, the Borrower, the Canadian Borrower and each Guarantor confirm and agree that the Collateral Documents secure the guarantee obligations owing by each of them to the Canadian Lenders in respect of the Obligations of the Canadian Borrower under Section 12 above.

Section 13.28. USA Patriot Act. Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the *"Act"*) hereby notifies STA Holdings, the Borrower and each Guarantor that pursuant to the requirements of the Act, it is required to obtain, verify, and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Act.

Section 13.29. Quebec Liens. For the purposes of holding any Liens granted by the Canadian Borrower pursuant to or governed by the laws of the Province of Quebec, the Administrative Agent shall be the holder of an irrevocable power of attorney for all present and future Canadian Lenders. By executing an Assignment and Acceptance, each assignee Canadian Lender shall be deemed without any action required whatsoever, to ratify the power of attorney granted to the Administrative Agent hereunder. The Canadian Lenders agree that notwithstanding Section 32 of the Act respecting the Special Powers of Legal Persons (Quebec),

the Administrative Agent may, as the person holding the power of attorney of the Canadian Lenders acquire any debentures or other title of indebtedness secured by any hypothec granted by the Canadian Borrower to the Administrative Agent pursuant to the laws of the Province of Quebec.

This Agreement is entered into between us for the uses and purposes hereinabove set forth as of the date first above written.

STUDENT TRANSPORTATION OF AMERICA, INC., as Borrower and Guarantor

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF CANADA INC., as Canadian Borrower

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION LC, as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOLBUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
JAMES O. SACKS, INC., as a Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
POSITIVE CONNECTIONS LEASING CORP., as a Guarantor
BYRD YEANY BUSING, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By ______________________________
Name ____________________________
Title ____________________________

HARRIS N.A., as L/C Issuer and as
Administrative Agent

By ______________________

Name William Thomson

Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a
U.S. Lender

By ______________________________
Name William Thomson
Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________

Name [illegible]

Title Duly Authorized Signatory

CIBC INC., as a U.S. Lender

By ____________________

Name Dominic J. Sorresso

Title Executive Director

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By B. Ciallella

Name Ben Ciallella

Title Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ________________________

Name ________________________ TIM THOMAS

Title ________________________ Managing Director

Chint Kulkarni

Director

GE CANADA FINANCE HOLDING COMPANY, as a
Canadian Lender

By ______________________________
Name ______________________________
Title ______ JACK F. MORRONE

Senior Vice President,
GE Canada Finance Holding Company

EXHIBIT A

NOTICE OF PAYMENT REQUEST

[Date]

[Name of Lender]
[Address]

Attention:

Reference is made to the Second Amended and Restated Credit Agreement, dated as of December 14, 2006, among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, the Lenders party thereto, and Harris N.A., as Administrative Agent (the *"Credit Agreement"*). Capitalized terms used herein and not defined herein have the meanings assigned to them in the Credit Agreement. [The [Canadian] Borrower has failed to pay its [Canadian] Reimbursement Obligation in the amount of $__________. Your [Canadian] Revolver Percentage of the unpaid [Canadian] Reimbursement Obligation is $__________] or [______________________ has been required to return a payment by the [Canadian] Borrower of a [Canadian] Reimbursement Obligation in the amount of $____________. Your [Canadian] Revolver Percentage of the returned [Canadian] Reimbursement Obligation is $____________.]

Very truly yours,

____
as [Canadian] L/C Issuer

By ____________________________
Name __________________________
Title __________________________

EXHIBIT B

NOTICE OF BORROWING

Date: ______________, ____

To: Harris N.A., as Administrative Agent for the Lenders parties to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent

Ladies and Gentlemen:

The undersigned, Student Transportation of America, Inc. (the *"Borrower"*), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 1.7 of the Credit Agreement, of the Borrowing specified below:

1. The Borrowing shall be advanced to the **[Canadian]** Borrower.

2. The Business Day of the proposed Borrowing is ___________, ____.

3. The aggregate amount of the proposed Borrowing is $______________.

4. The Borrowing is being advanced under the **[Revolving]** **[Canadian Revolving]** Credit.

5. The Borrowing is to be comprised of $__________ of **[Base Rate]** **[Canadian Prime Rate]** **[Eurodollar]** Loans **[Bankers' Acceptances]**.

[6. The duration of the Interest Period for the Eurodollar Loans included in the Borrowing shall be ___________ months.] [The Bankers' Acceptances shall mature in _______ months.]

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing, before and after giving effect thereto and to the application of the proceeds therefrom:

(a) the representations and warranties of the Borrower contained in Section 6 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date); and

(b) no Default or Event of Default has occurred and is continuing or would result from such proposed Borrowing.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ________________________________
Name ______________________________
Title _______________________________

EXHIBIT C

NOTICE OF CONTINUATION/CONVERSION

Date: ___________, ____

To: Harris N.A., as Administrative Agent for the Lenders parties to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*) among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent

Ladies and Gentlemen:

The undersigned, Student Transportation of America, Inc. (the *"Borrower"*), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 1.7 of the Credit Agreement, of the **[conversion] [continuation]** of the Loans specified herein, that:

1. The conversion/continuation is for a Borrowing advanced to the **[Canadian]** Borrower.

2. The conversion/continuation Date is _________, ____.

3. The aggregate amount of the **[Revolving] [Canadian Revolving]** Loans **[Bankers' Acceptances]** to be **[converted] [continued]** is $_____________.

4. The Loans are to be **[converted into] [continued as] [Eurodollar] [Base Rate]** Loans **[Bankers' Acceptances]**.

5. **[If applicable:]** The duration of the Interest Period for the **[Revolving] [Canadian Revolving]** Loans included in the **[conversion] [continuation]** shall be _________ months. The Bankers' Acceptances shall mature in ____ months.

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the proposed conversion/continuation date, before and after giving effect thereto and to the application of the proceeds therefrom:

(a) the representations and warranties of the Borrower contained in Section 6 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date); *provided, however,* that this condition shall not apply to the conversion of an outstanding Eurodollar Loan to a Base Rate Loan; and

(b) no Default or Event of Default has occurred and is continuing, or would result from such proposed **[conversion] [continuation]**.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ______________________________
Name ____________________________
Title ____________________________

EXHIBIT D-1

REVOLVING NOTE

_______________, ______

FOR VALUE RECEIVED, the undersigned, Student Transportation of America, Inc., a Delaware corporation (the "*Borrower*"), hereby promises to pay to the order of ____________________ (the "*Lender*") on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, at the principal office of Harris N.A., as Administrative Agent, in Chicago, Illinois, in immediately available funds, the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Revolving Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is one of the Revolving Notes referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among the Borrower, Student Transportation of Canada Inc., the Guarantors party thereto, Harris N.A., as Administrative Agent and the Lenders party thereto (as amended from time to time, the "*Credit Agreement*"), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ______________________________

Name ____________________________

Title ____________________________

EXHIBIT D-2

CANADIAN REVOLVING NOTE

_____________, _______

FOR VALUE RECEIVED, the undersigned, Student Transportation of Canada Inc., an Ontario corporation (the *"Canadian Borrower"*), hereby promises to pay to the order of ____________________ (the *"Lender"*) on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, in immediately available funds, the aggregate unpaid principal amount of all Canadian Revolving Loans made by the Lender to the Canadian Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Canadian Revolving Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is one of the Canadian Revolving Notes referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among Student Transportation of America, Inc., the Canadian Borrower, the Guarantors party thereto, Harris N.A., as Administrative Agent, the Lenders party thereto (as amended from time to time, the *"Credit Agreement"*), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Canadian Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF CANADA INC.

By ________________________________
Name ______________________________
Title ______________________________

EXHIBIT D-3

SWING NOTE

____________, ___

FOR VALUE RECEIVED, the undersigned, Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), hereby promises to pay to the order of ___________________ (the *"Lender"*) on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, at the principal office of Harris N.A., as Administrative Agent, in Chicago, Illinois, in immediately available funds, the aggregate unpaid principal amount of all Swing Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Swing Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is the Swing Note referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006, among the Borrower, Student Transportation of Canada Inc., the Guarantors party thereto, the Lenders party thereto, and Student Transportation of America, Inc., ________________, Harris N.A., as Administrative Agent for the Lenders (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF AMERICA

By ____________________________
Name __________________________
Title __________________________

EXHIBIT D-4

FORM OF ACCEPTANCE NOTE

PROMISSORY NOTE

______________, _______

FOR VALUE RECEIVED, the undersigned, Student Transportation of Canada Inc., an Ontario corporation (the *"Canadian Borrower"*), hereby promises to pay to the order of ____________________ (the *"Lender"*) on ____________________ at ______________________________ in Toronto, Ontario, in immediately available funds, the principal sum of ____________________ Canadian Dollars.

This Acceptance Note is one of the Acceptance Notes referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among Student Transportation of America Inc., Student Transportation of Canada Inc., the Guarantors party thereto, Harris N.A., as Administrative Agent, the Lenders party thereto (as amended from time to time, the *"Credit Agreement"*), and this Acceptance Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Acceptance Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

The Credit Agreement provides for the acceleration of the maturity of this Acceptance Note upon the occurrence of certain events and for prepayments of Bankers' Acceptances upon the terms and conditions specified therein.

The Canadian Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF CANADA INC.

By ______________________________

Name ____________________________

Title ____________________________

EXHIBIT E

STUDENT TRANSPORTATION OF AMERICA, INC.

COMPLIANCE CERTIFICATE

To: Harris N.A., as Administrative Agent under, and the Lenders party to, the Credit Agreement described below

This Compliance Certificate is furnished to the Administrative Agent and the Lenders pursuant to that certain Second Amended and Restated Credit Agreement dated as of December 14, 2006 among us (the *"Credit Agreement"*). Unless otherwise defined herein, the terms used in this Compliance Certificate have the meanings ascribed thereto in the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFIES ON BEHALF OF THE BORROWER THAT:

1. I am the duly elected ____________ of Student Transportation of America, Inc.;

2. I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Borrower and its Subsidiaries during the accounting period covered by the attached financial statements;

3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or the occurrence of any event which constitutes a Default or Event of Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Compliance Certificate, except as set forth below;

4. The financial statements required by Section 8.5 of the Credit Agreement and being furnished to you concurrently with this Compliance Certificate are true, correct and complete in all material respects as of the date and for the periods covered thereby; and

5. Schedule I hereto sets forth financial data and computations evidencing the Borrower's compliance with certain covenants of the Credit Agreement, all of which data and computations are, to the best of my knowledge, true, correct and complete in all material respects and have been made in accordance with the relevant Sections of the Credit Agreement.

6. The Parent has not assets other than its investment in STA Holdings.

Described below are the exceptions, if any, to paragraph 3 by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking, or proposes to take with respect to each such condition or event:

____

____

____

____

The foregoing certifications, together with the computations set forth in Schedule I hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this ______ day of __________________ _____.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ____________________________________
Name ______________________________
Title ______________________________

SCHEDULE I
TO COMPLIANCE CERTIFICATE

COMPLIANCE CALCULATIONS
FOR CREDIT AGREEMENT DATED AS OF DECEMBER 14, 2006

CALCULATIONS AS OF ____________, ______

A. Interest Coverage Ratio (Section 8.24)

1.	Net Income for past 12 months	$__________
2.	Interest Expense for past 12 months	$__________
3.	Income taxes for past 12 months	$__________
4.	Depreciation and Amortization Expense for past 12 months	$__________
5.	Write-off of expenses per definition of Adjusted EBITDA	$__________
6.	Sum of lines A1, A2, A3, A4 and A5	$__________
7.	Cash Interest Expense (line A9)	$__________
8.	Ratio of Line A6 to Line A7	____: 1.0
9.	The Borrower is in compliance (circle yes or no)	yes/no

B. Total Funded Debt to Adjusted EBITDA (Section 8.25)

1.	Total Funded Debt		$__________
	U.S. Senior Debt	________	
	Canadian Senior Debt	________	
	Subordinated Debt	________	
	Seller Debt	________	
	Guarantees	________	
	Other Debt	________	
2.	Net Income for past 12 months		$__________
3.	Interest Expense for past 12 months		$__________
	Interest on Senior Debt	________	
	Cash Interest on Subordinated Debt	________	
	PIK Interest on Subordinated Debt	________	
	Other Interest	________	
4.	Income taxes for past 12 months		$__________

5.	Depreciation and Amortization Expense for past 12 months	$__________
6.	Write-off of expenses per definition of EBITDA	$__________
7.	EBITDA from permitted Acquisitions adjusted for savings per schedule attached	$__________
8.	Projected EBITDA from new Bid Contracts per schedule attached	$__________
9.	Non-cash expense relating to STA Holdings Equity Incentive Plan (*minus* the amount paid in cash to the extent not deducted from Net Income)	
10.	EBITDA from Terminated Contracts per schedule attached	$__________
11.	Sum of Lines B2, B3, B4, B5, B6, B7, B8 and B9 *minus* B10 (*"Adjusted EBITDA"*)	$__________
12.	Ratio of Line B1 to B10	____: 1.0
13.	Line B12 ratio must not exceed	____: 1.0
14.	The Borrower is in compliance (circle yes or no)	yes/no

C. Total Senior Funded Debt to Adjusted EBITDA (Section 8.26)

1.	Total Funded Debt	$__________
2.	Subordinated Debt	$__________
3.	Line C1 *minus* C2 (Total Senior Funded Debt)	$__________
4.	Adjusted EBITDA Amount from Line B11	$__________
5.	Ratio of Line C3 to C4	____: 1.0
6.	Line C5 ratio must not exceed	____: 1.0
7.	The Borrower is in compliance (circle yes or no)	yes/no

D. Capital Expenditures (Section 8.27)

1.	Rolling 12-month Capital Expenditures	$__________
2.	Permitted Acquisition and new Bid Contract Cap Ex	$__________
3.	Net Proceeds from Equipment Sales	$__________
4.	Cap Ex funded with issuance of Equity	$__________
5.	D1 *minus* D2 *minus* D3 *minus* D4	$__________
6.	Maximum permitted amount	$__________
7.	The Borrower is in compliance (circle yes or no)	yes/no

E. Permitted Acquisitions (U.S.)
for year to date identified and described on attachment $__________

Date	Amount
______________	______________
______________	______________
______________	______________

F. Permitted Acquisitions (Canadian)
for year to date identified and described on attachment $__________

Date	Amount
______________	______________
______________	______________
______________	______________

G. Permitted U.S. Bid Contracts $__________
for year to date per attachment

Date	Amount
______________	______________
______________	______________
______________	______________

H. Permitted Canadian Bid Contracts $__________
for year to date per attachment

Date	Amount
______________	______________
______________	______________
______________	______________

I. Indebtedness (Section 8.7(g))

1. Purchase money indebtedness $__________

2. Capitalized Lease Obligations $__________

3. Unsecured Indebtedness for Borrowed Money (not otherwise permitted) $__________

4. Sum of Lines I1, I2, and I3 (not to exceed $10,000,000) $__________

5. The Borrower is in compliance (circle yes or no) yes/no

J. Repurchase/Redemptions (Section 8.12(vii))

1. Aggregate principal amount of Subordinated Notes repurchased since Closing Date $__________

2. Aggregate principal amount of Income Participating Securities redeemed since the Closing Date $__________

3. Sum of Lines J1 and J2 (not to exceed $5,000,000) $__________

4. The Borrower is in compliance (circle yes or no) yes/no

Exhibit F

Assignment and Acceptance

Dated _____________, _____

Reference is made to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (the *"Credit Agreement"*) among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, the Lenders (as defined in the Credit Agreement) and Harris N.A., as Administrative Agent for the Lenders (the *"Administrative Agent"*). Terms defined in the Credit Agreement are used herein with the same meaning.

____ (the *"Assignor"*) and __________________________ (the *"Assignee"*) agree as follows:

1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the amount and specified percentage interests shown on Annex I hereto of the Assignor's rights and obligations under the Credit Agreement as of the Effective Date (as defined below), including, without limitation, such percentage interest in the Assignor's Commitments as in effect on the Effective Date and the Loans, if any, owing to the Assignor on the Effective Date and the Assignor's Percentage of any outstanding L/C Obligations.

2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim, lien, or encumbrance of any kind; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower or any Subsidiary of any of their respective obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto.

3. The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered to the Lenders pursuant to Section 8.5(a) and (b) thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit

Agreement; (iii) appoints and authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender including, without limitation, pursuant to Section 13.1 of the Credit Agreement; and (v) specifies as its lending office (and address for notices) the offices set forth on its Administrative Questionnaire.

4. As consideration for the assignment and sale contemplated in Annex 1 hereof, the Assignee shall pay to the Assignor on the Effective Date in Federal funds and/or Canadian Dollars, as applicable, the amount agreed upon between them. It is understood that commitment and/or letter of credit fees accrued to the Effective Date with respect to the interest assigned hereby are for the account of the Assignor and such fees accruing from and including the Effective Date are for the account of the Assignee. Each of the Assignor and the Assignee hereby agrees that if it receives any amount under the Credit Agreement which is for the account of the other party hereto, it shall receive the same for the account of such other party to the extent of such other party's interest therein and shall promptly pay the same to such other party.

5. The effective date for this Assignment and Acceptance shall be ___________, ____ (the "*Effective Date*"). Following the execution of this Assignment and Acceptance, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent and, if required, the relevant Borrower.

6. Upon such acceptance and recording, from and after the Effective Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

7. Upon such acceptance and recording, from and after the Effective Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and commitment fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Effective Date directly between themselves.

8. In accordance with Section 13.12 of the Credit Agreement, the Assignor and the Assignee request and direct that the Administrative Agent prepare and request the Borrower or Canadian Borrower, as applicable, to execute and deliver to the Assignee the relevant Notes payable to the Assignee in the amount of its Commitments and new Notes to the Assignor in the amount of its Commitments after giving effect to this assignment.

9. This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of Illinois.

[ASSIGNOR LENDER]

By ______________________________
Name ____________________________
Title ____________________________

[ASSIGNEE LENDER]

By ______________________________
Name ____________________________
Title ____________________________

Accepted and consented this
____ day of ____________

STUDENT TRANSPORTATION OF AMERICA, INC.

By ________________________
Name ______________________
Title ______________________

Accepted and consented to by the Administrative Agent this
_______ day of _________________

____________________________, as Administrative Agent

By ______________________________
Name _________________________
Title __________________________

ANNEX I
TO ASSIGNMENT AND ACCEPTANCE

The assignee hereby purchases and assumes from the assignor the following interest in and to all of the Assignor's rights and obligations under the Credit Agreement as of the effective date.

FACILITY ASSIGNED	AGGREGATE COMMITMENT/LOANS FOR ALL LENDERS	AMOUNT OF COMMITMENT LOANS/ASSIGNED	PERCENTAGE ASSIGNED OF COMMITMENT LOANS
Revolving Credit	$__________	$__________	$__________
Canadian Revolving Credit	$__________	$__________	$__________

EXHIBIT G

SUBSIDIARY GUARANTEE AGREEMENT

_______________, _____

HARRIS N.A., as Administrative Agent for the Lenders party to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among Student Transportation of America, Inc., Student Transportation of Canada Inc., certain Guarantors, such Lenders and such Administrative Agent (as amended, modified or otherwise supplemented from time to time, the *"Credit Agreement"*)

Dear Sirs:

Reference is made to the Credit Agreement described above. Terms not defined herein which are defined in the Credit Agreement shall have for the purposes hereof the meaning provided therein.

The undersigned, **[name of Domestic Subsidiary Guarantor]**, a **[jurisdiction of organization] [corporation/limited liability company/general partnership/limited partnership]**, hereby confirms that it is to be a *"Guarantor"* for all purposes of the Credit Agreement, effective from the date hereof. The undersigned confirms that the representations and warranties set forth in Section 6 of the Credit Agreement are true and correct in all material respects as to the undersigned as of the date hereof (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date).

Without limiting the generality of the foregoing, the undersigned hereby agrees to perform all the obligations of a Guarantor under, and to be bound in all respects by the terms of, the Credit Agreement, including without limitations Section 12 thereof, to the same extent and with the same force and effect as if the undersigned were a direct signatory thereto.

This Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois.

Very truly yours,

[NAME OF SUBSIDIARY GUARANTOR]

By ______________________________

Name ___________________________

Title ____________________________

EXHIBIT H

COMMITMENT AMOUNT INCREASE REQUEST

_______________, ____

To: Harris N.A., as Administrative Agent for the Lenders parties to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent

Ladies and Gentlemen:

The undersigned, Student Transportation of America, Inc. (the *"Borrower"*) hereby refers to the Credit Agreement and requests that the Administrative Agent consent to an increase in the aggregate Revolving Credit Commitments and/or Canadian Revolving Credit Commitments (the *"Commitment Amount Increase"*), in accordance with Section 1.17 of the Credit Agreement, to be effected by **[an increase in the [Revolving Credit Commitment] [Canadian Revolving Credit Commitment] of [name of existing Lender] [name of existing Canadian Lender] [the addition of [name of new Lender] (the *"New Lender"*) as a Lender under the terms of the Credit Agreement]**. Capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

After giving effect to such Commitment Amount Increase, the **[Revolving Credit Commitment] [Canadian Revolving Credit Commitment]** of the **[Lender] [New Lender]** shall be $____________.

[Include paragraphs 1-4 for a New Lender]

1. The New Lender hereby confirms that it has received a copy of the Loan Documents and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Loans and other extensions of credit thereunder. The New Lender acknowledges and agrees that it has made and will continue to make, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, its own credit analysis and decisions relating to the Credit Agreement. The New Lender further acknowledges and agrees that the Administrative Agent has not made any representations or warranties about the credit worthiness of the Borrower or any other party to the Credit Agreement or any other Loan Document or with respect to the legality, validity,

sufficiency or enforceability of the Credit Agreement or any other Loan Document or the value of any security therefor.

2. Except as otherwise provided in the Credit Agreement, effective as of the date of acceptance hereof by the Administrative Agent, the New Lender (i) shall be deemed automatically to have become a party to the Credit Agreement and have all the rights and obligations of a *"Lender"* or *"Canadian Lender,"* as applicable, under the Credit Agreement as if it were an original signatory thereto and (ii) agrees to be bound by the terms and conditions set forth in the Credit Agreement as if it were an original signatory thereto.

3. The New Lender shall deliver to the Administrative Agent an Administrative Questionnaire.

[4. The New Lender has delivered, if appropriate, to the Borrower and the Administrative Agent (or is delivering to the Borrower and the Administrative Agent concurrently herewith) the tax forms referred to in [Section 13.1] [Section 12.1] of the Credit Agreement.]*

THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACTUAL OBLIGATION UNDER, AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS.

The Commitment Amount Increase shall be effective when the executed consent of the Administrative Agent is received or otherwise in accordance with Section 1.17 of the Credit Agreement, but not in any case prior to ____________________, ____. It shall be a condition to the effectiveness of the Commitment Amount Increase that all expenses referred to in Section 1.17 of the Credit Agreement shall have been paid.

The Borrower hereby certifies that no Default, Event of Default or Dividend Suspension Period has occurred and is continuing.

Please indicate the Administrative Agent's consent to such Commitment Amount Increase by signing the enclosed copy of this letter in the space provided below.

Very truly yours,

[INSERT NAME OF BORROWER]

By ______________________________
Name ____________________________
Title _____________________________

---

* Insert bracketed paragraph if New Lender is organized under the law of a jurisdiction other than the United States of America or a state thereof.

[NEW OR EXISTING LENDER INCREASING
COMMITMENTS]

By ________________________________
Name______________________________
Title_______________________________

The undersigned hereby consents on this __ day of ____________, _____ to the above-requested Commitment Amount Increase.

HARRIS N.A., as Administrative Agent

By ________________________________
Name______________________________
Title_______________________________

SCHEDULE I

NAME OF LENDER	REVOLVING CREDIT COMMITMENT	CANADIAN REVOLVING CREDIT COMMITMENT
BMO Capital Markets Financing, Inc.	$18,000,000	$0
General Electric Capital Corporation	$15,000,000	$0
CIBC, Inc.	$12,000,000	$0
Bank of Montreal	$0	CAN$13,200,000
GE Canada Finance Holding Company	$0	CAN$11,000,000
Canadian Imperial Bank of Commerce	$0	CAN$8,800,000

SCHEDULE 1.2

EXISTING LETTERS OF CREDIT

NUMBER	BENEFICIARY	AMOUNT	EXPIRY
HACH141590OS	Perkiomen Valley School District	$585,478.69	June 30, 2007
HACH99098OS	National Interstate Insurance	$955,776.00	March 29, 2007

SCHEDULE 6.2

SUBSIDIARIES

The ownership of STA Holdings stock is as described in the Public Reports.

NAME OF OWNER	NAME OF ISSUER	JURISDICTION OF INCORPORATION	NO. OF SHARES/ UNITS	CERTIFICATE NO.
Student Transportation of America, Inc.	STA of Connecticut, Inc.	Connecticut	10	2
Student Transportation of America, Inc.	Goffstown Truck Center, Inc.	New Hampshire	200	14
Student Transportation of America, Inc.	Rick Bus Company	New Jersey	100	8
Student Transportation of America, Inc.	STA of New Jersey, Inc.	New Jersey	100	9
Student Transportation of America, Inc.	STA of Pennsylvania, Inc.	Pennsylvania	300	6
Student Transportation of America, Inc.	STA Transportation of Pittsburgh, Inc.	Pennsylvania	90	5
Student Transportation of America, Inc.	Santa Barbara Transportation Corporation	California	1,000	C-6
Student Transportation of America, Inc.	Southwest Student Transportation LC	Texas	25,000 units	6
Student Transportation of America, Inc.	North Bend Bus Company, Inc.	Oregon	9	11
Student Transportation of America, Inc.	Student Transportation of Vermont, Inc.	Vermont	50	5

NAME OF OWNER	NAME OF ISSUER	JURISDICTION OF INCORPORATION	NO. OF SHARES/ UNITS	CERTIFICATE NO.
Student Transportation of America, Inc.	STA of New York, Inc.	New York	200	32
Student Transportation of America, Inc.	James O. Sacks, Inc.	Pennsylvania	5,000	10
Student Transportation of America, Inc.	Positive Connections, Inc.	Illinois	1,000	1
Student Transportation of America, Inc.	Byrd Yeany Busing, Inc.	Pennsylvania	100	3
Student Transportation of America, Inc.	Hudson Bus Lines, Inc.	Maine	6	12
Student Transportation of America, Inc.	McCrillis Transportation, Inc.	Maine	100	5
Student Transportation of America, Inc.	Positive Connections Leasing Corp.	Illinois	1,000	1
Student Transportation of America, Inc.	Dail Transportation Inc.	New Hampshire	600,000	7A and 8A
Student Transportation of America, Inc.	Ledgemere Transportation, Inc.	Maine	3,750	3
STA of Pennsylvania, Inc.	Krise Bus Service, Inc.	Pennsylvania	100	2
STA of Pennsylvania, Inc.	Ralph Prichard Schoolbuses, Inc.	Pennsylvania	100,000	3
STA of Pennsylvania, Inc.	Altoona Student Transportation, Inc.	Delaware	1,000	1
Student Transportation of America, Inc.	Student Transportation of Canada Ltd.	Ontario	100	C-2

NAME OF OWNER	NAME OF ISSUER	JURISDICTION OF INCORPORATION	NO. OF SHARES/ UNITS	CERTIFICATE NO.
Student Transportation of America, Inc.	Student Transportation of Canada Inc.	Ontario	100	C-1
Student Transportation of Canada Inc.	Toshmar Bus Lines Limited	Ontario	3,999	13
Student Transportation of Canada Inc.	Simcoe Coach Lines Limited	Ontario	1,000	C-2
Student Transportation of America Ltd.	Student Transportation of America Holdings, Inc.	Delaware		
Student Transportation of America Holdings, Inc.	Student Transportation of America ULC	Nova Scotia	421,409	
Student Transportation of America Holdings, Inc.	Student Transportation of America, Inc.	Delaware		

SCHEDULE 6.11

EXISTING LITIGATION

There is no litigation, governmental proceeding or labor controversy pending or threatened against the Borrower or its Subsidiaries which, if adversely determined, could reasonably be expected to have a Material Adverse Effect. Separate and apart from any litigation listed on the Borrower's insurance loss runs for Auto Liability and/or Workers Compensation Liability, the Borrower also is dealing with the following pending or threatened litigation matters, which the Borrower believes will not, individually or in the aggregate, give rise to a Material Adverse Effect on the Borrower or its Subsidiaries:

1. Richard Ellenberger

Plaintiff is a former employee of Krise Bus (an acquired subsidiary of STA) in Pennsylvania who has alleged that he is due back pay for employment from June, 2004 (the month in which STA purchased Krise Bus) through the end of calendar 2004. His claim is for approximately $23,000. Plaintiff had an employment contract with Krise Bus that required the company to give 12 days notice of termination if it wished to terminate for any reason. STA terminated the plaintiff shortly after the time of acquisition and, at the time of termination, he was paid out the 12 days pay, in lieu of notice. Termination was due to the fact that his finance/controller position was eliminated as a result of the Krise Bus purchase. At this point, STA's position is that it substantially complied with the contract when he was notified of the end of the agreement. While Ellenberger has not made a formal demand for settlement, his counsel has indicated that he is interested in discussing settlement and that he is looking for something in the nature of "severance" pay. The Company has made the decision not to pursue any discovery or a motion to dismiss at this time. Counsel advises that there has been no change in status of this case since May 5, 2006. The plaintiff has not taken any action to advance this case beyond filing the Complaint.
Counsel: Ellen P. Milcic, Thorpe, Reed & Armstrong, Pittsburgh, PA.

2. Schools Excess Liability Fund ("S.E.L.F.") vs. Santa Barbara Transportation ("SBT")

In April of 1994, over two years prior to STA's acquisition of SBT, an incident occurred involving SBT that gave rise to a serious personal injury lawsuit involving a wheelchair-bound student from California, Richard Houghton. SBT tendered defense of the suit to its various primary and excess insurers. In May, 1999, the lawsuit was settled. Two of SBT's insurers, Westchester and S.E.L.F. each contributed $2.1 million to the settlement. The insurers reserved rights as between each other at the time of the settlement. In May, 2000, S.E.L.F. initiated a lawsuit against Westchester for recovery of the amount it advanced into the settlement, based on an argument that the Westchester coverage had to be exhausted before resorting to the S.E.L.F. coverage. Westchester then filed a cross-complaint against S.E.L.F. seeking to recoup its own contribution to the settlement.

On October 29, 2001, Westchester reiterated to SBT its support of the original settlement by executing an indemnity agreement (the "Indemnity") in favor of both SBT and STA covering any liability or costs arising from the 1994 case, its settlement, or any action which may be taken by S.E.L.F. against STA or SBT. In August, 2004, with the legal dispute between the insurers still pending after over four years, counsel to SBT notified STA that S.E.L.F. had filed an additional lawsuit directly against SBT alleging breach of contract, seeking rescission, reformation and other remedies, and claiming for the return of its $2.1 million contribution to the settlement. Management believes this claim to be tactical in nature, and an attempt to leverage its main case against Westchester by implicating its 'customer', SBT. By a signed letter dated August 27, 2004, Westchester acknowledged to STA the suit launched by S.E.L.F. and reiterated to STA that it would be bound by the October 29, 2001 indemnity it signed in favor of STA and SBT. Westchester, accordingly, referred the matter to its attorneys in late 2004 and since that time has assumed all costs of defense of the S.E.L.F. claim for SBT and STA. STA Counsel also filed a motion for summary judgment. In the motion, counsel asked the court to rule that S.E.L.F. has no valid claim against STA, and that many of its claims against SBT were invalid. Specifically, the motion alleged that S.E.L.F.'s claims are barred because S.E.L.F. failed to issue a reservation of rights against SBT regarding the Houghton action. STA was granted Summary Judgment on May 25, 2006. STA was dismissed and released from the litigation. SBT remains a defendant; however, this matter is essentially a dispute between two insurers, with STA caught in the middle. STA and SBT have been fully indemnified in writing for liabilities and all legal fees by Westchester Insurance, and hence management of STA has not viewed the matter, in any event, as a concern and it has not given rise to any litigation counsel fees. However, given the complexity of the case and the effort required to monitor the matter, it is a very positive development that STA has now been removed from the action.

On November 13, 2006 the trial on equitable issues was commenced. This trial was to address solely Westchester's claim for reformation of the Westchester policy to exclude coverage of the Houghton incident as to S.E.L.F. In other words, Westchester is attempting to recover the $2.1 million it paid towards the settlement from S.E.L.F. (plus interest since 1999). This phase does not expose SBT to liability. The reformation action will examine whether SBT and Westchester both believed that in 1993/1994, when the policy was written, the policy was not intended to cover buses operated by the District, for which SBT obtained coverage through the District. If the court finds SBT and Westchester did not intend the policy to cover District buses, the court also will examine whether it is equitable to allow Westchester to assert the reformed policy against S.E.L.F. In other words, at issue is the fairness of allowing Westchester to have the policy reformed years after the incident, and use the reformed policy to recover $2.1 million (plus interest) from S.E.L.F. As this is an equitable issue, arguably the circumstances surrounding the parties' relationships (including SBT, S.E.L.F. and Westchester's relationships as the Houghton action was approaching trial and settlement) will be relevant, and will be put before the court. Trial began as scheduled on November 13, 2006 and ended up spanning three weeks. The judge has taken the first phase under submission. Closing arguments were heard on November 30. By statute, the judge has 90 days to issue his decision (until February 28, 2007). Once the judge makes the decision, the scope of any subsequent phases of trial will be determined.

Counsel: Carol Sherman Zaist and Greg Dillion, Newmeyer & Dillion, Newport Beach, CA.

3. Cris Critchley vs. Southwest Student Transportation ("SST")

Plaintiff is an ex-employee from Texas. He is claiming wrongful termination for refusing to perform an unlawful act. Cris Critchley was employed as a bus driver for SST. He claims that he was terminated for refusing to perform criminal activities that would endanger the lives of minor children, Mr. Critchley claims the basis for these allegations is that the bus he was assigned to drive on July 27, 2004 had so much play in the steering wheel, that it was not safe. The case is not yet set for trial. Plaintiff's last settlement demand was $14,500. SST's last offer to settle was for $3,000. The case is set for the Alternative Dispute Resolution docket on 1/17/07, and currently the jury trial date is scheduled for 5/14/07.
Counsel: Judith Blakeway, Strasburger & Price, LLP, San Antonio, Texas.

4. STA vs. John H. Kemp and Eileen M. Kemp

STA purchased the shares of Kemp's Bus Service, Inc. from John and Eileen Kemp pursuant to a Stock Purchase Agreement. Part of the purchase deal included the lease of the Kemps' terminal for a period of time, a terminal they then shared. During the period that Kemp's and STA shared the operating site under the lease arrangement, the Kemps' motorcoach company purchased fuel from STA and STA invoiced Kemp's for the fuel. The parties had a dispute as to the amount of monies due and owing to each other. STA claims that approximately $94,000 is due from the Kemps, primarily for invoiced fuel. The Kemps claim that only $26,000 is due and owing to STA. STA filed a lawsuit against the Kemps to recover the amounts due and owing and intends to vigorously advance the case. STA also sought to offset monies due and owing under the terms of the promissory note payable in connection with the sale. STA requested that the Court permit payment into Court of the monies due to the Kemps. STA is also requesting that the Court permit STA to continue to use the trade name 'Kemps Bus Service' Further, STA is claiming damages for breach of contract as a result of Kemp's interference with the Greece Central School District contract, which was acquired in the transaction. In response, the Kemps have countered that STA should be prevented from using the trade name 'Kemps Bus Service'. In late May, the Court entertained preliminary arguments with regard to monies due and owing under the terms of the promissory note. STA had argued that monies that were due under the promissory note should be offset by the monies owed by the Kemps. The Court denied STA that relief, but indicated that John Kemp appeared to be in conflict by his functions at the District. STA paid the portion of the promissory note payment that was not in dispute. The parties are both in the process of responding to continuing document discovery requests and setting up depositions with regard to the various claims and counterclaims outlined above. There has been no change in status of this case since September 20, 2006.

Counsel: Mike Law and Jackie Polito, Phillips Lytle LLP, Rochester, NY.

5. Bellew, Neth and Robb v. STA of N.Y. Inc. and Kemp's Bus Services, Inc.

Bellew, Neth and Robb filed a joint lawsuit against STA claiming wrongful termination based upon violations of Labor Law §740. Labor Law § 740 is New York State's whistleblower statute. Each plaintiff alleges in the same lawsuit that they were either terminated or constructively discharged after they made complaints to their boss about various alleged safety issues. It is a defense to the statute that the employee's termination was based upon a legitimate business rationale. The statute permits an award of attorney fees to either the employee or the employer depending upon the facts. STA answered the Complaint and denied any and all wrongdoing. STA argued that Bellew and Robb voluntarily quit their employment. Plaintiff Neth was terminated for cause. The NYS Unemployment Board has upheld a finding of termination for cause as it relates to Neth's claim for unemployment benefits. STA has yet to serve discovery demands upon the plaintiffs to move the litigation forward as the plaintiffs are not pushing the case process. There has been no change in status of this case since September 20, 2006. This case is being covered by STA's EPLI carrier, subject to a $100,000 deductible.
Counsel: Jacqueline Phipps Polito, Phillips Lytle, LLP.

6. Mary Catalino case in U.S. District Court, Rochester N.Y.

On June 9, 2006, plaintiff commenced a class action on behalf of herself and certain other current and former employees of STA of New York, Inc. and its parent company who performed dispatching duties, seeking damages for unpaid overtime under federal and state law. Although Student Transportation of America, Inc. does not, in most instances, directly employ the dispatching employees, suit alleges that Student Transportation is a "joint employer" within the meaning of the Fair Labor Standards Act, and therefore potentially liable to pay any proven unpaid overtime, liquidated damages and attorneys' fees. Prior to any motion for class certification, the Company and STA of New York, Inc. entered into a settlement with the named plaintiff. Since the claims were brought under the FLSA, court approval of any settlement was required. On December 11, 2006, the Court found that the settlement was reasonable and therefore approved the settlement, dismissing the action with prejudice against the named plaintiff.

Counsel: Paul I. Perlman, Hodgson Russ LLP, Buffalo, New York.

SCHEDULE 8.7

EXISTING INDEBTEDNESS FOR BORROWED MONEY

SELLER	OUTSTANDING PRINCIPAL AMOUNT
John / Eileen Kemp	100,000
Tim Krise	157,500
James Sacks	383,334
Phil and Patsy Dail	0
John McCrillis	132,000
Mike Perry	2,820,000
Total	3,592,834

SCHEDULE 8.8(g)

EXISTING LIENS

All Liens except those permitted under Section 8.8 of the Agreement or those described below will be released by the secured parties with respect thereto prior to or contemporaneously with the Closing Date:

1. UCC-1 financing statements filed listing the Borrower or a Subsidiary as the debtor thereunder filed for notice or precautionary purposes only in connection with lease or bailment transactions.

2. The Federal Tax Lien Index indicates a Lien against Positive Connections, Inc., a Subsidiary of Borrower, filed in 2001 in the amount of $11,500.06. In 2002, the IRS issued a letter indicating that no taxes were owing by that company. However, despite repeated attempts to have the IRS remove the Lien from the register, the IRS has failed to do so.

3. Three minor legal judgments, the details of which have been disclosed to Noteholders' counsel, in Texas, California and New Jersey. Together, the three claims amount to an aggregate of less than $20,000.

Schedule 8.9

Existing Investments

None

Execution Version

STUDENT TRANSPORTATION OF AMERICA, INC.

US$35,000,000 Principal Amount Senior Notes
due December 15, 2011

NOTE PURCHASE AGREEMENT

Dated as of December 14, 2006

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THIS NOTE PURCHASE AGREEMENT (the **"Agreement"**) is entered into as of December 14, 2006 by and among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the **"Issuer"**), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC, a Delaware corporation, STUDENT TRANSPORTATION OF AMERICA LTD., an Ontario corporation, SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada, LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada, those persons from time to time entered into the register as holders of the Notes (as defined below) by proper endorsement and delivery (each a **"Noteholder"** and collectively the **"Noteholders"**) and COMPUTERSHARE TRUST COMPANY, INC., a Colorado limited purpose trust company. All capitalized terms used herein shall have the meanings given to such terms in Schedule B attached hereto; references to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

RECITALS

WHEREAS, The Issuer desires to sell certain Notes to the Noteholders as provided in this Agreement subject to the terms and conditions set forth herein.

WHEREAS, Student Transportation of America Holdings, Inc., a Delaware corporation (**"Holdings"**) and each of Holdings' and the Issuer's Domestic Subsidiaries are willing to guaranty all of the obligations of the Issuer and enter into certain security documents to secure the obligations under such guaranties;

WHEREAS, Holdings and the Issuer are willing to pledge all of the capital stock in all of their Domestic Subsidiaries and 65% of the capital stock in their Foreign Subsidiaries as security for the guaranty by Holdings and the obligations of the Issuer hereunder;

WHEREAS, Student Transportation of America Ltd., an Ontario corporation (**"Parent"**) will derive direct and indirect benefits from the purchase of the Notes by the Noteholders;

NOW THEREFORE, in consideration of the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. AUTHORIZATION OF NOTES; GUARANTY.

The Issuer has authorized the issuance and sale of an aggregate principal amount of US$35,000,000 of Senior Notes due December 15, 2011 (the **"Notes"**, such term to include any such Notes issued in substitution therefor pursuant to Section 15 of this Agreement). The Notes shall be substantially in the form set out in Exhibit 1(a) with such changes therefrom, if any, as may be approved in writing by the Noteholders and the Issuer. The Notes will be guaranteed by Holdings pursuant to a guaranty in substantially the form of Exhibit 1(b) (the **"Holdings Guaranty"**) and each Domestic Subsidiary of the Issuer and Holdings and any Foreign Subsidiary required to execute and deliver a guaranty pursuant to Section 9.10(a) (individually, a **"Subsidiary Guarantor"** and collectively, the **"Subsidiary Guarantors"**)

pursuant to a guaranty in substantially the form of Exhibit 1(c) (the **"Subsidiary Guaranty"**). The Notes, the Holdings Guaranty and the Subsidiary Guaranty shall rank *pari passu* with all other Senior Indebtedness of the Issuer, Holdings or any Domestic Subsidiary, as the case may be. The Notes shall be further secured as set forth in the Security Documents.

2. SALE AND PURCHASE OF NOTES; DESIGNATION AS SENIOR INDEBTEDNESS.

Subject to the terms and conditions of this Agreement, the Issuer will issue and sell to the Noteholders, and the Noteholders will purchase from the Issuer, at the Closing provided for in Section 3, Notes in the principal amount specified opposite each Noteholder's name in Schedule A at the purchase price of 100% of the principal amount thereof. Each Noteholder's obligation hereunder is several and not joint and one Noteholder shall not have liability to any Person for the performance or non-performance by another Noteholder hereunder. The purchase and sale of the Notes under this Agreement, the Obligations under this Agreement, the Notes and the Security Documents constitute "Designated Senior Indebtedness" under the Subordinated Note Indenture.

3. CLOSING.

The sale and purchase of the Notes to be purchased by the Noteholders shall occur at the offices of Baker & McKenzie LLP, One Prudential Plaza, Suite 3900, 130 E. Randolph Drive, Chicago, Illinois 60601 (the **"Closing"**) on a Business Day as may be mutually agreed upon by the Issuer and the Noteholders. At the Closing, the Issuer will deliver to the Noteholders the Notes to be purchased by each Noteholder in the form of a single Note (or such greater number of Notes in denominations of at least US$500,000 as such Noteholder may request) dated the Closing Date and registered in such Noteholder's name (or in the name of such Noteholder's nominee), against delivery by each Noteholder to the Issuer or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Issuer to the account or accounts described on Schedule 3. If at the Closing the Issuer fails to tender such Notes to the Noteholders as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to the Noteholders' satisfaction, the Noteholders shall, at their election, be relieved of all further obligations under this Agreement, without thereby waiving any rights they may have by reason of such failure or such nonfulfillment.

4. CONDITIONS TO CLOSING.

The Noteholders obligation to purchase and pay for the Notes to be sold by the Issuer at the Closing is subject to the fulfillment to each Noteholder's satisfaction, prior to or on the Closing Date, of the following conditions:

4.1. Representations and Warranties.

The representations and warranties of the Note Purchase Parties in this Agreement shall be true and correct when made and at the time of the Closing.

4.2.Performance; No Default.

The Note Purchase Parties shall have performed and complied with, and shall cause their Subsidiaries to have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or on the Closing Date and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14) no Default or Event of Default shall have occurred and be continuing. Neither the Note Purchase Parties nor any Subsidiary Guarantor shall have entered into any transaction since June 30, 2006 that would have been prohibited by Sections 11.1 through 11.9 hereof had such Sections applied since such date.

4.3.Certificates.

(a) Officer's Certificate. Holdings, the Issuer and each Subsidiary Guarantor shall have each delivered to the Noteholders an Officer's Certificate, in form and content satisfactory to the Noteholders, dated the Closing Date, certifying that the conditions specified in Sections 4.1, 4.2 and 4.7 have been fulfilled.

(b) Secretary's and Incumbency Certificate. Holdings, the Issuer and each Subsidiary Guarantor shall have each delivered to the Noteholders a certificate, in form and content satisfactory to the Noteholders, certifying as to and attaching recent certified copies of (i) the certificate of incorporation, and any amendments thereto, (ii) the bylaws, and any amendments thereto and (iii) resolutions authorizing the transactions contemplated herein. Such certificate shall include a certified copy of a recent good standing certificate from the applicable jurisdictions of incorporation. Such certificate shall also include a statement regarding the incumbent officers of each entity and certification of such incumbent's signature, and any other corporate proceedings relating to the authorization, execution and delivery of the Notes and the Agreement and any documents or instruments relating thereto.

4.4.Opinions of Counsel.

The Noteholders shall have received opinions, in form and content satisfactory to the Noteholders or their counsel, dated the date of the Closing from FagelHaber LLC, counsel to Holdings, the Issuer and the Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4 and covering such other matters incident to the transactions contemplated hereby as the Noteholders and their counsel may reasonably request.

4.5.Purchase Permitted By Applicable Law, etc.

On the Closing Date the Noteholders purchase of Notes shall (i) be permitted by the laws and regulations of each jurisdiction to which each Noteholder is subject, without recourse to provisions permitting limited investments by insurance companies without restriction as to the character of the particular investment, (ii) not violate any applicable law or regulation (including, without limitation, Regulation U, T or X of the Board of Governors of the Federal Reserve System) and (iii) not subject either Noteholder to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the

date hereof. If requested by any Noteholder, such Noteholder shall have received an Officer's Certificate certifying as to such matters of fact as such Noteholder may reasonably specify to enable such Noteholder to determine whether such purchase is so permitted.

4.6.Payment of Fees.

Without limiting the provisions of Section 15.1, the Issuer shall have paid on or before the Closing Date the fees, charges and disbursements as required hereunder, including but not limited to fees and charges of the Noteholders' counsel.

4.7.Changes in Corporate Structure.

Except as specified in Schedule 4.7, none of the Note Purchase Parties nor any of their Subsidiaries shall have changed its jurisdiction of incorporation or been a party to any merger or consolidation and shall not have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.8.Subsidiary Guaranty.

Each Subsidiary Guarantor shall have executed and delivered the Subsidiary Guaranty in favor of the Noteholders.

4.9.Holdings Guaranty.

Holdings shall have executed and delivered the Holdings Guaranty in favor of the Noteholders.

4.10. Security Agreement.

The Issuer, Holdings and the Subsidiary Guarantors shall have executed and delivered the Security Agreement in favor of the Noteholders.

4.11. Pledge Agreement.

The Pledge Agreement shall have been executed and delivered in favor of the Noteholders pledging 100% of the issued and outstanding capital stock of the Issuer, 100% of the issued and outstanding capital stock of each Subsidiary Guarantor and 65% of the issued and outstanding capital stock of each Foreign Subsidiary.

4.12. Mortgages.

Mortgages or deeds of trust or the equivalent in any applicable jurisdiction, in form and content satisfactory to the Noteholders or their counsel, shall have been executed, fully notarized and delivered for any parcel or adjacent parcels of real estate owned by each member of the Secured Group which has a fair market value greater than US$400,000.

4.13. Account Control Agreement(s).

Each member of the Secured Group shall have delivered to the Noteholders account control agreements, in form and content satisfactory to the Noteholders or their counsel, sufficient to grant a first priority lien in favor of the Noteholders for all deposit accounts maintained by each member of the Secured Group and all securities accounts maintained by the Issuer, Holdings and each member of the Secured Group, except (i) accounts designated by the Issuer for payroll and payment of taxes, (ii) petty cash accounts that do not have a balance in excess of $150,000 at any time and (iii) accounts utilized in connection with payment of accounts payable which arise in the ordinary course of the Secured Group's business that do not have a balance in excess of $150,000 at any time.

4.14. Notes

The Notes shall have been duly executed by the Issuer and delivered to the Noteholders.

4.15. Lien Searches.

The Noteholders shall have received customary tax, lien and judgment searches satisfactory to the Noteholders, or their counsel, in their sole discretion.

4.16. Financing Statements.

The Noteholders shall have received authorization to file and shall have received duly and properly filed UCC-1 financing statements in the applicable jurisdictions necessary to perfect the Noteholders' security interests under the Security Documents.

4.17. Proceedings and Documents.

Each Noteholder shall receive such other agreements, instruments, documents and certificates including, but not limited to, all corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to the Noteholders, and the Noteholders shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

5. REPRESENTATIONS AND WARRANTIES OF THE ISSUER.

Each of the Note Purchase Parties represents and warrants to the Noteholders and the Trustee as to itself and its Subsidiaries (where applicable) that:

5.1.Organization; Power and Authority.

Such Note Purchase Party, and each of its Subsidiaries, is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and is duly qualified as a foreign corporation or limited liability company and is in good standing in each jurisdiction in which such qualification

is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Note Purchase Party, and each of its Subsidiaries, has the corporate and/or limited liability company power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Notes (in the case of the Issuer) and to perform the applicable provisions hereof and thereof.

5.2.Authorization, etc.

(a) This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Issuer, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or law).

(b) Each of the Holdings Guaranty and the Subsidiary Guaranties have been duly authorized by all necessary corporate or limited liability company (as the case may be) action on the part of Holdings and each Subsidiary Guarantor and upon execution and delivery thereof will constitute the legal, valid and binding obligation of Holdings and each Subsidiary Guarantor, enforceable against Holdings and each Subsidiary Guarantor in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or law).

5.3.Disclosure.

The Note Purchase Parties have delivered, and have caused their Subsidiaries to deliver, to the Noteholders, the Trustee or their counsel, information relating to the transactions contemplated hereby including, without limitation, the Public Reports. The information delivered fairly describes, in all material respects, the general nature of the business and principal properties of the Restricted Group. This Agreement, the information, the documents, certificates or other writings delivered to the Noteholders and/or the Trustee by or on behalf of the Restricted Group in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, as of the Closing Date do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. To the extent the documents delivered to the Noteholders contain forward looking statements, projections or other information regarding anticipated future events, results or expectations, the Note Purchase Parties have prepared such documents on the basis of information and estimates the Note Purchase Parties reasonably believed at the time to be true and correct after due inquiry (it being understood that (a) projections and forward looking statements reflect the Note Purchase Parties' expectations as at the date of such projections or forward looking statements regarding anticipated future events, results, circumstances, performance or expectations that are not

historical facts; (b) projections or forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved; and (c) a number of factors could cause actual results to differ materially from the amounts projected, expressed or implied in any projections or forward-looking statement of any Note Purchase Party or its Subsidiary). Except as disclosed in one of the documents, certificates or other writings delivered to the Noteholders and/or the Trustee, or in the financial statements listed in Schedule 5.5, since June 30, 2006, there has been no change in the financial condition, operations, business or properties of the Note Purchase Parties and their Subsidiaries, taken as a whole, except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to any Note Purchase Party or to any Subsidiary of any Note Purchase Party, that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the information provided or in the other documents, certificates and other writings delivered to the Noteholders and/or the Trustee by or on behalf of such Note Purchase Party and its Subsidiaries specifically for use in connection with the transactions contemplated hereby.

5.4.Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a) Schedule 5.4 contains (except as noted therein) complete and correct lists of: (i) each Note Purchase Party's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by such Note Purchase Party, (ii) each Note Purchase Party's Affiliates, other than Subsidiaries, and (iii) each Note Purchase Party's directors and senior officers.

(b) All of the outstanding shares of capital stock or similar equity interests of each entity shown in Schedule 5.4 as being owned by a Note Purchase Party have been validly issued, are fully paid and nonassessable and are owned by the by such entity free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).

(c) No Note Purchase Party nor any of its Subsidiaries is a party to, or otherwise subject to, any legal restriction or any agreement (other than this Agreement (in the case of a Note Purchase Party), and the agreements listed on Schedule 5.4 and customary limitations imposed by corporate or limited partnership law statutes) restricting the ability of such Note Purchase Party or its Subsidiary to pay dividends out of profits or make any other similar distributions of profits to any Note Purchase Party or a Subsidiary that owns outstanding shares of capital stock or similar equity interests of another entity.

5.5.Financial Statements.

The Issuer has delivered to the Noteholders copies of the consolidated financial statements of Parent and its Subsidiaries listed on Schedule 5.5. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the

respective periods so specified and have been prepared in accordance with Canadian GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to the absence of footnotes not required in accordance with Canadian GAAP and normal year-end adjustments).

5.6.Compliance with Laws, Other Instruments, etc.

(a) The execution, delivery and performance by the Note Purchase Parties of this Agreement, any of the Security Documents to which such Note Purchase Party is a party and, in the case of the Issuer, the Notes will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Note Purchase Party under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which such entity is bound or by which any Note Purchase Party or any of their respective properties may be bound or affected, unless such contravention, breach default or Lien could not reasonably be expected to have an Material Adverse Effect, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to any Note Purchase Party or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to any Note Purchase Party.

(b) The execution, delivery and performance by each Subsidiary Guarantor of each Security Document to which it is a party will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Subsidiary Guarantor under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which such Subsidiary Guarantor is bound or by which such Subsidiary Guarantor or any of its properties may be bound or affected, unless such contravention, breach default or Lien could not reasonably be expected to have an Material Adverse Effect, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to such Subsidiary Guarantor or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Subsidiary Guarantor.

5.7.Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Note Purchase Parties of this Agreement, the Security Documents to which such Note Purchase Party is party, or, in the case of the Issuer, the Notes, the execution, delivery or performance by Holdings of the Holdings Guaranty or by each Subsidiary Guarantor of the Subsidiary Guaranty and the execution, delivery or performance of each Security Document required by the Noteholders and the Trustee by such party hereunder.

5.8.Litigation; Observance of Statutes and Orders.

(a) Except as disclosed in Schedule 5.8, there are no actions, suits or proceedings pending or, to the knowledge of any Note Purchase Party or their Subsidiaries, threatened against or affecting any Note Purchase Party or their Subsidiaries, or any property of any Note Purchase Party or of any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b) Neither of the Note Purchase Parties nor their Subsidiaries are in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9.Taxes.

Each Note Purchase Party has filed and has caused its Subsidiaries to file all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which a Note Purchase Party or one of its respective Subsidiaries, as the case may be, has established adequate reserves in accordance with GAAP or Canadian GAAP, as the case may be. None of the Note Purchase Parties nor any of their Subsidiaries know of any basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Note Purchase Parties and their Subsidiaries in respect of Federal, state, provincial or other taxes for all fiscal periods are adequate.

5.10. Title to Property; Leases.

Each Note Purchase Party and each Subsidiary thereof have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by such Note Purchase Party or its Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens other than Permitted Liens. All leases that individually or in the aggregate are Material are valid and are in full force and effect in all material respects, and no default or event of default by a member of the Secured Group has occurred and is continuing thereunder which default could reasonably be expected to have a Material Adverse Effect or which would otherwise constitute a Default or Event of Default hereunder.

5.11. Licenses, Permits, etc.

Except as disclosed in Schedule 5.11,

(a) The Note Purchase Parties and each of their Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, without known conflict with the rights of others, other than those that would not be reasonably expected to have a Material Adverse Effect;

(b) to the best knowledge of each Note Purchase Party and each of its Subsidiaries, no product of such Note Purchase Party or such Subsidiary infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person, other than those infringements that would not reasonably be expected to have a Material Adverse Effect; and

(c) to the best knowledge of each Note Purchase Party and each of its Subsidiaries, there is no Material violation by any Person of any right of any Note Purchase Party or any right of any Subsidiary with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Note Purchase Parties or any of its Subsidiaries.

5.12. Compliance with ERISA.

(a) The Issuer and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws in all material respects except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Issuer nor any ERISA Affiliate has incurred any liability or, contingent liability, pursuant to Section 502 of Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA) other than a liability to the PBGC under Section 4007 of ERISA, and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Issuer or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Issuer or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be reasonably expected to have a Material Adverse Effect.

(b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "benefit liabilities" has the meaning specified in section 4001 of ERISA and the

terms "current value" and "present value" have the meaning specified in section 3 of ERISA.

(c) The expected postretirement benefit obligation (determined as of the last day of the Issuer's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Issuer and its Subsidiaries could not reasonably be expected to have a Material Adverse Effect.

(d) Each Foreign Pension Plan maintained by the Issuer or any ERISA Affiliate has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities. All contributions and premium payments required to be made with respect to a Foreign Pension Plan maintained by the Issuer or any ERISA Affiliate have been made within the time limit therefore in such case where the failure to do so would be reasonably expected to have a Material Adverse Effect. Neither the Issuer nor any ERISA Affiliate has incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan maintained by the Issuer or any ERISA Affiliate, determined as of the end of its most recently ended year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Foreign Pension Plan allocable to such benefit liabilities

5.13. Private Offering by the Issuer.

Subject to the accuracy of the representations of the Noteholders set forth in Section 6.1, the Notes are not required to be registered pursuant to the Securities Act. The Issuer is not required to be registered as an investment company pursuant to the Investment Company Act of 1940, as amended, and this Agreement is not required to be qualified under the Trust Indenture Act of 1939, as amended.

5.14. Use of Proceeds; Margin Regulations.

The Issuer will apply the proceeds of the sale of the Notes to repay and retire term indebtedness in the aggregate principal amount of US$24,300,000, owed to Harris N.A., Merrill Lynch Capital, General Electric Capital Corporation and CIBC, Inc., to repurchase for cancellation the Class B Series One Shares and for general corporate purposes. No part of the proceeds from the sale of the Notes will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Issuer in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). Margin stock does not constitute more than 1% of the value of the consolidated assets of the Issuer and its Subsidiaries and the Issuer does not have any present intention that margin stock will constitute more than 1% of the value of such assets. As used in

this Section, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U.

5.15. Existing Debt; Future Liens.

(a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Note Purchase Parties and their respective Subsidiaries with an unpaid principal amount of more than US$3,000,000 as of the Closing Date. Neither the Note Purchase Parties nor any of their respective Subsidiaries is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any such Debt of such Note Purchase Party or such Subsidiary and, to the knowledge of each Note Purchase Party, no event or condition exists with respect to any such Debt of the Note Purchase Parties or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Except as disclosed in Schedule 5.15, neither the Note Purchase Parties nor any of their Subsidiaries has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 11.3.

5.16. Foreign Assets Control Regulations, etc.

Neither the sale of the Notes by the Issuer hereunder nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

5.17. Status under Certain Statutes.

Except as set forth on Schedule 5.17, the Note Purchase Parties and their Subsidiaries are not subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended by the ICC Termination Act, as amended, or the Federal Power Act, as amended.

5.18. Environmental Matters.

Neither the Note Purchase Parties nor their Subsidiaries have knowledge of any claim and have nor have they received any notice of any claim, and no proceeding has been instituted raising any claim against any Note Purchase Party or any of their Subsidiaries, against any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to the Noteholders in writing,

(a) Neither the Note Purchase Parties nor their Subsidiaries have knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) Neither the Note Purchase Parties nor their Subsidiaries have stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and have not disposed of any Hazardous Materials in a manner in either case contrary to any Environmental Laws and that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by the Note Purchase Parties or their Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19. Solvency of Subsidiary Guarantors.

After giving effect to the transactions contemplated herein and after giving due consideration to any rights of contribution (i) each Subsidiary Guarantor has received fair consideration and reasonably equivalent value for the incurrence of its obligations under the Subsidiary Guaranty, (ii) the fair value of the assets of each Subsidiary Guarantor (both at fair valuation and at present fair saleable value) exceeds its liabilities, (iii) each Subsidiary Guarantor is able to and expects to be able to pay its debts as they mature, and (iv) each Subsidiary Guarantor has capital sufficient to carry on its business as conducted and as proposed to be conducted.

6. REPRESENTATIONS OF THE NOTEHOLDERS.

6.1.Purchase for Investment; Competitors.

(a) Each Noteholder represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Noteholder or for the account of one or more pension or trust funds and not with a view to the distribution thereof, provided that the disposition of such Noteholder's property shall at all times be within such Noteholder's control. Each Noteholder understands that the Notes have not been registered under the Securities Act and may be resold, in minimum amounts of $2,000,000 or greater, (i) only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available (except under circumstances where neither such registration nor such an exemption is required by law, and that the Issuer is not required to register the Notes) or (ii) to a non-U.S. person in an offshore transaction in accordance with Rule 904 of Regulation S of the Securities Act, in each such case in compliance with this Agreement and all applicable securities laws of any state of the United States or any other jurisdiction. Each Noteholder

represents that such Noteholder is an "accredited investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 of Regulation D under the Securities Act and agrees that any resale of Notes will comply with the preceding sentence.

(b) Each Noteholder represents that it (i) is not a competitor to the school busing business of the Issuer and its Subsidiaries, (ii) is not purchasing the Notes for the direct benefit of a competitor to the school busing business of the Issuer and its Subsidiaries and (iii) has not been formed as a Subsidiary or holding company of a competitor to the school busing business of the Issuer or its Subsidiaries solely for the purpose of purchasing the Notes.

6.2.Source of Funds.

Each Noteholder represents that at least one of the following statements is an accurate representation as to each source of funds (a "Source") to be used by such Noteholder to pay the purchase price of the Notes to be purchased hereunder:

(a) the Source is an "insurance company general account" as such term is defined in the Department of Labor Prohibited Transaction Exemption ("PTE") 95-60 (issued July 12, 1995) ("PTE 95-60") and as of the date of this Agreement there is no "employee benefit plan" with respect to which the aggregate amount of such general account's reserves and liabilities for the contracts held by or on behalf of such employee benefit plan and all other employee benefit plans maintained by the same employer (and affiliates thereof as defined in Section V(a)(1) of PTE 95-60) or by the same employee organization (in each case determined in accordance with the provisions of PTE 95-60) exceeds 10% of the total reserves and liabilities of such general account (as determined under PTE 95-60) (exclusive of separate account liabilities) plus surplus as set forth in the National Association of Insurance Commissioners Annual Statement filed with such Noteholder's state of domicile; or

(b) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of PTE 91-38 (issued July 12, 1991) and, except as such Noteholder has disclosed to the Issuer in writing pursuant to this paragraph (b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(c) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the

conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Issuer in writing pursuant to this paragraph (c); or

(d) the Source is a governmental plan; or

(e) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Issuer in writing pursuant to this paragraph (e); or

(f) the Source is the assets of one or more employee benefit plans that are managed by an "in-house asset manager," as that term is defined in PTE 96-23 and such purchase and holding of the Notes is exempt under PTE 96-23; or

(g) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms "employee benefit plan", "governmental plan" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

7. INFORMATION AS TO THE ISSUER.

7.1.Financial and Business Reports

The Issuer will deliver to each Noteholder and the Trustee:

(a) Quarterly Statements -- as soon as available, and in any event within 45 days after the last day of the first three fiscal quarters of each year, a copy of the consolidated balance sheet of the Parent and its Subsidiaries as of the last day of such quarter and the consolidated statements of income and cash flows of the Parent and its Subsidiaries for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail showing in comparative form the figures for the corresponding date and period in the previous fiscal year, prepared by the Parent in accordance with Canadian GAAP (subject to the absence of footnotes not required in accordance with Canadian GAAP and normal year-end adjustments) and certified by Parent's Chief Financial Officer or another Responsible Officer reasonably acceptable to the Noteholders and the Trustee together with a management discussion and analysis;

(b) Annual Statements -- as soon as available, and in any event within 90 days after the close of each fiscal year of the Parent, a copy of the consolidated balance sheet of the Parent and its Subsidiaries, as of the last day of the fiscal year then ended and the consolidated statements of income, retained earnings and cash flows of the Parent and its Subsidiaries, for the fiscal year then ended, and accompanying notes thereto, each in reasonable detail showing in comparative form the figures for the previous fiscal year, accompanied in the case of the consolidated financial statements by an unqualified opinion of Ernst & Young, LLP or another firm of independent public accountants of

recognized national standing, selected by the Parent and reasonably satisfactory to the Majority Noteholders and the Trustee, to the effect that the consolidated financial statements have been prepared in accordance with Canadian GAAP and present fairly in accordance with Canadian GAAP the consolidated financial condition of the Parent and its Subsidiaries as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(c) SEC and Other Reports -- promptly after the sending or filing thereof, written notice (which may be sent by electronic mail) of the delivery of copies of each financial statement, report, notice or proxy statement sent by the Parent or any of its Subsidiaries to such entities' stockholders or other equity holders, and written notice (which may be sent by electronic mail) of delivery or filing by the Parent or any of its Subsidiaries of any annual information form, annual or interim financial statement, material change report, annual report, management discussion and analysis, registration statement or prospectus or any document which is filed as a "material document" under SEDAR with any securities exchange or the Securities and Exchange Commission, the Securities Commission of any Canadian province or any successor agency or any stock exchange;

(d) Notice of Default or Event of Default -- promptly, and in any event within three (3) Business Days after a Responsible Officer of any of the Note Purchase Parties becomes aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given notice or taken any action with respect to a claimed default of the type referred to in Section 12(g) or (h), a written notice in the form of an officer's certificate, specifying the nature and period of existence thereof and what action is being taken or are proposed to be taken with respect thereto;

(e) ERISA Matters -- promptly, and in any event within five Business Days after a Responsible Officer of either the Holdings, the Issuer, or any of their respective Subsidiaries, if applicable, becoming aware of any of the following, a written notice in the form of an officer's certificate setting forth the nature thereof and the action, if any, that such party or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Issuer or any ERISA Affiliate of a notice from a Multiemployer

Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by the Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(iv) any contribution required to be made with respect to a Foreign Pension Plan which is not made within the time limit therefore where such failure could reasonably be expected to have a Material Adverse Effect;

(v) either the Issuer or an ERISA Affiliate incurring a material liability pursuant to any Foreign Pension Plan which could reasonably be expected to have a Material Adverse Effect; or

(vi) receipt of notice of the imposition of a Material financial penalty (which for this purpose shall mean any tax, penalty, or other liability, whether by way of indemnity or otherwise) with respect to any Foreign Pension Plan.

(f) Notices from Governmental Authority -- promptly, and in any event within 30 days of receipt thereof, copies of any notice to either of the Note Purchase Parties or any of its Subsidiaries from any Federal, state or provincial Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect; and

(g) Requested Information

(i) The Issuer will deliver to each Noteholder annually within 90 days after the close of each fiscal year of the Parent, a report certified by a Responsible Officer of the Parent detailing (A) the total number of buses owned by the Note Purchase Parties and each of their respective Subsidiaries, (B) the total number of buses leased by the Note Purchase Parties and each of their respective Subsidiaries, and (C) the average age of the owned buses and the average age of the leased buses.

(ii) Subject to the terms of the Intercreditor Agreement, (A) the Issuer shall deliver and shall cause each member of the Secured Group to deliver to the Trustee such certificates of title to motor vehicles owned by a member of the Secured Group, endorsed where necessary such that any prior secured parties' lien is released or with proper power of attorney granted to the Trustee to endorse and release such prior secured party's lien, together with any required fee; (B) the Note Purchase Parties shall complete such applications as may be required and deliver such applications together with all required documents to the appropriate

state Department of Motor Vehicles as soon as practicable but in any event within 45 days after the acquisition of any vehicle, to cause the Trustee's Lien, on behalf of the Noteholders, to be noted on all such certificates of title; and (C) if ownership of such vehicle is evidenced by certificate of title, the Issuer shall deliver a copy of such certificate of title and, if applicable, a copy of a pay-off letter executed by any current lienholder. The Trustee shall release its liens with respect to the certificates of title to the Issuer in connection with permitted dispositions of vehicles within five (5) Business Days after receipt of a written request from the Issuer. The Issuer and each member of the Secured Group acknowledges and agrees that the Liens on the assets of such party described in this Section 7.1(g)(iii) shall be granted to the Trustee for the benefit of the Noteholders and shall be valid and perfected first priority Liens, in each case pursuant to one or more Security Documents from such Persons, each in form and substance reasonably satisfactory to the Trustee and the Noteholders.

(iii) With reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Restricted Group and relating to the ability of the Note Purchase Parties or any Subsidiary Guarantor to perform its obligations hereunder, under the Security Documents to which it is a party and, in the case of the Issuer, under the Notes as from time to time may be reasonably requested by the holders of not less than 25% of the principal amount of the Notes at the time outstanding; provided; however, that (x) prior to receiving any information, such Noteholder(s), if requested by the Issuer, shall have entered into a confidentiality agreement with the Issuer, reasonably satisfactory to it and the Issuer, which Issuer may only request once per Noteholder, so as to avoid any disclosure obligation on the Issuer under Regulation FD under the Exchange Act or similar Canadian securities laws; (y) the Issuer will not be required to create or deliver projections pursuant to this section of greater than one year; and (z) the Issuer will not be required to provide information that it deems, acting reasonably, to be competitively sensitive.

7.2.Officer's Certificate.

Each set of financial statements delivered to the Noteholders pursuant to Section 7.1(a) or (b) shall be accompanied by a certificate of a Senior Financial Officer of Parent setting forth:

(a) Covenant Compliance -- the information (including detailed calculations) required in order to establish whether each applicable Note Purchase Party was in compliance with the requirements of Section 10.1 and Section 10.2, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b) Event of Default -- a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of such Note Purchase Party and its respective Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including any such event or condition resulting from the failure of the Issuer or any of its Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Issuer shall have taken or proposes to take with respect thereto.

7.3.Inspection.

The Note Purchase Parties will permit the representatives of each Noteholder, if a Default or Event of Default then exists, at the expense of the Issuer, to visit, inspect and examine any of the offices or properties of the Restricted Group, to examine their physical and computer records, all their respective books of account for any member of the Restricted Group, records, reports and other papers, to make copies and extracts therefrom, and to visit and inspect the operations and discuss their respective affairs, finances, and accounts with the Issuer, all at such times and as often as may be requested. Prior to or concurrently with any inspection pursuant to this Section 7.3, the Noteholder, if requested by the Issuer, shall have entered into a confidentiality agreement with the Issuer, reasonably satisfactory to it and the Issuer, so as to avoid any disclosure obligation on the Issuer under Regulation FD under the Exchange Act or similar Canadian securities laws.

8. PAYMENT OF THE NOTES; INTEREST.

8.1.Payments.

The Issuer shall pay interest to the Noteholders (or, in the case of a Noteholder that is not an Initial Noteholder or an Institutional Investor, the Trustee) on the outstanding principal amount of the Notes, at a rate per annum equal to 5.941% (the **"Interest Rate"**). Interest shall be payable in arrears, in equal quarterly installments, on each Payment Date based on the amount set forth opposite such Payment Date on Schedule 8.1; provided, that in the event of a redemption of all or any part of any Notes in accordance with Section 8.2 other than on a Payment Date, interest shall be payable in an amount equal to:

((A/$35,000,000) x B)

Where:

A = the average outstanding principal amount of the Notes during such quarterly or other calculation period;

B = the Interest Rate x (C/D);

C = the number of days in such quarterly period; and

D = the number of days in the calendar year in which such quarterly period occurs.

All outstanding principal, together with any accrued and unpaid interest, shall be due and payable in full on the Maturity Date. For the purpose of calculating interest payable on any date other than a Payment Date, interest on the Notes shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and the basis of a year of 365 days or 366 days, in a leap year. Whenever interest is computed on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest will be expressed as a yearly rate by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year. If the date for payment of any amount of principal, interest, Make-Whole Amount, if any, or other amount in respect of any Note is not a day on which banks are generally open for business at the place of payment, then payment will be made on the next day on which banks are generally open for business at such place.

8.2.Redemption.

The Issuer may, at its option, upon notice as provided herein, redeem, at any time all, or from time to time any part of, the Notes in an amount not less than US$1,000,000 in the aggregate in the case of a partial redemption, at the Redemption Price determined for the redemption date with respect to such principal amount, together with accrued and unpaid interest up to but excluding the date of redemption. Any partial redemption pursuant to this Section 8.2 shall be applied pro rata to each of the Notes. The Issuer will give the Noteholders and the Trustee written notice of each optional redemption under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such redemption. Each such notice shall be irrevocable and shall specify such date, the aggregate principal amount of the Notes to be redeemed on such date, the principal amount of each Note held by such holder to be redeemed (determined in accordance with Section 8.3), and the interest to be paid on the redemption date with respect to such principal amount being redeemed, and shall be accompanied by a certificate of a Senior Financial Officer of the Issuer as to the estimated Redemption Price due in connection with such redemption (calculated as if the date of such notice were the date of the redemption), setting forth the details of such computation. Two Business Days prior to such redemption, the Issuer shall deliver to the Trustee and each Noteholder a certificate of a Senior Financial Officer of the Issuer specifying the calculation of such Redemption Price as of the specified redemption date.

8.3.Allocation of Partial Redemption.

In the case of each partial redemption of the Notes pursuant to this Section 8, the principal amount of the Notes to be redeemed shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for redemption.

8.4.Maturity; Surrender, etc.

In the case of each redemption of Notes pursuant to this Section 8, the amount of each Note to be redeemed shall mature and become due and payable on the date fixed for such redemption, together with interest on such redemption amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Issuer shall fail to pay such redemption amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such redemption amount shall cease to accrue. Any Note redeemed in full shall be surrendered to the Issuer and canceled and shall not be reissued, and no Note shall be issued in lieu of any redeemed amount of any Note.

8.5.Purchase of Notes.

So long as no Default or Event of Default has occurred and is continuing, the Issuer may, at any time prior to maturity, purchase the Notes in whole or in part in the open market by tender or by private contract at a price not exceeding the Redemption Price. The Issuer will promptly cancel all Notes acquired by it or any Affiliate and no Notes may be issued in substitution or exchange for any such Notes.

8.6.Withholding Taxes.

(a) Except as otherwise required by law and subject to Section 8.6(b) hereof, each payment by any member of the Secured Group under this Agreement, the Notes or the Security Documents shall be made without withholding for or on account of any present or future taxes (other than overall net income taxes on the recipient) imposed by or within the jurisdiction in which such member of the Secured Group is domiciled, any jurisdiction from which such member of the Secured Group makes any payment, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is so required (a "Withholding Event"), such member of the Secured Group shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon, and forthwith pay such additional amount as may be necessary to ensure that the net amount actually received by each Noteholder free and clear of such taxes (including such taxes on such additional amount) is equal to the amount which that such Noteholder would have received had such withholding not been made. If the Trustee or any Noteholder pays any amount in respect of any taxes, penalties or interest with respect to a Withholding Event, such member of the Secured Group shall reimburse the Trustee or such Noteholder for that payment on demand in the currency in which such payment was made. If such member of the Secured Group pays any such taxes, penalties or interest, it shall deliver official tax receipts evidencing that payment or certified copies thereof to the Trustee or Noteholder on whose account such withholding was made (with a copy to the Trustee if not the recipient of the original) on or before the thirtieth day after payment. Notwithstanding the foregoing, (i) this Section 8.6(a) shall not apply for the benefit of any holder of the Notes that is deemed to receive payments outside the United States or Canada and (ii) any Noteholder may waive its right to receive a payment under this Section 8.6(a) with respect to the specific Withholding Event by delivering a written notice to the Issuer or other affected member of the Secured Group in accordance with Section 8.6(e).

(b) Each Noteholder (other than an Initial Noteholder) that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Issuer and the Trustee prior to acquisition of the Notes two duly completed and signed copies of (i) either Form W-8BEN (relating to such Noteholder and entitling it to a complete exemption from withholding under the Code on all amounts to be received by such Noteholder, including fees, pursuant to this Agreement and the Notes) or Form W-8ECI (relating to all amounts to be received by such Noteholder, including fees, pursuant to this Agreement and the Notes) of the United States Internal Revenue Service or (ii) solely if such Noteholder is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a Form W-8BEN, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Noteholder is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 881(C)(3)(B) of the Code) of the Issuer and is not a controlled foreign corporation related to the Issuer (within the meaning of Section 864(d)(4) of the Code). Thereafter and from time to time, each Noteholder shall submit to the Issuer and the Trustee such additional duly completed and signed copies of one or the other of such forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) and such other certificates as may be (i) reasonably requested by the Issuer in a written notice, directly or through the Trustee, to such Noteholder and (ii) required under then-current United States law or regulations to avoid or reduce United States withholding taxes on payments in respect of all amounts to be received by such Noteholder, including fees, pursuant to this Agreement or the Notes. Upon the request of the Issuer or the Trustee, each Noteholder that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Issuer and the Trustee a certificate to the effect that it is such a United States person.

(c) If any Noteholder determines, as a result of any change in applicable law, regulation or treaty, or in any official application or interpretation thereof, that it is unable to submit to the Issuer or the Trustee any form or certificate that such Noteholder is obligated to submit pursuant to subsection (b) of this Section 8.6 or that such Noteholder is required to withdraw or cancel any such form or certificate previously submitted or any such form or certificate otherwise becomes ineffective or inaccurate, such Noteholder shall promptly notify the Issuer and the Trustee of such fact and such Noteholder shall to that extent not be obligated to provide any such form or certificate and will be entitled to withdraw or cancel any affected form or certificate, as applicable.

(d) Upon the occurrence of a Withholding Event or should, due to a change of law, a Withholding Event be expected to occur within 60 days (each, a "Withholding Call Trigger Event"), the Issuer may, at its option, upon notice as provided herein but subject to Section 8.6(e), redeem, at any time all of the Notes subject to a Withholding Event for a redemption price for each Note equal to the principal amount of such Note, together with accrued and unpaid interest up to but excluding the date of redemption. The Issuer will give each Noteholder and the Trustee written notice of each optional redemption under this Section 8.6(d) not less than 30 days and not more than 60 days prior to the date fixed for such redemption, which notice shall contain an opinion of nationally recognized independent counsel, or other independent counsel (acceptable to the Majority Noteholders) to the effect that a Withholding Call Trigger event has occurred. Each such notice shall, subject to Section 8.6(e), be irrevocable and shall specify such date, the aggregate principal amount of the Notes to be redeemed on such

date, and the interest to be paid on the redemption date with respect to such principal amount being redeemed. On the date set for redemption, unless the Issuer shall fail to pay such redemption amount when due and payable, together with all other obligations to such Noteholder under this Agreement and the Notes, and subject to the Noteholders' rights under subsection (e) below, interest on such redemption amount shall cease to accrue.

(e) Any Noteholder may, within 21 days following receipt of an irrevocable notice of optional redemption from the Issuer given in accordance with Section 8.6(d), provide an irrevocable written notice to the Issuer or any other affected member of the Secured Group that such Noteholder waives its right to make a claim for a payment that otherwise would be payable to such Noteholder as a result of a Withholding Call Trigger Event pursuant to 8.6(a). Any such waiver shall apply only to the specific Withholding Call Trigger Event referenced in the written notice delivered to the Issuer and not to any other Withholding Call Trigger Event. Upon delivery of such notice, the redemption notice given to such Noteholder shall be deemed to be withdrawn, the Notes held by such Noteholder shall not be redeemed pursuant to Section 8.6(d), and the Notes held by such Noteholder shall not be entitled to any payment pursuant to Section 8.6(a) arising from the related Withholding Event or any subsequent Withholding Event arising for the same reasons as the initial Withholding Event. Any notice delivered by a Noteholder pursuant to this Section 8.6(e) shall not affect the redemption of Notes held by any other Noteholders pursuant to a redemption notice delivered in accordance with Section 8.6(d).

9. AFFIRMATIVE COVENANTS.

The Note Purchase Parties covenant that so long as any of the Notes are outstanding:

9.1.Compliance with Law.

The Note Purchase Parties will, and will cause each of their Subsidiaries to comply with all material requirements of all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2.Insurance.

The Note Purchase Parties will, and will cause each of their Subsidiaries to, on a consolidated basis, maintain with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of

entities of established reputations engaged in the same or a similar business and similarly situated.

9.3.Maintenance of Properties.

The Note Purchase Parties will, and will cause each of their Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times.

9.4.Payment of Taxes and Claims.

The Note Purchase Parties will, and will cause each of their Subsidiaries to file all income tax or similar tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of such entity, other than a Permitted Lien, provided that neither the Note Purchase Parties nor any of their respective Subsidiaries need pay any such tax or assessment or claims if (i) the amount, applicability or validity thereof is contested by such entity on a timely basis in good faith and in appropriate proceedings, and the Note Purchase Party or their respective Subsidiary has established adequate reserves therefor in accordance with Canadian GAAP on the books of such entity or (ii) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5.Ownership of the Issuer.

The Issuer (or any permitted successor thereto) shall at all times remain a direct or indirect, wholly owned subsidiary of Holdings.

9.6.Payment.

The Issuer and Holdings and each Subsidiary Guarantor will duly and punctually pay or cause to be paid when due, without deduction or any right of set-off, all principal, Redemption Price, interest, fees and other amounts due and payable under the Notes, the Note Purchase Agreement, the Holdings Guaranty or any Subsidiary Guaranty.

9.7.Corporate Existence, etc.

Each of the Note Purchase Parties will, and will cause each of its Subsidiaries to at all times preserve and keep in full force and effect its corporate existence. Subject to Sections 11.4, 11.5 and 11.6, the Note Purchase Parties will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries (unless merged into the Issuer or a Domestic Subsidiary) and all rights and franchises of each Note Purchase Party and its Subsidiaries unless, in the good faith judgment of such Note Purchase Party, the termination of

or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.8.Bookkeeping, etc.

Each of the Note Purchase Parties will, and will cause each of its Subsidiaries to at all times maintain their books of record and accounts in a manner consistent with customary standards.

9.9.Change of Control.

Upon a Change of Control, the Issuer shall, within 30 days of such time and so long as the Issuer has not by such date provided the Noteholders a notice of optional redemption of all of the Notes pursuant to Section 8.2 hereof, make an irrevocable offer to redeem all Notes of each Noteholder for a redemption price for each Note equal to 101% of the principal amount of such Note together with all accrued and unpaid interest thereon to the date of purchase. Such offer to redeem shall be by way of written invitation to tender with the date for the redemption of all Notes tendered by any Noteholder to be within 30 days of the date of such invitation. Each Noteholder shall reject or accept the offer of the Issuer to redeem such Noteholder's Notes by written notice to the Trustee and the Issuer given not less than 10 Business Days following receipt of such invitation. If a Noteholder rejects the Issuer's offer of redemption, no redemption of such Noteholder's Notes shall occur and this Agreement and the Notes of such Noteholder shall remain in full force and effect. If a Noteholder accepts such offer of redemption, then, on the date set for redemption, unless the Issuer shall fail to pay such redemption amount when so due and payable, together with all other obligations to such Noteholder under this Agreement and the Notes, interest on such redemption amount shall cease to accrue. Any Note redeemed in full shall be surrendered to the Issuer and canceled and shall not be reissued, and no Note shall be issued in lieu of any redeemed amount of any Note.

9.10. Additional Guarantors.

(a) If on any date (the "Notice Date") any Foreign Subsidiary of the Issuer or Holdings becomes aware (whether by receipt of notice from a Noteholder or otherwise), that it or any other Foreign Subsidiary of the Issuer or Holdings is able to provide a full recourse guaranty guarantying the obligations of the Issuer under this Agreement and the Notes, and/or is able to grant a security interest in favor of the Trustee for the benefit of the Noteholders over its assets to secure the obligations of such Foreign Subsidiary under such guaranty, without triggering materially adverse tax consequences for Parent, on a consolidated basis, then within 60 days following the Notice Date, the Issuer or Holdings, as the case may be, shall cause such Foreign Subsidiary to execute and deliver such assumption agreements, joinder agreements, schedules, guaranties, security agreements, certificates, opinions and other documentation as the Trustee or the Noteholders may reasonably request, which shall in each case be in form and content satisfactory to the Noteholders. For the avoidance of doubt, no Foreign Subsidiary of Issuer or Holdings shall be required to take any action under this Section 9.10(a) that results in a materially adverse tax consequence for Parent, on a consolidated basis.

(b) Notwithstanding any limitation to the contrary contained herein, in the event any Note Purchase Party or any Subsidiary of any Note Purchase Party forms or acquires a new Subsidiary, such new Subsidiary shall, to the extent it does not cause materially adverse tax consequences to the Parent, on a consolidated basis, become a Subsidiary Guarantor hereunder, assume all of the obligations of a Subsidiary Guarantor hereunder and under any of the Security Documents, and be bound by all of the terms, conditions, representations and warranties hereunder and under the Security Documents, to the extent applicable to a Subsidiary Guarantor. Such additional Subsidiary Guarantor shall within 60 days after its formation or acquisition, execute and deliver such assumption agreements, joinder agreements, schedules, guaranties, stock pledge agreements, security agreements, certificates, opinions and other documentation as the Trustee or the Noteholders may reasonably request, which shall in each case be in form and content satisfactory to the Trustee and the Noteholders in their sole discretion.

9.11. Additional Assets.

(a) Subject to the Intercreditor Agreement, the Issuer shall make such arrangements as shall be necessary or appropriate to assure that all proceeds of the assets and properties of the Note Purchase Parties and each of their Subsidiaries are deposited (in the same form as received) into one or more accounts maintained by, or collected through a lockbox under the control of, the Custodian or the Trustee for the benefit of the Noteholders (other than accounts that meet the criteria set forth in subsection (i), (ii) or (iii) of Section 4.13 of this Agreement), such accounts to constitute special restricted accounts or to be deposited into a blocked account with a financial institution selected by the Issuer and acceptable to the Trustee and the Noteholders pursuant to arrangements under which the balance of collected funds standing on deposit in such accounts are automatically transmitted to a cash collateral account in the name of the Custodian or the Trustee, the depositary banks to agree that no other withdrawals shall be permitted on such accounts. The Issuer shall cause each financial institution maintaining a blocked account to enter into an agreement with the Custodian or the Trustee pursuant to which such financial institution acknowledges and agrees to the Trustee's Lien on such blocked account and all funds therein, to waive any right of offset or bankers' lien or set-off with respect to such blocked account (other than charges for account maintenance fees charged in the ordinary course of business and returned items), and to remit all collected balances in such blocked account to the Custodian or the Trustee. Each of the Note Purchase Parties and their respective Subsidiaries hereby acknowledge and agree that the Trustee has (and is hereby granted) a Lien on all such accounts and all funds contained therein to secure the obligations of the Note Purchase Parties under this Agreement, the Notes and the Security Documents (the "**Obligations**"). The Noteholders agree that if and so long as no Event of Default exists, amounts on deposit in the accounts maintained pursuant to this Section 9.11(a) will (subject to the rules and regulations of the depositary bank as from time to time in effect applicable to demand deposit accounts) be made available to the Note Purchase Parties, as applicable, for use in the conduct of its business. Upon the occurrence of an Event of Default, the Trustee, at the direction of the Majority Noteholders, may apply the funds on deposit in all such accounts to the Obligations then due and owing, subject to the terms of the Intercreditor Agreement, if applicable.

(b) In the event that any Note Purchase Party or any of its Subsidiaries owns or hereafter acquires any owned real property with a fair market value in excess of US$400,000, such Note Purchase Party, as applicable, shall, or shall cause its Subsidiary to, execute and

deliver to the Trustee a mortgage or deed of trust reasonably acceptable in form and substance to the Trustee for the purpose of granting to the Trustee for the benefit of the Noteholders a Lien on such real property to secure the Obligations, shall pay all taxes, costs and reasonable expenses incurred by the Trustee in recording such mortgage or deed of trust, and shall within 60 days after the acquisition of such real property (or within 60 days after the Closing Date with respect to real property owned on such date), supply to the Trustee at the Issuer's cost and expense a survey, hazard insurance policy, and a mortgagee's policy of title insurance from a title insurer reasonably acceptable to the Trustee insuring the validity of such mortgage or deed of trust and its status as a first Lien (subject to Permitted Liens) on the real property encumbered thereby and such other instrument, documents, certificates, and opinions reasonably required by the Trustee in connection therewith.

10. FINANCIAL COVENANTS.

10.1. Senior Leverage Ratio.

Parent shall maintain, on a consolidated basis, a Senior Leverage Ratio for the immediately preceding four fiscal quarters of not more than 3.00 to 1.00.

10.2. Total Leverage Ratio.

Parent shall maintain, on a consolidated basis, a Total Leverage Ratio for the immediately preceding four fiscal quarters of not more than 5.00 to 1.00.

11. NEGATIVE COVENANTS.

The Note Purchase Parties covenant that so long as any of the Notes are outstanding:

11.1. Distributions.

The Note Purchase Parties will not make, and will cause each of their respective Subsidiaries to refrain from making, any Distribution, unless, (i) both before and after giving effect to such Distribution, no Default or Event of Default shall have occurred and (ii) the amount of such Distribution does not exceed Distributable Cash calculated at the end of the immediately preceding month.

11.2. Limitation on Additional Indebtedness.

The Note Purchase Parties will not directly or indirectly incur, issue, assume, guaranty or otherwise become directly or indirectly liable, and will cause their respective Subsidiaries to refrain from directly or indirectly incurring, issuing, assuming, guarantying or otherwise becoming directly or indirectly liable, with respect to any Senior Indebtedness, unless no Default or Event of Default shall have occurred and be continuing at the time of, or as a consequence of, such Senior Indebtedness having been incurred.

11.3. Liens.

So long as any Notes are outstanding, none of the Note Purchase Parties will create, and each Note Purchase Party will cause its respective Subsidiaries not to create, assume or suffer to exist any Lien other than Permitted Liens.

11.4. Sale of Assets.

The Note Purchase Parties will not, and will cause their respective Subsidiaries not to, enter into an Asset Sale unless, after giving effect to such action:

(a) No Default or Event of Default shall have occurred and be continuing or would occur as a result of such Asset Sale; and

(b) Aggregate Asset Sales by Parent, Holdings, the Issuer and their Subsidiaries which are in excess of US$5,000,000 (the **"Excess Net Proceeds"**) in any one fiscal year shall be (i) reinvested in the productive assets used or useful in carrying out the Issuer's business, (ii) used to pay down and permanently reduce the outstanding principal amount of the Credit Facilities, or (iii) to the extent that not all of the Excess Net Proceeds are reinvested in accordance with subsection (i) or (ii) of this Section 11.4(b) (the **"Excess Amount"**), the Issuer shall within 270 days of such sale redeem any Senior Indebtedness equal to the Excess Amount in the manner and subject to the terms (other than the amount of such redemption) set forth in Section 8.2 hereof, with the date of such redemption to occur within such 270 day period.

11.5. Mergers, Consolidations, etc.

The Note Purchase Parties will not and will cause the other members of the Restricted Group not to merge, consolidate or amalgamate with another Person unless:

(a) The surviving entity, or the Person formed by such transaction is a solvent Canadian or United States of America corporation, partnership, trust or other form of entity;

(b) The surviving entity executes and delivers all such documents as may be necessary or advisable to confirm its obligations under the Notes, the Holdings Guaranty, the Subsidiary Guaranty and this Agreement, as applicable;

(c) There is delivered to each Noteholder an opinion of nationally recognized independent counsel, or other independent counsel (acceptable to the Majority Noteholders) to the effect that all agreements or instruments effecting such assumption of obligations are enforceable in accordance with their terms and comply with the terms hereof; and

(d) Both before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Notwithstanding the foregoing, the provisions of clause (b) and (c) of this Section 11.5 shall not apply in the case of a merger, consolidation or amalgamation of (i) a Subsidiary Guarantor organized under the laws of a state in the United States with or into another another Subsidiary Guarantor organized under the laws of a state in the United States, (ii) a member of

the Restricted Group organized under the laws of Canada or a province therein with or into another member of the Restricted Group organized under the laws of Canada or a province therein; or (iii) a Subsidiary Guarantor organized under the laws of a state in the United States into the Issuer provided that the Issuer is the surviving entity and is organized under the laws of a state in the United States.

11.6. Disposition of Stock of Restricted Subsidiaries.

(a) Neither the Issuer nor Holdings will permit any Subsidiary to issue its capital stock, or any warrants, rights or options to purchase, or securities convertible into or exchangeable for, such capital stock, to any Person other than the Issuer or Holdings.

(b) Neither the Issuer nor Holdings will, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of a Subsidiary except pursuant to a transaction permitted under Section 11.5.

11.7. Limitation on Creation of Subsidiaries.

Parent will not create any new direct Subsidiaries or acquire any direct ownership in any divisions or Subsidiaries. For greater certainty, this will apply only to Parent and will not apply to any Subsidiaries of Parent, including Holdings and any Subsidiaries of Holdings. The Note Purchase Parties and their Subsidiaries shall not create or acquire any new Subsidiary unless the requirements of Section 9.11 have been, or simultaneously with the creation or acquisition of any such Subsidiary will be, satisfied.

11.8. Nature of Business.

The Note Purchase Parties will not, and will not permit any Subsidiary to, engage in any business if, as a result, the general nature of the business in which Holdings and its Subsidiaries, taken as a whole, would then be engaged would be substantially changed from the general nature of the business in which Holdings and its Subsidiaries, taken as a whole, are engaged on the date of this Agreement.

11.9. Transactions with Affiliates.

The Note Purchase Parties will not and will not permit any Subsidiary to enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Issuer or another member of the Restricted Group), except upon fair and reasonable terms no less favorable to the Issuer or such member of the Restricted Group than would be obtainable in a comparable arm's-length transaction with a Person that is not an Affiliate of any Note Purchase Party.

12. EVENTS OF DEFAULT.

An "Event of Default" shall exist if any of the following conditions or events shall occur and be continuing:

(a) The Issuer defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b) The Issuer defaults in the payment of any interest on any Note for more than five (5) Business Days after the same becomes due and payable; or

(c) Any Note Purchase Party or any Subsidiary Guarantor fails to observe or perform any other obligation under the provisions of this Agreement, the Holdings Guaranty, any Subsidiary Guaranty or any other Security Document, which is not remedied within 30 days after written notice thereof is given to Issuer by the Trustee or Noteholders holding at least 25% of the principal amount of Notes outstanding; or

(d) Any representation or warranty made in writing by or on behalf of Parent, Holdings, the Issuer or any Subsidiary Guarantor or by any officer of the Issuer, Holdings or a Subsidiary Guarantor in this Agreement, the Holdings Guaranty or the Subsidiary Guaranty or in any writing furnished in connection with the transactions contemplated hereby or thereby proves to have been false or incorrect in any material respect on the date as of which made; or

(e) Any member of the Restricted Group (whether as primary obligor or guarantor or surety) fails to make any payment of principal or interest on the Credit Facilities beyond any period of grace provided or is in default under the applicable credit facilities and such default causes acceleration or is not waived or cured within 30 days; or

(f) (i)(A) any member of the Restricted Group is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least US$3,000,000 beyond any period of grace provided with respect thereto, or (B) Parent, Holdings, the Issuer or any of their Subsidiaries is in default in the performance of or compliance with any term of any evidence of any Debt that is outstanding in an aggregate principal amount of at least US$3,000,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment; or (ii) any member of the Restricted Group incurs a Hedging Liability in favor of any lender under the Credit Facilities (or any of their Affiliates) resulting from the early termination of any Hedge Agreement following the occurrence of an event of default, termination event or other similar event or condition under such Hedge Agreement of at least US$3,000,000, when aggregated with (A) any Debt under which any member of the Restricted Group is in default pursuant to clause (f)(i)(A) or (f)(i)(B) above and (B) all other Hedging Liabilities resulting from the early termination of other Hedge Agreements; or

(g) The Issuer or any of its Subsidiaries (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h) A court or Governmental Authority of competent jurisdiction enters an order appointing, without consent of the applicable members of the Restricted Group, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Issuer or any of its Subsidiaries, or any such petition shall be filed against the Issuer or any of its Subsidiaries and such petition shall not be dismissed within 60 days; or

(i) A final judgment or judgments for the payment of money aggregating at least US$5,000,000 are rendered against any member of the Restricted Group, which judgments are not, within 60 days after entry thereof, paid, bonded, discharged, covered by insurance, indemnified or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(j) A resolution is passed for the winding-up or liquidation of any of the members of the Restricted Group, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.5 are duly observed and performed, or if any of the members of the Restricted Group institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws, or of any substantial part of the property of any member of the Restricted Group, or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debt generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes; or

(k) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Issuer or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of section 4001(a)(18) of ERISA) under all Plans determined in accordance with Title IV of ERISA, shall be at least US$5,000,000, (iv) the Issuer or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to

employee benefit plans, (v) the Issuer or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Issuer or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Issuer or any Subsidiary thereunder, (vii) the present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan maintained by the Issuer or an ERISA Affiliate, determined as of the end of its most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, exceeds the current value of the assets of such Foreign Pension Plan allocable to such benefit liabilities by US$5,000,000 or more, (viii) either the Issuer or an any ERISA Affiliate incurs a material liability pursuant to any Foreign Pension Plan; and any such event or events described in clauses (i) through (viii) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect;

(l) Holdings defaults in the performance of or compliance with any term contained in the Holdings Guaranty, and such default continues beyond any period of grace in respect thereof, or the Holdings Guaranty ceases to be in full force and effect as a result of acts taken by the Issuer or Holdings, or is declared to be null and void in whole or in material part by a court or other governmental or regulatory authority having jurisdiction or the validity or enforceability thereof shall be contested by any of the Issuer or Holdings or any of them renounces any of the same or denies that it has any or further liability thereunder;

(m) any Subsidiary Guarantor defaults in the performance of or compliance with any term contained in the Subsidiary Guaranty, and such default continues beyond any period of grace in respect thereof, or the Subsidiary Guaranty ceases to be in full force and effect as a result of acts taken by the Issuer or any Subsidiary Guarantor, or is declared to be null and void in whole or in material part by a court or other governmental or regulatory authority having jurisdiction or the validity or enforceability thereof shall be contested by any of the Issuer or any Subsidiary Guarantor or any of them renounces any of the same or denies that it has any or further liability thereunder; or

(n) any of the Security Documents shall for any reason fail to create a valid and perfected first priority Lien in favor of the Noteholders, or the Trustee on behalf of the Noteholders, in any substantial portion of the collateral purported to be covered thereby or any Security Document shall cease to be in full force and effect or is declared to be null and void.

As used in Section 12(k), the terms "employee benefit plan" and "employee welfare benefit plan" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

13. REMEDIES ON DEFAULT, ETC.

13.1. Acceleration.

(a) If an Event of Default with respect to paragraphs (g), (h) or (j) of Section 12 has occurred, all the Notes then outstanding shall automatically become immediately due and payable and the Trustee, upon the request of the Majority Noteholders, shall be entitled to enforce its rights under any Security Document.

(b) If any other Event of Default has occurred and is continuing, Trustee shall, upon the request of the Majority Noteholders, by notice or notices to the Issuer, declare all the Notes then outstanding to be immediately due and payable.

(c) If any other Event of Default has occurred and is continuing, the Trustee shall, upon the request of the Majority Noteholders, commence enforcement of their rights under one or more of the Security Documents.

(d) If any Event of Default described in paragraph (a) or (b) of Section 12 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Issuer, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 13.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus all accrued and unpaid interest thereon, if greater, the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Issuer acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Issuer (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Issuer in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances and does not constitute a penalty.

13.2. Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 13.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, this Agreement, any Security Document or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

13.3. Rescission.

At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 13.1, the Trustee, at the request of the Majority Noteholders, by written notice to the Issuer, may rescind and annul any such declaration and its consequences if (a) the Issuer has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due

solely by reason of such declaration, have been cured or have been waived pursuant to Section 19, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 13.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

13.4. No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Issuer under Section 17, the Issuer will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 13, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1. Registration of Notes.

The Issuer shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Issuer shall not be affected by any notice or knowledge to the contrary. The Issuer shall give to any holder of a Note promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2. Transfer and Exchange of Notes.

Upon surrender of any Note at the principal executive office of the Issuer for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Issuer, subject to delivery of the documents required under Section 8.6(b), shall execute and deliver, at the Issuer's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1(a). Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Issuer may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less

than US$2,000,000 and integral multiples of $500,000 in excess thereof. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representations and agreement set forth in Section 6.

14.3. Replacement of Notes.

Upon receipt by the Issuer of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Noteholder or another Institutional Investor holder of a Note with a minimum net worth of at least US$50,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

the Issuer shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon. The Noteholder shall pay all reasonable expenses incurred by the Issuer in issuing a replacement Note to such Noteholder within 60 days of receipt of an itemized statement of such expenses.

15. PAYMENTS ON NOTES.

15.1. Place of Payment.

Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in the United States of America at the principal office of the Trustee in such jurisdiction. The Issuer may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Issuer in such jurisdiction or the principal office of a bank or trust company acceptable to the Majority Noteholders in such jurisdiction.

15.2. Home Office Payment.

So long as the Initial Noteholders or their nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Issuer will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Initial Noteholder's name in Schedule A, or by such other method or at such other address as such Initial Noteholder shall have from time to time specified to the Issuer in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Issuer made concurrently with or reasonably

promptly after payment or prepayment in full of any Note, the Initial Noteholder shall surrender such Note for cancellation, reasonably promptly after any such request, to the Issuer at its principal executive office or at the place of payment most recently designated by the Issuer pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a Noteholder or its nominee such Noteholder will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Issuer in exchange for a new Note or Notes pursuant to Section 14.2. The Issuer will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Noteholder under this Agreement and that has made the same agreement relating to such Note as such Noteholder has made in this Section 15.2.

16. TRUSTEE.

16.1. Certain Duties and Responsibilities.

(a) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Trustee; and

(b) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Agreement; *provided* that in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Agreement and shall promptly notify the party delivering the same if such certificate or opinion does not so conform. If a conforming certificate or opinion shall not have been delivered to the Trustee within 15 days after such notice from the Trustee, the Trustee shall so notify the Noteholders.

(c) In case a Default or an Event of Default known to the Trustee has occurred and is continuing, the Trustee shall, prior to the receipt of directions, if any, from the applicable Noteholders, exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

(d) No provision of this Agreement shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(1) this subsection shall not be construed to limit the effect of subsection (a) or (b) of this Section;

(2) the Trustee shall not be liable for any error of judgment made in good faith, unless it shall be proven that the Trustee was grossly negligent in ascertaining the pertinent facts;

(3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Noteholders, as applicable, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Agreement;

(4) no provision of this Agreement shall require the Trustee to expend or risk its own funds or incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; *provided* that the reasonable costs of performing its ordinary services under this Agreement shall not be deemed a "financial liability" for purposes hereof; and

(5) the Trustee shall not be liable to the Noteholders for any action taken or omitted by it at the direction of the Noteholders under circumstances in which such direction is required or permitted by the terms of this Agreement.

16.2. Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder which shall be an Independent Eligible Financial Institution organized and doing business under the laws of the United States of America or of any state thereof, authorized under such laws to exercise corporate trust powers. The Trustee and its Affiliates shall have a combined capital and surplus of at least US$200,000,000, subject to supervision or examination by federal or state banking authority and having an office within the United States. If such organization or entity publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 16.2, the combined capital and surplus of such organization or entity shall be deemed to be its combined capital and surplus as set forth in its most recent published report of condition. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 16.2, it shall resign immediately in the manner and with the effect hereinafter specified in this Section 16.

16.3. Representations and Warranties of the Trustee.

The Trustee hereby represents and warrants as follows for the benefit of the Noteholders:

(a) Organization. The Trustee has been duly organized and is validly existing under the laws of its jurisdiction of organization and has the power to conduct its business and affairs as a trustee.

(b) Authorization; Binding Obligations. The Trustee has the power and authority to perform the duties and obligations of trustee under this Agreement. The Trustee has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and all of the documents required to be executed by the Trustee pursuant hereto. Upon execution and delivery by the Trustee, this Agreement will constitute the legal, valid and binding obligation of the Trustee enforceable in accordance with its terms.

(c) Eligibility. The Trustee is eligible under Section 16.2 to serve as Trustee hereunder.

(d) No Conflict. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated by this Agreement, (i) is prohibited by, or requires the Trustee to obtain any consent, authorization, approval or registration under, any law, statute, rule, regulation, judgment, order, writ, injunction or decree that is binding upon the Trustee or any of its properties or assets, or (ii) will violate any provision of, result in any default or acceleration of any obligations under, result in the creation or imposition of any lien pursuant to, or require any consent under, any material agreement to which the Trustee is a party or by which it or any of its property is bound.

(e) No Litigation. There are no actions, suits or proceedings pending or, to the best of the Trustee's knowledge, threatened or likely to be asserted against or affecting the Trustee before or by any court, administrative agency, arbitrator or governmental body (i) with respect to any of the transactions contemplated by this Agreement or (ii) with respect to any other matter which in the judgment of the Trustee would, if determined adversely to the Trustee, materially and adversely affect its ability to perform its obligations under this Agreement.

(f) No Default. The Trustee is not in default with respect to any order or decree of any court or any order, regulation or demand of any Governmental Agency, which default might have consequences that would materially and adversely affect the condition (financial or otherwise) or operations of the Trustee or its properties or might have consequences that would materially and adversely affect its performance hereunder.

16.4. Notice of Default.

Promptly (and in no event later than five Business Days) after the occurrence of any Default or Event of Default known to a responsible officer of the Trustee or after any declaration of acceleration has been made by or delivered to the Noteholders and the Trustee, the Trustee shall transmit by mail to the Noteholders notice of all Defaults or Events of Default hereunder known to such responsible officer, unless such Default or Event of default shall have been cured or waived.

16.5. Compensation and Reimbursement.

(a) The Issuer agrees to pay the Trustee reasonable compensation for all services rendered by it hereunder and shall reimburse the Trustee in a timely manner upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision hereunder and expenses related to maintenance and administration of the collateral under the Security Documents.

(b) The Issuer agrees to indemnify the Trustee, its directors, officers, employees and agents for, and to hold harmless against any loss, liability or expense (including, without limitation, reasonable attorney's fees and expenses) incurred without gross negligence, willful misconduct or bad faith arising out of or in connection with the acceptance or administration of this trust, including costs and expenses of defense against any claim or liability in connection with the exercise of performance of any of its powers or duties hereunder.

16.6. Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Section shall become effective until the acceptance of appointment by the successor Trustee under Section 16.6.

(b) The Trustee may resign at any time by giving not less than 30 days' written notice thereof to the Issuer and the Noteholders. Upon receiving such notice of resignation, the Issuer shall promptly appoint a successor trustee or trustees, acceptable to the Noteholders in their sole discretion, by written instrument, in duplicate, executed by an Responsible Officer of the Issuer, one original copy of which shall be delivered to the Trustee so resigning and one original copy to the successor trustee or trustees, together with a copy to each Noteholder. If no successor trustee shall have been appointed and an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee, the Issuer or any Noteholder may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time upon the request of the Majority Noteholders, at any time when an Event of Default shall have occurred and be continuing or when a successor Trustee has been appointed pursuant to Section 16.6.

(d) If at any time the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent or a receiver or liquidator of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case (A) the Issuer, may remove the Trustee or (B) the Noteholders may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

16.7. Acceptance and Appointment by Successor.

Every successor Trustee appointed hereunder shall be required to execute, acknowledge and deliver to the Issuer, the Noteholders and the retiring Trustee an instrument accepting such appointment, and the successor Trustee shall, upon payment of its fees, expenses and indemnities then unpaid, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its lien, if any, provided for herein, then thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts, duties and obligations of the retiring Trustee.

16.8. Merger, Conversion, Consolidation or Succession to Business of Trustee.

Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all of the

corporate trust business of the Trustee, shall be the successor of the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto.

16.9. Certain Duties Related to Payments.

If the Trustee shall not have received a payment, and such payment was due to the Trustee pursuant to Section 15.1, the Trustee shall notify the Noteholders of such nonpayment and shall take such action as the Majority Noteholders shall direct in writing or, if no such direction is received, such action as the Trustee shall deem most effectual. Any such action shall be without prejudice to any right to claim a Default under this Agreement.

17. EXPENSES, ETC.

17.1. Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Issuer will pay all costs and expenses (including reasonable attorneys' fees of counsel to the Noteholders and, if reasonably required, local or other counsel) incurred by the Noteholders in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty or the Security Documents (whether or not such amendment, waiver or consent becomes effective), including: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty or the Security Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty or the Security Documents, or by reason of being a holder of any Note, and (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Issuer or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes. The Issuer will pay, and will save the Noteholders and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those retained by the Noteholders).

17.2. Survival.

The obligations of the Issuer under this Section 17 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

18. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by a Noteholder of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Noteholder or any other holder of a Note. All statements contained in any

certificate or other instrument delivered by or on behalf of the Issuer pursuant to this Agreement shall be deemed representations and warranties of the Issuer under this Agreement. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between the Noteholders and the Issuer and supersede all prior agreements and understandings relating to the subject matter hereof.

19. AMENDMENT AND WAIVER.

19.1. Requirements.

This Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty and the Security Documents may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of (i) the Issuer and (ii) the Trustee at the direction of the Majority Noteholders, provided that (a) no amendment or waiver of any of the provisions of Section 12(a) and (b) hereof will be effective unless not less than 100% of the Noteholders at such time have consented in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 13 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver.

19.2. Solicitation of Holders of Notes.

(a) Solicitation. The Issuer will provide each Noteholder (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Issuer will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 19 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b) Payment. The Issuer will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any Noteholder as consideration for or as an inducement to the entering into by any Noteholder or any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

19.3. Binding Effect, etc.

Any amendment or waiver consented to as provided in this Section 19 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note

and upon the Issuer without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Issuer and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "this Agreement" or "the Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

19.4. Notes held By Company, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Issuer or any of its Affiliates shall be deemed not to be outstanding.

20. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by facsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i) if to an Initial Noteholder or its nominee, at the address specified for such communications to the Initial Noteholder in Schedule A-1, or at such other address as shall be specified to the Issuer in writing,

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Issuer and the Trustee in writing, or

(iii) if to the Trustee, at the address specified for such communications to the Trustee in Schedule A-2, or at such other address as shall be specified to the Issuer in writing,

(iv) if to the Issuer, to the Issuer at its address specified for such communication to the Issuer in Schedule A-3, or at such other address as the Issuer shall have specified to the holder of each Note and the Trustee in writing.

Each such notice or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified and a confirmation of such facsimile has been received by the sender, (ii) if given by mail, 5 days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iii) if given by any other means, when delivered at the addresses specified.

21. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by the Noteholders at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to the Noteholders, may be reproduced by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Noteholders may destroy any original document so reproduced. The Issuer agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by a Noteholder in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 21 shall not prohibit the Issuer or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

22. CONFIDENTIAL INFORMATION.

For the purposes of this Section 22, "Confidential Information" means information delivered to a Noteholder by or on behalf of the Note Purchase Parties and their Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement that (A) in the case of information delivered after the Closing, is proprietary in nature and was clearly marked or labeled or otherwise adequately identified in writing when received by the Noteholders as being confidential information of Note Purchase Parties or such Subsidiary or (B) in the case of information delivered prior to the Closing, is not available on SEDAR, provided that, in the case of (A) above, such term does not include information that (a) was publicly known or otherwise known to such Noteholder prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by a Noteholder or any person acting on its behalf, (c) otherwise becomes known to a Noteholder other than through disclosure by Note Purchase Parties or any of their Subsidiaries or from a third party that was not prohibited from making such disclosure or (d) constitutes financial statements delivered to a Noteholder under Section 7.1 that are otherwise publicly available. Each Noteholder will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by it in good faith and at its commercially reasonable discretion, to protect confidential information of third parties delivered to the Noteholders, provided that the Noteholders may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by the Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 22, (iii) any other holder of any Note, (iv) any Institutional Investor to which a Noteholder may sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22 and is not a competitor with any Note Purchase Party or Subsidiary), (v) any Person from which a Noteholder may offer to purchase any security of the Issuer (if such Person has agreed in writing

prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22 and is not a competitor with any Note Purchase Party or Subsidiary), (vi) any federal, state or provincial regulatory authority having jurisdiction over a Noteholder, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about a Noteholder's investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to the Noteholders, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which a Noteholder is a party or (z) if an Event of Default has occurred and is continuing, to the extent a Noteholder may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under the Noteholders' Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 22 as though it were a party to this Agreement. On reasonable request by the Issuer in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Issuer embodying the provisions of this Section 22.

23. SUBSTITUTION OF NOTEHOLDER.

The Noteholders shall have the right to substitute any one of their respective Affiliates as the purchaser of the Notes that such Noteholder has agreed to purchase hereunder, by written notice to the Issuer, which notice shall be signed by both the Noteholder and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.

24. MISCELLANEOUS.

24.1. Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

24.2. Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

24.3. Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

24.4. Construction.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

24.5. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

24.6. Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Illinois excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

(Remainder of page intentionally left blank)

This Agreement is entered into as of the date above written on the terms and conditions contained herein.

Note Purchase Parties:

STUDENT TRANSPORTATION OF AMERICA, INC.

By: [signature]
Name: DENIS J. GALLAGHER
Title: CEO

STUDENT TRANSPORTATION OF AMERICA, HOLDINGS, INC.

By: [signature]
Name: DENIS J. GALLAGHER
Title: CEO

STUDENT TRANSPORTATION OF AMERICA LTD.

By: [signature]
Name: DENIS J. GALLAGHER
Title: CEO

Trustee:

COMPUTERSHARE TRUST COMPANY, INC.

By: ______________________

Name: John M. Wahl

Title: Corporate Trust Officer

By: ______________________

Name: Rose Stroud

Title: Trust Officer

SIGNATURE PAGE TO NOTE PURCHASE AGREEMENT

Initial Noteholders:

SUN LIFE ASSURANCE COMPANY OF CANADA

By: ______________________
Name: Keith Cressman
Title: AVP, Private Placements

By: ______________________
Name: Steve Theofanis
Title: Director, Private Placements

LONDON LIFE INSURANCE COMPANY

By: ______________________
Name: ______________________
Title: ______________________

By: ______________________
Name: ______________________
Title: ______________________

Initial Noteholders:

SUN LIFE ASSURANCE COMPANY OF CANADA

By: ______________________________
Name: ______________________________
Title: ______________________________

By: ______________________________
Name: ______________________________
Title: ______________________________

LONDON LIFE INSURANCE COMPANY

By: ______________________________
Name: Robert J. T. Barnes
Title: Authorized Signatory

By: ______________________________
Name: ANDREW ROBERTSON
Title: AUTHORIZED SIGNATORY

SIGNATURE PAGE TO NOTE PURCHASE AGREEMENT

SCHEDULE A-1

INFORMATION RELATING TO NOTEHOLDERS

Name of Noteholder	Principal Amount of Notes to be Purchased
SUN LIFE ASSURANCE COMPANY OF CANADA	US$20,000,000

Register Notes in name of:

SUN LIFE ASSURANCE COMPANY OF CANADA US$20,000,000

(1) All payments by wire transfer of immediately available funds to:

US Dollar Payments from a Canadian Financial Institution

Beneficiary Bank:

Bank of Montreal
International Banking, Head Office
Montreal, Quebec
SWIFT BIC Address: BOFMCAM2

Beneficiary:	Account:	24234600338
	Name:	Sun Life Assurance Company of Canada 227 King Street South Waterloo, Ontario

US Dollar Payments from the US

Pay through: Intermediary (destination) Bank:

Wachovia Bank, N.A.
New York, NY

SWIFT BIC Address:	PNBPUS3NNYC
FEDWIRE ABA:	026005092
Or CHIPS Participant ID:	0509

Beneficiary's Bank:

Bank of Montreal
International Banking, Head Office
Montreal, Quebec
SWIFT BIC Address: BOFMCAM2
Account 2000192009878

Beneficiary:	Account:	24234600338
	Name:	Sun Life Assurance Company of Canada 227 King Street South Waterloo, Ontario

with sufficient information to identify the source and application of such funds.

(2) All notices of payments and written confirmations of such wire transfers:

Sun Life Assurance Company of Canada
227 King Street South
Waterloo, Ontario
N2J 4C5
Attn: Private Placements, Location Code 02D36

FAX: (519) 888-3666

(3) All other notices and communications:

Sun Life Assurance Company of Canada
Private Placements
1155 Metcalfe Street
Suite 2156,
Montreal, Quebec
H3B 2V9

Attn: Leslie Hamilton

Tax ID No.: U.S. Taxpayer Identification Number 13-1082080

SCHEDULE A-1

INFORMATION RELATING TO NOTEHOLDERS

Name of Noteholder	Principal Amount of Notes to be Purchased
London Life Insurance Company	US$15,000,000

Register Notes in name of:

London Life Insurance Company US$15,000,000

(1) All payments by wire transfer of immediately available funds to:

Pay Through: Wachovia Bank NA
New York
SWIFT Code: PNBPUS3NNYC
Fed Routing: 026005092

Intermediary Institution: Bank of Montreal
SWIFT BIC Address: BOFMCAT2FXM
ACCOUNT No.: 2000192009836
CHIPS UID: 192531

Account with Institution: Bank of Montreal
335 Main Street, Winnipeg, Manitoba, Canada R3C 2R6
Canadian Direct Payment Routing Number: 000105797
Bank of Montreal: 0001
Branch Transit Number: 05797

Beneficiary: Transit No. & Account No.: 05794700026
London Life Insurance Company
100 Osborne Street,
Winnipeg, Manitoba, Canada R3C 3A5

with sufficient information to identify the source and application of such funds.

(2) All notices of payments and written confirmations of such wire transfers:

London Life Insurance Company
C/O The Great-West Life Assurance Company

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5
Facsimile: 204.946.8395
Attention: Securities Administration, 2C

(3) All other notices and communications:

London Life Insurance Company
C/O The Canada Life Assurance Company
330 University Avenue
Toronto, Ontario
M5G 1R8
Facsimile: (416) 597-9678

Attention: Hong Ng, Private Debt Investments S-9

Tax ID No. – Not Applicable

SCHEDULE A-2

INFORMATION RELATING TO TRUSTEE

Name of Trustee

Computershare Trust Company, Inc.

(1) All payments by wire transfer of immediately available funds to:

Computershare Trust Company, Inc.
350 Indiana St.
Suite 800
Golden, CO 80403

Send Correspondence

P. O. Box 1596
Denver, CO 80201-1596

Wire instructions are as follows:

Harris Trust and Savings Bank

Chicago, IL

ABA #: 071 000 288
Account number: 2265692
Name on Account: Computershare Trust Company, Inc.
Escrow Holding Account
Ref: STA

In your notes, on your wire, please put what you are paying for and your account number. This will facilitate posting of your funds.

If you have any questions please telephone Zack De Lisa at (303)262-0600 x4758. Thank you.

with sufficient information to identify the source and application of such funds.

(2) All notices of payments and written confirmations of such wire transfers:

(3) All other notices and communications:

SCHEDULE A-3

INFORMATION RELATING TO THE ISSUER

Name of the Issuer

Student Transportation of America, Inc.

All notices and communications:

Student Transportation of America, Inc.
3349 Highway 138
Building B, Suite D
Wall, NJ 07719
Attn: Mr. Denis Gallagher, Chairman and CEO

with a copy to

Byrne Law Office
1459 Bayshire Drive
Oakville, ON L6H 6E8
Canada
Attn: Mr. Robert Byrne, Esq.

and a copy to

FagelHaber LLC
55 East Monroe Street
Chicago, IL 60603
Attn: Barry Fischer, Esq.

Tax ID No.: 22-3512226

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

"Adjusted EBITDA" means, with reference to any period of twelve fiscal months then ended, EBITDA for such period plus an amount calculated by the Issuer in its reasonable discretion equal to (i) the EBITDA of the Persons or assets which are the subject of each acquisition consummated during the period adjusted for the reasonably expected savings in operating expenses resulting from such acquisition as if such acquisition was completed on the first day of each such period plus (ii) the pro forma EBITDA that Parent expects to earn based upon performance of a Bid Contract entered into during the period as though Parent has entered into such Bid Contract on the first day of such period minus (iii) the EBITDA attributed to any Contract during such period if such Contract terminates during the period and is not renewed, extended or otherwise continued within 30 days after the date of such termination; provided that any such adjustment based on expected savings in operating expenses as a result of any such acquisition specified in clause (i) above or pro forma EBITDA relating to any Bid Contract specified in clause (ii) above shall be readjusted for each month after the date such acquisition is consummated or Bid Contract commences, as applicable, if the actual savings in operating expenses realized during such month as a result of such acquisition or EBITDA actually earned as a result of such Bid Contract is less than projected; provided, further that there shall be included in such determination for such period all such amounts attributable to any Person acquired during such period pursuant to an acquisition to the extent not subsequently sold or otherwise disposed of during such period.

"Affiliate" means at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person. As used in this definition, "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Asset" means, with respect to any Person, any property, asset or undertaking of such Person, whether real or personal, of any kind and wherever situated, whether now owned or hereafter acquired.

"Asset Sale" means the sale, lease, securitization (or like), conveyance or other disposition of any Assets (including without limitation a sale by way of shares or a sale by way of a Sale Leaseback Transaction) other than the sale of Assets in the ordinary course of business. Notwithstanding the foregoing, sales of Assets that become excess, worn-out, obsolete, uneconomical or damaged or are otherwise unsuitable for use in the business of any member of the Restricted Group, sales of delinquent notes or receivables in the ordinary course of business for collection purposes, and transfers by any member of the Restricted Group to another member

of the Restricted Group, as the case may be, and the sale or lease of inventory or excess or old school buses in the ordinary course of business will not be deemed to be an Asset Sale.

"Bid Contract" means each new contract entered into by any member of the Restricted Group relating to the transportation of students or other related activities for which the Issuer or such Person is committed to incur start-up costs, purchase new equipment, including without limitation, school buses, or to make capital improvements.

"Business Day" means a day, other than a Saturday or Sunday, on which banks are generally open for business in both Chicago, Illinois and Toronto, Ontario.

"Canadian GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (or agencies with similar functions of comparable stature and authority within the Canadian accounting profession), which are applicable to the circumstances as of the date of determination.

"Capital Lease" means, with respect to a Person, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease obligation on a balance sheet of such person if such balance sheet were prepared in accordance with Canadian GAAP; the amount of any Capital Lease at any date shall be the amount of the obligation in respect thereof which would be included in such balance sheet.

"Change of Control" means the occurrence of either of the following events:

(a) The acquisition by any Person or group, other than the management as of the Closing Date, of a direct or indirect interest in securities representing more than 50% of the voting power or voting stock of any Note Purchase Party; by way of purchase, merger or consolidation or otherwise (other than the creation of a holding company that does not involve a change in the beneficial ownership of the Note Purchase Parties as result of such transaction); or

(b) The merger or consolidation of a Note Purchase Party with or into another Person or the merger of another Person into a Note Purchase Party with the effect that immediately after such transaction the shareholders of such Note Purchase Party immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting stock of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of a Note Purchase Party as a result of such transaction.

"Class B Series One Shares" means all issued and outstanding Class B Series One common stock of Holdings.

"Closing" is defined in Section 3.

"Closing Date" means the date upon which the Senior Notes are issued.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"Confidential Information" is defined in Section 22.

"Contract" means each contract entered into by the Issuer or any member of the Restricted Group providing for the transportation of students and other related activities.

"Credit Facilities" means any credit facilities extended to any member of the Secured Group.

"Custodian" means Harris N.A., as Custodian under the Intercreditor Agreement, or any successor thereto as Custodian under the Intercreditor Agreement.

"Debt" with respect to any Person, at any time, without duplication:

(i) any obligations and liabilities for borrowed money;

(ii) obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired;

(iii) guaranties of obligations of entities other than to a member of the Restricted Group; and

(iv) Capital Leases.

But, in any event, shall not include accounts payable (including, without limitation, trade accounts payables and payments with respect to operating leases), income taxes payable, accrued liabilities, distributions payable, deferred revenue, payments under employment agreements or earn-out arrangements (other than cash payments that are in the nature of a deferred purchase price for an acquisition under Canadian GAAP), deferred income taxes and non-controlling interests.

"Default" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"Distributable Cash" means, for the previous 12 months, EBITDA less the sum of (a) Senior Interest Expense, (b) Capital Lease payments, (c) cash income taxes, (d) cash Maintenance Capital Expenditures, (e) scheduled principal repayments of any long term Senior Indebtedness (net of any such amounts that have been refinanced or for which financing commitments have been received), (f) other Distributions, plus, if such month is June, US$500,000, or if such month is any other month than June, US$3,500,000.

"Distribution" means

(a) Without duplication, any declaration, payment or setting aside of cash or kind for payment of any return of or return on capital (for greater certainty to include interest) by any member of the Restricted Group (excluding payments made between members of the Restricted Group);

(b) Any payment of principal or Interest Expense on, or the defeasance of, any other Subordinated Indebtedness; and

(c) Any payment of management or other advisory fees to an Affiliate of the Issuer, other than those fees payable pursuant to transactions with Affiliates permitted under "Limitation on Transactions with Affiliates".

"Domestic Subsidiary" means any Subsidiary other than a Foreign Subsidiary.

"**EBITDA"** means, with reference to any period, Net Income for such period plus the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) income taxes (whether paid or deferred) for such period, (c) depreciation and amortization for such period, (d) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (e) non-cash losses resulting from impairment charges arising from the application of SFAS No. 142 or SFAS No. 144, (f) non-cash expenses relating to the periodic valuation of the preferred and common stock of Holdings, (g) non-cash charges reflecting the minority interest represented by the Class B and C common stock of Holdings, (h) non-cash charges reflecting the mark-to-market of hedging transactions, and (i) non-cash expenses related to issuances of stock-based compensation associated with the Issuer's Equity Incentive Plan, less any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of Holdings or the mark-to-market of hedging transactions.

"Environmental Laws" means any and all Federal, state, local, provincial and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Equity Incentive Plan" means Holdings' equity incentive plan, as approved by the board of directors of Holdings on November 10, 2005.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Issuer under section 414 of the Code.

"Event of Default" is defined in Section 12.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Foreign Pension Plan" means any plan, fund (including, without limitation, any superannuation fund but excluding any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an employee) or other similar program established or maintained outside the United States of America by the Issuer or any ERISA Affiliate for the benefit of employees of the Issuer or any ERISA Affiliate residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

"Foreign Subsidiaries" means each Subsidiary which is organized under the laws of a jurisdiction other than the United States of America or any state thereof.

"GAAP" means generally accepted accounting principals in the United States of America.

"Governmental Authority" means the federal government of the United States, the Canadian government, and any state, county, provincial or local government or regulatory department, body, political subdivision, commission, agency, instrumentality, ministry court, judicial or administrative body, taxing authority, or other authority thereof (including any corporation or other entity owned or controlled by any of the foregoing).

"Guaranty" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

"Hazardous Material" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polycholorinated biphenyls).

"**Hedge Agreement**" means any transaction (including an agreement with respect to any such transaction) (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction, or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions); (ii) which is a type of transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, recurrently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made; or (iii) any combination of these transactions.

"**Hedging Liability**" means the net liability of any member of the Restricted Group under or in respect of a Hedge Agreement.

"Holdings" is defined in the Recitals.

"Holdings Guaranty" is defined in Section 1.

"Independent Eligible Financial Institution" means Computershare Trust Company, Inc. or a financial institution having a long-term debt rating of at least "A2" (not on negative credit watch) by Moody's and "AA" by S&P and a short-term rating of at least "P-1" (not on negative credit watch) by Moody's and "A-1+" by S&P who (i) does not have and is not committed to acquire any direct financial interest or any material indirect financial interest in the

Issuer or in any Affiliate of the Issuer and (ii) is not connected with the Issuer or any Affiliate of the Issuer as an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions.

"Initial Noteholder" means Sun Life Assurance Company of Canada and London Life Insurance Company.

"Institutional Investor" means (a) any original purchaser of a Note, (b) any holder of more than US$2,000,000 in aggregate principal amount of the Notes at the time outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"Intercreditor Agreement" means the Intercreditor and Custodial Agreement dated as of the date hereof among the Noteholders, the Trustee and Harris N.A., as amended, supplemented or modified from time to time.

"Interest Expense" means, for any period, the total of all items properly classified as interest expense (whether expensed or capitalized) for Parent, on a consolidated basis, in accordance with Canadian GAAP.

"Issuer" is defined in the introductory paragraph.

"Lien" means any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or Asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

"Maintenance Capital Expenditures" means, for any period, capital expenditures for the purposes of replacing or substituting or acquiring fixed assets or equipment in order to maintain the Restricted Group's level of operations for the relevant period, but excluding for greater certainty any capital expenditures related to Bid Contracts, acquisitions that have not become operational or purchases of additional equipment in connection with the expansion of operations with respect to an existing Contract.

"Majority Noteholders" means the holders of not less than 66 2/3% of the principal amount of the Notes outstanding at any time.

"Make-Whole Amount" means an amount expressed in U.S. Dollars equal to the outstanding principal amount of Notes (or the portion thereof to be redeemed) calculated to provide a yield to maturity equal to the sum of the U.S. Treasury Yield, calculated at 10:00 a.m. (New York time) on the third Business Day preceding the redemption date, the purchase date, or on the date of demand, as applicable, plus 0.37%.

"Material" means material in relation to the business, operations, affairs, financial condition, assets or properties of Holdings and its Subsidiaries taken as a whole.

"Material Adverse Effect" means, when used with reference to any event or circumstance, an event or circumstance which has had or would reasonably be expected to have a material adverse effect on the ability of any member of the Restricted Group to perform its obligations under this Agreement, the Holdings Guaranty, the Subsidiary Guaranty, any Security Document or the Notes.

"Maturity Date" means December 15, 2011;

"Moody's" means, Moody's Investors Service, Inc. or any successor to its rating business.

"Multiemployer Plan" means any Plan that is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

"Net Income" means, at any time, net earnings of Parent on a consolidated basis, before extraordinary, unusual or non-recurring items, excluding any non-controlling interest in any Person, for the previous four fiscal quarters.

"Note Purchase Parties" means Parent, Holdings and the Issuer.

"Noteholder" is defined in the introductory paragraph.

"Notes" is defined in Section 1.

"Obligations" is defined in Section 9.11.

"Officer's Certificate" means a certificate of a Senior Financial Officer or of any other officer of a Note Purchase Party whose responsibilities extend to the subject matter of such certificate.

"Parent" is defined in the Recitals.

"Payment Date" means the last day of each March, June, September and December from March 31, 2007 until the earlier of (i) the Maturity Date and (ii) the date on which all of the obligations under this Agreement and the Notes have been paid and performed in full.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"Permitted Liens" means:

(a) Liens on Assets of Holdings or a Subsidiary of Holdings that secure Debt owing to the Issuer;

(b) Liens securing Debt of a Person existing at the time that such Person is acquired by or merged into or consolidated or amalgamated with the Issuer or any member of the Restricted Group provided, however, that such Liens were not created in contemplation of such acquisition, merger, consolidation or amalgamation and do not extend to any Assets other than Assets of such Person in existence immediately prior to the amalgamation, merger, consolidation or acquisition;

(c) Liens existing on the Closing Date and specifically identified in Schedule 5.15 of this Agreement or arising after the date hereof pursuant to contractual commitments entered into prior to the date hereof and specifically identified in Schedule 5.15, to the extent such Liens secure Debt existing on the date hereof;

(d) Purchase Money Liens by any member of the Restricted Group;

(e) Liens of any member of the Restricted Group securing Credit Facilities; provided that, the Noteholders shall have entered into a mutually agreeable intercreditor and subordination agreement, in form and content satisfactory to the Noteholders, which, with respect to the Credit Facility being amended and restated as of the date hereof, shall be the Intercreditor Agreement;

(f) Liens for taxes, duties and assessments or governmental charges or levies not yet due or which are due and which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest and are accounted for in the financial statements in accordance with Canadian GAAP;

(g) Liens incurred by any member of the Secured Group that are subordinated to the Liens securing the Notes;

(h) Liens in connection with construction, carriers', warehousemen's, mechanics', material men's, repairmen's or like liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest;

(i) Liens in connection with workers' compensation, employment insurance old age benefits, social security obligations, taxes, assessments, statutory obligations, and other social security obligations or other similar charges not yet due and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(j) Liens constituted by deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds,

performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(k) Liens constituted by easements, rights-of-way, servitudes, zoning and similar rights in or restrictions in respect of land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, pole wires and cables) granted to or reserved or taken by other Persons, which do not individually or in the aggregate, materially detract from the use or value of the Asset subject thereto;

(l) title defects or irregularities that: (i) do not affect the validity or enforcement of or foreclosure on the security, and (ii) are of a minor nature and, in the aggregate, will not materially impair the use of the Assets owned by any member of the Restricted Group for the purpose for which they are held or materially impair the value of the Assets that are affected by such defects or irregularities;

(m) Liens constituted by rights of distress or similar rights reserved in or exercisable under any lease for rent and compliance with the terms of such lease;

(n) undetermined or inchoate Liens and charges incidental to the operations of any member of the Restricted Group that have not been filed against the Issuer or the applicable member of the Restricted Group; provided however that if any such Lien or charge shall have been filed, the Issuer or the applicable member of the Restricted Group shall be contesting the same in good faith which prevent enforcement of the matter under contest;

(o) any other Lien the validity of which is being contested by the Issuer or the applicable member of the Restricted Group in good faith and payment of which has been provided for by deposit in escrow of an amount in cash sufficient to pay the full amount secured thereby;

(p) any Liens arising out of judgments or awards with respect to which any member of the Restricted Group shall be prosecuting an appeal or proceedings for review and for which the Issuer or the applicable member of the Restricted Group is accounting for in its financial statements in accordance with Canadian GAAP and with respect to which a stay of execution pending such appeal or proceedings for review shall have been secured;

(q) Liens constituted by obligations under Capital Leases provided that the same currently exist or are incurred with respect to a new Asset;

(r) the right reserved to or vested in any governmental body by the terms of any lease, franchise, tenure, contract, grant or permit acquired by any member of the Restricted Group or by any statutory provisions, to terminate any such lease, license, franchise, tenure, contract, grant or permit (provided that such right is not then being exercised) or to require annual or other periodic payments or the performance or obligations or imposition of conditions, as a condition of the continuance thereof;

(s) security given to a public or any governmental body in connection with the operations in the ordinary course of business of the applicable member of the Restricted Group;

(t) the reservations, limitations, provisos and conditions, if any, expressed in any original grants of real property from the state;

(u) A Lien on any member of the Restricted Group in cash or marketable debt securities or other Liens in favor of a lender under the Credit Facilities for hedging obligations incurred in the ordinary course of business and not for speculative purposes;

(v) any interest or title of a lessor under any operating lease;

(w) Liens on cash deposited with account debtors in the ordinary course of business, set-off rights of depository institutions or associated with the endorsement of items for deposit or collection of commercial paper received in the ordinary course of business subject to customary and reasonable terms;

(x) any other Liens on any member of the Restricted Group not contemplated under (a) through (w), provided that the aggregate amount of all such indebtedness secured thereby does not exceed US$5,000,000; and

(y) any Lien renewing, extending or refunding any Lien permitted by (a) through (u), provided that:

(i) The principal amount of Debt secured by such Lien immediately prior to such extension, renewal or refunding is not increased or the term to maturity thereof is not reduced;

(ii) Such Lien is not extended to any other Assets; and

(iii) Immediately after such extension, renewal or refunding no Default or Event of Default would exist.

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"Plan" means an "employee benefit plan" (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Issuer or any ERISA Affiliate or with respect to which the Issuer or any ERISA Affiliate may have any liability.

"Pledge Agreement" means that certain Pledge Agreement dated as of the date of this Agreement in favor of the Noteholders from Holdings and the Issuer pledging 100% of the stock of all Domestic Subsidiaries and 65% of all of the stock of each Foreign Subsidiary, as amended, supplemented or modified from time to time.

"property" or **"properties"** means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

"Purchase Money Lien" means a Lien created or assumed by securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of an Asset, provided that: (a) such Lien is assumed or created concurrently with or prior to the acquisition of the Asset, and (b) such Lien does not at any time encumber any Asset other than the Asset (including proceeds derived therefrom) financed or refinanced from such Indebtedness, and, for purposes of this definition, the term "acquisition" shall include a capital lease as well as a purchase money loan.

"Public Reports" means copies of the Parent's annual information form, annual report, management information circular, consolidated financial statements and management discussion and analyses for the year ended June 30, 2006 and unaudited consolidated financial statements and management discussion and analyses for the three month period commencing on July 1, 2006 and ending on September 30, 2006, each of which have been most recently filed on SEDAR.

"QPAM Exemption" means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor, as amended.

"Redemption Price" means the greater of (i) the outstanding principal amount of the Notes or any portion of the Notes being redeemed and (ii) the Make-Whole Amount.

"Responsible Officer" means any Senior Financial Officer and any other officer of a Note Purchase Party with responsibility for the administration of the relevant portion of this Agreement.

"Restricted Group" means, the Parent, Holdings, the Issuer, all Subsidiaries of the Issuer, and all Subsidiaries of Holdings.

"S&P" means, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or any successor to its rating business.

"Sale Leaseback Transaction" means an arrangement with a Person by any member of the Restricted Group providing for the leasing by it of real or personal property (including fixtures) from such Person, which has been previously sold or transferred to such Person by it.

"Secured Group" means, the Issuer, Holdings, all Domestic Subsidiaries of the Issuer and all Domestic Subsidiaries of Holdings.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Security Agreement" means that certain Security Agreement dated as of the date of this Agreement in favor of the Noteholders from Holdings, the Issuer and each Subsidiary Guarantor, as amended, supplemented or modified from time to time.

"Security Documents" means the Security Agreement, the Pledge Agreement, the Holdings Guaranty, the Subsidiary Guaranty, the Intercreditor Agreement, and each other mortgage, deed of trust, account control agreement, security agreement, financing statement or other documents which shall, from time to time, secure or relate to the Debt hereunder and the obligations of the Issuer, Holdings and each Subsidiary Guarantor, as the same may be amended, modified or supplemented from time to time.

"SEDAR" means the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure of documents of public companies and investment funds in Canada.

"Seller Notes" means Debt incurred by the Parent, on a consolidated basis, in connection with an acquisition which is unsecured and subordinated in right of payment of the Notes.

"Senior Financial Officer" means the chief financial officer, principal accounting officer, treasurer or comptroller of a Note Purchase Party.

"Senior Indebtedness" means all Debt, on a consolidated basis, except Subordinated Indebtedness.

"Senior Interest Expense" means Interest Expense on Senior Indebtedness.

"Senior Leverage Ratio" means the ratio of (i) Senior Indebtedness to (ii) Adjusted EBITDA, for the immediately preceding four fiscal quarters for which financial statements have been prepared.

"Source" is defined in Section 6.2.

"Subordinated Indebtedness" means:

(a) Each subordinated note issued by Student Transportation of America ULC and Holdings pursuant to the Subordinated Note Indenture;

(b) any Seller Notes; and

(c) Any Debt that (i) is subordinate in right to prior payment in full of the Notes pursuant to written subordination provisions approved in writing by the Trustee and the Majority Noteholders; (ii) if secured, the right to any security is subordinate to the right to the security granted pursuant to the Collateral Documents in respect of the Notes pursuant to written subordination provisions approved in writing by the Trustee and the Majority Noteholders; and (iii) the holder or holders of which has or have contractually agreed not to take enforcement action for a minimum period of 179 days upon the occurrence of an Event of Default.

"Subordinated Note Indenture" means that certain Subordinated Note Indenture, dated as of December 21, 2004 among Student Transportation of America ULC, an unlimited liability company organized under the laws of Nova Scotia, Canada, Holdings, and the Issuer, Santa Barbara Transportation Corp., a California corporation, Krise Bus Service, Inc., a Pennsylvania corporation, STA of Pennsylvania, Inc., a Pennsylvania corporation, Rick Bus Co., a New Jersey corporation, Southwest Student Transportation, LC, a Texas limited liability company, Goffstown Truck Center, Inc., a New Hampshire corporation, STA of Connecticut, Inc., a Connecticut corporation, Student Transportation of Canada LTD., an Ontario corporation, North Bend Bus Company, Inc., an Oregon corporation, STA of New Jersey, Inc., a New Jersey corporation, STA Transportation of Pittsburgh, Inc., a Pennsylvania corporation, Bet-Cha Transit, Inc., a Vermont corporation, Dail Transportation Inc., a New Hampshire corporation, Ralph Prichard Schoolbuses, Inc., a Pennsylvania corporation, STA of New York, Inc., a New York corporation, Ledgemere Transportation Inc., a Maine corporation, as Guarantors and Computershare Trust Company of Canada, as Trustee.

"Subsidiary" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns more than 50% of the equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership, limited liability company or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership, limited liability company or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Issuer.

"Subsidiary Guarantor" is defined in Section 1.

"Subsidiary Guaranty" is defined in Section 1.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions threreto) that is imposed by any Governmental Authority in respect of any payment under this Agreement, the Notes or the Security Documents.

"Total Indebtedness" means all Senior Indebtedness and all Subordinated Indebtedness on a consolidated basis.

"Total Leverage Ratio" means the ratio of (i) Total Indebtedness to (ii) Adjusted EBITDA, for the immediately preceding four fiscal quarters for which financial statements have been prepared.

"Trustee" means Computershare Trust Company, Inc., a Colorado limited purpose trust company, and any successor trustee appointed pursuant to Section 16.6.

"U.S. Dollars" or **"US$"** means the lawful currency of the United States.

"U.S. Treasury Yield" means, on any date, with respect to any Notes, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of noncallable U.S. Treasury bonds denominated in U.S. Dollars would carry if issued in the United States of America at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to maturity of such Notes. The U.S. Treasury Yield will be the offer-side yield provided by page PX1 on Bloomberg (or such other display that may replace PX1).

SCHEDULE 3

ISSUER ACCOUNT(S)

SCHEDULE 4.9

CHANGES IN CORPORATE STRUCTURE

SCHEDULE 5.3

DISCLOSURE MATERIALS

SCHEDULE 5.4

SUBSIDIARIES AND AFFILIATES

SCHEDULE 5.5

FINANCIAL STATEMENTS

<u>SCHEDULE 5.8</u>

LITIGATION

SCHEDULE 5.11

LICENSES, PERMITS, ETC.

SCHEDULE 5.15

EXISTING DEBT

<u>SCHEDULE 5.17</u>

REGULATIONS

SCHEDULE 8.1

INTEREST PAYMENTS

EXHIBIT 1(a)

FORM OF SENIOR NOTE

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE. THIS NOTE MAY BE PURCHASED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED BY THE HOLDER HEREOF DIRECTLY OR INDIRECTLY WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OF U.S. PERSONS (AS DEFINED IN REGULATION S) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY SECTION 4(2) OF THE SECURITIES ACT, RULE 144A UNDER THE SECURITIES ACT OR ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT. A TRANSFER OF THIS NOTE IS SUBJECT TO THE RESTRICTIONS DESCRIBED HEREIN, INCLUDING THAT NO SALE, PLEDGE, TRANSFER OR EXCHANGE MAY BE MADE HEREOF (1) EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EXEMPTION FROM REGISTRATION AS DESCRIBED HEREIN, (2) EXCEPT IN COMPLIANCE WITH THE CERTIFICATION AND OTHER REQUIREMENTS SET FORTH IN THE NOTE PURCHASE AGREEMENT DATED AS OF DECEMBER 14, 2006 BY AND AMONG STUDENT TRANSPORTATION OF AMERICA, INC., AS ISSUER EACH NOTEHOLDER, AND COMPUTERSHARE TRUST COMPANY, INC., AS TRUSTEE, AS AMENDED, SUPPLEMENTED OR MODIFIED FROM TIME TO TIME, (THE "NPA") AND (3) IN A DENOMINATION LESS THAN THE REQUIRED MINIMUM DENOMINATION. THIS NOTE IS SUBJECT TO FURTHER RESTRICTIONS ON TRANSFER UNDER THE NPA.

NEITHER THE ISSUER NOR ANY COLLATERAL PLEDGED TO OR FOR THE BENEFIT OF THE HOLDER HEREOF PURSUANT TO THE SECURITY DOCUMENTS (AS DEFINED IN THE NPA) HAS BEEN REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED AND THE INVESTMENT COMPANY ACT BY REASON OF THE EXCEPTION FROM REGISTRATION CONTAINED IN SECTION 3(c)(7) THEREOF. EACH PURCHASER OF AN INTEREST IN THIS NOTE AND EACH SUBSEQUENT TRANSFEREE OF AN INTEREST THEREIN THAT IS A U.S. PERSON (WITHIN THE MEANING OF THE INVESTMENT COMPANY ACT) WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT IT IS A QUALIFIED PURCHASER AND ALSO WILL BE DEEMED TO HAVE MADE THE REPRESENTATIONS SET FORTH IN THE NPA APPLICABLE TO NOTEHOLDERS THEREUNDER. NO TRANSFER OF THIS NOTE THAT WOULD HAVE THE EFFECT OF REQUIRING THE ISSUER TO REGISTER AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT WILL BE PERMITTED. THE PURCHASER OF THIS NOTE AGREES THAT SUCH NOTE IS BEING ACQUIRED FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO DISTRIBUTION AND MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (a) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS AN ACCREDITED INVESTOR WITHIN THE MEANING OF SUBPARAGRAPH (a)(1), (2), (3) OF RULE 501 OF THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT, TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON THE EXEMPTION FROM SECURITIES ACT REGISTRATION OR (b) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S OF THE SECURITIES ACT, IN EACH SUCH CASE IN COMPLIANCE WITH THE NPA AND ALL APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION.

EACH PURCHASER (AND EACH SUBSEQUENT TRANSFEREE) OF THIS NOTE WILL BE DEEMED TO REPRESENT AND WARRANT THAT EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF OR USING ASSETS OF, AN "EMPLOYEE BENEFIT PLAN" SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), A "PLAN" DESCRIBED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), SUBJECT TO SECTION 4975 OF THE CODE, AN ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED

TO INCLUDE "PLAN ASSETS" OF ANY OF THE FOREGOING BY REASON OF AN EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN SUCH ENTITY, OR A GOVERNMENTAL OR CHURCH PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (SUCH REPRESENTATION SHALL BE DEEMED TO BE MADE ON EACH DAY FROM THE DATE ON WHICH SUCH INVESTOR OR TRANSFEREE ACQUIRES SUCH SECURED NOTES THROUGH AND INCLUDING THE DATE ON WHICH SUCH INVESTOR OR TRANSFEREE DISPOSES OF ITS INTEREST IN SUCH SECURED NOTES) OR (B) ITS PURCHASE, HOLDING AND DISPOSITION OF SUCH SECURED NOTE WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL OR CHURCH PLAN, A VIOLATION OF ANY SUBSTANTIALLY SIMILAR FEDERAL, STATE OR LOCAL LAW).

Chicago, Illinois
US$____

December 14, 2006

STUDENT TRANSPORTATION OF AMERICA, INC.
Senior Note
Due December 15, 2011

FOR VALUE RECEIVED, Student Transportation of America, Inc., a Delaware corporation (the "Issuer"), promises to pay to [____________________] (the "Noteholder") and its successors and assigns, the principal sum of US$[______] on December 15, 2011 or sooner as provided in the Note Purchase Agreement dated as of December 14, 2006 (as amended, supplemented or modified from time to time, the "Agreement"; capitalized terms used herein and not otherwise defined in this Note shall have the meanings assigned thereto in the Agreement), among the Issuer, Computershare Trust Company, Inc., a Colorado limited purpose trust company as Trustee (the "Trustee"), Student Transportation of America Holdings, Inc., a Delaware corporation, Student Transportation of America Ltd., an Ontario corporation, and the Noteholders party thereto.

The Issuer promises to make payments of interest on the unpaid principal and any Make-Whole Amount at the rates on the dates, in the manner and in the amounts set forth in the Agreement. Interest due on this Senior Note shall be calculated as provided in the Agreement.

If any amount of interest or principal on or in respect of this Senior Note becomes due and payable on any date which is not a Business Day, such amount shall be payable on the next succeeding Business Day. "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Chicago, Illinois and Toronto, Ontario are not generally open for business. All payments of principal, premium, if any, and interest shall be payable in the lawful money of the United States of America.

If an Event of Default shall occur, the principal of and accrued interest on this Senior Note may be declared to be due and payable, or shall automatically become due and payable, in the manner and with the effect provided in the Agreement.

This Senior Note is one of the Notes issued by the Issuer pursuant to the Agreement. This Note is entitled to the benefits of certain collateral security (the "Collateral") under the Security Documents (as defined in the Agreement).

This Senior Note does not purport to summarize the Agreement, and reference is made to the Agreement for information with respect to the interests, rights, benefits, obligations, proceeds and duties evidenced hereby. A copy of the Agreement may be examined during normal business hours at the principal office of the Trustee, and at such other places, if any, designated by the Trustee, or by the Noteholder upon request.

This Note may be declared due prior to its expressed maturity date, voluntary redemption may be made by the Issuer and certain redemptions are required to be made thereon, all in the events, on the terms and in the manner and amounts as provided in the Agreement.

The terms and provisions of the Agreement and the rights and obligations of the Issuer and the rights of the Noteholders may be changed and modified to the extent permitted by and as provided in the Agreement.

This Senior Note is transferable only by surrender thereof at the principal office of the Trustee duly endorsed or accompanied by a written instrument of transfer duly executed by the registered Noteholder or its attorney duly authorized in writing and in the manner provided for in the Agreement. Any Person in whose name this Note shall be registered shall be deemed and treated as the owner thereof for all purposes of the Agreement and, subject to the Agreement, neither the Issuer nor the Trustee shall be affected by any notice or knowledge to the contrary.

The Issuer hereby waives presentment, demand, protest, notice of protest and notice of dishonor.

This Senior Note will be construed and enforced in accordance with the laws of the State of Illinois.

This Senior Note shall not be valid until a certificate of authentication hereon shall have been signed by the Trustee.

STUDENT TRANSPORTATION OF AMERICA, INC., as the Issuer

By:____________________
Name:____________________
Title:____________________

TRUSTEE CERTIFICATE OF AUTHENTICATION

This Senior Note is one of the Notes described in the Agreement mentioned hereinabove.

Date: ____________________

COMPUTERSHARE TRUST COMPANY, INC.,
as Trustee

By:_________________________
Name:_______________________
Title:________________________

By:_________________________
Name:_______________________
Title:________________________

ASSIGNMENT OR TRANSFER OF NOTE
(To be signed only upon transfer of Note)

For value received, the undersigned hereby sells, assigns and transfers unto __________ the within Senior Note, and appoints ____________ Attorney to transfer such Senior Note on the books kept for the registration thereof, with full power of substitution in the premises.

Date:________________

By:___________________________
Name:
Title:
(Signature must conform in all respects to name of Holder as specified on the face of the Note)

FORM OF HOLDINGS GUARANTY

HOLDINGS GUARANTY

This HOLDINGS GUARANTY (this "Guaranty"), is dated as of December 14, 2006, by STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., a Delaware corporation ("Guarantor"), SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed under the Insurance Companies Act of Canada, and LONDON LIFE INSURANCE COMPANY, a company governed under the Insurance Companies Act of Canada (each, a "Noteholder" and collectively, "Noteholders"), and COMPUTERSHARE TRUST COMPANY, INC., a Colorado limited purpose trust company, as Trustee on behalf of the Noteholders (the "Trustee").

WITNESSETH:

WHEREAS, pursuant to that certain Note Purchase Agreement dated as of the date hereof by and among Student Transportation of America, Inc., a Delaware corporation (the "Issuer"), Student Transportation of America, Ltd., an Ontario corporation (the "Parent"), Guarantor, the Noteholders and the Trustee (the "Agreement"; capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement), Guarantor has agreed to guarantee the Obligations;

WHEREAS, Guarantor is the parent of Issuer, and as such will derive direct and indirect economic benefits from the issuance of the Notes pursuant to the Agreement by the Noteholders and other financial accommodations provided to Issuer thereunder; and

WHEREAS, in order to induce the Noteholders to enter into the Agreement and to induce the Noteholders to purchase the Notes; Guarantor has agreed to guarantee the Issuer's obligations under the Agreement and the Notes;

NOW, THEREFORE, in consideration of the agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. DEFINITIONS.

Capitalized terms used herein shall have the meanings assigned to them in the Agreement, unless otherwise defined herein.

References to this "Guaranty" shall mean this Guaranty, including all amendments, modifications and supplements and any annexes, exhibits and schedules to any of the foregoing, and shall refer to this Guaranty as the same may be in effect at the time such reference becomes operative.

References to the "Note Purchase Documents" shall mean the Agreement, the Notes and the Security Documents, as each term is defined in the Agreement.

2. THE GUARANTY.

2.1. Guaranty of Guaranteed Obligations. Guarantor unconditionally guarantees to the Trustee, for the benefit of the Noteholders, and their respective successors, endorsees, transferees and assigns, the prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of the Obligations (hereinafter the "Guaranteed Obligations"). Guarantor agrees that this Guaranty is a guaranty of payment and performance and not of collection, and that its obligation under this Guaranty shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(a) the genuineness, validity, regularity, enforceability or any future amendment of, or change in this Guaranty, the Note Purchase Documents or any other agreement, document or instrument to which any member of the Restricted Group and/or Guarantor is or may become a party;

(b) the absence of any action to enforce this Guaranty or the waiver or consent by the Trustee and/or the Noteholders pursuant to the terms of any Note Purchase Documents with respect to any of the provisions thereof;

(c) the existence, value or condition of, or failure to perfect its Lien against, any collateral for the Guaranteed Obligations or any action, or the absence of any action, by the Trustee in respect thereof (including, without limitation, the release of any such security); or

(d) the insolvency of any member of the Restricted Group; or

(e) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor,

it being agreed by Guarantor that its obligations under this Guaranty shall not be discharged until the indefeasible payment in full of the Obligations. Guarantor shall be regarded, and shall be in the same position, as principal debtor with respect to the Guaranteed Obligations. Guarantor agrees that any notice or directive given at any time to the Trustee which is inconsistent with the waiver in the immediately preceding sentence shall be null and void and may be ignored by the Trustee and the Noteholders, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Guaranty for the reason that such pleading or introduction would be at variance with the written terms of this Guaranty, unless the Trustee and the Noteholders have specifically agreed otherwise in writing. It is agreed among Guarantor, the Trustee and the Noteholders that the foregoing waivers are of the essence of the transaction contemplated by the Agreement and the other Note Purchase Documents and that, but for this Guaranty and such waivers, the Trustee and the Noteholders would decline to enter into the Agreement and the other Note Purchase Documents.

2.2. Demand by Trustee or Noteholders. In addition to the terms of the Guaranty set forth in Section 2.1 hereof, and in no manner imposing any limitation on such terms, it is expressly understood and agreed that, if, at any time, the outstanding principal amount of the Guaranteed Obligations under the Agreement and the Notes (including all accrued interest thereon) is declared to be immediately due and payable, then Guarantor shall, without

demand, pay to the Trustee, the entire outstanding Guaranteed Obligations due and owing to the Noteholders. Payment by Guarantor shall be made to the Trustee in immediately available funds to an account designated by the Trustee or at the address set forth in the Agreement for the giving of notice to the Trustee or at any other address that may be specified in writing from time to time by the Trustee, and shall be credited and applied to the Guaranteed Obligations.

2.3. Enforcement of Guaranty. In no event shall Trustee have any obligation (although it is entitled, at its option) to proceed against Issuer, any Subsidiary Guarantor or any collateral pledged to secure Guaranteed Obligations before seeking satisfaction from Guarantor, and the Trustee may proceed, prior or subsequent to, or simultaneously with, the enforcement of Trustee's and/or the Noteholders' rights hereunder, to exercise any right or remedy which it may have against any collateral, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

2.4. Waiver. In addition to the waivers contained in Section 2.1 hereof, Guarantor waives, and agrees that it shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantor of its Guaranteed Obligations under, or the enforcement by the Trustee and/or the Noteholders of, this Guaranty. Guarantor hereby waives diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in Issuer's financial condition or any other fact which might increase the risk to Guarantor) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waives the benefit of all provisions of law which are or might be in conflict with the terms of this Guaranty. Guarantor represents, warrants and agrees that, as of the date of this Guaranty, its obligations under this Guaranty is not subject to any offsets or defenses against the Trustee or any of the Noteholders or any Person of any kind. Guarantor further agrees that its obligations under this Guaranty shall not be subject to any counterclaims, offsets or defenses against the Trustee or any of the Noteholder or against any Person of any kind which may arise in the future.

2.5. Benefit of Guaranty. The provisions of this Guaranty are for the benefit of the Trustee and the Noteholders and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between the Note Purchase Parties, any Guarantor or any Subsidiary Guarantor (or any Foreign Subsidiary that becomes a "Guarantor" under and pursuant to the Agreement) and the Trustee or the Noteholders, the obligations of the Note Purchase Parties and the Guarantor under the Note Purchase Documents. In the event all or any part of the Guaranteed Obligations are transferred, indorsed or assigned by the Trustee or any Noteholder to any Person or Persons, any reference to "Trustee" or "Noteholder" herein shall be deemed to refer equally to such Person or Persons.

2.6. Modification of Guaranteed Obligations, Etc. Guarantor hereby acknowledges and agrees that the Trustee and the Noteholders may at any time or from time to time, with or without the consent of, or notice to, Guarantor:

(a) change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(b) take any action under or in respect of the Note Purchase Documents in the exercise of any remedy, power or privilege contained therein or available to it at law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(c) amend or modify, in any manner whatsoever, Note Purchase Documents;

(d) extend or waive the time for any applicable member of the Restricted Group's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Note Purchase Documents, or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(e) take and hold collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any property pledged, mortgaged or conveyed, or in which the Trustee or the Noteholders have been granted a Lien, to secure any Obligations;

(f) release anyone who may be liable in any manner for the payment of any amount owed by Guarantor or any Person to the Trustee or any Noteholder;

(g) modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of Guarantor are subordinated to the claims of the Trustee and the Noteholders; and/or

(h) apply any sums by whomever paid or however realized to any amount owing by Guarantor to the Trustee or any Noteholder in such manner as the Trustee or any Noteholder shall determine in its discretion;

and the Trustee and the Noteholders shall not incur any liability to Guarantor as a result thereof, and no such action shall impair or release the Guaranteed Obligations of Guarantor or any of them under this Guaranty.

2.7. Reinstatement. This Guaranty shall remain in full force and effect and continue to be effective should any petition be filed by or against any member of the Restricted Group or Guarantor for liquidation or reorganization, should any member of the Restricted Group or Guarantor become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of such Restricted Group member's or Guarantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Guaranteed Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by the Trustee or any Noteholder, whether as a "voidable preference", "fraudulent conveyance", or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or

returned, the Guaranteed Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

2.8. Deferral of Subrogation, Etc. Notwithstanding anything to the contrary in this Guaranty, Guarantor hereby:

(a) expressly and irrevocably waives, on behalf of itself and its successors and assigns (including any surety) until indefeasible payment in full of the Guaranteed Obligations, any and all rights at law or in equity to subrogation, to reimbursement, to exoneration, to contribution, to indemnification, to set off or to any other rights that could accrue to a surety against a principal, to a guarantor against a principal, to a guarantor against a maker or obligor, to an accommodation party against the party accommodated, to a holder or transferee against a maker, or to the holder of any claim against any Person, and which Guarantor may have or hereafter acquire against any member of the Secured Group, any Subsidiary Guarantor, or any other guarantor in connection with or as a result of such Guarantor's execution, delivery and/or performance of this Guaranty, or any other documents to which Guarantor is a party or otherwise; and

(b) acknowledges and agrees (i) that this waiver is intended to benefit the Trustee and the Noteholders and shall not limit or otherwise affect Guarantor's liability hereunder or the enforceability of this Guaranty, and (ii) that the Trustee, the Noteholders and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 2.8 and their rights under this Section 2.8 shall survive payment in full of the Guaranteed Obligations.

2.9. Election of Remedies. If the Trustee may, under applicable law, proceed to realize benefits under the Note Purchase Documents giving the Trustee and the Noteholders a Lien upon any collateral owned by any member of the Secured Group or any Foreign Subsidiary that may become a "Guarantor" under and pursuant to the Agreement, either by judicial foreclosure or by non-judicial sale or enforcement, the Trustee may, at the direction of the Majority Noteholders, determine which of such remedies or rights it may pursue without affecting any of such rights and remedies under this Guaranty. If, in the exercise of any of its rights and remedies, the Trustee shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against the Parent, Issuer, any Subsidiary Guarantor or Guarantor, whether because of any applicable laws pertaining to "election of remedies" or the like, Guarantor hereby consents to such action by the Trustee and waives any claim based upon such action, even if such action by the Trustee shall result in a full or partial loss of any rights of subrogation which Guarantor might otherwise have had but for such action by the Trustee. Any election of remedies which results in the denial or impairment of the right of the Trustee to seek a deficiency judgment against the Parent, Issuer, any Subsidiary Guarantor or Guarantor, shall not impair Guarantor's obligation to pay the full amount of the Guaranteed Obligations. In the event the Trustee shall bid at any foreclosure or trustee's sale or at any private sale permitted by law or the Note Purchase Documents, the Trustee may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by the Trustee but shall be credited against the Guaranteed Obligations.

3. DELIVERIES.

In a form satisfactory to the Trustee, Guarantor shall deliver to the Trustee (with sufficient copies for each Noteholder), concurrently with the execution of this Guaranty, the Note Purchase Documents to which it is a party and all other instruments, certificates and documents as are required or requested to be delivered by Guarantor to the Trustee under the Agreement.

4. REPRESENTATIONS AND WARRANTIES.

To induce the Noteholders to purchase the Notes under the Agreement, Guarantor jointly and severally makes the representations and warranties contained in the Agreement, each of which is incorporated herein by reference, and the following representations and warranties to the Trustee and to each Noteholder, each and all of which shall survive the execution and delivery of this Guaranty:

4.1. Corporate Existence; Compliance with Law. Guarantor (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; and is duly qualified to do business and is in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) has the requisite corporate power and authority and the legal right to own, pledge, mortgage and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore and proposed to be conducted; (iii) has all licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct, other than those that would not be reasonably expected to have a Material Adverse Effect; (iv) is in compliance with its charter and by-laws unless such non-compliance could not reasonably be expected to have a Material Adverse Effect; and (v) is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

4.2. Executive Offices. Guarantor's executive office and principal place of business are as set forth on Schedule 4.2.

4.3. Corporate Power; Authorization; Enforceable Guaranteed Obligations. The execution, delivery and performance of this Guaranty and all other Note Purchase Documents and all instruments and documents to which Guarantor is party to and which are required to be delivered by Guarantor hereunder and under the Agreement are within Guarantor's corporate power, have been duly authorized by all necessary or proper corporate action, including the consent of stockholders where required, are not in contravention of any provision of Guarantor's charter or by-laws, do not violate any law or regulation, or any order or decree of any Governmental Authority, do not conflict with or result in the breach of, or constitute a default under, or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Guarantor is a party or by which Guarantor or any of its property is bound, do not result in the creation or imposition of any Lien upon any of the property of Guarantor, other than those in

favor of the Trustee, or as are permitted under the Agreement unless such non-compliance could not reasonably be expected to have a Material Adverse Effect, and the same do not require the consent or approval of any Governmental Authority or any other Person. On or prior to the Closing Date, this Guaranty and each of the Note Purchase Documents to which Guarantor is a party shall have been duly executed and delivered for the benefit of or on behalf of Guarantor, and each shall then constitute a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or law).

5. FURTHER ASSURANCES.

Guarantor agrees, upon the written request of the Trustee or any Noteholder, to execute and deliver to the Trustee or such Noteholder, from time to time, any additional instruments or documents reasonably considered necessary by the Trustee or such Noteholder to cause this Guaranty to be, become or remain valid and effective in accordance with its terms.

6. PAYMENTS FREE AND CLEAR OF TAXES.

All payments required to be made by Guarantor hereunder shall be made to the Trustee and the Noteholders free and clear of, and without deduction for, any and all present and future Taxes. If Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder, (a) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6) the Trustee or Noteholders, as applicable, receive an amount equal to the sum they would have received had no such deductions been made, (b) Guarantor shall make such deductions, and (c) Guarantor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of Taxes, Guarantor shall furnish to the Trustee the original or a certified copy of a receipt evidencing payment thereof. Guarantor shall jointly and severally indemnify and, within ten (10) days of demand therefor, pay the Trustee and each Noteholder for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section 6) paid by the Trustee or such Noteholder, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. Notwithstanding the foregoing, this Section 6 shall not apply for the benefit of any holder of the Notes that is deemed to receive payments outside of the United States or Canada.

7. OTHER TERMS.

7.1. Entire Agreement. This Guaranty, together with the other Note Purchase Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to a guaranty of the Notes and Issuer's obligation to repay the Notes, and/or the Guaranteed Obligations.

7.2. Headings. The headings in this Guaranty are for convenience of reference only and are not part of the substance of this Guaranty.

7.3. Severability. Whenever possible, each provision of this Guaranty shall be interpreted in such a manner to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

7.4. Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any Person by any other Person, or whenever any Person desires to give or serve upon another any such communication with respect to this Guaranty, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be addressed to the party to be notified as follows:

(a) If to the Trustee, at the address of the Trustee specified in the Agreement.

(b) If to any Noteholder, at the address of such Noteholder specified in the Agreement.

(c) If to Guarantor, at the address of Guarantor specified on Schedule 7.4(c) hereto.

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been validly served, given or delivered (i) upon the earlier of actual receipt and three (3) Business Days after the same shall have been deposited with the United States mail, registered or certified mail, return receipt requested, with proper postage prepaid, (ii) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States mail as otherwise provided in this Section 7.4), (iii) one (1) Business Day after deposit with a reputable overnight carrier with all charges prepaid, or (iv) when delivered, if hand-delivered by messenger.

7.5. Successors and Assigns. This Guaranty and all obligations of Guarantor hereunder shall be binding upon the successors and assigns of Guarantor (including a debtor-in-possession on behalf of Guarantor) and shall, together with the rights and remedies of the Trustee, and the Noteholders, hereunder, inure to the benefit of the Trustee and the Noteholders, all future holders of any instrument evidencing any of the Obligations and their respective successors and assigns. No sales of participations, other sales, assignments, transfers or other dispositions of any agreement governing or instrument evidencing the Obligations or any portion thereof or interest therein shall in any manner affect the rights of the Trustee and the Noteholders hereunder. Guarantor may not assign, sell, hypothecate or otherwise transfer any interest in or obligation under this Guaranty.

7.6. No Waiver; Cumulative Remedies; Amendments. Neither the Trustee nor any Noteholder shall by any act, delay, omission or otherwise be deemed to have waived any of

its rights or remedies hereunder, and no waiver shall be valid unless in writing, signed by the Trustee and then only to the extent therein set forth. A waiver by the Trustee for itself and the ratable benefit of the Noteholders, of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Trustee would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of the Trustee or any Noteholder, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law. None of the terms or provisions of this Guaranty may be waived, altered, modified, supplemented or amended except by an instrument in writing, duly executed by the Trustee and Guarantor.

7.7. Termination. This Guaranty is a continuing guaranty and shall remain in full force and effect until the indefeasible payment in full of the Obligations. Upon payment and performance in full of the Guaranteed Obligations, the Trustee shall deliver to Guarantor such documents as Guarantor may reasonably request to evidence such termination.

7.8. Counterparts. This Guaranty may be executed in any number of counterparts, each of which shall collectively and separately constitute one and the same agreement.

7.9. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE NOTE PURCHASE DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS GUARANTY AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. GUARANTOR HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN ILLINOIS, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG GUARANTOR, THE TRUSTEE OR ANY NOTEHOLDER PERTAINING TO THIS GUARANTY OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS GUARANTY, THE AGREEMENT OR ANY OF THE OTHER NOTE PURCHASE DOCUMENTS, PROVIDED, THAT THE TRUSTEE AND GUARANTOR ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF ILLINOIS, AND, PROVIDED, FURTHER, THAT NOTHING IN THIS GUARANTY SHALL BE DEEMED OR OPERATE TO PRECLUDE THE TRUSTEE OR THE NOTEHOLDERS FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE GUARANTEED OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE TRUSTEE, FOR THE BENEFIT OF THE TRUSTEE AND THE NOTEHOLDERS. GUARANTOR EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY

SUCH COURT, AND GUARANTOR HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. GUARANTOR HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO GUARANTOR AT THE ADDRESS SET FORTH ON SCHEDULE 7.4(c) HERETO AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE U.S. MAILS, PROPER POSTAGE PREPAID.

7.10. WAIVER OF JURY TRIAL.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), GUARANTOR, THE NOTEHOLDERS AND THE TRUSTEE DESIRE THAT DISPUTES ARISING HEREUNDER OR RELATING HERETO BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OR ARBITRATION, GUARANTOR, THE NOTEHOLDERS AND THE TRUSTEE WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED IN CONNECTION WITH THIS GUARANTY AND THE OTHER NOTE PURCHASE DOCUMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO.

8. SECURITY.

To secure payment of Guarantor's obligations under this Guaranty, concurrently with the execution of this Guaranty, Guarantor has entered into a security agreement pursuant to which Guarantor has pledged all of its assets and a pledge agreement pledging 100% of the Capital Stock of Guarantor's Domestic Subsidiaries and 65% of the Capital Stock of Guarantor's Foreign Subsidiaries, to the Trustee for the benefit of Noteholders.

9. NOTE PURCHASE AGREEMENT.

Guarantor agrees to perform, comply with and be bound by the covenants contained in Sections 9 and 11 of the Agreement (which provisions are incorporated herein by reference).

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Guaranty as of the date first above written.

Guarantor:

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor

By: ______________________________
Name: ____________________________
Title: _____________________________

Trustee:

COMPUTERSHARE TRUST COMPANY, INC., as Trustee

By: ______________________________
Name: ____________________________
Title: _____________________________

By: ______________________________
Name: ____________________________
Title: _____________________________

SCHEDULE 4.2

SCHEDULE 7.4(c)

FORM OF SUBSIDIARY GUARANTY

SUBSIDIARY GUARANTY

This SUBSIDIARY GUARANTY (this "Guaranty"), is dated as of December14, 2006 among the guarantors identified on the signature page hereto (each, a "Guarantor" and collectively, "Guarantors"), SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed under the Insurance Companies Act of Canada and LONDON LIFE INSURANCE COMPANY, a company governed under the Insurance Companies Act of Canada (each, a "Noteholder" and collectively, the "Noteholders"), and COMPUTERSHARE TRUST COMPANY, INC., a Colorado limited purpose trust company, as Trustee on behalf of the Noteholders (the "Trustee").

W I T N E S S E T H:

WHEREAS, pursuant to that certain Note Purchase Agreement dated as of the date hereof among Student Transportation of America, Inc., a Delaware corporation (the "Issuer"), Student Transportation of America, Holdings, Inc., a Delaware corporation ("Holdings"), Student Transportation of America Ltd., an Ontario corporation (the "Parent"), the Noteholders, and Trustee, (the "Agreement"; capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement), Guarantors have agreed to guarantee the Obligations;

WHEREAS, Guarantors are the direct and indirect Subsidiaries of the Issuer and Holdings, and as such will derive direct and indirect economic benefits from issuance of the Notes pursuant to the Agreement and other financial accommodations provided to Issuer by the Noteholders pursuant to the Agreement; and

WHEREAS, in order to induce the Noteholders to enter into the Agreement and to induce the Noteholders to purchase the Notes, Guarantors have agreed to guarantee the Issuer's obligations under the Agreement and the Notes;

NOW, THEREFORE, in consideration of the agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. DEFINITIONS.

Capitalized terms used herein shall have the meanings assigned to them in the Agreement, unless otherwise defined herein.

References to this "Guaranty" shall mean this Guaranty, including all amendments, modifications and supplements and any annexes, exhibits and schedules to any of

the foregoing, and shall refer to this Guaranty as the same may be in effect at the time such reference becomes operative.

References to the "Note Purchase Documents" shall mean the Agreement, the Notes and the Security Documents, as each term is defined in the Agreement.

2. THE GUARANTY.

2.1 Guaranty of Guaranteed Obligations. Each Guarantor hereby jointly and severally unconditionally guarantees to the Trustee and the Noteholders, and their respective successors, endorsees, transferees and assigns, the prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of the Obligations (hereinafter the "Guaranteed Obligations"). Each Guarantor agrees that this Guaranty is a guaranty of payment and performance and not of collection, and that its obligations under this Guaranty shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(a) the genuineness, validity, regularity, enforceability or any future amendment of, or change in this Guaranty, the Note Purchase Documents or any other agreement, document or instrument to which any member of the Restricted Group and/or Guarantors are or may become a party;

(b) the absence of any action to enforce this Guaranty or the waiver or consent by the Trustee and/or the Noteholders pursuant to the terms of any Note Purchase Documents with respect to any of the provisions thereof;

(c) the existence, value or condition of, or failure to perfect its Lien against, any collateral for the Guaranteed Obligations or any action, or the absence of any action, by the Trustee in respect thereof (including, without limitation, the release of any such security); or

(d) the insolvency of any member of the Restricted Group; or

(e) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor,

it being agreed by each Guarantor that its obligations under this Guaranty shall not be discharged until the indefeasible payment in full of all of the Obligations. Each Guarantor shall be regarded, and shall be in the same position, as principal debtor with respect to the Guaranteed Obligations. Each Guarantor agrees that any notice or directive given at any time to the Trustee which is inconsistent with the waiver in the immediately preceding sentence shall be null and void and may be ignored by the Trustee and the Noteholders, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Guaranty for the reason that such pleading or introduction would be at variance with the written terms of this Guaranty, unless the Trustee and the Noteholders have specifically agreed otherwise in writing. It is agreed among each Guarantor, the Trustee and the Noteholders that the foregoing waivers are of the essence of the transaction contemplated by the Agreement and the other Note Purchase Documents and that, but for this Guaranty and such waivers, the Trustee and the Noteholders would decline to enter into the Agreement and the other Note Purchase Documents.

2.2 Demand by Trustee or Noteholders. In addition to the terms of the Guaranty set forth in Section 2.1 hereof, and in no manner imposing any limitation on such terms, it is expressly understood and agreed that, if, at any time, the outstanding principal amount of the Guaranteed Obligations under the Agreement and the Notes (including all accrued interest thereon) is declared to be immediately due and payable, then Guarantors shall, without demand, pay to the Trustee, the entire outstanding Guaranteed Obligations due and owing to the Noteholders. Payment by Guarantors shall be made to the Trustee in immediately available funds to an account designated by the Trustee or at the address set forth in the Agreement for the giving of notice to the Trustee or at any other address that may be specified in writing from time to time by the Trustee, and shall be credited and applied to the Guaranteed Obligations.

2.3 Enforcement of Guaranty. In no event shall the Trustee have any obligation (although it is entitled, at its option) to proceed against the Issuer, Holdings, any other Guarantor or any collateral pledged to secure Guaranteed Obligations before seeking satisfaction from any or all of the Guarantors, and the Trustee may proceed, prior or subsequent to, or simultaneously with, the enforcement of the Trustee's and/or the Noteholders' rights hereunder, to exercise any right or remedy which it may have against any collateral, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

2.4 Waiver. In addition to the waivers contained in Section 2.1 hereof, each of the Guarantors waive, and agree that they shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantors of their Guaranteed Obligations under, or the enforcement by the Trustee and/or the Noteholders of this Guaranty. Each of the Guarantors hereby waive diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in the Issuer's financial condition or any other fact which might increase the risk to Guarantors) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waive the benefit of all provisions of law which are or might be in conflict with the terms of this Guaranty. Each of the Guarantors represent, warrant and jointly and severally agree that, as of the date of this Guaranty, their obligations under this Guaranty are not subject to any offsets or defenses against the Trustee or any of the Noteholders or any Person of any kind. Each of the Guarantors further jointly and severally agree that their obligations under this Guaranty shall not be subject to any counterclaims, offsets or defenses against the Trustee or any of the Noteholders or against any Person of any kind which may arise in the future.

2.5 Benefit of Guaranty. The provisions of this Guaranty are for the benefit of the Trustee and the Noteholders and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between the Note Purchase Parties or any Guarantor (or any Foreign Subsidiary that becomes a "Guarantor" under and pursuant to the Agreement) and the Trustee or the Noteholders, the obligations of the Note Purchase Parties and the Guarantors under the Note Purchase Documents. In the event all or any part of the Guaranteed Obligations are transferred, indorsed or assigned by the Trustee or any Noteholder to

any Person or Persons, any reference to the "Trustee" or the "Noteholder" herein shall be deemed to refer equally to such Person or Persons.

2.6 Modification of Guaranteed Obligations, Etc. Each Guarantor hereby acknowledges and agrees that the Trustee and the Noteholders may at any time or from time to time, with or without the consent of, or notice to, Guarantors or any of them:

(a) change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(b) take any action under or in respect of the Note Purchase Documents in the exercise of any remedy, power or privilege contained therein or available to it at law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(c) amend or modify, in any manner whatsoever, the Note Purchase Documents;

(d) extend or waive the time for any applicable member of the Restricted Group's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Note Purchase Documents or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(e) take and hold collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any property pledged, mortgaged or conveyed, or in which the Trustee or the Noteholders have been granted a Lien, to secure any Obligations;

(f) release anyone who may be liable in any manner for the payment of any amounts owed by Guarantors or any Person to the Trustee or any Noteholder;

(g) modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of any Guarantor are subordinated to the claims of the Trustee and the Noteholders; and/or

(h) apply any sums by whomever paid or however realized to any amounts owing by any Guarantor to the Trustee or any Noteholder in such manner as the Trustee or any Noteholder shall determine in its discretion;

and the Trustee and the Noteholders shall not incur any liability to Guarantors as a result thereof, and no such action shall impair or release the Guaranteed Obligations of Guarantors or any of them under this Guaranty.

2.7 Reinstatement. This Guaranty shall remain in full force and effect and continue to be effective should any petition be filed by or against any member of the Restricted Group or any Guarantor for liquidation or reorganization, should any member of the Restricted Group or any Guarantor become insolvent or make an assignment for the benefit of creditors or should a

receiver or trustee be appointed for all or any significant part of such Restricted Group member's or such Guarantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Guaranteed Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by the Trustee or any Noteholder, whether as a "voidable preference", "fraudulent conveyance", or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Guaranteed Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

2.8 Deferral of Subrogation, Etc. Notwithstanding anything to the contrary in this Guaranty, each Guarantor hereby:

(a) expressly and irrevocably waives, on behalf of itself and its successors and assigns (including any surety) until the indefeasible payment in full of the Guaranteed Obligations, any and all rights at law or in equity to subrogation, to reimbursement, to exoneration, to contribution, to indemnification, to set off or to any other rights that could accrue to a surety against a principal, to a guarantor against a principal, to a guarantor against a maker or obligor, to an accommodation party against the party accommodated, to a holder or transferee against a maker, or to the holder of any claim against any Person, and which such Guarantor may have or hereafter acquire against any member of the Secured Group or other Guarantor in connection with or as a result of such Guarantor's execution, delivery and/or performance of this Guaranty, or any other documents to which such Guarantor is a party or otherwise; and

(b) acknowledges and agrees (i) that this waiver is intended to benefit Trustee and the Noteholders and shall not limit or otherwise affect any Guarantor's liability hereunder or the enforceability of this Guaranty, and (ii) that the Trustee, the Noteholders and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 2.8 and their rights under this Section 2.8 shall survive payment in full of the Guaranteed Obligations.

2.9 Election of Remedies. If the Trustee may, under applicable law, proceed to realize benefits under the Note Purchase Documents giving the Trustee and the Noteholders a Lien upon any collateral owned by any member of the Secured Group or any Foreign Subsidiary who may become a "Guarantor" under and pursuant to the Agreement, either by judicial foreclosure or by non-judicial sale or enforcement, the Trustee may, at the direction of the Majority Noteholders, determine which of such remedies or rights it may pursue without affecting any of such rights and remedies under this Guaranty. If, in the exercise of any of its rights and remedies, the Trustee shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against the Parent, the Issuer, Holdings or any Guarantor, whether because of any applicable laws pertaining to "election of remedies" or the like, Guarantors consent to such action by the Trustee and waive any claim based upon such action, even if such action by the Trustee shall result in a full or partial loss of any rights of subrogation which Guarantors might otherwise have had but for such action by the Trustee. Any election of remedies which results in the denial or impairment of the right of the Trustee to seek a deficiency judgment against the Parent, the Issuer, Holdings or any Guarantor shall not impair each

Guarantor's obligation to pay the full amount of the Guaranteed Obligations. In the event the Trustee shall bid at any foreclosure or trustee's sale or at any private sale permitted by law or the Note Purchase Documents, the Trustee may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by the Trustee but shall be credited against the Guaranteed Obligations.

3. DELIVERIES.

In a form satisfactory to the Trustee, each Guarantor shall deliver to the Trustee (with sufficient copies for each Noteholder), concurrently with the execution of this Guaranty the Note Purchase Documents to which it is a party and all other instruments, certificates and documents as are required or requested to be delivered by such Guarantor to the Trustee under the Agreement.

4. REPRESENTATIONS AND WARRANTIES.

To induce the Noteholders to purchase the Notes under the Agreement, Guarantors jointly and severally make the representations and warranties as to each Guarantor contained in the Agreement, each of which is incorporated herein by reference, and the following representations and warranties to the Trustee and to each Noteholder, each and all of which shall survive the execution and delivery of this Guaranty:

4.1 Corporate Existence; Compliance with Law. Each Guarantor (i) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and is duly qualified to do business and is in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) has the requisite corporate or limited liability company power and authority and the legal right to own, pledge, mortgage and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore and proposed to be conducted; (iii) has all licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct, other than those that would not be reasonably expected to have a Material Adverse Effect; (iv) is in compliance with its charter and bylaws or certificate of formation and operating agreements, other than non-compliance that would not be reasonably expected to have a Material Adverse Effect; and (v) is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

4.2 Executive Offices. Each Guarantor's executive office and principal place of business are as set forth on Schedule 4.2.

4.3 Corporate Power; Authorization; Enforceable Guaranteed Obligations. The execution, delivery and performance of this Guaranty and all other Note Purchase Documents and all instruments and documents, to which such Guarantor is party and which are to be

delivered by each Guarantor hereunder and under the Agreement are within such Guarantor's corporate or limited liability power, have been duly authorized by all necessary or proper corporate or limited liability action, including the consent of stockholders, members, unit holders or other equity holders, where required, are not in contravention of any provision of such Guarantor's charter or by-laws, certificate of formation or operating agreements, do not violate any law or regulation, or any order or decree of any Governmental Authority, do not conflict with or result in the breach of, or constitute a default under, or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any Guarantor is a party or by which any Guarantor or any of its property is bound, do not result in the creation or imposition of any Lien upon any of the property of any Guarantor, other than those in favor of the Trustee or as are permitted under the Agreement unless such non-compliance could not be reasonably expected to have a Material Adverse Effect, and the same do not require the consent or approval of any Governmental Authority or any other Person. On or prior to the Closing Date, this Guaranty and each of the Note Purchase Documents to which any Guarantor is a party shall have been duly executed and delivered for the benefit of or on behalf of such Guarantor, and each shall then constitute a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered a proceeding in equity or law).

5. FURTHER ASSURANCES.

Each Guarantor agrees, upon the written request of the Trustee or any Noteholder, to execute and deliver to the Trustee or such Noteholder, from time to time, any additional instruments or documents reasonably considered necessary by the Trustee or such Noteholder to cause this Guaranty to be, become or remain valid and effective in accordance with its terms.

6. PAYMENTS FREE AND CLEAR OF TAXES.

All payments required to be made by each Guarantor hereunder shall be made to the Trustee and Noteholders free and clear of, and without deduction for, any and all present and future Taxes. If any Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder, (a) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6) the Trustee or Noteholders, as applicable, receive an amount equal to the sum they would have received had no such deductions been made, (b) such Guarantor shall make such deductions, and (c) such Guarantor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of Taxes, each applicable Guarantor shall furnish to the Trustee the original or a certified copy of a receipt evidencing payment thereof. Each Guarantor shall jointly and severally indemnify and, within ten (10) days of demand therefor, pay the Trustee and each Noteholder for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section 6) paid by the Trustee or such Noteholder, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted.

Notwithstanding the foregoing, this Section 6 shall not apply for the benefit of any holder of the Notes that is deemed to receive payments outside of the United States or Canada.

7. OTHER TERMS.

7.1 Entire Agreement. This Guaranty, together with the other Note Purchase Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to a guaranty of the Issuer's obligation to repay the Notes and/or the Guaranteed Obligations.

7.2 Headings. The headings in this Guaranty are for convenience of reference only and are not part of the substance of this Guaranty.

7.3 Severability. Whenever possible, each provision of this Guaranty shall be interpreted in such a manner to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

7.4 Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any Person by any other Person, or whenever any Person desires to give or serve upon another any such communication with respect to this Guaranty, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be addressed to the party to be notified as follows:

(a) If to the Trustee, at the address of the Trustee specified in the Agreement.

(b) If to any Noteholder, at the address of such Noteholder specified in the Agreement.

(c) If to any Guarantor, at the address of such Guarantor specified on Schedule 7.4(c) hereto.

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been validly served, given or delivered (i) upon the earlier of actual receipt and three (3) Business Days after the same shall have been deposited with the United States mail, registered or certified mail, return receipt requested, with proper postage prepaid, (ii) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States mail as otherwise provided in this Section 7.4), (iii) one (1) Business Day after deposit with a reputable overnight carrier with all charges prepaid, or (iv) when delivered, if hand-delivered by messenger.

7.5 Successors and Assigns. This Guaranty and all obligations of Guarantors hereunder shall be binding upon the successors and assigns of each Guarantor (including a debtor-in-possession on behalf of such Guarantor) and shall, together with the rights and remedies of the Trustee and the Noteholders, hereunder, inure to the benefit of the Trustee and the Noteholders, all future holders of any instrument evidencing any of the Obligations and their respective successors and assigns. No sales of participations, other sales, assignments, transfers or other dispositions of any agreement governing or instrument evidencing the Obligations or any portion thereof or interest therein shall in any manner affect the rights of the Trustee and the Noteholders hereunder. Guarantors may not assign, sell, hypothecate or otherwise transfer any interest in or obligation under this Guaranty.

7.6 No Waiver; Cumulative Remedies; Amendments. Neither the Trustee nor any Noteholder shall by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies hereunder, and no waiver shall be valid unless in writing, signed by the Trustee and then only to the extent therein set forth. A waiver by the Trustee for itself and the ratable benefit of the Noteholders, of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Trustee would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of the Trustee or any Noteholder, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law. None of the terms or provisions of this Guaranty may be waived, altered, modified, supplemented or amended except by an instrument in writing, duly executed by the Trustee and Guarantors.

7.7 Termination. This Guaranty is a continuing guaranty and shall remain in full force and effect until the indefeasible payment in full of the Obligations. Upon payment and performance in full of the Guaranteed Obligations, the Trustee shall deliver to Guarantors such documents as Guarantors may reasonably request to evidence such termination.

7.8 Counterparts. This Guaranty may be executed in any number of counterparts, each of which shall collectively and separately constitute one and the same agreement.

7.9 GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE NOTE PURCHASE DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS GUARANTY AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. EACH GUARANTOR HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN ILLINOIS, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG GUARANTORS, THE TRUSTEE OR ANY NOTEHOLDER PERTAINING TO THIS GUARANTY OR TO ANY

MATTER ARISING OUT OF OR RELATING TO THIS GUARANTY, THE AGREEMENT OR ANY OF THE OTHER NOTE PURCHASE DOCUMENTS, PROVIDED, THAT THE TRUSTEE, THE NOTEHOLDERS AND GUARANTORS ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF ILLINOIS, AND, PROVIDED, FURTHER, THAT NOTHING IN THIS GUARANTY SHALL BE DEEMED OR OPERATE TO PRECLUDE THE TRUSTEE OR THE NOTEHOLDERS FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE GUARANTEED OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE TRUSTEE, FOR THE BENEFIT OF THE TRUSTEE AND THE NOTEHOLDERS. EACH GUARANTOR EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH GUARANTOR HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH GUARANTOR HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH GUARANTOR AT THE ADDRESS SET FORTH ON SCHEDULE 7.4(c) HERETO AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE U.S. MAILS, PROPER POSTAGE PREPAID.

7.10 WAIVER OF JURY TRIAL.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), EACH GUARANTOR AND THE TRUSTEE DESIRE THAT DISPUTES ARISING HEREUNDER OR RELATING HERETO BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OR ARBITRATION, EACH GUARANTOR, THE NOTEHOLDERS AND THE TRUSTEE WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED IN CONNECTION WITH THIS GUARANTY AND THE OTHER NOTE PURCHASE DOCUMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO.

7.11 Limitation on Guaranteed Obligations.

Notwithstanding any provision herein contained to the contrary, in any action or proceeding involving any bankruptcy, insolvency, reorganization or other law affecting the rights

of creditors generally, each Guarantor's liability hereunder shall be limited to an amount not to exceed as of any date of determination the amount which could be claimed by the Trustee and the Noteholders from such Guarantor under this Guaranty without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Guarantor's right of contribution and indemnification from each other Guarantor under Section 7.12.

7.12 Contribution with Respect to Guaranteed Obligations.

(a) To the extent that any Guarantor shall make a payment under this Guaranty of all or any of the Guaranteed Obligations (a "Guarantor Payment") which, taking into account all other Guarantor Payments then previously or concurrently made by the other Guarantors, exceeds the amount which such Guarantor would otherwise have paid if each Guarantor had paid the aggregate Guaranteed Obligations satisfied by such Guarantor Payment in the same proportion that such Guarantor's "Allocable Amount" (as defined below) (in effect immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of all of Guarantors in effect immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Obligations, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each of the other Guarantors for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b) As of any date of determination, the Allocable Amount of any Guarantor shall be equal to the maximum amount of the claim which could then be recovered from such Guarantor under this Guaranty without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

(c) This Section 7.12 is intended only to define the relative rights of Guarantors and nothing set forth in this Section 7.12 is intended to or shall impair the obligations of Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Guaranty.

(d) The rights of the members of the Restricted Group under this Section 7.12 shall be exercisable upon the full and indefeasible payment of the Guaranteed Obligations and the termination of the Agreement and the other Note Purchase Documents.

(e) The members of the Restricted Group hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of any Guarantor to which such contribution and indemnification is owing.

8. SECURITY.

To secure payment of each Guarantor's obligations under this Guaranty, concurrently with the execution of this Guaranty, each Guarantor has entered into a security agreement pursuant to which each Guarantor has pledged all of its assets to the Trustee for the benefit of Noteholders.

9. NOTE PURCHASE AGREEMENT.

Each Guarantor agrees to perform, comply with and be bound by the covenants applicable to it contained in Sections 9 and 11 of the Agreement (which provisions are incorporated herein by reference) as if each Guarantor were a signatory to the Agreement.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Guaranty as of the date first above written.

Guarantors:

SANTA BARBARA TRANSPORTATION CORPORATION

By ________________________
Name ________________________
Title ________________________

KRISE BUS SERVICE, INC.

By ________________________
Name ________________________
Title ________________________

STA OF PENNSYLVANIA, INC.

By ________________________
Name ________________________
Title ________________________

RICK BUS CO.

By ________________________
Name ________________________
Title ________________________

SOUTHWEST STUDENT TRANSPORTATION, LC

By ________________________
Name ________________________
Title ________________________

GOFFSTOWN TRUCK CENTER, INC.

By ________________________
Name ________________________
Title ________________________

STA OF CONNECTICUT, INC.

By ______________________________
Name ______________________________
Title ______________________________

NORTH BEND BUS COMPANY, INC.

By ______________________________
Name ______________________________
Title ______________________________

STA OF NEW JERSEY, INC.

By ______________________________
Name ______________________________
Title ______________________________

STA TRANSPORTATION OF PITTSBURGH, INC.

By ______________________________
Name ______________________________
Title ______________________________

STUDENT TRANSPORTATION OF VERMONT, INC.

By ______________________________
Name ______________________________
Title ______________________________

DAIL TRANSPORTATION, INC.

By ______________________________
Name ______________________________
Title ______________________________

STA OF NEW YORK, INC.

By ______________________________
Name ______________________________
Title ______________________________

LEDGEMERE TRANSPORTATION, INC.

By ______________________________
Name ______________________________
Title ______________________________

JAMES O. SACKS, INC.

By ______________________________
Name ______________________________
Title ______________________________

BYRD YEANY BUSING, INC.

By ______________________________
Name ______________________________
Title ______________________________

HUDSON BUS LINES, INC.

By ______________________________
Name ______________________________
Title ______________________________

MCCRILLIS TRANSPORTATION, INC.

By ______________________________
Name ______________________________
Title ______________________________

POSITIVE CONNECTIONS INC.

By ______________________________
Name ______________________________
Title ______________________________

POSITIVE CONNECTIONS LEASING CORP.

By ______________________________
Name ______________________________
Title ______________________________

ALTOONA TRANSPORTATION, INC.

By ______________________________
Name ______________________________
Title ______________________________

RALPH PRICHARD SCHOOLBUSES, INC.

By ______________________________
Name ______________________________
Title ______________________________

Trustee:

COMPUTERSHARE TRUST COMPANY, INC., as Trustee

By: ______________________________
Name: ____________________________
Title: _____________________________

By: ______________________________
Name: ____________________________
Title: _____________________________

SCHEDULE 4.2

<u>SCHEDULE 7.4(c)</u>

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the three and six months ended December 31, 2006

See Note #4 for summary consolidating financial information

Student Transportation of America Ltd.

Unaudited Consolidated Financial Statements

December 31, 2006

Contents

Student Transportation of America Ltd.
Unaudited Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at December 31, 2006	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 1,029	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $93 and $116 at December 31, 2006 and June 30, 2006, respectively	18,082	12,206
Inventory	1,775	1,584
Prepaid expenses	8,297	5,989
Other current assets (Note 8)	2,870	3,464
Total current assets	32,053	30,931
Other assets	8,000	7,935
Property and equipment, net	100,958	95,546
Foreign currency exchange contracts (Note 8)	1,577	3,976
Other intangible assets, net (Note 3)	49,851	51,658
Goodwill (Note 3)	71,490	64,133
Total assets	$ 263,929	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 891	$ 1,577
Accrued expenses and other current liabilities	13,486	12,426
Current portion of long-term debt	2,543	2,450
Total current liabilities	16,920	16,453
Long-term debt (Note 4)	137,751	106,931
Future income tax liability	27,014	32,540
Total liabilities	181,685	155,924
Commitments and contingencies	-	-
Minority interest (Note 6)	2,151	7,419
Shareholders' equity		
Common shares (Note 5)	111,911	112,061
Accumulated deficit	(29,922)	(16,326)
Cumulative currency translation adjustments	(1,896)	(4,899)
Total shareholders' equity	80,093	90,836
Total liabilities and shareholders' equity	$ 263,929	$ 254,179

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Revenues	$ 46,938	$ 35,358	$ 73,054	$ 55,202
Costs and expenses:				
Cost of operations	32,994	24,335	55,655	40,820
General and administrative	4,081	2,898	8,132	5,689
Non-cash stock compensation	-	-	1,862	-
Depreciation expense	5,486	4,323	7,428	5,679
Amortization expense	1,663	1,529	3,325	3,021
Total operating expenses	44,224	33,085	76,402	55,209
Income (loss) from operations	2,714	2,273	(3,348)	(7)
Interest expense	4,496	3,515	8,135	6,456
Unrealized loss (gain) on derivative contracts	2,552	408	2,796	(2,456)
Other (income) expense, net	(305)	98	(267)	45
Loss before income taxes and minority interest	(4,029)	(1,748)	(14,012)	(4,052)
Recovery of income taxes	(1,607)	(596)	(5,526)	(1,472)
Minority interest	(8)	25	74	23
Net loss	(2,414)	(1,177)	(8,560)	(2,603)
Accumulated deficit- beginning of period	(24,915)	(8,371)	(16,326)	(5,550)
Dividends declared	(2,547)	(1,747)	(4,990)	(3,142)
Repurchase of common shares	(46)	-	(46)	-
Accumulated deficit - end of period	$ (29,922)	$ (11,295)	$ (29,922)	$ (11,295)
Weighted average number of shares outstanding	20,760,071	15,072,332	20,762,312	13,918,443
Basic and diluted net loss per common share	**$ (0.12)**	**$ (0.08)**	**$ (0.41)**	**$ (0.19)**

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Operating activities				
Net loss	$ (2,414)	$ (1,177)	$ (8,560)	$ (2,603)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Minority interest	(8)	25	74	23
Future income taxes	(1,607)	(596)	(5,526)	(1,472)
Unrealized loss (gain) on derivative contracts	2,552	408	2,796	(2,456)
Amortization of deferred financing costs	761	506	1,172	833
Non- cash stock compensation expense	-	-	1,862	-
(Gain) loss on disposal of fixed assets	(175)	98	(137)	45
Depreciation expense	5,486	4,323	7,428	5,679
Amortization expense	1,663	1,529	3,325	3,021
Changes in current assets and liabilities:				
Accounts receivable	771	(1,803)	(5,887)	(5,353)
Prepaid expenses, inventory and other current assets	(1,970)	192	(1,828)	(793)
Accounts payable	(912)	263	(668)	418
Accrued expenses and other current liabilities	(1,194)	(230)	(100)	2,154
Changes in other assets and liabilities	291	125	366	421
Net cash provided by (used in) operating activities	3,244	3,663	(5,683)	(83)
Investing activities				
Business acquisitions, net of cash acquired of $270 and $179 at December 31, 2006 and December 31, 2005, respectively	(1,824)	(1,907)	(10,323)	(17,962)
Purchases of property and equipment	(1,337)	(668)	(10,199)	(10,723)
Proceeds on sale of equipment	141	46	904	201
Net cash used in investing activities	(3,020)	(2,529)	(19,618)	(28,484)
Financing activities				
Private Placement offering of common shares, net of expenses	-	20,022	-	20,022
Private Placement offering of 14.0% Subordinated Notes	-	10,022	-	10,022
Repurchase of common shares, net of expenses	(196)	-	(196)	-
Redemption of 14% Subordinated Notes	(101)	-	(101)	-
Senior Secured Note issuance	35,000	-	35,000	-
Repurchase of Class B Series One common shares	(8,551)	-	(8,551)	-
Deferred financing costs	(1,590)	(734)	(1,590)	(932)
Common stock dividends	(2,828)	(1,820)	(5,502)	(3,406)
Borrowings on credit facility	42,477	9,998	68,441	50,309
Payments on credit facility	(65,087)	(38,814)	(68,326)	(47,550)
Repayments on seller debt and equipment financing	(387)	(258)	(444)	(258)
Net cash (used in) provided by financing activities	(1,263)	(1,584)	18,731	28,207
Effect of exchange rate changes on cash	(89)	-	(89)	-
Net (decrease) increase in cash and cash equivalents	(1,128)	(450)	(6,659)	(360)
Cash and cash equivalents at beginning of period	2,157	1,747	7,688	1,657
Cash and cash equivalents at end of period	$ 1,029	$ 1,297	$ 1,029	$ 1,297

See accompanying notes.

Student Transportation of America Ltd.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2006
(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of $8,854, (Cdn $10,857). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B series one common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of STA Holdings, respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

(000's of U.S. Dollars, unless specified)

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn \$3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional \$16.9 million (Cdn \$18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at December 31, 2006, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed \$5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. During the period from

(000's of U.S. Dollars, unless specified)

1. General (continued)

December 15, 2006 through December 31, 2006, the Company purchased for cancellation 30,500 IPSs out of available cash (see Note 5).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 4). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 6). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 6).

The Company currently holds a 98.36% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2006 audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2006.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. The first six months of the fiscal year includes July and

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.8 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Property and equipment	$ 3,704
Intangible assets	1,683
Subtotal	5,387
Goodwill	5,444
Total	$ 10,831

The purchase price consisted of $10.6 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during the six months ended December 31, 2005 as follows:

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $18.9 million. The allocation of the purchase price is presented in the following table.

Current assets, less current liabilities	$	288
Property and equipment		8,753
Intangible assets		3,421
Future income taxes		(2,590)
Subtotal		9,872
Goodwill		9,066
Total	$	18,938

The purchase price consisted of $18.0 million in cash and $0.9 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.3 million that will be amortized over 21 years, covenants not to compete of $0.5 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $0.6 million with an indefinite life.

4. Debt

Second Amended and Restated Credit Agreement and Senior Secured Notes

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 6) and for general corporate purposes.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at December 31, 2006), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.35 % at December 31, 2006), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

4. Debt (continued)

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense during the three months ended December 31, 2006. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualifies as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million at December 31, 2006 has been capitalized and an unrealized gain has been recorded.

Subordinated Notes and Separate Subordinated Notes

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock, in March 2006 and Simcoe in July 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the period ended December 31, 2006 is as follows (000's):

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Total Consolidated Amounts
Revenue	$ -	$68,329	$4,725	$73,054
Loss from operations	-	(3,606)	258	(3,348)

(000's of U.S. Dollars, unless specified)

Net loss	-	(8,575)	15	(8,560)
Current assets	-	31,150	903	32,053
Non-current assets	-	209,255	22,621	231,876
Current liabilities	-	15,343	1,577	16,920
Non-current liabilities (a)	77,024	76,855	10,886	164,765
Due to/from affiliated companies	(26,567)	15,870	10,697	-

(a) excludes minority interest and due to/from affiliated companies

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 30,500 IPS Units during the second quarter of fiscal year 2007 ended December 31, 2006. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. As such, $0.1 million of Subordinated Notes (originally included as part of the IPS Units) have been redeemed as of December 31, 2006.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs as described above. Each IPS consists of one common share of STA and Cdn $3,847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

(000's of U.S. Dollars, unless specified)

5. Common Shares (continued)

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 30,500 IPS Units during the second quarter of fiscal year 2007 ended December 31, 2006. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.2 million.

As at December 31, 2006, 20,734,054 common shares are issued and outstanding, of which 20,730,054 are represented by IPS's and 4,000 are common shares related to IPSs that have been split by shareholders. At December 31, 2005, 15,864,554 common shares were issued and outstanding, of which 15,863,554 were represented by IPS's and 1,000 were common shares related to IPS's that have been split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the six months ended December 31, 2006 and 2005 were calculated based on weighted average common shares outstanding of 20,762,312 and 13,918,443, respectively.

6. Minority Interest

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issues pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B –

(000's of U.S. Dollars, unless specified)

6. Minority Interest (continued)

Series One common shares, the Company recorded an increase in goodwill of $2.4 million as at December 31, 2006.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at December 31, 2006 consists of the 345,697 Class B – Series Two common shares of STA Holdings granted pursuant to the EIP. The outstanding Class B common shares represented a 1.6 % and 4.5% interest in STA Holdings as at December 31, 2006 and June 30, 2006, respectively.

7. Stock Based Compensation

During the first quarter of the fiscal year, STA Holdings granted 290,073 Class B – Series Two common shares pursuant to the EIP that were fully vested on the grant date. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the six months ended December 31, 2006 based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of restricted shares, 50,760 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants. As such, 239,313 restricted shares relating to these grants remain outstanding as at December 31, 2006.

8. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016.

Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 60 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

8. Foreign Currency Exchange Contracts (continued)

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
Jan 2007- Dec 2007	12	11.9	14.7	1.2275
Jan 2008- Dec 2008	12	11.9	14.7	1.2275
Jan 2009- Dec 2009	12	11.9	14.7	1.2275
Jan 2010- Dec 2010	12	12.5	14.7	1.1796
Jan 2011- Dec 2011	12	13.4	14.7	1.0943
		61.6	73.5	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00 through July 2008. STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $2.2 million and $5.3 million at December 31, 2006 and June 30, 2006, respectively, of which $0.6 million and $1.3 million is recorded in other current assets on the consolidated balance sheet at December 31, 2006 and June 30, 2006, respectively. The Forward Contracts have a notional amount of approximately $73.5 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

9. Fuel Hedge

During September 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market diesel fuel prices ("Fuel Hedge"). The Fuel Hedge fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for the ten month period ending June 30, 2007. The Fuel Hedge is designated as a cash flow hedge of the underlying exposure of increases in the market price of diesel fuel for a portion of the Company's forecasted purchases during this time period. Because of the high correlation between the heating oil hedge instrument and the underlying exposure of diesel fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying diesel fuel purchases.

(000's of U.S. Dollars, unless specified)

9. Fuel Hedge (continued)

The Company assesses hedge effectiveness on a cumulative-dollar-offset-basis by comparing the overall changes in the expected cash flows on the heating oil swap contract with the changes in the expected cash flows on the forecasted diesel fuel purchases. As at December 31, 2006, the fuel hedge is highly effective and changes in fair value of the hedge are deferred and will be recognized in income as the hedged transactions occur. The fair value of the Fuel Hedge that is deferred and unrecognized at December 31, 2006 amounts to a loss of approximately $0.8 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

10. Supplemental Cash Flow Information

The Company paid $3.7 million and $6.8 million in interest for the three and six months ended December 31, 2006. The Company paid $2.8 million and $5.3 million in interest for the three and six months ended December 31, 2005. The Company paid $0.1 million in taxes for both the six months ended December 31, 2006 and 2005.

11. Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.1 million to Coast Cities during the six months ended December 31, 2006.

12. Subsequent Events

Pursuant to the December 15, 2006 normal course issuer bid for a portion of its IPSs, subsequent to December 31, 2006 and through February 9, 2007, the Company purchased for cancellation 25,500 IPSs out of available cash (see Note 1).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended December 31, 2006. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective February 12, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs"). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One" common shares) at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common

shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchase for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowers the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at December 31, 2006.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 restricted share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the second quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the 2007 fiscal year second quarter ended December 31, 2006. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at December 31, 2006.

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. During the period from December 15, 2006 through December 31, 2006, the Company purchased for cancellation 30,500 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at December 31, 2006, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices files with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

The Company currently holds a 98.36% interest in STA Holdings as at December 31, 2006 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended December 31,				Six Months Ended December 31,			
	2006		2005		2006		2005	
Revenues	$	46,938	$	35,358	$	73,054	$	55,202
Costs and expenses								
Cost of operations		32,994		24,335		55,655		40,820
General and administrative		4,081		2,898		8,132		5,689
Non-cash stock compensation		-		-		1,862		-
Depreciation expense		5,486		4,323		7,428		5,679
Amortization expense		1,663		1,529		3,325		3,021
Total operating expenses		44,224		33,085		76,402		55,209
Income (loss) from operations		2,714		2,273		(3,348)		(7)
Interest expense		4,496		3,515		8,135		6,456
Unrealized loss (gain) on derivative contracts		2,552		408		2,796		(2,456)
Other (income) expense, net		(305)		98		(267)		45
Loss before income taxes and minority interest		(4,029)	$	(1,748)		(14,012)	$	(4,052)
Recovery of income taxes		(1,607)		(596)		(5,526)		(1,472)
Minority interest		(8)		25		74		23
Net loss	$	(2,414)	$	(1,177)	$	(8,560)	$	(2,603)
Net loss per share	$	(0.12)	$	(0.08)	$	(0.41)	$	(0.19)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Growth

The Company closed one acquisition in late September 2005, two acquisitions in early November 2005, and five acquisitions (two during fiscal 2007) in the period from January 1, 2006 through December 31, 2006, including the acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

One of the acquisitions, PCI, added 400 vehicles and established a new platform for

operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota. The PCI purchase and sale agreement included contingent purchase price payment provisions related to (i) two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006 and (ii) the renewal of a contract existing prior to the close of the PCI acquisition by the former owner for services for the school year commencing in September 2006. This existing contract was not subsequently renewed by the former owner, and thus $4.6 million in initial contingent purchase price has been eliminated. During the first few operating months of the current school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a reoccurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract adds approximately 180 vehicles to the Company's existing business in California. During the first few operating months of the current school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has been continually recruiting and training potential drivers during this period. Currently, the driver shortage has been corrected. In addition, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but still is party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district are currently seeking a parking and maintenance facility for the Riverside buses. In the meantime, the Company has outsourced the maintenance of the Riverside buses resulting in higher than anticipated maintenance costs.

The remaining acquisitions and bid / conversion contracts for the school year that commenced in September 2006, and the base business excluding PCI, Riverside and the remaining growth contracts, are in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside in the first few operating months of the current school year, management believes that both operations will still represent sound operations that will be accretive to the Company on an annualized basis.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Revenues: Revenues for the second quarter of fiscal year 2007 were $46.9 million compared to $35.4 million for the second quarter of fiscal year 2006, representing an increase of $11.5 million, or 32.7%. The Company closed two acquisitions in early November 2005, five acquisitions (two during fiscal 2007) in the period from January 1, 2006 through December 31, 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year second quarter includes a partial quarter of operations (two months) for the two November 2005 acquisitions and no operations for the other five acquisitions and four bid/conversion contracts. In addition, the Company did not renew four contracts for the 2007

fiscal year and closed the Texas regional office in connection with two of these non-renewals.

These acquisitions and new bid-in contracts accounted for $11.6 million in new business growth, which was partially offset by a $1.7 million revenue reduction resulting from the four contracts not included in the results for the second quarter of fiscal year 2007. The remaining $1.6 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the second quarter of fiscal year 2007 was $33.0 million compared to $24.3 million for the second quarter of fiscal year 2006, an increase of $8.7 million or 35.6%. The acquisitions and new bid/conversion contracts accounted for $8.4 million of the total increase in cost of operations, which was partially offset by $1.2 million reduction resulting from the four contracts not included in the results for the second quarter of fiscal year 2007. The remaining $1.5 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, and operating costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.5 million due primarily to higher drivers wages, but decreased as a percentage of revenue to 40.8% in the second quarter of fiscal year 2007 from 41.3% in the second quarter of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.3 million, due primarily to higher employee medical insurance and the timing effect of higher workers compensation insurance accruals in the current interim period, and increased as a percentage of revenue to 9.6% for the second quarter of fiscal year 2007 from 9.0% for the second quarter of fiscal year 2006. Cost of fuel for the second quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.3 million higher than the second quarter of fiscal year 2006, and as a percentage of revenue increased to 8.3% for the second quarter of fiscal year 2007 from 7.8% for the second quarter of fiscal year 2006. This increase primarily relates to market prices of fuel. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2007 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.4 million to the counterparty under the fuel swap transaction during the second quarter of fiscal year 2007 relating to the recent decline in the market price of fuel. This payment has been reflected as fuel expense for the second quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the second quarter of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the second quarter of fiscal year 2007 was $4.1 million compared to $2.9 million for the second quarter of fiscal year 2006, an increase of $1.2 million or 40.8%. As a percentage of revenues, total general and administrative expense increased to 8.7% for the second quarter of fiscal year 2007 from 8.2% for the second quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.4 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the four contracts not included in the results for the second quarter of fiscal year 2007. The remaining $0.9 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages and professional fees.

Depreciation Expense: Depreciation expense for the second quarter of fiscal year 2007 was $5.5 million compared to $4.3 million for the second quarter of fiscal year 2006, an increase of $1.2 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 11.7% for the second quarter of fiscal year 2007 from 12.2% for the second quarter of fiscal year 2006.

Amortization Expense: Amortization expense for the second quarter of fiscal year 2007 was $1.7 million compared to $1.5 million for the second quarter of fiscal year 2006, an increase of $0.2 million. As a percentage of revenues, amortization expense declined to 3.5% for the second quarter of fiscal year 2007 from 4.3% for the second quarter of fiscal year 2006.

Income from Operations: Income from operations was $2.7 million for the second quarter of fiscal year 2007 compared to $2.3 million for the second quarter of fiscal year 2006, an increase of $0.4 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the second quarter of fiscal year 2007 was $4.5 million compared to $3.5 million for the second quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $27.2 million in the average level of outstanding debt, combined with an increase of $0.3 million in amortization of deferred financing costs.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $2.6 million for the second quarter of fiscal year 2007 and $0.4 million for the second quarter of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the second quarter of fiscal year 2007 was $0.3 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the second quarter of fiscal year 2006 was $0.1 million primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $4.0 million for the second quarter of fiscal year 2007 compared to $1.7 million for the second quarter of fiscal year 2006, an increase of $2.3 million. This decline resulted primarily from the $2.1 million non-cash increase in unrealized loss on derivative contracts, the $1.0 million increase in interest expense, partially offset by the $0.4 million increase in other income and the $0.4 million increase in income from operations discussed above.

Minority Interest: Minority interest for the second quarter of fiscal year 2007 and second quarter of fiscal year 2006 amounted to $(8,000) and $25,000, respectively.

Net Loss: Net loss for the second quarter of fiscal year 2007 amounted to $2.4 million, which includes a recovery of income taxes of $1.6 million. Net loss for the second quarter of fiscal year 2006 amounted to $1.2 million, and includes a recovery of income taxes of $0.6 million. Net loss per IPS unit was $0.12 cents and $0.08 cents for the second quarter of fiscal year 2007 and the second quarter of fiscal year 2006, respectively.

Six Months Ended December 31, 2006 Compared to Six Months Ended December 31, 2005

Revenues: Revenues for the first six months of fiscal year 2007 were $73.1 million compared to $55.2 million for the first six months of fiscal year 2006, representing an increase of $17.9 million, or 32.3%. The Company closed one acquisition in late September 2005, two acquisitions in early November 2005, five acquisitions (two during fiscal 2007) in the period from January 1, 2006 through December 31, 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the first six months of the prior fiscal year includes only a partial period of operations for the September 2005 acquisition and two November 2005 acquisitions and no operations for the other five acquisitions and four bid/conversion contracts. In addition, the Company did not renew four contracts for the 2007 fiscal year and closed the Texas regional office in connection with two of these non-renewals.

These acquisitions and new bid-in contracts accounted for $18.8 million in new business growth, which was partially offset by a $2.7 million revenue reduction resulting from the four contracts not included in the results for the first six months of fiscal year 2007. The remaining $1.8 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the first six months of fiscal year 2007 was $55.7 million compared to $40.8 million for the first six months of fiscal year 2006, an increase of $14.9 million or 36.3%. The acquisitions and new bid/conversion contracts accounted for $14.3 million of the total increase in cost of operations, which was partially offset by $2.2 million reduction resulting from the four contracts not included in the results for the first six months of fiscal year 2007. The remaining $2.8 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, insurance and operating costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.7 million due primarily to higher drivers wages and operations wages, but decreased as a percentage of revenue to 43.4% in the first six months of fiscal year 2007 from 43.6% in the first six months of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.5 million, due primarily to higher employee medical insurance and the timing effect of higher workers compensation insurance accruals in the current interim period, and increased as a percentage of revenue to 10.6% for the first six months of fiscal year 2007 from 9.9% for the first six months of fiscal year 2006. Cost of fuel for the first six months of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.5 million higher than the first six months of fiscal year 2006, and as a percentage of revenue increased to 8.4% for the first six months of fiscal year 2007 from 7.7% for the first six months of fiscal year 2006. This increase primarily relates to market prices of fuel, as fuel prices continued to climb throughout the 2006 fiscal year into the first few months of fiscal year 2007. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.5 million to the counterparty under the fuel swap transaction during the first six months of fiscal year 2007 relating to the recent decline in the market price of fuel since mid September. This payment has been reflected as fuel expense for the first six months of fiscal year 2007. Insurance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.4 million primarily due to the timing effect of higher insurance accruals in the

current interim period. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.5 million due to the operating lease payments made during the first six months of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the first six months of fiscal year 2007 was $8.1 million compared to $5.7 million for the first six months of fiscal year 2006, an increase of $2.4 million or 42.9%. As a percentage of revenues, total general and administrative expense increased to 11.1% for the first six months of fiscal year 2007 from 10.3% for the first six months of fiscal year 2006. The acquisitions and new bid in contracts accounted for $1.0 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.2 million reduction resulting from the four contracts not included in the results for the first six months of fiscal year 2007. The remaining $1.6 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages, professional fees, travel expenses and facilities costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the first six months of fiscal year 2007 was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 restricted shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP.

Depreciation Expense: Depreciation expense for the first six months of fiscal year 2007 was $7.4 million compared to $5.7 million for the first six months of fiscal year 2006, an increase of $1.7 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 10.2% for the first six months of fiscal year 2007 from 10.3% for the first six months of fiscal year 2006.

Amortization Expense: Amortization expense for the first six months of fiscal year 2007 was $3.3 million compared to $3.0 million for the first six months of fiscal year 2006, an increase of $0.3 million. As a percentage of revenues, amortization expense declined to 4.6% for the first six months of fiscal year 2007 from 5.5% for the first six months of fiscal year 2006.

Loss from Operations: Loss from operations was $3.3 million for the first six months of fiscal year 2007 compared to a loss from operations was $7 thousand for the first six months of fiscal year 2006, an increase of $3.3 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the first six months of fiscal year 2007 was $8.1 million compared to $6.5 million for the first six months of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $24.9 million in the average level of outstanding debt, combined with an increase of $0.3 million in amortization of deferred financing costs.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $2.8 million for the first six months of fiscal year 2007 and unrealized gain on foreign currency exchange contracts of $2.5 million for the first six months of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the first six months of fiscal year 2007

was $0.3 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the first six months of fiscal year 2006 totaled $45 thousand, primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $14.0 million for the first six months of fiscal year 2007 compared to a loss of $4.1 million for the first six months of fiscal year 2006, an increase of $9.9 million. This increased loss resulted primarily from the $5.3 million non cash increase in unrealized loss on derivative contracts, the $1.6 million increase in interest expense, and the $3.3 million increase in loss from operations items discussed above (which includes the $2.1 million increase in depreciation and amortization expense and the $1.9 million increase in non cash stock compensation).

Minority Interest: Minority interest for the first six months of fiscal year 2007 and first six months of fiscal year 2006 amounted to $74,000 and $23,000, respectively.

Net Loss: Net loss for the first six months of fiscal year 2007 amounted to $8.6 million, which includes a recovery of income taxes of $5.5 million. Net loss for the first six months of fiscal year 2006 amounted to $2.6 million, and includes a recovery of income taxes of $1.5 million. Net loss per IPS unit was $0.41 cents and $0.19 cents for the first six months of fiscal year 2007 and the first six months of fiscal year 2006, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, IPS distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its IPS distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced

borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first six months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also has a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at December 31, 2006), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.35% at December 31, 2006), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

During the first six months of fiscal year 2007, the Company used $5.7 million in net cash for operations, of which $8.5 million was used for net working capital. The Company's investing activities for the first six months of fiscal year 2007 resulted in a use of cash of $19.6 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during the first six months of fiscal year 2007, (ii) capital expenditures associated with the new bid-in contracts and additional new revenue contracts awarded to existing terminal locations of $9.3 million and (iii) $0.9 million in proceeds on sale of equipment. The Company's financing activities for the first six months of fiscal year 2007 represented a source of cash of $18.7 million. Included in these financing activities were (i) $35.0 million in gross proceeds from the Senior Note issuance, (ii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iii) $68.4 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $68.3 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal and accrued interest of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (iv) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (v) $5.5 million in dividend payments made during the first six months of fiscal year 2007; (vi) $0.3 million in repurchases of IPSs pursuant to the normal course issuer bid and (vii) and $0.4 million in repayments on seller and other debt.

At December 31, 2006, debt outstanding under the Second Amended and Restated Credit Agreement and Note Purchase Agreement were $24.0 million and $35.0 million, respectively. The Company had approximately $48.0 million in borrowing available under the loan facilities of the Second Amended and Restated Credit Agreement. In addition, at December 31, 2006, outstanding debt included approximately $4.3 million in promissory notes due to former owners and equipment financing, and $77.0 million in Subordinated Notes and Separate Subordinated Notes. The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease, and the Company has recorded $0.5 million in operating lease expense for the first six months of fiscal year 2007. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease.

We operate a fleet of approximately 4,350 vehicles as at December 31, 2006, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity

swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ending on June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $0.5 million to the counterparty under the fuel swap transaction during the first six months of fiscal year 2007 relating to the recent decline in the market price of fuel. The fair value of the fuel hedge that is deferred and unrecognized at December 31, 2006 amounts to a loss of approximately $0.8 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The first contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming

economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of IPSs.

Cash Available for Distribution

Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Cash available for distribution may not be comparable to similar measures used by other companies or income trusts. Our cash available for distribution consists of (i) cash flow from operations adjusted for (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, and (c) cash interest expense, less (ii) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (iii) cash interest expense other than cash interest on the IPS Subordinated Notes, and (iv) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash Available for Distribution – reconciliation of cash flow from operations to cash available for distribution.

(in 000's, except per unit amounts)		Three Months Ended 12/31/06	Three Months Ended 12/31/05	Six Months Ended 12/31/06	Six Months Ended 12/31/05
Cash flows provided by operating activities		$ 3,244	$ 3,663	$ (5,683)	$ (83)
Adjustments:					
Changes in non-cash working capital items		3,305	1,578	8,483	3,574
Changes in other assets and liabilities		(291)	(125)	(366)	(421)
Non-operating cash flows		(130)	-	(130)	-
Cash interest expense		3,735	3,009	6,963	5,623
EBITDA		9,863	8,125	9,267	8,693
Less:					
Minority interest in cash flow of subsidiaries		(205)	(191)	(448)	(382)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,281)	(1,258)	(2,149)	(2,472)
Non-operating cash flows		130	-	130	-
Cash taxes paid		-	(147)	(89)	(147)
Maintenance capital expenditures, net		(253)	(322)	(900)	(4,827)
Cash Available for IPS Distributions	US$	$ 8,254	$ 6,207	$ 5,811	$ 865
Cash Available for IPS Distributions	**$Cdn**	**$ 9,854**	**$ 7,508**	**$ 6,906**	**$ 1,054**
Cash Available per IPS Unit	$Cdn	$ 0.47	$ 0.50	$ 0.33	$ 0.08
Total IPS Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,796	$ 2,134	$ 5,592	$ 3,853
Dividends on common shares	$Cdn	$ 2,889	$ 2,130	5,777	3,842
Total IPS Distributions	**$Cdn**	**$ 5,685**	**$ 4,264**	**$ 11,369**	**$ 7,695**
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 0.28	$ 0.55	$ 0.55

Cash available for distributions for the three and six months ended December 31, 2006 is translated into Canadian dollars at weighted average rates of Cdn $1.1938 and $1.2186 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through July 2008. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the second quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. Payments related to these operating leases totaled $0.5 million for the first six months the 2007 fiscal year. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008

school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease. The Company has not recorded any operating lease expense in the first six months of fiscal year 2007 for these 2007-2008 school year vehicles. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the second quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs are made in Canadian dollars. Cash available for distribution to IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions on outstanding IPS units for the first six months of the 2007 fiscal year, aggregated $9.6 million (Cdn $11.4 million). These distributions include dividends on the STA common stock component of the IPS units and interest payments on the Subordinated Notes component of the IPS units for both IPSs and IPSs that have been split by shareholders. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.4 million for the first six months of the 2007 fiscal year.

Outstanding Share Data

As at December 31, 2006, the Company had 20,734,054 common shares issued and outstanding, of which 20,730,054 are represented by IPSs and 4,000 represent common shares related to IPSs that have been split by shareholders. At February 9, 2007, the Company had 20,708,554 common shares issued and outstanding. Each IPS represents one common share of STA Ltd., and Cdn $3.847 principal amount of 14% Subordinated Notes.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks.

We are also exposed to changes in the market price of fuel in the ordinary course of business. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007	2nd Qtr 2007
Revenues	$ 31,448	$ 30,207	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116	$ 46,938
Net loss	$ (439)	$ (2,090)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)	$ (2,414)
Net loss per share	$ (0.03)	$ (0.16)	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)	$ (0.12)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first six months of the 2007 fiscal year.

Subsequent Events

Pursuant to the December 15, 2006 normal course issuer bid for a portion of its IPSs, subsequent to December 31, 2006 and through February 9, 2007, the Company purchased for cancellation 25,500 IPSs out of available cash.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The critical accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited financial statements for the year ended June 30, 2006. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. There

have been no material changes to the critical accounting policies and estimated during the second quarter ended December 31, 2006.

Risk Factors

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses, regardless of any attempt to mitigate exposures to these operating expenses, or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

The Issuer and the Company are subject to a number of risks in addition to the foregoing. For a description of these risk factors reference should be made to the Company's Annual Information Form dated September 26, 2006, a copy of which can be obtained at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 12, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 12, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

STUDENT TRANSPORTATION REPORTS SECOND QUARTER RESULTS

Highlights:

- Revenue for the quarter up 33% over the same period last year
- EBITDA* for the quarter up 21% over the same period last year, margin of 21%
- Completed new US $160 million debt refinancing which lowers cost of capital and provides up to US $100 million for future revenue and cash flow growth
- Student Transportation of Canada subsidiary closed fifth acquisition in Ontario, located in Peterborough

Toronto, ON, February 12, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB.UN) today reported the financial results for its second quarter of fiscal year 2007, ended December 31, 2006. All financial results are reported in U.S. dollars, except as otherwise noted.

"We are pleased with our results for the second quarter of fiscal year 2007. We continue to have another good year that should provide us with revenue and cash flow growth consistent with prior years and our lowest pay out ratio since our IPO," said Denis J. Gallagher, Chairman and Chief Executive Officer.

"The recent restructuring of our senior credit facilities, recognizes our stable, predictable cash flows and provides us with increased capacity for our continued growth initiatives as we plan for the new fiscal year. These new facilities provide us with lower interest rates and increased leverage capacity to create shareholder value as we increase revenues and cash flows from new business," continued Mr. Gallagher.

During the quarter, the Company said it had expanded its Student Transportation of Canada subsidiary with a fifth acquisition, a "tuck-in", into its existing operations in Peterborough, Ontario. "Canada continues to be a great market for us. We are reviewing a number of new opportunities in Ontario as well as other selected provinces where we see growth potential. In the U.S. where we also had good growth, we experienced some driver shortages in two start-up locations for the first half of the year which affected expected results. The shortages have now been corrected and these locations have excellent long term contracts with good customers and are certainly business we want to own," commented Mr. Gallagher.

For the second quarter, revenue totalled $46.9 million, up from $35.3 million for the same period last year and EBITDA* rose to $9.9 million from $8.1 million in the same period in fiscal 2006.

Student Transportation's reported net loss for the three month period ended December 31, 2006 amounted to $2.4 million or $0.12 per unit which includes $2.8 million of interest paid to Unitholders on the subordinated notes portion of the IPS units. For the quarter, the Company generated cash available for distributions* of Cdn $9.8 million and paid out distributions of Cdn $5.6 million. As stated previously, due to the seasonality of the business and schools not being in operation during the majority of the first quarter, the Company views distributable cash on an annualized basis.

STA's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor web site www.sta-ips.com.

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss STA's performance for the second quarter of fiscal year 2007 at 10 a.m. (ET) on February 13, 2007. The call may be accessed at by dialing **1-866-838-4337** or **416-849-9305.** The webcast will be subsequently archived at www.sta-ips.com. A taped rebroadcast will be available until 12 a.m. February 20, 2007 and can be accessed by dialing **416-915-1035** or **1-866-245-6755** and quoting passcode **887636#**.

Profile

STA is neither a Trust nor a Partnership and each Income Participating Security ("IPS") Unitholder holds two separate securities consisting of one Canadian qualified common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs are listed on the TSX under the symbol STB.UN while the common shares and subordinated notes are listed separately under the symbols STB and STB.DB respectively.

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Reconciliation of Net Income and EBITDA
(in 000's of US$, except per unit amounts)

	Three Months Ended 12/31/2006	Three Months Ended 12/31/2005	Six Months Ended 12/31/2006	Six Months Ended 12/31/2005
Net income (loss)	($2,414)	($1,177)	($8,560)	($2,603)
Add back:				
Recovery of taxes	(1,607)	(596)	(5,526)	(1,472)
Minority interest	(8)	25	74	23
Other (income) expense, net	(305)	98	(267)	45
Unrealized loss (gain) on derivative contracts	2,552	408	2,796	(2,456)
Non-cash stock compensation	-	-	1,862	-
Interest expense	4,496	3,515	8,135	6,456
Amortization expense	1,663	1,529	3,325	3,021
Depreciation expense	5,486	4,323	7,428	5,679
EBITDA	$9,863	$8,125	$9,267	$8,693

Reconciliation of Cash Flow from Operations and Cash Available for Distributions
(in 000's of US$, except per unit amounts)

		Three Months Ended 12/31/2006	Three Months Ended 12/3120/05	Six Months Ended 12/31/2006	Six Months Ended 12/31/2005
Cash flows provided by operating activities		$ 3,244	$ 3,663	$ (5,683)	$ (83)
Adjustments:					
Changes in non-cash working capital items		3,305	1,578	8,483	3,574
Changes in other assets and liabilities		(291)	(125)	(366)	(421)
Non-operating cash flows		(130)	-	(130)	-
Cash interest expense		3,735	3,009	6,963	5,623
EBITDA		9,863	8,125	9,267	8,693
Less:					
Minority interest in cash flow of subsidiaries		(205)	(191)	(448)	(382)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,281)	(1,258)	(2,149)	(2,472)
Non-operating cash flows		130	-	130	-
Cash taxes paid		-	(147)	(89)	(147)
Maintenance capital expenditures, net		(253)	(322)	(900)	(4,827)
Cash Available for IPS Distributions	US$	$ 8,254	$ 6,207	$ 5,811	$ 865
Cash Available for IPS Distributions	$Cdn	$ 9,854	$ 7,508	$ 6,906	$ 1,054
Cash Available per IPS Unit	$Cdn	$ 0.47	$ 0.50	$ 0.33	$ 0.08
Total IPS Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,796	$ 2,134	$ 5,592	$ 3,853
Dividends on common shares	$Cdn	$ 2,889	$ 2,130	5,777	3,842
Total IPS Distributions	$Cdn	$ 5,685	$ 4,264	$ 11,369	$ 7,695
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 0.28	$ 0.55	$ 0.55

*** Non-GAAP Measures**

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

David A. White
President and Chief Operating Officer
Phone (732) 280-4200
Fax: (732) 280-4213

For Immediate Release

STUDENT TRANSPORTATION TO HOLD SECOND QUARTER FISCAL 2007 RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – February 6, 2007 – Student Transportation of America, Ltd. ("STA"), (TSX: STB.UN) today announced it will hold a conference call and live audio webcast on **Tuesday, February 13, 2007 at 10 a.m. (ET)** to discuss its financial results for the second quarter of fiscal 2007 ended December 31, 2006.

A news release announcing Student Transportation's results will be issued prior to the call.

The call will be hosted by David White, President and Chief Operating Officer and Patrick Walker, Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing **416-849-9305** or **1-866-838-4337**. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Tuesday, February 20, 2007 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-838-6755 and quote the passcode 887636#.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

David A. White
President and Chief Operating Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE JANUARY 2006 DISTRIBUTION

Toronto, Ontario – January 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on February 15, 2007 to holders of record of IPSs at the close of business on January 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from January 1 to January 31, 2007, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity,

borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE DECEMBER 2006 DISTRIBUTION

Toronto, Ontario – December 18, 2006 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on January 15, 2007 to holders of record of IPSs at the close of business on December 29, 2006.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from December 1 to December 31, 2006, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity,

borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
ir@sta-ips.com

Student Transportation Announces TSX Approval Normal Course Issuer Bid

Toronto, Ontario – December 15, 2006 – Student Transportation of America Ltd. (TSX: STB.UN) and Student Transportation of America ULC (collectively, "STA") announced today that the Toronto Stock Exchange ("TSX") has approved STA's notice of intention to make a normal course issuer bid for a portion of its Income Participating Securities ("IPSs") as appropriate opportunities arise from time to time. Each IPS representing one common share ("Common Shares") of Student Transportation of America Ltd. and $3.847 principal amount of 14% subordinated notes ("Notes") of Student Transportation of America ULC. STA's normal course issuer bid will be made in accordance with the requirements of the exchange. STA may begin to purchase IPSs on or about December 15, 2006. No previous purchases of the IPSs have been made.

As of December 1, 2006, 20,745,554 IPSs were outstanding. Pursuant to the notice, STA intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007, which figure represents 2% of STA's public float; provided, however, that in no event shall purchases made under this bid and the previously announced normal course issuer bid by Student Transportation of America ULC for a portion of its 14% subordinate notes, exceed US$5 million. Purchases will be made at market prices through the facilities of the exchange. The IPSs, and the underlying Common Shares and Notes, will be cancelled upon their purchase by STA. STA will fund the purchases either through borrowings on its senior debt facility or out of available cash. The boards of directors of STA believes that the purchase by STA of a portion of its IPSs is an appropriate use of senior borrowing capacity and/or available cash and is in the best interests of STA and its securityholders as such purchases would significantly lower the cost of funds related to the Common Shares and Notes cancelled.

"Our plan is to purchase up to 400,000 units over a period of time established by the TSX guidelines in our NCIB. We will retire the subordinated debt portion and the common equity share if we acquire any units," said Denis J. Gallagher, Chairman & CEO. "This move will be accretive and lower our interest cost immediately due to the 14% sub note coupon in the unit. If we purchase just the debt portion, shareholders can still own the common share of the unit which currently has about 6-7 per cent Canadian qualified dividend yield which is very favourable for Canadian investors. Investors need to know they own two securities with each IPS unit; common shares and debt. We have allowed our investors to unclip and trade these separately, if they choose."

"The IPS structure for companies with significant US revenues and earnings is unique. STA is not an income trust nor is it a partnership," Mr. Gallagher added. "We are a Canadian

corporation with a Canadian qualified common share dividend and a high yield bond which pays interest to bond holders. Since 93% of our revenues and earnings are derived from the US, we are not subject to Canadian taxes on the US earnings."

The notice of intention provides that no appraisal or valuation regarding STA, its material assets or securities, has been prepared within the two years preceding the date of the notice.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com.**

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America

Student Transportation Announces New Debt Financings

Additions Could Create up to $160 Million in Senior Credit Facilities

Toronto, Ontario – December 14, 2006 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) announced today it has entered into a new amended and restated senior credit facility, and has concurrently completed a new issue of Senior Secured Notes by way of private placement. The completion of these two financings recognizes the improved financial performance of the Company through a reduction in overall interest rates, increased leverage availability and lengthening the term of maturity to five years.

The new facility established with STA senior lenders was led by BMO Capital Markets who also acted as Administrative Agent for the bank group which included GE Capital and CIBC World Markets Inc. The new US$75 million credit facility may be increased by up to $50 million and will be used for continued growth of the business and for working capital.

Simultaneously, the Company has completed a debt private placement with two Canadian insurance companies, Sun Life Assurance Company of Canada and Canada Life, to provide US$35 million of five year, fixed rate senior secured notes carrying a coupon of 5.941 per cent. CIBC World Markets Inc. acted as the sole Agent on the transaction.

"The amended and restated agreement is a natural evolution of our growth and recognizes our steady performance and the confidence of our senior lenders," said Patrick Walker, Chief Financial Officer. "We are pleased to have new lower rates and increased capacity in our capital structure as well as new relationships with our Noteholders."

"The actions we took in fiscal 2006, including the completion of two equity offerings, our new leasing program with GE Capital and our accretive growth initiatives have now given us the ability to use leverage to increase shareholder value as we use this facility for future revenue and cash flow growth which will lower our projected fiscal 2007 payout ratio." added Mr. Walker.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of Canada Inc.

STUDENT TRANSPORTATION EXPANDS CANADIAN OPERATIONS

Acquisition Delivers on Provincial Growth Strategy

Toronto, ON, November 29, 2006 – Student Transportation of Canada ("STC"), an operating subsidiary of Student Transportation of America ("STA") (TSX: STB.UN), announced that it has signed a Definitive Asset Purchase Agreement to acquire certain school transportation assets and contracts of H. Burley Truck & Bus Repair Ltd. (Burley Bus), a local school bus operator based in Bridgenorth, Ontario. The transaction was contingent upon customer consent and approvals that have been obtained and the acquisition is scheduled to close on November 30, 2006. Burley Bus will add more than Cdn $1.2 million annualized revenue to STC's Ontario operations and adds to the continuing growth in STA's Canadian revenues. The Company expects the deal to be immediately accretive.

"This strategic acquisition marks our fifth in Ontario. It tucks into existing operations in our Peterborough, Ontario, location. STC's growth initiative in this area will continue as we see additional opportunities to expand our services," said David A. White, President and Chief Operating Officer of STA. "We look forward to continuing the safe reliable service that Burley Bus has delivered for so many years. We welcome their school bus employees into our family of companies while we implement plans for the smooth integration of Burley Bus."

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit www.sta-ips.com.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Student Transportation of America Ltd., Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should",

"plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

David White
President and Chief Operating Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

STUDENT TRANSPORTATION REPORTS FIRST QUARTER RESULTS

Highlights:

- Revenue for the quarter was up 31.6 per cent from same period last year
- Opened 16 new locations since first quarter fiscal 2006 including two new regions
- TSX approves listing of separate IPS securities
- STA is not an Income Trust

Toronto, ON, November 10, 2006 – Student Transportation of America Ltd. (TSX: STB.UN) (STA) today reported the financial results for its first quarter of fiscal year 2007, ended September 30, 2006. STA is an Income Participating Security (IPS) structure listed on the TSX and is not a Trust or a partnership. All financial results are reported in U.S. dollars, except as otherwise noted.

"Our performance for the first quarter was in line with our internal projections and indicative of the growth we secured in the last twelve months through the first quarter of this year" said Denis J. Gallagher, Chairman and Chief Executive Officer. "We added 16 new terminal locations to our operations during the last twelve months. We opened two new regions in Canada and the US Mid West as well as expanded on existing regions in the US.

We expect our steady growth to continue in the coming year as we build on our regional density. The increase in contracts containing fuel mitigation secured in fiscal 2006, and the fuel hedge program implemented in mid September at market levels will protect us from price increases for approximately 92% of our fuel usage and will add to our success in fiscal 2007. We are optimistic about the recent drop in fuel prices but have protected ourselves in the event of another spike in fuel prices similar to that which occurred last year due to global uncertainties."

Gallagher added, "Because the first quarter reflects the seasonality of the school bus industry, both from a revenue and cash flow perspective it is important to note that our first quarter includes the summer season break, when most schools are not in session. The first quarter of fiscal year 2007 also includes higher costs due to the tremendous growth we achieved this past year with our acquisition, bid and conversion successes. The first quarter is also when we purchase a majority of our large ticket capital items related to start-ups and growth. It is typical to have negative cash flow in the school transportation industry during the months of July, August and September. The first quarter is not indicative of the results for a full fiscal year.

Each of our subsequent quarters of the fiscal year generate excess cash. Accordingly, we have targeted a lower payout ratio for the full fiscal 2007 year."

For the first quarter, revenue totaled $26.1 million, up 31.6 per cent from the same period last year. Cash available for distributions although negative, due to seasonality, improved by 72 per cent on a per unit basis or Cdn $3.6 million from the same period last year due to the previously announced leasing program entered into with GE Capital. The increase in revenue was driven from existing contract renewals and from recent acquisitions and new revenue contracts awarded at the end of fiscal 2006 but which started in the first quarter of fiscal 2007. EBITDA* for the first quarter was ($596,000) compared to $568,000 for the same period in fiscal 2006. As expected, due to growth in the size of the business and the start up of new locations during the last twelve months the Company experienced an increase in off season costs compared to the same period last year.

STA posted a net loss of $6.1 million in the first quarter of fiscal 2007, representing a net loss of $0.30 per share for the quarter. The Company historically generates a loss and negative operating cash flows in this quarter reflecting the seasonality of the business during the summer season break combined with capital expenditures occurring in the first quarter of the fiscal year. As mentioned, the subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this historical seasonality, the Company views available cash flow on an annualized basis.

Subsequent to the quarter end, the Company was granted approval by the TSX to allow shareholders to "unclip" their IPS unit and trade the common equity and the sub debt note separately. Since STA is an IPS structure and not an Income Trust nor a partnership, we expect that it is not affected by the recent proposed tax changes by the Department of Finance. The common equity security (TSX: STB) pays Canadian qualified dividends with favourable tax treatment and the sub debt note (TSX: STB.DB) pays 14% interest on its face value of the note.

In addition, the Company initiated a Normal Course Issuer bid to acquire up to Cdn $ 3 million of its subordinated debt as listed on the TSX under the symbol STB.DB.

STA's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor web site www.sta-ips.com.

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss STA's performance for the first quarter fiscal year 2007 at 12:00 p.m. (ET) on November 13, 2006. The call may be accessed at: **1-866-838-4337**or **416-849-9305.** There will also be a webcast and subsequently archived at www.sta-ips.com. A taped rebroadcast will be available until November 23, 2005 at midnight. To access the rebroadcast, please dial **416-915-1035** or **1-866-838-6755** and quote the passcode **286468#**.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Reconciliation of Net Income and EBITDA
(in 000's of US$)

	3 Months Ended 9/30/06	3 Months Ended 9/30/05
Net income (loss)	$ (6,146)	$ (1,426)
Add back:		
Provision for taxes	(3,919)	(876)
Minority interest	82	(2)
Loss (gain) on asset disposal	38	(53)
Unrealized loss (gain) on foreign currency exchange contracts	244	(2,864)
Non cash stock based compensation	1,862	-
Interest expense	3,639	2,941
Amortization expense	1,662	1,492
Depreciation expense	1,942	1,356
EBITDA	$ (596)	$ 568

Reconciliation of EBITDA and Cash Available for Distributions
(in 000's, except per unit amounts)

		3 Months Ended 9/30/06	3 Months Ended 9/30/05
Cash flows provided by operating activities		$ (8,927)	$ (3,746)
Adjustments:			
Changes in non-cash working capital items		5,178	1,996
Changes in other assets and liabilities		(75)	(296)
Cash interest expense		3,228	2,614
EBITDA		(596)	568
Less:			
Minority interest in cash flow of subsidiaries		(243)	(191)
Interest expense (other than noncash and IPS Subordinated Notes)		(868)	(1,214)
Cash taxes paid		(89)	-
Maintenance capital expenditures		(647)	(4,505)
Cash Available for IPS Distributions	US$	$ (2,443)	$ (5,342)
Cash Available for IPS Distributions	$Cdn	$ (2,891)	$ (6,557)
Cash Available per IPS Unit	$Cdn	$ (0.14)	$ (0.51)
Total IPS Distributions			
Interest on IPS Subordinated Notes	$Cdn	$ 2,796	$ 1,719
Dividends on common shares	$Cdn	2,888	1,711
Total IPS Distributions	$Cdn	$ 5,684	$ 3,430
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 0.27

* Non-GAAP Measures

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form, a copy of which can be obtained at www.sedar.com. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
ir@sta-ips.com

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the three months ended September 30, 2006

See Note #4 for summary consolidating financial information

Student Transportation of America Ltd.

Unaudited Consolidated Financial Statements

September 30, 2006

Contents

Student Transportation of America Ltd.
Unaudited Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at September 30, 2006	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 2,157	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $ 93 and $116 at September 30, 2006 and June 30, 2006 respectively	18,864	12,206
Inventory	1,716	1,584
Prepaid expenses	6,814	5,989
Other current assets (Note 7)	3,161	3,464
Total current assets	32,712	30,931
Other assets	7,407	7,935
Property and equipment, net	104,529	95,546
Foreign currency exchange contracts (Note 7)	3,421	3,976
Other intangible assets, net (Note 3)	51,193	51,658
Goodwill (Note 3)	68,784	64,133
Total assets	$ 268,046	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,821	$ 1,577
Accrued expenses and other current liabilities	14,550	12,426
Current portion of long-term debt	2,674	2,450
Total current liabilities	19,045	16,453
Long-term debt (Note 4)	129,268	106,931
Future income tax liability	28,621	32,540
Total liabilities	176,934	155,924
Commitments and contingencies		
Minority interest	8,766	7,419
Shareholders' equity		
Common shares (Note 5)	112,061	112,061
Accumulated deficit	(24,915)	(16,326)
Cumulative currency translation adjustments	(4,800)	(4,899)
Total shareholders' equity	82,346	90,836
Total liabilities and shareholders' equity	$ 268,046	$ 254,179

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	September 30, 2006	September 30, 2005
Revenues	$ 26,116	$ 19,844
Costs and expenses:		
Cost of operations	22,661	16,485
General and administrative	4,051	2,791
Non-cash stock compensation	1,862	-
Depreciation expense	1,942	1,356
Amortization expense	1,662	1,492
Total operating expenses	32,178	22,124
Loss from operations	(6,062)	(2,280)
Interest expense	3,639	2,941
Unrealized loss (gain) on foreign currency exchange contracts	244	(2,864)
Other expense (income)	38	(53)
Loss before income taxes and minority interest	(9,983)	(2,304)
Recovery of income taxes	(3,919)	(876)
Minority interest	82	(2)
Net loss	(6,146)	(1,426)
Accumulated deficit- beginning of period	(16,326)	(5,550)
Dividends declared	(2,443)	(1,395)
Accumulated deficit - end of period	$ (24,915)	$ (8,371)
Weighted average number of shares outstanding	20,764,554	12,764,554
Basic and diluted net loss per common share	**$ (0.30)**	**$ (0.11)**

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005
Operating activities		
Net loss	$ (6,146)	$ (1,426)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Minority interest	82	(2)
Future income taxes	(3,919)	(876)
Unrealized loss (gain) on foreign currency exchange contracts	244	(2,864)
Amortization of deferred financing costs	411	327
Non-cash stock compensation expense	1,862	-
Loss (gain) on disposal	38	(53)
Depreciation expense	1,942	1,356
Amortization expense	1,662	1,492
Changes in current assets and liabilities:		
Accounts receivable	(6,658)	(3,550)
Prepaid expenses, inventory and other current assets	142	(985)
Accounts payable	244	155
Accrued expenses and other current liabilities	1,094	2,384
Changes in other assets and liabilities	75	296
Net cash used in operating activities	(8,927)	(3,746)
Investing activities		
Business acquisitions, net of cash acquired of $270 and $166 at September 30, 2006 and September 30, 2005, respectively	(8,499)	(16,055)
Purchases of property and equipment	(8,862)	(10,055)
Proceeds on sale of equipment	763	155
Net cash used in investing activities	(16,598)	(25,955)
Financing activities		
Deferred financing costs	-	(198)
Common stock dividends	(2,674)	(1,586)
Borrowings on credit facility	25,964	40,311
Payments on credit facility	(3,239)	(8,736)
Repayments on seller debt and equipment financing	(57)	-
Net cash provided by financing activities	19,994	29,791
Net (decrease) increase in cash and cash equivalents	(5,531)	90
Cash and cash equivalents at beginning of period	7,688	1,657
Cash and cash equivalents at end of period	$ 2,157	$ 1,747

See accompanying notes.

(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of $8,854, (Cdn $10,857). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B series one common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

The Company currently holds a 94.46% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2006 audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. These unaudited interim consolidated

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2006.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. The first quarter end of the fiscal year is September 30, and includes July and August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. Earnings of the acquired company are included in STA's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $8.8 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Current assets, less current liabilities	$ 233
Property and equipment	2,702
Intangible assets	1,200
Subtotal	4,135
Goodwill	4,634
Total	$ 8,769

The purchase price consisted of $8.8 million in cash. Identifiable intangible assets consist of contract rights of $0.7 million that will be amortized over 23 years, covenants not to compete of $0.3 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during the quarter ended September 30, 2005 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $17.0 million. The allocation of the purchase price is presented in the following table.

Current assets, less current liabilities	$ 269
Property and equipment	7,880
Intangible assets	2,912
Future income taxes	(2,590)
Subtotal	8,471
Goodwill	8,581
Total	$ 17,052

The purchase price consisted of $16.2 million in cash and $0.8 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.0 million that will be amortized over 21 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $0.5 million with an indefinite life.

4. Debt

Amended Credit Agreement

The Company entered into a credit agreement in connection with the IPS offering that included a $31.0 million term loan facility, a $25.0 million revolving loan facility and a $15.0 million acquisition loan facility. The acquisition loan facility is available to fund acquisitions and investment requirements for new revenue and bid-in contracts. During

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

the fiscal year ended June 30, 2006, the Company amended the original credit facility to (i) provide for an additional $15.0 million of capacity under the original acquisition loan facility, (ii) establish a new Cdn $3.0 million revolving loan facility and a Cdn $ 10.0 million acquisition loan facility to finance the Company's operating entrance into the Canadian market, (iii) revise certain definitions governing the consistent payment of the interest and dividends during the interim fiscal periods based on the seasonal nature of the Company's cash flows and the partial recognition of cash flows associated with growth spending during the interim fiscal periods, (iv) reduce the senior leverage ratio from 2.50 to 2.25 effective October 1, 2005 through October 1, 2006, and (v) secure interest rate reductions (applicable margin reductions) of 75 basis points effective March 30, 2006, and an additional 75 basis points effective June 14, 2006. During the quarter ended September 30, 2006, the Company amended the credit agreement to allow aggregate borrowings not to exceed $3.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding.

Borrowings under the amended credit agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the amended credit agreement (9.0% at September 30, 2006), plus the applicable margin, which ranges from 0.25% to 1.00% depending on STA Holdings' leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the amended credit agreement (7.58% at September 30, 2006), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' leverage ratio on the pricing date. The applicable margin ranges identified reflect the 150 basis point reductions discussed above. Borrowings under the amended credit agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the credit agreement are guaranteed by each of STA Holdings' subsidiaries.

Subordinated Notes and Separate Subordinated Notes

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock, in March 2006 and Simcoe in July 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations

4. Debt (continued)

under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the period ended September 30, 2006 is as follows (000's):

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Total Consolidated Amounts
Revenue	$ -	$24,834	$1,282	$26,116
Loss from operations	-	(5,687)	(375)	(6,062)
Net loss	-	(5,681)	(465)	(6,146)
Current assets	-	31,098	1,614	32,712
Non-current assets	-	213,615	21,719	235,334
Current liabilities	-	17,286	1,759	19,045
Non-current liabilities (a)	80,416	68,387	9,086	157,889
Due to/from affiliated companies	(26,550)	14,504	12,046	-

(a) excludes minority interest and due to/from affiliated companies

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs as described above. Each IPS consists of one common share of STA and Cdn $3,847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

(000's of U.S. Dollars, unless specified)

5. Common Shares (continued)

As at September 30, 2006, 20,764,554 common shares are issued and outstanding, of which 20,745,554 are represented by IPS's and 19,000 are common shares related to IPSs that have been split by shareholders. At September 30, 2005, 12,764,554 common shares were issued and outstanding, all of which were represented by IPS's. There are no preferred shares issued and outstanding.

The loss per share for the three months ended September 30, 2006 and 2005 were calculated based on weighted average common shares outstanding of 20,764,554 and 12,764,554, respectively.

6. Stock Based Compensation

During the quarter ended September 30, 2006, STA Holdings granted 290,073 Class B – Series Two common shares pursuant to the EIP that were fully vested on the grant date. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2006 based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of restricted shares, 50,760 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants. As such, 239,313 restricted shares relating to these grants remain outstanding as at September 30, 2006.

7. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016.

Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

7. Foreign Currency Exchange Contracts (continued)

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
Oct 2006- Sept 2007	12	11.9	14.7	1.2275
Oct 2007- Sept 2008	12	11.9	14.7	1.2275
Oct 2008- Sept 2009	12	11.9	14.7	1.2275
Oct 2009-Sept 2010	12	12.2	14.7	1.2035
Oct 2010-June 2011	9	10.0	10.8	1.1051
		57.9	69.6	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00 through July 2008. STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $5.1 million and $5.3 million at September 30, 2006 and June 30, 2006, respectively, of which $1.6 million and $1.3 million is recorded in other current assets on the consolidated balance sheet at September 30, 2006 and June 30, 2006, respectively. The Forward Contracts have a notional amount of approximately $69.6 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

8. Fuel Hedge

During September 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market diesel fuel prices ("fuel hedge"). The fuel hedge fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended June 30, 2007. The fuel

(000's of U.S. Dollars, unless specified)

8. Fuel Hedge (continued)

hedge is designated as a cash flow hedge of the underlying exposure of increases in the market price of diesel fuel for a portion of the Company's forecasted purchases during this time period. Because of the high correlation between the heating oil hedge instrument and the underlying exposure of diesel fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying diesel fuel purchases.

The Company assesses hedge effectiveness on a cumulative-dollar-offset-basis by comparing the overall changes in the expected cash flows on the heating oil swap contract with the changes in the expected cash flows on the forecasted diesel fuel purchases. As at September 30, 2006, the fuel hedge is highly effective and changes in fair value of the hedge are deferred and will be recognized in income as the hedged transactions occur. The fair value of the fuel hedge that is deferred and unrecognized at September 30, 2006 amounts to a loss of approximately $0.7 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

9. Supplemental Cash Flow Information

The Company paid $3.1 million and $2.5 million in interest for the three months ended September 30, 2006 and September 30, 2005, respectively. The Company paid $0.1 million in taxes for both the three months ended September 30, 2006 and 2005.

10. Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first quarter of the 2007 fiscal year.

(000's of U.S. Dollars, unless specified)

11. Subsequent Events

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange to purchase up to Cdn $3.0 million of the outstanding 14% subordinated notes as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid, STA intends to acquire up to Cdn $3.0 million principal amount of the 14% subordinated notes in the 12 month period commencing October 19, 2006 and ending October 19, 2007, which figure represents 3.8% of STA's public float. STA intends to fund the purchase of any 14% subordinated notes either through borrowings on its senior credit facility or out of available cash. Any purchase will be made at market prices and the 14% subordinated notes will be cancelled upon their purchase by STA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended September 30, 2006. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective November 9, 2006. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs"). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a

syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

The holders of the Class B shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B shares held by the Existing Investors have the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B shares held by the Existing Investors will increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B shares provide the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B shares.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remain outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $2.1 million in non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2006. While the August 24, 2006 restricted share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense is recognized in the period in which the shares are granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represents additional minority interest to the Company. In connection with these grants during the first quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remain outstanding as at September 30, 2006.

The Company holds a 94.5% interest in STA Holdings as at September 30, 2006 through its ownership of the Class A shares of STA Holdings Inc.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended September 30,			
	2006		2005	
Revenues	$	26,116	$	19,844
Costs and expenses				
Cost of operations		22,661		16,485
General and administrative		4,051		2,791
Non-cash stock compensation		1,862		-
Depreciation expense		1,942		1,356
Amortization expense		1,662		1,492
Total operating expenses		32,178		22,124
Loss from operations		(6,062)		(2,280)
Interest expense		3,639		2,941
Unrealized loss (gain) on foreign currency exchange contracts		244		(2,864)
Other expense (income)		38		(53)
Loss before income taxes and minority interest		(9,983)	$	(2,304)
Recovery of income taxes		(3,919)		(876)
Minority interest		82		(2)
Net loss	$	(6,146)	$	(1,426)
Net loss per share	$	(0.30)	$	(0.11)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Revenues: Revenues for the first quarter of fiscal year 2007 were $26.1 million compared to $19.8 million for the first quarter of fiscal year 2006, representing an increase of $6.3 million, or 31.6%. During the period from October 1, 2005 to September 30, 2006, the Company closed eight acquisitions (one in the first quarter of fiscal 2007), and started operations

on five new bid / conversion contracts. In addition, the Company did not renew four contracts for the 2007 fiscal year and closed the Texas regional office in connection with two of the non-renewals.

These acquisitions and new bid-in contracts accounted for $7.2 million in new business growth, which was partially offset by a $1.1 million revenue reduction resulting from the four contracts not included in the results for the first quarter of fiscal year 2007. The remaining $0.2 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the first quarter of fiscal year 2007 was $22.7 million compared to $16.5 million for the first quarter of fiscal year 2006, an increase of $6.2 million or 37.5%. The acquisitions and new bid in contracts accounted for $5.9 million of the total increase in cost of operations, which was partially offset by $1.0 million reduction resulting from the four contracts not included in the results for the first quarter of fiscal year 2007. The remaining $1.3 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, insurance, operating costs and maintenance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.2 million due primarily to higher operations wages, and increased as a percentage of revenue to 48.1% in the fiscal year 2007 from 47.7% in the fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.2 million, due primarily to higher employee medical insurance and the timing effect of higher workers compensation insurance accruals in the current interim period, and increased as a percentage of revenue to 12.4% for the fiscal year 2007 from 11.6% for the fiscal year 2006. Cost of fuel for the first quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.2 million higher than the first quarter of fiscal year 2006, and as a percentage of revenue increased to 8.7% for the first quarter of fiscal year 2007 from 7.7% for the first quarter of fiscal year 2006. This increase primarily relates to market prices of fuel, as fuel prices continued to climb throughout the 2006 fiscal year into the first quarter of fiscal year 2007, prior to subsiding in mid-to-late September 2006. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Insurance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million primarily due to the timing effect of higher insurance accruals in the current interim period. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.2 million due to operating lease payments made during the first quarter of fiscal year 2007. Maintenance costs, net of new business and contracts not renewed for fiscal 2006, increased $0.2 million due to higher parts expense experienced during the first quarter of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the first quarter of fiscal year 2007 was $4.1 million compared to $2.8 million for the first quarter of fiscal year 2006, an increase of $1.3 million or 45.2%. As a percentage of revenues, total general and administrative expense increased to 15.5% for the first quarter of fiscal year 2007 from 14.1% for the first quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.5 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the four contracts not included in the results for the first quarter of fiscal year 2007. The remaining $0.9 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006,

was due primarily to higher salaries and wages, professional fees, travel expenses and facilities costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the first quarter of fiscal year 2007 was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 restricted shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP.

Depreciation Expense: Depreciation expense for the first quarter of fiscal year 2007 was $1.9 million compared to $1.4 million for the first quarter of fiscal year 2006, an increase of $0.5 million. As a percentage of revenues, depreciation expense increased to 7.4% for the first quarter of fiscal year 2007 from 6.8% for the first quarter of fiscal year 2006. Vehicles associated with the acquisitions and new bid in contracts accounted for all of the dollar increase in depreciation expense.

Amortization Expense: Amortization expense for the first quarter of fiscal year 2007 was $1.7 million compared to $1.5 million for the first quarter of fiscal year 2006, an increase of $0.2 million. As a percentage of revenues, amortization expense declined to 6.4% for the first quarter of fiscal year 2007 from 7.5% for the first quarter of fiscal year 2006.

Loss from Operations: Loss from operations was $6.1 million for the first quarter of fiscal year 2007 compared to $2.3 million for the first quarter of fiscal year 2006, an increase of $3.8 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the first quarter of fiscal year 2007 was $3.6 million compared to $2.9 million for the first quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $19.2 million in the average level of outstanding debt, combined with an increase in the weighted average interest rate of 0.1% experienced in the first quarter of fiscal year 2007 compared to the first quarter of fiscal year 2006.

Unrealized Gain/Loss on Foreign Currency Exchange Contracts: Unrealized loss on foreign currency exchange contracts of $0.2 million for the first quarter of fiscal year 2007 and unrealized gain on foreign currency exchange contracts of $2.9 million for the first quarter of fiscal year 2006 reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other Expense (Income): Other expense for the first quarter of fiscal year 2007 was $38,000 and primarily related to losses on the close of the Texas regional office partially offset by gains on asset disposals. Other income for the first quarter of fiscal year 2006 was $53,000 primarily related to gains on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $10.0 million for the first quarter of fiscal year 2007 compared to a loss of $2.3 million for the first quarter of fiscal year 2006, an increase of $7.7 million. This decline resulted primarily from the $3.1 million change in unrealized gain/loss on foreign currency exchange contracts, the $0.7 million increase in interest expense, combined with the $3.8 million increase in loss from operations discussed above.

Minority Interest: Minority interest for the first quarter of fiscal year 2007 and first

quarter of fiscal year 2006 amounted to $82,000 and $(2,000), respectively.

Net Loss: Net loss for the first quarter of fiscal year 2007 amounted to $6.1 million, which includes a recovery of income taxes of $3.9 million. Net loss for the first quarter of fiscal year 2006 amounted to $1.4 million, and includes a recovery of income taxes of $0.9 million. Net loss per IPS unit was $0.30 cents and $0.11 cents for the first quarter of fiscal year 2007 and the first quarter of fiscal year 2006, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, IPS distributions are funded with non operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurring in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its IPS distributions with cash from operations on an annual basis.

During the first quarter of fiscal year 2007, the Company amended its credit agreement to allow aggregate borrowings not to exceed $3.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. Cash used for the Simcoe acquisition combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year end cash balance by $5.5 million and reduced borrowing availability on the acquisition loan facilities of the credit agreement by approximately $8.9 million during the first quarter of fiscal year 2007.

During the first quarter of fiscal year 2007, the Company used $8.9 million in net cash for operations, of which $5.2 million was used for net working capital. The Company's investing activities for the first quarter of fiscal year 2007 resulted in a use of cash of $16.6 million. Included in these investing activities were (i) the acquisition of Simcoe closed during the first quarter of fiscal year 2007, (ii) capital expenditures associated with the new bid-in contracts and additional new revenue contracts awarded to existing terminal locations of $8.3 million and (iii) $0.6 million in net expenditures related to replacement capital expenditures, partially offset by $0.8 million in net proceeds on equipment disposals. The Company's financing activities for the first quarter of fiscal year 2007 represented a source of cash of $20.0 million. Included in these financing activities were (i) $26.0 million in proceeds from borrowings on the acquisition lines

under the Company's credit agreement to fund the growth spending associated with the acquisitions, new bid-in contracts and other new revenue contracts awarded for the 2007 fiscal year, (iii) $3.2 million in net repayments on the revolving lines under the credit agreement, and (v) and $2.7 million in dividend payments made during the first quarter of fiscal year 2007.

At September 30, 2006, debt outstanding under the credit agreement was $47.0 million. The Company had approximately $13.9 million and $30.0 million in borrowings available under the revolving credit facilities and the acquisition loan facilities of the credit agreement, respectively. In addition, at September 30, 2006, outstanding debt included approximately $4.5 million in promissory notes due to former owners and equipment financing, and $80.4 million in Subordinated Notes and Separate Subordinated Notes. The credit agreement has a maturity date of December 21, 2007, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease.

We operate a fleet of approximately 4,300 vehicles as at September 30, 2006, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to fluctuations in market fuel prices. The commodity swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties will be calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The fair value of the fuel hedge that is deferred and unrecognized at September 30, 2006 amounts to a loss of approximately $0.7 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota. The PCI purchase and sale agreement includes a contingent purchase price payment provision related to the award of two additional revenue contracts for services for the upcoming

school year commencing in September 2006. The estimate of this contingent payment has been included in the preliminary purchase price and been reflected as a component of seller debt in the Company's September 30, 2006 balance sheet.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The first contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of IPSs.

Cash Available for Distribution

Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Cash available for distribution may not be comparable to similar measures used by other companies or income trusts. Our cash available for distribution consists of (i) cash flow from operations adjusted for (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, and (c) cash interest expense, less (ii) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (iii) cash interest expense other than cash interest on the IPS Subordinated Notes, and (iv) maintenance capital expenditures. Maintenance capital expenditures primarily represent the

amounts spent on replacement vehicles to maintain the current revenue contract base in place.

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash Available for Distribution for the three months ended September 30, 2006 and 2005 – reconciliation of cash flow from operations to cash available for distribution.

(in 000's, except per unit amounts)		Three Months Ended 9/30/06	Three Months Ended 9/30/05
Cash flows provided by operating activities		$ (8,927)	$ (3,746)
Adjustments:			
Changes in non-cash working capital items		5,178	1,996
Changes in other assets and liabilities		(75)	(296)
Cash interest expense		3,228	2,614
EBITDA		(596)	568
Less:			
Minority interest in cash flow of subsidiaries		(243)	(191)
Interest expense (other than noncash and IPS Subordinated Notes)		(868)	(1,214)
Cash taxes paid		(89)	-
Maintenance capital expenditures		(647)	(4,505)
Cash Available for IPS Distributions	US$	$ (2,443)	$ (5,342)
Cash Available for IPS Distributions	$Cdn	$ (2,891)	$ (6,557)
Cash Available per IPS Unit	$Cdn	$ (0.14)	$ (0.51)
Total IPS Distributions			
Interest on IPS Subordinated Notes	$Cdn	$ 2,796	$ 1,719
Dividends on common shares	$Cdn	2,888	1,711
Total IPS Distributions	$Cdn	$ 5,684	$ 3,430
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 0.27

Cash available for distributions for the three months ended September 30, 2006 is translated into Canadian dollars at a weighted average rate of Cdn $1.1832 to U.S. $1.00. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five

years and 85% of currently anticipated distributions through July 2008. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the first quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. Payments related to these operating leases totaled $0.2 million for the first quarter of the 2007 fiscal year. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the first quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs are made in Canadian dollars. Cash available for distribution to IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions on outstanding IPS units for the three months ended September 30, 2006, aggregated $4.8 million (Cdn $5.7 million). These distributions include dividends on the STA common stock component of the IPS units and interest payments on the Subordinated Notes component of the IPS units. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.2 million for the three months ended September 30, 2006.

Outstanding Share Data

As at September 30, 2006 and November 9, 2006, the Company had 20,745,554 and 20,764,554 IPSs and common shares outstanding, respectively. Each IPS represents one common share of STA Ltd., and Cdn $3.847 principal amount of 14% Subordinated Notes.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks.

The Company has an interest rate hedge contract that caps LIBOR at 3.7% plus the applicable margin per the credit agreement on $31.0 million notional amount of debt, through December 15, 2007. The fair value of the interest rate hedge was $0.6 million at September 30, 2006. At September 30, 2006, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $5.1 million. If STA Holdings had liquidated the contracts and realized a gain, it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the IPSs.

We are also exposed to changes in the market price of fuel in the ordinary course of business. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	2nd Qtr 2005 *Note 1*	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007
Revenues	$ 1,083	$ 31,448	$ 30,207	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116
Net loss	$ (64)	$ (439)	$ (2,090)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)
Net loss per share	$ (0.01)	$ (0.03)	$ (0.16)	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)

Note 1: The 2nd Quarter 2005 is for the period December 21, 2004 to December 31, 2004.

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first quarter of the 2007 fiscal year.

Subsequent Events

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange to purchase up to Cdn $3.0 million of the outstanding 14% subordinated notes as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid, STA intends to acquire up to Cdn $3.0 million principal amount of the 14% subordinated notes in the 12 month period commencing October 19, 2006 and ending October 19, 2007, which figure represents 3.8% of STA's public float. STA intends to fund the purchase of any 14% subordinated notes either through borrowings on its senior credit facility or out of available cash. Any purchase will be made at market prices and the 14% subordinated notes will be cancelled upon their purchase by STA. Shareholders may obtain a copy of the notice filed with the TSX, without charge, by contacting the Company's investor relations at ir@sta-ips.com."

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The critical accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited financial statements for the year ended June 30, 2006. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. There have been no material changes to the critical accounting policies and estimated during the first quarter ended September 30, 2006.

Risk Factors

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for

automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses, regardless of any attempt to mitigate exposures to these operating expenses, or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

The Issuer and the Company are subject to a number of risks in addition to the foregoing. For a description of these risk factors reference should be made to the Company's Annual Information Form dated September 26, 2006, a copy of which can be obtained at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 10, 2006

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 10, 2006.

"Patrick J. Walker"

Title: Chief Financial Officer

For Immediate Release

STUDENT TRANSPORTATION TO HOLD FIRST QUARTER FISCAL 2007 RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – November 8, 2006 – Student Transportation of America, Ltd. ("STA"), (TSX: STB.UN) today announced it will hold a conference call and live audio webcast on **Monday, November 13, 2006 at 12 p.m. (ET)** to discuss its financial results for the first quarter of fiscal 2007 ended September 30, 2006.

A news release announcing Student Transportation's results will be issued after financial markets close on Friday, November 10, 2006.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, Patrick Walker, Chief Financial Officer and David White, President and Chief Operating Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing **416-849-9305** or **1-866-838-4337**. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Monday, November 20, 2006 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and quote the passcode 286468#.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
ir@sta-ips.com

STUDENT TRANSPORTATION OF AMERICA LTD.
Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual Meeting of Student Transportation of America Ltd. (the "Company") held on November 3, 2006.

Matter	Outcome
In respect of the election of the Directors of the Company	Carried by a show of hands
In respect of the re-appointment of the auditor of the Company and the fixing of its remuneration	Carried by a show of hands

STUDENT TRANSPORTATION OF AMERICA LTD.

Per: *"Patrick Walker"*

Name: Patrick Walker
Title: Chief Financial Officer

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE OCTOBER 2006 DISTRIBUTION

Toronto, Ontario – October 20, 2006 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on November 15, 2006 to holders of record of IPSs at the close of business on October 31, 2006.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from October 1 to October 31, 2006, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. and/or subordinated notes of STA ULC separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of

forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit www.sta-ips.com.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Student Transportation of America Ltd., Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

STUDENT TRANSPORTATION OF AMERICA, INC.
SIXTH AMENDMENT
TO AMENDED AND RESTATED CREDIT AGREEMENT

This Sixth Amendment to Amended and Restated Credit Agreement (herein, the *"Amendment"*) is entered into as of September 29, 2006 among Student Transportation of America, Inc. (the *"Borrower"*), Student Transportation of Canada Inc. (the *"Canadian Borrower"*) the Guarantors party hereto, the Lenders party hereto and Harris N.A., as Administrative Agent.

PRELIMINARY STATEMENTS

A. The Borrower, Canadian Borrower, Guarantors and the Lenders entered into a certain Amended and Restated Credit Agreement, dated as of July 29, 2005 (as amended, the *"Credit Agreement"*). All capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

B. The Borrower has requested that the Lenders permit STA ULC to repurchase a portion of the outstanding Subordinated Notes and make certain other amendments to the Credit Agreement and the Lenders are willing to do so under the terms and conditions set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. AMENDMENTS.

Subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement shall be and hereby is amended as follows:

1.1. Section 8.12 of the Credit Agreement is hereby amended by deleting the proviso appearing immediately following clause (v) thereof and inserting in its place the following:

> (vi) The Borrower may pay Dividends to STA Holdings which in turn may pay Dividends to STA ULC to permit STA ULC to repurchase Subordinated Notes in an aggregate principal amount from the Closing Date not to exceed $3,000,000 and otherwise in compliance with Section 8.21 hereof;
>
> *provided further* that immediately prior to and after giving effect to any such (a) Distribution, or redemption and/or repurchase under clauses (ii), (iii), (iv) or (v) above no Event of Default under Sections 9.1(a), (b), (i), (j) or (k) s hall have occurred and be continuing or (b) Dividend and repurchase under clause (vi) above

> no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing.

1.2. Section 8.21 of the Credit Agreement is hereby amended by inserting at the end thereof the following:

> Notwithstanding the foregoing, STA ULC may repurchase a portion of the Subordinated Notes in an aggregate principal amount from the Closing Date not to exceed $3,000,000 *provided* that: (i) immediately prior to and after giving effect to such purchase no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (ii) STA ULC shall immediately upon such purchase cause such Subordinated Notes to be cancelled by the Trustee under the Subordinated Note Indenture.

SECTION 2. CONDITIONS PRECEDENT.

This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors and the Required Lenders.

SECTION 3. REPRESENTATIONS.

In order to induce the Lenders to execute and deliver this Amendment, the Borrower hereby represents to the Lenders that after giving effect to this Amendment as of the date hereof the representations and warranties set forth in Section 6 of the Credit Agreement are and shall be and remain true and correct and the Borrower is in compliance with the terms and conditions of the Credit Agreement and no Default or Event of Default has occurred and is continuing under the Credit Agreement or shall result after giving effect to this Amendment. The Borrower further represents and warrants to the Lenders that the execution and delivery of this Amendment has been duly authorized by all requisite corporate action on the part of the Borrower and that this Amendment has been duly executed and delivered by the Borrower.

SECTION 4. MISCELLANEOUS.

4.1. The Borrower, Canadian Borrower and Guarantors have heretofore executed and delivered to the Administrative Agent, the Collateral Documents. The Borrower, Canadian Borrower and Guarantors hereby acknowledge and agree that the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby; and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, Canadian Borrower and Guarantors thereunder, and the Liens created and provided for thereunder remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.

4.2. Except as specifically amended or consented to herein, the Credit Agreement shall continue in full force and effect in accordance with its original terms. Reference to this specific Amendment need not be made in the Credit Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

4.3. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

4.4. This Amendment may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, all of which taken together shall constitute one and the same agreement. Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original. This Amendment shall be governed by the internal laws of the State of Illinois.

[SIGNATURE PAGE TO FOLLOW]

This Sixth Amendment to Credit Agreement is entered into as the date and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC., as Borrower and Guarantor

By [signature]
Name Patrick J. Walker
Title CFO

STUDENT TRANSPORTATION OF CANADA INC., as Canadian Borrower

By [signature]
Name Patrick J. Walker
Title CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION, L.C., as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
BET-CHA TRANSIT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOL BUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor

By [signature]
Name Patrick J. Walker
Title CFO

HARRIS N.A., in its individual capacity as a U.S. Lender, as L/C Issuer and as Administrative Agent

By [signature]
Name William Thomson
Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION,
as a U.S. Lender

By ______________________
Name Mark E. Blankstein
Title Duly Authorized Signatory

MERRILL LYNCH CAPITAL, a division of Merrill Lynch Business Financial Services, Inc., as a U.S. Lender

By ______________________________
Name Brent Krambeck
Title Assistant Vice President

CIBC INC., as a U.S. Lender

By ______________________

Name Dominic J. Sorresso

Title Executive Director

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender
and Canadian L/C Issuer

By ______________________________

Name ______________________________

Title ______________________________

CANADIAN IMPERIAL BANK OF COMMERCE, as
a Canadian Lender

By ______________________
Name Chint Kulkarni
Title Director

By ______________________
Name PETER A. MASTROMARINI
Title EXECUTIVE DIRECTOR

GE CANADA FINANCE HOLDING COMPANY,
as a Canadian Lender

By [signature]
Name Ellis Gaston
Title Duly Authorized Signatory

MERRILL LYNCH CAPITAL CANADA, INC., as a Canadian Lender

By ____________________
Name Brent Kramback
Title Assistant Vice President

Computershare

Investor Services
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

October 11, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorite des marches financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Student Transportation of America Ltd. (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on October 10, 2006 to the registered holders of Income Participating Securities and Common Shares of the Corporation:

1. Notice of Annual Meeting of Shareholders and Management Information Circular
2. Proxy
3. Annual Report 2006
4. Return Envelope

We also confirm that copies of the above-mentioned materials together with a Supplemental Mailing List Return Card were sent by overnight courier on October 10, 2006 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.
Agent for Student Transportation of America Ltd.

416-263-9410 (Phone)
416-981-9800 (Fax)

/ms

Student Transportation of America

Student Transportation Announces TSX's Approval to Separately List Income Participating Security Common Shares and Subordinate Notes

Listings Will Enable Flexible Investing Options

Toronto, Ontario, September 29, 2006 – Student Transportation of America Ltd. and Student Transportation of America ULC (collectively, "STA") announced today that the Toronto Stock Exchange ("TSX") has agreed to separately list and post for trading the common shares of Student Transportation of America Ltd. and the 14% subordinate notes of Student Transportation of America ULC.

The common shares and subordinate notes will commence trading on the TSX on Tuesday, October 3, 2006.

The common shares and subordinate notes are currently listed and posted for trading on the TSX as an income participating security ("IPS"), which trades under the stock symbol STB.UN and represents one common share of Student Transportation of America Ltd. and $3.847 of principal amount of 14% subordinated notes of Student Transportation of America ULC. The IPSs will continue to be listed and posted for trading.

"We are pleased that the TSX has approved the separate listing and trading of the shares and the notes, which we believe will make it easier for our investors to invest in STA's securities," said Denis J. Gallagher, Chairman and Chief Executive Officer of Student Transportation. "We have always considered the eventual unclipping and separate trading of the equity and note components of the IPS, so this is a natural evolution for the IPSs."

The common shares will trade on the TSX under the symbol STB. The board lot for the common shares will be set at 100 shares. BMO Nesbitt Burns Inc. has agreed to be the market maker for the common shares.

The 14% subordinate notes will trade on the TSX under the symbol STB.DB. The notes will be quoted in multiples of $100 principal amount with a board lot being $1,000 principal amount of notes. In accordance with the note indenture, interest will continue to be paid monthly. The notes will trade on an "interest flat" basis (as opposed to an "accrued interest" basis), such that the holder of notes on the record date will be entitled to the full monthly interest payment (and not a pro rata portion to the extent the holder held the notes for less than the full month). Accordingly, buyers and sellers of the notes must include any accrued interest in their bid and ask prices, together with the principal

portion of the notes. There will not be a market maker for the notes; however, several investment banks have committed to facilitate the trading of the debt.

Student Transportation anticipates that the separate listing and posting for trading of the common shares and notes will result in an increased number of holders separating their IPSs into common shares and notes. In this context, Student Transportation wants to highlight to investors a minor administration issue with separating the IPSs. Because of the configuration of the system at Canadian Depository for Securities Inc. ("CDS"), it is not possible at this time to record a holding of notes to the extent that the principal amount includes any fraction of a dollar – rather, the system may round the amount downward to the closest dollar. By way of example, if an investor holds 1,500 IPSs, that investor will be entitled, upon separation, to receive 1,500 common shares and $5,770.50 principal amount of notes; however, the investor will only receive $5,770 principal amount of notes because of the configuration of the system at CDS, thereby forgoing $0.50. STA does not believe that this administrative issue will be meaningful in the context of the investment by the majority of holders of IPSs. STA will take steps to ensure that this administrative issue will not impact the ability of a holder of the appropriate number of common shares and subordinate notes from being able to combine the securities to form an IPS.

Profile
Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com.**

Forward-Looking Statements
This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward

looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by management of Student Transportation of America Ltd. (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual meeting (the "Meeting") of Shareholders to be held on November 3, 2006 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario at 10:00 a.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated September 26, 2006 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints DENIS GALLAGHER or, failing him, PATRICK WALKER (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐☐ or WITHHOLD FROM VOTING ON ☐** the election of members of the board of directors;

2. **VOTE FOR ☐☐ or WITHHOLD FROM VOTING ON ☐** the re-appointment of Ernst & Young LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration; and

DATED this _______ day of ________________________, 2006.

____
Name of Shareholder

____
Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** Management of the Issuer presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by or on behalf of management of the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

Student Transportation of America®

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 3, 2006

September 26, 2006

Student Transportation of America®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Friday, the 3rd day of November, 2006, at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2006, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Issuer;

3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 26th day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

STUDENT TRANSPORTATION OF AMERICA LTD.

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation of proxies by or on behalf of management of Student Transportation of America Ltd. (the "**Issuer**") for use at the annual meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Issuer to be held on the 3rd day of November, 2006 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario commencing at of 10:00 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this information circular.

The information contained herein is given as at September 26, 2006, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this information circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. **A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer.**

Computershare Trust Company of Canada (the "**Agent**") holds the Common Shares represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative written revocation of any such previous instructions. At the Meeting, the IPS Holder (or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question or proposition. Together with this information circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on November 1, 2006, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and

completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted: (a) FOR the election of the seven nominees to the board of directors listed under the heading "Matters to be Considered at the Meeting - Election of Directors" and (b) FOR the appointment of Ernst & Young LLP as auditors of the Issuer and the fixing of the remuneration of the auditors.**

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this information circular, the directors of the Issuer (the "**Directors**") know of no such amendments, variations or other matter.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Issuer (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of The Canadian Depository for Securities Limited ("**CDS**") or its nominee and not in the Beneficial Holder's own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a

Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 20,764,554 Common Shares outstanding. All of the outstanding Common Shares underlying IPSs are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on September 18, 2006, the record date established for the notice of the meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent such Shareholder has transferred any such Common Shares after the record date and the transferee of such Common Shares establishes ownership thereof and makes a written demand to the Corporate Secretary, not later than 10 days before the date of the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares.

To the knowledge of the Directors, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares other than Sentry Select Capital Corp. ("**Sentry Select**"), whose managed client accounts held, in the aggregate, 2,889,400 IPSs and underlying Common Shares as at July 31, 2006, representing approximately 13.915% of the total IPSs outstanding. Sentry Select acts as an investment manager on behalf of its mutual funds or other managed client accounts, and does not have any beneficial ownership of the IPSs.

MATTERS TO BE CONSIDERED AT THE MEETING

1. Election of Directors

The number of directors to be elected at the Meeting has been fixed at seven. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed. Each director will also serve on the board of directors of Student Transportation of America Holdings, Inc. ("**STA Holdings**" or the "**Company**") and Student Transportation of America ULC, each of which is a direct or indirect subsidiary of the Issuer. John Crow will not be standing for re-election.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as directors. Biographies for the Directors, which include a summary of each Director's principal occupation and employment within the five preceding years, are set out at pages 54 to 58 of the Issuer's annual

information form dated September 26, 2006 (the "**AIF**"). The AIF can be found under the Issuer's profile at www.sedar.com. Upon request, the Issuer will provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Place of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over IPSs (1)
Victor Wells (3)(5)(7) Ontario, Canada	Corporate Director	September 2006	0
George Rossi (3)(5) Quebec, Canada	Corporate Director	October 2004	30,000
David Scopelliti (3)(5) Connecticut, United States	Managing Director – Corporate Development and Client Service, PCG Asset Management	October 2004	0
Irving Gerstein (2)(3)(5) Ontario, Canada	Corporate Director	October 2004	2,000
Kenneth Needler (2)(6) Ontario, Canada	Corporate Director	September 2004	0
Denis Gallagher (4) (6) New Jersey, United States	Chief Executive Officer of the Issuer	September 2004	0
David White(6) Pennsylvania, United States	Chief Operating Officer of the Issuer	October 2004	0

Notes:

1. The information as to IPSs beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been furnished by the respective nominees individually.
2. Member of Compensation, Nominating and Corporate Governance ("**CNCG Committee**") of STA Holdings.
3. Members of the Audit Committee of the Issuer and STA Holdings.
4. Chairman of the board of directors of the Issuer.
5. Independent Director.
6. As of June 30, 2006, Messrs. Needler, Gallagher and White beneficially own 17,317, 279,161 and 13,613, respectively, of the issued Class B common shares of STA Holdings, representing 1.8%, 28.5% and 1.4%, respectively, of the outstanding Class B common shares of STA Holdings.
7. Victor A. Wells is a Trustee of Canada Cartage Diversified Income Fund and chairs the Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July, 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is currently Vice Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells was the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the *Companies' Creditors Arrangement Act* in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

2. Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP, Chartered Accountants, be appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Issuer since December 9, 2004. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint Ernst & Young LLP as auditors of the Issuer and authorize the Directors to fix their remuneration.**

3. Financial Statements

The annual report, the financial statements of the Issuer for the fiscal year ended June 30, 2006 and the Auditors' Report thereon accompanying this information circular will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid during the 2006, 2005, and 2004 financial years to the individuals who were, at June 30, 2006, the Chief Executive Officer and Chief Financial Officer of the Issuer and the other most highly compensated executive officers of the Issuer or the Company (collectively, the "**Named Executive Officers**").

		Annual Compensation			Long Term Compensation
Name and Principal Position	**Year**	**Salary (US$)**	**Bonus (US$)**	**Other Annual Compensation (US$)**	**Shares Subject to Resale Restrictions (US$)**
Denis Gallagher	2006	409,500	0	19,608(2)	658,155(6)
Chief Executive Officer	2005	390,750	175,000	19,608	–
	2004	320,833	175,000	19,608	–
Patrick Walker	2006	240,000	80,000	13,080(3)	34,400(6)
Chief Financial Officer	2005	198,333	75,000	13,080	–
	2004	191,667	35,000	13,080	–
David White (1)	2006	331,250	0	37,358(4)	12,983(6)
Chief Operating Officer	2005	75,000(1)	0	2,250	–
	2004	–(1)	–(1)	–(1)	–
Christopher Harwood	2006	165,376	50,000	13,481(5)	34,400(6)
Vice President, Finance	2005	158,550	50,000	12,180	–
	2004	150,333	35,000	12,180	–

Notes:

1. Mr. White commenced his duties as President and Chief Operating Officer effective July 1, 2005. Fiscal 2005 salary covers the period from April 1, 2005 to June 30, 2005, inclusive.
2. Includes car allowance of US$9,000 and life insurance premiums of US$10,608.
3. Includes car allowance of US$7,800 and life insurance premiums of US$5,280.
4. Includes life insurance premiums of US$21,900 and automobile allowance of US$9,000.
5. Includes car allowance of US$8,201 and life insurance premiums of US$5,280.
6. Represents the value of EIP Shares granted to the Named Executive Officer in the fiscal year ended June 30, 2006. During such period 95,662, 5,000, 1,887 and 5,000 EIP Shares were issued to Messrs. Gallagher, Walker, White and Harwood, respectively. For a description of the EIP see "Report on Executive Compensation".

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth details of the Issuer's equity compensation plan as at the end of the Issuer's fiscal year ended June 30, 2006:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	--	--	372,050 Class B – Series 2 shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Employment Agreements

Messrs. Gallagher, Walker, White and Harwood have each entered into employment agreements with the Company providing for, among other things, an annual base salary, bonus eligibility provisions and certain perquisites. Unless otherwise specified, each of these agreements remains in effect until terminated by either party pursuant to its terms.

The employment agreement with Mr. Gallagher is for a three year term commencing on the first day of fiscal 2006 and provided for a base salary of US$409,500 per annum in fiscal 2006. Mr. Gallagher proposed to the CNCG Committee that he receive no increase in his salary for fiscal 2007. The employment agreement with Mr. Gallagher also provides for an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors. Pursuant to his employment agreement, 95,662 Class B, Series Two Common Shares of STA Holdings were granted to Mr. Gallagher in fiscal 2006, 153,717 shares were granted to Mr. Gallagher to date in the 2007 fiscal year, and further grants are scheduled during the 2008 fiscal year and the 2009 fiscal year. Mr. Gallagher's agreement provides that he is entitled to severance payments payable over a 36 month period equal to three times his annual base salary in effect at the time and three times the amount of the average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is (i) by the Company without Cause as defined therein, (ii) on the expiration date of the agreement due to the Company's failure to renew or (iii) by Mr. Gallagher for "Good Reason" as defined therein. If any such termination occurs within 24 months after a "Sale of the Company", as defined therein, the agreement provides that the severance payment shall be paid in a lump sum instead of instalments. Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of the Company, which are applicable for a period of three years following termination of his employment for whatever reason, and which provide for cessation and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants.

The employment agreement with Mr. Walker provides for a base salary of US$285,000 per annum effective September 1, 2006, with a bonus structure tied to the performance of the Company and personal achievement goals

that could amount to a maximum of 40% of his base salary. Mr. Walker's employment agreement provides that he will be entitled to receive an amount equal to 12 months' salary in the event of a termination of employment by the Company without cause, or upon: (i) a "Change in Control" of the Company as defined therein, (ii) the liquidation, consolidation or merger of the Company with another entity; or (iii) a sale of all or substantially all of the Company's assets.

The employment agreement with Mr. White provides for a base salary of US$340,000 per annum effective September 1, 2006, with an annual bonus structure tied to performance criteria, based upon terms and conditions to be determined by the CEO, with input from the CNCG Committee, each year that could amount to a maximum of 50% of his base salary. Mr. White's employment agreement provides that he will be entitled to receive an amount equal to his base salary and the average annual bonus payment he received during the previous three years if his employment is terminated (i) by the Company without "Cause" as defined therein, (ii) upon a "Change in Control" of the Company as defined therein, or (iii) upon Mr. White's death or disability, provided, however, that if his employment is terminated within 120 days following a "Change of Control", he shall be instead paid a lump sum payment upon termination equal to three times his base salary and an average of his last three annual bonus awards. Additionally, Mr. White is bound by non-competition, non-solicitation and non-disparagement covenants for a period of one year following termination of his employment for whatever reason.

Mr. Harwood's agreement with the Issuer provides for a base salary of Cdn$224,540 per annum effective September 1, 2006, and a discretionary bonus.

COMPOSITION OF THE COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

For the year ended June 30, 2006 the CNCG Committee of STA Holdings consisted of directors of the Issuer Mr. Crow (committee chairman) and Mr. Needler, who was appointed on December 8, 2005, as well as Robert Reilly and Charles Grace, both of whom are members of the board of STA Holdings. Mr. Needler resigned as Chief Operating Officer of STA Holdings on June 30, 2005. On September 21, 2006, Mr. Gerstein replaced Mr. Crow as the Committee Chairman.

REPORT ON EXECUTIVE COMPENSATION

Compensation Policy

The objectives of the Issuer and STA Holdings with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain highly qualified executives and to motivate key executives to contribute to the interests of the Issuer and the Company. These objectives are to be met by the two principal components of the executive compensation package: (a) an annual component comprising salary and performance bonus; and (b) a long term component based on the Equity Incentive Plan described below. The bonus programs of the Company are designed to assist in attracting, retaining and motivating key personnel by tying a significant portion of their incentive compensation directly to the achievement of key personal goals, as well as strategic, financial and operational objectives that are critical to ongoing growth and profitability of the Company. These programs are intended to result in the Issuer exceeding its per-IPS distribution targets.

The overall compensation of the Chief Executive Officer and the Chief Financial Officer is based on the following factors and criteria: (a) comparison with compensation of senior officers of similar issuers; (b) performance of the Issuer and the Company; and (c) performance and contribution of the Chief Executive Officer, the Chief Financial Officer and other officers of the Company.

Bonuses were paid to certain senior officers and certain management personnel of the Company in the 2006 year. Such bonuses were paid with reference to the following considerations: each officer's performance and contribution to the success of the part of the Company's business that the officer is responsible for, as well as the of the Company's overall performance. In some cases, employment agreements with such senior officers and management personnel provided for the payment of a bonus. The payment of bonuses allows the Issuer and the Company to provide an incentive tied to corporate goals and recognize as well the individual achievements of key personnel.

On November 10, 2005, the board of directors of STA Holdings adopted an Equity Incentive Plan ("**EIP**"), which is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates with those of the holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company's employees, officers and consultants. The Shareholders approved the EIP at the annual and special meeting of the Issuer on December 8, 2005.

Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B, Series Two common shares of STA Holdings ("**EIP Shares**"), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of EIP Shares are subject to forfeiture and are non-transferable if the participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions).

The EIP also provides for the issuance to participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as "**Awards**").

Under the EIP, a maximum of 717,747 common shares (representing 3.2% of the currently issued common shares of STA Holdings) are available to be issued in connection with Awards, including in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such Shares, the Shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP. The CNCG Committee of STA Holdings has to date approved aggregate awards of 423,622 EIP Shares to a total of 18 participants. In connection with these grants of shares, an aggregate 77,925 shares were withheld at the election of the Participants to satisfy tax withholdings on these grants. As such, 345,697 shares related to these grants remain outstanding as at August 31, 2006 (representing 1.6% of the issued common shares of STA Holdings). Further awards totalling 289,140 EIP Shares (representing 1.3% of the issued common shares of STA Holdings) are expected to occur during the 2008 fiscal year and the 2009 fiscal year.

During fiscal 2006, two outside compensation advisors were retained to assist the CNCG Committee in implementing steps necessary to determine certain compensation elements for the Company's officers. Those two advisors were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP (the "**Advisors**"). The mandate for the Advisors was to: (i) assess the long-term incentive plan ("**LTIP**") proposed as part of the Issuer's initial public offering of IPSs in order to assess whether that plan had the attributes to sufficiently align the interests of key officers and employees with those of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; (ii) review and assess the overall compensation package of the Issuer's CEO as it compares to the total compensation of senior officers of similar companies or trusts; and (iii) assuming that either the proposed LTIP plan in (i) or the compensation package in (ii) were found to be inadequate, to make recommendations for redesign.

In reviewing and assessing the compensation package of the Issuer's CEO, the Advisors examined numerous comparable companies and income trusts both within the transportation industry and otherwise, in order to assess for the Committee an appropriate salary and short term incentive level for the CEO. The Advisors also provided advice to the Committee on recent trends in employment agreement documentation including enhanced protections and remedies for the employer party, and many of those terms were included in the CEO's agreement. The employment agreement entered into with the CEO provides for, among other things, an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors.

The Advisors also scrutinized the design of long term incentive programs at various comparable entities, and made recommendations to the Committee regarding the long term component of incentives for the CEO and other senior officers. In collaboration with the Advisors, a new agreement with the CEO was negotiated by the Committee and that agreement that was entered into on November 1, 2005. See "Executive Compensation – Employment

Agreements". The Advisors also concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of, qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the proposed LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents. The Advisors' recommendations in this regard led to the design, formation and adoption, by the Committee and Board, of the EIP.

This report is submitted by: John Crow (Committee Chairman for fiscal 2006), Kenneth Needler, Robert Reilly and Charles Grace.

Indebtedness of Directors and Officers

For the year ended June 30, 2006, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative return to IPS Holders for $100 invested in IPSs of the Issuer (assuming the reinvestment of distributions) with the total cumulative return of the S&P/TSX Composite Index for the period from December 21, 2004 to June 30, 2005, and from July 1, 2005 to June 30, 2006.



$140
$130
$120
$110
$100
$90
$80
December 21, 2004
June 30, 2005
June 30, 2006
Student Transportation of America Ltd.
S&P/TSX Composite Total Return Index

AUDIT COMMITTEE AND AUDITOR'S FEES

The Audit Committee of the Issuer and the fees payable to the Auditors of the Issuer are set out in pages 60 and 61 of the Issuer's annual information form, available under the Issuer's profile at www.sedar.com, and such information is incorporated by reference herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company utilizes Coast Cities Truck Sales, Inc. ("**Coast Cities**"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of Denis Gallagher, the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. Amounts paid by the Company to Coast Cities were US$300,000 and US$21,000 for the fiscal year ended June 30, 2006 and for the 192-day period ended June 30, 2005, respectively.

The Company utilizes Reilly Partners Inc. ("**Reilly Partners**"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the US operating company. The Company paid US$100,000 to Reilly Partners during the 2006 fiscal year for executive search services.

COMPENSATION OF DIRECTORS

Compensation for non-management directors of the Issuer and STA Holdings is US$20,000 per year and US$1,500 per meeting for attending board or committee meetings in person. Directors receive US$500 for attending meetings by phone. The lead director receives additional remuneration of US$10,000 per year as compensation for his duties as lead director and for chairing a committee, and the Audit Committee chair receives additional remuneration of US$5,000 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. The Directors also participate in the insurance arrangements described below.

DIRECTORS' AND OFFICERS' INSURANCE

The Issuer has obtained a policy of insurance for directors and officers of the Issuer and for the directors and officers of its subsidiaries. The initial aggregate limit of liability applicable to the insured directors and officers under the policy is US$20 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer and any of its subsidiaries. The total limit of liability is shared among the Issuer and its subsidiaries and their respective directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective directors and officers. The current annual premium under this policy is US$267,000.

* * * * *

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Issuer believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making. As such, directors of the Issuer are committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the "**OSC**") has adopted various guidelines which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The boards of the Issuer and STA Holdings have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1. Board of Directors

(a) The independent members of the board of directors of the Issuer are George Rossi, David Scopelliti, John Crow, Victor Wells and Irving Gerstein. Mr. Crow will not stand for re-election to the board of directors at the meeting. Victor Wells was appointed to the board of directors effective September 21, 2006.

(b) The non-independent directors are Denis Gallagher, who is the Chief Executive Officer of the Issuer, David White, who is the Chief Operating Officer of the Issuer, and Kenneth Needler, who was previously the Chief Operating Officer of the Issuer and who retired on June 30, 2005.

(c) Five of the eight members of the board of directors of the Issuer are independent, while two members (Denis Gallagher and David White) are current officers of the Company and Ken Needler is a former officer of the Company.

(d) The independent directors (John Crow, George Rossi, David Scopelliti, Victor Wells and Irving Gerstein) also serve as directors on boards of several other corporations. John Crow serves on the boards of Barrick Gold Corporation, Rockwater Capital Corporation, OFI Income Fund, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Canadian Tire Bank, and Lawrence Enterprise Fund. George Rossi serves on the boards of several public and private entities including Spectra Premium, Dolan Media, OFI, and Radio Nord Communications, and serves on the investment valuation committee of Investissements Desjardins. David Scopelliti currently serves as Vice Chairman of the Institutional Limited Partners Association and has previously served on the board of directors of the Mallon Global Security Fund, Security Alarm Financing Enterprises, and Marlin Financial Corp. Irving Gerstein also serves as a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Victor Wells also serves as a director and Chairman of the Audit Committee of Canada Cartage Diversified Income Fund.

(e) Independent directors hold regularly scheduled meetings at which members of management are not in attendance. Since July 1, 2005, the independent directors held seven of such meetings.

(f) The chairman of the board of directors, Denis Gallagher, is the Chief Executive Officer of the Issuer. On September 21, 2006, Irving Gerstein replaced John Crow as the independent lead director. His responsibilities include reviewing and commenting on the agendas for meetings of the board of directors, acting as a liaison between the independent directors and management and leading the independent sessions of the independent directors.

(g) The following table sets forth the number of board meetings held and attendance by directors during the fiscal year ended June 30, 2006:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)
John Crow	9 of 9
George Rossi	9 of 9
David Scopelliti	8 of 9
Irving Gerstein	8 of 9
Kenneth Needler	8 of 9
Denis Gallagher	9 of 9
David White	9 of 9

2. Board Mandate

The board of directors' mandate is included as Schedule A to the circular.

3. Position Descriptions

Position descriptions for the Lead Independent Director (the "**Lead**") of the board, the chair of the Audit committee, and the Chairman and CEO of the Issuer are found at sections 3, 4 and 5 of the Issuer's Board Mandate included as Schedule A to the circular, and are as follows:

(a) **Responsibilities of Lead Independent Director:**

(i) expected to attend and monitor the content and conduct of meetings of the board of directors of the Issuer and securityholders of the Issuer;

(ii) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Lead shall not have the right or entitlement to bind the Issuer in his or her capacity as Lead;

(iii) provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(iv) ensure all Board members are distributed minutes, once approved, of all board and committee meetings;

(v) ensure that the board of directors understands the boundaries between board and management responsibilities; and

(vi) ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present.

(b) **Responsibilities of Audit Committee Chair:**

(i) act as a liaison between the Audit Committee and the board of directors of the Issuer;

(ii) act as a liaison between the Audit Committee and senior management of the Issuer;

(iii) act as a liaison between the Audit Committee and the Issuer's internal and external auditors;

(iv) report to the board of directors on the activities of the Audit Committee;

(v) recommend procedures to enhance the effectiveness of the Audit Committee; and

(vi) chair meetings of the Audit Committee.

(c) **Responsibilities of the Chairman and Chief Executive Officer:**

(i) to attend, and chair, the meetings of the board of directors of the Issuer and securityholders of the Issuer (other than the annual meeting of securityholders);

(ii) to provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(iii) to manage and supervise the affairs of the Issuer, and initiate and co-ordinate the strategic planning process for the Issuer and recommend to the board of directors goals for the business of the Issuer and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(iv) to report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfill its statutory and other legal obligations on a timely basis;

(v) to assist in the development of policies of the board of directors regarding the public disclosures of the Issuer;

(vi) to develop and seek the board of directors' concurrence for plans for management development and succession in all key positions and then implement such plans;

(vii) to review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of STA Holdings, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(viii) to assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

4. Orientation and Continuing Education

Management, working with the board of directors, has embarked upon a process to provide orientation opportunities for new directors to familiarize them with the Issuer and its business. All new directors participate in an active orientation program soon after the date on which he or she first joins the board of directors, and are provided with a package of written materials to educate them as to the role of the board, its committees, and its directors. To date, a majority of the Issuer's independent directors have visited operating school bus facilities of the Company to obtain an understanding of the operations, maintenance and staffing issues that are key drivers to the Company's success. A majority of the directors have also attended the Issuer's corporate headquarters in Wall, New Jersey for meetings, a visit with staff and a tour of that office's operations. In addition to operational orientation, management has and will continue to provide periodic presentations for the board of directors to ensure they are aware of major business trends, industry practices and competitor activity as and when required. In addition, the CNCG Committee of STA Holdings has assessed the need for continuing education programs for the board and has implemented a system of providing regular educational data and appropriate publications to the board at regular intervals.

5. Ethical Business Conduct

On September 21, 2006, the board adopted an amended written code of conduct and ethics for the Issuer (the "**Code**"), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code addresses the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

To ensure directors of the Issuer exercise independent judgement, in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the board of directors follows a practice whereby any such board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.

The board is responsible for monitoring compliance with the Code, as well as the Issuer's Audit Committee "Whistleblower Policy". Any person can report complaints or concerns, which may be on an anonymous basis, arising from infractions of these two policies by contacting National Hotline Services ("**NHS**"). The Issuer has retained NHS for the purpose of providing a toll-free number so that such complaints or concerns can be registered. The toll-free number is provided in these policy documents, as posted on the Issuer's websites. NHS forwards any such concerns it receives on a prompt basis to the chairman of the Audit Committee or the CNCG Committee, as applicable.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Issuer's directors or executive officers are to be granted by the board of directors only (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation.

The Code is posted on the Issuer's investor website www.sta-ips.com as well as its primary website www.ridesta.com.

6. Nomination of Directors

The board of STA Holdings has appointed a Compensation, Nominating and Corporate Governance Committee currently composed of four independent directors and one 'non-independent' director, Mr. Needler. The majority of committee members are independent. The board feels that the CNCG Committee can act independently, notwithstanding that Mr. Needler is a former officer of STA Holdings. Specifically, a majority of the members of the CNCG Committee are independent directors and Mr. Needler has not been an officer since June 30, 2005. Due to his industry experience, it was determined that Mr. Needler's input would be valuable to the CNCG Committee.

The CNCG Committee charter clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties, subject to the approval of the independent directors.

The Compensation, Nominating and Governance Committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting

of shareholders. In making its recommendations, the Compensation, Nominating and Governance Committee considers:

(a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;

(b) the competencies and skills that the board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

7. Compensation

The Compensation, Nominating and Governance Committee is also responsible for:

(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the board with respect to the CEO's compensation level based on this evaluation;

(b) making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.

During fiscal 2006, two outside compensation advisors were retained to assist the CNCG Committee in implementing steps necessary to determine certain compensation elements for the Company's officers. Those two advisors were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP (the "**Advisors**"). The mandate for the Advisors was to: (i) assess the long-term incentive plan ("**LTIP**") proposed as part of the Issuer's IPO in order to assess whether that plan had the attributes to sufficiently align the interests of key officers and employees with those of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; (ii) review and assess the overall compensation package of the Issuer's CEO as it compares to the total compensation of senior officers of similar companies or trusts; and (iii) assuming that either the proposed LTIP plan in (i) or the compensation package in (ii) were found to be inadequate, to make recommendations for redesign.

In reviewing and assessing the compensation package of the Issuer's CEO, the Advisors examined numerous comparable companies and income trusts both within the transportation industry and otherwise, in order to assess for the Committee an appropriate salary and short term incentive level for the CEO. The Advisors also provided advice to the Committee on recent trends in employment agreement documentation including enhanced protections and remedies for the employer party, and many of those terms were included in the CEO's agreement. The Advisors also scrutinized the design of long term incentive programs at various comparable entities, and made recommendations to the Committee regarding the long term component of incentives for the CEO and other senior officers. In collaboration with the Advisors, a new agreement with the CEO was negotiated by the Committee and that agreement that was entered into on November 1, 2005. See "Executive Compensation – Employment Agreements". The Advisors also concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of, qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the proposed LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents. The Advisors' recommendations in this regard led to the design, formation and adoption, by the Committee and Board, of the EIP.

8. Other Board Committees

The Issuer and STA Holdings have no Committees other than the Audit Committee and the CNCG Committee.

9. Assessments

The CNCG Committee is responsible for the regular assessment of the effectiveness of the board of Directors as a whole, the committees of the board of directors and the contributions of individual directors. The CNCG Committee resolved during fiscal 2006 that a general Board Effectiveness Survey should be conducted, as well as full individual director assessments of each member of the board and the Chairman by other members. During the latter part of the fiscal year, survey forms were created, distributed, and completed by all members. The Board Effectiveness Survey was compiled and analyzed by the independent lead director who reported all results to the board. The individual director assessments were compiled and analyzed by an independent firm, which then provided all results to the Chairman, except for the Chairman's individual results. The Chairman is in the process of discussing all member results with each member. The results concerning the Chairman were summarized by the independent firm in a synopsis document and sent to the independent lead director who reported these results to the board then discussed them with the Chairman. The CNCG Committee and the Board resolved to repeat the foregoing process each fiscal year.

OTHER BUSINESS

The Directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer's annual information form, is available under the Issuer's profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this information circular to the Shareholders have been approved by the Board of Directors of the Issuer.

DATED as of September 26, 2006

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Student Transportation of America Ltd. ("**STA**"). The board of directors of STA is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of STA with the highest standards of ethical conduct and in the best interests of the shareholders of STA.

1. Composition

The board of directors shall be composed of between 3 and 20 individuals, the majority of whom will be Canadian residents. The board of directors also shall be constituted with a majority of individuals who qualify as "independent directors" as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.

2. Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of STA and in that regard shall be specifically responsible for:

(a) supervising the activities of STA, including acting for, voting on behalf of and representing the Issuer as a holder of common shares in Student Transportation of America Holdings, Inc. ("**STA Holdings**");

(b) adopting a strategic planning process and evaluating and approving a strategic plan for the upcoming year that takes into account, among other things, the opportunities and risks of STA's business;

(c) reviewing, on at least an annual basis, a budget for STA;

(d) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and the Chief Financial Officer of STA and that such officers create a culture of integrity throughout the organization, as well as satisfying itself that the Chief Executive Officer is assessing the integrity of the other senior officers of STA and its subsidiaries;

(e) the identification of the principal risks of STA's business and ensuring the implementation of appropriate systems to manage these risks;

(f) ensuring that STA has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;

(g) succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointing, training, and monitoring of senior management);

(h) adopting a communication policy that enables STA to communicate effectively and addresses how STA interacts with all of its stakeholders, including analysts and the public, contains measures for STA to avoid selective disclosure and is reviewed at such intervals or times as the board of directors deems appropriate;

(i) monitoring STA's internal control and management information systems;

(j) establishing and maintaining a standing audit committee of the board of directors (the "**Audit Committee**");

(k) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board of directors deems appropriate;

(l) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the annual, interim and any other publicly announced financial information of STA;

(m) developing STA's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to STA;

(n) implementing a process for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors;

(o) implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size that facilitates effective decision-making;

(p) implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(q) meeting regularly with management to receive reports respecting the performance of STA, new and proposed initiatives, STA's business and investments, management concerns and any areas of concern involving STA; and

(r) meeting regularly without management and non-independent directors.

The board of directors is responsible for the review of, with the CEO and senior management, STA's ongoing strategic planning process, and approving the goals of the business and the strategies and policies with which it is managed.

The board of directors will also strive to implement a predictable and regular annual budgeting process with regard to its own costs, with the Chairman and each Committee Chair estimating for management the annual meeting requirements at the start of each year, together with the related costs thereof, then endeavouring to work within the budgets arrived at.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of STA. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

3. Lead Independent Director of the Board

The board of directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a "lead independent director" appointed by the board of directors from its independent members. The "Lead" referred to herein shall be the Lead Independent Director.

The Lead shall assume the role and responsibilities set out below:

(a) the Lead shall be expected to attend and monitor the content and conduct of meetings of the board of directors of STA and Chair the annual meeting of the securityholders of STA;

(b) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of STA. The Lead shall not have the right or entitlement to bind STA in his or her capacity as Lead;

(c) the Lead shall provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(d) the Lead shall ensure that the board of directors understands the boundaries between board and management responsibilities; and

(e) the Lead shall ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors' relationship with management to a committee of the board of directors.

4. Responsibilities of Audit Committee Chair

The responsibilities of the Audit Committee chair include:

(a) acting as a liaison between the Audit Committee and the board of directors of STA;

(b) acting as a liaison between the Audit Committee and senior management of STA;

(c) acting as a liaison between the Audit Committee and STA's internal and external auditors;

(d) reporting to the board of directors on the activities of the Audit Committee;

(e) recommending procedures to enhance the effectiveness of the Audit Committee; and

(f) chairing meetings of the Audit Committee.

5. Responsibilities of the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer of STA will:

(a) be expected to attend, and Chair, the meetings of the board of directors of STA and securityholders of STA (other than the annual meeting of securityholders);

(b) provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(c) manage and supervise the affairs of STA, and initiate and co-ordinate the strategic planning process for STA and recommend to the board of directors goals for the business of the STA and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(d) report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

(e) assist in the development of policies of the board of directors regarding the public disclosures of STA;

(f) develop, and advise the board of directors' in regard to, plans for management development and succession in all key positions;

(g) review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the STA Holdings, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(h) assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

6. Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(a) dividends;

(b) acquisitions/dispositions over such size threshold as the directors should determine from time to time;

(c) related party transactions;

(d) the public dissemination of STA's financial results;

(e) the issuance or repurchase of securities of STA;

(f) the terms of reference of committees of the board of directors; and

(g) any other matter that would give rise to a "material change" to STA.

The foregoing list is intended to provide guidance on particular matters requiring board approval, but is not intended to be an exhaustive list.

7. Measures for Receiving Shareholder Feedback

All publicly disseminated materials of STA shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a regular basis.

8. Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one prior to the issuance of the annual financial results of STA. A quorum for the meetings shall be a majority of the directors then holding office.

9. Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

10. Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

11. Telephone Board Meetings

(a) A director may participate in a meeting of the board of directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

(b) While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations.

12. Expectations of Management

The CEO and other senior officers shall be required to report to the board of directors regarding the performance of STA, new and proposed initiatives, management's concerns and any other matter the board or its Lead may deem appropriate. In addition, the board expects the CEO and other senior officers to promptly report to the Lead and any applicable committee chair any developments, changes, transactions or proposals which in any of those cases would have a significant impact on the business or prospects of STA.

13. Orientation and Continuing Education

Management, working with the board of directors, will provide an orientation and education program for new directors to familiarize them with STA and its business. All new directors will participate in this program, which should be completed within four months of a director first joining the board of directors. In addition, management will schedule periodic presentations for the board of directors to ensure they are aware of major business trends and industry practices as and when required.

APPENDIX A - POLICY OF PRACTICES FOR DIRECTORS

1. Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(a) advise the Chairman as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(b) advise the Chairman as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c) attend a meeting by conference telephone if unable to attend in person.

2. Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the lead director and/or the Chief Executive Officer of STA and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3. Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a) be candid and forthright;

(b) not be reluctant to express views contrary to those of the majority;

(c) be concise and, in most circumstances, respect the time constraints of a meeting; and

(d) be courteous to and respectful of other directors and guests in attendance.

4. Personal Conduct

Directors are expected to:

(a) exhibit high standards of personal integrity, honesty and loyalty to STA;

(b) project a positive image of STA to news media, the financial community, governments and their agencies, securityholders and employees;

(c) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(d) disclose any potential conflict of interest that may arise with the business or affairs of STA and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5. Independent Advice

In discharging its mandate the board of directors shall have the authority to retain (and authorize the payment by STA of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

APPENDIX B - CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

In lieu of a corporate governance and compensation committee, the board of directors of STA is directly responsible for developing STA's approach to governance issues, filling vacancies among the directors and periodically reviewing the composition and effectiveness of the directors and the contribution and compensation of individual directors. The board of directors of STA Holdings has a compensation, nominating and corporate governance committee that has a charter that would comply in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines if STA Holdings was a reporting issuer under the securities legislation of the provinces and territories of Canada.

1. Governance Responsibilities:

(a) To assess the independence and qualifications of the various members of the board of directors.

(b) To ensure that programs relating to succession planning and performance evaluation are effectively integrated with STA's strategy.

(c) To review the composition of the committees of the board of directors.

(d) To monitor the quality of the relationship between management and the board of directors.

(e) To review and respond to requests by individual directors to engage outside advisors.

(f) To review, and if acceptable direct the implementation of, the recommendations of the compensation, nominating and corporate governance committee of STA Holdings.

(g) To assess the need, and to coordinate a program, for continuing education for members of the

(h) To assess the effectiveness of the board of directors and their committees and the contribution of each director.

(i) To report on governance as required by public disclosure requirements.

(j) To review and ensure compliance of STA with its internal governance guidelines.

(k) To review from time to time the governance practices of STA and its committees to determine compliance with rules and policies of regulatory authorities governing STA.

(l) At least annually, to review the adequacy of the corporate governance guidelines of STA and its subsidiaries.

(m) To determine and monitor STA's standards for director independence.

(n) At least annually, to review the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of STA.

(o) At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors.

(p) To undertake such other initiatives as are needed to help the board of directors deliver exemplary governance.

2. Nominating Responsibilities

(a) To review annually the competencies, skills and personal qualities required of members of the board of directors in light of relevant factors, including: the objective of adding value to STA in light of the opportunities and risks facing STA and STA's proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board of directors is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or

other guidelines; and the policies of the board of directors with respect to board member tenure, retirement and succession and board member commitments.

(b) To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with STA and the nature and operation of STA's business (including STA's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board of directors and its committees, as well as the contribution individual directors are expected to make.

(c) To actively seek individuals qualified (in context of STA's needs and any formal criteria established by the board of directors) to become members of the board of directors.

(d) To review the membership and allocation of board members to the various committees of the board of directors.

(e) To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board of directors' performance, including individual contributions.

(f) To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

Student Transportation of America®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Friday, the 3rd day of November, 2006, at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2006, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Issuer;

3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 26th day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

Form 52-109F1 - Certification of Annual Filings

I, Denis J. Gallagher, Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of America Ltd. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2006

(SIGNED)

Name: Denis J. Gallagher
Title: Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Patrick J. Walker, Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of America Ltd. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2006

(SIGNED)

Name: Patrick J. Walker
Title: Chief Financial Officer

Student Transportation of America Ltd.
File Number

October 22, 2007	News release
October 10, 2007	Alternative monthly report
October 3, 2007	Annual report
September 28, 2007	Form of proxy
September 28, 2007	Management information circular
September 28, 2007	Notice of meeting
September 28, 2007	Other
September 28, 2007	Annual information form
September 28, 2007	Form 52-109F1 - Certification of Annual Filings - CEO
September 28, 2007	Form 52-109F1 - Certification of Annual Filings - CFO
September 24, 2007	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)
September 24, 2007	Audited annual financial statements
September 24, 2007	MD & A
September 24, 2007	Form 52-109F1 - Certification of Annual Filings - CEO
September 24, 2007	Form 52-109F1 - Certification of Annual Filings - CFO
September 24, 2007	News release
September 21, 2007	Material document (amended)
September 21, 2007	Material document (amended)
September 21, 2007	Material document (amended)
September 21, 2007	News release

Student Transportation of America Ltd.
File Number

September 19, 2007	News release
September 12, 2007	Early warning report
September 11, 2007	Material change report
September 10, 2007	Notice of the meeting and record date
September 5, 2007	News release
September 4, 2007	News release
September 4, 2007	Notice of the meeting and record date
August 22, 2007	News release
August 3, 2007	News release
August 3, 2007	Material change report
July 31, 2007	News release
July 30, 2007	News release
July 30, 2007	MD & A - French
July 30, 2007	Interim financial statements - French
July 30, 2007	Annual information form - French
July 30, 2007	MD & A French
July 30, 2007	Audited annual financial statements - French
July 30, 2007	Management information circular - French
July 30, 2007	Notice of meeting - French
July 30, 2007	Issuer bid circular
July 30, 2007	Letter of transmittal

Student Transportation of America Ltd.
File Number

July 30, 2007	News release
July 20, 2007	News release
July 20, 2007	News release
June 20, 2007	News release
May 22, 2007	News release
May 10, 2007	News release
May 10, 2007	MD & A
May 10, 2007	Form 52-109F2 - Certification of Interim Filings - CEO
May 10, 2007	Form 52-109F2 - Certification of Interim Filings - CFO
May 10, 2007	Interim financial statements
May 8, 2007	News release
May 2, 2007	News release
April 19, 2007	News release
April 13, 2007	Material document (amended)
March 30, 2007	Early warning report
March 29, 2007	Early warning report
March 29, 2007	News release
March 22, 2007	News release
March 21, 2007	News release
March 20, 2007	News release
February 19, 2007	News release

Student Transportation of America Ltd.
File Number

February 12, 2007	Material document
February 12, 2007	Material document
February 12, 2007	Interim financial statements
February 12, 2007	MD & A
February 12, 2007	Form 52-109F2 - Certification of Interim Filings - CEO
February 12, 2007	Form 52-109F2 - Certification of Interim Filing - CFO
February 12, 2007	News release
February 6, 2007	News release
January 22, 2007	News release
December 18, 2006	News release
December 15, 2006	News release
December 14, 2006	News release
November 29, 2006	News release
November 10, 2006	News release
November 10, 2006	Interim financial statements
November 10, 2006	MD & A
November 10, 2006	Form 52-109F2 - Certification of Interim Filings - CEO
November 10, 2006	Form 52-109F2 - Certification of Interim Filings - CFO
November 8, 2006	News release
November 6, 2006	Report of voting results
October 20, 2006	News release

Student Transportation of America Ltd.
File Number

October 17, 2006	News release
October 16, 2006	Material document
October 11, 2006	Certificate re dissemination to shareholders
October 11, 2006	Annual report
September 29, 2006	News release
September 26, 2006	Form of proxy
September 26, 2006	Management information circular
September 26, 2006	Notice of meeting
September 26, 2006	Annual information form
September 26, 2006	Form 52-109F1 - Certification of Annual Filings - CEO
September 26, 2006	Form 52-109F1 - Certification of Annual Filings - CFO

Student Transportation of America

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE OCTOBER 2007 DISTRIBUTION

Toronto, Ontario – October 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB, STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on November 15, 2007 to holders of record of IPSs at the close of business on October 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on November 15, 2007 to holders of record at the close of business on October 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from October 1 to October 31, 2007.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fourth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

STUDENT TRANSPORTATION OF AMERICA LTD.

Annual Report 2007

Student Transportation of America®

ON THE ROAD TO EXCELLENCE

Audited Financial Statements and Management's Discussion and Analysis
For the year ended June 30, 2007

STB.UN LISTED TORONTO STOCK EXCHANGE TSX

STB LISTED TORONTO STOCK EXCHANGE TSX

Dear Fellow Shareholders,

Success for STA is a never ending journey, taken one step at a time. This past year I am pleased to report we have taken several important steps and actions to increase our ability to achieve our mission.

We have achieved some financial milestones since our IPO in December 2004 to our recently ended June 30 fiscal year 2007. We nearly doubled our annual revenues; more than doubled our cash available for distributions, lowered our cost of capital and increased our number of shareholders.

STA has also performed in our operations, particularly over the last six years, as we have tripled our fleet size and yet have maintained our average aged fleet at 5.3 years, one of the youngest in the industry. We continue to be a leader in clean air fuel initiatives and have upgraded our fleet to include environmentally friendly Compressed Natural Gas (CNG) vehicles and new Ultra Low Sulfur Emissions (ULEV) vehicles for cleaner burning fuel throughout our fleet.

This past fiscal year we concentrated on building our operating regions for future growth and have added capacity to our regional staffs to prepare for the next phase of our A-B-C growth strategy (Acquisitions, Bids and Conversions).

While we remain focused on the acquisition segment of our growth strategy, we continue to win bids in targeted areas and have been successful this past year again with additional conversions in Pennsylvania.

We expanded our Canadian operations this past year through our subsidiary, Student Transportation of Canada, and subsequent to the fiscal year end announced new additional locations in Ontario that will double our fleet size and our cash flows in Canada. We have achieved much success in our operations and will continue to make Canada a priority of our growth program.

As of our latest census date we now employ over 5,000 dedicated employees who keep the wheels in motion. I thank the drivers, mechanics, safety personnel, terminal managers and dispatchers for their hard work on delivering the service our customers have come to expect; safe and on-time transportation to and from school.

While our 22% compounded annual growth rate of revenues for the last several years is important, our base business continues to be solid in performance. Fiscal 2008 will be no exception. We intend to continue our focus on growth in our regions while challenging ourselves to improve our performance in all the standards we measure.

In 1997 when we started, we had a slogan that our focus would be "40 buses in the middle of nowhere." Since that time we have been, and continue to be, a growing company. Soon we will add to that focus, "150 buses in the middle of somewhere." There continues to be tremendous growth available for STA but we must remain prudent in our diligence and our approach to these growth opportunities as we have done in the past.

Fiscal 2007 also saw us continue our change from an Income Participating Security (IPS) structure to a more simplified common share structure with qualified dividends. Our subsequent to year end exchange offer this past September was highly successful and a huge vote of confidence by shareholders in our new direction.

The industry continues to change with the top two players announcing their intentions to merge this year. Our feeling is this will create a new set of growth opportunities for our company as a result of the approved merger.

STA's ridership and passenger count continues to increase as we are situated in areas most likely to see enrollment and population increases. Security issues surrounding the long distances children are walking to school are prompting changes in school policies in favor of the yellow bus, which we believe will improve our organic growth.

While things are changing in our company and industry, things remain constant. Kids have to go to school. This year we plan to strengthen the skills and the capabilities of our people to prepare for the new growth. We expect and continue to build on our reputation as a quality service provider.

We would like to thank you, our shareholders, for your continued support and I assure you that your company, its Board of Directors and its management are stronger than ever.

Thank you for joining us "On the road to excellence".

Denis J. Gallagher

Chairman of the Board and Chief Executive Officer

Operating Regions


Ontario
MN
ME
VT
NH
NY
CT
IL
PA
NJ
CA

Student Transportation of America

- New England
  Connecticut, Maine
  New Hampshire, Vermont
  Office: Acton, MA
- Mid-Atlantic
  New Jersey,
  New York
  Office: Wall, NJ
- Midwest
  Illinois, Minnesota
  Office: Harvey, IL
- Pennsylvania
  Office: Carnegie, PA
- West
  California
  Office: Goleta, CA

Student Transportation of Canada Inc

- Ontario, Canada
  Office: Breslau, ON

Corporate Governance

We at Student Transportation fully understand that earning the trust of investors comes from demonstrated honesty, transparency and sound governance. Our Board of Directors is dedicated to the highest standards of corporate governance. As such, the Board is fully committed to a comprehensive corporate governance strategy that promotes the Company's long-term well-being and sustainability for the benefit of the shareholders.

The corporate governance policies and practices are substantially compliant with National Policy 58-201, the guidelines of the Canadian Securities Administrators. The Board is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

Student Transportation's board consists of seven directors, of whom five are independent of management. The Board follows a mandate that clearly defines its roles and responsibilities in overseeing the Company's strategy, management team, financial reporting and governance.

Policies

The Board has adopted several policies that reflect best practices in governance and disclosure:

Board Mandate – Defines the role and responsibilities of the Board of Directors.

Disclosure Policy – Ensures the Company adheres to best practices in disclosing and disseminating material information.

Code of Conduct – Sets out the ethical principles guiding all directors, officers and employees of Student Transportation.

Insider Trading Policy – Strictly limits trading by management, the Board and other insiders.

"Whistleblower" Policy – Spells out confidential complaint procedures regarding illegal or unethical behaviour.

All policies, along with the committee charters, are available on Student Transportation's investor web site at www.sta-ips.com.

Committees

Audit Committee

Student Transportation's Audit Committee is responsible for: the oversight and supervision of accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent auditors of Student Transportation report directly to the Audit Committee. The Committee is also responsible for directing the auditors' examination of specific areas and for recommending to the Board of Directors the selection of independent auditors.

The Audit Committee met six times during fiscal 2007. Each member of the Audit Committee is independent of management and deemed financially literate by Multilateral Instrument 52-110 which prescribes certain requirements for audit committees.

Members: George Rossi (Chair), David Scopelliti, Victor Wells, Irving R. Gerstein

Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee of Student Transportation is responsible for: establishing procedures for the identification and recommendation of nominees to the Board of Directors, ongoing assessment of the Board of Directors, its committees and its members, developing and implementing orientation procedures for new directors, advising on and overseeing compensation, and developing and monitoring the Company's approach to governance issues.

The Compensation, Nominating and Corporate Governance Committee of Student Transportation met five times during fiscal 2007. Two of the three members of the committee are independent of management.

Members: Irving R. Gerstein (Chair), Kenneth B. Needler, Robert E. Reilly

Directors

Denis J. Gallagher

Chairman of the Board and Chief Executive Officer

As Founder, Chairman and Chief Executive Officer of STA, Mr. Gallagher has over 30 years of experience in the passenger transportation industry. He previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During his tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, he was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996.

Mr. Gallagher played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. He is involved in numerous industry and community activities. He served as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007.

Irving R. Gerstein

Lead Director

A retired executive, Mr. Gerstein is a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc. He also served as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of 25 years, and is currently a member of its Research Committee.

Kenneth B. Needler

Mr. Needler is the former President and Chief Operating Officer of STA Holdings. He began his career in the passenger transportation industry in 1972 with a company that was subsequently acquired by Laidlaw, Inc. He was named President and Chief Operating Officer of the company in July 1999, and served as such until June 30, 2005, after being appointed to the company's Board of Directors in 1998. Between 1972 and 1990, he served in a number of management capacities at Laidlaw, Inc. including Division Manager, Regional Vice President, and President of the Canadian school bus operations. In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group.

George Rossi

Mr. Rossi is a consultant and corporate director. He serves on the boards of several public and private entities including Kangaroo Media, a Montreal-based manufacturer and distributor of portable multi-media, Dolan Media, a NYSE-listed publisher of local business and legal newspapers in the United States, OFI, a manufacturer and distributor of insulation products, and Radio Nord Communications, a Quebec broadcaster. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002-2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company.

David Scopelliti

Mr. Scopelliti is the Managing Director — a Principal of GarMark Partners, a private investment firm in Stamford, Connecticut. David also sits on the advisory board of The Camelot Group, an independent investment advisory firm that provides advice to private equity investors. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to GarMark, he was a Managing Director – Corporate Development and Client Service at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security indmstry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on mezzanine and private equity transactions. Previous to that, Mr. Scopelliti was the founder and head of ING's New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing.

Robert E. Reilly

Mr. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, he was the President and a director of DHR International, an executive search firm in the U.S. In this capacity, he successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in various industries. Prior to joining DHR, Mr. Reilly served as a Senior Vice President, Strategic Group of LaSalle Partners, now Jones Lang LaSalle. As coordinator of LaSalle's firm-wide New Business Development, he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively.

Victor Wells

Mr. Wells is a director of, and is Chair of the Audit Committee for, MagIndustries Corp. and Northstar Healthcare Inc. He formerly was a Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is currently Vice Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2007. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September24, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

All references to "$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars.

Recent Developments – Exchange Offer

Student Transportation of America Ltd. ("STA" or the "Company") together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 and in connection with two subsequent offerings, one in October 2005 and one in June 2006. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). The Issuer, over the last twelve months, has taken various steps to enhance the liquidity of STA common shares and facilitate the separation of the IPSs. These steps included (i) the separate listing and posting for trading of the common shares of STA and the 14% subordinated notes of STA ULC in September 2006; (ii) the October 2006 and December 2006 TSX approval of the Company's normal course issuer bids for a portion of the issued and outstanding 14% subordinated notes and IPSs, respectively, as appropriate opportunities arise from time to time; and (iii) the issuance of 3,010,000 common shares of STA pursuant to a private placement transaction in March 2007.

As the next step in the process to enhance the liquidity of the common shares and facilitate the separation of the IPSs, the Company announced an exchange offer (the "Exchange Offer") on July 30, 2007, under which the holders of the 14% subordinated notes of STA ULC were offered 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of 14% subordinated notes. The Exchange Offer expired on September 4, 2007, and 7,969,609 common shares of STA were issued in exchange for Cdn. $45.8 million in principal amount of 14% subordinated notes of STA ULC tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

General

STA is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary STA ULC, completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 IPSs. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of Subordinated Notes of STA ULC Simultaneous to the IPS Offering, STA ULC issued, on a

private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One common shares") at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs on a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors.

Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchased for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowered the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would have come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at June 30, 2007.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. The Company recognized $0.9 million in non-cash stock based compensation expense related to these grants during the 2006 fiscal year fourth quarter ended June 30, 2006. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the first quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the remaining quarters of the 2007 fiscal year. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at June 30, 2007.

On December 14, 2006, STA Holdings entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and

unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Issuer intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Subordinated Notes under the normal course issuer bid(s) either through borrowings on its credit facility or out of available cash. Any purchase of IPSs and/or Subordinated Notes will be made at market prices and the IPSs and/or Subordinated Notes will be cancelled upon their purchase by the Issuer. During the period from December 15, 2006 through June 30, 2007, the Issuer purchased for cancellation 56,000 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices filed with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to a private placement transaction with a syndicate of underwriters (the "Common Share Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.6% interest in STA Holdings as at June 30, 2007 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Fiscal Year Ended June 30, 2007	Fiscal Year Ended June 30, 2006	192 Day Period Ended June 30, 2005
Revenues	$ 45,808	$ 37,860	$ 168,110	$ 132,995	$ 62,738
Costs and expenses					
Cost of operations	31,998	27,256	122,251	95,424	43,762
General and administrative	4,794	3,554	17,136	12,802	6,059
Non-cash stock compensation	-	919	1,862	919	-
Depreciation expense	5,614	4,837	18,596	14,964	8,843
Amortization expense	897	1,633	5,889	6,198	3,248
Total operating expenses	43,303	38,199	165,734	130,307	61,912
Income (loss) from operations	2,505	(339)	2,376	2,688	826
Interest expense	3,819	3,548	15,834	13,262	5,727
Unrealized gain on derivative contracts	(4,338)	(2,088)	(1,481)	(4,262)	(1,000)
Other (income) expense, net	(6)	11	(642)	52	86
Income (loss) before income taxes and minority interest	3,030	(1,810)	(11,335)	(6,364)	(3,987)
Provision (recovery) of income taxes	1,280	(1,083)	(4,391)	(2,695)	(1,418)
Minority interest	62	130	170	226	24
Net income (loss)	$ 1,688	$ (857)	$ (7,114)	$ (3,895)	$ (2,593)
Net income (loss) per share	$ 0.07	$ (0.04)	$ (0.33)	$ (0.26)	$ (0.20)

Balance Sheet Data	Fiscal Years Ended June 30, 2007	2006 (thousands of dollars)	2005
Total assets	257,985	254,179	178,650
Total long-term liabilities	148,126	139,471	112,746

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Growth

The Company closed two acquisitions during fiscal 2007, one in July 2006 and one in late November 2006. In addition, the Company closed six acquisitions during fiscal 2006, one in

late September 2005, two in early November 2005, one in March 2006 and two during the fourth quarter of fiscal 2006, including the acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

The acquisition of PCI added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within the states of Illinois and Minnesota. The PCI purchase and sale agreement includes contingent purchase price payment provisions related to two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006. The Company has included an estimate of the contingent purchase price payment amounts in liabilities as at June 30, 2007. During the first few operating months of the 2006 – 2007 school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a recurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract added approximately 180 vehicles to the Company's existing business in California during the 2006-2007 school year. During the first few operating months of the 2006-2007 school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has continually recruited and trained potential drivers during the period. While the driver shortage has improved, the Company continued to experience higher than originally anticipated driver wages resulting from the local market wage increase implemented at the beginning of the current school year. Further, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but continues to be a party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year. As a result of not having such a facility, the Company outsourced the maintenance of the Riverside buses for the entire school year, which resulted in higher than originally anticipated maintenance costs. In July 2007, the Company signed new leases for two facilities in Riverside to better serve the Riverside contract. The Company anticipates the two new facilities will lead to improvements in operating and maintenance costs going forward.

The remaining growth contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006 (excluding PCI and Riverside) continue to be in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside, management believes that both operations still represent sound operations that will be accretive to the Company on an annualized basis.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In July 2006, the Company entered into an operating lease agreement with GE Capital to lease $5.4 million in replacement school vehicles for the 2006 – 2007 school year. In December 2006, the Company leased an additional $1.4 million in replacement school vehicles under the GE Capital operating lease agreement, Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 10% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts and there were no leased vehicles. The reduction in the percentage of our fleet operated under managed contracts and the operating lease program resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California where the school district took the transportation services back in-house effective December 31, 2006. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing. While the $6.8 million lease of replacement school vehicles has been an attractive alternative to purchasing such due to the low cost of financing, it effectively accelerates expense recognition of approximately $9.3 million through operating lease payments over the six year lease term compared to depreciation of purchasing the vehicles which would then be depreciated based on usage over a period approximately 11 years.

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Revenues: Revenues for the fourth quarter of fiscal year 2007 were $45.8 million compared to $37.9 million for the fourth quarter of fiscal year 2006, representing an increase of $7.9 million, or 21.0%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year fourth quarter includes a partial quarter of operations for the two acquisitions closed in the fourth quarter of fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back-in house effective December 31, 2006.

Revenue for the fourth quarter of fiscal year 2007 also reflected approximately $1.1 million in recovery of amounts deferred at the end of the third quarter due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the third quarter of the 2006 - 2007 fiscal year. Revenue for the fourth quarter of fiscal year 2006 reflected a $0.2 million recovery of amounts deferred at the end of the third quarter of the prior fiscal year due to inclement weather experienced in the Northeast U.S. during the prior year period.

The timing of acquisitions and the new bid-in contracts accounted for $6.0 million in new

business growth, which was partially offset by a $1.3 million revenue reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. Additionally, the current fourth quarter includes an incremental $0.9 million revenue recovery over the prior year fourth quarter based on the make up of the weather and strike days. The remaining $2.3 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the fourth quarter of fiscal year 2007 was $32.0 million compared to $27.3 million for the fourth quarter of fiscal year 2006, an increase of $4.7 million or 17.4%. The timing of acquisitions and the new bid/conversion contracts accounted for $4.6 million of the total increase in cost of operations, which was partially offset by a $1.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.2 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel expense and operating costs, partially offset by lower insurance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million due primarily to higher driver's wages associated with the incremental revenue, and decreased as a percentage of revenue to 40.4% in the fourth quarter of fiscal year 2007 from 41.7% in the fourth quarter of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.5 million, due primarily to higher employee medical insurance and increased as a percentage of revenue to 9.9% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. Cost of fuel for the fourth quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.3 million higher than the fourth quarter of fiscal year 2006, and as a percentage of revenue remained flat at 8.3% for the fourth quarter of fiscal year 2007 compared to the fourth quarter of fiscal year 2006. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.2 million to the counterparty under the fuel swap transaction during the fourth quarter of fiscal year 2007 relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the fourth quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the fourth quarter of fiscal year 2007. Insurance expense, net of new business and contracts not renewed for the fiscal year 2006, was $0.8 million lower than the prior year fourth quarter and decreased as a percentage of revenue to 2.0% in the fourth quarter of fiscal year 2007 from 4.4% in the fourth quarter of fiscal year 2006. The decrease in insurance expense related primarily to improved trends in claim accruals.

General and Administrative Expense: General and administrative expense for the fourth quarter of fiscal year 2007 was $4.8 million compared to $3.6 million for the fourth quarter of fiscal year 2006, an increase of $1.2 million or 34.9%. As a percentage of revenues, total general and administrative expense increased to 10.5% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.2 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.1 million increase in general and administrative expense, net of new business and contracts not renewed for

the fiscal year 2006, was due primarily to higher salaries and wages of $0.6 million, primarily related to year end severance expense, higher consulting and professional fees and higher facility costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the fourth quarter of fiscal year 2006 was $0.9 million. This non-cash expense related to the issuance of 133,549 shares of Class B – Series Two stock of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP. There were no issuances of shares pursuant to the EIP during the fourth quarter of fiscal year 2007.

Depreciation Expense: Depreciation expense for the fourth quarter of fiscal year 2007 was $5.6 million compared to $4.8 million for the fourth quarter of fiscal year 2006, an increase of $0.8 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 12.3% for the fourth quarter of fiscal year 2007 from 12.8% for the fourth quarter of fiscal year 2006.

Amortization Expense: Amortization expense for the fourth quarter of fiscal year 2007 was $0.9 million compared to $1.6 million for the fourth quarter of fiscal year 2006, a decrease of $0.7 million. As a percentage of revenues, amortization expense declined to 2.0% for the fourth quarter of fiscal year 2007 from 4.3% for the fourth quarter of fiscal year 2006. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

Income from Operations: Income from operations was $2.5 million for the fourth quarter of fiscal year 2007 compared to a loss from operations of $0.3 million for the fourth quarter of fiscal year 2006, an increase of $2.8 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2007 was $3.8 million compared to $3.5 million for the fourth quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $4.2 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006.

Unrealized Gain on Derivative Contracts: Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $4.3 million for the fourth quarter of fiscal year 2007 and $2.0 million for the fourth quarter of fiscal year 2006, which primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Income (Loss) before Income Taxes and Minority Interest: Income before income taxes and minority interest was $3.0 million for the fourth quarter of fiscal year 2007 compared to a loss before income taxes and minority interest of $1.8 million for the fourth quarter of fiscal year 2006, an improvement of $4.8 million. This improvement resulted primarily from the $2.8 million increase in income from operation discussed above, and the $2.3 million increase in unrealized gain on derivative contracts, partially offset by the $0.3 million increase in interest expense.

Minority Interest: Minority interest for the fourth quarter of fiscal year 2007 and fourth

quarter of fiscal year 2006 amounted to $0.1 million.

Net Income (Loss): Net income for the fourth quarter of fiscal year 2007 amounted to $1.7 million, which includes an income tax provision of $1.3 million. Net loss for the fourth quarter of fiscal year 2006 amounted to $0.9 million, and includes a recovery of income taxes of $1.0 million. Net income per common share was $0.07 for the fourth quarter of fiscal year 2007 compared to a net loss of $0.04 for the fourth quarter of fiscal year 2006.

Twelve months Ended June 30, 2007 Compared to Twelve months Ended June 30, 2006

Revenues: Revenues for the 2007 fiscal year were $168.1 million compared to $133.0 million for the 2006 fiscal year, representing an increase of $35.1 million, or 26.4%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year includes a partial year of operations for the acquisitions closed in fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back in house effective December 31, 2006.

These acquisitions and new bid-in contracts accounted for $36.0 million in new business growth, which was partially offset by a $6.0 million revenue reduction resulting from the four contracts not included in the results for the 2007 fiscal year and the one managed services contract not included in the third and fourth quarters of fiscal year 2007. The remaining $5.1 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the 2007 fiscal year was $122.3 million compared to $95.4 million for the 2006 fiscal year, an increase of $26.9 million or 28.1%. The acquisitions and new bid/conversion contracts accounted for $27.1 million of the total increase in cost of operations, which was partially offset by $4.6 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the third and fourth quarter of fiscal year 2007. The remaining $4.4 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, operating costs and maintenance costs, partially offset by lower insurance expense. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $1.5 million due primarily to higher driver's wages and operations wages, but decreased as a percentage of revenue to 41.4% in the 2007 fiscal year from 41.9% in the 2006 fiscal year. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million, due primarily to higher employee medical insurance and higher workers compensation insurance accruals, and increased slightly as a percentage of revenue to 10.3% for the 2007 fiscal year from 10.1% for the 2006 fiscal year. Cost of fuel for the 2007 fiscal year, net of new business and contracts not renewed for the fiscal year 2007, was $1.2 million higher than the 2006 fiscal year, and as a percentage of revenue increased to 8.5% for the 2007 fiscal year from 7.9% for the 2006 fiscal year. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from

reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the 2007 fiscal year relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the 2007 fiscal year. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $1.1 million due to the operating lease payments made during the 2007 fiscal year. Maintenance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million primarily due to higher parts expense during the 2007 fiscal year. Insurance costs, net of new business and contracts not renewed for fiscal 2007, decreased $0.5 million primarily due to the improved trends in claims accruals in the second half of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the 2007 fiscal year was $17.1 million compared to $12.8 million for the 2006 fiscal year, an increase of $4.3 million or 33.9%. As a percentage of revenues, total general and administrative expense increased to 10.2% for the 2007 fiscal year from 9.6% for the 2006 fiscal year. The acquisitions and new bid in contracts accounted for $1.6 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.5 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the fourth quarter of fiscal year 2007. The remaining $3.2 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages of $1.5 million, which included year end severance expense of $0.5 million, associated fringe benefits of $0.3 million, professional fees of $0.9 million, travel expenses of $0.1 million and facilities costs of $0.4 million.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the 2007 fiscal year was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP. Non-cash stock compensation expense for the 2006 fiscal year was $0.9 million. This non-cash expense related to the initial issuance of 133,549 shares of Class B – Series Two of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP.

Depreciation Expense: Depreciation expense for the 2007 fiscal year was $18.6 million compared to $15.0 million for the 2006 fiscal year, an increase of $3.6 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense declined to 11.1% for the 2007 fiscal year compared to 11.3% for the 2006 fiscal year.

Amortization Expense: Amortization expense for the 2007 fiscal year was $5.9 million compared to $6.2 million for the 2006 fiscal year, a decrease of $0.3 million. As a percentage of revenues, amortization expense declined to 3.5% for the 2007 fiscal year from 4.7% for the 2006 fiscal year. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

Income from Operations: Income from operations was $2.4 million for the 2007 fiscal year compared to income from operations of $2.7 million for the 2006 fiscal year, a decrease of $0.3 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the 2007 fiscal year was $15.8 million compared to $13.3 million for the 2006 fiscal year. The increase in interest expense resulted primarily from an increase of approximately $19.5 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for fiscal 2007 compared to fiscal 2006.

Unrealized Gain on Derivative Contracts: Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $1.5 million for the 2007 fiscal year and $4.3 million for the 2006 fiscal year, which reflects the fair value adjustment of the foreign currency exchange contracts which formed an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the 2007 fiscal year was $0.7 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the 2006 fiscal year totaled $52 thousand, primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $11.3 million for the 2007 fiscal year compared to a loss of $6.4 million for the 2006 fiscal year, an increase of $5.0 million. This increased loss resulted primarily from the $2.8 million non cash decrease in unrealized gain on derivative contracts, the $2.6 million increase in interest expense, and the $0.3 million decrease in income from operations items discussed above (which includes the $3.3 million increase in depreciation and amortization expense and the $0.9 million increase in non cash stock compensation expense), partially offset by the $0.7 million increase in other income.

Minority Interest: Minority interest for the 2007 fiscal year and 2006 fiscal year amounted to $0.2 million.

Net Loss: Net loss for the 2007 fiscal year amounted to $7.1 million, which includes a recovery of income taxes of $4.4 million. Net loss for the 2006 fiscal year amounted to $3.9 million, and includes a recovery of income taxes of $2.7 million. The effective tax rates for the 2007 fiscal year and 2006 fiscal year were 38.7% and 42.3%, respectively. The Company has recorded $24.9 million in net future tax liabilities as at June 30, 2007, which includes $14.9 million in future tax assets primarily associated with a net operating loss carry forward. The future tax assets are expected to be realizable, and no valuation allowance has been recorded in connection with these future tax assets. Net loss per common share was $0.33 and $0.26 for the 2007 fiscal year and the 2006 fiscal year, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with

proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first nine months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a $45 million loan facility and a Cdn $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement, respectively, to allow for the prepayment of Subordinated Notes in connection with the Exchange Offering (see

"Subsequent Events") resulting from the tender of Subordinated Notes of STA ULC for common shares of STA Ltd.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B – Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36% at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to the Common Share Private Placement. The net proceeds of $16.2 million (after commissions and fees) were used entirely to pay down debt on the credit facility, including the temporary borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

During the fiscal year 2007, net cash provided by operations totaled $10.1 million, which reflects a $5.3 million use of cash for net working capital. The Company's investing activities for the fiscal year 2007 resulted in a use of cash of $20.1 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during fiscal year 2007, (ii) capital expenditures of $11.5 million and (iii) $1.5 million in proceeds on sale of equipment. The Company's financing activities for the fiscal year 2007 represented a source of cash of $7.2 million. Included in these financing activities were (i) $16.2 in net proceeds from the common share issuance completed on March 29, 2007, (ii) $35.0 million in gross proceeds from the Senior Note issuance, (iii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iv) $95.2 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $115.5 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (v) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (vi) $11.1 million in dividend payments made during the fiscal year 2007; (vii) $0.5 million in repurchases of IPSs pursuant to the normal course issuer bid and (viii) and $2.0 million in repayments on seller and other debt.

At June 30, 2007, debt outstanding under the Second Amended and Restated Credit Agreement and Senior Secured Notes were $3.7 million and $35.0 million, respectively. The Company had approximately $70.0 million in borrowing available under the initial loan facilities

of the Second Amended and Restated Credit Agreement (excluding the $50 million in additional commitments the Company may request under the Second Amended and Restated Credit Agreement). In addition, at June 30, 2007, outstanding debt included approximately $2.7 million in promissory notes due to former owners and equipment financing, and $84.2 million in Subordinated Notes and Separate Subordinated Notes. Upon expiry of the Exchange Offer on September 4, 2007, the Subordinated Notes outstanding at June 30, 2007 were reduced by Cdn. $45.8 million (see "Subsequent Events"). The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional vehicles will approximate $0.2 million per year for the term of the lease. The Company has recorded $1.1 million in operating lease expense for fiscal year 2007 associated with these leases. The Company has also entered into additional operating leases to fund a portion of its replacement vehicles for the upcoming 2007-2008 school year (see "Subsequent Events").

We operate a fleet of approximately 4,500 vehicles as at June 30, 2007, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity swap transaction fixed the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended on June 30, 2007. This swap transaction was designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the fiscal year 2007 relating to the decline in the market price of the commodity hedge instrument during the period. The Company is currently reviewing the use of a similar hedge transaction for the 2007-2008 fiscal year, but has not entered into any such transaction as of the date of this Management's Discussion and Analysis.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year and exited another managed contract in California effective December 31, 2006. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and has reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract. In addition, the Company exited the managed contract in California after the school district opted to take the transportation services back in-house effective December 31, 2006.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares.

Non-GAAP Measure - Cash Available for Distribution

The Company distributes a majority of its free cash flows from operations to (a) holders of its IPSs, with a portion of such distributions representing interest payments on its subordinated notes and a portion representing dividends on common shares and (b) to holders of common shares held separately from the IPSs. The Company believes that cash available for distribution provides a useful measure for evaluation of the Company's performance as it outlines the net cash flow generated by the Company and which is available for distribution in the period and

sustainable for the next periods. In particular, the Company believes that investors should be able to ascertain the extent to which distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP"). Accordingly, the Company provides a reconciliation of cash available for distribution to cash flow provided by operating activities. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Cash available for distribution, which is not a defined measure under Canadian GAAP, has been prepared by management using reasonable and supportable assumptions, all of which reflect the Company's planned courses of action given management's judgment about the most probable set of economic conditions. However, actual results may differ, perhaps materially from the assumptions made, and readers are cautioned not to place undue reliance on the calculations. The major differences between cash available for distribution and cash provided by operating activities as reported in the Company's financial statements are: (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, (c) cash interest expense, (d) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (e) cash interest expense other than cash interest on the IPS Subordinated Notes, and (f) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

Cash Available for Distributions – reconciliation of cash flow from operations to cash available for distributions.

		Three Months Ended 6/30/07	Fiscal Year Ended 6/30/07	Fiscal Year Ended 6/30/06	192 Day Period Ended 6/30/05
Cash flows provided by operating activities		$ 8,069	$ 10,115	$ 12,803	$ 11,354
Adjustments:					
Changes in non-cash working capital items		(2,687)	5,293	247	(3,447)
Changes in other assets and liabilities		61	(410)	(98)	(14)
Cash interest expense		3,591	14,206	11,817	5,024
Less:					
Minority interest in cash flow of subsidiaries		(75)	(599)	(788)	(405)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,051)	(4,468)	(4,940)	(2,055)
Cash taxes paid		-	(89)	(179)	-
Maintenance capital expenditures, net		-	(978)	(5,084)	(1,345)
Cash Available for Distributions	US$	$ 7,908	$ 23,070	$ 13,778	$ 9,112
Cash Available for Distributions	**$Cdn**	**$ 9,142**	**$ 27,252**	**$ 16,716**	**$ 11,185**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,789	$ 11,168	$ 8,347	$ 3,644
Dividends on IPS common shares	$Cdn	2,882	11,538	8,348	3,630
Dividends on common shares		418	558	-	-
Total Distributions	**$Cdn**	$ 6,089	$ 23,264	$ 16,695	$ 7,274

Cash available for distributions for the three and twelve months ended June 30, 2007 is translated into Canadian dollars at weighted average rates of Cdn $1.1561 and $1.1813 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In

June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April, the Company extended the collar transaction another 6 months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the first quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Payments related to these operating leases totaled $1.1 million for the 2007 fiscal year. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the first quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs and common shares are made in Canadian dollars. Cash available for distribution to common share holders and IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions for the 2007 fiscal year were $19.2 million (Cdn $22.7 million) in the aggregate. These distributions include dividends on the STA common share component of the IPS units and interest payments on the Subordinated Notes component of the IPS units (for both IPSs and IPSs that have been separated by holders). Dividends on the common shares issued pursuant to the Common Share Private Placement on March 29, 2007 amounted to $0.5 million (Cdn $0.6 million) for the 2007 fiscal year. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.6 million for the 2007 fiscal year.

Outstanding Share Data

As at June 30, 2007, the Company had 23,718,554 common shares issued and outstanding, of which 20,705,554 are represented by IPSs, 3,000 are common shares related to IPSs that have been separated by shareholders and 3,010,000 represent the common shares issued

on March 29, 2007 pursuant to the Common Share Private Placement. On September 4, 2007, the Company issued an additional 7,969,609 common shares in connection with the Exchange Offer (see "Subsequent Events"). Pursuant to the Exchange Offer, at September 12, 2007, the Company had 31,688,163 common shares issued and outstanding (including common shares which form part of IPSs) and 11,411,261 IPSs outstanding. Each IPS represents one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes.

Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and lease obligations. The following table shows our contractual obligations and commitments related to our outstanding indebtedness as at June 30, 2007 and the related payment period by period due (in thousands of dollars).

	6/30/07 Balance	FYE 6/08	FYE 6/09	FYE 6/10	FYE 6/11	FYE 6/12	Thereafter
Second Amended and Restated Credit Agreement	$ 3,650	$ -	$ -	$ -	$ -	$ 3,650	$ -
Senior Secured Notes	35,000	-	-	-	-	35,000	-
Subordinated Notes and Separate Subordinated Notes	84,161	-	-	-	-	-	84,161
Seller debt	2,695	2,296	275	95	29	-	-
Equipment financing	16	16	-	-	-	-	-
	$ 125,522	$ 2,312	$ 275	$ 95	$ 29	$ 38,650	$ 84,161

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

We lease certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. The terms of these leases and other operating leases expire at various times through 2018.

We lease certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. These leases have a six year term and expire in 2012. The operating lease program with GE Capital started in July 2006 and there were no leased vehicles under such program prior to that time.

The following represents future minimum rental payments and operating lease payments under non-cancelable operating leases (in thousands of dollars):

	Facilities Leases	Vehicle Leases	Total
Year Ended			
2008	$ 5,104	$ 2,096	$ 7,200
2009	4,119	2,096	6,215
2010	3,759	2,096	5,855
2011	1,868	2,096	3,964
2012 and thereafter	3,182	2,937	6,119
Total Minimum Payments	$ 18,032	$ 11,321	$ 29,353

We have employment agreements with certain key employees, providing for minimum

aggregate annual compensation of $2.0 million in each calendar year. Additionally, certain of such employment agreements provide for various incentive compensation payments as determined by the Company's board of directors and severance provisions upon termination and/or change in control as defined in such agreements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks during fiscal year 2007.

As at June 30, 2007, our material variable rate borrowings included our outstanding borrowings under the credit agreement. As at June 30, 2007, we had $3.7 million in outstanding indebtedness related to the credit agreement. A 100 basis point increase in interest rates, applied to these borrowings as at June 30, 2007, would result in an approximate $40 thousand annual increase in interest expense or corresponding reduction in cash flow.

In connection with the IPS Offering and subsequent offerings, we are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated distributions from STA., Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated distributions on IPSs and common shares will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, at the time of the IPS Offering we entered into a five year Canadian dollar / U.S. dollar forward contract at a rate of Cdn $1.2275 to US $1.00 for the total amount of currently anticipated monthly IPS distributions through January 2010. The Company has entered into new forward contracts on a quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2007, the Company had 57 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	12.0	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
July 2011-March 2012	9	10.0	10.9	1.1022
		58.9	69.7	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for $5.6 million in annual distributions. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to

U.S. $1.00. In April 2007, the Company extended the collar transaction another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to US $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

At June 30, 2007, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $6.7 million. If STA Holdings had liquidated the contracts and realized a gain, it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the IPSs.

We are also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation to the impact of fuel price volatility on the Company's results, approximately 50% to 55% of the Company's revenue contracts have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007	2nd Qtr 2007	3rd Qtr 2007	4th Qtr 2007
Revenues	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116	$ 46,938	$ 49,248	$ 45,808
Net income (loss)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)	$ (2,414)	$ (242)	$ 1,688
Net income (loss) per share	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)	$ (0.12)	$ (0.01)	$ 0.07

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual Financial and Interim Filings*, the Chief Executive Officer and Chief Financial Officer of the Issuer evaluated the effectiveness of the Issuer's disclosure controls and procedures (as defined in Multilateral Instrument 52-109) as at June 30, 2007. Based on that evaluation, the

Chief Executive Officer and Chief Financial Officer have concluded that the Issuer's disclosure controls and procedures were effective as at June 30, 2007 to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, would be made known to them by others within those entities.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.2 million and $0.3 million to Coast Cities during the 2007 fiscal year and 2006 fiscal year, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the US operating company. The Company did not make any payments to Reilly Partners during the 2007 fiscal year for executive search services. The Company paid $0.1 million to Reilly Partners during the 2006 fiscal year for executive search services.

Subsequent Events

On July 30, 2007, the Company announced the Exchange Offer, under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn. $45.8 million principal amount of Notes tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

On July 30, 2007, the Company announced that it had signed new leases for two facilities in Riverside, California. The Company and the school district both sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year, having to outsource the maintenance of the Riverside buses for the entire school year. The Company

anticipates using these two new facilities for parking and maintenance which should lead to improvements in operating and maintenance costs going forward.

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliott Coach Lines Limited and Elliott Coach Lines (Fergus) Limited (the "Elliott Acquisition") located in Guelph, Ontario. The Elliott Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws

and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Recent Accounting Prouncements. The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosure", CICA 3863, "Financial Instruments-Presentation" and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risks associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

Goodwill and Other Identifiable Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual

impairment testing is performed in the fourth quarter. If the carrying amount of goodwill or trade names exceeds their fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading value of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contracts rights. Contract rights, which includes customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customer lives. Covenants not to compete are amortized on a straight line basis over an estimated useful live of 2 to 5 years. Amortization of intangible assets amounted to $5.9 million and $6.2 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. Changes in the aforementioned assumptions could have a significant impact on the impairment testing and amortization expense recorded.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lives asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. As at June 30, 2007, we had approximately $5.1 million in recorded insurance reserves. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized $0.9 million and $1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares issued. The Class B – Series Two common shares are not traded in an active market and have

certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

Income Taxes. Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantially enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a future tax income asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation, other equipment and intangible assets.

Accounting for Derivatives and Hedging Activities. The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the common shares and the IPSs and the underlying Common Shares and Subordinated Notes would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in

attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, the assumed level of maintenance capital expenditures will be zero, or significantly different. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regards to future vehicles pricing and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although approximately 500 of our employees in 8 different locations, out of a total of over 5,000 employees in 76 locations, are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks,

including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. The Company had 50 contracts that were up for renewal for the 2007 fiscal year. The approximate percentages of fiscal 2007 revenue that are up for renewal in fiscal years 2008 and 2009 are 21% and 16%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a

result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Risks Related to the Capital Structure

The Issuer is Dependent on the Company for all cash available for distributions

STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the common shares and the Common Share

component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian CAAP. See "Cash Available for Distribution"

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STA and STA ULC may not receive dividends from the Company provided for in the dividend policy the board of directors of the Company adopted or any dividends at all

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Indenture, the Second Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the Indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

Subject to restrictions set forth in theIindenture, the Issuer may defer the payment of interest to holders for a significant period of time

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the Indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due

and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution

The Subordinated Notes are denominated in Canadian dollars, and payment of the Subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to common share holders and to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional arrangements as contracts related to the initial five year agreement expire and (ii) and entered into additional arrangements subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS distributions for the next five years and approximately 85% of currently anticipated monthly IPS distributions through January 2009, and that STA intends to fund the remaining amount of currently anticipated monthly IPS distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly distributions, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the transactions described above and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow and may adversely affect the Issuer's cash distributions.

The restrictive covenants in the Second Amended and Restated Credit Agreement, the Note Purchase Agreement, and the Subordinated Note Indenture could impact the Company's business and affect its ability to pursue its business strategies

The Second Amended and Restated Credit Agreement, Note Purchase Agreement and the Subordinated Note Indenture both feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;
- sell assets;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;

- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Second Amended and Restated Credit Agreement and Note Purchase Agreement include other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, including STA ULC prepaying the Subordinated Notes, while debt under the Second Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Second Amended and Restated Credit Agreement and Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Second Amended and Restated Credit Agreement or in the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Second Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under that facility together with accrued interest and other fees, to be immediately due and payable which would result in an Event of Default under the Subordinated Note Indenture.

The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be interpreted or changed in a manner, which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. On closing of the IPS Offering, the Private Placement of IPSs in October 2005 and the Bought Deal for IPSs in June 2006, the Company received opinions from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to make interest or dividend payments on the Subordinated Notes and the common shares owned by STA and may affect the Company's ability to continue as a going concern.

In addition, such a re-characterization may cause Non-U.S. Holders to be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes.

Status of the Subordinated Notes as debt may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

There is no active public market for the Common Shares and Subordinated Notes and holders may have limited liquidity

Although the Common Shares and the Subordinated Notes are listed and posted for trading on the TSX, they do not currently have an active trading market. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares, including the Exchange Offer, there is no guarantee that an active trading market will emerge. Moreover, some of the steps taken to increase the liquidity of the Common Shares, including the Exchange Offer, will reduce the liquidity of the IPSs and the Subordinated Notes. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated. Each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. ("CIBC") has previously advised us that it intends to make a market in the Subordinated Notes subject to customary market practice and applicable legal and regulatory requirements and limitations. However, neither BMO Nesbitt Burns Inc. nor CIBC is obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. and/or CIBC makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

For further discussion of the foregoing and other risk factors reference should be made to the Company's Annual Information Form, a copy of which can be obtained at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the years ended June 30, 2007 and 2006

See Note # 7 for summary consolidating financial information

Student Transportation of America Ltd.

Consolidated Financial Statements

For the years ended June 30, 2007 and 2006

Contents

AUDITORS' REPORT

To the Shareholders of Student Transportation of America Ltd.:

We have audited the consolidated balance sheets of Student Transportation of America, Ltd. as at June 30, 2007 and 2006 and the consolidated statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey
September 21, 2007

Student Transportation of America Ltd.
Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at June 30, 2007	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 4,025	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $187 and $116 at June 30, 2007 and 2006, respectively	14,975	12,206
Inventory	1,615	1,584
Prepaid expenses	8,991	5,989
Other current assets (Note 15)	3,585	3,464
Total current assets	33,191	30,931
Other assets (Note 2)	7,463	7,935
Property and equipment, net (Note 4)	91,232	95,546
Foreign currency exchange contracts (Note 15)	4,696	3,976
Other intangible assets, net (Note 5)	47,526	51,658
Goodwill (Notes 3 and 5)	73,877	64,133
Total assets	$ 257,985	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,303	$ 1,577
Accrued expenses and other current liabilities	13,497	12,426
Current portion of long-term debt (Note 7)	2,312	2,450
Total current liabilities	17,112	16,453
Long-term debt (Note 7)	123,210	106,931
Future income tax liability (Note 6)	24,916	32,540
Total liabilities	165,238	155,924
Commitments and contingencies (Notes 11 and 14)		
Minority interest (Note 9)	2,221	7,419
Shareholders' equity		
Common shares (Note 8)	128,000	112,061
Accumulated deficit	(34,101)	(16,326)
Cumulative currency translation adjustments	(3,373)	(4,899)
Total shareholders' equity	90,526	90,836
Total liabilities and shareholders' equity	$ 257,985	$ 254,179

See accompanying notes.

On Behalf of the Board,

Irving R. Gerstein George Rossi

Student Transportation of America Ltd.
Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	Year ended June 30, 2007	Year ended June 30, 2006
Revenues	$ 168,110	$ 132,995
Costs and expenses:		
Cost of operations	122,251	95,424
General and administrative	17,136	12,802
Non-cash stock compensation	1,862	919
Depreciation expense	18,596	14,964
Amortization expense	5,889	6,198
Total operating expenses	165,734	130,307
Income from operations	2,376	2,688
Interest expense	15,834	13,262
Unrealized gain on foreign currency exchange contracts	(1,481)	(4,262)
Other (income) expense	(642)	52
Loss before income taxes and minority interest	(11,335)	(6,364)
Recovery of income taxes (Note 6)	(4,391)	(2,695)
Minority interest (Note 9)	170	226
Net loss	(7,114)	(3,895)
Accumulated deficit- beginning of year	(16,326)	(5,550)
Dividends declared	(10,603)	(6,881)
Repurchase of common shares	(58)	
Accumulated deficit - end of year	$ (34,101)	$ (16,326)
Weighted average number of shares outstanding	21,503,659	15,085,650
Basic and diluted net loss per common share (Note 8)	**$ (0.33)**	**$ (0.26)**

See accompanying notes.

Student Transportation of America Ltd.
Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Year ended June 30, 2007	Year ended June 30, 2006
Operating activities		
Net loss	$ (7,114)	$ (3,895)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Minority interest	170	226
Future income taxes	(4,391)	(2,695)
Unrealized gain on foreign currency exchange contracts	(1,481)	(4,262)
Amortization of deferred financing costs	1,628	1,445
Non cash stock compensation expense	1,862	919
(Gain)/loss on disposal of assets	(161)	52
Depreciation expense	18,596	14,964
Amortization expense	5,889	6,198
Changes in current assets and liabilities:		
Accounts receivable	(2,842)	898
Prepaid expenses, inventory and other current assets	(2,093)	(3,534)
Accounts payable	(295)	701
Accrued expenses and other current liabilities	(63)	1,599
Changes in other assets and liabilities	410	187
Net cash provided by operating activities	10,115	12,803
Investing activities		
Business acquisitions, net of cash acquired of $270 and $863 at June 30, 2007 and 2006, respectively	(10,144)	(43,401)
Purchases of property and equipment	(11,513)	(22,536)
Proceeds on sale of equipment	1,540	328
Net cash used in investing activities	(20,117)	(65,609)
Financing activities		
Secondary offerings of common shares, net of expenses	-	54,592
Secondary offerings of 14.0% Subordinated Notes	-	26,946
Private Placement offering of common shares, net of expenses (Note 8)	16,227	-
Repurchase of common shares, net of expenses	(346)	-
Redemption of 14% subordinated notes	(183)	-
Senior Secured Note issuance (Note 7)	35,000	
Repurchase of Class B Series One common shares (Note 9)	(8,551)	
Deferred financing costs	(1,590)	(2,188)
Common stock dividends	(11,080)	(7,316)
Borrowings on credit facility	95,163	98,612
Payments on credit facility	(115,450)	(111,287)
Repayments on seller debt and equipment financing	(1,951)	(522)
Net cash provided by financing activities	7,239	58,837
Effect of exchange rate changes on cash	(900)	-
Net increase (decrease) in cash and cash equivalents	(3,663)	6,031
Cash and cash equivalents at beginning of period	7,688	1,657
Cash and cash equivalents at end of period	$ 4,025	$ 7,688

See accompanying notes.

Student Transportation of America Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007 and 2006
(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn $10,857, ($8,854). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions

(000's of U.S. Dollars, unless specified)

1. General (continued)

(including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn \$3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of additional IPSs pursuant to the Bought Deal included the issuance of an additional \$16.9 million (Cdn \$18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed \$5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its credit facility or out of available cash. Any

(000's of U.S. Dollars, unless specified)

1. General (continued)

purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. The Company purchased for cancellation 56,000 IPS's out of available cash during the year ended June 30, 2007 (see Note 8).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 7). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 9). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 9).

On March 29, 2007, the Issuer sold 3,010,000 common shares pursuant to a private placement for total gross cash proceeds of $17.3 million (Cdn $20.0 million). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.56% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. Prior to the repurchase and cancellation of all the Class B-Series One common shares completed during the current fiscal year, the Company held a 94.46% interest in STA Holdings. In connection with the repurchase and cancellation and the resulting decrease in minority interest percentage related to both, the Company recorded an increase in goodwill and minority interest of $2.4 million on the consolidated balance sheet as at June 30, 2007.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies are described below:

Foreign Currency Translation

The functional currency of the Company, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of the Company's operations in the United States, is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Subordinated Notes and Separate Subordinated Notes of STA ULC are denominated in Canadian dollars. As the functional currency of STA ULC is the Canadian dollar, exchange gains or losses related to the Notes on the translation of the STA ULC financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity.

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statements of operations in other income.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase.

2. Basis of Presentation (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill and other long-lived assets.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. A significant portion of the Company's operations is with school districts on the East and West coasts of the United States. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Other property and equipment is depreciated on a straight line basis over three to five years.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Goodwill and Other Identifiable Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually, or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. If the carrying value of goodwill and trade names exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading values of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful live of 2 to 5 years (see Notes 3 and 5). Amortization of intangible assets amounted to $5.9 million and $6.2 million for the year ended June 30, 2007 and 2006, respectively.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to interest expense over the term of the related debt. In addition to the costs associated with the Company's credit agreement, the Company capitalized costs related to its indebtedness incurred in connection with the initial IPS Transactions as well as subsequent issuances of additional IPS units. The carrying value of deferred financing costs were $6.7 million and $7.0 million as of June 30, 2007 and 2006, respectively. Amortization expense totaled $1.6 million and $1.4 million for the years ended June 30, 2007 and 2006, respectively. Deferred financing costs are included in other assets in the consolidated balance sheets.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include the loss of a significant school district customer contract, a

2. Basis of Presentation (continued)

significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses of projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

Revenue Recognition

Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. The Company bills customers on a monthly basis based upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Insurance Reserves.

The Company had approximately $5.1 million and $3.4 million in recorded insurance reserves, at June 30, 2007 and 2006, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of

2. Basis of Presentation (continued)

operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized $0.9 million and $1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares issued. The Class B – Series Two common shares are not traded in an active market and have certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

Start-Up Activities

Start-up costs are expensed as incurred.

Accounting for Derivatives and Hedging Activities

The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

2. Basis of Presentation (continued)

Segment Reporting

The Company, through its subsidiaries, is a provider of school transportation and management services to public and private schools in North America. The Company operates in one segment, the school bus transportation industry. While the Company has only one operating segment, it does derive revenue from customers in both the United States and Canada. The table below summaries revenue and assets by geographical area for the years ended June 30, 2007 and 2006 (in 000's):

2007

	Revenues	Property and Equipment (net)	Goodwill
United States	$ 155,994	$ 83,274	$ 61,857
Canada	12,116	7,958	12,020
Total	$ 168,110	$ 91,232	$ 73,877

2006

	Revenues	Property and Equipment (net)	Goodwill
United States	$ 127,663	$ 90,597	$ 58,569
Canada	5,332	4,949	5,564
Total	$ 132,995	$ 95,546	$ 64,133

Minority Interest

Prior to December 22, 2006, minority interest consisted of the Class B-Series One common shares of STA Holdings retained by the existing investors in STA Holdings upon the close of the IPS Offering as well as Class B-Series Two common shares of STA Holdings issued under the STA Holding Equity Incentive Plan ("EIP"). On December 22, 2006, the Company repurchased and canceled all 872,652 Class B-Series One shares held by existing investors. The Class B common shares represent a 1.4% and 4.5% interest in STA Holdings as at June 30, 2007 and 2006, respectively (See Note 9).

Earnings (loss) per Share

Earnings (loss) per share is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Recent Accounting Pronouncements

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosures", CICA 3863, "Financial Instruments-Presentation", and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risk associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.7 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

upon the final determination of the fair value of the assets acquired and liabilities assumed.

Property and equipment	$ 3,704
Intangible assets	1,683
Future income taxes	(584)
Subtotal	4,803
Goodwill	5,924
Total	$ 10,727

The purchase price consisted of $10.5 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during 2006 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada
- March 8, 2006 – Liftlock Coach Lines Limited and R. Bennett Bus Line Ltd., (together "Liftlock") located in Ontario, Canada
- April 18, 2006 – McCrillis Transportation Inc. located in Portsmouth, New Hampshire
- May 1, 2006 – Positive Connections, Inc. ("PCI"), located in Illinois and Minnesota

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $48.4 million. The Company has revised the purchase price allocation of PCI, which was acquired in May 2006. This revision resulted in a decrease of net working capital of $0.9 million and a corresponding increase of $0.9 million in goodwill.

Current assets, less current liabilities	$ 582
Property and equipment	27,412
Intangible assets	8,984
Future income taxes	(8,206)
Subtotal	28,772
Goodwill	19,633
Total	$ 48,405

The purchase price consisted of $44.3 million in cash and $4.1 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $5.8 million that will be amortized over 21 to 23 years, covenants not to compete of $1.6 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $1.6 million with an indefinite life.

4. Property and Equipment

June 30, 2007	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 192	$ -	$ 192	
Buildings	231	(49)	182	40
Transportation equipment	127,176	(37,651)	89,525	7 to 11
Leasehold improvements	537	(160)	377	life of lease
Other machinery and equipment	1,699	(743)	956	3 to 5
	$ 129,835	$ (38,603)	$ 91,232	

4. Property and Equipment (continued)

June 30, 2006	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 192	$ -	$ 192	
Buildings	231	(31)	200	40
Transportation equipment	116,836	(22,702)	94,134	7 to 11
Leasehold improvements	311	(134)	177	life of lease
Other machinery and equipment	1,293	(450)	843	3 to 5
	$ 118,863	$ (23,317)	$ 95,546	

5. Goodwill and Other Intangible Assets

Intangible assets consist of the following (in 000)'s:

	2007			2006			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Contract Rights	$ 37,507	$ (4,074)	$ 33,433	$ 36,311	$ (2,337)	$ 33,974	21-23
Convenants not to compete	12,679	(11,261)	1,418	12,233	(7,109)	5,124	2-5
Tradenames	12,675	-	12,675	12,560	-	12,560	None (Indefinite Life)
Total	$ 62,861	$ (15,335)	$ 47,526	$ 61,104	$ (9,446)	$ 51,658	

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006 (in 000's):

Balance as of June 30, 2005	$ 44,045
Goodwill additions related to acquisitions	18,743
Goodwill additions as a result of step acquisition	1,345
Balance as of June 30, 2006	64,133
Goodwill additions related to acquisitions	6,841
Goodwill additions as a result of step acquisition	2,352
Foreign currency effects on goodwill	551
Balance as of June 30, 2007	$ 73,877

6. Income Taxes

The tax provision reported in the consolidated financial statements is made up of the following components (in 000's):

	2007	2006
Federal:		
Current	$ -	$ -
Deferred	(3,433)	(2,073)
	(3,433)	(2,073)
State and local:		
Current	68	89
Deferred	(1,026)	(711)
	(958)	(622)
Total provision	$ (4,391)	$ (2,695)

The difference between the effective rate reflected in the provision for income taxes and the amount determined by applying the U.S. federal statutory rate to income before income taxes for the fiscal year ended June 30, 2007 and June 30, 2006 is analyzed below (in 000's):

	2007	2006
Provision for income taxes at statutory rate	($3,805)	($2,292)
State income taxes, net of federal effect	(632)	(410)
Other	46	7
	($4,391)	($2,695)

The components of future income tax are as follows (in 000's):

	2007	2006
Future tax liabilities:		
Intangibles	($15,571)	($17,548)
Difference in book and tax basis of property and equipment	(24,233)	(23,286)
Other	-	(803)
Total future tax liabilities	($39,804)	($41,637)
Future tax assets:		
Net operating loss carry forward	11,904	9,097
Other	2,984	-

Total future tax assets	14,888	9,097
Net future tax liabilities	$(24,916)	$(32,540)

At June 30, 2007, the Company has available U.S. net operating loss carry forwards of approximately $28.8 million expiring in the years 2013 through 2021 and Canadian net operating loss carry forwards of approximately $1.1 million expiring in 2016.

7. Debt

Indebtedness of the Company includes the following (in 000's):

	Amounts Outstanding at			
	June 30, 2007		June 30, 2006	
	Current	Long Term	Current	Long Term
Second Amended Credit Facility				
Term loan facility	$ -	$ -	$ -	$ 24,300
Revolving credit facility	-	3,650	-	-
Senior Secured Notes	-	35,000	-	-
Equipment financing	16	-	94	16
Promissory notes due to former owners: interest at 7%	2,296	399	2,356	2,091
Subordinated Notes and Separate Subordinated Notes	-	84,161	-	80,524
	$ 2,312	$ 123,210	$ 2,450	$106,931

Maturities of long-term debt are as follows (in 000's):

	Second Amended Credit Facility	Senior Secured Notes	Equipment Financing	Due to Former Owners	Subordinated Debt
Year ending June 30,					
2008	$ -	$ -	$ 16	$ 2,296	$ -
2009	-	-	-	275	-
2010	-	-	-	95	-
2011	-	-	-	29	-
2012	3,650	35,000	-	-	-
Thereafter	-	-	-	-	84,161
	$ 3,650	$ 35,000	$ 16	$ 2,695	$ 84,161

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

Second Amended and Restated Credit Agreement

During the fiscal year ended June 30, 2007, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 9) and for general corporate purposes.

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36 % at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualified as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million was recorded as a gain during the fiscal year.

In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreements, respectively, to allow for the prepayment of 14% subordinated notes in connection with the Exchange Offer resulting from the tender of subordinated notes of STA ULC for common shares of STA Ltd. (See Note 17).

Subordinated Notes and Separate Subordinated Notes

The Notes are denominated in Canadian dollars with an aggregate principal amount of Cdn $89,666, at June 30, 2007. Interest on the Notes accrues at the rate of 14% per annum and the Notes are due on December 21, 2016. Upon maturity, the principal amount of the Notes will be payable in Canadian dollars. Interest on the Notes is payable monthly. On or after the fifth anniversary of the issuance of the Notes, the Company may redeem the notes for the principal amount plus a premium that declines over time.

7. Debt (continued)

Prior to the fifth anniversary of the closing of the offering, STA ULC will be permitted, at its election, to defer interest payments on the Notes, if and for so long as the Interest Coverage Ratio under the Note Indenture of the Company for the most recent twelve-month period ending on the last day of any month, is less than the Interest Deferral Threshold (as defined in the Note Indenture), unless a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing, or any other Event of Default with respect to the Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond the fifth anniversary of the closing of the IPS Offering.

In addition, after the fifth anniversary of the closing of the offering, STA ULC may at its election defer interest on the Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing or any other Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any preceding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Notes will bear interest at the same rate as the stated rate on the Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Notes, including interest on deferred interest. All interest deferred prior to the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on the fifth anniversary of the closing of the offering. All interest deferred after the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

7. Debt (continued)

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other restricted payments. The Second Amended and Restated Credit Agreement contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Notes.

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering or upon acquisition for subsidiaries acquired subsequent to the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock in March 2006, Simcoe in July 2006 and Burley in December 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the years ended June 30, 2007 and 2006 are as follows (000's):

2007

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Consolidating Adjustments	Total Consolidated Amounts
Revenue	$ -	$155,994	$12,116	$ -	$168,110
Income from operations	-	538	1,838	-	2,376
Net income (loss)	-	(8,336)	1,222	-	(7,114)
Current assets	-	31,036	2,155	-	33,191
Non-current assets	-	201,180	23,614	-	224,794
Current liabilities	-	16,001	1,111	-	17,112
Non-current liabilities excluding minority interest	$84,161	$63,834	$20,951	($20,820)	$148,126

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

2006	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Consolidating Adjustments	Total Consolidated Amounts
Revenue	$ -	$127,663	$5,332	$ -	$132,995
Income from operations	-	1,810	878	-	2,688
Net income (loss)	-	(4,487)	592	-	(3,895)
Current assets	-	30,061	870	-	30,931
Non-current assets	-	210,049	13,199	-	223,248
Current liabilities	-	15,430	1,023	-	16,453
Non-current liabilities excluding minority interest	$80,524	$58,517	$12,146	($11,716)	$139,471

Promissory Notes Due to Former Owners

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.

In the event of liquidation of the Company, payment of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

8. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs and common shares as described above (see Note 1). Each IPS consists of one common share of STA and Cdn $3.847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

(000's of U.S. Dollars, unless specified)

8. Common Shares (continued)

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 56,000 IPS Units during the year ended June 30, 2007. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.3 million.

On June 14, 2006, the Company issued 4,900,000 common shares for net proceeds of $34,583 (Cdn $38,519) pursuant to a bought deal of IPSs. On October 25, 2005, the Company issued 3,100,000 common shares for net proceeds of $20,009 (Cdn $23,810) pursuant to a bought deal private placement of IPSs.

On March 29, 2007, the Company issued 3,010,000 common shares pursuant to an equity only private placement for net proceeds of $16.2 million.

As at June 30, 2007, 23,718,554 common shares are issued and outstanding, of which 20,705, 554 are represented by IPS's , 3,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 are common shares issued through an equity only private placement completed during the fiscal year. At June 30, 2006, 20,764,554 common shares were issued and outstanding, of which 20,763,554 were represented by IPS's and 1,000 were common shares related to IPSs that were split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the year ended June 30, 2007 and 2006 were calculated based on weighted average common shares outstanding of 21,503,659 and 15,085,650, respectively.

For the years ended June 30, 2007 and 2006, dividends declared totaled $11.3 million and $7.7 million, respectively. Dividends declared for the year ended June 30, 2007 consisted of $10.6 million in dividends on the Company's common stock and $0.7 million in dividends on STA Holdings' Class B common stock. Dividends declared for the year ended June 30, 2006 consisted of $6.9 million in dividends on the Company's common stock and $0.8 million in dividends on STA Holdings' Class B common stock. Dividends paid for the year ended June 30, 2007 amounted to $10.4 million and $0.7 million for the Company and STA Holdings, respectively. The remaining $1.1 million of dividends

(000's of U.S. Dollars, unless specified)

8. Common Shares (continued)

accrued at June 30, 2007 were paid on July 15, 2007. Dividends paid for the year ended June 30, 2006 amounted to $6.5 million and $0.8 million for the Company and STA Holdings, respectively. The remaining $0.9 million of dividends accrued on June 30, 2006 were paid on July 15, 2006. The accrued dividends are recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

9. Minority Interest

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issued pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B – Series One common shares, the Company recorded an increase in goodwill of $2.4 million.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at June 30, 2007 consists of the 345,697 Class B – Series Two common shares of STA Holdings issued and outstanding pursuant to the EIP.

10. Stock Based Compensation

The Company's Employees Incentive Plan ("EIP") provides for the issuance of stock options, stock appreciation rights, common shares, restricted shares, performance units, performance shares, deferred stock, dividend equivalents, or other stock based awards as defined in the EIP, in recognition of eligible employees accomplishments and achievement that are consistent with the Company's goals. Common shares were the only type of award granted, for the years ended June 30, 2007 and 2006. The common shares are non-transferable and subject to forfeiture if the employee does not satisfy certain conditions included in the applicable award agreement.

A maximum of 717,747 Class B-Series Two common shares are available for issuance in connection with grants of awards under the EIP. Pursuant to the EIP, STA Holdings granted 290,073 and 133,549 Class B-Series common shares for the years ended June 30, 2007 and 2006, respectively. The shares were fully vested on the grant date.

The Company recognized $1.9 million and $0.9 million in non-cash stock based compensation expense related to this grant during the years ended June 30, 2007 and 2006, respectively, based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of common shares, 50,760 and 27,165 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants for the years ended June 30, 2007 and 2006, respectively. As such, 345,697 and 106,384 restricted shares relating to these grants remain outstanding as at June 30, 2007 and 2006, respectively.

11. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the years ended June 30, 2007 and 2006, respectively. The Company also leases certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. As the operating lease program with GE Capital started in July 2006, there was no operating lease expense for the year ended June 30, 2006. The terms of these and other leases expire at various times through 2018.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases (in 000's):

(000's of U.S. Dollars, unless specified)

11. Lease Commitments (continued)

	Facilities Leases	Vehicle Leases	Total
Year ending June 30:			
2008	$ 5,104	$ 2,096	$ 7,200
2009	4,119	2,096	6,215
2010	3,759	2,096	5,855
2011	1,868	2,096	3,964
2012 and thereafter	3,182	2,937	6,119
Total minimum payments	$ 18,032	$ 11,321	$ 29,353

12. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred minimal expenses related to the plan for the years ended June 30, 2007 and 2006.

13. Related Party Transactions

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid Coast Cities $0.2 million and $0.3 million for the years ended June 30, 2007 and 2006, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company did not make any payments to Reilly Partners for executive search services for the year ended June 30, 2007. The Company paid $0.1 million to Reilly Partners during the year ended June 30, 2006 for executive search services.

14. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers'

14. Commitments and Contingencies (continued)

compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $1.6 million and $1.3 million of letters of credit outstanding at June 30, 2007 and 2006, respectively. Of these amount, $0.6 million and $0.4 million are supported by cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2007 and 2006, respectively.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent school year, outstanding performance bonds aggregated $32.3 million. There are no collateral requirements for these surety bonds.

15. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016. Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	12.0	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
July 2011-March 2012	9	10.0	10.9	1.1022
		58.9	69.7	

(000's of U.S. Dollars, unless specified)

15. Foreign Currency Exchange Contracts (continued)

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain two year Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April 2007, the Company extended the collar transactions another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00.

STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $6.7 million at June 30, 2007, of which $2.0 million is recorded in other current assets on the consolidated balance sheet. The Forward Contracts have a notional amount of approximately $58.9 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

16. Supplemental Cash Flow Information

The Company paid $14.2 million and $11.5 million in interest for the years ended June 30, 2007 and 2006, respectively. The Company paid $0.1 million and $0.2 million in taxes for the years ended June 30, 2007 and 2006, respectively.

17. Subsequent Events

On July 30, 2007, the Company announced an exchange offer (the "Exchange Offer") under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn $45.8 million principal amount of Notes, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

(000's of U.S. Dollars, unless specified)

17. Subsequent Events (continued)

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliot Coach Lines Limited and Elliot Coach Lines (Fergus) Limited (the "Elliott Acquisition"), located in Guelph, Ontario. The Elliot Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

Student Transportation of America®

Student Transportation of America

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by management of Student Transportation of America Ltd. (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual meeting (the "Meeting") of Shareholders to be held on Wednesday, November 14, 2007 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario at 2:00 p.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated September 30, 2007 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints DENIS GALLAGHER or, failing him, PATRICK WALKER (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the election of members of the board of directors; and

2. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the re-appointment of Ernst & Young LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration.

DATED this _______ day of ________________________, 2007.

____

Name of Shareholder

____

Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** Management of the Issuer presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by or on behalf of management of the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

Student Transportation of America®

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2007

September 28, 2007

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Wednesday, the 14th day of November, 2007, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2007, together with the report of the auditors thereon;
2. **TO ELECT** members of the board of directors of the Issuer;
3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and
4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 28th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"*Denis J. Gallagher*"

Chairman of the Board of Directors
Student Transportation of America Ltd.

STUDENT TRANSPORTATION OF AMERICA LTD.

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation of proxies by or on behalf of management of Student Transportation of America Ltd. (the "**Issuer**") for use at the annual meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Issuer to be held on the 14th day of November, 2007 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario commencing at 2:00 p.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this information circular.

The information contained herein is given as at the 28th day of September, 2007, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this information circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. **A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer.**

Computershare Trust Company of Canada (the "**Agent**") holds the Common Shares represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting, of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative's written revocation of any such previous instructions. At the Meeting, the IPS Holder (or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question, proposal or proposition. Together with this information circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on November 12, 2007, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted: (a) FOR the election of the seven nominees to the board of directors listed under the heading "Matters to be Considered at the Meeting - Election of Directors" and (b) FOR the appointment of Ernst & Young LLP as auditors of the Issuer and the fixing of the remuneration of the auditors.**

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing this information circular, the directors of the Issuer (the "**Directors**") know of no such amendments, variations or other matters.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Issuer (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant), should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of The Canadian Depository for Securities Limited ("**CDS**") or its nominee and not in the Beneficial Holder's own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the voting instruction forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 31,688,163 Common Shares outstanding (including Common Shares which form part of IPSs). All of the outstanding Common Shares underlying IPSs are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on September 27, 2007, the record date established for the notice of the meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

To the knowledge of the Directors, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares other than: (i) the Caisse de Dépôt et Placement du Québec, which holds 2,000,000 IPSs and 5,609,116 Common Shares (which latter figure includes 2,000,000 Common Shares which form part of IPSs), representing approximately 17.5% and 17.7% of the total IPSs and Common Shares outstanding, respectively; and (ii) Sentry Select Capital Corp. ("**Sentry Select**"), whose managed client accounts hold, in the aggregate, 3,944,016 Common Shares, representing approximately 12.4% of the total Common Shares outstanding. Sentry Select acts as an investment manager on behalf of its mutual funds or other managed client accounts, and does not have any beneficial ownership of the Common Shares.

MATTERS TO BE CONSIDERED AT THE MEETING

1. Election of Directors

The number of directors to be elected at the Meeting has been fixed at seven. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed. Each director will also serve on the board of directors of Student Transportation of America ULC ("**STA ULC**"), which is an indirect subsidiary of the Issuer.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as directors. Biographies for the directors, which include a summary of each director's principal occupation and employment within the five preceding years, are set out at pages 56 to 58 of the Issuer's annual information form dated September 28, 2007 (the "**AIF**"). The AIF can be found under the Issuer's profile at www.sedar.com. Upon request, the Issuer will provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Place of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over Common Shares (1)	Ownership or Control Over STA Holdings' Class B Shares (6)	DSU Units elected in lieu of Board Fees under DSU Plan of the Issuer (9)
Victor Wells (3)(5)(7) Ontario, Canada	Corporate Director	September 2006	1,000	--	210
George Rossi (3)(5) Quebec, Canada	Corporate Director	October 2004	50,100	--	--
David Scopelliti (3)(5) Connecticut, United States	Principal - GarMark Partners	October 2004	1,850(10)	--	105
Irving Gerstein (2)(3)(5) Ontario, Canada	Corporate Director	October 2004	28,390	--	--
Kenneth Needler (2)(6) Ontario, Canada	Corporate Director	September 2004	--	5,000	--
Denis Gallagher (4)(6) New Jersey, United States	Chief Executive Officer of the Issuer	September 2004	18,370	288,287	--
Robert Reilly(2)(5)(8) Illinois, United States	Chairman of Reilly Partners	May 2007	1,500(8)	--	1,048

Notes:

1. The information as to Common Shares beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been furnished by the respective nominees individually.
2. Member of Compensation, Nominating and Corporate Governance Committee ("**CNCG Committee**") of the Issuer.
3. Members of the Audit Committee of the Issuer, STA ULC and Student Transportation of America Holdings, Inc. ("**STA Holdings**" or the "**Company**").
4. Chairman of the board of directors of the Issuer.
5. Independent director.
6. Messrs. Needler and Gallagher beneficially own 5,000 and 288,287, respectively, of the issued Class B Series Two common shares of STA Holdings, representing 1.0% and 60.5%, respectively, of the outstanding Class B, Series Two common shares of STA Holdings.
7. Mr. Wells was the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the Companies' Creditors Arrangement Act in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.
8. Robert E. Reilly beneficially owns 1,500 IPSs of the Issuer. Mr. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, Mr Reilly was the President and a director of the fifth-largest executive search firm in the U.S. In this capacity, Mr. Reilly has successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in a variety of industries. Prior to that, Mr. Reilly served as a Senior Vice President, strategic group of LaSalle Partners (now Jones Lang LaSalle) where he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively. Mr. Reilly serves as Chairman of the University of Notre Dame's Mendoza College Graduate School of Business John Cardinal O'Hara Society. He received both his undergraduate degree and MBA from the University of Notre Dame. He is also a graduate of the Human Resources Executive Program at Stanford University's Graduate School of Business.
9. As of September 28, 2007, Messrs. Wells, Scopelliti and Reilly were issued the above-noted DSU Units of the Issuer noted in this column, in lieu of the aggregate receipt by them of $10,400 of Board fees.
10. David Scopelliti beneficially owns 1,850 IPSs of the Issuer.

On February 9, 2007, the board of directors of the Issuer adopted a policy, voluntary in nature, encouraging all the Issuer's directors to purchase and hold between three to five times their estimated gross annual directors' fees in securities of the Issuer, or in Notional Shares (as defined below) granted under the Issuer's Deferred Share Unit Plan, or DSU. The board's policy encourages accumulation of such holdings to take place during a phase-in period of three to five years after the implementation of the DSU.

2. Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP be appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Issuer since December 9, 2004. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint Ernst & Young LLP as auditors of the Issuer and authorize the directors to fix their remuneration.**

3. Financial Statements

The annual report, the financial statements of the Issuer for the fiscal year ended June 30, 2007 and the Auditors' Report thereon accompanying this information circular will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid during the 2007, 2006, and 2005 financial years to the individuals who were, during fiscal 2007, the Chief Executive Officer and Chief Financial Officer of the Issuer and the other most highly compensated executive officers of the Issuer or the Company (collectively, the "**Named Executive Officers**").

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Shares Subject to Resale Restrictions (US$)	All Other Compensation (US$)
Denis Gallagher	2007	409,500	0	19,608(2)	985,644(6)	–
Chief Executive	2006	409,500	0	19,608	658,155	–
Officer	2005	390,750	175,000	19,608	–	–
Patrick Walker	2007	277,500	0	13,080(3)	255,100(6)	–
Chief Financial	2006	240,000	80,000	13,080	34,400	–
Officer	2005	198,333	75,000	13,080	–	–
David White (1)	2007	309,167(1)	0	32,751(4)	161,800(6)	43,235(7)
Chief Operating	2006	331,250	0	37,358	12,983	–
Officer	2005	75,000	0	2,250	–	–
Christopher Harwood	2007	186,468	0	15,838(5)	87,948(6)	–
Vice President,	2006	165,376	50,000	13,481	34,400(6)	–
Finance	2005	158,550	50,000	12,180	–	–

Notes:

1. Mr. White's employment with the Issuer ceased effective May 31, 2007. Fiscal 2007 salary covers the period from July 1, 2006 to May 31, 2007, inclusive.
2. Includes car allowance of US$9,000 and life insurance premiums of US$10,608.
3. Includes car allowance of US$7,800 and life insurance premiums of US$5,280.
4. Includes car allowance of US$9,000 and life insurance premiums of US$20,075.
5. Includes car allowance of US$10,558 and life insurance premiums of US$5,280. Mr. Harwood's salary and car allowance were paid in Canadian dollars. U.S. dollar figures for disclosure purposes were calculated on the basis of Cdn.$1.1328 per US$1.00.
6. Represents the estimated value of Class B Series Two common shares of STA Holdings as at the date granted to the Named Executive Officer in the fiscal year ended June 30, 2007 pursuant to the EIP ("**EIP Shares**"). During such period, 153,737, 40,000, 25,000 and 13,667 EIP Shares were issued to Messrs. Gallagher, Walker, White and Harwood, respectively. For a description of the EIP see "Report on Executive Compensation".
7. Includes payment of US$41,480 in severance payments and US$1,825 in life insurance premiums payable to the Named Executive Officer.

Deferred Share Unit Plan of the Issuer

In fiscal 2007, the board of directors of the Issuer established a Deferred Share Unit Plan ("**DSU**") for the non-management directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the Common Shares (the "**Notional Shares**") which is allocated to the participant's DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common share component of the IPSs and be credited to the participant's DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control (as defined in the DSU plan).

Prior to the fourth quarter of fiscal 2007, three of the Issuer's independent directors, Messrs. Reilly, Scopelliti and Wells, elected to receive all or a portion of their retainer fee and meeting fees in Notional Shares. Subsequent to the June 30, 2007 fiscal year-end of the Issuer, these three directors reiterated their percentage participation in the DSU such that their fees will be reduced to the extent of their DSU participation and they will continue, throughout the 2008 fiscal year, to receive Notional Shares in lieu of fees based on the proportion of their fees that they have elected to be deferred under the plan. See "Matters to be Considered at the Meeting – Election of Directors" above for further information about directors' equity participation in the Issuer and "Compensation of Directors" below for further information about directors' compensation.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth details of the Issuer's equity compensation plan as at the end of the Issuer's fiscal year ended June 30, 2007:

Equity Incentive Plan Information[1]

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	--	--	241,285 Class B – Series Two shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Notes:

1. The Equity Incentive Plan is a plan of STA Holdings.

Employment Agreements

Messrs. Gallagher, Walker, White and Harwood have each entered into employment agreements with the Company providing for, among other things, an annual base salary, bonus eligibility provisions and certain perquisites. Unless otherwise specified, each of these agreements remains in effect until terminated by either party pursuant to its terms.

The employment agreement with Mr. Gallagher is for a three year term commencing on July 1, 2005 and provides for a base salary of US$409,500 per annum in fiscal 2007. The employment agreement with Mr. Gallagher also provides for an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors. Pursuant to his employment agreement, 95,662, 153,737 and 83,737 Class B, Series Two common shares of STA Holdings were granted to Mr. Gallagher in fiscal 2006, 2007 and 2008, respectively, and further grants are scheduled during the 2009 fiscal year. Mr. Gallagher's agreement provides that he is entitled to severance payments payable over a 36 month period equal to three times his annual base salary in effect at the time and three times the amount of the average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is (i) by the Company without Cause as defined therein, (ii) on the expiration date of the agreement due to the Company's failure to renew or (iii) by Mr. Gallagher for "Good Reason" as defined therein. If any such termination occurs within 24 months after a "Sale of the Company", as defined therein, the agreement provides that the severance payment shall be paid in a lump sum instead of instalments. Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of the Company, which are applicable for a period of three years following termination of his employment for whatever reason, and which provide for cessation and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants.

The employment agreement with Mr. Walker provides for a base salary of US$285,000 per annum effective September 1, 2006, with a bonus structure tied to the performance of the Company and personal achievement goals that could amount to a maximum of 40% of his base salary. Mr. Walker's employment agreement provides that he will be entitled to receive an amount equal to 12 months' salary in the event of a termination of employment by the Company without cause, or upon: (i) a "Change in Control" of the Company as defined therein, (ii) the liquidation, consolidation or merger of the Company with another entity; or (iii) a sale of all or substantially all of the Company's assets.

Mr. White's employment with the Issuer ceased effective May 31, 2007 and all matters have been settled with Mr. White pursuant to a Separation Agreement effective that date.

Mr. Harwood's agreement with the Issuer provides for a base salary of Cdn$212,420 per annum effective September 1, 2006, and a discretionary bonus. In fiscal 2007, Mr. Harwood's total compensation consisted of Cdn$211,320 in base compensation. No bonus was paid or accrued to Mr. Harwood in fiscal 2007.

COMPOSITION OF THE COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

For the year ended June 30, 2007, the CNCG Committee of the Issuer consisted of directors of the Issuer, Mr. Gerstein (committee chairman) and Mr. Needler, who was appointed on December 8, 2005, as well as Robert Reilly (who was appointed as a director and CNCG Committee member on May 31, 2007 and who is also a director of STA Holdings). Charles Grace, who resigned as a member of the board of STA Holdings, was on the CNCG Committee until January 16, 2007. Mr. Needler resigned as Chief Operating Officer of STA Holdings on June 30, 2005.

As of August 16, 2007, a Compensation Committee of STA Holdings was formed by the board of STA Holdings with approval of the Board of the Issuer, consisting of two of the three directors of STA Holdings, Mr. Reilly (committee chairman) and Mr. Scopelliti. The Compensation Committee reports to and takes direction from the CNCG Committee and the overall board of the Issuer as to its activities.

REPORT ON EXECUTIVE COMPENSATION

Compensation Policy

The objectives of the Issuer and STA Holdings with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain highly qualified executives and to motivate key executives to contribute to the interests of the Issuer and the Company. These objectives are to be met by the two principal components of the executive compensation package: (a) an annual component comprising salary and performance bonus; and (b) a long term component based on the Equity Incentive Plan described below. The bonus programs of the Company are designed to assist in attracting, retaining and motivating key personnel by tying a significant portion of their incentive compensation directly to the achievement of key personal goals, as well as strategic, financial and operational objectives that are critical to the ongoing growth and profitability of the Company. These programs are intended to result in the Issuer exceeding its per-IPS distribution targets.

The overall compensation of the Chief Executive Officer and the Chief Financial Officer is based on the following factors and criteria: (a) comparison with compensation of senior officers of similar issuers; (b) performance of the Issuer and the Company; and (c) performance and contribution of the Chief Executive Officer, the Chief Financial Officer and other officers of the Company.

Bonuses are paid from time to time to certain senior officers and certain management personnel of the Company. Such bonuses were paid with reference to the following considerations: each officer's performance and contribution to the success of the part of the Company's business that the officer is responsible for, as well as the Company's overall performance. In some cases, employment agreements with such senior officers and management personnel provided for the payment of a bonus. The payment of bonuses allows the Issuer and the Company to provide an incentive tied to corporate goals and recognize as well the individual achievements of key personnel. None of the Named Executive Officers were paid a bonus in fiscal 2007.

On November 10, 2005, the board of directors of STA Holdings adopted an Equity Incentive Plan ("**EIP**"), which is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates with those of the holders of IPSs and Common Shares, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company's employees, officers and consultants. The Shareholders approved the EIP at the annual and special meeting of the Issuer on December 8, 2005.

Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B, Series Two common shares of STA Holdings ("**EIP Shares**"), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of EIP Shares are subject to forfeiture and are non-transferable if the participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions). The EIP also provides for the issuance to participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as "**Awards**"). No such Awards have been approved, proposed or made to date, other than the EIP awards described below.

Under the EIP, a maximum of 717,747 EIP Shares were made available to be issued in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such Shares, the Shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP.

The Board and CNCG Committee of STA Holdings has, to date, approved aggregate awards of 569,025 EIP Shares to a total of 19 participants. In connection with these grants of shares, an aggregate 92,563 shares were withheld at the election of the Participants to satisfy tax withholdings on these grants. As such, 476,462 shares related to these grants remain outstanding as at September 12, 2007 (representing 1.5% of the issued common shares of STA Holdings). Further awards totalling 241,285 EIP Shares (representing 0.8% of the issued common shares of STA Holdings) are expected to occur during the 2008 fiscal year and 2009 fiscal year. The Company may seek Shareholder approval to exchange all EIP Shares to common shares of the Issuer at a future date.

During fiscal 2006, two outside compensation advisors were retained to assist the CNCG Committee in implementing steps necessary to determine certain compensation elements for the Company's officers. Those two advisors were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP (the "**Advisors**"). The mandate for the Advisors was to: (i) assess the long-term incentive plan ("**LTIP**") proposed as part of the Issuer's initial public offering of IPSs in order to assess whether that plan had the attributes to sufficiently align the interests of key officers and employees with those of the Issuer and Shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; (ii) review and assess the overall compensation package of the Issuer's CEO as it compares to the total compensation of senior officers of similar companies or trusts; and (iii) assuming that either the proposed LTIP plan in (i) or the compensation package in (ii) were found to be inadequate, make recommendations for redesign.

In reviewing and assessing the compensation package of the Issuer's CEO, the Advisors examined numerous comparable companies and income trusts both within the transportation industry and otherwise, in order to assess for the Committee an appropriate salary and short term incentive level for the CEO. The Advisors also provided advice to the Committee on recent trends in employment agreement documentation including enhanced protections and remedies for the employer party, and many of those terms were included in the CEO's employment agreement. The employment agreement entered into with the CEO provides for, among other things, an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors.

The Advisors also scrutinized the design of long term incentive programs at various comparable entities, and made recommendations to the Committee regarding the long term component of incentives for the CEO and other senior officers. In collaboration with the Advisors, a new employment agreement with the CEO was negotiated by the Committee and that agreement that was entered into on November 1, 2005. See "Executive Compensation – Employment Agreements". The Advisors also concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of, qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the proposed LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents. The Advisors' recommendations in this regard led to the design, formation and adoption, by the Committee and Board, of the EIP. There have been no further engagements of outside advisors on compensation matters since the above engagements in fiscal 2006.

On February 9, 2007, the board of directors of the Issuer adopted the Deferred Share Unit Plan, described above.

This report is submitted by the CNCG Committee of the Issuer: Irving Gerstein (CNCG Committee Chairman for fiscal 2007), Kenneth Needler and Robert Reilly and by the Compensation Committee of STA Holdings: Robert Reilly (Committee Chairman) and David Scopelliti. The Compensation Committee reports to and takes direction from the CNCG Committee and the board of the Issuer as to its activities.

Indebtedness of Directors and Officers

For the year ended June 30, 2007, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative return to IPS Holders for $100 invested in IPSs of the Issuer (assuming the reinvestment of distributions) with the total cumulative return of the S&P/TSX Composite Index for the period from December 21, 2004 to June 29, 2007.



$170
$160
$150
$140
$130
$120
$110
$100
$90
Dec. 21, 2004
June 30, 2005
June 30, 2006
June 29, 2007
Student Transportation of America Ltd. (Units)
S&P/TSX Composite Total Return Index

AUDIT COMMITTEE AND AUDITOR'S FEES

The Audit Committee of the Issuer and the fees payable to the Auditors of the Issuer are set out in pages 61 to 63 of the Issuer's annual information form, available under the Issuer's profile at www.sedar.com, and such information is incorporated by reference herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company utilizes Coast Cities Truck Sales, Inc. ("**Coast Cities**"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction the Company's CFO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of Denis Gallagher, the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. Amounts paid by the Company to Coast Cities were US$200,000 and US$300,000 for the fiscal years ended June 30, 2007 and June 30, 2006, respectively.

The Company utilizes Reilly Partners Inc. ("**Reilly Partners**"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners, is a director of the Issuer. The Company paid US$100,000 to Reilly Partners during the 2006 fiscal year for executive search services. The Company did not make any payments to Reilly Partners during the 2007 fiscal year.

COMPENSATION OF DIRECTORS

Compensation for non-management directors of the Issuer and STA Holdings is US$25,000 per year and US$1,500 per meeting for attending board or committee meetings in person. Directors receive US$500 for attending meetings by phone. The lead director receives additional remuneration of US$10,000 per year as compensation for his duties as lead director and for chairing a committee, and the Audit Committee chair receives additional remuneration of US$5,000 per year. The Compensation Committee chair will receive additional remuneration of US$2,500 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors may elect to defer some or all of their fees under the DSU plan, as described above in "Executive Compensation – Deferred Share Unit Plan of the Issuer" and as summarized above in "Matters to be Considered at the Meeting – Election of Directors". The directors also participate in the insurance arrangements described below.

DIRECTORS' AND OFFICERS' INSURANCE

The Issuer has obtained a policy of insurance for directors and officers of the Issuer and for the directors and officers of its subsidiaries. The initial aggregate limit of liability applicable to the insured directors and officers under the policy is US$20 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer and any of its subsidiaries. The total limit of liability is shared among the Issuer and its subsidiaries and their respective directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective directors and officers. The current annual premium under this policy is US$271,000.

* * * * *

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Issuer believes that sound corporate governance practices are in the interest of Shareholders and contribute to prudent and effective decision-making. As such, directors of the Issuer are committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the "**OSC**") has adopted various guidelines which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The boards of the Issuer and STA Holdings have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1. Board of Directors

(a) The independent members of the board of directors of the Issuer are George Rossi, David Scopelliti, Victor Wells, Irving Gerstein and Robert Reilly. Robert Reilly was appointed to the board of directors effective May 31, 2007.

(b) The non-independent directors are Denis Gallagher, who is the Chief Executive Officer of the Issuer and Kenneth Needler, who was previously the Chief Operating Officer of the Issuer and who retired on June 30, 2005.

(c) Five of the seven members of the board of directors of the Issuer are independent, while one member (Denis Gallagher) is a current officer of the Company and Ken Needler is a former officer of the Company.

(d) Three of the independent directors of the Issuer (George Rossi, Victor Wells and Irving Gerstein) also serve as directors on boards of several other public corporations. George Rossi serves on the boards of several public and private entities including Kangaroo Media, Dolan Media Company, OFI, and Radio Nord Communications, and serves on the investment valuation committee of Investissements Desjardins. Irving Gerstein serves as a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Victor Wells also serves as a director and Chair of the Audit Committee of MagIndustries Corp. and Northstar Healthcare Inc. and formerly was a director and chair of the Audit Committee of Canada Cartage Diversified Income Fund, until that company was acquired in 2007.

(e) Independent directors hold regularly scheduled meetings at which members of management are not in attendance. Since July 1, 2006, the independent directors held seven (7) of such meetings.

(f) The chairman of the board of directors, Denis Gallagher, is the Chief Executive Officer of the Issuer. Irving Gerstein is the lead independent director. His responsibilities include reviewing and commenting on the agendas for meetings of the board of directors, acting as a liaison between the independent directors and management and leading the independent sessions of the independent directors.

(g) The following table sets forth the number of board meetings held and attendance by directors during the fiscal year ended June 30, 2007:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)
George Rossi	6 of 6
David Scopelliti	5 of 6
Irving Gerstein	6 of 6
Kenneth Needler	6 of 6
Denis Gallagher	6 of 6
Victor Wells	4 of 4[1]
Robert Reilly	6 of 6[2]
David White	6 of 6[3]

Notes:

1. Mr. Wells was appointed as a director of the Issuer on September 21, 2006.
2. Denotes 6 of 6 meetings attended, during the fiscal year ended June 30, 2007, of the board of STA Holdings, which meets simultaneously with the board of the Issuer. Mr. Reilly was appointed as a director of the Issuer on May 31, 2007.
3. Mr. White resigned as a director on May 31, 2007.

2. Board Mandate

The board of directors' mandate is included as Schedule A to this circular.

3. Position Descriptions

Position descriptions for the lead independent director (the "**Lead**") of the board, the chair of the Audit committee, and the Chairman and CEO of the Issuer are found at sections 3, 4 and 5 of the Issuer's Board Mandate included as Schedule A to this circular, and are as follows:

(a) **Responsibilities of Lead Independent Director:**

(i) expected to attend and monitor the content and conduct of meetings of the board of directors of the Issuer and securityholders of the Issuer;

(ii) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Lead shall not have the right or entitlement to bind the Issuer in his or her capacity as Lead;

(iii) provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(iv) ensure all Board members are distributed minutes, once approved, of all board and committee meetings;

(v) ensure that the board of directors understands the boundaries between board and management responsibilities; and

(vi) ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present.

(b) **Responsibilities of Audit Committee Chair:**

(i) act as a liaison between the Audit Committee and the board of directors of the Issuer;

(ii) act as a liaison between the Audit Committee and senior management of the Issuer;

(iii) act as a liaison between the Audit Committee and the Issuer's internal and external auditors;

(iv) report to the board of directors on the activities of the Audit Committee;

(v) recommend procedures to enhance the effectiveness of the Audit Committee; and

(vi) chair meetings of the Audit Committee.

(c) **Responsibilities of the Chairman and Chief Executive Officer:**

(i) to attend, and chair, the meetings of the board of directors of the Issuer and securityholders of the Issuer (other than the annual meeting of securityholders);

(ii) to provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(iii) to manage and supervise the affairs of the Issuer, and initiate and co-ordinate the strategic planning process for the Issuer and recommend to the board of directors goals for the business of the Issuer and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(iv) to report to, and meet regularly and as required, with the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfill its statutory and other legal obligations on a timely basis;

(v) to assist in the development of policies of the board of directors regarding the public disclosures of the Issuer;

(vi) to develop and seek the board of directors' concurrence for plans for management development and succession in all key positions and then implement such plans;

(vii) to review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the Issuer, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(viii) to assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

4. Orientation and Continuing Education

Management, working with the board of directors, has embarked upon a process to provide orientation opportunities for new directors to familiarize them with the Issuer and its business. All new directors participate in an active orientation program soon after the date on which he or she first joins the board of directors, and are provided with a package of written materials to educate them as to the role of the board, its committees, and its directors. To date, a majority of the Issuer's independent directors have visited operating school bus facilities of the Company to obtain an understanding of the operations, maintenance and staffing issues that are key drivers to the Company's success. All directors have also attended the Issuer's corporate headquarters in Wall, New Jersey for meetings, visits with staff and a tour of that office's operations. In addition to operational orientation, management has and will continue to provide periodic presentations for the board of directors to ensure they are aware of major business trends, industry practices and competitor activity as and when required. In addition, the CNCG Committee has assessed the need for continuing education programs for the board and has implemented a system of providing regular educational data and appropriate publications to the board at regular intervals. In this regard, since July 1, 2006, management and the CNCG Committee have arranged for the transmission to the board of fifteen separate transmissions of articles, newsletters and general educational data and publications pertaining to issues of interest to public board members and/or audit committee members.

5. Ethical Business Conduct

On September 21, 2006, the board adopted an amended written code of conduct and ethics for the Issuer (the "**Code**"), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code addresses the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

To ensure directors of the Issuer exercise independent judgement, in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the board of directors follows a practice whereby any such board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.

The board is responsible for monitoring compliance with the Code, as well as the Issuer's Audit Committee "Whistleblower Policy". Any person can report complaints or concerns, which may be on an anonymous basis, arising from infractions of these two policies by contacting National Hotline Services ("**NHS**"). The Issuer has retained NHS for the purpose of providing a toll-free number so that such complaints or concerns can be registered. The toll-free number is provided in these policy documents, as posted on the Issuer's websites. NHS forwards any such concerns it receives on a prompt basis to the chairman of the Audit Committee or the CNCG Committee, as applicable.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Issuer's directors or executive officers are to be granted by the board of directors only (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation.

The Code is posted on the Issuer's investor website www.sta-ips.com as well as its primary website www.ridesta.com.

6. Nomination of Directors

The board has a Compensation, Nominating and Corporate Governance Committee (the "**CNCG Committee**") currently composed of two independent directors and one 'non-independent' director, Mr. Needler. The majority of committee members are independent. The board feels that the CNCG Committee can act independently, notwithstanding that Mr. Needler is a former officer. Specifically, a majority of the members of the CNCG Committee are independent directors and Mr. Needler has not been an officer since June 30, 2005. Due to his industry experience, it was determined that Mr. Needler's input would be valuable to the CNCG Committee.

The CNCG Committee charter clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties, subject to the approval of the independent directors.

The CNCG Committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of Shareholders. In making its recommendations, the Compensation, Nominating and Governance Committee considers:

(a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;

(b) the competencies and skills that the board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

7. Compensation

The CNCG Committee periodically reviews the compensation of the directors of the Issuer by examining similar fees paid by other comparable public companies and income trusts, both within the transportation industry and more broadly, in order to assess an appropriate level of director compensation. Under its charter, the CNCG Committee periodically reviews and assesses the compensation package of the Issuer's Chief Executive Officer, and last undertook that process as described above under "Compensation Policy" in this circular.

The CNCG Committee and the Compensation Committee of STA Holdings are jointly responsible for:

(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the board with respect to the CEO's compensation level based on this evaluation;

(b) making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the Issuer publicly discloses this information.

8. Other Board Committees

The Issuer and STA Holdings have no Committees other than the Audit Committee of the Issuer, the CNCG Committee of the Issuer, and the Compensation Committee of STA Holdings.

9. Assessments

The CNCG Committee is responsible for the regular assessment of the effectiveness of the board of directors as a whole, the committees of the board of directors and the contributions of individual directors. The CNCG Committee resolved in the 2006 fiscal year that a general Board Effectiveness Survey should be conducted, as well as full individual director assessments of each member of the board and the Chairman by other members. During the latter part of the 2006 fiscal year, survey forms were created, distributed, and completed by all members. The Board Effectiveness Survey was compiled and analyzed by the lead independent director who reported all results to the board during fiscal first quarter of 2007. The individual director assessments were compiled and analyzed by an independent firm, which then provided all results to the Chairman, except for the Chairman's individual results. The Chairman discussed each member's results with that member during the early part of fiscal 2007. The results concerning the Chairman were summarized by the independent firm in a synopsis document and sent to the lead independent director at the time, who reported these results to the board and then discussed them privately with the Chairman during the first quarter of fiscal 2007. The CNCG Committee and the board have each recently resolved to repeat the foregoing process during the 2008 fiscal year.

OTHER BUSINESS

The directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer's annual information form, is available under the Issuer's profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this information circular to the Shareholders have been approved by the board of directors of the Issuer.

DATED as of this 28th day of September, 2007

BY ORDER OF THE BOARD OF DIRECTORS

"*Denis J. Gallagher*"

Chairman of the Board of Directors
Student Transportation of America Ltd.

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Student Transportation of America Ltd. ("**STA**"). The board of directors of STA is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of STA with the highest standards of ethical conduct and in the best interests of the shareholders of STA.

1. Composition

The board of directors shall be composed of between 3 and 20 individuals, the majority of whom will be Canadian residents. The board of directors also shall be constituted with a majority of individuals who qualify as "independent directors" as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.

2. Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of STA and in that regard shall be specifically responsible for:

(a) supervising the activities of STA, including acting for, voting on behalf of and representing the Issuer as a holder of common shares in Student Transportation of America Holdings, Inc. ("**STA Holdings**");

(b) adopting a strategic planning process and evaluating and approving a strategic plan for the upcoming year that takes into account, among other things, the opportunities and risks of STA's business;

(c) reviewing, on at least an annual basis, a budget for STA;

(d) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and the Chief Financial Officer of STA and that such officers create a culture of integrity throughout the organization, as well as satisfying itself that the Chief Executive Officer is assessing the integrity of the other senior officers of STA and its subsidiaries;

(e) the identification of the principal risks of STA's business and ensuring the implementation of appropriate systems to manage these risks;

(f) ensuring that STA has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;

(g) succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointing, training, and monitoring of senior management);

(h) adopting a communication policy that enables STA to communicate effectively and addresses how STA interacts with all of its stakeholders, including analysts and the public, contains measures for STA to avoid selective disclosure and is reviewed at such intervals or times as the board of directors deems appropriate;

(i) monitoring STA's internal control and management information systems;

(j) establishing and maintaining a standing audit committee of the board of directors (the "**Audit Committee**");

(k) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board of directors deems appropriate;

(l) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the annual, interim and any other publicly announced financial information of STA;

(m) developing STA's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to STA;

(n) implementing a process for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors;

(o) implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size that facilitates effective decision-making;

(p) implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(q) meeting regularly with management to receive reports respecting the performance of STA, new and proposed initiatives, STA's business and investments, management concerns and any areas of concern involving STA; and

(r) meeting regularly without management and non-independent directors.

The board of directors is responsible for the review of, with the CEO and senior management, STA's ongoing strategic planning process, and approving the goals of the business and the strategies and policies with which it is managed.

The board of directors will also strive to implement a predictable and regular annual budgeting process with regard to its own costs, with the Chairman and each Committee Chair estimating for management the annual meeting requirements at the start of each year, together with the related costs thereof, then endeavouring to work within the budgets arrived at.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of STA. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

3. Lead Independent Director of the Board

The board of directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a "lead independent director" appointed by the board of directors from its independent members. The "Lead" referred to herein shall be the Lead Independent Director.

The Lead shall assume the role and responsibilities set out below:

(a) the Lead shall be expected to attend and monitor the content and conduct of meetings of the board of directors of STA and Chair the annual meeting of the securityholders of STA;

(b) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of STA. The Lead shall not have the right or entitlement to bind STA in his or her capacity as Lead;

(c) the Lead shall provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(d) the Lead shall ensure that the board of directors understands the boundaries between board and management responsibilities; and

(e) the Lead shall ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors' relationship with management to a committee of the board of directors.

4. Responsibilities of Audit Committee Chair

The responsibilities of the Audit Committee chair include:

(a) acting as a liaison between the Audit Committee and the board of directors of STA;

(b) acting as a liaison between the Audit Committee and senior management of STA;

(c) acting as a liaison between the Audit Committee and STA's internal and external auditors;

(d) reporting to the board of directors on the activities of the Audit Committee;

(e) recommending procedures to enhance the effectiveness of the Audit Committee; and

(f) chairing meetings of the Audit Committee.

5. Responsibilities of the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer of STA will:

(a) be expected to attend, and chair, the meetings of the board of directors of STA and securityholders of STA (other than the annual meeting of securityholders);

(b) provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(c) manage and supervise the affairs of STA, and initiate and co-ordinate the strategic planning process for STA and recommend to the board of directors goals for the business of the STA and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(d) report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

(e) assist in the development of policies of the board of directors regarding the public disclosures of STA;

(f) develop, and advise the board of directors' in regard to, plans for management development and succession in all key positions;

(g) review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the STA Holdings, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(h) assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

6. Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(a) dividends;

(b) acquisitions/dispositions over such size threshold as the directors should determine from time to time;

(c) related party transactions;

(d) the public dissemination of STA's financial results;

(e) the issuance or repurchase of securities of STA;

(f) the terms of reference of committees of the board of directors; and

(g) any other matter that would give rise to a "material change" to STA.

The foregoing list is intended to provide guidance on particular matters requiring board approval, but is not intended to be an exhaustive list.

7. Measures for Receiving Shareholder Feedback

All publicly disseminated materials of STA shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a regular basis.

8. Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one meeting prior to the issuance of the annual financial results of STA. A quorum for the meetings shall be a majority of the directors then holding office.

9. Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

10. Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

11. Telephone Board Meetings

(a) A director may participate in a meeting of the board of directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

(b) While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations.

12. Expectations of Management

The CEO and other senior officers shall be required to report to the board of directors regarding the performance of STA, new and proposed initiatives, management's concerns and any other matter the board or its Lead may deem appropriate. In addition, the board expects the CEO and other senior officers to promptly report to the Lead and any applicable committee chair any developments, changes, transactions or proposals which in any of those cases would have a significant impact on the business or prospects of STA.

13. Orientation and Continuing Education

Management, working with the board of directors, will provide an orientation and education program for new directors to familiarize them with STA and its business. All new directors will participate in this program, which should be completed within four months of a director first joining the board of directors. In addition, management will schedule periodic presentations for the board of directors to ensure they are aware of major business trends and industry practices as and when required.

APPENDIX A - POLICY OF PRACTICES FOR DIRECTORS

1. Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(a) advise the Chairman as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(b) advise the Chairman as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c) attend a meeting by conference telephone if unable to attend in person.

2. Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the lead director and/or the Chief Executive Officer of STA and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3. Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a) be candid and forthright;

(b) not be reluctant to express views contrary to those of the majority;

(c) be concise and, in most circumstances, respect the time constraints of a meeting; and

(d) be courteous to and respectful of other directors and guests in attendance.

4. Personal Conduct

Directors are expected to:

(a) exhibit high standards of personal integrity, honesty and loyalty to STA;

(b) project a positive image of STA to news media, the financial community, governments and their agencies, securityholders and employees;

(c) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(d) disclose any potential conflict of interest that may arise with the business or affairs of STA and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5. Independent Advice

In discharging its mandate the board of directors shall have the authority to retain (and authorize the payment by STA of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

APPENDIX B - CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

The board of directors of the Issuer has a compensation, nominating and corporate governance committee that has a charter that complies in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines. The board of directors of the STA Holdings has a compensation committee that has a charter that would comply in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines if STA Holdings was a reporting issuer under the securities legislation of the provinces and territories of Canada.

1. Governance Responsibilities of Compensation, Nominating and Corporate Governance Committee:

(a) To assess the independence and qualifications of the various members of the board of directors.

(b) To ensure that programs relating to succession planning and performance evaluation are effectively integrated with STA's strategy.

(c) To review the composition of the committees of the board of directors.

(d) To monitor the quality of the relationship between management and the board of directors.

(e) To review and respond to requests by individual directors to engage outside advisors.

(f) To review, and if acceptable, direct the implementation of the recommendations of the compensation committee of STA Holdings.

(g) To assess the need, and to coordinate a program, for continuing education for members of the board of directors.

(h) To assess the effectiveness of the board of directors and their committees and the contribution of each director.

(i) To report on governance as required by public disclosure requirements.

(j) To review and ensure compliance of STA with its internal governance guidelines.

(k) To review from time to time the governance practices of STA and its committees to determine compliance with rules and policies of regulatory authorities governing STA.

(l) At least annually, to review the adequacy of the corporate governance guidelines of STA and its subsidiaries.

(m) To determine and monitor STA's standards for director independence.

(n) At least annually, to review the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of STA.

(o) At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors.

(p) To undertake such other initiatives as are needed to help the board of directors deliver exemplary governance.

2. Nominating Responsibilities of Compensation, Nominating and Corporate Governance Committee:

(a) To review annually the competencies, skills and personal qualities required of members of the board of directors in light of relevant factors, including: the objective of adding value to STA in light of the opportunities and risks facing STA and STA's proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board of directors is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or other guidelines; and the policies of the board of directors with respect to board member tenure, retirement and succession and board member commitments.

(b) To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with STA and the nature and operation of STA's business (including STA's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board of directors and its committees, as well as the contribution individual directors are expected to make.

(c) To actively seek individuals qualified (in context of STA's needs and any formal criteria established by the board of directors) to become members of the board of directors.

(d) To review the membership and allocation of board members to the various committees of the board of directors.

(e) To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board of directors' performance, including individual contributions.

(f) To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Wednesday, the 14th day of November, 2007, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2007, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Issuer;

3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 28th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

OFFICER'S CERTIFICATE

TO: **ONTARIO SECURITIES COMMISSION**

RE: **Annual Meeting of Shareholders of Student Transportation of America Ltd. (the "Corporation") to be held on Wednesday, November 14, 2007 (the "Meeting")**

With reference to National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("NI 54-101"), the undersigned, Patrick J. Walker, Chief Financial Officer of the Corporation, in such capacity and not in his personal capacity, certifies for and on behalf of the Corporation, intending that the same may be relied upon by you without further inquiry, that:

1. in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

2. in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3. the Corporation is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

DATED as of the 28th day of September, 2007.

/s/ Patrick J. Walker
Patrick J. Walker
Chief Financial Officer

STUDENT TRANSPORTATION OF AMERICA LTD.

AND

STUDENT TRANSPORTATION OF AMERICA ULC

ANNUAL INFORMATION FORM

September 28, 2007

TABLE OF CONTENTS

STUDENT TRANSPORTATION OF AMERICA LTD.
AND
STUDENT TRANSPORTATION OF AMERICA ULC

GENERAL

The information, including any financial information, disclosed in this Annual Information Form is stated as at June 30, 2007 or for the year ended June 30, 2007, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to "$" are to the lawful currency of the United States. References in this Annual Information Form to "we", "us" or "our" refer to Student Transportation of America Holdings, Inc. ("STA Holdings" or the "Company") and all of its direct and indirect subsidiaries.

Certain statements in this Annual Information Form are "forward looking statements", which reflect the expectations of management regarding the Issuer's and the Company's future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Issuer's current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Report. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward looking statements contained in this Annual Information Form are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. These forward-looking statements are made as of the date of this Annual Information Form and the Issuer and the Company assume no obligation to update or revise them to reflect new events or circumstances.

CORPORATE STRUCTURE

STA

Student Transportation of America Ltd. ("STA") was incorporated on September 22, 2004 under the *Business Corporations Act* (Ontario). STA's registered head office is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA currently holds all of the issued and outstanding class A common shares of STA Holdings, representing a 98.56% voting interest.

STA ULC

Student Transportation of America ULC ("STA ULC", and together with STA, the "Issuer") was incorporated on September 29, 2004 as an unlimited liability corporation pursuant to the *Companies Act* (Nova Scotia). The head office of STA ULC is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA ULC currently holds all of the issued and outstanding preferred shares of STA Holdings.

STA Holdings

Student Transportation of America Holdings, Inc. is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. ("STA Inc.") and all of the issued and outstanding common shares of STA ULC.

Ownership Structure

The following chart illustrates the ownership structure of the Issuer and STA Holdings:


100% Common Shares
Public
Management
Student Transportation of America Ltd.
(Ontario)
100% Class A
Common Shares
Subordinated Notes
100% Class B Series Two
Common Shares
Student Transportation of America
Holdings, Inc.
(Delaware)
100%
Preferred
Shares
100%
100% Common Shares
Credit Facility
Senior
Lenders
Student
Transportation of
America, Inc.
(Delaware)
STA ULC
(Nova Scotia)
100%
STA Inc.'s
Operating
Subsidiaries(1)

(1) STA Inc. has 18 wholly-owned operating subsidiaries, including: (i) Santa Barbara Transportation Corp., a California corporation; (ii) Krise Bus Service, Inc., a Pennsylvania corporation; (iii) STA of Pennsylvania, Inc., a Pennsylvania corporation; (iv) Rick Bus Co., a New Jersey corporation; (v) Goffstown Truck Center, Inc., a New Hampshire corporation; (vi) STA of Connecticut, Inc., a Connecticut corporation; (vii) Positive Connections Inc., an Illinois corporation; (viii) Positive Connections Evanston, Inc., an Illinois corporation; (ix) Dail Transportation Inc., a New Hampshire corporation; (x) STA of New York, Inc., a New York corporation; (xi) Ledgemere Transportation, Inc., a Maine corporation; (xii) Student Transportation of Canada Inc., an Ontario Corporation; (xiii) Fred Elliott Coach Lines Limited, an Ontario Corporation; (xiv) Elliott Coach Lines (Fergus) Ltd., an Ontario Corporation; (xv) Hudson Bus Lines, Inc., a Maine corporation; (xvi) McCrillis Transportation, Inc., a Maine corporation; (xvii) Altoona Student Transportation, Inc., a Delaware corporation; and (xviii) Student Transportation of Vermont, Inc., a Vermont corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 of 11,604,140 income participating securities ("IPSs") for gross proceeds of Cdn. $116,041,400 ($94,212,000). Each IPS consisted of one common share of STA (a "Common Share") and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Concurrent with the closing of the IPS Offering, STA ULC issued, on a private placement basis, Cdn. $10.0 million ($8,149,000) of separate 14% subordinated notes having an aggregate principal amount of Cdn. $3.847 (the "Separate Subordinated Notes", and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility (the "Credit Agreement") with a group of lenders consisting of a $31.0 million term loan, a $25.0 million revolving loan facility, and a $15.0 million acquisition loan facility (together with the IPS Offering, the "IPS Transactions"). In connection with the IPS Offering, $43.3 million was drawn pursuant to the Credit Agreement. On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn. $10,857,000, ($8,854,000). STA and STA ULC used the net proceeds from the IPS Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of STA Holdings. Certain existing investors in STA Inc. prior to the IPS Offering held 100% of the Class B common shares of STA Holdings following the closing of the IPS Offering.

The Credit Agreement entered into in connection with the IPS Offering included a $31.0 million term loan facility, a $25.0 million revolving loan facility and a $15.0 million acquisition loan facility. The acquisition loan facility is available to fund acquisitions and investment requirements for new revenue and bid-in contracts. During the 2006 fiscal year, the Company secured several amendments to the Credit Agreement to (i) provide for an additional $15.0 million of capacity under the acquisition loan facility, (ii) establish a new Cdn. $3.0 million revolving loan facility and a Cdn. $10.0 million acquisition loan facility, (iii) revise certain definitions governing the consistent payment of interest and dividends during interim fiscal periods based on the seasonal nature of the Company's cash flow and the partial recognition of cash flow associated with growth spending during interim fiscal periods, (iv) reduce the senior leverage ratio from 2.50 to 2.25 effective October 1, 2005 through October 1, 2006, and (v) secure interest rate reductions (applicable margin reductions) of 75 basis points effective March 30, 2006, and an additional 75 basis points effective June 15, 2006 (the "Amended and Restated Credit Agreement"). The new Canadian dollar loan facilities were established to finance the Company's operating entrance into the Canadian market.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of Cdn. $37,200,000. The net proceeds (after commission and fees) were used entirely to pay down debt on the credit facility. Each such IPS unit consisted of one Common Share and Cdn. $3.847 principal amount of Subordinated Notes. The issuance of additional IPSs pursuant to the Private Placement included the issuance of an additional $10.0 million (Cdn. $11.9 million) of Subordinated Notes as part of the IPSs issued.

On December 8, 2005, at the annual and special meeting of shareholders, the shareholders of STA approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). The EIP is intended to (a) align the interest of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among employees, officers and consultants. A maximum of 717,747 common shares of STA Holdings are available for issuance under the EIP.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal prospectus offering (the "Bought Deal") for total gross cash proceeds of Cdn. $60,025,000. The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit consisted of one Common Share and Cdn. $3.847 principal amount of Subordinated Notes. The issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn. $18.8 million) of Subordinated Notes as part of the IPSs issued.

On March 29, 2007, STA sold 3,010,000 Common Shares pursuant to a private placement transaction with a syndicate of agents at a price of Cdn. $6.65 per Common Share, for gross proceeds of Cdn. $20,016,500. The net proceeds (after commission and fees) were used entirely to repay debt that was drawn down on a temporary basis to repurchase a portion of the outstanding Class B common shares of STA Holdings (which shares had an escalating dividend), and to repay outstanding acquisition borrowings. The Common Shares issued are equivalent to the Common Shares included as the equity component of the IPSs.

On July 30, 2007, the Issuer announced an exchange offer (the "Exchange Offer") under which holders of Subordinated Notes were offered 0.67 Common Shares in exchange for each Cdn $3.847 principal amount of Subordinated Notes. The Exchange Offer expired on September 4, 2007 as scheduled, and pursuant to expiry, approximately 8.0 million Common Shares were issued in exchange for $45.8 million in principal amount of 14% subordinated notes of STA ULC tendered in connection with the Exchange Offer.

DESCRIPTION OF THE BUSINESS

Business of the Issuer and STA Holdings

STA currently holds 98.56% of the outstanding common shares of STA Holdings. The balance is the shares held by management in the Employee Incentive Program (EIP), which the Company may seek approval to convert to Common Shares at a future date. The Issuer and STA Holdings do not have any ongoing business operations of their own. STA Holdings depends on the operations and assets of its wholly-owned subsidiary, STA, Inc., for cash distributions. The Issuer, in turn, depends on STA Holdings for cash distributions to satisfy the interest obligations of the Subordinated Notes and to pay dividends on the Common Shares.

Business of STA Holdings and Subsidiaries

Business Overview

Founded in 1997 by industry executive, Denis J. Gallagher, we are the fifth largest provider of school bus transportation services in North America, conducting operations through wholly owned operating subsidiaries. We have become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in a fragmented industry. Based on industry sources, educational institutions in North America spend approximately $15 billion annually on school bus transportation. We currently provide school bus transportation services in Ontario, Canada and the following U.S. states: California, Connecticut, Illinois, Maine, Minnesota, New Hampshire, New Jersey, New York, Pennsylvania, and Vermont.

Our services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. Our primary service of transporting students to and from school (referred to as "home-to-school" busing) comprises approximately 90% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller monitored vehicles. Extracurricular transportation typically accounts for 6% of revenue. We also provide charter services for athletic events, field trips, summer camp routes and other non-school related charter services. These services account for approximately 4% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service we have experienced strong and consistent growth in revenue, margins and EBITDA. Approximately 90% of our revenue is contracted with an average term of three to eight years. Our growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Our Competitive Strengths

We possess a number of competitive advantages that management believes will allow us to sustain our proven track record of profitability and expand our position as a leading provider of school bus transportation services in North America, including the following:

Stable and Diversified Contract Base. We currently operate over 128 contracts with a fleet of over 4,500 vehicles for school districts in Ontario, Canada and ten U.S. states. As our largest contract represents less than 6.0% of contract revenue, we do not face significant risks related to customer concentration, as management believes that the loss of a single contract would not have a significant impact on our performance. Additionally, we enjoy a stable and consistent revenue stream due, in part, to the fact that our contracts have an average term of three to eight years and school districts in rural and suburban markets tend to extend existing contracts with quality incumbents rather

than solicit bids from potential replacement contractors. Since the inception of the Company in 1997, we have renewed 293 of the approximately 309 contracts that have been up for renewal.

Focus on Rural and Suburban Markets. In contrast to our large, national competitors, we target school districts located in rural and suburban markets, which provides the following advantages:

- *Improved Contract Stability and Retention* — Rural and suburban school districts are more likely than urban school districts to renegotiate and extend contracts with quality incumbent providers, rather than embark on a competitive re-bidding process. A re-bidding process may require extensive effort and expense for the school district. Incumbent providers who deliver a high level of service and have generally competitive pricing experience little or no significant contract attrition. In contrast, large school districts and those in urban areas typically award contracts on the basis of the lowest bid price as opposed to lowest responsible bid, which considers qualitative factors. Additionally, large urban school districts usually employ multiple contractors for price advantages. As a result, rural and suburban contracts offer higher margins and greater stability for contract renewals and extensions.

- *Reduced Competition* — We encounter national competitors less frequently in rural and suburban markets than we would if we operated in urban markets. Our national competitors are focused primarily on large, urban markets, with the objective of implementing homogeneous operations. Our local competitors often lack the financial resources to meet increasingly stringent contract requirements. Specifically, management believes that these smaller competitors often lack resources to meet customers' growing needs and increased government regulations. In contrast, we are large, growing, consistently profitable and, unlike our smaller competitors, leverage our size and infrastructure to provide service to our customers at a profit. We intend to continue to use our significant market presence to our advantage in further penetrating our target markets. Our emphasis on local markets, combined with our national operating efficiencies, allows us to enjoy significant competitive advantages.

- *Lower Operating Costs* — Rural and suburban markets possess several attributes that allow us to operate at a low comparable cost relative to urban markets, including: (i) driver wage components are up to 50% lower than in urban markets and there is generally less driver turnover and absenteeism; (ii) the risk of unionization of employees is lower; (iii) facilities are easier to obtain and facility costs are substantially lower; (iv) maintenance costs are significantly lower, due to less wear and tear on the vehicles on rural and suburban routes; and (v) vehicle and worker's compensation insurance premiums are less expensive in these markets.

- *Increased Safety* — Driving conditions in rural and suburban markets are generally safer, resulting in fewer accidents. Furthermore, less driver turnover and absenteeism results in fewer accidents. Management believes that these factors have contributed to our strong safety record.

Proven Acquisition, Bid and Conversion Experience. In order to grow in the consolidating private student transportation industry, a company must have the ability to identify and acquire targets and successfully integrate the acquired target into its operations. We have proven acquisition experience, successfully acquiring 28 school bus contractors since our inception in 1997. Moreover, upon acquiring these targets, we have been able to create incremental value through the operating leverage in our current infrastructure. Similarly, we have the proven ability to successfully win contracts in a competitive bidding process and identify school districts whose boards would be willing to convert their school bus transportation services to private operators and work with these districts throughout the conversion process. Since being founded in 1997, we have successfully won 40 new school district contracts and completed 7 school district conversions (from public to private provision of school bus services).

Focus on Long-Term Partnerships with Customers. We have a clear understanding of the issues facing school districts and are extremely effective at designing customized solutions for each district's transportation needs. Our representatives meet with district officials to educate them about the advantages of outsourcing. Following an acquisition or conversion of a school district's transportation program, we often hire the current bus drivers and district staff, maintaining consistency for the children and emphasizing the partnership with the school district. We

work closely with each of our customers to optimize routing and bell times to achieve daily operating efficiencies. In addition, we assist our customers in maximizing reimbursement from governmental entities for their transportation programs.

Experienced Management. Led by Denis Gallagher, our chairman and chief executive officer, our management team has extensive experience, with an average of approximately 25 years experience and over 200 years of collective experience in the student and passenger transportation industry. Moreover, many of the members of senior management worked together in the student transportation operations of Laidlaw during the period from 1980 to 1996. Our senior management team has proven itself by successfully growing our business since inception through the implementation of a disciplined acquisition, bid and conversion program. At the regional level, our operations are managed by seasoned industry executives and/or former owners who have extensive experience and knowledge of the school districts and competitors in their region.

Business and Growth Strategies

Our primary strategic objective is to increase cash flow and profitability by (i) growing organically, (ii) leveraging our operating and financial infrastructure within our regional platforms through acquisitions, bid awards and conversions, including management services contracts and (iii) expanding into new geographic markets.

Grow Organically. Organic growth from our existing contracts is driven primarily by inflation related escalators built into our contracts and increased enrolment in schools. In 2006, school enrolments in the United States were projected to increase by 5% over the next 10 years, while enrolments in the western United States were projected to increase by 13%. We have monitored, and will continue to monitor, school enrolment trends in order to ensure that our operations are in a position to benefit from emerging trends. As an example, our west coast regional operations are well positioned to take advantage of the expected above average increase of the population in the western United States.

Leverage our Infrastructure within our Regional Platforms. We establish platform companies in targeted markets, usually via acquisitions or substantial bid awards, and create regional density by executing our "Acquisition-Bid-Conversion" strategy through the addition of "tuck-in" acquisitions, bid awards and conversions. This strategy enables us to enjoy the benefits of financial and operating leverage, as a larger contracted revenue base is achieved without a corresponding rise in fixed costs. This emphasis on regional density, combined with our national scope, creates greater economies of scale in the areas of finance, purchasing and marketing through the integration of these businesses and contracts. Since being founded in 1997, we have acquired and integrated 28 school bus contractors, won 40 new school district contracts and completed seven school district conversions (from public to private provision of school bus services) as illustrated in the chart below:

Acquisition - Bid - Conversion History


Revenue ($ in millions)
Contracts
$200
$150
$100
$50
$0
160
120
80
40
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

In addition, we have made one acquisition, won three new bid contracts, completed one conversion, and have been awarded additional revenue routes associated with existing contracts subsequent to June 30, 2007. In addition, we did not renew three smaller contracts in the New Jersey/New York region and lost one contract to a competitive bid for the 2008 fiscal year.

Acquisitions. The fragmentation of the school bus market provides us with significant consolidation opportunities. Specifically, an estimated 4,000 private contractors account for approximately 30% of the industry's revenues. Accordingly, there exists an opportunity to acquire and consolidate many of these private operators, as they lack the financial resources needed to meet increasingly stringent contract requirements and are unable to compete with the economies of scale of national providers such as ourselves. We execute our acquisition program by acquiring regional platform companies that are capable of operating effectively on a decentralized basis. These platforms utilize local management teams who are familiar with the market to begin to build our regional presence. We create regional density when these platform companies are supplemented with "tuck-in" acquisitions. As a result, we are able to grow our regional platforms, realize operating synergies and improve profit margins. Our key acquisition criteria are geographic market, strength of management, quality of contracts and customer relationships and profitability.

Bids. Bidding activities are directed toward school districts that have chosen to solicit bids from private operators for their school bus transportation contracts. These contracts are primarily awarded by school districts based on a public bidding process or Request for Proposal, on the basis of the lowest "responsible" bid. Lowest responsible bids enable school districts to consider factors other than price in awarding a bid, such as safety records and initiatives, driver training programs, community involvement and quality of service.

Our experience has been that these bid-in contract awards are substantially accretive to earnings. In particular, the ability to leverage our existing operating and management infrastructure is a key variable when bidding for contracts. New contracts provide incremental revenue spread over a largely fixed regional cost base, as the new contracts share existing hub facilities, maintenance and management personnel. We have successfully won 31 bids since inception by emphasizing our qualitative advantages and leveraging our cost efficiencies within the regional platform.

Conversions. We target school district owned and managed fleets for conversion. It is estimated that school districts operate approximately 67% of the approximately 450,000 school buses in the United States. Capital expenditures related to growing fleet sizes and year-round school and safety regulations, coupled with rising costs associated with fleet management and driver unionization, create fiscal constraints for school districts. Management believes that many private operators such as ourselves have demonstrated the ability to operate at a savings compared to district operators. As a result, some school districts are pursuing a strategy of conversion. Our conversion program operates similar to our bid-in program, as we focus on privatizing school districts in regions contiguous to our existing operations. Conversions also take advantage of operating and financial benefits by sharing fixed costs and, as a result, are accretive to earnings. We have been successful in completing six conversion opportunities since inception.

One distinctive feature of conversions is that they can be structured as management contracts under which the contractor manages the transportation for the school district and the district continues to own the school bus fleet and facilities. School districts sometimes elect a management contract approach in order to maintain a degree of control through the ownership of the fleet and facilities. In addition, in July 2006 we entered into an operating lease agreement with GE Capital to lease replacement school vehicles for the 2006 – 2007 school year. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 10% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts and there were no leased vehicles. The reduction in the percentage of our fleet operated under managed contracts and the operating lease program resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California due to a resumption by the school district of responsibility for providing transportation effective December 31, 2006. We intend to review leasing alternatives on an annual basis based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing such vehicles due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the six year lease term compared to depreciation of purchased vehicles which would be depreciated based on usage over a period approximating 11 years.

The following table is a summary of our revenue under existing contracts by type:


Conversion
4%
Bid
41%
Acquired
55%

Expand into New Markets. Management believes that we are well positioned to take advantage of considerable expansion opportunities in new markets. Although we have historically focused on school districts that understand the benefits of outsourcing, a majority of school districts in the United States continue to manage student transportation internally. We continue to believe that large portions of the southeast and the southwest regions of the United States represent significant opportunity for conversion, as outsourcing currently represents less than 20% of the student transportation market in those regions.

Recent Acquisitions and Developments

We recently completed the following acquisition and conversion, and were awarded the following bids for the 2007 – 2008 school year:

- In April 2007, we were awarded a new five-year contract in Rochester, New Hampshire. In May 2007, we were awarded a new five-year contract in Kezar Falls, Maine. These contracts are with school districts that are contiguous to several of our existing terminal operations in our New England region.

- In April 2007, we were awarded a new five-year contract in Parsippany, New Jersey. This contract provides a platform for operations in northern New Jersey for the Company's New Jersey/New York region.

- In June 2007, we were awarded a contract to privatize the transportation services for the Girard School District in Girard, Pennsylvania. The Girard conversion has a five-year term, commencing with the 2007-2008 school year.

- During the months of August and September 2007, we have been awarded additional routes on contracts with existing customers in each of our regions. These additional routes are generally the result of increased enrolment and/or changes in scheduling.

- On September 6, 2007, we closed our acquisition of all of the equity interests of Fred Elliott Coach Lines Limited and Elliott Coach Lines (Fergus) Limited (the "Elliott Acquisition") located in Guelph, Ontario. The Elliott Acquisition is expected to add approximately 230 vehicles and approximately Cdn.$12 million in revenue on an annualized basis to our Canadian operations.

In connection with the three bid wins and conversion noted above, and combined with the Elliott Acquisition, we purchased and/or acquired, in the aggregate, 16 contracts and 330 school vehicles. In addition, the Company did not renew three smaller contracts in the New Jersey/New York region and lost one contract to a competitive bid for the 2007 - 2008 school year, representing approximately 125 school vehicles in the aggregate.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333 Class B – Series Two common shares, respectively, pursuant to the EIP.

On December 22, 2006, STA Ltd. repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. STA Ltd. paid approximately Cdn.$8.6 million in the aggregate for these shares.

On December 31, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs, as appropriate opportunities arise from time to time. During the period from December 15, 2006 to June 30, 2007, STA Ltd. purchased for cancellation 56,000 IPSs out of available cash.

On July 30, 2007, the Issuer offered Noteholders to exchange all or a portion of their Notes for Common Shares at a rate of 0.67 of a Common Share per $3.847 principal amount of Notes. On September 4, 2007, the Issuer announced that Cdn.$45.8 million principal amount of Notes were taken up under the Exchange Offer, in exchange for 7,969,609 Common Shares.

On July 30, 2007, we announced that we had signed new leases for two facilities in Riverside, California. We and the school district sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and we operated the contract without an adequate facility for the entire school year, having to outsource the maintenance of the Riverside buses for the duration of the school year. We anticipate using these two new facilities for parking and maintenance, which should lead to reduced operating and maintenance costs going forward.

In July and August 2007, we entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will be approximately $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. We will recognize a non-cash stock-based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to us.

Customers/Contracts

We currently operate over 128 contracts with a fleet of over 4,500 vehicles for school districts in Ontario, Canada and ten US states. Our contracts have an average term of three to eight years, with payments generally made as services are provided from September through June. Compensation under school bus transportation contracts is generally based on a daily rate per vehicle. Contracts generally provide for an annual escalator clause for inflation based on the consumer price index and often provide for additional protection for fuel increases. Specifically, approximately 50% of our contracts include some form of protection against fuel increases, including through reimbursement by the school district. The majority of the contracts (representing approximately 90% of the fleet) reflect Company ownership of the vehicles.

As our average contract accounts for 1% of contract revenue and our largest contract represents less than 6.0% of contract revenue, management believes that the loss of a single contract would not have a material impact on our performance. Since our inception in 1997, we have renewed 293 of the approximately 309 contracts that have been up for renewal over that period. One factor contributing to this high level of retention is that in rural and suburban areas, being the markets in which we operate, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law requires otherwise or the school district is dissatisfied with the service of its current school bus transportation contractor. Some districts believe that replacing an existing contractor through a bidding process can result in higher prices than contract extensions due to the significant fleet investment and start-up costs that a replacement contractor requires.

Management attributes our successful contract renewal rate to the following:

- management's experience in the student transportation industry;
- our reputation for passenger safety and providing efficient, on-time service;
- the preference of school districts, and particularly those in the rural and suburban markets in which we operate, to maintain continuity of service;
- our success in operating as a local company, including maintaining the local brand, participating in local school programs and emphasizing our commitment to the local community;
- proactively renegotiating and extending existing contracts before maturity; and
- operating in states where regulations allow contracts to be extended without mandatory public bid.

Operations

Our operating strategy is to conduct business on a decentralized basis through regional platform operations, as well as to leverage our operating, management and financial infrastructure to create efficiencies. Management has been able to enhance the value of our regional platforms by implementing operating efficiencies in such areas as driver recruitment and training, fleet management, facilities management and vehicle maintenance. As well, we have utilized our national economies of scale for purchasing benefits in fleet procurement, vehicle parts, insurance and safety programs.

We currently operate 76 terminal locations, three of which are owned, organized into six regional divisions: New England (Connecticut, Maine, New Hampshire and Vermont), Midwest (Illinois and Minnesota), New Jersey/New York, Pennsylvania, West Coast (California) and Ontario, Canada. These regional platforms have been established in states that are favourable to private contracting of school transportation. Regions are led by operating Vice Presidents, who have overall responsibility for growth and operational performance. The structure enables us to add contracts with minimal increases to our overhead, taking advantage of the inherent operating leverage.

Our corporate office in Wall, New Jersey, provides national support to the regions through the consolidation of the accounts payable, treasury and finance functions, and coordination of the legal, insurance, fleet procurement, administration and human resources functions. The senior management team sets our overall strategic direction and leads the execution of our business strategy. The senior management team reviews and approves each of the financial models developed for potential acquisitions, bids and conversions, and is directly involved in the negotiation and execution of all acquisitions, bids and conversions. In addition, the senior management team reviews and approves each of the regional divisions' annual operating plans.

Sales and Marketing

All three levels of our management, including senior management, regional operating vice presidents and local terminal managers, execute sales and marketing functions. The senior and regional management team consists of industry veterans with an average tenure of 25 years in the school bus transportation industry. The local terminal managers have a deep knowledge of their respective markets and continuously search for potential bid and conversion opportunities. Our senior management team evaluates over 100 acquisitions, bid and conversion opportunities each year, and includes our vice president of business development who, working together with our local management, continuously identifies and explores potential acquisition, bid and conversion targets. Once we complete an acquisition, bid award or conversion, the sales and marketing process then focuses on customer service execution. The regional vice presidents, regional management teams and local terminal managers and employees are all responsible for customer service execution, which is intended to enhance our reputation for quality service and increase the likelihood of contract renewal.

Vehicle Fleet

We operate a fleet of over 4,500 school buses, vans and other vehicles. Buses range in size from 9 to 84 passengers, and have an average cost of $53,000. We purchase our buses from quality suppliers such as Navistar International Corp., Freightliner/Thomas Built Buses, Ford Motor Company, and Blue Bird Corporation. Management believes that the Company's savings approximate 10%-15% on vehicle purchases compared to smaller operators, due to a higher volume of annual purchase activity, and that our fleet purchasing power is comparable to other national operators.

Our fleet is properly maintained, resulting in lower annual maintenance expenses and reduced capital expenditures. The fleet age of our fleet at June 30, 2006 averaged 5.3 years. Additionally, our vehicles are subject to inspection by government authorities, who ensure that our buses comply with the applicable regulations.

Our regional operating density allows us to efficiently deploy our fleet of vehicles, which increases asset utilization and reduces annual vehicle maintenance capital expenditures. We manage our fleet at the regional operating level and are capable of moving equipment within a given region, based on varying contracted vehicle age requirements. We estimate that we save nearly $1.0 million per year in annual maintenance capital expenditures by re-deploying our bus fleet.

We continue to focus on our managed and leased fleet. As of our most recent fiscal year-end, leased and managed vehicles represented approximately 10% of revenue vehicles. Managed services contracts and leased vehicles require lower up-front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet), and thus results in lower annual depreciation expense on an ongoing basis. Conversions usually drive an increase in managed business, as school districts opt for outsourced providers while maintaining ownership of their bus fleet. In July 2006, we entered into an operating lease agreement with GE Capital to lease replacement school vehicles for the 2006 – 2007 school year. We intend to review leasing alternatives on an annual basis, based on the economics of the lease financing. While the current lease of vehicles has been an attractive alternative to purchasing due to the low cost of financing, it effectively accelerates expense recognition through lease payments over the 6 year lease term, as compared to purchased vehicles, which would be depreciated based on usage over a period approximating 11 years.

Fleet Maintenance Expense

Maintenance of the bus fleet is a critical factor in maximizing service and minimizing the high cost of repairs. In fiscal 2006, we spent approximately $17.7 million on operating expenses, including wages, or an average of approximately $4,204 per vehicle. These operating expenses are distinct from maintenance capital expenditures, which refer to those expenses that are required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.

We have a comprehensive preventive maintenance program for our equipment to minimize equipment downtime and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignment and oil and filter changes, all of which are performed on a regularly scheduled basis. Approximately 95% of our fleet is maintained by our trained technicians at 74 of our 76 terminal locations. The remaining buses are maintained by local truck service contractors who adhere to strict state, provincial and federal regulations as well as our standards.

Bus Drivers

The ability to recruit, hire and retain drivers is critical. Drivers generally work less than 1,000 hours a year and generally earn wages of between $8.75 and $20.66 per hour, depending on seniority and local wage competition. We believe that we provide competitive driver compensation, as evidenced by what we believe to be a relatively low attrition rate of our drivers. In addition, we generate opportunities for drivers to earn supplemental wages by providing charter or extracurricular assignments. We target homemakers with children in the school system and early retirees as ideal driver candidates. We require our drivers to complete a comprehensive training process to fully satisfy or exceed federal and state regulatory requirements, as well as local contract requirements.

Routing

We typically work with school districts to develop the most effective routing plan and to coordinate bell times at the schools. Most of our locations use routing/mapping tools commonly available on the Internet when necessary. While we do not utilize our own mapping software, our professionals will work with a customer's routing software when requested.

Insurance and Bonding

We maintain various forms of liability insurance against claims for bodily injury or property damage. Such insurance consists primarily of: (i) automobile and general liability insurance of up to $55 million per occurrence, subject to a $250,000 deductible per occurrence; (ii) statutory workers' compensation and employers' liability insurance, subject to a $250,000 deductible per occurrence; and (iii) all risk property damage insurance (excluding automobiles) covering replacement value and/or building contents as required by lease terms, subject to a $5,000 deductible per occurrence. In addition, the Company maintains automobile physical damage insurance of $2.0 million per location, subject to a $5,000 deductible per vehicle. In certain circumstances, the Company maintains current levels of insurance coverage of acquired companies for a transition period before switching to the Company programs described above. Certain of our customer contracts contain protections against increases in our insurance costs.

Approximately 20% of our revenue is associated with contracts that contain performance or surety bond requirements. These bonds are written by certified surety underwriters with whom we have longstanding relationships. For the 2006-2007 school year, our outstanding performance bonds aggregated $32.3 million, at an annual cost of approximately $0.3 million.

Safety

We have an excellent safety record. We are subject to Occupational Safety and Health Administration regulations and have had no material citations or violations. As well, state authorities conduct scheduled as well as random inspections of our fleet to ensure that we comply with applicable regulations. We believe that we are in material compliance with all current United States and Canadian federal, state and provincial safety laws and regulations. Management has developed a corporate culture focused on passenger safety and service. In support of this commitment, we employ more than 100 certified regulated school bus safety instructors who are responsible for the implementation of safety and training programs. Management believes that our emphasis on passenger safety and service is a major contributor to our success in winning new contracts.

Management Information Systems

Management believes that our databases and information systems and competency in regular and accurate financial reporting amount to a strong competitive advantage. Our centralized accounting system, MAS-200, can be accessed from remote locations via our secure server. Vehicles and other assets are tracked using our Fixed Asset System (FAS). The accounting systems are hosted and supported by a third party provider — MRK Host Window.

We do not have a uniform routing/reservation system in place for all locations. On a case-by-case basis, we will install routing software packages in a terminal location as required by a customer. Given our focus on smaller rural and suburban markets, most locations have determined that routing and mapping tools commonly available on the Internet are adequate.

We have stand-alone Engine Diagnostic Systems in place in most of our locations, which can be used by maintenance personnel to efficiently diagnose vehicle system problems. These systems allow us to utilize our maintenance personnel more efficiently and take advantage of the computerized systems in our vehicles.

Competitive Environment

Generally, the school bus transportation industry awards contracts through a public bidding process, which is often based on the concept of lowest responsible bid. Specifically, in selecting a bid, the school district will consider a variety of factors in addition to cost, including reputation of the bidder, its safety record and quality of service. As we operate primarily in rural and suburban markets, we generally compete with smaller regional companies.

Laidlaw, FirstGroup and National Express are the national industry consolidators and have acquired many of the largest private school bus transportation providers over the last decade. Their strategy has been to purchase competitors in various markets, with the elimination of local branding in favour of the national brand already established. This strategy has resulted in a high concentration of their business in urban markets. As a result of the high concentration in urban markets, companies operating in these markets generally experience a higher degree of competitive pricing than those operating in rural and suburban markets. The following chart lists the top ten providers of school bus transportation services in the United States:

TOP 10 STUDENT TRANSPORTATION CONTRACTORS,
2006-2007 SCHOOL YEAR

Rank	Company	Fleet Size	Headquartered
1	Laidlaw Education Services	39,171	Naperville, IL
2	First Student Inc. (First Group plc)	22,000	Cincinnati, OH
3	National Express Group plc	14,500	Chicago, IL
4	Atlantic Express Transportation Group	6,239	Staten Island, NY
5	Student Transportation of America	4,650	Wall, New Jersey
6	Cook-Illinois Corp.	1,675	Oak Forest, IL
7	Peterman	1,341	Cincinnati, OH
8	WE Transport	1,145	Plainview, NY
9	The Trans Group	1,050	Spring Valley, NY
10	Krapf Bus Companies	1,010	Extron, PA
	Total Top 10	92,781	
11-50	**Total of Next 40 Operators**	17,062	
	Total Private Industry	150,000[(1)]	

Note:

(1) Based on an industry total of 450,000 school business and a 33% market share of the estimated 4,000 private operators.

Source: School Bus Fleet 2007 Fact Book.

Capital Expenditures

Our capital expenditures can be categorized into two types: maintenance and growth or earnings enhancing. The table below sets out our historical and average maintenance and growth capital expenditures for the past three years (in millions of dollars).

	2007	2006	2005	Average
Maintenance Capital Expenditures	$1.2	$5.1	$6.5	$4.3
Growth Capital Expenditures	10.3	17.3	8.7	12.1
Total Capital Expenditures	11.5	22.4	15.2	16.4

In July 2006, we leased approximately $5.4 million in replacement vehicles for the 2006-2007 school year, and in December 2006, we leased an additional $1.4 million in replacement school vehicles.

Maintenance Capital Expenditures

Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.

Growth Capital Expenditures

Growth capital expenditures are those related to new bids, the purchase of new equipment and the expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of new facilities and other capital improvements). Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity.

Currency Hedging Policy

We are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because distributions from the Company are in U.S. dollars and the distributions that the Company makes to STA and STA ULC are paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, we entered into a five-year hedging arrangement at an exchange rate of Cdn. $1.2275 to US$1.00 until January 15, 2010. We have entered into new forward contracts on a quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2007, we had 57 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	11.9	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
July 2011-March 2012	9	10.0	10.9	1.1022
		58.9	69.7	

Subsequent to the issuance of additional IPS units in connection with the Bought Deal, we entered into a two year Canadian dollar/U.S. dollar collar hedge contract for $5.6 million in annual distributions. The collar hedge transactions provide us with the ability to purchase Canadian dollars at an exchange rate between Cdn. $1.0400 and Cdn. $1.1540 to U.S. $1.00. In April 2007, we extended the collar transaction another six months through January 2009 at an exchange rate between Cdn. $1.1000 and $1.1740 to US $1.00. Based on the forward contracts and the collar hedge contracts, we currently have hedged approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. On September 19, 2007, we entered into three additional monthly forward contracts at a rate of Cdn. $1.0060 to U.S. $1.00 to hedge approximately Cdn. $1.2 million of monthly distributions from April 2012 to June 2012. We intend to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

We review our hedging policy on an ongoing basis.

Employees

As at June 30, 2007, we had approximately 5,000 employees, most of whom are employed on a part-time basis. Of these employees, approximately 4,500 are drivers and monitors, approximately 400 are employed in operations, maintenance and safety training and approximately 100 are employed in administration. Less than 10% of the workforce is represented by a labour union. Management believes that the workforce is relatively stable and considers our employee relations to be excellent.

Facilities

In total, we operate 76 terminal locations, of which three are owned. The typical school bus terminal consists of parking spaces for buses, additional space for driver parking, several maintenance bays, a small office and dispatch area and a driver training and rest area. The leased properties range in lease length from month-to-month to thirteen years and contain various renewal options. We generally tie our lease terms to the length of the primary local revenue contract, with our leases currently set to expire at various times through 2018. Ten of the terminals are located on school district properties under the terms of our contracts with those customers. In addition, we lease twelve parking-only sites and five office locations. Rent expense was $3.8 million for the twelve months ended June 30, 2007.

Environmental

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including requirements relating to air emissions, storage and handling of chemicals and hazardous substances, vehicle fuelling and maintenance, wastewater and storm water discharge, ownership and operation of Underground Storage Tanks ("USTs") and cleanup of contaminated soil and groundwater. We have taken into account the requirements of such environmental laws in the improvement, expansion and start-up of our facilities. We typically conduct Phase 1 environmental assessments of most terminals prior to occupying them. USTs are located and operated at twelve of our properties. Under applicable environmental laws, we could be potentially responsible for cleanup of contamination at owned or leased facilities caused by our operation or, potentially, by the past operations of others. Although we do not expect significant environmental liabilities or compliance or cleanup obligations, there can be no assurance that such liabilities and/or obligations will not increase in the future or have a material adverse effect.

Regulatory Environment

We are subject to a wide variety of federal, state, provincial and municipal laws in the U.S. and Canada concerning vehicle standards, equipment maintenance, qualification training and testing of employees, and qualification and maintenance of operating facilities.

In the U.S., our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration ("NHTSA"), a division of the U.S. Department of Transportation pursuant to the *National Traffic and Motor Vehicle Safety Act* (1966). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Amendments passed in 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements.

The *Commercial Motor Vehicle Safety Act of 1986* requires drivers of commercial vehicles, including school buses, to obtain a Commercial Drivers License. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers. Under regulations enacted at the state and/or local levels, our school bus drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Pursuant to regulations promulgated by the U.S. Department of Transportation under the *Drug Free Workplace Act of 1988*, our drivers are required to undergo pre-employment drug and alcohol testing and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. As well, we conduct criminal background checks on all of our drivers. The Surface Transportation Board governs interstate movements of school buses and the Federal Highway Administration regulates the licensing of all school bus carriers conducting interstate commerce. Certain states require contractors to obtain operating permits to carry on intra-state business.

In Canada, our operations in Ontario are subject to provincial motor vehicle safety, licensing and driver operation standards established by the Ontario Ministry of Transportation under the *Highway Traffic Act* and the *Provincial Offences Act*. Ontario law also requires bus companies which provide charter trips to obtain a Public Vehicle Operating Licence from the Ontario Highway Transport Board, under the *Public Vehicles Act*. Our Ontario operations are also subject to workplace safety laws including the *Workplace Safety and Insurance Act* and the *Occupational Health and Safety Act*.

THE ISSUER

Description of Common Shares and IPSs

As at June 30, 2007, STA had 23,718,554 Common Shares issued and outstanding, of which 20,705,554 are represented by IPSs, 3,000 are Common Shares related to IPSs that have been separated by shareholders, and 3,010,000 represent the Common Shares issued on March 29, 2007 pursuant to the Common Share-only private placement. Upon the expiry of the Exchange Offer on September 4, 2007, STA issued 7,969,609 Common Shares in connection with the Exchange Offer (see "General Description of the Business"). As at September 5, 2007, subsequent to the Exchange Offer, STA had 31,688,163 Common Shares issued and outstanding (including Common Shares which form part of the IPSs) and 11,411,261 IPSs outstanding. Each IPS represents one Common Share and Cdn $3.847 principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby through their broker or other financial institution (subject to the rules and procedures of CDS). Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. See "Book-Entry Settlement and Clearance" below for more information on the method by which delivery and surrender of IPSs and delivery of Common Shares and Subordinated Notes will be effected.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC;
- exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption;
- the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof;
- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or
- the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

Book-Entry Settlement and Clearance

CDS acts as securities depository for the IPSs, the Subordinated Notes and the Common Shares represented by the IPSs, which are referred to collectively as the "Securities". The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global share certificates. The global notes and global share certificates are issued as fully registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs or Subordinated Notes sold separately, the investor must do so through direct and indirect CDS participants. The participant through which a purchase is made will receive a credit for the applicable number of IPSs on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner", is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities will be subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Issuer solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Issuer is not responsible for those operations and procedures.

To facilitate subsequent transfers, all Securities deposited by direct CDS participants are registered in the name of CDS. The deposit of Securities with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Securities. CDS's records reflect only the identity of the direct CDS participants to whose accounts such Securities are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the Securities are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the applicable Security except in the event that use of the book-entry only system for the Securities is discontinued.

Cross market transfers between CDS participants, on the one hand, and the Depositary Trust Company ("DTC") participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Securities held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Securities in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.

Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

CDS will not consent or vote with respect to the Securities. Under its usual procedures, CDS would mail an omnibus proxy to the Issuer as soon as possible after the record date. The omnibus proxy assigns CDS's consent or voting rights to those direct participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

STA and the trustee under the Subordinated Note Indenture (as defined below) will make any payments on the Common Shares and Subordinated Notes to CDS. CDS's practice is to credit direct CDS participants' accounts on the payment date in accordance with their respective holdings shown on CDS's records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not

of CDS, STA, STA ULC or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

STA and the trustee under the Subordinated Note Indenture will be responsible for the payment of all amounts to CDS. CDS will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

CDS may discontinue providing its service as securities depositary with respect to the IPSs, the Common Shares or the Subordinated Notes at any time by giving reasonable notice to STA, STA ULC and the trustee under the Subordinated Note Indenture. If CDS discontinues providing its service as securities depositary with respect to the IPSs and STA and STA ULC are unable to obtain a successor securities depositary, an investor will automatically take a position in the component securities and STA and STA ULC will print and deliver certificates representing the IPSs. If CDS discontinues providing its service as securities depositary with respect to the Common Shares or Subordinated Notes and STA or STA ULC are unable to obtain a successor securities depositary, STA and STA ULC will print and deliver to the investor certificates for those securities and STA and STA ULC will automatically take a position in the securities and STA and STA ULC will print and deliver certificates for the Common Shares and Subordinated Notes.

Also, in the event that STA or STA ULC decide to discontinue use of the system of book-entry only transfers through CDS (or a successor securities depositary), STA or STA ULC will print and deliver to the holder certificates for the Common Shares and Subordinated Notes the holder may own.

The information in this section concerning CDS and CDS' book-entry only system has been obtained from sources that we believe to be reliable, including CDS, but we do not take responsibility for its accuracy.

We will not have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

- the accuracy of the records of CDS, its nominee, or any participant, any ownership interest in the securities; or

- any payments to, or the providing of notice, to participants or beneficial owners.

Separation and Recombination. Any voluntary or automatic separation of IPSs, and any subsequent recombination of IPSs from Subordinated Notes and Common Shares, are to be accomplished by entries made by the CDS participants on behalf of beneficial owners. In any such case, the participant's account through which a separation or recombination is effected will be credited and debited for the applicable securities on CDS's records.

Procedures relating to subsequent issuances. The Subordinated Note Indenture and the agreements with CDS provide that, in the event there is a subsequent issuance of Subordinated Notes, the terms of the newly issued Subordinated Notes (including interest and maturity) will be identical in all material respects to the previously issued Subordinated Notes and all such Subordinated Notes will be traded under the same CUSIP number. Any such subsequently issued Subordinated Notes may be issued at a discount or premium to the principal amount of the outstanding Subordinated Notes. See "Description of Subordinated Notes — Additional Issuances of IPSs and Subordinated Notes".

Share Capital of the Issuer

Share Capital of STA

The authorized share capital of STA consists of an unlimited number of common and preferred shares. As at June 30, 2007, no preferred shares and 23,718,554 Common Shares were issued and outstanding, of which 20,705,554 were represented by the IPSs, 3,000 are Common Shares related to IPSs that have been separated by shareholders, and 3,010,000 represent the Common Shares issued on March 29, 2007 pursuant to the Common Share-only private placement. See "The Issuer – Description of Common Shares".

Holders of Common Shares of STA are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Share Capital of STA ULC

The authorized share capital of STA ULC consists of 1,000,000,000 common shares. As at June 30, 2007, all of the issued and outstanding common shares of STA ULC were owned by STA Holdings. Holders of common shares of STA ULC are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA ULC, the holders of common shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and subject to the prior rights of preferred shares (if any).

The shareholders of STA ULC may, by special resolution, alter the share capital of STA ULC and, without prejudice to any special rights previously conferred on the existing shareholders at the time, issue preferred shares with such designations, powers, preferences, privileges and relative, participating, optional or special rights, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares.

Description of Subordinated Notes

As at June 30, 2007, Cdn. $89,665,808 principal amount of Subordinated Notes was outstanding. Of these, Cdn. $79,665,808 principal amount of notes represent the IPS Notes that were issued as part of the IPSs. The remaining Cdn. $10,000,000 represent the separate Subordinated Notes issued as part of the IPS Transactions (the "Separate Subordinated Notes"). The Subordinated Notes have been issued under an indenture dated as of December 21, 2004 (the "Subordinated Note Indenture"), between STA ULC, the Company, the Guarantors and Computershare Trust Company of Canada, as trustee (the "Trustee"). The following is a description of the terms of the Subordinated Note Indenture, a copy of the form of which has been filed with the Canadian securities regulatory authorities and is available at www.sedar.com. Capitalized terms used in this "Description of Subordinated Notes" section and not otherwise defined have the meanings set forth in the Subordinated Note Indenture and in the section "Certain Definitions" below, as applicable. The following summary of certain provisions of the Subordinated Note Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Subordinated Note Indenture. Upon expiry of the Exchange Offer on September 4, 2007, the Subordinated Notes outstanding at June 30, 2007 were reduced by $45.8 million (see "General Development of the Business"), and the total principal amount of the Separated Subordinated Notes issued as part of the IPS Transactions had been tendered to the Exchange Offer, on a combined basis representing 51% of the aggregate principal amount of Subordinated Notes then outstanding. As such, the Separated Subordinated Notes are no longer issued and outstanding.

General

The Subordinated Note Indenture provides for the issuance of the Subordinated Notes represented by the IPSs and for the issuance of the Separate Subordinated Notes. The Subordinated Note Indenture also provides for the issuance of an unlimited aggregate principal amount of additional Subordinated Notes (the "Additional Subordinated Notes") having substantially identical terms and conditions to the outstanding Subordinated Notes, subject to compliance with the covenants contained in the Subordinated Note Indenture. Any Additional Subordinated Notes will be part of the same issue as the outstanding Subordinated Notes and will vote on all matters with the outstanding Subordinated Notes.

The Subordinated Notes are registered in book-entry only form. See "Description of IPSs — Book-Entry Settlement and Clearance". The Subordinated Notes are not and will not be listed or traded on any exchange or market and therefore the holders may not be able to resell the Subordinated Notes. In connection with the Bought Deal, CIBC World Markets Inc. advised the Company that it intended to make a market in the Subordinated Notes subject to customary market practices and applicable legal and regulatory requirements and limitations. However, CIBC World Markets Inc. may discontinue any such activities, if commenced, at any time and without notice for any reason that would cause it to discontinue such activities in the ordinary course of its securities trading businesses.

Moreover, if and to the extent that CIBC World Markets Inc. makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

The Subordinated Notes represent an unsecured subordinated obligation of STA ULC and each Guarantor has guaranteed the Subordinated Notes on an unsecured basis. See "— Security and Guarantees" below.

Maturity

The Subordinated Notes mature on December 21, 2016. On maturity, STA ULC will repay the indebtedness represented by the Subordinated Notes by paying the Trustee, on behalf of the holders, in lawful money of Canada an amount equal to the principal amount of the outstanding Subordinated Notes, together with accrued and unpaid interest.

Interest

The Subordinated Notes bear interest at a rate of 14% per annum from the date of their issuance, or from the most recent date to which interest has been paid or provided for, payable monthly in arrears, subject to any permissible interest deferral, less any tax required to be withheld, on the fifteenth day following the end of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. The interest and principal on the Subordinated Notes are payable in lawful money of Canada by wire transfer or banker's draft at any branch in Canada of the bank specified in the Subordinated Note Indenture.

Interest Deferral

Prior to December 21, 2009, STA ULC is permitted, at its election, to defer interest payments on the Subordinated Notes, if and for so long as the Interest Coverage Ratio of the Company for the most recently ended twelve-month period ending on the last day of any month, is less than the Interest Deferral Threshold, unless a default in payment of interest, principal or premium, if any, on the Subordinated Notes has occurred and is continuing, or any other Event of Default with respect to the Subordinated Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Subordinated Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond December 21, 2009.

In addition, after December 21, 2009, STA ULC may at its election defer interest on the Subordinated Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Subordinated Notes has occurred and is continuing or any other Event of Default with respect to the Subordinated Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any preceding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Subordinated Notes will bear interest at the same rate as the stated rate on the Subordinated Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Subordinated Notes, including interest on deferred interest. All interest deferred prior to December 21, 2009, including interest accrued on deferred interest, must be repaid on December 21, 2009. All interest deferred after December 21, 2009, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

Deferral Period

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other Restricted Payments. See "Certain Covenants— Limitation on Restricted Payments". The Credit Facility contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Subordinated Notes.

Additional Amounts for U.S. Withholding Tax

All amounts paid or credited by STA ULC under or with respect to the Subordinated Notes or by any Guarantor under or in respect of its Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities or expenses related thereto) imposed or levied by or on behalf of the government of the United States or any government of any political subdivision, state or territory of the United States or any authority or agency therein or thereof having power to tax (hereinafter, "Taxes"), unless STA ULC or such Guarantor is required to withhold or deduct any amount for or on account of Taxes by law or by interpretation or administration of law. If STA ULC or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes or the Guarantees of the Subordinated Notes, STA ULC or such Guarantor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each owner of Subordinated Notes (an "owner" for purposes of this "Additional Amounts for U.S. Withholding Tax" section) including Additional Amounts, after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount the owner would have received if such Taxes had not been withheld or deducted; provided that Additional Amounts will only be payable with respect to a payment made to a person if:

(a) the person is a Non-U.S. Holder that is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to STA ULC or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) executed under penalties of perjury that such Non-U.S. Holder is not a "United States person" (as defined in the United States Internal Revenue Code of 1986, as amended (the "Code")) and provides its name and address; or (ii) a "qualified intermediary" (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Issuer with an IRS Form W-8IMY (or a suitable substitute or successor form), and

(c) the payment is not effectively connected with such person's conduct of a trade or business within the U.S.

STA ULC and any Guarantors will also:

1. make such withholding or deduction; and

2. remit the full amount deducted or withheld to the relevant authority;

in accordance with and in the time required under applicable law. STA ULC and any Guarantors will furnish to the holders of the Subordinated Notes that are outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any taxes due under applicable law, certified copies of tax receipts or other documentation evidencing such payment by STA ULC or such Guarantor.

At least 30 days or as soon as otherwise practicable prior to each date on which any payment under or with respect to the Subordinated Notes is due and payable, on which STA ULC or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, STA ULC or such Guarantor will deliver to the Trustee an officers' certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders of notes or owners on the payment date. Whenever in the Subordinated Note Indenture or in this Annual Information Form there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Subordinated Note, such mention will be considered to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

STA ULC or a Guarantor will pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Subordinated Notes, the Subordinated Note Indenture or any related document ("Documentary Taxes").

The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the Subordinated Note Indenture.

Canadian Withholding Tax

STA ULC is entitled to deduct and withhold any applicable withholding taxes pursuant to the Tax Act from any payment to be made on the Subordinated Notes and the amount of any such deduction or withholding will be considered an amount paid in satisfaction of STA ULC's obligation under such Subordinated Notes and there is no obligation on STA ULC to gross-up amounts paid to a Holder of the Subordinated Notes in respect of such deductions or withholding.

Optional Redemption

Except for a tax redemption described below, STA ULC may not redeem the Subordinated Notes at its option prior to December 21, 2009.

On or after December 21, 2009, STA ULC may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days' notice to Holders, for cash, at a redemption price (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest on the Subordinated Notes redeemed to the applicable redemption date, if redeemed during the twelve month period beginning on December 21 in the years indicated below:

Year	Percentage
2009	105%
2010	105%
2011	104%
2012	104%
2013	103%
2014	102%
2015	101%
2016 and thereafter	100%

STA ULC may, at its option, redeem all, but not less than all, of the Subordinated Notes, at any time upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus accrued and unpaid interest to the redemption date, during any period that for U.S. federal income tax purposes STA ULC: (i) is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Subordinated Notes from its income; or (ii) is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes and STA ULC is required to pay Additional Amounts. See "— Additional Amounts for U.S. Withholding Tax".

In the case of any partial redemption, selection of the Subordinated Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate (and in such manner as complies with the applicable legal and regulatory requirements). If any Subordinated Note is to be redeemed in part only, the notice of redemption relating to such subordinated note will state the portion of the principal amount thereof to be redeemed. A new Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Subordinated Note. On and after the redemption date, interest will cease to accrue on Subordinated Notes or portions thereof called for redemption, so long as STA ULC has deposited with the depositary funds sufficient to pay the principal of, plus accrued and unpaid interest and the premium (if any) on, the Subordinated Notes to be redeemed.

Ranking

The Subordinated Notes represent unsecured subordinated indebtedness of STA ULC and are subordinated in right of payment, as set forth in the Subordinated Note Indenture, to all existing and future Senior Indebtedness of STA ULC, including the guarantee provided by STA ULC pursuant to the Credit Facility.

STA ULC may not pay principal of, premium (if any) or interest on, the Subordinated Notes or make any deposit pursuant to the provisions described under "— Defeasance" below and may not otherwise purchase, redeem or otherwise retire any Subordinated Notes (except that Holders may receive and retain (a) Permitted Junior Securities and (b) payments made from the trust described under "— Defeasance" below so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions described herein or any other material agreement binding on STA ULC, including the Credit Facility) (collectively, "pay the Subordinated Notes") if:

- a default in the payment of the principal of, premium, if any, or interest on any Designated Senior Indebtedness occurs and is continuing or any other amount owing in respect of any Designated Senior Indebtedness has not been paid when due, or

- any other default on any Designated Senior Indebtedness has occurred and the maturity of such Designated Senior Indebtedness has been accelerated in accordance with its terms,

unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid or discharged in full.

However, STA ULC may pay the Subordinated Notes without regard to the foregoing if STA ULC and the Trustee receive written notice approving such payment from the Representative of each series of the Designated Senior Indebtedness with respect to which either of the events set forth in either of the bullet points of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in either of the bullet points of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or upon the expiration of any applicable grace periods, STA ULC may not pay the Subordinated Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to STA ULC) of written notice (a "Blockage Notice") of such default from the Representative of such defaulted Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending on the earliest to occur of the following events:

- 179 days shall have elapsed since the receipt of such Blockage Notice;
- such Payment Blockage Period is terminated by written notice to the Trustee and STA ULC from the Person or Persons who gave such Blockage Notice;
- the repayment or discharge in full of such defaulted Designated Senior Indebtedness; or
- the default giving rise to such Blockage Notice is no longer continuing or is waived by the holders of the defaulted Designated Senior Indebtedness or the Representative of such holders.

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the succeeding paragraph), unless the holders of such defaulted Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such defaulted Designated Senior Indebtedness, STA ULC may resume payments on the Subordinated Notes after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this provision, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or an assignment for the benefit of its creditors or any marshalling of the Company's assets or liabilities, the holders of Senior Indebtedness will be entitled to receive payment of all the Senior Indebtedness before the holders of the Subordinated Notes are entitled to receive any payment, and until the Senior Indebtedness is paid in full, any payment or distribution to which holders of the Subordinated Notes would be entitled but for the subordination provisions of the Subordinated Note Indenture will be made to holders of the Senior Indebtedness as their interests may appear. However, the holders of Subordinated Notes may receive and retain Permitted Junior Securities, and payments made from the trust described under "— Defeasance" so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions described herein or any other material agreement binding on the Company, including the Credit Facility. If a distribution is made to holders of the Subordinated Notes that, due to the subordination provisions of the Subordinated Note Indenture should not have been made to them, such holders of the Subordinated Notes are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of each series of the Designated Senior Indebtedness (or their respective Representative) of such occurrence. If any Designated Senior Indebtedness is outstanding, STA ULC may not make any payments then due on the Subordinated Notes until five business days after the holders or the Representative of such Designated Senior Indebtedness receive notice of such occurrence and, thereafter, may pay the Notes only if the subordination provisions of the Subordinated Note Indenture otherwise permit payment at that time.

By reason of such subordination provisions contained in the Subordinate Note Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, rateably, than the holders of the Subordinated Notes and, because of the obligation on the part of the holders of the Subordinated Notes to turn over distributions to the holders of Senior Indebtedness, to the extent required to pay Senior Indebtedness in full, trade creditors of the Company and Guarantors may recover more, rateably, than the holders of the Subordinated Notes.

The Subordinated Note Indenture contains identical subordination provisions relating to each Guarantor's obligations under its Guarantee. Notwithstanding the above provisions, nothing shall prevent an Event of Default from occurring or otherwise impair, as between STA ULC (and the Guarantors) and the holders of the Subordinated Notes, the obligation of STA ULC and the Guarantors, which is unconditional and absolute, to make payments on the Subordinated Notes as and when the same shall become due and payable in accordance with their terms, nor shall the holders of Subordinated Indebtedness be prohibited from immediately enforcing any of their default remedies permitted by applicable law upon default under the Subordinated Notes, subject, however, to the Acceleration Forbearance Period.

Security and Guarantees

The Subordinated Notes represent an unsecured obligation of STA ULC, guaranteed by the Company and each of its Subsidiaries other than Student Transportation of Canada Inc. and its subsidiary Toshmar Bus Lines Limited, on an unsecured basis pursuant to guarantees entered into by each Guarantor. The indebtedness evidenced by each Guarantee is subordinated in right of payment, as set forth in the Subordinated Note Indenture, to all existing and future Senior Indebtedness of such Guarantor, including the Senior Indebtedness of the Company and its affiliates under the Amended and Restated Credit Agreement.

Additional Issuances of IPSs and Subordinated Notes

Subject to certain covenants on the Incurrence of Indebtedness, the Subordinated Note Indenture provides for the additional issuances of Subordinated Notes, but only to the extent that the issuance of Additional Subordinated Notes would not cause STA ULC to be insolvent. The terms of any Additional Subordinated Notes will be identical in all material respects to the outstanding Subordinated Notes. STA ULC may issue Additional Subordinated Notes at a discount or premium to the principal amount.

Acceleration Forbearance Periods

The principal amount of the Subordinated Notes will not be due and payable during any Acceleration Forbearance Period; provided however, the Acceleration Forbearance Period shall not prevent an Event of Default from occurring or otherwise impair, as between STA ULC (and the Guarantors) and the holders of the Subordinated Notes, the obligation of STA ULC and the Guarantors, which is unconditional and absolute, to make payments on the Subordinated Notes as and when the same shall become due and payable in accordance with their terms, nor shall the holders of Subordinated Debt be prohibited from immediately enforcing any of their other default remedies permitted by applicable law (including the right to sue) during the Acceleration Forbearance Period. "Acceleration Forbearance Period" means, so long as STA ULC has Senior Indebtedness outstanding which requires subordinated debt of STA ULC to have a forbearance provision, the period beginning on the date when the Trustee or the holders of at least 25% in principal amount of the outstanding Subordinated Notes (or Holders of a Reduced Threshold Amount in the case of a Reduced Threshold Default) provide STA ULC with a notice of acceleration and ending on the earliest of: (a) 179 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forbearance Period in the immediately preceding 12-month period, the duration of the Acceleration Forbearance Period will be automatically reduced by the cumulative duration of all prior Acceleration Forbearance Periods that occurred during the preceding 12-month period; (b) the date the holders of Indebtedness under the Credit Facility accelerate the Senior Indebtedness thereunder or any enforcement or collection action shall have been commenced with respect thereto; (c) the occurrence or existence of an Event of Default described in clause (vii) under "Defaults under the Subordinated Note Indenture"; (d) the maturity of the Subordinated Notes; and (e) the holders of Senior Indebtedness consent in writing to the termination of the Acceleration Forbearance Period.

The Subordinated Note Indenture also contains substantially equivalent forbearance provisions relating to each Guarantor's Obligations under its Guarantee.

Change of Control

Upon the occurrence of any of the following events (each, a "Change of Control"), STA ULC will have the obligation to make an offer to repurchase all or any part of a Holder's Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): (i) the adoption of a plan relating to the liquidation or dissolution of STA ULC, the Company or STA, (ii) the acquisition by any Person or group of a direct or indirect interest in securities representing more than 50% of the voting power of the Voting Stock of STA ULC, the Company or STA, by way of purchase, merger or consolidation or otherwise (other than the creation of a holding company that does not involve a change in the beneficial ownership of STA ULC, the Company or STA, as the case may be, as a result of such transaction), or (iii) the merger or consolidation of STA ULC, the Company or STA with or into another Person or the merger of another Person into STA ULC, the Company or STA with the effect that immediately after such transaction the shareholders of STA ULC, the Company or STA, as the case may be, immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting rights of all securities generally entitled to vote in the election of directors, managers, or trustees of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of STA ULC, the Company or STA as a result of such transaction.

Future Senior Indebtedness of STA ULC may contain prohibitions on certain events which would constitute a Change of Control or require STA ULC to repay or repurchase, or to make an offer to repurchase, such Senior Indebtedness upon a Change of Control. The Senior Indebtedness may prohibit any purchase by STA ULC of the Subordinated Notes. Moreover, the exercise by the Holders of their right to require STA ULC to repurchase the Subordinated Notes could cause a default under other Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on STA ULC. STA ULC's ability to pay cash to the Holders upon a repurchase may be limited by STA ULC's then existing financial resources and the terms of any Senior Indebtedness then in effect. There can be no assurance that sufficient funds will be available when necessary to make any repurchases.

If at the time of such Change of Control the terms of any Senior Indebtedness restrict or prohibit the repurchase by STA ULC of Subordinated Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, STA ULC shall (i) repay in full all Senior Indebtedness or offer to repay in full all Senior Indebtedness and repay the Senior Indebtedness of each lender who has accepted such offer, or (ii) obtain the requisite consent under the agreements governing the Senior Indebtedness to permit STA ULC to make an offer to repurchase the Subordinated Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, unless STA ULC has exercised its right to redeem all of a particular Holder's Subordinated Notes as described above under "— Optional Redemption", in which case the following provisions shall not apply to such Holder (an "Excluded Holder"), STA ULC will mail a notice (a "Change of Control Offer") to each Holder with a copy to the Trustee stating: (i) that a Change of Control has occurred, together with an offer to purchase the Subordinated Notes of each Holder who is not an Excluded Holder at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (ii) the circumstances and relevant facts and financial information regarding such Change of Control; (iii) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions determined by STA ULC, consistent with this covenant, that a Holder must follow in order to have its Subordinated Notes purchased.

A holder of IPSs will not be able to have its Subordinated Notes purchased unless the Holder surrenders the IPSs to the applicable depositary and receives delivery of the Common Shares and Subordinated Notes represented thereby.

STA ULC will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Subordinated Note Indenture applicable to a Change of Control Offer made by STA ULC and purchases all Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer; or (ii) issues a redemption notice in compliance with the requirements set forth in the Subordinated Note Indenture with respect to all of the Subordinated Notes and redeems such Subordinated Notes on the redemption date specified in the redemption notice.

Recombination of Subordinated Notes and Common Shares into IPSs

The Subordinated Note Indenture provides that as long as any Subordinated Notes are outstanding, any Holder of Subordinated Notes and Common Shares may at any time and from time to time, recombine these securities to form IPSs.

Certain Covenants

The Subordinated Note Indenture contains covenants including, among others, the covenants listed below.

Limitations on Incurrence of Indebtedness. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that STA ULC and the Company or any of their Subsidiaries may Incur Indebtedness if the ratio of Total Funded Debt at the end of the most recently ended full fiscal quarter to Adjusted EBITDA for the most recently ended four full fiscal quarters of the Company for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been less than 4.8 to 1.0 (the "Debt-to-EBITDA Ratio") determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations do not apply to:

(a) the Incurrence by STA ULC, the Company or any Subsidiary of Indebtedness pursuant to the Credit Facility in an amount not to exceed $85 million;

(b) the Incurrence by STA ULC and the Guarantors of Indebtedness represented by the Subordinated Notes and Separate Subordinated Notes issued on December 21, 2004 and the Guarantees and in connection with the exercise by the Underwriters of the over-allotment option;

(c) Indebtedness existing on December 21, 2004;

(d) Indebtedness to be issued in the form of Additional Subordinated Notes which are represented by IPSs having a common share component of not less than 50% of such IPSs (and the related issuance by the Company of preferred shares) upon the repurchase of any Class B or C common shares of the Company;

(e) Indebtedness arising from agreements of STA ULC, the Company or any Subsidiary providing for indemnification, adjustment of purchase price, earn out or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of STA ULC or the Company in accordance with the terms of the Subordinated Note Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(f) Indebtedness of STA ULC or the Company to a Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to STA ULC, the Company, or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(g) Indebtedness of a Subsidiary to STA ULC or the Company or another Subsidiary; provided that (i) any such Indebtedness is made pursuant to an intercompany note, and (ii) if a Guarantor Incurs such Indebtedness to a Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Subsidiary lending such Indebtedness ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to STA ULC, the Company or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(h) Hedging Obligations that are incurred in the ordinary course of business (i) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Subordinated Note Indenture to be outstanding, (ii) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges, or (iii) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(i) any guarantee by STA ULC, the Company or a Guarantor of Indebtedness or other obligations of STA ULC, the Company or any Subsidiary so long as the Indebtedness by STA ULC, the Company or such Subsidiary is permitted under the terms of the Subordinated Note Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness will be subordinated in right of payment to such Guarantor's Guarantee with respect to the Subordinated Notes substantially to the same extent as such Indebtedness is subordinated to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable;

(j) the Incurrence by STA ULC, the Company or any Subsidiary of any of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under the first paragraph of this covenant and clauses (a), (b), (c) and (d) above and (k) and (o) below, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, "Refinancing Indebtedness") prior to its respective maturity, provided, however, that such Refinancing Indebtedness:

  (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

  (ii) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced or the Stated Maturity of the Subordinated Notes;

  (iii) to the extent such Refinancing Indebtedness refinances Indebtedness pari passu with the Subordinated Notes or the Guarantees, is pari passu with or subordinated to the Subordinated Notes or Guarantees, as applicable; and

  (iv) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, prepayment penalties, costs, expenses and fees Incurred in connection with such refinancing;

provided that the Debt-to-EBITDA Ratio continues to be met and provided further that clauses (i) and (ii) of this sub-paragraph (j) shall not apply to any refunding of the Credit Facility;

(k) Indebtedness of Persons that are acquired by STA ULC, the Company or a Subsidiary merged into a Subsidiary in accordance with the terms of the Subordinated Note Indenture; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness on a pro forma basis either (i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt-to-EBITDA Ratio set forth in this covenant or (ii) the Interest Coverage Ratio for the preceding period on a pro forma basis, after giving effect to such acquisition and the Incurrence of such Indebtedness, would be greater than the actual Interest Coverage Ratio for such period without giving effect to such acquisition and provided further that the Debt-to-EBITDA Ratio continues to be met;

(l) the incurrence by STA ULC, the Company or any of its Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of STA ULC, the Company or such Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in an aggregate principal amount, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (l), not to exceed any time outstanding $10 million and provided further that the Debt-to-EBITDA Ratio continues to be met;

(m) the incurrence by STA ULC, the Company or any of its Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self insurance; provided, however, that, in each case, upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(n) the incurrence by STA ULC, the Company or any of its Subsidiaries of obligations in respect of performance and surety bonds and completion guarantees provided by STA ULC, the Company or such Subsidiaries in the ordinary course of business;

(o) the incurrence by STA ULC, the Company or any of its Subsidiaries of additional Indebtedness in an aggregate amount (or accreted value, as applicable) at any time outstanding, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (o), not to exceed $10 million; and

(p) Indebtedness arising from the honouring by a bank or other financial institution of a cheque, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (p) above or is entitled to be Incurred pursuant to this covenant, STA ULC will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses. Accrual of interest, the accretion of accreted value or amortization at original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments. The Subordinated Note Indenture provides that STA ULC and the Company will not, and shall not permit any of their Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of STA ULC's, the Company's or any Subsidiary's Equity Interests, including any payment made in connection with any merger or consolidation involving STA ULC or the Company (other than (A) dividends or distributions by STA ULC or the Company payable solely in Equity Interests (other than Disqualified Stock) of STA ULC or the Company or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, STA ULC or the Company or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with the terms of such Equity Interests); or

(ii) purchase or otherwise acquire or retire for value any Equity Interests of STA ULC or the Company, other than repurchases of the Class B or C common shares by the Company in certain circumstances (a "**Repurchase Event**"); or

(iii) make a Restricted Investment;

(all such payments and other actions set forth in clauses (i), (ii) and (iii) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(b) (i) no Interest Deferral Period with respect to the Subordinated Notes is in effect and (ii) there is no interest deferred during any Interest Deferral Period (including interest thereon) that remains unpaid; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by STA ULC, the Company and their Subsidiaries after December 21, 2004 (including Restricted Payments permitted by clauses (1), (3), (4), (5) and (6) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication:

(i) 100% of the Excess Cash of the Company (calculated in accordance with the Subordinated Note Indenture) for the period (taken as one accounting period) from the first date of the fiscal quarter in which December 21, 2004 occurs to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(ii) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash, received by the Company after December 21, 2004 from the issue or sale of Equity Interests of the Company (subject to certain exceptions), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or to STA ULC or to STA), plus

(iii) 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received by the Company as a contribution to capital after December 21, 2004 (subject to certain exceptions), plus

(iv) 100% of the aggregate amount received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received from (A) the sale or other disposition (other than to STA ULC, the Company, STA or a Subsidiary) of Restricted Investments made by the Company and any Subsidiary and from repurchases and redemptions of such Restricted Investments from the Company and any Subsidiary by any Person (other than STA ULC, the Company, STA or a Subsidiary) and from repayments of loans or advances which constituted Restricted Investments, and (B) the sale (other than to STA ULC, the Company, STA or a Subsidiary) of the Capital Stock of a Subsidiary.

The Fair Market Value of property other than cash referred to in clauses (ii), (iii) and (iv) above will be determined in good faith by STA ULC and (A) in the case of property with a Fair Market Value in excess of $5 million, shall be set forth in an officers' certificate or (B) in the case of property with a Fair Market Value in excess of $10 million, shall be set forth in a resolution approved by at least a majority of the board of directors.

The foregoing provisions of this covenant do not prohibit:

1. the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have been permitted under the provisions of the Subordinated Note Indenture;

2. (a) the repurchase, retirement or other acquisition of any Equity Interests ("Retired Capital Stock") or Subordinated Indebtedness of STA ULC in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of STA ULC or the Company or any of their respective Subsidiaries or contributions to the equity capital of STA ULC, the Company or any of their respective Subsidiaries (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary or to an employee stock ownership plan or any trust established by STA ULC or the Company or any of their respective Subsidiaries) (collectively, including any such contributions, "Refunding Capital Stock"); and (b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by STA ULC, the Company or any of their respective Subsidiaries) of Refunding Capital Stock;

3. the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of STA ULC, the Company or any of their respective Subsidiaries issued or incurred in accordance with the covenant entitled "— Limitation on Incurrence of Indebtedness";

4. the declaration and payment of dividends or distributions to holders of any class or series of Preferred Stock issued in accordance with the covenant entitled "— Limitation on Incurrence of Indebtedness";

5. other Restricted Payments in an aggregate amount specified in the Subordinated Note Indenture which may not exceed US$10 million, provided that any amounts paid pursuant to this clause that subsequently would have become eligible to be paid out pursuant to clause (7), may be excluded from this calculation at that time;

6. repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

7. the payment of dividends on the common shares of the Company to the extent permitted but not previously paid;

8. the repurchase, redemption or other acquisition or retirement for value of any Equity Interests held by any former or current employees, officers, directors or consultants of STA ULC, the Company or any of their Subsidiaries or their respective estates, spouses or family members under any management equity plan or stock option or other management or employee benefit plan, in an aggregate amount not to exceed $5 million in any calendar year pursuant to this clause (8); provided that STA ULC, the Company or any of their Subsidiaries may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or

retirements for value permitted to have been made but not made in any preceding calendar year up to a maximum of $5 million in any calendar year pursuant to this clause (8); and provided further, that such amount in any calendar year may be increased by the cash proceeds of key man life insurance policies received by STA ULC, the Company and their Subsidiaries after the date of the Subordinated Note Indenture less any amount previously applied to the payment of Restricted Payments pursuant to this clause (8); provided further, that cancellation of the Indebtedness owing to STA ULC, the Company or any of their Subsidiaries from employees, officers, directors and consultants of the Company or any of its Subsidiaries in connection with a repurchase of Equity Interests from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Subordinated Note Indenture;

9. dividends or distributions solely in the form of Equity Interests or repurchases of Equity Interests which may be deemed to occur upon exchange or exercise of other outstanding Equity Interests; and

10. the redemption, repurchase or other acquisition for value of Capital Stock of the Company representing fractional shares of such capital stock in connection with a merger, consolidation, amalgamation or other combination involving the Company.

provided, however that at the time of and after giving effect to, any Restricted Payment permitted under clauses (1), (3), (4), (5), (6), (7) and (9), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, no Interest Deferral Period with respect to the Subordinated Notes is in effect, and there is not any interest deferred during any Interest Deferral Period (including interest thereon) that remains unpaid.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit (to the extent that any of their indirect approval rights are triggered) any of their Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of their respective Subsidiaries to:

(a) (i) pay dividends or make any other distributions to STA ULC, the Company or any Subsidiary (1) on its Capital Shares, or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to STA ULC, the Company or any Subsidiary;

(b) make loans or advances to STA ULC, the Company or any Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to STA ULC, the Company or any Subsidiary; except in each case for such encumbrances or restrictions existing under or by reason of:

(i) contractual encumbrances or restrictions in effect on December 21, 2004, including pursuant to the Credit Facility;

(ii) the Subordinated Note Indenture and the Subordinated Notes;

(iii) applicable law or any applicable rule, regulation or order;

(iv) any agreement or other instrument relating to Indebtedness of a Person acquired by STA ULC, the Company or any Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(v) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

(vi) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under "— Limitations on Incurrence of Indebtedness" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(vii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(viii) customary provisions in joint venture agreements, limited partnership agreements and other similar agreements entered into in the ordinary course of business;

(ix) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business;

(x) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of the preceding paragraph;

(xi) Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(xii) Indebtedness incurred after the date of the Subordinated Note Indenture in accordance with the terms of the Subordinated Note Indenture; provided that the restrictions contained in the agreements governing the new Indebtedness are, in the good faith judgment of the board of directors of the Company, not materially less favourable, taken as a whole, to the Holders of the Subordinated Notes than those contained in the agreements governing Indebtedness that were in effect on the date of the Subordinated Note Indenture; or

(xiii) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xii) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the board of directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to cause or make an Asset Sale, unless STA ULC, the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by STA ULC, the Company or such Subsidiary, as the case may be) of the assets sold.

Within 365 days after the receipt of the net proceeds of any Asset Sale, STA ULC, the Company or such Subsidiary shall apply the net proceeds from such Asset Sale, at its option:

(i) to permanently reduce Obligations under Senior Indebtedness or Indebtedness of a Subsidiary, in each case other than Indebtedness owed to STA ULC, the Company or an affiliate of STA ULC or the Company;

(ii) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a similar business; and/or

(iii) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale.

Pending the final application of any such net proceeds, STA ULC, the Company or such Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such net proceeds in cash equivalents or Investment Grade Securities. The Subordinated Note Indenture provides that any net proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of the prior paragraph will be deemed to constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $10 million, STA ULC will have the obligation to make an offer to all Holders of Subordinated Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Subordinated Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to the lesser of (i) 105% of the principal amount, and (ii) the redemption amount at such date, plus accrued and unpaid interest, if any, to but not including the date fixed for the closing of such offer, in accordance with the procedures set forth in the Subordinated Note Indenture. A holder of IPSs will not be able to have its Subordinated Notes purchased under an Asset Sale Offer unless the Holder separates the IPS and receives delivery of the Common Shares and Subordinated Notes represented thereby.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder of Subordinated Notes at such Holder's registered address. If any Subordinated Note is to be purchased in part only, any notice of purchase that relates to such Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Subordinated Note in principal amount equal to the unpurchased portion of any Subordinated Note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original Subordinated Note. On and after the purchase date, unless the Issuer defaults in payment of the purchase price, interest shall cease to accrue on Subordinated Notes or portions thereof purchased.

The terms of any Senior Indebtedness of STA ULC, the Company or their Subsidiaries may prohibit the completion of sales and/or the application of the proceeds of sales as provided in the Subordinated Note Indenture.

Transactions with Affiliates. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate of STA ULC or the Company (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $2 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favourable to STA ULC or the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by STA ULC or the Company or such Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, STA ULC delivers to the Trustee a resolution adopted by the majority of the board of directors of STA ULC, approving such Affiliate Transaction and an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by the provisions of the Subordinated Note Indenture described above under the covenant "— Limitation on Restricted Payments";

(ii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of STA ULC, the Company, or any Subsidiary;

(iii) transactions in which STA ULC, the Company, or any of their Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor of recognized standing stating that such transaction is fair to STA ULC, the Company, or such Subsidiary from a financial point of view or meets the requirement of clause (a) of

the preceding paragraph (provided that the requirements of clause (b) must be met, if applicable);

(iv) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the board of directors of the Company or STA ULC in good faith;

(v) any agreement as in effect as of December 21, 2004 or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders of the Subordinated Notes in any material respect) or any transaction contemplated thereby;

(vi) the existence of, or the performance by STA ULC, the Company, or any Subsidiary of its obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of December 21, 2004 and any similar agreements (including any operating agreements or limited partnership agreements) which it may enter into thereafter; provided, however that the existence of, or the performance by STA ULC, the Company, or any Subsidiary of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after December 21, 2004 shall only be permitted by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Subordinated Notes in any material respect;

(vii) any employment agreement or other compensation arrangements or agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business of the Company or such Subsidiary;

(viii) transactions between or among the Company, STA ULC and any of their Subsidiaries;

(ix) transactions with a Person that is an Affiliate of STA ULC, the Company or any of their Subsidiaries solely because the Company, STA ULC or one or more of its Subsidiaries owns an Equity Interest in, or controls, such Person; and

(x) issuances of Equity Interests (other than Disqualified Stock) to affiliates of the Company.

Liens. The Subordinated Note Indenture provides that STA ULC and the Company will not and will not permit any Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of STA ULC, the Company, or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of STA ULC, the Company, or any of their Subsidiaries or any other Person (other than Senior Indebtedness) unless the subordinated notes are equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the subordinated notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require STA ULC, the Company or any Subsidiary to secure the subordinated notes if the Lien consists of a Permitted Lien.

The Subordinated Note Indenture provides that no Guarantor will directly or indirectly create, Incur or suffer to exist any Lien on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligation of such Guarantor or any other Person (other than Senior Indebtedness) unless the Guarantee of such Guarantor of the Subordinated Notes is equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to such Guarantor's Guarantee of the Subordinated Notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require any Guarantor to secure its Guarantee of the Subordinated Notes if the Lien consists of a Permitted Lien.

Reporting Obligations. The Subordinated Note Indenture provides that STA deliver to the Trustee within 90 days after the end of each fiscal year of STA and 45 days after the end of each fiscal quarter (other than the last fiscal quarter) of each fiscal year, a consolidated balance sheet of STA and related statements of income and changes in financial position for the fiscal year or fiscal quarter and year-to-date, as applicable in accordance with Canadian GAAP (audited with respect to annual financial statements). STA is also subject to other customary reporting obligations, including the delivery of officers' certificates in respect of the occurrence of defaults under the Subordinated Note Indenture.

Merger, Consolidation, or Sale of All or Substantially All Assets

The Subordinated Note Indenture provides that STA ULC and the Company may not consolidate or merge with or into or wind up into (whether or not STA ULC or the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(a) STA ULC or the Company, as the case may be, is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than STA ULC) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or any province or territory thereof (STA ULC, the Company or such Person, as the case may be, being herein called the "Successor Issuer");

(b) the Successor Issuer (if other than STA ULC or the Company) expressly assumes all the obligations of STA ULC or the Company, as the case may be, under the Subordinated Note Indenture and the Subordinated Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(d) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt-to-EBITDA Ratio test or (B) the Interest Coverage Ratio for the Successor Issuer and its Subsidiaries would be greater than or equal to such ratio for the Company and its Subsidiaries immediately prior to such transaction;

(e) each party to the Subordinated Notes and Guarantees, unless they are the other party to the transactions described above, will have by supplemental notes and guarantees confirmed that such notes and guarantees will apply to such Person's obligations under the Subordinated Notes and Guarantees (or, such parties will have entered into guarantees of the Subordinated Notes in form and substance substantially the same as the Guarantees); and

(f) STA ULC will have delivered to the Trustee an officers' certificate or an opinion of legal counsel stating that such consolidation, merger or transfer and such supplemental notes and guarantees (or guarantees of the Subordinated Notes) comply with the Subordinated Note Indenture.

The Successor Issuer will succeed to, and be substituted for, STA ULC or the Company under the Subordinated Note Indenture and the Subordinated Notes. Notwithstanding the foregoing clauses (c) and (d), (i) any Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to STA ULC or to another Subsidiary and (ii) STA ULC or the Company may merge with an affiliate incorporated solely for the purpose of reincorporating STA ULC or the Company in another province or territory of Canada so long as the amount of Indebtedness of STA ULC and its Subsidiaries is not increased thereby.

The Subordinated Note Indenture further provides that, subject to certain limitations described in the Subordinated Note Indenture governing release of a Guarantee upon the sale or disposition of a Guarantor, each Guarantor will not, and STA ULC and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or the United States, or any province or territory of Canada or state of the United States (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");

(ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Subordinated Note Indenture and such Guarantor's guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Guarantor shall have delivered or caused to be delivered to the Trustee an officers' certificate and opinion of legal counsel, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Subordinated Note Indenture.

Subject to certain limitations described in the Subordinated Note Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Subordinated Note Indenture and such Guarantor's guarantee. Notwithstanding the foregoing clause (iii), a Guarantor may merge with an affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or province or territory of Canada so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults Under the Subordinated Note Indenture

An Event of Default is defined in the Subordinated Note Indenture as:

(i) a default in any payment of interest on any Subordinated Notes when due and continuing for 30 days, subject to the interest deferral provisions contained in the Subordinated Note Indenture; provided, however, that a default in any payment of deferred interest on the Subordinated Notes required to be made on December 21, 2009 shall immediately constitute an Event of Default (without regard to length of time for which such default continues);

(ii) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise or upon any extensions of the maturity date in accordance with the Subordinated Note Indenture;

(iii) the failure by STA ULC or the Company to comply with their respective obligations under the covenant described under "— Merger, Consolidation or Sale of All or Substantially All Assets" above, subject to certain grace and cure periods, as applicable;

(iv) the failure by STA ULC or the Company to comply for 30 days after notice with any of their respective obligations under the covenants described under "— Change of Control" or "— Certain Covenants" above (in each case, other than a failure to purchase Subordinated Notes);

(v) the failure by STA ULC or the Company to comply for 60 days after notice with its other agreements contained in the Subordinated Notes or the Subordinated Note Indenture;

(vi) the failure by STA ULC, the Company or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to STA ULC, the Company or a Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds US$5 million or its foreign currency equivalent (the "cross acceleration provision");

(vii) certain events of bankruptcy, insolvency or reorganization of STA ULC, the Company or a Major Subsidiary (the "bankruptcy provisions");

(viii) the rendering of any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$20 million or its foreign currency equivalent against STA ULC, the Company or a Major Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged or stayed within 90 days thereafter or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision");

(ix) the Subordinated Notes or any Guarantee therefor cease to be in full force and effect, except as contemplated by the terms thereof, or STA ULC, the Company or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee therefor, except as contemplated by the terms thereof, and the Default continues for 10 days; or

(x) except as expressly provided by clause 1 under "— Limitation on Restricted Payments", the Company pays any dividend on shares of its Capital Stock or purchases or otherwise acquires or retires for value any Equity Interests of STA ULC, the Company or any other Subsidiary, other than the repurchase of the Class B or C common shares by the Company in connection with a Repurchase Event (A) when, based on the then-available financial statements presented to the Board of Directors, such Restricted Payment exceeds the amount available to be paid pursuant to paragraph (c) or clauses 2 through 10 of the "— Limitation on Restricted Payments" covenant or (B) during any Interest Deferral Period or period when any interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid or the continuance of an Event of Default.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Subordinated Notes (or the Holders of a Reduced Threshold Amount in the case of a Reduced Threshold Default) notify STA ULC of the default and STA ULC does not cure such default within the time specified in clauses (iv) or (v) hereof after receipt of such notice.

If an Event of Default occurs and is continuing, the Subordinated Notes will bear an additional 2% of interest per annum until such time as the Event of Default has been cured.

Subject to any Acceleration Forbearance Periods during which the principal amount of the Subordinated Notes will not be due and payable by STA ULC or any Guarantor (see "Acceleration Forbearance Periods" above), if an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of STA ULC for which acceleration is automatic) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Subordinated Notes by notice to STA ULC may declare the principal of, premium, if any, and accrued but unpaid interest on all the Subordinated Notes to be due and payable. Upon such a declaration, such principal, premium and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Subordinated Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Subordinated Notes may rescind any such acceleration with respect to the Subordinated Notes and its consequences.

Subject to the provisions of the Subordinated Note Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Subordinated Note Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable security and indemnification satisfactory to the Trustee against any loss, liability or expense. Except to preserve or enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Subordinated Note Indenture or the Subordinated Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Subordinated Notes (or at least a Reduced Threshold Amount in respect of a remedy (other than acceleration) for a Reduced Threshold Default) have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) except for a remedy (other than an acceleration) for a Reduced Threshold Default, the Holders of a majority in principal amount of the outstanding Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Subordinated Note Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Subordinated Note Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Subordinated Note Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal or premium, if any, or interest on any Subordinated Note or in the case of a Reduced Threshold Default, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the Holders. In addition, STA ULC is required to deliver to the Trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. STA ULC also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Subordinated Note Indenture may be amended with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding of all series affected by such amendment and any past default in compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding. However, without the consent of all of the Holders of the Subordinated Notes then outstanding, no amendment or waiver may, among other things:

(i) reduce the amount of Subordinated Notes whose Holders must consent to an amendment,

(ii) reduce the rate of or extend the time for payment of interest on any Subordinated Note,

(iii) reduce the principal of or reduce or extend the Stated Maturity of any Subordinated Note,

(iv) reduce the premium payable upon the redemption of any Subordinated Note or change the time at which any Subordinated Note may be redeemed as described under "— Optional Redemption" above,

(v) make any Subordinated Note payable in a currency other than that stated in the Subordinated Note,

(vi) make any change to the subordination provisions of the Subordinated Note Indenture that adversely affects the rights of any Holder,

(vii) impair the right of any Holder to receive payment of principal or premium, if any, and interest on such Holder's Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Subordinated Notes,

(viii) modify the Guarantees or any related security in any manner adverse to the Holders,

(ix) (A) make a change to paragraph (c) under "— Limitation on Restricted Payments" that would have the effect of increasing the amounts of Restricted Payments in respect of STA ULC's or the Company's Capital Stock, (B) make any change to the provisions of the Subordinated Note Indenture that prohibits the payment of Restricted Payments during an Interest Deferral Period or while any interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid, or during the continuance of any Default or Event of Default or (C) waive an Event of Default under clause (x) under "— Defaults under the Subordinated Note Indenture",

(x) waive a Default or an Event of Default under clause (i) or (ii) under "— Defaults under the Subordinated Note Indenture",

(xi) make any change in the amendment provisions which require all of the Holder's consent or in the waiver provisions,

(xii) (A) waive a Reduced Threshold Default; or (B) amend the covenants described above under "— Certain Covenants— Limitation on Restricted Payments" in any way that would permit a Reduced Threshold Default or that would permit the Issuer to take any action described in clause (ii) of the first paragraph of such covenant when it would not have otherwise been permitted to take such action under the terms of such covenant as in effect on the date of the Subordinated Note Indenture, or

(xiii) take any action whatsoever which could alter the structure or characteristics of the securities in such a manner as would constitute the securities something other than debt obligations of the Company.

Without the consent of any Holder, STA ULC and the Trustee may amend the Subordinated Note Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of STA ULC under the Subordinated Note Indenture, to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes, to add guarantees with respect to the Subordinated Notes, to add to the covenants of STA ULC for the benefit of the holders or to surrender any right or power conferred upon STA ULC, to make any change that does not adversely affect the rights of any Holder, or to make certain changes to the Subordinated Note Indenture to provide for the issuance of Additional Subordinated Notes. However, no amendment may be made to the subordination provisions of the Subordinated Note Indenture that adversely affects the rights of providers of the Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

The consent of all of the Holders is not necessary under the Subordinated Note Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Under future Senior Indebtedness, STA ULC may not be permitted to effect any amendment or modification if the effect would be to (i) increase the interest rate applicable to the Subordinated Notes, (ii) change to an earlier date the scheduled dates of payment on any component of principal, interest or other amounts on the Subordinated Notes, (iii) alter the redemption, prepayment or subordination provisions of the Subordinated Notes, (iv) add to or alter the covenants (including, without limitation, the financial covenants), defaults and Events of Defaults set forth in the Subordinated Note Indenture in a manner that would make such provisions more onerous or restrictive to STA ULC, or (v) otherwise increase the Obligations of STA ULC, the Company or any Guarantor in respect of the Subordinated Notes or confer additional rights upon the holders thereof which individually or in the aggregate would be adverse to the Issuer, any Guarantor or the lenders of the Senior Indebtedness.

Defeasance

STA ULC at any time may terminate all of its Obligations under the Subordinated Notes and the Subordinated Note Indenture ("legal defeasance"), except for certain Obligations, including those respecting the defeasance trust and Obligations to register the transfer or exchange of the Subordinated Notes, to replace mutilated, destroyed, lost or stolen Subordinated Notes and to maintain a registrar and paying agent in respect of the Subordinated Notes. STA ULC at any time may terminate its Obligations under the covenants described under "Certain Covenants" and "Change of Control", the operation of the cross acceleration provision, the bankruptcy provisions with respect to Major Subsidiaries and the judgment default provision described under "— Defaults Under the Subordinated Note Indenture" above and the limitations contained in clause (iv) of the first paragraph under "Merger, Consolidation or Sale of All or Substantially All Assets" above and certain other covenants ("covenant defeasance"). If STA ULC exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its Obligations with respect to its Guarantee.

If STA ULC exercises its legal defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default with respect thereto. If STA ULC exercises its covenant defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) with respect only to Major Subsidiaries or (viii) with respect only to Major Subsidiaries under "— Defaults Under the Subordinated Note Indenture" above or because of the failure of STA ULC to comply with clause (iv) of the first paragraph under "— Merger, Consolidation or Sale of All or Substantially All Assets" above. STA ULC may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

In order to exercise either defeasance option, STA ULC must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government of Canada obligations for the payment of principal, premium (if any) and interest on the Subordinated Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including (i) delivery to the Trustee of an opinion of counsel to the effect that Holders of the Subordinated Notes will not recognize income, gain or loss for U.S. federal or Canadian income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal or Canadian income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or the Canada Revenue Agency, and (ii) so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions of the Subordinated Note Indenture or any other material agreement binding on STA ULC.

Meetings of Holders

The Subordinated Note Indenture provides that meetings of the Holders may be convened at any time and for any purpose and must be convened if (i) requested by STA ULC or Holders of the Reduced Threshold Amount, and (ii) the Trustee receives funding and is indemnified by STA ULC or Holders requesting the meeting against the costs which may be incurred in calling and holding such a meeting. Notice of any meeting must be provided to the Holders at least 21 days before the meeting is held.

Holders may be present and vote at any meeting of Holders either in person or by proxy and a proxyholder need not be a Holder. Holders present in person or by proxy and representing at least 25% in principal amount of the outstanding Subordinated Notes (or, in the case of a meeting to consider an Extraordinary Resolution, the Reduced Threshold Amount) shall constitute a quorum for the transaction of business at all such meetings. At any meeting where a quorum is not present within one-half hour from the time fixed for the holding of such meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week at the same time (or, in the case of a meeting to consider an Extraordinary Resolution, a day that is not less than 14 or more than 60 days thereafter) and (if reasonably practicable) place with no notice required to be given in respect of such adjourned meeting (except, in the case of a meeting to consider an Extraordinary Resolution, 10 days' notice shall be given) or at such other time and place as the chair of the meeting may decide and notice shall be given to Holders at least five days prior to such day. At such adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened whether or not they represent the quorum required for the first meeting.

Voting at any such meeting can be taken by way of a show of hands or by a poll. On a show of hands, every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders, shall have one vote. On a poll, each Holder present in person or represented by a proxy is entitled to one vote for each $10.00 principal amount of Subordinated Notes for which they are the holder where any fractional amount shall be rounded to the nearest $10.00. Except for business which requires an Extraordinary Resolution, every question submitted to a meeting shall be decided by a majority of the votes cast.

The Subordinated Note Indenture provides that, subject to certain exceptions (including a Reduced Threshold Default), certain powers are exercisable only by way of an Extraordinary Resolution which must be passed by not less then 66 2/3% of the principal amount of the Subordinated Notes present or represented by proxy at the meeting and voted upon on a poll on such resolution. Holders have the following powers exercisable by Extraordinary Resolution, among other things: (i) power to sanction any change or arrangement of their rights or those of the Trustee against STA ULC or against its property or assets, (ii) subject to certain requirements, the power to assent to any change to the provisions of the Subordinated Note Indenture, the Subordinated Notes, the Guarantees or any security therefor that is agreed to by STA ULC and/or the Guarantors, as applicable, (iii) power to sanction the reconstruction, reorganization or recapitalization of STA ULC or the consolidation, amalgamation or merger of the Issuer with any Person or for the sale, leasing, transfer or other disposition of all of the undertaking, property and assets of STA ULC, (iv) power to authorize the Trustee or any other person to bid at any sale of STA ULC's properties or assets and to borrow money in connection with such bid and to mortgage the property or assets so purchased as security for the repayment of the money so borrowed and to hold the property or assets so purchased in trust for all the Holders, or (v) power to remove the Trustee and appoint a new Trustee or Trustees.

Concerning the Trustee

Computershare Trust Company of Canada is the Trustee under the Subordinated Note Indenture.

Governing Law

The Subordinated Note Indenture provides that it and the Subordinated Notes are governed by, and construed in accordance with, the laws of the Province of Ontario.

Certain Definitions

Certain definitions used in this section "Description of the Subordinated Notes" have the following meanings and if not otherwise defined shall have the meanings as set out in the "Subordinated Note Indenture":

"affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"Adjusted EBITDA" means for any period, the earnings of the Person before interest, taxes in respect of earnings and profits, depreciation and amortization plus any non-cash charges reducing earnings and minus all non-cash charges and certain other expenses increasing earnings plus expected EBITDA attributable to acquisitions and new bid contracts, determined on a consolidated basis.

"Asset Sale" means: (a) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of STA ULC, the Company or any Subsidiary (each referred to in this definition as a "disposition"); or (b) the issuance or sale of Equity Interests of any Subsidiary (other than to STA ULC, the Company or a Wholly-Owned Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than: (i) a disposition of cash equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business; (ii) the disposition of all or substantially all of the assets of STA ULC or the Company in a manner permitted in the Subordinated Note Indenture or any disposition that constitutes a Change of Control; (iii) any Restricted Payment or Permitted Investment that is permitted to be made, and is made; (iv) any disposition of property or assets by a Subsidiary to STA ULC or the Company or a Subsidiary to a Subsidiary; (v) any exchange of like property for use in a similar business; (vi) sales of assets received by STA ULC or the Company upon the foreclosure on a Lien; (vii) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract; (viii) any single transaction or series of related transactions that involves assets or Capital Stock, as the case may be, having a fair market value of less than $10 million; and (ix) the licensing of intellectual property to third Persons on customary terms as determined by the board of directors in good faith.

"Capital Stock" means: (a) in the case of a corporation, corporate shares or equity interests, including, without limitation, corporate shares represented by IPSs and corporate shares outstanding upon the separation of IPSs into the securities represented thereby; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate shares; (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"Credit Facility" means the credit agreement entered into by and among the Company and a syndicate of financial institutions together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time (including by adding Subsidiaries of the Company as additional borrowers or Guarantors thereunder), and any agreement (and related document) governing Indebtedness Incurred to refinance (including one or more debt facilities, receivables, financing facilities or commercial paper facilities or indentures with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuance of debt securities to institutional investors, or one or more Sale/Leaseback Transactions with counterparties thereto), in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Senior Indebtedness" means (i) the Senior Indebtedness under the Credit Facility and (ii) any other Senior Indebtedness of the Company with a principal amount in excess of $15 million and designated by the Company as Designated Senior Indebtedness.

"Disqualified Recipient" means (i) any person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules described in Code section 871(h)(3), 10% or more of the total combined voting power of all classes of equity of the Issuer entitled to vote, (ii) a controlled foreign corporation within the meaning of Code section 957(a), related, within the meaning of Code section 864(d)(4), to the Issuer through stock ownership, or (iii) a bank described in Code section 881(c)(3)(A) with respect to the Subordinated Notes.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (b) is convertible or exchangeable for Indebtedness or Disqualified Stock; or (c) is redeemable at the option of the holder thereof, in whole or in part; in each case prior to the first anniversary of the maturity date of the Subordinated Notes; provided, however that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary will be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of STA ULC, the Company or their Subsidiaries or by any such plan to such parties, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by STA ULC in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Excess Cash" means, with respect to any period, EBITDA minus the sum of (i) cash interest expense (including dividends on Disqualified Stock and Preferred Stock), (ii) income tax expense, and (iii) unfinanced capital investments and repayments of principal, in each case, for such period.

"Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

"GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

"guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"Guarantee" means any guarantee of the obligations of STA ULC under the Subordinated Note Indenture and the Subordinated Notes by any Person.

"Guarantor" means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Subordinated Note Indenture or the applicable Guarantee, such Person ceases to be a Guarantor.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (ii) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices.

"Holder" means a holder of Subordinated Notes.

"Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Subsidiary, and "Incurred" or "Incurrence" will have a corresponding meaning.

"Indebtedness" means, with respect to any Person: (a) the principal of any indebtedness of such Person, whether or not contingent: (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (iii) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, and Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (iv) in respect of Capitalized Lease Obligations; (b) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (i) the Fair Market Value of such asset at such date of determination, and (ii) the amount of such Indebtedness of such other Person; provided, further, that any obligation of STA ULC, the Company or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan, will be deemed not to constitute Indebtedness, and provided, further, that the Class B and Class C common shares and any other securities having similar characteristics to the Class B or C common shares that are used to finance repurchases of Class B or C common shares, will be deemed not to constitute Indebtedness.

"Interest Coverage Ratio" means, for any period of twelve consecutive fiscal months of the Company, the ratio of (a) Adjusted EBITDA for such period to (b) the sum of (i) Interest Expense paid or payable in cash during such period (other than deferred interest and dividends paid or payable on the Class B and C common shares of the Company and any other securities having similar characteristics to the Class B or C common shares that are used to finance repurchases of Class B or C common shares) and (ii) interest deferred on the Subordinated Notes during such period, each determined on a consolidated basis.

"Interest Deferral Threshold" means an Interest Coverage Ratio of 2.00 to 1.00.

"Interest Expense" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Indebtedness of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs made or payments received of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

"Investment Grade Securities" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB— or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

"Major Subsidiary" means a Subsidiary of the Issuer if the cash flow of the Subsidiary for the 12-month period ended on the last day of the most recent fiscal quarter, on a consolidated basis, is equal to or greater than 20% of the consolidated cash flow of the Issuer for such period.

"Moody's" means Moody's Investors Service, Inc.

"Non-U.S. Holder" means any person that is not: (i) an individual who is a citizen or resident of the U.S. for U.S. federal tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or a political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (iv) a trust, if it (A) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Subordinated Notes will not include fees or indemnifications in favour of the Trustee and other third parties other than the Holders of the Subordinated Notes.

"Permitted Investments" means: (a) any Investment in STA ULC, the Company or any Subsidiary; (b) any Investment in Cash Equivalents or Investment Grade Securities; (c) any Investment by STA ULC, the Company or any Subsidiary in a Person that is primarily engaged in a similar business if as a result of such Investment: (a) such Person becomes a Subsidiary; or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, STA ULC, the Company or any of their respective Subsidiaries; (d) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale permitted under to the Subordinated Note Indenture or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on December 21, 2004; (f) advances to employees of STA ULC, the Company or any Subsidiary not in excess of $5 million outstanding at any one time in the aggregate; (g) any Investment acquired by STA ULC, the Company or any Subsidiaries (i) in exchange for any other Investment or accounts receivable held by STA ULC, the Company or any Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (ii) as a result of a foreclosure by STA ULC, the Company or any Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under the Subordinated Note Indenture; (i) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of total assets of the Company on a consolidated basis or $5 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (j) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the long-term incentive plan or any successor or similar compensation plan; (k) Investments the payment for which consists of Equity Interests of STA ULC or the Company (other than Disqualified Stock) ("Equity Payment Investments"); (l) Guarantees incurred in accordance with the Subordinated Note Indenture; (m) any Investment by Subsidiaries in other Subsidiaries and any Investments held by a Person prior to that Person becoming a Subsidiary of the Company; (n) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and (o) loans, advances and payments to current or former

management personnel of STA ULC or the Company and/or any entity in which any current or former management personnel of STA ULC or the Company has a beneficial or equity interest pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed $10 million in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of STA ULC or the Company.

"Permitted Junior Securities" shall mean debt or equity securities of STA ULC or any successor corporation issued pursuant to a plan of reorganization or readjustment of STA ULC that are subordinated to the payment of all then outstanding Senior Indebtedness of STA ULC at least to the same extent that the Subordinated Notes are subordinated to the payment of all Senior Indebtedness of STA ULC on December 21, 2004, so long as to the extent that any Senior Indebtedness of STA ULC outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full on such date, either (a) the holders of any such Senior Indebtedness not so paid in full have consented to the terms of such plan of reorganization or readjustment or (b) such holders receive securities which constitute Senior Indebtedness and which have been determined by the relevant court to constitute satisfaction in full of any Senior Indebtedness not paid in full.

"Permitted Liens" means, with respect to any Person: (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review; (c) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (d) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by STA ULC or the Company or a Subsidiary; (g) Liens on property at the time STA ULC, the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into STA ULC, the Company or a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by STA ULC, the Company or a Subsidiary; (h) Liens securing Indebtedness or other obligations of a Subsidiary owing to STA ULC, the Company or a Subsidiary permitted to be Incurred in accordance with the Subordinated Note Indenture; (i) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Subordinated Note Indenture, secured by a Lien on the same property securing such Hedging Obligations; (j) Leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of STA ULC, the Company or a Subsidiary; (k) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by STA ULC, the Company or a Subsidiary in the ordinary course of business; (l) Liens in favour of STA ULC or the Company; (m) Liens on equipment of STA ULC or the Company granted in the ordinary course of business to STA ULC's or the Company's client at which such equipment is located; (n) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; and (o) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements, as a whole, or in part, of any Indebtedness secured by any Lien referred to in the

foregoing clauses (g), (h), (i), (j), and (l); provided, however, that (A) such new Lien will be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (g), (h), (i), (j), and (l) at the time the original Lien became a Permitted Lien under the Subordinated Note Indenture and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

"Person" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

"Reduced Threshold Amount" means not less than Cdn. $10 million principal amount of Subordinated Notes.

"Reduced Threshold Default" means (i) a Default resulting from the declaration or payment of any dividend by STA ULC on account of STA ULC's Equity Interests in contravention of its obligations under the covenants described under "— Certain Covenants— Limitation on Restricted Payments" above, (ii) a Default resulting from (a) the default in the payment of interest on any Subordinated Notes when due continuing for 30 days, (b) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise or upon any extensions of the maturity date in accordance with the Subordinated Note Indenture, (c) the failure by STA ULC to comply with its obligations under the covenant described under "— Merger, Consolidation or Sale of All or Substantially All Assets" above, (d) the failure by STA ULC or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to STA ULC or a wholly-owned Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5 million or its foreign currency equivalent, (e) certain events of bankruptcy, insolvency or reorganization of STA ULC or a Major Subsidiary, or (f) the Subordinated Notes or any Guarantee or any security therefor cease to be in full force and effect, except as contemplated by the terms thereof, or STA ULC or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee or any security therefor, except as contemplated by the terms thereof, and the Default continues for 10 days; and (iii) a Default arising from the Company's failure to comply with the covenants described under "— Certain Covenants— Limitations on Incurrence of Indebtedness", "— Certain Covenants— Limitations on Restricted Payments" and "— Certain Covenants— Dividend and Other Payment Restrictions Affecting Subsidiaries" above and such failure continues for 30 days after the notice specified under "— Defaults under the Subordinated Note Indenture" has been provided.

"Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Payment" has the meaning ascribed to it under "— Certain Covenants— Limitation on Restricted Payments".

"Senior Indebtedness" means, with respect to STA ULC, the Company or any Guarantor, all secured Indebtedness of STA ULC, the Company or any Guarantor, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to STA ULC, the Company or any Guarantor whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, all Hedging Obligations and all obligations in respect of cash management services, in each case whether outstanding on December 21, 2004 or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Subordinated Notes or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of STA ULC or the Company to any of their

Subsidiaries, or of any such Subsidiary to STA ULC or the Company, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by STA ULC, the Company or such Guarantor, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), and (iv) any obligations with respect to any Capital Stock.

"Subordinated Indebtedness" means, with respect to STA ULC, the Company or any Guarantor, all Indebtedness which is not Senior Indebtedness.

"Subsidiary" means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and (b) any partnership, joint venture or limited liability company of which 50% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such Person owns or controls, directly or indirectly, 50% or more of the total equity and voting rights of the general partner of such entity.

"Total Funded Debt" means all Indebtedness (based on average revolving credit facility usage), letters of credit and guaranties of same.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or equivalent body or Person of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock on other ownership interests of which will at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Distribution Policy – Interest Payments and Dividend Policy

STA ULC will pay interest on the Subordinated Notes and STA will pay dividends on the Common Shares (if declared) on the 15th day of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. The distributions consist of:

- interest payments on the Subordinated Notes at an annual rate of 14% of the aggregate principal amount of the Subordinated Notes represented by an IPS or approximately Cdn. 0.53858 per IPS per year; and

- dividends on the Common Share represented by an IPS, if and to the extent dividends are declared by STA's board of directors and permitted by applicable law. STA has currently adopted a dividend policy that contemplates an annual dividend of approximately Cdn. $0.53642 per Common Share (or IPS).

STA will generally declare dividends of its available cash after satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any, satisfying its other expense obligations, including withholding and other applicable taxes, and retaining reasonable reserves as may be considered appropriate by its board of directors.

STA may make additional distributions in excess of monthly distributions during the year, as the board of directors may determine in its sole discretion.

The board of directors of STA may, in its discretion, modify or repeal STA's current dividend policy. No assurances can be made that STA will pay dividends at the level contemplated in the future or at all. Assuming that STA ULC makes the scheduled interest payments on the Subordinated Notes and STA pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an investor would receive, in the aggregate, approximately Cdn. $1.095 per year per IPS in dividends on the Common Shares and interest on the Subordinated Notes.

Distributions paid to IPS Holders

Distributions on the IPSs are paid on the 15th of each month (or the next business day, if such day was not a business day) to holders of record at the close of business on the last business day of the preceding month. Monthly distributions for the period commencing December 21, 2004 and ending June 30, 2005 and for the twelve month periods ended June 30, 2006 and June 30, 2007, respectively, were as follows:

	Dividend Per Common Share (Cdn. $)	**Interest Payment on IPS Notes (Cdn. $)**	**Total Distribution Per IPS (Cdn. $)**
Fiscal 2005			
December 21, 2004 to January 30, 2005	0.06087	0.06111	0.12198
February 2005	0.04470	0.04488	0.08958
March 2005	0.04470	0.04488	0.08958
April 2005	0.04470	0.04488	0.08958
May 2005	0.04470	0.04488	0.08958
June 2005	0.04470	0.04488	0.08958
Total Fiscal 2005 Distributions	0.28437	0.28551	**0.56988**

	Dividend Per Common Share (Cdn. $)	Interest Payment on IPS Notes (Cdn. $)	Total Distribution Per IPS (Cdn. $)
Fiscal 2006			
July 2005	0.04470	0.04488	0.08958
August 2005	0.04470	0.04488	0.08958
September 2005	0.04470	0.04488	0.08958
October 2005	0.04470	0.04488	0.08958
November 2005	0.04470	0.04488	0.08958
December 2005	0.04470	0.04488	0.08958
January 2006	0.04470	0.04488	0.08958
February 2006	0.04470	0.04488	0.08958
March 2006	0.04470	0.04488	0.08958
April 2006	0.04470	0.04488	0.08958
May 2006	0.04470	0.04488	0.08958
June 2006	0.04637	0.04488	0.09125
Total Fiscal 2006 Distributions	0.53809	0.53858	1.07667
Fiscal 2007			
July 2006	0.04637	0.04488	0.09125
August 2006	0.04637	0.04488	0.09125
September 2006	0.04637	0.04488	0.09125
October 2006	0.04637	0.04488	0.09125
November 2006	0.04637	0.04488	0.09125
December 2006	0.04637	0.04488	0.09125
January 2007	0.04637	0.04488	0.09125
February 2007	0.04637	0.04488	0.09125
March 2007	0.04637	0.04488	0.09125
April 2007	0.04637	0.04488	0.09125
May 2007	0.04637	0.04488	0.09125
June 2007	0.04637	0.04488	0.09125
Total Fiscal 2007 Distributions	0.55644	0.53858	1.095

STA HOLDINGS

Capital of the Company

The authorized capital of STA Holdings consists of 25,000,000, 873,000, 1,127,000 and 2,000,000 Class A, Class B, Series One, Class B, Series Two and Class C common shares, respectively, and 25,000,000 preferred shares. As at June 30, 2007, 23,718,554 Class A common shares of the Company are owned by STA (representing approximately 98.6% of the outstanding common shares), 0 Class B, Series One common shares (the "Class B-1 Shares") and 345,697 Class B, Series Two common shares (the "Class B-2 Shares", and together with the Class B-1 Shares, the "Class B Shares") are issued and outstanding, all of which are owned by the current or former management of the Company (representing approximately 1.4% of the outstanding common shares), 23,307,982 preferred shares are issued and outstanding and are owned by STA ULC, and no Class C common shares are issued and outstanding.

Class A Common Shares

Each Class A common share carries one vote on all matters to be voted on at all meetings of shareholders. Holders of Class A common shares are entitled to receive dividends, as and when declared by the board of directors. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of Class A common shares shall be entitled to share rateably with the holders of Class B and C common shares in the remaining assets available for distribution, after payment of liabilities, including the portion of the amounts owing on the Class B and C common shares that are preferential to payments on the Class A common shares, as described below.

Class B and C Common Shares

The holders of Class B and C common shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. The holders of the Class B and C common shares are entitled to receive, as and when declared by the board of directors of the Company, fixed cumulative preferential cash dividends at a rate of 14% of the Liquidation Amount thereof (as defined below) or approximately Cdn. $0.5386 per share, per annum, to be paid after the distributions in respect of the preferred shares described below and before any dividend on the Class A common shares of the Company. Dividends on the Class B and C common shares are paid on a monthly basis in U.S. dollars on the 15th day of the following month (or the next business day if such day is not a business day). Monthly dividends are paid after advances in respect of the preferred shares. Any dividends paid by the Company in excess of the dividends at a rate of 14% or approximately Cdn. $0.5386 per share shall: (i) for periods ending on or before December 21, 2006, be paid pro rata to the holders of Class A common shares of the Company and the holders of Class B and C common shares (subject to adjustment to increase dividends to the holders of Class A common shares of the Company in order to support payment of STA's expenses) and (ii) for periods ending after December 21, 2006, be paid to the holders of Class B-1 Shares and Class C common shares (subject to the subordination provisions described below) in an amount per share equal to 1.1 times the dividend per share to which the holders of the Class A common shares and Class B-2 Shares are entitled (such enhanced dividend entitlement of holders of the Class B-1 Shares and Class C common shares over the dividend entitlement of the Class A common shares and Class B-2 Shares is referred to as the "Enhanced Dividend"). The Enhanced Dividend will be non-cumulative and may only be paid to holders of the Class B-1 Shares and Class C common shares in respect of any month if the Company has declared and paid dividends on the Class A common shares and Class B-2 Shares at no less than the monthly amount of Cdn. $0.04637 per share for such month (not taking into account any dividend to the holders of Class A common shares in respect of the expenses of STA).

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of Class B and C common shares shall be entitled to receive from the assets of the Company, in cash, the sum of Cdn. $3.847 (the "Liquidation Amount") for each Class B and C common share held, together with all accrued and unpaid (whether or not declared) cumulative dividends thereon calculated up to the date of distribution (which for such purposes shall be calculated as if such dividends, to the extent unpaid, were accruing for the period from the expiration of the last period for which dividends thereon were paid in full up to the date of distribution) after payment to holders of the preferred shares, as described below, and before any amount shall be paid or any assets of the Company distributed to holders of any other class of shares ranking junior to the Class B and C common shares. After payment to the holders of preferred shares of the amount so payable to them as described below and payment to the holders of the Class B and C common shares of the amount so payable to them as provided above, the remaining assets and funds of the Company available for distribution to shareholders shall be distributed rateably among the holders of Class A, Class B and Class C common shares.

Preferred Shares

The preferred shares consist of 25,000,000 authorized shares designated as preferred shares. The holders of the preferred shares are entitled to receive, as and when declared by the board of directors of the Company, out of the assets of the Company, fixed cumulative preferential cash dividends at the rate of 14.01% or approximately Cdn. $0.5390 per share, per annum in addition to any dividends in excess of such preferential dividend declared by the board of directors of the Company from time to time in its sole discretion. Dividends are paid on an annual basis in Canadian dollars at the end of each year, but accrue on a daily basis. The Company lends amounts on a monthly basis to holders of preferred shares until the annual dividend is paid, at which time the loaned amounts are to be paid

and satisfied. Such advances enable STA ULC to pay the monthly interest obligation on the Subordinated Notes until the annual dividend is paid. All of the outstanding preferred shares are held by STA ULC.

Except as otherwise required by law, the holders of preferred shares do not have any voting rights. Holders of preferred shares may cause the Company to redeem or the Company may redeem, in either case at any time, all or any of the outstanding preferred shares of the Company for an amount equal to Cdn. $3.847.

Distribution Policy

The board of directors of STA Holdings has adopted a policy to distribute all of its available cash, subject to applicable law and the terms of the Amended and Restated Credit Agreement, the Subordinated Note Indenture and any other then outstanding indebtedness by way of monthly dividends and/or loans on any of its common shares, preferred shares or other distributions on its securities, after:

- satisfaction of its debt service or other obligations, if any, under credit facilities or other agreements with third parties;
- satisfaction of its interest and other expense obligations, including any applicable taxes;
- making any redemptions in respect of any preferred shares; and
- retaining reasonable working capital or other reserves as may be considered appropriate by the board of directors of the Company.

Distributions in respect of and dividends on its common shares and preferred shares will be paid on the 15th day of each month (or the next business day if such day is not a business day).

Dividend payments are not mandatory or guaranteed. The board of directors of the Company may, in its discretion, amend or repeal its dividend policies in respect of its common shares. The Company's board of directors may decrease the level of dividends provided for in each dividend policy in respect of its common shares or discontinue entirely the payment of dividends in respect of its common shares.

DIRECTORS, OFFICERS AND MANAGEMENT

STA and STA ULC

Directors of STA

STA's articles of incorporation provide for a minimum of 3 and a maximum of 20 directors, a majority of whom must be Canadian residents. The STA board consists of seven directors, four of whom are Canadian residents. The directors of STA are Irving Gerstein, George Rossi, David Scopelliti, Robert Reilly, Victor Wells, Ken Needler and Denis Gallagher. Irving Gerstein, George Rossi, Robert Reilly, David Scopelliti and Victor Wells are independent (for regulatory purposes) from STA. Denis Gallagher, the chief executive officer of STA and the Company, serves as the chairman of the STA board, and Irving Gerstein serves as its independent lead director, in which capacity he is responsible for reviewing and commenting on the agenda for directors' meetings, acting as a liaison between the independent directors and management, leading independent sessions of the independent directors and chairing STA's annual meeting.

The term of office for each of the directors expires at the time of the next annual meeting of shareholders of STA. Directors will be elected at each annual meeting of shareholders of STA. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors, provided that a majority of directors present (or one director, where a quorum is two directors) must be residents of Canada. If there is no quorum of directors, a special shareholder meeting must be called to fill vacancies.

The directors are required to supervise the activities and manage the affairs of STA, including acting for, voting on behalf of and representing STA as a holder of common shares in the Company.

Committee of the Board of Directors

Audit Committee

STA has an audit committee that is comprised of George Rossi, Victor Wells, Irving Gerstein and David Scopelliti, all of whom are independent (for regulatory purposes) directors. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STA, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements of STA. The independent auditors of STA report directly to the audit committee. In addition, the audit committee is responsible for directing the auditors' examination of specific areas and for recommending to the board of directors the selection of independent auditors of STA.

Compensation, Nominating and Corporate Governance Committee

The compensation, nominating and corporate governance committee (the "CNCG Committee") of STA, which currently consists of Irving Gerstein (chair), Kenneth Needler and Robert Reilly, is required to consist of not fewer than three directors, a majority of whom are independent from STA and the Company. The CNCG Committee is charged with responsibility for: (i) establishing procedures for the identification of the nominees to the board of directors, (ii) recommending to the board of directors of STA and the Company nominees to the board for the next annual meeting of shareholders and nominees for each committee of the board, (iii) assessing directors on an ongoing basis, (iv) assessing the effectiveness of the board of directors of STA and the Company as a whole, the committees of the board of directors of STA and the Company and the contribution of each individual director, (v) developing and implementing orientation procedures for new directors, (vi) advising on, and oversight of, the Company's compensation programs generally, including the provision of pension benefits; and (vii) developing and monitoring the approach of STA and the Company to governance issues applicable to STA and the Company and the operations and people within its wholly-owned corporate group.

Disclosure

The board of directors is responsible for adopting and, upon the advice of the Chief Executive Officer and Chief Financial Officer of STA, periodically reviewing and updating the written disclosure policy for STA and its subsidiaries. This policy, among other things:

- articulates the legal obligations of STA, its affiliates and their respective directors, officers and employees with respect to confidential information;

- identifies spokespersons of STA, who are the only persons authorized to communicate with third parties such as analysts, media and investors;

- provides guidelines on the disclosure of forward looking information;

- requires advance review by senior executives of any selective disclosure of financial information to ensure that the information is not material, to prevent the selective disclosure of material information, and to ensure that if selective disclosure does occur, a news release is issued immediately; and

- establishes "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer, its subsidiaries and its directors, managers, officers, employees and consultants may not purchase or sell IPSs, Common Shares or Subordinated Notes or other securities of STA or its subsidiaries (including securities exchangeable for or convertible into IPSs, Common Shares or Subordinated Notes).

Remuneration of the Directors

Compensation for non-management directors of STA is $25,000 per year and $1,500 per meeting for attending board or committee meetings in person. Directors receive $500 for attending meetings by phone. The lead director receives additional remuneration of $10,000 per year as compensation for his duties as lead director and for chairing a committee, and the audit committee chair receives additional remuneration of $5,000 per year. Directors are reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors participate in the insurance and indemnification arrangements described below under "Insurance Coverage for STA and Related Entities and Indemnification".

For fiscal 2007, the board of directors of the Issuer has established a Deferred Share Unit Plan ("DSU") for the non-management Directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the common share component of the combined IPSs (the "Notional Shares") which is allocated to the participant's DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common share component of the IPS's and be credited to the participant's DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control.

Prior to the fourth quarter of fiscal 2007, three of the Issuer's independent directors, Messrs. Reilly, Scopelliti and Wells, elected to receive all or a portion of their retainer fee and meeting fees in Notional Shares. Subsequent to the June 30, 2007 fiscal year-end of the Issuer, these three directors reiterated their percentage participation in the DSU such that their fees will be reduced to the extent of their DSU participation and they will continue, throughout the 2008 fiscal year, to receive Notional Shares in lieu of fees based on the proportion of their fees that they have elected to be deferred under the plan. As of September 28, 2007, Messrs. Reilly, Scopelliti and Wells had been issued 1,048, 105 and 210 Notional Shares, respectively, in lieu of the aggregate receipt by them of $10,400 of Board fees.

Management

STA has two officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer, and Mr. Patrick Walker is the Chief Financial Officer. Primary responsibility for managerial and executive oversight of the business of STA's subsidiaries is delegated to and discharged by the Company.

Directors of STA ULC

The composition of the board of directors and audit committee of STA ULC is identical to those of STA.

The following table sets out the name, jurisdiction of residence, month appointed and principal occupation of the directors of STA, STA ULC and STA Holdings. The table also sets out the name, jurisdiction of residence, and position(s) with the Company, of the executive officers of the Company:

Name and Municipality of Residence	Position(s)	Director Since	Principal Occupation if not with the Company
IRVING GERSTEIN[1][2] Ontario, Canada	Lead Director	October 2004	Corporate Director
GEORGE ROSSI[2] Quebec, Canada	Director	October 2004	Corporate Director
DAVID SCOPELLITI[2] Connecticut, U.S.A.	Director	October 2004	Principal, GarMark Partners
ROBERT REILLY[1] Illinois, U.S.A.	Director	May 2007	Chairman of Reilly Partners

Name and Municipality of Residence	Position(s)	Director Since	Principal Occupation if not with the Company
VICTOR WELLS[(2)] Ontario, Canada	Director	September 2006	Corporate Director
KENNETH B. NEEDLER[(1)] Ontario, Canada	Director	September 2004	Corporate Director
DENIS J. GALLAGHER New Jersey, U.S.A.	Director, Chairman and Chief Executive Officer	September 2004	—
PATRICK J. WALKER New Jersey, U.S.A.	Chief Financial Officer	—	—
CHRISTOPHER J. HARWOOD Ontario, Canada	Vice President, Finance	—	—

(1) Member of compensation, nominating and corporate governance committee of STA.

(2) Member of audit committee of each of STA and STA Holdings.

As of September 28, 2007, the directors and executive officers as a group beneficially own, directly or indirectly, 3,350 IPSs and 103,715 Common Shares (which latter figure includes Common Shares forming part of IPSs), being approximately 0.33% of the issued and outstanding Common Shares of STA Ltd., and 365,329 Class B – Series 2 common shares, being approximately 76.7% of the issued and outstanding Class B common shares of STA Holdings (as the Class B – Series 1 common shares were redeemed on December 22, 2006).

Directors' Equity Ownership Policy

On February 9, 2007, the board of Directors of the Issuer adopted a policy, voluntary in nature, encouraging all the Issuer's directors to purchase and hold between three to five times their estimated gross annual directors' fees in securities of the Issuer, or in Notional Shares (as defined above under "Remuneration of the Directors") granted under the Issuer's Deferred Share Unit Plan, or DSU. The board's policy encourages accumulation of such holdings to take place during a phase-in period of three to five years after the implementation of the DSU.

Biographies

Irving Gerstein is a retired executive. Mr. Gerstein is a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During Mr. Gerstein's service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance Company bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Mr. Gerstein); all of the creditor and other claims were settled. Mr. Gerstein also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.

George Rossi is a consultant and corporate director. Mr. Rossi serves on the boards of several public and private entities including Kangaroo Media, a Montreal-based manufacturer and distributor of portable multi-media devices, Dolan Media, a NYSE-listed publisher of local business and legal newspapers in the United States, OFI, a manufacturer and distributor of insulation products, and Radio Nord Communications, a Quebec broadcaster and he serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002 to 2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Prior to Mr. Rossi joining Cinar, the Ontario Securities Commission and certain other provincial securities regulators issued cease trade orders prohibiting all trading in the securities of Cinar due to its failure to file current financial statements. This cease trade order was subsequently revoked in February 2004. Between 1983 and 2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983 Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.

David Scopelliti is a Principal of GarMark Partners, a private investment firm in Stamford, Connecticut. David also sits on the advisory board of The Camelot Group, an independent investment advisory firm that provides advice to private equity investors. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to joining GarMark, he was a Managing Director – Corporate Development and Client Service at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security industry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on mezzanine and private equity transactions. Previous to that, Mr. Scopelliti was the founder and head of ING's New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager for the Leveraged Finance Group. He started his career at the Morgan Guaranty Trust Company on a Special Projects Team. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and has previously held NASD Series 7, 63 & 24 securities licences.

Robert E. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, Mr Reilly was the President and a director of the fifth-largest executive search firm in the U.S. In this capacity, Mr. Reilly has successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in a variety of industries. Prior to that, Mr. Reilly served as a Senior Vice President, strategic group of LaSalle Partners (now Jones Lang LaSalle) where he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively. Mr. Reilly serves as Chairman of the University of Notre Dame's Mendoza College Graduate School of Business John Cardinal O'Hara Society. He received both his undergraduate degree and MBA from the University of Notre Dame. He is also a graduate of the Human Resources Executive Program at Stanford University's Graduate School of Business.

Victor Wells is a director of, and is Chair of the Audit Committee for, MagIndustries Corp. and Northstar Healthcare Inc. He formerly was a Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is currently Vice Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells was the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the *Companies' Creditors Arrangement Act* in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

Kenneth B. Needler, former President and Chief Operating Officer of STA Holdings, began his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of the Company in July 1999, and served as such until June 30, 2005, after being appointed to the STA Holdings' Board of Directors in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario.

Denis J. Gallagher, the founder, Chairman and Chief Executive Officer of STA Holdings has over 30 years of experience in the passenger transportation industry. Mr. Gallagher previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During Mr. Gallagher's tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, Mr. Gallagher was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996. Mr. Gallagher played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. Mr. Gallagher is a graduate of Monmouth University, with a B.S. in Business Administration. He is a past member of the University's Board of Trustees and was the recipient of the University's Distinguished Alumni Award. He is involved in numerous industry and community activities. He served as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007.

Patrick J. Walker, the Chief Financial Officer of the Company, has 20 years of financial management experience. Mr. Walker began his career as an accountant with the Philadelphia CPA firm of Tait, Weller and Baker, followed by the New York firm of McGladrey & Pullen. Between 1989 and 1992, Mr. Walker was employed with the global food products conglomerate TLC Beatrice International Holdings, Inc., as Manager of Accounting and Financial Reporting. In 1992, Mr. Walker joined Six Flags Entertainment Corporation, the largest regional operator of theme parks in the United States, as Corporate Controller, before being promoted to Vice President of Finance in 1998. From 1999 to 2001, Mr. Walker served as Chief Financial Officer of two portfolio companies of Indigo Capital, a private equity firm. Prior to his appointment at the Company, Mr. Walker was a consultant to the Chief Financial Officer of H.J. Heinz Company, a $9.4 billion food products firm. Mr. Walker became Chief Financial Officer of the Company in November 2002. Mr. Walker is a graduate of the Wharton School of the University of Pennsylvania, and a Member of the American Institute of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants and the Institute of Management Accountants.

Christopher J. Harwood, Corporate Vice President, Finance & Administration, has 17 years' experience in the passenger transportation industry. Mr. Harwood previously served as a controller with American Medical Response and with Healthcare Innovations. From 1989 to 1997, Mr. Harwood was employed by Laidlaw Passenger Services and its subsidiary, American Medical Response. He held various positions with Laidlaw, including Acquisition Analyst (from 1989 to 1990), Manager of Financial Planning Analysis (from 1990 to 1992) and Director of Acquisitions (from 1992 to 1995). Mr. Harwood joined the Company as Vice President of Acquisitions and was named Corporate Vice President of Finance in November 1999. Mr. Harwood is a Member of the Institute of Chartered Accountants in Ontario and holds an Honours Business Administration degree from the University of Western Ontario (Canada).

STA Holdings

Directors and Executive Officers of STA Holdings

STA Holdings is a Delaware corporation and is governed in accordance with its constating documents and applicable law. STA Holdings' board of directors was, as of June 30, 2007, comprised of three individuals, a majority of whom are unrelated to the Company and all of whom are residents of the United States. The directors of STA Holdings are currently David Scopelliti, Robert Reilly and Denis Gallagher. Robert Reilly and David Scopelliti are independent (for regulatory purposes) to STA. STA Holdings has two officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer and Mr. Patrick Walker is the Chief Financial Officer.

Long-Term Incentive Plan

At the time of the IPS Offering, the senior management of STA and STA Holdings were eligible to participate in the Company's long-term incentive plan, or "LTIP". The purpose of the LTIP was to provide eligible participants with compensation opportunities to attract, retain and motivate key personnel and reward directors, officers and senior management by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are crucial to ongoing growth and profitability.

During fiscal 2006, two outside compensation consultants were retained to assist the CNCG Committee in determining compensation for the Company's officers. Those two consultants were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP. The mandate for the consultants was to, among other things: (i) assess the LTIP plan proposed as part of the IPO of the Issuer in order to assess whether it had the attributes to sufficiently align the interests of key officers and employees with that of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; and (ii) assuming that the proposed LTIP plan in (i) was found to be inadequate, to make recommendations for redesign.

After a full review, the compensation consultants concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents.

Based on its review of the compensation structure of the Issuer and the recommendations of the compensation consultants and the CNCG Committee of STA Holdings, on November 10, 2005 the board of directors of STA Holdings adopted an Equity Incentive Plan. The plan was approved by shareholders at the 2006 annual and special meeting.

Equity Incentive Plan

The Equity Incentive Plan is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of the holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company's employees, officers and consultants.

A summary of the EIP is provided below and is qualified in its entirety by the specific language of the EIP, a copy of which is available to any Shareholder upon request to the Secretary of the Issuer.

Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B-2 Shares of STA Holdings ("EIP Shares"), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of Shares are subject to forfeiture and are non-transferable if the Participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions) The grant of EIP Shares is evidenced by an award agreement that will specify, among other things, the number of shares granted and such other provisions as determined by the CNCG Committee, including the amount of consideration, if any, that a Participant shall pay for the shares.

The terms and conditions of EIP Shares granted are subject to adjustments in certain circumstances, as set forth in the Plan, in the discretion of the board and the committee, including those that may be required pursuant to any employment agreements with key executives or employees of the Company.

The board of directors of STA Holdings may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the EIP in whole or in part, except that any amendment or alteration shall be subject to the approval of the shareholders of the Issuer if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed

or quoted, provided that no termination, amendment, or modification of the Plan shall adversely affect in any material way any shares previously granted under the EIP, without the written consent of the grantee of such share.

Under the EIP, participants are required to reimburse the Company an amount equal to the tax withholding requirements related to grants of EIP Shares based on the value of such shares. The participants can satisfy this obligation by (i) delivering cash, negotiable person check or electronic funds transfer in an amount equal to the amount to be withheld; (ii) delivering EIP Shares having a value equal to the amount to be withheld; or (iii) requesting that the Company withhold from the EIP Shares that would otherwise be delivered pursuant to a grant, a number of EIP Shares whose value is equal to the amount to be withheld.

In order to provide for additional flexibility in structuring STA Holdings' compensation policies, the EIP provides for the issuance to Participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as "Awards"). However, it is not currently the intention of the board of directors to grant any such Awards under the EIP other than EIP Shares.

Under the EIP, a maximum of 717,747 shares (representing 2.2% of the currently issued common shares of STA Holdings) are available to be issued in connection with Awards, including in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such shares, the shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP.

The CNCG Committee of STA Holdings has approved aggregate awards of 133,549 in fiscal 2006, 290,073 in fiscal 2007 and 150,403 in fiscal 2008 to date, for a total of 574,025 EIP Shares (representing 1.8% of the issued common shares of STA Holdings) to a total of 19 Participants. In connection with these grants, an aggregate of 92,563 EIP Shares were withheld at the election of the Participants to satisfy tax withholdings on these grants. As such, 476,462 EIP Shares related to these grants remain outstanding as at September 12, 2007 (representing 1.5% of the issued common shares of STA Holdings). Further awards totalling 241,285 EIP Shares (representing 0.8% of the issued common shares of STA Holdings) are expected to occur during the 2008 fiscal year and the 2009 fiscal year. At a future date, the Company may seek shareholder approval to exchange the shares listed under the EIP to Common Shares.

Deferred Share Unit Plan

For fiscal 2007, the board of directors of the Issuer has established a Deferred Share Unit Plan ("DSU") for the non-management Directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the common share component of the combined IPSs (the "Notional Shares") which is allocated to the participant's DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common share component of the IPS's and be credited to the participant's DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control. See "Remuneration of the Directors" above for further information.

Insurance Coverage for STA and Related Entities and Indemnification

STA has obtained a policy of insurance for directors and officers of STA and for the directors and officers of its subsidiaries. The aggregate limit of liability applicable to the insured directors and officers under the policy is $20 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against STA and any of its subsidiaries. The total limit of liability is shared among STA and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers.

The by-laws of each of STA, STA Holdings and STA ULC provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection

with the execution of their duties of office, including in respect of periods prior to the closing of the IPS Offering, subject to certain limitations.

AUDIT COMMITTEE AND AUDITOR'S FEES

The Issuer has established an audit committee of four directors: George Rossi (Chair), Irving Gerstein, David Scopelliti and Victor Wells. Each of the members is independent from the Issuer and STA Holdings and "financially literate" within the meaning of Multilateral Instrument 52-110 – *Audit Committees*. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STA, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements of STA. The independent auditors of STA report directly to the audit committee. In addition, the audit committee is responsible for reviewing and approving the auditors' examination and for recommending to the board of directors the selection of independent auditors of STA. The charter of the audit committee is attached hereto as Appendix "A".

Relevant Education and Experience of Audit Committee Members

The following is a summary of the education or experience of each member of the audit committee that is relevant to the performance of his responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by STA to prepare its annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
George Rossi (Chair)	Mr. Rossi, a member of the Institute of Chartered Accountants, has twenty years of experience as a CFO of two different companies, from 1983 to 2002. Prior to 1983, Mr. Rossi was an audit manager with Ernst and Young. Since his retirement, he has continued to apply his experience as a director and audit committee chair on several boards, as more fully described in the section entitled "Directors, Officers and Management – Biographies" above. As a former CFO, along with his continued experience as a director on several boards, Mr. Rossi has developed an understanding of accounting principals and internal controls and procedures for financial reporting sufficient to ensure his financial literacy.
Irving Gerstein	Mr. Gerstein is a member of the audit committee of Atlantic Power Corporation, Medical Facilities Corporation and Economic Investment Trust Ltd. These positions, in conjunction with his economic background and his previous experience as a director of several public issuers (as more fully described in the section entitled "Directors, Officers and Management – Biographies" above) have enabled him to develop a strong understanding of accounting principals sufficient to ensure his financial literacy.
David Scopelliti	Mr. Scopelliti is a Principal of GarMark Partners, a private investment firm. David also sits on the advisory board of The Camelot Group, an independent investment advisory firm that provides advice to the private equity investors. Mr. Scopelliti has over 20 years of experience as a principal investor in private equity and debt markets, and has held NASD Series 7, 63 & 24 securities licenses. Prior to joining GarMark, he was Managing Director, Corporate Development and Client Service at PCG Asset Management and before that, he was the head of Private Equity for the State of Connecticut Pension Plan. Previously, Mr. Scopelliti was a Managing Director with CIBC World Markets and Group Head of ING Group's Merchant Banking Division. As part of his experience in the private equity markets and securities industry, he has developed an understanding of accounting principals and procedures for public reporting sufficient to ensure his financial literacy.
Victor Wells	Mr. Wells is a member of the Ontario and British Columbia Institutes of Chartered Accountants, and was elected a Fellow of ICABC in 1990 and of ICAO in 2006. He has held increasingly senior finance positions during the last 20 plus years. He was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its IPO in July 2001 until 2006. From 1998 to 2001 he was Vice President Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is currently a director of, and is Chair of the Audit Committee for, MagIndustries Corp. and Northstar Healthcare Inc. He formerly was a Trustee, and chaired the Audit Committee of, Canada Cartage Diversified Income Fund, until that company was acquired in 2007. This experience has ensured that Mr. Wells has developed an understanding of accounting principles and internal and disclosure controls sufficient to ensure his financial literacy.

Non-Audit Services

The Issuer's audit committee has adopted specific policies and procedures for the engagement of external auditors for all services, including non-audit services. In particular, the committee is required to review at least annually the non-audit services provided by the Issuer's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full committee at its first scheduled meeting following such pre-approval.

The committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the committee and approved, prior to the completion of the audit, by the committee or by one or more members of the committee to whom authority to grant such approvals has been delegated by the committee.

External Auditor Service Fees

The table below provides greater disclosure of the services provided and the fees earned by the Issuer's external auditor for the fiscal years ended June 30, 2006 and June 30, 2007.

Type of Work	Fiscal 2007	Fiscal 2006
Audit fees	$523,565	$555,400
Audit related fees	$0	$0
Tax fees	$0	$0
All other fees	$34,500	$36,400

Audit Committee Oversight

At no time since the commencement of the Issuer's most recently completed fiscal year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

RISK FACTORS

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the IPSs and the underlying Common Shares and Subordinated Notes would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may

have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of new contracts is higher than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regard to future vehicles pricing, and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although approximately 500 of our employees in 8 different locations, out of a total of over 5,000 employees in 76 locations, are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. We had 50 contracts that were up for renewal for the 2007 fiscal year. The approximate percentages of fiscal 2007 revenue that are up for renewal in fiscal years 2008 and 2009 are 21% and 16%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications, or ultimately, an acquisition has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, during July and August there is a sharp decrease in revenues. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in recent years, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Risks Related to the Capital Structure

The Issuer is Dependent on the Company for all cash available for distributions

STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the Common Shares and Common Share component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STA and STA ULC may not receive dividends from the Company provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Subordinated Note Indenture, the Seconded Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes and would also be subject to a U.S. dividend withholding tax. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability, and reduce available cash for distribution. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

Subject to restrictions set forth in the indenture, the Issuer may defer the payment of interest to holders for a significant period of time

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution

The Subordinated Notes are denominated in Canadian dollars, and payment of the Subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to Common Share holders and to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company, are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year hedging arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional hedging arrangements as contracts related to the initial five year agreement expire and (ii) entered into additional hedging arrangements subsequent to the issuance of additional IPS units in connection with the Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS and Common Share distributions for the next five years and approximately 85% of currently anticipated monthly distributions through January 2009, and that STA intends to fund the remaining amount of currently anticipated monthly distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly distributions, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow, and may adversely affect the Issuer's cash distributions.

The Company's substantial consolidated indebtedness could negatively impact the business

The Company has a substantial amount of indebtedness. On June 30, 2007, the Company had total indebtedness (including $84.2 million indebtedness to IPS holders and to holders of the Separate Subordinated Notes issued by STA ULC) of $125.5 million. In addition, the indenture under which Subordinated Notes are issued permits future further indebtedness provided that certain covenants are satisfied.

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of IPSs and the underlying Common Shares and Subordinated Notes, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to it or at all;
- the Company's ability to make distributions to STA ULC may be limited, which may make it more difficult for STA ULC to satisfy its obligations with respect to the Subordinated Notes;

- a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company's indebtedness, including the Subordinated Notes, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Company's common shares;

- the Issuer may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

- the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

- the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The Subordinated Note Indenture does not limit STA ULC's ability to issue additional Subordinated Notes to be represented by additional IPSs in connection with the repurchase of any Class B common shares of the Company in connection with a Repurchase Event.

STA ULC may not be able to repurchase the Subordinated Notes upon a change of control as required by the Subordinated Note Indenture

Upon the occurrence of certain specific kinds of change of control events, STA ULC will be required to offer to repurchase outstanding Subordinated Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that STA ULC will not have sufficient funds at the time of the change of control to make any of the required repurchases or the restrictions in the Amended and Restated Credit Agreement may not allow for such repurchases. Failure to purchase tendered Subordinated Notes would constitute a default under the Subordinated Note Indenture, which, in turn, would constitute a default under the Amended and Restated Credit Agreement.

Changes in the Issuer's creditworthiness may affect the value of the IPSs, Common Shares and Subordinated Notes

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries that have guaranteed the Subordinated Notes may affect the market price or value and the liquidity of the IPSs, Common Shares and Subordinated Notes.

The restrictive covenants in the Second Amended and Restated Credit Agreement, the Note Purchase Agreement, and the Subordinated Note Indenture could impact the Company's business and affect its ability to pursue its business strategies

The Second Amended and Restated Credit Agreement, Note Purchase Agreement and the Subordinated Note Indenture both feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;

- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;

- sell assets;

- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;

- enter into transactions with the Company's and/or the Issuer's affiliates;

- create liens; and

- enter into new lines of businesses.

In addition, the Second Amended and Restated Credit Agreement and Note Purchase Agreement include other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, including STA ULC prepaying the Subordinated Notes, while debt under the Second Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Second Amended and Restated Credit Agreement and Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Second Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable which would result in an Event of Default under the Subordinated Note Indenture.

Deferral of interest payments may have adverse Canadian federal income tax consequences for holders and may adversely affect the trading price of the IPSs.

If interest payments on the Subordinated Notes are deferred, holders may be required to recognize interest income for Canadian federal income tax purposes in respect of the Subordinated Notes before receiving any cash payment of this interest. In addition, a holder will not receive this cash payment if the holder sells the IPSs or the Subordinated Notes, as the case may be, before the end of any deferral period or before the record date relating to interest payments that are to be paid.

If the Issuer defers interest payments, the IPSs and the Subordinated Notes may trade at a price that does not fully reflect the value of accrued but unpaid interest on the Subordinated Notes. In addition, the existence of the Issuer's right to defer payments of interest on the Subordinated Notes under certain circumstances may mean that the market price for the IPSs or the Subordinated Notes may be more volatile than other securities that do not have these restrictions.

Future sales, or the possibility of future sales of a substantial amount, of IPSs, Common Shares or Subordinated Notes may impact the price of the IPSs, the Common Shares and the Subordinated Notes and could result in dilution.

Future sales, or the possibility of future sales of a substantial amount, of IPSs, Common Shares or Subordinated Notes in the public market could adversely affect the prevailing market price of the Issuer's IPSs, the Common Shares and the Subordinated Notes, and could impair the Issuer's ability to raise capital through future sales of those securities. Additionally, the issuance of additional IPSs or Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share or per IPS.

The Issuer may issue Common Shares and Subordinated Notes, which may be in the form of IPSs, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares and/or the aggregate principal amount of Subordinated Notes, which may be in the form of IPSs, or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those IPSs, Common Shares, Subordinated Notes or other securities in connection with any acquisitions or investments.

Investment eligibility

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Furthermore, there can be no assurance that Canadian federal income tax laws and administrative practices respecting the treatment of the IPSs (or similar securities) will not be changed in a manner which adversely affects the holders of such securities.

The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be interpreted or changed in a manner which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. The Company has received opinions from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to make interest or dividend payments on the Subordinated Notes and the Common Shares owned by STA, and may affect the Company's ability to continue as a going concern.

In addition, such re-characterization may cause Non-U.S. Holders to be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes.

Status of the Subordinated Notes as debt may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

If Subordinated Notes have significant OID, the Company may not be able to deduct all of the interest on the Subordinated Notes

Subordinated Notes may be issued at a discount to their face value and, accordingly, such notes may have "significant OID" and thus be classified as "applicable high yield discount obligations" for U.S. federal income tax purposes. If any such Subordinated Notes were so treated, a portion of the OID on such notes would be non-deductible by the Company, and subject to withholding tax, and the remainder would be deductible only when paid. Any limit on the Company's ability to deduct interest for tax purposes would have the effect of increasing the Company's taxable income and may adversely affect the Company's cash flow available for interest payments and distributions to the Company's shareholders.

An allocation of IPS purchase price that results in OID may reduce the amount a holder can recover upon an acceleration of the payment of principal due on the Subordinated Notes or in the event of the Issuer's bankruptcy

Under New York and U.S. federal bankruptcy law, if the Subordinated Notes are treated as issued with OID because the allocation of the purchase price is not respected, holders of such Subordinated Notes having OID may not be able to collect the portion of the principal face amount of such Subordinated Notes that represents unamortized OID as of the acceleration or filing date, as the case may be, in the event of an acceleration of the Subordinated Notes or in the event of the Issuer's bankruptcy prior to the maturity date of the Subordinated Notes. As a result, a treatment of the Subordinated Notes as having been issued with OID could have the effect of ultimately reducing the amount such holder can recover from us in the event of an acceleration or bankruptcy.

The Company or other payor may not be able to properly report OID to the holders of IPSs or Subordinated Notes and the IRS, and hence may become subject to substantial IRS penalties for such failure

The Internal Revenue Code generally requires that the payor of interest and OID report to its payees and the IRS the amounts of interest and OID includable in income with respect to such payees, unless an exception to reporting applies. If any Subordinated Notes have OID and no exception to reporting applies, the Company or other payor may not be able to properly report the amount of OID to the proper payee because all of the Subordinated Notes are being issued and will be traded under the same CUSIP number and will be held in book-entry form in the name of the CDS or its nominee, CDS & Co. As a result, the identity of the holders of the Subordinated Notes issued with OID may not be known, and hence the Company or other payor may not be able to properly report OID to the IRS and to the proper payees. This could result in substantial penalties to the Company.

In such circumstances, the Company or other payor may choose to report such OID to all holders of Subordinated Notes. The Company believes that such reporting may satisfy the OID reporting requirements and hence reduce or eliminate any exposure of the Company to penalties for not properly reporting. Non-U.S. Holders who qualify for the Portfolio Interest Exemption generally should not be subject to OID reporting, and hence generally should not be impacted by such reporting.

As a result, a holder subject to OID reporting may be required to report OID even though such holder purchased Subordinated Notes having no OID unless such holder can establish to the IRS that its Subordinated Notes do not have OID. The IRS might assert that, unless a holder can establish that it is not holding Subordinated Notes with OID, all Subordinated Notes held by such holder will have OID.

The Subordinated Notes may have OID for U.S. federal income tax purposes.

Subordinated Notes may be issued in different transactions, and therefore certain issuances may raise OID concerns depending on the facts at the time, e.g., if the allocation of the purchase price of each IPS to the Subordinated Notes were determined to be too high or if the likelihood of a deferral of interest payments on the Subordinated Notes were determined not to be "remote" or if an interest deferral actually occurred.

A Non-U.S. Holder generally would not be subject to U.S. federal income tax with respect to such OID so long as such OID is not effectively connected with such holder's conduct of a trade or business within the U.S. and such holder qualifies for the Portfolio Interest Exemption. If the Non-U.S. Holder failed to satisfy these requirements, a holder generally would be required to include OID in income in advance of the receipt of cash attributable to that income, and such OID may be subject to U.S. federal income or withholding taxes.

The requirement to include OID in income in advance of the receipt of cash attributable to that income may discourage U.S. persons and those Non-U.S. Holders subject to U.S. federal income tax on OID from acquiring IPSs or Subordinated Notes and may adversely affect the liquidity of the IPSs and Subordinated Notes.

Certain U.S. tax considerations may discourage third parties from pursuing a tender offer or other change of control transaction

Under certain circumstances, Code Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax. For these purposes, a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. The purchase of an IPS will be treated for U.S. tax purposes as a purchase of both an equity interest and a creditor's interest in the Issuer. As a result, a purchase by any non-U.S. person of more than 50% of the IPSs could result in the Issuer's interest deductions being limited with respect to the Subordinated Notes represented by those IPSs or otherwise owned by such person. This could discourage third parties from pursuing a tender offer or other change of control transaction with respect to the Issuer, which otherwise might have led to a premium being paid for IPSs.

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

We may not be able to make all principal payments on the Subordinated Notes

The Subordinated Notes will mature on December 21, 2016. STA ULC may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STA ULC will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company's senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the guarantee provided by the Company.

There is no active public market for the Common Shares and Subordinated Notes and holders may have limited liquidity

Although the Common Shares and the Subordinated Notes are listed and posted for trading on the TSX, they do not currently have an active trading market. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares, including the Exchange Offer, there is no guarantee that an active trading market will emerge. Moreover, some of the steps taken to increase the liquidity of the Common Shares, including the Exchange Offer, will reduce the liquidity of the IPSs and the Subordinated Notes. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated. Each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. ("CIBC") has previously advised us that it intends to make a market in the Subordinated Notes subject to customary market practice and applicable legal and regulatory requirements and limitations. However, neither BMO Nesbitt Burns Inc. nor CIBC is obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. and/or CIBC makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

The market price for the IPSs, Common Shares or Subordinated Notes may be volatile

There has been a limited public market for income participating securities. Factors such as variations in the Issuer's financial results, announcements by the Issuer or others, developments affecting the Company's business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of its securities.

The Company's interest deductions on the Subordinated Notes are likely "dual consolidated losses" for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain "triggering events" occur

Pursuant to Code section 1503(d) and the Treasury Regulations thereunder, the interest deductions generated on the Subordinated Notes will likely generate a "dual consolidated loss" ("DCL") for U.S. federal income tax purposes and will therefore be deductible by the Company only if the Company and STA ULC make the appropriate election and comply with all applicable requirements, including annual reporting and certification requirements. The Company and STA ULC have made, and intend to continue to make, such election and to comply with all applicable requirements. Even if such an election is made, however, if any of several "triggering events" occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), the Company will generally be required to report the amount of any prior interest deductions on the Subordinated Notes (plus interest thereon) as gross income in the year of the triggering event. The Company and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if the Company and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, the Company's taxable income and thus its U.S. federal income tax liability would be materially increased. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Issuer's ability to make interest or dividend payments on the Subordinated Notes and the Common Shares and the Company's ability to continue as a going concern.

Application of U.S. federal income tax corporate "inversion" rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate "inversions" (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STA, because the selling shareholders of the Company do not own any stock in STA as a result of the original offering and related transactions or subsequent IPS offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STA and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to Non-U.S. Holders.

Ownership change may limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability

The IPO of the IPSs resulted in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carry forwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, as well as any prior or subsequent ownership changes (if any), there will be specific limitations on our ability to use our net operating loss carry forwards and other tax attributes from periods prior to the IPO or subsequent ownership change. This may increase our U.S. federal income tax liability. Such an increase would reduce the funds available for the payments of dividends on the Class A common stock and interest on the Subordinated Notes.

Because the Company, the promoter of the Issuer, is organized under the laws of a foreign jurisdiction and resides outside of Canada, certain civil liabilities and judgments may not be enforceable against it

The Company is a promoter of the Issuer and is organized under the laws of a foreign jurisdiction and resides outside Canada. A significant portion of its directors and officers and certain of the experts named elsewhere in this Annual Information Form are residents of countries other than Canada. Substantially all of the Company's assets and the assets of these persons are located outside of Canada. As a result, although the Company has appointed STA as its agent for service of process in Ontario, it may be difficult for IPS holders to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for holders of IPSs to collect from the Company or these other non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for IPS holders to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

MARKET FOR SECURITIES

The IPSs are listed and posted for trading on the Toronto Stock Exchange (the "TSX").

The monthly average volume of trading and price ranges of the IPSs on the TSX over fiscal 2007 are set forth in the following table:

Period	High$	Low$	Volume
July 2006	12.00	11.25	600,843
August 2006	12.05	11.25	436,028
September 2006	12.87	11.82	1,115,231
October 2006	12.85	11.19	538,755
November 2006	12.35	10.40	2,247,083
December 2006	11.65	10.88	982,191
January 2007	11.30	10.40	487,961
February 2007	12.00	10.40	1,223,462
March 2007	11.89	11.20	770,246
April 2007	12.45	11.12	675,802
May 2007	11.97	11.44	332,101
June 2007	12.44	11.62	280,860

PRIOR ISSUANCES

The only issuance of securities by the Issuer in the 12 months prior to June 30, 2007 were:

- On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333 Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized non-cash stock-based compensation expense related to these grants during the quarter ended September 30, 2006. The issuance of Class B – Series Two common shares represented additional minority interest to the Company.

- 3,010,000 Common Shares were issued in March 2007, on a private placement basis, for proceeds of Cdn. $20,016,500;

- the Issuer announced the Exchange Offer on July 30, 2007, under which holders of Subordinated Notes were offered 0.67 Common Shares in exchange for each Cdn. $3.847 principal amount of Subordinated Notes. The Exchange Offer expired on September 4, 2007 as scheduled, and pursuant to expiry, approximately 8.0 million Common Shares were issued in exchange for Cdn. $45.8 million in principal amount of Subordinated Notes tendered in connection with the Exchange Offer; and

- During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non-cash stock-based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

PROMOTERS

STA, Inc., a wholly-owned subsidiary of the Company, is considered to be a promoter of the Issuer by reason of its initiative in organizing the business and affairs of the Issuer.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company utilized Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of Denis Gallagher, the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. Amounts paid by the Company to Coast Cities were $200,000 and $300,000 for the fiscal year ended June 30, 2007 and for fiscal year ended June 30, 2006, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company did not make any payments to Reilly Partners during the 2007 fiscal year for executive search services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer who is, or at any time during the most recently completed financial year of the Issuer was, a director or executive officer of the Issuer, has any indebtedness to the Issuer or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts (other than contracts entered into in the ordinary course of business) to which the Issuer or the Company is a party as at June 30, 2007, are as follows:

- The Subordinated Note Indenture referred to under "Description of Subordinated Notes";
- First Amendment to the Amended and Restated Credit Agreement dated September 15, 2005;
- Second Amendment to the Amended and Restated Credit Agreement dated November 30, 2005;
- Third Amendment to the Amended and Restated Credit Agreement dated December 19, 2005;
- Fourth Amendment to the Amended and Restated Credit Agreement dated January 19, 2005;
- Fifth Amendment to the Amended and Restated Credit Agreement dated March 31, 2005;
- Sixth Amendment to Amended and Restated Credit Agreement dated September 29, 2006;
- Note Purchase Agreement dated December 14, 2006;
- Second Amended and Restated Credit Agreement dated December 14, 2006;
- First Amendment to Second Amended and Restated Credit Agreement dated March 23, 2007;
- Second Amendment to Second Amended and Restated Credit Agreement dated June 29, 2007;
- Third Amendment to Second Amended and Restated Credit Agreement dated August 31, 2007;
- First Amendment to Note Purchase Agreement dated July 23, 2007; and
- The Equity Incentive Plan referred to under "Equity Incentive Plan" and "General Development of the Business".

Each of these material contracts is available for review on SEDAR at www.sedar.com.

NAMES OF EXPERTS AND INTEREST OF EXPERTS

Ernst & Young LLP, the Issuer's auditor, has been named as having prepared a certified statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – *Continuous Disclosure Obligations* by the Issuer during, or relating to the Issuer's fiscal year ended June 30, 2007. To the knowledge of the Issuer, Ernst & Young LLP is independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed fiscal year. Copies of such documents and any additional information related to the Issuer may be found on SEDAR at www.sedar.com. In the alternative, copies may be obtained from our Chief Financial Officer upon written request.

Additional information including directors' and officers' remuneration and indebtedness and the principal holders of the Issuer's securities and securities authorized for issuance under the Issuer's equity compensation plans, will be contained in the Issuer's Management Information Circular to be filed in connection with the annual meeting of shareholders of the Issuer to be held in respect of its 2007 fiscal year.

SCHEDULE "A"

STUDENT TRANSPORTATION OF AMERICA LTD.

AUDIT COMMITTEE CHARTER

Amended: September 21, 2006

The Audit Committee (the "**Committee**") of Student Transportation of America Ltd. (the "**Issuer**") is established in order to assist the board of directors of the Issuer in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:

- the integrity of the Issuer's accounting and financial reporting practices and procedures,
- the adequacy of the Issuer's internal accounting controls and procedures,
- the quality and integrity of the Issuer's consolidated financial statements,
- compliance by the Issuer with legal and regulatory requirements, in regard to financial disclosure, that the Issuer is subject to;
- performance of the Issuer's Chief Financial Officer, including reviewing same for ultimate report by the Committee Chairman to the Issuer's Chief Executive Officer, in conjunction with the CEO's annual review of the Issuer's CFO; and
- the independence and performance of the Issuer's independent auditor.

Composition:

- The board of directors of the Issuer shall elect annually from among its members a committee to be known as the Audit Committee to be composed of not less than three directors, each of whom qualify as "independent directors" within the meaning of Multilateral Instrument 52-110 – Audit Committees, as amended from time to time (the "**Audit Committee Rule**"); and each of whom is "financially literate" (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.

Reports:

The Committee shall report to the board of directors of the Issuer on a regular basis and, in any event, before the public disclosure by the Issuer of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Issuer's consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Issuer's independent auditor.

Responsibilities:

Subject to the powers and duties of the board of directors of the Issuer, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Issuer:

A. Financial Statements and Other Financial Information

The Committee shall:

(i) review the Issuer's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(ii) review the Issuer's consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;

(iii) following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Issuer the approval of such financial statements and related documents;

(iv) review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Issuer's consolidated financial statements;

(v) review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;

(vi) review a summary provided by the Issuer's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Issuer and its subsidiaries;

(vii) review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Issuer prior to any disclosure to the public; and

(viii) have the responsibility of reviewing, in advance, any communications between the Issuer and any applicable securities regulators or commissions.

B. Financial Reporting Control Systems

The Committee shall:

(i) report to the Board on a regular basis, prior to the public release by the Issuer of its quarterly and annual financial statements;

(ii) require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Issuer's policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

(iii) annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Issuer's consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

(iv) if applicable, at a time when internal audit personnel are in place, meet separately with the such personnel responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;

(v) submit to the board of directors of the Issuer, and the boards of directors of its subsidiaries, any recommendations that the Committee may have from time to time (through its own inquiries or those of advisors retained by the Committee) with respect to financial reporting, accounting procedures and policies and internal controls;

(vi) review reports from senior officers of the Issuer and its subsidiaries outlining any significant changes in financial risks facing the Issuer;

(vii) review the management letter of the independent auditor and the responses to suggestions made;

(viii) review any new appointments to senior positions of the Issuer and its subsidiaries with financial reporting responsibilities;

(ix) satisfy itself that adequate procedures are in place for the review of the Issuer's disclosure of the Issuer's financial information extracted or derived from the Issuer's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(x) establish a written policy regarding procedures for:

(a) receipt, retention and treatment of complaints received by the Issuer or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Issuer or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(xi) establish, or review and approve the Issuer's (and its respective subsidiaries') hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Issuer; and

(xii) obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.

C. Independent Auditor

The Committee shall:

(i) Obtain confirmation from the independent auditor that it will be accountable to, and report directly to, the Audit Committee of the Board;

(ii) review the audit plan with the independent auditor;

(iii) review regularly the performance, qualifications and independence of the independent auditor, as well as the competence and responsiveness of the individual partners assigned to the Issuer's account;

(iv) discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;

(v) recommend to the board of directors of the Issuer each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer and the remuneration of the independent auditor;

(vi) if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;

(vii) annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;

(viii) oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer, including the resolution of disagreements between management and the independent auditor regarding financial reporting;

(ix) discuss with the Issuer's independent auditor the quality and not just the acceptability of the Issuer's accounting principles;

(x) meet with the Issuer's independent auditor on a regular basis in the absence of management; and

(xi) relay its expectations to the Issuer's independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Issuer's financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Issuer, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement.

Structure:

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "**Secretary**"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.

- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than quarterly each year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Issuer or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice unless so warranted.

- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

- Any member of the Committee may be removed or replaced at any time by the board of directors of the Issuer and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

- The independent auditor of the Issuer shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Issuer, to attend and be heard thereat.

- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.

Chairman of the Committee:

The chairman of the Committee (the "**Chairman**") is responsible for the effective functioning of the Committee.

The Chairman of the Committee shall:

- Establish procedures to govern the Committee's work and ensure the Committee's full discharge of its duties, including:

    - Collaborating with the Lead Director of the board of directors, the CEO, the CFO and other members of management, where appropriate, to develop the agenda for Committee meetings;

    - Obtaining appropriate information from management to enable the Committee to exercise its duties;

    - Ensuring that all items requiring Committee approval or Committee recommendations to the board of directors are appropriately tabled;

    - Ensuring proper flow of information to the Committee and reviewing adequacy and timing of required documentary materials;

    - Ensuring that external advisors retained or to be retained by the Committee are appropriately qualified and independent;

    - Ensuring that the Committee has access to such members of senior management as may be required;

    - Ensuring an open and frank relationship between the Committee and the internal and external auditors; and

    - Supporting the independence of the external auditor from management;

- Discuss as necessary with the Chair of the Compensation, Nominating and Corporate Governance Committee the skills, experience and talents required for the Committee on an ongoing basis;

- Chair every meeting of the Committee and encourage a free and open discussion at the meetings;

- Report to the board of directors on behalf of the Committee;

- Attend every meeting of securityholders and respond to such questions from securityholders as may be put the Chair of the Audit Committee; and

- Carry out other duties as requested by the Board, depending on need and circumstances.

<u>Non-Audit Services of Independent Auditor</u>:

The Committee shall review at least annually the non-audit services provided by the Issuer's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor; and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Independent Advice:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors at the expense of the Issuer, as required to fulfill its duties, and to set and pay the compensation for any such advisors.

Annual Evaluation:

At least annually, the Committee shall, in a manner it determines to be appropriate:

- Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.

- Review and assess the adequacy of its terms of reference and recommend to the board of directors of the Issuer any improvements to its terms of reference that the Committee determines to be appropriate.

Limitation:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Issuer mandated by applicable law.

Limitation on Committee's Duties

Except as otherwise required by applicable laws including the Audit Committee Rules, in contributing to the Committee's discharge of its duties under this charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Issuer are subject.

Except as otherwise required by applicable laws including the Audit Committee Rules, it is not the duty of the Committee to prepare financial statements or ensure their accuracy or absence of errors and omissions, to plan or conduct audits, to determine that the financial statements are complete and accurate and in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Issuer's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this charter is intended to make the Committee liable for any non-compliance by the Issuer with applicable laws or regulations.

The Committee is a committee of the board of directors and is not and shall not be deemed to be an agent of the Issuer's securityholders or creditors for any purpose whatsoever. The board of directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Issuer or to any other liability whatsoever.

Except as otherwise required by applicable laws including the Audit Committee Rules, members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Issuer by the external auditor, (iv) financial statements of the Issuer represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Issuer in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Definitions:

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer's financial statements.

"**independent director**" means a director who has no direct or indirect material relationship with the Issuer.[1]

"**material relationship**" means a relationship which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:[2]

(a) an individual who is, or has been within the last three years, an employee or executive officer[3] of the Issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

(c) an individual who:

(i) is a partner[4] of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

---

[1] For the purpose of the definitions of "independent director" and "material relationship" in this section, "Issuer" includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable.

[2] An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004 (or before June 30, 2005 where the relationship existed with respect to a subsidiary or parent of the Issuer). An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.

[3] An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

[4] A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[5] from the Issuer during any 12 month period within the last three years.[6]

---

[5] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

[6] An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:. (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

Form 52-109F1 - Certification of Annual Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the annual period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 28, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 28, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

FORM 13-502F6
SUBSIDIARY ENTITY EXEMPTION NOTICE

Name of Subsidiary Entity: Student Transportation of America ULC

Name of Parent: Student Transportation of America Ltd.

Fiscal Year End Date: June 30, 2007

Indicate below which exemption the subsidiary entity intends to rely on by checking the appropriate box:

1. Subsection 2.9(1) ☐

The reporting issuer (subsidiary entity) meets the following criteria set out under subsection 2.9(1) of the Rule:

a) the parent of the subsidiary entity is a reporting issuer;

b) the parent has paid the participation fee required;

c) the parent company includes the market capitalization of the subsidiary entity in its calculation of its participation fee; and

d) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the consolidated net assets and gross revenues of the parent for the previous financial year of the parent.

	Net Assets for the previous financial year	Gross Revenues for the previous financial year	
Reporting Issuer (Subsidiary)	______	______	(A)
Reporting Issuer (Parent)	______	______	(B)
Percentage (A/B)	______%	______%	

2. Subsection 2.9(2) ☑

The reporting issuer (subsidiary entity) meets the following criteria set our under subsection 2.9(2) of the Rule:

a) the parent of the subsidiary entity is a reporting issuer;

b) the parent has paid the participation fee required;

c) the parent company includes the market capitalization of the subsidiary entity in its calculation of its participation fee; and

d) the subsidiary entity is entitled to rely on an exemption, waiver or approval from the requirements in sections 4.1(1), 4.3(1), 5.1(1), 5.2 and 6.1 of National Instrument 51-102 *Continuous Disclosure Obligations*.

CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the years ended June 30, 2007 and 2006

See Note # 7 for summary consolidating financial information

Student Transportation of America Ltd.

Consolidated Financial Statements

For the years ended June 30, 2007 and 2006

Contents

AUDITORS' REPORT

To the Shareholders of Student Transportation of America Ltd.:

We have audited the consolidated balance sheets of Student Transportation of America, Ltd. as at June 30, 2007 and 2006 and the consolidated statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey
September 21, 2007

Student Transportation of America Ltd.
Consolidated Balance Sheets
(000's of U.S. Dollars)

		As at June 30, 2007		As at June 30, 2006
Assets				
Current assets:				
Cash and cash equivalents	$	4,025	$	7,688
Accounts receivable, net of allowance for doubtful accounts of $187 and $116 at June 30, 2007 and 2006, respectively		14,975		12,206
Inventory		1,615		1,584
Prepaid expenses		8,991		5,989
Other current assets (Note 15)		3,585		3,464
Total current assets		33,191		30,931
Other assets (Note 2)		7,463		7,935
Property and equipment, net (Note 4)		91,232		95,546
Foreign currency exchange contracts (Note 15)		4,696		3,976
Other intangible assets, net (Note 5)		47,526		51,658
Goodwill (Notes 3 and 5)		73,877		64,133
Total assets	$	257,985	$	254,179
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	$	1,303	$	1,577
Accrued expenses and other current liabilities		13,497		12,426
Current portion of long-term debt (Note 7)		2,312		2,450
Total current liabilities		17,112		16,453
Long-term debt (Note 7)		123,210		106,931
Future income tax liability (Note 6)		24,916		32,540
Total liabilities		165,238		155,924
Commitments and contingencies (Notes 11 and 14)				
Minority interest (Note 9)		2,221		7,419
Shareholders' equity				
Common shares (Note 8)		128,000		112,061
Accumulated deficit		(34,101)		(16,326)
Cumulative currency translation adjustments		(3,373)		(4,899)
Total shareholders' equity		90,526		90,836
Total liabilities and shareholders' equity	$	257,985	$	254,179

See accompanying notes.

On Behalf of the Board,

Irving R. Gerstein George Rossi

Student Transportation of America Ltd.
Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	Year ended June 30, 2007	Year ended June 30, 2006
Revenues	$ 168,110	$ 132,995
Costs and expenses:		
Cost of operations	122,251	95,424
General and administrative	17,136	12,802
Non-cash stock compensation	1,862	919
Depreciation expense	18,596	14,964
Amortization expense	5,889	6,198
Total operating expenses	165,734	130,307
Income from operations	2,376	2,688
Interest expense	15,834	13,262
Unrealized gain on foreign currency exchange contracts	(1,481)	(4,262)
Other (income) expense	(642)	52
Loss before income taxes and minority interest	(11,335)	(6,364)
Recovery of income taxes (Note 6)	(4,391)	(2,695)
Minority interest (Note 9)	170	226
Net loss	(7,114)	(3,895)
Accumulated deficit- beginning of year	(16,326)	(5,550)
Dividends declared	(10,603)	(6,881)
Repurchase of common shares	(58)	
Accumulated deficit - end of year	$ (34,101)	$ (16,326)
Weighted average number of shares outstanding	21,503,659	15,085,650
Basic and diluted net loss per common share (Note 8)	**$ (0.33)**	**$ (0.26)**

See accompanying notes.

Student Transportation of America Ltd.
Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Year ended June 30, 2007	Year ended June 30, 2006
Operating activities		
Net loss	$ (7,114)	$ (3,895)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Minority interest	170	226
Future income taxes	(4,391)	(2,695)
Unrealized gain on foreign currency exchange contracts	(1,481)	(4,262)
Amortization of deferred financing costs	1,628	1,445
Non cash stock compensation expense	1,862	919
(Gain)/loss on disposal of assets	(161)	52
Depreciation expense	18,596	14,964
Amortization expense	5,889	6,198
Changes in current assets and liabilities:		
Accounts receivable	(2,842)	898
Prepaid expenses, inventory and other current assets	(2,093)	(3,534)
Accounts payable	(295)	701
Accrued expenses and other current liabilities	(63)	1,599
Changes in other assets and liabilities	410	187
Net cash provided by operating activities	10,115	12,803
Investing activities		
Business acquisitions, net of cash acquired of $270 and $863 at June 30, 2007 and 2006, respectively	(10,144)	(43,401)
Purchases of property and equipment	(11,513)	(22,536)
Proceeds on sale of equipment	1,540	328
Net cash used in investing activities	(20,117)	(65,609)
Financing activities		
Secondary offerings of common shares, net of expenses	-	54,592
Secondary offerings of 14.0% Subordinated Notes	-	26,946
Private Placement offering of common shares, net of expenses (Note 8)	16,227	-
Repurchase of common shares, net of expenses	(346)	-
Redemption of 14% subordinated notes	(183)	-
Senior Secured Note issuance (Note 7)	35,000	
Repurchase of Class B Series One common shares (Note 9)	(8,551)	
Deferred financing costs	(1,590)	(2,188)
Common stock dividends	(11,080)	(7,316)
Borrowings on credit facility	95,163	98,612
Payments on credit facility	(115,450)	(111,287)
Repayments on seller debt and equipment financing	(1,951)	(522)
Net cash provided by financing activities	7,239	58,837
Effect of exchange rate changes on cash	(900)	-
Net increase (decrease) in cash and cash equivalents	(3,663)	6,031
Cash and cash equivalents at beginning of period	7,688	1,657
Cash and cash equivalents at end of period	$ 4,025	$ 7,688

See accompanying notes.

Student Transportation of America Ltd.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007 and 2006
(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn $10,857, ($8,854). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

(000's of U.S. Dollars, unless specified)

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. The Company purchased

(000's of U.S. Dollars, unless specified)

1. General (continued)

for cancellation 56,000 IPS's out of available cash during the year ended June 30, 2007 (see Note 8).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 7). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 9). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 9).

On March 29, 2007, the Issuer sold 3,010,000 common shares pursuant to a private placement for total gross cash proceeds of $17.3 million (Cdn $20.0 million). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.56% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. Prior to the repurchase and cancellation of all the Class B-Series One common shares completed during the current fiscal year, the Company held a 94.46% interest in STA Holdings. In connection with the repurchase and cancellation and the resulting decrease in minority interest percentage related to both, the Company recorded an increase in goodwill and minority interest of $2.4 million on the consolidated balance sheet as at June 30, 2007.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies are described below:

Foreign Currency Translation

The functional currency of the Company, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of the Company's operations in the United States, is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Subordinated Notes and Separate Subordinated Notes of STA ULC are denominated in Canadian dollars. As the functional currency of STA ULC is the Canadian dollar, exchange gains or losses related to the Notes on the translation of the STA ULC financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity.

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statements of operations in other income.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase.

2. Basis of Presentation (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill and other long-lived assets.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. A significant portion of the Company's operations is with school districts on the East and West coasts of the United States. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Other property and equipment is depreciated on a straight line basis over three to five years.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Goodwill and Other Identifiable Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually, or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. If the carrying value of goodwill and trade names exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading values of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful live of 2 to 5 years (see Notes 3 and 5). Amortization of intangible assets amounted to $5.9 million and $6.2 million for the year ended June 30, 2007 and 2006, respectively.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to interest expense over the term of the related debt. In addition to the costs associated with the Company's credit agreement, the Company capitalized costs related to its indebtedness incurred in connection with the initial IPS Transactions as well as subsequent issuances of additional IPS units. The carrying value of deferred financing costs were $6.7 million and $7.0 million as of June 30, 2007 and 2006, respectively. Amortization expense totaled $1.6 million and $1.4 million for the years ended June 30, 2007 and 2006, respectively. Deferred financing costs are included in other assets in the consolidated balance sheets.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for

2. Basis of Presentation (continued)

impairment include the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses of projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

Revenue Recognition

Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. The Company bills customers on a monthly basis based upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Insurance Reserves.

The Company had approximately $5.1 million and $3.4 million in recorded insurance reserves, at June 30, 2007 and 2006, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of

2. Basis of Presentation (continued)

operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized $0.9 million and $1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares issued. The Class B – Series Two common shares are not traded in an active market and have certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

Start-Up Activities

Start-up costs are expensed as incurred.

Accounting for Derivatives and Hedging Activities

The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

2. Basis of Presentation (continued)

Segment Reporting

The Company, through its subsidiaries, is a provider of school transportation and management services to public and private schools in North America. The Company operates in one segment, the school bus transportation industry. While the Company has only one operating segment, it does derive revenue from customers in both the United States and Canada. The table below summaries revenue and assets by geographical area for the years ended June 30, 2007 and 2006 (in 000's):

2007

	Revenues	Property and Equipment (net)	Goodwill
United States	$ 155,994	$ 83,274	$ 61,857
Canada	12,116	7,958	12,020
Total	$ 168,110	$ 91,232	$ 73,877

2006

	Revenues	Property and Equipment (net)	Goodwill
United States	$ 127,663	$ 90,597	$ 58,569
Canada	5,332	4,949	5,564
Total	$ 132,995	$ 95,546	$ 64,133

Minority Interest

Prior to December 22, 2006, minority interest consisted of the Class B-Series One common shares of STA Holdings retained by the existing investors in STA Holdings upon the close of the IPS Offering as well as Class B-Series Two common shares of STA Holdings issued under the STA Holding Equity Incentive Plan ("EIP"). On December 22, 2006, the Company repurchased and canceled all 872,652 Class B-Series One shares held by existing investors. The Class B common shares represent a 1.4% and 4.5% interest in STA Holdings as at June 30, 2007 and 2006, respectively (See Note 9).

Earnings (loss) per Share

Earnings (loss) per share is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Recent Accounting Pronouncements

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosures", CICA 3863, "Financial Instruments-Presentation", and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risk associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.7 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

upon the final determination of the fair value of the assets acquired and liabilities assumed.

Property and equipment	$ 3,704
Intangible assets	1,683
Future income taxes	(584)
Subtotal	4,803
Goodwill	5,924
Total	$ 10,727

The purchase price consisted of $10.5 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during 2006 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada
- March 8, 2006 – Liftlock Coach Lines Limited and R. Bennett Bus Line Ltd., (together "Liftlock") located in Ontario, Canada
- April 18, 2006 – McCrillis Transportation Inc. located in Portsmouth, New Hampshire
- May 1, 2006 – Positive Connections, Inc. ("PCI"), located in Illinois and Minnesota

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $48.4 million. The Company has revised the purchase price allocation of PCI, which was acquired in May 2006. This revision resulted in a decrease of net working capital of $0.9 million and a corresponding increase of $0.9 million in goodwill.

Current assets, less current liabilities	$	582
Property and equipment		27,412
Intangible assets		8,984
Future income taxes		(8,206)
Subtotal		28,772
Goodwill		19,633
Total	$	48,405

The purchase price consisted of $44.3 million in cash and $4.1 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $5.8 million that will be amortized over 21 to 23 years, covenants not to compete of $1.6 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $1.6 million with an indefinite life.

4. Property and Equipment

June 30, 2007	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 192	$ -	$ 192	
Buildings	231	(49)	182	40
Transportation equipment	127,176	(37,651)	89,525	7 to 11
Leasehold improvements	537	(160)	377	life of lease
Other machinery and equipment	1,699	(743)	956	3 to 5
	$ 129,835	$ (38,603)	$ 91,232	

4. Property and Equipment (continued)

June 30, 2006	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 192	$ -	$ 192	
Buildings	231	(31)	200	40
Transportation equipment	116,836	(22,702)	94,134	7 to 11
Leasehold improvements	311	(134)	177	life of lease
Other machinery and equipment	1,293	(450)	843	3 to 5
	$ 118,863	$ (23,317)	$ 95,546	

5. Goodwill and Other Intangible Assets

Intangible assets consist of the following (in 000)'s:

	2007			2006			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Contract Rights	$ 37,507	$ (4,074)	$ 33,433	$ 36,311	$ (2,337)	$ 33,974	21-23
Convenants not to compete	12,679	(11,261)	1,418	12,233	(7,109)	5,124	2-5
Tradenames	12,675	-	12,675	12,560	-	12,560	None (Indefinite Life)
Total	$ 62,861	$ (15,335)	$ 47,526	$ 61,104	$ (9,446)	$ 51,658	

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006 (in 000's):

Balance as of June 30, 2005	$ 44,045
Goodwill additions related to acquisitions	18,743
Goodwill additions as a result of step acquisition	1,345
Balance as of June 30, 2006	64,133
Goodwill additions related to acquisitions	6,841
Goodwill additions as a result of step acquisition	2,352
Foreign currency effects on goodwill	551
Balance as of June 30, 2007	$ 73,877

6. Income Taxes

The tax provision reported in the consolidated financial statements is made up of the following components (in 000's):

	2007	2006
Federal:		
Current	$ -	$ -
Deferred	(3,433)	(2,073)
	(3,433)	(2,073)
State and local:		
Current	68	89
Deferred	(1,026)	(711)
	(958)	(622)
Total provision	$ (4,391)	$ (2,695)

The difference between the effective rate reflected in the provision for income taxes and the amount determined by applying the U.S. federal statutory rate to income before income taxes for the fiscal year ended June 30, 2007 and June 30, 2006 is analyzed below (in 000's):

	2007	2006
Provision for income taxes at statutory rate	($3,805)	($2,292)
State income taxes, net of federal effect	(632)	(410)
Other	46	7
	($4,391)	($2,695)

The components of future income tax are as follows (in 000's):

	2007	2006
Future tax liabilities:		
Intangibles	($15,571)	($17,548)
Difference in book and tax basis of property and equipment	(24,233)	(23,286)
Other	-	(803)
Total future tax liabilities	($39,804)	($41,637)
Future tax assets:		
Net operating loss carry forward	11,904	9,097
Other	2,984	-
Total future tax assets	14,888	9,097

Net future tax liabilities	$(24,916)	$(32,540)

At June 30, 2007, the Company has available U.S. net operating loss carry forwards of approximately $28.8 million expiring in the years 2013 through 2021 and Canadian net operating loss carry forwards of approximately $1.1 million expiring in 2016.

7. Debt

Indebtedness of the Company includes the following (in 000's):

	Amounts Outstanding at			
	June 30, 2007		June 30, 2006	
	Current	Long Term	Current	Long Term
Second Amended Credit Facility				
Term loan facility	$ -	$ -	$ -	$ 24,300
Revolving credit facility	-	3,650	-	-
Senior Secured Notes	-	35,000	-	-
Equipment financing	16	-	94	16
Promissory notes due to former owners: interest at 7%	2,296	399	2,356	2,091
Subordinated Notes and Separate Subordinated Notes	-	84,161	-	80,524
	$ 2,312	$ 123,210	$ 2,450	$106,931

Maturities of long-term debt are as follows (in 000's):

	Second Amended Credit Facility	Senior Secured Notes	Equipment Financing	Due to Former Owners	Subordinated Debt
Year ending June 30,					
2008	$ -	$ -	$ 16	$ 2,296	$ -
2009	-	-	-	275	-
2010	-	-	-	95	-
2011	-	-	-	29	-
2012	3,650	35,000	-	-	-
Thereafter	-	-	-	-	84,161
	$ 3,650	$ 35,000	$ 16	$ 2,695	$ 84,161

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

Second Amended and Restated Credit Agreement

During the fiscal year ended June 30, 2007, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 9) and for general corporate purposes.

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36 % at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualified as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million was recorded as a gain during the fiscal year.

In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreements, respectively, to allow for the prepayment of 14% subordinated notes in connection with the Exchange Offer resulting from the tender of subordinated notes of STA ULC for common shares of STA Ltd. (See Note 17).

Subordinated Notes and Separate Subordinated Notes

The Notes are denominated in Canadian dollars with an aggregate principal amount of Cdn $89,666, at June 30, 2007. Interest on the Notes accrues at the rate of 14% per annum and the Notes are due on December 21, 2016. Upon maturity, the principal amount of the Notes will be payable in Canadian dollars. Interest on the Notes is payable monthly. On or after the fifth anniversary of the issuance of the Notes, the Company may redeem the notes for the principal amount plus a premium that declines over time.

7. Debt (continued)

Prior to the fifth anniversary of the closing of the offering, STA ULC will be permitted, at its election, to defer interest payments on the Notes, if and for so long as the Interest Coverage Ratio under the Note Indenture of the Company for the most recent twelve-month period ending on the last day of any month, is less than the Interest Deferral Threshold (as defined in the Note Indenture), unless a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing, or any other Event of Default with respect to the Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond the fifth anniversary of the closing of the IPS Offering.

In addition, after the fifth anniversary of the closing of the offering, STA ULC may at its election defer interest on the Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing or any other Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any preceding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Notes will bear interest at the same rate as the stated rate on the Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Notes, including interest on deferred interest. All interest deferred prior to the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on the fifth anniversary of the closing of the offering. All interest deferred after the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

7. Debt (continued)

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other restricted payments. The Second Amended and Restated Credit Agreement contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Notes.

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering or upon acquisition for subsidiaries acquired subsequent to the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock in March 2006, Simcoe in July 2006 and Burley in December 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the years ended June 30, 2007 and 2006 are as follows (000's):

2007

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Consolidating Adjustments	Total Consolidated Amounts
Revenue	$ -	$155,994	$12,116	$ -	$168,110
Income from operations	-	538	1,838	-	2,376
Net income (loss)	-	(8,336)	1,222	-	(7,114)
Current assets	-	31,036	2,155	-	33,191
Non-current assets	-	201,180	23,614	-	224,794
Current liabilities	-	16,001	1,111	-	17,112
Non-current liabilities excluding minority interest	$84,161	$63,834	$20,951	($20,820)	$148,126

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

			2006		
	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Consolidating Adjustments	Total Consolidated Amounts
Revenue	$ -	$127,663	$5,332	$ -	$132,995
Income from operations	-	1,810	878	-	2,688
Net income (loss)	-	(4,487)	592	-	(3,895)
Current assets	-	30,061	870	-	30,931
Non-current assets	-	210,049	13,199	-	223,248
Current liabilities	-	15,430	1,023	-	16,453
Non-current liabilities excluding minority interest	$80,524	$58,517	$12,146	($11,716)	$139,471

Promissory Notes Due to Former Owners

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.

In the event of liquidation of the Company, payment of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

8. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs and common shares as described above (see Note 1). Each IPS consists of one common share of STA and Cdn $3.847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

(000's of U.S. Dollars, unless specified)

8. Common Shares (continued)

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 56,000 IPS Units during the year ended June 30, 2007. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.3 million.

On June 14, 2006, the Company issued 4,900,000 common shares for net proceeds of $34,583 (Cdn $38,519) pursuant to a bought deal of IPSs. On October 25, 2005, the Company issued 3,100,000 common shares for net proceeds of $20,009 (Cdn $23,810) pursuant to a bought deal private placement of IPSs.

On March 29, 2007, the Company issued 3,010,000 common shares pursuant to an equity only private placement for net proceeds of $16.2 million.

As at June 30, 2007, 23,718,554 common shares are issued and outstanding, of which 20,705, 554 are represented by IPS's , 3,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 are common shares issued through an equity only private placement completed during the fiscal year. At June 30, 2006, 20,764,554 common shares were issued and outstanding, of which 20,763,554 were represented by IPS's and 1,000 were common shares related to IPSs that were split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the year ended June 30, 2007 and 2006 were calculated based on weighted average common shares outstanding of 21,503,659 and 15,085,650, respectively.

For the years ended June 30, 2007 and 2006, dividends declared totaled $11.3 million and $7.7 million, respectively. Dividends declared for the year ended June 30, 2007 consisted of $10.6 million in dividends on the Company's common stock and $0.7 million in dividends on STA Holdings' Class B common stock. Dividends declared for the year ended June 30, 2006 consisted of $6.9 million in dividends on the Company's common stock and $0.8 million in dividends on STA Holdings' Class B common stock. Dividends paid for the year ended June 30, 2007 amounted to $10.4 million and $0.7 million for the Company and STA Holdings, respectively. The remaining $1.1 million of dividends

(000's of U.S. Dollars, unless specified)

8. Common Shares (continued)

accrued at June 30, 2007 were paid on July 15, 2007. Dividends paid for the year ended June 30, 2006 amounted to $6.5 million and $0.8 million for the Company and STA Holdings, respectively. The remaining $0.9 million of dividends accrued on June 30, 2006 were paid on July 15, 2006. The accrued dividends are recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

9. Minority Interest

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issued pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B – Series One common shares, the Company recorded an increase in goodwill of $2.4 million.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at June 30, 2007 consists of the 345,697 Class B – Series Two common shares of STA Holdings issued and outstanding pursuant to the EIP.

10. Stock Based Compensation

The Company's Employees Incentive Plan ("EIP") provides for the issuance of stock options, stock appreciation rights, common shares, restricted shares, performance units, performance shares, deferred stock, dividend equivalents, or other stock based awards as defined in the EIP, in recognition of eligible employees accomplishments and achievement that are consistent with the Company's goals. Common shares were the only type of award granted, for the years ended June 30, 2007 and 2006. The common shares are non-transferable and subject to forfeiture if the employee does not satisfy certain conditions included in the applicable award agreement.

A maximum of 717,747 Class B-Series Two common shares are available for issuance in connection with grants of awards under the EIP. Pursuant to the EIP, STA Holdings granted 290,073 and 133,549 Class B-Series common shares for the years ended June 30, 2007 and 2006, respectively. The shares were fully vested on the grant date.

The Company recognized $1.9 million and $0.9 million in non-cash stock based compensation expense related to this grant during the years ended June 30, 2007 and 2006, respectively, based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of common shares, 50,760 and 27,165 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants for the years ended June 30, 2007 and 2006, respectively. As such, 345,697 and 106,384 restricted shares relating to these grants remain outstanding as at June 30, 2007 and 2006, respectively.

11. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the years ended June 30, 2007 and 2006, respectively. The Company also leases certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. As the operating lease program with GE Capital started in July 2006, there was no operating lease expense for the year ended June 30, 2006. The terms of these and other leases expire at various times through 2018.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases (in 000's):

11. Lease Commitments (continued)

(000's of U.S. Dollars, unless specified)

	Facilities Leases	Vehicle Leases	Total
Year ending June 30:			
2008	$ 5,104	$ 2,096	$ 7,200
2009	4,119	2,096	6,215
2010	3,759	2,096	5,855
2011	1,868	2,096	3,964
2012 and thereafter	3,182	2,937	6,119
Total minimum payments	**$ 18,032**	**$ 11,321**	**$ 29,353**

12. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred minimal expenses related to the plan for the years ended June 30, 2007 and 2006.

13. Related Party Transactions

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid Coast Cities $0.2 million and $0.3 million for the years ended June 30, 2007 and 2006, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company did not make any payments to Reilly Partners for executive search services for the year ended June 30, 2007. The Company paid $0.1 million to Reilly Partners during the year ended June 30, 2006 for executive search services.

14. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred

14. Commitments and Contingencies (continued)

in connection with its operations. The Company maintains automobile, workers' compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $1.6 million and $1.3 million of letters of credit outstanding at June 30, 2007 and 2006, respectively. Of these amount, $0.6 million and $0.4 million are supported by cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2007 and 2006, respectively.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent school year, outstanding performance bonds aggregated $32.3 million. There are no collateral requirements for these surety bonds.

15. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016. Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	12.0	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
July 2011-March 2012	9	10.0	10.9	1.1022
		58.9	69.7	

(000's of U.S. Dollars, unless specified)

15. Foreign Currency Exchange Contracts (continued)

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain two year Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April 2007, the Company extended the collar transactions another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00.

STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $6.7 million at June 30, 2007, of which $2.0 million is recorded in other current assets on the consolidated balance sheet. The Forward Contracts have a notional amount of approximately $58.9 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

16. Supplemental Cash Flow Information

The Company paid $14.2 million and $11.5 million in interest for the years ended June 30, 2007 and 2006, respectively. The Company paid $0.1 million and $0.2 million in taxes for the years ended June 30, 2007 and 2006, respectively.

17. Subsequent Events

On July 30, 2007, the Company announced an exchange offer (the "Exchange Offer") under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn $45.8 million principal amount of Notes, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate

(000's of U.S. Dollars, unless specified)

17. Subsequent Events (continued)

of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliot Coach Lines Limited and Elliot Coach Lines (Fergus) Limited (the "Elliott Acquisition"), located in Guelph, Ontario. The Elliot Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2007. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September24, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

All references to "$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars.

Recent Developments – Exchange Offer

Student Transportation of America Ltd. ("STA" or the "Company") together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 and in connection with two subsequent offerings, one in October 2005 and one in June 2006. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). The Issuer, over the last twelve months, has taken various steps to enhance the liquidity of STA common shares and facilitate the separation of the IPSs. These steps included (i) the separate listing and posting for trading of the common shares of STA and the 14% subordinated notes of STA ULC in September 2006; (ii) the October 2006 and December 2006 TSX approval of the Company's normal course issuer bids for a portion of the issued and outstanding 14% subordinated notes and IPSs, respectively, as appropriate opportunities arise from time to time; and (iii) the issuance of 3,010,000 common shares of STA pursuant to a private placement transaction in March 2007.

As the next step in the process to enhance the liquidity of the common shares and

facilitate the separation of the IPSs, the Company announced an exchange offer (the "Exchange Offer") on July 30, 2007, under which the holders of the 14% subordinated notes of STA ULC were offered 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of 14% subordinated notes. The Exchange Offer expired on September 4, 2007, and 7,969,609 common shares of STA were issued in exchange for Cdn. $45.8 million in principal amount of 14% subordinated notes of STA ULC tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

General

STA is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary STA ULC, completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 IPSs. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of Subordinated Notes of STA ULC Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One common shares") at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs on a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the

Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchased for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowered the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would have come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at June 30, 2007.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. The Company recognized $0.9 million in non-cash stock based compensation expense related to these grants during the 2006 fiscal year fourth quarter ended June 30, 2006. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 share grants were in respect of the achievements of management during the 2006 fiscal year, the

related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the first quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the remaining quarters of the 2007 fiscal year. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at June 30, 2007.

On December 14, 2006, STA Holdings entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Issuer intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Subordinated Notes under the normal course issuer bid(s) either through borrowings on its credit facility or out of available cash. Any purchase of IPSs and/or Subordinated Notes will be made at market prices and the IPSs and/or Subordinated Notes will be cancelled upon their purchase by the Issuer. During the period from December 15, 2006 through June 30, 2007, the Issuer purchased for cancellation 56,000 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices filed with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to a private placement transaction with a syndicate of underwriters (the "Common Share Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.6% interest in STA Holdings as at June 30, 2007 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended June 30,		Fiscal Year Ended June 30,		192 Day Period Ended
	2007	2006	2007	2006	June 30, 2005
Revenues	$ 45,808	$ 37,860	$ 168,110	$ 132,995	$ 62,738
Costs and expenses					
Cost of operations	31,998	27,256	122,251	95,424	43,762
General and administrative	4,794	3,554	17,136	12,802	6,059
Non-cash stock compensation	-	919	1,862	919	-
Depreciation expense	5,614	4,837	18,596	14,964	8,843
Amortization expense	897	1,633	5,889	6,198	3,248
Total operating expenses	43,303	38,199	165,734	130,307	61,912
Income (loss) from operations	2,505	(339)	2,376	2,688	826
Interest expense	3,819	3,548	15,834	13,262	5,727
Unrealized gain on derivative contracts	(4,338)	(2,088)	(1,481)	(4,262)	(1,000)
Other (income) expense, net	(6)	11	(642)	52	86
Income (loss) before income taxes and minority interest	3,030	(1,810)	(11,335)	(6,364)	(3,987)
Provision (recovery) of income taxes	1,280	(1,083)	(4,391)	(2,695)	(1,418)
Minority interest	62	130	170	226	24
Net income (loss)	$ 1,688	$ (857)	$ (7,114)	$ (3,895)	$ (2,593)
Net income (loss) per share	$ 0.07	$ (0.04)	$ (0.33)	$ (0.26)	$ (0.20)

Balance Sheet Data	Fiscal Years Ended June 30, 2007	2006	2005
	(thousands of dollars)		
Total assets	257,985	254,179	178,650
Total long-term liabilities	148,126	139,471	112,746

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Growth

The Company closed two acquisitions during fiscal 2007, one in July 2006 and one in

late November 2006. In addition, the Company closed six acquisitions during fiscal 2006, one in late September 2005, two in early November 2005, one in March 2006 and two during the fourth quarter of fiscal 2006, including the acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

The acquisition of PCI added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within the states of Illinois and Minnesota. The PCI purchase and sale agreement includes contingent purchase price payment provisions related to two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006. The Company has included an estimate of the contingent purchase price payment amounts in liabilities as at June 30, 2007. During the first few operating months of the 2006 – 2007 school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a recurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract added approximately 180 vehicles to the Company's existing business in California during the 2006-2007 school year. During the first few operating months of the 2006-2007 school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has continually recruited and trained potential drivers during the period. While the driver shortage has improved, the Company continued to experience higher than originally anticipated driver wages resulting from the local market wage increase implemented at the beginning of the current school year. Further, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but continues to be a party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year. As a result of not having such a facility, the Company outsourced the maintenance of the Riverside buses for the entire school year, which resulted in higher than originally anticipated maintenance costs. In July 2007, the Company signed new leases for two facilities in Riverside to better serve the Riverside contract. The Company anticipates the two new facilities will lead to improvements in operating and maintenance costs going forward.

The remaining growth contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006 (excluding PCI and Riverside) continue to be in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside, management believes that both operations still represent sound operations that will be accretive to the Company on an annualized basis.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In July 2006, the Company entered into an operating lease agreement with GE Capital to lease $5.4 million in replacement school vehicles for the 2006 – 2007 school year. In December 2006, the Company leased an additional $1.4 million in replacement school vehicles under the GE Capital operating lease agreement, Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 10% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts and there were no leased vehicles. The reduction in the percentage of our fleet operated under managed contracts and the operating lease program resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California where the school district took the transportation services back in-house effective December 31, 2006. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing. While the $6.8 million lease of replacement school vehicles has been an attractive alternative to purchasing such due to the low cost of financing, it effectively accelerates expense recognition of approximately $9.3 million through operating lease payments over the six year lease term compared to depreciation of purchasing the vehicles which would then be depreciated based on usage over a period approximately 11 years.

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Revenues: Revenues for the fourth quarter of fiscal year 2007 were $45.8 million compared to $37.9 million for the fourth quarter of fiscal year 2006, representing an increase of $7.9 million, or 21.0%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year fourth quarter includes a partial quarter of operations for the two acquisitions closed in the fourth quarter of fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back-in house effective December 31, 2006.

Revenue for the fourth quarter of fiscal year 2007 also reflected approximately $1.1 million in recovery of amounts deferred at the end of the third quarter due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the third quarter of the 2006 - 2007 fiscal year. Revenue for the fourth quarter of fiscal year 2006 reflected a $0.2 million recovery of amounts deferred at the end of the third quarter of the prior fiscal year due to inclement weather experienced in the Northeast U.S. during the prior year period.

The timing of acquisitions and the new bid-in contracts accounted for $6.0 million in new business growth, which was partially offset by a $1.3 million revenue reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. Additionally, the current fourth quarter includes an incremental $0.9 million revenue recovery over the prior year fourth quarter based on the make up of the weather and strike days. The remaining $2.3 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the fourth quarter of fiscal year 2007 was $32.0 million compared to $27.3 million for the fourth quarter of fiscal year 2006, an increase of $4.7 million or 17.4%. The timing of acquisitions and the new bid/conversion contracts accounted for $4.6 million of the total increase in cost of operations, which was partially offset by a $1.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.2 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel expense and operating costs, partially offset by lower insurance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million due primarily to higher driver's wages associated with the incremental revenue, and decreased as a percentage of revenue to 40.4% in the fourth quarter of fiscal year 2007 from 41.7% in the fourth quarter of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.5 million, due primarily to higher employee medical insurance and increased as a percentage of revenue to 9.9% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. Cost of fuel for the fourth quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.3 million higher than the fourth quarter of fiscal year 2006, and as a percentage of revenue remained flat at 8.3% for the fourth quarter of fiscal year 2007 compared to the fourth quarter of fiscal year 2006. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.2 million to the counterparty under the fuel swap transaction during the fourth quarter of fiscal year 2007 relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the fourth quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the fourth quarter of fiscal year 2007. Insurance expense, net of new business and contracts not renewed for the fiscal year 2006, was $0.8 million lower than the prior year fourth quarter and decreased as a percentage of revenue to 2.0% in the fourth quarter of fiscal year 2007 from 4.4% in the fourth quarter of fiscal year 2006. The decrease in insurance expense related primarily to improved trends in claim accruals.

General and Administrative Expense: General and administrative expense for the fourth quarter of fiscal year 2007 was $4.8 million compared to $3.6 million for the fourth quarter of fiscal year 2006, an increase of $1.2 million or 34.9%. As a percentage of revenues, total general and administrative expense increased to 10.5% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.2 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.1 million

increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages of $0.6 million, primarily related to year end severance expense, higher consulting and professional fees and higher facility costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the fourth quarter of fiscal year 2006 was $0.9 million. This non-cash expense related to the issuance of 133,549 shares of Class B – Series Two stock of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP. There were no issuances of shares pursuant to the EIP during the fourth quarter of fiscal year 2007.

Depreciation Expense: Depreciation expense for the fourth quarter of fiscal year 2007 was $5.6 million compared to $4.8 million for the fourth quarter of fiscal year 2006, an increase of $0.8 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 12.3% for the fourth quarter of fiscal year 2007 from 12.8% for the fourth quarter of fiscal year 2006.

Amortization Expense: Amortization expense for the fourth quarter of fiscal year 2007 was $0.9 million compared to $1.6 million for the fourth quarter of fiscal year 2006, a decrease of $0.7 million. As a percentage of revenues, amortization expense declined to 2.0% for the fourth quarter of fiscal year 2007 from 4.3% for the fourth quarter of fiscal year 2006. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

Income from Operations: Income from operations was $2.5 million for the fourth quarter of fiscal year 2007 compared to a loss from operations of $0.3 million for the fourth quarter of fiscal year 2006, an increase of $2.8 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2007 was $3.8 million compared to $3.5 million for the fourth quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $4.2 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006.

Unrealized Gain on Derivative Contracts: Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $4.3 million for the fourth quarter of fiscal year 2007 and $2.0 million for the fourth quarter of fiscal year 2006, which primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Income (Loss) before Income Taxes and Minority Interest: Income before income taxes and minority interest was $3.0 million for the fourth quarter of fiscal year 2007 compared to a loss before income taxes and minority interest of $1.8 million for the fourth quarter of fiscal year 2006, an improvement of $4.8 million. This improvement resulted primarily from the $2.8 million increase in income from operation discussed above, and the $2.3 million increase in unrealized gain on derivative contracts, partially offset by the $0.3 million increase in interest expense.

Minority Interest: Minority interest for the fourth quarter of fiscal year 2007 and fourth quarter of fiscal year 2006 amounted to $0.1 million.

Net Income (Loss): Net income for the fourth quarter of fiscal year 2007 amounted to $1.7 million, which includes an income tax provision of $1.3 million. Net loss for the fourth quarter of fiscal year 2006 amounted to $0.9 million, and includes a recovery of income taxes of $1.0 million. Net income per common share was $0.07 for the fourth quarter of fiscal year 2007 compared to a net loss of $0.04 for the fourth quarter of fiscal year 2006.

Twelve months Ended June 30, 2007 Compared to Twelve months Ended June 30, 2006

Revenues: Revenues for the 2007 fiscal year were $168.1 million compared to $133.0 million for the 2006 fiscal year, representing an increase of $35.1 million, or 26.4%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year includes a partial year of operations for the acquisitions closed in fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back in house effective December 31, 2006.

These acquisitions and new bid-in contracts accounted for $36.0 million in new business growth, which was partially offset by a $6.0 million revenue reduction resulting from the four contracts not included in the results for the 2007 fiscal year and the one managed services contract not included in the third and fourth quarters of fiscal year 2007. The remaining $5.1 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the 2007 fiscal year was $122.3 million compared to $95.4 million for the 2006 fiscal year, an increase of $26.9 million or 28.1%. The acquisitions and new bid/conversion contracts accounted for $27.1 million of the total increase in cost of operations, which was partially offset by $4.6 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the third and fourth quarter of fiscal year 2007. The remaining $4.4 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, operating costs and maintenance costs, partially offset by lower insurance expense. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $1.5 million due primarily to higher driver's wages and operations wages, but decreased as a percentage of revenue to 41.4% in the 2007 fiscal year from 41.9% in the 2006 fiscal year. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million, due primarily to higher employee medical insurance and higher workers compensation insurance accruals, and increased slightly as a percentage of revenue to 10.3% for the 2007 fiscal year from 10.1% for the 2006 fiscal year. Cost of fuel for the 2007 fiscal year, net of new business and contracts not renewed for the fiscal year 2007, was $1.2 million higher than the 2006 fiscal year, and as a percentage of revenue increased to 8.5% for the 2007 fiscal year from 7.9% for the 2006 fiscal year. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our

contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the 2007 fiscal year relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the 2007 fiscal year. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $1.1 million due to the operating lease payments made during the 2007 fiscal year. Maintenance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million primarily due to higher parts expense during the 2007 fiscal year. Insurance costs, net of new business and contracts not renewed for fiscal 2007, decreased $0.5 million primarily due to the improved trends in claims accruals in the second half of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the 2007 fiscal year was $17.1 million compared to $12.8 million for the 2006 fiscal year, an increase of $4.3 million or 33.9%. As a percentage of revenues, total general and administrative expense increased to 10.2% for the 2007 fiscal year from 9.6% for the 2006 fiscal year. The acquisitions and new bid in contracts accounted for $1.6 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.5 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the fourth quarter of fiscal year 2007. The remaining $3.2 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages of $1.5 million, which included year end severance expense of $0.5 million, associated fringe benefits of $0.3 million, professional fees of $0.9 million, travel expenses of $0.1 million and facilities costs of $0.4 million.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the 2007 fiscal year was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP. Non-cash stock compensation expense for the 2006 fiscal year was $0.9 million. This non-cash expense related to the initial issuance of 133,549 shares of Class B – Series Two of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP.

Depreciation Expense: Depreciation expense for the 2007 fiscal year was $18.6 million compared to $15.0 million for the 2006 fiscal year, an increase of $3.6 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense declined to 11.1% for the 2007 fiscal year compared to 11.3% for the 2006 fiscal year.

Amortization Expense: Amortization expense for the 2007 fiscal year was $5.9 million compared to $6.2 million for the 2006 fiscal year, a decrease of $0.3 million. As a percentage of revenues, amortization expense declined to 3.5% for the 2007 fiscal year from 4.7% for the 2006 fiscal year. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

Income from Operations: Income from operations was $2.4 million for the 2007 fiscal year compared to income from operations of $2.7 million for the 2006 fiscal year, a decrease of $0.3 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the 2007 fiscal year was $15.8 million compared to $13.3 million for the 2006 fiscal year. The increase in interest expense resulted primarily from an increase of approximately $19.5 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for fiscal 2007 compared to fiscal 2006.

Unrealized Gain on Derivative Contracts: Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $1.5 million for the 2007 fiscal year and $4.3 million for the 2006 fiscal year, which reflects the fair value adjustment of the foreign currency exchange contracts which formed an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the 2007 fiscal year was $0.7 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the 2006 fiscal year totaled $52 thousand, primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $11.3 million for the 2007 fiscal year compared to a loss of $6.4 million for the 2006 fiscal year, an increase of $5.0 million. This increased loss resulted primarily from the $2.8 million non cash decrease in unrealized gain on derivative contracts, the $2.6 million increase in interest expense, and the $0.3 million decrease in income from operations items discussed above (which includes the $3.3 million increase in depreciation and amortization expense and the $0.9 million increase in non cash stock compensation expense), partially offset by the $0.7 million increase in other income.

Minority Interest: Minority interest for the 2007 fiscal year and 2006 fiscal year amounted to $0.2 million.

Net Loss: Net loss for the 2007 fiscal year amounted to $7.1 million, which includes a recovery of income taxes of $4.4 million. Net loss for the 2006 fiscal year amounted to $3.9 million, and includes a recovery of income taxes of $2.7 million. The effective tax rates for the 2007 fiscal year and 2006 fiscal year were 38.7% and 42.3%, respectively. The Company has recorded $24.9 million in net future tax liabilities as at June 30, 2007, which includes $14.9 million in future tax assets primarily associated with a net operating loss carry forward. The future tax assets are expected to be realizable, and no valuation allowance has been recorded in connection with these future tax assets. Net loss per common share was $0.33 and $0.26 for the 2007 fiscal year and the 2006 fiscal year, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility.

Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first nine months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a $45 million loan facility and a Cdn $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement, respectively, to allow

for the prepayment of Subordinated Notes in connection with the Exchange Offering (see "Subsequent Events") resulting from the tender of Subordinated Notes of STA ULC for common shares of STA Ltd.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B – Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36% at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to the Common Share Private Placement. The net proceeds of $16.2 million (after commissions and fees) were used entirely to pay down debt on the credit facility, including the temporary borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

During the fiscal year 2007, net cash provided by operations totaled $10.1 million, which reflects a $5.3 million use of cash for net working capital. The Company's investing activities for the fiscal year 2007 resulted in a use of cash of $20.1 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during fiscal year 2007, (ii) capital expenditures of $11.5 million and (iii) $1.5 million in proceeds on sale of equipment. The Company's financing activities for the fiscal year 2007 represented a source of cash of $7.2 million. Included in these financing activities were (i) $16.2 in net proceeds from the common share issuance completed on March 29, 2007, (ii) $35.0 million in gross proceeds from the Senior Note issuance, (iii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iv) $95.2 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $115.5 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (v) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (vi) $11.1 million in dividend payments made during the fiscal year 2007; (vii) $0.5 million in repurchases of IPSs pursuant to the normal course issuer bid and (viii) and $2.0 million in repayments on seller and other debt.

At June 30, 2007, debt outstanding under the Second Amended and Restated Credit Agreement and Senior Secured Notes were $3.7 million and $35.0 million, respectively. The

Company had approximately $70.0 million in borrowing available under the initial loan facilities of the Second Amended and Restated Credit Agreement (excluding the $50 million in additional commitments the Company may request under the Second Amended and Restated Credit Agreement). In addition, at June 30, 2007, outstanding debt included approximately $2.7 million in promissory notes due to former owners and equipment financing, and $84.2 million in Subordinated Notes and Separate Subordinated Notes. Upon expiry of the Exchange Offer on September 4, 2007, the Subordinated Notes outstanding at June 30, 2007 were reduced by Cdn. $45.8 million (see "Subsequent Events"). The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional vehicles will approximate $0.2 million per year for the term of the lease. The Company has recorded $1.1 million in operating lease expense for fiscal year 2007 associated with these leases. The Company has also entered into additional operating leases to fund a portion of its replacement vehicles for the upcoming 2007-2008 school year (see "Subsequent Events").

We operate a fleet of approximately 4,500 vehicles as at June 30, 2007, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity swap transaction fixed the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended on June 30, 2007. This swap transaction was designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the fiscal year 2007 relating to the decline in the market price of the commodity hedge instrument during the period. The Company is currently reviewing the use of a similar hedge transaction for the 2007-2008 fiscal year, but has not entered into any such transaction as of the date of this Management's Discussion and Analysis.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year and exited another managed contract in California effective December 31, 2006. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and has reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract. In addition, the Company exited the managed contract in California after the school district opted to take the transportation services back in-house effective December 31, 2006.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares.

Non-GAAP Measure - Cash Available for Distribution

The Company distributes a majority of its free cash flows from operations to (a) holders of its IPSs, with a portion of such distributions representing interest payments on its subordinated notes and a portion representing dividends on common shares and (b) to holders of common shares held separately from the IPSs. The Company believes that cash available for distribution provides a useful measure for evaluation of the Company's performance as it outlines the net cash

flow generated by the Company and which is available for distribution in the period and sustainable for the next periods. In particular, the Company believes that investors should be able to ascertain the extent to which distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP"). Accordingly, the Company provides a reconciliation of cash available for distribution to cash flow provided by operating activities. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Cash available for distribution, which is not a defined measure under Canadian GAAP, has been prepared by management using reasonable and supportable assumptions, all of which reflect the Company's planned courses of action given management's judgment about the most probable set of economic conditions. However, actual results may differ, perhaps materially from the assumptions made, and readers are cautioned not to place undue reliance on the calculations. The major differences between cash available for distribution and cash provided by operating activities as reported in the Company's financial statements are: (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, (c) cash interest expense, (d) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (e) cash interest expense other than cash interest on the IPS Subordinated Notes, and (f) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

Cash Available for Distributions – reconciliation of cash flow from operations to cash available for distributions.

		Three Months Ended 6/30/07	Fiscal Year Ended 6/30/07	Fiscal Year Ended 6/30/06	192 Day Period Ended 6/30/05
Cash flows provided by operating activities		$ 8,069	$ 10,115	$ 12,803	$ 11,354
Adjustments:					
Changes in non-cash working capital items		(2,687)	5,293	247	(3,447)
Changes in other assets and liabilities		61	(410)	(98)	(14)
Cash interest expense		3,591	14,206	11,817	5,024
Less:					
Minority interest in cash flow of subsidiaries		(75)	(599)	(788)	(405)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,051)	(4,468)	(4,940)	(2,055)
Cash taxes paid		-	(89)	(179)	-
Maintenance capital expenditures, net		-	(978)	(5,084)	(1,345)
Cash Available for Distributions	US$	$ 7,908	$ 23,070	$ 13,778	$ 9,112
Cash Available for Distributions	**$Cdn**	**$ 9,142**	**$ 27,252**	**$ 16,716**	**$ 11,185**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,789	$ 11,168	$ 8,347	$ 3,644
Dividends on IPS common shares	$Cdn	2,882	11,538	8,348	3,630
Dividends on common shares		418	558	-	-
Total Distributions	**$Cdn**	**$ 6,089**	**$ 23,264**	**$ 16,695**	**$ 7,274**

Cash available for distributions for the three and twelve months ended June 30, 2007 is translated into Canadian dollars at weighted average rates of Cdn $1.1561 and $1.1813 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward

contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April, the Company extended the collar transaction another 6 months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the first quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Payments related to these operating leases totaled $1.1 million for the 2007 fiscal year. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the first quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs and common shares are made in Canadian dollars. Cash available for distribution to common share holders and IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions for the 2007 fiscal year were $19.2 million (Cdn $22.7 million) in the aggregate. These distributions include dividends on the STA common share component of the IPS units and interest payments on the Subordinated Notes component of the IPS units (for both IPSs and IPSs that have been separated by holders). Dividends on the common shares issued pursuant to the Common Share Private Placement on March 29, 2007 amounted to $0.5 million (Cdn $0.6 million) for the 2007 fiscal year. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.6 million for the 2007 fiscal year.

Outstanding Share Data

As at June 30, 2007, the Company had 23,718,554 common shares issued and outstanding, of which 20,705,554 are represented by IPSs, 3,000 are common shares related to

IPSs that have been separated by shareholders and 3,010,000 represent the common shares issued on March 29, 2007 pursuant to the Common Share Private Placement. On September 4, 2007, the Company issued an additional 7,969,609 common shares in connection with the Exchange Offer (see "Subsequent Events"). Pursuant to the Exchange Offer, at September 12, 2007, the Company had 31,688,163 common shares issued and outstanding (including common shares which form part of IPSs) and 11,411,261 IPSs outstanding. Each IPS represents one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes.

Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and lease obligations. The following table shows our contractual obligations and commitments related to our outstanding indebtedness as at June 30, 2007 and the related payment period by period due (in thousands of dollars).

	6/30/07 Balance	FYE 6/08	FYE 6/09	FYE 6/10	FYE 6/11	FYE 6/12	Thereafter
Second Amended and Restated Credit Agreement	$ 3,650	$ -	$ -	$ -	$ -	$ 3,650	$ -
Senior Secured Notes	35,000	-	-	-	-	35,000	-
Subordinated Notes and Separate Subordinated Notes	84,161	-	-	-	-	-	84,161
Seller debt	2,695	2,296	275	95	29	-	-
Equipment financing	16	16	-	-	-	-	-
	$ 125,522	$ 2,312	$ 275	$ 95	$ 29	$ 38,650	$ 84,161

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

We lease certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. The terms of these leases and other operating leases expire at various times through 2018.

We lease certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. These leases have a six year term and expire in 2012. The operating lease program with GE Capital started in July 2006 and there were no leased vehicles under such program prior to that time.

The following represents future minimum rental payments and operating lease payments under non-cancelable operating leases (in thousands of dollars):

	Facilities Leases	Vehicle Leases	Total
Year Ended			
2008	$ 5,104	$ 2,096	$ 7,200
2009	4,119	2,096	6,215
2010	3,759	2,096	5,855
2011	1,868	2,096	3,964
2012 and thereafter	3,182	2,937	6,119
Total Minimum Payments	$ 18,032	$ 11,321	$ 29,353

We have employment agreements with certain key employees, providing for minimum aggregate annual compensation of $2.0 million in each calendar year. Additionally, certain of such employment agreements provide for various incentive compensation payments as determined by the Company's board of directors and severance provisions upon termination and/or change in control as defined in such agreements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks during fiscal year 2007.

As at June 30, 2007, our material variable rate borrowings included our outstanding borrowings under the credit agreement. As at June 30, 2007, we had $3.7 million in outstanding indebtedness related to the credit agreement. A 100 basis point increase in interest rates, applied to these borrowings as at June 30, 2007, would result in an approximate $40 thousand annual increase in interest expense or corresponding reduction in cash flow.

In connection with the IPS Offering and subsequent offerings, we are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated distributions from STA., Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated distributions on IPSs and common shares will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, at the time of the IPS Offering we entered into a five year Canadian dollar / U.S. dollar forward contract at a rate of Cdn $1.2275 to US $1.00 for the total amount of currently anticipated monthly IPS distributions through January 2010. The Company has entered into new forward contracts on a quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2007, the Company had 57 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	12.0	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
July 2011-March 2012	9	10.0	10.9	1.1022
		58.9	69.7	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for $5.6 million in annual distributions. The collar transactions provide the Company with the

ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April 2007, the Company extended the collar transaction another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to US $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

At June 30, 2007, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $6.7 million. If STA Holdings had liquidated the contracts and realized a gain, it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the IPSs.

We are also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation to the impact of fuel price volatility on the Company's results, approximately 50% to 55% of the Company's revenue contracts have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007	2nd Qtr 2007	3rd Qtr 2007	4th Qtr 2007
Revenues	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116	$ 46,938	$ 49,248	$ 45,808
Net income (loss)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)	$ (2,414)	$ (242)	$ 1,688
Net income (loss) per share	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)	$ (0.12)	$ (0.01)	$ 0.07

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual Financial and Interim Filings*, the Chief Executive Officer and Chief Financial Officer of the Issuer evaluated the effectiveness of the Issuer's disclosure controls and procedures

(as defined in Multilateral Instrument 52-109) as at June 30, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Issuer's disclosure controls and procedures were effective as at June 30, 2007 to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, would be made known to them by others within those entities.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.2 million and $0.3 million to Coast Cities during the 2007 fiscal year and 2006 fiscal year, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the US operating company. The Company did not make any payments to Reilly Partners during the 2007 fiscal year for executive search services. The Company paid $0.1 million to Reilly Partners during the 2006 fiscal year for executive search services.

Subsequent Events

On July 30, 2007, the Company announced the Exchange Offer, under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn. $45.8 million principal amount of Notes tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

On July 30, 2007, the Company announced that it had signed new leases for two facilities in Riverside, California. The Company and the school district both sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year, having to

outsource the maintenance of the Riverside buses for the entire school year. The Company anticipates using these two new facilities for parking and maintenance which should lead to improvements in operating and maintenance costs going forward.

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliott Coach Lines Limited and Elliott Coach Lines (Fergus) Limited (the "Elliott Acquisition") located in Guelph, Ontario. The Elliott Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business

objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Recent Accounting Prouncements. The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosure", CICA 3863, "Financial Instruments-Presentation" and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risks associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

Goodwill and Other Identifiable Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually

or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. If the carrying amount of goodwill or trade names exceeds their fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading value of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contracts rights. Contract rights, which includes customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customer lives. Covenants not to compete are amortized on a straight line basis over an estimated useful live of 2 to 5 years. Amortization of intangible assets amounted to $5.9 million and $6.2 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. Changes in the aforementioned assumptions could have a significant impact on the impairment testing and amortization expense recorded.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lives asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. As at June 30, 2007, we had approximately $5.1 million in recorded insurance reserves. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized $0.9 million and $1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares

issued. The Class B – Series Two common shares are not traded in an active market and have certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

Income Taxes. Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantially enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a future tax income asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation, other equipment and intangible assets.

Accounting for Derivatives and Hedging Activities. The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the common shares and the IPSs and the underlying Common Shares and Subordinated Notes would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their

services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, the assumed level of maintenance capital expenditures will be zero, or significantly different. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regards to future vehicles pricing and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although approximately 500 of our employees in 8 different locations, out of a total of over 5,000 employees in 76 locations, are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute

indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. The Company had 50 contracts that were up for renewal for the 2007 fiscal year. The approximate percentages of fiscal 2007 revenue that are up for renewal in fiscal years 2008 and 2009 are 21% and 16%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Risks Related to the Capital Structure

The Issuer is Dependent on the Company for all cash available for distributions

STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common

Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the common shares and the Common Share component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian CAAP. See "Cash Available for Distribution"

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STA and STA ULC may not receive dividends from the Company provided for in the dividend policy the board of directors of the Company adopted or any dividends at all

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Indenture, the Second Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the Indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

Subject to restrictions set forth in theIndenture, the Issuer may defer the payment of interest to holders for a significant period of time

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the Indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not

obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution

The Subordinated Notes are denominated in Canadian dollars, and payment of the Subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to common share holders and to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional arrangements as contracts related to the initial five year agreement expire and (ii) and entered into additional arrangements subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS distributions for the next five years and approximately 85% of currently anticipated monthly IPS distributions through January 2009, and that STA intends to fund the remaining amount of currently anticipated monthly IPS distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly distributions, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the transactions described above and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow and may adversely affect the Issuer's cash distributions.

The restrictive covenants in the Second Amended and Restated Credit Agreement, the Note Purchase Agreement, and the Subordinated Note Indenture could impact the Company's business and affect its ability to pursue its business strategies

The Second Amended and Restated Credit Agreement, Note Purchase Agreement and the Subordinated Note Indenture both feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;
- sell assets;

- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Second Amended and Restated Credit Agreement and Note Purchase Agreement include other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, including STA ULC prepaying the Subordinated Notes, while debt under the Second Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Second Amended and Restated Credit Agreement and Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Second Amended and Restated Credit Agreement or in the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Second Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under that facility together with accrued interest and other fees, to be immediately due and payable which would result in an Event of Default under the Subordinated Note Indenture.

The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be interpreted or changed in a manner, which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. On closing of the IPS Offering, the Private Placement of IPSs in October 2005 and the Bought Deal for IPSs in June 2006, the Company received opinions from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to

make interest or dividend payments on the Subordinated Notes and the common shares owned by STA and may affect the Company's ability to continue as a going concern.

In addition, such a re-characterization may cause Non-U.S. Holders to be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes.

Status of the Subordinated Notes as debt may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

There is no active public market for the Common Shares and Subordinated Notes and holders may have limited liquidity

Although the Common Shares and the Subordinated Notes are listed and posted for trading on the TSX, they do not currently have an active trading market. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares, including the Exchange Offer, there is no guarantee that an active trading market will emerge. Moreover, some of the steps taken to increase the liquidity of the Common Shares, including the Exchange Offer, will reduce the liquidity of the IPSs and the Subordinated Notes. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated. Each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. ("CIBC") has previously advised us that it intends to make a market in the Subordinated Notes subject to customary market practice and applicable legal and regulatory requirements and limitations. However, neither BMO Nesbitt Burns Inc. nor CIBC is obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. and/or CIBC makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

For further discussion of the foregoing and other risk factors reference should be made to the Company's Annual Information Form, a copy of which can be obtained at www.sedar.com.

,

Form 52-109F1 - Certification of Annual Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the annual period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 24, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 24, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

STUDENT TRANSPORTATION REPORTS
FISCAL 2007 FOURTH QUARTER AND YEAR END RESULTS

Toronto, Ontario, September 24, 2007 – Student Transportation of America Ltd. (TSX: STB, STB.UN) ("STA") today reported financial results for the fiscal year and fourth quarter ended June 30, 2007. All financial results are reported in U.S. dollars except as otherwise noted.

Revenue increased 26.4% to $168.1 million for fiscal 2007. Similarly, revenue in the fourth quarter increased 21% to $45.8 million compared to $37.9 million in the same period last year.

EBITDAR* for the fiscal year grew 22.3% to $30.3 million compared to $24.8 million in fiscal 2006. EBITDAR for the fourth quarter increased 38.5% to $9.7 million from $7.1 million in the comparable period last year. STA posted net income of $1.7 million in the fourth quarter of fiscal 2007 compared to a net loss of $0.9 million for the fourth quarter of fiscal 2006. Net loss for fiscal year 2007 and fiscal year 2006 amounted to $7.1 million and $3.9 million, respectively. The increase in net loss for fiscal 2007 resulted primarily from a $2.8 million non-cash decrease in unrealized gains on derivative contracts. In addition, the net loss for fiscal 2007 reflects $9.4 of interest paid to IPS note holders as part of their distributions and non cash expense items such as minority interest, non cash stock compensation expense, amortization of deferred financing costs, depreciation and amortization expense.

The Company generated cash available for distributions of C$27.3 million (US$23.1 million) for the fiscal year ended June 30, 2007. Distributions paid during the fiscal year totalled C$23.2 million (US$19.7 million). For the fourth quarter of fiscal 2007, cash available for distributions was C$9.2 million (US$7.9 million) compared to C$6.6 million (US$5.5 million) in the same period last year. Distributions paid during the fourth quarter totalled C$6.1 million compared to C$4.7 million last year. Cash flows from operations for fiscal year 2007 and fiscal year 2006 totaled $10.1 million and $12.8 million, respectively.

"We are pleased with our results for the past year. We continue to increase our base of operations and build our regions. We anticipate another good year of growth in revenues and improved cash flows for fiscal 2008. Over the last two and a half years since our IPO, we have just about doubled our revenues and our cash available for distributions. We have increased our number of shareholders, lowered our cost of capital and begun the process to convert to a common share company with an attractive qualified dividend of C$0.56 per share." said Denis J. Gallagher, Chairman and Chief Executive Officer. "Our plans for fiscal 2008 are to continue our growth in Canada and the U.S. witnessed recently by our new acquisition in Ontario and additional contract awards in the U.S.".

STA's overall performance this past year enabled the Company to raise capital to continue its growth program. During the fiscal year, the company raised a total of C$20 million in its first ever common share (TSX: STB) private placement offering and secured $35 million dollars in senior secured notes at 5.9% fixed rate for five years.

The Company's securities, known as IPS's, (Income Participating Securities), consist of one common share and one subordinated note per unit .The Company will continue to make the transition to a common share company through future offerings of common shares, and is reviewing another exchange offering of common shares for subordinated notes as well as potentially exercising the call feature on its subordinated notes in December 2009.

Subsequent Events

On September 5th, Student Transportation of Canada ("STC"), an operating subsidiary of STA, announced that it had acquired the Elliott Coach Lines ("Elliott") group of companies, a local school bus operator based in Guelph, Ontario. Elliott added more than 230 vehicles, C$12 million in annualized revenue and three locations to STC's Ontario operations. The acquisition will increase the company's Canadian cash flows.

The Company also announced that C$45.8 million or 51% of aggregate principal amount of subordinated notes of STA ULC were tendered to its previously announced exchange offer which expired on September 4, 2007. As a result of the exchange, the Company will have a majority of common shares outstanding versus IPS units and will have reduced its total debt by approximately C$45.8 million.

Reconciliation of Net Income and EBITDAR

(Amounts in 000's)

	Three Months Ended 6/30/07	Three Months Ended 6/30/06	Fiscal Year Ended 6/30/07	Fiscal Year Ended 6/30/06
Net income (loss)	$ 1,688	$ (857)	$ (7,114)	$ (3,895)
Add back:				
Recovery of future taxes	1,280	(1,083)	(4,391)	(2,695)
Minority interest	62	130	170	226
Other (income) expense, net	(6)	11	(642)	52
Unrealized loss (gain) on derivative contracts	(4,338)	(2,088)	(1,481)	(4,262)
Non-cash stock compensation	-	919	1,862	919
Severance	452	-	452	-
Interest expense	3,819	3,548	15,834	13,262
Amortization expense	897	1,633	5,889	6,198
Depreciation expense	5,614	4,837	18,596	14,964
Operating lease expense	277	-	1,124	-
EBITDAR	$ 9,745	$ 7,050	$ 30,299	$ 24,769

Reconciliation of cash flow provided by operations to Cash Available for Distributions (Amounts in 000's)		Three Months Ended 6/30/07	Three Months Ended 6/30/06	Fiscal Year Ended 6/30/07	Fiscal Year Ended 6/30/06
Cash flows provided by operating activities		$ 8,069	$ 7,003	$ 10,115	$ 12,803
Adjustments:					
Changes in non-cash working capital items		(2,687)	(3,302)	5,293	247
Changes in other assets and liabilities		61	120	(410)	(98)
Non-operating cash flows		(17)	-	(480)	-
Cash interest expense		3,591	3,229	14,206	11,817
Subtotal		9,017	7,050	28,724	24,769
Less:					
Minority interest in cash flow of subsidiaries		(75)	(215)	(599)	(788)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,051)	(1,264)	(4,468)	(4,940)
Non-operating cash flows		17	-	480	-
Cash taxes paid		-	-	(89)	(179)
Maintenance capital expenditures, net		-	(88)	(978)	(5,084)
Cash Available for Distributions	US$	$ 7,908	$ 5,483	$ 23,070	$ 13,778
Cash Available for Distributions	**$Cdn**	$ 9,142	$ 6,570	$ 27,252	$ 16,716
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,789	$ 2,356	$ 11,168	$ 8,347
Dividends on IPS common shares	$Cdn	2,882	$ 2,381	11,538	8,348
Dividends on common shares		418	-	558	-
Total Distributions	**$Cdn**	**$ 6,089**	**$ 4,737**	**$ 23,264**	**$ 16,695**

Student Transportation's annual financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor website at www.sta-ips.com. .

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss Student Transportation's performance for the fiscal year and fourth quarter ended June 30, 2007 at 11 a.m. ET on September 25, 2007. The call can be accessed by dialing 416-849-9305 or 1-866-838-4337. The audio webcast will be archived at www.sta-ips.com. A taped rebroadcast will be available until 12 a.m. ET on October 2, 2007. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and enter the passcode 590685#.

Annual Meeting of Investors

STA will hold its Annual General Meeting on Wednesday, November 14, 2007 at 2 p.m. ET at the TSX Gallery located at The Exchange Tower at 130 King Street West in Toronto. The meeting will also be webcast live at STA's web site at www.sta-ips.com.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

*** Non-GAAP Measures**

EBITDAR is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDAR represents earnings before interest, taxes, depreciation, amortizations, operating lease expense, severance expense and non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties,

and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

FIRST AMENDMENT TO NOTE PURCHASE AGREEMENT

This FIRST AMENDMENT TO THE NOTE PURCHASE AGREEMENT is dated as of July 23, 2007 (this "**Amendment**"), among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the "**Issuer**"), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. ("**Holdings**"), a Delaware corporation, STUDENT TRANSPORTATION OF AMERICA LTD. ("**Parent**"), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada, LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada, those persons from time to tome entered into the register as holders of the Notes by proper endorsement and delivery (each a "**Noteholder**" and collectively the "**Noteholders**") and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the "**Trustee**").

PRELIMINARY STATEMENTS

A. The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006 (the "**Note Purchase Agreement**"); and

B. The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to amend the restrictions on the prepayment of the subordinated notes issued by Student Transportation of America ULC ("**STA ULC**") and Holdings pursuant to the Subordinated Note Indenture and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 Section 11.1 of the Note Purchase Agreement is hereby amended by inserting the following sentence at the end of the first sentence:

> Notwithstanding the foregoing, STA ULC may prepay all or a portion of the subordinated notes issued by STA ULC and Holdings pursuant to the Subordinated Note Indenture through an exchange of such subordinated notes for newly issued common

shares of the Parent; provided that (i) such exchange transaction has a non-cash impact (other than costs and expenses incurred in connection with such transaction, such costs and expenses not to exceed Cdn$600,000) on the Parent and its Subsidiaries and (ii) STA ULC shall immediately upon such exchange cause such subordinated notes to be cancelled by the trustee under the Subordinated Note Indenture.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Amendment, the Issuer, Holdings and Parent hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article III.

Section 3.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Issuer, Holdings and Parent of this Amendment are within the Issuer's, Holdings' and Parent's powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Issuer's, Holdings' or Parent's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Issuer, Holdings' or Parent; or

(c) result in, or require the creation or imposition of, any Lien on any of the Issuer's, Holdings' or Parent's properties.

Section 3.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Issuer, Holdings or Parent of this Amendment.

Section 3.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Issuer, Holdings and Parent enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1 Effectiveness. This Amendment shall become effective upon execution and delivery by the Issuer, Holdings, Parent, the Trustee and the Noteholders.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1 Ratification of and References to the Note Purchase Agreement. Except for the amendments expressly set forth above, the Note Purchase Agreement and each other Security Document is hereby ratified, approved and confirmed in each and every respect. The Issuer, Holdings and Parent hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement as amended hereby; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of the Issuer, Holdings and Parent thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Note Purchase Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement being sufficient to refer to the Note Purchase Agreement as amended hereby.

Section 5.2 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4 No Other Amendments. Except for the amendments expressly set forth above, the text of the Note Purchase Agreement and the other Security Documents shall remain unchanged and in full force and effect, and the Noteholders and the Trustee expressly reserve the right to require strict compliance with the terms of the Note Purchase Agreement and the other Security Documents.

Section 5.5 Costs and Expenses. The Issuer agrees to pay on demand all costs and expenses of or incurred by the Trustee in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Trustee and the Noteholders.

Section 5.6 Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF AMERICA LTD.

By [signature]
Name PATRICK J. WALKER
Title CFO

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

By ______________________________
Name John M. Wahl
Title Corporate Trust Officer

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

By ______________________________
Name
Title

LONDON LIFE INSURANCE COMPANY, as a Noteholder

By ______________________________
Name
Title

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

By ______________________________
Name
Title

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

By ______________________________
Name
Title

Steve Theofanis
Managing Director
Private Fixed Income

Manh Pham
Managing Director
Private Fixed Income

LONDON LIFE INSURANCE COMPANY, as a Noteholder

By ______________________________
Name
Title

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

By ______________________________
Name
Title

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

By ______________________________
Name
Title

LONDON LIFE INSURANCE COMPANY, as a Noteholder

By ______________________________
Name Glenn Hubert
Title Authorized Signatory

Andrew Robertson
Authorized Signatory

THIRD AMENDMENT AND CONSENT TO
SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This THIRD AMENDMENT AND CONSENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT is dated as of August 31, 2007 (this *"Amendment"*), among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada, Inc., an Ontario Corporation (the *"Canadian Borrower"*), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and Harris N.A. (*"Harris"*), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrower, the guarantors party thereto (the *"Guarantors"*), the financial institutions listed on the signature pages thereof as Lenders and the Administrative Agent have heretofore entered into that certain Second Amended and Restated Credit Agreement, dated as of December 14, 2006 (as amended through the Second Amendment thereto dated as of June 29, 2007, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrower have asked the Lenders and the Administrative Agent to amend the definition of Adjusted EBITDA and to consent to the Elliott Acquisition and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 The definition of *"Adjusted EBITDA"* contained in Section 5.1 of the Credit Agreement is hereby amended by inserting immediately prior to the phrase *"provided further"* appearing therein, the following:

> "*plus* for the fiscal quarter ending June 30, 2007, severance amounts equal to $452,389.06".

ARTICLE III
CONSENT

Pursuant to Section 8.9(i) of the Credit Agreement the Borrower has requested that the Lenders consent to the acquisition (the *"Elliott Acquisition"*) by the Borrower of all of the equity interests of Fred Elliott Coach Lines Limited, an Ontario corporation and Elliott Launch Lines (Fergus) Limited, an Ontario corporation (collectively, the *"Target"*). In that connection, the Borrower has provided the Lenders with certain information regarding the Target and the Elliott Acquisition, including a copy of the basic terms and conditions, as set forth in the presentation to the Lenders dated August 22, 2007. The Lenders hereby consent to the Elliott Acquisition; *provided* that the Borrower complies with the requirements of Section 8.9(i) of the Credit Agreement in connection with the Elliott Acquisition except with respect to clause (II)(A) thereof the Borrower need only comply with Sections 8.25 and 8.26 on a *pro forma* basis. The Borrower confirms that it will comply with its obligations under the Credit Agreement with respect to the delivery of Collateral, including without limitation, those contained in Section 4 of the Credit Agreement relating to its obligation to cause any new Subsidiary to pledge it assets to secure the Obligations and Hedging Liability and to become a Guarantor under the Credit Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1 Credit Agreement Representations. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, the Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article IV.

Section 4.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower, the Canadian Borrower and STA Holdings of this Amendment are within the Borrower's, the Canadian Borrower's and STA Holdings' powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Borrower's, the Canadian Borrower's or STA Holdings' constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, the Canadian Borrower or STA Holdings; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, the Canadian Borrower's or STA Holdings' properties.

Section 4.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or

other Person is required for the due execution, delivery or performance by the Borrower, the Canadian Borrower or STA Holdings of this Amendment.

Section 4.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, the Canadian Borrower and STA Holdings enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE V
CONDITIONS PRECEDENT

Section 5.1 Effectiveness. This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors, the Administrative Agent, and the Required Lenders.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1 Ratification of and References to the Credit Agreement. Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 6.2 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 6.3 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 6.4. No Other Amendments. Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 6.5. Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 6.5 Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC., as Borrower and Guarantor

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF CANADA INC., as Canadian Borrower

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By [signature]
Name Patrick J. Walker
Title CFO

HARRIS N.A., as L/C Issuer and as Administrative Agent

By ____________________

Name William Thomson

Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a U.S. Lender

By [signature]
Name William Thomson
Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________
Name ______________________
Title Robert M. Reeg
Duly Authorized Signatory

CIBC INC., as a U.S. Lender

By ______________________
Name Dominic J. Sorresso
Title Executive Director
CIBC World Markets Corp.
Authorized Signatory
CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By [signature]

Name ~~Ben Ciallella~~

Title ~~Vice President~~

CANADIAN IMPERIAL BANK OF COMMERCE, as a
Canadian Lender

By ______________________
Name ~~Chint Kulkarni~~ TIM THOMAS
Title ~~Executive Director~~ Managing Director

GE CANADA FINANCE HOLDING COMPANY, as a Canadian Lender

By ______________________

Name NICK LALANI

Title DULY AUTHORIZED SIGNATORY

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This SECOND AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT is dated as of June 29, 2007 (this *"Amendment"*), among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada, Inc., an Ontario Corporation (the *"Canadian Borrower"*), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and Harris N.A. (*"Harris"*), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrower, the guarantors party thereto (the *"Guarantors"*), the financial institutions listed on the signature pages thereof as Lenders and the Administrative Agent have heretofore entered into that certain Second Amended and Restated Credit Agreement, dated as of December 14, 2006 (as amended by the First Amendment thereto dated as of March 23, 2007, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrower have asked the Lenders and the Administrative Agent to amend the restrictions on the prepayment of the Subordinated Notes and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 Section 8.12 of the Credit Agreement is hereby amended by (a) renumbering subclause (ix) as new clause (x), (b) deleting the word *"and"* appearing at the end of clause (viii) and (c) inserting new subclause (ix) immediately following subclause (viii) as follows:

> (ix) STA ULC may prepay all or a portion of the Subordinated Notes through an exchange of such Subordinated Notes for newly issued common stock of the Parent; *provided* that

(i) such exchange transaction has a non-cash impact (other than costs and expenses incurred in connection with such transaction) on the Parent and its Subsidiaries and (ii) STA ULC shall immediately upon such exchange cause such Subordinated Notes to be cancelled by the Trustee under the Subordinated Note Indenture; and

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Credit Agreement Representations. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, the Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower, the Canadian Borrower and STA Holdings of this Amendment are within the Borrower's, the Canadian Borrower's and STA Holdings' powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Borrower's, the Canadian Borrower's or STA Holdings' constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, the Canadian Borrower or STA Holdings; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, the Canadian Borrower's or STA Holdings' properties.

Section 3.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, the Canadian Borrower or STA Holdings of this Amendment.

Section 3.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, the Canadian Borrower and STA Holdings enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1 *Effectiveness*. This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors, the Administrative Agent, and the Required Lenders.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1 *Ratification of and References to the Credit Agreement*. Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2 *Headings*. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3 *Execution in Counterparts*. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4. *No Other Amendments*. Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.5. *Costs and Expenses*. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.5 *Governing Law.* THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By [signature]
Name
Title

STUDENT TRANSPORTATION OF CANADA INC., as
Canadian Borrower

By [signature]
Name
Title

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION LC, as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOLBUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
JAMES O. SACKS, INC., as a Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
POSITIVE CONNECTIONS LEASING CORP., as a Guarantor
BYRD YEANY BUSING, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By ______________________
Name ______________________
Title ______________________

HARRIS N.A., as L/C Issuer and as
Administrative Agent

By [signature]
Name William Thomson
Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a U.S. Lender

By ______________________

Name William Thomson

Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________
Name Robert M. Reeg
Title Duly Authorized Signatory

CIBC INC., as a U.S. Lender

By ______________________

Name Dominic J. Sorresso

Title Executive Director

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By [signature]

Name Ben Ciallella

Title Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ____________________ ____________________
Name Chint Kulkarni TIM THOMAS
Title Executive Director Managing Director

GE CANADA FINANCE HOLDING COMPANY, as a Canadian Lender

By ______________________

Name NICK LALANI

Title Duly Authorized Signatory

For Immediate Release

STUDENT TRANSPORTATION TO HOLD FISCAL 2007 AND FOURTH QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – September 21, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB, STB.UN) today announced it will hold a conference call and live audio webcast on Tuesday, September 25, 2007 at 11 a.m. (ET) to discuss its financial results for the fiscal year and fourth quarter ended June 30, 2007.

A news release announcing Student Transportation's results will be issued prior to the call.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing 416-849-9305 or 1-866-838-4337. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Tuesday, October 2, 2007 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and enter the passcode 590685#

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit www.sta-ips.com.

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE SEPTEMBER 2007 DISTRIBUTION

Toronto, Ontario – September 19, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB, STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on October 15, 2007 to holders of record of IPSs at the close of business on September 28, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on October 15, 2007 to holders of record at the close of business on September 28, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from September 1 to September 28, 2007.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

MATERIAL CHANGE REPORT

1. *Reporting Issuer:*

   Student Transportation of America Ltd. ("STA")
   250 Yonge Street, Suite 2400
   Toronto, Ontario
   M5B 2M6

   - and -

   Student Transportation of America ULC
   ("STA ULC", and together with STA, the "Issuer")
   250 Yonge Street, Suite 2400
   Toronto, Ontario
   M5B 2M6

2. *Date of Material Change:*

   September 4, 2007

3. *Press Release:*

   Attached as Schedule "A" is a copy of the press release relating to the material change, which was disseminated by CNW Group on September 4, 2007.

4. *Summary of Material Change:*

   On September 4, 2007, the Issuer announced that Cdn $45.8 million aggregate principal amount of subordinate notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer") and that the Exchange Offer terminated at 5:00 p.m. EDT on September 4, 2007 and will not be extended.

5. *Full Description of Material Change:*

   On September 4, 2007, the Issuer announced that Cdn $45.8 million aggregate principal amount of subordinate notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer") and that the Exchange Offer terminated at 5:00 p.m. EDT on September 4, 2007 and will not be extended.

   Under the Exchange Offer, the Issuer offered holders of subordinated notes of STA ULC ("Notes") 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

   STA has also announced that, as all conditions of the Exchange Offer have been satisfied, it has taken up and accepted for payment, all Notes so deposited, which represent approximately 51% of the issued and outstanding Notes on a fully diluted basis. Payment for Notes taken up on September 4, 2007 will be made on or before September 7, 2007.

As a result of the exchange, the company will have a majority of common shares (TSX: STB) outstanding versus IPS units and will have reduced its total debt by approximately $45.8 million.

The Issuer also announced that STA has achieved a 22% compounded annual growth rate of revenues for the past five years and has paid 31 consecutive monthly dividends since the Company's IPO in December 2004. Based on the September 4, 2007 closing price of the common shares, the dividend yield is approximately 8.2%.

Wellington West Capital Markets advised the Company on the exchange offer.

Please refer to the press release attached to this report as Schedule "A".

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:*

Not applicable.

7. *Omitted Information:*

Not Applicable.

8. *Executive Officer:*

The following executive officer of STA and STA ULC is knowledgeable about the material change and this report:

Denis J. Gallagher
Chief Executive Officer
Student Transportation of America Ltd.
Student Transportation of America ULC
(732) 280-4200

9. *Date of Report:*

September 11, 2007

SCHEDULE "A"

STUDENT TRANSPORTATION OF AMERICA ANNOUNCES EXPIRY OF EXCHANGE OFFER

51% of Aggregate Principal Amount of Subordinated Notes Tendered

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – September 4, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that Cdn $45.8 million aggregate principal amount of subordinated notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer"). The Exchange Offer terminated at 5:00 p.m. EDT today, and will not be extended.

Under the Exchange Offer, STA offered holders of subordinated notes of STA ULC ("Notes") 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

STA has also announced that, as all conditions of the Exchange Offer have been satisfied, it has taken up and accepted for payment, all Notes so deposited, which represent approximately 51% of the issued and outstanding Notes on a fully diluted basis. Payment for Notes taken up today will be made on or before September 7, 2007. As a result of the exchange, the company will have a majority of common shares (TSX: STB) outstanding versus IPS units and will have reduced its total debt by approximately $45.8 million.

"We are pleased the exchange offer was widely received by Unitholders. STA has always had a common share as part of the IPS unit. We believe this exchange and the eventual exchange of the balance of the notes, which are callable in December 2009, will create common share liquidity and provide shareholders with an attractive monthly Canadian qualified dividend as well as participation in the continued growth of the company," said Denis J. Gallagher, Chairman and Chief Executive Officer for STA. "The IPS structure was a good vehicle for us to enter the public market in 2004 but it is not well understood by many investors outside of the institutional investment community. This exchange will simplify our capital structure, enhance liquidity and allow us to attract new shareholders," added Gallagher.

STA has achieved a 22% compounded annual growth rate of revenues for the past five years and has paid 31 consecutive monthly dividends since the Company's IPO in December 2004. Based on today's closing price of the common shares, the dividend yield is approximately 8.2%.

Wellington West Capital Markets advised the Company on the exchange offer.

Further information regarding the Exchange Offer is available in the Exchange Offer circular, which is available on SEDAR at www.sedar.com.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of Canada Inc.

STUDENT TRANSPORTATION ANNOUNCES ACQUISITION IN WELLINGTON COUNTY

Continues to Increase Canadian Dollar Cash Flows

Toronto, ON, September 5, 2007 – Student Transportation of Canada ("STC"), an operating subsidiary of Student Transportation of America ("STA") (TSX: STB), announced that it has entered into an agreement to acquire the Elliott Coach Lines group of companies, a local school bus operator based in Guelph, Ontario. Elliott Coach Lines ("Elliott") will add more than 230 vehicles, Cdn $12 million in annualized revenue and three locations to STC's Ontario operations. Closing is expected to occur before close of business September 6, 2007. While the purchase price was not disclosed, management expects the deal to be immediately accretive.

"This is a great acquisition and increases our Canadian dollar operating cash flows as well as adds to our regional density outside the greater Toronto area. It also strengthens our position for future growth in Ontario and beyond," said Denis J. Gallagher, Chairman and Chief Executive Officer of STC. "We are very pleased that the Elliott companies, after 50 years of quality service, have partnered with STC and we look forward to continuing the tradition of service excellence they have been providing in the Wellington County area. With the start of the new school season underway, we are pleased to have such a fine operation fit so well with our dedicated group of drivers," added Mr. Gallagher.

Alluence Capital Advisors Inc. based in Mississauga, Ontario assisted the Company with the transaction.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows,

performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

STUDENT TRANSPORTATION OF AMERICA ANNOUNCES EXPIRY OF EXCHANGE OFFER

51% of Aggregate Principal Amount of Subordinated Notes Tendered

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – September 4, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that Cdn $45.8 million aggregate principal amount of subordinated notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer"). The Exchange Offer terminated at 5:00 p.m. EDT today, and will not be extended.

Under the Exchange Offer, STA offered holders of subordinated notes of STA ULC ("Notes") 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

STA has also announced that, as all conditions of the Exchange Offer have been satisfied, it has taken up and accepted for payment, all Notes so deposited, which represent approximately 51% of the issued and outstanding Notes on a fully diluted basis. Payment for Notes taken up today will be made on or before September 7, 2007. As a result of the exchange, the company will have a majority of common shares (TSX: STB) outstanding versus IPS units and will have reduced its total debt by approximately $45.8 million.

"We are pleased the exchange offer was widely received by Unitholders. STA has always had a common share as part of the IPS unit. We believe this exchange and the eventual exchange of the balance of the notes, which are callable in December 2009, will create common share liquidity and provide shareholders with an attractive monthly Canadian qualified dividend as well participation in the continued growth of the company," said Denis J. Gallagher, Chairman and Chief Executive Officer for STA. "The IPS structure was a good vehicle for us to enter the public market in 2004 but it is not well understood by many investors outside of the institutional investment community. This exchange will simplify our capital structure, enhance liquidity and allow us to attract new shareholders," added Gallagher.

STA has achieved a 22% compounded annual growth rate of revenues for the past five years and has paid 31 consecutive monthly dividends since the Company's IPO in December 2004. Based on today's closing price of the common shares, the dividend yield is approximately 8.2%.

Wellington West Capital Markets advised the Company on the exchange offer.

Further information regarding the Exchange Offer is available in the Exchange Offer circular, which is available on SEDAR at www.sedar.com.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE AUGUST 2007 DISTRIBUTION

Toronto, Ontario – August 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on September 17, 2007 to holders of record of IPSs at the close of business on August 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on September 17, 2007 to holders of record at the close of business on August 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from August 1 to August 31, 2007.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

RECEIVED

Student Transportation of America Announces Exchange Offer

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – July 30, 2007 – Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.
- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;
- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

THE SECURITIES OFFERED PURSUANT TO THE EXCHANGE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

MATERIAL CHANGE REPORT

1. *Reporting Issuer:*

Student Transportation of America Ltd. ("STA")
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

- and -

Student Transportation of America ULC
("STA ULC", and together with STA, the "Issuer")
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

2. *Date of Material Change:*

July 30, 2007

3. *Press Release:*

Attached as Schedule "A" is a copy of the press release relating to the material change, which was disseminated by CNW Group on July 30, 2007.

4. *Summary of Material Change:*

On July 30, 2007, the Issuer announced that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which the Issuer will offer holders of subordinated notes of STA ULC 0.67 common shares of STA in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security). The Exchange Offer will expire on September 4, 2007, subject to the Issuer's right to extend the Exchange Offer.

5. *Full Description of Material Change:*

Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.
- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;
- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:*

Not applicable.

7. *Omitted Information:*

Not Applicable.

8. *Executive Officer:*

The following executive officer of STA and STA ULC is knowledgeable about the material change and this report:

Denis J. Gallagher
Chief Executive Officer
Student Transportation of America Ltd.
Student Transportation of America ULC
(732) 280-4200

9. *Date of Report:*

August 3, 2007

SCHEDULE "A"

Student Transportation of America Announces Exchange Offer

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – July 30, 2007 – Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.
- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;
- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

THE SECURITIES OFFERED PURSUANT TO THE EXCHANGE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

STUDENT TRANSPORTATION RECEIVES $600,000 GRANT FOR CLEAN AIR CNG VEHICLES

Wall, NJ – July 31, 2007 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) reported it has received a U.S. $600,000 grant toward the purchase of Compressed Natural Gas ("CNG") vehicles for its Riverside, California operations. The grant which was awarded from the South Coast Air Quality Management District ("SCAQMD") will be applied to reduce the purchase price of new CNG vehicles servicing the Riverside United School District in California.

"We are pleased the SCAQMD has allowed STA to participate in this program and to receive these funds which reflects the differential purchase cost between a CNG school bus and a comparable diesel-powered school bus. These vehicles are manufactured by Blue Bird Corporation and we are grateful for their commitment to this program", said Denis J. Gallagher, CEO of STA.

"STA is committed to be one of the leaders in providing safe transportation with vehicles that improve the air quality in this environmentally sensitive area", Gallagher added. "We will continue to work with our customers, State and Federal agencies for grants relating to clean air solutions." CNG is domestically produced and available to consumers through the existing utility infrastructure. It is cleaner burning and produces fewer harmful emissions than reformulated gasoline or diesel when used in natural gas vehicles.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios,

ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick Walker
Chief Financial Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America

For Immediate Release

STUDENT TRANSPORATION OPENS TWO NEW FACILITIES IN RIVERSIDE, CALIFORNIA

Wall, NJ – July 30, 2007 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) announced today that it has signed new leases on two facilities to better serve its largest customer in Riverside, California. The facilities are expected to improve operating and financial performance for the Company's single largest contract.

"Having two facilities situated in strategic sections of the district will enable us to properly stage our drivers for their routes which will reduce excess hours as well as lower our maintenance expense considerably", said Denis Gallagher, CEO of STA.

STA had to operate in an alternative, non traditional manner during last school year in Riverside which caused unanticipated higher operating costs due to the lack of suitable facilities in the district. The Company has recently completed the first of a five year contract with the Riverside Unified School District in California.

"Our staff is excited about the new facilities and have scheduled an Open House this month for local school officials", Gallagher added. "This year's summer school program has been a tremendous success and larger than last year. Currently we are busy preparing for the opening of the regular school season slated for late August."

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as

"may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick Walker
Chief Financial Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

RAPPORT DE GESTION

Le rapport de gestion de Student Transportation of America Ltd. qui suit complète les états financiers et les notes y afférentes pour la période terminée le 31 mars 2007 et doit être lu avec ceux-ci. Ces états financiers sont disponibles sur le site de SEDAR à l'adresse www.sedar.com. Les états financiers de Student Transportation of America Ltd. sont préparés conformément aux principes comptables généralement reconnus (« PCGR ») du Canada. L'information présentée dans le présent rapport de gestion est en date du 10 mai 2007. On trouve des renseignements additionnels sur Student Transportation of America Ltd., de même que la notice annuelle que cette dernière a déposée, sur le site de SEDAR à l'adresse www.sedar.com.

Généralités

Student Transportation of America Ltd. (« STA » ou la « société ») est une société constituée en vertu des lois de la province d'Ontario. STA a été constituée en société le 22 septembre 2004 et, pendant la période du 22 septembre 2004 au 21 décembre 2004, était inactive. STA, avec sa filiale indirecte Student Transportation of America ULC (« STA ULC », ULC et STA ensemble constituant l'« émetteur »), a réalisé un premier appel public à l'épargne (« placement de titres IPS ») le 21 décembre 2004 au moyen de l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (« titres IPS »). Chaque titre IPS consiste en une action ordinaire de STA et d'un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC (les « billets subordonnés »). Parallèlement au placement de titres IPS, STA ULC a émis, dans le cadre d'un placement privé, des billets subordonnés distincts à 14 % (les « billets subordonnés distincts » et, collectivement avec les billets subordonnés, les « billets ») et l'émetteur, par l'intermédiaire d'une filiale, a conclu une facilité de crédit bancaire avec un groupe de prêteurs (collectivement avec le placement de titres IPS, les « opérations sur titres IPS »). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires attribuée relativement au placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a réalisé une émission ultérieure de 1 160 414 titres IPS. STA et STA ULC ont affecté le produit net du placement de titres IPS jumelé à l'exercice de l'option aux fins d'attributions excédentaires à l'acquisition respectivement de la totalité des actions ordinaires de catégorie A et de la totalité des actions privilégiées de Student Transportation of America Holdings, Inc. (« STA Holdings »). Certains investisseurs existants de STA Inc. (les « investisseurs existants ») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings (les « actions ordinaires de catégorie B, série Un ») au moment du placement de titres IPS.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS en vertu d'une opération de placement privé d'acquisition ferme avec un consortium de preneurs fermes (le « placement privé »). Le produit net (déduction faite des commissions et des frais) a été entièrement affecté au remboursement de la dette liée à la facilité de crédit, y compris les lignes de crédit aux fins d'acquisition alors en cours et une tranche du prêt à terme en vertu de la facilité de crédit. Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une opération d'acquisition ferme conclue avec un consortium de preneurs fermes (l'« acquisition ferme »). Le produit net (déduction faite des commissions et des frais) a été affecté au remboursement de la dette existante liée aux lignes aux fins d'acquisition et renouvelable de la facilité de crédit relativement au financement des besoins en investissement relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire 2006-2007 et aux fins générales du siège social. Chaque titre IPS consiste en une action ordinaire de STA et d'un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC.

En tout temps après le 45e jour suivant la date d'émission initiale ou en cas de changement de contrôle de STA ULC, les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés qu'ils représentent par l'entremise de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'intermédiaire de son courtier ou d'un autre établissement financier, en tout temps. Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement scindés en actions ordinaires et en billets subordonnés : i) l'acceptation par un porteur de titres IPS de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans

le cadre d'un changement de contrôle de STA ou de STA ULC; ii) l'exercice par STA ULC de son droit de racheter à son gré la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du rachat; iii) la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme; iv) si la Caisse canadienne de dépôt de valeurs limitée (la «CDS») ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant; ou v) la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Le 3 octobre 2006, les actions ordinaires et les billets subordonnés représentés par les titres IPS ont été inscrits aux fins de négociation séparément à la Bourse de Toronto (« TSX ») par suite de l'approbation de la TSX. Les titres IPS continuent d'être inscrits aux fins de négociation à la TSX.

Les porteurs des actions ordinaires de catégorie B de STA Holdings ont le droit de recevoir des dividendes, quand ils ont été déclarés par le conseil d'administration de STA Holdings, qui équivalent environ aux distributions par titre IPS reçues par les porteurs de titres IPS. Les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants comportent le droit (le «droit de négocier»), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'ouvrir des négociations de bonne foi, en vue d'acheter les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants. Après le deuxième anniversaire du placement de titres IPS, le dividende sur ces actions augmentera de 10 % (ce droit à dividende majoré pour les investisseurs existants est désigné comme le «dividende majoré»). Les dispositions relatives aux actions ordinaires de catégorie B, série Un offraient également à la société le droit (le «droit de rachat») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS d'acheter aux fins d'annulation les actions ordinaires de catégorie B, série Un en circulation.

Le 22 décembre 2006, la société a racheté, aux fins d'annulation, la totalité des actions ordinaires de catégorie B, Série Un. Le rachat des actions ordinaires de catégorie B, série Un réduit les paiements au comptant de la société en éliminant de fait le dividende majoré qui aurait pris effet à la suite du deuxième anniversaire du placement de titres IPS. En outre, le rachat et l'annulation des actions ordinaires de catégorie B, série Un se sont traduits par une réduction de la part des actionnaires sans contrôle dans la société. Le rachat des actions de catégorie B, série Un est réputé être une acquisition progressive par suite de l'opération initiale de placement de titres IPS. La société après négociations avec les investisseurs existants a versé environ 8,6 millions de dollars pour le rachat de ces actions, ce qui s'est traduit par une augmentation de 2,4 millions de dollars de l'écart d'acquisition au 31 mars 2007.

Le 8 décembre 2005, les actionnaires de la société ont approuvé l'adoption, par STA Holdings, du régime incitatif à base d'actions (le « régime ») de STA Holdings. Un nombre maximal de 717 747 actions ordinaires de catégorie B, série Deux est disponible pour émission relativement aux attributions en vertu du régime. Au cours de l'exercice 2006, STA Holdings a attribué 133 549 actions ordinaires de catégorie B, série Deux, en vertu du régime. Relativement à ces attributions d'actions en vertu du régime, au cours de l'exercice 2006, un total de 27 165 actions ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. À ce titre, 106 384 actions liées à ces attributions demeuraient en circulation au 30 juin 2006.

Le 12 juillet 2006 et le 24 août 2006, STA Holdings a attribué respectivement 151 740 et 138 333 actions ordinaires de catégorie B, série Deux en vertu du régime. Au cours du premier trimestre de l'exercice 2007 terminé le 30 septembre 2006, la société a constaté une charge de rémunération à base d'actions hors caisse de 1,9 million de dollars relativement à ces attributions. Bien que l'attribution d'action du 24 août 2006 visait à souligner les réalisations de la direction au cours de l'exercice 2006, selon les règles comptables, la charge de rémunération connexe a été constatée à la période pendant laquelle les actions ont été attribuées. L'émission d'actions ordinaires de catégorie B, série Deux représentait une part des actionnaires sans contrôle additionnelle dans la société. Relativement à ces attributions, au cours du troisième trimestre de l'exercice 2007, en vertu du régime, un total de 50 760 actions ont été retenues par choix des participants aux

fins des retenues d'impôts exigées sur ces attributions. Aucune attribution en vertu du régime n'a été faite au cours du troisième trimestre de l'exercice 2007 terminé le 31 mars 2007. Par conséquent, jumelées aux actions en circulation au 30 juin 2006, 345 697 actions ordinaires de catégorie B, série Deux demeuraient en circulation au 31 mars 2007.

Le 14 décembre 2006, la société a conclu un nouveau contrat d'emprunt modifié et mis à jour et a émis de nouveaux billets garantis de premier rang dans le cadre d'un placement privé ayant égalité de rang avec le nouveau contrat d'emprunt. Le 22 décembre 2006, la société a racheté aux fins d'annulation la totalité des actions ordinaires de catégorie B, série Un de STA Holdings. Le produit net des emprunts initiaux en vertu du nouveau contrat d'emprunt et de l'émission de billets garantis de premier rang a servi à rembourser la totalité des montants en souffrance en vertu du contrat d'emprunt existant (y compris les intérêts courus et non réglés) et à financer le rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et non réglés à la date du rachat).

Le 15 décembre 2006, l'émetteur a reçu l'approbation de la TSX pour procéder à une offre publique de rachat dans le cours normal des affaires conformément aux exigences de la Bourse visant une tranche de ses titres IPS lorsque des occasions appropriées se présenteront de temps à autre. En vertu de l'offre publique de rachat dans le cours normal des affaires visant les titres IPS, la société a l'intention d'acquérir jusqu'à 400 000 titre IPS au cours de la période de douze mois du 15 décembre 2006 au 15 décembre 2007, à la condition, toutefois, qu'en aucun temps les achats en vertu de l'offre publique visant les titres IPS et de l'offre publique visant les billets (décrite plus loin) n'excèdent 5,0 millions de dollars. STA a l'intention de financer l'achat des titres IPS et des billets soit au moyen de prélèvements à même sa nouvelle facilité de crédit ou à même ses flux de trésorerie disponibles. Tout rachat de titres IPS ou de billet sera effectué aux cours du marché et les titres IPS et les billets seront annulés par suite de leur rachat par la société. Au cours de la période du 15 décembre 2006 jusqu'au 31 mars 2007, la société a racheté, aux fins d'annulation, 56 000 titres IPS au moyen des flux de trésorerie disponibles. Auparavant, le 17 octobre 2006, l'émetteur a reçu l'approbation de la TSX pour procéder à une offre publique de rachat dans le cours normal des affaires conformément aux exigences de la Bourse pour une tranche de ses billets lorsque des occasions appropriées se présenteront de temps à autre, au cours de la période de 12 mois du 17 octobre 2006 au 17 octobre 2007. Au 31 mars 2007, aucun rachat distinct de billets n'avait été fait en vertu de l'offre publique de rachat dans le cours normal des affaires. Les investisseurs peuvent obtenir un exemplaire des avis déposés auprès de la TSX, sans frais, en communiquant avec le service des relations avec les investisseurs à l'adresse IR@sta-ips.com.

Le 29 mars 2007, STA a émis 3 010 000 actions ordinaires en vertu d'une opération de placement privée conclue avec un consortium de preneurs fermes (le « placement privé d'actions ordinaires »). Le produit net (après déduction des commissions et des frais) a été entièrement affecté au remboursement de l'encours de la dette en vertu de la facilité de crédit, y compris les prélèvements affectés au financement du rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et impayés à la date de rachat) analysé plus haut et les prélèvements en cours aux fins d'acquisition. Les actions ordinaires émises sont équivalentes aux actions ordinaires incluses à titre de composante capitaux propres des titres IPS.

Au 31 mars 2007, la société détenait une participation de 98,6 % dans STA Holdings par l'intermédiaire de sa détention des actions de catégorie A de STA Holdings. STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America, Inc. (« STA, Inc. »), est le cinquième fournisseur de transport scolaire par autobus en importance en Amérique du Nord.

Résultats d'exploitation (en milliers de dollars US, sauf les données par action)

Sommaire des résultats financiers

	Trimestres terminés les 31 mars		Périodes de neuf mois terminées les 31 mars	
	2007	2006	2007	2006
Produits d'exploitation	49 248 $	39 933 $	122 302 $	95 135 $
Coûts et charges				
Charges d'exploitation	34 598	27 348	90 253	68 168
Frais d'administration	4 210	3 559	12 342	9 248
Rémunération à base d'actions hors caisse	-	-	1 862	-
Charge d'amortissement des immobilisations corporelles	5 554	4 448	12 982	10 127
Charge d'amortissement des immobilisations incorporelles	1 667	1 544	4 992	4 565
Total des charges d'exploitation	46 029	36 899	122 431	92 108
Bénéfice (perte) d'exploitation	3 219	3 034	(129)	3 027
Intérêts débiteurs	3 880	3 258	12 015	9 714
Perte latente (gain latent) sur contrats dérivés	61	282	2 857	(2 174)
(Autre bénéfice) autres charges, montant net	(369)	(4)	(636)	41
Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle	(353) $	(502) $	(14 365) $	(4 554) $
Économie d'impôts	(145)	(140)	(5 671)	(1 612)
Part des actionnaires sans contrôle	34	73	108	96
Perte nette	(242) $	(435) $	(8 802) $	(3 038) $
Résultat par action	(0,01) $	(0,03) $	(0,42) $	(0,21) $

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui englobe les vacances scolaires estivales. En outre, à la même période, la société engage la majeure partie de ses dépenses en immobilisations de remplacement ainsi que les investissements en capital relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir. Par le passé, ces sorties de fonds ont été financées au moyen d'emprunts sur la facilité de crédit de la société.

Croissance

La société a conclu une acquisition à la fin de septembre 2005, deux acquisitions au début de novembre 2005, une acquisition au début de mars 2006 et quatre acquisitions (deux au cours de l'exercice 2007) pendant la période du 1er avril 2006 au 31 mars 2007, y compris l'acquisition de Positive Connections, Inc. (« PCI ») en mai 2006. En outre, la société a amorcé les activités relatives à quatre nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion pour l'exercice 2007, y compris un contrat de cinq ans avec la commission scolaire Riverside Unified en Californie (« Riverside »).

L'acquisition de PCI a ajouté 400 véhicules et a établi une nouvelle plateforme d'activités et de croissance dans le MidWest, ajoutant six emplacements au sein des États de l'Illinois et du Minnesota. La convention d'achat et de vente de PCI comprenait des dispositions de paiement éventuel du prix d'achat liée à i) deux contrats productifs additionnels ayant fait l'objet d'une soumission à la suite d'appels d'offres avant la clôture de l'acquisition de PCI et attribués par la suite visant des services pour l'année scolaire commençant en septembre 2006 et ii) le renouvellement d'un contrat existant avant la clôture de l'acquisition de PCI par

l'ancien propriétaire des services pour l'année scolaire commençant en septembre 2006. Ce contrat existant n'a pas été renouvelé par la suite par l'ancien propriétaire, et, par conséquent, un prix d'achat éventuel initial de 4,6 millions de dollars a été éliminé et les montants provisoires comptabilisés dans l'écart d'acquisition et les charges à payer ont été contrepassés. Au cours des quelques premiers mois d'exploitation de l'année scolaire considérée pour les terminaux de PCI, la société a engagé des coûts liés aux chauffeurs plus élevés que prévus en raison d'une pénurie de chauffeurs et de la transition aux procédures d'exploitation de STA. Les salaires de ces chauffeurs se trouvent maintenant à l'intérieur des fourchettes prévues et la société ne prévoit pas que ces niveaux plus élevés se répéteront aux premiers mois d'exploitation des années scolaires futures.

Le contrat de Riverside a été attribué à la société par suite d'un processus concurrentiel d'appel d'offres dans le cadre duquel la commission scolaire a remplacé l'exploitant titulaire. Le contrat de Riverside ajoute environ 180 véhicules aux activités existantes de la société en Californie. Au cours des quelques premiers mois d'exploitation de l'année scolaire considérée, la société a dû composer avec une pénurie de chauffeurs plus importante que prévue et a donc subi des augmentations de salaire à l'échelle du marché local. La pénurie de chauffeurs a touché la totalité des fournisseurs privés de la région. Au cours de cette période, la société a procédé de manière continue au recrutement et à la formation de chauffeurs potentiels. Bien que la situation de pénurie de chauffeurs se soit améliorée, la société continue d'accuser des salaires relatifs aux chauffeurs plus élevés qu'initialement prévu en raison de l'augmentation des salaires sur le marché local mise en œuvre au début de l'année scolaire considérée. De plus, l'ancien exploitant du contrat de Riverside a loué une installation qui était utilisée à des fins de stationnement et d'entretien des autobus liés au contrat de Riverside. L'ancien exploitant a quitté l'installation en juin 2006 mais est toujours partie à une convention de location de l'installation. L'ancien exploitant a refusé d'entendre les offres de sous-location faites par la commission scolaire visant l'utilisation de cette installation. Pour cette raison, la société et la commission scolaire sont toujours à la recherche d'une installation de stationnement et d'entretien des autobus de Riverside. Dans l'intervalle, la société continue de donner en sous-traitance l'entretien des autobus de Riverside , ce qui entraîne des coûts d'entretien plus élevés qu'initialement prévu.

Les contrats restants ayant contribué à la croissance découlant d'acquisitions et d'attributions de contrats à la suite d'appels d'offres et de contrats de conversion pour l'année scolaire qui a commencé en septembre 2006 (à l'exclusion de PCI et de Riverside) continuent d'être conformes aux attentes de la société. Malgré les coûts plus élevés que prévus accusés à l'égard des contrats de PCI et de Riverside, la direction est d'avis qu'ils représentent toujours des activités solides qui contribueront à la croissance de la société sur une base annualisée.

Les produits des neuf premiers mois de l'exercice 2007 ont reflété une réduction de 1,1 million de dollars par rapport aux montants prévus en raison des mauvaises conditions météorologiques qui ont prévalu dans le nord-est et le Midwest des États-Unis et en Ontario, ainsi que de la grève des enseignants subie par une de nos commissions scolaires clientes au cours de la période considérée. Une tranche d'environ 1,0 million de dollars de cette réduction de produits a trait à des emplacements exerçant des activités de base (à l'exception des contrats obtenus à la suite d'appels d'offres et des contrats de conversions pour l'année scolaire qui a commencé en septembre 2006). À l'exception de la réduction des produits découlant des conditions météorologiques et des jours de grève, les activités de base continuent elles aussi à être conformes aux attentes de la société. Bien que par le passé, la société ait récupéré la majeure partie de ses produits reportés en raison de conditions météorologiques et de jours de grève, et qu'elle prévoit récupérer la plus grande part de la réduction de produits au cours du quatrième trimestre, rien ne garantit que nous serons en mesure de récupérer la totalité des produits reportés.

L'analyse qui suit comprend des énoncés prospectifs qui comportent des risques et des incertitudes, et ne doit pas être interprétée comme une garantie de notre rendement ou de nos résultats futurs. Voir la rubrique «Énoncés prospectifs».

Activités de gestion de flotte

Par le passé, les services de transport scolaire de la société ont compris des contrats de services de gestion. Ces services de transport sont structurés comme des contrats de services de gestion en vertu desquels la société gère le transport d'une commission scolaire alors que cette dernière continue d'être propriétaire de la flotte d'autobus scolaires. Ces contrats de services de gestion nécessitent un investissement initial en capital moins élevé (puisque la commission scolaire demeure propriétaire de la flotte) et, par conséquent, entraîne une dotation aux amortissements annuelle moins élevée sur une base continue. Actuellement, les autobus exploités en vertu de contrats de services de gestion comptent pour environ 7 % de notre flotte. Au cours de l'exercice 2006, une tranche d'environ 12 % de notre flotte était assujettie à des contrats de services de gestion. La réduction du pourcentage de notre flotte exploitée en vertu de contrats de gestion a découlé de la croissance générale de nos activités liées aux flottes détenues pendant l'exercice considéré jumelée au non-renouvellement de deux contrats de services de gestion au Texas et à notre retrait d'un contrat de services de gestion en Californie, où la commission scolaire a réintégré les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Trimestre terminé le 31 mars 2007 comparativement au trimestre terminé le 31 mars 2006

Produits d'exploitation : Les produits d'exploitation du troisième trimestre de l'exercice 2007 se sont établis à 49,2 millions de dollars, comparativement à 39,9 millions de dollars pour le troisième trimestre de l'exercice 2006, représentant une augmentation de 9,3 millions de dollars, ou 23,3 %. La société a clôturé une acquisition au début du mois de mars 2006, et quatre acquisitions (deux au cours de l'exercice 2007) pendant la période du 1er avril 2006 jusqu'au 31 mars 2007, et a entamé les activités relatives à quatre nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion à l'exercice 2007. À ce titre, le troisième trimestre de l'exercice précédent ne comprenait les activités que d'un trimestre partiel (d'un mois) relatives à l'acquisition clôturée au début de mars 2006, et aucune activité relative aux quatre acquisitions clôturées pendant la période du 1er avril 2006 au 31 mars 2007 et aux quatre contrats obtenus à la suite d'appels d'offres et contrats de conversion pour l'exercice 2007. En outre, la société n'a pas renouvelé quatre contrats pour l'exercice 2007, a fermé le bureau régional du Texas relativement à deux de ces non-renouvellements et s'est retirée d'un contrat de services de gestion en Californie où la commission scolaire a réintégré les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Les produits du troisième trimestre de l'exercice 2007 ont aussi reflété une réduction de 1,1 million de dollars des montants prévus en raison de conditions météorologiques défavorables qui ont sévi dans le nord-est et le Midwest des États-Unis et en Ontario, ainsi que de la grève des enseignants à l'une de nos commissions scolaires clientes au cours du trimestre considéré. Bien que par le passé, la société ait récupéré la majorité de ces produits reportés et prévoit récupérer la majeure partie de la réduction des produits de l'exercice considéré au cours du quatrième trimestre, rien ne garantit que nous serons en mesure de récupérer la totalité des produits reportés. Les produits du troisième trimestre de l'exercice 2006 ont reflété une réduction de 0,2 million de dollars en raison des conditions météorologiques défavorables subies dans le nord-est des États-Unis au cours du trimestre correspondant de l'exercice précédent.

Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 11,2 millions de dollars de la croissance des nouvelles activités, en partie contrebalancés par une réduction de 1,9 million de dollars des produits découlant des cinq contrats non inclus dans les résultats du troisième trimestre de l'exercice 2007. En outre, le troisième trimestre considéré comprend une réduction additionnelle des produits de 0,9 million de dollars par rapport au troisième trimestre de l'exercice précédent en raison des conditions météorologiques et des jours de grève. L'augmentation résiduelle de 0,9 million de dollars des produits a découlé des augmentations des tarifs prévus aux contrats et de la hausse des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation du troisième trimestre de l'exercice 2007 se sont fixées à 34,6 millions de dollars comparativement à 27,3 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 7,3 millions de dollars, ou 26,5 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion ont compté pour 8,1 millions de dollars du total de l'augmentation des charges d'exploitation, en partie contrebalancés par une réduction de 1,3 million de dollars découlant des cinq contrats non inclus dans les résultats pour le troisième trimestre de l'exercice 2007. La hausse résiduelle de 0,5 million de dollars des charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a principalement découlé de l'augmentation du coût du carburant et des charges d'exploitation, en partie contrebalancée par le recul des coûts liés aux avantages sociaux. Pour le troisième trimestre de l'exercice 2007, le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a été plus élevé de 0,4 million de dollars qu'au troisième trimestre de l'exercice 2006 et, exprimé en pourcentage des produits, a augmenté pour s'établir à 8,7 % pour le troisième trimestre de l'exercice 2007 contre 7,6 % pour le troisième trimestre de l'exercice 2006. L'augmentation a principalement trait au prix du carburant sur le marché. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre 2006 pour fixer le prix du marché alors en vigueur sur une tranche d'environ 35 % de son exposition au prix du carburant, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci. Bien que la société ait conclu l'opération de swap sur carburant pour atténuer le risque d'une augmentation possible du prix du carburant sur le marché, la société a versé environ 0,4 million de dollars à la contrepartie de l'opération de swap sur carburant au cours du troisième trimestre de l'exercice 2007 relativement au récent recul du prix du carburant sur le marché. Ce paiement a été reflété dans le coût du carburant du troisième trimestre de l'exercice 2007. Les charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,3 million de dollars en raison des paiements relatifs aux contrats de location-exploitation versés au cours du troisième trimestre de l'exercice 2007. Les avantages sociaux, déduction faite des nouvelles activités et des contrats non renouvelé pour l'exercice 2006, ont diminué de 0,2 million de dollars, surtout en raison de la baisse des coûts d'assurance-maladie et de l'incidence du moment du paiement de l'assurance contre les accidents du travail moins élevé à la période intermédiaire considérée comparativement à la période intermédiaire précédente et, exprimés en pourcentage des produits, ont augmenté pour s'établir à 10,3 % pour le troisième trimestre de l'exercice 2007, contre 11,0 % pour le troisième trimestre de l'exercice 2006. Les salaires, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, sont demeurés stables par rapport au troisième trimestre de l'exercice précédent et, exprimés en pourcentage des produits, ont accusé un léger recul, s'établissant à 39,6 % pour le troisième trimestre de l'exercice 2007, contre 39,8 % pour le troisième trimestre de l'exercice 2006.

Frais d'administration : Pour le troisième trimestre de l'exercice 2007, les frais d'administration se sont fixés à 4,2 millions de dollars, comparativement à 3,6 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 0,6 million de dollars, ou 18,3 %. Exprimé en pourcentage des produits, le total des frais d'administration a reculé pour s'établir à 8,5 % pour le troisième trimestre de l'exercice 2007, contre 8,9 % pour le troisième trimestre de l'exercice 2006. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 0,4 million de dollars du total de l'augmentation en dollars des frais d'administration, en partie contrebalancés par une diminution de 0,1 million de dollars découlant de cinq contrats non inclus dans les résultats du troisième trimestre de l'exercice 2007. La hausse résiduelle de 0,3 million de dollars des frais d'administration, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, est principalement imputable à la hausse des salaires et des coûts liés aux installations.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelle du troisième trimestre de l'exercice 2007 s'est fixée à 5,6 millions de dollars comparativement à 4,4 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 1,2 million de dollars, principalement liée aux véhicules relatifs aux acquisitions et aux nouveaux contrats

obtenus à la suite d'appels d'offres et contrats de conversion. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations corporelles a légèrement augmenté pour s'établir à 11,3 % pour le troisième trimestre de l'exercice 2007, contre 11,1 % pour le troisième trimestre de l'exercice 2006.

Charge d'amortissement des immobilisations incorporelles : Pour le troisième trimestre de l'exercice 2007, la charge d'amortissement des immobilisations incorporelles s'est établie à 1,7 million de dollars comparativement à 1,6 million de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 0,1 million de dollars. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations incorporelles a reculé pour s'établir à 3,4 % pour le troisième trimestre de l'exercice 2007 contre 3,9 % pour le troisième trimestre de l'exercice 2006.

Bénéfice d'exploitation : Le bénéfice d'exploitation s'est fixé à 3,2 millions de dollars pour le troisième trimestre de l'exercice 2007 comparativement à 3,0 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 0,2 million de dollars découlant des postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs du troisième trimestre de l'exercice 2007 se sont établis à 3,9 millions de dollars comparativement à 3,3 millions de dollars pour le troisième trimestre de l'exercice 2006. La hausse des intérêts débiteurs découle principalement d'une augmentation d'environ 28,9 millions de dollars du niveau moyen de l'encours de la dette, en partie contrebalancée par un recul de 200 points de base des taux d'intérêt au troisième trimestre de l'exercice 2007 comparativement au troisième trimestre de l'exercice 2006.

Perte latente sur contrats dérivés : La perte latente sur contrats dérivés est principalement imputable à la perte latente sur des contrats de change de 61 milliers de dollars pour le troisième trimestre de l'exercice 2007 et de 0,3 million de dollars pour le troisième trimestre de l'exercice 2006, ce qui reflète le rajustement à la juste valeur des contrats de change conclus à titre de couverture économique de l'exposition au taux de change entre le dollar américain et le dollar canadien sur les distributions sur les titres IPS.

(Autres produits) autres charges, montant net : Les autres produits du troisième trimestre de l'exercice 2007 se sont établis à 0,4 million de dollars, découlant surtout des gains de change et des gains sur cessions d'actifs réalisés, en partie contrebalancés par des pertes à la fermeture du bureau régional du Texas.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle du troisième trimestre de l'exercice 2007 s'est établie à 0,3 million de dollars comparativement à 0,5 million de dollars pour le troisième trimestre de l'exercice 2006, soit un recul de 0,2 million de dollars. Cette diminution découle principalement de l'augmentation de 0,2 million de dollars du bénéfice d'exploitation analysé plus haut, du recul de 0,2 million de dollars de la perte latente sur contrats dérivés et de l'augmentation de 0,4 million de dollars des autres produits, en partie contrebalancés par l'augmentation de 0,6 million de dollars des intérêts débiteurs.

Part des actionnaires sans contrôle : La part des actionnaires sans contrôle du troisième trimestre de l'exercice 2007 et du troisième trimestre de l'exercice 2006 s'est établie respectivement à 34 milliers de dollars et à 73 milliers de dollars.

Perte nette : La perte nette du troisième trimestre de l'exercice 2007 s'est établie à 0,2 million de dollars, ce qui comprend une économie d'impôts de 0,1 million de dollars. La perte nette du troisième trimestre de l'exercice 2006 s'est fixée à 0,4 million de dollars, ce qui comprend une économie d'impôts de 0,1 million de dollars. Le résultat net par action ordinaire s'est établi à (0,01) $ et à (0,03) $ respectivement pour le troisième trimestre de l'exercice 2007 et le troisième trimestre de l'exercice 2006.

Neuf mois terminés le 31 mars 2007 comparativement aux neuf mois terminés le 31 mars 2006

Produits d'exploitation : Les produits d'exploitation des neuf premiers mois de l'exercice 2007 se sont établis à 122,3 millions de dollars, comparativement à 95,1 millions de dollars pour les neuf premiers mois de l'exercice 2006, représentant une augmentation de 27,2 millions de dollars, ou 28,6 %. La société a clôturé une acquisition à la fin de septembre 2005, deux acquisitions au début de novembre 2005, une acquisition au début de mars 2006 et quatre acquisitions (deux à l'exercice 2007) pendant la période du 1er avril 2006 jusqu'au 31 mars 2007, et a entamé les activités relatives à quatre nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion à l'exercice 2007. À ce titre, les neuf premiers mois de l'exercice précédent ne comprenaient les activités que d'un trimestre partiel relatives à l'acquisition de septembre 2005, aux deux acquisitions de novembre 2005 et à l'acquisition de mars 2006, et aucune activité relative aux quatre autres acquisitions et aux quatre contrats obtenus à la suite d'appels d'offres et contrats de conversion. En outre, la société n'a pas renouvelé quatre contrats pour l'exercice 2007, a fermé le bureau régional du Texas relativement à deux de ces non-renouvellements et s'est retirée d'un contrat de services de gestion en Californie où la commission scolaire a réintégré les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Les produits des neuf premiers mois de l'exercice 2007 ont aussi reflété une réduction de 1,1 million de dollars des montants prévus en raison de conditions météorologiques défavorables qui ont sévi dans le nord-est et le Midwest des États-Unis et en Ontario, ainsi que de la grève des enseignants à l'une de nos commissions scolaires clientes au cours de la période considérée. Bien que par le passé, la société ait récupéré la majorité de ces produits reportés et prévoit récupérer la majeure partie de la réduction des produits de l'exercice considéré au cours du quatrième trimestre, rien ne garantit que nous serons en mesure de récupérer la totalité des produits reportés. Les produits des neuf premiers mois de l'exercice 2006 ont reflété une réduction de 0,5 million de dollars en raison des conditions météorologiques défavorables subies dans le nord-est des États-Unis au cours de la période correspondante de l'exercice précédent.

Ces acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 30,0 millions de dollars de la croissance des nouvelles activités, en partie contrebalancée par une réduction de 4,7 millions de dollars des produits découlant des quatre contrats non inclus dans les résultats des neuf premiers mois de l'exercice 2007 et d'un contrat de services de gestion non inclus dans les résultats du troisième trimestre de l'exercice 2007. En outre, la période considérée comprend une réduction additionnelle des produits de 0,6 million de dollars par rapport à la période correspondante de l'exercice précédent en raison des conditions météorologiques et des jours de grève. L'augmentation résiduelle de 2,5 millions de dollars des produits a découlé des augmentations des tarifs prévus aux contrats et de la hausse des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation des neuf premiers mois de l'exercice 2007 se sont fixées à 90,3 millions de dollars comparativement à 68,2 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une augmentation de 22,1 millions de dollars, ou 32,4 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion ont compté pour 22,4 millions de dollars du total de l'augmentation des charges d'exploitation, en partie contrebalancés par une réduction de 3,5 millions de dollars découlant des quatre contrats non inclus dans les résultats des neuf premiers mois de l'exercice 2007 et d'un contrat de services de gestion non inclus dans les résultats du troisième trimestre de l'exercice 2007. La hausse résiduelle de 3,2 millions de dollars des charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a principalement découlé de l'augmentation coûts liés aux salaires, aux avantages sociaux, au carburant, aux frais d'assurance, ainsi que de la hausse des charges d'exploitation et des coûts d'entretien. Les salaires, déduction faite des nouvelles activités et des contrats non renouvelé pour l'exercice 2006, ont augmenté de 0,6 million de dollars, principalement en raison de la hausse de salaires des chauffeurs, mais exprimés en pourcentage des produits, ont diminué pour s'établir à 41,8 % pour les neuf premiers mois de l'exercice 2007 contre 42,0 % pour les neuf premiers mois de l'exercice 2006. Les avantages sociaux, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 0,3 million de dollars, surtout en raison de la hausse des coûts d'assurance-maladie et

d'assurance contre les accidents du travail et, exprimés en pourcentage des produits, ont légèrement augmenté pour s'établir à 10,5 % pour les neuf premiers mois de l'exercice 2007 contre 10,4 % pour les neuf premiers mois de l'exercice 2006. Pour les neuf premiers mois de l'exercice 2007, le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a été plus élevé de 0,9 million de dollars que pour les neuf premiers mois de l'exercice 2006, et exprimé en pourcentage des produits, a augmenté pour s'établir à 8,5 % pour les neuf premiers mois de l'exercice 2007 contre 7,7 % pour les neuf premiers mois de l'exercice 2006. La hausse a principalement trait au prix du carburant sur le marché, qui a continué d'augmenter pendant l'exercice 2006 jusque pendant les premiers mois de l'exercice 2007. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre 2006 pour fixer le prix du marché alors en vigueur sur une tranche d'environ 35 % de son exposition au prix du carburant, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix du carburant, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci. Bien que la société ait conclu l'opération de swap sur carburant pour atténuer le risque d'une augmentation possible du prix du carburant sur le marché, la société a versé environ 0,9 million de dollars à la contrepartie de l'opération de swap sur carburant au cours des neuf premiers mois de l'exercice 2007 relativement au récent recul du prix du carburant sur le marché depuis la mi-septembre. Ce paiement a été reflété dans le coût du carburant des neuf premiers mois de l'exercice 2007. Les frais d'assurance, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,4 million de dollars, principalement en raison de l'incidence du moment du paiement de l'assurance contre les accidents du travail plus élevé à la période considérée. Les charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,9 million de dollars en raison des paiements relatifs aux contrats de location-exploitation versés pendant les neuf premiers mois de l'exercice 2007. Les coûts d'entretien, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,1 million de dollars, surtout en raison de la hausse du coût des pièces de rechange au cours des neuf premiers mois de l'exercice 2007.

Frais d'administration : Les frais d'administration des neuf premiers mois de l'exercice 2007 se sont établis à 12,3 millions de dollars comparativement à 9,2 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une hausse de 3,1 millions de dollars, ou 33,5 %. Exprimé en pourcentage des produits, le total des frais d'administration a augmenté pour s'établir à 10,1 % pour les neuf premiers mois de l'exercice 2007 contre 9,7 % pour les neuf premiers mois de l'exercice 2006. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 1,4 million de dollars du total de l'augmentation en dollars des frais d'administration, qui a été en partie contrebalancée par un recul de 0,3 million de dollars découlant des quatre contrats non inclus dans les résultats des neuf premiers mois de l'exercice 2007 et d'un contrat de services de gestion non inclus dans les résultats du troisième trimestre de l'exercice 2007. L'augmentation résiduelle de 2,0 millions de dollars des frais d'administration, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, est principalement imputable à la hausse des salaires, des honoraires professionnels, des frais de déplacement et des coûts liés aux installations.

Rémunération à base d'actions hors caisse : La rémunération à base d'actions hors caisse des neuf premiers mois de l'exercice 2007 s'est fixée à 1,9 million de dollars. Cette charge hors caisse a trait à l'attribution de 151 740 et de 138 333 actions ordinaires de catégorie B, série Deux de STA Holdings respectivement le 12 juillet 2006 et le 24 août 2006 dans le cadre du régime.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelles des neuf premiers mois de l'exercice 2007 s'est établie à 13,0 millions de dollars comparativement à 10,1 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une augmentation de 2,9 millions de dollars, surtout liée aux véhicules relatifs aux acquisitions et aux nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations corporelles est demeurée stable à 10,6 % pour les neuf premiers mois de l'exercice 2007 comparativement aux neuf premiers mois de l'exercice 2006.

Charge d'amortissement des immobilisations incorporelles : La charge d'amortissement des immobilisations incorporelles des neuf premiers mois de l'exercice 2007 s'est établie à 5,0 millions de dollars comparativement à 4,6 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une hausse de 0,4 million de dollars. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations incorporelles a reculé pour se fixer à 4,1 % pour les neuf premiers mois de l'exercice 2007 contre 4,8 % pour les neuf premiers mois de l'exercice 2006.

Perte d'exploitation : La perte d'exploitation s'est établie à 0,1 million de dollars pour les neuf premiers mois de l'exercice 2007, comparativement à un bénéfice d'exploitation de 3,0 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit un recul de 3,1 millions de dollars découlant des postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs des neuf premiers mois de l'exercice 2007 ont été de 12,0 millions de dollars comparativement à 9,7 millions de dollars pour les neuf premiers mois de l'exercice 2006. L'augmentation des intérêts débiteurs découle principalement d'une hausse d'environ 25,2 millions de dollars du niveau moyen de l'encours de la dette, jumelée à une augmentation de 0,3 million de dollars de l'amortissement des frais de financement reportés.

Perte latente sur contrats dérivés : La perte latente sur contrats dérivés est principalement imputable à la perte latente du contrats de change de 2,9 millions de dollars pour les neuf premiers mois de l'exercice 2007 et du gain latent sur contrats de change de 2,2 millions de dollars pour les neuf premiers mois de l'exercice 2006, ce qui reflète le rajustement à la juste valeur des contrats de change conclus à titre de couverture économique de l'exposition au risque de change entre le dollar américain et le dollar canadien des distributions sur titres IPS.

(Autres produits) autres charges, montant net : Les autres produits des neuf premiers mois de l'exercice 2007 s'est établi à 0,6 million de dollars, surtout en raison des gains de change et des gains sur cessions d'actifs réalisés, en partie contrebalancés par des pertes à la fermeture du bureau régional du Texas. Les autres charges des neuf premiers mois de l'exercice 2006 ont totalisé 41 milliers de dollars, et sont surtout liées à des pertes sur cessions d'actifs.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle s'est fixée à 14,4 millions de dollars pour les neuf premiers mois de l'exercice 2007, comparativement à une perte de 4,6 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une augmentation de 9,8 millions de dollars. La hausse de cette perte découle surtout de l'augmentation hors caisse de 5,0 millions de dollars de la perte latente sur contrats dérivés, de l'augmentation de 2,3 millions de dollars des intérêts débiteurs, et de la hausse de 3,1 millions de dollars de la perte liée aux postes d'exploitation analysés plus haut (qui comprend une augmentation de 3,3 millions de dollars des amortissements et une hausse de 1,9 million de dollars de la charge de rémunération à base d'actions hors caisse).

Part des actionnaires sans contrôle : La part des actionnaires sans contrôle de neuf premiers mois de l'exercice 2007 et des neuf premiers mois de l'exercice 2006 s'est établie respectivement à 108 milliers de dollars et à 96 milliers de dollars.

Perte nette : La perte nette des neuf premiers mois de l'exercice 2007 s'est établie à 8,8 millions de dollars, et comprend une économie d'impôts de 5,7 millions de dollars. La perte nette des neuf premiers mois de l'exercice 2006 s'est fixée à 3,0 millions de dollars, et comprend une économie d'impôts de 1,6 million de dollars. Le résultat net par action ordinaire a été de (0,42) $ et de (0,21) $ respectivement pour les neuf premiers mois de l'exercice 2007 et les neuf premiers mois de l'exercice 2006.

Situation de trésorerie et sources de financement

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire. La société affiche des flux de trésorerie négatifs, reflétant le caractère saisonnier du secteur du transport par autobus scolaires au cours des vacances estivales, jumelés au fait qu'à la même période, la société engage la majeure partie de ses dépenses en immobilisations de remplacement ainsi que les investissements en capital relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir. Par le passé, les dépenses en immobilisations de remplacement ont été financées au moyen d'emprunts sur la facilité de crédit de la société. Les capitaux d'investissement consentis à l'égard des nouveaux contrats obtenus à la suite d'appels d'offres ont par le passé été financés à même le produit tiré des titres de créances et titres de capitaux propres jumelé aux flux de trésorerie d'exploitation. Puisque la société subi des pertes d'exploitation au cours du premier trimestre de l'exercice, les distributions sur titres IPS sont financées à même les flux de trésorerie autres que d'exploitation pour le premier trimestre intermédiaire de l'exercice. Les trimestres ultérieurs de l'exercice génèrent des flux de trésorerie excédentaires, puisque les écoles sont ouvertes et en raison du fait que la majorité des dépenses en immobilisations de remplacement et en capitaux d'investissement ont lieu au premier trimestre intermédiaire. En raison de ce caractère saisonnier, la société calcule ses flux de trésorerie disponibles sur une base annuelle. Par le passé, la société a financé ses distributions sur titres IPS à même les flux de trésorerie d'exploitation sur une base annuelle.

Le 12 juillet 2006, la société a clôturé son acquisition de Simcoe Coach Lines Ltd. (« Simcoe »), située à Sutton, en Ontario. Le 30 novembre 2006, la société a acquis l'actif de H. Burley Truck and Bus Repair, Ltd. et de 1106593 Ontario Limited (« Burley »), située à Peterborough, en Ontario. La contrepartie pour ces acquisitions a totalisé 10,8 millions de dollars. Les flux de trésorerie affectés aux acquisitions de Simcoe et de Burley, jumelés aux sorties de fonds à ce jour pour les véhicules acquis à l'égard des nouveaux contrats productifs et contrats obtenus à la suite d'appels d'offres pour l'année scolaire 2006-2007 ont réduit le solde des flux de trésorerie à la fin de l'exercice 2006 d'environ 5,5 millions de dollars ainsi que la disponibilité des prélèvements à même les facilités de crédit du contrat d'emprunt d'environ 10,8 millions de dollars au cours des neuf premiers mois de l'exercice 2007.

En décembre 2006, la société a refinancé sa dette de premier rang en vertu de son contrat d'emprunt existant. La date d'échéance du contrat d'emprunt existant était le 21 décembre 2007. Le 14 décembre 2006, la société a conclu un nouveau contrat d'emprunt modifié et rajusté (le «deuxième contrat d'emprunt modifié et rajusté») et, parallèlement, a réalisé une nouvelle émission de billets garantis de premier rang (les «billets garantis de premier rang») en vertu d'une opération de placement privé. Le deuxième contrat d'emprunt modifié et rajusté comporte un engagement initial d'environ 75,0 millions de dollars et comprend une facilité de crédit de 45,0 millions de dollars US et une facilité de crédit de 33,0 millions de dollars CA, ces deux facilités étant disponibles aux fins du financement des besoins en fonds de roulement et des besoins relatifs aux acquisition et aux investissements à l'égard des nouveaux contrats productifs et contrats obtenus à la suite d'appels d'offres. La société peut demander une augmentation de l'engagement initial de 75,0 millions de dollars pouvant atteindre 50,0 millions de dollars en engagements additionnels, à la condition qu'aucun défaut ou événement de défaut ne se soit produit et ne soit en cours. Chaque prêteur en vertu du deuxième contrat d'emprunt modifié et rajusté dispose de l'option de souscrire une tranche de cette augmentation, et toute tranche non souscrite peut être prise en charge par un ou plus des prêteurs existants ou par une autre institution financière convenue par la société et l'agent aux termes du contrat. Le deuxième contrat d'emprunt modifié et rajusté a une durée de cinq ans et vient à échéance le 14 décembre 2011. Les billets garantis de premier rang consistent en des billets garantis de premier rang à taux fixe d'une durée de cinq ans de 35,0 millions de dollars assortis d'un coupon de 5,941 %. Les billets garantis de premier rang sont de rang égal aux emprunts en vertu du deuxième contrat d'emprunt modifié et rajusté, et viennent aussi à échéance le 14 décembre 2011. Les emprunts en vertu du deuxième contrat d'emprunt modifié et rajusté sont garantis par les actifs non grevés de STA Holdings et de ses sociétés affiliées, et par certaines actions du capital social de STA Holdings et du capital social de chacune de

ses filiales. En outre, le paiement et l'acquittement des obligations en vertu du deuxième contrat d'emprunt modifié et rajusté sont garantis par chacune des filiales de STA Holdings. Les emprunts en vertu des billets garantis de premier rang sont garantis par les actifs non grevés de STA Holdings et de ses sociétés affiliées américaines, et par certaines actions du capital social de STA Holdings et du capital social de chacune de ses filiales américaines. En outre, le paiement et l'acquittement des obligations en vertu des billets garantis de premier rang sont garantis par chacune des filiales américaines de STA Holdings. En mars 2007, la société a modifié le deuxième contrat d'emprunt modifié et mis à jour pour en augmenter le ratio de levier financier total en vertu du contrat de 4,6 à 4,8.

Le produit net combiné des emprunts initiaux en vertu du deuxième contrat d'emprunt modifié et mis à jour et de l'émission des billets garantis de premier rang a été affecté au refinancement des emprunts en cours en vertu du contrat d'emprunt existant (emprunts en vertu de prêts renouvelables et aux fins d'acquisitions de 26,9 millions de dollars et emprunts en vertu du prêt à terme de 24,8 millions de dollars) et au financement du rachat de 8,6 millions de dollars des actions de catégorie B, série Un de STA Holdings le 22 décembre 2006.

Les emprunts en vertu du deuxième contrat d'emprunt modifié et rajusté peuvent prendre la forme de prêts au taux de base ou de prêts en eurodollars, comme il est défini dans le contrat d'emprunt. Les prêts au taux de base portent intérêt au taux de base, comme il est défini dans le contrat d'emprunt (8,25 % au 31 mars 2007), plus la marge applicable, qui s'échelonne de 0 % à 0,75 %, selon le ratio de levier financier de premier rang à la date d'établissement du taux. Les prêts en eurodollars portent intérêt au LIBOR rajusté, comme il est défini dans le contrat d'emprunt (5,36 % au 31 mars 2007, plus la marge applicable, qui s'échelonne de 1,5 % à 2,25 %, selon le ratio de levier financier de premier rang de STA Holdings à la date d'établissement du taux.

Le deuxième contrat d'emprunt modifié et rajusté et la convention de billets garantis de premier rang permettent tous deux des emprunts de premier rang totaux n'excédant pas 5,0 millions de dollars relativement au rachat possible d'une tranche des billets subordonnés à 14 % en cours ou des titres IPS en circulation en vertu des offres publiques de rachat dans le cours normal des affaires approuvées par la TSX.

Le 29 mars 2007, STA a émis 3 010 000 actions ordinaires en vertu du placement privé d'actions ordinaires. Le produit net de 16,2 millions de dollars (déduction faite des commissions et des frais) a été affecté en totalité au remboursement de la dette en vertu de la facilité de crédit, y compris les emprunts temporaires affectés au financement du rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et impayés à la date du rachat) analysé plus haut et aux emprunts en cours aux fins d'acquisition. Les actions ordinaires émises sont égales aux actions ordinaires incluses à titre de composante capitaux propres des titres IPS.

Au cours des neuf premiers mois de l'exercice 2007, les flux de trésorerie provenant de l'exploitation ont totalisé 2,0 millions de dollars, ce qui reflète une affectation de 8,0 millions de dollars au fonds de roulement net. Les activités d'investissement de la société pour les neuf premiers mois de l'exercice 2007 se sont traduites par l'utilisation de flux de trésorerie de 20,4 millions de dollars. Ces activités d'investissement comprennent i) les acquisitions de Simcoe et de Burley, clôturées pendant les neuf premiers mois de l'exercice 2007, ii) les dépenses en immobilisations liées aux nouveaux contrats obtenus à la suite d'appels d'offres et nouveaux contrats productifs additionnels attribués à des terminaux existants de 10,0 millions de dollars, et iii) un produit de 0,9 million de dollars tiré de la vente de matériel. Les activités de financement de la société pour les neuf premiers mois de l'exercice 2007 se sont traduites par une source de flux de trésorerie de 14,8 millions de dollars. Ces activités de financement comprennent i) un produit net de 16,2 millions de dollars tiré de l'émission d'actions ordinaires réalisée le 29 mars 2007, ii) un produit brut de 35,0 millions de dollars tiré de l'émission de billets de premier rang, iii) un montant de 8,6 millions de dollars lié au rachat de la totalité des actions ordinaires de catégorie B, série Un en circulation de STA Holdings, iv) des emprunts de 81,8 millions de dollars à même le contrat d'emprunt (y compris l'emprunt initial en vertu du deuxième contrat d'emprunt modifié et mis à jour) et des remboursements de 98,8 millions de dollars en vertu du contrat d'emprunt (y compris des remboursements, en vertu du contrat d'emprunt antérieur, du capital du prêt à terme et des intérêts courus de 24,8 millions de

dollars et le transfert de facilités de crédit aux fins d'acquisition et renouvelables de 26,9 millions de dollars), v) un paiement de 1,6 million de dollars relatif aux frais d'opération liés au refinancement de la dette de premier rang en décembre 2006, vi) des paiements de dividendes de 8,1 millions de dollars versés au cours des neuf premiers mois de l'exercice 2007, vii) le rachat de 0,5 million de dollars de titres IPS dans le cadre d'une offre publique de rachat dans le cours normal des affaires et viii) des remboursements de 0,7 million de dollars sur la dette du vendeur et autres dettes.

Au 31 mars 2007, l'encours de la dette en vertu du deuxième contrat d'emprunt modifié et mis à jour et la convention d'achat de billets s'établissaient respectivement à 7,0 millions de dollars et à 35,0 millions de dollars. La société avait des emprunts disponibles d'environ 66,9 millions de dollars en vertu des facilités de crédit initiales du deuxième contrat d'emprunt modifié et mis à jour (excluant les engagements additionnels de 50 millions de dollars que la société peut demander en vertu du deuxième contrat d'emprunt modifié et mis à jour). En outre, au 31 mars 2007, l'encours de la dette comprenait des billets d'environ 4,0 millions de dollars dus à des anciens propriétaires et découlant du financement de matériel, et des billets subordonnés et billets subordonnés distincts de 77,6 millions de dollars. Le deuxième contrat d'emprunt modifié et mis à jour ainsi que la convention d'achat de billets ont toutes deux une durée de cinq ans et viennent à échéance le 14 décembre 2011 alors que les billets subordonnés et les billets subordonnés distincts ont une durée de 12 ans et viennent à échéance et seront dus le 21 décembre 2016. Les billets dus à des anciens propriétaires et les montants découlant du financement de matériel ont des dates d'échéance diverses jusqu'à l'exercice 2008.

La société prévoit être en mesure de renouveler ou de refinancer les diverses facilités de crédit lorsqu'elles viendront à échéance aux taux alors en vigueur sur le marché.

Le 27 juillet 2006, la société a conclu un contrat de location-exploitation avec GE Capital visant la location de véhicules scolaires de remplacement nécessaires pour l'année scolaire 2006-2007 à venir pour environ 5,4 millions de dollars. La durée du contrat est de six ans à un taux implicite d'environ 6,7 %. Les paiements annuels sur le contrat de location-exploitation se situeront à environ 1,2 million de dollars par année pour la durée du contrat, et la société a comptabilisé une charge de location-exploitation de 0,5 million de dollars pour les neuf premiers mois de l'exercice 2007. Le 21 décembre 2006, la société a loué des véhicules scolaires de remplacement additionnels de 1,4 million de dollars pour l'année scolaire 2007-2008. La durée du contrat de location pour des véhicules additionnels pour l'exercice 2007-2008 est de six ans à un taux implicite de 5,8 %. Les paiements annuels relatifs à ces véhicules additionnels pour l'exercice 2007-2008 s'établiront à environ 0,2 million de dollars par année pendant la durée du contrat de location.

Au 31 mars 2007, nous exploitions une flotte d'environ 4 500 véhicules. Nous consommons de grandes quantités de carburant dans le cadre de nos activités. Rien ne garantit que nous serons en mesure de nous protéger de façon appropriée contre des augmentations de ces coûts à l'exception de ce qui est prévu aux contrats. Le 5 septembre 2006, la société a conclu un swap sur marchandises avec une institution financière pour réduire son exposition à la variation du prix du carburant sur le marché. Le swap sur marchandises fixe le prix du mazout à 2,10 $ le gallon pour un montant notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Ce swap est désigné à titre de couverture de l'exposition sous-jacente liée aux achats de carburant au cours de l'exercice 2007. Les montants échangés par les parties seront calculés en fonction du montant notionnel et d'autres modalités du swap. En raison de la corrélation entre l'instrument de couverture sur mazout et l'exposition sous-jacente des achats de carburant couverts, la variation de la valeur du swap sur mazout sera généralement contrebalancée par la variation de la valeur des achats de carburant sous-jacents. La société a versé un montant d'environ 0,9 million de dollars à la contrepartie en vertu du swap sur carburant au cours des neuf premiers mois de l'exercice 2007 relativement au récent déclin du prix du carburant sur le marché. La juste valeur de la couverture de carburant qui est reportée et sortie du bilan au 31 mars 2007 s'établit à une perte d'environ 0,2 million de dollars. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque de défaillance de la contrepartie est faible.

Le 19 juillet 2006, la société a conclu un contrat visant la privatisation des services de transport de la commission scolaire Altoona Area située à Altoona, en Pennsylvanie (la «conversion d'AASD»). Le contrat a une durée de cinq ans à compter de l'année scolaire 2006-2007. La conversion d'AASD est une des plus importantes conversions de l'histoire de la Pennsylvanie et la plus importante de la société depuis sa constitution.

Le 1er mai 2006, la société a conclu l'acquisition de la société Positive Connections, Inc. (« PCI ») située en Illinois. L'acquisition a ajouté 400 véhicules et a établi une nouvelle plateforme d'activités et de croissance dans le MidWest, ajoutant six emplacements au sein de deux États, l'Illinois et le Minnesota.

Au cours de l'exercice 2006, la société a conclu un contrat de cinq ans avec la commission scolaire Riverside Unified en Californie («Riverside»), commençant à compter de l'année scolaire 2006 – 2007. Aux termes de ce nouveau contrat d'une durée de cinq ans, la commission scolaire est responsable de l'achat du carburant.

Au cours de l'exercice 2006, la société a conclu un nouveau contrat de cinq ans à Hudson, au New Hampshire, qui comprend une disposition de prix plafond du carburant relativement à l'achat de carburant. En mai 2006, la société a conclu un nouveau contrat de cinq ans à Peterborough, au New Hampshire, qui comprend une disposition en vertu de laquelle la totalité du carburant est acquitté par le client. Ces contrats commencent avec l'année scolaire 2006-2007 et ont été conclus avec des commissions scolaires situées près de plusieurs terminaux de la société dans cet état.

La société n'a pas renouvelé quatre contrats pour l'exercice 2007, représentant environ 7,0 millions de dollars de produits à l'exercice complet de 2006, et s'est retirée d'un autre contrat de services de gestion en Californie avec prise d'effet le 31 décembre 2006. Un contrat visant 33 autobus en Oregon a été perdu à la suite d'un appel d'offres. Il s'agissait du seul contrat que la société détenait en Oregon. La société a vendu la flotte de véhicules usagés utilisés pour le contrat de l'Oregon et a réinvesti le produit net dans des véhicules scolaires pour le nouveau contrat de conversion de l'AASD. Deux contrats représentaient des contrats de services gérés au Texas où les commissions scolaires étaient propriétaires de la flotte. Un de ces contrats a été perdu à la suite d'un appel d'offres alors que l'autre n'a pas été renouvelé par la société. Conformément à notre stratégie d'affaires, la société est d'avis qu'il n'est pas rentable d'exercer des activités dans un seul emplacement au sein d'une région. Le quatrième contrat était situé dans le nord de l'État de New York. La commission scolaire cliente de l'État de New York détenait et gérait à l'interne la majorité des véhicules nécessaires et avait conclu des contrats visant une partie des véhicules nécessaire avec la société. La commission scolaire a réduit le nombre de circuits (et de véhicules nécessaires) au cours de l'exercice 2006 et a éliminé ces circuits des services privés fournis par la société. Cette réduction des circuits signifie que pour la société, il est devenu impossible d'un point de vue économique de fournir des services à la commission scolaire. Par conséquent, la société a décidé de retirer son acceptation à l'égard de la prolongation du contrat. En outre, la société s'est retirée du contrat de services de gestion en Californie où la commission scolaire a décidé de réintégrer les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Nous avons l'intention d'obtenir, de manière sélective, des contrats au moyen de nouveaux appels d'offres et contrats de conversion, et de rechercher des occasions d'acquisitions additionnelles dans la mesure où il nous est possible de les financer à même les flux de trésorerie d'exploitation, le financement disponible en vertu de notre facilité de crédit et l'émission potentielle de titres IPS additionnels.

Liquidités disponibles aux fins de distribution

Les liquidités disponibles aux fins de distribution ne se veulent pas une mesure représentative des flux de trésorerie ni des résultats d'exploitation établis conformément aux principes comptables généralement reconnus (« PCGR ») du Canada et n'ont pas de définition standardisée prescrite par les PCGR du Canada. Les liquidités disponibles aux fins de distribution peuvent ne pas être comparables à des mesures semblables utilisées par d'autres sociétés ou fiducies de revenu. Nos liquidités disponibles aux fins de distribution sont composées de ce qui suit : i) les flux de trésorerie d'exploitation rajustés pour tenir compte : a) des variations des éléments hors caisse liés au fonds de roulement, b) des variations des autres actifs et passifs, et c) des intérêts débiteurs au comptant, moins ii) la part des actionnaires sans contrôle dans les flux de trésorerie des filiales (dividendes sur les actions ordinaires de catégorie B, série Un et série Deux de STA Holdings), iii) les intérêts débiteurs au comptant autres que les intérêts au comptant sur les billets subordonnés IPS et iv) les dépenses en immobilisations pour l'entretien. Les dépenses en immobilisations pour l'entretien correspondent principalement aux montants dépensés pour des véhicules de remplacement afin de maintenir les contrats productifs existants.

Le BAIIA est une mesure financière non conforme aux PCGR, mais la direction est d'avis qu'elle est utile pour évaluer le rendement de STA. Les lecteurs sont mis en garde quant au fait que cette mesure ne doit pas être interprétée comme un remplacement du bénéfice net ou de la perte nette ou d'une autre mesure comparable établie selon les PCGR à titre d'indicateur du rendement de la société ou à titre de mesure de sa situation de trésorerie ou de ses flux de trésorerie. La méthode utilisée par la société pour calculer les mesures non conformes aux PCGR peut différer des méthodes utilisées par d'autres émetteurs et, par conséquent, les mesures non conformes aux PCGR de la société peuvent ne pas être comparables aux mesures portant des titres semblables utilisées par d'autres émetteurs. Le BAIIA représente le bénéfice avant intérêt, impôts sur les bénéfices, amortissement, éléments hors caisse comme la participation sans contrôle, le gain latent ou la perte latente sur les contrats de change et la charge de rémunération à base d'actions hors caisse, et autres bénéfices ou pertes.

Liquidités disponibles aux fins de distribution – rapprochement des flux de trésorerie d'exploitation et des liquidités disponibles aux fins de distribution.

(en milliers, sauf les montants par part)		Trimestre terminé le 31 mars 2007		Trimestre terminé le 31 mars 2006		Période de neuf mois terminée le 31 mars 2007		Période de neuf mois terminée le 31 mars 2006	
Flux de trésorerie d'exploitation		7 729	$	5 883	$	2 046	$	5 800	$
Rajustements :									
Variation des éléments hors caisse liés au fonds de roulement		(503)		(25)		7 980		3 549	
Variation des autres actifs et passifs		(105)		203		(471)		(218)	
Flux de trésorerie autres que d'exploitation		(333)		–		(463)		–	
Intérêts débiteurs au comptant		3 652		2 965		10 615		8 588	
BAIIA		10 440		9 026		19 707		17 719	
Moins :									
Part des actionnaires sans contrôle dans les flux de trésorerie de filiales		(76)		(191)		(524)		(573)	
Intérêts débiteurs (autres que hors caisse et billets subordonnés IPS)		(1 268)		(1 204)		(3 417)		(3 676)	
Flux de trésorerie autres que d'exploitation		333		–		463		–	
Impôts sur les bénéfices payés au comptant		–		(32)		(89)		(179)	
Dépenses en immobilisations d'entretien, montant net		(78)		(169)		(978)		(4 996)	
Liquidités disponibles aux fins de distribution	$ US	9 351	$	7 430	$	15 162	$	8 295	$
Liquidités disponibles aux fins de distribution	**$ CA**	**11 169**	$	**8 954**	$	**18 050**	$	**10 113**	$
Total des distributions									
Intérêts sur les billets subordonnés IPS	$ CA	2 787	$	2 138	$	8 379	$	5 991	$
Dividendes sur actions ordinaires IPS	$ CA	2 879		2 124		8 656		5 967	
Dividendes sur actions ordinaires		140		–		140		–	
Total des distributions	**$ CA**	**5 806**	$	**4 262**	$	**17 175**	$	**11 958**	$

Les liquidités disponibles aux fins de distribution pour le trimestre et la période de neuf mois terminés le 31 mars 2007 sont converties en dollars canadiens aux taux moyens pondérés respectivement de 1,1944 $ CA et de 1,1905 $ CA pour 1,00 $ US. La société conclu un contrat de change à terme de cinq ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. En juin 2006, la société a conclu un contrat tunnel de deux ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres IPS émis dans le cadre de l'acquisition ferme et de l'augmentation de 0,02 $ CA des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. Les opérations tunnel permettent à la société d'acheter des dollars canadiens à un taux de change s'échelonnant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. En avril, la société a prolongé l'opération tunnel pour six mois additionnels jusqu'en janvier 2008 à un taux de change se situant entre 1,100 $ CA et 1,1740 $ CA pour 1,00 $ US. Selon les contrats à terme et les contrats tunnel, la société a actuellement des contrats visant environ 60 % des distributions actuellement prévues pour les cinq prochains exercices et 85 % des distributions actuellement prévues jusqu'en janvier 2009. La société a l'intention de financer une partie du montant restant des distributions actuellement prévues au moyen des flux de trésorerie tirés des activités canadiennes de la société alors que nous poursuivons la croissance de nos flux de trésorerie libellés en dollars canadiens au moyen de la mise en œuvre de notre stratégie de croissance au Canada.

Par le passé, les activités de STA Inc. ont généré des flux de trésorerie négatifs au premier trimestre de l'exercice, reflétant le caractère saisonnier du secteur du transport scolaire au cours des vacances estivales, jumelé au fait que la majorité des dépenses en immobilisations de remplacement sont engagées au premier trimestre de l'exercice. Les trimestres ultérieurs de l'exercice génèrent des flux de trésorerie excédentaires, puisque les écoles sont ouvertes et que la majeure partie des dépenses en immobilisations de remplacement ont déjà été engagées. En raison de ce caractère saisonnier, la société calcule ses flux de trésorerie disponibles sur une base annuelle.

En juillet 2006, la société a conclu un programme de location-exploitation avec GE Capital visant le remplacement des véhicules mis en service au cours du troisième trimestre de l'exercice 2007, réduisant ainsi ses dépenses en immobilisations d'entretien de 5,4 millions de dollars, et entraînant une amélioration des flux de trésorerie disponibles aux fins de distribution. Les paiements liés à ces contrats de location-exploitation ont totalisé 0,5 million de dollars pour les neuf premiers mois de l'exercice 2007. Le 21 décembre 2006, la société a loué des véhicules scolaires de remplacement additionnels de 1,4 million de dollars pour l'année scolaire 2007-2008. La durée du contrat de location pour ces véhicules additionnels pour l'exercice 2007-2008 est de six ans à un taux implicite de 5,8 %. Les paiements annuels sur les contrats de location-exploitation pour des véhicules additionnels pour l'exercice 2007-2008 seront d'environ 0,2 million de dollars par année pour la durée du contrat. La société n'a pas comptabilisé de charge de location-exploitation pour les neuf premiers mois de l'exercice 2007 à l'égard de ces véhicules pour l'année scolaire 2007-2008. Le programme de location-exploitation n'était pas en vigueur au cours de l'exercice 2006. Par le passé, la société a acheté ses véhicules de remplacement principalement au cours du troisième trimestre de chaque exercice.

Les activités de la société sont menées, et son bénéfice réalisé, principalement en dollars américains, alors que les distributions aux porteurs de ses titres IPS sont versées en dollars canadiens. Les flux de trésorerie disponibles aux fins de distribution aux porteurs de titres IPS sont présentés en dollars canadiens au bénéfice des investisseurs, et désignés par la mention dollars CA.

Pour les neuf premiers mois de l'exercice 2007, les distributions sur les titres IPS ont totalisé 14,3 millions de dollars (17,0 millions de dollars CA). Ces distributions comprennent les dividendes sur la composante action ordinaire de STA des titres IPS et les paiements d'intérêts sur la composante billets subordonnés des titres IPS tant pour les titres IPS que pour les titres IPS ayant été divisés par les porteurs de titres. Les dividendes sur les actions ordinaires émises dans le cadre du placement privé d'actions ordinaires le 29 mars 2007 se sont établis à 0,1 million de dollars (0,1 million de dollars CA). En outre, STA Holdings a déclaré un dividende sur ses actions ordinaires de catégorie B en circulation totalisant 0,5 million de dollars pour les neuf premiers mois de l'exercice 2007.

Données sur les actions en circulation

Au 31 mars 2007, la société avait 23 718 554 actions ordinaires émises et en circulation, dont une tranche de 20 704 554 est représentée par des titres IPS, une tranche de 4 000 est constituée d'actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires et une tranche de 3 010 000 représente les actions ordinaires émises le 29 mars 2007 dans le cadre du placement privé d'actions ordinaires seulement. Au 9 mai 2007, la société avait 23 718 554 actions ordinaires émises et en circulation et 20 704 554 titres IPS en circulation. Chaque titre IPS est constitué d'une action ordinaire de STA Ltd. et d'un montant en capital de 3,847 $ CA de billets subordonnés à 14 %.

Informations quantitatives et qualitatives au sujet du risque de marché

Dans le cours normal des affaires, nous sommes exposés à des risques de marché découlant de variations défavorables des taux d'intérêt et du taux de change entre le dollar canadien et le dollar américain. Le risque de marché est défini à ces fins comme la variation possible de la juste valeur de marché des actifs et des passifs financiers découlant d'une variation défavorable de ces taux. Il n'y a eu aucun changement important de l'exposition de la société aux risques de marché susmentionnés.

Dans le cours normal des affaires, nous sommes aussi exposés à la variation du prix du carburant sur le marché. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre pour fixer le prix du marché sur une tranche d'environ 35 % de son exposition, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix du carburant, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci.

Sommaire des résultats trimestriels

	T4 2005	T1 2006	T2 2006	T3 2006	T4 2006	T1 2007	T2 2007	T3 2007
Produits d'exploitation	30 207 $	19 844 $	35 358 $	39 933 $	37 860 $	26 116 $	46 938 $	49 248 $
Perte nette	(2 090) $	(1 426) $	(1 177) $	(435) $	(857) $	(6 146) $	(2 414) $	(242) $
Résultat par action	(0,16) $	(0,11) $	(0,08) $	(0,03) $	(0,04) $	(0,30) $	(0,12)	(0,01) $

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui englobe les vacances scolaires estivales.

Contrôle interne à l'égard de l'information financière

Aucun changement concernant le contrôle interne à l'égard de l'information financière n'est survenu au cours du trimestre terminé le 31 mars 2007 qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière. Toutefois, nous améliorons de manière continue notre infrastructure et nos contrôles.

Opérations entre parties reliées

La société utilise Coast Cities Truck Sales, Inc. («Coast Cities»), concessionnaire en matériel de transport, principalement en vue de l'aider dans l'achat et la cession des véhicules de sa flotte sous l'égide du président et chef de l'exploitation de la société. Coast Cities offre également des services de consultation à la société, aidant à l'évaluation de la flotte dans ses efforts d'acquisition. Les services d'évaluation de la flotte sont offerts gratuitement. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'achat et de cession des véhicules de la flotte sont offerts sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. La société est d'avis que cet arrangement se rapproche du coût d'un arrangement sans lien de dépendance de même nature. La société a versé 0,1 million de dollars à Coast Cities au cours des neuf premiers mois de l'exercice 2007.

Événements postérieurs à la date du bilan

Le 3 avril 2007, la société a prolongé ses contrats tunnel de juillet 2008 à décembre 2008. Les contrats tunnel permettent à la société d'acheter des dollars canadiens à un taux de change se situant entre 1,10 $ CA et 1,174 $ CA pour 1,00 $ US. Ces contrats tunnel couvrent une tranche de 0,5 million de dollars CA des distributions mensuelles sur titres IPS.

Le 10 avril 2007, la société a conclu trois contrats de change mensuels additionnels à un taux de 1,1122 $ CA pour 1,00 $ US afin de couvrir une tranche d'environ 1,2 million de dollars CA des distributions mensuelles sur titres IPS de janvier 2012 à mars 2012.

Énoncés prospectifs

Certains énoncés contenus dans le présent rapport de gestion sont des énoncés prospectifs au sens des lois applicables en valeurs mobilières, qui reflètent les attentes de la direction à l'égard des produits, des charges, du caractère saisonnier, de la situation de trésorerie, du rendement des nouvelles activités acquises ou obtenues à la suite d'appels d'offres, de la capacité d'emprunt, de la capacité de renouveler ou de refinancer diverses facilités de crédit lorsqu'elles viennent à échéance, de la capacité de mettre en œuvre la stratégie de croissance et les distributions au comptant de la société, de même que de la croissance, des résultats d'exploitation, du rendement, des perspectives ou des occasions d'affaires futurs de l'émetteur et de la société. Les énoncés prospectifs peuvent habituellement être repérés par l'utilisation du conditionnel ou du futur, et des termes prospectifs comme «s'attendre à», «avoir l'intention de», «estimer», «prévoir», «croire», «devoir», «planifier» ou «continuer», ou d'autres termes semblables suggérant des issues ou des événements futurs.

Ces énoncés prospectifs reflètent les attentes actuelles de la société à l'égard d'événements et du rendement de l'exploitation futurs, et sont en date du présent rapport de gestion uniquement. Les énoncés prospectifs comportent des risques et des incertitudes importants, ne doivent pas être considérés comme des garanties du rendement ou des résultats futurs, et ne représentent pas nécessairement des indications exactes, à savoir si ledit rendement ou lesdits résultats seront atteints ou non ou quand ils le seront. Un certain nombre de facteurs pourraient faire en sorte que les résultats réels diffèrent de façon importante des résultats présentés dans les énoncés prospectifs, entre autres, sans s'y limiter, les facteurs analysés à la rubrique «Facteurs de risque», notamment notre incapacité à contrôler nos charges d'exploitation, nos importantes dépenses en immobilisations, notre dépendance à l'égard de certains membres clés de notre personnel, la syndicalisation possible d'un plus grand nombre de nos employés, notre stratégie d'acquisition, notre incapacité à atteindre nos objectifs d'affaires, la concurrence importante présente dans notre secteur, les frais d'assurance à la hausse, de nouvelles lois et nouveaux règlements gouvernementaux, notre protection insuffisante à l'égard de certaines pertes, les exigences environnementales, le caractère saisonnier de notre secteur, notre incapacité à maintenir des lettres de crédit et des garanties de bonne exécution, et la résiliation de certains de nos contrats pour des raisons qui échappent à notre contrôle. Les facteurs et hypothèses importants sous-jacents aux énoncés prospectifs comprennent le maintien de contrats et la rétention de la clientèle, les niveaux actuel et futur des charges, la disponibilité cibles d'acquisition de qualité, les occasions d'appels d'offres et de conversions, la disponibilité de crédit et les ratios financiers actuels, ainsi que les résultats d'exploitation et le rendement actuels et historiques. Bien que les énoncés prospectifs contenus dans le présent rapport de gestion soient fondés sur ce que l'émetteur et la société croient être des hypothèses raisonnables, les investisseurs ne peuvent être certains que les résultats réels seront conformes à ces énoncés prospectifs et les différences peuvent être importantes. Ces énoncés prospectifs sont effectués à la date du présent rapport de gestion et l'émetteur et la société n'ont nullement l'obligation de les mettre à jour ou de les réviser pour tenir compte de nouveaux faits ou circonstances autrement qu'à l'égard des exigences de la loi applicable.

Conventions et estimations comptables critiques

La préparation d'états financiers consolidés intermédiaires selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et pose des hypothèses qui influent sur les montants constatés des actifs et passifs à la date des états financiers et sur les montants constatés des produits et des charges au cours de la période visée. Les conventions comptables critiques utilisées pour dresser les états financiers consolidés intermédiaires sont conformes à celles présentées dans nos états financiers vérifiés pour l'exercice terminé le 30 juin 2006. Certaines des estimations et hypothèses que la direction est tenue de faire se rapportent à des questions qui sont en elles-mêmes incertaines parce qu'elles ont trait à des événements futurs. La direction fonde ces estimations sur les résultats passés et sur diverses autres hypothèses que nous jugeons raisonnables et pertinentes. Les résultats réels peuvent différer considérablement de ces estimations. Aucune modification importante n'a été apportée aux conventions et estimations comptables critiques au cours du troisième trimestre terminé le 31 mars 2007.

Facteurs de risque

Le prix du carburant, les frais d'assurance et les coûts d'entretien sont des frais d'exploitation sur lesquels nous exerçons peu ou pas de contrôle. Bien que certains contrats conclus avec nos clients prévoient des hausses de prix automatiques ou d'autres formes de protection contre les augmentations du prix du carburant ou des frais d'assurance, des augmentations importantes du prix du carburant, des frais d'assurance ou des coûts d'entretien pourraient avoir une incidence sur nos coûts et sur le caractère abordable de nos services pour nos clients. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre pour fixer le prix du marché alors en vigueur sur une tranche d'environ 35 % de son exposition au prix du carburant, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci. Par ailleurs, compte tenu de la disponibilité de chauffeurs qualifiés et de la concurrence à laquelle nous faisons face dans leur recrutement, nous pourrions n'avoir que peu de contrôle sur les salaires que nous leur versons. Toute difficulté à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence sur nos coûts et, ultimement, entraîner la perte de contrats en raison de l'incapacité d'assurer la prestation des services. Par conséquent, un accroissement important de nos charges d'exploitation, sans égard aux tentatives d'atténuation de l'exposition à ces charges d'exploitation, ou de notre incapacité à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence négative sur notre société, sur notre situation financière, sur nos résultats d'exploitation et sur nos flux de trésorerie.

L'émetteur et la société sont assujettis à un certain nombre de risques additionnels à ce qui précède. Pour une description de ces facteurs de risque, voir la notice annuelle de la société datée du 26 septembre 2006 dont un exemplaire peut être obtenu à l'adresse www.sedar.com.

ÉTATS FINANCIERS CONSOLIDÉS NON VÉRIFIÉS
Student Transportation of America Ltd.
Pour les trois mois et les neuf mois terminés le 31 mars 2007

Voir la note 4 pour le sommaire des informations financières consolidées

Student Transportation of American Ltd.

États financiers consolidés non vérifiés

31 mars 2007

Table des matières

Student Transportation of America Ltd.
Bilans consolidés non vérifiés
(en milliers de dollars américains)

	Au 31 mars 2007		Au 30 juin 2006	
Actif				
Actif à court terme :				
Trésorerie et équivalents de trésorerie	4 095	$	7 688	$
Débiteurs, déduction de la provision pour créances douteuses de respectivement 99 $ et 116 $ au 31 mars 2007 et au 30 juin 2006	19 096		12 206	
Stocks	1 746		1 584	
Charges payées d'avance	8 510		5 989	
Autres actifs à court terme (note 8)	2 813		3 464	
Total de l'actif à court terme	36 260		30 931	
Autres actifs	7 618		7 935	
Immobilisations corporelles, montant net	96 301		95 546	
Contrats de change (note 8)	1 279		3 976	
Autres actifs incorporels, montant net (note 3)	48 221		51 658	
Écart d'acquisition (note 3)	71 548		64 133	
Total de l'actif	261 227	$	254 179	$
Passif et capitaux propres				
Passif à court terme:				
Créditeurs	1 883	$	1 577	$
Charges à payer et autres passifs à court terme	14 024		12 426	
Tranche échéant à moins d'un an de la dette à long terme	3 414		2 450	
Total du passif à court terme	19 321		16 453	
Dette à long terme (note 4)	120 181		106 931	
Passifs d'impôts futurs	26 869		32 540	
Total du passif	166 371		155 924	
Engagements et éventualités				
Par des actionnaires sans contrôle (note 6)	2 116		7 419	
Capitaux propres				
Actions ordinaires (note 5)	128 000		112 061	
Déficit accumulé	(32 765)		(16 326)	
Écarts de conversion	(2 495)		(4 899)	
Total des capitaux propres	92 740		90 836	
Total du passif et des capitaux propres	261 227	$	254 179	$

Voir les notes afférentes aux états financiers consolidés non vérifiés.

Student Transportation of American Ltd.
États des résultats et du déficit accumulé consolidés non vérifiés
(en milliers de dollars américains, sauf le nombre d'actions et les montants par action)

	Trois mois terminés le 31 mars 2007		Trois mois terminés le 31 mars 2006		Neuf mois terminés le 31 mars 2007		Neuf mois terminés le 31 mars 2006	
Produits d'exploitation	49 248	$	39 933	$	122 302	$	95 135	$
Coûts et charges :								
Coût d'exploitation	34 598		27 348		90 253		68 168	
Frais d'administration	4 210		3 559		12 342		9 248	
Rémunération à base d'actions hors caisse	-		-		1 862		-	
Charge d'amortissement des immobilisations corporelles	5 554		4 448		12 982		10 127	
Charge d'amortissement des actifs incorporels	1 667		1 544		4 992		4 565	
Total des charges d'exploitation	46 029		36 899		122 431		92 108	
Bénéfice (perte) d'exploitation	3 219		3 034		(129)		3 027	
Intérêts débiteurs	3 880		3 258		12 015		9 714	
Perte latente (gain latent) sur instruments dérivés	61		282		2 857		(2 174)	
Autres charges (produits), montant net	(369)		(4)		(636)		41	
Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle	(353)		(502)		(14 365)		(4 554)	
Recouvrement d'impôts	(145)		(140)		(5 671)		(1 612)	
Part des actionnaires sans contrôle	34		73		108		96	
Perte nette	(242)		(435)		(8 802)		(3 038)	
Déficit accumulé au début de la période	(29 922)		(11 295)		(16 326)		(5 550)	
Dividendes déclarés	(2 589)		(1 758)		(7 579)		(4 900)	
Rachat d'actions ordinaires	(12)		-		(58)		-	
Déficit accumulé à la fin de la période	(32 765)	$	(13 488)	$	(32 765)	$	(13 488)	$
Nombre moyen pondéré d'actions en circulation	20 780 034		15 864 554		20 768 220		14 567 147	
Perte nette de base et diluée par action ordinaire	**(0,01)**	**$**	**(0,03)**	**$**	**(0,42)**	**$**	**(0,21)**	**$**

Voir les notes afférentes aux états financiers consolidés non vérifiés.

Student Transportation of America Ltd.
États des flux de trésorerie consolidés non vérifiés
(en milliers de dollars américains)

	Trois mois terminés le 31 mars 2007	Trois mois terminés le 31 mars 2006	Neuf mois terminés le 31 mars 2007	Neuf mois terminés le 31 mars 2006
Activités d'exploitation				
Perte nette	(242) $	(435) $	(8 802) $	(3 038) $
Rajustements en vue de rapprocher la perte nette et les flux de trésorerie d'exploitation :				
Part des actionnaires sans contrôle	34	73	108	96
Impôts sur les bénéfices futurs	(145)	(140)	(5 671)	(1 612)
Perte latente (gain latent) sur instruments dérivés	61	282	2 857	(2 174)
Amortissement des frais de financement reportés	228	293	1 400	1 126
Charge de rémunération à base d'actions hors caisse	-	-	1 862	-
(Gain) perte sur cessions	(36)	(4)	(173)	41
Charge d'amortissement des immobilisations corporelles	5 554	4 448	12 982	10 127
Charge d'amortissement des actifs incorporels	1 667	1 544	4 992	4 565
Variations des actifs et des passifs à court terme :				
Débiteurs	(1 019)	(638)	(6 906)	(5 991)
Charges payées d'avance, stocks et autres actifs à court terme	114	(1 085)	(1 714)	(1 878)
Créditeurs	989	8	321	426
Charges à payer et autres passifs à court terme	419	1 740	319	3 894
Variations des autres actifs et passifs	105	(203)	471	218
Flux de trésorerie nets d'exploitation	7 729	5 883	2 046	5 800
Activités d'investissement				
Acquisitions d'entreprises, déduction faite de l'encaisse acquise de respectivement 270 $ et 179 $ au 31 mars 2007 et au 31 mars 2006	39	(5 478)	(10 284)	(23 440)
Acquisitions d'immobilisations corporelles	(823)	(1 401)	(11 022)	(12 124)
Produit de la vente d'équipement	36	17	940	218
Flux de trésorerie nets d'investissement	(748)	(6 862)	(20 366)	(35 346)
Activités de financement				
Placement privé d'actions ordinaires, déduction faite des frais (note 5)	16 227	-	16 227	20 022
Placement privé de billets subordonnés à 14,0 %	-	-	-	10 022
Rachat d'actions ordinaires, déduction faite des frais	(150)	-	(346)	-
Rachat de billets subordonnés à 14 %	(82)	-	(183)	-
Émission de billets garantis de premier rang (note 4)	-	-	35 000	-
Rachat d'actions ordinaires de catégorie B, série Un (note 6)	-	-	(8 551)	-
Frais de financement reportés	-	(96)	(1 590)	(1 028)
Dividendes sur actions ordinaires	(2 556)	(1 946)	(8 058)	(5 352)
Emprunts sur la facilité de crédit	13 372	15 380	81 813	65 689
Paiements sur la facilité de crédit	(30 424)	(8 919)	(98 750)	(56 469)
Remboursements de la dette au vendeur et du financement de l'équipement	(271)	(108)	(715)	(366)
Flux de trésorerie nets de financement	(3 884)	4 311	14 847	32 518
Incidence nette des variations du taux de change sur la trésorerie	(31)	-	(120)	-
Augmentation (diminution) nette de la trésorerie et des équivalents de trésorerie	3 066	3 332	(3 593)	2 972
Trésorerie et équivalents de trésorerie au début de la période	1 029	1 297	7 688	1 657
Trésorerie et équivalents de trésorerie à la fin de la période	4 095 $	4 629 $	4 095 $	4 629 $

Voir les notes afférentes aux états financiers consolidés non vérifiés.

Student Transportation of America Ltd.
Notes afférentes aux états financiers consolidés non vérifiés
Pour les trois mois et les neuf mois terminés le 31 mars 2007
(en milliers de dollars américains, sauf indication contraire)

1. Généralités

Student Transportation of America Ltd. («STA» ou la «société») est une société établie sous le régime des lois de l'Ontario. STA a été constituée en société le 22 septembre 2004. Pour la période allant du 22 septembre 2004 au 21 décembre 2004, STA était inactive. STA, avec sa filiale indirecte, Student Transportation of America ULC («STA ULC», STA ULC et STA ensemble constituant, l'«émetteur»), a conclu un premier appel public à l'épargne (le «placement de titres IPS») le 21 décembre 2004 par l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (les «titres IPS») pour un produit brut de 94 212 $ (116 041 $ CA). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC (les «billets subordonnés»). En même temps que le placement de titres IPS, STA ULC émettait, dans le cadre d'un placement privé, 8 149 $ (10 millions de dollars CA) de billets subordonnés distincts à 14 % dont le montant en capital totalise 3,847 $ (les «billets subordonnés distincts» et avec les billets subordonnées, les «billets») et l'émetteur, par l'entremise d'une filiale, a conclu une facilité de crédit bancaire auprès d'un groupe de prêteurs (avec le placement de titres IPS, les «opérations sur titres IPS»). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires octroyée dans le cadre du placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a conclu une émission subséquente de 1 160 414 titres IPS pour un produit net de 8 854 $ (10 857 $ CA). STA et STA ULC ont utilisé le produit net du premier appel public à l'épargne, combiné à l'exercice de l'option aux fins d'attributions excédentaires, pour acheter la totalité des actions ordinaires de catégorie A et des actions privilégiées de Student Transportation of America Holdings, Inc. («STA Holdings»). Certains investisseurs existants dans STA Inc. (les «investisseurs existants») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings au moment du placement de titres IPS.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé sur une base de prise ferme auprès d'un syndicat de preneurs fermes (le «placement privé»), pour un produit total brut au comptant de 31,3 millions de dollars (37,2 millions de dollars CA). STA et STA ULC ont utilisé le produit net (déduction faite des commissions et des frais) pour acheter des actions ordinaires de catégorie A et des actions privilégiées additionnelles de Student Transportation of America Holdings, Inc. («STA Holdings»). À son tour, STA Holdings a utilisé ces montants pour rembourser la dette liée à l'acquisition d'une facilité de prêt et à l'encours de 6,7 millions de dollars de l'emprunt à terme. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tiré de l'émission de titres IPS additionnels en vertu du placement privé comprend une autre tranche de 10,0 millions de dollars (11,9 millions de dollars CA) de billets subordonnés.

1. Généralités (suite)

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une acquisition ferme auprès d'un syndicat de preneurs fermes (l'«acquisition ferme») pour un produit total brut au comptant de 54,6 millions de dollars (60,0 millions de dollars CA). Le produit net (déduction faite des commissions et des frais) a servi à rembourser la dette liée à une facilité de crédit consentie dans le cadre d'acquisitions récentes (notamment Positive Connections, Inc. et Loftlock Coach Lines Limited), pour financer les offres publiques et les attributions de contrats au cours de la prochaine année scolaire et aux fins générales de l'entreprise. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tirés de l'émission de titres IPS additionnels en vertu de l'acquisition ferme comprend une autre tranche de 16,9 millions de dollars (18,8 millions de dollars CA) de billets subordonnés dans le cadre de l'émission des titres IPS.

En tout temps après le 45e jour suivant la date d'émission initiale ou en cas de changement de contrôle de STA ULC, les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés qu'ils représentent par l'entremise de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'intermédiaire de son courtier ou d'un autre établissement financier, en tout temps. Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement scindés en actions ordinaires et en billets subordonnés : i) l'acceptation par un porteur de titres IPS de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans le cadre d'un changement de contrôle de STA ou de STA ULC; ii) l'exercice par STA ULC de son droit de racheter à son gré la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du rachat; iii) la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme; iv) si la Caisse canadienne de dépôt de valeurs limitée (la «CDS») ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant; ou v) la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Le 17 octobre 2006, l'émetteur a obtenu l'autorisation de la Bourse de Toronto de procéder à une offre publique de rachat dans le cours normal des affaires conformément à l'exigence d'échanger une tranche de ses billets subordonnés à 14 % (les «billets») lorsque se présentent des occasions appropriées, de temps à autre, au cours de la période de 12 mois commençant le 17 octobre 2006 et se terminant le 17 octobre 2007. Au 31 mars 2007, aucun achat distinct de billets n'avait eu lieu en vertu de l'offre publique de rachat dans les cours normal des affaires. Le 15 décembre 2006, l'émetteur a reçu l'approbation de la Bourse de Toronto de procéder à une offre publique de rachat dans le cours normal des affaires conformément à l'exigence d'échanger une tranche de ses titres IPS lorsque se présentent des occasions appropriées, de temps à autre. En vertu de l'offre

1. Généralités (suite)

publique de rachat dans le cours normal des affaires relative aux titres IPS, la société a l'intention d'acquérir jusqu'à 400 000 titres IPS au cours de la période de 12 mois commençant le 15 décembre 2006 et se terminant le 15 décembre 2007, à condition, toutefois, que les achats en vertu de l'offre publique de rachat dans le cours normal des affaires ne dépassent jamais 5,0 millions de dollars. STA a l'intention de financer l'achat de tout titre IPS ou billet par des emprunts sur sa nouvelle facilité de crédit ou à même les liquidités disponibles. Tout achat de titres IPS ou de billets se fera au cours du marché et les titres IPS ou les billets seront annulés à leur achat par la société. La société a acheté aux fins d'annulation respectivement 25 500 et 56 000 titres IPS à même les liquidités disponibles pour les trois mois et les neuf mois terminés le 31 mars 2007 (voir la note 5).

Le 14 décembre 2006, la société a conclu un nouveau contrat d'emprunt modifié et mis à jour et a émis de nouveaux billets garantis de premier rang dans le cadre d'un placement privé ayant égalité de rang avec le nouveau contrat d'emprunt (voir la note 4). Le 22 décembre 2006, la société a racheté aux fins d'annulation la totalité des actions ordinaires de catégorie B, série Un de STA Holdings (voir la note 6). Le produit net des emprunts initiaux en vertu du nouveau contrat d'emprunt et de l'émission de billets garantis de premier rang a servi à rembourser la totalité des montants en souffrance en vertu du contrat d'emprunt existant (y compris les intérêts courus et non réglés) et à financer le rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et non réglés à la date du rachat) (voir la note 6).

Le 29 mars 2007, l'émetteur a vendu 3 010 000 actions ordinaires dans le cadre d'un placement privé pour un produit brut au comptant de 17,3 millions de dollars (20,0 millions de dollars CA). Le produit net (déduction date des commissions et des frais) a servi entièrement à régler la dette sur la facilité de crédit, y compris les emprunts utilisés pour financer le rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et non réglés à la date du rachat) décrit ci-dessus et l'encours des emprunts aux fins d'acquisition. Les actions ordinaires émises sont l'équivalent des actions ordinaires figurant comme composante capitaux propres des titres IPS.

La société détient actuellement une participation de 98,56 % dans STA Holdings par l'entremise de sa participation sous forme d'actions de catégorie A de STA Holdings. STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America Inc. («STA Inc.») est le cinquième plus important fournisseur de services de transport par autobus scolaires aux États-Unis.

2. Mode de présentation

Les présents états financiers consolidés intermédiaires non vérifiés ont été préparés selon les mêmes conventions comptables que celles des états financiers consolidés vérifiés au 30 juin 2006 et renferment tous les rajustements, consistant uniquement dans les rajustements récurrents normaux qui, selon la direction, sont nécessaires pour donner une image fidèle des résultats des périodes intermédiaires présentées. Les résultats des états financiers pour la période intermédiaire présentée ne sont pas nécessairement représentatifs des résultats financiers de l'exercice entier. Les activités de la société sont de caractère saisonnier et sont basées sur le calendrier scolaire des écoles publiques et privées qu'elle dessert. L'amortissement des immobilisations corporelles a lieu au cours des mois où les écoles sont ouvertes, soit habituellement de septembre à juin. La valeur de l'amortissement d'un exercice entier est constatée au cours de ces dix mois pour correspondre à l'utilisation des véhicules. Les présents états financiers consolidés intermédiaires non vérifiés englobent les comptes de la société et de ses filiales. Tous les soldes et opérations intersociétés importants ont été éliminés lors du regroupement.

Les présents états financiers consolidés intermédiaires non vérifiés ont été préparés selon les principes comptables généralement reconnus du Canada pour les états financiers intermédiaires et ne contiennent pas toutes les informations exigées pour les états financiers annuels. Par conséquent, ces états financiers doivent être lus avec les états financiers vérifiés pour l'exercice terminé le 30 juin 2006.

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, étant donné qu'ils sont basés sur le calendrier scolaire et les vacances. Les six premiers mois de l'exercice incluent juillet et août, deux mois pendant lesquels la plupart des écoles sont fermées pour les vacances estivales. Étant donné que les écoles ne sont pas ouvertes durant l'été, il n'y a pas de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice.

3. Acquisitions

Le 12 juillet 2006, la société a conclu son acquisition de la totalité des actions ordinaires en circulation de Simcoe Coach Lines Ltd. («Simcoe»), située à Sutton, en Ontario. Le 30 novembre 2006, la société a acheté les actifs de H. Burley Truck and Bus Repair, Ltd. et 1106593 Ontario Limited («Burley»), située à Peterborough, en Ontario. Les produits d'exploitation des sociétés acquises figurent dans les résultats d'exploitation de STA depuis la date d'acquisition. Le prix d'achat total de ces acquisitions était de 10,8 millions de dollars. La répartition du prix d'achat, telle qu'elle figure dans le tableau qui suit, est provisoire et changera selon l'évaluation définitive de la juste valeur des actifs acquis et des passifs pris en charge.

Immobilisations corporelles	3 704	$
Actifs incorporels	1 683	
Total partiel	5 387	
Écart d'acquisition	5 405	
Total	10 792	$

Le prix d'achat se compose de 10,6 millions de dollars au comptant et de 0,2 million de dollars sous forme de billets. Les actifs incorporels identifiables représentent les droits contractuels de 1,1 million de dollars qui seront amortis sur 23 ans, les clauses de non-concurrence de 0,4 million de dollars qui seront amorties sur une durée de vie estimative de cinq ans et les dénominations commerciales de 0,2 million de dollars avec une durée de vie indéfinie.

Le 1er juillet 2005, la société a fait l'acquisition de nouveaux contrats productifs et de certains actifs de A&E West Coast Transport, Inc., de la région de San Jose et de Silicon Valley, en Californie, et a fusionné ces contrats avec les activités d'exploitation déjà existantes dans cette région. En juillet 2005, elle a décroché de nouveaux contrats productifs et de nouveaux contrats obtenus à la suite d'appels d'offres dans les états du Connecticut, du New Jersey, du Vermont et de New York pour l'année scolaire 2005-2006. La société a également conclu les acquisitions suivantes au cours de l'exercice terminé le 30 juin 2006, à savoir :

3. Acquisitions (suite)

- 29 juillet 2005 – division d'autobus scolaires d'Ayr Coach Lines, en Ontario, au Canada.
- 23 septembre 2005 – James O. Sacks, Inc. de Collegeville, en Pennsylvanie.
- 4 novembre 2005 – Byrd Yeany Busing, Inc. de Mayport, en Pennsylvanie.
- 9 novembre 2005 – Hudson Bus Lines, Inc. de Lewiston, dans le Maine.
- 20 décembre 2005 – Toshmar Bus Lines Ltd. en Ontario, au Canada.
- 8 mars 2006 – Liftlock Coach Lines Limited et R. Bennett Bus Lines Ltd. (collectivement, «Liftlock»), en Ontario, au Canada.
- 18 avril 2006 – McCrillis Transportation Inc. de Portsmouth, au New Hampshire.
- 1er mai 2006 – Positive Connections, Inc. («PCI»), en Illinois et au Minnesota.

Les revenus des sociétés acquises et les contrats sont classés dans les résultats d'exploitation de STA à leur date d'acquisition respective. Le prix d'achat de ces acquisitions et de ces contrats a totalisé 48,4 millions de dollars. La répartition du prix d'achat, tel qu'elle est présentée dans le tableau ci-dessous, est provisoire à l'égard de certaines acquisitions et peut être modifiée selon l'évaluation définitive de la juste valeur des actifs acquis et des passifs pris en charge.

Actifs à court terme moins passifs à court terme	1 517 $
Immobilisations corporelles	27 412
Actifs incorporels	8 984
Impôts sur les bénéfices futurs	(8 206)
Total partiel	29 707
Écart d'acquisition	18 698
Total	48 405 $

Le prix d'achat se compose de 44,3 millions de dollars au comptant et de 4,1 millions de dollars sous forme de billets. La convention de rachat d'actions de PCI comporte une provision pour paiement éventuel du prix d'achat relatif à l'attribution de deux autres contrats productifs pour la prestation de services pour l'année scolaire qui a commencé en septembre 2006. L'évaluation de ce paiement éventuel est incluse dans le prix d'achat provisoire et est classée à titre de composante de la dette du vendeur dans le bilan de la société au 30 juin 2006. Le paiement éventuel du prix d'achat sera fondé sur les résultats finaux de ces deux contrats productifs pour l'année scolaire 2006-2007 qui se termine le 30 juin 2007.

3. Acquisition (suite)

Les actifs incorporels identifiables représentent les droits contractuels de 5,8 millions de dollars qui seront amortis sur 21 à 23 ans, les clauses de non-concurrence de 1,6 million de dollars qui seront amorties sur une durée de vie estimative de 2 à 5 ans et des dénominations commerciales de 1,6 million de dollars avec une durée de vie indéfinie.

4. Dette

Deuxième contrat d'emprunt modifié et mis à jour et billets garantis de premier rang

En décembre 2006, la société a refinancé sa dette de premier rang en vertu de son contrat d'emprunt existant. Le contrat d'emprunt existant vient à échéance le 21 décembre 2007. Le 14 décembre 2006, la société a signé un nouveau contrat d'emprunt modifié et mis à jour (le «deuxième contrat d'emprunt modifié et mis à jour») et au même moment a réalisé une nouvelle émission de billets garantis de premier rang (les «billets garantis de premier rang») dans le cadre d'une opération de placement privé. Le deuxième contrat d'emprunt modifié et mis à jour comporte un engagement initial d'environ 75,0 millions de dollars et inclut une facilité d'emprunt de 45 millions de dollars US et une facilité d'emprunt de 33,0 millions de dollars CA, qui sont toutes deux disponibles pour financer les besoins en fonds de roulement ainsi que les acquisitions et les besoins d'investissement pour les nouveaux contrats productifs et contrats obtenus à la suite d'appels d'offres. La société peut exiger une augmentation de l'engagement initial de 75,0 millions de dollars jusqu'à concurrence de 50,0 millions de dollars en engagements additionnels en autant qu'aucun défaut ou cas de défaut ne soit survenu ni ne se poursuive. Chaque prêteur en vertu du deuxième contrat d'emprunt modifié et mis à jour aura le choix de souscrire une tranche de cette augmentation, et toute tranche qui n'aura pas été souscrite ainsi sera prise en charge par l'un ou plus des prêteurs existants ou par un autre établissement financier accepté par la société et le mandataire en vertu du contrat. Le deuxième contrat d'emprunt modifié et mis à jour a une durée de cinq ans et vient à échéance le 14 décembre 2011. Les billets garantis de premier rang consistent en 35,0 millions de dollars de billets garantis de premier rang à taux fixe de cinq ans comportant un taux d'intérêt nominal de 5,941 %. Les billets garantis de premier rang ont égalité de rang avec les emprunts en vertu du deuxième contrat d'emprunt modifié et mis à jour et viennent aussi à échéance le 14 décembre 2011. Les emprunts en vertu du deuxième contrat d'emprunt modifié et mis à jour sont garantis par les actifs non grevés de STA Holdings et ses filiales et certaines actions du capital social de STA Holdings et le capital social de chacun de ses filiales. En outre, le paiement et le rendement des obligations liées au deuxième contrat d'emprunt modifié et mis à jour sont garantis par chacune des filiales de STA Holdings. Les emprunts en vertu des billets garantis de premier rang sont garantis par les actifs non grevés de STA Holdings et ses filiales américaines et certaines actions du capital social de STA Holdings et le capital social de chacune de ses filiales américaines. De plus, le paiement et le rendement des obligations liées aux billets garantis de premier rang sont garantis par chacune des filiales américaines de STA Holdings.

4. Dette (suite)

Les emprunts initiaux en vertu du deuxième contrat d'emprunt modifié et mis à jour et le produit net de l'émission des billets garantis de premier rang ont servi à refinancer les emprunts en cours en vertu du contrat d'emprunt existant (26,9 millions de dollars en emprunts sur le prêt renouvelable et d'acquisition et 24,8 millions de dollars en emprunts sur le prêt à terme), à financer le rachat des actions de catégorie B, série Un de STA Holdings le 21 décembre 2006 (8,6 millions de dollars – voir la note 6) et aux fins générales de l'entreprise.

Les emprunts en vertu du deuxième contrat d'emprunt modifié et mis à jour peuvent être des emprunts au taux de base ou des emprunts en eurodollars, comme il est défini dans le contrat d'emprunt. Les emprunts au taux de base portent intérêt au taux de base, comme il est défini dans le contrat d'emprunt (8,25 % au 31 mars 2007), majoré de la marge applicable qui varie de 0 % à 0,75 % selon le ratio de levier de premier rang de STA Holdings à la date d'établissement des prix. Les emprunts en eurodollars portent intérêt au TIOL rajusté, comme il est défini dans le contrat d'emprunt (5,36 % au 31 mars 2007), majoré de la marge applicable qui varie de 1,5 % à 2,25 % selon le ratio de levier de premier rang de STA Holdings à la date d'établissement des prix.

Le deuxième contrat d'emprunt modifié et mis à jour et le contrat sur les billets garantis de premier rang permettent tous des emprunts de premier rang totaux ne dépassant pas 5,0 millions de dollars en rapport avec le rachat potentiel d'une tranche des billets subordonnés à 14 % en cours ou des titres IPS en circulation dans le cadre des offres publiques de rachat dans le cours normal des affaires approuvées par la Bourse de Toronto.

Relativement au deuxième contrat d'emprunt modifié et mis à jour, la société a engagé des frais totalisant environ 1,6 million de dollars, qui sont inclus dans les autres actifs et sont amortis sur la durée du contrat modifié. La société a aussi imputé environ 0,4 million de dollars des frais de financement reportés capitalisés antérieurement aux intérêts débiteurs au cours des neuf mois terminés le 31 mars 2007. Eu égard au deuxième contrat d'emprunt modifié et mis à jour, le contrat plafond des taux d'intérêt de la société n'est plus admissible comme une couverture efficace aux fins comptables. Par conséquent, la juste valeur restante de 0,2 million de dollars a été comptabilisée comme un gain au cours des neuf mois terminés le 31 mars 2007.

Le 23 mars 2007, la société a modifié le deuxième contrat d'emprunt modifié et mis à jour afin de faire passer le ratio de levier total de 4,6 à 4,8.

4. Dette (suite)

Billets subordonnés et billets subordonnés distincts

Les billets subordonnés émis dans le cadre du placement de titres IPS, de même que les billets subordonnés distincts, sont des obligations non assorties de sûreté de STA ULC garanties par STA Holdings et chacune de ses filiales, à l'exception de STC (tel qu'il est défini ci-dessous), mais qui ne sont pas assorties de sûreté en vertu des garanties données par chaque filiale garante au moment du placement de titres IPS.

En juillet 2005, STA Holdings a constitué une filiale indirecte, Student Transportation of Canada Inc. («STC»). STC a acquis la division d'autobus scolaires d'Ayr Coach Lines en juillet 2005, Toshmar Bus Lines Ltd. en décembre 2005, Liftlock en mars 2006 et Simcoe en juillet 2006. STC et ses filiales n'ont pas garanti les obligations de STA ULS en vertu des billets. Les états financiers consolidés de la société incluent les résultats financiers de STC. Le sommaire des informations financières consolidées des filiales garantes et non garantes de l'émetteur pour la période terminée le 31 mars 2007 est présenté comme suit (en milliers) :

	STA ULC	STA Holdings et ses filiales garantes	Filiales non garantes combinées	Montants consolidés totaux
Produits d'exploitation	- $	114 319 $	7 983 $	122 302 $
Perte d'exploitation	-	(917)	788	(129)
Perte nette	-	(9 114)	312	(8 802)
Actif à court terme	-	35 716	544	36 260
Actif à long terme	-	202 643	22 324	224 967
Passif à court terme	-	18 332	989	19 321
Passif à long terme (a)	77 659	69 235	156	147 050
Montants à verser ou à recevoir des sociétés affiliées	(31 350)	10 430	20 920	-

a) exclut la part des actionnaires sans contrôle et les montants à verser ou à recevoir des sociétés affiliées

En vertu de l'offre publique de rachat dans le cours normal des affaires du 15 décembre 2006, la société a racheté respectivement 25 500 et 56 000 titres IPS au cours des neuf mois et des trois mois terminés le 31 mars 2007. Relativement au rachat de ces titres IPS, la société a annulé les titres IPS rachetés. Ainsi, 0,2 million de dollars de billets subordonnés (faisant initialement partie des titres IPS) ont été rachetés au 31 mars 2007.

(en milliers de dollars américains, sauf indication contraire)

5. Actions ordinaires

Le capital social autorisé de la société comprend un nombre illimité d'actions ordinaires et privilégiées sans valeur nominale.

La société a émis les titres IPS et les actions ordinaires décrits ci-dessus (voir la note 1). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés. Les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés représentant ceux-ci par l'intermédiaire de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'entremise de son courtier ou d'un autre établissement financier, en tout temps.

Le 3 octobre 2006, les actions ordinaires et les billets subordonnés de STA et de STA ULC ont été inscrits et affichés aux fins de négociation séparément à la Bourse de Toronto en vertu de l'approbation de la Bourse de Toronto. Les actions ordinaires et les billets subordonnés étaient initialement inscrits et affichés aux fins de négociation à la Bourse de Toronto comme des titres IPS, représentant une action ordinaire de STA et un capital de 3,847 $ CA des billets subordonnés à 14 %. Les titres IPS continueront d'être inscrits et affichés aux fins de négociation.

En vertu de l'offre publique de rachat dans le cours normal des affaires du 15 décembre 2006, la société a racheté respectivement 25 500 et 56 000 titres IPS au cours des trois mois et des neuf mois terminés le 31 mars 2007. Eu égard au rachat de ces titres IPS, la société a annulé les titres IPS rachetés. La tranche des actions ordinaires des titres IPS rachetés a été acquise à un coût de 0,3 million de dollars.

Au 31 mars 2007, 23 718 554 actions ordinaires étaient émises et en circulation, dont 20 704 554 sont représentées par les titres IPS, 4 000 sont des actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires et 3 010 000 sont des actions ordinaires émises dans le cadre d'un placement privé lié uniquement aux titres de capitaux propres conclu le 29 mars 2007. Au 31 mars 2006, 15 864 554 actions ordinaires étaient émises et en circulation, dont 15 863 554 étaient représentées par des titres IPS et 1 000 étaient des actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires. Il n'y a aucune action privilégiée émise et en circulation.

La perte par action pour les neuf mois terminés les 31 mars 2007 et 2006 a été calculée d'après le nombre moyen pondéré d'actions ordinaires en circulation de respectivement 20 768 220 et 14 567 147.

6. Part des actionnaires sans contrôle

Avant le 22 décembre 2006, la part des actionnaires sans contrôle représentait les actions ordinaires de catégorie B, série Un conservées par les investisseurs existants et les actions ordinaires de catégorie B, série Deux de STA Holdings émises en vertu du régime incitatif à base d'actions (le «régime») de STA Holdings. Les porteurs des actions ordinaires de catégorie B de STA Holdings ont le droit de recevoir des dividendes, quand ils ont été déclarés par le conseil d'administration de STA Holdings, qui équivalent environ aux distributions par titre IPS reçues par les porteurs de titres IPS. Le 22 décembre 2006, la société a racheté aux fins d'annulation toutes les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants. Les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants comportent le droit (le «droit de négocier»), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'ouvrir des négociations de bonne foi, en vue d'acheter les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants. À l'exercice du droit de négocier, si la société ne rachète pas les actions ordinaires de catégorie B, série Un conservées par les investisseurs existants, le dividende sur ces actions augmentera de 10 % (ce droit à dividende majoré pour les investisseurs existants est désigné comme le «dividende majoré»). Les dispositions relatives aux actions ordinaires de catégorie B, série Un offraient également à la société le droit (le «droit de rachat») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS d'acheter aux fins d'annulation les actions ordinaires de catégorie B, série Un en circulation détenues par les investisseurs existants.

La société a racheté et annulé toutes les 872 652 actions ordinaires de catégorie B, série Un détenues par les investisseurs existants pour 8,6 millions de dollars (y compris les dividendes courus et non réglés à la date du rachat). Eu égard au rachat des actions ordinaires de catégorie B, série Un, la société a constaté un accroissement de 2,4 millions de dollars de l'écart d'acquisition au 31 mars 2007.

Les actions ordinaires de catégorie B, série Deux émises en vertu du régime ne comportent pas le droit de négocier ni ne donnent droit au dividende majoré. La part des actionnaires sans contrôle au 31 mars 2007 consiste en 345 697 actions ordinaires de catégorie B, série Deux de STA Holdings émises et en circulation en vertu du régime. Les actions ordinaires de catégorie B en circulation représentaient une participation respective de 1,4 % et 4,5 % dans STA Holdings au 31 mars 2007 et au 30 juin 2006.

7. Rémunération à base d'actions

Au cours du premier trimestre de l'exercice, STA Holdings a attribué 290 073 actions ordinaires de catégorie B, série Deux, en vertu du régime, dont les droits étaient entièrement acquis à la date d'attribution. La société a constaté 1,9 million de dollars en charge de rémunération à base d'actions hors caisse liée à ces attributions au cours des neuf mois terminés le 31 mars 2007 d'après la juste valeur estimative de ces actions subalternes à la date d'attribution. L'émission des actions ordinaires de catégorie B, série Deux représente la part des actionnaires sans contrôle additionnelle dans la société.

Relativement à l'attribution susmentionnée des actions subalternes, 50 760 actions subalternes ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. Ainsi, 239 313 actions subalternes liées à ces attributions demeurent en circulation au 31 mars 2007.

8. Contrats de change

Les billets sont libellés en dollars canadiens. De ce fait, le paiement des billets échus doit se faire en dollars canadiens. La société n'a pas conclu de contrat de couverture eu égard aux fluctuations des devises relativement au capital des billets arrivant à échéance en 2016.

Les distributions sur les titres IPS sont également libellées en dollars canadiens. Pour limiter le risque lié aux fluctuations des devises, STA Holdings a conclu 57 contrats de change à terme («contrats à terme») mensuels en cours en vertu desquels la société vendra des dollars américains chaque mois pour un montant fixe en dollars canadiens aux conditions suivantes :

Durée du contrat	Nombre de contrats	Montant à livrer en $ US (en millions)	Montant à livrer en $ CA (en millions)	$ CA par $ US (moyenne pondérée)
avril 2007 à mars 2008	12	11,9	14,7	1,2275
avril 2008 à mars 2009	12	11,9	14,7	1,2275
avril 2009 à mars 2010	12	11,9	14,7	1,2278
avril 2010 à mars 2011	12	12,7	14,7	1,1527
avril 2011 à déc. 2011	9	10,1	10,9	1,0859
		58,5	69,7	

Après l'émission de titres IPS additionnels relativement à l'acquisition ferme du 14 juin 2006, la société a conclu certains contrats de tunnel dollar canadien/dollar américain, (les «contrats de tunnel»), pour 5,6 millions de dollars en distributions annuelles. Les contrats de tunnel permettent à la société d'acheter des dollars canadiens à un taux de change de 1,0400 $ CA à 1,1540 $ A pour 1,00 $ US jusqu'en juillet 2008. STA Holdings n'était pas tenue de déposer de garantie à l'égard de ces contrats.

8. Contrats de change (suite)

Les contrats à terme et les contrats de tunnel, (collectivement «les contrats»), ne sont pas admissibles comme couverture de flux de trésorerie aux fins comptables, et la variation de la juste valeur des contrats est constatée aux résultats. La juste valeur des contrats représentait un actif de 2,4 millions de dollars et de 5,3 millions de dollars au 31 mars 2007 et au 30 juin 2006, respectivement, dont 1,1 million de dollars et 1,3 million de dollars est comptabilisé dans les autres actifs à court terme au bilan consolidé au 31 mars 2007 et au 30 juin 2006, respectivement. Les contrats à terme ont un notionnel d'environ 69,7 millions de dollars et ont été conclus avec une grande banque canadienne à titre de contrepartie. Le risque associé aux contrats est le coût de remplacement de ces instruments en cas de défaut par la contrepartie. La direction est d'avis que ce risque est faible.

9. Couverture du carburant

Au cours de septembre 2006, la société a conclu un swap sur marchandises avec un établissement financier pour réduire son exposition à la variation du coût du carburant sur le marché (la «couverture du carburant»). La couverture du carburant fixe le prix du mazout à 2,10 $ le gallon pour un montant notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Cette couverture est désignée à titre de couverture de flux de trésorerie de l'exposition sous-jacente liée aux augmentations du coût du carburant diesel sur le marché pour une partie des achats prévus de la société au cours de la période. En raison de la corrélation élevée entre l'instrument de couverture du mazout et l'exposition sous-jacente des achats de carburant diesel couverts, la variation de la valeur du swap sur mazout sera généralement contrebalancée par la variation de la valeur des achats de carburant diesel sous-jacents.

La société détermine l'efficacité de la couverture par compensation en dollars cumulatifs en comparant l'ensemble des variations des flux de trésorerie prévus sur le swap sur mazout avec celles des flux de trésorerie prévus pour les achats prévus de carburant diesel. Au 31 mars 2007, la couverture du diesel était très efficace et les variations de la juste valeur de la couverture étaient reportées et seront constatées aux résultats à mesure que les opérations de couverture se dérouleront. La juste valeur de la couverture du carburant qui était reportée et non comptabilisée au 31 mars 2007 représentait une perte d'environ 0,2 million de dollars. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque d'un défaut de la contrepartie est minime.

10. Informations supplémentaires sur les flux de trésorerie

La société a versé respectivement 3,6 millions de dollars et 10,5 millions de dollars en intérêts au cours des trois mois et des neuf mois terminés le 31 mars 2007. En outre, la société a versé respectivement 2,8 millions de dollars et 8,4 millions de dollars d'intérêts au cours des trois mois et des neuf mois terminés les 31 mars 2006. La société a également versé 0,1 million de dollars en impôts pour les neuf mois terminés le 31 mars 2007 tandis qu'elle a versé respectivement 32 milliers de dollars et 0,2 million de dollars en impôts au cours des trois mois et des neuf mois terminés le 31 mars 2006.

11. Opérations avec les parties liées

La société fait appel à Coast Cities Truck Sales, Inc. («Coast Cities»), courtier en matériel de transport, principalement pour l'acquisition ou la cession de véhicules pour la flotte de la société sous la direction du président et chef de l'exploitation de la société. Coast Cities offre également des services de consultation à la société, en procédant à l'évaluation de la flotte dans le cadre d'acquisitions. Les services d'évaluation de la flotte sont fournis sans frais. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'acquisition et de cession sont fournis sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. Les montants payés par la société à Coast Cities se sont élevés à 0,1 million de dollars au cours des neuf mois terminés le 31 mars 2007.

12. Événements postérieurs

Le 3 avril 2007, la société a reporté l'échéance de ses contrats de tunnel de juillet 2008 à décembre 2008. Ces contrats permettent à la société d'acheter des dollars canadiens à un taux de change se situant entre 1,10 $ CA et 1,174 $ CA pour 1,00 $ US. Ces contrats couvrent 0,5 million de dollars CA de distributions mensuelles de titres IPS.

Le 10 avril 2007, la société a conclu trois contrats de change à terme mensuels de plus à un taux de 1,1122 $ CA pour 1,00$ US afin de couvrir environ 1,2 million de dollars CA de distributions mensuelles de titres IPS de janvier 2012 à mars 2012.

STUDENT TRANSPORTATION OF AMERICA LTD.

ET

STUDENT TRANSPORTATION OF AMERICA ULC

NOTICE ANNUELLE

Le 26 septembre 2006

TABLE DES MATIÈRES

STUDENT TRANSPORTATION OF AMERICA LTD.
ET
STUDENT TRANSPORTATION OF AMERICA ULC

GÉNÉRALITÉS

Sauf indication contraire, les renseignements contenus dans la présente notice annuelle, y compris l'information financière, sont établis en date du 30 juin 2006 ou à l'égard de l'exercice terminé le 30 juin 2006, selon le cas. Sauf indication contraire, les montants en dollars sont exprimés en dollars américains et le symbole « $ » désigne la monnaie légale des États-Unis. Dans la présente notice annuelle, « nous » et « notre » renvoient à Student Transportation of America Holdings, Inc. (« STA Holdings » ou la « société ») et à l'ensemble de ses filiales directes et indirectes.

Certains énoncés contenus dans la présente notice annuelle constituent des « énoncés prospectifs » qui reflètent les attentes de la direction en ce qui concerne la croissance, les résultats d'exploitation, les perspectives, les possibilités d'affaires et le rendement futurs de l'émetteur et de la société. Ces énoncés prospectifs reflètent les attentes actuelles de l'émetteur concernant des événements et les résultats d'exploitation futurs, et ne sont valables qu'à la date de la présente notice annuelle. Les énoncés prospectifs sont assujettis à des risques et à des incertitudes considérables, ne garantissent nullement les résultats ou les rendements futurs et ne constituent pas nécessairement des indices précis de la réalisation de ces résultats ou de ces rendements ni du moment de leur réalisation. De nombreux facteurs pourraient faire varier sensiblement les résultats réels par rapport aux résultats indiqués dans ces énoncés prospectifs, notamment les risques dont il est question sous la rubrique « Facteurs de risque ». Bien que les énoncés prospectifs contenus dans la présente notice annuelle soient fondés sur des hypothèses que l'émetteur et la société jugent raisonnables, les investisseurs ne peuvent être certains que les résultats réels seront conformes aux énoncés prospectifs, et les écarts pourraient être importants. Les principaux facteurs et les principales hypothèses qui ont servi de fondement aux énoncés prospectifs comprennent le renouvellement des contrats et la conservation des clients, les dépenses actuelles et futures, la possibilité de réaliser des acquisitions de qualité, les occasions de soumission et de conversion, la capacité d'emprunt actuelle et les ratios financiers ainsi que les résultats d'exploitation et le rendement actuels et historiques. Ces énoncés prospectifs sont faits à la date de la présente notice annuelle et l'émetteur et la société ne s'engagent aucunement à les mettre à jour ou à les réviser afin de tenir compte de nouveaux événements ou de nouvelles circonstances.

STRUCTURE DE L'ENTREPRISE

STA

Student Transportation of America Ltd. (« STA ») a été constituée en société le 22 septembre 2004 en vertu de la *Loi sur les sociétés par actions* (Ontario). Son siège est situé au Suite 2400, 250 Yonge Street, Toronto (Ontario) M5B 2M6. STA détient actuellement la totalité des actions ordinaires de catégorie A de STA Holdings émises et en circulation, représentant une participation avec droit de vote de 95,5 %.

STA ULC

Student Transportation of America ULC (« STA ULC » et, avec STA, l'« émetteur ») a été constituée en société à responsabilité illimitée le 29 septembre 2004 en vertu de la *Companies Act* (Nouvelle-Écosse). Son siège est situé au Suite 2400, 250 Yonge Street, Toronto (Ontario) M5B 2M6. STA ULC détient actuellement la totalité des actions privilégiées de STA Holdings émises et en circulation.

STA Holdings

Student Transportation of America Holdings, Inc. est une société du Delaware. Son siège est situé au 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings est propriétaire de la totalité des actions de Student Transportation of America, Inc. (« STA Inc. ») émises et en circulation et de la totalité des actions ordinaires de STA ULC émises et en circulation.

Structure de propriété

L'organigramme qui suit présente la structure de propriété de l'émetteur et de STA Holdings.



100 % des actions ordinaires
Public
Student Transportation of America Ltd. (Ontario)
Investisseurs existants et direction
100 % des actions ordinaires de catégorie A
Billets subordonnés
100 % des actions ordinaires de catégorie B série 1 et série 2
Student Transportation of America Holdings, Inc. (Delaware)
100 % des actions privilégiées
100 %
100 % des actions
Facilité de crédit
Prêteurs de premier rang
Student Transportation of America, Inc. (Delaware)
STA ULC (Nouvelle-Écosse)
Porteurs de billets subordonnés distincts
Billets subordonnés distincts
100 %
Filiales d'exploitation de STA Inc. 1)

1) STA Inc. détient en propriété exclusive les 23 filiales d'exploitation suivantes : (i) Santa Barbara Transportation Corp., société de la Californie; (ii) Krise Bus Service, Inc., société de la Pennsylvanie; (iii) STA of Pennsylvania, Inc., société de la Pennsylvanie; (iv) Rick Bus Co., société du New Jersey; (v) Southwest Student Transportation, LC, société à responsabilité limitée du Texas; (vi) Goffstown Truck Center, Inc., société du New Hampshire; (vii) STA of Connecticut, Inc., société du Connecticut; (viii) Student Transportation of Canada Ltd., société de l'Ontario; (ix) North Bend Bus Company, Inc., société de l'Oregon; (x) STA of New Jersey, Inc., société du New Jersey; (xi) STA Transportation of Pittsburgh, Inc., société de la Pennsylvanie; (xii) Student Transportation of Vermont, Inc., société du Vermont; (xiii) Dail Transportation Inc., société du New Hampshire; (xiv) STA of New York, Inc., société de l'État de New York; (xv) Ledgemere Transportation, Inc., société du Maine; (xvi) Student Transportation of Canada, Inc., société de l'Ontario; (xvii) James O. Sacks, Inc. société de la Pennsylvanie; (xviii) Byrd Yeany Busing, Inc., société de la Pennsylvanie; (xix) Hudson Bus Lines, Inc., société du Maine; (xx) Toshmar Bus Lines Limited, société de l'Ontario; (xxi) McCrillis Transportation, Inc., société du Maine; (xxii) Positive Connections Inc., société de l'Illinois et (xxiii) Positive Connections Leasing Corp., société de l'Illinois.

DÉVELOPPEMENT GÉNÉRAL DE L'ACTIVITÉ

L'émetteur a conclu le 21 décembre 2004 un premier appel public à l'épargne (le « placement de titres IPS ») visant 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (les « titres IPS »), pour un produit brut de 116 041 400 $ CA (94 212 000 $ US). Chaque titre IPS représente une action ordinaire de STA et 3,847 $ CA de capital de billets subordonnés à 14 % de STA ULC (les « billets subordonnés »). Simultanément à la clôture du placement de titres IPS, STA ULC a émis, dans le cadre d'un placement privé, 10,0 millions de dollars canadiens (8 149 000 $ US) de capital global de billets subordonnés à 14 % distincts d'un capital de 3,847 $ CA chacun (les « billets subordonnés distincts » et, avec les billets subordonnés, les « billets ») et l'émetteur, par l'intermédiaire d'une filiale, a conclu avec un groupe de prêteurs une facilité de crédit bancaire (la « convention de crédit ») composée d'un prêt à terme de 31,0 millions de dollars, d'une facilité de prêt renouvelable de 25,0 millions de dollars et d'une facilité de prêt d'acquisition de 15,0 millions de dollars (avec le placement de titres IPS, les « opérations relatives aux titres IPS »). Dans le cadre du placement de titres IPS, 43,3 millions de dollars ont été prélevés aux termes de la convention de crédit. Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option en cas d'attribution excédentaire qui leur avait été attribuée dans le cadre du placement de titres IPS. Dans le cadre de l'exercice de l'option en cas d'attribution excédentaire, l'émetteur a émis

1 160 414 titres IPS supplémentaires, pour un produit net de 10 857 000 $ CA (8 854 100 $). STA et STA ULC ont affecté le produit net tiré du placement de titres IPS et de l'exercice de l'option en cas d'attribution excédentaire à l'achat de la totalité des actions ordinaires de catégorie A et de la totalité des actions privilégiées de STA Holdings. Certains investisseurs existants de STA Inc. avant le placement de titres IPS (les « investisseurs existants ») détenaient la totalité des actions ordinaires de catégorie B de STA Holdings après la clôture de ce placement.

La convention de crédit intervenue dans le cadre du placement de titres IPS prévoit une facilité de crédit à terme de 31,0 millions de dollars, une facilité de crédit renouvelable de 25,0 millions de dollars ainsi qu'une facilité de crédit d'acquisition de 15,0 millions de dollars. La facilité de crédit d'acquisition peut servir à financer les acquisitions et les investissements relatifs aux nouveaux contrats productifs et contrats remportés dans le cadre d'appels d'offres. Au cours de l'exercice 2006, la société a apporté plusieurs modifications à la convention de crédit aux fins suivantes : (i) disposer d'un montant supplémentaire de 15,0 millions de dollars aux termes de la facilité de crédit d'acquisition, (ii) établir une nouvelle facilité de crédit renouvelable de 3,0 millions de dollars canadiens et une facilité de crédit d'acquisition de 10,0 millions de dollars canadiens, (iii) réviser certaines dispositions régissant la stabilité des versements d'intérêt et de dividendes pendant les périodes intermédiaires en fonction du caractère saisonnier des flux de trésorerie de la société et de la constatation partielle des flux de trésorerie liés aux investissements de croissance pendant ces périodes, (iv) réduire le ratio de levier de premier rang pour le faire passer de 2,50 à 2,25 pour la période allant du 1er octobre 2005 au 1er octobre 2006 et (v) obtenir une réduction du taux d'intérêt (réduction de la marge applicable) de 75 points de base à compter du 30 mars 2006 et une réduction supplémentaire de 75 points de base à compter du 15 juin 2006 (la « convention de crédit modifiée et mise à jour »). Les nouvelles facilités de crédit libellées en dollars canadiens ont été établies aux fins du financement du lancement des activités de la société sur le marché canadien.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé pris ferme réalisé avec un syndicat de preneurs fermes (le « placement privé »), pour un produit brut total en espèces de 37 200 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été affecté entièrement au remboursement partiel de la dette aux termes de la facilité de crédit. Chaque titre IPS était composé d'une action ordinaire de STA et d'une tranche de 3,847 $ CA de capital de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS supplémentaires dans le cadre du placement privé comprenait l'émission d'un capital supplémentaire de 10,0 millions de dollars (11,9 millions de dollars canadiens) de billets subordonnés faisant partie des titres IPS émis.

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'un placement pris ferme au moyen d'un prospectus (l'« acquisition ferme »), pour un produit brut total en espèces de 60 025 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été affecté au remboursement partiel de la dette existante aux termes de la facilité de crédit, qui a été contractée relativement à des acquisitions (notamment celles de Positive Connections, Inc. et de Liftlock Coach Lines Limited), au financement d'investissements relatifs aux nouveaux contrats remportés dans le cadre d'appels d'offres et aux contrats octroyés pour l'année scolaire à venir et aux fins générales de l'entreprise. Chaque titre IPS était composé d'une action ordinaire de STA et d'une tranche de 3,847 $ CA de capital de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS supplémentaires dans le cadre de l'acquisition ferme comprenait l'émission d'un capital supplémentaire de 16,9 millions de dollars (18,8 millions de dollars canadiens) de billets subordonnés faisant partie des titres IPS émis.

Le 8 décembre 2005, à l'occasion de leur assemblée annuelle et extraordinaire, les actionnaires de STA ont approuvé l'adoption, par STA Holdings, de son régime incitatif à base de titres de participation (le « régime incitatif à base de titres de participation »). Ce régime vise à faire ce qui suit : a) faire correspondre les intérêts de certains employés et membres de la direction de STA Holdings et des membres du même groupe que celle-ci (les « participants ») avec ceux des porteurs de titres IPS, b) maximiser la rentabilité et la croissance de STA Holdings et des membres du même groupe que celle-ci au moyen de mesures incitatives qui sont compatibles avec les objectifs de la société, c) inciter les participants à fournir un excellent rendement individuel et d) promouvoir le travail d'équipe au sein des employés, des membres de la direction et des consultants. Un nombre maximal de 717 747 actions ordinaires peuvent être émises aux termes du régime incitatif à base de titres de participation.

DESCRIPTION DES ACTIVITÉS

Activités de l'émetteur et de STA Holdings

STA détient actuellement 95,5 % des actions ordinaires en circulation de STA Holdings. L'émetteur et STA Holdings n'exercent aucune activité propre. STA Holdings est tributaire des activités et des actifs de sa filiale en propriété exclusive, STA, Inc., en ce qui a trait aux distributions d'encaisse. L'émetteur est à son tour tributaire de STA Holdings en ce qui a trait aux distributions d'encaisse destinées au versement des intérêts sur les billets subordonnés émis par STA ULC et au versement des dividendes sur les actions ordinaires de STA.

Activités de STA Holdings et des filiales

Aperçu

Fondée en 1997 par un cadre du secteur, M. Denis J. Gallagher, la société est le cinquième fournisseur de services de transport scolaire en importance en Amérique du Nord, où elle exerce ses activités par l'intermédiaire de filiales d'exploitation en propriété exclusive. Nous sommes devenus un chef de file du secteur du transport scolaire en accroissant nos activités au moyen du regroupement de fournisseurs existants, de soumissions dans le cadre d'appels d'offres ciblés et de la conversion d'activités internes dans un secteur fragmenté. Selon des sources du secteur, les établissements d'enseignement en Amérique du Nord affectent environ 15 milliards de dollars annuellement au transport scolaire. Nous fournissons actuellement des services de transport scolaire en Ontario, au Canada, et dans les États américains suivants : la Californie, le Connecticut, l'Illinois, le Maine, le Minnesota, le New Hampshire, le New Jersey, l'État de New York, la Pennsylvanie et le Vermont.

Nos services incluent le transport aller-retour, le transport adapté ainsi que le transport pour les activités parascolaires et le transport nolisé pour des écoles ou d'autres groupes. Notre service principal, soit le transport aller-retour des élèves entre leur domicile et l'établissement d'enseignement (désigné sous le nom de « transport aller-retour »), représente environ 91 % de notre chiffre d'affaires. Le transport aller-retour inclut le transport des élèves ayant des besoins particuliers, désigné sous le nom de « transport adapté ». Le transport adapté consiste habituellement à transporter des élèves vers des destinations situées à l'extérieur de l'arrondissement où ils résident au moyen de véhicules de petite taille avec superviseur. Le transport pour les activités parascolaires représente habituellement environ 6 % du chiffre d'affaires. Nous fournissons également du transport nolisé pour des événements sportifs, des sorties scolaires, des camps d'été et d'autres services sur demande autres que scolaires. Ces services représentent environ 3 % de notre chiffre d'affaires. Grâce à la mise en œuvre fructueuse d'une stratégie d'entreprise qui met l'accent sur un service sécuritaire, fiable et économique, nous avons affiché une croissance forte et soutenue de notre chiffre d'affaires, de nos marges et de notre BAIIA. Environ 90 % de notre chiffre d'affaires fait l'objet de contrats d'une durée moyenne de 3 à 8 ans. Notre croissance, au moyen d'acquisitions stratégiques, de soumissions dans le cadre d'appels d'offres ciblés et de conversions et, plus récemment, de contrats de services de gestion, a été menée à bien en tirant parti des forces de la direction et a généré des efficiences au chapitre de l'exploitation.

Les produits tirés des services de transport scolaire ont toujours été saisonniers, selon le calendrier scolaire et les vacances. Pendant les vacances estivales, les produits proviennent principalement des services de transport nolisé fournis aux camps d'été et à des organismes privés. Étant donné que les écoles sont fermées, la société ne tire aucun produit des services de transport scolaire. Par conséquent, elle subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui comprend les vacances estivales. En outre, la société engage la majeure partie de ses dépenses en immobilisations de remplacement et de ses dépenses d'investissement relativement aux nouveaux contrats remportés dans le cadre d'appels d'offres et aux contrats octroyés pour l'année scolaire à venir au cours de la même période. Ces dépenses ont jusqu'ici été financées au moyen d'emprunts aux termes de la facilité de crédit de la société.

Forces concurrentielles

Nous bénéficions de plusieurs avantages concurrentiels qui, de l'avis de la direction, nous permettront de demeurer rentables et de renforcer notre position en tant qu'un des principaux fournisseurs de services de transport scolaire en Amérique du Nord, dont les suivants :

Portefeuille de contrats stable et diversifié. Nous comptons actuellement plus de 128 contrats conclus avec des arrondissements scolaires en Ontario, au Canada, et dans 10 États américains aux termes desquels nous fournissons des services au moyen d'une flotte de plus de 4 000 véhicules. Notre contrat le plus important représente moins de 6,0 % de notre chiffre d'affaires contractuel; par conséquent, la concentration de la clientèle ne représente pas un risque important et, de l'avis de la direction, la perte d'un contrat n'aurait pas d'incidence importante sur notre rendement. En outre, nous bénéficions de flux de revenus stables et réguliers, notamment grâce au fait que nos contrats ont une durée moyenne de trois à huit ans et que les arrondissements scolaires des marchés ruraux et de banlieue ont tendance à prolonger les contrats existants conclus avec des fournisseurs de qualité plutôt que de demander des soumissions d'autres fournisseurs potentiels. Depuis la création de la société en 1997, nous avons renouvelé 257 des quelque 266 contrats qui devaient être renouvelés.

Priorité accordée aux marchés ruraux et de banlieue. À l'opposé de nos concurrents nationaux d'envergure, nous ciblons des arrondissements scolaires situés dans des marchés ruraux et de banlieue, qui offrent les avantages suivants :

- *Stabilité et taux de renouvellement élevé des contrats* – Les arrondissements scolaires ruraux et de banlieue sont plus susceptibles que les arrondissements scolaires urbains de renégocier et de prolonger les contrats conclus avec des fournisseurs de qualité, plutôt que de procéder à des appels d'offres coûteux. Les appels d'offres peuvent exiger beaucoup de temps et d'argent des arrondissements scolaires. Les fournisseurs en place qui offrent des services de haute qualité et des tarifs concurrentiels ne perdent que peu ou pas de contrats. À l'opposé, les arrondissements scolaires importants et les arrondissements scolaires urbains accordent généralement les contrats au plus bas soumissionnaire, et non pas selon le principe de l'offre recevable la plus basse qui tient compte de facteurs qualitatifs. De plus, afin de bénéficier des écarts de prix, les grands arrondissements scolaires urbains utilisent généralement les services de plusieurs fournisseurs. Ainsi, les contrats conclus avec des arrondissements scolaires ruraux et de banlieue offrent des marges plus élevées et plus de stabilité en ce qui a trait aux renouvellements et aux prolongations.

- *Concurrence restreinte* – Nos concurrents nationaux sont moins présents dans les marchés ruraux et de banlieue que dans les marchés urbains. Nos concurrents nationaux se concentrent principalement sur d'importants marchés ruraux, dans le but d'y développer des activités homogènes. Nos concurrents locaux ne disposent souvent pas des ressources financières nécessaires pour respecter les exigences de plus en plus strictes des contrats. Plus précisément, la direction est d'avis que bon nombre de ces concurrents de petite envergure n'ont souvent pas les ressources suffisantes pour répondre aux besoins croissants des clients et à la réglementation gouvernementale accrue. À l'opposé, nous sommes une société importante, en croissance et rentable et, contrairement à nos concurrents plus petits, nous sommes en mesure de tirer parti de notre taille et de notre infrastructure pour fournir des services de manière rentable. Nous entendons continuer à profiter de notre forte présence pour pénétrer nos marchés cibles. Le fait de mettre l'accent sur les marchés locaux, conjugué à nos efficiences en matière d'exploitation à l'échelle nationale, nous permet de bénéficier d'avantages concurrentiels non négligeables.

- *Frais d'exploitation peu élevés* – Plusieurs caractéristiques des marchés ruraux et de banlieue nous permettent de bénéficier de frais d'exploitation peu élevés par rapport aux marchés urbains, notamment : (i) les salaires des chauffeurs sont jusqu'à 50 % plus bas et les taux de roulement et d'absentéisme des chauffeurs sont généralement plus faibles que dans les marchés urbains; (ii) les risques de syndicalisation des employés sont moins élevés; (iii) les installations sont plus faciles à obtenir et ce, à des coûts beaucoup moindres; (iv) les frais d'entretien sont beaucoup moins élevés étant donné que les véhicules subissent moins d'usure sur les routes rurales et de banlieue et (v) les primes des assurances des véhicules et des assurances contre les accidents de travail sont moins élevées.

- *Sécurité accrue* – Les conditions de conduite sont généralement plus sécuritaires dans les marchés ruraux et de banlieue, ce qui réduit le nombre d'accidents. En outre, les taux peu élevés de roulement et d'absentéisme des chauffeurs contribuent à réduire le nombre d'accidents. La direction estime que ces facteurs ont contribué à notre excellent bilan en matière de sécurité.

Antécédents probants en matière d'acquisitions, de soumissions et de conversions. Pour croître dans le secteur du transport scolaire privé en voie de regroupement, une société doit être en mesure de repérer et d'acquérir des cibles et de les intégrer avec succès à ses activités. Nous avons des antécédents probants en matière d'acquisitions, puisque nous avons acquis avec succès 27 sociétés de transport scolaire depuis notre création en 1997. De plus, nous avons été en mesure d'accroître la valeur de ces acquisitions en tirant parti de notre infrastructure existante. De même, nous avons démontré notre capacité à décrocher des contrats dans le cadre d'appels d'offres et à repérer les arrondissements scolaires dont les conseils sont disposés à convertir leurs services de transport scolaire en les confiant à des exploitants privés et à travailler avec ceux-ci tout au long du processus de conversion. Depuis notre création en 1997, nous avons décroché 31 nouveaux contrats auprès d'arrondissements scolaires et nous avons réalisé la conversion (du public au privé) des services de transport scolaire de 6 arrondissements scolaires.

Partenariats à long terme avec les clients. Nous comprenons parfaitement les problèmes auxquels sont confrontés les arrondissements scolaires et nous sommes extrêmement efficaces pour élaborer des solutions adaptées aux besoins de transport de chaque arrondissement. Nos représentants rencontrent les responsables des arrondissements scolaires afin de leur présenter les avantages de l'impartition. À la suite de l'acquisition ou de la conversion du programme de transport d'un arrondissement scolaire, nous embauchons souvent les conducteurs et les employés de l'arrondissement déjà en place, de façon à offrir une continuité aux élèves et à mettre l'accent sur le partenariat avec l'arrondissement scolaire. Nous collaborons étroitement avec chacun de nos clients afin d'optimiser les itinéraires et les horaires et d'améliorer les activités quotidiennes. En outre, nous aidons nos clients à maximiser les remboursements versés par les organismes gouvernementaux relativement à leurs programmes de transport.

Direction chevronnée. Les membres de notre équipe de direction, dirigée par M. Denis Gallagher, président du conseil et chef de la direction de la société, comptent en moyenne 24 ans d'expérience et ils comptent collectivement plus de 200 ans d'expérience dans le secteur du transport scolaire et du transport de voyageurs. En outre, bon nombre des membres de notre équipe de haute direction ont travaillé ensemble au sein de l'entreprise de transport scolaire de Laidlaw de 1980 à 1996. Notre équipe de haute direction a fait ses preuves en assurant la croissance de la société depuis sa création grâce à la mise en œuvre d'un programme d'acquisitions, de soumissions et de conversions rigoureux. Au niveau régional, nos activités sont gérées par des dirigeants chevronnés et par d'anciens propriétaires qui ont une grande connaissance des arrondissements scolaires et des concurrents de leurs régions.

Stratégie commerciale et stratégie de croissance

Notre objectif stratégique principal consiste à accroître nos flux de trésorerie et notre rentabilité (i) au moyen de la croissance interne; (ii) en tirant parti de l'infrastructure d'exploitation et de l'infrastructure financière de nos plates-formes régionales au moyen d'acquisitions, de soumissions et de conversions, y compris de contrats de services de gestion et (iii) en étendant nos activités à de nouveaux marchés géographiques.

Croissance interne. La croissance interne liée à nos contrats existants provient principalement de clauses d'indexation en fonction de l'inflation intégrées dans nos contrats et de la hausse du nombre d'élèves inscrits. On prévoit que le nombre d'élèves inscrits devrait progresser de 5 % au cours des 10 prochaines années aux États-Unis; toutefois, les inscriptions devraient augmenter de 13 % dans l'ouest des États-Unis. Nous continuerons à surveiller les tendances en matière d'inscription dans les écoles afin de nous assurer que nos activités soient positionnées de manière à bénéficier des nouvelles tendances. Par exemple, sur la côte ouest, nos activités régionales sont dans une position favorable pour tirer parti de l'accroissement de la population supérieure à la moyenne dans l'ouest des États-Unis. Au Canada, selon une source du secteur, le ministère de l'Éducation de l'Ontario a annoncé récemment une hausse de 33 millions de dollars du financement du transport scolaire pour l'année scolaire 2005-2006, ce qui représente une augmentation de 5 %.

Tirer parti de l'infrastructure de nos plates-formes régionales. Nous établissons des sociétés plates-formes dans les marchés cibles, habituellement en réalisant des acquisitions et en remportant des contrats importants dans le cadre d'appels d'offres, et nous augmentons notre présence régionale en mettant en œuvre notre stratégie axée sur les acquisitions, les soumissions et les conversions au moyen d'acquisitions de sociétés devant être fusionnées, de contrats remportés dans le cadre d'appels d'offres et de conversions. Cette stratégie nous permet de bénéficier d'un effet de levier aux chapitres des finances et de l'exploitation, étant donné que nous pouvons accroître nos sources de revenu sans subir une hausse correspondante des frais fixes. L'accent mis sur une forte présence régionale, conjugué à nos

activités à l'échelle nationale, génère des économies d'échelle importantes en matières de finances, d'achats et de commercialisation grâce à l'intégration des activités et des contrats. Comme l'indique le graphique ci-dessous, depuis notre création en 1997, nous avons acquis et intégré 27 sociétés de transport scolaire, nous avons remporté 31 nouveaux contrats auprès d'arrondissements scolaires et nous avons réalisé la conversion (du public au privé) des services de transport scolaire de 6 arrondissements scolaires :

Historique des acquisitions, des soumissions et des conversions


Produits (en millions de dollars)
Contrats
140 $
120 $
100 $
80 $
60 $
40 $
20 $
0 $
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
2003
2004
2005
2006

En outre, la société a fait une acquisition, remporté quatre contrats dans le cadre de soumissions et réalisé une conversion après le 30 juin 2006.

Acquisitions. La fragmentation du marché du transport scolaire nous permet de bénéficier d'occasions de regroupement non négligeables. Plus précisément, il est estimé que 4 000 exploitants privés représentent environ 30 % du chiffre d'affaires du secteur. Par conséquent, il est possible d'acquérir et de regrouper bon nombre de ces exploitants privés, qui ne disposent pas des ressources financières nécessaires pour respecter les exigences contractuelles de plus en plus strictes et qui sont incapables de générer des économies d'échelle comparables à celles dont bénéficient les fournisseurs nationaux, tels que la société. Nous mettons en œuvre notre programme d'acquisitions en faisant l'acquisition de sociétés plates-formes régionales qui sont en mesure d'exercer leurs activités efficacement de manière décentralisée. Ces plates-formes sont dotées d'équipes de direction locales qui connaissent bien le marché et qui sont en mesure de commencer à mettre en place notre présence régionale. Nous renforçons notre présence régionale lorsque ces sociétés plates-formes sont complétées au moyen d'acquisitions de sociétés devant être fusionnées. Ainsi, nous sommes en mesure d'assurer la croissance de nos plates-formes régionales, de réaliser des synergies d'exploitation et d'améliorer nos marges bénéficiaires. Les principaux critères pris en compte avant de réaliser une acquisition sont le marché géographique, la qualité de la direction, la qualité des contrats, les relations avec les clients et la rentabilité.

Soumissions. Nous présentons des soumissions aux arrondissements scolaires qui ont choisi d'attribuer leurs contrats de transport scolaire dans le cadre d'appels d'offres. Ces contrats sont généralement attribués suivant un processus de soumissions public ou une demande de propositions, en fonction de l'offre recevable la plus basse. Dans l'examen des soumissions recevables, les arrondissements scolaires considèrent, outre le coût, d'autres facteurs comme les antécédents et les mesures mises en œuvre en matière de sécurité, les programmes de formation des chauffeurs, l'engagement dans la collectivité et la qualité du service.

D'après notre expérience, les contrats remportés dans le cadre d'un appel d'offres contribuent de manière importante à la hausse des bénéfices. Notre capacité à tirer parti de notre infrastructure d'exploitation et de gestion existante est un des éléments clés dont nous tenons compte avant de présenter une soumission. Les nouveaux contrats génèrent des hausses du chiffre d'affaires tandis que les coûts demeurent largement inchangés, étant donné que les services prévus dans les nouveaux contrats sont assurés au moyen des installations existantes et du personnel de gestion et d'entretien en place. Nous avons remporté 31 appels d'offres depuis notre création en mettant l'accent sur nos avantages qualitatifs et en tirant parti des économies générées par nos plates-formes régionales.

Conversions. Nous visons à convertir les flottes détenues en propriété et gérées par des arrondissements scolaires. On estime que les arrondissements scolaires exploitent environ 70 % des 450 000 autobus scolaires aux États-

Unis. Les dépenses en immobilisations liées à l'accroissement des flottes, à l'ouverture des écoles à longueur d'année et à la réglementation en matière de sécurité, conjuguées à la hausse des coûts relatifs à la gestion des flottes et à la syndicalisation des chauffeurs, entraînent des contraintes financières pour les arrondissements scolaires. La direction est d'avis que bon nombre d'exploitants privés, dont la société, ont démontré qu'ils étaient en mesure de fournir des services de transport scolaire à des coûts moindres que les arrondissements scolaires, ce qui incite certains arrondissements scolaires à convertir leurs flottes. Notre programme de conversion est similaire à notre programme de soumissions, dans la mesure où nous cherchons à privatiser les flottes des arrondissements scolaires situés dans des régions connexes à celles où nous exerçons déjà des activités. Les conversions présentent des avantages sur les plans opérationnel et financier étant donné qu'elles n'entraînent pas de hausse des coûts fixes et, par conséquent, elles contribuent à la hausse des bénéfices. Nous avons réalisé six conversions depuis notre création.

Les conversions ont comme caractéristique particulière qu'elles peuvent prendre la forme de contrats de gestion aux termes desquels l'exploitant gère les services de transport pour le compte de l'arrondissement scolaire et l'arrondissement scolaire demeure propriétaire de la flotte d'autobus et des installations. Les arrondissements scolaires choisissent parfois cette méthode afin de maintenir un certain contrôle à titre de propriétaire de la flotte et des installations. Nous préférons mettre l'accent sur les contrats de gestion de flotte, étant donné qu'ils exigent des dépenses en immobilisations initiales beaucoup moins élevées et qu'ils entraînent un amortissement annuel moindre. Nous comptons actuellement 12 contrats de services de gestion aux termes desquels nous exploitons environ 12 % des autobus de notre flotte.

Le graphique suivant présente la répartition de notre chiffre d'affaires en fonction des contrats existants.


Conversion
4 %
Acquisitions
66 %

Étendre les activités à de nouveaux marchés. Nous sommes dans une bonne position pour saisir les occasions de croissance considérables que présentent les nouveaux marchés. Nous ciblons traditionnellement les arrondissements scolaires qui comprennent les avantages de l'impartition; toutefois, une majorité des arrondissements scolaires aux États-Unis continuent de gérer à l'interne le transport des élèves. Nous continuons d'être d'avis que le sud-est et le sud-ouest des États-Unis offrent des occasions de conversion importantes, puisque l'impartition représente actuellement moins de 20 % du marché du transport scolaire dans ces régions.

Acquisitions récentes et faits nouveaux

Nous avons réalisé récemment les acquisitions et la conversion suivantes et nous nous sommes vu octroyer les contrats suivants pour l'année scolaire 2006-2007 :

- Le 12 juillet 2006, nous avons conclu l'acquisition de Simcoe Coach Lines Ltd. (« Simcoe »), établie à Sutton, en Ontario. L'acquisition devrait accroître les flux de trésorerie en dollars canadiens.

- Le 19 juillet 2006, nous avons remporté un contrat de privatisation des services de transport de l'arrondissement scolaire de la région d'Altoona, situé à Altoona, en Pennsylvanie (la « conversion de l'arrondissement scolaire de la région d'Altoona »). D'une durée de cinq ans, le contrat entre en vigueur au

début de l'année scolaire 2006-2007. La conversion de l'arrondissement scolaire de la région d'Altoona est l'une des plus importantes conversions de la Pennsylvanie et la plus importante conversion que nous ayons réalisée depuis notre création.

- Le 1er mai 2006, nous avons réalisé l'acquisition de Positive Connections, Inc. (« PCI »), établie en Illinois. Après cette acquisition, nous nous sommes vu octroyer deux autres contrats de services productifs pour l'année scolaire commençant en septembre 2006; l'un de ces contrats comporte une clause de protection contre la hausse des prix du carburant. Nous avons l'intention de nous procurer des autobus supplémentaires au deuxième trimestre de l'exercice 2007 pour exécuter ces contrats.

- En mai 2006, nous nous sommes vu octroyer un nouveau contrat de cinq ans à Peterborough, au New Hampshire, lequel comporte une clause selon laquelle l'achat du carburant est entièrement à la charge du client.

- En février 2006, nous nous sommes vu octroyer un nouveau contrat de cinq ans à Hudson, au New Hampshire, lequel comporte une clause prévoyant un prix plafond pour l'achat de carburant. Ce contrat a été conclu avec un arrondissement scolaire voisin de plusieurs terminaux actuellement exploités par la société dans le New Hampshire.

- En outre, en février 2006, nous nous sommes vu octroyer un contrat de cinq ans par l'arrondissement scolaire unifié de Riverside, en Californie (« Riverside »). Aux termes de ce nouveau contrat de cinq ans, l'achat du carburant est entièrement à la charge de l'arrondissement scolaire.

Dans la foulée de l'acquisition de Simcoe et de la conversion de l'arrondissement scolaire de la région d'Altoona, nous avons acquis au total deux contrats et 210 autobus scolaires. En outre, nous n'avons pas renouvelé quatre contrats pour l'année scolaire 2006-2007, représentant des produits d'environ 7,0 millions de dollars pour l'ensemble de l'exercice 2006. Nous avons perdu un contrat relatif à 33 autobus en Oregon à la suite d'un appel d'offres. Ce contrat était le seul que nous avions obtenu en Oregon. Nous avons vendu la flotte d'autobus scolaires utilisés dans le cadre de l'exécution de ce contrat et avons réinvesti le produit net tiré de cette vente dans du matériel scolaire nécessaire à l'exécution du contrat récemment obtenu dans le cadre de la conversion de l'arrondissement scolaire de la région d'Altoona (voir l'exposé ci-dessus). Deux contrats prévoyaient la prestation de services de gestion au Texas dans des arrondissements scolaires propriétaires de la flotte. Nous avons perdu l'un de ces contrats à la suite d'un appel d'offres et n'avons pas renouvelé l'autre. Plus particulièrement, selon notre stratégie commerciale, nous estimons qu'il n'est pas rentable d'exercer nos activités à un seul endroit, dans une même région. Le quatrième contrat avait été obtenu dans le nord-ouest de l'État de New York. Le client, un arrondissement scolaire de l'État de New York, était propriétaire et exploitant d'une partie importante des véhicules dont il avait besoin et avait conclu un contrat avec nous pour une partie des autres véhicules dont il avait besoin. L'arrondissement scolaire a diminué le nombre de circuits (et de véhicules requis) au cours de l'exercice 2006 et, en conséquence, il nous a ôté un certain nombre de circuits dont nous assurions le service. En raison de cette réduction, il ne nous était plus possible, sur le plan économique, de continuer à fournir des services à l'arrondissement scolaire aux termes du contrat. Par conséquent, nous avons décidé de révoquer notre décision d'accepter la prolongation du contrat.

Clients et contrats

Nous comptons actuellement plus de 128 contrats conclus avec des arrondissements scolaires en Ontario, au Canada, et dans 10 États américains, pour une flotte de plus de 4 000 véhicules. Nos contrats, d'une durée moyenne de 3 à 8 ans, prévoient habituellement que les paiements seront effectués pendant la période où les services sont fournis, soit de septembre à juin. Les paiements aux termes des contrats de transport scolaire sont généralement établis en fonction d'un tarif quotidien par véhicule. Les contrats comportent habituellement une clause d'indexation annuelle fondée sur l'indice des prix à la consommation et ils sont souvent assortis d'une protection supplémentaire contre l'augmentation du prix de l'essence. Plus précisément, environ 50 % de nos contrats incluent une protection contre l'augmentation du prix de l'essence, y compris sous forme de remboursement par l'arrondissement scolaire. La majorité des contrats (qui visent environ 88 % de la flotte) exigent que nous soyons propriétaires de la flotte.

Comme chacun de nos contrats représente en moyenne 1 % de notre chiffre d'affaires contractuel et que notre contrat le plus important représente moins de 6,0 % de notre chiffre d'affaires contractuel, la direction estime que la perte d'un contrat n'aurait pas d'incidence importante sur notre rendement. Depuis notre création en 1997, nous avons renouvelé 257 des quelque 266 contrats qui devaient être renouvelés pendant cette période. Un des facteurs qui contribuent au taux de renouvellement élevé est le fait que dans les régions rurales et les banlieues, où nous exerçons nos activités, les arrondissements scolaires ont tendance à prolonger les contrats existants plutôt qu'à procéder à des appels d'offres afin de trouver un autre fournisseur, sauf lorsque la loi applicable l'exige ou lorsqu'un arrondissement scolaire est insatisfait des services de son fournisseur de services de transport scolaire. Certains arrondissements sont d'avis que le remplacement d'un fournisseur au moyen d'un appel d'offres peut entraîner des prix plus élevés qu'une prolongation de contrat, compte tenu des investissements dans la flotte et des frais de démarrage importants qui doivent être assumés par un nouveau fournisseur.

La direction estime que notre taux de renouvellement de contrats élevé est attribuable aux facteurs suivants :

- l'expérience de la direction dans le secteur du transport scolaire;
- notre réputation en matière de sécurité des passagers, d'efficacité et de respect des horaires;
- la propension des arrondissements scolaires, notamment dans les marchés ruraux et de banlieue où nous exerçons nos activités, à favoriser la continuité du service;
- notre capacité à exploiter nos activités en tant qu'entreprise locale, notamment en conservant la marque locale, en participant à des programmes scolaires locaux et en accentuant notre engagement dans la collectivité;
- notre approche proactive en ce qui a trait à la renégociation et à la prolongation des contrats avant leur échéance;
- le fait que nous exerçons nos activités dans des États qui permettent que les contrats soient prolongés sans appel d'offres.

Exploitation

Notre stratégie d'exploitation consiste à exercer nos activités de façon décentralisée par l'intermédiaire de plates-formes régionales et à tirer parti de notre infrastructure d'exploitation, de notre infrastructure de gestion et de notre infrastructure financière afin de générer des efficiences. La direction a été en mesure d'accroître la valeur de nos plates-formes régionales en augmentant l'efficacité de l'exploitation dans des secteurs comme le recrutement et la formation des conducteurs, la gestion de la flotte, la gestion des installations et l'entretien des véhicules. De même, nous bénéficions d'économies d'échelle en ce qui a trait à la constitution de la flotte, à l'achat de pièces, aux assurances et aux programmes de sécurité.

Nous exploitons actuellement 68 terminaux, dont 3 nous appartiennent, répartis dans 6 divisions régionales, à savoir la Nouvelle-Angleterre (Connecticut, Maine, New Hampshire et Vermont), Midwest (Illinois et Minnesota), New Jersey/New York, Pennsylvanie, la côte Ouest (Californie) et l'Ontario, au Canada. Ces plates-formes régionales ont été établies dans des territoires qui sont favorables à l'exploitation des services de transport scolaire par le privé. Les activités régionales sont dirigées par des vice-présidents auxquels incombe la responsabilité générale de la croissance et du rendement opérationnel. Grâce aux avantages opérationnels inhérents à cette structure, nous pouvons accroître le nombre de nos contrats avec une hausse minimale des frais indirects.

Notre siège social, située à Wall, au New Jersey, fournit du soutien aux régions en consolidant les créditeurs, en assurant les fonctions relatives à la trésorerie et aux finances et en coordonnant le contentieux, les assurances, l'élaboration de la flotte, l'administration et les ressources humaines. L'équipe de haute direction établit l'orientation stratégique générale et assure la mise en œuvre de notre stratégie d'entreprise. L'équipe de haute direction passe en revue et approuve chacun des modèles financiers élaborés en vue d'acquisitions, de soumissions ou de conversions, et

elle participe directement à la négociation et à la réalisation de toutes les acquisitions, soumissions et conversions. De plus, l'équipe de haute direction examine et approuve les plans d'exploitation annuels de chacune des divisions régionales.

Vente et commercialisation

Les trois paliers de direction, soit la haute direction, les vice-présidents régionaux et les gestionnaires de terminaux locaux, assument des fonctions de vente et de commercialisation. Les membres de l'équipe de haute direction et les dirigeants régionaux sont des professionnels chevronnés qui comptent en moyenne 24 ans d'expérience dans le secteur du transport scolaire. Les gestionnaires de terminaux locaux possèdent une connaissance approfondie de leurs marchés respectifs et sont sans cesse à l'affût des occasions de soumission et de conversion. Notre équipe de haute direction, qui évalue plus de 100 occasions d'acquisitions, de soumissions ou de conversions chaque année, inclut le vice-président, Développement de l'entreprise, qui en collaboration avec les dirigeants locaux, s'efforce sans cesse de repérer et d'évaluer les acquisitions, les soumissions et les conversions potentielles. À la suite d'une acquisition, de l'obtention d'un contrat dans le cadre d'un appel d'offres ou d'une conversion, les processus de vente et de commercialisation mettent l'accent sur le service à la clientèle. Il incombe aux vice-présidents régionaux, aux équipes de direction régionales ainsi qu'aux gestionnaires et aux employés des terminaux locaux d'assurer le service à la clientèle, et ce, dans l'optique d'accroître notre réputation de qualité et de favoriser le renouvellement des contrats.

Flotte de véhicules

Nous exploitons une flotte composée de plus de 4 000 autobus scolaires, camionnettes et autres véhicules. Le prix moyen de nos autobus, qui comptent entre 9 et 84 sièges, est de 55 000 $. Nous achetons nos autobus auprès de fournisseurs de qualité, dont Navistar International Corp., Freightliner/Thomas Built Buses, Ford Motor Company et Blue Bird Corporation. La direction est d'avis que les économies réalisées par la société à l'égard des achats de véhicules se chiffrent, grâce à un volume d'achat annuel plus élevé, entre 10 % et 15 % comparativement aux exploitants de moindre envergure et que notre pouvoir d'achat de véhicules est comparable à celui des autres exploitants nationaux.

Notre flotte est entretenue adéquatement, de sorte que nos frais d'entretien annuels et nos dépenses en immobilisations sont peu élevées. L'âge moyen de notre flotte pour les six derniers exercices a été de 5,2 ans. En outre, nos véhicules sont inspectés par des organismes gouvernementaux qui s'assurent qu'ils sont conformes à la réglementation applicable.

Notre forte présence régionale nous permet d'utiliser efficacement notre flotte de véhicules, ce qui permet d'accroître l'utilisation des actifs et de réduire les investissements annuels de maintien des véhicules. Nous gérons notre flotte à l'échelle régionale et nous sommes en mesure de déplacer du matériel à l'intérieur d'une même région afin de répondre aux exigences contractuelles relatives à l'âge des véhicules. Nous estimons que nous économisons environ 1,0 million de dollars par année en investissements de maintien en redéployant notre flotte d'autobus.

Nous continuons de mettre l'accent sur nos activités de gestion de flottes de véhicules. À la fin de notre dernier exercice, les véhicules sous gestion représentaient environ 12 % des véhicules producteurs de revenu. L'augmentation des activités de gestion est généralement attribuable aux conversions, dans le cadre desquelles les arrondissements scolaires impartissent les services tout en demeurant propriétaires de leur flotte d'autobus. Les flottes sous gestion présentent des avantages importants pour nous, compte tenu de l'investissement initial relativement peu élevé requis par les nouveaux contrats remportés dans le cadre d'un appel d'offres et les nouveaux contrats de conversion. La croissance de la flotte sous gestion a entraîné une baisse des dépenses en immobilisations traditionnelles et de l'amortissement annuel.

Frais d'entretien de la flotte

Il est essentiel d'assurer l'entretien de la flotte pour pouvoir maximiser les services et réduire au minimum les coûts de réparations. Au cours de l'exercice 2006, nos frais d'exploitation se sont établis à environ 14,2 millions de dollars, incluant les salaires, soit en moyenne environ 4 125 $ par véhicule. Ces frais d'exploitation n'incluent pas les

investissements de maintien, qui regroupent les investissements nécessaires au maintien et à l'amélioration de l'infrastructure actuelle, y compris le remplacement des autobus scolaires et des camionnettes.

Nous disposons d'un programme d'entretien préventif détaillé qui vise à réduire au minimum le temps d'arrêt et à prolonger la durée de vie du matériel. Nous effectuons l'entretien normal, les contrôles de sécurité réguliers, la lubrification, le réglage de la géométrie des roues et les changements d'huile et de filtre sur une base régulière. Environ 97 % de notre flotte est entretenue par les techniciens à 66 de nos 68 terminaux. Les autres autobus sont entretenus par des entrepreneurs locaux qui respectent les règlements fédéraux, provinciaux et étatiques stricts ainsi que nos normes.

Chauffeurs

Il est essentiel d'être en mesure de recruter des chauffeurs et de les garder à notre service. En règle générale, les chauffeurs travaillent moins de 1 000 heures par année et gagnent un salaire de 9 $ à 20 $ l'heure, en fonction de l'ancienneté et de la concurrence salariale locale. Nous estimons que nous offrons un salaire concurrentiel à nos chauffeurs, comme l'atteste le taux de départ de nos chauffeurs, que nous considérons relativement peu élevé. En outre, nous donnons l'occasion à nos chauffeurs d'augmenter leur rémunération en les affectant au transport nolisé ou au transport pour des activités parascolaires. Nous estimons que les personnes au foyer qui ont des enfants d'âge scolaire et les nouveaux retraités constituent des candidats idéaux pour des postes de chauffeur. Nous exigeons que nos chauffeurs suivent une formation détaillée qui répond pleinement aux exigences réglementaires fédérales et étatiques ainsi qu'aux exigences contractuelles locales.

Itinéraires

En règle générale, nous collaborons avec les arrondissements scolaires afin d'élaborer les itinéraires les plus efficaces et de coordonner les horaires en fonction des heures de classe. La plupart de nos terminaux utilisent, au besoin, des outils de routage et de cartographie disponibles sur Internet. Bien que nous ne disposions pas de notre propre logiciel de cartographie, nos professionnels utilisent, sur demande, le logiciel du client.

Assurances et cautionnement

Nous maintenons divers types d'assurance responsabilité afin de nous protéger contre les réclamations pour dommages corporels ou dommages matériels. Cette protection est constituée essentiellement comme suit : (i) assurance responsabilité civile automobile et générale d'un maximum de 55 millions de dollars par sinistre assortie d'une franchise de 250 000 $ par sinistre; (ii) assurance contre les accidents du travail obligatoire assortie d'une franchise de 250 000 $ par sinistre et (iii) assurance tous risques contre les dommages matériels (excluant les véhicules automobiles) couvrant la valeur de remplacement et/ou le contenu des bâtiments, comme le prévoient les dispositions du bail, sous réserve d'une franchise de 5 000 $ par sinistre. En outre, la société souscrit une assurance couvrant les dommages aux automobiles de 2,0 millions de dollars par emplacement assortie d'une franchise de 5 000 $ par véhicule. Dans certaines circonstances, la société maintient la couverture d'assurance en vigueur des sociétés acquises pendant une période de transition avant d'adopter les programmes de la société dont il est question ci-dessus. Certains de nos contrats comportent des clauses de protection contre la hausse des frais d'assurance.

Environ 20 % de nos produits sont générés par des contrats qui comportent des exigences en matière de cautionnement de bonne exécution ou d'assurance caution. Les cautionnements sont fournis par des souscripteurs d'assurance caution avec lesquels nous entretenons des relations de longue date. Pour l'année scolaire 2005-2006, nos cautionnements de bonne exécution totalisaient 26,5 millions de dollars et représentaient des coûts annuels d'environ 0,2 million de dollars.

Sécurité

Nous avons un excellent bilan en matière de sécurité. Nous sommes assujettis à la réglementation de l'Occupational Safety and Health Administration, et n'avons commis aucune infraction ni reçu aucune contravention importante aux termes de cette réglementation. De même, des organismes étatiques effectuent des inspections occasionnelles de notre flotte afin de s'assurer que nous respectons les règlements applicables. À notre avis, nous respectons à tous égards importants l'ensemble des lois et de la réglementation fédérales, étatiques et provinciales

américaines et canadiennes en matière de sécurité qui sont actuellement en vigueur. La direction a élaboré une philosophie d'entreprise axée sur la sécurité des passagers et le service. Dans le cadre de cet engagement, nous employons plus de 100 formateurs accrédités spécialisés dans la sécurité du transport scolaire qui assurent la mise en œuvre des programmes de sécurité et de formation. La direction considère que l'attention particulière que nous accordons à la sécurité des passagers et au service joue un rôle très important dans l'obtention de nouveaux contrats.

Systèmes d'information de gestion

La direction considère que nos bases de données et systèmes d'information ainsi que notre expertise en matière de présentation courante et précise de l'information financière constituent des avantages concurrentiels importants. Notre système comptable centralisé, MAS-200, est accessible à distance par l'intermédiaire de notre serveur sécurisé. Notre système de gestion des immobilisations permet de faire le suivi des véhicules et de nos autres actifs. Un fournisseur tiers, MRK Host Window, héberge les systèmes comptables et fournit le soutien nécessaire.

Nous n'avons pas de système de routage ou de réservation uniforme qui couvre tous les emplacements. En fonction de chaque cas, nous installons des progiciels de routage dans un terminal à la demande d'un client. Vu l'importance que nous accordons aux petits marchés ruraux et de banlieue, ou a pu constater dans la plupart des emplacements que les outils de routage et de cartographie généralement disponibles sur Internet sont adéquats.

La plupart de nos emplacements disposent de systèmes de diagnostic moteur autonomes dont le personnel d'entretien peut se servir afin de diagnostiquer de manière efficace les problèmes détectés sur les véhicules. Ces systèmes nous permettent d'utiliser plus efficacement les services de notre personnel chargé de l'entretien des véhicules et de tirer profit des systèmes informatisés installés dans nos véhicules.

Environnement concurrentiel

Dans le secteur du transport scolaire, les contrats sont généralement attribués par voie d'appels d'offres, souvent en fonction de l'offre recevable la plus basse. Plus particulièrement, dans l'examen des soumissions, les arrondissements scolaires considèrent le coût et d'autres facteurs, notamment la réputation du soumissionnaire, ses antécédents en matière de sécurité et la qualité du service. Étant principalement présents dans les marchés ruraux et de banlieue, nous sommes généralement en concurrence avec de petites sociétés régionales.

Laidlaw, First Group et National Express ont procédé au regroupement du secteur à l'échelle des États-Unis et ont acquis un grand nombre des principales entreprises privées de transport scolaire au cours des 10 dernières années. Leur stratégie a consisté à acquérir les concurrents dans différents marchés et à éliminer les marques locales au profit de marques nationales déjà bien établies. Cette stratégie a entraîné une forte concentration de leurs activités dans les marchés urbains. Aussi, les sociétés qui sont actives dans les marchés urbains font généralement face à une concurrence dans le prix plus marquée que dans les marchés ruraux et de banlieue. Le tableau qui suit indique les dix principaux fournisseurs de services de transport scolaire aux États-Unis.

LES 10 PRINCIPALES SOCIÉTÉS DE TRANSPORT SCOLAIRE AU COURS DE L'ANNÉE SCOLAIRE 2005-2006

Rang	Société	Nombre de véhicules	Siège social
1	Laidlaw Education Services	39 116	Naperville, IL
2	First Student Inc. (First Group plc)	22 000	Cincinnati, OH
3	National Express Group plc	12 000	Chicago, IL
4	Atlantic Express Transportation Group	6 239	Staten Island, NY
5	Student Transportation of America	4 017	Wall, New Jersey
6	Cook-Illinois Corp.	1 425	Oak Forest, IL
7	Peterman	1 241	Cincinnati, OH
8	Baumann and Sons	1 151	Bohemia, NY
9	The Trans Group LLC	1 150	Spring Valley, NY
10	WE Transport	1 145	Plainview, NY
	Total des 10 premiers exploitants	89 484	
11-50	**Total des 40 exploitants suivants**	18 214	
	Total du secteur privé	135 000 [1)]	

Note :

1) En fonction d'un total sectoriel de 450 000 autobus et d'une part de marché de 30 % des 4 000 exploitants privés, selon les estimations.

Source : School Bus Fleet 2006 Fact Book

Dépenses en immobilisations

Nos dépenses en immobilisations sont de deux types : il y a les investissements de maintien et il y a les investissements de croissance, soit des investissements qui permettent de générer des produits. Le tableau ci-dessous présente le niveau historique et le niveau moyen des investissements de maintien et des investissements de croissance pour les trois derniers exercices.

	2006	2005	2004	Moyenne
Investissements de maintien	5,1	6,5	3,8	5,1
Investissements de croissance	17,3	8,7	2,9	9,6
Total des dépenses en immobilisations	22,4	15,2	6,7	14,7

Investissements de maintien

Les investissements de maintien incluent ceux qui sont nécessaires à l'entretien et à la mise à niveau de l'infrastructure existante, notamment au remplacement des autobus et des camionnettes scolaires.

Investissements de croissance

Les investissements de croissance sont ceux qui se rapportent aux nouvelles soumissions, à l'achat de nouveau matériel et à l'expansion de l'infrastructure existante (c.-à-d. l'agrandissement d'installations existantes et/ou l'ajout de nouvelles installations et d'autres améliorations des immobilisations). Les investissements de croissance visent à accroître la rentabilité, les flux de trésorerie, les marges et/ou la capacité.

Politique de couverture du risque de change

Nous sommes exposés aux fluctuations du change entre le dollar canadien et le dollar américain parce que les distributions faites par la société sont libellées en dollars américains et que celles que la société fait à STA et à

STA ULC sont payées en dollars canadiens. Afin d'atténuer l'incidence des fluctuations du change entre le dollar canadien et le dollar américain, nous avons conclu une entente de couverture de cinq ans au taux de change de 1,2275 $ CA pour 1,00 $ US jusqu'au 15 janvier 2010. La société a conclu de nouveaux contrats à terme chaque trimestre à l'expiration des contrats liés à l'entente initiale de cinq ans. Au 30 juin 2006, la société comptait 60 contrats de change à terme mensuels ouverts aux termes desquels elle vendra chaque mois des dollars américains pour une quantité fixe de dollars canadiens conformément aux dispositions indiquées dans le tableau qui suit.

Dates des contrats	Nombre de contrats	Dollars américains à livrer (en millions)	Dollars canadiens à recevoir (en millions)	Taux de change du dollar canadien par rapport au dollar américain (moyenne pondérée)
Juillet 2006 à juin 2007	12	11,9	14,7	1,2275
Juillet 2007 à juin 2008	12	11,9	14,7	1,2275
Juillet 2008 à juin 2009	12	11,9	14,7	1,2275
Juillet 2009 à juin 2010	12	11,9	14,7	1,2224
Juillet 2010 à juin 2011	12	13,1	14,7	1,1171
		60,7	73,5	

Après l'émission de titres IPS supplémentaires dans le cadre de l'acquisition ferme, la société a conclu un tunnel de change ($ CA/$ US) d'une durée de deux ans à l'égard de 5,6 millions de dollars en distributions annuelles. Les opérations visées par le tunnel permettent à la société d'acheter des dollars canadiens à un taux de change s'établissant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. À l'heure actuelle, selon les contrats à terme et le tunnel, la société a couvert environ 60 % des distributions actuellement prévues pour les cinq prochaines années et 85 % des distributions actuellement prévues jusqu'en juillet 2008. La société prévoit financer le reste des distributions actuellement prévues au moyen des flux de trésorerie provenant de ses activités canadiennes, puisque nous continuerons d'accroître nos flux de trésorerie en dollars canadiens en exécutant notre stratégie de croissance au Canada.

La société revoit sa politique de couverture à intervalles réguliers.

Employés

Au 30 juin 2006, nous avions un effectif d'environ 4 500 employés, dont la plupart sont à temps partiel. Environ 4 000 employés sont des chauffeurs et des superviseurs, 400 personnes sont affectées à l'exploitation, à l'entretien et à la formation à la sécurité et quelque 100 personnes, à la gestion. Moins de 7 % de l'effectif est représenté par un syndicat. La direction considère que l'effectif est relativement stable et que les relations avec les employés sont excellentes.

Installations

Au total, nous exploitons 68 terminaux, dont trois nous appartiennent. Le terminal type d'autobus scolaires se compose d'emplacements de stationnement pour autobus, d'un emplacement de stationnement pour les véhicules des chauffeurs, de divers postes d'entretien, d'un petit bureau, d'un poste de répartition ainsi que d'une aire de formation et

de repos. Les immeubles loués font l'objet de baux d'une durée de un mois à 13 ans et comportent diverses options de renouvellement. Nous lions généralement la durée de nos baux à celle du contrat productif principal; nos baux actuels arrivent à échéance à diverses dates d'ici la fin de 2018. Dix terminaux sont installés dans des immeubles appartenant à des arrondissements scolaires aux termes des contrats conclus avec ces clients. En outre, nous louons 12 sites réservés exclusivement au stationnement et 5 locaux de bureaux. La charge au titre des loyers s'est établie à 3,1 millions de dollars pour la période de 12 mois terminée le 30 juin 2006.

Environnement

Nos installations et nos activités sont assujetties à un vaste ensemble constamment en évolution de lois et de règlements fédéraux, étatiques et locaux en matière d'environnement et de santé et sécurité au travail, notamment à des exigences concernant les émissions atmosphériques, l'entreposage et la manutention de substances chimiques et dangereuses, le ravitaillement en carburant et l'entretien des véhicules, l'évacuation des eaux usées et des eaux de ruissellement, la propriété et l'exploitation de réservoirs souterrains et la dépollution du sol et d'eaux souterraines contaminés. Nous avons pris en compte les exigences de ces lois dans l'amélioration, l'agrandissement et le démarrage de nos installations. Nous effectuons généralement une évaluation environnementale de phase I de la plupart des terminaux avant de les occuper. Des réservoirs souterrains sont situés et exploités dans 12 de nos emplacements. Aux termes des lois environnementales applicables, nous pourrions être tenus responsables de la décontamination d'installations dont nous sommes propriétaires ou que nous louons et dont la contamination découle de nos activités ou peut-être d'activités exercées antérieurement par des tiers. Bien que nous ne nous attendions pas à devoir assumer des responsabilités ou des obligations de conformité importantes en matière d'environnement ou de décontamination, rien ne garantit que ces responsabilités et/ou obligations n'augmenteront pas dans l'avenir ni qu'elles n'auront pas d'effet défavorable important.

Cadre réglementaire

Nous sommes assujettis à une abondante législation fédérale, étatique, provinciale et municipale américaine et canadienne portant sur l'homologation des véhicules, l'entretien du matériel, la formation de qualification et la vérification de la compétence des employés ainsi que la qualification et l'entretien des installations d'exploitation.

Aux États-Unis, nos véhicules sont soumis aux normes de sécurité fédérales sur les véhicules motorisés de la National Highway Traffic Safety Administration (la « NHTSA »), division du Department of Transportation des États-Unis, aux termes de la *National Traffic and Motor Vehicle Safety Act* (1966). Des normes particulières ont été promulguées par la NHTSA en ce qui a trait aux autobus scolaires en vertu des *School Bus Safety Amendments* adoptés en 1974. Nos véhicules sont également soumis aux lois et règlements, souvent plus stricts que les exigences fédérales en vigueur de chaque État dans lequel nous exerçons nos activités.

Aux termes de la *Commercial Motor Vehicle Safety Act* de 1986, les chauffeurs de véhicules commerciaux, notamment ceux d'autobus scolaires, sont tenus d'obtenir un permis de conduire commercial. De nombreux États posent des conditions supplémentaires pour des sous-catégories de chauffeurs tels que les chauffeurs d'autobus scolaires. Dans le cadre de la réglementation de chaque État et/ou de la réglementation locale, nos chauffeurs d'autobus scolaires sont tenus de suivre chaque année une formation de base minimale et des cours de recyclage. Aux termes de la réglementation du Department of Transportation des États-Unis prise en application de la *Drug Free Workplace Act* de 1988, avant de pouvoir exercer leur emploi, nos conducteurs sont tenus de passer un test anti-drogue et un alcootest, et nous avons l'obligation, à cet égard, d'effectuer des contrôles au hasard. Des tests semblables sont également requis aux termes de diverses lois étatiques. Nous vérifions également les antécédents criminels de tous nos chauffeurs. Le Surface Transportation Board réglemente les déplacements d'autobus scolaires effectués entre les États; la Federal Highway Administration réglemente l'octroi des licences de tous les transporteurs scolaires exerçant des activités dans plusieurs États. Certains États obligent les entreprises de transport à obtenir des permis d'exploitation pour exercer des activités dans plusieurs États à la fois.

Au Canada, nos activités ontariennes sont assujetties à des normes provinciales régissant la sécurité des véhicules motorisés, l'octroi de licences et la conduite des chauffeurs qui ont été établies par le ministère des Transports de l'Ontario aux termes du *Code de la route* et de la *Loi sur les infractions provinciales*. La législation ontarienne

oblige également les sociétés de transport par autobus qui fournissent des services de transport nolisé à obtenir auprès de la Commission des transports routiers de l'Ontario un permis d'exploitation d'un véhicule de transport en commun aux termes de la *Loi sur les véhicules de transport en commun*. Nos activités ontariennes sont également assujetties à des lois en matière de sécurité en milieu de travail, notamment la *Loi sur la sécurité professionnelle et l'assurance contre les accidents du travail* et la *Loi sur la santé et la sécurité au travail*.

L'ÉMETTEUR

Description des titres IPS

Au 30 juin 2006, 20 763 554 titres IPS étaient émis et en circulation. Chaque titre IPS représente les deux éléments suivants : a) une action ordinaire de STA (une « action ordinaire ») et b) 3,847 $ CA de capital de billets subordonnés.

Le rapport entre les actions ordinaires et le capital des billets subordonnés représentés par un titre IPS peut être modifié en cas de fractionnement, de regroupement ou de reclassement d'actions, ou en cas de rachat ou de remboursement partiels des billets subordonnés.

Séparation et regroupement volontaires

Les porteurs de titres IPS peuvent, à tout moment après le 45e jour suivant la date d'émission initiale ou à la survenance d'un changement de contrôle de STA ULC, faire scinder leurs titres IPS en actions ordinaires et en billets subordonnés que représentent leurs titres IPS par l'intermédiaire de leur courtier ou d'une autre institution financière. De la même manière, un porteur d'actions ordinaires et de billets subordonnés peut, à tout moment, faire regrouper le nombre d'actions ordinaires et le capital de billets subordonnés qui sont nécessaires pour reconstituer des titres IPS par l'intermédiaire de son courtier ou d'une autre institution financière. Voir ci-dessous la rubrique « – Règlement et quittance par inscription en compte » pour obtenir de plus amples renseignements sur le mode de remise des titres IPS ainsi que des actions ordinaires et des billets subordonnés.

Séparation automatique

Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement séparés en actions ordinaires et en billets subordonnés qu'ils représentent :

- l'acceptation, par un porteur de titres IPS, de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans le cadre d'un changement de contrôle de STA ou de STA ULC;
- l'exercice, par STA ULC, de son droit de rembourser par anticipation la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du remboursement;
- la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme;
- si la CDS ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant;
- la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Règlement et quittance par inscription en compte

La CDS agit à titre de dépositaire des titres IPS ainsi que des billets subordonnés et des actions ordinaires représentés par les titres IPS (collectivement, les « titres »). Les titres IPS ainsi que les billets subordonnés et les actions

ordinaires représentés par les titres IPS sont représentés par un ou plusieurs billets globaux et certificats globaux d'actions. Les billets globaux et les certificats globaux d'actions sont émis sous forme d'inscription en compte entièrement nominative au nom de la CDS ou de son prête-nom, CDS & Co. L'investisseur qui a l'intention d'acheter des titres IPS ou des billets subordonnés vendus séparément doit le faire par l'intermédiaire d'adhérents directs et indirects de la CDS. Le nombre applicable de titres IPS sera inscrit dans les registres de la CDS au crédit de l'adhérent par l'intermédiaire duquel l'investisseur acquiert ses titres. La participation dans le titre applicable de chaque investisseur, appelé le « véritable propriétaire », doit être inscrite dans les registres de l'adhérent. Le véritable propriétaire ne reçoit aucune confirmation écrite de son achat de la part de la CDS, mais il devrait recevoir de la part de l'adhérent de la CDS par l'intermédiaire duquel il a effectué l'opération une confirmation d'exécution écrite fournissant le détail de l'opération, ainsi que des relevés périodiques de son avoir.

Toutes les participations dans les titres seront assujetties au mode opératoire et aux procédures de la CDS. Le texte qui suit est un sommaire de ce mode opératoire que l'émetteur fournit seulement pour plus de commodité. Le mode opératoire et les procédures de chaque système de règlement peuvent être modifiés à tout moment. L'émetteur n'assume aucune responsabilité à l'égard de ce mode opératoire et de ces procédures.

Afin de faciliter les transferts subséquents, tous les titres déposés par des adhérents directs de la CDS sont immatriculés au nom de la CDS. Le dépôt de titres auprès de la CDS et leur immatriculation au nom de la CDS n'entraînent aucun changement dans la propriété effective. La CDS ignore qui sont les véritables propriétaires des titres. Les registres de la CDS n'indiquent que le nom des adhérents directs de la CDS au compte desquels les titres sont crédités, et ceux-ci peuvent en être ou non les véritables propriétaires. Les adhérents de la CDS demeurent responsables de la tenue des comptes représentant les titres qu'ils détiennent pour leurs clients.

Les transferts de propriété des titres sont effectués par des entrées dans les registres des adhérents de la CDS agissant pour le compte des véritables propriétaires. Les véritables propriétaires ne reçoivent aucun certificat représentant leur participation dans un titre donné, sauf si le système d'inscription en compte des titres cesse d'être utilisé.

Les transferts intermarchés entre les adhérents de la CDS, d'une part, et les adhérents de la Depositary Trust Company (la « DTC »), d'autre part, seront effectués à la CDS par l'intermédiaire de la DTC. Pour remettre ou recevoir une participation dans des titres détenus dans un compte de la DTC, l'investisseur doit donner des directives de transfert à la DTC conformément aux règles et à la procédure de ce système et dans les délais impartis par celui-ci. Si l'opération respecte ses exigences de règlement, la DTC donnera à son dépositaire de la CDS des directives pour qu'il effectue le règlement final en remettant ou en recevant des participations dans les titres détenus dans un compte de la CDS, ainsi qu'en effectuant ou en recevant le paiement dans le cadre de la procédure normale de règlement en fonds même jour s'appliquant à la CDS. Les adhérents de la DTC ne peuvent donner de directives directement au dépositaire de la CDS agissant pour le compte de la DTC.

La communication d'avis et toute autre communication par la CDS aux adhérents directs, par les adhérents directs aux adhérents indirects de la CDS et par les adhérents de la CDS aux véritables propriétaires sont régies par les arrangements conclus entre eux, sous réserve des exigences des lois ou des règlements en vigueur au moment en cause.

La CDS ne donne pas de consentement à l'égard des titres ni n'exerce les droits de vote s'y rattachant. Conformément à sa procédure usuelle, la CDS expédie par la poste à l'émetteur une procuration générale aussitôt que possible après la date de clôture des registres. La procuration générale cède les droits de consentement ou de vote de la CDS aux adhérents directs aux comptes desquels les titres sont crédités à la date de clôture des registres (nommés dans une liste jointe à la procuration générale).

Aux termes de l'acte de fiducie relatif aux billets subordonnés (au sens attribué à ce terme ci-après), STA et le fiduciaire feront à la CDS tous les paiements relatifs aux actions ordinaires et aux billets subordonnés. La CDS a pour pratique de créditer les comptes de ses adhérents directs à la date de paiement en fonction de leur avoir respectif figurant sur ses registres, à moins qu'elle n'ait des motifs de croire qu'elle ne recevra pas le paiement à la date de paiement. Les paiements que les adhérents de la CDS effectuent aux véritables propriétaires sont régis par les instructions permanentes et les pratiques usuelles, comme c'est le cas pour les titres au porteur détenus dans les comptes des clients ou inscrits au nom d'un prête-nom pour le compte de clients, et ils sont la responsabilité de l'adhérent en

cause, et non de la CDS, de STA, de STA ULC ou du fiduciaire, sous réserve des exigences des lois ou des règlements en vigueur au moment en cause.

Aux termes de l'acte de fiducie relatif aux billets subordonnés, STA et le fiduciaire sont responsables du paiement de toutes les sommes dues à la CDS. La CDS est responsable du versement de ces sommes à ses adhérents, et les adhérents sont responsables du versement de ces sommes aux véritables propriétaires.

Sur préavis raisonnable à STA, à STA ULC et au fiduciaire aux termes de l'acte de fiducie relatif aux billets subordonnés, la CDS peut à tout moment cesser de fournir ses services en qualité de dépositaire des titres IPS, des actions ordinaires ou des billets subordonnés. Si la CDS cesse de fournir ses services en qualité de dépositaire des titres IPS et que STA et STA ULC sont incapables de lui trouver un remplaçant, les investisseurs auront automatiquement une position dans les titres qui composent les titre IPS, et STA et STA ULC imprimeront et leur feront délivrer des certificats qui représentent les titres IPS. Si la CDS cesse de fournir ses services en qualité de dépositaire des actions ordinaires ou des billets subordonnés et que STA et STA ULC sont incapables de lui trouver un remplaçant, ces dernières imprimeront et feront délivrer des certificats qui représentent ces titres aux investisseurs, elles auront automatiquement une position dans les titres et elles imprimeront et feront délivrer des certificats représentant les actions ordinaires et les billets subordonnés.

De plus, si STA ou STA ULC décide de cesser d'utiliser le système de transfert par inscription en compte par l'intermédiaire de la CDS (ou d'un dépositaire de titres remplaçant), elle imprimera et fera délivrer aux porteurs des certificats représentant les actions ordinaires et les billets subordonnés dont ils sont propriétaires.

Les renseignements présentés sous la présente rubrique au sujet de la CDS et de son système d'inscription en compte ont été obtenus de sources que nous jugeons fiables, y compris la CDS elle-même, mais nous n'assumons aucune responsabilité quant à leur exactitude.

Nous n'assumons aucune responsabilité ou obligation envers les adhérents, ou les personnes pour lesquelles ils agissent à titre de prête-nom, en ce qui a trait à l'un ou l'autre des éléments suivants :

- l'exactitude des registres de la CDS, de son prête-nom ou de tout adhérent, quant à une participation dans les titres;
- les paiements aux adhérents ou aux véritables propriétaires, ou la remise d'avis à ceux-ci.

Séparation et regroupement. La séparation volontaire ou automatique de titres IPS et le regroupement ultérieur de billets subordonnés et d'actions ordinaires pour reconstituer des titres IPS doivent être effectués au moyen d'entrées faites par les adhérents de la CDS pour le compte des véritables propriétaires. Dans un tel cas, le compte de l'adhérent par l'intermédiaire duquel une séparation ou un regroupement est effectué est crédité et débité des titres appropriés dans les registres de la CDS.

Procédure à suivre relativement aux émissions ultérieures. L'acte de fiducie relatif aux billets subordonnés et les conventions conclues avec la CDS stipulent que, en cas d'émission ultérieure de billets subordonnés, les modalités des billets subordonnés nouvellement émis (y compris concernant l'intérêt et l'échéance) seront identiques à tous égards importants à celles des billets subordonnés émis précédemment, et tous ces billets subordonnés se négocieront sous le même numéro CUSIP. Tous les billets subordonnés émis ultérieurement pourront l'être à escompte ou à prime par rapport au capital des billets subordonnés en circulation. Voir la rubrique « Description des billets subordonnés – Émissions supplémentaires de titres IPS et de billets subordonnés ».

Capital-actions de l'émetteur

Capital-actions de STA

Le capital-actions autorisé de STA se compose d'un nombre illimité d'actions ordinaires et privilégiées. Au 30 juin 2006, 20 764 554 actions ordinaires étaient émises et en circulation, toutes ces actions, sauf 1 000, étant représentées par des titres IPS, et aucune action privilégiée n'était émise et en circulation.

Les actions ordinaires de STA confèrent à leurs porteurs le droit de recevoir les dividendes déclarés par le conseil d'administration ainsi que le droit d'exprimer une voix par action ordinaire sur toutes les questions soumises au vote à toutes les assemblées des actionnaires. À la liquidation ou à la dissolution volontaire ou forcée de STA, les porteurs d'actions ordinaires ont droit à leur quote-part du reliquat des biens qui peuvent être distribués, après le paiement des dettes.

Capital-actions de STA ULC

Le capital-actions autorisé de STA ULC se compose de 1 000 000 000 d'actions ordinaires. Au 30 juin 2006, toutes les actions ordinaires émises et en circulation de STA ULC étaient la propriété de STA Holdings. Les porteurs d'actions ordinaires de STA ULC ont le droit de recevoir les dividendes déclarés par le conseil d'administration et ont le droit d'exprimer une voix par action sur toutes les questions soumises au vote à toutes les assemblées des actionnaires. À la liquidation ou à la dissolution volontaire ou forcée de STA ULC, les porteurs d'actions ordinaires ont droit à leur quote-part du reliquat des biens qui peuvent être distribués, après le paiement des dettes et sous réserve des droits prioritaires rattachés aux actions privilégiées (le cas échéant).

Les actionnaires de STA ULC peuvent, par voie de résolution spéciale, modifier le capital-actions de STA ULC et, sans porter atteinte aux droits particuliers déjà conférés aux actionnaires existants au moment en cause, faire émettre des actions privilégiées comportant des désignations, pouvoirs, préférences et privilèges particuliers, certains droits relatifs, facultatifs, particuliers ou de participation, y compris certaines caractéristiques, limitations ou restrictions. Les droits particuliers pouvant être rattachés à une série d'actions privilégiées peuvent inclure des droits aux dividendes, des droits de conversion et des droits de vote ainsi que des modalités et des préférences en matière de rachat et de liquidation, et ils peuvent tous avoir priorité sur les droits rattachés aux actions ordinaires.

Description des billets subordonnés

Au 30 juin 2006, des billets subordonnés d'un montant en capital de 89 881 239 $ CA étaient en circulation. De ce montant, 79 881 239 $ CA représentent le capital des billets IPS qui ont été émis comme composante des titres IPS. Les 10 000 000 $ CA restants représentent le capital des billets subordonnés distincts émis dans le cadre des opérations relatives aux titres IPS. Les billets subordonnés ont été émis aux termes d'un acte de fiducie intervenu le 21 décembre 2004 (l'« acte de fiducie relatif aux billets subordonnés ») entre STA ULC, la société, les garants et la Société de fiducie Computershare du Canada, en qualité de fiduciaire (le « fiduciaire »). Le texte qui suit est une description des modalités de l'acte de fiducie relatif aux billets subordonnés, dont une copie a été déposée auprès des organismes canadiens de réglementation des valeurs mobilières et peut être consultée à l'adresse www.sedar.com. Certains termes clés utilisés dans la présente rubrique sans y être définis ont le sens qui leur est attribué dans l'acte de fiducie relatif aux billets subordonnés et sous la rubrique « – Certaines définitions » ci-dessous, selon le cas. Le texte qui suit résume certaines dispositions de l'acte de fiducie relatif aux billets subordonnés et est présenté sous réserve de l'ensemble des dispositions de ce dernier.

Généralités

L'acte de fiducie relatif aux billets subordonnés prévoit l'émission des billets subordonnés représentés par les titres IPS ainsi que celle des billets subordonnés distincts. L'acte de fiducie relatif aux billets subordonnés prévoit également l'émission de billets subordonnés supplémentaires (les « billets subordonnés supplémentaires ») d'un capital global illimité, comportant essentiellement les mêmes modalités que les billets subordonnés en circulation, sous réserve de l'observation des engagements contenus dans l'acte de fiducie relatif aux billets subordonnés. Les billets subordonnés supplémentaires feront partie de la même émission que les billets subordonnés en circulation et seront assortis du droit de voter sur les mêmes questions que les billets subordonnés en circulation.

Les billets subordonnés font l'objet d'une inscription en compte. Voir la rubrique « Description des titres IPS – Règlement et quittance par inscription en compte ». En outre, comme les billets subordonnés ne sont et ne seront inscrits à la cote d'aucune bourse et négociés sur aucun marché, les porteurs pourraient être dans l'impossibilité de les revendre. Dans le cadre de l'acquisition ferme, Marchés mondiaux CIBC Inc. a informé STA ULC qu'elle avait l'intention de créer un marché pour les billets subordonnés, sous réserve des pratiques habituelles du marché ainsi que des exigences et des restrictions légales et réglementaires applicables. Toutefois, elle pourrait cesser, à tout moment et

sans préavis, toute activité en ce sens pour tout motif qui l'y inciterait dans le cours normal de ses activités de négociation de titres.

De plus, si Marchés mondiaux CIBC Inc. tient un marché pour les billets subordonnés, rien ne garantit que ce marché sera suffisamment liquide pour un porteur de billets subordonnés.

Les billets subordonnés représentent des obligations subordonnées non assorties de sûretés de STA ULC, et chacun des garants a garanti ces billets sans donner de sûreté. Voir la rubrique « – Sûretés et garanties » ci-dessous.

Échéance

Les billets subordonnés arrivent à échéance le 21 décembre 2016. À l'échéance, STA ULC remboursera la dette que représentent les billets subordonnés en versant au fiduciaire, pour le compte des porteurs, une somme en monnaie légale du Canada égale au capital des billets subordonnés en circulation, majoré de l'intérêt couru et impayé.

Intérêt

Les billets subordonnés portent intérêt au taux annuel de 14 % à compter de la date de leur émission ou de la dernière date à laquelle l'intérêt a été versé ou mis de côté, et cet intérêt sera payable mensuellement à terme échu, sous réserve de tout report d'intérêt autorisé, moins les impôts à retenir, le 15 de chaque mois qui suit (ou le jour ouvrable suivant si le 15 n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du mois précédent. Le capital des billets subordonnés et l'intérêt sur ceux-ci sont payables en monnaie légale du Canada, au moyen d'un virement télégraphique ou d'une traite bancaire tirée sur une succursale canadienne de la banque qui est précisée dans l'acte de fiducie relatif aux billets subordonnés.

Report de l'intérêt

Avant le 21 décembre 2009, STA ULC est autorisée à reporter à son gré des versements d'intérêt sur les billets subordonnés dans la mesure où le ratio de couverture de l'intérêt de la société pour la dernière période de 12 mois se terminant le dernier jour d'un mois donné est inférieur au montant d'intérêt maximal pouvant être reporté, à moins qu'un défaut de paiement de l'intérêt, du capital ou de la prime, s'il en est, relatifs aux billets subordonnés ne se soit produit et ne se poursuive, ou qu'un autre cas de défaut à l'égard des billets subordonnés ne se soit produit et ne se poursuive, et que la déchéance du terme des billets subordonnés n'ait été déclenchée en raison de ce cas de défaut (chacune de ces périodes étant appelée une « période de report d'intérêt »). Les versements d'intérêt sur les billets subordonnés ne seront pas reportés aux termes de la présente disposition pendant une période totale supérieure à 24 mois ou après le 21 décembre 2009.

En outre, après le 21 décembre 2009, STA ULC pourra également, à son gré et au plus à huit reprises, reporter le versement de l'intérêt sur les billets subordonnés pendant un maximum de huit mois chaque fois (chacune de ces périodes étant une « période de report d'intérêt ») en remettant au fiduciaire un exemplaire d'une résolution du conseil d'administration de STA ULC, attestée par une attestation d'un membre de la direction de STA ULC, selon laquelle, d'après une décision de bonne foi du conseil d'administration de STA ULC, ce report est raisonnablement nécessaire aux fins de la véritable gestion de la trésorerie ou pour réduire la probabilité de la survenance d'un défaut à l'égard d'une dette de premier rang ou pour éviter un tel défaut; toutefois, aucun report ne peut être effectué et tout report en cours doit prendre fin si un défaut de paiement de l'intérêt, du capital ou de la prime, s'il en est, à l'égard des billets subordonnés s'est produit et se poursuit, ou si un autre cas de défaut relatif aux billets subordonnés s'est produit et se poursuit, et que la déchéance du terme des billets subordonnés a été déclenchée en raison de ce cas de défaut. Aucune période de report d'intérêt ne peut commencer avant que la totalité de l'intérêt reporté aux termes d'une période de report d'intérêt antérieure, de même que l'intérêt sur l'intérêt reporté, n'aient été versés en entier.

L'intérêt reporté sur les billets subordonnés portera intérêt au même taux que celui stipulé à l'égard des billets subordonnés, composé chaque mois, jusqu'à ce qu'il ait été versé intégralement. Après la fin d'une période de report d'intérêt, STA ULC sera tenue de reprendre les versements d'intérêt mensuels sur les billets subordonnés, y compris l'intérêt sur l'intérêt reporté. La totalité de l'intérêt reporté couru avant le 21 décembre 2009, y compris l'intérêt couru sur l'intérêt reporté, doit être réglé le 21 décembre 2009. La totalité de l'intérêt reporté couru après le

21 décembre 2009, y compris l'intérêt couru sur l'intérêt reporté, doit être réglé au plus tard à l'échéance, à la condition que STA ULC règle la totalité de l'intérêt reporté et de l'intérêt couru sur celui-ci avant de reporter encore une fois de l'intérêt. À tout moment sauf pendant une période de report d'intérêt, STA ULC peut régler d'avance la totalité ou une partie de l'intérêt reporté.

Période de report

Au cours d'une période de report d'intérêt, ou tant que de l'intérêt reporté demeure impayé et dans certaines autres circonstances décrites ci-dessous, la société ne sera pas autorisée à verser des dividendes ni à effectuer d'autres distributions aux porteurs de ses actions ordinaires ni à effectuer d'autres paiements restreints. Voir la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints ». La facilité de crédit restreint la capacité de la société à effectuer des distributions à STA ULC dans le but de lui permettre de régler d'avance l'intérêt reporté sur les billets subordonnés.

Sommes supplémentaires au titre de la retenue de l'impôt américain

Toutes les sommes versées ou créditées par STA ULC aux termes ou à l'égard des billets subordonnés ou par un garant aux termes ou à l'égard de sa garantie seront libres de toute retenue ou déduction au titre de l'ensemble des impôts, droits, prélèvements, cotisations et autres charges présents ou futurs des gouvernements (y compris les amendes, intérêts ou autres charges ou frais s'y rapportant) imposés ou prélevés par ou pour le gouvernement des États-Unis, ou d'une subdivision politique, d'un État ou d'un territoire des États-Unis, ou d'une autorité ou d'un organisme de ce pays ayant un pouvoir de taxation (les « impôts »), à moins que STA ULC ou le garant en cause ne soit tenu, aux termes des lois ou dans le cadre de l'interprétation ou de l'administration de celles-ci, de pratiquer une telle retenue ou déduction fiscale. Si STA ULC ou un garant est tenu de pratiquer une retenue ou une déduction fiscale sur des sommes versées ou créditées aux termes ou à l'égard des billets subordonnés ou des garanties des billets subordonnés, STA ULC ou le garant en cause versera les sommes supplémentaires (les « sommes supplémentaires ») nécessaires pour que le montant net reçu par chaque propriétaire de billets subordonnés (un « propriétaire » pour les besoins de la présente rubrique « – Sommes supplémentaires au titre de la retenue de l'impôt américain »), y compris les sommes supplémentaires, après le prélèvement de la retenue ou de la déduction (y compris toute retenue ou déduction à l'égard des sommes supplémentaires) ne soit pas inférieur à celui que le propriétaire aurait reçu si les impôts n'avaient pas été retenus ou déduits; toutefois, les sommes supplémentaires ne seront payables à l'égard d'un paiement effectué à une personne que si :

a) la personne en cause est un porteur non américain qui n'est pas un porteur exclu,

b) soit (i) le porteur non américain atteste à STA ULC ou à son mandataire sur le formulaire W-8BEN de l'IRS (ou un formulaire de remplacement acceptable), signé sous peine de parjure, qu'il n'est pas une personne des États-Unis (au sens attribué au terme *United States person* dans l'*Internal Revenue Code of 1986* des États-Unis, dans sa version modifiée (le « Code »)), et fournit son nom et son adresse; soit (ii) un intermédiaire admissible (au sens attribué au terme *qualified intermediary* dans les règlements du Trésor applicables) reçoit de la documentation sur laquelle il peut se fier afin de considérer que le porteur non américain n'est pas une personne des États-Unis et fournit à l'émetteur le formulaire W-8IMY de l'IRS (ou un formulaire de remplacement acceptable),

c) le paiement n'est pas effectivement lié à l'exploitation par cette personne d'un commerce ou d'une entreprise aux États-Unis.

De plus, STA ULC et les garants, en conformité avec les lois applicables et dans les délais qui sont prévus :

1) pratiqueront ces retenues ou ces déductions;

2) remettront intégralement la somme ainsi retenue ou déduite aux autorités compétentes.

STA ULC et les garants remettront aux porteurs des billets subordonnés en circulation à la date de la retenue ou de la déduction, dans les 30 jours suivant la date du paiement de l'impôt exigible aux termes des lois applicables, des copies

certifiées conformes des reçus d'impôt ou des autres documents attestant le paiement effectué par STA ULC ou le garant en cause.

Au moins 30 jours, ou le plus tôt possible, avant chaque date à laquelle un paiement aux termes ou à l'égard des billets subordonnés est exigible et à laquelle STA ULC ou un garant sera obligé de verser des sommes supplémentaires à l'égard d'un tel paiement, STA ULC ou le garant remettra au fiduciaire une attestation d'un membre de la direction déclarant que ces sommes supplémentaires seront payables et précisant les montants ainsi payables et fournissant tous les autres renseignements nécessaires pour permettre au fiduciaire de payer ces sommes supplémentaires aux porteurs ou aux propriétaires de billets à la date du paiement. Chaque fois que dans l'acte de fiducie relatif aux billets subordonnés ou dans la présente notice annuelle il est fait mention, dans tout contexte, du capital, de la prime, s'il en est, de l'intérêt ou de tout autre montant payable aux termes ou à l'égard d'un billet subordonné, cette mention sera considérée comme incluant le versement de sommes supplémentaires dans la mesure où, dans le contexte, des sommes supplémentaires sont, étaient ou seraient payables à cet égard.

STA ULC ou un garant paiera tous les droits de timbre, les frais de cour, les frais de documentation et autres charges ou impôts, présents ou futurs, exigés par toute autorité fiscale en raison de la signature, de la remise, de l'inscription ou de l'exécution de droits aux termes des billets subordonnés, de l'acte de fiducie relatif aux billets subordonnés ou de tout document connexe (les « taxes documentaires »).

L'obligation de payer les sommes supplémentaires (et tout remboursement) ainsi que les taxes documentaires aux termes des modalités décrites ci-dessus continuera de s'appliquer après la résiliation, la résolution ou l'abrogation de l'acte de fiducie relatif aux billets subordonnés.

Retenue de l'impôt canadien

STA ULC a le droit de déduire et de retenir les impôts applicables conformément à la Loi de l'impôt sur toute somme qu'il doit verser à l'égard des billets subordonnés. Le montant de la déduction ou de la retenue sera alors considéré comme une somme payée en satisfaction de l'obligation de STA ULC aux termes des billets subordonnés, et STA ULC ne sera nullement tenue, en raison de la déduction ou de la retenue, de majorer les sommes versées à un porteur de billets subordonnés.

Remboursement facultatif

À moins qu'il ne s'agisse d'un remboursement aux fins de l'impôt comme il en est question ci-dessous, STA ULC ne peut rembourser les billets subordonnés à son gré avant le 21 décembre 2009.

À compter du 21 décembre 2009 et moyennant remise d'un préavis d'au moins 30 jours et d'au plus 60 jours aux porteurs, STA ULC peut rembourser au comptant les billets subordonnés à son gré et à tout moment en totalité ou à l'occasion, en partie, au prix (exprimé en pourcentage du capital) indiqué ci-dessous, plus l'intérêt couru et impayé sur les billets subordonnés remboursés jusqu'à la date de remboursement applicable, s'ils sont remboursés au cours de la période de 12 mois commençant le 21 décembre des années indiquées ci-dessous :

Année	Pourcentage
2009	105 %
2010	105 %
2011	104 %
2012	104 %
2013	103 %
2014	102 %
2015	101 %
2016 et années ultérieures	100 %

Moyennant remise d'un préavis d'au moins 30 jours et d'au plus 60 jours, STA ULC peut, à tout moment et à son gré, rembourser la totalité absolue des billets subordonnés au prix égal à 100 % du capital des billets subordonnés, majoré de l'intérêt couru et impayé jusqu'à la date de remboursement, au cours d'une période pendant laquelle, pour les

besoins de l'impôt fédéral sur le revenu des États-Unis, STA ULC : (i) n'est pas ou ne serait pas autorisée, de l'avis de conseillers fiscaux de réputation nationale, à déduire de son revenu la totalité ou une partie importante de l'intérêt payable sur les billets subordonnés; ou (ii) est tenue de pratiquer une retenue ou une déduction fiscale sur des sommes versées ou créditées aux termes ou à l'égard des billets subordonnés, de même que de verser des sommes supplémentaires. Voir la rubrique « – Sommes supplémentaires au titre de la retenue de l'impôt américain ».

Dans le cas d'un remboursement partiel, le fiduciaire remboursera les billets subordonnés proportionnellement, en les choisissant au sort ou de toute autre façon qu'il juge équitable et appropriée (et d'une manière qui respecte les exigences légales ou réglementaires applicables). Si un billet subordonné est remboursé en partie seulement, l'avis de remboursement relatif au billet subordonné indiquera la fraction du capital du billet subordonné à rembourser. Un nouveau billet subordonné d'un capital égal à la fraction non remboursée du billet subordonné sera émis au nom du porteur à l'annulation du billet subordonné initial. À compter de la date de remboursement, l'intérêt cessera de s'accumuler sur les billets subordonnés ou les fractions de ceux-ci appelés aux fins de remboursement, pour autant que STA ULC ait remis au dépositaire des fonds suffisants pour payer le capital, de même que l'intérêt couru et impayé et la prime (s'il en est) relatifs aux billets subordonnés à rembourser.

Rang

Les billets subordonnés représentent une dette subordonnée non assortie de sûretés de STA ULC et sont subordonnés, pour ce qui est du droit de paiement, ainsi que le prévoit l'acte de fiducie relatif aux billets subordonnés, à l'ensemble des dettes de premier rang actuelles et futures de STA ULC, y compris le cautionnement fourni par STA ULC aux termes de la facilité de crédit.

STA ULC ne peut effectuer de versements de capital, de prime (s'il en est) ou d'intérêt sur les billets subordonnés ni effectuer de dépôt aux termes des dispositions dont il est question sous la rubrique « – Extinction » ci-dessous et ne peut non plus acheter, racheter ni autrement rembourser les billets subordonnés (sauf que les porteurs pourraient recevoir et conserver a) des titres de rang inférieur autorisés et b) des paiements provenant de la fiducie dont il est question sous la rubrique « – Extinction » ci-dessous dans la mesure où, à la date ou aux dates auxquelles les montants ont été respectivement versés dans la fiducie, ces paiements ont été faits à l'égard des billets subordonnés sans enfreindre les dispositions de subordination dont il est question dans les présentes ni aucune autre convention importante liant STA ULC, y compris la facilité de crédit) (collectivement, le « remboursement des billets subordonnés »), si l'un ou l'autre de ces défauts se produit :

- un défaut de paiement du capital, de la prime, s'il en est, ou de l'intérêt sur une dette de premier rang désignée survient et persiste ou toute autre somme due à l'égard d'une dette de premier rang désignée n'est pas réglée à échéance;

- un autre défaut à l'égard d'une dette de premier rang désignée est survenu et l'échéance de cette dette de premier rang désignée a été avancée en conformité avec ses modalités;

à moins que, dans l'un ou l'autre cas, il n'ait été remédié à ce défaut ou qu'il n'y ait eu renonciation aux droits qui en découlent et que l'avancement de l'échéance n'ait été annulé ou que cette dette de premier rang désignée n'ait été réglée intégralement.

Toutefois, STA ULC peut rembourser les billets subordonnés sans tenir compte de ce qui précède si elle-même et le fiduciaire reçoivent un avis écrit approuvant ce remboursement de la part du représentant de chacune des séries de la dette de premier rang désignée à l'égard de laquelle l'un ou l'autre des événements indiqués dans l'un ou l'autre des deux alinéas de la phrase précédente s'est produit et persiste. Tant que persiste un défaut (sauf un défaut indiqué dans l'un ou l'autre des deux alinéas de l'avant-dernière phrase) à l'égard d'une dette de premier rang désignée aux termes duquel l'échéance de cette dette peut être avancée immédiatement sans autre avis (sauf l'avis nécessaire pour avancer l'échéance) ou à l'expiration de toute période de grâce applicable, STA ULC ne peut rembourser les billets subordonnés pendant une période (une « période d'interdiction de remboursement ») commençant à la réception par le fiduciaire (avec copie à STA ULC) d'un avis écrit (un « avis d'interdiction ») de ce défaut de la part du représentant de la dette de premier rang désignée faisant l'objet du défaut l'informant de la décision d'imposer une

période d'interdiction de remboursement et se terminant à la première date à laquelle se produit l'un ou l'autre des événements suivants :

- l'expiration d'un délai de 179 jours suivant la réception de cet avis d'interdiction;
- la levée de cette période d'interdiction de remboursement au moyen d'un avis écrit donné au fiduciaire et à STA ULC par la ou les personnes ayant donné l'avis d'interdiction;
- le remboursement intégral de la dette de premier rang désignée ayant fait l'objet du défaut;
- la cessation du défaut ayant donné lieu à cet avis d'interdiction ou la renonciation aux droits découlant de ce défaut par les porteurs de la dette de premier rang désignée faisant l'objet du défaut ou par les représentants de ces porteurs.

Malgré les dispositions énoncées dans la phrase précédente (et sous réserve des dispositions énoncées dans le paragraphe suivant), à moins que les porteurs de la dette de premier rang désignée faisant l'objet du défaut ou le représentant de ces porteurs n'aient avancé la date d'échéance de la dette de premier rang désignée faisant l'objet du défaut, STA ULC peut reprendre le remboursement des billets subordonnés après la fin de cette période d'interdiction de remboursement. Le nombre de jours pendant lesquels une ou plusieurs périodes d'interdiction de remboursement sont en vigueur ne peut en aucun cas excéder 179 jours au total au cours d'une période de 360 jours consécutifs. Pour les besoins de la présente disposition, aucun défaut ou cas de défaut qui existait ou persistait à la date du commencement d'une période d'interdiction de remboursement à l'égard de la dette de premier rang désignée ayant donné lieu à cette période d'interdiction de remboursement ne doit constituer le fondement d'une nouvelle période d'interdiction de remboursement par le représentant de cette dette de premier rang désignée, à moins qu'il n'ait été remédié à ce défaut ou à ce cas de défaut, ou que celui-ci n'ait fait l'objet d'une renonciation depuis au moins 90 jours consécutifs.

Au versement ou à la distribution de l'actif de la société en cas de liquidation ou de dissolution totale ou partielle, de faillite, de réorganisation, d'insolvabilité ou de mise sous séquestre de la société ou de procédures similaires relatives à la société ou à ses biens, ou en cas de cession de son actif ou de son passif au profit de ses créanciers ou de tout ordonnancement de l'actif ou du passif de la société, les porteurs de la dette de premier rang auront droit au remboursement de la totalité de la dette de premier rang avant que les porteurs des billets subordonnés n'aient le droit de recevoir quelque versement que ce soit, et, jusqu'à ce que la dette de premier rang soit remboursée intégralement, tout versement ou toute distribution auxquels les porteurs des billets subordonnés auraient droit en l'absence des dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés seront faits aux porteurs de la dette de premier rang en proportion de leurs droits. Toutefois, les porteurs de billets subordonnés peuvent recevoir et conserver des titres de rang inférieur autorisés et les paiements prélevés sur la fiducie dont il est question sous la rubrique « – Extinction » dans la mesure où, à la date ou aux dates auxquelles les sommes ont été versées dans la fiducie, ces paiements ont été faits à l'égard des billets subordonnés dans le respect des dispositions de subordination dont il est question dans les présentes ou de toute autre convention importante liant la société, y compris la facilité de crédit. Si les porteurs des billets subordonnés reçoivent une distribution qui n'aurait pas dû leur être faite en raison des dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés, ils sont tenus de la détenir en fiducie pour le compte des porteurs de la dette de premier rang et de la verser aux porteurs de la dette de premier rang en proportion des droits de ces derniers.

Après la survenance d'un cas de défaut, la société ou le fiduciaire doit sans délai en informer les porteurs de chaque série de la dette de premier rang désignée (ou leur représentant respectif). Si une dette de premier rang désignée est en cours, STA ULC ne peut effectuer de versement de sommes dues sur les billets subordonnés avant le cinquième jour ouvrable suivant la réception par les porteurs de la dette de premier rang désignée en question ou par leur représentant de l'avis de ce cas de défaut et, par la suite, ne peut effectuer de versement sur les billets que si les dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés permettent néanmoins qu'un versement soit fait au moment en cause.

En raison des dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés, en cas d'insolvabilité de la société, les créanciers de celle-ci qui sont porteurs de la dette de premier rang pourraient

recouvrer proportionnellement davantage que les porteurs des billets subordonnés et, en raison de l'obligation de la part des porteurs des billets subordonnés de remettre des distributions aux porteurs de la dette de premier rang, dans la mesure requise pour rembourser intégralement la dette de premier rang, les créanciers commerciaux de la société et les garants pourraient recouvrer proportionnellement davantage que les porteurs des billets subordonnés.

L'acte de fiducie relatif aux billets subordonnés contient des dispositions de subordination identiques relatives aux obligations de chaque garant aux termes de sa garantie. Malgré les dispositions qui précèdent, rien n'empêche un cas de défaut de se produire ni ne réduit autrement, en ce qui concerne STA ULC (et les garants) et les porteurs des billets subordonnés, l'obligation de STA ULC et des garants, qui est inconditionnelle et absolue, d'effectuer des versements sur les billets subordonnés dès qu'ils sont dus et exigibles en conformité avec leurs modalités, ni n'empêche les porteurs de la dette subordonnée d'exercer immédiatement les recours permis par les lois applicables en cas de défaut aux termes des billets subordonnés, sous réserve, toutefois, d'une période d'abstention d'exigibilité anticipée.

Sûretés et garanties

Les billets subordonnés représentent des obligations non assorties de sûretés de STA ULC et sont garantis par la société et chacune de ses filiales, à l'exception de Student Transportation of Canada Inc. et de sa filiale Toshmar Bus Lines Limited, qui ne donnent toutefois pas de sûretés, aux termes des cautionnements conclus par chaque garant. Ainsi que le prévoit l'acte de fiducie relatif aux billets subordonnés, la dette représentée par chacune des garanties est subordonnée, quant au droit de paiement, à l'ensemble des dettes de premier rang actuelles et futures du garant en cause, y compris les dettes de premier rang de la société et des membres du même groupe qu'elle aux termes de la convention de crédit modifiée et mise à jour.

Émissions supplémentaires de titres IPS et de billets subordonnés

Sous réserve de certaines clauses restrictives à l'égard de la création de dettes, l'acte de fiducie relatif aux billets subordonnés prévoit des émissions supplémentaires de billets subordonnés uniquement si elles ne rendent pas STA ULC insolvable. Les modalités des billets subordonnés supplémentaires seront identiques à tous égards importants à celles des billets subordonnés en circulation. STA ULC peut émettre des billets subordonnés supplémentaires à un prix supérieur ou inférieur au capital.

Périodes d'abstention d'exigibilité anticipée

Le capital des billets subordonnés ne sera pas exigible pendant une période d'abstention d'exigibilité anticipée; toutefois, une période d'abstention d'exigibilité anticipée ne saurait empêcher un cas de défaut de se produire ni autrement réduire, en ce qui concerne STA ULC (et les garants) et les porteurs des billets subordonnés, l'obligation de STA ULC et des garants, qui est inconditionnelle et absolue, d'effectuer des paiements à l'égard des billets subordonnés dès qu'ils sont dus et exigibles en conformité avec leurs modalités, ni empêcher les porteurs de la dette subordonnée d'exercer immédiatement les autres recours en cas de défaut qui sont permis par les lois applicables (y compris le droit de poursuite) pendant une période d'abstention d'exigibilité anticipée. Par « période d'abstention d'exigibilité anticipée » on entend, tant que STA ULC compte une dette de premier rang impayée dont les modalités stipulent que toute dette subordonnée de STA ULC doit comprendre une clause d'abstention, la période qui commence à la date à laquelle le fiduciaire ou les porteurs d'au moins 25 % du capital des billets subordonnés en circulation (ou les porteurs d'un capital minimal réduit dans le cas d'un défaut au titre du capital minimal réduit) remettent un avis d'exigibilité anticipée à STA ULC et prend fin à la première des éventualités suivantes à survenir : a) 179 jours suivant le commencement de cette période, étant entendu que s'il y a eu des périodes d'abstention d'exigibilité anticipée dans les 12 mois précédents, la durée de la période d'abstention d'exigibilité anticipée en cause est automatiquement réduite de la durée cumulative de toutes ces périodes d'abstention d'exigibilité anticipée qui ont eu lieu au cours de ces 12 mois; b) la date à laquelle les porteurs de dettes aux termes de la facilité de crédit déclarent l'exigibilité anticipée de la dette de premier rang ou alors une action en exécution ou en recouvrement a été intentée à leur égard; c) la survenance ou l'existence d'un cas de défaut dont il est question à l'alinéa (vii) sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés »; d) l'échéance des billets subordonnés et e) le consentement écrit des porteurs de la dette de premier rang à la levée de la période d'abstention d'exigibilité anticipée.

L'acte de fiducie relatif aux billets subordonnés renferme également des dispositions d'abstention essentiellement équivalentes pour les obligations de chaque garant aux termes de sa garantie.

Changement de contrôle

À la survenance de l'un des événements suivants (un « changement de contrôle »), STA ULC devra faire une offre de rachat de la totalité ou de toute partie des billets subordonnés d'un porteur à un prix d'achat au comptant correspondant à 101 % de leur capital, plus l'intérêt couru et impayé, s'il en est, jusqu'à la date de rachat (sous réserve du droit des porteurs inscrits à la date de référence pertinente de recevoir l'intérêt dû à la date de versement d'intérêt pertinente) : (i) l'adoption d'un plan de liquidation ou de dissolution de STA ULC, de la société ou de STA; (ii) l'acquisition, par une personne ou un groupe, d'une participation directe ou indirecte dans des titres représentant plus de 50 % des droits de vote rattachés aux actions avec droit de vote de STA ULC, de la société ou de STA, au moyen d'un achat, d'une fusion ou d'un regroupement ou autrement (sauf la création d'une société de portefeuille ne comportant pas un changement de propriété effective de STA ULC, de la société ou de STA, selon le cas, par suite de cette opération); ou (iii) la fusion ou le regroupement de STA ULC, de la société ou de STA avec une autre personne ou l'absorption d'une autre personne par STA ULC, la société ou STA lorsque, en conséquence immédiate de l'opération, les actionnaires de STA ULC, de la société ou de STA, selon le cas, immédiatement avant l'opération, détiennent directement ou indirectement moins de 50 % de l'ensemble des droits de vote rattachés à tous les titres conférant habituellement le droit de voter à l'élection des administrateurs, des gestionnaires ou des fiduciaires de la personne qui est prorogée après la fusion ou le regroupement, dans chaque cas l'opération ne devant pas donner naissance à une société de portefeuille sans qu'il n'y ait eu un changement dans la propriété effective de STA ULC, de la société ou de STA.

Toute dette de premier rang future de STA ULC pourrait renfermer des dispositions interdisant certains événements qui constitueraient un changement de contrôle ou obligeant STA ULC à rembourser, à racheter ou à lancer une offre en vue de racheter la dette de premier rang à la survenance d'un changement de contrôle. La dette de premier rang pourrait interdire à STA ULC d'acheter les billets subordonnés. De plus, l'exercice par les porteurs de leur droit d'obliger STA ULC à racheter les billets subordonnés pourrait entraîner un défaut aux termes d'autres dettes de premier rang, même si le changement de contrôle n'occasionne pas en soi un tel défaut, en raison de l'effet financier du rachat sur STA ULC. La capacité de STA ULC de verser des sommes en espèces aux porteurs au rachat pourrait être limitée par les ressources financières de cette dernière et les modalités de toute dette de premier rang alors en cours. Rien ne garantit que des fonds suffisants seront disponibles au moment où il faudra faire des rachats.

Si, au moment du changement de contrôle, les modalités d'une dette de premier rang restreignent ou empêchent le rachat par STA ULC de billets subordonnés conformément à cette clause restrictive, STA ULC doit, avant d'envoyer par la poste aux porteurs l'avis prévu dans le paragraphe qui suit, mais quoi qu'il en soit dans les 30 jours suivant le changement de contrôle (i) rembourser intégralement toutes les dettes de premier rang, ou offrir de les rembourser et rembourser intégralement la dette de premier rang de chaque prêteur qui a accepté l'offre, ou encore (ii) obtenir les consentements prévus par les conventions régissant les dettes de premier rang afin d'être autorisée à lancer une offre en vue de racheter les billets subordonnés comme il est indiqué dans le paragraphe qui suit.

Dans les 30 jours suivant un changement de contrôle, à moins que STA ULC n'ait exercé son droit de rembourser par anticipation tous les billets subordonnés d'un porteur en particulier tel qu'il est décrit sous la rubrique « – Remboursement facultatif » ci-dessus, auquel cas les dispositions suivantes ne s'appliqueront pas à ce porteur (un « porteur non admissible »), STA ULC enverra un avis par la poste (une « offre en cas de changement de contrôle ») à chaque porteur, avec une copie au fiduciaire, indiquant : (i) qu'un changement de contrôle s'est produit, avis qu'il accompagne d'une offre d'acheter les billets subordonnés de chaque porteur qui n'est pas un porteur non admissible à un prix d'achat au comptant égal à 101 % de leur capital plus l'intérêt couru et impayé, le cas échéant, jusqu'à la date de l'achat (sous réserve du droit des porteurs inscrits à une date de référence de recevoir l'intérêt à la date de versement d'intérêt pertinente); (ii) les circonstances, les faits pertinents et les renseignements financiers relatifs au changement de contrôle; (iii) la date de rachat (devant être au moins 30 jours et au plus 60 jours après la date à laquelle l'avis est mis à la poste); et (iv) les directives de STA ULC, compatibles avec la présente clause restrictive, qu'un porteur doit suivre pour faire acheter ses billets subordonnés.

Un porteur de titres IPS ne pourra faire acheter ses billets subordonnés que s'il remet ses titres IPS au dépositaire compétent et reçoit les actions ordinaires et les billets subordonnés représentés par les titres IPS.

STA ULC n'aura pas l'obligation de présenter une offre en cas de changement de contrôle (i) si un tiers présente une telle offre de la manière, aux moments et par ailleurs en conformité avec les exigences indiquées dans l'acte de fiducie relatif aux billets subordonnés s'appliquant à une offre en cas de changement de contrôle présentée par STA ULC, et qu'elle achète tous les billets subordonnés valablement déposés en réponse à cette offre et dont le dépôt n'aura pas été révoqué; ou (ii) si elle remet un avis de remboursement, conformément aux exigences indiquées dans l'acte de fiducie relatif aux billets subordonnés, portant sur tous les billets subordonnés et qu'elle rembourse ces billets à la date de remboursement mentionnée dans l'avis de remboursement.

Reconstitution de titres IPS à partir des billets subordonnés et des actions ordinaires

L'acte de fiducie relatif aux billets subordonnés prévoit que tant que des billets subordonnés sont en circulation, les porteurs de billets subordonnés et d'actions ordinaires peuvent à tout moment reconstituer des titres IPS à partir de ces titres.

Certaines clauses restrictives

Parmi les clauses restrictives que renferme l'acte de fiducie relatif aux billets subordonnés figurent celles qui suivent.

Restrictions sur la création de dettes. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune de leurs filiales, directement ou indirectement, de contracter une dette; toutefois, STA ULC et la société ou l'une de leurs filiales peut contracter une dette si le ratio de la dette totale consolidée à la fin du dernier trimestre d'exercice terminé par rapport au BAIIA ajusté pour les quatre derniers trimestres d'exercice terminés de la société pour lesquels des états financiers internes sont disponibles immédiatement avant la date à laquelle cette dette supplémentaire est créée aurait été inférieur à 4,8:1,0 (le « ratio dette/BAIIA ») sur une base pro forma (y compris une affectation pro forma du produit net qui en découle), comme si la dette supplémentaire avait été créée et que l'affectation du produit qui en découle avait eu lieu au début de cette période de quatre trimestres.

Les restrictions précitées ne s'appliquent pas à ce qui suit :

a) la création, par STA ULC, la société ou une filiale, d'une dette d'un montant maximal de 85 millions de dollars aux termes de la facilité de crédit;

b) la création, par STA ULC et les garants, d'une dette représentée par les billets subordonnés et les billets subordonnés distincts émis le 21 décembre 2004 et les garanties et à l'exercice, par les preneurs fermes, de l'option aux fins d'attributions excédentaires;

c) la dette existant le 21 décembre 2004;

d) la dette devant être émise sous forme de billets subordonnés supplémentaires représentés par des titres IPS constitués d'un pourcentage d'actions ordinaires égal au moins à 50 % des titres IPS en question (et l'émission connexe d'actions privilégiées par la société) au rachat d'actions ordinaires de catégorie B ou de catégorie C de la société;

e) la dette découlant d'ententes de STA ULC, de la société ou d'une filiale prévoyant une indemnisation, le rajustement du prix d'achat, une clause relative à la capacité de gain ou des obligations similaires, dans chaque cas dans le cadre de l'acquisition ou de l'aliénation d'une entreprise, d'actifs ou d'une filiale de STA ULC ou de la société conformément aux modalités de l'acte de fiducie relatif aux billets subordonnés, sauf les cautionnements d'une dette créée par une personne qui fait l'acquisition de la totalité ou d'une partie de l'entreprise, des actifs ou de la filiale pour financer l'acquisition;

f) la dette de STA ULC ou de la société envers une filiale, à la condition que la dette soit subordonnée, quant au droit de paiement, aux billets subordonnés; toute émission ou tout transfert subséquent de capital-actions ou tout autre événement par suite duquel une filiale cesse d'être une filiale, ou tout autre transfert subséquent d'une telle dette (sauf à STA ULC, à la société ou à une autre filiale), étant réputé, dans chaque cas, constituer la création d'une telle dette;

g) la dette d'une filiale envers STA ULC, la société ou une autre filiale, à la condition que (i) la dette soit créée conformément à un billet intersociétés et que (ii) si un garant contracte cette dette envers une filiale qui n'est pas un garant, la dette soit subordonnée, quant au droit de paiement, à la garantie de ce garant; toute émission ou tout transfert subséquent de capital-actions ou tout autre événement par suite duquel une filiale qui prête le montant de cette dette cesse d'être une filiale, ou tout autre transfert subséquent d'une telle dette (sauf à STA ULC, à la société ou à une autre filiale), étant réputé, dans chaque cas, constituer la création d'une telle dette;

h) les obligations de couverture qui sont contractées dans le cours normal des activités (i) pour fixer le taux d'intérêt ou prévoir une protection contre le risque de taux d'intérêt relativement à toute dette pouvant être impayée selon les modalités de l'acte de fiducie relatif aux billets subordonnés; (ii) pour fixer le taux de change ou prévoir une protection contre le risque de change relativement à toute monnaie ou (iii) pour fixer le prix des marchandises ou prévoir une protection contre le risque de fluctuation des prix des marchandises relativement à tout achat de marchandises;

i) tout cautionnement consenti par STA ULC, la société ou un garant à l'égard d'une dette ou d'autres obligations de STA ULC, de la société ou d'une filiale, du moment que la dette contractée par STA ULC, la société ou la filiale est autorisée par l'acte de fiducie relatif aux billets subordonnés; si, aux termes de ses modalités, cette dette est subordonnée, quant au droit de paiement, aux billets subordonnés ou à la garantie de cette filiale, selon le cas, le cautionnement de ce garant à l'égard de cette dette doit être subordonné, quant au droit de paiement, à la garantie de ce garant à l'égard des billets subordonnés essentiellement dans la même mesure que celle où cette dette est subordonnée aux billets subordonnés ou à la garantie de cette filiale, selon le cas;

j) la création, par STA ULC, la société ou une filiale, d'une dette qui sert à rembourser ou à refinancer toute dette contractée tel qu'il est autorisé aux termes du premier paragraphe de la présente clause restrictive, des alinéas a), b), c) et d) ci-dessus et des alinéas k) et o) ci-dessous, ou toute dette émise pour rembourser ou refinancer ainsi cette dette (sous réserve des dispositions restrictives suivantes, une « dette de refinancement ») avant son échéance, cette dette de refinancement devant toutefois respecter les conditions suivantes :

   (i) sa durée moyenne pondérée à l'échéance, au moment où elle est contractée, n'est pas inférieure au reste de la durée moyenne pondérée à l'échéance de la dette qui est remboursée ou refinancée;

   (ii) son échéance stipulée ne tombe pas avant l'échéance stipulée de la dette remboursée ou refinancée ou l'échéance stipulée des billets subordonnés;

   (iii) elle refinance une dette de rang égal aux billets subordonnés ou aux garanties et est de rang égal ou est subordonnée aux billets subordonnés ou aux garanties, selon le cas;

   (iv) le montant global de la dette contractée (ou si la dette de refinancement est émise moyennant un escompte d'émission, le prix d'émission global) est égal ou inférieur au capital global (ou si elle est émise moyennant un escompte d'émission, la valeur globale d'accroissement) alors en cours de la dette qui est refinancée, plus la prime, les pénalités pour remboursement anticipé, les coûts, les dépenses et les frais engagés pour effectuer le refinancement;

à la condition que le ratio dette/BAIIA soit respecté et, en outre, que les sous-alinéas (i) et (ii) du présent alinéa j) ne s'appliquent pas au refinancement de la facilité de crédit;

k) la dette d'une personne acquise par STA ULC, la société ou une filiale et fusionnée avec une filiale conformément aux modalités de l'acte de fiducie relatif aux billets subordonnés, à la condition que cette dette ne soit pas créée en prévision d'une telle acquisition, ni pour fournir la totalité ou une partie des fonds ou du crédit nécessaires à la réalisation de l'acquisition ou de la fusion; il est entendu que, compte tenu de l'acquisition et de la création d'une telle dette sur une base pro forma, (i) la société serait autorisée à engager une dette supplémentaire d'au moins 1,00 $ conformément au ratio dette/BAIIA énoncé dans la présente clause restrictive ou (ii) le ratio de couverture de l'intérêt sur une base pro forma pour la période précédente, compte tenu de l'acquisition et de la création d'une telle dette, serait plus élevé que le ratio de couverture de l'intérêt réel pour la période en cause, compte non tenu de l'acquisition, à la condition que le ratio dette/BAIIA soit respecté;

l) la création, par STA ULC, la société ou une de leurs filiales, d'une dette représentée par des obligations capitalisées découlant de contrats de location-acquisition, des financements hypothécaires ou des obligations consécutives à une acquisition, dans chaque cas contractée pour financer la totalité ou une partie du prix d'achat ou du coût de construction ou d'amélioration d'un bien (réel ou personnel), d'installations ou de matériel que STA ULC, la société ou la filiale utilise dans le cadre de ses activités (au moyen de l'achat direct de biens ou du capital-actions d'une personne qui est propriétaire de ces actifs) dont l'encours global, y compris toute dette de refinancement contractée pour rembourser, refinancer ou remplacer une dette contractée aux termes du présent alinéa l), ne doit à aucun moment dépasser 10 millions de dollars, à la condition que le ratio dette/BAIIA soit respecté;

m) la création, par STA ULC, la société ou une de leurs filiales, d'une dette qui constitue des obligations de remboursement à l'égard de lettres de crédit émises dans le cours normal des activités, notamment, les lettres de crédit relatives aux réclamations pour indemnité d'accidents du travail ou de l'auto-assurance, ou les autres dettes au titre d'obligations de remboursement découlant de réclamations pour indemnité d'accidents du travail ou de l'auto-assurance; toutefois, à l'occasion du prélèvement de sommes sur de telles lettres de crédit ou de la création de telles dettes, ces obligations doivent être dans chaque cas remboursées dans les 30 jours suivant le prélèvement ou la création;

n) la création, par STA ULC, la société ou une de leurs filiales, d'obligations relatives aux cautionnements d'exécution, de garantie et d'achèvement fournis par STA ULC, la société ou la filiale dans le cours normal des activités;

o) la création, par STA ULC, la société ou une de leurs filiales, d'une dette supplémentaire dont l'encours global (ou la valeur d'accroissement, selon le cas), y compris toute dette de refinancement contractée pour rembourser, refinancer ou remplacer une dette contractée aux termes du présent alinéa o), ne doit à aucun moment dépasser 10 millions de dollars;

p) la dette découlant du fait qu'une banque ou une autre institution financière a honoré un chèque, une traite ou un effet semblable sans provision dans le cours normal des activités; toutefois, cette dette doit être éteinte dans les cinq jours ouvrables du moment où elle est contractée.

Afin de déterminer si la présente clause restrictive est respectée, si un élément de dette respecte les critères de plus d'une des catégories de dettes autorisées décrites aux alinéas a) à p) ci-dessus ou peut être contracté conformément à la présente clause restrictive, STA ULC, à sa seule appréciation, classera ou reclassera l'élément de dette d'une manière qui respecte la présente clause restrictive, et l'élément de dette sera considéré comme ayant été contracté conformément à une seule de ces dispositions. Pour les besoins de la présente clause restrictive, ne seront pas réputés constituer la création d'une dette l'accumulation de l'intérêt, l'accumulation de la valeur d'accroissement ou l'amortissement de l'escompte d'émission, le versement d'intérêt sur une dette supplémentaire comportant des modalités identiques et le versement de dividendes sur les actions exclues sous forme d'actions supplémentaires de la même catégorie d'actions exclues.

Restrictions sur les paiements restreints. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront de faire directement ou indirectement ce qui suit et qu'elles n'autoriseront pas leurs filiales à faire directement ou indirectement l'une ou l'autre des choses suivantes :

(i) déclarer ou verser un dividende ou effectuer une distribution sur les titres de participation de STA ULC, de la société ou d'une filiale, y compris un versement effectué dans le cadre d'une fusion ou d'un regroupement touchant STA ULC ou la société (sauf (A) des dividendes ou des distributions payables par STA ULC ou la société uniquement sous forme de titres de participation (autres que des actions exclues) de STA ULC ou de la société ou (B) des dividendes ou des distributions payables par une filiale, à la condition que, dans le cas d'un dividende ou d'une distribution payable sur une catégorie ou une série de titres émis par une filiale autre qu'une filiale en propriété exclusive, STA ULC, la société ou la filiale reçoive au moins sa quote-part de ce dividende ou de cette distribution en conformité avec les modalités des titres de participation en cause);

(ii) acheter ou acquérir ou rembourser autrement pour une contrepartie de valeur tout titre de participation de STA ULC ou de la société, à l'exception des rachats d'actions ordinaires de catégorie B ou de catégorie C par la société dans le cadre d'un cas de rachat;

(iii) faire un investissement restreint;

(les paiements et autres mesures dont il est question dans les alinéas (i), (ii) et (iii) ci-dessus étant collectivement appelés les « paiements restreints »), à moins qu'au moment du paiement restreint :

a) aucun défaut ou cas de défaut ne se soit produit et ne se poursuive ni ne se produirait en raison du paiement restreint;

b) (i) aucune période de report d'intérêt relativement aux billets subordonnés ne soit en cours, et (ii) aucun intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) ne demeure impayé;

c) ce paiement restreint, une fois ajouté au total de tous les autres paiements restreints effectués par STA ULC, la société et leurs filiales après le 21 décembre 2004 (y compris les paiements restreints permis par les dispositions 1, 3, 4, 5 et 6 du paragraphe suivant, exclusion faite des autres paiements restreints permis par le paragraphe suivant), ne soit inférieur à la somme, sans répétition, des éléments suivants :

   (i) 100 % de l'excédent de trésorerie de la société (calculé conformément à l'acte de fiducie relatif aux billets subordonnés) pour la période (considérée comme une période comptable) commençant à la première date du trimestre d'exercice au cours duquel tombe le 21 décembre 2004 et se terminant à la fin du dernier trimestre d'exercice terminé de la société pour lequel des états financiers internes sont disponibles au moment où est fait le paiement restreint;

   (ii) 100 % du produit net total, y compris l'encaisse et la juste valeur marchande (calculée de la manière prévue dans le paragraphe suivant) des biens autres qu'en espèces, reçu par la société après le 21 décembre 2004 dans le cadre de l'émission ou de la vente de titres de participation de la société (sous réserve de certaines exceptions), y compris les titres de participation émis à la conversion d'une dette ou à l'exercice de bons de souscription ou d'options (sauf une émission ou une vente à une filiale de la société, à STA ULC ou à STA);

   (iii) 100 % du montant total des apports au capital de la société reçus sous forme d'espèces et de la juste valeur marchande (calculée de la manière prévue dans le paragraphe suivant) des biens autres qu'en espèces reçus par la société au titre d'apports au capital après le 21 décembre 2004 (sous réserve de certaines exceptions);

(iv) 100 % de la somme totale reçue en espèces et de la juste valeur marchande (calculée de la manière prévue dans le paragraphe suivant) des biens autres qu'en espèces reçus (A) à l'aliénation, notamment par vente (sauf à STA ULC, à la société, à STA ou à une filiale), d'investissements restreints effectués par la société et une filiale et au rachat ou au remboursement de ces investissements restreints auprès de la société et d'une filiale par une personne (autre que STA ULC, la société, STA ou une filiale) et aux remboursements de prêts ou d'avances qui constituent des investissements restreints, et (B) à la vente (sauf à STA ULC, à la société, à STA ou à une filiale) du capital-actions d'une filiale.

La juste valeur marchande d'un bien autre qu'en espèces dont il est question aux alinéas (ii), (iii) et (iv) ci-dessus sera établie de bonne foi par STA ULC et (A) dans le cas d'un bien ayant une juste valeur marchande supérieure à 5 millions de dollars, sera indiquée dans une attestation des membres de la direction ou (B) dans le cas d'un bien ayant une juste valeur marchande supérieure à 10 millions de dollars, sera indiquée dans une résolution approuvée au moins à la majorité des membres du conseil d'administration.

Les dispositions précitées de la présente clause restrictive n'interdisent pas ce qui suit :

1) le paiement d'un dividende ou d'une distribution dans les 60 jours suivant la date de sa déclaration, si, à la date de la déclaration, ce paiement aurait été autorisé aux termes des dispositions de l'acte de fiducie relatif aux billets subordonnés;

2) a) le rachat, le remboursement ou toute autre acquisition de titres de participation (le « capital-actions remboursé ») ou de la dette subordonnée de STA ULC en échange de titres de participation de STA ULC, de la société ou d'une de leurs filiales respectives ou d'apports au capital-actions de celles-ci, ou par prélèvement sur le produit d'une vente sensiblement concomitante de tels titres de participation ou d'apports au capital-actions (sauf s'il s'agit d'actions exclues ou de titres de participation vendus à une filiale ou à un régime d'actionnariat pour le personnel ou encore à une fiducie établie par STA ULC, la société ou une de leurs filiales respectives) (collectivement, y compris de tels apports, le « capital-actions de refinancement ») et b) la déclaration et le versement de dividendes accumulés sur le capital-actions remboursé, par prélèvement sur le produit d'une vente sensiblement concomitante (autrement qu'à une filiale de l'émetteur ou à un régime d'actionnariat pour le personnel ou encore à une fiducie établie par STA ULC, la société ou une de leurs filiales respectives) de capital-actions de refinancement;

3) la déclaration et le paiement de dividendes ou de distributions aux porteurs de toute catégorie ou série d'actions exclues de STA ULC, de la société ou d'une de leurs filiales respectives émises ou créées conformément à la clause restrictive décrite sous la rubrique « – Restrictions sur la création de dettes »;

4) la déclaration et le paiement de dividendes ou de distributions aux porteurs de toute catégorie ou série d'actions préférentielles émises conformément à la clause restrictive décrite sous la rubrique « – Restrictions sur la création de dettes »;

5) d'autres paiements restreints d'un montant global, indiqué dans l'acte de fiducie relatif aux billets subordonnés, qui ne peut excéder 10 millions de dollars américains, pourvu que, au moment en cause, on puisse exclure du calcul les paiements effectués aux termes du présent alinéa qui seraient ultérieurement devenus exigibles aux termes de l'alinéa 7;

6) les rachats de titres de participation réputés avoir lieu à l'exercice d'options d'achat d'actions si ces titres de participation représentent une partie du prix d'exercice des options;

7) le versement de dividendes sur les actions ordinaires de la société qui ont été autorisés mais qui n'ont pas été versés;

8) le rachat, le remboursement par anticipation ou toute autre acquisition ou tout autre remboursement pour une contrepartie de valeur de titres de participation détenus par un employé, un membre de la direction, un administrateur ou un consultant ancien ou actuel de STA ULC, de la société ou d'une de leurs filiales, ou leur

succession, leur conjoint ou les membres de leur famille respectifs, aux termes d'un régime d'achat d'actions ou d'un régime d'options d'achat d'actions à l'intention de la direction ou d'un autre régime d'avantages sociaux à l'intention de la direction ou des employés, d'un capital global ne pouvant dépasser 5 millions de dollars au cours d'une année civile donnée aux termes du présent alinéa 8; à la condition que STA ULC, la société ou une de leurs filiales puisse, au cours d'une année civile ultérieure, reporter et effectuer, en plus des opérations autorisées au cours de l'année civile en cause, les rachats, les remboursements par anticipation et toutes les autres acquisitions ou tous les autres remboursements pour une contrepartie de valeur qui étaient autorisés pour une année civile antérieure mais qui n'ont pas été effectués, jusqu'à concurrence de 5 millions de dollars au cours d'une année civile donnée aux termes du présent alinéa 8; à la condition aussi que ce montant autorisé au cours d'une année civile donnée puisse être majoré du produit en espèces que STA ULC, la société et leurs filiales reçoivent au titre de polices d'assurance collaborateurs après la date de l'acte de fiducie relatif aux billets subordonnés, moins toute somme préalablement affectée au règlement de paiements restreints aux termes du présent alinéa 8; à la condition enfin que l'annulation de la dette envers STA ULC, la société ou une de leurs filiales contractée par un employé, un membre de la direction, un administrateur ou un consultant de la société ou de l'une de ses filiales dans le cadre d'un rachat de titres de participation auprès de ces personnes ne soit pas réputée constituer un paiement restreint pour l'application du présent alinéa ou d'une autre disposition de l'acte de fiducie relatif aux billets subordonnés;

9) les dividendes ou les distributions uniquement sous forme de titres de participation ou les rachats de titres de participation pouvant être réputés avoir lieu à l'échange ou à l'exercice d'autres titres de participation en circulation;

10) le rachat, le remboursement par anticipation ou toute autre acquisition pour une contrepartie de valeur de fractions d'actions du capital-actions de la société dans le cadre d'une fusion, d'un regroupement ou d'une autre forme de regroupement d'entreprises concernant la société;

à la condition qu'au moment où est effectué un paiement restreint autorisé par les alinéas 1), 3), 4), 5), 6), 7) et 9) et compte tenu d'un tel paiement, aucun défaut ou cas de défaut ne se soit produit et ne se poursuive ou ne se produirait en conséquence, aucune période de report d'intérêt relativement aux billets subordonnés ne soit en cours, et aucun intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) ne demeure impayé.

Restrictions sur le versement de dividendes et d'autres sommes touchant les filiales. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront pas (dans la mesure où l'un de leurs droits d'approbation indirects est déclenché) à leurs filiales, directement ou indirectement, de créer une charge ou une restriction conventionnelles sur la capacité de leurs filiales respectives de faire ce qui suit et de provoquer ou de tolérer l'existence ou la prise d'effet d'une telle charge ou d'une telle restriction :

a) (i) verser des dividendes ou faire d'autres distributions à STA ULC, à la société ou à une filiale (1) sur leur capital-actions ou (2) relativement à toute autre participation aux profits ou à tout autre droit calculé en fonction des profits ou (ii) rembourser une dette due à STA ULC, à la société ou à une filiale;

b) consentir des prêts ou des avances à STA ULC, à la société ou à une filiale;

c) vendre, louer, céder ou transférer l'un de leurs biens ou de leurs actifs à STA ULC, à la société ou à une filiale;

sauf, dans chaque cas, pour ce qui est des charges ou des restrictions existant aux termes de ce qui suit ou découlant de ce qui suit :

(i) des charges ou des restrictions contractuelles en vigueur le 21 décembre 2004, y compris aux termes de la facilité de crédit;

(ii) l'acte de fiducie relatif aux billets subordonnés et les billets subordonnés;

(iii) les lois, règles, règlements ou ordonnances applicables;

(iv) une convention ou un autre document relatif à la dette d'une personne acquise par STA ULC, la société ou une filiale qui existait au moment de l'acquisition (mais qui n'avait pas été créée en prévision de cette acquisition ou pour fournir la totalité ou toute partie des fonds ou du crédit nécessaires à la réalisation de l'acquisition), la charge ou la restriction n'étant pas applicable à une personne autre que la personne acquise ou aux biens ou à l'actif d'une personne autre que la personne acquise;

(v) une restriction relative à une filiale imposée conformément à une convention conclue en vue de la vente ou de l'aliénation de la totalité ou de la quasi-totalité du capital-actions ou de l'actif de la filiale en attendant la clôture de la vente ou de l'aliénation;

(vi) toute dette garantie dont la création est par ailleurs autorisée aux termes des clauses restrictives décrites sous la rubrique « – Restrictions sur la création de dettes » mais qui limite le droit du débiteur d'aliéner l'actif donné en garantie de la dette;

(vii) les restrictions sur les dépôts en espèces ou autres ou sur la valeur nette imposées par des clients aux termes de contrats conclus dans le cours normal des activités;

(viii) les dispositions habituelles figurant dans les conventions de coentreprise, les conventions de société en commandite et d'autres conventions semblables conclues dans le cours normal des activités;

(ix) les dispositions habituelles figurant dans les baux et d'autres conventions semblables conclues dans le cours normal des activités;

(x) des obligations financières consécutives à l'acquisition de biens dans le cours normal des activités, qui imposent sur les biens acquis des restrictions dont la nature est expliquée à l'alinéa c) du paragraphe précédent;

(xi) une dette de refinancement; toutefois, les restrictions prévues dans les conventions régissant cette dette ne doivent pas être plus restrictives, dans l'ensemble, que celles prévues dans les conventions régissant la dette refinancée;

(xii) une dette contractée après la date de l'acte de fiducie relatif aux billets subordonnés conformément aux modalités de ce dernier; toutefois, les restrictions prévues dans les conventions régissant la nouvelle dette ne doivent pas, de l'avis de bonne foi du conseil d'administration de la société, être, dans l'ensemble, sensiblement moins avantageuses pour les porteurs des billets subordonnés que les modalités prévues dans les conventions régissant la dette qui étaient en vigueur à la date de l'acte de fiducie relatif aux billets subordonnés;

(xiii) toute charge ou restriction du genre de celles qui sont mentionnées aux alinéas a), b) et c) ci-dessus et qui sont imposées par des modifications, mises à jour, renouvellements, augmentations, suppléments, remboursements, remplacements ou refinancements des contrats, documents ou obligations mentionnés aux alinéas (i) à (xii) ci-dessus; ces modifications, mises à jour, renouvellements, augmentations, suppléments, remboursements, remplacements ou refinancements n'étant, de l'avis de bonne foi du conseil d'administration, pas plus restrictifs, en ce qui a trait aux restrictions sur le versement de dividendes et les autres paiements, que ceux que contiennent les restrictions sur le versement de dividendes et les autres paiements qui existaient avant la prise d'effet des modifications, mises à jour, renouvellements, augmentations, suppléments, remboursements, remplacements ou refinancements.

Vente d'actif. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune de leurs filiales de provoquer ou d'effectuer une vente d'actif, à moins que STA ULC, la société ou la filiale, selon le cas, ne reçoive à cette vente d'actif une contrepartie au moins égale à la juste valeur marchande (déterminée de bonne foi par STA ULC, la société ou la filiale, selon le cas) de l'actif vendu.

Dans les 365 jours suivant le moment où elle reçoit le produit net d'une vente d'actif, STA ULC, la société ou la filiale peut à son gré affecter ce produit net :

(i) à la réduction permanente des obligations aux termes de la dette de premier rang ou de la dette d'une filiale, sauf si la dette est envers STA ULC ou la société ou un membre du même groupe que celles-ci;

(ii) à un investissement dans une ou plusieurs entreprises, à des dépenses en immobilisations ou à l'acquisition d'autres actifs devant dans chaque cas servir à une entreprise similaire;

(iii) à un investissement dans des biens ou des actifs qui remplacent les biens ou actifs qui ont fait l'objet de la vente d'actif.

Jusqu'à ce que le produit net soit affecté de la sorte, STA ULC, la société ou la filiale peut le porter en réduction temporaire de la dette aux termes de toute facilité de crédit renouvelable ou l'investir dans des quasi-espèces ou dans des titres de bonne qualité. L'acte de fiducie relatif aux billets subordonnés prévoit que toute tranche du produit net d'une vente d'actif qui n'est pas affectée de la manière et dans les délais prévus dans la première phrase du paragraphe qui précède sera réputée constituer un « produit excédentaire ». Lorsque le produit excédentaire total dépassera 10 millions de dollars, STA ULC sera tenue d'offrir à tous les porteurs de billets subordonnés (une « offre découlant d'une vente d'actif ») d'acheter le maximum de capital de billets subordonnés qui peut être acheté à l'aide du produit excédentaire, à un prix d'offre en espèces correspondant (i) à 105 % du capital ou, si celui-ci est moins élevé, (ii) au montant du rachat à la date en cause, majoré de l'intérêt couru et impayé, le cas échéant, jusqu'à la date de clôture de l'offre exclusivement, conformément aux formalités énoncées dans l'acte de fiducie relatif aux billets subordonnés. Le porteur de titres IPS ne pourra faire acheter ses billets subordonnés dans le cadre d'une offre découlant d'une vente d'actif que s'il sépare ses titres IPS et reçoit les actions ordinaires et les billets subordonnés représentés par les titres IPS.

Les avis d'offre découlant d'une vente d'actif seront envoyés par courrier affranchi de première classe, au moins 30 jours et au plus 60 jours avant la date d'achat à chaque porteur de billets subordonnés, à son adresse figurant dans le registre. Si un billet subordonné doit être acheté en partie seulement, l'avis d'achat relatif au billet subordonné énonce la fraction du capital qui a été ou qui doit être achetée.

Un nouveau billet subordonné d'un capital égal à la fraction non achetée de tout billet subordonné acheté partiellement sera émis au nom du porteur à l'annulation du billet subordonné original. À compter de la date d'achat, à moins que l'émetteur ne paye pas le prix d'achat, l'intérêt cesse de courir sur les billets subordonnés entiers ou partiels qui sont achetés.

Il se pourrait que les modalités d'une dette de premier rang de STA ULC, de la société ou de leurs filiales interdisent la réalisation de ventes et/ou l'affectation du produit de ventes comme il est prévu dans l'acte de fiducie relatif aux billets subordonnés.

Opérations avec des membres du même groupe. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune de leurs filiales d'effectuer un paiement, de vendre, de louer, de céder ou d'aliéner autrement une partie de leurs biens ou de leurs actifs, directement ou indirectement, à un membre du même groupe que STA ULC ou RC Holdings ou pour leur compte, ou d'acheter des biens ou des actifs, directement ou indirectement, auprès d'un membre du même groupe que STA ULC ou RC Holdings ou de conclure ou de modifier une opération ou une série d'opérations, un contrat, une convention, une entente, un prêt, une avance ou un cautionnement avec un membre du même groupe que STA ULC ou la société (chaque opération étant appelée une « opération avec un membre du même groupe ») si la contrepartie totale de l'opération est supérieure à 2 millions de dollars, à moins que :

a) cette opération avec un membre du même groupe ne soit conclue selon des modalités qui ne sont pas sensiblement moins favorables pour STA ULC, la société ou la filiale en cause que celles qui auraient été obtenues dans le cadre d'une opération comparable conclue par STA ULC, la société ou cette filiale avec une personne non reliée;

b) en ce qui a trait à une opération avec un membre du même groupe ou à une série d'opérations avec un membre du même groupe qui sont reliées dont la contrepartie totale est supérieure à 5 millions de dollars, STA ULC ne remette au fiduciaire une résolution adoptée à la majorité des membres du conseil d'administration de STA ULC approuvant cette opération avec un membre du même groupe et qu'elle ne produise une attestation des membres de la direction selon laquelle cette opération avec un membre du même groupe est conforme à l'alinéa a) ci-dessus.

Les dispositions qui précèdent ne s'appliquent pas aux cas suivants :

(i) les investissements autorisés et les paiements restreints permis par les dispositions de l'acte de fiducie relatif aux billets subordonnés dont il est question ci-dessus sous la rubrique « – Restrictions sur les paiements restreints »;

(ii) le versement d'une rémunération raisonnable et usuelle aux membres de la direction, administrateurs, employés ou consultants de STA ULC, de la société ou d'une filiale ainsi que de l'indemnité fournie pour leur compte;

(iii) une opération dans le cadre de laquelle STA ULC, la société ou l'une de leurs filiales, selon le cas, remet au fiduciaire une lettre provenant d'un conseiller financier indépendant réputé selon laquelle l'opération est équitable pour STA ULC, la société ou la filiale en cause du point de vue financier ou satisfait aux exigences de l'alinéa a) du paragraphe précédent (à la condition que les exigences de l'alinéa b) soient respectées, le cas échéant);

(iv) les paiements ou les prêts consentis aux employés ou aux consultants dans le cours normal des activités qui sont approuvés de bonne foi à la majorité des membres du conseil d'administration de la société ou de STA ULC;

(v) une convention en vigueur le 21 décembre 2004 ou une modification apportée à une telle convention (tant que cette modification ne désavantage pas de manière importante les porteurs des billets subordonnés) ou une opération visée par une telle convention;

(vi) l'existence d'une convention entre actionnaires (y compris une convention relative à des droits d'inscription ou une convention d'achat s'y rapportant) ou l'exécution par STA ULC, la société ou une filiale de ses obligations aux termes d'une telle convention à laquelle STA ULC, la société ou la filiale en cause est partie en date du 21 décembre 2004 ou de toute convention similaire (y compris une convention d'exploitation ou une convention de société en commandite) pouvant être conclue par la suite; toutefois, l'existence d'une telle convention ou l'exécution par STA ULC, la société ou une filiale de ses obligations aux termes d'une modification future à une convention existante ou aux termes d'une convention similaire conclue après le 21 décembre 2004 ne seront permises par le présent sous-alinéa (vi) que si la modification ou la nouvelle convention ne sont pas désavantageuses de façon importante pour les porteurs des billets subordonnés;

(vii) tout contrat d'emploi ou d'autres ententes de rémunération ou conventions conclues par la société ou une de ses filiales dans le cours normal de ses activités;

(viii) les opérations entre la société, STA ULC et une de leurs filiales;

(ix) les opérations avec une personne qui est membre du même groupe que STA ULC, la société ou une de leurs filiales uniquement du fait que la société, STA ULC ou une ou plusieurs de

leurs filiales sont propriétaires de titres de participation de cette personne ou contrôlent cette personne;

(x) les émissions de titres de participation (sauf des actions exclues) à des membres du même groupe que la société.

Priorités. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune filiale, directement ou indirectement, de créer ou de contracter une priorité sur un actif ou un bien de STA ULC, de la société ou de la filiale ou sur tout revenu ou profit qui en découle, ou de tolérer l'existence d'une telle priorité, ou de céder ou de transporter le droit d'en obtenir un revenu, en garantie de toute obligation de STA ULC, de la société ou d'une de leurs filiales ou de toute autre personne (sauf une dette de premier rang), à moins que les billets subordonnés ne soient garantis d'une manière égale et proportionnelle (ou en priorité, dans le cas d'obligations qui sont subordonnées, quant au droit de paiement, aux billets subordonnés) aux obligations ainsi garanties ou jusqu'au moment où de telles obligations ne sont plus garanties par une priorité. La phrase qui précède n'obligera pas STA ULC, la société ou une filiale à garantir les billets subordonnés, si la priorité est une priorité autorisée.

L'acte de fiducie relatif aux billets subordonnés prévoit qu'aucun garant ne créera ni ne contractera, directement ou indirectement, une priorité sur l'un de ses éléments d'actif ou l'un de ses biens ou sur tout revenu ou profit qui en découle, ni ne tolérera l'existence d'une telle priorité, ni ne cédera, ni ne transportera le droit d'en obtenir un revenu, en garantie de toute obligation du garant ou de toute autre personne (sauf une dette de premier rang), à moins que la garantie des billets subordonnés du garant ne soit garantie d'une manière égale et proportionnelle (ou en priorité, dans le cas d'obligations subordonnées, quant au droit de paiement, à la garantie des billets subordonnés du garant), par rapport aux obligations ainsi garanties, ou jusqu'au moment où de telles obligations ne sont plus garanties par une priorité. La phrase qui précède n'obligera aucun garant à garantir sa garantie des billets subordonnés, si la priorité est une priorité autorisée.

Obligations d'information. L'acte de fiducie relatif aux billets subordonnés prévoit que STA devra remettre au fiduciaire, dans les 90 jours suivant la fin de chaque exercice de STA et dans les 45 jours suivant la fin de chacun des trimestres (sauf le dernier) de chaque exercice, un bilan consolidé de STA et les états connexes des résultats et de l'évolution de la situation financière pour l'exercice ou le trimestre d'exercice, de même que depuis le début de l'exercice, selon le cas, dressés conformément aux PCGR canadiens (vérifiés s'il s'agit d'états financiers annuels). STA est également assujettie à d'autres obligations d'information usuelles, notamment la remise d'une attestation des membres de la direction relative à la survenance de cas de défaut aux termes de l'acte de fiducie relatif aux billets subordonnés.

Fusion, regroupement ou vente de la totalité ou de la quasi-totalité de l'actif

L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société ne pourront effectuer un regroupement, une fusion ou une liquidation (que STA ULC ou la société soit ou non la société issue de l'opération), ni vendre, céder, transférer, louer, transporter ou aliéner par ailleurs la totalité ou la quasi-totalité de leurs biens ou de leur actif dans le cadre d'une ou de plusieurs opérations reliées, en faveur d'une personne, à moins que :

a) STA ULC ou la société, selon le cas, ne soit la société issue de l'opération ou que la personne issue de la fusion ou du regroupement (s'il ne s'agit pas de STA ULC) ou à qui la vente, la cession, le transfert, la location, le transport ou toute autre aliénation a été effectué ne soit une société par actions, une société de personnes ou une société à responsabilité limitée organisée ou existant aux termes des lois du Canada, de l'une de ses provinces ou de l'un de ses territoires (STA ULC, la société ou cette personne, selon le cas, étant appelée aux présentes l'« émetteur remplaçant »);

b) l'émetteur remplaçant (s'il ne s'agit pas de STA ULC ou de la société) ne prenne expressément en charge toutes les obligations de STA ULC ou de la société, selon le cas, issues de l'acte de fiducie relatif aux billets subordonnés et des billets subordonnés conformément à un acte de fiducie supplémentaire ou à d'autres documents ou effets dont la forme convient raisonnablement au fiduciaire;

c) immédiatement après avoir donné effet à cette opération (et en considérant toute dette qui devient une obligation de l'émetteur remplaçant ou de l'une de ses filiales par suite d'une telle opération comme ayant été contractée par l'émetteur remplaçant ou la filiale au moment de l'opération), aucun défaut ou cas de défaut ne se soit produit ni ne se poursuive;

d) immédiatement après avoir donné effet à cette opération sur une base pro forma comme si elle avait eu lieu au début de la période applicable de quatre trimestres, (A) l'émetteur remplaçant n'ait le droit de contracter une dette supplémentaire d'au moins 1,00 $ conformément au ratio dette/BAIIA ou (B) que le ratio de couverture de l'intérêt pour l'émetteur remplaçant et ses filiales ne soit supérieur ou égal à ce ratio pour la société et ses filiales immédiatement avant une telle opération;

e) chaque partie aux billets subordonnés et aux garanties, excepté si elle est l'autre partie aux opérations décrites ci-dessus, n'ait confirmé, au moyen de billets et de cautionnements supplémentaires, que ces billets subordonnés et ces cautionnements s'appliqueront aux obligations de cette personne issues des billets subordonnés et des garanties (ou alors, que chacune de ces parties n'ait consenti sur les billets subordonnés des cautionnements dont la forme et la teneur sont essentiellement semblables à celles des garanties);

f) STA ULC n'ait remis au fiduciaire une attestation des membres de la direction et un avis des conseillers juridiques selon lesquels le regroupement, la fusion ou le transfert ainsi que les billets et les cautionnements supplémentaires (ou les cautionnements des billets subordonnés) respectent l'acte de fiducie relatif aux billets subordonnés.

L'émetteur remplaçant remplacera STA ULC ou la société aux termes de l'acte de fiducie relatif aux billets subordonnés et des billets subordonnés et lui sera substitué. Malgré les alinéas c) et d) ci-dessus, (i) toute filiale pourra effectuer un regroupement, une fusion ou un transfert de l'ensemble ou d'une partie de ses biens et de son actif en faveur de STA ULC ou d'une autre filiale et (ii) STA ULC ou la société pourra effectuer une fusion avec un membre du même groupe qu'elle constitué uniquement afin de constituer à nouveau STA ULC ou la société en société dans une autre province ou dans un autre territoire du Canada tant que le montant de la dette de STA ULC et de ses filiales ne s'en trouve pas augmenté.

L'acte de fiducie relatif aux billets subordonnés prévoit en outre que, sous réserve de certaines limites contenues dans l'acte de fiducie relatif aux billets subordonnés concernant la libération d'une garantie à la vente ou à l'aliénation d'un garant, aucun garant ne pourra effectuer, et STA ULC et la société ne permettront pas au garant, d'effectuer un regroupement, une fusion, une liquidation (que le garant soit ou non la société issue de l'opération), ni vendre, céder, transférer, louer, transporter ou aliéner par ailleurs la totalité ou la quasi-totalité de ses biens ou de son actif dans le cadre d'une ou de plusieurs opérations reliées, en faveur d'une personne, à moins que :

(i) le garant ne soit la société issue de l'opération ou que la personne issue de la fusion ou du regroupement (s'il ne s'agit pas du garant) ou à qui la vente, la cession, le transfert, la location, le transport ou toute autre aliénation a été effectué ne soit une société par actions, une société de personnes ou une société à responsabilité limitée organisée ou existant aux termes des lois du Canada ou des États-Unis, ou d'une province ou d'un territoire du Canada ou d'un État des États-Unis (ce garant ou cette personne, selon le cas, étant appelé aux présentes le « garant remplaçant »);

(ii) le garant remplaçant (s'il ne s'agit pas du garant) ne prenne expressément en charge toutes les obligations du garant initial issues de l'acte de fiducie relatif aux billets subordonnés et de la garantie de ce garant conformément à un acte de fiducie supplémentaire ou à d'autres documents ou effets dont la forme convient raisonnablement au fiduciaire;

(iii) immédiatement après avoir donné effet à cette opération (et en considérant toute dette qui devient une obligation du garant remplaçant ou de l'une de ses filiales par suite d'une telle opération comme ayant été contractée par le garant remplaçant ou cette filiale au moment de l'opération), aucun défaut ou cas de défaut ne se soit produit ni ne se poursuive;

(iv) le garant n'ait remis ou fait remettre au fiduciaire une attestation des membres de la direction et un avis des conseillers juridiques selon lesquels le regroupement, la fusion ou le transfert de même que l'acte de fiducie supplémentaire (s'il en est) respectent l'acte de fiducie relatif aux billets subordonnés.

Sous réserve de certaines restrictions contenues dans l'acte de fiducie relatif aux billets subordonnés, le garant remplaçant succédera au garant aux termes de l'acte de fiducie relatif aux billets subordonnés et de la garantie de ce garant et lui sera substitué. Malgré l'alinéa (iii), un garant peut fusionner avec un membre du même groupe que lui constitué uniquement afin de constituer à nouveau ce garant en société dans un autre État des États-Unis ou dans une autre province ou dans un autre territoire du Canada tant que le montant de la dette du garant ne s'en trouve pas augmenté.

Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés

Dans l'acte de fiducie relatif aux billets subordonnés, un cas de défaut s'entend de ce qui suit :

(i) un défaut de versement de l'intérêt sur un billet subordonné au moment où cet intérêt est exigible, lorsque ce défaut se poursuit pendant 30 jours, sous réserve des dispositions de report de l'intérêt que contient l'acte de fiducie relatif aux billets subordonnés; toutefois, le défaut de versement de l'intérêt reporté sur les billets subordonnés qui doit être effectué le 21 décembre 2009 constitue automatiquement un cas de défaut (peu importe la durée du défaut);

(ii) un défaut de paiement du capital ou de la prime, s'il en est, relatif à un billet subordonné lorsque ce montant devient exigible à sa date d'échéance, à l'occasion d'un remboursement facultatif, d'un rachat requis, du déclenchement de la déchéance du terme ou autrement ou au report de la date d'échéance conformément à l'acte de fiducie relatif aux billets subordonnés;

(iii) l'omission, par STA ULC ou la société, de respecter ses obligations respectives nées de la clause restrictive décrite sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi-totalité de l'actif » ci-dessus, sous réserve de certains délais de grâce ou de remédiation, le cas échéant;

(iv) l'omission, par STA ULC ou la société, de respecter pendant 30 jours après un avis en ce sens, l'une de ses obligations nées des clauses restrictives décrites sous les rubriques « – Changement de contrôle » ou « – Certaines clauses restrictives » ci-dessus (dans chaque cas lorsqu'il ne s'agit pas de l'omission d'acheter des billets subordonnés);

(v) l'omission, par STA ULC ou la société, de respecter pendant 60 jours après un avis en ce sens, ses autres ententes issues des billets subordonnés ou de l'acte de fiducie relatif aux billets subordonnés;

(vi) l'omission, par STA ULC, la société ou une filiale importante de payer une dette (sauf une dette envers STA ULC, la société ou une filiale) dans le délai de grâce applicable suivant l'échéance finale ou le déclenchement de la déchéance du terme de cette dette par les titulaires de celle-ci par suite d'un défaut si le montant total de la dette impayée ou dont la déchéance du terme a été déclenchée excède 5 millions de dollars américains ou l'équivalent de cette somme en devises (la « disposition sur le déclenchement croisé de la déchéance du terme »);

(vii) certains cas de faillite, d'insolvabilité ou de réorganisation de STA ULC, de la société ou d'une filiale importante (les « dispositions sur la faillite »);

(viii) le prononcé d'un jugement ou d'une décision contre STA ULC, la société ou une filiale importante pour le paiement d'argent (sauf les jugements visés par des polices d'assurance exécutoires émises par des sociétés d'assurances solvables) excédant 20 millions de dollars américains ou l'équivalent de cette somme en devises, si (A) une procédure d'exécution est entreprise et n'est pas libérée ou suspendue dans les 90 jours suivants ou (B) le jugement ou la décision demeure en cours pendant une période de 60 jours suivant le prononcé et n'est pas libéré ni ne fait l'objet d'une renonciation ou d'un sursis (la « disposition sur un manquement au jugement »);

(ix) le fait que les billets subordonnés ou qu'une garantie de ceux-ci cessent de produire leurs effets, sauf tel qu'il est prévu dans leurs modalités, ou que STA ULC, la société ou un garant nie ou refuse d'admettre ses obligations issues des billets subordonnés ou de toute garantie à cet égard, sauf tel qu'il est prévu dans leurs modalités, et que le défaut se poursuive pendant 10 jours;

(x) sauf disposition contraire à l'alinéa (i) de la rubrique « – Restrictions sur les paiements restreints », le fait que la société verse un dividende sur ses actions ou achète ou acquière ou rembourse autrement pour une contrepartie de valeur des titres de participation de STA ULC, de la société ou d'une autre filiale, à l'exception du rachat des actions ordinaires de catégorie B ou de catégorie C par la société dans le cadre d'un cas de rachat (A) lorsque, selon ses états financiers alors disponibles présentés au conseil d'administration, le paiement restreint est supérieur à la somme qui peut être versée conformément à l'alinéa c) ou aux points 2 à 10 de la clause restrictive stipulée à la rubrique « – Restrictions sur les paiements restreints » ou (B) au cours d'une période de report d'intérêt ou d'une période pendant laquelle de l'intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) demeure impayé ou pendant que se poursuit un cas de défaut.

Les situations qui précèdent constitueront des cas de défaut, peu importe la raison du cas de défaut et sans égard au fait qu'il soit volontaire ou involontaire ou qu'il découle du fait de la loi ou encore d'un jugement, d'une décision ou d'une ordonnance d'un tribunal ou encore d'une ordonnance, d'une règle ou d'un règlement d'un organisme administratif ou gouvernemental.

Cependant, un manquement aux alinéas (iv) ou (v) ne constituera un cas de défaut que lorsque le fiduciaire ou les porteurs de 25 % du capital des billets subordonnés en circulation (ou les porteurs d'un capital minimal réduit dans le cas d'un défaut au titre du capital minimal réduit) en avisent STA ULC et que cette dernière ne corrige pas le manquement dans le délai précisé aux alinéas (iv) ou (v) des présentes, après la réception de l'avis.

Si un cas de défaut se produit et se poursuit, les billets subordonnés porteront intérêt à un taux additionnel de 2 % l'an, jusqu'à ce qu'il ait été remédié au cas de défaut.

Sous réserve d'une période d'abstention d'exigibilité anticipée au cours de laquelle le capital des billets subordonnés ne sera pas exigible ni payable par STA ULC ou un garant (voir la rubrique « – Périodes d'abstention d'exigibilité anticipée » ci-dessus), si un cas de défaut (autre qu'un défaut relatif à certains cas de faillite, d'insolvabilité ou de réorganisation de STA ULC qui entraîne automatiquement la déchéance du terme) se produit et se poursuit, le fiduciaire ou les porteurs d'au moins 25 % du capital des billets subordonnés en circulation peuvent, au moyen d'un avis adressé à STA ULC, déclarer exigibles le capital, la prime, s'il en est, et l'intérêt couru et impayé relatifs à tous les billets subordonnés. Dès qu'une telle déclaration est faite, le capital, la prime et l'intérêt sont exigibles immédiatement. Si un cas de défaut relatif à certains cas de faillite, d'insolvabilité ou de réorganisation de l'émetteur se produit, le capital, la prime, s'il en est, et l'intérêt relatifs à tous les billets subordonnés deviennent immédiatement exigibles sans déclaration ni autre mesure de la part du fiduciaire ou des porteurs. Dans certaines circonstances, les porteurs de la majeure partie du capital des billets subordonnés en circulation pourront demander la rescision d'un tel déclenchement de la déchéance du terme relativement aux billets subordonnés et les conséquences qui en découlent.

Sous réserve des dispositions de l'acte de fiducie relatif aux billets subordonnés concernant les attributions du fiduciaire, si un cas de défaut se produit et se poursuit, le fiduciaire ne sera nullement obligé d'exercer les droits ou

pouvoirs issus de l'acte de fiducie relatif aux billets subordonnés à la demande ou sur les directives des porteurs, à moins que les porteurs ne lui aient offert une garantie et une indemnisation raisonnables qui le satisfont contre les pertes, les responsabilités ou les frais. À moins de vouloir conserver ou faire valoir le droit au paiement du capital, de la prime (s'il en est) ou de l'intérêt à l'échéance, aucun porteur ne peut exercer un recours aux termes de l'acte de fiducie relatif aux billets subordonnés ou des billets subordonnés, à moins (i) qu'il n'ait auparavant donné au fiduciaire un avis indiquant qu'un cas de défaut se poursuit, (ii) que les porteurs d'au moins 25 % du capital des billets subordonnés en circulation (ou d'au moins un capital minimal réduit à l'égard d'un recours (autre qu'une exigibilité anticipée) pour un défaut au titre du capital minimal réduit) n'aient demandé au fiduciaire d'exercer le recours, (iii) que ces porteurs n'aient offert au fiduciaire une garantie ou une indemnité raisonnable contre les pertes, les responsabilités ou les frais, (iv) que le fiduciaire n'ait pas respecté cette demande dans les 60 jours suivant la réception de la demande et de l'offre de garantie ou d'indemnité, et (v), sauf dans le cas d'un recours (autre qu'une exigibilité anticipée) pour un défaut au titre du capital minimal réduit, que les porteurs de la majeure partie du capital des billets subordonnés en circulation n'aient pas donné au fiduciaire des directives incompatibles avec cette demande dans le délai de 60 jours. Sous réserve de certaines restrictions, les porteurs de la majeure partie du capital des billets subordonnés en circulation se voient accorder le droit de décider du moment, du mode de déroulement et du lieu de toute procédure pour tout recours ouvert au fiduciaire ou encore pour l'exercice de toute attribution ou de tout pouvoir accordé au fiduciaire. Cependant, le fiduciaire peut refuser de suivre une directive contraire à la loi ou à l'acte de fiducie relatif aux billets subordonnés ou qui, selon lui, porte indûment atteinte aux droits de tout autre porteur ou encore qui engagerait la responsabilité personnelle du fiduciaire. Avant de prendre toute mesure aux termes de l'acte de fiducie relatif aux billets subordonnés, le fiduciaire aura droit à une indemnité qui lui convient, à son entière appréciation, contre toutes les pertes et tous les frais résultant de la prise d'une telle mesure ou de l'omission de prendre une telle mesure.

L'acte de fiducie relatif aux billets subordonnés prévoit que si un défaut se produit et se poursuit et est réellement connu du fiduciaire, ce dernier devra envoyer à chaque porteur un avis de défaut dans les 90 jours suivant la survenance du défaut ou, si cette date est antérieure, dans les 30 jours après qu'un avis écrit en ce sens est parvenu au fiduciaire. À moins qu'il ne s'agisse d'un défaut de paiement du capital, de la prime, s'il en est, ou de l'intérêt relatif à un billet subordonné, ou encore d'un défaut au titre du capital minimal réduit, le fiduciaire pourra s'abstenir d'envoyer l'avis s'il détermine de bonne foi que cette abstention est dans l'intérêt des porteurs. De plus, STA ULC doit remettre au fiduciaire, dans les 90 jours suivant la fin de chaque exercice, une attestation indiquant si les signataires de l'attestation ont connaissance qu'un défaut s'est produit au cours de l'exercice précédent. STA ULC devra de plus remettre au fiduciaire, dans les 30 jours suivant la survenance du défaut, un avis écrit de tout événement pouvant constituer un défaut, de l'état de l'événement et des mesures que l'émetteur prend ou se propose de prendre à cet égard.

Modifications et renonciations

Sous réserve de certaines exceptions, l'acte de fiducie relatif aux billets subordonnés pourra être modifié avec le consentement des porteurs de la majeure partie du capital des billets subordonnés alors en circulation de toutes les séries touchées par cette modification et tout manquement passé aux dispositions pourra faire l'objet d'une renonciation avec le consentement des porteurs de la majeure partie du capital des billets subordonnés alors en circulation. Cependant, sans le consentement de l'ensemble des porteurs des billets subordonnés alors en circulation, aucune modification ni aucune renonciation ne pourra, notamment :

(i) réduire le montant des billets subordonnés dont les porteurs doivent consentir à une modification;

(ii) réduire le taux d'intérêt sur tout billet subordonné ou prolonger le délai de versement de l'intérêt;

(iii) réduire le capital de tout billet subordonné ou en avancer ou en reporter l'échéance stipulée;

(iv) réduire la prime payable au remboursement de tout billet subordonné ou changer le moment auquel un billet subordonné peut être remboursé, tel qu'il est décrit sous la rubrique « – Remboursement facultatif » ci-dessus;

(v) faire en sorte que tout billet subordonné soit payable dans une monnaie autre que celle qui est stipulée sur le billet subordonné;

(vi) apporter un changement aux dispositions de subordination de l'acte de fiducie relatif aux billets subordonnés qui nuit aux droits d'un porteur;

(vii) amoindrir le droit d'un porteur de recevoir le paiement du capital, de la prime, s'il en est, et de l'intérêt relatifs à ses billets subordonnés aux dates d'échéance s'y rapportant ou par la suite, ou d'intenter des poursuites visant l'exécution de tout paiement à l'égard de ses billets subordonnés;

(viii) modifier les garanties ou une sûreté à l'égard de celles-ci d'une manière défavorable pour les porteurs;

(ix) (A) apporter à l'alinéa c) sous la rubrique « – Restrictions sur les paiements restreints » une modification qui aurait pour effet d'augmenter les paiements restreints à l'égard du capital-actions de STA ULC ou de la société, (B) apporter aux dispositions de l'acte de fiducie relatif aux billets subordonnés une modification qui interdit le versement de paiements restreints pendant une période de report d'intérêt ou pendant qu'un intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) demeure impayé ou pendant que se poursuit un défaut ou un cas de défaut ou (C) entraîner la renonciation à un cas de défaut aux termes de l'alinéa (x) sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés »;

(x) entraîner la renonciation à un défaut ou à un cas de défaut aux termes de l'alinéa (i) ou de l'alinéa (ii) sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés »;

(xi) apporter aux dispositions de modification un changement qui doit être approuvé par tous les porteurs ou modifier les dispositions relatives à la renonciation;

(xii) (A) entraîner la renonciation à un défaut au titre du capital minimal réduit ou (B) modifier les engagements énoncés sous la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints » ci-dessus d'une manière qui permettrait un défaut au titre du capital minimal réduit ou qui permettrait à l'émetteur de prendre une mesure dont il est question au point (ii) du premier paragraphe de cet engagement alors qu'il ne lui aurait pas autrement été permis de prendre une telle mesure aux termes de cet engagement tel qu'il était en vigueur à la date de l'acte de fiducie relatif aux billets subordonnés;

(xiii) entraîner une mesure quelconque susceptible de modifier la structure ou les caractéristiques des titres de sorte que ces derniers constituent autre chose que des obligations au titre de dettes de la société.

Sans le consentement des porteurs, STA ULC et le fiduciaire peuvent modifier l'acte de fiducie relatif aux billets subordonnés pour corriger toute ambiguïté, omission ou incompatibilité ou tout défaut, pour prévoir la prise en charge, par une société remplaçante qui est une société par actions, une société de personnes ou une société à responsabilité limitée, des obligations de STA ULC issues de l'acte de fiducie relatif aux billets subordonnés, pour prévoir des billets subordonnés sans certificat en ajout aux billets subordonnés avec certificat ou en remplacement de ceux-ci, pour ajouter des cautionnements concernant les billets subordonnés, pour ajouter des engagements de STA ULC au profit des porteurs ou pour abandonner tout droit ou tout pouvoir accordé à STA ULC, pour apporter tout changement ne nuisant pas aux droits des porteurs ou pour apporter certains autres changements à l'acte de fiducie relatif aux billets subordonnés afin de prévoir l'émission de billets subordonnés supplémentaires. Cependant, aucune modification apportée aux dispositions de subordination de l'acte de fiducie relatif aux billets subordonnés ne doit avoir d'effet défavorable sur les droits des fournisseurs de la dette de premier rang alors en cours, à moins que les titulaires de

cette dette de premier rang (ou tout groupe ou tout représentant de ceux-ci autorisé à donner un consentement) ne consentent au changement.

Le consentement de l'ensemble des porteurs n'est pas nécessaire aux termes de l'acte de fiducie relatif aux billets subordonnés pour approuver la forme de toute modification proposée. Le consentement est suffisant s'il approuve le fond de la modification proposée.

Il se pourrait que les modalités de dettes de premier rang futures ne permettent pas à STA ULC d'apporter des modifications ayant pour effet (i) d'augmenter le taux d'intérêt applicable aux billets subordonnés, (ii) d'avancer les dates de paiement prévues de tout élément de capital, d'intérêt ou d'autres sommes relativement aux billets subordonnés, (iii) de changer les dispositions des billets subordonnés concernant le rachat, le remboursement par anticipation ou la subordination, (iv) d'ajouter des clauses restrictives (y compris des clauses restrictives financières), des défauts et des cas de défaut à ceux qui sont stipulés dans l'acte de fiducie relatif aux billets subordonnés, ou les modifier, d'une manière qui les rendrait plus onéreux ou restrictifs pour STA ULC, ou (v) d'augmenter par ailleurs les obligations de STA ULC, de la société ou d'un garant à l'égard des billets subordonnés ou de conférer aux porteurs des billets subordonnés d'autres droits qui, individuellement ou dans l'ensemble, seraient défavorables pour l'émetteur, un garant ou les prêteurs de la dette de premier rang.

Extinction

STA ULC pourra à tout moment mettre fin à toutes ses obligations issues des billets subordonnés et de l'acte de fiducie relatif aux billets subordonnés (l'« extinction légale »), sauf pour certaines obligations, dont celles concernant la fiducie de désendettement et l'obligation d'inscrire le transfert ou l'échange des billets subordonnés, de remplacer des billets subordonnés endommagés, détruits, perdus ou volés et de maintenir les services d'un agent chargé de la tenue des registres et agent payeur relativement aux billets subordonnés. STA ULC pourra à tout moment mettre fin à ses obligations nées des clauses restrictives décrites sous les rubriques « – Certaines clauses restrictives » et « – Changement de contrôle », à l'effet, sur les filiales importantes, de la disposition sur le déclenchement croisé de la déchéance du terme et des dispositions sur la faillite, de même qu'à la disposition sur un manquement au jugement tel qu'il est décrit sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés » ci-dessus, ainsi qu'aux limitations contenues dans l'alinéa (iv) du premier paragraphe sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi- totalité de l'actif » ci-dessus et à certaines autres clauses restrictives (l'« extinction des engagements »). Si STA ULC exerce son option d'extinction légale ou son option d'extinction des clauses restrictives, chaque garant sera libéré de toutes ses obligations se rapportant à sa garantie.

Si STA ULC exerce son option d'extinction légale, la déchéance du terme des billets subordonnés ne pourra être déclenchée parce qu'il est survenu un cas de défaut. Si STA ULC exerce son option d'extinction des clauses restrictives, la déchéance du terme des billets subordonnés ne pourra être déclenchée parce qu'il est survenu un cas de défaut précisé aux alinéas (iv), (vi) ou (vii) uniquement à l'égard de filiales importantes ou à l'alinéa (viii) uniquement à l'égard de filiales importantes conformément sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés » ci-dessus ou encore parce que STA ULC n'a pas respecté l'alinéa (iv) du premier paragraphe sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi- totalité de l'actif » ci-dessus. Même si STA ULC a déjà exercé son option d'extinction des clauses restrictives, elle peut tout de même exercer son option d'extinction légale.

Pour exercer l'une ou l'autre des options d'extinction, STA ULC doit irrévocablement déposer en fidéicommis (la « fiducie de désendettement »), auprès du fiduciaire, des fonds ou des obligations du gouvernement du Canada pour le paiement du capital, de la prime (s'il en est) et de l'intérêt relatifs aux billets subordonnés jusqu'au remboursement par anticipation ou jusqu'à l'échéance, selon le cas, et doit respecter d'autres conditions, y compris (i) avoir remis au fiduciaire un avis des conseillers juridiques indiquant que les porteurs des billets subordonnés ne constateront aucun revenu ou gain ni aucune perte pour les besoins de l'impôt fédéral sur le revenu des États-Unis ou du Canada par suite de ce dépôt et de cette extinction, et seront assujettis à l'impôt fédéral sur le revenu des États-Unis ou du Canada sur les mêmes montants, de la même manière et aux mêmes moments que si le dépôt et l'extinction n'avaient pas eu lieu (et, dans le cas d'une extinction légale seulement, cet avis des conseillers juridiques devra être fondé sur une décision de l'Internal Revenue Service ou de l'Agence du revenu du Canada et (ii) à la date ou aux dates auxquelles les sommes ont été versées dans la fiducie de désendettement, avoir fait les paiements relativement aux

billets subordonnés dans le respect des dispositions de subordination de l'acte de fiducie relatif aux billets subordonnés ou de toute autre convention importante liant STA ULC.

Assemblées des porteurs

L'acte de fiducie relatif aux billets subordonnés prévoit que les assemblées des porteurs peuvent être convoquées à tout moment et à toute fin et doivent être convoquées (i) à la demande de STA ULC ou des porteurs du capital minimal réduit et (ii) si le fiduciaire reçoit de la part de STA ULC ou des porteurs qui convoquent l'assemblée les fonds et les indemnités nécessaires à l'égard des frais qu'il pourrait engager pour convoquer et tenir une telle assemblée. L'avis de convocation à une assemblée doit être donné aux porteurs au moins 21 jours avant la tenue de l'assemblée.

Les porteurs peuvent assister à une assemblée des porteurs et y voter ou y déléguer à cette fin un fondé de pouvoir, qui n'a pas à être un porteur. Les porteurs présents ou représentés par un fondé de pouvoir et qui détiennent au moins 25 % du capital des billets subordonnés en circulation (ou, dans le cas d'une assemblée convoquée pour examiner une résolution spéciale, le capital minimal réduit) constituent le quorum nécessaire pour délibérer des questions dont ces assemblées sont saisies. Lorsqu'il n'y a pas de quorum dans la demi-heure qui suit l'heure fixée pour la tenue d'une assemblée, celle-ci est dissoute si elle a été convoquée par les porteurs ou à leur demande ou, dans tous les autres cas, elle est reportée au même jour de la semaine suivante, à la même heure (ou, dans le cas d'une assemblée convoquée pour examiner une résolution spéciale, elle est reportée d'au moins 14 jours et d'au plus 60 jours) et (si c'est raisonnablement possible) au même endroit, sans qu'il soit nécessaire de donner avis de l'ajournement (toutefois, dans le cas d'une assemblée convoquée pour examiner une résolution spéciale, un préavis de 10 jours doit être donné), ou à l'heure et à l'endroit déterminés par le président de l'assemblée. Dans cette dernière éventualité, un préavis d'au moins cinq jours doit être remis aux porteurs. À la reprise d'assemblée, les porteurs présents ou représentés par un fondé de pouvoir constituent le quorum et peuvent délibérer des questions pour lesquelles l'assemblée avait été convoquée à l'origine, qu'ils représentent ou non le quorum requis pour la première assemblée.

Le vote à une telle assemblée se fait à main levée ou par scrutin. Lorsqu'il y a vote à main levée, chaque personne présente et habilitée à voter, en tant que porteur ou en tant que fondé de pouvoir d'un ou de plusieurs porteurs, a droit à une voix. S'il y a scrutin, chaque porteur présent ou représenté par un fondé de pouvoir a droit à une voix par tranche de 10,00 $ de capital de billets subordonnés qu'il détient, les fractions étant arrondies aux 10,00 $ près. Les questions soumises à une assemblée sont tranchées à la majorité des voix exprimées, sauf si elles doivent être tranchées par voie de résolution extraordinaire.

L'acte de fiducie relatif aux billets subordonnés prévoit que, sous réserve de certaines exceptions (y compris un défaut au titre du capital minimal réduit), certains pouvoirs ne peuvent être exercés que par voie de résolution extraordinaire, laquelle doit être adoptée par les porteurs d'au moins 66⅔ % du capital des billets subordonnés qui assistent à l'assemblée ou y sont représentés par un fondé de pouvoir et qui votent sur la résolution à l'occasion d'un scrutin. Parmi les pouvoirs des porteurs, ceux qui suivent doivent être exercés par voie de résolution extraordinaire : (i) le pouvoir d'approuver la modification de leurs droits ou de ceux du fiduciaire contre STA ULC, ses biens ou son actif ou d'approuver un arrangement concernant ces droits, (ii) sous réserve de certaines exigences, le pouvoir de consentir à une modification apportée aux dispositions de l'acte de fiducie relatif aux billets subordonnés, des billets subordonnés, des garanties ou d'une sûreté à cet égard, modification à laquelle STA ULC et/ou les garants, selon le cas, ont consenti, (iii) le pouvoir d'approuver la reconstitution, la réorganisation ou la restructuration du capital de STA ULC, ou le regroupement ou la fusion de l'émetteur avec une personne, ou encore l'aliénation, notamment par vente, location ou transfert, de la totalité de l'entreprise, des biens et de l'actif de STA ULC, (iv) le pouvoir d'autoriser le fiduciaire ou toute autre personne à faire une offre à l'occasion de la vente des biens ou de l'actif de STA ULC et à emprunter des fonds à cette fin et à grever les biens ou l'actif achetés d'une hypothèque en garantie du remboursement des fonds empruntés et à détenir les biens ou l'actif acheté en fidéicommis pour tous les porteurs et (v) le pouvoir de destituer le fiduciaire et de nommer un nouveau ou de nouveaux fiduciaires.

Fiduciaire

La Société de fiducie Computershare du Canada est le fiduciaire aux termes de l'acte de fiducie relatif aux billets subordonnés.

Lois d'application

L'acte de fiducie relatif aux billets subordonnés prévoit que cet acte et les billets subordonnés sont régis par les lois de la province d'Ontario et interprétés conformément à ces lois.

Certaines définitions

Certains termes utilisés dans la présente rubrique « Description des billets subordonnés » ont le sens qui leur est attribué ci-après; s'ils ne sont pas définis ci-après, ils ont le sens qui leur est attribué dans l'acte de fiducie relatif aux billets subordonnés.

« actions avec droit de vote » : Quant à toute personne à une date donnée, le capital-actions de cette personne alors assorti du droit de voter à l'élection des membres du conseil d'administration ou d'un organisme équivalent ou d'une personne équivalente de cette personne.

« actions exclues » : Quant à toute personne, tout élément du capital-actions de cette personne qui, selon ses modalités (ou selon celles de tout titre en lequel il peut être converti ou contre lequel il peut être racheté ou échangé) ou à la survenance d'événements donnés répond à l'un ou l'autre des critères suivants : a) échoit ou doit obligatoirement être racheté, aux termes d'une obligation au titre d'un fonds d'amortissement ou autrement, b) peut être converti en dette ou en actions exclues ou échangé contre une dette ou des actions exclues, c) peut être racheté au gré du porteur, en totalité ou en partie, dans chaque cas avant le premier anniversaire de la date d'échéance des billets subordonnés. Il est toutefois entendu que seule la tranche du capital-actions qui échoit ou doit obligatoirement être rachetée, qui peut être convertie ou échangée, ou qui peut être rachetée au gré du porteur avant ce premier anniversaire est réputée constituer des actions exclues. Il est de plus entendu que si ce capital-actions est émis à un administrateur, à un gestionnaire, à un membre de la direction, à un membre du personnel ou à un régime au profit de ces parties de STA ULC, de la société ou de leurs filiales ou par un tel régime à ces parties, ce capital-actions ne constitue pas des actions exclues uniquement du fait que STA ULC pourrait être obligée de le racheter pour respecter la loi ou les règlements qui s'appliquent, ou par suite de la cessation de l'emploi de ces parties ou encore de leur décès ou de leur invalidité.

« actions préférentielles » : Tout titre de participation assorti du droit prioritaire de versement des dividendes ou de la priorité de paiement à la liquidation ou à la dissolution volontaire ou forcée.

« BAIIA ajusté » : Pour toute période, le bénéfice de la personne avant les intérêts, les impôts sur le bénéfice et les profits et l'amortissement, plus les charges hors caisse réduisant le bénéfice, moins l'ensemble des charges hors caisse et de certaines autres charges augmentant le bénéfice, majoré du BAIIA prévu attribuable aux acquisitions et aux nouveaux contrats de soumission, sur une base consolidée.

« capital-actions » : a) Dans le cas d'une société par actions, les actions ou les titres de participation de l'entreprise, notamment les actions de l'entreprise représentées par les titres IPS et les actions de l'entreprise en circulation au moment de la scission des titres IPS en des titres qu'ils représentent; b) dans le cas d'une association ou d'une entité commerciale, l'ensemble des actions, participations, droits et autres équivalents (peu importe leur désignation) d'actions d'entreprise; c) dans le cas d'une société de personnes ou d'une société à responsabilité limitée, les parts de société de personnes ou les parts de société à responsabilité limitée (en commandite ou non); et d) les autres participations conférant à une personne le droit de recevoir une quote-part des profits et des pertes de la personne émettrice ou des distributions de son actif.

« capital minimal réduit » : Une somme égale à au moins 10 millions de dollars canadiens de capital des billets subordonnés.

« cautionnement » : Le cautionnement (autrement que par l'endossement d'effets négociables aux fins de perception dans le cours normal des activités) direct ou indirect, de n'importe quelle manière (y compris les lettres de crédit et les accords de remboursement s'y rapportant), de la totalité ou d'une partie d'une dette ou d'autres obligations.

« contracter, créer ou engager (ou création ou engagement) » : L'émission, la prise en charge, le cautionnement, la création ou toute autre acceptation de responsabilité s'y rapportant; il est toutefois entendu que toute

dette ou tout capital-actions d'une personne existant au moment où cette personne devient une filiale (par suite d'une fusion, d'un regroupement, d'une acquisition ou autrement) est réputé être créé par cette personne au moment où elle devient une filiale.

« défaut » : Tout événement qui constitue un cas de défaut ou qui en constituerait un après un avis ou un délai ou les deux.

« défaut au titre du capital minimal réduit » : (i) un défaut découlant de la déclaration ou du versement d'un dividende par STA ULC sur des titres de participation de STA ULC en contravention de ses obligations aux termes des clauses restrictives qui sont énoncées ci-dessus sous la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints », (ii) un défaut découlant de ce qui suit : a) un défaut de versement d'intérêt sur les billets subordonnés qui se poursuit pendant 30 jours; b) un défaut de remboursement du capital ou de paiement de prime, s'il en est, d'un billet subordonné lorsque ce capital ou cette prime est exigible à l'échéance, au moment d'un remboursement facultatif, d'un rachat obligatoire, de l'avancement de l'échéance ou dans d'autres circonstances ou à l'occasion d'un report de la date d'échéance conformément à l'acte de fiducie relatif aux billets subordonnés, c) le manquement de STA ULC à ses obligations qui sont énoncées ci-dessus sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi-totalité de l'actif », d) l'omission, de la part de STA ULC ou d'une filiale importante, de rembourser une dette (à l'exception d'une dette à rembourser à STA ULC ou à une filiale en propriété exclusive) à l'intérieur d'une période de grâce applicable après l'échéance finale ou l'avancement de l'échéance de cette dette par les titulaires de celle-ci en raison d'un défaut si le montant total de cette dette impayée ou dont l'échéance a été avancée est supérieur à 5 millions de dollars ou à son équivalent en devises, e) certains cas de faillite, d'insolvabilité ou de réorganisation de STA ULC ou d'une filiale importante, ou f) le fait que les billets subordonnés ou une garantie ou un cautionnement donné à leur égard cesse d'être en vigueur, sauf dans les circonstances prévues dans les modalités de ceux-ci, ou que STA ULC ou un garant nie ou refuse d'admettre ses obligations aux termes des billets subordonnés ou d'une garantie ou d'une sûreté à l'égard de ceux-ci, sauf dans les circonstances prévues dans les modalités de ceux-ci, si le défaut se poursuit pendant 10 jours et (iii) un défaut découlant du défaut, de la part de la société, de respecter les clauses restrictives décrites ci-dessus sous les rubriques « – Certaines clauses restrictives – Restrictions sur la création de dettes », « Certaines clauses restrictives – Restrictions sur les paiements restreints » et « Certaines clauses restrictives – Restrictions sur le versement de dividendes et d'autres sommes touchant les filiales » si ce défaut se poursuit pendant une période de 30 jours suivant la remise de l'avis dont il est question sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés ».

« dette » : Quant à toute personne, la somme des éléments qui suivent : a) le capital de toute dette de cette personne, éventuelle ou non : (i) pour un emprunt d'argent; (ii) attestée par des obligations, des billets, des débentures ou des effets similaires ou des lettres de crédit ou des acceptations bancaires (ou, sans répétition, les accords de remboursement s'y rapportant); (iii) représentant le prix d'achat reporté et impayé d'un bien, sauf un solde constituant un effet commercial à payer ou une obligation similaire envers un fournisseur qui vient à échéance dans les six mois de la date à laquelle il a été engagé, lorsque la dette a été engagée dans le cours normal des activités, et que ce prix d'achat est dû plus de six mois après la date de la mise en service du bien ou à laquelle on prend livraison du bien et du titre s'y rapportant; ou (iv) à l'égard d'obligations capitalisées découlant de contrats de location-acquisition; b) dans la mesure où elle n'est pas autrement incluse, toute obligation incombant à une telle personne ou que celle-ci doit payer en tant que débiteur, caution ou à tout autre titre, sur la dette d'une autre personne (sauf par suite de l'endossement d'effets négociables aux fins de recouvrement dans le cours normal des activités); et c) dans la mesure où elle n'est pas autrement incluse, la dette d'une autre personne garantie par une priorité grevant un actif dont cette personne est propriétaire (que cette dette soit ou non prise en charge par cette personne), le montant de cette dette devant correspondre (i) à la juste valeur marchande de l'actif à cette date de détermination ou, si celui-ci est moins élevé, (ii) au montant de la dette de cette autre personne. Toutefois, aucune obligation de STA ULC, de la société ou d'une filiale concernant des comptes ou des participants aux termes d'un régime de rémunération des employés, des administrateurs ou des membres de la direction n'est réputée constituer une dette. En outre, les actions ordinaires de catégorie B et de catégorie C ainsi que tout autre titre ayant des caractéristiques similaires aux actions ordinaires de catégorie B ou de catégorie C qui est utilisé pour les besoins du financement des rachats des actions ordinaires de catégorie B ou de catégorie C ne seront pas réputés constituer une dette.

« dette de premier rang » : L'ensemble des dettes garanties de STA ULC, de la société ou d'un garant, y compris l'intérêt sur celles-ci (notamment l'intérêt courant à compter du dépôt d'une requête en faillite ou en

réorganisation relativement à STA ULC, à la société ou à un garant, qu'une réclamation au titre de l'intérêt couru après le dépôt soit autorisée ou non dans le cadre de l'instance) et les autres sommes (notamment les sommes compensatoires, les frais, les honoraires, les dépenses, les obligations de remboursement aux termes de lettres de crédit et les indemnités) dues à cet égard, toutes les obligations de couverture et l'ensemble des obligations au titre des services de gestion de la trésorerie, dans chaque cas qu'elles soient impayées en date du 21 décembre 2004 ou engagées par la suite, à moins que, dans le document créant ou attestant la dette ou aux termes duquel la dette se trouve impayée, il ne soit prévu que les obligations n'ont pas priorité de rang, quant au droit de paiement, sur les billets subordonnés ou sur la garantie de la filiale, selon le cas. Toutefois, la dette de premier rang ne comprend pas les éléments qui suivent : (i) une obligation de STA ULC ou de la société envers l'une de leurs filiales, ou de l'une ou l'autre de ces filiales envers STA ULC ou la société, (ii) des impôts fédéraux, étatiques, provinciaux, municipaux ou autres que doivent STA ULC, la société ou le garant, (iii) des créditeurs ou toute autre obligation envers des fournisseurs contractés dans le cours normal des activités (y compris des garanties s'y rapportant ou des effets attestant ces obligations) et (iv) toute obligation relative à du capital-actions.

« dette de premier rang désignée » : (i) La dette de premier rang aux termes de la facilité de crédit et (ii) toute autre dette de premier rang de la société d'un capital supérieur à 15 millions de dollars et désignée par la société comme étant une dette de premier rang désignée.

« dette subordonnée » : L'ensemble des dettes de STA ULC, de la société ou d'un garant qui ne sont pas des dettes de premier rang.

« dette totale consolidée » : La totalité de la dette (calculée en fonction de l'utilisation moyenne de la facilité de crédit renouvelable), des lettres de crédit et des garanties connexes.

« durée moyenne pondérée à l'échéance » : Lorsqu'elle est appliquée à une dette ou à des actions exclues, selon le cas, à une date donnée, le quotient (i) de la somme des produits du nombre d'années entre la date de détermination et la date de chaque remboursement successif prévu de capital de la dette ou du rachat ou d'un paiement similaire relatif aux actions exclues, multipliée par le montant du paiement, divisée par (ii) la somme de tous ces paiements.

« excédent de trésorerie » : Pour toute période, le BAIIA moins la somme (i) des intérêts débiteurs (y compris les dividendes sur les actions exclues et les actions préférentielles), (ii) de la charge d'impôts, et (iii) des dépenses en immobilisations non financées et des remboursements de capital, dans chaque cas, pour cette période.

« facilité de crédit » : La convention de crédit intervenue entre la société et un syndicat d'institutions financières et les documents s'y rapportant (y compris les prêts à terme et les prêts renouvelables prévus par ceux-ci, les cautionnements et les documents de sûreté), dans leur version modifiée, prolongée, renouvelée, mise à jour, complétée ou changée par ailleurs (en totalité ou en partie, sans limite quant au montant, aux modalités, aux conditions, aux engagements et aux autres dispositions) à l'occasion (notamment par l'ajout de filiales de la société à titre d'emprunteurs supplémentaires ou de garants aux termes de ceux-ci), ainsi que toute convention (et les documents s'y rapportant) qui régit une dette contractée en vue de refinancer (y compris un ou plusieurs des éléments suivants, à savoir des facilités d'emprunt, des facilités de financement de comptes débiteurs ou encore des facilités ou des actes de fiducie relatifs à des effets commerciaux obtenus auprès de banques ou d'autres prêteurs institutionnels ou de fiduciaires et prévoyant des prêts renouvelables, des prêts à terme, des mécanismes de financement de comptes débiteurs (y compris au moyen de la vente de comptes débiteurs à ces prêteurs ou à des structures d'accueil formées pour emprunter des fonds à ces prêteurs sur la garantie de ces comptes débiteurs) ou des lettres de crédit ou l'émission de titres d'emprunt à des investisseurs institutionnels, ou une ou plusieurs opérations de cession-bail avec les cocontractants), en totalité ou en partie, les emprunts et les engagements alors en cours ou qui, selon la facilité de crédit ou une facilité de crédit qui la remplace, peuvent demeurer impayés.

« filiale » : Quant à toute personne : a) une société par actions, une association ou une autre entité commerciale (autre qu'une société de personnes, une coentreprise ou une société à responsabilité limitée) dont au moins 50 % de l'ensemble des droits de vote rattachés aux actions dont les porteurs (sans égard à la survenance d'une éventualité) sont habiles à voter à l'élection des administrateurs, des gestionnaires ou des fiduciaires de celle-ci sont, au moment de la détermination, détenus en propriété ou contrôlés directement ou indirectement par une telle personne ou encore par une

ou plusieurs des autres filiales de cette personne ou par un regroupement de celles-ci; et b) une société de personnes, une coentreprise ou une société à responsabilité limitée dont au moins 50 % des comptes de capital, des droits aux distributions, des titres de participation et des titres avec droit de vote ou des parts de commandité ou de commanditaire, selon le cas, sont détenus en propriété ou contrôlés, directement ou indirectement, par cette personne ou par une ou plusieurs des autres filiales de cette personne ou par un regroupement de celles-ci, sous forme de parts de membre, de commandité ou de commanditaire ou autrement, et qui détient en propriété ou contrôle, directement ou indirectement, au moins 50 % du total des titres de participation et des titres avec droit de vote du commandité de cette entité.

« filiale en propriété exclusive » : Quant à une personne, une filiale de cette personne dont la totalité du capital-actions ou des autres participations en circulation sont alors la propriété de cette personne ou d'une ou de plusieurs filiales en propriété exclusive de cette personne.

« filiale importante » : Une filiale de l'émetteur dont les flux de trésorerie pour la période de 12 mois terminée le dernier jour du plus récent trimestre, sur une base consolidée, sont au moins égaux à 20 % des flux de trésorerie consolidés de l'émetteur pour la même période.

« garant » : Toute personne qui crée une garantie; lorsque cette personne obtient quittance ou est libérée de sa garantie conformément à l'acte de fiducie relatif aux billets subordonnés ou de la garantie applicable, cette personne cesse d'être un garant.

« garantie » : La garantie des obligations de STA ULC aux termes de l'acte de fiducie relatif aux billets subordonnés et des billets subordonnés par toute personne.

« intérêts débiteurs » : Le total des intérêts débiteurs en espèces (y compris ceux qui sont attribuables aux obligations capitalisées découlant de contrats de location-acquisition) d'une personne pour une période déterminée à l'égard de toutes les dettes en cours de cette personne (notamment l'ensemble des commissions, des escomptes et des autres frais et charges que doit cette personne à l'égard du financement au moyen de lettres de crédit et d'acceptations bancaires et des frais nets engagés ou les paiements reçus par cette personne aux termes de conventions de couverture à l'égard des taux d'intérêt dans la mesure où ces frais nets sont attribuables à cette période conformément aux PCGR).

« investissement restreint » : Un investissement qui ne constitue pas un investissement autorisé.

« investissements » : Quant à toute personne, tous les investissements de cette personne dans d'autres personnes (y compris des membres du même groupe qu'elle) sous forme de prêts (y compris des cautionnements), d'avances ou d'apports de capital (à l'exclusion des comptes débiteurs, du crédit commercial et des avances consentis aux clients et des commissions, des frais de déplacement et des avances similaires aux membres de la direction ou du personnel et aux consultants qui sont effectués dans le cours normal des activités), d'achats ou d'autres acquisitions moyennant contrepartie (y compris les ententes prévoyant le rajustement du prix) de dettes, de titres de participation ou d'autres titres émis par une autre personne et sous forme d'investissements qui, comme l'exigent les PCGR, doivent être classés au bilan de l'émetteur de la même manière que les autres investissements inclus dans la présente définition dans la mesure où de telles opérations comportent un transfert de liquidités ou d'autres biens.

« investissements autorisés » : a) un investissement dans STA ULC, dans la société ou dans une filiale; b) un investissement dans des quasi-espèces ou dans des titres de bonne qualité; c) un investissement par STA ULC, la société ou une filiale dans une personne exerçant principalement une entreprise similaire si, par suite de l'investissement a) cette personne devient une filiale ou b) cette personne, dans le cadre d'une opération ou d'une série d'opérations reliées, est fusionnée ou regroupée avec STA ULC, la société ou une de leurs filiales respectives, ou transfère ou transporte la quasi-totalité de son actif à l'une d'elles ou est liquidée dans l'une d'elles; d) un investissement dans des titres ou dans d'autres actifs qui ne constituent pas des quasi-espèces et qui sont reçus dans le cadre d'une vente d'actif autorisée aux termes de l'acte de fiducie relatif aux billets subordonnés ou d'une autre aliénation d'actifs ne constituant pas une vente d'actif; e) un investissement existant le 21 décembre 2004; f) les avances consenties aux employés de STA ULC, de la société ou d'une filiale dont l'encours n'excède jamais globalement 5 millions de dollars; g) un investissement acquis par STA ULC, la société ou une filiale (i) en échange d'un autre investissement ou de comptes débiteurs détenus par STA ULC, la société ou une filiale dans le cadre ou par suite d'une faillite, d'un arrangement, d'une réorganisation ou d'une restructuration du capital de la société émettrice de

cet autre investissement ou de ces autres comptes débiteurs ou (ii) par suite de la réalisation, par STA ULC, la société ou une filiale, de la garantie relative à un investissement garanti ou par suite de tout autre transfert de titre de propriété concernant un investissement garanti dont le débiteur est en défaut; h) les obligations de couverture autorisées suivant l'acte de fiducie relatif aux billets subordonnés; i) les investissements supplémentaires dont la juste valeur marchande globale, compte tenu de tous les autres investissements effectués conformément au présent alinéa qui sont alors en cours, ne dépasse pas 7,5 % de l'actif consolidé total de la société ou, si ce montant est plus élevé, 5 millions de dollars au moment où est effectué l'investissement (la juste valeur marchande de chaque investissement étant calculée au moment où l'investissement est effectué et sans qu'il soit tenu compte des changements subséquents de la valeur); j) les avances et les prêts consentis aux membres de la direction, aux administrateurs et aux membres du personnel pour des frais de déplacement ou des frais de déménagement associés aux affaires et d'autres dépenses similaires, dans chaque cas engagés dans le cours normal des activités de même que les crédits et les paiements aux participants aux termes du régime incitatif à long terme ou d'un régime de rémunération remplaçant ou similaire; k) les investissements dont le paiement est constitué de titres de participation de STA ULC ou de la société (sauf des actions exclues) (les « investissements réglés en titres de participation »); l) les garanties données conformément à l'acte de fiducie relatif aux billets subordonnés; m) tout investissement par des filiales dans d'autres filiales et tout investissement détenu par une personne avant que celle-ci ne devienne une filiale de la société; n) les investissements constitués d'achats et d'acquisitions de stocks, de fournitures, de matériaux et d'équipement ou d'achats de droits contractuels ou encore de licences ou de contrats de location de propriété intellectuelle, dans chaque cas dans le cours normal des activités; et o) les avances et les prêts consentis ainsi que les paiements effectués à des membres de la direction actuels ou à d'anciens membres de la direction de STA ULC ou de la société et/ou à une entité dans laquelle des membres de la direction actuels ou d'anciens membres de la direction de STA ULC ou de la société détiennent un intérêt bénéficiaire ou une participation aux termes d'un régime d'actions ou d'options d'achat d'actions à l'intention de la direction ou de tout autre régime d'avantages ou régime incitatif à l'intention de la direction ou des employés ou aux termes de toute autre entente suivant laquelle des actions sont détenues pour le compte de ces personnes dont le capital global en cours ne dépasse jamais 10 millions de dollars et dont le produit sera affecté à l'achat ou au rachat, directement ou indirectement, d'actions de STA ULC ou de la société.

« juste valeur marchande » : Quant à tout actif ou à tout bien, le prix au comptant qui pourrait être négocié dans le cadre d'une opération sans lien de dépendance sur le marché libre entre un vendeur sérieux et un acheteur sérieux et capable qui ne subissent ni l'un ni l'autre de pression ni de contrainte pour conclure l'opération.

« membre du même groupe » : À l'égard d'une personne donnée, toute autre personne qui contrôle directement ou indirectement la première personne ou qui est directement ou indirectement contrôlée par elle ou sous contrôle commun direct ou indirect avec elle. Pour les besoins de la présente définition, le terme « contrôle » (y compris, avec les significations corrélatives, les termes et expressions « contrôlant », « contrôlé par » et « sous contrôle commun avec »), tel qu'il est utilisé à l'égard d'une personne, s'entend de la possession, directe ou indirecte, du pouvoir de diriger ou d'influencer la gestion ou les politiques de cette personne, que ce soit au moyen de la propriété de titres avec droit de vote, d'une entente ou autrement.

« montant d'intérêt maximal pouvant être reporté » : Un ratio de couverture de l'intérêt de 2,00:1,00.

« Moody's » : Moody's Investors Service, Inc.

« obligation capitalisée découlant de contrats de location-acquisition » : Au moment où la détermination doit en être faite, le montant de l'obligation découlant d'un contrat de location-acquisition qui devrait alors être capitalisé et figurer au passif du bilan (exclusion faite des notes y afférentes) conformément aux PCGR.

« obligations » : Le capital, l'intérêt, les pénalités, les frais, les indemnités, les remboursements (notamment les obligations de remboursement relatives aux lettres de crédit et aux acceptations bancaires), les dommages-intérêts et les autres passifs payables aux termes des documents régissant une dette; toutefois les obligations concernant les billets subordonnés n'incluent pas les frais ou les indemnisations en faveur du fiduciaire et de tiers autres que les porteurs des billets subordonnés.

« obligations de couverture » : Quant à toute personne, les obligations de cette personne concernant (i) les ententes de swap de devises, de taux d'intérêt ou de marchandises, les ententes de plafonnement de la monnaie, des

taux d'intérêt ou des marchandises, ainsi que les ententes plafonds et planchers relatives à la monnaie, aux taux d'intérêt ou aux marchandises et (ii) les autres ententes ou arrangements destinés à gérer les fluctuations de la monnaie, des taux d'intérêt ou des prix des marchandises ou à assurer une protection contre de telles fluctuations.

« paiement restreint » : Un paiement restreint au sens attribué à ce terme sous la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints ».

« PCGR » : Les principes comptables généralement reconnus qui sont approuvés par l'Institut Canadien des Comptables Agréés.

« personne » : Un particulier, une société par actions, une société de personnes, une fiducie commerciale, une société à responsabilité limitée, une coentreprise, une association, une compagnie à capital-actions, une fiducie, un organisme non constitué en société, une autorité gouvernementale ou un organisme ou une subdivision politique d'un gouvernement, ou toute autre entité.

« porteur » : Un porteur de billets subordonnés.

« porteur exclu » : (i) une personne qui est propriétaire, directement ou indirectement (du fait qu'elle a la propriété de titres IPS ou pour une autre raison) et compte tenu des règles de présomption de propriété dont il est question à l'alinéa 871(h)(3) du Code, d'au moins 10 % de la totalité des droits de vote rattachés à l'ensemble des catégories de titres de participation de l'émetteur avec droit de vote; (ii) une société étrangère contrôlée (*controlled foreign corporation* au sens de l'alinéa 957(a) du Code) liée (*related* au sens du sous-alinéa 864(d)(4) du Code) à l'émetteur par la propriété d'actions; ou (iii) une banque visée par le sous-alinéa 881(c)(3)(A) du Code relativement aux billets subordonnés.

« porteur non américain » : Une personne qui n'est pas (i) un particulier qui est un citoyen ou un résident des États-Unis pour les besoins de l'impôt fédéral américain, (ii) une société par actions (ou une autre entité assujettie à l'impôt à titre de société par actions pour les besoins de l'impôt sur le revenu fédéral américain) créée ou constituée aux États-Unis ou dans une subdivision politique de ce pays ou sous le régime des lois des États-Unis ou d'une subdivision politique de ce pays, (iii) une succession dont le revenu est assujetti à l'impôt sur le revenu fédéral américain, quelle qu'en soit la source, ou (iv) une fiducie, si (A) elle est soumise à la supervision principale d'un tribunal des États-Unis et si une ou plusieurs personnes des États-Unis sont autorisées à contrôler l'ensemble de ses décisions importantes, ou (B) la fiducie existait le 20 août 1996 et a fait le choix, en bonne et due forme, aux termes des règlements du Trésor applicables de continuer d'être considérée comme une personne des États-Unis.

« priorité » : Quant à tout actif, un privilège, une hypothèque immobilière, une priorité, une hypothèque mobilière ou légale, un droit de rétention, un gage, une charge ou une sûreté de n'importe quelle nature à l'égard de l'actif, qu'il soit ou non produit, déposé, inscrit ou autrement rendu opposable aux termes des lois applicables (y compris toute vente conditionnelle ou toute autre entente de réserve de propriété, tout contrat de location d'une telle nature, toute option ou toute autre entente visant la vente d'un état de financement aux termes de la *Loi sur les sûretés mobilières* (Ontario) (ou de lois équivalentes d'un autre territoire) ou la création d'une sûreté relativement à un tel état de financement, et la production d'un tel état de financement ou le consentement de donner un tel état de financement); toutefois, un contrat de location-exploitation ne sera en aucun cas réputé constituer une priorité.

« priorités autorisées » : Quant à toute personne : a) les gages ou dépôts faits par cette personne en vertu des lois sur les indemnités en cas d'accidents du travail ou sur l'assurance-emploi et des lois similaires, ou des dépôts effectués de bonne foi dans le cadre d'offres, de soumissions, de contrats (sauf pour le remboursement d'une dette) ou de contrats de location auxquels cette personne est partie, ou des dépôts en garantie d'obligations publiques ou légales de cette personne ou des dépôts en espèces ou des obligations du gouvernement du Canada ou des États-Unis en garantie de cautionnements de garantie ou d'appel auxquels cette personne est partie, ou des dépôts en garantie pour des impôts ou des droits d'importation contestés ou pour le paiement d'un loyer, créés dans chaque cas dans le cours normal des activités; b) les priorités imposées par la loi, telles que les priorités des transporteurs, des entreposeurs et des constructeurs, dans chaque cas pour des sommes non encore dues ou qui sont contestées de bonne foi au moyen de procédures appropriées ou d'autres priorités découlant de sentences ou de jugements prononcés contre cette personne que celle-ci porte alors en appel ou soumet alors à d'autres procédures de révision; c) les priorités pour des impôts, des

cotisations ou d'autres frais gouvernementaux non encore exigibles ou faisant l'objet de pénalités par suite de non-paiement ou contestés de bonne foi au moyen de procédures appropriées; d) les priorités en faveur des émetteurs de cautionnements d'exécution ou de garantie, de soumission ou d'achèvement ou à l'égard des autres exigences de la réglementation ou de lettres de crédit émises à la demande et pour le compte de cette personne dans le cours normal de ses activités; e) les exceptions négligeables des levés d'arpentage, les charges, les servitudes ou les réserves négligeables ou les droits de tiers concernant des licences, des droits de passage, des égouts, des lignes électriques, télégraphiques et téléphoniques et d'autres fins similaires ou des restrictions de zonage ou d'autres restrictions sur l'utilisation d'immeubles, ou des priorités accessoires à l'exploitation de l'entreprise de cette personne ou à la propriété de ses biens qui ne sont pas créées à l'égard d'une dette et qui n'ont pas globalement un effet défavorable important sur la valeur de tels biens ni n'amoindrissent sérieusement leur utilisation dans l'exploitation de l'entreprise de cette personne; f) les priorités grevant des biens ou des actions d'une personne au moment où celle-ci devient une filiale, à la condition que ces priorités ne soient pas créées ni contractées en raison du fait que cette autre personne devient une telle filiale ou en prévision d'une telle situation; il est toutefois entendu, que ces priorités ne peuvent s'appliquer à aucun autre bien dont STA ULC, la société ou une filiale est propriétaire; g) les priorités grevant des biens au moment où STA ULC, la société ou une filiale a acquis les biens, y compris dans le cadre d'une fusion ou d'un regroupement avec STA ULC, la société ou une filiale, à la condition que ces priorités ne soient pas créées ni contractées dans le cadre ou en prévision d'une telle acquisition; il est toutefois entendu que les priorités ne peuvent s'appliquer à aucun autre bien dont STA ULC, la société ou une filiale est propriétaire; h) les priorités garantissant une dette ou d'autres obligations d'une filiale dues à STA ULC, à la société ou à une filiale dont la création est autorisée suivant l'acte de fiducie relatif aux billets subordonnés; i) les priorités garantissant des obligations de couverture pour autant que la dette s'y rapportant soit, et puisse être aux termes de l'acte de fiducie relatif aux billets subordonnés, garantie par une priorité grevant le même bien que celui qui garantit ces obligations de couverture; j) les contrats de location et de sous-location d'immeubles qui n'entravent pas considérablement le cours normal des activités de STA ULC, de la société ou d'une filiale; k) les priorités découlant des dépôts effectués auprès du Bureau d'enregistrement relatif aux biens personnels et des états de financement déposés aux termes du Uniform Commercial Code concernant des contrats de location-exploitation conclus par STA ULC, la société ou une filiale dans le cours normal des activités; l) les priorités en faveur de STA ULC ou de la société; m) les priorités grevant le matériel de STA ULC ou de la société qui sont accordées dans le cours normal des activités au client de STA ULC ou de la société à l'endroit où se trouve ce matériel; n) les priorités grevant les dépôts effectués dans le cours normal des activités en garantie d'obligations découlant d'exigences aux termes de la législation, de la réglementation, des contrats ou des garanties, y compris les droits de compensation et d'annulation; et o) les priorités en garantie de tout refinancement, remboursement, prolongation, renouvellement ou remplacement ou de refinancements, remboursements, prolongations, renouvellements ou remplacements successifs, en totalité ou en partie, d'une dette garantie par une priorité décrite dans les alinéas g), h), i), j) et l) ci-dessus; il est toutefois entendu que (A) cette nouvelle priorité est limitée à la totalité ou à une partie du même bien qui garantissait la priorité initiale (en plus des améliorations apportées au bien) et (B) la dette garantie par cette priorité n'est pas alors portée à un montant excédant la somme (x) du capital en cours ou, si cette somme est plus élevée, du montant engagé de la dette décrite aux alinéas g), h), i), j) et l) au moment où la priorité initiale est devenue une priorité autorisée aux termes de l'acte de fiducie relatif aux billets subordonnés, et (y) du montant nécessaire au paiement des frais, y compris les primes, associés au refinancement, au remboursement, à la prolongation, au renouvellement ou au remplacement.

« ratio de couverture de l'intérêt » : À l'égard de toute période de 12 mois comptables consécutifs de la société, le ratio a) du BAIIA ajusté pour cette période par rapport à b) la somme (i) des intérêts débiteurs payés ou payables en espèces au cours de cette période (sauf l'intérêt reporté et les dividendes versés ou payables à l'égard des actions ordinaires de catégorie B et de catégorie C de la société ainsi que sur tout autre titre ayant des caractéristiques similaires aux actions ordinaires de catégorie B ou de catégorie C qui est utilisé pour les besoins du financement des rachats des actions ordinaires de catégorie B ou de catégorie C) et (ii) de l'intérêt reporté sur les billets subordonnés au cours de cette période, établi dans chaque cas sur une base consolidée.

« représentant » : Le fiduciaire, le mandataire ou le représentant (le cas échéant) à l'égard d'une émission de dette de premier rang.

« titres de bonne qualité » : (i) Les titres émis ou garantis ou assurés directement et entièrement par le gouvernement des États-Unis ou du Canada ou par un organisme ou un intermédiaire de ces pays (sauf les quasi-espèces); (ii) les titres de créance ou d'emprunt notés BBB– ou plus par S&P ou Baa3 ou plus par Moody's ou

l'équivalent d'une telle note par l'agence de notation du crédit, ou si aucune note de S&P ou de Moody's n'existe alors, l'équivalent de cette note par une autre agence de notation des valeurs mobilières de réputation nationale, mais à l'exclusion des titres de créance ou d'emprunt constituant des prêts ou des avances entre l'émetteur et ses filiales; (iii) les placements dans un fonds qui investit exclusivement dans des placements de la nature décrite aux alinéas (i) et (ii), lequel fonds peut également détenir des sommes négligeables en espèces dans l'attente d'un placement et/ou d'une distribution.

« titres de participation » : Le capital-actions et les bons de souscription, les options ou les autres droits d'acquisition du capital-actions (à l'exclusion de tout titre de créance pouvant être converti en capital-actions ou échangé contre du capital-actions).

« titres de rang inférieur autorisés » : Les titres d'emprunt ou de participation de STA ULC ou d'une société remplaçante émis dans le cadre d'un plan de restructuration ou de rajustement de STA ULC qui sont subordonnés au règlement de la totalité de la dette de premier rang de STA ULC en cours au moment en cause au moins dans la même mesure que les billets subordonnés sont subordonnés au règlement de la totalité de la dette de premier rang de STA ULC le 21 décembre 2004, dans la mesure où, si une partie de la dette de premier rang de STA ULC en cours à la date de la réalisation de ce plan de restructuration ou de rajustement n'est pas réglée intégralement à cette date, soit a) les titulaires de cette dette de premier rang qui n'est pas payée intégralement ont consenti aux modalités de ce plan de restructuration ou de rajustement, soit b) ces porteurs reçoivent des titres qui constituent une dette de premier rang qui, de l'avis du tribunal compétent constitue le règlement intégral de toute dette de premier rang qui n'a pas été réglée intégralement.

« vente d'actif » : a) la vente, le transport, le transfert ou une autre aliénation (dans le cadre d'une opération unique ou d'une série d'opérations reliées) de biens ou d'actifs (y compris au moyen d'une opération de cession-bail) de STA ULC, de la société ou d'une filiale (dans chaque cas, dans la présente définition, une « aliénation »); ou b) l'émission ou la vente de titres de participation d'une filiale (sauf à STA ULC, à la société ou à une filiale en propriété exclusive) (dans le cadre d'une opération unique ou d'une série d'opérations reliées), dans chaque cas autre que ceux qui suivent : (i) l'aliénation de quasi-espèces ou de titres de bonne qualité ou d'un équipement désuet ou usé dans le cours normal des activités; (ii) l'aliénation de la totalité ou de la quasi-totalité de l'actif de STA ULC ou de la société d'une manière autorisée conformément à l'acte de fiducie relatif aux billets subordonnés ou une aliénation constituant un changement de contrôle; (iii) un paiement restreint ou un investissement autorisé dont la réalisation est permise, et qui est effectué; (iv) l'aliénation de biens ou d'actifs par une filiale en faveur de STA ULC ou de la société ou par une filiale en faveur d'une autre filiale; (v) l'échange d'un bien similaire destiné à être utilisé dans le cadre d'une entreprise similaire; (vi) la vente d'actifs reçus par STA ULC ou par la société à l'exécution d'une priorité; (vii) la vente de stocks dans le cours normal des activités dans le respect des méthodes antérieures et la vente de matériel à la fin d'un contrat conclu avec un client dans le cours normal des activités, conformément aux modalités du contrat; (viii) une opération unique ou une série d'opérations reliées portant sur des actifs ou sur le capital-actions, selon le cas, d'une juste valeur marchande inférieure à 10 millions de dollars; et (ix) l'octroi, à des tiers, de licences de propriété intellectuelle selon des modalités d'usage établies de bonne foi par le conseil d'administration.

Politique de distribution – Versements d'intérêt et politique en matière de dividendes

STA ULC versera l'intérêt sur les billets subordonnés et STA versera des dividendes sur les actions ordinaires (si des dividendes sont déclarés) le 15 chaque mois (ou le jour ouvrable suivant si le 15 n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du mois précédent. Les distributions consistent :

- en versements d'intérêt sur les billets subordonnés au taux annuel de 14 % du capital global des billets subordonnés représentés par un titre IPS ou environ 0,53858 $ CA par titre IPS chaque année;
- en versements de dividendes mensuels sur l'action ordinaire représentée par un titre IPS, uniquement si des dividendes sont déclarés par le conseil d'administration de STA et qu'ils sont permis par la législation applicable. STA a actuellement adopté une politique de dividendes qui prévoit un dividende annuel d'environ 0,53642 $ CA par action ordinaire (ou titre IPS).

STA déclarera généralement des dividendes qui seront prélevés sur son encaisse disponible après le règlement de ses obligations au titre du service de la dette aux termes de facilités de crédit ou d'autres ententes avec des tiers, le cas échéant, le règlement de ses autres obligations au titre des dépenses, y compris les retenues fiscales et d'autres impôts applicables, et la constitution de réserves raisonnables que son conseil d'administration estime appropriées.

Il se pourrait que STA fasse d'autres distributions en sus des distributions mensuelles au cours de l'année, à l'appréciation du conseil d'administration.

Le conseil d'administration de STA peut, à son appréciation, modifier ou abroger la politique actuelle de STA en matière de dividendes. Rien ne garantit que STA versera des dividendes au taux prévu, si elle en verse. En supposant que STA ULC effectue les versements d'intérêt prévus sur les billets subordonnés et que STA verse sur les actions ordinaires des dividendes au montant prévu dans la politique de dividendes actuellement en vigueur, l'investisseur recevrait annuellement, au total, environ 1,095 $ CA par titre IPS en dividendes sur les actions ordinaires et en intérêt sur les billets subordonnés.

Distributions effectuées aux porteurs de titres IPS

Les distributions sur les titres IPS sont effectuées le 15 de chaque mois (ou le jour ouvrable suivant, si le 15 n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du mois précédent. Les distributions mensuelles pour la période commençant le 21 décembre 2004 et se terminant le 30 juin 2005 et pour la période de 12 mois terminée le 30 juin 2006 s'établissent comme suit :

	Dividende par action ordinaire ($ CA)	**Versement d'intérêt sur les billets IPS ($ CA)**	**Distribution totale par titre IPS ($ CA)**
Exercice 2005			
21 décembre 2004 au 30 janvier 2005	0,06087	0,06111	0,12198
Février 2005	0,04470	0,04488	0,08958
Mars 2005	0,04470	0,04488	0,08958
Avril 2005	0,04470	0,04488	0,08958
Mai 2005	0,04470	0,04488	0,08958
Juin 2005	0,04470	0,04488	0,08958
Total des distributions pour l'exercice 2005	0,28437	0,28551	**0,56988**
Exercice 2006			
Juillet 2005	0,04470	0,04488	0,08958
Août 2005	0,04470	0,04488	0,08958
Septembre 2005	0,04470	0,04488	0,08958
Octobre 2005	0,04470	0,04488	0,08958
Novembre 2005	0,04470	0,04488	0,08958
Décembre 2005	0,04470	0,04488	0,08958
Janvier 2006	0,04470	0,04488	0,08958
Février 2006	0,04470	0,04488	0,08958
Mars 2006	0,04470	0,04488	0,08958
Avril 2006	0,04470	0,04488	0,08958
Mai 2006	0,04470	0,04488	0,08958
Juin 2006	0,04637	0,04488	0,09125
Total des distributions pour l'exercice 2006	0,53809	0,53858	1,07667

STA HOLDINGS

Capital de la société

Le capital autorisé de STA Holdings est composé de 25 000 000 d'actions ordinaires de catégorie A, de 873 000 actions ordinaires de catégorie B série 1, de 1 127 000 actions ordinaires de catégorie B série 2 et de 2 000 000 d'actions ordinaires de catégorie C, ainsi que de 25 000 000 d'actions privilégiées. Au 30 juin 2006, 20 764 554 actions ordinaires de catégorie A de la société étaient la propriété de STA (soit environ 95,5 % des actions ordinaires en circulation) et 872 652 actions ordinaires de catégorie B série 1 (les « actions de catégorie B-1 ») et 106 384 actions ordinaires de catégorie B série 2 (les « actions de catégorie B-2 », et collectivement avec les actions de catégorie B-1, les « actions de catégorie B »), propriété des investisseurs existants ou de la direction, étaient émises et en circulation (soit environ 4,5 % des actions ordinaires en circulation), 23 363 983 actions privilégiées, propriété de STA ULC, étaient émises et en circulation, et aucune action ordinaire de catégorie C n'était émise et en circulation.

Actions ordinaires de catégorie A

Chaque action ordinaire de catégorie A confère à son porteur le droit d'exprimer une voix sur toutes les questions soumises au vote aux assemblées des actionnaires. Les porteurs d'actions ordinaires de catégorie A ont le droit de recevoir les dividendes déclarés par le conseil d'administration. Dans le cas de la liquidation ou de la dissolution volontaire ou forcée de la société ou de toute autre distribution des actifs de la société entre ses actionnaires en vue de mettre un terme à ses affaires, les porteurs d'actions ordinaires de catégorie A auront droit, avec les porteurs d'actions ordinaires de catégorie B et de catégorie C, à leur quote-part du reliquat des biens qui peuvent être distribués, après le paiement des dettes, y compris la tranche des montants dus sur les actions ordinaires de catégories B et C qui ont priorité sur les versements sur les actions ordinaires de catégorie A, dont il est question ci-dessous.

Actions ordinaires de catégories B et C

Les actions ordinaires de catégorie B et de catégorie C confèrent à leurs porteurs une voix chacune à l'égard de toutes les questions devant faire l'objet d'un vote à toutes les assemblées des actionnaires. Les porteurs des actions ordinaires de catégories B et C ont le droit de recevoir les dividendes en espèces, fixes, cumulatifs et privilégiés au taux de 14 % de leur montant de liquidation (au sens attribué à ce terme ci-dessous) ou d'environ 0,5386 $ CA par action, par année, déclarés par le conseil d'administration de la société, qui devront être versés après les distributions effectuées à l'égard des actions privilégiées dont il est question ci-dessous et avant tout dividende sur les actions ordinaires de catégorie A de la société. Les dividendes sur les actions ordinaires de catégories B et C sont versés mensuellement en dollars américains le 15 du mois suivant (ou le premier jour ouvrable suivant si le 15 n'est pas un jour ouvrable). Les dividendes mensuels sont versés après les avances faites à l'égard des actions privilégiées. Les dividendes versés par la société en sus des dividendes au taux de 14 % ou d'environ 0,5386 $ CA par action : (i) à l'égard des périodes se terminant au plus tard le 21 décembre 2006, seront versés au prorata aux porteurs d'actions ordinaires de catégorie A de la société et aux porteurs d'actions ordinaires de catégories B et C (sous réserve de rajustement afin d'augmenter les dividendes versés aux porteurs d'actions ordinaires de catégorie A de la société pour assurer le règlement des dépenses de STA) et (ii) à l'égard des périodes se terminant après le 21 décembre 2006, seront versés aux porteurs d'actions de catégorie B-1 et aux porteurs d'actions ordinaires de catégorie C (sous réserve des dispositions de subordination dont il est question ci-dessous) en un montant par action correspondant à 1,1 fois le dividende par action auquel les porteurs des actions ordinaires de catégorie A et les porteurs des actions de catégorie B-2 ont droit (ce droit à un dividende majoré des porteurs d'actions de catégorie B-1 et des porteurs d'actions ordinaires de catégorie C sur le droit aux dividendes des actions ordinaires de catégorie A et des actions de catégorie B-2 est appelé le « dividende majoré »). Le dividende majoré sera non cumulatif et ne pourra être versé aux porteurs d'actions de catégorie B-1 et aux porteurs d'actions ordinaires de catégorie C à l'égard d'un mois que si la société a déclaré et versé des dividendes sur les actions ordinaires de catégorie A et les actions de catégorie B-2 qui ne sont pas inférieurs au montant mensuel de 0,0447 $ CA par action pour le mois en cause (sans tenir compte des dividendes versés aux porteurs d'actions ordinaires de catégorie A à l'égard des dépenses de STA).

En cas de liquidation ou de dissolution volontaire ou forcée de la société ou de toute autre distribution des actifs de la société entre ses actionnaires en vue de mettre un terme à ses affaires, les porteurs d'actions ordinaires de catégories B et C auront le droit de recevoir, par prélèvement sur les actifs de la société, une somme en espèces de

3,847 $ CA (le « montant de liquidation ») pour chaque action ordinaire de catégories B et C qu'ils détiennent, ainsi que tous les dividendes cumulatifs courus et impayés (déclarés ou non déclarés) calculés sur ces actions jusqu'à la date de distribution (à cette fin, les dividendes, dans la mesure où ils n'ont pas été payés, seront calculés comme s'ils s'étaient accumulés pendant toute la période allant de l'expiration de la dernière période pour laquelle des dividendes ont été payés intégralement jusqu'à la date de distribution) après le règlement des sommes dues aux porteurs des actions privilégiées, dont il est question ci-dessous, et avant le versement de toute somme ou la distribution de tout élément d'actif de la société aux porteurs de toute autre catégorie d'actions de rang inférieur aux actions ordinaires de catégories B et C. Après le versement aux porteurs d'actions privilégiées des sommes qui leur sont dues, dont il est question ci-dessous, et le versement aux porteurs d'actions ordinaires de catégories B et C des sommes qui leur sont dues, dont il est question ci-dessus, le reliquat des actifs et des fonds de la société pouvant être distribués aux actionnaires sera distribué proportionnellement entre les porteurs d'actions ordinaires de catégorie A, de catégorie B et de catégorie C.

Actions privilégiées

Les actions privilégiées consistent en 25 000 000 d'actions autorisées portant la désignation d'actions privilégiées. Les porteurs des actions privilégiées ont le droit de recevoir, par prélèvement sur les actifs de la société, des dividendes en espèces fixes, cumulatifs et privilégiés au taux de 14,01 % ou d'environ 0,5390 $ CA par action, par année, déclarés par le conseil d'administration de la société, en plus de tout dividende en sus de ce dividende préférentiel déclaré par le conseil d'administration de la société, à l'occasion, à sa seule appréciation. Les dividendes sont versés annuellement en dollars canadiens à la fin de chaque année, mais s'accumulent quotidiennement. La société prête mensuellement des sommes aux porteurs d'actions privilégiées jusqu'au versement du dividende annuel, moment auquel les sommes ainsi prêtées doivent être remboursées. Ces avances permettent à STA ULC d'effectuer le versement mensuel d'intérêt sur les billets subordonnés jusqu'au versement du dividende annuel. La totalité des actions privilégiées en circulation sont détenues par STA ULC.

Sauf disposition contraire de la loi, les porteurs d'actions privilégiées n'ont aucun droit de vote. Les actions privilégiées en circulation de la société peuvent, à tout moment, être rachetées en totalité ou en partie, à la demande de leurs porteurs ou au gré de la société moyennant une contrepartie de 3,847 $.

Politique de distribution

Le conseil d'administration de STA Holdings a adopté une politique visant la distribution de la totalité de ses liquidités disponibles, sous réserve des lois applicables et des modalités de la convention de crédit modifiée et mise à jour, de l'acte de fiducie relatif aux billets subordonnés et de toute dette alors impayée, au moyen de dividendes mensuels et/ou de prêts sur les actions ordinaires, les actions privilégiées, les actions spéciales de catégories A et B ou d'autres distributions sur ces titres, après :

- l'acquittement de ses obligations au titre du service de la dette ou d'autres obligations, le cas échéant, aux termes des facilités de crédit ou d'autres ententes conclues avec des tiers;
- l'acquittement de ses obligations au titre de l'intérêt et des autres frais, y compris tout montant d'impôt applicable;
- le rachat d'actions privilégiées;
- la constitution de réserves raisonnables pour les besoins du fonds de roulement et d'autres dépenses que le conseil d'administration de la société peut juger appropriées.

Les distributions et les dividendes à l'égard des actions ordinaires et des actions privilégiées seront versés le 15 de chaque mois (ou le jour ouvrable suivant si le 15 n'est pas un jour ouvrable).

Les versements de dividendes ne sont ni obligatoires ni garantis. Le conseil d'administration de la société peut, à sa seule appréciation, modifier ou révoquer ses politiques en matière de dividendes sur les actions ordinaires. Le conseil d'administration de la société peut diminuer le taux ou le montant des dividendes prévu dans chaque politique

sur les dividendes concernant ses actions ordinaires ou cesser entièrement le versement de dividendes sur les actions ordinaires.

Convention des porteurs de titres

À la clôture du placement de titres IPS, STA, STA ULC, la société et les investisseurs existants ont conclu la convention des porteurs de titres régissant, entre autres choses, leurs participations dans la société ainsi que les activités et les affaires de celle-ci. Le texte qui suit est un sommaire non exhaustif de certaines dispositions de la convention des porteurs de titres, qui est présenté sous réserve du texte intégral de ses dispositions. On peut consulter la convention des porteurs de titres sur SEDAR à l'adresse www.sedar.com.

Administrateurs

Le conseil d'administration de la société est actuellement composé de neuf personnes, dont la majorité doivent être des résidents des États-Unis. Aux termes de la convention des porteurs de titres, les statuts constitutifs de la société doivent prévoir que les investisseurs existants peuvent désigner une personne au conseil d'administration de la société tant qu'ils détiennent, dans l'ensemble, au moins 75 % des actions ordinaires de catégorie B acquises par les actionnaires existants à la clôture. Le conseil d'administration de STA a le droit de désigner le reste des administrateurs.

Les statuts constitutifs de la société prévoient que, tant qu'une partie conserve le niveau de propriété requis, les personnes qu'elle désigne au conseil d'administration ne peuvent être destituées sans le consentement écrit de cette partie. En outre, la convention des porteurs de titres prévoit que les personnes désignées par STA devront être choisies parmi les membres de son conseil d'administration.

Approbation de certaines mesures

Certaines mesures pouvant être prises par la société ou ses filiales doivent être approuvées par : a) les investisseurs existants, tant qu'ils détiennent, dans l'ensemble, des actions ordinaires de catégorie B représentant au moins 20 % des droits de vote rattachés aux actions ordinaires de la société en circulation au moment en cause et b) la majorité du conseil d'administration de la société. Les mesures devant être approuvées de cette manière sont notamment les suivantes : (i) une fusion, un regroupement d'entreprises, la création d'une coentreprise ou une autre opération importante de ce genre; (ii) une vente, une cession ou une autre aliénation de la totalité ou de la quasi-totalité des actifs; (iii) l'adoption d'un plan ou d'une proposition visant la liquidation, la dissolution, la réorganisation ou la restructuration du capital ou le dépôt d'une requête en vue d'obtenir la protection aux termes des lois sur la faillite, l'insolvabilité, la mise sous séquestre ou la libération des débiteurs; (iv) l'exercice d'autres activités que les activités actuellement exercées; (v) la modification de l'exercice financier ou un changement important aux conventions ou méthodes comptables à moins que cela ne soit exigé conformément aux principes comptables généralement reconnus applicables; (vi) l'adoption ou l'autorisation de toute mesure qui empêcherait la poursuite des activités de façon continue; (vii) la modification des modalités des titres IPS, des actions ordinaires ou des billets subordonnés, ou la permission de modifier ces modalités; (viii) la modification ou l'adoption de toute mesure allant à l'encontre des statuts constitutifs, y compris les modalités des titres détenus par les investisseurs existants et (ix) l'engagement à prendre l'une des mesures précitées. Étant donné que les investisseurs existants détiennent actuellement, dans l'ensemble, un nombre d'actions ordinaires représentant moins de 20 % des droits de vote rattachés aux actions ordinaires en circulation de la société, les droits d'approbation susmentionnés ne peuvent être exercés pour le moment.

Droits préférentiels de souscription

La convention des porteurs de titres prévoit que les investisseurs existants détiennent des droits préférentiels de souscription leur permettant d'acheter des actions ordinaires de catégorie C de la société de manière à maintenir leur participation proportionnelle dans la société si celle-ci décide d'émettre des actions ordinaires, ou si l'émetteur décide d'émettre des titres IPS, sous réserve de certaines exceptions. À l'exercice de son droit, un investisseur existant pourra participer à l'émission d'actions ordinaires ou de titres IPS par la société ou l'émetteur, selon le cas, en achetant, dans chaque cas, des actions ordinaires de catégorie C de la société, au prix et aux conditions les plus favorables auxquels les titres en question doivent être offerts à une tierce partie. Les porteurs de $66\,^{2}/_{3}$ % de tous les titres de participation de

STA et de la société alors en circulation détenus par les investisseurs existants peuvent renoncer aux droits préférentiels de souscription à l'égard de tous les investisseurs existants.

Droits de suite

La convention des porteurs de titres prévoit également qu'à compter du 21 décembre 2006, si une personne offre d'acheter, directement ou indirectement, plus de 10 % des actions ordinaires de la société détenues par STA aux termes d'une convention conclue avec STA ou, dans le cas d'un achat indirect, dans le cadre d'une offre d'achat non autorisée à l'égard de laquelle STA se propose de conclure une convention de soutien avec la personne en question, une condition de cette convention ou de cette convention de soutien devra stipuler que la personne devra offrir d'acheter un pourcentage équivalent d'actions ordinaires de catégories B et C, selon les mêmes modalités et sous réserve des mêmes conditions qui s'appliquent à l'achat direct ou indirect des actions ordinaires de la société détenues par STA, avec les rajustements appropriés pour tenir compte du montant de liquidation (au sens attribué à ce terme ci-dessous) payable à l'égard des actions ordinaires de catégories B et C, conformément à la formule et aux restrictions énoncées dans la convention des porteurs de titres.

Cas de rachat

La convention des porteurs de titres stipule que chaque porteur d'actions de catégorie B-1 a le droit (le « droit de négociation »), qu'il peut exercer à tout moment et à l'occasion et sous réserve des limites indiquées ci-dessous, d'exiger que la société entame des négociations de bonne foi avec ce porteur en vue de l'achat, aux fins d'annulation, de la totalité ou d'une partie des actions de catégorie B-1 dont ce porteur est propriétaire. Sur remise d'un avis du porteur d'actions ordinaires de catégorie B à la société exigeant que cette dernière entame des négociations de bonne foi avec ce porteur en vue de l'achat, aux fins d'annulation, de la totalité ou d'une partie des actions de catégorie B-1 de ce porteur, la société est tenue de s'efforcer de négocier l'achat de ces actions de catégorie B-1.

Le droit de négociation à l'égard des actions de catégorie B-1 ne peut être exercé pendant une période de deux ans suivant la date de clôture du placement de titres IPS. Le droit de négociation ne peut être exercé que si, au moment de son exercice : (i) ni STA ULC, ni la société ni aucune de leurs filiales respectives n'est en défaut aux termes de l'acte relatif aux billets subordonnés ni d'aucune autre dette, sauf une dette envers des membres du même groupe qu'elles, et (ii) l'intérêt sur les billets subordonnés ne fait pas l'objet d'un report en conformité avec les dispositions de report de l'intérêt contenues dans l'acte relatif aux billets subordonnés et aucun montant d'intérêt reporté durant une période de report de l'intérêt (y compris l'intérêt sur l'intérêt reporté) ne demeure impayé.

Les modalités des actions ordinaires de catégorie B prévoient que la société a le droit (le « droit de rachat »), qu'elle peut exercer à tout moment et à l'occasion après le deuxième anniversaire de la clôture et sous réserve des limites indiquées ci-dessous, d'acheter aux fins d'annulation auprès des porteurs d'actions ordinaires de catégorie B, la totalité ou une partie des actions ordinaires de catégorie B en circulation. Sur remise d'un avis à tous les porteurs d'actions ordinaires d'actions de catégorie B, selon le cas, (l'« avis de rachat ») exigeant que les porteurs vendent à la société la totalité ou une partie des actions ordinaires de catégorie B de chacun de ces porteurs (chacune de ces actions étant appelée une « participation visée » et, collectivement, les « participations visées »), au prorata, les porteurs sont tenus de vendre à la société ces participations. Le rachat des participations visées aura lieu à la date précisée par la société dans l'avis de rachat (toutefois, cette date ne sera pas antérieure au 30e jour suivant la réception de l'avis de rachat par les porteurs).

Le droit de rachat ne peut être exercé que si, au moment de son exercice : (i) ni STA ULC, ni la société ni aucune de leurs filiales respectives n'est en défaut aux termes de l'acte relatif aux billets subordonnés ni d'aucune autre dette, sauf une dette envers des membres du même groupe qu'elles, et (ii) l'intérêt sur les billets subordonnés ne fait pas l'objet d'un report en conformité avec les dispositions de report de l'intérêt contenues dans l'acte relatif aux billets subordonnés et aucun montant d'intérêt reporté durant une période de report de l'intérêt (y compris l'intérêt sur l'intérêt reporté) ne demeure impayé.

La somme que la société versera pour l'achat de chaque participation visée aux termes du droit de rachat correspondra à la juste valeur marchande de la participation visée au moment de l'achat, sans tenir compte des éléments suivants : (i) la liquidité de la participation visée et (ii) le dividende majoré.

Le rachat par la société d'actions ordinaires de catégorie B, notamment à l'exercice par un porteur du droit de négociation ou à l'exercice par la société du droit de rachat, est appelé dans les présentes un « cas de rachat ».

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

STA et STA ULC

Administrateurs de STA

Les statuts constitutifs de STA prévoient que le conseil d'administration se compose d'au moins 3 et d'au plus 20 administrateurs, dont la majorité doivent être des résidents du Canada. Au 30 juin 2006, le conseil de STA comptait sept administrateurs, dont quatre sont des résidents du Canada. Les administrateurs de STA sont MM. John Crow, Irving Gerstein, George Rossi, David Scopelliti, Ken Needler, Denis Gallagher et David White. M. John Crow ne se représentera pas à l'élection du conseil de STA à l'assemblée annuelle des actionnaires de STA prévue pour le 3 novembre 2006. M. Victor Wells a été nommé au conseil de STA le 21 septembre 2006. MM. John Crow, Irving Gerstein, George Rossi, David Scopelliti et Victor Wells sont indépendants de STA (pour les besoins de la réglementation). M. Denis Gallagher, chef de la direction de STA et de la société, agit à titre de président du conseil de STA, et M. John Crow, à titre d'administrateur principal indépendant; en cette qualité, M. Crow a la responsabilité d'examiner et de commenter l'ordre du jour des réunions du conseil d'administration, d'assurer la liaison entre les administrateurs indépendants et la direction, de diriger les réunions indépendantes des administrateurs indépendants et de présider les assemblées annuelles de STA. M. Irving Gerstein a remplacé M. John Crow à titre d'administrateur principal indépendant le 21 septembre 2006.

Chacun des administrateurs demeurera en poste jusqu'à la levée de l'assemblée annuelle suivante des actionnaires de STA. Les administrateurs seront élus à chaque assemblée annuelle des actionnaires de STA. Un administrateur peut être destitué au moyen d'une résolution adoptée à la majorité des voix exprimées par les actionnaires ou peut démissionner. Le poste vacant à la suite de la destitution doit être pourvu à la même assemblée. Le poste vacant qui n'est pas pourvu à une assemblée des actionnaires, ou qui est créé à la suite de la démission d'un administrateur, peut être pourvu par un quorum des administrateurs restants. La majorité des administrateurs constitue le quorum aux assemblées, à la condition que la majorité des administrateurs présents (ou un administrateur, lorsque deux administrateurs constituent le quorum) soient des résidents du Canada. En l'absence de quorum, une assemblée extraordinaire des actionnaires doit être convoquée afin de pourvoir les postes vacants.

Les administrateurs sont tenus de superviser les activités et géreront les affaires de STA, et, notamment, ils agiront et voteront pour le compte de STA, et la représenteront, à titre de porteur d'actions ordinaires de la société.

Comités du conseil d'administration

Comité de vérification

STA a un comité de vérification qui, en date du 30 juin 2006, était composé de MM. George Rossi, Irving Gerstein et David Scopelliti, qui sont tous des administrateurs indépendants (pour les besoins de la réglementation). M. Victor Wells a été nommé au comité de vérification le 21 septembre 2006. Le comité de vérification assume la responsabilité du contrôle et de la surveillance des pratiques et des procédures de STA en matière de comptabilité et d'information financière, du caractère adéquat des procédures et des contrôles comptables internes ainsi que de la qualité et de l'intégrité des états financiers de STA. Les vérificateurs indépendants de STA relèvent directement du comité de vérification. En outre, le comité de vérification est chargé d'orienter l'examen, par les vérificateurs, de secteurs en particulier et de recommander au conseil d'administration le choix des vérificateurs indépendants de STA.

Voir la rubrique « STA Holdings – Comité de la rémunération, des candidatures et de la gouvernance » pour une description du comité de la rémunération, des candidatures et de la gouvernance de la société.

Communication

Le conseil d'administration est chargé d'adopter et, sur le fondement des conseils du chef de la direction et du chef des finances de STA, de réviser et de mettre à jour régulièrement la politique écrite de STA et de ses filiales en matière de communication. Cette politique doit notamment :

- présenter les obligations juridiques de STA, des membres du même groupe que celle-ci et de leurs administrateurs, membres de la direction et employés respectifs en ce qui concerne les renseignements confidentiels;
- désigner les porte-parole de STA, qui sont les seules personnes autorisées à communiquer avec des tiers, comme les analystes, les représentants des médias et les investisseurs;
- fournir des lignes directrices en matière de communication de renseignements de nature prospective;
- demander l'examen préalable, par des cadres supérieurs, des renseignements financiers devant être communiqués de façon sélective pour veiller à ce qu'il ne s'agisse pas de renseignements importants ou que, le cas échéant, un communiqué de presse soit immédiatement publié;
- établir des périodes d'interdiction précédant et suivant immédiatement la publication des résultats financiers trimestriels et annuels et précédant immédiatement la divulgation de certains changements importants pendant lesquelles l'émetteur, ses filiales ainsi que leurs administrateurs, membres de la direction, employés et conseillers respectifs ne peuvent acheter ni vendre des titres IPS, des actions ordinaires, des billets subordonnés ou d'autres titres de STA ou de ses filiales (y compris des titres échangeables contre de tels titres ou convertibles en ceux-ci).

Rémunération des administrateurs

Les administrateurs non membres de la direction de STA reçoivent une rémunération de 20 000 $ par année et de 1 500 $ pour chaque réunion du conseil ou d'un comité à laquelle ils assistent. Les administrateurs reçoivent une rémunération de 500 $ pour chaque réunion à laquelle ils participent par téléphone. L'administrateur principal touche une rémunération supplémentaire de 10 000 $ par année en cette qualité et à titre de président d'un comité, et le président du comité de vérification touche une rémunération supplémentaire de 5 000 $ par année. Les administrateurs ont également droit au remboursement de leurs frais engagés pour assister aux réunions du conseil et des comités. Les administrateurs participent au régime d'assurance et d'indemnisation dont il est question sous la rubrique « – Couverture d'assurance pour STA et les entités apparentées et indemnisation ».

Direction

STA a deux membres de la direction, soit M. Denis Gallagher, président du conseil et chef de la direction, et M. Patrick Walker, chef des finances. La responsabilité première de la surveillance de la gestion et de la direction des activités des filiales de STA est déléguée à la société, qui s'en acquitte.

Administrateurs de STA ULC

La composition du conseil d'administration et la composition du comité de vérification de STA ULC sont identiques à celles de STA.

STA Holdings

Administrateurs et membres de la haute direction de STA Holdings

STA Holdings est régie conformément à ses documents constitutifs et à sa convention des porteurs de titres. Son conseil d'administration était composé, au 30 juin 2006, de neuf administrateurs, dont la majorité ne sont pas reliés à la société et sont des résidents des États-Unis. M. Victor Wells a été nommé administrateur de STA Holdings le 21 septembre 2006. Les administrateurs de STA Holdings sont actuellement MM. John Crow, Irving Gerstein, George

Rossi, David Scopelliti, Robert Reilly, Victor Wells, Charles Grace, Ken Needler, Denis Gallagher et David White. MM. John Crow, Irving Gerstein, George Rossi, Robert Reilly, Victor Wells et David Scopelliti sont indépendants de STA (pour les besoins de la réglementation). M. John Crow ne se représentera pas à l'élection du conseil de STA à l'assemblée annuelle des actionnaires de STA prévue pour le 3 novembre 2006.

Le nombre d'investisseurs existants siégeant au conseil d'administration de la société sera rajusté si les participations conservées des investisseurs existants sont réduites ou diluées. Sous réserve des dispositions de la convention des porteurs de titres, le conseil d'administration de la société a plein pouvoir pour gérer les activités et les affaires de la société, pour prendre toute décision à l'égard de celle-ci et pour la lier. Voir la rubrique « Convention des porteurs de titres ».

Le tableau suivant indique le nom et le lieu de résidence des administrateurs et/ou membres de la haute direction de STA Holdings, le poste ou les postes qu'ils occupent au sein de la société ainsi que leur fonction principale.

Nom et lieu de résidence	**Postes**	**Administrateur depuis**	**Fonction principale, si la personne n'est pas au service de la société**
JOHN CROW [1] .... Ontario, Canada	Administrateur principal	Octobre 2004	Administrateur de sociétés
IRVING GERSTEIN [1] [2] .... Ontario, Canada	Administrateur	Octobre 2004	Administrateur de sociétés
GEORGE ROSSI [2] .... Québec, Canada	Administrateur	Octobre 2004	Administrateur de sociétés
DAVID SCOPELLITI [2] .... Connecticut, États-Unis	Administrateur	Octobre 2004	Directeur général, Expansion de l'entreprise et service à la clientèle, PCG Asset Management
ROBERT REILLY [1] .... Illinois, États-Unis	Administrateur	Octobre 2004	Président de Reilly Partners
VICTOR WELLS [2] Ontario, Canada	Administrateur	Septembre 2006	Administrateur de sociétés
CHARLES GRACE [1] [3] .... Illinois, États-Unis	Administrateur	Avril 2005	Directeur général, Wynnchurch Capital, Ltd.
KENNETH B. NEEDLER........... Ontario, Canada	Administrateur	Septembre 2004	–
DENIS GALLAGHER .... New Jersey, États-Unis	Administrateur, président du conseil et chef de la direction	Septembre 2004	–
DAVID A. WHITE .... Pennsylvanie, États-Unis	Administrateur, président et chef de l'exploitation	Octobre 2004	–
PATRICK J. WALKER.............. New Jersey, États-Unis	Chef des finances	–	–
CHRISTOPHER J. HARWOOD Ontario, Canada	Vice-président, Finances	–	–

1) Membre des comités de la rémunération, des candidatures et de la gouvernance de STA Holdings

2) Membre des comités de vérification de STA et de STA Holdings

3) Représentant des investisseurs existants

Les administrateurs et membres de la haute direction, en tant que groupe, sont véritables propriétaires, directement ou indirectement, de 38 500 titres IPS, soit environ 0,2 % des titres IPS émis et en circulation de l'émetteur, et de 338 591 actions ordinaires de catégorie B, soit environ 34,6 % des actions ordinaires de catégorie B émises et en circulation de STA Holdings.

Biographies

John W. Crow, de Toronto, en Ontario, est consultant et administrateur de sociétés. M. Crow est président de J&R Crow Inc. (consultants en économie et finances) et siège aux conseils d'administration de plusieurs sociétés ouvertes et fermées ainsi que d'autres organismes, dont Société aurifère Barrick, Corporation Rockwater Capital, Fonds de revenu OFI, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corp., Banque Canadian Tire, Lawrence Enterprise Fund et Arts for Children of Toronto. Entre 1987 et 1994, M. Crow a été gouverneur de la Banque du Canada. M. Crow est entré au département des Recherches de la Banque du Canada comme sous-chef avant d'en être le chef un an et demi plus tard. Il a été désigné conseiller du gouverneur en 1979 et sous-gouverneur en mai 1981. Avant de se joindre à la Banque du Canada, M. Crow a travaillé pendant plus de 10 ans au Fonds monétaire international à Washington, DC, où il a été désigné chef de la section nord-américaine en 1970. Né à Londres, en Angleterre, M. Crow a servi pendant deux ans dans la Royal Air Force et a ensuite étudié à l'Université Oxford, où il a obtenu un diplôme en philosophie, politique et économie en 1961.

Irving Gerstein est un cadre retraité. M. Gerstein est administrateur de Medical Facilities Corporation, d'Atlantic Power Corporation et d'Economic Investment Trust Limited, et il a auparavant rempli les fonctions d'administrateur d'autres sociétés ouvertes, dont CTV Inc., Le Groupe Traders Limitée, Guaranty Trust Company of Canada, La Confédération, Compagnie d'assurance-vie et Scott's Hospitality Inc., ainsi que de cadre et d'administrateur des Bijoutiers diamantaires Peoples Limitée. M. Gerstein est membre de l'Ordre du Canada et de l'Ordre de l'Ontario. Il est administrateur honoraire de l'hôpital Mount Sinaï (Toronto) et actuellement membre de son comité de recherche. À cet hôpital, il a auparavant agi à titre de président du conseil, de président du conseil émérite et d'administrateur au cours d'une période de 25 ans. M. Gerstein a obtenu un baccalauréat ès sciences avec spécialisation en économie de l'Université de Pennsylvanie (Wharton School of Finance and Commerce). Pendant la période où M. Gerstein a été administrateur des Bijoutiers diamantaires Peoples Limitée et de La Confédération, Compagnie d'assurance-vie, une procédure de faillite a été engagée dans chacune de ces sociétés (et, dans le cas des Bijoutiers diamantaires Peoples Limitée, des réclamations ont été présentées contre les membres de la haute direction de la société, dont M. Gerstein); l'ensemble des réclamations faites par les créanciers et les autres réclamations ont été réglées. M. Gerstein a également conclu une entente à l'amiable à l'égard de réclamations personnelles découlant principalement de sa participation à un régime incitatif d'achat d'actions des Bijoutiers diamantaires Peoples Limitée.

George Rossi est consultant et administrateur de sociétés. Il siège au conseil d'administration de plusieurs sociétés ouvertes et fermées, dont Spectra Premium, fabricant de réservoirs d'essence et de pièces de remplacement pour le secteur automobile, Dolan Media, éditeur de journaux juridiques et d'affaires locaux aux États-Unis, OFI, fabricant et distributeur de produits isolants, et Radio Nord Communications, radiodiffuseur québécois, et fait en outre partie du comité d'évaluation des investissements d'Investissements Desjardins. À titre de premier vice-président et chef de la direction financière de Corporation Cinar de novembre 2000 à 2002 et à titre de président par intérim en 2002-2003, M. Rossi a mené à bien le redressement et la restructuration financière de cette société. Avant qu'il n'entre au service de Cinar, la Commission des valeurs mobilières de l'Ontario et certaines autres autorités de réglementation des valeurs mobilières provinciales avaient publié une interdiction d'opérations sur valeurs interdisant toutes les opérations sur les titres de Cinar parce que cette dernière n'avait pas déposé ses états financiers courants. Cette interdiction d'opérations a été levée en février 2004. De 1983 à 2000, M. Rossi a été vice-président et chef des finances de Radiomutuel Inc., société ouverte du secteur des médias. Avant 1983, il a été responsable de la vérification chez Ernst & Young. Titulaire d'un diplôme en commerce de l'Université Concordia, M. Rossi est comptable agréé.

David Scopelliti est directeur général, Expansion de l'entreprise et service à la clientèle de PCG Asset Management. Il compte au-delà de 18 années d'expérience à titre d'investisseur principal sur les marchés des capitaux d'emprunt et du capital de risque privé. Il a récemment été directeur , Capital de risque privé du régime de retraite de l'État du Connecticut et vice-président de l'Institutional Limited Partners Association (ILPA). Avant cela, il était directeur de USBX Advisory Services, où il s'occupait principalement du secteur des valeurs mobilières. Auparavant, il était administrateur délégué chez CIBC World Markets à New York, où il s'occupait du financement mezzanine et du

capital de risque. Auparavant, M. Scopelliti a fondé et dirigé le groupe de banque d'affaires new-yorkais d'ING, où il s'occupait principalement du financement mezzanine et du capital de risque pour des opérations de financement d'acquisitions et de financement de croissance. Il a également travaillé au sein du groupe de financement par emprunt de Heller Financial en tant que gestionnaire de portefeuille. Il a commencé sa carrière au sein d'une équipe de projets spéciaux de la Morgan Guaranty Trust Company. M. Scopelliti est titulaire d'un baccalauréat en administration des affaires spécialisé en finance de l'université Pace, à New York.

Robert E. Reilly est président du conseil et associé fondateur de Reilly Partners Inc., agence de recrutement de cadres. Avant de fonder Reilly Partners Inc. en janvier 2005, M. Reilly a été président et administrateur de DHR International, agence de recrutement de cadres ayant des bureaux à travers les États-Unis ainsi qu'en Europe et en Asie. À ce titre, M. Reilly a réussi à recruter des membres de conseils d'administration, des chefs de la direction, des chefs de l'exploitation, des chefs des finances et des présidents pour le compte de clients de premier plan dans les secteurs des services financiers, de l'assurance, de la banque d'investissement, du capital de risque, de l'immobilier, des soins de santé, des produits de consommation, de l'informatique, de l'hôtellerie, du jeu, de la technologie de l'information et de la publicité à l'échelle nationale. Avant de se joindre à DHR, M. Reilly a occupé le poste de vice-président principal, groupe stratégique de LaSalle Partners (maintenant connue sous le nom de Jones Lang LaSalle). À titre de coordonnateur du développement de nouvelles affaires pour l'ensemble de la société LaSalle, il a joué un rôle de premier plan dans l'implantation des sièges de LaSalle en Europe et sur la côte Ouest, plus précisément à Londres et à Los Angeles. Pendant ses neuf années de service chez LaSalle, M. Reilly a été responsable de la coordination et de la gestion des services de recrutement de l'entreprise. M. Reilly est président du conseil inaugural de la John Cardinal O'Hara Society du Mendoza College Graduate School of Business de l'University of Notre Dame. De plus, il est membre du conseil consultatif du Mendoza College of Business de l'University of Notre Dame et membre du comité de direction du conseil consultatif du Mendoza College of Business. Il est également membre du conseil d'administration de Cardinal Bernadine's Big Shoulders Fund et membre du comité de direction du YMCA du Chicago métropolitain. M. Reilly a fondé les Chicago Knights afin de répondre aux besoins particuliers des personnes les plus démunies de Chicago et est un membre fondateur du conseil de l'AGHDFA. Il fait également partie du comité de parents du collège Middlebury. M. Reilly a obtenu un baccalauréat et une maîtrise en administration des affaires de l'University of Notre Dame. Il est également diplômé du Human Resources Executive Program du Graduate School of Business de Stanford University.

Victor Wells est un fiduciaire de Canada Cartage Diversified Income Fund et préside le comité de vérification. Il a été vice-président, Finances et chef des finances de Chemtrade Logistics Income Fund du premier appel public à l'épargne de celle-ci, en juillet 2001, jusqu'en 2006. De 1998 à 2001, M. Wells a été vice-président, Finances et chef des finances de Tahera Diamond Corporation, société d'extraction de diamants inscrite à la cote de la TSX. M. Wells est membre de Financial Executives International, dont il a été président et administrateur de section. Il est actuellement vice-président du Committee on Corporate Reporting et a été membre du Conseil des normes comptables de 1991 à 1995. M. Wells a reçu le titre de comptable agréé lorsqu'il travaillait chez Ernst & Young, à Toronto, et a été élu *fellow* de l'Institute of Chartered Accountants of British Columbia en 1990 et *fellow* de l'Institut des comptables agréés de l'Ontario en 2006. Il était le chef des finances de Anvil Range Mining Corporation lorsque celle-ci a déposé une requête pour obtenir la protection de la *Loi sur les arrangements avec les créanciers des compagnies* en 1998. Après le dépôt de la requête, M. Wells a été embauché à titre de consultant pour aider le séquestre désigné de cette société.

Kenneth B. Needler, ancien président et chef de l'exploitation de STA Holdings, a commencé sa carrière dans le secteur du transport de passagers en 1972, au service d'une société qui a par la suite été acquise par Laidlaw Inc. M. Needler a été désigné président et chef de l'exploitation de la société en juillet 1999, poste qu'il a occupé jusqu'au 30 juin 2005, après avoir été nommé au conseil d'administration de STA Holdings en 1998. Entre 1972 et 1990, M. Needler a occupé plusieurs postes de direction chez Laidlaw Inc., dont les postes de directeur de division (de 1974 à 1976), de vice-président régional (de 1976 à 1980) et de président de l'exploitation du transport scolaire au Canada (de 1980 à 1984). En 1984, M. Needler a été nommé au conseil d'administration de Laidlaw Inc., où il a fait partie du comité de vérification, puis il a été président du Groupe de transport de passagers de Laidlaw. M. Needler a siégé à divers conseils d'associations de transport dans les secteurs du transport par autocar et par autobus scolaire. Il a également siégé au conseil d'administration de l'hôpital de sa municipalité ainsi qu'au conseil d'administration d'une société d'assurance mutuelle établie en Ontario.

Charles B. Grace est actuellement directeur général de Wynnchurch Capital, Ltd., société de capital de risque privé établie à Lake Forest, en Illinois. Avant d'entrer au service de Wynnchurch Capital, Ltd. en 2000, M. Grace a travaillé pendant plusieurs années dans les domaines des services bancaires d'investissement et de l'investissement de capital au sein de GE Capital Merchant Banking, de Salomon Smith Barney, Inc. et d'A.G. Edwards & Sons, Inc. Il est titulaire d'un baccalauréat de l'Université Duke et d'une maîtrise en administration des affaires de la Graduate School of Business de l'Université de Chigaco.

Denis J. Gallagher, fondateur, président du conseil et chef de la direction de STA Holdings, a acquis plus de 27 ans d'expérience dans le secteur du transport de passagers. Auparavant, M. Gallagher a été président et chef de la direction de Coast Cities, société de transport local. Sous la direction de M. Gallagher, Coast Cities s'est hissée au premier rang des sociétés de transport scolaire du secteur privé du New Jersey. Lors de l'acquisition de Coast Cities par Laidlaw Inc. en 1987, M. Gallagher a été désigné vice-président régional et, par la suite, premier vice-président de l'exploitation du groupe de transport de passagers de Laidlaw, poste qu'il a occupé jusqu'à la fin de 1996. M. Gallagher a joué un rôle clé dans l'expansion de Laidlaw au sein de nouveaux marchés, notamment sur le plan du regroupement et de l'intégration de nombreuses acquisitions et de la privatisation réussie de plusieurs flottes importantes dans la région du Sud-Est. M. Gallagher a obtenu un baccalauréat ès sciences avec spécialisation en administration des affaires de l'Université Monmouth. Il a été membre du conseil de fiducie de cette université, qui lui a aussi décerné un *Distinguished Alumni Award*. Il est engagé dans bon nombre d'activités sectorielles et communautaires. Il siège actuellement au conseil d'administration de Canada Cartage Diversified Fund, société spécialisée dans le transport par camion et la logistique cotée à la TSX.

David A. White, président et chef de la direction de la société, compte plus de 25 ans d'expérience en affaires, ayant occupé divers postes de direction. Avant d'entrer au service de la société, M. White a été président d'Alcan Pharmaceutical Packaging, Americas de 2004 à 2005 et président du conseil et chef de la direction de Roam IT Inc. (fabricant de logiciels produisant des dossiers électroniques sur les soins aux patients et destinés au marché des services mobiles de soins de santé) de 2000 à 2004, dont il est encore président du conseil. De 1997 à 2000, M. White a agi en qualité de commandité de Harlingwood Equity Partners, de 1997 à 2000 (dans le domaine des regroupements dans le secteur). De 1990 à 1997, il a occupé de nombreux postes au sein de Laidlaw Inc., dont celui de président de MedTrans (société nord-américaine de services ambulanciers de Laidlaw), celui de vice-président régional des services de transport de Laidlaw dans l'Ouest canadien et celui de vice-président des finances des services de transport scolaire de Laidlaw. Avant 1990, il a été vice-président et trésorier de Lawson Mardon Group (société d'emballage mondiale). Titulaire d'une maîtrise en administration des affaires de l'Université de Toronto et d'un baccalauréat en économie de l'Université Western Ontario, M. White est également comptable agréé.

Patrick J. Walker, chef des finances de la société, possède 20 ans d'expérience en gestion financière. M. Walker a commencé sa carrière en qualité de comptable chez Tait, Weller and Baker, à Philadelphie, puis chez McGladrey & Pullen, à New York. Entre 1989 et 1992, M. Walker a travaillé au sein du conglomérat mondial de produits alimentaires TLC Beatrice International Holdings, Inc., à titre de directeur de la comptabilité et des rapports financiers. En 1992, M. Walker a joint les rangs de Six Flags Entertainment Corporation, le plus grand exploitant régional de parcs thématiques des États-Unis, comme contrôleur, avant d'être promu vice-président, Finances en 1998. De 1999 à 2001, M. Walker a été chef des finances de deux sociétés de portefeuille d'Indigo Capital, société de capital de risque privé. Avant d'entrer au service de la société, M. Walker a été consultant auprès du chef des finances de H.J. Heinz Company, société de produits alimentaires ayant un chiffre d'affaires de 9,4 milliards de dollars. M. Walker est chef des finances de la société depuis novembre 2002. Il est diplômé de l'École Wharton de l'Université de Pennsylvanie et il est membre de l'American Institute of Certified Public Accountants, du Pennsylvania Institute of Certified Public Accountants et de l'Institute of Management Accountants.

Christopher J. Harwood, vice-président, Finances et Administration, possède 17 ans d'expérience dans le secteur du transport de passagers. M. Harwood a auparavant été contrôleur au sein d'American Medical Response et de Healthcare Innovations. De 1989 à 1997, M. Harwood a été au service du Groupe de transport de passagers Laidlaw et de sa filiale American Medical Response. Il a occupé divers postes chez Laidlaw, notamment ceux d'analyste des acquisitions (de 1989 à 1990), de directeur de l'analyse et de la planification financières (de 1990 à 1992) et de directeur des acquisitions (de 1992 à 1995). M. Harwood est entré au service de la société à titre de vice-président, Acquisitions, et il a été désigné vice-président, Finances en novembre 1999. M. Harwood est membre de l'Institut des

comptables agréés de l'Ontario et il est titulaire d'un baccalauréat spécialisé en administration des affaires de l'Université de Western Ontario (Canada).

Comité de la rémunération, des candidatures et de la gouvernance

Le comité de la rémunération, des candidatures et de la gouvernance (le « comité de la rémunération, des candidatures et de la gouvernance ») de la société, actuellement composé de MM. Irving Gerstein (président), Kenneth Needler, Robert Reilly, John Crow et Charles Grace, doit être composé d'au moins trois administrateurs dont la majorité doivent être indépendants de STA et de la société. Le comité de la rémunération, des candidatures et de la gouvernance est chargé de ce qui suit : (i) établir des procédures permettant de repérer des candidats aux postes d'administrateur de la société, (ii) recommander au conseil d'administration de la société des candidats en vue de leur élection au conseil à l'assemblée annuelle des actionnaires qui suit ainsi que des candidats pour chaque comité du conseil, (iii) évaluer les administrateurs de la société de manière continue, (iv) évaluer l'efficacité du conseil d'administration de la société dans son ensemble et de ses comités ainsi que l'apport de chaque administrateur, (v) élaborer et mettre en place des procédures d'orientation pour les nouveaux administrateurs, (vi) superviser les programmes de rémunération de la société dans leur ensemble, y compris les avantages de retraite, et fournir des conseils à leur sujet, (vii) élaborer et superviser l'approche de la société vis-à-vis des questions de gouvernance qui s'appliquent à celle-ci ainsi qu'aux établissements et aux gens qui font partie de son groupe de sociétés en propriété exclusive.

Régime incitatif à long terme

Au moment du placement de titres IPS, les membres de la haute direction de STA et de STA Holdings pouvaient participer au régime incitatif à long terme de la société (le « RILT »). L'objectif du RILT était de fournir aux participants admissibles un complément de rémunération afin de permettre à la société de recruter du personnel clé, de le maintenir à son service et de le motiver, ainsi que de récompenser les administrateurs, les membres de la direction et de la haute direction en établissant un lien direct entre une partie importante de leur rémunération incitative et l'atteinte des objectifs stratégiques, financiers et opérationnels qui sont essentiels au maintien de sa croissance et de sa rentabilité.

Pendant l'exercice 2006, les services de deux consultants externes spécialisés en rémunération ont été retenus pour aider le comité de la rémunération, des candidatures et de la gouvernance à établir la rémunération des membres de la direction de la société. Ces deux consultants étaient Watson Wyatt & Company et Sonnenschein Nath & Rosenthal LLP. Le mandat de ces consultants consistait notamment à faire ce qui suit : (i) évaluer le RILT proposé dans le cadre du premier appel public à l'épargne de l'émetteur afin de déterminer si ses caractéristiques permettaient d'harmoniser suffisamment les intérêts des membres de la direction et des employés clés avec ceux de l'émetteur et de ses actionnaires et d'aider de façon adéquate à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis et à les maintenir en poste; (ii) si le RILT proposé dont il est question au point (i) se révélait inadéquat, faire des recommandations en vue de sa reformulation.

Après un examen complet, les consultants spécialisés en rémunération ont conclu que le RILT proposé ne constituerait pas une mesure incitative adéquate pour les membres de la haute direction de la société pour plusieurs raisons. Entre autres, il ne favorisait pas la participation financière des membres de la direction et des employés clés dans la société, n'aidait pas de façon satisfaisante la société à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis ni à les maintenir en fonction pendant un certain nombre d'années et ne faisait pas correspondre les intérêts des membres de la direction et des employés clés de la société avec ceux de l'émetteur aussi efficacement que l'aurait fait un régime à base de titres de participation. En outre, le RILT comportait diverses mesures inefficientes sur le plan fiscal du fait que bon nombre de membres de la haute direction de la société étaient des résidents des États-Unis.

En se fondant sur son examen de la structure de rémunération de l'émetteur et sur les recommandations des consultants spécialisés en rémunération et du comité de la rémunération, des candidatures et de la gouvernance de STA Holdings, le conseil d'administration de STA Holdings a adopté, le 10 novembre 2005, un régime incitatif à base de titres de participation. Les actionnaires ont approuvé ce régime à l'assemblée annuelle et extraordinaire de 2006.

Régime incitatif à base de titres de participation

Le régime incitatif à base de titres de participation vise à faire ce qui suit : a) faire correspondre les intérêts de certains employés et membres de la direction de STA Holdings et des membres du même groupe que celle-ci (les « participants ») avec ceux des porteurs de titres IPS, b) maximiser la rentabilité et la croissance de STA Holdings et des membres du même groupe que celle-ci au moyen de mesures incitatives qui sont compatibles avec les objectifs de la société, c) inciter les participants à fournir un excellent rendement individuel et d) promouvoir le travail d'équipe au sein des employés, des membres de la direction et des consultants de la société.

Le texte qui suit résume le régime incitatif à base de titres de participation et est présenté sous réserve entière du libellé exact de ce régime; les actionnaires peuvent obtenir une copie du régime incitatif à base de titres de participation sur demande adressée au secrétaire de l'émetteur.

Aux termes du régime incitatif à base de titres de participation, le conseil d'administration de STA Holdings peut à tout moment et à l'occasion attribuer à des employés des actions de catégorie B-2 de STA Holdings (les « actions RITP »), selon la recommandation faite par le chef de la direction de la société et l'approbation donnée par le comité de la rémunération, des candidatures et de la gouvernance. Les actions ainsi attribuées peuvent être perdues et sont incessibles si le participant ne satisfait pas à certaines conditions prévues dans la convention d'attribution applicable (y compris en matière de non-concurrence). L'attribution d'actions RITP est attestée au moyen d'une convention d'attribution qui précise, entre autres, le nombre d'actions attribuées et d'autres dispositions déterminées par le comité de la rémunération, des candidatures et de la gouvernance, y compris la contrepartie, le cas échéant, que le participant doit verser pour acquérir les actions.

Les modalités des actions RITP attribuées peuvent être modifiées dans certaines circonstances, comme il est indiqué dans le régime, à l'appréciation du conseil et du comité, y compris dans les circonstances prévues par les contrats d'emploi passés avec des membres de la direction ou des employés clés de la société.

Le conseil d'administration de STA Holdings peut, à tout moment et à l'occasion, modifier ou suspendre la totalité ou une partie du régime incitatif à base de titres de participation, ou y mettre fin, sauf que toute modification du régime doit être soumise à l'approbation des actionnaires de l'émetteur si cette approbation est exigée par une loi ou un règlement fédéral ou étatique, ou par les règles d'une bourse de valeurs à la cote de laquelle les actions sont inscrites ou d'un système de cotation automatisé où la cote des actions est affichée au moment en cause; toutefois, le conseil d'administration de STA Holdings ne peut le modifier ou y mettre fin si cela avait une incidence défavorable, à quelque égard important, sur une action attribuée antérieurement aux termes du régime, sans le consentement écrit du bénéficiaire de cette action.

Aux termes du régime incitatif à base de titres de participation, les participants sont tenus de rembourser à la société la retenue d'impôt exigible à l'égard des actions RITP attribuées, établie selon la valeur de ces actions. Les participants peuvent satisfaire à cette exigence : (i) en remettant une somme en espèces ou un chèque personnel négociable, ou en effectuant un transfert électronique de fonds d'une valeur égale à la somme devant être retenue; (ii) en remettant des actions RITP d'une valeur égale à la somme devant être retenue ou (iii) en demandant à la société de retenir sur le nombre d'actions RITP qui seraient autrement remises dans le cadre d'une attribution le nombre d'actions RITP dont la valeur est égale à la somme devant être retenue.

Pour que STA Holdings ait davantage de latitude dans l'élaboration de la structure de ses politiques en matière de rémunération, le régime incitatif à base de titres de participation prévoit que des titres de STA Holdings autres que des actions RITP peuvent être émis aux participants, notamment des options, des droits à la plus-value d'actions, des droits à la valeur d'actions liés au rendement, des actions attribuées en fonction du rendement, des actions à dividende différé, des équivalents de dividendes et d'autres attributions à base d'actions (qui, avec les actions RITP, sont collectivement désignés les « récompenses »). Cependant, le conseil d'administration n'a pas pour le moment l'intention d'attribuer, aux termes du régime incitatif à base de titres de participation, d'autres récompenses que des actions RITP.

Le régime incitatif à base de titres de participation prévoit qu'un nombre maximal de 717 747 actions (représentant 3,2 % des actions ordinaires actuellement émises de STA Holdings) peuvent être réservées aux fins d'émission pour

les besoins de l'attribution de récompenses, notamment pour les besoins de l'attribution d'actions RITP; toutefois, si des actions visées par une récompense attribuée aux termes du régime incitatif à base de titres de participation sont perdues ou que la récompense est autrement annulée sans qu'il n'y ait eu remise des actions sous-jacentes, les actions visées par cette récompense, dans la mesure de cette perte ou de cette annulation, peuvent être réservées aux fins des attributions futures aux termes du régime incitatif à base de titres de participation.

Le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings a approuvé des attributions totalisant 133 549 actions RITP durant l'exercice 2006 et 290 073 actions RITP depuis le début de l'exercice 2007 jusqu'à la date des présentes, pour un total de 423 622 actions RITP (représentant 1,9 % des actions ordinaires émises de STA Holdings) à un groupe de 18 participants. Relativement à ces attributions, 77 925 actions RITP au total ont été retenues, à la demande des participants, aux fins du règlement des retenues d'impôt sur ces attributions. Par conséquent, 345 697 actions RITP se rapportant à ces attributions étaient en circulation au 31 août 2006 (ce qui représente 1,6 % des actions ordinaires émises de STA Holdings). D'autres attributions totalisant 289 140 actions RITP (représentant 1,3 % des actions ordinaires émises de STA Holdings) devraient être effectuées au cours des exercices 2008 et 2009.

Couverture d'assurance pour STA et les entités apparentées et indemnisation

STA a souscrit une police d'assurance couvrant les administrateurs et les membres de la direction de STA ainsi que les administrateurs et les membres de la direction de ses filiales. La limite de responsabilité globale applicable aux administrateurs et aux membres de la direction assurés aux termes de la police est de 20 millions de dollars. Aux termes de cette police, chaque entité a droit au remboursement de l'indemnisation qu'elle verse aux administrateurs et aux membres de la direction. La police contient une clause de couverture des réclamations en matière de valeurs mobilières couvrant toute obligation juridique de paiement au titre de telles réclamations contre STA et ses filiales. La limite de responsabilité globale est répartie entre STA et ses filiales ainsi que leurs administrateurs et membres de la direction respectifs, de façon à ce que la limite de responsabilité ne soit pas exclusive à l'une ou l'autre des entités ou à leurs administrateurs ou membres de la direction respectifs.

Les règlements administratifs de STA, de STA Holdings et de STA ULC prévoient l'indemnisation de leurs administrateurs et membres de la direction respectifs contre les responsabilités et les frais découlant de toute action ou poursuite intentée contre eux dans l'exercice de leurs fonctions, y compris pendant les périodes précédant la clôture du placement de titres IPS, sous réserve de certaines restrictions.

COMITÉ DE VÉRIFICATION ET HONORAIRES DES VÉRIFICATEURS

L'émetteur a mis sur pied un comité de vérification composé de trois administrateurs, à savoir : MM. George Rossi (président du comité), Irving Gerstein et David Scopelliti. M. Victor Wells a été nommé au comité le 21 septembre 2006. Chacun des membres est indépendant de l'émetteur et de STA Holdings et tous ont des compétences financières au sens du *Règlement 52-110 sur le comité de vérification*. Le comité de vérification est chargé de surveiller et de superviser les pratiques et procédures de STA en matière de comptabilité et d'information financière, de contrôler le caractère adéquat des procédures et des contrôles comptables internes et de passer en revue la qualité et l'intégrité des états financiers de STA. Les vérificateurs indépendants de STA relèvent directement du comité de vérification. En outre, le comité de vérification est chargé de passer en revue et d'approuver l'examen des vérificateurs et de recommander au conseil d'administration le choix des vérificateurs indépendants de STA. La charte du comité de vérification figure à l'annexe A des présentes.

Formation et expérience pertinentes des membres du comité de vérification

Le texte qui suit est un résumé de la formation et de l'expérience de chacun des membres du comité de vérification qui leur sont utiles dans l'exercice de leurs responsabilités à titre de membres du comité de vérification, y compris la formation et l'expérience qui leur permettent de comprendre les principes comptables que STA utilise pour dresser ses états financiers annuels et intermédiaires.

Membres du comité de vérification	Formation et expérience pertinentes
George Rossi (président du comité)	M. Rossi, qui est membre de l'Institut des comptables agréés, compte vingt années d'expérience à titre de chef des finances, poste qu'il a occupé de 1983 à 2002 au sein de deux sociétés. Avant 1983, M. Rossi a été responsable de la vérification chez Ernst and Young. Depuis son départ à la retraite, il a continué de mettre à profit son expérience en tant qu'administrateur auprès de plusieurs autres conseils d'administration, comme le précise plus en détail la rubrique « STA Holdings – Biographies » ci-dessus. Sa fonction d'ancien chef des finances ainsi que celle d'administrateur de plusieurs conseils d'administration lui ont permis d'acquérir une compréhension des principes comptables, des contrôles internes et des procédures de communication de l'information financière suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.
Irving Gerstein	M. Gerstein est membre des comités de vérification d'Atlantic Power Corporation, de Medical Facilities Corporation et d'Economic Investment Trust Ltd. Ces fonctions, combinées à sa formation en économie et à son expérience antérieure en tant qu'administrateur auprès de plusieurs émetteurs cotés en bourse (comme le précise plus en détail la rubrique « STA Holdings – Biographies » ci-dessus) lui ont permis d'acquérir une compréhension des principes comptables suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.
David Scopellitti	M. Scopelliti est directeur général, Expansion de l'entreprise et service à la clientèle de PCG Asset Management. Il compte plus de 18 années d'expérience à titre d'investisseur principal sur les marchés des capitaux d'emprunt et du capital de risque privé, et détient des permis d'exercice séries 7, 63 et 24 de la NASD. Il a récemment été directeur du capital de risque privé du régime de retraite de l'État du Connecticut. Avant cela, M. Scopellitti était administrateur délégué au sein de CIBC World Markets et dirigeait la division de banque d'affaires du groupe ING. Grâce à son expérience de travail sur les marchés du capital de risque privé et dans le secteur des valeurs mobilières, il a pu acquérir une compréhension des principes comptables et des procédures de communication de l'information financière suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.
Victor Wells	M. Wells est membre de l'Institut des comptables agréés de l'Ontario et de l'Institute of Chartered Accountants of British Columbia, dont il a été élu *fellow*, respectivement, en 2006 et en 1990. Au cours des 20 dernières années, il a occupé des postes de cadre de plus en plus exigeants au sein de directions financières. Il a été vice-président, Finances et chef des finances de Chemtrade Logistics Income Fund du premier appel public à l'épargne de celle-ci, en juillet 2001, jusqu'en 2006. De 1998 à 2001, M. Wells a été vice-président, Finances et chef des finances de Tahera Diamond Corporation, société d'extraction de diamants inscrite à la cote de la TSX. Il est actuellement fiduciaire de Canada Cartage Diversified Income Fund, dont il préside le comité de vérification. Cette expérience a permis à M. Wells d'acquérir une compréhension des principes comptables et des procédures de contrôle interne et de communication de l'information financière suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.

Services non liés à la vérification

Le comité de vérification de l'émetteur a adopté certaines politiques et procédures pour l'attribution des contrats relatifs à tous les services des vérificateurs externes, y compris les services non liés à la vérification. En particulier, le comité est tenu d'examiner au moins annuellement les services non liés à la vérification rendus par les vérificateurs indépendants de l'émetteur en vue de s'assurer que la prestation de ces services ne compromet pas l'indépendance des vérificateurs indépendants et d'approuver au préalable tous les services non liés à la vérification que les vérificateurs indépendants de l'émetteur ou ceux de ses filiales doivent rendre à l'émetteur ou à ses filiales; toutefois, pour s'acquitter de cette obligation, le comité peut déléguer à un ou à plusieurs de ses membres indépendants le pouvoir d'approuver au préalable les services non liés à la vérification. L'approbation préalable de services non liés à la vérification par un membre auquel le comité a consenti cette délégation doit être présentée à l'ensemble du comité à sa première réunion régulière qui suit l'approbation.

Le comité satisfait à l'obligation d'approbation préalable dans les conditions suivantes : a) le montant total de tous les services non liés à la vérification qui n'ont pas été approuvés au préalable ne devrait raisonnablement pas représenter plus de 5 % du montant total des honoraires versés par l'émetteur et ses filiales à ses vérificateurs indépendants au cours de l'exercice pendant lequel les services sont rendus; b) l'émetteur ou la filiale de l'émetteur n'a pas reconnu les services comme des services non liés à la vérification au moment du contrat et c) les services sont portés sans délai à l'attention du comité et approuvés, avant l'achèvement de la vérification, par le comité ou par un ou plusieurs de ses membres auxquels le comité a délégué le pouvoir d'accorder ces approbations.

Honoraires des vérificateurs externes

Le tableau ci-dessous présente de plus amples renseignements sur les services que les vérificateurs externes de l'émetteur ont fournis au cours des exercices terminés les 30 juin 2005 et 2006.

Catégorie de service	**Exercice 2006**	**Exercice 2005**
Vérification	555 400 $	254 000 $
Services liés à la vérification	0 $	0 $
Services fiscaux	0 $	0 $
Autres services	0 $	0 $

Surveillance exercée par le comité de vérification

À aucun moment depuis le début du dernier exercice de l'émetteur, une recommandation du comité de vérification sur la nomination ou la rémunération d'un vérificateur externe n'a pas été adoptée par le conseil d'administration.

FACTEURS DE RISQUE

Le texte qui suit présente les risques généraux et les risques particuliers qui pourraient avoir une incidence sur nos résultats financiers. Les risques décrits ci-dessous ne sont pas les seuls auxquels doivent faire face l'émetteur et la société. D'autres risques et incertitudes qui ne sont pas encore connus ou qui sont actuellement jugés sans importance pourraient également avoir un effet défavorable important sur l'émetteur et sur nos activités commerciales. La matérialisation de l'un ou l'autre de ces risques pourrait avoir un effet défavorable important sur les activités, la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur et, dans ce cas, le cours des titres IPS ainsi que des actions ordinaires et des billets subordonnés sous-jacents baisserait.

Risques liés à nos activités

Nous n'avons aucun contrôle sur certains frais d'exploitation.

Le prix du carburant, les primes d'assurance et les coûts d'entretien sont des frais d'exploitation sur lesquels nous exerçons peu ou pas de contrôle. Bien que certains contrats conclus avec nos clients prévoient des hausses de prix automatiques ou d'autres formes de protection contre les augmentations du prix du carburant ou des primes

d'assurance, des augmentations importantes du prix du carburant, des primes d'assurance ou des coûts d'entretien pourraient avoir une incidence sur nos coûts et sur le caractère abordable de nos services pour nos clients. Par ailleurs, compte tenu de la disponibilité de chauffeurs qualifiés et de la concurrence à laquelle nous faisons face dans leur recrutement, nous pourrions n'avoir que peu de contrôle sur les salaires que nous leur versons. La difficulté à attirer et conserver des chauffeurs qualifiés pourrait avoir une incidence sur nos coûts et, à la limite, entraîner la perte de contrats si nous n'étions pas en mesure de fournir les services prévus. Par conséquent, une hausse importante de nos frais d'exploitation ou l'incapacité d'attirer et de conserver des chauffeurs qualifiés pourrait avoir un effet défavorable important sur nous-mêmes, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Nous avons d'importants besoins en matière de dépenses en immobilisations.

Afin de maintenir notre flotte d'autobus scolaires, nous devons effectuer des dépenses en immobilisations importantes. Rien ne garantit que les flux de trésorerie provenant de l'exploitation nous permettront d'acquérir un nombre suffisant de nouveaux autobus ou d'effectuer les dépenses en immobilisations nécessaires afin de soutenir une expansion de notre service. Si nous devons obtenir du financement supplémentaire, rien ne garantit que nous pourrons le faire selon des modalités que nous jugeons acceptables. L'incapacité d'obtenir le financement nécessaire pour acquérir des autobus scolaires supplémentaires ou pour effectuer des améliorations nécessaires aux immobilisations pourrait retarder ou empêcher la mise en œuvre de notre stratégie d'affaires et aurait un effet défavorable important sur nous.

Nos activités sont tributaires de certains employés clés.

Nous sommes d'avis que notre succès repose, en partie, sur certains cadres supérieurs et membres de la direction régionaux. Rien ne garantit que nous serions en mesure de trouver des cadres compétents pour remplacer ceux qui forment notre équipe de haute direction après leur départ. Le départ d'un ou de plusieurs membres de la haute direction pourrait avoir un effet défavorable important sur nos activités, nos résultats d'exploitation et notre capacité de déployer efficacement notre stratégie d'affaires. Nous n'avons aucune assurance collaborateurs pour nos employés.

Un plus grand nombre de nos employés pourraient se syndiquer.

Bien que, sur un total de 4 500 employés répartis dans 68 emplacements, environ 224 employés répartis dans 6 emplacements sont assujettis à des conventions collectives, rien ne garantit que le nombre d'employés syndiqués n'augmentera pas à l'avenir. Une hausse importante du nombre de nos employés syndiqués pourrait entraîner une augmentation de nos coûts de main-d'œuvre et avoir un effet défavorable important sur nous-mêmes, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Notre stratégie d'acquisition est exposée à bon nombre de risques.

Conformément à notre stratégie d'affaires, nous avons pris de l'essor par voie d'acquisitions et il est probable que nous acquérons d'autres entreprises à l'avenir. L'acquisition et le développement d'entreprises existantes dépendront de notre capacité de repérer, d'acquérir et de développer des candidats adéquats en vue d'acquisitions potentielles tant dans de nouveaux marchés que dans nos marchés actuels. Même si nous apportons beaucoup de soin à la sélection des entreprises que nous acquérons et que les vendeurs de ces entreprises signent toujours des conventions d'indemnisation en notre faveur relativement à leurs obligations antérieures à la clôture, il n'en demeure pas moins que les acquisitions comportent un certain nombre de risques; nous pourrions, notamment : à titre de nouveaux propriétaires, être légalement et financièrement responsables des obligations des propriétaires précédents si les conventions d'indemnisation sont inapplicables ou si le propriétaire précédent n'a que des actifs limités; payer un prix plus élevé que la valeur de l'entreprise acquise ou de ses actifs; engager des frais additionnels dans la réalisation d'une acquisition et l'amortissement des actifs incorporels acquis; avoir de la difficulté à intégrer les activités et le personnel de l'entreprise acquise; faire face au défi d'assurer l'uniformité en matière de normes, de contrôle, de procédures et de directives dans l'ensemble de l'entreprise acquise; être incapables d'intégrer, de former, de conserver et de motiver le personnel clé de l'entreprise acquise; être confrontés à une perturbation de nos activités courantes et à la monopolisation de l'attention de la direction; être incapables d'intégrer les entreprises acquises efficacement au sein de nos activités. Ces risques, s'ils se concrétisent, pourraient avoir un effet défavorable important sur nous-mêmes, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

De plus, il se pourrait que nous ne soyons pas en mesure de maintenir le même degré d'efficacité d'exploitation qu'une société acquise réalisait ou aurait pu réaliser de façon indépendante. La réussite de l'intégration des activités de chaque société acquise est tributaire de notre capacité de gérer ces activités et de supprimer les coûts excessifs et excédentaires. Les difficultés associées à l'intégration des activités pourraient nous empêcher de réaliser des économies et d'obtenir les autres avantages que nous espérions de ces acquisitions. Les difficultés survenant au cours de ce processus pourraient perturber nos activités courantes, monopoliser l'attention des membres de la direction, entraîner la perte de personnel clé, augmenter nos frais et avoir d'une autre manière un effet défavorable important sur nos activités, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Notre capacité à atteindre nos objectifs d'affaires dépend d'un grand nombre de facteurs, qui sont en grande partie indépendants de notre volonté.

Certains des facteurs qui pourraient nuire à notre capacité d'atteindre nos objectifs d'affaires sont décrits ci-dessous :

- malgré notre taux élevé de renouvellement de contrats, nous pourrions être incapables de renouveler certains contrats ou d'obtenir une hausse, même minime, au moment de leur renouvellement, ce qui réduirait notre rentabilité. La décision de renouveler un contrat ne dépend pas uniquement de nous et certains facteurs liés à ce processus sont indépendants de notre volonté. Par conséquent, rien ne garantit que l'un ou l'autre de nos contrats actuels ou futurs sera prolongé ou, s'il l'est, que le niveau de rémunération sera acceptable pour nous. De plus, rien ne garantit que les arrondissements scolaires qui font actuellement appel à nos services ne tenteront pas de combler leur besoin de transport par d'autres moyens à l'avenir;
- il se pourrait que nous soyons incapables de trouver des entreprises convenant à une acquisition, ou de réaliser avec succès des acquisitions de façon rentable ou d'intégrer efficacement les entreprises acquises;
- il se pourrait que nous soyons incapables de repérer des occasions de conversion ou de remporter des contrats dans le cadre de soumissions de façon rentable.

Une forte concurrence dans le secteur du transport scolaire et un accroissement des regroupements au sein du secteur pourraient avoir un effet défavorable sur nous.

Le secteur du transport scolaire est hautement concurrentiel et nous prévoyons que la vive concurrence perdurera, tant pour l'obtention de contrats par voie de soumission, que pour les acquisitions potentielles. Cette concurrence pourrait entraîner une baisse de la rentabilité des contrats et augmenter le coût des acquisitions. Les contrats sont généralement octroyés au terme de soumissions publiques, et le prix constitue le critère principal de l'octroi d'un contrat. Nous avons un grand nombre de concurrents dans le secteur du transport scolaire, notamment des entreprises de transport qui disposent de ressources et d'installations beaucoup plus importantes que les nôtres. Rien ne garantit que nous serons en mesure de trouver, d'acquérir ou de gérer de manière rentable des contrats supplémentaires. De plus, rien ne garantit que les contrats de transport scolaire ou les entreprises acquises atteindront les niveaux de rentabilité prévus. Bien que, par le passé, nous ayons été concurrentiels sur le marché pour l'obtention de contrats et l'acquisition d'autres sociétés, rien ne garantit que nous le demeureront à l'avenir.

Plus particulièrement, le secteur du transport scolaire connaît un fort mouvement de regroupement, qui a intensifié la concurrence pour l'obtention de contrats et les acquisitions. Il nous arrive parfois de faire des demandes de renseignements non sollicitées en vue d'acquisitions possibles. Les faits et circonstances de chaque cas déterminent si des pourparlers ou, à la limite, une acquisition s'ensuivront. L'incapacité de faire face à la concurrence de façon efficace pourrait avoir un effet défavorable important sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

La hausse des primes d'assurance pourrait avoir un effet défavorable sur nous.

Le coût de notre couverture d'assurance de la responsabilité civile automobile, contre les dommages corporels aux tiers transportés, contre les dommages matériels et contre les accidents du travail est important. Nous pourrions

subir une augmentation de nos primes d'assurance en raison de nos résultats techniques ou en raison de hausses généralisées des primes imposées par certaines sociétés d'assurance sans rapport avec nos résultats techniques. À titre d'exploitant d'autobus scolaires, nous pourrions faire l'objet de réclamations pour dommages corporels ou décès et pour dommages matériels subis lors d'accidents. En général, nos polices d'assurance doivent être renouvelées chaque année. Notre capacité de continuer à obtenir une couverture d'assurance moyennant des primes abordables dépend de notre capacité de continuer à exercer nos activités en maintenant un dossier de sécurité acceptable. Une augmentation importante du nombre de réclamations présentées contre nous, la présentation d'une ou de plusieurs réclamations supérieures aux limites de notre police ou l'incapacité d'obtenir une couverture d'assurance adéquate à des taux acceptables pourraient avoir un effet défavorable important sur nous. De plus, l'applicabilité de la législation en matière de prescription concernant les dommages corporels subis par des mineurs est en général suspendue jusqu'à l'âge de la majorité. Par conséquent, il est possible que des accidents ayant causé des blessures à des mineurs à bord d'autobus scolaires ne donnent lieu à des poursuites que de nombreuses années plus tard, ce qui pourrait également avoir un effet défavorable important sur nous.

Les lois et règlements gouvernementaux actuels et futurs pourraient avoir un effet défavorable sur nous.

Nous sommes tenus de nous conformer aux lois et règlements concernant notamment la sécurité, l'aptitude des chauffeurs, l'assurance et les heures supplémentaires, promulgués par divers organismes de réglementation fédéraux et étatiques dont, entre autres, les agences de réglementation des véhicules motorisés de divers États, les ministères de l'éducation de divers États, la Federal Highway and Safety Administration, la National Highway Traffic Safety Administration et l'Occupational Safety and Health Administration. Par ailleurs, nous sommes dans l'obligation de nous conformer à certaines lois, telles que la loi des États-Unis intitulée *Americans with Disabilities Act*. Nous avons engagé et continuerons à engager des frais en vue de nous conformer à ces exigences juridiques, et ces frais pourraient augmenter à l'avenir. Un grand nombre de ces exigences juridiques prévoient des amendes importantes, des ordonnances, notamment dans le but de faire cesser les activités, et des sanctions pénales en cas d'infraction. Nous estimons nous conformer pour l'essentiel aux lois et règlements applicables en matière de sécurité, mais il est difficile de prévoir l'évolution de ces lois et règlements ou leur incidence sur nos activités ou nos résultats d'exploitation. Nous prévoyons que les normes adoptées aux termes de ces types de lois et règlements seront de plus en plus strictes et que le respect de ces lois et règlements accroîtra nos dépenses en immobilisations et d'autres types. De plus, nous ne pouvons prévoir si des lois ou règlements nouveaux seront adoptés et, le cas échéant, rien ne garantit que l'application de ces lois ou règlements et les frais supplémentaires devant être engagés pour nous conformer à ces lois n'auront pas un effet défavorable important sur nous. En outre, la reddition d'une ordonnance ou le prononcé d'un jugement important contre nous, la perte d'un permis ou d'une licence d'importance ou l'imposition d'une amende importante ou toute autre obligation supérieure à nos réserves ou qui n'est pas couverte par celles-ci ou par notre assurance pourraient avoir un effet défavorable sur nos activités, notre situation financière et nos résultats d'exploitation.

Il se pourrait que notre assurance ne couvre pas certaines pertes.

Nous pourrions être assujettis à certaines obligations relatives à des réclamations à l'égard desquelles une assurance ne peut généralement être obtenue, des risques que nous ne pouvons ou que nous choisissons de ne pas assurer en raison du coût élevé des primes ou pour d'autres raisons, ou pour un nombre d'incidents supérieur à la limite de couverture prévue par nos polices. Par exemple, nous n'avons pas d'assurance contre des réclamations liées à la rupture de contrat. L'obligation de verser des sommes à l'égard de responsabilités pour lesquelles nous ne sommes pas assurés, une obligation relative à une réclamation qui excède la limite de notre couverture prévue par nos polices d'assurance ou une multiplicité de réclamations autrement assurées pour des montants se situant dans les limites des franchises de nos polices d'assurance pourraient avoir un effet défavorable important sur nous, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Les exigences en matière d'environnement pourraient avoir un effet défavorable sur nous.

Nos installations et nos activités sont assujetties à un vaste ensemble constamment en évolution de lois et de règlements fédéraux, étatiques et locaux en matière d'environnement, de santé et sécurité au travail, notamment des lois et règlements régissant les émissions atmosphériques, l'évacuation des eaux usées, l'entreposage et la manutention de substances chimiques et dangereuses et la dépollution du sol et des eaux souterraines contaminés. Des frais additionnels, en sus de ceux déjà prévus dans le budget d'immobilisations ou d'exploitation, pourraient être engagés en

vue de nous conformer aux nouvelles lois et aux nouveaux règlements en matière d'environnement, aux nouvelles interprétations des lois et règlements actuels ou à une application plus rigoureuse de ces lois et règlements, et la plupart de ces frais pourraient difficilement être transmis aux clients. Il est impossible de prévoir l'importance de ces nouvelles dépenses. De plus, nous sommes responsables des frais d'enquête et des mesures correctives en cas de contamination de l'environnement (y compris la contamination causée par d'autres parties) dans les immeubles dont nous sommes propriétaires ou exploitants et dans d'autres propriétés où nous-mêmes ou nos prédécesseurs avons effectué ou organisé l'élimination de substances dangereuses. Même si nous sommes d'avis que ces responsabilités ou obligations de conformité en matière d'environnement ou de décontamination n'auront pas un effet défavorable important sur nos activités, rien ne garantit que ces responsabilités ou obligations de conformité ou de décontamination n'augmenteront pas dans l'avenir ni qu'elles n'auront pas d'effet défavorable important sur nous.

Le secteur du transport scolaire est fortement saisonnier.

Les activités du secteur du transport scolaire font l'objet de variations saisonnières. Plus particulièrement, étant donné que les clients versent souvent le montant annuel exigible en vertu d'un contrat en 10 versements se terminant en juin, il en résulte une baisse marquée des produits en juillet et août. Par conséquent, les exploitants d'autobus scolaires, y compris nous-mêmes, connaissent toujours une baisse importante de leur bénéfice d'exploitation au cours de ces mois. En raison du ralentissement généralisé de l'économie, un grand nombre d'arrondissements scolaires ont pratiqué, au cours des dernières années, des compressions importantes dans leur programme, dont les camps d'été et les programmes de transport nolisé. Nos résultats d'exploitation trimestriels fluctuent également en raison de divers facteurs, notamment la variation du nombre de jours de classe dans chaque trimestre (qui est fonction de la date de la première et dernière journées de l'année scolaire, des congés, du mois de la semaine de relâche et des conditions météorologiques qui peuvent entraîner la fermeture d'écoles). Par conséquent, les résultats périodiques ne sont pas nécessairement indicatifs des résultats globaux de l'exercice et les résultats trimestriels peuvent varier de façon considérable, à la fois dans le même exercice et d'un exercice à l'autre.

Il se pourrait que nous ne puissions maintenir les lettres de crédit ou les garanties de bonne fin requises par nos contrats de transport.

Nos contrats de transport par autobus scolaire prévoient généralement une garantie de bonne fin sous l'une ou l'autre des formes suivantes : des cautionnements de bonne fin, des lettres de crédit et des retenues de garantie. Les contrats exigent également le maintien d'une couverture d'assurance minimale, le maintien d'installations et de matériel de transport appropriés, et l'application de divers règlements d'exploitation. Rien ne garantit que nous pourrons continuer à obtenir les lettres de crédit ou garanties de bonne fin à titre de caution pour nos contrats ou que nous pourrons les obtenir à un coût qui n'ait pas un effet défavorable sur nos marges bénéficiaires ou nos flux de trésorerie. Le nombre d'autobus scolaires prévu aux termes de nos contrats pourrait généralement diminuer et, par conséquent, les produits tirés de ces contrats pourraient diminuer en fonction des exigences de nos clients. Tous les contrats de transport scolaire peuvent être révoqués par les arrondissements scolaires si certains critères de rendement ne sont pas respectés. Si nous ne pouvons obtenir une garantie de bonne fin ou si les modalités liées à cette garantie sont trop coûteuses, cela pourrait avoir un effet défavorable important sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Certains contrats conclus avec des clients pourraient prendre fin en raison de facteurs indépendants de notre volonté.

Certains de nos contrats de transport scolaire pourraient être résiliés pour des raisons indépendantes de notre volonté comme, par exemple, des coupures dans le financement de nos clients. Bien que nous soyons d'avis que nous avons établi des relations solides avec nos clients, rien ne garantit que nos contrats ne subiront pas l'effet de circonstances indépendantes de notre volonté.

Risques liés à la structure du capital

L'émetteur dépend de la société à l'égard des fonds disponibles pour distribution.

STA et STA ULC, qui sont respectivement propriétaires d'actions ordinaires et d'actions privilégiées de la société, dépendent des activités et des actifs de celle-ci. Les distributions d'encaisse aux porteurs de titres IPS, d'actions ordinaires et de billets subordonnés seront fonction de la capacité de la société à faire des versements de dividendes sur ses actions ordinaires détenues par STA et sur ses actions privilégiées détenues par STA ULC. Le montant réel de l'encaisse disponible en vue des paiements aux porteurs de billets subordonnés et des distributions aux porteurs de titres IPS, d'actions ordinaires ou de billets subordonnés sera fonction de plusieurs facteurs liés aux activités de la société, notamment la rentabilité, les variations de ses produits et du fonds de roulement, les dépenses en immobilisations, les lois applicables, le respect des contrats et des restrictions contractuelles des instruments régissant les dettes. Une réduction de la somme disponible pour une distribution, ou déjà distribuée, par la société, aura comme effet de réduire le montant de l'encaisse disponible pour STA ULC en vue d'effectuer des paiements aux porteurs de billets subordonnés et pour STA en vue d'effectuer des distributions aux porteurs d'actions ordinaires. Bien que STA ULC ait l'obligation contractuelle d'effectuer des versements d'intérêt sur les billets subordonnés, les distributions d'encaisse devant être effectuées par STA sur l'action ordinaire sous-jacente à un titre IPS ne sont pas garanties et varieront en fonction du rendement de la société.

Une partie importante de notre encaisse est distribuée, ce qui pourrait limiter la croissance potentielle.

Étant donné que la quasi-totalité de nos flux de trésorerie provenant de l'exploitation sont distribués, nos dépenses en immobilisations et nos dépenses d'exploitation supplémentaires dépendront de l'accroissement des flux de trésorerie ou de financement supplémentaire à l'avenir. L'absence de ces fonds pourrait limiter la croissance et les flux de trésorerie futurs de l'émetteur. De plus, l'émetteur pourrait être empêché de réaliser des acquisitions ou des placements intéressants parce qu'ils ne généreraient pas de croissance à court terme.

Il se pourrait que STA et STA ULC ne reçoivent pas de la société le montant de dividendes prévu à la politique en matière de dividendes que le conseil d'administration de la société a adoptée, voire qu'elles ne reçoivent aucun dividende.

La seule source de flux de trésorerie dont STA dispose pour le versement de dividendes sur les actions ordinaires réside dans les distributions sur sa participation dans la société. Le conseil d'administration de la société peut, à sa seule appréciation, modifier ou révoquer la politique initiale en matière de dividendes. Le conseil d'administration de la société pourrait réduire le montant des dividendes prévu dans cette politique initiale en matière de dividendes ou en cesser complètement le versement. À l'avenir, le versement de dividendes sur les actions ordinaires de la société, s'il en est, dépendra, entre autres, des résultats d'exploitation, des besoins en matière de liquidités, de la situation financière, des restrictions contractuelles, des occasions d'affaires, des dispositions des lois applicables ainsi que d'autres facteurs que le conseil d'administration peut juger pertinents. L'acte de fiducie relatif aux billets subordonnés et la convention de crédit modifiée et mise à jour renferment des restrictions importantes touchant la capacité de la société à verser des dividendes, notamment des restrictions empêchant le versement de dividendes avant que la société n'ait versé la totalité de l'intérêt différé, y compris l'intérêt couru y afférent, dans le cas où la société reporte le versement d'intérêt sur les billets subordonnés aux termes de l'acte de fiducie.

De plus, les flux de trésorerie après impôt de la société qui sont disponibles aux fins du versement de dividendes et d'intérêt diminueraient si les billets subordonnés étaient considérés comme des titres de participation plutôt que des titres de créance pour les besoins de l'impôt sur le revenu fédéral américain. Dans un tel cas, l'intérêt déclaré sur les billets subordonnés pourrait être considéré comme un dividende et ne serait pas déductible par la société pour les besoins de l'impôt sur le revenu fédéral américain, et cet intérêt ferait également l'objet d'une retenue d'impôt de réserve américain sur les dividendes. L'incapacité de la société de déduire l'intérêt sur les billets subordonnés pourrait donner lieu à une augmentation importante de son revenu imposable et, par conséquent, de la somme à payer au titre de l'impôt sur le revenu fédéral et étatique américain ainsi qu'à une réduction de l'encaisse disponible aux fins de distribution. Si cela devait se produire, les flux de trésorerie après impôt disponibles de la société aux fins du versement de dividendes et d'intérêts pourraient diminuer.

Sous réserve des restrictions figurant dans l'acte de fiducie, l'émetteur pourrait reporter de beaucoup le versement d'intérêt aux porteurs.

Avant le 21 décembre 2009, l'émetteur pourrait, à une ou plusieurs occasions, sous réserve des restrictions figurant dans l'acte de fiducie, reporter les versements d'intérêt sur les billets subordonnés pour une durée totale maximale de 24 mois. De plus, après le 21 décembre 2009, l'émetteur pourrait, à huit occasions, sous réserve de certaines restrictions, reporter les versements d'intérêt sur les billets subordonnés pendant une durée maximale de huit mois dans chaque cas. L'intérêt différé portera intérêt au même taux que les billets subordonnés. L'émetteur n'est pas tenu de verser l'intérêt différé au cours des cinq premières années avant le 21 décembre 2008, de sorte qu'une somme importante d'intérêt différé pouvait être due au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date. En ce qui concerne l'intérêt différé après le 21 décembre 2009, l'émetteur n'est pas tenu de payer la totalité de l'intérêt différé avant l'échéance, de sorte qu'une somme importante d'intérêt différé pouvait être due au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date; toutefois, l'émetteur doit payer intégralement la totalité de l'intérêt différé ainsi que l'intérêt couru sur celui-ci avant de reporter tout autre versement d'intérêt.

Les fluctuations du taux de change pourraient avoir une incidence sur le montant de l'encaisse distribuable de l'émetteur.

Les billets subordonnés sont libellés en dollars canadiens et leur remboursement à l'échéance sera effectué en dollars canadiens. La société n'a conclu aucune entente de couverture à l'égard du remboursement des billets subordonnés devant être effectué à l'échéance en 2016. Les distributions faites aux porteurs des titres IPS ainsi que des actions ordinaires et des billets subordonnés sous-jacents sont libellées en dollars canadiens. À l'inverse, la quasi-totalité des produits et des charges de l'émetteur ainsi que les distributions reçues de la société sont libellés en dollars américains. Par conséquent, l'émetteur sera exposé au risque de change.

Bien que la société (i) ait conclu une entente de couverture de cinq ans comportant 60 contrats de change à terme mensuels dans le cadre de son placement de titres IPS et ait conclu par la suite d'autres ententes de couverture à mesure que les contrats liés à l'entente de cinq ans initiale arrivaient à échéance, et (ii) ait conclu d'autres ententes de couverture après l'émission de titres IPS supplémentaires dans le cadre de l'acquisition ferme à l'égard d'un montant correspondant à environ 60 % des distributions mensuelles sur les titres IPS qui sont actuellement prévues pour les cinq prochaines années et d'un montant correspondant à environ 85 % des distributions mensuelles sur les titres IPS qui sont actuellement prévues jusqu'en juillet 2008, et que STA entende financer le reste du montant des distributions mensuelles sur les titres IPS qui sont actuellement prévues au moyen des flux de trésorerie provenant des activités canadiennes de la société pour réduire le risque de change à l'égard du montant total des distributions sur les titres IPS qui sont actuellement prévues, rien ne garantit que ces opérations suffiront à la protéger complètement contre ce risque. Si les opérations de couverture et les flux de trésorerie libellés en dollars canadiens n'offrent pas une protection complète contre ce risque, les variations du taux de change entre les dollars américain et canadien pourraient avoir un effet défavorable important sur la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur et pourraient avoir un effet défavorable sur les distributions d'encaisse de l'émetteur.

L'importante dette consolidée de la société pourrait avoir un effet négatif sur nos activités.

La société a une dette importante. Le 30 juin 2006, la société avait une dette totale (y compris une dette de 80,5 millions de dollars envers les porteurs de titres IPS et les porteurs des billets subordonnés distincts émis par STA ULC) de 109,4 millions de dollars. De plus, l'acte de fiducie aux termes duquel les billets subordonnés sont émis permet de contracter de nouvelles dettes sous réserve du respect de certains engagements.

Le degré d'endettement de la société sur une base consolidée pourrait avoir des conséquences importantes pour les porteurs de titres IPS, d'actions ordinaires et de billets subordonnés sous-jacents et notamment :

- l'aptitude de la société à obtenir à l'avenir un financement supplémentaire pour le fonds de roulement, les dépenses en immobilisations ou d'autres objectifs pourrait être limitée;
- la société pourrait ne pas être en mesure de refinancer sa dette ou de la refinancer à des conditions acceptables;

- la capacité de la société d'effectuer des distributions à STA ULC pourrait être limitée, ce qui pourrait empêcher STA ULC de s'acquitter de ses obligations à l'égard des billets subordonnés;

- une partie importante des flux de trésorerie de l'émetteur (sur une base consolidée) sera vraisemblablement consacrée au paiement du capital et de l'intérêt sur la dette de la société, y compris les billets subordonnés, réduisant ainsi les fonds disponibles pour les activités futures, les dépenses en immobilisations et/ou les dividendes sur les actions ordinaires de la société;

- l'émetteur pourrait être plus vulnérable en cas de ralentissement économique et limité dans son aptitude à résister aux pressions de la concurrence;

- la société pourrait être limitée dans son aptitude à prévoir les changements dans ses activités ou dans le secteur qu'elle exploite, et à y réagir;

- la société pourrait être désavantagée par rapport à ses concurrents qui ont moins de dettes.

L'acte de fiducie relatif aux billets subordonnés ne limite pas la capacité de STA ULC d'émettre des billets subordonnés supplémentaires représentés par des titres IPS supplémentaires dans le cadre du rachat d'actions ordinaires de catégorie B de la société dans le cadre d'un cas de rachat.

Il se pourrait que STA ULC ne soit pas en mesure de racheter les billets subordonnés en cas de changement de contrôle comme l'acte de fiducie relatif aux billets subordonnés le stipule.

Dans le cas de certains types précis de changement de contrôle, STA ULC aura l'obligation d'offrir de racheter les billets subordonnés en circulation à 101 % de leur montant en capital plus l'intérêt couru et impayé, le cas échéant, jusqu'à la date de rachat. Cependant, il se pourrait que STA ULC n'ait pas les fonds suffisants au moment du changement de contrôle pour effectuer les rachats requis ou que les restrictions imposées par la convention de crédit modifiée et mise à jour ne permettent pas ces rachats. L'incapacité de racheter des billets subordonnés déposés constituerait un manquement à l'acte de fiducie relatif aux billets subordonnés, ce qui constituerait également un manquement aux dispositions de la convention de crédit modifiée et mise à jour.

Tout changement dans la solvabilité de l'émetteur pourrait avoir un effet sur la valeur des titres IPS, des actions ordinaires et des billets subordonnés.

La solvabilité apparente de l'émetteur, de la société et de leurs filiales respectives ayant garanti les billets subordonnés pourrait avoir un effet sur le cours ou la valeur et la liquidité des titres IPS, des actions ordinaires et des billets subordonnés.

Il se pourrait que les clauses restrictives de la convention de crédit modifiée et mise à jour et de l'acte de fiducie relatif aux billets subordonnés aient une incidence sur les activités de la société et nuisent à sa capacité de mettre en œuvre ses stratégies d'affaires.

La convention de crédit modifiée et mise à jour et l'acte de fiducie relatif aux billets subordonnés comportent tous deux des clauses restrictives qui limitent la capacité de la société d'effectuer, entre autres, ce qui suit :

- contracter de nouvelles dettes;

- verser des dividendes et effectuer des distributions sur les titres de participation ou faire certains autres paiements ou placements restrictifs;

- vendre des actifs;

- consolider, fusionner, vendre ou céder autrement la totalité ou la quasi-totalité des actifs de la société;

- réaliser des opérations avec des membres du même groupe que la société ou l'émetteur;

- constituer des privilèges, priorités, hypothèques légales ou droits de rétention;

- s'engager dans de nouveaux secteurs d'activités.

En outre, la convention de crédit modifiée et mise à jour contient des clauses supplémentaires et plus restrictives qui interdisent à la société et à certains membres du même groupe qu'elle de rembourser par anticipation ses autres dettes, et interdisant notamment à STA ULC de rembourser par anticipation les billets subordonnés, tant que la dette aux termes de la convention de crédit modifiée et mise à jour est en cours. Par ailleurs, la convention de crédit modifiée et mise à jour exige que la société obtienne des résultats financiers et d'exploitation déterminés et qu'elle respecte certains ratios financiers précis. Certains facteurs, indépendants de la volonté de la société, pourraient nuire à sa capacité de se conformer à ces ratios.

Un manquement à l'une ou l'autre des clauses restrictives de la convention de crédit modifiée et mise à jour ou l'incapacité de la société de respecter les ratios financiers requis pourrait constituer un défaut aux termes de la convention de crédit modifiée et mise à jour. Dans ce cas, les prêteurs associés à la convention de crédit modifiée et mise à jour pourraient décider d'exiger le remboursement immédiat de tous les emprunts en cours dans le cadre de la facilité, y compris l'intérêt couru et les autres frais, ce qui entraînerait un cas de défaut aux termes de l'acte de fiducie relatif aux billets subordonnés.

Le report de versements d'intérêt pourrait avoir un effet défavorable pour les porteurs sur le plan des incidences fiscales fédérales canadiennes et pourrait avoir un effet défavorable sur le cours des titres IPS.

Si l'émetteur reporte des versements d'intérêt sur les billets subordonnés, les porteurs de billets subordonnés pourraient être tenus de constater un revenu d'intérêt pour les besoins de l'impôt sur le revenu fédéral canadien à l'égard des billets subordonnés avant d'avoir touché le versement en espèces de cet intérêt. En outre, le porteur ne touchera pas cette somme en espèces s'il vend les titres IPS ou les billets subordonnés, selon le cas, avant la fin de la période de report ou avant la date de clôture des registres arrêtée pour les versements d'intérêt qui doivent être effectués.

Si l'émetteur reporte des versements d'intérêt, les titres IPS et les billets subordonnés pourraient se négocier à un cours qui ne tient pas entièrement compte de la valeur de l'intérêt couru mais impayé sur les billets subordonnés. De plus, l'existence du droit de l'émetteur de reporter des versements d'intérêt sur les billets subordonnés en certaines circonstances pourrait rendre le cours des titres IPS ou des billets subordonnés plus volatil que celui de titres ne comportant pas une telle caractéristique.

Les ventes futures ou la possibilité de ventes futures de quantités importantes de titres IPS, d'actions ordinaires ou de billets subordonnés pourraient avoir une incidence sur le cours des titres IPS, des actions ordinaires et des billets subordonnés et pourraient entraîner une dilution.

Les ventes futures ou la possibilité de ventes futures de quantités importantes de titres IPS, d'actions ordinaires ou de billets subordonnés dans le marché pourraient avoir un effet défavorable sur le cours des titres IPS, des actions ordinaires et des billets subordonnés de l'émetteur et pourraient compromettre la capacité de l'émetteur de réunir des capitaux au moyen de ventes futures de ces titres. En outre, l'émission de titres IPS ou d'actions ordinaires supplémentaires pourrait entraîner une dilution du placement de l'investisseur dans les titres de l'émetteur et réduire l'encaisse distribuable par action ordinaire ou par titre IPS.

L'émetteur pourrait émettre des actions ordinaires et des billets subordonnés, possiblement sous forme de titres IPS, ou d'autres titres, à l'occasion, dans le but de réunir des capitaux ou à titre de contrepartie d'acquisitions et de placements futurs. Dans le cas d'une acquisition ou d'un placement important, le nombre d'actions ordinaires et/ou le capital global des billets subordonnés qui pourraient être offerts sous forme de titres IPS, ou le nombre ou le capital global, selon le cas, d'autres titres pouvant être émis pourrait également être important. De plus, des droits d'inscription pourraient également être conférés à l'égard de ces titres IPS, actions ordinaires, billets subordonnés ou autres titres dans le cadre d'acquisitions ou de placements.

Admissibilité aux fins de placement

Rien ne garantit que les actions ordinaires et les billets subordonnés représentés par les titres IPS continueront d'être des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés

d'épargne-études. En outre, en ce qui concerne le traitement des titres IPS (ou de titres similaires), rien ne garantit que la législation et les pratiques administratives en matière d'impôt sur le revenu fédéral canadien ne seront pas modifiées d'une manière ayant un effet défavorable pour les porteurs de tels titres.

Il se pourrait que l'Internal Revenue Service des États-Unis conteste l'assimilation des billets subordonnés à des titres de créance.

Rien ne garantit que les lois de l'impôt sur le revenu fédéral américaines et les politiques administratives de l'IRS concernant les incidences fiscales fédérales américaines qui devraient découler de la détention des titres IPS ne seront pas modifiées d'une manière qui aurait un effet défavorable sur les porteurs non américains.

Aucune autorité législative, judiciaire ou administrative n'aborde directement le traitement des titres IPS ou des billets subordonnés, ou encore d'instruments similaires aux titres IPS ou aux billets subordonnés, pour les besoins de l'impôt sur le revenu fédéral américain. En conséquence, les incidences fiscales fédérales américaines découlant de l'achat, de la propriété et de la disposition de titres IPS et de billets subordonnés sont incertaines. La société a reçu de ses conseillers juridiques un avis selon lequel l'acquisition d'un titre IPS devrait être traitée comme l'acquisition de l'action ordinaire et des billets subordonnés en tant que titres distincts, et que les billets subordonnés devraient être assimilés à des titres de créance pour les besoins de l'impôt sur le revenu fédéral américain. La société a l'intention de continuer de déduire l'intérêt sur ces billets subordonnés pour les besoins de l'impôt. Toutefois, l'IRS ou les tribunaux pourraient adopter comme position que les titres IPS ne constituent qu'un seul titre assimilé à un titre de participation, ou que les billets subordonnés sont bel et bien assimilés à un titre de participation pour les besoins de l'impôt sur le revenu fédéral américain, ce qui pourrait avoir un effet défavorable sur le montant, le moment du versement et le type de revenu, de gain ou de perte à l'égard du placement du porteur dans les titres IPS ou les billets subordonnés, et accroître considérablement le revenu imposable de la société et, par conséquent, la somme à payer au titre de l'impôt sur le revenu fédéral et étatique américain. Une telle situation aurait un effet défavorable sur la situation financière, les flux de trésorerie et les liquidités de la société, et pourrait nuire à sa capacité d'effectuer des versements d'intérêt ou de dividende sur les billets subordonnés et les actions ordinaires dont STA est propriétaire et pourrait avoir un effet sur la capacité de la société de poursuivre ses activités.

En outre, les porteurs non américains pourraient être assujettis à une retenue d'impôt ou à des droits de succession fédéraux américains à l'égard des billets subordonnés, et la société pourrait être redevable des retenues d'impôt sur les versements d'intérêt faits antérieurement aux porteurs non américains. Les versements effectués aux porteurs étrangers ne seraient pas majorés pour les besoins de ces impôts. Les déductions d'impôt de la société au titre de l'intérêt pourraient être compromises à l'avenir en conséquence d'une modification de la loi ou de décisions administratives ou judiciaires rendues à l'avenir et, dans un tel cas, la société pourrait devoir examiner l'effet de tels développements sur le calcul des réserves et obligations de la société au titre des impôts futurs.

Si l'émetteur émet ultérieurement des billets subordonnés comportant un escompte d'émission important, l'émetteur pourrait ne pas être en mesure de déduire tout l'intérêt sur les billets subordonnés.

Des billets subordonnés émis dans le cadre d'un placement ultérieur pourraient être émis moyennant un escompte par rapport à leur valeur nominale et, en conséquence, comporter un « escompte d'émission important » et être assimilés à des obligations à rendement élevé comportant un escompte (*applicable high yield discount obligations*) pour les besoins de l'impôt sur le revenu fédéral américain. Si ces billets subordonnés étaient traités comme tels, une portion de l'escompte d'émission de ces billets ne serait pas déductible par la société et le reste ne serait déductible qu'au moment de son versement. Toute limitation de la capacité de la société à déduire l'intérêt pour les besoins de l'impôt aurait pour effet d'accroître le revenu imposable de la société et pourrait avoir un effet défavorable sur les flux de trésorerie de la société disponibles pour le versement d'intérêt et les distributions aux actionnaires de la société.

Une répartition du prix d'achat des titres IPS qui supposerait un escompte d'émission pourrait réduire la somme que le porteur pourrait recouvrer en cas d'avancement de l'échéance du remboursement du capital des billets subordonnés ou encore de faillite de l'émetteur.

Aux termes des lois sur la faillite de l'État de New York et du gouvernement fédéral américain, si les billets subordonnés sont traités comme comportant un escompte d'émission du fait que la répartition du prix d'achat n'est pas

respectée, les porteurs de ces billets subordonnés comportant un escompte d'émission pourraient ne pas être en mesure de recouvrer la portion du capital de ces billets subordonnés qui représente l'escompte d'émission non amorti à la date d'avancement de l'échéance ou à la date de dépôt des procédures de mise en faillite, selon le cas, s'il se produit un avancement de l'échéance des billets subordonnés ou si l'émetteur fait faillite avant la date d'échéance des billets subordonnés. En conséquence, le fait que les billets subordonnés soient traités comme comportant un escompte d'émission pourrait avoir pour effet de réduire ultimement le montant que le porteur pourrait recouvrer de l'émetteur en cas d'avancement de l'échéance ou de faillite.

La société ou un autre payeur pourrait ne pas être en mesure de déclarer le montant exact de l'escompte d'émission aux porteurs de titres IPS ou de billets subordonnés ainsi qu'à l'IRS, et, par conséquent, pourrait être assujetti à des pénalités importantes de la part de l'IRS pour un tel manquement.

L'*Internal Revenue Code* exige, en règle générale, que le payeur d'intérêt et d'escompte d'émission déclare aux bénéficiaires et à l'IRS les montants d'intérêt et d'escompte d'émission devant être inclus dans le revenu de ces bénéficiaires, à moins qu'une dispense d'information ne s'applique. Si des billets subordonnés comportent un escompte d'émission et qu'une dispense d'information s'applique, la société ou un autre payeur pourrait ne pas être en mesure de déclarer le montant exact de l'escompte d'émission au bénéficiaire concerné étant donné que tous les billets subordonnés sont émis et seront négociés sous le même numéro CUSIP et seront détenus par inscription en compte au nom de la CDS ou de son mandataire, CDS & Co. En conséquence, l'identité des porteurs des billets subordonnés émis moyennant un escompte d'émission pourrait ne pas être connue et, par conséquent, ni la société ni un autre payeur ne serait en mesure de déclarer le montant exact de l'escompte d'émission à l'IRS et aux bénéficiaires concernés.

Dans ces circonstances, la société ou un autre payeur pourrait choisir de déclarer cet escompte d'émission à tous les porteurs de billets subordonnés. La société estime que cette déclaration pourrait satisfaire aux exigences de déclaration de l'escompte d'émission et ainsi réduire ou éliminer le risque que la société soit assujettie à des pénalités pour ne pas avoir correctement déclaré l'escompte d'émission. Les porteurs non américains qui sont admissibles à l'exonération relative à l'intérêt de placement ne devraient pas, en règle générale, être assujettis à l'obligation de déclaration de l'escompte d'émission, et ne devraient donc généralement pas être assujettis à cette obligation d'information. Les pénalités imposées pour motif de manquement à l'obligation de déposer et de déclarer le montant exact de cet escompte d'émission à l'IRS pourraient être importantes.

En conséquence, le porteur assujetti à l'obligation de déclarer l'escompte d'émission pourrait être tenu de faire une telle déclaration même s'il a acheté des billets subordonnés ne comportant pas d'escompte d'émission, à moins qu'il puisse établir à la satisfaction de l'IRS que ses billets subordonnés ne comportaient pas d'escompte d'émission. L'IRS pourrait soutenir que, à moins que le porteur puisse établir qu'il ne détient pas de billets subordonnés comportant d'escompte d'émission, tous les billets subordonnés détenus par ce porteur comporteront un escompte d'émission. Les acquéreurs éventuels devraient consulter leurs propres conseillers fiscaux pour déterminer les incidences particulières de l'impôt sur le revenu fédéral américain découlant d'un escompte d'émission, y compris la déclaration exacte du montant de l'escompte d'émission dans ces circonstances ainsi que l'applicabilité et l'effet des lois fiscales étatiques et locales des États-Unis.

Les billets subordonnés pourraient comporter un escompte d'émission pour les besoins de l'impôt sur le revenu fédéral américain.

Des billets subordonnés peuvent être émis dans le cadre d'opérations distinctes et, en conséquence, il se pourrait que la question de l'escompte d'émission soit soulevée à l'occasion de certaines émissions selon les faits au moment en cause, c'est-à-dire si la portion du prix d'achat de chaque billet IPS attribuée aux billets subordonnés est jugée trop élevée ou si l'éventualité d'un report des versements d'intérêt sur les billets subordonnés n'est pas jugée « éloignée » ou si un report d'intérêt se produit réellement.

En règle générale, le porteur non américain ne sera pas assujetti à l'impôt sur le revenu fédéral américain en ce qui a trait à cet escompte d'émission, dans la mesure où celui-ci n'est pas effectivement relié à l'exploitation par le porteur d'un commerce ou d'une entreprise aux États-Unis et que ce porteur est admissible à l'exonération relative à l'intérêt de placement. Si le porteur non américain ne satisfait pas à ces exigences, il pourrait généralement être tenu d'inclure l'escompte d'émission dans son revenu avant la réception de la somme en espèces attribuable à ce revenu, et

cet escompte d'émission pourrait être assujetti à l'impôt sur le revenu fédéral américain ou à une retenue d'impôt. Les investisseurs éventuels devraient consulter leur propre conseiller fiscal pour déterminer les incidences particulières de l'impôt sur le revenu fédéral américain découlant d'un escompte d'émission, y compris l'applicabilité et l'effet de la législation fiscale étatique et locale américaine.

L'obligation d'inclure un escompte d'émission dans le revenu avant la réception de la somme en espèces attribuable à ce revenu pourrait dissuader des personnes des États-Unis ainsi que les porteurs non américains assujettis à l'impôt sur le revenu fédéral américain sur l'escompte d'émission d'acquérir des billets subordonnés et pourrait avoir un effet défavorable sur la liquidité des titres IPS et des billets subordonnés.

Certaines incidences fiscales américaines pourraient dissuader des tiers d'effectuer une offre d'achat ou une opération de changement de contrôle.

Dans certains cas, le paragraphe 163(j) du Code limite les déductions qu'une société peut faire au titre de l'intérêt versé à des personnes étrangères exonérées de l'impôt américain. Pour les besoins de cette disposition, une société et un créancier de la société sont généralement considérés comme étant « apparentés » si le créancier détient, directement ou par attribution, plus de 50 % des droits de vote ou de la valeur de la société. La souscription d'un titre IPS devrait être traitée pour les besoins de l'impôt américain comme un achat à la fois d'un titre de participation et d'un titre de créance de l'émetteur. Par conséquent, un achat par une personne non américaine de plus de 50 % des titres IPS pourrait limiter les déductions par l'émetteur au titre de l'intérêt versé sur les billets subordonnés représentés par ces titres IPS ou détenus autrement par une telle personne. Ces incidences fiscales pourraient dissuader des tiers de lancer sur l'émetteur une offre d'achat ou une autre opération de changement de contrôle qui aurait autrement pu donner lieu au versement d'une prime pour les titres IPS.

Information à fournir conformément à la circulaire 230

Les déclarations faites dans les présentes au sujet de l'impôt fédéral américain ne sont pas destinées à tenir lieu de fondement pour éviter des pénalités, et aucun contribuable ne doit s'en servir à cette fin. Ces déclarations sont présentées dans le contexte de la commercialisation ou de la promotion de l'opération à laquelle elles se rapportent. Chaque contribuable est prié d'obtenir l'avis d'un conseiller fiscal indépendant en fonction de sa situation particulière.

Nous pourrions être dans l'impossibilité d'effectuer tous les remboursements de capital sur les billets subordonnés.

Les billets subordonnés arriveront à échéance le 21 décembre 2016. STA ULC pourrait ne pas être en mesure de refinancer le capital des billets subordonnés pour pouvoir rembourser le capital impayé ou ne pas avoir tiré suffisamment de liquidités de l'exploitation pour s'acquitter de cette obligation. Rien ne garantit que STA ULC sera en mesure de rembourser le capital impayé à l'échéance des billets subordonnés.

Étant donné que les garanties relatives aux billets subordonnés sont subordonnées, en cas de distribution aux créanciers de la société dans le cadre de procédures en faillite, en liquidation ou en réorganisation ou de toute autre procédure similaire visant la société ou encore ses biens ou éléments d'actif, les porteurs de la dette de premier rang de la société auront droit au remboursement intégral en espèces de leurs créances avant qu'un paiement quelconque puisse être effectué à l'égard des billets subordonnés aux termes de la garantie de la société.

Il n'existe pas de marché public pour la négociation des actions ordinaires et des billets subordonnés et leur liquidité est limitée.

Ni les actions ordinaires ni les billets subordonnés n'ont par le passé été négociés sur un marché public. L'émetteur ne s'attend pas actuellement à ce qu'un marché boursier actif se développe pour les actions ordinaires avant l'échéance des billets subordonnés. Si les billets subordonnés représentés par les titres IPS arrivent à échéance ou sont rachetés au gré de l'émetteur ou du porteur, les titres IPS seront automatiquement séparés. BMO Nesbitt Burns Inc. et Marchés mondiaux CIBC Inc. (« CIBC ») nous ont déjà informés qu'elles avaient l'intention de créer un marché pour les billets subordonnés sous réserve des pratiques d'usage du marché et des exigences et limites juridiques et réglementaires applicables. Toutefois, BMO Nesbitt Burns Inc. et CIBC n'ont aucune obligation de créer un tel marché

et peuvent interrompre les activités en ce sens, si elles les entreprennent, à tout moment, sans préavis. De plus, si BMO Nesbitt Burns Inc. et/ou CIBC créent un marché pour les billets subordonnés, rien ne garantit que ce marché sera suffisamment liquide pour les porteurs de ces titres.

Le cours des titres IPS, des actions ordinaires ou des billets subordonnés pourrait être volatil.

Il n'existait qu'un marché public limité pour la négociation de titres représentatifs de titres participatifs et à revenu en dépôt. Des facteurs comme les variations des résultats financiers de l'émetteur, les annonces faites par celui-ci ou par d'autres personnes, les faits nouveaux qui touchent les activités de la société ou le secteur du transport scolaire aux États-Unis, le niveau général des taux d'intérêt et des prix du carburant, le cours des actions ordinaires et la volatilité du marché en général pourraient faire fluctuer considérablement le cours des titres IPS, des actions ordinaires ou des billets subordonnés.

De plus, les ventes futures ou la mise en vente de quantités importantes de titres IPS ou d'actions ordinaires ou d'un montant important de capital de billets subordonnés sur le marché public pourraient avoir un effet défavorable sur le cours des titres IPS, des actions ordinaires et des billets subordonnés et sur la capacité de l'émetteur de mobiliser des capitaux au moyen de ventes futures de ces titres.

La déduction par la société de l'intérêt sur les billets subordonnés constituera vraisemblablement une « double perte consolidée » pour les besoins de l'impôt sur le revenu fédéral américain et pourrait entraîner un refus de ces déductions d'intérêt si un « événement déclencheur » se produisait.

Aux termes du paragraphe 1503(d) et des règlements du Trésor pris en application de celui-ci, les déductions d'intérêt à l'égard des billets subordonnés entraîneront vraisemblablement une « double perte consolidée » pour les besoins de l'impôt sur le revenu fédéral américain et ne seront par conséquent déductibles par la société que si cette dernière et STA ULC font le choix prévu au paragraphe 1.1503-2(g)(2) et se conforment à toutes les exigences applicables, notamment celles relatives à la publication annuelle d'un rapport et d'une attestation. La société et STA ULC sont tenues de faire un tel choix et de se conformer à toutes les exigences applicables, et elles ont l'intention de continuer de respecter ces exigences. Cependant, en dépit d'un tel choix, si un « événement déclencheur » se produit (par exemple, l'utilisation de telles pertes pour réduire le revenu d'une autre personne non américaine ou, dans certains cas, l'aliénation d'actions ou d'actifs de STA ULC), la société sera généralement tenue de déclarer les montants de toutes les déductions d'intérêt antérieures sur les billets subordonnés (majorées de l'intérêt s'y rapportant) à titre de revenu brut dans l'année au cours de laquelle est survenu l'événement déclencheur. La société et STA ULC ont l'intention de se conformer à toutes les exigences de publication de rapport et d'attestation concernant les doubles pertes consolidées et d'exercer leurs activités de manière à ce qu'aucun événement déclencheur ne se produise. Cependant, si la société et STA ULC ne se conforment pas à ces exigences en matière de publication de rapports et d'attestations, ou si un événement déclencheur survient et qu'aucune exception ne s'applique, le revenu imposable de la société et, par conséquent, le montant de son impôt sur le revenu fédéral américain à payer s'en trouveraient considérablement accrus. Cette situation aurait un effet défavorable sur la situation financière, les flux de trésorerie et la liquidité de la société, et pourrait nuire à la capacité de l'émetteur d'effectuer des versements d'intérêt ou de dividende sur les billets subordonnés et les actions ordinaires et pourrait nuire à la capacité de la société de poursuivre son exploitation.

L'application des règles fiscales fédérales américaines relatives aux « inversions » de sociétés est incertaine.

Des dispositions législatives fédérales américaines en matière d'impôt sur le revenu adoptées en octobre 2004 portant sur les « inversions » de sociétés (c.-à-d. certaines opérations dans le cadre desquelles une société non américaine acquiert la quasi-totalité des titres de participation ou des actifs d'une société ou d'une société de personnes américaine et en conséquence desquelles les anciens titulaires de titres de participation de la société ou de la société de personnes américaines deviennent propriétaires d'un niveau déterminé d'actions de la société non américaine) prévoient que, dans certains cas, la société non américaine pourrait être traitée comme une société américaine pour les besoins de l'impôt sur le revenu fédéral américain. Il semble que cette législation, telle qu'elle a été adoptée, ne s'applique pas à STA, étant donné que les porteurs vendeurs de la société au moment du premier appel public à l'épargne ne sont propriétaires d'aucune action de STA à la suite de ce premier appel public à l'épargne et des opérations connexes ou des placements de titres IPS ultérieurs. Cette législation confère toutefois au Trésor des États-Unis le pouvoir

d'adopter des règlements d'application; si celui-ci exerçait ce pouvoir de façon générale et rétroactive, les dispositions relatives aux « inversions » pourraient s'appliquer à STA et, par conséquent, accroître la retenue d'impôt américaine pratiquée sur les dividendes versés sur les actions ordinaires aux porteurs non américains.

Un changement de propriété pourrait limiter notre capacité d'utiliser certaines pertes pour les besoins de l'impôt sur le revenu fédéral américain et pourrait accroître notre impôt à payer.

Le premier appel public à l'épargne visant les titres IPS a entraîné un « changement de propriété », au sens attribué au terme *ownership change* dans les lois de l'impôt sur le revenu fédéral américain, en ce qui a trait aux dispositions relatives aux reports prospectifs des pertes d'exploitation nettes, aux crédits pour impôt minimum de remplacement et aux autres avantages fiscaux similaires. En raison de ce changement de propriété, ainsi que de tout autre changement de propriété antérieur ou ultérieur, le cas échéant, notre capacité d'utiliser nos reports prospectifs de perte d'exploitation nette et nos autres avantages fiscaux provenant des périodes antérieures au placement de titres IPS sera assujettie à certaines restrictions. Il est possible qu'à l'avenir ces restrictions puissent limiter notre capacité d'utiliser ces avantages fiscaux et, par conséquent, entraîner une augmentation de notre impôt sur le revenu fédéral américain à payer. Une telle augmentation pourrait réduire les fonds disponibles en vue du versement de dividendes sur les actions ordinaires de catégorie A et d'intérêt sur les billets subordonnés.

Étant donné que la société, promoteur de l'émetteur, a été constituée sous le régime des lois d'un territoire étranger et qu'elle réside à l'extérieur du Canada, il pourrait être impossible de faire valoir certains droits et de faire exécuter certains jugements en matière civile.

La société est un promoteur de l'émetteur et elle a été constituée sous le régime des lois d'un territoire étranger et réside à l'extérieur du Canada. Bon nombre de ses administrateurs et membres de la direction ainsi que certains experts nommés ailleurs dans la présente notice annuelle sont résidents de pays autres que le Canada. La quasi-totalité des actifs de la société et des actifs de ces personnes sont situés à l'extérieur du Canada. En conséquence, bien que la société ait désigné STA à titre de mandataire pour le service d'actes de procédure en Ontario, les porteurs de titres IPS pourraient avoir de la difficulté à intenter une poursuite au Canada contre ces résidents non canadiens. En outre, il pourrait être impossible pour les porteurs de titres IPS de faire exécuter à l'encontre de la société et de ces autres résidents non canadiens des jugements rendus par des tribunaux canadiens sur le fondement des dispositions en matière de responsabilité civile de la législation de certaines provinces et de certains territoires du Canada en matière de valeurs mobilières. Il pourrait également être difficile pour les porteurs de titres IPS d'avoir gain de cause dans le cadre d'une poursuite intentée aux États-Unis uniquement sur le fondement de violations des lois canadiennes en matière de valeurs mobilières.

MARCHÉ POUR LA NÉGOCIATION DES TITRES

Les titres IPS sont cotés et négociés à la Bourse de Toronto (la « TSX »).

Le tableau suivant présente la fourchette des cours et le volume moyen mensuel des opérations sur les titres IPS à la TSX pour l'exercice 2006.

Période	Haut $	Bas $	Volume
Juillet 2005	13,70	12,65	534
Août 2005	14,20	12,75	983
Septembre 2005	13,70	12,00	1 047
Octobre 2005	12,73	10,65	600
Novembre 2005	13,74	11,75	587
Décembre 2005	13,60	12,50	547
Janvier 2006	14,00	13,10	218
Février 2006	13,70	13,00	817
Mars 2006	13,00	10,9	1 166
Avril 2006	12,60	11,42	246
Mai 2006	12,64	11,66	343
Juin 2006	12,15	10,00	568

ÉMISSIONS ANTÉRIEURES

Les seuls titres que l'émetteur a émis au cours des 12 mois précédant le 30 juin 2006 sont les 3 100 000 titres IPS émis le 25 octobre 2005 dans le cadre du placement privé et les 4 900 000 titres IPS émis le 14 juin 2006 dans le cadre de l'acquisition ferme. STA Holdings a émis 133 549 actions de catégorie B-2 au cours des 12 mois précédant le 30 juin 2006 aux termes du régime incitatif à base de titres de participation, dont 27 165 actions ont été retenues, à la demande des participants, aux fins du règlement des retenues d'impôt sur ces attributions. Au 30 juin 2006, il reste 106 384 actions de catégorie B-2 en circulation aux termes du régime incitatif à base de titres de participation.

PROMOTEURS

STA, Inc., filiale en propriété exclusive de la société, est considérée comme un promoteur de l'émetteur étant donné qu'elle a participé à la structuration des activités et des affaires de l'émetteur.

MEMBRES DE LA DIRECTION ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

La société a recours aux services de Coast Cities Truck Sales, Inc. (« Coast Cities »), concessionnaire de matériel de transport, afin, principalement, qu'elle l'aide avec l'achat et la vente de véhicules, sous l'autorité du président et chef de l'exploitation de la société. De plus, la société a recours aux services-conseils de Coast Cities pour les besoins de l'évaluation de flottes de véhicules dans le cadre de ses activités d'acquisition. Ces services d'évaluation sont fournis gratuitement. Coast Cities est une société contrôlée par un membre de la famille de M. Denis Gallagher, président du conseil et chef de la direction de la société. Les services d'achat et de vente sont fournis aux termes d'une entente non contractuelle en contrepartie d'une commission correspondant à 1 % de la valeur du prix d'achat ou de vente des véhicules de la société. La société estime que cette commission est comparable à celle qui serait exigée dans le cadre d'une entente sans lien de dépendance de même nature. La société a versé à Coast Cities des montants totalisant 300 000 $ pour l'exercice terminé le 30 juin 2006 et 21 000 $ pour la période de 192 jours terminée le 30 juin 2005.

La société a recours aux services de Reilly Partners Inc. (« Reilly Partners »), agence de recrutement de cadres, afin qu'elle l'aide à recruter de personnel de gestion de choix. M. Robert Reilly, président du conseil et associé fondateur de Reilly Partners, est administrateur de STA Holdings, la société d'exploitation aux États-Unis. Au cours de l'exercice financier 2006, la société a versé 100 000 $ à Reilly Partners en contrepartie de services de recrutement de cadres.

PRÊTS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA HAUTE DIRECTION

Aucun prêt n'a été consenti par l'émetteur ou l'une de ses filiales à une personne qui est ou a été à tout moment au cours du dernier exercice terminé de l'émetteur un administrateur ou un membre de la haute direction de l'émetteur.

AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

L'agent des transferts et agent chargé de la tenue des registres pour les titres IPS et pour les actions ordinaires est Services aux Investisseurs Computershare Inc., à son bureau principal à Toronto, en Ontario.

CONTRATS IMPORTANTS

Les seuls contrats importants auxquels l'émetteur ou la société sont parties au 30 juin 2006 (autrement que dans le cours normal des activités) sont les suivants :

- l'acte de fiducie relatif aux billets subordonnés dont il est question sous la rubrique « Description des billets subordonnés »;

- la convention des porteurs de titres dont il est question sous la rubrique « Convention des porteurs de titres »;
- la première modification de la convention de crédit modifiée et mise à jour datée du 15 septembre 2005;
- la deuxième modification de la convention de crédit modifiée et mise à jour datée du 30 novembre 2005;
- la troisième modification de la convention de crédit modifiée et mise à jour datée du 19 décembre 2005;
- la quatrième modification de la convention de crédit modifiée et mise à jour datée du 19 janvier 2005;
- la cinquième modification de la convention de crédit modifiée et mise à jour datée du 31 mars 2005;
- le régime incitatif à base de titres de participation dont il est question sous les rubriques « Régime incitatif à base de titres de participation » et « Développement général de l'activité ».

Chacun des contrats importants susmentionnés peut être consulté sur le site Web de SEDAR, à l'adresse www.sedar.com.

NOMS DES EXPERTS ET INTÉRÊT DES EXPERTS

Le cabinet Ernst & Young s.r.l./S.E.N.C.R.L., vérificateurs de l'émetteur, a été désigné comme ayant rédigé une déclaration, une évaluation ou un rapport certifié décrit, inclus ou mentionné dans un document déposé par l'émetteur en vertu du *Règlement 51-102 sur les obligations d'information continue* pendant l'exercice de l'émetteur terminé le 30 juin 2006 ou relatif à cet exercice. À la connaissance de l'émetteur, Ernst & Young s.r.l./S.E.N.C.R.L. et ses spécialistes désignés ne détiennent aucun droit inscrit, directement ou indirectement, sur des titres ou des biens de l'émetteur ou des membres du même groupe que celui-ci.

RENSEIGNEMENTS COMPLÉMENTAIRES

Les états financiers et le rapport de gestion établis pour le dernier exercice terminé de l'émetteur fournissent d'autres renseignements. On trouve des exemplaires de ces documents ainsi que des renseignements complémentaires concernant l'émetteur sur le site Web de SEDAR, à l'adresse www.sedar.com. Il est également possible d'obtenir des exemplaires de ces documents en s'adressant par écrit à notre chef des finances.

D'autres renseignements, y compris de l'information sur la rémunération des administrateurs et des membres de la direction, les prêts qui leur ont été consentis, les principaux porteurs de titres de l'émetteur et les titres autorisés aux fins d'émission dans le cadre des régimes de rémunération à base de titres de participation de l'émetteur, seront présentés dans la circulaire de sollicitation de procurations par la direction de l'émetteur qui sera déposée relativement à l'assemblée annuelle des actionnaires de l'émetteur devant se tenir à l'égard de son exercice 2006.

ANNEXE A

STUDENT TRANSPORTATION OF AMERICA LTD.

RÈGLES DU COMITÉ DE VÉRIFICATION

Modifiées le 21 septembre 2006

Le comité de vérification (le « **comité** ») de Student Transportation of America Ltd. (l'« **émetteur** ») a été mis sur pied dans le but d'aider le conseil d'administration de l'émetteur dans l'exercice de ses fonctions de surveillance. Le comité a pour objet d'aider le conseil à surveiller et à superviser ce qui suit :

- l'intégrité des pratiques et méthodes comptables et de communication de l'information financière de l'émetteur;
- le caractère adéquat des contrôles et procédures comptables internes de l'émetteur;
- la qualité et l'intégrité des états financiers consolidés de l'émetteur;
- le respect par l'émetteur des exigences des lois et des règlements auxquelles il est assujetti en ce qui concerne la communication de l'information financière;
- le rendement du chef des finances de l'émetteur, le comité étant notamment chargé d'examiner ce rendement pour que son président puisse en faire rapport au chef de la direction de l'émetteur dans le cadre de son évaluation annuelle du chef des finances de l'émetteur;
- l'indépendance et le rendement du vérificateur indépendant de l'émetteur.

Composition

- Le conseil d'administration de l'émetteur nomme chaque année parmi ses membres un comité appelé le comité de vérification. Ce comité est composé d'au moins trois administrateurs, qui sont considérés comme des « administrateurs indépendants », au sens attribué à ce terme dans le *Règlement 52-110 sur le comité de vérification*, dans sa version modifiée à l'occasion (le « **règlement sur le comité de vérification** »), et qui possèdent tous des compétences financières (ou les acquerront dans un délai raisonnable après leur nomination), au sens attribué à ce terme dans le règlement sur le comité de vérification.

Rapports

Le comité fait rapport régulièrement au conseil d'administration de l'émetteur et, dans tous les cas, avant que l'émetteur ne communique publiquement ses résultats financiers trimestriels et annuels. Les rapports du comité portent notamment sur les questions qui ont été portées à son attention en ce qui concerne la qualité ou l'intégrité des états financiers consolidés de l'émetteur, sa conformité aux exigences des lois ou des règlements ainsi que l'indépendance et le rendement du vérificateur indépendant de l'émetteur.

Responsabilités

Sous réserve des pouvoirs et des fonctions du conseil d'administration de l'émetteur, le conseil délègue par les présentes les pouvoirs et les fonctions qui suivent au comité, qui doit les exercer pour le compte du conseil d'administration de l'émetteur.

A. États financiers et autre information financière

Le comité doit faire ce qui suit :

(i) examiner les états financiers annuels consolidés vérifiés et les documents connexes de l'émetteur avant leur communication au public;

(ii) examiner les états financiers intermédiaires consolidés non vérifiés et les documents connexes de l'émetteur avant leur communication au public;

(iii) après l'examen de ces états financiers annuels et intermédiaires consolidés ainsi que des documents connexes avec la direction et le vérificateur indépendant, recommander au conseil d'administration de l'émetteur de les approuver;

(iv) examiner avec la direction et/ou le vérificateur indépendant toutes les principales conventions et pratiques utilisées, les estimations et les appréciations importantes formulées par la direction et les changements touchant les conventions comptables ou les exigences relatives à la communication de l'information financière qui pourraient avoir un effet sur les états financiers consolidés de l'émetteur;

(v) examiner avec la direction et/ou le vérificateur indépendant le traitement, dans les états financiers, de toutes les opérations importantes et de tous les autres points pouvant éventuellement présenter des difficultés;

(vi) examiner le résumé fourni par les conseillers juridiques de l'émetteur sur la situation de tout litige important et de toute réclamation ou évaluation importante, en cours ou imminent, concernant l'émetteur et ses filiales;

(vii) examiner les autres documents annuels qui renferment de l'information financière ainsi que les rapports de gestion et les communiqués de presse concernant les résultats de l'émetteur avant leur communication au public;

(viii) se charger de l'examen préalable de toutes les communications entre l'émetteur et les autorités en valeurs mobilières ou les commissions des valeurs mobilières compétentes.

B. Systèmes de contrôle de communication de l'information financière

Le comité doit faire ce qui suit :

(i) faire rapport au conseil régulièrement, avant la publication par l'émetteur de ses états financiers trimestriels et annuels;

(ii) exiger de la direction qu'elle établisse et maintienne des contrôles internes appropriés, et déployer des efforts raisonnables pour s'assurer du caractère adéquat des politiques de l'émetteur relatives à la gestion du risque et à la conservation des actifs ainsi qu'au respect des exigences des lois et des règlements;

(iii) chaque année, en consultation avec la direction, le vérificateur indépendant et, s'il en est, le membre de la direction ou l'employé chargé de la vérification interne, examiner et évaluer le caractère adéquat et l'intégrité des procédures et des contrôles internes de communication de l'information financière consolidée de l'émetteur, et discuter des expositions importantes au risque financier et des mesures que la direction a prises pour les surveiller, les contrôler et les signaler;

(iv) s'il y a lieu, rencontrer individuellement le personnel responsable de la vérification interne pour discuter de questions qui, de l'avis du comité ou du vérificateur indépendant, doivent être traitées à huis clos;

(v) présenter au conseil d'administration de l'émetteur, ainsi qu'aux conseils d'administration de ses filiales, les recommandations que le comité peut avoir à formuler à l'occasion (pour donner suite à ses propres demandes ou à celles des conseillers dont les services ont été retenus par le comité) à l'égard de la communication de l'information financière, des méthodes et conventions comptables et des contrôles internes;

(vi) étudier les rapports des membres de la haute direction de l'émetteur et de ses filiales qui exposent les changements importants touchant les risques financiers auxquels l'émetteur est exposé;

(vii) examiner la lettre de recommandations du vérificateur indépendant et les réponses aux suggestions qui y sont faites;

(viii) revoir les nouvelles nominations à des postes de haute direction de l'émetteur et de ses filiales qui comportent des responsabilités en matière de communication de l'information financière;

(ix) s'assurer que des méthodes adéquates sont en place pour examiner la communication, par l'émetteur, de l'information financière extraite ou tirée de ses états financiers consolidés (autre que l'information présentée dans les états financiers, les rapports de gestion et les communiqués de presse concernant les résultats) et évaluer périodiquement le caractère adéquat de ces procédures;

(x) établir une politique écrite en ce qui concerne :

a) la réception, la conservation et le traitement des plaintes reçues par l'émetteur ou ses filiales au sujet de la comptabilité, des contrôles comptables internes ou de la vérification;

b) l'envoi confidentiel, sous le couvert de l'anonymat, par des employés de l'émetteur ou de ses filiales, de préoccupations touchant des points discutables en matière de comptabilité ou de vérification;

(xi) établir ou examiner et approuver les politiques d'engagement de l'émetteur (et celles de chacune de ses filiales) à l'égard des associés, des employés et des anciens associés et employés des vérificateurs indépendants actuels et anciens de l'émetteur;

(xii) obtenir une garantie de la part du vérificateur indépendant à l'égard de l'environnement de contrôle global et du caractère adéquat des contrôles du système comptable.

C. Vérificateur indépendant

Le comité doit faire ce qui suit :

(i) obtenir du vérificateur indépendant une confirmation de son obligation de rendre des comptes au comité de vérification du conseil et de lui faire rapport directement;

(ii) examiner le plan de vérification avec le vérificateur indépendant;

(iii) examiner régulièrement le rendement, la qualification et l'indépendance du vérificateur indépendant, ainsi que la compétence et la réactivité de chaque associé affecté au compte de l'émetteur;

(iv) discuter à huis clos avec le vérificateur indépendant des points touchant le déroulement de sa mission et d'autres points relatifs à l'entreprise;

(v) recommander chaque année au conseil d'administration de l'émetteur de maintenir en fonction ou de remplacer le vérificateur indépendant devant être nommé en vue d'établir ou de délivrer un rapport de vérification ou de rendre d'autres services de vérification, d'examen ou d'attestation à l'émetteur, et faire des recommandations au sujet de la rémunération du vérificateur indépendant;

(vi) s'il est prévu de remplacer le vérificateur indépendant, examiner toutes les questions liées au changement et les mesures prévues pour effectuer une transition ordonnée;

(vii) examiner chaque année les modalités de la mission et la rémunération du vérificateur indépendant et recommander aux actionnaires de les approuver;

(viii) surveiller les travaux du vérificateur indépendant engagé pour établir ou délivrer un rapport de vérification ou rendre d'autres services de vérification, d'examen ou d'attestation à l'émetteur, y compris la résolution de désaccords entre la direction et le vérificateur indépendant au sujet de la communication de l'information financière;

(ix) discuter avec le vérificateur indépendant de l'émetteur de la qualité des principes comptables de l'émetteur et non seulement de leur acceptabilité;

(x) rencontrer régulièrement le vérificateur indépendant de l'émetteur en l'absence de la direction;

(xi) faire part à l'occasion au vérificateur indépendant de l'émetteur de ses attentes, notamment que le vérificateur indépendant doit : (i) porter à l'attention du comité les désaccords importants avec la direction, (ii) rendre des comptes au comité et au conseil, à titre de représentant des actionnaires, et faire rapport directement au comité, (iii) faire rapport au comité de toute irrégularité touchant l'information financière, (iv) expliquer ses méthodes de vérification ou d'examen de l'information financière de l'émetteur, (v) informer le comité des changements importants apportés aux méthodes ou aux traitements comptables de l'émetteur, (vi) faire part au comité des réserves qu'il peut avoir concernant les états financiers ou son accès aux documents et/ou aux personnes au cours de l'examen ou de la vérification de ces états et (vii) signaler tout conflit d'intérêts qui se produit durant sa mission.

Structure

- Le comité désigne l'un de ses membres pour agir à titre de président du comité. Le président nomme un secrétaire qui dresse le procès-verbal de toutes les réunions (le « **secrétaire** »). Le secrétaire n'est pas tenu d'être membre du comité ou administrateur et peut être remplacé sur simple avis du président du comité.

- Le comité se réunit aussi souvent que cela est nécessaire pour s'acquitter de ses responsabilités, mais, dans tous les cas, il se réunit au moins une fois tous les trimestres. Les réunions se tiennent sur convocation du président du comité. Malgré les dispositions qui précèdent, le vérificateur indépendant de l'émetteur ou tout membre du comité peut convoquer une réunion du comité par préavis d'au moins 48 heures, à moins qu'un délai plus court ne soit justifié.

- Le comité ne peut délibérer d'aucune question autrement que dans le cadre d'une réunion de ses membres à laquelle le quorum est atteint ou par voie de résolution écrite signée par tous les membres du comité. La

majorité des membres du comité constitue le quorum; toutefois, si le comité se compose d'un nombre pair de membres, la moitié des membres plus un constitue le quorum.

- Tout membre du comité peut être destitué ou remplacé à tout moment par le conseil d'administration de l'émetteur, et tout membre du comité perd cette qualité dès qu'il cesse d'être administrateur. Sous réserve des dispositions précédentes, chaque membre du comité exerce ses fonctions jusqu'à l'assemblée annuelle des actionnaires qui suit son élection au comité.

- Le vérificateur indépendant de l'émetteur a le droit de recevoir un avis de convocation à toutes les réunions du comité ainsi que d'y assister et de s'y faire entendre aux frais de l'émetteur.

- La date et le lieu des réunions du comité ainsi que la convocation à ces réunions et la procédure à y suivre à tous égards sont déterminés par le comité, sauf décision contraire du conseil d'administration prise par voie de résolution.

- Les membres du comité ont le droit de recevoir, à ce titre, la rémunération que le conseil d'administration peut fixer à l'occasion.

Président du comité

Le président du comité (le « **président** ») doit veiller à ce que le comité travaille avec efficacité.

Le président du comité doit faire ce qui suit :

- établir les méthodes de travail du comité et s'assurer que celui-ci s'acquitte pleinement de ses fonctions, notamment les suivantes :

    - établir l'ordre du jour des réunions du comité en collaboration avec l'administrateur principal du conseil d'administration, le chef de la direction, le chef des finances et les autres membres de la direction, au besoin;

    - recueillir auprès de la direction les renseignements dont le comité a besoin pour s'acquitter de ses fonctions;

    - s'assurer que tous les points que le comité doit approuver ou recommander au conseil d'administration sont correctement soumis à la discussion;

    - s'assurer que l'information est acheminée correctement au comité et vérifier si les documents requis sont judicieux et acheminés au bon moment;

    - s'assurer que les conseillers externes dont le comité a retenu ou doit retenir les services possèdent les compétences requises et sont indépendants;

    - s'assurer que le comité a accès aux membres de la haute direction au besoin;

    - s'assurer que le comité et les vérificateurs internes et externes entretiennent des relations ouvertes et franches;

    - appuyer l'indépendance du vérificateur externe par rapport à la direction;

- discuter au besoin avec le président du comité de la rémunération, des candidatures et de la gouvernance des compétences, de l'expérience et des aptitudes dont le comité a besoin de manière continue;

- présider toutes les réunions du comité et favoriser une discussion ouverte et franche au cours de ces réunions;

- faire rapport au conseil d'administration au nom du comité;

- assister à toutes les assemblées de porteurs de titres et répondre aux questions que ceux-ci pourraient poser au président du comité de vérification;

- s'acquitter de toutes les autres fonctions demandées par le conseil, selon les besoins et les circonstances.

<u>Services non liés à la vérification du vérificateur indépendant</u>

Le comité examine au moins une fois par année les services non liés à la vérification rendus par le vérificateur indépendant de l'émetteur en vue de s'assurer que la prestation de ces services ne compromet pas l'indépendance du vérificateur indépendant, et il approuve au préalable tous les services non liés à la vérification que le vérificateur indépendant de l'émetteur ou celui de ses filiales doivent rendre à l'émetteur ou à ses filiales; toutefois, pour s'acquitter de cette obligation, le comité peut déléguer à un ou à plusieurs de ses membres indépendants le pouvoir d'approuver au préalable les services non liés à la vérification. L'approbation préalable de services non liés à la vérification par un membre à qui le comité a délégué ce pouvoir doit être présentée à l'ensemble du comité à sa première réunion régulière qui suit l'approbation.

Le comité satisfait à l'obligation d'approbation préalable lorsque : a) on peut raisonnablement s'attendre à ce que le montant total de tous les services non liés à la vérification qui n'ont pas été approuvés au préalable ne représente pas plus de 5 % du montant total des honoraires versés par l'émetteur et ses filiales au vérificateur indépendant de l'émetteur au cours de l'exercice pendant lequel les services sont rendus; b) l'émetteur ou la filiale de l'émetteur n'a pas reconnu les services comme des services non liés à la vérification au moment de la mission et c) les services sont portés sans délai à l'attention du comité et approuvés, avant l'achèvement de la vérification, par le comité ou par un ou plusieurs de ses membres auxquels le comité a délégué le pouvoir d'accorder ces approbations.

<u>Conseils indépendants</u>

Pour s'acquitter de son mandat, le comité a le pouvoir de retenir les services et de recevoir des conseils de conseillers juridiques ou comptables spéciaux, ou d'autres conseillers spéciaux, aux frais de l'émetteur, et d'établir et de payer la rémunération de ces conseillers.

<u>Évaluation annuelle</u>

Au moins une fois par année, le comité doit, de la façon qu'il juge appropriée :

- effectuer un examen et une évaluation du rendement du comité et de ses membres, notamment en ce qui a trait à la conformité du comité à ses règles;

- examiner et évaluer le caractère adéquat de ses règles et recommander au conseil d'administration de l'émetteur de leur apporter les améliorations que le comité juge opportunes.

<u>Limitation</u>

Aucune disposition des présentes règles n'a pour objet ni pour effet de limiter ou de compromettre le pouvoir ou la responsabilité de prise de décision indépendante conférés aux administrateurs ou aux gestionnaires d'une filiale de l'émetteur aux termes de la législation applicable.

Restrictions des fonctions du comité

Sauf stipulation contraire dans la législation applicable, y compris dans le règlement sur le comité de vérification, en aidant le comité à s'acquitter de ses fonctions aux termes des présentes règles, chaque membre du comité n'est tenu d'agir qu'avec le soin, la diligence et la compétence dont ferait preuve, en pareilles circonstances, une personne raisonnablement prudente. Aucune disposition des présentes règles n'a pour but d'imposer à un membre du comité des normes de soin ou de diligence pouvant être d'une manière quelconque plus élevées ou étendues que celles auxquelles sont assujettis les administrateurs de l'émetteur ni ne doit être interprétée comme tel.

Sauf stipulation contraire dans la législation applicable, y compris dans le règlement sur le comité de vérification, le comité n'a pas pour fonction de dresser les états financiers ou de s'assurer qu'ils sont exacts et exempts d'erreurs et d'omissions, de planifier ou d'effectuer les vérifications, de déterminer si les états financiers sont complets et exacts et s'ils sont conformes aux principes comptables généralement reconnus du Canada, de mener des enquêtes ou de s'assurer de la conformité avec la législation et la réglementation ou avec les politiques, procédures et contrôles internes de l'émetteur. Ces fonctions relèvent plutôt de la direction et, dans certains cas, des vérificateurs externes. Aucune disposition des présentes règles n'a pour but de rendre le comité responsable de quelque manquement de l'émetteur à l'égard de la législation ou de la réglementation applicables.

Le comité est un comité du conseil d'administration; il n'est pas un mandataire des porteurs de titres ou des créanciers de l'émetteur à quelque fin que ce soit et il ne saurait être considéré comme tel. Le conseil d'administration peut, à l'occasion, permettre qu'il y ait dérogation aux modalités énoncées dans les présentes, de manière prospective ou rétrospective, et aucune disposition contenue dans les présentes ne saurait créer de responsabilité civile envers les porteurs de titres de l'émetteur ou quelque autre responsabilité que ce soit.

Sauf stipulation contraire dans la législation applicable, y compris dans le règlement sur le comité de vérification, et à moins d'avoir connaissance d'un fait leur dictant le contraire, les membres du comité peuvent se fier à ce qui suit : (i) à l'intégrité des personnes et des organismes qui leur fournissent des renseignements; (ii) à l'exactitude et à l'exhaustivité des renseignements fournis; (iii) aux déclarations faites par la direction à l'égard des services non liés à la vérification que les vérificateurs externes fournissent à l'émetteur; (iv) aux états financiers de l'émetteur qui, selon une déclaration d'un membre de la direction ou un rapport écrit des vérificateurs externes, donnent une image fidèle de la situation financière de l'émetteur conformément aux principes comptables généralement reconnus et (v) à tout rapport d'un avocat, d'un comptable, d'un ingénieur, d'un évaluateur ou d'une autre personne dont la profession prête de la crédibilité à une déclaration faite par une telle personne.

Définitions

« **administrateur indépendant** » : un administrateur qui n'a pas de relation importante, directe ou indirecte, avec l'émetteur [1].

« **compétences financières** » : la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables dans l'ensemble à ceux des questions qui sont raisonnablement susceptibles d'être soulevées par les états financiers de l'émetteur.

« **relation importante** » : une relation dont le conseil d'administration de l'émetteur pourrait raisonnablement s'attendre à ce qu'elle nuise à l'indépendance du jugement d'un membre du comité. Sans que soit restreinte la portée générale de ce qui précède, les personnes suivantes sont considérées comme ayant une relation importante avec l'émetteur [2] :

a) une personne qui est ou a été au cours des trois dernières années un membre de la haute direction [3] de l'émetteur;

b) une personne dont un membre de la famille immédiate est ou a été au cours des trois dernières années un membre de la haute direction de l'émetteur;

c) une personne qui :

  (i) est un associé [4] d'un cabinet qui est le vérificateur interne ou externe de l'émetteur,

  (ii) est un employé de ce cabinet,

  (iii) a été au cours des trois dernières années un associé ou un employé de ce cabinet et a participé personnellement à la vérification de l'émetteur pendant cette période;

d) une personne dont le conjoint, la conjointe, l'enfant mineur ou l'enfant mineur issu d'un mariage antérieur du conjoint ou de la conjointe, ou encore l'enfant ou l'enfant issu d'un mariage antérieur du conjoint ou de la conjointe qui partage sa résidence :

  (i) est un associé d'un cabinet qui est le vérificateur interne ou externe de l'émetteur,

  (ii) est un employé de ce cabinet qui participe aux activités de vérification, de certification ou de conformité fiscale (mais non de planification fiscale) de l'émetteur;

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1 Pour l'application des définitions des termes « administrateur indépendant » et « relation importante » sous la présente rubrique, le terme « émetteur » comprend une filiale de l'émetteur et une société mère de l'émetteur, selon le cas.

2 Une personne ne sera pas considérée comme ayant une relation importante avec l'émetteur du seul fait qu'elle ait eu une relation visée par la présente définition si cette relation a pris fin avant le 30 mars 2004 (ou avant le 30 juin 2005 si la relation existait à l'égard d'une filiale ou d'une société mère de l'émetteur). Une personne ne sera pas considérée comme ayant une relation importante avec l'émetteur du seul fait qu'elle ou qu'un membre de sa famille immédiate ait déjà agi à titre de chef de la direction par intérim de l'émetteur, ou agisse ou ait déjà agi à titre de président ou de vice-président à temps partiel du conseil d'administration ou d'un comité du conseil de l'émetteur.

3 Un « membre de la haute direction » s'entend de toute personne qui joue un rôle d'élaboration des politiques à l'égard de l'entité.

4 Un associé ne comprend pas un associé à revenu fixe n'ayant pas d'autres droits dans le cabinet qui est le vérificateur interne ou externe de l'émetteur que celui de recevoir des montants fixes de rémunération (y compris une rémunération différée) pour des services passés auprès de ce cabinet si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

(iii) a été au cours des trois dernières années un associé ou un employé de ce cabinet et a participé personnellement à la vérification de l'émetteur pendant cette période;

e) une personne qui est ou a été, ou dont un membre de la famille immédiate est ou a été, au cours des trois dernières années, un membre de la haute direction d'une entité si l'un des membres de la haute direction actuels de l'émetteur siège ou à siégé parallèlement au comité de la rémunération de cette entité;

f) une personne qui a reçu, ou dont un membre de la famille immédiate qui est un membre de la haute direction de l'émetteur a reçu, une rémunération directe [5] de plus de 75 000 $ de l'émetteur durant toute période de 12 mois au cours des trois dernières années [6].

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[5] La rémunération directe exclut ce qui suit : a) la rémunération touchée à titre de membre du conseil d'administration ou d'un comité du conseil de l'émetteur et b) la réception de montants fixes de rémunération dans le cadre d'un régime de retraite (y compris une rémunération différée) pour des services passés auprès de l'émetteur si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

[6] Une personne est considérée comme ayant une relation importante avec l'émetteur si : a) elle a avec l'émetteur une relation dans le cadre de laquelle elle peut accepter, directement ou indirectement, des honoraires de consultation, de conseil ou d'autres honoraires de l'émetteur ou d'une filiale de l'émetteur, sauf la rémunération touchée à titre de membre du conseil d'administration ou d'un comité du conseil, ou à titre de président ou de vice-président à temps partiel du conseil ou d'un comité du conseil ou b) elle est un membre du même groupe que l'émetteur ou qu'une de ses filiales. L'acceptation indirecte par une personne d'honoraires de consultation, de conseil ou d'autres honoraires comprend, selon le cas, l'acceptation d'une rémunération : a) par son conjoint, sa conjointe, son enfant mineur ou un enfant mineur issu d'un mariage antérieur de son conjoint ou de sa conjointe, ou encore par son enfant ou un enfant issu d'un mariage antérieur de son conjoint ou de sa conjointe qui partage sa résidence; b) par une entité dont elle est associée, membre, membre de la direction (comme un directeur général occupant un poste comparable) ou membre de la haute direction (sauf les commanditaires, associés non directeurs et ceux qui occupent des postes analogues, pour autant que, dans chaque cas, ils n'aient pas de rôle actif dans la prestation de services à l'entité), ou encore par une entité où elle occupe un poste analogue, et qui fournit des services comptables, de consultation, juridiques, de financement ou de conseil financier à l'émetteur ou à une filiale de l'émetteur. Les autres honoraires ne comprennent pas la réception de montants fixes de rémunération dans le cadre d'un régime de retraite (y compris une rémunération différée) pour des services passés auprès de l'émetteur ou de ses filiales, si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

RAPPORT DE GESTION

Le rapport de gestion de Student Transportation of America Ltd. qui suit complète les états financiers annuels vérifiés et les notes y afférentes pour la période terminée le 30 juin 2006 et doit être lu avec ceux-ci. Ces états financiers sont disponibles sur le site de SEDAR à l'adresse www.sedar.com. Les états financiers de Student Transportation of America Ltd. sont préparés conformément aux principes comptables généralement reconnus (« PCGR ») du Canada. L'information présentée dans le présent rapport de gestion est en date du 25 septembre 2006. On trouve des renseignements additionnels sur Student Transportation of America Ltd., de même que la notice annuelle que cette dernière a déposée, sur le site de SEDAR à l'adresse www.sedar.com.

Généralités

Student Transportation of America Ltd. (« STA » ou la « société ») est une société constituée en vertu des lois de la province d'Ontario. STA a été constituée en société le 22 septembre 2004 et, pendant la période du 22 septembre 2004 au 21 décembre 2004, était inactive. STA, avec sa filiale indirecte Student Transportation of America ULC (« STA ULC », STA ULC et STA ensemble constituant l'« émetteur »), a réalisé un premier appel public à l'épargne (« placement de titres IPS ») le 21 décembre 2004 au moyen de l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (« titres IPS »). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC (les « billets subordonnés »). Parallèlement au placement de titres IPS, STA ULC a émis, dans le cadre d'un placement privé, des billets subordonnés distincts à 14 % (les « billets subordonnés distincts » et, collectivement avec les billets subordonnés, les « billets ») et l'émetteur, par l'intermédiaire d'une filiale, a conclu une facilité de crédit bancaire avec un groupe de prêteurs (collectivement avec le placement de titres IPS, les « opérations sur titres IPS »). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires attribuée relativement au placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a réalisé une émission ultérieure de 1 160 414 titres IPS. STA et STA ULC ont affecté le produit net du placement de titres IPS jumelé à l'exercice de l'option aux fins d'attributions excédentaires à l'acquisition respectivement de la totalité des actions ordinaires de catégorie A et de la totalité des actions privilégiées de Student Transportation of America Holdings, Inc. (« STA Holdings »). Certains investisseurs existants de STA Inc. (les « investisseurs existants ») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings au moment du placement de titres IPS.

Les porteurs des actions de catégorie B ont le droit de recevoir des dividendes, établis et déclarés par le conseil d'administration de STA Holdings, à peu près équivalents aux distributions par titre IPS reçues par les porteurs de titres IPS. Les actions de catégorie B détenues par les investisseurs existants confèrent le droit (le « droit de négociation »), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'entamer des négociations en toute bonne foi visant l'achat des actions de catégorie B détenues par les investisseurs existants. À l'exercice du droit de négociation, si la société ne rachète pas les actions de catégorie B détenues par les investisseurs existants, le dividende sur ces actions augmentera dans une proportion de 10 % (ce droit des investisseurs existants à un dividende majoré est appelé le « dividende majoré »). Les modalités des actions de catégorie B confèrent à la société le droit (le « droit de rachat ») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de racheter, aux fins d'annulation, les actions de catégorie B en circulation.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS en vertu d'une opération de placement privé d'acquisition ferme avec un consortium de preneurs fermes (le « placement privé ») pour un produit au comptant brut total de 37 200 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été entièrement affecté au remboursement de la dette liée à la facilité de crédit. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels en vertu du placement privé comprend l'émission de billets subordonnés additionnels de 10,0 millions de dollars (11,9 millions de dollars CA) relativement aux titres IPS émis.

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une opération d'acquisition ferme conclue avec un consortium de preneurs fermes (l'« acquisition ferme ») pour un produit au comptant brut total de 60 025 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été affecté au remboursement de la

dette existante liée à la facilité de crédit engagée relativement à des acquisitions récentes (y compris Positive Connections, Inc. et Liftlock Coach Lines Limited), au financement des besoins en investissement relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir et aux fins générales du siège social. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels dans le cadre de l'acquisition ferme comprend l'émission de billets subordonnés additionnels de 16,9 millions de dollars (18,8 millions de dollars CA) dans le cadre des titres IPS émis.

Le 8 décembre 2005, à l'assemblée générale annuelle, les actionnaires de la société ont approuvé l'adoption, par STA Holdings, du régime incitatif à base d'actions (le « régime ») de STA Holdings. Le régime vise a) à harmoniser les intérêts d'employés et de cadres choisis de STA Holdings et de ses sociétés affiliées (les « participants ») avec ceux des porteurs de titres IPS, b) à optimiser la rentabilité et la croissance de STA Holdings et de ses sociétés affiliées au moyen d'incitatifs conformes aux objectifs de la société, c) à fournir aux participants une mesure incitative pour l'excellence du rendement personnel, et d) à promouvoir le travail d'équipe parmi les employés, les cadres et les consultants. En vertu du régime, les options sur actions, les droits à la plus-value d'actions, les actions subalternes, les parts fondées sur le rendement, les actions à dividende différé, les équivalents de dividendes ou d'autres attributions à base d'actions peuvent être attribués comme il est défini dans le régime. Au cours de l'exercice 2006, les actions subalternes de catégorie B ont constitué les seules attributions en vertu du régime. Les actions subalternes ne sont pas transférables et peuvent être frappées de déchéance si l'employé ne respecte pas certaines conditions incluses dans la convention d'attribution applicable. Les actions de catégorie B émises en vertu du régime ne comportent pas de droit de négociation ni ne donnent droit à un dividende majoré. Afin d'établir une distinction entre les actions de catégorie B détenues par les investisseurs existants et les actions de catégorie B qui peuvent être émises en vertu du régime, STA Holdings a modifié son certificat de constitution le 30 mars 2006 pour diviser les 2 000 000 d'actions de catégorie B dont l'émission est autorisée en 873 000 actions de catégorie B, série Un, et 1 127 000 actions de catégorie B, série Deux, ces dernières étant disponibles pour utilisation dans le cadre de l'attribution d'actions en vertu du régime. Les deux catégories sont de même rang à tous les égards sauf que les actions de catégorie B, série Deux ne comportent pas de droit de négociation ni ne confèrent le droit à un dividende majoré. Un nombre maximal de 717 747 actions ordinaires de catégorie B, série Deux est disponible pour émission relativement aux attributions en vertu du régime.

Le 5 avril 2006, STA Holdings a attribué 133 549 actions ordinaires de catégorie B, série Deux, en vertu du régime. La société a constaté une charge de rémunération à base d'actions hors caisse de 0,9 million de dollars liée à l'attribution des 133 549 actions subalternes du 5 avril 2006 au cours du trimestre terminé le 30 juin 2006. L'émission des actions ordinaires de catégorie B, série Deux représente une participation minoritaire additionnelle dans la société. Relativement à ces attributions d'actions en vertu du régime le 5 avril 2004, un total de 27 165 actions ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. À ce titre, 106 384 actions liées à ces attributions demeurent en circulation au 30 juin 2006.

Au 30 juin 2006, la société détenait une participation de 95,5 % dans STA Holdings par l'intermédiaire de sa propriété des actions de catégorie A de STA Holdings Inc. Avant le placement privé et l'acquisition ferme, la société détenait une participation de 93,6 % dans STA Holdings.

STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America, Inc. (« STA, Inc. »), est le cinquième fournisseur de transport scolaire par autobus en importance en Amérique du Nord.

Résultats d'exploitation (en milliers de dollars US, sauf les données par action)

Les états financiers du trimestre et de l'exercice terminés le 30 juin 2006 reflètent l'exploitation de la société à titre de société ouverte. Puisque l'exploitation de la société a débuté le 21 décembre 2004 à la réalisation de son PAPE, la période à compter de la création jusqu'au 30 juin 2005 (qui fait partie de l'exercice 2005) représente 192 jours d'exploitation à titre de société ouverte. Il n'existe pas d'états financiers pour la période antérieure au commencement de l'exploitation de la société, soit le 21 décembre 2004, pouvant être utilisés à des fins de comparaison d'ensemble.

Afin de rehausser son utilité, le présent rapport de gestion compare les résultats de la société à titre de société ouverte pour le trimestre et l'exercice terminés le 30 juin 2006 avec les résultats d'exploitation de la société pour le trimestre et la période de 192 jours terminés le 30 juin 2005 (après le placement de titres IPS) et pour les exercices de STA, Inc. à titre de société fermée avant le placement de titres IPS sur une base cumulée afin d'obtenir les résultats d'exploitation pour l'exercice terminé le 30 juin 2005 au moyen du bénéfice avant impôts sur les bénéfices.

	Trimestres terminés les 30 juin		Exercices terminés les 30 juin			
				192 jours Du 21 déc., au 30 juin	173 jours Du 1er juil. au 20 déc.	Total
	2006	2005	2006			2005
Produits d'exploitation	37 860 $	30 207 $	132 995 $	62 738 $	46 986 $	109 724 $
Coûts et charges						
Charges d'exploitation	27 256	21 334	95 424	43 762	33 792	77 554
Frais d'administration	3 554	2 765	12 802	6 059	4 684	10 743
Rémunération à base d'actions hors caisse	919	-	919	0	157	157
Charge d'amortissement des immobilisations corporelles	4 837	4 140	14 964	8 843	3 500	12 343
Charge d'amortissement des immobilisations incorporelles	1 633	1 765	6 198	3 248	100	3 348
Total des charges d'exploitation	38 199	30 004	130 307	61 912	42 233	104 145
Bénéfice (perte) d'exploitation	(339)	203	2 688	826	4 753	5 579
Intérêts débiteurs	3 548	2 681	13 262	5 727	6 573	12 300
Perte latente (gain latent) sur contrat de change	(2 088)	512	(4 262)	(1 000)	0	(1 000)
(Autre bénéfice) autres charges	11	99	52	86	377	463
Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle	(1 810)	(3 089)	(6 364)	(3 987)	(2 197) $	(6 184) $
Économie d'impôts	(1 083)	(1 063)	(2 695)	(1 418)		
Part des actionnaires sans contrôle	130	64	226	24		
Perte nette	(857) $	(2 090)$	(3 895) $	(2 593) $		
Résultat par action	(0,04) $	(0,16)$	(0,26) $	(0,20) $		

Données du bilan	Exercices terminés les 30 juin 2006	2005
	(en milliers de dollars)	
Total de l'actif	254 179	178 650
Total du passif à long terme	139 471	112 746

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a pas de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui englobe les vacances scolaires estivales. En outre, à la même période, la société engage la majeure partie de ses dépenses en immobilisations de remplacement ainsi que les investissements en capital relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir. Par le passé, ces sorties de fonds ont été financées au moyen d'emprunts sur la facilité de crédit de la société.

Trimestre terminé le 30 juin 2006 comparativement au trimestre terminé le 30 juin 2005

Produits d'exploitation : Les produits d'exploitation du quatrième trimestre de l'exercice 2006 se sont établis à 37,9 millions de dollars comparativement à 30,2 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 7,7 millions de dollars, ou 25,3 %. Au cours de l'exercice considéré, la société a clôturé huit acquisitions (deux en avril 2006) et a amorcé ses activités dans le cadre de trois nouveaux contrats obtenus à la suite d'appels d'offres. En outre, la société n'a pas renouvelé deux contrats pour l'exercice 2006.

Ces acquisitions et nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 8,5 millions de dollars de la croissance des nouvelles activités, en partie contrebalancée par une réduction de 0,6 million de dollars des produits découlant de deux contrats non inclus dans les résultats du quatrième trimestre de l'exercice 2006. La société a aussi affiché un recul de ses produits de 0,4 million de dollars en raison d'une modification apportée au calendrier des cours d'été, de juin 2006 à juillet 2006, dans deux sites californiens. L'augmentation résiduelle de 0,2 million de dollars des produits d'exploitation s'explique tant par les hausses des tarifs des contrats que par l'augmentation des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation du quatrième trimestre de l'exercice 2006 ont été de 27,3 millions de dollars comparativement à 21,3 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 5,9 millions de dollars, ou 27,8 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 5,6 millions de dollars de l'augmentation totale des charges d'exploitation, en partie contrebalancée par une réduction de 0,5 million de dollars découlant de deux contrats non inclus dans les résultats du quatrième trimestre de l'exercice 2006. En outre, la société a engagé des coûts de démarrage de 0,3 million de dollars au quatrième trimestre de l'exercice 2006 relativement à l'amorce des activités du contrat obtenu à la suite d'un appel d'offre pour Riverside, en Californie, pour l'année scolaire 2006 – 2007. L'augmentation résiduelle de 0,5 million de dollars des charges d'exploitation, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, a principalement découlé de la hausse du coût du carburant et de l'accroissement des salaires. Pour le quatrième trimestre de l'exercice 2006, le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, a été de 0,3 million de dollars plus élevé qu'au quatrième trimestre de l'exercice 2005, et, exprimé en pourcentage des produits, a augmenté pour s'établir à 7,8 % pour le quatrième trimestre de l'exercice 2006 contre 6,6 % pour le quatrième trimestre de l'exercice 2005. L'incidence de la montée du prix du carburant sur les résultats de la société au cours de l'exercice 2006 a été en partie atténuée par le fait qu'environ 40 % à 45 % de nos contrats comportent des dispositions prévoyant une certaine forme de protection contre les hausses de prix du carburant, allant du remboursement par l'arrondissement scolaire jusqu'à l'achat ferme de carburant par celui-ci. Les salaires, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 0,2 million de dollars, principalement en raison de l'augmentation du salaire des chauffeurs et, exprimés en pourcentage des produits, ont augmenté pour s'établir à 41,5 % au quatrième trimestre de l'exercice 2006 contre 40,5 % pour le quatrième trimestre de l'exercice 2005.

Frais d'administration : Les frais d'administration du quatrième trimestre de l'exercice 2006 se sont fixés à 3,6 millions de dollars comparativement à 2,8 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 0,8 million de dollars, ou 28,5 %. Exprimé en pourcentage des produits, le total des frais d'administration a augmenté pour s'établir à 9,3 % pour le quatrième trimestre de l'exercice 2006, contre 9,2 % pour le quatrième trimestre de l'exercice 2005. Les acquisition et les nouveaux contrats obtenus à la suite d'appels d'offres, de même que les coûts de démarrage, ont représenté 0,4 million de dollars du total de l'augmentation en dollars des frais d'administration, alors que l'augmentation résiduelle de 0,4 million de dollars des frais d'administration, déduction faite des nouvelles activités pour l'exercice 2006, est principalement imputable à la hausse des salaires.

Rémunération à base d'actions hors caisse : La charge de rémunération à base d'actions hors caisse du quatrième trimestre de l'exercice 2006 s'est établie à 0,9 million de dollars. Cette charge hors caisse est liée à l'émission de 133 549 actions subalternes de catégorie B, série Deux de STA Holdings. Ces actions subalternes ont été émises au cours du quatrième trimestre de l'exercice 2006 aux termes des modalités du régime.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelles du quatrième trimestre de l'exercice 2006 s'est fixée à 4,8 millions de dollars comparativement à 4,1 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 0,7 million de dollars. Les véhicules liés aux acquisitions et aux nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 1,0 million de dollars de la charge d'amortissement. La charge d'amortissement exprimée en pourcentage des produits s'est établie à 12,8 % au quatrième trimestre de l'exercice 2006 comparativement à 13,7 % pour le quatrième trimestre de l'exercice 2005.

Charge d'amortissement des immobilisations incorporelles : La charge d'amortissement des immobilisations incorporelles du quatrième trimestre de l'exercice 2006, de 1,6 million de dollars, est demeurée relativement stable comparativement à 1,8 million de dollars pour le quatrième trimestre de l'exercice 2005.

Bénéfice / perte d'exploitation : La perte d'exploitation s'est établie à 0,3 million de dollars pour le quatrième trimestre de l'exercice 2006, comparativement à un bénéfice d'exploitation de 0,2 million de dollars pour le quatrième trimestre de l'exercice 2005, soit un recul de 0,5 million de dollars, découlant surtout des postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs du quatrième trimestre de l'exercice 2006 ont été de 3,5 millions de dollars comparativement à 2,7 millions de dollars pour le quatrième trimestre de l'exercice 2005. L'augmentation des intérêts débiteurs découle principalement d'une hausse d'environ 34,0 millions de dollars du niveau moyen de l'encours de la dette, en partie contrebalancée par un recul du taux d'intérêt moyen pondéré de 0,3 % observé au quatrième trimestre de l'exercice 2006 comparativement au quatrième trimestre de l'exercice 2005.

Gain latent / perte latente sur contrats de change : Un gain latent sur contrats de change de 2,1 millions de dollars pour le quatrième trimestre de l'exercice 2006 et une perte latente sur contrats de change de 0,5 million de dollars pour le quatrième trimestre de l'exercice 2005 reflètent un rajustement de la juste valeur des contrats de change conclus à titre de couvertures économiques de l'exposition au taux de change entre le dollar américain et le dollar canadien des distributions sur les titres IPS.

(Autre bénéfice) autres charges : Pour le quatrième trimestre des exercices 2006 et 2005, les autres charges ont principalement trait à des pertes sur cessions d'actifs.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle s'est fixée à 1,8 million de dollars pour le quatrième trimestre de l'exercice 2006 comparativement à une perte de 3,1 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une amélioration de 1,3 million de dollars. Cette hausse a principalement découlé de la variation de 2,6 millions de dollars du gain latent / de la perte latente sur contrats de change, en partie contrebalancée par le recul de 0,5 million de dollars du bénéfice d'exploitation analysé plus haut, et par la hausse de 0,8 million de dollars des intérêts débiteurs.

Part des actionnaires sans contrôle : Pour le quatrième trimestre de l'exercice 2006, la part des actionnaires sans contrôle s'est établie à 130 milliers de dollars, alors qu'elle s'est fixée à 64 milliers de dollars pour le quatrième trimestre de l'exercice 2005. Ces montants représentent la tranche minoritaire de la perte consolidée, avant part des actionnaires sans contrôle et intérêts débiteurs, liée aux billets subordonnés, pour le quatrième trimestre des exercices 2006 et 2005.

Perte nette : Pour le quatrième trimestre de l'exercice 2006, la perte nette s'est établie à 0,9 million de dollars, ce qui comprend une économie d'impôts de 1,1 million de dollars. La perte nette du quatrième trimestre de l'exercice 2005 s'était fixée à 2,1 millions de dollars, et comprenait une économie d'impôts de 1,1 million de dollars. Le résultat par titre IPS a été de (0,05) $ et de (0,16) $ respectivement pour le quatrième trimestre des exercices 2006 et 2005.

Exercice terminé le 30 juin 2006 comparativement à l'exercice terminé le 30 juin 2005

Produits d'exploitation : Les produits d'exploitation de l'exercice 2006 se sont établis à 132,9 millions de dollars comparativement à 109,7 millions de dollars pour l'exercice 2005, soit une augmentation de 23,3 millions de dollars, ou 21,2 %. À l'exercice 2006, la société a clôturé huit acquisitions et a amorcé ses activités dans le cadre de trois nouveaux contrats obtenus à la suite d'appels d'offres. En outre, la société n'a pas renouvelé deux contrats pour l'exercice 2006.

Ces acquisitions et nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 19,2 millions de dollars de la croissance des nouvelles activités, en partie contrebalancée par une réduction de 2,4 millions de dollars des produits découlant de deux contrats non inclus dans les résultats de l'exercice 2006. La société a aussi affiché un recul de ses produits de 0,4 million de dollars en raison d'une modification apportée au calendrier des cours d'été, de juin 2006 à juillet 2006, dans deux sites californiens. L'augmentation résiduelle de 6,9 million de dollars des produits d'exploitation s'explique tant par les hausses des tarifs des contrats que par l'augmentation des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation de l'exercice 2006 ont été de 95,4 millions de dollars comparativement à 77,5 millions de dollars pour l'exercice 2005, soit une augmentation de 17,9 millions de dollars, ou 23,0 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 12,6 millions de dollars de l'augmentation totale des charges d'exploitation, en partie contrebalancée par une réduction de 2,1 millions de dollars découlant de deux contrats non inclus dans les résultats de l'exercice 2006. En outre, la société a engagé des coûts de démarrage de 0,3 million de dollars au quatrième trimestre de l'exercice 2006 relativement à l'amorce des activités du contrat obtenu à la suite d'un appel d'offres pour Riverside, en Californie, pour l'année scolaire 2006 – 2007. L'augmentation résiduelle de 7,1 millions de dollars des charges d'exploitation, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, a principalement découlé de la hausse des salaires et des avantages sociaux, du coût du carburant et des coûts d'entretien. Les salaires, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 3,5 millions de dollars, principalement en raison de la hausse des produits, et, exprimés en pourcentage des produits, ont augmenté pour se fixer à 41,9 % à l'exercice 2006 contre 41,1 % à l'exercice 2005. Les avantages sociaux, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont affiché une hausse de 1,1 million de dollars, principalement en raison de la hausse des cotisations sociales découlant de l'accroissement des salaires ainsi que de l'augmentation des primes d'assurance contre les accidents du travail, et, exprimés en pourcentage des produits, ont augmenté pour atteindre 10,6 % pour l'exercice 2006 contre 10,2 % pour l'exercice 2005. Le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, a été de 1,7 million de dollars plus élevé qu'à l'exercice 2005, et, exprimé en pourcentage des produits, a augmenté pour s'établir à 7,6 % pour l'exercice 2006 contre 6,5 % pour l'exercice 2005. L'incidence de la montée du prix du carburant sur les résultats de la société au cours de l'exercice 2006 a été en partie atténuée par le fait qu'environ 40 % à 45 % de nos contrats comportent des dispositions prévoyant une certaine forme de protection contre les hausses de prix du carburant, allant du remboursement par l'arrondissement scolaire jusqu'à l'achat ferme de carburant par celui-ci. Les coûts d'entretien, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 0,5 million de dollars, principalement en raison de la hausse des coûts liés aux pièces de rechange au cours de l'exercice 2006. Les coûts d'entretien, exprimés en

pourcentage des produits, ont légèrement augmenté pour s'établir à 5,4 % à l'exercice 2006 contre 5,3 % à l'exercice 2005.

Frais d'administration : Les frais d'administration de l'exercice 2006 se sont fixés à 12,8 millions de dollars comparativement à 10,7 millions de dollars pour l'exercice 2005, soit une augmentation de 2,1 millions de dollars, ou 19,2 %. Exprimé en pourcentage des produits, le total des frais d'administration a reculé pour s'établir à 9,6 % pour l'exercice 2006, contre 9,8 % pour l'exercice 2005. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres, de même que les coûts de démarrage, ont représenté 0,9 million de dollars du total de l'augmentation en dollars des frais d'administration, alors que l'augmentation résiduelle de 1,2 million de dollars des frais d'administration, déduction faite des nouvelles activités pour l'exercice 2006, est principalement imputable à l'accroissement des salaires, des honoraires professionnels et des charges liées aux installations.

Rémunération à base d'actions hors caisse : La charge de rémunération à base d'actions hors caisse de l'exercice 2006 s'est établie à 0,9 million de dollars. Cette charge hors caisse est liée à l'émission de 133 549 actions subalternes de catégorie B, série Deux de STA Holdings Inc. Ces actions subalternes ont été émises au cours du quatrième trimestre de l'exercice 2006 aux termes des modalités du régime. La charge de rémunération hors caisse de l'exercice 2005 a été de 0,2 million de dollars. Cette charge hors caisse est liée à l'augmentation de la juste valeur estimative des options sur actions variables des employés au cours de l'exercice 2005 avant la clôture du placement de titres IPS en vertu de régimes incitatifs à base d'actions existants avant le placement de titres IPS. Les régimes, en vertu desquels les options ont été attribuées, de même que toutes les options, ont pris fin à la clôture du placement de titres IPS.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelles de l'exercice 2006 s'est fixée à 15,0 millions de dollars comparativement à 12,3 millions de dollars pour l'exercice 2005, soit une augmentation de 2,7 millions de dollars. Les véhicules liés aux acquisitions et aux nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 2,2 millions de dollars de la charge d'amortissement. La charge d'amortissement exprimée en pourcentage des produits a augmenté pour s'établir à 11,3 % à l'exercice 2006 comparativement à 11,2 % à l'exercice 2005.

Charge d'amortissement des immobilisations incorporelles : La charge d'amortissement des immobilisations incorporelles de l'exercice 2006 s'est fixée à 6,2 millions de dollars comparativement à 3,3 millions de dollars pour l'exercice 2005, soit une augmentation de 2,9 millions de dollars. L'augmentation de la charge d'amortissement des immobilisations incorporelles représente un exercice complet d'amortissement de droits contractuels et d'engagements formels de non-concurrence liés à la répartition du prix d'achat dans le cadre des opérations sur titres IPS, de même que des acquisitions conclues à l'exercice 2006, comparativement à un exercice partiel d'amortissement de droits contractuels et d'engagements formels de non-concurrence liés à la répartition du prix d'achat dans le cadre des opérations sur titres IPS à compter de la date du PAPE jusqu'à la fin de l'exercice 2005.

Bénéfice (perte) d'exploitation : Le bénéfice d'exploitation s'est établi à 2,7 millions de dollars pour l'exercice 2006, comparativement à un bénéfice d'exploitation de 5,6 millions de dollars pour l'exercice 2005, soit un recul de 3,3 millions de dollars, découlant surtout de l'augmentation de 5,6 millions de dollars de la charge d'amortissement des immobilisations corporelles et incorporelles (liée à la répartition du prix d'achat dans le cadre des opérations sur titres IPS), en partie contrebalancée par les postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs de l'exercice 2006 ont été de 13,3 millions de dollars comparativement à 12,3 millions de dollars pour l'exercice 2005, soit une augmentation de 1,0 million de dollars, ou 7,8 %. Une augmentation d'environ 30,8 millions de dollars du niveau moyen de l'encours de la dette, jumelée à une hausse du taux d'intérêt moyen pondéré de 0,1 %, en partie contrebalancées par un recul d'environ 26,8 millions de dollars du niveau moyen pondéré des actions privilégiées obligatoirement rachetables en circulation, ont représenté l'augmentation nette des intérêts débiteurs. Des dividendes hors caisse sur les actions privilégiées obligatoirement rachetables, reflétés à titre d'intérêts débiteurs à l'exercice 2005, se sont établis à 3,0 millions de dollars relativement aux actions privilégiées obligatoirement rachetables d'un montant moyen pondéré de 26,8 millions de dollars au cours de l'exercice 2005. Ces actions privilégiées obligatoirement rachetables ont été entièrement rachetées en

décembre 2004 dans le cadre du placement de titres IPS et aucun dividende hors caisse sur les actions privilégiées obligatoirement rachetables n'a été comptabilisé au cours de l'exercice 2006.

Gain latent sur contrats de change : Un gain latent sur contrats de change de 4,3 millions de dollars et de 1,0 million de dollars respectivement pour les exercices 2006 et 2005 reflète un rajustement de la juste valeur des contrats de change conclus à titre de couverture économique de l'exposition au taux de change entre le dollar américain et le dollar canadien des distributions sur les titres IPS.

Autres charges : Pour l'exercice 2006, les autres charges ont totalisé 52 milliers de dollars, et ont principalement trait à des pertes sur cessions d'actifs. Pour l'exercice 2005, les autres charges ont totalisé 0,5 million de dollars et ont principalement trait à la charge hors caisse de 0,5 million de dollars liée à une augmentation de la juste valeur de bons de souscription en cours pendant la période. Les bons de souscription en cours pendant l'exercice 2005 ont été entièrement rachetés en décembre 2004 dans le cadre du placement de titres IPS.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle s'est fixée à 6,3 millions de dollars pour l'exercice 2006 comparativement à une perte de 6,2 millions de dollars pour l'exercice 2005, soit une augmentation de 0,1 million de dollars. Cette hausse a principalement découlé de l'augmentation de 5,6 millions de dollars de la charge d'amortissement des immobilisations corporelles et incorporelles (liée à la charge d'amortissement des immobilisations corporelles et incorporelles additionnelle relative aux véhicules liés aux acquisition et aux nouveaux contrats obtenus à la suite d'appels d'offres, ainsi qu'à l'attribution du prix d'achat dans le cadre des opérations sur titres IPS), jumelée à la hausse de 1,0 million de dollars des intérêts débiteurs, en partie contrebalancées par la variation de 3,3 millions de dollars du gain latent sur contrats de change, le recul de 0,4 million de dollars des autres charges et la variation des autres postes d'exploitation analysée plus haut.

Part des actionnaires sans contrôle : Pour l'exercice 2006, la part des actionnaires sans contrôle s'est établie à 0,2 million de dollars, alors que la part des actionnaires sans contrôle pour l'exercice 2005 s'est fixée à 24 milliers de dollars. Ces montants représentent la tranche minoritaire de la perte consolidée, avant part des actionnaires sans contrôle et intérêts débiteurs, liée aux billets subordonnés, pour l'exercice 2006 et l'exercice 2005 après le placement de titres IPS.

Perte nette : Pour l'exercice 2006, la perte nette s'est établie à 3,9 millions de dollars, ce qui comprend une économie d'impôts de 2,7 millions de dollars. La perte nette de l'exercice 2005 s'était fixée à 4,8 millions de dollars, et comprenait une économie d'impôts de 1,4 million de dollars. Le résultat par titre IPS a été de (0,25) $ pour l'exercice 2006 et de (0,20) $ pour l'exercice 2005 après le placement de titres IPS.

Situation de trésorerie et sources de financement

La société a conclu un contrat d'emprunt relatif au placement de titres IPS qui se compose d'une facilité de crédit à terme de 31,0 millions de dollars, d'une facilité de crédit renouvelable de 25,0 millions de dollars et d'une facilité de crédit aux fins d'acquisition de 15,0 millions de dollars. La facilité de crédit aux fins d'acquisition sert à financer les acquisitions et les investissements effectués en vertu de nouveaux contrats productifs et de nouvelles offres publiques. Au cours de l'exercice 2006, la société a apporté plusieurs modifications au contrat d'emprunt : i) fournir 15,0 millions de dollars supplémentaires dans le cadre d'une facilité de crédit aux fins d'acquisition, ii) mettre en place une nouvelle facilité de crédit renouvelable de 3,0 millions de dollars canadiens et une facilité de crédit aux fins d'acquisition de 10,0 millions de dollars canadiens pour financer l'introduction de la société sur le marché canadien, iii) réviser les dispositions relatives au paiement régulier des intérêts et des dividendes pendant les périodes intermédiaires en fonction du caractère saisonnier des flux de trésorerie de la société et de la constatation partielle des flux de trésorerie associés à la croissance de la société pendant ces périodes intermédiaires, iv) réduire le ratio de levier financier de premier rang de 2,50 à 2,25 en vigueur du 1er octobre 2005 au 1er octobre 2006, et v) assurer des réductions de taux d'intérêt (réductions des marges applicables) de 75 points de base en date du 30 mars 2006 et de 75 points de base additionnels en date du 15 juin 2006. Les nouvelles facilités de prêt libellées en dollars canadiens ont été établies aux fins de financer l'entrée de la société sur le marché canadien.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé pour un produit au comptant brut totalisant 37 200 000 $ CA. Le produit net (déduction faite des commissions et frais) a été entièrement affecté au remboursement de la dette liée à la facilité de crédit. Chaque titre IPS émis en vertu du placement privé consistait en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels en vertu du placement privé comprenait des billets subordonnés additionnels de 10,0 millions de dollars (11,9 millions de dollars CA).

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une acquisition ferme pour un produit au comptant brut totalisant 60 025 000 $ CA. Le produit net (déduction faite des commissions et des frais) a servi à rembourser la dette liée à une facilité de crédit consentie dans le cadre d'acquisitions récentes (notamment Positive Connections, Inc. et Loftlock Coach Lines Limited), pour financer les nouvelles offres publiques et les attributions de contrats au cours de la prochaine année scolaire et aux fins générales de l'entreprise. Chaque titre IPS émis dans le cadre de l'acquisition ferme consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels en vertu de l'acquisition ferme comprend une autre tranche de 16,9 millions de dollars (18,8 millions de dollars CA) de billets subordonnés.

Le 1er juillet 2005, la société a fait l'acquisition de nouveaux contrats productifs et de certains actifs de A&E West Coast Transport, Inc., de la région de San Jose et de Silicon Valley, en Californie, et a fusionné ces contrats avec les activités d'exploitation déjà existantes dans cette région. En juillet 2005, elle a décroché de nouveaux contrats productifs et de nouveaux contrats obtenus à la suite d'appels d'offres dans les états du Connecticut, du New Jersey, du Vermont et de New York pour l'année scolaire 2005-2006. La société a également conclu huit acquisitions au cours de l'exercice 2006, à savoir :

- 29 juillet 2005 – division d'autobus scolaires d'Ayr Coach Lines, en Ontario, au Canada.
- 23 septembre 2005 – James O. Sacks, Inc. de Collegeville, en Pennsylvanie.
- 4 novembre 2005 – Byrd Yeany Busing, Inc. de Mayport, en Pennsylvanie.
- 9 novembre 2005 – Hudson Bus Lines, Inc. de Lewiston, dans le Maine.
- 20 décembre 2005 – Toshmar Bus Lines Ltd. en Ontario, au Canada.
- 8 mars 2006 – Liftlock Coach Lines Limited et R. Bennett Bus Lines Ltd. (collectivement, «Liftlock»), en Ontario, au Canada.
- 18 avril 2006 – McCrillis Transportation Inc. de Portsmouth, au New Hampshire.
- 1er mai 2006 – Positive Connections, Inc. («PCI»), en Illinois et au Minnesota.

Les flux de trésorerie affectés aux acquisitions, jumelés aux sorties de fonds à ce jour pour les véhicules acquis aux fins de générer de nouveaux produits et après l'obtention de contrats à la suite d'appels d'offres, ont initialement été financés au moyen d'emprunts à même les facilités de crédit aux fins d'acquisition de la convention de crédit. Le produit net du placement privé du 25 octobre 2005 et de l'acquisition ferme du 14 juin 2006 a été affecté au remboursement de la totalité des emprunts sur la facilité de crédit aux fins d'acquisition en cours à ces dates. Par conséquent, la disponibilité d'emprunt en vertu des facilités de crédit aux fins d'acquisition de la convention de crédit était d'environ 38,9 millions de dollars au 30 juin 2006.

Au cours de l'exercice 2006, la société a généré des flux de trésorerie d'exploitation nets de 12,8 millions de dollars. Les activités d'investissement de la société pour l'exercice 2006 ont nécessité l'affectation de flux de trésorerie de 65,6 millions de dollars. Ces activités d'investissement comprennent i) les acquisitions clôturées au cours de l'exercice 2006, ii) les dépenses en immobilisations liées aux nouveaux contrats obtenus à la suite d'appels d'offres et aux nouveaux contrats productifs additionnels attribués aux terminaux existants de 17,4 millions de dollars, et iii) des dépenses nettes de 5,1 millions de dollars relativement à des dépenses en immobilisations de remplacement. Les activités de financement de la société pour l'exercice 2006 se sont traduites par des flux de trésorerie de 58,8 millions de dollars. Ces activités de financement comprenaient i) un produit net de 29,5 millions de dollars tiré de l'émission de titres IPS additionnels en octobre 2005 et un produit net de 50,4 millions de dollars tiré de l'émission de titres IPS additionnels en juin 2006, qui comprennent des frais d'émission de titres d'emprunt de 1,6 million de dollars liés à ces placements, ii) un produit de 50,2 millions de dollars tiré d'emprunts sur les facilités de crédit aux fins d'acquisition en vertu de la convention de crédit de la société pour financer les dépenses de croissances liées aux huit acquisitions, à trois nouveaux contrats obtenus à la suite d'appels d'offres et à d'autres nouveaux contrats productifs obtenus à

l'exercice 2006 sur une base intermédiaire, iii) un remboursement de 57,5 millions de dollars de la facilité de crédit de premier rang de la société (facilités de prêt aux fins d'acquisition et remboursement anticipé d'un prêt à terme), iv) un remboursement net de 5,4 millions de dollars des facilités de prêt renouvelables en vertu de la convention de crédit, et v) un remboursement de 0,5 million de dollars de la dette du vendeur, des frais d'émission d'autres titres d'emprunt de 0,6 million de dollars et des paiements de dividendes de 7,3 millions de dollars effectués au cours de l'exercice 2006.

Au 30 juin 2006, l'encours de la dette en vertu de la convention de crédit s'établissait à 24,3 millions de dollars. La société avait des emprunts disponibles d'environ 26,7 millions de dollars et 38,9 millions de dollars respectivement en vertu des facilités de crédit renouvelables et des facilités de crédit aux fins d'acquisition du contrat d'emprunt. En outre, au 30 juin 2006, l'encours de la dette comprenait des billets d'environ 4,5 millions de dollars dus à des anciens propriétaires et du financement de matériel, ainsi que des billets subordonnés et billets subordonnés distincts de 80,5 millions de dollars. Le contrat d'emprunt vient à échéance le 21 décembre 2007 alors que les billets subordonnés et les billets subordonnés distincts ont une durée de 12 ans et viennent à échéance et seront dus le 21 décembre 2016. Les billets dus à des anciens propriétaires et les montants découlant du financement de matériel ont des dates d'échéance diverses jusqu'à l'exercice 2008.

La société prévoit être en mesure de renouveler ou de refinancer les diverses facilités de prêt lorsqu'elles viendront à échéance aux taux alors en vigueur sur le marché. Au 30 juin 2006, la société n'avait pas d'obligation hors bilan ou d'autres obligations semblables.

Au 30 juin 2006, nous exploitions une flotte d'environ 4 000 véhicules. Nous consommons de grandes quantités de carburant dans le cadre de nos activités. Rien ne garantit que nous serons en mesure de nous protéger de façon appropriée contre des augmentations de ces coûts à l'exception de ce qui est prévu aux contrats.

Le 1er mai 2006, la société a réalisé l'acquisition de la société Positive Connections, Inc. (« PCI ») située en Illinois. L'acquisition a ajouté 400 véhicules et a établi une nouvelle plateforme d'activités et de croissance dans le MidWest, ajoutant six emplacements au sein de deux États, l'Illinois et le Minnesota. La convention d'achat et de vente de PCI comprend une disposition de paiement éventuel du prix d'achat liée à l'attribution de deux contrats productifs additionnels visant des services pour l'année scolaire à venir commençant en septembre 2006. L'estimation de ce paiement éventuel a été incluse dans le prix d'achat provisoire et a été reflétée à titre de composante de la dette du vendeur dans le bilan du 30 juin 2006 de la société.

En février 2006, la société a conclu un contrat de cinq ans avec la commission scolaire Riverside Unified en Californie («Riverside»). Le contrat de Riverside devrait se traduire par l'ajout de produits annuels additionnels d'environ 9,0 millions de dollars aux activités existantes de la société en Californie à compter de l'année scolaire 2006 – 2007 qui a commencé à la fin juin, début juillet avec les cours d'été, comprenant des circuits additionnels ajoutés par Riverside à la suite de l'attribution du contrat. Aux termes de ce nouveau contrat d'une durée de cinq ans, la commission scolaire est responsable de l'achat du carburant. La société prévoit financer les investissements nécessaires au contrat de Riverside avec le produit de l'acquisition ferme de juin 2006.

Toujours en février 2006, la société s'est vu attribuer un nouveau contrat de cinq ans à Hudson, au New Hampshire, qui comprend une disposition de prix plafond du carburant relativement à l'achat de carburant. En mai 2006, la société s'est vu attribuer un nouveau contrat de cinq ans à Peterborough, au New Hampshire, qui comprend une disposition en vertu de laquelle la totalité du carburant est acquitté par le client. Ces contrats ont été conclus avec des commissions scolaires qui sont adjacentes à plusieurs terminaux existants de la société dans cet État. Jumelés, ces deux contrats obtenus à la suite d'appels d'offres dans la région de la Nouvelle-Angleterre de la société devraient se traduire par l'ajout de produits annuels d'environ 2,7 millions de dollars. La société a financé les investissements nécessaires aux contrats de Hudson et de Peterborough avec le produit de l'acquisition ferme de juin 2006.

La société n'a pas renouvelé quatre contrats pour l'exercice 2007, représentant environ 7,0 millions de dollars de produits à l'exercice complet de 2006. Un contrat visant 33 autobus en Oregon a été perdu à la suite d'un appel d'offres. Il s'agissait du seul contrat que la société détenait en Oregon. La société a vendu la flotte de véhicules usagés utilisés pour le contrat de l'Oregon et a réinvesti le produit net dans des véhicules scolaires pour le nouveau contrat

visant la conversion de l'AASD (voir la rubrique «Événements postérieurs à la date du bilan»). Deux contrats représentaient des contrats de services gérés au Texas où les commissions scolaires étaient propriétaires de la flotte. Un de ces contrats a été perdu à la suite d'un appel d'offres alors que l'autre n'a pas été renouvelé par la société. Conformément à notre stratégie d'affaires, la société est d'avis qu'il n'est pas rentable d'exercer des activités dans un seul emplacement au sein d'une région. Le quatrième contrat était situé dans le nord de l'État de New York. La commission scolaire cliente de l'État de New York détenait et gérait à l'interne la majorité des véhicules nécessaires et avait conclu des contrats visant une partie des véhicules nécessaire avec la société. La commission scolaire a réduit le nombre de circuits (et de véhicules nécessaires) au cours de l'exercice 2006 et a éliminé ces circuits des services privés fournis par la société. Cette réduction des circuits signifie que, pour la société, il est devenu impossible d'un point de vue économique de fournir des services à la commission scolaire. Par conséquent, la société a décidé de retirer son acceptation à l'égard de la prolongation du contrat.

Nous avons l'intention d'obtenir, de manière sélective, des contrats au moyen de nouveaux appels d'offres et de conversions, et de rechercher des occasions d'acquisitions additionnelles dans la mesure où il nous est possible de les financer à même les flux de trésorerie d'exploitation, le financement disponible en vertu de notre facilité de crédit et l'émission potentielle de titres IPS additionnels.

Liquidités disponibles aux fins de distribution

Les liquidités disponibles aux fins de distribution ne se veulent pas une mesure représentative des flux de trésorerie ni des résultats d'exploitation établis conformément aux principes comptables généralement reconnus (« PCGR ») du Canada et n'ont pas de définition standardisée prescrite par les PCGR du Canada. Les liquidités disponibles aux fins de distribution peuvent ne pas être comparables à des mesures semblables utilisées par d'autres sociétés ou fiducies de revenu. Nos liquidités disponibles aux fins de distribution sont composées de ce qui suit : i) le bénéfice net rajusté pour tenir compte : a) des éléments hors caisse comme la part des actionnaires sans contrôle, les impôts futurs, le gain latent ou la perte latente sur les contrats de change, la charge de rémunération à base d'actions hors caisse, l'amortissement des frais de financement reportés, les charges d'amortissement, b) des autres produits ou charges et c) des intérêts débiteurs, moins ii) la part des actionnaires sans contrôle dans les flux de trésorerie des filiales (dividendes sur les actions ordinaires de catégorie B, série Un et série Deux de STA Holdings), iii) les intérêts débiteurs au comptant autres que les intérêts au comptant sur les billets subordonnés IPS et iv) les dépenses en immobilisations pour l'entretien. Les dépenses en immobilisations pour l'entretien correspondent principalement aux montants dépensés pour des véhicules de remplacement afin de maintenir les contrats productifs existants.

Le BAIIA est une mesure financière non conforme aux PCGR, mais la direction est d'avis qu'elle est utile pour évaluer le rendement de STA. Les lecteurs sont mis en garde quant au fait que cette mesure ne doit pas être interprétée comme un remplacement du bénéfice net ou de perte nette ou d'autre mesure comparable établie selon les PCGR à titre d'indicateur du rendement de la société ou à titre de mesure de sa situation de trésorerie ou de ses flux de trésorerie. La méthode utilisée par la société pour calculer les mesures non conformes aux PCGR peut différer des méthodes utilisées par d'autres émetteurs et, par conséquent, les mesures non conformes aux PCGR de la société peuvent ne pas être comparables aux mesures portant des titres semblables utilisées par d'autres émetteurs. Le BAIIA représente le bénéfice avant intérêt, impôts sur les bénéfices, amortissement, éléments hors caisse comme la part des actionnaires sans contrôle, le gain latent ou la perte latente sur les contrats de change et la charge de rémunération à base d'actions hors caisse, et autres bénéfices ou pertes.

La quasi-totalité des activités et du bénéfice de la société sont libellés en dollars américains alors que les distributions aux porteurs de ses titres IPS sont effectuées en dollars canadiens. Les liquidités disponibles aux fins de distribution aux porteurs de titres IPS sont présentés en dollars canadiens au bénéfice des investisseurs, et désignés par la mention dollars CA.

Les distributions sur les titres IPS en circulation pour le trimestre et l'exercice terminés le 30 juin 2006 ont totalisé respectivement 3,9 millions de dollars (4,7 millions de dollars CA) et 13,8 millions de dollars (16,7 millions de dollars CA). Ces distributions comprennent les dividendes sur la composante actions ordinaires de STA des titres IPS et les paiements d'intérêt sur la composante billets subordonnés des titres IPS. En outre, STA Holdings a déclaré un dividende sur ses actions ordinaires de catégorie B en circulation totalisant 0,2 million de dollars et 0,8 million de

dollars respectivement pour le trimestre et l'exercice terminés le 30 juin 2006. Les distributions ont été financées au moyen des flux de trésorerie provenant de l'exploitation à chaque période.

Liquidités disponibles aux fins de distribution pour le trimestre et l'exercice terminés le 30 juin 2006 – rapprochement des flux de trésorerie d'exploitation et des liquidités disponibles aux fins de distribution.

(en milliers, sauf les montants par part)		Trimestre terminé le 30 juin 2006		Exercice terminé le 30 juin 2006	
Flux de trésorerie d'exploitation		7 003	$	12 803	$
Rajustements :					
Variation des éléments hors caisse liés au fonds de roulement		(3 302)		247	
Variation des autres actifs et passifs		120		(98)	
Intérêts débiteurs au comptant		3 229		11 817	
BAIIA		7 050	$	24 769	$
Moins :					
Part des actionnaires sans contrôle dans les flux de trésorerie de filiales		(215)		(788)	
Intérêts débiteurs (autres que hors caisse et billets subordonnés IPS)		(1 264)		(4 940)	
Impôts sur les bénéfices payés au comptant				(179)	
Dépenses en immobilisations d'entretien		(88)		(5 084)	
Liquidités disponibles aux fins de distribution sur titres IPS	$ US	5 483	$	13 778	$
Liquidités disponibles aux fins de distribution sur titres IPS	$ CA	6 570	$	16 716	$
Liquidités disponibles par titre IPS	$ CA	0,38	$	1,08	$
Total des distributions sur titres IPS					
Intérêts sur les billets subordonnés IPS	$ CA	2 356	$	8 347	$
Dividendes sur actions ordinaires	$ CA	2 381	$	8 348	$
Total des distributions sur titres IPS	$ CA	4 737	$	16 695	$
Total des distributions sur titres IPS par titre IPS	$ CA	0,27	$	1,08	$

Les liquidités disponibles aux fins de distribution pour l'exercice terminé le 30 juin 2006 sont converties en dollars canadiens à un taux moyen pondéré de 1,2132 $ CA pour 1,00 $ US. La société conclu un contrat de change à terme de cinq ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. La société a financé les distributions sur les titres IPS émis dans le cadre du placement privé du 25 octobre 2005 au moyen d'une combinaison de flux de trésorerie tirés des activités canadiennes de la société et d'acquisition de dollars canadiens. Après l'émission de titres IPS additionnels dans le cadre de l'acquisition ferme du 14 juin 2006, la société a conclu un contrat tunnel de deux ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres émis dans le cadre de l'acquisition ferme et de l'augmentation de 0,02 $ CA des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. Les opérations tunnel ont permis à la société d'acheter des dollars canadiens à un taux de change s'échelonnant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. Selon les contrats à terme et les contrats tunnel, la société a actuellement des contrats visant environ 60 % des distributions actuellement prévues pour les cinq prochains exercices et 85 % des distributions actuellement prévues jusqu'en juillet 2008. La société a l'intention de financer une partie du montant restant des distributions actuellement prévues au moyen des flux de trésorerie tirés des activités canadiennes de la société alors que nous poursuivons la croissance de nos flux de trésorerie libellés en dollars canadiens au moyen de la mise en œuvre de notre stratégie de croissance au Canada.

Données sur les actions en circulation

Au 30 juin 2006 et au 20 septembre 2006, la société avait 20 764 554 titres IPS en circulation. Chaque titre IPS représente une action ordinaire de STA Ltd., et un montant en capital de 3,847 $ CA de billets subordonnés à 14 %.

Engagements et obligations contractuelles

Nos engagements et obligations contractuelles comprennent principalement des obligations liées à l'encours de notre dette et à nos obligations locatives. Le tableau qui suit présente nos engagements et obligations contractuelles liés à l'encours de notre dette au 30 juin 2005 ainsi que les périodes de paiement connexes par période d'échéance (en milliers de dollars).

	Solde au 30 juin 2006		Exercice se terminant en juin 2007		Exercice se terminant en juin 2008		Exercice se terminant en juin 2009		Exercice se terminant en juin 2010		Exercice se terminant en juin 2011		Par la suite	
Nouvelle convention de crédit	24 300	$	–	$	24 300	$	–	$	–	$	–	$	–	$
Billets subordonnés et billets subordonnés distincts	80 524		–		–		–		–		–		80 524	
Dette du vendeur	4 447		2 356		1 806		160		100		25		–	
Financement de matériel	110		94		16		–		–		–		–	
	109 381	$	2 450	$	26 122	$	160	$	100	$	25	$	80 524	$

La société prévoit être en mesure de renouveler ou de refinancer les diverses facilités de prêt lorsqu'elles viendront à échéance aux taux alors en vigueur sur le marché.

Au 30 juin 2006, la société n'avait pas de dette hors bilan ou d'obligation semblable.

Nous louons certaines installations en vertu de contrats de location-exploitation non résiliables. Les charges locatives ont totalisé 3,1 millions de dollars et 2,5 millions de dollars respectivement pour les exercices terminés les 30 juin 2006 et 30 juin 2005. Ces contrats de location et d'autres contrats de location-exploitation viennent à échéance à divers moments jusqu'en 2018.

Le tableau qui suit présente les paiements de location futurs minimaux en vertu des contrats de location-exploitation non résiliables (en milliers de dollars) :

Exercices terminés en	Contrats de location-exploitation	
2007	3 952	$
2008	2 214	
2009	1 868	
2010	1 639	
2011 et par la suite	2 619	
Total des paiements minimaux	12 292	$

Nous avons des conventions d'emploi avec certains employés clés prévoyant une rémunération annuelle totale minimale de 2,1 millions de dollars à chaque année civile. De plus, certaines de ces conventions d'emploi prévoient divers paiements de rémunération incitative tels qu'établis par le conseil d'administration de la société.

Événements postérieurs à la date du bilan

Le 12 juillet 2006, STA Holdings a attribué 151 740 actions ordinaires de catégorie B, série Deux, en vertu du régime. Au cours du trimestre terminé le 30 septembre 2006, la société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution d'actions subalternes du 12 juillet 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente une participation minoritaire additionnelle dans la société.

Le 12 juillet 2006, la société a clôturé son acquisition de Simcoe Coach Lines Ltd., située à Sutton, en Ontario. L'acquisition augmente les flux de trésorerie de source canadienne et devrait se traduire par l'ajout d'environ 5,0 millions de dollars CA aux produits annuels des activités canadiennes de la société.

Le 19 juillet 2006, la société s'est vu attribuer un contrat visant la privatisation des services de transport de la commission scolaire Altoona Area située à Altoona, en Pennsylvanie (la «conversion d'AASD»). Le contrat a une durée de cinq ans et devrait générer des produits annuels de plus de 2,5 millions de dollars à compter de l'année scolaire 2006-2007. La conversion d'AASD est une des plus importantes conversions de l'histoire de la Pennsylvanie et la plus importante de la société depuis sa constitution.

Le 27 juillet 2006, la société a conclu un contrat de location-exploitation avec GE Capital visant la location de véhicules scolaires de remplacement nécessaires pour l'année scolaire 2006-2007 à venir pour environ 5,4 millions de dollars. La durée du contrat est de six ans à un taux implicite de 6,7 %. Les paiements annuels sur le contrat de location-exploitation s'élèveront à environ 1,2 million de dollars par année pour la durée du contrat.

Le 24 août 2006, STA Holdings a attribué 138 333 actions ordinaires de catégorie B, série Deux en vertu du régime. Cette attribution d'actions subalternes vise à souligner les réalisations de la direction au cours de l'exercice 2006. En vertu des règles comptables, bien que les attributions d'actions subalternes aient trait à l'exercice 2006, la charge de rémunération connexe est constatée dans la période pendant laquelle les attributions sont faites. Par conséquent, la société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution d'actions subalternes du 24 août 2006 au cours du trimestre terminé le 30 septembre 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente une participation minoritaire additionnelle dans la société.

Le 5 septembre 2006, la société a conclu un swap sur marchandises avec une institution financière pour réduire son exposition à la variation du coût du carburant sur le marché. Le swap sur marchandises fixe le prix du mazout de chauffage à 2,10 $ le gallon pour un notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Ce swap est désigné à titre de couverture de l'exposition sous-jacente liée aux achats de carburant au cours de l'exercice 2007. Les montants échangés par les parties seront calculés en fonction du notionnel et d'autres modalités du swap. En raison de la corrélation entre l'instrument de couverture sur mazout de chauffage et l'exposition sous-jacente des achats de carburant couverts, la variation de la valeur du swap sur mazout de chauffage sera généralement contrebalancée par la variation de la valeur des achats de carburant sous-jacents. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque de défaillance de la contrepartie est faible.

Informations quantitatives et qualitatives au sujet du risque de marché

Dans le cours normal des affaires, nous sommes exposés à des risques de marché découlant de variations défavorables des taux d'intérêt et du taux de change entre le dollar canadien et le dollar américain. Le risque de marché est défini à ces fins comme la variation possible de la juste valeur de marché des actifs et des passifs financiers découlant d'une variation défavorable de ces taux.

Au 30 juin 2006, nos importants emprunts à taux variable comprenaient nos emprunts en cours sur notre facilité de prêt à terme en vertu de la convention de crédit. À la mise en place de la convention de crédit, nous avons conclu une garantie de taux plafond. Le notionnel de la garantie de taux plafond est de 31,0 millions de dollars et les modalités de cette garantie de taux plafond limitent le taux d'intérêt sur ce notionnel. Au 30 juin 2006, nous avions une dette en cours de 24,3 millions de dollars liée à la facilité de prêt à terme. Une augmentation de 100 points de base des taux d'intérêt, appliquée à ces emprunts au 30 juin 2006, ne se traduirait pas par une augmentation annuelle des intérêts débiteurs ou une diminution connexe des flux de trésorerie en raison de la garantie de taux plafond conclue.

Relativement au placement de titres IPS, nous sommes exposés à la variation du taux de change entre le dollar canadien et le dollar américain puisque les distributions prévues de STA. Inc. à STA Holdings seront acquittées en dollars américains, et que les distributions sur les titres IPS actuellement prévues seront acquittées en dollars canadiens. Afin d'atténuer l'incidence de la variation du taux de change entre le dollar canadien et le dollar américain, au moment du placement de titres IPS, nous avons conclu un contrat de change à terme de cinq ans entre le dollar

canadien et le dollar américain à un taux de 1,2275 $ CA pour 1,00 $ US pour la totalité du montant des distributions mensuelles prévues actuellement sur les titres IPS jusqu'en janvier 2010. La société a conclu de nouveaux contrats à terme sur une base trimestrielle à mesure que les contrats liés à la convention initiale de cinq ans viennent à échéance. Au 30 juin 2006, la société avait 60 contrats de change à terme mensuels en cours en vertu desquels la société vendra des dollars américains chaque mois pour un montant fixe de dollars canadiens selon les modalités qui suivent :

Date des contrats	Nombre de contrats	Dollars US à livrer (en millions)	Dollars canadiens à recevoir (en millions)	Dollar CA par dollar US (moyenne pondérée)
Juillet 2006 à juin 2007	12	11,9	14,7	1,2275
Juillet 2007 à juin 2008	12	11,9	14,7	1,2275
Juillet 2008 à juin 2009	12	11,9	14,7	1,2275
Juillet 2009 à juin 2010	12	11,9	14,7	1,2224
Juillet 2010 à juin 2011	12	13,1	14,7	1,1171
		60,7	73,5	

Par suite de l'émission de titres IPS additionnels dans le cadre de l'acquisition ferme du 14 juin 2006, la société a conclu un contrat tunnel de deux ans entre le dollar canadien et le dollar américain à l'égard de distributions annuelles de 5,6 millions de dollars. Les opérations tunnel permettent à la société d'acheter des dollars canadiens à un taux de change s'échelonnant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. Selon les contrats à terme et les contrats tunnel, la société a actuellement des contrats visant environ 60 % des distributions actuellement prévues pour les cinq prochains exercices et 85 % des distributions actuellement prévues jusqu'en juillet 2008. La société a l'intention de financer le montant résiduel des distributions prévues actuellement au moyen de flux de trésorerie tirés des activités canadiennes de la société alors que nous poursuivons la croissance de nos flux de trésorerie de source canadienne au moyen de la mise en œuvre de notre stratégie de croissance au Canada.

Au 30 juin 2006, STA Holdings avait des gains de change latents sur des contrats de change à terme en cours totalisant 4,3 millions de dollars. Si STA Holdings avait liquidé les contrats et réalisé un gain, elle aurait été davantage exposée à la variation du taux de change entre le dollar canadien et le dollar américain relativement au niveau actuel des distributions mensuelles sur les titres IPS.

Sommaire des résultats trimestriels

	T2 2005 *Note 1*	T3 2005	T4 2005	T1 2006	T2 2006	T3 2006	T4 2006
Produits d'exploitation	1 083 $	31 448 $	30 207 $	19 844 $	35 358 $	39 933 $	37 860 $
Perte nette	(64)	(439)	(2 090) $	(1 426) $	(1 177) $	(435) $	(857) $
Résultat par action	(0,01) $	(0,03) $	(0,16) $	(0,11) $	(0,08) $	(0,03) $	(0,04) $

Note 1 : Le deuxième trimestre de 2005 représente la période du 21 au 31 décembre 2004.

Opérations entre parties reliées

La société utilise Coast Cities Truck Sales, Inc. («Coast Cities»), concessionnaire en matériel de transport, principalement en vue de l'aider dans l'achat et la cession des véhicules de sa flotte sous l'égide du président et chef de l'exploitation de la société. Coast Cities offre également des services de consultation à la société, aidant à l'évaluation de la flotte dans ses efforts d'acquisition. Les services d'évaluation de la flotte sont offerts gratuitement. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'achat et de cession des véhicules de la flotte sont offerts sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. La société est d'avis que cet arrangement se rapproche du coût d'un arrangement sans lien de dépendance de même nature. La société a versé 0,3 million de dollars et 21 milliers de dollars à Coast Cities respectivement au cours de l'exercice 2006 et de la période du 21 décembre 2004 au 30 juin 2005.

La société a retenu les services de Reilly Partners Inc. («Reilly Partners»), cabinet de recrutement de cadres, pour pouvoir aux postes de direction. Robert Reilly, le président et associé fondateur de Reilly Partners, est un administrateur de STA Holdings, la société d'exploitation américaine. La société a versé 0,1 million de dollars à Reilly Partners au cours de l'exercice 2006 pour des services de recrutement de cadres.

Contrôles et procédures de communication de l'information

Selon les exigences du *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*, le chef de la direction et le chef des finances de l'émetteur ont évalué l'efficacité des contrôles et procédés de communication de l'information de l'émetteur (comme ils sont définis dans le Règlement 52-109) au 30 juin 2006. D'après cette évaluation, le chef de la direction et le chef des finances ont conclu que les contrôles et procédés de communication de l'émetteur étaient efficaces au 30 juin 2006 afin de leur donner une assurance raisonnable que les informations importantes relatives à l'émetteur, y compris ses filiales consolidées, leur seraient communiquées par d'autres personnes au sein de ces entités.

Contrôle interne à l'égard de l'information financière

Aucun changement concernant le contrôle interne à l'égard de l'information financière n'est survenu au cours de l'exercice terminé le 30 juin 2006 qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière. Toutefois, nous améliorons de manière continue notre infrastructure et nos contrôles.

Énoncés prospectifs

Certains énoncés contenus dans le présent rapport de gestion sont des énoncés prospectifs au sens des lois applicables en valeurs mobilières, qui reflètent les attentes de la direction à l'égard des produits, des charges, du caractère saisonnier, de la situation de trésorerie, du rendement des nouvelles activités acquises ou obtenues à la suite d'appels d'offres, de la capacité d'emprunt, de la capacité de renouveler ou de refinancer diverses facilités de prêts lorsqu'elles viennent à échéance, de la capacité de mettre en œuvre la stratégie de croissance et les distributions au comptant de la société, de même que de la croissance, des résultats d'exploitation, du rendement, des perspectives ou des occasions d'affaires futurs de l'émetteur et de la société. Les énoncés prospectifs peuvent habituellement être repérés par l'utilisation du conditionnel ou du futur, et des termes prospectifs comme «s'attendre à», «avoir l'intention de», «estimer», «prévoir», «croire», «devoir», «planifier» ou «continuer», ou d'autres termes semblables suggérant des issues ou des événements futurs.

Ces énoncés prospectifs reflètent les attentes actuelles de la société à l'égard d'événements et du rendement de l'exploitation futurs, et sont en date du présent rapport de gestion uniquement. Les énoncés prospectifs comportent des risques et des incertitudes importants, ne doivent pas être considérés comme des garanties du rendement ou des résultats futurs, et ne représentent pas nécessairement des indications exactes, à savoir si ledit rendement ou lesdits résultats seront atteints ou non ou quand ils le seront. Un certain nombre de facteurs pourraient faire en sorte que les résultats réels diffèrent de façon importante des résultats présentés dans les énoncés prospectifs, entre autres, sans s'y

limiter, les facteurs analysés à la rubrique «Facteurs de risque», notamment notre incapacité à contrôler nos charges d'exploitation, nos importantes dépenses en immobilisations, notre dépendance à l'égard de certains membres clés de notre personnel, la syndicalisation possible d'un plus grand nombre de nos employés, notre stratégie d'acquisition, notre incapacité à atteindre nos objectifs d'affaires, la concurrence importante présente dans notre secteur, les frais d'assurance à la hausse, de nouvelles lois et nouveaux règlements gouvernementaux, notre protection insuffisante à l'égard de certaines pertes, les exigences environnementales, le caractère saisonnier de notre secteur, notre incapacité à maintenir des lettres de crédit et des garanties de bonne exécution, et la résiliation de certains de nos contrats pour des raisons qui échappent à notre contrôle. Les facteurs et hypothèses importants sous-jacents aux énoncés prospectifs comprennent le maintien de contrats et la rétention de la clientèle, les niveaux actuel et futur des charges, la disponibilité de cibles d'acquisition de qualité, les occasions d'appels d'offres et de conversions, la disponibilité de crédit et les ratios financiers actuels, ainsi que les résultats d'exploitation et le rendement actuels et historiques. Bien que les énoncés prospectifs contenus dans le présent rapport de gestion soient fondés sur ce que l'émetteur et la société croient être des hypothèses raisonnables, les investisseurs ne peuvent être certains que les résultats réels seront conformes à ces énoncés prospectifs et les différences peuvent être importantes. Ces énoncés prospectifs sont effectués à la date du présent rapport de gestion et l'émetteur et la société n'ont nullement l'obligation de les mettre à jour ou de les réviser pour tenir compte de nouveaux faits ou circonstances autrement qu'à l'égard des exigences de la loi applicable.

Conventions comptables critiques

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et pose des hypothèses qui influent sur les montants constatés des actifs et passifs à la date des états financiers et sur les montants constatés des produits et des charges au cours de la période visée. Certaines des estimations et hypothèses que la direction est tenue de faire se rapportent à des questions qui sont en elles-mêmes incertaines parce qu'elles ont trait à des événements futurs. La direction fonde ces estimations sur les résultats passés et sur diverses autres hypothèses que nous jugeons raisonnables et pertinentes. Les résultats réels peuvent différer considérablement de ces estimations. Voici une description de nos conventions comptables qui, selon nous, exigent des jugements subjectifs et complexes et pourraient éventuellement avoir un effet important sur la situation financière et les résultats d'exploitation présentés.

Conversion des devises. La monnaie de fonctionnement de la société et de STA ULC est le dollar canadien. La monnaie de fonctionnement des activités de la société aux États-Unis est le dollar américain. Les états financiers de la société sont présentés en dollars américains, parce que les activités et les flux de trésorerie principaux de ses filiales sont libellés en dollars américains. Par conséquent, les actifs et les passifs de la société et de STA ULC sont convertis en dollars américains au taux de change en vigueur à la fin de la période et les produits et les charges sont convertis au taux moyen de la période. Les gains ou pertes de change sont reportés à titre de composante distincte des capitaux propres. Les billets subordonnés et les billets subordonnés distincts de STA ULC sont libellés en dollars canadiens. Comme la monnaie de fonctionnement de STA ULC est le dollar canadien, les gains ou pertes de change liés aux billets à la conversion des états financiers de STA ULC en dollars américains, la monnaie de présentation, sont reportés à titre de composante distincte des capitaux propres.

Les actifs et passifs monétaires libellés dans une monnaie autre que la monnaie de fonctionnement sont convertis au taux de change en vigueur à la date du bilan. Les opérations libellées dans une monnaie autre que la monnaie de fonctionnement sont converties au taux de change en vigueur à la date de l'opération. Les gains et les pertes de change sur ces éléments sont inclus dans l'état des résultats consolidé.

Immobilisations corporelles. Les immobilisations corporelles sont comptabilisées au coût ou à la juste valeur si elles sont obtenues dans le cadre d'une acquisition d'entreprise, moins l'amortissement cumulé. L'entretien régulier et les réparations sont passés en charges lorsqu'ils sont engagés. L'amortissement des immobilisations corporelles est calculé de manière linéaire sur leur durée de vie utile estimative, qui va de trois à onze ans. Les améliorations locatives sont amorties sur le délai le plus court entre la durée du bail et la durée de vie utile estimative des actifs.

Écart d'acquisition et autres actifs incorporels identifiables. L'écart d'acquisition représente l'excédent du coût sur la juste valeur de l'actif net acquis dans le cadre d'un regroupement d'entreprises comptabilisé selon la

méthode de l'acquisition. L'écart d'acquisition et les dénominations commerciales ne sont pas amortis mais soumis à un test de dépréciation une fois l'an, ou plus souvent si les circonstances changent, d'après leur juste valeur. Si la valeur comptable de l'écart d'acquisition ou des dénominations commerciales dépasse leur juste valeur, une perte de valeur sera constatée dans l'état des résultats pour un montant égal à l'excédent. Les autres actifs incorporels identifiables comprennent les droits contractuels qui sont amortis de manière linéaire sur la durée de vie utile estimative de 21 ans, les engagements formels de non-concurrence qui sont amortis de manière linéaire sur la durée de vie utile estimative de deux à trois ans, et les dénominations commerciales qui ont une durée de vie indéfinie.

Dépréciation des actifs à long terme : La direction évalue de façon continue si des événements ou des circonstances qui sont survenus indiquent que la durée de vie utile estimative restante des immobilisations corporelles, des droits contractuels et des engagements formels de non-concurrence justifie un examen ou si les soldes résiduels peuvent ne pas être recouvrables. Si l'examen indique que ces actifs ne sont pas recouvrables, comme il est établi selon les flux de trésorerie futurs non actualisés liés à l'utilisation des actifs, la valeur comptable des actifs sera réduite à leur juste valeur estimative.

Provision pour créances douteuses : Nous maintenons une provision pour créances douteuses pour les pertes estimatives résultant de l'incapacité de nos clients d'effectuer les paiements exigés. Nous estimons la provision d'après les soldes actuels des comptes clients, l'ancienneté des soldes des comptes clients, la situation financière du client et les tendances économiques actuelles. Si les montants non recouvrés réels devaient dépasser considérablement la provision estimative, nos résultats d'exploitation seraient touchés de manière importante.

Constatation des produits : Les produits sont constatés lorsque les services sont rendus. Le crédit est offert en fonction de l'évaluation de la situation financière du client, et il n'est généralement pas nécessaire d'effectuer des paiements anticipés. Une tranche importante de nos activités sont conclues avec des commissions scolaires sur les côtes est et ouest. Les pertes de crédit prévues font l'objet d'une provision dans les états financiers. La direction surveille la situation financière de ses clients afin de réduire le risque de perte.

Provisions techniques : Au 30 juin 2006, nous avions environ 3,4 millions de dollars en provisions techniques comptabilisées. Ces provisions reflètent les franchises estimatives dont la société est responsable pour les programmes d'indemnisation des victimes d'accidents du travail et d'assurance responsabilité des véhicules. Nos frais d'assurance pour ces éléments dépendent largement de nos résultats techniques et de notre capacité de contrôler ces derniers, en plus des primes de responsabilité civile et des charges associées à cette couverture. Nous avons comptabilisé nos provisions techniques estimatives relativement aux pertes prévues à l'égard des réclamations en cours en vertu des programmes d'indemnisation des victimes d'accidents du travail et d'assurance responsabilité des véhicules d'après les estimations fournies par nos sociétés d'assurance et une analyse actuarielle préparée par un actuaire tiers indépendant. Bien que les estimations de ces charges à payer dépendent des facteurs mentionnés ci-dessus, il est possible que les flux de trésorerie et les résultats d'exploitation futurs puissent être considérablement touchés par des changements dans nos hypothèses ou dans nos résultats techniques.

Rémunération à base d'actions. La société comptabilise la rémunération et les autres paiements à base d'actions selon la comptabilisation à la juste valeur. Selon cette méthode, la juste valeur de la rémunération et des autres paiements à base d'actions est estimée à la date d'attribution et le total de la juste valeur est amorti sur la période d'acquisition des droits sous-jacents aux attributions à titre de charge de rémunération.

Impôts sur les bénéfices : Les impôts sur les bénéfices ont été calculés selon la méthode axée sur le bilan. Les actifs et passifs d'impôts futurs découlent des écarts entre la valeur fiscale d'un actif ou d'un passif et sa valeur comptable. Les soldes d'impôts futurs sont établis au moyen des taux d'imposition qui devraient être en vigueur lorsque les impôts seront effectivement payés ou que les remboursements seront reçus. Une provision pour moins-value est comptabilisée lorsqu'il n'est pas plus probable qu'improbable qu'un actif d'impôts futurs sera constaté. Les passifs d'impôts futurs inscrits résultent de l'écart entre la valeur comptable et la valeur fiscale du matériel de transport et autre matériel.

Comptabilisation des instruments dérivés et des activités de couverture : La société comptabilise généralement les instruments dérivés selon la comptabilité d'exercice. Les instruments dérivés qui ne sont pas des couvertures sont

constatés à la juste valeur au bilan. Les variations de la juste valeur sont constatées dans l'état des résultats. Si l'instrument dérivé est désigné comme une couverture, sa juste valeur est constatée dans l'état des résultats quand l'élément de couverture est comptabilisé dans les résultats.

Facteurs de risque

La rubrique qui suit décrit les risques généraux et particuliers qui pourraient avoir une incidence sur notre rendement financier. Les risques décrits plus bas ne sont pas les seuls risques auxquels font face l'émetteur et la société. Des risques et incertitudes additionnels qui ne sont pas connus à l'heure actuelle ou qui sont actuellement jugés être négligeables peuvent aussi avoir une incidence défavorable importante sur l'émetteur et nos activités. Si un de ces risques se concrétisait, les activités, la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur pourraient être touchés de façon défavorable, auquel cas le cours des titres IPS et des actions ordinaires et billets subordonnés sous-jacents pourrait accuser un recul.

Risques liés à nos activités

Nous n'avons aucun contrôle sur certains frais d'exploitation

Le prix du carburant, les primes d'assurance et les coûts d'entretien sont des frais d'exploitation sur lesquels nous exerçons peu ou pas de contrôle. Bien que certains contrats conclus avec nos clients prévoient des hausses de prix automatiques ou d'autres formes de protection contre les augmentations du prix du carburant ou des frais d'assurance, des augmentations importantes du prix du carburant, des frais d'assurance ou des coûts d'entretien pourraient avoir une incidence sur nos coûts et sur le caractère abordable de nos services pour nos clients. Par ailleurs, compte tenu de la disponibilité de chauffeurs qualifiés et de la concurrence à laquelle nous faisons face dans leur recrutement, nous pourrions n'avoir que peu de contrôle sur les salaires que nous leur versons. Toute difficulté à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence sur nos coûts et, ultimement, entraîner la perte de contrats en raison de l'incapacité d'assurer la prestation des services. Par conséquent, un accroissement important de nos charges d'exploitation ou de notre incapacité à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence négative sur notre société, sur notre situation financière, sur nos résultats d'exploitation et sur nos flux de trésorerie.

Nous avons d'importants besoins en matière de dépenses en immobilisations

Afin de maintenir notre flotte d'autobus scolaires, nous devons effectuer des dépenses en immobilisations importantes. Rien ne garantit que les flux de trésorerie d'exploitation nous permettront d'acquérir un nombre suffisant de nouveaux autobus ou d'effectuer les dépenses en immobilisations nécessaires afin de soutenir une expansion de notre service. Si nous devons obtenir un financement additionnel, rien ne garantit que nous pourrons l'obtenir selon des modalités qui nous conviennent. Notre incapacité à obtenir le financement nécessaire à l'acquisition d'autobus scolaires additionnels ou aux améliorations à apporter aux immobilisations pourrait reporter ou entraver la mise en œuvre de notre stratégie d'affaires et aurait une incidence défavorable importante sur notre société.

Nos activités sont tributaires de certains employés clés

Nous sommes d'avis que notre succès repose, en partie, sur le taux de rétention de certains cadres supérieurs et membres de la direction régionaux. Rien ne garantit que nous serions en mesure de trouver des cadres compétents pour remplacer ceux qui forment notre équipe de haute direction après leur départ. Le départ d'un ou de plusieurs membres de la haute direction pourrait avoir un effet défavorable important sur nos activités, nos résultats d'exploitation et notre capacité de déployer efficacement notre stratégie d'affaires. Nous n'avons aucune assurance collaborateurs pour nos employés.

Notre stratégie d'acquisition est exposée à bon nombre de risques

Conformément à notre stratégie d'affaires, nous avons pris de l'essor par voie d'acquisitions, et il est probable que nous acquerrons d'autres activités à l'avenir. L'acquisition et le développement d'activités dépendront de notre capacité de repérer, d'acquérir et de développer des candidats adéquats en vue d'acquisitions potentielles tant dans de

nouveaux marchés que dans nos marchés actuels. Même si nous apportons beaucoup de soin à la sélection des entreprises que nous acquérons et que les vendeurs de ces entreprises signent toujours des conventions d'indemnisation en notre faveur relativement à leurs obligations antérieures à la clôture, il n'en demeure pas moins que les acquisitions comportent un certain nombre de risques, y compris la possibilité que la société, à titre de propriétaire successeur, soit tenue légalement et financièrement responsable des passifs des propriétaires antérieurs si les exonérations ne sont pas applicables ou si l'ancien propriétaire dispose d'actifs limités; la possibilité que nous versions un montant plus élevé que la valeur de l'entreprise ou des actifs acquis; les charges additionnelles liées à la finalisation d'une acquisition et à l'amortissement de tout actif incorporel acquis; la difficulté présentée par l'intégration des activités et du personnel de l'entreprise acquise, le défi posé par la mise en œuvre de normes, contrôles, procédures et conventions uniformes au sein de l'entreprise acquise; l'incapacité d'intégrer, de former, de retenir et de motiver les membres clés du personnel de l'entreprise acquis; l'interruption possible de nos activités poursuivies et l'éloignement de la direction de ses activités quotidiennes; et l'incapacité d'intégrer avec succès les entreprises acquises à nos activités. Ces risques, s'ils se concrétisent, pourraient avoir un effet défavorable important sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

En outre, nous pourrions ne pas être en mesure de maintenir le niveau d'efficacité d'exploitation que les entreprise acquises auraient atteint ou pourrait atteindre à titre individuel. L'intégration avec succès de chacune de leurs activités serait tributaire de notre capacité à gérer ces activités et à éliminer les coûts redondants et excédentaires. En raison des difficultés présentées par le regroupement d'activités, nous pourrions ne pas être en mesure de réaliser les économies de coûts et les autres avantages que nous avions espérés avec ces acquisitions. Toute difficulté rencontrée au cours de ce processus pourrait interrompre nos activités poursuivies, déranger la direction, entraîner la perte de membres clés du personnel, augmenter nos charges et avoir une incidence négative importante sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Notre capacité à atteindre nos objectifs d'affaires dépend d'un grand nombre de facteurs, qui sont en grande partie indépendants de notre volonté

Certains des facteurs qui pourraient nuire à notre capacité d'atteindre nos objectifs d'affaires sont décrits ci-dessous :

- malgré notre taux élevé de renouvellement de contrats, nous pourrions être incapables de renouveler certains contrats ou d'obtenir une hausse, même minime, au moment de leur renouvellement, ce qui réduirait notre rentabilité. Plus particulièrement, la décision de renouveler les contrats ne repose pas uniquement sur nous et peut être tributaire de facteurs qui échappent à notre contrôle. Par conséquent, rien ne garantit que nos contrats actuels ou futurs seront prolongés ou, s'ils le sont, que la contrepartie de ce prolongement nous conviendra. De plus, rien ne garantit que les commissions scolaires qui utilisent actuellement nos services ne chercheront pas, à l'avenir, à combler leurs besoins de transport par d'autres moyens;

- il se pourrait que nous soyons incapables de trouver des activités convenant à une acquisition, ou de réaliser avec succès des acquisitions de façon rentable ou d'intégrer efficacement les activités acquises;

- il se pourrait que nous soyons incapables de repérer des occasions de conversion ou de remporter des contrats dans le cadre d'appels d'offres de façon rentable.

La hausse des frais d'assurance pourrait avoir un effet défavorable sur nous

Le coût de notre couverture d'assurance de la responsabilité civile à l'égard des véhicules, contre les dommages corporels, contre les dommages matériels et contre les accidents du travail est important. Nous pourrions subir une augmentation de nos primes d'assurance en raison de piètres résultats techniques ou en raison de hausses généralisées des primes imposées par certaines sociétés d'assurance sans rapport avec nos résultats techniques. À titre d'exploitant d'autobus scolaires, nous sommes exposés à des réclamations à l'égard de dommages corporels, de décès et de dommages matériels en raison d'accidents. Habituellement, nos contrats d'assurance doivent être renouvelés annuellement. Notre capacité à continuer d'obtenir des assurances moyennant des primes abordables est aussi

tributaire de notre capacité à poursuivre notre exploitation en affichant un historique de sécurité acceptable. Une augmentation importante du nombre de réclamations contre nous, le dépôt d'une ou de plusieurs réclamations excédant la limite de notre contrat ou l'incapacité d'obtenir une couverture d'assurance à des taux acceptables, sinon aucune, pourraient avoir une incidence défavorable importante sur nous. En outre, les statuts de prescription en cours à l'égard de dommages corporels subis par des enfants mineurs sont habituellement suspendus jusqu'à l'atteinte des enfants à l'âge de la majorité. Par conséquent, il est possible que des accidents ayant causé des blessures à des enfants mineurs voyageant à bord d'autobus scolaires n'entraînent des poursuites qu'un certain nombre d'années plus tard, ce qui aurait aussi une incidence défavorable importante sur nous.

Il se pourrait que notre assurance ne couvre pas certaines pertes

Nous pourrions être assujettis à certaines obligations relatives à des réclamations à l'égard desquelles une assurance ne peut généralement être obtenue, des risques que nous ne pouvons assurer ou que nous choisissons de ne pas assurer en raison du coût élevé des primes ou pour d'autres raisons, ou pour un nombre de réclamations supérieur à la limite de couverture prévue par nos polices. Par exemple, nous n'avons pas d'assurance contre des réclamations liées à la rupture de contrat. L'obligation de verser des sommes à l'égard de responsabilités pour lesquelles nous ne sommes pas assurés, une obligation relative à une réclamation qui excède la limite de notre couverture prévue par nos polices d'assurance ou une multiplicité de réclamations autrement assurées pour des montants se situant dans les limites des franchises de nos polices d'assurance pourraient avoir un effet défavorable important sur nous, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Risques liés à la structure du capital

L'émetteur dépend de STA Holdings à l'égard des liquidités disponibles aux fins de distribution

STA et STA ULC, qui sont respectivement propriétaires d'actions ordinaires et d'actions privilégiées de la société, dépendent des activités et des actifs de la société. Les distributions au comptant aux porteurs de titres IPS, d'actions ordinaires et de billets subordonnés seront fonction de la capacité de la société à faire des versements de dividendes sur ses actions ordinaires détenues par STA et sur ses actions privilégiées détenues par STA ULC. Le montant réel des liquidités disponibles en vue des paiements aux porteurs de billets subordonnés et des distributions aux porteurs de titres IPS, d'actions ordinaires ou de billets subordonnés sera fonction de plusieurs facteurs liés aux activités de la société, notamment la rentabilité, les variations de ses produits et du fonds de roulement, les dépenses en immobilisations, les lois applicables, le respect des contrats et des restrictions contractuelles des instruments régissant les dettes. Une réduction des liquidités disponibles aux fins de distribution, ou déjà distribuées, par la société, aura pour effet de réduire le montant des liquidités disponibles pour STA ULC en vue d'effectuer des paiements aux porteurs de billets subordonnés et pour STA en vue d'effectuer des distributions aux porteurs d'actions ordinaires. Bien que STA ULC ait l'obligation contractuelle d'effectuer des versements d'intérêt sur les billets subordonnés, les distributions au comptant devant être effectuées par STA sur l'action ordinaire sous-jacente à un titre IPS ne sont pas garanties et varieront en fonction du rendement de la société. Les liquidités disponibles aux fins de distribution ne doivent pas être interprétées comme les flux de trésorerie ou les résultats d'exploitation établis selon les principes comptables généralement reconnus du Canada et n'ont pas de signification prescrite par les PCGR du Canada. Voir la rubrique « Liquidités disponibles aux fins de distribution ».

Une partie importante de nos liquidités est distribuée, ce qui pourrait limiter la croissance potentielle

Étant donné que la quasi-totalité de nos flux de trésorerie d'exploitation sont distribués, nos dépenses en immobilisations et nos dépenses d'exploitation supplémentaires dépendront de l'accroissement des flux de trésorerie ou de l'obtention de financement supplémentaire à l'avenir. L'absence de ces fonds pourrait limiter la croissance et les flux de trésorerie futurs de l'émetteur. De plus, l'émetteur pourrait être empêché de réaliser des acquisitions ou des placements intéressants parce qu'ils ne généreraient pas de croissance à court terme.

Il se pourrait que STA et STA ULC ne reçoivent pas de STA Holdings le montant de dividendes prévu à la politique en matière de dividendes que le conseil d'administration de STA Holdings devrait adopter, voire qu'elles ne reçoivent aucun dividende

La seule source de flux de trésorerie dont STA dispose pour le versement de dividendes sur les actions ordinaires réside dans les distributions sur sa participation dans la société. Le conseil d'administration de la société peut, à sa discrétion, modifier ou révoquer la politique initiale en matière de dividendes. Le conseil d'administration de la société pourrait réduire le montant des dividendes prévu dans cette politique initiale en matière de dividendes ou en cesser complètement le versement. À l'avenir, le versement de dividendes sur les actions ordinaires de la société, s'il en est, dépendra, entre autres, des résultats d'exploitation, des besoins en matière de liquidités, de la situation financière, des restrictions contractuelles, des occasions d'affaires, des dispositions des lois applicables ainsi que d'autres facteurs que le conseil d'administration de la société peut juger pertinents. L'acte de fiducie et la convention de crédit modifiée et rajustée renferment des restrictions importantes touchant la capacité de la société à verser des dividendes, notamment des restrictions empêchant le versement de dividendes avant que la société n'ait versé la totalité des intérêts reportés, y compris les intérêts courus y afférents, dans le cas où la société reporte les versements d'intérêts sur les billets subordonnés aux termes de l'acte de fiducie.

En outre, les liquidités disponibles après impôts de la société aux fins de versement des dividendes et des intérêts seraient réduits si les billets subordonnés étaient traités comme des titres de capitaux propres plutôt que comme des titres d'emprunt aux fins fiscales fédérales américaines. Dans ce cas, les intérêts stipulés sur les billets subordonnés pourraient être traités comme des dividendes et ne seraient pas déductibles par la société aux fins fiscales fédérales américaines. L'incapacité de la société de déduire les intérêts sur les billets subordonnés pourrait augmenter de façon importante le bénéfice imposable de la société et, par conséquent, la charge d'impôt applicable fédérale et d'État américaine de la société. Dans un tel cas, les liquidités après impôts de la société aux fins de versement des dividendes et des intérêts pourraient s'en trouver réduits.

Sous réserve des restrictions figurant dans l'acte de fiducie, l'émetteur pourrait reporter de beaucoup les versements d'intérêts aux porteurs

Avant le 21 décembre 2009, l'émetteur pourrait, à une ou plusieurs occasions, sous réserve des restrictions figurant dans l'acte de fiducie, reporter les versements d'intérêt sur les billets subordonnés pour une durée totale maximale de 24 mois. De plus, après le 21 décembre 2009, l'émetteur pourrait, à huit occasions, sous réserve de certaines restrictions, reporter les versements d'intérêt sur les billets subordonnés pendant une durée maximale de huit mois dans chaque cas. Les intérêts reportés porteront intérêt au même taux que les billets subordonnés. À l'égard de tout intérêt reporté au cours des cinq premières années, l'émetteur n'est pas tenu de verser les intérêts reportés jusqu'au 21 décembre 2008, de sorte qu'un montant important d'intérêts reportés pourrait être dû au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date. En ce qui concerne les intérêts reportés après le 21 décembre 2009, l'émetteur n'est pas tenu de payer la totalité des intérêts reportés avant l'échéance, à condition que la totalité des intérêts reportés et des intérêts courus y afférents soit versée en entier avant le report des intérêts à une occasion ultérieure, de sorte qu'un montant important d'intérêts reportés pourrait être dû au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date.

Les fluctuations du taux de change pourraient avoir une incidence sur le montant des liquidités distribuables de l'émetteur

Les billets subordonnés sont libellés en dollars canadiens et le paiement des billets subordonnés à l'échéance sera exigible en dollars canadiens. La société n'a pas conclu d'arrangement de couverture à l'égard du paiement des billets subordonnés à l'échéance en 2016. Les distributions faites aux porteurs de titres IPS ainsi que des actions ordinaires et billets subordonnés sous-jacents sont libellées en dollars canadiens. Inversement, la quasi-totalité des produits et charges de l'émetteur ainsi que les distributions reçues de la société sont libellés en dollars américains. Par conséquent, l'émetteur sera exposé au risque de change.

Bien que la société i) ait conclu un arrangement de couverture de cinq ans consistant en 60 contrats de change à terme mensuels à la date du placement de titres IPS et ait ensuite conclu des arrangements de couverture additionnels

lorsque les contrats visés par l'arrangement de cinq ans initial sont arrivés à échéance, et ii) ait conclu des arrangements de couverture additionnels par suite de l'émission de titres IPS additionnels dans le cadre de l'acquisition ferme du 14 juin 2006 relativement à environ 60 % des distributions mensuelles prévues actuellement sur les titres IPS pour les cinq prochains exercices et environ 85 % des distributions mensuelles prévues actuellement sur les titres IPS jusqu'en juillet 2008, et que STA ait l'intention de financer le montant résiduel des distributions mensuelles prévues actuellement sur les titres IPS à même les flux de trésorerie des activités canadiennes de la société pour réduire le risque de change à l'égard du montant total des distributions mensuelles prévues actuellement sur les titres IPS, rien ne garantit que ces arrangements suffiront à la protéger complètement contre ce risque. Si les opérations décrites ci-dessus et les flux de trésorerie de source canadienne n'offrent pas une protection complète contre ce risque, les variations du taux de change entre les dollars américain et canadien pourraient avoir un effet défavorable important sur la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur et pourraient avoir un effet défavorable sur les distributions au comptant de l'émetteur.

*Il se pourrait que l'*Internal Revenue Service *des États-Unis conteste l'assimilation des billets subordonnés à des titres de créance*

Rien ne garantit que les lois de l'impôt sur le revenu fédéral américaines et les politiques administratives de l'IRS concernant les incidences fiscales fédérales américaines prévues relativement à la détention de titres IPS ne seront pas modifiées d'une manière qui aurait un effet défavorable sur les porteurs non américains.

Aucun organisme législatif, judiciaire ou administratif ne traite directement des titres IPS ou des billets subordonnés, ou d'instruments semblables aux titres IPS ou aux billets subordonnés, aux fins fiscales fédérales américaines. Par conséquent, l'incidence fiscale fédérale américaine de l'acquisition, de la détention et de la cession de titres IPS et de billets subordonnés est incertaine. À la clôture du placement de titres IPS, la société a reçu une opinion du conseiller juridique de la société jugeant que l'acquisition d'un titre IPS devrait être traitée, tout comme l'acquisition d'une action ordinaire et de billets subordonnés, comme un titre distinct, et que les billets subordonnés devraient être classés comme titres de créance aux fins fiscales fédérales américaines. La société a l'intention de continuer à déduire les intérêts sur ces billets subordonnés aux fins fiscales. Toutefois, l'IRS ou les tribunaux pourraient adopter la position que les titres IPS sont un titre unique classé comme capitaux propres, ou que les billets subordonnés sont classés de façon appropriée à titre de capitaux propres aux fins fiscales fédérales américaines, ce qui pourrait avoir une incidence négative sur le montant, le moment et la nature du bénéfice, du gain ou de la perte relativement à un placement dans des titres IPS ou des billets subordonnés par un porteur, et augmenter de façon importante le bénéfice imposable et, par conséquent, la charge d'impôt applicable d'État et fédérale américaine de la société. La situation financière, les flux de trésorerie et les liquidités de la société pourraient en subir l'incidence négative, ainsi que la capacité de la société d'acquitter les versements d'intérêts ou de dividendes sur les billets subordonnés et les actions ordinaires détenus par STA, ce qui pourrait entraver la capacité de la Société de poursuivre ses activités.

De plus, les porteurs non américains pourraient être assujettis à des retenues d'impôts fédérales américaines ou à des droits successoraux à l'égard des billets subordonnés et la société pourrait être tenue responsable à l'égard des retenues d'impôts sur tout intérêt antérieurement versé à des porteurs non américains. Les paiements en faveur de porteurs étrangers ne seraient pas calculés au brut pour ces impôts. La déduction fiscale de la société à l'égard des intérêts pourrait être mise en danger à l'avenir en raison de la modification d'une loi ou d'une décision administrative ou judiciaire rendue à l'avenir et, dans un tel cas, la société pourrait devoir tenir compte de l'effet de ces développements sur l'établissement des charges fiscales et obligations futures de la société.

Pour de plus amples renseignements sur les facteurs susmentionnés et les autres facteurs de risque, voir la notice annuelle de la société datée du 26 septembre 2006 dont un exemplaire peut être obtenu à l'adresse www.sedar.com.

RECEIVED

2007 NOV 14 P 2:40

ÉTATS FINANCIERS CONSOLIDÉS
Student Transportation of America Ltd.
Exercice terminé le 30 juin 2006 et période du 21 décembre 2004 au 30 juin 2005

Se reporter à la note 7 pour consulter le sommaire des données financières consolidées.

Student Transportation of America Ltd.

États financiers consolidés

30 juin 2006

Table des matières

RAPPORT DES VÉRIFICATEURS

Aux actionnaires de Student Transportation of America Ltd.

Nous avons vérifié le bilan consolidé de Student Transportation of America Ltd. aux 30 juin 2006 et 2005 et les états consolidés des résultats et du déficit accumulé et des flux de trésorerie de l'exercice terminé le 30 juin 2006 et de la période du 21 décembre 2004 au 30 juin 2005. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 30 juin 2006 et 2005 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé le 30 juin 2006 et la période du 21 décembre 2004 au 30 juin 2005, selon les principes comptables généralement reconnus du Canada.

Ernst & Young LLP

Ernst & Young LLP
Experts-comptables autorisés
MetroPark, New Jersey
le 19 septembre 2006

Student Transportation of America Ltd.
Bilans consolidés
(en milliers de dollars américains)

	Au 30 juin 2006	Au 30 juin 2005
Actif		
Actif à court terme :		
Trésorerie et équivalents de trésorerie	7 688 $	1 657 $
Débiteurs, déduction faite de la provision pour créances douteuses de respectivement 116 $ et de 153 $ aux 30 juin 2006 et 2005	12 206	9 514
Stocks	1 584	1 116
Charges payées d'avance	5 989	3 537
Autres actifs à court terme (note 15)	3 464	632
Total de l'actif à court terme	30 931	16 456
Autres actifs	7 935	7 484
Immobilisations corporelles, montant net (note 4)	95 546	60 873
Contrats de change (note 15)	3 976	940
Autres actifs incorporels, montant net (note 5)	51 658	48 852
Écart d'acquisition (notes 3 et 5)	64 133	44 045
Total de l'actif	254 179 $	178 650 $
Passif et capitaux propres		
Passif à court terme :		
Créditeurs	1 577 $	872 $
Charges à payer et autres passifs à court terme	12 426	6 628
Tranche échéant à moins d'un an de la dette à long terme (note 7)	2 450	409
Total du passif à court terme	16 453	7 909
Dette à long terme (note 7)	106 931	85 732
Passif d'impôts futurs (note 6)	32 540	27 014
Total du passif	155 924	120 655
Engagements et éventualités (notes 11 et 14)		
Part des actionnaires sans contrôle (note 9)	7 419	6 264
Capitaux propres		
Actions ordinaires (Note 8)	112 061	57 469
Déficit accumulé	(16 326)	(5 550)
Écart de conversion	(4 899)	(188)
Total des capitaux propres	90 836	51 731
Total du passif et des capitaux propres	254 179 $	178 650 $

Voir les notes afférentes aux états financiers consolidés.

Au nom du conseil d'administration.

(signé) Irving R. Gerstein
Irving R. Gerstein

(signé) George Rossi
George Rossi

(signé) Kenneth B. Needler
Kenneth B. Needler

Student Transportation of America Ltd.
États des résultats et du déficit accumulé consolidés
(en milliers de dollars américains, sauf le nombre d'actions et les montants par action)

	Exercice terminé le 30 juin 2006	**Période du 21 décembre 2004 au 30 juin 2005**
Produits d'exploitation	132 995 $	62 738 $
Coûts et charges :		
Charges d'exploitation	95 424	43 762
Frais d'administration	12 802	6 059
Rémunération à base d'actions hors caisse	919	-
Charge d'amortissement des immobilisations corporelles	14 964	8 843
Charges d'amortissement des actifs incorporels	6 198	3 248
Total des charges d'exploitation	130 307	61 912
Bénéfice d'exploitation	2 688	826
Intérêts débiteurs	13 262	5 727
Gain latent sur les contrats de change	(4 262)	(1 000)
Autres charges	52	86
Perte avant les impôts sur les bénéfices et la part des actionnaires sans contrôle	(6 364)	(3 987)
Recouvrement des impôts sur les bénéfices (note 6)	(2 695)	(1 418)
Part des actionnaires sans contrôle (note 9)	226	24
Perte nette	(3 895)	(2 593)
Déficit accumulé au début de la période	(5 550)	-
Dividendes déclarés	(6 881)	(2 957)
Déficit accumulé à la fin de la période	(16 326) $	(5 550) $
Nombre moyen pondéré d'actions en circulation	15 085 650	12 661 809
Perte nette de base et diluée par action ordinaire (note 8)	**(0,26) $**	**(0,20) $**

Voir les notes afférentes aux états financiers consolidés.

Student Transportation of America Ltd.
États des flux de trésorerie consolidés
(en milliers de dollars américains)

	Exercice terminé le 30 juin 2006	Période du 21 décembre 2004 au 30 juin 2005
Activités d'exploitation		
Perte nette	(3 895) $	(2 593) $
Rajustements pour rapprocher la perte nette et les flux de trésorerie d'exploitation :		
Part des actionnaires sans contrôle	226	24
Impôts futurs	(2 784)	(1 518)
Gain latent sur les contrats de change	(4 262)	(1 000)
Amortissement des frais de financement reportés	1 445	703
Rémunération à base d'actions hors caisse	919	-
Perte à la cession d'actifs	52	86
Charge d'amortissement des immobilisations corporelles	14 964	8 843
Charge d'amortissement des actifs incorporels	6 198	3 248
Variation des actifs et passifs à court terme :		
Débiteurs	898	4 163
Charges payées d'avance, stocks et autres actifs à court terme	(3 445)	455
Créditeurs	701	(1 196)
Charges à payer et autres passifs à court terme	1 599	25
Variation des autres actifs et passifs	187	14
Flux de trésorerie nets d'exploitation	12 803	11 254
Activités d'investissement		
Acquisitions d'entreprises, déduction faite de l'encaisse acquise de respectivement 863 $ et 763 $ aux 30 juin 2006 et 2005	(43 401)	(132 171)
Acquisitions d'immobilisations corporelles	(22 536)	(2 017)
Rachat des actions ordinaires de catégorie C de STA Holdings	-	(8 854)
Produit tiré de la vente d'équipement	328	854
Flux de trésorerie nets d'investissement	(65 609)	(142 188)
Activités de financement		
Premier appel public à l'épargne d'actions ordinaires, déduction faite des frais	-	52 021
Premier appel public à l'épargne de billets subordonnés à 14,0 %	-	36 244
Émission de billets subordonnés distincts à 14,0 %	-	8 149
Émission d'actions ordinaires dans le cadre de l'option aux fins d'attributions excédentaires, déduction faite des frais	-	5 448
Émission de billets subordonnés à 14,0 % dans le cadre de l'option aux fins d'attributions excédentaires	-	3 640
Reclassements des actions ordinaires, déduction faite des frais	54 592	-
Reclassements des billets subordonnés à 14,0 %	26 946	-
Frais de financement reportés	(2 188)	(6 957)
Dividendes sur actions ordinaires	(7 316)	(2 833)
Emprunts sur la facilité de crédit	98 612	66 350
Paiements sur la facilité de crédit	(111 287)	(29 375)
Remboursements de la dette au vendeur et du financement de l'équipement	(522)	(96)
Flux de trésorerie nets de financement	58 837	132 591
Augmentation nette de la trésorerie et des équivalents de trésorerie	6 031	1 657
Trésorerie et équivalents de trésorerie au début de la période	1 657	-
Trésorerie et équivalents de trésorerie à la fin de la période	7 688 $	1 657 $

Voir les notes afférentes aux états financiers consolidés.

Student Transportation of America Ltd.
Notes afférentes aux états financiers consolidés
Exercice terminé le 30 juin 2006 et période du 21 décembre 2004 au 30 juin 2005
(en milliers de dollars américains, sauf indication contraire)

1. Généralités

Student Transportation of America Ltd. («STA» ou la «société») est une société établie sous le régime des lois de l'Ontario. STA a été constituée en société le 22 septembre 2004. Pour la période allant du 22 septembre 2004 au 21 décembre 2004, STA était inactive. STA, avec sa filiale indirecte, Student Transportation of America ULC («STA ULC», STA ULC et STA ensemble constituant l'«émetteur»), a conclu un premier appel public à l'épargne (le «placement de titres IPS») le 21 décembre 2004 par l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (les «titres IPS») pour un produit brut de 94 212 $ (116,041 millions de dollars CA). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés distincts à 14 % de STA ULC (les «billets subordonnés»). En même temps que le placement de titres IPS, STA ULC émettait, dans le cadre d'un placement privé, 8 149 $ (10 millions de dollars CA) de billets subordonnés distincts à 14 % dont le montant en capital totalise 3,847 $ (les «billets subordonnés distincts» et avec les billets subordonnées, les «billets») et l'émetteur, par l'entremise d'une filiale, a conclu une facilité de crédit bancaire auprès d'un groupe de prêteurs (avec le placement de titres IPS, les «opérations sur titres IPS»). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires octroyée dans le cadre du placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a conclu une émission subséquente de 1 160 414 titres IPS pour un produit net de 10 857 $ CA (8 854 $). STA et STA ULC ont utilisé le produit net du premier appel public à l'épargne, combiné à l'exercice de l'option aux fins d'attributions excédentaires, pour acheter la totalité des actions ordinaires de catégorie A et des actions privilégiées de Student Transportation of America Holdings, Inc. («STA Holdings»). Certains investisseurs existants dans STA Inc. (les «investisseurs existants») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings au moment du placement de titres IPS.

En tout temps après le 45e jour suivant la date d'émission initiale ou en cas de changement de contrôle de STA ULC, les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnées qu'ils représentent par l'entremise de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'intermédiaire de son courtier ou d'un autre établissement financier, en tout temps. Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement scindés en actions ordinaires et en billets subordonnés : i) l'acceptation par un porteur de titres IPS de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans le cadre d'un changement de contrôle de STA ou de STA ULC; ii) l'exercice par STA ULC de son droit de racheter à son gré la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du rachat; iii) la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme; iv) si la Caisse canadienne de dépôt de valeurs limitée (la «CDS»)

1. Généralités (suite)

ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant; ou v) la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé sur une base de prise ferme auprès d'un syndicat de preneurs fermes (le «placement privé»), pour un produit total brut au comptant de 31,3 millions de dollars (37,2 millions de dollars CA). STA et STA ULC ont utilisé le produit net (déduction faite des commissions et des frais) pour acheter des actions ordinaires de catégorie A et des actions privilégiées additionnelles de Student Transportation of America Holdings, Inc. («STA Holdings»). À son tour, STA Holdings a utilisé ces montants pour rembourser la dette liée à l'acquisition d'une facilité de prêt et à l'encours de 6,7 millions de dollars de l'emprunt à terme. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tiré de l'émission de titres IPS additionnels en vertu du placement privé comprend une autre tranche de 10,0 millions de dollars (11,9 millions de dollars CA) de billets subordonnés.

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une acquisition ferme auprès d'un syndicat de preneurs fermes (l'«acquisition ferme») pour un produit total brut au comptant de 54,6 millions de dollars (60,0 millions de dollars CA). Le produit net (déduction faite des commissions et des frais) a servi à rembourser la dette liée à une facilité de crédit consentie dans le cadre d'acquisitions récentes (notamment Positive Connections, Inc. et Loftlock Coach Lines Limited), pour financer les offres publiques et les attributions de contrats au cours de la prochaine année scolaire et aux fins générales de l'entreprise. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tiré de l'émission de titres IPS additionnels en vertu de l'acquisition ferme comprend une autre tranche de 16,9 millions de dollars (18,8 millions de dollars CA) de billets subordonnés dans le cadre de l'émission des titres IPS.

La société détient actuellement une participation de 95,5 % dans STA Holdings, à la suite de l'acquisition des actions de catégorie A de STA Holdings. Avant le placement privé et l'acquisition ferme conclus au cours de l'exercice, la société détenait une participation de 93,6 % dans STA Holdings. Dans le cadre du placement privé, de l'acquisition ferme et de la diminution consécutive du pourcentage de la part des actionnaires sans contrôle, la société a comptabilisé une augmentation de l'écart d'acquisition et de la part des actionnaires sans contrôle de 1,3 million de dollars au bilan consolidé en date du 30 juin 2006.

STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America, Inc. («STA, Inc.»), occupe le cinquième rang des principaux fournisseurs de services de transport par autobus scolaires aux États-Unis.

2. Mode de présentation

Les présents états financiers consolidés ont été préparés par la direction selon les principes comptables généralement reconnus du Canada. Les états financiers consolidés ci-joints comprennent les comptes de la société et de toutes ses filiales. Tous les comptes et opérations intersociétés ont été éliminés lors de la consolidation.

Les principales conventions comptables sont décrites ci-dessous :

Conversion de devises

La monnaie de fonctionnement de la société, de STA ULC et des filiales en exploitation canadiennes de STA Holdings est le dollar canadien. La monnaie de fonctionnement des activités de la société aux États-Unis est le dollar américain. Les états financiers de la société sont présentés en dollars américains, parce que les activités et les flux de trésorerie principaux de ses filiales sont libellés en dollars américains. Par conséquent, les actifs et les passifs de la société, de STA ULC et des filiales en exploitation canadiennes de STA Holdings sont convertis en dollars américains au taux de change en vigueur à la fin de la période et les produits et les charges sont convertis au taux moyen au cours de la période. Les gains ou pertes de change sont reportés à titre de composante distincte des capitaux propres. Les billets subordonnés et les billets subordonnés distincts de STA ULC sont libellés en dollars canadiens. Comme la monnaie de fonctionnement de STA ULC est le dollar canadien, les gains ou pertes de change liés aux billets à la conversion des états financiers de STA ULC en dollars américains, la monnaie de présentation, sont reportés à titre de composante distincte des capitaux propres.

Les actifs et passifs monétaires libellés dans une monnaie autre que la monnaie de fonctionnement sont convertis au taux de change en vigueur à la date de clôture. Les opérations libellées dans une monnaie autre que la monnaie de fonctionnement sont converties au taux de change en vigueur à la date de l'opération. Les gains et les pertes de change sur ces éléments sont inclus dans les états des résultats consolidés.

Trésorerie et équivalents de trésorerie

Le poste Trésorerie et équivalents de trésorerie comprend tous les soldes d'encaisse et les placements très liquides ayant une échéance restante inférieure ou égale à trois mois depuis la date d'acquisition.

2. Mode de présentation (suite)

Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que le direction fasse des estimations et pose des hypothèses ayant une incidence sur les montants constatés des actifs et des passifs et la présentation des actifs et passifs éventuels à la date des états financiers ainsi que sur les montants constatés des produits et des charges au cours des périodes visées. Les résultats réels pourraient être différents des estimations.

La société fonde ses estimations et ses jugements sur les résultats historiques, les évaluations actuarielles et sur diverses autres hypothèses qu'elle juge raisonnables dans les circonstances. Les montants présentés selon ces hypothèses comprennent, sans toutefois s'y limiter, les provisions pour assurances, les impôts sur les bénéfices, l'écart d'acquisition et les autres actifs à long terme.

Concentration du risque de crédit

Le crédit est consenti en se fondant sur l'évaluation de la situation financière du client et, de manière générale, aucune avance n'est requise. Une partie importante des activités de la société sont exercées auprès des arrondissements scolaires de la côte est et de la côte ouest des États-Unis. La société n'a aucun client représentant plus de 10 % de ses produits d'exploitation.

Les pertes de crédit prévues sont présentées dans les états financiers. La direction surveille la situation financière de ses clients afin de réduire le risque de perte.

Stocks

Les stocks, qui consistent principalement en pièce de rechange et en accessoires de véhicule, sont évalués au coût ou au prix du marché établi selon la méthode du premier entré, premier sorti si celui-ci est inférieur.

Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées au coût ou à la juste valeur si elles ont été obtenues dans le cadre d'une acquisition d'entreprise, moins l'amortissement cumulé. L'entretien régulier et les réparations sont passés en charges au moment où les frais sont engagés. L'amortissement des immobilisations corporelles est calculé selon la méthode de l'amortissement linéaire sur la durée de vie utile estimative des actifs, qui varie de trois à onze ans. Les améliorations locatives sont amorties sur la durée du bail ou la durée de vie utile estimative des actifs si celle-ci est inférieure.

2. Mode de présentation (suite)

Écart d'acquisition et autres actifs incorporels identifiables

L'écart d'acquisition représente l'excédent du coût sur la juste valeur de l'actif net acquis dans le cadre d'un regroupement d'entreprises comptabilisé selon la méthode de l'acquisition. L'écart d'acquisition et les dénominations commerciales ne sont pas amortis mais soumis à un test de dépréciation une fois l'an, ou plus souvent si les circonstances changent, d'après leur juste valeur. Si la valeur comptable de l'écart d'acquisition ou des dénominations commerciales dépasse leur juste valeur, une perte de valeur sera constatée dans l'état des résultats pour un montant égal à l'excédent. Les autres actifs incorporels identifiables comprennent les droits contractuels qui sont amortis de manière linéaire sur la durée de vie utile estimative de 21 à 23 ans, les clauses de non-concurrence qui sont amorties de manière linéaire sur la durée de vie utile estimative de deux à cinq ans, et les dénominations commerciales qui ont une durée indéfinie (voir les notes 3 et 5). L'amortissement des actifs incorporels a totalisé respectivement 6,2 millions de dollars et 3,2 millions de dollars pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005.

Frais de financement reportés

La société a engagé des frais liés à l'obtention de financement par emprunt. Ces frais ont été capitalisés et sont amortis par imputation aux intérêts débiteurs sur la durée de la dette correspondante. En plus des frais liés à la convention de crédit de la société, la société a capitalisé des frais liés à la dette contractée dans le cadre des opérations sur titres IPS et des émissions ultérieures de titres IPS additionnels liées à deux autres placements effectués en octobre 2005 et en juin 2006. Aux 30 juin 2006 et 2005, la société a capitalisé respectivement 9,0 millions de dollars et 7,0 millions de dollars. Au 30 juin 2005, la dotation aux amortissements totalisait respectivement 1,4 million de dollars et 0,7 million de dollars pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005. Les frais de financement reportés sont compris dans les autres actifs dans les bilans consolidés.

Dépréciation des actifs à long terme

La direction évalue de façon continue si des événements ou des circonstances qui sont survenus indiquent que la durée de vie utile estimative restante des immobilisations corporelles, des droits contractuels et des clauses de non-concurrence justifie un examen ou si les soldes résiduels peuvent ne pas être recouvrables. Si l'examen indique que ces actifs ne sont pas recouvrables, comme il est établi selon les flux de trésorerie futurs non actualisés liés à l'utilisation des actifs, la valeur comptable des actifs sera réduite à leur juste valeur estimative.

2. Mode de présentation (suite)

Impôts sur les bénéfices

Les impôts sur les bénéfices ont été calculés selon la méthode axée sur le bilan. Les actifs et passifs d'impôts futurs découlent des écarts entre la valeur fiscale d'un actif ou d'un passif et sa valeur comptable. Les actifs et passifs d'impôts futurs sont établis au moyen des taux d'imposition pratiquement en vigueur qui devraient être en vigueur lorsque les impôts seront effectivement payés ou que les remboursements seront reçus. Une provision pour moins-value est comptabilisée lorsqu'il n'est pas plus probable qu'improbable qu'un actif d'impôts futurs sera constaté. Les passifs d'impôts futurs inscrits résultent de l'écart entre la valeur comptable et la valeur fiscale de matériel de transport, d'autre matériel et d'actifs incorporels.

Constatation des produits d'exploitation

Les produits d'exploitation sont constatés lorsque les critères suivants sont respectés : il y a des preuves convaincantes de l'existence d'un accord; les services ont été rendus; le prix que l'acheteur doit payer au vendeur est déterminé ou déterminable et le recouvrement est raisonnablement sûr. La société facture les clients sur une base mensuelle lorsque les circuits du transport scolaire sont établis selon les contrats ou les accords de reconduction avec les clients.

Rémunération à base d'actions

La rémunération à base d'actions et les autres paiements à base d'actions de la société sont comptabilisés à la juste valeur. Selon cette méthode, la juste valeur de la rémunération à base d'actions et des autres paiements à base d'actions est évaluée à la date de l'attribution et la juste valeur totale est amortie selon le barème d'acquisition des attributions à titre de charge de rémunération.

Activités de démarrage

Les coûts de démarrage sont passés en charges au moment où ils sont engagés.

Comptabilisation des instruments dérivés et des activités de couverture

La société comptabilise généralement les instruments dérivés selon la comptabilité d'exercice. Les instruments dérivés qui ne sont pas des couvertures sont constatés à la juste valeur à la date de clôture. Les variations de la juste valeur sont constatées dans l'état des résultats. Si l'instrument dérivé est désigné comme une couverture, sa juste valeur est constatée dans l'état des résultats quand l'élément de couverture est comptabilisé. La société consigne officiellement toutes les relations entre les instruments de couverture et les éléments couverts, ainsi que l'objectif en gestion des risques et la stratégie sous-tendant ces opérations. La société évalue, au départ et de manière régulière, si l'instrument dérivé est très efficace comme couverture.

2. Mode de présentation (suite)

Informations sectorielles

Par l'entremise de ses filiales, la société est un fournisseur de services de transport scolaire et de gestion de transport pour les écoles privées et publiques en Amérique du Nord. La société exerce ses activités dans un seul secteur, celui du transport par autobus scolaires. Bien qu'elle exerce ses activités dans un seul secteur, la société tire ses produits d'exploitation de clients situés aux États-Unis et au Canada. Le tableau ci-dessous présente un sommaire des produits d'exploitation et des actifs par secteur géographique (en milliers de dollars) :

	Produits d'exploitation	Immobilisations corporelles (montant net)	Écart d'acquisition
États-Unis	127 663 $	90 597 $	58 569 $
Canada	5 332	4 949	5 564
Total	132 995 $	95 546 $	64 133 $

Part des actionnaires sans contrôle

La part des actionnaires sans contrôle consiste en actions ordinaires de catégorie B, série Un de STA Holdings conservées par les investisseurs existants dans STA Holdings à la clôture du placement de titres IPS, ainsi que des actions ordinaires de catégorie B, série Deux de STA Holdings émises dans le cadre du régime incitatif à base d'actions (le «régime»), lequel a été adopté par les actionnaires de la société à l'assemblée générale annuelle qui s'est tenue le 8 décembre 2005. Les actions ordinaires de catégorie B représentent respectivement une participation de 4,5 % et de 6,4 % dans STA Holdings aux 30 juin 2006 et 2005 (voir la note 9).

Résultat par action

Le résultat par action est calculé en divisant le bénéfice net ou la perte nette par le nombre moyen pondéré d'actions ordinaires en circulation pour la période.

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, étant donné qu'ils sont basés sur le calendrier scolaire et les vacances. Au cours des vacances d'été, les produits proviennent surtout des camps d'été et des services de transport nolisés. Comme les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire.

(en milliers de dollars américains, sauf indication contraire)

2. Mode de présentation (suite)

Récentes prises de position en comptabilité

Le Conseil des normes comptables de l'Institut Canadien des Comptables Agréés a publié de nouvelles normes comptables, soit le chapitre 3855, «Instruments financiers – Comptabilisation et évaluation», le chapitre 3865, «Couvertures», et le chapitre 1530, «Résultat étendu», dont la prise d'effet pour notre société est pour l'exercice ouvert le 1er juillet 2007. Le chapitre 3855 du Manuel de l'ICCA établit les normes de comptabilisation et d'évaluation des actifs financiers, des passifs financiers et des instruments dérivés non financiers. Il porte également sur les normes relatives au classement des gains et des pertes sur instruments financiers. Le chapitre 3865 du Manuel de l'ICCA porte sur la comptabilisation des relations de couverture désignées selon les PCGR du Canada et établit des normes qui précisent quand et comment la comptabilité de couverture doit être appliquée et quelles sont les informations à fournir. Le chapitre 1530 établit de nouvelles normes d'information et de présentation concernant le résultat étendu et ses composantes. Le résultat étendu est définit comme une variation de l'actif net d'une entreprise au cours d'une période, découlant d'opérations et d'autres événements et circonstances sans rapport avec les propriétaires. Le résultat étendu comprend toutes les variations de l'actif net au cours d'une période sauf celles qui résultent des apports des propriétaires et des distributions faites à leur profit. La société évalue présentement l'incidence de l'adoption de ces normes.

3. Acquisitions

Le 1er juillet 2005, la société a fait l'acquisition de nouveaux contrats productifs et de certains actifs de A&E West Coast Transport, Inc., de la région de San Jose et de Silicon Valley, en Californie, et a fusionné ces contrats avec les activités d'exploitation déjà existantes dans cette région. En juillet 2005, elle a décroché de nouveaux contrats productifs et de nouveaux contrats obtenus à la suite d'appels d'offres dans les états du Connecticut, du New Jersey, du Vermont et de New York pour l'année scolaire 2005-2006. La société a également conclu huit acquisitions au cours de l'exercice 2006, à savoir :

- 29 juillet 2005 – division d'autobus scolaires d'Ayr Coach Lines, en Ontario, au Canada.
- 23 septembre 2005 – James O. Sacks, Inc. de Collegeville, en Pennsylvanie.
- 4 novembre 2005 – Byrd Yeany Busing, Inc. de Mayport, en Pennsylvanie.
- 9 novembre 2005 – Hudson Bus Lines, Inc. de Lewiston, dans le Maine.
- 20 décembre 2005 – Toshmar Bus Lines Ltd. en Ontario, au Canada.
- 8 mars 2006 – Liftlock Coach Lines Limited et R. Bennett Bus Lines Ltd. (collectivement, «Liftlock»), en Ontario, au Canada.
- 18 avril 2006 – McCrillis Transportation Inc. de Portsmouth, au New Hampshire.
- 1er mai 2006 – Positive Connections, Inc. («PCI»), en Illinois et au Minnesota.

3. Acquisitions (suite)

Les revenus des sociétés acquises et les contrats sont classés dans les résultats d'exploitation de STA à leur date d'acquisition respective. Le prix d'achat de ces acquisitions et de ces contrats a totalisé 48,4 millions de dollars. La répartition du prix d'achat, tel qu'elle est présentée dans le tableau ci-dessous, est provisoire et peut être modifiée selon l'évaluation définitive de la juste valeur des actifs acquis et des passifs pris en charge.

Actifs à court terme, moins passifs à court terme	1 517	$
Immobilisations corporelles	27 412	
Actifs incorporels	8 984	
Impôts futurs	(8 206)	
Total partiel	29 707	
Écart d'acquisition	18 698	
Total	48 405	$

Le prix d'achat se compose de 44,3 millions de dollars au comptant et de 4,1 millions de dollars sous forme de billets. La convention de rachat d'actions de PCI comporte une provision pour paiement éventuel du prix d'achat relatif à l'attribution de deux autres contrats productifs pour la prestation de services au cours de l'année scolaire commençant au mois de septembre 2006. L'évaluation de ce paiement éventuel est incluse dans le prix d'achat provisoire et est classée à titre de composante de la dette du vendeur dans le bilan de la société au 30 juin 2006. Les actifs incorporels identifiables représentent les droits contractuels de 5,8 millions de dollars qui seront amortis sur 21 à 23 ans, les clauses de non-concurrence de 1,6 million de dollars qui seront amorties sur une durée de vie estimative de 2 à 5 ans et des dénominations commerciales de 1,6 million de dollars avec une durée de vie indéfinie.

Dans le cadre des opérations sur titres IPS, STA a acquis la totalité des actions ordinaires de catégorie A émises et en circulation de STA Holdings, représentant une participation de 85,1 % dans STA Holdings et STA ULC a acquis toutes les actions privilégiées de STA Holdings. À la clôture du placement de titres IPS, les investisseurs existants dans STA Holdings ont conservé toutes les actions ordinaires de catégories B et C de STA Holdings émises et en circulation, représentant une part des actionnaires sans contrôle de 14,9 % dans STA Holdings au 21 décembre 2004.

3. Acquisitions (suite)

L'acquisition des actions ordinaires de STA Holdings a été comptabilisée selon la méthode de l'acquisition. Le prix d'achat net de l'acquisition de STA Holdings s'est élevé à environ 132,9 millions de dollars. La répartition finale du prix d'achat entre les justes valeurs des actifs acquis et des passifs pris en charge au 21 décembre 2004 se présente comme suit :

Actifs à court terme, moins passifs à court terme	11 980 $
Immobilisations corporelles	68 639
Autres actifs	1 242
Actifs incorporels	52 100
Financement de l'équipement	(153)
Billets à payer aux anciens propriétaires	(876)
Impôts futurs	(28 532)
Part des actionnaires sans contrôle	(15 511)
Total partiel	88 889
Écart d'acquisition	44 045
Total	132 934 $

La répartition du prix d'achat est fondée sur l'évaluation d'un tiers. Les montants affectés à l'écart d'acquisition et aux autres actifs incorporels ne sont pas déductibles aux fins fiscales et, par conséquent, des passifs d'impôts futurs ont été constatés. Les actifs incorporels représentent principalement les valeurs des droits contractuels de 30,5 millions de dollars qui seront amortis sur 21 ans, des clauses de non-concurrence de 10,6 millions de dollars qui seront amorties sur la durée de vie utile estimative de deux à trois ans et des dénominations commerciales de 11,0 millions de dollars avec des durées de vie indéfinies.

Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires et de l'émission de titres IPS additionnels le 7 janvier 2005 (voir la note 1), le produit net de 8 854 $ a servi à racheter et à annuler la totalité des actions ordinaires de catégorie C de STA Holdings. À l'achat de toutes les actions ordinaires de catégorie C, le pourcentage de participation de STA dans STA Holdings a atteint 93,6 %, entraînant une réduction de la part des actionnaires sans contrôle suivant l'émission des titres IPS additionnels.

4. Immobilisations corporelles

	30 juin 2006	30 juin 2005
Terrain et bâtiments	423 $	423 $
Matériel de transport	116 836	68 166
Améliorations locatives	311	232
Autre matériel et outillage	1 293	895
	118 863	69 716
Moins : l'amortissement cumulé	(23 317)	(8 843)
	95 546 $	60 873 $

5. Écart d'acquisition et autres actifs incorporels

Les actifs incorporels acquis dans le cadre des acquisitions décrites à la note 3 consistent en ce qui suit (en milliers de dollars) :

	2006			2005			
	Valeur comptable brute	Amortissement cumulé	Valeur comptable nette	Valeur comptable brute	Amortissement cumulé	Valeur comptable nette	Période d'amortissement (années)
Droits contractuels	36 311 $	(2 337) $	33 974 $	30 500 $	(770) $	29 730 $	21 à 23
Clauses de non-concurrence	12 233	(7 109)	5 124	10 600	(2 478)	8 122	2 à 5
Dénominations commerciales	12 560	-	12 560	11 000	-	11 000	Aucune (durée indéfinie)
Total	61 104 $	(9 446) $	51 658 $	52 100 $	(3 248) $	48 852 $	

Le tableau ci-dessous présente les variations de la valeur comptable de l'écart d'acquisition pour l'exercice terminé le 30 juin 2006 et pour la période de 192 jours terminée le 30 juin 2005 (en milliers) :

Solde aux 21 décembre 2004 et 30 juin 2005	44 045 $
Tranche de l'écart d'acquisition liée aux acquisitions	18 743
Tranche de l'écart d'acquisition liée aux acquisitions en plusieurs étapes (placement privé et acquisition ferme)	1 345
Solde au 30 juin 2006	64 133 $

6. Impôts sur les bénéfices

La charge d'impôts sur les bénéfices présentée dans les états financiers consolidés comprend les éléments suivants (en milliers) :

	2006	2005
Impôts au fédéral :		
Impôts exigibles	- $	29 $
Impôts futurs	(2 073)	(1 184)
	(2 073)	(1 155)
Impôts d'État et impôts locaux :		
Impôts exigibles	89	71
Impôts futurs	(711)	(334)
	(622)	(263)
Total de la charge	(2 695) $	(1 418) $

L'écart entre le taux effectif reflété dans la charge d'impôts et le montant calculé en appliquant le taux prévu par la loi au bénéfice avant impôts sur les bénéfices pour l'exercice terminé le 30 juin 2006 et pour la période de 192 jours terminée le 30 juin 2005 est analysé ci-dessous (en milliers de dollars) :

	2006	2005
Charge d'impôts sur les bénéfices au taux prévu par la loi	(2 292) $	(1 262) $
Impôts d'État, déduction faite de l'incidence du taux d'impôt fédéral	(410)	(200)
Autres	7	44
	(2 695) $	(1 418) $

Les composantes des soldes d'impôts futurs se présentent comme suit (en milliers de dollars) :

	2006	2005
Passifs d'impôts futurs:		
Actifs incorporels	(17 548) $	(14 842) $
Écart entre la valeur comptable et la valeur fiscale des immobilisations corporelles	(23 286)	(21 015)
Autres	(803)	-
Total des passifs d'impôts futurs	(41 637) $	(35 857) $
Actifs d'impôts futurs :		
Reports en avant de pertes d'exploitation nettes	9 097	8 442
Autres	-	401
Total des actifs d'impôts futurs	9 097	8 843
Passifs d'impôts futurs nets	(32 540) $	(27 014) $

6. Impôts sur les bénéfices (suite)

Au 30 juin 2006, la société avait des reports en avant de pertes d'exploitation nettes aux États-Unis d'environ 21,8 millions de dollars, dont les dates d'échéance s'échelonnent de 2013 à 2020 et des reports en avant de pertes d'exploitation nettes au Canada d'environ 1,1 million de dollars, dont la date d'échéance est 2016.

7. Dette

La dette de la société comprend ce qui suit (en milliers de dollars) :

	Montants non réglés			
	30 juin 2006		30 juin 2005	
	Court terme	Long terme	Court terme	Long terme
Facilité d'emprunt modifié				
Facilité de crédit à terme	- $	24 300 $	- $	31 000 $
Facilité de crédit renouvelable	-	-	-	5 375
Facilité de crédit aux fins d'acquisition	-	-	-	600
Financement de l'équipement	94	16	100	49
Billets à verser aux anciens propriétaires : intérêts à 7 %	2 356	2 091	309	475
Billets subordonnés et billets subordonnés distincts	-	80 524	-	48 233
	2 450 $	106 931 $	409 $	85 732 $

Les échéances de la dette à long terme sont comme suit (en milliers de dollars) :

	Contrat d'emprunt modifié	Financement de l'équipement	Billets à payer aux anciens propriétaires	Dette subordonnée
Exercice terminé le 30 juin				
2007	- $	94 $	2 356 $	- $
2008	24 300	16	1 806	-
2009	-	-	160	-
2010	-	-	100	-
2011	-	-	25	-
Par la suite	-	-		80 524
	24 300 $	110 $	4 447 $	80 524 $

7. Dette (suite)

Contrat d'emprunt modifié

La société a conclu un contrat d'emprunt relatif au placement de titres IPS. Le contrat se compose d'une facilité de crédit à terme de 31,0 millions de dollars, d'une facilité de crédit renouvelable de 25,0 millions de dollars et d'une facilité de crédit aux fins d'acquisition de 15,0 millions de dollars. La facilité de crédit aux fins d'acquisition sert à financer les acquisitions et les investissements effectués en vertu de nouveaux contrats productifs et de nouvelles offres publiques. Au cours de l'exercice terminé le 30 juin 2006, la société a modifié le contrat d'emprunt original pour : i) fournir 15,0 millions de dollars supplémentaires dans le cadre d'une facilité de crédit aux fins d'acquisition, ii) mettre en place une nouvelle facilité de crédit renouvelable de 3,0 millions de dollars canadiens et une facilité de crédit aux fins d'acquisition de 10,0 millions de dollars canadiens pour financer l'introduction de la société sur le marché canadien, iii) réviser les dispositions relatives au paiement régulier des intérêts et des dividendes pendant les périodes intermédiaires en fonction du caractère saisonnier des flux de trésorerie de la société et de la constatation partielle des flux de trésorerie associés à la croissance de la société pendant ces périodes intermédiaires, iv) réduire le ratio de levier financier de premier rang de 2,50 à 2,25 en vigueur du 1er octobre 2005 au 1er octobre 2006, et v) assurer des réductions de taux d'intérêt (réductions des marges applicables) de 75 points de base en date du 30 mars 2006 et de 75 points de base additionnels en date du 14 juin 2006.

Les emprunts en vertu du contrat d'emprunt modifié peuvent être des emprunts au taux de base ou en eurodollars, comme il est défini dans le contrat d'emprunt. Les emprunts au taux de base portent intérêt au taux de base, comme il est défini dans le contrat d'emprunt modifié (8,25 % au 30 juin 2006), majoré de la marge applicable qui varie de 0,25 % à 1,00 % selon le ratio de levier de STA Holdings à la date d'établissement des prix. Les emprunts en eurodollars portent intérêt au TIOL rajusté, comme il est défini dans le contrat d'emprunt modifié (5,33 % au 30 juin 2006), majoré de la marge applicable qui varie de 1,75 % à 2,50 % selon le ratio de levier de STA Holdings à la date d'établissement des prix. La fourchette de la marge applicable identifiée tient compte des réductions de 150 points de base mentionnées ci-dessus. Les emprunts en vertu du contrat d'emprunt modifié sont garantis par les actifs non grevés de STA Holdings et de ses filiales et certaines actions du capital social de STA Holdings et de chacune des filiales. De plus, le paiement et le rendement des obligations liées au contrat d'emprunt sont garantis par chacune des filiales de STA Holdings.

7. Dette (suite)

STA Holdings a conclu un contrat de couverture de taux d'intérêt, qui fixe à l'avance au TIOL un plafond de 3,7 % majoré de la marge applicable selon le contrat d'emprunt sur une dette d'une valeur nominale de 31,0 millions de dollars jusqu'au 15 décembre 2007. La juste valeur de la couverture de taux d'intérêt était 0,8 million de dollars au 30 juin 2006. Les dates d'échéance et autres clauses importantes du contrat de couverture de taux d'intérêt correspondent à celles de la dette sous-jacente. Le contrat de couverture de taux d'intérêt est désigné comme une couverture de flux de trésorerie et constitue une couverture efficace du risque de taux d'intérêt sans inefficacité. Toute variation de la juste valeur des flux de trésorerie est reportée et n'est constatée que lorsque les opérations couvertes sont constatées dans les résultats.

Billets subordonnés et billets subordonnés distincts

Les billets sont libellés en dollars canadiens et représentent un capital total de 89 881 $ CA. L'intérêt sur les billets s'accumule à un taux annuel de 14% et les billets viennent à échéance le 21 décembre 2016. À l'échéance, le capital des billets devra être versé en dollars canadiens. L'intérêt sur les billets est payable mensuellement. Au cinquième anniversaire de l'émission des billets, ou après, la société peut racheter les billets au montant du capital plus une prime qui baisse progressivement.

Avant le cinquième anniversaire de la clôture du placement, STA ULC sera autorisée, à son gré, à reporter les versements des intérêts sur les billets, dans la mesure où le ratio de couverture des intérêts en vertu de l'acte de fiducie relatif aux billets de la société pour la dernière période de 12 mois terminée le dernier jour d'un mois donné est inférieur au montant d'intérêt reporté minimal (comme il est défini dans l'acte de fiducie), à moins qu'un défaut de paiement des intérêts, du capital ou de la prime, le cas échéant, sur les billets ne soit survenu et ne subsiste, ou qu'un autre cas de défaut à l'égard des billets ne soit survenu et ne subsiste et que la déchéance du terme des billets subordonnés a été déclenchée par suite d'un cas de défaut (toute période étant une «période de report d'intérêts»). Les versements des intérêts sur les billets ne seront pas reportés en vertu de cette disposition plus de 24 mois en tout ou au-delà du cinquième anniversaire de la clôture du placement de titres IPS.

7. Dette (suite)

En outre, après le cinquième anniversaire de la clôture du placement, STA ULC peut, à son gré, reporter les intérêts sur les billets mais pas à plus de huit reprises et pour une période maximale de huit mois par reprise (chacune représentant une «période de report d'intérêts») en remettant au fiduciaire une copie de la résolution du conseil d'administration de STA ULC confirmée par une attestation d'un dirigeant de STA ULC indiquant que, d'après une détermination de bonne foi du conseil d'administration de STA ULC, ce report est raisonnablement nécessaire aux fins de gestion de la trésorerie de bonne foi ou pour réduire la probabilité d'un défaut ou éviter un défaut à l'égard d'une dette de premier rang; à condition qu'aucun report de ce genre ne puisse être entrepris et que tout report ne soit interrompu, à moins qu'un défaut de paiement des intérêts, du capital ou de la prime, le cas échéant, sur les billets ne soit survenu et ne subsiste ou qu'un autre cas de défaut à l'égard des billets ne soit survenu et ne subsiste et que la déchéance du terme des billets n'a été déclenchée par suite d'un cas de défaut. Aucune période de report d'intérêts ne peut commencer avant que tous les intérêts reportés en vertu d'une période de report d'intérêts précédente, ainsi que les intérêts sur ces derniers, n'aient été entièrement payés.

Les intérêts reportés sur les billets porteront intérêt au même taux que le taux déclaré sur les billets, composé mensuellement, jusqu'à ce qu'ils soient payés entièrement. Après la fin de la période de reports d'intérêt, STA ULC devra reprendre les versements mensuels des intérêts sur les billets, y compris les intérêts sur les intérêts reportés. Tous les intérêts reportés avant le cinquième anniversaire de la clôture du placement, y compris les intérêts courus sur les intérêts reportés, doivent être remboursés au cinquième anniversaire de la clôture du placement. Tous les intérêts reportés après le cinquième anniversaire de la clôture du placement, y compris les intérêts courus sur les intérêts reportés, doivent être remboursés à l'échéance ou avant celle-ci, à condition que STA ULC paie tous les intérêts reportés et les intérêts courus sur ces derniers, en totalité avant un report d'intérêts à une occasion ultérieure. STA ULC peut payer d'avance la totalité ou une partie des intérêts reportés, en tout temps sauf durant une période de report d'intérêts.

Au cours d'une période de report d'intérêts, ou dans la mesure où ces intérêts reportés demeurent impayés, et dans le cadre de toute autre situation décrite ci-dessous, la société ne pourra pas verser de dividendes ni effectuer de distributions aux porteurs de ses actions ordinaires, ni certains autres paiements affectés. Le contrat d'emprunt modifié renferme des restrictions quant à la capacité de la société de faire des distributions à STA ULC afin de lui permettre de payer d'avance les intérêts reportés sur les billets.

Les billets subordonnés émis dans le cadre du placement de titres IPS, de même que les billets subordonnés distincts, sont des obligations non assorties de sûreté de STA ULC garanties par STA Holdings et chacune de ses filiales, à l'exception de STC (tel qu'il est défini ci-dessous), mais qui ne sont pas assorties de sûreté en vertu des garanties données par chaque filiale garante au moment du placement de titres IPS.

7. Dette (suite)

En juillet 2005, STA Holdings a constitué une filiale indirecte, Student Transportation of Canada Inc. («STC»). STC a acquis la division d'autobus scolaires d'Ayr Coach Lines en juillet 2005, Toshmar Bus Lines Ltd., en décembre 2005 et Liftlock, en mars 2006. STC et ses filiales n'ont pas garanti les obligations de STA ULS en vertu des billets. Les états financiers consolidés de la société incluent les résultats financiers de STC. Le sommaire des informations financières consolidées des filiales garantes et non garantes de l'émetteur pour l'exercice terminé le 30 juin 2006 est présenté comme suit (en milliers) :

	STA ULC	STA Holdings et ses filiales garantes	Filiales non garantes combinées	Rajustements de consolidation	Montants consolidés totaux
Produits d'exploitation	- $	127 663 $	5 332 $	- $	132 995 $
Bénéfice d'exploitation	-	1 810	878	-	2 688
Bénéfice net (perte nette)	-	(4 487)	592	-	(3 895)
Actif à court terme	-	30 061	870	-	30 931
Actif à long terme	-	210 049	13 199	-	223 248
Passif à court terme	-	15 430	1 023	-	16 453
Passif à long terme à l'exception de la part des actionnaires sans contrôle	80 524 $	58 517 $	12 146 $	(11 716) $	139 471 $

Billets à payer aux anciens propriétaires

Les billets à payer aux anciens propriétaires représentent les billets émis par STA Holdings dans le cadre des acquisitions précédentes de diverses entreprises.

En cas de liquidation de la société, le paiement du capital et des intérêts sur la dette envers les anciens propriétaires est subordonné au paiement de toute dette de premier rang de la société.

8. Actions ordinaires

Le capital social autorisé de la société comprend un nombre illimité d'actions ordinaires et privilégiées sans valeur nominale.

La société a émis les titres IPS décrits ci-dessus. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés. Les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés représentés représentant ceux-ci par l'intermédiaire de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'entremise de son courtier ou d'un autre établissement financier, en tout temps.

Au 30 juin 2006, 20 764 554 actions ordinaires étaient émises et en circulation. De ce nombre, 20 763 554 sont représentées par les titres IPS et 1 000 sont des actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires. Au 30 juin 2005, 12 764 554 actions ordinaires étaient émises et en circulation, et correspondaient toutes à des titres IPS. Aucune action privilégiée n'était émise ou en circulation.

Le 14 juin 2006, la société a émis 4 900 000 actions ordinaires additionnelles pour un produit net de 34 583 $ (38 519 $ CA) dans le cadre d'une acquisition ferme. Le 25 octobre 2005, la société a émis 3 100 000 actions ordinaires pour un produit net de 20 009 $ (23 810 $ CA) dans le cadre d'une acquisition ferme.

La perte par action pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005 a été calculée d'après le nombre moyen pondéré d'actions ordinaires en circulation respectivement de 15 085 650 et de 12 661 809.

Pour l'exercice terminé le 30 juin 2006 et pour la période de 192 jours terminée le 30 juin 2005, les dividendes déclarés se sont élevés à respectivement 7,7 millions de dollars et 3,4 millions de dollars. Les dividendes déclarés pour l'exercice terminé le 30 juin 2006 représentaient 6,9 millions de dollars en dividendes sur les actions ordinaires de la société et 0,8 million de dollars en dividendes sur les actions ordinaires de catégorie B de STA Holdings. Les dividendes déclarés pour la période de 192 jours terminée le 30 juin 2005 représentaient 3,0 millions de dollars en dividendes sur les actions ordinaires de la société et 0,4 million de dollars en dividendes sur les actions ordinaires de catégorie B de STA Holdings. Les dividendes versés pour l'exercice terminé le 30 juin 2006 ont totalisé respectivement 6,5 millions de dollars et 0,8 million de dollars pour la société et STA Holdings. Les dividendes accumulés restants de 0,9 million de dollars au 30 juin 2006 ont été versés le 15 juillet 2006, alors que les dividendes accumulés restants de 0,5 million de dollars au 30 juin 2005 ont été versés le 15 juillet 2005. Les dividendes versés pour la période de 192 jours terminée le 30 juin 2005 ont atteint respectivement 2,5 millions de dollars et 0,3 million de dollars pour la société et STA Holdings. Les dividendes accumulés ont été comptabilisés dans les charges à payer et autres passifs à court terme du bilan consolidé.

9. Part des actionnaires sans contrôle

La part des actionnaires sans contrôle représente les actions de catégorie B conservées par les investisseurs existants et les actions émises en vertu du régime incitatif à base d'actions (le «régime») de STA. Les porteurs des actions de catégorie B ont le droit de recevoir des dividendes, quand ils ont été déclarés par le conseil d'administration de STA Holdings, qui équivalent environ aux distributions par titre IPS reçues par les porteurs de titres IPS. Les actions de catégorie B détenues par les investisseurs existants comportent le droit (le «droit de négocier»)), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'ouvrir des négociations de bonne foi en vue d'acheter les actions de catégorie B détenues par les investisseurs existants. À l'exercice du droit de négocier, si la société ne rachète pas les actions de catégorie B conservées par les investisseurs existants, le dividende sur ces actions augmentera de 10 % (ce droit à dividende majoré pour les investisseurs existants est désigné comme le «dividende majoré»). Les dispositions relatives aux actions de catégorie B offrent à la société le droit (le «droit de rachat») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS en vue d'acheter aux fins d'annulation les actions de catégorie B en circulation. Les actions de catégorie B émises dans le cadre du régime ne comportent pas de droit de négocier, ni ne donnent droit à un dividende majoré. Afin de différencier les actions de catégorie B détenues par les investisseurs existants et les actions de catégorie B devant être émises dans le cadre du régime, STA Holdings a modifié son certificat de constitution en société le 31 mars 2006, afin de scinder les actions de catégorie B autorisées en actions de catégorie B, série Un, qui sont détenues par les investisseurs existants, et en actions de catégorie B, série Deux qui seront utilisées pour les attributions d'actions dans le cadre du régime.

La part des actionnaires sans contrôle au 30 juin 2006 consiste en actions ordinaires de catégorie B, série Un de STA Holdings détenues par les investisseurs existants dans STA Holdings à la clôture du placement de titres IPS le 21 décembre 2004, et actions ordinaires de catégorie B, série Deux attribuées au cours de l'exercice 2006 dans le cadre du régime.

10. Rémunération à base d'actions

Le 8 décembre 2005, à l'assemblée générale annuelle, les actionnaires de la société ont approuvé l'adoption, par STA Holdings, du régime. Le régime vise a) à harmoniser les intérêts d'employés et de cadres choisis de STA Holdings et de ses filiales (les « participants ») avec ceux des porteurs de titres IPS, b) à optimiser la rentabilité et la croissance de STA Holdings et de ses filiales au moyen d'incitatifs conformes aux objectifs de la société, c) à fournir aux participants une mesure incitative pour l'excellence du rendement personnel, et d) à promouvoir le travail d'équipe parmi les employés, les cadres et les consultants. En vertu du régime, les options sur actions, les droits à la plus-value d'actions, les actions subalternes, les parts fondées sur le rendement, les actions liées au rendement, les actions à dividende différé, les équivalents de dividendes ou d'autres attributions à base d'actions peuvent être attribués comme il est défini dans le régime. Au cours de l'exercice 2006, les actions subalternes ont constitué les seules attributions en vertu du régime. Les actions subalternes ne sont pas transférables et peuvent être frappées de déchéance si l'employé ne respecte pas certaines conditions incluses dans la convention d'attribution applicable.

Un nombre maximal de 717 747 actions ordinaires de catégorie B, série Deux est disponible pour émission relativement aux attributions en vertu du régime. Le 5 avril 2006, STA Holdings a attribué 133 549 actions ordinaires de catégorie B, série Deux, en vertu du régime. La société a constaté une charge de rémunération à base d'actions sans effet sur la trésorerie de 0,9 million de dollars liée à cette attribution au cours du trimestre terminé le 30 juin 2006 d'après la juste valeur estimative de ces actions subalternes à la date d'attribution. L'émission des actions ordinaires de catégorie B, série Deux représente une participation minoritaire additionnelle dans la société.

Relativement à l'attribution susmentionnée d'actions subalternes, un total de 27 165 actions subalternes ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. À ce titre, 106 384 actions subalternes liées à ces attributions demeurent en circulation au 30 juin 2006.

11. Obligations au titre des contrats de location

La société loue certaines installations en vertu de contrats de location-exploitation non résiliables. Les charges locatives ont totalisé 3,1 millions de dollars et 1,3 million de dollars respectivement pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005. Ces contrats de location et autres contrats expirent à diverses date jusqu'en 2018.

11. Obligations au titre des contrats de location (suite)

Le tableau suivant représente les loyers minimums futurs à verser en vertu des contrats de location-exploitation résiliables : (en milliers)

Exercices se terminant les 30 juin :	
2007	3 952 $
2008	2 214
2009	1 868
2010	1 639
2011 et par la suite	2 619
Total des paiements minimums	12 292 $

12. Régimes d'avantages sociaux

La société possède un régime de retraite admissible à cotisations déterminées en vertu duquel les employés peuvent verser des cotisations volontaires avant impôts. La société verse des cotisations correspondantes au nom des employés. La société a engagé des charges minimales pour ce régime pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005.

13. Opérations entre parties liées

La société fait appel à Coast Cities Truck Sales, Inc. («Coast Cities»), courtier en matériel de transport, principalement pour l'acquisition ou la cession de véhicules pour la flotte de la société sous la direction du président et chef de l'exploitation. Coast Cities offre également des services de consultation à la société, en procédant à l'évaluation de la flotte dans le cadre d'acquisitions. Les services d'évaluation de la flotte sont fournis sans frais. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'acquisition et de cession sont fournis sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. Les montants payés par la société à Coast Cities se sont élevés respectivement à 0,3 million de dollars et à 21 000 $ pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005.

La société fait appel à Reilly Partners Inc. («Reilly Partners»), cabinet de recrutement de cadres, pour pourvoir aux postes de direction. Le président du conseil et associé fondateur de Reilly Partners est un administrateur de STA Holdings, la société d'exploitation américaine. La société a versé 0,1 million de dollars à Reilly Partners au cours de l'exercice 2006 pour des services de recrutement de cadres.

14. Engagements et éventualités

La société fait l'objet de diverses réclamations et poursuites découlant du cours normal des affaires et, pour la plupart, liées à des dommages corporels et matériels subis dans le cadre de ses activités. La société maintient une couverture d'assurance automobile, d'assurance contre les accidents du travail et d'assurance responsabilité civile assortie de franchises pour chaque incident dont la société est financièrement responsable. La société comptabilise des charges à payer à l'égard des franchises estimatives au moment où l'incident survient. Le programme d'assurance de la société vise à minimiser le risque financier associé aux réclamations. Les principaux risques liés aux activités de la société sont les blessures corporelles et les dommages matériels infligés à des tiers.

Selon la direction, les pertes non assurées liées aux franchises découlant de l'issue finale de ces questions n'auront pas d'incidence notable sur la situation financière, les résultats d'exploitation ou les flux de trésorerie de la société.

Dans le cadre d'ententes de garantie à l'appui de ses programmes d'assurance, la société détenait 1,3 million de dollars de lettres de crédit en circulation au 30 juin 2006. De ce montant, 0,4 million de dollars sont soutenus par des dépôts en espèces qui sont compris dans les autres actifs du bilan consolidé du 30 juin 2006.

Certains des contrats de la société comprennent des exigences en matière de rendement ou de cautionnement. Ces cautionnements sont souscrits par des assureurs en assurance-cautionnement accrédités. Pour l'année scolaire qui vient de s'écouler, les cautionnements en cours totalisaient 26,5 millions de dollars. Aucune garantie n'est exigée pour ces cautionnements.

15. Contrats de change

Les billets sont libellés en dollars canadiens. De ce fait, le paiement des billets échus doit se faire en dollars canadiens. La société n'a pas conclu de contrat de couverture eu égard aux fluctuations des devises relativement au capital des billets arrivant à échéance en 2016.

15. Contrats de change (suite)

Les distributions sur les titres IPS sont également libellées en dollars canadiens. Pour limiter le risque lié aux fluctuations des devises, STA Holdings a conclu 60 contrats de change à terme («contrats à terme») en cours en vertu desquels la société vendra des dollars américains chaque mois pour un montant fixe en dollars canadiens aux conditions suivantes :

Durée du contrat	Nombre de contrats	Montant à livrer en $ US (en millions)	Montant à livrer en $ CA (en millions)	$ CA par $ US (moyenne pondérée)
juillet 2006 à juin 2007	12	11,9	14,7	1,2275
juillet 2007 à juin 2008	12	11,9	14,7	1,2275
juillet 2008 à juin 2009	12	11,9	14,7	1,2275
juillet 2009 à juin 2010	12	11,9	14,7	1,2224
juillet 2010 à juin 2011	12	13,1	14,7	1,1171
		60,7	73,5	

Après l'émission de titres IPS additionnels relativement à l'acquisition ferme du 14 juin 2006, la société a conclu certains contrats de tunnel dollar canadien/dollar américain de deux ans, (les «contrats de tunnel»), pour 5,6 millions de dollars en distributions annuelles. Les contrats de tunnel permettent à la société d'acheter des dollars à un taux de change de 1,0400 $ CA à 1,1540 $ A pour 1,00 $ US.

STA Holdings n'était pas tenue de déposer de garantie à l'égard de ces contrats.

Les contrats à terme et les contrats de tunnel, (collectivement «les contrats»), ne sont pas admissibles comme couverture de flux de trésorerie aux fins comptables, et la variation de la juste valeur des contrats est constatée aux résultats. La juste valeur des contrats représentait un actif de 5,3 millions de dollars au 30 juin 2006, dont 1,3 million de dollars est comptabilisé dans les autres actifs à court terme au bilan consolidé. Les contrats à terme ont un notionnel d'environ 60,7 millions de dollars et ont été conclus avec une grande banque canadienne à titre de contrepartie. Le risque associé aux contrats est le coût de remplacement de ces instruments en cas de défaut par la contrepartie. La direction est d'avis que ce risque est faible.

16. Informations supplémentaires sur les flux de trésorerie

La société a versé respectivement 11,5 millions de dollars et 4,6 millions de dollars en intérêts pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005. La société a versé 0,2 million de dollars en impôts pour l'exercice terminé le 30 juin 2006. Aucuns impôts n'ont été versés au cours de la période de 192 jours terminée le 30 juin 2005.

17. Chiffres correspondants

La société a été créée le 22 septembre 2004 et n'a réalisé son premier appel public à l'épargne visant des titres IPS que le 21 décembre 2004. Étant donné que les activités de la société n'ont démarré que le 21 décembre 2004, les chiffres correspondants pour la période du 21 décembre 2004 au 30 juin 2005 représentent 192 jours d'activités à l'égard des états consolidés des résultats et des flux de trésorerie.

18. Événements postérieurs

Le 27 juillet 2006, la société a conclu un contrat de location-exploitation d'une valeur d'environ 5,4 millions de dollars avec GE Capital visant la location d'autobus scolaires de remplacement nécessaires pour l'année scolaire 2006 – 2007 à venir. La durée du contrat est de six ans à un taux implicite de 6,7 %. Les paiements de location annuels se situeront à environ 1,2 million de dollars par année pour la durée du contrat.

Le 12 juillet 2006, STA Holdings a attribué 151 740 actions ordinaires de catégorie B, série Deux, en vertu du régime. La société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution, le 12 juillet 2006, d'actions subalternes au cours du trimestre terminé le 30 septembre 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente pour la société une part des actionnaires sans contrôle additionnelle.

Le 12 juillet 2006, la société a clôturé son acquisition de Simcoe Coach Lines Ltd., située à Sutton, en Ontario.

Le 19 juillet 2006, la société s'est vu attribuer un contrat visant la privatisation des services de transport de l'Altoona Area School District située à Altoona, en Pennsylvanie (la «conversion d'AASD»). Le contrat a une durée de cinq ans.

Le 24 août 2006, STA Holdings a attribué 138 333 actions ordinaires de catégorie B, série Deux en vertu du régime. Cette attribution d'actions subalternes vise les réalisations de la direction au cours de l'exercice 2006. Bien que les attributions d'actions subalternes aient trait à l'exercice 2006, la charge de rémunération connexe est constatée au cours de la période où elles sont attribuées en vertu des règles comptables. Par conséquent, la société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution d'actions subalternes du 24 août 2006 au cours du trimestre terminé le 30 septembre 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente pour la société une part des actionnaires sans contrôle additionnelle.

18. Événements postérieurs (suite)

Le 5 septembre 2006, la société a conclu un swap sur marchandises avec une institution financière pour réduire son exposition à la variation du coût du carburant sur le marché. Le swap sur marchandises fixe le prix du mazout à 2,10 $ le gallon pour un montant notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Ce swap est désigné à titre de couverture de l'exposition sous-jacente liée aux achats de carburant au cours de l'exercice 2007. Les montants échangés par les parties seront calculés en fonction du montant notionnel et d'autres modalités du swap. En raison de la corrélation entre l'instrument de couverture sur mazout et l'exposition sous-jacente des achats de carburant couverts, la variation de la valeur du swap sur mazout sera généralement contrebalancée par la variation de la valeur des achats de carburant sous-jacents. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque de défaillance de la contrepartie est faible.

Student Transportation of America®

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES ET CIRCULAIRE DE SOLLICITATION DE PROCURATIONS PAR LA DIRECTION

ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

QUI SE TIENDRA LE 3 NOVEMBRE 2006

Le 26 septembre 2006

Student Transportation of America®

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle (l'« **assemblée** ») des actionnaires de Student Transportation of America Ltd. (l'« **émetteur** ») se tiendra le vendredi 3 novembre 2006 à 10 h (heure de Toronto) à la Galerie, au Centre de diffusion et de conférences de la TSX, The Exchange Tower, 130 King Street West, Toronto (Ontario), aux fins suivantes :

1. **RECEVOIR** les états financiers de l'émetteur pour l'exercice terminé le 30 juin 2006 ainsi que le rapport des vérificateurs sur ces états;

2. **ÉLIRE** les membres du conseil d'administration de l'émetteur;

3. **NOMMER** les vérificateurs et autoriser le conseil d'administration de l'émetteur à fixer la rémunération des vérificateurs;

4. **DÉLIBÉRER** de toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

La circulaire de sollicitation de procurations par la direction ci-jointe fournit des renseignements supplémentaires sur les questions à l'ordre du jour de l'assemblée et fait partie intégrante du présent avis.

FAIT à Toronto, en Ontario, le 26 septembre 2006.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Le président du conseil d'administration de
Student Transportation of America Ltd.,

« *Denis J. Gallagher* »

STUDENT TRANSPORTATION OF AMERICA LTD.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

La présente circulaire de sollicitation de procurations est fournie dans le cadre de la sollicitation, par la direction de Student Transportation of America Ltd. (l'« **émetteur** ») ou pour son compte, de procurations devant être utilisées à l'assemblée annuelle (l'« **assemblée** ») des actionnaires (les « **actionnaires** ») de l'émetteur qui se tiendra le 3 novembre 2006 à 10 h (heure de Toronto) à la Galerie, au Centre de diffusion et de conférences de la TSX, The Exchange Tower, 130 King Street West, Toronto (Ontario), et à toute reprise de celle-ci en cas d'ajournement ou de report, aux fins indiquées dans l'avis de convocation à l'assemblée ci-joint.

SOLLICITATION DE PROCURATIONS ET EXERCICE DES DROITS DE VOTE

Sollicitation de procurations

La sollicitation de procurations pour l'assemblée sera faite principalement par la poste; toutefois, des employés de l'émetteur pourront solliciter des procurations personnellement, par écrit ou par téléphone, à un coût minime. L'émetteur paiera les frais de la sollicitation de procurations en vue de l'assemblée ainsi que les frais juridiques, les coûts d'impression et les autres frais associés à l'établissement de la présente circulaire de sollicitation de procurations.

Les renseignements fournis aux présentes sont à jour en date du 26 septembre 2006, à moins d'indication contraire.

Nomination des fondés de pouvoir et révocation des procurations

Les actionnaires recevront un formulaire de procuration avec la présente circulaire de sollicitation de procurations. Les personnes nommées dans ce formulaire sont des membres de la direction de l'émetteur. **L'actionnaire qui souhaite désigner une autre personne pour le représenter à l'assemblée peut exercer ce droit en biffant le nom des personnes nommées dans le formulaire de procuration ci-joint et en inscrivant le nom de la personne de son choix dans l'espace en blanc prévu à cette fin ou encore en remplissant un autre formulaire de procuration approprié. Cette autre personne peut ne pas être un actionnaire de l'émetteur.**

La Société de fiducie Computershare du Canada (l'« **agent** ») détient les actions ordinaires représentées par des titres représentatifs de titres participatifs et à revenu en dépôt (les « **titres IPS** ») en fiducie pour le compte des porteurs de titres IPS (les « **porteurs de titres IPS** ») et a le droit d'exercer les droits de vote rattachés à ces actions ordinaires à l'assemblée. L'agent est tenu de remettre les procurations (en tant qu'actionnaire) représentant les droits de vote rattachés à ces actions ordinaires conformément aux instructions données par les porteurs de titres IPS. Si un porteur de titres IPS (ou la personne qu'il désigne) dont le nom figure sur une liste de véritables propriétaires de titres IPS qui a été établie en vue de l'assemblée se présente de façon satisfaisante au représentant de l'agent, il peut exiger que l'agent signe et lui remette (ou remette à la personne qu'il désigne) une procuration afin d'exercer personnellement les droits de vote rattachés aux actions ordinaires sous-jacentes à ses titres IPS (i) s'il n'a pas donné antérieurement des instructions de vote à l'agent relativement à l'assemblée ou (ii) s'il remet au représentant une révocation écrite de toute instruction donnée antérieurement. À l'assemblée, le porteur de titres IPS (ou la personne qu'il désigne) qui exerce ses droits de vote au moyen d'une procuration accordée par l'agent a le droit de s'exprimer à l'assemblée et d'y voter, à l'occasion d'un scrutin ou d'un vote à mains levées, à l'égard de toute question ou de toute proposition. Les porteurs de titres IPS recevront également avec la présente circulaire de sollicitation de procurations un formulaire d'instructions de vote adressé à l'agent qui peut être rempli et retourné à ce dernier.

Pour être valides, les procurations ou les instructions données à l'agent doivent parvenir aux bureaux de l'agent, 9th Floor, North Tower, 100 University Avenue, Toronto (Ontario) M5J 2Y1, au plus tard à 17 h (heure de Toronto) le 1er novembre 2006, ou être remises au président de l'assemblée avant le début de l'assemblée. Si

l'assemblée est ajournée, les procurations ou les instructions doivent être déposées aux bureaux de l'agent 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'heure prévue de toute reprise de l'assemblée à laquelle les procurations ou les instructions doivent être utilisées, ou auprès du président de l'assemblée avant le début de l'assemblée ou de toute reprise de celle-ci.

Le document désignant un fondé de pouvoir doit être un document écrit rempli et signé par un actionnaire ou son mandataire autorisé par écrit; si l'actionnaire est une société, ce document doit porter le sceau de cette dernière ou être signé par un membre de la direction ou un mandataire dûment autorisé de celle-ci. Le formulaire d'instructions données à l'agent par un porteur de titres IPS doit être un document écrit rempli et signé par le porteur ou son mandataire autorisé par écrit; si le porteur de titres IPS est une société, ce document doit porter le sceau de cette dernière ou être signé par un membre de la direction ou un mandataire dûment autorisé de celle-ci. Les personnes qui signent en qualité de membres de la direction, de mandataires, d'exécuteurs testamentaires, de liquidateurs de succession, d'administrateurs ou de fiduciaires, notamment, devraient l'indiquer et fournir une preuve satisfaisante à cet égard.

L'actionnaire qui a donné une procuration peut la révoquer : a) en remplissant et en signant une procuration portant une date ultérieure et en la déposant de l'une des manières indiquées ci-dessus; b) en déposant un document écrit signé par lui ou par son mandataire muni d'une autorisation écrite (i) soit au siège de l'émetteur, à tout moment jusqu'au dernier jour ouvrable, inclusivement, précédant l'assemblée, ou toute reprise de celle-ci, à laquelle la procuration doit être utilisée, (ii) soit auprès du président de l'assemblée avant le début de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, ou c) de toute autre manière permise par la loi. Le porteur de titres IPS qui a donné des instructions à l'agent à l'égard des droits de vote rattachés aux actions ordinaires sous-jacentes à ses titres IPS peut les révoquer : a) en remplissant et en signant un formulaire d'instructions portant une date ultérieure et en le déposant de l'une des manières indiquées ci-dessus, b) en déposant un document écrit signé par lui ou par son mandataire muni d'une autorisation écrite (i) soit au siège de l'agent, à tout moment jusqu'au dernier jour ouvrable, inclusivement, précédant l'assemblée, ou toute reprise de celle-ci, à laquelle les instructions doivent être utilisées, (ii) soit auprès du président de l'assemblée, avant le début de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, ou c) de toute autre manière permise par la loi.

Exercice des droits de vote par les fondés de pouvoir

Les personnes nommées dans le formulaire de procuration ci-joint exerceront les droits de vote rattachés aux actions ordinaires à l'égard desquelles elles sont nommées, à l'occasion de tout scrutin éventuel, conformément aux instructions de l'actionnaire énoncées dans la procuration. L'agent exercera les droits de vote rattachés aux actions ordinaires sous-jacentes aux titres IPS à l'égard desquelles il est nommé, à l'occasion de tout scrutin éventuel, conformément aux instructions du porteur de titres IPS. **En l'absence de telles instructions, ces droits de vote seront exercés : a) POUR l'élection à des postes d'administrateur des sept candidats dont il est question sous la rubrique « Points à l'ordre du jour de l'assemblée – Élection des administrateurs » et b) POUR la nomination de Ernst & Young s.r.l./S.E.N.C.R.L. à titre de vérificateurs de l'émetteur et l'établissement de la rémunération des vérificateurs.**

Le formulaire de procuration confère aux personnes qui y sont désignées un pouvoir discrétionnaire à l'égard des modifications apportées aux questions mentionnées dans le formulaire de procuration et dans l'avis de convocation à l'assemblée et à l'égard de toute autre question dont l'assemblée pourrait être régulièrement saisie. Si des modifications apportées aux questions mentionnées dans l'avis de convocation à l'assemblée étaient régulièrement soumises à l'assemblée, les personnes désignées dans le formulaire de procuration ci-joint ont l'intention de voter à cet égard avec discernement. À la date de l'impression de la présente circulaire de sollicitation de procurations, les administrateurs de l'émetteur (les « **administrateurs** ») n'avaient connaissance d'aucune modification ni d'aucune autre question de ce genre.

RENSEIGNEMENTS À L'INTENTION DES VÉRITABLES PROPRIÉTAIRES DE TITRES

Les renseignements figurant sous la présente rubrique sont d'une grande importance pour les personnes qui détiennent des actions ordinaires ou des titres IPS autrement qu'en leur propre nom. Le porteur non inscrit de

titres de l'émetteur (un « **véritable propriétaire** ») qui a la propriété effective d'actions ordinaires ou de titres IPS, mais dont les actions ordinaires ou les titres IPS sont inscrits au nom d'un intermédiaire (comme une maison de courtage, une institution financière, un fiduciaire, un dépositaire ou un autre prête-nom qui détient les titres pour le compte du véritable propriétaire ou au nom d'une agence de compensation dont l'intermédiaire est un adhérent) doit savoir que seules les procurations ou les instructions déposées par les porteurs de titres dont le nom figure dans les registres de l'émetteur à titre de porteurs inscrits d'actions ordinaires ou de titres IPS peuvent être reconnues et utilisées à l'assemblée.

Les actions ordinaires ou les titres IPS qui sont énumérés dans un relevé de compte que le courtier fournit au véritable propriétaire sont inscrits au nom de La Caisse canadienne de dépôt de valeurs limitée (la « **CDS** ») ou de son prête-nom et ne sont pas inscrits au nom du véritable propriétaire dans les registres de l'émetteur.

Au Canada, les politiques de réglementation applicables prévoient que les courtiers et les autres intermédiaires doivent demander des instructions de vote aux véritables propriétaires avant les assemblées des porteurs de titres. Chaque courtier ou autre intermédiaire a ses propres procédures de mise à la poste et fournit ses propres instructions quant au retour, que les véritables propriétaires doivent suivre attentivement afin de s'assurer que les droits de vote rattachés à leurs actions ordinaires soient exercés à l'assemblée. Il arrive souvent que le formulaire de procuration que le courtier fournit au véritable propriétaire soit identique au formulaire de procuration fourni aux porteurs inscrits de titres. Cependant, il ne sert qu'à donner des instructions au porteur inscrit de titres sur la façon d'exercer les droits de vote au nom du véritable propriétaire. La plupart des courtiers délèguent maintenant à ADP Investor Communications (« **ADP** ») la responsabilité d'obtenir des instructions auprès des clients. Habituellement, ADP prépare des formulaires d'instructions de vote lisibles par machine, les poste aux véritables propriétaires, à qui elle demande de les lui retourner. ADP dépouille ensuite les instructions reçues et fournit des instructions appropriées concernant l'exercice des droits de vote rattachés aux titres devant être représentés à l'assemblée. Le véritable propriétaire qui reçoit un formulaire d'instructions de vote d'ADP ne peut utiliser ce formulaire pour exercer directement à l'assemblée les droits de vote rattachés à ces actions ordinaires. Le formulaire d'instructions de vote doit être retourné à ADP suffisamment longtemps avant l'assemblée pour que les droits de vote rattachés aux actions ordinaires puissent être exercés.

Même si le véritable propriétaire ne peut exercer directement à l'assemblée les droits de vote rattachés aux actions ordinaires inscrites au nom de son courtier ou d'un autre intermédiaire, il peut assister à l'assemblée à titre de fondé de pouvoir du porteur inscrit et exercer les droits de vote rattachés aux actions ordinaires en cette qualité. Les véritables propriétaires qui désirent assister à l'assemblée et exercer indirectement les droits de vote rattachés à leurs actions ordinaires à titre de fondé de pouvoir du porteur inscrit doivent inscrire leur nom dans l'espace en blanc prévu à cette fin sur le formulaire de procuration ou d'instructions de vote qui leur a été fourni et retourner ce formulaire à leur courtier ou autre intermédiaire (ou au mandataire du courtier ou de l'autre intermédiaire) conformément aux instructions du courtier, de l'intermédiaire ou du mandataire suffisamment longtemps avant l'assemblée.

TITRES COMPORTANT DROIT DE VOTE DE L'ÉMETTEUR ET PRINCIPAUX PORTEURS

L'émetteur est autorisé à émettre un nombre illimité d'actions ordinaires. En date de la présente circulaire de sollicitation de procurations, 20 764 554 actions ordinaires étaient en circulation. Toutes les actions ordinaires en circulation sous-jacentes aux titres IPS sont inscrites au nom de l'agent, qui les détient en fiducie pour le compte des porteurs de titres IPS.

À l'assemblée, chaque actionnaire inscrit à la fermeture des bureaux le 18 septembre 2006, date de clôture des registres fixée pour l'avis de convocation à l'assemblée (la « **date de clôture des registres** »), aura droit à une voix par action ordinaire qu'il détient à l'égard de toutes les questions soumises à l'assemblée, sauf si l'actionnaire a transféré ces actions ordinaires après la date de clôture des registres et si le cessionnaire de ces actions ordinaires établit son droit de propriété à l'égard des actions transférées et demande par écrit au secrétaire de la société, au plus tard 10 jours avant la date de l'assemblée, que son nom soit inscrit sur la liste des actionnaires ayant le droit de voter à l'assemblée, auquel cas il pourra exercer les droits de vote rattachés à ces actions ordinaires.

À la connaissance des administrateurs, à la date des présentes, aucune personne n'est véritable propriétaire d'actions ordinaires comportant au moins 10 % des droits de vote rattachés aux actions ordinaires émises et en circulation ni n'exerce un contrôle ou une emprise sur un tel pourcentage d'actions ordinaires, à l'exception de Société Sentry Select (« **Sentry Select** »), qui détenait, au total, par l'intermédiaire de comptes gérés, 2 889 400 titres IPS et actions ordinaires sous-jacentes en date du 31 juillet 2006, ce qui représente environ 13,915 % du total des titres IPS en circulation. Sentry Select, qui agit à titre de gestionnaire de placements pour le compte de ses organismes de placement collectif ou d'autres comptes gérés, n'est véritable propriétaire d'aucun titre IPS.

POINTS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

1. Élection des administrateurs

Sept administrateurs doivent être élus à l'assemblée. **Les personnes nommées dans le formulaire de procuration ci-joint, à moins d'indication contraire expresse dans le formulaire, ont l'intention de voter pour l'élection, à des postes d'administrateur, des candidats dont le nom figure ci-dessous.** Il n'est pas prévu que des candidats seront dans l'impossibilité de remplir des fonctions d'administrateur, mais si cela devait se produire pour quelque motif que ce soit avant l'assemblée, les personnes nommées dans le formulaire de procuration ci-joint se réservent le droit de voter à leur appréciation en faveur d'un autre candidat. Chaque administrateur élu occupera son poste jusqu'à la prochaine assemblée annuelle ou jusqu'à l'élection ou la nomination de son successeur. Chaque administrateur fera également partie du conseil d'administration de Student Transportation of America Holdings, Inc. (« **STA Holdings** » ou la « **société** ») et de Student Transportation of America ULC, lesquelles sont des filiales directes ou indirectes de l'émetteur. M. John Crow ne se représentera pas à l'élection des administrateurs.

Le tableau suivant indique le nom des candidats à l'élection des administrateurs ainsi que certains renseignements à leur égard. Des biographies des administrateurs, y compris un résumé de leur fonction principale et du poste occupé au cours des cinq dernières années, sont présentées dans la notice annuelle de l'émetteur datée du 26 septembre 2006 (la « **notice annuelle** »). On peut consulter la notice annuelle sous le profil de l'émetteur à l'adresse www.sedar.com. L'émetteur remettra sans frais un exemplaire de la notice annuelle à tout porteur de titres qui en fait la demande.

Nom et lieu de résidence	Fonction principale	Date d'entrée au conseil	Nombre de titres IPS assujettis à un droit de propriété ou à un contrôle [1]
Victor Wells [3) 5) 7)] Ontario (Canada)	Administrateur de sociétés	Septembre 2006	0
George Rossi [3) 5)] Québec (Canada)	Administrateur de sociétés	Octobre 2004	30 000
David Scopelliti [3) 5)] Connecticut (États-Unis)	Directeur général, Expansion de l'entreprise et service à la clientèle, PCG Asset Management	Octobre 2004	0
Irving Gerstein [2) 3) 5)] Ontario (Canada)	Administrateur de sociétés	Octobre 2004	2 000
Kenneth Needler [2) 6)] Ontario (Canada)	Administrateur de sociétés	Septembre 2004	0

Nom et lieu de résidence	Fonction principale	Date d'entrée au conseil	Nombre de titres IPS assujettis à un droit de propriété ou à un contrôle [1)]
Denis Gallagher [4) 6)] New Jersey (États-Unis)	Chef de la direction de l'émetteur	Septembre 2004	0
David White [6)] Pennsylvanie (États-Unis)	Chef de l'exploitation de l'émetteur	Octobre 2004	0

Notes :

1) Les renseignements à l'égard des titres IPS dont sont véritables propriétaires, directement ou indirectement, notamment les personnes qui ont un lien avec les personnes susmentionnées ou les membres du même groupe que celles-ci, dont l'émetteur n'a pas connaissance, ont été fournis individuellement par chacun des candidats.
2) Membre du comité de la rémunération, des candidatures et de la gouvernance de STA Holdings
3) Membres du comité de vérification de l'émetteur et de STA Holdings
4) Président du conseil d'administration de l'émetteur
5) Administrateur indépendant
6) En date du 30 juin 2006, MM. Needler, Gallagher et White étaient, respectivement, véritables propriétaires de 17 317, de 279 161 et de 13 613 actions ordinaires de catégorie B émises de STA Holdings, ce qui représente, respectivement, 1,8 %, 28,5 % et 1,4 % des actions ordinaires de catégorie B en circulation de STA Holdings.
7) M. Victor A. Wells est un fiduciaire de Canada Cartage Diversified Income Fund et préside le comité de vérification. Il a été vice-président, Finances et chef des finances de Chemtrade Logistics Income Fund du premier appel public à l'épargne de celle-ci, en juillet 2001, jusqu'en 2006. De 1998 à 2001, M. Wells a été vice-président, Finances et chef des finances de Tahera Diamond Corporation, société d'extraction de diamants inscrite à la cote de la TSX. M. Wells est membre de Financial Executives International, dont il a été président et administrateur de section. Il est actuellement vice-président du Committee on Corporate Reporting et a été membre du Conseil des normes comptables de 1991 à 1995. M. Wells a obtenu le titre de comptable agréé lorsqu'il travaillait chez Ernst & Young, à Toronto, et a été élu *fellow* de l'Institute of Chartered Accountants of British Columbia en 1990 et *fellow* de l'Institut des comptables agréés de l'Ontario en 2006. Il était le chef des finances de Anvil Range Mining Corporation lorsque celle-ci a déposé une requête pour obtenir la protection de la *Loi sur les arrangements avec les créanciers des compagnies* en 1998. Après le dépôt de la requête, M. Wells a été embauché à titre de consultant pour aider le séquestre désigné de cette société.

2. Nomination des vérificateurs

Il est proposé que Ernst & Young s.r.l./S.E.N.C.R.L., comptables agréés, soient nommés vérificateurs de l'émetteur, pour qu'ils occupent ce poste jusqu'à la prochaine assemblée annuelle des actionnaires ou jusqu'à la nomination de leur successeur, et que les administrateurs soient autorisés à fixer leur rémunération.

Ernst & Young s.r.l./S.E.N.C.R.L. sont les vérificateurs de l'émetteur depuis le 9 décembre 2004. **Les personnes nommées dans le formulaire de procuration ci-joint, à moins d'indication contraire expresse dans le formulaire, voteront pour une résolution visant à nommer Ernst & Young s.r.l./S.E.N.C.R.L. à titre de vérificateurs de l'émetteur et à autoriser les administrateurs à fixer leur rémunération.**

3. États financiers

Le rapport annuel, les états financiers de l'émetteur pour l'exercice terminé le 30 juin 2006 ainsi que le rapport des vérificateurs sur ces états qui accompagnent la présente circulaire de sollicitation de procurations seront soumis à l'examen des actionnaires à l'assemblée. Aucune mesure officielle ne sera prise à l'assemblée pour approuver les états financiers. Si un actionnaire a des questions relativement aux états financiers, il pourra les soumettre à l'assemblée.

RÉMUNÉRATION DE CERTAINS MEMBRES DE LA HAUTE DIRECTION

Tableau sommaire de la rémunération

Le tableau suivant présente la rémunération versée au cours des exercices 2006, 2005 et 2004 aux personnes qui étaient, au 30 juin 2006, le chef de la direction et le chef des finances de l'émetteur ainsi qu'aux autres membres de la haute direction de l'émetteur ou de la société les mieux rémunérés (collectivement, les « **membres de la haute direction désignés** »).

		Rémunération annuelle			Rémunération à long terme
Nom et poste principal	**Exercice**	**Salaire ($ US)**	**Prime ($ US)**	**Autre rémunération annuelle ($ US)**	**Actions dont la revente est soumise à des restrictions ($ US)**
Denis Gallagher	2006	409 500	0	19 608 [2]	658 155 [6]
Chef de la direction	2005	390 750	175 000	19 608	–
	2004	320 833	175 000	19 608	–
Patrick Walker	2006	240 000	80 000	13 080 [3]	34 400 [6]
Chef des finances	2005	198 333	75 000	13 080	–
	2004	191 667	35 000	13 080	–
David White [1]	2006	331 250	0	37 358 [4]	12 983 [6]
Chef de l'exploitation	2005	75 000 [1]	0	2 250	–
	2004	– [1]	– [1]	– [1]	–
Christopher Harwood	2006	165 376	50 000	13 481 [5]	34 400 [6]
Vice-président, Finances	2005	158 550	50 000	12 180	–
	2004	150 333	35 000	12 180	–

Notes :

1) M. White a commencé à s'acquitter de ses fonctions à titre de président et chef de l'exploitation en date du 1er juillet 2005. Son salaire pour l'exercice 2005 se rapporte à la période allant du 1er avril 2005 au 30 juin 2005, inclusivement.

2) Comprend une allocation d'automobile de 9 000 $ US et des primes d'assurance-vie de 10 608 $ US.

3) Comprend une allocation d'automobile de 7 800 $ US et des primes d'assurance-vie de 5 280 $ US.

4) Comprend des primes d'assurance-vie de 21 900 $ US et une allocation d'automobile de 9 000 $ US.

5) Comprend une allocation d'automobile de 8 201 $ US et des primes d'assurance-vie de 5 280 $ US.

6) Représente la valeur des actions émises aux termes du régime incitatif à base de titres de participation qui ont été attribuées au membre de la haute direction désigné au cours de l'exercice terminé le 30 juin 2006. Pendant cette période, 95 662, 5 000, 1 887 et 5 000 actions émises aux termes du régime incitatif à base de titres de participation ont été attribuées, respectivement, à MM. Gallagher, Walker, White et Harwood. Pour obtenir une description du régime incitatif à base de titres de participation, voir la rubrique « Rapport sur la rémunération des membres de la haute direction ».

Titres pouvant être émis en vertu de régimes de rémunération à base de titres de participation

Le tableau qui suit présente des renseignements sur le régime de rémunération à base de titres de participation de l'émetteur en date de la fin de son exercice terminé le 30 juin 2006.

Information sur les régimes de rémunération à base de titres de participation

	Nombre de titres devant être émis lors de l'exercice des options ou des bons ou droits en circulation	Prix d'exercice moyen pondéré des options, bons et droits en circulation	Nombre de titres restant à émettre en vertu de régimes de rémunération à base de titres de participation (à l'exclusion des titres indiqués dans la colonne (a))
	(a)	(b)	(c)
Régimes de rémunération à base de titres de participation approuvés par les porteurs	--	--	372 050 actions de catégorie B série 2
Régimes de rémunération à base de titres de participation non approuvés par les porteurs	s. o.	s. o.	s. o.

Contrats d'emploi

MM. Gallagher, Walker, White et Harwood ont chacun conclu avec la société un contrat d'emploi qui prévoit, entre autres choses, un salaire de base annuel, des dispositions leur permettant de recevoir des primes ainsi que certains avantages indirects. À moins d'indication contraire, chacun de ces contrats demeure en vigueur jusqu'à ce que l'une des parties y mette fin conformément à ses modalités.

Le contrat d'emploi de M. Gallagher, d'une durée de trois ans à compter de la première journée de l'exercice 2006, prévoit un salaire de base annuel de 409 500 $ US pour l'exercice 2006. M. Gallagher a proposé au comité de la rémunération, des candidatures et de la gouvernance de ne recevoir aucune augmentation de salaire pour l'exercice 2007. Le contrat d'emploi de M. Gallagher prévoit également un régime de primes annuelles lié à divers objectifs annuels de rendement. Les objectifs comportent des critères de rendement quantitatifs, notamment l'atteinte d'un bénéfice avant intérêts, impôts et amortissements et de produits bruts cibles, et de nombreux critères qualitatifs fondés sur une évaluation subjective et sont, dans chaque cas, établis chaque année par le comité de la rémunération, des candidatures et de la gouvernance. En cas de rendement exceptionnel, la prime pourrait s'établir au plus à 150 % du salaire de base, à l'appréciation des administrateurs. Aux termes de son contrat d'emploi, 95 662 actions ordinaires de catégorie B série 2 de STA Holdings ont été attribuées à M. Gallagher au cours de l'exercice 2006, 153 717 actions lui ont été attribuées à ce jour au cours de l'exercice 2007, et d'autres attributions sont prévues au cours des exercices 2008 et 2009. Le contrat de M. Gallagher prévoit qu'il a le droit de recevoir une indemnité de départ payable au cours d'une période de 36 mois et correspondant au triple de son salaire de base annuel en vigueur au moment en cause et au triple du montant équivalant à la moyenne des primes annuelles reçues au cours des trois années précédant l'année de la cessation de son emploi, s'il est mis fin à celui-ci (i) par la société sans « motif valable », au sens attribué à *Cause* dans le contrat d'emploi, (ii) à la date d'expiration du contrat en raison du défaut de la société de le renouveler ou (iii) par M. Gallagher pour une « raison valable », au sens attribué à *Good Reason* dans le contrat d'emploi. S'il est mis fin à l'emploi de M. Gallagher dans les 24 mois suivant la « vente de la société », au sens attribué à *Sale of the Company* dans le contrat d'emploi, le contrat prévoit que l'indemnité de départ doit consister en un paiement forfaitaire plutôt qu'en plusieurs versements. M. Gallagher est lié par des clauses de non-concurrence et de non-sollicitation en faveur de la société, qui s'appliquent pendant les trois années suivant la fin de son emploi, pour quelque raison que ce soit, et qui prévoit la cessation et le recouvrement de l'indemnité de départ, des actions incitatives attribuées et de toute autre valeur nette réelle reçue aux termes du contrat d'emploi en cas de violation intentionnelle de ces clauses.

Le contrat d'emploi de M. Walker prévoit un salaire de base annuel de 285 000 $ US à compter du 1er septembre 2006 ainsi que des primes liées au rendement de la société et à l'atteinte d'objectifs personnels qui pourraient s'établir à au plus 40 % de son salaire de base. Le contrat d'emploi de M. Walker prévoit qu'il aura le droit de recevoir un montant correspondant à 12 mois de salaire si la société met fin à son emploi sans motif valable ou dans les cas suivants : (i) un « changement de contrôle » de la société, au sens attribué à *Change in Control* dans le contrat d'emploi, (ii) la liquidation de la société ou son regroupement ou sa fusion avec une autre entité ou (iii) la vente de la totalité ou de la quasi-totalité des actifs de la société.

Le contrat d'emploi de M. White prévoit un salaire de base annuel de 340 000 $ US à compter du 1er septembre 2006 ainsi que des primes annuelles liées à des critères de rendement, fondés sur des modalités devant être établies chaque année par le chef de la direction, en collaboration avec le comité de la rémunération, des candidatures et de la gouvernance, qui pourraient s'établir à au plus 50 % de son salaire de base. Le contrat d'emploi de M. White prévoit qu'il aura le droit de recevoir un montant égal à son salaire de base et à la moyenne des primes annuelles reçues au cours des trois années précédentes s'il est mis fin à son emploi (i) par la société sans « motif valable », au sens attribué à *Cause* dans le contrat d'emploi, (ii) après un « changement de contrôle » de la société, au sens attribué à *Change in Control* dans le contrat d'emploi ou (iii) par suite du décès ou en cas d'invalidité de M. White; toutefois, s'il est mis fin à son emploi dans les 120 jours suivant un « changement de contrôle », il recevra plutôt un paiement forfaitaire correspondant au triple de son salaire de base et à la moyenne de ses trois dernières primes annuelles. En outre, M. White est lié par des clauses de non-concurrence, de non-sollicitation et de non-dénigrement pendant l'année suivant la cessation de son emploi pour quelque raison que ce soit.

Le contrat intervenu entre M. Harwood et l'émetteur prévoit un salaire de base annuel de 224 540 $ CA à compter du 1er septembre 2006 ainsi qu'une prime discrétionnaire.

COMPOSITION DU COMITÉ DE LA RÉMUNÉRATION, DES CANDIDATURES ET DE LA GOUVERNANCE

Au cours de l'exercice terminé le 30 juin 2006, le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings était composé d'administrateurs de l'émetteur, à savoir M. Crow (président du comité), M. Needler, qui a été nommé à ce poste le 8 décembre 2005, ainsi que de MM. Robert Reilly et Charles Grace, tous deux membres du conseil de STA Holdings. M. Needler a démissionné de son poste de chef de l'exploitation de STA Holdings le 30 juin 2005. Le 21 septembre 2006, M. Gerstein a remplacé M. Crow au poste de président du comité.

RAPPORT SUR LA RÉMUNÉRATION DES MEMBRES DE LA HAUTE DIRECTION

Politique de rémunération

Les objectifs de l'émetteur et de STA Holdings en ce qui a trait à la rémunération des membres de la haute direction sont d'offrir les niveaux de rémunération qui leur permettent de recruter et de maintenir en poste des membres de la haute direction très compétents ainsi que de motiver les membres de la haute direction clés à servir les intérêts de l'émetteur et de la société. Deux composantes principales de la rémunération globale versée à la haute direction visent à atteindre ces objectifs : a) une rémunération annuelle qui comprend un salaire et une prime de rendement et b) une rémunération à long terme fondée sur le régime incitatif à base de titres de participation, dont il est question ci-dessous. Les programmes de primes de la société visent à aider à recruter du personnel clé, à le maintenir en poste et à le motiver en établissant un lien direct entre une partie importante de sa rémunération incitative et l'atteinte d'objectifs personnels clés ainsi que d'objectifs stratégiques, financiers et opérationnels qui sont essentiels au maintien de la croissance et de la rentabilité de la société. Ces programmes ont pour but de permettre à l'émetteur de dépasser ses objectifs en matière de distributions par titre IPS.

La rémunération globale du chef de la direction et du chef des finances a été établie en fonction des facteurs et des critères suivants : a) la comparaison avec la rémunération versée aux membres de la haute direction d'émetteurs

similaires; b) le rendement de l'émetteur et de la société et c) le rendement et l'apport du chef de la direction, du chef des finances et des autres membres de la direction de la société.

Certains membres de la haute direction et du personnel de gestion de la société ont reçu des primes pendant l'exercice 2006. Le montant des primes versées a été établi compte tenu des éléments suivants : le rendement de chaque membre de la direction et son apport au succès de la partie de l'entreprise de la société qui est de son ressort ainsi qu'au rendement global de la société. Dans certains cas, les contrats d'emploi avec les membres de la haute direction et du personnel de gestion prévoyaient le versement d'une prime. Le versement de primes permet à l'émetteur et à la société d'offrir aux membres du personnel clés des incitatifs liés aux objectifs de la société ainsi que de souligner les réalisations individuelles.

Le 10 novembre 2005, le conseil d'administration de STA Holdings a adopté un régime incitatif à base de titres de participation (le « **régime incitatif à base de titres de participation** »), qui vise à faire ce qui suit : a) faire correspondre les intérêts de certains employés et membres de la direction de STA Holdings et des membres du même groupe que celle-ci avec ceux des porteurs de titres IPS, b) maximiser la rentabilité et la croissance de STA Holdings et des membres du même groupe que celle-ci au moyen de mesures incitatives qui sont compatibles avec les objectifs de la société, c) inciter les participants à fournir un excellent rendement individuel et d) promouvoir le travail d'équipe au sein des employés, des membres de la direction et des consultants de la société. Les actionnaires ont approuvé le régime incitatif à base de titres de participation à l'assemblée annuelle et extraordinaire de l'émetteur tenue le 8 décembre 2005.

Aux termes du régime incitatif à base de titres de participation, le conseil d'administration de STA Holdings peut à tout moment et à l'occasion attribuer à des employés des actions ordinaires de catégorie B série 2 de STA Holdings (les « **actions RITP** »), selon la recommandation faite par le chef de la direction de la société et l'approbation donnée par le comité de la rémunération, des candidatures et de la gouvernance. Les actions RITP ainsi attribuées peuvent être perdues et sont incessibles si le participant ne satisfait pas à certaines conditions prévues dans la convention d'attribution applicable (y compris en matière de non-concurrence).

Le régime incitatif à base de titres de participation prévoit également que des titres de STA Holdings autres que des actions RITP peuvent être émis aux participants, notamment des options, des droits à la plus-value d'actions, des droits à la valeur d'actions liés au rendement, des actions attribuées en fonction du rendement, des actions à dividende différé, des équivalents de dividendes et d'autres attributions à base d'actions (qui, avec les actions RITP, sont collectivement désignés les « **récompenses** »).

Le régime incitatif à base de titres de participation prévoit qu'un nombre maximal de 717 747 actions ordinaires (représentant 3,2 % des actions ordinaires actuellement émises de STA Holdings) peuvent être réservées aux fins d'émission pour les besoins de l'attribution de récompenses, notamment l'attribution d'actions RITP; toutefois, si des actions visées par une récompense attribuée aux termes du régime incitatif à base de titres de participation sont perdues ou que la récompense est autrement annulée sans qu'il n'y ait eu remise des actions sous-jacentes, les actions visées par cette récompense, dans la mesure de cette perte ou de cette annulation, peuvent être réservées aux fins des attributions futures aux termes du régime incitatif à base de titres de participation. Le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings a approuvé à ce jour des attributions totalisant 423 622 actions RITP à un groupe de 18 participants. Relativement à ces attributions d'actions, 77 925 actions au total ont été retenues, au gré des participants, aux fins du règlement des retenues d'impôt sur ces attributions. Par conséquent, 345 697 de ces actions étaient en circulation au 31 août 2006 (ce qui représente 1,6 % des actions ordinaires émises de STA Holdings). D'autres attributions totalisant 289 140 actions RITP (représentant 1,3 % des actions ordinaires émises de STA Holdings) devraient être effectuées au cours des exercices 2008 et 2009.

Pendant l'exercice 2006, les services de deux consultants externes spécialisés en rémunération ont été retenus pour qu'ils aident le comité de la rémunération, des candidatures et de la gouvernance à mettre en œuvre les mesures nécessaires à l'établissement de certains éléments de la rémunération des membres de la direction de la société. Ces deux consultants étaient Watson Wyatt & Company et Sonnenschein Nath & Rosenthal LLP (les « **consultants** »). Le mandat de ces consultants consistait à faire ce qui suit : (i) évaluer le régime incitatif à long-terme (le « **RILT** »)

proposé dans le cadre du premier appel public à l'épargne visant le placement de titres IPS de l'émetteur afin de déterminer si ses caractéristiques permettaient d'harmoniser suffisamment les intérêts des membres de la direction et des employés clés avec ceux de l'émetteur et de ses actionnaires et d'aider de façon adéquate à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis et à les maintenir en poste; (ii) examiner et évaluer la rémunération globale du chef de la direction de l'émetteur comparativement à la rémunération globale des membres de la haute direction de sociétés ou de fiducie similaires et (iii) si le RILT proposé dont il est question au point (i) ou la rémunération globale dont il est question au point (ii) se révélaient inadéquats, faire des recommandations en vue de leur reformulation.

Dans le cadre de l'examen et de l'évaluation de la rémunération globale du chef de la direction de l'émetteur, les consultants ont examiné de nombreuses sociétés et fiducies de revenu comparables, notamment dans le secteur des transports, afin de fournir au comité une estimation du niveau de salaire et de rémunération incitative à court terme qui serait approprié pour le chef de la direction. Les consultants ont également donné des avis au comité quant aux tendances récentes en ce qui concerne les modalités des contrats d'emploi, notamment les protections et les recours accrus en faveur de l'employeur, et bon nombre de ces modalités ont été incluses dans le contrat du chef de la direction. Le contrat d'emploi conclu avec le chef de la direction prévoit, entre autres, un régime de primes annuelles lié à divers objectifs annuels de rendement. Les objectifs comportent des critères de rendement quantitatifs, notamment l'atteinte d'un bénéfice avant intérêts, impôts et amortissements et de produits bruts cibles, et de nombreux critères qualitatifs fondés sur une évaluation subjective et sont, dans chaque cas, établis chaque année par le comité de la rémunération, des candidatures et de la gouvernance. En cas de rendement exceptionnel, la prime pourrait atteindre 150 % du salaire de base, à l'appréciation des administrateurs.

Les consultants ont également analysé la forme des programmes incitatifs à long terme de diverses entités comparables et ont fait des recommandations au comité en ce qui concerne la composante à long terme de la rémunération incitative du chef de la direction et des autres membres de la haute direction. En collaboration avec les consultants, le comité a négocié un nouveau contrat avec le chef de la direction, et ce contrat a été conclu le 1er novembre 2005. Voir la rubrique « Rémunération de certains membres de la haute direction – Contrats d'emploi ». Les consultants ont en outre conclu que le RILT proposé ne constituait pas une mesure incitative adéquate pour les membres de la haute direction de la société pour plusieurs raisons. Entre autres, il ne favorisait pas la participation financière des membres de la direction et des employés clés dans la société, n'aidait pas de façon satisfaisante la société à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis ni à les maintenir en poste pendant un certain nombre d'années et ne faisait pas correspondre les intérêts des membres de la direction et des employés clés de la société avec ceux de l'émetteur aussi efficacement que l'aurait fait un régime à base de titres de participation. En outre, le RILT proposé comportait diverses mesures inefficientes sur le plan fiscal du fait que bon nombre des membres de la haute direction de la société étaient des résidents des États-Unis. Compte tenu des recommandations des consultants à cet égard, le comité et le conseil ont conçu, élaboré et adopté le régime incitatif à base de titres de participation.

Le présent rapport est présenté par MM. John Crow (président du comité pour l'exercice 2006), Kenneth Needler, Robert Reilly et Charles Grace.

Prêts aux administrateurs et aux membres de la direction

Pour l'exercice terminé le 30 juin 2006, aucun prêt n'avait été consenti aux membres de la direction ou aux administrateurs actuels ou anciens de l'émetteur par l'émetteur ou ses filiales aux fins de l'achat de titres de l'émetteur ou de ses filiales ou à d'autres fins.

REPRÉSENTATION GRAPHIQUE DE LA PERFORMANCE

Le graphique suivant compare le rendement total cumulatif, pour les porteurs de titres IPS, d'une somme de 100 $ investie dans les titres IPS de l'émetteur (à supposer que les distributions aient été réinvesties) et le rendement total cumulatif de l'indice composé S&P/TSX pour la période allant du 21 décembre 2004 au 30 juin 2005, ainsi que pour la période allant du 1er juillet 2005 au 30 juin 2006.



140 $
130 $
120 $
110 $
100 $
90 $
80 $
21 décembre 2004
30 juin 2005
30 juin 2006
Student Transportation of America Ltd.
Indice de rendement global composé S&P/TSX

COMITÉ DE VÉRIFICATION ET HONORAIRES DES VÉRIFICATEURS

Les renseignements concernant le comité de vérification de l'émetteur ainsi que les honoraires payables aux vérificateurs de l'émetteur sont présentés dans la notice annuelle de l'émetteur, que l'on peut consulter sous le profil de l'émetteur à l'adresse www.sedar.com, et ils sont intégrés par renvoi dans les présentes.

INTÉRÊT DE PERSONNES INFORMÉES DANS DES OPÉRATIONS IMPORTANTES

La société a recours aux services de Coast Cities Truck Sales, Inc. (« **Coast Cities** »), concessionnaire de matériel de transport, afin, principalement, qu'elle l'aide avec l'achat et la vente de véhicules, sous l'autorité du président et chef de l'exploitation de la société. De plus, la société a recours aux services-conseils de Coast Cities pour les besoins de l'évaluation de flottes de véhicules dans le cadre de ses activités d'acquisition. Ces services d'évaluation sont fournis gratuitement. Coast Cities est une société contrôlée par un membre de la famille de M. Denis Gallagher, président du conseil et chef de la direction de la société. Les services d'achat et de vente sont fournis aux termes d'une entente non contractuelle en contrepartie d'une commission correspondant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. La société estime que cette commission est comparable à celle qui serait exigée dans le cadre d'une entente sans lien de dépendance de même nature. La société a versé à Coast Cities des montants totalisant 300 000 $ US pour l'exercice terminé le 30 juin 2006 et 21 000 $ US pour la période de 192 jours terminée le 30 juin 2005.

La société a recours aux services de Reilly Partners Inc. (« **Reilly Partners** »), agence de recrutement de cadres, afin qu'elle l'aide à recruter du personnel de gestion de choix. M. Robert Reilly, président du conseil et associé fondateur de Reilly Partners, est administrateur de STA Holdings, la société d'exploitation aux États-Unis. Au cours de l'exercice 2006, la société a versé 100 000 $ US à Reilly Partners en contrepartie de services de recrutement de cadres.

RÉMUNÉRATION DES ADMINISTRATEURS

Chaque administrateur non-membre de la direction de l'émetteur et de STA Holdings reçoit une rémunération de 20 000 $ US par année et des jetons de présence de 1 500 $ US par réunion du conseil ou d'un comité à laquelle il assiste ou de 500 $ US par réunion à laquelle il participe par téléphone. L'administrateur principal reçoit une rémunération additionnelle de 10 000 $ US par année pour s'acquitter de ses fonctions à ce titre et pour assumer la présidence d'un comité, et le président du comité de vérification reçoit une rémunération additionnelle de 5 000 $ US par année. Les administrateurs sont également remboursés des menues dépenses qu'ils engagent pour assister aux réunions du conseil et des comités. Ils participent également au régime d'assurance dont il est question ci-dessous.

ASSURANCE COUVRANT LES ADMINISTRATEURS ET LES MEMBRES DE LA DIRECTION

L'émetteur a souscrit une police d'assurance couvrant ses administrateurs et les membres de sa direction ainsi que les administrateurs et les membres de la direction de ses filiales. La limite de garantie globale initiale applicable aux administrateurs et aux membres de la direction assurés aux termes de la police est de 20 millions de dollars américains. Aux termes de cette police, chaque entité a droit à un remboursement, dans la mesure où elle a indemnisé les administrateurs et les membres de la direction. La police contient une clause de couverture des réclamations en matière de valeurs mobilières couvrant toute obligation légale de verser des dommages-intérêts relativement à toute réclamation en matière de valeurs mobilières à l'encontre de l'émetteur et de ses filiales. La limite de garantie globale est répartie entre l'émetteur et ses filiales ainsi que leurs administrateurs et membres de la direction respectifs, de façon à ce qu'elle ne s'applique pas exclusivement à l'une ou l'autre des entités ou à leurs administrateurs ou membres de la direction respectifs. La prime annuelle actuelle aux termes de cette police s'établit à 267 000 $ US.

* * * * *

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE

Le conseil d'administration de l'émetteur est d'avis que l'application de saines pratiques de gouvernance est dans l'intérêt des actionnaires et contribue à la prise de décisions prudentes et efficaces. C'est pourquoi les administrateurs de l'émetteur sont déterminés à appliquer des principes de gouvernance exhaustifs et efficaces. La Commission des valeurs mobilières de l'Ontario (la « **CVMO** ») a adopté diverses lignes directrices qui exigent que les sociétés cotées en bourse présentent chaque année un énoncé de leurs pratiques en matière de gouvernance en se référant à ces lignes directrices. Les conseils de l'émetteur et de STA Holdings suivent de près l'évolution des pratiques exemplaires de gouvernance et évaluent actuellement les pratiques de la société en la matière en se référant aux nouvelles lignes directrices. Chaque conseil a pour objectif de satisfaire à toutes les lignes directrices en matière de gouvernance et, au besoin, d'appliquer des normes encore plus rigoureuses.

1. Conseil d'administration

a) Les membres indépendants du conseil d'administration de l'émetteur sont MM. George Rossi, David Scopelliti, John Crow, Victor Wells et Irving Gerstein. M. Crow ne se représentera pas à l'élection des administrateurs à l'assemblée. M. Victor Wells a été nommé au conseil d'administration en date du 21 septembre 2006.

b) Les administrateurs non indépendants sont M. Denis Gallagher, chef de la direction de l'émetteur, M. David White, chef de l'exploitation de l'émetteur, et M. Kenneth Needler, ancien chef de l'exploitation de l'émetteur ayant pris sa retraite le 30 juin 2005.

c) Cinq des huit membres du conseil d'administration de l'émetteur sont indépendants, et deux administrateurs (MM. Denis Gallagher et David White) sont des membres de la direction actuels de la société, alors que M. Ken Needler est un ancien membre de la direction de la société.

d) Les administrateurs indépendants (MM. John Crow, George Rossi, David Scopelliti, Victor Wells et Irving Gerstein) siègent également au conseil de plusieurs autres sociétés. M. John Crow est administrateur de la Société aurifère Barrick, de Corporation Rockwater Capital, de Fonds de revenu OFI, de High Income Principal and Yield Corporation, de High Income Preferred Shares Corporation, de Coastal Income Corporation, de Banque Canadian Tire et de Lawrence Enterprise Fund. M. George Rossi siège au conseil de plusieurs sociétés ouvertes ou fermées dont Spectra Premium, Dolan Media, OFI et Radio Nord Communications, et fait partie du comité d'évaluation des investissements d'Investissements Desjardins. M. David Scopelliti est actuellement vice-président du conseil de l'Institutional Limited Partners Association et était antérieurement membre du conseil d'administration de Mallon Global Security Fund, de Security Alarm Financing Enterprises et de Marlin Financial Corp. M. Irving Gerstein, pour sa part, est également administrateur de Medical Facilities Corporation, de Atlantic Power Corporation et de Economic Investment Trust Limited et a déjà été administrateur d'autres sociétés émettrices ouvertes, dont CTV Inc., Le Groupe Traders Limitée, Guaranty Trust Company of Canada, La Confédération, Compagnie d'Assurance-Vie et Scott's Hospitality Inc., ainsi que membre de la direction et administrateur des Bijoutiers Diamantaires Peoples Limitée. M. Victor Wells est également administrateur et président du comité de vérification de Canada Cartage Diversified Income Fund.

e) Les administrateurs indépendants tiennent des réunions périodiques auxquelles n'assistent pas les membres de la direction. Depuis le 1er juillet 2005, les administrateurs indépendants ont tenu sept réunions de ce type.

f) Le président du conseil d'administration, M. Denis Gallagher, est chef de la direction de l'émetteur. Le 21 septembre 2006, M. Irving Gerstein a remplacé M. John Crow à titre d'administrateur principal indépendant. Il est notamment chargé d'examiner et de commenter

l'ordre du jour des réunions du conseil d'administration, d'assurer la liaison entre les administrateurs indépendants et la direction et de diriger les séances indépendantes des administrateurs indépendants.

g) Le tableau suivant présente le nombre de réunions du conseil qui ont été tenues ainsi que le nombre de réunions auxquelles ont assisté les administrateurs au cours de l'exercice terminé le 30 juin 2006.

Présence des administrateurs

Administrateur	*Nombre de réunions du conseil auxquelles l'administrateur a assisté en personne ou participé par téléphone*
John Crow	9 sur 9
George Rossi	9 sur 9
David Scopelliti	8 sur 9
Irving Gerstein	8 sur 9
Kenneth Needler	8 sur 9
Denis Gallagher	9 sur 9
David White	9 sur 9

2. Mandat du conseil

Le mandat du conseil d'administration figure à l'annexe A de la présente circulaire.

3. Descriptions de poste

Les descriptions de poste pour les postes d'administrateur principal indépendant (l'« **administrateur principal** ») du conseil, de président du comité de vérification et de président du conseil et chef de la direction de l'émetteur figurent aux points 3, 4 et 5 du mandat du conseil de l'émetteur, qui figure à l'annexe A de la présente circulaire, et sont présentées ci dessous.

a) Responsabilités de l'administrateur principal indépendant

(i) assister aux réunions du conseil d'administration de l'émetteur et aux assemblées de ses porteurs de titres, et superviser le contenu et le déroulement de ces réunions et assemblées;

(ii) s'abstenir d'assurer des fonctions liées à l'élaboration de politiques, si ce n'est dans le cadre de ses fonctions d'administrateur de l'émetteur à titre d'administrateur principal; il n'a pas le droit de lier l'émetteur;

(iii) formuler des propositions en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités, et, après examen des projets d'ordre du jour des réunions du conseil que le chef de la direction a préparés, communiquer avec ce dernier pour lui faire part de ses observations en vue d'en établir la version définitive, pour distribution;

(iv) s'assurer que, une fois approuvés, les procès-verbaux de l'ensemble des réunions du conseil et des comités sont transmis à tous les membres du conseil;

(v) s'assurer que les membres du conseil d'administration comprennent les limites entre les responsabilités du conseil et celles de la direction;

(vi) s'assurer que le conseil d'administration s'acquitte de ses responsabilités efficacement; à cette fin, assurer notamment la liaison entre les administrateurs indépendants et la direction et diriger des sessions indépendantes d'administrateurs indépendants régulièrement hors de la présence de la direction.

b) Responsabilités du président du comité de vérification

(i) assurer la liaison entre le comité de vérification et le conseil d'administration de l'émetteur;

(ii) assurer la liaison entre le comité de vérification et les membres de la haute direction de l'émetteur;

(iii) assurer la liaison entre le comité de vérification et les vérificateurs internes et externes de l'émetteur;

(iv) faire rapport au conseil d'administration sur les activités du comité de vérification;

(v) recommander des pratiques pour accroître l'efficacité du comité de vérification;

(vi) présider les réunions du comité de vérification.

c) Responsabilités du président du conseil et chef de la direction

(i) assister aux réunions du conseil d'administration de l'émetteur et aux assemblées de ses porteurs de titres (à l'exception de l'assemblée annuelle des porteurs de titres) et en assurer la présidence;

(ii) donner des instructions initiales en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités et, après avoir préparé les projets d'ordre du jour des réunions du conseil, communiquer avec l'administrateur principal pour obtenir ses observations en vue d'en établir la version définitive, pour distribution;

(iii) gérer et superviser les affaires de l'émetteur, et établir et coordonner le processus de planification stratégique pour l'émetteur et recommander au conseil d'administration des objectifs relativement à l'entreprise de l'émetteur et, lorsqu'ils sont approuvés par le conseil d'administration, mettre en œuvre les plans stratégiques, opérationnels et de profit connexes.

(iv) faire rapport au conseil d'administration et à tous ses comités officiellement constitués sur les questions qui sont de leur ressort, et se réunir avec eux périodiquement et au besoin afin d'examiner ces questions, et procurer au conseil d'administration ou au comité concerné l'information et l'accès à la direction dont il a besoin pour s'acquitter rapidement de toutes ses obligations, notamment celles prévues par la loi;

(v) participer à l'élaboration des politiques du conseil d'administration relativement à l'information de l'émetteur qui est communiquée au public;

(vi) élaborer des plans de perfectionnement et de relève de la direction pour tous les postes clés, obtenir l'approbation du conseil d'administration à cet égard, puis mettre ces plans en œuvre;

(vii) examiner, en collaboration avec le chef des finances, l'information financière et les autres informations de STA Holdings communiquées au public, s'assurer que les méthodes appropriées ont été suivies pour établir ces informations et fournir les attestations requises par les lois sur les valeurs mobilières applicables à l'égard de ces informations;

(viii) s'acquitter de toute autre responsabilité appropriée que lui délègue le conseil d'administration.

4. Orientation et formation continue

La direction, en collaboration avec le conseil d'administration, a entamé un processus devant permettre aux nouveaux administrateurs de se familiariser avec l'émetteur et son entreprise. Tous les nouveaux administrateurs participent à un programme d'orientation actif peu après la date de leur entrée en fonction au conseil d'administration et reçoivent un ensemble de documents les informant du rôle du conseil, de ses comités et de leurs membres. Jusqu'à présent, la majorité des administrateurs indépendants de l'émetteur ont visité les installations d'exploitation de transport scolaire de la société en vue de comprendre les questions relatives aux activités, à l'entretien et au personnel qui constituent des facteurs clés au succès de la société. La majorité des administrateurs se sont également rendus au siège social de l'émetteur à Wall, au New Jersey, pour y participer à des réunions, rencontrer le personnel et visiter les installations. Outre l'orientation opérationnelle, la direction organise des présentations périodiques à l'intention des membres du conseil d'administration afin de s'assurer qu'ils connaissent les principales tendances commerciales, pratiques sectorielles et activités de la concurrence, au besoin. En outre, le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings a évalué les besoins en matière de programmes de formation continue pour le conseil et a mis en œuvre un système destiné à fournir régulièrement à celui-ci des publications et des renseignements appropriés utiles à leur formation.

5. Éthique commerciale

Le 21 septembre 2006, le conseil a adopté une version modifiée du code de conduite et d'éthique écrit à l'intention de l'émetteur (le « **code** »); ce code renferme des normes écrites qui sont conçues pour promouvoir l'intégrité et prévenir les écarts de conduite. Le code traite des questions suivantes :

a) les conflits d'intérêts, notamment les opérations et les conventions dans lesquelles un administrateur ou un membre de la haute direction a un intérêt important;

b) la protection et la bonne utilisation des actifs et des occasions de la société;

c) la confidentialité de l'information sur la société;

d) le traitement équitable des porteurs de titres, des clients, des fournisseurs, des concurrents et des employés de l'émetteur;

e) le respect des lois et des règlements;

f) la dénonciation de tout comportement illégal ou contraire à l'éthique.

Afin d'assurer l'indépendance du jugement des administrateurs de l'émetteur lorsqu'ils examinent des opérations, des conventions ou des décisions à l'égard desquelles un administrateur ou un membre de la haute direction a déclaré avoir un intérêt personnel important (conformément aux exigences applicables du droit des sociétés), le conseil d'administration applique une pratique selon laquelle le membre du conseil visé doit être absent au moment où le conseil discute de l'opération, de la convention ou de la décision en cause et ne peut voter sur la question.

Le conseil est chargé de veiller au respect du code ainsi que de la politique de dénonciation du comité de vérification de l'émetteur. Toute personne peut, sous le couvert de l'anonymat, si tel est son souhait, transmettre ses

plaintes ou faire part de ses inquiétudes relativement à des manquements à ces deux politiques en communiquant avec National Hotline Services (« **NHS** »). L'émetteur a retenu les services de NHS afin de fournir un numéro sans frais au moyen duquel peuvent être communiquées les plaintes ou les inquiétudes. Le numéro sans frais figure dans les politiques, ainsi qu'elles sont affichées sur les sites Web de l'émetteur. NHS transmet rapidement toutes les inquiétudes qui lui sont communiquées au président du comité de vérification ou du comité de la rémunération, des candidatures ou de la gouvernance, selon le cas.

Aux termes du code, toute dispense de l'application des exigences prévues par le code au profit des administrateurs ou des membres de la haute direction de l'émetteur ne peut être accordée que par le conseil d'administration (ou un comité du conseil d'administration, ou toute autre personne désignée, à qui ce pouvoir a été délégué) et sera rapidement communiquée, ainsi que l'exige la législation ou la réglementation.

Le code figure sur le site Web de l'émetteur à l'intention des investisseurs, à l'adresse www.sta-ips.com, ainsi que sur son site Web principal, à l'adresse www.ridesta.com.

6. Sélection des candidats au conseil d'administration

Le conseil de STA Holdings a mis sur pied un comité de la rémunération, des candidatures et de la gouvernance, qui est composé actuellement de quatre administrateurs indépendants et d'un administrateur non indépendant, M. Needler. La majorité des membres du comité sont indépendants. Le conseil est d'avis que le comité de la rémunération, des candidatures et de la gouvernance peut agir de manière indépendante, même si M. Needler est un ancien membre de la direction de STA Holdings. Tout particulièrement, la majorité des membres de ce comité sont des administrateurs indépendants et M. Needler n'est plus membre de la direction depuis le 30 juin 2005. Il a été déterminé que l'expérience sectorielle de M. Needler serait un atout appréciable pour ce comité.

Les règles du comité de la rémunération, des candidatures et de la gouvernance établit clairement l'objet du comité, ses responsabilités, les compétences de ses membres, le processus de nomination et de renvoi de ses membres, sa structure et ses activités (y compris le pouvoir de délégation aux membres et aux sous-comités) ainsi que la façon de faire rapport au conseil. En outre, le comité a le pouvoir d'embaucher et de rémunérer tout conseiller externe qu'il juge nécessaire pour lui permettre de s'acquitter de ses obligations, sous réserve de l'approbation des administrateurs indépendants.

Le comité de la rémunération, des candidatures et de la gouvernance est chargé de trouver des personnes qui possèdent les compétences requises pour devenir membres du conseil et de recommander au conseil les nouveaux candidats aux postes d'administrateur pour la prochaine assemblée annuelle des actionnaires. Lorsqu'il formule ses recommandations, le comité de la rémunération, des candidatures et de la gouvernance tient compte de ce qui suit :

a) les compétences et les aptitudes que le conseil considère nécessaires pour le conseil, dans son ensemble, de posséder;

b) les compétences et les aptitudes que le conseil estime que chacun des administrateurs actuels possède;

c) les compétences et les aptitudes que chaque nouveau candidat apportera au conseil.

7. Rémunération

Le comité de la rémunération, des candidatures et de la gouvernance est également responsable de ce qui suit :

a) examiner et approuver les objectifs de la société pertinents pour la rémunération du chef de la direction, évaluer le rendement de celui-ci compte tenu de ces objectifs et faire des recommandations au conseil à l'égard du niveau de rémunération du chef de la direction en fonction de cette évaluation;

b) faire des recommandations au conseil à l'égard de la rémunération des membres de la direction autres que le chef de la direction et des administrateurs, ainsi qu'à l'égard des régimes de rémunération incitative et des régimes de rémunération à base de titres de participation;

c) examiner l'information sur la rémunération des membres de la haute direction avant sa publication par l'émetteur.

Pendant l'exercice 2006, les services de deux consultants externes spécialisés en rémunération ont été retenus pour qu'ils aident le comité de la rémunération, des candidatures et de la gouvernance à mettre en œuvre les mesures nécessaires à l'établissement de certains éléments de la rémunération des membres de la direction de la société. Ces deux consultants étaient Watson Wyatt & Company et Sonnenschein Nath & Rosenthal LLP (les « **consultants** »). Le mandat de ces consultants consistait à faire ce qui suit : (i) évaluer le régime incitatif à long-terme (le « **RILT** »)proposé dans le cadre du premier appel public à l'épargne visant le placement de titres IPS de l'émetteur afin de déterminer si ses caractéristiques permettaient d'harmoniser suffisamment les intérêts des membres de la direction et des employés clés avec ceux de l'émetteur et de ses actionnaires et d'aider de façon adéquate à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis et à les maintenir en poste; (ii) examiner et évaluer la rémunération globale du chef de la direction de l'émetteur comparativement à la rémunération globale des membres de la haute direction de sociétés ou de fiducie similaires et (iii) si le RILT proposé dont il est question au point (i) ou la rémunération globale dont il est question au point (ii) se révélaient inadéquats, faire des recommandations en vue de leur reformulation.

Dans le cadre de l'examen et de l'évaluation de la rémunération globale du chef de la direction de l'émetteur, les consultants ont examiné de nombreuses sociétés et fiducies de revenu comparables, notamment dans le secteur des transports, afin de fournir au comité une estimation du niveau de salaire et de rémunération incitative à court terme qui serait approprié pour le chef de la direction. Les consultants ont également donné des avis au comité quant aux tendances récentes en ce qui concerne les modalités des contrats d'emploi, notamment les protections et les recours accrus en faveur de l'employeur, et bon nombre de ces modalités ont été incluses dans le contrat du chef de la direction. Les consultants ont également analysé la forme des programmes incitatifs à long terme de diverses entités comparables et ont fait des recommandations au comité en ce qui concerne la composante à long terme de la rémunération incitative du chef de la direction et des autres membres de la haute direction. En collaboration avec les consultants, le comité a négocié un nouveau contrat avec le chef de la direction, et ce contrat a été conclu le 1er novembre 2005. Voir la rubrique « Rémunération de certains membres de la haute direction – Contrats d'emploi ». Les consultants ont en outre conclu que le RILT proposé ne constituait pas une mesure incitative adéquate pour les membres de la haute direction de la société pour plusieurs raisons. Entre autres, il ne favorisait pas la participation financière des membres de la direction et des employés clés dans la société, n'aidait pas de façon satisfaisante la société à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis ni à les maintenir en poste pendant un certain nombre d'années et ne faisait pas correspondre les intérêts des membres de la direction et des employés clés de la société avec ceux de l'émetteur aussi efficacement que l'aurait fait un régime à base de titres de participation. En outre, le RILT proposé comportait diverses mesures inefficientes sur le plan fiscal du fait que bon nombre des membres de la haute direction de la société étaient des résidents des États-Unis. Compte tenu des recommandations des consultants à cet égard, le comité et le conseil ont conçu, élaboré et adopté le régime incitatif à base de titres de participation.

8. Autres comités du conseil

Outre le comité de vérification et le comité de la rémunération, des candidatures et de la gouvernance, l'émetteur et STA Holdings n'ont aucun autre comité.

9. Évaluation

Le comité de la rémunération, des candidatures et de la gouvernance est chargé d'évaluer régulièrement l'efficacité du conseil d'administration dans son ensemble et de ses comités ainsi que l'apport de chaque administrateur. Au cours de l'exercice 2006, le comité de la rémunération, des candidatures et de la gouvernance a décidé d'effectuer

une évaluation de l'efficacité du conseil dans son ensemble, ainsi qu'une évaluation par les pairs de l'apport de chacun des membres du conseil et du président. Vers la fin de l'exercice, les formulaires d'évaluation ont été rédigés, distribués et remplis par tous les membres. L'administrateur principal indépendant a compilé et analysé les résultats de l'évaluation de l'efficacité du conseil dans son ensemble et en a fait part au conseil. La compilation et l'analyse des résultats des évaluations de l'apport des membres du conseil ont été confiées à une société indépendante, qui a ensuite remis tous les résultats au président du conseil, à l'exception des résultats de son évaluation. Le président du conseil est à rencontrer chacun des membres afin de discuter des résultats de leur évaluation. La société indépendante a colligé les résultats de l'évaluation du président du conseil dans un document synthèse, qu'elle a remis à l'administrateur principal indépendant; celui-ci a fait part de ces résultats au conseil et en a discuté avec le président du conseil. Le comité de la rémunération, des candidatures et de la gouvernance et le conseil ont décidé de refaire une telle démarche tous les ans.

AUTRES QUESTIONS

Les administrateurs ne sont au courant d'aucune question devant être soumise à l'assemblée autre que celles qui sont indiquées dans l'avis de convocation ci-joint. Toutefois, si d'autres questions sont dûment soumises à l'assemblée, les personnes désignées dans le formulaire de procuration ont l'intention de voter sur ces questions avec discernement.

INFORMATION SUPPLÉMENTAIRE

Les états financiers et le rapport de gestion établis par l'émetteur pour son dernier exercice contiennent des renseignements financiers supplémentaires. Ces renseignements, de même que la notice annuelle de l'émetteur, sont accessibles sur le site Web de SEDAR, sous le profil de l'émetteur, à l'adresse www.sedar.com. Il est également possible de recevoir des exemplaires de ces documents sur demande écrite adressée au chef des finances de l'émetteur.

APPROBATION DES ADMINISTRATEURS

Le conseil d'administration de l'émetteur a approuvé le contenu de la présente circulaire de sollicitation de procurations ainsi que son envoi aux actionnaires.

FAIT le 26 septembre 2006.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Le président du conseil d'administration de
Student Transportation of America Ltd.,

« Denis J. Gallagher »

ANNEXE A

MANDAT DU CONSEIL D'ADMINISTRATION

Le présent mandat a pour objet d'établir les fonctions et les responsabilités du conseil d'administration de Student Transportation of America Ltd. (« **STA** »). Le conseil d'administration de STA s'engage à s'acquitter de son mandat prévu par la loi, qui consiste à surveiller la gestion des activités commerciales et des affaires internes de STA en appliquant les normes d'éthique les plus rigoureuses et en agissant au mieux des intérêts des actionnaires de STA.

1. Composition

Le conseil d'administration est composé d'au moins 3 et d'au plus 20 membres, dont la majorité sont des résidents du Canada. Le conseil d'administration est également composé d'une majorité de personnes admissibles à titre d'« administrateurs indépendants », au sens attribué à ce terme dans le *Règlement 58-101 sur l'information concernant les pratiques en matière de gouvernance*.

2. Responsabilités du conseil d'administration

Le conseil d'administration est responsable de la gérance de STA et, à cet égard, il est expressément chargé de faire ce qui suit :

a) surveiller les activités commerciales de STA, et notamment agir et voter pour le compte de l'émetteur et le représenter à titre de porteur d'actions ordinaires de Student Transportation of America Holdings, Inc. (« **STA Holdings** »);

b) adopter un processus de planification stratégique, et évaluer et approuver un plan stratégique pour l'année à venir qui tient compte notamment des perspectives de l'entreprise de STA et des risques auxquels elle est exposée;

c) examiner le budget de STA au moins une fois par année;

d) dans la mesure du possible, s'assurer de l'intégrité du chef de la direction et du chef des finances de STA, veiller à ce que ces membres de la haute direction créent une culture d'intégrité dans l'ensemble de l'organisation et s'assurer que le chef de la direction évalue l'intégrité des autres membres de la haute direction de STA et de ses filiales;

e) relever les principaux risques auxquels l'entreprise de STA est exposée et veiller à la mise en œuvre de systèmes appropriés de gestion de ces risques;

f) s'assurer que STA a adopté des mesures, des méthodes et des contrôles visant à assurer le respect des exigences des lois applicables;

g) planifier la relève (y compris rencontrer le chef de la direction pour discuter avec lui des principales questions concernant la nomination, la formation et la surveillance des membres de la haute direction);

h) adopter une politique de communication qui permet à STA de communiquer l'information efficacement, qui définit la façon dont elle doit interagir avec tous les intéressés, y compris les analystes et le public, qui prévoit des mesures pour éviter la communication sélective de l'information et qui est passée en revue à la fréquence ou aux moments que le conseil d'administration juge appropriés;

i) surveiller les systèmes de contrôle interne et d'information de gestion de STA;

j) mettre sur pied et maintenir un comité de vérification permanent du conseil d'administration (le « **comité de vérification** »);

k) examiner et réévaluer le caractère adéquat du mandat du comité de vérification à la fréquence ou aux moments que le conseil d'administration juge appropriés;

l) recevoir des recommandations du comité de vérification concernant les informations financières annuelles et intermédiaires et les autres informations financières publiées de STA, et examiner et approuver ces informations financières;

m) élaborer la démarche de STA en matière de gouvernance, notamment élaborer un ensemble de principes et de lignes directrices en matière de gouvernance qui s'appliquent précisément à STA;

n) mettre en œuvre un processus pour évaluer l'efficacité du conseil d'administration dans son ensemble et de ses comités, et l'apport de chaque administrateur;

o) mettre en œuvre un processus pour examiner la taille du conseil d'administration et prendre des mesures, au besoin, pour déterminer la taille du conseil qui favoriserait l'efficacité de la prise de décisions;

p) mettre en œuvre un processus pour évaluer le mode de rémunération des administrateurs et sa pertinence, et s'assurer que leur rémunération reflète de façon réaliste les responsabilités et les risques associés au poste d'administrateur;

q) tenir régulièrement des réunions avec la direction afin de recevoir des rapports sur le rendement de STA, les nouvelles activités et les propositions, les affaires et les placements de STA, les préoccupations de la direction et toute autre question touchant STA;

r) tenir régulièrement des réunions hors de la présence de la direction et des administrateurs non indépendants.

Le conseil d'administration est chargé d'examiner, en collaboration avec le chef de la direction et les autres membres de la haute direction, le processus de planification stratégique continu de STA, et d'approuver les objectifs de l'entreprise ainsi que les stratégies et les politiques qui régissent sa gestion.

Le conseil d'administration tentera également de mettre en œuvre un processus budgétaire annuel prévisible et régulier à l'égard de ses propres frais; à cette fin, le président du conseil et le président de chaque comité fourniront à la direction, au début de chaque exercice, une estimation de leurs besoins et des coûts connexes relativement aux réunions qu'ils tiendront au cours de l'année à venir, et s'efforceront ensuite de respecter les budgets établis.

Il est reconnu que tous les administrateurs sont tenus, dans l'exercice de leurs fonctions, d'agir avec intégrité et de bonne foi, au mieux des intérêts de STA. Les administrateurs doivent agir avec le soin, la diligence et la compétence dont ferait preuve, dans des circonstances semblables, une personne d'une prudence raisonnable. À cet égard, ils respecteront leurs obligations d'intégrité, de loyauté, de soin, de diligence, de compétence et de prudence.

En outre, les administrateurs doivent s'acquitter de leurs fonctions conformément aux politiques adoptées par le conseil d'administration à l'occasion, la politique actuellement en vigueur étant jointe à l'appendice A des présentes.

3. Administrateur principal indépendant du conseil

Le conseil d'administration est d'avis que, tant que les postes de président du conseil et de chef de la direction sont occupés par la même personne, le conseil d'administration devrait compter un administrateur principal indépendant nommé parmi ses membres indépendants. L'administrateur principal indépendant est appelé dans les présentes « administrateur principal ».

L'administrateur principal doit assumer les fonctions et les responsabilités suivantes :

a) assister aux réunions du conseil d'administration de STA, superviser le contenu et le déroulement de ces réunions et présider l'assemblée annuelle des porteurs de titres de STA;

b) s'abstenir d'assumer des fonctions liées à l'élaboration de politiques, si ce n'est dans le cadre de ses fonctions d'administrateur de STA, à titre d'administrateur principal; il n'a pas le droit de lier STA;

c) formuler des propositions en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités, et, après examen des projets d'ordre du jour des réunions du conseil que le chef de la direction a préparés, communiquer avec ce dernier pour lui faire part de ses observations en vue d'en établir la version définitive, pour distribution;

d) s'assurer que les membres du conseil d'administration comprennent les limites entre les responsabilités du conseil et celles de la direction;

e) s'assurer que le conseil d'administration s'acquitte de ses responsabilités efficacement; à cette fin, assurer notamment la liaison entre les administrateurs indépendants et la direction et diriger des sessions indépendantes d'administrateurs indépendants régulièrement hors de la présence de la direction; il peut attribuer à un comité du conseil d'administration la responsabilité de gérer les relations entre le conseil d'administration et la direction.

4. Responsabilités du président du comité de vérification

Le président du comité de vérification a notamment les responsabilités suivantes :

a) assurer la liaison entre le comité de vérification et le conseil d'administration de STA;

b) assurer la liaison entre le comité de vérification et les membres de la haute direction de STA;

c) assurer la liaison entre le comité de vérification et les vérificateurs internes et externes de STA;

d) faire rapport au conseil d'administration sur les activités du comité de vérification;

e) recommander des pratiques pour accroître l'efficacité du comité de vérification;

f) présider les réunions du comité de vérification.

5. Responsabilités du président du conseil et chef de la direction

Le président du conseil et chef de la direction doit faire ce qui suit :

a) assister aux réunions du conseil d'administration de STA et aux assemblées de ses porteurs de titres (sauf aux assemblées annuelles des porteurs de titres) et en assurer la présidence;

b) donner des instructions initiales en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités et, après avoir préparé les projets d'ordre du jour des réunions du conseil, communiquer avec l'administrateur principal pour obtenir ses observations en vue d'en établir la version définitive, pour distribution;

c) gérer et superviser les affaires de STA, et établir et coordonner le processus de planification stratégique pour STA et recommander au conseil d'administration des objectifs relativement à l'entreprise de STA et, lorsqu'ils sont approuvés par le conseil d'administration, mettre en œuvre les plans stratégiques, opérationnels et de profit connexes;

d) faire rapport au conseil d'administration et à tous ses comités officiellement constitués sur les questions qui sont de leur ressort, et se réunir avec eux périodiquement et au besoin afin d'examiner ces questions, et procurer au conseil d'administration ou au comité concerné l'information et l'accès à la direction dont il a besoin pour s'acquitter rapidement de toutes ses obligations, notamment celles prévues par la loi;

e) participer à l'élaboration des politiques du conseil d'administration relativement à l'information de STA qui est communiquée au public;

f) élaborer des plans de perfectionnement et de relève de la direction pour tous les postes clés, et conseiller le conseil d'administration à cet égard;

g) examiner, en collaboration avec le chef des finances, l'information financière et les autres informations de STA Holdings communiquées au public, s'assurer que les méthodes appropriées ont été suivies pour établir ces informations et fournir les attestations requises par les lois sur les valeurs mobilières applicables à l'égard de ces informations;

h) s'acquitter de toute autre responsabilité appropriée que lui délègue le conseil d'administration.

6. Décisions nécessitant l'approbation préalable du conseil d'administration

L'approbation du conseil d'administration est nécessaire dans les cas suivants :

a) toute question touchant les dividendes;

b) les acquisitions et les aliénations d'une valeur supérieure au seuil fixé à l'occasion par les administrateurs;

c) les opérations entre apparentés;

d) la publication des résultats financiers de STA;

e) l'émission ou le rachat de titres de STA;

f) le mandat des comités du conseil d'administration;

g) toute autre situation qui donnerait lieu à un « changement important » pour STA.

La liste qui précède donne des indications sur les questions particulières qui nécessitent l'approbation du conseil, mais elle ne se veut pas exhaustive.

7. Mesures pour la réception des commentaires des actionnaires

Tous les documents publics de STA prévoient un mécanisme permettant aux porteurs de titres de soumettre leurs commentaires. Les personnes chargées de recevoir ces renseignements doivent fournir un résumé des commentaires aux administrateurs régulièrement.

8. Réunions

Le conseil d'administration tiendra au moins quatre réunions par année, dont trois pour examiner les résultats trimestriels et une avant la publication des résultats financiers annuels de STA. La majorité des administrateurs alors en poste constitue le quorum aux réunions du conseil d'administration.

9. Directives concernant les réunions

Les administrateurs sont appelés à lire et à examiner les documents qui leur sont envoyés avant chaque réunion afin d'être prêts à discuter des questions qui sont traitées dans ces documents à la réunion. L'avis de convocation exposera les principaux points à l'ordre du jour de chaque réunion de manière à ce que les administrateurs puissent concentrer leur attention sur les documents pertinents.

10. Rémunération

Le niveau de rémunération offert devrait avoir pour effet d'attirer des membres compétents et de les motiver.

11. Réunions du conseil par téléphone

a) Un administrateur peut participer à une réunion du conseil d'administration ou d'un comité par téléphone, par voie électronique ou par tout autre moyen de communication permettant à tous les participants de communiquer entre eux, et un administrateur qui utilise l'un de ces moyens de communication pour participer à une réunion est réputé être présent à la réunion.

b) Bien que le conseil d'administration ait l'intention de respecter autant que possible le calendrier convenu, il est probable que le conseil devra, à l'occasion, convoquer des réunions téléphoniques pour traiter de certaines questions urgentes et ainsi donner aux administrateurs la possibilité de bien s'acquitter de leurs obligations légales.

12. Attentes par rapport à la direction

Le chef de la direction et les autres membres de la haute direction doivent faire rapport au conseil d'administration sur le rendement de STA, les nouvelles activités et les propositions, les préoccupations de la direction et toute autre question que le conseil ou son administrateur principal juge à propos. En outre, le conseil s'attend à ce que le chef de la direction et les autres membres de la haute direction informent rapidement l'administrateur principal et les présidents des comités concernés des faits nouveaux, des changements, des opérations ou des propositions qui, dans l'un ou l'autre cas, auraient une incidence importante sur les activités ou les perspectives de STA.

13. Orientation et formation continue

La direction, en collaboration avec le conseil d'administration, offrira aux nouveaux administrateurs un programme d'orientation et de formation afin qu'ils se familiarisent avec STA et son entreprise. Tous les nouveaux administrateurs participeront à ce programme, qu'ils devront compléter dans les quatre mois de leur entrée en fonction au conseil d'administration. En outre, la direction planifiera des présentations périodiques à l'intention des administrateurs afin de les tenir informés des principales tendances commerciales et pratiques sectorielles, selon les besoins.

APPENDICE A – POLITIQUE RELATIVE AUX PRATIQUES DES ADMINISTRATEURS

1. Présence aux réunions

Chaque administrateur devrait avoir un excellent taux de présence aux réunions du conseil d'administration ainsi qu'aux réunions de chaque comité dont il fait partie. Un administrateur devrait faire ce qui suit :

a) informer le président du conseil des réunions du conseil et des comités auxquelles il prévoit assister peu après la distribution du calendrier des réunions;

b) aviser le président du conseil dans les meilleurs délais dès qu'il sait qu'il ne pourra assister à une réunion;

c) s'il ne peut assister à une réunion, y participer en recourant à des moyens de télécommunication.

2. Préparation aux réunions

Les administrateurs devraient examiner attentivement les documents distribués en prévision des réunions du conseil d'administration ou des comités du conseil d'administration. Les administrateurs sont également invités à communiquer avec l'administrateur principal et/ou le chef de la direction de STA ainsi qu'avec tout autre membre de la direction compétent avant les réunions s'ils ont des questions ou veulent discuter des points à l'ordre du jour.

3. Déroulement des réunions

Lors des réunions, les administrateurs devraient poser des questions, participer aux discussions et faire part, lorsque cela est pertinent, de leurs commentaires et de leur expérience. Dans le cadre des discussions qui ont lieu lors des réunions, les administrateurs doivent :

a) être sincères et francs;

b) ne pas hésiter à exprimer une opinion contraire à celle de la majorité;

c) être concis et respecter, la plupart du temps, l'horaire des réunions;

d) faire preuve de courtoisie et de respect à l'égard des autres administrateurs et des invités présents.

4. Conduite personnelle

Les administrateurs doivent :

a) faire preuve d'un haut niveau d'intégrité, d'honnêteté et de loyauté envers STA;

b) présenter une image positive de STA aux médias, à la communauté financière, aux gouvernements et à leurs organismes, aux porteurs de titres et aux employés;

c) être prêts à déployer des efforts supplémentaires, au besoin, notamment en siégeant à des comités du conseil;

d) déclarer tout conflit d'intérêts potentiel qui pourrait survenir à l'égard de l'entreprise ou des affaires de STA, et, en règle générale, éviter de se trouver dans des situations où de tels conflits pourraient se présenter ou pourraient vraisemblablement être perçus comme pouvant se présenter.

5. Conseils indépendants

Pour s'acquitter de son mandat, le conseil d'administration a le pouvoir de retenir les services et de recevoir des conseils de conseillers juridiques ou comptables spéciaux, ou d'autres conseillers ou consultants externes spéciaux, au besoin (et d'autoriser le paiement, par STA, de la rémunération de ces conseillers ou consultants).

APPENDICE B – RESPONSABILITÉS EN MATIÈRE DE GOUVERNANCE ET DE SÉLECTION DES CANDIDATS

Tenant lieu de comité de la gouvernance et de la rémunération, le conseil d'administration de STA est directement chargé d'élaborer l'approche de STA en matière de gouvernance, de pourvoir les postes vacants au conseil et d'examiner périodiquement la composition du conseil et l'efficacité de ses membres ainsi que l'apport et la rémunération de chacun des administrateurs. Le conseil d'administration de STA Holdings possède un comité de la rémunération, des candidatures et de la gouvernance dont les règles se conformeraient à tous égards importants aux lignes directrices énoncées dans l'*Instruction générale 58-201 relative à la gouvernance* si STA Holdings était un émetteur assujetti aux termes de la législation en valeurs mobilières des provinces et des territoires du Canada.

1. Responsabilités en matière de gouvernance :

a) Évaluer l'indépendance et les compétences des divers membres du conseil d'administration.

b) S'assurer que les programmes ayant trait à la planification de la relève et à l'évaluation du rendement sont intégrés de façon efficace à la stratégie de STA.

c) Examiner la composition des comités du conseil d'administration.

d) Surveiller la qualité de la relation entre la direction et le conseil d'administration.

e) Examiner les demandes de chaque administrateur relativement à l'embauche de conseillers externes et y répondre.

f) Examiner les recommandations du comité de la rémunération, des candidatures et de la gouvernance de STA Holdings, et, si on les juge acceptables, diriger leur mise en œuvre.

g) Évaluer les besoins des membres du conseil d'administration en matière de formation continue et coordonner un programme à cet effet.

h) Évaluer l'efficacité du conseil d'administration et de ses comités ainsi que l'apport de chaque administrateur.

i) Rendre compte de la gouvernance, ainsi que l'exigent les obligations d'information publique.

j) Examiner les lignes directrices de STA en matière de gouvernance et veiller à ce qu'elle les respecte.

k) Revoir à l'occasion les pratiques de gouvernance de STA et de ses comités afin de déterminer si celles-ci respectent les règles et politiques des organismes de réglementation régissant STA.

l) Au moins une fois par année, examiner le caractère adéquat des lignes directrices en matière de gouvernance de STA et de ses filiales.

m) Établir les normes de STA en matière d'indépendance des administrateurs et surveiller leur application.

n) Au moins une fois par année, examiner les pratiques du conseil d'administration (y compris les réunions distinctes des administrateurs non-membres de la direction) afin de veiller au respect des lignes directrices en matière de gouvernance de STA.

o) Au moins une fois par année, examiner les pouvoirs, les mandats, le rendement et la composition des divers comités du conseil d'administration.

p) Prendre toute autre initiative nécessaire pour aider le conseil d'administration à appliquer des pratiques de gouvernance exemplaires.

2. Responsabilité en matière de sélection des candidats

a) Revoir annuellement les compétences, aptitudes et qualités personnelles requises des membres du conseil d'administration en fonction de facteurs pertinents, notamment l'objectif d'accroître la valeur de STA à la lumière des perspectives de STA et des risques auxquels elle est exposée ainsi que de ses stratégies proposées, le besoin d'assurer, dans toute la mesure du possible, que la majorité du conseil d'administration est composée de personnes qui satisfont aux exigences en matière d'indépendance prévues par les règles boursières, la législation ou les autres lignes directrices applicables, et les politiques du conseil d'administration relativement au mandat, au départ à la retraite et à la relève des administrateurs ainsi que de leurs engagements.

b) Établir et superviser un programme de formation et d'orientation adéquat à l'intention des nouveaux administrateurs afin qu'ils se familiarisent avec STA ainsi qu'avec la nature et le fonctionnement de son entreprise (y compris la structure hiérarchique de STA, ses plans stratégiques, ses questions importantes au chapitre des finances, de la comptabilité et des risques, ses programmes et politiques de conformité, sa direction et ses vérificateurs externes), le rôle du conseil d'administration et de ses comités ainsi que l'apport attendu de chacun des administrateurs.

c) Chercher activement des personnes compétentes (selon les besoins de STA et les critères officiels établis par le conseil d'administration) prêtes à siéger au conseil d'administration.

d) Examiner la composition du conseil et la répartition de ses membres dans les divers comités du conseil d'administration.

e) Établir des procédures pour la réception des observations de l'ensemble des membres du conseil devant être incluses dans une évaluation annuelle du rendement du conseil d'administration, y compris de l'apport de chacun des administrateurs.

f) Nommer une agence de recrutement de cadres chargée de trouver des candidats au conseil et, si on le juge approprié, mettre fin au mandat de celle-ci.

Student Transportation of America®

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle (l'« **assemblée** ») des actionnaires de Student Transportation of America Ltd. (l'« **émetteur** ») se tiendra le vendredi 3 novembre 2006 à 10 h (heure de Toronto) à la Galerie, au Centre de diffusion et de conférences de la TSX, The Exchange Tower, 130 King Street West, Toronto (Ontario), aux fins suivantes :

1. **RECEVOIR** les états financiers de l'émetteur pour l'exercice terminé le 30 juin 2006 ainsi que le rapport des vérificateurs sur ces états;

2. **ÉLIRE** les membres du conseil d'administration de l'émetteur;

3. **NOMMER** les vérificateurs et autoriser le conseil d'administration de l'émetteur à fixer la rémunération des vérificateurs;

4. **DÉLIBÉRER** de toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

La circulaire de sollicitation de procurations par la direction ci-jointe fournit des renseignements supplémentaires sur les questions à l'ordre du jour de l'assemblée et fait partie intégrante du présent avis.

FAIT à Toronto, en Ontario, le 26 septembre 2006.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Le président du conseil d'administration de
Student Transportation of America Ltd.,

« *Denis J. Gallagher* »

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer; stock broker; bank manager; lawyer; accountant or other professional advisor. Information has been incorporated by reference in this exchange offer from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation of America Ltd. at 3349 Highway 138, Building B, Suite D, Wall, New Jersey 07719, telephone 732-280-4200, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this exchange offer contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of Student Transportation of America Ltd. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

STUDENT TRANSPORTATION OF AMERICA LTD.
and
STUDENT TRANSPORTATION OF AMERICA ULC

EXCHANGE OFFER

for all of the 14% Subordinated Notes of STA ULC, which are callable after December 21, 2009, at an Exchange Price of 0.67 of a Common Share of STA Ltd. per $3.847 principal amount of Subordinated Notes

Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA" or the "Company") invites holders ("Noteholders") of certain of the outstanding 14% subordinated notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009, (the "Notes") to exchange all or a portion of their Notes in exchange for common shares of STA Ltd. ("Common Shares") at a rate of 0.67 of a Common Share per $3.847 principal amount of Notes (the "Exchange Price") that are properly deposited pursuant to the Offer (as defined below). The offer and all deposits of Notes are subject to the terms and conditions set forth in the accompanying Offer to Purchase (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular") and the related Letter of Acceptance and Transmittal (which together with the Offer to Purchase and the Circular constitute the "Offer" or the "Exchange Offer").

Each Noteholder who has properly deposited Notes pursuant to the Offer and who has not withdrawn such Notes will receive the Exchange Price, payable in Common Shares, for all Notes tendered to the Offer, on the terms and subject to the conditions of the Offer.

This Offer will expire at 5:00 p.m. (Eastern time) on Tuesday, September 4, 2007 (the "Expiration Date") or at such later time and date to which the Offer may be extended by STA. The obligation of the Company to take up and pay for any Notes deposited under the Offer is subject to the conditions described in Section 4 of the Offer to Purchase — "Certain Conditions of the Offer".

None of STA, its Board of Directors or Wellington West Capital Markets Inc. the dealer manager for the Offer, makes any recommendation to any Noteholder as to whether to deposit or refrain from depositing Notes. Noteholders must make their own decisions as to whether to deposit Notes under the Offer and, if so, how many Notes to deposit. Noteholders should carefully consider the income tax consequences of depositing Notes pursuant to the Offer. See Section 19 of the Circular — "Income Tax Consequences".

Noteholders wishing to deposit all or any portion of their Notes pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 2 of the Offer to Purchase — "Time of Acceptance and Procedure for Depositing Notes".

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Noteholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.

July 30, 2007

The Dealer Manager for the Offer is:
Wellington West Capital Markets Inc.

Dear Student Transportation of America ULC Noteholders:

Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., the "Company) have, over the last 12 months, taken various steps to enhance the liquidity of STA Ltd.'s common shares and facilitate the separation of the IPSs, including the following:

a) On September 29, 2006, the Company announced that the TSX had agreed to separately list and post for trading the common shares of STA Ltd. and the 14% subordinated notes of STA ULC.

b) On October 17, 2006, the Company announced that the TSX had approved the Company's intention to make a normal course issuer bid for a portion of the issued and outstanding notes as appropriate opportunities would arise from time to time.

c) On March 21, 2007 the Company announced an offering of common shares. At that time, the Company indicated that it was contemplating a potential exchange offer whereby holders of IPSs would be offered an opportunity to exchange their IPSs for common shares.

d) On May 7, 2007, the Board of Directors met with financial advisors to the Company to further discuss the possibility of undertaking an exchange of Notes for Common Shares.

As the next step in this process of enhancing the liquidity of the common shares and facilitating the separation of the IPSs, the Company is pleased to present you with an opportunity to exchange all or a portion of your 14% subordinated notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009, for common shares of STA Ltd. at a rate of 0.67 of a common share per $3.847 principal amount of the Notes.

In considering whether the exchange offer would be in the best interests of the Company, the Board of Directors gave careful consideration to a number of factors, including the following:

- the notes are redeemable at the option of STA ULC at any time on or after December 21, 2009, with the redemption price on December 21, 2009 being 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of note comprising an IPS.
- the elimination of a portion of the Company's 14% subordinated debt from the Company's balance sheet will provide the Company with a more efficient financing mix and lower its overall weighted-average cost of capital;
- the exchange of the notes under the exchange offer is optional, the option is available to all noteholders (other than U.S. Persons), and all such noteholders are free to accept or reject the Offer; and
- the exchange offer is not conditional on any minimum amount of notes being exchanged.

The exchange offer is being made for the following reasons:

- the Company believes the exchange offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the exchange offer will allow the Company to reduce its financial leverage, providing the Company with greater flexibility to pursue future growth opportunities while remaining in compliance with its debt covenants;
- the Company believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- the Company expects that the total payout ratio will decrease over time, as the current cash dividend on 0.67 of a common share is less than the 14% coupon on $3.847 principal amount of notes.

Included with this letter is an offer to purchase and circular, which contain a detailed description of the exchange offer. We have provided a brief description of the exchange offer in this letter to assist you in making your decision, but you should carefully consider all of the information in and incorporated by reference in the Circular.

None of STA, its Board of Directors or Wellington West Capital Markets Inc. the dealer manager for the Offer, makes any recommendation to any Noteholder as to whether to deposit or refrain from depositing Notes.

If you require assistance, consult your financial, legal or other professional advisors.

On behalf of the Company, I would like to thank you for your continuing support.

Yours very truly,

(Signed) "*Denis J. Gallagher*"

Denis J. Gallagher
President and Chief Executive Officer

OFFER TO PURCHASE NOT AVAILABLE IN THE UNITED STATES

The Offer to Purchase is being made outside the United States of America and its territories or possessions (the "United States") and only to individuals who are not "U.S. Persons" as such term is defined in Rule 902(a) of Regulation S of the *United States Securities Act of 1933*, as amended, (the "U.S. Securities Act"). U.S. Persons includes (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (viii) any partnership or corporation if organized or incorporated under the laws of any foreign jurisdiction, and formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by accredited investors, as defined in Rule 501(a) of the U.S. Securities Act, who are not natural persons, estates or trusts.

U.S. Persons are not permitted to participate in the transaction described in this Exchange Offer. This Exchange Offer may not be delivered to U.S. Persons and should this Exchange Offer come into the possession of a U.S. Person such recipient is directed to return the Exchange Offer and any related materials to Wellington West Capital Markets Inc., 145 King Street West, Suite 700, Toronto, ON M5H 1J8. STA will not take up and pay for any Notes delivered by U.S. Persons.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or the applicable securities laws of any state in the United States and may not be offered, sold, pledged, transferred, delivered or otherwise disposed of directly or indirectly, within the United States or to, or for the account or benefit of any U.S. Person or any person within the United States. This Exchange Offer does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares or Notes, as applicable, within the United States or to, or for the account or benefit of, a U.S. Person or person within the United States.

FORWARD LOOKING STATEMENTS

Certain statements in this Offer are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Offer. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the number of Notes acquired under the Exchange Offer, the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include the number of Notes acquired under the Exchange Offer, contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Offer are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of

the date of this Offer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation of America Ltd., at 3349 Highway 138, Building B, Suite D, Wall, New Jersey 07719, telephone 732-280-4200. For the purpose of the Province of Québec, this Exchange Offer contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of Student Transportation of America Ltd. at the above mentioned address and telephone number. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through the internet at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Offer:

- annual information form of STA dated September 26, 2006 (the "AIF");
- management information circular of STA dated September 26, 2006 distributed in connection with the annual meeting of shareholders held on November 3, 2006;
- consolidated financial statements of STA for the year ended June 30, 2006 and for the period from December 21, 2004 to June 30, 2005, together with the notes thereto and the auditors' report thereon;
- management's discussion and analysis of financial condition and results of operations of STA for the year ended June 30, 2006;
- unaudited comparative consolidated financial statements of STA for the three and nine month periods ended March 31, 2007, together with the notes thereto; and
- management's discussion and analysis of financial condition and results of operations of STA for the three and nine month periods ended March 31, 2007.

Any material change reports (excluding confidential reports), business acquisition reports, interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, annual information forms and management information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Exchange Offer and prior to the termination of this Exchange Offer shall be deemed to be incorporated by reference in this Exchange Offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Exchange Offer to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Exchange Offer.

TABLE OF CONTENTS

SUMMARY TERM SHEET

This summary term sheet highlights the most material information in this document, but you should understand that it does not fully describe all of the details of the Offer. You are urged to read the entire document and the related letter of acceptance and transmittal because together they contain the full details of the Offer. References to the sections of this document have been included where you will find a more complete discussion. In this Offer to Purchase and the accompanying Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" and "Cdn.$" and "dollars" are to Canadian dollars, and references to "US$" are to U.S. dollars.

WHO IS OFFERING TO PURCHASE MY NOTES?	STA Ltd. and STA ULC are offering to purchase your 14% subordinated notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009.
HOW MANY NOTES WILL STA PURCHASE IN THE OFFER?	The Company will purchase all outstanding Notes held by Noteholders who are not U.S. Persons in the Offer, or such lesser number of Notes as properly tendered. As of July 30, 2007 there was $89,665,808 principal amount of Notes outstanding (of which $79,650,419 principal amount of Notes are represented by Income Participating Securities, or "IPSs"). The Offer is not conditioned on any minimum number of Notes being tendered. See section 4 of the Offer to Purchase.
WHAT WILL THE EXCHANGE PRICE FOR THE NOTES BE?	An eligible holder of Notes would receive 0.67 of a Common Share in exchange for each $3.847 principal amount of Notes (which is the principal amount of Notes which, together with a Common Share of STA Ltd., comprises one IPS). An eligible holder of Notes will not receive fractional Common Shares or cash in lieu thereof for any Notes that are deposited. The Notes are redeemable at the option of STA ULC at any time after December 21, 2009 with an initial redemption price at such date of 105% of the principal amount of the Notes, being approximately $4.04 for each $3.847 principal amount of Note comprising an IPS.
WHY IS STA MAKING THE OFFER?	STA is making the Offer as part of its long-term strategy to create liquidity in the Common Shares. The Company also believes it can fund the current amount of the Notes at significantly lower rates than the existing 14% coupon, and intends to fund future external growth with a combination of equity and senior debt. This Offer is the first step in replacing the subordinated debt, which is redeemable at the option of STA ULC at any time after December 21, 2009 at an initial redemption price on such date of 105% of the principal amount of the Notes, or approximately $4.04 for each $3.847 principal amount of Notes comprising an IPS.
HOW MIGHT ACCEPTING THE OFFER BENEFIT ME AS A NOTEHOLDER?	The Offer provides Noteholders with increased exposure to the long-term prospects of the Company through increased equity participation. In addition, STA believes that holders receive more favourable tax treatment in respect of dividends paid on the Common Shares, as compared to interest income on the Notes.
WILL THE COMMON SHARES THAT I RECEIVE IN EXCHANGE FOR MY NOTES BE FREELY-TRADEABLE?	Yes. The Common Shares issued as the Exchange Price will not be subject to any hold period and will be listed on the TSX under the ticker symbol STB.
I HOLD IPSs – AM I ELIGIBLE FOR THE OFFER?	Yes. The Offer is open to all holders of Notes who are not U.S. Persons, including holders of IPSs. If you have not separated the Common Share and Note components of your IPSs, you may tender your IPSs to the Offer, subject to a minimum deposit of 260 IPSs, which is the minimum number

that CDS Clearing and Depositary Services Inc. or its nominee (which is, at the date hereof, CDS &Co.) ("CDS") can process administratively.

I INITIALLY PURCHASED IPSs BUT HAVE SINCE SEPARATED THE COMMON SHARES AND NOTES – AM I ELIGIBLE FOR THE OFFER?	Yes. The Offer is open to all holders of Notes, including following separation of the Common Shares and Notes.
HOW LONG DO I HAVE TO TENDER MY NOTES?	You may tender your Notes until the Offer expires. The Offer will expire on Tuesday, September 4, 2007 at 5:00 p.m. Eastern time, unless the Company extends it. See Section 1 of the Offer to Purchase. The Company may choose to extend the offer for any reason, subject to applicable laws. See section 5 of the Offer to Purchase.
HOW WILL I BE NOTIFIED IF STA EXTENDS THE OFFER?	The Company will issue a press release by 9:00 a.m. Eastern time, on the first business day after the previously scheduled expiration date if the Company decides to extend the Offer. See section 5 of the Offer to Purchase.
ARE THERE ANY CONDITIONS TO THE OFFER?	Yes. The Offer is subject to conditions, such as the absence of court or governmental action prohibiting the Offer and the absence of changes in general market conditions that are or may be materially adverse to the Company. See section 4 of the Offer to Purchase.
FOLLOWING THE OFFER, WILL STA CONTINUE AS A PUBLIC COMPANY?	Yes. The completion of the Offer in accordance with its conditions should not cause the Common Shares to be delisted from the Toronto Stock Exchange or cause the Company to be eligible to no longer be subject to the periodic reporting requirements of Canadian provincial securities laws, to the extent the Company is subject to such requirements.
HOW DO I TENDER MY NOTES?	To tender your Notes before 5:00 p.m. Eastern time, on Tuesday, September 4, 2007, unless the Offer is extended: • the depositary must receive a confirmation of receipt of your Notes by book-entry transfer; or • you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you by book entry transfer. Contact Computershare Investor Services Inc. (the "Depositary") for assistance. See Section 2 of the accompanying Offer to Purchase and the Letter of Acceptance and Transmittal.
ONCE I HAVE TENDERED NOTES IN THE OFFER, CAN I WITHDRAW MY TENDER?	You may withdraw any Notes you have tendered at any time before 5:00 p.m. Eastern time, on Tuesday, September 4, 2007, or the new expiration date if the Company extends the Offer, or at any time before it has taken up your Notes. If the Company has taken up your Notes but has not issued Common Shares in exchange for your Notes within three business days of such take up, you may also withdraw your Notes. See section 3 of the Offer to Purchase.
HOW DO I WITHDRAW NOTES I PREVIOUSLY TENDERED?	Withdrawals of Notes deposited under the Offer must be effected by CDS and through a Noteholder's broker or other nominee. A notice of withdrawal of Notes must be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Noteholders should contact their brokers or other nominees for assistance. Some additional requirements apply pursuant to the procedure for book-entry transfer set forth in section 2 of the accompanying Offer to Purchase. See also section 3 of the Offer to Purchase.

HAS STA OR ITS BOARD OF DIRECTORS ADOPTED A POSITION ON THE OFFER?	The Company's board of directors has approved the Offer. However, none of the Company, its board of directors or the Dealer Manager is making any recommendation to you as to whether you should tender or refrain from tendering your Notes. You must make your own decision as to whether to tender your Notes and, if so, what principal amount of Notes to tender.
WHEN WILL STA ISSUE COMMON SHARES IN EXCHANGE FOR THE NOTES I TENDER?	Promptly after the expiration of the Offer, the Company will issue Common Share(s) of STA Ltd. in exchange for the Notes it purchases, calculated in accordance with the Exchange Price. See section 6 of the Offer to Purchase.
WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY NOTES?	You are urged to consult your broker or bank to determine whether transaction costs apply.
WHAT ARE THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY NOTES?	Noteholders tendering their Notes to the Offer will be considered to dispose of their Notes for proceeds of disposition equal to the fair market value of the Common Shares acquired by the Noteholder on the disposition. Noteholders that are resident or deemed to be resident in Canada will realize a capital gain (or a capital loss) in respect of a Note equal to the amount by which the proceeds of disposition, net of the amount included in the Noteholder's income as accrued interest and reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of the Note. Accrued interest on the Notes from the date of the last interest payment to the date of disposition generally must be included in a Noteholder's income in the year of disposition. Noteholders that are not (and are not deemed to be) resident in Canada for income tax purposes and tender their Notes to the Offer generally will not be subject to tax in Canada in respect of the sale of their Notes. **Noteholders are urged to seek independent tax advice in respect of the consequences to them of the Offer.** See "Certain Canadian Federal Income Tax Considerations".
WHO CAN I TALK TO IF I HAVE QUESTIONS?	The Depositary or the Dealer Manager can help answer your questions. The Depositary is Computershare Investor Services Inc. and the Dealer Manager is Wellington West Capital Markets Inc. Contact information for the Depositary and the Dealer Manager is set forth on the back cover of this document.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER NOTEHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING NOTES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

To the Holders of 14% Subordinated Notes of Student Transportation of America ULC

OFFER TO PURCHASE

1. The Offer

Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA" or the "Company") invite holders who are not U.S. Persons (the "Noteholders") of the 14% Subordinated Notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009, (the "Notes") to exchange any or all of the outstanding Notes (including Notes represented by Income Participating Securities, or "IPSs") for common shares of STA Ltd. ("Common Shares") at a rate of 0.67 of a Common Share per $3.847 principal amount of Notes (the "Exchange Price") that are properly deposited pursuant to the Offer (as defined below). There are currently $89,665,808 principal amount of Notes outstanding.

As part of the Exchange Offer and in order to facilitate the ability of Noteholders to separate their IPSs into their separate Note and Common Share components, holders of IPSs will be given the opportunity to deposit their IPSs under the Exchange Offer and, in exchange for their IPSs, receive back the Common Shares (that were already represented by the IPSs) together with an additional number of Common Shares in respect of the Note portion of the IPS, calculated based on the Exchange Price. In order to utilize this option, a Noteholder must deposit a minimum number of 260 IPSs, which represents the minimum number that CDS Clearing and Depositary Services Inc. or its nominee (which is, at the date hereof, CDS &Co.) ("CDS") can process administratively.

The offer and all deposits of Notes are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the "Circular") and the related Letter of Acceptance and Transmittal (which together constitute the "Offer" or the "Exchange Offer").

All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.

The Offer will expire at 5:00 p.m. (Eastern time) on Tuesday, September 4, 2007, or at such later time and date to which the Offer may be extended by STA (the "Expiration Date").

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF NOTES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 4 OF THIS OFFER TO PURCHASE.

2. Time of Acceptance and Procedure for Depositing Notes

All eligible Noteholders who have, prior to the Expiration Date, properly deposited and not withdrawn their Notes and/or IPSs representing their Notes will receive the Exchange Price, payable in Common Shares of STA Ltd. for all Notes purchased, on the terms and subject to the conditions of the Offer. STA will return all Notes not purchased under the Offer.

Registration of interests in and transfers of Notes may currently only be made through the book-entry only system administered by CDS. Participants of CDS should contact the Depositary with respect to the deposit of their Notes under the Offer. CDS will be issuing instructions to their respective participants as to the method of depositing such Notes under the terms of the Offer.

Noteholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a confirmation from CDS of a book-entry transfer of a Noteholder's Notes into the Depositary's account at CDS (a "Book-Entry Confirmation") is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account with CDS for the purpose of the Offer. Any institution that is a CDS participant may cause CDS to make a book-entry transfer of Notes into the Depositary's account in accordance with CDS' procedures for such transfer. Noteholders should contact the CDS participants through which their Notes are held sufficiently in advance of the Expiry Time in order to take the necessary steps to deposit such Notes under the Offer. Each Noteholder, who, through a CDS participant, accepts the Offer through a book-entry transfer of such holder's Notes into the Depositary's account with CDS will be deemed to have accepted the Offer with respect to the Notes so deposited and to be bound by the terms thereof (including the terms set forth in the Letter of Acceptance and Transmittal) and the delivery of Notes to the Depositary by means of a book-entry transfer will constitute a valid deposit under and in accordance with the terms of the Offer.

Payment for Notes tendered and accepted for payment under the Offer will be made only after timely confirmation of the book-entry transfer of such Notes into the Depositary's account at the book-entry transfer facility as described below, of an agent's message and any other documents required by the Letter of Acceptance and Transmittal.

Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Notes by causing the book-entry transfer facility to transfer Notes into the Depositary's account in accordance with the book-entry transfer facility's procedures for transfer. Delivery of Notes must be effected through a book-entry transfer into the Depositary's account at the book-entry transfer facility through an agent's message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this document before the Expiration Date. The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Notes that such participant has received and agrees to be bound by the terms of the Letter of Acceptance and Transmittal and that STA may enforce such agreement against such participant.

IPS holders who have not separated the Note and Common Share components of their IPSs and who wish to deposit Notes under the Offer, may elect to deposit their IPSs under the Offer, **provided that they tender a minimum of 260 IPSs, as this is the minimum number that can be handled administratively by CDS**. As such, any number of IPSs equal to or greater than 260 may be deposited. Noteholders who hold fewer than 260 IPSs and who wish to deposit their Notes under the Offer should contact the Depositary for information on how to separate their IPSs so as to tender their Notes. Noteholders who elect to deposit IPSs will receive 1.67 Common Shares per IPS deposited (being the Exchange Price of 0.67 of a Common Share plus the Common Share component of each IPS deposited under the Offer). **IPS holders should note that they cannot transfer or otherwise dispose of the Common Share component of any IPSs they deposit under the Offer prior to the Expiration Date and, in any case, until such time as payment is made in respect of Notes tendered and accepted for payment under the Offer.**

Each Noteholder whose Notes are deposited under the Offer expressly acknowledges and agrees, upon deposit of such holder's Notes, to be bound by the terms of the Letter of Acceptance and Transmittal and that the Company may enforce such terms against that Noteholder. A copy of the Letter of Acceptance and Transmittal is attached as Schedule "A" to this Offer and may be obtained at the website of the Canadian securities regulatory authorities located at www.sedar.com or without charge from the Depositary at the address indicated on the last page of this document.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any deposited Notes and accompanying documents deposited pursuant to the Offer will be determined by the Company in its sole discretion. Depositing Noteholders agree that such determinations will be final and binding. The Company reserves the absolute right to reject any and all deposits of Notes which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the deposit of any Notes and any accompanying documents. There is no duty or obligation on the part of the Company, the Depositary or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit or withdrawal of Notes and no liability will be incurred by any of them for failure to give such notice. The Company's interpretation of the terms and conditions of this Offer (including the Circular and the Letter of Acceptance and Transmittal) will be final and binding. The Company reserves the right to permit the Offer to be accepted in a manner other than as set forth in this document.

Deposits under the Offer through the procedures for a book-entry transfer established by CDS in the manner described above, will constitute a binding agreement between CDS, on behalf of the depositing Noteholders, and the Company in accordance with the terms and conditions of the Offer, including the representations and warranties that: (i) each depositing Noteholder has full power and authority to deposit, sell, assign and transfer the Notes deposited under the Offer on their behalf and not validly withdrawn (the "Deposited Notes"), (ii) each depositing Noteholder owns the Deposited Notes being deposited free and clear of any Encumbrances (as defined herein) and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Deposited Notes to any other person, (iii) the deposit of such Deposited Notes complies with applicable securities laws, (iv) if and when such Deposited Notes are taken up by the Company, the Company will acquire good title thereto, free and clear of any Encumbrances, and (v) the depositing Noteholder is not a U.S. Person.

Deposits under the Offer through the procedures for a book-entry transfer established by CDS in the manner described above, irrevocably constitute and appoint the Company, and any other persons designated by the Company in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the depositing Noteholders, with respect to the Deposited Notes being deposited and that are taken up by the Company (the "Purchased Notes"), including any and all rights and benefits arising from the Purchased Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from and after the time that such Purchased Notes are taken up by the Company, with full power of substitution, in the name of and on behalf of CDS and the depositing Noteholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record the transfer and/or cancellation of such Purchased Notes on the appropriate registers (as applicable) maintained by or on behalf of the Company;

(b) to exercise any and all rights in respect of the Purchased Notes, including, without limitation, to vote any or all Purchased Notes, to execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Company in respect of any or all Purchased Notes, to revoke any such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Notes are taken up by the Company, to designate in such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction any person or persons as the proxy of CDS, on behalf of the depositing Noteholders, in respect of the Purchased Notes, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Noteholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the depositing Noteholders, any and all cheques or other instruments representing any payment or distribution that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the depositing Noteholders, and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the depositing Noteholders, in respect of such payment or distribution for all purposes; and

(d) to exercise any other rights of a holder of Purchased Notes.

A Depositing Noteholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the depositing Noteholder at any time with respect to the Deposited Notes (other than any authority granted pursuant to or in connection with the Letter of Acceptance and Transmittal) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Notes unless the Deposited Notes are not taken up and paid for by the Company or are withdrawn in accordance with Section 3 of the Offer to Purchase, "Withdrawal Rights".

Other than with the Company's prior express written consent, a Depositing Noteholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, not to vote any of the Purchased Notes at any meeting of Noteholders, and not (without the Company's prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Notes, and agrees to execute and deliver to the Company any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Notes and to appoint in any such instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts therefore), consents or directions the person or persons specified by the Company as the proxy of the holder of the Purchased Notes and acknowledges that upon such appointment, except for prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents granted pursuant to or in connection with the Letter of Acceptance and Transmittal, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Notes with respect thereto shall be revoked and (without the Company's prior express written

consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

A depositing Noteholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that if, on or after the date of the Offer, the Company should declare or pay any principal, interest or other distribution on the Notes or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Note that, in each case, is or are payable or distributable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes, then the amount of such distributions, payments, rights or interests relating to the Deposited Notes will be required to be received and held by CDS for the account of the Company and by depositing Notes under the Offer a depositing Noteholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.

The Company reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 2.

AN AGENT'S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF ACCEPTANCE AND TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO STA. ANY SUCH DOCUMENTS DELIVERED TO STA WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

3. Withdrawal Rights

Withdrawals of Notes deposited under the Offer must be effected by CDS and through a Noteholder's broker or other nominee. A notice of withdrawal of Deposited Notes must be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Noteholders should contact their brokers or other nominees for assistance in this regard.

Except as otherwise provided in this Section 3, deposits of Notes pursuant to the Offer will be irrevocable. Notes deposited pursuant to the Offer may be withdrawn by the Noteholder:

(a) at any time prior to the Expiration Date;

(b) at any time if the Notes have not been taken up by the Company before actual receipt by Computershare Investor Services Inc. (the "Depositary") of an effective notice of withdrawal in respect of such Notes;

(c) if Common Shares have not been paid by the Company in satisfaction of the Exchange Price for the Notes within three business days of being taken up, or

(d) at any time before the expiration of ten days upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in this Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Noteholder to accept or reject the Offer (other than a change that is not within the control of the Company or an affiliate of the Company), in the event that such change occurs at or before the Expiration Date or after the Expiration Date but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Notes where the time for deposit of Notes for exchange is not extended for more than 10 days),

  is delivered to CDS as the sole registered holder of all of the outstanding Notes (subject to abridgement of that time period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such Deposited Notes have not been taken up by the Company at the date of such notice.

A Noteholder's broker or other nominee may set deadlines with the withdrawal of Deposited Notes that are earlier than those specified above. Noteholders should contact their brokers or other nominees for assistance.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, Wellington West Capital Markets Inc. (the "Dealer Manager") or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Notes properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Notes may be re-deposited prior to the Expiration Date by again following the procedures described in Section 2 of this Offer to Purchase — "Time of Acceptance and Procedure for Depositing Notes".

If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Notes or is unable to purchase Notes pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all Deposited Notes, and such Notes may not be withdrawn except to the extent that depositing Noteholders are entitled to withdrawal rights as described in this Section 3.

4. Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or to pay the Exchange Price for any Notes deposited, and may terminate or cancel the Offer or may postpone the payment for Notes deposited, if, at any time before the payment for any such Notes, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment, acting reasonably, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a) there shall have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction:

    (1) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Notes by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer; or

    (2) that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (1) or (2) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits of the Offer to the Company;

(c) there shall have occurred:

    (1) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States;

(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory);

(3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Canada;

(4) any limitation (whether or not mandatory) by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, would reasonably be expected to affect the extension of credit by banks or other lending institutions;

(5) any significant decrease in the market price of the Company's IPSs or Common Shares or Notes since the close of business on Friday, July 27, 2007;

(6) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Company's business, operations or prospects or the trading in, or value of, the IPSs, Common Shares or Notes; or

(7) in the case of any of the above conditions existing at the time the Offer begins, in the Company's sole judgment, acting reasonably, a material acceleration or worsening of it;

(d) there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, acting reasonably, has, have or may have material adverse significance with respect to the Company and its subsidiaries taken as a whole;

(e) any take-over bid or tender or exchange offer with respect to some or all of the securities of the Company, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving the Company or any of its affiliates, other than the Offer, or any solicitation of proxies, other than by management, to seek to control or influence the board of directors of the Company, shall have been proposed, announced or made by any individual or entity;

(f) the Company shall have determined, in its sole judgment, acting reasonably, that necessary exemptions under applicable securities legislation in Canada are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or waivers of the appropriate Canadian securities regulatory authorities in respect of the Offer; or

(g) any change shall have occurred or been proposed to the *Income Tax Act* (Canada) (the "Tax Act"), as amended, or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency that, in the sole judgment of the Company, is detrimental to the Company or a securityholder.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 4 shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. The Company, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided, to the extent required by law, notice of such waiver or withdrawal to the TSX and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Notes deposited under the Offer, and the Depositary will return all Deposited Notes and any related documents to the parties by whom they were deposited.

5. Extension and Variation of the Offer

Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 4 of this Offer to Purchase shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Noteholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 9 of this Offer to Purchase. Promptly after giving notice of an extension or variation to the Depositary, the Company will make a public announcement of the extension or variation and provide or cause to be provided, to the extent required by law, notice of such extension or variation to the TSX and the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer or a variation consisting solely of an increase in the consideration offered under the Offer where the Expiration Date is not extended for a period of greater than 10 days), the period during which Notes may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to Noteholders, unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Notes previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 4 of this Offer to Purchase.

The Company also expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Notes not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 4 of this Offer to Purchase, and/or (ii) at any time or from time to time to amend the Offer in any respect, including limiting the maximum number of Notes the Company may purchase.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

6. Acceptance for Exchange and Exchange of Deposited Notes

Upon the terms and subject to the conditions of the Offer, STA will become obligated to take up Deposited Notes as soon as practicable after the Expiry Time, but in any event not later than 10 days from the Expiry Time. STA will exchange Common Shares for Deposited Notes taken up as soon as possible, but in any event not later than three business days after taking up the Deposited Notes. A holder of Notes will not receive fractional Common Shares or cash in lieu thereof for any Notes that are deposited.

STA will be deemed to have taken up and accepted for exchange Notes as, if and when STA gives oral (to be confirmed in writing) or written notice to the Depositary to that effect.

The Deposited Notes taken up and exchanged by STA will be immediately cancelled by STA ULC.

7. Exchange

STA will exchange Deposited Notes for Common Shares by issuing to, or on behalf of each depositing Noteholder, Common Shares on the basis set forth in the Offer. Settlement will be made by the Depositary causing CDS to credit to the appropriate account of each tendering Noteholder at the book-entry transfer facility, Common Shares in satisfaction of the Exchange Price payable to Noteholders who have validly deposited and not withdrawn Notes under the Offer.

It is the Company's understanding that depositing Noteholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Notes directly with the Depositary. However, Noteholders are urged to consult their broker or bank to determine whether transaction costs apply.

8. Liens

Notes acquired pursuant to the Offer shall be acquired by STA free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, ("Encumbrances") together with all rights and benefits arising therefrom (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes). The depositing Noteholder will be bound by a representation and warranty that such Noteholder has full power and authority to deposit, sell, assign and transfer the Deposited Notes and that if the Deposited Notes are accepted for exchange by STA, STA will acquire good title thereto, free and clear of all Encumbrances, together with all rights and benefits arising therefrom (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes).

9. Notice

Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to CDS and, unless otherwise specified by law, will be deemed to have been received on the first business day following mailing. These provisions apply notwithstanding any accidental omission to give notice and notwithstanding any interruption of mail services in Canada following mailing.

The Company understands that, upon receipt of any such notice, CDS will provide a notice to the CDS participants in accordance with the applicable CDS policies and procedures for the book-entry system then in effect.

10. Other Terms

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

Noteholders should carefully consider the income tax consequences of accepting the Offer. See Section 19 of the Circular — "Income Tax Consequences".

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

STA, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Notes. The Offer is not being made to, and deposits of Notes will not be accepted from or on behalf of, Noteholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. STA may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Noteholders in any such jurisdiction.

None of STA Ltd. or STA ULC, their respective Boards of Directors or the Dealer Manager is making any recommendation to any Noteholder as to whether to deposit or refrain from depositing Notes pursuant to the Offer. Each Noteholder must make a decision as to whether to deposit Notes and, if so, what principal amount of Notes to deposit.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

STUDENT TRANSPORTATION OF AMERICA LTD.

By:

(signed) DENIS GALLAGHER
Chief Executive Officer

(signed) PATRICK WALKER
Chief Financial Officer

STUDENT TRANSPORTATION OF AMERICA ULC

By:

(signed) DENIS GALLAGHER
Chief Executive Officer

(signed) PATRICK WALKER
Chief Financial Officer

DATED this 30th day of July, 2007.

ISSUER BID CIRCULAR

This Circular is being furnished in connection with the offer by STA to exchange certain of its Notes for Common Shares at an Exchange Price of 0.67 of a Common Share per $3.847 principal amount of Notes. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1. The Company

Founded in 1997 by industry executive, Denis J. Gallagher, STA is the fifth largest provider of school bus transportation services in North America, conducting operations through wholly owned operating subsidiaries. The Company has become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in a fragmented industry. Based on industry sources, educational institutions in North America spend approximately $15 billion annually on school bus transportation. The Company currently provides school bus transportation services, through 23 wholly-owned operating subsidiaries, in Ontario, Canada and the following US states: California, Connecticut, Illinois, Maine, Minnesota, New Hampshire, New Jersey, New York, Pennsylvania, and Vermont.

The Company's services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. The Company's primary service of transporting students to and from school (referred to as "home-to-school" busing) comprises approximately 91% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller, monitored vehicles. Extracurricular transportation typically accounts for 6% of revenue. The Company also provides charter services for athletic events, field trips, summer camp routes and other non-school related charter services. These services account for approximately 3% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service, the Company has experienced strong and consistent growth in revenue, margins and EBITDA. Approximately 90% of the Company's revenue is contracted with an average term of three to eight years. The Company's growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year, in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

STA Ltd. was originally incorporated by articles of incorporation under the *Business Corporations Act* (Ontario) on September 22, 2004. STA Ltd's registered head office is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA Ltd. currently holds all of the issued and outstanding Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), representing a 98.56% voting interest in STA Holdings. STA Ltd. is a reporting issuer in each of the provinces and territories of Canada.

STA Holdings is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. and all of the issued and outstanding common shares of STA ULC.

STA ULC was incorporated on September 29, 2004 as an unlimited liability corporation pursuant to the *Companies Act* (Nova Scotia), and is a wholly-owned subsidiary of STA Holdings. STA ULC currently holds all of the issued and outstanding preferred shares of STA Holdings. The head office of STA ULC is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA ULC is a reporting issuer in each of the provinces and territories of Canada.

STA Ltd. and STA ULC are subject to the information and reporting requirements of the *Business Corporations Act* (Ontario) and the *Companies Act* (Nova Scotia), respectively, and both entities are subject to Canadian provincial securities laws, and the rules, policies and guidelines of the TSX. The Company files periodic reports and other information with securities regulatory authorities in Canada as well as the TSX relating to its business, financial condition and other matters. STA is required to disclose in such reports certain information, as of particular dates, concerning the Company's directors and officers, their compensation, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. These filings, as well as any document deemed to be incorporated by reference in this Circular, are available on the Canadian Securities Administrators' website at www.sedar.com. Alternatively, copies of such documents may be obtained without charge from the Company's Chief Financial Officer on written request.

2. Background to the Offer and Reasons for the Offer

The Company has, over the last 12 months, taken various steps to enhance the liquidity of the Common Shares and facilitate the separation of the IPSs, including the following:

(a) On September 29, 2006, the Company announced that the TSX had agreed to separately list and post for trading the Common Shares and the Notes.

(b) On October 17, 2006, the Company announced that the TSX had approved the Company's intention to make a normal course issuer bid for a portion of the issued and outstanding Notes as appropriate opportunities would arise from time to time.

(c) On March 21, 2007, the Company announced an offering of Common Shares. At that time, the Company indicated that it was contemplating a potential exchange offer whereby holders of IPSs would be offered an opportunity to exchange their IPSs for Common Shares.

(d) On May 7, 2007, the Board of Directors met with financial advisors to the Company to further discuss the possibility of undertaking an exchange of Notes for Common Shares.

(e) On July 27, 2007 the Board of Directors approved the Circular and the making of the Offer.

In considering whether the Offer would be in the best interests of the Company, the Board of Directors gave careful consideration to a number of factors, including the following:

- The Notes are redeemable at the option of STA ULC at any time on or after December 21, 2009, with the redemption price on December 21, 2009 being 105% of the principal amount of the Notes, being approximately $4.04 for each $3.847 principal amount of Note comprising an IPS.

- The elimination of a portion of the Company's 14% subordinated debt from the Company's balance sheet will provide the Company with a more efficient financing mix and lower its overall weighted-average cost of capital;

- The exchange of the Notes under the Offer is optional, the option is available to all Noteholders (other than US residents), and all Noteholders are free to accept or reject the Offer; and

- The Offer is not conditional on any minimum amount of Notes being exchanged.

Neither STA nor its Board of Directors makes any recommendation to any Noteholder as to whether to exchange or refrain from exchanging any or all of such Noteholder's Notes for Common Shares. No person has been authorized to make any such recommendation. Noteholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to exchange their Notes and, if so, how many Notes to exchange. Noteholders should carefully consider the income tax consequences of accepting the Offer. See Section 19 of this Circular — "Income Tax Consequences".

The Exchange Offer is being made for the following reasons:

- the Company believes the Exchange Offer will provide enhanced liquidity in the Common Shares through the increase of the public float of Common Shares;
- the Exchange Offer will allow the Company to reduce its financial leverage, providing the Company with greater flexibility to pursue future growth opportunities while remaining in compliance with its debt covenants;
- the Company believes that completion of the Exchange Offer will lower its cost of capital by replacing interest payments on the Notes with dividends on the Common Shares; and
- the Company expects that the total payout ratio will decrease over time, as the current cash dividend on 0.67 of a Common Share is less than the 14% coupon on $3.847 principal amount of Notes.

3. Authorized and Issued Capital

The authorized capital of STA Ltd. consists of an unlimited number of common and preferred shares. STA currently has 20,704,554 IPSs outstanding. Each IPS is comprised of one Common Share of STA Ltd. and $3.847 principal amount of a Note of STA ULC. There are currently 23,718,554 Common Shares outstanding (20,704,554 of which are represented by IPSs) and $89,665,808 principal amount of Notes outstanding (of which $79,650,419 principal amount of Notes are represented by IPSs).

Holders of Common Shares are entitled to received dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

The Notes represent unsecured subordinated indebtedness of STA ULC and are subordinated in right of payment to all existing and future senior indebtedness of STA ULC, including the guarantee provided by STA ULC pursuant to its credit facility, as set forth in the subordinated note indenture dated as of December 21, 2004 among STA ULC, Student Transportation of America Holdings, Inc., Computershare Trust Company of Canada, as trustee, and certain guarantors.

4. Current Plans or Proposals

Except as disclosed in the Offer and this Circular, neither STA nor its directors or executive officers have current plans or proposals which would result in a material change in the affairs of the Company.

Canadian securities laws prohibit the Company and its affiliates from acquiring any Notes, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. Subject to applicable law, STA may in the future purchase additional Notes on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to securityholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Notes, the Company's business and financial position, the results of the Offer and general economic and market conditions.

5. Number of Notes

Upon the terms and subject to the conditions of the Offer, the Company will accept for exchange such quantity of eligible Notes as are properly deposited at or prior to the Expiration Date (and not withdrawn in accordance with Section 3 of the Exchange Offer — "Withdrawal Rights"); provided, however, that if a Noteholder deposits IPSs, it must deposit a minimum number of 260 IPSs. For a description of the Company's right to extend the period of time during which the Offer is open, and to delay, terminate or amend the Offer, see Section 5 of the Offer to Purchase — "Extension and Variation of the Offer".

As promptly as reasonably practicable thereafter, the Company will, upon the terms and subject to the conditions of the Offer, cause all eligible Noteholders who have properly deposited and not withdrawn their Notes to receive the Exchange Price, in Common Shares, for all Notes tendered to the Offer. STA will take up and issue Common Shares in exchange for such Notes as promptly as reasonably practicable, and in any event within ten days after the Expiration Date. The Exchange Price payable in respect of such Notes that are taken up by the Company will be made to depositing Noteholders within three business days after the Notes have been taken up. All Notes not exchanged pursuant to the Offer will be returned to the depositing Noteholders at the Company's expense as promptly as reasonably practicable following the Expiration Date.

The Company will be deemed to have taken up and accepted for exchange all Notes that are properly deposited under the Offer and not withdrawn if, as and when the Company gives written notice or other communication confirmed in writing to the Depositary to that effect.

6. Price Range of Securities

The Notes, Common Shares and IPSs are listed on the TSX under the symbols "STB.DB", "STB" and "STB.UN", respectively. The following table sets forth the market price range and trading volumes of the IPSs traded on the TSX for each of the last 12 months:

	TSX		
	IPSs		
	High (Cdn$)	Low (Cdn$)	Volume
2006			
July	12.00	11.25	600,843
August	12.05	11.25	436,028
September	12.87	11.82	1,115,231
October	12.85	11.19	538,755
November	12.35	10.40	2,247,083
December	11.65	10.88	982,191
2007			
January	11.30	10.40	487,961
February	12.00	10.40	1,223,462
March	11.89	11.20	770,246
April	12.45	11.12	675,802
May	11.97	11.44	332,101
June	12.44	11.70	280,860
July (to July 25)	12.43	11.88	186,967

On July 27, 2007, the last full trading day prior to the date of the announcement by STA of the Offer, the closing price of the IPSs on the TSX was Cdn$11.99.

7. Distribution Policy

Holders of Common Shares of STA Ltd. are entitled to receive dividends as and when declared by the board of directors. On the 15th day of each month (or the next business day, if such day is not a business day), STA ULC pays interest on the Notes and STA Ltd. pays dividends on the Common Shares (if declared) to holders of record at the close of business on the last business day of the preceding month. The distributions consist of:

- interest payments on the Notes at an annual rate of 14% of the aggregate principal amount of the Notes represented by an IPS, or approximately Cdn.$0.53858 per IPS (being $3.847 principal amount of Notes) per year; and

- dividends on the Common Share represented by an IPS, if and to the extent dividends are declared by STA's board of directors and permitted by applicable law. STA has currently adopted a dividend policy that contemplates an annual dividend of approximately Cdn.$0.55644 per Common Share (or IPS).

STA will generally declare dividends of its available cash after satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any, satisfying its other expense obligations, including withholding and other applicable taxes, and retaining reasonable reserves as may be considered appropriate by its board of directors.

The board of directors of STA may, in its discretion, modify or repeal STA's current dividend policy. No assurances can be made that STA will pay dividends at the level contemplated in the future or at all. Assuming that STA ULC makes the scheduled interest payments on the Notes and STA Ltd. pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an IPS holder would receive, in the aggregate, approximately Cdn.$1.095 per year per IPS in dividends on the Common Shares and interest on the Notes.

STA may make additional distributions in excess of monthly distributions during the year, as the board of directors may determine in its sole discretion.

Monthly distributions for the period commencing December 21, 2004 and ending June 30, 2005 and for the twelve month periods ended June 30, 2006 and June 30, 2007, respectively, were as follows:

	Dividend Per Common Share (Cdn. $)	**Interest Payment on IPS Notes (Cdn. $)**	**Total Distribution Per IPS (Cdn. $)**
Fiscal 2005			
December 21, 2004 to January 30, 2005	0.06087	0.06111	0.12198
February 2005	0.04470	0.04488	0.08958
March 2005	0.04470	0.04488	0.08958
April 2005	0.04470	0.04488	0.08958
May 2005	0.04470	0.04488	0.08958
June 2005	0.04470	0.04488	0.08958
Total Fiscal 2005 Distributions	0.28437	0.28551	**0.56988**
Fiscal 2006			
July 2005	0.04470	0.04488	0.08958
August 2005	0.04470	0.04488	0.08958
September 2005	0.04470	0.04488	0.08958
October 2005	0.04470	0.04488	0.08958
November 2005	0.04470	0.04488	0.08958
December 2005	0.04470	0.04488	0.08958
January 2006	0.04470	0.04488	0.08958
February 2006	0.04470	0.04488	0.08958
March 2006	0.04470	0.04488	0.08958
April 2006	0.04470	0.04488	0.08958
May 2006	0.04470	0.04488	0.08958
June 2006	0.04637	0.04488	0.09125
Total Fiscal 2006 Distributions	0.53809	0.53858	1.07667

	Dividend Per Common Share (Cdn. $)	Interest Payment on IPS Notes (Cdn. $)	Total Distribution Per IPS (Cdn. $)
Fiscal 2007			
July 2006	0.04637	0.04488	0.09125
August 2006	0.04637	0.04488	0.09125
September 2006	0.04637	0.04488	0.09125
October 2006	0.04637	0.04488	0.09125
November 2006	0.04637	0.04488	0.09125
December 2006	0.04637	0.04488	0.09125
January 2007	0.04637	0.04488	0.09125
February 2007	0.04637	0.04488	0.09125
March 2007	0.04637	0.04488	0.09125
April 2007	0.04637	0.04488	0.09125
May 2007	0.04637	0.04488	0.09125
June 2007	0.04637	0.04488	0.09125
Total Fiscal 2007 Distributions	0.55644	0.53856	1.095

8. Previous Purchases and Distributions of Securities

Previous Purchases and Sales. During the 12 months preceding the Offer, the Company repurchased and cancelled 56,000 IPSs pursuant to its normal course issuer bid, which repurchases and cancellations occurred during December 2006 and January 2007. In addition, during the 12-month period preceding the date of the Offer, the Company distributed certain securities as set forth below in "Previous Distributions".

Previous Distributions. Since its initial public offering on December 21, 2004, the Company has distributed the following securities:

- The Company completed an initial public offering of 11,604,140 IPSs for gross proceeds of Cdn.$116,041,400. Concurrent with the closing of the initial public offering, STA ULC issued, on a private placement basis, Cdn.$10.0 million of separate 14% subordinated notes, having an aggregate principal amount of Cdn.$3.847.

- On January 7, 2005, the underwriters of the Company's Initial Public Offering exercised an overallotment option granted in connection with the initial public offering of IPSs. As part of the exercise of the overallotment option, the Company completed a subsequent issuance of 1,160,414 IPSs for gross proceeds of Cdn.$11,604,140.

- On October 25, 2005, the Company issued 3,100,000 IPSs on a private placement basis for gross proceeds of $37,200,000.

- On June 14, 2006 a further 4,900,000 IPS were issued pursuant to a bought deal offering for gross proceeds of $60,025,000.

9. Consolidated Capitalization

There has been no material change in the outstanding share and loan capital of the Company, on a consolidated basis, since the date of the Company's unaudited consolidated financial statements for the three and nine months ended March 31, 2007. Following the take-up of Notes by the Company under the Exchange Offer, the Company's share capital will be increased by the number of Common Shares issued to Noteholders pursuant to the Exchange Offer and the Company's loan capital will be reduced by the principal amount of Notes taken up.

10. Interest of Directors and Officers and Transactions and Arrangements Concerning its Securities

Interest of Directors and Officers. Except as set forth in the Offer, neither the Company nor, to the Company's knowledge, any of its officers or directors or any of the officers or directors of its subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except as disclosed herein, none of the Company or its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time may consider various acquisition or divestiture opportunities), any material change in its present Board of Directors or management (other than as described under "Reasons for the Offer" and other than the resignation of David White, the Company's Chief Operating Officer, on May 31, 2007), any change in its indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its articles or by-laws, or any actions similar to any of the foregoing.

Ownership of the Securities of the Company. To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at July 30, 2007 except as otherwise indicated, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and senior officer of the Company and their respective associates, each person or company who beneficially owns or exercises control or direction over more than 10% of any class of equity securities of the Company, and each person acting jointly or in concert with the Company.

Name	Relationship with Company	No. of IPSs	% of Outstanding IPSs	No. of Common Shares (including Common Shares comprising IPSs held)	Principal Amount of Notes comprising IPSs held
IRVING GERSTEIN	Director	17,000	.08%	17,000	$65,399
GEORGE ROSSI	Director	30,000	.14%	30,000	$115,410
DAVID SCOPELLITI	Director	--	--	--	--
ROBERT REILLY	Director	1,500	.007%	1,500	$5,771
VICTOR WELLS	Director	--	--	--	--
KENNETH B. NEEDLER	Director	--	--	--	--
DENIS GALLAGHER	Director, Chairman and Chief Executive Officer	11,000	.05%	11,000	$42,317
PATRICK J. WALKER	Chief Financial Officer	--	--	--	--
CHRISTOPHER J. HARWOOD	Vice President, Finance	1,500	.007%	1,500	$5,771
ROBERT BYRNE	Corporate Secretary	3,000	.014%	3,000	$11,541

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC[1]	10% Holder	2,000,000	9.7%	3,867,500	$7,694,000
SENTRY SELECT CAPITAL CORP.[1]	10% Holder	2,889,400	13.96%	2,889,400	$11,115,522

[1] Holdings are based on information filed publicly by the holder.

11. Significant Acquisitions

STA has not completed, within 75 days prior to the date of this Exchange Offer, any acquisition that would constitute a "significant acquisition" for the purposes of Part 8 of National Instrument 51-102 – *Continuous Disclosure Obligations*.

12. Acceptance of Offer and Arrangements with Noteholders

To the knowledge of the Company and its directors and senior officers, after reasonable inquiry, each of the directors and senior officers intend to deposit all of their Notes under the Offer.

13. Commitments to Acquire Notes

STA has no commitments to purchase Notes, other than pursuant to the Offer and pursuant to its normal course issuer bid. To the knowledge of the Company, after reasonable inquiry, no person or company named under "Interest of Directors and Officers and Arrangements Concerning its Securities – Ownership of the Securities of the Company" has any commitment to acquire any securities of STA.

14. Benefits from the Offer

No person or company named under "Interest of Directors and Officers and Transactions and Arrangements Concerning its Securities" will receive any direct or indirect benefit from accepting or refusing to accept the Offer.

15. Material Changes in the Affairs of the Company

Except as described or referred to herein, including under "Reasons for the Offer", the directors and officers of the Company are not currently aware of any plans or proposals for material changes in the affairs of the Company, or of any material changes that have occurred since March 31, 2007, the date of the most recent consolidated financial statements of the Company, other than have been publicly disclosed.

16. Going Private Transaction

The Offer does not constitute, and, to the best of the knowledge of the Board of Directors is not intended to be followed by, a going private transaction.

17. Exemption from Formal Valuation Requirements

The Company is exempt from the securities law requirements to include a formal valuation in the Offer, as the Offer is for securities that are not equity securities and that are not, directly or indirectly, convertible into equity securities.

18. Prior Valuations

To the knowledge of the directors and officers of STA, no "prior valuations" (as defined in OSC Rule 61-501) regarding the Company have been prepared within the two years preceding the date hereof.

An opinion in respect of the fair market value of the Notes was provided to the Company by a third party in connection with the private placement by the Company of IPSs on October 25, 2005. The opinion determined that the fair market value of the principal amount of Notes comprising an IPS was $3.847.

An opinion in respect of the fair market value of the Notes was provided to the Company by a third party in connection with the offering by the Company of IPSs on June 14, 2006. The opinion determined that the fair market value of the principal amount of Notes comprising an IPS was $3.847.

The opinions described above are subject to various assumptions and qualifications.

19. Income Tax Consequences

In the opinion of Goodmans LLP, Canadian counsel to the Company, the following is, at the date hereof, a summary of the material Canadian federal income tax considerations applicable to Noteholders who dispose of their Notes pursuant to the Exchange Offer and who, for purposes of the Tax Act and at all relevant times, hold their Notes and will hold any Common Shares as capital property and deal at arm's length with, are not affiliated with the Company and for whom the Company is not a "foreign affiliate". Generally, the Notes and Common Shares will be considered to be capital property to a holder thereof provided such securities are not held in the course of carrying on a business of buying and selling securities and such securities are not acquired in a transaction considered to be an adventure in the nature of trade. A Canadian resident holder of Notes or Common Shares may in certain circumstances make an irrevocable election under subsection 39(4) of the Tax Act to have his or her Notes or Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of election and in all subsequent taxation years deemed to be capital property.

This summary is not applicable to a Noteholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Noteholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based on the facts set out in this Exchange Offer and the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the current published administrative policies and assessment practices of the Canada Revenue Agency ("CRA"). This summary also takes into account all proposed amendments to the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this Exchange Offer ("Tax Proposals"). There can be no assurance that any such Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies or assessment practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed as, legal or tax advice to any particular Noteholder. Accordingly, Noteholders are encouraged to consult their own tax advisors as to the tax consequences of disposing of their Notes pursuant to the Exchange Offer, and acquiring, holding and disposing of Common Shares, having regard to their particular circumstances.

Noteholders Resident in Canada

The following portion of this summary is applicable to a Noteholder who, for the purposes of the Tax Act and any applicable income tax convention, is or is deemed to be a Canadian resident at all relevant times.

Interest

On a disposition or deemed disposition of the Notes, a Noteholder will generally be required to include in computing its income for the taxation year in which the disposition occurs, the amount of interest accrued on the Notes from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in computing the Noteholder's income for that year or a preceding taxation year.

Disposition of Notes

A Noteholder who disposes of his or her Notes for Common Shares will be considered to have disposed of such Notes for proceeds of disposition equal to the fair market value of the Common Shares acquired by the Noteholder on the disposition. As a result, a Noteholder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any amount included in computing the Noteholder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Notes. The adjusted cost base of such Notes is equal to the fair market value thereof determined as at the time of acquisition. The Common Share and Note represented by an IPS are separate properties. Accordingly a Noteholder must allocate the price paid for an IPS on a reasonable basis between the Common Share and Note in order to determine their respective cost to the Noteholder for purposes determining the amount of any such capital gain (or capital loss) for purposes of the Tax Act.

The cost to a Noteholder of Common Shares acquired as a result of the disposition of the Notes will be equal to the fair market value of the Common Shares at the time of acquisition.

See the section entitled "Taxation of Capital Gains or Capital Losses" below.

Disposition of Common Shares

A disposition or deemed disposition of Common Shares will generally give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Shares immediately before the disposition. See "Taxation of Capital Gains or Capital Losses" below.

Dividends on Common Shares

Dividends received or deemed to be received by a holder on the Common Shares will be required to be included in computing the holder's income for purposes of the Tax Act. Dividends received or deemed to be received by a holder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. Such holder will be entitled to an enhanced gross-up and dividend tax credit mechanism in respect of "eligible dividends" received after 2005 from a taxable Canadian corporation, where these dividends have been designated as eligible dividends by the dividend paying corporation. Management has advised counsel that it generally anticipates to designate dividends paid to holders of Common Shares as eligible dividends. A holder that is a corporation generally will be entitled to deduct the amount of the dividend received or deemed to be received in computing its taxable income. A holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) will generally be liable under Part IV of the Tax Act to pay a refundable tax of $33^{1}/_{3}\%$ of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the holder's taxable income.

Taxation of Capital Gains or Capital Losses

A holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of $6^{2}/_{3}\%$ on taxable capital gains.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by certain holders may be reduced in certain circumstances by the amount of dividends received or deemed to have been received by it on such shares to the extent and in the circumstances prescribed by the Tax Act.

Alternative Minimum Tax

Individuals and certain trusts that receive or are deemed to receive taxable dividends on Common Shares, or realize a capital gain on the disposition or deemed disposition of the Notes or Common Shares may realize an increase in their liability for alternative minimum tax.

Qualified Investments

The Common Shares issued pursuant to this Exchange Offer will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided the Common Shares are listed on the TSX.

Noteholders Not Resident in Canada

The following portion of the summary is applicable to Noteholders who, for purposes of the Tax Act or any applicable income tax convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Notes or will hold Common Shares in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Notes

Any capital gain resulting from the disposition of a Note by a Non-Resident Holder pursuant to the Exchange Offer, and any interest accrued on the Note from the date of the last interest payment to such date of disposition, generally will not be subject to tax under the Tax Act.

Disposition of Common Shares

A Non-Resident Holder will not be subject to capital gains tax under the Tax Act on the disposition of Common Shares pursuant to the Exchange Offer or a disposition of Notes unless the Common Shares constitute "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act and the holder is not entitled to relief under an applicable income tax convention.

Common Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a designated stock exchange (which includes the TSX), and the holder, alone or together with persons with whom such holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series of shares in the capital of the Company at any time during the five year period immediately preceding the particular time.

Dividends on Common Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Common Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention.

20. Legal Matters and Regulatory Approvals

STA is not aware of any license or regulatory permit that is material to the Company's business that might be adversely affected by the Company's acquisition of Notes pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Notes by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. STA cannot predict whether it may determine that it must delay the acceptance for payment of Notes deposited pursuant to the Offer pending the outcome of any such matter.

There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business.

The Company's obligations under the Offer to take up and pay for Notes are subject to certain conditions. See Section 4 of the Offer to Purchase — "Certain Conditions of the Offer".

21. Depositary

STA has appointed Computershare Investor Services Inc. to act as a depositary in order to, among other things, act as agent for the depositing Noteholders, ensuring the transmittal of Common Shares, in satisfaction of the Exchange Price, to the appropriate account maintained by the depositing Noteholders at the book-entry transfer facility. The Depositary may contact Noteholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Noteholders to forward materials relating to the Offer to beneficial owners.

22. Fees and Expenses

The Dealer Manager has acted as financial adviser to STA in connection with the Offer and has also been engaged to act as dealer manager in connection with the Offer. The Dealer Manager will receive a fee from STA in payment for services rendered as financial adviser to STA. The Dealer Manager has rendered various investment banking and other services to the Company in the past and may continue to render such services in the future, for which it has received, and may continue to receive, customary compensation from the Company. In the ordinary course of its trading and brokerage activities, the Dealer Manager and its affiliates may hold long or short positions, for their own accounts or for those of their customers, in securities of STA.

The Dealer Manager may undertake to form a Soliciting Dealer Group, comprising members of the Investment Dealer Association of Canada and members of the TSX and the TSX Venture Exchange, to solicit acceptances of the Offer from retail holders of Notes resident in Canada. Each member of the Soliciting Dealer Group, including Wellington West Capital Markets Inc., is referred to herein as a "Soliciting Dealer". The Company has also agreed to pay each Soliciting Dealer a fee of $0.04 for each $3.847 principal amount of Notes that their firm tenders under the Offer as determined by the Depositary, which is beneficially held by a retail Noteholder, and acquired by the Company under the Offer. For greater certainty, no fee will be paid to Soliciting Dealers in respect of Notes tendered under the Offer by such dealers on behalf of institutional Noteholders. The minimum and maximum amounts payable to a Soliciting Dealer with respect to any single beneficial Noteholder will be $15 and $1,000, respectively. No fees shall be payable in respect of deposit of fewer than $1,000 principal amount of Notes or 260 IPSs.

The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial securities laws. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. STA is expected to incur expenses of approximately $500,000 in connection with the Offer, which includes filing fees, listing fees, advisory fees, legal, accounting, translation, depositary and printing fees.

23. Interest of Experts

Certain matters relating to the Offer will be passed upon by Goodmans LLP on behalf of the Company. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Exchange Offer or in a document that is specifically incorporated by reference into this Exchange Offer as having prepared or certified a part of this Exchange Offer has received or shall receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the partners and associates of the foregoing firm beneficially own, directly or indirectly, less than one percent of the securities of the Company and its associates and affiliates. In addition, none of the aforementioned persons or companies, nor any director, partner, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a trustee, officer or employee of the Company or of any associates or affiliates of the Company.

24. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Noteholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Noteholders. However, these rights must be exercised within prescribed time limits. Noteholders should refer to the applicable provisions of the securities legislation of their province for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

July 30, 2007

The Board of Directors of each of Student Transportation of America Ltd. and Student Transportation of America ULC (collectively, the "Company") have approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated July 30, 2007 and the sending, communicating or delivery thereof to Noteholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Notes of the Company within the meaning of the *Securities Act* (Quebec).

(Signed) DENIS GALLAGHER Chief Executive Officer	(Signed) PATRICK WALKER Chief Financial Officer

On behalf of the Board of Directors:

(Signed) IRVING GERSTEIN Director	(Signed) GEORGE ROSSI Director

AUDITORS' CONSENT

We have read the circular of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC") dated July 30, 2007 relating to the offer to exchange 14% subordinated notes of STA ULC that are properly deposited pursuant to the terms of the Offer for common shares of STA Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report dated September 19, 2006, to the shareholders of STA Ltd. on the consolidated balance sheet of STA Ltd., as at June 30, 2006 and 2005 and the consolidated statements of operations and accumulated deficit and cash flows for the year ended June 30, 2006 and for the period from December 21, 2004 to June 30, 2005.

Our report is dated September 19, 2006

MetroPark, New Jersey
July 30, 2007

(Signed) ERNST & YOUNG LLP
Certified Public Accountants

CONSENT OF GOODMANS LLP

To: The board of directors of Student Transportation of America Ltd. and the board of directors of Student Transportation of America ULC

We consent to the inclusion of our name in the section titled "Income Tax Consequences" in the Circular dated July 30, 2007 of Student Transportation of America Ltd. and Student Transportation of America ULC in connection with their offer to the holders of Notes, and the reference to our opinion contained therein.

July 30, 2007

(Signed) Goodmans LLP

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier:
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, ON M5H 1J8

Contact: Scott Larin
Telephone: (416) 642-1900

Any questions or requests for assistance may be directed to the Depositary or the Dealer Manager at their respective addresses and telephone numbers listed on this page. Noteholders also may contact their broker commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase and the Letter of Acceptance and Transmittal may be obtained from the Depositary.

SCHEDULE 'A' - FORM OF LETTER OF ACCEPTANCE AND TRANSMITTAL

The terms, conditions and definitions used in the Offer to Purchase and the Circular of Student Transportation of America Ltd. and Student Transportation of America ULC dated July 30, 2007 (and any amendments thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for

14% SUBORDINATED NOTES OF
STUDENT TRANSPORTATION OF AMERICA ULC

Pursuant to an Exchange Offer dated July 30, 2007 made by

STUDENT TRANSPORTATION OF AMERICA LTD.
and
STUDENT TRANSPORTATION OF AMERICA ULC

for the 14% Subordinated Notes of STA ULC at an Exchange Price of 0.67 of a Common Share of STA Ltd. per $3.847 principal amount of Subordinated Notes

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON TUESDAY, SEPTEMBER 4, 2007 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

Each Noteholder, who, through a CDS participant, accepts the offer (the "Offer") made by Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC") (together, the "Company") dated July 30, 2007 to exchange all the outstanding 14% subordinated notes of STA ULC (the "Notes") at a rate of 0.67 of a common share of STA Ltd. ("Common Shares") per Cdn.$3.847 principal amount of Notes (the "Exchange Price") through a book-entry transfer of such holder's Notes into the Depositary's account with CDS, will be deemed to have accepted the Offer with respect to the Notes so deposited and to be bound by the terms thereof (including the terms set forth in this Letter of Acceptance and Transmittal) and the delivery of Notes to the Depositary by means of a book-entry transfer will constitute a valid deposit under and in accordance with the terms of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase and accompanying Circular of the Company dated July 30, 2007 (and any amendment thereto) (collectively herein, the "Offer and Circular") shall have the meanings set out in the Offer to Purchase and Circular.

TO: **STUDENT TRANSPORTATION OF AMERICA LTD.**
AND TO: **STUDENT TRANSPORTATION OF AMERICA ULC**
AND TO: Computershare Investor Services Inc., as depositary (the "**Depositary**")

Upon the terms and conditions contained in the Offer, CDS hereby tenders to, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to such principal amount of Notes (including Notes represented by Income Participating Securities) (the "Deposited Notes") as are validly tendered to the Offer and not withdrawn prior to the Expiration Date and which are currently held in the book-entry only system maintained by CDS as set out on the final page of this Letter of Acceptance and Transmittal.

The undersigned, on behalf of the depositing Noteholders:

1. acknowledges receipt of the Offer and Circular and acknowledges the terms and conditions of the Offer set forth therein;

2. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Company all right, title and interest in and to the Deposited Notes, including any and all rights and benefits arising from the Deposited Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from 5:00 p.m. (Toronto time) on Tuesday, September 4, 2007 or such other date to which the Offer may be extended or varied as provided in Section 5 of the Offer to Purchase, "Extension and Variation of the Offer", unless the Offer is withdrawn by the Company;

3. represents and warrants that, (i) the undersigned, on behalf of depositing Noteholders, has full power and authority to deposit, sell, assign and transfer the Deposited Notes, (ii) the undersigned, on behalf of depositing Noteholders, owns the Deposited Notes, free and clear of any Encumbrances, and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Deposited Notes to any other Person, (iii) is not a U.S. Person as such term is defined in Rule 902(a) of Regulation S of the United States Securities Act of 1933, as amended, (iv) the deposit of such Deposited Notes complies with applicable Canadian securities laws, and (v) if and when such Deposited Notes are taken up by the Company, the Company will acquire good title thereto, free and clear of any Encumbrances;

4. directs the Company and the Depositary, upon the Company taking up and paying for the Deposited Notes, to issue Common Shares by way of (i) increasing the number of Common Shares represented by the existing global certificate representing Common Shares to account for the Common Shares being issued in exchange for such Deposited Notes, (ii) issuing an additional certificate representing the Common Shares being issued in exchange for such Deposited Notes to CDS for the account of the CDS Participants of the depositing Noteholders, or (iii) such other method or combination of methods as the Company may deem appropriate, in its sole discretion;

5. waives any right to receive notice of exchange of the Deposited Notes;

6. in addition, irrevocably constitutes and appoints the Company, and any other persons designated in writing by the Company, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of depositing Noteholders, with respect to the Deposited Notes deposited herewith and that are taken up by the Company (the "Purchased Notes"), including any and all rights and benefits arising from the Purchased Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from and after the time that such Purchased Notes are taken up by the Company, with full power of substitution, in the name of and on behalf of the undersigned and the depositing Noteholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record the transfer and/or cancellation of such Purchased Notes on the appropriate registers (as applicable) maintained by or on behalf of the Company;

   (b) to exercise any and all rights in respect of the Purchased Notes, including, without limitation, to vote any or all Purchased Notes, to execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Company in respect of any or all Purchased Notes, to revoke any such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Notes are taken up by the Company, to designate in such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any person or persons as the proxy of the undersigned, on behalf of the Depositing Noteholders, in respect of Purchased Notes, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Noteholders;

   (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the Depositing Noteholders, any and all cheques or other instruments representing any payment or distribution that may be payable to or to the order of, or endorsed in favour of, the undersigned, on behalf of the Depositing Noteholders, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the Depositing Noteholders, in respect of such payment or distribution for all purposes; and

   (d) to exercise any other rights of a holder of Purchased Notes;

7. agrees that if, on or after the date of the Offer, the Company should declare or pay any principal, interest (including accrued interest) or other distribution on the Notes or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Note that, in each case, is or are payable or distributable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes, then the amount of such distributions, payments, rights or interests relating to the Deposited Notes will be required to be received and held by CDS for the account of the Company and by depositing Notes under the Offer a depositing Noteholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.;

8. agrees that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the depositing Noteholders at any time with respect to the Deposited Notes (other than any authority granted herein or pursuant to or in connection with this Letter of Acceptance and Transmittal) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Notes unless the Deposited Notes are not taken up and paid for by the Company or are withdrawn in accordance with Section 3 of the Offer, "Withdrawal Rights";

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Notes to the Company;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the Depositing Noteholders herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the Depositing Noteholders, and that all obligations of the undersigned and of the Depositing Noteholders herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the Depositing Noteholders; and

11. by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Notes and accompanying documents deposited pursuant to the Offer will be determined by the Company in its sole discretion and that such determinations will be final and binding and acknowledges that (i) the Company reserves the absolute right to reject any and all deposits of Notes which the Company determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction, (ii) the Company reserves the absolute right to waive any defect or irregularity in the deposit of any Notes and any accompanying documents, (iii) there is no duty or obligation on the part of the Company or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit or withdrawal of Notes and no liability will be incurred by any of them for failure to give such notice, and (iv) the Company interpretation of the terms and conditions of the Offer (including the Offer and Circular and this Letter of Acceptance and Transmittal) will be final and binding. The Company reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer and Circular and this Letter of Acceptance and Transmittal.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier:
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, ON M5H 1J8

Contact: Scott Larin
Telephone: (416) 642-1900

Any questions or requests for assistance may be directed to the Depositary or the Dealer Manager at their respective addresses and telephone numbers listed on this page. Noteholders also may contact their broker commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase and the Letter of Acceptance and Transmittal may be obtained from the Depositary.

The terms, conditions and definitions used in the Offer to Purchase and the Circular of Student Transportation of America Ltd. and Student Transportation of America ULC dated July 30, 2007 (and any amendments thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for

14% SUBORDINATED NOTES OF
STUDENT TRANSPORTATION OF AMERICA ULC

Pursuant to an Exchange Offer dated July 30, 2007 made by

STUDENT TRANSPORTATION OF AMERICA LTD.
and
STUDENT TRANSPORTATION OF AMERICA ULC

for the 14% Subordinated Notes of STA ULC at an Exchange Price of 0.67 of a Common Share of STA Ltd. per $3.847 principal amount of Subordinated Notes

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON TUESDAY, SEPTEMBER 4, 2007 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

Each Noteholder, who, through a CDS participant, accepts the offer (the "Offer") made by Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC") (together, the "Company") dated July 30, 2007 to exchange all the outstanding 14% subordinated notes of STA ULC (the "Notes") at a rate of 0.67 of a common share of STA Ltd. ("Common Shares") per Cdn.$3.847 principal amount of Notes (the "Exchange Price") through a book-entry transfer of such holder's Notes into the Depositary's account with CDS, will be deemed to have accepted the Offer with respect to the Notes so deposited and to be bound by the terms thereof (including the terms set forth in this Letter of Acceptance and Transmittal) and the delivery of Notes to the Depositary by means of a book-entry transfer will constitute a valid deposit under and in accordance with the terms of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase and accompanying Circular of the Company dated July 30, 2007 (and any amendment thereto) (collectively herein, the "Offer and Circular") shall have the meanings set out in the Offer to Purchase and Circular.

TO: **STUDENT TRANSPORTATION OF AMERICA LTD.**
AND TO: **STUDENT TRANSPORTATION OF AMERICA ULC**
AND TO: Computershare Investor Services Inc., as depositary (the "**Depositary**")

Upon the terms and conditions contained in the Offer, CDS hereby tenders to, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to such principal amount of Notes (including Notes represented by Income Participating Securities) (the "Deposited Notes") as are validly tendered to the Offer and not withdrawn prior to the Expiration Date and which are currently held in the book-entry only system maintained by CDS as set out on the final page of this Letter of Acceptance and Transmittal.

The undersigned, on behalf of the depositing Noteholders:

1. acknowledges receipt of the Offer and Circular and acknowledges the terms and conditions of the Offer set forth therein;

2. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Company all right, title and interest in and to the Deposited Notes, including any and all rights and benefits arising from the Deposited Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from 5:00 p.m. (Toronto time) on Tuesday, September 4, 2007 or such other date to which the Offer may be extended or varied as provided in Section 5 of the Offer to Purchase, "Extension and Variation of the Offer", unless the Offer is withdrawn by the Company;

3. represents and warrants that, (i) the undersigned, on behalf of depositing Noteholders, has full power and authority to deposit, sell, assign and transfer the Deposited Notes, (ii) the undersigned, on behalf of depositing Noteholders, owns the Deposited Notes, free and clear of any Encumbrances, and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Deposited Notes to any other Person, (iii) is not a U.S. Person as such term is defined in Rule 902(a) of Regulation S of the United States Securities Act of 1933, as amended, (iv) the deposit of such Deposited Notes complies with applicable Canadian securities laws, and (v) if and when such Deposited Notes are taken up by the Company, the Company will acquire good title thereto, free and clear of any Encumbrances;

4. directs the Company and the Depositary, upon the Company taking up and paying for the Deposited Notes, to issue Common Shares by way of (i) increasing the number of Common Shares represented by the existing global certificate representing Common Shares to account for the Common Shares being issued in exchange for such Deposited Notes, (ii) issuing an additional certificate representing the Common Shares being issued in exchange for such Deposited Notes to CDS for the account of the CDS Participants of the depositing Noteholders, or (iii) such other method or combination of methods as the Company may deem appropriate, in its sole discretion;

5. waives any right to receive notice of exchange of the Deposited Notes;

6. in addition, irrevocably constitutes and appoints the Company, and any other persons designated in writing by the Company, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of depositing Noteholders, with respect to the Deposited Notes deposited herewith and that are taken up by the Company (the "Purchased Notes"), including any and all rights and benefits arising from the Purchased Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from and after the time that such Purchased Notes are taken up by the Company, with full power of substitution, in the name of and on behalf of the undersigned and the depositing Noteholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record the transfer and/or cancellation of such Purchased Notes on the appropriate registers (as applicable) maintained by or on behalf of the Company;

   (b) to exercise any and all rights in respect of the Purchased Notes, including, without limitation, to vote any or all Purchased Notes, to execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Company in respect of any or all Purchased Notes, to revoke any such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Notes are taken up by the Company, to designate in such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any person or persons as the proxy of the undersigned, on behalf of the Depositing Noteholders, in respect of Purchased Notes, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Noteholders;

   (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the Depositing Noteholders, any and all cheques or other instruments representing any payment or distribution that may be payable to or to the order of, or endorsed in favour of, the undersigned, on behalf of the Depositing Noteholders, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the Depositing Noteholders, in respect of such payment or distribution for all purposes; and

   (d) to exercise any other rights of a holder of Purchased Notes;

7. agrees that if, on or after the date of the Offer, the Company should declare or pay any principal, interest (including accrued interest) or other distribution on the Notes or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Note that, in each case, is or are payable or distributable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes, then the amount of such distributions, payments, rights or interests relating to the Deposited Notes will be required to be received and held by CDS for the account of the Company and by depositing Notes under the Offer a depositing Noteholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.;

8. agrees that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the depositing Noteholders at any time with respect to the Deposited Notes (other than any authority granted herein or pursuant to or in connection with this Letter of Acceptance and Transmittal) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Notes unless the Deposited Notes are not taken up and paid for by the Company or are withdrawn in accordance with Section 3 of the Offer, "Withdrawal Rights";

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Notes to the Company;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the Depositing Noteholders herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the Depositing Noteholders, and that all obligations of the undersigned and of the Depositing Noteholders herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the Depositing Noteholders; and

11. by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Notes and accompanying documents deposited pursuant to the Offer will be determined by the Company in its sole discretion and that such determinations will be final and binding and acknowledges that (i) the Company reserves the absolute right to reject any and all deposits of Notes which the Company determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction, (ii) the Company reserves the absolute right to waive any defect or irregularity in the deposit of any Notes and any accompanying documents, (iii) there is no duty or obligation on the part of the Company or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit or withdrawal of Notes and no liability will be incurred by any of them for failure to give such notice, and (iv) the Company interpretation of the terms and conditions of the Offer (including the Offer and Circular and this Letter of Acceptance and Transmittal) will be final and binding. The Company reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer and Circular and this Letter of Acceptance and Transmittal.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier:
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, ON M5H 1J8

Contact: Scott Larin
Telephone: (416) 642-1900

Any questions or requests for assistance may be directed to the Depositary or the Dealer Manager at their respective addresses and telephone numbers listed on this page. Noteholders also may contact their broker commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase and the Letter of Acceptance and Transmittal may be obtained from the Depositary.

Student Transportation of America Announces Exchange Offer

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – July 30, 2007 – Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.

- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;
- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

THE SECURITIES OFFERED PURSUANT TO THE EXCHANGE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO

SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE JULY 2007 DISTRIBUTION

Toronto, Ontario – July 20, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on August 15, 2007 to holders of record of IPSs at the close of business on July 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on August 15, 2007 to holders of record at the close of business on July 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from July 1 to July 31, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE JUNE 2007 DISTRIBUTION

Toronto, Ontario – June 20, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on July 16, 2007 to holders of record of IPSs at the close of business on June 29, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on July 16, 2007 to holders of record at the close of business on June 29, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from June 1 to June 30, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE MAY 2007 DISTRIBUTION

Toronto, Ontario – May 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on June 15, 2007 to holders of record of IPSs at the close of business on May 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on June 15, 2007 to holders of record at the close of business on May 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from May 1 to May 31, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended March 31, 2007. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective May 10, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs"). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One" common shares) at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common

shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchased for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowers the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would have come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at March 31, 2007.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the third quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the 2007 fiscal year third quarter ended March 31, 2007. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at March 31, 2007.

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. During the period from December 15, 2006 through March 31, 2007, the Company purchased for cancellation 56,000 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at March 31, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices filed with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to a private placement transaction with a syndicate of underwriters (the "Common Share Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.6% interest in STA Holdings as at March 31, 2007 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended March 31,				Nine Months Ended March 31,			
	2007		2006		2007		2006	
Revenues	$	49,248	$	39,933	$	122,302	$	95,135
Costs and expenses								
Cost of operations		34,598		27,348		90,253		68,168
General and administrative		4,210		3,559		12,342		9,248
Non-cash stock compensation		-		-		1,862		-
Depreciation expense		5,554		4,448		12,982		10,127
Amortization expense		1,667		1,544		4,992		4,565
Total operating expenses		46,029		36,899		122,431		92,108
Income (loss) from operations		3,219		3,034		(129)		3,027
Interest expense		3,880		3,258		12,015		9,714
Unrealized loss (gain) on derivative contracts		61		282		2,857		(2,174)
Other (income) expense, net		(369)		(4)		(636)		41
Loss before income taxes and minority interest		(353)	$	(502)		(14,365)	$	(4,554)
Recovery of income taxes		(145)		(140)		(5,671)		(1,612)
Minority interest		34		73		108		96
Net loss	$	(242)	$	(435)	$	(8,802)	$	(3,038)
Net loss per share	$	(0.01)	$	(0.03)	$	(0.42)	$	(0.21)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Growth

The Company closed one acquisition in late September 2005, two acquisitions in early November 2005, one acquisition in the beginning of March 2006 and four acquisitions (two during fiscal 2007) in the period from April 1, 2006 through March 31, 2007, including the

acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

The acquisition of PCI added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within the states of Illinois and Minnesota. The PCI purchase and sale agreement included contingent purchase price payment provisions related to (i) two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006 and (ii) the renewal of a contract existing prior to the close of the PCI acquisition by the former owner for services for the school year commencing in September 2006. This existing contract was not subsequently renewed by the former owner, and thus $4.6 million in initial contingent purchase price has been eliminated and the preliminary amounts recorded to goodwill and accrued liabilities were reversed. During the first few operating months of the current school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a recurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract adds approximately 180 vehicles to the Company's existing business in California. During the first few operating months of the current school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has been continually recruiting and training potential drivers during this period. While the driver shortage has improved, the Company continues to experience higher than originally anticipated driver wages resulting from the local market wage increase implemented at the beginning of the current school year. Further, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but continues to be a party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district are still seeking a parking and maintenance facility for the Riverside buses. In the meantime, the Company continues to outsource the maintenance of the Riverside buses resulting in higher than originally anticipated maintenance costs.

The remaining growth contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006 (excluding PCI and Riverside) continue to be in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside, management believes that both operations will still represent sound operations that will be accretive to the Company on an annualized basis.

Revenue for the first nine months of fiscal year 2007 reflected a $1.1 million reduction from expected amounts due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the current period. Approximately $1.0 million of this revenue reduction occurred at locations comprising the base business (excluding contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006). Except for the revenue decline resulting from the weather and strike days, the base business also continue to be in line with Company expectations. While the Company has historically recouped a majority of revenue deferrals

resulting from weather and strike days, and expects to recoup most of this current revenue decline during the fourth quarter, there is no assurance that we will get all of the revenue deferral back.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

Managed Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. Such managed services contracts require lower up front capital investment (as the school district maintains ownership of the fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, buses operated under managed services contracts account for approximately 7% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts. The reduction in the percentage of our fleet operated under managed contracts resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California where the school district took the transportation services back in-house effective December 31, 2006.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenues: Revenues for the third quarter of fiscal year 2007 were $49.2 million compared to $39.9 million for the third quarter of fiscal year 2006, representing an increase of $9.3 million, or 23.3%. The Company closed one acquisition in the beginning of March 2006 and four acquisitions (two during fiscal 2007) in the period from April 1, 2006 through March 31, 2007, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year third quarter includes a partial quarter of operations (one month) for the acquisition closed in the beginning of March 2006 and no operations for the four acquisitions that closed in the period from April 1, 2006 through March 31, 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back-in house effective December 31, 2006.

Revenue for the third quarter of fiscal year 2007 also reflected a $1.1 million reduction from expected amounts due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the current quarterly period. While the Company has historically recouped a majority of such revenue deferrals and expects to recoup most of this current revenue decline during the fourth quarter, there is no assurance that we will get all of the revenue deferral back. Revenue for the third quarter of fiscal year 2006 reflected a $0.2 million reduction due to inclement weather experienced in the Northeast U.S. during the prior year quarterly period.

The acquisitions and new bid-in contracts accounted for $11.2 million in new business growth, which was partially offset by a $1.9 million revenue reduction resulting from the five contracts not included in the results for the third quarter of fiscal year 2007. Additionally, the

current third quarter includes an incremental $0.9 million revenue reduction over the prior year third quarter due to weather and strike days. The remaining $0.9 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the third quarter of fiscal year 2007 was $34.6 million compared to $27.3 million for the third quarter of fiscal year 2006, an increase of $7.3 million or 26.5%. The acquisitions and new bid/conversion contracts accounted for $8.1 million of the total increase in cost of operations, which was partially offset by $1.3 million reduction resulting from the five contracts not included in the results for the third quarter of fiscal year 2007. The remaining $0.5 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased fuel expense and operating costs, partially offset by lower fringe benefits. Cost of fuel for the third quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.4 million higher than the third quarter of fiscal year 2006, and as a percentage of revenue increased to 8.7% for the third quarter of fiscal year 2007 from 7.6% for the third quarter of fiscal year 2006. This increase primarily relates to market prices of fuel. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.4 million to the counterparty under the fuel swap transaction during the third quarter of fiscal year 2007 relating to the recent decline in the market price of fuel. This payment has been reflected as fuel expense for the third quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the third quarter of fiscal year 2007. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, decreased $0.2 million, due primarily to lower employee medical insurance and the timing effect of lower workers compensation insurance accruals in the current interim period compared to the prior interim period, and increased as a percentage of revenue to 10.3% for the third quarter of fiscal year 2007 from 11.0% for the third quarter of fiscal year 2006. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, were flat to the prior year third quarter and decreased slightly as a percentage of revenue to 39.6% in the third quarter of fiscal year 2007 from 39.8% in the third quarter of fiscal year 2006.

General and Administrative Expense: General and administrative expense for the third quarter of fiscal year 2007 was $4.2 million compared to $3.6 million for the third quarter of fiscal year 2006, an increase of $0.6 million or 18.3%. As a percentage of revenues, total general and administrative expense decreased to 8.5% for the third quarter of fiscal year 2007 from 8.9% for the third quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.4 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the five contracts not included in the results for the third quarter of fiscal year 2007. The remaining $0.3 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages and facility costs.

Depreciation Expense: Depreciation expense for the third quarter of fiscal year 2007 was $5.6 million compared to $4.4 million for the third quarter of fiscal year 2006, an increase of $1.2

million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense increased slightly to 11.3% for the third quarter of fiscal year 2007 from 11.1% for the third quarter of fiscal year 2006.

Amortization Expense: Amortization expense for the third quarter of fiscal year 2007 was $1.7 million compared to $1.6 million for the third quarter of fiscal year 2006, an increase of $0.1 million. As a percentage of revenues, amortization expense declined to 3.4% for the third quarter of fiscal year 2007 from 3.9% for the third quarter of fiscal year 2006.

Income from Operations: Income from operations was $3.2 million for the third quarter of fiscal year 2007 compared to $3.0 million for the third quarter of fiscal year 2006, an increase of $0.2 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the third quarter of fiscal year 2007 was $3.9 million compared to $3.3 million for the third quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $28.9 million in the average level of outstanding debt, partially offset by a 200 basis point decline in interest rates for the third quarter of fiscal 2007 compared to the third quarter of fiscal 2006.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $61 thousand for the third quarter of fiscal year 2007 and $0.3 million for the third quarter of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the third quarter of fiscal year 2007 was $0.4 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $0.3 million for the third quarter of fiscal year 2007 compared to $0.5 million for the third quarter of fiscal year 2006, a decrease of $0.2 million. This decline resulted primarily from the $0.2 million increase in income from operation discussed above, the $0.2 million decline in unrealized loss on derivative contracts, and $0.4 million increase in other income, partially offset by the $0.6 million increase in interest expense.

Minority Interest: Minority interest for the third quarter of fiscal year 2007 and third quarter of fiscal year 2006 amounted to $34 thousand and $73 thousand, respectively.

Net Loss: Net loss for the third quarter of fiscal year 2007 amounted to $0.2 million, which includes a recovery of income taxes of $0.1 million. Net loss for the third quarter of fiscal year 2006 amounted to $0.4 million, and includes a recovery of income taxes of $0.1 million. Net loss per common share was $0.01 and $0.03 for the third quarter of fiscal year 2007 and the third quarter of fiscal year 2006, respectively.

Nine months Ended March 31, 2007 Compared to Nine months Ended March 31, 2006

Revenues: Revenues for the first nine months of fiscal year 2007 were $122.3 million compared to $95.1 million for the first nine months of fiscal year 2006, representing an increase of $27.2 million, or 28.6%. The Company closed one acquisition in late September 2005, two

acquisitions in early November 2005, one acquisition in the beginning of March 2006, and four acquisitions (two during fiscal 2007) in the period from April 1, 2006 through March 31, 2007, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the first nine months of the prior fiscal year includes only a partial period of operations for the September 2005 acquisition, two November 2005 acquisitions and March 2006 acquisition and no operations for the other four acquisitions and four new bid/conversion contracts. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back in house effective December 31, 2006.

Revenue for the first nine months of fiscal year 2007 also reflected a $1.1 million reduction from expected amounts due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the current period. While the Company has historically recouped a majority of such revenue deferrals and expects to recoup most of this current revenue decline during the fourth quarter, there is no assurance that we will get all of the revenue deferral back. Revenue for the first nine months of fiscal year 2006 reflected a $0.5 million reduction due to inclement weather experienced in the Northeast U.S. during the prior year period.

These acquisitions and new bid-in contracts accounted for $30.0 million in new business growth, which was partially offset by a $4.7 million revenue reduction resulting from the four contracts not included in the results for the first nine months of fiscal year 2007 and one managed services contract not included in the third quarter of fiscal year 2007. Additionally, the current period includes an incremental $0.6 million revenue reduction over the prior year period due to weather and strike days. The remaining $2.5 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the first nine months of fiscal year 2007 was $90.3 million compared to $68.2 million for the first nine months of fiscal year 2006, an increase of $22.1 million or 32.4%. The acquisitions and new bid/conversion contracts accounted for $22.4 million of the total increase in cost of operations, which was partially offset by $3.5 million reduction resulting from the four contracts not included in the results for the first nine months of fiscal year 2007 and one managed services contract not included in the third quarter of fiscal year 2007. The remaining $3.2 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, insurance, operating costs and maintenance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.6 million due primarily to higher driver's wages and operations wages, but decreased as a percentage of revenue to 41.8% in the first nine months of fiscal year 2007 from 42.0% in the first nine months of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.3 million, due primarily to higher employee medical insurance and higher workers compensation insurance accruals, and increased slightly as a percentage of revenue to 10.5% for the first nine months of fiscal year 2007 from 10.4% for the first nine months of fiscal year 2006. Cost of fuel for the first nine months of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.9 million higher than the first nine months of fiscal year 2006, and as a percentage of revenue increased to 8.5% for the first nine months of fiscal year 2007 from 7.7% for the first nine months of fiscal year 2006. This increase primarily relates to market prices of fuel, as fuel prices continued to climb throughout the 2006 fiscal year into the first few months of fiscal year 2007. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel

swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.9 million to the counterparty under the fuel swap transaction during the first nine months of fiscal year 2007 relating to the recent decline in the market price of fuel since mid September. This payment has been reflected as fuel expense for the first nine months of fiscal year 2007. Insurance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.4 million primarily due to the timing effect of higher insurance accruals in the current period. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.9 million due to the operating lease payments made during the first nine months of fiscal year 2007. Maintenance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.1 million primarily due to higher parts expense during the first nine months of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the first nine months of fiscal year 2007 was $12.3 million compared to $9.2 million for the first nine months of fiscal year 2006, an increase of $3.1 million or 33.5%. As a percentage of revenues, total general and administrative expense increased to 10.1% for the first nine months of fiscal year 2007 from 9.7% for the first nine months of fiscal year 2006. The acquisitions and new bid in contracts accounted for $1.4 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.3 million reduction resulting from the four contracts not included in the results for the first nine months of fiscal year 2007 and one managed services contract not included in the third quarter of fiscal year 2007. The remaining $2.0 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages, professional fees, travel expenses and facilities costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the first nine months of fiscal year 2007 was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP.

Depreciation Expense: Depreciation expense for the first nine months of fiscal year 2007 was $13.0 million compared to $10.1 million for the first nine months of fiscal year 2006, an increase of $2.9 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense remained flat at 10.6% for the first nine months of fiscal year 2007 compared to the first nine months of fiscal year 2006.

Amortization Expense: Amortization expense for the first nine months of fiscal year 2007 was $5.0 million compared to $4.6 million for the first nine months of fiscal year 2006, an increase of $0.4 million. As a percentage of revenues, amortization expense declined to 4.1% for the first nine months of fiscal year 2007 from 4.8% for the first nine months of fiscal year 2006.

Loss from Operations: Loss from operations was $0.1 million for the first nine months of fiscal year 2007 compared to a income from operations was $3.0 million for the first nine months of fiscal year 2006, an decrease of $3.1 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the first nine months of fiscal year 2007 was $12.0 million compared to $9.7 million for the first nine months of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $25.2 million in the average level of outstanding debt, combined with an increase of $0.3 million in amortization of deferred financing costs.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $2.9 million for the first nine months of fiscal year 2007 and unrealized gain on foreign currency exchange contracts of $2.2 million for the first nine months of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the first nine months of fiscal year 2007 was $0.6 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the first nine months of fiscal year 2006 totaled $41 thousand, primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $14.4 million for the first nine months of fiscal year 2007 compared to a loss of $4.6 million for the first nine months of fiscal year 2006, an increase of $9.8 million. This increased loss resulted primarily from the $5.0 million non cash increase in unrealized loss on derivative contracts, the $2.3 million increase in interest expense, and the $3.1 million increase in loss from operations items discussed above (which includes the $3.3 million increase in depreciation and amortization expense and the $1.9 million increase in non cash stock compensation).

Minority Interest: Minority interest for the first nine months of fiscal year 2007 and first nine months of fiscal year 2006 amounted to $108 thousand and $96 thousand, respectively.

Net Loss: Net loss for the first nine months of fiscal year 2007 amounted to $8.8 million, which includes a recovery of income taxes of $5.7 million. Net loss for the first nine months of fiscal year 2006 amounted to $3.0 million, and includes a recovery of income taxes of $1.6 million. Net loss per common share was $0.42 and $0.21 for the first nine months of fiscal year 2007 and the first nine months of fiscal year 2006, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, IPS distributions

are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its IPS distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first nine months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also has a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and

acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at March 31, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36% at March 31, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

On March 29, 2007, STA issued 3,010,000 common shares pursuant the Common Share Private Placement. The net proceeds of $16.2 million (after commissions and fees) were used entirely to pay down debt on the credit facility, including the temporary borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

During the first nine months of fiscal year 2007, net cash provided by operations totaled $2.0 million, which reflects an $8.0 million use of cash for net working capital. The Company's investing activities for the first nine months of fiscal year 2007 resulted in a use of cash of $20.4 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during the first nine months of fiscal year 2007, (ii) capital expenditures associated with the new bid-in contracts and additional new revenue contracts awarded to existing terminal locations of $10.0 million and (iii) $0.9 million in proceeds on sale of equipment. The Company's financing activities for the first nine months of fiscal year 2007 represented a source of cash of $14.8 million. Included in these financing activities were (i) $16.2 in net proceeds from the common share issuance completed on March 29, 2007, (ii) $35.0 million in gross proceeds from the Senior Note issuance, (iii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iv) $81.8 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $98.8 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal and accrued interest of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (iv) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (v) $8.1 million in dividend payments made during the first nine months of fiscal year 2007; (vi) $0.5 million in repurchases of IPSs pursuant to the normal course issuer bid and (vii) and $0.7 million in repayments on seller and other debt.

At March 31, 2007, debt outstanding under the Second Amended and Restated Credit Agreement and Note Purchase Agreement were $7.0 million and $35.0 million, respectively. The Company had approximately $66.9 million in borrowing available under the initial loan facilities of the Second Amended and Restated Credit Agreement (excluding the $50 million in additional commitments the Company may request under the Second Amended and Restated Credit Agreement). In addition, at March 31, 2007, outstanding debt included approximately $4.0

million in promissory notes due to former owners and equipment financing, and $77.6 million in Subordinated Notes and Separate Subordinated Notes. The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease, and the Company has recorded $0.5 million in operating lease expense for the first nine months of fiscal year 2007. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease.

We operate a fleet of approximately 4,500 vehicles as at March 31, 2007, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ending on June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $0.9 million to the counterparty under the fuel swap transaction during the first nine months of fiscal year 2007 relating to the recent decline in the market price of fuel. The fair value of the fuel hedge that is deferred and unrecognized at March 31, 2007 amounts to a loss of approximately $0.2 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year and exited another managed contract in California effective December 31, 2006. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract. In addition, the Company exited the managed contract in California after the school district opted to take the transportation services back in-house effective December 31, 2006.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of IPSs.

Cash Available for Distribution

Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Cash available for distribution may not be comparable to similar measures used by other companies or income trusts. Our cash available for distribution consists of (i) cash flow from operations adjusted for (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, and (c) cash interest expense, less (ii) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (iii) cash interest expense other than cash interest on the IPS Subordinated Notes, and (iv) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash Available for Distribution – reconciliation of cash flow from operations to cash available for distribution.

(in 000's, except per unit amounts)		Three Months Ended 3/31/07	Three Months Ended 3/31/06	Nine Months Ended 3/31/07	Nine Months Ended 3/31/06
Cash flows provided by operating activities		$ 7,729	$ 5,883	$ 2,046	$ 5,800
Adjustments:					
Changes in non-cash working capital items		(503)	(25)	7,980	3,549
Changes in other assets and liabilities		(105)	203	(471)	(218)
Non-operating cash flows		(333)	-	(463)	-
Cash interest expense		3,652	2,965	10,615	8,588
EBITDA		10,440	9,026	19,707	17,719
Less:					
Minority interest in cash flow of subsidiaries		(76)	(191)	(524)	(573)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,268)	(1,204)	(3,417)	(3,676)
Non-operating cash flows		333	-	463	-
Cash taxes paid		-	(32)	(89)	(179)
Maintenance capital expenditures, net		(78)	(169)	(978)	(4,996)
Cash Available for Distributions	US$	$ 9,351	$ 7,430	$ 15,162	$ 8,295
Cash Available for Distributions	**$Cdn**	**$ 11,169**	**$ 8,954**	**$ 18,050**	**$ 10,113**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,787	$ 2,138	$ 8,379	$ 5,991
Dividends on IPS common shares	$Cdn	2,879	$ 2,124	8,656	5,967
Dividends on common shares		140	-	140	-
Total Distributions	**$Cdn**	**$ 5,806**	**$ 4,262**	**$ 17,175**	**$ 11,958**

Cash available for distributions for the three and nine months ended March 31, 2007 is translated into Canadian dollars at weighted average rates of Cdn $1.1944 and $1.1905 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April, the Company extended the collar transaction another 6 months through January 2008 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows

via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the third quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. Payments related to these operating leases totaled $0.5 million for the first nine months of the 2007 fiscal year. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease. The Company has not recorded any operating lease expense in the first nine months of fiscal year 2007 for these 2007-2008 school year vehicles. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the third quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs are made in Canadian dollars. Cash available for distribution to IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions related to IPS units for the first nine months of the 2007 fiscal year, aggregated $14.3 million (Cdn $17.0 million). These distributions include dividends on the STA common stock component of the IPS units and interest payments on the Subordinated Notes component of the IPS units for both IPSs and IPSs that have been split by shareholders. Dividends on the common shares issued pursuant to the Common Share Private Placement on March 29, 2007 amounted to $0.1 million (Cdn $0.1 million). In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.5 million for the first nine months of the 2007 fiscal year.

Outstanding Share Data

As at March 31, 2007, the Company had 23,718,554 common shares issued and outstanding, of which 20,704,554 are represented by IPSs, 4,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 represent the common shares issued on March 29, 2007 pursuant to the common share only private placement. At May 9, 2007, the Company had 23,718,554 common shares issued and outstanding and 20,704,554 IPSs outstanding. Each IPS represents one common share of STA Ltd., and Cdn $3.847 principal amount of 14% Subordinated Notes.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks.

We are also exposed to changes in the market price of fuel in the ordinary course of business. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007	2nd Qtr 2007	3rd Qtr 2007
Revenues	$ 30,207	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116	$ 46,938	$ 49,248
Net loss	$ (2,090)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)	$ (2,414)	$ (242)
Net loss per share	$ (0.16)	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)	$ (0.12)	$ (0.01)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet

valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first nine months of the 2007 fiscal year.

Subsequent Events

On April 3, 2007, the Company extended its collar contracts from July 2008 through December 2008. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $ 1.10 and $1.174 to U.S. $1.00. These Collar Contracts cover Cdn $0.5 million of the monthly IPS distributions.

On April 10, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.1122 to US $1.00 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from January 2012 through March 2012.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements

contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The critical accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited financial statements for the year ended June 30, 2006. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. There have been no material changes to the critical accounting policies and estimated during the third quarter ended March 31, 2007.

Risk Factors

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses, regardless of any attempt to mitigate exposures to these operating expenses, or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

The Issuer and the Company are subject to a number of risks in addition to the foregoing. For a description of these risk factors reference should be made to the Company's Annual Information Form dated September 26, 2006, a copy of which can be obtained at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the three and nine months ended March 31, 2007

See Note #4 for summary consolidating financial information

Student Transportation of America Ltd.

Unaudited Consolidated Financial Statements

March 31, 2007

Contents

Student Transportation of America Ltd.
Unaudited Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at March 31, 2007	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 4,095	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $99 and $116 at March 31, 2007 and June 30, 2006, respectively	19,096	12,206
Inventory	1,746	1,584
Prepaid expenses	8,510	5,989
Other current assets (Note 8)	2,813	3,464
Total current assets	36,260	30,931
Other assets	7,618	7,935
Property and equipment, net	96,301	95,546
Foreign currency exchange contracts (Note 8)	1,279	3,976
Other intangible assets, net (Note 3)	48,221	51,658
Goodwill (Note 3)	71,548	64,133
Total assets	$ 261,227	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,883	$ 1,577
Accrued expenses and other current liabilities	14,024	12,426
Current portion of long-term debt	3,414	2,450
Total current liabilities	19,321	16,453
Long-term debt (Note 4)	120,181	106,931
Future income tax liability	26,869	32,540
Total liabilities	166,371	155,924
Commitments and contingencies		
Minority interest (Note 6)	2,116	7,419
Shareholders' equity		
Common shares (Note 5)	128,000	112,061
Accumulated deficit	(32,765)	(16,326)
Cumulative currency translation adjustments	(2,495)	(4,899)
Total shareholders' equity	92,740	90,836
Total liabilities and shareholders' equity	$ 261,227	$ 254,179

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Revenues	$ 49,248	$ 39,933	$ 122,302	$ 95,135
Costs and expenses:				
Cost of operations	34,598	27,348	90,253	68,168
General and administrative	4,210	3,559	12,342	9,248
Non-cash stock compensation	-	-	1,862	-
Depreciation expense	5,554	4,448	12,982	10,127
Amortization expense	1,667	1,544	4,992	4,565
Total operating expenses	46,029	36,899	122,431	92,108
Income (loss) from operations	3,219	3,034	(129)	3,027
Interest expense	3,880	3,258	12,015	9,714
Unrealized loss (gain) on derivatives	61	282	2,857	(2,174)
Other (income) expense , net	(369)	(4)	(636)	41
Loss before income taxes and minority interest	(353)	(502)	(14,365)	(4,554)
Recovery of income taxes	(145)	(140)	(5,671)	(1,612)
Minority interest	34	73	108	96
Net loss	(242)	(435)	(8,802)	(3,038)
Accumulated deficit- beginning of period	(29,922)	(11,295)	(16,326)	(5,550)
Dividends declared	(2,589)	(1,758)	(7,579)	(4,900)
Repurchase of common shares	(12)	-	(58)	-
Accumulated deficit - end of period	$ (32,765)	$ (13,488)	$ (32,765)	$ (13,488)
Weighted average number of shares outstanding	20,780,034	15,864,554	20,768,220	14,567,147
Basic and diluted net loss per common share	**$ (0.01)**	**$ (0.03)**	**$ (0.42)**	**$ (0.21)**

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Operating activities				
Net loss	$ (242)	$ (435)	$ (8,802)	$ (3,038)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Minority interest	34	73	108	96
Future income taxes	(145)	(140)	(5,671)	(1,612)
Unrealized loss (gain) on derivatives	61	282	2,857	(2,174)
Amortization of deferred financing costs	228	293	1,400	1,126
Non- cash stock compensation expense	-	-	1,862	-
(Gain) loss on disposal	(36)	(4)	(173)	41
Depreciation expense	5,554	4,448	12,982	10,127
Amortization expense	1,667	1,544	4,992	4,565
Changes in current assets and liabilities:				
Accounts receivable	(1,019)	(638)	(6,906)	(5,991)
Prepaid expenses, inventory and other current assets	114	(1,085)	(1,714)	(1,878)
Accounts payable	989	8	321	426
Accrued expenses and other current liabilities	419	1,740	319	3,894
Changes in other assets and liabilities	105	(203)	471	218
Net cash provided by operating activities	7,729	5,883	2,046	5,800
Investing activities				
Business acquisitions, net of cash acquired of $270 and $179 at March 31, 2007 and March 31, 2006, respectively	39	(5,478)	(10,284)	(23,440)
Purchases of property and equipment	(823)	(1,401)	(11,022)	(12,124)
Proceeds on sale of equipment	36	17	940	218
Net cash used in investing activities	(748)	(6,862)	(20,366)	(35,346)
Financing activities				
Private Placement offering of common shares, net of expenses (Note 5)	16,227	-	16,227	20,022
Private Placement offering of 14.0% Subordinated Notes	-	-	-	10,022
Repurchase of common shares, net of expenses	(150)	-	(346)	-
Redemption of 14% Subordinated Notes	(82)	-	(183)	-
Senior Secured Note issuance (Note 4)	-	-	35,000	-
Repurchase of Class B Series One common shares (Note 6)	-	-	(8,551)	-
Deferred financing costs	-	(96)	(1,590)	(1,028)
Common stock dividends	(2,556)	(1,946)	(8,058)	(5,352)
Borrowings on credit facility	13,372	15,380	81,813	65,689
Payments on credit facility	(30,424)	(8,919)	(98,750)	(56,469)
Repayments on seller debt and equipment financing	(271)	(108)	(715)	(366)
Net cash (used in) provided by financing activities	(3,884)	4,311	14,847	32,518
Effect of exchange rate changes on cash	(31)	-	(120)	-
Net increase (decrease) in cash and cash equivalents	3,066	3,332	(3,593)	2,972
Cash and cash equivalents at beginning of period	1,029	1,297	7,688	1,657
Cash and cash equivalents at end of period	$ 4,095	$ 4,629	$ 4,095	$ 4,629

See accompanying notes.

(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of $8,854, (Cdn $10,857). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B series one common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of STA Holdings, respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

(000's of U.S. Dollars, unless specified)

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at March 31, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. The Company purchased

(000's of U.S. Dollars, unless specified)

1. General (continued)

for cancellation 25,500 and 56,000 IPS's out of available cash for the three and nine months ended March 31, 2007, respectively (see Note 5).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 4). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 6). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 6).

On March 29, 2007, the Issuer sold 3,010,000 common shares pursuant to a private placement for total gross cash proceeds of $17.3 million (Cnd $20.0 million). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.56% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2006 audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to match the vehicle's usage. These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2006.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. The first six months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.8 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Property and equipment	$ 3,704
Intangible assets	1,683
Subtotal	5,387
Goodwill	5,405
Total	$ 10,792

The purchase price consisted of $10.6 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during the year ended June 30, 2006 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada
- March 8, 2006 – Liftlock Coach Lines Limited and R. Bennett Bus Line Ltd., (together "Liftlock") located in Ontario, Canada
- April 18, 2006 – McCrillis Transportation Inc. located in Portsmouth, New Hampshire
- May 1, 2006 – Positive Connections, Inc. ("PCI"), located in Illinois and Minnesota

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $48.4 million. The allocation of the purchase price as presented in the following table, is preliminary with respect to certain of the acquisitions and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Current assets, less current liabilities	$ 1,517
Property and equipment	27,412
Intangible assets	8,984
Future income taxes	(8,206)
Subtotal	29,707
Goodwill	18,698
Total	$ 48,405

The purchase price consisted of $44.3 million in cash and $4.1 million in the form of promissory notes. The PCI purchase and sale agreement includes a contingent purchase

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

price payment provision related to the award of two additional revenue contracts for services for the school year that commenced in September 2006. The estimate of this contingent payment has been included in the preliminary purchase price and been reflected as a component of seller debt in the June 30, 2006 balance sheet. The contingent purchase price payment will be based on the final results of these two revenue contracts for the 2006-2007 school year that ends June 30, 2007.

Identifiable intangible assets consist of contract rights of $5.8 million that will be amortized over 21 to 23 years, covenants not to compete of $1.6 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $1.6 million with an indefinite life.

4. Debt

Second Amended and Restated Credit Agreement and Senior Secured Notes

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 6) and for general corporate purposes.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at March 31, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36 % at March 31, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense during the nine months ended March 31, 2007. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualified as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million was recorded as a gain during the nine months ended March 31, 2007.

On March 23, 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio from 4.6 to 4.8.

4. Debt (continued)

Subordinated Notes and Separate Subordinated Notes

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock, in March 2006 and Simcoe in July 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the period ended March 31, 2007 is as follows (000's):

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Total Consolidated Amounts
Revenue	$ -	$114,319	$7,983	$122,302
Loss from operations	-	(917)	788	(129)
Net loss	-	(9,114)	312	(8,802)
Current assets	-	35,716	544	36,260
Non-current assets	-	202,643	22,324	224,967
Current liabilities	-	18,332	989	19,321
Non-current liabilities (a)	77,659	69,235	156	147,050
Due to/from affiliated companies	(31,350)	10,430	20,920	-

(a) excludes minority interest and due to/from affiliated companies

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 25,500 and 56,000 IPS Units during the three and nine months ended March 31, 2007, respectively. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. As such, $0.2 million of Subordinated Notes (originally included as part of the IPS Units) have been redeemed as of March 31, 2007.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs and common shares as described above (see Note 1). Each IPS consists of one common share of STA and Cdn $3.847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 25,500 and 56,000 IPS Units during the three and nine months ended March 31, 2007, respectively. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.3 million.

As at March 31, 2007, 23,718,554 common shares are issued and outstanding, of which 20,704,554 are represented by IPS's, 4,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 are common shares issued through an equity only private placement completed March 29, 2007. As at March 31, 2006, 15,864,554 common shares were issued and outstanding, of which 15,863,554 were represented by

(000's of U.S. Dollars, unless specified)

5. Common Shares (continued)

IPS's and 1,000 were common shares related to IPS's that were split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the nine months ended March 31, 2007 and 2006 were calculated based on weighted average common shares outstanding of 20,768,220 and 14,567,147, respectively.

6. Minority Interest

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issues pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B – Series One common shares, the Company recorded an increase in goodwill of $2.4 million as at March 31, 2007.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at March 31, 2007 consists of the 345,697 Class B – Series Two common shares of STA Holdings issued and outstanding pursuant to the EIP. The outstanding Class B common shares represented a 1.4% and 4.5% interest in STA Holdings as at March 31, 2007 and June 30, 2006, respectively.

7. Stock Based Compensation

During the first quarter of the fiscal year, STA Holdings granted 290,073 Class B – Series Two common shares pursuant to the EIP that were fully vested on the grant date. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the nine months ended March 31, 2007 based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of restricted shares, 50,760 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants. As such, 239,313 restricted shares relating to these grants remain outstanding as at March 31, 2007.

8. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016.

Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
Apr 2007- Mar 2008	12	11.9	14.7	1.2275
Apr 2008- Mar 2009	12	11.9	14.7	1.2275
Apr 2009- Mar 2010	12	11.9	14.7	1.2278
Apr 2010- Mar 2011	12	12.7	14.7	1.1527
Apr 2011- Dec 2011	9	10.1	10.9	1.0859
		58.5	69.7	

(000's of U.S. Dollars, unless specified)

8. Foreign Currency Exchange Contracts (continued)

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00 through July 2008. STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $2.4 million and $5.3 million at March 31, 2007 and June 30, 2006, respectively, of which $1.1 million and $1.3 million is recorded in other current assets on the consolidated balance sheet at March 31, 2007 and June 30, 2006, respectively. The Forward Contracts have a notional amount of approximately $69.7 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

9. Fuel Hedge

During September 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market diesel fuel prices ("Fuel Hedge"). The Fuel Hedge fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for the ten month period ending June 30, 2007. The Fuel Hedge is designated as a cash flow hedge of the underlying exposure of increases in the market price of diesel fuel for a portion of the Company's forecasted purchases during this time period. Because of the high correlation between the heating oil hedge instrument and the underlying exposure of diesel fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying diesel fuel purchases.

The Company assesses hedge effectiveness on a cumulative-dollar-offset-basis by comparing the overall changes in the expected cash flows on the heating oil swap contract with the changes in the expected cash flows on the forecasted diesel fuel purchases. As at March 31, 2007 the fuel hedge is highly effective and changes in fair value of the hedge are deferred and will be recognized in income as the hedged transactions occur. The fair value of the Fuel Hedge that is deferred and unrecognized at March 31, 2007 amounts to a loss of approximately $0.2 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

(000's of U.S. Dollars, unless specified)

10. Supplemental Cash Flow Information

The Company paid $3.6 million and $10.5 million in interest for the three and nine months ended March 31, 2007, respectively. The Company paid $2.8 million and $8.4 million in interest for the three and nine months ended March 31, 2006, respectively. The Company paid $0.1 million in taxes for the nine months ended March 31, 2007. The Company paid $32 thousand and $0.2 million in taxes during the three and nine months ended March 31, 2006, respectively.

11. Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.1 million to Coast Cities during the nine months ended March 31, 2007.

12. Subsequent Events

On April 3, 2007, the Company extended its Collar Contracts from July 2008 through December 2008. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.10 and Cdn $1.174 to U.S. $1.00. These Collar Contracts cover Cdn $0.5 million of the monthly IPS distributions.

On April 10, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.1122 to US $1.00 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from January 2012 through March 2012.

STUDENT TRANSPORTATION REPORTS THIRD QUARTER RESULTS

Highlights:

- Revenue for the quarter was up 23% over the same period last year, to US $49 million.
- EBITDA* for the quarter was up 16 % over the same period last year to US $10.4 million, for a margin of 21.2% while net loss for the quarter improved to $0.2 million from $0.4 million for the same period last year.
- Completed first common share private placement offering raising C $20 million

Toronto, ON, May 10, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB.UN) today reported the financial results for its third quarter of fiscal year 2007, ended March 31, 2007. All financial results are reported in U.S. dollars, except as otherwise noted.

For the third quarter, revenue totalled $49.2 million, up from $39.9 million for the same period last year and EBITDA* rose to $10.4 million from $9.0 million in the same period in fiscal 2006.

STA's reported net loss for the three month period ended March 31, 2007 of $0.2 million or $0.01 per common share which includes $2.4 million of interest paid during the quarter to Unitholders on the subordinated notes portion of the IPS units.

For the quarter, the Company generated cash available for distributions* of C $11.1 million and paid out distributions of C $5.8 million. Net cash provided by operations amounted to $7.7 million for the three month period ended March 31, 2007. As stated previously, due to the seasonality of the business and schools not being in operation during the majority of the first quarter, the Company views distributable cash on an annualized basis.

"This was a good quarter for us resulting in double-digit growth of revenue and EBITDA compared to the same quarter last year as a result of our growth strategy of acquisitions, bids and conversions," said Denis J. Gallagher, Chairman and Chief Executive Officer. "During the quarter, we strengthened our balance sheet by paying down debt with the net proceeds of a completed C $20 million offering of our common shares."

The Company said revenue for the quarter was slightly less than anticipated by $1.1 million, and estimates a corresponding effect on EBITDA of approximately 50%, due to schools in several of STA's regions experiencing closures during the winter months due to poor weather conditions. An unexpected teachers' strike in Pennsylvania also resulted in two weeks of school closures in

that region. The Company stated higher costs associated with its Riverside California operation have continued and expect them to continue through the balance of the school year.

"Historically we get to recover most of the revenue caused by factors such as weather and teacher strikes, although it is not certain we will recoup the full amount. We are confident that the cost issues at Riverside will be resolved and continue to believe that this contract will contribute to the Company's long term growth," said Gallagher. "We are also pleased that our recently renewed insurance program came in with a lower fixed cost due to our outstanding safety performance. We also have agreed to extend our vehicle leasing program through fiscal year 2008 at approximately the same 6 per cent fixed rates for our replacement capital expenditures"

For the nine months ended March 31, 2007, revenue totalled $122.3 million, up from $95.1 million for the same nine month period last year and EBITDA* rose to $19.7 million from $17.7 million in the same nine month period in fiscal 2006. STA's reported net loss for the nine month period ended March 31, 2007 was $8.8 million or $0.42 per common share which includes $7.2 million of interest paid to Unitholders on the subordinated notes portion of the IPS units.

STA's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor web site www.sta-ips.com.

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss STA's performance for the third quarter of fiscal year 2007 at 10 a.m. (ET) on May 11, 2007. The call may be accessed at by dialing 1-866-838-4337 or 416-849-9305. The webcast will be subsequently archived at **www.sta-ips.com**. A taped rebroadcast will be available until 12 a.m. May 18, 2007 and can be accessed by dialing 416-915-1035 or 1-866-245-6755 and quoting passcode 247132#.

Profile

STA is neither a Trust nor a Partnership and each Income Participating Security ("IPS") Unitholder holds two separate securities consisting of one Canadian qualified common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs are listed on the Toronto Stock Exchange under the symbol STB.UN while the common shares and subordinated notes are listed separately under the symbols STB and STB.DB respectively.

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Reconciliation of Net Income and EBITDA
(in 000's of US$, except per unit amounts)

	Three Months Ended 3/31/07	Three Months Ended 3/31/06	Nine Months Ended 3/31/07	Nine Months Ended 3/31/06
Net income (loss)	$ (242)	$ (435)	$ (8,802)	$ (3,038)
Add back:				
Recovery of future taxes	(145)	(140)	(5,671)	(1,612)
Minority interest	34	73	108	96
Other (income) expense, net	(369)	(4)	(636)	41
Unrealized loss (gain) on derivative contracts	61	282	2,857	(2,174)
Non-cash stock compensation	-	-	1,862	-
Interest expense	3,880	3,258	12,015	9,714
Amortization expense	1,667	1,544	4,992	4,565
Depreciation expense	5,554	4,448	12,982	10,127
EBITDA	$ 10,440	$ 9,026	$ 19,707	$ 17,719

Reconciliation of Cash Flow from Operations and Cash Available for Distributions
(in 000's of US$, except per unit amounts)

		Three Months Ended 3/31/07	Three Months Ended 3/31/06	Nine Months Ended 3/31/07	Nine Months Ended 3/31/06
Cash flows provided by operating activities		$ 7,729	$ 5,883	$ 2,046	$ 5,800
Adjustments:					
Changes in non-cash working capital items		(503)	(25)	7,980	3,549
Changes in other assets and liabilities		(105)	203	(471)	(218)
Non-operating cash flows		(333)	-	(463)	-
Cash interest expense		3,652	2,965	10,615	8,588
EBITDA		10,440	9,026	19,707	17,719
Less:					
Minority interest in cash flow of subsidiaries		(76)	(191)	(524)	(573)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,268)	(1,204)	(3,417)	(3,676)
Non-operating cash flows		333	-	463	-
Cash taxes paid		-	(32)	(89)	(179)
Maintenance capital expenditures, net		(78)	(169)	(978)	(4,996)
Cash Available for Distributions	US$	$ 9,351	$ 7,430	$ 15,162	$ 8,295
Cash Available for Distributions	**$Cdn**	**$ 11,169**	**$ 8,954**	**$ 18,050**	**$ 10,113**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,787	$ 2,138	$ 8,379	$ 5,991
Dividends on IPS common shares	$Cdn	2,879	$ 2,124	8,656	5,967
Dividends on common shares		140	-	140	-
Total Distributions	**$Cdn**	**$ 5,806**	**$ 4,262**	**$ 17,175**	**$ 11,958**

*** Non-GAAP Measures**

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

STUDENT TRANSPORTATION TO HOLD THIRD QUARTER FISCAL 2007 RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – May 8, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB.UN) today announced it will hold a conference call and live audio webcast on Friday, May 11, 2007 at 10 a.m. (ET) to discuss its financial results for the third quarter of fiscal 2007 ended March 31, 2007.

A news release announcing Student Transportation's results will be issued prior to the call.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, David White, President and Chief Operating Officer and Patrick Walker, Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing 416-849-9305 or 1-866-838-4337. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Friday, May 18, 2007 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and quote the passcode 247132#.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

David A. White
President and Chief Operating Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Student Transportation of America

For Immediate Release

STUDENT TRANSPORTATION SWINGS INTO GEAR DRIVING FOR THE U.S. OPEN

Wall, NJ – May 2, 2007 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) announced that they will be one of the main providers of onsite shuttle transportation for the 107th U.S. Open golf championship to be played June 11-17 at the Oakmont Country Club located in Oakmont, PA.

Tournament officials expect between 35,000 and 50,000 people to attend the event each day. "Providing the onsite transportation for this historic golf tournament is a privilege and a testimony to our long standing relations with officials of the event. Given the large number of spectators attending this event, providing safe and timely transportation is our main goal," said Pete Pearson, Regional Vice President of Operations for STA.

STA will provide 70 vehicles from its operating terminals throughout Pennsylvania and the Oakmont area. "This is our fourth U.S. Open as part of STA. Our management team is experienced in large event transportation venues such as this having worked previous U.S. Open's while some of us were with Laidlaw," added Pearson.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar

expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE APRIL 2007 DISTRIBUTION

Toronto, Ontario – April 19, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on May 15, 2007 to holders of record of IPSs at the close of business on April 30, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on May 15, 2007 to holders of record at the close of business on April 30, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from April 1 to April 30, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com.**

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This FIRST AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT is dated as of March 23, 2007 (this *"Amendment"*), among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada, Inc., an Ontario Corporation (the *"Canadian Borrower"*), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and Harris N.A. (*"Harris"*), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrower, the guarantors party thereto (the *"Guarantors"*), the financial institutions listed on the signature pages thereof as Lenders and the Administrative Agent have heretofore entered into that certain Second Amended and Restated Credit Agreement, dated as of December 14, 2006 (as amended, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrower have asked the Lenders and the Administrative Agent to amend the Total Leverage Ratio and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 *Use of Defined Terms.* Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 Section 8.25 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

> *Section 8.25.* *Total Leverage Ratio.* STA Holdings shall not permit the Total Leverage Ratio as of the last day of each fiscal quarter of the Parent ending on or after the Closing Date to be more than 4.80 to 1.00.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Credit Agreement Representations. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, the Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower, the Canadian Borrower and STA Holdings of this Amendment are within the Borrower's, the Canadian Borrower's and STA Holdings' powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Borrower's, the Canadian Borrower's or STA Holdings' constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, the Canadian Borrower or STA Holdings; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, the Canadian Borrower's or STA Holdings' properties.

Section 3.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, the Canadian Borrower or STA Holdings of this Amendment.

Section 3.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, the Canadian Borrower and STA Holdings enforceable in accordance with its terms.

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1 Effectiveness. This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors, the Administrative Agent, and the Required Lenders.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1 Ratification of and References to the Credit Agreement. Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is

hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4. No Other Amendments. Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.5. Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.5 Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By ____________________
Name ____________________
Title ____________________

STUDENT TRANSPORTATION OF CANADA INC., as
Canadian Borrower

By ____________________
Name ____________________
Title ____________________

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION LC, as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOLBUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
JAMES O. SACKS, INC., as a Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
POSITIVE CONNECTIONS LEASING CORP., as a Guarantor
BYRD YEANY BUSING, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By ______________________
Name ______________________
Title ______________________

HARRIS N.A., as L/C Issuer and as
Administrative Agent

By [signature]

Name William Thomson

Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a
U.S. Lender

By ____________________

Name William Thomson

Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________________
Name Robert M. Reeg
Title Duly Authorized Signatory

CIBC INC., as a U.S. Lender

By ______________________

Name Dominic J. Sorresso

Title Executive Director

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By B. Ciallella

Name ______________________

Title ______________________

Ben Ciallella
Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ______________________________
Name Chint Kulkarni TIM THOMAS
Title Executive Director Managing Director

GE CANADA FINANCE HOLDING COMPANY, as a Canadian Lender

By [signature]
Name RICHARD ZENI
Title DULY AUTHORIZED SIGNATORY

RECEIVED
2007 NOV 14 P 2:41

Student Transportation of America Ltd.
Completes $20,016,500 Private Placement Offering

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

March 29, 2007, Toronto, Ontario - Student Transportation of America Ltd. ("STA") announced today that it has closed its previously-announced private placement for gross proceeds of $20,016,500. STA sold 3,010,000 common shares at a price of $6.65 per common share in a private placement through a syndicate of agents led by Wellington West Capital Markets Inc. and including CIBC World Markets Inc., BMO Capital Markets and Sprott Securities Inc.

The proceeds of the offering will be used to repay debt that was drawn down on a temporary basis to repurchase a portion of the outstanding class B common shares of Student Transportation of America Holdings, Inc. (which shares had an escalating dividend), and to repay debt incurred in connection with a recently completed acquisition.

THE SECURITIES OFFERED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE MARCH 2007 DISTRIBUTION

Toronto, Ontario – March 20, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on April 16, 2007 to holders of record of IPSs at the close of business on March 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from March 1 to March 31, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates this dividend to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE FEBRUARY 2007 DISTRIBUTION

Toronto, Ontario – February 19, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on March 15, 2007 to holders of record of IPSs at the close of business on February 28, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from February 1 to February 28, 2007, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity,

borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

SECOND AMENDED AND RESTATED
CREDIT AGREEMENT

DATED AS OF DECEMBER 14, 2006

AMONG

STUDENT TRANSPORTATION OF AMERICA, INC.,

STUDENT TRANSPORTATION OF CANADA INC.,

THE GUARANTORS PARTY HERETO,

THE LENDERS FROM TIME TO TIME PARTIES HERETO,

AND

HARRIS N.A.,
as Administrative Agent

BMO CAPITAL MARKETS,
as Lead Arranger,

GENERAL ELECTRIC CAPITAL CORPORATION,
as Syndication Agent

and

CANADIAN IMPERIAL BANK OF COMMERCE,
as Documentation Agent

2111726.01.12.B.doc
1543354

TABLE OF CONTENTS

Second Amended and Restated Credit Agreement

This Second Amended and Restated Credit Agreement is entered into as of December 14, 2006, by and among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada Inc., an Ontario corporation (the *"Canadian Borrower"*), Student Transportation of America Holdings, Inc. and its Subsidiaries from time to time party to this Agreement, as Guarantors, the several financial institutions from time to time party to this Agreement, as Lenders, and Harris N.A., as Administrative Agent as provided herein. All capitalized terms used herein without definition shall have the same meanings herein as such terms are defined in Section 5.1 hereof.

Preliminary Statement

The Borrower, the guarantors party thereto, the lenders party thereto and Harris N.A., as Administrative Agent, are parties to an Amended and Restated Credit Agreement dated as of July 29, 2005 (as amended, the *"Existing Credit Agreement"*).

The parties hereto desire to amend and restate the Existing Credit Agreement as provided in this Agreement subject to the terms and conditions set forth in Section 7 hereof.

Now, Therefore, in consideration of the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. The Credit Facilities.

Section 1.1. Revolving Credit Commitments. (a) Subject to the terms and conditions hereof, each U.S. Lender, by its acceptance hereof, severally agrees to make a loan or loans (individually a *"Revolving Loan"* and collectively the *"Revolving Loans"*) to the Borrower from time to time on a revolving basis up to the amount of such U.S. Lender's Revolving Credit Commitment, subject to any reductions thereof pursuant to Section 1.14, 9.2 or 9.3 hereof, before the Revolving Credit Termination Date. The sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations at any time outstanding shall not exceed the Revolving Credit Commitments in effect at such time. Each Borrowing of Revolving Loans shall be made ratably from the Lenders in proportion to their respective Revolver Percentages. As provided in Section 1.7(a) hereof, the Borrower may elect that each Borrowing of Revolving Loans be either Base Rate Loans or Eurodollar Loans. Revolving Loans may be repaid and the principal amount thereof reborrowed before the Revolving Credit Termination Date, subject to the terms and conditions hereof.

(b) Subject to the terms and conditions hereof, each Canadian Lender, by its acceptance hereof, severally agrees to make a loan or loans to the Canadian Borrower or accept and purchase Bankers' Acceptance from the Canadian Borrower (individually a *"Canadian Revolving Loan"* and collectively the *"Canadian Revolving Loans"*) from time to time on a

revolving basis in Canadian Dollars or U.S. Dollars in an aggregate outstanding Canadian Dollar Equivalent up to the amount of such Canadian Lender's Canadian Revolving Credit Commitment, subject to any reductions thereof pursuant to Section 1.14, 9.2 or 9.3 hereof, before the Revolving Credit Termination Date. The sum of the Canadian Dollar Equivalent of Canadian Revolving Loans and of Canadian L/C Obligations at any time outstanding shall not exceed the Canadian Revolving Credit Commitments in effect at such time. Each Borrowing of Canadian Revolving Loans shall be made ratably from the Canadian Lenders in proportion to their respective Canadian Revolver Percentages. The Canadian Borrower may elect that Canadian Revolving Loans be outstanding (i) if denominated in Canadian Dollars, as Canadian Prime Rate Loans or by way of Bankers' Acceptances and (ii) if denominated in U.S. Dollars, as Base Rate Loans or Eurodollar Loans. Canadian Revolving Loans may be repaid and the principal amount thereof reborrowed before the Revolving Credit Termination Date, subject to the terms and conditions hereof.

Section 1.2. Letters of Credit. (a) *General Terms.* Subject to the terms and conditions hereof, as part of the Revolving Credit, the L/C Issuer shall issue standby letters of credit (each a *"Letter of Credit"*) for the Borrower's account in an aggregate undrawn face amount up to the amount of the L/C Sublimit, *provided* that the aggregate L/C Obligations at any time outstanding shall not exceed the difference between the Revolving Credit Commitments in effect at such time and the sum of the aggregate principal amount of Revolving Loans and Swing Loans then outstanding. Notwithstanding anything herein to the contrary, those certain letters of credit issued for the account of the Borrower by the Administrative Agent and listed on Schedule 1.2 hereof (the *"Existing Letters of Credit"*) shall each constitute a *"Letter of Credit"* herein for all purposes of this Agreement with the Borrower as the applicant therefore, to the same extent, and with the same force and effect as if the Existing Letters of Credit had been issued under this Agreement at the request of the Borrower. Each Letter of Credit shall be issued by the L/C Issuer, but each U.S. Lender shall be obligated to reimburse the L/C Issuer for such Lender's Revolver Percentage of the amount of each drawing thereunder and, accordingly, each Letter of Credit shall constitute usage of the Revolving Credit Commitment of each Lender *pro rata* in an amount equal to its Revolver Percentage of the L/C Obligations then outstanding.

(b) *Applications.* At any time before the Revolving Credit Termination Date, the L/C Issuer shall, at the request of the Borrower, issue one or more Letters of Credit in U.S. Dollars, in a form satisfactory to the L/C Issuer, with expiration dates no later than the earlier of 12 months from the date of issuance (or be cancelable not later than 12 months from the date of issuance and each renewal) or the Revolving Credit Termination Date, in an aggregate face amount as set forth above, upon the receipt of an application duly executed by the Borrower for the relevant Letter of Credit in the form then customarily prescribed by the L/C Issuer for the Letter of Credit requested (each an *"Application"*). Notwithstanding anything contained in any Application to the contrary: (i) the Borrower shall pay fees in connection with each Letter of Credit as set forth in Section 2.1 hereof, (ii) except as otherwise provided in Section 1.10 hereof, before the acceleration of the Obligations pursuant to Section 9.2 or 9.3 hereof, the L/C Issuer will not call for the funding by the Borrower of any amount under a Letter of Credit before being presented with a drawing thereunder, and (iii) if the L/C Issuer is not timely reimbursed for the amount of any drawing under a Letter of Credit on the date such drawing is paid, the Borrower's obligation to reimburse the L/C Issuer for the amount of such drawing shall bear interest (which the

Borrower hereby promises to pay) from and after the date such drawing is paid at a rate per annum equal to the sum of 2% *plus* the Applicable Margin *plus* the Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed). If the L/C Issuer issues any Letter of Credit with an expiration date that is automatically extended unless the L/C Issuer gives notice that the expiration date will not so extend beyond its then scheduled expiration date, the L/C Issuer will give such notice of non-renewal before the time necessary to prevent such automatic extension if before such required notice date: (i) the expiration date of such Letter of Credit if so extended would be after the Revolving Credit Termination Date, (ii) the Revolving Credit Commitments have been terminated, or (iii) an Event of Default exists and the Administrative Agent, at the request or with the consent of the Required Lenders, has given the L/C Issuer instructions not to so permit the extension of the expiration date of such Letter of Credit. The L/C Issuer agrees to issue amendments to the Letter(s) of Credit increasing the amount, or extending the expiration date, thereof at the request of the Borrower subject to the conditions of Section 7 hereof and the other terms of this Section 1.2.

(c) *The Reimbursement Obligations.* Subject to Section 1.2(b) hereof, the obligation of the Borrower to reimburse the L/C Issuer for all drawings under a Letter of Credit (a "*Reimbursement Obligation*") shall be governed by the Application related to such Letter of Credit, except that reimbursement shall be made by no later than 12:00 Noon (Chicago time) (i) on the date when each drawing is paid, if the L/C Issuer provides notice to the Borrower by 10:00 a.m. (Chicago time) that it has made such a payment or (ii) by 12:00 Noon (Chicago time) on the next Business Day, if the L/C Issuer provides notice to the Borrower after 10:00 a.m. (Chicago time) that it has made such a payment, in each case, in immediately available funds at the Administrative Agent's principal office in Chicago, Illinois or such other office as the Administrative Agent may designate in writing to the Borrower (who shall thereafter cause to be distributed to the L/C Issuer such amount(s) in like funds). If the Borrower does not make any such reimbursement payment on the date due and the Participating Lenders fund their participations therein in the manner set forth in Section 1.2(d) below, then all payments thereafter received by the Administrative Agent in discharge of any of the relevant Reimbursement Obligations shall be distributed in accordance with Section 1.2(d) below.

(d) *The Participating Interests.* Each U.S. Lender (other than the U.S. Lender then acting as L/C Issuer in issuing Letters of Credit), by its acceptance hereof, severally agrees to purchase from the L/C Issuer, and the L/C Issuer hereby agrees to sell to each such Lender (a "*Participating Lender*"), an undivided percentage participating interest (a "*Participating Interest*"), to the extent of its Revolver Percentage, in each Letter of Credit issued by, and each Reimbursement Obligation owed to, the L/C Issuer. Upon any failure by the Borrower to pay any Reimbursement Obligation at the time required on the date the related drawing is paid, as set forth in Section 1.2(c) above, or if the L/C Issuer is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other Person any portion of any payment of any Reimbursement Obligation, each Participating Lender shall, not later than the Business Day it receives a certificate in the form of Exhibit A hereto from the L/C Issuer (with a copy to the Administrative Agent) to such effect, if such certificate is received before 1:00 p.m. (Chicago time), or not later than 1:00 p.m. (Chicago time) the following Business Day, if such certificate is received after such time, pay to the Administrative Agent for the account of the L/C

Issuer an amount equal to such Participating Lender's Revolver Percentage of such unpaid or recaptured Reimbursement Obligation together with interest on such amount accrued from the date the related payment was made by the L/C Issuer to the date of such payment by such Participating Lender at a rate per annum equal to: (i) from the date the related payment was made by the L/C Issuer to the date two (2) Business Days after payment by such Participating Lender is due hereunder, the Federal Funds Rate for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Participating Lender to the date such payment is made by such Participating Lender, the Base Rate in effect for each such day. Each such Participating Lender shall thereafter be entitled to receive its Revolver Percentage of each payment received in respect of the relevant Reimbursement Obligation and of interest paid thereon, with the L/C Issuer retaining its Revolver Percentage as a Lender hereunder.

The several obligations of the Participating Lenders to the L/C Issuer under this Section 1.2 shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment (other than payment in full) which any Participating Lender may have or have had against the Borrower, the L/C Issuer, the Administrative Agent, any Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of any Commitment of any Lender, and each payment by a Participating Lender under this Section 1.2 shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) *Indemnification.* The Participating Lenders shall, to the extent of their respective Revolver Percentages, indemnify the L/C Issuer (to the extent not reimbursed by the Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the L/C Issuer's gross negligence or willful misconduct) that the L/C Issuer may suffer or incur in connection with any Letter of Credit issued by it. The obligations of the Participating Lenders under this Section 1.2(e) and all other parts of this Section 1.2 shall survive termination of this Agreement and of all Applications, Letters of Credit, and all drafts and other documents presented in connection with drawings thereunder.

Section 1.3. Bankers' Acceptances. (a) *Procedures.* The Borrower shall notify the Administrative Agent of any Borrowing by way of Bankers' Acceptances in accordance with Section 1.6.

(i) To facilitate availment of the Borrowings by way of Bankers' Acceptances, the Canadian Borrower hereby authorizes and irrevocably appoints each Canadian Lender as its attorney to sign and endorse on its behalf (for the purpose of acceptance and purchase of Bankers' Acceptances pursuant to this Agreement), in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Canadian Lender, blank forms of Bankers' Acceptances (with, in such Canadian Lender's discretion, the inscription "This is a depository bill subject to the Depository Bills and Notes Act (Canada)"), (B) after the acceptance thereof by a Canadian Lender, to endorse on the Canadian Borrower's behalf, either manually or by facsimile or mechanical signature, such Bankers' Acceptances in favour of the applicable purchaser or

endorsee thereof including, in such Canadian Lender's discretion, such Canadian Lender or a "clearing house" (as defined in the Depository Bills and Notes Act (Canada)), (C) to deliver such Bankers' Acceptances to such purchaser or to deposit such Bankers' Acceptances with such clearing house and (D) to comply with the procedures and requirements established from time to time by such Canadian Lender or such clearing house in respect of the delivery, transfer and collection of bankers' acceptances and depository bills. In this respect, it is each Canadian Lender's responsibility to maintain an adequate supply of blank forms of Bankers' Acceptances for acceptance under this Agreement. The Canadian Borrower recognizes and agrees that all Bankers' Acceptances signed and/or endorsed on its behalf by a Canadian Lender shall bind the Canadian Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Canadian Borrower. Each Canadian Lender is hereby authorized (for the purpose of acceptance and purchase of Bankers' Acceptances pursuant to this Agreement) to issue such Bankers' Acceptances endorsed in blank in such face amounts as may be determined by such Canadian Lender; *provided* that the aggregate amount thereof is equal to the aggregate amount of Bankers' Acceptances required to be accepted and purchased by such Canadian Lender. No Canadian Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or willful misconduct of such Canadian Lender or its officers, employees, agents or representatives. On request by the Canadian Borrower, a Canadian Lender shall cancel all forms of Bankers' Acceptances which have been pre-signed or pre-endorsed by or on behalf of the Canadian Borrower and which are held by such Canadian Lender and have not yet been issued in accordance herewith. Each Canadian Lender shall maintain a record with respect to Bankers' Acceptances held by it in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at their respective maturities. Each Canadian Lender agrees to provide such records to the Canadian Borrower at the Canadian Borrower's expense upon request. The records of each Canadian Lender and such clearing houses shall, in the absence of manifest error, be conclusively binding on the Canadian Borrower.

(ii) Bankers' Acceptances shall be signed by a duly authorized officer or officers of the Canadian Borrower or by its attorneys, including its attorneys appointed pursuant to Section 1.3(a)(i) above. Notwithstanding that any person whose signature appears on any Bankers' Acceptance as a signatory for the Canadian Borrower may no longer be an authorized signatory for the Canadian Borrower at the date of issuance of a Bankers' Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance, and any such Bankers' Acceptance so signed shall be binding on the Canadian Borrower.

(iii) Promptly following receipt of a Notice of Borrowing or Notice of Continuation/Conversion in respect of a Borrowing by the Canadian Borrower by way of Bankers' Acceptances, the Administrative Agent shall advise the Canadian Lenders of the contents thereof and shall advise each Canadian Lender of the aggregate face amount of Bankers' Acceptances to be accepted by it, the terms thereof, and the BA Discount Proceeds in respect thereof. The aggregate face amount of Bankers' Acceptances to be

accepted by a Canadian Lender in respect of any Borrowing by way of Bankers' Acceptances shall be equal to such Canadian Lender's Canadian Revolver Percentage of the aggregate face amount of all Bankers' Acceptances to be accepted pursuant to such Borrowing, except that if the face amount of a Bankers' Acceptances which would otherwise be accepted by a Canadian Lender would not be CAN$100,000 or a larger multiple thereof, such face amount shall be increased or reduced by the Administrative Agent in its discretion to the nearest multiple of CAN$100,000.

(iv) Each Bankers' Acceptance to be accepted by a Canadian Lender shall be accepted at its Canadian Lending Office.

(v) On the date of each issuance of Bankers' Acceptances in accordance with this Section 1.3, each Canadian Lender shall purchase from the Canadian Borrower each Bankers' Acceptance accepted by it for a purchase price equal to the applicable BA Discount Proceeds determined on the basis of the Applicable BA Discount Rate, and (except to the extent such BA Discount Proceeds are being applied to repay maturing Bankers' Acceptances in accordance with Section 1.3(a)(ix) or Canadian Prime Rate Loans to be converted in accordance with Section 1.6) shall remit not later than 1:00 P.M. (Toronto time) in immediately available funds to the Administrative Agent for the account of the Canadian Borrower the BA Discount Proceeds so determined less the Acceptance Fee payable by the Canadian Borrower to such Lender under Section 1.3(c) in respect of such Bankers' Acceptances. Unless the Administrative Agent determines that any applicable condition specified in Section 7 has not been satisfied, the Administrative Agent will make the funds so received from the Canadian Lenders available to the Canadian Borrower.

(vi) Unless the Administrative Agent shall have received notice from a Canadian Lender prior to the date of any acceptance of any Bankers' Acceptance to be accepted by such Canadian Lender that such Lender will not make available to the Administrative Agent the BA Discount Proceeds (less the applicable Acceptance Fees) to be remitted by such Canadian Lender pursuant to clause (vi) above, the Administrative Agent may assume that such Canadian Lender has made such amount available to the Administrative Agent on the date of such acceptance in accordance with clause (vi) above and the Administrative Agent may, in reliance upon such assumption, make available to the Canadian Borrower on such date a corresponding amount. If and to the extent that such Canadian Lender shall not have so made such amount available to the Administrative Agent, such Canadian Lender and the Canadian Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to such Canadian Borrower until the date such amount is repaid to the Administrative Agent, at (i) if such amount is repaid by the Canadian Borrower, a rate per annum equal to the sum of the Applicable BA Discount Rate and the Applicable Margin applicable to the applicable Bankers' Acceptances (or, if higher, the rate determined by the Administrative Agent to be its cost of funds (which determination shall be conclusive absent manifest error)) and (ii) if such amount is repaid by such Canadian Lender, the rate determined by the Administrative Agent to be its cost of funds (which determination

shall be conclusive absent manifest error). If such Canadian Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute such Lender's payment of the purchase price for the applicable Bankers' Acceptances for purposes of this Agreement.

(vii) Each Canadian Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances accepted and purchased by it (it being understood that no holder thereof shall have any rights or obligations hereunder or under any of the other Loan Documents (other than its Bankers' Acceptances) unless any such holder is a Lender or becomes an assignee of a Lender and complies with Section 13.12).

(viii) The Canadian Borrower waives presentment for payment and any other defense to payment of any amounts then due to a Canadian Lender in respect of a Bankers' Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Canadian Lender in its own right, and the Canadian Borrower agrees not to claim any days of grace for the payment at maturity of Bankers' Acceptances (including Acceptance Notes).

(ix) At or before 10:00 a.m. (Toronto time) one Business Day before the BA Maturity Date of any Bankers' Acceptances, the Borrower shall give to the Administrative Agent a Notice of Conversion which notice shall specify either that the Canadian Borrower intends to repay the maturing Bankers' Acceptances on the applicable BA Maturity Date or that the Canadian Borrower intends to issue new Bankers' Acceptances on the applicable BA Maturity Date to provide for the payment of the maturing Bankers' Acceptances. If the Borrower fails to provide such notice to the Administrative Agent or the Canadian Borrower fails to repay the maturing Bankers' Acceptances on the applicable BA Maturity Date, or if an Event of Default has occurred and is continuing on such BA Maturity Date, the Canadian Borrower's obligations in respect of the maturing Bankers' Acceptances shall be deemed to have been converted on the BA Maturity Date thereof into a Canadian Prime Rate Loan in a principal amount equal to the full face amount of the maturing Bankers' Acceptance. On the BA Maturity Date of any Bankers' Acceptance being repaid by means of the issuance of new Bankers' Acceptances pursuant to this clause (ix) the Canadian Borrower shall pay to the Administrative Agent for the account of the applicable Canadian Lender an amount equal to the sum of (A) the Acceptance Fee payable in respect of such newly issued Bankers' Acceptance and (B) the excess of the face amount of such maturing Bankers' Acceptance over the BA Discount Proceeds in respect of such newly issued Bankers' Acceptance.

(b) *Maturity*. Each Bankers' Acceptance shall mature, and the face amount thereof shall be due and payable, on the BA Maturity Date specified in such Bankers' Acceptance. Any overdue amount of any Bankers' Acceptance shall bear interest, payable on demand, calculated as set forth in Section 1.11. Any payment of a maturing Bankers' Acceptance shall be made as provided in Section 3.1 (notwithstanding that a Canadian Lender or any other Person may be the holder thereof at maturity). Any such payment shall be made by deposit as provided in

Section 3.1 and shall satisfy the Canadian Borrower's obligations under the maturing Bankers' Acceptance to which it relates, and the Canadian Lender accepting and purchasing the applicable Bankers' Acceptance shall thereafter be solely responsible for the payment of such Bankers' Acceptance.

(c) *Acceptance Fee.* An Acceptance Fee shall be payable by the Canadian Borrower to each Canadian Lender in advance (in the manner specified under this Agreement) upon the issuance of a Bankers' Acceptance to be accepted by such Canadian Lender, calculated at the rate per annum equal to the Applicable Margin, such Acceptance Fee to be calculated on the face amount of such Bankers' Acceptance and to be computed on the basis of the number of days in the term of such Bankers' Acceptance.

(d) *Acceptance Notes.* (i) It is understood that from time to time certain Canadian Lenders may not be authorized to or may, as a matter of general corporate policy, elect not to accept Bankers' Acceptances (each, an *"Acceptance Note Lender"*); accordingly, any Acceptance Note Lender may instead purchase Acceptance Notes of the Canadian Borrower in accordance with the provisions of this Section 1.3(d) in lieu of accepting and purchasing Bankers' Acceptances for its account.

(i) In connection with any request by the Canadian Borrower for the creation of Bankers' Acceptances, the Canadian Borrower shall deliver to each Acceptance Note Lender non-interest bearing promissory notes (each, an *"Acceptance Note"*) of the Canadian Borrower, substantially in the form of Exhibit D-4, having the same maturity as the Bankers' Acceptances to be created and in an aggregate principal amount equal to the face amount of the Bankers' Acceptances that would otherwise have been required to be accepted by such Acceptance Note Lender. Each Acceptance Note Lender hereby agrees to purchase Acceptance Notes from the Canadian Borrower at the Applicable BA Discount Rate which would have been applicable if a Bankers' Acceptance had been accepted by it (less any Acceptance Fee which would have been paid pursuant to Section 1.3(c) if such Acceptance Note Lender had accepted and purchased a Bankers' Acceptance), and such Acceptance Notes shall be governed by the provisions of this Section 1.3 as if they were Bankers' Acceptances.

(e) *Depository Bills and Notes Act.* At the option of any Canadian Lender, Bankers' Acceptances under this Agreement to be accepted and purchased by such Canadian Lender may be issued in the form of depository bills for deposit with The Canadian Depository for Securities Limited pursuant to the *Depository Bills and Notes Act* (Canada). All depository bills so issued shall be governed by the provisions of this Section 1.3.

(f) *Circumstances Making Bankers' Acceptances Unavailable.* If the Administrative Agent or any group of Canadian Lenders having 50% or more of the Canadian Acquisition Credit Commitments and Canadian Revolving Credit Commitments determines in good faith, which determination shall be final, conclusive and binding upon the Canadian Borrower, and notifies the Borrower that, by reason of circumstances affecting the money market there is no market for Bankers' Acceptances or the demand for Bankers' Acceptances is insufficient to allow the sale or trading of the Bankers' Acceptances created hereunder, then:

(i) the right of the Canadian Borrower to request the acceptance and purchase of Bankers' Acceptances shall be suspended until the Administrative Agent or a group of Canadian Lenders having 50% or more of the Canadian Acquisition Credit Commitments and Canadian Revolving Credit Commitments determines that the circumstances causing such suspension no longer exist and the Administrative Agent so notifies the Borrower; and

(ii) any Notice of Borrowing or Notice of Continuation/Conversion in respect of a Bankers' Acceptance which is outstanding shall be cancelled and such notice shall (at the option of the Canadian Borrower) be deemed to be a request for a Borrowing of or conversion to a Canadian Prime Rate Loan in principal amount equal to the BA Discount Proceeds that would have been payable in respect of the requested Bankers' Acceptance less the Acceptance Fee that would have been payable in respect thereof.

The Administrative Agent shall promptly notify the Borrower of the suspension of the Canadian Borrower's right to request acceptance and purchase of Bankers' Acceptances and of the termination of any such suspension.

Section 1.4. Canadian Letters of Credit. (a) *General Terms.* Subject to the terms and conditions hereof, as part of the Canadian Revolving Credit, the Canadian L/C Issuer shall issue standby letters of credit (each a *"Canadian Letter of Credit"*) for the Canadian Borrower's account in an aggregate undrawn face amount up to the amount of the Canadian L/C Sublimit, *provided* that the aggregate Canadian L/C Obligations at any time outstanding shall not exceed the difference between the Canadian Revolving Credit Commitments in effect at such time and the aggregate principal amount of Canadian Revolving Loans then outstanding. Each Canadian Letter of Credit shall be issued by the Canadian L/C Issuer, but each Canadian Lender shall be obligated to reimburse the Canadian L/C Issuer for such Canadian Lender's Canadian Revolver Percentage of the amount of each drawing thereunder and, accordingly, each Canadian Letter of Credit shall constitute usage of the Canadian Revolving Credit Commitment of each Canadian Lender *pro rata* in an amount equal to its Canadian Revolver Percentage of the Canadian L/C Obligations then outstanding.

(b) *Applications.* At any time before the Revolving Credit Termination Date, the Canadian L/C Issuer shall, at the request of the Canadian Borrower, issue one or more Letters of Credit in Canadian Dollars or U.S. Dollars, in a form satisfactory to the Canadian L/C Issuer, with expiration dates no later than the earlier of 12 months from the date of issuance (or be cancelable not later than 12 months from the date of issuance and each renewal) or the Revolving Credit Termination Date, in an aggregate face amount as set forth above, upon the receipt of an application duly executed by the Canadian Borrower for the relevant Canadian Letter of Credit in the form then customarily prescribed by the Canadian L/C Issuer for the Canadian Letter of Credit requested (each an *"Application"*). Notwithstanding anything contained in any Application to the contrary: (i) the Canadian Borrower shall pay fees in connection with each Canadian Letter of Credit as set forth in Section 2.1 hereof, (ii) except as otherwise provided in Section 1.10 hereof, before the acceleration of the Obligations pursuant to Section 9.2 or 9.3 hereof, the Canadian L/C Issuer will not call for the funding by the Canadian Borrower of any amount under a Canadian Letter of Credit before being presented with a drawing thereunder, and

(iii) if the Canadian L/C Issuer is not timely reimbursed for the amount of any drawing under a Canadian Letter of Credit on the date such drawing is paid, the Canadian Borrower's obligation to reimburse the Canadian L/C Issuer for the amount of such drawing shall bear interest (which the Canadian Borrower hereby promises to pay) from and after the date such drawing is paid at a rate per annum (x) if such Letter of Credit is denominated in Canadian Dollars, equal to the sum of 2% *plus* the Applicable Margin *plus* the Canadian Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed) and (y) if such Letter of Credit is denominated in U.S. Dollars, equal to the sum of 2% *plus* the Applicable Margin *plus* the Base Rate from time to time in effect (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed). If the Canadian L/C Issuer issues any Canadian Letter of Credit with an expiration date that is automatically extended unless the Canadian L/C Issuer gives notice that the expiration date will not so extend beyond its then scheduled expiration date, the Canadian L/C Issuer will give such notice of non-renewal before the time necessary to prevent such automatic extension if before such required notice date: (i) the expiration date of such Canadian Letter of Credit if so extended would be after the Revolving Credit Termination Date, (ii) the Canadian Revolving Credit Commitments have been terminated, or (iii) an Event of Default exists and the Administrative Agent, at the request or with the consent of the Required Lenders, has given the Canadian L/C Issuer instructions not to so permit the extension of the expiration date of such Canadian Letter of Credit. The Canadian L/C Issuer agrees to issue amendments to the Canadian Letter(s) of Credit increasing the amount, or extending the expiration date, thereof at the request of the Canadian Borrower subject to the conditions of Section 7 hereof and the other terms of this Section 1.4.

(c) *The Canadian Reimbursement Obligations.* Subject to Section 1.4(b) hereof, the obligation of the Canadian Borrower to reimburse the Canadian L/C Issuer for all drawings under a Canadian Letter of Credit (a *"Canadian Reimbursement Obligation"*) shall be governed by the Application related to such Canadian Letter of Credit, except that reimbursement shall be made by no later than 12:00 Noon (Toronto time) (i) on the date when each drawing is paid, if the Canadian L/C Issuer provides notice to the Canadian Borrower by 10:00 a.m. (Toronto time) that it has made such a payment or (ii) by 12:00 Noon (Toronto time) on the next Business Day, if the Canadian L/C Issuer provides notice to the Canadian Borrower after 10:00 a.m. (Toronto time) that it has made such a payment, in each case, in immediately available funds at such office as the Administrative Agent may designate in writing to the Canadian Borrower (who shall thereafter cause to be distributed to the Canadian L/C Issuer such amount(s) in like funds). If the Canadian Borrower does not make any such reimbursement payment on the date due and the Participating Lenders fund their participations therein in the manner set forth in Section 1.4(d) below, then all payments thereafter received by the Administrative Agent in discharge of any of the relevant Canadian Reimbursement Obligations shall be distributed in accordance with Section 1.4(d) below.

(d) *The Participating Interests.* Each Canadian Lender (other than the Canadian Lender then acting as Canadian L/C Issuer in issuing Canadian Letters of Credit), by its acceptance hereof, severally agrees to purchase from the Canadian L/C Issuer, and the Canadian L/C Issuer hereby agrees to sell to each such Canadian Lender (a *"Participating Lender"*), an undivided percentage participating interest (a *"Participating Interest"*), to the extent of its Canadian

Revolver Percentage, in each Canadian Letter of Credit issued by, and each Canadian Reimbursement Obligation owed to, the Canadian L/C Issuer. Upon any failure by the Canadian Borrower to pay any Canadian Reimbursement Obligation at the time required on the date the related drawing is paid, as set forth in Section 1.4(c) above, or if the Canadian L/C Issuer is required at any time to return to the Canadian Borrower or to a trustee, receiver, liquidator, custodian or other Person any portion of any payment of any Canadian Reimbursement Obligation, each Participating Lender shall, not later than the Business Day it receives a certificate in the form of Exhibit A hereto from the Canadian L/C Issuer (with a copy to the Administrative Agent) to such effect, if such certificate is received before 1:00 p.m. (Toronto time), or not later than 1:00 p.m. (Toronto time) the following Business Day, if such certificate is received after such time, pay to the Administrative Agent for the account of the Canadian L/C Issuer an amount equal to such Participating Lender's Canadian Revolver Percentage of such unpaid or recaptured Canadian Reimbursement Obligation together with interest on such amount accrued from the date the related payment was made by the Canadian L/C Issuer to the date of such payment by such Participating Lender at a rate per annum equal to: (i) from the date the related payment was made by the Canadian L/C Issuer to the date two (2) Business Days after payment by such Participating Lender is due hereunder, (x) if such Letter of Credit is denominated in Canadian Dollars, the Canadian L/C Issuer's cost of funds for each such day and (y) if such Letter of Credit is denominated in U.S. Dollars, the Federal Funds Rate for each day and (ii) from the date two (2) Business Days after the date such payment is due from such Participating Lender to the date such payment is made by such Participating Lender, (x) if such Letter of Credit is denominated in Canadian Dollars, the Canadian Base Rate in effect for each such day and (y) if such Letter of Credit is denominated in U.S. Dollars, the Base Rate in effect for each such day. Each such Participating Lender shall thereafter be entitled to receive its Canadian Revolver Percentage of each payment received in respect of the relevant Canadian Reimbursement Obligation and of interest paid thereon, with the Canadian L/C Issuer retaining its Canadian Revolver Percentage as a Canadian Lender hereunder.

The several obligations of the Participating Lenders to the Canadian L/C Issuer under this Section 1.4 shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment (other than payment in full) which any Participating Lender may have or have had against the Borrower, the Canadian Borrower, the Canadian L/C Issuer, the Administrative Agent, any Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of any Commitment of any Lender, and each payment by a Participating Lender under this Section 1.4 shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) *Indemnification.* The Participating Lenders shall, to the extent of their respective Canadian Revolver Percentages, indemnify the Canadian L/C Issuer (to the extent not reimbursed by the Canadian Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Canadian L/C Issuer's gross negligence or willful misconduct) that the Canadian L/C Issuer may suffer or incur in connection with any Canadian Letter of Credit issued by it. The obligations of the Participating Lenders under this Section 1.4(e) and all other parts of this Section 1.4 shall

survive termination of this Agreement and of all Applications, Canadian Letters of Credit, and all drafts and other documents presented in connection with drawings thereunder.

Section 1.5. Applicable Interest Rates. (a) *Base Rate Loans.* Each Base Rate Loan shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual days elapsed) on the unpaid principal amount thereof from the date such Loan is advanced, continued or created by conversion from a Eurodollar Loan until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin *plus* the Base Rate from time to time in effect, payable on the last day of its Interest Period and at maturity (whether by acceleration or otherwise).

"Base Rate" means for any day the greater of: (i) the rate of interest announced by the Administrative Agent from time to time as its prime commercial rate as in effect on such day, with any change in the Base Rate resulting from a change in said prime commercial rate to be effective as of the date of the relevant change in said prime commercial rate (it being acknowledged and agreed that such rate may not be the Administrative Agent's best or lowest rate) and (ii) the sum of (x) the rate determined by the Administrative Agent to be the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the rates per annum quoted to the Administrative Agent at approximately 10:00 a.m. (Chicago time) (or as soon thereafter as is practicable) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) by two or more Federal funds brokers selected by the Administrative Agent for sale to the Administrative Agent at face value of Federal funds in the secondary market in an amount equal or comparable to the principal amount owed to the Administrative Agent for which such rate is being determined, *plus* (y) 1/2 of 1%.

(b) *Eurodollar Loans.* Each Eurodollar Loan shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of 360 days and actual days elapsed) on the unpaid principal amount thereof from the date such Loan is advanced, continued or created by conversion from a Base Rate Loan until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the Applicable Margin *plus* the Adjusted LIBOR applicable for such Interest Period, payable on the last day of the Interest Period and at maturity (whether by acceleration or otherwise), and, if the applicable Interest Period is longer than three months, on each day occurring every three months after the commencement of such Interest Period.

"Adjusted LIBOR" means, for any Borrowing of Eurodollar Loans, a rate per annum determined in accordance with the following formula:

$$\text{Adjusted LIBOR} = \frac{\text{LIBOR}}{1 - \text{Eurodollar Reserve Percentage}}$$

"Eurodollar Reserve Percentage" means, for any Borrowing of Eurodollar Loans, the daily average for the applicable Interest Period of the maximum rate, expressed as a decimal, at which reserves (including, without limitation, any supplemental, marginal and emergency reserves) are imposed during such Interest Period by the Board of Governors of the Federal Reserve System (or any successor) on *"eurocurrency liabilities"*, as defined in such Board's Regulation D (or in respect of any other category of liabilities that includes deposits by reference

to which the interest rate on Eurodollar Loans is determined or any category of extensions of credit or other assets that include loans by non-United States offices of any Lender to United States residents), subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto. For purposes of this definition, the Eurodollar Loans shall be deemed to be *"eurocurrency liabilities"* as defined in Regulation D without benefit or credit for any prorations, exemptions or offsets under Regulation D.

"LIBOR" means, for an Interest Period for a Borrowing of Eurodollar Loans, (a) the LIBOR Index Rate for such Interest Period, if such rate is available, and (b) if the LIBOR Index Rate cannot be determined, the arithmetic average of the rates of interest per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) at which deposits in U.S. Dollars in immediately available funds are offered to the Administrative Agent at 11:00 a.m. (London, England time) two (2) Business Days before the beginning of such Interest Period by three (3) or more major banks in the interbank eurodollar market selected by the Administrative Agent for delivery on the first day of and for a period equal to such Interest Period and in an amount equal or comparable to the principal amount of the Eurodollar Loan scheduled to be made by the Administrative Agent as part of such Borrowing.

"LIBOR Index Rate" means, for any Interest Period, the rate per annum (rounded upwards, if necessary, to the next higher one hundred-thousandth of a percentage point) for deposits in U.S. Dollars for a period equal to such Interest Period, which appears on the Telerate Page 3750 as of 11:00 a.m. (London, England time) on the day two (2) Business Days before the commencement of such Interest Period.

"Telerate Page 3750" means the display designated as *"Page 3750"* on the Dow Jones Telerate Service (or such other page as may replace Page 3750 on that service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for U.S. Dollar deposits).

(c) *Canadian Prime Rate Loans*. Each Canadian Prime Rate Loan shall bear interest on the outstanding principal amount thereof, for each day from the date such Loan is made until it becomes due, at a rate per annum equal to the sum of the Applicable Margin for such day *plus* the Canadian Base Rate for such day. Such interest shall be payable on the last day of its Interest Period and, with respect to the principal amount of any Canadian Prime Rate Loan converted to a borrowing by way of Bankers' Acceptances, on the date such Canadian Prime Rate Loan is so converted.

(d) *Rate Determinations*. The Administrative Agent shall determine each interest rate applicable to the Loans and the Reimbursement Obligations hereunder, and its determination thereof shall be conclusive and binding except in the case of manifest error. The U.S. Dollar Equivalent of each Loan denominated in Canadian Dollars shall be determined or redetermined, as applicable, effective as of the last day of each month.

Section 1.6. Minimum Borrowing Amounts; Maximum Eurodollar Loans. Each Borrowing of Base Rate Loans advanced under a Credit shall be in an amount not less than $250,000. Each Borrowing of Canadian Prime Rate Loans advanced under a Credit shall be in an amount not less than CAN$100,000. Each Borrowing of Eurodollar Loans advanced, continued or converted under a Credit shall be in an amount equal to $1,000,000 or such greater amount which is an integral multiple of $500,000. Without the Administrative Agent's consent, there shall not be more than eight Borrowings of Eurodollar Loans hereunder or eight Borrowings of Bankers' Acceptances hereunder at any one time outstanding.

Section 1.7. Manner of Borrowing Loans and Designating Applicable Interest Rates. (a) *Notice to the Administrative Agent.* The Borrower, for itself and on behalf of the Canadian Borrower, as applicable, shall give notice to the Administrative Agent by no later than 10:00 a.m. (Chicago time): (i) at least three (3) Business Days before the date on which the Borrower requests a Borrowing of Eurodollar Loans, (ii) on the date the Borrower or the Canadian Borrower requests a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, as applicable and (iii) one Business Day before a Borrowing by way of Bankers' Acceptances. The Loans included in each Borrowing shall bear interest initially at the type of rate specified in such notice of a new Borrowing. Thereafter, the Borrower or Canadian Borrower, as applicable, may from time to time elect to change or continue the type of interest rate borne by each Borrowing or, subject to the minimum amount requirement for each outstanding Borrowing contained in Section 1.6, a portion thereof, as follows: (i) if such Borrowing is of Eurodollar Loans, on the last day of the Interest Period applicable thereto, the Borrower may continue part or all of such Borrowing as Eurodollar Loans or convert part or all of such Borrowing into Base Rate Loans, (ii) if such Borrowing is of Base Rate Loans, on any Business Day, the Borrower may convert all or part of such Borrowing into Eurodollar Loans for an Interest Period or Interest Periods specified by the Borrower, or (iii) if such Borrowing is of Canadian Prime Rate Loans, on any Business Day, the Canadian Borrower may convert all or part of such Borrowing to Loans by way of Bankers' Acceptances. The Borrower, for itself and on behalf of the Canadian Borrower, as applicable, shall give all such notices requesting the advance, continuation or conversion of a Borrowing to the Administrative Agent by telephone or telecopy (which notice shall be irrevocable once given and, if by telephone, shall be promptly confirmed in writing); substantially in the form attached hereto as Exhibit B (a "*Notice of Borrowing*") or Exhibit C (a "*Notice of Continuation/Conversion*"), as applicable, or in such other form acceptable to the Administrative Agent. Notices of the continuation of a Borrowing of (i) Eurodollar Loans for an additional Interest Period or of the conversion of part or all of a Borrowing of Eurodollar Loans into Base Rate Loans or of Base Rate Loans into Eurodollar Loans must be given by no later than 10:00 a.m. (Chicago time) at least three (3) Business Days before the date of the requested continuation or conversion and (ii) Canadian Loans by way of Bankers' Acceptance or the conversion of part or all of a Borrowing of Canadian Loans by way of Bankers' Acceptances into Canadian Prime Rate Loans or of Canadian Prime Rate Loans into Bankers' Acceptances must be given by no later than 10:00 a.m. (Chicago time) at least one Business Day before the date of the requested continuation or conversion. All such notices concerning the advance, continuation or conversion of a Borrowing shall specify the date of the requested advance, continuation or conversion of a Borrowing (which shall be a Business Day), the amount of the requested Borrowing to be advanced, continued or converted, the type of Loans to comprise such new, continued or converted Borrowing, if such Borrowing is to be comprised of Eurodollar Loans,

the Interest Period applicable thereto and, if such Borrowing is to be comprised of Bankers' Acceptances, the BA Maturity Date. The Borrower and Canadian Borrower agree that the Administrative Agent may rely on any such telephonic or telecopy notice given by any person the Administrative Agent in good faith believes is an Authorized Representative without the necessity of independent investigation, and in the event any such notice by telephone conflicts with any written confirmation, such telephonic notice shall govern if the Administrative Agent has acted in reliance thereon.

(b) *Notice to the Lenders.* The Administrative Agent shall give prompt telephonic or telecopy notice to each applicable Lender of any notice received pursuant to Section 1.7(a) above and, if such notice requests the Lenders to make Eurodollar Loans, the Administrative Agent shall give notice to the Borrower and each Lender by like means of the interest rate applicable thereto promptly after the Administrative Agent has made such determination.

(c) *Borrower's Failure to Notify; Automatic Continuations and Conversions.* Any outstanding Borrowing of Base Rate Loans shall automatically be continued for an additional Interest Period on the last day of its then current Interest Period unless the Borrower has notified the Administrative Agent within the period required by Section 1.7(a) that the Borrower intends to convert such Borrowing, subject to Section 7.1 hereof, into a Borrowing of Eurodollar Loans or such Borrowing is prepaid in accordance with Section 1.10(a). If the Borrower fails to give notice pursuant to Section 1.7(a) above of the continuation or conversion of any outstanding principal amount of a Borrowing of Eurodollar Loans before the last day of its then current Interest Period within the period required by Section 1.7(a) or, whether or not such notice has been given, one or more of the conditions set forth in Section 7.1 for the continuation or conversion of a Borrowing of Eurodollar Loans would not be satisfied, and such Borrowing is not prepaid in accordance with Section 1.10(a), such Borrowing shall automatically be converted into a Borrowing of Base Rate Loans. In the event the Borrower fails to give notice pursuant to Section 1.7(a) above of a Borrowing equal to the amount of a Reimbursement Obligation and has not notified the Administrative Agent by 1:00 p.m. (Chicago time) on the day such Reimbursement Obligation becomes due that it intends to repay such Reimbursement Obligation through funds not borrowed under this Agreement, the Borrower shall be deemed to have requested a Borrowing of Base Rate Loans under the Revolving Credit on such day in the amount of the Reimbursement Obligation then due, which Borrowing shall be applied to pay the Reimbursement Obligation then due.

(d) *Canadian Borrower's Failure to Notify; Automatic Continuations and Conversions.* Any outstanding Borrowing of Canadian Prime Rate Loans shall automatically be continued for an additional Interest Period on the last day of its then current Interest Period unless the Borrower has notified the Administrative Agent within the period required by Section 1.7(a) that the Canadian Borrower intends to convert such Borrowing, subject to Section 7.1 hereof, into a Borrowing by way of Bankers' Acceptance or such Borrowing is prepaid in accordance with Section 1.10(a). If the Canadian Borrower fails to give notice pursuant to Section 1.7(a) above of the continuation or conversion of any outstanding principal amount of a Borrowing by way of Bankers' Acceptances before the last day of its then current BA Maturity Date within the period required by Section 1.7(a) or, whether or not such notice has been given, one or more of the conditions set forth in Section 7.1 for the continuation or conversion of a Borrowing by way of

Bankers' Acceptances would not be satisfied, and such Borrowing is not prepaid in accordance with Section 1.10(a), such Borrowing shall automatically be converted into a Borrowing of Canadian Prime Rate Loans on its then current BA Maturity Date. In the event the Canadian Borrower fails to give notice pursuant to Section 1.7(a) above of a Borrowing equal to the amount of a Canadian Reimbursement Obligation and has not notified the Administrative Agent by 1:00 p.m. (Toronto time) on the day such Canadian Reimbursement Obligation becomes due that it intends to repay such Canadian Reimbursement Obligation through funds not borrowed under this Agreement, the Canadian Borrower shall be deemed to have requested a Borrowing of Canadian Prime Rate Loans under the Canadian Revolving Credit on such day in the amount of the Canadian Reimbursement Obligation then due, which Borrowing shall be applied to pay the Canadian Reimbursement Obligation then due.

(e) *Disbursement of Loans.* Not later than 1:00 p.m. (Chicago time) on the date of any requested advance of a new Borrowing, subject to Section 7 hereof, each Lender shall make available its Loan comprising part of such Borrowing in funds immediately available at the principal office of the Administrative Agent in Chicago, Illinois or, if such Borrowing is to be made to the Canadian Borrower, not later than 1:00 p.m. (Toronto time) on the date of any requested advance of a new Borrowing at such office in Canada as the Administrative Agent shall have previously specified in a notice to each Canadian Lender. The Administrative Agent shall make the proceeds of each new Borrowing available to the Borrower at the Administrative Agent's principal office in Chicago, Illinois (or by wire transfer of funds pursuant to the Borrower's written instructions to the Administrative Agent) or, if such Borrowing is to be made to the Canadian Borrower, at such office as the Administrative Agent has previously agreed to with the Canadian Borrower.

(f) *Administrative Agent Reliance on Lender Funding.* Except with respect to Bankers' Acceptances, which are addressed in Section 1.3(b), unless the Administrative Agent shall have been notified by a Lender prior to (or, in the case of a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, by 11:00 a.m. (Chicago time) on) the date on which such Lender is scheduled to make payment to the Administrative Agent of the proceeds of a Loan (which notice shall be effective upon receipt) that such Lender does not intend to make such payment, the Administrative Agent may assume that such Lender has made such payment when due and the Administrative Agent may in reliance upon such assumption (but shall not be required to) make available to the Borrower or Canadian Borrower, as applicable, the proceeds of the Loan to be made by such Lender and, if any Lender has not in fact made such payment to the Administrative Agent, such Lender shall, on demand, pay to the Administrative Agent the amount made available to the Borrower or Canadian Borrower, as applicable, attributable to such Lender together with interest thereon in respect of each day during the period commencing on the date such amount was made available to the Borrower or Canadian Borrower, as applicable, and ending on (but excluding) the date such Lender pays such amount to the Administrative Agent at a rate per annum equal to: (i) from the date the related advance was made by the Administrative Agent to the date two (2) Business Days after payment by such Lender is due hereunder, the rate determined by the Administrative Agent to be the Federal Funds Rate, if such Loan is denominated in U.S. Dollars, or its cost of funds, if such Loan is denominated in Canadian Dollars, in each case for each such day and (ii) from the date two (2) Business Days after the date such payment is due from such Lender to the date such payment is made by such Lender,

the Base Rate or Canadian Base Rate, as applicable, in effect for each such day. If such amount is not received from such Lender by the Administrative Agent immediately upon demand, the Borrower or Canadian Borrower, as applicable, will, on demand, repay to the Administrative Agent the proceeds of the Loan attributable to such Lender with interest thereon at a rate per annum equal to the interest rate applicable to the relevant Loan, but without such payment being considered a payment or prepayment of a Loan under Section 1.14 hereof so that the Borrower or Canadian Borrower, as applicable, will have no liability under such Section with respect to such payment.

Section 1.8. Interest Periods. As provided in Section 1.7(a) and 1.16 hereof, at the time of each request to advance, continue, or create by conversion a Borrowing of Eurodollar Loans, the Borrower shall select an Interest Period applicable to such Loans from among the available options. The term *"Interest Period"* means the period commencing on the date a Borrowing of Loans is advanced, continued or created by conversion and ending: (a) in the case of Base Rate Loans and Canadian Prime Rate Loans, on the last day of the calendar month in which such Borrowing is advanced, continued or created by conversion (or on the last day of the following calendar month if such Loan is advanced, continued or created by conversion on the last day of a calendar month), (b) in the case of a Eurodollar Loan, 1, 2, 3, 6 or, if available to all the U.S. Lenders or Canadian Lenders, as applicable, 12 months thereafter as selected by the Borrower, and (c) in the case of Swing Loans, on the date 1 to 5 days thereafter as mutually agreed to by the Borrower and the Administrative Agent; *provided, however,* that:

(a) any Interest Period for a Borrowing of Revolving Loans, Canadian Revolving Loans or Swing Loans consisting of Base Rate Loans or Canadian Prime Rate Loans that otherwise would end after the Revolving Credit Termination Date shall end on the Revolving Credit Termination Date;

(b) no Interest Period with respect to any portion of the Revolving Loans, Canadian Revolving Loans or Swing Loans shall extend beyond the Revolving Credit Termination Date;

(c) whenever the last day of any Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall be extended to the next succeeding Business Day, *provided* that, if such extension would cause the last day of an Interest Period for a Borrowing of Eurodollar Loans to occur in the following calendar month, the last day of such Interest Period shall be the immediately preceding Business Day; and

(d) for purposes of determining an Interest Period for a Borrowing of Eurodollar Loans, a month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; *provided, however,* that if there is no numerically corresponding day in the month in which such an Interest Period is to end or if such an Interest Period begins on the last Business Day of a calendar month, then such Interest Period shall end on the last Business Day of the calendar month in which such Interest Period is to end.

Section 1.9. *Maturity of Loans.* Each Revolving Loan, Canadian Revolving Loan and Swing Loan, both for principal and interest not sooner paid, shall mature and become due and payable by the Borrower or the Canadian Borrower, as applicable, on the Revolving Credit Termination Date.

Section 1.10. *Prepayments.* (a) *Optional.* The Borrower or the Canadian Borrower, as applicable, shall have the privilege of prepaying without premium or penalty (except as set forth in Section 1.13 below) and in whole or in part (but, if in part, then: (i) if such Borrowing is of Base Rate Loans, in an amount not less than $500,000, (ii) if such Borrowing is of Canadian Prime Rate Loans, in an amount not less than CAN$200,000, (iii) if such Borrowing is of Eurodollar Loans, in an amount not less than $1,000,000, and (iv) in each case, in an amount such that the minimum amount required for a Borrowing pursuant to Section 1.6 hereof remains outstanding) any Borrowing of Eurodollar Loans at any time upon three (3) Business Days prior notice by the Borrower for itself and on behalf of the Canadian Borrower, as the case may be, to the Administrative Agent or, in the case of a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, notice delivered by the Borrower or Canadian Borrower, as applicable, to the Administrative Agent no later than 10:00 a.m. (Chicago time) on the date of prepayment, such prepayment to be made by the payment of the principal amount to be prepaid and, in the case of any Eurodollar Loans, accrued interest thereon to the date fixed for prepayment *plus* any amounts due the Lenders under Section 1.13 hereof. Bankers' Acceptances may not be prepaid.

(b) *Mandatory.* (i) If the Borrower or any Subsidiary shall at any time or from time to time make a Disposition or shall suffer an Event of Loss resulting in Net Cash Proceeds that, when aggregated with the Net Cash Proceeds from all other such Dispositions and Events of Loss received by the Borrower and its Subsidiaries previously in such fiscal year, exceeds $400,000 for such fiscal year, then with respect to such Disposition or Event of Loss and with respect to any Disposition or Event of Loss the Net Proceeds of which are received subsequently in such Fiscal Year (each, an *"Applicable Event"*) (x) the Borrower shall promptly notify the Administrative Agent of such Disposition or Event of Loss (including the amount of the Net Cash Proceeds to be received by the Borrower or such Subsidiary in respect thereof) and (y) promptly upon, and in no event later than the Business Day after, receipt by the Borrower or the Subsidiary of the Net Cash Proceeds of such Disposition or Event of Loss, the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds (except for the first Applicable Event in such fiscal year, in which case the amount required to be prepaid shall be limited to the portion of such Net Cash Proceeds which caused the aggregate amount of such Net Cash Proceeds for such fiscal year to exceed $400,000); *provided* that in the case of each Applicable Event relating to a school bus or school buses, if the Borrower states in its notice of such event that the Borrower or the applicable Subsidiary intends to reinvest, within 120 days of the applicable Disposition or receipt of Net Cash Proceeds from an Event of Loss (the *"Reinvestment Period"*), the Net Cash Proceeds thereof in assets similar to the assets which were subject to such Disposition or Event of Loss, then so long as no Default or Event of Default then exists, the Borrower shall not be required to make a mandatory prepayment under this Section in respect of such Net Cash Proceeds to the extent such Net Cash Proceeds are actually reinvested in such similar assets by the end of the Reinvestment Period; *provided further* that to the extent the Net Cash Proceeds have not been so reinvested, the Reinvestment Period may be extended an additional period of

time not to exceed 90 days upon written notice to the Administrative Agent to the extent the Borrower or the applicable Subsidiary executes a purchase contract for a school bus or school buses prior to the end of the Reinvestment Period. Promptly after the end of the Reinvestment Period (or such 90 day extension if applicable), the Borrower shall notify the Administrative Agent whether the Borrower or such Subsidiary has reinvested such Net Cash Proceeds in such similar assets, and to the extent such Net Cash Proceeds have not been so reinvested, the Borrower shall promptly prepay the Loans or cause the Canadian Borrower to prepay Loans in the amount of such Net Cash Proceeds not so reinvested. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full. All proceeds of such Disposition or Event of Loss shall be deposited with the Administrative Agent and held by it in the Collateral Account. So long as no Default or Event of Default exists, the Administrative Agent is authorized to disburse amounts representing such proceeds from the Collateral Account to or at the Borrower's direction for application to or reimbursement for the costs of replacing, rebuilding or restoring of such Property.

(ii) If after the Closing Date the Parent, STA Holdings, the Borrower or any Subsidiary shall issue new equity securities (whether common or preferred stock or otherwise), other than equity securities issued (i) to management or employees of any such entity, either directly or in connection with the exercise of stock options under such entity's stock option plan, including, without limitation, STA Holding's Equity Incentive Plan, (ii) in connection with a Permitted Acquisition, or (iii) constituting Income Participating Securities (which consists of common stock of the Parent and Subordinated Notes of STA ULC) or any other equity securities of the Parent or STA Holdings, the proceeds of which are used to repurchase Class B or Class C common stock of STA Holdings, the Borrower shall promptly notify the Administrative Agent of the estimated Net Cash Proceeds of such issuance to be received by or for the account of the Borrower or such Subsidiary in respect thereof. Promptly upon, and in no event later than the Business Day after, receipt by the Borrower or such Subsidiary of Net Cash Proceeds of such issuance, the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay the Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds; *provided* that if the Borrower notifies the Administrative Agent and Lenders in writing on or prior to the date it receives such Net Cash Proceeds of its intention to use such Net Cash Proceeds to finance a Permitted Acquisition for which the Borrower has delivered the documents required by Section 8.9(i)(ii)(III) or a Bid Contract for which the Borrower has delivered the documents required by Section 8.29(i)(II) within 60 days of receipt of such Net Cash Proceeds, then so long as no Default or Event of Default then exists, the Borrower shall not be required to make a mandatory prepayment under this Section in respect of such Net Cash Proceeds to the extent such Net Cash Proceeds are actually so used prior to the end of such 60-day period. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full. The Borrower acknowledges that its performance hereunder shall not limit the rights and remedies of the Lenders for any breach of Section 8.10 hereof or any other terms of this Agreement.

(iii) If after the Closing Date the Borrower or any Subsidiary shall issue any Indebtedness for Borrowed Money, other than Indebtedness for Borrowed Money permitted by Section 8.7 hereof, the Borrower shall promptly notify the Administrative Agent of the estimated Net Cash Proceeds of such issuance to be received by or for the account of the Borrower or such Subsidiary in respect thereof. Promptly upon, and in no event later than the Business Day after, receipt by the Borrower or such Subsidiary of Net Cash Proceeds of such issuance, the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay the Loans in an aggregate amount equal to 100% of the amount of such Net Cash Proceeds. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full. The Borrower acknowledges that its performance hereunder shall not limit the rights and remedies of the Lenders for any breach of Section 8.7 hereof or any other terms of this Agreement.

(iv) Upon the occurrence of a Dividend Suspension Period the Borrower shall prepay the Loans or cause the Canadian Borrower to prepay the Loans in an aggregate amount equal to 50% of the difference between Modified Available Cash for the most recently completed fiscal quarter *minus* the aggregate amount of interest payable on the Subordinated Notes during such period. Any prepayment required by this clause (iv) shall be made no later than five (5) days after (A) the commencement of the Dividend Suspension Period and (B) the beginning of each fiscal quarter of the Borrower occurring during the Dividend Suspension Period. The amount of each such prepayment shall be applied, except as otherwise requested by the Borrower and approved by the Administrative Agent, to the repayment of the Revolving Loans and Canadian Revolving Loans on a *pro rata* basis until repaid in full.

(v) The Borrower shall, on each date the Revolving Credit Commitments are reduced pursuant to Section 1.14 hereof, prepay the Revolving Loans, Swing Loans and, if necessary, prefund the L/C Obligations by the amount, if any, necessary to reduce the sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations then outstanding to the amount to which the Revolving Credit Commitments have been so reduced.

(vi) The Canadian Borrower shall, on each date the Canadian Revolving Credit Commitments are reduced pursuant to Section 1.14 hereof, prepay the Canadian Revolving Loans and, if necessary, prefund the outstanding Bankers' Acceptances by the amount, if any, necessary to reduce the sum of the aggregate principal amount of Canadian Revolving Loans then outstanding to the amount to which the Canadian Revolving Credit Commitments have been so reduced.

(vii) Unless the Borrower or Canadian Borrower, as applicable, otherwise directs, prepayments of Loans under this Section 1.10(b) shall be applied first to Borrowings of Base Rate Loans and Canadian Prime Rate Loans until payment in full thereof with any balance applied to Borrowings of Eurodollar Loans in the order in which their Interest Periods expire and Bankers' Acceptances in the order of their respective BA Maturity Dates. Each prepayment of Loans under this Section 1.10(b) shall be made by the payment of the principal amount to be prepaid and, in the case of any Eurodollar Loans, accrued interest thereon to the date of prepayment together with any amounts due the Lenders under Section 1.13 hereof. Each

prefunding of L/C Obligations, Canadian L/C Obligations and Bankers' Acceptances shall be made in accordance with Section 9.4 hereof. Neither the Borrower nor the Canadian Borrower, as applicable, shall be required to make any prepayment of any Eurodollar Loan or Bankers' Acceptance pursuant to this Section 1.10 until the last day of the Interest Period with respect thereto or BA Maturity Date, as applicable, *so long as* (i) no Event of Default then exists and (ii) an amount equal to the principal amount of such Eurodollar Loan is deposited by the Borrower or the face amount of such Bankers' Acceptance in a segregated cash collateral account with the Administrative Agent for the benefit of the applicable Lenders to be held in such account pursuant to the terms of Section 9.4(b). On the last day of such Interest Period or BA Maturity Date, as applicable, or, if earlier, the date on which the Obligations have been accelerated pursuant to Section 9.2 or 9.3 hereof, the amount held in such account shall be applied so as to make such prepayment, and except during the continuance of any Default or Event of Default, any balance remaining on deposit in such account after such application shall be remitted to the Borrower.

(c) The Administrative Agent will promptly advise each Lender of any notice of prepayment it receives from the Borrower or Canadian Borrower. Any amount of Revolving Loans, Canadian Revolving Loans and Swing Loans paid or prepaid before the Revolving Credit Termination Date may, subject to the terms and conditions of this Agreement, be borrowed, repaid and borrowed again.

Section 1.11. Default Rate. Notwithstanding anything to the contrary contained in Section 1.5 hereof, while any Event of Default exists or after acceleration, the Borrower shall pay interest (after as well as before entry of judgment thereon to the extent permitted by law) on the principal amount of all Loans and letter of credit fees owing by it at a rate per annum equal to:

(a) for any Base Rate Loan or Swing Loan bearing interest at the Base Rate, the sum of 2% *plus* the Applicable Margin *plus* the Base Rate from time to time in effect;

(b) for any Canadian Prime Rate Loan or Bankers' Acceptance, the sum of 2% *plus* the Applicable Margin *plus* the Canadian Base Rate from time to time in effect;

(c) for any Eurodollar Loan or Swing Loan bearing interest at the Quoted Rate, the sum of 2% *plus* the rate of interest in effect thereon at the time of such default until the end of the Interest Period applicable thereto and, thereafter, at a rate per annum equal to the sum of 2% *plus* the Applicable Margin for Base Rate Loans *plus* the Base Rate from time to time in effect; and

(d) for any Letter of Credit or Canadian Letter of Credit, the sum of 2% *plus* the letter of credit fee due under Section 2.1 with respect to such Letter of Credit or Canadian Letter of Credit;

provided, however, that in the absence of acceleration, any adjustments pursuant to this Section shall be made at the election of the Administrative Agent, acting at the request or with the consent of the Required Lenders, with written notice to the Borrower. While any Event of Default exists or after acceleration, interest shall be paid on demand of the Administrative Agent at the request or with the consent of the Required Lenders.

Section 1.12. The Notes. (a) The Revolving Loans made to the Borrower by a U.S. Lender shall be evidenced by a single promissory note of the Borrower issued to such U.S. Lender in the form of Exhibit D-1 hereto. Each such promissory note is hereinafter referred to as a *"Revolving Note"* and collectively such promissory notes are referred to as the *"Revolving Notes."*

(b) The Canadian Revolving Loans made to the Canadian Borrower by a Canadian Lender shall be evidenced by a single promissory note of the Canadian Borrower issued to such Canadian Lender in the form of Exhibit D-2 hereto. Each such promissory note is hereinafter referred to as a *"Canadian Revolving Note"* and collectively such promissory notes are referred to as the *"Canadian Revolving Notes."*

(c) The Swing Loans made to the Borrower by the Administrative Agent shall be evidenced by a single promissory note of the Borrower issued to the Administrative Agent in the form of Exhibit D-3 hereto. Such promissory note is hereinafter referred to as the *"Swing Note."*

(d) Each Lender shall record on its books and records or on a schedule to its appropriate Note the amount of each Loan advanced, continued or converted by it, all payments of principal and interest and the principal balance from time to time outstanding thereon, the type of such Loan, and, for any Eurodollar Loan or Swing Loan, the Interest Period and the interest rate applicable thereto. The record thereof, whether shown on such books and records of a Lender or on a schedule to the relevant Note, shall be *prima facie* evidence as to all such matters; *provided, however*, that the failure of any Lender to record any of the foregoing or any error in any such record shall not limit or otherwise affect the obligation of the Borrower or Canadian Borrower, as applicable, to repay all Loans made to it hereunder together with accrued interest thereon. At the request of any Lender and upon such Lender tendering to the Borrower or Canadian Borrower, as applicable, the appropriate Note to be replaced, the Borrower or Canadian Borrower, as applicable, shall furnish a new Note to such Lender to replace any outstanding Note, and at such time the first notation appearing on a schedule on the reverse side of, or attached to, such Note shall set forth the aggregate unpaid principal amount of all Loans, if any, then outstanding thereon.

Section 1.13. Funding Indemnity. If any Lender shall incur any loss, cost or expense (including, without limitation, any loss, cost or expense incurred by reason of the liquidation or re-employment of deposits or other funds acquired by such Lender to fund or maintain any Eurodollar Loan or Swing Loan or the relending or reinvesting of such deposits or amounts paid or prepaid to such Lender but excluding any loss of anticipated profit or margin) as a result of:

(a) any payment, prepayment or conversion of a Eurodollar Loan or Swing Loan on a date other than the last day of its Interest Period,

(b) any failure (because of a failure to meet the conditions of Section 7 or otherwise) by the Borrower to borrow or continue a Eurodollar Loan or Swing Loan, or to convert a Base Rate Loan into a Eurodollar Loan or Swing Loan, on the date specified in a notice given pursuant to Section 1.7(a) or 1.16,

(c) any failure by the Borrower to make any payment of principal on any Eurodollar Loan or Swing Loan when due (whether by acceleration or otherwise), or

(d) any acceleration of the maturity of a Eurodollar Loan or Swing Loan as a result of the occurrence of any Event of Default hereunder,

then, upon the demand of such Lender, the Borrower shall pay to such Lender such amount as will reimburse such Lender for such loss, cost or expense. If any Lender makes such a claim for compensation, it shall provide to the Borrower, with a copy to the Administrative Agent, a certificate setting forth the amount of such loss, cost or expense in reasonable detail and the amounts shown on such certificate shall be deemed *prime facie* correct, absent manifest error.

Section 1.14. Commitment Terminations. (a) *Optional Revolving Credit Terminations.* The Borrower, for itself and on behalf of the Canadian Borrower, shall have the right at any time and from time to time, upon five (5) Business Days prior written notice to the Administrative Agent (or such shorter period of time agreed to by the Administrative Agent), to terminate the Revolving Credit Commitments and/or Canadian Revolving Credit Commitments without premium or penalty and in whole or in part, any partial termination to be (i) in an amount not less than $1,000,000 or CAN$1,000,000, as applicable, and (ii) allocated ratably among the Lenders in proportion to their respective Revolver Percentages or Canadian Revolver Percentages, as applicable, *provided* that the Revolving Credit Commitments may not be reduced to an amount less than the sum of the aggregate principal amount of Revolving Loans, Swing Loans and of L/C Obligations then outstanding and the Canadian Revolving Credit Commitments may not be reduced to an amount less than the sum of the Original Canadian Dollar Amount of Canadian Revolving Loans and of Canadian L/C Obligations then outstanding. Any termination of the Revolving Credit Commitments below $10,000,000 shall reduce the L/C Sublimit by a like amount. Any termination of the Canadian Revolving Credit Commitments below CAN$1,000,000 shall reduce the Canadian L/C Sublimit by a like amount. The Administrative Agent shall give prompt notice to each Lender of any such termination of the Revolving Credit Commitments or Canadian Revolving Credit Commitments.

(b) *Mandatory Revolving Credit Terminations.* The Commitments shall terminate at the option of Borrower by an amount equal to 100% of the Net Cash Proceeds of any Dispositions received by the Borrower or any Subsidiary in excess of $5,000,000 from the Closing Date. Any such termination of the Commitments shall ratably reduce the Revolving Credit Commitments and Canadian Revolving Credit Commitments.

(c) Any termination of the Commitments pursuant to this Section 1.14 may not be reinstated.

Section 1.15. Substitution of Lenders. Upon the receipt by the Borrower of (a) a claim from any Lender for compensation under Section 10.3 or 13.1 hereof, (b) notice by any Lender to the Borrower of any illegality pursuant to Section 10.1 hereof or (c) in the event any Lender is in default in any material respect with respect to its obligations under the Loan Documents (any such Lender referred to in clause (a), (b) or (c) above being hereinafter referred to as an *"Affected Lender"*), the Borrower may, in addition to any other rights the Borrower may have hereunder or under applicable law, require, at its expense, any such Affected Lender to assign, at par *plus* accrued interest and fees, without recourse, all of its interest, rights and obligations hereunder (including all of its Commitments and the Loans and participation interests in Letters of Credit and Canadian Letters of Credit and Swing Loans and other amounts at any time owing to it hereunder and the other Loan Documents) to a bank or other institutional lender specified by the Borrower, *provided* that (i) such assignment shall not conflict with or violate any law, rule or regulation or order of any court or other governmental authority, (ii) the Borrower shall have received the written consent of the Administrative Agent, which consent shall not be unreasonably withheld, to such assignment, (iii) the Borrower shall have paid to the Affected Lender all monies other than such principal, interest and fees accrued and owing to it hereunder, and (iv) the assignment is entered into in accordance with the other requirements of Section 13.12 hereof.

Section 1.16. Swing Loans. (a) *Generally.* Subject to the terms and conditions hereof, as part of the Revolving Credit, the Administrative Agent agrees to make loans in U.S. Dollars to the Borrower under the Swing Line (individually a *"Swing Loan"* and collectively the *"Swing Loans"*) which shall not in the aggregate at any time outstanding exceed the Swing Line Sublimit. The Swing Loans may be availed of the Borrower from time to time and borrowings thereunder may be repaid and used again during the period ending on the Revolving Credit Termination Date; *provided* that each Swing Loan must be repaid on the last day of the Interest Period applicable thereto. Each Swing Loan shall be in a minimum amount of $100,000 or such greater amount which is an integral multiple of $100,000.

(b) *Interest on Swing Loans.* Each Swing Loan shall bear interest until maturity (whether by acceleration or otherwise) at a rate per annum equal to (i) the sum of the Base Rate plus the Applicable Margin for Base Rate Loans under the Revolving Credit as from time to time in effect (computed on the basis of a year of 360 days, for the actual number of days elapsed) or (ii) the Quoted Rate (computed on the basis of a year of 360 days for the actual number of days elapsed). Interest on each Swing Loan shall be due and payable on the last day of its Interest Period and at maturity (whether by acceleration or otherwise).

(c) *Requests for Swing Loans.* The Borrower shall give the Administrative Agent prior notice (which may be written or oral) no later than 1:00 p.m. (Chicago time) on the date upon which the Borrower requests that any Swing Loan be made, of the amount and date of such Swing Loan, and the Interest Period requested therefor. Within 30 minutes after receiving such notice, the Administrative Agent shall in its discretion quote an interest rate to the Borrower at which the Administrative Agent would be willing to make such Swing Loan available to the Borrower for the Interest Period so requested (the rate so quoted for a given Interest Period being herein referred to as *"Quoted Rate"*). The Borrower acknowledges and agrees that the interest rate quote is given for immediate and irrevocable acceptance. If the Borrower does not so

immediately accept the Quoted Rate for the full amount requested by the Borrower for such Swing Loan, the Quoted Rate shall be deemed immediately withdrawn and such Swing Loan shall bear interest at the rate per annum determined by adding the Applicable Margin for Base Rate Loans under the Revolving Credit to the Base Rate as from time to time in effect. Subject to the terms and conditions hereof, the proceeds of such Swing Loan shall be made available to the Borrower on the date so requested at the offices of the Administrative Agent in Chicago, Illinois, by depositing such proceeds to the credit of the Borrower's operating account maintained with the Administrative Agent or as the Borrower and the Administrative Agent may otherwise agree. Anything contained in the foregoing to the contrary notwithstanding, (i) the obligation of the Administrative Agent to make Swing Loans shall be subject to all of the terms and conditions of this Agreement and (ii) the Administrative Agent shall not be obligated to make more than one Swing Loan during any one day.

(d) *Refunding Loans.* In its sole and absolute discretion, the Administrative Agent may at any time, on behalf of the Borrower (which hereby irrevocably authorizes the Administrative Agent to act on its behalf for such purpose) and with notice to the Borrower, request each U.S. Lender to make a Revolving Loan in the form of a Base Rate Loan in an amount equal to such Lender's Revolver Percentage of the amount of the Swing Loans outstanding on the date such notice is given. Unless an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower, regardless of the existence of any other Event of Default, each U.S. Lender shall make the proceeds of its requested Revolving Loan available to the Administrative Agent, in immediately available funds, at the Administrative Agent's principal office in Chicago, Illinois, before 12:00 Noon (Chicago time) on the Business Day following the day such notice is given. The proceeds of such Borrowing of Revolving Loans shall be immediately applied to repay the outstanding Swing Loans.

(e) *Participations.* If any U.S. Lender refuses or otherwise fails to make a Revolving Loan when requested by the Administrative Agent pursuant to Section 1.16(d) above (because an Event of Default described in Section 9.1(j) or 9.1(k) exists with respect to the Borrower or otherwise), such U.S. Lender will, by the time and in the manner such Revolving Loan was to have been funded to the Administrative Agent, purchase from the Administrative Agent an undivided participating interest in the outstanding Swing Loans in an amount equal to its Revolver Percentage of the aggregate principal amount of Swing Loans that were to have been repaid with such Revolving Loans. Each U.S. Lender that so purchases a participation in a Swing Loan shall thereafter be entitled to receive its Revolver Percentage of each payment of principal received on the Swing Loan and of interest received thereon accruing from the date such U.S. Lender funded to the Administrative Agent its participation in such Loan. The several obligations of the U.S. Lenders under this Section shall be absolute, irrevocable and unconditional under any and all circumstances whatsoever and shall not be subject to any set-off, counterclaim or defense to payment which any U.S. Lender may have or have had against the Borrower, any other U.S. Lender or any other Person whatsoever. Without limiting the generality of the foregoing, such obligations shall not be affected by any Default or Event of Default or by any reduction or termination of the Commitments of any U.S. Lender, and each payment made by a U.S. Lender under this Section shall be made without any offset, abatement, withholding or reduction whatsoever.

Section 1.17. Increase in Revolving Credit Commitments. The Borrower may, on any Business Day prior to the Revolving Credit Termination Date increase the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments by delivering a Commitment Amount Increase Request substantially in the form attached hereto as Exhibit H or in such other form acceptable to the Administrative Agent at least five (5) Business Days prior to the desired effective date of such increase (the "*Commitment Amount Increase*") identifying an additional Lender (which additional Lender must be acceptable to the Administrative Agent, L/C Issuer and Canadian L/C Issuer) or additional Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments for existing Lender(s) and the amount of its Revolving Credit Commitment and/or the Canadian Revolving Credit Commitments or additional amount of its Revolving Credit Commitment(s) and/or the Canadian Revolving Credit Commitment(s); *provided, however*, that (i) any increase of the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments to an amount in excess of the U.S. Dollar Equivalent of $50,000,000 will require the approval of the Required Lenders, (ii) any increase of the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments shall be in an amount not less than the U.S. Dollar Equivalent of $5,000,000, (iii) prior to approaching an additional Lender, the Borrower shall have offered to the U.S. Lenders or Canadian Lenders, as applicable, the opportunity to increase their respective Commitments, (iv) no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing at the time of the request or the effective date of the Commitment Amount Increase, and (v) all representations and warranties contained in Section 6 hereof shall be true and correct in all material respects at the time of such request and on the effective date of such Commitment Amount Increase. The effective date of the Commitment Amount Increase shall be agreed upon by the Borrower and the Administrative Agent. Upon the effectiveness thereof, the new Lender(s) (or, if applicable, existing Lender(s)) shall advance Revolving Loans or Canadian Revolving Loans, as applicable, in an amount sufficient such that after giving effect to its advance each Lender, as applicable, shall have outstanding its Revolver Percentage of Revolving Loans and Canadian Revolver Percentage of Canadian Revolving Loans. It shall be a condition to such effectiveness that (i) if any Eurodollar Loans are outstanding under the Revolving Credit or if any Bankers' Acceptances or Eurodollar Loans are outstanding under the Canadian Revolving Credit on the date of such effectiveness, such Eurodollar Loans and/or Banker's Acceptances shall be deemed to be prepaid on such date and the Borrower shall pay any amounts owing to the Lenders pursuant to Section 1.13 hereof and (ii) the Borrower shall not have terminated any portion of the Revolving Credit Commitments or Canadian Revolving Credit Commitments pursuant to Section 1.14(a) hereof. The Borrower agrees to pay any reasonable expenses of the Administrative Agent relating to any Commitment Amount Increase. Notwithstanding anything herein to the contrary, no Lender shall have any obligation to increase its Revolving Credit Commitment or Canadian Revolving Credit Commitment, as applicable, and no Lender's Revolving Credit Commitment or Canadian Revolving Credit Commitment shall be increased without its consent thereto, and each Lender may at its option, unconditionally and without cause, decline to increase its Revolving Credit Commitment or Canadian Revolving Credit Commitment, as applicable.

SECTION 2. FEES.

Section 2.1. Fees. (a) *Revolving Credit Commitment Fee.* The Borrower shall pay to the Administrative Agent for the ratable account of the U.S. Lenders in accordance with their Revolver Percentages a commitment fee at the rate per annum equal to the Applicable Margin (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) on the average daily Unused Revolving Credit Commitments. Such commitment fee shall be payable quarterly in arrears on the last day of each fiscal quarter in each year and on the Revolving Credit Termination Date, unless the Revolving Credit Commitments are terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.

(b) *Canadian Revolving Credit Commitment Fee.* The Canadian Borrower shall pay to the Administrative Agent for the ratable account of the Canadian Lenders in accordance with their Canadian Revolver Percentages a commitment fee at the rate per annum equal to the Applicable Margin (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) on the average daily Unused Canadian Revolving Credit Commitments. Such commitment fee shall be payable quarterly in arrears on the last day of each fiscal quarter in each year and on the Revolving Credit Termination Date, unless the Canadian Revolving Credit Commitments are terminated in whole on an earlier date, in which event the commitment fee for the period to the date of such termination in whole shall be paid on the date of such termination.

(c) *Letter of Credit Fees.* On the date of issuance or extension, or increase in the amount, of any Letter of Credit pursuant to Section 1.2 hereof, the Borrower shall pay to the L/C Issuer for its own account an issuance fee equal to 0.125% per annum (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) of the face amount of (or of the increase in the face amount of) such Letter of Credit. Monthly in arrears, on the last day of each month in each year the Borrower shall pay to the Administrative Agent, for the ratable benefit of the U.S. Lenders in accordance with their Revolver Percentages, a letter of credit fee at a rate per annum equal to the Applicable Margin for Eurodollar Loans under the Revolving Credit (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) in effect during each day of such month applied to the daily average face amount of Letters of Credit outstanding during such month. In addition, the Borrower shall pay to the L/C Issuer for its own account the L/C Issuer's standard drawing, negotiation, amendment, and other administrative fees for each Letter of Credit. Such standard fees referred to in the preceding sentence may be established by the L/C Issuer from time to time.

(d) *Canadian Letter of Credit Fees.* On the date of issuance or extension, or increase in the amount, of any Canadian Letter of Credit pursuant to Section 1.4 hereof, the Canadian Borrower shall pay to the Canadian L/C Issuer for its own account an issuance fee equal to 0.125% per annum (computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) of the face amount of (or of the increase in the face amount of) such Canadian Letter of Credit. Monthly in arrears, on the last day of each month in each year the Canadian Borrower shall pay to the Administrative Agent, for the ratable benefit of the Canadian Lenders in accordance with their Canadian Revolver Percentages, a letter of credit fee at a rate per annum equal to the Applicable Margin for Eurodollar Loans under the Canadian Revolving Credit

(computed on the basis of a year of 365 or 366 days and the actual number of days elapsed) in effect during each day of such month applied to the daily average face amount of Canadian Letters of Credit outstanding during such month. In addition, the Canadian Borrower shall pay to the Canadian L/C Issuer for its own account the Canadian L/C Issuer's standard drawing, negotiation, amendment, and other administrative fees for each Canadian Letter of Credit. Such standard fees referred to in the preceding sentence may be established by the Canadian L/C Issuer from time to time.

(e) *Closing Fees.* The Borrower shall pay to the Administrative Agent for the benefit of the Lenders the closing fees agreed to between the Administrative Agent and the Borrower in a closing fee letter dated August 14, 2006.

(f) *Audit Fees.* The Borrower shall pay to the Administrative Agent for its own use and benefit reasonable charges for audits of the Collateral performed by the Administrative Agent or its agents or representatives in such amounts as the Administrative Agent may from time to time request (the Administrative Agent acknowledging and agreeing that such charges shall be computed in the same manner as it at the time customarily uses for the assessment of charges for similar collateral audits); *provided, however,* that in the absence of the continuation of any Event of Default, the Borrower shall not be required to pay the Administrative Agent for more than one such audit per calendar year.

(g) *Interest Act (Canada).* For the purpose of complying with *Interest Act* (Canada), it is expressly stated that where interest is calculated pursuant to a rate based on a 365 or 366 day period (the "first rate"), the yearly rate or percentage of interest to which the first rate is equivalent is the first rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366 (as may be applicable). The Canadian Borrower and the Canadian Lenders acknowledge and agree that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates and that the rates of interest charged under this Agreement in respect of Obligations owing by the Canadian Borrower are intended to be based on the nominal rate method and are not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

SECTION 3. PLACE AND APPLICATION OF PAYMENTS.

Section 3.1. Place and Application of Payments. All payments of principal of and interest on the Loans, Reimbursement Obligations and Canadian Reimbursement Obligations, and of all other Obligations payable by the Borrower or Canadian Borrower under this Agreement and the other Loan Documents, shall be made by (i) the Borrower to the Administrative Agent by no later than 12:00 Noon (Chicago time) on the due date thereof at the office of the Administrative Agent in Chicago, Illinois (or such other location in the State of Illinois as the Administrative Agent may designate to the Borrower) and (ii) the Canadian Borrower to the Administrative Agent by no later than 12:00 Noon (Toronto time) on the due date thereof at such office in Canada as the Administrative Agent has previously specified to the Canadian Borrower, in each case for the benefit of the Lender or Lenders entitled thereto. Any payments received after such time shall be deemed to have been received by the Administrative

Agent on the next Business Day. All such payments shall be made in (i) U.S. Dollars or (ii) in the case of amounts payable hereunder in Canadian Dollars (including, without limitation, payments on account of Canadian Prime Rate Loans (or interest thereon), Bankers' Acceptances or Canadian Reimbursement Obligations), in Canadian Dollars, in immediately available funds at the place of payment, in each case without set-off or counterclaim. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest on Loans and on Reimbursement Obligations and Canadian Reimbursement Obligations in which the Lenders have purchased Participating Interests ratably to the applicable Lenders and like funds relating to the payment of any other amount payable to any Lender to such Lender, in each case to be applied in accordance with the terms of this Agreement.

Anything contained herein to the contrary notwithstanding but subject to the further provisions of this Section 3, all payments and collections received in respect of the Obligations and all proceeds of the Collateral received, in each instance, by the Administrative Agent or any of the Lenders after the occurrence and during the continuation of an Event of Default shall be remitted to the Administrative Agent and distributed as follows:

(a) first, to the payment of any outstanding costs and expenses incurred by the Administrative Agent, and any security trustee therefor, in monitoring, verifying, protecting, preserving or enforcing the Liens on the Collateral, in protecting, preserving or enforcing rights under the Loan Documents, and in any event all costs and expenses of a character which the Borrower has agreed to pay the Administrative Agent under Section 13.15 hereof (such funds to be retained by the Administrative Agent for its own account unless it has previously been reimbursed for such costs and expenses by the Lenders, in which event such amounts shall be remitted to the Lenders to reimburse them for payments theretofore made to the Administrative Agent);

(b) second, to the payment of principal and interest on the Loans (including Bankers' Acceptances), Swing Loans, unpaid Reimbursement Obligations, unpaid Canadian Reimbursement Obligations, together with amounts to be held by the Administrative Agent as collateral security for any outstanding L/C Obligations and Canadian L/C Obligations (until the Administrative Agent is holding an amount of cash equal to the then outstanding amount of all such L/C Obligations and Canadian L/C Obligations), unpaid fees and other Obligations due under the Loan Documents, and Hedging Liability, the aggregate amount paid to, or held as collateral security for, the Lenders and, in the case of Hedging Liability, their Affiliates to whom such Obligations and Hedging Liability are owed to be allocated *pro rata* in accordance with the aggregate unpaid amounts owing to each;

(c) third, to the payment of all other unpaid Obligations and all other indebtedness, obligations, and liabilities of the Borrower, Canadian Borrower, and Guarantors secured by the Loan Documents (including, without limitation, Funds Transfer and Deposit Account Liability) to be allocated *pro rata* in accordance with the aggregate unpaid amounts owing to each holder thereof; and

(d) fourth, to the Borrower, Canadian Borrower, or whoever else may be lawfully entitled thereto.

Section 3.2 Implementation of CAM. (a)(i) On the CAM Exchange Date, to the extent not otherwise prohibited by a requirement of law or otherwise, each US Lender shall immediately be deemed to have acquired (and shall promptly make payment therefor to the Administrative Agent in accordance with Section 1.16) participations in the Swing Loans in an amount equal to such US Lender's Revolver Percentage of each Swing Loan outstanding on such date and (ii) except as provided in clause (iii) below, all Loans outstanding in Canadian Dollars (*"Loans to be Converted"*) shall be converted into U.S. Dollars (calculated on the basis of the relevant exchange rate as of the Business Day immediately preceding the CAM Exchange Date) (*"Converted Loans"*), (iii) on each date on or after the CAM Exchange Date on which any Bankers' Acceptances shall mature such Bankers' Acceptances (*"Acceptances to be Converted"*) shall be converted into Canadian Revolving Loans denominated in U.S. Dollars (calculated on the basis of the exchange rate as of the Business Day immediately preceding such maturity date) (*"Converted Acceptances"*) and (iv) on the CAM Exchange Date (with respect to Loans described in the foregoing clause (ii)), and on the respective maturity date (with respect to Bankers' Acceptances described in the foregoing clause (iii)) each Lender severally, unconditionally and irrevocably agrees that it shall purchase or sell in U.S. Dollars a participating interest in the Loans and Converted Acceptances in an amount equal to its CAM Percentage of (x) the outstanding principal amount of the Loans and (y) the face amount of matured Bankers' Acceptances, as applicable, such that in lieu of the interest of each Lender in each Credit in which it shall participate prior to the CAM Exchange Date, such Lender shall hold an interest in every one of the Credits whether or not such Lender shall have previously participated therein, equal to such Lender's CAM Percentage thereof on the CAM Exchange Date. All Converted Loans and Converted Acceptances (which shall have been converted into Canadian Revolving Loans denominated in U.S. Dollars) shall bear interest at the rate which would otherwise be applicable to Base Rate Loans. Each Lender, the Borrower and the Canadian Borrower hereby consents and agrees to the CAM Exchange, and each Lender agrees that the CAM Exchange shall be binding upon its successors and assigns and any person that acquires a participation in its interests in any Credit. Each of the Borrower and the Canadian Borrower agrees from time to time to execute and deliver to Administrative Agent all instruments and documents as Administrative Agent shall reasonably request to evidence and confirm the respective interests of the Lenders after giving effect to the CAM Exchange.

(b) If, for any reason, the Loans to be Converted or Acceptances to be Converted, as the case may be, may not be converted into U.S. Dollars in the manner contemplated by paragraph (a) of this Section 3.2, (i) Administrative Agent shall determine the U.S. Dollar Equivalent of the Loans to be Converted or Acceptances to be Converted, as the case may be (calculated on the basis of the exchange rate as of the Business Day immediately preceding the date on which such conversion would otherwise occur pursuant to paragraph (a) of this Section 3.2) and such determination shall be utilized to determine the CAM Percentage of each Lender and the participations to be exchanged.

(c) As a result of the CAM Exchange, upon and after the CAM Exchange Date, each payment received by Administrative Agent pursuant to any Loan Document in respect of the

Designated Obligations, and each distribution made by Administrative Agent pursuant to any Collateral Document in respect of the Designated Obligations, shall be distributed to the Lenders *pro rata* in accordance with their respective CAM Percentages. Any direct payment received by a Lender upon or after the CAM Exchange Date, including by way of setoff, in respect of a Designated Obligation shall be paid over to Administrative Agent for distribution to the Lenders in accordance herewith.

Section 3.3 Letters of Credit. (a) In the event that on the CAM Exchange Date any Letter of Credit shall be outstanding and undrawn in whole or in part, or any amount drawn under a Letter of Credit shall not have been reimbursed by the Borrower or with the proceeds of a U.S. Revolving Loan, each U.S. Lender shall promptly pay over to Administrative Agent, in immediately available funds in U.S. Dollars, an amount equal to such U.S. Lender's Revolver Percentage of such undrawn face amount or (to the extent it has not already done so) such unreimbursed drawing, as the case may be, together with interest thereon from the CAM Exchange Date to the date on which such amount shall be paid to Administrative Agent at the rate that would be applicable at the time to a Base Rate Loan, in a principal amount equal to such amount. Administrative Agent shall establish a separate interest bearing account or accounts for each U.S. Lender (each, a *"U.S. LC Reserve Account"*) for the amounts received with respect to each such Letter of Credit pursuant to the preceding sentence. Administrative Agent shall deposit in each Lender's U.S. LC Reserve Account such Lender's CAM Percentage of the amounts received from the U.S. Lenders as provided above. Administrative Agent shall have sole dominion and control over each U.S. LC Reserve Account, and the amounts deposited in each LC Reserve Account shall be held in such LC Reserve Account until withdrawn as provided in paragraph (b), (c), or (d) below. Administrative Agent shall maintain records enabling it to determine the amounts paid over to it and deposited in the U.S. LC Reserve Accounts in respect of each Letter of Credit and the amounts on deposit in respect of each Letter of Credit attributable to each Lender's CAM Percentage. The amounts held in each Lender's U.S. LC Reserve Account shall be held as a reserve against the outstanding L/C Obligations, shall be the property of such Lender, shall not constitute Loans to or give rise to any claim of or against the Borrower and shall not give rise to any obligation on the part of the Borrower to pay interest to such U.S. Lender, it being agreed that the reimbursement obligations in respect of Letters of Credit shall arise only at such times as drawings are made thereunder, as provided in Section 1.2.

(b) In the event that after the CAM Exchange Date any drawing shall be made in respect of a Letter of Credit, Administrative Agent shall withdraw from the U.S. LC Reserve Account of each U.S. Lender any amounts, up to the amount of such Lender's CAM Percentage of such drawing, deposited in respect of such Letter of Credit and remaining on deposit in satisfaction of the reimbursement obligations of the U.S. Lenders under subsection (d) of Section 1.2. In the event any U.S. Lender shall default on its obligation to pay over any amount to Administrative Agent in respect of any Letter of Credit as provided in this Section 3.3, the Administrative Agent shall, in the event of a drawing thereunder, have a claim against such U.S. Lender to the same extent as if such U.S. Lender had defaulted on its obligations under subsection (d) of Section 3.3, but shall have no claim against any other Lender in respect of such defaulted amount, notwithstanding the exchange of interests in Borrowers' reimbursement obligations pursuant to Section 3.2. Each other U.S. Lender shall have a claim against such defaulting U.S. Lender for any damages sustained by it as a result of such default, including, in

the event such Letter of Credit shall expire undrawn, its CAM Percentage of the defaulted amount.

(c) In the event that after the CAM Exchange Date any Letter of Credit shall expire undrawn, Administrative Agent shall withdraw from the U.S. LC Reserve Account of each Lender the amount remaining on deposit therein in respect of such Letter of Credit and distribute such amount to such Lender.

(d) Pending the withdrawal by any Lender of any amounts from its U.S. LC Reserve Account as contemplated by the above paragraphs, Administrative Agent will, at the direction of such Lender and subject to such rules as Administrative Agent may prescribe for the avoidance of inconvenience, invest such amounts in cash and cash equivalents. Each Lender shall have the right, at intervals reasonably specified by Administrative Agent, to withdraw the earnings on investments so made by Administrative Agent with amounts in its U.S. LC Reserve Account and to retain such earnings for its own account.

Section 3.4 Canadian Letters of Credit. (a) In the event that on the CAM Exchange Date any Canadian Letter of Credit shall be outstanding and undrawn in whole or in part, or any amount drawn under a Canadian Letter of Credit shall not have been reimbursed by the Canadian Borrower or with the proceeds of a Canadian Revolving Loan, each Canadian Lender shall promptly pay over to Administrative Agent, in immediately available funds in Canadian Dollars, an amount equal to such Canadian Lender's Revolver Percentage of such undrawn face amount or (to the extent it has not already done so) such unreimbursed drawing, as the case may be, together with interest thereon from the CAM Exchange Date to the date on which such amount shall be paid to Administrative Agent at the rate that would be applicable at the time to a Base Rate Loan, in a principal amount equal to such amount. Administrative Agent shall establish a separate interest bearing account or accounts for each Canadian Lender (each, a *"Canadian LC Reserve Account"*) for the amounts received with respect to each such Canadian Letter of Credit pursuant to the preceding sentence. Administrative Agent shall deposit in each Lender's Canadian LC Reserve Account such Lender's CAM Percentage of the amounts received from the Canadian Lenders as provided above. Administrative Agent shall have sole dominion and control over each Canadian LC Reserve Account, and the amounts deposited in each LC Reserve Account shall be held in such LC Reserve Account until withdrawn as provided in paragraph (b), (c), or (d) below. Administrative Agent shall maintain records enabling it to determine the amounts paid over to it and deposited in the Canadian LC Reserve Accounts in respect of each Canadian Letter of Credit and the amounts on deposit in respect of each Canadian Letter of Credit attributable to each Lender's CAM Percentage. The amounts held in each Lender's Canadian LC Reserve Account shall be held as a reserve against the outstanding L/C Obligations, shall be the property of such Lender, shall not constitute Loans to or give rise to any claim of or against the Canadian Borrower and shall not give rise to any obligation on the part of the Canadian Borrower to pay interest to such Canadian Lender, it being agreed that the reimbursement obligations in respect of Canadian Letters of Credit shall arise only at such times as drawings are made thereunder, as provided in Section 1.4.

(b) In the event that after the CAM Exchange Date any drawing shall be made in respect of a Canadian Letter of Credit, Administrative Agent shall withdraw from the Canadian

LC Reserve Account of each Canadian Lender any amounts, up to the amount of such Lender's CAM Percentage of such drawing, deposited in respect of such Canadian Letter of Credit and remaining on deposit in satisfaction of the reimbursement obligations of the Canadian Lenders under subsection (d) of Section 1.4. In the event any Canadian Lender shall default on its obligation to pay over any amount to Administrative Agent in respect of any Canadian Letter of Credit as provided in this Section 3.3, the Administrative Agent shall, in the event of a drawing thereunder, have a claim against such Canadian Lender to the same extent as if such Canadian Lender had defaulted on its obligations under subsection (d) of Section 3.3, but shall have no claim against any other Lender in respect of such defaulted amount, notwithstanding the exchange of interests in Canadian Borrowers' reimbursement obligations pursuant to Section 3.2. Each other Canadian Lender shall have a claim against such defaulting Canadian Lender for any damages sustained by it as a result of such default, including, in the event such Canadian Letter of Credit shall expire undrawn, its CAM Percentage of the defaulted amount.

(c) In the event that after the CAM Exchange Date any Canadian Letter of Credit shall expire undrawn, Administrative Agent shall withdraw from the Canadian LC Reserve Account of each Lender the amount remaining on deposit therein in respect of such Canadian Letter of Credit and distribute such amount to such Lender.

(d) Pending the withdrawal by any Lender of any amounts from its Canadian LC Reserve Account as contemplated by the above paragraphs, Administrative Agent will, at the direction of such Lender and subject to such rules as Administrative Agent may prescribe for the avoidance of inconvenience, invest such amounts in cash and cash equivalents. Each Lender shall have the right, at intervals reasonably specified by Administrative Agent, to withdraw the earnings on investments so made by Administrative Agent with amounts in its Canadian LC Reserve Account and to retain such earnings for its own account.

SECTION 4. THE COLLATERAL AND GUARANTIES.

Section 4.1. Collateral. The Obligations, Hedging Liability and Funds Transfer, Deposit Account Liability and Note Purchase Agreement Obligations shall be secured by (a) valid, perfected and enforceable Liens on all right, title and interest of (i) STA Holdings, the Borrower and each Domestic Subsidiary in all capital stock and equity interests held by such Person in each of its Domestic Subsidiaries and in 65% of all capital stock and equity interests held by such Person in each of its Foreign Subsidiaries, in each case, whether now owned or hereafter formed or acquired, and all proceeds thereof and (ii) the Canadian Borrower, each of its Subsidiaries and any parent entity of the Canadian Borrower organized under the laws of Canada in all capital stock and equity interests held by such Person in each of its Subsidiaries, whether now owned or hereafter formed or acquired, and all proceeds thereof, and (b) valid, perfected (subject to the proviso appearing at the end of this sentence) and enforceable Liens on all right, title and interest of STA Holdings, the Borrower, each Domestic Subsidiary, and the Canadian Borrower, each of its Subsidiaries and any parent entity of the Canadian Borrower organized under the laws of Canada in all accounts and accounts receivable, notes and notes receivable, contract rights (excluding any contracts which cannot be assigned or pledged pursuant to their terms except to the extent such contracts are assignable pursuant to Section 9-408 of the Uniform Commercial Code as in effect in the relevant state), instruments, documents, chattel paper,

general intangibles (including, without limitation, patents, trademarks, tradenames, copyrights, and other intellectual property rights, but in any event excluding applications for trademarks based on "intent to use"), investment property, inventory, farm products, machinery, equipment, fixtures, deposit accounts, and, subject to Section 4.3 hereof, real estate, whether now owned or hereafter acquired or arising, and all proceeds thereof; *provided, however,* that: (i) the Lien of the Administrative Agent on Property subject to a Capital Lease or conditional sale agreement or subject to a purchase money lien, in each instance to the extent permitted hereby, shall be subject to the rights of the lessor or lender thereunder (and shall only constitute Collateral hereunder to the extent not restricted thereby), (ii) until an Event of Default has occurred and is continuing and thereafter until otherwise required by the Administrative Agent or the Required Lenders, Liens on deposit accounts maintained by the Borrower and each Subsidiary in proximity to its operations (A) for the purpose of paying amounts owing (as opposed to receiving collections of the Collateral as provided in Section 4.2 below) need not be perfected provided that the total amount on deposit at any one time not so perfected (i) shall not exceed $150,000 in any one account or (ii) shall not exceed $1,500,000 in the aggregate for all such accounts and (B) for the purpose of paying payroll need not be perfected so long as such accounts exclusively hold money deposited to pay payroll and such deposits are not made more than two days in advance of the date on which such payroll is due, (iii) Liens on notes and notes receivable and Liens on vehicles which are subject to a certificate of title law need not be perfected provided that the total value of such property at any one time not so perfected shall not exceed $1,000,000 in the aggregate, (iv) the Lien of the Administrative Agent on owned real property shall not be required to be perfected until 60 days after the Closing Date, (v) notations of Liens on certificates of title shall be subject to the timing requirements set forth in the following provisions of this Section 4.1 and (vi) the Liens against the property, assets and undertaking of the Canadian Borrower, any Subsidiary of the Canadian Borrower and any parent entity of the Canadian Borrower organized under the laws of Canada shall only secure the Obligations owing by the Canadian Borrower. The Borrower shall deliver and shall cause each Domestic Subsidiary to deliver, such certificates of title, together with any required fee, to the appropriate Department of Motor Vehicles as soon as practicable but in any event within 45 days after the acquisition of any vehicle to cause the Administrative Agent's lien to be noted on all such certificates of title. As soon as practicable, but in any event within 45 days of the acquisition of any vehicle, the Borrower shall deliver to the Administrative Agent copies of all properly completed applications to have the Administrative Agent's Lien noted on the certificate of title therefor and, if such vehicle was previously titled, a copy of such title and, if applicable, a copy of a pay-off letter executed by any current lienholder. The Administrative Agent may release certificates of title to the Borrower in connection with contemplated dispositions of the vehicles in question. Each of the Borrower and the Canadian Borrower acknowledges and agrees that the Liens on the Collateral shall be granted to the Administrative Agent for the benefit of itself, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the Note Holders and shall be valid and perfected first priority Liens subject, however, to the proviso appearing at the end of the first sentence of this Section 4.1, in each case pursuant to one or more Collateral Documents from such Persons, each in form and substance reasonably satisfactory to the Administrative Agent.

Section 4.2. *Collections.* The Borrower shall make such arrangements as shall be necessary or appropriate to assure that all proceeds of the Collateral of the Borrower and each Subsidiary are deposited (in the same form as received) into one or more accounts maintained

by, or collected through a lockbox under the control of, the Administrative Agent, such accounts to constitute special restricted accounts or to be deposited into a blocked account with a financial institution selected by the Borrower and acceptable to the Administrative Agent pursuant to arrangements under which the balance of collected funds standing on deposit in such accounts are automatically transmitted to a cash collateral account at the Administrative Agent, the depositary banks to agree that no other withdrawals shall be permitted on such accounts. The Borrower shall cause each financial institution maintaining a blocked account to enter into an agreement with the Administrative Agent pursuant to which such financial institution acknowledges and agrees to the Administrative Agent's Lien on such blocked account and all funds therein, to waive any right of offset or bankers' lien with respect to such blocked account (other than charges for account maintenance fees charged in the ordinary course of business and returned items), and to remit all collected balances in such blocked account to the Administrative Agent. Each of the Borrower, the Canadian Borrower and their respective subsidiaries hereby acknowledges and agrees that the Administrative Agent has (and is hereby granted) a Lien on all such accounts and all funds contained therein to secure the Obligations. The Lenders agree with the Borrower and the Canadian Borrower that if and so long as no Event of Default exists, amounts on deposit in the accounts maintained with the Administrative Agent will (subject to the rules and regulations of the Administrative Agent as from time to time in effect applicable to demand deposit accounts) be made available to the Borrower or Canadian Borrower, as applicable, for use in the conduct of its business. Upon the occurrence of an Event of Default, the Administrative Agent may apply the funds on deposit in all such accounts to the Obligations then due and owing; *provided* that funds of the Canadian Borrower, any Subsidiary of the Canadian Borrower and any parent entity of the Canadian Borrower organized under the laws of Canada shall be applied only to the Obligations owing by the Canadian Borrower.

Section 4.3. Liens on Real Property. In the event that STA Holdings, the Borrower or any Subsidiary owns or hereafter acquires any owned real property with a fair market value in excess of $400,000 (or its equivalent), STA Holdings or the Borrower, as applicable, shall, or shall cause such Subsidiary to, execute and deliver to the Administrative Agent (or a security trustee therefor) a mortgage or deed of trust reasonably acceptable in form and substance to the Administrative Agent for the purpose of granting to the Administrative Agent for the benefit of itself, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the Note Holders a Lien on such real property to secure the Obligations and the Note Purchase Agreement Obligations, shall pay all taxes, costs and reasonable expenses incurred by the Administrative Agent in recording such mortgage or deed of trust, and shall within 60 days after the acquisition of such real property (or within 60 days after the Closing Date with respect to real property owned on such date), supply to the Administrative Agent at the Borrower's cost and expense a survey, hazard insurance policy, and a mortgagee's policy of title insurance from a title insurer reasonably acceptable to the Administrative Agent insuring the validity of such mortgage or deed of trust and its status as a first Lien (subject to Liens permitted by this Agreement) on the real property encumbered thereby and such other instrument, documents, certificates, and opinions reasonably required by the Administrative Agent in connection therewith. For greater certainty, all Liens granted by the Canadian Borrower, its Subsidiaries or any parent entity of the Canadian Borrower organized under the laws of Canada shall only secure the Obligations owing to the Administrative Agent, the Canadian Lenders and the Canadian L/C Issuer in respect of the Obligations owing by the Canadian Borrower.

Section 4.4. Guaranties. The payment and performance of the Obligations shall at all times be guaranteed by the Borrower, STA Holdings, STA ULC, and each direct and indirect Domestic Subsidiary of STA Holdings pursuant to the guaranty provisions of Section 12 hereof. Without limiting the provisions of the immediately preceding sentence, the payment and performance of the Obligations owing by the Canadian Borrower shall at all times be guaranteed by each direct and indirect Subsidiary of the Canadian Borrower and any parent entity of the Canadian Borrower organized under the laws of Canada, such guarantee of the Obligations owing by the Canadian Borrower to be evidenced by a guarantee to be delivered by such Subsidiaries of the Canadian Borrower in favour of the Administrative Agent in form and substance satisfactory to the Administrative Agent (a "*Canadian Borrower Subsidiary Guaranty Agreement*").

Section 4.5. Further Assurances. Each of STA Holdings, the Borrower and the Canadian Borrower agrees that it shall, and shall cause each Subsidiary to, from time to time at the request of the Administrative Agent or the Required Lenders, execute and deliver such documents and do such acts and things as the Administrative Agent or the Required Lenders may reasonably request in order to provide for or perfect or protect such Liens on the Collateral. In the event STA Holdings, the Borrower or any Subsidiary forms or acquires any other Domestic Subsidiary or the Canadian Borrower forms or acquires any other Subsidiary after the date hereof, STA Holdings and the Borrower shall within 10 Business Days of such formation or acquisition cause such newly formed or acquired Domestic Subsidiary to execute a Subsidiary Guaranty Agreement or such newly formed or acquired Subsidiary of the Canadian Borrower to execute a Canadian Borrower Subsidiary Guarantee Agreement and such Collateral Documents as the Administrative Agent may then reasonably require, and STA Holdings and the Borrower shall also deliver to the Administrative Agent, or cause such Subsidiary to deliver to the Administrative Agent, at the Borrower's cost and expense, such other instruments, documents, certificates and opinions reasonably required by the Administrative Agent in connection therewith.

Section 4.6. Canadian Further Assurances. With respect to all motor vehicles (including school buses), serial number goods, serial numbered goods and road vehicles (in each case, within the meaning of the PPSA) (in this Section 4.6, a "*Canadian Motor Vehicle*") at any time owned by the Canadian Borrower or any Subsidiary of the Canadian Borrower prior to or as at the Closing Date, the Canadian Borrower shall (a) have provided to the Administrative Agent the vehicle identification numbers (each, a "*VIN*") for such Canadian Motor Vehicles and financing statements or financing change statements satisfactory to the Administrative Agent listing such VINs shall have been registered in all appropriate jurisdictions under the PPSA as determined by the Administrative Agent in its reasonable discretion. With respect to all Canadian Motor Vehicles acquired by the Canadian Borrower or any Subsidiary of the Canadian Borrower after the Closing Date, the Canadian Borrower shall promptly, and in any event within 15 days following such acquisition of any additional Canadian Motor Vehicles, (a) provide the Administrative Agent with the VIN for each such Canadian Motor Vehicle and (b) file or caused to be filed such financing statements or financing change statements under each applicable PPSA against the VIN for each such Canadian Motor Vehicle (the Canadian Borrower shall provide a draft of any such financing statements or financing change statements to the Administrative Agent prior to the registration of any such financing statements or financing change statements

and the Canadian Borrower shall not complete any such filings without the prior written consent of the Administrative Agent).

SECTION 5. DEFINITIONS; INTERPRETATION.

Section 5.1. Definitions. The following terms when used herein shall have the following meanings:

"Acceptance Fee" means the fee payable in Canadian Dollars to each Canadian Lender in respect of Bankers' Acceptances computed in accordance with Section 1.3(c).

"Acceptance Note" has the meaning set forth in Section 1.3(d).

"Acceptance Note Lender" has the meaning set forth in Section 1.3(d).

"Acquisition" means any transaction or any series of related transactions, consummated after the date of this Agreement, by which the Borrower or any Subsidiary (i) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof, whether through purchase of assets, merger or otherwise, (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the Voting Stock in any Person or otherwise causing a Person to become a Subsidiary or (iii) merges, consolidates or otherwise combines with another Person with the Parent or the Subsidiary being the surviving entity.

"Adjusted EBITDA" means, with reference to any period of twelve fiscal months then ended, EBITDA for such period *plus* an amount calculated by the Borrower and approved by the Administrative Agent in its reasonable discretion equal to (i) the EBITDA of the Persons or assets which are the subject of each Permitted Acquisition consummated during the period adjusted for the reasonably expected savings in operating expenses resulting from such Permitted Acquisition as if such Permitted Acquisition was completed on the first day of each such period *plus* (ii) the *pro forma* EBITDA the Borrower expects to earn based upon performance of a Bid Contract entered into during the period as though the Borrower or its Subsidiary has entered into such Bid Contract on the first day of such period *plus* (iii) non-cash expenses relating to the issuance of stock based compensation associated with the STA Holdings' Equity Incentive Plan (*minus* the amount of any such expense when paid in cash to the extent not deducted in the computation of Net Income) *minus* (iv) the EBITDA attributed to any Contract during such period if such Contract terminates during the period and is not renewed, extended or otherwise continued within 30 days after the date of such termination; *provided* that any such adjustment based on expected savings in operating expenses as a result of any such Permitted Acquisition specified in clause (i) above or *pro forma* EBITDA relating to any Bid Contract specified in clause (ii) above shall be readjusted for each month after the date such Permitted Acquisition is consummated or Bid Contract commences, as applicable, if the actual savings in operating expenses realized during such month as a result of such Permitted Acquisition or EBITDA actually earned as a result of such Bid Contract is less than projected; *provided, further* that there shall be included in such determination for such period all such amounts attributable to any

Person acquired during such period pursuant to a Permitted Acquisition to the extent not subsequently sold or otherwise disposed of during such period.

"Adjusted LIBOR" is defined in Section 1.5(b) hereof.

"Administrative Agent" means Harris N.A. and any successor pursuant to Section 11.7 hereof.

"Administrative Questionnaire" means an administrative questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, another Person. A Person shall be deemed to control another Person for the purposes of this definition if such Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of the other Person, whether through the ownership of voting securities, common directors, trustees or officers, by contract or otherwise; *provided* that, in any event for purposes of this definition, any Person that owns, directly or indirectly, 10% or more of the securities having the ordinary voting power for the election of directors or governing body of a corporation or 10% or more of the partnership or other ownership interest of any other Person (other than as a limited partner of such other Person) will be deemed to control such corporation or other Person.

"Applicable BA Discount Rate" means (a) with respect to any Canadian Lender that is a Schedule I Bank, as applicable to a Bankers' Acceptance being purchased by such Schedule I Bank on any day, the CDOR Rate for bankers' acceptances having a term and face amount comparable to the term and face amount of such Bankers' Acceptance and (b) with respect to any Canadian Lender other than a Schedule I Bank, as applicable to a Bankers' Acceptance being purchased by such Canadian Lender on any day, the lesser of (i) the average (as determined by the Administrative Agent) of the respective percentage discount rates (expressed to two decimal places and rounded upward, if necessary, to the nearest 1/100th of 1%) quoted to the Administrative Agent by each Schedule II or Schedule III Reference Banks (as canvassed by the Administrative Agent in its discretion) as the percentage discount rate at which such Schedule II or Schedule III Reference Bank would, in accordance with its normal practices, at or about 10:00 A.M. (Toronto time) on such day, be prepared to purchase Bankers' Acceptances accepted by such Schedule II or Schedule III Reference Bank having a term and a face amount comparable to the term and face amount of such Bankers' Acceptance and (ii) the rate that is 0.10% per annum in excess of the rate determined pursuant to clause (a) of this definition in connection with the relevant issuance of Bankers' Acceptances.

"Applicable Margin" means, with respect to Loans, Reimbursement Obligations, and the commitment fees and letter of credit fees payable under Section 2.1 hereof, until the Pricing Date for the fiscal quarter of the Borrower ending March 31, 2007, the rates per annum shown opposite Level III below, and thereafter from one Pricing Date to the next, the Applicable Margin means a rate per annum determined in accordance with the following schedule:

Level	Senior Leverage Ratio for Such Pricing Date	Applicable Margin for Base Rate Loans under Revolving Credit, Reimbursement Obligations and Canadian Prime Rate Loans, Canadian Reimbursement Obligations and Base Rate Loans under the Canadian Revolving Credit shall be:	Applicable Margin for Eurodollar Loans under Revolving Credit and Bankers' Acceptances and Eurodollar Loans under the Canadian Revolving Credit shall be:	Applicable Margin for Commitment Fee shall be:
I	Less than 1.50 to 1.0	0%	1.50%	0.25%
II	Less than 2.0 to 1.0, but greater than or equal to 1.50 to 1.0	0.25%	1.75%	0.30%
III	Less than 2.50 to 1.00, but greater than or equal to 2.00 to 1.0	0.50%	2.00%	0.35%
IV	Greater than or equal to 2.50 to 1.0	0.75%	2.25%	0.40%

For purposes hereof, the term *"Pricing Date"* means the date on which the Administrative Agent is in receipt of the Borrower's compliance certificate for the most recent financial statements for the fiscal quarter then ended, pursuant to Section 8.5 hereof and for the fourth fiscal quarter of each fiscal year of the Borrower, the date on which the Administrative Agent is in receipt of the Borrower's compliance certificate for the year-end audit report for the fiscal year then ended, pursuant to Section 8.5 hereof. The Applicable Margin shall be established based on the Senior Leverage Ratio for the most recently completed fiscal quarter completed on or after March 31, 2007 and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If the Borrower has not delivered its financial statements by the date such financial statements (and, in the case of the year-end financial statements, audit report) are required to be delivered under Section 8.5 hereof, until such financial statements and audit report are delivered, Level IV shall apply. If the Borrower subsequently delivers such financial statements before the next Pricing Date, the Applicable Margin established by such late delivered financial statements shall take effect from the date of delivery until the next Pricing Date. In all other circumstances, the Applicable Margin established by such financial statements shall be in effect from the Pricing Date that occurs immediately after the end of the fiscal quarter covered by such financial statements until the next Pricing Date. Each determination of the Applicable Margin made by the Administrative Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined.

"Application" is defined in Sections 1.2(b) and 1.4(b) hereof.

"Approved Fund" means, with respect to a Lender, any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in

commercial loans and similar extensions of credit in the ordinary course of its business and is administered or managed by such Lender or an affiliate of such Lender.

"Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 13.12 hereof), and accepted by the Administrative Agent, in substantially the form of Exhibit F or any other form approved by the Administrative Agent.

"Authorized Representative" means those persons shown on the list of officers provided by the Borrower pursuant to Section 7.2 hereof or on any update of any such list provided by the Borrower to the Administrative Agent, or any further or different officers of the Borrower so named by any Authorized Representative of the Borrower in a written notice to the Administrative Agent.

"Available Cash" means, with respect to STA Holdings for any fiscal month (a) EBITDA for the twelve fiscal months then ended, *less* (b) the sum of (i) Cash Interest Expense (other than interest paid on the Subordinated Notes during such period), (ii) principal payments (if any) required or made with respect to Indebtedness for Borrowed Money of STA Holdings and its Subsidiaries (other than repayments of the Revolving Loans, Canadian Revolving Loans and Swing Loans (with no reduction in the applicable Commitment)), (iii) Capital Expenditures made in cash, (iv) cash taxes paid or payable during such period, and (v) Dividends paid during such period pursuant to Section 8.12(ii), (iii) and (iv) hereof *plus* (c)(i) if such month is June, $500,000 or (ii) if such month is any month other than June, $3,500,000.

"BA Discount Proceeds" means proceeds in respect of any Bankers' Acceptance to be purchased by a Canadian Lender on any day under Section 1.3, in an amount (rounded to the nearest whole Canadian cent, and with one-half of one Canadian cent being rounded up) calculated on such day by dividing:

(a) the face amount of such Bankers' Acceptance; by

(b) the sum of one *plus* the product of:

(i) the Applicable BA Discount Rate (expressed as a decimal) applicable to such Bankers' Acceptance; and

(ii) a fraction, the numerator of which is the number of days in the term of such Bankers' Acceptance commencing on the date of acceptance of the Bankers' Acceptance and ending on, but excluding, the BA Maturity Date, and the denominator of which is 365;

with such product being rounded up or down to the fifth decimal place and .000005 being rounded up.

"BA Maturity Date" means, with respect to any Bankers' Acceptance, the date that is 30, 60, 90 or 180 days, as the Canadian Borrower may elect in the applicable Notice of Borrowing or

Notice of Continuation/Conversion, after the date of issuance of such Bankers' Acceptance specified in such Notice of Borrowing or Notice of Continuation/Conversion; provided that:

(a) any BA Maturity Date that would otherwise fall on a day which is not a Business Day shall be extended to the next succeeding Business Day, and

(b) no BA Maturity Date may fall after the Revolving Credit Termination Date.

"Bankers' Acceptance" or *"BA"* means a bill of exchange denominated in Canadian Dollars drawn by the Canadian Borrower and accepted by a Canadian Lender pursuant to Section 1.3, including a depository bill issued in accordance with the Depository Bills and Notes Act (Canada); *provided* that, to the extent the context shall require, each Acceptance Note shall be deemed to be a Bankers' Acceptance.

"Base Rate" is defined in Section 1.5(a) hereof.

"Base Rate Loan" means a Loan bearing interest at a rate specified in Section 1.5(a) hereof.

"Bid Contracts" means each new contract entered into by the Borrower or any Subsidiary after the Closing Date relating to the transportation of students or other related activities for which the Borrower or such Subsidiary is committed to incur start-up costs, purchase new equipment, including without limitation, school buses, or to make capital improvements.

"Borrower" is defined in the introductory paragraph of this Agreement.

"Borrowing" means the total of Loans of a single type advanced, continued for an additional Interest Period, or converted from a different type into such type by the Lenders under a Credit on a single date and, in the case of Eurodollar Loans, for a single Interest Period. Borrowings of Loans are made and maintained ratably from each of the Lenders under a Credit according to their Percentages of such Credit. A Borrowing is *"advanced"* on the day Lenders advance funds comprising such Borrowing to the Borrower or Canadian Borrower, as applicable, is *"continued"* on the date a new Interest Period for the same type of Loans commences for such Borrowing, and is *"converted"* when such Borrowing is changed from one type of Loans to the other, all as requested by the Borrower pursuant to Section 1.7(a) hereof. Borrowings of Swing Loans are made by the Administrative Agent in accordance with the procedures set forth in Section 1.16 hereof.

"Business Day" means any day (other than a Saturday or Sunday) on which banks are not authorized or required to close in Chicago, Illinois and (i) if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a Eurodollar Loan, on which banks are dealing in U.S. Dollar deposits in the interbank eurodollar market in London, England, (ii) if the applicable Business Day relates to the advance or continuation of, or conversion into, or payment of a Canadian Revolving Loan, on which banks are not authorized

or required to close in Toronto, Ontario and (iii) if the applicable Business Day relates to the giving of notices other than relating to Borrowings, any day on which banks are not authorized or required to be closed in Toronto, Ontario.

"CAM" means the mechanism for the allocation and exchange of interests in the credits and collections thereunder established under Section 3 hereof.

"CAM Exchange" means the exchange of the Lenders' interests provided for in Section 3.2.

"CAM Exchange Date" means the first date after the Closing Date on which there shall occur any event described in paragraph (j) or (k) of Section 9.1 with respect to Borrower or Canadian Borrower.

"CAM Percentage" means, as to each Lender, a fraction, expressed as a decimal to 12 decimal places, of which (a) the numerator shall be the sum of (i) the aggregate Designated Obligations owed to such Lender, (ii) such Lender's pro rata share of the aggregate outstanding L/C Obligations, if any, of such Lender, and (iii) such Lender's pro rata share of the aggregate outstanding Canadian L/C Obligations, if any, of such Lender, in each case immediately prior to the CAM Exchange Date and (b) the denominator shall be the sum of (i) the aggregate Designated Obligations owed to all the Lenders, (ii) the aggregate outstanding L/C Obligations, and (iii) the aggregate Canadian L/C Obligations in each case immediately prior to such CAM Exchange Date. For purposes of computing each Lender's CAM Percentage, all Designated Obligations which shall be denominated in an Canadian Dollars shall be converted into U.S. Dollars at the exchange rate in effect on the CAM Exchange Date.

"Canadian Base Rate" means, for any day, a rate per annum equal to the higher of (i) the rate of interest per annum established by the Bank of Montreal as the reference rate of interest then in effect for determining interest rates on commercial loans denominated in Canadian Dollars made by it in Canada and (ii) the sum of one-half of one percent *plus* the cost of funds of Bank of Montreal for such day.

"Canadian Benefit Plans" shall mean all material employee benefit plans of any nature or kind whatsoever that are not Canadian Pension Plans and are maintained or contributed to by the Parent, STA Holdings or any Subsidiary having employees in Canada.

"Canadian Borrower" is defined in the introductory paragraph of this Agreement.

"Canadian Borrower Subsidiary Guarantee Agreement" is defined in Section 4.4 hereof.

"Canadian Dollar Equivalent" means (i) the amount of any Obligation or Canadian Letter of Credit denominated in Canadian Dollars, and (ii) in relation to any Obligation denominated in U.S. Dollars, the amount of Canadian Dollars which would be realized by converting such U.S. Dollars into Canadian Dollars at the spot exchange rate quoted to the Administrative Agent, at approximately 11:00 a.m. (Chicago time) one Business Day prior to the

date on which a computation thereof is required to be made, in each case, by major banks in the interbank foreign exchange market for the purchase of Canadian Dollars for such U.S. Dollars.

"*Canadian Dollars*" and "*CAN$*" means the lawful currency of Canada.

"*Canadian L/C Issuer*" means Bank of Montreal.

"*Canadian L/C Obligations*" means the aggregate undrawn face amount of all outstanding Canadian Letters of Credit and all unpaid Canadian Reimbursement Obligations.

"*Canadian L/C Sublimit*" means CAN$1,000,000, as reduced pursuant to the terms hereof.

"*Canadian Lender*" means each bank or other financial institution listed on the signature pages hereof as a Canadian Lender, each Person which becomes a Canadian Lender pursuant to Section 13.12, and their respective successors.

"*Canadian Lending Office*" means, as to each Canadian Lender, its office located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Canadian Lending Office) or such other office, branch or Affiliate of such Canadian Lender as it may hereafter designate as its Canadian Lending Office by notice to the Borrower and the Administrative Agent; *provided* that any Canadian Lender may so designate separate Canadian Lending Offices for its Canadian Loans of different Types and currencies, in which case all references herein to the Canadian Lending Office of such Canadian Lender shall be deemed to refer to any or all of such offices, as the context may require.

"*Canadian Letters of Credit*" is defined in Section 1.4 hereof.

"*Canadian Loan*" means a Loan made pursuant to Section 1.1(b) and shall be deemed to include the acceptance and purchase of related Bankers' Acceptances.

"*Canadian Pension Plan*" shall mean each plan which is a registered pension plan for the purposes of the Income Tax Act (Canada) established, maintained or contributed to by the Parent, STA Holdings or any Subsidiary having employees in Canada.

"*Canadian Pension Regulator*" is defined in Section 9.1(h) hereof.

"*Canadian Prime Rate Loan*" means a Loan denominated in Canadian Dollars which bears interest calculated by reference to the Canadian Base Rate.

"*Canadian Revolver Percentage*" means, for each Canadian Lender, the percentage of the Revolving Credit Commitments represented by such Canadian Lender's Canadian Revolving Credit Commitment or, if the Canadian Revolving Credit Commitments have been terminated, the percentage held by such Canadian Lender of the aggregate principal amount of all Canadian Revolving Loans then outstanding.

"Canadian Revolving Loan" is defined in Section 1.1(d) hereof and, as so defined, includes a Canadian Prime Rate Loan, Bankers' Acceptance, Base Rate Loan or Eurodollar Loan, each of which is a "type" of Canadian Revolving Loan hereunder.

"Canadian Reimbursement Obligation" is defined in Section 1.4(c) hereof.

"Canadian Revolving Credit" means the credit facility for making Canadian Revolving Loans described in Sections 1.1(b) hereof.

"Canadian Revolving Credit Commitment" means, as to any Canadian Lender, the obligation of such Canadian Lender to make Canadian Revolving Loans hereunder in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Canadian Lender's name on Schedule 1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof.

"Canadian Security Agreement" means the Security Agreement dated as of July 29, 2005, by the Canadian Borrower in favor of the Administrative Agent.

"Capital Expenditures" means, with respect to the Borrower and its Subsidiaries for any period, the aggregate amount of all expenditures (whether paid in cash or accrued as a liability) by the Borrower and its Subsidiaries during that period during which, in accordance with GAAP, are or should be included as "additions to property, plant or equipment" or similar items reflected in the statement of cash flows of the Borrower and its Subsidiaries excluding any such expenditures (A) incurred in connection with a Permitted Acquisition, (B) incurred in connection with a new Bid Contract or (C) to the extent funded with any issuance by the Parent of any Income Participating Securities or any other equity securities as reasonably approved by the Administrative Agent.

"Capital Lease" means any lease of Property which in accordance with GAAP is required to be capitalized on the balance sheet of the lessee.

"Capitalized Lease Obligation" means, for any Person, the amount of the liability shown on the balance sheet of such Person in respect of a Capital Lease determined in accordance with GAAP.

"Cash Interest Expense" means, with reference to any period, the sum of all cash interest charges net of interest income (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expense, but excluding paid-in-kind interest and dividends) of the STA Holdings and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. Cash Interest Expense shall give effect to any net payments made or received by the Borrower or any of its Subsidiaries with respect to any Hedging Agreements required by Section 8.29 in effect during the applicable period (or any portion thereof).

"Change of Control" means any of (a) the acquisition by any *"person"* or *"group"* (as such terms are used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) at any time of beneficial ownership of 35% or more of the outstanding capital stock or other equity interests of the Parent on a fully-diluted basis, (b) the failure of individuals who are members of the board of directors (or similar governing body) of the Parent on the Closing Date (together with any new or replacement directors whose initial nomination for election was approved by a majority of the directors who were either directors on the Closing Date or previously so approved) to constitute a majority of the board of directors (or similar governing body) of the Parent, (c) any "Change of Control" (or words of like import), as defined in any agreement or indenture relating to any issue of Indebtedness for Borrowed Money shall occur, (d) the Parent ceases to own and control, beneficially and of record, 100% of the issued and outstanding shares of Class A common stock of STA Holdings and 80% of the issued and outstanding shares of capital stock or other equity interests of STA Holdings, (e) STA Holdings ceases to own and control, beneficially and of record, 100% of the issued and outstanding shares of capital stock or other equity interests of the Borrower or (f) the Parent shall engage at any time in any business or business activity other than: (i) the ownership of all the outstanding Class A common stock of STA Holdings, together with activities directly related thereto, and (ii) if applicable, actions required by law to maintain its status as a corporation.

"CDOR Rate" means on any date, with respect to a particular term as specified herein, the per annum rate of interest which is the rate based on an average rate applicable to Canadian Dollar bankers' acceptances for the applicable term appearing on the "Reuters Screen CDOR Page" as of 10:00 A.M. (Toronto time) on such date, or if such date is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 A.M. (Toronto time) to reflect any error in any posted rate or in the posted average annual rate); *provided, however*, if such rate does not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR Rate on any date shall be calculated as the arithmetic mean of the rates for the term referred to above applicable to Canadian Dollar bankers' acceptances quoted by the Bank of Montreal as of 10:00 A.M. (Toronto time) on such date, or if such date is not a Business Day, then on the immediately preceding Business Day.

"Closing Date" means the date of this Agreement or such later Business Day upon which each condition described in Section 7.2 shall be satisfied or waived in a manner acceptable to all Lenders in their discretion.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor statute thereto.

"Collateral" means all properties, rights, interests and privileges from time to time subject to the Liens granted to the Administrative Agent, or any security trustee therefor, by the Collateral Documents.

"Collateral Account" is defined in Section 9.4 hereof.

"Collateral Documents" means the Mortgages, the Pledge Agreement, the Security Agreement, the Canadian Security Agreement, the Intercreditor and Custodial Agreement and all

other mortgages, deeds of trust, security agreements, pledge agreements, assignments, financing statements and other documents as shall from time to time secure or relate to the Obligations or any part thereof.

"Commitments" means the Revolving Credit Commitments and the Canadian Revolving Credit Commitments.

"Contract" means each contract entered into by the Borrower or any Subsidiary providing for the transportation of students and other related activities.

"Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414 of the Code.

"Credit" means any of the Revolving Credit, the Canadian Revolving Credit, and the Swing Line.

"Credit Event" means the advancing of any Loan, any issuance of Bankers' Acceptances, the continuation of or conversion into a Eurodollar Loan, or the issuance of, or extension of the expiration date or increase in the amount of, any Letter of Credit or Canadian Letter of Credit.

"Default" means any event or condition the occurrence of which would, with the passage of time or the giving of notice, or both, constitute an Event of Default.

"Deferred Subordinated Note Interest" means, at any time, all interest accrued on the Subordinated Notes, the payment of which has been deferred pursuant to the terms of this Agreement or otherwise, to the extent remaining unpaid, together with all interest on such interest, the payment of which has been deferred pursuant to the terms of this Agreement, in each case to the extent remaining unpaid.

"Designated Obligations" means all Obligations in respect of accrued and unpaid (a) principal of and interest on the Loans (including Bankers' Acceptances and Acceptance Fees with respect thereto), (b) any fees payable with respect to Letters of Credit or Canadian Letters of Credit and (c) commitment fees payable under Section 2.1(a) or (b), whether or not the same shall at the time of any determination be due and payable under the terms of the Loan Documents.

"Disposition" means the sale, lease, conveyance, or other disposition of Property, other than sales or other dispositions expressly permitted under Section 8.10(a), 8.10(b), 8.10(e), or 8.10(f) hereof.

"Distribution" means, with respect to the Parent, STA Holdings or any of its Subsidiaries, (i) any Dividend by such Person and (ii) any payment by such Person on account of any Indebtedness that is subordinated in right of payment to the Obligations, including without limitation the Subordinated Notes, Deferred Subordinated Note Interest and Guarantees thereof.

"Dividend" means, with respect to any Person, any dividend, distribution or return on any equity capital paid in cash or any other property (excluding common equity of such Person) to the stockholders, partners or members of such Person as such, or any redemption, retirement, purchase or other acquisition of any shares of any class of its capital stock, any partnership or membership interests or other equity interests, or any options or warrants issued by such Person with respect to its capital stock or other equity interests of such Person, or the setting aside of any funds for any of the foregoing purposes. Without limiting the foregoing, "Dividends" with respect to any Person shall also include all payments made or required to be made by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes.

"Dividend Suspension Period" means any period: (i) during which STA Holdings has either deferred or unpaid Dividends on its Preferred Stock or (ii) after which STA Holdings has had an Interest Coverage Ratio for two consecutive fiscal quarters of less than 2.00 to 1.00; *provided* that such suspension period resulting from clause (ii) above shall end if STA Holdings shall subsequently have an Interest Coverage Ratio for two consecutive fiscal quarters of 2.00 to 1.00 or higher.

"Domestic Subsidiary" means any Subsidiary other than a Foreign Subsidiary.

"EBITDA" means, with reference to any period, Net Income for such period *plus* the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) foreign, federal, state and local income taxes (whether paid or deferred) for such period, (c) depreciation and amortization for such period, (d) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (e) non-cash losses in an amount acceptable to the Administrative Agent resulting from impairment charges arising from the application of SFAS No. 142 or SFAS No. 144, (f) non-cash expenses relating to the periodic valuation of the preferred and common stock of STA Holdings, (g) non-cash charges reflecting the minority interest represented by the Class B and C common stock of STA Holdings, and (h) non-cash charges reflecting the mark-to-market of hedging transactions, *less* any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of STA Holdings or the mark-to-market of hedging transactions.

"Eligible Assignee" means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent, (ii) in the case of any assignment of a Revolving Credit Commitment, the L/C Issuer, (iii) in the case of any assignment of a Canadian Revolving Credit Commitment, the Canadian L/C Issuer, and (iv) unless an Event of Default has occurred and is continuing, the Borrower (each such approval not to be unreasonably withheld or delayed); *provided* that notwithstanding the foregoing, "Eligible Assignee" shall not include the Parent, STA Holdings, the Borrower, the Canadian Borrower or any Guarantor or any of the Parent's, the Borrower's, the Canadian Borrower's or such Guarantor's Affiliates or Subsidiaries.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.

"Eurodollar Loan" means a Loan bearing interest at the rate specified in Section 1.5(b) hereof.

"Eurodollar Reserve Percentage" is defined in Section 1.5(b) hereof.

"Event of Loss" means, with respect to any Property, any of the following: (a) any loss, destruction or damage of such Property or (b) any condemnation, seizure, or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation of such Property or the requisition of the use of such Property.

"Event of Default" means any event or condition identified as such in Section 9.1 hereof.

"Existing Letters of Credit" is defined in Section 1.2(a) hereof.

"Federal Funds Rate" means the fluctuating interest rate per annum described in part (x) of clause (ii) of the definition of Base Rate appearing in Section 1.5(a) hereof.

"Foreign Subsidiary" means each Subsidiary not incorporated under the laws of the United States or of any State thereof.

"Funds Transfer and Deposit Account Liability" means the liability of STA Holdings, the Borrower or any Subsidiary owing to any of the Lenders, or any Affiliates of such Lenders, arising out of (a) the execution or processing of electronic transfers of funds by automatic clearing house transfer, wire transfer or otherwise to or from deposit accounts of STA Holdings, the Borrower and/or any Subsidiary now or hereafter maintained with any of the Lenders or their Affiliates, (b) the acceptance for deposit or the honoring for payment of any check, draft or other item with respect to any such deposit accounts, and (c) any other deposit, disbursement, and cash management services afforded to STA Holdings, the Borrower or any Subsidiary by any of such Lenders or their Affiliates.

"GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (or agencies with similar functions of comparable stature and authority within the Canadian accounting profession), which are applicable to the circumstances as of the date of determination.

"Guarantor" means (i) STA Holdings, the Borrower, STA ULC, Santa Barbara Transportation Corporation, STA of Connecticut, Inc., Goffstown Truck Center, Inc., Rick Bus Co., STA of New Jersey, Inc., STA of Pennsylvania, Inc., STA Transportation of Pittsburgh, Inc., North Bend Bus Company, Inc., Southwest Student Transportation, L.C., Krise Bus Service, Inc., Student Transportation of Vermont, Dail Transportation Inc., Ralph Pritchard Schoolbuses, Inc., STA of New York, Inc., Ledgemere Transportation, Inc., James O. Sacks, Inc., Positive Connections, Inc., Positive Connections Leasing Corp., Byrd Yeany Busing, Inc., Hudson Bus Lines, Inc., McCrillis Transportation, Inc. and Altoona Student Transportation, Inc. and (ii) each hereafter formed or acquired Domestic Subsidiary which executes a Subsidiary Guarantee Agreement.

"*Hedging Agreements*" means each interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate floor agreements, interest rate exchange agreements, foreign currency contracts, currency swap contracts, other similar interest rate or currency hedging arrangements or commodity hedging agreements with respect to fuel as the Borrower, the Canadian Borrower or any Subsidiary, as the case may be, may from time to time enter into with any one or more of the Lenders party to this Agreement or their Affiliates.

"*Hedging Liability*" means the liability of the Borrower, the Canadian Borrower or any Subsidiary to any of the Lenders or their Affiliates under any Hedging Agreement.

"*Indebtedness for Borrowed Money*" means for any Person (without duplication) (i) all indebtedness of such Person for borrowed money, whether current or funded, or secured or unsecured, including any capitalized interest thereon, (ii) all indebtedness for the deferred purchase price of Property or services, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of a default are limited to repossession or sale of such Property), (iv) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of Property subject to such mortgage or Lien, (v) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as Capital Leases in respect of which such Person is liable as lessee, (vi) any liability in respect of banker's acceptances or letters of credit, (vii) any indebtedness, whether or not assumed, secured by Liens on Property acquired by such Person at the time of acquisition thereof, and (viii) all indebtedness referred to in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which any of them have otherwise assured a creditor against loss, it being understood that the term "Indebtedness for Borrowed Money" shall not include (i) trade payables arising in the ordinary course of business, (ii) operating leases, or (iii) employment agreements and earn-out agreements (other than any cash payments thereunder that are in the nature of a deferred purchase price for an Acquisition in accordance with GAAP).

"*Initial Public Offering*" means the initial public offering of CAN$116,041,400 Income Participating Securities by the Parent, each unit of which consists of one share of common stock of the Parent and a CAN$3.487 principal amount of Subordinated Notes pursuant to that certain Prospectus dated as of December 13, 2004.

"*Intercreditor and Custodial Agreement*" means the Intercreditor and Custodial Agreement dated as of December 14, 2006 among the Administrative Agent, Computershare Trust Company, Inc., as Trustee and Harris N.A., as Custodian.

"*Interest Coverage Ratio*" is defined in Section 8.24 hereof.

"*Interest Deferral Period*" is defined in Section 8.23 hereof.

"*Interest Expense*" means, with reference to any period, the sum of all interest charges net of interest income (including imputed interest charges with respect to Capitalized Lease

Obligations and all amortization of debt discount and expense of the Borrower and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP. Interest Expense shall give effect to any net payments made or received by the Borrower or any of its Subsidiaries with respect to any Hedging Agreements required by Section 8.29 in effect during the applicable period (or any portion thereof).

"Interest Period" is defined in Section 1.8 hereof.

"Inventory" means, at any time, all inventory as reflected on the consolidated balance sheet of the Borrower and its Subsidiaries in accordance with GAAP at such time.

"L/C Issuer" means Harris N.A.

"L/C Obligations" means the aggregate undrawn face amounts of all outstanding Letters of Credit and all unpaid Reimbursement Obligations.

"L/C Sublimit" means $10,000,000, as reduced pursuant to the terms hereof.

"Lenders" means each Canadian Lender and each U.S. Lender.

"Lending Office" is defined in Section 10.4 hereof.

"Letter of Credit" is defined in Section 1.2(a) hereof.

"LIBOR" is defined in Section 1.5(b) hereof.

"Lien" means any mortgage, lien, security interest, pledge, hypothec, charge or encumbrance of any kind in respect of any Property, including the interests of a vendor or lessor under any conditional sale, Capital Lease or other title retention arrangement.

"Loan" means a Base Rate Loan, Eurodollar Loan, Canadian Prime Rate Loan or Bankers' Acceptance, each of which is a *"type"* of Loan hereunder, outstanding as a Revolving Loan or Canadian Revolving Loan, as applicable.

"Loan Documents" means this Agreement, the Notes, the Applications, the Bankers' Acceptances, the Acceptance Notes, the Collateral Documents, and each other instrument or document to be delivered hereunder or thereunder or otherwise in connection therewith.

"Material Adverse Effect" means (a) a material adverse change in, or material adverse effect upon, the operations, business, Property, or condition (financial or otherwise) of the Borrower or of the Borrower and its Subsidiaries, taken as a whole, or STA Holdings and its subsidiaries, taken as a whole, (b) a material impairment of the ability of STA Holdings, the Borrower or any Subsidiary to perform its material obligations under any Loan Document, or (c) a material adverse effect upon (i) the legality, validity, binding effect or enforceability against STA Holdings, the Borrower, the Canadian Borrower or any Subsidiary of any Loan Document or the rights and remedies of the Administrative Agent and the Lenders thereunder or (ii) the

perfection or priority of any Lien granted on a significant portion of the Collateral under any Collateral Document.

"Modified Available Cash" means, with respect to STA Holdings for any fiscal month (a) EBITDA for the twelve fiscal months then ended, *less* (b) the sum of (i) Cash Interest Expense (other than interest paid on the Subordinated Notes during such period), (ii) principal payments (if any) required or made with respect to Indebtedness for Borrowed Money of STA Holdings and its Subsidiaries (other than repayments of the Revolving Loans, Canadian Revolving Loans and Swing Loans (with no reduction in the applicable Commitment)), (iii) Capital Expenditures made in cash, (iv) cash taxes paid or payable during such period, and (v) Dividends paid during such period pursuant to Section 8.12(ii), (iii) and (iv) hereof.

"Moody's" means Moody's Investors Service, Inc.

"Mortgages" means, collectively, each mortgage or deed of trust required to be delivered to the Administrative Agent from time to time pursuant to Section 4.3 hereof, as the same may be amended, modified, supplemented or restated from time to time.

"Net Cash Proceeds" means, as applicable, (a) with respect to any Disposition by a Person, cash and cash equivalent proceeds received by or for such Person's account, net of (i) reasonable direct costs, fees and expenses relating to such Disposition, (ii) sale, use or other taxes paid or payable by such Person as a direct result of such Disposition and (iii) any repayments by the Borrower or any of its Subsidiaries of Indebtedness for Borrowed Money to the extent that (A) such Indebtedness for Borrowed Money is secured by a Lien on the Property that is the subject of such Disposition or (B) the transferee of (or holder or a Lien on) such Property requires (or such transferee's lender requires) that such Indebtedness for Borrowed Money be repaid as a condition to the purchase of such Property, (b) with respect to any Event of Loss of a Person, cash and cash equivalent proceeds received by or for such Person's account (whether as a result of payments made under any applicable insurance policy therefor or in connection with condemnation proceedings or otherwise), net of reasonable direct costs incurred in connection with the collection of such proceeds, awards or other payments; and (c) with respect to any offering of equity securities of a Person or the issuance of any Indebtedness for Borrowed Money by a Person, cash and cash equivalent proceeds received by or for such Person's account, net of reasonable legal, underwriting, and other fees and expenses incurred as a direct result thereof.

"Net Income" means, with reference to any period, the net income (or net loss) of the Borrower and its Subsidiaries for such period computed on a consolidated basis in accordance with GAAP.

"Net Worth" means, for any Person and at any time the same is to be determined, total shareholder's equity (including capital stock, additional paid-in capital and retained earnings after deducting treasury stock) which would appear on the balance sheet of such Person in accordance with GAAP.

"Note Purchase Agreement" means the Note Purchase Agreement dated as of December 14, 2006 by and among Student Transportation of America, Inc., Student Transportation of America, Holdings, Inc., Student Transportation of America, Ltd., the Noteholders from time to time party thereto and Computershare Trust Company, Inc., as Trustee.

"Note Purchase Agreement Obligations" means the *"Obligations"* as defined in the Note Purchase Agreement.

"Notes" means and includes the Revolving Notes, the Canadian Revolving Notes, the Acceptance Notes, and the Swing Note.

"Notice of Borrowing" is defined in Section 1.7(a) hereof.

"Notice of Continuation/Conversion" is defined in Section 1.7(a) hereof.

"Obligations" means all obligations of the Borrower and the Canadian Borrower to the Lenders to pay principal and interest on the Loans, all Reimbursement Obligations, all Canadian Reimbursement Obligations, all fees and charges payable hereunder, and all other payment obligations of the Borrower, the Canadian Borrower or any of STA Holdings' Subsidiaries arising under or in relation to any Loan Document, in each case whether now existing or hereafter arising, due or to become due, direct or indirect, absolute or contingent, and howsoever evidenced, held or acquired.

"Original Canadian Dollar Amount" means the amount of any Obligation denominated in Canadian Dollars and, in relation to any Loan denominated in U.S. Dollars, the Canadian Dollar Equivalent of such Loan on the day it is advanced or continued for an Interest Period.

"Parent" means Student Transportation of America Ltd., a corporation organized under the laws of Ontario, Canada.

"Participating Interest" is defined in Section 1.2(d) hereof.

"Participating Lender" is defined in Section 1.2(d) hereof.

"PBGC" means the Pension Benefit Guaranty Corporation or any Person succeeding to any or all of its functions under ERISA.

"Percentage" means for any Lender its Revolver Percentage or Canadian Revolver Percentage, as applicable.

"Permitted Acquisition" means any Acquisition made in compliance with Section 8.9(i).

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof.

"*Plan*" means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code that either (i) is maintained by a member of the Controlled Group for employees of a member of the Controlled Group or (ii) is maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions.

"*Pledge Agreement*" means that certain Pledge Agreement dated as of December 21, 2004 among STA Holdings, the Borrower and its Subsidiaries and the Administrative Agent, as the same may be amended, modified, supplemented or restated from time to time.

"*PPSA*" means the Personal Property Security Act (Ontario) and the regulations thereunder or other personal property security legislation of the applicable Canadian province or provinces (including the Civil Code of the Province of Quebec and the regulation respecting the register of personal and movable real rights thereunder), as all such legislation now exists or may from time to time hereafter be amended, modified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

"*Preferred Stock*" means the preferred stock issued by STA Holdings to STA ULC simultaneously with the receipt by STA ULC of the proceeds of the issuance of Subordinated Notes.

"*Property*" means, as to any Person, all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent balance sheet of such Person and its subsidiaries under GAAP.

"*Quoted Rate*" is defined in Section 1.16(c) hereof.

"*Receivables*" means all accounts, contract rights, instruments, chattel paper and general intangibles in which the Borrower or any of its Subsidiaries now has or hereafter acquires title to.

"*Reimbursement Obligation*" is defined in Section 1.2(c) hereof.

"*Required Lenders*" means, as of the date of determination thereof, Lenders whose outstanding Loans and interests in Letters of Credit and Canadian Letters of Credit, Unused Revolving Credit Commitments, and Unused Canadian Revolving Credit Commitments constitute more than 50% or, if there are four or fewer Lenders party hereto, two or more Lenders which constitute 66-2/3% or more of the sum of the total outstanding Loans, interests in Letters of Credit and Canadian Letters of Credit, Unused Revolving Credit Commitments, and Unused Canadian Revolving Credit Commitments of the Lenders. For purposes of calculating the "Required Lenders", an Obligation denominated in Canadian Dollars and the Unused Canadian Revolving Credit Commitments shall be calculated using the U.S. Dollars Equivalent of each such amount.

"Reuters Screen CDOR Page" means the display designated as page CDOR on the Reuters Monitor Money Rates Service or other page as may, from time to time, replace that page on that service for the purpose of displaying bid quotations for bankers' acceptances accepted by leading Canadian banks.

"Revolver Percentage" means, for each U.S. Lender, the percentage of the Revolving Credit Commitments represented by such U.S. Lender's Revolving Credit Commitment or, if the Revolving Credit Commitments have been terminated, the percentage held by such U.S. Lender (including through participation interests in Reimbursement Obligations) of the aggregate principal amount of all Revolving Loans and L/C Obligations then outstanding.

"Revolving Credit" means the credit facility for making Revolving Loans and issuing Letters of Credit described in Sections 1.1 (a) and 1.2 hereof.

"Revolving Credit Commitment" means, as to any U.S. Lender, the obligation of such U.S. Lender to make Revolving Loans and to participate in Swing Loans and Letters of Credit issued for the account of the Borrower hereunder in an aggregate principal or face amount at any one time outstanding not to exceed the amount set forth opposite such U.S. Lender's name on Schedule 1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof.

"Revolving Credit Termination Date" means December 14, 2011, or such earlier date on which the Revolving Credit Commitments are terminated in whole pursuant to Section 1.14, 9.2 or 9.3 hereof.

"Revolving Loan" is defined in Section 1.1 hereof and, as so defined, includes a Base Rate Loan or a Eurodollar Loan, each of which is a *"type"* of Revolving Loan hereunder.

"Revolving Note" is defined in Section 1.12 hereof.

"S&P" means Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc.

"Schedule I Reference Bank" shall mean any Canadian bank which is named on Schedule I to the *Bank Act* (Canada).

"Schedule II Reference Bank" or *"Schedule III Reference Bank"* shall mean any Canadian bank which is named on Schedule II or Schedule II to the *Bank Act* (Canada).

"Security Agreement" means that certain Security Agreement dated as of December 21, 2004 among STA Holdings, the Borrower, the Subsidiaries and the Administrative Agent, as the same may be amended, modified, supplemented or restated from time to time.

"Senior Leverage Ratio" means, as of the last day of any fiscal quarter of the Parent, the ratio of Total Senior Funded Debt of the Parent and its Subsidiaries as of the last day of such

fiscal quarter to Adjusted EBITDA of the Parent and its Subsidiaries for the period of four fiscal quarters then ended.

"*Senior Secured Notes*" means the "*Notes*" as defined in the Note Purchase Agreement.

"*STA Holdings*" means Student Transportation of America Holdings, Inc., a corporation organized under the laws of the State of Delaware.

"*STA ULC*" means Student Transportation of America ULC, an unlimited liability company organized under the laws of Nova Scotia, Canada.

"*Subordinated Debt*" means (i) Indebtedness for Borrowed Money issued pursuant to the Subordinated Note Documents and (ii) Indebtedness for Borrowed Money owing to any Person on terms and conditions, and in such amounts, reasonably acceptable to the Administrative Agent and the Required Lenders (as evidenced by their written approval) and which is subordinated in right of payment to the prior payment in full of the Obligations pursuant to written subordination provisions approved in writing by the Administrative Agent and the Required Lenders.

"*Subordinated Note*" means each subordinated note issued by STA ULC pursuant to the Subordinated Note Indenture.

"*Subordinated Note Documents*" means the Subordinated Note Indenture and all Subordinated Notes issued pursuant thereto.

"*Subordinated Note Indenture*" means that certain Subordinated Note Indenture, dated as of December 21, 2004 among STA ULC, and STA Holdings, and the Borrower, Santa Barbara Transportation Corp., a California corporation, Krise Bus Service, Inc., a Pennsylvania corporation, STA of Pennsylvania, Inc., a Pennsylvania corporation, Rick Bus Co., a New Jersey corporation, Southwest Student Transportation, LC, a Texas limited liability company, Goffstown Truck Center, Inc., a New Hampshire corporation, STA of Connecticut, Inc., a Connecticut corporation, Student Transportation of Canada LTD., an Ontario corporation, North Bend Bus Company, Inc., an Oregon corporation, STA of New Jersey, Inc., a New Jersey corporation, STA Transportation of Pittsburgh, Inc., a Pennsylvania corporation, Bet-Cha Transit, Inc., a Vermont corporation, Dail Transportation Inc., a New Hampshire corporation, Ralph Prichard Schoolbuses, Inc., a Pennsylvania corporation, STA of New York, Inc., a New York corporation, Ledgemere Transportation Inc., a Maine corporation, as Guarantors and Computershare Trust Company of Canada, as Trustee.

"*Subordinated Note Interest Payment Date*" means the 15th day of each calendar month commencing with February 15, 2005.

"*Subsidiary*" means, as to any particular parent corporation or organization, any other corporation or organization more than 50% of the outstanding Voting Stock of which is at the time directly or indirectly owned by such parent corporation or organization or by any one or more other entities which are themselves subsidiaries of such parent corporation or organization.

The term *"Subsidiary"* means a subsidiary of Parent or of any of its direct or indirect Subsidiaries.

"Subsidiary Guarantee Agreement" means a letter to the Administrative Agent in the form of Exhibit G hereto executed by a Subsidiary whereby it acknowledges it is party hereto as a Guarantor under Section 12 hereof.

"Swing Line" means the credit facility for making one or more Swing Loans described in Section 1.16 hereof.

"Swing Line Sublimit" means $2,000,000, as reduced pursuant to the terms hereof.

"Swing Loan" and *"Swing Loans"* each is defined in Section 1.16 hereof.

"Swing Note" is defined in Section 1.12 hereof.

"Total Funded Debt" means, at any time the same is to be determined, the sum of (A) the aggregate of all Indebtedness for Borrowed Money of the Parent and its Subsidiaries at such time other than the Revolving Loans and Canadian Revolving Loans, *plus* (B) the aggregate outstanding principal amount of Revolving Loans, Canadian Revolving Loans and Swing Loans and the *"Revolving Loans," "Term Loans," "Acquisition Loans,"* and *"Canadian Acquisition Loans"* under the Existing Credit Agreement the proceeds of which are used to finance a Permitted Acquisition or Bid Contract, *plus* (C) the daily average aggregate outstanding principal amount of the Revolving Loans, Canadian Revolving Loans and Swing Loans and the *"Revolving Loans," "Canadian Revolving Loans"* and *"Swing Loans"* under the Existing Credit Agreement for the twelve month period then ended the proceeds of which are used for any purpose other than the finance of a Permitted Acquisition or Bid Contract.

"Total Leverage Ratio" means, as of the last day of any fiscal quarter of the Parent, the ratio of Total Funded Debt of the Parent and its Subsidiaries as of the last day of such fiscal quarter to Adjusted EBITDA of the Parent and its Subsidiaries for the period of four fiscal quarters then ended.

"Total Revenue" means the total revenue of the Parent and its Subsidiaries as shown on the most recent annual financial statements of the Parent delivered pursuant to Section 8.5 hereof.

"Total Senior Funded Debt" means, at any time the same is to be determined, Total Funded Debt at such time *minus* the principal balance (including capitalized interest) of Subordinated Debt of STA Holdings and its Subsidiaries then outstanding.

"U.S. Dollars" and *"$"* each means the lawful currency of the United States of America.

"U.S. Dollar Equivalent" means (a) the amount of any Obligation or Letter of Credit denominated in U.S. Dollars, (b) in relation to any Obligation denominated in Canadian Dollars, the amount of U.S. Dollars which would be realized by converting such Canadian Dollars into

U.S. Dollars at the spot exchange rate quoted to the Administrative Agent, at approximately 11:00 a.m. (Chicago time) one Business Day prior to the date on which a computation thereof is required to be made, in each case, by major banks in the interbank foreign exchange market for the purchase of U.S. Dollars for such Canadian Dollars.

"U.S. Lender" means each bank or other financial institution listed on the signature pages hereof as a U.S. Lender, each Person which becomes a U.S. Lender pursuant to Section 13.12, and their respective successors.

"Unfunded Vested Liabilities" means, for any Plan at any time, the amount (if any) by which the present value of all vested nonforfeitable accrued benefits under such Plan exceeds the fair market value of all Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the Controlled Group to the PBGC or the Plan under Title IV of ERISA.

"Unused Canadian Revolving Credit Commitments" means, at any time, the difference between the Canadian Revolving Credit Commitments then in effect and the aggregate outstanding principal amount of Canadian Revolving Loans and Canadian L/C Obligations.

"Unused Revolving Credit Commitments" means, at any time, the difference between the Revolving Credit Commitments then in effect and the aggregate outstanding principal amount of Revolving Loans and L/C Obligations.

"VIN" is defined in Section 4.6 hereof.

"Voting Stock" of any Person means capital stock or other equity interests of any class or classes (however designated) having ordinary power for the election of directors or other similar governing body of such Person, other than stock or other equity interests having such power only by reason of the happening of a contingency.

"Welfare Plan" means a "welfare plan" as defined in Section 3(1) of ERISA.

"Wholly-owned Subsidiary" means a Subsidiary of which all of the issued and outstanding shares of capital stock (other than directors' qualifying shares as required by law) or other equity interests are owned by STA Holdings and/or one or more Wholly-owned Subsidiaries within the meaning of this definition.

Section 5.2. Interpretation. The foregoing definitions are equally applicable to both the singular and plural forms of the terms defined. The words *"hereof"*, *"herein"*, and *"hereunder"* and words of like import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to time of day herein are references to Chicago, Illinois, time unless otherwise specifically provided. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, it shall be done in accordance with GAAP except where such principles are inconsistent with the specific provisions of this Agreement.

Section 5.3. *Change in Accounting Principles.* If, after the date of this Agreement, there shall occur any change in GAAP from those used in the preparation of the financial statements referred to in Section 6.5 hereof and such change shall result in a change in the method of calculation of any financial covenant, standard or term found in this Agreement, either the Borrower or the Required Lenders may by notice to the Lenders and the Borrower, respectively, require that the Lenders and the Borrower negotiate in good faith to amend such covenants, standards, and term so as equitably to reflect such change in accounting principles, with the desired result being that the criteria for evaluating the financial condition of the Borrower and its Subsidiaries shall be the same as if such change had not been made. No delay by the Borrower or the Required Lenders in requiring such negotiation shall limit their right to so require such a negotiation at any time after such a change in accounting principles. Until any such covenant, standard, or term is amended in accordance with this Section 5.3, financial covenants shall be computed and determined in accordance with GAAP in effect prior to such change in accounting principles. Without limiting the generality of the foregoing, the Borrower shall neither be deemed to be in compliance with any financial covenant hereunder nor out of compliance with any financial covenant hereunder if such state of compliance or noncompliance, as the case may be, would not exist but for the occurrence of a change in accounting principles after the date hereof.

SECTION 6. REPRESENTATIONS AND WARRANTIES.

Each of STA Holdings, the Borrower and the Canadian Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

Section 6.1. *Organization and Qualification.* Each of STA Holdings and the Borrower is duly organized, validly existing and in good standing as a corporation under the laws of the jurisdiction of its organization, has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect.

Section 6.2. *Subsidiaries.* Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, as the case may be, has full and adequate power to own its Property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the Property owned or leased by it requires such licensing or qualifying, except where the failure to do so would not have a Material Adverse Effect. As of the date hereof, Schedule 6.2 hereto identifies each Subsidiary, the jurisdiction of its incorporation or organization, as the case may be, the percentage of issued and outstanding shares of each class of its capital stock or other equity interests owned by the relevant Borrower and the other Subsidiaries and, if such percentage is not 100% (excluding directors' qualifying shares as required by law), a description of each class of its authorized capital stock and other equity interests and the number of shares of each class issued and outstanding. All of the outstanding shares of capital stock and other equity interests of each Subsidiary are validly issued and outstanding and fully paid and nonassessable and all such

shares and other equity interests indicated on Schedule 6.2 as owned by STA Holdings, the Borrower or another Subsidiary are owned, beneficially and of record, by STA Holdings, the Borrower or such Subsidiary free and clear of all Liens other than the Liens granted in favor of the Administrative Agent for the benefit of the Lenders pursuant to the Collateral Documents. There are no outstanding commitments or other obligations of any Subsidiary to issue, and no options, warrants or other rights of any Person to acquire, any shares of any class of capital stock or other equity interests of any Subsidiary.

Section 6.3. Authority and Validity of Obligations. The Borrower has full right and authority to enter into this Agreement and the other Loan Documents executed by it, to make the Borrowings herein provided for, to issue its Notes in evidence thereof, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by the Borrower, to guarantee the Obligations of the Canadian Borrower, and to perform all of its obligations hereunder and under the other Loan Documents executed by it. The Canadian Borrower has full right and authority to enter into this Agreement and the other Loan Documents executed by it, to make the Borrowings herein provided for, to issue its Notes in evidence thereof, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by the Borrower, and to perform all of its obligations hereunder and under the other Loan Documents executed by it. Each of STA Holdings and each Subsidiary has full right and authority to enter into the Loan Documents executed by it, to guarantee the Obligations of the Borrower and the Canadian Borrower in accordance with the terms of this Agreement, to grant to the Administrative Agent the Liens described in the Collateral Documents executed by such Person, and to perform all of its obligations under the Loan Documents executed by it. The Loan Documents delivered by STA Holdings, the Borrower and by each Subsidiary have been duly authorized, executed and delivered by such Person and constitute valid and binding obligations of such Person enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law); and this Agreement and the other Loan Documents do not, nor does the performance or observance by STA Holdings, the Borrower or any Subsidiary of any of the matters and things herein or therein provided for, (a) contravene or constitute a default under any provision of law or any judgment, injunction, order or decree binding upon STA Holdings, the Borrower or any Subsidiary or any provision of the charter, articles of incorporation or by-laws, articles of association or operating agreement, partnership agreement, or other consistent document of STA Holdings, the Borrower or any Subsidiary, (b) contravene or constitute a default under any covenant, indenture or agreement of or affecting STA Holdings, the Borrower or any Subsidiary or any of its Property, in each case where such contravention or default, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (c) result in the creation or imposition of any Lien on any Property of STA Holdings, the Borrower or any Subsidiary other than the Liens granted in favor of the Administrative Agent pursuant to the Collateral Documents.

Section 6.4. Use of Proceeds; Margin Stock. The Borrower and the Canadian Borrower shall use the proceeds of the Revolving Credit and the Canadian Revolving Credit, as applicable, for their respective general working capital purposes and for such other legal and proper purposes, including, without limitation, refinancing then existing Indebtedness for Borrowed

Money, the payment of Dividends permitted to be paid hereunder, to finance Permitted Acquisitions, and the purchase of vehicles related to new Bid Contracts, as are consistent with all applicable laws. Neither STA Holdings, the Borrower nor any Subsidiary is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation T, U and X of the Board of Governors of the Federal Reserve System), and no part of the proceeds of any Loan or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. Margin stock (as hereinabove defined) constitutes less than 25% of those assets of STA Holdings, the Borrower and its Subsidiaries which are subject to any limitation on sale, pledge, or other restriction hereunder.

Section 6.5. Financial Reports. The Consolidated Balance Sheet of the Parent and its Subsidiaries as at June 30, 2006, and the related Consolidated Statements of Operations and Acccumulated Deficit, and Consolidated Statement of Cash Flows of the Parent and its Subsidiaries for the fiscal year then ended, and accompanying notes thereto, which financial statements are accompanied by the unqualified audit report of Ernst & Young LLP, independent public accountants, and the unaudited interim consolidated balance sheet of the Parent as at September 30, 2006, and the related consolidated statements of income and cash flows of the Parent and its Subsidiaries for the three (3) months then ended, furnished to the Administrative Agent and the Lenders on or prior to the Closing Date, fairly present the consolidated financial condition of the Parent and its Subsidiaries as at said dates and the consolidated results of their operations and cash flows for the periods then ended in conformity with GAAP (except for the absence of footnotes and year-end adjustments in the case of unaudited financial statements) applied on a consistent basis. Neither the Parent nor any Subsidiary has contingent liabilities which are material to it other than as indicated on such financial statements or, with respect to future periods, on the financial statements furnished pursuant to Section 8.5 hereof.

Section 6.6. No Material Adverse Change. Since June 30, 2006, there has been no change in the condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

Section 6.7. Full Disclosure. The written statements and written information furnished to the Administrative Agent and the Lenders in connection with the negotiation of this Agreement and the other Loan Documents and the commitments by the Lenders to provide all or part of the financing contemplated hereby as supplemented from time to time prior to the Closing Date and taken as a whole do not contain any untrue statements of a material fact or omit a material fact necessary to make the material statements contained herein or therein not misleading in light of circumstances existing at the time made, the Administrative Agent and the Lenders acknowledging that as to any projections or forward looking statements furnished to the Administrative Agent and the Lenders, the Borrower only represents that the same were prepared on the basis of information and estimates the Borrower believed at the time to be reasonable (it being recognized by the Lenders that: (1) projections and forward looking statements reflect the Borrower's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts; (2) projections or forward looking

statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved; (3) a number of factors could cause actual results to differ materially from the amounts projected, expressed or implied in any projections or forward-looking statement of Borrower, including, but not limited to, the factors discussed under "Risk Factors" in the Parent's Annual Information Form, a copy of which can be obtained at www.sedar.com; (4) material factors and assumptions that were relied upon in making the projections or forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance; (5) any projections or forward-looking statements are made as of the date of this Agreement; and (6) actual results may differ from projected results).

Section 6.8. Trademarks, Franchises, and Licenses. Except as would not cause a Material Adverse Effect, STA Holdings, the Borrower and its Subsidiaries own, possess, or have the right to use all necessary patents, licenses, franchises, trademarks, trade names, trade styles, copyrights, trade secrets, know how and confidential commercial and proprietary information to conduct their businesses as now conducted, without known conflict with any patent, license, franchise, trademark, trade name, trade style, copyright or other proprietary right of any other Person.

Section 6.9. Governmental Authority and Licensing. STA Holdings, the Borrower and each Subsidiary have received all licenses, permits, and approvals of all Federal, state, local, and foreign governmental authorities, if any, necessary to conduct their businesses, in each case where the failure to obtain or maintain the same could reasonably be expected to have a Material Adverse Effect. No investigation or proceeding which, if adversely determined, could reasonably be expected to result in revocation or denial of any material license, permit, or approval is pending or, to the knowledge of the Borrower, threatened.

Section 6.10. Good Title. STA Holdings, the Borrower and each Subsidiary have good and defensible title (or valid leasehold interests) to their assets as reflected on the most recent consolidated balance sheet of STA Holdings and its Subsidiaries furnished to the Administrative Agent and the Lenders (except for sales of assets in the ordinary course of business or in accordance with this Agreement), subject to no Liens other than such thereof as are permitted by Section 8.8 hereof.

Section 6.11. Litigation and Other Controversies. Except as disclosed on Schedule 6.11, there is no litigation or governmental proceeding or labor controversy pending, nor to the knowledge of the Borrower threatened, against the Parent, STA Holdings, the Borrower or any Subsidiary which if adversely determined could reasonably be expected to have a Material Adverse Effect.

Section 6.12. Taxes. All Canadian (federal and provincial), Federal and other material tax returns required to be filed by the Parent, STA Holdings, the Borrower or any Subsidiary in any jurisdiction have, in fact, been filed (or extensions have been timely filed), and all material taxes, assessments, fees and other governmental charges upon the Parent, STA Holdings, the Borrower

or any Subsidiary or upon any of its Property, income or franchises, which are shown to be due and payable in such returns, have been paid, except such taxes, assessments, fees and governmental charges, if any, as (i) are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and as to which adequate reserves established in accordance with GAAP have been provided or (ii) could not reasonably be expected to have a Material Adverse Effect. Neither STA Holdings nor the Borrower knows of any proposed additional tax assessment against it or its Subsidiaries for which adequate provisions in accordance with GAAP have not been made on their accounts. Adequate provisions in accordance with GAAP for taxes on the books of the Parent, STA Holdings, the Borrower and each Subsidiary have been made for all taxable years for which the period of assessment of United States Federal and Canadian (federal and provincial) income taxes has not expired.

Section 6.13. Approvals. No authorization, consent, license, or exemption from, or filing or registration with, any court or governmental department, agency or instrumentality, nor any approval or consent of the stockholders of the Parent, STA Holdings, the Borrower or any Subsidiary, or any other Person, is or will be necessary to the valid execution, delivery or performance by the Parent. STA Holdings, the Borrower or any Subsidiary of any Loan Document, except for such approvals which have been obtained prior to the date of this Agreement and remain in full force and effect.

Section 6.14. Affiliate Transactions. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is a party to any contracts or agreements with any of its Affiliates on terms and conditions which are less favorable to STA Holdings, the Borrower or such Subsidiary than would be usual and customary in similar contracts or agreements between Persons not affiliated with each other.

Section 6.15. Investment Company. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

Section 6.16. ERISA. Except as could not reasonably be expected to have a Material Adverse Effect, the Parent, STA Holdings, the Borrower and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in substantial compliance in all material respects with ERISA and the Code to the extent applicable to it and has not incurred any liability to the PBGC or a Plan under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA. Except as could not reasonably be expected to have a Material Adverse Effect, none of the Parent, STA Holdings, the Borrower nor any Subsidiary has any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in article 6 of Title I of ERISA.

Section 6.17. Compliance with Laws. The Parent, STA Holdings, the Borrower and each Subsidiary are in compliance with the requirements of all federal, provincial, state and local laws, rules and regulations applicable to or pertaining to their Property or business operations (including, without limitation, the Occupational Safety and Health Act of 1970, the Americans

with Disabilities Act of 1990, and laws and regulations establishing quality criteria and standards for air, water, land and toxic or hazardous wastes and substances, to the extent such laws are applicable), where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. None of the Parent, STA Holdings, the Borrower nor any Subsidiary has received notice to the effect that its operations are not in compliance with any of the requirements of applicable federal, state or local environmental, health, and safety statutes and regulations or is the subject of any governmental investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste or substance into the environment, where any such non-compliance or remedial action, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 6.18. Other Agreements. None of the Parent, STA Holdings, the Borrower nor any Subsidiary is in default under the terms of any covenant, indenture or agreement of or affecting such Person or any of its Property, which default if uncured could reasonably be expected to have a Material Adverse Effect.

Section 6.19. Solvency. The Borrower and its Subsidiaries, taken as a whole, and STA Holdings and its Subsidiaries, taken as a whole, are solvent, able to pay their debts as they become due, and have sufficient capital to carry on their business and all businesses in which they are about to engage.

Section 6.20. No Default. No Default or Event of Default has occurred and is continuing.

Section 6.21. Subordinated Debt. This Agreement constitutes the *"New Credit Facility"* within the meaning of the Subordinated Note Documents. This Agreement, together with the other Loan Documents constitute *"Senior Lender Indebtedness"* within the meaning of the Subordinated Note Documents. The Obligations hereunder constitute *"Designated Senior Indebtedness"* and *"Senior Indebtedness"* within the meaning of the Subordinated Note Documents and the holders thereof from time to time shall be entitled to all of the rights of a holder of *"Designated Senior Indebtedness"* and *"Senior Indebtedness"* pursuant to the Subordinated Note Documents.

Section 6.22. Canadian Pension Plans. The Canadian Pension Plans are duly registered under the *Income Tax Act* (Canada) and all other applicable laws which require registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans and Canadian Benefit Plans and any funding agreements therefor have been performed in a timely fashion, in each case where the failure to do so could reasonably be expected to have a Material Adverse Effect. To the knowledge of STA Holdings, the Borrower and the Canadian Borrower there have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans by the Parent, STA Holdings or any Subsidiary. To the knowledge of STA Holdings, the Borrower and the Canadian Borrower, there are no material outstanding disputes concerning the assets of the Canadian Pension Plans or the Canadian Benefit Plans. Based on the most recent actuarial valuations filed with government authorities (including, without limitation, the Canadian Pension Regulator), (i) each of the Canadian Pension Plans was

fully funded on a solvency basis as of the date of such actuarial valuations, (ii) no retirement plan constituted under a Canadian Pension Plan or Canadian Benefit Plan was unfunded and (iii) no group insurance plan had a deficit reserve.

Section 6.23 Other Canadian Matters. There are no collective bargaining agreements in effect between the Canadian Borrower or any of its Subsidiaries and any labour union and neither the Canadian Borrower nor any of its Subsidiaries is under any obligation to assume any collective bargaining agreement to or conduct any negotiations with any labour union with respect to any future agreements. Each of the Canadian Borrower and its Subsidiaries has remitted on a timely basis all amounts required to have been withheld and remitted (including withholdings from employee wages and salaries relating to income tax, employment insurance and Canadian Pension Plan contributions), goods and services tax and all other amounts which if not paid when due could result in the creation of a statutory Lien against any of its property or assets, except for Liens permitted by Section 8.8 hereof.

SECTION 7. CONDITIONS PRECEDENT.

The obligation of each Lender to advance, continue or convert any Loan (other than the continuation of, or conversion into, a Base Rate Loan or Canadian Prime Rate Loan) or of the L/C Issuer or the Canadian L/C Issuer to issue, extend the expiration date (including by not giving notice of non-renewal) of or increase the amount of any Letter of Credit or Canadian Letter of Credit, as applicable, under this Agreement, shall be subject to the following conditions precedent:

Section 7.1. All Credit Events. At the time of each Credit Event hereunder:

(a) each of the representations and warranties set forth herein and in the other Loan Documents shall be and remain true and correct in all material respects as of said time, except to the extent the same expressly relate to an earlier date;

(b) no Default or Event of Default shall have occurred and be continuing or would occur as a result of such Credit Event;

(c) in the case of a Borrowing, the Administrative Agent shall have received the notice required by Section 1.3 or 1.7 hereof, in the case of the issuance of any Letter of Credit or any Canadian Letter of Credit, the L/C Issuer or Canadian L/C Issuer, as applicable, shall have received a duly completed Application for such Letter of Credit, or Canadian Letter of Credit, as applicable, together with any fees called for by Section 2.1 hereof, and, in the case of an extension or increase in the amount of a Letter of Credit or Canadian Letter of Credit, as applicable, a written request therefor in a form acceptable to the L/C Issuer or Canadian L/C Issuer, as applicable, together with fees called for by Section 2.1 hereof;

(d) such Credit Event shall not violate any order, judgment or decree of any court or other authority or any provision of law or regulation applicable to the

Administrative Agent or any Lender (including, without limitation, Regulation U of the Board of Governors of the Federal Reserve System) as then in effect;

(e) the Administrative Agent shall be satisfied that the outstanding Obligations hereunder will not, after providing such accommodation, exceed the then maximum available amount permitted hereunder;

(f) in the case of each Loan, Letter of Credit or Canadian Letter of Credit the advancing, amending or issuing of which causes the sum of the aggregate principal amount of the Loans, L/C Obligations and Canadian L/C Obligation to exceed the amount set forth in Section 4.02(b)(i) of Subordinated Note Indenture (as such amount may be amended from time to time), the Administrative Agent shall have received evidence satisfactory to it that after giving effect to such Credit Event, the Parent is in compliance with the indebtedness incurrence test contained in Section 4.02 of the Subordinated Note Indenture; and

(g) neither the Administrative Agent nor any Canadian Lender shall have received any order or demand in respect of the Canadian Borrower under Section 224(1.1) of the Income Tax Act (Canada) or any similar Canadian federal or provincial statute.

Each request for a Borrowing hereunder and each request for the issuance of, increase in the amount of, or extension of the expiration date of, a Letter of Credit or Canadian Letter of Credit shall be deemed to be a representation and warranty by the Borrower and Canadian Borrower on the date on such Credit Event as to the facts specified in subsections (a) through (c), both inclusive, of this Section.

Section 7.2. Initial Credit Event. Before or concurrently with the initial Credit Event:

(a) the Administrative Agent shall have received for each Lender this Agreement duly executed by STA Holdings, the Borrower, the Canadian Borrower, the Guarantors and the Lenders;

(b) the Administrative Agent shall have received for each Lender such Lender's duly executed Notes of the Borrower and Canadian Borrower dated the date hereof and otherwise in compliance with the provisions of Section 1.12 hereof;

(c) the Administrative Agent shall have received the Second Amendment to Pledge Agreement duly executed by STA Holdings, the Borrower and its Subsidiaries, together with (i) original stock certificates or other similar instruments or securities representing all of the issued and outstanding shares of capital stock or other equity of the Borrower and each Domestic Subsidiary, 65% of all issued and outstanding capital stock of each Foreign Subsidiary, (ii) stock powers for the Collateral consisting of the stock or other equity interest of the Borrower and each Domestic Subsidiary executed in blank and undated, and (iii) UCC financing statements to be filed against STA Holdings, the

Borrower and each Domestic Subsidiary, as debtor, in favor of the Administrative Agent, as secured party;

(d) the Administrative Agent shall have received evidence of insurance required to be maintained under the Loan Documents;

(e) the Administrative Agent shall have received for each Lender copies of STA Holdings', the Borrower's, the Canadian Borrower's and each Domestic Subsidiary's articles of incorporation and bylaws (or comparable constituent documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary;

(f) the Administrative Agent shall have received for each Lender copies of resolutions of STA Holdings', the Borrower's, the Canadian Borrower's and each Domestic Subsidiary's Board of Directors authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, together with specimen signatures of the persons authorized to execute such documents on behalf of STA Holdings, the Canadian Borrower, the Borrower and each Domestic Subsidiary, all certified in each instance by its Secretary or Assistant Secretary;

(g) the Administrative Agent shall have received for each Lender copies of the certificates of good standing for STA Holdings, the Borrower, the Canadian Borrower, and each Subsidiary (dated no earlier than 30 days prior to the date hereof) from the office of the secretary of the state of its incorporation or organization;

(h) the Administrative Agent shall have received for each Lender a list of the Borrower's Authorized Representatives;

(i) the Administrative Agent shall have received for itself and for the Lenders the initial fees as agreed between the Borrower and Administrative Agent pursuant to the fee letter referred to in Section 2.1(e) hereof;

(j) the Administrative Agent shall have received for each Lender the favorable written opinion of counsel to STA Holdings, the Borrower, the Canadian Borrower and each Subsidiary, in form and substance reasonably satisfactory to the Administrative Agent;

(k) financing statements or their provincial equivalent shall have been filed against the Canadian Borrower and each of its Subsidiaries (and against each of the VINs of their Canadian Motor Vehicles) under the PPSA in each relevant province in Canada with priority satisfactory to the Administrative Agent in its discretion;

(l) the Administrative Agent shall have received a Compliance Certificate demonstrating to the Administrative Agent's satisfaction that (i) Adjusted EBITDA for the twelve (12) calendar month period ended September 30, 2006 is not less than

$30,000,000, (ii) the Total Leverage Ratio for the same twelve (12) calendar month period is less than 4.10 to 1.0 and the Senior Leverage Ratio for the same twelve (12) calendar month period is less than 1.75 to 1.0;

(m) the capital and organizational structure of the Parent, Borrower and Subsidiaries shall be satisfactory to the Administrative Agent and the Lenders, including an aggregate principal amount of Subordinated Debt of not less than CAN $85,000,000, and the Borrower shall have received Net Cash Proceeds of the issuance of the Senior Secured Notes in an amount not less than $35,000,000;

(n) the Administrative Agent shall have received a closing balance sheet of the Parent adjusted to give effect to the initial Credit Event hereunder and the issuance of the Senior Secured Notes, together with five-year projected financial statements, all in form and substance acceptable to the Administrative Agent;

(o) the Administrative Agent shall have received a fully executed Intercreditor and Custodial Agreement; and

(p) the Administrative Agent shall have received for the account of the Lenders such other agreements, instruments, documents, certificates, and opinions as the Administrative Agent or any Lender may reasonably request.

SECTION 8. COVENANTS.

STA Holdings, the Borrower and Canadian Borrower agree that, so long as any credit is available to or in use by the Borrower or Canadian Borrower hereunder, except to the extent compliance in any case or cases is waived in writing pursuant to the terms of Section 13.13 hereof:

Section 8.1. Maintenance of Business. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, preserve and maintain its existence, except as otherwise provided in Section 8.10(c) hereof. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, preserve and keep in force and effect all licenses, permits, franchises, approvals, patents, trademarks, trade names, trade styles, copyrights and other proprietary rights necessary to the proper conduct of its business where the failure to do so could reasonably be expected to have a Material Adverse Effect. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, amend any of its organizational documents in a manner that could reasonably be expected to have a material adverse effect on the interests of the Lenders hereunder.

Section 8.2. Maintenance of Properties. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, maintain, preserve and keep its property, plant and equipment in good repair, working order and condition (ordinary wear and tear excepted) and shall from time to time make all needful and proper repairs, renewals, replacements, additions and betterments thereto so that at all times the efficiency thereof shall be fully preserved and maintained, except in each case to the extent that, in the reasonable business judgment of such Person, any such Property is no longer necessary for the proper conduct of the business of such Person.

Section 8.3. Taxes and Assessments. STA Holdings and the Borrower shall duly pay and discharge, and shall cause each Subsidiary to duly pay and discharge, all material taxes, rates, assessments, fees and governmental charges upon or against it or its Property, in each case before the same become delinquent and before penalties accrue thereon, unless and to the extent that the same are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves are provided therefor.

Section 8.4. Insurance. STA Holdings and the Borrower shall insure and keep insured, and shall cause each Subsidiary to insure and keep insured, with good and responsible insurance companies with a general policyholder service rating of not less than A1 as rated in the most current available Best's Insurance Report, all insurable Property owned by it which is of a character usually insured by Persons similarly situated and operating like Properties against loss or damage from such hazards and risks, and in such amounts, as are insured by Persons similarly situated and operating like Properties; and STA Holdings and the Borrower shall insure, and shall cause each Subsidiary to insure, such other hazards and risks (including, without limitation, employers' and public liability risks) with good and responsible insurance companies with a general policyholder service rating of not less than A1 as rated in the most current available Best's Insurance Report as and to the extent usually insured by Persons similarly situated and conducting similar businesses. STA Holdings and the Borrower shall in any event maintain, and cause each Subsidiary to maintain, insurance on the Collateral to the extent required by the Collateral Documents. STA Holdings and the Borrower shall, upon the request of the Administrative Agent, furnish to the Administrative Agent and the Lenders a certificate setting forth in summary form the nature and extent of the insurance maintained pursuant to this Section.

Section 8.5. Financial Reports. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, maintain a standard system of accounting in accordance with GAAP and shall furnish to the Administrative Agent, each Lender and each of their duly authorized representatives such information respecting the business and financial condition of the Parent, the Borrower and each Subsidiary as the Administrative Agent or such Lender may reasonably request; and without any request, shall furnish to the Administrative Agent and the Lenders:

(a) as soon as available, and in any event within 45 days after the last day of each fiscal quarter, (i) a copy of the consolidated balance sheet of the Parent and its Subsidiaries as of the last day of such quarter and the consolidated statements of income and cash flows of the Parent and its Subsidiaries, for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail showing in comparative form the figures for the corresponding date and period in the previous fiscal year, prepared by the Parent in accordance with GAAP (subject to the absence of footnote disclosures and year-end audit adjustments) and certified to by its Chief Financial Officer or another officer of STA Holdings reasonably acceptable to the Administrative Agent together with a management discussion and analysis and (ii) a copy of the statement of income of the Parent on a stand alone basis, for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail, prepared by the Parent in accordance with GAAP (subject to the absence of footnote disclosure and year-end audit adjustments);

(b) as soon as available, and in any event within 90 days after the close of each fiscal year of the Parent, a copy of the consolidated balance sheet of the Parent and its Subsidiaries, as of the last day of the fiscal year then ended and the consolidated statements of income, retained earnings and cash flows of the Parent and its Subsidiaries, for the fiscal year then ended, and accompanying notes thereto, each in reasonable detail showing in comparative form the figures for the previous fiscal year, accompanied in the case of the consolidated financial statements by an unqualified opinion of Ernst & Young, LLP or another firm of independent public accountants of recognized national standing, selected by the Parent and reasonably satisfactory to the Administrative Agent, to the effect that the consolidated financial statements have been prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial condition of the Parent and its Subsidiaries as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(c) as soon as available, and in any event within 45 days after the last day of each calendar quarter, a certificate of the Borrower showing the Available Cash as of the end of such quarter and detailing all dividends paid by the Parent or STA Holdings and all interest paid on the Subordinated Debt during the 12 month period then ended and certified to by its Chief Financial Officer;

(d) within the period provided in subsection (b) above, the written statement of the accountants who certified the audit report thereby required that in the course of their audit they have obtained no knowledge of any Default or Event of Default, or, if such accountants have obtained knowledge of any such Default or Event of Default, they shall disclose in such statement the nature and period of the existence thereof;

(e) promptly after receipt thereof, any additional written reports, management letters or other detailed information contained in writing concerning significant aspects of the Parent's or any Subsidiary's operations and financial affairs given to it by its independent public accountants;

(f) promptly after the sending or filing thereof, copies of each financial statement, report, notice or proxy statement sent by the Parent or any Subsidiary to its stockholders or other equity holders, and copies of each regular, periodic or special report, registration statement or prospectus filed by the Parent or any Subsidiary with any securities exchange or the Securities and Exchange Commission or any successor agency;

(g) promptly after receipt thereof, a copy of each audit made by any regulatory agency of the books and records of the Parent or any Subsidiary or of notice of any material noncompliance with any applicable law, regulation or guideline relating to the Parent or any Subsidiary, or its business;

(h) as soon as available, and in any event no later than 60 days after the beginning of each fiscal year of the Parent, a copy of the Parent's consolidated business plan for such fiscal year, such business plan to show the Parent's projected consolidated revenues, expenses and balance sheet on month-by-month basis, such business plan to be in reasonable detail prepared by the Parent and in form reasonably satisfactory to the Administrative Agent and the Required Lenders (which shall include a summary of all assumptions made in preparing such business plan);

(i) notice of any Change in Control; and

(j) promptly after knowledge thereof shall have come to the attention of any responsible officer of STA Holdings or the Borrower, written notice of any threatened or pending litigation or governmental proceeding or labor controversy against the Parent, STA Holdings, the Borrower or any Subsidiary which could reasonably be expected to have a Material Adverse Effect or of the occurrence of any Default or Event of Default hereunder.

Each of the financial statements furnished to the Lenders pursuant to subsections (a) and (b) of this Section 8.5 shall be accompanied by a written certificate in the form attached hereto as Exhibit E signed by the Chief Financial Officer of the Parent or another officer of the Parent reasonably acceptable to the Administrative Agent, to the effect that to the best of such officer's knowledge and belief no Default or Event of Default has occurred during the period covered by such statements or, if any such Default or Event of Default has occurred during such period, setting forth a description of such Default or Event of Default and specifying the action, if any, taken by the Parent or any Subsidiary to remedy the same. Such certificate shall also set forth the calculations supporting such statements in respect of Sections 8.7(g), 8.12(vii) and 8.24 through 8.27 of this Agreement.

Section 8.6. Inspection; Appraisals. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, permit the Administrative Agent, each Lender, and each of their duly authorized representatives and agents to visit and inspect any of its Property, corporate books and financial records, to examine and make copies of its books of accounts and other financial records, and to discuss its affairs, finances and accounts with, and to be advised as to the same by, its officers, employees and independent public accountants (and by this provision STA Holdings and the Borrower hereby authorize such accountants to discuss with the Administrative Agent and such Lenders the finances and affairs of STA Holdings, the Borrower and its Subsidiaries) at such reasonable times and intervals as the Administrative Agent or any such Lender may designate and, so long as no Default or Event of Default exists, with reasonable prior notice to the Borrower. The Administrative Agent may obtain (or direct the Borrower to obtain and provide to the Administrative Agent) updated appraisals of the Borrower's and its Subsidiaries' bus fleet, from time to time as the Administrative Agent may designate, which appraisal reports shall in each case be prepared by an appraiser acceptable to the Administrative Agent and be in such format and contain such detail as the Administrative Agent may request. The costs and expenses incurred in obtaining any such appraisal shall in each case be borne by the Borrower (whether obtained by the Administrative Agent or the Borrower), *provided* that,

prior to the occurrence of a Default or Event of Default, the Borrower shall not be required to pay for more than one such appraisal per calendar year.

Section 8.7. Borrowings and Guaranties. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, issue, incur, assume, create or have outstanding any Indebtedness for Borrowed Money, or subordinate any claim or demand it may have to the claim or demand of any other Person; *provided, however,* that the foregoing shall not restrict nor operate to prevent:

(a) the Obligations of STA Holdings, the Borrower and its Subsidiaries owing to the Administrative Agent and the Lenders under the Loan Documents;

(b) obligations of the Borrower or Canadian Borrower arising out of interest rate and foreign currency hedging agreements and commodity hedging agreements with respect to fuel entered into with financial institutions in the ordinary course of business;

(c) endorsement of items for deposit or collection of commercial paper received in the ordinary course of business;

(d) Indebtedness for Borrowed Money from time to time (i) owing by any Domestic Subsidiary to the Borrower in the ordinary course of business to finance working capital needs, (ii) owing by the Borrower to any Domestic Subsidiary in the ordinary course of business or (iii) owing by any Canadian Subsidiary of the Canadian Borrower to the Canadian Borrower in the ordinary course of business to finance working capital needs;

(e) Indebtedness for Borrowed Money evidenced by the Subordinated Notes and guaranties of any Subsidiary in respect thereof *provided* that all such Indebtedness for Borrowed Money shall be subordinated to payment of the Obligations on terms and conditions set forth in the Subordinated Note Indenture;

(f) Indebtedness for Borrowed Money listed on Schedule 8.7 hereof;

(g) Indebtedness for Borrowed Money and guaranties thereof represented by the Senior Secured Notes in an aggregate outstanding principal amount not in excess of $35,000,000 *minus* any principal repayments thereof; and

(h) purchase money indebtedness, Capitalized Lease Obligations and unsecured Indebtedness for Borrowed Money of the Borrower and its Subsidiaries not otherwise permitted by this Section in an amount not to exceed 15% of Total Revenues in the aggregate at any one time outstanding.

Section 8.8. Liens. Neither STA Holdings, nor the Borrower shall, nor shall it permit any Subsidiary to, create, incur or permit to exist any Lien of any kind on any Property owned by any such Person; *provided, however,* that the foregoing shall not apply to nor operate to prevent:

(a) Liens arising by statute in connection with worker's compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, statutory obligations or other similar charges (other then Liens arising under ERISA), good faith cash deposits in connection with tenders, contracts or leases to which the Borrower or any Subsidiary is a party or other cash deposits required to be made in the ordinary course of business, provided in each case that the obligation is not for borrowed money and that the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest and adequate reserves have been established therefor;

(b) mechanics', workmen's, materialmen's, landlords', carriers', or other similar Liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest;

(c) the pledge of assets for the purpose of securing an appeal, stay or discharge in the course of any legal proceeding, *provided* that the aggregate amount of liabilities of the Borrower and its Subsidiaries secured by a pledge of assets permitted under this subsection, including interest and penalties thereon, if any, shall not be in excess of $750,000 (or its U.S. Dollar Equivalent) at any one time outstanding;

(d) Liens on property of the Borrower or any Subsidiary created solely for the purpose of securing indebtedness permitted by Section 8.7(h) hereof not in excess of 10% of Total Revenues, representing or incurred to finance, refinance or refund the purchase price of Property, *provided* that no such Lien shall extend to or cover other Property of the Borrower or such Subsidiary other than the respective Property so acquired, and the principal amount of indebtedness secured by any such Lien shall at no time exceed the original purchase price of such Property, as reduced by repayments of principal thereon;

(e) any interest or title of a lessor under any operating lease;

(f) easements, rights-of-way, restrictions and other similar encumbrances against real property incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any Subsidiary;

(g) the Liens existing on the date hereof and identified on Schedule 8.8(g);

(h) the Liens granted in favor of the Administrative Agent pursuant to the Collateral Documents;

(i) Liens on cash deposited with account debtors to secure performance by the Borrower or any Subsidiary in the ordinary course of business subject to customary and reasonable terms; and

(j) set-off rights of depository institutions.

Section 8.9. Investments, Acquisitions, Loans and Advances. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, directly or indirectly, make, retain or have outstanding any investments (whether through purchase of stock or obligations or otherwise) in, or loans or advances to, any other Person, or acquire all or any substantial part of the assets or business of any other Person or division thereof; *provided, however,* that the foregoing shall not apply to nor operate to prevent:

(a) investments in direct obligations of the United States of America or of Canada or of any agency or instrumentality thereof whose obligations constitute full faith and credit obligations of the United States of America or Canada, as applicable, *provided* that any such obligations shall mature within one year of the date of issuance thereof;

(b) investments in commercial paper rated at least P-1 by Moody's and at least A-1 by S&P maturing within one year of the date of issuance thereof;

(c) investments in demand deposit accounts, checking accounts and certificates of deposit issued by any Lender or by any United States or Canadian commercial bank, in each case having capital and surplus of not less than $100,000,000 which have a maturity of one year or less;

(d) investments in repurchase obligations with a term of not more than 7 days for underlying securities of the types described in subsection (a) above entered into with any bank meeting the qualifications specified in subsection (c) above, provided all such agreements require physical delivery of the securities securing such repurchase agreement, except those delivered through the Federal Reserve Book Entry System;

(e) investments in money market funds that invest solely, and which are restricted by their respective charters to invest solely, in investments of the type described in the immediately preceding subsections (a), (b), (c), and (d) above;

(f) the Borrower's investments from time to time in its Wholly-owned Subsidiaries which are Domestic Subsidiaries, and investments made from time to time by a Subsidiary in the Borrower or another Wholly-owned Subsidiary which is a Domestic Subsidiary;

(g) the Borrower's or any Domestic Subsidiaries' investments from time to time in Foreign Subsidiaries (other than Foreign Subsidiaries organized in Canada) in an aggregate principal amount for all such Foreign Subsidiaries not to exceed $25,000 at any time outstanding and STA Holdings' or any Domestic Subsidiaries' investments from time to time in Foreign Subsidiaries organized in Canada (other than STA ULC) in an

aggregate principal amount for all such Foreign Subsidiaries not to exceed $2,500,000 at any time outstanding;

(h) intercompany advances made from time to time from (i) the Borrower to any one or more Domestic Subsidiaries in the ordinary course of business to finance working capital needs (ii) any one or more Domestic Subsidiaries to the Borrower in the ordinary course of business or (iii) the Canadian Borrower to any one or more Canadian Subsidiaries of the Canadian Borrower in the ordinary course of business to finance working capital needs;

(i) Acquisitions in a line of business related to that of the Borrower *provided* that (i) no Default, Event of Default or Dividend Suspension Period exists or would exist after giving effect to such investment, loan, or Acquisition, and (ii) in the case of an Acquisition (I) the Board of Directors or other governing body or the holders of 100% of the Voting Stock of such Person whose Property, Voting Stock or other interests in which, are being so acquired has approved the terms of such Acquisition, (II) after giving effect to any Borrowings necessary to fund such Acquisition there would be at least $3,000,000 in Unused Revolving Credit Commitments, if such Acquisition is of a Domestic Subsidiary, and CAN$3,000,000 in Unused Canadian Revolving Credit Commitments, if such Acquisition is made by the Canadian Borrower, on a *pro forma* basis after giving effect to such Acquisition (taking into account the effect of the expenditures referred to immediately hereafter) calculated as if the expenditures on equipment or capital improvements to be expended by the Borrower or its Subsidiaries in connection with such Acquisition were spent on the date such Acquisition was consummated, (III) the Borrower delivers to the Lenders (A) evidence satisfactory to the Required Lenders that it would be in compliance with Section 8.25 and 8.26 hereof on a *pro forma* basis (assuming the purchase price paid in cash was advanced hereunder as Revolving Loans or Revolving Canadian Loans and all liabilities assumed in connection with such Acquisition and all notes issued to the seller in connection with such Acquisition were incurred, on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, along with a notice detailing the expected principal amount of Revolving Loans or Canadian Revolving Loans to be incurred in connection with such Acquisition, and (B) copies of the purchase agreement and other documents executed or to be executed in connection with the Acquisition, (IV) if the portion of the purchase price for any Acquisition paid by cash *plus* the aggregate principal amount of any notes issued to the seller in connection with such Acquisition when taken together with all liabilities assumed in connection with such Acquisition exceeds $15,000,000, the Required Lenders shall have approved such Acquisition in writing;

(j) investments to the extent permitted by Section 8.7 hereof;

(k) investments in existence on the date hereof and described on Schedule 8.9 hereof;

(l) loans to any officer or employee of the Borrower or any Subsidiary in an amount not to exceed $500,000 in the aggregate at any one time outstanding for all such officers and employees;

(m) investments in Hedging Agreements required to be entered into pursuant to Section 8.28 hereof and commodity hedging agreements with respect to fuel entered into with financial institutions in the ordinary course of business and not for speculative purposes;

(n) investments in the form of deposits with suppliers in the ordinary course of business subject to reasonable and customary terms; and

(o) other investments, loans and advances in addition to those otherwise permitted by this Section in an amount not to exceed 0.85% of Total Revenues in the aggregate at any one time outstanding.

In determining the amount of investments, Acquisitions, loans and advances permitted under this Section, investments and Acquisitions shall always be taken at the original cost thereof (regardless of any subsequent appreciation or depreciation therein), and loans and advances shall be taken at the principal amount thereof then remaining unpaid.

Section 8.10. Mergers, Consolidations and Sales. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, consummate any merger or consolidation, or sell, transfer, lease or otherwise dispose of all or any part of its Property, including any disposition of Property as part of a sale and leaseback transaction, or in any event sell or discount (with or without recourse) any of its notes or Receivable; *provided, however,* that this Section shall not apply to nor operate to prevent:

(a) the sale or lease of inventory or excess or old school buses in the ordinary course of business;

(b) the sale, transfer, lease or other disposition of Property of the Borrower and its Wholly-owned Subsidiaries which are Domestic Subsidiaries to one another or which are Canadian Subsidiaries to one another;

(c) the merger of any Subsidiary of the Borrower with and into the Borrower or any Domestic Subsidiary of the Borrower or the merger or amalgamation of any Canadian Subsidiary into the Parent or a Canadian Subsidiary of the Parent *provided* that, in the case of any merger involving the Borrower, the Borrower is the corporation surviving the merger;

(d) the merger or consolidation of any Person with or into the Borrower or any Subsidiary of the Borrower if (i) in any such merger or consolidation involving the Borrower, the Borrower is the surviving or continuing corporation, (ii) in any such merger or consolidation involving a Subsidiary the corporation resulting from such merger or consolidation shall be a Subsidiary; and (iii) at the time of such merger or

consolidation and after giving effect thereto, (A) if such transaction constitutes an Acquisition, the Borrower has complied with Section 8.09 and (B) no Default or Event of Default shall have occurred and be continuing or would result after giving effect to such transaction,

(e) the sale of delinquent notes or Receivable in the ordinary course of business for purposes of collection only (and not for the purpose of any bulk sale or securitization transaction);

(f) the sale, transfer, or other disposition of any tangible personal property that, in the reasonable business judgment of the Borrower or its Subsidiary, has become uneconomical, obsolete, surplus, or worn out, and which is disposed of in the ordinary course of business; and

(g) the sale, transfer, lease, or other disposition of Property of the Borrower or any Subsidiary (including any disposition of Property as part of a sale and leaseback transaction) aggregating for the Borrower and its Subsidiaries not more than $6,000,000 during any fiscal year of the Borrower.

So long as no Default or Event of Default has occurred and is continuing or would arise as a result thereof, upon the written request of the Borrower, the Administrative Agent shall release its Lien on any Property sold pursuant to the foregoing provisions.

Section 8.11. Maintenance of Subsidiaries. Neither STA Holdings nor the Borrower shall assign, sell or transfer, nor shall it permit any Subsidiary to issue, assign, sell or transfer, any shares of capital stock of a Subsidiary; *provided, however,* that the foregoing shall not operate to prevent (a) Liens on the capital stock of Subsidiaries granted to the Administrative Agent pursuant to the Collateral Documents, (b) the issuance, sale and transfer to any Person of any shares of capital stock of a Subsidiary solely for the purpose of qualifying, and to the extent legally necessary to qualify, such Person as a director of such Subsidiary, and (c) any transaction permitted by Section 8.10(c) above.

Section 8.12. Dividends and Certain Other Restricted Payments. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, (a) declare or pay any Distribution or (b) directly or indirectly purchase, redeem, or otherwise acquire or retire any of its capital stock or warrants to purchase any of its capital stock; *provided, however,* that:

(i) any Subsidiary of the Borrower may declare and pay cash Distributions to the Borrower;

(ii) so long as (A) no Interest Deferral Period is in effect pursuant to Section 8.23, (B) all Deferred Subordinated Note Interest has been paid in full, (C) no Dividend Suspension Period is in effect, and (D) after giving effect to such Distribution the sum of the lesser of (1) the sum of Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments and (2) cash of STA Holdings and its Subsidiaries shall be at least $2,000,000, the Borrower may declare and pay Dividends to

the holders of its capital stock (other than Preferred Stock) monthly on each Dividend Payment Date, in an amount that does not exceed the Available Cash as of the last day of the fiscal month for which the most recent financial statements have been delivered *minus* Distributions pursuant to clauses (iii) and (iv) below since the end of such fiscal month;

(iii) subject to the terms of Article 11 of the Subordinated Note Indenture and so long as (A) no Interest Deferral Period is in effect and (B) after giving effect to such Distribution the sum of the lesser of (1) the sum of the Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments and (2) cash of STA Holdings and its Subsidiaries shall be at least $2,000,000, the Borrower may pay dividends to STA Holdings which may in turn pay dividends to STA ULC in an amount that does not exceed the Available Cash for the most recently ended fiscal month for which financial statements have been delivered *minus* Distributions pursuant to clause (ii) above and (iv) below since the end of such fiscal month in an amount sufficient to permit STA ULC to pay interest on the Subordinated Notes and interest on the Deferred Subordinated Note Interest in cash on each Subordinated Note Interest Payment Date, plus an amount not to exceed the U.S. Dollar Equivalent of CAN $500,000 (or such other increased amount as may be consented to by the Administrative Agent in its discretion) in any year to permit STA ULC to pay ordinary business expenses;

(iv) subject to the terms of the Article 10 of the Subordinated Note Indenture and so long as (A) no Interest Deferral Period is in effect and (B) all Interest on the Subordinated Notes has been paid in full (other than Deferred Subordinated Note Interest) the Borrower may pay Dividends to STA Holdings which may in turn pay Dividends to STA ULC in an amount not to exceed Available Cash for the most recently ended fiscal month for which financial statements have been delivered *minus* Distributions pursuant to clause (ii) above and (iii) above since the end of such fiscal month to pay the Deferred Subordinated Note Interest on each Subordinated Note Interest Payment Date from Available Cash;

(v) redemptions and/or repurchases of capital stock owned by officers or employees of the Borrower whose employment has been terminated shall not exceed $1,500,000 in the aggregate for all such transactions from and after the Closing Date;

(vi) The Borrower may pay Dividends to STA Holdings which in turn shall be used by STA Holdings to repurchase the Class B, Series One Shares of STA Holdings in accordance with Article IV, Section 3 of the Certificate of Incorporation of STA Holdings *provided* that immediately prior to and after giving effect to the payment of such Dividend (A) no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (B) the Borrower delivers to the Administrative Agent evidence satisfactory to the Administrative Agent that the Borrower would be in compliance with Sections 8.25 and 8.26 hereof on a *pro forma* basis (assuming the amount of such Dividend was advanced as a Revolving Loan on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, respectively;

(vii) The Borrower may pay Dividends to STA Holdings which in turn may pay Dividends to (i) STA ULC to permit STA ULC to repurchase Subordinated Notes or (ii) the Parent to permit the Parent to purchase for redemption Income Participating Securities of the Parent in an aggregate principal amount from the Closing Date not to exceed $5,000,000 and, to the extent applicable, otherwise in compliance with Section 8.21 hereof;

(viii) The Borrower may pay dividends to STA Holdings which in turn shall be used by STA Holdings to redeem the Class B, Series Two Shares of STA Holdings provided that immediately prior to and after giving effect to the payment of such Dividend (A) no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (B) the Borrower delivers to the Administrative Agent evidence satisfactory to the Administrative Agent that the Borrower would be in compliance with Sections 8.25 and 8.26 hereof on a *pro forma* basis (assuming any Indebtedness for Borrowed Money incurred to fund such Dividend was incurred on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, respectively; and

(ix) STA Holdings may restructure and/or refinance its Class B, Series Two Shares of common stock (or options to purchase or securities convertible into such shares) pursuant to the following: (a) a conversion whereby the Class B, Series Two Shares would be converted or would be convertible into common shares of the Parent or Income Participating Securities; a redemption of the Class B, Series Two shares for which such common shares or Income Participating Securities were issued in consideration; an exchange of the Class B, Series Two shares for such common shares or Income Participating Securities; a transaction similar to the foregoing whereby options to purchase Class B, Series Two Shares would become options to purchase such common shares or Income Participating Securities; or another transaction having a substantially similar effect to the transactions described immediately above; or (b) a redemption of the Class B, Series Two Shares with the net proceeds of an equity offering of the Parent or the net proceeds of an Income Participating Securities offering; *provided* that and no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing or would result after giving effect to such transaction,

provided further that immediately prior to and after giving effect to any such (a) Distribution, or redemption and/or repurchase under clauses (ii), (iii), (iv) or (v) above no Event of Default under Sections 9.1(a), (b), (i), (j) or (k) shall have occurred and be continuing or (b) Dividend and repurchase under clause (vi) above no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing.

Section 8.13. ERISA. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its Property. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly notify the Administrative Agent and each Lender of: (a) the occurrence of any reportable event (as defined in ERISA) with respect to a Plan, (b) receipt of

any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor, (c) its intention to terminate or withdraw from any Plan, and (d) the occurrence of any event with respect to any Plan which would result in the incurrence by the Parent, STA Holdings, the Borrower or any Subsidiary of any material liability, fine or penalty, or any material increase in the contingent liability of STA Holdings, the Borrower or any Subsidiary with respect to any post-retirement Welfare Plan benefit.

Section 8.14. Compliance with Laws. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, comply in all respects with the requirements of all federal, state and local laws, rules, regulations, ordinances and orders applicable to or pertaining to its Property or business operations, where any such non-compliance, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or result in a Lien upon any of its Property.

Section 8.15. Burdensome Contracts with Affiliates. Except as permitted by this Agreement, neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, enter into any contract, agreement or business arrangement with any of its Affiliates (other than with Wholly-owned Subsidiaries) on terms and conditions which are less favorable to the Borrower or such Subsidiary than would be usual and customary in similar contracts, agreements or business arrangements between Persons not affiliated with each other.

Section 8.16. No Changes in Fiscal Year. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, change its fiscal year from its present basis.

Section 8.17. Formation of Subsidiaries. Promptly upon the formation or acquisition of any Subsidiary, STA Holdings shall provide the Administrative Agent and the Lenders notice thereof and timely comply with the requirements of Section 4 hereof including, without limitation, the execution and delivery (i) by any Domestic Subsidiary of a Subsidiary Guarantee Agreement and (ii) by any Canadian Subsidiary of the Canadian Borrower or any parent entity of the Canadian Borrower organized under the laws of Canada of a Canadian Borrower Subsidiary Guarantee Agreement.

Section 8.18. Nature of Business. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, engage in any business or activity if as a result the general nature of the business of the Borrower or any Subsidiary would be changed in any material respect from the general nature of the business engaged in by it as of the date of the Closing Date and reasonable extensions thereof; it being understood that the operation of a business or activity in Canada of the general nature of the business engaged in by the Borrower and its Subsidiaries as of the date of the Closing Date and reasonable extensions thereof shall not be a violation of this Section 8.18.

Section 8.19. Use of Loan Proceeds. The Borrower shall use the credit extended under this Agreement solely for the purposes set forth in, or otherwise permitted by, Section 6.4 hereof.

Section 8.20. No Restrictions. Neither STA Holdings nor the Borrower shall permit any Subsidiary to, directly or indirectly create or otherwise cause or suffer to exist or become

effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to: (a) pay dividends or make any other distribution on any Subsidiary's capital stock or other equity interests owned by the Borrower or any other Subsidiary, (b) pay any indebtedness owed to the Borrower or any other Subsidiary, (c) make loans or advances to the Borrower or any other Subsidiary, (d) transfer any of its Property to the Borrower or any other Subsidiary, or (e) guarantee the Obligations and/grant Liens on its assets to the Administrative Agent as required by the Loan Documents, except for such encumbrances or restrictions on the ability of any Subsidiary to transfer any of its property to the Borrower or any other Subsidiary or on the ability of the Borrower or any Subsidiary to grant Liens to the Administrative Agent existing under or by reason of (i) non-assignment provisions in any contract if it is customary to include such provisions in any such contract and (ii) purchase money indebtedness obligations for Property acquired in accordance with Section 8.7(g) by a Subsidiary that impose restrictions on the ability to transfer or grant Liens on the Property so acquired.

Section 8.21. Subordinated Debt. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, amend or modify any of the terms or conditions relating to Subordinated Debt in a manner adverse to the Lenders (including any such amendment which results in a more restrictive provision from the perspective of STA Holdings, the Borrower or any Subsidiary) or make any voluntary prepayment thereof or effect any voluntary redemption thereof or make any other payment on account of Subordinated Debt if any such other payment is prohibited under the terms of any instrument or agreement subordinating the same to the Obligations, or pay any interest thereon in cash if it is permitted to pay same through issuance of additional subordinated obligations. Notwithstanding the foregoing, STA ULC may repurchase a portion of the Subordinated Notes in an aggregate principal amount from the Closing Date not to exceed $5,000,000 *provided* that: (i) immediately prior to and after giving effect to such purchase no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (ii) STA ULC shall immediately upon such purchase cause such Subordinated Notes to be cancelled by the Trustee under the Subordinated Note Indenture.

Section 8.22. STA Holdings' Use of Distributions from Borrower. STA Holdings shall promptly utilize, and shall cause its Subsidiaries to promptly utilize, the proceeds of any and all Distributions from the Borrower on the Borrower's capital stock received by it from time to time for the purposes expressly contemplated in Section 8.12 and for no other purpose. Any such amounts received from time to time by STA Holdings that are not so applied within five Business Days of receipt shall be transferred by STA Holdings to the Borrower as a capital contribution.

Section 8.23. Deferral of Subordinated Note Interest. If on any Subordinated Note Interest Payment Date, (a) the Interest Coverage Ratio as of the last day of the most recently ended fiscal quarter for which financial statements have been delivered is less than 2.00 to 1.00 or (b) the financial statements for the fiscal quarter immediately preceding such Subordinated Note Interest Payment Date are not timely delivered to the Lenders pursuant to Section 8.5 for such period, then STA Holdings shall cause the payment of interest on the Subordinated Notes and on Deferred Subordinated Note Interest otherwise due and payable on such Subordinated Note Interest Payment Date to be deferred as permitted by the Subordinated Note Indenture (each such period, an *"Interest Deferral Period"*).

Section 8.24. Interest Coverage Ratio. As of the last day of each fiscal quarter of the Parent, the Parent shall maintain a ratio of (a) Adjusted EBITDA for the four fiscal quarters of the Parent then ended to (b) the sum of (i) Cash Interest Expense *plus*, in connection with a Permitted Acquisition or Bid Contract and for any period prior to the date such a Permitted Acquisition or Bid Contract was consummated, an amount equal to the Cash Interest Expense that would have accrued on any indebtedness incurred or assumed in connection with any Permitted Acquisition or Bid Contract calculated as if such indebtedness was incurred or assumed on the first day of such four fiscal quarter period *plus* (ii) Deferred Subordinated Note Interest for the same four fiscal quarters then ended (the *"Interest Coverage Ratio"*) of not less than 1.50 to 1.00. Each calculation of a *pro forma* interest amount under this Section 8.24 shall be calculated using the applicable rates (e.*g*., LIBOR *plus* the Applicable Margin or the rate applicable to the Subordinated Notes) in effect on the Closing Date, or the date the Permitted Acquisition or Bid Contract was consummated, as applicable.

Section 8.25. Total Leverage Ratio. STA Holdings shall not permit the Total Leverage Ratio as of the last day of each fiscal quarter of the Parent ending on or after the Closing Date to be more than 4.60 to 1.00.

Section 8.26. Senior Leverage Ratio. STA Holdings shall not permit the Senior Leverage Ratio as of the last day of each fiscal quarter of the Parent ending on or after the Closing Date to be more than 2.75 or 1.00.

Section 8.27. Capital Expenditures. Neither STA Holdings nor the Borrower shall, nor shall it permit any Subsidiary to, incur Capital Expenditures net of the Net Cash Proceeds of the sale of any equipment previously accounted for as a Capital Expenditure in the aggregate during any 12-month period then ended in excess of 15% of the total revenues of the Borrower and its Subsidiaries for the fiscal year most recently ended.

Section 8.28. Hedging Facilities. The Borrower and Canadian Borrower, as applicable, will maintain in full force and effect interest rate agreements in such amounts and on such terms as shall result in effectively limiting the cost to the Borrower and Canadian Borrower of changes in LIBOR with respect to an aggregate notional principal amount reasonably acceptable to the Administrative Agent for a period of at least three years beginning on the Closing Date, all on terms and conditions reasonably satisfactory to the Administrative Agent. The Borrower and Canadian Borrower, as applicable, will not and will not permit any of its Subsidiaries to, incur any Hedging Liabilities except for purposes of hedging and not for speculative purposes.

Section 8.29. Bid Contract. The Borrower shall not, nor shall it permit any Subsidiary to, enter into any Bid Contract unless: (i) after giving effect to any Borrowing necessary to fund any expenditures for which the Borrower or such Subsidiary would be obligated to expend on equipment or capital improvements in order to perform its obligations under such Bid Contract (I) there would be at least $3,000,000 in Unused Revolving Credit Commitments, if such Acquisition is of a Domestic Subsidiary, and CAN$3,000,000, if such Acquisition is made by the Canadian Borrower, on a *pro forma* basis after giving effect to such Bid Contract (taking into account the effect of the expenditures referred to immediately hereafter) calculated as if the expenditures on equipment or capital improvements which are to be expended by the Borrower

or its Subsidiary in connection with such Bid Contract were spent on the date such Bid Contract was executed, (II) the Borrower delivers evidence satisfactory to the Required Lenders that it would be in compliance with Section 8.25 and 8.26 hereof on a *pro forma* basis (assuming such amounts were advanced hereunder as Revolving Loans or Canadian Revolving Loans on the first day of the most recently ended period of twelve fiscal months) by more than 0.10 to 1.00, respectively, along with a notice detailing the expected aggregate principal amount of Revolving Loans or Canadian Revolving Loans to be incurred in connection with such Bid Contract and (III) no default, Event of Default or Dividend Suspension Period exists or would result therefrom, and (ii) if such Bid Contract requires the Borrower or any Subsidiary to expend more than $15,000,000 on equipment or capital improvements, the Required Lenders shall have approved such Bid Contract.

Section 8.30. Canadian Pension Plans and Canadian Benefit Plans. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly pay and discharge all obligations and liabilities arising under each Canadian Pension Plan and Canadian Benefit Plan (in this Section 8.30, collectively the *"Canadian Plans"* or individually, a *"Canadian Plan"*) of a character which if unpaid or unperformed could reasonably be expected to result in the imposition of a Lien against any of its Property. STA Holdings and the Borrower shall, and shall cause each Subsidiary to, promptly notify the Administrative Agent and each Lender of: (a) the occurrence of any reportable event with respect to a Canadian Plan, (b) receipt of any notice from the Canadian Pension Regulator of its intention to seek termination or wind-up, in whole or in part, of any Canadian Plan or appointment of a trustee therefor, or (c) the occurrence of any event with respect to any Canadian Plan which would result in the incurrence by the Parent, STA Holdings, the Borrower or any Subsidiary of any material liability, fine or penalty, or any material increase in the contingent liability of STA Holdings, the Borrower or any Subsidiary with respect to any Canadian Plan. STA Holdings, the Borrower and/or the Canadian Borrower shall cause to be delivered to the Administrative Agent (a) promptly after receipt thereof a copy of any material direction, order, notice, ruling or opinion from any governmental authority (including without limitation the Canadian Pension Regulator) with respect to any Canadian Plan, (b) any default or violation notice under any Canadian Plan or any suit, action, claim or proceeding commenced or threatened with respect to any Canadian Plan or its assets that could result in any material liability, payment of taxes, fine or penalty or (c) any material change in the funding or contribution requirements for any Canadian Plan.

SECTION 9. EVENTS OF DEFAULT AND REMEDIES.

Section 9.1. Events of Default. Any one or more of the following shall constitute an *"Event of Default"* hereunder:

(a) default in the payment when due of all or any part of the principal on any Loan (including the face amount of any Bankers' Acceptance), Swing Loan (whether at the stated maturity thereof or at any other time provided for in this Agreement) or of any Reimbursement Obligation or Canadian Reimbursement Obligation or default for a period of 3 Business Days in payment when due of any interest on any Note or of any fee or other Obligation payable hereunder or under any other Loan Document;

(b) default in the observance or performance of (i) any covenant set forth in Sections 8.1, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.15, 8.18, 8.21 through 8.29 hereof, (ii) of any provision in any Loan Document dealing with the use, disposition or remittance of the proceeds of Collateral or requiring the maintenance of insurance thereon or (iii) default in the observance or performance of any covenant set forth in Section 8.5 for a period of 3 Business Days;

(c) default in the observance or performance of any other provision hereof or of any other Loan Document which is not remedied within 30 days after the earlier of (i) the date on which such failure shall first become known to any officer of STA Holdings, the Borrower or the Canadian Borrower or (ii) written notice thereof is given to STA Holdings or the Borrower by the Administrative Agent;

(d) any representation or warranty made herein or in any other Loan Document or in any certificate furnished to the Administrative Agent or the Lenders pursuant hereto or thereto or in connection with any transaction contemplated hereby or thereby proves untrue in any material respect as of the date of the issuance or making or deemed making thereof;

(e) any event occurs or condition exists (other than those described in subsections (a) through (d) above) which is specified as an event of default under any of the other Loan Documents, or any of the Loan Documents shall for any reason not be or shall cease to be in full force and effect or is declared to be null and void, or any of the Collateral Documents shall for any reason fail to create a valid and perfected first priority Lien in favor of the Administrative Agent in any substantial portion of Collateral purported to be covered thereby except as expressly permitted by the terms thereof, or any Subsidiary takes any action for the purpose of terminating, repudiating or rescinding any Loan Document executed by it or any of its obligations thereunder;

(f) default shall occur under the Subordinated Note Indenture without giving effect to any "standstill" provision contained in the Subordinated Note Indenture, under any other Indebtedness for Borrowed Money issued, assumed or guaranteed by STA Holdings, the Borrower or any Subsidiary with an aggregate principal amount in excess of $2,500,000 (or its U.S. Dollar Equivalent), or under any indenture, agreement or other instrument under which the same may be issued, except such defaults as have been waived by the lenders thereunder, and such default shall continue for a period of time sufficient to permit the acceleration of the maturity of any such Indebtedness for Borrowed Money (whether or not such maturity is in fact accelerated), or any such Indebtedness for Borrowed Money shall not be paid when due (whether by demand, lapse of time, acceleration or otherwise);

(g) any judgment or judgments, writ or writs or warrant or warrants of attachment, or any similar process or processes shall be entered or filed against STA Holdings, the Borrower or any Subsidiary, or against any of its Property, in an aggregate amount in excess of $3,000,000 (or its U.S Dollar Equivalent) in excess of any applicable

insurance coverage, and which remains undischarged, unvacated, unbonded or unstayed for a period of 60 days;

(h) (i) STA Holdings, the Borrower or any Subsidiary, or any member of its Controlled Group, shall fail to pay when due an amount or amounts aggregating in excess of $1,000,000 (or its U.S. Dollar Equivalent) which it shall have become liable to pay to the PBGC, to a Plan under Title IV of ERISA or to a Canadian Pension Plan or Canadian Benefit Plan; or notice of intent to terminate a Plan or Plans shall be filed under Title IV of ERISA by STA Holdings, the Borrower or any Subsidiary, or any other member of its Controlled Group, any plan administrator or any combination of the foregoing having aggregate Unfunded Vested Liabilities or the filing by the Canadian Borrower or a Canadian Subsidiary of the Canadian Borrower with a governmental regulator of a Canadian Pension Plan or a Canadian Benefits Plan (in each case, a *"Canadian Pension Regulator"*) of a notice of intent to terminate a Canadian Pension Plan or a Canadian Benefit Plan having aggregate unfunded liabilities, in excess of $750,000 (or its U.S. Dollar Equivalent) (collectively, a *"Material Plan"*); or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Material Plan or a proceeding shall be instituted by a fiduciary of any Material Plan against the Parent, STA Holdings, the Borrower or any Subsidiary, or any member of its Controlled Group, to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated; or (ii) the Canadian Pension Regulator instituting proceedings to terminate, in whole or in part, any Canadian Pension Plan or Canadian Benefit Plan or causing a trustee to be appointed to administer any Canadian Pension Plan or Canadian Benefit Plan; or the Canadian Pension Regulator instituting a proceeding against the Canadian Borrower or any Canadian Subsidiary of the Canadian Borrower in respect of a Material Plan and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the Canadian Pension Regulator would be entitled to obtain a decree adjudicating that any Canadian Pension Plan or Canadian Benefits Plan must be terminated;

(i) a Change of Control shall have occurred;

(j) the Parent, STA Holdings, the Borrower or any Subsidiary shall (i) have entered involuntarily against it an order for relief under the United States Bankruptcy Code, as amended, or the Bankruptcy and Insolvency Act (Canada) or the Companies' Creditors Arrangement Act (Canada), as amended (collectively, the *"Canadian Bankruptcy Legislation"*) or any analogous action is taken under any applicable law relating to bankruptcy or insolvency, including without limitation an order or declaration by a court of competent jurisdiction that the Parent, STA Holdings, the Borrower or any Subsidiary is bankrupt or insolvent or the Parent, STA Holdings, the Borrower or any Subsidiary admitting that the material allegations in a petition, claim or other proceeding filed against it in any bankruptcy, insolvency or debt reorganization proceeding (including without limitation under the United States Bankruptcy Code, as amended or the Canadian Bankruptcy Legislation), (ii) not pay, or admit in writing its inability to pay, its debts generally as they become due, (iii) make an assignment for the benefit of

creditors, (iv) apply for, seek, consent to, or acquiesce in, the appointment of a receiver (which term shall include an interim receiver or a receiver and manager), custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its Property, (v) institute any proceeding seeking to have entered against it an order for relief under the United States Bankruptcy Code, as amended, the Canadian Bankruptcy Legislation or the Winding-Up Act (Canada), as amended, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (vi) take any corporate action in furtherance of any matter described in parts (i) through (v) above, (vii) fail to contest in good faith any appointment or proceeding described in Section 9.1(k) hereof; (viii) or ceasing to carry on business or a substantial part thereof; or

(k) a custodian, receiver, trustee, examiner, liquidator or similar official shall be appointed for the Parent, STA Holdings, the Borrower or any Subsidiary, or any substantial part of any of its Property, or a proceeding described in Section 9.1(j)(v) shall be instituted against the Borrower or any Subsidiary, and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of 60 days.

Section 9.2. Non-Bankruptcy Defaults. When any Event of Default other than those described in subsection (j) or (k) of Section 9.1 hereof has occurred and is continuing, the Administrative Agent shall, by written notice to the Borrower: (a) if so directed by the Required Lenders, terminate all or any portion of the remaining Commitments and all other obligations of the Lenders hereunder on the date stated in such notice (which may be the date thereof); (b) if so directed by the Required Lenders, declare the principal of and the accrued interest on all outstanding Loans (including Bankers' Acceptances) and Swing Loans to be forthwith due and payable and thereupon all outstanding Loans (including Bankers' Acceptances) and Swing Loans, including both principal and interest thereon, shall be and become immediately due and payable together with all other amounts payable under the Loan Documents without further demand, presentment, protest or notice of any kind; and (c) if so directed by the Required Lenders, demand that the Borrower and Canadian Borrower, as applicable, immediately pay to the Administrative Agent the full amount then available for drawing under each or any Letter of Credit, Canadian Letters of Credit, and the face amount of each Bankers' Acceptance, and the Borrower and Canadian Borrower, as applicable, agree to immediately make such payment and acknowledge and agree that the Lenders would not have an adequate remedy at law for failure by the Borrower and Canadian Borrower to honor any such demand and that the Administrative Agent, for the benefit of the Lenders, shall have the right to require the Borrower and Canadian Borrower to specifically perform such undertaking whether or not any drawings or other demands for payment have been made under any Letter of Credit or Canadian Letter of Credit. The Administrative Agent, after giving notice to the Borrower and Canadian Borrower pursuant to Section 9.1(c) or this Section 9.2, shall also promptly send a copy of such notice to the other Lenders, but the failure to do so shall not impair or annul the effect of such notice.

Section 9.3. Bankruptcy Defaults. When any Event of Default described in subsections (j) or (k) of Section 9.1 hereof has occurred and is continuing, then all outstanding Notes shall immediately become due and payable together with all other amounts payable under the Loan Documents without presentment, demand, protest or notice of any kind, the obligation of the Lenders to extend further credit pursuant to any of the terms hereof shall immediately terminate and the Borrower and Canadian Borrower, as applicable, shall immediately pay to the Administrative Agent the full amount then available for drawing under all outstanding Letters of Credit, Canadian Letters of Credit, and the face amount of each Bankers' Acceptance, the Borrower and Canadian Borrower acknowledging and agreeing that the Lenders would not have an adequate remedy at law for failure by the Borrower and Canadian Borrower to honor any such demand and that the Lenders, and the Administrative Agent on their behalf, shall have the right to require the Borrower and Canadian Borrower to specifically perform such undertaking whether or not any draws or other demands for payment have been made under any of the Letters of Credit or Canadian Letter of Credit.

Section 9.4. Collateral for Undrawn Letters of Credit and Bankers' Acceptances. (a) If the prepayment of the amount available for drawing under any or all outstanding Letters of Credit, Canadian Letters of Credit or the face amount of any Bankers' Acceptance is required under Section 1.10(b) or under Section 9.2 or 9.3 above, the Borrower or Canadian Borrower, as applicable, shall forthwith pay the amount required to be so prepaid, to be held by the Administrative Agent as provided in subsection (b) below.

(b) All amounts prepaid pursuant to subsection (a) above shall be held by the Administrative Agent in one or more separate collateral accounts (each such account, and the credit balances, properties and any investments from time to time held therein, and any substitutions for such account, any certificate of deposit or other instrument evidencing any of the foregoing and all proceeds of and earnings on any of the foregoing being collectively called the "*Collateral Account*") as security for, and for application by the Administrative Agent (to the extent available) to, the reimbursement of any payment under any Letter of Credit or Canadian Letter of Credit then or thereafter made by the Administrative Agent, and to the payment of the unpaid balance of any Loans (including Bankers' Acceptances) and all other Obligations. The Collateral Account shall be held in the name of and subject to the exclusive dominion and control of the Administrative Agent subject to the terms of the Intercreditor and Custodial Agreement for the benefit of the Administrative Agent, the Lenders, the L/C Issuer, the Canadian L/C Issuer and the holders of the Senior Secured Notes. If and when requested by the Borrower, the Administrative Agent shall invest funds held in the Collateral Account from time to time in direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America or Canada with a remaining maturity of one year or less, *provided* that the Administrative Agent is irrevocably authorized to sell investments held in the Collateral Account when and as required to make payments out of the Collateral Account for application to amounts due and owing from the Borrower or the Canadian Borrower to the L/C Issuer or the Canadian L/C Issuer, the Administrative Agent or the Lenders; *provided, however,* that if (i) the Borrower or the Canadian Borrower shall have made payment of all such obligations referred to in subsection (a) above, and (ii) no Letters of Credit, Canadian Letters of Credit, Commitments, Loans (including Bankers' Acceptances) or

other Obligations remain outstanding hereunder, then the Administrative Agent shall release to the Borrower any remaining amounts held in the Collateral Account.

Section 9.5. Notice of Default. The Administrative Agent shall give notice to the Borrower under Section 9.1(c) hereof promptly upon being requested to do so by any Lender and shall thereupon notify all the Lenders thereof.

Section 9.6. Expenses. The Borrower and Canadian Borrower agree to pay to the Administrative Agent and each Lender all reasonable and documented out-of-pocket expenses reasonably incurred or paid by the Administrative Agent and such Lender, including reasonable attorneys' fees and court costs, in connection with any Event of Default by the Borrower or Canadian Borrower hereunder or in connection with the enforcement of any of the Loan Documents provided that notwithstanding the foregoing, the Canadian Borrower's obligations under this Section 9.6 shall be limited to those expenses caused by or otherwise relating to the Canadian Borrower or Obligations owing by the Canadian Borrower.

SECTION 10. CHANGE IN CIRCUMSTANCES.

Section 10.1. Change of Law. Notwithstanding any other provisions of this Agreement or any Note, if at any time any change in applicable law or regulation or in the interpretation thereof makes it unlawful for any Lender to make or continue to maintain any Eurodollar Loans or to perform its obligations as contemplated hereby, such Lender shall promptly give notice thereof to the Borrower and such Lender's obligations to make or maintain Eurodollar Loans under this Agreement shall be suspended until it is no longer unlawful for such Lender to make or maintain Eurodollar Loans. The Borrower shall prepay on demand the outstanding principal amount of any such affected Eurodollar Loans, together with all interest accrued thereon and all other amounts then due and payable to such Lender under this Agreement; *provided, however,* subject to all of the terms and conditions of this Agreement, the Borrower may then elect to borrow the principal amount of the affected Eurodollar Loans from such Lender by means of Base Rate Loans from such Lender, which Base Rate Loans shall not be made ratably by the Lenders but only from such affected Lender.

Section 10.2. Unavailability of Deposits or Inability to Ascertain, or Inadequacy of, LIBOR. If on or prior to the first day of any Interest Period for any Borrowing of Eurodollar Loans:

(a) the Administrative Agent determines that deposits in U.S. Dollars (in the applicable amounts) are not being offered to it in the interbank eurodollar market for such Interest Period, or that by reason of circumstances affecting the interbank eurodollar market adequate and reasonable means do not exist for ascertaining the applicable LIBOR, or

(b) the Required Lenders advise the Administrative Agent that (i) LIBOR as determined by the Administrative Agent will not adequately and fairly reflect the cost to such Lenders of funding their Eurodollar Loans for such Interest Period or (ii) that the making or funding of Eurodollar Loans become impracticable,

then the Administrative Agent shall forthwith give notice thereof to the Borrower and the Lenders, whereupon until the Administrative Agent notifies the Borrower that the circumstances giving rise to such suspension no longer exist, the obligations of the Lenders to make Eurodollar Loans shall be suspended.

Section 10.3. *Increased Cost and Reduced Return.* (a) If, on or after the date hereof, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Lending Office) with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency:

(i) shall subject any Lender (or its Lending Office) to any tax, duty or other charge with respect to its Eurodollar Loans, its Notes, its Letter(s) of Credit, its Canadian Letter(s) of Credit, or its participation in any thereof, any Reimbursement Obligations or Canadian Reimbursement Obligations owed to it or its obligation to make Eurodollar Loans, issue a Letter of Credit or Canadian Letter of Credit, or to participate therein, or shall change the basis of taxation of payments to any Lender (or its Lending Office) of the principal of or interest on its Eurodollar Loans, Letter(s) of Credit, Canadian Letter(s) of Credit, or participations therein or any other amounts due under this Agreement or any other Loan Document in respect of its Eurodollar Loans, Letter(s) of Credit, Canadian Letter(s) of Credit, any participation therein, any Reimbursement Obligations or Canadian Reimbursement Obligations owed to it, or its obligation to make Eurodollar Loans, or issue a Letter of Credit or Canadian Letter of Credit, or acquire participations therein (except for changes in the rate of tax on the overall net income of such Lender or its Lending Office imposed by the jurisdiction in which such Lender's principal executive office or Lending Office is located); or

(ii) shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding with respect to any Eurodollar Loans any such requirement included in an applicable Eurodollar Reserve Percentage) against assets of, deposits with or for the account of, or credit extended by, any Lender (or its Lending Office) or shall impose on any Lender (or its Lending Office) or on the interbank market any other condition affecting its Eurodollar Loans, its Notes, its Letter(s) of Credit, its Canadian Letter(s) of Credit, or its participation in any thereof, any Reimbursement Obligation or Canadian Reimbursement Obligation owed to it, or its obligation to make Eurodollar Loans, or to issue a Letter of Credit or Canadian Letter of Credit, or to participate therein;

and the result of any of the foregoing is to increase the cost to such Lender (or its Lending Office) of making or maintaining any Eurodollar Loan, issuing or maintaining a Letter of Credit, or participating therein, or to reduce the amount of any sum received or receivable by such Lender (or its Lending Office) under this Agreement or under any other Loan Document with respect thereto, by an amount deemed by such Lender to be material, then, within 15 days after demand by such Lender (with a copy to the Administrative Agent), the Borrower shall be

obligated to pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction.

(b) If, after the date hereof, any Lender or the Administrative Agent shall have determined that the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Lending Office) or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has had the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, within 15 days after demand by such Lender (with a copy to the Administrative Agent), the Borrower or Canadian Borrower, as applicable, shall pay to such Lender such additional amount or amounts as will compensate such Lender for such reduction.

(c) A certificate of a Lender claiming compensation under this Section 10.3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive if reasonably determined absent manifest error. In determining such amount, such Lender may use any reasonable averaging and attribution methods.

Section 10.4. Lending Offices. Each Lender may, at its option, elect to make its Loans hereunder at the branch, office or affiliate specified on the appropriate signature page hereof (each a "*Lending Office*") for each type of Loan available hereunder or at such other of its branches, offices or affiliates as it may from time to time elect and designate in a written notice to the Borrower (and, if applicable, the Canadian Borrower) and the Administrative Agent. To the extent reasonably possible, a Lender shall designate an alternative branch or funding office with respect to its Eurodollar Loans to reduce any liability of the Borrower to such Lender under Section 10.3 hereof or to avoid the unavailability of Eurodollar Loans under Section 10.2 hereof, so long as such designation is not otherwise disadvantageous to the Lender.

Section 10.5. Discretion of Lender as to Manner of Funding. Notwithstanding any other provision of this Agreement, each Lender shall be entitled to fund and maintain its funding of all or any part of its Loans in any manner it sees fit, it being understood, however, that for the purposes of this Agreement all determinations hereunder with respect to Eurodollar Loans shall be made as if each Lender had actually funded and maintained each Eurodollar Loan through the purchase of deposits in the interbank eurodollar market having a maturity corresponding to such Loan's Interest Period and bearing an interest rate equal to LIBOR for such Interest Period.

SECTION 11. THE ADMINISTRATIVE AGENT.

Section 11.1. Appointment and Authorization of Administrative Agent. Each Lender hereby appoints Harris N.A. as the Administrative Agent under the Loan Documents and hereby

authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto. The Lenders expressly agree that the Administrative Agent is not acting as a fiduciary of the Lenders in respect of the Loan Documents, the Borrower or otherwise, and nothing herein or in any of the other Loan Documents shall result in any duties or obligations on the Administrative Agent or any of the Lenders except as expressly set forth herein.

Section 11.2. Administrative Agent and its Affiliates. The Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise or refrain from exercising such rights and power as though it were not the Administrative Agent, and the Administrative Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Affiliate of the Borrower as if it were not the Administrative Agent under the Loan Documents. The term *"Lender"* as used herein and in all other Loan Documents, unless the context otherwise clearly requires, includes the Administrative Agent in its individual capacity as a Lender. References in Section 1 hereof to the Administrative Agent's Loans, or to the amount owing to the Administrative Agent for which an interest rate is being determined, refer to the Administrative Agent in its individual capacity as a Lender.

Section 11.3. Action by Administrative Agent. If the Administrative Agent receives from the Borrower a written notice of an Event of Default pursuant to Section 8.5 hereof, the Administrative Agent shall promptly give each of the Lenders written notice thereof. The obligations of the Administrative Agent under the Loan Documents are only those expressly set forth therein. Without limiting the generality of the foregoing, the Administrative Agent shall not be required to take any action hereunder with respect to any Default or Event of Default, except as expressly provided in Sections 9.2 and 9.5. Upon the occurrence of an Event of Default, subject to the Intercreditor and Custodial Agreement, the Administrative Agent shall take such action to enforce its Lien on the Collateral and to preserve and protect the Collateral as may be directed by the Required Lenders. Unless and until the Required Lenders give such direction, the Administrative Agent may (but shall not be obligated to) take or refrain from taking such actions as it deems appropriate and in the best interest of all the Lenders. In no event, however, shall the Administrative Agent be required to take any action in violation of applicable law or of any provision of any Loan Document, and the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Loan Document unless it first receives any further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expense and liability which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall be entitled to assume that no Default or Event of Default exists unless notified in writing to the contrary by a Lender or the Borrower. In all cases in which the Loan Documents do not require the Administrative Agent to take specific action, the Administrative Agent shall be fully justified in using its discretion in failing to take or in taking any action thereunder. Any instructions of the Required Lenders, or of any other group of Lenders called for under the specific provisions of the Loan Documents, shall be binding upon all the Lenders and the holders of the Obligations.

Section 11.4. Consultation with Experts. The Administrative Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

Section 11.5. Liability of Administrative Agent; Credit Decision. Neither the Administrative Agent nor any of its directors, officers, agents, or employees shall be liable for any action taken or not taken by it in connection with the Loan Documents: (i) with the consent or at the request of the Required Lenders or (ii) in the absence of its own gross negligence or willful misconduct. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify: (i) any statement, warranty or representation made in connection with this Agreement, any other Loan Document or any Credit Event; (ii) the performance or observance of any of the covenants or agreements of the Borrower or any Subsidiary contained herein or in any other Loan Document; (iii) the satisfaction of any condition specified in Section 7 hereof, except receipt of items required to be delivered to the Administrative Agent; or (iv) the validity, effectiveness, genuineness, enforceability, perfection, value, worth or collectibility hereof or of any other Loan Document or of any other documents or writing furnished in connection with any Loan Document or of any Collateral; and the Administrative Agent makes no representation of any kind or character with respect to any such matter mentioned in this sentence. The Administrative Agent may execute any of its duties under any of the Loan Documents by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders for the default or misconduct of any such agents or attorneys-in-fact selected with reasonable care. The Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, other document or statement (whether written or oral) believed by it to be genuine or to be sent by the proper party or parties. In particular and without limiting any of the foregoing, the Administrative Agent shall have no responsibility for confirming the accuracy of any compliance certificate or other document or instrument received by it under the Loan Documents. The Administrative Agent may treat the payee of any Note as the holder thereof until written notice of transfer shall have been filed with the Administrative Agent signed by such payee in form satisfactory to the Administrative Agent. Each Lender acknowledges that it has independently and without reliance on the Administrative Agent or any other Lender, and based upon such information, investigations and inquiries as it deems appropriate, made its own credit analysis and decision to extend credit to the Borrower or the Canadian Borrower, as applicable, in the manner set forth in the Loan Documents. It shall be the responsibility of each Lender to keep itself informed as to the creditworthiness of the Borrower and its Subsidiaries, and the Administrative Agent shall have no liability to any Lender with respect thereto.

Section 11.6. Indemnity. The Lenders shall ratably, in accordance with their respective Percentages, indemnify and hold the Administrative Agent, and its directors, officers, employees, agents and representatives harmless from and against any liabilities, losses, costs or expenses suffered or incurred by it under any Loan Document or in connection with the transactions contemplated thereby, regardless of when asserted or arising, except to the extent they are promptly reimbursed for the same by the Borrower or the Canadian Borrower and except to the extent that any event giving rise to a claim was caused by the gross negligence or willful misconduct of the party seeking to be indemnified. The obligations of the Lenders under this

Section shall survive termination of this Agreement. The Administrative Agent shall be entitled to offset amounts received for the account of a Lender under this Agreement against unpaid amounts due from such Lender to the Administrative Agent hereunder (whether as fundings of participations, indemnities or otherwise), but shall not be entitled to offset against amounts owed to the Administrative Agent by any Lender arising outside of this Agreement.

Section 11.7. Resignation of Administrative Agent and Successor Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation of the Administrative Agent, the Required Lenders shall have the right to appoint a successor Administrative Agent which successor Administrative Agent shall be consented to by the Borrower and the Canadian Borrower at all times other than during the existence of an Event of Default. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent's giving of notice of resignation then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be any Lender hereunder or any commercial bank organized under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $200,000,000. Upon the acceptance of its appointment as the Administrative Agent hereunder, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent under the Loan Documents, and the retiring Administrative Agent shall be discharged from its duties and obligations thereunder. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Section 11 and all protective provisions of the other Loan Documents shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent, but no successor Administrative Agent shall in any event be liable or responsible for any actions of its predecessor. If the Administrative Agent resigns and no successor is appointed, the rights and obligations of such Administrative Agent shall be automatically assumed by the Required Lenders and (i) the Borrower shall be directed to make all payments due each Lender hereunder directly to such Lender and (ii) the Administrative Agent's rights in the Collateral Documents shall be assigned without representation, recourse or warranty to the Lenders as their interests may appear.

Section 11.8. L/C Issuer. The L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith. The L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 11 with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the Applications pertaining to such Letters of Credit as fully as if the term "Administrative Agent," as used in this Section 11, included L/C Issuer with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to such L/C Issuer.

Section 11.9. Canadian L/C Issuer. The Canadian L/C Issuer shall act on behalf of the Canadian Lenders with respect to any Letters of Credit issued by it and the documents associated therewith. The Canadian L/C Issuer shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Section 11 with respect to any acts taken or omissions suffered by the Canadian L/C Issuer in connection with Canadian Letters of Credit issued by it or

proposed to be issued by it and the Applications pertaining to Canadian Letters of Credit as fully as if the term "Administrative Agent," as used in this Section 11, included Canadian L/C Issuer with respect to such acts or omissions and (ii) as additionally provided in this Agreement with respect to such Canadian L/C Issuer.

Section 11.10. Hedging Arrangements. By virtue of a Lender's execution of this Agreement or an assignment agreement pursuant to Section 13.12 hereof, as the case may be, any Affiliate of such Lender with whom the Borrower or Canadian Borrower has entered into an agreement creating Hedging Liability shall be deemed a Lender party hereto for purposes of any reference in a Loan Document to the parties for whom the Administrative Agent is acting, it being understood and agreed that the rights and benefits of such Affiliate under the Loan Documents consist exclusively of such Affiliate's right to share in payments and collections out of the Collateral and the Guaranties as more fully set forth in other provisions hereof. In connection with any such distribution of payments and collections, the Administrative Agent shall be entitled to assume no amounts are due to any Lender or its Affiliate with respect to Hedging Liability or Funds Transfer and Deposit Account Liability unless such Lender has notified the Administrative Agent in writing of the amount of any such liability owed to it or its Affiliate prior to such distribution.

Section 11.11. Authorization to Release or Subordinate or Limit Liens. The Administrative Agent is hereby irrevocably authorized by each of the Lenders to (a) release any Lien covering any Collateral that is sold, transferred, or otherwise disposed of in accordance with the terms and conditions of this Agreement and the relevant Collateral Documents (including a sale, transfer, or disposition permitted by the terms of Section 8.10 hereof or which has otherwise been consented to in accordance with Section 13.13 hereof), (b) release or subordinate any Lien on Collateral consisting of goods financed with purchase money indebtedness or under a Capital Lease to the extent such purchase money indebtedness or Capitalized Lease Obligation, and the Lien securing the same, are permitted by Sections 8.7(g) and 8.8(d) hereof, and (c) reduce or limit the amount of the indebtedness secured by any particular item of Collateral to an amount not less than the estimated value thereof to the extent necessary to reduce mortgage registry, filing and similar tax.

Section 11.12. Authorization to Enter into, and Enforcement of, the Collateral Documents. The Administrative Agent is hereby irrevocably authorized by each of the Lenders to execute and deliver the Collateral Documents on behalf of each of the Lenders and their Affiliates and to take such action and exercise such powers under the Collateral Documents as the Administrative Agent considers appropriate, *provided* the Administrative Agent shall not amend or waive the Collateral Documents unless such amendment or waiver is agreed to in writing by the Required Lenders. Each Lender acknowledges and agrees that it will be bound by the terms and conditions of the Collateral Documents upon the execution and delivery thereof by the Administrative Agent. Except as otherwise specifically provided for herein, no Lender (or its Affiliates) other than the Administrative Agent shall have the right to institute any suit, action or proceeding in equity or at law for the foreclosure or other realization upon any Collateral or for the execution of any trust or power in respect of the Collateral or for the appointment of a receiver or for the enforcement of any other remedy under the Collateral Documents; it being understood and intended that no one or more of the Lenders (or their Affiliates) shall have any

right in any manner whatsoever to affect, disturb or prejudice the Lien of the Administrative Agent (or any security trustee therefor) under the Collateral Documents by its or their action or to enforce any right thereunder, and that all proceedings at law or in equity shall be instituted, had, and maintained by the Administrative Agent (or its security trustee) in the manner provided for in the relevant Collateral Documents for the benefit of the Lenders and their Affiliates.

SECTION 12. THE GUARANTEES.

Section 12.1. The Guarantees. To induce the Lenders to provide the credits described herein and in consideration of benefits expected to accrue to each Guarantor by reason of the Commitments and for other good and valuable consideration, receipt of which is hereby acknowledged, each Guarantor hereby unconditionally and irrevocably guarantees jointly and severally to the Administrative Agent, the Lenders, and each other holder of an Obligation, the due and punctual payment of all present and future indebtedness of the Borrower and the Canadian Borrower evidenced by or arising out of the Loan Documents, Hedging Liability, and Funds Transfer and Deposit Account Liability including, but not limited to, the due and punctual payment of principal of and interest on the Notes and the due and punctual payment of all other Obligations now or hereafter owed by the Borrower or the Canadian Borrower under the Loan Documents and the due and punctual payment of all Hedging Liability and Funds Transfer and Deposit Account Liability, in each case as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, according to the terms hereof and thereof (including interest which, but for the filing of a petition in bankruptcy, would otherwise accrue on any such indebtedness, obligation or liability). In case of failure by the Borrower or the Canadian Borrower punctually to pay any indebtedness or other Obligations guaranteed hereby, each Guarantor hereby unconditionally agrees jointly and severally to make such payment or to cause such payment to be made punctually as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, and as if such payment were made by the Borrower or the Canadian Borrower, as applicable.

Section 12.2. Guarantee Unconditional. The obligations of each Guarantor as a guarantor under this Section 12 shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Borrower, the Canadian Borrower, or of any other Guarantor under this Agreement or any other Loan Document or by operation of law or otherwise;

(b) any modification or amendment of or supplement to this Agreement or any other Loan Document (or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability);

(c) any change in the corporate existence, structure or ownership of, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting, the Borrower, the Canadian Borrower, any other Guarantor, or any of their respective assets,

or any resulting release or discharge of any obligation of the Borrower, the Canadian Borrower, or of any other Guarantor contained in any Loan Document;

(d) the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Administrative Agent, any Lender or any other Person, whether or not arising in connection herewith;

(e) any failure to assert, or any assertion of, any claim or demand or any exercise of, or failure to exercise, any rights or remedies against the Borrower, the Canadian Borrower, any other Guarantor or any other Person or Property;

(f) any application of any sums by whomsoever paid or howsoever realized to any obligation of the Borrower or the Canadian Borrower, regardless of what obligations of the Borrower and/or the Canadian Borrower remain unpaid;

(g) any invalidity or unenforceability relating to or against the Borrower, the Canadian Borrower or any other Guarantor for any reason of this Agreement or of any other Loan Document or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower, the Canadian Borrower or any other Guarantor of the principal of or interest on any Note or any other amount payable by it under the Loan Documents or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability; or

(h) any other act or omission to act or delay of any kind by the Administrative Agent, any Lender or any other Person or any other circumstance whatsoever that might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the obligations of the Guarantor under this Section 12.

Section 12.3. Discharge Only Upon Payment in Full; Reinstatement in Certain Circumstances. Each Guarantor's obligations under this Section 12 shall remain in full force and effect until the Commitments are terminated, all Letters of Credit and Canadian Letters of Credit have expired and the principal of and interest on the Loans (including Bankers' Acceptances) and Swing Loans and all other amounts payable by the Borrower or the Canadian Borrower under this Agreement and all other Loan Documents and, if then outstanding and unpaid, all Hedging Liability and Funds Transfer and Deposit Account Liability shall have been paid in full. If at any time any payment of the principal of or interest on any Loan (including any Bankers' Acceptance) or any Swing Loan or any other amount payable by the Borrower or Canadian Borrower under the Loan Documents or any agreement relating to Hedging Liability or Funds Transfer and Deposit Account Liability is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower, the Canadian Borrower, or of a Guarantor, or otherwise, each Guarantor's obligations under this Section 12 with respect to such payment shall be reinstated at such time as though such payment had become due but had not been made at such time.

Section 12.4. Waivers. (a) *General.* Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any

requirement that at any time any action be taken by the Administrative Agent, any Lender or any other Person against the Borrower, the Canadian Borrower, another Guarantor, or any other Person.

(b) *Subrogation and Contribution.* Unless and until the Obligations, Hedging Liability, and Funds Transfer and Deposit Account Liability shall have been fully paid and satisfied and the Commitments have terminated, each Guarantor hereby irrevocably waives any claim or other right it may now or hereafter acquire against the Borrower, the Canadian Borrower, or any other Guarantor that arises from the existence, payment, performance or enforcement of such Guarantor's obligations under this Section 12 or any other Credit Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, or any right to participate in any claim or remedy of the Administrative Agent, any Lender or any other holder of an Obligation against the Borrower, the Canadian Borrower or any other Guarantor whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Borrower, the Canadian Borrower, or any other Guarantor directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim or other right.

Section 12.5. Limit on Recovery. Notwithstanding any other provision hereof, the right to recovery of the holders of the Obligations against each Guarantor under this Section 12 shall not exceed $1.00 less than the amount which would render such Guarantor's obligations under this Section 12 void or voidable under applicable law, including without limitation fraudulent conveyance law.

Section 12.6. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrower or the Canadian Borrower under this Agreement or any other Loan Document is stayed upon the insolvency, bankruptcy or reorganization of the Borrower or the Canadian Borrower, as applicable, all such amounts otherwise subject to acceleration under the terms of this Agreement or the other Loan Documents shall nonetheless be payable jointly and severally by the Guarantors hereunder forthwith on demand by the Administrative Agent made at the request of the Required Lenders.

Section 12.7. Benefit to Guarantors. The Borrower, the Canadian Borrower and the Guarantors are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of the Borrower and the Canadian Borrower has a direct impact on the success of each Guarantor. Each Guarantor will derive substantial direct and indirect benefit from the extensions of credit hereunder.

Section 12.8. Guarantor Covenants. Each Guarantor shall take such action as the Borrower is required by this Agreement to cause such Guarantor to take, and shall refrain from taking such action as the Borrower is required by this Agreement to prohibit such Guarantor from taking.

SECTION 13. MISCELLANEOUS.

Section 13.1. Withholding Taxes. (a) *Payments Free of Withholding.* Except as otherwise required by law and subject to Section 13.1(b) hereof, each payment by the Borrower, the Canadian Borrower and the Guarantors under this Agreement or the other Loan Documents shall be made without withholding for or on account of any present or future taxes (other than overall net income taxes on the recipient) imposed by or within the jurisdiction in which the Borrower, the Canadian Borrower, or such Guarantor is domiciled, any jurisdiction from which the Borrower, the Canadian Borrower, or such Guarantor makes any payment, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is so required, the Borrower, the Canadian Borrower, or such Guarantor shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon, and forthwith pay such additional amount as may be necessary to ensure that the net amount actually received by each Lender and the Administrative Agent free and clear of such taxes (including such taxes on such additional amount) is equal to the amount which that Lender or the Administrative Agent (as the case may be) would have received had such withholding not been made. If the Administrative Agent or any Lender pays any amount in respect of any such taxes, penalties or interest, the Borrower, the Canadian Borrower, or such Guarantor shall reimburse the Administrative Agent or such Lender for that payment on demand in the currency in which such payment was made. If the Borrower, the Canadian Borrower, or such Guarantor pays any such taxes, penalties or interest, it shall deliver official tax receipts evidencing that payment or certified copies thereof to the Lender or Administrative Agent on whose account such withholding was made (with a copy to the Administrative Agent if not the recipient of the original) on or before the thirtieth day after payment.

(b) *U.S. Withholding Tax Exemptions.* Each U.S. Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent on or before the date the initial Credit Event is made hereunder or, if later, the date such financial institution becomes a Lender hereunder, two duly completed and signed copies of (i) either Form W-8 BEN (relating to such Lender and entitling it to a complete exemption from withholding under the Code on all amounts to be received by such Lender, including fees, pursuant to the Loan Documents and the Obligations) or Form W-8 ECI (relating to all amounts to be received by such Lender, including fees, pursuant to the Loan Documents and the Obligations) of the United States Internal Revenue Service or (ii) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a Form W-8 BEN, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 881(C)(3)(B) of the Code) of the Borrower and is not a controlled foreign corporation related to the Borrower (within the meaning of Section 864(d)(4) of the Code). Thereafter and from time to time, each U.S. Lender shall submit to the Borrower and the Administrative Agent such additional duly completed and signed copies of one or the other of such Forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) and such other certificates as may be (i) requested by the Borrower in a written notice, directly or through the Administrative Agent, to such U.S. Lender

and (ii) required under then-current United States law or regulations to avoid or reduce United States withholding taxes on payments in respect of all amounts to be received by such Lender, including fees, pursuant to the Loan Documents or the Obligations. Upon the request of the Borrower or the Administrative Agent, each U.S. Lender that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Borrower and the Administrative Agent a certificate to the effect that it is such a United States person.

(c) *Inability of Lender to Submit Forms.* If any Lender determines, as a result of any change in applicable law, regulation or treaty, or in any official application or interpretation thereof, that it is unable to submit to the Borrower or the Administrative Agent any form or certificate that such Lender is obligated to submit pursuant to subsection (b) of this Section 13.1 or that such Lender is required to withdraw or cancel any such form or certificate previously submitted or any such form or certificate otherwise becomes ineffective or inaccurate, such Lender shall promptly notify the Borrower and Administrative Agent of such fact and the Lender shall to that extent not be obligated to provide any such form or certificate and will be entitled to withdraw or cancel any affected form or certificate, as applicable.

Section 13.2. No Waiver, Cumulative Remedies. No delay or failure on the part of the Administrative Agent or any Lender or on the part of the holder or holders of any of the Obligations in the exercise of any power or right under any Loan Document shall operate as a waiver thereof or as an acquiescence in any default, nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right. The rights and remedies hereunder of the Administrative Agent, the Lenders and of the holder or holders of any of the Obligations are cumulative to, and not exclusive of, any rights or remedies which any of them would otherwise have.

Section 13.3. Non-Business Days. If any payment hereunder becomes due and payable on a day which is not a Business Day, the due date of such payment shall be extended to the next succeeding Business Day on which date such payment shall be due and payable. In the case of any payment of principal falling due on a day which is not a Business Day, interest on such principal amount shall continue to accrue during such extension at the rate per annum then in effect, which accrued amount shall be due and payable on the next scheduled date for the payment of interest.

Section 13.4. Documentary Taxes. Each of the Borrower and the Canadian Borrower agrees to pay on demand any documentary, stamp or similar taxes payable in respect of this Agreement or any other Loan Document, including interest and penalties, in the event any such taxes are assessed, irrespective of when such assessment is made and whether or not any credit is then in use or available hereunder.

Section 13.5. Survival of Representations. All representations and warranties made herein or in any other Loan Document or in certificates given pursuant hereto or thereto shall survive the execution and delivery of this Agreement and the other Loan Documents, and shall continue in full force and effect with respect to the date as of which they were made as long as any credit is in use or available hereunder.

Section 13.6. *Survival of Indemnities.* All provisions relative to reimbursement to the Lenders of amounts sufficient to protect the yield of the Lenders with respect to the Loans, Letters of Credit and Canadian Letters of Credit, including, but not limited to, Sections 1.13 and 10.3 hereof, shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations for 180 days. All other indemnities, including Section 13.15 hereof, shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations.

Section 13.7. *Sharing of Set-Off.* Each Lender agrees with each other Lender a party hereto that if such Lender shall receive and retain any payment, whether by set-off or application of deposit balances or otherwise, on any of the Loans, Reimbursement Obligations or Canadian Reimbursement Obligations in excess of its ratable share of payments on all such Obligations then outstanding to the Lenders, then such Lender shall purchase for cash at face value, but without recourse, ratably from each of the other Lenders such amount of the Loans, Reimbursement Obligations or Canadian Reimbursement Obligations, or participations therein, held by each such other Lenders (or interest therein) as shall be necessary to cause such Lender to share such excess payment ratably with all the other Lenders; *provided, however,* that if any such purchase is made by any Lender, and if such excess payment or part thereof is thereafter recovered from such purchasing Lender, the related purchases from the other Lenders shall be rescinded ratably and the purchase price restored as to the portion of such excess payment so recovered, but without interest. For purposes of this Section, (i) amounts owed to or recovered by the L/C Issuer in connection with Reimbursement Obligations in which Lenders have been required to fund their participation shall be treated as amounts owed to or recovered by the L/C Issuer as a Lender hereunder and (ii) amounts owed to or recovered by the Canadian L/C Issuer in connection with the Canadian Reimbursement Obligations in which Canadian Lenders have been required to fund their participation shall be treated as amounts owed to or recovered by the Canadian L/C Issuer as a Canadian Lender hereunder.

Section 13.8. *Notices.* Except as otherwise specified herein, all notices hereunder and under the other Loan Documents shall be in writing (including, without limitation, notice by telecopy) and shall be given to the relevant party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereafter specify by notice to the Administrative Agent and the Borrower given by courier, by United States certified or registered mail, by telecopy or by other telecommunication device capable of creating a written record of such notice and its receipt. Notices under the Loan Documents to the Lenders and the Administrative Agent shall be addressed to their respective addresses or telecopier numbers set forth in its Administrative Questionnaire, and to the Borrower or Canadian Borrower to:

Student Transportation of America, Inc.
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719
Attention: Chief Financial Officer
Telephone: (732) 942-2250
Telecopy: (732) 942-2256

Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in this Section or on the signature pages hereof and a confirmation of such telecopy has been received by the sender, (ii) if given by mail, 5 days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iii) if given by any other means, when delivered at the addresses specified in this Section or on the signature pages hereof; *provided* that any notice given pursuant to Section 1 hereof shall be effective only upon receipt. For greater certainty, any notice made or given hereunder or under any other Loan Document to the Borrower shall be deemed to also have also been concurrently delivered to the Canadian Borrower whether or not any such notice is actually received by the Canadian Borrower (and the Borrower covenants and undertakes to concurrently deliver to the Canadian Borrower any notices received by the Borrower hereunder or thereunder).

Section 13.9. Counterparts. This Agreement may be executed in any number of counterparts, and by the different parties hereto on separate counterpart signature pages, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 13.10. Successors and Assigns. This Agreement shall be binding upon the Borrower, the Canadian Borrower, and their respective successors and assigns, and shall inure to the benefit of the Administrative Agent and each of the Lenders and the benefit of their respective successors and assigns, including any subsequent holder of any of the Obligations. Neither the Borrower, the Canadian Borrower, nor any Guarantor may assign any of its rights or obligations under any Loan Document without the written consent of all of the Lenders.

Section 13.11. Participants. Each Lender shall have the right at its own cost to grant participations (to be evidenced by one or more agreements or certificates of participation) in the Loans made and Reimbursement Obligations or Canadian Reimbursement Obligations and/or Commitments held by such Lender at any time and from time to time to one or more other Persons; *provided* that no such participation shall relieve any Lender of any of its obligations under this Agreement, and, *provided, further* that no such participant shall have any rights under this Agreement except as provided in this Section, and the Administrative Agent shall have no obligation or responsibility to such participant. Any agreement pursuant to which such participation is granted shall provide that the granting Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower or Canadian Borrower, as applicable, under this Agreement and the other Loan Documents including, without limitation, the right to approve any amendment, modification or waiver of any provision of the Loan Documents, except that such agreement may provide that such Lender will not agree to any modification, amendment or waiver of the Loan Documents that would reduce the amount of or postpone any fixed date for payment of any Obligation in which such participant has an interest. Any party to which such a participation has been granted shall have the benefits of Section 1.13 and Section 10.3 hereof. The Borrower and the Canadian Borrower authorize each Lender to disclose to any participant or prospective participant under this Section any financial or other information pertaining to the Borrower or any Subsidiary, *provided* that each participant and prospective participant agrees to abide by the provisions contained in Section 13.24.

Section 13.12. Assignments. (a) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans at the time owing to it); *provided* that any such assignment shall be subject to the following conditions:

(i) *Minimum Amounts.* (A) In the case of an assignment of the entire remaining amount of the assigning Lender's Commitment(s) and the Loans and participation interest in L/C Obligations at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and (B) in any case not described in subsection (a)(i)(A) of this Section, the aggregate amount of the Commitment(s) (which for this purpose includes Loans and participation interest in L/C Obligations outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans and participation interest in L/C Obligations of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent or, if "Effective Date" is specified in the Assignment and Acceptance, as of the Effective Date) shall not be less than \$5,000,000, in the case of any assignment in respect of the Revolving Credit, or CAN\$5,000,000, in the case of any assignment in respect of the Canadian Revolving Commitment, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed);

(ii) *Proportionate Amounts.* Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Credits on a non-*pro rata* basis.

(iii) *Required Consents* No consent shall be required for any assignment except to the extent required by Section 13.12(a)(i)(B) and, in addition:

(a) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund;

(b) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Credit or Canadian Revolving Credit if such assignment is to a Person that is not a Lender with a Commitment in respect of such Credit, an Affiliate of such Lender or an Approved Fund with respect to such Lender; and

(c) the consent of the L/C Issuer and/or Canadian L/C Issuer, as applicable, (such consent not to be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under

one or more Letters of Credit or Canadian Letters of Credit, as applicable, (whether or not then outstanding).

(iv) *Assignment and Acceptance.* The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v) *No Assignment to Borrower or Parent.* No such assignment shall be made to the Parent, STA Holdings, the Borrower or any of its Affiliates or Subsidiaries.

(vi) *No Assignment to Natural Persons.* No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 13.12(b) hereof, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.6 and 13.15 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.11 hereof.

(b) Any Lender may at any time pledge or grant a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any such pledge or grant to a Federal Reserve Bank, and this Section shall not apply to any such pledge or grant of a security interest; *provided* that no such pledge or grant of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or secured party for such Lender as a party hereto; *provided further, however*, the right of any such pledgee or grantee (other than any Federal Reserve Bank) to further transfer all or any portion of the rights pledged or granted to it, whether by means of foreclosure or otherwise, shall be at all times subject to the terms of this Agreement.

Section 13.13. Amendments. Any provision of this Agreement or the other Loan Documents may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by (a) the Borrower and Canadian Borrower, (b) the Required Lenders, and (c) if the rights or duties of the Administrative Agent are affected thereby, the Administrative Agent; *provided* that:

(i) no amendment or waiver pursuant to this Section 13.13 shall (A) increase any Commitment of any Lender without the consent of such Lender or (B) reduce the

amount of or postpone the date for any scheduled payment of any principal of or interest on any Loan or of any Reimbursement Obligation or Canadian Reimbursement Obligation or of any fee payable hereunder without the consent of the Lender to which such payment is owing or which has committed to make such Loan, Letter of Credit (or participate therein) or Canadian Letter of Credit (or participate therein) hereunder; and

(ii) no amendment or waiver pursuant to this Section 13.13 shall, unless signed by each Lender, except as provided in Section 1.17 hereof increase the aggregate Commitments of the Lenders, change the definitions of Revolving Credit Termination Date or Required Lenders, change the provisions of this Section 13.13, release any guarantor or all or any substantial part of the Collateral (except as otherwise provided for in the Loan Documents), or affect the number of Lenders required to take any action hereunder or under any other Loan Document.

Section 13.14. Headings. Section headings used in this Agreement are for reference only and shall not affect the construction of this Agreement.

Section 13.15. Costs and Expenses; Indemnification. (a) The Borrower and the Canadian Borrower jointly and severally agree to pay all reasonable and documented out-of-pocket costs and expenses of the Administrative Agent in connection with the preparation, negotiation, syndication, and administration of the Loan Documents, including, without limitation, the reasonable fees and disbursements of a single counsel in each relevant jurisdiction to the Administrative Agent, in connection with the preparation and execution of the Loan Documents, and any amendment, waiver or consent related thereto, whether or not the transactions contemplated herein are consummated, together with any fees and charges suffered or incurred by the Administrative Agent in connection with periodic environmental audits, fixed asset appraisals, title insurance policies, collateral filing fees and lien searches in accordance with the Loan Documents, subject to any applicable limitations set forth herein. The Borrower and the Canadian Borrower jointly and severally further agree to indemnify the Administrative Agent, each Lender, and their respective directors, officers and employees, against all losses, claims, damages, penalties, judgments, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, all reasonable expenses of litigation or preparation therefor, whether or not the indemnified Person is a party thereto, or any settlement arrangement arising from or relating to any such litigation) which any of them may pay or incur arising out of or relating to any Loan Document or any of the transactions contemplated thereby or the direct or indirect application or proposed application of the proceeds of any Loan or Letter of Credit, other than those which arise from the gross negligence or willful misconduct of the party claiming indemnification. Each of the Borrower and the Canadian Borrower, upon demand by the Administrative Agent or a Lender at any time, shall reimburse the Administrative Agent or such Lender for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with investigating or defending against any of the foregoing (including any settlement costs relating to the foregoing) except if the same is directly due to the gross negligence or willful misconduct of the party to be indemnified or one of it Affiliates. The obligations of the Borrower and the Canadian Borrower under this Section shall survive the termination of this Agreement.

(b) The Borrower and the Canadian Borrower jointly and severally unconditionally agree to forever indemnify, defend and hold harmless, and covenants not to sue for any claim for contribution against, the Administrative Agent and the Lenders for any damages, costs, loss or expense, including without limitation, response, remedial or removal costs, arising out of any of the following: (i) any presence, release, threatened release or disposal of any hazardous or toxic substance or petroleum by the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), (ii) the operation or violation of any environmental law, whether federal, state, or local, and any regulations promulgated thereunder, by the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), (iii) any claim for personal injury or property damage in connection with the Borrower or any Subsidiary or otherwise occurring on or with respect to its Property (whether owned or leased), and (iv) the inaccuracy or breach of any environmental representation, warranty or covenant by the Borrower or any Subsidiary made herein or in any other Loan Document evidencing or securing any Obligations or setting forth terms and conditions applicable thereto or otherwise relating thereto, except for damages arising from the willful misconduct or gross negligence of the party claiming indemnification or arising solely out of events or activities occurring after title has transferred to the Agent or any Lender whether resulting from a foreclosure proceeding or the obtaining of title in lieu of foreclosure with respect to the applicable property. This indemnification shall survive the payment and satisfaction of all Obligations and the termination of this Agreement, and shall remain in force beyond the expiration of any applicable statute of limitations and payment or satisfaction in full of any single claim under this indemnification. This indemnification shall be binding upon the successors and assigns of the Borrower and Canadian Borrower and shall inure to the benefit of Administrative Agent and the Lenders directors, officers, employees, agents, and collateral trustees, and their successors and assigns.

(c) Notwithstanding the foregoing, the Canadian Borrower's obligations under this Section 13.15 shall be limited to those expenses caused by or otherwise relating to the Canadian Borrower or Obligations owing by the Canadian Borrower.

Section 13.16. Set-off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuation of any Event of Default, each Lender and each subsequent holder of any Obligation is hereby authorized by the Borrower and Canadian Borrower at any time or from time to time, without notice to the Borrower, the Canadian Borrower, or to any other Person, any such notice being hereby expressly waived, to set-off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts, and in whatever currency denominated) and any other indebtedness at any time held or owing by that Lender or that subsequent holder to or for the credit or the account of the Borrower or Canadian Borrower, as applicable, whether or not matured, against and on account of the Obligations of the Borrower or Canadian Borrower, as applicable, to that Lender or that subsequent holder under the Loan Documents, including, but not limited to, all claims of any nature or description arising out of or connected with the Loan Documents, irrespective of whether or not (a) that Lender or that subsequent holder shall have made any demand hereunder or (b) the principal of or the interest on the Loans or Notes and other amounts due hereunder shall have become due and payable

pursuant to Section 9 and although said obligations and liabilities, or any of them, may be contingent or unmatured. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; *provided, however,* that the failure to give such notice shall not affect the validity of such set-off and application.

Section 13.17. Entire Agreement. The Loan Documents constitute the entire understanding of the parties thereto with respect to the subject matter thereof and any prior agreements, whether written or oral, with respect thereto are superseded hereby.

Section 13.18. Governing Law. This Agreement and (unless expressly stated otherwise) the other Loan Documents, and the rights and duties of the parties hereto, shall be construed and determined in accordance with the internal laws of the State of Illinois.

Section 13.19. Severability of Provisions. Any provision of any Loan Document which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. All rights, remedies and powers provided in this Agreement and the other Loan Documents may be exercised only to the extent that the exercise thereof does not violate any applicable mandatory provisions of law, and all the provisions of this Agreement and other Loan Documents are intended to be subject to all applicable mandatory provisions of law which may be controlling and to be limited to the extent necessary so that they will not render this Agreement or the other Loan Documents invalid or unenforceable.

Section 13.20. Excess Interest. Notwithstanding any provision to the contrary contained herein or in any other Loan Document, no such provision shall require the payment or permit the collection of any amount of interest or interest on credit advanced in excess of the maximum amount of interest permitted by applicable law (including, without limitation, for the Canadian Borrower, under the Criminal Code (Canada)) to be charged for the use or detention, or the forbearance in the collection, of all or any portion of the Loans or other obligations outstanding under this Agreement or any other Loan Document (*"Excess Interest"*). For purposes of this Section 13.20 in respect of the Canadian Borrower, "interest" and "credit advanced" shall have the meanings ascribed thereto in the Criminal Code (Canada) and the "effective annual rate of interest" shall be calculated in accordance with generally accepted actuarial principles and practices, and in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent will be conclusive for purposes of such determination. If any Excess Interest is provided for, or is adjudicated to be provided for, herein or in any other Loan Document, then in such event (a) the provisions of this Section shall govern and control, (b) neither the Borrower, the Canadian Borrower nor any guarantor or endorser shall be obligated to pay any Excess Interest, (c) any Excess Interest that the Administrative Agent or any Lender may have received hereunder shall, at the option of the Administrative Agent, be (i) applied as a credit against the then outstanding principal amount of Obligations hereunder and accrued and unpaid interest thereon (not to exceed the maximum amount permitted by applicable law), (ii) refunded to the Borrower or the Canadian Borrower, as applicable, or (iii) any combination of the foregoing, (d) the interest rate payable hereunder or under any other Loan

Document shall be automatically subject to reduction to the maximum lawful contract rate allowed under applicable usury laws (the *"Maximum Rate"*), and this Agreement and the other Loan Documents shall be deemed to have been, and shall be, reformed and modified to reflect such reduction in the relevant interest rate, and (e) neither the Borrower, the Canadian Borrower nor any guarantor or endorser shall have any action against the Administrative Agent or any Lender for any damages whatsoever arising out of the payment or collection of any Excess Interest. Notwithstanding the foregoing, if for any period of time interest on any of Borrower's or the Canadian Borrower's Obligations is calculated at the Maximum Rate rather than the applicable rate under this Agreement, and thereafter such applicable rate becomes less than the Maximum Rate, the rate of interest payable on the Borrower's or the Canadian Borrower's Obligations, as applicable, shall remain at the Maximum Rate until the Lenders have received the amount of interest which such Lenders would have received during such period on the Borrower's or the Canadian Borrower's Obligations, as applicable, had the rate of interest not been limited to the Maximum Rate during such period.

Section 13.21. Construction. Nothing contained herein shall be deemed or construed to permit any act or omission which is prohibited by the terms of any Collateral Document, the covenants and agreements contained herein being in addition to and not in substitution for the covenants and agreements contained in the Collateral Documents.

Section 13.22. Lender's Obligations Several. The obligations of the Lenders hereunder are several and not joint. Nothing contained in this Agreement and no action taken by the Lenders pursuant hereto shall be deemed to constitute the Lenders a partnership, association, joint venture or other entity.

Section 13.23. Submission to Jurisdiction; Waiver of Jury Trial. The Parent, STA Holdings, the Borrower, the Canadian Borrower and each Guarantor hereby submits to the nonexclusive jurisdiction of the United States District Court for the Northern District of Illinois and of any Illinois State court sitting in the City of Chicago for purposes of all legal proceedings arising out of or relating to this Agreement, the other Loan Documents or the transactions contemplated hereby or thereby (provided that nothing herein shall limit the right of the Administrative Agent, or any Lender from commencing proceedings against the Canadian Borrower (or any Canadian Subsidiary of the Canadian Borrower) in the courts of any other jurisdiction including without limitation the courts of the Province of Ontario). The Parent, STA Holdings, the Borrower, the Canadian Borrower and each Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. The Canadian Borrower irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in any Canadian court (including without limitation in the Province of Ontario) and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. THE PARENT, STA HOLDINGS, THE BORROWER, THE CANADIAN BORROWER, EACH GUARANTOR, THE ADMINISTRATIVE AGENT AND EACH LENDER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 13.24. Confidentiality. (a) Subject to the provisions of clause (b) of this Section 13.24, each Lender agrees that it will use commercially reasonable efforts to avoid disclosing without the prior consent of the Borrower (other than to its employees, auditors, advisors or counsel, *provided* such Persons shall be subject to the provisions of this Section 13.24 to the same extent as such Lender) any information with respect to the Parent, STA Holdings, the Borrower, the Canadian Borrower, each Guarantor or any of their respective Subsidiaries which is now or in the future furnished pursuant to this Agreement or any other Loan Document and which is designated by such party to the Lenders in writing as confidential, *provided* that any Lender may disclose any such information (i) as has become generally available to the public, (ii) as may be required or appropriate in any report, examination, statement or testimony submitted to any municipal, state or federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or similar organizations (whether in the United States or elsewhere) or their successors, (iii) as may be required or appropriate in respect to any summons or subpoena or in connection with any litigation, (iv) in order to comply with any law, order, regulation or ruling applicable to such Lender, (v) to the Administrative Agent and (vi) to any prospective or actual transferee or participant in connection with any contemplated transfer or participation of any of the Notes or Commitments or any interest therein by such Lender, *provided,* that such prospective transferee agrees to abide by the provisions contained in this Section.

(b) The Borrower hereby acknowledges and agrees that each Lender may share with any of its affiliates any information related to the Borrower or any of its Subsidiaries (including, without limitation, any nonpublic customer information regarding the creditworthiness of the Borrower and its Subsidiaries, provided such Persons shall be subject to the provisions of this Section 13.24 to the same extent as such Lender).

Section 13.25. Currency. Each reference in this Agreement to U.S. Dollars or to Canadian Dollars (the *"relevant currency"*) is of the essence. To the fullest extent permitted by law, the obligation of the Borrower, the Canadian Borrower and each Guarantor in respect of any amount due in the relevant currency under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the Person entitled to receive such payment may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such Person receives such payment. If the amount of the relevant currency so purchased is less than the sum originally due to such Person in the relevant currency, the Borrower, the Canadian Borrower or relevant Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Person against such loss, and if the amount of the specified currency so purchased exceeds the sum of (a) the amount originally due to the relevant Person in the specified currency *plus* (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Person under Section 13.7 hereof, such Person agrees to remit such excess to the Borrower.

Section 13.26. Appointment and Authorization of Borrower. The Canadian Borrower irrevocably appoints and authorizes the Borrower to take such action as agent on its behalf and to

exercise such powers under the Loan Documents as are delegated to the Borrower by the terms thereof, together with all such powers as are reasonably incidental thereto. The Canadian Borrower irrevocably agrees that the Lenders may conclusively rely on the authority of the Borrower in exercising the powers granted to it by the terms of this Agreement.

Section 13.27. Reaffirmation of Collateral Documents. The Borrower, the Canadian Borrower and each Guarantor have heretofore executed and delivered to the Administrative Agent the Collateral Documents. The Borrower, the Canadian Borrower and each Guarantor hereby agrees that notwithstanding the execution and delivery of this Agreement, the Collateral Documents shall be and remain in full force and effect and that any rights and remedies of the Administrative Agent and the Lenders thereunder, obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder and any liens or security interests created or provided for thereunder shall be and remain in full force and effect and shall not be affected, impaired or discharged thereby and shall secure all of its indebtedness, obligations and liabilities to the Administrative Agent and the Lenders under the Existing Credit Agreement as amended and restated hereby. Nothing herein contained shall in any manner affect or impair the priority of the liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amended and Restated Credit Agreement. Without limiting the foregoing, the Borrower, the Canadian Borrower and each Guarantor acknowledges and agrees that all of the Borrower's, the Canadian Borrower's and each Guarantor's indebtedness, obligations and liabilities to the Administrative Agent and the Lenders pursuant to the Existing Credit Agreement as amended and restated hereby, including without limitation, all principal of and interest on the Loans and Notes (as defined in the Existing Credit Agreement as amended and restated hereby), whether presently existing or hereafter arising, shall constitute "Obligations" as defined in the Collateral Documents and shall be secured by, and entitled to all of the benefits of, the liens and security interest created and provided for under the Collateral Documents. Without limiting the generality of the foregoing provisions of this Section 13.27, the Borrower, the Canadian Borrower and each Guarantor confirm and agree that the Collateral Documents secure the guarantee obligations owing by each of them to the Canadian Lenders in respect of the Obligations of the Canadian Borrower under Section 12 above.

Section 13.28. USA Patriot Act. Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the *"Act"*) hereby notifies STA Holdings, the Borrower and each Guarantor that pursuant to the requirements of the Act, it is required to obtain, verify, and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Act.

Section 13.29. Quebec Liens. For the purposes of holding any Liens granted by the Canadian Borrower pursuant to or governed by the laws of the Province of Quebec, the Administrative Agent shall be the holder of an irrevocable power of attorney for all present and future Canadian Lenders. By executing an Assignment and Acceptance, each assignee Canadian Lender shall be deemed without any action required whatsoever, to ratify the power of attorney granted to the Administrative Agent hereunder. The Canadian Lenders agree that notwithstanding Section 32 of the Act respecting the Special Powers of Legal Persons (Quebec),

the Administrative Agent may, as the person holding the power of attorney of the Canadian Lenders acquire any debentures or other title of indebtedness secured by any hypothec granted by the Canadian Borrower to the Administrative Agent pursuant to the laws of the Province of Quebec.

This Agreement is entered into between us for the uses and purposes hereinabove set forth as of the date first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF CANADA INC., as
Canadian Borrower

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION LC, as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOLBUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
JAMES O. SACKS, INC., as a Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
POSITIVE CONNECTIONS LEASING CORP., as a Guarantor
BYRD YEANY BUSING, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By ______________________________
Name ______________________________
Title ______________________________

HARRIS N.A., as L/C Issuer and as
Administrative Agent

By ____________________
Name William Thomson
Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a U.S. Lender

By ______________________________
Name William Thomson
Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________

Name Robert M. Rusk

Title Duly Authorized Signatory

DEC. 13. 2006 3:12PM GE-CAPITAL NO. 4810 P. 2
12/13/2006 15:18 FTP Chapman and Cutler 14 → fax routing 002/004

CIBC INC., as a U.S. Lender

By ______________________

Name Dominic J. Sorresso

Title Executive Director

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By B. Ciallella

Name Ben Ciallella

Title Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a
Canadian Lender

By ______________________________________

Name ____________________________________ TIM THOMAS

Title Chint Kulkarni Managing Director

Director

GE CANADA FINANCE HOLDING COMPANY, as a Canadian Lender

By ________________________

Name ________________________

Title ________ **JACK F. MORRONE**

Senior Vice President,
GE Canada Finance Holding Company

EXHIBIT A

NOTICE OF PAYMENT REQUEST

[Date]

[Name of Lender]
[Address]

Attention:

Reference is made to the Second Amended and Restated Credit Agreement, dated as of December 14, 2006, among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, the Lenders party thereto, and Harris N.A., as Administrative Agent (the *"Credit Agreement"*). Capitalized terms used herein and not defined herein have the meanings assigned to them in the Credit Agreement. [The [Canadian] Borrower has failed to pay its [Canadian] Reimbursement Obligation in the amount of $____________. Your [Canadian] Revolver Percentage of the unpaid [Canadian] Reimbursement Obligation is $_____________] or [___________________________ has been required to return a payment by the [Canadian] Borrower of a [Canadian] Reimbursement Obligation in the amount of $_______________. Your [Canadian] Revolver Percentage of the returned [Canadian] Reimbursement Obligation is $_______________.]

Very truly yours,

____
as [Canadian] L/C Issuer

By ____________________________________
Name _______________________________
Title ________________________________

EXHIBIT B

NOTICE OF BORROWING

Date: ______________, ____

To: Harris N.A., as Administrative Agent for the Lenders parties to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent

Ladies and Gentlemen:

The undersigned, Student Transportation of America, Inc. (the *"Borrower"*), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 1.7 of the Credit Agreement, of the Borrowing specified below:

1. The Borrowing shall be advanced to the **[Canadian]** Borrower.

2. The Business Day of the proposed Borrowing is ___________, ____.

3. The aggregate amount of the proposed Borrowing is $______________.

4. The Borrowing is being advanced under the **[Revolving] [Canadian Revolving]** Credit.

5. The Borrowing is to be comprised of $___________ of **[Base Rate] [Canadian Prime Rate] [Eurodollar]** Loans **[Bankers' Acceptances]**.

[6. The duration of the Interest Period for the Eurodollar Loans included in the Borrowing shall be ___________ months.] [The Bankers' Acceptances shall mature in ________ months.]

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing, before and after giving effect thereto and to the application of the proceeds therefrom:

(a) the representations and warranties of the Borrower contained in Section 6 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date); and

(b) no Default or Event of Default has occurred and is continuing or would result from such proposed Borrowing.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ________________________________

Name ______________________________

Title _______________________________

EXHIBIT C

NOTICE OF CONTINUATION/CONVERSION

Date: ____________, _____

To: Harris N.A., as Administrative Agent for the Lenders parties to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*) among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent

Ladies and Gentlemen:

The undersigned, Student Transportation of America, Inc. (the *"Borrower"*), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 1.7 of the Credit Agreement, of the **[conversion] [continuation]** of the Loans specified herein, that:

1. The conversion/continuation is for a Borrowing advanced to the **[Canadian]** Borrower.

2. The conversion/continuation Date is __________, _____.

3. The aggregate amount of the **[Revolving] [Canadian Revolving]** Loans **[Bankers' Acceptances]** to be **[converted] [continued]** is $______________.

4. The Loans are to be **[converted into] [continued as] [Eurodollar] [Base Rate]** Loans **[Bankers' Acceptances]**.

5. **[If applicable:]** The duration of the Interest Period for the **[Revolving] [Canadian Revolving]** Loans included in the **[conversion] [continuation]** shall be _________ months. The Bankers' Acceptances shall mature in ____ months.

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the proposed conversion/continuation date, before and after giving effect thereto and to the application of the proceeds therefrom:

(a) the representations and warranties of the Borrower contained in Section 6 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date); *provided, however,* that this condition shall not apply to the conversion of an outstanding Eurodollar Loan to a Base Rate Loan; and

(b) no Default or Event of Default has occurred and is continuing, or would result from such proposed **[conversion] [continuation]**.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ____________________________________
Name ______________________________
Title ______________________________

EXHIBIT D-1

REVOLVING NOTE

______________, _______

FOR VALUE RECEIVED, the undersigned, Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), hereby promises to pay to the order of ______________________ (the *"Lender"*) on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, at the principal office of Harris N.A., as Administrative Agent, in Chicago, Illinois, in immediately available funds, the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Revolving Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is one of the Revolving Notes referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among the Borrower, Student Transportation of Canada Inc., the Guarantors party thereto, Harris N.A., as Administrative Agent and the Lenders party thereto (as amended from time to time, the *"Credit Agreement"*), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ______________________________
Name ___________________________
Title ____________________________

EXHIBIT D-2

CANADIAN REVOLVING NOTE

____________, ______

FOR VALUE RECEIVED, the undersigned, Student Transportation of Canada Inc., an Ontario corporation (the *"Canadian Borrower"*), hereby promises to pay to the order of ____________________ (the *"Lender"*) on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, in immediately available funds, the aggregate unpaid principal amount of all Canadian Revolving Loans made by the Lender to the Canadian Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Canadian Revolving Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is one of the Canadian Revolving Notes referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among Student Transportation of America, Inc., the Canadian Borrower, the Guarantors party thereto, Harris N.A., as Administrative Agent, the Lenders party thereto (as amended from time to time, the *"Credit Agreement"*), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Canadian Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF CANADA INC.

By ________________________________

Name _____________________________

Title _____________________________

EXHIBIT D-3

SWING NOTE

_______________, ____

FOR VALUE RECEIVED, the undersigned, Student Transportation of America, Inc., a Delaware corporation (the "*Borrower*"), hereby promises to pay to the order of ____________________ (the "*Lender*") on the Revolving Credit Termination Date of the hereinafter defined Credit Agreement, at the principal office of Harris N.A., as Administrative Agent, in Chicago, Illinois, in immediately available funds, the aggregate unpaid principal amount of all Swing Loans made by the Lender to the Borrower pursuant to the Credit Agreement, together with interest on the principal amount of each Swing Loan from time to time outstanding hereunder at the rates, and payable in the manner and on the dates, specified in the Credit Agreement.

This Note is the Swing Note referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006, among the Borrower, Student Transportation of Canada Inc., the Guarantors party thereto, the Lenders party thereto, and Student Transportation of America, Inc., ________________, Harris N.A., as Administrative Agent for the Lenders (as extended, renewed, amended or restated from time to time, the "*Credit Agreement*"), and this Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

Voluntary prepayments may be made hereon, certain prepayments are required to be made hereon, and this Note may be declared due prior to the expressed maturity hereof, all in the events, on the terms and in the manner as provided for in the Credit Agreement.

The Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF AMERICA

By ________________________________
Name ____________________________
Title _____________________________

EXHIBIT D-4

FORM OF ACCEPTANCE NOTE

PROMISSORY NOTE

_______________, _______

FOR VALUE RECEIVED, the undersigned, Student Transportation of Canada Inc., an Ontario corporation (the "*Canadian Borrower*"), hereby promises to pay to the order of ____________________ (the "*Lender*") on ____________________ at ________________________________ in Toronto, Ontario, in immediately available funds, the principal sum of ____________________ Canadian Dollars.

This Acceptance Note is one of the Acceptance Notes referred to in the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among Student Transportation of America Inc., Student Transportation of Canada Inc., the Guarantors party thereto, Harris N.A., as Administrative Agent, the Lenders party thereto (as amended from time to time, the "*Credit Agreement*"), and this Acceptance Note and the holder hereof are entitled to all the benefits and security provided for thereby or referred to therein, to which Credit Agreement reference is hereby made for a statement thereof. All defined terms used in this Acceptance Note, except terms otherwise defined herein, shall have the same meaning as in the Credit Agreement. This Note shall be governed by and construed in accordance with the internal laws of the State of Illinois.

The Credit Agreement provides for the acceleration of the maturity of this Acceptance Note upon the occurrence of certain events and for prepayments of Bankers' Acceptances upon the terms and conditions specified therein.

The Canadian Borrower hereby waives demand, presentment, protest or notice of any kind hereunder.

STUDENT TRANSPORTATION OF CANADA INC.

By ______________________________
Name ___________________________
Title ____________________________

EXHIBIT E

STUDENT TRANSPORTATION OF AMERICA, INC.

COMPLIANCE CERTIFICATE

To: Harris N.A., as Administrative Agent under, and the Lenders party to, the Credit Agreement described below

This Compliance Certificate is furnished to the Administrative Agent and the Lenders pursuant to that certain Second Amended and Restated Credit Agreement dated as of December 14, 2006 among us (the *"Credit Agreement"*). Unless otherwise defined herein, the terms used in this Compliance Certificate have the meanings ascribed thereto in the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFIES ON BEHALF OF THE BORROWER THAT:

1. I am the duly elected ____________ of Student Transportation of America, Inc.;

2. I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Borrower and its Subsidiaries during the accounting period covered by the attached financial statements;

3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or the occurrence of any event which constitutes a Default or Event of Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Compliance Certificate, except as set forth below;

4. The financial statements required by Section 8.5 of the Credit Agreement and being furnished to you concurrently with this Compliance Certificate are true, correct and complete in all material respects as of the date and for the periods covered thereby; and

5. Schedule I hereto sets forth financial data and computations evidencing the Borrower's compliance with certain covenants of the Credit Agreement, all of which data and computations are, to the best of my knowledge, true, correct and complete in all material respects and have been made in accordance with the relevant Sections of the Credit Agreement.

6. The Parent has not assets other than its investment in STA Holdings.

Described below are the exceptions, if any, to paragraph 3 by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking, or proposes to take with respect to each such condition or event:

____

____

____

____

The foregoing certifications, together with the computations set forth in Schedule I hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this ______ day of __________________ _____.

STUDENT TRANSPORTATION OF AMERICA, INC.

By ________________________________

Name ____________________________

Title ____________________________

SCHEDULE I
TO COMPLIANCE CERTIFICATE

COMPLIANCE CALCULATIONS
FOR CREDIT AGREEMENT DATED AS OF DECEMBER 14, 2006

CALCULATIONS AS OF ______________, ________

A. Interest Coverage Ratio (Section 8.24)

1.	Net Income for past 12 months	$__________
2.	Interest Expense for past 12 months	$__________
3.	Income taxes for past 12 months	$__________
4.	Depreciation and Amortization Expense for past 12 months	$__________
5.	Write-off of expenses per definition of Adjusted EBITDA	$__________
6.	Sum of lines A1, A2, A3, A4 and A5	$__________
7.	Cash Interest Expense (line A9)	$__________
8.	Ratio of Line A6 to Line A7	____: 1.0
9.	The Borrower is in compliance (circle yes or no)	yes/no

B. Total Funded Debt to Adjusted EBITDA (Section 8.25)

1.	Total Funded Debt		$__________
	U.S. Senior Debt	_________	
	Canadian Senior Debt	_________	
	Subordinated Debt	_________	
	Seller Debt	_________	
	Guarantees	_________	
	Other Debt	_________	
2.	Net Income for past 12 months		$__________
3.	Interest Expense for past 12 months		$__________
	Interest on Senior Debt	_________	
	Cash Interest on Subordinated Debt	_________	
	PIK Interest on Subordinated Debt	_________	
	Other Interest	_________	
4.	Income taxes for past 12 months		$__________

5.	Depreciation and Amortization Expense for past 12 months	$__________
6.	Write-off of expenses per definition of EBITDA	$__________
7.	EBITDA from permitted Acquisitions adjusted for savings per schedule attached	$__________
8.	Projected EBITDA from new Bid Contracts per schedule attached	$__________
9.	Non-cash expense relating to STA Holdings Equity Incentive Plan (*minus* the amount paid in cash to the extent not deducted from Net Income)	
10.	EBITDA from Terminated Contracts per schedule attached	$__________
11.	Sum of Lines B2, B3, B4, B5, B6, B7, B8 and B9 *minus* B10 (*"Adjusted EBITDA"*)	$__________
12.	Ratio of Line B1 to B10	____: 1.0
13.	Line B12 ratio must not exceed	____: 1.0
14.	The Borrower is in compliance (circle yes or no)	yes/no

C. <u>Total Senior Funded Debt to Adjusted EBITDA (Section 8.26)</u>

1.	Total Funded Debt	$__________
2.	Subordinated Debt	$__________
3.	Line C1 *minus* C2 (Total Senior Funded Debt)	$__________
4.	Adjusted EBITDA Amount from Line B11	$__________
5.	Ratio of Line C3 to C4	____: 1.0
6.	Line C5 ratio must not exceed	____: 1.0
7.	The Borrower is in compliance (circle yes or no)	yes/no

D. <u>Capital Expenditures (Section 8.27)</u>

1.	Rolling 12-month Capital Expenditures	$__________
2.	Permitted Acquisition and new Bid Contract Cap Ex	$__________
3.	Net Proceeds from Equipment Sales	$__________
4.	Cap Ex funded with issuance of Equity	$__________
5.	D1 *minus* D2 *minus* D3 *minus* D4	$__________
6.	Maximum permitted amount	$__________
7.	The Borrower is in compliance (circle yes or no)	yes/no

E. Permitted Acquisitions (U.S.)
for year to date identified and described on attachment $__________

Date	Amount
____________	____________
____________	____________
____________	____________

F. Permitted Acquisitions (Canadian)
for year to date identified and described on attachment $__________

Date	Amount
____________	____________
____________	____________
____________	____________

G. Permitted U.S. Bid Contracts $__________
for year to date per attachment

Date	Amount
____________	____________
____________	____________
____________	____________

H. Permitted Canadian Bid Contracts $__________
for year to date per attachment

Date	Amount
____________	____________
____________	____________
____________	____________

I. Indebtedness (Section 8.7(g))

1. Purchase money indebtedness $__________

2. Capitalized Lease Obligations $__________

	3.	Unsecured Indebtedness for Borrowed Money (not otherwise permitted)	$__________
	4.	Sum of Lines I1, I2, and I3 (not to exceed $10,000,000)	$__________
	5.	The Borrower is in compliance (circle yes or no)	yes/no
J.	Repurchase/Redemptions (Section 8.12(vii))		
	1.	Aggregate principal amount of Subordinated Notes repurchased since Closing Date	$__________
	2.	Aggregate principal amount of Income Participating Securities redeemed since the Closing Date	$__________
	3.	Sum of Lines J1 and J2 (not to exceed $5,000,000)	$__________
	4.	The Borrower is in compliance (circle yes or no)	yes/no

EXHIBIT F

ASSIGNMENT AND ACCEPTANCE

Dated _____________, _____

Reference is made to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (the *"Credit Agreement"*) among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, the Lenders (as defined in the Credit Agreement) and Harris N.A., as Administrative Agent for the Lenders (the *"Administrative Agent"*). Terms defined in the Credit Agreement are used herein with the same meaning.

____ (the *"Assignor"*) and ___________________________ (the *"Assignee"*) agree as follows:

1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the amount and specified percentage interests shown on Annex I hereto of the Assignor's rights and obligations under the Credit Agreement as of the Effective Date (as defined below), including, without limitation, such percentage interest in the Assignor's Commitments as in effect on the Effective Date and the Loans, if any, owing to the Assignor on the Effective Date and the Assignor's Percentage of any outstanding L/C Obligations.

2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim, lien, or encumbrance of any kind; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower or any Subsidiary of any of their respective obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto.

3. The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered to the Lenders pursuant to Section 8.5(a) and (b) thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit

Agreement; (iii) appoints and authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender including, without limitation, pursuant to Section 13.1 of the Credit Agreement; and (v) specifies as its lending office (and address for notices) the offices set forth on its Administrative Questionnaire.

4. As consideration for the assignment and sale contemplated in Annex 1 hereof, the Assignee shall pay to the Assignor on the Effective Date in Federal funds and/or Canadian Dollars, as applicable, the amount agreed upon between them. It is understood that commitment and/or letter of credit fees accrued to the Effective Date with respect to the interest assigned hereby are for the account of the Assignor and such fees accruing from and including the Effective Date are for the account of the Assignee. Each of the Assignor and the Assignee hereby agrees that if it receives any amount under the Credit Agreement which is for the account of the other party hereto, it shall receive the same for the account of such other party to the extent of such other party's interest therein and shall promptly pay the same to such other party.

5. The effective date for this Assignment and Acceptance shall be ___________, ____ (the "*Effective Date*"). Following the execution of this Assignment and Acceptance, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent and, if required, the relevant Borrower.

6. Upon such acceptance and recording, from and after the Effective Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

7. Upon such acceptance and recording, from and after the Effective Date, the Administrative Agent shall make all payments under the Credit Agreement in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and commitment fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Effective Date directly between themselves.

8. In accordance with Section 13.12 of the Credit Agreement, the Assignor and the Assignee request and direct that the Administrative Agent prepare and request the Borrower or Canadian Borrower, as applicable, to execute and deliver to the Assignee the relevant Notes payable to the Assignee in the amount of its Commitments and new Notes to the Assignor in the amount of its Commitments after giving effect to this assignment.

9. This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of Illinois.

[ASSIGNOR LENDER]

By ______________________________
Name __________________________
Title ___________________________

[ASSIGNEE LENDER]

By ______________________________
Name __________________________
Title ___________________________

Accepted and consented this
____ day of ____________

STUDENT TRANSPORTATION OF AMERICA, INC.

By __________________________
Name ______________________
Title _______________________

Accepted and consented to by the Administrative Agent this
_______ day of ________________

___________________________, as Administrative Agent

By ____________________________
Name _______________________
Title _________________________

ANNEX I
TO ASSIGNMENT AND ACCEPTANCE

The assignee hereby purchases and assumes from the assignor the following interest in and to all of the Assignor's rights and obligations under the Credit Agreement as of the effective date.

FACILITY ASSIGNED	AGGREGATE COMMITMENT/LOANS FOR ALL LENDERS	AMOUNT OF COMMITMENT LOANS/ASSIGNED	PERCENTAGE ASSIGNED OF COMMITMENT LOANS
Revolving Credit	$__________	$__________	$__________
Canadian Revolving Credit	$__________	$__________	$__________

EXHIBIT G

SUBSIDIARY GUARANTEE AGREEMENT

_______________, _____

HARRIS N.A., as Administrative Agent for the Lenders party to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 among Student Transportation of America, Inc., Student Transportation of Canada Inc., certain Guarantors, such Lenders and such Administrative Agent (as amended, modified or otherwise supplemented from time to time, the *"Credit Agreement"*)

Dear Sirs:

Reference is made to the Credit Agreement described above. Terms not defined herein which are defined in the Credit Agreement shall have for the purposes hereof the meaning provided therein.

The undersigned, **[name of Domestic Subsidiary Guarantor]**, a **[jurisdiction of organization] [corporation/limited liability company/general partnership/limited partnership]**, hereby confirms that it is to be a *"Guarantor"* for all purposes of the Credit Agreement, effective from the date hereof. The undersigned confirms that the representations and warranties set forth in Section 6 of the Credit Agreement are true and correct in all material respects as to the undersigned as of the date hereof (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date).

Without limiting the generality of the foregoing, the undersigned hereby agrees to perform all the obligations of a Guarantor under, and to be bound in all respects by the terms of, the Credit Agreement, including without limitations Section 12 thereof, to the same extent and with the same force and effect as if the undersigned were a direct signatory thereto.

This Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois.

Very truly yours,

[NAME OF SUBSIDIARY GUARANTOR]

By ______________________________

Name ____________________________

Title ____________________________

EXHIBIT H

COMMITMENT AMOUNT INCREASE REQUEST

________________, ____

To: Harris N.A., as Administrative Agent for the Lenders parties to the Second Amended and Restated Credit Agreement dated as of December 14, 2006 (as extended, renewed, amended or restated from time to time, the *"Credit Agreement"*), among Student Transportation of America, Inc., Student Transportation of Canada Inc., the Guarantors party thereto, certain Lenders which are signatories thereto, and Harris N.A., as Administrative Agent

Ladies and Gentlemen:

The undersigned, Student Transportation of America, Inc. (the *"Borrower"*) hereby refers to the Credit Agreement and requests that the Administrative Agent consent to an increase in the aggregate Revolving Credit Commitments and/or Canadian Revolving Credit Commitments (the *"Commitment Amount Increase"*), in accordance with Section 1.17 of the Credit Agreement, to be effected by **[an increase in the [Revolving Credit Commitment] [Canadian Revolving Credit Commitment] of [name of existing Lender] [name of existing Canadian Lender] [the addition of [name of new Lender] (the *"New Lender"*) as a Lender under the terms of the Credit Agreement]**. Capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

After giving effect to such Commitment Amount Increase, the **[Revolving Credit Commitment] [Canadian Revolving Credit Commitment]** of the **[Lender] [New Lender]** shall be $____________.

[Include paragraphs 1-4 for a New Lender]

1. The New Lender hereby confirms that it has received a copy of the Loan Documents and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Loans and other extensions of credit thereunder. The New Lender acknowledges and agrees that it has made and will continue to make, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, its own credit analysis and decisions relating to the Credit Agreement. The New Lender further acknowledges and agrees that the Administrative Agent has not made any representations or warranties about the credit worthiness of the Borrower or any other party to the Credit Agreement or any other Loan Document or with respect to the legality, validity,

sufficiency or enforceability of the Credit Agreement or any other Loan Document or the value of any security therefor.

2. Except as otherwise provided in the Credit Agreement, effective as of the date of acceptance hereof by the Administrative Agent, the New Lender (i) shall be deemed automatically to have become a party to the Credit Agreement and have all the rights and obligations of a *"Lender"* or *"Canadian Lender,"* as applicable, under the Credit Agreement as if it were an original signatory thereto and (ii) agrees to be bound by the terms and conditions set forth in the Credit Agreement as if it were an original signatory thereto.

3. The New Lender shall deliver to the Administrative Agent an Administrative Questionnaire.

[4. The New Lender has delivered, if appropriate, to the Borrower and the Administrative Agent (or is delivering to the Borrower and the Administrative Agent concurrently herewith) the tax forms referred to in [Section 13.1] [Section 12.1] of the Credit Agreement.]*

THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACTUAL OBLIGATION UNDER, AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS.

The Commitment Amount Increase shall be effective when the executed consent of the Administrative Agent is received or otherwise in accordance with Section 1.17 of the Credit Agreement, but not in any case prior to ____________________, ____. It shall be a condition to the effectiveness of the Commitment Amount Increase that all expenses referred to in Section 1.17 of the Credit Agreement shall have been paid.

The Borrower hereby certifies that no Default, Event of Default or Dividend Suspension Period has occurred and is continuing.

Please indicate the Administrative Agent's consent to such Commitment Amount Increase by signing the enclosed copy of this letter in the space provided below.

Very truly yours,

[INSERT NAME OF BORROWER]

By ________________________________
Name ______________________________
Title ______________________________

* Insert bracketed paragraph if New Lender is organized under the law of a jurisdiction other than the United States of America or a state thereof.

[NEW OR EXISTING LENDER INCREASING COMMITMENTS]

By ______________________________
Name______________________________
Title______________________________

The undersigned hereby consents on this __ day of ___________, _____ to the above-requested Commitment Amount Increase.

HARRIS N.A., as Administrative Agent

By ______________________________
Name______________________________
Title______________________________

SCHEDULE I

NAME OF LENDER	REVOLVING CREDIT COMMITMENT	CANADIAN REVOLVING CREDIT COMMITMENT
BMO Capital Markets Financing, Inc.	$18,000,000	$0
General Electric Capital Corporation	$15,000,000	$0
CIBC, Inc.	$12,000,000	$0
Bank of Montreal	$0	CAN$13,200,000
GE Canada Finance Holding Company	$0	CAN$11,000,000
Canadian Imperial Bank of Commerce	$0	CAN$8,800,000

SCHEDULE 1.2

EXISTING LETTERS OF CREDIT

NUMBER	BENEFICIARY	AMOUNT	EXPIRY
HACH141590OS	Perkiomen Valley School District	$585,478.69	June 30, 2007
HACH99098OS	National Interstate Insurance	$955,776.00	March 29, 2007

SCHEDULE 6.2

SUBSIDIARIES

The ownership of STA Holdings stock is as described in the Public Reports.

NAME OF OWNER	NAME OF ISSUER	JURISDICTION OF INCORPORATION	NO. OF SHARES/ UNITS	CERTIFICATE NO.
Student Transportation of America, Inc.	STA of Connecticut, Inc.	Connecticut	10	2
Student Transportation of America, Inc.	Goffstown Truck Center, Inc.	New Hampshire	200	14
Student Transportation of America, Inc.	Rick Bus Company	New Jersey	100	8
Student Transportation of America, Inc.	STA of New Jersey, Inc.	New Jersey	100	9
Student Transportation of America, Inc.	STA of Pennsylvania, Inc.	Pennsylvania	300	6
Student Transportation of America, Inc.	STA Transportation of Pittsburgh, Inc.	Pennsylvania	90	5
Student Transportation of America, Inc.	Santa Barbara Transportation Corporation	California	1,000	C-6
Student Transportation of America, Inc.	Southwest Student Transportation LC	Texas	25,000 units	6
Student Transportation of America, Inc.	North Bend Bus Company, Inc.	Oregon	9	11
Student Transportation of America, Inc.	Student Transportation of Vermont, Inc.	Vermont	50	5

NAME OF OWNER	NAME OF ISSUER	JURISDICTION OF INCORPORATION	NO. OF SHARES/ UNITS	CERTIFICATE NO.
Student Transportation of America, Inc.	STA of New York, Inc.	New York	200	32
Student Transportation of America, Inc.	James O. Sacks, Inc.	Pennsylvania	5,000	10
Student Transportation of America, Inc.	Positive Connections, Inc.	Illinois	1,000	1
Student Transportation of America, Inc.	Byrd Yeany Busing, · Inc.	Pennsylvania	100	3
Student Transportation of America, Inc.	Hudson Bus Lines, Inc.	Maine	6	12
Student Transportation of America, Inc.	McCrillis Transportation, Inc.	Maine	100	5
Student Transportation of America, Inc.	Positive Connections Leasing Corp.	Illinois	1,000	1
Student Transportation of America, Inc.	Dail Transportation Inc.	New Hampshire	600,000	7A and 8A
Student Transportation of America, Inc.	Ledgemere Transportation, Inc.	Maine	3,750	3
STA of Pennsylvania, Inc.	Krise Bus Service, Inc.	Pennsylvania	100	2
STA of Pennsylvania, Inc.	Ralph Prichard Schoolbuses, Inc.	Pennsylvania	100,000	3
STA of Pennsylvania, Inc.	Altoona Student Transportation, Inc.	Delaware	1,000	1
Student Transportation of America, Inc.	Student Transportation of Canada Ltd.	Ontario	100	C-2

NAME OF OWNER	NAME OF ISSUER	JURISDICTION OF INCORPORATION	NO. OF SHARES/ UNITS	CERTIFICATE NO.
Student Transportation of America, Inc.	Student Transportation of Canada Inc.	Ontario	100	C-1
Student Transportation of Canada Inc.	Toshmar Bus Lines Limited	Ontario	3,999	13
Student Transportation of Canada Inc.	Simcoe Coach Lines Limited	Ontario	1,000	C-2
Student Transportation of America Ltd.	Student Transportation of America Holdings, Inc.	Delaware		
Student Transportation of America Holdings, Inc.	Student Transportation of America ULC	Nova Scotia	421,409	
Student Transportation of America Holdings, Inc.	Student Transportation of America, Inc.	Delaware		

SCHEDULE 6.11

EXISTING LITIGATION

There is no litigation, governmental proceeding or labor controversy pending or threatened against the Borrower or its Subsidiaries which, if adversely determined, could reasonably be expected to have a Material Adverse Effect. Separate and apart from any litigation listed on the Borrower's insurance loss runs for Auto Liability and/or Workers Compensation Liability, the Borrower also is dealing with the following pending or threatened litigation matters, which the Borrower believes will not, individually or in the aggregate, give rise to a Material Adverse Effect on the Borrower or its Subsidiaries:

1. Richard Ellenberger

Plaintiff is a former employee of Krise Bus (an acquired subsidiary of STA) in Pennsylvania who has alleged that he is due back pay for employment from June, 2004 (the month in which STA purchased Krise Bus) through the end of calendar 2004. His claim is for approximately $23,000. Plaintiff had an employment contract with Krise Bus that required the company to give 12 days notice of termination if it wished to terminate for any reason. STA terminated the plaintiff shortly after the time of acquisition and, at the time of termination, he was paid out the 12 days pay, in lieu of notice. Termination was due to the fact that his finance/controller position was eliminated as a result of the Krise Bus purchase. At this point, STA's position is that it substantially complied with the contract when he was notified of the end of the agreement. While Ellenberger has not made a formal demand for settlement, his counsel has indicated that he is interested in discussing settlement and that he is looking for something in the nature of "severance" pay. The Company has made the decision not to pursue any discovery or a motion to dismiss at this time. Counsel advises that there has been no change in status of this case since May 5, 2006. The plaintiff has not taken any action to advance this case beyond filing the Complaint.
Counsel: Ellen P. Milcic, Thorpe, Reed & Armstrong, Pittsburgh, PA.

2. Schools Excess Liability Fund ("S.E.L.F.") vs. Santa Barbara Transportation ("SBT")

In April of 1994, over two years prior to STA's acquisition of SBT, an incident occurred involving SBT that gave rise to a serious personal injury lawsuit involving a wheelchair-bound student from California, Richard Houghton. SBT tendered defense of the suit to its various primary and excess insurers. In May, 1999, the lawsuit was settled. Two of SBT's insurers, Westchester and S.E.L.F. each contributed $2.1 million to the settlement. The insurers reserved rights as between each other at the time of the settlement. In May, 2000, S.E.L.F. initiated a lawsuit against Westchester for recovery of the amount it advanced into the settlement, based on an argument that the Westchester coverage had to be exhausted before resorting to the S.E.L.F. coverage. Westchester then filed a cross-complaint against S.E.L.F. seeking to recoup its own contribution to the settlement.

On October 29, 2001, Westchester reiterated to SBT its support of the original settlement by executing an indemnity agreement (the "Indemnity") in favor of both SBT and STA covering any liability or costs arising from the 1994 case, its settlement, or any action which may be taken by S.E.L.F. against STA or SBT. In August, 2004, with the legal dispute between the insurers still pending after over four years, counsel to SBT notified STA that S.E.L.F. had filed an additional lawsuit directly against SBT alleging breach of contract, seeking rescission, reformation and other remedies, and claiming for the return of its $2.1 million contribution to the settlement. Management believes this claim to be tactical in nature, and an attempt to leverage its main case against Westchester by implicating its 'customer', SBT. By a signed letter dated August 27, 2004, Westchester acknowledged to STA the suit launched by S.E.L.F. and reiterated to STA that it would be bound by the October 29, 2001 indemnity it signed in favor of STA and SBT. Westchester, accordingly, referred the matter to its attorneys in late 2004 and since that time has assumed all costs of defense of the S.E.L.F. claim for SBT and STA. STA Counsel also filed a motion for summary judgment. In the motion, counsel asked the court to rule that S.E.L.F. has no valid claim against STA, and that many of its claims against SBT were invalid. Specifically, the motion alleged that S.E.L.F.'s claims are barred because S.E.L.F. failed to issue a reservation of rights against SBT regarding the Houghton action. STA was granted Summary Judgment on May 25, 2006. STA was dismissed and released from the litigation. SBT remains a defendant; however, this matter is essentially a dispute between two insurers, with STA caught in the middle. STA and SBT have been fully indemnified in writing for liabilities and all legal fees by Westchester Insurance, and hence management of STA has not viewed the matter, in any event, as a concern and it has not given rise to any litigation counsel fees. However, given the complexity of the case and the effort required to monitor the matter, it is a very positive development that STA has now been removed from the action.

On November 13, 2006 the trial on equitable issues was commenced. This trial was to address solely Westchester's claim for reformation of the Westchester policy to exclude coverage of the Houghton incident as to S.E.L.F. In other words, Westchester is attempting to recover the $2.1 million it paid towards the settlement from S.E.L.F. (plus interest since 1999). This phase does not expose SBT to liability. The reformation action will examine whether SBT and Westchester both believed that in 1993/1994, when the policy was written, the policy was not intended to cover buses operated by the District, for which SBT obtained coverage through the District. If the court finds SBT and Westchester did not intend the policy to cover District buses, the court also will examine whether it is equitable to allow Westchester to assert the reformed policy against S.E.L.F. In other words, at issue is the fairness of allowing Westchester to have the policy reformed years after the incident, and use the reformed policy to recover $2.1 million (plus interest) from S.E.L.F. As this is an equitable issue, arguably the circumstances surrounding the parties' relationships (including SBT, S.E.L.F. and Westchester's relationships as the Houghton action was approaching trial and settlement) will be relevant, and will be put before the court. Trial began as scheduled on November 13, 2006 and ended up spanning three weeks. The judge has taken the first phase under submission. Closing arguments were heard on November 30. By statute, the judge has 90 days to issue his decision (until February 28, 2007). Once the judge makes the decision, the scope of any subsequent phases of trial will be determined.

Counsel: Carol Sherman Zaist and Greg Dillion, Newmeyer & Dillion, Newport Beach, CA.

3. Cris Critchley vs. Southwest Student Transportation ("SST")

Plaintiff is an ex-employee from Texas. He is claiming wrongful termination for refusing to perform an unlawful act. Cris Critchley was employed as a bus driver for SST. He claims that he was terminated for refusing to perform criminal activities that would endanger the lives of minor children, Mr. Critchley claims the basis for these allegations is that the bus he was assigned to drive on July 27, 2004 had so much play in the steering wheel, that it was not safe. The case is not yet set for trial. Plaintiff's last settlement demand was $14,500. SST's last offer to settle was for $3,000. The case is set for the Alternative Dispute Resolution docket on 1/17/07, and currently the jury trial date is scheduled for 5/14/07.
Counsel: Judith Blakeway, Strasburger & Price, LLP, San Antonio, Texas.

4. STA vs. John H. Kemp and Eileen M. Kemp

STA purchased the shares of Kemp's Bus Service, Inc. from John and Eileen Kemp pursuant to a Stock Purchase Agreement. Part of the purchase deal included the lease of the Kemps' terminal for a period of time, a terminal they then shared. During the period that Kemp's and STA shared the operating site under the lease arrangement, the Kemps' motorcoach company purchased fuel from STA and STA invoiced Kemp's for the fuel. The parties had a dispute as to the amount of monies due and owing to each other. STA claims that approximately $94,000 is due from the Kemps, primarily for invoiced fuel. The Kemps claim that only $26,000 is due and owing to STA. STA filed a lawsuit against the Kemps to recover the amounts due and owing and intends to vigorously advance the case. STA also sought to offset monies due and owing under the terms of the promissory note payable in connection with the sale. STA requested that the Court permit payment into Court of the monies due to the Kemps. STA is also requesting that the Court permit STA to continue to use the trade name 'Kemps Bus Service' Further, STA is claiming damages for breach of contract as a result of Kemp's interference with the Greece Central School District contract, which was acquired in the transaction. In response, the Kemps have countered that STA should be prevented from using the trade name 'Kemps Bus Service'. In late May, the Court entertained preliminary arguments with regard to monies due and owing under the terms of the promissory note. STA had argued that monies that were due under the promissory note should be offset by the monies owed by the Kemps. The Court denied STA that relief, but indicated that John Kemp appeared to be in conflict by his functions at the District. STA paid the portion of the promissory note payment that was not in dispute. The parties are both in the process of responding to continuing document discovery requests and setting up depositions with regard to the various claims and counterclaims outlined above. There has been no change in status of this case since September 20, 2006.

Counsel: Mike Law and Jackie Polito, Phillips Lytle LLP, Rochester, NY.

5. <u>Bellew, Neth and Robb v. STA of N.Y. Inc. and Kemp's Bus Services, Inc.</u>

Bellew, Neth and Robb filed a joint lawsuit against STA claiming wrongful termination based upon violations of Labor Law §740. Labor Law § 740 is New York State's whistleblower statute. Each plaintiff alleges in the same lawsuit that they were either terminated or constructively discharged after they made complaints to their boss about various alleged safety issues. It is a defense to the statute that the employee's termination was based upon a legitimate business rationale. The statute permits an award of attorney fees to either the employee or the employer depending upon the facts. STA answered the Complaint and denied any and all wrongdoing. STA argued that Bellew and Robb voluntarily quit their employment. Plaintiff Neth was terminated for cause. The NYS Unemployment Board has upheld a finding of termination for cause as it relates to Neth's claim for unemployment benefits. STA has yet to serve discovery demands upon the plaintiffs to move the litigation forward as the plaintiffs are not pushing the case process. There has been no change in status of this case since September 20, 2006. This case is being covered by STA's EPLI carrier, subject to a $100,000 deductible.
Counsel: Jacqueline Phipps Polito, Phillips Lytle, LLP.

6. <u>Mary Catalino case in U.S. District Court, Rochester N.Y.</u>

On June 9, 2006, plaintiff commenced a class action on behalf of herself and certain other current and former employees of STA of New York, Inc. and its parent company who performed dispatching duties, seeking damages for unpaid overtime under federal and state law. Although Student Transportation of America, Inc. does not, in most instances, directly employ the dispatching employees, suit alleges that Student Transportation is a "joint employer" within the meaning of the Fair Labor Standards Act, and therefore potentially liable to pay any proven unpaid overtime, liquidated damages and attorneys' fees. Prior to any motion for class certification, the Company and STA of New York, Inc. entered into a settlement with the named plaintiff. Since the claims were brought under the FLSA, court approval of any settlement was required. On December 11, 2006, the Court found that the settlement was reasonable and therefore approved the settlement, dismissing the action with prejudice against the named plaintiff.

Counsel: Paul I. Perlman, Hodgson Russ LLP, Buffalo, New York.

SCHEDULE 8.7

EXISTING INDEBTEDNESS FOR BORROWED MONEY

SELLER	OUTSTANDING PRINCIPAL AMOUNT
John / Eileen Kemp	100,000
Tim Krise	157,500
James Sacks	383,334
Phil and Patsy Dail	0
John McCrillis	132,000
Mike Perry	2,820,000
Total	3,592,834

Schedule 8.8(g)

Existing Liens

All Liens except those permitted under Section 8.8 of the Agreement or those described below will be released by the secured parties with respect thereto prior to or contemporaneously with the Closing Date:

1. UCC-1 financing statements filed listing the Borrower or a Subsidiary as the debtor thereunder filed for notice or precautionary purposes only in connection with lease or bailment transactions.

2. The Federal Tax Lien Index indicates a Lien against Positive Connections, Inc., a Subsidiary of Borrower, filed in 2001 in the amount of $11,500.06. In 2002, the IRS issued a letter indicating that no taxes were owing by that company. However, despite repeated attempts to have the IRS remove the Lien from the register, the IRS has failed to do so.

3. Three minor legal judgments, the details of which have been disclosed to Noteholders' counsel, in Texas, California and New Jersey. Together, the three claims amount to an aggregate of less than $20,000.

SCHEDULE 8.9

EXISTING INVESTMENTS

None

Execution Version

STUDENT TRANSPORTATION OF AMERICA, INC.

US$35,000,000 Principal Amount Senior Notes
due December 15, 2011

NOTE PURCHASE AGREEMENT

Dated as of December 14, 2006

CHIDMS1/2475013.16

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CHIDMS1/2475013.16

THIS NOTE PURCHASE AGREEMENT (the **"Agreement"**) is entered into as of December 14, 2006 by and among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the **"Issuer"**), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC, a Delaware corporation, STUDENT TRANSPORTATION OF AMERICA LTD., an Ontario corporation, SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada, LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada, those persons from time to time entered into the register as holders of the Notes (as defined below) by proper endorsement and delivery (each a **"Noteholder"** and collectively the **"Noteholders"**) and COMPUTERSHARE TRUST COMPANY, INC., a Colorado limited purpose trust company. All capitalized terms used herein shall have the meanings given to such terms in Schedule B attached hereto; references to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

RECITALS

WHEREAS, The Issuer desires to sell certain Notes to the Noteholders as provided in this Agreement subject to the terms and conditions set forth herein.

WHEREAS, Student Transportation of America Holdings, Inc., a Delaware corporation (**"Holdings"**) and each of Holdings' and the Issuer's Domestic Subsidiaries are willing to guaranty all of the obligations of the Issuer and enter into certain security documents to secure the obligations under such guaranties;

WHEREAS, Holdings and the Issuer are willing to pledge all of the capital stock in all of their Domestic Subsidiaries and 65% of the capital stock in their Foreign Subsidiaries as security for the guaranty by Holdings and the obligations of the Issuer hereunder;

WHEREAS, Student Transportation of America Ltd., an Ontario corporation (**"Parent"**) will derive direct and indirect benefits from the purchase of the Notes by the Noteholders;

NOW THEREFORE, in consideration of the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. AUTHORIZATION OF NOTES; GUARANTY.

The Issuer has authorized the issuance and sale of an aggregate principal amount of US$35,000,000 of Senior Notes due December 15, 2011 (the **"Notes"**, such term to include any such Notes issued in substitution therefor pursuant to Section 15 of this Agreement). The Notes shall be substantially in the form set out in Exhibit 1(a) with such changes therefrom, if any, as may be approved in writing by the Noteholders and the Issuer. The Notes will be guaranteed by Holdings pursuant to a guaranty in substantially the form of Exhibit 1(b) (the **"Holdings Guaranty"**) and each Domestic Subsidiary of the Issuer and Holdings and any Foreign Subsidiary required to execute and deliver a guaranty pursuant to Section 9.10(a) (individually, a **"Subsidiary Guarantor"** and collectively, the **"Subsidiary Guarantors"**)

pursuant to a guaranty in substantially the form of Exhibit 1(c) (the **"Subsidiary Guaranty"**). The Notes, the Holdings Guaranty and the Subsidiary Guaranty shall rank *pari passu* with all other Senior Indebtedness of the Issuer, Holdings or any Domestic Subsidiary, as the case may be. The Notes shall be further secured as set forth in the Security Documents.

2. SALE AND PURCHASE OF NOTES; DESIGNATION AS SENIOR INDEBTEDNESS.

Subject to the terms and conditions of this Agreement, the Issuer will issue and sell to the Noteholders, and the Noteholders will purchase from the Issuer, at the Closing provided for in Section 3, Notes in the principal amount specified opposite each Noteholder's name in Schedule A at the purchase price of 100% of the principal amount thereof. Each Noteholder's obligation hereunder is several and not joint and one Noteholder shall not have liability to any Person for the performance or non-performance by another Noteholder hereunder. The purchase and sale of the Notes under this Agreement, the Obligations under this Agreement, the Notes and the Security Documents constitute "Designated Senior Indebtedness" under the Subordinated Note Indenture.

3. CLOSING.

The sale and purchase of the Notes to be purchased by the Noteholders shall occur at the offices of Baker & McKenzie LLP, One Prudential Plaza, Suite 3900, 130 E. Randolph Drive, Chicago, Illinois 60601 (the **"Closing"**) on a Business Day as may be mutually agreed upon by the Issuer and the Noteholders. At the Closing, the Issuer will deliver to the Noteholders the Notes to be purchased by each Noteholder in the form of a single Note (or such greater number of Notes in denominations of at least US$500,000 as such Noteholder may request) dated the Closing Date and registered in such Noteholder's name (or in the name of such Noteholder's nominee), against delivery by each Noteholder to the Issuer or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Issuer to the account or accounts described on Schedule 3. If at the Closing the Issuer fails to tender such Notes to the Noteholders as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to the Noteholders' satisfaction, the Noteholders shall, at their election, be relieved of all further obligations under this Agreement, without thereby waiving any rights they may have by reason of such failure or such nonfulfillment.

4. CONDITIONS TO CLOSING.

The Noteholders obligation to purchase and pay for the Notes to be sold by the Issuer at the Closing is subject to the fulfillment to each Noteholder's satisfaction, prior to or on the Closing Date, of the following conditions:

4.1. Representations and Warranties.

The representations and warranties of the Note Purchase Parties in this Agreement shall be true and correct when made and at the time of the Closing.

4.2.Performance; No Default.

The Note Purchase Parties shall have performed and complied with, and shall cause their Subsidiaries to have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or on the Closing Date and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14) no Default or Event of Default shall have occurred and be continuing. Neither the Note Purchase Parties nor any Subsidiary Guarantor shall have entered into any transaction since June 30, 2006 that would have been prohibited by Sections 11.1 through 11.9 hereof had such Sections applied since such date.

4.3.Certificates.

(a) Officer's Certificate. Holdings, the Issuer and each Subsidiary Guarantor shall have each delivered to the Noteholders an Officer's Certificate, in form and content satisfactory to the Noteholders, dated the Closing Date, certifying that the conditions specified in Sections 4.1, 4.2 and 4.7 have been fulfilled.

(b) Secretary's and Incumbency Certificate. Holdings, the Issuer and each Subsidiary Guarantor shall have each delivered to the Noteholders a certificate, in form and content satisfactory to the Noteholders, certifying as to and attaching recent certified copies of (i) the certificate of incorporation, and any amendments thereto, (ii) the bylaws, and any amendments thereto and (iii) resolutions authorizing the transactions contemplated herein. Such certificate shall include a certified copy of a recent good standing certificate from the applicable jurisdictions of incorporation. Such certificate shall also include a statement regarding the incumbent officers of each entity and certification of such incumbent's signature, and any other corporate proceedings relating to the authorization, execution and delivery of the Notes and the Agreement and any documents or instruments relating thereto.

4.4.Opinions of Counsel.

The Noteholders shall have received opinions, in form and content satisfactory to the Noteholders or their counsel, dated the date of the Closing from FagelHaber LLC, counsel to Holdings, the Issuer and the Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4 and covering such other matters incident to the transactions contemplated hereby as the Noteholders and their counsel may reasonably request.

4.5.Purchase Permitted By Applicable Law, etc.

On the Closing Date the Noteholders purchase of Notes shall (i) be permitted by the laws and regulations of each jurisdiction to which each Noteholder is subject, without recourse to provisions permitting limited investments by insurance companies without restriction as to the character of the particular investment, (ii) not violate any applicable law or regulation (including, without limitation, Regulation U, T or X of the Board of Governors of the Federal Reserve System) and (iii) not subject either Noteholder to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the

date hereof. If requested by any Noteholder, such Noteholder shall have received an Officer's Certificate certifying as to such matters of fact as such Noteholder may reasonably specify to enable such Noteholder to determine whether such purchase is so permitted.

4.6.Payment of Fees.

Without limiting the provisions of Section 15.1, the Issuer shall have paid on or before the Closing Date the fees, charges and disbursements as required hereunder, including but not limited to fees and charges of the Noteholders' counsel.

4.7.Changes in Corporate Structure.

Except as specified in Schedule 4.7, none of the Note Purchase Parties nor any of their Subsidiaries shall have changed its jurisdiction of incorporation or been a party to any merger or consolidation and shall not have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.8.Subsidiary Guaranty.

Each Subsidiary Guarantor shall have executed and delivered the Subsidiary Guaranty in favor of the Noteholders.

4.9.Holdings Guaranty.

Holdings shall have executed and delivered the Holdings Guaranty in favor of the Noteholders.

4.10. Security Agreement.

The Issuer, Holdings and the Subsidiary Guarantors shall have executed and delivered the Security Agreement in favor of the Noteholders.

4.11. Pledge Agreement.

The Pledge Agreement shall have been executed and delivered in favor of the Noteholders pledging 100% of the issued and outstanding capital stock of the Issuer, 100% of the issued and outstanding capital stock of each Subsidiary Guarantor and 65% of the issued and outstanding capital stock of each Foreign Subsidiary.

4.12. Mortgages.

Mortgages or deeds of trust or the equivalent in any applicable jurisdiction, in form and content satisfactory to the Noteholders or their counsel, shall have been executed, fully notarized and delivered for any parcel or adjacent parcels of real estate owned by each member of the Secured Group which has a fair market value greater than US$400,000.

4.13. Account Control Agreement(s).

Each member of the Secured Group shall have delivered to the Noteholders account control agreements, in form and content satisfactory to the Noteholders or their counsel, sufficient to grant a first priority lien in favor of the Noteholders for all deposit accounts maintained by each member of the Secured Group and all securities accounts maintained by the Issuer, Holdings and each member of the Secured Group, except (i) accounts designated by the Issuer for payroll and payment of taxes, (ii) petty cash accounts that do not have a balance in excess of $150,000 at any time and (iii) accounts utilized in connection with payment of accounts payable which arise in the ordinary course of the Secured Group's business that do not have a balance in excess of $150,000 at any time.

4.14. Notes

The Notes shall have been duly executed by the Issuer and delivered to the Noteholders.

4.15. Lien Searches.

The Noteholders shall have received customary tax, lien and judgment searches satisfactory to the Noteholders, or their counsel, in their sole discretion.

4.16. Financing Statements.

The Noteholders shall have received authorization to file and shall have received duly and properly filed UCC-1 financing statements in the applicable jurisdictions necessary to perfect the Noteholders' security interests under the Security Documents.

4.17. Proceedings and Documents.

Each Noteholder shall receive such other agreements, instruments, documents and certificates including, but not limited to, all corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to the Noteholders, and the Noteholders shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

5. REPRESENTATIONS AND WARRANTIES OF THE ISSUER.

Each of the Note Purchase Parties represents and warrants to the Noteholders and the Trustee as to itself and its Subsidiaries (where applicable) that:

5.1.Organization; Power and Authority.

Such Note Purchase Party, and each of its Subsidiaries, is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and is duly qualified as a foreign corporation or limited liability company and is in good standing in each jurisdiction in which such qualification

is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Note Purchase Party, and each of its Subsidiaries, has the corporate and/or limited liability company power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Notes (in the case of the Issuer) and to perform the applicable provisions hereof and thereof.

5.2.Authorization, etc.

(a) This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Issuer, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or law).

(b) Each of the Holdings Guaranty and the Subsidiary Guaranties have been duly authorized by all necessary corporate or limited liability company (as the case may be) action on the part of Holdings and each Subsidiary Guarantor and upon execution and delivery thereof will constitute the legal, valid and binding obligation of Holdings and each Subsidiary Guarantor, enforceable against Holdings and each Subsidiary Guarantor in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or law).

5.3.Disclosure.

The Note Purchase Parties have delivered, and have caused their Subsidiaries to deliver, to the Noteholders, the Trustee or their counsel, information relating to the transactions contemplated hereby including, without limitation, the Public Reports. The information delivered fairly describes, in all material respects, the general nature of the business and principal properties of the Restricted Group. This Agreement, the information, the documents, certificates or other writings delivered to the Noteholders and/or the Trustee by or on behalf of the Restricted Group in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, as of the Closing Date do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. To the extent the documents delivered to the Noteholders contain forward looking statements, projections or other information regarding anticipated future events, results or expectations, the Note Purchase Parties have prepared such documents on the basis of information and estimates the Note Purchase Parties reasonably believed at the time to be true and correct after due inquiry (it being understood that (a) projections and forward looking statements reflect the Note Purchase Parties' expectations as at the date of such projections or forward looking statements regarding anticipated future events, results, circumstances, performance or expectations that are not

historical facts; (b) projections or forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved; and (c) a number of factors could cause actual results to differ materially from the amounts projected, expressed or implied in any projections or forward-looking statement of any Note Purchase Party or its Subsidiary). Except as disclosed in one of the documents, certificates or other writings delivered to the Noteholders and/or the Trustee, or in the financial statements listed in Schedule 5.5, since June 30, 2006, there has been no change in the financial condition, operations, business or properties of the Note Purchase Parties and their Subsidiaries, taken as a whole, except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to any Note Purchase Party or to any Subsidiary of any Note Purchase Party, that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the information provided or in the other documents, certificates and other writings delivered to the Noteholders and/or the Trustee by or on behalf of such Note Purchase Party and its Subsidiaries specifically for use in connection with the transactions contemplated hereby.

5.4.Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a) Schedule 5.4 contains (except as noted therein) complete and correct lists of: (i) each Note Purchase Party's Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by such Note Purchase Party, (ii) each Note Purchase Party's Affiliates, other than Subsidiaries, and (iii) each Note Purchase Party's directors and senior officers.

(b) All of the outstanding shares of capital stock or similar equity interests of each entity shown in Schedule 5.4 as being owned by a Note Purchase Party have been validly issued, are fully paid and nonassessable and are owned by the by such entity free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).

(c) No Note Purchase Party nor any of its Subsidiaries is a party to, or otherwise subject to, any legal restriction or any agreement (other than this Agreement (in the case of a Note Purchase Party), and the agreements listed on Schedule 5.4 and customary limitations imposed by corporate or limited partnership law statutes) restricting the ability of such Note Purchase Party or its Subsidiary to pay dividends out of profits or make any other similar distributions of profits to any Note Purchase Party or a Subsidiary that owns outstanding shares of capital stock or similar equity interests of another entity.

5.5.Financial Statements.

The Issuer has delivered to the Noteholders copies of the consolidated financial statements of Parent and its Subsidiaries listed on Schedule 5.5. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the

respective periods so specified and have been prepared in accordance with Canadian GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to the absence of footnotes not required in accordance with Canadian GAAP and normal year-end adjustments).

5.6.Compliance with Laws, Other Instruments, etc.

(a) The execution, delivery and performance by the Note Purchase Parties of this Agreement, any of the Security Documents to which such Note Purchase Party is a party and, in the case of the Issuer, the Notes will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Note Purchase Party under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which such entity is bound or by which any Note Purchase Party or any of their respective properties may be bound or affected, unless such contravention, breach default or Lien could not reasonably be expected to have an Material Adverse Effect, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to any Note Purchase Party or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to any Note Purchase Party.

(b) The execution, delivery and performance by each Subsidiary Guarantor of each Security Document to which it is a party will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Subsidiary Guarantor under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which such Subsidiary Guarantor is bound or by which such Subsidiary Guarantor or any of its properties may be bound or affected, unless such contravention, breach default or Lien could not reasonably be expected to have an Material Adverse Effect, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to such Subsidiary Guarantor or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Subsidiary Guarantor.

5.7.Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Note Purchase Parties of this Agreement, the Security Documents to which such Note Purchase Party is party, or, in the case of the Issuer, the Notes, the execution, delivery or performance by Holdings of the Holdings Guaranty or by each Subsidiary Guarantor of the Subsidiary Guaranty and the execution, delivery or performance of each Security Document required by the Noteholders and the Trustee by such party hereunder.

5.8. Litigation; Observance of Statutes and Orders.

(a) Except as disclosed in Schedule 5.8, there are no actions, suits or proceedings pending or, to the knowledge of any Note Purchase Party or their Subsidiaries, threatened against or affecting any Note Purchase Party or their Subsidiaries, or any property of any Note Purchase Party or of any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b) Neither of the Note Purchase Parties nor their Subsidiaries are in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9. Taxes.

Each Note Purchase Party has filed and has caused its Subsidiaries to file all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which a Note Purchase Party or one of its respective Subsidiaries, as the case may be, has established adequate reserves in accordance with GAAP or Canadian GAAP, as the case may be. None of the Note Purchase Parties nor any of their Subsidiaries know of any basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Note Purchase Parties and their Subsidiaries in respect of Federal, state, provincial or other taxes for all fiscal periods are adequate.

5.10. Title to Property; Leases.

Each Note Purchase Party and each Subsidiary thereof have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by such Note Purchase Party or its Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens other than Permitted Liens. All leases that individually or in the aggregate are Material are valid and are in full force and effect in all material respects, and no default or event of default by a member of the Secured Group has occurred and is continuing thereunder which default could reasonably be expected to have a Material Adverse Effect or which would otherwise constitute a Default or Event of Default hereunder.

5.11. Licenses, Permits, etc.

Except as disclosed in Schedule 5.11,

(a) The Note Purchase Parties and each of their Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, without known conflict with the rights of others, other than those that would not be reasonably expected to have a Material Adverse Effect;

(b) to the best knowledge of each Note Purchase Party and each of its Subsidiaries, no product of such Note Purchase Party or such Subsidiary infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person, other than those infringements that would not reasonably be expected to have a Material Adverse Effect; and

(c) to the best knowledge of each Note Purchase Party and each of its Subsidiaries, there is no Material violation by any Person of any right of any Note Purchase Party or any right of any Subsidiary with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Note Purchase Parties or any of its Subsidiaries.

5.12. Compliance with ERISA.

(a) The Issuer and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws in all material respects except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Issuer nor any ERISA Affiliate has incurred any liability or, contingent liability, pursuant to Section 502 of Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA) other than a liability to the PBGC under Section 4007 of ERISA, and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Issuer or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Issuer or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be reasonably expected to have a Material Adverse Effect.

(b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "benefit liabilities" has the meaning specified in section 4001 of ERISA and the

terms "current value" and "present value" have the meaning specified in section 3 of ERISA.

(c) The expected postretirement benefit obligation (determined as of the last day of the Issuer's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Issuer and its Subsidiaries could not reasonably be expected to have a Material Adverse Effect.

(d) Each Foreign Pension Plan maintained by the Issuer or any ERISA Affiliate has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities. All contributions and premium payments required to be made with respect to a Foreign Pension Plan maintained by the Issuer or any ERISA Affiliate have been made within the time limit therefore in such case where the failure to do so would be reasonably expected to have a Material Adverse Effect. Neither the Issuer nor any ERISA Affiliate has incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan maintained by the Issuer or any ERISA Affiliate, determined as of the end of its most recently ended year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Foreign Pension Plan allocable to such benefit liabilities

5.13. Private Offering by the Issuer.

Subject to the accuracy of the representations of the Noteholders set forth in Section 6.1, the Notes are not required to be registered pursuant to the Securities Act. The Issuer is not required to be registered as an investment company pursuant to the Investment Company Act of 1940, as amended, and this Agreement is not required to be qualified under the Trust Indenture Act of 1939, as amended.

5.14. Use of Proceeds; Margin Regulations.

The Issuer will apply the proceeds of the sale of the Notes to repay and retire term indebtedness in the aggregate principal amount of US$24,300,000, owed to Harris N.A., Merrill Lynch Capital, General Electric Capital Corporation and CIBC, Inc., to repurchase for cancellation the Class B Series One Shares and for general corporate purposes. No part of the proceeds from the sale of the Notes will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Issuer in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). Margin stock does not constitute more than 1% of the value of the consolidated assets of the Issuer and its Subsidiaries and the Issuer does not have any present intention that margin stock will constitute more than 1% of the value of such assets. As used in

this Section, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U.

5.15. Existing Debt; Future Liens.

(a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Note Purchase Parties and their respective Subsidiaries with an unpaid principal amount of more than US$3,000,000 as of the Closing Date. Neither the Note Purchase Parties nor any of their respective Subsidiaries is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any such Debt of such Note Purchase Party or such Subsidiary and, to the knowledge of each Note Purchase Party, no event or condition exists with respect to any such Debt of the Note Purchase Parties or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Except as disclosed in Schedule 5.15, neither the Note Purchase Parties nor any of their Subsidiaries has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 11.3.

5.16. Foreign Assets Control Regulations, etc.

Neither the sale of the Notes by the Issuer hereunder nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

5.17. Status under Certain Statutes.

Except as set forth on Schedule 5.17, the Note Purchase Parties and their Subsidiaries are not subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended by the ICC Termination Act, as amended, or the Federal Power Act, as amended.

5.18. Environmental Matters.

Neither the Note Purchase Parties nor their Subsidiaries have knowledge of any claim and have nor have they received any notice of any claim, and no proceeding has been instituted raising any claim against any Note Purchase Party or any of their Subsidiaries, against any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to the Noteholders in writing,

(a) Neither the Note Purchase Parties nor their Subsidiaries have knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) Neither the Note Purchase Parties nor their Subsidiaries have stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them and have not disposed of any Hazardous Materials in a manner in either case contrary to any Environmental Laws and that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by the Note Purchase Parties or their Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19. Solvency of Subsidiary Guarantors.

After giving effect to the transactions contemplated herein and after giving due consideration to any rights of contribution (i) each Subsidiary Guarantor has received fair consideration and reasonably equivalent value for the incurrence of its obligations under the Subsidiary Guaranty, (ii) the fair value of the assets of each Subsidiary Guarantor (both at fair valuation and at present fair saleable value) exceeds its liabilities, (iii) each Subsidiary Guarantor is able to and expects to be able to pay its debts as they mature, and (iv) each Subsidiary Guarantor has capital sufficient to carry on its business as conducted and as proposed to be conducted.

6. REPRESENTATIONS OF THE NOTEHOLDERS.

6.1.Purchase for Investment; Competitors.

(a) Each Noteholder represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Noteholder or for the account of one or more pension or trust funds and not with a view to the distribution thereof, provided that the disposition of such Noteholder's property shall at all times be within such Noteholder's control. Each Noteholder understands that the Notes have not been registered under the Securities Act and may be resold, in minimum amounts of $2,000,000 or greater, (i) only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available (except under circumstances where neither such registration nor such an exemption is required by law, and that the Issuer is not required to register the Notes) or (ii) to a non-U.S. person in an offshore transaction in accordance with Rule 904 of Regulation S of the Securities Act, in each such case in compliance with this Agreement and all applicable securities laws of any state of the United States or any other jurisdiction. Each Noteholder

represents that such Noteholder is an "accredited investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 of Regulation D under the Securities Act and agrees that any resale of Notes will comply with the preceding sentence.

(b) Each Noteholder represents that it (i) is not a competitor to the school busing business of the Issuer and its Subsidiaries, (ii) is not purchasing the Notes for the direct benefit of a competitor to the school busing business of the Issuer and its Subsidiaries and (iii) has not been formed as a Subsidiary or holding company of a competitor to the school busing business of the Issuer or its Subsidiaries solely for the purpose of purchasing the Notes.

6.2.Source of Funds.

Each Noteholder represents that at least one of the following statements is an accurate representation as to each source of funds (a "Source") to be used by such Noteholder to pay the purchase price of the Notes to be purchased hereunder:

(a) the Source is an "insurance company general account" as such term is defined in the Department of Labor Prohibited Transaction Exemption ("PTE") 95-60 (issued July 12, 1995) ("PTE 95-60") and as of the date of this Agreement there is no "employee benefit plan" with respect to which the aggregate amount of such general account's reserves and liabilities for the contracts held by or on behalf of such employee benefit plan and all other employee benefit plans maintained by the same employer (and affiliates thereof as defined in Section V(a)(1) of PTE 95-60) or by the same employee organization (in each case determined in accordance with the provisions of PTE 95-60) exceeds 10% of the total reserves and liabilities of such general account (as determined under PTE 95-60) (exclusive of separate account liabilities) plus surplus as set forth in the National Association of Insurance Commissioners Annual Statement filed with such Noteholder's state of domicile; or

(b) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of PTE 91-38 (issued July 12, 1991) and, except as such Noteholder has disclosed to the Issuer in writing pursuant to this paragraph (b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(c) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the

conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Issuer in writing pursuant to this paragraph (c); or

(d) the Source is a governmental plan; or

(e) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Issuer in writing pursuant to this paragraph (e); or

(f) the Source is the assets of one or more employee benefit plans that are managed by an "in-house asset manager," as that term is defined in PTE 96-23 and such purchase and holding of the Notes is exempt under PTE 96-23; or

(g) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms "employee benefit plan", "governmental plan" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

7. INFORMATION AS TO THE ISSUER.

7.1.Financial and Business Reports

The Issuer will deliver to each Noteholder and the Trustee:

(a) Quarterly Statements -- as soon as available, and in any event within 45 days after the last day of the first three fiscal quarters of each year, a copy of the consolidated balance sheet of the Parent and its Subsidiaries as of the last day of such quarter and the consolidated statements of income and cash flows of the Parent and its Subsidiaries for the quarter and for the fiscal year-to-date period then ended, each in reasonable detail showing in comparative form the figures for the corresponding date and period in the previous fiscal year, prepared by the Parent in accordance with Canadian GAAP (subject to the absence of footnotes not required in accordance with Canadian GAAP and normal year-end adjustments) and certified by Parent's Chief Financial Officer or another Responsible Officer reasonably acceptable to the Noteholders and the Trustee together with a management discussion and analysis;

(b) Annual Statements -- as soon as available, and in any event within 90 days after the close of each fiscal year of the Parent, a copy of the consolidated balance sheet of the Parent and its Subsidiaries, as of the last day of the fiscal year then ended and the consolidated statements of income, retained earnings and cash flows of the Parent and its Subsidiaries, for the fiscal year then ended, and accompanying notes thereto, each in reasonable detail showing in comparative form the figures for the previous fiscal year, accompanied in the case of the consolidated financial statements by an unqualified opinion of Ernst & Young, LLP or another firm of independent public accountants of

recognized national standing, selected by the Parent and reasonably satisfactory to the Majority Noteholders and the Trustee, to the effect that the consolidated financial statements have been prepared in accordance with Canadian GAAP and present fairly in accordance with Canadian GAAP the consolidated financial condition of the Parent and its Subsidiaries as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(c) SEC and Other Reports -- promptly after the sending or filing thereof, written notice (which may be sent by electronic mail) of the delivery of copies of each financial statement, report, notice or proxy statement sent by the Parent or any of its Subsidiaries to such entities' stockholders or other equity holders, and written notice (which may be sent by electronic mail) of delivery or filing by the Parent or any of its Subsidiaries of any annual information form, annual or interim financial statement, material change report, annual report, management discussion and analysis, registration statement or prospectus or any document which is filed as a "material document" under SEDAR with any securities exchange or the Securities and Exchange Commission, the Securities Commission of any Canadian province or any successor agency or any stock exchange;

(d) Notice of Default or Event of Default -- promptly, and in any event within three (3) Business Days after a Responsible Officer of any of the Note Purchase Parties becomes aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given notice or taken any action with respect to a claimed default of the type referred to in Section 12(g) or (h), a written notice in the form of an officer's certificate, specifying the nature and period of existence thereof and what action is being taken or are proposed to be taken with respect thereto;

(e) ERISA Matters -- promptly, and in any event within five Business Days after a Responsible Officer of either the Holdings, the Issuer, or any of their respective Subsidiaries, if applicable, becoming aware of any of the following, a written notice in the form of an officer's certificate setting forth the nature thereof and the action, if any, that such party or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Issuer or any ERISA Affiliate of a notice from a Multiemployer

Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by the Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(iv) any contribution required to be made with respect to a Foreign Pension Plan which is not made within the time limit therefore where such failure could reasonably be expected to have a Material Adverse Effect;

(v) either the Issuer or an ERISA Affiliate incurring a material liability pursuant to any Foreign Pension Plan which could reasonably be expected to have a Material Adverse Effect; or

(vi) receipt of notice of the imposition of a Material financial penalty (which for this purpose shall mean any tax, penalty, or other liability, whether by way of indemnity or otherwise) with respect to any Foreign Pension Plan.

(f) Notices from Governmental Authority -- promptly, and in any event within 30 days of receipt thereof, copies of any notice to either of the Note Purchase Parties or any of its Subsidiaries from any Federal, state or provincial Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect; and

(g) Requested Information

(i) The Issuer will deliver to each Noteholder annually within 90 days after the close of each fiscal year of the Parent, a report certified by a Responsible Officer of the Parent detailing (A) the total number of buses owned by the Note Purchase Parties and each of their respective Subsidiaries, (B) the total number of buses leased by the Note Purchase Parties and each of their respective Subsidiaries, and (C) the average age of the owned buses and the average age of the leased buses.

(ii) Subject to the terms of the Intercreditor Agreement, (A) the Issuer shall deliver and shall cause each member of the Secured Group to deliver to the Trustee such certificates of title to motor vehicles owned by a member of the Secured Group, endorsed where necessary such that any prior secured parties' lien is released or with proper power of attorney granted to the Trustee to endorse and release such prior secured party's lien, together with any required fee; (B) the Note Purchase Parties shall complete such applications as may be required and deliver such applications together with all required documents to the appropriate

state Department of Motor Vehicles as soon as practicable but in any event within 45 days after the acquisition of any vehicle, to cause the Trustee's Lien, on behalf of the Noteholders, to be noted on all such certificates of title; and (C) if ownership of such vehicle is evidenced by certificate of title, the Issuer shall deliver a copy of such certificate of title and, if applicable, a copy of a pay-off letter executed by any current lienholder. The Trustee shall release its liens with respect to the certificates of title to the Issuer in connection with permitted dispositions of vehicles within five (5) Business Days after receipt of a written request from the Issuer. The Issuer and each member of the Secured Group acknowledges and agrees that the Liens on the assets of such party described in this Section 7.1(g)(iii) shall be granted to the Trustee for the benefit of the Noteholders and shall be valid and perfected first priority Liens, in each case pursuant to one or more Security Documents from such Persons, each in form and substance reasonably satisfactory to the Trustee and the Noteholders.

(iii) With reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Restricted Group and relating to the ability of the Note Purchase Parties or any Subsidiary Guarantor to perform its obligations hereunder, under the Security Documents to which it is a party and, in the case of the Issuer, under the Notes as from time to time may be reasonably requested by the holders of not less than 25% of the principal amount of the Notes at the time outstanding; provided; however, that (x) prior to receiving any information, such Noteholder(s), if requested by the Issuer, shall have entered into a confidentiality agreement with the Issuer, reasonably satisfactory to it and the Issuer, which Issuer may only request once per Noteholder, so as to avoid any disclosure obligation on the Issuer under Regulation FD under the Exchange Act or similar Canadian securities laws; (y) the Issuer will not be required to create or deliver projections pursuant to this section of greater than one year; and (z) the Issuer will not be required to provide information that it deems, acting reasonably, to be competitively sensitive.

7.2.Officer's Certificate.

Each set of financial statements delivered to the Noteholders pursuant to Section 7.1(a) or (b) shall be accompanied by a certificate of a Senior Financial Officer of Parent setting forth:

(a) Covenant Compliance -- the information (including detailed calculations) required in order to establish whether each applicable Note Purchase Party was in compliance with the requirements of Section 10.1 and Section 10.2, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b) Event of Default -- a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of such Note Purchase Party and its respective Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including any such event or condition resulting from the failure of the Issuer or any of its Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Issuer shall have taken or proposes to take with respect thereto.

7.3.Inspection.

The Note Purchase Parties will permit the representatives of each Noteholder, if a Default or Event of Default then exists, at the expense of the Issuer, to visit, inspect and examine any of the offices or properties of the Restricted Group, to examine their physical and computer records, all their respective books of account for any member of the Restricted Group, records, reports and other papers, to make copies and extracts therefrom, and to visit and inspect the operations and discuss their respective affairs, finances, and accounts with the Issuer, all at such times and as often as may be requested. Prior to or concurrently with any inspection pursuant to this Section 7.3, the Noteholder, if requested by the Issuer, shall have entered into a confidentiality agreement with the Issuer, reasonably satisfactory to it and the Issuer, so as to avoid any disclosure obligation on the Issuer under Regulation FD under the Exchange Act or similar Canadian securities laws.

8. PAYMENT OF THE NOTES; INTEREST.

8.1.Payments.

The Issuer shall pay interest to the Noteholders (or, in the case of a Noteholder that is not an Initial Noteholder or an Institutional Investor, the Trustee) on the outstanding principal amount of the Notes, at a rate per annum equal to 5.941% (the **"Interest Rate"**). Interest shall be payable in arrears, in equal quarterly installments, on each Payment Date based on the amount set forth opposite such Payment Date on Schedule 8.1; provided, that in the event of a redemption of all or any part of any Notes in accordance with Section 8.2 other than on a Payment Date, interest shall be payable in an amount equal to:

((A/$35,000,000) x B)

Where:

A = the average outstanding principal amount of the Notes during such quarterly or other calculation period;

B = the Interest Rate x (C/D);

C = the number of days in such quarterly period; and

D = the number of days in the calendar year in which such quarterly period occurs.

All outstanding principal, together with any accrued and unpaid interest, shall be due and payable in full on the Maturity Date. For the purpose of calculating interest payable on any date other than a Payment Date, interest on the Notes shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and the basis of a year of 365 days or 366 days, in a leap year. Whenever interest is computed on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest will be expressed as a yearly rate by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year. If the date for payment of any amount of principal, interest, Make-Whole Amount, if any, or other amount in respect of any Note is not a day on which banks are generally open for business at the place of payment, then payment will be made on the next day on which banks are generally open for business at such place.

8.2.Redemption.

The Issuer may, at its option, upon notice as provided herein, redeem, at any time all, or from time to time any part of, the Notes in an amount not less than US$1,000,000 in the aggregate in the case of a partial redemption, at the Redemption Price determined for the redemption date with respect to such principal amount, together with accrued and unpaid interest up to but excluding the date of redemption. Any partial redemption pursuant to this Section 8.2 shall be applied pro rata to each of the Notes. The Issuer will give the Noteholders and the Trustee written notice of each optional redemption under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such redemption. Each such notice shall be irrevocable and shall specify such date, the aggregate principal amount of the Notes to be redeemed on such date, the principal amount of each Note held by such holder to be redeemed (determined in accordance with Section 8.3), and the interest to be paid on the redemption date with respect to such principal amount being redeemed, and shall be accompanied by a certificate of a Senior Financial Officer of the Issuer as to the estimated Redemption Price due in connection with such redemption (calculated as if the date of such notice were the date of the redemption), setting forth the details of such computation. Two Business Days prior to such redemption, the Issuer shall deliver to the Trustee and each Noteholder a certificate of a Senior Financial Officer of the Issuer specifying the calculation of such Redemption Price as of the specified redemption date.

8.3.Allocation of Partial Redemption.

In the case of each partial redemption of the Notes pursuant to this Section 8, the principal amount of the Notes to be redeemed shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for redemption.

8.4.Maturity; Surrender, etc.

In the case of each redemption of Notes pursuant to this Section 8, the amount of each Note to be redeemed shall mature and become due and payable on the date fixed for such redemption, together with interest on such redemption amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Issuer shall fail to pay such redemption amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such redemption amount shall cease to accrue. Any Note redeemed in full shall be surrendered to the Issuer and canceled and shall not be reissued, and no Note shall be issued in lieu of any redeemed amount of any Note.

8.5.Purchase of Notes.

So long as no Default or Event of Default has occurred and is continuing, the Issuer may, at any time prior to maturity, purchase the Notes in whole or in part in the open market by tender or by private contract at a price not exceeding the Redemption Price. The Issuer will promptly cancel all Notes acquired by it or any Affiliate and no Notes may be issued in substitution or exchange for any such Notes.

8.6.Withholding Taxes.

(a) Except as otherwise required by law and subject to Section 8.6(b) hereof, each payment by any member of the Secured Group under this Agreement, the Notes or the Security Documents shall be made without withholding for or on account of any present or future taxes (other than overall net income taxes on the recipient) imposed by or within the jurisdiction in which such member of the Secured Group is domiciled, any jurisdiction from which such member of the Secured Group makes any payment, or (in each case) any political subdivision or taxing authority thereof or therein. If any such withholding is so required (a "Withholding Event"), such member of the Secured Group shall make the withholding, pay the amount withheld to the appropriate governmental authority before penalties attach thereto or interest accrues thereon, and forthwith pay such additional amount as may be necessary to ensure that the net amount actually received by each Noteholder free and clear of such taxes (including such taxes on such additional amount) is equal to the amount which that such Noteholder would have received had such withholding not been made. If the Trustee or any Noteholder pays any amount in respect of any taxes, penalties or interest with respect to a Withholding Event, such member of the Secured Group shall reimburse the Trustee or such Noteholder for that payment on demand in the currency in which such payment was made. If such member of the Secured Group pays any such taxes, penalties or interest, it shall deliver official tax receipts evidencing that payment or certified copies thereof to the Trustee or Noteholder on whose account such withholding was made (with a copy to the Trustee if not the recipient of the original) on or before the thirtieth day after payment. Notwithstanding the foregoing, (i) this Section 8.6(a) shall not apply for the benefit of any holder of the Notes that is deemed to receive payments outside the United States or Canada and (ii) any Noteholder may waive its right to receive a payment under this Section 8.6(a) with respect to the specific Withholding Event by delivering a written notice to the Issuer or other affected member of the Secured Group in accordance with Section 8.6(e).

(b) Each Noteholder (other than an Initial Noteholder) that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Issuer and the Trustee prior to acquisition of the Notes two duly completed and signed copies of (i) either Form W-8BEN (relating to such Noteholder and entitling it to a complete exemption from withholding under the Code on all amounts to be received by such Noteholder, including fees, pursuant to this Agreement and the Notes) or Form W-8ECI (relating to all amounts to be received by such Noteholder, including fees, pursuant to this Agreement and the Notes) of the United States Internal Revenue Service or (ii) solely if such Noteholder is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a Form W-8BEN, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Noteholder is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 881(C)(3)(B) of the Code) of the Issuer and is not a controlled foreign corporation related to the Issuer (within the meaning of Section 864(d)(4) of the Code). Thereafter and from time to time, each Noteholder shall submit to the Issuer and the Trustee such additional duly completed and signed copies of one or the other of such forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) and such other certificates as may be (i) reasonably requested by the Issuer in a written notice, directly or through the Trustee, to such Noteholder and (ii) required under then-current United States law or regulations to avoid or reduce United States withholding taxes on payments in respect of all amounts to be received by such Noteholder, including fees, pursuant to this Agreement or the Notes. Upon the request of the Issuer or the Trustee, each Noteholder that is a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall submit to the Issuer and the Trustee a certificate to the effect that it is such a United States person.

(c) If any Noteholder determines, as a result of any change in applicable law, regulation or treaty, or in any official application or interpretation thereof, that it is unable to submit to the Issuer or the Trustee any form or certificate that such Noteholder is obligated to submit pursuant to subsection (b) of this Section 8.6 or that such Noteholder is required to withdraw or cancel any such form or certificate previously submitted or any such form or certificate otherwise becomes ineffective or inaccurate, such Noteholder shall promptly notify the Issuer and the Trustee of such fact and such Noteholder shall to that extent not be obligated to provide any such form or certificate and will be entitled to withdraw or cancel any affected form or certificate, as applicable.

(d) Upon the occurrence of a Withholding Event or should, due to a change of law, a Withholding Event be expected to occur within 60 days (each, a "Withholding Call Trigger Event"), the Issuer may, at its option, upon notice as provided herein but subject to Section 8.6(e), redeem, at any time all of the Notes subject to a Withholding Event for a redemption price for each Note equal to the principal amount of such Note, together with accrued and unpaid interest up to but excluding the date of redemption. The Issuer will give each Noteholder and the Trustee written notice of each optional redemption under this Section 8.6(d) not less than 30 days and not more than 60 days prior to the date fixed for such redemption, which notice shall contain an opinion of nationally recognized independent counsel, or other independent counsel (acceptable to the Majority Noteholders) to the effect that a Withholding Call Trigger event has occurred. Each such notice shall, subject to Section 8.6(e), be irrevocable and shall specify such date, the aggregate principal amount of the Notes to be redeemed on such

date, and the interest to be paid on the redemption date with respect to such principal amount being redeemed. On the date set for redemption, unless the Issuer shall fail to pay such redemption amount when due and payable, together with all other obligations to such Noteholder under this Agreement and the Notes, and subject to the Noteholders' rights under subsection (e) below, interest on such redemption amount shall cease to accrue.

(e) Any Noteholder may, within 21 days following receipt of an irrevocable notice of optional redemption from the Issuer given in accordance with Section 8.6(d), provide an irrevocable written notice to the Issuer or any other affected member of the Secured Group that such Noteholder waives its right to make a claim for a payment that otherwise would be payable to such Noteholder as a result of a Withholding Call Trigger Event pursuant to 8.6(a). Any such waiver shall apply only to the specific Withholding Call Trigger Event referenced in the written notice delivered to the Issuer and not to any other Withholding Call Trigger Event. Upon delivery of such notice, the redemption notice given to such Noteholder shall be deemed to be withdrawn, the Notes held by such Noteholder shall not be redeemed pursuant to Section 8.6(d), and the Notes held by such Noteholder shall not be entitled to any payment pursuant to Section 8.6(a) arising from the related Withholding Event or any subsequent Withholding Event arising for the same reasons as the initial Withholding Event. Any notice delivered by a Noteholder pursuant to this Section 8.6(e) shall not affect the redemption of Notes held by any other Noteholders pursuant to a redemption notice delivered in accordance with Section 8.6(d).

9. AFFIRMATIVE COVENANTS.

The Note Purchase Parties covenant that so long as any of the Notes are outstanding:

9.1.Compliance with Law.

The Note Purchase Parties will, and will cause each of their Subsidiaries to comply with all material requirements of all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2.Insurance.

The Note Purchase Parties will, and will cause each of their Subsidiaries to, on a consolidated basis, maintain with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of

entities of established reputations engaged in the same or a similar business and similarly situated.

9.3.Maintenance of Properties.

The Note Purchase Parties will, and will cause each of their Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times.

9.4.Payment of Taxes and Claims.

The Note Purchase Parties will, and will cause each of their Subsidiaries to file all income tax or similar tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of such entity, other than a Permitted Lien, provided that neither the Note Purchase Parties nor any of their respective Subsidiaries need pay any such tax or assessment or claims if (i) the amount, applicability or validity thereof is contested by such entity on a timely basis in good faith and in appropriate proceedings, and the Note Purchase Party or their respective Subsidiary has established adequate reserves therefor in accordance with Canadian GAAP on the books of such entity or (ii) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5.Ownership of the Issuer.

The Issuer (or any permitted successor thereto) shall at all times remain a direct or indirect, wholly owned subsidiary of Holdings.

9.6.Payment.

The Issuer and Holdings and each Subsidiary Guarantor will duly and punctually pay or cause to be paid when due, without deduction or any right of set-off, all principal, Redemption Price, interest, fees and other amounts due and payable under the Notes, the Note Purchase Agreement, the Holdings Guaranty or any Subsidiary Guaranty.

9.7.Corporate Existence, etc.

Each of the Note Purchase Parties will, and will cause each of its Subsidiaries to at all times preserve and keep in full force and effect its corporate existence. Subject to Sections 11.4, 11.5 and 11.6, the Note Purchase Parties will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries (unless merged into the Issuer or a Domestic Subsidiary) and all rights and franchises of each Note Purchase Party and its Subsidiaries unless, in the good faith judgment of such Note Purchase Party, the termination of

or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.8.Bookkeeping, etc.

Each of the Note Purchase Parties will, and will cause each of its Subsidiaries to at all times maintain their books of record and accounts in a manner consistent with customary standards.

9.9.Change of Control.

Upon a Change of Control, the Issuer shall, within 30 days of such time and so long as the Issuer has not by such date provided the Noteholders a notice of optional redemption of all of the Notes pursuant to Section 8.2 hereof, make an irrevocable offer to redeem all Notes of each Noteholder for a redemption price for each Note equal to 101% of the principal amount of such Note together with all accrued and unpaid interest thereon to the date of purchase. Such offer to redeem shall be by way of written invitation to tender with the date for the redemption of all Notes tendered by any Noteholder to be within 30 days of the date of such invitation. Each Noteholder shall reject or accept the offer of the Issuer to redeem such Noteholder's Notes by written notice to the Trustee and the Issuer given not less than 10 Business Days following receipt of such invitation. If a Noteholder rejects the Issuer's offer of redemption, no redemption of such Noteholder's Notes shall occur and this Agreement and the Notes of such Noteholder shall remain in full force and effect. If a Noteholder accepts such offer of redemption, then, on the date set for redemption, unless the Issuer shall fail to pay such redemption amount when so due and payable, together with all other obligations to such Noteholder under this Agreement and the Notes, interest on such redemption amount shall cease to accrue. Any Note redeemed in full shall be surrendered to the Issuer and canceled and shall not be reissued, and no Note shall be issued in lieu of any redeemed amount of any Note.

9.10. Additional Guarantors.

(a) If on any date (the "Notice Date") any Foreign Subsidiary of the Issuer or Holdings becomes aware (whether by receipt of notice from a Noteholder or otherwise), that it or any other Foreign Subsidiary of the Issuer or Holdings is able to provide a full recourse guaranty guarantying the obligations of the Issuer under this Agreement and the Notes, and/or is able to grant a security interest in favor of the Trustee for the benefit of the Noteholders over its assets to secure the obligations of such Foreign Subsidiary under such guaranty, without triggering materially adverse tax consequences for Parent, on a consolidated basis, then within 60 days following the Notice Date, the Issuer or Holdings, as the case may be, shall cause such Foreign Subsidiary to execute and deliver such assumption agreements, joinder agreements, schedules, guaranties, security agreements, certificates, opinions and other documentation as the Trustee or the Noteholders may reasonably request, which shall in each case be in form and content satisfactory to the Noteholders. For the avoidance of doubt, no Foreign Subsidiary of Issuer or Holdings shall be required to take any action under this Section 9.10(a) that results in a materially adverse tax consequence for Parent, on a consolidated basis.

(b) Notwithstanding any limitation to the contrary contained herein, in the event any Note Purchase Party or any Subsidiary of any Note Purchase Party forms or acquires a new Subsidiary, such new Subsidiary shall, to the extent it does not cause materially adverse tax consequences to the Parent, on a consolidated basis, become a Subsidiary Guarantor hereunder, assume all of the obligations of a Subsidiary Guarantor hereunder and under any of the Security Documents, and be bound by all of the terms, conditions, representations and warranties hereunder and under the Security Documents, to the extent applicable to a Subsidiary Guarantor. Such additional Subsidiary Guarantor shall within 60 days after its formation or acquisition, execute and deliver such assumption agreements, joinder agreements, schedules, guaranties, stock pledge agreements, security agreements, certificates, opinions and other documentation as the Trustee or the Noteholders may reasonably request, which shall in each case be in form and content satisfactory to the Trustee and the Noteholders in their sole discretion.

9.11. Additional Assets.

(a) Subject to the Intercreditor Agreement, the Issuer shall make such arrangements as shall be necessary or appropriate to assure that all proceeds of the assets and properties of the Note Purchase Parties and each of their Subsidiaries are deposited (in the same form as received) into one or more accounts maintained by, or collected through a lockbox under the control of, the Custodian or the Trustee for the benefit of the Noteholders (other than accounts that meet the criteria set forth in subsection (i), (ii) or (iii) of Section 4.13 of this Agreement), such accounts to constitute special restricted accounts or to be deposited into a blocked account with a financial institution selected by the Issuer and acceptable to the Trustee and the Noteholders pursuant to arrangements under which the balance of collected funds standing on deposit in such accounts are automatically transmitted to a cash collateral account in the name of the Custodian or the Trustee, the depositary banks to agree that no other withdrawals shall be permitted on such accounts. The Issuer shall cause each financial institution maintaining a blocked account to enter into an agreement with the Custodian or the Trustee pursuant to which such financial institution acknowledges and agrees to the Trustee's Lien on such blocked account and all funds therein, to waive any right of offset or bankers' lien or set-off with respect to such blocked account (other than charges for account maintenance fees charged in the ordinary course of business and returned items), and to remit all collected balances in such blocked account to the Custodian or the Trustee. Each of the Note Purchase Parties and their respective Subsidiaries hereby acknowledge and agree that the Trustee has (and is hereby granted) a Lien on all such accounts and all funds contained therein to secure the obligations of the Note Purchase Parties under this Agreement, the Notes and the Security Documents (the "**Obligations**"). The Noteholders agree that if and so long as no Event of Default exists, amounts on deposit in the accounts maintained pursuant to this Section 9.11(a) will (subject to the rules and regulations of the depositary bank as from time to time in effect applicable to demand deposit accounts) be made available to the Note Purchase Parties, as applicable, for use in the conduct of its business. Upon the occurrence of an Event of Default, the Trustee, at the direction of the Majority Noteholders, may apply the funds on deposit in all such accounts to the Obligations then due and owing, subject to the terms of the Intercreditor Agreement, if applicable.

(b) In the event that any Note Purchase Party or any of its Subsidiaries owns or hereafter acquires any owned real property with a fair market value in excess of US$400,000, such Note Purchase Party, as applicable, shall, or shall cause its Subsidiary to, execute and

deliver to the Trustee a mortgage or deed of trust reasonably acceptable in form and substance to the Trustee for the purpose of granting to the Trustee for the benefit of the Noteholders a Lien on such real property to secure the Obligations, shall pay all taxes, costs and reasonable expenses incurred by the Trustee in recording such mortgage or deed of trust, and shall within 60 days after the acquisition of such real property (or within 60 days after the Closing Date with respect to real property owned on such date), supply to the Trustee at the Issuer's cost and expense a survey, hazard insurance policy, and a mortgagee's policy of title insurance from a title insurer reasonably acceptable to the Trustee insuring the validity of such mortgage or deed of trust and its status as a first Lien (subject to Permitted Liens) on the real property encumbered thereby and such other instrument, documents, certificates, and opinions reasonably required by the Trustee in connection therewith.

10. FINANCIAL COVENANTS.

10.1. Senior Leverage Ratio.

Parent shall maintain, on a consolidated basis, a Senior Leverage Ratio for the immediately preceding four fiscal quarters of not more than 3.00 to 1.00.

10.2. Total Leverage Ratio.

Parent shall maintain, on a consolidated basis, a Total Leverage Ratio for the immediately preceding four fiscal quarters of not more than 5.00 to 1.00.

11. NEGATIVE COVENANTS.

The Note Purchase Parties covenant that so long as any of the Notes are outstanding:

11.1. Distributions.

The Note Purchase Parties will not make, and will cause each of their respective Subsidiaries to refrain from making, any Distribution, unless, (i) both before and after giving effect to such Distribution, no Default or Event of Default shall have occurred and (ii) the amount of such Distribution does not exceed Distributable Cash calculated at the end of the immediately preceding month.

11.2. Limitation on Additional Indebtedness.

The Note Purchase Parties will not directly or indirectly incur, issue, assume, guaranty or otherwise become directly or indirectly liable, and will cause their respective Subsidiaries to refrain from directly or indirectly incurring, issuing, assuming, guarantying or otherwise becoming directly or indirectly liable, with respect to any Senior Indebtedness, <u>unless</u> no Default or Event of Default shall have occurred and be continuing at the time of, or as a consequence of, such Senior Indebtedness having been incurred.

11.3. Liens.

So long as any Notes are outstanding, none of the Note Purchase Parties will create, and each Note Purchase Party will cause its respective Subsidiaries not to create, assume or suffer to exist any Lien other than Permitted Liens.

11.4. Sale of Assets.

The Note Purchase Parties will not, and will cause their respective Subsidiaries not to, enter into an Asset Sale unless, after giving effect to such action:

(a) No Default or Event of Default shall have occurred and be continuing or would occur as a result of such Asset Sale; and

(b) Aggregate Asset Sales by Parent, Holdings, the Issuer and their Subsidiaries which are in excess of US$5,000,000 (the **"Excess Net Proceeds"**) in any one fiscal year shall be (i) reinvested in the productive assets used or useful in carrying out the Issuer's business, (ii) used to pay down and permanently reduce the outstanding principal amount of the Credit Facilities, or (iii) to the extent that not all of the Excess Net Proceeds are reinvested in accordance with subsection (i) or (ii) of this Section 11.4(b) (the **"Excess Amount"**), the Issuer shall within 270 days of such sale redeem any Senior Indebtedness equal to the Excess Amount in the manner and subject to the terms (other than the amount of such redemption) set forth in Section 8.2 hereof, with the date of such redemption to occur within such 270 day period.

11.5. Mergers, Consolidations, etc.

The Note Purchase Parties will not and will cause the other members of the Restricted Group not to merge, consolidate or amalgamate with another Person unless:

(a) The surviving entity, or the Person formed by such transaction is a solvent Canadian or United States of America corporation, partnership, trust or other form of entity;

(b) The surviving entity executes and delivers all such documents as may be necessary or advisable to confirm its obligations under the Notes, the Holdings Guaranty, the Subsidiary Guaranty and this Agreement, as applicable;

(c) There is delivered to each Noteholder an opinion of nationally recognized independent counsel, or other independent counsel (acceptable to the Majority Noteholders) to the effect that all agreements or instruments effecting such assumption of obligations are enforceable in accordance with their terms and comply with the terms hereof; and

(d) Both before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Notwithstanding the foregoing, the provisions of clause (b) and (c) of this Section 11.5 shall not apply in the case of a merger, consolidation or amalgamation of (i) a Subsidiary Guarantor organized under the laws of a state in the United States with or into another another Subsidiary Guarantor organized under the laws of a state in the United States, (ii) a member of

the Restricted Group organized under the laws of Canada or a province therein with or into another member of the Restricted Group organized under the laws of Canada or a province therein; or (iii) a Subsidiary Guarantor organized under the laws of a state in the United States into the Issuer provided that the Issuer is the surviving entity and is organized under the laws of a state in the United States.

11.6. Disposition of Stock of Restricted Subsidiaries.

(a) Neither the Issuer nor Holdings will permit any Subsidiary to issue its capital stock, or any warrants, rights or options to purchase, or securities convertible into or exchangeable for, such capital stock, to any Person other than the Issuer or Holdings.

(b) Neither the Issuer nor Holdings will, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of a Subsidiary except pursuant to a transaction permitted under Section 11.5.

11.7. Limitation on Creation of Subsidiaries.

Parent will not create any new direct Subsidiaries or acquire any direct ownership in any divisions or Subsidiaries. For greater certainty, this will apply only to Parent and will not apply to any Subsidiaries of Parent, including Holdings and any Subsidiaries of Holdings. The Note Purchase Parties and their Subsidiaries shall not create or acquire any new Subsidiary unless the requirements of Section 9.11 have been, or simultaneously with the creation or acquisition of any such Subsidiary will be, satisfied.

11.8. Nature of Business.

The Note Purchase Parties will not, and will not permit any Subsidiary to, engage in any business if, as a result, the general nature of the business in which Holdings and its Subsidiaries, taken as a whole, would then be engaged would be substantially changed from the general nature of the business in which Holdings and its Subsidiaries, taken as a whole, are engaged on the date of this Agreement.

11.9. Transactions with Affiliates.

The Note Purchase Parties will not and will not permit any Subsidiary to enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Issuer or another member of the Restricted Group), except upon fair and reasonable terms no less favorable to the Issuer or such member of the Restricted Group than would be obtainable in a comparable arm's-length transaction with a Person that is not an Affiliate of any Note Purchase Party.

12. EVENTS OF DEFAULT.

An "Event of Default" shall exist if any of the following conditions or events shall occur and be continuing:

(a) The Issuer defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b) The Issuer defaults in the payment of any interest on any Note for more than five (5) Business Days after the same becomes due and payable; or

(c) Any Note Purchase Party or any Subsidiary Guarantor fails to observe or perform any other obligation under the provisions of this Agreement, the Holdings Guaranty, any Subsidiary Guaranty or any other Security Document, which is not remedied within 30 days after written notice thereof is given to Issuer by the Trustee or Noteholders holding at least 25% of the principal amount of Notes outstanding; or

(d) Any representation or warranty made in writing by or on behalf of Parent, Holdings, the Issuer or any Subsidiary Guarantor or by any officer of the Issuer, Holdings or a Subsidiary Guarantor in this Agreement, the Holdings Guaranty or the Subsidiary Guaranty or in any writing furnished in connection with the transactions contemplated hereby or thereby proves to have been false or incorrect in any material respect on the date as of which made; or

(e) Any member of the Restricted Group (whether as primary obligor or guarantor or surety) fails to make any payment of principal or interest on the Credit Facilities beyond any period of grace provided or is in default under the applicable credit facilities and such default causes acceleration or is not waived or cured within 30 days; or

(f) (i)(A) any member of the Restricted Group is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least US$3,000,000 beyond any period of grace provided with respect thereto, or (B) Parent, Holdings, the Issuer or any of their Subsidiaries is in default in the performance of or compliance with any term of any evidence of any Debt that is outstanding in an aggregate principal amount of at least US$3,000,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment; or (ii) any member of the Restricted Group incurs a Hedging Liability in favor of any lender under the Credit Facilities (or any of their Affiliates) resulting from the early termination of any Hedge Agreement following the occurrence of an event of default, termination event or other similar event or condition under such Hedge Agreement of at least US$3,000,000, when aggregated with (A) any Debt under which any member of the Restricted Group is in default pursuant to clause (f)(i)(A) or (f)(i)(B) above and (B) all other Hedging Liabilities resulting from the early termination of other Hedge Agreements; or

(g) The Issuer or any of its Subsidiaries (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h) A court or Governmental Authority of competent jurisdiction enters an order appointing, without consent of the applicable members of the Restricted Group, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Issuer or any of its Subsidiaries, or any such petition shall be filed against the Issuer or any of its Subsidiaries and such petition shall not be dismissed within 60 days; or

(i) A final judgment or judgments for the payment of money aggregating at least US$5,000,000 are rendered against any member of the Restricted Group, which judgments are not, within 60 days after entry thereof, paid, bonded, discharged, covered by insurance, indemnified or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(j) A resolution is passed for the winding-up or liquidation of any of the members of the Restricted Group, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.5 are duly observed and performed, or if any of the members of the Restricted Group institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws, or of any substantial part of the property of any member of the Restricted Group, or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debt generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes; or

(k) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Issuer or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of section 4001(a)(18) of ERISA) under all Plans determined in accordance with Title IV of ERISA, shall be at least US$5,000,000, (iv) the Issuer or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to

employee benefit plans, (v) the Issuer or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Issuer or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Issuer or any Subsidiary thereunder, (vii) the present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan maintained by the Issuer or an ERISA Affiliate, determined as of the end of its most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, exceeds the current value of the assets of such Foreign Pension Plan allocable to such benefit liabilities by US$5,000,000 or more, (viii) either the Issuer or an any ERISA Affiliate incurs a material liability pursuant to any Foreign Pension Plan; and any such event or events described in clauses (i) through (viii) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect;

(l) Holdings defaults in the performance of or compliance with any term contained in the Holdings Guaranty, and such default continues beyond any period of grace in respect thereof, or the Holdings Guaranty ceases to be in full force and effect as a result of acts taken by the Issuer or Holdings, or is declared to be null and void in whole or in material part by a court or other governmental or regulatory authority having jurisdiction or the validity or enforceability thereof shall be contested by any of the Issuer or Holdings or any of them renounces any of the same or denies that it has any or further liability thereunder;

(m) any Subsidiary Guarantor defaults in the performance of or compliance with any term contained in the Subsidiary Guaranty, and such default continues beyond any period of grace in respect thereof, or the Subsidiary Guaranty ceases to be in full force and effect as a result of acts taken by the Issuer or any Subsidiary Guarantor, or is declared to be null and void in whole or in material part by a court or other governmental or regulatory authority having jurisdiction or the validity or enforceability thereof shall be contested by any of the Issuer or any Subsidiary Guarantor or any of them renounces any of the same or denies that it has any or further liability thereunder; or

(n) any of the Security Documents shall for any reason fail to create a valid and perfected first priority Lien in favor of the Noteholders, or the Trustee on behalf of the Noteholders, in any substantial portion of the collateral purported to be covered thereby or any Security Document shall cease to be in full force and effect or is declared to be null and void.

As used in Section 12(k), the terms "employee benefit plan" and "employee welfare benefit plan" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

13. REMEDIES ON DEFAULT, ETC.

13.1. Acceleration.

(a) If an Event of Default with respect to paragraphs (g), (h) or (j) of Section 12 has occurred, all the Notes then outstanding shall automatically become immediately due and payable and the Trustee, upon the request of the Majority Noteholders, shall be entitled to enforce its rights under any Security Document.

(b) If any other Event of Default has occurred and is continuing, Trustee shall, upon the request of the Majority Noteholders, by notice or notices to the Issuer, declare all the Notes then outstanding to be immediately due and payable.

(c) If any other Event of Default has occurred and is continuing, the Trustee shall, upon the request of the Majority Noteholders, commence enforcement of their rights under one or more of the Security Documents.

(d) If any Event of Default described in paragraph (a) or (b) of Section 12 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Issuer, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 13.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus all accrued and unpaid interest thereon, if greater, the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Issuer acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Issuer (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Issuer in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances and does not constitute a penalty.

13.2. Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 13.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, this Agreement, any Security Document or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

13.3. Rescission.

At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 13.1, the Trustee, at the request of the Majority Noteholders, by written notice to the Issuer, may rescind and annul any such declaration and its consequences if (a) the Issuer has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due

solely by reason of such declaration, have been cured or have been waived pursuant to Section 19, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 13.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

13.4. No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Issuer under Section 17, the Issuer will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 13, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1. Registration of Notes.

The Issuer shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Issuer shall not be affected by any notice or knowledge to the contrary. The Issuer shall give to any holder of a Note promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2. Transfer and Exchange of Notes.

Upon surrender of any Note at the principal executive office of the Issuer for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Issuer, subject to delivery of the documents required under Section 8.6(b), shall execute and deliver, at the Issuer's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1(a). Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Issuer may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less

than US$2,000,000 and integral multiples of $500,000 in excess thereof. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representations and agreement set forth in Section 6.

14.3. Replacement of Notes.

Upon receipt by the Issuer of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Noteholder or another Institutional Investor holder of a Note with a minimum net worth of at least US$50,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

the Issuer shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon. The Noteholder shall pay all reasonable expenses incurred by the Issuer in issuing a replacement Note to such Noteholder within 60 days of receipt of an itemized statement of such expenses.

15. PAYMENTS ON NOTES.

15.1. Place of Payment.

Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in the United States of America at the principal office of the Trustee in such jurisdiction. The Issuer may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Issuer in such jurisdiction or the principal office of a bank or trust company acceptable to the Majority Noteholders in such jurisdiction.

15.2. Home Office Payment.

So long as the Initial Noteholders or their nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Issuer will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Initial Noteholder's name in Schedule A, or by such other method or at such other address as such Initial Noteholder shall have from time to time specified to the Issuer in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Issuer made concurrently with or reasonably

promptly after payment or prepayment in full of any Note, the Initial Noteholder shall surrender such Note for cancellation, reasonably promptly after any such request, to the Issuer at its principal executive office or at the place of payment most recently designated by the Issuer pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a Noteholder or its nominee such Noteholder will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Issuer in exchange for a new Note or Notes pursuant to Section 14.2. The Issuer will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Noteholder under this Agreement and that has made the same agreement relating to such Note as such Noteholder has made in this Section 15.2.

16. TRUSTEE.

16.1. Certain Duties and Responsibilities.

(a) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Trustee; and

(b) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Agreement; *provided* that in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Agreement and shall promptly notify the party delivering the same if such certificate or opinion does not so conform. If a conforming certificate or opinion shall not have been delivered to the Trustee within 15 days after such notice from the Trustee, the Trustee shall so notify the Noteholders.

(c) In case a Default or an Event of Default known to the Trustee has occurred and is continuing, the Trustee shall, prior to the receipt of directions, if any, from the applicable Noteholders, exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

(d) No provision of this Agreement shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(1) this subsection shall not be construed to limit the effect of subsection (a) or (b) of this Section;

(2) the Trustee shall not be liable for any error of judgment made in good faith, unless it shall be proven that the Trustee was grossly negligent in ascertaining the pertinent facts;

(3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Noteholders, as applicable, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Agreement;

(4) no provision of this Agreement shall require the Trustee to expend or risk its own funds or incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; *provided* that the reasonable costs of performing its ordinary services under this Agreement shall not be deemed a "financial liability" for purposes hereof; and

(5) the Trustee shall not be liable to the Noteholders for any action taken or omitted by it at the direction of the Noteholders under circumstances in which such direction is required or permitted by the terms of this Agreement.

16.2. Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder which shall be an Independent Eligible Financial Institution organized and doing business under the laws of the United States of America or of any state thereof, authorized under such laws to exercise corporate trust powers. The Trustee and its Affiliates shall have a combined capital and surplus of at least US$200,000,000, subject to supervision or examination by federal or state banking authority and having an office within the United States. If such organization or entity publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 16.2, the combined capital and surplus of such organization or entity shall be deemed to be its combined capital and surplus as set forth in its most recent published report of condition. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 16.2, it shall resign immediately in the manner and with the effect hereinafter specified in this Section 16.

16.3. Representations and Warranties of the Trustee.

The Trustee hereby represents and warrants as follows for the benefit of the Noteholders:

(a) Organization. The Trustee has been duly organized and is validly existing under the laws of its jurisdiction of organization and has the power to conduct its business and affairs as a trustee.

(b) Authorization; Binding Obligations. The Trustee has the power and authority to perform the duties and obligations of trustee under this Agreement. The Trustee has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and all of the documents required to be executed by the Trustee pursuant hereto. Upon execution and delivery by the Trustee, this Agreement will constitute the legal, valid and binding obligation of the Trustee enforceable in accordance with its terms.

(c) Eligibility. The Trustee is eligible under Section 16.2 to serve as Trustee hereunder.

(d) No Conflict. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated by this Agreement, (i) is prohibited by, or requires the Trustee to obtain any consent, authorization, approval or registration under, any law, statute, rule, regulation, judgment, order, writ, injunction or decree that is binding upon the Trustee or any of its properties or assets, or (ii) will violate any provision of, result in any default or acceleration of any obligations under, result in the creation or imposition of any lien pursuant to, or require any consent under, any material agreement to which the Trustee is a party or by which it or any of its property is bound.

(e) No Litigation. There are no actions, suits or proceedings pending or, to the best of the Trustee's knowledge, threatened or likely to be asserted against or affecting the Trustee before or by any court, administrative agency, arbitrator or governmental body (i) with respect to any of the transactions contemplated by this Agreement or (ii) with respect to any other matter which in the judgment of the Trustee would, if determined adversely to the Trustee, materially and adversely affect its ability to perform its obligations under this Agreement.

(f) No Default. The Trustee is not in default with respect to any order or decree of any court or any order, regulation or demand of any Governmental Agency, which default might have consequences that would materially and adversely affect the condition (financial or otherwise) or operations of the Trustee or its properties or might have consequences that would materially and adversely affect its performance hereunder.

16.4. Notice of Default.

Promptly (and in no event later than five Business Days) after the occurrence of any Default or Event of Default known to a responsible officer of the Trustee or after any declaration of acceleration has been made by or delivered to the Noteholders and the Trustee, the Trustee shall transmit by mail to the Noteholders notice of all Defaults or Events of Default hereunder known to such responsible officer, unless such Default or Event of default shall have been cured or waived.

16.5. Compensation and Reimbursement.

(a) The Issuer agrees to pay the Trustee reasonable compensation for all services rendered by it hereunder and shall reimburse the Trustee in a timely manner upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision hereunder and expenses related to maintenance and administration of the collateral under the Security Documents.

(b) The Issuer agrees to indemnify the Trustee, its directors, officers, employees and agents for, and to hold harmless against any loss, liability or expense (including, without limitation, reasonable attorney's fees and expenses) incurred without gross negligence, willful misconduct or bad faith arising out of or in connection with the acceptance or administration of this trust, including costs and expenses of defense against any claim or liability in connection with the exercise of performance of any of its powers or duties hereunder.

16.6. Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Section shall become effective until the acceptance of appointment by the successor Trustee under Section 16.6.

(b) The Trustee may resign at any time by giving not less than 30 days' written notice thereof to the Issuer and the Noteholders. Upon receiving such notice of resignation, the Issuer shall promptly appoint a successor trustee or trustees, acceptable to the Noteholders in their sole discretion, by written instrument, in duplicate, executed by an Responsible Officer of the Issuer, one original copy of which shall be delivered to the Trustee so resigning and one original copy to the successor trustee or trustees, together with a copy to each Noteholder. If no successor trustee shall have been appointed and an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee, the Issuer or any Noteholder may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time upon the request of the Majority Noteholders, at any time when an Event of Default shall have occurred and be continuing or when a successor Trustee has been appointed pursuant to Section 16.6.

(d) If at any time the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent or a receiver or liquidator of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case (A) the Issuer, may remove the Trustee or (B) the Noteholders may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

16.7. Acceptance and Appointment by Successor.

Every successor Trustee appointed hereunder shall be required to execute, acknowledge and deliver to the Issuer, the Noteholders and the retiring Trustee an instrument accepting such appointment, and the successor Trustee shall, upon payment of its fees, expenses and indemnities then unpaid, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its lien, if any, provided for herein, then thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts, duties and obligations of the retiring Trustee.

16.8. Merger, Conversion, Consolidation or Succession to Business of Trustee.

Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all of the

corporate trust business of the Trustee, shall be the successor of the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto.

16.9. Certain Duties Related to Payments.

If the Trustee shall not have received a payment, and such payment was due to the Trustee pursuant to Section 15.1, the Trustee shall notify the Noteholders of such nonpayment and shall take such action as the Majority Noteholders shall direct in writing or, if no such direction is received, such action as the Trustee shall deem most effectual. Any such action shall be without prejudice to any right to claim a Default under this Agreement.

17. EXPENSES, ETC.

17.1. Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Issuer will pay all costs and expenses (including reasonable attorneys' fees of counsel to the Noteholders and, if reasonably required, local or other counsel) incurred by the Noteholders in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty or the Security Documents (whether or not such amendment, waiver or consent becomes effective), including: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty or the Security Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty or the Security Documents, or by reason of being a holder of any Note, and (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Issuer or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes. The Issuer will pay, and will save the Noteholders and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those retained by the Noteholders).

17.2. Survival.

The obligations of the Issuer under this Section 17 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

18. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by a Noteholder of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Noteholder or any other holder of a Note. All statements contained in any

certificate or other instrument delivered by or on behalf of the Issuer pursuant to this Agreement shall be deemed representations and warranties of the Issuer under this Agreement. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between the Noteholders and the Issuer and supersede all prior agreements and understandings relating to the subject matter hereof.

19. AMENDMENT AND WAIVER.

19.1. Requirements.

This Agreement, the Notes, the Holdings Guaranty, the Subsidiary Guaranty and the Security Documents may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of (i) the Issuer and (ii) the Trustee at the direction of the Majority Noteholders, provided that (a) no amendment or waiver of any of the provisions of Section 12(a) and (b) hereof will be effective unless not less than 100% of the Noteholders at such time have consented in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 13 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver.

19.2. Solicitation of Holders of Notes.

(a) Solicitation. The Issuer will provide each Noteholder (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Issuer will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 19 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b) Payment. The Issuer will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any Noteholder as consideration for or as an inducement to the entering into by any Noteholder or any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

19.3. Binding Effect, etc.

Any amendment or waiver consented to as provided in this Section 19 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note

and upon the Issuer without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Issuer and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "this Agreement" or "the Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

19.4. Notes held By Company, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Issuer or any of its Affiliates shall be deemed not to be outstanding.

20. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by facsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i) if to an Initial Noteholder or its nominee, at the address specified for such communications to the Initial Noteholder in Schedule A-1, or at such other address as shall be specified to the Issuer in writing,

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Issuer and the Trustee in writing, or

(iii) if to the Trustee, at the address specified for such communications to the Trustee in Schedule A-2, or at such other address as shall be specified to the Issuer in writing,

(iv) if to the Issuer, to the Issuer at its address specified for such communication to the Issuer in Schedule A-3, or at such other address as the Issuer shall have specified to the holder of each Note and the Trustee in writing.

Each such notice or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified and a confirmation of such facsimile has been received by the sender, (ii) if given by mail, 5 days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iii) if given by any other means, when delivered at the addresses specified.

21. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by the Noteholders at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to the Noteholders, may be reproduced by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Noteholders may destroy any original document so reproduced. The Issuer agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by a Noteholder in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 21 shall not prohibit the Issuer or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

22. CONFIDENTIAL INFORMATION.

For the purposes of this Section 22, "Confidential Information" means information delivered to a Noteholder by or on behalf of the Note Purchase Parties and their Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement that (A) in the case of information delivered after the Closing, is proprietary in nature and was clearly marked or labeled or otherwise adequately identified in writing when received by the Noteholders as being confidential information of Note Purchase Parties or such Subsidiary or (B) in the case of information delivered prior to the Closing, is not available on SEDAR, provided that, in the case of (A) above, such term does not include information that (a) was publicly known or otherwise known to such Noteholder prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by a Noteholder or any person acting on its behalf, (c) otherwise becomes known to a Noteholder other than through disclosure by Note Purchase Parties or any of their Subsidiaries or from a third party that was not prohibited from making such disclosure or (d) constitutes financial statements delivered to a Noteholder under Section 7.1 that are otherwise publicly available. Each Noteholder will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by it in good faith and at its commercially reasonable discretion, to protect confidential information of third parties delivered to the Noteholders, provided that the Noteholders may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by the Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 22, (iii) any other holder of any Note, (iv) any Institutional Investor to which a Noteholder may sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22 and is not a competitor with any Note Purchase Party or Subsidiary), (v) any Person from which a Noteholder may offer to purchase any security of the Issuer (if such Person has agreed in writing

prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22 and is not a competitor with any Note Purchase Party or Subsidiary), (vi) any federal, state or provincial regulatory authority having jurisdiction over a Noteholder, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about a Noteholder's investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to the Noteholders, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which a Noteholder is a party or (z) if an Event of Default has occurred and is continuing, to the extent a Noteholder may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under the Noteholders' Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 22 as though it were a party to this Agreement. On reasonable request by the Issuer in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Issuer embodying the provisions of this Section 22.

23. SUBSTITUTION OF NOTEHOLDER.

The Noteholders shall have the right to substitute any one of their respective Affiliates as the purchaser of the Notes that such Noteholder has agreed to purchase hereunder, by written notice to the Issuer, which notice shall be signed by both the Noteholder and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.

24. MISCELLANEOUS.

24.1. Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

24.2. Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

24.3. Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

24.4. Construction.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

24.5. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

24.6. Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Illinois excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

(Remainder of page intentionally left blank)

This Agreement is entered into as of the date above written on the terms and conditions contained herein.

Note Purchase Parties:

STUDENT TRANSPORTATION OF AMERICA, INC.

By: [signature]
Name: DENIS J. GALLAGHER
Title: CEO

STUDENT TRANSPORTATION OF AMERICA, HOLDINGS, INC.

By: [signature]
Name: DENIS J. GALLAGHER
Title: CEO

STUDENT TRANSPORTATION OF AMERICA LTD.

By: [signature]
Name: DENIS J. GALLAGHER
Title: CEO

Trustee:

COMPUTERSHARE TRUST COMPANY, INC.

By: ______________________
Name: John M. Wahl
Title: Corporate Trust Officer

By: ______________________
Name: Rose Stroud
Title: Trust Officer

SIGNATURE PAGE TO NOTE PURCHASE AGREEMENT

Initial Noteholders:

SUN LIFE ASSURANCE COMPANY OF CANADA

By: ______________________________
Name: Keith Cressman
Title: AVP, Private Placements

By: ______________________________
Name: Steve Theofanis
Title: Director, Private Placements

LONDON LIFE INSURANCE COMPANY

By: ______________________________
Name: ______________________________
Title: ______________________________

By: ______________________________
Name: ______________________________
Title: ______________________________

Initial Noteholders:

SUN LIFE ASSURANCE COMPANY OF CANADA

By: ____________________
Name: ____________________
Title: ____________________

By: ____________________
Name: ____________________
Title: ____________________

LONDON LIFE INSURANCE COMPANY

By: [signature]
Name: Robert J. T. Barnes
Title: Authorized Signatory

By: [signature]
Name: ANDREW ROBERTSON
Title: AUTHORIZED SIGNATORY

SIGNATURE PAGE TO NOTE PURCHASE AGREEMENT

SCHEDULE A-1

INFORMATION RELATING TO NOTEHOLDERS

Name of Noteholder	Principal Amount of Notes to be Purchased
SUN LIFE ASSURANCE COMPANY OF CANADA	US$20,000,000

Register Notes in name of:

SUN LIFE ASSURANCE COMPANY OF CANADA US$20,000,000

(1) All payments by wire transfer of immediately available funds to:

US Dollar Payments from a Canadian Financial Institution

Beneficiary Bank:

Bank of Montreal
International Banking, Head Office
Montreal, Quebec
SWIFT BIC Address: BOFMCAM2

Beneficiary:	Account:	24234600338
	Name:	Sun Life Assurance Company of Canada 227 King Street South Waterloo, Ontario

US Dollar Payments from the US

Pay through: Intermediary (destination) Bank:

Wachovia Bank, N.A.
New York, NY

SWIFT BIC Address:	PNBPUS3NNYC
FEDWIRE ABA:	026005092
Or CHIPS Participant ID:	0509

Beneficiary's Bank:

Bank of Montreal
International Banking, Head Office
Montreal, Quebec
SWIFT BIC Address: BOFMCAM2
Account 2000192009878

Beneficiary:	Account:	24234600338
	Name:	Sun Life Assurance Company of Canada 227 King Street South Waterloo, Ontario

with sufficient information to identify the source and application of such funds.

(2) All notices of payments and written confirmations of such wire transfers:

Sun Life Assurance Company of Canada
227 King Street South
Waterloo, Ontario
N2J 4C5
Attn: Private Placements, Location Code 02D36

FAX: (519) 888-3666

(3) All other notices and communications:

Sun Life Assurance Company of Canada
Private Placements
1155 Metcalfe Street
Suite 2156,
Montreal, Quebec
H3B 2V9

Attn: Leslie Hamilton

Tax ID No.: U.S. Taxpayer Identification Number 13-1082080

SCHEDULE A-1

INFORMATION RELATING TO NOTEHOLDERS

Name of Noteholder	Principal Amount of Notes to be Purchased
London Life Insurance Company	US$15,000,000

Register Notes in name of:

London Life Insurance Company	US$15,000,000

(1) All payments by wire transfer of immediately available funds to:

Pay Through: Wachovia Bank NA
New York
SWIFT Code: PNBPUS3NNYC
Fed Routing: 026005092

Intermediary Institution: Bank of Montreal
SWIFT BIC Address: BOFMCAT2FXM
ACCOUNT No.: 2000192009836
CHIPS UID: 192531

Account with Institution: Bank of Montreal
335 Main Street, Winnipeg, Manitoba, Canada R3C 2R6
Canadian Direct Payment Routing Number: 000105797
Bank of Montreal: 0001
Branch Transit Number: 05797

Beneficiary: Transit No. & Account No.: 05794700026
London Life Insurance Company
100 Osborne Street,
Winnipeg, Manitoba, Canada R3C 3A5

with sufficient information to identify the source and application of such funds.

(2) All notices of payments and written confirmations of such wire transfers:

London Life Insurance Company
C/O The Great-West Life Assurance Company

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5
Facsimile: 204.946.8395
Attention: Securities Administration, 2C

(3) All other notices and communications:

London Life Insurance Company
C/O The Canada Life Assurance Company
330 University Avenue
Toronto, Ontario
M5G 1R8
Facsimile: (416) 597-9678

Attention: Hong Ng, Private Debt Investments S-9

Tax ID No. – Not Applicable

SCHEDULE A-2

INFORMATION RELATING TO TRUSTEE

Name of Trustee

Computershare Trust Company, Inc.

(1) All payments by wire transfer of immediately available funds to:

Computershare Trust Company, Inc.
350 Indiana St.
Suite 800
Golden, CO 80403

Send Correspondence

P. O. Box 1596
Denver, CO 80201-1596

Wire instructions are as follows:

Harris Trust and Savings Bank

Chicago, IL

ABA #: 071 000 288
Account number: 2265692
Name on Account: Computershare Trust Company, Inc.
Escrow Holding Account
Ref: STA

In your notes, on your wire, please put what you are paying for and your account number. This will facilitate posting of your funds.

If you have any questions please telephone Zack De Lisa at (303)262-0600 x4758. Thank you.

with sufficient information to identify the source and application of such funds.

(2) All notices of payments and written confirmations of such wire transfers:

(3) All other notices and communications:

SCHEDULE A-3

INFORMATION RELATING TO THE ISSUER

Name of the Issuer

Student Transportation of America, Inc.

All notices and communications:

Student Transportation of America, Inc.
3349 Highway 138
Building B, Suite D
Wall, NJ 07719
Attn: Mr. Denis Gallagher, Chairman and CEO

with a copy to

Byrne Law Office
1459 Bayshire Drive
Oakville, ON L6H 6E8
Canada
Attn: Mr. Robert Byrne, Esq.

and a copy to

FagelHaber LLC
55 East Monroe Street
Chicago, IL 60603
Attn: Barry Fischer, Esq.

Tax ID No.: 22-3512226

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

"Adjusted EBITDA" means, with reference to any period of twelve fiscal months then ended, EBITDA for such period plus an amount calculated by the Issuer in its reasonable discretion equal to (i) the EBITDA of the Persons or assets which are the subject of each acquisition consummated during the period adjusted for the reasonably expected savings in operating expenses resulting from such acquisition as if such acquisition was completed on the first day of each such period plus (ii) the pro forma EBITDA that Parent expects to earn based upon performance of a Bid Contract entered into during the period as though Parent has entered into such Bid Contract on the first day of such period minus (iii) the EBITDA attributed to any Contract during such period if such Contract terminates during the period and is not renewed, extended or otherwise continued within 30 days after the date of such termination; provided that any such adjustment based on expected savings in operating expenses as a result of any such acquisition specified in clause (i) above or pro forma EBITDA relating to any Bid Contract specified in clause (ii) above shall be readjusted for each month after the date such acquisition is consummated or Bid Contract commences, as applicable, if the actual savings in operating expenses realized during such month as a result of such acquisition or EBITDA actually earned as a result of such Bid Contract is less than projected; provided, further that there shall be included in such determination for such period all such amounts attributable to any Person acquired during such period pursuant to an acquisition to the extent not subsequently sold or otherwise disposed of during such period.

"Affiliate" means at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person. As used in this definition, "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Asset" means, with respect to any Person, any property, asset or undertaking of such Person, whether real or personal, of any kind and wherever situated, whether now owned or hereafter acquired.

"Asset Sale" means the sale, lease, securitization (or like), conveyance or other disposition of any Assets (including without limitation a sale by way of shares or a sale by way of a Sale Leaseback Transaction) other than the sale of Assets in the ordinary course of business. Notwithstanding the foregoing, sales of Assets that become excess, worn-out, obsolete, uneconomical or damaged or are otherwise unsuitable for use in the business of any member of the Restricted Group, sales of delinquent notes or receivables in the ordinary course of business for collection purposes, and transfers by any member of the Restricted Group to another member

of the Restricted Group, as the case may be, and the sale or lease of inventory or excess or old school buses in the ordinary course of business will not be deemed to be an Asset Sale.

"Bid Contract" means each new contract entered into by any member of the Restricted Group relating to the transportation of students or other related activities for which the Issuer or such Person is committed to incur start-up costs, purchase new equipment, including without limitation, school buses, or to make capital improvements.

"Business Day" means a day, other than a Saturday or Sunday, on which banks are generally open for business in both Chicago, Illinois and Toronto, Ontario.

"Canadian GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (or agencies with similar functions of comparable stature and authority within the Canadian accounting profession), which are applicable to the circumstances as of the date of determination.

"Capital Lease" means, with respect to a Person, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease obligation on a balance sheet of such person if such balance sheet were prepared in accordance with Canadian GAAP; the amount of any Capital Lease at any date shall be the amount of the obligation in respect thereof which would be included in such balance sheet.

"Change of Control" means the occurrence of either of the following events:

(a) The acquisition by any Person or group, other than the management as of the Closing Date, of a direct or indirect interest in securities representing more than 50% of the voting power or voting stock of any Note Purchase Party; by way of purchase, merger or consolidation or otherwise (other than the creation of a holding company that does not involve a change in the beneficial ownership of the Note Purchase Parties as result of such transaction); or

(b) The merger or consolidation of a Note Purchase Party with or into another Person or the merger of another Person into a Note Purchase Party with the effect that immediately after such transaction the shareholders of such Note Purchase Party immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting stock of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of a Note Purchase Party as a result of such transaction.

"Class B Series One Shares" means all issued and outstanding Class B Series One common stock of Holdings.

"Closing" is defined in Section 3.

"Closing Date" means the date upon which the Senior Notes are issued.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"Confidential Information" is defined in Section 22.

"Contract" means each contract entered into by the Issuer or any member of the Restricted Group providing for the transportation of students and other related activities.

"Credit Facilities" means any credit facilities extended to any member of the Secured Group.

"Custodian" means Harris N.A., as Custodian under the Intercreditor Agreement, or any successor thereto as Custodian under the Intercreditor Agreement.

"Debt" with respect to any Person, at any time, without duplication:

(i) any obligations and liabilities for borrowed money;

(ii) obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired;

(iii) guaranties of obligations of entities other than to a member of the Restricted Group; and

(iv) Capital Leases.

But, in any event, shall not include accounts payable (including, without limitation, trade accounts payables and payments with respect to operating leases), income taxes payable, accrued liabilities, distributions payable, deferred revenue, payments under employment agreements or earn-out arrangements (other than cash payments that are in the nature of a deferred purchase price for an acquisition under Canadian GAAP), deferred income taxes and non-controlling interests.

"Default" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"Distributable Cash" means, for the previous 12 months, EBITDA less the sum of (a) Senior Interest Expense, (b) Capital Lease payments, (c) cash income taxes, (d) cash Maintenance Capital Expenditures, (e) scheduled principal repayments of any long term Senior Indebtedness (net of any such amounts that have been refinanced or for which financing commitments have been received), (f) other Distributions, plus, if such month is June, US$500,000, or if such month is any other month than June, US$3,500,000.

"Distribution" means

(a) Without duplication, any declaration, payment or setting aside of cash or kind for payment of any return of or return on capital (for greater certainty to include interest) by any member of the Restricted Group (excluding payments made between members of the Restricted Group);

(b) Any payment of principal or Interest Expense on, or the defeasance of, any other Subordinated Indebtedness; and

(c) Any payment of management or other advisory fees to an Affiliate of the Issuer, other than those fees payable pursuant to transactions with Affiliates permitted under "Limitation on Transactions with Affiliates".

"Domestic Subsidiary" means any Subsidiary other than a Foreign Subsidiary.

"EBITDA" means, with reference to any period, Net Income for such period plus the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) income taxes (whether paid or deferred) for such period, (c) depreciation and amortization for such period, (d) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (e) non-cash losses resulting from impairment charges arising from the application of SFAS No. 142 or SFAS No. 144, (f) non-cash expenses relating to the periodic valuation of the preferred and common stock of Holdings, (g) non-cash charges reflecting the minority interest represented by the Class B and C common stock of Holdings, (h) non-cash charges reflecting the mark-to-market of hedging transactions, and (i) non-cash expenses related to issuances of stock-based compensation associated with the Issuer's Equity Incentive Plan, less any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of Holdings or the mark-to-market of hedging transactions.

"Environmental Laws" means any and all Federal, state, local, provincial and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Equity Incentive Plan" means Holdings' equity incentive plan, as approved by the board of directors of Holdings on November 10, 2005.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Issuer under section 414 of the Code.

"Event of Default" is defined in Section 12.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Foreign Pension Plan" means any plan, fund (including, without limitation, any superannuation fund but excluding any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an employee) or other similar program established or maintained outside the United States of America by the Issuer or any ERISA Affiliate for the benefit of employees of the Issuer or any ERISA Affiliate residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

"Foreign Subsidiaries" means each Subsidiary which is organized under the laws of a jurisdiction other than the United States of America or any state thereof.

"GAAP" means generally accepted accounting principals in the United States of America.

"Governmental Authority" means the federal government of the United States, the Canadian government, and any state, county, provincial or local government or regulatory department, body, political subdivision, commission, agency, instrumentality, ministry court, judicial or administrative body, taxing authority, or other authority thereof (including any corporation or other entity owned or controlled by any of the foregoing).

"Guaranty" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

"Hazardous Material" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, without limitation, asbestos, urea formaldehyde foam insulation and polycholorinated biphenyls).

"**Hedge Agreement**" means any transaction (including an agreement with respect to any such transaction) (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction, or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions); (ii) which is a type of transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, recurrently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made; or (iii) any combination of these transactions.

"**Hedging Liability**" means the net liability of any member of the Restricted Group under or in respect of a Hedge Agreement.

"Holdings" is defined in the Recitals.

"Holdings Guaranty" is defined in Section 1.

"Independent Eligible Financial Institution" means Computershare Trust Company, Inc. or a financial institution having a long-term debt rating of at least "A2" (not on negative credit watch) by Moody's and "AA" by S&P and a short-term rating of at least "P-1" (not on negative credit watch) by Moody's and "A-1+" by S&P who (i) does not have and is not committed to acquire any direct financial interest or any material indirect financial interest in the

Issuer or in any Affiliate of the Issuer and (ii) is not connected with the Issuer or any Affiliate of the Issuer as an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions.

"Initial Noteholder" means Sun Life Assurance Company of Canada and London Life Insurance Company.

"Institutional Investor" means (a) any original purchaser of a Note, (b) any holder of more than US$2,000,000 in aggregate principal amount of the Notes at the time outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"Intercreditor Agreement" means the Intercreditor and Custodial Agreement dated as of the date hereof among the Noteholders, the Trustee and Harris N.A., as amended, supplemented or modified from time to time.

"Interest Expense" means, for any period, the total of all items properly classified as interest expense (whether expensed or capitalized) for Parent, on a consolidated basis, in accordance with Canadian GAAP.

"Issuer" is defined in the introductory paragraph.

"Lien" means any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or Asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

"Maintenance Capital Expenditures" means, for any period, capital expenditures for the purposes of replacing or substituting or acquiring fixed assets or equipment in order to maintain the Restricted Group's level of operations for the relevant period, but excluding for greater certainty any capital expenditures related to Bid Contracts, acquisitions that have not become operational or purchases of additional equipment in connection with the expansion of operations with respect to an existing Contract.

"Majority Noteholders" means the holders of not less than 66 2/3% of the principal amount of the Notes outstanding at any time.

"Make-Whole Amount" means an amount expressed in U.S. Dollars equal to the outstanding principal amount of Notes (or the portion thereof to be redeemed) calculated to provide a yield to maturity equal to the sum of the U.S. Treasury Yield, calculated at 10:00 a.m. (New York time) on the third Business Day preceding the redemption date, the purchase date, or on the date of demand, as applicable, plus 0.37%.

"Material" means material in relation to the business, operations, affairs, financial condition, assets or properties of Holdings and its Subsidiaries taken as a whole.

"Material Adverse Effect" means, when used with reference to any event or circumstance, an event or circumstance which has had or would reasonably be expected to have a material adverse effect on the ability of any member of the Restricted Group to perform its obligations under this Agreement, the Holdings Guaranty, the Subsidiary Guaranty, any Security Document or the Notes.

"Maturity Date" means December 15, 2011;

"Moody's" means, Moody's Investors Service, Inc. or any successor to its rating business.

"Multiemployer Plan" means any Plan that is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

"Net Income" means, at any time, net earnings of Parent on a consolidated basis, before extraordinary, unusual or non-recurring items, excluding any non-controlling interest in any Person, for the previous four fiscal quarters.

"Note Purchase Parties" means Parent, Holdings and the Issuer.

"Noteholder" is defined in the introductory paragraph.

"Notes" is defined in Section 1.

"Obligations" is defined in Section 9.11.

"Officer's Certificate" means a certificate of a Senior Financial Officer or of any other officer of a Note Purchase Party whose responsibilities extend to the subject matter of such certificate.

"Parent" is defined in the Recitals.

"Payment Date" means the last day of each March, June, September and December from March 31, 2007 until the earlier of (i) the Maturity Date and (ii) the date on which all of the obligations under this Agreement and the Notes have been paid and performed in full.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"Permitted Liens" means:

(a) Liens on Assets of Holdings or a Subsidiary of Holdings that secure Debt owing to the Issuer;

(b) Liens securing Debt of a Person existing at the time that such Person is acquired by or merged into or consolidated or amalgamated with the Issuer or any member of the Restricted Group provided, however, that such Liens were not created in contemplation of such acquisition, merger, consolidation or amalgamation and do not extend to any Assets other than Assets of such Person in existence immediately prior to the amalgamation, merger, consolidation or acquisition;

(c) Liens existing on the Closing Date and specifically identified in Schedule 5.15 of this Agreement or arising after the date hereof pursuant to contractual commitments entered into prior to the date hereof and specifically identified in Schedule 5.15, to the extent such Liens secure Debt existing on the date hereof;

(d) Purchase Money Liens by any member of the Restricted Group;

(e) Liens of any member of the Restricted Group securing Credit Facilities; provided that, the Noteholders shall have entered into a mutually agreeable intercreditor and subordination agreement, in form and content satisfactory to the Noteholders, which, with respect to the Credit Facility being amended and restated as of the date hereof, shall be the Intercreditor Agreement;

(f) Liens for taxes, duties and assessments or governmental charges or levies not yet due or which are due and which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest and are accounted for in the financial statements in accordance with Canadian GAAP;

(g) Liens incurred by any member of the Secured Group that are subordinated to the Liens securing the Notes;

(h) Liens in connection with construction, carriers', warehousemen's, mechanics', material men's, repairmen's or like liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings which prevent enforcement of the matter under contest;

(i) Liens in connection with workers' compensation, employment insurance old age benefits, social security obligations, taxes, assessments, statutory obligations, and other social security obligations or other similar charges not yet due and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(j) Liens constituted by deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds,

performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(k) Liens constituted by easements, rights-of-way, servitudes, zoning and similar rights in or restrictions in respect of land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, pole wires and cables) granted to or reserved or taken by other Persons, which do not individually or in the aggregate, materially detract from the use or value of the Asset subject thereto;

(l) title defects or irregularities that: (i) do not affect the validity or enforcement of or foreclosure on the security, and (ii) are of a minor nature and, in the aggregate, will not materially impair the use of the Assets owned by any member of the Restricted Group for the purpose for which they are held or materially impair the value of the Assets that are affected by such defects or irregularities;

(m) Liens constituted by rights of distress or similar rights reserved in or exercisable under any lease for rent and compliance with the terms of such lease;

(n) undetermined or inchoate Liens and charges incidental to the operations of any member of the Restricted Group that have not been filed against the Issuer or the applicable member of the Restricted Group; provided however that if any such Lien or charge shall have been filed, the Issuer or the applicable member of the Restricted Group shall be contesting the same in good faith which prevent enforcement of the matter under contest;

(o) any other Lien the validity of which is being contested by the Issuer or the applicable member of the Restricted Group in good faith and payment of which has been provided for by deposit in escrow of an amount in cash sufficient to pay the full amount secured thereby;

(p) any Liens arising out of judgments or awards with respect to which any member of the Restricted Group shall be prosecuting an appeal or proceedings for review and for which the Issuer or the applicable member of the Restricted Group is accounting for in its financial statements in accordance with Canadian GAAP and with respect to which a stay of execution pending such appeal or proceedings for review shall have been secured;

(q) Liens constituted by obligations under Capital Leases provided that the same currently exist or are incurred with respect to a new Asset;

(r) the right reserved to or vested in any governmental body by the terms of any lease, franchise, tenure, contract, grant or permit acquired by any member of the Restricted Group or by any statutory provisions, to terminate any such lease, license, franchise, tenure, contract, grant or permit (provided that such right is not then being exercised) or to require annual or other periodic payments or the performance or obligations or imposition of conditions, as a condition of the continuance thereof;

(s) security given to a public or any governmental body in connection with the operations in the ordinary course of business of the applicable member of the Restricted Group;

(t) the reservations, limitations, provisos and conditions, if any, expressed in any original grants of real property from the state;

(u) A Lien on any member of the Restricted Group in cash or marketable debt securities or other Liens in favor of a lender under the Credit Facilities for hedging obligations incurred in the ordinary course of business and not for speculative purposes;

(v) any interest or title of a lessor under any operating lease;

(w) Liens on cash deposited with account debtors in the ordinary course of business, set-off rights of depository institutions or associated with the endorsement of items for deposit or collection of commercial paper received in the ordinary course of business subject to customary and reasonable terms;

(x) any other Liens on any member of the Restricted Group not contemplated under (a) through (w), provided that the aggregate amount of all such indebtedness secured thereby does not exceed US$5,000,000; and

(y) any Lien renewing, extending or refunding any Lien permitted by (a) through (u), provided that:

(i) The principal amount of Debt secured by such Lien immediately prior to such extension, renewal or refunding is not increased or the term to maturity thereof is not reduced;

(ii) Such Lien is not extended to any other Assets; and

(iii) Immediately after such extension, renewal or refunding no Default or Event of Default would exist.

"Person" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"Plan" means an "employee benefit plan" (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Issuer or any ERISA Affiliate or with respect to which the Issuer or any ERISA Affiliate may have any liability.

"Pledge Agreement" means that certain Pledge Agreement dated as of the date of this Agreement in favor of the Noteholders from Holdings and the Issuer pledging 100% of the stock of all Domestic Subsidiaries and 65% of all of the stock of each Foreign Subsidiary, as amended, supplemented or modified from time to time.

"property" or **"properties"** means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

"Purchase Money Lien" means a Lien created or assumed by securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of an Asset, provided that: (a) such Lien is assumed or created concurrently with or prior to the acquisition of the Asset, and (b) such Lien does not at any time encumber any Asset other than the Asset (including proceeds derived therefrom) financed or refinanced from such Indebtedness, and, for purposes of this definition, the term "acquisition" shall include a capital lease as well as a purchase money loan.

"Public Reports" means copies of the Parent's annual information form, annual report, management information circular, consolidated financial statements and management discussion and analyses for the year ended June 30, 2006 and unaudited consolidated financial statements and management discussion and analyses for the three month period commencing on July 1, 2006 and ending on September 30, 2006, each of which have been most recently filed on SEDAR.

"QPAM Exemption" means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor, as amended.

"Redemption Price" means the greater of (i) the outstanding principal amount of the Notes or any portion of the Notes being redeemed and (ii) the Make-Whole Amount.

"Responsible Officer" means any Senior Financial Officer and any other officer of a Note Purchase Party with responsibility for the administration of the relevant portion of this Agreement.

"Restricted Group" means, the Parent, Holdings, the Issuer, all Subsidiaries of the Issuer, and all Subsidiaries of Holdings.

"S&P" means, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. or any successor to its rating business.

"Sale Leaseback Transaction" means an arrangement with a Person by any member of the Restricted Group providing for the leasing by it of real or personal property (including fixtures) from such Person, which has been previously sold or transferred to such Person by it.

"Secured Group" means, the Issuer, Holdings, all Domestic Subsidiaries of the Issuer and all Domestic Subsidiaries of Holdings.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Security Agreement" means that certain Security Agreement dated as of the date of this Agreement in favor of the Noteholders from Holdings, the Issuer and each Subsidiary Guarantor, as amended, supplemented or modified from time to time.

"Security Documents" means the Security Agreement, the Pledge Agreement, the Holdings Guaranty, the Subsidiary Guaranty, the Intercreditor Agreement, and each other mortgage, deed of trust, account control agreement, security agreement, financing statement or other documents which shall, from time to time, secure or relate to the Debt hereunder and the obligations of the Issuer, Holdings and each Subsidiary Guarantor, as the same may be amended, modified or supplemented from time to time.

"SEDAR" means the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure of documents of public companies and investment funds in Canada.

"Seller Notes" means Debt incurred by the Parent, on a consolidated basis, in connection with an acquisition which is unsecured and subordinated in right of payment of the Notes.

"Senior Financial Officer" means the chief financial officer, principal accounting officer, treasurer or comptroller of a Note Purchase Party.

"Senior Indebtedness" means all Debt, on a consolidated basis, except Subordinated Indebtedness.

"Senior Interest Expense" means Interest Expense on Senior Indebtedness.

"Senior Leverage Ratio" means the ratio of (i) Senior Indebtedness to (ii) Adjusted EBITDA, for the immediately preceding four fiscal quarters for which financial statements have been prepared.

"Source" is defined in Section 6.2.

"Subordinated Indebtedness" means:

(a) Each subordinated note issued by Student Transportation of America ULC and Holdings pursuant to the Subordinated Note Indenture;

(b) any Seller Notes; and

(c) Any Debt that (i) is subordinate in right to prior payment in full of the Notes pursuant to written subordination provisions approved in writing by the Trustee and the Majority Noteholders; (ii) if secured, the right to any security is subordinate to the right to the security granted pursuant to the Collateral Documents in respect of the Notes pursuant to written subordination provisions approved in writing by the Trustee and the Majority Noteholders; and (iii) the holder or holders of which has or have contractually agreed not to take enforcement action for a minimum period of 179 days upon the occurrence of an Event of Default.

"Subordinated Note Indenture" means that certain Subordinated Note Indenture, dated as of December 21, 2004 among Student Transportation of America ULC, an unlimited liability company organized under the laws of Nova Scotia, Canada, Holdings, and the Issuer, Santa Barbara Transportation Corp., a California corporation, Krise Bus Service, Inc., a Pennsylvania corporation, STA of Pennsylvania, Inc., a Pennsylvania corporation, Rick Bus Co., a New Jersey corporation, Southwest Student Transportation, LC, a Texas limited liability company, Goffstown Truck Center, Inc., a New Hampshire corporation, STA of Connecticut, Inc., a Connecticut corporation, Student Transportation of Canada LTD., an Ontario corporation, North Bend Bus Company, Inc., an Oregon corporation, STA of New Jersey, Inc., a New Jersey corporation, STA Transportation of Pittsburgh, Inc., a Pennsylvania corporation, Bet-Cha Transit, Inc., a Vermont corporation, Dail Transportation Inc., a New Hampshire corporation, Ralph Prichard Schoolbuses, Inc., a Pennsylvania corporation, STA of New York, Inc., a New York corporation, Ledgemere Transportation Inc., a Maine corporation, as Guarantors and Computershare Trust Company of Canada, as Trustee.

"Subsidiary" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns more than 50% of the equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership, limited liability company or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership, limited liability company or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Issuer.

"Subsidiary Guarantor" is defined in Section 1.

"Subsidiary Guaranty" is defined in Section 1.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions threreto) that is imposed by any Governmental Authority in respect of any payment under this Agreement, the Notes or the Security Documents.

"Total Indebtedness" means all Senior Indebtedness and all Subordinated Indebtedness on a consolidated basis.

"Total Leverage Ratio" means the ratio of (i) Total Indebtedness to (ii) Adjusted EBITDA, for the immediately preceding four fiscal quarters for which financial statements have been prepared.

"Trustee" means Computershare Trust Company, Inc., a Colorado limited purpose trust company, and any successor trustee appointed pursuant to Section 16.6.

"U.S. Dollars" or **"US$"** means the lawful currency of the United States.

"U.S. Treasury Yield" means, on any date, with respect to any Notes, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of noncallable U.S. Treasury bonds denominated in U.S. Dollars would carry if issued in the United States of America at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to maturity of such Notes. The U.S. Treasury Yield will be the offer-side yield provided by page PX1 on Bloomberg (or such other display that may replace PX1).

SCHEDULE 3

ISSUER ACCOUNT(S)

SCHEDULE 4.9

CHANGES IN CORPORATE STRUCTURE

SCHEDULE 5.3

DISCLOSURE MATERIALS

SCHEDULE 5.4

SUBSIDIARIES AND AFFILIATES

SCHEDULE 5.5

FINANCIAL STATEMENTS

SCHEDULE 5.8

LITIGATION

SCHEDULE 5.11

LICENSES, PERMITS, ETC.

SCHEDULE 5.15

EXISTING DEBT

SCHEDULE 5.17

REGULATIONS

SCHEDULE 8.1

INTEREST PAYMENTS

FORM OF SENIOR NOTE

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE. THIS NOTE MAY BE PURCHASED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED BY THE HOLDER HEREOF DIRECTLY OR INDIRECTLY WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OF U.S. PERSONS (AS DEFINED IN REGULATION S) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY SECTION 4(2) OF THE SECURITIES ACT, RULE 144A UNDER THE SECURITIES ACT OR ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT. A TRANSFER OF THIS NOTE IS SUBJECT TO THE RESTRICTIONS DESCRIBED HEREIN, INCLUDING THAT NO SALE, PLEDGE, TRANSFER OR EXCHANGE MAY BE MADE HEREOF (1) EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EXEMPTION FROM REGISTRATION AS DESCRIBED HEREIN, (2) EXCEPT IN COMPLIANCE WITH THE CERTIFICATION AND OTHER REQUIREMENTS SET FORTH IN THE NOTE PURCHASE AGREEMENT DATED AS OF DECEMBER 14, 2006 BY AND AMONG STUDENT TRANSPORTATION OF AMERICA, INC., AS ISSUER EACH NOTEHOLDER, AND COMPUTERSHARE TRUST COMPANY, INC., AS TRUSTEE, AS AMENDED, SUPPLEMENTED OR MODIFIED FROM TIME TO TIME, (THE "NPA") AND (3) IN A DENOMINATION LESS THAN THE REQUIRED MINIMUM DENOMINATION. THIS NOTE IS SUBJECT TO FURTHER RESTRICTIONS ON TRANSFER UNDER THE NPA.

NEITHER THE ISSUER NOR ANY COLLATERAL PLEDGED TO OR FOR THE BENEFIT OF THE HOLDER HEREOF PURSUANT TO THE SECURITY DOCUMENTS (AS DEFINED IN THE NPA) HAS BEEN REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED AND THE INVESTMENT COMPANY ACT BY REASON OF THE EXCEPTION FROM REGISTRATION CONTAINED IN SECTION 3(c)(7) THEREOF. EACH PURCHASER OF AN INTEREST IN THIS NOTE AND EACH SUBSEQUENT TRANSFEREE OF AN INTEREST THEREIN THAT IS A U.S. PERSON (WITHIN THE MEANING OF THE INVESTMENT COMPANY ACT) WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT IT IS A QUALIFIED PURCHASER AND ALSO WILL BE DEEMED TO HAVE MADE THE REPRESENTATIONS SET FORTH IN THE NPA APPLICABLE TO NOTEHOLDERS THEREUNDER. NO TRANSFER OF THIS NOTE THAT WOULD HAVE THE EFFECT OF REQUIRING THE ISSUER TO REGISTER AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT WILL BE PERMITTED. THE PURCHASER OF THIS NOTE AGREES THAT SUCH NOTE IS BEING ACQUIRED FOR ITS OWN ACCOUNT AND NOT WITH A VIEW TO DISTRIBUTION AND MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (a) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS AN ACCREDITED INVESTOR WITHIN THE MEANING OF SUBPARAGRAPH (a)(1), (2), (3) OF RULE 501 OF THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT, TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON THE EXEMPTION FROM SECURITIES ACT REGISTRATION OR (b) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S OF THE SECURITIES ACT, IN EACH SUCH CASE IN COMPLIANCE WITH THE NPA AND ALL APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION.

EACH PURCHASER (AND EACH SUBSEQUENT TRANSFEREE) OF THIS NOTE WILL BE DEEMED TO REPRESENT AND WARRANT THAT EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF OR USING ASSETS OF, AN "EMPLOYEE BENEFIT PLAN" SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), A "PLAN" DESCRIBED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), SUBJECT TO SECTION 4975 OF THE CODE, AN ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED

TO INCLUDE "PLAN ASSETS" OF ANY OF THE FOREGOING BY REASON OF AN EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN SUCH ENTITY, OR A GOVERNMENTAL OR CHURCH PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (SUCH REPRESENTATION SHALL BE DEEMED TO BE MADE ON EACH DAY FROM THE DATE ON WHICH SUCH INVESTOR OR TRANSFEREE ACQUIRES SUCH SECURED NOTES THROUGH AND INCLUDING THE DATE ON WHICH SUCH INVESTOR OR TRANSFEREE DISPOSES OF ITS INTEREST IN SUCH SECURED NOTES) OR (B) ITS PURCHASE, HOLDING AND DISPOSITION OF SUCH SECURED NOTE WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL OR CHURCH PLAN, A VIOLATION OF ANY SUBSTANTIALLY SIMILAR FEDERAL, STATE OR LOCAL LAW).

Chicago, Illinois
US$____

December 14, 2006

STUDENT TRANSPORTATION OF AMERICA, INC.
Senior Note
Due December 15, 2011

FOR VALUE RECEIVED, Student Transportation of America, Inc., a Delaware corporation (the "Issuer"), promises to pay to [____________________] (the "Noteholder") and its successors and assigns, the principal sum of US$[______] on December 15, 2011 or sooner as provided in the Note Purchase Agreement dated as of December 14, 2006 (as amended, supplemented or modified from time to time, the "Agreement"; capitalized terms used herein and not otherwise defined in this Note shall have the meanings assigned thereto in the Agreement), among the Issuer, Computershare Trust Company, Inc., a Colorado limited purpose trust company as Trustee (the "Trustee"), Student Transportation of America Holdings, Inc., a Delaware corporation, Student Transportation of America Ltd., an Ontario corporation, and the Noteholders party thereto.

The Issuer promises to make payments of interest on the unpaid principal and any Make-Whole Amount at the rates on the dates, in the manner and in the amounts set forth in the Agreement. Interest due on this Senior Note shall be calculated as provided in the Agreement.

If any amount of interest or principal on or in respect of this Senior Note becomes due and payable on any date which is not a Business Day, such amount shall be payable on the next succeeding Business Day. "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Chicago, Illinois and Toronto, Ontario are not generally open for business. All payments of principal, premium, if any, and interest shall be payable in the lawful money of the United States of America.

If an Event of Default shall occur, the principal of and accrued interest on this Senior Note may be declared to be due and payable, or shall automatically become due and payable, in the manner and with the effect provided in the Agreement.

This Senior Note is one of the Notes issued by the Issuer pursuant to the Agreement. This Note is entitled to the benefits of certain collateral security (the "Collateral") under the Security Documents (as defined in the Agreement).

This Senior Note does not purport to summarize the Agreement, and reference is made to the Agreement for information with respect to the interests, rights, benefits, obligations, proceeds and duties evidenced hereby. A copy of the Agreement may be examined during normal business hours at the principal office of the Trustee, and at such other places, if any, designated by the Trustee, or by the Noteholder upon request.

This Note may be declared due prior to its expressed maturity date, voluntary redemption may be made by the Issuer and certain redemptions are required to be made thereon, all in the events, on the terms and in the manner and amounts as provided in the Agreement.

The terms and provisions of the Agreement and the rights and obligations of the Issuer and the rights of the Noteholders may be changed and modified to the extent permitted by and as provided in the Agreement.

This Senior Note is transferable only by surrender thereof at the principal office of the Trustee duly endorsed or accompanied by a written instrument of transfer duly executed by the registered Noteholder or its attorney duly authorized in writing and in the manner provided for in the Agreement. Any Person in whose name this Note shall be registered shall be deemed and treated as the owner thereof for all purposes of the Agreement and, subject to the Agreement, neither the Issuer nor the Trustee shall be affected by any notice or knowledge to the contrary.

The Issuer hereby waives presentment, demand, protest, notice of protest and notice of dishonor.

This Senior Note will be construed and enforced in accordance with the laws of the State of Illinois.

This Senior Note shall not be valid until a certificate of authentication hereon shall have been signed by the Trustee.

STUDENT TRANSPORTATION OF AMERICA, INC., as the Issuer

By:____________________
Name:__________________
Title:__________________

TRUSTEE CERTIFICATE OF AUTHENTICATION

This Senior Note is one of the Notes described in the Agreement mentioned hereinabove.

Date: ____________________

COMPUTERSHARE TRUST COMPANY, INC.,
as Trustee

By:________________________
Name:______________________
Title:______________________

By:________________________
Name:______________________
Title:______________________

ASSIGNMENT OR TRANSFER OF NOTE
(To be signed only upon transfer of Note)

For value received, the undersigned hereby sells, assigns and transfers unto __________ the within Senior Note, and appoints ____________ Attorney to transfer such Senior Note on the books kept for the registration thereof, with full power of substitution in the premises.

Date:________________

By:__________________________
Name:
Title:
(Signature must conform in all respects to name of Holder as specified on the face of the Note)

FORM OF HOLDINGS GUARANTY

HOLDINGS GUARANTY

This HOLDINGS GUARANTY (this "Guaranty"), is dated as of December 14, 2006, by STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., a Delaware corporation ("Guarantor"), SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed under the Insurance Companies Act of Canada, and LONDON LIFE INSURANCE COMPANY, a company governed under the Insurance Companies Act of Canada (each, a "Noteholder" and collectively, "Noteholders"), and COMPUTERSHARE TRUST COMPANY, INC., a Colorado limited purpose trust company, as Trustee on behalf of the Noteholders (the "Trustee").

WITNESSETH:

WHEREAS, pursuant to that certain Note Purchase Agreement dated as of the date hereof by and among Student Transportation of America, Inc., a Delaware corporation (the "Issuer"), Student Transportation of America, Ltd., an Ontario corporation (the "Parent"), Guarantor, the Noteholders and the Trustee (the "Agreement"; capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement), Guarantor has agreed to guarantee the Obligations;

WHEREAS, Guarantor is the parent of Issuer, and as such will derive direct and indirect economic benefits from the issuance of the Notes pursuant to the Agreement by the Noteholders and other financial accommodations provided to Issuer thereunder; and

WHEREAS, in order to induce the Noteholders to enter into the Agreement and to induce the Noteholders to purchase the Notes; Guarantor has agreed to guarantee the Issuer's obligations under the Agreement and the Notes;

NOW, THEREFORE, in consideration of the agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. DEFINITIONS.

Capitalized terms used herein shall have the meanings assigned to them in the Agreement, unless otherwise defined herein.

References to this "Guaranty" shall mean this Guaranty, including all amendments, modifications and supplements and any annexes, exhibits and schedules to any of the foregoing, and shall refer to this Guaranty as the same may be in effect at the time such reference becomes operative.

References to the "Note Purchase Documents" shall mean the Agreement, the Notes and the Security Documents, as each term is defined in the Agreement.

2. THE GUARANTY.

2.1. Guaranty of Guaranteed Obligations. Guarantor unconditionally guarantees to the Trustee, for the benefit of the Noteholders, and their respective successors, endorsees, transferees and assigns, the prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of the Obligations (hereinafter the "Guaranteed Obligations"). Guarantor agrees that this Guaranty is a guaranty of payment and performance and not of collection, and that its obligation under this Guaranty shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(a) the genuineness, validity, regularity, enforceability or any future amendment of, or change in this Guaranty, the Note Purchase Documents or any other agreement, document or instrument to which any member of the Restricted Group and/or Guarantor is or may become a party;

(b) the absence of any action to enforce this Guaranty or the waiver or consent by the Trustee and/or the Noteholders pursuant to the terms of any Note Purchase Documents with respect to any of the provisions thereof;

(c) the existence, value or condition of, or failure to perfect its Lien against, any collateral for the Guaranteed Obligations or any action, or the absence of any action, by the Trustee in respect thereof (including, without limitation, the release of any such security); or

(d) the insolvency of any member of the Restricted Group; or

(e) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor,

it being agreed by Guarantor that its obligations under this Guaranty shall not be discharged until the indefeasible payment in full of the Obligations. Guarantor shall be regarded, and shall be in the same position, as principal debtor with respect to the Guaranteed Obligations. Guarantor agrees that any notice or directive given at any time to the Trustee which is inconsistent with the waiver in the immediately preceding sentence shall be null and void and may be ignored by the Trustee and the Noteholders, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Guaranty for the reason that such pleading or introduction would be at variance with the written terms of this Guaranty, unless the Trustee and the Noteholders have specifically agreed otherwise in writing. It is agreed among Guarantor, the Trustee and the Noteholders that the foregoing waivers are of the essence of the transaction contemplated by the Agreement and the other Note Purchase Documents and that, but for this Guaranty and such waivers, the Trustee and the Noteholders would decline to enter into the Agreement and the other Note Purchase Documents.

2.2. Demand by Trustee or Noteholders. In addition to the terms of the Guaranty set forth in Section 2.1 hereof, and in no manner imposing any limitation on such terms, it is expressly understood and agreed that, if, at any time, the outstanding principal amount of the Guaranteed Obligations under the Agreement and the Notes (including all accrued interest thereon) is declared to be immediately due and payable, then Guarantor shall, without

demand, pay to the Trustee, the entire outstanding Guaranteed Obligations due and owing to the Noteholders. Payment by Guarantor shall be made to the Trustee in immediately available funds to an account designated by the Trustee or at the address set forth in the Agreement for the giving of notice to the Trustee or at any other address that may be specified in writing from time to time by the Trustee, and shall be credited and applied to the Guaranteed Obligations.

2.3. Enforcement of Guaranty. In no event shall Trustee have any obligation (although it is entitled, at its option) to proceed against Issuer, any Subsidiary Guarantor or any collateral pledged to secure Guaranteed Obligations before seeking satisfaction from Guarantor, and the Trustee may proceed, prior or subsequent to, or simultaneously with, the enforcement of Trustee's and/or the Noteholders' rights hereunder, to exercise any right or remedy which it may have against any collateral, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

2.4. Waiver. In addition to the waivers contained in Section 2.1 hereof, Guarantor waives, and agrees that it shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantor of its Guaranteed Obligations under, or the enforcement by the Trustee and/or the Noteholders of, this Guaranty. Guarantor hereby waives diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in Issuer's financial condition or any other fact which might increase the risk to Guarantor) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waives the benefit of all provisions of law which are or might be in conflict with the terms of this Guaranty. Guarantor represents, warrants and agrees that, as of the date of this Guaranty, its obligations under this Guaranty is not subject to any offsets or defenses against the Trustee or any of the Noteholders or any Person of any kind. Guarantor further agrees that its obligations under this Guaranty shall not be subject to any counterclaims, offsets or defenses against the Trustee or any of the Noteholder or against any Person of any kind which may arise in the future.

2.5. Benefit of Guaranty. The provisions of this Guaranty are for the benefit of the Trustee and the Noteholders and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between the Note Purchase Parties, any Guarantor or any Subsidiary Guarantor (or any Foreign Subsidiary that becomes a "Guarantor" under and pursuant to the Agreement) and the Trustee or the Noteholders, the obligations of the Note Purchase Parties and the Guarantor under the Note Purchase Documents. In the event all or any part of the Guaranteed Obligations are transferred, indorsed or assigned by the Trustee or any Noteholder to any Person or Persons, any reference to "Trustee" or "Noteholder" herein shall be deemed to refer equally to such Person or Persons.

2.6. Modification of Guaranteed Obligations, Etc. Guarantor hereby acknowledges and agrees that the Trustee and the Noteholders may at any time or from time to time, with or without the consent of, or notice to, Guarantor:

(a) change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(b) take any action under or in respect of the Note Purchase Documents in the exercise of any remedy, power or privilege contained therein or available to it at law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(c) amend or modify, in any manner whatsoever, Note Purchase Documents;

(d) extend or waive the time for any applicable member of the Restricted Group's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Note Purchase Documents, or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(e) take and hold collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any property pledged, mortgaged or conveyed, or in which the Trustee or the Noteholders have been granted a Lien, to secure any Obligations;

(f) release anyone who may be liable in any manner for the payment of any amount owed by Guarantor or any Person to the Trustee or any Noteholder;

(g) modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of Guarantor are subordinated to the claims of the Trustee and the Noteholders; and/or

(h) apply any sums by whomever paid or however realized to any amount owing by Guarantor to the Trustee or any Noteholder in such manner as the Trustee or any Noteholder shall determine in its discretion;

and the Trustee and the Noteholders shall not incur any liability to Guarantor as a result thereof, and no such action shall impair or release the Guaranteed Obligations of Guarantor or any of them under this Guaranty.

2.7. Reinstatement. This Guaranty shall remain in full force and effect and continue to be effective should any petition be filed by or against any member of the Restricted Group or Guarantor for liquidation or reorganization, should any member of the Restricted Group or Guarantor become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of such Restricted Group member's or Guarantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Guaranteed Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by the Trustee or any Noteholder, whether as a "voidable preference", "fraudulent conveyance", or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or

returned, the Guaranteed Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

2.8. Deferral of Subrogation, Etc. Notwithstanding anything to the contrary in this Guaranty, Guarantor hereby:

(a) expressly and irrevocably waives, on behalf of itself and its successors and assigns (including any surety) until indefeasible payment in full of the Guaranteed Obligations, any and all rights at law or in equity to subrogation, to reimbursement, to exoneration, to contribution, to indemnification, to set off or to any other rights that could accrue to a surety against a principal, to a guarantor against a principal, to a guarantor against a maker or obligor, to an accommodation party against the party accommodated, to a holder or transferee against a maker, or to the holder of any claim against any Person, and which Guarantor may have or hereafter acquire against any member of the Secured Group, any Subsidiary Guarantor, or any other guarantor in connection with or as a result of such Guarantor's execution, delivery and/or performance of this Guaranty, or any other documents to which Guarantor is a party or otherwise; and

(b) acknowledges and agrees (i) that this waiver is intended to benefit the Trustee and the Noteholders and shall not limit or otherwise affect Guarantor's liability hereunder or the enforceability of this Guaranty, and (ii) that the Trustee, the Noteholders and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 2.8 and their rights under this Section 2.8 shall survive payment in full of the Guaranteed Obligations.

2.9. Election of Remedies. If the Trustee may, under applicable law, proceed to realize benefits under the Note Purchase Documents giving the Trustee and the Noteholders a Lien upon any collateral owned by any member of the Secured Group or any Foreign Subsidiary that may become a "Guarantor" under and pursuant to the Agreement, either by judicial foreclosure or by non-judicial sale or enforcement, the Trustee may, at the direction of the Majority Noteholders, determine which of such remedies or rights it may pursue without affecting any of such rights and remedies under this Guaranty. If, in the exercise of any of its rights and remedies, the Trustee shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against the Parent, Issuer, any Subsidiary Guarantor or Guarantor, whether because of any applicable laws pertaining to "election of remedies" or the like, Guarantor hereby consents to such action by the Trustee and waives any claim based upon such action, even if such action by the Trustee shall result in a full or partial loss of any rights of subrogation which Guarantor might otherwise have had but for such action by the Trustee. Any election of remedies which results in the denial or impairment of the right of the Trustee to seek a deficiency judgment against the Parent, Issuer, any Subsidiary Guarantor or Guarantor, shall not impair Guarantor's obligation to pay the full amount of the Guaranteed Obligations. In the event the Trustee shall bid at any foreclosure or trustee's sale or at any private sale permitted by law or the Note Purchase Documents, the Trustee may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by the Trustee but shall be credited against the Guaranteed Obligations.

3. DELIVERIES.

In a form satisfactory to the Trustee, Guarantor shall deliver to the Trustee (with sufficient copies for each Noteholder), concurrently with the execution of this Guaranty, the Note Purchase Documents to which it is a party and all other instruments, certificates and documents as are required or requested to be delivered by Guarantor to the Trustee under the Agreement.

4. REPRESENTATIONS AND WARRANTIES.

To induce the Noteholders to purchase the Notes under the Agreement, Guarantor jointly and severally makes the representations and warranties contained in the Agreement, each of which is incorporated herein by reference, and the following representations and warranties to the Trustee and to each Noteholder, each and all of which shall survive the execution and delivery of this Guaranty:

4.1. Corporate Existence; Compliance with Law. Guarantor (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; and is duly qualified to do business and is in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) has the requisite corporate power and authority and the legal right to own, pledge, mortgage and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore and proposed to be conducted; (iii) has all licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct, other than those that would not be reasonably expected to have a Material Adverse Effect; (iv) is in compliance with its charter and by-laws unless such non-compliance could not reasonably be expected to have a Material Adverse Effect; and (v) is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

4.2. Executive Offices. Guarantor's executive office and principal place of business are as set forth on Schedule 4.2.

4.3. Corporate Power; Authorization; Enforceable Guaranteed Obligations. The execution, delivery and performance of this Guaranty and all other Note Purchase Documents and all instruments and documents to which Guarantor is party to and which are required to be delivered by Guarantor hereunder and under the Agreement are within Guarantor's corporate power, have been duly authorized by all necessary or proper corporate action, including the consent of stockholders where required, are not in contravention of any provision of Guarantor's charter or by-laws, do not violate any law or regulation, or any order or decree of any Governmental Authority, do not conflict with or result in the breach of, or constitute a default under, or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Guarantor is a party or by which Guarantor or any of its property is bound, do not result in the creation or imposition of any Lien upon any of the property of Guarantor, other than those in

favor of the Trustee, or as are permitted under the Agreement unless such non-compliance could not reasonably be expected to have a Material Adverse Effect, and the same do not require the consent or approval of any Governmental Authority or any other Person. On or prior to the Closing Date, this Guaranty and each of the Note Purchase Documents to which Guarantor is a party shall have been duly executed and delivered for the benefit of or on behalf of Guarantor, and each shall then constitute a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or law).

5. FURTHER ASSURANCES.

Guarantor agrees, upon the written request of the Trustee or any Noteholder, to execute and deliver to the Trustee or such Noteholder, from time to time, any additional instruments or documents reasonably considered necessary by the Trustee or such Noteholder to cause this Guaranty to be, become or remain valid and effective in accordance with its terms.

6. PAYMENTS FREE AND CLEAR OF TAXES.

All payments required to be made by Guarantor hereunder shall be made to the Trustee and the Noteholders free and clear of, and without deduction for, any and all present and future Taxes. If Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder, (a) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6) the Trustee or Noteholders, as applicable, receive an amount equal to the sum they would have received had no such deductions been made, (b) Guarantor shall make such deductions, and (c) Guarantor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of Taxes, Guarantor shall furnish to the Trustee the original or a certified copy of a receipt evidencing payment thereof. Guarantor shall jointly and severally indemnify and, within ten (10) days of demand therefor, pay the Trustee and each Noteholder for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section 6) paid by the Trustee or such Noteholder, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. Notwithstanding the foregoing, this Section 6 shall not apply for the benefit of any holder of the Notes that is deemed to receive payments outside of the United States or Canada.

7. OTHER TERMS.

7.1. Entire Agreement. This Guaranty, together with the other Note Purchase Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to a guaranty of the Notes and Issuer's obligation to repay the Notes, and/or the Guaranteed Obligations.

7.2. Headings. The headings in this Guaranty are for convenience of reference only and are not part of the substance of this Guaranty.

7.3. Severability. Whenever possible, each provision of this Guaranty shall be interpreted in such a manner to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

7.4. Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any Person by any other Person, or whenever any Person desires to give or serve upon another any such communication with respect to this Guaranty, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be addressed to the party to be notified as follows:

(a) If to the Trustee, at the address of the Trustee specified in the Agreement.

(b) If to any Noteholder, at the address of such Noteholder specified in the Agreement.

(c) If to Guarantor, at the address of Guarantor specified on Schedule 7.4(c) hereto.

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been validly served, given or delivered (i) upon the earlier of actual receipt and three (3) Business Days after the same shall have been deposited with the United States mail, registered or certified mail, return receipt requested, with proper postage prepaid, (ii) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States mail as otherwise provided in this Section 7.4), (iii) one (1) Business Day after deposit with a reputable overnight carrier with all charges prepaid, or (iv) when delivered, if hand-delivered by messenger.

7.5. Successors and Assigns. This Guaranty and all obligations of Guarantor hereunder shall be binding upon the successors and assigns of Guarantor (including a debtor-in-possession on behalf of Guarantor) and shall, together with the rights and remedies of the Trustee, and the Noteholders, hereunder, inure to the benefit of the Trustee and the Noteholders, all future holders of any instrument evidencing any of the Obligations and their respective successors and assigns. No sales of participations, other sales, assignments, transfers or other dispositions of any agreement governing or instrument evidencing the Obligations or any portion thereof or interest therein shall in any manner affect the rights of the Trustee and the Noteholders hereunder. Guarantor may not assign, sell, hypothecate or otherwise transfer any interest in or obligation under this Guaranty.

7.6. No Waiver; Cumulative Remedies; Amendments. Neither the Trustee nor any Noteholder shall by any act, delay, omission or otherwise be deemed to have waived any of

its rights or remedies hereunder, and no waiver shall be valid unless in writing, signed by the Trustee and then only to the extent therein set forth. A waiver by the Trustee for itself and the ratable benefit of the Noteholders, of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Trustee would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of the Trustee or any Noteholder, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law. None of the terms or provisions of this Guaranty may be waived, altered, modified, supplemented or amended except by an instrument in writing, duly executed by the Trustee and Guarantor.

7.7. Termination. This Guaranty is a continuing guaranty and shall remain in full force and effect until the indefeasible payment in full of the Obligations. Upon payment and performance in full of the Guaranteed Obligations, the Trustee shall deliver to Guarantor such documents as Guarantor may reasonably request to evidence such termination.

7.8. Counterparts. This Guaranty may be executed in any number of counterparts, each of which shall collectively and separately constitute one and the same agreement.

7.9. GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE NOTE PURCHASE DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS GUARANTY AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. GUARANTOR HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN ILLINOIS, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG GUARANTOR, THE TRUSTEE OR ANY NOTEHOLDER PERTAINING TO THIS GUARANTY OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS GUARANTY, THE AGREEMENT OR ANY OF THE OTHER NOTE PURCHASE DOCUMENTS, PROVIDED, THAT THE TRUSTEE AND GUARANTOR ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF ILLINOIS, AND, PROVIDED, FURTHER, THAT NOTHING IN THIS GUARANTY SHALL BE DEEMED OR OPERATE TO PRECLUDE THE TRUSTEE OR THE NOTEHOLDERS FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE GUARANTEED OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE TRUSTEE, FOR THE BENEFIT OF THE TRUSTEE AND THE NOTEHOLDERS. GUARANTOR EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY

SUCH COURT, AND GUARANTOR HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. GUARANTOR HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO GUARANTOR AT THE ADDRESS SET FORTH ON SCHEDULE 7.4(c) HERETO AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE U.S. MAILS, PROPER POSTAGE PREPAID.

7.10. WAIVER OF JURY TRIAL.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), GUARANTOR, THE NOTEHOLDERS AND THE TRUSTEE DESIRE THAT DISPUTES ARISING HEREUNDER OR RELATING HERETO BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OR ARBITRATION, GUARANTOR, THE NOTEHOLDERS AND THE TRUSTEE WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED IN CONNECTION WITH THIS GUARANTY AND THE OTHER NOTE PURCHASE DOCUMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO.

8. SECURITY.

To secure payment of Guarantor's obligations under this Guaranty, concurrently with the execution of this Guaranty, Guarantor has entered into a security agreement pursuant to which Guarantor has pledged all of its assets and a pledge agreement pledging 100% of the Capital Stock of Guarantor's Domestic Subsidiaries and 65% of the Capital Stock of Guarantor's Foreign Subsidiaries, to the Trustee for the benefit of Noteholders.

9. NOTE PURCHASE AGREEMENT.

Guarantor agrees to perform, comply with and be bound by the covenants contained in Sections 9 and 11 of the Agreement (which provisions are incorporated herein by reference).

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Guaranty as of the date first above written.

Guarantor:

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor

By: ______________________________
Name: ____________________________
Title: _____________________________

Trustee:

COMPUTERSHARE TRUST COMPANY, INC., as Trustee

By: ______________________________
Name: ____________________________
Title: _____________________________

By: ______________________________
Name: ____________________________
Title: _____________________________

SCHEDULE 4.2

SCHEDULE 7.4(c)

EXHIBIT 7.4(c) TO HOLDINGS GUARANTY

FORM OF SUBSIDIARY GUARANTY

SUBSIDIARY GUARANTY

This SUBSIDIARY GUARANTY (this "Guaranty"), is dated as of December14, 2006 among the guarantors identified on the signature page hereto (each, a "Guarantor" and collectively, "Guarantors"), SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed under the Insurance Companies Act of Canada and LONDON LIFE INSURANCE COMPANY, a company governed under the Insurance Companies Act of Canada (each, a "Noteholder" and collectively, the "Noteholders"), and COMPUTERSHARE TRUST COMPANY, INC., a Colorado limited purpose trust company, as Trustee on behalf of the Noteholders (the "Trustee").

WITNESSETH:

WHEREAS, pursuant to that certain Note Purchase Agreement dated as of the date hereof among Student Transportation of America, Inc., a Delaware corporation (the "Issuer"), Student Transportation of America, Holdings, Inc., a Delaware corporation ("Holdings"), Student Transportation of America Ltd., an Ontario corporation (the "Parent"), the Noteholders, and Trustee, (the "Agreement"; capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement), Guarantors have agreed to guarantee the Obligations;

WHEREAS, Guarantors are the direct and indirect Subsidiaries of the Issuer and Holdings, and as such will derive direct and indirect economic benefits from issuance of the Notes pursuant to the Agreement and other financial accommodations provided to Issuer by the Noteholders pursuant to the Agreement; and

WHEREAS, in order to induce the Noteholders to enter into the Agreement and to induce the Noteholders to purchase the Notes, Guarantors have agreed to guarantee the Issuer's obligations under the Agreement and the Notes;

NOW, THEREFORE, in consideration of the agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. DEFINITIONS.

Capitalized terms used herein shall have the meanings assigned to them in the Agreement, unless otherwise defined herein.

References to this "Guaranty" shall mean this Guaranty, including all amendments, modifications and supplements and any annexes, exhibits and schedules to any of

the foregoing, and shall refer to this Guaranty as the same may be in effect at the time such reference becomes operative.

References to the "Note Purchase Documents" shall mean the Agreement, the Notes and the Security Documents, as each term is defined in the Agreement.

2. THE GUARANTY.

2.1 Guaranty of Guaranteed Obligations. Each Guarantor hereby jointly and severally unconditionally guarantees to the Trustee and the Noteholders, and their respective successors, endorsees, transferees and assigns, the prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of the Obligations (hereinafter the "Guaranteed Obligations"). Each Guarantor agrees that this Guaranty is a guaranty of payment and performance and not of collection, and that its obligations under this Guaranty shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(a) the genuineness, validity, regularity, enforceability or any future amendment of, or change in this Guaranty, the Note Purchase Documents or any other agreement, document or instrument to which any member of the Restricted Group and/or Guarantors are or may become a party;

(b) the absence of any action to enforce this Guaranty or the waiver or consent by the Trustee and/or the Noteholders pursuant to the terms of any Note Purchase Documents with respect to any of the provisions thereof;

(c) the existence, value or condition of, or failure to perfect its Lien against, any collateral for the Guaranteed Obligations or any action, or the absence of any action, by the Trustee in respect thereof (including, without limitation, the release of any such security); or

(d) the insolvency of any member of the Restricted Group; or

(e) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor,

it being agreed by each Guarantor that its obligations under this Guaranty shall not be discharged until the indefeasible payment in full of all of the Obligations. Each Guarantor shall be regarded, and shall be in the same position, as principal debtor with respect to the Guaranteed Obligations. Each Guarantor agrees that any notice or directive given at any time to the Trustee which is inconsistent with the waiver in the immediately preceding sentence shall be null and void and may be ignored by the Trustee and the Noteholders, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Guaranty for the reason that such pleading or introduction would be at variance with the written terms of this Guaranty, unless the Trustee and the Noteholders have specifically agreed otherwise in writing. It is agreed among each Guarantor, the Trustee and the Noteholders that the foregoing waivers are of the essence of the transaction contemplated by the Agreement and the other Note Purchase Documents and that, but for this Guaranty and such waivers, the Trustee and the Noteholders would decline to enter into the Agreement and the other Note Purchase Documents.

2.2 Demand by Trustee or Noteholders. In addition to the terms of the Guaranty set forth in Section 2.1 hereof, and in no manner imposing any limitation on such terms, it is expressly understood and agreed that, if, at any time, the outstanding principal amount of the Guaranteed Obligations under the Agreement and the Notes (including all accrued interest thereon) is declared to be immediately due and payable, then Guarantors shall, without demand, pay to the Trustee, the entire outstanding Guaranteed Obligations due and owing to the Noteholders. Payment by Guarantors shall be made to the Trustee in immediately available funds to an account designated by the Trustee or at the address set forth in the Agreement for the giving of notice to the Trustee or at any other address that may be specified in writing from time to time by the Trustee, and shall be credited and applied to the Guaranteed Obligations.

2.3 Enforcement of Guaranty. In no event shall the Trustee have any obligation (although it is entitled, at its option) to proceed against the Issuer, Holdings, any other Guarantor or any collateral pledged to secure Guaranteed Obligations before seeking satisfaction from any or all of the Guarantors, and the Trustee may proceed, prior or subsequent to, or simultaneously with, the enforcement of the Trustee's and/or the Noteholders' rights hereunder, to exercise any right or remedy which it may have against any collateral, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

2.4 Waiver. In addition to the waivers contained in Section 2.1 hereof, each of the Guarantors waive, and agree that they shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantors of their Guaranteed Obligations under, or the enforcement by the Trustee and/or the Noteholders of this Guaranty. Each of the Guarantors hereby waive diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in the Issuer's financial condition or any other fact which might increase the risk to Guarantors) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waive the benefit of all provisions of law which are or might be in conflict with the terms of this Guaranty. Each of the Guarantors represent, warrant and jointly and severally agree that, as of the date of this Guaranty, their obligations under this Guaranty are not subject to any offsets or defenses against the Trustee or any of the Noteholders or any Person of any kind. Each of the Guarantors further jointly and severally agree that their obligations under this Guaranty shall not be subject to any counterclaims, offsets or defenses against the Trustee or any of the Noteholders or against any Person of any kind which may arise in the future.

2.5 Benefit of Guaranty. The provisions of this Guaranty are for the benefit of the Trustee and the Noteholders and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between the Note Purchase Parties or any Guarantor (or any Foreign Subsidiary that becomes a "Guarantor" under and pursuant to the Agreement) and the Trustee or the Noteholders, the obligations of the Note Purchase Parties and the Guarantors under the Note Purchase Documents. In the event all or any part of the Guaranteed Obligations are transferred, indorsed or assigned by the Trustee or any Noteholder to

any Person or Persons, any reference to the "Trustee" or the "Noteholder" herein shall be deemed to refer equally to such Person or Persons.

2.6 Modification of Guaranteed Obligations, Etc. Each Guarantor hereby acknowledges and agrees that the Trustee and the Noteholders may at any time or from time to time, with or without the consent of, or notice to, Guarantors or any of them:

(a) change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(b) take any action under or in respect of the Note Purchase Documents in the exercise of any remedy, power or privilege contained therein or available to it at law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(c) amend or modify, in any manner whatsoever, the Note Purchase Documents;

(d) extend or waive the time for any applicable member of the Restricted Group's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Note Purchase Documents or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(e) take and hold collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any property pledged, mortgaged or conveyed, or in which the Trustee or the Noteholders have been granted a Lien, to secure any Obligations;

(f) release anyone who may be liable in any manner for the payment of any amounts owed by Guarantors or any Person to the Trustee or any Noteholder;

(g) modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of any Guarantor are subordinated to the claims of the Trustee and the Noteholders; and/or

(h) apply any sums by whomever paid or however realized to any amounts owing by any Guarantor to the Trustee or any Noteholder in such manner as the Trustee or any Noteholder shall determine in its discretion;

and the Trustee and the Noteholders shall not incur any liability to Guarantors as a result thereof, and no such action shall impair or release the Guaranteed Obligations of Guarantors or any of them under this Guaranty.

2.7 Reinstatement. This Guaranty shall remain in full force and effect and continue to be effective should any petition be filed by or against any member of the Restricted Group or any Guarantor for liquidation or reorganization, should any member of the Restricted Group or any Guarantor become insolvent or make an assignment for the benefit of creditors or should a

receiver or trustee be appointed for all or any significant part of such Restricted Group member's or such Guarantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Guaranteed Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by the Trustee or any Noteholder, whether as a "voidable preference", "fraudulent conveyance", or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Guaranteed Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

2.8 Deferral of Subrogation, Etc. Notwithstanding anything to the contrary in this Guaranty, each Guarantor hereby:

(a) expressly and irrevocably waives, on behalf of itself and its successors and assigns (including any surety) until the indefeasible payment in full of the Guaranteed Obligations, any and all rights at law or in equity to subrogation, to reimbursement, to exoneration, to contribution, to indemnification, to set off or to any other rights that could accrue to a surety against a principal, to a guarantor against a principal, to a guarantor against a maker or obligor, to an accommodation party against the party accommodated, to a holder or transferee against a maker, or to the holder of any claim against any Person, and which such Guarantor may have or hereafter acquire against any member of the Secured Group or other Guarantor in connection with or as a result of such Guarantor's execution, delivery and/or performance of this Guaranty, or any other documents to which such Guarantor is a party or otherwise; and

(b) acknowledges and agrees (i) that this waiver is intended to benefit Trustee and the Noteholders and shall not limit or otherwise affect any Guarantor's liability hereunder or the enforceability of this Guaranty, and (ii) that the Trustee, the Noteholders and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 2.8 and their rights under this Section 2.8 shall survive payment in full of the Guaranteed Obligations.

2.9 Election of Remedies. If the Trustee may, under applicable law, proceed to realize benefits under the Note Purchase Documents giving the Trustee and the Noteholders a Lien upon any collateral owned by any member of the Secured Group or any Foreign Subsidiary who may become a "Guarantor" under and pursuant to the Agreement, either by judicial foreclosure or by non-judicial sale or enforcement, the Trustee may, at the direction of the Majority Noteholders, determine which of such remedies or rights it may pursue without affecting any of such rights and remedies under this Guaranty. If, in the exercise of any of its rights and remedies, the Trustee shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against the Parent, the Issuer, Holdings or any Guarantor, whether because of any applicable laws pertaining to "election of remedies" or the like, Guarantors consent to such action by the Trustee and waive any claim based upon such action, even if such action by the Trustee shall result in a full or partial loss of any rights of subrogation which Guarantors might otherwise have had but for such action by the Trustee. Any election of remedies which results in the denial or impairment of the right of the Trustee to seek a deficiency judgment against the Parent, the Issuer, Holdings or any Guarantor shall not impair each

Guarantor's obligation to pay the full amount of the Guaranteed Obligations. In the event the Trustee shall bid at any foreclosure or trustee's sale or at any private sale permitted by law or the Note Purchase Documents, the Trustee may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by the Trustee but shall be credited against the Guaranteed Obligations.

3. DELIVERIES.

In a form satisfactory to the Trustee, each Guarantor shall deliver to the Trustee (with sufficient copies for each Noteholder), concurrently with the execution of this Guaranty the Note Purchase Documents to which it is a party and all other instruments, certificates and documents as are required or requested to be delivered by such Guarantor to the Trustee under the Agreement.

4. REPRESENTATIONS AND WARRANTIES.

To induce the Noteholders to purchase the Notes under the Agreement, Guarantors jointly and severally make the representations and warranties as to each Guarantor contained in the Agreement, each of which is incorporated herein by reference, and the following representations and warranties to the Trustee and to each Noteholder, each and all of which shall survive the execution and delivery of this Guaranty:

4.1 Corporate Existence; Compliance with Law. Each Guarantor (i) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and is duly qualified to do business and is in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) has the requisite corporate or limited liability company power and authority and the legal right to own, pledge, mortgage and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore and proposed to be conducted; (iii) has all licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct, other than those that would not be reasonably expected to have a Material Adverse Effect; (iv) is in compliance with its charter and bylaws or certificate of formation and operating agreements, other than non-compliance that would not be reasonably expected to have a Material Adverse Effect; and (v) is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

4.2 Executive Offices. Each Guarantor's executive office and principal place of business are as set forth on Schedule 4.2.

4.3 Corporate Power; Authorization; Enforceable Guaranteed Obligations. The execution, delivery and performance of this Guaranty and all other Note Purchase Documents and all instruments and documents, to which such Guarantor is party and which are to be

delivered by each Guarantor hereunder and under the Agreement are within such Guarantor's corporate or limited liability power, have been duly authorized by all necessary or proper corporate or limited liability action, including the consent of stockholders, members, unit holders or other equity holders, where required, are not in contravention of any provision of such Guarantor's charter or by-laws, certificate of formation or operating agreements, do not violate any law or regulation, or any order or decree of any Governmental Authority, do not conflict with or result in the breach of, or constitute a default under, or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any Guarantor is a party or by which any Guarantor or any of its property is bound, do not result in the creation or imposition of any Lien upon any of the property of any Guarantor, other than those in favor of the Trustee or as are permitted under the Agreement unless such non-compliance could not be reasonably expected to have a Material Adverse Effect, and the same do not require the consent or approval of any Governmental Authority or any other Person. . On or prior to the Closing Date, this Guaranty and each of the Note Purchase Documents to which any Guarantor is a party shall have been duly executed and delivered for the benefit of or on behalf of such Guarantor, and each shall then constitute a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms except as may be limited by bankruptcy, insolvency, fraudulent conveyance or similar law affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered a proceeding in equity or law).

5. FURTHER ASSURANCES.

Each Guarantor agrees, upon the written request of the Trustee or any Noteholder, to execute and deliver to the Trustee or such Noteholder, from time to time, any additional instruments or documents reasonably considered necessary by the Trustee or such Noteholder to cause this Guaranty to be, become or remain valid and effective in accordance with its terms.

6. PAYMENTS FREE AND CLEAR OF TAXES.

All payments required to be made by each Guarantor hereunder shall be made to the Trustee and Noteholders free and clear of, and without deduction for, any and all present and future Taxes. If any Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder, (a) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6) the Trustee or Noteholders, as applicable, receive an amount equal to the sum they would have received had no such deductions been made, (b) such Guarantor shall make such deductions, and (c) such Guarantor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of Taxes, each applicable Guarantor shall furnish to the Trustee the original or a certified copy of a receipt evidencing payment thereof. Each Guarantor shall jointly and severally indemnify and, within ten (10) days of demand therefor, pay the Trustee and each Noteholder for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section 6) paid by the Trustee or such Noteholder, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted.

Notwithstanding the foregoing, this Section 6 shall not apply for the benefit of any holder of the Notes that is deemed to receive payments outside of the United States or Canada.

7. OTHER TERMS.

7.1 Entire Agreement. This Guaranty, together with the other Note Purchase Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to a guaranty of the Issuer's obligation to repay the Notes and/or the Guaranteed Obligations.

7.2 Headings. The headings in this Guaranty are for convenience of reference only and are not part of the substance of this Guaranty.

7.3 Severability. Whenever possible, each provision of this Guaranty shall be interpreted in such a manner to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

7.4 Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any Person by any other Person, or whenever any Person desires to give or serve upon another any such communication with respect to this Guaranty, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be addressed to the party to be notified as follows:

(a) If to the Trustee, at the address of the Trustee specified in the Agreement.

(b) If to any Noteholder, at the address of such Noteholder specified in the Agreement.

(c) If to any Guarantor, at the address of such Guarantor specified on Schedule 7.4(c) hereto.

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been validly served, given or delivered (i) upon the earlier of actual receipt and three (3) Business Days after the same shall have been deposited with the United States mail, registered or certified mail, return receipt requested, with proper postage prepaid, (ii) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States mail as otherwise provided in this Section 7.4), (iii) one (1) Business Day after deposit with a reputable overnight carrier with all charges prepaid, or (iv) when delivered, if hand-delivered by messenger.

7.5 Successors and Assigns. This Guaranty and all obligations of Guarantors hereunder shall be binding upon the successors and assigns of each Guarantor (including a debtor-in-possession on behalf of such Guarantor) and shall, together with the rights and remedies of the Trustee and the Noteholders, hereunder, inure to the benefit of the Trustee and the Noteholders, all future holders of any instrument evidencing any of the Obligations and their respective successors and assigns. No sales of participations, other sales, assignments, transfers or other dispositions of any agreement governing or instrument evidencing the Obligations or any portion thereof or interest therein shall in any manner affect the rights of the Trustee and the Noteholders hereunder. Guarantors may not assign, sell, hypothecate or otherwise transfer any interest in or obligation under this Guaranty.

7.6 No Waiver; Cumulative Remedies; Amendments. Neither the Trustee nor any Noteholder shall by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies hereunder, and no waiver shall be valid unless in writing, signed by the Trustee and then only to the extent therein set forth. A waiver by the Trustee for itself and the ratable benefit of the Noteholders, of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Trustee would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of the Trustee or any Noteholder, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law. None of the terms or provisions of this Guaranty may be waived, altered, modified, supplemented or amended except by an instrument in writing, duly executed by the Trustee and Guarantors.

7.7 Termination. This Guaranty is a continuing guaranty and shall remain in full force and effect until the indefeasible payment in full of the Obligations. Upon payment and performance in full of the Guaranteed Obligations, the Trustee shall deliver to Guarantors such documents as Guarantors may reasonably request to evidence such termination.

7.8 Counterparts. This Guaranty may be executed in any number of counterparts, each of which shall collectively and separately constitute one and the same agreement.

7.9 GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE NOTE PURCHASE DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS GUARANTY AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. EACH GUARANTOR HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN ILLINOIS, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG GUARANTORS, THE TRUSTEE OR ANY NOTEHOLDER PERTAINING TO THIS GUARANTY OR TO ANY

MATTER ARISING OUT OF OR RELATING TO THIS GUARANTY, THE AGREEMENT OR ANY OF THE OTHER NOTE PURCHASE DOCUMENTS, PROVIDED, THAT THE TRUSTEE, THE NOTEHOLDERS AND GUARANTORS ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF ILLINOIS, AND, PROVIDED, FURTHER, THAT NOTHING IN THIS GUARANTY SHALL BE DEEMED OR OPERATE TO PRECLUDE THE TRUSTEE OR THE NOTEHOLDERS FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE GUARANTEED OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE TRUSTEE, FOR THE BENEFIT OF THE TRUSTEE AND THE NOTEHOLDERS. EACH GUARANTOR EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH GUARANTOR HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH GUARANTOR HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH GUARANTOR AT THE ADDRESS SET FORTH ON SCHEDULE 7.4(c) HERETO AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE U.S. MAILS, PROPER POSTAGE PREPAID.

7.10 WAIVER OF JURY TRIAL.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), EACH GUARANTOR AND THE TRUSTEE DESIRE THAT DISPUTES ARISING HEREUNDER OR RELATING HERETO BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OR ARBITRATION, EACH GUARANTOR, THE NOTEHOLDERS AND THE TRUSTEE WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED IN CONNECTION WITH THIS GUARANTY AND THE OTHER NOTE PURCHASE DOCUMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO.

7.11 Limitation on Guaranteed Obligations.

Notwithstanding any provision herein contained to the contrary, in any action or proceeding involving any bankruptcy, insolvency, reorganization or other law affecting the rights

of creditors generally, each Guarantor's liability hereunder shall be limited to an amount not to exceed as of any date of determination the amount which could be claimed by the Trustee and the Noteholders from such Guarantor under this Guaranty without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Guarantor's right of contribution and indemnification from each other Guarantor under Section 7.12.

7.12 Contribution with Respect to Guaranteed Obligations.

(a) To the extent that any Guarantor shall make a payment under this Guaranty of all or any of the Guaranteed Obligations (a "Guarantor Payment") which, taking into account all other Guarantor Payments then previously or concurrently made by the other Guarantors, exceeds the amount which such Guarantor would otherwise have paid if each Guarantor had paid the aggregate Guaranteed Obligations satisfied by such Guarantor Payment in the same proportion that such Guarantor's "Allocable Amount" (as defined below) (in effect immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of all of Guarantors in effect immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Obligations, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each of the other Guarantors for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b) As of any date of determination, the Allocable Amount of any Guarantor shall be equal to the maximum amount of the claim which could then be recovered from such Guarantor under this Guaranty without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

(c) This Section 7.12 is intended only to define the relative rights of Guarantors and nothing set forth in this Section 7.12 is intended to or shall impair the obligations of Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Guaranty.

(d) The rights of the members of the Restricted Group under this Section 7.12 shall be exercisable upon the full and indefeasible payment of the Guaranteed Obligations and the termination of the Agreement and the other Note Purchase Documents.

(e) The members of the Restricted Group hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of any Guarantor to which such contribution and indemnification is owing.

8. SECURITY.

To secure payment of each Guarantor's obligations under this Guaranty, concurrently with the execution of this Guaranty, each Guarantor has entered into a security agreement pursuant to which each Guarantor has pledged all of its assets to the Trustee for the benefit of Noteholders.

9. NOTE PURCHASE AGREEMENT.

Each Guarantor agrees to perform, comply with and be bound by the covenants applicable to it contained in Sections 9 and 11 of the Agreement (which provisions are incorporated herein by reference) as if each Guarantor were a signatory to the Agreement.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Guaranty as of the date first above written.

Guarantors:

SANTA BARBARA TRANSPORTATION CORPORATION

By ________________________
Name ________________________
Title ________________________

KRISE BUS SERVICE, INC.

By ________________________
Name ________________________
Title ________________________

STA OF PENNSYLVANIA, INC.

By ________________________
Name ________________________
Title ________________________

RICK BUS CO.

By ________________________
Name ________________________
Title ________________________

SOUTHWEST STUDENT TRANSPORTATION, LC

By ________________________
Name ________________________
Title ________________________

GOFFSTOWN TRUCK CENTER, INC.

By ________________________
Name ________________________
Title ________________________

STA OF CONNECTICUT, INC.

By ______________________
Name ______________________
Title ______________________

NORTH BEND BUS COMPANY, INC.

By ______________________
Name ______________________
Title ______________________

STA OF NEW JERSEY, INC.

By ______________________
Name ______________________
Title ______________________

STA TRANSPORTATION OF PITTSBURGH, INC.

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF VERMONT, INC.

By ______________________
Name ______________________
Title ______________________

DAIL TRANSPORTATION, INC.

By ______________________
Name ______________________
Title ______________________

STA OF NEW YORK, INC.

By ______________________________
Name ____________________________
Title _____________________________

LEDGEMERE TRANSPORTATION, INC.

By ______________________________
Name ____________________________
Title _____________________________

JAMES O. SACKS, INC.

By ______________________________
Name ____________________________
Title _____________________________

BYRD YEANY BUSING, INC.

By ______________________________
Name ____________________________
Title _____________________________

HUDSON BUS LINES, INC.

By ______________________________
Name ____________________________
Title _____________________________

MCCRILLIS TRANSPORTATION, INC.

By ______________________________
Name ____________________________
Title _____________________________

POSITIVE CONNECTIONS INC.

By ____________________________
Name ____________________________
Title ____________________________

POSITIVE CONNECTIONS LEASING CORP.

By ____________________________
Name ____________________________
Title ____________________________

ALTOONA TRANSPORTATION, INC.

By ____________________________
Name ____________________________
Title ____________________________

RALPH PRICHARD SCHOOLBUSES, INC.

By ____________________________
Name ____________________________
Title ____________________________

Trustee:

COMPUTERSHARE TRUST COMPANY, INC., as Trustee

By: ______________________________
Name: ______________________________
Title: ______________________________

By: ______________________________
Name: ______________________________
Title: ______________________________

SCHEDULE 4.2

SCHEDULE 7.4(c)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the three and six months ended December 31, 2006

See Note #4 for summary consolidating financial information

Student Transportation of America Ltd.

Unaudited Consolidated Financial Statements

December 31, 2006

Contents

Student Transportation of America Ltd.
Unaudited Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at December 31, 2006	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 1,029	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $93 and $116 at December 31, 2006 and June 30, 2006, respectively	18,082	12,206
Inventory	1,775	1,584
Prepaid expenses	8,297	5,989
Other current assets (Note 8)	2,870	3,464
Total current assets	32,053	30,931
Other assets	8,000	7,935
Property and equipment, net	100,958	95,546
Foreign currency exchange contracts (Note 8)	1,577	3,976
Other intangible assets, net (Note 3)	49,851	51,658
Goodwill (Note 3)	71,490	64,133
Total assets	$ 263,929	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 891	$ 1,577
Accrued expenses and other current liabilities	13,486	12,426
Current portion of long-term debt	2,543	2,450
Total current liabilities	16,920	16,453
Long-term debt (Note 4)	137,751	106,931
Future income tax liability	27,014	32,540
Total liabilities	181,685	155,924
Commitments and contingencies	-	-
Minority interest (Note 6)	2,151	7,419
Shareholders' equity		
Common shares (Note 5)	111,911	112,061
Accumulated deficit	(29,922)	(16,326)
Cumulative currency translation adjustments	(1,896)	(4,899)
Total shareholders' equity	80,093	90,836
Total liabilities and shareholders' equity	$ 263,929	$ 254,179

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Revenues	$ 46,938	$ 35,358	$ 73,054	$ 55,202
Costs and expenses:				
Cost of operations	32,994	24,335	55,655	40,820
General and administrative	4,081	2,898	8,132	5,689
Non-cash stock compensation	-	-	1,862	-
Depreciation expense	5,486	4,323	7,428	5,679
Amortization expense	1,663	1,529	3,325	3,021
Total operating expenses	44,224	33,085	76,402	55,209
Income (loss) from operations	2,714	2,273	(3,348)	(7)
Interest expense	4,496	3,515	8,135	6,456
Unrealized loss (gain) on derivative contracts	2,552	408	2,796	(2,456)
Other (income) expense, net	(305)	98	(267)	45
Loss before income taxes and minority interest	(4,029)	(1,748)	(14,012)	(4,052)
Recovery of income taxes	(1,607)	(596)	(5,526)	(1,472)
Minority interest	(8)	25	74	23
Net loss	(2,414)	(1,177)	(8,560)	(2,603)
Accumulated deficit- beginning of period	(24,915)	(8,371)	(16,326)	(5,550)
Dividends declared	(2,547)	(1,747)	(4,990)	(3,142)
Repurchase of common shares	(46)	-	(46)	-
Accumulated deficit - end of period	$ (29,922)	$ (11,295)	$ (29,922)	$ (11,295)
Weighted average number of shares outstanding	20,760,071	15,072,332	20,762,312	13,918,443
Basic and diluted net loss per common share	**$ (0.12)**	**$ (0.08)**	**$ (0.41)**	**$ (0.19)**

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Operating activities				
Net loss	$ (2,414)	$ (1,177)	$ (8,560)	$ (2,603)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Minority interest	(8)	25	74	23
Future income taxes	(1,607)	(596)	(5,526)	(1,472)
Unrealized loss (gain) on derivative contracts	2,552	408	2,796	(2,456)
Amortization of deferred financing costs	761	506	1,172	833
Non- cash stock compensation expense	-	-	1,862	-
(Gain) loss on disposal of fixed assets	(175)	98	(137)	45
Depreciation expense	5,486	4,323	7,428	5,679
Amortization expense	1,663	1,529	3,325	3,021
Changes in current assets and liabilities:				
Accounts receivable	771	(1,803)	(5,887)	(5,353)
Prepaid expenses, inventory and other current assets	(1,970)	192	(1,828)	(793)
Accounts payable	(912)	263	(668)	418
Accrued expenses and other current liabilities	(1,194)	(230)	(100)	2,154
Changes in other assets and liabilities	291	125	366	421
Net cash provided by (used in) operating activities	3,244	3,663	(5,683)	(83)
Investing activities				
Business acquisitions, net of cash acquired of $270 and $179 at December 31, 2006 and December 31, 2005, respectively	(1,824)	(1,907)	(10,323)	(17,962)
Purchases of property and equipment	(1,337)	(668)	(10,199)	(10,723)
Proceeds on sale of equipment	141	46	904	201
Net cash used in investing activities	(3,020)	(2,529)	(19,618)	(28,484)
Financing activities				
Private Placement offering of common shares, net of expenses	-	20,022	-	20,022
Private Placement offering of 14.0% Subordinated Notes	-	10,022	-	10,022
Repurchase of common shares, net of expenses	(196)	-	(196)	-
Redemption of 14% Subordinated Notes	(101)	-	(101)	-
Senior Secured Note issuance	35,000	-	35,000	-
Repurchase of Class B Series One common shares	(8,551)	-	(8,551)	-
Deferred financing costs	(1,590)	(734)	(1,590)	(932)
Common stock dividends	(2,828)	(1,820)	(5,502)	(3,406)
Borrowings on credit facility	42,477	9,998	68,441	50,309
Payments on credit facility	(65,087)	(38,814)	(68,326)	(47,550)
Repayments on seller debt and equipment financing	(387)	(258)	(444)	(258)
Net cash (used in) provided by financing activities	(1,263)	(1,584)	18,731	28,207
Effect of exchange rate changes on cash	(89)	-	(89)	-
Net (decrease) increase in cash and cash equivalents	(1,128)	(450)	(6,659)	(360)
Cash and cash equivalents at beginning of period	2,157	1,747	7,688	1,657
Cash and cash equivalents at end of period	$ 1,029	$ 1,297	$ 1,029	$ 1,297

See accompanying notes.

Student Transportation of America Ltd.
Notes to Unaudited Consolidated Financial Statements
For the six months ended December 31, 2006
(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of $8,854, (Cdn $10,857). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B series one common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of STA Holdings, respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

(000's of U.S. Dollars, unless specified)

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at December 31, 2006, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. During the period from

(000's of U.S. Dollars, unless specified)

1. General (continued)

December 15, 2006 through December 31, 2006, the Company purchased for cancellation 30,500 IPSs out of available cash (see Note 5).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 4). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 6). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 6).

The Company currently holds a 98.36% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2006 audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2006.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. The first six months of the fiscal year includes July and

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.8 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Property and equipment	$ 3,704
Intangible assets	1,683
Subtotal	5,387
Goodwill	5,444
Total	$ 10,831

The purchase price consisted of $10.6 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during the six months ended December 31, 2005 as follows:

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $18.9 million. The allocation of the purchase price is presented in the following table.

Current assets, less current liabilities	$	288
Property and equipment		8,753
Intangible assets		3,421
Future income taxes		(2,590)
Subtotal		9,872
Goodwill		9,066
Total	$	18,938

The purchase price consisted of $18.0 million in cash and $0.9 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.3 million that will be amortized over 21 years, covenants not to compete of $0.5 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $0.6 million with an indefinite life.

4. Debt

Second Amended and Restated Credit Agreement and Senior Secured Notes

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 6) and for general corporate purposes.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at December 31, 2006), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.35 % at December 31, 2006), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

4. Debt (continued)

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense during the three months ended December 31, 2006. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualifies as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million at December 31, 2006 has been capitalized and an unrealized gain has been recorded.

Subordinated Notes and Separate Subordinated Notes

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock, in March 2006 and Simcoe in July 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the period ended December 31, 2006 is as follows (000's):

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Total Consolidated Amounts
Revenue	$ -	$68,329	$4,725	$73,054
Loss from operations	-	(3,606)	258	(3,348)

(000's of U.S. Dollars, unless specified)

Net loss	-	(8,575)	15	(8,560)
Current assets	-	31,150	903	32,053
Non-current assets	-	209,255	22,621	231,876
Current liabilities	-	15,343	1,577	16,920
Non-current liabilities (a)	77,024	76,855	10,886	164,765
Due to/from affiliated companies	(26,567)	15,870	10,697	-

(a) excludes minority interest and due to/from affiliated companies

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 30,500 IPS Units during the second quarter of fiscal year 2007 ended December 31, 2006. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. As such, $0.1 million of Subordinated Notes (originally included as part of the IPS Units) have been redeemed as of December 31, 2006.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs as described above. Each IPS consists of one common share of STA and Cdn $3,847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

(000's of U.S. Dollars, unless specified)

5. Common Shares (continued)

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 30,500 IPS Units during the second quarter of fiscal year 2007 ended December 31, 2006. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.2 million.

As at December 31, 2006, 20,734,054 common shares are issued and outstanding, of which 20,730,054 are represented by IPS's and 4,000 are common shares related to IPSs that have been split by shareholders. At December 31, 2005, 15,864,554 common shares were issued and outstanding, of which 15,863,554 were represented by IPS's and 1,000 were common shares related to IPS's that have been split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the six months ended December 31, 2006 and 2005 were calculated based on weighted average common shares outstanding of 20,762,312 and 13,918,443, respectively.

6. Minority Interest

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issues pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B –

(000's of U.S. Dollars, unless specified)

6. Minority Interest (continued)

Series One common shares, the Company recorded an increase in goodwill of $2.4 million as at December 31, 2006.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at December 31, 2006 consists of the 345,697 Class B – Series Two common shares of STA Holdings granted pursuant to the EIP. The outstanding Class B common shares represented a 1.6 % and 4.5% interest in STA Holdings as at December 31, 2006 and June 30, 2006, respectively.

7. Stock Based Compensation

During the first quarter of the fiscal year, STA Holdings granted 290,073 Class B – Series Two common shares pursuant to the EIP that were fully vested on the grant date. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the six months ended December 31, 2006 based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of restricted shares, 50,760 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants. As such, 239,313 restricted shares relating to these grants remain outstanding as at December 31, 2006.

8. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016.

Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 60 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

8. Foreign Currency Exchange Contracts (continued)

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
Jan 2007- Dec 2007	12	11.9	14.7	1.2275
Jan 2008- Dec 2008	12	11.9	14.7	1.2275
Jan 2009- Dec 2009	12	11.9	14.7	1.2275
Jan 2010- Dec 2010	12	12.5	14.7	1.1796
Jan 2011- Dec 2011	12	13.4	14.7	1.0943
		61.6	73.5	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00 through July 2008. STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $2.2 million and $5.3 million at December 31, 2006 and June 30, 2006, respectively, of which $0.6 million and $1.3 million is recorded in other current assets on the consolidated balance sheet at December 31, 2006 and June 30, 2006, respectively. The Forward Contracts have a notional amount of approximately $73.5 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

9. Fuel Hedge

During September 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market diesel fuel prices ("Fuel Hedge"). The Fuel Hedge fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for the ten month period ending June 30, 2007. The Fuel Hedge is designated as a cash flow hedge of the underlying exposure of increases in the market price of diesel fuel for a portion of the Company's forecasted purchases during this time period. Because of the high correlation between the heating oil hedge instrument and the underlying exposure of diesel fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying diesel fuel purchases.

(000's of U.S. Dollars, unless specified)

9. Fuel Hedge (continued)

The Company assesses hedge effectiveness on a cumulative-dollar-offset-basis by comparing the overall changes in the expected cash flows on the heating oil swap contract with the changes in the expected cash flows on the forecasted diesel fuel purchases. As at December 31, 2006, the fuel hedge is highly effective and changes in fair value of the hedge are deferred and will be recognized in income as the hedged transactions occur. The fair value of the Fuel Hedge that is deferred and unrecognized at December 31, 2006 amounts to a loss of approximately $0.8 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

10. Supplemental Cash Flow Information

The Company paid $3.7 million and $6.8 million in interest for the three and six months ended December 31, 2006. The Company paid $2.8 million and $5.3 million in interest for the three and six months ended December 31, 2005. The Company paid $0.1 million in taxes for both the six months ended December 31, 2006 and 2005.

11. Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.1 million to Coast Cities during the six months ended December 31, 2006.

12. Subsequent Events

Pursuant to the December 15, 2006 normal course issuer bid for a portion of its IPSs, subsequent to December 31, 2006 and through February 9, 2007, the Company purchased for cancellation 25,500 IPSs out of available cash (see Note 1).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportàtion of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended December 31, 2006. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective February 12, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs"). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One" common shares) at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common

shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchase for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowers the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at December 31, 2006.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 restricted share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the second quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the 2007 fiscal year second quarter ended December 31, 2006. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at December 31, 2006.

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its new credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. During the period from December 15, 2006 through December 31, 2006, the Company purchased for cancellation 30,500 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at December 31, 2006, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices files with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

The Company currently holds a 98.36% interest in STA Holdings as at December 31, 2006 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended December 31,		Six Months Ended December 31,	
	2006	2005	2006	2005
Revenues	$ 46,938	$ 35,358	$ 73,054	$ 55,202
Costs and expenses				
Cost of operations	32,994	24,335	55,655	40,820
General and administrative	4,081	2,898	8,132	5,689
Non-cash stock compensation	-	-	1,862	-
Depreciation expense	5,486	4,323	7,428	5,679
Amortization expense	1,663	1,529	3,325	3,021
Total operating expenses	44,224	33,085	76,402	55,209
Income (loss) from operations	2,714	2,273	(3,348)	(7)
Interest expense	4,496	3,515	8,135	6,456
Unrealized loss (gain) on derivative contracts	2,552	408	2,796	(2,456)
Other (income) expense, net	(305)	98	(267)	45
Loss before income taxes and minority interest	(4,029)	$ (1,748)	(14,012)	$ (4,052)
Recovery of income taxes	(1,607)	(596)	(5,526)	(1,472)
Minority interest	(8)	25	74	23
Net loss	$ (2,414)	$ (1,177)	$ (8,560)	$ (2,603)
Net loss per share	$ (0.12)	$ (0.08)	$ (0.41)	$ (0.19)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Growth

The Company closed one acquisition in late September 2005, two acquisitions in early November 2005, and five acquisitions (two during fiscal 2007) in the period from January 1, 2006 through December 31, 2006, including the acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

One of the acquisitions, PCI, added 400 vehicles and established a new platform for

operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota. The PCI purchase and sale agreement included contingent purchase price payment provisions related to (i) two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006 and (ii) the renewal of a contract existing prior to the close of the PCI acquisition by the former owner for services for the school year commencing in September 2006. This existing contract was not subsequently renewed by the former owner, and thus $4.6 million in initial contingent purchase price has been eliminated. During the first few operating months of the current school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a reoccurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract adds approximately 180 vehicles to the Company's existing business in California. During the first few operating months of the current school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has been continually recruiting and training potential drivers during this period. Currently, the driver shortage has been corrected. In addition, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but still is party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district are currently seeking a parking and maintenance facility for the Riverside buses. In the meantime, the Company has outsourced the maintenance of the Riverside buses resulting in higher than anticipated maintenance costs.

The remaining acquisitions and bid / conversion contracts for the school year that commenced in September 2006, and the base business excluding PCI, Riverside and the remaining growth contracts, are in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside in the first few operating months of the current school year, management believes that both operations will still represent sound operations that will be accretive to the Company on an annualized basis.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Revenues: Revenues for the second quarter of fiscal year 2007 were $46.9 million compared to $35.4 million for the second quarter of fiscal year 2006, representing an increase of $11.5 million, or 32.7%. The Company closed two acquisitions in early November 2005, five acquisitions (two during fiscal 2007) in the period from January 1, 2006 through December 31, 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year second quarter includes a partial quarter of operations (two months) for the two November 2005 acquisitions and no operations for the other five acquisitions and four bid/conversion contracts. In addition, the Company did not renew four contracts for the 2007

fiscal year and closed the Texas regional office in connection with two of these non-renewals.

These acquisitions and new bid-in contracts accounted for $11.6 million in new business growth, which was partially offset by a $1.7 million revenue reduction resulting from the four contracts not included in the results for the second quarter of fiscal year 2007. The remaining $1.6 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the second quarter of fiscal year 2007 was $33.0 million compared to $24.3 million for the second quarter of fiscal year 2006, an increase of $8.7 million or 35.6%. The acquisitions and new bid/conversion contracts accounted for $8.4 million of the total increase in cost of operations, which was partially offset by $1.2 million reduction resulting from the four contracts not included in the results for the second quarter of fiscal year 2007. The remaining $1.5 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, and operating costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.5 million due primarily to higher drivers wages, but decreased as a percentage of revenue to 40.8% in the second quarter of fiscal year 2007 from 41.3% in the second quarter of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.3 million, due primarily to higher employee medical insurance and the timing effect of higher workers compensation insurance accruals in the current interim period, and increased as a percentage of revenue to 9.6% for the second quarter of fiscal year 2007 from 9.0% for the second quarter of fiscal year 2006. Cost of fuel for the second quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.3 million higher than the second quarter of fiscal year 2006, and as a percentage of revenue increased to 8.3% for the second quarter of fiscal year 2007 from 7.8% for the second quarter of fiscal year 2006. This increase primarily relates to market prices of fuel. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2007 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.4 million to the counterparty under the fuel swap transaction during the second quarter of fiscal year 2007 relating to the recent decline in the market price of fuel. This payment has been reflected as fuel expense for the second quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the second quarter of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the second quarter of fiscal year 2007 was $4.1 million compared to $2.9 million for the second quarter of fiscal year 2006, an increase of $1.2 million or 40.8%. As a percentage of revenues, total general and administrative expense increased to 8.7% for the second quarter of fiscal year 2007 from 8.2% for the second quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.4 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the four contracts not included in the results for the second quarter of fiscal year 2007. The remaining $0.9 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages and professional fees.

Depreciation Expense: Depreciation expense for the second quarter of fiscal year 2007 was $5.5 million compared to $4.3 million for the second quarter of fiscal year 2006, an increase of $1.2 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 11.7% for the second quarter of fiscal year 2007 from 12.2% for the second quarter of fiscal year 2006.

Amortization Expense: Amortization expense for the second quarter of fiscal year 2007 was $1.7 million compared to $1.5 million for the second quarter of fiscal year 2006, an increase of $0.2 million. As a percentage of revenues, amortization expense declined to 3.5% for the second quarter of fiscal year 2007 from 4.3% for the second quarter of fiscal year 2006.

Income from Operations: Income from operations was $2.7 million for the second quarter of fiscal year 2007 compared to $2.3 million for the second quarter of fiscal year 2006, an increase of $0.4 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the second quarter of fiscal year 2007 was $4.5 million compared to $3.5 million for the second quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $27.2 million in the average level of outstanding debt, combined with an increase of $0.3 million in amortization of deferred financing costs.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $2.6 million for the second quarter of fiscal year 2007 and $0.4 million for the second quarter of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the second quarter of fiscal year 2007 was $0.3 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the second quarter of fiscal year 2006 was $0.1 million primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $4.0 million for the second quarter of fiscal year 2007 compared to $1.7 million for the second quarter of fiscal year 2006, an increase of $2.3 million. This decline resulted primarily from the $2.1 million non-cash increase in unrealized loss on derivative contracts, the $1.0 million increase in interest expense, partially offset by the $0.4 million increase in other income and the $0.4 million increase in income from operations discussed above.

Minority Interest: Minority interest for the second quarter of fiscal year 2007 and second quarter of fiscal year 2006 amounted to $(8,000) and $25,000, respectively.

Net Loss: Net loss for the second quarter of fiscal year 2007 amounted to $2.4 million, which includes a recovery of income taxes of $1.6 million. Net loss for the second quarter of fiscal year 2006 amounted to $1.2 million, and includes a recovery of income taxes of $0.6 million. Net loss per IPS unit was $0.12 cents and $0.08 cents for the second quarter of fiscal year 2007 and the second quarter of fiscal year 2006, respectively.

Six Months Ended December 31, 2006 Compared to Six Months Ended December 31, 2005

Revenues: Revenues for the first six months of fiscal year 2007 were \$73.1 million compared to \$55.2 million for the first six months of fiscal year 2006, representing an increase of \$17.9 million, or 32.3%. The Company closed one acquisition in late September 2005, two acquisitions in early November 2005, five acquisitions (two during fiscal 2007) in the period from January 1, 2006 through December 31, 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the first six months of the prior fiscal year includes only a partial period of operations for the September 2005 acquisition and two November 2005 acquisitions and no operations for the other five acquisitions and four bid/conversion contracts. In addition, the Company did not renew four contracts for the 2007 fiscal year and closed the Texas regional office in connection with two of these non-renewals.

These acquisitions and new bid-in contracts accounted for \$18.8 million in new business growth, which was partially offset by a \$2.7 million revenue reduction resulting from the four contracts not included in the results for the first six months of fiscal year 2007. The remaining \$1.8 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the first six months of fiscal year 2007 was \$55.7 million compared to \$40.8 million for the first six months of fiscal year 2006, an increase of \$14.9 million or 36.3%. The acquisitions and new bid/conversion contracts accounted for \$14.3 million of the total increase in cost of operations, which was partially offset by \$2.2 million reduction resulting from the four contracts not included in the results for the first six months of fiscal year 2007. The remaining \$2.8 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, insurance and operating costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased \$0.7 million due primarily to higher drivers wages and operations wages, but decreased as a percentage of revenue to 43.4% in the first six months of fiscal year 2007 from 43.6% in the first six months of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased \$0.5 million, due primarily to higher employee medical insurance and the timing effect of higher workers compensation insurance accruals in the current interim period, and increased as a percentage of revenue to 10.6% for the first six months of fiscal year 2007 from 9.9% for the first six months of fiscal year 2006. Cost of fuel for the first six months of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was \$0.5 million higher than the first six months of fiscal year 2006, and as a percentage of revenue increased to 8.4% for the first six months of fiscal year 2007 from 7.7% for the first six months of fiscal year 2006. This increase primarily relates to market prices of fuel, as fuel prices continued to climb throughout the 2006 fiscal year into the first few months of fiscal year 2007. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately \$0.5 million to the counterparty under the fuel swap transaction during the first six months of fiscal year 2007 relating to the recent decline in the market price of fuel since mid September. This payment has been reflected as fuel expense for the first six months of fiscal year 2007. Insurance costs, net of new business and contracts not renewed for fiscal 2007, increased \$0.4 million primarily due to the timing effect of higher insurance accruals in the

current interim period. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.5 million due to the operating lease payments made during the first six months of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the first six months of fiscal year 2007 was $8.1 million compared to $5.7 million for the first six months of fiscal year 2006, an increase of $2.4 million or 42.9%. As a percentage of revenues, total general and administrative expense increased to 11.1% for the first six months of fiscal year 2007 from 10.3% for the first six months of fiscal year 2006. The acquisitions and new bid in contracts accounted for $1.0 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.2 million reduction resulting from the four contracts not included in the results for the first six months of fiscal year 2007. The remaining $1.6 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages, professional fees, travel expenses and facilities costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the first six months of fiscal year 2007 was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 restricted shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP.

Depreciation Expense: Depreciation expense for the first six months of fiscal year 2007 was $7.4 million compared to $5.7 million for the first six months of fiscal year 2006, an increase of $1.7 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 10.2% for the first six months of fiscal year 2007 from 10.3% for the first six months of fiscal year 2006.

Amortization Expense: Amortization expense for the first six months of fiscal year 2007 was $3.3 million compared to $3.0 million for the first six months of fiscal year 2006, an increase of $0.3 million. As a percentage of revenues, amortization expense declined to 4.6% for the first six months of fiscal year 2007 from 5.5% for the first six months of fiscal year 2006.

Loss from Operations: Loss from operations was $3.3 million for the first six months of fiscal year 2007 compared to a loss from operations was $7 thousand for the first six months of fiscal year 2006, an increase of $3.3 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the first six months of fiscal year 2007 was $8.1 million compared to $6.5 million for the first six months of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $24.9 million in the average level of outstanding debt, combined with an increase of $0.3 million in amortization of deferred financing costs.

Unrealized Loss on Derivative Contracts: Unrealized loss on derivative contracts results primarily from the unrealized loss on foreign currency exchange contracts of $2.8 million for the first six months of fiscal year 2007 and unrealized gain on foreign currency exchange contracts of $2.5 million for the first six months of fiscal year 2006, which reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the first six months of fiscal year 2007

was $0.3 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the first six months of fiscal year 2006 totaled $45 thousand, primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $14.0 million for the first six months of fiscal year 2007 compared to a loss of $4.1 million for the first six months of fiscal year 2006, an increase of $9.9 million. This increased loss resulted primarily from the $5.3 million non cash increase in unrealized loss on derivative contracts, the $1.6 million increase in interest expense, and the $3.3 million increase in loss from operations items discussed above (which includes the $2.1 million increase in depreciation and amortization expense and the $1.9 million increase in non cash stock compensation).

Minority Interest: Minority interest for the first six months of fiscal year 2007 and first six months of fiscal year 2006 amounted to $74,000 and $23,000, respectively.

Net Loss: Net loss for the first six months of fiscal year 2007 amounted to $8.6 million, which includes a recovery of income taxes of $5.5 million. Net loss for the first six months of fiscal year 2006 amounted to $2.6 million, and includes a recovery of income taxes of $1.5 million. Net loss per IPS unit was $0.41 cents and $0.19 cents for the first six months of fiscal year 2007 and the first six months of fiscal year 2006, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, IPS distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its IPS distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced

borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first six months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also has a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at December 31, 2006), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.35% at December 31, 2006), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

During the first six months of fiscal year 2007, the Company used $5.7 million in net cash for operations, of which $8.5 million was used for net working capital. The Company's investing activities for the first six months of fiscal year 2007 resulted in a use of cash of $19.6 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during the first six months of fiscal year 2007, (ii) capital expenditures associated with the new bid-in contracts and additional new revenue contracts awarded to existing terminal locations of $9.3 million and (iii) $0.9 million in proceeds on sale of equipment. The Company's financing activities for the first six months of fiscal year 2007 represented a source of cash of $18.7 million. Included in these financing activities were (i) $35.0 million in gross proceeds from the Senior Note issuance, (ii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iii) $68.4 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $68.3 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal and accrued interest of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (iv) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (v) $5.5 million in dividend payments made during the first six months of fiscal year 2007; (vi) $0.3 million in repurchases of IPSs pursuant to the normal course issuer bid and (vii) and $0.4 million in repayments on seller and other debt.

At December 31, 2006, debt outstanding under the Second Amended and Restated Credit Agreement and Note Purchase Agreement were $24.0 million and $35.0 million, respectively. The Company had approximately $48.0 million in borrowing available under the loan facilities of the Second Amended and Restated Credit Agreement. In addition, at December 31, 2006, outstanding debt included approximately $4.3 million in promissory notes due to former owners and equipment financing, and $77.0 million in Subordinated Notes and Separate Subordinated Notes. The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease, and the Company has recorded $0.5 million in operating lease expense for the first six months of fiscal year 2007. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease.

We operate a fleet of approximately 4,350 vehicles as at December 31, 2006, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity

swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ending on June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $0.5 million to the counterparty under the fuel swap transaction during the first six months of fiscal year 2007 relating to the recent decline in the market price of fuel. The fair value of the fuel hedge that is deferred and unrecognized at December 31, 2006 amounts to a loss of approximately $0.8 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The first contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming

economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of IPSs.

Cash Available for Distribution

Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Cash available for distribution may not be comparable to similar measures used by other companies or income trusts. Our cash available for distribution consists of (i) cash flow from operations adjusted for (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, and (c) cash interest expense, less (ii) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (iii) cash interest expense other than cash interest on the IPS Subordinated Notes, and (iv) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash Available for Distribution – reconciliation of cash flow from operations to cash available for distribution.

(in 000's, except per unit amounts)		Three Months Ended 12/31/06	Three Months Ended 12/31/05	Six Months Ended 12/31/06	Six Months Ended 12/31/05
Cash flows provided by operating activities		$ 3,244	$ 3,663	$ (5,683)	$ (83)
Adjustments:					
Changes in non-cash working capital items		3,305	1,578	8,483	3,574
Changes in other assets and liabilities		(291)	(125)	(366)	(421)
Non-operating cash flows		(130)	-	(130)	-
Cash interest expense		3,735	3,009	6,963	5,623
EBITDA		9,863	8,125	9,267	8,693
Less:					
Minority interest in cash flow of subsidiaries		(205)	(191)	(448)	(382)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,281)	(1,258)	(2,149)	(2,472)
Non-operating cash flows		130	-	130	-
Cash taxes paid		-	(147)	(89)	(147)
Maintenance capital expenditures, net		(253)	(322)	(900)	(4,827)
Cash Available for IPS Distributions	US$	$ 8,254	$ 6,207	$ 5,811	$ 865
Cash Available for IPS Distributions	**$Cdn**	**$ 9,854**	**$ 7,508**	**$ 6,906**	**$ 1,054**
Cash Available per IPS Unit	$Cdn	$ 0.47	$ 0.50	$ 0.33	$ 0.08
Total IPS Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,796	$ 2,134	$ 5,592	$ 3,853
Dividends on common shares	$Cdn	$ 2,889	$ 2,130	5,777	3,842
Total IPS Distributions	**$Cdn**	**$ 5,685**	**$ 4,264**	**$ 11,369**	**$ 7,695**
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 0.28	$ 0.55	$ 0.55

Cash available for distributions for the three and six months ended December 31, 2006 is translated into Canadian dollars at weighted average rates of Cdn $1.1938 and $1.2186 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through July 2008. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the second quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. Payments related to these operating leases totaled $0.5 million for the first six months the 2007 fiscal year. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008

school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional 2007-2008 fiscal year vehicles will approximate $0.2 million per year for the term of the lease. The Company has not recorded any operating lease expense in the first six months of fiscal year 2007 for these 2007-2008 school year vehicles. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the second quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs are made in Canadian dollars. Cash available for distribution to IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions on outstanding IPS units for the first six months of the 2007 fiscal year, aggregated $9.6 million (Cdn $11.4 million). These distributions include dividends on the STA common stock component of the IPS units and interest payments on the Subordinated Notes component of the IPS units for both IPSs and IPSs that have been split by shareholders. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.4 million for the first six months of the 2007 fiscal year.

Outstanding Share Data

As at December 31, 2006, the Company had 20,734,054 common shares issued and outstanding, of which 20,730,054 are represented by IPSs and 4,000 represent common shares related to IPSs that have been split by shareholders. At February 9, 2007, the Company had 20,708,554 common shares issued and outstanding. Each IPS represents one common share of STA Ltd., and Cdn $3.847 principal amount of 14% Subordinated Notes.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks.

We are also exposed to changes in the market price of fuel in the ordinary course of business. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007	2nd Qtr 2007
Revenues	$ 31,448	$ 30,207	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116	$ 46,938
Net loss	$ (439)	$ (2,090)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)	$ (2,414)
Net loss per share	$ (0.03)	$ (0.16)	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)	$ (0.12)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first six months of the 2007 fiscal year.

Subsequent Events

Pursuant to the December 15, 2006 normal course issuer bid for a portion of its IPSs, subsequent to December 31, 2006 and through February 9, 2007, the Company purchased for cancellation 25,500 IPSs out of available cash.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The critical accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited financial statements for the year ended June 30, 2006. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. There

have been no material changes to the critical accounting policies and estimated during the second quarter ended December 31, 2006.

Risk Factors

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses, regardless of any attempt to mitigate exposures to these operating expenses, or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

The Issuer and the Company are subject to a number of risks in addition to the foregoing. For a description of these risk factors reference should be made to the Company's Annual Information Form dated September 26, 2006, a copy of which can be obtained at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 12, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 12, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

STUDENT TRANSPORTATION REPORTS SECOND QUARTER RESULTS

Highlights:

- Revenue for the quarter up 33% over the same period last year
- EBITDA* for the quarter up 21% over the same period last year, margin of 21%
- Completed new US $160 million debt refinancing which lowers cost of capital and provides up to US $100 million for future revenue and cash flow growth
- Student Transportation of Canada subsidiary closed fifth acquisition in Ontario, located in Peterborough

Toronto, ON, February 12, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB.UN) today reported the financial results for its second quarter of fiscal year 2007, ended December 31, 2006. All financial results are reported in U.S. dollars, except as otherwise noted.

"We are pleased with our results for the second quarter of fiscal year 2007. We continue to have another good year that should provide us with revenue and cash flow growth consistent with prior years and our lowest pay out ratio since our IPO," said Denis J. Gallagher, Chairman and Chief Executive Officer.

"The recent restructuring of our senior credit facilities, recognizes our stable, predictable cash flows and provides us with increased capacity for our continued growth initiatives as we plan for the new fiscal year. These new facilities provide us with lower interest rates and increased leverage capacity to create shareholder value as we increase revenues and cash flows from new business," continued Mr. Gallagher.

During the quarter, the Company said it had expanded its Student Transportation of Canada subsidiary with a fifth acquisition, a "tuck-in", into its existing operations in Peterborough, Ontario. "Canada continues to be a great market for us. We are reviewing a number of new opportunities in Ontario as well as other selected provinces where we see growth potential. In the U.S. where we also had good growth, we experienced some driver shortages in two start-up locations for the first half of the year which affected expected results. The shortages have now been corrected and these locations have excellent long term contracts with good customers and are certainly business we want to own," commented Mr. Gallagher.

For the second quarter, revenue totalled $46.9 million, up from $35.3 million for the same period last year and EBITDA* rose to $9.9 million from $8.1 million in the same period in fiscal 2006.

Student Transportation's reported net loss for the three month period ended December 31, 2006 amounted to $2.4 million or $0.12 per unit which includes $2.8 million of interest paid to Unitholders on the subordinated notes portion of the IPS units. For the quarter, the Company generated cash available for distributions* of Cdn $9.8 million and paid out distributions of Cdn $5.6 million. As stated previously, due to the seasonality of the business and schools not being in operation during the majority of the first quarter, the Company views distributable cash on an annualized basis.

STA's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor web site www.sta-ips.com.

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss STA's performance for the second quarter of fiscal year 2007 at 10 a.m. (ET) on February 13, 2007. The call may be accessed at by dialing **1-866-838-4337** or **416-849-9305.** The webcast will be subsequently archived at www.sta-ips.com. A taped rebroadcast will be available until 12 a.m. February 20, 2007 and can be accessed by dialing **416-915-1035** or **1-866-245-6755** and quoting passcode **887636#**.

Profile

STA is neither a Trust nor a Partnership and each Income Participating Security ("IPS") Unitholder holds two separate securities consisting of one Canadian qualified common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs are listed on the TSX under the symbol STB.UN while the common shares and subordinated notes are listed separately under the symbols STB and STB.DB respectively.

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Reconciliation of Net Income and EBITDA
(in 000's of US$, except per unit amounts)

	Three Months Ended 12/31/2006	Three Months Ended 12/31/2005	Six Months Ended 12/31/2006	Six Months Ended 12/31/2005
Net income (loss)	($2,414)	($1,177)	($8,560)	($2,603)
Add back:				
Recovery of taxes	(1,607)	(596)	(5,526)	(1,472)
Minority interest	(8)	25	74	23
Other (income) expense, net	(305)	98	(267)	45
Unrealized loss (gain) on derivative contracts	2,552	408	2,796	(2,456)
Non-cash stock compensation	-	-	1,862	-
Interest expense	4,496	3,515	8,135	6,456
Amortization expense	1,663	1,529	3,325	3,021
Depreciation expense	5,486	4,323	7,428	5,679
EBITDA	$9,863	$8,125	$9,267	$8,693

Reconciliation of Cash Flow from Operations and Cash Available for Distributions
(in 000's of US$, except per unit amounts)

		Three Months Ended 12/31/2006	Three Months Ended 12/3120/05	Six Months Ended 12/31/2006	Six Months Ended 12/31/2005
Cash flows provided by operating activities		$ 3,244	$ 3,663	$ (5,683)	$ (83)
Adjustments:					
Changes in non-cash working capital items		3,305	1,578	8,483	3,574
Changes in other assets and liabilities		(291)	(125)	(366)	(421)
Non-operating cash flows		(130)	-	(130)	-
Cash interest expense		3,735	3,009	6,963	5,623
EBITDA		9,863	8,125	9,267	8,693
Less:					
Minority interest in cash flow of subsidiaries		(205)	(191)	(448)	(382)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,281)	(1,258)	(2,149)	(2,472)
Non-operating cash flows		130	-	130	-
Cash taxes paid		-	(147)	(89)	(147)
Maintenance capital expenditures, net		(253)	(322)	(900)	(4,827)
Cash Available for IPS Distributions	US$	$ 8,254	$ 6,207	$ 5,811	$ 865
Cash Available for IPS Distributions	$Cdn	$ 9,854	$ 7,508	$ 6,906	$ 1,054
Cash Available per IPS Unit	$Cdn	$ 0.47	$ 0.50	$ 0.33	$ 0.08
Total IPS Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,796	$ 2,134	$ 5,592	$ 3,853
Dividends on common shares	$Cdn	$ 2,889	$ 2,130	5,777	3,842
Total IPS Distributions	$Cdn	$ 5,685	$ 4,264	$ 11,369	$ 7,695
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 0.28	$ 0.55	$ 0.55

*** Non-GAAP Measures**

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

David A. White
President and Chief Operating Officer
Phone (732) 280-4200
Fax: (732) 280-4213

For Immediate Release

STUDENT TRANSPORTATION TO HOLD SECOND QUARTER FISCAL 2007 RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – February 6, 2007 – Student Transportation of America, Ltd. ("STA"), (TSX: STB.UN) today announced it will hold a conference call and live audio webcast on **Tuesday, February 13, 2007 at 10 a.m. (ET)** to discuss its financial results for the second quarter of fiscal 2007 ended December 31, 2006.

A news release announcing Student Transportation's results will be issued prior to the call.

The call will be hosted by David White, President and Chief Operating Officer and Patrick Walker, Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing **416-849-9305** or **1-866-838-4337**. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Tuesday, February 20, 2007 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-838-6755 and quote the passcode 887636#.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

David A. White
President and Chief Operating Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE JANUARY 2006 DISTRIBUTION

Toronto, Ontario – January 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on February 15, 2007 to holders of record of IPSs at the close of business on January 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from January 1 to January 31, 2007, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity,

borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

RECEIVED
2007 NOV 14 P 2:41

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

   MFC Global Investment Management (Canada), a division of Elliott & Page Limited
   ("MFC Global Canada")
   200 Bloor Street East
   Toronto, Ontario
   M4W 1E5

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

   Initial Report.

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

   As at December 31, 2006, MFC Global Canada reports that one or more of its mutual fund, pension fund or other client accounts hold in aggregate 2,629,600 common shares of **Student Transportation of America ULC** (the "Issuer"), representing approximately 12.66% of the currently issued and outstanding common shares, based on MFC Global Canada's understanding of all outstanding shares of that class.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

   a) **The eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

   None.

   b) **The eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

   None.

   c) **The eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

   MFC Global Canada exercises direction over the securities referred to above in its capacity as adviser of managed client accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held by clients of MFC Global Canada for investment purposes only. The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the respective issuer. MFC Global Canada managed client accounts may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold the securities.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

   None.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

   Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

   MFC Global Canada is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.

10. **Additional Information**

    No single client account of MFC Global Canada owns 10 percent or more of the above noted security. The filing of this report is not an admission that MFC Global Canada owns or controls any of the described securities or is a joint actor with any of its clients.

Dated this 10th day of January, 2007.

MFC Global Investment Management (Canada),
a division of Elliott & Page Limited

Gordon R. Pansegrau
Associate General Counsel and
Assistant Secretary

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE DECEMBER 2006 DISTRIBUTION

Toronto, Ontario – December 18, 2006 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on January 15, 2007 to holders of record of IPSs at the close of business on December 29, 2006.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from December 1 to December 31, 2006, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity,

borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
ir@sta-ips.com

Student Transportation of America

Student Transportation Announces TSX Approval Normal Course Issuer Bid

Toronto, Ontario – December 15, 2006 – Student Transportation of America Ltd. (TSX: STB.UN) and Student Transportation of America ULC (collectively, "STA") announced today that the Toronto Stock Exchange ("TSX") has approved STA's notice of intention to make a normal course issuer bid for a portion of its Income Participating Securities ("IPSs") as appropriate opportunities arise from time to time. Each IPS representing one common share ("Common Shares") of Student Transportation of America Ltd. and $3.847 principal amount of 14% subordinated notes ("Notes") of Student Transportation of America ULC. STA's normal course issuer bid will be made in accordance with the requirements of the exchange. STA may begin to purchase IPSs on or about December 15, 2006. No previous purchases of the IPSs have been made.

As of December 1, 2006, 20,745,554 IPSs were outstanding. Pursuant to the notice, STA intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007, which figure represents 2% of STA's public float; provided, however, that in no event shall purchases made under this bid and the previously announced normal course issuer bid by Student Transportation of America ULC for a portion of its 14% subordinate notes, exceed US$5 million. Purchases will be made at market prices through the facilities of the exchange. The IPSs, and the underlying Common Shares and Notes, will be cancelled upon their purchase by STA. STA will fund the purchases either through borrowings on its senior debt facility or out of available cash. The boards of directors of STA believes that the purchase by STA of a portion of its IPSs is an appropriate use of senior borrowing capacity and/or available cash and is in the best interests of STA and its securityholders as such purchases would significantly lower the cost of funds related to the Common Shares and Notes cancelled.

"Our plan is to purchase up to 400,000 units over a period of time established by the TSX guidelines in our NCIB. We will retire the subordinated debt portion and the common equity share if we acquire any units," said Denis J. Gallagher, Chairman & CEO. "This move will be accretive and lower our interest cost immediately due to the 14% sub note coupon in the unit. If we purchase just the debt portion, shareholders can still own the common share of the unit which currently has about 6-7 per cent Canadian qualified dividend yield which is very favourable for Canadian investors. Investors need to know they own two securities with each IPS unit; common shares and debt. We have allowed our investors to unclip and trade these separately, if they choose."

"The IPS structure for companies with significant US revenues and earnings is unique. STA is not an income trust nor is it a partnership," Mr. Gallagher added. "We are a Canadian

corporation with a Canadian qualified common share dividend and a high yield bond which pays interest to bond holders. Since 93% of our revenues and earnings are derived from the US, we are not subject to Canadian taxes on the US earnings."

The notice of intention provides that no appraisal or valuation regarding STA, its material assets or securities, has been prepared within the two years preceding the date of the notice.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation Announces New Debt Financings

Additions Could Create up to $160 Million in Senior Credit Facilities

Toronto, Ontario – December 14, 2006 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) announced today it has entered into a new amended and restated senior credit facility, and has concurrently completed a new issue of Senior Secured Notes by way of private placement. The completion of these two financings recognizes the improved financial performance of the Company through a reduction in overall interest rates, increased leverage availability and lengthening the term of maturity to five years.

The new facility established with STA senior lenders was led by BMO Capital Markets who also acted as Administrative Agent for the bank group which included GE Capital and CIBC World Markets Inc. The new US$75 million credit facility may be increased by up to $50 million and will be used for continued growth of the business and for working capital.

Simultaneously, the Company has completed a debt private placement with two Canadian insurance companies, Sun Life Assurance Company of Canada and Canada Life, to provide US$35 million of five year, fixed rate senior secured notes carrying a coupon of 5.941 per cent. CIBC World Markets Inc. acted as the sole Agent on the transaction.

"The amended and restated agreement is a natural evolution of our growth and recognizes our steady performance and the confidence of our senior lenders," said Patrick Walker, Chief Financial Officer. "We are pleased to have new lower rates and increased capacity in our capital structure as well as new relationships with our Noteholders."

"The actions we took in fiscal 2006, including the completion of two equity offerings, our new leasing program with GE Capital and our accretive growth initiatives have now given us the ability to use leverage to increase shareholder value as we use this facility for future revenue and cash flow growth which will lower our projected fiscal 2007 payout ratio." added Mr. Walker.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of Canada Inc.

STUDENT TRANSPORTATION EXPANDS CANADIAN OPERATIONS

Acquisition Delivers on Provincial Growth Strategy

Toronto, ON, November 29, 2006 – Student Transportation of Canada ("STC"), an operating subsidiary of Student Transportation of America ("STA") (TSX: STB.UN), announced that it has signed a Definitive Asset Purchase Agreement to acquire certain school transportation assets and contracts of H. Burley Truck & Bus Repair Ltd. (Burley Bus), a local school bus operator based in Bridgenorth, Ontario. The transaction was contingent upon customer consent and approvals that have been obtained and the acquisition is scheduled to close on November 30, 2006. Burley Bus will add more than Cdn $1.2 million annualized revenue to STC's Ontario operations and adds to the continuing growth in STA's Canadian revenues. The Company expects the deal to be immediately accretive.

"This strategic acquisition marks our fifth in Ontario. It tucks into existing operations in our Peterborough, Ontario, location. STC's growth initiative in this area will continue as we see additional opportunities to expand our services," said David A. White, President and Chief Operating Officer of STA. "We look forward to continuing the safe reliable service that Burley Bus has delivered for so many years. We welcome their school bus employees into our family of companies while we implement plans for the smooth integration of Burley Bus."

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit www.sta-ips.com.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Student Transportation of America Ltd., Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should",

"plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

David White
President and Chief Operating Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

SECURITIES ACT
REPORT OF TAKE-OVER BID, ISSUER BID OR APPLICATION UNDER OF THE ACT

(Subsection 189.1.2 of the Regulation)

1. **Name and address of the offeree issuer:**

   Student Transportation of America ULC ("**STA**")
   250 Yonge Street, Suite 2400
   Toronto, ON M5B 2M6

2. **Name and address of the offeror:**

   Same as 1 above

3. **The designation of the class(es) of securities that are subject to the bid:**

   14% subordinate notes ("**Notes**")

4. **Date of the bid:**

   The bid commenced on October 19, 2006 and will terminate October 19, 2007.

5. **Maximum number of securities sought by the offeror for each class of securities subject to the bid:**

   Up to $3,000,000 principal amount of Notes, being approximately 3.8% of the public float of the Notes.

6. **The value, in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid:**

   The purchase of and payment for the Notes of STA purchased pursuant to this normal course issuer bid will be made in accordance with the policies and rules of the TSX and the price paid for any such Notes will be the market price at the time of acquisition. All Notes repurchased will be cancelled.

7. **The fee payable in respect of the Issuer Bid, as calculated under section 271.4(1):**

   $3,000,000 x 0.02% x 25% = $150.00 subject to a minimum of $1000.00

   Therefore, the minimum fee of $1000.00 is payable.

8. **The information given in this report is true and complete.**

Dated at Toronto this 21th day of November, 2006.

STUDENT TRANSPORTATION OF AMERICA ULC

(Signed)Patrick J. Walker

Name: Patrick J. Walker
Title: Chief Financial Officer

\5380021

Student Transportation of America

STUDENT TRANSPORTATION REPORTS FIRST QUARTER RESULTS

Highlights:

- Revenue for the quarter was up 31.6 per cent from same period last year
- Opened 16 new locations since first quarter fiscal 2006 including two new regions
- TSX approves listing of separate IPS securities
- STA is not an Income Trust

Toronto, ON, November 10, 2006 – Student Transportation of America Ltd. (TSX: STB.UN) (STA) today reported the financial results for its first quarter of fiscal year 2007, ended September 30, 2006. STA is an Income Participating Security (IPS) structure listed on the TSX and is not a Trust or a partnership. All financial results are reported in U.S. dollars, except as otherwise noted.

"Our performance for the first quarter was in line with our internal projections and indicative of the growth we secured in the last twelve months through the first quarter of this year" said Denis J. Gallagher, Chairman and Chief Executive Officer. "We added 16 new terminal locations to our operations during the last twelve months. We opened two new regions in Canada and the US Mid West as well as expanded on existing regions in the US.

We expect our steady growth to continue in the coming year as we build on our regional density. The increase in contracts containing fuel mitigation secured in fiscal 2006, and the fuel hedge program implemented in mid September at market levels will protect us from price increases for approximately 92% of our fuel usage and will add to our success in fiscal 2007. We are optimistic about the recent drop in fuel prices but have protected ourselves in the event of another spike in fuel prices similar to that which occurred last year due to global uncertainties."

Gallagher added, "Because the first quarter reflects the seasonality of the school bus industry, both from a revenue and cash flow perspective it is important to note that our first quarter includes the summer season break, when most schools are not in session. The first quarter of fiscal year 2007 also includes higher costs due to the tremendous growth we achieved this past year with our acquisition, bid and conversion successes. The first quarter is also when we purchase a majority of our large ticket capital items related to start-ups and growth. It is typical to have negative cash flow in the school transportation industry during the months of July, August and September. The first quarter is not indicative of the results for a full fiscal year.

Each of our subsequent quarters of the fiscal year generate excess cash. Accordingly, we have targeted a lower payout ratio for the full fiscal 2007 year."

For the first quarter, revenue totaled $26.1 million, up 31.6 per cent from the same period last year. Cash available for distributions although negative, due to seasonality, improved by 72 per cent on a per unit basis or Cdn $3.6 million from the same period last year due to the previously announced leasing program entered into with GE Capital. The increase in revenue was driven from existing contract renewals and from recent acquisitions and new revenue contracts awarded at the end of fiscal 2006 but which started in the first quarter of fiscal 2007. EBITDA* for the first quarter was ($596,000) compared to $568,000 for the same period in fiscal 2006. As expected, due to growth in the size of the business and the start up of new locations during the last twelve months the Company experienced an increase in off season costs compared to the same period last year.

STA posted a net loss of $6.1 million in the first quarter of fiscal 2007, representing a net loss of $0.30 per share for the quarter. The Company historically generates a loss and negative operating cash flows in this quarter reflecting the seasonality of the business during the summer season break combined with capital expenditures occurring in the first quarter of the fiscal year. As mentioned, the subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this historical seasonality, the Company views available cash flow on an annualized basis.

Subsequent to the quarter end, the Company was granted approval by the TSX to allow shareholders to "unclip" their IPS unit and trade the common equity and the sub debt note separately. Since STA is an IPS structure and not an Income Trust nor a partnership, we expect that it is not affected by the recent proposed tax changes by the Department of Finance. The common equity security (TSX: STB) pays Canadian qualified dividends with favourable tax treatment and the sub debt note (TSX: STB.DB) pays 14% interest on its face value of the note.

In addition, the Company initiated a Normal Course Issuer bid to acquire up to Cdn $ 3 million of its subordinated debt as listed on the TSX under the symbol STB.DB.

STA's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor web site www.sta-ips.com.

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss STA's performance for the first quarter fiscal year 2007 at 12:00 p.m. (ET) on November 13, 2006. The call may be accessed at: **1-866-838-4337**or **416-849-9305.** There will also be a webcast and subsequently archived at www.sta-ips.com. A taped rebroadcast will be available until November 23, 2005 at midnight. To access the rebroadcast, please dial **416-915-1035** or **1-866-838-6755** and quote the passcode **286468#**.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Reconciliation of Net Income and EBITDA
(in 000's of US$)

	3 Months Ended 9/30/06	3 Months Ended 9/30/05
Net income (loss)	$ (6,146)	$ (1,426)
Add back:		
Provision for taxes	(3,919)	(876)
Minority interest	82	(2)
Loss (gain) on asset disposal	38	(53)
Unrealized loss (gain) on foreign currency exchange contracts	244	(2,864)
Non cash stock based compensation	1,862	-
Interest expense	3,639	2,941
Amortization expense	1,662	1,492
Depreciation expense	1,942	1,356
EBITDA	$ (596)	$ 568

Reconciliation of EBITDA and Cash Available for Distributions
(in 000's, except per unit amounts)

		3 Months Ended 9/30/06	3 Months Ended 9/30/05
Cash flows provided by operating activities		$ (8,927)	$ (3,746)
Adjustments:			
Changes in non-cash working capital items		5,178	1,996
Changes in other assets and liabilities		(75)	(296)
Cash interest expense		3,228	2,614
EBITDA		(596)	568
Less:			
Minority interest in cash flow of subsidiaries		(243)	(191)
Interest expense (other than noncash and IPS Subordinated Notes)		(868)	(1,214)
Cash taxes paid		(89)	-
Maintenance capital expenditures		(647)	(4,505)
Cash Available for IPS Distributions	US$	$ (2,443)	$ (5,342)
Cash Available for IPS Distributions	$Cdn	$ (2,891)	$ (6,557)
Cash Available per IPS Unit	$Cdn	$ (0.14)	$ (0.51)
Total IPS Distributions			
Interest on IPS Subordinated Notes	$Cdn	$ 2,796	$ 1,719
Dividends on common shares	$Cdn	2,888	1,711
Total IPS Distributions	$Cdn	$ 5,684	$ 3,430
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 0.27

*** Non-GAAP Measures**

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form, a copy of which can be obtained at www.sedar.com. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
ir@sta-ips.com

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the three months ended September 30, 2006

See Note #4 for summary consolidating financial information

Student Transportation of America Ltd.

Unaudited Consolidated Financial Statements

September 30, 2006

Contents

Student Transportation of America Ltd.
Unaudited Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at September 30, 2006	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 2,157	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $ 93 and $116 at September 30, 2006 and June 30, 2006 respectively	18,864	12,206
Inventory	1,716	1,584
Prepaid expenses	6,814	5,989
Other current assets (Note 7)	3,161	3,464
Total current assets	32,712	30,931
Other assets	7,407	7,935
Property and equipment, net	104,529	95,546
Foreign currency exchange contracts (Note 7)	3,421	3,976
Other intangible assets, net (Note 3)	51,193	51,658
Goodwill (Note 3)	68,784	64,133
Total assets	$ 268,046	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,821	$ 1,577
Accrued expenses and other current liabilities	14,550	12,426
Current portion of long-term debt	2,674	2,450
Total current liabilities	19,045	16,453
Long-term debt (Note 4)	129,268	106,931
Future income tax liability	28,621	32,540
Total liabilities	176,934	155,924
Commitments and contingencies		
Minority interest	8,766	7,419
Shareholders' equity		
Common shares (Note 5)	112,061	112,061
Accumulated deficit	(24,915)	(16,326)
Cumulative currency translation adjustments	(4,800)	(4,899)
Total shareholders' equity	82,346	90,836
Total liabilities and shareholders' equity	$ 268,046	$ 254,179

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	September 30, 2006	September 30, 2005
Revenues	$ 26,116	$ 19,844
Costs and expenses:		
Cost of operations	22,661	16,485
General and administrative	4,051	2,791
Non-cash stock compensation	1,862	-
Depreciation expense	1,942	1,356
Amortization expense	1,662	1,492
Total operating expenses	32,178	22,124
Loss from operations	(6,062)	(2,280)
Interest expense	3,639	2,941
Unrealized loss (gain) on foreign currency exchange contracts	244	(2,864)
Other expense (income)	38	(53)
Loss before income taxes and minority interest	(9,983)	(2,304)
Recovery of income taxes	(3,919)	(876)
Minority interest	82	(2)
Net loss	(6,146)	(1,426)
Accumulated deficit- beginning of period	(16,326)	(5,550)
Dividends declared	(2,443)	(1,395)
Accumulated deficit - end of period	$ (24,915)	$ (8,371)
Weighted average number of shares outstanding	20,764,554	12,764,554
Basic and diluted net loss per common share	**$ (0.30)**	**$ (0.11)**

See accompanying notes.

Student Transportation of America Ltd.
Unaudited Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005
Operating activities		
Net loss	$ (6,146)	$ (1,426)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Minority interest	82	(2)
Future income taxes	(3,919)	(876)
Unrealized loss (gain) on foreign currency exchange contracts	244	(2,864)
Amortization of deferred financing costs	411	327
Non-cash stock compensation expense	1,862	-
Loss (gain) on disposal	38	(53)
Depreciation expense	1,942	1,356
Amortization expense	1,662	1,492
Changes in current assets and liabilities:		
Accounts receivable	(6,658)	(3,550)
Prepaid expenses, inventory and other current assets	142	(985)
Accounts payable	244	155
Accrued expenses and other current liabilities	1,094	2,384
Changes in other assets and liabilities	75	296
Net cash used in operating activities	(8,927)	(3,746)
Investing activities		
Business acquisitions, net of cash acquired of $270 and $166 at September 30, 2006 and September 30, 2005, respectively	(8,499)	(16,055)
Purchases of property and equipment	(8,862)	(10,055)
Proceeds on sale of equipment	763	155
Net cash used in investing activities	(16,598)	(25,955)
Financing activities		
Deferred financing costs	-	(198)
Common stock dividends	(2,674)	(1,586)
Borrowings on credit facility	25,964	40,311
Payments on credit facility	(3,239)	(8,736)
Repayments on seller debt and equipment financing	(57)	-
Net cash provided by financing activities	19,994	29,791
Net (decrease) increase in cash and cash equivalents	(5,531)	90
Cash and cash equivalents at beginning of period	7,688	1,657
Cash and cash equivalents at end of period	$ 2,157	$ 1,747

See accompanying notes.

Student Transportation of America Ltd.
Notes to Unaudited Consolidated Financial Statements
For the three months ended September 30, 2006
(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of $8,854, (Cdn $10,857). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B series one common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

The Company currently holds a 94.46% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2006 audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. These unaudited interim consolidated

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2006.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. The first quarter end of the fiscal year is September 30, and includes July and August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. Earnings of the acquired company are included in STA's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $8.8 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Current assets, less current liabilities	$ 233
Property and equipment	2,702
Intangible assets	1,200
Subtotal	4,135
Goodwill	4,634
Total	$ 8,769

The purchase price consisted of $8.8 million in cash. Identifiable intangible assets consist of contract rights of $0.7 million that will be amortized over 23 years, covenants not to compete of $0.3 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during the quarter ended September 30, 2005 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $17.0 million. The allocation of the purchase price is presented in the following table.

Current assets, less current liabilities	$ 269
Property and equipment	7,880
Intangible assets	2,912
Future income taxes	(2,590)
Subtotal	8,471
Goodwill	8,581
Total	$ 17,052

The purchase price consisted of $16.2 million in cash and $0.8 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.0 million that will be amortized over 21 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $0.5 million with an indefinite life.

4. Debt

Amended Credit Agreement

The Company entered into a credit agreement in connection with the IPS offering that included a $31.0 million term loan facility, a $25.0 million revolving loan facility and a $15.0 million acquisition loan facility. The acquisition loan facility is available to fund acquisitions and investment requirements for new revenue and bid-in contracts. During

(000's of U.S. Dollars, unless specified)

4. Debt (continued)

the fiscal year ended June 30, 2006, the Company amended the original credit facility to (i) provide for an additional $15.0 million of capacity under the original acquisition loan facility, (ii) establish a new Cdn $3.0 million revolving loan facility and a Cdn $ 10.0 million acquisition loan facility to finance the Company's operating entrance into the Canadian market, (iii) revise certain definitions governing the consistent payment of the interest and dividends during the interim fiscal periods based on the seasonal nature of the Company's cash flows and the partial recognition of cash flows associated with growth spending during the interim fiscal periods, (iv) reduce the senior leverage ratio from 2.50 to 2.25 effective October 1, 2005 through October 1, 2006, and (v) secure interest rate reductions (applicable margin reductions) of 75 basis points effective March 30, 2006, and an additional 75 basis points effective June 14, 2006. During the quarter ended September 30, 2006, the Company amended the credit agreement to allow aggregate borrowings not to exceed $3.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding.

Borrowings under the amended credit agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the amended credit agreement (9.0% at September 30, 2006), plus the applicable margin, which ranges from 0.25% to 1.00% depending on STA Holdings' leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the amended credit agreement (7.58% at September 30, 2006), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' leverage ratio on the pricing date. The applicable margin ranges identified reflect the 150 basis point reductions discussed above. Borrowings under the amended credit agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the credit agreement are guaranteed by each of STA Holdings' subsidiaries.

Subordinated Notes and Separate Subordinated Notes

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock, in March 2006 and Simcoe in July 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations

4. Debt (continued)

under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the period ended September 30, 2006 is as follows (000's):

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Total Consolidated Amounts
Revenue	$ -	$24,834	$1,282	$26,116
Loss from operations	-	(5,687)	(375)	(6,062)
Net loss	-	(5,681)	(465)	(6,146)
Current assets	-	31,098	1,614	32,712
Non-current assets	-	213,615	21,719	235,334
Current liabilities	-	17,286	1,759	19,045
Non-current liabilities (a)	80,416	68,387	9,086	157,889
Due to/from affiliated companies	(26,550)	14,504	12,046	-

(a) excludes minority interest and due to/from affiliated companies

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs as described above. Each IPS consists of one common share of STA and Cdn $3,847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

(000's of U.S. Dollars, unless specified)

5. Common Shares (continued)

As at September 30, 2006, 20,764,554 common shares are issued and outstanding, of which 20,745,554 are represented by IPS's and 19,000 are common shares related to IPSs that have been split by shareholders. At September 30, 2005, 12,764,554 common shares were issued and outstanding, all of which were represented by IPS's. There are no preferred shares issued and outstanding.

The loss per share for the three months ended September 30, 2006 and 2005 were calculated based on weighted average common shares outstanding of 20,764,554 and 12,764,554, respectively.

6. Stock Based Compensation

During the quarter ended September 30, 2006, STA Holdings granted 290,073 Class B – Series Two common shares pursuant to the EIP that were fully vested on the grant date. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2006 based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of restricted shares, 50,760 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants. As such, 239,313 restricted shares relating to these grants remain outstanding as at September 30, 2006.

7. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016.

Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

7. Foreign Currency Exchange Contracts (continued)

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
Oct 2006- Sept 2007	12	11.9	14.7	1.2275
Oct 2007- Sept 2008	12	11.9	14.7	1.2275
Oct 2008- Sept 2009	12	11.9	14.7	1.2275
Oct 2009-Sept 2010	12	12.2	14.7	1.2035
Oct 2010-June 2011	9	10.0	10.8	1.1051
		57.9	69.6	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00 through July 2008. STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $5.1 million and $5.3 million at September 30, 2006 and June 30, 2006, respectively, of which $1.6 million and $1.3 million is recorded in other current assets on the consolidated balance sheet at September 30, 2006 and June 30, 2006, respectively. The Forward Contracts have a notional amount of approximately $69.6 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

8. Fuel Hedge

During September 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market diesel fuel prices ("fuel hedge"). The fuel hedge fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended June 30, 2007. The fuel

(000's of U.S. Dollars, unless specified)

8. Fuel Hedge (continued)

hedge is designated as a cash flow hedge of the underlying exposure of increases in the market price of diesel fuel for a portion of the Company's forecasted purchases during this time period. Because of the high correlation between the heating oil hedge instrument and the underlying exposure of diesel fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying diesel fuel purchases.

The Company assesses hedge effectiveness on a cumulative-dollar-offset-basis by comparing the overall changes in the expected cash flows on the heating oil swap contract with the changes in the expected cash flows on the forecasted diesel fuel purchases. As at September 30, 2006, the fuel hedge is highly effective and changes in fair value of the hedge are deferred and will be recognized in income as the hedged transactions occur. The fair value of the fuel hedge that is deferred and unrecognized at September 30, 2006 amounts to a loss of approximately $0.7 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

9. Supplemental Cash Flow Information

The Company paid $3.1 million and $2.5 million in interest for the three months ended September 30, 2006 and September 30, 2005, respectively. The Company paid $0.1 million in taxes for both the three months ended September 30, 2006 and 2005.

10. Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first quarter of the 2007 fiscal year.

(000's of U.S. Dollars, unless specified)

11. Subsequent Events

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange to purchase up to Cdn $3.0 million of the outstanding 14% subordinated notes as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid, STA intends to acquire up to Cdn $3.0 million principal amount of the 14% subordinated notes in the 12 month period commencing October 19, 2006 and ending October 19, 2007, which figure represents 3.8% of STA's public float. STA intends to fund the purchase of any 14% subordinated notes either through borrowings on its senior credit facility or out of available cash. Any purchase will be made at market prices and the 14% subordinated notes will be cancelled upon their purchase by STA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended September 30, 2006. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective November 9, 2006. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs"). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a

syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

The holders of the Class B shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B shares held by the Existing Investors have the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B shares held by the Existing Investors will increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B shares provide the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B shares.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remain outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $2.1 million in non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2006. While the August 24, 2006 restricted share grants were in respect of the achievements of management during the 2006 fiscal year, the related compensation expense is recognized in the period in which the shares are granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represents additional minority interest to the Company. In connection with these grants during the first quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remain outstanding as at September 30, 2006.

The Company holds a 94.5% interest in STA Holdings as at September 30, 2006 through its ownership of the Class A shares of STA Holdings Inc.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended September 30,			
	2006		2005	
Revenues	$	26,116	$	19,844
Costs and expenses				
Cost of operations		22,661		16,485
General and administrative		4,051		2,791
Non-cash stock compensation		1,862		-
Depreciation expense		1,942		1,356
Amortization expense		1,662		1,492
Total operating expenses		32,178		22,124
Loss from operations		(6,062)		(2,280)
Interest expense		3,639		2,941
Unrealized loss (gain) on foreign currency exchange contracts		244		(2,864)
Other expense (income)		38		(53)
Loss before income taxes and minority interest		(9,983)	$	(2,304)
Recovery of income taxes		(3,919)		(876)
Minority interest		82		(2)
Net loss	$	(6,146)	$	(1,426)
Net loss per share	$	(0.30)	$	(0.11)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Revenues: Revenues for the first quarter of fiscal year 2007 were $26.1 million compared to $19.8 million for the first quarter of fiscal year 2006, representing an increase of $6.3 million, or 31.6%. During the period from October 1, 2005 to September 30, 2006, the Company closed eight acquisitions (one in the first quarter of fiscal 2007), and started operations

on five new bid / conversion contracts. In addition, the Company did not renew four contracts for the 2007 fiscal year and closed the Texas regional office in connection with two of the non-renewals.

These acquisitions and new bid-in contracts accounted for $7.2 million in new business growth, which was partially offset by a $1.1 million revenue reduction resulting from the four contracts not included in the results for the first quarter of fiscal year 2007. The remaining $0.2 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the first quarter of fiscal year 2007 was $22.7 million compared to $16.5 million for the first quarter of fiscal year 2006, an increase of $6.2 million or 37.5%. The acquisitions and new bid in contracts accounted for $5.9 million of the total increase in cost of operations, which was partially offset by $1.0 million reduction resulting from the four contracts not included in the results for the first quarter of fiscal year 2007. The remaining $1.3 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, insurance, operating costs and maintenance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.2 million due primarily to higher operations wages, and increased as a percentage of revenue to 48.1% in the fiscal year 2007 from 47.7% in the fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.2 million, due primarily to higher employee medical insurance and the timing effect of higher workers compensation insurance accruals in the current interim period, and increased as a percentage of revenue to 12.4% for the fiscal year 2007 from 11.6% for the fiscal year 2006. Cost of fuel for the first quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.2 million higher than the first quarter of fiscal year 2006, and as a percentage of revenue increased to 8.7% for the first quarter of fiscal year 2007 from 7.7% for the first quarter of fiscal year 2006. This increase primarily relates to market prices of fuel, as fuel prices continued to climb throughout the 2006 fiscal year into the first quarter of fiscal year 2007, prior to subsiding in mid-to-late September 2006. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Insurance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million primarily due to the timing effect of higher insurance accruals in the current interim period. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.2 million due to operating lease payments made during the first quarter of fiscal year 2007. Maintenance costs, net of new business and contracts not renewed for fiscal 2006, increased $0.2 million due to higher parts expense experienced during the first quarter of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the first quarter of fiscal year 2007 was $4.1 million compared to $2.8 million for the first quarter of fiscal year 2006, an increase of $1.3 million or 45.2%. As a percentage of revenues, total general and administrative expense increased to 15.5% for the first quarter of fiscal year 2007 from 14.1% for the first quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.5 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the four contracts not included in the results for the first quarter of fiscal year 2007. The remaining $0.9 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006,

was due primarily to higher salaries and wages, professional fees, travel expenses and facilities costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the first quarter of fiscal year 2007 was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 restricted shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP.

Depreciation Expense: Depreciation expense for the first quarter of fiscal year 2007 was $1.9 million compared to $1.4 million for the first quarter of fiscal year 2006, an increase of $0.5 million. As a percentage of revenues, depreciation expense increased to 7.4% for the first quarter of fiscal year 2007 from 6.8% for the first quarter of fiscal year 2006. Vehicles associated with the acquisitions and new bid in contracts accounted for all of the dollar increase in depreciation expense.

Amortization Expense: Amortization expense for the first quarter of fiscal year 2007 was $1.7 million compared to $1.5 million for the first quarter of fiscal year 2006, an increase of $0.2 million. As a percentage of revenues, amortization expense declined to 6.4% for the first quarter of fiscal year 2007 from 7.5% for the first quarter of fiscal year 2006.

Loss from Operations: Loss from operations was $6.1 million for the first quarter of fiscal year 2007 compared to $2.3 million for the first quarter of fiscal year 2006, an increase of $3.8 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the first quarter of fiscal year 2007 was $3.6 million compared to $2.9 million for the first quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $19.2 million in the average level of outstanding debt, combined with an increase in the weighted average interest rate of 0.1% experienced in the first quarter of fiscal year 2007 compared to the first quarter of fiscal year 2006.

Unrealized Gain/Loss on Foreign Currency Exchange Contracts: Unrealized loss on foreign currency exchange contracts of $0.2 million for the first quarter of fiscal year 2007 and unrealized gain on foreign currency exchange contracts of $2.9 million for the first quarter of fiscal year 2006 reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other Expense (Income): Other expense for the first quarter of fiscal year 2007 was $38,000 and primarily related to losses on the close of the Texas regional office partially offset by gains on asset disposals. Other income for the first quarter of fiscal year 2006 was $53,000 primarily related to gains on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $10.0 million for the first quarter of fiscal year 2007 compared to a loss of $2.3 million for the first quarter of fiscal year 2006, an increase of $7.7 million. This decline resulted primarily from the $3.1 million change in unrealized gain/loss on foreign currency exchange contracts, the $0.7 million increase in interest expense, combined with the $3.8 million increase in loss from operations discussed above.

Minority Interest: Minority interest for the first quarter of fiscal year 2007 and first

quarter of fiscal year 2006 amounted to $82,000 and $(2,000), respectively.

Net Loss: Net loss for the first quarter of fiscal year 2007 amounted to $6.1 million, which includes a recovery of income taxes of $3.9 million. Net loss for the first quarter of fiscal year 2006 amounted to $1.4 million, and includes a recovery of income taxes of $0.9 million. Net loss per IPS unit was $0.30 cents and $0.11 cents for the first quarter of fiscal year 2007 and the first quarter of fiscal year 2006, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility. Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, IPS distributions are funded with non operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurring in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its IPS distributions with cash from operations on an annual basis.

During the first quarter of fiscal year 2007, the Company amended its credit agreement to allow aggregate borrowings not to exceed $3.0 million in connection with the potential repurchase of a portion of the 14% subordinated notes outstanding.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. Cash used for the Simcoe acquisition combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year end cash balance by $5.5 million and reduced borrowing availability on the acquisition loan facilities of the credit agreement by approximately $8.9 million during the first quarter of fiscal year 2007.

During the first quarter of fiscal year 2007, the Company used $8.9 million in net cash for operations, of which $5.2 million was used for net working capital. The Company's investing activities for the first quarter of fiscal year 2007 resulted in a use of cash of $16.6 million. Included in these investing activities were (i) the acquisition of Simcoe closed during the first quarter of fiscal year 2007, (ii) capital expenditures associated with the new bid-in contracts and additional new revenue contracts awarded to existing terminal locations of $8.3 million and (iii) $0.6 million in net expenditures related to replacement capital expenditures, partially offset by $0.8 million in net proceeds on equipment disposals. The Company's financing activities for the first quarter of fiscal year 2007 represented a source of cash of $20.0 million. Included in these financing activities were (i) $26.0 million in proceeds from borrowings on the acquisition lines

under the Company's credit agreement to fund the growth spending associated with the acquisitions, new bid-in contracts and other new revenue contracts awarded for the 2007 fiscal year, (iii) $3.2 million in net repayments on the revolving lines under the credit agreement, and (v) and $2.7 million in dividend payments made during the first quarter of fiscal year 2007.

At September 30, 2006, debt outstanding under the credit agreement was $47.0 million. The Company had approximately $13.9 million and $30.0 million in borrowings available under the revolving credit facilities and the acquisition loan facilities of the credit agreement, respectively. In addition, at September 30, 2006, outstanding debt included approximately $4.5 million in promissory notes due to former owners and equipment financing, and $80.4 million in Subordinated Notes and Separate Subordinated Notes. The credit agreement has a maturity date of December 21, 2007, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease.

We operate a fleet of approximately 4,300 vehicles as at September 30, 2006, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to fluctuations in market fuel prices. The commodity swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties will be calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The fair value of the fuel hedge that is deferred and unrecognized at September 30, 2006 amounts to a loss of approximately $0.7 million. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota. The PCI purchase and sale agreement includes a contingent purchase price payment provision related to the award of two additional revenue contracts for services for the upcoming

school year commencing in September 2006. The estimate of this contingent payment has been included in the preliminary purchase price and been reflected as a component of seller debt in the Company's September 30, 2006 balance sheet.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The first contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of IPSs.

Cash Available for Distribution

Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Cash available for distribution may not be comparable to similar measures used by other companies or income trusts. Our cash available for distribution consists of (i) cash flow from operations adjusted for (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, and (c) cash interest expense, less (ii) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (iii) cash interest expense other than cash interest on the IPS Subordinated Notes, and (iv) maintenance capital expenditures. Maintenance capital expenditures primarily represent the

amounts spent on replacement vehicles to maintain the current revenue contract base in place.

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash Available for Distribution for the three months ended September 30, 2006 and 2005 – reconciliation of cash flow from operations to cash available for distribution.

(in 000's, except per unit amounts)		Three Months Ended 9/30/06		Three Months Ended 9/30/05	
Cash flows provided by operating activities		$	(8,927)	$	(3,746)
Adjustments:					
Changes in non-cash working capital items			5,178		1,996
Changes in other assets and liabilities			(75)		(296)
Cash interest expense			3,228		2,614
EBITDA			(596)		568
Less:					
Minority interest in cash flow of subsidiaries			(243)		(191)
Interest expense (other than noncash and IPS Subordinated Notes)			(868)		(1,214)
Cash taxes paid			(89)		-
Maintenance capital expenditures			(647)		(4,505)
Cash Available for IPS Distributions	US$	$	(2,443)	$	(5,342)
Cash Available for IPS Distributions	$Cdn	$	(2,891)	$	(6,557)
Cash Available per IPS Unit	$Cdn	$	(0.14)	$	(0.51)
Total IPS Distributions					
Interest on IPS Subordinated Notes	$Cdn	$	2,796	$	1,719
Dividends on common shares	$Cdn		2,888		1,711
Total IPS Distributions	$Cdn	$	5,684	$	3,430
Total IPS Distributions per IPS Unit	$Cdn	$	0.27	$	0.27

Cash available for distributions for the three months ended September 30, 2006 is translated into Canadian dollars at a weighted average rate of Cdn $1.1832 to U.S. $1.00. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five

years and 85% of currently anticipated distributions through July 2008. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the first quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. Payments related to these operating leases totaled $0.2 million for the first quarter of the 2007 fiscal year. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the first quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs are made in Canadian dollars. Cash available for distribution to IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions on outstanding IPS units for the three months ended September 30, 2006, aggregated $4.8 million (Cdn $5.7 million). These distributions include dividends on the STA common stock component of the IPS units and interest payments on the Subordinated Notes component of the IPS units. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.2 million for the three months ended September 30, 2006.

Outstanding Share Data

As at September 30, 2006 and November 9, 2006, the Company had 20,745,554 and 20,764,554 IPSs and common shares outstanding, respectively. Each IPS represents one common share of STA Ltd., and Cdn $3.847 principal amount of 14% Subordinated Notes.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks.

The Company has an interest rate hedge contract that caps LIBOR at 3.7% plus the applicable margin per the credit agreement on $31.0 million notional amount of debt, through December 15, 2007. The fair value of the interest rate hedge was $0.6 million at September 30, 2006. At September 30, 2006, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $5.1 million. If STA Holdings had liquidated the contracts and realized a gain, it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the IPSs.

We are also exposed to changes in the market price of fuel in the ordinary course of business. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	2nd Qtr 2005 Note 1	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007
Revenues	$ 1,083	$ 31,448	$ 30,207	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116
Net loss	$ (64)	$ (439)	$ (2,090)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)
Net loss per share	$ (0.01)	$ (0.03)	$ (0.16)	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)

Note 1: The 2nd Quarter 2005 is for the period December 21, 2004 to December 31, 2004.

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.1 million to Coast Cities during the first quarter of the 2007 fiscal year.

Subsequent Events

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange to purchase up to Cdn $3.0 million of the outstanding 14% subordinated notes as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid, STA intends to acquire up to Cdn $3.0 million principal amount of the 14% subordinated notes in the 12 month period commencing October 19, 2006 and ending October 19, 2007, which figure represents 3.8% of STA's public float. STA intends to fund the purchase of any 14% subordinated notes either through borrowings on its senior credit facility or out of available cash. Any purchase will be made at market prices and the 14% subordinated notes will be cancelled upon their purchase by STA. Shareholders may obtain a copy of the notice filed with the TSX, without charge, by contacting the Company's investor relations at ir@sta-ips.com."

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The critical accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited financial statements for the year ended June 30, 2006. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. There have been no material changes to the critical accounting policies and estimated during the first quarter ended September 30, 2006.

Risk Factors

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for

automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September to lock in the market price on approximately 35% of its exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses, regardless of any attempt to mitigate exposures to these operating expenses, or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

The Issuer and the Company are subject to a number of risks in addition to the foregoing. For a description of these risk factors reference should be made to the Company's Annual Information Form dated September 26, 2006, a copy of which can be obtained at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 10, 2006

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 10, 2006.

"Patrick J. Walker"

Title: Chief Financial Officer

RECEIVED
2006 NOV 14 P 2:22

For Immediate Release

STUDENT TRANSPORTATION TO HOLD FIRST QUARTER FISCAL 2007 RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – November 8, 2006 – Student Transportation of America, Ltd. ("STA"), (TSX: STB.UN) today announced it will hold a conference call and live audio webcast on **Monday, November 13, 2006 at 12 p.m. (ET)** to discuss its financial results for the first quarter of fiscal 2007 ended September 30, 2006.

A news release announcing Student Transportation's results will be issued after financial markets close on Friday, November 10, 2006.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, Patrick Walker, Chief Financial Officer and David White, President and Chief Operating Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing **416-849-9305** or **1-866-838-4337**. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Monday, November 20, 2006 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and quote the passcode 286468#.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
ir@sta-ips.com

STUDENT TRANSPORTATION OF AMERICA LTD.
Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual Meeting of Student Transportation of America Ltd. (the "Company") held on November 3, 2006.

Matter	Outcome
In respect of the election of the Directors of the Company	Carried by a show of hands
In respect of the re-appointment of the auditor of the Company and the fixing of its remuneration	Carried by a show of hands

STUDENT TRANSPORTATION OF AMERICA LTD.

Per: *"Patrick Walker"*

Name: Patrick Walker
Title: Chief Financial Officer

Student Transportation of America

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE OCTOBER 2006 DISTRIBUTION

Toronto, Ontario – October 20, 2006 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on November 15, 2006 to holders of record of IPSs at the close of business on October 31, 2006.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from October 1 to October 31, 2006, as provided in the subordinated note indenture.

For clarity, with respect to any holders that hold common shares of STA Ltd. and/or subordinated notes of STA ULC separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile
The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements
This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of

forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

RECEIVED

Student Transportation Announces TSX's Approval of Normal Course Issuer Bid

Toronto, Ontario, October 17, 2006 – Student Transportation of America Ltd. (TSX:STB.UN) and Student Transportation of America ULC (collectively, "STA") announced today that the Toronto Stock Exchange ("TSX") has approved STA's notice of intention to make a normal course issuer bid for a portion of its 14% subordinate notes ("Notes") as appropriate opportunities arise from time to time. STA's normal course issuer bid will be made in accordance with the requirements of the exchange. STA may begin to purchase Notes on or about October 19, 2006. No previous purchases of the Notes have been made.

As of October 16, 2006, $89,881,239 million principal amount of Notes were outstanding. Pursuant to the notice, STA intends to acquire up to $3 million principal amount of Notes in the 12-month period commencing October 19, 2006 and ending on October 19, 2007, which figure represents 3.8% of STA's the public float. Purchases will be made at market prices through the facilities of the exchange. The Notes will be cancelled upon their purchase by STA. STA will fund the purchases either through borrowings on its senior debt facility or out of available cash. The Board of Director of STA believes that the purchase by STA of a portion of its Notes is an appropriate use of senior borrowing capacity and/or available cash and is in the best interests of STA and its securityholders as such purchases would significantly lower the cost of funds related to the Notes cancelled.

"We are pleased that the TSX has accepted the normal course issuer bid, which we believe will improve our leverage levels and increase liquidity in the common shares of Student Transportation of America Ltd. and the Notes for investors considering the choice to separate their income participating securities" said Denis J. Gallagher, Chairman and Chief Executive Officer of Student Transportation.

The notice of intention provides that no appraisal or valuation regarding STA, its material assets or securities, has been prepared within the two years preceding the date of the notice.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of

in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit www.sta-ips.com.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Student Transportation of America Ltd., Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

STUDENT TRANSPORTATION OF AMERICA, INC.
SIXTH AMENDMENT
TO AMENDED AND RESTATED CREDIT AGREEMENT

This Sixth Amendment to Amended and Restated Credit Agreement (herein, the *"Amendment"*) is entered into as of September 29, 2006 among Student Transportation of America, Inc. (the *"Borrower"*), Student Transportation of Canada Inc. (the *"Canadian Borrower"*) the Guarantors party hereto, the Lenders party hereto and Harris N.A., as Administrative Agent.

PRELIMINARY STATEMENTS

A. The Borrower, Canadian Borrower, Guarantors and the Lenders entered into a certain Amended and Restated Credit Agreement, dated as of July 29, 2005 (as amended, the *"Credit Agreement"*). All capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

B. The Borrower has requested that the Lenders permit STA ULC to repurchase a portion of the outstanding Subordinated Notes and make certain other amendments to the Credit Agreement and the Lenders are willing to do so under the terms and conditions set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. AMENDMENTS.

Subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement shall be and hereby is amended as follows:

1.1. Section 8.12 of the Credit Agreement is hereby amended by deleting the proviso appearing immediately following clause (v) thereof and inserting in its place the following:

> (vi) The Borrower may pay Dividends to STA Holdings which in turn may pay Dividends to STA ULC to permit STA ULC to repurchase Subordinated Notes in an aggregate principal amount from the Closing Date not to exceed $3,000,000 and otherwise in compliance with Section 8.21 hereof;
>
> *provided further* that immediately prior to and after giving effect to any such (a) Distribution, or redemption and/or repurchase under clauses (ii), (iii), (iv) or (v) above no Event of Default under Sections 9.1(a), (b), (i), (j) or (k) s hall have occurred and be continuing or (b) Dividend and repurchase under clause (vi) above

no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing.

1.2. Section 8.21 of the Credit Agreement is hereby amended by inserting at the end thereof the following:

> Notwithstanding the foregoing, STA ULC may repurchase a portion of the Subordinated Notes in an aggregate principal amount from the Closing Date not to exceed $3,000,000 *provided* that: (i) immediately prior to and after giving effect to such purchase no Default, Event of Default or Dividend Suspension Period shall have occurred and be continuing and (ii) STA ULC shall immediately upon such purchase cause such Subordinated Notes to be cancelled by the Trustee under the Subordinated Note Indenture.

SECTION 2. CONDITIONS PRECEDENT.

This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors and the Required Lenders.

SECTION 3. REPRESENTATIONS.

In order to induce the Lenders to execute and deliver this Amendment, the Borrower hereby represents to the Lenders that after giving effect to this Amendment as of the date hereof the representations and warranties set forth in Section 6 of the Credit Agreement are and shall be and remain true and correct and the Borrower is in compliance with the terms and conditions of the Credit Agreement and no Default or Event of Default has occurred and is continuing under the Credit Agreement or shall result after giving effect to this Amendment. The Borrower further represents and warrants to the Lenders that the execution and delivery of this Amendment has been duly authorized by all requisite corporate action on the part of the Borrower and that this Amendment has been duly executed and delivered by the Borrower.

SECTION 4. MISCELLANEOUS.

4.1. The Borrower, Canadian Borrower and Guarantors have heretofore executed and delivered to the Administrative Agent, the Collateral Documents. The Borrower, Canadian Borrower and Guarantors hereby acknowledge and agree that the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby; and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, Canadian Borrower and Guarantors thereunder, and the Liens created and provided for thereunder remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.

4.2. Except as specifically amended or consented to herein, the Credit Agreement shall continue in full force and effect in accordance with its original terms. Reference to this specific Amendment need not be made in the Credit Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

4.3. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

4.4. This Amendment may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, all of which taken together shall constitute one and the same agreement. Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original. This Amendment shall be governed by the internal laws of the State of Illinois.

[SIGNATURE PAGE TO FOLLOW]

This Sixth Amendment to Credit Agreement is entered into as the date and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC., as Borrower and Guarantor

By [signature]
Name Patrick J. Walker
Title CFO

STUDENT TRANSPORTATION OF CANADA INC., as Canadian Borrower

By [signature]
Name Patrick J. Walker
Title CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER, INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION, L.C., as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
BET-CHA TRANSIT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOL BUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor

By [signature]
Name [illegible]
Title CFO

HARRIS N.A., in its individual capacity as a U.S. Lender, as L/C Issuer and as Administrative Agent

By ______________________________

Name William Thomson

Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION,
as a U.S. Lender

By ______________________
Name Mark E. Blankstein
Title Duly Authorized Signatory

MERRILL LYNCH CAPITAL, a division of Merrill Lynch Business Financial Services, Inc., as a U.S. Lender

By ______________________________
Name Brent Kramback
Title Assistant Vice President

CIBC INC., as a U.S. Lender

By ______________________
Name **Dominic J. Sorresso**
Title **Executive Director**
CIBC World Markets Corp.
Authorized Signatory
CIBC INC.

BANK OF MONTREAL, as a Canadian Lender
and Canadian L/C Issuer

By ______________________

Name ______________________

Title ______________________

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ______________________
Name Chint Kulkarni
Title Director

By ______________________
Name PETER A. MASTROMARINI
EXECUTIVE DIRECTOR
Title ______________________

GE CANADA FINANCE HOLDING COMPANY,
as a Canadian Lender

By [signature]
Name ELLIS GASTON
Title DULY AUTHORIZED SIGNATORY

MERRILL LYNCH CAPITAL CANADA, INC., as a Canadian Lender

By ____________________
Name Brent Kramback
Title Assistant Vice President

Computershare

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LETTER OF CONFIRMATION

October 11, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorite des marches financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Student Transportation of America Ltd. (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on October 10, 2006 to the registered holders of Income Participating Securities and Common Shares of the Corporation:

1. Notice of Annual Meeting of Shareholders and Management Information Circular
2. Proxy
3. Annual Report 2006
4. Return Envelope

We also confirm that copies of the above-mentioned materials together with a Supplemental Mailing List Return Card were sent by overnight courier on October 10, 2006 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.
Agent for Student Transportation of America Ltd.

416-263-9410 (Phone)
416-981-9800 (Fax)

/ms

STUDENT TRANSPORTATION OF AMERICA LTD.

Annual Report 2006

Wheels in Motion


STA

STUDENT TRANSPORTATION OF AMERICA LTD.

Founded in 1997, Student Transportation of America (STA) is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. With a focus on safety and operational excellence, STA has become a leading school bus transportation company by aggregating operations in selected rural and suburban markets through the consolidation of existing providers and conversion of in-house operations. The company has in excess of 128 contracts with school districts in 10 U.S. states and one Canadian province, and operates a fleet of more than 4,000 vehicles.

Growth Highlights

Revenue millions of U.S.$ | **EBITDA** millions of U.S.$ | **Distributable Cash,** (fiscal 2006) millions of CDN$ | **Contracts**



Annual Revenue Increase: [illegible]
Five-year Revenue CAGR: [illegible]

Annual EBITDA Increase: [illegible]
Five-year EBITDA CAGR: [illegible]

Distributions Increased [illegible] June, 2006

Annual Contract Growth: 16.4%
Five-year average: 18.8%

Table of Contents

Fiscal 2006 By the Numbers

21.2% Revenue Growth, 15.6% EBITDA Growth, 8 Acquisitions, 9 New Bid Wins, More than 1,300 New Vehicles Added

- **Market Leader in School Transportation**

  Acquired 27 companies since inception

  - Proven ABC (Acquisitions, Bids, Conversions) growth strategy
  - Revenue and cash flow growth every year since inception

- **Unique Rural and Suburban Market Focus**

  Operations in 68 locations in 10 U.S. states and one Canadian Province

  - Stable, diversified and expanding contract base throughout North America
  - Emphasis on local branding

- **Strong Customer Relationships**

  Operate more than 128 contracts, 96.6% retention rate since inception*

  - Unparalleled attention to service and safety
  - Focus on collaboration with community groups

* As of fiscal 2006 year-end, renewed 257 of the approximately 266 contracts up for renewal

Dear Fellow Shareholders,

I am pleased to report on a successful second year of operation as a public entity and to tell you that the **wheels are in motion** for another great year ahead.

While we are proud of how far we have come, our primary focus is building on the momentum we have today to create a stronger, more profitable company tomorrow. We performed very well in many areas in fiscal 2006, **delivering double digit growth in revenue and EBITDA.**

Two years ago we had a goal to build a great company with access to a lower cost of capital. This year's long list of accomplishments included numerous **A**cquisitions, **B**id wins and **C**onversions (as part of our **ABC** growth strategy), as well as geographic expansion, prudent cost controls, a commitment to newly designed low emission vehicles, and our first distribution increase.


SCHOOL BUS

Accomplishments

ABC Strategy

The success of our **ABC** growth strategy during fiscal 2006 year culminated in our largest **A**cquisition, Positive Connections, Inc. in Illinois; our largest **B**id in Riverside, California, and our largest **C**onversion, in Altoona, Pennsylvania.

We expect that the accretive growth resulting from these actions and other initiatives taken during fiscal 2006 will allow us to achieve *our committed target of an 85% payout ratio* by the end of fiscal 2007.

Student Transportation completed eight acquisitions over the year, **adding revenue of approximately US $37 million** on an annualized basis. This included our acquisition in Illinois, which provides a platform for growth in the Midwestern U.S. Other acquisitions expanded our U.S. presence in California, Pennsylvania, Maine and New Hampshire and we also added three new locations in Ontario, Canada.

STA was awarded new bid-in contracts **totaling US $16 million** on an annualized basis. These contracts increased our strategic regional density program in California, Connecticut, Vermont, New Jersey, New York, Illinois and New Hampshire and have the added benefit of leveraging our existing infrastructure without increasing our fixed costs.

Subsequent to our fiscal year-end, we announced our largest conversion to date with the privatization of the transportation services of the Altoona Area School District in Pennsylvania. We are pleased to have received the full support of the drivers, staff and administration for this milestone deal.

Geographic Expansion

In keeping with our strategic growth plan, we expanded our geographic presence with the creation of our Canadian operating subsidiary, **Student Transportation of Canada**. This initiative has created significant value primarily through the increase of Canadian dollar cash flows. Since its inception, our Canadian subsidiary has grown to three locations serving Waterloo Region, Peterborough, and most recently, York region. With positive results and an experienced management team at the helm, we expect to see continued success in Canada.

Funding our Future Growth

We amended our current credit agreement during the year to provide for an increase in our revolving and acquisition credit lines. Our new credit agreements will lower our cost of capital and include new low cost operating leases for approximately 100 of our 'replacement capex' vehicles. We intend to continue this cost effective leasing program for our annual replacement vehicles as a method of utilizing our raised capital more efficiently for company growth.

This past year, we raised Cdn $97.2 million in two successful financings in very tough market conditions. Net proceeds from a Cdn $37.2 million offering completed in October, 2005 were used to pay down debt on our credit facilities. The second, a Cdn $60 million offering completed in June, 2006, was used to substantially reduce our bank debt, pay off the entire revolving credit and growth facility, and strengthen our balance sheet.

Fuel Expense

The adverse effects of last year's extreme weather and global uncertainties on market fuel prices did have an impact on our fiscal 2006 results. We continue to seek fuel price protection in all of our contracts. In fiscal 2006, approximately 45% of our fuel usage had customer contract fuel mitigation agreements in place, up from 40% in fiscal 2005. **For fiscal 2007, we are pleased to report that we have approximately 92% of our fuel usage mitigated or capped through a combination of customer contract protection, covering 55% of our fuel, and a fuel hedge in place to protect another 37%.** This will make our fuel expense less volatile going forward. We attribute this achievement to our senior management team's focus on nurturing relationships with our customers and our collaborative management philosophy for problem solving.

Environmental Pioneer

With the awarding of the new Riverside, California contract, we entered into an agreement with several equipment manufacturers to provide new **low emission** vehicles for that area of California. We have worked closely with our customer as well as with the Southern California Air Quality Management District (AQMD) to find and fund solutions for equipment such as new compressed natural gas vehicles. These **produce significantly fewer harmful emissions** and are compliant with the strict environmental regulations of the area. **Using alternative fuel vehicles delivers a positive message about Student Transportation's priorities for the environment.** We are emerging as a pioneer in the shift from traditional diesel engines to low emission vehicles in this geographic area, a shift that will benefit our communities and our environment.

Distribution Increase

As a result of our accomplishments, the Board of Directors announced in May, 2006 that the annual distribution would be raised 1.9% to Cdn $1.095 per IPS from Cdn $1.075 per IPS. The distribution increase speaks to our sound financial position and our intense focus on increasing shareholder value. To create stable distributions for our valued shareholders, the majority of our distributions are hedged for the next five years. We have also grown our Canadian dollar revenues from Cdn $0 to over Cdn $13 million which creates a natural hedge against currency fluctuations.

Moving Forward

STA has grown by consistently delivering safe, on-time service with a local face. Our contract retention rate remains strong at 96.6% since inception. This success has led to a compounded annual contract growth rate of **18.8%** over the last five years. Our success in establishing platforms and building regional density in our target markets will drive our future growth. We will continue to emphasize the importance of local management and strengthening relationships to fully understand local issues, markets and cultures.

Outlook

We are optimistic about the business environment and opportunities that lie ahead for the Company over the next fiscal year. **We believe that the initiatives put in place at the end of fiscal 2006 will greatly benefit our performance in fiscal 2007.**

More than two thirds of North American school boards continue to own and operate their own fleets. Many of these boards are looking to create efficiencies while pursuing their top priority – funding education. As evidenced in our accomplishment this year with the Altoona Area School District in Pennsylvania, an operational and organizational change involves time and creative solutions. Future success will be driven by the demonstration of compelling economic solutions for school boards and attention to addressing employees' needs to gain their full support.

At Student Transportation, we remain true to the characteristics our company has come to be known for – safety, service, creating jobs and supporting our communities. **We will maintain our disciplined growth strategy and careful expense management to ensure that our average return on capital exceeds our average cost of capital.**

I would like to personally thank the over 4,500 dedicated drivers, attendants, mechanics, supervisors, safety personnel, and management team of Student Transportation who continue their unwavering commitment to service and safety. You remain the engine that drives our business.

I would also like to acknowledge my fellow board members for your dedication to our shareholders. You have consistently provided valued guidance to me and our entire management team and you have challenged us to create increased shareholder value.

Finally, I want to extend my appreciation to my fellow shareholders for your trust and support. We never forget that you have entrusted your hard-earned money in the future of our company. We are committed to continuing to provide you with stable distributions and increased shareholder value.

This year's results and our future prospects clearly indicate the **wheels are in motion** for continued success.

Thank You,

Denis J. Gallagher,
Chairman of the Board and Chief Executive Officer

Operating Regions 2006


Ontario
Minnesota
Maine
VT
NH
New York
CT
NJ
Pennsylvania
Illinois
California

STA Student Transportation of America

- **New England**
  Connecticut, Maine, New Hampshire, Vermont
  Office: Acton, MA

- **Mid-Atlantic**
  New Jersey, New York
  Office: Wall, NJ

- **Midwest**
  Illinois, Minnesota
  Office: Harvey, IL

- **Pennsylvania**
  Office: Carnegie, PA

- **West**
  California
  Office: Goleta, CA

STC Student Transportation of Canada Inc.

- **Ontario, Canada**
  Office: Breslau, ON

In the Classroom

with Student Transportation Management



On Building Through our A-B-C Strategy

Denis J. Gallagher, Chairman of the Board and CEO

Student Transportation clearly demonstrated its ability to execute on our **A-B-C** strategy (**A**cquisitions, **B**ids and **C**onversions) in fiscal 2006.

A

Acquisitions

For the acquisition part of our **A-B-C** strategy, we focus on businesses that can be easily integrated into our existing regional infrastructure. In fiscal 2006, we completed **eight successful acquisitions**. These acquisitions added two new geographic regions to our operations and expanded our footprint in four existing regions.

In the first quarter of fiscal 2006, we acquired A&E West Coast Transport in the San Jose/Silicon Valley area of California. This was followed by the acquisition of James O. Sacks Inc., a student transportation company in Pennsylvania. These acquisitions were integrated into our existing infrastructure. The acquisition of the School Bus Division of Ayr Coach Lines in Waterloo, Ontario, Canada was our first Canadian acquisition, made by our new operating subsidiary, **Student Transportation of Canada (STC)**.

The second quarter saw two tuck-in acquisitions in the U.S., Hudson Bus Lines Inc. of Maine and Byrd Yeany Busing, Inc. of Pennsylvania. Both of these served to strengthen our regional density in these states.

In the third quarter, STC carried its momentum from the beginning of the fiscal year with its third Canadian acquisition when we acquired assets and contracts from Liftlock Coach Lines Ltd. group of companies in Peterborough, Ontario.

We made another tuck-in acquisition in New Hampshire during the fourth quarter when we acquired McCrillis Transportation Inc. Our acquisition of **Positive Connections Inc.** of Illinois, also during the fourth quarter, **is our largest since our IPO** and marks a new platform for Student Transportation in the Midwestern U.S.

B

Bids

The bid portion of our **A-B-C** strategy was also very successful in fiscal 2006.

During the first quarter, we were awarded several new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York. All of these contracts, of which the majority are long term, are in regions where we have an existing presence.

We won two bids in the third quarter: a five-year contract in New Hampshire and a new five-year contract with the Riverside Unified School District in California. We are especially pleased with these two bid wins. In both cases, we were chosen over the incumbent company and selected despite not having the lowest bid.

We concluded fiscal 2006 with three new bid wins. Positive Connections Inc. of Illinois, which we acquired earlier in the year, was awarded two additional contracts beginning in September 2006. We were also awarded a new five-year contract in New Hampshire.

Conversions

Subsequent to year-end, we were awarded a contract to privatize the transportation services for the Altoona Area School District in Pennsylvania. **This conversion, the largest in our history**, has a five-year term that will commence with the 2006-2007 school year.

Since our inception, we successfully acquired and integrated 27 companies, won 31 new school district bids and completed seven school district conversions from public to private sector service, including Altoona. This success is attributed to our disciplined growth strategy and the strong relationships we have established with our customers.

We are confident that we can continue to build on the momentum we have gained in each of these three areas of our growth strategy.

Patrick J. Walker, CFO

On a projected annual revenue basis, **the total dollar value of our acquisitions for fiscal 2006 was approximately US $37 million while our bid wins totaled US $16 million.** This contributed to annual revenue growth of **21.2%.**

Although these numbers provide evidence of the success of our ABC strategy, there are also three financial achievements that are of particular note:

- Our acquisitions and bids are accretive and will lead to increases in cash available for distributions in fiscal 2007;
- During the year, we raised over Cdn $90 million in two offerings, which has enabled us to reduce our interest costs and increase the size of our credit facility.

When evaluating potential acquisitions, bids and conversions, we consistently adhere to **disciplined investment criteria with the interests of our shareholders in the forefront of our minds.** Over the course of the year, our shareholders benefited from various accretive acquisitions and bids that increased cash available for distributions and will lower our payout ratio.

As a specific example, the Positive Connections acquisition is expected to provide an additional Cdn $0.10 per IPS to annual cash available for distributions.

The significant increase in cash available for distributions throughout the fiscal year enabled us to **increase our annual distribution to Cdn $1.095 per IPS from Cdn $1.075 per IPS.**

David A. White, President and COO

There are several pivotal factors in the success of Student Transportation's ABC growth strategy: our focus on rural and suburban markets, our emphasis on local management, and our reputation for customer service and, most importantly, safety.

We focus on rural and suburban markets. These markets typically have higher contract retention and lower operating costs compared to large urban markets. Our size also helps us meet growing customer needs because we are able to take advantage of economies of scale.

As important as it is for Student Transportation to achieve growth by executing our ABC strategy, it is equally important to smoothly integrate these new businesses into our existing operations by **focusing on local relationships**. We are proud to report that all of our acquisitions, bid-ins and conversions in fiscal 2006 involved smooth integrations. In most cases, the acquired company's employees have stayed on with Student Transportation and we were able to secure the full support of the community.

A prime example of this is the James O. Sacks acquisition in Pennsylvania. The company has been in the transportation business for over 30 years and has a longstanding reputation in the industry and with the communities it serves. The organization is easily integrating with our existing operations because we are maintaining the local brand and management team.

This focus on local relationships has helped us maintain our impressive contract retention rate, which is holding strong at 96.6% since inception.

We also continue our relentless focus on safety. Our safety conscious employees work as a team to ensure drivers, mechanics and local terminal managers all contribute to continuous operational improvement. A great example of this teamwork can be found at the Company's Krise Bus Services, Inc. and Ayr Coach Lines subsidiaries in Pennsylvania and Ontario, Canada respectively. Here, safety committees conduct monthly reviews of operations safety to discuss and implement terminal level changes to improve facility, driver and bus route safety.

On Building Regional Density

Denis J. Gallagher

One of our strategic growth priorities is building regional density in attractive rural and suburban markets to gain economies of scale.

Since our inception, we have made a point of **creating regional density from existing platforms, and establishing new platforms in targeted regions** to expand our presence across North America. This past fiscal year was no exception.

In each quarter of fiscal 2006, we were successful in increasing regional density in several of our existing regions. In the first quarter, we were awarded new contracts in Connecticut, New Jersey, Vermont and New York, regions in which we already have existing operations. Also in the first quarter, we established a new region in Ontario, Canada and increased our density in that region with two follow-up acquisitions. In the second quarter, we completed two tuck-in acquisitions in Maine and Pennsylvania and in the third quarter we added to our existing operations in California and New Hampshire. In the fourth quarter, we established a new platform in the Midwestern U.S. by acquiring operations in Illinois and Minnesota.

Patrick J. Walker

Financially, there are clear benefits from building regional density. One of the primary benefits is achieving economies of scale by centralizing administrative functions like accounting and finance, purchasing, legal counsel and insurance.

While our emphasis on regional density has helped us to offset higher fuel costs and maintain our margins, we have been careful to implement fuel mitigation initiatives such as negotiated risk sharing arrangements with our customers. At fiscal year-end, **45% of our contracted revenues had some form of fuel protection** against price increases, ranging from fuel adjustment clauses to outright purchase of fuel by school districts.


STOP

STC's scrapbook

Snapshots from Our First Year


Student Transportation of Canada Inc.
S.T.C.
STOP

David A. White

While we centralize our administrative functions, we also **strive to preserve local strengths and community relationships** by decentralizing operations such as customer relations, safety and driver development.

Building regional density would hardly matter if we as an organization were not able to deliver operational excellence. Each and every day, we are judged by the quality of our service. Our focus on operational excellence means better service and higher contract renewal rates, which can ultimately lead to more regional density.

At the core, we value the safety of our drivers and passengers above all else. We feel that this unwavering commitment to the highest standards of safety and service is what ultimately builds regional density. We have 105 certified and regulated school bus safety instructors who lead stringent training programs to ensure that our drivers meet or exceed these standards. We also have 16 full-time directors and supervisors that are responsible for the implementation of our safety programs. Minimal staff turnover ensures consistent and dependable operations, which is essential to our success.

On Building Our Canadian Subsidiary

Denis J. Gallagher

We have had our eye on Canada since our IPO because we see an attractive market with excellent growth opportunities. We like the demographics and skilled labour pool in the Canadian rural and suburban market, particularly in Ontario. In the months following our IPO, we had several positive discussions with many Canadian operators and school officials, and we felt that the time was right to open an operating facility there. As a result, Student Transportation of Canada (STC) was formed early in fiscal 2006.

We are very optimistic about STC's potential in the Canadian market.

In the summer of 2005, the Ontario Ministry of Education announced a **Cdn $33 million increase** in student transportation funding for the 2005-2006 school year, an increase of 5%. This announcement and the findings noted above were key factors in our decision to establish an operating subsidiary in Canada.

Patrick J. Walker

The creation of STC also results in increasing Canadian dollar cash flows. Our Canadian dollar revenues **have grown from Cdn $0 to more than Cdn $13 million over the last fiscal year.** This creates a natural hedge against currency fluctuations. As our Canadian operations expand, we plan to fund a portion of our distributions from our growing Canadian dollar cash flows.

David A. White

Through STC, we made three acquisitions in southern Ontario this past year. STC's inaugural acquisition was the School Bus Division of Ayr Coach Lines in Waterloo, Ontario. Toshmar Bus Lines, also located in Waterloo region, was acquired in the second quarter. In the third quarter, STC acquired certain school transportation assets and contracts from Liftlock Canada Coach Lines in Peterborough, Ontario. Subsequent to fiscal year-end, we acquired Simcoe Coach Lines Ltd. of York region, Ontario.

With positive results and an experienced management team in place, we look forward to continued growth in Canada.

Our estimates for STC for fiscal 2007 include total revenue of $13.1 million and a total fleet of 318 vehicles. Going forward, we see further expansion opportunities in Ontario.

On Strong Industry Fundamentals

Denis J. Gallagher

In the U.S., $15 billion is spent annually on school bus transportation. There are approximately 450,000 buses operating in the U.S, of which 70% are owned and operated by public school districts. **The remaining 30% are owned and operated by approximately 4,000 private contractors.** In Canada, there are approximately 40,000 school buses in operation, servicing 600 school districts and transporting 2.2 million students each year. Total expenditures on school bus transportation in Canada is estimated at $1.5 billion per year, equivalent to about $650 per student transported, which is about 14% higher than in the U.S. **With approximately 50% of the school buses in Canada being owned or operated by private operators, this suggests that Canadian school districts have been very accepting of outsourcing transportation services.** Ontario school districts have particularly embraced outsourcing school bus services, with over 99% of buses being operated privately.[1]

[1] Source: School Transportation News Buyer's Guide, January 2005

Patrick J. Walker

The school bus transportation industry in the U.S. is highly fragmented. The largest three companies have 50% of the market while the remaining 4,000 have the other 50%. **This fragmentation, as well as the high cost of fuel and changing regulations, creates opportunities for consolidation.** Student Transportation continues to capitalize on these opportunities through the acquisition component of its ABC strategy. With our focus on building relationships, we have developed a reputation as a responsible partner for organizations looking to sell.

David A. White

U.S. demographics also support Student Transportation's philosophy and growth strategy. **The U.S. Department of Education estimates that the growth of the total U.S. school population will be 3.7% between 2002 and 2014.** The unique needs of the special education segment, a fast-growing area of school transportation, is also well-served by Student Transportation. We are confident that Student Transportation is well-positioned to take advantage of the increasing school bus transportation needs created by these statistics.

Corporate Governance

We at Student Transportation fully understand that earning the trust of investors comes from demonstrated honesty, transparency and sound governance. Our Board of Directors is dedicated to the highest standards of corporate governance. As such, the Board is fully committed to a comprehensive corporate governance strategy that promotes the Company's long-term well-being and sustainability for the benefit of the shareholders.

The corporate governance policies and practices are substantially compliant with National Policy 58-201, the guidelines of the Canadian Securities Administrators. The Board is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

Student Transportation's board consists of seven directors, of whom four are independent of management. The Board follows a mandate that clearly defines its roles and responsibilities in overseeing the Company's strategy, management team, financial reporting and governance.

Policies

The Board has adopted several policies that reflect best practices in governance and disclosure.

Board Mandate - Defines the role and responsibilities of the Board of Directors.

Disclosure Policy - Ensures the Company adheres to best practices in disclosing and disseminating material information.

Code of Conduct - Sets out the ethical principles guiding all directors, officers and employees of Student Transportation.

Insider Trading Policy - Strictly limits trading by management, the Board and other insiders.

"Whistleblower" Policy - Spells out confidential complaint procedures regarding illegal or unethical behaviour.

All policies, along with the committee charters, are available on Student Transportation's investor web site at www.sta-ips.com.

Committees

Audit Committee

Student Transportation's Audit Committee is responsible for: the oversight and supervision of accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent auditors of Student Transportation report directly to the Audit Committee. The Committee is also responsible for directing the auditors' examination of specific areas and for recommending to the Board of Directors the selection of independent auditors.

The Audit Committee met six times during fiscal 2006. Each member of the Audit Committee is independent of management and deemed financially literate by Multilateral Instrument 52-110 which prescribes certain requirements for audit committees.

Members: George Rossi (Chair), Irving R. Gerstein, David Scopelliti

Compensation, Nominating and Corporate Governance Committee – Student Transportation of America Holdings, Inc.

The Compensation, Nominating and Corporate Governance Committee of Student Transportation of America Holdings Inc. is responsible for: establishing procedures for the identification and recommendation of nominees to the Board of Directors, ongoing assessment of the Board of Directors, its committees and its members, developing and implementing orientation procedures for new directors, advising on and overseeing compensation, and developing and monitoring the Company's approach to governance issues.

The Compensation, Nominating and Corporate Governance Committee of Student Transportation of America Holdings Inc. met eight times during fiscal 2006. Three of the four members of the committee are independent of management.

Members: John W. Crow (Chair), Kenneth B. Needler, Charles B. Grace, Robert E. Reilly**

Directors

Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

As Founder, Chairman and Chief Executive Officer of STA Holdings, Mr. Gallagher has over 27 years of experience in the passenger transportation industry. He previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During his tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, he was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996. Mr. Gallagher played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. He is involved in numerous industry and community activities, currently serving as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX.

John W. Crow
Lead Director

Mr. Crow is a consultant and corporate director from Toronto, Ontario. He is the President of J&R Crow Inc. (economic and financial consultants) and serves on the boards of several public and private entities and other organizations, including Rockwater Capital Corporation, OFI Income Fund, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Canadian Tire Bank, Lawrence Enterprise Fund, and Arts for Children of Toronto. Between 1987 and 1994, Mr. Crow was the Governor of the Bank of Canada. Mr. Crow joined the Research Department of the Bank of Canada as Deputy Chief and became Chief a year and a half later. He was appointed Adviser to the Governor in 1979 and Deputy Governor in May 1981. Prior to his involvement with the Bank of Canada, Mr. Crow worked for more than a decade at the International Monetary Fund in Washington, DC, where he was appointed Chief of the North American Division in 1970.

Irving R. Gerstein

A retired executive, Mr. Gerstein is a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc. He also served as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of 25 years, and is currently a member of its Research Committee.

Kenneth B. Needler

Mr. Needler is the former President and Chief Operating Officer of STA Holdings. He began his career in the passenger transportation industry in 1972 with a company that was subsequently acquired by Laidlaw, Inc. He was named President and Chief Operating Officer of the Company in July 1999, and served as such until June 30, 2005, after being appointed to STA Holdings' Board of Directors in 1998. Between 1972 and 1990, he served in a number of management capacities at Laidlaw, Inc. including Division Manager, Regional Vice President, and President of the Canadian school bus operations. In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group.

George Rossi

Mr. Rossi is a consultant and corporate director. He serves on the boards of several public and private entities including Spectra Premium, a fuel tank and automotive replacement parts manufacturer, Dolan Media, a publisher of local business and legal newspapers in the United States, OFI, a manufacturer and distributor of insulation products, and Radio Nord Communications, a Quebec broadcaster. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002-2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company.

David Scopelliti

Mr. Scopelliti is the Managing Director – Corporate Development and Client Service at PCG Asset Management. He has over 18 years of experience as a principal investor in the private equity and debt markets. He was most recently head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security industry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on Mezzanine and Private Equity transactions. Previous to that, Mr. Scopelliti was the founder and head of ING's New York Merchant Banking Group, focusing on Mezzanine and Private Equity capital in support of buyouts and growth financing.

David A. White

President and Chief Operating Officer

As the President and Chief Operating Officer of Student Transportation of America, Mr. White has more than 25 years of business experience, serving in numerous executive roles. Prior to joining the Company, he served as President of Alcan Pharmaceutical Packaging – Americas from 2004 to 2005, Chairman and CEO of Roam IT Inc. (a software company that provides electronic patient care records for the mobile healthcare market) from 2000 to 2004, and still serves as its Chairman. From 1997 to 2000, Mr. White served as the General Partner of Harlingwood Equity Partners where he was involved with industry consolidations. Between 1990 and 1997, Mr. White held numerous positions with Laidlaw Inc. including President of MedTrans (Laidlaw's North American ambulance service company), Regional Vice President of Laidlaw's Western Canada busing operations, and Vice President of Finance of Laidlaw's school bus operations.

Charles B. Grace*

Mr. Grace is currently a Managing Director with Wynnchurch Capital, Ltd., a private equity firm based in Lake Forest, Illinois. Prior to joining Wynnchurch Capital in 2000, he spent several years in investment banking and principal investing with GE Capital Merchant Banking, Salomon Smith Barney, Inc. and A.G Edwards & Sons, Inc.

Robert E. Reilly*

Mr. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, he was the President and a director of DHR International, an executive search firm with offices throughout the United States, Europe and Asia. In this capacity, he successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in various industries. Prior to joining DHR, Mr. Reilly served as a Senior Vice President, Strategic Group of LaSalle Partners, now Jones Lang LaSalle. As coordinator of LaSalle's firm-wide New Business Development, he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively.

*Member of Board of Directors of Student Transportation Holdings, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the annual audited financial statements and footnotes for the period ended June 30, 2006. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September 25, 2006. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs"). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an over allotment option granted in connection with the IPS Offering. As part of the exercise of the over allotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the over allotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

The holders of the Class B shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B shares held by the Existing Investors have the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company does not buy back the Class B shares held by the Existing Investors, the dividend on such shares will increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to and the "Enhanced Dividend"). The terms of the Class B shares provide the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B shares.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of Cdn $37,200,000. The net proceeds (after commission and fees) were used entirely to pay down debt on the credit facility. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The issuance of additional IPSs pursuant to the Private Placement includes the issuance of an additional $10.0 million (Cdn $11.9 million) of Subordinated Notes as part of the IPSs issued.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of Cdn $60,025,000. The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including

Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The issuance of additional IPSs pursuant to the Bought Deal includes the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

On December 8, 2005, at the annual general meeting, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). The EIP is intended to (a) align the interest of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among employees, officers and consultants. Under the EIP, stock options, stock appreciation rights, restricted shares, performance units, deferred stock, dividend equivalents, or other stock based awards may be granted as defined in the EIP. During fiscal year 2006, Class B restricted shares were the only type of award granted under the EIP. The restricted shares are non-transferable and subject to forfeiture if the employee does not satisfy certain conditions included in the applicable award agreement. The Class B shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. In order to differentiate the Class B shares held by the Existing Investors and the Class B shares to be issued pursuant to the EIP, STA Holdings amended its certificate of incorporation on March 30, 2006, to split the 2,000,000 authorized Class B shares into 873,000 Class B - Series One shares, and 1,127,000 Class B - Series Two shares, the latter being available for use for share grants under the EIP. The two classes are pari passu in every respect except that the Class B - Series Two shares do not have the Negotiation Right or the entitlement to the Enhanced Dividend. A maximum of 717,747 Class B - Series Two common shares are available for issuance in connection with grants of awards under the EIP.

On April 5, 2006, STA Holdings granted 133,549 Class B - Series Two common shares pursuant to the EIP. The Company recognized $0.9 million in non-cash stock based compensation expense related to the April 5, 2006 grant of 133,549 restricted shares during the quarter ended June 30, 2006. The issuance of Class B - Series Two common shares represents additional minority interest to the Company. In connection with these grants of shares under the EIP on April 5, 2004, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remain outstanding as at June 30, 2006.

The Company holds a 95.5% interest in STA Holdings as at June 30, 2006 through its ownership of the Class A shares of STA Holdings Inc. Prior to the Private Placement and Bought Deal, the Company held a 93.6% interest in STA Holdings.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the North America.

Results of Operations (in 000's of U.S.$, except per share data)

The financial statements for the three and twelve month periods ended June 30, 2006 reflect the operations of the Company as a public company. As the Company commenced operations on December 21, 2004 upon completion of its IPO, the period from inception to June 30, 2005 (part of fiscal year 2005) represents 193 days of operations as a public company. There are no financial statements for the period prior to the commencement of operations on December 21, 2004 for the Company that can be used on a comprehensive basis for comparison purposes.

In order to enhance its usefulness, this management discussion and analysis compares the public company results for the Company for the three month and twelve month periods ended June 30, 2006 with the operating results of the Company for the three month and 192 day periods ended June 30, 2005 (subsequent to the IPS Offering) and the fiscal periods of STA, Inc. as a private company prior to the IPS Offering on a combined basis to arrive at operating results for the twelve month period ended June 30, 2005, through income before taxes.

	Three Months Ended June 30,		Twelve Months Ended June 30,			
				192 Days	173 Days	Total
	2006	2005	2006	12/21-6/30	7/1-12/20	2005
Revenues	$ 37,860	$ 30,207	$ 132,995	$ 62,738	$ 46,986	$ 109,724
Costs and expenses						
Cost of operations	27,256	21,334	95,424	43,762	33,792	77,554
General and administrative	3,554	2,765	12,802	6,059	4,684	10,743
Non-cash stock compensation	919	-	919	0	157	157
Depreciation expense	4,837	4,140	14,964	8,843	3,500	12,343
Amortization expense	1,633	1,765	6,198	3,248	100	3,348
Total operating expenses	38,199	30,004	130,307	61,912	42,233	104,145
Income (loss) from operations	(339)	203	2,688	826	4,753	5,579
Interest expense	3,548	2,681	13,262	5,727	6,573	12,300
Unrealized loss (gain) on foreign currency exchange contracts	(2,088)	512	(4,262)	(1,000)	0	(1,000)
Other (income) expense	11	99	52	86	377	463
Loss before income taxes and minority interest	(1,810)	(3,089)	(6,364)	(3,987)	$ (2,197)	$ (6,184)
Recovery of income taxes	(1,083)	(1,063)	(2,695)	(1,418)		
Minority interest	130	64	226	24		
Net loss	$ (857)	$ (2,090)	$ (3,895)	$ (2,593)		
Net loss per share	$ (0.04)	$ (0.16)	$ (0.26)	$ (0.20)		

(thousands of dollars)	Fiscal Year Ended June 30,	
Balance Sheet Data	2006	2005
Total assets	254,179	178,650
Total long-term liabilities	139,471	112,746

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Revenues: Revenues for the fourth quarter of fiscal year 2006 were $37.9 million compared to $30.2 million for the fourth quarter of fiscal year 2005, representing an increase of $7.7 million, or 25.3%. In the current fiscal year the Company closed eight acquisitions (two in April 2006), and started operations on three new bid contracts. In addition, the Company did not renew two contracts for the 2006 fiscal year.

These acquisitions and new bid-in contracts accounted for $8.5 million in new business growth, which was partially offset by a $0.6 million revenue reduction resulting from the two contracts not included in the results for the fourth quarter of fiscal year 2006. The Company also experienced a $0.4 million decrease in revenues resulting from a

shift in summer school calendar days from June 2006 to July 2006 in two California locations. The remaining $0.2 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations. Cost of operations for the fourth quarter of fiscal year 2006 was $27.3 million compared to $21.3 million for the fourth quarter of fiscal year 2005, an increase of $5.9 million or 27.8%. The acquisitions and new bid in contracts accounted for $5.6 million of the total increase in cost of operations, which was partially offset by $0.5 million reduction resulting from the two contracts not included in the results for the fourth quarter of fiscal year 2006. In addition, the Company incurred $0.3 million in start up costs in the fourth quarter of fiscal year 2006 related to the start up of the Riverside, California bid award for the 2006-2007 school year. The remaining $0.5 million increase in cost of operations, net of new business, start up costs and contracts not renewed for the fiscal year 2006, resulted primarily from higher fuel costs and increased salaries and wages. Cost of fuel, net of new business and contracts not renewed for the fiscal year 2006, for the fourth quarter of fiscal year 2006 was $0.3 million higher than the fourth quarter of fiscal year 2005, and as a percentage of revenue increased to 7.8% for the fourth quarter of fiscal year 2006 from 6.6% for the fourth quarter of fiscal year 2005. The effect of higher market fuel prices during fiscal year 2006 on the Company's results was partially mitigated due to approximately 40% to 45% of our contracts including some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. Salaries and wages, net of new business, start up costs and contracts not renewed for the fiscal year 2006, increased $0.2 million due primarily to higher driver wages, and increased as a percentage of revenue to 41.5% in the fourth quarter of fiscal 2006 from 40.5% in the fourth quarter of fiscal 2005.

General and Administrative Expense: General and administrative expense for the fourth quarter of fiscal year 2006 was $3.6 million compared to $2.8 million for the fourth quarter of fiscal year 2005, an increase of $0.8 million or 28.5%. As a percentage of revenues, total general and administrative expense increased to 9.3% for the fourth quarter of fiscal year 2006 from 9.2% for the fourth quarter of fiscal year 2005. The acquisitions and new bid in contracts, along with the start up costs accounted for $0.4 million of the total dollar increase in general and administrative expense, while the remaining $0.4 million increase in general and administrative expense, net of new business for fiscal year 2006, was due primarily to higher salaries and wages.

Non-Cash Stock Compensation. Non-cash stock compensation expense for the fourth quarter of fiscal year 2006 was $0.9 million. This non-cash expense related to the issuance of 133,549 restricted shares of Class B – Series Two of STA Holdings. These restricted shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP.

Depreciation Expense: Depreciation expense for the fourth quarter of fiscal year 2006 was $4.8 million compared to $4.1 million for the fourth quarter of fiscal year 2005, an increase of $0.7 million. Vehicles associated with the acquisitions and new bid in contracts accounted for $1.0 million in depreciation expense. Depreciation expense as a percentage of revenue was 12.8% for the fourth quarter of fiscal year 2006 compared to 13.7% for the fourth quarter of fiscal year 2005.

Amortization Expense: Amortization expense for the fourth quarter of fiscal year 2006 of $1.6 million was relatively flat compared to $1.8 million for the fourth quarter of fiscal year 2005.

Income/Loss from Operations. Loss from operations was $0.3 million for the fourth quarter of fiscal year 2006 compared to income from operations of $0.2 million for the fourth quarter of fiscal year 2005, a decrease of $0.5 million resulting primarily from the operating line items discussed above.

Interest Expense. Interest expense for the fourth quarter of fiscal year 2006 was $3.5 million compared to $2.7 million for the fourth quarter of fiscal year 2005. The increase in interest expense resulted primarily from an increase of approximately $34.0 million in the average level of outstanding debt, partially offset by a decline in the weighted average interest rate of 0.3% experienced in the fourth quarter of fiscal year 2006 compared to the fourth quarter of fiscal year 2005.

Unrealized Gain/Loss on Foreign Currency Exchange Contracts: Unrealized gain on foreign currency exchange contracts of $2.1 million for the fourth quarter of fiscal year 2006 and unrealized loss on foreign currency exchange contracts of $0.5 million for the fourth quarter of fiscal year 2005 reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the U.S. dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense: Other expense for the fourth quarter of fiscal year 2006 and 2005 related primarily to losses on asset dispositions.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $1.8 million for the fourth quarter of fiscal year 2006 compared to a loss of $3.1 million for the fourth quarter of fiscal year 2005, an improvement of $1.3 million. This improvement resulted primarily from the $2.6 million change in unrealized gain/loss on foreign currency exchange contracts partially offset by the $0.5 million decrease in income from operations discussed above, and the $0.8 million increase in interest expense.

Minority Interest: Minority interest for the fourth quarter of fiscal year 2006 amounted to $130 thousand, while minority interest for the fourth quarter of fiscal year 2005 amounted to a benefit of $64 thousand. These amounts represents the minority portion of the consolidated loss, before minority interest and interest expense associated with the Subordinated Notes, for the fourth quarter of fiscal year 2006 and fiscal year 2005.

Net Loss: Net loss for the fourth quarter of fiscal year 2006 amounted to $0.9 million, which includes a recovery of income taxes of $1.1 million. Net loss for the fourth quarter of fiscal year 2005 amounted to $2.1 million, and includes a recovery of income taxes of $1.1 million. Net loss per IPS unit was $0.05 and $0.16 cents for the fourth quarter of fiscal year 2006 and the fourth quarter of fiscal year 2005, respectively.

Twelve Months Ended June 30, 2006 Compared to Twelve Months Ended June 30, 2005

Revenues: Revenues for the 2006 fiscal year were $132.9 million compared to $109.7 million for the 2005 fiscal year, representing an increase of $23.3 million, or 21.2%. The Company closed eight acquisitions in the 2006 fiscal year and started operations on three new bid-in contracts for the 2006 fiscal year. In addition, the Company did not renew two contracts for the 2006 fiscal year.

These acquisitions and new bid-in contracts accounted for $19.2 million in new business growth, which was partially offset by a $2.4 million revenue reduction resulting from the two contracts not included in the results for fiscal year 2006. The Company also experienced a $0.4 million decrease in revenues resulting from a shift in summer school calendar days from June 2006 to July 2006 in two California locations. The remaining $6.9 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations. Cost of operations for the 2006 fiscal year was $95.4 million compared to $77.5 million for the 2005 fiscal year, an increase of $17.9 million or 23.0%. The acquisitions and new bid in contracts accounted for $12.6 million of the total increase in cost of operations, which was partially offset by $2.1 million reduction resulting from the two contracts not included in the results for fiscal year 2006. In addition, the Company incurred $0.3 million in start up costs in the fourth quarter of fiscal year 2006 related to the start up of the Riverside, California bid award for the 2006-2007 school year. The remaining $7.1 million increase in cost of operations, net of new business, start up costs and contracts not renewed for the fiscal year 2006, resulted primarily from increased salaries and wages, fringe benefits, fuel, and maintenance costs. Salaries and wages, net of new business, start up costs and contracts not renewed for the fiscal year 2006, increased $3.5 million due primarily to increased revenue, and increased as a percentage of revenue to 41.9% in the fiscal year 2006 from 41.1% in the fiscal year 2005. Fringe benefits, net of new business, start up costs and contracts not renewed for the fiscal year 2006, increased $1.1 million, due primarily to higher payroll based taxes related to the higher salaries and wages and higher workers compensation insurance accruals, and increased as a percentage of revenue to 10.6% for the fiscal year 2006 from 10.2% for the fiscal year 2005. Cost of fuel, net of new business and contracts not renewed for the fiscal year 2006, was $1.7 million higher than the fiscal year of fiscal year 2005, and as a percentage of revenue increased to 7.6% for the 2006 fiscal year from 6.5% for the 2005 fiscal year. The effect of higher market fuel prices during fiscal year 2006 on the Company's results was partially mitigated due to approximately 40% to 45% of our contracts including some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by

school districts. Maintenance costs, net of new business, start up costs and contracts not renewed for fiscal 2006, increased $0.5 million due to higher parts expense experienced during the 2006 fiscal year. Maintenance costs as a percentage of revenue increased slightly to 5.4% for the fiscal year 2006 compared to 5.3% for fiscal year 2005.

General and Administrative Expense: General and administrative expense for the 2006 fiscal year was $12.8 million compared to $10.7 million for the 2005 fiscal year, an increase of $2.1 million or 19.2%. As a percentage of revenues, total general and administrative expense decreased to 9.6% for the 2006 fiscal year from 9.8% for the 2005 fiscal year. The acquisitions and new bid in contracts, along with the start up costs, accounted for $0.9 million of the total dollar increase in general and administrative expense, while the remaining $1.2 million increase in general and administrative expense, net of new business and start up costs for fiscal year 2006, was due primarily to higher salaries and wages, professional fees and facilities costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the fourth quarter of fiscal year 2006 was $0.9 million. This non cash expense related to the issuance of 133,549 restricted shares of Class B - Series Two of STA Holdings Inc. These restricted shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP. Non-cash stock compensation expense for the 2005 fiscal year was $0.2 million. This non cash expense related to the increase in the estimated fair value of variable employee stock options during fiscal year 2005 prior to the close of the IPS Offering under long-term incentive plans in existence prior to the IPS Offering. The plans, under which the options were granted, along with all options, were terminated upon the close of the IPS Offering.

Depreciation Expense: Depreciation expense for the 2006 fiscal year was $15.0 million compared to $12.3 million for the 2005 fiscal year, an increase of $2.7 million. Vehicles associated with the acquisitions and new bid in contracts accounted for $2.2 million in additional depreciation. As a percentage of revenues, depreciation expense increased to 11.3% for the 2006 fiscal year compared to 11.2% for the 2005 fiscal year.

Amortization Expense: Amortization expense for the 2006 fiscal year was $6.2 million compared to $3.3 million for the 2005 fiscal year, an increase of $2.9 million. The increase in amortization expense represents the full year amortization of contract rights and covenants not to compete related to the allocation of purchase price in connection with the IPS Transactions, along with the acquisitions completed in the 2006 fiscal year compared to a partial year of amortization of contract rights and covenants not to compete related to the allocation of purchase price in connection with the IPS Transactions from the date of the IPO to year end in the 2005 fiscal year.

Income (Loss) from Operations: Income from operations was $2.7 million for the 2006 fiscal year compared to income from operations of $5.6 million for the 2005 fiscal year, a decrease of $3.3 million resulting primarily from the $5.6 million increase in depreciation and amortization expense (related to the allocation of purchase price in connection with the IPS Transactions), partially offset by the operating line items discussed above.

Interest Expense. Interest expense for the 2006 fiscal year was $13.3 million compared to $12.3 million for the 2005 fiscal year, an increase of $1.0 million, or 7.8%. An increase of approximately $30.8 million in the average level of outstanding debt combined with an increase in the weighted average interest rate of 0.1%, partially offset by a decline of approximately $26.8 million in the weighted average level of outstanding mandatorily redeemable preferred stock accounted for the net increase in interest expense. Non-cash dividends on mandatorily redeemable preferred stock, reflected as interest expense in fiscal year 2005, amounted to $3.0 million related to the weighted average mandatorily redeemable preferred stock of $26.8 million outstanding during the 2005 fiscal period. This mandatorily redeemable preferred stock was completely redeemed in December 2004 in connection with the IPS Offering and no non-cash dividends on mandatorily redeemable preferred stock were recorded during fiscal year 2006.

Unrealized Gain on Foreign Currency Exchange Contracts: Unrealized gain on foreign currency exchange contracts of $4.3 million and $1.0 million for the 2006 fiscal year and the 2005 fiscal year, respectively, reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the U.S. dollar / Canadian dollar currency exposure on the IPS distributions.

Other Expense: Other expense for the 2006 fiscal year totaled $52 thousand, primarily related to losses on asset disposals. Other expenses for the 2005 fiscal year totaled $0.5 million, primarily related to the non-cash expense of $0.5 million associated with an increase in the fair value of outstanding warrants during the period. The warrants outstanding in the 2005 fiscal period were completely redeemed in December 2004 in connection with the IPS Offering.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $6.3 million for the 2006 fiscal year compared to a loss of $6.2 million for the 2005 fiscal year, an increase of $0.1 million. This increased loss resulted primarily from the $5.6 million increase in depreciation and amortization (related to additional depreciation and amortization expense for vehicles associated with the acquisitions and new bid-in contracts and the allocation of purchase price in connection with the IPS Transactions), combined with the $1.0 million increase in interest expense, partially offset by the $3.3 million change in unrealized gain on foreign currency exchange contracts, the $0.4 million decrease in other expense and the other operating changes described above.

Minority Interest: Minority interest for the 2006 fiscal year amounted to $0.2 million, while minority interest for the 2005 fiscal period amounted to $24 thousand. These amounts represent the minority portion of the consolidated loss, before minority interest and interest expense associated with the Subordinated Notes, for the fiscal year 2006 and the 2005 fiscal period subsequent to the IPS Offering.

Net Loss: Net loss for the 2006 fiscal year amounted to $3.9 million, which includes a recovery of income taxes of $2.7 million. Net loss for the 2005 fiscal year amounted to $4.8 million, and includes a recovery of income taxes of $1.4 million. Net loss per IPS unit was $0.25 cents for the 2006 fiscal year and $0.20 cents for the 2005 fiscal period subsequent to the IPS Offering.

Liquidity and Capital Resources

The Company entered into a credit agreement in connection with the IPS Offering that included a $31.0 million term loan facility, a $25.0 million revolving loan facility and a $15.0 million acquisition loan facility. The acquisition loan facility is available to fund acquisitions and investment requirements for new revenue and bid in contracts. During fiscal year 2006, the Company secured several amendments to the credit facility, to (i) provide for an additional $15.0 million of capacity under the acquisition loan facility, (ii) establish a new Cdn $3.0 million revolving loan facility and a Cdn $10.0 million acquisition loan facility, (iii) revise certain definitions governing the consistent payment of interest and dividends during interim fiscal periods based on the seasonal nature of the Company's cash flow and the partial recognition of cash flow associated with growth spending during interim fiscal periods, (iv) reduce the senior leverage ratio from 2.50 to 2.25 effective October 1, 2005 through October 1, 2006, and (v) secure interest rate reductions (applicable margin reductions) of 75 basis points effective March 30, 2006, and an additional 75 basis points effective June 15, 2006. The new Canadian dollar loan facilities were established to finance the Company's operating entrance into the Canadian market.

On October 25, 2005, the Issuer sold 3,100,000 IPS pursuant to the Private Placement for total gross cash proceeds of Cdn $37,200,000. The net proceeds (after commission and fees) were used entirely to pay down debt on the credit facility. Each IPS unit issued pursuant to the Private Placement consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The issuance of additional IPSs pursuant to the Private Placement included an additional $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to the Bought Deal for total gross cash proceeds of Cdn $60,025,000. The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit issued pursuant to the Bought Deal consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The issuance of additional IPSs pursuant to the Bought Deal included an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes.

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on eight acquisitions during the 2006 fiscal year as follows:

- July 29, 2005 - School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 - James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 - Byrd Yeany Busing, Inc. located in Mayport, PA.
- November 9, 2005 - Hudson Bus Lines, Inc. located in Lewiston, Maine.
- December 20, 2005 - Toshmar Bus Lines Ltd., located in Ontario, Canada.
- March 8, 2006 - Liftlock Coach Lines Limited and R. Bennett Bus Lines Ltd. (together, "Liftlock"), located in Ontario, Canada.
- April 18, 2006 - McCrillis Transportation Inc. located in Portsmouth, New Hampshire.
- May 1, 2006 - Positive Connections, Inc. located in Illinois and Minnesota.

Cash used for acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts was initially funded by borrowings on the acquisition loan facilities of the credit agreement. Net proceeds from the Private Placement on October 25, 2005 and the Bought Deal on June 14, 2006 were used to repay all acquisition loan borrowings outstanding at such times. As such, borrowing availability under the acquisition loan facilities of the credit agreement were approximately $38.9 million as at June 30, 2006.

During the 2006 fiscal year, the Company generated $12.8 million in net cash from operating activities. The Company's investing activities for the 2006 fiscal year resulted in a use of cash of $65.6 million. Included in these investing activities were (i) the acquisitions closed during the 2006 fiscal year, (ii) capital expenditures associated with the new bid-in contracts and additional new revenue contracts awarded to existing terminal locations of $17.4 million and (iii) $5.1 million in net expenditures related to replacement capital expenditures. The Company's financing activities for the 2006 fiscal year represented a source of cash of $58.8 million. Included in these financing activities were (i) $29.5 million in net proceeds from the issuance of additional IPSs in October 2005 and $50.4 million in net proceeds from the issuance of additional IPSs in June 2006, which include $1.6 million in debt issuance costs related to these offerings, (ii) $50.2 million in proceeds from borrowings on the acquisition lines under the Company's credit agreement to fund the growth spending associated with the eight acquisitions, three new bid-in contracts and other new revenue contracts awarded for the 2006 fiscal year on an interim basis, (iii) $57.5 million in repayments on the Company's senior credit facility (acquisition lines and prepayment of term loan), (iv) $5.4 million in net repayments on the revolving lines under the credit agreement, and (v) $0.5 million in repayment of seller debt, $0.6 million in other debt issuance costs and $7.3 million in dividend payments made during the 2006 fiscal year.

At June 30, 2006, debt outstanding under the credit agreement was $24.3 million. The Company had approximately $26.7 million and $38.9 million in borrowings available under the revolving credit facilities and the acquisition loan facilities of the credit agreement, respectively. In addition, at June 30, 2006, outstanding debt included approximately $4.5 million in promissory notes due to former owners and equipment financing, and $80.5 million in Subordinated Notes and Separate Subordinated Notes. The credit agreement has a maturity date of December 21, 2007, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates. At June 30, 2006, the Company had no off-balance sheet debt or similar obligations.

We operate a fleet of approximately 4,000 vehicles as at June 30, 2006, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota. The PCI purchase and sale agreement includes a contingent purchase price payment provision related to the award of two additional revenue contracts for services for the

upcoming school year commencing in September 2006. The estimate of this contingent payment has been included in the preliminary purchase price and been reflected as a component of seller debt in the Company's June 30, 2006 balance sheet.

In February 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"). The Riverside contract is expected to add approximately $9.0 million in annual revenue to the Company's existing business in California commencing with the 2006-2007 school year that began in late June / early July with summer school operations, which includes additional routes added by Riverside subsequent to the contract award. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel. The Company expect funded the investment requirements of the Riverside contract with proceeds from the June 2006 Bought Deal.

Also in February 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts are with school districts that are contiguous to several current terminal operations of the Company in the state. Combined, these two tuck-in bid wins to the Company's New England region are expected to add approximately $2.7 million in annual revenue. The Company funded the investment requirements of the Hudson and Peterborough bid wins with proceeds from the June 2006 Bought Deal.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion (see "Subsequent Events"). Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of IPSs.

Cash Available for Distribution

Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP") and does not have a standardized meaning prescribed by Canadian GAAP. Cash available for distribution may not be comparable to similar measures used by other companies or income trusts. Our cash available for distribution consists of (i) net income adjusted to add back (a) non cash items such as minority interest, future income taxes, unrealized gain / loss on foreign currency exchange contracts, non cash stock compensation expense, amortization of deferred financing costs, depreciation and amortization expense, (b) other income / loss and (c) interest expense, less (ii) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (iii) cash interest expense other than cash interest on the IPS Subordinated Notes, and (iv) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDA represents earnings before interest, taxes, depreciation and amortizations, non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Substantially all of the Company's operations and earnings are in U.S. dollars while distributions to holders of its IPSs are made in Canadian dollars. Cash available for distribution to IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions on outstanding IPS units for the three months and twelve months ended June 30, 2006, aggregated $3.9 million (Cdn $4.7 million) and $13.8 million (Cdn $16.7 million), respectively. These distributions include dividends on the STA common stock component of the IPS units and interest payments on the Subordinated Notes component of the IPS units. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.2 million and $0.8 million for the three months and twelve months ended June 30, 2006, respectively. The distributions were funded by cash generated from operations in each period.

Cash Available for Distribution for the three months and twelve months ended June 30, 2006 – reconciliation of cash flow from operations to cash available for distribution.

(in 000's, except per unit amounts)		Three Months Ended 6/30/06	Twelve Months Ended 6/30/06
Cash flows provided by operating activities		$ 7,003	$ 12,803
Adjustments:			
Changes in non-cash working capital items		(3,302)	247
Changes in other assets and liabilities		120	(98)
Cash interest expense		3,229	11,817
EBITDA		$ 7,050	$ 24,769
Less:			
Minority interest in cash flow of subsidiaries		(215)	(788)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,264)	(4,940)
Cash taxes paid		-	(179)
Maintenance capital expenditures		(88)	(5,084)
Cash Available for IPS Distributions	U.S.$	$ 5,483	$ 13,778
Cash Available for IPS Distributions	$Cdn	$ 6,570	$ 16,716
Cash Available per IPS Unit	$Cdn	$ 0.38	$ 1.08
Total IPS Distributions			
Interest on IPS Subordinated Notes	$Cdn	$ 2,356	$ 8,347
Dividends on common shares	$Cdn	$ 2,381	$ 8,348
Total IPS Distributions	$Cdn	$ 4,737	$ 16,695
Total IPS Distributions per IPS Unit	$Cdn	$ 0.27	$ 1.08

Cash available for distributions for the twelve months ended June 30, 2006 is translated into Canadian dollars at a weighted average rate of Cdn $1.2132 to U.S. $1.00. The Company entered into a five-year Canadian dollar / U.S. dollar forward contract for distributions associated with the IPS Units issued in connection with the IPS Offering. The Company has funded the distributions associated with the IPS units issued in connection with the October 25, 2005 Private Placement through a combination of cash flows from the Company's Canadian operations and purchases of

Canadian dollars. Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the units issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPS Units issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through July 2008. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

Outstanding Share Data

As at June 30, 2006 and September 20, 2006, the Company had 20,764,554 IPSs outstanding. Each IPS represents one common share of STA Ltd., and Cdn $3.847 principal amount of 14% Subordinated Notes.

Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and lease obligations. The following table shows our contractual obligations and commitments related to our outstanding indebtedness as at June 30, 2005 and the related payment period by period due (in thousands of dollars).

	6/30/06 Balance	FYE 6/07	FYE 6/08	FYE 6/09	FYE 6/10	FYE 6/11	Thereafter
New Credit Agreement	$ 24,300	$ -	$ 24,300	$ -	$ -	$ -	$ -
Subordinated Notes and Separate Subordinated Notes	80,524	-	-	-	-	-	80,524
Seller debt	4,447	2,356	1,806	160	100	25	-
Equipment financing	110	94	16	-	-	-	-
	$ 109,381	$ 2,450	$ 26,122	$ 160	$ 100	$ 25	$ 80,524

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

As at June 30, 2006, the Company had no off-balance sheet debt or similar obligations.

We lease certain facilities under non-cancelable operating leases. Rent expense totaled $3.1 million and $2.5 million for the fiscal year ended June 30, 2006 and June 20, 2005, respectively. The terms of these leases and other operating leases expire at various times through 2018.

The following represents future minimum rental payments under non-cancelable operating leases (in thousands of dollars):

Year Ended	Operating Leases
2007	$ 3,952
2008	2,214
2009	1,868
2010	1,639
2011 and thereafter	2,619
Total Minimum Payments	$ 12,292

We have employment agreements with certain key employees, providing for minimum aggregate annual compensation of $2.1 million in each calendar year. Additionally, certain of such employment agreements provide for various incentive compensation payments as determined by the Company's board of directors.

Subsequent Events

On July 12, 2006, STA Holdings granted 151,740 Class B - Series Two common shares pursuant to the EIP. The Company will recognize non cash stock based compensation expense related to the July 12, 2006 grant of restricted shares during the quarter ended September 30, 2006. The issuance of Class B - Series Two common shares represents additional minority interest to the Company.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd., located in Sutton, Ontario. The acquisition increases Canadian dollar cash flow and is expected to add approximately Cdn $5.0 million in annual revenue to the Company's Canadian operations.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term and is expected to generate more than $2.5 million in annual revenue, commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the upcoming 2006 - 2007 school year. The term of the lease is for six years at an implicit rate of 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease.

On August 24, 2006, STA Holdings granted 138,333 Class B - Series Two common shares pursuant to the EIP. These restricted share grants were in respect of the achievements of management during the 2006 fiscal year. While these restricted share grants related to Fiscal 2006, the related compensation expense is recognized in the period in which they area granted pursuant to accounting rules. Thus, the Company will recognize non cash stock based compensation expense related to the August 24, 2006 grant of restricted shares during the quarter ended September 30, 2006. The issuance of Class B - Series Two common shares represents additional minority interest to the Company.

On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to fluctuations in market fuel prices. The commodity swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties will be calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / U.S.$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates.

As at June 30, 2006 our material variable rate borrowings included our outstanding term loan facility borrowings under the credit agreement. At inception of the credit agreement, we put in place an interest rate cap agreement. The notional amount of the interest rate cap agreement is $31.0 million, and in accordance with the terms of the interest rate cap agreement limits the interest rate on such notional amount. As at June 30, 2006 we had $24.3 million in outstanding indebtedness related to the term loan facility. A 100 basis point increase in interest rates, applied to these borrowings as at June 30, 2006, would not result in any annual increase in interest expense or corresponding reduction in cash flow due to the interest rate cap agreement in place.

In connection with the IPS Offering, we are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated distributions from STA., Inc to STA Holdings will be paid in U.S. dollars and the currently anticipated IPS distributions will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, at the time of the IPS Offering we entered into a five year Canadian dollar / U.S. dollar forward contract at a rate of Cdn $1.2275 to US $1.00 for the total amount of currently anticipated monthly IPS distributions through January 2010. The Company has entered into new forward contracts on quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2006, the Company had 60 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	U.S.$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per U.S.$ (weighted average)
July 2006-June 2007	12	11.9	14.7	1.2275
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	11.9	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
		60.7	73.5	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for $5.6 million in annual distributions. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through July 2008. The Company intends to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

At June 30, 2006, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $4.3 million. If STA Holdings had liquidated the contracts and realized a gain, it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the IPSs.

Summary of Quarterly Results

	2nd Qtr 2005 *Note 1*	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006
Revenues	$ 1,083	$ 31,448	$ 30,207	$ 19,844	$ 35,358	$ 39,933	$ 37,860
Net loss	$ (64)	$ (439)	$ (2,090)	$ (1,426)	$ (1,177)	$ (435)	$ (857)
Net loss per share	$ (0.01)	$ (0.03)	$ (0.16)	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)

Note 1: The 2nd Quarter 2005 is for the period December 21, 2004 to December 31, 2004.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of

the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. The Company paid $0.3 million and $21 thousand to Coast Cities during the 2006 fiscal year and the period from December 21, 2004 to June 30, 2005, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company paid $0.1 million to Reilly Partners during the 2006 fiscal year for executive search services.

Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual Financial and Interim Filings*, the Chief Executive Officer and Chief Financial Officer of the Issuer evaluated the effectiveness of the Issuer's disclosure controls and procedures (as defined in Multilateral Instrument 52-109) as of June 30, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Issuer's disclosure controls and procedures were effective as of June 30, 2006 to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, would be made known to them by others within those entities.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended June 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements

contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Foreign Currency Translation The functional currency of the Company and STA ULC is the Canadian dollar. The functional currency of the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company and STA ULC are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Subordinated Notes and Separate Subordinated Notes of STA ULC are denominated in Canadian dollars. As the functional currency of STA ULC is the Canadian dollar, exchange rate gains or losses related to the Notes on the translation of the STA ULC financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity.

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statement of operations.

Property and Equipment. Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on property and equipment is computed on the straight-line basis over the estimated useful lives of the assets, which range from three to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

Goodwill and Other Identifiable Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually, or more frequently if circumstances change, on the basis of its fair value. If the carrying amount of goodwill or trade names exceeds their fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Other identifiable intangible assets consists of contracts rights which are amortized on a straight-line basis over an estimated useful life of 21 years, covenants not to compete which are amortized on a straight line basis over an estimated useful live of 2 to 3 years and trade names that have an indefinite life.

Impairment of Long Lived Assets Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate the allowance based on current customer receivable balances, age of customer receivables balances, the customer's financial condition and current economic trends. If the actual uncollected amounts were to significantly exceed the estimated allowance, our results of operations would be materially affected.

Revenue Recognition. Revenue is recognized when the service is provided. Credit is extended based on an evaluation of the customer's financial condition, and generally advance payment is not required. A significant portion of our operations is with school districts on the East and West Coast. Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Insurance Reserves. As at June 30, 2006, we had approximately $3.4 million in recorded insurance reserves. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon estimates provided by our insurance carriers and actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense.

Income Taxes Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a future tax income asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation and other equipment.

Accounting for Derivatives and Hedging Activities. The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the IPSs and the underlying Common Shares and Subordinated Notes would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have

little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and
- we may be unable to identify conversion opportunities or win bid contracts on profitable terms.

We may be adversely affected by rising insurance costs
Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses
We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Risks Related to the Capital Structure

The Issuer is Dependent on the Company for all cash available for distributions
STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the Common Share component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian CAAP. *See "Cash Available for Distribution"*

A significant amount of our cash is distributed, which may restrict potential growth
The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STA and STA ULC may not receive dividends from the Company provided for in the dividend policy the board of directors of the Company adopted or any dividends at all

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Indenture and the Amended and Restated Credit Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

Subject to restrictions set forth in the indenture, the Issuer may defer the payment of interest to holders for a significant period of time

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution

The Subordinated Notes are denominated in Canadian dollars, and payment of the subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional arrangements as contracts related to the initial five year agreement expire and (ii) and entered into additional arrangements subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS distributions for the next five years and approximately 85% of currently anticipated monthly IPS distributions through July 2008, and that STA intends to fund the remaining amount of currently anticipated monthly IPS distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly IPS distributions, "there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the

transactions described above and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow and may adversely affect the Issuer's cash distributions.

The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt
There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be changed in a manner, which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. On closing of the IPS Offering, the Company received an opinion from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to make interest or dividend payments on the Subordinated Notes and the common shares owned by STA and may affect the Company's ability to continue as a going concern.

In addition, Non-U.S. Holders may be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes. The Company's tax deduction for interest may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

For further discussion of the foregoing and other risk factors reference should be made to the Company's Annual Information Form dated September 26, 2006, a copy of which can be obtained at www.sedar.com.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Student Transportation of America Ltd. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. Financial information respecting Student Transportation of America Ltd. appearing throughout this Annual Report is consistent with these consolidated financial statements.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee of Student Transportation of America Ltd. This Committee reviews the consolidated financial statements of the Company, approves them and recommends them to the Board for approval.

Ernst & Young llp, independent auditors appointed by the Board of Directors, upon the recommendation of the Audit Committee have performed an independent audit of the consolidated financial statements, and their report follows. The Company's auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Denis J. Gallagher
Chairman of the Board and Chief Executive Officer
Student Transportation of America Ltd.

Patrick J. Walker
Chief Financial Officer
Student Transportation of America Ltd.

Toronto, Ontario
September 19, 2006

Auditors' Report

To the Shareholders of Student Transportation of America Ltd.:

We have audited the consolidated balance sheets of Student Transportation of America, Ltd. as at June 30, 2006 and 2005 and the consolidated statements of operations and accumulated deficit and cash flows for the year ended June 30, 2006 and the period from December 21, 2004 to June 30, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the year ended June 30, 2006 and the period from December 21, 2004 to June 30, 2005 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Certified Public Accountants

MetroPark, New Jersey
September 19, 2006

Consolidated Balance Sheets

(000's of U.S. dollars)	As at June 30, 2006	As at June 30, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 7,688	$ 1,657
Accounts receivable, net of allowance for doubtful accounts of $116 and $153 at June 30, 2006 and 2005, respectively	12,206	9,514
Inventory	1,584	1,116
Prepaid expenses	5,989	3,537
Other current assets *(Note 15)*	3,464	632
Total current assets	30,931	16,456
Other assets	7,935	7,484
Property and equipment, net *(Note 4)*	95,546	60,873
Foreign currency exchange contracts *(Note 15)*	3,976	940
Other intangible assets, net *(Note 5)*	51,658	48,852
Goodwill *(Note 3 and Note 5)*	64,133	44,045
Total assets	$ 254,179	$ 178,650
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,577	$ 872
Accrued expenses and other current liabilities	12,426	6,628
Current portion of long-term debt *(Note 7)*	2,450	409
Total current liabilities	16,453	7,909
Long-term debt *(Note 7)*	106,931	85,732
Future income tax liability *(Note 6)*	32,540	27,014
Total liabilities	155,924	120,655
Commitments and contingencies *(Notes 11 and 14)*		
Minority interest *(Note 9)*	7,419	6,264
Shareholders' equity		
Common shares *(Note 8)*	112,061	57,469
Accumulated deficit	(16,326)	(5,550)
Cumulative currency translation adjustments	(4,899)	(188)
Total shareholders' equity	90,836	51,731
Total liabilities and shareholders' equity	$ 254,179	$ 178,650

See accompanying notes.

On Behalf of the Board,

Irving R. Gerstein George Rossi Kenneth B. Needler

Consolidated Statements of Operations and Accumulated Deficit

(000's of U.S. dollars - except share and per share amounts)	Year ended June 30, 2006	Period from December 21, 2004 to June 30, 2005
Revenues	$ 132,995	$ 62,738
Costs and expenses:		
Cost of operations	95,424	43,762
General and administrative	12,802	6,059
Non-cash stock compensation	919	-
Depreciation expense	14,964	8,843
Amortization expense	6,198	3,248
Total operating expenses	130,307	61,912
Income from operations	2,688	826
Interest expense	13,262	5,727
Unrealized gain on foreign currency exchange contracts	(4,262)	(1,000)
Other expense	52	86
Loss before income taxes and minority interest	(6,364)	(3,987)
Recovery of income taxes (Note 6)	(2,695)	(1,418)
Minority interest (Note 9)	226	24
Net loss	(3,895)	(2,593)
Accumulated deficit–beginning of period	(5,550)	-
Dividends declared	(6,881)	(2,957)
Accumulated deficit–end of period	$ (16,326)	$ (5,550)
Weighted average number of shares outstanding	15,085,650	12,661,809
Basic and diluted net loss per common share (Note 8)	$ (0.26)	$ (0.20)

See accompanying notes.

Consolidated Statements of Cash Flows

(000's of U.S. dollars)

	Year ended June 30, 2006	Period from December 21, 2004 to June 30, 2005
Operating activities		
Net loss	$ (3,895)	$ (2,593)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Minority interest	226	24
Future income taxes	(2,784)	(1,518)
Unrealized gain on foreign currency exchange contracts	(4,262)	(1,000)
Amortization of deferred financing costs	1,445	703
Non cash stock compensation expense	919	-
Loss on disposal of assets	52	86
Depreciation expense	14,964	8,843
Amortization expense	6,198	3,248
Changes in current assets and liabilities:		
Accounts receivable	898	4,163
Prepaid expenses, inventory and other current assets	(3,445)	455
Accounts payable	701	(1,196)
Accrued expenses and other current liabilities	1,599	25
Changes in other assets and liabilities	187	14
Net cash provided by operating activities	12,803	11,254
Investing activities		
Business acquisitions, net of cash acquired of $863 and $763 at June 30, 2006 and 2005, respectively	(43,401)	(132,171)
Purchases of property and equipment	(22,536)	(2,017)
Redemption of STA Holdings Class C common stock	-	(8,854)
Proceeds on sale of equipment	328	854
Net cash used in investing activities	(65,609)	(142,188)
Financing activities		
Initial Public offering of common shares, net of expenses	-	52,021
Initial Public offering of 14% Subordinated Notes	-	36,244
Issuance of 14.0% Separate Subordinated Notes	-	8,149
Over allotment issuance of common shares, net of expenses	-	5,448
Over allotment issuance of 14% Subordinated Notes	-	3,640
Secondary offerings of common shares, net of expenses	54,592	-
Secondary offerings of 14.0% Subordinated Notes	26,946	-
Deferred financing costs	(2,188)	(6,957)
Common stock dividends	(7,316)	(2,833)
Borrowings on credit facility	98,612	66,350
Payments on credit facility	(111,287)	(29,375)
Repayments on seller debt and equipment financing	(522)	(96)
Net cash provided by financing activities	58,837	132,591
Net increase in cash and cash equivalents	6,031	1,657
Cash and cash equivalents at beginning of period	1,657	-
Cash and cash equivalents at end of period	$ 7,688	$ 1,657

See accompanying notes.

Notes to the Consolidated Financial Statements

For the year ended June 30, 2006 and the period from December 21, 2004 to June 30, 2005 (000's of U.S. dollars unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an over allotment option granted in connection with the IPS Offering. As part of the exercise of the over allotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn $10,857, ($8,854). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the over allotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

The Company currently holds a 95.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. Prior to the Private Placement and the Bought Deal completed during the current fiscal year, the Company held a 93.6% interest in STA Holdings. In connection with the Private Placement and the Bought Deal and the resulting decrease in minority interest percentage related to both, the Company recorded an increase in goodwill and minority interest of $1.3 million on the consolidated balance sheet as at June 30, 2006.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies are described below:

Foreign Currency Translation

The functional currency of the Company, STA ULC and STA Holdings' Canadian operating subsidiaries is the Canadian dollar. The functional currency of the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and STA Holdings' Canadian operating subsidiaries are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Subordinated Notes and Separate Subordinated Notes of STA ULC are denominated in Canadian dollars. As the functional currency of STA ULC is the Canadian dollar, exchange gains or losses related to the Notes on the translation of the STA ULC financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity.

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill and other long-lived assets.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. A significant portion of the Company's operations is with school districts on the East and West coasts of the United States. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on property and equipment is computed on the straight-line basis over the estimated useful lives of the assets, which range from three to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

Goodwill and Other Identifiable Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually, or more frequently if circumstances change, on the basis of their fair value. If the carrying value of goodwill and trade names exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Other identifiable intangible assets consists of contract rights which are amortized on a straight-line basis over an estimated useful life of 21 to 23 years, covenants not to compete which are amortized on a straight-line basis over an estimated useful live of 2 to 5 years and trade names that have an indefinite life (see Notes 3 and 5). Amortization of intangible assets amounted to $6.2 million and $3.2 million for the year ended June 30, 2006 and for the 192 day period ended June 30, 2005, respectively.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to interest expense over the term of the related debt. In addition to the costs associated with the Company's credit agreement, the Company capitalized costs related to its indebtedness incurred in connections with the initial IPS transactions as well as subsequent issuances of additional IPS units associated with the two additional offerings that occurred in October 2005 and June 2006. Total costs capitalized were $9.0 million and $7.0 million as of

June 30, 2006 and 2005, respectively. Amortization expense totaled $1.4 million and $0.7 million for the year ended June 30, 2006 and the 192 day period ended June 30, 2005, respectively. Deferred financing costs are included in other assets in the consolidated balance sheets.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

Revenue Recognition

Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. The Company bills customers on a monthly basis based upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense.

Start-Up Activities

Start-up costs are expensed as incurred.

Accounting for Derivatives and Hedging Activities

The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

Segment Reporting

The Company, through its subsidiaries, is a provider of school transportation and management services to public and private schools in North America. The Company operates in one segment, the school bus transportation industry. While the Company has only one operating segment, it does derive revenue from customers in both the United States and Canada. The table below summaries revenue and assets by geographical area: (in 000's):

	Revenues	Property and Equipment (net)	Goodwill
United States	$ 127,663	$ 90,597	$ 58,569
Canada	5,332	4,949	5,564
Total	$ 132,995	$ 95,546	$ 64,133

Minority Interest

Minority interest consists of the Class B-Series One common shares of STA Holdings retained by the existing investors in STA Holdings upon the close of the IPS Offering as well as Class B-Series Two common shares of STA Holdings issued under the STA Holding Equity Incentive Plan ("EIP"), which was adopted by the shareholders of the Company at the annual general meeting held on December 8, 2005. The Class B common shares represent a 4.5% and 6.4% interest in STA Holdings as at June 30, 2006 and 2005, respectively. (See Note 9).

Earnings (loss) per Share

Earnings (loss) per share is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period.

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue.

Recent Accounting Pronouncements

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

3. Acquisitions

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on eight acquisitions during the 2006 fiscal year as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. located in Mayport, PA.
- November 9, 2005 – Hudson Bus Lines, Inc. located in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd., located in Ontario, Canada.
- March 8, 2006 – Liftlock Coach Lines Limited and R. Bennett Bus Lines Ltd. (together, "Liftlock"), located in Ontario, Canada.
- April 18, 2006 – McCrillis Transportation Inc. located in Portsmouth, New Hampshire.
- May 1, 2006 – Positive Connections, Inc. ("PCI"), located in Illinois and Minnesota.

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $48.4 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change upon the final determination of the fair value of the assets acquired and liabilities assumed.

Current assets, less current liabilities	$ 1,517
Property and equipment	27,412
Intangible assets	8,984
Future income taxes	(8,206)
Subtotal	29,707
Goodwill	18,698
Total	$ 48,405

The purchase price consisted of $44.3 million in cash and $4.1 million in the form of promissory notes. The PCI purchase and sale agreement includes a contingent purchase price payment provision related to the award of two additional revenue contracts for services for the upcoming school year commencing in September 2006. The estimate of this contingent payment has been included in the preliminary purchase price and been reflected as a component of seller debt in the Company's June 30, 2006 balance sheet.

Identifiable intangible assets consist of contract rights of $5.8 million that will be amortized over 21 to 23 years, covenants not to compete of $1.6 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $1.6 million with an indefinite life.

In connection with the IPS Transactions, STA acquired all of the issued and outstanding Class A common shares of STA Holdings, representing an 85.1% interest in STA Holdings, and STA ULC acquired all of the preferred shares of STA Holdings. Upon the closing of the IPS Offering, the existing investors in STA Holdings retained all of the issued and outstanding shares of Class B and Class C common stock of STA Holdings, representing a 14.9% minority interest in STA Holdings at December 21, 2004.

The acquisition of the common shares of STA Holdings has been accounted for under the purchase method of accounting. The net purchase price of the STA Holdings acquisition was approximately $132.9 million. The final allocation of the purchase price to the fair values of assets acquired and liabilities assumed at December 21, 2004 is as follows:

Current assets, less current liabilities	$ 11,980
Property and equipment	68,639
Other assets	1,242
Intangible assets	52,100
Equipment financing	(153)
Promissory notes due to former owners	(876)
Future income taxes	(28,532)
Minority interest	(15,511)
Subtotal	88,889
Goodwill	44,045
Total	$ 132,934

The allocation of the purchase price is based on a third party valuation. Amounts allocated to goodwill and other intangible assets are not deductible for tax purposes, and accordingly, future tax liabilities have been recorded. Intangible assets principally represent the values of contract rights of $30.5 million that will be amortized over 21 years, covenants not to compete of $10.6 million that will be amortized over estimated useful lives of 2 to 3 years and tradenames of $11.0 million with indefinite lives.

In connection with the exercise of the over allotment option and issuance of additional IPSs on January 7, 2005 (see Note 1), net proceeds of $8,854 were used to repurchase and cancel all of STA Holdings' Class C common shares. Upon the purchase of all of the Class C common shares, STA's ownership percentage in STA Holdings increased to 93.6%, resulting in a reduction of minority interest from the issuance of additional IPSs.

4. Property and Equipment

	June 30, 2006	June 30, 2005
Land and buildings	$ 423	$ 423
Transportation equipment	116,836	68,166
Leasehold improvements	311	232
Other machinery and equipment	1,293	895
	118,863	69,716
Less accumulated depreciation and amortization	(23,317)	(8,843)
	$ 95,546	$ 60,873

5. Goodwill and Other Intangible Assets

Intangible assets acquired in connection with the acquisitions detailed in Note 3 consist of the following: (in 000)'s

	2006			2005			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Contract Rights	$ 36,311	$ (2,337)	$ 33,974	$ 30,500	$ (770)	$ 29,730	21-23
Covenants not to compete	12,233	(7,109)	5,124	10,600	(2,478)	8,122	2-5
Tradenames	12,560	-	12,560	11,000	-	11,000	None (Indefinite Life)
Total	$ 61,104	$ (9,446)	$ 51,658	$ 52,100	$ (3,248)	$ 48,852	

The following table represents the changes in the carrying amount of goodwill for the year ended June 30, 2006 and the 192 day period ended June 30, 2005 (in 000's):

Balance as of December 21, 2004 and June 30, 2005	$ 44,045
Goodwill additions related to acquisitions	18,743
Goodwill additions as a result of step acquisitions (Private Placement and Bought Deal)	1,345
Balance as of June 30, 2006	$ 64,133

6. Income Taxes

The tax provisions reported in the consolidated financial statements are made up of the following components (in 000's):

	2006	2005
Federal:		
Current	$ -	$ 29
Future	(2,073)	(1,184)
	(2,073)	(1,155)
State and local:		
Current	89	71
Future	(711)	(334)
	(622)	(263)
Total Provision	$ (2,695)	$ (1,418)

The difference between the effective rate reflected in the provision for income taxes and the amount determined by applying the statutory rate to income before income taxes for the fiscal year ended June 30, 2006 and the 192 day period ended June 30, 2005 is analyzed below (in 000's):

	2006	2005
Provisions for income taxes at statutory rates	$ (2,292)	$ (1,262)
State income states, net of federal effect	(410)	(200)
Other	7	44
	$ (2,695)	$ (1,418)

The components of future income tax balances are as follows (in 000's):

	2006	2005
Future tax liabilities:		
Intangibles	$(17,548)	$(14,842)
Difference in book and tax basis of property and equipment	(23,286)	(21,015)
Other	(803)	-
Total future tax liabilities	$(41,637)	$(35,857)
Future tax assets:		
Net operating loss carry forward	9,097	8,442
Other	-	401
Total future tax assets	9,097	8,843
Net future tax liabilities	$(32,540)	$(27,014)

At June 30, 2006, the Company has available U.S. net operating loss carry forwards of approximately $ 21.8 million expiring in the years 2013 through 2020 and Canadian net operating loss carry forwards of approximately $1.1 million expiring in 2016.

7. Debt

Indebtedness of the Company includes the following (in 000's):

	Amounts Outstanding at			
	June 30, 2006		June 30, 2005	
	Current	Long Term	Current	Long Term
Amended Credit Facility				
Term loan facility	$ -	$ 24,300	$ -	$ 31,000
Revolving credit facility	-	-	-	5,375
Acquisition loan facility	-	-	-	600
Equipment financing	94	16	100	49
Promissory notes due to former owners: interest at 7 %	2,356	2,091	309	475
Subordinated Notes and Separate Subordinated Notes	-	80,524	-	48,233
	$ 2,450	$ 106,931	$ 409	$ 85,732

Maturities of long-term debt are as follows (in 000's):

	Amended Credit Facility	Equipment Financing	Due to Former Owners	Subordinated Debt
Year ending June 30,				
2007	$ -	$ 94	$ 2,356	$ -
2008	24,300	16	1,806	-
2009	-	-	160	-
2010	-	-	100	-
2011	-	-	25	-
Thereafter	-	-		80,524
	$ 24,300	$ 110	$ 4,447	$ 80,524

Amended Credit Agreement

The Company entered into a credit agreement in connection with the IPS offering that included a $31.0 million term loan facility, a $25.0 million revolving loan facility and a $15.0 million acquisition loan facility. The acquisition loan facility is available to fund acquisitions and investment requirements for new revenue and bid-in contracts. During the fiscal year ended June 30, 2006, the Company amended the original credit facility to (i) provide for an additional $15.0 million of capacity under the original acquisition loan facility, (ii) establish a new Cdn $3.0 million revolving loan facility and a Cdn $ 10.0 million acquisition loan facility to finance the Company's operating entrance into the Canadian market, (iii) revise certain definitions governing the consistent payment of the interest and dividends during the interim fiscal periods based on the seasonal nature of the Company's cash flows and the partial recognition of cash flows associated with growth spending during the interim fiscal periods, (iv) reduce the senior leverage ratio from 2.50 to 2.25 effective October 1, 2005 through October 1, 2006, and (v) secure interest rate reductions (applicable margin reductions) of 75 basis points effective March 30, 2006, and an additional 75 basis points effective June 14, 2006.

Borrowings under the amended credit agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the amended credit agreement (8.25% at June 30, 2006), plus the applicable margin, which ranges from 0.25% to 1.00% depending on STA Holdings' leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the amended credit agreement (5.33% at June 30, 2006), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' leverage ratio on the pricing date. The applicable margin ranges identified reflect the 150 basis point reductions discussed above. Borrowings under the amended credit agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the credit agreement are guaranteed by each of STA Holdings' subsidiaries.

STA Holdings has an interest rate hedge contract that caps LIBOR at 3.7% plus the applicable margin per the credit agreement on $31.0 million notional amount of debt, through December 15, 2007. The fair value of the interest rate hedge was $0.8 million at June 30, 2006. The maturity dates and other significant terms of the interest rate hedge contract match those of the underlying indebtedness. The interest rate hedge contract is designated as a cash flow hedge, and is an effective hedge of the interest rate risk with no ineffectiveness. Any changes in the fair value of the cash flow hedge are deferred and not recognized until the hedged transactions are recorded in income.

Subordinated Notes and Separate Subordinated Notes

The Notes are denominated in Canadian dollars with an aggregate principal amount of Cdn $89,881. Interest on the Notes accrues at the rate of 14% per annum and the Notes are due on December 21, 2016. Upon maturity, the principal amount of the Notes will be payable in Canadian Dollars. Interest on the Notes is payable monthly. On or after the fifth anniversary of the issuance of the Notes, the Company may redeem the notes for the principal amount plus a premium that declines over time.

Prior to the fifth anniversary of the closing of the offering, STA ULC will be permitted, at its election, to defer interest payments on the Notes, if and for so long as the Interest Coverage Ratio under the Note Indenture of the Company for the most recent twelve month period ending on the last day of any month, is less than the Interest Deferral Threshold (as defined in the Note Indenture), unless a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing, or any other Event of Default with respect to the Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond the fifth anniversary of the closing of the IPS Offering.

In addition, after the fifth anniversary of the closing of the offering, STA ULC may at its election defer interest on the Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing or any other Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any proceeding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Notes will bear interest at the same rate as the stated rate on the Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Notes, including interest on deferred interest. All interest deferred prior to the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on the fifth anniversary of the closing of the offering. All interest deferred after the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other restricted payments. The Amended Credit Agreement contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Notes.

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, and Liftlock in March 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the year ended June 30, 2006 is as follows (000's):

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Consolidating Adjustments	Total Consolidated Amounts
Revenue	$ -	$127,663	$ 5,332	$ -	$132,995
Income from operations	-	1,810	878	-	2,688
Net income (loss)	-	(4,487)	592	-	(3,895)
Current assets	-	30,061	870	-	30,931
Non-current assets	-	210,049	13,199	-	223,248
Current liabilities	-	15,430	1,023	-	16,453
Non-current liabilities excluding minority interest	$ 80,524	$ 58,517	$ 12,146	($11,716)	$ 139,471

Promissory Notes Due to Former Owners

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.

In the event of liquidation of the Company, payment of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

8. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs as described above. Each IPS consists of one common share of STA and Cdn $3,847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

As at June 30, 2006, 20,764,554 common shares are issued and outstanding, of which 20,763,554 are represented by IPS's and 1,000 are common shares related to IPSs that have been split by shareholders. At June 30, 2005, 12,764,554 common shares were issued and outstanding, all of which were represented by IPS's. There are no preferred shares issued and outstanding.

On June 14, 2006, the Company issued an additional 4,900,000 common shares for net proceeds of $34,583 (Cdn $38,519) pursuant to a bought deal. On October 25, 2005, the Company issued 3,100,000 common shares for net proceeds of $20,009 (Cdn $23,810) pursuant to a bought deal private placement.

The loss per share for the year ended June 30, 2006 and the 192 day period ended June 30, 2005 were calculated based on weighted average common shares outstanding of 15,085,650 and 12,661,809, respectively.

For the year ended June 30, 2006 and the 192 day period ended June 30, 2005 , dividends declared totaled $7.7 million and $3.4 million, respectively. Dividends declared for the year ended June 30, 2006 consisted of $6.9 million in dividends on the Company's common stock and $0.8 million in dividends on STA Holdings' Class B common stock. Dividends declared for the 192 day period ended June 30, 2005 consisted of $3.0 million in dividends on the Company's common stock and $0.4 million in dividends on STA Holdings' Class B common stock. Dividends paid for the year ended June 30, 2006 amounted to $6.5 million and $0.8 million for the Company and STA Holdings, respectively. The remaining $0.9 million of dividends accrued at June 30, 2006 were paid on July 15, 2006, while $0.5 million of dividends accrued on June 30, 2005 were paid

on July 15, 2005. Dividends paid for the 192 day period ended June 30, 2005 amounted to $2.5 million and $0.3 million for the Company and STA Holdings, respectively. The accrued dividends are recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

9. Minority Interest

Minority interest represents the Class B shares held by the Existing Investors and shares issued pursuant to the STA Holdings Equity Incentive Plan ("EIP"). The holders of the Class B shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B shares held by the Existing Investors have the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company does not buy back the Class B shares held by the Existing Investors, the dividend on such shares will increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B shares provide the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B shares. The Class B shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. In order to differentiate the Class B shares held by the Existing Investors and the Class B shares to be issued pursuant to the EIP, STA Holdings amended its certificate of incorporation on March 31, 2006, to split the authorized Class B shares into Class B - Series One shares, which are held by the Existing Investors, and the Class B - Series Two shares which will be utilized for share grants under the EIP.

Minority interest at June 30, 2006 consists of the Class B - Series One common shares of STA Holdings held by Existing Investors in STA Holdings upon the close of the IPS Offering on December 21, 2004 and the Class B - Series Two common shares granted during the 2006 fiscal year pursuant to the EIP.

10. Stock Based Compensation

On December 8, 2005, at the annual general meeting, the shareholders of the Company approved the adoption by STA Holdings of the EIP. The EIP is intended to (a) align the interest of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among employees, officers and consultants. Under the EIP, stock options, stock appreciation rights restricted shares, performance units, performance shares, deferred stock, dividend equivalents, or other stock based awards may be granted as defined in the EIP. During fiscal year 2006, restricted shares were the only type of award granted. The restricted shares are non-transferable and subject to forfeiture if the employee does not satisfy certain conditions included in the applicable award agreement.

A maximum of 717,747 Class B-Series Two common shares are available for issuance in connection with grants of awards under the EIP. On April 5, 2006, STA Holdings granted 133,549 Class B - Series Two common shares pursuant to the EIP that were fully vested on the grant date. The Company recognized $0.9 million in non-cash stock based compensation expense related to this grant during the quarter ended June 30, 2006 based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B - Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of restricted shares, 27,165 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants. As such, 106,384 restricted shares relating to these grants remain outstanding as at June 30, 2006.

11. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense totaled $3.1 and $1.3 million for the year ended June 30, 2006 and the 192 day period ended June 30, 2005, respectively. The terms of these and other leases expire at various times through 2018.

The following represent future minimum rental payments under cancelable operating leases: (in 000's)

Year ending June 30:	
2007	$ 3,952
2008	2,214
2009	1,868
2010	1,639
2011 and thereafter	2,619
Total minimum payments	$ 12,292

12. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred minimal expenses related to the plan for the year ended June 30, 2006 and 192 day period ended June 30, 2005.

13. Related Party Transactions

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid Coast Cities $0.3 million and $21 thousand for the year ended June 30, 2006 and the 192 day period ended June 30, 2005, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company paid $0.1 million to Reilly Partners during the 2006 fiscal year for executive search services.

14. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers' compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company has $1.3 million of letters of credit outstanding at June 30, 2006. Of this amount, $0.4 million is supported by cash deposits, which is included in other assets in the June 30, 2006 consolidated balance sheet.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent school year, outstanding performance bonds aggregated $26.5 million. There are no collateral requirements for these surety bonds.

15. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016.

Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 60 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	U.S.$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per U.S.$ (weighted average)
July 2006-June 2007	12	11.9	14.7	1.2275
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	11.9	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
		60.7	73.5	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain two year Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00.

STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $5.3 million at June 30, 2006, of which $1.3 million is recorded in other current assets on the consolidated balance sheet. The Forward Contracts have a notional amount of approximately $60.7 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

16. Supplemental Cash Flow Information

The Company paid $11.5 million and $4.6 million in interest for the year ended June 30, 2006 and the 192 day period ended June 30, 2005, respectively. The Company paid $0.2 million in taxes for the year ended June 30, 2006. No taxes were paid during the 192 day period ended June 30, 2005.

17. Comparative Figures

The Company was formed on September 22, 2004 and did not complete its initial issuance of IPS units until December 21, 2004. As the Company commenced operations on December 21, 2004, the comparative figures for the period from December 21, 2004 to June 30, 2005 represent 192 days of operations with respect to the consolidated statements of operations and cash flows.

18. Subsequent Events

On July 27, 2006, the Company entered into a lease agreement with GE Capital to lease approximately $5.4 million in replacement school buses required for the upcoming 2006-2007 school year. The term of the lease is for 6 years at an implicit rate of 6.7%. Annual lease payments will approximate $1.2 million per year for the term of the lease.

On July 12, 2006, STA Holdings granted 151,740 Class B - Series Two common shares pursuant to the EIP. The Company will recognize non-cash stock based compensation expense related to the July 12, 2006 grant of restricted shares during the quarter ended September 30, 2006. The issuance of Class B - Series Two common shares represents additional minority interest to the Company.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd., located in Sutton, Ontario.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term.

On August 24, 2006, STA Holdings granted 138,333 Class B - Series Two common shares pursuant to the EIP. These restricted share grants were in respect of the achievements of management during the 2006 fiscal year. While these restricted share grants related to Fiscal 2006, the related compensation expense is recognized in the period in which they are granted pursuant to accounting rules. Thus, the Company will recognize non-cash stock based compensation expense related to the August 24, 2006 grant of restricted shares during the quarter ended September 30, 2006. The issuance of Class B - Series Two common shares represents additional minority interest to the Company.

On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to fluctuations in market fuel prices. The commodity swap transaction fixes the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended June 30, 2007. This swap transaction is designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties will be calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The swap transaction has been entered into with a major Canadian bank as counterparty, thus management believes the risk of default by the counterparty is remote.

U.S. Corporate Office
3349 Highway 138
Building B, Suite D
Wall, New Jersey
07719
Tel: 732-280-4200
or 1-888-942-2250
Fax:732-280-4213

STA Ltd.
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Senior Management Team

Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Chief Financial Officer

David A. White
President and Chief Operating Officer

Christopher J. Harwood
Corporate Vice President, Finance and Administration

Independent Auditor
Ernst & Young LLP
Metropark, New Jersey
Toronto, Ontario

Transfer Agent & Registrar
Computershare Trust Company
151 Front Street
8th Floor
Toronto, Ontario
M5J 2N1
Tel: 1-800-564-6253

Legal Counsel
Goodmans LLP
Toronto, Ontario

Stock Exchange Listing and Symbol
TSX: STB.UN

Investor Relations Contacts

Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Chief Financial Officer

For further investor information or to be added to the mailing list for financial reports, please contact:

Keith Engelbert
Director of Investor Relations

ir@sta-ips.com

Tel: 732-280-4200
or 1-888-942-2250
Fax:732-280-4213

Investor Relations Website
www.sta-ips.com

Annual Meeting
Friday, November 3, 2006
10 a.m. ET
TSX Broadcast & Conference Centre
The Gallery
The Exchange Tower
130 King Street West
Toronto, Ontario

STB.UN
LISTED
TORONTO STOCK EXCHANGE TSX

For the latest STA investor news and information, please visit www.sta-ips.com.

DESIGN & PRODUCTION: CREATIVE QUOTIENT INC. EDITORIAL: BARNESMCINERNEY INC. PRINTED IN CANADA.


www.sta-ips.com

STUDENT TRANSPORTATION OF AMERICA LTD.

Student Transportation Announces TSX's Approval to Separately List Income Participating Security Common Shares and Subordinate Notes

Listings Will Enable Flexible Investing Options

Toronto, Ontario, September 29, 2006 – Student Transportation of America Ltd. and Student Transportation of America ULC (collectively, "STA") announced today that the Toronto Stock Exchange ("TSX") has agreed to separately list and post for trading the common shares of Student Transportation of America Ltd. and the 14% subordinate notes of Student Transportation of America ULC.

The common shares and subordinate notes will commence trading on the TSX on Tuesday, October 3, 2006.

The common shares and subordinate notes are currently listed and posted for trading on the TSX as an income participating security ("IPS"), which trades under the stock symbol STB.UN and represents one common share of Student Transportation of America Ltd. and $3.847 of principal amount of 14% subordinated notes of Student Transportation of America ULC. The IPSs will continue to be listed and posted for trading.

"We are pleased that the TSX has approved the separate listing and trading of the shares and the notes, which we believe will make it easier for our investors to invest in STA's securities," said Denis J. Gallagher, Chairman and Chief Executive Officer of Student Transportation. "We have always considered the eventual unclipping and separate trading of the equity and note components of the IPS, so this is a natural evolution for the IPSs."

The common shares will trade on the TSX under the symbol STB. The board lot for the common shares will be set at 100 shares. BMO Nesbitt Burns Inc. has agreed to be the market maker for the common shares.

The 14% subordinate notes will trade on the TSX under the symbol STB.DB. The notes will be quoted in multiples of $100 principal amount with a board lot being $1,000 principal amount of notes. In accordance with the note indenture, interest will continue to be paid monthly. The notes will trade on an "interest flat" basis (as opposed to an "accrued interest" basis), such that the holder of notes on the record date will be entitled to the full monthly interest payment (and not a pro rata portion to the extent the holder held the notes for less than the full month). Accordingly, buyers and sellers of the notes must include any accrued interest in their bid and ask prices, together with the principal

portion of the notes. There will not be a market maker for the notes; however, several investment banks have committed to facilitate the trading of the debt.

Student Transportation anticipates that the separate listing and posting for trading of the common shares and notes will result in an increased number of holders separating their IPSs into common shares and notes. In this context, Student Transportation wants to highlight to investors a minor administration issue with separating the IPSs. Because of the configuration of the system at Canadian Depository for Securities Inc. ("CDS"), it is not possible at this time to record a holding of notes to the extent that the principal amount includes any fraction of a dollar – rather, the system may round the amount downward to the closest dollar. By way of example, if an investor holds 1,500 IPSs, that investor will be entitled, upon separation, to receive 1,500 common shares and $5,770.50 principal amount of notes; however, the investor will only receive $5,770 principal amount of notes because of the configuration of the system at CDS, thereby forgoing $0.50. STA does not believe that this administrative issue will be meaningful in the context of the investment by the majority of holders of IPSs. STA will take steps to ensure that this administrative issue will not impact the ability of a holder of the appropriate number of common shares and subordinate notes from being able to combine the securities to form an IPS.

Profile
Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements
This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward

looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by management of Student Transportation of America Ltd. (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual meeting (the "Meeting") of Shareholders to be held on November 3, 2006 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario at 10:00 a.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated September 26, 2006 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints DENIS GALLAGHER or, failing him, PATRICK WALKER (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐☐ or WITHHOLD FROM VOTING ON ☐** the election of members of the board of directors;

2. **VOTE FOR ☐☐ or WITHHOLD FROM VOTING ON ☐** the re-appointment of Ernst & Young LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration; and

DATED this _______ day of _________________________, 2006.

____
Name of Shareholder

____
Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** Management of the Issuer presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by or on behalf of management of the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

Student Transportation of America®

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 3, 2006

September 26, 2006

Student Transportation of America®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Friday, the 3rd day of November, 2006, at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2006, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Issuer;

3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 26th day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

STUDENT TRANSPORTATION OF AMERICA LTD.

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation of proxies by or on behalf of management of Student Transportation of America Ltd. (the "**Issuer**") for use at the annual meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Issuer to be held on the 3rd day of November, 2006 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario commencing at of 10:00 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this information circular.

The information contained herein is given as at September 26, 2006, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this information circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. **A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer.**

Computershare Trust Company of Canada (the "**Agent**") holds the Common Shares represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative written revocation of any such previous instructions. At the Meeting, the IPS Holder (or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question or proposition. Together with this information circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on November 1, 2006, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and

completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted: (a) FOR the election of the seven nominees to the board of directors listed under the heading "Matters to be Considered at the Meeting - Election of Directors" and (b) FOR the appointment of Ernst & Young LLP as auditors of the Issuer and the fixing of the remuneration of the auditors.**

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this information circular, the directors of the Issuer (the "**Directors**") know of no such amendments, variations or other matter.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Issuer (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of The Canadian Depository for Securities Limited ("**CDS**") or its nominee and not in the Beneficial Holder's own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a

Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 20,764,554 Common Shares outstanding. All of the outstanding Common Shares underlying IPSs are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on September 18, 2006, the record date established for the notice of the meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent such Shareholder has transferred any such Common Shares after the record date and the transferee of such Common Shares establishes ownership thereof and makes a written demand to the Corporate Secretary, not later than 10 days before the date of the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares.

To the knowledge of the Directors, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares other than Sentry Select Capital Corp. ("**Sentry Select**"), whose managed client accounts held, in the aggregate, 2,889,400 IPSs and underlying Common Shares as at July 31, 2006, representing approximately 13.915% of the total IPSs outstanding. Sentry Select acts as an investment manager on behalf of its mutual funds or other managed client accounts, and does not have any beneficial ownership of the IPSs.

MATTERS TO BE CONSIDERED AT THE MEETING

1. Election of Directors

The number of directors to be elected at the Meeting has been fixed at seven. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed. Each director will also serve on the board of directors of Student Transportation of America Holdings, Inc. ("**STA Holdings**" or the "**Company**") and Student Transportation of America ULC, each of which is a direct or indirect subsidiary of the Issuer. John Crow will not be standing for re-election.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as directors. Biographies for the Directors, which include a summary of each Director's principal occupation and employment within the five preceding years, are set out at pages 54 to 58 of the Issuer's annual

information form dated September 26, 2006 (the "**AIF**"). The AIF can be found under the Issuer's profile at www.sedar.com. Upon request, the Issuer will provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Place of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over IPSs (1)
Victor Wells (3)(5)(7) Ontario, Canada	Corporate Director	September 2006	0
George Rossi (3)(5) Quebec, Canada	Corporate Director	October 2004	30,000
David Scopelliti (3)(5) Connecticut, United States	Managing Director – Corporate Development and Client Service, PCG Asset Management	October 2004	0
Irving Gerstein (2)(3)(5) Ontario, Canada	Corporate Director	October 2004	2,000
Kenneth Needler (2)(6) Ontario, Canada	Corporate Director	September 2004	0
Denis Gallagher (4)(6) New Jersey, United States	Chief Executive Officer of the Issuer	September 2004	0
David White(6) Pennsylvania, United States	Chief Operating Officer of the Issuer	October 2004	0

Notes:

1. The information as to IPSs beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been furnished by the respective nominees individually.
2. Member of Compensation, Nominating and Corporate Governance ("**CNCG Committee**") of STA Holdings.
3. Members of the Audit Committee of the Issuer and STA Holdings.
4. Chairman of the board of directors of the Issuer.
5. Independent Director.
6. As of June 30, 2006, Messrs. Needler, Gallagher and White beneficially own 17,317, 279,161 and 13,613, respectively, of the issued Class B common shares of STA Holdings, representing 1.8%, 28.5% and 1.4%, respectively, of the outstanding Class B common shares of STA Holdings.
7. Victor A. Wells is a Trustee of Canada Cartage Diversified Income Fund and chairs the Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July, 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is currently Vice Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells was the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the *Companies' Creditors Arrangement Act* in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

2. Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP, Chartered Accountants, be appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Issuer since December 9, 2004. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint Ernst & Young LLP as auditors of the Issuer and authorize the Directors to fix their remuneration.**

3. Financial Statements

The annual report, the financial statements of the Issuer for the fiscal year ended June 30, 2006 and the Auditors' Report thereon accompanying this information circular will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid during the 2006, 2005, and 2004 financial years to the individuals who were, at June 30, 2006, the Chief Executive Officer and Chief Financial Officer of the Issuer and the other most highly compensated executive officers of the Issuer or the Company (collectively, the "**Named Executive Officers**").

		Annual Compensation			Long Term Compensation
Name and Principal Position	**Year**	**Salary (US$)**	**Bonus (US$)**	**Other Annual Compensation (US$)**	**Shares Subject to Resale Restrictions (US$)**
Denis Gallagher	2006	409,500	0	19,608[(2)]	658,155[(6)]
Chief Executive Officer	2005	390,750	175,000	19,608	–
	2004	320,833	175,000	19,608	–
Patrick Walker	2006	240,000	80,000	13,080[(3)]	34,400[(6)]
Chief Financial Officer	2005	198,333	75,000	13,080	–
	2004	191,667	35,000	13,080	–
David White [(1)]	2006	331,250	0	37,358[(4)]	12,983[(6)]
Chief Operating Officer	2005	75,000[(1)]	0	2,250	–
	2004	_[(1)]	_[(1)]	_[(1)]	–
Christopher Harwood	2006	165,376	50,000	13,481[(5)]	34,400[(6)]
Vice President, Finance	2005	158,550	50,000	12,180	–
	2004	150,333	35,000	12,180	–

Notes:

1. Mr. White commenced his duties as President and Chief Operating Officer effective July 1, 2005. Fiscal 2005 salary covers the period from April 1, 2005 to June 30, 2005, inclusive.
2. Includes car allowance of US$9,000 and life insurance premiums of US$10,608.
3. Includes car allowance of US$7,800 and life insurance premiums of US$5,280.
4. Includes life insurance premiums of US$21,900 and automobile allowance of US$9,000.
5. Includes car allowance of US$8,201 and life insurance premiums of US$5,280.
6. Represents the value of EIP Shares granted to the Named Executive Officer in the fiscal year ended June 30, 2006. During such period 95,662, 5,000, 1,887 and 5,000 EIP Shares were issued to Messrs. Gallagher, Walker, White and Harwood, respectively. For a description of the EIP see "Report on Executive Compensation".

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth details of the Issuer's equity compensation plan as at the end of the Issuer's fiscal year ended June 30, 2006:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	--	--	372,050 Class B – Series 2 shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Employment Agreements

Messrs. Gallagher, Walker, White and Harwood have each entered into employment agreements with the Company providing for, among other things, an annual base salary, bonus eligibility provisions and certain perquisites. Unless otherwise specified, each of these agreements remains in effect until terminated by either party pursuant to its terms.

The employment agreement with Mr. Gallagher is for a three year term commencing on the first day of fiscal 2006 and provided for a base salary of US$409,500 per annum in fiscal 2006. Mr. Gallagher proposed to the CNCG Committee that he receive no increase in his salary for fiscal 2007. The employment agreement with Mr. Gallagher also provides for an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors. Pursuant to his employment agreement, 95,662 Class B, Series Two Common Shares of STA Holdings were granted to Mr. Gallagher in fiscal 2006, 153,717 shares were granted to Mr. Gallagher to date in the 2007 fiscal year, and further grants are scheduled during the 2008 fiscal year and the 2009 fiscal year. Mr. Gallagher's agreement provides that he is entitled to severance payments payable over a 36 month period equal to three times his annual base salary in effect at the time and three times the amount of the average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is (i) by the Company without Cause as defined therein, (ii) on the expiration date of the agreement due to the Company's failure to renew or (iii) by Mr. Gallagher for "Good Reason" as defined therein. If any such termination occurs within 24 months after a "Sale of the Company", as defined therein, the agreement provides that the severance payment shall be paid in a lump sum instead of instalments. Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of the Company, which are applicable for a period of three years following termination of his employment for whatever reason, and which provide for cessation and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants.

The employment agreement with Mr. Walker provides for a base salary of US$285,000 per annum effective September 1, 2006, with a bonus structure tied to the performance of the Company and personal achievement goals

that could amount to a maximum of 40% of his base salary. Mr. Walker's employment agreement provides that he will be entitled to receive an amount equal to 12 months' salary in the event of a termination of employment by the Company without cause, or upon: (i) a "Change in Control" of the Company as defined therein, (ii) the liquidation, consolidation or merger of the Company with another entity; or (iii) a sale of all or substantially all of the Company's assets.

The employment agreement with Mr. White provides for a base salary of US$340,000 per annum effective September 1, 2006, with an annual bonus structure tied to performance criteria, based upon terms and conditions to be determined by the CEO, with input from the CNCG Committee, each year that could amount to a maximum of 50% of his base salary. Mr. White's employment agreement provides that he will be entitled to receive an amount equal to his base salary and the average annual bonus payment he received during the previous three years if his employment is terminated (i) by the Company without "Cause" as defined therein, (ii) upon a "Change in Control" of the Company as defined therein, or (iii) upon Mr. White's death or disability, provided, however, that if his employment is terminated within 120 days following a "Change of Control", he shall be instead paid a lump sum payment upon termination equal to three times his base salary and an average of his last three annual bonus awards. Additionally, Mr. White is bound by non-competition, non-solicitation and non-disparagement covenants for a period of one year following termination of his employment for whatever reason.

Mr. Harwood's agreement with the Issuer provides for a base salary of Cdn$224,540 per annum effective September 1, 2006, and a discretionary bonus.

COMPOSITION OF THE COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

For the year ended June 30, 2006 the CNCG Committee of STA Holdings consisted of directors of the Issuer Mr. Crow (committee chairman) and Mr. Needler, who was appointed on December 8, 2005, as well as Robert Reilly and Charles Grace, both of whom are members of the board of STA Holdings. Mr. Needler resigned as Chief Operating Officer of STA Holdings on June 30, 2005. On September 21, 2006, Mr. Gerstein replaced Mr. Crow as the Committee Chairman.

REPORT ON EXECUTIVE COMPENSATION

Compensation Policy

The objectives of the Issuer and STA Holdings with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain highly qualified executives and to motivate key executives to contribute to the interests of the Issuer and the Company. These objectives are to be met by the two principal components of the executive compensation package: (a) an annual component comprising salary and performance bonus; and (b) a long term component based on the Equity Incentive Plan described below. The bonus programs of the Company are designed to assist in attracting, retaining and motivating key personnel by tying a significant portion of their incentive compensation directly to the achievement of key personal goals, as well as strategic, financial and operational objectives that are critical to ongoing growth and profitability of the Company. These programs are intended to result in the Issuer exceeding its per-IPS distribution targets.

The overall compensation of the Chief Executive Officer and the Chief Financial Officer is based on the following factors and criteria: (a) comparison with compensation of senior officers of similar issuers; (b) performance of the Issuer and the Company; and (c) performance and contribution of the Chief Executive Officer, the Chief Financial Officer and other officers of the Company.

Bonuses were paid to certain senior officers and certain management personnel of the Company in the 2006 year. Such bonuses were paid with reference to the following considerations: each officer's performance and contribution to the success of the part of the Company's business that the officer is responsible for, as well as the of the Company's overall performance. In some cases, employment agreements with such senior officers and management personnel provided for the payment of a bonus. The payment of bonuses allows the Issuer and the Company to provide an incentive tied to corporate goals and recognize as well the individual achievements of key personnel.

On November 10, 2005, the board of directors of STA Holdings adopted an Equity Incentive Plan ("**EIP**"), which is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates with those of the holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company's employees, officers and consultants. The Shareholders approved the EIP at the annual and special meeting of the Issuer on December 8, 2005.

Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B, Series Two common shares of STA Holdings ("**EIP Shares**"), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of EIP Shares are subject to forfeiture and are non-transferable if the participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions).

The EIP also provides for the issuance to participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as "**Awards**").

Under the EIP, a maximum of 717,747 common shares (representing 3.2% of the currently issued common shares of STA Holdings) are available to be issued in connection with Awards, including in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such Shares, the Shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP. The CNCG Committee of STA Holdings has to date approved aggregate awards of 423,622 EIP Shares to a total of 18 participants. In connection with these grants of shares, an aggregate 77,925 shares were withheld at the election of the Participants to satisfy tax withholdings on these grants. As such, 345,697 shares related to these grants remain outstanding as at August 31, 2006 (representing 1.6% of the issued common shares of STA Holdings). Further awards totalling 289,140 EIP Shares (representing 1.3% of the issued common shares of STA Holdings) are expected to occur during the 2008 fiscal year and the 2009 fiscal year.

During fiscal 2006, two outside compensation advisors were retained to assist the CNCG Committee in implementing steps necessary to determine certain compensation elements for the Company's officers. Those two advisors were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP (the "**Advisors**"). The mandate for the Advisors was to: (i) assess the long-term incentive plan ("**LTIP**") proposed as part of the Issuer's initial public offering of IPSs in order to assess whether that plan had the attributes to sufficiently align the interests of key officers and employees with those of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; (ii) review and assess the overall compensation package of the Issuer's CEO as it compares to the total compensation of senior officers of similar companies or trusts; and (iii) assuming that either the proposed LTIP plan in (i) or the compensation package in (ii) were found to be inadequate, to make recommendations for redesign.

In reviewing and assessing the compensation package of the Issuer's CEO, the Advisors examined numerous comparable companies and income trusts both within the transportation industry and otherwise, in order to assess for the Committee an appropriate salary and short term incentive level for the CEO. The Advisors also provided advice to the Committee on recent trends in employment agreement documentation including enhanced protections and remedies for the employer party, and many of those terms were included in the CEO's agreement. The employment agreement entered into with the CEO provides for, among other things, an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors.

The Advisors also scrutinized the design of long term incentive programs at various comparable entities, and made recommendations to the Committee regarding the long term component of incentives for the CEO and other senior officers. In collaboration with the Advisors, a new agreement with the CEO was negotiated by the Committee and that agreement that was entered into on November 1, 2005. See "Executive Compensation – Employment

Agreements". The Advisors also concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of, qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the proposed LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents. The Advisors' recommendations in this regard led to the design, formation and adoption, by the Committee and Board, of the EIP.

This report is submitted by: John Crow (Committee Chairman for fiscal 2006), Kenneth Needler, Robert Reilly and Charles Grace.

Indebtedness of Directors and Officers

For the year ended June 30, 2006, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative return to IPS Holders for $100 invested in IPSs of the Issuer (assuming the reinvestment of distributions) with the total cumulative return of the S&P/TSX Composite Index for the period from December 21, 2004 to June 30, 2005, and from July 1, 2005 to June 30, 2006.



$140
$130
$120
$110
$100
$90
$80
December 21, 2004
June 30, 2005
June 30, 2006
Student Transportation of America Ltd.
S&P/TSX Composite Total Return Index

AUDIT COMMITTEE AND AUDITOR'S FEES

The Audit Committee of the Issuer and the fees payable to the Auditors of the Issuer are set out in pages 60 and 61 of the Issuer's annual information form, available under the Issuer's profile at www.sedar.com, and such information is incorporated by reference herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company utilizes Coast Cities Truck Sales, Inc. ("**Coast Cities**"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of Denis Gallagher, the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. Amounts paid by the Company to Coast Cities were US$300,000 and US$21,000 for the fiscal year ended June 30, 2006 and for the 192-day period ended June 30, 2005, respectively.

The Company utilizes Reilly Partners Inc. ("**Reilly Partners**"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the US operating company. The Company paid US$100,000 to Reilly Partners during the 2006 fiscal year for executive search services.

COMPENSATION OF DIRECTORS

Compensation for non-management directors of the Issuer and STA Holdings is US$20,000 per year and US$1,500 per meeting for attending board or committee meetings in person. Directors receive US$500 for attending meetings by phone. The lead director receives additional remuneration of US$10,000 per year as compensation for his duties as lead director and for chairing a committee, and the Audit Committee chair receives additional remuneration of US$5,000 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. The Directors also participate in the insurance arrangements described below.

DIRECTORS' AND OFFICERS' INSURANCE

The Issuer has obtained a policy of insurance for directors and officers of the Issuer and for the directors and officers of its subsidiaries. The initial aggregate limit of liability applicable to the insured directors and officers under the policy is US$20 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer and any of its subsidiaries. The total limit of liability is shared among the Issuer and its subsidiaries and their respective directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective directors and officers. The current annual premium under this policy is US$267,000.

* * * * *

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Issuer believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making. As such, directors of the Issuer are committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the "**OSC**") has adopted various guidelines which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The boards of the Issuer and STA Holdings have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1. Board of Directors

(a) The independent members of the board of directors of the Issuer are George Rossi, David Scopelliti, John Crow, Victor Wells and Irving Gerstein. Mr. Crow will not stand for re-election to the board of directors at the meeting. Victor Wells was appointed to the board of directors effective September 21, 2006.

(b) The non-independent directors are Denis Gallagher, who is the Chief Executive Officer of the Issuer, David White, who is the Chief Operating Officer of the Issuer, and Kenneth Needler, who was previously the Chief Operating Officer of the Issuer and who retired on June 30, 2005.

(c) Five of the eight members of the board of directors of the Issuer are independent, while two members (Denis Gallagher and David White) are current officers of the Company and Ken Needler is a former officer of the Company.

(d) The independent directors (John Crow, George Rossi, David Scopelliti, Victor Wells and Irving Gerstein) also serve as directors on boards of several other corporations. John Crow serves on the boards of Barrick Gold Corporation, Rockwater Capital Corporation, OFI Income Fund, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Canadian Tire Bank, and Lawrence Enterprise Fund. George Rossi serves on the boards of several public and private entities including Spectra Premium, Dolan Media, OFI, and Radio Nord Communications, and serves on the investment valuation committee of Investissements Desjardins. David Scopelliti currently serves as Vice Chairman of the Institutional Limited Partners Association and has previously served on the board of directors of the Mallon Global Security Fund, Security Alarm Financing Enterprises, and Marlin Financial Corp. Irving Gerstein also serves as a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Victor Wells also serves as a director and Chairman of the Audit Committee of Canada Cartage Diversified Income Fund.

(e) Independent directors hold regularly scheduled meetings at which members of management are not in attendance. Since July 1, 2005, the independent directors held seven of such meetings.

(f) The chairman of the board of directors, Denis Gallagher, is the Chief Executive Officer of the Issuer. On September 21, 2006, Irving Gerstein replaced John Crow as the independent lead director. His responsibilities include reviewing and commenting on the agendas for meetings of the board of directors, acting as a liaison between the independent directors and management and leading the independent sessions of the independent directors.

(g) The following table sets forth the number of board meetings held and attendance by directors during the fiscal year ended June 30, 2006:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)
John Crow	9 of 9
George Rossi	9 of 9
David Scopelliti	8 of 9
Irving Gerstein	8 of 9
Kenneth Needler	8 of 9
Denis Gallagher	9 of 9
David White	9 of 9

2. Board Mandate

The board of directors' mandate is included as Schedule A to the circular.

3. Position Descriptions

Position descriptions for the Lead Independent Director (the "**Lead**") of the board, the chair of the Audit committee, and the Chairman and CEO of the Issuer are found at sections 3, 4 and 5 of the Issuer's Board Mandate included as Schedule A to the circular, and are as follows:

(a) **Responsibilities of Lead Independent Director:**

(i) expected to attend and monitor the content and conduct of meetings of the board of directors of the Issuer and securityholders of the Issuer;

(ii) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Lead shall not have the right or entitlement to bind the Issuer in his or her capacity as Lead;

(iii) provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(iv) ensure all Board members are distributed minutes, once approved, of all board and committee meetings;

(v) ensure that the board of directors understands the boundaries between board and management responsibilities; and

(vi) ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present.

(b) **Responsibilities of Audit Committee Chair:**

(i) act as a liaison between the Audit Committee and the board of directors of the Issuer;

(ii) act as a liaison between the Audit Committee and senior management of the Issuer;

(iii) act as a liaison between the Audit Committee and the Issuer's internal and external auditors;

(iv) report to the board of directors on the activities of the Audit Committee;

(v) recommend procedures to enhance the effectiveness of the Audit Committee; and

(vi) chair meetings of the Audit Committee.

(c) **Responsibilities of the Chairman and Chief Executive Officer:**

(i) to attend, and chair, the meetings of the board of directors of the Issuer and securityholders of the Issuer (other than the annual meeting of securityholders);

(ii) to provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(iii) to manage and supervise the affairs of the Issuer, and initiate and co-ordinate the strategic planning process for the Issuer and recommend to the board of directors goals for the business of the Issuer and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(iv) to report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfill its statutory and other legal obligations on a timely basis;

(v) to assist in the development of policies of the board of directors regarding the public disclosures of the Issuer;

(vi) to develop and seek the board of directors' concurrence for plans for management development and succession in all key positions and then implement such plans;

(vii) to review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of STA Holdings, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(viii) to assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

4. Orientation and Continuing Education

Management, working with the board of directors, has embarked upon a process to provide orientation opportunities for new directors to familiarize them with the Issuer and its business. All new directors participate in an active orientation program soon after the date on which he or she first joins the board of directors, and are provided with a package of written materials to educate them as to the role of the board, its committees, and its directors. To date, a majority of the Issuer's independent directors have visited operating school bus facilities of the Company to obtain an understanding of the operations, maintenance and staffing issues that are key drivers to the Company's success. A majority of the directors have also attended the Issuer's corporate headquarters in Wall, New Jersey for meetings, a visit with staff and a tour of that office's operations. In addition to operational orientation, management has and will continue to provide periodic presentations for the board of directors to ensure they are aware of major business trends, industry practices and competitor activity as and when required. In addition, the CNCG Committee of STA Holdings has assessed the need for continuing education programs for the board and has implemented a system of providing regular educational data and appropriate publications to the board at regular intervals.

5. Ethical Business Conduct

On September 21, 2006, the board adopted an amended written code of conduct and ethics for the Issuer (the "**Code**"), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code addresses the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

To ensure directors of the Issuer exercise independent judgement, in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the board of directors follows a practice whereby any such board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.

The board is responsible for monitoring compliance with the Code, as well as the Issuer's Audit Committee "Whistleblower Policy". Any person can report complaints or concerns, which may be on an anonymous basis, arising from infractions of these two policies by contacting National Hotline Services ("**NHS**"). The Issuer has retained NHS for the purpose of providing a toll-free number so that such complaints or concerns can be registered. The toll-free number is provided in these policy documents, as posted on the Issuer's websites. NHS forwards any such concerns it receives on a prompt basis to the chairman of the Audit Committee or the CNCG Committee, as applicable.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Issuer's directors or executive officers are to be granted by the board of directors only (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation.

The Code is posted on the Issuer's investor website www.sta-ips.com as well as its primary website www.ridesta.com.

6. Nomination of Directors

The board of STA Holdings has appointed a Compensation, Nominating and Corporate Governance Committee currently composed of four independent directors and one 'non-independent' director, Mr. Needler. The majority of committee members are independent. The board feels that the CNCG Committee can act independently, notwithstanding that Mr. Needler is a former officer of STA Holdings. Specifically, a majority of the members of the CNCG Committee are independent directors and Mr. Needler has not been an officer since June 30, 2005. Due to his industry experience, it was determined that Mr. Needler's input would be valuable to the CNCG Committee.

The CNCG Committee charter clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties, subject to the approval of the independent directors.

The Compensation, Nominating and Governance Committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting

of shareholders. In making its recommendations, the Compensation, Nominating and Governance Committee considers:

(a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;

(b) the competencies and skills that the board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

7. Compensation

The Compensation, Nominating and Governance Committee is also responsible for:

(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the board with respect to the CEO's compensation level based on this evaluation;

(b) making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.

During fiscal 2006, two outside compensation advisors were retained to assist the CNCG Committee in implementing steps necessary to determine certain compensation elements for the Company's officers. Those two advisors were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP (the "**Advisors**"). The mandate for the Advisors was to: (i) assess the long-term incentive plan ("**LTIP**") proposed as part of the Issuer's IPO in order to assess whether that plan had the attributes to sufficiently align the interests of key officers and employees with those of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; (ii) review and assess the overall compensation package of the Issuer's CEO as it compares to the total compensation of senior officers of similar companies or trusts; and (iii) assuming that either the proposed LTIP plan in (i) or the compensation package in (ii) were found to be inadequate, to make recommendations for redesign.

In reviewing and assessing the compensation package of the Issuer's CEO, the Advisors examined numerous comparable companies and income trusts both within the transportation industry and otherwise, in order to assess for the Committee an appropriate salary and short term incentive level for the CEO. The Advisors also provided advice to the Committee on recent trends in employment agreement documentation including enhanced protections and remedies for the employer party, and many of those terms were included in the CEO's agreement. The Advisors also scrutinized the design of long term incentive programs at various comparable entities, and made recommendations to the Committee regarding the long term component of incentives for the CEO and other senior officers. In collaboration with the Advisors, a new agreement with the CEO was negotiated by the Committee and that agreement that was entered into on November 1, 2005. See "Executive Compensation – Employment Agreements". The Advisors also concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of, qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the proposed LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents. The Advisors' recommendations in this regard led to the design, formation and adoption, by the Committee and Board, of the EIP.

8. Other Board Committees

The Issuer and STA Holdings have no Committees other than the Audit Committee and the CNCG Committee.

9. Assessments

The CNCG Committee is responsible for the regular assessment of the effectiveness of the board of Directors as a whole, the committees of the board of directors and the contributions of individual directors. The CNCG Committee resolved during fiscal 2006 that a general Board Effectiveness Survey should be conducted, as well as full individual director assessments of each member of the board and the Chairman by other members. During the latter part of the fiscal year, survey forms were created, distributed, and completed by all members. The Board Effectiveness Survey was compiled and analyzed by the independent lead director who reported all results to the board. The individual director assessments were compiled and analyzed by an independent firm, which then provided all results to the Chairman, except for the Chairman's individual results. The Chairman is in the process of discussing all member results with each member. The results concerning the Chairman were summarized by the independent firm in a synopsis document and sent to the independent lead director who reported these results to the board then discussed them with the Chairman. The CNCG Committee and the Board resolved to repeat the foregoing process each fiscal year.

OTHER BUSINESS

The Directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer's annual information form, is available under the Issuer's profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this information circular to the Shareholders have been approved by the Board of Directors of the Issuer.

DATED as of September 26, 2006

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Student Transportation of America Ltd. ("**STA**"). The board of directors of STA is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of STA with the highest standards of ethical conduct and in the best interests of the shareholders of STA.

1. Composition

The board of directors shall be composed of between 3 and 20 individuals, the majority of whom will be Canadian residents. The board of directors also shall be constituted with a majority of individuals who qualify as "independent directors" as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.

2. Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of STA and in that regard shall be specifically responsible for:

(a) supervising the activities of STA, including acting for, voting on behalf of and representing the Issuer as a holder of common shares in Student Transportation of America Holdings, Inc. ("**STA Holdings**");

(b) adopting a strategic planning process and evaluating and approving a strategic plan for the upcoming year that takes into account, among other things, the opportunities and risks of STA's business;

(c) reviewing, on at least an annual basis, a budget for STA;

(d) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and the Chief Financial Officer of STA and that such officers create a culture of integrity throughout the organization, as well as satisfying itself that the Chief Executive Officer is assessing the integrity of the other senior officers of STA and its subsidiaries;

(e) the identification of the principal risks of STA's business and ensuring the implementation of appropriate systems to manage these risks;

(f) ensuring that STA has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;

(g) succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointing, training, and monitoring of senior management);

(h) adopting a communication policy that enables STA to communicate effectively and addresses how STA interacts with all of its stakeholders, including analysts and the public, contains measures for STA to avoid selective disclosure and is reviewed at such intervals or times as the board of directors deems appropriate;

(i) monitoring STA's internal control and management information systems;

(j) establishing and maintaining a standing audit committee of the board of directors (the "**Audit Committee**");

(k) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board of directors deems appropriate;

(l) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the annual, interim and any other publicly announced financial information of STA;

(m) developing STA's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to STA;

(n) implementing a process for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors;

(o) implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size that facilitates effective decision-making;

(p) implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(q) meeting regularly with management to receive reports respecting the performance of STA, new and proposed initiatives, STA's business and investments, management concerns and any areas of concern involving STA; and

(r) meeting regularly without management and non-independent directors.

The board of directors is responsible for the review of, with the CEO and senior management, STA's ongoing strategic planning process, and approving the goals of the business and the strategies and policies with which it is managed.

The board of directors will also strive to implement a predictable and regular annual budgeting process with regard to its own costs, with the Chairman and each Committee Chair estimating for management the annual meeting requirements at the start of each year, together with the related costs thereof, then endeavouring to work within the budgets arrived at.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of STA. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

3. Lead Independent Director of the Board

The board of directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a "lead independent director" appointed by the board of directors from its independent members. The "Lead" referred to herein shall be the Lead Independent Director.

The Lead shall assume the role and responsibilities set out below:

(a) the Lead shall be expected to attend and monitor the content and conduct of meetings of the board of directors of STA and Chair the annual meeting of the securityholders of STA;

(b) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of STA. The Lead shall not have the right or entitlement to bind STA in his or her capacity as Lead;

(c) the Lead shall provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(d) the Lead shall ensure that the board of directors understands the boundaries between board and management responsibilities; and

(e) the Lead shall ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors' relationship with management to a committee of the board of directors.

4. Responsibilities of Audit Committee Chair

The responsibilities of the Audit Committee chair include:

(a) acting as a liaison between the Audit Committee and the board of directors of STA;

(b) acting as a liaison between the Audit Committee and senior management of STA;

(c) acting as a liaison between the Audit Committee and STA's internal and external auditors;

(d) reporting to the board of directors on the activities of the Audit Committee;

(e) recommending procedures to enhance the effectiveness of the Audit Committee; and

(f) chairing meetings of the Audit Committee.

5. Responsibilities of the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer of STA will:

(a) be expected to attend, and Chair, the meetings of the board of directors of STA and securityholders of STA (other than the annual meeting of securityholders);

(b) provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(c) manage and supervise the affairs of STA, and initiate and co-ordinate the strategic planning process for STA and recommend to the board of directors goals for the business of the STA and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(d) report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

(e) assist in the development of policies of the board of directors regarding the public disclosures of STA;

(f) develop, and advise the board of directors' in regard to, plans for management development and succession in all key positions;

(g) review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the STA Holdings, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(h) assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

6. Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(a) dividends;

(b) acquisitions/dispositions over such size threshold as the directors should determine from time to time;

(c) related party transactions;

(d) the public dissemination of STA's financial results;

(e) the issuance or repurchase of securities of STA;

(f) the terms of reference of committees of the board of directors; and

(g) any other matter that would give rise to a "material change" to STA.

The foregoing list is intended to provide guidance on particular matters requiring board approval, but is not intended to be an exhaustive list.

7. Measures for Receiving Shareholder Feedback

All publicly disseminated materials of STA shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a regular basis.

8. Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one prior to the issuance of the annual financial results of STA. A quorum for the meetings shall be a majority of the directors then holding office.

9. Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

10. Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

11. Telephone Board Meetings

(a) A director may participate in a meeting of the board of directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

(b) While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations.

12. Expectations of Management

The CEO and other senior officers shall be required to report to the board of directors regarding the performance of STA, new and proposed initiatives, management's concerns and any other matter the board or its Lead may deem appropriate. In addition, the board expects the CEO and other senior officers to promptly report to the Lead and any applicable committee chair any developments, changes, transactions or proposals which in any of those cases would have a significant impact on the business or prospects of STA.

13. Orientation and Continuing Education

Management, working with the board of directors, will provide an orientation and education program for new directors to familiarize them with STA and its business. All new directors will participate in this program, which should be completed within four months of a director first joining the board of directors. In addition, management will schedule periodic presentations for the board of directors to ensure they are aware of major business trends and industry practices as and when required.

APPENDIX A - POLICY OF PRACTICES FOR DIRECTORS

1. Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(a) advise the Chairman as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(b) advise the Chairman as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c) attend a meeting by conference telephone if unable to attend in person.

2. Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the lead director and/or the Chief Executive Officer of STA and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3. Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a) be candid and forthright;

(b) not be reluctant to express views contrary to those of the majority;

(c) be concise and, in most circumstances, respect the time constraints of a meeting; and

(d) be courteous to and respectful of other directors and guests in attendance.

4. Personal Conduct

Directors are expected to:

(a) exhibit high standards of personal integrity, honesty and loyalty to STA;

(b) project a positive image of STA to news media, the financial community, governments and their agencies, securityholders and employees;

(c) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(d) disclose any potential conflict of interest that may arise with the business or affairs of STA and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5. Independent Advice

In discharging its mandate the board of directors shall have the authority to retain (and authorize the payment by STA of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

APPENDIX B - CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

In lieu of a corporate governance and compensation committee, the board of directors of STA is directly responsible for developing STA's approach to governance issues, filling vacancies among the directors and periodically reviewing the composition and effectiveness of the directors and the contribution and compensation of individual directors. The board of directors of STA Holdings has a compensation, nominating and corporate governance committee that has a charter that would comply in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines if STA Holdings was a reporting issuer under the securities legislation of the provinces and territories of Canada.

1. Governance Responsibilities:

(a) To assess the independence and qualifications of the various members of the board of directors.

(b) To ensure that programs relating to succession planning and performance evaluation are effectively integrated with STA's strategy.

(c) To review the composition of the committees of the board of directors.

(d) To monitor the quality of the relationship between management and the board of directors.

(e) To review and respond to requests by individual directors to engage outside advisors.

(f) To review, and if acceptable direct the implementation of, the recommendations of the compensation, nominating and corporate governance committee of STA Holdings.

(g) To assess the need, and to coordinate a program, for continuing education for members of the

(h) To assess the effectiveness of the board of directors and their committees and the contribution of each director.

(i) To report on governance as required by public disclosure requirements.

(j) To review and ensure compliance of STA with its internal governance guidelines.

(k) To review from time to time the governance practices of STA and its committees to determine compliance with rules and policies of regulatory authorities governing STA.

(l) At least annually, to review the adequacy of the corporate governance guidelines of STA and its subsidiaries.

(m) To determine and monitor STA's standards for director independence.

(n) At least annually, to review the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of STA.

(o) At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors.

(p) To undertake such other initiatives as are needed to help the board of directors deliver exemplary governance.

2. Nominating Responsibilities

(a) To review annually the competencies, skills and personal qualities required of members of the board of directors in light of relevant factors, including: the objective of adding value to STA in light of the opportunities and risks facing STA and STA's proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board of directors is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or

other guidelines; and the policies of the board of directors with respect to board member tenure, retirement and succession and board member commitments.

(b) To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with STA and the nature and operation of STA's business (including STA's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board of directors and its committees, as well as the contribution individual directors are expected to make.

(c) To actively seek individuals qualified (in context of STA's needs and any formal criteria established by the board of directors) to become members of the board of directors.

(d) To review the membership and allocation of board members to the various committees of the board of directors.

(e) To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board of directors' performance, including individual contributions.

(f) To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

Student Transportation of America®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Friday, the 3rd day of November, 2006, at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2006, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Issuer;

3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 26th day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

Form 52-109F1 - Certification of Annual Filings

I, Denis J. Gallagher, Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of America Ltd. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2006

(SIGNED)

Name: Denis J. Gallagher
Title: Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Patrick J. Walker, Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of America Ltd. (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2006

(SIGNED)

Name: Patrick J. Walker
Title: Chief Financial Officer

STUDENT TRANSPORTATION OF AMERICA LTD.

AND

STUDENT TRANSPORTATION OF AMERICA ULC

ANNUAL INFORMATION FORM

September 26, 2006

TABLE OF CONTENTS

STUDENT TRANSPORTATION OF AMERICA LTD.
AND
STUDENT TRANSPORTATION OF AMERICA ULC

GENERAL

The information, including any financial information, disclosed in this Annual Information Form is stated as at June 30, 2006 or for the year ended June 30, 2006, as applicable, unless otherwise indicated. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to "$" are to the lawful currency of the United States. References in this Annual Information Form to "we", "us" or "our" refer to Student Transportation of America Holdings, Inc. ("STA Holdings" or the "Company") and all of its direct and indirect subsidiaries.

Certain statements in this Annual Information Form are "forward looking statements", which reflect the expectations of management regarding the Issuer's and the Company's future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect the Issuer's current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Report. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward looking statements contained in this Annual Information Form are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward looking statements, and the differences may be material. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. These forward-looking statements are made as of the date of this Annual Information Form and the Issuer and the Company assume no obligation to update or revise them to reflect new events or circumstances.

CORPORATE STRUCTURE

STA

Student Transportation of America Ltd. ("STA") was incorporated on September 22, 2004 under the *Business Corporations Act* (Ontario). STA's registered head office is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA currently holds all of the issued and outstanding class A common shares of STA Holdings, representing a 95.5% voting interest.

STA ULC

Student Transportation of America ULC ("STA ULC", and together with STA, the "Issuer") was incorporated on September 29, 2004 as an unlimited liability corporation pursuant to the *Companies Act* (Nova Scotia). The head office of STA ULC is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA ULC currently holds all of the issued and outstanding preferred shares of STA Holdings.

STA Holdings

Student Transportation of America Holdings, Inc. is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. ("STA Inc.") and all of the issued and outstanding common shares of STA ULC.

Ownership Structure

The following chart illustrates the ownership structure of the Issuer and STA Holdings:



100% Common Shares
Public
Student Transportation of America Ltd. (Ontario)
Existing Investors and Management
100% Class A Common Shares
Subordinated Notes
100% Class B Series One and series Two Common Shares
Student Transportation of America Holdings, Inc. (Delaware)
100% Preferred Shares
100%
100% Common Shares
Credit Facility
Senior Lenders
Student Transportation of America, Inc. (Delaware)
STA ULC (Nova Scotia)
Holders of Separate Subordinated Notes
Separate Subordinated Notes
100%
STA Inc.'s Operating Subsidiaries(1)

(1) STA Inc. has 23 wholly-owned operating subsidiaries, including: (i) Santa Barbara Transportation Corp., a California corporation; (ii) Krise Bus Service, Inc., a Pennsylvania corporation; (iii) STA of Pennsylvania, Inc., a Pennsylvania corporation; (iv) Rick Bus Co., a New Jersey corporation; (v) Southwest Student Transportation, LC, a Texas limited liability company; (vi) Goffstown Truck Center, Inc., a New Hampshire corporation; (vii) STA of Connecticut, Inc., a Connecticut corporation; (viii) Student Transportation of Canada Ltd., an Ontario corporation; (ix) North Bend Bus Company, Inc., an Oregon corporation; (x) STA of New Jersey, Inc., a New Jersey corporation; (xi) STA Transportation of Pittsburgh, Inc., a Pennsylvania corporation; (xii) Student Transportation of Vermont, Inc., a Vermont corporation; (xiii) Dail Transportation Inc., a New Hampshire corporation; (xiv) STA of New York, Inc. a New York corporation; (xv) Ledgemere Transportation, Inc., a Maine corporation; (xvi) Student Transportation of Canada Inc., an Ontario Corporation; (xvii) James O. Sacks, Inc., a Pennsylvania Corporation; (xviii) Byrd Yeany Busing, Inc., a Pennsylvania Corporation; (xix) Hudson Bus Lines, Inc., a Maine corporation; (xx) Toshmar Bus Lines Limited, an Ontario corporation; (xxi) McCrillis Transportation, Inc., a Maine corporation; (xxii) Positive Connections Inc., an Illinois corporation; and (xxiii) Positive Connections Leasing Corp., an Illinois corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 of 11,604,140 income participating securities ("IPSs") for gross proceeds of Cdn. $116,041,400 ($94,212,000). Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Concurrent with the closing of the IPS Offering, STA ULC issued, on a private placement basis, Cdn. $10.0 million ($8,149,000) of separate 14% subordinated notes having an aggregate principal amount of Cdn. $3.847 (the "Separate Subordinated Notes", and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility (the "Credit Agreement") with a group of lenders consisting of a $31.0 million term loan, a $25.0 million revolving loan facility, and a $15.0 million acquisition loan facility (together with the IPS Offering, the "IPS Transactions"). In connection with the IPS Offering, $43.3 million was drawn pursuant to the Credit Agreement. On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn. $10,857,000, ($8,854,000). STA and STA ULC used the net proceeds from the IPS Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of STA Holdings. Certain existing investors in STA Inc. prior to the IPS Offering (the

"Existing Investors") held 100% of the Class B common shares of STA Holdings following the closing of the IPS Offering.

The Credit Agreement entered into in connection with the IPS Offering included a $31.0 million term loan facility, a $25.0 million revolving loan facility and a $15.0 million acquisition loan facility. The acquisition loan facility is available to fund acquisitions and investment requirements for new revenue and bid-in contracts. During the 2006 fiscal year, the Company secured several amendments to the Credit Agreement to (i) provide for an additional $15.0 million of capacity under the acquisition loan facility, (ii) establish a new Cdn. $3.0 million revolving loan facility and a Cdn. $10.0 million acquisition loan facility, (iii) revise certain definitions governing the consistent payment of interest and dividends during interim fiscal periods based on the seasonal nature of the Company's cash flow and the partial recognition of cash flow associated with growth spending during interim fiscal periods, (iv) reduce the senior leverage ratio from 2.50 to 2.25 effective October 1, 2005 through October 1, 2006, and (v) secure interest rate reductions (applicable margin reductions) of 75 basis points effective March 30, 2006, and an additional 75 basis points effective June 15, 2006 (the "Amended and Restated Credit Agreement"). The new Canadian dollar loan facilities were established to finance the Company's operating entrance into the Canadian market.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of Cdn. $37,200,000. The net proceeds (after commission and fees) were used entirely to pay down debt on the credit facility. Each such IPS unit consisted of one common share of STA and Cdn. $3.847 principal amount of 14% Subordinated Notes of STA ULC. The issuance of additional IPSs pursuant to the Private Placement included the issuance of an additional $10.0 million (Cdn. $11.9 million) of Subordinated Notes as part of the IPSs issued.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal prospectus offering (the "Bought Deal") for total gross cash proceeds of Cdn. $60,025,000. The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn. $3.847 principal amount of 14% Subordinated Notes of STA ULC. The issuance of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn. $18.8 million) of Subordinated Notes as part of the IPSs issued.

On December 8, 2005, at the annual and special meeting of shareholders, the shareholders of STA approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). The EIP is intended to (a) align the interest of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among employees, officers and consultants. A maximum of 717,747 common shares are available for issuance under the EIP.

DESCRIPTION OF THE BUSINESS

Business of the Issuer and STA Holdings

STA currently holds 95.5% of the outstanding common shares of STA Holdings. The Issuer and STA Holdings do not have any ongoing business operations of their own. STA Holdings depends on the operations and assets of its wholly-owned subsidiary, STA, Inc., for cash distributions. The Issuer, in turn, depends on STA Holdings for cash distributions to satisfy the interest obligations of the Subordinated Notes issued by STA ULC and to pay dividends on the common shares of STA.

Business of STA Holdings and Subsidiaries

Business Overview

Founded in 1997 by industry executive, Denis J. Gallagher, we are the fifth largest provider of school bus transportation services in North America, conducting operations through wholly owned operating subsidiaries. We have become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in a fragmented industry. Based on industry sources, educational institutions in North America spend approximately $15 billion annually on school bus transportation. We currently provide school bus transportation services in Ontario, Canada and the following US states: California, Connecticut, Illinois, Maine, Minnesota, New Hampshire, New Jersey, New York, Pennsylvania, and Vermont.

Our services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. Our primary service of transporting students to and from school (referred to as "home-to-school" busing) comprises approximately 91% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller monitored vehicles. Extracurricular transportation typically accounts for 6% of revenue. We also provide charter services for athletic events, field trips, summer camp routes and other non-school related charter services. These services account for approximately 3% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service we have experienced strong and consistent growth in revenue, margins and EBITDA. Approximately 90% of our revenue is contracted with an average term of three to eight years. Our growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Our Competitive Strengths

We possess a number of competitive advantages that management believes will allow us to sustain our proven track record of profitability and expand our position as a leading provider of school bus transportation services in North America, including the following:

Stable and Diversified Contract Base. We currently operate over 128 contracts with a fleet of over 4,000 vehicles for school districts in Ontario, Canada and ten US states. As our largest contract represents less than 6.0% of contract revenue, we do not face significant risks related to customer concentration, as management believes that the loss of a single contract would not have a significant impact on our performance. Additionally, we enjoy a stable and consistent revenue stream due, in part, to the fact that our contracts have an average term of three to eight years and school districts in rural and suburban markets tend to extend existing contracts with quality incumbents rather than solicit bids from potential replacement contractors. Since the inception of the Company in 1997, we have renewed 257 of the approximately 266 contracts that have been up for renewal.

Focus on Rural and Suburban Markets. In contrast to our large, national competitors, we target school districts located in rural and suburban markets, which provides the following advantages:

- *Improved Contract Stability and Retention* — Rural and suburban school districts are more likely than urban school districts to renegotiate and extend contracts with quality incumbent providers, rather than embark on a competitive re-bid process. A re-bidding process may require extensive effort and expense for the school district. Incumbent providers who deliver a high level of service and have generally competitive pricing experience little or no significant contract attrition. In

contrast, large school districts and those in urban areas typically award contracts on the basis of the lowest bid price as opposed to lowest responsible bid, which considers qualitative factors. Additionally, large urban school districts usually employ multiple contractors for price advantages. As a result, rural and suburban contracts offer higher margins and greater stability for contract renewals and extensions.

- *Reduced Competition* — We encounter national competitors less frequently in rural and suburban markets than we would if we operated in urban markets. Our national competitors are focused primarily on large, urban markets, with the objective of implementing homogeneous operations. Our local competitors often lack the financial resources to meet increasingly stringent contract requirements. Specifically, management believes that these smaller competitors often lack resources to meet customers growing needs and increased government regulations. In contrast, we are large, growing, consistently profitable and, unlike our smaller competitors, leverage our size and infrastructure to provide service to our customers at a profit. We intend to continue to use our significant market presence to our advantage in further penetrating our target markets. Our emphasis on local markets, combined with our national operating efficiencies, allows us to enjoy significant competitive advantages.

- *Lower Operating Costs* — Rural and suburban markets possess several attributes that allow us to operate at a low comparable cost relative to urban markets, including: (i) driver wage components are up to 50% lower than in urban markets and there is generally less driver turnover and absenteeism; (ii) the risk of unionization of employees is lower; (iii) facilities are easier to obtain and facility costs are substantially lower; (iv) maintenance costs are significantly lower, due to less wear and tear on the vehicles on rural and suburban routes; and (v) vehicle and worker's compensation insurance premiums are less expensive in these markets.

- *Increased Safety* — Driving conditions in rural and suburban markets are generally safer, resulting in fewer accidents. Furthermore, less driver turnover and absenteeism results in fewer accidents. Management believes that these factors have contributed to our strong safety record.

Proven Acquisition, Bid and Conversion Experience In order to grow in the consolidating private student transportation industry, a company must have the ability to identify and acquire targets and successfully integrate the acquired target into its operations. We have proven acquisition experience, successfully acquiring 27 school bus contractors since our inception in 1997. Moreover, upon acquiring these targets, we have been able to create incremental value through the operating leverage in our current infrastructure. Similarly, we have the proven ability to successfully win contracts in a competitive bidding process and identify school districts whose boards would be willing to convert their school bus transportation services to private operators and work with these districts throughout the conversion process. Since being founded in 1997, we have successfully won 31 new school district contracts and completed six school district conversions (from public to private provision of school bus services).

Focus on Long-Term Partnerships with Customers We have a clear understanding of the issues facing school districts and are extremely effective at designing customized solutions for each district's transportations needs. Our representatives meet with district officials to educate them about the advantages of outsourcing. Following an acquisition or conversion of a school district's transportation program, we often hire the current bus drivers and district staff, maintaining consistency for the children and emphasizing the partnership with the school district. We work closely with each of our customers to optimize routing and bell times to achieve daily operating efficiencies. In addition, we assist our customers in maximizing reimbursement from governmental entities for their transportation programs.

Experienced Management Led by Denis Gallagher, our chairman and chief executive officer, our management team has extensive experience, with an average of approximately 24 years experience and over 200 years of collective experience in the student and passenger transportation industry. Moreover, many of the members of senior management worked together in the student transportation operations of Laidlaw during the period from 1980 to 1996. Our senior management team has proven itself by successfully growing our business since inception through the implementation of a disciplined acquisition, bid and conversion program. At the regional level, our

operations are managed by seasoned industry executives and/or former owners who have extensive experience and knowledge of the school districts and competitors in their region.

Business and Growth Strategies

Our primary strategic objective is to increase cash flow and profitability by (i) growing organically, (ii) leveraging our operating and financial infrastructure within our regional platforms through acquisitions, bid awards and conversions, including management services contracts and (iii) expanding into new geographic markets.

Grow Organically Organic growth from our existing contracts is driven primarily by inflation related escalators built into our contracts and increased enrolment in schools. Although school enrolments in the United States have been projected to increase by 5% over the next 10 years, enrolments in the Western United States have been projected to increase by 13%. We have monitored, and will continue to monitor, school enrolment trends in order to ensure that our operations are in a position to benefit from emerging trends. As an example, our west coast regional operations are well positioned to take advantage of the expected above average increase of the population in the western United States, and, in Canada, the Ontario Ministry of Education recently announced $33 million in student transportation funding increases for the 2005-2006 school year, an increase of 5%, as reported by an industry source.

Leverage our Infrastructure within our Regional Platforms We establish platform companies in targeted markets, usually via acquisitions or substantial bid awards, and create regional density by executing our "Acquisition-Bid-Conversion" strategy through the addition of "tuck-in" acquisitions, bid awards and conversions. This strategy enables us to enjoy the benefits of financial and operating leverage, as a larger contracted revenue base is achieved without a corresponding rise in fixed costs. This emphasis on regional density, combined with our national scope, creates greater economies of scale in the areas of finance, purchasing and marketing through the integration of these businesses and contracts. Since being founded in 1997, we have acquired and integrated 27 school bus contractors, won 31 new school district contracts and completed six school district conversions (from public to private provision of school bus services) as illustrated in the chart below:

Acquisition - Bid - Conversion History



Revenue ($ in millions)
Contracts
$140
$120
$100
$80
$60
$40
$20
$0
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
2003
2004
2005
2006

In addition, the Company has made one acquisition, won four bid contracts and completed one conversion subsequent to June 30, 2006.

Acquisitions The fragmentation of the school bus market provides us with significant consolidation opportunities. Specifically, an estimated 4,000 private contractors account for approximately 30% of the industry's revenues. Accordingly, there exists an opportunity to acquire and consolidate many of these private operators, as they lack the financial resources needed to meet increasingly stringent contract requirements and are unable to compete with the economies of scale of national providers such as ourselves. We execute our acquisition program by acquiring regional platform companies that are capable of operating effectively on a decentralized basis. These platforms utilize local management teams who are familiar with the market to begin to build our regional presence. We create regional density when these platform companies are supplemented with "tuck-in" acquisitions. As a result, we are able to grow our regional platforms, realize operating synergies and improve profit margins. Our key

acquisition criteria are geographic market, strength of management, quality of contracts and customer relationships and profitability.

Bids. Bidding activities are directed toward school districts that have chosen to solicit bids from private operators for their school bus transportation contracts. These contracts are primarily awarded by school districts based on a public bidding process or Request for Proposal, on the basis of the lowest "responsible" bid. Lowest responsible bids enable school districts to consider factors other than price in awarding a bid, such as safety records and initiatives, driver training programs, community involvement and quality of service.

Our experience has been that these bid-in contract awards are substantially accretive to earnings. In particular, the ability to leverage our existing operating and management infrastructure is a key variable when bidding for contracts. New contracts provide incremental revenue spread over a largely fixed regional cost base, as the new contracts share existing hub facilities, maintenance and management personnel. We have successfully won 31 bids since inception by emphasizing our qualitative advantages and leveraging our cost efficiencies within the regional platform.

Conversions. We target school district owned and managed fleets for conversion. It is estimated that school districts operate approximately 70% of the 450,000 school buses in the United States. Capital expenditures related to growing fleet sizes and year-round school and safety regulations, coupled with rising costs associated with fleet management and driver unionization, create fiscal constraints for school districts. Management believes that many private operators such as ourselves have demonstrated the ability to operate at a savings compared to district operators. As a result, some school districts are pursuing a strategy of conversion. Our conversion program operates similar to our bid-in program, as we focus on privatizing school districts in regions contiguous to our existing operations. Conversions also take advantage of operating and financial benefits by sharing fixed costs and, as a result, are accretive to earnings. We have been successful in completing six conversion opportunities since inception.

One distinctive feature of conversions is that they can be structured as management contracts under which the contractor manages the transportation for the school district and the district continues to own the school bus fleet and facilities. School districts sometimes elect a management contract approach in order to maintain a degree of control through the ownership of the fleet and facilities. We prefer to focus on operating managed fleet contracts, as they require significantly lower up-front capital investment and result in lower annual depreciation expense on a going forward basis. We currently have 12 management services contracts, with the buses operated under these contracts comprising approximately 12 % of our fleet.

The following table is a summary of our revenue under existing contracts by type:


Conversion
4%
Acquired
66%

Expand into New Markets. We are well positioned to take advantage of considerable expansion opportunities in new markets. Although we have historically focused on school districts that understand the benefits of outsourcing, a majority of school districts in the United States continue to manage student transportation internally. We continue to believe that large portions of the southeast and the southwest regions of the United States

represent significant opportunity for conversion, as outsourcing currently represents less than 20% of the student transportation market in those regions.

Recent Acquisitions and Developments

We recently completed the following acquisition and conversion, and were awarded the following bids for the 2006 – 2007 school year:

- On July 12, 2006, we closed our acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. The acquisition is expected to increase Canadian dollar cash flow.

- On July 19, 2006, we were awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term, commencing with the 2006-2007 school year. The AASD Conversion is one of the largest conversions in the history of Pennsylvania and our largest since our inception.

- On May 1, 2006, we completed the acquisition of Illinois based Positive Connections, Inc. ("PCI"). Subsequent to the acquisition of PCI, we were awarded two additional revenue contracts for services for the upcoming school year commencing in September 2006, one of which includes a fuel mitigation clause. We intend to secure additional buses to service these contracts in the second quarter of fiscal 2007.

- In May 2006, we were awarded a new five year contract in Peterborough, New Hampshire which includes a 100% customer paid fuel provision.

- In February 2006, we were awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. This contract is with a school district that is contiguous to several of our current terminal operations in the state.

- Also in February 2006, we were awarded a five year contract with the Riverside Unified School District in California ("Riverside"). Under the terms of this new five year contract, the school district is responsible for the purchase of fuel outright.

In connection with the Simcoe acquisition and the AASD Conversion, we acquired, in the aggregate, two contracts and 210 school buses. In addition, we did not renew four contracts for the 2006-2007 school year, representing approximately $7.0 million in revenue for the 2006 full fiscal year. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract that we had in Oregon. We sold the used fleet utilized in the Oregon contract and have reinvested the net proceeds in school equipment for the newly attained AASD Conversion (see discussion above). Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by us. Specifically, consistent with our business strategy, we do not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with us. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services we provided. The reduction in our serviced routes resulted in the contract becoming economically unfeasible for us to continue to provide the school district services. As such, we decided to withdraw our acceptance of an extension of the contract.

Customers/Contracts

We currently operate over 128 contracts with a fleet of over 4,000 vehicles for school districts in Ontario, Canada and ten US states. Our contracts have an average term of three to eight years, with payments generally made as services are provided from September through June. Compensation under school bus transportation contracts is generally based on a daily rate per vehicle. Contracts generally provide for an annual escalator clause for inflation based on the consumer price index and often provide for additional protection for fuel increases.

Specifically, approximately 50% of our contracts include some form of protection against fuel increases, including through reimbursement by the school district. The majority of the contracts (representing approximately 88% of the fleet) require us to own the vehicles.

As our average contract accounts for 1% of contract revenue and our largest contract represents less than 6.0% of contract revenue, management believes that the loss of a single contract would not have a material impact on our performance. Since our inception in 1997, we have renewed 257 of the approximately 266 contracts that have been up for renewal over that period. One factor contributing to this high level of retention is that in rural and suburban areas, being the markets in which we operate, school districts tend to extend existing contracts rather than solicit bids from potential replacement contractors, unless applicable law requires otherwise or the school district is dissatisfied with the service of its current school bus transportation contractor. Some districts believe that replacing an existing contractor through a bidding process can result in higher prices than contract extensions due to the significant fleet investment and start-up costs that a replacement contractor requires.

Management attributes our successful contract renewal rate to the following:

- management's experience in the student transportation industry;
- our reputation for passenger safety and providing efficient, on-time service;
- the preference of school districts, and particularly those in the rural and suburban markets in which we operate, to maintain continuity of service;
- our success in operating as a local company, including maintaining the local brand, participating in local school programs and emphasizing our commitment to the local community;
- proactively renegotiating and extending existing contracts before maturity; and
- operating in states where regulations allow contracts to be extended without mandatory public bid.

Operations

Our operating strategy is to conduct business on a decentralized basis through regional platform operations, as well as to leverage our operating, management and financial infrastructure to create efficiencies. Management has been able to enhance the value of our regional platforms by implementing operating efficiencies in such areas as driver recruitment and training, fleet management, facilities management and vehicle maintenance. As well, we have utilized our national economies of scale for purchasing benefits in fleet procurement, vehicle parts, insurance and safety programs.

We currently operate 68 terminal locations, three of which are owned, organized into six regional divisions: New England (Connecticut, Maine, New Hampshire and Vermont), Midwest (Illinois and Minnesota), New Jersey/New York, Pennsylvania, West Coast (California) and Ontario, Canada. These regional platforms have been established in states that are favourable to private contracting of school transportation. Regions are led by operating Vice Presidents, who have overall responsibility for growth and operational performance. The structure enables us to add contracts with minimal increases to our overhead, taking advantage of the inherent operating leverage.

Our corporate office in Wall, New Jersey, provides national support to the regions through the consolidation of the accounts payable, treasury and finance functions, and coordination of the legal, insurance, fleet procurement, administration and human resources functions. The senior management team sets our overall strategic direction and leads the execution of our business strategy. The senior management team reviews and approves each of the financial models developed for potential acquisitions, bids and conversions, and is directly involved in the negotiation and execution of all acquisitions, bids and conversions. In addition, the senior management team reviews and approves each of the regional divisions' annual operating plans.

Sales and Marketing

All three levels of our management, including senior management, regional operating vice presidents and local terminal managers, execute sales and marketing functions. The senior and regional management team consists of industry veterans with an average tenure of 24 years in the school bus transportation industry. The local terminal managers have a deep knowledge of their respective markets and continuously search for potential bid and conversion opportunities. Our senior management team evaluates over 100 acquisition, bid and conversion opportunities each year, and includes our vice president of business development who, working together with our local management, continuously identifies and explores potential acquisition, bid and conversion targets. Once we complete an acquisition, bid award or conversion, the sales and marketing process then focuses on customer service execution. The Regional Vice Presidents, regional management teams and local terminal managers and employees are all responsible for customer service execution, which is intended to enhance our reputation for quality service and increase the likelihood of contact renewal.

Vehicle Fleet

We operate a fleet of over 4,000 school buses, vans and other vehicles. Buses range in size from 9 to 84 passengers, and have an average cost of $55,000. We purchase our buses from quality suppliers such as Navistar International Corp., Freightliner/Thomas Built Buses, Ford Motor Company, and Blue Bird Corporation. Management believes that the Company's savings approximate 10%-15% on vehicle purchases compared to smaller operators, due to a higher volume of annual purchase activity, and that our fleet purchasing power is comparable to other national operators.

Our fleet is properly maintained, resulting in lower annual maintenance expenses and reduced capital expenditures. The fleet age of our fleet for the last six fiscal years averaged 5.2 years. Additionally, our vehicles are subject to inspection by government authorities, who ensure that our buses comply with the applicable regulations.

Our regional operating density allows us to efficiently deploy our fleet of vehicles, which increases asset utilization and reduces annual vehicle maintenance capital expenditures. We manage our fleet at the regional operating level and are capable of moving equipment within a given region, based on varying contracted vehicle age requirements. We estimate that we save nearly $1.0 million per year in annual maintenance capital expenditures by re-deploying our bus fleet.

We continue to focus on our managed fleet business. As of our most recent fiscal year end, managed vehicles represented approximately 12% of revenue vehicles. Conversions usually drive an increase in managed business, as school districts opt for outsourced providers while maintaining ownership of their bus fleet. Managed fleets offer significant advantages to us in terms of the relatively low initial investment required under a new bid or conversion. The growth in the managed fleet has reduced traditional capital expenditure requirements and has lowered annual depreciation expense on an overall basis.

Fleet Maintenance Expense

Maintenance of the bus fleet is a critical factor in maximizing service and minimizing the high cost of repairs. In fiscal 2006, we spent approximately $14.2 million on operating expenses, including wages, or an average of approximately $4,125 per vehicle. These operating expenses are distinct from maintenance capital expenditures, which refer to those expenses that are required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.

We have a comprehensive preventive maintenance program for our equipment to minimize equipment downtime and prolong equipment life. Programs implemented by us include standard maintenance, regular safety checks, lubrication, wheel alignment and oil and filter changes, all of which are performed on a regularly scheduled basis. Approximately 97% of our fleet is maintained by our trained technicians at 66 of our 68 terminal locations. The remaining buses are maintained by local truck service contractors who adhere to strict state, provincial and federal regulations as well as our standards.

Bus Drivers

The ability to recruit, hire and retain drivers is critical. Drivers generally work less than 1,000 hours a year and generally earn wages of between $9 and $20 per hour, depending on seniority and local wage competition. We believe that we provide competitive driver compensation, as evidenced by what we believe to be a relatively low attrition rate of our drivers. In addition, we generate opportunities for drivers to earn supplemental wages by providing charter or extracurricular assignments. We target homemakers with children in the school system and early retirees as ideal driver candidates. We require our drivers to complete a comprehensive training process to fully satisfy or exceed federal and state regulatory requirements, as well as local contract requirements.

Routing

We typically work with school districts to develop the most effective routing plan and to coordinate bell times at the schools. Most of our locations use routing/mapping tools commonly available on the Internet when necessary. While we do not utilize our own mapping software, our professionals will work with a customer's routing software when requested.

Insurance and Bonding

We maintain various forms of liability insurance against claims for bodily injury or property damage. Such insurance consists primarily of: (i) automobile and general liability insurance of up to $55 million per occurrence, subject to a $250,000 deductible per occurrence; (ii) statutory workers' compensation and employers' liability insurance, subject to a $250,000 deductible per occurrence; and (iii) all risk property damage insurance (excluding automobiles) covering replacement value and/or building contents as required by lease terms, subject to a $5,000 deductible per occurrence. In addition, the Company maintains automobile physical damage insurance of $2.0 million per location, subject to a $5,000 deductible per vehicle. In certain circumstances, the Company maintains current levels of insurance coverage of acquired companies for a transition period before switching to the Company programs described above. Certain of our customer contracts contain protections against increases in our insurance costs.

Approximately 20% of our revenue is associated with contracts that contain performance or surety bond requirements. These bonds are written by certified surety underwriters with whom we have longstanding relationships. For the 2005/2006 school year, our outstanding performance bonds aggregated $26.5 million, at an annual cost of approximately $0.2 million.

Safety

We have an excellent safety record. We are subject to Occupational Safety and Health Administration regulations and have had no material citations or violations. As well, state authorities conduct random inspections of our fleet to ensure that we comply with applicable regulations. We believe that we are in material compliance with all current United States and Canadian federal, state and provincial safety laws and regulations. Management has developed a corporate culture focused on passenger safety and service. In support of this commitment, we employ more than 100 certified regulated school bus safety instructors who are responsible for the implementation of safety and training programs. Management believes that our emphasis on passenger safety and service is a major contributor to our success in winning new contracts.

Management Information Systems

Management believes that our databases and information systems and competency in regular and accurate financial reporting amount to a strong competitive advantage. Our centralized accounting system, MAS-200, can be accessed from remote locations via our secure server. Vehicles and other assets are tracked using our Fixed Asset System (FAS). The accounting systems are hosted and supported by a third party provider — MRK Host Window.

We do not have a uniform routing/reservation system in place for all locations. On a case-by-case basis, we will install routing software packages in a terminal location as required by a customer. Given our focus on smaller rural and suburban markets, most locations have determined that routing and mapping tools commonly available on the Internet are adequate.

We have stand-alone Engine Diagnostic Systems in place in most of our locations, which can be used by maintenance personnel to efficiently diagnose vehicle system problems. These systems allow us to utilize our maintenance personnel more efficiently and take advantage of the computerized systems in our vehicles.

Competitive Environment

Generally, the school bus transportation industry awards contracts through a public bidding process, which is often based on the concept of lowest responsible bid. Specifically, in selecting a bid, the school district will consider a variety of factors in addition to cost, including reputation of the bidder, its safety record and quality of service. As we operate primarily in rural and suburban markets, we generally compete with smaller regional companies.

Laidlaw, FirstGroup and National Express are the national industry consolidators and have acquired many of the largest private school bus transportation providers over the last decade. Their strategy has been to purchase competitors in various markets, with the elimination of local branding in favour of the national brand already established. This strategy has resulted in a high concentration of their business in urban markets. As a result of the high concentration in urban markets, companies operating in these markets generally experience a higher degree of competitive pricing than those operating in rural and suburban markets. The following chart lists the top ten providers of school bus transportation services in the United States:

TOP 10 STUDENT TRANSPORTATION CONTRACTORS, 2005-2006 SCHOOL YEAR

Rank	Company	Fleet Size	Headquartered
1	Laidlaw Education Services	39,116	Naperville, IL
2	First Student Inc. (First Group plc)	22,000	Cincinnati, OH
3	National Express Group plc	12,000	Chicago, IL
4	Atlantic Express Transportation Group	6,239	Staten Island, NY
5	Student Transportation of America	4,017	Wall, New Jersey
6	Cook-Illinois Corp.	1,425	Oak Forest, IL
7	Peterman	1,241	Cincinnati, OH
8	Baumann and Sons	1,151	Bohemia, NY
9	The Trans Group LLC	1,150	Spring Valley, NY
10	WE Transport	1,145	Plainview, NY
	Total Top 10	89,484	
11-50	**Total of Next 40 Operators**	18,214	
	Total Private Industry	135,000[(1)]	

Note:

(1) Based on an industry total of 450,000 school business and a 30% market share of the estimated 4,000 private operators.

Source: School Bus Fleet 2006 Fact Book.

Capital Expenditures

Our capital expenditures can be categorized into two types: maintenance and growth or earnings enhancing. The table below sets out our historical and average maintenance and growth capital expenditures for the past three years.

	2006	2005	2004	Average
Maintenance Capital Expenditures	5.1	6.5	3.8	5.1
Growth Capital Expenditures	17.3	8.7	2.9	9.6
Total Capital Expenditures	22.4	15.2	6.7	14.7

Maintenance Capital Expenditures

Maintenance capital expenditures include those required to maintain and upgrade existing infrastructure, including the replacement of school buses and vans.

Growth Capital Expenditures

Growth capital expenditures are those related to new bids, the purchase of new equipment and the expansion of existing infrastructure (i.e., expansion of existing building facilities and/or addition of new facilities and other capital improvements). Growth capital expenditures are intended to increase productivity and cash flows, enhance margins and/or increase capacity.

Currency Hedging Policy

We are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because distributions from the Company are in U.S. dollars and the distributions that the Company makes to STA and STA ULC are paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, we entered into a five-year hedging arrangement at an exchange rate of C$1.2275 to US$1.00 until January 15, 2010. The Company has entered into new forward contracts on a quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2006, the Company had 60 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn. $ to be received (in millions)	Cdn. $per US$ (weighted average)
July 2006-June 2007	12	11.9	14.7	1.2275
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	11.9	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
		60.7	73.5	

Subsequent to the issuance of additional IPS units in connection with the Bought Deal, the Company entered into a two year Canadian dollar/U.S. dollar collar hedge contract for $5.6 million in annual distributions. The hedge collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn. $1.0400 and Cdn. $1.1540 to U.S. $1.00. Based on the forward contracts and the collar hedge contracts, the Company currently has hedged approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through July 2008. The Company intends to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The Company reviews its hedging policy on an ongoing basis.

Employees

As at June 30, 2006, we had approximately 4,500 employees, most of whom are employed on a part-time basis. Of these employees, approximately 4,000 are drivers and monitors, approximately 400 are employed in operations, maintenance and safety training and approximately 100 are employed in administration. Less than 7% of the workforce is represented by a labour union. Management believes that the workforce is relatively stable and considers our employee relations to be excellent.

Facilities

In total, we operate 68 terminal locations, of which three are owned. The typical school bus terminal consists of parking spaces for buses, additional space for driver parking, several maintenance bays, a small office and dispatch area and a driver training and rest area. The leased properties range in lease length from month-to-month to thirteen years and contain various renewal options. We generally tie our lease terms to the length of the primary local revenue contract, with our leases currently set to expire at various times through 2018. Ten of the terminals are located on school district properties under the terms of our contracts with those customers. In addition, we lease twelve parking-only sites and five office locations. Rent expense was $3.1 million for the twelve months ended June 30, 2006.

Environmental

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including requirements relating to air emissions, storage and handling of chemicals and hazardous substances, vehicle fueling and maintenance, wastewater and storm water discharge, ownership and operation of Underground Storage Tanks ("USTs") and cleanup of contaminated soil and groundwater. We have taken into account the requirements of such environmental laws in the improvement, expansion and start-up of our facilities. We typically conduct Phase I environmental assessments of most terminals prior to occupying them. USTs are located and operated at twelve of our properties. Under applicable environmental laws, we could be potentially responsible for cleanup of contamination at owned or leased facilities caused by our operation or, potentially, by the past operations of others. Although we do not expect significant environmental liabilities or compliance or cleanup obligations, there can be no assurance that such liabilities and/or obligations will not increase in the future or have a material adverse effect.

Regulatory Environment

We are subject to a wide variety of federal, state, provincial and municipal laws in the U.S. and Canada concerning vehicle standards, equipment maintenance, qualification training and testing of employees, and qualification and maintenance of operating facilities.

In the U.S., our vehicles are subject to federal motor vehicle safety standards established by the National Highway Traffic Safety Administration ("NHTSA"), a division of the U.S. Department of Transportations pursuant to the *National Traffic and Motor Vehicle Safety Act* (1966). Specific standards are promulgated by the NHTSA with regard to school buses pursuant to the School Bus Safety Amendments passed in 1974. Our vehicles are also subject to the laws and regulations of each state in which we operate, which are often more stringent than applicable federal requirements.

The *Commercial Motor Vehicle Safety Act of 1986* requires drivers of commercial vehicles, including school buses, to obtain a Commercial Drivers License. Many states have additional licensing requirements for subclasses of drivers such as school bus drivers. Under regulations enacted at the state and/or local levels, our school bus drivers are required to complete certain minimum basic training and follow-up refresher classes annually. Pursuant to regulations promulgated by the U.S. Department of Transportation under the *Drug Free Workplace Act of 1988*, our drivers are required to undergo pre-employment drug and alcohol testing and we are required to conduct random testing for drug and/or alcohol abuse. Similar drug and alcohol abuse testing is also required under various state laws. As well, we conduct criminal background checks on all of our drivers. The Surface Transportation Board governs interstate movements of school buses and the Federal Highway Administration regulates the licensing of all school bus carriers conducting interstate commerce. Certain states require contractors to obtain operating permits to carry on intra-state business.

In Canada, our operations in Ontario are subject to provincial motor vehicle safety, licensing and driver operation standards established by the Ontario Ministry of Transportation under the *Highway Traffic Act* and the *Provincial Offences Act*. Ontario law also requires bus companies which provide charter trips to obtain a Public Vehicle Operating Licence from the Ontario Highway Transport Board, under the *Public Vehicles Act*. Our Ontario operations are also subject to workplace safety laws including the *Workplace Safety and Insurance Act* and the *Occupational Health and Safety Act*.

THE ISSUER

Description of IPSs

As of June 30, 2006, there were 20,763,554 IPSs issued and outstanding. Each IPS represents: (a) one common share of STA ("Common Share"); and (b) Cdn. $3.847 principal amount of Subordinated Notes.

The ratio of Common Shares to principal amount of Subordinated Notes represented by an IPS is subject to change in the event of a stock split, recombination or reclassification, or upon a partial redemption or repurchase of the Subordinated Notes.

Voluntary Separation and Recombination

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the Common Shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of Common Shares and Subordinated Notes may recombine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. See "Book-Entry Settlement and Clearance" below for more information on the method by which delivery and surrender of IPSs and delivery of Common Shares and Subordinated Notes will be effected.

Automatic Separation

Upon the occurrence of any of the following, the IPSs will be automatically separated into the Common Shares and Subordinated Notes represented thereby:

- with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC;

- exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption;

- the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof;

- if CDS is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or

- the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

Book-Entry Settlement and Clearance

CDS acts as securities depository for the IPSs, the Subordinated Notes and the Common Shares represented by the IPSs, which are referred to collectively as the "Securities". The IPSs and the Subordinated Notes and the Common Shares represented by the IPSs are represented by one or more global notes and global share certificates. The global notes and global share certificates are issued as fully registered in book-entry only form in the name of CDS or its nominee, CDS & Co. If an investor intends to purchase IPSs or Subordinated Notes sold separately, the investor must do so through direct and indirect CDS participants. The participant through which a purchase is made

will receive a credit for the applicable number of IPSs on CDS's records. The ownership interest of each actual purchaser of the applicable security, referred to as a "beneficial owner", is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from CDS of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the CDS participant through which the beneficial owner entered into the transaction.

All interests in the Securities will be subject to the operations and procedures of CDS. The following is a summary of those operations and is provided by the Issuer solely for convenience. The operations and procedures of each settlement system may be changed at any time. The Issuer is not responsible for those operations and procedures.

To facilitate subsequent transfers, all Securities deposited by direct CDS participants are registered in the name of CDS. The deposit of Securities with CDS and their registration in the name of CDS effect no change in beneficial ownership. CDS has no knowledge of the actual beneficial owners of the Securities. CDS's records reflect only the identity of the direct CDS participants to whose accounts such Securities are credited, which may or may not be the beneficial owners. The CDS participants will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the Securities are effected by entries made on the books of the CDS participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the applicable Security except in the event that use of the book-entry only system for the Securities is discontinued.

Cross market transfers between CDS participants, on the one hand, and the Depositary Trust Company ("DTC") participants, on the other hand, will be effected within CDS through DTC. To deliver or receive an interest in Securities held in a DTC account, an investor must send transfer instructions to DTC under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, DTC will send instructions to its CDS depositary to take action to effect final settlement by delivering or receiving interests in the Securities in CDS and making or receiving payment under normal procedures for same-day funds settlement applicable to CDS. DTC participants may not deliver instructions directly to the CDS depositary that is acting for DTC.

Conveyance of notices and other communications by CDS to direct participants, by direct participants to indirect CDS participants, and by CDS participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

CDS will not consent or vote with respect to the Securities. Under its usual procedures, CDS would mail an omnibus proxy to the Issuer as soon as possible after the record date. The omnibus proxy assigns CDS's consent or voting rights to those direct participants to whose accounts the Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

STA and the trustee under the Subordinated Note Indenture (as defined below) will make any payments on the Common Shares and Subordinated Notes to CDS. CDS's practice is to credit direct CDS participants' accounts on the payment date in accordance with their respective holdings shown on CDS's records unless CDS has reason to believe that it will not receive payment on the payment date. Payments by CDS participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of CDS, STA, STA ULC or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

STA and the trustee under the Subordinated Note Indenture will be responsible for the payment of all amounts to CDS. CDS will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

CDS may discontinue providing its service as securities depository with respect to the IPSs, the Common Shares or the Subordinated Notes at any time by giving reasonable notice to STA, STA ULC and the trustee under

the Subordinated Note Indenture. If CDS discontinues providing its service as securities depository with respect to the IPSs and STA and STA ULC are unable to obtain a successor securities depository, an investor will automatically take a position in the component securities and STA and STA ULC will print and deliver certificates representing the IPSs. If CDS discontinues providing its service as securities depository with respect to the Common Shares or Subordinated Notes and STA or STA ULC are unable to obtain a successor securities depository, STA and STA ULC will print and deliver to the investor certificates for those securities and STA and STA ULC will automatically take a position in the securities and STA and STA ULC will print and deliver certificates for the Common Shares and Subordinated Notes.

Also, in the event that STA or STA ULC decide to discontinue use of the system of book-entry only transfers through CDS (or a successor securities depository), STA or STA ULC will print and deliver to the holder certificates for the Common Shares and Subordinated Notes the holder may own.

The information in this section concerning CDS and CDS' book-entry only system has been obtained from sources that we believe to be reliable, including CDS, but we do not take responsibility for its accuracy.

We will not have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

- the accuracy of the records of CDS, its nominee, or any participant, any ownership interest in the securities; or

- any payments to, or the providing of notice, to participants or beneficial owners.

Separation and Recombination. Any voluntary or automatic separation of IPSs, and any subsequent recombination of IPSs from Subordinated Notes and Common Shares, are to be accomplished by entries made by the CDS participants on behalf of beneficial owners. In any such case, the participant's account through which a separation or recombination is effected will be credited and debited for the applicable securities on CDS's records.

Procedures relating to subsequent issuances. The Subordinated Note Indenture and the agreements with CDS provide that, in the event there is a subsequent issuance of Subordinated Notes, the terms of the newly issued Subordinated Notes (including interest and maturity) will be identical in all material respects to the previously issued Subordinated Notes and all such Subordinated Notes will be traded under the same CUSIP number. Any such subsequently issued Subordinated Notes may be issued at a discount or premium to the principal amount of the outstanding Subordinated Notes. See "Description of Subordinated Notes — Additional Issuances of IPSs and Subordinated Notes".

Share Capital of the Issuer

Share Capital of STA

The authorized share capital of STA consists of an unlimited number of common and preferred shares. As at June 30, 2006, 20,764,554 Common Shares were issued and outstanding, all but 1,000 of which were represented by the IPSs, and no preferred shares were issued and outstanding.

Holders of Common Shares of STA are entitled to receive dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Share Capital of STA ULC

The authorized share capital of STA ULC consists of 1,000,000,000 common shares. As at June 30, 2006, all of the issued and outstanding common shares of STA ULC were owned by STA Holdings. Holders of common shares of STA ULC are entitled to receive dividends as and when declared by the board of directors and are entitled

to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA ULC, the holders of common shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities and subject to the prior rights of preferred shares (if any).

The shareholders of STA ULC may, by special resolution, alter the share capital of STA ULC and, without prejudice to any special rights previously conferred on the existing shareholders at the time, issue preferred shares with such designations, powers, preferences, privileges and relative, participating, optional or special rights, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares.

Description of Subordinated Notes

As at June 30, 2006, Cdn. $89,881,239 principal amount of Subordinated Notes were outstanding. Of these, Cdn. $79,881,239 principal amount of notes represent the IPS Notes that were issued as part of the IPSs. The remaining Cdn. $10,000,000 represent the Separate Subordinated Notes issued as part of the IPS Transactions. The Subordinated Notes have been issued under an indenture dated as of December 21, 2004 (the "Subordinated Note Indenture"), between STA ULC, the Company, the Guarantors and Computershare Trust Company of Canada, as trustee (the "Trustee"). The following is a description of the terms of the Subordinated Note Indenture, a copy of the form of which has been filed with the Canadian securities regulatory authorities and is available at www.sedar.com. Capitalized terms used in this "Description of Subordinated Notes" section and not otherwise defined have the meanings set forth in the Subordinated Note Indenture and in the section "Certain Definitions" below, as applicable. The following summary of certain provisions of the Subordinated Note Indenture is subject to, and is qualified in its entirety by reference to, all the provisions of the Subordinated Note Indenture.

General

The Subordinated Note Indenture provides for the issuance of the Subordinated Notes represented by the IPSs and for the issuance of the Separate Subordinated Notes. The Subordinated Note Indenture also provides for the issuance of an unlimited aggregate principal amount of additional Subordinated Notes (the "Additional Subordinated Notes") having substantially identical terms and conditions to the outstanding Subordinated Notes, subject to compliance with the covenants contained in the Subordinated Note Indenture. Any Additional Subordinated Notes will be part of the same issue as the outstanding Subordinated Notes and will vote on all matters with the outstanding Subordinated Notes.

The Subordinated Notes are registered in book-entry only form. See "Description of IPSs — Book-Entry Settlement and Clearance". The Subordinated Notes are not and will not be listed or traded on any exchange or market and therefore the holders may not be able to resell the Subordinated Notes. In connection with the Bought Deal, CIBC World Markets Inc. advised the Company that it intended to make a market in the Subordinated Notes subject to customary market practices and applicable legal and regulatory requirements and limitations. However, CIBC World Markets Inc. may discontinue any such activities, if commenced, at any time and without notice for any reason that would cause it to discontinue such activities in the ordinary course of its securities trading businesses.

Moreover, if and to the extent that CIBC World Markets Inc. makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

The Subordinated Notes represent an unsecured subordinated obligation of STA ULC and each Guarantor has guaranteed the Subordinated Notes on an unsecured basis. See "— Security and Guarantees" below.

Maturity

The Subordinated Notes mature on December 21, 2016. On maturity, STA ULC will repay the indebtedness represented by the Subordinated Notes by paying the Trustee, on behalf of the Holders, in lawful

money of Canada an amount equal to the principal amount of the outstanding Subordinated Notes, together with accrued and unpaid interest.

Interest

The Subordinated Notes bear interest at a rate of 14% per annum from the date of their issuance, or from the most recent date to which interest has been paid or provided for, payable monthly in arrears, subject to any permissible interest deferral, less any tax required to be withheld, on the fifteenth day following the end of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. The interest and principal on the Subordinated Notes are payable in lawful money of Canada by wire transfer or banker's draft at any branch in Canada of the bank specified in the Subordinated Note Indenture.

Interest Deferral

Prior to December 21, 2009, STA ULC is permitted, at its election, to defer interest payments on the Subordinated Notes, if and for so long as the Interest Coverage Ratio of the Company for the most recently ended twelve-month period ending on the last day of any month, is less than the Interest Deferral Threshold, unless a default in payment of interest, principal or premium, if any, on the Subordinated Notes has occurred and is continuing, or any other Event of Default with respect to the Subordinated Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Subordinated Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond December 21, 2009.

In addition, after December 21, 2009, STA ULC may at its election defer interest on the Subordinated Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Subordinated Notes has occurred and is continuing or any other Event of Default with respect to the Subordinated Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any preceding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Subordinated Notes will bear interest at the same rate as the stated rate on the Subordinated Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Subordinated Notes, including interest on deferred interest. All interest deferred prior to December 21, 2009, including interest accrued on deferred interest, must be repaid on December 21, 2009. All interest deferred after December 21, 2009, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

Deferral Period

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other Restricted Payments. See "Certain Covenants— Limitation on Restricted Payments". The Credit Facility contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Subordinated Notes.

Additional Amounts for U.S. Withholding Tax

All amounts paid or credited by STA ULC under or with respect to the Subordinated Notes or by any Guarantor under or in respect of its Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities or expenses related thereto) imposed or levied by or on behalf of the government of the United States or any government of any political subdivision, state or territory of the United States or any authority or agency therein or thereof having power to tax (hereinafter, "Taxes"), unless STA ULC or such Guarantor is required to withhold or deduct any amount for or on account of Taxes by law or by interpretation or administration of law. If STA ULC or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes or the Guarantees of the Subordinated Notes, STA ULC or such Guarantor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each owner of Subordinated Notes (an "owner" for purposes of this "Additional Amounts for U.S. Withholding Tax" section) including Additional Amounts, after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) will not be less than the amount the owner would have received if such Taxes had not been withheld or deducted; provided that Additional Amounts will only be payable with respect to a payment made to a person if:

(a) the person is a Non-U.S. Holder that is not a Disqualified Recipient, and

(b) either: (i) the Non-U.S. Holder certifies to STA ULC or its agent on IRS Form W-8BEN (or a suitable substitute or successor form) executed under penalties of perjury that such Non-U.S. Holder is not a "United States person" (as defined in the United States Internal Revenue Code of 1986, as amended (the "Code")) and provides its name and address; or (ii) a "qualified intermediary" (as defined in applicable Treasury Regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a United States person and provides the Issuer with an IRS Form W-8IMY (or a suitable substitute or successor form), and

(c) the payment is not effectively connected with such person's conduct of a trade or business within the U.S.

STA ULC and any Guarantors will also:

1. make such withholding or deduction; and

2. remit the full amount deducted or withheld to the relevant authority;

in accordance with and in the time required under applicable law. STA ULC and any Guarantors will furnish to the holders of the Subordinated Notes that are outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any taxes due under applicable law, certified copies of tax receipts or other documentation evidencing such payment by STA ULC or such Guarantor.

At least 30 days or as soon as otherwise practicable prior to each date on which any payment under or with respect to the Subordinated Notes is due and payable, on which STA ULC or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, STA ULC or such Guarantor will deliver to the Trustee an officers' certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders of notes or owners on the payment date. Whenever in the Subordinated Note Indenture or in this Annual Information Form there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Subordinated Note, such mention will be considered to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

STA ULC or a Guarantor will pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Subordinated Notes, the Subordinated Note Indenture or any related document ("Documentary Taxes").

The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the Subordinated Note Indenture.

Canadian Withholding Tax

STA ULC is entitled to deduct and withhold any applicable withholding taxes pursuant to the **[Tax Act]** from any payment to be made on the Subordinated Notes and the amount of any such deduction or withholding will be considered an amount paid in satisfaction of STA ULC's obligation under such Subordinated Notes and there is no obligation on STA ULC to gross-up amounts paid to a Holder of the Subordinated Notes in respect of such deductions or withholding.

Optional Redemption

Except for a tax redemption described below, STA ULC may not redeem the Subordinated Notes at its option prior to December 21, 2009.

On or after December 21, 2009, STA ULC may redeem the Subordinated Notes, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days' notice to Holders, for cash, at a redemption price (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the Subordinated Notes redeemed to the applicable redemption date, if redeemed during the twelve month period beginning on December 21 in the years indicated below:

Year	Percentage
2009	105%
2010	105%
2011	104%
2012	104%
2013	103%
2014	102%
2015	101%
2016 and thereafter	100%

STA ULC may, at its option, redeem all, but not less than all, of the Subordinated Notes, at any time upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus accrued and unpaid interest to the redemption date, during any period that for U.S. federal income tax purposes STA ULC: (i) is not, or would not be, in the opinion of nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the Subordinated Notes from its income; or (ii) is required to withhold or deduct any amount for or on account of Taxes from any amounts paid or credited under or with respect to the Subordinated Notes and STA ULC is required to pay Additional Amounts. See "— Additional Amounts for U.S. Withholding Tax".

In the case of any partial redemption, selection of the Subordinated Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate (and in such manner as complies with the applicable legal and regulatory requirements). If any Subordinated Note is to be redeemed in part only, the notice of redemption relating to such subordinated note will state the portion of the principal amount thereof to be redeemed. A new Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Subordinated Note. On and after the redemption date, interest will cease to accrue on Subordinated Notes or portions thereof called for redemption, so long as STA ULC has deposited with the depositary funds sufficient to pay the principal of, plus accrued and unpaid interest and the premium (if any) on, the Subordinated Notes to be redeemed.

Ranking

The Subordinated Notes represent unsecured subordinated indebtedness of STA ULC and are subordinated in right of payment, as set forth in the Subordinated Note Indenture, to all existing and future Senior Indebtedness of STA ULC, including the guarantee provided by STA ULC pursuant to the Credit Facility.

STA ULC may not pay principal of, premium (if any) or interest on, the Subordinated Notes or make any deposit pursuant to the provisions described under "— Defeasance" below and may not otherwise purchase, redeem or otherwise retire any Subordinated Notes (except that Holders may receive and retain (a) Permitted Junior Securities and (b) payments made from the trust described under "— Defeasance" below so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions described herein or any other material agreement binding on STA ULC, including the Credit Facility) (collectively, "pay the Subordinated Notes") if:

- a default in the payment of the principal of, premium, if any, or interest on any Designated Senior Indebtedness occurs and is continuing or any other amount owing in respect of any Designated Senior Indebtedness has not been paid when due, or

- any other default on any Designated Senior Indebtedness has occurred and the maturity of such Designated Senior Indebtedness has been accelerated in accordance with its terms,

unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid or discharged in full.

However, STA ULC may pay the Subordinated Notes without regard to the foregoing if STA ULC and the Trustee receive written notice approving such payment from the Representative of each series of the Designated Senior Indebtedness with respect to which either of the events set forth in either of the bullet points of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in either of the bullet points of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or upon the expiration of any applicable grace periods, STA ULC may not pay the Subordinated Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to STA ULC) of written notice (a "Blockage Notice") of such default from the Representative of such defaulted Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending on the earliest to occur of the following events:

- 179 days shall have elapsed since the receipt of such Blockage Notice;

- such Payment Blockage Period is terminated by written notice to the Trustee and STA ULC from the Person or Persons who gave such Blockage Notice;

- the repayment or discharge in full of such defaulted Designated Senior Indebtedness; or

- the default giving rise to such Blockage Notice is no longer continuing or is waived by the holders of the defaulted Designated Senior Indebtedness or the Representative of such holders.

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the succeeding paragraph), unless the holders of such defaulted Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such defaulted Designated Senior Indebtedness, STA ULC may resume payments on the Subordinated Notes after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this provision, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of

such Designated Senior Indebtedness, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or an assignment for the benefit of its creditors or any marshalling of the Company's assets or liabilities, the holders of Senior Indebtedness will be entitled to receive payment of all the Senior Indebtedness before the holders of the Subordinated Notes are entitled to receive any payment, and until the Senior Indebtedness is paid in full, any payment or distribution to which holders of the Subordinated Notes would be entitled but for the subordination provisions of the Subordinated Note Indenture will be made to holders of the Senior Indebtedness as their interests may appear. However, the holders of Subordinated Notes may receive and retain Permitted Junior Securities, and payments made from the trust described under "— Defeasance" so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions described herein or any other material agreement binding on the Company, including the Credit Facility. If a distribution is made to holders of the Subordinated Notes that, due to the subordination provisions of the Subordinated Note Indenture should not have been made to them, such holders of the Subordinated Notes are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of each series of the Designated Senior Indebtedness (or their respective Representative) of such occurrence. If any Designated Senior Indebtedness is outstanding, STA ULC may not make any payments then due on the Subordinated Notes until five business days after the holders or the Representative of such Designated Senior Indebtedness receive notice of such occurrence and, thereafter, may pay the Notes only if the subordination provisions of the Subordinated Note Indenture otherwise permit payment at that time.

By reason of such subordination provisions contained in the Subordinate Note Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, rateably, than the holders of the Subordinated Notes and, because of the obligation on the part of the holders of the Subordinated Notes to turn over distributions to the holders of Senior Indebtedness, to the extent required to pay Senior Indebtedness in full, trade creditors of the Company and Guarantors may recover more, rateably, than the holders of the Subordinated Notes.

The Subordinated Note Indenture contains identical subordination provisions relating to each Guarantor's obligations under its Guarantee. Notwithstanding the above provisions, nothing shall prevent an Event of Default from occurring or otherwise impair, as between STA ULC (and the Guarantors) and the holders of the Subordinated Notes, the obligation of STA ULC and the Guarantors, which is unconditional and absolute, to make payments on the Subordinated Notes as and when the same shall become due and payable in accordance with their terms, nor shall the holders of Subordinated Indebtedness be prohibited from immediately enforcing any of their default remedies permitted by applicable law upon default under the Subordinated Notes, subject, however, to the Acceleration Forbearance Period.

Security and Guarantees

The Subordinated Notes represent an unsecured obligation of STA ULC, guaranteed by the Company and each of its Subsidiaries other than Student Transportation of Canada Inc. and its subsidiary Toshmar Bus Lines Limited, on an unsecured basis pursuant to guarantees entered into by each Guarantor. The indebtedness evidenced by each Guarantee is subordinated in right of payment, as set forth in the Subordinated Note Indenture, to all existing and future Senior Indebtedness of such Guarantor, including the Senior Indebtedness of the Company and its affiliates under the Amended and Restated Credit Agreement.

Additional Issuances of IPSs and Subordinated Notes

Subject to certain covenants on the Incurrence of Indebtedness, the Subordinated Note Indenture provides for the additional issuances of Subordinated Notes, but only to the extent that the issuance of Additional Subordinated Notes would not cause STA ULC to be insolvent. The terms of any Additional Subordinated Notes

will be identical in all material respects to the outstanding Subordinated Notes. STA ULC may issue Additional Subordinated Notes at a discount or premium to the principal amount.

Acceleration Forbearance Periods

The principal amount of the Subordinated Notes will not be due and payable during any Acceleration Forbearance Period; provided however, the Acceleration Forbearance Period shall not prevent an Event of Default from occurring or otherwise impair, as between STA ULC (and the Guarantors) and the holders of the Subordinated Notes, the obligation of STA ULC and the Guarantors, which is unconditional and absolute, to make payments on the Subordinated Notes as and when the same shall become due and payable in accordance with their terms, nor shall the holders of Subordinated Debt be prohibited from immediately enforcing any of their other default remedies permitted by applicable law (including the right to sue) during the Acceleration Forbearance Period. "Acceleration Forbearance Period" means, so long as STA ULC has Senior Indebtedness outstanding which requires subordinated debt of STA ULC to have a forbearance provision, the period beginning on the date when the Trustee or the holders of at least 25% in principal amount of the outstanding Subordinated Notes (or Holders of a Reduced Threshold Amount in the case of a Reduced Threshold Default) provide STA ULC with a notice of acceleration and ending on the earliest of: (a) 179 days after the commencement of such period, provided, however, that in the event that there has been any prior Acceleration Forbearance Period in the immediately preceding 12-month period, the duration of the Acceleration Forbearance Period will be automatically reduced by the cumulative duration of all prior Acceleration Forbearance Periods that occurred during the preceding 12-month period; (b) the date the holders of Indebtedness under the Credit Facility accelerate the Senior Indebtedness thereunder or any enforcement or collection action shall have been commenced with respect thereto; (c) the occurrence or existence of an Event of Default described in clause (vii) under "Defaults under the Subordinated Note Indenture"; (d) the maturity of the Subordinated Notes; and (e) the holders of Senior Indebtedness consent in writing to the termination of the Acceleration Forbearance Period.

The Subordinated Note Indenture also contains substantially equivalent forbearance provisions relating to each Guarantor's Obligations under its Guarantee.

Change of Control

Upon the occurrence of any of the following events (each, a "Change of Control"), STA ULC will have the obligation to make an offer to repurchase all or any part of a Holder's Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): (i) the adoption of a plan relating to the liquidation or dissolution of STA ULC, the Company or STA, (ii) the acquisition by any Person or group of a direct or indirect interest in securities representing more than 50% of the voting power of the Voting Stock of STA ULC, the Company or STA, by way of purchase, merger or consolidation or otherwise (other than the creation of a holding company that does not involve a change in the beneficial ownership of STA ULC, the Company or STA, as the case may be, as a result of such transaction), or (iii) the merger or consolidation of STA ULC, the Company or STA with or into another Person or the merger of another Person into STA ULC, the Company or STA with the effect that immediately after such transaction the shareholders of STA ULC, the Company or STA, as the case may be, immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting rights of all securities generally entitled to vote in the election of directors, managers, or trustees of the Person surviving such merger or consolidation, in each case other than the creation of a holding company that does not involve a change in the beneficial ownership of STA ULC, the Company or STA as a result of such transaction.

Future Senior Indebtedness of STA ULC may contain prohibitions on certain events which would constitute a Change of Control or require STA ULC to repay or repurchase, or to make an offer to repurchase, such Senior Indebtedness upon a Change of Control. The Senior Indebtedness may prohibit any purchase by STA ULC of the Subordinated Notes. Moreover, the exercise by the Holders of their right to require STA ULC to repurchase the Subordinated Notes could cause a default under other Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on STA ULC. STA ULC's ability to pay cash to the Holders upon a repurchase may be limited by STA ULC's then existing financial resources and the terms of any Senior

Indebtedness then in effect. There can be no assurance that sufficient funds will be available when necessary to make any repurchases.

If at the time of such Change of Control the terms of any Senior Indebtedness restrict or prohibit the repurchase by STA ULC of Subordinated Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, STA ULC shall (i) repay in full all Senior Indebtedness or offer to repay in full all Senior Indebtedness and repay the Senior Indebtedness of each lender who has accepted such offer, or (ii) obtain the requisite consent under the agreements governing the Senior Indebtedness to permit STA ULC to make an offer to repurchase the Subordinated Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, unless STA ULC has exercised its right to redeem all of a particular Holder's Subordinated Notes as described above under "— Optional Redemption", in which case the following provisions shall not apply to such Holder (an "Excluded Holder"), STA ULC will mail a notice (a "Change of Control Offer") to each Holder with a copy to the Trustee stating: (i) that a Change of Control has occurred, together with an offer to purchase the Subordinated Notes of each Holder who is not an Excluded Holder at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (ii) the circumstances and relevant facts and financial information regarding such Change of Control; (iii) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions determined by STA ULC, consistent with this covenant, that a Holder must follow in order to have its Subordinated Notes purchased.

A holder of IPSs will not be able to have its Subordinated Notes purchased unless the Holder surrenders the IPSs to the applicable depositary and receives delivery of the Common Shares and Subordinated Notes represented thereby.

STA ULC will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Subordinated Note Indenture applicable to a Change of Control Offer made by STA ULC and purchases all Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer; or (ii) issues a redemption notice in compliance with the requirements set forth in the Subordinated Note Indenture with respect to all of the Subordinated Notes and redeems such Subordinated Notes on the redemption date specified in the redemption notice.

Recombination of Subordinated Notes and Common Shares into IPSs

The Subordinated Note Indenture provides that as long as any Subordinated Notes are outstanding, any Holder of Subordinated Notes and Common Shares may at any time and from time to time, recombine these securities to form IPSs.

Certain Covenants

The Subordinated Note Indenture contains covenants including, among others, the covenants listed below.

Limitations on Incurrence of Indebtedness. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that STA ULC and the Company or any of their Subsidiaries may Incur Indebtedness if the ratio of Total Funded Debt at the end of the most recently ended full fiscal quarter to Adjusted EBITDA for the most recently ended four full fiscal quarters of the Company for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been less than 4.8 to 1.0 (the "Debt-to-EBITDA Ratio") determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations do not apply to:

(a) the Incurrence by STA ULC, the Company or any Subsidiary of Indebtedness pursuant to the Credit Facility in an amount not to exceed $85 million;

(b) the Incurrence by STA ULC and the Guarantors of Indebtedness represented by the Subordinated Notes and Separate Subordinated Notes issued on December 21, 2004 and the Guarantees and in connection with the exercise by the Underwriters of the over-allotment option;

(c) Indebtedness existing on December 21, 2004;

(d) Indebtedness to be issued in the form of Additional Subordinated Notes which are represented by IPSs having a common share component of not less than 50% of such IPSs (and the related issuance by the Company of preferred shares) upon the repurchase of any Class B or C common shares of the Company;

(e) Indebtedness arising from agreements of STA ULC, the Company or any Subsidiary providing for indemnification, adjustment of purchase price, earn out or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of STA ULC or the Company in accordance with the terms of the Subordinated Note Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(f) Indebtedness of STA ULC or the Company to a Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to STA ULC, the Company, or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(g) Indebtedness of a Subsidiary to STA ULC or the Company or another Subsidiary; provided that (i) any such Indebtedness is made pursuant to an intercompany note, and (ii) if a Guarantor Incurs such Indebtedness to a Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Subsidiary lending such Indebtedness ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to STA ULC, the Company or another Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

(h) Hedging Obligations that are incurred in the ordinary course of business (i) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Subordinated Note Indenture to be outstanding, (ii) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges, or (iii) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(i) any guarantee by STA ULC, the Company or a Guarantor of Indebtedness or other obligations of STA ULC, the Company or any Subsidiary so long as the Indebtedness by STA ULC, the Company or such Subsidiary is permitted under the terms of the Subordinated Note Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness will be subordinated in right of payment to such Guarantor's Guarantee with respect to the Subordinated Notes substantially to the same extent as such Indebtedness is subordinated to the Subordinated Notes or the Guarantee of such Subsidiary, as applicable;

(j) the Incurrence by STA ULC, the Company or any Subsidiary of any of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under the first paragraph of this covenant and clauses (a), (b), (c) and (d) above and (k) and (o) below, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, "Refinancing

Indebtedness") prior to its respective maturity, provided, however, that such Refinancing Indebtedness:

(i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

(ii) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced or the Stated Maturity of the Subordinated Notes;

(iii) to the extent such Refinancing Indebtedness refinances Indebtedness pari passu with the Subordinated Notes or the Guarantees, is pari passu with or subordinated to the Subordinated Notes or Guarantees, as applicable; and

(iv) is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, prepayment penalties, costs, expenses and fees Incurred in connection with such refinancing;

provided that the Debt-to-EBITDA Ratio continues to be met and provided further that clauses (i) and (ii) of this sub-paragraph (j) shall not apply to any refunding of the Credit Facility;

(k) Indebtedness of Persons that are acquired by STA ULC, the Company or a Subsidiary merged into a Subsidiary in accordance with the terms of the Subordinated Note Indenture; provided, however, that such Indebtedness is not Incurred in contemplation of such acquisition or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness on a pro forma basis either (i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt-to-EBITDA Ratio set forth in this covenant or (ii) the Interest Coverage Ratio for the preceding period on a pro forma basis, after giving effect to such acquisition and the Incurrence of such Indebtedness, would be greater than the actual Interest Coverage Ratio for such period without giving effect to such acquisition and provided further that the Debt-to-EBITDA Ratio continues to be met;

(l) the incurrence by STA ULC, the Company or any of its Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of STA ULC, the Company or such Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in an aggregate principal amount, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (l), not to exceed any time outstanding $10 million and provided further that the Debt-to-EBITDA Ratio continues to be met;

(m) the incurrence by STA ULC, the Company or any of its Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self insurance; provided, however, that, in each case, upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(n) the incurrence by STA ULC, the Company or any of its Subsidiaries of obligations in respect of performance and surety bonds and completion guarantees provided by STA ULC, the Company or such Subsidiaries in the ordinary course of business;

(o) the incurrence by STA ULC, the Company or any of its Subsidiaries of additional Indebtedness in an aggregate amount (or accreted value, as applicable) at any time outstanding, including all Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (o), not to exceed $10 million; and

(p) Indebtedness arising from the honouring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (p) above or is entitled to be Incurred pursuant to this covenant, STA ULC will, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses. Accrual of interest, the accretion of accreted value or amortization at original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments. The Subordinated Note Indenture provides that STA ULC and the Company will not, and shall not permit any of their Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of STA ULC's, the Company's or any Subsidiary's Equity Interests, including any payment made in connection with any merger or consolidation involving STA ULC or the Company (other than (A) dividends or distributions by STA ULC or the Company payable solely in Equity Interests (other than Disqualified Stock) of STA ULC or the Company or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, STA ULC or the Company or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with the terms of such Equity Interests); or

(ii) purchase or otherwise acquire or retire for value any Equity Interests of STA ULC or the Company, other than repurchases of the Class B or C common shares by the Company in connection with a Repurchase Event; or

(iii) make a Restricted Investment;

(all such payments and other actions set forth in clauses (i), (ii) and (iii) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(b) (i) no Interest Deferral Period with respect to the Subordinated Notes is in effect and (ii) there is no interest deferred during any Interest Deferral Period (including interest thereon) that remains unpaid; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by STA ULC, the Company and their Subsidiaries after December 21, 2004 (including Restricted Payments permitted by clauses (1), (3), (4), (5) and (6) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication:

(i) 100% of the Excess Cash of the Company (calculated in accordance with the Subordinated Note Indenture) for the period (taken as one accounting period) from the first date of the fiscal quarter in which December 21, 2004 occurs to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(ii) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash, received by the Company after December 21, 2004 from the issue or sale of Equity Interests of the Company (subject to certain exceptions), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or to STA ULC or to STA), plus

(iii) 100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received by the Company as a contribution to capital after December 21, 2004 (subject to certain exceptions), plus

(iv) 100% of the aggregate amount received in cash and the Fair Market Value (as determined in accordance with the next paragraph) of property other than cash received from (A) the sale or other disposition (other than to STA ULC, the Company, STA or a Subsidiary) of Restricted Investments made by the Company and any Subsidiary and from repurchases and redemptions of such Restricted Investments from the Company and any Subsidiary by any Person (other than STA ULC, the Company, STA or a Subsidiary) and from repayments of loans or advances which constituted Restricted Investments, and (B) the sale (other than to STA ULC, the Company, STA or a Subsidiary) of the Capital Stock of a Subsidiary.

The Fair Market Value of property other than cash referred to in clauses (ii), (iii) and (iv) above will be determined in good faith by STA ULC and (A) in the case of property with a Fair Market Value in excess of $5 million, shall be set forth in an officers' certificate or (B) in the case of property with a Fair Market Value in excess of $10 million, shall be set forth in a resolution approved by at least a majority of the board of directors.

The foregoing provisions of this covenant do not prohibit:

1. the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have been permitted under the provisions of the Subordinated Note Indenture;

2. (a) the repurchase, retirement or other acquisition of any Equity Interests ("Retired Capital Stock") or Subordinated Indebtedness of STA ULC in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of STA ULC or the Company or any of their respective Subsidiaries or contributions to the equity capital of STA ULC, the Company or any of their respective Subsidiaries (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary or to an employee stock ownership plan or any trust established by STA ULC or the Company or any of their respective Subsidiaries) (collectively, including any such contributions, "Refunding Capital Stock"); and (b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by STA ULC, the Company or any of their respective Subsidiaries) of Refunding Capital Stock;

3. the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of STA ULC, the Company or any of their respective Subsidiaries issued or incurred in accordance with the covenant entitled "— Limitation on Incurrence of Indebtedness";

4. the declaration and payment of dividends or distributions to holders of any class or series of Preferred Stock issued in accordance with the covenant entitled "— Limitation on Incurrence of Indebtedness";

5. other Restricted Payments in an aggregate amount specified in the Subordinated Note Indenture which may not exceed US$10 million, provided that any amounts paid pursuant to this clause that subsequently would have become eligible to be paid out pursuant to clause (7), may be excluded from this calculation at that time;

6. repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

7. the payment of dividends on the common shares of the Company to the extent permitted but not previously paid;

8. the repurchase, redemption or other acquisition or retirement for value of any Equity Interests held by any former or current employees, officers, directors or consultants of STA ULC, the Company or any of their Subsidiaries or their respective estates, spouses or family members under any management equity plan or stock option or other management or employee benefit plan, in an aggregate amount not to exceed $5 million in any calendar year pursuant to this clause (8); provided that STA ULC, the Company or any of their Subsidiaries may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or retirements for value permitted to have been made but not made in any preceding calendar year up to a maximum of $5 million in any calendar year pursuant to this clause (8); and provided further, that such amount in any calendar year may be increased by the cash proceeds of key man life insurance policies received by STA ULC, the Company and their Subsidiaries after the date of the Subordinated Note Indenture less any amount previously applied to the payment of Restricted Payments pursuant to this clause (8); provided further, that cancellation of the Indebtedness owing to STA ULC, the Company or any of their Subsidiaries from employees, officers, directors and consultants of the Company or any of its Subsidiaries in connection with a repurchase of Equity Interests from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Subordinated Note Indenture;

9. dividends or distributions solely in the form of Equity Interests or repurchases of Equity Interests which may be deemed to occur upon exchange or exercise of other outstanding Equity Interests; and

10. the redemption, repurchase or other acquisition for value of Capital Stock of the Company representing fractional shares of such capital stock in connection with a merger, consolidation, amalgamation or other combination involving the Company.

provided, however that at the time of and after giving effect to, any Restricted Payment permitted under clauses (1), (3), (4), (5), (6), (7) and (9), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, no Interest Deferral Period with respect to the Subordinated Notes is in effect, and there is not any interest deferred during any Interest Deferral Period (including interest thereon) that remains unpaid.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit (to the extent that any of their indirect approval rights are triggered) any of their Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of their respective Subsidiaries to:

(a) (i) pay dividends or make any other distributions to STA ULC, the Company or any Subsidiary (1) on its Capital Shares, or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to STA ULC, the Company or any Subsidiary;

(b) make loans or advances to STA ULC, the Company or any Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to STA ULC, the Company or any Subsidiary; except in each case for such encumbrances or restrictions existing under or by reason of:

  (i) contractual encumbrances or restrictions in effect on December 21, 2004, including pursuant to the Credit Facility;

(ii) the Subordinated Note Indenture and the Subordinated Notes;

(iii) applicable law or any applicable rule, regulation or order;

(iv) any agreement or other instrument relating to Indebtedness of a Person acquired by STA ULC, the Company or any Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(v) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

(vi) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under "— Limitations on Incurrence of Indebtedness" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(vii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(viii) customary provisions in joint venture agreements, limited partnership agreements and other similar agreements entered into in the ordinary course of business;

(ix) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business;

(x) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of the preceding paragraph;

(xi) Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(xii) Indebtedness incurred after the date of the Subordinated Note Indenture in accordance with the terms of the Subordinated Note Indenture; provided that the restrictions contained in the agreements governing the new Indebtedness are, in the good faith judgment of the board of directors of the Company, not materially less favourable, taken as a whole, to the Holders of the Subordinated Notes than those contained in the agreements governing Indebtedness that were in effect on the date of the Subordinated Note Indenture; or

(xiii) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xii) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the board of directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to cause or make an Asset Sale, unless STA ULC, the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market

Value (as determined in good faith by STA ULC, the Company or such Subsidiary, as the case may be) of the assets sold.

Within 365 days after the receipt of the net proceeds of any Asset Sale, STA ULC, the Company or such Subsidiary shall apply the net proceeds from such Asset Sale, at its option:

(i) to permanently reduce Obligations under Senior Indebtedness or Indebtedness of a Subsidiary, in each case other than Indebtedness owed to STA ULC, the Company or an affiliate of STA ULC or the Company;

(ii) to make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a similar business; and/or

(iii) to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale.

Pending the final application of any such net proceeds, STA ULC, the Company or such Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such net proceeds in cash equivalents or Investment Grade Securities. The Subordinated Note Indenture provides that any net proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of the prior paragraph will be deemed to constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $10 million, STA ULC will have the obligation to make an offer to all Holders of Subordinated Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Subordinated Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to the lesser of (i) 105% of the principal amount, and (ii) the redemption amount at such date, plus accrued and unpaid interest, if any, to but not including the date fixed for the closing of such offer, in accordance with the procedures set forth in the Subordinated Note Indenture. A holder of IPSs will not be able to have its Subordinated Notes purchased under an Asset Sale Offer unless the Holder separates the IPS and receives delivery of the Common Shares and Subordinated Notes represented thereby.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder of Subordinated Notes at such Holder's registered address. If any subordinated note is to be purchased in part only, any notice of purchase that relates to such subordinated note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new subordinated note in principal amount equal to the unpurchased portion of any subordinated note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original subordinated note. On and after the purchase date, unless the Issuer defaults in payment of the purchase price, interest shall cease to accrue on Subordinated Notes or portions thereof purchased.

The terms of any Senior Indebtedness of STA ULC, the Company or their Subsidiaries may prohibit the completion of sales and/or the application of the proceeds of sales as provided in the Subordinated Note Indenture.

Transactions with Affiliates. The Subordinated Note Indenture provides that STA ULC and the Company will not, and will not permit any of their Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate of STA ULC or the Company (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $2 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favourable to STA ULC or the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by STA ULC or the Company or such Subsidiary with an unrelated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, STA ULC delivers to the Trustee a resolution adopted by the majority of the board of directors of STA ULC, approving such Affiliate

Transaction and an officers' certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(i) Permitted Investments and Restricted Payments permitted by the provisions of the Subordinated Note Indenture described above under the covenant "— Limitation on Restricted Payments";

(ii) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of STA ULC, the Company, or any Subsidiary;

(iii) transactions in which STA ULC, the Company, or any of their Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor of recognized standing stating that such transaction is fair to STA ULC, the Company, or such Subsidiary from a financial point of view or meets the requirement of clause (a) of the preceding paragraph (provided that the requirements of clause (b) must be met, if applicable);

(iv) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the board of directors of the Company or STA ULC in good faith;

(v) any agreement as in effect as of December 21, 2004 or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders of the Subordinated Notes in any material respect) or any transaction contemplated thereby;

(vi) the existence of, or the performance by STA ULC, the Company, or any Subsidiary of its obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of December 21, 2004 and any similar agreements (including any operating agreements or limited partnership agreements) which it may enter into thereafter; provided, however that the existence of, or the performance by STA ULC, the Company, or any Subsidiary of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after December 21, 2004 shall only be permitted by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Subordinated Notes in any material respect;

(vii) any employment agreement or other compensation arrangements or agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business of the Company or such Subsidiary;

(viii) transactions between or among the Company, STA ULC and any of their Subsidiaries;

(ix) transactions with a Person that is an Affiliate of STA ULC, the Company or any of their Subsidiaries solely because the Company, STA ULC or one or more of its Subsidiaries owns an Equity Interest in, or controls, such Person; and

(x) issuances of Equity Interests (other than Disqualified Stock) to affiliates of the Company.

Liens. The Subordinated Note Indenture provides that STA ULC and the Company will not and will not permit any Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of STA ULC, the Company, or such Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of STA ULC, the Company, or any of their Subsidiaries or any other Person (other than Senior Indebtedness) unless the subordinated notes are equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the subordinated notes)

the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require STA ULC, the Company or any Subsidiary to secure the subordinated notes if the Lien consists of a Permitted Lien.

The Subordinated Note Indenture provides that no Guarantor will directly or indirectly create, Incur or suffer to exist any Lien on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligation of such Guarantor or any other Person (other than Senior Indebtedness) unless the Guarantee of such Guarantor of the Subordinated Notes is equally and rateably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to such Guarantor's Guarantee of the Subordinated Notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require any Guarantor to secure its Guarantee of the Subordinated Notes if the Lien consists of a Permitted Lien.

Reporting Obligations. The Subordinated Note Indenture provides that STA deliver to the Trustee within 90 days after the end of each fiscal year of STA and 45 days after the end of each fiscal quarter (other than the last fiscal quarter) of each fiscal year, a consolidated balance sheet of STA and related statements of income and changes in financial position for the fiscal year or fiscal quarter and year-to-date, as applicable in accordance with Canadian GAAP (audited with respect to annual financial statements). STA is also subject to other customary reporting obligations, including the delivery of officers' certificates in respect of the occurrence of defaults under the Subordinated Note Indenture.

Merger, Consolidation, or Sale of All or Substantially All Assets

The Subordinated Note Indenture provides that STA ULC and the Company may not consolidate or merge with or into or wind up into (whether or not STA ULC or the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(a) STA ULC or the Company, as the case may be, is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than STA ULC) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or any province or territory thereof (STA ULC, the Company or such Person, as the case may be, being herein called the "Successor Issuer");

(b) the Successor Issuer (if other than STA ULC or the Company) expressly assumes all the obligations of STA ULC or the Company, as the case may be, under the Subordinated Note Indenture and the Subordinated Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(d) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt-to-EBITDA Ratio test or (B) the Interest Coverage Ratio for the Successor Issuer and its Subsidiaries would be greater than or equal to such ratio for the Company and its Subsidiaries immediately prior to such transaction;

(e) each party to the Subordinated Notes and Guarantees, unless they are the other party to the transactions described above, will have by supplemental notes and guarantees confirmed that such notes and guarantees will apply to such Person's obligations under the Subordinated Notes and Guarantees (or, such parties will have entered into guarantees of the Subordinated Notes in form and substance substantially the same as the Guarantees); and

(f) STA ULC will have delivered to the Trustee an officers' certificate or an opinion of legal counsel stating that such consolidation, merger or transfer and such supplemental notes and guarantees (or guarantees of the Subordinated Notes) comply with the Subordinated Note Indenture.

The Successor Issuer will succeed to, and be substituted for, STA ULC or the Company under the Subordinated Note Indenture and the Subordinated Notes. Notwithstanding the foregoing clauses (c) and (d), (i) any Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to STA ULC or to another Subsidiary and (ii) STA ULC or the Company may merge with an affiliate incorporated solely for the purpose of reincorporating STA ULC or the Company in another province or territory of Canada so long as the amount of Indebtedness of STA ULC and its Subsidiaries is not increased thereby.

The Subordinated Note Indenture further provides that, subject to certain limitations described in the Subordinated Note Indenture governing release of a Guarantee upon the sale or disposition of a Guarantor, each Guarantor will not, and STA ULC and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of Canada or the United States, or any province or territory of Canada or state of the United States (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");

(ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Subordinated Note Indenture and such Guarantor's guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Guarantor shall have delivered or caused to be delivered to the Trustee an officers' certificate and opinion of legal counsel, stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Subordinated Note Indenture.

Subject to certain limitations described in the Subordinated Note Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Subordinated Note Indenture and such Guarantor's guarantee. Notwithstanding the foregoing clause (iii), a Guarantor may merge with an affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or province or territory of Canada so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults Under the Subordinated Note Indenture

An Event of Default is defined in the Subordinated Note Indenture as:

(i) a default in any payment of interest on any Subordinated Notes when due and continuing for 30 days, subject to the interest deferral provisions contained in the Subordinated Note Indenture; provided, however, that a default in any payment of deferred interest on the Subordinated Notes required to be made on December 21, 2009 shall immediately constitute an Event of Default (without regard to length of time for which such default continues);

(ii) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise or upon any extensions of the maturity date in accordance with the Subordinated Note Indenture;

(iii) the failure by STA ULC or the Company to comply with their respective obligations under the covenant described under "— Merger, Consolidation or Sale of All or Substantially All Assets" above, subject to certain grace and cure periods, as applicable;

(iv) the failure by STA ULC or the Company to comply for 30 days after notice with any of their respective obligations under the covenants described under "— Change of Control" or "— Certain Covenants" above (in each case, other than a failure to purchase Subordinated Notes);

(v) the failure by STA ULC or the Company to comply for 60 days after notice with its other agreements contained in the Subordinated Notes or the Subordinated Note Indenture;

(vi) the failure by STA ULC, the Company or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to STA ULC, the Company or a Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds US$5 million or its foreign currency equivalent (the "cross acceleration provision");

(vii) certain events of bankruptcy, insolvency or reorganization of STA ULC, the Company or a Major Subsidiary (the "bankruptcy provisions");

(viii) the rendering of any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of US$20 million or its foreign currency equivalent against STA ULC, the Company or a Major Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged or stayed within 90 days thereafter or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision");

(ix) the Subordinated Notes or any Guarantee therefor cease to be in full force and effect, except as contemplated by the terms thereof, or STA ULC, the Company or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee therefor, except as contemplated by the terms thereof, and the Default continues for 10 days; or

(x) except as expressly provided by clause 1 under "— Limitation on Restricted Payments", the Company pays any dividend on shares of its Capital Stock or purchases or otherwise acquires or retires for value any Equity Interests of STA ULC, the Company or any other Subsidiary, other than the repurchase of the Class B or C common shares by the Company in connection with a Repurchase Event (A) when, based on the then-available financial statements presented to the Board of Directors, such Restricted Payment exceeds the amount available to be paid pursuant to paragraph (c) or clauses 2 through 10 of the "— Limitation on Restricted Payments" covenant or (B) during any Interest Deferral Period or period when any interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid or the continuance of an Event of Default.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Subordinated Notes (or the Holders of a Reduced Threshold

Amount in the case of a Reduced Threshold Default) notify STA ULC of the default and STA ULC does not cure such default within the time specified in clauses (iv) or (v) hereof after receipt of such notice.

If an Event of Default occurs and is continuing, the Subordinated Notes will bear an additional 2% of interest per annum until such time as the Event of Default has been cured.

Subject to any Acceleration Forbearance Periods during which the principal amount of the Subordinated Notes will not be due and payable by STA ULC or any Guarantor (see "Acceleration Forbearance Periods" above), if an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of STA ULC for which acceleration is automatic) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Subordinated Notes by notice to STA ULC may declare the principal of, premium, if any, and accrued but unpaid interest on all the Subordinated Notes to be due and payable. Upon such a declaration, such principal, premium and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Subordinated Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Subordinated Notes may rescind any such acceleration with respect to the Subordinated Notes and its consequences.

Subject to the provisions of the Subordinated Note Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Subordinated Note Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable security and indemnification satisfactory to the Trustee against any loss, liability or expense. Except to preserve or enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Subordinated Note Indenture or the Subordinated Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Subordinated Notes (or at least a Reduced Threshold Amount in respect of a remedy (other than acceleration) for a Reduced Threshold Default) have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) except for a remedy (other than an acceleration) for a Reduced Threshold Default, the Holders of a majority in principal amount of the outstanding Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Subordinated Note Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Subordinated Note Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Subordinated Note Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal or premium, if any, or interest on any Subordinated Note or in the case of a Reduced Threshold Default, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the Holders. In addition, STA ULC is required to deliver to the Trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. STA ULC also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Subordinated Note Indenture may be amended with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding of all series affected by such

amendment and any past default in compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Subordinated Notes then outstanding. However, without the consent of all of the Holders of the Subordinated Notes then outstanding, no amendment or waiver may, among other things:

(i) reduce the amount of Subordinated Notes whose Holders must consent to an amendment,

(ii) reduce the rate of or extend the time for payment of interest on any Subordinated Note,

(iii) reduce the principal of or reduce or extend the Stated Maturity of any Subordinated Note,

(iv) reduce the premium payable upon the redemption of any Subordinated Note or change the time at which any Subordinated Note may be redeemed as described under "— Optional Redemption" above,

(v) make any Subordinated Note payable in a currency other than that stated in the Subordinated Note,

(vi) make any change to the subordination provisions of the Subordinated Note Indenture that adversely affects the rights of any Holder,

(vii) impair the right of any Holder to receive payment of principal or premium, if any, and interest on such Holder's Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Subordinated Notes,

(viii) modify the Guarantees or any related security in any manner adverse to the Holders,

(ix) (A) make a change to paragraph (c) under "— Limitation on Restricted Payments" that would have the effect of increasing the amounts of Restricted Payments in respect of STA ULC's or the Company's Capital Stock, (B) make any change to the provisions of the Subordinated Note Indenture that prohibits the payment of Restricted Payments during an Interest Deferral Period or while any interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid, or during the continuance of any Default or Event of Default or (C) waive an Event of Default under clause (x) under "— Defaults under the Subordinated Note Indenture",

(x) waive a Default or an Event of Default under clause (i) or (ii) under "— Defaults under the Subordinated Note Indenture",

(xi) make any change in the amendment provisions which require all of the Holder's consent or in the waiver provisions,

(xii) (A) waive a Reduced Threshold Default; or (B) amend the covenants described above under "— Certain Covenants— Limitation on Restricted Payments" in any way that would permit a Reduced Threshold Default or that would permit the Issuer to take any action described in clause (ii) of the first paragraph of such covenant when it would not have otherwise been permitted to take such action under the terms of such covenant as in effect on the date of the Subordinated Note Indenture, or

(xiii) take any action whatsoever which could alter the structure or characteristics of the securities in such a manner as would constitute the securities something other than debt obligations of the Company.

Without the consent of any Holder, STA ULC and the Trustee may amend the Subordinated Note Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of STA ULC under the Subordinated Note Indenture, to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes, to add guarantees with respect to the Subordinated Notes, to add to the covenants of STA ULC for the benefit of the

holders or to surrender any right or power conferred upon STA ULC, to make any change that does not adversely affect the rights of any Holder, or to make certain changes to the Subordinated Note Indenture to provide for the issuance of Additional Subordinated Notes. However, no amendment may be made to the subordination provisions of the Subordinated Note Indenture that adversely affects the rights of providers of the Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

The consent of all of the Holders is not necessary under the Subordinated Note Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Under future Senior Indebtedness, STA ULC may not be permitted to effect any amendment or modification if the effect would be to (i) increase the interest rate applicable to the Subordinated Notes, (ii) change to an earlier date the scheduled dates of payment on any component of principal, interest or other amounts on the Subordinated Notes, (iii) alter the redemption, prepayment or subordination provisions of the Subordinated Notes, (iv) add to or alter the covenants (including, without limitation, the financial covenants), defaults and Events of Defaults set forth in the Subordinated Note Indenture in a manner that would make such provisions more onerous or restrictive to STA ULC, or (v) otherwise increase the Obligations of STA ULC, the Company or any Guarantor in respect of the Subordinated Notes or confer additional rights upon the holders thereof which individually or in the aggregate would be adverse to the Issuer, any Guarantor or the lenders of the Senior Indebtedness.

Defeasance

STA ULC at any time may terminate all of its Obligations under the Subordinated Notes and the Subordinated Note Indenture ("legal defeasance"), except for certain Obligations, including those respecting the defeasance trust and Obligations to register the transfer or exchange of the Subordinated Notes, to replace mutilated, destroyed, lost or stolen Subordinated Notes and to maintain a registrar and paying agent in respect of the Subordinated Notes. STA ULC at any time may terminate its Obligations under the covenants described under "Certain Covenants" and "Change of Control", the operation of the cross acceleration provision, the bankruptcy provisions with respect to Major Subsidiaries and the judgment default provision described under "— Defaults Under the Subordinated Note Indenture" above and the limitations contained in clause (iv) of the first paragraph under "Merger, Consolidation or Sale of All or Substantially All Assets" above and certain other covenants ("covenant defeasance"). If STA ULC exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its Obligations with respect to its Guarantee.

If STA ULC exercises its legal defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default with respect thereto. If STA ULC exercises its covenant defeasance option, payment of the Subordinated Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) with respect only to Major Subsidiaries or (viii) with respect only to Major Subsidiaries under "— Defaults Under the Subordinated Note Indenture" above or because of the failure of STA ULC to comply with clause (iv) of the first paragraph under "— Merger, Consolidation or Sale of All or Substantially All Assets" above. STA ULC may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

In order to exercise either defeasance option, STA ULC must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government of Canada obligations for the payment of principal, premium (if any) and interest on the Subordinated Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including (i) delivery to the Trustee of an opinion of counsel to the effect that Holders of the Subordinated Notes will not recognize income, gain or loss for U.S. federal or Canadian income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal or Canadian income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or the Canada Revenue Agency, and (ii) so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Subordinated Notes without violating the subordination provisions of the Subordinated Note Indenture or any other material agreement binding on STA ULC.

Meetings of Holders

The Subordinated Note Indenture provides that meetings of the Holders may be convened at any time and for any purpose and must be convened if (i) requested by STA ULC or Holders of the Reduced Threshold Amount, and (ii) the Trustee receives funding and is indemnified by STA ULC or Holders requesting the meeting against the costs which may be incurred in calling and holding such a meeting. Notice of any meeting must be provided to the Holders at least 21 days before the meeting is held.

Holders may be present and vote at any meeting of Holders either in person or by proxy and a proxyholder need not be a Holder. Holders present in person or by proxy and representing at least 25% in principal amount of the outstanding Subordinated Notes (or, in the case of a meeting to consider an Extraordinary Resolution, the Reduced Threshold Amount) shall constitute a quorum for the transaction of business at all such meetings. At any meeting where a quorum is not present within one-half hour from the time fixed for the holding of such meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week at the same time (or, in the case of a meeting to consider an Extraordinary Resolution, a day that is not less than 14 or more than 60 days thereafter) and (if reasonably practicable) place with no notice required to be given in respect of such adjourned meeting (except, in the case of a meeting to consider an Extraordinary Resolution, 10 days' notice shall be given) or at such other time and place as the chair of the meeting may decide and notice shall be given to Holders at least five days prior to such day. At such adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened whether or not they represent the quorum required for the first meeting.

Voting at any such meeting can be taken by way of a show of hands or by a poll. On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders, shall have one vote. On a poll each Holder present in person or represented by a proxy is entitled to one vote for each $10.00 principal amount of Subordinated Notes for which they are the holder where any fractional amount shall be rounded to the nearest $10.00. Except for business which requires an Extraordinary Resolution, every question submitted to a meeting shall be decided by a majority of the votes.

The Subordinated Note Indenture provides that, subject to certain exceptions (including a Reduced Threshold Default), certain powers are exercisable only by way of an Extraordinary Resolution which must be passed by not less then 66 2⁄3% of the principal amount of the Subordinated Notes present or represented by proxy at the meeting and voted upon on a poll on such resolution. Holders have the following powers exercisable by Extraordinary Resolution, among other things: (i) power to sanction any change or arrangement of their rights or those of the Trustee against STA ULC or against its property or assets, (ii) subject to certain requirements, the power to assent to any change to the provisions of the Subordinated Note Indenture, the Subordinated Notes, the Guarantees or any security therefor that is agreed to by STA ULC and/or the Guarantors, as applicable, (iii) power to sanction the reconstruction, reorganization or recapitalization of STA ULC or the consolidation, amalgamation or merger of the Issuer with any Person or for the sale, leasing, transfer or other disposition of all of the undertaking, property and assets of STA ULC, (iv) power to authorize the Trustee or any other person to bid at any sale of STA ULC's properties or assets and to borrow money in connection with such bid and to mortgage the property or assets so purchased as security for the repayment of the money so borrowed and to hold the property or assets so purchased in trust for all the Holders, or (v) power to remove the Trustee and appoint a new Trustee or Trustees.

Concerning the Trustee

Computershare Trust Company of Canada is the Trustee under the Subordinated Note Indenture.

Governing Law

The Subordinated Note Indenture provides that it and the Subordinated Notes are governed by, and construed in accordance with, the laws of the Province of Ontario.

Certain Definitions

Certain definitions used in this section "Description of the Subordinated Notes" have the following meanings and if not otherwise defined shall have the meanings as set out in the "Subordinated Note Indenture":

"affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"Adjusted EBITDA" means for any period, the earnings of the Person before interest, taxes in respect of earnings and profits, depreciation and amortization plus any non-cash charges reducing earnings and minus all non-cash charges and certain other expenses increasing earnings plus expected EBITDA attributable to acquisitions and new bid contracts, determined on a consolidated basis.

"Asset Sale" means: (a) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of STA ULC, the Company or any Subsidiary (each referred to in this definition as a "disposition"); or (b) the issuance or sale of Equity Interests of any Subsidiary (other than to STA ULC, the Company or a Wholly-Owned Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than: (i) a disposition of cash equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business; (ii) the disposition of all or substantially all of the assets of STA ULC or the Company in a manner permitted in the Subordinated Note Indenture or any disposition that constitutes a Change of Control; (iii) any Restricted Payment or Permitted Investment that is permitted to be made, and is made; (iv) any disposition of property or assets by a Subsidiary to STA ULC or the Company or a Subsidiary to a Subsidiary; (v) any exchange of like property for use in a similar business; (vi) sales of assets received by STA ULC or the Company upon the foreclosure on a Lien; (vii) sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract; (viii) any single transaction or series of related transactions that involves assets or Capital Stock, as the case may be, having a fair market value of less than $10 million; and (ix) the licensing of intellectual property to third Persons on customary terms as determined by the board of directors in good faith.

"Capital Stock" means: (a) in the case of a corporation, corporate shares or equity interests, including, without limitation, corporate shares represented by IPSs and corporate shares outstanding upon the separation of IPSs into the securities represented thereby; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate shares; (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"Credit Facility" means the credit agreement entered into by and among the Company and a syndicate of financial institutions together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time (including by adding Subsidiaries of the Company as additional borrowers or Guarantors thereunder), and any agreement (and related document) governing Indebtedness Incurred to refinance (including one or more debt facilities, receivables, financing facilities or commercial paper facilities or indentures with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuance of debt securities to institutional investors,

or one or more Sale/Leaseback Transactions with counterparties thereto), in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Senior Indebtedness" means (i) the Senior Indebtedness under the Credit Facility and (ii) any other Senior Indebtedness of the Company with a principal amount in excess of $15 million and designated by the Company as Designated Senior Indebtedness.

"Disqualified Recipient" means (i) any person that owns, directly or indirectly (through ownership of IPSs or otherwise) and after application of the constructive ownership rules described in Code section 871(h)(3), 10% or more of the total combined voting power of all classes of equity of the Issuer entitled to vote, (ii) a controlled foreign corporation within the meaning of Code section 957(a), related, within the meaning of Code section 864(d)(4), to the Issuer through stock ownership, or (iii) a bank described in Code section 881(c)(3)(A) with respect to the Subordinated Notes.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (b) is convertible or exchangeable for Indebtedness or Disqualified Stock; or (c) is redeemable at the option of the holder thereof, in whole or in part; in each case prior to the first anniversary of the maturity date of the Subordinated Notes; provided, however that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary will be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of STA ULC, the Company or their Subsidiaries or by any such plan to such parties, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by STA ULC in order to satisfy applicable statutory or regulatory obligations or as a result of such parties' termination, death or disability.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Excess Cash" means, with respect to any period, EBITDA minus the sum of (i) cash interest expense (including dividends on Disqualified Stock and Preferred Stock), (ii) income tax expense, and (iii) unfinanced capital investments and repayments of principal, in each case, for such period.

"Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

"GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

"guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"Guarantee" means any guarantee of the obligations of STA ULC under the Subordinated Note Indenture and the Subordinated Notes by any Person.

"Guarantor" means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Subordinated Note Indenture or the applicable Guarantee, such Person ceases to be a Guarantor.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and (ii) other agreements or arrangements designed to manage or hedge fluctuations in currency exchange, interest rates or commodity prices.

"Holder" means a holder of Subordinated Notes.

"Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Subsidiary, and "Incurred" or "Incurrence" will have a corresponding meaning.

"Indebtedness" means, with respect to any Person: (a) the principal of any indebtedness of such Person, whether or not contingent: (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (iii) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, and Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (iv) in respect of Capitalized Lease Obligations; (b) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (i) the Fair Market Value of such asset at such date of determination, and (ii) the amount of such Indebtedness of such other Person; provided, further, that any obligation of STA ULC, the Company or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan, will be deemed not to constitute Indebtedness, and provided, further, that the Class B and Class C common shares and any other securities having similar characteristics to the Class B or C common shares that are used to finance repurchases of Class B or C common shares, will be deemed not to constitute Indebtedness.

"Interest Coverage Ratio" means, for any period of twelve consecutive fiscal months of the Company, the ratio of (a) Adjusted EBITDA for such period to (b) the sum of (i) Interest Expense paid or payable in cash during such period (other than deferred interest and dividends paid or payable on the Class B and C common shares of the Company and any other securities having similar characteristics to the Class B or C common shares that are used to finance repurchases of Class B or C common shares) and (ii) interest deferred on the Subordinated Notes during such period, each determined on a consolidated basis.

"Interest Deferral Threshold" means an Interest Coverage Ratio of 2.00 to 1.00.

"Interest Expense" means, in respect of any Person, for any period, the total cash interest expense (including that attributable to Capitalized Lease Obligations) of such Person for such period with respect to all outstanding Indebtedness of such Person (including, without limitation, all commissions, discounts and other fees and charges owed by such Person with respect to letters of credit and bankers' acceptance financing and net costs made or payments received of such Person under hedge agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

"Investment Grade Securities" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB— or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien.

"Major Subsidiary" means a Subsidiary of the Issuer if the cash flow of the Subsidiary for the 12-month period ended on the last day of the most recent fiscal quarter, on a consolidated basis, is equal to or greater than 20% of the consolidated cash flow of the Issuer for such period.

"Moody's" means Moody's Investors Service, Inc.

"Non-U.S. Holder" means any person that is not: (i) an individual who is a citizen or resident of the U.S. for U.S. federal tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or a political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (iv) a trust, if it (A) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Subordinated Notes will not include fees or indemnifications in favour of the Trustee and other third parties other than the Holders of the Subordinated Notes.

"Permitted Investments" means: (a) any Investment in STA ULC, the Company or any Subsidiary; (b) any Investment in Cash Equivalents or Investment Grade Securities; (c) any Investment by STA ULC, the Company or any Subsidiary in a Person that is primarily engaged in a similar business if as a result of such Investment: (a) such Person becomes a Subsidiary; or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, STA ULC, the Company or any of their respective Subsidiaries; (d) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale permitted under to the Subordinated Note Indenture or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on December 21, 2004; (f) advances to employees of STA ULC, the Company or any Subsidiary not in excess of $5 million outstanding at any one time in the aggregate; (g) any Investment acquired by STA ULC, the Company or any Subsidiaries (i) in exchange for any other Investment or accounts receivable held by STA ULC, the Company or any Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (ii) as a result of a foreclosure by STA ULC, the Company or any Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under the Subordinated Note Indenture; (i) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of total assets of the Company on a consolidated basis or $5 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in

value); (j) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the long-term incentive plan or any successor or similar compensation plan; (k) Investments the payment for which consists of Equity Interests of STA ULC or the Company (other than Disqualified Stock) ("Equity Payment Investments"); (l) Guarantees incurred in accordance with the Subordinated Note Indenture; (m) any Investment by Subsidiaries in other Subsidiaries and any Investments held by a Person prior to that Person becoming a Subsidiary of the Company; (n) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and (o) loans, advances and payments to current or former management personnel of STA ULC or the Company and/or any entity in which any current or former management personnel of STA ULC or the Company has a beneficial or equity interest pursuant to any management equity plan or stock option plan or any other management or employee benefit or incentive plan or agreement or any other agreement pursuant to which stock is held for the benefit of such Persons not to exceed $10 million in aggregate principal amount at any time outstanding, the proceeds of which will be used to purchase or redeem, directly or indirectly, shares of Capital Stock of STA ULC or the Company.

"Permitted Junior Securities" shall mean debt or equity securities of STA ULC or any successor corporation issued pursuant to a plan of reorganization or readjustment of STA ULC that are subordinated to the payment of all then outstanding Senior Indebtedness of STA ULC at least to the same extent that the Subordinated Notes are subordinated to the payment of all Senior Indebtedness of STA ULC on December 21, 2004, so long as to the extent that any Senior Indebtedness of STA ULC outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full on such date, either (a) the holders of any such Senior Indebtedness not so paid in full have consented to the terms of such plan of reorganization or readjustment or (b) such holders receive securities which constitute Senior Indebtedness and which have been determined by the relevant court to constitute satisfaction in full of any Senior Indebtedness not paid in full.

"Permitted Liens" means, with respect to any Person: (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review; (c) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (d) Liens in favour of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by STA ULC or the Company or a Subsidiary; (g) Liens on property at the time STA ULC, the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into STA ULC, the Company or a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by STA ULC, the Company or a Subsidiary; (h) Liens securing Indebtedness or other obligations of a Subsidiary owing to STA ULC, the Company or a Subsidiary permitted to be Incurred in accordance with the Subordinated Note Indenture; (i) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Subordinated Note Indenture, secured by a Lien on the same property securing such Hedging Obligations; (j) Leases and subleases of real property which do not materially

interfere with the ordinary conduct of the business of STA ULC, the Company or a Subsidiary; (k) Liens arising from Personal Property Registry filings or Uniform Commercial Code financing statement filings regarding operating leases entered into by STA ULC, the Company or a Subsidiary in the ordinary course of business; (l) Liens in favour of STA ULC or the Company; (m) Liens on equipment of STA ULC or the Company granted in the ordinary course of business to STA ULC's or the Company's client at which such equipment is located; (n) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off; and (o) Liens to secure any refinancing, refunding, extension, renewal or replacement or successive refinancings, refundings, extensions, renewals or replacements, as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (g), (h), (i), (j), and (l); provided, however, that (A) such new Lien will be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (g), (h), (i), (j), and (l) at the time the original Lien became a Permitted Lien under the Subordinated Note Indenture and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

"Person" means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

"Reduced Threshold Amount" means not less than Cdn. $10 million principal amount of Subordinated Notes.

"Reduced Threshold Default" means (i) a Default resulting from the declaration or payment of any dividend by STA ULC on account of STA ULC's Equity Interests in contravention of its obligations under the covenants described under "— Certain Covenants— Limitation on Restricted Payments" above, (ii) a Default resulting from (a) the default in the payment of interest on any Subordinated Notes when due continuing for 30 days, (b) a default in the payment of principal or premium, if any, of any Subordinated Note when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise or upon any extensions of the maturity date in accordance with the Subordinated Note Indenture, (c) the failure by STA ULC to comply with its obligations under the covenant described under "— Merger, Consolidation or Sale of All or Substantially All Assets" above, (d) the failure by STA ULC or any Major Subsidiary to pay any Indebtedness (other than Indebtedness owing to STA ULC or a wholly-owned Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5 million or its foreign currency equivalent, (e) certain events of bankruptcy, insolvency or reorganization of STA ULC or a Major Subsidiary, or (f) the Subordinated Notes or any Guarantee or any security therefor cease to be in full force and effect, except as contemplated by the terms thereof, or STA ULC or any Guarantor denies or disaffirms its obligations under the Subordinated Notes or any Guarantee or any security therefor, except as contemplated by the terms thereof, and the Default continues for 10 days; and (iii) a Default arising from the Company's failure to comply with the covenants described under "— Certain Covenants— Limitations on Incurrence of Indebtedness", "— Certain Covenants— Limitations on Restricted Payments" and "— Certain Covenants— Dividend and Other Payment Restrictions Affecting Subsidiaries" above and such failure continues for 30 days after the notice specified under "— Defaults under the Subordinated Note Indenture" has been provided.

"Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Payment" has the meaning ascribed to it under "— Certain Covenants— Limitation on Restricted Payments".

"Senior Indebtedness" means, with respect to STA ULC, the Company or any Guarantor, all secured Indebtedness of STA ULC, the Company or any Guarantor, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to STA ULC, the Company or any Guarantor whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, all Hedging Obligations and all obligations in respect of cash management services, in each case whether outstanding on December 21, 2004 or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Subordinated Notes or such Subsidiary's Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable, (i) any obligation of STA ULC or the Company to any of their Subsidiaries, or of any such Subsidiary to STA ULC or the Company, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by STA ULC, the Company or such Guarantor, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), and (iv) any obligations with respect to any Capital Stock.

"Subordinated Indebtedness" means, with respect to STA ULC, the Company or any Guarantor, all Indebtedness which is not Senior Indebtedness.

"Subsidiary" means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and (b) any partnership, joint venture or limited liability company of which 50% or more of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and such Person owns or controls, directly or indirectly, 50% or more of the total equity and voting rights of the general partner of such entity.

"Total Funded Debt" means all Indebtedness (based on average revolving credit facility usage), letters of credit and guaranties of same.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors or equivalent body or Person of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

"Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock on other ownership interests of which will at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Distribution Policy – Interest Payments and Dividend Policy

STA ULC will pay interest on the Subordinated Notes and STA will pay dividends on the Common Shares (if declared) on the 15th day of each month (or the next business day, if such day is not a business day) to holders of record at the close of business on the last business day of the preceding month. The distributions consist of:

- interest payments on the Subordinated Notes at an annual rate of 14% of the aggregate principal amount of the Subordinated Notes represented by an IPS or approximately Cdn. 0.53858 per IPS per year

- dividends on the Common Share represented by an IPS, if and to the extent dividends are declared by STA's board of directors and permitted by applicable law. STA has currently adopted a dividend policy that contemplates an annual dividend of approximately C$0.53642 per Common Share (or IPS).

STA will generally declare dividends of its available cash after satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any, satisfying its other expense obligations, including withholding and other applicable taxes, and retaining reasonable reserves as may be considered appropriate by its board of directors.

STA may make additional distributions in excess of monthly distributions during the year, as the board of directors may determine in its sole discretion.

The board of directors of STA may, in its discretion, modify or repeal STA's current dividend policy. No assurances can be made that STA will pay dividends at the level contemplated in the future or at all. Assuming that STA ULC makes the scheduled interest payments on the Subordinated Notes and STA pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an investor would receive, in the aggregate, approximately Cdn. $1.095 per year per IPS in dividends on the Common Shares and interest on the Subordinated Notes.

Distributions paid to IPS Holders

Distributions on the IPSs are paid on the 15th of each month (or the next business day, if such day was not a business day) to holders of record at the close of business on the last business day of the preceding month. Monthly distributions for the period commencing December 21, 2004 and ending June 30, 2005 and for the twelve month period ended June 30, 2006 were as follows:

	Dividend Per Common Share (Cdn. $)	Interest Payment on IPS Notes (Cdn. $)	Total Distribution Per IPS (Cdn. $)
Fiscal 2005			
December 21, 2004 to January 30, 2005	0.06087	0.06111	0.12198
February 2005	0.04470	0.04488	0.08958
March 2005	0.04470	0.04488	0.08958
April 2005	0.04470	0.04488	0.08958
May 2005	0.04470	0.04488	0.08958
June 2005	0.04470	0.04488	0.08958
Total Fiscal 2005 Distributions	0.28437	0.28551	**0.56988**
Fiscal 2006			
July 2005	0.04470	0.04488	0.08958
August 2005	0.04470	0.04488	0.08958
September 2005	0.04470	0.04488	0.08958
October 2005	0.04470	0.04488	0.08958
November 2005	0.04470	0.04488	0.08958
December 2005	0.04470	0.04488	0.08958
January 2006	0.04470	0.04488	0.08958
February 2006	0.04470	0.04488	0.08958
March 2006	0.04470	0.04488	0.08958
April 2006	0.04470	0.04488	0.08958
May 2006	0.04470	0.04488	0.08958

	Dividend Per Common Share (Cdn. $)	Interest Payment on IPS Notes (Cdn. $)	Total Distribution Per IPS (Cdn. $)
June 2006	0.04637	0.04488	0.09125
Total Fiscal 2006 Distributions	0.53809	0.53858	1.07667

STA HOLDINGS

Capital of the Company

The authorized capital of STA Holdings consists of 25,000,000, 873,000, 1,127,000 and 2,000,000 Class A, Class B, Series One, Class B, Series Two and Class C common shares, respectively, and 25,000,000 preferred shares. As at June 30, 2006, 20,764,554 Class A common shares of the Company are owned by STA (representing approximately 95.5% of the outstanding common shares), and 872,652 Class B, Series One common shares (the "Class B-1 Shares") and 106,384 Class B, Series Two common shares (the "Class B-2 Shares", and together with the Class B-1 Shares, the "Class B Shares") are issued and outstanding, all of which are owned by the Existing Investors or management (representing approximately 4.5% of the outstanding common shares), 23,363,983 preferred shares are issued and outstanding and are owned by STA ULC and no Class C common shares are issued and outstanding.

Class A Common Shares

Each Class A common share carries one vote on all matters to be voted on at all meetings of shareholders. Holders of Class A common shares are entitled to receive dividends as and when declared by the board of directors. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of Class A common shares shall be entitled to share rateably with the holders of Class B and C common shares in the remaining assets available for distribution, after payment of liabilities, including the portion of the amounts owing on the Class B and C common shares that are preferential to payments on the Class A common shares, as described below.

Class B and C Common Shares

The holders of Class B and C common shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. The holders of the Class B and C common shares are entitled to receive, as and when declared by the board of directors of the Company, fixed cumulative preferential cash dividends at a rate of 14% of the Liquidation Amount thereof (as defined below) or approximately C$0.5386 per share, per annum, to be paid after the distributions in respect of the preferred shares described below and before any dividend on the Class A common shares of the Company. Dividends on the Class B and C common shares are paid on a monthly basis in U.S. dollars on the 15th day of the following month (or the next business day if such day is not a business day). Monthly dividends are paid after advances in respect of the preferred shares. Any dividends paid by the Company in excess of the dividends at a rate of 14% or approximately C$0.5386 per share shall: (i) for periods ending on or before December 21, 2006, be paid pro rata to the holders of Class A common shares of the Company and the holders of Class B and C common shares (subject to adjustment to increase dividends to the holders of Class A common shares of the Company in order to support payment of STA's expenses) and (ii) for periods ending after December 21, 2006, be paid to the holders of Class B-1 Shares and Class C common shares (subject to the subordination provisions described below) in an amount per share equal to 1.1 times the dividend per share to which the holders of the Class A common shares and Class B-2 Shares are entitled (such enhanced dividend entitlement of holders of the Class B-1 Shares and Class C common shares over the dividend entitlement of the Class A common shares and Class B-2 Shares is referred to as the "Enhanced Dividend"). The Enhanced Dividend will be non-cumulative and may only be paid to holders of the Class B-1 Shares and Class C common shares in respect of any month if the Company has declared and paid dividends on the Class A common shares and Class B-2 Shares at no less than the monthly amount of C$0.0447 per share for such month (not taking into account any dividend to the holders of Class A common shares in respect of the expenses of STA).

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of Class B and C common shares shall be entitled to receive from the assets of the Company, in cash, the sum of C$3.847 (the "Liquidation Amount") for each Class B and C common share held, together with all accrued and unpaid (whether or not declared) cumulative dividends thereon calculated up to the date of distribution (which for such purposes shall be calculated as if such dividends, to the extent unpaid, were accruing for the period from the expiration of the last period for which dividends thereon were paid in full up to the date of distribution) after payment to holders of the preferred shares, as described below, and before any amount shall be paid or any assets of the Company distributed to holders of any other class of shares ranking junior to the Class B and C common shares. After payment to the holders of preferred shares of the amount so payable to them as described below and payment to the holders of the Class B and C common shares of the amount so payable to them as provided above, the remaining assets and funds of the Company available for distribution to shareholders shall be distributed rateably among the holders of Class A, Class B and Class C common shares.

Preferred Shares

The preferred shares consist of 25,000,000 authorized shares designated as preferred shares. The holders of the preferred shares are entitled to receive, as and when declared by the board of directors of the Company, out of the assets of the Company, fixed cumulative preferential cash dividends at the rate of 14.01% or approximately C$0.5390 per share, per annum in addition to any dividends in excess of such preferential dividend declared by the board of directors of the Company from time to time in its sole discretion. Dividends are paid on an annual basis in Canadian dollars at the end of each year, but accrue on a daily basis. The Company lends amounts on a monthly basis to holders of preferred shares until the annual dividend is paid, at which time the loaned amounts are to be paid and satisfied. Such advances enable STA ULC to pay the monthly interest obligation on the Subordinated Notes until the annual dividend is paid. All of the outstanding preferred shares are held by STA ULC.

Except as otherwise required by law, the holders of preferred shares do not have any voting rights. Holders of preferred shares may cause the Company to redeem or the Company may redeem, in either case at any time, all or any of the outstanding preferred shares of the Company for an amount equal to $3.847.

Distribution Policy

The board of directors of STA Holdings has adopted a policy to distribute all of its available cash, subject to applicable law and the terms of the Amended and Restated Credit Agreement, the Subordinated Note Indenture and any other then outstanding indebtedness by way of monthly dividends and/or loans on any of its common shares, preferred shares or other distributions on its securities, after:

- satisfaction of its debt service or other obligations, if any, under credit facilities or other agreements with third parties;
- satisfaction of its interest and other expense obligations, including any applicable taxes;
- making any redemptions in respect of any preferred shares; and
- retaining reasonable working capital or other reserves as may be considered appropriate by the board of directors of the Company.

Distributions in respect of and dividends on its common shares and preferred shares will be paid on the 15th day of each month (or the next business day if such day is not a business day).

Dividend payments are not mandatory or guaranteed. The board of directors of the Company may, in its discretion, amend or repeal its dividend policies in respect of its common shares. The Company's board of directors may decrease the level of dividends provided for in each dividend policy in respect of its common shares or discontinue entirely the payment of dividends in respect of its common shares.

Securityholders' Agreement

On closing of the IPS Offering, STA, STA ULC, the Company and the Existing Investors entered into the Securityholders' Agreement governing, among other things, their securityholdings in, and the business and affairs of, the Company. The following is a summary of certain provisions of the Securityholders' Agreement, which summary is not intended to be complete. Reference is made to the Securityholders' Agreement for a complete description and the full text of its provisions. A copy of the Securityholders' Agreement is available on SEDAR at www.sedar.com

Directors

The board of directors of the Company is currently comprised of nine persons, a majority of whom are required to be residents of the United States. The Securityholders' Agreement requires that the articles of the Company provide that the Existing Investors may nominate one individual to the board of directors of the Company so long as they hold, in the aggregate, at least 75% of the Class B common shares acquired by the Existing Investors on the Closing. The board of directors of STA are entitled to nominate the remaining directors.

The Company's articles provide that, for so long as the requisite level of ownership is held by a party, the nominees of such party may not be removed without the written consent of such party. In addition, the Securityholders' Agreement provides that the STA nominees shall be comprised of the members of the board of directors of STA.

Approval of Certain Actions

Certain actions that may be taken by the Company or its subsidiary companies require the approval of: (a) the Existing Investors, so long as they hold, in the aggregate, Class B common shares representing at least 20% of the voting rights of the then outstanding common shares of the Company and (b) a majority of the board of directors of the Company. The actions requiring this approval include: (i) entering into a merger, consolidation, business combination, joint venture or other material corporate transaction; (ii) selling, assigning, conveying or otherwise disposing of all or substantially all of its assets; (iii) adopting any plan or proposal for the liquidation, dissolution, reorganization or recapitalization or commencement of any action seeking relief under any laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (iv) entering into lines of business other than those concurrently carried on; (v) changing its fiscal year or making a material change in its accounting policies or procedures unless required under the applicable generally accepted accounting principles; (vi) taking, or permitting, any action which would prevent the business from continuing on an ongoing basis; (vii) modifying or amending, or permitting such changes, to the terms of the IPSs, Common Shares or Subordinated Notes; (viii) modifying, amending or taking any action in contravention of its constating documents including the terms of any securities held by the Existing Investors; or (ix) agreeing to do any of the preceding. As the Existing Investors currently hold, in the aggregate, common shares representing less than 20% of the voting rights of the outstanding common shares of the Company, the above approval rights are currently not exercisable.

Pre-Emptive Rights

The Securityholders' Agreement provides that the Existing Investors have pre-emptive rights to purchase Class C common shares of the Company to maintain their pro rata ownership of the Company in the event that the Company decides to issue common shares or the Issuer decides to issue IPSs, subject to certain exceptions. Any Existing Investor exercising this right will be entitled to participate in the issuance of common shares or IPSs by the Company or the Issuer, as applicable, in either case, through the purchase of Class C common shares of the Company, at the most favourable price and on the most favourable terms as the applicable securities are to be offered to a third party. The pre-emptive rights may be waived, as to all Existing Investors, by the holders of 66 2/3% of all equity securities of STA and the Company then outstanding and held by the Existing Investors.

Tag-Along Rights

The Securityholders' Agreement also provides that on or after December 21, 2006, in the event that a person offers to purchase, directly or indirectly, more than 10% of the common shares in the Company held by STA pursuant to an agreement with STA or, in the case of an indirect purchase, pursuant to a non-exempt take-over bid in

respect of which STA proposes to enter into a support agreement with such person, then it will be a condition of any such agreement or support agreement that the person will offer to purchase a pro rata portion of the Class B and C common shares, on the same terms and subject to the same conditions as are applicable to the direct or indirect purchase of the common shares of the Company held by STA, with appropriate adjustments to reflect the Liquidation Amount (as defined below) payable on the Class B and C common shares, in accordance with the formula and restrictions set out in the Securityholders' Agreement.

Repurchase Events

The Securityholders' Agreement provides that each holder of Class B-1 Shares has the right (the "Negotiation Right"), exercisable at any time and from time to time and subject to the limits described below, to request the Company to enter into good faith negotiations with such holder to purchase for cancellation, all or any portion of the Class B-1 Shares owned by such holder. Upon delivery of a notice by a holder of Class B common shares to the Company requesting that the Company enter into good faith negotiations with such holder to purchase, for cancellation, all or a portion of such holder's Class B-1 Shares, the Company is required to use its best efforts to negotiate the purchase of such Class B-1 Shares.

The Negotiation Right in respect of the Class B-1 Shares may not be exercised for a period of two years from the date of closing of the IPS Offering. The Negotiation Right may only be exercised if, at the time of its exercise: (i) none of STA ULC, the Company or their respective subsidiaries is in default under the indenture related to the Subordinated Notes or any other indebtedness other than indebtedness to affiliates, and (ii) interest on the Subordinated Notes is not being deferred in accordance with the interest deferral provisions in the indenture related to the Subordinated Notes and no interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid.

The terms of the Class B common shares provide that the Company has the right (the "Redemption Right"), exercisable at any time and from time to time following the second anniversary of the Closing and subject to the limits described below, to purchase for cancellation from the holders of Class B common shares, all or any portion of the outstanding Class B common shares. Upon delivery of a notice to all of the holders of Class B common shares, as the case may be, (the "Redemption Notice") requesting the holders to sell to the Company all or a portion of each such holder's Class B common shares (each such share, a "Subject Interest" and collectively the "Subject Interests"), on a pro rata basis, the holders are required to sell to the Company such interests. The repurchase of the Subject Interests will occur on such date as is specified by the Company in the Redemption Notice (provided such date shall not be prior to the 30th day following receipt by the holders of the Redemption Notice).

The Redemption Right may only be exercised if, at the time of its exercise: (i) none of STA ULC, the Company or their respective subsidiaries is in default under the indenture related to the Subordinated Notes or any other indebtedness other than indebtedness to affiliates, and (ii) interest on the Subordinated Notes is not being deferred in accordance with the interest deferral provisions in the indenture related to the Subordinated Notes and no interest deferred during any Interest Deferral Period (including interest thereon) remains unpaid.

The amount which shall be paid by the Company for the purchase of each Subject Interest pursuant to the Redemption Right will be equal to the fair market value of the Subject Interest at the time of the purchase, without regard to: (i) the liquidity of the Subject Interest and (ii) the Enhanced Dividend.

Any repurchase by the Company of Class B common shares, including pursuant to the exercise by a holder of the Negotiation Right or the exercise by the Company of the Redemption Right, is referred to herein as a "Repurchase Event".

DIRECTORS, OFFICERS AND MANAGEMENT

STA and STA ULC

Directors of STA

STA's articles of incorporation provide for a minimum of 3 and a maximum of 20 directors, a majority of whom must be Canadian residents. As at June 30, 2006, the STA board consist of seven directors, four of whom are Canadian residents. The directors of STA are John Crow, Irving Gerstein, George Rossi, David Scopelliti, Ken Needler, Denis Gallagher and David White. John Crow will not be standing for re-election to the STA board at STA's annual Shareholder meeting scheduled to be held on November 3, 2006. On September 21, 2006, Victor Wells was appointed to the STA board. John Crow, Irving Gerstein, George Rossi, David Scopelliti and Victor Wells are independent (for regulatory purposes) from STA. Denis Gallagher, the chief executive officer of STA and the Company, serves as the chairman of the STA board and John Crow serves as its independent lead director, in which capacity he is responsible for reviewing and commenting on the agenda for directors' meetings, acting as a liaison between the independent directors and management, leading independent sessions of the independent directors and chairing STA's annual meeting. On September 21, 2006, Irving Gerstein replaced John Crow as independent lead director.

The term of office for each of the directors expires at the time of the next annual meeting of shareholders of STA. Directors will be elected at each annual meeting of shareholders of STA. A director may be removed by a resolution passed by a majority of the shareholders or may resign. The vacancy created by the removal of a director must be filled at the shareholder meeting at which he or she was removed. A vacancy not so filled at a shareholder meeting, or created by the resignation of a director, may be filled by a quorum of the remaining directors. A quorum for meetings of directors is a majority of the directors, provided that a majority of directors present (or one director, where a quorum is two directors) must be residents of Canada. If there is no quorum of directors, a special shareholder meeting must be called to fill vacancies.

The directors are required to supervise the activities and manage the affairs of STA, including acting for, voting on behalf of and representing STA as a holder of common shares in the Company.

Committee of the Board of Directors

Audit Committee

STA has an audit committee that, as of June 30, 2006, was comprised of George Rossi, Irving Gerstein and David Scopelliti, all of whom are independent (for regulatory purposes) directors. On September 21, 2006, Victor Wells was appointed to serve on the audit committee. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STA, the adequacy of internal accounting controls and procedures, and the quality and integrity of financial statements of STA. The independent auditors of STA report directly to the audit committee. In addition, the audit committee is responsible for directing the auditors' examination of specific areas and for recommending to the board of directors the selection of independent auditors of STA.

See "STA Holdings – Compensation, Nominating and Corporate Governance Committee" for a description of the compensation, nominating and corporate governance committee of the Company.

Disclosure

The board of directors is responsible for adopting and, upon the advice of the Chief Executive Officer and Chief Financial Officer of STA, periodically reviewing and updating the written disclosure policy for STA and its subsidiaries. This policy, among other things:

- articulates the legal obligations of STA, its affiliates and their respective directors, officers and employees with respect to confidential information;

- identifies spokespersons of STA, who are the only persons authorized to communicate with third parties such as analysts, media and investors;

- provides guidelines on the disclosure of forward looking information;

- requires advance review by senior executives of any selective disclosure of financial information to ensure that the information is not material, to prevent the selective disclosure of material information, and to ensure that if selective disclosure does occur, a news release is issued immediately; and

- establishes "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes, during which periods the Issuer, its subsidiaries and its directors, managers, officers, employees and consultants may not purchase or sell IPSs, Common Shares or Subordinated Notes or other securities of STA or its subsidiaries (including securities exchangeable for or convertible into IPSs, Common Shares or Subordinated Notes).

Remuneration of the Directors

Compensation for non-management directors of STA is $20,000 per year and $1,500 per meeting for attending board or committee meetings in person. Directors receive $500 for attending meetings by phone. The lead director receives additional remuneration of $10,000 per year as compensation for his duties as lead director and for chairing a committee, and the audit committee chair receives additional remuneration of $5,000 per year. Directors are reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors participate in the insurance and indemnification arrangements described below under "Insurance Coverage for STA and Related Entities and Indemnification".

Management

STA has two officers. Mr. Denis Gallagher is the Chairman and Chief Executive Officer and Mr. Patrick Walker is the Chief Financial Officer. Primary responsibility for managerial and executive oversight of the business of STA's subsidiaries is delegated to and discharged by the Company.

Directors of STA ULC

The composition of the board of directors and audit committee of STA ULC is identical to those of STA.

STA Holdings

Directors and Executive Officers of STA Holdings

STA Holdings is governed in accordance with its constating documents and the Securityholders' Agreement. STA Holdings board of directors was, as of June 30, 2006, comprised of nine individuals, a majority of whom are unrelated to the Company and a majority of whom are residents of the United States. On September 21, 2006, Victor Wells was appointed as a director of STA Holdings. The directors of STA Holdings are currently John Crow, Irving Gerstein, George Rossi, David Scopelliti, Robert Reilly, Victor Wells, Charles Grace, Ken Needler, Denis Gallagher and David White. John Crow, Irving Gerstein, George Rossi, Robert Reilly, Victor Wells and David Scopelliti are independent (for regulatory purposes) to STA. John Crow will not be standing for re-election to the STA board of directors at STA's annual Shareholder meeting scheduled to be held on November 3, 2006.

The Existing Investors' representation on the Company's board of directors will be adjusted if the retained interest of the Existing Investors is reduced or diluted. The board of directors of the Company, subject to the provisions of the Securityholders' Agreement, has full power to manage the business and affairs of the Company, to make all decisions regarding the Company and to bind the Company. See "Securityholders' Agreement".

The following table sets out the name, municipality of residence, position(s) with the Company and principal occupation of the directors and/or executive officers of STA Holdings.

Name and Municipality of Residence	Position(s)	Director Since	Principal Occupation If not with the Company
JOHN CROW[1] Ontario, Canada	Lead Director	October 2004	Corporate Director
IRVING GERSTEIN[1][2] Ontario, Canada	Director	October 2004	Corporate Director
GEORGE ROSSI[2] Quebec, Canada	Director	October 2004	Corporate Director
DAVID SCOPELLITI[2] Connecticut, U.S.A.	Director	October 2004	Managing Director – Corporate Development and Client Service, PCG Asset Management
ROBERT REILLY[1] Illinois, U.S.A.	Director	October 2004	President of Reilly Partners
VICTOR WELLS[2] Ontario, Canada	Director	September 2006	Corporate Director
CHARLES GRACE[1][3] Illinois, U.S.A.	Director	April 2005	Managing Director, Wynnchurch Capital, Ltd.
KENNETH B. NEEDLER[1] Ontario, Canada	Director	September 2004	—
DENIS GALLAGHER New Jersey, U.S.A.	Director, Chairman and Chief Executive Officer	September 2004	—
DAVID A. WHITE Pennsylvania, U.S.A.	Director, President and Chief Operating Officer	October 2004	—
PATRICK J. WALKER New Jersey, U.S.A.	Chief Financial Officer	—	—
CHRISTOPHER J. HARWOOD Ontario, Canada	Vice President, Finance	—	—

(1) Member of compensation, nominating and corporate governance committee of STA Holdings.

(2) Member of audit committee of each of STA and STA Holdings.

(3) Representative of the Existing Investors.

The directors and executive officers as a group beneficially own, directly or indirectly, 38,500 IPSs, being approximately 0.2% of the issued and outstanding IPSs of the Issuer and 338,591 Class B common shares, being approximately 34.6% of the issued and outstanding Class B common shares of STA Holdings.

Biographies

John W. Crow of Toronto, Ontario, is a consultant and corporate director. Mr. Crow is the President of J&R Crow Inc. (economic and financial consultants) and serves on the boards of several public and private entities and other organizations, including Barrick Gold Corporation, Rockwater Capital Corporation, OFI Income Fund, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation,

Canadian Tire Bank, Lawrence Enterprise Fund, and Arts for Children of Toronto. Between 1987 and 1994, Mr. Crow was the Governor of the Bank of Canada. Mr. Crow joined the Research Department of the Bank of Canada as Deputy Chief and became chief a year and a half later. He was appointed Adviser to the Governor in 1979 and Deputy Governor in May 1981. Prior to his involvement at the Bank of Canada, Mr. Crow worked for more than a decade at the International Monetary Fund in Washington, DC, where he was appointed Chief of the North American Division in 1970. Born in London, England, Mr. Crow spent two years with the Royal Air Force, and then studied at Oxford University, graduating in Philosophy, Politics, and Economics in 1961.

Irving Gerstein is a retired executive. Mr. Gerstein is a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Mr. Gerstein is a Member of the Order of Canada and a Member of the Order of Ontario. He is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Mr. Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). During Mr. Gerstein's service as a director of each of Peoples Jewellers Limited and Confederation Life Insurance Company bankruptcy proceedings were initiated (and, in the case of Peoples Jewellers Limited, claims were made against senior executives of the company, including Mr. Gerstein); all of the creditor and other claims were settled. Mr. Gerstein also entered into a settlement of personal claims arising primarily from participation in a Peoples Jewellers Limited share incentive plan.

George Rossi is a consultant and corporate director. Mr. Rossi serves on the boards of several public and private entities including Spectra Premium, a fuel tank and automotive replacement parts manufacturer, Dolan Media, a publisher of local business and legal newspapers in the United States, OFI, a manufacturer and distributor of insulation products, Radio Nord Communications, a Quebec broadcaster and serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002-2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Prior to Mr. Rossi joining Cinar, the Ontario Securities Commission and certain other provincial securities regulators issued cease trade orders prohibiting all trading in the securities of Cinar due to its failure to file current financial statements. This cease trade order was subsequently revoked in February 2004. Between 1983-2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983 Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.

David Scopelliti is Managing Director – Corporate Development and Client Service at PCG Asset Management. Mr. Scopelliti has over 18 years of experience as a principal investor in the private equity and debt markets. He was most recently head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security industry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on Mezzanine and Private Equity transactions. Previous to that, Mr. Scopelliti was the founder and head of ING's New York Merchant Banking Group, focusing on Mezzanine and Private Equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager for the Leveraged Finance Group. He started his career at the Morgan Guaranty Trust Company on a Special Projects Team. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York.

Robert E. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, Mr Reilly was the President and a director of DHR International, an executive search firm with offices throughout the United States and in Europe and Asia. In this capacity, Mr. Reilly has successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients representing the financial service, insurance, investment banking, venture capital, real estate, health care, consumer product, software, hospitality, gaming, information technology, and advertising industries nationwide. Prior to joining DHR, Mr. Reilly served as a Senior Vice President, strategic group of LaSalle Partners (now Jones Lang LaSalle). As coordinator of LaSalle's firm-wide New Business Development, he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively. Throughout his nine-year stay at LaSalle, Mr. Reilly was charged with the coordination and management of the

firm's recruiting function. Mr. Reilly serves as the Inaugural Chairman of the University of Notre Dame's Mendoza College Graduate School of Business John Cardinal O'Hara Society. Additionally, he is a Member of Notre Dame's Mendoza College of Business' Advisory Council and Executive Committee Member of the Mendoza College of Business' Advisory Council. He is also a Member of the Board of Directors of Cardinal Bernadine's Big Shoulders Fund and a Member of the YMCA of Metropolitan Chicago's Board of Managers. Mr. Reilly founded the Chicago Knights to serve the special needs of Chicago's neediest people and is a founding Board Member of AGHDFA. He also serves on the Parents Executive Committee at Middlebury College. Mr. Reilly received both his undergraduate degree and MBA from the University of Notre Dame. He is also a graduate of the Human Resources Executive Program at Stanford University's Graduate School of Business.

Victor Wells is a Trustee of Canada Cartage Diversified Income Fund and chairs the Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International, a past Chapter President and Director. Mr. Wells is currently Vice Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst and Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells was the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the *Companies' Creditors Arrangement Act* in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.

Kenneth B. Needler, former President and Chief Operating Officer of STA Holdings, began his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of the Company in July 1999, and served as such until June 30, 2005, after being appointed to the STA Holdings' Board of Directors in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario.

Charles B. Grace is currently a Managing Director with Wynnchurch Capital, Ltd., a private equity firm based in Lake Forest, Illinois. Prior to joining Wynnchurch Capital in 2000, Mr, Grace spent several years in investment banking and principal investing with GE Capital Merchant Banking, Salomon Smith Barney, Inc. and A.G Edwards & Sons, Inc. He received a BA from Duke University and an MBA from the University of Chicago, Graduate School of Business.

Denis J. Gallagher, the founder, Chairman and Chief Executive Officer of STA Holdings has over 27 years of experience in the passenger transportation industry. Mr. Gallagher previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During Mr. Gallagher's tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, Mr. Gallagher was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996. Mr. Gallagher played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. Mr. Gallagher is a graduate of Monmouth University, with a B.S. in Business Administration. He is a past member of the University's Board of Trustees and was the recipient of the University's Distinguished Alumni Award. He is involved in numerous industry and community activities. He currently serves as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX.

David A. White, the President and Chief Operating Officer of the Company has more than 25 years business experience, serving in numerous executive roles. Prior to joining the Company, Mr. White served as President of Alcan Pharmaceutical Packaging Americas from 2004 to 2005, Chairman and CEO of Roam IT Inc. (a software company that provides electronic patient care records for the mobile healthcare market) from 2000 to 2004 and still

serves as its Chairman. From 1997 to 2000, Mr. White served as the General Partner of Harlingwood Equity Partners, (involved in industry consolidations). Between 1990 and 1997, Mr. White held numerous positions with Laidlaw Inc. including President of MedTrans (Laidlaw's North American ambulance service company), Regional Vice President of Laidlaw's Western Canada busing operations, and Vice President of Finance of Laidlaw's school bus operations. Prior to 1990 he served as Vice President and Treasurer of Lawson Mardon Group (a global packaging company). He graduated from the University of Toronto with a Masters in Business Administration, the University of Western Ontario with a Bachelors degree in economics and is a Chartered Accountant.

Patrick J. Walker, the Chief Financial Officer of the Company, has 20 years of financial management experience. Mr. Walker began his career as an accountant with the Philadelphia CPA firm of Tait, Weller and Baker, followed by the New York firm of McGladrey & Pullen. Between 1989 and 1992, Mr. Walker was employed with the global food products conglomerate TLC Beatrice International Holdings, Inc., as Manager of Accounting and Financial Reporting. In 1992, Mr. Walker joined Six Flags Entertainment Corporation, the largest regional operator of theme parks in the United States, as Corporate Controller, before being promoted to Vice President of Finance in 1998. From 1999 to 2001, Mr. Walker served as Chief Financial Officer of two portfolio companies of Indigo Capital, a private equity firm. Prior to his appointment at the Company, Mr. Walker was a consultant to the Chief Financial Officer of H.J. Heinz Company, a $9.4 billion food products firm. Mr. Walker became Chief Financial Officer of the Company in November 2002. Mr. Walker is a graduate of the Wharton School of the University of Pennsylvania, and a Member of the American Institute of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants and the Institute of Management Accountants.

Christopher J. Harwood, Corporate Vice President, Finance & Administration, has 17 years experience in the passenger transportation industry. Mr. Harwood previously served as a controller with American Medical Response and with Healthcare Innovations. From 1989 to 1997, Mr. Harwood was employed by Laidlaw Passenger Services and its subsidiary, American Medical Response. He held various positions with Laidlaw, including Acquisition Analyst (from 1989 to 1990), Manager of Financial Planning Analysis (from 1990 to 1992) and Director of Acquisitions (from 1992 to 1995). Mr. Harwood joined the Company as Vice President of Acquisitions and was named Corporate Vice President of Finance in November 1999. Mr. Harwood is a Member of the Institute of Chartered Accountants in Ontario and holds an Honours Business Administration degree from the University of Western Ontario (Canada).

Compensation, Nominating and Corporate Governance Committee

The compensation, nominating and corporate governance committee (the "CNCG Committee") of the Company, which currently consists of Irving Gerstein (chair), Kenneth Needler, Robert Reilly, John Crow and Charles Grace, is required to consist of not fewer than three directors, a majority of whom are independent from STA and the Company. The CNCG Committee is charged with responsibility for: (i) establishing procedures for the identification of the nominees to the board of directors of the Company, (ii) recommending to the board of directors of the Company nominees to the board for the next annual meeting of shareholders of the Company and nominees for each committee of the board, (iii) assessing directors of the Company on an ongoing basis, (iv) assessing the effectiveness of the board of directors of the Company as a whole, the committees of the board of directors of the Company and the contribution of each individual director, (v) developing and implementing orientation procedures for new directors, (vi) advising on, and oversight of, the Company's compensation programs generally, including the provision of pension benefits; and (vii) developing and monitoring the Company's approach to governance issues applicable to the Company and the operations and people within its wholly-owned corporate group.

Long-Term Incentive Plan

At the time of the IPS Offering, the senior management of STA and STA Holdings were eligible to participate in the Company's long-term incentive plan, or "LTIP". The purpose of the LTIP was to provide eligible participants with compensation opportunities to attract, retain and motivate key personnel and reward directors, officers and senior management by making a significant portion of their incentive compensation directly dependent upon achieving key strategic, financial and operational objectives that are crucial to ongoing growth and profitability.

During fiscal 2006, two outside compensation consultants were retained to assist the CNCG Committee in determining compensation for the Company's officers. Those two consultants were Watson Wyatt & Company, and

Sonnenschein Nath & Rosenthal LLP. The mandate for the consultants was to, among other things: (i) assess the LTIP plan proposed as part of the IPO of the Issuer in order to assess whether it had the attributes to sufficiently align the interests of key officers and employees with that of the Issuer and shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; and (ii) assuming that the proposed LTIP plan in (i) was found to be inadequate, to make recommendations for redesign.

After a full review, the compensation consultants concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of, qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents.

Based on its review of the compensation structure of the Issuer and the recommendations of the compensation consultants and the CNCG Committee of STA Holdings, on November 10, 2005 the board of directors of STA Holdings adopted an Equity Incentive Plan. The plan was approved by shareholders at the 2006 annual and special meeting.

Equity Incentive Plan

The Equity Incentive Plan is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates ("Participants") with those of the holders of IPSs, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide Participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company's employees, officers and consultants.

A summary of the EIP is provided below and is qualified in its entirety by the specific language of the EIP, a copy of which is available to any Shareholder upon request to the Secretary of the Issuer.

Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B-2 Shares of STA Holdings ("EIP Shares"), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of Shares are subject to forfeiture and are non-transferable if the Participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions) The grant of EIP Shares is evidenced by an award agreement that will specify, among other things, the number of shares granted and such other provisions as determined by the CNCG Committee, including the amount of consideration, if any, that a Participant shall pay for the shares.

The terms and conditions of EIP Shares granted are subject to adjustments in certain circumstances, as set forth in the Plan, in the discretion of the board and the committee, including those that may be required pursuant to any employment agreements with key executives or employees of the Company.

The board of directors of STA Holdings may, at any time and from time to time, alter, amend, suspend, discontinue or terminate the EIP in whole or in part, except that any amendment or alteration shall be subject to the approval of the shareholders of the Issuer if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, provided that no termination, amendment, or modification of the Plan shall adversely affect in any material way any shares previously granted under the EIP, without the written consent of the grantee of such share.

Under the EIP, participants are required to reimburse the Company an amount equal to the tax withholding requirements related to grants of EIP Shares based on the value of such shares. The participants can satisfy this obligation by (i) delivering cash, negotiable person check or electronic funds transfer in an amount equal to the amount to be withheld; (ii) delivering EIP Shares having a value equal to the amount to be withheld; or (iii) requesting the Company to withhold from the EIP Shares that would otherwise be delivered pursuant to a grant, a number of EIP Shares whose value is equal to the amount to be withheld.

In order to provide for additional flexibility in structuring STA Holdings' compensation policies, the EIP provides for the issuance to Participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as "Awards"). However, it is not currently the intention of the board of directors to grant any such Awards under the EIP other than EIP Shares.

Under the EIP, a maximum of 717,747 Shares (representing 3.2% of the currently issued common shares of STA Holdings) are available to be issued in connection with Awards, including in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such Shares, the Shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP.

The CNCG Committee of STA Holdings has approved aggregate awards of 133,549 in fiscal 2006 and 290,073 in fiscal 2007 to date for a total of 423,622 EIP Shares (representing 1.9% of the issued common shares of STA Holdings) to a total of 18 Participants. In connection with these grants, an aggregate of 77,925 EIP Shares were withheld at the election of the Participants to satisfy tax withholdings on these grants. As such, 345,697 EIP Shares related to these grants remain outstanding as at August 31, 2006 (representing 1.6% of the issued common shares of STA Holdings). Further awards totalling 289,140 EIP Shares (representing 1.3% of the issued common shares of STA Holdings) are expected to occur during the 2008 fiscal year and the 2009 fiscal year.

Insurance Coverage for STA and Related Entities and Indemnification

STA has obtained a policy of insurance for directors and officers of STA and for the directors and officers of its subsidiaries. The aggregate limit of liability applicable to the insured directors and officers under the policy is $20 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against STA and any of its subsidiaries. The total limit of liability is shared among STA and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers.

The by-laws of each of STA, STA Holdings and STA ULC provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, including in respect of periods prior to the closing of the IPS Offering, subject to certain limitations.

AUDIT COMMITTEE AND AUDITOR'S FEES

The Issuer has established an audit committee of three directors: George Rossi (Chair), Irving Gerstein and David Scopelliti. On September 21, 2006, Victor Wells was appointed to the committee. Each of the members is independent from the Issuer and STA Holdings and "financially literate" within the meaning of Multilateral Instrument 52-110 – Audit Committees. The audit committee is responsible for the oversight and supervision of the accounting and financial reporting practices and procedures of STA, monitoring the adequacy of internal accounting controls and procedures and reviewing the quality and integrity of financial statements of STA. The independent auditors of STA report directly to the audit committee. In addition, the audit committee is responsible for reviewing and approving the auditors' examination and for recommending to the board of directors the selection of independent auditors of STA. The charter of the audit committee is attached hereto as Appendix "A".

Relevant Education and Experience of Audit Committee Members

The following is a summary of the education or experience of each member of the audit committee that is relevant to the performance of his responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principals used by STA to prepare its annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
George Rossi (Chair)	Mr. Rossi, a member of the Institute of Chartered Accountants, has twenty years of experience as a CFO of two different companies, from 1983 to 2002. Prior to 1983, Mr. Rossi was an audit manager with Ernst and Young. Since his retirement, he has continued to apply his experience as a director on several other boards, as more fully described in the section entitled "STA Holdings – Biographies" above. As a former CFO, along with his continued experience as a director on several boards, Mr. Rossi has been developed an understanding of accounting principals and internal controls and procedures for financial reporting sufficient to ensure his financial literacy.
Irving Gerstein	Mr. Gerstein is a member of the audit committee of Atlantic Power Corporation, Medical Facilities Corporation and Economic Investment Trust Ltd. These positions, in conjunction with his economic background and his previous experience as a director of several public issuers (as more fully described in the section entitled "STA Holdings – Biographies" above) have enabled him to develop a strong understanding of accounting principals sufficient to ensure his financial literacy.
David Scopelliti	Mr. Scopelliti is Managing Director – Corporate Development and Client Service at PCG Asset Management. Mr. Scopelliti has over 18 years of experience as a principal investor in private equity and debt markets, and holds NASD Series 7, 63 & 24 licenses. He was most recently head of Private Equity for the State of Connecticut Pension Plan. Previously, Mr. Scopelliti was a Managing Director with CIBC World Markets and Group Head of ING Group's Merchant Banking Division. As part of his experience in the private equity markets and securities industry, he has developed an understanding of accounting principals and procedures for public reporting sufficient to ensure his financial literacy.
Victor Wells	Mr. Wells is a member of the Ontario and British Columbia Institutes of Chartered Accountants, and was elected a Fellow of ICABC in 1990 and of ICAO in 2006. He has held increasingly senior finance positions during the last 20 plus years. He was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its IPO in July 2001 until 2006. From 1998 to 2001 he was Vice President Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. He is currently a Trustee, and chairs the Audit Committee of Canada Cartage Diversified Income Fund. This experience has ensured that Mr. Wells has developed an understanding of accounting principles and internal and disclosure controls sufficient to ensure his financial literacy.

Non-Audit Services

The Issuer's audit committee has adopted specific policies and procedures for the engagement of external auditors for all services, including non-audit services. In particular, the committee is required to review at least annually the non-audit services provided by the Issuer's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of

non-audit services by any member to whom authority has been delegated must be presented to the full committee at its first scheduled meeting following such pre-approval.

The committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the committee and approved, prior to the completion of the audit, by the committee or by one or more members of the committee to whom authority to grant such approvals has been delegated by the committee.

External Auditor Service Fees

The table below provides greater disclosure of the services provided and the fees earned by the Issuer's external auditor for the fiscal years ended June 30, 2005 and June 30, 2006.

Type of Work	Fiscal 2006	Fiscal 2005
Audit fees	$555,400	$254,000
Audit related fees	$0	$0
Tax fees	$0	$0
All other fees	$0	$0

Audit Committee Oversight

At no time since the commencement of the Issuer's most recently completed fiscal year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

RISK FACTORS

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the IPSs and the underlying Common Shares and Subordinated Notes would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although approximately 224 of our employees in six different locations, out of a total of over 4,500 employees in 68 locations, are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

- we may be unable to identify conversion opportunities or win bid contracts on profitable terms.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications, or ultimately, an acquisition has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal and state regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act.

We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, during July and August there is a sharp decrease in revenues. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts cut back dramatically on summer programs in recent years, including summer camp and charter programs. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers. All school bus contracts can be terminated by school districts for not meeting certain performance related criteria. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Risks Related to the Capital Structure

The Issuer is Dependent on the Company for all cash available for distributions

STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the Common Share component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STA and STA ULC may not receive dividends from the Company provided for in the dividend policy the board of directors of the Company adopted or any dividends at all

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Subordinated Note Indenture and

the Amended and Restated Credit Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes and would also be subject to a U.S. dividend withholding tax. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability, and reduce available cash for distribution. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

Subject to restrictions set forth in the indenture, the Issuer may defer the payment of interest to holders for a significant period of time

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution

The Subordinated Notes are denominated in Canadian dollars, and payment of the subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year hedging arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional hedging arrangements as contracts related to the initial five year agreement expire and (ii) and entered into additional hedging arrangements subsequent to the issuance of additional IPS units in connection with the Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS distributions for the next five years and approximately 85% of currently anticipated monthly IPS distributions through July 2008, and that STA intends to fund the remaining amount of currently anticipated monthly IPS distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly IPS distributions, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow and may adversely affect the Issuer's cash distributions.

The Company's substantial consolidated indebtedness could negatively impact the business

The Company has a substantial amount of indebtedness. On June 30, 2006, the Company had total indebtedness (including $80.5 million indebtedness to IPS holders and to holders of the Separate Subordinated

Notes issued by STA ULC) of $109.4 million. In addition, the indenture under which Subordinated Notes are issued permits future further indebtedness provided that certain covenants are satisfied.

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of IPSs and the underlying Common Shares and Subordinated Notes, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to it or at all;
- the Company's ability to make distributions to STA ULC may be limited, which may make it more difficult for STA ULC to satisfy its obligations on the Subordinated Notes;
- a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company's indebtedness, including the Subordinated Notes, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Company's common shares;
- the Issuer may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;
- the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and
- the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The Subordinated Note Indenture does not limit STA ULC's ability to issue additional Subordinated Notes to be represented by additional IPSs in connection with the repurchase of any Class B common shares of the Company in connection with a Repurchase Event.

STA ULC may not be able to repurchase the Subordinated Notes upon a change of control as required by the Subordinated Note Indenture

Upon the occurrence of certain specific kinds of change of control events, STA ULC will be required to offer to repurchase outstanding Subordinated Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that STA ULC will not have sufficient funds at the time of the change of control to make any of the required repurchases or the restrictions in the Amended and Restated Credit Agreement may not allow for such repurchases. Failure to purchase tendered Subordinated Notes would constitute a default under the Subordinated Note Indenture, which, in turn, would constitute a default under the Amended and Restated Credit Agreement.

Changes in the Issuer's creditworthiness may affect the value of the IPSs, Common Shares and Subordinated Notes

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries that have guaranteed the Subordinated Notes may affect the market price or value and the liquidity of the IPSs, Common Shares and Subordinated Notes.

The restrictive covenants in the Amended and Restated Credit Agreement and the Subordinated Note Indenture could impact the Company's business and affect its ability to pursue its business strategies

The Amended and Restated Credit Agreement and the Subordinated Note Indenture both feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;
- sell assets;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Amended and Restated Credit Agreement includes other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, including STA ULC prepaying the Subordinated Notes, while debt under the Amended and Restated Credit Agreement is outstanding. The Amended and Restated Credit Agreement also requires the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Amended and Restated Credit Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Amended and Restated Credit Agreement. If a default occurs, the lenders under the Amended and Restated Credit Agreement may elect to clear all borrowings outstanding under that facility together with accrued interest and other fees, to be immediately due and payable which would result in an Event of Default under the Subordinated Note Indenture.

Deferral of interest payments may have adverse Canadian federal income tax consequences for holders and may adversely affect the trading price of the IPSs.

If interest payments on the Subordinated Notes are deferred, holders may be required to recognize interest income for Canadian federal income tax purposes in respect of the Subordinated Notes before receiving any cash payment of this interest. In addition, a holder will not receive this cash payment if the holder sells the IPSs or the Subordinated Notes, as the case may be, before the end of any deferral period or before the record date relating to interest payments that are to be paid.

If the Issuer defers interest payments, the IPSs and the Subordinated Notes may trade at a price that does not fully reflect the value of accrued but unpaid interest on the Subordinated Notes. In addition, the existence of the Issuer's right to defer payments of interest on the Subordinated Notes under certain circumstances may mean that the market price for the IPSs or the Subordinated Notes may be more volatile than other securities that do not have these restrictions.

Future sales, or the possibility of future sales of a substantial amount, of IPSs, Common Shares or Subordinated Notes may impact the price of the IPSs, the Common Shares and the Subordinated Notes and could result in dilution.

Future sales, or the possibility of future sales of a substantial amount, of IPSs, Common Shares or Subordinated Notes in the public market could adversely affect the prevailing market price of the Issuer's IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of those securities. Additionally, the issuance of additional IPSs or Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share or per IPS.

The Issuer may issue Common Shares and Subordinated Notes, which may be in the form of IPSs, or other securities from time to time in order to raise capital or as consideration for future acquisitions and investments. If an

acquisition or investment is significant, the number of Common Shares and/or the aggregate principal amount of Subordinated Notes, which may be in the form of IPSs, or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those IPSs, Common Shares, Subordinated Notes or other securities in connection with any acquisitions or investments.

Investment eligibility

There can be no assurance that the Common Shares and Subordinated Notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Furthermore, there can be no assurance that Canadian federal income tax laws and administrative practices respecting the treatment of the IPSs (or similar securities) will not be changed in a manner which adversely affects the holders of such securities.

The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be changed in a manner which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. The Company has received opinion from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to make interest or dividend payments on the Subordinated Notes and the common shares owned by STA and may affect the Company's ability to continue as a going concern.

In addition, Non-U.S. Holders may be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes. The Company's tax deduction for interest may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

If the Issuer subsequently issues Subordinated Notes with significant OID, the Issuer may not be able to deduct all of the interest on the Subordinated Notes

Subordinated Notes issued in a subsequent issuance may be issued at a discount to their face value and, accordingly, such notes may have "significant OID" and thus be classified as "applicable high yield discount obligations" for U.S. federal income tax purposes. If any such Subordinated Notes were so treated, a portion of the OID on such notes would be non-deductible by the Company and the remainder would be deductible only when paid. Any limit on the Company's ability to deduct interest for tax purposes would have the effect of increasing the Company's taxable income and may adversely affect the Company's cash flow available for interest payments and distributions to the Company' shareholders.

An allocation of IPS purchase price that results in OID may reduce the amount a holder can recover upon an acceleration of the payment of principal due on the Subordinated Notes or in the event of the Issuer's bankruptcy

Under New York and U.S. federal bankruptcy law, if the Subordinated Notes are treated as issued with OID because the allocation of the purchase price is not respected, holders of such Subordinated Notes having OID may not be able to collect the portion of the principal face amount of such Subordinated Notes that represents unamortized OID as of the acceleration or filing date, as the case may be, in the event of an acceleration of the Subordinated Notes or in the event of the Issuer's bankruptcy prior to the maturity date of the Subordinated Notes. As a result, a treatment of the Subordinated Notes as having been issued with OID could have the effect of ultimately reducing the amount such holder can recover from us in the event of an acceleration or bankruptcy.

The Company or other payor may not be able to properly report OID to the holders of IPSs or Subordinated Notes and the IRS, and hence may become subject to substantial IRS penalties for such failure

The Internal Revenue Code generally requires that the payor of interest and OID report to its payees and the IRS the amounts of interest and OID includable in income with respect to such payees, unless an exception to reporting applies. If any Subordinated Notes are issued with OID and exception to reporting applies, the Company or other payor may not be able to properly report the amount of OID to the proper payee because all of the Subordinated Notes are being issued and will be traded under the same CUSIP number and will be held in book-entry form in the name of the CDS or its nominee, CDS & Co. As a result, the identity of the holders of the Subordinated Notes issued with OID may not be known, and hence the Company or other payor may not be able to properly report OID to the IRS and to the proper payees.

In such circumstances, the Company or other payor may choose to report such OID to all holders of Subordinated Notes. The Company believes that such reporting may satisfy the OID reporting requirements and hence reduce or eliminate any exposure of the Company to penalties for not properly reporting. Non-U.S. Holders who qualify for the Portfolio Interest Exemption generally should not be subject to OID reporting, and hence generally should not be impacted by such reporting. The penalties for failure to properly file and report such OID amounts to the IRS could be substantial.

As a result, a holder subject to OID reporting may be required to report OID even though such holder purchased Subordinated Notes having no OID unless such holder can establish to the IRS that its Subordinated Notes do not have OID. The IRS might assert that, unless a holder can establish that it is not holding Subordinated Notes with OID, all Subordinated Notes held by such holder will have OID. Prospective investors should consult their own tax advisor to determine the particular U.S. federal income tax consequences of OID, including the proper reporting of OID in these circumstances and the applicability and effect of U.S. state and local tax laws.

The Subordinated Notes may have OID for U.S. federal income tax purposes.

Subordinated Notes may be issued in different transactions, and therefore certain issuances may raise OID concerns depending on the facts a the time, e.g., if the allocation of the purchase price of each IPS to the subordinated notes were determined to be too high or if the likelihood of a deferral of interest payments on the Subordinated Notes were determined not to be "remote" or an interest deferral actually occurred.

A Non-U.S. Holder generally would not be subject to U.S. federal income tax with respect to such OID so long as such OID is not effectively connected with such holder's conduct of a trade or business within the U.S. and such holder qualifies for the Portfolio Interest Exemption. If the Non-U.S. Holder failed to satisfy these requirements, a holder generally would be required to include OID in income in advance of the receipt of cash attributable to that income, and such OID may be subject to U.S. federal income or withholding taxes. Prospective investors should consult their own tax advisor to determine the particular U.S. federal income tax consequences of OID, including the applicability and effect of U.S. state and local tax laws.

The requirement to include OID in income in advance of the receipt of cash attributable to that income may discourage U.S. persons and those Non-U.S. Holders subject to U.S. federal income tax on OID from acquiring Subordinated Notes and may adversely affect the liquidity of the IPSs and Subordinated Notes.

Certain U.S. tax considerations may discourage third parties from pursuing a tender offer or other change of control transaction

Under certain circumstances, Code Section 163(j) limits a corporation's deductions for interest paid to related foreign persons exempt from U.S. tax. For these purposes, a corporation and a creditor of the corporation will generally be "related" if the creditor owns, directly or by attribution, more than 50% of the corporation by vote or value. The purchase of an IPS will be treated for U.S. tax purposes as a purchase of both an equity interest and a creditor's interest in the Issuer. As a result, a purchase by any non-U.S. person of more than 50% of the IPSs could result in the Issuer's interest deductions being limited with respect to the Subordinated Notes represented by those IPSs or otherwise owned by such person. This could discourage third parties from pursuing a tender offer or other change of control transaction with respect to the Issuer, which otherwise might have led to a premium being paid for IPSs.

Circular 230 Disclosure

Any tax statement made herein regarding and U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

We may not be able to make all principal payments on the Subordinated Notes

The Subordinated Notes will mature on December 21, 2016. STA ULC may not be able to refinance the principal amount of the Subordinated Notes in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STA ULC will be able to repay the outstanding principal amount upon maturity of the Subordinated Notes.

As a result of the subordinated nature of the guarantees of the Subordinated Notes, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company's senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Subordinated Notes under the guarantee provided by the Company.

There is no public market for the Common Shares and Subordinated Notes and holders may have limited liquidity

Neither the Common Shares nor the Subordinated Notes have a public market history. The Issuer currently does not expect that an active trading market for the Common Shares will develop until the Subordinated Notes mature. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated. Each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. ("CIBC") has previously advised us that it intends to make a market in the Subordinated Notes subject to customary market practice and applicable legal and regulatory requirements and limitations. However, neither BMO Nesbitt Burns Inc. nor CIBC is obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. and/or CIBC makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

The market price for the IPSs, Common Shares or Subordinated Notes may be volatile

There has been limited public market for income participating securities. Factors such as variations in the Issuer's financial results, announcements by the Issuer or others, developments affecting the Company's business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market

price of the Common Shares and general market volatility could cause the market price of the IPSs, the Common Shares or the Subordinated Notes to fluctuate significantly.

In addition, future sales or the availability for sale of substantial amounts of IPSs or Common Shares or a significant principal amount of Subordinated Notes in the public market could adversely affect the prevailing market price of the IPSs, the Common Shares and the Subordinated Notes and could impair the Issuer's ability to raise capital through future sales of its securities.

The Company's interest deductions on the Subordinated Notes are likely "dual consolidated losses" for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain "triggering events" occur

Pursuant to Code section 1503(d) and the Treasury Regulations thereunder, the interest deductions generated on the Subordinated Notes will likely generate a "dual consolidated loss" ("DCL") for U.S. federal income tax purposes and will therefore be deductible by the Company only if the Company and STA ULC make the election provided by Treasury Regulation 1.1503-2(g)(2) and comply with all applicable requirements, including annual reporting and certification requirements. The Company and STA ULC have and intend to continue to make such election and comply with all applicable requirements. Even if such an election is made, however, if any of several "triggering events" occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), the Company will generally be required to report the amount of any prior interest deductions on the Subordinated Notes (plus interest thereon) as gross income in the year of the triggering event. The Company and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if the Company and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, the Company's taxable income and thus its U.S. federal income tax liability would be materially increased. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Issuer's ability to make interest or dividend payments on the Subordinated Notes and the Common Shares and may affect the Company's ability to continue as a going concern.

Application of U.S. federal income tax corporate "inversion" rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate "inversions" (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STA, because the selling shareholders of the Company at the time of the IPO do not own any stock in STA as a result of the original offering and related transactions or subsequent IPS offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STA and result in U.S. withholding taxes being imposed on dividends paid on the Common Shares to Non-U.S. Holders.

Ownership change may limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability

The initial public offering of the IPSs resulted in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carry forwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, as well as any prior or subsequent ownership changes (if any), there will be specific limitations on our ability to use our net operating loss carry forwards and other tax attributes from periods prior to the IPS Offering. It is possible in the future that such limitations could limit our ability to utilize such tax attributes and, therefore, result in an increase in our U.S. federal income tax liability. Such an increase would reduce the funds available for the payments of dividends on the Class A common stock and interest on the Subordinated Notes.

Because the Company, the promoter of the Issuer, is organized under the laws of a foreign jurisdiction and resides outside of Canada, certain civil liabilities and judgments may not be enforceable against it

The Company is a promoter of the Issuer and is organized under the laws of a foreign jurisdiction and resides outside Canada. A significant portion of its directors and officers and certain of the experts named elsewhere in this Annual Information Form are residents of countries other than Canada. Substantially all of the Company's assets and the assets of these persons are located outside of Canada. As a result, although the Company has appointed STA as its agent for service of process in Ontario, it may be difficult for IPS holders to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for holders of IPSs to collect from the Company or these other non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for IPS holders to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

MARKET FOR SECURITIES

The IPSs are listed and posted for trading on the Toronto Stock Exchange (the "TSX").

The monthly average volume of trading and price ranges of the IPSs on the TSX over fiscal 2006 are set forth in the following table:

Period	High$	Low$	Volume
July 2005	13.70	12.65	534
August 2005	14.20	12.75	983
September 2005	13.70	12.00	1,047
October 2005	12.73	10.65	600
November 2005	13.74	11.75	587
December 2005	13.60	12.50	547
January 2006	14.00	13.10	218
February 2006	13.70	13.00	817
March 2006	13.00	10.9	1,166
April 2006	12.60	11.42	246
May 2006	12.64	11.66	343
June 2006	12.15	10.00	568

PRIOR ISSUANCES

The only issuances of securities by the Issuer in the 12 months prior June 30, 2006 were the 3,100,000 IPSs issued on October 25, 2005 in connection with the Private Placement and the 4,900,000 IPSs issued on June 14, 2006 in connection with the Bought Deal. STA Holdings issued 133,549 Class B-2 Shares in the 12 months prior to June 30, 2006 pursuant to the EIP, of which 27,165 were withheld at the election of the Participants to satisfy tax withholdings on these grants. As of June 30, 2006, 106,384 Class B-2 Shares remain outstanding pursuant to the EIP.

PROMOTERS

STA, Inc., a wholly-owned subsidiary of the Company, is considered to be a promoter of the Issuer by reason of its initiative in organizing the business and affairs of the Issuer.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of Denis Gallagher, the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company believes that this arrangement would approximate the cost of an arm's length arrangement of this nature. Amounts paid by the Company to Coast Cities were $300,000 and $21,000 for the fiscal year ended June 30, 2006 and for the 192-day period ended June 30, 2005, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the US operating company. The Company paid $100,000 to Reilly Partners during the 2006 fiscal year for executive search services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer who is, or at any time during the most recently completed financial year of the Issuer was, a director or executive officer of the Issuer, has any indebtedness to the Issuer or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the IPSs and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts (other than contracts entered into in the ordinary course of business) to which the Issuer or the Company is a party as at June 30, 2006, are as follows:

- The Subordinated Note Indenture referred to under "Description of Subordinated Notes";
- The Securityholders' Agreement referred to under "Securityholders' Agreement";
- First Amendment to the Amended and Restated Credit Agreement dated September 15, 2005;
- Second Amendment to the Amended and Restated Credit Agreement dated November 30, 2005;
- Third Amendment to the Amended and Restated Credit Agreement dated December 19, 2005;
- Fourth Amendment to the Amended and Restated Credit Agreement dated January 19, 2005;
- Fifth Amendment to the Amended and Restated Credit Agreement dated March 31, 2005; and
- The Equity Incentive Plan referred to under "Equity Incentive Plan" and "General Development of the Business".

Each of these material contracts is available for review on SEDAR at www.sedar.com.

NAMES OF EXPERTS AND INTEREST OF EXPERTS

Ernst & Young LLP, the Issuer's auditor, has been named as having prepared a certified statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Issuer during, or relating to the Issuer's fiscal year ended June 30, 2006. To the knowledge of the Issuer, neither Ernst & Young LLP nor its designated professionals hold any registered interest, directly or indirectly, in any securities or other property of the Issuer or any of its affiliates.

ADDITIONAL INFORMATION

Additional information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed fiscal year. Copies of such documents and any additional information related to the Issuer may be found on SEDAR at www.sedar.com. In the alternative, copies may be obtained from our Chief Financial Officer upon written request.

Additional information including directors' and officers' remuneration and indebtedness and the principal holders of the Issuer's securities and securities authorized for issuance under the Issuer's equity compensation plans, will be contained in the Issuer's Management Information Circular to be filed in connection with the annual meeting of shareholders of the Issuer to be held in respect of its 2006 fiscal year.

SCHEDULE "A"

STUDENT TRANSPORTATION OF AMERICA LTD.

AUDIT COMMITTEE CHARTER

Amended: September 21, 2006

The Audit Committee (the "**Committee**") of Student Transportation of America Ltd. (the "**Issuer**") is established in order to assist the board of directors of the Issuer in their oversight activities. The purpose of the Committee is to assist the board in its oversight and supervision of:

- the integrity of the Issuer's accounting and financial reporting practices and procedures,
- the adequacy of the Issuer's internal accounting controls and procedures,
- the quality and integrity of the Issuer's consolidated financial statements,
- compliance by the Issuer with legal and regulatory requirements, in regard to financial disclosure, that the Issuer is subject to;
- performance of the Issuer's Chief Financial Officer, including reviewing same for ultimate report by the Committee Chairman to the Issuer's Chief Executive Officer, in conjunction with the CEO's annual review of the Issuer's CFO; and
- the independence and performance of the Issuer's independent auditor.

Composition:

- The board of directors of the Issuer shall elect annually from among its members a committee to be known as the Audit Committee to be composed of not less than three directors, each of whom qualify as "independent directors" within the meaning of Multilateral Instrument 52-110 – Audit Committees, as amended from time to time (the "**Audit Committee Rule**"); and each of whom is "financially literate" (or will become so within a reasonable period of time following his or her appointment) within the meaning of the Audit Committee Rule.

Reports:

The Committee shall report to the board of directors of the Issuer on a regular basis and, in any event, before the public disclosure by the Issuer of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Issuer's consolidated financial statements, its compliance with legal or regulatory requirements, and the independence and performance of the Issuer's independent auditor.

Responsibilities:

Subject to the powers and duties of the board of directors of the Issuer, the board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the board of directors of the Issuer:

A. Financial Statements and Other Financial Information

The Committee shall:

(i) review the Issuer's consolidated annual audited financial statements and related documents prior to any public disclosure of such information;

(ii) review the Issuer's consolidated interim unaudited financial statements and related documents prior to any public disclosure of such information;

(iii) following a review with management and the independent auditor of such annual and interim consolidated financial statements and related documents, recommend to the board of directors of the Issuer the approval of such financial statements and related documents;

(iv) review with management and/or the independent auditor all critical policies and practices used as well as significant management estimates and judgements and any changes in accounting policies or financial reporting requirements that may affect the Issuer's consolidated financial statements;

(v) review with management and/or the independent auditor the treatment in the financial statements of any significant transactions and other potentially difficult matters;

(vi) review a summary provided by the Issuer's legal counsel of the status of any material pending or threatened litigation, claims and assessments respecting the Issuer and its subsidiaries;

(vii) review the other annual financial reporting documents as well as management's discussion and analysis and earnings press releases of the Issuer prior to any disclosure to the public; and

(viii) have the responsibility of reviewing, in advance, any communications between the Issuer and any applicable securities regulators or commissions.

B. Financial Reporting Control Systems

The Committee shall:

(i) report to the Board on a regular basis, prior to the public release by the Issuer of its quarterly and annual financial statements;

(ii) require management to implement and maintain appropriate internal controls, and use reasonable efforts to satisfy itself as to the adequacy of the Issuer's policies for the management of risk and the preservation of assets and the fulfillment of legislative and regulatory requirements;

(iii) annually, in consultation with management, the independent auditor and, if applicable, the officer or employee responsible for the internal audit function, review, evaluate and assess the adequacy and integrity of the Issuer's consolidated financial reporting processes and internal controls, and discuss significant financial risk, exposures and the steps management has taken to monitor, control and report such exposures;

(iv) if applicable, at a time when internal audit personnel are in place, meet separately with the such personnel responsible for the internal audit function to discuss any matters that the Committee or independent auditor believe should be discussed in private;

(v) submit to the board of directors of the Issuer, and the boards of directors of its subsidiaries, any recommendations that the Committee may have from time to time (through its own inquiries or those of advisors retained by the Committee) with respect to financial reporting, accounting procedures and policies and internal controls;

(vi) review reports from senior officers of the Issuer and its subsidiaries outlining any significant changes in financial risks facing the Issuer;

(vii) review the management letter of the independent auditor and the responses to suggestions made;

(viii) review any new appointments to senior positions of the Issuer and its subsidiaries with financial reporting responsibilities;

(ix) satisfy itself that adequate procedures are in place for the review of the Issuer's disclosure of the Issuer's financial information extracted or derived from the Issuer's consolidated financial statements (other than the financial statements, management's discussion and analysis and earnings press releases) and periodically assess the adequacy of those procedures;

(x) establish a written policy regarding procedures for:

(a) receipt, retention and treatment of complaints received by the Issuer or its subsidiaries regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Issuer or its subsidiaries of concerns regarding questionable accounting or auditing matters;

(xi) establish, or review and approve the Issuer's (and its respective subsidiaries') hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Issuer; and

(xii) obtain assurance from the independent auditor regarding the overall control environment and the adequacy of accounting system controls.

C. Independent Auditor

The Committee shall:

(i) Obtain confirmation from the independent auditor that it will be accountable to, and report directly to, the Audit Committee of the Board;

(ii) review the audit plan with the independent auditor;

(iii) review regularly the performance, qualifications and independence of the independent auditor, as well as the competence and responsiveness of the individual partners assigned to the Issuer's account;

(iv) discuss in private with the independent auditor matters affecting the conduct of its audit and other corporate matters;

(v) recommend to the board of directors of the Issuer each year the retention or replacement of the independent auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer and the remuneration of the independent auditor;

(vi) if there is a plan to change the independent auditor, review all issues related to the change and the steps planned for an orderly transition;

(vii) annually review and recommend for approval to the shareholders the terms of engagement and the remuneration of the independent auditor;

(viii) oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Issuer, including the resolution of disagreements between management and the independent auditor regarding financial reporting;

(ix) discuss with the Issuer's independent auditor the quality and not just the acceptability of the Issuer's accounting principles;

(x) meet with the Issuer's independent auditor on a regular basis in the absence of management; and

(xi) relay its expectations to the Issuer's independent auditor from time to time including its expectation that (i) any disagreements of a material nature with management be brought to the attention of the Committee, (ii) the independent auditor is accountable to the Committee and the board, each as representatives of the shareholders and must report directly to the Committee, (iii) any irregularities in the financial information be reported to the Committee, (iv) the independent auditor explains the process undertaken by it in auditing or reviewing the Issuer's financial disclosure, (v) the independent auditor discloses to the Committee any significant changes to accounting policies or treatment of the Issuer, (vi) the independent auditor discloses to the Committee any reservations it may have about the financial statements or its access to materials and/or persons in reviewing or auditing such statements, and (vii) the independent auditor discloses any conflict of interest that may arise in its engagement.

Structure:

- The Committee shall appoint one of its members to act as Chairman of the Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the "**Secretary**"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chairman.
- The Committee will meet as many times as is necessary to carry out its responsibilities but in no event will the Committee meet less than quarterly each year. Meetings will be at the call of the Chairman. Notwithstanding the foregoing, the independent auditor of the Issuer or any member of the Committee may call a meeting of the Committee on not less than 48 hours' notice unless so warranted.
- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.
- Any member of the Committee may be removed or replaced at any time by the board of directors of the Issuer and shall cease to be a member of the Committee as soon as such member ceases to be a director. Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.
- The independent auditor of the Issuer shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Issuer, to attend and be heard thereat.
- The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, or otherwise determined by resolution of the board of directors.
- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the board of directors may from time to time determine.

Chairman of the Committee:

The chairman of the Committee (the "**Chairman**") is responsible for the effective functioning of the Committee.

The Chairman of the Committee shall:

- Establish procedures to govern the Committee's work and ensure the Committee's full discharge of its duties, including:
  - Collaborating with the Lead Director of the board of directors, the CEO, the CFO and other members of management, where appropriate, to develop the agenda for Committee meetings;
  - Obtaining appropriate information from management to enable the Committee to exercise its duties;
  - Ensuring that all items requiring Committee approval or Committee recommendations to the board of directors are appropriately tabled;
  - Ensuring proper flow of information to the Committee and reviewing adequacy and timing of required documentary materials;
  - Ensuring that external advisors retained or to be retained by the Committee are appropriately qualified and independent;
  - Ensuring that the Committee has access to such members of senior management as may be required;
  - Ensuring an open and frank relationship between the Committee and the internal and external auditors; and
  - Supporting the independence of the external auditor from management;
- Discuss as necessary with the Chair of the Compensation, Nominating and Corporate Governance Committee the skills, experience and talents required for the Committee on an ongoing basis;
- Chair every meeting of the Committee and encourage a free and open discussion at the meetings;
- Report to the board of directors on behalf of the Committee;
- Attend every meeting of securityholders and respond to such questions from securityholders as may be put the Chair of the Audit Committee; and
- Carry out other duties as requested by the Board, depending on need and circumstances.

<u>**Non-Audit Services of Independent Auditor**</u>:

The Committee shall review at least annually the non-audit services provided by the Issuer's independent auditor for the purposes of getting assurance that the performance of such services will not compromise the independence of the independent auditor; and pre-approve all non-audit services to be provided to the Issuer or its subsidiary entities by its independent auditor or the independent auditor of its subsidiary entities, provided that the Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of this requirement. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

The Committee may satisfy the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved could reasonably be expected to constitute no more than five per cent of the total amount of fees paid by the Issuer and its subsidiary entities to the Issuer's independent auditor during the fiscal year in which the services are provided; (b) the services were not recognized by the Issuer or the subsidiary entity of the Issuer at the time of the engagement to be non-audit services; and (c) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Independent Advice:

In discharging its mandate the Committee shall have the authority to retain and receive advice from special legal, accounting or other advisors at the expense of the Issuer, as required to fulfill its duties, and to set and pay the compensation for any such advisors.

Annual Evaluation:

At least annually, the Committee shall, in a manner it determines to be appropriate:

- Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with its terms of reference.
- Review and assess the adequacy of its terms of reference and recommend to the board of directors of the Issuer any improvements to its terms of reference that the Committee determines to be appropriate.

Limitation:

Nothing in this charter is intended to or shall have the effect of limiting or impairing the independent decision making authority or responsibility of any board of directors/managers of a subsidiary of the Issuer mandated by applicable law.

Limitation on Committee's Duties

Except as otherwise required by applicable laws including the Audit Committee Rules, in contributing to the Committee's discharge of its duties under this charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Issuer are subject.

Except as otherwise required by applicable laws including the Audit Committee Rules, it is not the duty of the Committee to prepare financial statements or ensure their accuracy or absence of errors and omissions, to plan or conduct audits, to determine that the financial statements are complete and accurate and in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Issuer's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this charter is intended to make the Committee liable for any non-compliance by the Issuer with applicable laws or regulations.

The Committee is a committee of the board of directors and is not and shall not be deemed to be an agent of the Issuer's securityholders or creditors for any purpose whatsoever. The board of directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Issuer or to any other liability whatsoever.

Except as otherwise required by applicable laws including the Audit Committee Rules, members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Issuer by the external auditor, (iv) financial statements of the Issuer represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Issuer in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Definitions:

"**financially literate**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer's financial statements.

"**independent director**" means a director who has no direct or indirect material relationship with the Issuer.[1]

"**material relationship**" means a relationship which could, in the view of the board of directors of the Issuer, be reasonably expected to interfere with the exercise of a member's independent judgement. Without limiting the generality of the foregoing, the following individuals are considered to have a material relationship with the Issuer:[2]

(a) an individual who is, or has been within the last three years, an employee or executive officer[3] of the Issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Issuer;

(c) an individual who:

(i) is a partner[4] of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the Issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the Issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

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[1] For the purpose of the definitions of "independent director" and "material relationship" in this section, "Issuer" includes a subsidiary entity of the Issuer and a parent of the Issuer, as applicable.

[2] An individual will not be considered to have a material relationship with the Issuer solely because he or she had a relationship identified in this definition if that relationship ended before March 30, 2004 (or before June 30, 2005 where the relationship existed with respect to a subsidiary or parent of the Issuer). An individual will not be considered to have a material relationship with the Issuer solely because the individual or his or her immediate family member has previously acted as an interim chief executive officer of the Issuer or acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Issuer on a part-time basis.

[3] An "executive officer" includes any individual who performs a policy-making function in respect of the entity.

[4] A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Issuer received, more than $75,000 in direct compensation[5] from the Issuer during any 12 month period within the last three years.[6]

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[5] Direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the Issuer; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

[6] An individual who: (a) has a relationship with the Issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Issuer or any subsidiary entity of the Issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the Issuer or any of its subsidiary entities, is considered to have a material relationship with the Issuer. The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Issuer or any subsidiary entity of the Issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Issuer if the compensation is not contingent in any way on continued service.

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC

CODE OF CONDUCT

The following code of conduct was adopted by the boards of directors of Student Transportation of America Ltd. and Student Transportation of America ULC (collectively, the "**Issuer**") on September 21, 2006.

This Code of Conduct ("Code") covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic ethical principles to guide all directors, officers and employees of the Issuer and of Student Transportation of America Holdings, Inc. ("**STA Holdings**" or "**STA**") and their subsidiaries (collectively, "**STA Personnel**"). All STA Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behaviour.

If a law conflicts with a policy in this Code, STA Personnel must comply with the law. If a local custom or policy conflicts with this Code, STA Personnel must comply with this Code. If you have any questions about these conflicts, you should ask a senior officer of STA Holdings how to handle the situation.

The board of directors of STA Holdings is responsible for administering this Code and the legal counsel of STA is the contact person for questions regarding the Code. A question can be put regarding this Code to STA's legal counsel by contacting National Hotline Services ("NHS") at the following toll-free number: **1-800-826-6762.** NHS will forward the question to legal counsel.

STA Personnel who violate the standards in this Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Issuer or its subsidiaries (collectively, the "STA Entities"). If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under "Compliance Procedures".

THE CODE

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the STA Entities' ethical standards are built and is critical to our reputation and continued success. All STA Personnel must respect and obey the laws of the various jurisdictions in which the STA Entities operate and avoid even the appearance of impropriety. Although not all STA Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from executive officers or other appropriate personnel. The legal counsel of STA Holdings is available to assist STA Personnel in determining applicable legal requirements and to seek advice where appropriate.

Conflicts of Interest

A "conflict of interest" exists in regard to this Code when a person's private interests interfere in any way with the legitimate interests of the STA Entities. A conflict of interest can arise when STA Personnel take actions or have interests that may make it difficult for them to perform their work for an STA Entity objectively and effectively. Conflicts of interest also may arise when STA Personnel or members of their families receive improper personal benefits as a result of their positions with an STA Entity.

Conflicts of interest are to be eliminated or avoided as a matter of policy, except as may be approved (after full and appropriate disclosure) by the board of directors of the Issuer. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any STA Personnel who become aware of a conflict or potential conflict should bring it to the attention of a supervisor or department head and consult the procedures described below under "Compliance Procedures".

Corporate Opportunities

STA Personnel are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or positions, without the consent of the board of directors, and from using corporate property, information or positions for improper personal gain. No STA Personnel may compete with any of the STA Entities directly or indirectly. STA Personnel owe a duty to each STA Entity to advance its legitimate interests when the opportunity to do so arises.

Protection and Proper Use of STA Entity Assets

All STA Personnel should endeavor to protect STA Entity assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the profitability of the STA Entities. Any suspected incident of fraud or theft should be reported immediately to your supervisor or department head for investigation.

The obligation of STA Personnel to protect the assets of the STA Entities includes the STA Entities' proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to competitors of any of the STA Entities. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks and copyrights), business, marketing and service plans, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate STA Entity policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after STA Personnel cease to have a relationship with the STA Entities. STA Entity assets may never be used for illegal purposes.

Competition and Fair Dealing

The STA Entities seek to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner's consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. STA Personnel should respect the rights of, and deal fairly with, the STA Entities' competitors, persons with whom the STA Entities have a business relationship, securityholders and employees. No STA Personnel should take advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any other intentional unfair-dealing practice. Nor should any STA Personnel act in a manner that may be anti-competitive under anti-trust laws. Each of the CEO or CFO of STA Holdings, is available to assist STA Personnel in determining whether it is appropriate to seek the advice of legal counsel on the matter.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies compromise, or appear to compromise, an STA Entity's ability to make fair and objective business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any STA Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff and does not violate any laws. Strict rules apply when an STA Entity does business with governmental agencies and officials (as discussed in more detail below). STA Personnel should discuss with their supervisor or department head any gifts or proposed gifts about which they have any questions.

Payments to Government Personnel

All STA Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials. Government agencies generally have laws regarding business gifts that may be accepted by their personnel. The

promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of such laws would not only violate the STA Entities' policies but could also be a criminal offence. Illegal payments should not be made to government officials of any country. The legal counsel of STA Holdings can provide guidance to STA Personnel in this area.

Lobbying

Any contact with government personnel for the purpose of influencing legislation or rule making, including such activity in connection with marketing or procurement matters, is considered lobbying. STA Personnel are responsible for knowing and adhering to all relevant lobbying laws and associated gift laws, if applicable, and for compliance with all reporting requirements. STA Personnel must obtain the prior approval of the CEO or CFO of STA Holdings to lobby or authorize anyone else (for example, a consultant or agent) to lobby on behalf of the STA entities, except when lobbying only involves normal marketing activities and not influencing legislation or rule making.

Discrimination and Harassment

The diversity of STA Personnel is a tremendous asset. The STA Entities are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any abuses through discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome (or indiscreet) sexual advances. Violence and threatening behavior are not permitted. STA Personnel are encouraged to speak with the legal counsel of STA Holdings, when a co-worker's conduct makes them uncomfortable and to report harassment when it occurs.

Health and Safety

The STA Entities strive to provide all STA Personnel with a safe and healthy work environment. All STA Personnel have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Being under the influence, or being in possession, of illegal drugs in the workplace will not be tolerated. STA Personnel should report to work in condition to perform their duties free from the influence of illegal drugs or alcohol. It cannot be stressed enough that STA Personnel are in a position of trust in regard to its clients.

Accuracy of Records and Reporting

The STA Entities require honest and accurate recording and reporting of information to make responsible business decisions. Each STA Entity's accounting records are relied upon to produce reports for management, directors, securityholders, governmental agencies and persons with whom the applicable STA Entity does business. All of each STA Entity's financial statements and the books, records and accounts on which they are based must appropriately reflect such STA Entity's activities and conform to applicable legal, accounting and auditing requirements and to the STA Entity's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless required by applicable law or regulation.

All STA Personnel have a responsibility, within the scope of their positions, to ensure that each STA Entity's accounting records do not contain any false or intentionally misleading entries. The STA Entities do not permit intentional misclassification of transactions as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

All STA Personnel should also read the Issuer's Audit Committee "Whistleblower" Policy, which can be found on STA's website.

Many STA Personnel use business expense accounts. Expense reports for these accounts must be prepared in accordance with STA company policies and be documented and recorded accurately. If STA Personnel are not sure whether a certain expense is legitimate, a supervisor or department head can provide advice.

Business records and communications often become public through legal or regulatory proceedings or the media. STA Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that

can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos and formal reports.

Use of E-Mail and Internet Services

E-mail and internet services are provided to assist STA Personnel in carrying out their work only. STA Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, or jokes; unwelcome propositions; derogatory messages based on racial or ethnic characteristics; or any other message that could reasonably be viewed as harassment. Flooding the STA Entities' web-based system with junk mail and trivia hampers the ability of the system to handle legitimate business and is prohibited.

Messages (including voice-mail) and computer information sent, received or created by STA Personnel are considered property of the STA Entities and STA Personnel should realize that these messages and information are not "private". Unless prohibited by law, the STA Entities reserve the right to access and disclose those messages and information as necessary for business purposes. STA Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

Confidentiality

While material information concerning the Issuer must generally be disclosed to the public promptly, there are a number of situations in which immediate release of information would be unduly detrimental to the interests of the Issuer. Accordingly, the following guidelines should be followed by all directors, officers and employees of the Issuer and STA Holdings and subsidiaries to prevent inadvertent disclosure of confidential information:

1. Access to confidential information should be limited to only those who need to know the information. Documents containing confidential information should be maintained in a secure location and confidential information in electronic form should be protected by a password.

2. Before a meeting with other parties at which undisclosed material information may be imparted, the other parties should be told that they must not divulge that information to anyone else, other than in the necessary course of business, and that they may not trade in the Issuer's securities until the information has been generally disclosed. In most such circumstances, a confidentiality agreement should be entered into before disclosure of any material non-public information at such meeting. Any directors, officers or employees planning to attend such a meeting should confer with the Chief Executive Officer of STA Holdings in advance to confirm whether a confidentiality agreement is required.

3. The Chief Executive Officer of STA Holdings shall act as the Issuer's designated spokesperson and shall be responsible for speaking on behalf of the Issuer to the news media, analysts, institutional investors and others who make or influence investments. Any other director, officer or employee who is specifically and expressly authorized to speak to the media, analysts, institutional investors and others who make or influence investments should be briefed in advance to review what information is material and what part of it has not been disclosed. With respect to enquiries in connection with market rumours, any person other than the Issuer's designated spokesperson should consistently limit himself or herself to referring the questions to that designated spokesperson. Designated spokespersons should be prepared to deflect questions relating to confidential information. After an interview, press conference, discussion with an analyst or visit to the Issuer's premises by an analyst, if practicable, a debriefing should be conducted to review what was actually said and a record of what was said should be kept. If the debriefing uncovers selective disclosure of previously undisclosed material information, the Issuer must promptly disclose the information generally.

4. All employees who are or may be aware of confidential information (including clerical staff) must be explicitly warned to keep it confidential. Employees should be reminded from time to time not to disclose confidential information to anyone, except in the necessary course of business, and after appropriate measures have been taken to protect the confidentiality of such information. Employees are not to discuss confidential information in situations where they may be overheard and not to participate in discussions regarding decisions by others about investments in the Issuer (for example, through discussions in an investment club).

5. As a part of the Issuer's day-to-day operations it will, where appropriate, routinely disclose material non-public information to professional advisors such as external legal counsel and auditors. Employees should be aware that such outside parties privy to undisclosed material information concerning the Issuer will be apprised by STA officials that they must not divulge such information to anyone else, other than in the necessary course of business, and that they may not trade in the Issuer's securities until the information has been publicly disclosed and public investors have been given a reasonable amount of time to analyze the information.

6. In order to prevent the misuse or inadvertent disclosure of material information, the procedures set forth below should be observed at all times:

- Documents and files containing confidential information should be kept in a safe place to which access is restricted to individuals who "need to know" that information in the necessary course of business. Code names should be used if necessary.
- Confidential matters should not be discussed in public places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes, taxis or the subway.
- Confidential documents should not be read or displayed or left unattended in public places in a manner that others also might read them and should not be discarded where others can retrieve them.
- Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.
- Persons from outside the Issuer should not be allowed to use or be in an area (such as an office) unattended where documents containing confidential information might be read by them.
- Persons from outside the Issuer should not be told whether a "trading blackout" has been designated under the Insider Trading Policy.
- Access to confidential electronic data should be restricted through the use of passwords.

7. While judgement and care should be exercised at all times, the individual responsible for a particularly sensitive matter should consider whether other steps would be appropriate to minimize the risk of the confidentiality of information being compromised. Those steps might include:

- Restricting access to the information within the Issuer.
- Marking all envelopes or packages containing sensitive materials as confidential and for opening by the addressee only.
- Storing sensitive information on computers in a manner that limits the risk that unauthorized operators might gain access.
- Logging-off computers when away from the terminal for any substantial period.
- Not leaving laptops unattended in airports or other public places.
- Omitting names of parties and other identifying information from preliminary drafts of documents for sensitive matters.
- Destroying all confidential waste paper by shredding.

A "material change" in the affairs of the Issuer means a change in the business, operations or capital of the Issuer that could reasonably be expected to have a significant effect on the market price or value of any of the securities of the Issuer. A "material change" includes a decision to make such a change by the board of directors or by senior management of the Issuer who believe that board confirmation is probable. A "material fact" means a fact

that would reasonably be expected to have a significant effect on the market price or value of the Issuer's securities. Material facts and material changes are collectively referred to in this policy as "material information".

WAIVERS OF THE CODE

Any waiver of this Code for directors or executive officers may be made only by the directors of the Issuer (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation. Any questions, and all requests for exceptions from this policy, should be made to the legal counsel of STA, who will refer it to the Board, or its designee, to determine whether or not it is appropriate to vary the policy in such circumstances.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Each of the STA Entities has a strong commitment to the conduct of its business in a lawful and ethical manner. STA Personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the STA Entities not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All STA Personnel are expected to cooperate in internal investigations of misconduct.

COMPLIANCE PROCEDURES

All STA Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the STA Entities have a way to approach a new question or problem. These are the steps to keep in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.
- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgement and common sense - if something seems like it might possibly be unethical or improper, it probably is.
- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
- Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your manager's responsibility to help solve problems.
- Seek help from company resources. In the rare case where it may not be appropriate to discuss an issue with your manager, or where you do not feel comfortable approaching your manager with your question, discuss it locally with your manager's superior. If that is not appropriate for any reason, contact legal counsel of STA through the toll-free NHS hotline service on page one of this Code. NHS will promptly forward the matter to legal counsel, who will look into the matter.
- You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The STA Entities do not permit retaliation of any kind against employees for good faith reports of ethical violations.
- Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

All STA Personnel should also read, and abide by, the Issuer's Disclosure Policy, Audit Committee "Whistleblower" Policy and Insider Trading Policy, each of which can be found on STA's website.

ACKNOWLEDGEMENT FORM

I acknowledge that I have received and read the Code of Conduct of Student Transportation of America Ltd. and Student Transportation of America ULC (the "Code") and understand my obligations to comply with the principles and policies outlined in the Code and with related policies and guidelines of the STA Entities.

Name (printed): ....

Position: ....

Signature: ....

Date: ....

This signed and completed form should be returned to STA Corporate Office, Wall, N.J., attention Chief Executive Officer, within 30 days of receiving a copy of the Code.

STUDENT TRANSPORTATION OF AMERICA, INC.
THIRD AMENDMENT
TO AMENDED AND RESTATED CREDIT AGREEMENT

This Third Amendment to Amended and Restated Credit Agreement (herein, the *"Amendment"*) is entered into as of December 19, 2005 among Student Transportation of America, Inc. (the *"Borrower"*), Student Transportation of Canada Inc. (the *"Canadian Borrower"*) the Guarantors party hereto, the Lenders party hereto and Harris N.A., as Administrative Agent.

PRELIMINARY STATEMENTS

A. The Borrower, Canadian Borrower, Guarantors and the Lenders entered into a certain Amended and Restated Credit Agreement, dated as of July 29, 2005 (as amended, the *"Credit Agreement"*). All capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

B. The Borrower has requested that the Lenders amend the definition of Available Cash and the Lenders are willing to do so under the terms and conditions set forth in this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. AMENDMENTS.

Subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement shall be and hereby is amended as follows:

1.1. The defined term *"Available Cash"* contained in Section 5.1 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:"

> *"Available Cash"* means, with respect to STA Holdings for any fiscal month (a) EBITDA for the twelve fiscal months then ended, less (b) the sum of (i) Cash Interest Expense (other than interest paid on the Subordinated Notes during such period), (ii) principal payments (if any) required or made with respect to Indebtedness for Borrowed Money of STA Holdings and its Subsidiaries, (iii) Capital Expenditures made in cash, (iv) cash taxes paid or payable during such period, (v) Non-Recurring Expenses, in each case for the twelve fiscal months then ended and (vi) Dividends paid during such period pursuant to Section 8.12(ii), (iii) and (iv) hereof; *provided* that for each fiscal month ending on or before January 1, 2006, Available Cash (A) shall be calculated

assuming Capital Expenditures of $0 and (B) shall not exceed $1,500,000.

SECTION 2. WAIVER.

The Borrower has advised the Lenders that it has made Distributions during each of the months of November 2005 and December 2005 of approximately $1,326,000. The Borrower hereby requests the Lenders waive any Event of Default under Section 8.12 of the Credit Agreement that may have occurred as a result of making such Distributions. The Lenders hereby waive any such Event of Default.

SECTION 3. CONDITIONS PRECEDENT.

This Amendment shall become effective as of December 19, 2005 upon receipt by the Administrative Agent of counterparts hereof executed by the Borrower, Canadian Borrower, Guarantors and the Required Lenders.

SECTION 4. REPRESENTATIONS.

In order to induce the Lenders to execute and deliver this Amendment, the Borrower hereby represents to the Lenders that after giving effect to this Amendment as of the date hereof the representations and warranties set forth in Section 6 of the Credit Agreement are and shall be and remain true and correct and the Borrower is in compliance with the terms and conditions of the Credit Agreement and no Default or Event of Default has occurred and is continuing under the Credit Agreement or shall result after giving effect to this Amendment. The Borrower further represents and warrants to the Lenders that the execution and delivery of this Amendment has been duly authorized by all requisite corporate action on the part of the Borrower and that this Amendment has been duly executed and delivered by the Borrower.

Upon the effectiveness of this Amendment, STA Holdings and the Borrower shall cause the Parent to disclose the substance of this Amendment in a note to its financial statements for the fiscal quarter ending December 31, 2005.

SECTION 5. MISCELLANEOUS.

5.1. The Borrower, Canadian Borrower and Guarantors have heretofore executed and delivered to the Administrative Agent, the Collateral Documents. The Borrower, Canadian Borrower and Guarantors hereby acknowledge and agree that the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby; and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, Canadian Borrower and Guarantors thereunder, and the Liens created and provided for thereunder remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.

5.2. Except as specifically amended or waived herein, the Credit Agreement shall continue in full force and effect in accordance with its original terms. Reference to this specific Amendment need not be made in the Credit Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

5.3. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

5.4. This Amendment may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, all of which taken together shall constitute one and the same agreement. Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original. This Amendment shall be governed by the internal laws of the State of Illinois.

[SIGNATURE PAGE TO FOLLOW]

This Third Amendment to Credit Agreement is entered into as the date and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC., as Borrower and Guarantor

By [signature]
Name
Title CFO

STUDENT TRANSPORTATION OF CANADA INC., as Canadian Borrower

By [signature]
Name
Title CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION, L.C., as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
BET-CHA TRANSIT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOL BUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor

By [signature]
Name Patrick J. Walker
Title CFO

HARRIS N.A., in its individual capacity as a U.S. Lender, as L/C Issuer and as Administrative Agent

By [signature]
Name **Craig S. Munro**
Title **Managing Director**

GENERAL ELECTRIC CAPITAL CORPORATION,
as a U.S. Lender

By [signature]
Name ERIN L. MURPHY
Title Duly Authorized Signatory

MERRILL LYNCH CAPITAL, a division of Merrill Lynch Business Financial Services, Inc., as a U.S. Lender

By ______________________________
Name Brent Krambeck
Title Assistant Vice President

CIBC INC., as a U.S. Lender

By ____________________
Name: Dominic J. Sorresso
Title: Executive Director

CIBC World Markets Corp.
Authorized Signatory

BANK OF MONTREAL, as a Canadian Lender
and Canadian L/C Issuer

By [signature]

Name
Title

Ben Ciallella
Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as
a Canadian Lender

By ______________________
Name Chint Kulkarni
Title Director

By ______________________
Name PETER A. MASTROMARINI
Title EXECUTIVE DIRECTOR

GE CANADA FINANCE HOLDING COMPANY,
as a Canadian Lender

By ______________________
Name Jack F. Manuse
Title Senior Vice President

MERRILL LYNCH CAPITAL CANADA, INC., as a Canadian Lender

By ____________________

Name Brent Krambeck

Title Assistant Vice President

Student Transportation of America®

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2007

September 28, 2007

Student Transportation of America®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Wednesday, the 14th day of November, 2007, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2007, together with the report of the auditors thereon;
2. **TO ELECT** members of the board of directors of the Issuer;
3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and
4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 28th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

STUDENT TRANSPORTATION OF AMERICA LTD.

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation of proxies by or on behalf of management of Student Transportation of America Ltd. (the "**Issuer**") for use at the annual meeting (the "**Meeting**") of shareholders (the "**Shareholders**") of the Issuer to be held on the 14th day of November, 2007 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario commencing at 2:00 p.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this information circular.

The information contained herein is given as at the 28th day of September, 2007, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this information circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. **A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer.**

Computershare Trust Company of Canada (the "**Agent**") holds the Common Shares represented by income participating securities ("**IPSs**") in trust for the benefit of holders of IPSs ("**IPS Holders**") and has the right to vote such Common Shares at the Meeting. The Agent is required to submit proxies (as a Shareholder) for voting rights attached to such Common Shares in accordance with the instructions provided by IPS Holders. Upon submission by an IPS Holder (or its designee) whose name appears on a list of beneficial IPS Holders prepared in connection with the Meeting, of identification satisfactory to the Agent's representative, an IPS Holder may require the Agent to sign and deliver to such holder (or its designee) a proxy to exercise personally the voting rights attaching to Common Shares underlying such IPS Holder's IPSs, if such holder either (i) has not previously given the Agent voting instructions in respect of the Meeting or (ii) submits to such representative's written revocation of any such previous instructions. At the Meeting, the IPS Holder (or its designee) exercising voting rights under a proxy granted by the Agent, has the right to speak at the Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the Meeting in respect of any matter, question, proposal or proposition, and to vote at the Meeting by way of a show of hands in respect of any matter, question, proposal or proposition. Together with this information circular, IPS Holders will also be sent an instruction form addressed to the Agent which may be completed and returned to the Agent setting out the IPS Holder's voting instructions.

To be valid, proxies or instructions to the Agent must be deposited at the offices of the Agent, 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on November 12, 2007, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies or instructions to the Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy or instructions are to be used, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Instructions provided to the Agent by an IPS Holder must be in writing and completed and signed by the IPS Holder or his or her attorney authorized in writing or, if the IPS Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law. An IPS Holder that has given instructions to the Agent with respect to the voting of the Common Shares underlying its IPSs may revoke the instructions: (a) by completing and signing instructions bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the IPS Holder or by his or her attorney authorized in writing: (i) at the registered office of the Agent at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the instructions are to be relied on, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. The Agent will vote Common Shares underlying IPSs in respect of which they are instructed, on any ballot that may be called for, in accordance with the instructions of the IPS Holder. **In the absence of such specification, such Common Shares will be voted: (a) FOR the election of the seven nominees to the board of directors listed under the heading "Matters to be Considered at the Meeting - Election of Directors" and (b) FOR the appointment of Ernst & Young LLP as auditors of the Issuer and the fixing of the remuneration of the auditors.**

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing this information circular, the directors of the Issuer (the "**Directors**") know of no such amendments, variations or other matters.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares or IPSs otherwise than in their own names. A non-registered securityholder of the Issuer (a "**Beneficial Holder**") who beneficially owns Common Shares or IPSs, but such Common Shares or IPSs are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant), should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares or IPSs can be recognized and acted upon at the Meeting.

Common Shares or IPSs that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of The Canadian Depository for Securities Limited ("**CDS**") or its nominee and not in the Beneficial Holder's own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the voting instruction forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 31,688,163 Common Shares outstanding (including Common Shares which form part of IPSs). All of the outstanding Common Shares underlying IPSs are registered in the name of the Agent and are held by the Agent in trust for the IPS Holders.

At the Meeting, each Shareholder of record at the close of business on September 27, 2007, the record date established for the notice of the meeting (the "**Record Date**"), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

To the knowledge of the Directors, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares other than: (i) the Caisse de Dépôt et Placement du Québec, which holds 2,000,000 IPSs and 5,609,116 Common Shares (which latter figure includes 2,000,000 Common Shares which form part of IPSs), representing approximately 17.5% and 17.7% of the total IPSs and Common Shares outstanding, respectively; and (ii) Sentry Select Capital Corp. ("**Sentry Select**"), whose managed client accounts hold, in the aggregate, 3,944,016 Common Shares, representing approximately 12.4% of the total Common Shares outstanding. Sentry Select acts as an investment manager on behalf of its mutual funds or other managed client accounts, and does not have any beneficial ownership of the Common Shares.

MATTERS TO BE CONSIDERED AT THE MEETING

1. Election of Directors

The number of directors to be elected at the Meeting has been fixed at seven. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed. Each director will also serve on the board of directors of Student Transportation of America ULC ("**STA ULC**"), which is an indirect subsidiary of the Issuer.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as directors. Biographies for the directors, which include a summary of each director's principal occupation and employment within the five preceding years, are set out at pages 56 to 58 of the Issuer's annual information form dated September 28, 2007 (the "**AIF**"). The AIF can be found under the Issuer's profile at www.sedar.com. Upon request, the Issuer will provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Place of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over Common Shares (1)	Ownership or Control Over STA Holdings' Class B Shares (6)	DSU Units elected in lieu of Board Fees under DSU Plan of the Issuer (9)
Victor Wells (3)(5)(7) Ontario, Canada	Corporate Director	September 2006	1,000	--	210
George Rossi (3)(5) Quebec, Canada	Corporate Director	October 2004	50,100	--	--
David Scopelliti (3)(5) Connecticut, United States	Principal - GarMark Partners	October 2004	1,850(10)	--	105
Irving Gerstein (2)(3)(5) Ontario, Canada	Corporate Director	October 2004	28,390	--	--
Kenneth Needler (2)(6) Ontario, Canada	Corporate Director	September 2004	--	5,000	--
Denis Gallagher (4)(6) New Jersey, United States	Chief Executive Officer of the Issuer	September 2004	18,370	288,287	--
Robert Reilly(2)(5)(8) Illinois, United States	Chairman of Reilly Partners	May 2007	1,500(8)	--	1,048

Notes:

1. The information as to Common Shares beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been furnished by the respective nominees individually.
2. Member of Compensation, Nominating and Corporate Governance Committee ("**CNCG Committee**") of the Issuer.
3. Members of the Audit Committee of the Issuer, STA ULC and Student Transportation of America Holdings, Inc. ("**STA Holdings**" or the "**Company**").
4. Chairman of the board of directors of the Issuer.
5. Independent director.
6. Messrs. Needler and Gallagher beneficially own 5,000 and 288,287, respectively, of the issued Class B Series Two common shares of STA Holdings, representing 1.0% and 60.5%, respectively, of the outstanding Class B, Series Two common shares of STA Holdings.
7. Mr. Wells was the Chief Financial Officer of Anvil Range Mining Corporation when that company filed for protection under the Companies' Creditors Arrangement Act in 1998. After the filing, Mr. Wells was retained as a consultant to assist that company's appointed receiver.
8. Robert E. Reilly beneficially owns 1,500 IPSs of the Issuer. Mr. Reilly is the Chairman and founding partner of Reilly Partners Inc., an executive search firm. Prior to starting Reilly Partners Inc. in January 2005, Mr Reilly was the President and a director of the fifth-largest executive search firm in the U.S. In this capacity, Mr. Reilly has successfully completed Board of Directors, CEO, COO, CFO, and President searches for prominent clients in a variety of industries. Prior to that, Mr. Reilly served as a Senior Vice President, strategic group of LaSalle Partners (now Jones Lang LaSalle) where he was instrumental in the establishment of LaSalle's European and West Coast headquarters in London and Los Angeles, respectively. Mr. Reilly serves as Chairman of the University of Notre Dame's Mendoza College Graduate School of Business John Cardinal O'Hara Society. He received both his undergraduate degree and MBA from the University of Notre Dame. He is also a graduate of the Human Resources Executive Program at Stanford University's Graduate School of Business.
9. As of September 28, 2007, Messrs. Wells, Scopelliti and Reilly were issued the above-noted DSU Units of the Issuer noted in this column, in lieu of the aggregate receipt by them of $10,400 of Board fees.
10. David Scopelliti beneficially owns 1,850 IPSs of the Issuer.

On February 9, 2007, the board of directors of the Issuer adopted a policy, voluntary in nature, encouraging all the Issuer's directors to purchase and hold between three to five times their estimated gross annual directors' fees in securities of the Issuer, or in Notional Shares (as defined below) granted under the Issuer's Deferred Share Unit Plan, or DSU. The board's policy encourages accumulation of such holdings to take place during a phase-in period of three to five years after the implementation of the DSU.

2. Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP be appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Issuer since December 9, 2004. **The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint Ernst & Young LLP as auditors of the Issuer and authorize the directors to fix their remuneration.**

3. Financial Statements

The annual report, the financial statements of the Issuer for the fiscal year ended June 30, 2007 and the Auditors' Report thereon accompanying this information circular will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid during the 2007, 2006, and 2005 financial years to the individuals who were, during fiscal 2007, the Chief Executive Officer and Chief Financial Officer of the Issuer and the other most highly compensated executive officers of the Issuer or the Company (collectively, the "**Named Executive Officers**").

		Annual Compensation			Long Term Compensation	
Name and Principal Position	**Year**	**Salary (US$)**	**Bonus (US$)**	**Other Annual Compensation (US$)**	**Shares Subject to Resale Restrictions (US$)**	**All Other Compensation (US$)**
Denis Gallagher	2007	409,500	0	19,608[2]	985,644[6]	–
Chief Executive	2006	409,500	0	19,608	658,155	–
Officer	2005	390,750	175,000	19,608	–	–
Patrick Walker	2007	277,500	0	13,080[3]	255,100[6]	–
Chief Financial	2006	240,000	80,000	13,080	34,400	–
Officer	2005	198,333	75,000	13,080	–	–
David White [1]	2007	309,167[1]	0	32,751[4]	161,800[6]	43,235[7]
Chief Operating	2006	331,250	0	37,358	12,983	–
Officer	2005	75,000	0	2,250	–	–
Christopher Harwood	2007	186,468	0	15,838[5]	87,948[6]	–
Vice President,	2006	165,376	50,000	13,481	34,400[6]	–
Finance	2005	158,550	50,000	12,180	–	–

Notes:

1. Mr. White's employment with the Issuer ceased effective May 31, 2007. Fiscal 2007 salary covers the period from July 1, 2006 to May 31, 2007, inclusive.
2. Includes car allowance of US$9,000 and life insurance premiums of US$10,608.
3. Includes car allowance of US$7,800 and life insurance premiums of US$5,280.
4. Includes car allowance of US$9,000 and life insurance premiums of US$20,075.
5. Includes car allowance of US$10,558 and life insurance premiums of US$5,280. Mr. Harwood's salary and car allowance were paid in Canadian dollars. U.S. dollar figures for disclosure purposes were calculated on the basis of Cdn.$1.1328 per US$1.00.
6. Represents the estimated value of Class B Series Two common shares of STA Holdings as at the date granted to the Named Executive Officer in the fiscal year ended June 30, 2007 pursuant to the EIP ("**EIP Shares**"). During such period, 153,737, 40,000, 25,000 and 13,667 EIP Shares were issued to Messrs. Gallagher, Walker, White and Harwood, respectively. For a description of the EIP see "Report on Executive Compensation".
7. Includes payment of US$41,480 in severance payments and US$1,825 in life insurance premiums payable to the Named Executive Officer.

Deferred Share Unit Plan of the Issuer

In fiscal 2007, the board of directors of the Issuer established a Deferred Share Unit Plan ("**DSU**") for the non-management directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the Common Shares (the "**Notional Shares**") which is allocated to the participant's DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the common share component of the IPSs and be credited to the participant's DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only when a director no longer serves on the board of directors of the Issuer or upon a change in control (as defined in the DSU plan).

Prior to the fourth quarter of fiscal 2007, three of the Issuer's independent directors, Messrs. Reilly, Scopelliti and Wells, elected to receive all or a portion of their retainer fee and meeting fees in Notional Shares. Subsequent to the June 30, 2007 fiscal year-end of the Issuer, these three directors reiterated their percentage participation in the DSU such that their fees will be reduced to the extent of their DSU participation and they will continue, throughout the 2008 fiscal year, to receive Notional Shares in lieu of fees based on the proportion of their fees that they have elected to be deferred under the plan. See "Matters to be Considered at the Meeting – Election of Directors" above for further information about directors' equity participation in the Issuer and "Compensation of Directors" below for further information about directors' compensation.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth details of the Issuer's equity compensation plan as at the end of the Issuer's fiscal year ended June 30, 2007:

Equity Incentive Plan Information[1]

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	--	--	241,285 Class B – Series Two shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Notes:

1. The Equity Incentive Plan is a plan of STA Holdings.

Employment Agreements

Messrs. Gallagher, Walker, White and Harwood have each entered into employment agreements with the Company providing for, among other things, an annual base salary, bonus eligibility provisions and certain perquisites. Unless otherwise specified, each of these agreements remains in effect until terminated by either party pursuant to its terms.

The employment agreement with Mr. Gallagher is for a three year term commencing on July 1, 2005 and provides for a base salary of US$409,500 per annum in fiscal 2007. The employment agreement with Mr. Gallagher also provides for an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors. Pursuant to his employment agreement, 95,662, 153,737 and 83,737 Class B, Series Two common shares of STA Holdings were granted to Mr. Gallagher in fiscal 2006, 2007 and 2008, respectively, and further grants are scheduled during the 2009 fiscal year. Mr. Gallagher's agreement provides that he is entitled to severance payments payable over a 36 month period equal to three times his annual base salary in effect at the time and three times the amount of the average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is (i) by the Company without Cause as defined therein, (ii) on the expiration date of the agreement due to the Company's failure to renew or (iii) by Mr. Gallagher for "Good Reason" as defined therein. If any such termination occurs within 24 months after a "Sale of the Company", as defined therein, the agreement provides that the severance payment shall be paid in a lump sum instead of instalments. Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of the Company, which are applicable for a period of three years following termination of his employment for whatever reason, and which provide for cessation and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants.

The employment agreement with Mr. Walker provides for a base salary of US$285,000 per annum effective September 1, 2006, with a bonus structure tied to the performance of the Company and personal achievement goals that could amount to a maximum of 40% of his base salary. Mr. Walker's employment agreement provides that he will be entitled to receive an amount equal to 12 months' salary in the event of a termination of employment by the Company without cause, or upon: (i) a "Change in Control" of the Company as defined therein, (ii) the liquidation, consolidation or merger of the Company with another entity; or (iii) a sale of all or substantially all of the Company's assets.

Mr. White's employment with the Issuer ceased effective May 31, 2007 and all matters have been settled with Mr. White pursuant to a Separation Agreement effective that date.

Mr. Harwood's agreement with the Issuer provides for a base salary of Cdn$212,420 per annum effective September 1, 2006, and a discretionary bonus. In fiscal 2007, Mr. Harwood's total compensation consisted of Cdn$211,320 in base compensation. No bonus was paid or accrued to Mr. Harwood in fiscal 2007.

COMPOSITION OF THE COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

For the year ended June 30, 2007, the CNCG Committee of the Issuer consisted of directors of the Issuer, Mr. Gerstein (committee chairman) and Mr. Needler, who was appointed on December 8, 2005, as well as Robert Reilly (who was appointed as a director and CNCG Committee member on May 31, 2007 and who is also a director of STA Holdings). Charles Grace, who resigned as a member of the board of STA Holdings, was on the CNCG Committee until January 16, 2007. Mr. Needler resigned as Chief Operating Officer of STA Holdings on June 30, 2005.

As of August 16, 2007, a Compensation Committee of STA Holdings was formed by the board of STA Holdings with approval of the Board of the Issuer, consisting of two of the three directors of STA Holdings, Mr. Reilly (committee chairman) and Mr. Scopelliti. The Compensation Committee reports to and takes direction from the CNCG Committee and the overall board of the Issuer as to its activities.

REPORT ON EXECUTIVE COMPENSATION

Compensation Policy

The objectives of the Issuer and STA Holdings with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain highly qualified executives and to motivate key executives to contribute to the interests of the Issuer and the Company. These objectives are to be met by the two principal components of the executive compensation package: (a) an annual component comprising salary and performance bonus; and (b) a long term component based on the Equity Incentive Plan described below. The bonus programs of the Company are designed to assist in attracting, retaining and motivating key personnel by tying a significant portion of their incentive compensation directly to the achievement of key personal goals, as well as strategic, financial and operational objectives that are critical to the ongoing growth and profitability of the Company. These programs are intended to result in the Issuer exceeding its per-IPS distribution targets.

The overall compensation of the Chief Executive Officer and the Chief Financial Officer is based on the following factors and criteria: (a) comparison with compensation of senior officers of similar issuers; (b) performance of the Issuer and the Company; and (c) performance and contribution of the Chief Executive Officer, the Chief Financial Officer and other officers of the Company.

Bonuses are paid from time to time to certain senior officers and certain management personnel of the Company. Such bonuses were paid with reference to the following considerations: each officer's performance and contribution to the success of the part of the Company's business that the officer is responsible for, as well as the Company's overall performance. In some cases, employment agreements with such senior officers and management personnel provided for the payment of a bonus. The payment of bonuses allows the Issuer and the Company to provide an incentive tied to corporate goals and recognize as well the individual achievements of key personnel. None of the Named Executive Officers were paid a bonus in fiscal 2007.

On November 10, 2005, the board of directors of STA Holdings adopted an Equity Incentive Plan ("**EIP**"), which is intended to (a) align the interests of selected employees and officers of STA Holdings and its affiliates with those of the holders of IPSs and Common Shares, (b) optimize the profitability and growth of STA Holdings and its affiliates through incentives that are consistent with the Company's goals, (c) provide participants with an incentive for excellence in individual performance, and (d) promote teamwork among the Company's employees, officers and consultants. The Shareholders approved the EIP at the annual and special meeting of the Issuer on December 8, 2005.

Pursuant to the EIP, the board of directors of STA Holdings may at any time and from time to time ratify grants to employees of Class B, Series Two common shares of STA Holdings ("**EIP Shares**"), as recommended by the CEO of the Company and approved by the CNCG Committee. These grants of EIP Shares are subject to forfeiture and are non-transferable if the participant does not satisfy certain conditions included in the applicable award agreement (including non-competition provisions). The EIP also provides for the issuance to participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as "**Awards**"). No such Awards have been approved, proposed or made to date, other than the EIP awards described below.

Under the EIP, a maximum of 717,747 EIP Shares were made available to be issued in connection with grants of EIP Shares, provided that if any shares subject to an Award granted under the EIP are forfeited or such Award otherwise terminates without the delivery of such Shares, the Shares subject to such Award, to the extent of any such forfeiture or termination, shall be available for further grant under the EIP.

The Board and CNCG Committee of STA Holdings has, to date, approved aggregate awards of 569,025 EIP Shares to a total of 19 participants. In connection with these grants of shares, an aggregate 92,563 shares were withheld at the election of the Participants to satisfy tax withholdings on these grants. As such, 476,462 shares related to these grants remain outstanding as at September 12, 2007 (representing 1.5% of the issued common shares of STA Holdings). Further awards totalling 241,285 EIP Shares (representing 0.8% of the issued common shares of STA Holdings) are expected to occur during the 2008 fiscal year and 2009 fiscal year. The Company may seek Shareholder approval to exchange all EIP Shares to common shares of the Issuer at a future date.

During fiscal 2006, two outside compensation advisors were retained to assist the CNCG Committee in implementing steps necessary to determine certain compensation elements for the Company's officers. Those two advisors were Watson Wyatt & Company, and Sonnenschein Nath & Rosenthal LLP (the "**Advisors**"). The mandate for the Advisors was to: (i) assess the long-term incentive plan ("**LTIP**") proposed as part of the Issuer's initial public offering of IPSs in order to assess whether that plan had the attributes to sufficiently align the interests of key officers and employees with those of the Issuer and Shareholders of the Issuer, and adequately assist with attracting and retaining qualified executives in the relevant U.S. executive labour pool; (ii) review and assess the overall compensation package of the Issuer's CEO as it compares to the total compensation of senior officers of similar companies or trusts; and (iii) assuming that either the proposed LTIP plan in (i) or the compensation package in (ii) were found to be inadequate, make recommendations for redesign.

In reviewing and assessing the compensation package of the Issuer's CEO, the Advisors examined numerous comparable companies and income trusts both within the transportation industry and otherwise, in order to assess for the Committee an appropriate salary and short term incentive level for the CEO. The Advisors also provided advice to the Committee on recent trends in employment agreement documentation including enhanced protections and remedies for the employer party, and many of those terms were included in the CEO's employment agreement. The employment agreement entered into with the CEO provides for, among other things, an annual bonus plan tied to various annual performance goals. The goals consist of quantitative performance criteria, including the achievement of an earnings before interest, taxes, depreciation and amortization target and a gross revenue target, as well as numerous qualitative goals based on a subjective assessment, in each case set annually by the CNCG Committee. The resulting bonus could amount, in the event of outstanding performance, to a maximum of 150% of base salary, subject to the discretion of the directors.

The Advisors also scrutinized the design of long term incentive programs at various comparable entities, and made recommendations to the Committee regarding the long term component of incentives for the CEO and other senior officers. In collaboration with the Advisors, a new employment agreement with the CEO was negotiated by the Committee and that agreement that was entered into on November 1, 2005. See "Executive Compensation – Employment Agreements". The Advisors also concluded that the proposed LTIP was inadequate as an incentive for senior management of the Company for several reasons, including that it did not facilitate equity ownership in the Company by key officers and employees; did not adequately assist the Company with attracting, or the retention over a period of years of, qualified executives in the relevant U.S. executive labour pool; and did not align the Company's key executives' and employees' interests with the interests of the Issuer as effectively as an equity-based plan would. In addition, the proposed LTIP contained various income tax inefficiencies due to the fact that many members of senior management of the Company were U.S. residents. The Advisors' recommendations in this regard led to the design, formation and adoption, by the Committee and Board, of the EIP. There have been no further engagements of outside advisors on compensation matters since the above engagements in fiscal 2006.

On February 9, 2007, the board of directors of the Issuer adopted the Deferred Share Unit Plan, described above.

This report is submitted by the CNCG Committee of the Issuer: Irving Gerstein (CNCG Committee Chairman for fiscal 2007), Kenneth Needler and Robert Reilly and by the Compensation Committee of STA Holdings: Robert Reilly (Committee Chairman) and David Scopelliti. The Compensation Committee reports to and takes direction from the CNCG Committee and the board of the Issuer as to its activities.

Indebtedness of Directors and Officers

For the year ended June 30, 2007, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative return to IPS Holders for $100 invested in IPSs of the Issuer (assuming the reinvestment of distributions) with the total cumulative return of the S&P/TSX Composite Index for the period from December 21, 2004 to June 29, 2007.


$170
$160
$150
$140
$130
$120
$110
$100
$90
Dec. 21, 2004
June 30, 2005
June 30, 2006
June 29, 2007
Student Transportation of America Ltd. (Units)
S&P/TSX Composite Total Return Index

AUDIT COMMITTEE AND AUDITOR'S FEES

The Audit Committee of the Issuer and the fees payable to the Auditors of the Issuer are set out in pages 61 to 63 of the Issuer's annual information form, available under the Issuer's profile at www.sedar.com, and such information is incorporated by reference herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company utilizes Coast Cities Truck Sales, Inc. ("**Coast Cities**"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction the Company's CFO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of Denis Gallagher, the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. Amounts paid by the Company to Coast Cities were US$200,000 and US$300,000 for the fiscal years ended June 30, 2007 and June 30, 2006, respectively.

The Company utilizes Reilly Partners Inc. ("**Reilly Partners**"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners, is a director of the Issuer. The Company paid US$100,000 to Reilly Partners during the 2006 fiscal year for executive search services. The Company did not make any payments to Reilly Partners during the 2007 fiscal year.

COMPENSATION OF DIRECTORS

Compensation for non-management directors of the Issuer and STA Holdings is US$25,000 per year and US$1,500 per meeting for attending board or committee meetings in person. Directors receive US$500 for attending meetings by phone. The lead director receives additional remuneration of US$10,000 per year as compensation for his duties as lead director and for chairing a committee, and the Audit Committee chair receives additional remuneration of US$5,000 per year. The Compensation Committee chair will receive additional remuneration of US$2,500 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors may elect to defer some or all of their fees under the DSU plan, as described above in "Executive Compensation – Deferred Share Unit Plan of the Issuer" and as summarized above in "Matters to be Considered at the Meeting – Election of Directors". The directors also participate in the insurance arrangements described below.

DIRECTORS' AND OFFICERS' INSURANCE

The Issuer has obtained a policy of insurance for directors and officers of the Issuer and for the directors and officers of its subsidiaries. The initial aggregate limit of liability applicable to the insured directors and officers under the policy is US$20 million. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer and any of its subsidiaries. The total limit of liability is shared among the Issuer and its subsidiaries and their respective directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective directors and officers. The current annual premium under this policy is US$271,000.

* * * * *

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Issuer believes that sound corporate governance practices are in the interest of Shareholders and contribute to prudent and effective decision-making. As such, directors of the Issuer are committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the "**OSC**") has adopted various guidelines which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The boards of the Issuer and STA Holdings have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1. Board of Directors

(a) The independent members of the board of directors of the Issuer are George Rossi, David Scopelliti, Victor Wells, Irving Gerstein and Robert Reilly. Robert Reilly was appointed to the board of directors effective May 31, 2007.

(b) The non-independent directors are Denis Gallagher, who is the Chief Executive Officer of the Issuer and Kenneth Needler, who was previously the Chief Operating Officer of the Issuer and who retired on June 30, 2005.

(c) Five of the seven members of the board of directors of the Issuer are independent, while one member (Denis Gallagher) is a current officer of the Company and Ken Needler is a former officer of the Company.

(d) Three of the independent directors of the Issuer (George Rossi, Victor Wells and Irving Gerstein) also serve as directors on boards of several other public corporations. George Rossi serves on the boards of several public and private entities including Kangaroo Media, Dolan Media Company, OFI, and Radio Nord Communications, and serves on the investment valuation committee of Investissements Desjardins. Irving Gerstein serves as a director of Medical Facilities Corporation, Atlantic Power Corporation and Economic Investment Trust Limited, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Victor Wells also serves as a director and Chair of the Audit Committee of MagIndustries Corp. and Northstar Healthcare Inc. and formerly was a director and chair of the Audit Committee of Canada Cartage Diversified Income Fund, until that company was acquired in 2007.

(e) Independent directors hold regularly scheduled meetings at which members of management are not in attendance. Since July 1, 2006, the independent directors held seven (7) of such meetings.

(f) The chairman of the board of directors, Denis Gallagher, is the Chief Executive Officer of the Issuer. Irving Gerstein is the lead independent director. His responsibilities include reviewing and commenting on the agendas for meetings of the board of directors, acting as a liaison between the independent directors and management and leading the independent sessions of the independent directors.

(g) The following table sets forth the number of board meetings held and attendance by directors during the fiscal year ended June 30, 2007:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)
George Rossi	6 of 6
David Scopelliti	5 of 6
Irving Gerstein	6 of 6
Kenneth Needler	6 of 6
Denis Gallagher	6 of 6
Victor Wells	4 of 4[(1)]
Robert Reilly	6 of 6[(2)]
David White	6 of 6[(3)]

Notes:

1. Mr. Wells was appointed as a director of the Issuer on September 21, 2006.
2. Denotes 6 of 6 meetings attended, during the fiscal year ended June 30, 2007, of the board of STA Holdings, which meets simultaneously with the board of the Issuer. Mr. Reilly was appointed as a director of the Issuer on May 31, 2007.
3. Mr. White resigned as a director on May 31, 2007.

2. Board Mandate

The board of directors' mandate is included as Schedule A to this circular.

3. Position Descriptions

Position descriptions for the lead independent director (the "**Lead**") of the board, the chair of the Audit committee, and the Chairman and CEO of the Issuer are found at sections 3, 4 and 5 of the Issuer's Board Mandate included as Schedule A to this circular, and are as follows:

(a) **Responsibilities of Lead Independent Director:**

(i) expected to attend and monitor the content and conduct of meetings of the board of directors of the Issuer and securityholders of the Issuer;

(ii) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Lead shall not have the right or entitlement to bind the Issuer in his or her capacity as Lead;

(iii) provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(iv) ensure all Board members are distributed minutes, once approved, of all board and committee meetings;

(v) ensure that the board of directors understands the boundaries between board and management responsibilities; and

(vi) ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present.

(b) **Responsibilities of Audit Committee Chair:**

(i) act as a liaison between the Audit Committee and the board of directors of the Issuer;

(ii) act as a liaison between the Audit Committee and senior management of the Issuer;

(iii) act as a liaison between the Audit Committee and the Issuer's internal and external auditors;

(iv) report to the board of directors on the activities of the Audit Committee;

(v) recommend procedures to enhance the effectiveness of the Audit Committee; and

(vi) chair meetings of the Audit Committee.

(c) **Responsibilities of the Chairman and Chief Executive Officer:**

(i) to attend, and chair, the meetings of the board of directors of the Issuer and securityholders of the Issuer (other than the annual meeting of securityholders);

(ii) to provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(iii) to manage and supervise the affairs of the Issuer, and initiate and co-ordinate the strategic planning process for the Issuer and recommend to the board of directors goals for the business of the Issuer and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(iv) to report to, and meet regularly and as required, with the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfill its statutory and other legal obligations on a timely basis;

(v) to assist in the development of policies of the board of directors regarding the public disclosures of the Issuer;

(vi) to develop and seek the board of directors' concurrence for plans for management development and succession in all key positions and then implement such plans;

(vii) to review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the Issuer, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(viii) to assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

4. Orientation and Continuing Education

Management, working with the board of directors, has embarked upon a process to provide orientation opportunities for new directors to familiarize them with the Issuer and its business. All new directors participate in an active orientation program soon after the date on which he or she first joins the board of directors, and are provided with a package of written materials to educate them as to the role of the board, its committees, and its directors. To date, a majority of the Issuer's independent directors have visited operating school bus facilities of the Company to obtain an understanding of the operations, maintenance and staffing issues that are key drivers to the Company's success. All directors have also attended the Issuer's corporate headquarters in Wall, New Jersey for meetings, visits with staff and a tour of that office's operations. In addition to operational orientation, management has and will continue to provide periodic presentations for the board of directors to ensure they are aware of major business trends, industry practices and competitor activity as and when required. In addition, the CNCG Committee has assessed the need for continuing education programs for the board and has implemented a system of providing regular educational data and appropriate publications to the board at regular intervals. In this regard, since July 1, 2006, management and the CNCG Committee have arranged for the transmission to the board of fifteen separate transmissions of articles, newsletters and general educational data and publications pertaining to issues of interest to public board members and/or audit committee members.

5. Ethical Business Conduct

On September 21, 2006, the board adopted an amended written code of conduct and ethics for the Issuer (the "**Code**"), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code addresses the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

To ensure directors of the Issuer exercise independent judgement, in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the board of directors follows a practice whereby any such board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.

The board is responsible for monitoring compliance with the Code, as well as the Issuer's Audit Committee "Whistleblower Policy". Any person can report complaints or concerns, which may be on an anonymous basis, arising from infractions of these two policies by contacting National Hotline Services ("**NHS**"). The Issuer has retained NHS for the purpose of providing a toll-free number so that such complaints or concerns can be registered. The toll-free number is provided in these policy documents, as posted on the Issuer's websites. NHS forwards any such concerns it receives on a prompt basis to the chairman of the Audit Committee or the CNCG Committee, as applicable.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Issuer's directors or executive officers are to be granted by the board of directors only (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation.

The Code is posted on the Issuer's investor website www.sta-ips.com as well as its primary website www.ridesta.com.

6. Nomination of Directors

The board has a Compensation, Nominating and Corporate Governance Committee (the "**CNCG Committee**") currently composed of two independent directors and one 'non-independent' director, Mr. Needler. The majority of committee members are independent. The board feels that the CNCG Committee can act independently, notwithstanding that Mr. Needler is a former officer. Specifically, a majority of the members of the CNCG Committee are independent directors and Mr. Needler has not been an officer since June 30, 2005. Due to his industry experience, it was determined that Mr. Needler's input would be valuable to the CNCG Committee.

The CNCG Committee charter clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties, subject to the approval of the independent directors.

The CNCG Committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of Shareholders. In making its recommendations, the Compensation, Nominating and Governance Committee considers:

(a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;

(b) the competencies and skills that the board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

7. Compensation

The CNCG Committee periodically reviews the compensation of the directors of the Issuer by examining similar fees paid by other comparable public companies and income trusts, both within the transportation industry and more broadly, in order to assess an appropriate level of director compensation. Under its charter, the CNCG Committee periodically reviews and assesses the compensation package of the Issuer's Chief Executive Officer, and last undertook that process as described above under "Compensation Policy" in this circular.

The CNCG Committee and the Compensation Committee of STA Holdings are jointly responsible for:

(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the board with respect to the CEO's compensation level based on this evaluation;

(b) making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the Issuer publicly discloses this information.

8. Other Board Committees

The Issuer and STA Holdings have no Committees other than the Audit Committee of the Issuer, the CNCG Committee of the Issuer, and the Compensation Committee of STA Holdings.

9. Assessments

The CNCG Committee is responsible for the regular assessment of the effectiveness of the board of directors as a whole, the committees of the board of directors and the contributions of individual directors. The CNCG Committee resolved in the 2006 fiscal year that a general Board Effectiveness Survey should be conducted, as well as full individual director assessments of each member of the board and the Chairman by other members. During the latter part of the 2006 fiscal year, survey forms were created, distributed, and completed by all members. The Board Effectiveness Survey was compiled and analyzed by the lead independent director who reported all results to the board during fiscal first quarter of 2007. The individual director assessments were compiled and analyzed by an independent firm, which then provided all results to the Chairman, except for the Chairman's individual results. The Chairman discussed each member's results with that member during the early part of fiscal 2007. The results concerning the Chairman were summarized by the independent firm in a synopsis document and sent to the lead independent director at the time, who reported these results to the board and then discussed them privately with the Chairman during the first quarter of fiscal 2007. The CNCG Committee and the board have each recently resolved to repeat the foregoing process during the 2008 fiscal year.

OTHER BUSINESS

The directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer's financial statements and management's discussion and analysis of the Issuer's financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer's annual information form, is available under the Issuer's profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this information circular to the Shareholders have been approved by the board of directors of the Issuer.

DATED as of this 28th day of September, 2007

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Student Transportation of America Ltd. ("**STA**"). The board of directors of STA is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of STA with the highest standards of ethical conduct and in the best interests of the shareholders of STA.

1. Composition

The board of directors shall be composed of between 3 and 20 individuals, the majority of whom will be Canadian residents. The board of directors also shall be constituted with a majority of individuals who qualify as "independent directors" as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.

2. Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of STA and in that regard shall be specifically responsible for:

(a) supervising the activities of STA, including acting for, voting on behalf of and representing the Issuer as a holder of common shares in Student Transportation of America Holdings, Inc. ("**STA Holdings**");

(b) adopting a strategic planning process and evaluating and approving a strategic plan for the upcoming year that takes into account, among other things, the opportunities and risks of STA's business;

(c) reviewing, on at least an annual basis, a budget for STA;

(d) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and the Chief Financial Officer of STA and that such officers create a culture of integrity throughout the organization, as well as satisfying itself that the Chief Executive Officer is assessing the integrity of the other senior officers of STA and its subsidiaries;

(e) the identification of the principal risks of STA's business and ensuring the implementation of appropriate systems to manage these risks;

(f) ensuring that STA has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;

(g) succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointing, training, and monitoring of senior management);

(h) adopting a communication policy that enables STA to communicate effectively and addresses how STA interacts with all of its stakeholders, including analysts and the public, contains measures for STA to avoid selective disclosure and is reviewed at such intervals or times as the board of directors deems appropriate;

(i) monitoring STA's internal control and management information systems;

(j) establishing and maintaining a standing audit committee of the board of directors (the "**Audit Committee**");

(k) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board of directors deems appropriate;

(l) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the annual, interim and any other publicly announced financial information of STA;

(m) developing STA's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to STA;

(n) implementing a process for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors;

(o) implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size that facilitates effective decision-making;

(p) implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(q) meeting regularly with management to receive reports respecting the performance of STA, new and proposed initiatives, STA's business and investments, management concerns and any areas of concern involving STA; and

(r) meeting regularly without management and non-independent directors.

The board of directors is responsible for the review of, with the CEO and senior management, STA's ongoing strategic planning process, and approving the goals of the business and the strategies and policies with which it is managed.

The board of directors will also strive to implement a predictable and regular annual budgeting process with regard to its own costs, with the Chairman and each Committee Chair estimating for management the annual meeting requirements at the start of each year, together with the related costs thereof, then endeavouring to work within the budgets arrived at.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of STA. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

3. Lead Independent Director of the Board

The board of directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a "lead independent director" appointed by the board of directors from its independent members. The "Lead" referred to herein shall be the Lead Independent Director.

The Lead shall assume the role and responsibilities set out below:

(a) the Lead shall be expected to attend and monitor the content and conduct of meetings of the board of directors of STA and Chair the annual meeting of the securityholders of STA;

(b) the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of STA. The Lead shall not have the right or entitlement to bind STA in his or her capacity as Lead;

(c) the Lead shall provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors' meetings before circulation;

(d) the Lead shall ensure that the board of directors understands the boundaries between board and management responsibilities; and

(e) the Lead shall ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors' relationship with management to a committee of the board of directors.

4. Responsibilities of Audit Committee Chair

The responsibilities of the Audit Committee chair include:

(a) acting as a liaison between the Audit Committee and the board of directors of STA;

(b) acting as a liaison between the Audit Committee and senior management of STA;

(c) acting as a liaison between the Audit Committee and STA's internal and external auditors;

(d) reporting to the board of directors on the activities of the Audit Committee;

(e) recommending procedures to enhance the effectiveness of the Audit Committee; and

(f) chairing meetings of the Audit Committee.

5. Responsibilities of the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer of STA will:

(a) be expected to attend, and chair, the meetings of the board of directors of STA and securityholders of STA (other than the annual meeting of securityholders);

(b) provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(c) manage and supervise the affairs of STA, and initiate and co-ordinate the strategic planning process for STA and recommend to the board of directors goals for the business of the STA and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(d) report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors' and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;

(e) assist in the development of policies of the board of directors regarding the public disclosures of STA;

(f) develop, and advise the board of directors' in regard to, plans for management development and succession in all key positions;

(g) review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the STA Holdings, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(h) assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

6. Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(a) dividends;

(b) acquisitions/dispositions over such size threshold as the directors should determine from time to time;

(c) related party transactions;

(d) the public dissemination of STA's financial results;

(e) the issuance or repurchase of securities of STA;

(f) the terms of reference of committees of the board of directors; and

(g) any other matter that would give rise to a "material change" to STA.

The foregoing list is intended to provide guidance on particular matters requiring board approval, but is not intended to be an exhaustive list.

7. Measures for Receiving Shareholder Feedback

All publicly disseminated materials of STA shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a regular basis.

8. Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one meeting prior to the issuance of the annual financial results of STA. A quorum for the meetings shall be a majority of the directors then holding office.

9. Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

10. Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

11. Telephone Board Meetings

(a) A director may participate in a meeting of the board of directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.

(b) While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations.

12. Expectations of Management

The CEO and other senior officers shall be required to report to the board of directors regarding the performance of STA, new and proposed initiatives, management's concerns and any other matter the board or its Lead may deem appropriate. In addition, the board expects the CEO and other senior officers to promptly report to the Lead and any applicable committee chair any developments, changes, transactions or proposals which in any of those cases would have a significant impact on the business or prospects of STA.

13. Orientation and Continuing Education

Management, working with the board of directors, will provide an orientation and education program for new directors to familiarize them with STA and its business. All new directors will participate in this program, which should be completed within four months of a director first joining the board of directors. In addition, management will schedule periodic presentations for the board of directors to ensure they are aware of major business trends and industry practices as and when required.

APPENDIX A - POLICY OF PRACTICES FOR DIRECTORS

1. Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(a) advise the Chairman as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;

(b) advise the Chairman as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c) attend a meeting by conference telephone if unable to attend in person.

2. Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the lead director and/or the Chief Executive Officer of STA and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3. Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a) be candid and forthright;

(b) not be reluctant to express views contrary to those of the majority;

(c) be concise and, in most circumstances, respect the time constraints of a meeting; and

(d) be courteous to and respectful of other directors and guests in attendance.

4. Personal Conduct

Directors are expected to:

(a) exhibit high standards of personal integrity, honesty and loyalty to STA;

(b) project a positive image of STA to news media, the financial community, governments and their agencies, securityholders and employees;

(c) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and

(d) disclose any potential conflict of interest that may arise with the business or affairs of STA and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5. Independent Advice

In discharging its mandate the board of directors shall have the authority to retain (and authorize the payment by STA of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

APPENDIX B - CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

The board of directors of the Issuer has a compensation, nominating and corporate governance committee that has a charter that complies in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines. The board of directors of the STA Holdings has a compensation committee that has a charter that would comply in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines if STA Holdings was a reporting issuer under the securities legislation of the provinces and territories of Canada.

1. **Governance Responsibilities of Compensation, Nominating and Corporate Governance Committee:**

    (a) To assess the independence and qualifications of the various members of the board of directors.

    (b) To ensure that programs relating to succession planning and performance evaluation are effectively integrated with STA's strategy.

    (c) To review the composition of the committees of the board of directors.

    (d) To monitor the quality of the relationship between management and the board of directors.

    (e) To review and respond to requests by individual directors to engage outside advisors.

    (f) To review, and if acceptable, direct the implementation of the recommendations of the compensation committee of STA Holdings.

    (g) To assess the need, and to coordinate a program, for continuing education for members of the board of directors.

    (h) To assess the effectiveness of the board of directors and their committees and the contribution of each director.

    (i) To report on governance as required by public disclosure requirements.

    (j) To review and ensure compliance of STA with its internal governance guidelines.

    (k) To review from time to time the governance practices of STA and its committees to determine compliance with rules and policies of regulatory authorities governing STA.

    (l) At least annually, to review the adequacy of the corporate governance guidelines of STA and its subsidiaries.

    (m) To determine and monitor STA's standards for director independence.

    (n) At least annually, to review the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of STA.

    (o) At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors.

    (p) To undertake such other initiatives as are needed to help the board of directors deliver exemplary governance.

2. Nominating Responsibilities of Compensation, Nominating and Corporate Governance Committee:

(a) To review annually the competencies, skills and personal qualities required of members of the board of directors in light of relevant factors, including: the objective of adding value to STA in light of the opportunities and risks facing STA and STA's proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board of directors is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or other guidelines; and the policies of the board of directors with respect to board member tenure, retirement and succession and board member commitments.

(b) To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with STA and the nature and operation of STA's business (including STA's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board of directors and its committees, as well as the contribution individual directors are expected to make.

(c) To actively seek individuals qualified (in context of STA's needs and any formal criteria established by the board of directors) to become members of the board of directors.

(d) To review the membership and allocation of board members to the various committees of the board of directors.

(e) To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board of directors' performance, including individual contributions.

(f) To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.

Student Transportation of America

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE OCTOBER 2007 DISTRIBUTION

Toronto, Ontario – October 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB, STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on November 15, 2007 to holders of record of IPSs at the close of business on October 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on November 15, 2007 to holders of record at the close of business on October 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from October 1 to October 31, 2007.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fourth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

RECEIVED

2007 NOV 14 P 2:27

PROXY FOR REGISTERED HOLDERS OF COMMON SHARES

This proxy is being solicited by management of Student Transportation of America Ltd. (the "Issuer") from holders of common shares of the Issuer ("Shareholders") for use in connection with the annual meeting (the "Meeting") of Shareholders to be held on Wednesday, November 14, 2007 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario at 2:00 p.m. (Toronto time). Reference is made to the accompanying management information circular of the Issuer dated September 30, 2007 (the "Circular") for further information.

The undersigned Shareholder of the Issuer hereby appoints DENIS GALLAGHER or, failing him, PATRICK WALKER (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said proxyholder's discretion unless herein otherwise specified. The said proxyholder is hereby specifically directed to:

1. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the election of members of the board of directors; and

2. **VOTE FOR ☐ or WITHHOLD FROM VOTING ON ☐** the re-appointment of Ernst & Young LLP as the auditors of the Issuer and the authorization of the Issuer's board of directors to fix such auditors' remuneration.

DATED this _______ day of __________________________, 2007.

____

Name of Shareholder

____

Signature of Shareholder

NOTE:

1. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions noted hereon on any ballot that may be called for. **In the absence of instructions to the contrary, the shares will be voted "FOR" the above-mentioned items.** Management of the Issuer presently knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters that are not known should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the said proxyholder.

2. To vote this proxy, the Shareholder must sign in the space provided on this form. Please sign exactly as the name appears hereon and in which the shares are registered. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and its corporate seal must be affixed. **If this proxy is not dated in the space provided, the proxy shall be deemed to bear the date on which it was mailed by or on behalf of management of the Issuer.**

4. **The Shareholder has the right to appoint a person, other than the persons designated, to attend, vote and act for the Shareholder and on the Shareholder's behalf at the Meeting.** Such right may be exercised by striking out the names of the specified persons and inserting the name of such other person in the space provided.

5. This proxy revokes all prior proxies given by the Shareholder represented by this proxy and may be revoked at any time before it has been exercised.

6. Reference should be made to the Circular, which accompanies the notice of Meeting, for a full explanation of the rights of Shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.

Student Transportation of America®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Student Transportation of America Ltd. (the "**Issuer**") will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Wednesday, the 14th day of November, 2007, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Issuer for the fiscal year ended June 30, 2007, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of directors of the Issuer;

3. **TO APPOINT** auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 28th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Denis J. Gallagher"

Chairman of the Board of Directors
Student Transportation of America Ltd.

OFFICER'S CERTIFICATE

TO: **ONTARIO SECURITIES COMMISSION**

RE: **Annual Meeting of Shareholders of Student Transportation of America Ltd. (the "Corporation") to be held on Wednesday, November 14, 2007 (the "Meeting")**

With reference to National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("NI 54-101"), the undersigned, Patrick J. Walker, Chief Financial Officer of the Corporation, in such capacity and not in his personal capacity, certifies for and on behalf of the Corporation, intending that the same may be relied upon by you without further inquiry, that:

1. in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

2. in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3. the Corporation is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

DATED as of the 28th day of September, 2007.

/s/ Patrick J. Walker
Patrick J. Walker
Chief Financial Officer

Form 52-109F1 - Certification of Annual Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the annual period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 28, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 28, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

RECEIVED

2007 NOV 14 P 2:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: **Student Transportation of America Ltd.**

Financial Year Ending used to calculate capitalization: **June 30, 2007**

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent financial year end **(Income Participating Securities, or "IPSs")**	20,708,554 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) **(IPSs)**	$11.70 (ii)	
Market value of IPSs	(i) X (ii) =	$242,290,082 (A)
Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent financial year end **(Common Shares not forming part of IPSs)**	3,010,000 (iii)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) **(Common Shares not forming part of IPSs)**	$7.63 (iv)	
Market value of Common Shares not forming part of IPSs	(iii) X (iv) =	$22,966,300 (B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined) (Repeat for each class or series of securities)		(C)
Capitalization (Add market value of all classes and series of securities)	(A)+(B)+(C) +(D) =	$265,256,382
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		**$14,700.00**
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		Number of entire months remaining in the issuer's fiscal year
Participation fee X / 12	=	
Late Fee, if applicable (As determined under section 2.5 of the Rule)		

APPENDIX A – CORPORATE FINANCE PARTICIPATION FEES

Capitalization	Participation Fee
under $25 million	$600
$25 million to under $50 million	$1,300
$50 million to under $100 million	$3,200
$100 million to under $250 million	$6,700
$250 million to under $500 million	$14,700
$500 million to under $1 billion	$20,500
$1 billion to under $5 billion	$29,700
$5 billion to under $10 billion	$38,300
$10 billion to under $25 billion	$44,700
$25 billion and over	$50,300

RECEIVED
2007 NOV 16 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation of America Ltd.

For the years ended June 30, 2007 and 2006

See Note # 7 for summary consolidating financial information

Student Transportation of America Ltd.

Consolidated Financial Statements

For the years ended June 30, 2007 and 2006

Contents

AUDITORS' REPORT

To the Shareholders of Student Transportation of America Ltd.:

We have audited the consolidated balance sheets of Student Transportation of America, Ltd. as at June 30, 2007 and 2006 and the consolidated statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey
September 21, 2007

Student Transportation of America Ltd.
Consolidated Balance Sheets
(000's of U.S. Dollars)

	As at June 30, 2007	As at June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 4,025	$ 7,688
Accounts receivable, net of allowance for doubtful accounts of $187 and $116 at June 30, 2007 and 2006, respectively	14,975	12,206
Inventory	1,615	1,584
Prepaid expenses	8,991	5,989
Other current assets (Note 15)	3,585	3,464
Total current assets	33,191	30,931
Other assets (Note 2)	7,463	7,935
Property and equipment, net (Note 4)	91,232	95,546
Foreign currency exchange contracts (Note 15)	4,696	3,976
Other intangible assets, net (Note 5)	47,526	51,658
Goodwill (Notes 3 and 5)	73,877	64,133
Total assets	$ 257,985	$ 254,179
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,303	$ 1,577
Accrued expenses and other current liabilities	13,497	12,426
Current portion of long-term debt (Note 7)	2,312	2,450
Total current liabilities	17,112	16,453
Long-term debt (Note 7)	123,210	106,931
Future income tax liability (Note 6)	24,916	32,540
Total liabilities	165,238	155,924
Commitments and contingencies (Notes 11 and 14)		
Minority interest (Note 9)	2,221	7,419
Shareholders' equity		
Common shares (Note 8)	128,000	112,061
Accumulated deficit	(34,101)	(16,326)
Cumulative currency translation adjustments	(3,373)	(4,899)
Total shareholders' equity	90,526	90,836
Total liabilities and shareholders' equity	$ 257,985	$ 254,179

See accompanying notes.

On Behalf of the Board,

Irving R. Gerstein   George Rossi

Student Transportation of America Ltd.
Consolidated Statements of Operations and Accumulated Deficit
(000's of U.S. dollars – except share and per share amounts)

	Year ended June 30, 2007	Year ended June 30, 2006
Revenues	$ 168,110	$ 132,995
Costs and expenses:		
Cost of operations	122,251	95,424
General and administrative	17,136	12,802
Non-cash stock compensation	1,862	919
Depreciation expense	18,596	14,964
Amortization expense	5,889	6,198
Total operating expenses	165,734	130,307
Income from operations	2,376	2,688
Interest expense	15,834	13,262
Unrealized gain on foreign currency exchange contracts	(1,481)	(4,262)
Other (income) expense	(642)	52
Loss before income taxes and minority interest	(11,335)	(6,364)
Recovery of income taxes (Note 6)	(4,391)	(2,695)
Minority interest (Note 9)	170	226
Net loss	(7,114)	(3,895)
Accumulated deficit- beginning of year	(16,326)	(5,550)
Dividends declared	(10,603)	(6,881)
Repurchase of common shares	(58)	
Accumulated deficit - end of year	$ (34,101)	$ (16,326)
Weighted average number of shares outstanding	21,503,659	15,085,650
Basic and diluted net loss per common share (Note 8)	**$ (0.33)**	**$ (0.26)**

See accompanying notes.

Student Transportation of America Ltd.
Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Year ended June 30, 2007	Year ended June 30, 2006
Operating activities		
Net loss	$ (7,114)	$ (3,895)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Minority interest	170	226
Future income taxes	(4,391)	(2,695)
Unrealized gain on foreign currency exchange contracts	(1,481)	(4,262)
Amortization of deferred financing costs	1,628	1,445
Non cash stock compensation expense	1,862	919
(Gain)/loss on disposal of assets	(161)	52
Depreciation expense	18,596	14,964
Amortization expense	5,889	6,198
Changes in current assets and liabilities:		
Accounts receivable	(2,842)	898
Prepaid expenses, inventory and other current assets	(2,093)	(3,534)
Accounts payable	(295)	701
Accrued expenses and other current liabilities	(63)	1,599
Changes in other assets and liabilities	410	187
Net cash provided by operating activities	10,115	12,803
Investing activities		
Business acquisitions, net of cash acquired of $270 and $863 at June 30, 2007 and 2006, respectively	(10,144)	(43,401)
Purchases of property and equipment	(11,513)	(22,536)
Proceeds on sale of equipment	1,540	328
Net cash used in investing activities	(20,117)	(65,609)
Financing activities		
Secondary offerings of common shares, net of expenses	-	54,592
Secondary offerings of 14.0% Subordinated Notes	-	26,946
Private Placement offering of common shares, net of expenses (Note 8)	16,227	-
Repurchase of common shares, net of expenses	(346)	-
Redemption of 14% subordinated notes	(183)	-
Senior Secured Note issuance (Note 7)	35,000	
Repurchase of Class B Series One common shares (Note 9)	(8,551)	
Deferred financing costs	(1,590)	(2,188)
Common stock dividends	(11,080)	(7,316)
Borrowings on credit facility	95,163	98,612
Payments on credit facility	(115,450)	(111,287)
Repayments on seller debt and equipment financing	(1,951)	(522)
Net cash provided by financing activities	7,239	58,837
Effect of exchange rate changes on cash	(900)	-
Net increase (decrease) in cash and cash equivalents	(3,663)	6,031
Cash and cash equivalents at beginning of period	7,688	1,657
Cash and cash equivalents at end of period	$ 4,025	$ 7,688

See accompanying notes.

(000's of U.S. Dollars, unless specified)

1. General

Student Transportation of America Ltd. ("STA" or the "Company") is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 income participating securities ("IPSs") for gross proceeds of $94,212 (Cdn $116,041 million). Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs for net proceeds of Cdn $10,857, ($8,854). STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement") for total gross cash proceeds of $31.3 million (Cdn $37.2 million). STA and STA ULC used the net proceeds (after commissions and fees) from this subsequent issuance to purchase additional Class A common shares and preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. STA Holdings in turn, used all of such amounts to pay down debt on the acquisition lending facilities and $6.7 million of the outstanding term loan. Each IPS consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of the subsequent issuance of additional IPSs pursuant to the Private Placement included $10.0 million (Cdn $11.9 million) of Subordinated Notes.

On June 14, 2006, the Issuer sold 4,900,000 IPSs pursuant to a bought deal basis with a syndicate of underwriters (the "Bought Deal") for total gross cash proceeds of $54.6 million (Cdn $60.0 million). The net proceeds (after commission and fees) were used to pay down existing debt on the credit facility incurred in respect of recent acquisitions (including Positive Connections, Inc. and Liftlock Coach Lines Limited), to fund investment requirements for new bid and contract awards for the upcoming school year

(000's of U.S. Dollars, unless specified)

1. General (continued)

and for general corporate purposes. Each IPS unit consists of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC. The gross proceeds of additional IPSs pursuant to the Bought Deal included the issuance of an additional $16.9 million (Cdn $18.8 million) of Subordinated Notes as part of the IPSs issued.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its 14% subordinated notes (the "Notes") as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Company intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Notes either through borrowings on its credit facility or out of available cash. Any purchase of IPSs and/or Notes will be made at market prices and the IPSs and/or Notes will be cancelled upon their purchase by the Company. The Company purchased

(000's of U.S. Dollars, unless specified)

1. General (continued)

for cancellation 56,000 IPS's out of available cash during the year ended June 30, 2007 (see Note 8).

On December 14, 2006, the Company entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new credit agreement (see Note 7). On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings (see Note 9). Net proceeds from the initial borrowings under the new credit agreement and issuance of the senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) (see Note 9).

On March 29, 2007, the Issuer sold 3,010,000 common shares pursuant to a private placement for total gross cash proceeds of $17.3 million (Cdn $20.0 million). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.56% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. Prior to the repurchase and cancellation of all the Class B-Series One common shares completed during the current fiscal year, the Company held a 94.46% interest in STA Holdings. In connection with the repurchase and cancellation and the resulting decrease in minority interest percentage related to both, the Company recorded an increase in goodwill and minority interest of $2.4 million on the consolidated balance sheet as at June 30, 2007.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in the United States.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies are described below:

Foreign Currency Translation

The functional currency of the Company, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of the Company's operations in the United States, is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The Subordinated Notes and Separate Subordinated Notes of STA ULC are denominated in Canadian dollars. As the functional currency of STA ULC is the Canadian dollar, exchange gains or losses related to the Notes on the translation of the STA ULC financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity.

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are included in the consolidated statements of operations in other income.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with remaining maturities of three months or less from the date of purchase.

2. Basis of Presentation (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates and judgments on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances. Amounts reported based upon these assumptions include, but are not limited to, insurance reserves, income taxes, goodwill and other long-lived assets.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. A significant portion of the Company's operations is with school districts on the East and West coasts of the United States. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Other property and equipment is depreciated on a straight line basis over three to five years.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Goodwill and Other Identifiable Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually, or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. If the carrying value of goodwill and trade names exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading values of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful live of 2 to 5 years (see Notes 3 and 5). Amortization of intangible assets amounted to $5.9 million and $6.2 million for the year ended June 30, 2007 and 2006, respectively.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. These costs have been capitalized and are being amortized to interest expense over the term of the related debt. In addition to the costs associated with the Company's credit agreement, the Company capitalized costs related to its indebtedness incurred in connection with the initial IPS Transactions as well as subsequent issuances of additional IPS units. The carrying value of deferred financing costs were $6.7 million and $7.0 million as of June 30, 2007 and 2006, respectively. Amortization expense totaled $1.6 million and $1.4 million for the years ended June 30, 2007 and 2006, respectively. Deferred financing costs are included in other assets in the consolidated balance sheets.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for

2. Basis of Presentation (continued)

impairment include the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses of projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantively enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected realization of a future income tax asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

Revenue Recognition

Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. The Company bills customers on a monthly basis based upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Insurance Reserves.

The Company had approximately $5.1 million and $3.4 million in recorded insurance reserves, at June 30, 2007 and 2006, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of

2. Basis of Presentation (continued)

operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized $0.9 million and $1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares issued. The Class B – Series Two common shares are not traded in an active market and have certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

Start-Up Activities

Start-up costs are expensed as incurred.

Accounting for Derivatives and Hedging Activities

The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

2. Basis of Presentation (continued)

Segment Reporting

The Company, through its subsidiaries, is a provider of school transportation and management services to public and private schools in North America. The Company operates in one segment, the school bus transportation industry. While the Company has only one operating segment, it does derive revenue from customers in both the United States and Canada. The table below summaries revenue and assets by geographical area for the years ended June 30, 2007 and 2006 (in 000's):

2007

	Revenues	Property and Equipment (net)	Goodwill
United States	$ 155,994	$ 83,274	$ 61,857
Canada	12,116	7,958	12,020
Total	$ 168,110	$ 91,232	$ 73,877

2006

	Revenues	Property and Equipment (net)	Goodwill
United States	$ 127,663	$ 90,597	$ 58,569
Canada	5,332	4,949	5,564
Total	$ 132,995	$ 95,546	$ 64,133

Minority Interest

Prior to December 22, 2006, minority interest consisted of the Class B-Series One common shares of STA Holdings retained by the existing investors in STA Holdings upon the close of the IPS Offering as well as Class B-Series Two common shares of STA Holdings issued under the STA Holding Equity Incentive Plan ("EIP"). On December 22, 2006, the Company repurchased and canceled all 872,652 Class B-Series One shares held by existing investors. The Class B common shares represent a 1.4% and 4.5% interest in STA Holdings as at June 30, 2007 and 2006, respectively (See Note 9).

Earnings (loss) per Share

Earnings (loss) per share is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period.

(000's of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Recent Accounting Pronouncements

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosures", CICA 3863, "Financial Instruments-Presentation", and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risk associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

3. Acquisitions

On July 12, 2006, the Company closed its acquisition of all of the outstanding common stock of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. Earnings of the acquired companies are included in STA's results of operations from the acquisition date. The aggregate purchase price of these acquisitions was $10.7 million. The allocation of the purchase price, as presented in the following table, is preliminary and may change

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

upon the final determination of the fair value of the assets acquired and liabilities assumed.

Property and equipment	$ 3,704
Intangible assets	1,683
Future income taxes	(584)
Subtotal	4,803
Goodwill	5,924
Total	$ 10,727

The purchase price consisted of $10.5 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 23 years, covenants not to compete of $0.4 million that will be amortized over an estimated useful life of 5 years and tradenames of $0.2 million with an indefinite life.

On July 1, 2005, the Company acquired new revenue contracts and purchased certain assets of A&E West Coast Transport, Inc., based in the San Jose/Silicon Valley area of California and merged such contracts with the Company's existing operations in that area. During July 2005, the Company was awarded additional new revenue and bid-in contracts in Connecticut, New Jersey, Vermont and New York State for the 2005/2006 school year. The Company also closed on the following acquisitions during 2006 as follows:

- July 29, 2005 – School bus division of Ayr Coach Lines, located in Ontario, Canada.
- September 23, 2005 – James O. Sacks, Inc. based in Collegeville, Pennsylvania.
- November 4, 2005 – Byrd Yeany Busing, Inc. based in Mayport, Pennsylvania.
- November 9, 2005 – Hudson Bus Lines, Inc. based in Lewiston, Maine.
- December 20, 2005 – Toshmar Bus Lines Ltd, located in Ontario, Canada
- March 8, 2006 – Liftlock Coach Lines Limited and R. Bennett Bus Line Ltd., (together "Liftlock") located in Ontario, Canada
- April 18, 2006 – McCrillis Transportation Inc. located in Portsmouth, New Hampshire
- May 1, 2006 – Positive Connections, Inc. ("PCI"), located in Illinois and Minnesota

(000's of U.S. Dollars, unless specified)

3. Acquisitions (continued)

Earnings of the acquired companies and contracts are included in STA's results of operations from the respective acquisition dates. The aggregate purchase price of these acquisitions and acquired contracts was $48.4 million. The Company has revised the purchase price allocation of PCI, which was acquired in May 2006. This revision resulted in a decrease of net working capital of $0.9 million and a corresponding increase of $0.9 million in goodwill.

Current assets, less current liabilities	$ 582
Property and equipment	27,412
Intangible assets	8,984
Future income taxes	(8,206)
Subtotal	28,772
Goodwill	19,633
Total	$ 48,405

The purchase price consisted of $44.3 million in cash and $4.1 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $5.8 million that will be amortized over 21 to 23 years, covenants not to compete of $1.6 million that will be amortized over an estimated useful life of 2 to 5 years and tradenames of $1.6 million with an indefinite life.

4. Property and Equipment

June 30, 2007	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 192	$ -	$ 192	
Buildings	231	(49)	182	40
Transportation equipment	127,176	(37,651)	89,525	7 to 11
Leasehold improvements	537	(160)	377	life of lease
Other machinery and equipment	1,699	(743)	956	3 to 5
	$ 129,835	$ (38,603)	$ 91,232	

4. Property and Equipment (continued)

June 30, 2006	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 192	$ -	$ 192	
Buildings	231	(31)	200	40
Transportation equipment	116,836	(22,702)	94,134	7 to 11
Leasehold improvements	311	(134)	177	life of lease
Other machinery and equipment	1,293	(450)	843	3 to 5
	$ 118,863	$ (23,317)	$ 95,546	

5. Goodwill and Other Intangible Assets

Intangible assets consist of the following (in 000)'s:

	2007			2006			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Contract Rights	$ 37,507	$ (4,074)	$ 33,433	$ 36,311	$ (2,337)	$ 33,974	21-23
Convenants not to compete	12,679	(11,261)	1,418	12,233	(7,109)	5,124	2-5
Tradenames	12,675	-	12,675	12,560	-	12,560	None (Indefinite Life)
Total	$ 62,861	$ (15,335)	$ 47,526	$ 61,104	$ (9,446)	$ 51,658	

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006 (in 000's):

Balance as of June 30, 2005	$ 44,045
Goodwill additions related to acquisitions	18,743
Goodwill additions as a result of step acquisition	1,345
Balance as of June 30, 2006	64,133
Goodwill additions related to acquisitions	6,841
Goodwill additions as a result of step acquisition	2,352
Foreign currency effects on goodwill	551
Balance as of June 30, 2007	$ 73,877

6. Income Taxes

The tax provision reported in the consolidated financial statements is made up of the following components (in 000's):

	2007	2006
Federal:		
Current	$ -	$ -
Deferred	(3,433)	(2,073)
	(3,433)	(2,073)
State and local:		
Current	68	89
Deferred	(1,026)	(711)
	(958)	(622)
Total provision	$ (4,391)	$ (2,695)

The difference between the effective rate reflected in the provision for income taxes and the amount determined by applying the U.S. federal statutory rate to income before income taxes for the fiscal year ended June 30, 2007 and June 30, 2006 is analyzed below (in 000's):

	2007	2006
Provision for income taxes at statutory rate	($3,805)	($2,292)
State income taxes, net of federal effect	(632)	(410)
Other	46	7
	($4,391)	($2,695)

The components of future income tax are as follows (in 000's):

	2007	2006
Future tax liabilities:		
Intangibles	($15,571)	($17,548)
Difference in book and tax basis of property and equipment	(24,233)	(23,286)
Other	-	(803)
Total future tax liabilities	($39,804)	($41,637)
Future tax assets:		
Net operating loss carry forward	11,904	9,097
Other	2,984	-
Total future tax assets	14,888	9,097

Net future tax liabilities	$(24,916)	$(32,540)

At June 30, 2007, the Company has available U.S. net operating loss carry forwards of approximately $28.8 million expiring in the years 2013 through 2021 and Canadian net operating loss carry forwards of approximately $1.1 million expiring in 2016.

7. Debt

Indebtedness of the Company includes the following (in 000's):

	Amounts Outstanding at			
	June 30, 2007		June 30, 2006	
	Current	Long Term	Current	Long Term
Second Amended Credit Facility				
Term loan facility	$ -	$ -	$ -	$ 24,300
Revolving credit facility	-	3,650	-	-
Senior Secured Notes	-	35,000	-	-
Equipment financing	16	-	94	16
Promissory notes due to former owners: interest at 7%	2,296	399	2,356	2,091
Subordinated Notes and Separate Subordinated Notes	-	84,161	-	80,524
	$ 2,312	$ 123,210	$ 2,450	$106,931

Maturities of long-term debt are as follows (in 000's):

	Second Amended Credit Facility	Senior Secured Notes	Equipment Financing	Due to Former Owners	Subordinated Debt
Year ending June 30,					
2008	$ -	$ -	$ 16	$ 2,296	$ -
2009	-	-	-	275	-
2010	-	-	-	95	-
2011	-	-	-	29	-
2012	3,650	35,000	-	-	-
Thereafter	-	-	-	-	84,161
	$ 3,650	$ 35,000	$ 16	$ 2,695	$ 84,161

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

Second Amended and Restated Credit Agreement

During the fiscal year ended June 30, 2007, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a US $45 million loan facility and a Canadian $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

The initial borrowings under the Second Amended and Restated Credit Agreement and the net proceeds from the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings), fund the repurchase of the Class B Series One shares of STA Holdings on December 21, 2006 ($8.6 million – see Note 9) and for general corporate purposes.

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25 % at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36 % at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and / or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

In conjunction with the Second Amended and Restated Credit Agreement, the Company incurred fees totaling approximately $1.6 million, which are included in Other Assets and are being amortized over the term of the amended agreement. The Company also charged approximately $0.4 million of previously capitalized deferred financing costs to interest expense. In connection with the Second Amended and Restated Credit Agreement, the Company's interest rate cap agreement no longer qualified as an effective hedge for accounting purposes. Accordingly, the remaining fair value of $0.2 million was recorded as a gain during the fiscal year.

In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreements, respectively, to allow for the prepayment of 14% subordinated notes in connection with the Exchange Offer resulting from the tender of subordinated notes of STA ULC for common shares of STA Ltd. (See Note 17).

Subordinated Notes and Separate Subordinated Notes

The Notes are denominated in Canadian dollars with an aggregate principal amount of Cdn $89,666, at June 30, 2007. Interest on the Notes accrues at the rate of 14% per annum and the Notes are due on December 21, 2016. Upon maturity, the principal amount of the Notes will be payable in Canadian dollars. Interest on the Notes is payable monthly. On or after the fifth anniversary of the issuance of the Notes, the Company may redeem the notes for the principal amount plus a premium that declines over time.

7. Debt (continued)

Prior to the fifth anniversary of the closing of the offering, STA ULC will be permitted, at its election, to defer interest payments on the Notes, if and for so long as the Interest Coverage Ratio under the Note Indenture of the Company for the most recent twelve-month period ending on the last day of any month, is less than the Interest Deferral Threshold (as defined in the Note Indenture), unless a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing, or any other Event of Default with respect to the Notes has occurred and is continuing and the Subordinated Notes have been accelerated as a result of the occurrence of such Event of Default (any such period, an "Interest Deferral Period"). Interest payments on the Notes will not be deferred under this provision for more than 24 months in the aggregate or beyond the fifth anniversary of the closing of the IPS Offering.

In addition, after the fifth anniversary of the closing of the offering, STA ULC may at its election defer interest on the Notes on not more than eight occasions for not more than eight months per occasion (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of STA ULC's board of directors certified by an officer's certificate of STA ULC to the effect that, based upon a good faith determination of STA ULC's board of directors, such deferral is reasonably necessary for bona fide cash management purposes, or to reduce the likelihood of or avoid a default on any Senior Indebtedness; provided no such deferral may be commenced and any ongoing deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing or any other Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default. No Interest Deferral Period may commence unless and until all interest deferred pursuant to any preceding Interest Deferral Period, together with interest thereon, has been paid in full.

Deferred interest on the Notes will bear interest at the same rate as the stated rate on the Notes, compounded monthly, until paid in full. Following the end of any Interest Deferral Period, STA ULC will be obligated to resume monthly payments of interest on the Notes, including interest on deferred interest. All interest deferred prior to the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on the fifth anniversary of the closing of the offering. All interest deferred after the fifth anniversary of the closing of the offering, including interest accrued on deferred interest, must be repaid on or before maturity, provided that STA ULC must pay all deferred interest and accrued interest thereon in full prior to deferring interest on a subsequent occasion. STA ULC may prepay all or part of the deferred interest, at any time other than during an Interest Deferral Period.

7. Debt (continued)

During any Interest Deferral Period, or so long as any deferred interest remains unpaid, and under other circumstances described below, the Company will not be permitted to pay any dividends or make any distribution to holders of its common shares, or make certain other restricted payments. The Second Amended and Restated Credit Agreement contains limitations on the Company's ability to make distributions to STA ULC to enable it to prepay deferred interest on the Notes.

The Subordinated Notes issued as part of the IPSs, along with the Separate Subordinated Notes, are unsecured obligations of STA ULC guaranteed by STA Holdings and each of its subsidiaries other than STC (as defined below) on an unsecured basis pursuant to guarantees that were entered into by each of the guarantor subsidiaries at the time of the IPS Offering or upon acquisition for subsidiaries acquired subsequent to the IPS Offering.

In July 2005, STA Holdings formed an indirect subsidiary, Student Transportation of Canada Inc. ("STC"). STC acquired the school bus division of Ayr Coach Lines in July 2005, Toshmar Bus Lines Ltd., in December 2005, Liftlock in March 2006, Simcoe in July 2006 and Burley in December 2006. STC and its subsidiaries have not guaranteed STA ULC's obligations under the Notes. The consolidated financial statements of the Company include the financial results of STC. Summary consolidating financial information of both the guarantor and non-guarantor subsidiaries of the Issuer for the years ended June 30, 2007 and 2006 are as follows (000's):

2007

	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Consolidating Adjustments	Total Consolidated Amounts
Revenue	$ -	$155,994	$12,116	$ -	$168,110
Income from operations	-	538	1,838	-	2,376
Net income (loss)	-	(8,336)	1,222	-	(7,114)
Current assets	-	31,036	2,155	-	33,191
Non-current assets	-	201,180	23,614	-	224,794
Current liabilities	-	16,001	1,111	-	17,112
Non-current liabilities excluding minority interest	$84,161	$63,834	$20,951	($20,820)	$148,126

(000's of U.S. Dollars, unless specified)

7. Debt (continued)

	2006				
	STA ULC	STA Holdings and Guarantor Subsidiaries	Non-Guarantor Subsidiaries Combined	Consolidating Adjustments	Total Consolidated Amounts
Revenue	$ -	$127,663	$5,332	$ -	$132,995
Income from operations	-	1,810	878	-	2,688
Net income (loss)	-	(4,487)	592	-	(3,895)
Current assets	-	30,061	870	-	30,931
Non-current assets	-	210,049	13,199	-	223,248
Current liabilities	-	15,430	1,023	-	16,453
Non-current liabilities excluding minority interest	$80,524	$58,517	$12,146	($11,716)	$139,471

Promissory Notes Due to Former Owners

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.

In the event of liquidation of the Company, payment of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

8. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.

The Company has issued IPSs and common shares as described above (see Note 1). Each IPS consists of one common share of STA and Cdn $3.847 principal amount Subordinated Notes. Holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time.

(000's of U.S. Dollars, unless specified)

8. Common Shares (continued)

On October 3, 2006, the common shares and subordinated notes of STA and STA ULC were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The common shares and subordinated notes were originally listed and posted for trading on the TSX as IPSs, representing one common share of STA and Cdn $3.847 principal amount of 14% subordinated notes. The IPSs will continue to be listed and posted for trading.

Pursuant to the December 15, 2006 normal course issuer bid, the Company has repurchased 56,000 IPS Units during the year ended June 30, 2007. In connection with the repurchase of these IPS Units, the Company has cancelled the repurchased IPS Units. The common share portion of the IPS's repurchased were acquired at a cost of $0.3 million.

On June 14, 2006, the Company issued 4,900,000 common shares for net proceeds of $34,583 (Cdn $38,519) pursuant to a bought deal of IPSs. On October 25, 2005, the Company issued 3,100,000 common shares for net proceeds of $20,009 (Cdn $23,810) pursuant to a bought deal private placement of IPSs.

On March 29, 2007, the Company issued 3,010,000 common shares pursuant to an equity only private placement for net proceeds of $16.2 million.

As at June 30, 2007, 23,718,554 common shares are issued and outstanding, of which 20,705, 554 are represented by IPS's , 3,000 are common shares related to IPSs that have been split by shareholders and 3,010,000 are common shares issued through an equity only private placement completed during the fiscal year. At June 30, 2006, 20,764,554 common shares were issued and outstanding, of which 20,763,554 were represented by IPS's and 1,000 were common shares related to IPSs that were split by shareholders. There are no preferred shares issued and outstanding.

The loss per share for the year ended June 30, 2007 and 2006 were calculated based on weighted average common shares outstanding of 21,503,659 and 15,085,650, respectively.

For the years ended June 30, 2007 and 2006, dividends declared totaled $11.3 million and $7.7 million, respectively. Dividends declared for the year ended June 30, 2007 consisted of $10.6 million in dividends on the Company's common stock and $0.7 million in dividends on STA Holdings' Class B common stock. Dividends declared for the year ended June 30, 2006 consisted of $6.9 million in dividends on the Company's common stock and $0.8 million in dividends on STA Holdings' Class B common stock. Dividends paid for the year ended June 30, 2007 amounted to $10.4 million and $0.7 million for the Company and STA Holdings, respectively. The remaining $1.1 million of dividends

(000's of U.S. Dollars, unless specified)

8. Common Shares (continued)

accrued at June 30, 2007 were paid on July 15, 2007. Dividends paid for the year ended June 30, 2006 amounted to $6.5 million and $0.8 million for the Company and STA Holdings, respectively. The remaining $0.9 million of dividends accrued on June 30, 2006 were paid on July 15, 2006. The accrued dividends are recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

9. Minority Interest

Prior to December 22, 2006, minority interest represented the Class B – Series One common shares of STA Holdings held by the Existing Investors and the Class B – Series Two common shares of STA Holdings issued pursuant to the STA Holdings Equity Incentive Plan (the "EIP"). The holders of the Class B common shares of STA Holdings are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by holders of the IPSs. On December 22, 2006, the Company repurchased for cancellation all of the outstanding Class B – Series One common shares held by the Existing Investors. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Upon exercise of the Negotiation Right, if the Company did not buy back the Class B – Series One common shares held by the Existing Investors, the dividend on such shares would have been increased by 10% (such enhanced dividend to the Existing Investors was referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares also provided the Company with the right (the "Redemption Right") exercisable at any time after the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares held by the Existing Investors.

The Company repurchased and cancelled all 872,652 Class B – Series One common shares held by the Existing Investors for $8.6 million (including accrued and unpaid dividends to the date of repurchase). In connection with the repurchase of the Class B – Series One common shares, the Company recorded an increase in goodwill of $2.4 million.

The Class B – Series Two common shares issued under the EIP do not have the Negotiation Right, nor are they entitled to the Enhanced Dividend. Minority interest at June 30, 2007 consists of the 345,697 Class B – Series Two common shares of STA Holdings issued and outstanding pursuant to the EIP.

10. Stock Based Compensation

The Company's Employees Incentive Plan ("EIP") provides for the issuance of stock options, stock appreciation rights, common shares, restricted shares, performance units, performance shares, deferred stock, dividend equivalents, or other stock based awards as defined in the EIP, in recognition of eligible employees accomplishments and achievement that are consistent with the Company's goals. Common shares were the only type of award granted, for the years ended June 30, 2007 and 2006. The common shares are non-transferable and subject to forfeiture if the employee does not satisfy certain conditions included in the applicable award agreement.

A maximum of 717,747 Class B-Series Two common shares are available for issuance in connection with grants of awards under the EIP. Pursuant to the EIP, STA Holdings granted 290,073 and 133,549 Class B-Series common shares for the years ended June 30, 2007 and 2006, respectively. The shares were fully vested on the grant date.

The Company recognized $1.9 million and $0.9 million in non-cash stock based compensation expense related to this grant during the years ended June 30, 2007 and 2006, respectively, based on the estimated fair value of these restricted shares on the grant date. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

In connection with the aforementioned grant of common shares, 50,760 and 27,165 restricted shares were withheld at the election of the Participants to satisfy income tax withholdings on these grants for the years ended June 30, 2007 and 2006, respectively. As such, 345,697 and 106,384 restricted shares relating to these grants remain outstanding as at June 30, 2007 and 2006, respectively.

11. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the years ended June 30, 2007 and 2006, respectively. The Company also leases certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. As the operating lease program with GE Capital started in July 2006, there was no operating lease expense for the year ended June 30, 2006. The terms of these and other leases expire at various times through 2018.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases (in 000's):

11. Lease Commitments (continued)

(000's of U.S. Dollars, unless specified)

	Facilities Leases	Vehicle Leases	Total
Year ending June 30:			
2008	$ 5,104	$ 2,096	$ 7,200
2009	4,119	2,096	6,215
2010	3,759	2,096	5,855
2011	1,868	2,096	3,964
2012 and thereafter	3,182	2,937	6,119
Total minimum payments	**$ 18,032**	**$ 11,321**	**$ 29,353**

12. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred minimal expenses related to the plan for the years ended June 30, 2007 and 2006.

13. Related Party Transactions

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's President and COO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid Coast Cities $0.2 million and $0.3 million for the years ended June 30, 2007 and 2006, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of Reilly Partners is a director of STA Holdings, the U.S. operating company. The Company did not make any payments to Reilly Partners for executive search services for the year ended June 30, 2007. The Company paid $0.1 million to Reilly Partners during the year ended June 30, 2006 for executive search services.

14. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred

14. Commitments and Contingencies (continued)

in connection with its operations. The Company maintains automobile, workers' compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $1.6 million and $1.3 million of letters of credit outstanding at June 30, 2007 and 2006, respectively. Of these amount, $0.6 million and $0.4 million are supported by cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2007 and 2006, respectively.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent school year, outstanding performance bonds aggregated $32.3 million. There are no collateral requirements for these surety bonds.

15. Foreign Currency Exchange Contracts

The Notes are denominated in Canadian dollars. As such, payment of the Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge agreement with respect to currency fluctuations on the principal amount of the Notes due upon maturity in 2016. Distributions on the IPSs are also denominated in Canadian dollars. To mitigate a portion of the exposure to currency fluctuations, STA Holdings has 57 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	12.0	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
July 2011-March 2012	9	10.0	10.9	1.1022
		58.9	69.7	

(000's of U.S. Dollars, unless specified)

15. Foreign Currency Exchange Contracts (continued)

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into certain two year Canadian dollar/ U.S. dollar collar contracts, ("Collar Contracts"), for $5.6 million in annual distributions. The Collar Contracts provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April 2007, the Company extended the collar transactions another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00.

STA Holdings was not required to deposit any collateral with regard to these contracts.

The Forward Contracts and Collar Contracts, (collectively "the Contracts"), do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Contracts is recorded in income. The fair value of the Contracts represented an asset of $6.7 million at June 30, 2007, of which $2.0 million is recorded in other current assets on the consolidated balance sheet. The Forward Contracts have a notional amount of approximately $58.9 million and have been entered into with a major Canadian bank as counterparty. The risk associated with the Contracts is the cost of replacing these instruments in the event of default by the counterparty. Management believes that this risk is remote.

16. Supplemental Cash Flow Information

The Company paid $14.2 million and $11.5 million in interest for the years ended June 30, 2007 and 2006, respectively. The Company paid $0.1 million and $0.2 million in taxes for the years ended June 30, 2007 and 2006, respectively.

17. Subsequent Events

On July 30, 2007, the Company announced an exchange offer (the "Exchange Offer") under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn $45.8 million principal amount of Notes, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate

(000's of U.S. Dollars, unless specified)

17. Subsequent Events (continued)

of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non-cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliot Coach Lines Limited and Elliot Coach Lines (Fergus) Limited (the "Elliott Acquisition"), located in Guelph, Ontario. The Elliot Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation of America Ltd., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2007. These financial statements can be found on SEDAR at www.sedar.com. Student Transportation of America Ltd.'s financial statements are prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September24, 2007. Additional information about, and the Annual Information Form filed by, Student Transportation of America Ltd., is available on SEDAR at www.sedar.com.

All references to "$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars.

Recent Developments – Exchange Offer

Student Transportation of America Ltd. ("STA" or the "Company") together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STA, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 and in connection with two subsequent offerings, one in October 2005 and one in June 2006. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). The Issuer, over the last twelve months, has taken various steps to enhance the liquidity of STA common shares and facilitate the separation of the IPSs. These steps included (i) the separate listing and posting for trading of the common shares of STA and the 14% subordinated notes of STA ULC in September 2006; (ii) the October 2006 and December 2006 TSX approval of the Company's normal course issuer bids for a portion of the issued and outstanding 14% subordinated notes and IPSs, respectively, as appropriate opportunities arise from time to time; and (iii) the issuance of 3,010,000 common shares of STA pursuant to a private placement transaction in March 2007.

As the next step in the process to enhance the liquidity of the common shares and

facilitate the separation of the IPSs, the Company announced an exchange offer (the "Exchange Offer") on July 30, 2007, under which the holders of the 14% subordinated notes of STA ULC were offered 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of 14% subordinated notes. The Exchange Offer expired on September 4, 2007, and 7,969,609 common shares of STA were issued in exchange for Cdn. $45.8 million in principal amount of 14% subordinated notes of STA ULC tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

General

STA is a corporation established under the laws of the Province of Ontario. STA was incorporated on September 22, 2004 and, for the period from September 22, 2004 to December 21, 2004, was inactive. STA together with its indirect subsidiary STA ULC, completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of 11,604,140 IPSs. Each IPS consisted of one common share of STA and Cdn. $3.847 principal amount of Subordinated Notes of STA ULC Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, separate 14% subordinated notes (the "Separate Subordinated Notes" and together with the Subordinated Notes, the "Notes") and the Issuer, through a subsidiary, entered into a bank credit facility with a group of lenders (together with the IPS Offering, the "IPS Transactions"). On January 7, 2005, the underwriters of the Company's IPS Offering exercised an overallotment option granted in connection with the IPS Offering. As part of the exercise of the overallotment option, the Issuer completed a subsequent issuance of 1,160,414 IPSs. STA and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), respectively. Certain existing investors in STA Inc. (the "Existing Investors") retained 100% of the Class B common shares of STA Holdings (the "Class B – Series One common shares") at the time of the IPS Offering.

On October 25, 2005, the Issuer sold 3,100,000 IPSs pursuant to a bought deal private placement transaction with a syndicate of underwriters (the "Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including the acquisition lines then outstanding and a portion of the term loan under the credit facility. On June 14, 2006, the Issuer sold 4,900,000 IPSs on a bought deal basis with a syndicate of underwriters (the "Bought Deal"). The net proceeds (after commissions and fees) were used to pay down existing debt on the acquisition and revolving lines of the credit facility, to fund investment requirements for new bid and contract awards for the 2006-2007 school year and for general corporate purposes. Each IPS unit consisted of one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes of STA ULC.

At any time after the 45th day following the date of original issuance or upon the occurrence of a change of control of STA ULC, holders of IPSs may separate their IPSs into the common shares and Subordinated Notes represented thereby through their broker or other financial institution. Similarly, any holder of common shares and Subordinated Notes may recombine the applicable number of common shares and principal amount of Subordinated Notes to form IPSs through their broker or other financial institution, at any time. The IPSs will be automatically separated into the common shares and Subordinated Notes upon the occurrence of any of the following: (i) with respect to any holder of IPSs, acceptance by such holder of STA ULC's offer to repurchase the Subordinated Notes represented by that holder's IPSs in connection with a change of control of STA or STA ULC; (ii) exercise by STA ULC of its right to redeem all or a portion of the

Subordinated Notes which may be represented by IPSs at the time of such redemption; (iii) the date on which the outstanding principal amount of the Subordinated Notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof; (iv) if The Canadian Depository for Securities Limited is unwilling or unable to continue as securities depository with respect to the IPSs and the Issuer is unable to find a successor depository; or (v) the continuance (without cure) of a payment default on the Subordinated Notes for 90 days.

On October 3, 2006, the common shares and Subordinated Notes represented by the IPSs were listed and posted for trading separately on the Toronto Stock Exchange ("TSX") pursuant to TSX approval. The IPSs continue to be listed and posted for trading on the TSX.

The holders of the Class B common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS received by the holders of IPS's. The Class B – Series One common shares held by the Existing Investors had the right (the "Negotiation Right"), exercisable at any time subsequent to the second anniversary of the IPS Offering, to request the Company to enter into good faith negotiations to purchase the Class B – Series One common shares held by the Existing Investors. Subsequent to the second anniversary of the IPS Offering, the dividend on the Class B – Series One common shares held by the Existing Investors would increase by 10% (such enhanced dividend entitlement to the Existing Investors is referred to as the "Enhanced Dividend"). The terms of the Class B – Series One common shares provided the Company with the right (the "Redemption Right") exercisable at any time following the second anniversary of the IPS Offering to purchase for cancellation the outstanding Class B – Series One common shares.

The Company repurchased for cancellation all of the Class B – Series One common shares on December 22, 2006. The repurchase of the Class B – Series One common shares lowered the Company's cash payment requirements by effectively eliminating the Enhanced Dividend that would have come into effect subsequent to the second anniversary of the IPS Offering. In addition, the repurchase and cancellation of the Class B – Series One common shares represented a reduction in minority interest to the Company. The repurchase of the Class B – Series One shares is deemed to be a step acquisition to the original IPS Offering transaction. The Company paid approximately $8.6 million, based on a negotiation with the Existing Investors for the repurchase of these shares which resulted in a $2.4 million increase to goodwill as at June 30, 2007.

On December 8, 2005, the shareholders of the Company approved the adoption by STA Holdings of the STA Holdings Equity Incentive Plan ("EIP"). A maximum of 717,747 Class B – Series Two common shares are available for issuance in connection with grants of awards under the EIP. During the 2006 fiscal year, STA Holdings granted 133,549 Class B – Series Two common shares pursuant to the EIP. The Company recognized $0.9 million in non-cash stock based compensation expense related to these grants during the 2006 fiscal year fourth quarter ended June 30, 2006. In connection with these grants of shares under the EIP during the 2006 fiscal year, an aggregate 27,165 shares were withheld at the election of the Participants to satisfy required tax withholdings on these grants. As such, 106,384 shares related to these grants remained outstanding as at June 30, 2006.

On July 12, 2006 and August 24, 2006, STA Holdings granted 151,740 and 138,333, Class B – Series Two common shares, respectively, pursuant to the EIP. The Company recognized $1.9 million in non-cash stock based compensation expense related to these grants during the 2007 fiscal year first quarter ended September 30, 2006. While the August 24, 2006 share grants were in respect of the achievements of management during the 2006 fiscal year, the

related compensation expense was recognized in the period in which the shares were granted pursuant to accounting rules. The issuance of Class B – Series Two common shares represented additional minority interest to the Company. In connection with these grants during the first quarter of fiscal year 2007 under the EIP, an aggregate 50,760 shares were withheld at the election of the participants to satisfy required tax withholdings on these grants. No grants under the EIP were made during the remaining quarters of the 2007 fiscal year. As such, and combined with the shares outstanding as at June 30, 2006, 345,697 shares of Class B – Series Two common shares remained outstanding as at June 30, 2007.

On December 14, 2006, STA Holdings entered into a new amended and restated credit agreement and issued new senior secured notes pursuant to a private placement, which rank pari-passu with the new amended and restated credit agreement. On December 22, 2006, the Company repurchased for cancellation all of the Class B – Series One common shares of STA Holdings. Net proceeds from the initial borrowings under the new amended and restated credit agreement and the issuance of the new senior secured notes were used to repay all outstanding amounts under the existing credit agreement (including accrued and unpaid interest) and fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase).

On December 15, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its IPSs as appropriate opportunities arise from time to time. Pursuant to the normal course issuer bid for IPSs, the Issuer intends to acquire up to 400,000 IPSs in the 12-month period commencing December 15, 2006 and ending on December 15, 2007; provided however, that in no event shall purchases under the IPS bid and the Notes bid (described below) exceed $5.0 million. STA intends to fund the purchase of any IPSs and/or Subordinated Notes under the normal course issuer bid(s) either through borrowings on its credit facility or out of available cash. Any purchase of IPSs and/or Subordinated Notes will be made at market prices and the IPSs and/or Subordinated Notes will be cancelled upon their purchase by the Issuer. During the period from December 15, 2006 through June 30, 2007, the Issuer purchased for cancellation 56,000 IPSs out of available cash. Previously, on October 17, 2006, the Issuer received approval from the TSX to make a normal course issuer bid in accordance with the requirements of the exchange for a portion of its Notes as appropriate opportunities arise from time to time in the 12-month period commencing on October 17, 2006 and ending on October 17, 2007. As at June 30, 2007, no separate purchases of the Notes have been made under the normal course issuer bid. Investors may obtain a copy of the notices filed with the TSX, without charge, by contacting investor relations at IR@sta-ips.com.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to a private placement transaction with a syndicate of underwriters (the "Common Share Private Placement"). The net proceeds (after commissions and fees) were used entirely to pay down debt on the credit facility, including borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

The Company currently holds a 98.6% interest in STA Holdings as at June 30, 2007 through its ownership of the Class A shares of STA Holdings. STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), is the fifth largest provider of school bus transportation services in North America.

Results of Operations (in 000's of US$, except per share data)

Summary Table of Financial Results

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Fiscal Year Ended June 30, 2007	Fiscal Year Ended June 30, 2006	192 Day Period Ended June 30, 2005
Revenues	$ 45,808	$ 37,860	$ 168,110	$ 132,995	$ 62,738
Costs and expenses					
Cost of operations	31,998	27,256	122,251	95,424	43,762
General and administrative	4,794	3,554	17,136	12,802	6,059
Non-cash stock compensation	-	919	1,862	919	-
Depreciation expense	5,614	4,837	18,596	14,964	8,843
Amortization expense	897	1,633	5,889	6,198	3,248
Total operating expenses	43,303	38,199	165,734	130,307	61,912
Income (loss) from operations	2,505	(339)	2,376	2,688	826
Interest expense	3,819	3,548	15,834	13,262	5,727
Unrealized gain on derivative contracts	(4,338)	(2,088)	(1,481)	(4,262)	(1,000)
Other (income) expense, net	(6)	11	(642)	52	86
Income (loss) before income taxes and minority interest	3,030	(1,810)	(11,335)	(6,364)	(3,987)
Provision (recovery) of income taxes	1,280	(1,083)	(4,391)	(2,695)	(1,418)
Minority interest	62	130	170	226	24
Net income (loss)	$ 1,688	$ (857)	$ (7,114)	$ (3,895)	$ (2,593)
Net income (loss) per share	$ 0.07	$ (0.04)	$ (0.33)	$ (0.26)	$ (0.20)

Balance Sheet Data	Fiscal Years Ended June 30, 2007	2006 (thousands of dollars)	2005
Total assets	257,985	254,179	178,650
Total long-term liabilities	148,126	139,471	112,746

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

Growth

The Company closed two acquisitions during fiscal 2007, one in July 2006 and one in

late November 2006. In addition, the Company closed six acquisitions during fiscal 2006, one in late September 2005, two in early November 2005, one in March 2006 and two during the fourth quarter of fiscal 2006, including the acquisition of Positive Connections, Inc. ("PCI") in May 2006. In addition, the Company started operations on four new bid / conversion contracts for the 2007 fiscal year, including a five year contract with the Riverside Unified School District in California ("Riverside").

The acquisition of PCI added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within the states of Illinois and Minnesota. The PCI purchase and sale agreement includes contingent purchase price payment provisions related to two additional revenue contracts that were bid prior to the close of the PCI acquisition and awarded thereafter for services for the school year commencing in September 2006. The Company has included an estimate of the contingent purchase price payment amounts in liabilities as at June 30, 2007. During the first few operating months of the 2006 – 2007 school year for the PCI terminal locations, the Company experienced higher than anticipated driver costs due to driver shortages and the transition to STA operating procedures. These driver wages are now in expected ranges, and the Company does not expect a recurrence of the higher levels during the beginning operating months of future school years.

The Riverside contract was awarded to the Company as a result of a competitive bid process where the school district replaced the incumbent operator. The Riverside contract added approximately 180 vehicles to the Company's existing business in California during the 2006-2007 school year. During the first few operating months of the 2006-2007 school year, the Company experienced higher than anticipated driver shortages and thus incurred local market wage increases. The driver shortages affected all of the private contractors in the area. The Company has continually recruited and trained potential drivers during the period. While the driver shortage has improved, the Company continued to experience higher than originally anticipated driver wages resulting from the local market wage increase implemented at the beginning of the current school year. Further, the former operator of the Riverside contract leased a facility which was used to park and maintain the buses associated with the Riverside contract. The former operator vacated the facility in June 2006, but continues to be a party to a lease agreement for the facility. The former operator has refused to entertain any sublease offers from the school district for use of this facility. As such, the Company and the school district sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year. As a result of not having such a facility, the Company outsourced the maintenance of the Riverside buses for the entire school year, which resulted in higher than originally anticipated maintenance costs. In July 2007, the Company signed new leases for two facilities in Riverside to better serve the Riverside contract. The Company anticipates the two new facilities will lead to improvements in operating and maintenance costs going forward.

The remaining growth contracts resulting from the acquisitions and bid / conversion wins for the school year that commenced in September 2006 (excluding PCI and Riverside) continue to be in line with Company expectations. Despite the higher than expected costs experienced at PCI and Riverside, management believes that both operations still represent sound operations that will be accretive to the Company on an annualized basis.

The foregoing discussion contains forward-looking statements, which involve risks and uncertainties and should be not be read as guarantees of future performance or results. See "Forward Looking Statements".

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In July 2006, the Company entered into an operating lease agreement with GE Capital to lease $5.4 million in replacement school vehicles for the 2006 – 2007 school year. In December 2006, the Company leased an additional $1.4 million in replacement school vehicles under the GE Capital operating lease agreement, Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 10% of our fleet. During fiscal year 2006, approximately 12% of our fleet was under managed contracts and there were no leased vehicles. The reduction in the percentage of our fleet operated under managed contracts and the operating lease program resulted from the general growth in our owned fleet business over the current year combined with the non-renewal of two managed services contracts in Texas and our exit from a managed services contract in California where the school district took the transportation services back in-house effective December 31, 2006. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing. While the $6.8 million lease of replacement school vehicles has been an attractive alternative to purchasing such due to the low cost of financing, it effectively accelerates expense recognition of approximately $9.3 million through operating lease payments over the six year lease term compared to depreciation of purchasing the vehicles which would then be depreciated based on usage over a period approximately 11 years.

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Revenues: Revenues for the fourth quarter of fiscal year 2007 were $45.8 million compared to $37.9 million for the fourth quarter of fiscal year 2006, representing an increase of $7.9 million, or 21.0%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year fourth quarter includes a partial quarter of operations for the two acquisitions closed in the fourth quarter of fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back-in house effective December 31, 2006.

Revenue for the fourth quarter of fiscal year 2007 also reflected approximately $1.1 million in recovery of amounts deferred at the end of the third quarter due to inclement weather experienced in the Northeast U.S., Midwest U.S. and Ontario and a teachers strike at one of our school district customers during the third quarter of the 2006 - 2007 fiscal year. Revenue for the fourth quarter of fiscal year 2006 reflected a $0.2 million recovery of amounts deferred at the end of the third quarter of the prior fiscal year due to inclement weather experienced in the Northeast U.S. during the prior year period.

The timing of acquisitions and the new bid-in contracts accounted for $6.0 million in new business growth, which was partially offset by a $1.3 million revenue reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. Additionally, the current fourth quarter includes an incremental $0.9 million revenue recovery over the prior year fourth quarter based on the make up of the weather and strike days. The remaining $2.3 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the fourth quarter of fiscal year 2007 was $32.0 million compared to $27.3 million for the fourth quarter of fiscal year 2006, an increase of $4.7 million or 17.4%. The timing of acquisitions and the new bid/conversion contracts accounted for $4.6 million of the total increase in cost of operations, which was partially offset by a $1.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.2 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel expense and operating costs, partially offset by lower insurance costs. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million due primarily to higher driver's wages associated with the incremental revenue, and decreased as a percentage of revenue to 40.4% in the fourth quarter of fiscal year 2007 from 41.7% in the fourth quarter of fiscal year 2006. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.5 million, due primarily to higher employee medical insurance and increased as a percentage of revenue to 9.9% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. Cost of fuel for the fourth quarter of fiscal year 2007, net of new business and contracts not renewed for the fiscal year 2007, was $0.3 million higher than the fourth quarter of fiscal year 2006, and as a percentage of revenue remained flat at 8.3% for the fourth quarter of fiscal year 2007 compared to the fourth quarter of fiscal year 2006. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $0.2 million to the counterparty under the fuel swap transaction during the fourth quarter of fiscal year 2007 relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the fourth quarter of fiscal year 2007. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million due to the operating lease payments made during the fourth quarter of fiscal year 2007. Insurance expense, net of new business and contracts not renewed for the fiscal year 2006, was $0.8 million lower than the prior year fourth quarter and decreased as a percentage of revenue to 2.0% in the fourth quarter of fiscal year 2007 from 4.4% in the fourth quarter of fiscal year 2006. The decrease in insurance expense related primarily to improved trends in claim accruals.

General and Administrative Expense: General and administrative expense for the fourth quarter of fiscal year 2007 was $4.8 million compared to $3.6 million for the fourth quarter of fiscal year 2006, an increase of $1.2 million or 34.9%. As a percentage of revenues, total general and administrative expense increased to 10.5% for the fourth quarter of fiscal year 2007 from 9.4% for the fourth quarter of fiscal year 2006. The acquisitions and new bid in contracts accounted for $0.2 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.1 million reduction resulting from the five contracts not included in the results for the fourth quarter of fiscal year 2007. The remaining $1.1 million

increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages of $0.6 million, primarily related to year end severance expense, higher consulting and professional fees and higher facility costs.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the fourth quarter of fiscal year 2006 was $0.9 million. This non-cash expense related to the issuance of 133,549 shares of Class B – Series Two stock of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP. There were no issuances of shares pursuant to the EIP during the fourth quarter of fiscal year 2007.

Depreciation Expense: Depreciation expense for the fourth quarter of fiscal year 2007 was $5.6 million compared to $4.8 million for the fourth quarter of fiscal year 2006, an increase of $0.8 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense decreased to 12.3% for the fourth quarter of fiscal year 2007 from 12.8% for the fourth quarter of fiscal year 2006.

Amortization Expense: Amortization expense for the fourth quarter of fiscal year 2007 was $0.9 million compared to $1.6 million for the fourth quarter of fiscal year 2006, a decrease of $0.7 million. As a percentage of revenues, amortization expense declined to 2.0% for the fourth quarter of fiscal year 2007 from 4.3% for the fourth quarter of fiscal year 2006. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

Income from Operations: Income from operations was $2.5 million for the fourth quarter of fiscal year 2007 compared to a loss from operations of $0.3 million for the fourth quarter of fiscal year 2006, an increase of $2.8 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2007 was $3.8 million compared to $3.5 million for the fourth quarter of fiscal year 2006. The increase in interest expense resulted primarily from an increase of approximately $4.2 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006.

Unrealized Gain on Derivative Contracts: Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $4.3 million for the fourth quarter of fiscal year 2007 and $2.0 million for the fourth quarter of fiscal year 2006, which primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Income (Loss) before Income Taxes and Minority Interest: Income before income taxes and minority interest was $3.0 million for the fourth quarter of fiscal year 2007 compared to a loss before income taxes and minority interest of $1.8 million for the fourth quarter of fiscal year 2006, an improvement of $4.8 million. This improvement resulted primarily from the $2.8 million increase in income from operation discussed above, and the $2.3 million increase in unrealized gain on derivative contracts, partially offset by the $0.3 million increase in interest expense.

Minority Interest: Minority interest for the fourth quarter of fiscal year 2007 and fourth quarter of fiscal year 2006 amounted to $0.1 million.

Net Income (Loss): Net income for the fourth quarter of fiscal year 2007 amounted to $1.7 million, which includes an income tax provision of $1.3 million. Net loss for the fourth quarter of fiscal year 2006 amounted to $0.9 million, and includes a recovery of income taxes of $1.0 million. Net income per common share was $0.07 for the fourth quarter of fiscal year 2007 compared to a net loss of $0.04 for the fourth quarter of fiscal year 2006.

Twelve months Ended June 30, 2007 Compared to Twelve months Ended June 30, 2006

Revenues: Revenues for the 2007 fiscal year were $168.1 million compared to $133.0 million for the 2006 fiscal year, representing an increase of $35.1 million, or 26.4%. The Company closed two acquisitions during fiscal 2007 and two acquisitions during the fourth quarter of fiscal 2006, and started operations on four new bid / conversion contracts for the 2007 fiscal year. As such, the prior fiscal year includes a partial year of operations for the acquisitions closed in fiscal 2006 and no operations for the two acquisitions that closed in fiscal 2007 and the four bid/conversion contracts won for the 2007 fiscal year. In addition, the Company did not renew four contracts for the 2007 fiscal year, closed the Texas regional office in connection with two of these non-renewals, and exited a managed services contract in California where the school district took the transportation services back in house effective December 31, 2006.

These acquisitions and new bid-in contracts accounted for $36.0 million in new business growth, which was partially offset by a $6.0 million revenue reduction resulting from the four contracts not included in the results for the 2007 fiscal year and the one managed services contract not included in the third and fourth quarters of fiscal year 2007. The remaining $5.1 million increase in revenues resulted from both contract rate increases and increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for the 2007 fiscal year was $122.3 million compared to $95.4 million for the 2006 fiscal year, an increase of $26.9 million or 28.1%. The acquisitions and new bid/conversion contracts accounted for $27.1 million of the total increase in cost of operations, which was partially offset by $4.6 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the third and fourth quarter of fiscal year 2007. The remaining $4.4 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2007, resulted primarily from increased salaries and wages, fringe benefits, fuel, operating costs and maintenance costs, partially offset by lower insurance expense. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2006, increased $1.5 million due primarily to higher driver's wages and operations wages, but decreased as a percentage of revenue to 41.4% in the 2007 fiscal year from 41.9% in the 2006 fiscal year. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2006, increased $0.8 million, due primarily to higher employee medical insurance and higher workers compensation insurance accruals, and increased slightly as a percentage of revenue to 10.3% for the 2007 fiscal year from 10.1% for the 2006 fiscal year. Cost of fuel for the 2007 fiscal year, net of new business and contracts not renewed for the fiscal year 2007, was $1.2 million higher than the 2006 fiscal year, and as a percentage of revenue increased to 8.5% for the 2007 fiscal year from 7.9% for the 2006 fiscal year. In order to mitigate the impact of fuel price volatility on the Company's results, the Company entered into a fuel swap transaction in early September 2006 to lock in the then current market price on approximately 35% of its fuel exposure, while approximately 50% to 55% of our

contracts continue to have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. While the Company entered into the fuel swap transaction to mitigate the risk of potential increases in market fuel prices, the Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the 2007 fiscal year relating to the decline in the market price of fuel since the swap was entered into. This payment has been reflected as fuel expense for the 2007 fiscal year. Operating costs, net of new business and contracts not renewed for fiscal 2007, increased $1.1 million due to the operating lease payments made during the 2007 fiscal year. Maintenance costs, net of new business and contracts not renewed for fiscal 2007, increased $0.3 million primarily due to higher parts expense during the 2007 fiscal year. Insurance costs, net of new business and contracts not renewed for fiscal 2007, decreased $0.5 million primarily due to the improved trends in claims accruals in the second half of fiscal year 2007.

General and Administrative Expense: General and administrative expense for the 2007 fiscal year was $17.1 million compared to $12.8 million for the 2006 fiscal year, an increase of $4.3 million or 33.9%. As a percentage of revenues, total general and administrative expense increased to 10.2% for the 2007 fiscal year from 9.6% for the 2006 fiscal year. The acquisitions and new bid in contracts accounted for $1.6 million of the total dollar increase in general and administrative expense, which was partially offset by a $0.5 million reduction resulting from the four contracts not included in the results for the 2007 fiscal year and one managed services contract not included in the fourth quarter of fiscal year 2007. The remaining $3.2 million increase in general and administrative expense, net of new business and contracts not renewed for the fiscal year 2006, was due primarily to higher salaries and wages of $1.5 million, which included year end severance expense of $0.5 million, associated fringe benefits of $0.3 million, professional fees of $0.9 million, travel expenses of $0.1 million and facilities costs of $0.4 million.

Non-Cash Stock Compensation: Non-cash stock compensation expense for the 2007 fiscal year was $1.9 million. This non-cash expense related to the grant of 151,740 and 138,333 shares of Class B – Series Two common shares of STA Holdings on July 12, 2006 and August 24, 2006, respectively, pursuant to the EIP. Non-cash stock compensation expense for the 2006 fiscal year was $0.9 million. This non-cash expense related to the initial issuance of 133,549 shares of Class B – Series Two of STA Holdings. These shares were issued during the fourth quarter of fiscal year 2006 pursuant to the terms of the EIP.

Depreciation Expense: Depreciation expense for the 2007 fiscal year was $18.6 million compared to $15.0 million for the 2006 fiscal year, an increase of $3.6 million, primarily related to the vehicles associated with the acquisitions and new bid/conversion contracts. As a percentage of revenues, depreciation expense declined to 11.1% for the 2007 fiscal year compared to 11.3% for the 2006 fiscal year.

Amortization Expense: Amortization expense for the 2007 fiscal year was $5.9 million compared to $6.2 million for the 2006 fiscal year, a decrease of $0.3 million. As a percentage of revenues, amortization expense declined to 3.5% for the 2007 fiscal year from 4.7% for the 2006 fiscal year. The decline in amortization expense resulted from the run out of amortization on the covenants not to compete identifiable intangible asset set up upon the initial purchase of STA Holdings in connection with the IPS Transactions.

Income from Operations: Income from operations was $2.4 million for the 2007 fiscal year compared to income from operations of $2.7 million for the 2006 fiscal year, a decrease of $0.3 million resulting from the operating line items discussed above.

Interest Expense: Interest expense for the 2007 fiscal year was $15.8 million compared to $13.3 million for the 2006 fiscal year. The increase in interest expense resulted primarily from an increase of approximately $19.5 million in the average level of outstanding debt, combined with a 100 basis point increase in interest rates for fiscal 2007 compared to fiscal 2006.

Unrealized Gain on Derivative Contracts: Unrealized gain on derivative contracts results primarily from the unrealized gain on foreign currency exchange contracts of $1.5 million for the 2007 fiscal year and $4.3 million for the 2006 fiscal year, which reflects the fair value adjustment of the foreign currency exchange contracts which formed an economic hedge of the US dollar / Canadian dollar currency exposure on the IPS distributions.

Other (Income) Expense, net: Other income for the 2007 fiscal year was $0.7 million, primarily related to realized translation gains and gains on asset disposals, partially offset by losses on the close of the Texas regional office. Other expense for the 2006 fiscal year totaled $52 thousand, primarily related to losses on asset disposals.

Loss before Income Taxes and Minority Interest: Loss before income taxes and minority interest was $11.3 million for the 2007 fiscal year compared to a loss of $6.4 million for the 2006 fiscal year, an increase of $5.0 million. This increased loss resulted primarily from the $2.8 million non cash decrease in unrealized gain on derivative contracts, the $2.6 million increase in interest expense, and the $0.3 million decrease in income from operations items discussed above (which includes the $3.3 million increase in depreciation and amortization expense and the $0.9 million increase in non cash stock compensation expense), partially offset by the $0.7 million increase in other income.

Minority Interest: Minority interest for the 2007 fiscal year and 2006 fiscal year amounted to $0.2 million.

Net Loss: Net loss for the 2007 fiscal year amounted to $7.1 million, which includes a recovery of income taxes of $4.4 million. Net loss for the 2006 fiscal year amounted to $3.9 million, and includes a recovery of income taxes of $2.7 million. The effective tax rates for the 2007 fiscal year and 2006 fiscal year were 38.7% and 42.3%, respectively. The Company has recorded $24.9 million in net future tax liabilities as at June 30, 2007, which includes $14.9 million in future tax assets primarily associated with a net operating loss carry forward. The future tax assets are expected to be realizable, and no valuation allowance has been recorded in connection with these future tax assets. Net loss per common share was $0.33 and $0.26 for the 2007 fiscal year and the 2006 fiscal year, respectively.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by borrowings on the Company's credit facility.

Investment capital spending for new bids and contracts awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. Since the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures and investment capital spending occurs in the first interim quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

On July 12, 2006, the Company closed its acquisition of Simcoe Coach Lines Ltd. ("Simcoe"), located in Sutton, Ontario. On November 30, 2006, the Company purchased the assets of H. Burley Truck and Bus Repair, Ltd and 1106593 Ontario Limited ("Burley"), located in Peterborough, Ontario. The aggregate purchase price of these acquisitions was $10.8 million. Cash used for the Simcoe and Burley acquisitions combined with the spending to date for vehicles purchased for the new revenue and bid-in contracts for the 2006 - 2007 school year reduced the fiscal 2006 year-end cash balance by approximately $5.5 million and reduced borrowing availability on the loan facilities of the credit agreement by approximately $10.8 million during the first nine months of fiscal year 2007.

In December 2006, the Company refinanced its senior debt under its existing credit agreement. The existing credit agreement had a maturity date of December 21, 2007. On December 14, 2006, the Company entered into a new amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") and concurrently completed a new issue of senior secured notes (the "Senior Secured Notes") pursuant to a private placement transaction. The Second Amended and Restated Credit Agreement has an initial commitment of approximately $75.0 million and includes a $45 million loan facility and a Cdn $33.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $75.0 million initial commitment for up to $50.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. Each lender under the Second Amended and Restated Credit Agreement shall have the option to subscribe for a portion of such increase, and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Second Amended and Restated Credit Agreement has a five year term with a maturity date of December 14, 2011. The Senior Secured Notes consist of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari-passu with borrowings under the Second Amended and Restated Credit Agreement, and also have a maturity date of December 14, 2011. Borrowings under the Second Amended and Restated Credit Agreement are collateralized by the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Second Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries. In March 2007, the Company amended the Second Amended and Restated Credit Agreement to increase the Total Leverage Ratio under the agreement from 4.6 to 4.8. In June and July 2007, the Company amended the Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement, respectively, to allow

for the prepayment of Subordinated Notes in connection with the Exchange Offering (see "Subsequent Events") resulting from the tender of Subordinated Notes of STA ULC for common shares of STA Ltd.

The combined net proceeds from the initial borrowings under the Second Amended and Restated Credit Agreement and the issuance of the Senior Secured Notes were used to refinance the outstanding borrowings under the existing credit agreement ($26.9 million in revolving and acquisition loan borrowings and $24.8 million in term loan borrowings) and to fund the $8.6 million repurchase of the Class B – Series One shares of STA Holdings on December 22, 2006.

Borrowings under the Second Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (8.25% at June 30, 2007), plus the applicable margin, which ranges from 0% to 0.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement (5.36% at June 30, 2007), plus the applicable margin, which ranges from 1.5% to 2.25% depending on STA Holdings' senior leverage ratio on the pricing date.

The Second Amended and Restated Credit Agreement and the Senior Secured Notes agreement both allow aggregate senior debt borrowings not to exceed $5.0 million in connection with the potential cash repurchase of a portion of the 14% subordinated notes outstanding and/or outstanding IPSs pursuant to the normal course issuer bids approved by the TSX.

On March 29, 2007, STA issued 3,010,000 common shares pursuant to the Common Share Private Placement. The net proceeds of $16.2 million (after commissions and fees) were used entirely to pay down debt on the credit facility, including the temporary borrowings used to fund the repurchase of the Class B – Series One common shares of STA Holdings (including accrued and unpaid dividends to the date of repurchase) discussed above and outstanding acquisition borrowings. The common shares issued are equivalent to the common shares included as the equity component of the IPS units.

During the fiscal year 2007, net cash provided by operations totaled $10.1 million, which reflects a $5.3 million use of cash for net working capital. The Company's investing activities for the fiscal year 2007 resulted in a use of cash of $20.1 million. Included in these investing activities were (i) the acquisitions of Simcoe and Burley which closed during fiscal year 2007, (ii) capital expenditures of $11.5 million and (iii) $1.5 million in proceeds on sale of equipment. The Company's financing activities for the fiscal year 2007 represented a source of cash of $7.2 million. Included in these financing activities were (i) $16.2 in net proceeds from the common share issuance completed on March 29, 2007, (ii) $35.0 million in gross proceeds from the Senior Note issuance, (iii) $8.6 million in repurchases of all of the outstanding Class B – Series One common shares of STA Holdings, (iv) $95.2 million in credit agreement borrowings (including initial borrowing under the Second Amended and Restated Credit Agreement) and $115.5 million in credit agreement repayments (including repayments on previous credit agreement of term loan principal of $24.8 million and rollover of acquisition and revolving loan facilities of $26.9 million), (v) $1.6 million in payment of transaction costs associated with the December 2006 senior debt refinancing (vi) $11.1 million in dividend payments made during the fiscal year 2007; (vii) $0.5 million in repurchases of IPSs pursuant to the normal course issuer bid and (viii) and $2.0 million in repayments on seller and other debt.

At June 30, 2007, debt outstanding under the Second Amended and Restated Credit Agreement and Senior Secured Notes were $3.7 million and $35.0 million, respectively. The

Company had approximately $70.0 million in borrowing available under the initial loan facilities of the Second Amended and Restated Credit Agreement (excluding the $50 million in additional commitments the Company may request under the Second Amended and Restated Credit Agreement). In addition, at June 30, 2007, outstanding debt included approximately $2.7 million in promissory notes due to former owners and equipment financing, and $84.2 million in Subordinated Notes and Separate Subordinated Notes. Upon expiry of the Exchange Offer on September 4, 2007, the Subordinated Notes outstanding at June 30, 2007 were reduced by Cdn. $45.8 million (see "Subsequent Events"). The Amended and Restated Credit Agreement and the Note Purchase Agreement both have a five year term with a maturity date of December 14, 2011, while the Subordinated Notes and Separate Subordinated Notes have a 12-year term and are due and payable on December 21, 2016. The promissory notes due to former owners and the equipment financing amounts have various due dates through the fiscal year 2008.

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

On July 27, 2006, the Company entered into an operating lease agreement with GE Capital to lease approximately $5.4 million in replacement school vehicles required for the 2006 – 2007 school year. The term of the lease is for six years at an implicit rate of approximately 6.7%. Annual operating lease payments will approximate $1.2 million per year for the term of the lease. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Annual operating lease payments for these additional vehicles will approximate $0.2 million per year for the term of the lease. The Company has recorded $1.1 million in operating lease expense for fiscal year 2007 associated with these leases. The Company has also entered into additional operating leases to fund a portion of its replacement vehicles for the upcoming 2007-2008 school year (see "Subsequent Events").

We operate a fleet of approximately 4,500 vehicles as at June 30, 2007, and consume substantial amounts of fuel for our operations. No assurance can be given that we will be able to adequately protect ourselves from increases in such costs other than those contractually obligated. On September 5, 2006, the Company entered into a commodity swap transaction with a financial institution to reduce the exposure to increases in market fuel prices. The commodity swap transaction fixed the price of heating oil at $2.10 per gallon for a notional amount of three million gallons for a ten month period ended on June 30, 2007. This swap transaction was designated as a hedge of the underlying exposure related to fuel purchases during the 2007 fiscal year. The amounts exchanged by the parties are calculated by reference to the notional amount and by other terms of the swap transaction. Because of the correlation between the heating oil hedge instrument and the underlying exposure of fuel purchases hedged, fluctuations in the value of the heating oil swap contract will generally be offset by changes in the value of the underlying fuel purchases. The Company paid approximately $1.1 million to the counterparty under the fuel swap transaction during the fiscal year 2007 relating to the decline in the market price of the commodity hedge instrument during the period. The Company is currently reviewing the use of a similar hedge transaction for the 2007-2008 fiscal year, but has not entered into any such transaction as of the date of this Management's Discussion and Analysis.

On July 19, 2006, the Company was awarded a contract to privatize the transportation services for the Altoona Area School District located in Altoona, Pennsylvania, (the "AASD Conversion"). The contract has a five year term commencing with the 2006-2007 school year. The AASSD Conversion is one of the largest conversions in the history of Pennsylvania and the Company's largest since inception.

On May 1, 2006, the Company completed the acquisition of Illinois-based Positive Connections, Inc. ("PCI"). The acquisition added 400 vehicles and established a new platform for operations and growth in the Midwest, adding six locations within two states, Illinois and Minnesota.

During fiscal year 2006, the Company was awarded a five year contract with the Riverside Unified School District in California ("Riverside"), commencing with the 2006-2007 school year. Under the terms of this new five year contract, the school district is responsible for the purchase of fuel.

During fiscal year 2006, the Company was awarded a new five year contract in Hudson, New Hampshire, which includes a fuel cap clause in connection with the purchase of fuel. In May 2006, the Company was awarded a new five year contract in Peterborough, New Hampshire which includes a 100 per cent customer paid fuel provision. These contracts commence with the 2006-2007 school year and are with school districts that are contiguous to several current terminal operations of the Company in the state.

The Company did not renew four contracts for the 2007 fiscal year representing approximately $7.0 million in revenue for the 2006 full fiscal year and exited another managed contract in California effective December 31, 2006. One contract for 33 buses in Oregon was lost to competitive bidding. This was the only contract the Company had in Oregon. The Company sold the used fleet utilized in the Oregon contract and has reinvested the net proceeds in school equipment for the newly attained AASD Conversion. Two contracts represented managed service contracts in Texas where the school districts owned the fleet. One of these contracts was lost to competitive bidding while the other was not renewed by the Company. Consistent with our business strategy, the Company does not believe that it is cost efficient to operate in one location in a single region. The fourth contract was located in upstate New York. The school district customer in New York owned and managed a large portion of the required vehicles internally and contracted for a portion of the required vehicles with the Company. The school district reduced the number of routes (and required vehicles) during the 2006 fiscal year, and eliminated these routes from the private contractor services the Company provided. The reduction in Company serviced routes resulted in the contract becoming economically unfeasible for the Company to continue to provide the school district services. As such, the Company decided to withdraw its acceptance of an extension of the contract. In addition, the Company exited the managed contract in California after the school district opted to take the transportation services back in-house effective December 31, 2006.

We intend to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that we are able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares.

Non-GAAP Measure - Cash Available for Distribution

The Company distributes a majority of its free cash flows from operations to (a) holders of its IPSs, with a portion of such distributions representing interest payments on its subordinated notes and a portion representing dividends on common shares and (b) to holders of common shares held separately from the IPSs. The Company believes that cash available for distribution provides a useful measure for evaluation of the Company's performance as it outlines the net cash

flow generated by the Company and which is available for distribution in the period and sustainable for the next periods. In particular, the Company believes that investors should be able to ascertain the extent to which distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada ("GAAP"). Accordingly, the Company provides a reconciliation of cash available for distribution to cash flow provided by operating activities. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Cash available for distribution, which is not a defined measure under Canadian GAAP, has been prepared by management using reasonable and supportable assumptions, all of which reflect the Company's planned courses of action given management's judgment about the most probable set of economic conditions. However, actual results may differ, perhaps materially from the assumptions made, and readers are cautioned not to place undue reliance on the calculations. The major differences between cash available for distribution and cash provided by operating activities as reported in the Company's financial statements are: (a) changes in non-cash working capital items, (b) changes in other assets and liabilities, (c) cash interest expense, (d) minority interest in cash flow of subsidiaries (dividends on the STA Holdings Class B-Series One and Class B-Series Two common stock), (e) cash interest expense other than cash interest on the IPS Subordinated Notes, and (f) maintenance capital expenditures. Maintenance capital expenditures primarily represent the amounts spent on replacement vehicles to maintain the current revenue contract base in place.

Cash Available for Distributions – reconciliation of cash flow from operations to cash available for distributions.

		Three Months Ended 6/30/07	Fiscal Year Ended 6/30/07	Fiscal Year Ended 6/30/06	192 Day Period Ended 6/30/05
Cash flows provided by operating activities		$ 8,069	$ 10,115	$ 12,803	$ 11,354
Adjustments:					
Changes in non-cash working capital items		(2,687)	5,293	247	(3,447)
Changes in other assets and liabilities		61	(410)	(98)	(14)
Cash interest expense		3,591	14,206	11,817	5,024
Less:					
Minority interest in cash flow of subsidiaries		(75)	(599)	(788)	(405)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,051)	(4,468)	(4,940)	(2,055)
Cash taxes paid		-	(89)	(179)	-
Maintenance capital expenditures, net		-	(978)	(5,084)	(1,345)
Cash Available for Distributions	US$	$ 7,908	$ 23,070	$ 13,778	$ 9,112
Cash Available for Distributions	**$Cdn**	**$ 9,142**	**$ 27,252**	**$ 16,716**	**$ 11,185**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,789	$ 11,168	$ 8,347	$ 3,644
Dividends on IPS common shares	$Cdn	2,882	11,538	8,348	3,630
Dividends on common shares		418	558	-	-
Total Distributions	**$Cdn**	**$ 6,089**	**$ 23,264**	**$ 16,695**	**$ 7,274**

Cash available for distributions for the three and twelve months ended June 30, 2007 is translated into Canadian dollars at weighted average rates of Cdn $1.1561 and $1.1813 to U.S. $1.00, respectively. The Company entered into a five-year Canadian dollar / U.S. dollar forward

contract for distributions associated with the IPSs issued in connection with the IPS Offering. In June 2006, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for distributions associated with the IPSs issued as part of the Bought Deal and the Cdn $0.02 increase in distributions on the IPSs issued as part of the IPS Offering. The collar transactions provide the Company with the ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April, the Company extended the collar transaction another 6 months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to U.S. $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund a portion of the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

The operations of STA Inc. historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the summer season break combined with a majority of replacement capital expenditures occurring in the first quarter of the fiscal year. The subsequent quarters of the fiscal year generate excess cash, as schools are in session and due to the fact that the majority of replacement capital expenditures have already been purchased. Due to this seasonality, the Company views available cash flow on an annualized basis.

In July 2006, the Company entered into an operating lease program with GE Capital for the replacement vehicles put into service during the first quarter of the 2007 fiscal year, thus reducing its maintenance capital expenditures by $5.4 million, and resulting in the improvement in cash available for distributions. On December 21, 2006, the Company leased an additional $1.4 million in replacement school vehicles for the 2007 – 2008 school year. The term of the lease for these additional 2007-2008 fiscal year vehicles is six years at an implicit rate of 5.8%. Payments related to these operating leases totaled $1.1 million for the 2007 fiscal year. The operating lease program was not in effect during the 2006 fiscal year. Historically, the Company has purchased its replacement vehicles, the majority of which occur during the first quarter of each fiscal year.

The Company's operations and earnings are primarily in U.S. dollars while distributions to holders of its IPSs and common shares are made in Canadian dollars. Cash available for distribution to common share holders and IPS holders is reported in Canadian dollars for the benefit of investors, designated by Cdn$.

Distributions for the 2007 fiscal year were $19.2 million (Cdn $22.7 million) in the aggregate. These distributions include dividends on the STA common share component of the IPS units and interest payments on the Subordinated Notes component of the IPS units (for both IPSs and IPSs that have been separated by holders). Dividends on the common shares issued pursuant to the Common Share Private Placement on March 29, 2007 amounted to $0.5 million (Cdn $0.6 million) for the 2007 fiscal year. In addition, STA Holdings declared dividends on its outstanding Class B common stock aggregating $0.6 million for the 2007 fiscal year.

Outstanding Share Data

As at June 30, 2007, the Company had 23,718,554 common shares issued and outstanding, of which 20,705,554 are represented by IPSs, 3,000 are common shares related to

IPSs that have been separated by shareholders and 3,010,000 represent the common shares issued on March 29, 2007 pursuant to the Common Share Private Placement. On September 4, 2007, the Company issued an additional 7,969,609 common shares in connection with the Exchange Offer (see "Subsequent Events"). Pursuant to the Exchange Offer, at September 12, 2007, the Company had 31,688,163 common shares issued and outstanding (including common shares which form part of IPSs) and 11,411,261 IPSs outstanding. Each IPS represents one common share of STA and Cdn $3.847 principal amount of 14% Subordinated Notes.

Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and lease obligations. The following table shows our contractual obligations and commitments related to our outstanding indebtedness as at June 30, 2007 and the related payment period by period due (in thousands of dollars).

	6/30/07 Balance	FYE 6/08	FYE 6/09	FYE 6/10	FYE 6/11	FYE 6/12	Thereafter
Second Amended and Restated Credit Agreement	$ 3,650	$ -	$ -	$ -	$ -	$ 3,650	$ -
Senior Secured Notes	35,000	-	-	-	-	35,000	-
Subordinated Notes and Separate Subordinated Notes	84,161	-	-	-	-	-	84,161
Seller debt	2,695	2,296	275	95	29	-	-
Equipment financing	16	16	-	-	-	-	-
	$ 125,522	$ 2,312	$ 275	$ 95	$ 29	$ 38,650	$ 84,161

The Company expects to be able to renew or refinance the various loan facilities as they become due at then current market rates.

We lease certain facilities under non-cancelable operating leases. Rent expense totaled $3.8 million and $3.1 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. The terms of these leases and other operating leases expire at various times through 2018.

We lease certain school vehicles under non-cancelable operating leases with GE Capital. Operating lease expense totaled $1.1 million for the fiscal year ended June 30, 2007. These leases have a six year term and expire in 2012. The operating lease program with GE Capital started in July 2006 and there were no leased vehicles under such program prior to that time.

The following represents future minimum rental payments and operating lease payments under non-cancelable operating leases (in thousands of dollars):

	Facilities Leases	Vehicle Leases	Total
Year Ended			
2008	$ 5,104	$ 2,096	$ 7,200
2009	4,119	2,096	6,215
2010	3,759	2,096	5,855
2011	1,868	2,096	3,964
2012 and thereafter	3,182	2,937	6,119
Total Minimum Payments	$ 18,032	$ 11,321	$ 29,353

We have employment agreements with certain key employees, providing for minimum aggregate annual compensation of $2.0 million in each calendar year. Additionally, certain of such employment agreements provide for various incentive compensation payments as determined by the Company's board of directors and severance provisions upon termination and/or change in control as defined in such agreements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$ / US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. There have been no material changes to the Company's exposure to the abovementioned market risks during fiscal year 2007.

As at June 30, 2007, our material variable rate borrowings included our outstanding borrowings under the credit agreement. As at June 30, 2007, we had $3.7 million in outstanding indebtedness related to the credit agreement. A 100 basis point increase in interest rates, applied to these borrowings as at June 30, 2007, would result in an approximate $40 thousand annual increase in interest expense or corresponding reduction in cash flow.

In connection with the IPS Offering and subsequent offerings, we are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated distributions from STA., Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated distributions on IPSs and common shares will be paid in Canadian dollars. In order to minimize the impact of fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, at the time of the IPS Offering we entered into a five year Canadian dollar / U.S. dollar forward contract at a rate of Cdn $1.2275 to US $1.00 for the total amount of currently anticipated monthly IPS distributions through January 2010. The Company has entered into new forward contracts on a quarterly basis as contracts related to the initial five year agreement expire. At June 30, 2007, the Company had 57 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2007-June 2008	12	11.9	14.7	1.2275
July 2008-June 2009	12	11.9	14.7	1.2275
July 2009-June 2010	12	12.0	14.7	1.2224
July 2010-June 2011	12	13.1	14.7	1.1171
July 2011-March 2012	9	10.0	10.9	1.1022
		58.9	69.7	

Subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, the Company entered into a two year Canadian dollar / U.S. dollar collar contract for $5.6 million in annual distributions. The collar transactions provide the Company with the

ability to purchase Canadian dollars at an exchange rate between Cdn $1.0400 and $1.1540 to U.S. $1.00. In April 2007, the Company extended the collar transaction another six months through January 2009 at an exchange rate between Cdn $1.1000 and $1.1740 to US $1.00. Based on the forward contracts and the collar contracts, the Company currently has contracts in place for approximately 60% of currently anticipated distributions for the next five years and 85% of currently anticipated distributions through January 2009. The Company intends to fund the remaining amount of currently anticipated distributions with cash flows from the Company's Canadian operations, as we continue to grow our Canadian dollar cash flows via the execution of our growth strategy in Canada.

At June 30, 2007, STA Holdings had unrealized foreign exchange gains on the open forward currency exchange contracts totaling $6.7 million. If STA Holdings had liquidated the contracts and realized a gain, it would be further exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar with respect to the current level of monthly distributions on the IPSs.

We are also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation to the impact of fuel price volatility on the Company's results, approximately 50% to 55% of the Company's revenue contracts have some form of fuel protection against price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.

Summary of Quarterly Results

	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	4th Qtr 2006	1st Qtr 2007	2nd Qtr 2007	3rd Qtr 2007	4th Qtr 2007
Revenues	$ 19,844	$ 35,358	$ 39,933	$ 37,860	$ 26,116	$ 46,938	$ 49,248	$ 45,808
Net income (loss)	$ (1,426)	$ (1,177)	$ (435)	$ (857)	$ (6,146)	$ (2,414)	$ (242)	$ 1,688
Net income (loss) per share	$ (0.11)	$ (0.08)	$ (0.03)	$ (0.04)	$ (0.30)	$ (0.12)	$ (0.01)	$ 0.07

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual Financial and Interim Filings*, the Chief Executive Officer and Chief Financial Officer of the Issuer evaluated the effectiveness of the Issuer's disclosure controls and procedures

(as defined in Multilateral Instrument 52-109) as at June 30, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Issuer's disclosure controls and procedures were effective as at June 30, 2007 to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, would be made known to them by others within those entities.

Internal Controls over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are, however, continually improving our infrastructure and controls.

Transactions with Related Parties

The Company utilizes Coast Cities Truck Sales, Inc. ("Coast Cities"), a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. Coast Cities also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. Coast Cities is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid $0.2 million and $0.3 million to Coast Cities during the 2007 fiscal year and 2006 fiscal year, respectively.

The Company utilizes Reilly Partners Inc. ("Reilly Partners"), an executive search firm, to assist in the placement of select management personnel. Robert Reilly, the Chairman and founding partner of Reilly Partners is a director of STA Holdings, the US operating company. The Company did not make any payments to Reilly Partners during the 2007 fiscal year for executive search services. The Company paid $0.1 million to Reilly Partners during the 2006 fiscal year for executive search services.

Subsequent Events

On July 30, 2007, the Company announced the Exchange Offer, under which the Company offered holders of Notes 0.67 common shares of STA in exchange for each Cdn $3.847 principal amount of Notes of STA ULC. The Exchange Offer is part of a long term strategy to increase the liquidity in the Company's equity securities. The Exchange Offer expired as scheduled on September 4, 2007. Pursuant to the expiry of the Exchange Offer, the Company issued 7,969,609 common shares in exchange for Cdn. $45.8 million principal amount of Notes tendered in connection with the Exchange Offer, representing 51% of the aggregate principal amount of subordinated notes then outstanding.

On July 30, 2007, the Company announced that it had signed new leases for two facilities in Riverside, California. The Company and the school district both sought a parking and maintenance facility for the Riverside buses throughout the 2006-2007 school year, and the Company operated the contract without such a facility for the entire school year, having to

outsource the maintenance of the Riverside buses for the entire school year. The Company anticipates using these two new facilities for parking and maintenance which should lead to improvements in operating and maintenance costs going forward.

In July and August 2007, the Company entered into additional operating leases with GE Capital to lease approximately $5.2 million in replacement school vehicles for the upcoming 2007-2008 school year. The term of these leases is six years at an implicit rate of 6.7%. Annual operating lease payments on these additional leases will approximate $1.1 million per year for the term of the leases.

During July 2007, STA Holdings granted 150,403 Class B – Series Two common shares pursuant to the EIP. The Company will recognize non cash stock based compensation expense related to these grants during the quarter ended September 30, 2007. The issuance of Class B – Series Two common shares represents additional minority interest to the Company.

On September 6, 2007, the Company closed its acquisition of all of the equity interests of Fred Elliott Coach Lines Limited and Elliott Coach Lines (Fergus) Limited (the "Elliott Acquisition") located in Guelph, Ontario. The Elliott Acquisition is expected to add approximately 230 vehicles and approximately Cdn $12 million in revenue on an annualized basis to the Canadian operations.

On September 19, 2007, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $ 1.0060 to hedge approximately Cdn $1.2 million of the monthly IPS distributions from April 2012 through June 2012.

Forward Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Issuer's and the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to under "Risk Factors" such as the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business

objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Issuer and the Company believe to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Issuer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they pertain to future events. Management bases these estimates on historical experience and on various other assumptions that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Recent Accounting Prouncements. The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, "Financial Instruments-Recognition and Measurement", CICA 3865, "Hedges" CICA 3862, "Financial Instruments-Disclosure", CICA 3863, "Financial Instruments-Presentation" and CICA 1530, "Comprehensive Income", which must be applied by the Company for its fiscal year beginning on July 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 3862 provides standards for disclosures about financial instruments, the risks associated with them and how the entity manages those risks. CICA 3863 prescribes standards for presentation of financial instruments and non-financial derivatives. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of such standards.

Goodwill and Other Identifiable Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually

or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter. If the carrying amount of goodwill or trade names exceeds their fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived based on the trading value of the Company's equity securities and by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consists of contracts rights. Contract rights, which includes customer relationships, are amortized on a straight-line basis over an estimated useful life of 21 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customer lives. Covenants not to compete are amortized on a straight line basis over an estimated useful live of 2 to 5 years. Amortization of intangible assets amounted to \$5.9 million and \$6.2 million for the fiscal year ended June 30, 2007 and June 30, 2006, respectively. Changes in the aforementioned assumptions could have a significant impact on the impairment testing and amortization expense recorded.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lives asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. As at June 30, 2007, we had approximately \$5.1 million in recorded insurance reserves. These reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. STA Holdings has issued Class B – Series Two common shares pursuant to the EIP during fiscal years 2006 and 2007 and intends to issue further shares in the future. During fiscal 2006 and fiscal 2007, the Company recognized \$0.9 million and \$1.9 million, respectively, in non cash stock based compensation based on the estimated fair value on the date of grant of the shares

issued. The Class B – Series Two common shares are not traded in an active market and have certain restrictions on their transferability. Stock based compensation expense associated with the issuance of Class B-Series Two common shares of STA Holdings has been based upon third party valuation reports prepared for the Company. The third party valuation of the estimated fair value of the Class B - Series Two common shares issued included significant assumptions related to future cash flows of the Company, the fair value of STA's common shares and the illiquidity of the Class B – Series Two common shares. The Class B – Series Two common shares issued were fully vested at the date of grant and since the fair value of these shares was estimated at the grant date, there will be no changes in future periods relating to the past share grants made.

Income Taxes. Income taxes have been computed utilizing the liability approach. Future income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Future tax assets and liabilities are determined by using substantially enacted tax rates expected to be in effect when the taxes will actually be paid or refunds received. A valuation allowance is recorded when the expected recognition of a future tax income asset is not considered to be more likely than not. The recorded future income tax liability results from a difference between the book and tax basis of certain transportation, other equipment and intangible assets.

Accounting for Derivatives and Hedging Activities. The Company generally accounts for derivatives on an accrual basis. Derivatives that are not hedges are recorded at fair value on the balance sheet. Changes in fair value are recorded in the income statement. If the derivative is designated as a hedge, the fair value is recorded in the income statement when the hedged item is recognized in income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking these transactions. The Company assesses, both at inception and on an ongoing basis, whether the derivative is highly effective as a hedge.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Issuer and the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Issuer and our business operations. If any of these risks actually occur, the Issuer's business, financial conditions, results of operations and cash flow could be adversely affected, in which case, the trading prices of the common shares and the IPSs and the underlying Common Shares and Subordinated Notes would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their

services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The replacement of school vehicles will be dependent on contract retention and renewal and future replacement of school vehicles will be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, the assumed level of maintenance capital expenditures will be zero, or significantly different. In addition, future expenditures will also depend on future vehicle pricing, negotiation ability with regards to future vehicles pricing and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although approximately 500 of our employees in 8 different locations, out of a total of over 5,000 employees in 76 locations, are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute

indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; the possibility that we pay more than the acquired company or assets are worth; the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of assimilating the operations and personnel of the acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; the inability to integrate, train, retain and motivate key personnel of the acquired business; the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. The Company had 50 contracts that were up for renewal for the 2007 fiscal year. The approximate percentages of fiscal 2007 revenue that are up for renewal in fiscal years 2008 and 2009 are 21% and 16%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control.

Risks Related to the Capital Structure

The Issuer is Dependent on the Company for all cash available for distributions

STA and STA ULC are dependent on the operations and assets of the Company through the ownership of common and preferred shares, respectively. Cash distributions to the holders of IPSs, Common Shares and Subordinated Notes will be dependent on the ability of the Company to make dividend payments on its common shares held by STA and on its preferred shares held by STA ULC. The actual amount of cash available for payments to holders of Subordinated Notes and distribution to holders of the IPSs, Common Shares or Subordinated Notes will depend upon numerous factors relating to the business of the Company, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available for STA ULC to make payments to holders of Subordinated Notes and to STA for distributions to holders of Common

Shares. While STA ULC is contractually obligated to make interest payments on the Subordinated Notes, cash distributions by STA on the common shares and the Common Share component of an IPS are not guaranteed and will fluctuate with the performance of the business of the Company. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in Canada and does not have a standardized meaning prescribed by Canadian CAAP. See "Cash Available for Distribution"

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Issuer's future growth and its cash flow. In addition, the Issuer may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STA and STA ULC may not receive dividends from the Company provided for in the dividend policy the board of directors of the Company adopted or any dividends at all

STA's only source of cash flow for payment of dividends on the Common Shares is distributions on its equity ownership of the Company. The board of directors of the Company may, in its discretion, amend or repeal the initial dividend policy. The Company's board of directors may decrease the level of dividends provided for in this initial dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of the Company, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of the Company may deem relevant. The Indenture, the Second Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments, including, if the Company defers interest on the Subordinated Notes under the Indenture, restrictions on the payment of dividends until the Company has paid all deferred interest, together with accrued interest thereon.

In addition, the Company's after-tax cash flow available for dividend and interest payments would be reduced if the Subordinated Notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the Subordinated Notes could be treated as a dividend and would not be deductible by the Company for U.S. federal income tax purposes. The Company's inability to deduct interest on the Subordinated Notes could materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. If this were to occur, the Company's after-tax cash flow available for dividend and interest payments may be reduced.

Subject to restrictions set forth in theIindenture, the Issuer may defer the payment of interest to holders for a significant period of time

Prior to December 21, 2009 the Issuer may, subject to restrictions set forth in the Indenture, defer interest payments on the Subordinated Notes on one or more occasions for up to an aggregate period of 24 months. In addition, after December 21, 2009, the Issuer may, subject to certain restrictions, defer interest payments on the Subordinated Notes on eight occasions for up to eight months on each occasion. Deferred interest will bear interest at the same rate as the Subordinated Notes. For any interest deferred during the first five years, the Issuer is not

obligated to pay any deferred interest until December 21, 2008, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time. For any interest deferred after December 21, 2009, the Issuer is not obligated to pay all of the deferred interest until maturity, provided that all deferred interest and accrued interest thereon must be paid in full prior to deferring interest on a subsequent occasion, so a holder of IPSs or Subordinated Notes may be owed a substantial amount of deferred interest that will not be due and payable until such time.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution

The Subordinated Notes are denominated in Canadian dollars, and payment of the Subordinated Notes upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of the Subordinated Notes upon maturity in 2016. The distributions to common share holders and to holders of IPSs and the underlying Common Shares and Subordinated Notes are denominated in Canadian dollars. Conversely, substantially all of the Issuer's revenue and expenses, together with distributions received from the Company are denominated in U.S. dollars. As a result, the Issuer will be exposed to currency exchange rate risks.

Although the Company (i) entered into a five year arrangement consisting of 60 monthly forward foreign exchange contracts at the time of the IPS Offering and subsequently entered into additional arrangements as contracts related to the initial five year agreement expire and (ii) and entered into additional arrangements subsequent to the issuance of additional IPS units in connection with the June 14, 2006 Bought Deal, with respect to approximately 60% of currently anticipated monthly IPS distributions for the next five years and approximately 85% of currently anticipated monthly IPS distributions through January 2009, and that STA intends to fund the remaining amount of currently anticipated monthly IPS distributions with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly distributions, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the transactions described above and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Issuer's financial condition, results of operations and cash flow and may adversely affect the Issuer's cash distributions.

The restrictive covenants in the Second Amended and Restated Credit Agreement, the Note Purchase Agreement, and the Subordinated Note Indenture could impact the Company's business and affect its ability to pursue its business strategies

The Second Amended and Restated Credit Agreement, Note Purchase Agreement and the Subordinated Note Indenture both feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;
- sell assets;

- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Second Amended and Restated Credit Agreement and Note Purchase Agreement include other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, including STA ULC prepaying the Subordinated Notes, while debt under the Second Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Second Amended and Restated Credit Agreement and Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Second Amended and Restated Credit Agreement or in the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Second Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Second Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to clear all borrowings outstanding under that facility together with accrued interest and other fees, to be immediately due and payable which would result in an Event of Default under the Subordinated Note Indenture.

The U.S. Internal Revenue Service may challenge the characterization of the Subordinated Notes as debt

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the expected U.S. federal income tax consequences of holding the IPSs will not be interpreted or changed in a manner, which adversely affects Non-U.S. Holders.

No statutory, judicial or administrative authority directly addresses the treatment of the IPSs or the Subordinated Notes, or instruments similar to the IPSs or the Subordinated Notes, for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IPSs and the Subordinated Notes are uncertain. On closing of the IPS Offering, the Private Placement of IPSs in October 2005 and the Bought Deal for IPSs in June 2006, the Company received opinions from the Company's counsel to the effect that the acquisition of an IPS should be treated as the acquisition of the Common Share and Subordinated Notes as separate securities, and that the Subordinated Notes should be classified as debt for U.S. federal income tax purposes. The Company intends to continue to deduct interest on such Subordinated Notes for tax purposes. However, the IRS or the courts may take the position that the IPSs are a single security classified as equity, or that the Subordinated Notes are properly classified as equity for U.S. federal income tax purposes, which could adversely affect the amount, timing and character of income, gain or loss in respect of a holder's investment in IPSs or Subordinated Notes, and materially increase the Company's taxable income and, thus, the Company's U.S. federal and applicable state income tax liability. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Company's ability to

make interest or dividend payments on the Subordinated Notes and the common shares owned by STA and may affect the Company's ability to continue as a going concern.

In addition, such a re-characterization may cause Non-U.S. Holders to be subject to U.S. federal withholding or estate taxes with respect to the Subordinated Notes and the Company could be liable for withholding taxes on any interest payments previously made to Non-U.S. Holders. Payments to foreign holders would not be grossed-up for any such taxes.

Status of the Subordinated Notes as debt may be put at risk in the future as a result of a change in law or administrative or judicial rulings issued in the future and, in such event, the Company may need to consider the effect of such developments on the determination of the Company's future tax provisions and obligations.

There is no active public market for the Common Shares and Subordinated Notes and holders may have limited liquidity

Although the Common Shares and the Subordinated Notes are listed and posted for trading on the TSX, they do not currently have an active trading market. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares, including the Exchange Offer, there is no guarantee that an active trading market will emerge. Moreover, some of the steps taken to increase the liquidity of the Common Shares, including the Exchange Offer, will reduce the liquidity of the IPSs and the Subordinated Notes. If the Subordinated Notes represented by the IPSs mature or are redeemed or repurchased, the IPSs will be automatically separated. Each of BMO Nesbitt Burns Inc. and CIBC World Markets Inc. ("CIBC") has previously advised us that it intends to make a market in the Subordinated Notes subject to customary market practice and applicable legal and regulatory requirements and limitations. However, neither BMO Nesbitt Burns Inc. nor CIBC is obligated to do so and may discontinue any such activities, if commenced, at any time and without notice. Moreover, if and to the extent that BMO Nesbitt Burns Inc. and/or CIBC makes a market for the Subordinated Notes, there can be no assurance that such market would provide sufficient liquidity for any holder of any such securities.

For further discussion of the foregoing and other risk factors reference should be made to the Company's Annual Information Form, a copy of which can be obtained at www.sedar.com.

,

Form 52-109F1 - Certification of Annual Filings

I, Denis J. Gallagher, the Chief Executive Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the annual period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 24, 2007

"Denis J. Gallagher"

Title: Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Patrick J. Walker, the Chief Financial Officer of Student Transportation of America Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Student Transportation of American Ltd., (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 24, 2007.

"Patrick J. Walker"

Title: Chief Financial Officer

STUDENT TRANSPORTATION REPORTS
FISCAL 2007 FOURTH QUARTER AND YEAR END RESULTS

Toronto, Ontario, September 24, 2007 – Student Transportation of America Ltd. (TSX: STB, STB.UN) ("STA") today reported financial results for the fiscal year and fourth quarter ended June 30, 2007. All financial results are reported in U.S. dollars except as otherwise noted.

Revenue increased 26.4% to $168.1 million for fiscal 2007. Similarly, revenue in the fourth quarter increased 21% to $45.8 million compared to $37.9 million in the same period last year.

EBITDAR* for the fiscal year grew 22.3% to $30.3 million compared to $24.8 million in fiscal 2006. EBITDAR for the fourth quarter increased 38.5% to $9.7 million from $7.1 million in the comparable period last year. STA posted net income of $1.7 million in the fourth quarter of fiscal 2007 compared to a net loss of $0.9 million for the fourth quarter of fiscal 2006. Net loss for fiscal year 2007 and fiscal year 2006 amounted to $7.1 million and $3.9 million, respectively. The increase in net loss for fiscal 2007 resulted primarily from a $2.8 million non-cash decrease in unrealized gains on derivative contracts. In addition, the net loss for fiscal 2007 reflects $9.4 of interest paid to IPS note holders as part of their distributions and non cash expense items such as minority interest, non cash stock compensation expense, amortization of deferred financing costs, depreciation and amortization expense.

The Company generated cash available for distributions of C$27.3 million (US$23.1 million) for the fiscal year ended June 30, 2007. Distributions paid during the fiscal year totalled C$23.2 million (US$19.7 million). For the fourth quarter of fiscal 2007, cash available for distributions was C$9.2 million (US$7.9 million) compared to C$6.6 million (US$5.5 million) in the same period last year. Distributions paid during the fourth quarter totalled C$6.1 million compared to C$4.7 million last year. Cash flows from operations for fiscal year 2007 and fiscal year 2006 totaled $10.1 million and $12.8 million, respectively.

"We are pleased with our results for the past year. We continue to increase our base of operations and build our regions. We anticipate another good year of growth in revenues and improved cash flows for fiscal 2008. Over the last two and a half years since our IPO, we have just about doubled our revenues and our cash available for distributions. We have increased our number of shareholders, lowered our cost of capital and begun the process to convert to a common share company with an attractive qualified dividend of C$0.56 per share." said Denis J. Gallagher, Chairman and Chief Executive Officer. "Our plans for fiscal 2008 are to continue our growth in Canada and the U.S. witnessed recently by our new acquisition in Ontario and additional contract awards in the U.S.".

STA's overall performance this past year enabled the Company to raise capital to continue its growth program. During the fiscal year, the company raised a total of C$20 million in its first ever common share (TSX: STB) private placement offering and secured $35 million dollars in senior secured notes at 5.9% fixed rate for five years.

The Company's securities, known as IPS's, (Income Participating Securities), consist of one common share and one subordinated note per unit .The Company will continue to make the transition to a common share company through future offerings of common shares, and is reviewing another exchange offering of common shares for subordinated notes as well as potentially exercising the call feature on its subordinated notes in December 2009.

Subsequent Events

On September 5th, Student Transportation of Canada ("STC"), an operating subsidiary of STA, announced that it had acquired the Elliott Coach Lines ("Elliott") group of companies, a local school bus operator based in Guelph, Ontario. Elliott added more than 230 vehicles, C$12 million in annualized revenue and three locations to STC's Ontario operations. The acquisition will increase the company's Canadian cash flows.

The Company also announced that C$45.8 million or 51% of aggregate principal amount of subordinated notes of STA ULC were tendered to its previously announced exchange offer which expired on September 4, 2007. As a result of the exchange, the Company will have a majority of common shares outstanding versus IPS units and will have reduced its total debt by approximately C$45.8 million.

Reconciliation of Net Income and EBITDAR

(Amounts in 000's)	Three Months Ended 6/30/07	Three Months Ended 6/30/06	Fiscal Year Ended 6/30/07	Fiscal Year Ended 6/30/06
Net income (loss)	$ 1,688	$ (857)	$ (7,114)	$ (3,895)
Add back:				
Recovery of future taxes	1,280	(1,083)	(4,391)	(2,695)
Minority interest	62	130	170	226
Other (income) expense, net	(6)	11	(642)	52
Unrealized loss (gain) on derivative contracts	(4,338)	(2,088)	(1,481)	(4,262)
Non-cash stock compensation	-	919	1,862	919
Severance	452	-	452	-
Interest expense	3,819	3,548	15,834	13,262
Amortization expense	897	1,633	5,889	6,198
Depreciation expense	5,614	4,837	18,596	14,964
Operating lease expense	277	-	1,124	-
EBITDAR	$ 9,745	$ 7,050	$ 30,299	$ 24,769

Reconciliation of cash flow provided by operations to Cash Avavilable for Distributions (Amounts in 000's)		Three Months Ended 6/30/07	Three Months Ended 6/30/06	Fiscal Year Ended 6/30/07	Fiscal Year Ended 6/30/06
Cash flows provided by operating activities		$ 8,069	$ 7,003	$ 10,115	$ 12,803
Adjustments:					
Changes in non-cash working capital items		(2,687)	(3,302)	5,293	247
Changes in other assets and liabilities		61	120	(410)	(98)
Non-operating cash flows		(17)	-	(480)	-
Cash interest expense		3,591	3,229	14,206	11,817
Subtotal		9,017	7,050	28,724	24,769
Less:					
Minority interest in cash flow of subsidiaries		(75)	(215)	(599)	(788)
Interest expense (other than noncash and IPS Subordinated Notes)		(1,051)	(1,264)	(4,468)	(4,940)
Non-operating cash flows		17	-	480	-
Cash taxes paid		-	-	(89)	(179)
Maintenance capital expenditures, net		-	(88)	(978)	(5,084)
Cash Available for Distributions	US$	$ 7,908	$ 5,483	$ 23,070	$ 13,778
Cash Available for Distributions	**$Cdn**	**$ 9,142**	**$ 6,570**	**$ 27,252**	**$ 16,716**
Total Distributions					
Interest on IPS Subordinated Notes	$Cdn	$ 2,789	$ 2,356	$ 11,168	$ 8,347
Dividends on IPS common shares	$Cdn	2,882	$ 2,381	11,538	8,348
Dividends on common shares		418	-	558	-
Total Distributions	**$Cdn**	**$ 6,089**	**$ 4,737**	**$ 23,264**	**$ 16,695**

Student Transportation's annual financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor website at www.sta-ips.com. .

Conference Call & Webcast

Management will host a conference call and live audio webcast to discuss Student Transportation's performance for the fiscal year and fourth quarter ended June 30, 2007 at 11 a.m. ET on September 25, 2007. The call can be accessed by dialing 416-849-9305 or 1-866-838-4337. The audio webcast will be archived at www.sta-ips.com. A taped rebroadcast will be available until 12 a.m. ET on October 2, 2007. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and enter the passcode 590685#.

Annual Meeting of Investors

STA will hold its Annual General Meeting on Wednesday, November 14, 2007 at 2 p.m. ET at the TSX Gallery located at The Exchange Tower at 130 King Street West in Toronto. The meeting will also be webcast live at STA's web site at www.sta-ips.com.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

*** Non-GAAP Measures**

EBITDAR is a non-GAAP financial measure, but management believes it is useful in measuring STA's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers. EBITDAR represents earnings before interest, taxes, depreciation, amortizations, operating lease expense, severance expense and non cash items such as minority interest, unrealized gain / loss on foreign currency exchange contracts, and non cash stock compensation expense, and other income / loss.

Cash available for distributions is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Investors are cautioned that cash available for distribution, as calculated by the Company, is unlikely to be comparable to similar measures used by other issuers.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties,

and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

FIRST AMENDMENT TO NOTE PURCHASE AGREEMENT

This FIRST AMENDMENT TO THE NOTE PURCHASE AGREEMENT is dated as of July 23, 2007 (this "**Amendment**"), among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the "**Issuer**"), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. ("**Holdings**"), a Delaware corporation, STUDENT TRANSPORTATION OF AMERICA LTD. ("**Parent**"), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada, LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada, those persons from time to tome entered into the register as holders of the Notes by proper endorsement and delivery (each a "**Noteholder**" and collectively the "**Noteholders**") and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the "**Trustee**").

PRELIMINARY STATEMENTS

A. The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006 (the "**Note Purchase Agreement**"); and

B. The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to amend the restrictions on the prepayment of the subordinated notes issued by Student Transportation of America ULC ("**STA ULC**") and Holdings pursuant to the Subordinated Note Indenture and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 Section 11.1 of the Note Purchase Agreement is hereby amended by inserting the following sentence at the end of the first sentence:

> Notwithstanding the foregoing, STA ULC may prepay all or a portion of the subordinated notes issued by STA ULC and Holdings pursuant to the Subordinated Note Indenture through an exchange of such subordinated notes for newly issued common

shares of the Parent; provided that (i) such exchange transaction has a non-cash impact (other than costs and expenses incurred in connection with such transaction, such costs and expenses not to exceed Cdn$600,000) on the Parent and its Subsidiaries and (ii) STA ULC shall immediately upon such exchange cause such subordinated notes to be cancelled by the trustee under the Subordinated Note Indenture.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Amendment, the Issuer, Holdings and Parent hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article III.

Section 3.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Issuer, Holdings and Parent of this Amendment are within the Issuer's, Holdings' and Parent's powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Issuer's, Holdings' or Parent's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Issuer, Holdings' or Parent; or

(c) result in, or require the creation or imposition of, any Lien on any of the Issuer's, Holdings' or Parent's properties.

Section 3.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Issuer, Holdings or Parent of this Amendment.

Section 3.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Issuer, Holdings and Parent enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1 Effectiveness. This Amendment shall become effective upon execution and delivery by the Issuer, Holdings, Parent, the Trustee and the Noteholders.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1 Ratification of and References to the Note Purchase Agreement. Except for the amendments expressly set forth above, the Note Purchase Agreement and each other Security Document is hereby ratified, approved and confirmed in each and every respect. The Issuer, Holdings and Parent hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement as amended hereby; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of the Issuer, Holdings and Parent thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Note Purchase Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement being sufficient to refer to the Note Purchase Agreement as amended hereby.

Section 5.2 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4 No Other Amendments. Except for the amendments expressly set forth above, the text of the Note Purchase Agreement and the other Security Documents shall remain unchanged and in full force and effect, and the Noteholders and the Trustee expressly reserve the right to require strict compliance with the terms of the Note Purchase Agreement and the other Security Documents.

Section 5.5 Costs and Expenses. The Issuer agrees to pay on demand all costs and expenses of or incurred by the Trustee in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Trustee and the Noteholders.

Section 5.6 Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By Patrick J. Walker
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By Patrick J. Walker
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF AMERICA LTD.

By Patrick J. Walker
Name PATRICK J. WALKER
Title CFO

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

By ______________________________
Name **John M. Wahl**
Title **Corporate Trust Officer**

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

By ______________________________
Name
Title

LONDON LIFE INSURANCE COMPANY, as a Noteholder

By ______________________________
Name
Title

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

By ______________________________
Name
Title

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

By ______________________________ Steve Theofanis
Name Managing Director
Title Private Fixed Income

Manh Pham
Managing Director
Private Fixed Income

LONDON LIFE INSURANCE COMPANY, as a Noteholder

By ______________________________
Name
Title

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

By ______________________________
Name
Title

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

By ______________________________
Name
Title

LONDON LIFE INSURANCE COMPANY, as a Noteholder

By ______________________________
Name Glenn Hubert
Title Authorized Signatory

Andrew Robertson
Authorized Signatory

THIRD AMENDMENT AND CONSENT TO
SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This THIRD AMENDMENT AND CONSENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT is dated as of August 31, 2007 (this *"Amendment"*), among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada, Inc., an Ontario Corporation (the *"Canadian Borrower"*), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and Harris N.A. (*"Harris"*), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrower, the guarantors party thereto (the *"Guarantors"*), the financial institutions listed on the signature pages thereof as Lenders and the Administrative Agent have heretofore entered into that certain Second Amended and Restated Credit Agreement, dated as of December 14, 2006 (as amended through the Second Amendment thereto dated as of June 29, 2007, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrower have asked the Lenders and the Administrative Agent to amend the definition of Adjusted EBITDA and to consent to the Elliott Acquisition and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 *Use of Defined Terms.* Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 The definition of *"Adjusted EBITDA"* contained in Section 5.1 of the Credit Agreement is hereby amended by inserting immediately prior to the phrase *"provided further"* appearing therein, the following:

> "*plus* for the fiscal quarter ending June 30, 2007, severance amounts equal to $452,389.06".

ARTICLE III
CONSENT

Pursuant to Section 8.9(i) of the Credit Agreement the Borrower has requested that the Lenders consent to the acquisition (the *"Elliott Acquisition"*) by the Borrower of all of the equity interests of Fred Elliott Coach Lines Limited, an Ontario corporation and Elliott Launch Lines (Fergus) Limited, an Ontario corporation (collectively, the *"Target"*). In that connection, the Borrower has provided the Lenders with certain information regarding the Target and the Elliott Acquisition, including a copy of the basic terms and conditions, as set forth in the presentation to the Lenders dated August 22, 2007. The Lenders hereby consent to the Elliott Acquisition; *provided* that the Borrower complies with the requirements of Section 8.9(i) of the Credit Agreement in connection with the Elliott Acquisition except with respect to clause (II)(A) thereof the Borrower need only comply with Sections 8.25 and 8.26 on a *pro forma* basis. The Borrower confirms that it will comply with its obligations under the Credit Agreement with respect to the delivery of Collateral, including without limitation, those contained in Section 4 of the Credit Agreement relating to its obligation to cause any new Subsidiary to pledge it assets to secure the Obligations and Hedging Liability and to become a Guarantor under the Credit Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1 Credit Agreement Representations. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, the Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article IV.

Section 4.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower, the Canadian Borrower and STA Holdings of this Amendment are within the Borrower's, the Canadian Borrower's and STA Holdings' powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Borrower's, the Canadian Borrower's or STA Holdings' constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, the Canadian Borrower or STA Holdings; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, the Canadian Borrower's or STA Holdings' properties.

Section 4.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or

other Person is required for the due execution, delivery or performance by the Borrower, the Canadian Borrower or STA Holdings of this Amendment.

Section 4.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, the Canadian Borrower and STA Holdings enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE V
CONDITIONS PRECEDENT

Section 5.1 Effectiveness. This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors, the Administrative Agent, and the Required Lenders.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.1 Ratification of and References to the Credit Agreement. Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 6.2 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 6.3 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 6.4. *No Other Amendments.* Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 6.5. *Costs and Expenses.* The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 6.5 *Governing Law.* THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC., as Borrower and Guarantor

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF CANADA INC., as Canadian Borrower

By [signature]
Name PATRICK J. WALKER
Title CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By Patrick J. Walker
Name Patrick J. Walker
Title CFO

HARRIS N.A., as L/C Issuer and as
Administrative Agent

By [signature]
Name William Thomson
Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a
U.S. Lender

By [signature]

Name William Thomson

Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________________

Name ______________________________

Title ______________________________

Robert M. Reeg
Duly Authorized Signatory

CIBC INC., as a U.S. Lender

By ______________________

Name Dominic J. Sorresso

Title Executive Director

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By [signature]

Name Ben Ciallella

Title Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ____________________

Name ~~Chint Kulkarni~~ TIM THOMAS

Title ~~Executive Director~~ Managing Director

GE CANADA FINANCE HOLDING COMPANY, as a Canadian Lender

By ______________________

Name NICK LALANI

Title DULY AUTHORIZED SIGNATORY

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This SECOND AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT is dated as of June 29, 2007 (this *"Amendment"*), among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada, Inc., an Ontario Corporation (the *"Canadian Borrower"*), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and Harris N.A. (*"Harris"*), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrower, the guarantors party thereto (the *"Guarantors"*), the financial institutions listed on the signature pages thereof as Lenders and the Administrative Agent have heretofore entered into that certain Second Amended and Restated Credit Agreement, dated as of December 14, 2006 (as amended by the First Amendment thereto dated as of March 23, 2007, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrower have asked the Lenders and the Administrative Agent to amend the restrictions on the prepayment of the Subordinated Notes and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1 Section 8.12 of the Credit Agreement is hereby amended by (a) renumbering subclause (ix) as new clause (x), (b) deleting the word *"and"* appearing at the end of clause (viii) and (c) inserting new subclause (ix) immediately following subclause (viii) as follows:

> (ix) STA ULC may prepay all or a portion of the Subordinated Notes through an exchange of such Subordinated Notes for newly issued common stock of the Parent; *provided* that

(i) such exchange transaction has a non-cash impact (other than costs and expenses incurred in connection with such transaction) on the Parent and its Subsidiaries and (ii) STA ULC shall immediately upon such exchange cause such Subordinated Notes to be cancelled by the Trustee under the Subordinated Note Indenture; and

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Credit Agreement Representations. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, the Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower, the Canadian Borrower and STA Holdings of this Amendment are within the Borrower's, the Canadian Borrower's and STA Holdings' powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene the Borrower's, the Canadian Borrower's or STA Holdings' constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, the Canadian Borrower or STA Holdings; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, the Canadian Borrower's or STA Holdings' properties.

Section 3.3 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, the Canadian Borrower or STA Holdings of this Amendment.

Section 3.4 Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, the Canadian Borrower and STA Holdings enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE IV
CONDITIONS PRECEDENT

Section 4.1 Effectiveness. This Amendment shall become effective upon execution and delivery by the Borrower, the Canadian Borrower, the Guarantors, the Administrative Agent, and the Required Lenders.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1 Ratification of and References to the Credit Agreement. Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4. No Other Amendments. Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.5. Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.5 Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF CANADA INC., as
Canadian Borrower

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC., as Guarantor
STUDENT TRANSPORTATION OF AMERICA ULC, as Guarantor
SANTA BARBARA TRANSPORTATION CORPORATION, as Guarantor
STA OF CONNECTICUT, INC., as Guarantor
GOFFSTOWN TRUCK CENTER INC., as Guarantor
RICK BUS COMPANY, as Guarantor
STA OF NEW JERSEY, INC., as Guarantor
STA OF PENNSYLVANIA, INC., as Guarantor
STA TRANSPORTATION OF PITTSBURGH, INC., as Guarantor
NORTH BEND BUS COMPANY, INC., as Guarantor
SOUTHWEST STUDENT TRANSPORTATION LC, as Guarantor
KRISE BUS SERVICE, INC., as Guarantor
STUDENT TRANSPORTATION OF VERMONT, INC., as Guarantor
DAIL TRANSPORTATION INC., as Guarantor
RALPH PRITCHARD SCHOOLBUSES, INC., as Guarantor
STA OF NEW YORK, INC., as Guarantor
LEDGEMERE TRANSPORTATION, INC., as Guarantor
JAMES O. SACKS, INC., as a Guarantor
POSITIVE CONNECTIONS, INC., as a Guarantor
POSITIVE CONNECTIONS LEASING CORP., as a Guarantor
BYRD YEANY BUSING, INC., as a Guarantor
HUDSON BUS LINES, INC. , as a Guarantor
MCCRILLIS TRANSPORTATION, INC., as a Guarantor
ALTOONA STUDENT TRANSPORTATION, INC., as a Guarantor

By Patrick J. Walker
Name ______________________
Title ______________________

HARRIS N.A., as L/C Issuer and as
Administrative Agent

By [signature]
Name William Thomson
Title Vice President

BMO CAPITAL MARKETS FINANCING, INC., as a U.S. Lender

By ______________________

Name William Thomson

Title Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a U.S. Lender

By ______________________________

Name Robert M. Reeg

Title Duly Authorized Signatory

CIBC INC., as a U.S. Lender

By ____________________

Name **Dominic J. Sorresso**

Title **Executive Director**

CIBC World Markets Corp.

Authorized Signatory

CIBC INC.

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By B. Ciallella

Name Ben Ciallella

Title Vice President

CANADIAN IMPERIAL BANK OF COMMERCE, as a Canadian Lender

By ______________________________

Name Chint Kulkarni TIM THOMAS

Title Executive Director Managing Director

GE CANADA FINANCE HOLDING COMPANY, as a Canadian Lender

By ______________________

Name NICK LALANI

Title Duly Authorized Signatory

For Immediate Release

STUDENT TRANSPORTATION TO HOLD FISCAL 2007 AND FOURTH QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Toronto, Ontario – September 21, 2007 – Student Transportation of America Ltd. ("STA" or the "Company") (TSX: STB, STB.UN) today announced it will hold a conference call and live audio webcast on Tuesday, September 25, 2007 at 11 a.m. (ET) to discuss its financial results for the fiscal year and fourth quarter ended June 30, 2007.

A news release announcing Student Transportation's results will be issued prior to the call.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing 416-849-9305 or 1-866-838-4337. The audio webcast will be archived at www.sta-ips.com.

A taped rebroadcast will be available until Tuesday, October 2, 2007 at 12 a.m. To access the rebroadcast, please dial 416-915-1035 or 1-866-245-6755 and enter the passcode 590685#

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit www.sta-ips.com.

###

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE SEPTEMBER 2007 DISTRIBUTION

Toronto, Ontario – September 19, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB, STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on October 15, 2007 to holders of record of IPSs at the close of business on September 28, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on October 15, 2007 to holders of record at the close of business on September 28, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from September 1 to September 28, 2007.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Caisse de dépôt et placement du Québec

COMMUNIQUÉ
DE PRESSE

POUR PUBLICATION IMMEDIATE
CNW

LA CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC PARTICIPE À L'OFFRE D'ÉCHANGE DE STUDENT TRANSPORTATION OF AMERICA LTD.

Montréal, le 11 septembre 2007 – La Caisse de dépôt et placement du Québec (la « Caisse ») annonce qu'elle a participé à l'offre publique d'échange (l'« Offre ») de Student Transportation of America Ltd. (TSX: STB) (« STA » ou la « Compagnie »).

L'Offre portait sur la totalité des billets subordonnés portant intérêt au taux de 14 % de Student Transportation of America ULC (« STA ULC »), une filiale en propriété exclusive de la Compagnie moyennant un prix d'échange de 0,67 action ordinaire de STA par tranche de 3,847 $ de capital de billets subordonnées de STA ULC.

Dans le cadre de cette Offre, la Caisse a échangé un billet subordonné qu'elle détenait d'une valeur de 10 000 000 $ en 1 741 616 actions ordinaires de STA, représentant 5,50 % des actions ordinaires en circulation de la Compagnie.

La Caisse rappelle qu'elle détient également 2 000 000 de titres participatifs et à revenu (les « titres participatifs ») de STA ULC. Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847 $, portant intérêt au taux de 14 % de STA ULC ainsi que 1 867 500 actions ordinaires de STA.

À la suite de cette opération et en tenant compte des actions ordinaires de STA comprises dans les titres participatifs, la Caisse détiendrait 5 609 116 actions ordinaires de STA, soit 17,70 % des actions de cette catégorie en circulation sur une base partiellement diluée.

Cette opération a été effectuée à des fins d'investissement et la Caisse pourrait accroître ou diminuer son investissement dans STA selon les conditions du marché ou d'autres facteurs pertinents.

- 30 -

Source et information :
Annie Vallières
Relations avec les médias
Tél : 514 847-5493

Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal (Québec) H2Z 2B3

DÉCLARATION SELON LE SYSTÈME D'ALERTE

EN VERTU DE LA NORME CANADIENNE 62-103

a) La dénomination et l'adresse de l'initiateur

Caisse de dépôt et placement du Québec (la « Caisse »)
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3

b) La désignation et le nombre ou le nominal des titres et le pourcentage de participation de l'initiateur dans la catégorie des titres dont l'initiateur a acquis la propriété ou le contrôle dans l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse, avec indication du fait qu'il a acquis la propriété ou le contrôle

Dans le cadre d'une offre publique d'échange portant sur la totalité des billets subordonnés, portant intérêt au taux de 14 %, de Student Transportation of America ULC («STA ULC»), une filiale en propriété exclusive de Student transportation of América («STA») et moyennant un prix d'échange de 0,67 action ordinaire de STA par tranche de 3,847 $ de capital de billets subordonnées de STA ULC, la Caisse a échangé un billet subordonné qu'elle détenait d'une valeur de 10 000 000 $ en 1 741 616 actions ordinaires de STA, représentant 5,50 % des actions ordinaires en circulation de la Compagnie.

La Caisse a acquis la propriété des 1 741 616 actions ordinaires de STA faisant l'objet de la présente déclaration.

c) La désignation et le nombre ou le nominal des titres et le pourcentage de participation de l'initiateur dans la catégorie de titres immédiatement après l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse

La Caisse rappelle qu'elle détient également 2 000 000 de titres participatifs et à revenu (les « titres participatifs ») de STA ULC. Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847$, portant intérêt au taux de 14% de STA ULC. La Caisse détient de plus 1 867 500 actions ordinaires de STA.

À la suite de cette opération et en tenant compte des actions ordinaires de STA comprises dans les titres participatifs, la Caisse détiendrait 5 609 116 actions ordinaires de STA, soit 17,70% des actions de cette catégorie en circulation sur une base partiellement diluée.

d) La désignation et le nombre ou le nominal des titres et le pourcentage de titres en circulation de la catégorie visée en (c) sur lesquels

i) l'initiateur, seul ou avec des alliés, possède la propriété et le contrôle;

La Caisse a acquis la propriété des 1 741 616 actions ordinaires de STA faisant l'objet de la présente déclaration.

La Caisse rappelle qu'elle détient également 2 000 000 de titres participatifs et à revenu (les « titres participatifs ») de STA ULC. Chaque titre participatif est une unité composée d'une action ordinaire de STA et d'un billet subordonné d'une valeur de 3,847$, portant intérêt au taux de 14% de STA ULC.

La Caisse détient de plus 1 867 500 actions ordinaires de STA.

ii) l'initiateur, seul ou avec des alliés, possède la propriété, alors que le contrôle est détenu par d'autres personnes ou sociétés que l'initiateur ou des alliés;

S/O

iii) l'initiateur, seul ou avec des alliés, possède ou partage le contrôle, sans posséder la propriété;

S/O

e) Le marché sur lequel l'opération ou l'événement donnant lieu à l'obligation de déposer le communiqué de presse a eu lieu

Bourse de Toronto.

f) L'objectif poursuivi par l'initiateur et ses alliés en effectuant l'opération ou en réalisant l'événement donnant lieu au communiqué de presse, notamment tout plan d'acquérir la propriété ou le contrôle d'autres titres de l'émetteur assujetti

Cette opération a été effectuée à des fins d'investissement et la Caisse pourrait accroître ou diminuer son investissement dans STA selon les conditions du marché ou d'autres facteurs pertinents.

g) La nature générale et les conditions importantes de toute convention, autres que les conventions de prêt, concernant les titres de l'émetteur assujetti qui a été conclue entre l'initiateur, ou l'un de ses alliés, et l'émetteur des titres ou toute autre entité à l'occasion de l'opération ou de l'événement donnant lieu au communiqué de presse, notamment les conventions concernant l'acquisition, la conservation ou la disposition des titres, ou l'exercice du droit de vote qui leur est afférent

S/O.

h) Le nom de tous les alliés concernant l'information prévue dans la présente annexe

S/O.

i) Dans le cas d'une opération ou d'un événement qui n'a pas eu lieu sur une bourse ou sur un autre marché représentant le marché officiel pour les titres, notamment l'émission d'actions nouvelles, la nature et la valeur de la contrepartie payée par l'initiateur.

S/O

j) S'il y a lieu, une description de tout changement dans un fait important déclaré dans un communiqué de presse établi antérieurement par l'entité selon les règles du système d'alerte ou selon la partie 4 à propos des titres de l'émetteur assujetti.

S/O

En date du 11 septembre 2007

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Par : ______________________

Soulef Hadjoudj
Conseillère juridique

Caisse de dépôt et placement du Québec

PRESS RELEASE

FOR IMMEDIATE RELEASE
CNW

THE CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC PARTICIPATES IN THE EXCHANGE OFFER OF STUDENT TRANSPORTATION OF AMERICA LTD

Montreal, September 11, 2007 – The Caisse de dépôt et placement du Québec (the "Caisse") announces that it has participated in the Student Transportation of America Ltd. (TSX: STB) ("STA" or the "Company") exchange offer (the "Offer").

Under the Offer, the Company offered holders of 14% subordinated notes of Student Transportation of America ULC ("STA ULC"), a wholly-owned subsidiary of the Company, 0.67 common shares of STA in exchange for each $3.847 principal amount of subordinated notes of STA ULC.

Caisse exchanged its $10,000,000 of subordinated notes of STA ULC into 1,741,616 common shares of STA, representing 5.50% of the outstanding common shares of the Company.

The Caisse also holds 2,000,000 income participating securities ("IPS units") of STA ULC. Each IPS unit consists of one common share of STA and $3.847 principal amount of 14% subordinated notes of STA ULC and 1,867,500 common shares of STA.

Pursuant to this transaction, and taking into account the common shares that are included in the IPS units that are held by it, the Caisse now holds 5,609,116 common shares of STA, representing 17.70% of the outstanding common shares of that class on a partially diluted basis.

This operation was made for investment purposes and the Caisse could increase or reduce its investment in STA according to market conditions or other relevant factors.

- 30 -

Sources and information:
Annie Vallières
Media Relations
Tel. 514 847-5493

Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal (Québec) H2Z 2B3

EARLY WARNING REPORT PURSUANT

TO NATIONAL INSTRUMENT 62-103

1. Name and address of the offeror:

Caisse de dépôt et placement du Québec (« Caisse »)
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances:

Student Transportation of America («STA» or the «Company») offered holders of 14% subordinated notes of Student Transportation of America ULC («STA ULC»), a wholly-owned subsidiary of the Company, 0.67 common shares of STA in exchange for each $3.847 principal amount of subordinated notes of STA ULC.

Caisse exchanged its $10,000,000 of subordinated notes of STA ULC into 1,741,616 common shares of STA, representing 5.50 % of the outstanding common shares of the Company.

Caisse acquired the ownership of those common shares of STA.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file this report:

The Caisse also holds 2,000,000 income participating securities ("IPS units") of STA ULC. Each IPS unit consists of one common share of STA and C$3.847 principal amount of 14% subordinated notes of STA ULC and 1,867,500 common shares of STA.

Pursuant to this transaction, and taking into account the common shares that are included in the IPS units that are held by it, the Caisse now holds 5,609, 116 common shares of STA, representing 17.70 % of the outstanding common shares of that class on a partially diluted basis.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control;

Caisse acquired the ownership of the 1,741,616 common shares of STA.

The Caisse also holds 2,000,000 income participating securities ("IPS units") of STA ULC. Each IPS unit consists of one common share of STA and C$3.847 principal amount of 14% subordinated notes of STA ULC and 1,867,500 common shares of STA.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

N/A

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

N/A

5. The name of the market in which the transaction or occurrence that gave rise to this report took place:

Toronto Stock Exchange.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

This transaction was made for investment purposes and Caisse could increase or decrease its investments in STA depending on market conditions or any other relevant factor.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A.

8. **The names of any joint actors in connection with the disclosure required by this report:**

   N/A.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and**

   N/A.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:**

   N/A

DATED this 11TH day of September 2007.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Par : ______________________________

Soulef Hadjoudj
Legal Counsel

MATERIAL CHANGE REPORT

1. *Reporting Issuer:*

Student Transportation of America Ltd. ("STA")
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

- and -

Student Transportation of America ULC
("STA ULC", and together with STA, the "Issuer")
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

2. *Date of Material Change:*

September 4, 2007

3. *Press Release:*

Attached as Schedule "A" is a copy of the press release relating to the material change, which was disseminated by CNW Group on September 4, 2007.

4. *Summary of Material Change:*

On September 4, 2007, the Issuer announced that Cdn $45.8 million aggregate principal amount of subordinate notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer") and that the Exchange Offer terminated at 5:00 p.m. EDT on September 4, 2007 and will not be extended.

5. *Full Description of Material Change:*

On September 4, 2007, the Issuer announced that Cdn $45.8 million aggregate principal amount of subordinate notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer") and that the Exchange Offer terminated at 5:00 p.m. EDT on September 4, 2007 and will not be extended.

Under the Exchange Offer, the Issuer offered holders of subordinated notes of STA ULC ("Notes") 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

STA has also announced that, as all conditions of the Exchange Offer have been satisfied, it has taken up and accepted for payment, all Notes so deposited, which represent approximately 51% of the issued and outstanding Notes on a fully diluted basis. Payment for Notes taken up on September 4, 2007 will be made on or before September 7, 2007.

As a result of the exchange, the company will have a majority of common shares (TSX: STB) outstanding versus IPS units and will have reduced its total debt by approximately $45.8 million.

The Issuer also announced that STA has achieved a 22% compounded annual growth rate of revenues for the past five years and has paid 31 consecutive monthly dividends since the Company's IPO in December 2004. Based on the September 4, 2007 closing price of the common shares, the dividend yield is approximately 8.2%.

Wellington West Capital Markets advised the Company on the exchange offer.

Please refer to the press release attached to this report as Schedule "A".

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:*

Not applicable.

7. *Omitted Information:*

Not Applicable.

8. *Executive Officer:*

The following executive officer of STA and STA ULC is knowledgeable about the material change and this report:

Denis J. Gallagher
Chief Executive Officer
Student Transportation of America Ltd.
Student Transportation of America ULC
(732) 280-4200

9. *Date of Report:*

September 11, 2007

SCHEDULE "A"

STUDENT TRANSPORTATION OF AMERICA ANNOUNCES EXPIRY OF EXCHANGE OFFER

51% of Aggregate Principal Amount of Subordinated Notes Tendered

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – September 4, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that Cdn $45.8 million aggregate principal amount of subordinated notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer"). The Exchange Offer terminated at 5:00 p.m. EDT today, and will not be extended.

Under the Exchange Offer, STA offered holders of subordinated notes of STA ULC ("Notes") 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

STA has also announced that, as all conditions of the Exchange Offer have been satisfied, it has taken up and accepted for payment, all Notes so deposited, which represent approximately 51% of the issued and outstanding Notes on a fully diluted basis. Payment for Notes taken up today will be made on or before September 7, 2007. As a result of the exchange, the company will have a majority of common shares (TSX: STB) outstanding versus IPS units and will have reduced its total debt by approximately $45.8 million.

"We are pleased the exchange offer was widely received by Unitholders. STA has always had a common share as part of the IPS unit. We believe this exchange and the eventual exchange of the balance of the notes, which are callable in December 2009, will create common share liquidity and provide shareholders with an attractive monthly Canadian qualified dividend as well as participation in the continued growth of the company," said Denis J. Gallagher, Chairman and Chief Executive Officer for STA. "The IPS structure was a good vehicle for us to enter the public market in 2004 but it is not well understood by many investors outside of the institutional investment community. This exchange will simplify our capital structure, enhance liquidity and allow us to attract new shareholders," added Gallagher.

STA has achieved a 22% compounded annual growth rate of revenues for the past five years and has paid 31 consecutive monthly dividends since the Company's IPO in December 2004. Based on today's closing price of the common shares, the dividend yield is approximately 8.2%.

Wellington West Capital Markets advised the Company on the exchange offer.

Further information regarding the Exchange Offer is available in the Exchange Offer circular, which is available on SEDAR at www.sedar.com.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

REVISED

SEDAR PROFILE # 21418

DATE: September 10, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Student Transportation of America Ltd.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	**Annual General**
2.	Security Description of Voting Issue :	Common/Legended
3.	CUSIP Number :	878151109/ 878151208
	ISIN :	CA8781511099/CA8781512087
4.	Record Date for Notice of Meeting :	September 27, 2007
	Record Date for Voting :	September 27, 2007
5.	Meeting Date :	November 14, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for Student Transportation of America Ltd.

Student Transportation of Canada Inc.

STUDENT TRANSPORTATION ANNOUNCES ACQUISITION IN WELLINGTON COUNTY

Continues to Increase Canadian Dollar Cash Flows

Toronto, ON, September 5, 2007 – Student Transportation of Canada ("STC"), an operating subsidiary of Student Transportation of America ("STA") (TSX: STB), announced that it has entered into an agreement to acquire the Elliott Coach Lines group of companies, a local school bus operator based in Guelph, Ontario. Elliott Coach Lines ("Elliott") will add more than 230 vehicles, Cdn $12 million in annualized revenue and three locations to STC's Ontario operations. Closing is expected to occur before close of business September 6, 2007. While the purchase price was not disclosed, management expects the deal to be immediately accretive.

"This is a great acquisition and increases our Canadian dollar operating cash flows as well as adds to our regional density outside the greater Toronto area. It also strengthens our position for future growth in Ontario and beyond," said Denis J. Gallagher, Chairman and Chief Executive Officer of STC. "We are very pleased that the Elliott companies, after 50 years of quality service, have partnered with STC and we look forward to continuing the tradition of service excellence they have been providing in the Wellington County area. With the start of the new school season underway, we are pleased to have such a fine operation fit so well with our dedicated group of drivers," added Mr. Gallagher.

Alluence Capital Advisors Inc. based in Mississauga, Ontario assisted the Company with the transaction.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows,

performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Computershare

2007 NOV 14 P 2:20

SEDAR PROFILE # 21418

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

DATE: September 4, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Student Transportation of America Ltd.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual Special
2.	Security Description of Voting Issue :	Common/Income Participating Securities
3.	CUSIP Number :	86337Y107/86387Y206
	ISIN :	CA86387Y1079/CACA86387Y2069
4.	Record Date for Notice of Meeting :	September 27, 2007
	Record Date for Voting :	September 27, 2007
5.	Meeting Date :	November 14, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for Student Transportation of America Ltd.

Student Transportation of America

STUDENT TRANSPORTATION OF AMERICA ANNOUNCES EXPIRY OF EXCHANGE OFFER

51% of Aggregate Principal Amount of Subordinated Notes Tendered

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – September 4, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that Cdn $45.8 million aggregate principal amount of subordinated notes of STA ULC had been validly deposited to its previously announced exchange offer (the "Exchange Offer"). The Exchange Offer terminated at 5:00 p.m. EDT today, and will not be extended.

Under the Exchange Offer, STA offered holders of subordinated notes of STA ULC ("Notes") 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

STA has also announced that, as all conditions of the Exchange Offer have been satisfied, it has taken up and accepted for payment, all Notes so deposited, which represent approximately 51% of the issued and outstanding Notes on a fully diluted basis. Payment for Notes taken up today will be made on or before September 7, 2007. As a result of the exchange, the company will have a majority of common shares (TSX: STB) outstanding versus IPS units and will have reduced its total debt by approximately $45.8 million.

"We are pleased the exchange offer was widely received by Unitholders. STA has always had a common share as part of the IPS unit. We believe this exchange and the eventual exchange of the balance of the notes, which are callable in December 2009, will create common share liquidity and provide shareholders with an attractive monthly Canadian qualified dividend as well participation in the continued growth of the company," said Denis J. Gallagher, Chairman and Chief Executive Officer for STA. "The IPS structure was a good vehicle for us to enter the public market in 2004 but it is not well understood by many investors outside of the institutional investment community. This exchange will simplify our capital structure, enhance liquidity and allow us to attract new shareholders," added Gallagher.

STA has achieved a 22% compounded annual growth rate of revenues for the past five years and has paid 31 consecutive monthly dividends since the Company's IPO in December 2004. Based on today's closing price of the common shares, the dividend yield is approximately 8.2%.

Wellington West Capital Markets advised the Company on the exchange offer.

Further information regarding the Exchange Offer is available in the Exchange Offer circular, which is available on SEDAR at www.sedar.com.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE AUGUST 2007 DISTRIBUTION

Toronto, Ontario – August 22, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on September 17, 2007 to holders of record of IPSs at the close of business on August 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on September 17, 2007 to holders of record at the close of business on August 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from August 1 to August 31, 2007.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America Announces Exchange Offer

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – July 30, 2007 – Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.
- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;
- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

THE SECURITIES OFFERED PURSUANT TO THE EXCHANGE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

MATERIAL CHANGE REPORT

1. *Reporting Issuer:*

   Student Transportation of America Ltd. ("STA")
   250 Yonge Street, Suite 2400
   Toronto, Ontario
   M5B 2M6

   - and -

   Student Transportation of America ULC
   ("STA ULC", and together with STA, the "Issuer")
   250 Yonge Street, Suite 2400
   Toronto, Ontario
   M5B 2M6

2. *Date of Material Change:*

   July 30, 2007

3. *Press Release:*

   Attached as Schedule "A" is a copy of the press release relating to the material change, which was disseminated by CNW Group on July 30, 2007.

4. *Summary of Material Change:*

   On July 30, 2007, the Issuer announced that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which the Issuer will offer holders of subordinated notes of STA ULC 0.67 common shares of STA in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security). The Exchange Offer will expire on September 4, 2007, subject to the Issuer's right to extend the Exchange Offer.

5. *Full Description of Material Change:*

   Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

   The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.

- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;

- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;

- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and

- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:*

Not applicable.

7. *Omitted Information:*

Not Applicable.

8. *Executive Officer:*

The following executive officer of STA and STA ULC is knowledgeable about the material change and this report:

Denis J. Gallagher
Chief Executive Officer
Student Transportation of America Ltd.
Student Transportation of America ULC
(732) 280-4200

9. *Date of Report:*

August 3, 2007

SCHEDULE "A"

Student Transportation of America Announces Exchange Offer

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – July 30, 2007 – Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.
- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;
- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

THE SECURITIES OFFERED PURSUANT TO THE EXCHANGE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

Student Transportation of America

For Immediate Release

STUDENT TRANSPORTATION RECEIVES $600,000 GRANT FOR CLEAN AIR CNG VEHICLES

Wall, NJ – July 31, 2007 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) reported it has received a U.S. $600,000 grant toward the purchase of Compressed Natural Gas ("CNG") vehicles for its Riverside, California operations. The grant which was awarded from the South Coast Air Quality Management District ("SCAQMD") will be applied to reduce the purchase price of new CNG vehicles servicing the Riverside United School District in California.

"We are pleased the SCAQMD has allowed STA to participate in this program and to receive these funds which reflects the differential purchase cost between a CNG school bus and a comparable diesel-powered school bus. These vehicles are manufactured by Blue Bird Corporation and we are grateful for their commitment to this program", said Denis J. Gallagher, CEO of STA.

"STA is committed to be one of the leaders in providing safe transportation with vehicles that improve the air quality in this environmentally sensitive area", Gallagher added. "We will continue to work with our customers, State and Federal agencies for grants relating to clean air solutions." CNG is domestically produced and available to consumers through the existing utility infrastructure. It is cleaner burning and produces fewer harmful emissions than reformulated gasoline or diesel when used in natural gas vehicles.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios,

ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick Walker
Chief Financial Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

STUDENT TRANSPORATION OPENS TWO NEW FACILITIES IN RIVERSIDE, CALIFORNIA

Wall, NJ – July 30, 2007 – Student Transportation of America Ltd. ("STA") (TSX: STB.UN) announced today that it has signed new leases on two facilities to better serve its largest customer in Riverside, California. The facilities are expected to improve operating and financial performance for the Company's single largest contract.

"Having two facilities situated in strategic sections of the district will enable us to properly stage our drivers for their routes which will reduce excess hours as well as lower our maintenance expense considerably", said Denis Gallagher, CEO of STA.

STA had to operate in an alternative, non traditional manner during last school year in Riverside which caused unanticipated higher operating costs due to the lack of suitable facilities in the district. The Company has recently completed the first of a five year contract with the Riverside Unified School District in California.

"Our staff is excited about the new facilities and have scheduled an Open House this month for local school officials", Gallagher added. "This year's summer school program has been a tremendous success and larger than last year. Currently we are busy preparing for the opening of the regular school season slated for late August."

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,500 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as

"may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick Walker
Chief Financial Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

RAPPORT DE GESTION

Le rapport de gestion de Student Transportation of America Ltd. qui suit complète les états financiers et les notes y afférentes pour la période terminée le 31 mars 2007 et doit être lu avec ceux-ci. Ces états financiers sont disponibles sur le site de SEDAR à l'adresse www.sedar.com. Les états financiers de Student Transportation of America Ltd. sont préparés conformément aux principes comptables généralement reconnus (« PCGR ») du Canada. L'information présentée dans le présent rapport de gestion est en date du 10 mai 2007. On trouve des renseignements additionnels sur Student Transportation of America Ltd., de même que la notice annuelle que cette dernière a déposée, sur le site de SEDAR à l'adresse www.sedar.com.

Généralités

Student Transportation of America Ltd. (« STA » ou la « société ») est une société constituée en vertu des lois de la province d'Ontario. STA a été constituée en société le 22 septembre 2004 et, pendant la période du 22 septembre 2004 au 21 décembre 2004, était inactive. STA, avec sa filiale indirecte Student Transportation of America ULC (« STA ULC », ULC et STA ensemble constituant l'« émetteur »), a réalisé un premier appel public à l'épargne (« placement de titres IPS ») le 21 décembre 2004 au moyen de l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (« titres IPS »). Chaque titre IPS consiste en une action ordinaire de STA et d'un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC (les « billets subordonnés »). Parallèlement au placement de titres IPS, STA ULC a émis, dans le cadre d'un placement privé, des billets subordonnés distincts à 14 % (les « billets subordonnés distincts » et, collectivement avec les billets subordonnés, les « billets ») et l'émetteur, par l'intermédiaire d'une filiale, a conclu une facilité de crédit bancaire avec un groupe de prêteurs (collectivement avec le placement de titres IPS, les « opérations sur titres IPS »). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires attribuée relativement au placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a réalisé une émission ultérieure de 1 160 414 titres IPS. STA et STA ULC ont affecté le produit net du placement de titres IPS jumelé à l'exercice de l'option aux fins d'attributions excédentaires à l'acquisition respectivement de la totalité des actions ordinaires de catégorie A et de la totalité des actions privilégiées de Student Transportation of America Holdings, Inc. (« STA Holdings »). Certains investisseurs existants de STA Inc. (les « investisseurs existants ») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings (les « actions ordinaires de catégorie B, série Un ») au moment du placement de titres IPS.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS en vertu d'une opération de placement privé d'acquisition ferme avec un consortium de preneurs fermes (le « placement privé »). Le produit net (déduction faite des commissions et des frais) a été entièrement affecté au remboursement de la dette liée à la facilité de crédit, y compris les lignes de crédit aux fins d'acquisition alors en cours et une tranche du prêt à terme en vertu de la facilité de crédit. Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une opération d'acquisition ferme conclue avec un consortium de preneurs fermes (l'« acquisition ferme »). Le produit net (déduction faite des commissions et des frais) a été affecté au remboursement de la dette existante liée aux lignes aux fins d'acquisition et renouvelable de la facilité de crédit relativement au financement des besoins en investissement relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire 2006-2007 et aux fins générales du siège social. Chaque titre IPS consiste en une action ordinaire de STA et d'un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC.

En tout temps après le 45e jour suivant la date d'émission initiale ou en cas de changement de contrôle de STA ULC, les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés qu'ils représentent par l'entremise de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'intermédiaire de son courtier ou d'un autre établissement financier, en tout temps. Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement scindés en actions ordinaires et en billets subordonnés : i) l'acceptation par un porteur de titres IPS de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans

le cadre d'un changement de contrôle de STA ou de STA ULC; ii) l'exercice par STA ULC de son droit de racheter à son gré la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du rachat; iii) la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme; iv) si la Caisse canadienne de dépôt de valeurs limitée (la «CDS») ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant; ou v) la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Le 3 octobre 2006, les actions ordinaires et les billets subordonnés représentés par les titres IPS ont été inscrits aux fins de négociation séparément à la Bourse de Toronto (« TSX ») par suite de l'approbation de la TSX. Les titres IPS continuent d'être inscrits aux fins de négociation à la TSX.

Les porteurs des actions ordinaires de catégorie B de STA Holdings ont le droit de recevoir des dividendes, quand ils ont été déclarés par le conseil d'administration de STA Holdings, qui équivalent environ aux distributions par titre IPS reçues par les porteurs de titres IPS. Les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants comportent le droit (le «droit de négocier»), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'ouvrir des négociations de bonne foi, en vue d'acheter les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants. Après le deuxième anniversaire du placement de titres IPS, le dividende sur ces actions augmentera de 10 % (ce droit à dividende majoré pour les investisseurs existants est désigné comme le «dividende majoré»). Les dispositions relatives aux actions ordinaires de catégorie B, série Un offraient également à la société le droit (le «droit de rachat») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS d'acheter aux fins d'annulation les actions ordinaires de catégorie B, série Un en circulation.

Le 22 décembre 2006, la société a racheté, aux fins d'annulation, la totalité des actions ordinaires de catégorie B, Série Un. Le rachat des actions ordinaires de catégorie B, série Un réduit les paiements au comptant de la société en éliminant de fait le dividende majoré qui aurait pris effet à la suite du deuxième anniversaire du placement de titres IPS. En outre, le rachat et l'annulation des actions ordinaires de catégorie B, série Un se sont traduits par une réduction de la part des actionnaires sans contrôle dans la société. Le rachat des actions de catégorie B, série Un est réputé être une acquisition progressive par suite de l'opération initiale de placement de titres IPS. La société après négociations avec les investisseurs existants a versé environ 8,6 millions de dollars pour le rachat de ces actions, ce qui s'est traduit par une augmentation de 2,4 millions de dollars de l'écart d'acquisition au 31 mars 2007.

Le 8 décembre 2005, les actionnaires de la société ont approuvé l'adoption, par STA Holdings, du régime incitatif à base d'actions (le « régime ») de STA Holdings. Un nombre maximal de 717 747 actions ordinaires de catégorie B, série Deux est disponible pour émission relativement aux attributions en vertu du régime. Au cours de l'exercice 2006, STA Holdings a attribué 133 549 actions ordinaires de catégorie B, série Deux, en vertu du régime. Relativement à ces attributions d'actions en vertu du régime, au cours de l'exercice 2006, un total de 27 165 actions ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. À ce titre, 106 384 actions liées à ces attributions demeuraient en circulation au 30 juin 2006.

Le 12 juillet 2006 et le 24 août 2006, STA Holdings a attribué respectivement 151 740 et 138 333 actions ordinaires de catégorie B, série Deux en vertu du régime. Au cours du premier trimestre de l'exercice 2007 terminé le 30 septembre 2006, la société a constaté une charge de rémunération à base d'actions hors caisse de 1,9 million de dollars relativement à ces attributions. Bien que l'attribution d'action du 24 août 2006 visait à souligner les réalisations de la direction au cours de l'exercice 2006, selon les règles comptables, la charge de rémunération connexe a été constatée à la période pendant laquelle les actions ont été attribuées. L'émission d'actions ordinaires de catégorie B, série Deux représentait une part des actionnaires sans contrôle additionnelle dans la société. Relativement à ces attributions, au cours du troisième trimestre de l'exercice 2007, en vertu du régime, un total de 50 760 actions ont été retenues par choix des participants aux

fins des retenues d'impôts exigées sur ces attributions. Aucune attribution en vertu du régime n'a été faite au cours du troisième trimestre de l'exercice 2007 terminé le 31 mars 2007. Par conséquent, jumelées aux actions en circulation au 30 juin 2006, 345 697 actions ordinaires de catégorie B, série Deux demeuraient en circulation au 31 mars 2007.

Le 14 décembre 2006, la société a conclu un nouveau contrat d'emprunt modifié et mis à jour et a émis de nouveaux billets garantis de premier rang dans le cadre d'un placement privé ayant égalité de rang avec le nouveau contrat d'emprunt. Le 22 décembre 2006, la société a racheté aux fins d'annulation la totalité des actions ordinaires de catégorie B, série Un de STA Holdings. Le produit net des emprunts initiaux en vertu du nouveau contrat d'emprunt et de l'émission de billets garantis de premier rang a servi à rembourser la totalité des montants en souffrance en vertu du contrat d'emprunt existant (y compris les intérêts courus et non réglés) et à financer le rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et non réglés à la date du rachat).

Le 15 décembre 2006, l'émetteur a reçu l'approbation de la TSX pour procéder à une offre publique de rachat dans le cours normal des affaires conformément aux exigences de la Bourse visant une tranche de ses titres IPS lorsque des occasions appropriées se présenteront de temps à autre. En vertu de l'offre publique de rachat dans le cours normal des affaires visant les titres IPS, la société a l'intention d'acquérir jusqu'à 400 000 titre IPS au cours de la période de douze mois du 15 décembre 2006 au 15 décembre 2007, à la condition, toutefois, qu'en aucun temps les achats en vertu de l'offre publique visant les titres IPS et de l'offre publique visant les billets (décrite plus loin) n'excèdent 5,0 millions de dollars. STA a l'intention de financer l'achat des titres IPS et des billets soit au moyen de prélèvements à même sa nouvelle facilité de crédit ou à même ses flux de trésorerie disponibles. Tout rachat de titres IPS ou de billet sera effectué aux cours du marché et les titres IPS et les billets seront annulés par suite de leur rachat par la société. Au cours de la période du 15 décembre 2006 jusqu'au 31 mars 2007, la société a racheté, aux fins d'annulation, 56 000 titres IPS au moyen des flux de trésorerie disponibles. Auparavant, le 17 octobre 2006, l'émetteur a reçu l'approbation de la TSX pour procéder à une offre publique de rachat dans le cours normal des affaires conformément aux exigences de la Bourse pour une tranche de ses billets lorsque des occasions appropriées se présenteront de temps à autre, au cours de la période de 12 mois du 17 octobre 2006 au 17 octobre 2007. Au 31 mars 2007, aucun rachat distinct de billets n'avait été fait en vertu de l'offre publique de rachat dans le cours normal des affaires. Les investisseurs peuvent obtenir un exemplaire des avis déposés auprès de la TSX, sans frais, en communiquant avec le service des relations avec les investisseurs à l'adresse IR@sta-ips.com.

Le 29 mars 2007, STA a émis 3 010 000 actions ordinaires en vertu d'une opération de placement privée conclue avec un consortium de preneurs fermes (le « placement privé d'actions ordinaires »). Le produit net (après déduction des commissions et des frais) a été entièrement affecté au remboursement de l'encours de la dette en vertu de la facilité de crédit, y compris les prélèvements affectés au financement du rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et impayés à la date de rachat) analysé plus haut et les prélèvements en cours aux fins d'acquisition. Les actions ordinaires émises sont équivalentes aux actions ordinaires incluses à titre de composante capitaux propres des titres IPS.

Au 31 mars 2007, la société détenait une participation de 98,6 % dans STA Holdings par l'intermédiaire de sa détention des actions de catégorie A de STA Holdings. STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America, Inc. (« STA, Inc. »), est le cinquième fournisseur de transport scolaire par autobus en importance en Amérique du Nord.

Résultats d'exploitation (en milliers de dollars US, sauf les données par action)

Sommaire des résultats financiers

	Trimestres terminés les 31 mars		Périodes de neuf mois terminées les 31 mars	
	2007	2006	2007	2006
Produits d'exploitation	49 248 $	39 933 $	122 302 $	95 135 $
Coûts et charges				
Charges d'exploitation	34 598	27 348	90 253	68 168
Frais d'administration	4 210	3 559	12 342	9 248
Rémunération à base d'actions hors caisse	–	–	1 862	–
Charge d'amortissement des immobilisations corporelles	5 554	4 448	12 982	10 127
Charge d'amortissement des immobilisations incorporelles	1 667	1 544	4 992	4 565
Total des charges d'exploitation	46 029	36 899	122 431	92 108
Bénéfice (perte) d'exploitation	3 219	3 034	(129)	3 027
Intérêts débiteurs	3 880	3 258	12 015	9 714
Perte latente (gain latent) sur contrats dérivés	61	282	2 857	(2 174)
(Autre bénéfice) autres charges, montant net	(369)	(4)	(636)	41
Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle	(353) $	(502) $	(14 365) $	(4 554) $
Économie d'impôts	(145)	(140)	(5 671)	(1 612)
Part des actionnaires sans contrôle	34	73	108	96
Perte nette	(242) $	(435) $	(8 802) $	(3 038) $
Résultat par action	(0,01) $	(0,03) $	(0,42) $	(0,21) $

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui englobe les vacances scolaires estivales. En outre, à la même période, la société engage la majeure partie de ses dépenses en immobilisations de remplacement ainsi que les investissements en capital relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir. Par le passé, ces sorties de fonds ont été financées au moyen d'emprunts sur la facilité de crédit de la société.

Croissance

La société a conclu une acquisition à la fin de septembre 2005, deux acquisitions au début de novembre 2005, une acquisition au début de mars 2006 et quatre acquisitions (deux au cours de l'exercice 2007) pendant la période du 1er avril 2006 au 31 mars 2007, y compris l'acquisition de Positive Connections, Inc. (« PCI ») en mai 2006. En outre, la société a amorcé les activités relatives à quatre nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion pour l'exercice 2007, y compris un contrat de cinq ans avec la commission scolaire Riverside Unified en Californie (« Riverside »).

L'acquisition de PCI a ajouté 400 véhicules et a établi une nouvelle plateforme d'activités et de croissance dans le MidWest, ajoutant six emplacements au sein des États de l'Illinois et du Minnesota. La convention d'achat et de vente de PCI comprenait des dispositions de paiement éventuel du prix d'achat liée à i) deux contrats productifs additionnels ayant fait l'objet d'une soumission à la suite d'appels d'offres avant la clôture de l'acquisition de PCI et attribués par la suite visant des services pour l'année scolaire commençant en septembre 2006 et ii) le renouvellement d'un contrat existant avant la clôture de l'acquisition de PCI par

l'ancien propriétaire des services pour l'année scolaire commençant en septembre 2006. Ce contrat existant n'a pas été renouvelé par la suite par l'ancien propriétaire, et, par conséquent, un prix d'achat éventuel initial de 4,6 millions de dollars a été éliminé et les montants provisoires comptabilisés dans l'écart d'acquisition et les charges à payer ont été contrepassés. Au cours des quelques premiers mois d'exploitation de l'année scolaire considérée pour les terminaux de PCI, la société a engagé des coûts liés aux chauffeurs plus élevés que prévus en raison d'une pénurie de chauffeurs et de la transition aux procédures d'exploitation de STA. Les salaires de ces chauffeurs se trouvent maintenant à l'intérieur des fourchettes prévues et la société ne prévoit pas que ces niveaux plus élevés se répéteront aux premiers mois d'exploitation des années scolaires futures.

Le contrat de Riverside a été attribué à la société par suite d'un processus concurrentiel d'appel d'offres dans le cadre duquel la commission scolaire a remplacé l'exploitant titulaire. Le contrat de Riverside ajoute environ 180 véhicules aux activités existantes de la société en Californie. Au cours des quelques premiers mois d'exploitation de l'année scolaire considérée, la société a dû composer avec une pénurie de chauffeurs plus importante que prévue et a donc subi des augmentations de salaire à l'échelle du marché local. La pénurie de chauffeurs a touché la totalité des fournisseurs privés de la région. Au cours de cette période, la société a procédé de manière continue au recrutement et à la formation de chauffeurs potentiels. Bien que la situation de pénurie de chauffeurs se soit améliorée, la société continue d'accuser des salaires relatifs aux chauffeurs plus élevés qu'initialement prévu en raison de l'augmentation des salaires sur le marché local mise en œuvre au début de l'année scolaire considérée. De plus, l'ancien exploitant du contrat de Riverside a loué une installation qui était utilisée à des fins de stationnement et d'entretien des autobus liés au contrat de Riverside. L'ancien exploitant a quitté l'installation en juin 2006 mais est toujours partie à une convention de location de l'installation. L'ancien exploitant a refusé d'entendre les offres de sous-location faites par la commission scolaire visant l'utilisation de cette installation. Pour cette raison, la société et la commission scolaire sont toujours à la recherche d'une installation de stationnement et d'entretien des autobus de Riverside. Dans l'intervalle, la société continue de donner en sous-traitance l'entretien des autobus de Riverside , ce qui entraîne des coûts d'entretien plus élevés qu'initialement prévu.

Les contrats restants ayant contribué à la croissance découlant d'acquisitions et d'attributions de contrats à la suite d'appels d'offres et de contrats de conversion pour l'année scolaire qui a commencé en septembre 2006 (à l'exclusion de PCI et de Riverside) continuent d'être conformes aux attentes de la société. Malgré les coûts plus élevés que prévus accusés à l'égard des contrats de PCI et de Riverside, la direction est d'avis qu'ils représentent toujours des activités solides qui contribueront à la croissance de la société sur une base annualisée.

Les produits des neuf premiers mois de l'exercice 2007 ont reflété une réduction de 1,1 million de dollars par rapport aux montants prévus en raison des mauvaises conditions météorologiques qui ont prévalu dans le nord-est et le Midwest des États-Unis et en Ontario, ainsi que de la grève des enseignants subie par une de nos commissions scolaires clientes au cours de la période considérée. Une tranche d'environ 1,0 million de dollars de cette réduction de produits a trait à des emplacements exerçant des activités de base (à l'exception des contrats obtenus à la suite d'appels d'offres et des contrats de conversions pour l'année scolaire qui a commencé en septembre 2006). À l'exception de la réduction des produits découlant des conditions météorologiques et des jours de grève, les activités de base continuent elles aussi à être conformes aux attentes de la société. Bien que par le passé, la société ait récupéré la majeure partie de ses produits reportés en raison de conditions météorologiques et de jours de grève, et qu'elle prévoit récupérer la plus grande part de la réduction de produits au cours du quatrième trimestre, rien ne garantit que nous serons en mesure de récupérer la totalité des produits reportés.

L'analyse qui suit comprend des énoncés prospectifs qui comportent des risques et des incertitudes, et ne doit pas être interprétée comme une garantie de notre rendement ou de nos résultats futurs. Voir la rubrique «Énoncés prospectifs».

Activités de gestion de flotte

Par le passé, les services de transport scolaire de la société ont compris des contrats de services de gestion. Ces services de transport sont structurés comme des contrats de services de gestion en vertu desquels la société gère le transport d'une commission scolaire alors que cette dernière continue d'être propriétaire de la flotte d'autobus scolaires. Ces contrats de services de gestion nécessitent un investissement initial en capital moins élevé (puisque la commission scolaire demeure propriétaire de la flotte) et, par conséquent, entraîne une dotation aux amortissements annuelle moins élevée sur une base continue. Actuellement, les autobus exploités en vertu de contrats de services de gestion comptent pour environ 7 % de notre flotte. Au cours de l'exercice 2006, une tranche d'environ 12 % de notre flotte était assujettie à des contrats de services de gestion. La réduction du pourcentage de notre flotte exploitée en vertu de contrats de gestion a découlé de la croissance générale de nos activités liées aux flottes détenues pendant l'exercice considéré jumelée au non-renouvellement de deux contrats de services de gestion au Texas et à notre retrait d'un contrat de services de gestion en Californie, où la commission scolaire a réintégré les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Trimestre terminé le 31 mars 2007 comparativement au trimestre terminé le 31 mars 2006

Produits d'exploitation : Les produits d'exploitation du troisième trimestre de l'exercice 2007 se sont établis à 49,2 millions de dollars, comparativement à 39,9 millions de dollars pour le troisième trimestre de l'exercice 2006, représentant une augmentation de 9,3 millions de dollars, ou 23,3 %. La société a clôturé une acquisition au début du mois de mars 2006, et quatre acquisitions (deux au cours de l'exercice 2007) pendant la période du 1er avril 2006 jusqu'au 31 mars 2007, et a entamé les activités relatives à quatre nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion à l'exercice 2007. À ce titre, le troisième trimestre de l'exercice précédent ne comprenait les activités que d'un trimestre partiel (d'un mois) relatives à l'acquisition clôturée au début de mars 2006, et aucune activité relative aux quatre acquisitions clôturées pendant la période du 1er avril 2006 au 31 mars 2007 et aux quatre contrats obtenus à la suite d'appels d'offres et contrats de conversion pour l'exercice 2007. En outre, la société n'a pas renouvelé quatre contrats pour l'exercice 2007, a fermé le bureau régional du Texas relativement à deux de ces non-renouvellements et s'est retirée d'un contrat de services de gestion en Californie où la commission scolaire a réintégré les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Les produits du troisième trimestre de l'exercice 2007 ont aussi reflété une réduction de 1,1 million de dollars des montants prévus en raison de conditions météorologiques défavorables qui ont sévi dans le nord-est et le Midwest des États-Unis et en Ontario, ainsi que de la grève des enseignants à l'une de nos commissions scolaires clientes au cours du trimestre considéré. Bien que par le passé, la société ait récupéré la majorité de ces produits reportés et prévoit récupérer la majeure partie de la réduction des produits de l'exercice considéré au cours du quatrième trimestre, rien ne garantit que nous serons en mesure de récupérer la totalité des produits reportés. Les produits du troisième trimestre de l'exercice 2006 ont reflété une réduction de 0,2 million de dollars en raison des conditions météorologiques défavorables subies dans le nord-est des États-Unis au cours du trimestre correspondant de l'exercice précédent.

Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 11,2 millions de dollars de la croissance des nouvelles activités, en partie contrebalancés par une réduction de 1,9 million de dollars des produits découlant des cinq contrats non inclus dans les résultats du troisième trimestre de l'exercice 2007. En outre, le troisième trimestre considéré comprend une réduction additionnelle des produits de 0,9 million de dollars par rapport au troisième trimestre de l'exercice précédent en raison des conditions météorologiques et des jours de grève. L'augmentation résiduelle de 0,9 million de dollars des produits a découlé des augmentations des tarifs prévus aux contrats et de la hausse des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation du troisième trimestre de l'exercice 2007 se sont fixées à 34,6 millions de dollars comparativement à 27,3 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 7,3 millions de dollars, ou 26,5 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion ont compté pour 8,1 millions de dollars du total de l'augmentation des charges d'exploitation, en partie contrebalancés par une réduction de 1,3 million de dollars découlant des cinq contrats non inclus dans les résultats pour le troisième trimestre de l'exercice 2007. La hausse résiduelle de 0,5 million de dollars des charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a principalement découlé de l'augmentation du coût du carburant et des charges d'exploitation, en partie contrebalancée par le recul des coûts liés aux avantages sociaux. Pour le troisième trimestre de l'exercice 2007, le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a été plus élevé de 0,4 million de dollars qu'au troisième trimestre de l'exercice 2006 et, exprimé en pourcentage des produits, a augmenté pour s'établir à 8,7 % pour le troisième trimestre de l'exercice 2007 contre 7,6 % pour le troisième trimestre de l'exercice 2006. L'augmentation a principalement trait au prix du carburant sur le marché. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre 2006 pour fixer le prix du marché alors en vigueur sur une tranche d'environ 35 % de son exposition au prix du carburant, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci. Bien que la société ait conclu l'opération de swap sur carburant pour atténuer le risque d'une augmentation possible du prix du carburant sur le marché, la société a versé environ 0,4 million de dollars à la contrepartie de l'opération de swap sur carburant au cours du troisième trimestre de l'exercice 2007 relativement au récent recul du prix du carburant sur le marché. Ce paiement a été reflété dans le coût du carburant du troisième trimestre de l'exercice 2007. Les charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,3 million de dollars en raison des paiements relatifs aux contrats de location-exploitation versés au cours du troisième trimestre de l'exercice 2007. Les avantages sociaux, déduction faite des nouvelles activités et des contrats non renouvelé pour l'exercice 2006, ont diminué de 0,2 million de dollars, surtout en raison de la baisse des coûts d'assurance-maladie et de l'incidence du moment du paiement de l'assurance contre les accidents du travail moins élevé à la période intermédiaire considérée comparativement à la période intermédiaire précédente et, exprimés en pourcentage des produits, ont augmenté pour s'établir à 10,3 % pour le troisième trimestre de l'exercice 2007, contre 11,0 % pour le troisième trimestre de l'exercice 2006. Les salaires, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, sont demeurés stables par rapport au troisième trimestre de l'exercice précédent et, exprimés en pourcentage des produits, ont accusé un léger recul, s'établissant à 39,6 % pour le troisième trimestre de l'exercice 2007, contre 39,8 % pour le troisième trimestre de l'exercice 2006.

Frais d'administration : Pour le troisième trimestre de l'exercice 2007, les frais d'administration se sont fixés à 4,2 millions de dollars, comparativement à 3,6 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 0,6 million de dollars, ou 18,3 %. Exprimé en pourcentage des produits, le total des frais d'administration a reculé pour s'établir à 8,5 % pour le troisième trimestre de l'exercice 2007, contre 8,9 % pour le troisième trimestre de l'exercice 2006. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 0,4 million de dollars du total de l'augmentation en dollars des frais d'administration, en partie contrebalancés par une diminution de 0,1 million de dollars découlant de cinq contrats non inclus dans les résultats du troisième trimestre de l'exercice 2007. La hausse résiduelle de 0,3 million de dollars des frais d'administration, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, est principalement imputable à la hausse des salaires et des coûts liés aux installations.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelle du troisième trimestre de l'exercice 2007 s'est fixée à 5,6 millions de dollars comparativement à 4,4 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 1,2 million de dollars, principalement liée aux véhicules relatifs aux acquisitions et aux nouveaux contrats

obtenus à la suite d'appels d'offres et contrats de conversion. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations corporelles a légèrement augmenté pour s'établir à 11,3 % pour le troisième trimestre de l'exercice 2007, contre 11,1 % pour le troisième trimestre de l'exercice 2006.

Charge d'amortissement des immobilisations incorporelles : Pour le troisième trimestre de l'exercice 2007, la charge d'amortissement des immobilisations incorporelles s'est établie à 1,7 million de dollars comparativement à 1,6 million de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 0,1 million de dollars. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations incorporelles a reculé pour s'établir à 3,4 % pour le troisième trimestre de l'exercice 2007 contre 3,9 % pour le troisième trimestre de l'exercice 2006.

Bénéfice d'exploitation : Le bénéfice d'exploitation s'est fixé à 3,2 millions de dollars pour le troisième trimestre de l'exercice 2007 comparativement à 3,0 millions de dollars pour le troisième trimestre de l'exercice 2006, soit une augmentation de 0,2 million de dollars découlant des postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs du troisième trimestre de l'exercice 2007 se sont établis à 3,9 millions de dollars comparativement à 3,3 millions de dollars pour le troisième trimestre de l'exercice 2006. La hausse des intérêts débiteurs découle principalement d'une augmentation d'environ 28,9 millions de dollars du niveau moyen de l'encours de la dette, en partie contrebalancée par un recul de 200 points de base des taux d'intérêt au troisième trimestre de l'exercice 2007 comparativement au troisième trimestre de l'exercice 2006.

Perte latente sur contrats dérivés : La perte latente sur contrats dérivés est principalement imputable à la perte latente sur des contrats de change de 61 milliers de dollars pour le troisième trimestre de l'exercice 2007 et de 0,3 million de dollars pour le troisième trimestre de l'exercice 2006, ce qui reflète le rajustement à la juste valeur des contrats de change conclus à titre de couverture économique de l'exposition au taux de change entre le dollar américain et le dollar canadien sur les distributions sur les titres IPS.

(Autres produits) autres charges, montant net : Les autres produits du troisième trimestre de l'exercice 2007 se sont établis à 0,4 million de dollars, découlant surtout des gains de change et des gains sur cessions d'actifs réalisés, en partie contrebalancés par des pertes à la fermeture du bureau régional du Texas.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle du troisième trimestre de l'exercice 2007 s'est établie à 0,3 million de dollars comparativement à 0,5 million de dollars pour le troisième trimestre de l'exercice 2006, soit un recul de 0,2 million de dollars. Cette diminution découle principalement de l'augmentation de 0,2 million de dollars du bénéfice d'exploitation analysé plus haut, du recul de 0,2 million de dollars de la perte latente sur contrats dérivés et de l'augmentation de 0,4 million de dollars des autres produits, en partie contrebalancés par l'augmentation de 0,6 million de dollars des intérêts débiteurs.

Part des actionnaires sans contrôle : La part des actionnaires sans contrôle du troisième trimestre de l'exercice 2007 et du troisième trimestre de l'exercice 2006 s'est établie respectivement à 34 milliers de dollars et à 73 milliers de dollars.

Perte nette : La perte nette du troisième trimestre de l'exercice 2007 s'est établie à 0,2 million de dollars, ce qui comprend une économie d'impôts de 0,1 million de dollars. La perte nette du troisième trimestre de l'exercice 2006 s'est fixée à 0,4 million de dollars, ce qui comprend une économie d'impôts de 0,1 million de dollars. Le résultat net par action ordinaire s'est établi à (0,01) $ et à (0,03) $ respectivement pour le troisième trimestre de l'exercice 2007 et le troisième trimestre de l'exercice 2006.

Neuf mois terminés le 31 mars 2007 comparativement aux neuf mois terminés le 31 mars 2006

Produits d'exploitation : Les produits d'exploitation des neuf premiers mois de l'exercice 2007 se sont établis à 122,3 millions de dollars, comparativement à 95,1 millions de dollars pour les neuf premiers mois de l'exercice 2006, représentant une augmentation de 27,2 millions de dollars, ou 28,6 %. La société a clôturé une acquisition à la fin de septembre 2005, deux acquisitions au début de novembre 2005, une acquisition au début de mars 2006 et quatre acquisitions (deux à l'exercice 2007) pendant la période du 1er avril 2006 jusqu'au 31 mars 2007, et a entamé les activités relatives à quatre nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion à l'exercice 2007. À ce titre, les neuf premiers mois de l'exercice précédent ne comprenaient les activités que d'un trimestre partiel relatives à l'acquisition de septembre 2005, aux deux acquisitions de novembre 2005 et à l'acquisition de mars 2006, et aucune activité relative aux quatre autres acquisitions et aux quatre contrats obtenus à la suite d'appels d'offres et contrats de conversion. En outre, la société n'a pas renouvelé quatre contrats pour l'exercice 2007, a fermé le bureau régional du Texas relativement à deux de ces non-renouvellements et s'est retirée d'un contrat de services de gestion en Californie où la commission scolaire a réintégré les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Les produits des neuf premiers mois de l'exercice 2007 ont aussi reflété une réduction de 1,1 million de dollars des montants prévus en raison de conditions météorologiques défavorables qui ont sévi dans le nord-est et le Midwest des États-Unis et en Ontario, ainsi que de la grève des enseignants à l'une de nos commissions scolaires clientes au cours de la période considérée. Bien que par le passé, la société ait récupéré la majorité de ces produits reportés et prévoit récupérer la majeure partie de la réduction des produits de l'exercice considéré au cours du quatrième trimestre, rien ne garantit que nous serons en mesure de récupérer la totalité des produits reportés. Les produits des neuf premiers mois de l'exercice 2006 ont reflété une réduction de 0,5 million de dollars en raison des conditions météorologiques défavorables subies dans le nord-est des États-Unis au cours de la période correspondante de l'exercice précédent.

Ces acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 30,0 millions de dollars de la croissance des nouvelles activités, en partie contrebalancée par une réduction de 4,7 millions de dollars des produits découlant des quatre contrats non inclus dans les résultats des neuf premiers mois de l'exercice 2007 et d'un contrat de services de gestion non inclus dans les résultats du troisième trimestre de l'exercice 2007. En outre, la période considérée comprend une réduction additionnelle des produits de 0,6 million de dollars par rapport à la période correspondante de l'exercice précédent en raison des conditions météorologiques et des jours de grève. L'augmentation résiduelle de 2,5 millions de dollars des produits a découlé des augmentations des tarifs prévus aux contrats et de la hausse des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation des neuf premiers mois de l'exercice 2007 se sont fixées à 90,3 millions de dollars comparativement à 68,2 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une augmentation de 22,1 millions de dollars, ou 32,4 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion ont compté pour 22,4 millions de dollars du total de l'augmentation des charges d'exploitation, en partie contrebalancés par une réduction de 3,5 millions de dollars découlant des quatre contrats non inclus dans les résultats des neuf premiers mois de l'exercice 2007 et d'un contrat de services de gestion non inclus dans les résultats du troisième trimestre de l'exercice 2007. La hausse résiduelle de 3,2 millions de dollars des charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a principalement découlé de l'augmentation coûts liés aux salaires, aux avantages sociaux, au carburant, aux frais d'assurance, ainsi que de la hausse des charges d'exploitation et des coûts d'entretien. Les salaires, déduction faite des nouvelles activités et des contrats non renouvelé pour l'exercice 2006, ont augmenté de 0,6 million de dollars, principalement en raison de la hausse de salaires des chauffeurs, mais exprimés en pourcentage des produits, ont diminué pour s'établir à 41,8 % pour les neuf premiers mois de l'exercice 2007 contre 42,0 % pour les neuf premiers mois de l'exercice 2006. Les avantages sociaux, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 0,3 million de dollars, surtout en raison de la hausse des coûts d'assurance-maladie et

d'assurance contre les accidents du travail et, exprimés en pourcentage des produits, ont légèrement augmenté pour s'établir à 10,5 % pour les neuf premiers mois de l'exercice 2007 contre 10,4 % pour les neuf premiers mois de l'exercice 2006. Pour les neuf premiers mois de l'exercice 2007, le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, a été plus élevé de 0,9 million de dollars que pour les neuf premiers mois de l'exercice 2006, et exprimé en pourcentage des produits, a augmenté pour s'établir à 8,5 % pour les neuf premiers mois de l'exercice 2007 contre 7,7 % pour les neuf premiers mois de l'exercice 2006. La hausse a principalement trait au prix du carburant sur le marché, qui a continué d'augmenter pendant l'exercice 2006 jusque pendant les premiers mois de l'exercice 2007. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre 2006 pour fixer le prix du marché alors en vigueur sur une tranche d'environ 35 % de son exposition au prix du carburant, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix du carburant, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci. Bien que la société ait conclu l'opération de swap sur carburant pour atténuer le risque d'une augmentation possible du prix du carburant sur le marché, la société a versé environ 0,9 million de dollars à la contrepartie de l'opération de swap sur carburant au cours des neuf premiers mois de l'exercice 2007 relativement au récent recul du prix du carburant sur le marché depuis la mi-septembre. Ce paiement a été reflété dans le coût du carburant des neuf premiers mois de l'exercice 2007. Les frais d'assurance, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,4 million de dollars, principalement en raison de l'incidence du moment du paiement de l'assurance contre les accidents du travail plus élevé à la période considérée. Les charges d'exploitation, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,9 million de dollars en raison des paiements relatifs aux contrats de location-exploitation versés pendant les neuf premiers mois de l'exercice 2007. Les coûts d'entretien, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2007, ont augmenté de 0,1 million de dollars, surtout en raison de la hausse du coût des pièces de rechange au cours des neuf premiers mois de l'exercice 2007.

Frais d'administration : Les frais d'administration des neuf premiers mois de l'exercice 2007 se sont établis à 12,3 millions de dollars comparativement à 9,2 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une hausse de 3,1 millions de dollars, ou 33,5 %. Exprimé en pourcentage des produits, le total des frais d'administration a augmenté pour s'établir à 10,1 % pour les neuf premiers mois de l'exercice 2007 contre 9,7 % pour les neuf premiers mois de l'exercice 2006. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont compté pour 1,4 million de dollars du total de l'augmentation en dollars des frais d'administration, qui a été en partie contrebalancée par un recul de 0,3 million de dollars découlant des quatre contrats non inclus dans les résultats des neuf premiers mois de l'exercice 2007 et d'un contrat de services de gestion non inclus dans les résultats du troisième trimestre de l'exercice 2007. L'augmentation résiduelle de 2,0 millions de dollars des frais d'administration, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, est principalement imputable à la hausse des salaires, des honoraires professionnels, des frais de déplacement et des coûts liés aux installations.

Rémunération à base d'actions hors caisse : La rémunération à base d'actions hors caisse des neuf premiers mois de l'exercice 2007 s'est fixée à 1,9 million de dollars. Cette charge hors caisse a trait à l'attribution de 151 740 et de 138 333 actions ordinaires de catégorie B, série Deux de STA Holdings respectivement le 12 juillet 2006 et le 24 août 2006 dans le cadre du régime.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelles des neuf premiers mois de l'exercice 2007 s'est établie à 13,0 millions de dollars comparativement à 10,1 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une augmentation de 2,9 millions de dollars, surtout liée aux véhicules relatifs aux acquisitions et aux nouveaux contrats obtenus à la suite d'appels d'offres et contrats de conversion. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations corporelles est demeurée stable à 10,6 % pour les neuf premiers mois de l'exercice 2007 comparativement aux neuf premiers mois de l'exercice 2006.

Charge d'amortissement des immobilisations incorporelles : La charge d'amortissement des immobilisations incorporelles des neuf premiers mois de l'exercice 2007 s'est établie à 5,0 millions de dollars comparativement à 4,6 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une hausse de 0,4 million de dollars. Exprimée en pourcentage des produits, la charge d'amortissement des immobilisations incorporelles a reculé pour se fixer à 4,1 % pour les neuf premiers mois de l'exercice 2007 contre 4,8 % pour les neuf premiers mois de l'exercice 2006.

Perte d'exploitation : La perte d'exploitation s'est établie à 0,1 million de dollars pour les neuf premiers mois de l'exercice 2007, comparativement à un bénéfice d'exploitation de 3,0 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit un recul de 3,1 millions de dollars découlant des postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs des neuf premiers mois de l'exercice 2007 ont été de 12,0 millions de dollars comparativement à 9,7 millions de dollars pour les neuf premiers mois de l'exercice 2006. L'augmentation des intérêts débiteurs découle principalement d'une hausse d'environ 25,2 millions de dollars du niveau moyen de l'encours de la dette, jumelée à une augmentation de 0,3 million de dollars de l'amortissement des frais de financement reportés.

Perte latente sur contrats dérivés : La perte latente sur contrats dérivés est principalement imputable à la perte latente du contrats de change de 2,9 millions de dollars pour les neuf premiers mois de l'exercice 2007 et du gain latent sur contrats de change de 2,2 millions de dollars pour les neuf premiers mois de l'exercice 2006, ce qui reflète le rajustement à la juste valeur des contrats de change conclus à titre de couverture économique de l'exposition au risque de change entre le dollar américain et le dollar canadien des distributions sur titres IPS.

(Autres produits) autres charges, montant net : Les autres produits des neuf premiers mois de l'exercice 2007 s'est établi à 0,6 million de dollars, surtout en raison des gains de change et des gains sur cessions d'actifs réalisés, en partie contrebalancés par des pertes à la fermeture du bureau régional du Texas. Les autres charges des neuf premiers mois de l'exercice 2006 ont totalisé 41 milliers de dollars, et sont surtout liées à des pertes sur cessions d'actifs.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle s'est fixée à 14,4 millions de dollars pour les neuf premiers mois de l'exercice 2007, comparativement à une perte de 4,6 millions de dollars pour les neuf premiers mois de l'exercice 2006, soit une augmentation de 9,8 millions de dollars. La hausse de cette perte découle surtout de l'augmentation hors caisse de 5,0 millions de dollars de la perte latente sur contrats dérivés, de l'augmentation de 2,3 millions de dollars des intérêts débiteurs, et de la hausse de 3,1 millions de dollars de la perte liée aux postes d'exploitation analysés plus haut (qui comprend une augmentation de 3,3 millions de dollars des amortissements et une hausse de 1,9 million de dollars de la charge de rémunération à base d'actions hors caisse).

Part des actionnaires sans contrôle : La part des actionnaires sans contrôle de neuf premiers mois de l'exercice 2007 et des neuf premiers mois de l'exercice 2006 s'est établie respectivement à 108 milliers de dollars et à 96 milliers de dollars.

Perte nette : La perte nette des neuf premiers mois de l'exercice 2007 s'est établie à 8,8 millions de dollars, et comprend une économie d'impôts de 5,7 millions de dollars. La perte nette des neuf premiers mois de l'exercice 2006 s'est fixée à 3,0 millions de dollars, et comprend une économie d'impôts de 1,6 million de dollars. Le résultat net par action ordinaire a été de (0,42) $ et de (0,21) $ respectivement pour les neuf premiers mois de l'exercice 2007 et les neuf premiers mois de l'exercice 2006.

Situation de trésorerie et sources de financement

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire. La société affiche des flux de trésorerie négatifs, reflétant le caractère saisonnier du secteur du transport par autobus scolaires au cours des vacances estivales, jumelés au fait qu'à la même période, la société engage la majeure partie de ses dépenses en immobilisations de remplacement ainsi que les investissements en capital relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir. Par le passé, les dépenses en immobilisations de remplacement ont été financées au moyen d'emprunts sur la facilité de crédit de la société. Les capitaux d'investissement consentis à l'égard des nouveaux contrats obtenus à la suite d'appels d'offres ont par le passé été financés à même le produit tiré des titres de créances et titres de capitaux propres jumelé aux flux de trésorerie d'exploitation. Puisque la société subi des pertes d'exploitation au cours du premier trimestre de l'exercice, les distributions sur titres IPS sont financées à même les flux de trésorerie autres que d'exploitation pour le premier trimestre intermédiaire de l'exercice. Les trimestres ultérieurs de l'exercice génèrent des flux de trésorerie excédentaires, puisque les écoles sont ouvertes et en raison du fait que la majorité des dépenses en immobilisations de remplacement et en capitaux d'investissement ont lieu au premier trimestre intermédiaire. En raison de ce caractère saisonnier, la société calcule ses flux de trésorerie disponibles sur une base annuelle. Par le passé, la société a financé ses distributions sur titres IPS à même les flux de trésorerie d'exploitation sur une base annuelle.

Le 12 juillet 2006, la société a clôturé son acquisition de Simcoe Coach Lines Ltd. (« Simcoe »), située à Sutton, en Ontario. Le 30 novembre 2006, la société a acquis l'actif de H. Burley Truck and Bus Repair, Ltd. et de 1106593 Ontario Limited (« Burley »), située à Peterborough, en Ontario. La contrepartie pour ces acquisitions a totalisé 10,8 millions de dollars. Les flux de trésorerie affectés aux acquisitions de Simcoe et de Burley, jumelés aux sorties de fonds à ce jour pour les véhicules acquis à l'égard des nouveaux contrats productifs et contrats obtenus à la suite d'appels d'offres pour l'année scolaire 2006-2007 ont réduit le solde des flux de trésorerie à la fin de l'exercice 2006 d'environ 5,5 millions de dollars ainsi que la disponibilité des prélèvements à même les facilités de crédit du contrat d'emprunt d'environ 10,8 millions de dollars au cours des neuf premiers mois de l'exercice 2007.

En décembre 2006, la société a refinancé sa dette de premier rang en vertu de son contrat d'emprunt existant. La date d'échéance du contrat d'emprunt existant était le 21 décembre 2007. Le 14 décembre 2006, la société a conclu un nouveau contrat d'emprunt modifié et rajusté (le «deuxième contrat d'emprunt modifié et rajusté») et, parallèlement, a réalisé une nouvelle émission de billets garantis de premier rang (les «billets garantis de premier rang») en vertu d'une opération de placement privé. Le deuxième contrat d'emprunt modifié et rajusté comporte un engagement initial d'environ 75,0 millions de dollars et comprend une facilité de crédit de 45,0 millions de dollars US et une facilité de crédit de 33,0 millions de dollars CA, ces deux facilités étant disponibles aux fins du financement des besoins en fonds de roulement et des besoins relatifs aux acquisition et aux investissements à l'égard des nouveaux contrats productifs et contrats obtenus à la suite d'appels d'offres. La société peut demander une augmentation de l'engagement initial de 75,0 millions de dollars pouvant atteindre 50,0 millions de dollars en engagements additionnels, à la condition qu'aucun défaut ou événement de défaut ne se soit produit et ne soit en cours. Chaque prêteur en vertu du deuxième contrat d'emprunt modifié et rajusté dispose de l'option de souscrire une tranche de cette augmentation, et toute tranche non souscrite peut être prise en charge par un ou plus des prêteurs existants ou par une autre institution financière convenue par la société et l'agent aux termes du contrat. Le deuxième contrat d'emprunt modifié et rajusté a une durée de cinq ans et vient à échéance le 14 décembre 2011. Les billets garantis de premier rang consistent en des billets garantis de premier rang à taux fixe d'une durée de cinq ans de 35,0 millions de dollars assortis d'un coupon de 5,941 %. Les billets garantis de premier rang sont de rang égal aux emprunts en vertu du deuxième contrat d'emprunt modifié et rajusté, et viennent aussi à échéance le 14 décembre 2011. Les emprunts en vertu du deuxième contrat d'emprunt modifié et rajusté sont garantis par les actifs non grevés de STA Holdings et de ses sociétés affiliées, et par certaines actions du capital social de STA Holdings et du capital social de chacune de

ses filiales. En outre, le paiement et l'acquittement des obligations en vertu du deuxième contrat d'emprunt modifié et rajusté sont garantis par chacune des filiales de STA Holdings. Les emprunts en vertu des billets garantis de premier rang sont garantis par les actifs non grevés de STA Holdings et de ses sociétés affiliées américaines, et par certaines actions du capital social de STA Holdings et du capital social de chacune de ses filiales américaines. En outre, le paiement et l'acquittement des obligations en vertu des billets garantis de premier rang sont garantis par chacune des filiales américaines de STA Holdings. En mars 2007, la société a modifié le deuxième contrat d'emprunt modifié et mis à jour pour en augmenter le ratio de levier financier total en vertu du contrat de 4,6 à 4,8.

Le produit net combiné des emprunts initiaux en vertu du deuxième contrat d'emprunt modifié et mis à jour et de l'émission des billets garantis de premier rang a été affecté au refinancement des emprunts en cours en vertu du contrat d'emprunt existant (emprunts en vertu de prêts renouvelables et aux fins d'acquisitions de 26,9 millions de dollars et emprunts en vertu du prêt à terme de 24,8 millions de dollars) et au financement du rachat de 8,6 millions de dollars des actions de catégorie B, série Un de STA Holdings le 22 décembre 2006.

Les emprunts en vertu du deuxième contrat d'emprunt modifié et rajusté peuvent prendre la forme de prêts au taux de base ou de prêts en eurodollars, comme il est défini dans le contrat d'emprunt. Les prêts au taux de base portent intérêt au taux de base, comme il est défini dans le contrat d'emprunt (8,25 % au 31 mars 2007), plus la marge applicable, qui s'échelonne de 0 % à 0,75 %, selon le ratio de levier financier de premier rang à la date d'établissement du taux. Les prêts en eurodollars portent intérêt au LIBOR rajusté, comme il est défini dans le contrat d'emprunt (5,36 % au 31 mars 2007, plus la marge applicable, qui s'échelonne de 1,5 % à 2,25 %, selon le ratio de levier financier de premier rang de STA Holdings à la date d'établissement du taux.

Le deuxième contrat d'emprunt modifié et rajusté et la convention de billets garantis de premier rang permettent tous deux des emprunts de premier rang totaux n'excédant pas 5,0 millions de dollars relativement au rachat possible d'une tranche des billets subordonnés à 14 % en cours ou des titres IPS en circulation en vertu des offres publiques de rachat dans le cours normal des affaires approuvées par la TSX.

Le 29 mars 2007, STA a émis 3 010 000 actions ordinaires en vertu du placement privé d'actions ordinaires. Le produit net de 16,2 millions de dollars (déduction faite des commissions et des frais) a été affecté en totalité au remboursement de la dette en vertu de la facilité de crédit, y compris les emprunts temporaires affectés au financement du rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et impayés à la date du rachat) analysé plus haut et aux emprunts en cours aux fins d'acquisition. Les actions ordinaires émises sont égales aux actions ordinaires incluses à titre de composante capitaux propres des titres IPS.

Au cours des neuf premiers mois de l'exercice 2007, les flux de trésorerie provenant de l'exploitation ont totalisé 2,0 millions de dollars, ce qui reflète une affectation de 8,0 millions de dollars au fonds de roulement net. Les activités d'investissement de la société pour les neuf premiers mois de l'exercice 2007 se sont traduites par l'utilisation de flux de trésorerie de 20,4 millions de dollars. Ces activités d'investissement comprennent i) les acquisitions de Simcoe et de Burley, clôturées pendant les neuf premiers mois de l'exercice 2007, ii) les dépenses en immobilisations liées aux nouveaux contrats obtenus à la suite d'appels d'offres et nouveaux contrats productifs additionnels attribués à des terminaux existants de 10,0 millions de dollars, et iii) un produit de 0,9 million de dollars tiré de la vente de matériel. Les activités de financement de la société pour les neuf premiers mois de l'exercice 2007 se sont traduites par une source de flux de trésorerie de 14,8 millions de dollars. Ces activités de financement comprennent i) un produit net de 16,2 millions de dollars tiré de l'émission d'actions ordinaires réalisée le 29 mars 2007, ii) un produit brut de 35,0 millions de dollars tiré de l'émission de billets de premier rang, iii) un montant de 8,6 millions de dollars lié au rachat de la totalité des actions ordinaires de catégorie B, série Un en circulation de STA Holdings, iv) des emprunts de 81,8 millions de dollars à même le contrat d'emprunt (y compris l'emprunt initial en vertu du deuxième contrat d'emprunt modifié et mis à jour) et des remboursements de 98,8 millions de dollars en vertu du contrat d'emprunt (y compris des remboursements, en vertu du contrat d'emprunt antérieur, du capital du prêt à terme et des intérêts courus de 24,8 millions de

dollars et le transfert de facilités de crédit aux fins d'acquisition et renouvelables de 26,9 millions de dollars), v) un paiement de 1,6 million de dollars relatif aux frais d'opération liés au refinancement de la dette de premier rang en décembre 2006, vi) des paiements de dividendes de 8,1 millions de dollars versés au cours des neuf premiers mois de l'exercice 2007, vii) le rachat de 0,5 million de dollars de titres IPS dans le cadre d'une offre publique de rachat dans le cours normal des affaires et viii) des remboursements de 0,7 million de dollars sur la dette du vendeur et autres dettes.

Au 31 mars 2007, l'encours de la dette en vertu du deuxième contrat d'emprunt modifié et mis à jour et la convention d'achat de billets s'établissaient respectivement à 7,0 millions de dollars et à 35,0 millions de dollars. La société avait des emprunts disponibles d'environ 66,9 millions de dollars en vertu des facilités de crédit initiales du deuxième contrat d'emprunt modifié et mis à jour (excluant les engagements additionnels de 50 millions de dollars que la société peut demander en vertu du deuxième contrat d'emprunt modifié et mis à jour). En outre, au 31 mars 2007, l'encours de la dette comprenait des billets d'environ 4,0 millions de dollars dus à des anciens propriétaires et découlant du financement de matériel, et des billets subordonnés et billets subordonnés distincts de 77,6 millions de dollars. Le deuxième contrat d'emprunt modifié et mis à jour ainsi que la convention d'achat de billets ont toutes deux une durée de cinq ans et viennent à échéance le 14 décembre 2011 alors que les billets subordonnés et les billets subordonnés distincts ont une durée de 12 ans et viennent à échéance et seront dus le 21 décembre 2016. Les billets dus à des anciens propriétaires et les montants découlant du financement de matériel ont des dates d'échéance diverses jusqu'à l'exercice 2008.

La société prévoit être en mesure de renouveler ou de refinancer les diverses facilités de crédit lorsqu'elles viendront à échéance aux taux alors en vigueur sur le marché.

Le 27 juillet 2006, la société a conclu un contrat de location-exploitation avec GE Capital visant la location de véhicules scolaires de remplacement nécessaires pour l'année scolaire 2006-2007 à venir pour environ 5,4 millions de dollars. La durée du contrat est de six ans à un taux implicite d'environ 6,7 %. Les paiements annuels sur le contrat de location-exploitation se situeront à environ 1,2 million de dollars par année pour la durée du contrat, et la société a comptabilisé une charge de location-exploitation de 0,5 million de dollars pour les neuf premiers mois de l'exercice 2007. Le 21 décembre 2006, la société a loué des véhicules scolaires de remplacement additionnels de 1,4 million de dollars pour l'année scolaire 2007-2008. La durée du contrat de location pour des véhicules additionnels pour l'exercice 2007-2008 est de six ans à un taux implicite de 5,8 %. Les paiements annuels relatifs à ces véhicules additionnels pour l'exercice 2007-2008 s'établiront à environ 0,2 million de dollars par année pendant la durée du contrat de location.

Au 31 mars 2007, nous exploitions une flotte d'environ 4 500 véhicules. Nous consommons de grandes quantités de carburant dans le cadre de nos activités. Rien ne garantit que nous serons en mesure de nous protéger de façon appropriée contre des augmentations de ces coûts à l'exception de ce qui est prévu aux contrats. Le 5 septembre 2006, la société a conclu un swap sur marchandises avec une institution financière pour réduire son exposition à la variation du prix du carburant sur le marché. Le swap sur marchandises fixe le prix du mazout à 2,10 $ le gallon pour un montant notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Ce swap est désigné à titre de couverture de l'exposition sous-jacente liée aux achats de carburant au cours de l'exercice 2007. Les montants échangés par les parties seront calculés en fonction du montant notionnel et d'autres modalités du swap. En raison de la corrélation entre l'instrument de couverture sur mazout et l'exposition sous-jacente des achats de carburant couverts, la variation de la valeur du swap sur mazout sera généralement contrebalancée par la variation de la valeur des achats de carburant sous-jacents. La société a versé un montant d'environ 0,9 million de dollars à la contrepartie en vertu du swap sur carburant au cours des neuf premiers mois de l'exercice 2007 relativement au récent déclin du prix du carburant sur le marché. La juste valeur de la couverture de carburant qui est reportée et sortie du bilan au 31 mars 2007 s'établit à une perte d'environ 0,2 million de dollars. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque de défaillance de la contrepartie est faible.

Le 19 juillet 2006, la société a conclu un contrat visant la privatisation des services de transport de la commission scolaire Altoona Area située à Altoona, en Pennsylvanie (la «conversion d'AASD»). Le contrat a une durée de cinq ans à compter de l'année scolaire 2006-2007. La conversion d'AASD est une des plus importantes conversions de l'histoire de la Pennsylvanie et la plus importante de la société depuis sa constitution.

Le 1er mai 2006, la société a conclu l'acquisition de la société Positive Connections, Inc. (« PCI ») située en Illinois. L'acquisition a ajouté 400 véhicules et a établi une nouvelle plateforme d'activités et de croissance dans le MidWest, ajoutant six emplacements au sein de deux États, l'Illinois et le Minnesota.

Au cours de l'exercice 2006, la société a conclu un contrat de cinq ans avec la commission scolaire Riverside Unified en Californie («Riverside»), commençant à compter de l'année scolaire 2006 – 2007. Aux termes de ce nouveau contrat d'une durée de cinq ans, la commission scolaire est responsable de l'achat du carburant.

Au cours de l'exercice 2006, la société a conclu un nouveau contrat de cinq ans à Hudson, au New Hampshire, qui comprend une disposition de prix plafond du carburant relativement à l'achat de carburant. En mai 2006, la société a conclu un nouveau contrat de cinq ans à Peterborough, au New Hampshire, qui comprend une disposition en vertu de laquelle la totalité du carburant est acquitté par le client. Ces contrats commencent avec l'année scolaire 2006-2007 et ont été conclus avec des commissions scolaires situées près de plusieurs terminaux de la société dans cet état.

La société n'a pas renouvelé quatre contrats pour l'exercice 2007, représentant environ 7,0 millions de dollars de produits à l'exercice complet de 2006, et s'est retirée d'un autre contrat de services de gestion en Californie avec prise d'effet le 31 décembre 2006. Un contrat visant 33 autobus en Oregon a été perdu à la suite d'un appel d'offres. Il s'agissait du seul contrat que la société détenait en Oregon. La société a vendu la flotte de véhicules usagés utilisés pour le contrat de l'Oregon et a réinvesti le produit net dans des véhicules scolaires pour le nouveau contrat de conversion de l'AASD. Deux contrats représentaient des contrats de services gérés au Texas où les commissions scolaires étaient propriétaires de la flotte. Un de ces contrats a été perdu à la suite d'un appel d'offres alors que l'autre n'a pas été renouvelé par la société. Conformément à notre stratégie d'affaires, la société est d'avis qu'il n'est pas rentable d'exercer des activités dans un seul emplacement au sein d'une région. Le quatrième contrat était situé dans le nord de l'État de New York. La commission scolaire cliente de l'État de New York détenait et gérait à l'interne la majorité des véhicules nécessaires et avait conclu des contrats visant une partie des véhicules nécessaire avec la société. La commission scolaire a réduit le nombre de circuits (et de véhicules nécessaires) au cours de l'exercice 2006 et a éliminé ces circuits des services privés fournis par la société. Cette réduction des circuits signifie que pour la société, il est devenu impossible d'un point de vue économique de fournir des services à la commission scolaire. Par conséquent, la société a décidé de retirer son acceptation à l'égard de la prolongation du contrat. En outre, la société s'est retirée du contrat de services de gestion en Californie où la commission scolaire a décidé de réintégrer les services de transport à l'interne avec prise d'effet le 31 décembre 2006.

Nous avons l'intention d'obtenir, de manière sélective, des contrats au moyen de nouveaux appels d'offres et contrats de conversion, et de rechercher des occasions d'acquisitions additionnelles dans la mesure où il nous est possible de les financer à même les flux de trésorerie d'exploitation, le financement disponible en vertu de notre facilité de crédit et l'émission potentielle de titres IPS additionnels.

Liquidités disponibles aux fins de distribution

Les liquidités disponibles aux fins de distribution ne se veulent pas une mesure représentative des flux de trésorerie ni des résultats d'exploitation établis conformément aux principes comptables généralement reconnus (« PCGR ») du Canada et n'ont pas de définition standardisée prescrite par les PCGR du Canada. Les liquidités disponibles aux fins de distribution peuvent ne pas être comparables à des mesures semblables utilisées par d'autres sociétés ou fiducies de revenu. Nos liquidités disponibles aux fins de distribution sont composées de ce qui suit : i) les flux de trésorerie d'exploitation rajustés pour tenir compte : a) des variations des éléments hors caisse liés au fonds de roulement, b) des variations des autres actifs et passifs, et c) des intérêts débiteurs au comptant, moins ii) la part des actionnaires sans contrôle dans les flux de trésorerie des filiales (dividendes sur les actions ordinaires de catégorie B, série Un et série Deux de STA Holdings), iii) les intérêts débiteurs au comptant autres que les intérêts au comptant sur les billets subordonnés IPS et iv) les dépenses en immobilisations pour l'entretien. Les dépenses en immobilisations pour l'entretien correspondent principalement aux montants dépensés pour des véhicules de remplacement afin de maintenir les contrats productifs existants.

Le BAIIA est une mesure financière non conforme aux PCGR, mais la direction est d'avis qu'elle est utile pour évaluer le rendement de STA. Les lecteurs sont mis en garde quant au fait que cette mesure ne doit pas être interprétée comme un remplacement du bénéfice net ou de la perte nette ou d'une autre mesure comparable établie selon les PCGR à titre d'indicateur du rendement de la société ou à titre de mesure de sa situation de trésorerie ou de ses flux de trésorerie. La méthode utilisée par la société pour calculer les mesures non conformes aux PCGR peut différer des méthodes utilisées par d'autres émetteurs et, par conséquent, les mesures non conformes aux PCGR de la société peuvent ne pas être comparables aux mesures portant des titres semblables utilisées par d'autres émetteurs. Le BAIIA représente le bénéfice avant intérêt, impôts sur les bénéfices, amortissement, éléments hors caisse comme la participation sans contrôle, le gain latent ou la perte latente sur les contrats de change et la charge de rémunération à base d'actions hors caisse, et autres bénéfices ou pertes.

Liquidités disponibles aux fins de distribution – rapprochement des flux de trésorerie d'exploitation et des liquidités disponibles aux fins de distribution.

(en milliers, sauf les montants par part)		Trimestre terminé le 31 mars 2007	Trimestre terminé le 31 mars 2006	Période de neuf mois terminée le 31 mars 2007	Période de neuf mois terminée le 31 mars 2006
Flux de trésorerie d'exploitation		7 729 $	5 883 $	2 046 $	5 800 $
Rajustements :					
Variation des éléments hors caisse liés au fonds de roulement		(503)	(25)	7 980	3 549
Variation des autres actifs et passifs		(105)	203	(471)	(218)
Flux de trésorerie autres que d'exploitation		(333)	–	(463)	–
Intérêts débiteurs au comptant		3 652	2 965	10 615	8 588
BAIIA		10 440	9 026	19 707	17 719
Moins :					
Part des actionnaires sans contrôle dans les flux de trésorerie de filiales		(76)	(191)	(524)	(573)
Intérêts débiteurs (autres que hors caisse et billets subordonnés IPS)		(1 268)	(1 204)	(3 417)	(3 676)
Flux de trésorerie autres que d'exploitation		333	–	463	–
Impôts sur les bénéfices payés au comptant		–	(32)	(89)	(179)
Dépenses en immobilisations d'entretien, montant net		(78)	(169)	(978)	(4 996)
Liquidités disponibles aux fins de distribution	$ US	9 351 $	7 430 $	15 162 $	8 295 $
Liquidités disponibles aux fins de distribution	**$ CA**	**11 169 $**	**8 954 $**	**18 050 $**	**10 113 $**
Total des distributions					
Intérêts sur les billets subordonnés IPS	$ CA	2 787 $	2 138 $	8 379 $	5 991 $
Dividendes sur actions ordinaires IPS	$ CA	2 879	2 124	8 656	5 967
Dividendes sur actions ordinaires		140	–	140	–
Total des distributions	**$ CA**	**5 806 $**	**4 262 $**	**17 175 $**	**11 958 $**

Les liquidités disponibles aux fins de distribution pour le trimestre et la période de neuf mois terminés le 31 mars 2007 sont converties en dollars canadiens aux taux moyens pondérés respectivement de 1,1944 $ CA et de 1,1905 $ CA pour 1,00 $ US. La société conclu un contrat de change à terme de cinq ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. En juin 2006, la société a conclu un contrat tunnel de deux ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres IPS émis dans le cadre de l'acquisition ferme et de l'augmentation de 0,02 $ CA des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. Les opérations tunnel permettent à la société d'acheter des dollars canadiens à un taux de change s'échelonnant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. En avril, la société a prolongé l'opération tunnel pour six mois additionnels jusqu'en janvier 2008 à un taux de change se situant entre 1,100 $ CA et 1,1740 $ CA pour 1,00 $ US. Selon les contrats à terme et les contrats tunnel, la société a actuellement des contrats visant environ 60 % des distributions actuellement prévues pour les cinq prochains exercices et 85 % des distributions actuellement prévues jusqu'en janvier 2009. La société a l'intention de financer une partie du montant restant des distributions actuellement prévues au moyen des flux de trésorerie tirés des activités canadiennes de la société alors que nous poursuivons la croissance de nos flux de trésorerie libellés en dollars canadiens au moyen de la mise en œuvre de notre stratégie de croissance au Canada.

Par le passé, les activités de STA Inc. ont généré des flux de trésorerie négatifs au premier trimestre de l'exercice, reflétant le caractère saisonnier du secteur du transport scolaire au cours des vacances estivales, jumelé au fait que la majorité des dépenses en immobilisations de remplacement sont engagées au premier trimestre de l'exercice. Les trimestres ultérieurs de l'exercice génèrent des flux de trésorerie excédentaires, puisque les écoles sont ouvertes et que la majeure partie des dépenses en immobilisations de remplacement ont déjà été engagées. En raison de ce caractère saisonnier, la société calcule ses flux de trésorerie disponibles sur une base annuelle.

En juillet 2006, la société a conclu un programme de location-exploitation avec GE Capital visant le remplacement des véhicules mis en service au cours du troisième trimestre de l'exercice 2007, réduisant ainsi ses dépenses en immobilisations d'entretien de 5,4 millions de dollars, et entraînant une amélioration des flux de trésorerie disponibles aux fins de distribution. Les paiements liés à ces contrats de location-exploitation ont totalisé 0,5 million de dollars pour les neuf premiers mois de l'exercice 2007. Le 21 décembre 2006, la société a loué des véhicules scolaires de remplacement additionnels de 1,4 million de dollars pour l'année scolaire 2007-2008. La durée du contrat de location pour ces véhicules additionnels pour l'exercice 2007-2008 est de six ans à un taux implicite de 5,8 %. Les paiements annuels sur les contrats de location-exploitation pour des véhicules additionnels pour l'exercice 2007-2008 seront d'environ 0,2 million de dollars par année pour la durée du contrat. La société n'a pas comptabilisé de charge de location-exploitation pour les neuf premiers mois de l'exercice 2007 à l'égard de ces véhicules pour l'année scolaire 2007-2008. Le programme de location-exploitation n'était pas en vigueur au cours de l'exercice 2006. Par le passé, la société a acheté ses véhicules de remplacement principalement au cours du troisième trimestre de chaque exercice.

Les activités de la société sont menées, et son bénéfice réalisé, principalement en dollars américains, alors que les distributions aux porteurs de ses titres IPS sont versées en dollars canadiens. Les flux de trésorerie disponibles aux fins de distribution aux porteurs de titres IPS sont présentés en dollars canadiens au bénéfice des investisseurs, et désignés par la mention dollars CA.

Pour les neuf premiers mois de l'exercice 2007, les distributions sur les titres IPS ont totalisé 14,3 millions de dollars (17,0 millions de dollars CA). Ces distributions comprennent les dividendes sur la composante action ordinaire de STA des titres IPS et les paiements d'intérêts sur la composante billets subordonnés des titres IPS tant pour les titres IPS que pour les titres IPS ayant été divisés par les porteurs de titres. Les dividendes sur les actions ordinaires émises dans le cadre du placement privé d'actions ordinaires le 29 mars 2007 se sont établis à 0,1 million de dollars (0,1 million de dollars CA). En outre, STA Holdings a déclaré un dividende sur ses actions ordinaires de catégorie B en circulation totalisant 0,5 million de dollars pour les neuf premiers mois de l'exercice 2007.

Données sur les actions en circulation

Au 31 mars 2007, la société avait 23 718 554 actions ordinaires émises et en circulation, dont une tranche de 20 704 554 est représentée par des titres IPS, une tranche de 4 000 est constituée d'actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires et une tranche de 3 010 000 représente les actions ordinaires émises le 29 mars 2007 dans le cadre du placement privé d'actions ordinaires seulement. Au 9 mai 2007, la société avait 23 718 554 actions ordinaires émises et en circulation et 20 704 554 titres IPS en circulation. Chaque titre IPS est constitué d'une action ordinaire de STA Ltd. et d'un montant en capital de 3,847 $ CA de billets subordonnés à 14 %.

Informations quantitatives et qualitatives au sujet du risque de marché

Dans le cours normal des affaires, nous sommes exposés à des risques de marché découlant de variations défavorables des taux d'intérêt et du taux de change entre le dollar canadien et le dollar américain. Le risque de marché est défini à ces fins comme la variation possible de la juste valeur de marché des actifs et des passifs financiers découlant d'une variation défavorable de ces taux. Il n'y a eu aucun changement important de l'exposition de la société aux risques de marché susmentionnés.

Dans le cours normal des affaires, nous sommes aussi exposés à la variation du prix du carburant sur le marché. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre pour fixer le prix du marché sur une tranche d'environ 35 % de son exposition, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix du carburant, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci.

Sommaire des résultats trimestriels

	T4 2005		T1 2006		T2 2006		T3 2006		T4 2006		T1 2007		T2 2007		T3 2007	
Produits d'exploitation	30 207	$	19 844	$	35 358	$	39 933	$	37 860	$	26 116	$	46 938	$	49 248	$
Perte nette	(2 090)	$	(1 426)	$	(1 177)	$	(435)	$	(857)	$	(6 146)	$	(2 414)	$	(242)	$
Résultat par action	(0,16)	$	(0,11)	$	(0,08)	$	(0,03)	$	(0,04)	$	(0,30)	$	(0,12)		(0,01)	$

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui englobe les vacances scolaires estivales.

Contrôle interne à l'égard de l'information financière

Aucun changement concernant le contrôle interne à l'égard de l'information financière n'est survenu au cours du trimestre terminé le 31 mars 2007 qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière. Toutefois, nous améliorons de manière continue notre infrastructure et nos contrôles.

Opérations entre parties reliées

La société utilise Coast Cities Truck Sales, Inc. («Coast Cities»), concessionnaire en matériel de transport, principalement en vue de l'aider dans l'achat et la cession des véhicules de sa flotte sous l'égide du président et chef de l'exploitation de la société. Coast Cities offre également des services de consultation à la société, aidant à l'évaluation de la flotte dans ses efforts d'acquisition. Les services d'évaluation de la flotte sont offerts gratuitement. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'achat et de cession des véhicules de la flotte sont offerts sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. La société est d'avis que cet arrangement se rapproche du coût d'un arrangement sans lien de dépendance de même nature. La société a versé 0,1 million de dollars à Coast Cities au cours des neuf premiers mois de l'exercice 2007.

Événements postérieurs à la date du bilan

Le 3 avril 2007, la société a prolongé ses contrats tunnel de juillet 2008 à décembre 2008. Les contrats tunnel permettent à la société d'acheter des dollars canadiens à un taux de change se situant entre 1,10 $ CA et 1,174 $ CA pour 1,00 $ US. Ces contrats tunnel couvrent une tranche de 0,5 million de dollars CA des distributions mensuelles sur titres IPS.

Le 10 avril 2007, la société a conclu trois contrats de change mensuels additionnels à un taux de 1,1122 $ CA pour 1,00 $ US afin de couvrir une tranche d'environ 1,2 million de dollars CA des distributions mensuelles sur titres IPS de janvier 2012 à mars 2012.

Énoncés prospectifs

Certains énoncés contenus dans le présent rapport de gestion sont des énoncés prospectifs au sens des lois applicables en valeurs mobilières, qui reflètent les attentes de la direction à l'égard des produits, des charges, du caractère saisonnier, de la situation de trésorerie, du rendement des nouvelles activités acquises ou obtenues à la suite d'appels d'offres, de la capacité d'emprunt, de la capacité de renouveler ou de refinancer diverses facilités de crédit lorsqu'elles viennent à échéance, de la capacité de mettre en œuvre la stratégie de croissance et les distributions au comptant de la société, de même que de la croissance, des résultats d'exploitation, du rendement, des perspectives ou des occasions d'affaires futurs de l'émetteur et de la société. Les énoncés prospectifs peuvent habituellement être repérés par l'utilisation du conditionnel ou du futur, et des termes prospectifs comme «s'attendre à», «avoir l'intention de», «estimer», «prévoir», «croire», «devoir», «planifier» ou «continuer», ou d'autres termes semblables suggérant des issues ou des événements futurs.

Ces énoncés prospectifs reflètent les attentes actuelles de la société à l'égard d'événements et du rendement de l'exploitation futurs, et sont en date du présent rapport de gestion uniquement. Les énoncés prospectifs comportent des risques et des incertitudes importants, ne doivent pas être considérés comme des garanties du rendement ou des résultats futurs, et ne représentent pas nécessairement des indications exactes, à savoir si ledit rendement ou lesdits résultats seront atteints ou non ou quand ils le seront. Un certain nombre de facteurs pourraient faire en sorte que les résultats réels diffèrent de façon importante des résultats présentés dans les énoncés prospectifs, entre autres, sans s'y limiter, les facteurs analysés à la rubrique «Facteurs de risque», notamment notre incapacité à contrôler nos charges d'exploitation, nos importantes dépenses en immobilisations, notre dépendance à l'égard de certains membres clés de notre personnel, la syndicalisation possible d'un plus grand nombre de nos employés, notre stratégie d'acquisition, notre incapacité à atteindre nos objectifs d'affaires, la concurrence importante présente dans notre secteur, les frais d'assurance à la hausse, de nouvelles lois et nouveaux règlements gouvernementaux, notre protection insuffisante à l'égard de certaines pertes, les exigences environnementales, le caractère saisonnier de notre secteur, notre incapacité à maintenir des lettres de crédit et des garanties de bonne exécution, et la résiliation de certains de nos contrats pour des raisons qui échappent à notre contrôle. Les facteurs et hypothèses importants sous-jacents aux énoncés prospectifs comprennent le maintien de contrats et la rétention de la clientèle, les niveaux actuel et futur des charges, la disponibilité cibles d'acquisition de qualité, les occasions d'appels d'offres et de conversions, la disponibilité de crédit et les ratios financiers actuels, ainsi que les résultats d'exploitation et le rendement actuels et historiques. Bien que les énoncés prospectifs contenus dans le présent rapport de gestion soient fondés sur ce que l'émetteur et la société croient être des hypothèses raisonnables, les investisseurs ne peuvent être certains que les résultats réels seront conformes à ces énoncés prospectifs et les différences peuvent être importantes. Ces énoncés prospectifs sont effectués à la date du présent rapport de gestion et l'émetteur et la société n'ont nullement l'obligation de les mettre à jour ou de les réviser pour tenir compte de nouveaux faits ou circonstances autrement qu'à l'égard des exigences de la loi applicable.

Conventions et estimations comptables critiques

La préparation d'états financiers consolidés intermédiaires selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et pose des hypothèses qui influent sur les montants constatés des actifs et passifs à la date des états financiers et sur les montants constatés des produits et des charges au cours de la période visée. Les conventions comptables critiques utilisées pour dresser les états financiers consolidés intermédiaires sont conformes à celles présentées dans nos états financiers vérifiés pour l'exercice terminé le 30 juin 2006. Certaines des estimations et hypothèses que la direction est tenue de faire se rapportent à des questions qui sont en elles-mêmes incertaines parce qu'elles ont trait à des événements futurs. La direction fonde ces estimations sur les résultats passés et sur diverses autres hypothèses que nous jugeons raisonnables et pertinentes. Les résultats réels peuvent différer considérablement de ces estimations. Aucune modification importante n'a été apportée aux conventions et estimations comptables critiques au cours du troisième trimestre terminé le 31 mars 2007.

Facteurs de risque

Le prix du carburant, les frais d'assurance et les coûts d'entretien sont des frais d'exploitation sur lesquels nous exerçons peu ou pas de contrôle. Bien que certains contrats conclus avec nos clients prévoient des hausses de prix automatiques ou d'autres formes de protection contre les augmentations du prix du carburant ou des frais d'assurance, des augmentations importantes du prix du carburant, des frais d'assurance ou des coûts d'entretien pourraient avoir une incidence sur nos coûts et sur le caractère abordable de nos services pour nos clients. Afin d'atténuer l'incidence de la volatilité du prix du carburant sur les résultats de la société, cette dernière a conclu une opération de swap sur carburant au début du mois de septembre pour fixer le prix du marché alors en vigueur sur une tranche d'environ 35 % de son exposition au prix du carburant, alors qu'environ 50 % à 55 % de nos contrats continuent de comporter une forme de protection contre les hausses de prix, allant du remboursement par la commission scolaire jusqu'à l'achat ferme de carburant par celle-ci. Par ailleurs, compte tenu de la disponibilité de chauffeurs qualifiés et de la concurrence à laquelle nous faisons face dans leur recrutement, nous pourrions n'avoir que peu de contrôle sur les salaires que nous leur versons. Toute difficulté à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence sur nos coûts et, ultimement, entraîner la perte de contrats en raison de l'incapacité d'assurer la prestation des services. Par conséquent, un accroissement important de nos charges d'exploitation, sans égard aux tentatives d'atténuation de l'exposition à ces charges d'exploitation, ou de notre incapacité à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence négative sur notre société, sur notre situation financière, sur nos résultats d'exploitation et sur nos flux de trésorerie.

L'émetteur et la société sont assujettis à un certain nombre de risques additionnels à ce qui précède. Pour une description de ces facteurs de risque, voir la notice annuelle de la société datée du 26 septembre 2006 dont un exemplaire peut être obtenu à l'adresse www.sedar.com.

ÉTATS FINANCIERS CONSOLIDÉS NON VÉRIFIÉS
Student Transportation of America Ltd.
Pour les trois mois et les neuf mois terminés le 31 mars 2007

Voir la note 4 pour le sommaire des informations financières consolidées

Student Transportation of American Ltd.

États financiers consolidés non vérifiés

31 mars 2007

Table des matières

Student Transportation of America Ltd.
Bilans consolidés non vérifiés
(en milliers de dollars américains)

	Au 31 mars 2007	Au 30 juin 2006
Actif		
Actif à court terme :		
Trésorerie et équivalents de trésorerie	4 095 $	7 688 $
Débiteurs, déduction de la provision pour créances douteuses de respectivement 99 $ et 116 $ au 31 mars 2007 et au 30 juin 2006	19 096	12 206
Stocks	1 746	1 584
Charges payées d'avance	8 510	5 989
Autres actifs à court terme (note 8)	2 813	3 464
Total de l'actif à court terme	36 260	30 931
Autres actifs	7 618	7 935
Immobilisations corporelles, montant net	96 301	95 546
Contrats de change (note 8)	1 279	3 976
Autres actifs incorporels, montant net (note 3)	48 221	51 658
Écart d'acquisition (note 3)	71 548	64 133
Total de l'actif	261 227 $	254 179 $
Passif et capitaux propres		
Passif à court terme:		
Créditeurs	1 883 $	1 577 $
Charges à payer et autres passifs à court terme	14 024	12 426
Tranche échéant à moins d'un an de la dette à long terme	3 414	2 450
Total du passif à court terme	19 321	16 453
Dette à long terme (note 4)	120 181	106 931
Passifs d'impôts futurs	26 869	32 540
Total du passif	166 371	155 924
Engagements et éventualités		
Par des actionnaires sans contrôle (note 6)	2 116	7 419
Capitaux propres		
Actions ordinaires (note 5)	128 000	112 061
Déficit accumulé	(32 765)	(16 326)
Écarts de conversion	(2 495)	(4 899)
Total des capitaux propres	92 740	90 836
Total du passif et des capitaux propres	261 227 $	254 179 $

Voir les notes afférentes aux états financiers consolidés non vérifiés.

Student Transportation of American Ltd.
États des résultats et du déficit accumulé consolidés non vérifiés
(en milliers de dollars américains, sauf le nombre d'actions et les montants par action)

	Trois mois terminés le 31 mars 2007		Trois mois terminés le 31 mars 2006		Neuf mois terminés le 31 mars 2007		Neuf mois terminés le 31 mars 2006	
Produits d'exploitation	49 248	$	39 933	$	122 302	$	95 135	$
Coûts et charges :								
Coût d'exploitation	34 598		27 348		90 253		68 168	
Frais d'administration	4 210		3 559		12 342		9 248	
Rémunération à base d'actions hors caisse	-		-		1 862		-	
Charge d'amortissement des immobilisations corporelles	5 554		4 448		12 982		10 127	
Charge d'amortissement des actifs incorporels	1 667		1 544		4 992		4 565	
Total des charges d'exploitation	46 029		36 899		122 431		92 108	
Bénéfice (perte) d'exploitation	3 219		3 034		(129)		3 027	
Intérêts débiteurs	3 880		3 258		12 015		9 714	
Perte latente (gain latent) sur instruments dérivés	61		282		2 857		(2 174)	
Autres charges (produits), montant net	(369)		(4)		(636)		41	
Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle	(353)		(502)		(14 365)		(4 554)	
Recouvrement d'impôts	(145)		(140)		(5 671)		(1 612)	
Part des actionnaires sans contrôle	34		73		108		96	
Perte nette	(242)		(435)		(8 802)		(3 038)	
Déficit accumulé au début de la période	(29 922)		(11 295)		(16 326)		(5 550)	
Dividendes déclarés	(2 589)		(1 758)		(7 579)		(4 900)	
Rachat d'actions ordinaires	(12)		-		(58)		-	
Déficit accumulé à la fin de la période	(32 765)	$	(13 488)	$	(32 765)	$	(13 488)	$
Nombre moyen pondéré d'actions en circulation	20 780 034		15 864 554		20 768 220		14 567 147	
Perte nette de base et diluée par action ordinaire	**(0,01)**	$	**(0,03)**	$	**(0,42)**	$	**(0,21)**	$

Voir les notes afférentes aux états financiers consolidés non vérifiés.

Student Transportation of America Ltd.
États des flux de trésorerie consolidés non vérifiés
(en milliers de dollars américains)

	Trois mois terminés le 31 mars 2007	Trois mois terminés le 31 mars 2006	Neuf mois terminés le 31 mars 2007	Neuf mois terminés le 31 mars 2006
Activités d'exploitation				
Perte nette	(242) $	(435) $	(8 802) $	(3 038) $
Rajustements en vue de rapprocher la perte nette et les flux de trésorerie d'exploitation :				
Part des actionnaires sans contrôle	34	73	108	96
Impôts sur les bénéfices futurs	(145)	(140)	(5 671)	(1 612)
Perte latente (gain latent) sur instruments dérivés	61	282	2 857	(2 174)
Amortissement des frais de financement reportés	228	293	1 400	1 126
Charge de rémunération à base d'actions hors caisse	-	-	1 862	-
(Gain) perte sur cessions	(36)	(4)	(173)	41
Charge d'amortissement des immobilisations corporelles	5 554	4 448	12 982	10 127
Charge d'amortissement des actifs incorporels	1 667	1 544	4 992	4 565
Variations des actifs et des passifs à court terme :				
Débiteurs	(1 019)	(638)	(6 906)	(5 991)
Charges payées d'avance, stocks et autres actifs à court terme	114	(1 085)	(1 714)	(1 878)
Créditeurs	989	8	321	426
Charges à payer et autres passifs à court terme	419	1 740	319	3 894
Variations des autres actifs et passifs	105	(203)	471	218
Flux de trésorerie nets d'exploitation	7 729	5 883	2 046	5 800
Activités d'investissement				
Acquisitions d'entreprises, déduction faite de l'encaisse acquise de respectivement 270 $ et 179 $ au 31 mars 2007 et au 31 mars 2006	39	(5 478)	(10 284)	(23 440)
Acquisitions d'immobilisations corporelles	(823)	(1 401)	(11 022)	(12 124)
Produit de la vente d'équipement	36	17	940	218
Flux de trésorerie nets d'investissement	(748)	(6 862)	(20 366)	(35 346)
Activités de financement				
Placement privé d'actions ordinaires, déduction faite des frais (note 5)	16 227	-	16 227	20 022
Placement privé de billets subordonnés à 14,0 %	-	-	-	10 022
Rachat d'actions ordinaires, déduction faite des frais	(150)	-	(346)	-
Rachat de billets subordonnés à 14 %	(82)	-	(183)	-
Émission de billets garantis de premier rang (note 4)	-	-	35 000	-
Rachat d'actions ordinaires de catégorie B, série Un (note 6)	-	-	(8 551)	-
Frais de financement reportés	-	(96)	(1 590)	(1 028)
Dividendes sur actions ordinaires	(2 556)	(1 946)	(8 058)	(5 352)
Emprunts sur la facilité de crédit	13 372	15 380	81 813	65 689
Paiements sur la facilité de crédit	(30 424)	(8 919)	(98 750)	(56 469)
Remboursements de la dette au vendeur et du financement de l'équipement	(271)	(108)	(715)	(366)
Flux de trésorerie nets de financement	(3 884)	4 311	14 847	32 518
Incidence nette des variations du taux de change sur la trésorerie	(31)	-	(120)	-
Augmentation (diminution) nette de la trésorerie et des équivalents de trésorerie	3 066	3 332	(3 593)	2 972
Trésorerie et équivalents de trésorerie au début de la période	1 029	1 297	7 688	1 657
Trésorerie et équivalents de trésorerie à la fin de la période	4 095 $	4 629 $	4 095 $	4 629 $

Voir les notes afférentes aux états financiers consolidés non vérifiés.

Student Transportation of America Ltd.
Notes afférentes aux états financiers consolidés non vérifiés
Pour les trois mois et les neuf mois terminés le 31 mars 2007
(en milliers de dollars américains, sauf indication contraire)

1. Généralités

Student Transportation of America Ltd. («STA» ou la «société») est une société établie sous le régime des lois de l'Ontario. STA a été constituée en société le 22 septembre 2004. Pour la période allant du 22 septembre 2004 au 21 décembre 2004, STA était inactive. STA, avec sa filiale indirecte, Student Transportation of America ULC («STA ULC», STA ULC et STA ensemble constituant, l'«émetteur»), a conclu un premier appel public à l'épargne (le «placement de titres IPS») le 21 décembre 2004 par l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (les «titres IPS») pour un produit brut de 94 212 $ (116 041 $ CA). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC (les «billets subordonnés»). En même temps que le placement de titres IPS, STA ULC émettait, dans le cadre d'un placement privé, 8 149 $ (10 millions de dollars CA) de billets subordonnés distincts à 14 % dont le montant en capital totalise 3,847 $ (les «billets subordonnés distincts» et avec les billets subordonnées, les «billets») et l'émetteur, par l'entremise d'une filiale, a conclu une facilité de crédit bancaire auprès d'un groupe de prêteurs (avec le placement de titres IPS, les «opérations sur titres IPS»). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires octroyée dans le cadre du placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a conclu une émission subséquente de 1 160 414 titres IPS pour un produit net de 8 854 $ (10 857 $ CA). STA et STA ULC ont utilisé le produit net du premier appel public à l'épargne, combiné à l'exercice de l'option aux fins d'attributions excédentaires, pour acheter la totalité des actions ordinaires de catégorie A et des actions privilégiées de Student Transportation of America Holdings, Inc. («STA Holdings»). Certains investisseurs existants dans STA Inc. (les «investisseurs existants») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings au moment du placement de titres IPS.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé sur une base de prise ferme auprès d'un syndicat de preneurs fermes (le «placement privé»), pour un produit total brut au comptant de 31,3 millions de dollars (37,2 millions de dollars CA). STA et STA ULC ont utilisé le produit net (déduction faite des commissions et des frais) pour acheter des actions ordinaires de catégorie A et des actions privilégiées additionnelles de Student Transportation of America Holdings, Inc. («STA Holdings»). À son tour, STA Holdings a utilisé ces montants pour rembourser la dette liée à l'acquisition d'une facilité de prêt et à l'encours de 6,7 millions de dollars de l'emprunt à terme. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tiré de l'émission de titres IPS additionnels en vertu du placement privé comprend une autre tranche de 10,0 millions de dollars (11,9 millions de dollars CA) de billets subordonnés.

1. Généralités (suite)

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une acquisition ferme auprès d'un syndicat de preneurs fermes (l'«acquisition ferme») pour un produit total brut au comptant de 54,6 millions de dollars (60,0 millions de dollars CA). Le produit net (déduction faite des commissions et des frais) a servi à rembourser la dette liée à une facilité de crédit consentie dans le cadre d'acquisitions récentes (notamment Positive Connections, Inc. et Loftlock Coach Lines Limited), pour financer les offres publiques et les attributions de contrats au cours de la prochaine année scolaire et aux fins générales de l'entreprise. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tirés de l'émission de titres IPS additionnels en vertu de l'acquisition ferme comprend une autre tranche de 16,9 millions de dollars (18,8 millions de dollars CA) de billets subordonnés dans le cadre de l'émission des titres IPS.

En tout temps après le 45e jour suivant la date d'émission initiale ou en cas de changement de contrôle de STA ULC, les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés qu'ils représentent par l'entremise de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'intermédiaire de son courtier ou d'un autre établissement financier, en tout temps. Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement scindés en actions ordinaires et en billets subordonnés : i) l'acceptation par un porteur de titres IPS de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans le cadre d'un changement de contrôle de STA ou de STA ULC; ii) l'exercice par STA ULC de son droit de racheter à son gré la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du rachat; iii) la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme; iv) si la Caisse canadienne de dépôt de valeurs limitée (la «CDS») ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant; ou v) la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Le 17 octobre 2006, l'émetteur a obtenu l'autorisation de la Bourse de Toronto de procéder à une offre publique de rachat dans le cours normal des affaires conformément à l'exigence d'échanger une tranche de ses billets subordonnés à 14 % (les «billets») lorsque se présentent des occasions appropriées, de temps à autre, au cours de la période de 12 mois commençant le 17 octobre 2006 et se terminant le 17 octobre 2007. Au 31 mars 2007, aucun achat distinct de billets n'avait eu lieu en vertu de l'offre publique de rachat dans les cours normal des affaires. Le 15 décembre 2006, l'émetteur a reçu l'approbation de la Bourse de Toronto de procéder à une offre publique de rachat dans le cours normal des affaires conformément à l'exigence d'échanger une tranche de ses titres IPS lorsque se présentent des occasions appropriées, de temps à autre. En vertu de l'offre

1. Généralités (suite)

publique de rachat dans le cours normal des affaires relative aux titres IPS, la société a l'intention d'acquérir jusqu'à 400 000 titres IPS au cours de la période de 12 mois commençant le 15 décembre 2006 et se terminant le 15 décembre 2007, à condition, toutefois, que les achats en vertu de l'offre publique de rachat dans le cours normal des affaires ne dépassent jamais 5,0 millions de dollars. STA a l'intention de financer l'achat de tout titre IPS ou billet par des emprunts sur sa nouvelle facilité de crédit ou à même les liquidités disponibles. Tout achat de titres IPS ou de billets se fera au cours du marché et les titres IPS ou les billets seront annulés à leur achat par la société. La société a acheté aux fins d'annulation respectivement 25 500 et 56 000 titres IPS à même les liquidités disponibles pour les trois mois et les neuf mois terminés le 31 mars 2007 (voir la note 5).

Le 14 décembre 2006, la société a conclu un nouveau contrat d'emprunt modifié et mis à jour et a émis de nouveaux billets garantis de premier rang dans le cadre d'un placement privé ayant égalité de rang avec le nouveau contrat d'emprunt (voir la note 4). Le 22 décembre 2006, la société a racheté aux fins d'annulation la totalité des actions ordinaires de catégorie B, série Un de STA Holdings (voir la note 6). Le produit net des emprunts initiaux en vertu du nouveau contrat d'emprunt et de l'émission de billets garantis de premier rang a servi à rembourser la totalité des montants en souffrance en vertu du contrat d'emprunt existant (y compris les intérêts courus et non réglés) et à financer le rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et non réglés à la date du rachat) (voir la note 6).

Le 29 mars 2007, l'émetteur a vendu 3 010 000 actions ordinaires dans le cadre d'un placement privé pour un produit brut au comptant de 17,3 millions de dollars (20,0 millions de dollars CA). Le produit net (déduction date des commissions et des frais) a servi entièrement à régler la dette sur la facilité de crédit, y compris les emprunts utilisés pour financer le rachat des actions ordinaires de catégorie B, série Un de STA Holdings (y compris les dividendes courus et non réglés à la date du rachat) décrit ci-dessus et l'encours des emprunts aux fins d'acquisition. Les actions ordinaires émises sont l'équivalent des actions ordinaires figurant comme composante capitaux propres des titres IPS.

La société détient actuellement une participation de 98,56 % dans STA Holdings par l'entremise de sa participation sous forme d'actions de catégorie A de STA Holdings. STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America Inc. («STA Inc.») est le cinquième plus important fournisseur de services de transport par autobus scolaires aux États-Unis.

2. Mode de présentation

Les présents états financiers consolidés intermédiaires non vérifiés ont été préparés selon les mêmes conventions comptables que celles des états financiers consolidés vérifiés au 30 juin 2006 et renferment tous les rajustements, consistant uniquement dans les rajustements récurrents normaux qui, selon la direction, sont nécessaires pour donner une image fidèle des résultats des périodes intermédiaires présentées. Les résultats des états financiers pour la période intermédiaire présentée ne sont pas nécessairement représentatifs des résultats financiers de l'exercice entier. Les activités de la société sont de caractère saisonnier et sont basées sur le calendrier scolaire des écoles publiques et privées qu'elle dessert. L'amortissement des immobilisations corporelles a lieu au cours des mois où les écoles sont ouvertes, soit habituellement de septembre à juin. La valeur de l'amortissement d'un exercice entier est constatée au cours de ces dix mois pour correspondre à l'utilisation des véhicules. Les présents états financiers consolidés intermédiaires non vérifiés englobent les comptes de la société et de ses filiales. Tous les soldes et opérations intersociétés importants ont été éliminés lors du regroupement.

Les présents états financiers consolidés intermédiaires non vérifiés ont été préparés selon les principes comptables généralement reconnus du Canada pour les états financiers intermédiaires et ne contiennent pas toutes les informations exigées pour les états financiers annuels. Par conséquent, ces états financiers doivent être lus avec les états financiers vérifiés pour l'exercice terminé le 30 juin 2006.

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, étant donné qu'ils sont basés sur le calendrier scolaire et les vacances. Les six premiers mois de l'exercice incluent juillet et août, deux mois pendant lesquels la plupart des écoles sont fermées pour les vacances estivales. Étant donné que les écoles ne sont pas ouvertes durant l'été, il n'y a pas de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice.

3. Acquisitions

Le 12 juillet 2006, la société a conclu son acquisition de la totalité des actions ordinaires en circulation de Simcoe Coach Lines Ltd. («Simcoe»), située à Sutton, en Ontario. Le 30 novembre 2006, la société a acheté les actifs de H. Burley Truck and Bus Repair, Ltd. et 1106593 Ontario Limited («Burley»), située à Peterborough, en Ontario. Les produits d'exploitation des sociétés acquises figurent dans les résultats d'exploitation de STA depuis la date d'acquisition. Le prix d'achat total de ces acquisitions était de 10,8 millions de dollars. La répartition du prix d'achat, telle qu'elle figure dans le tableau qui suit, est provisoire et changera selon l'évaluation définitive de la juste valeur des actifs acquis et des passifs pris en charge.

Immobilisations corporelles	3 704 $
Actifs incorporels	1 683
Total partiel	5 387
Écart d'acquisition	5 405
Total	10 792 $

Le prix d'achat se compose de 10,6 millions de dollars au comptant et de 0,2 million de dollars sous forme de billets. Les actifs incorporels identifiables représentent les droits contractuels de 1,1 million de dollars qui seront amortis sur 23 ans, les clauses de non-concurrence de 0,4 million de dollars qui seront amorties sur une durée de vie estimative de cinq ans et les dénominations commerciales de 0,2 million de dollars avec une durée de vie indéfinie.

Le 1er juillet 2005, la société a fait l'acquisition de nouveaux contrats productifs et de certains actifs de A&E West Coast Transport, Inc., de la région de San Jose et de Silicon Valley, en Californie, et a fusionné ces contrats avec les activités d'exploitation déjà existantes dans cette région. En juillet 2005, elle a décroché de nouveaux contrats productifs et de nouveaux contrats obtenus à la suite d'appels d'offres dans les états du Connecticut, du New Jersey, du Vermont et de New York pour l'année scolaire 2005-2006. La société a également conclu les acquisitions suivantes au cours de l'exercice terminé le 30 juin 2006, à savoir :

3. Acquisitions (suite)

- 29 juillet 2005 – division d'autobus scolaires d'Ayr Coach Lines, en Ontario, au Canada.
- 23 septembre 2005 – James O. Sacks, Inc. de Collegeville, en Pennsylvanie.
- 4 novembre 2005 – Byrd Yeany Busing, Inc. de Mayport, en Pennsylvanie.
- 9 novembre 2005 – Hudson Bus Lines, Inc. de Lewiston, dans le Maine.
- 20 décembre 2005 – Toshmar Bus Lines Ltd. en Ontario, au Canada.
- 8 mars 2006 – Liftlock Coach Lines Limited et R. Bennett Bus Lines Ltd. (collectivement, «Liftlock»), en Ontario, au Canada.
- 18 avril 2006 – McCrillis Transportation Inc. de Portsmouth, au New Hampshire.
- 1er mai 2006 – Positive Connections, Inc. («PCI»), en Illinois et au Minnesota.

Les revenus des sociétés acquises et les contrats sont classés dans les résultats d'exploitation de STA à leur date d'acquisition respective. Le prix d'achat de ces acquisitions et de ces contrats a totalisé 48,4 millions de dollars. La répartition du prix d'achat, tel qu'elle est présentée dans le tableau ci-dessous, est provisoire à l'égard de certaines acquisitions et peut être modifiée selon l'évaluation définitive de la juste valeur des actifs acquis et des passifs pris en charge.

Actifs à court terme moins passifs à court terme	1 517 $
Immobilisations corporelles	27 412
Actifs incorporels	8 984
Impôts sur les bénéfices futurs	(8 206)
Total partiel	29 707
Écart d'acquisition	18 698
Total	48 405 $

Le prix d'achat se compose de 44,3 millions de dollars au comptant et de 4,1 millions de dollars sous forme de billets. La convention de rachat d'actions de PCI comporte une provision pour paiement éventuel du prix d'achat relatif à l'attribution de deux autres contrats productifs pour la prestation de services pour l'année scolaire qui a commencé en septembre 2006. L'évaluation de ce paiement éventuel est incluse dans le prix d'achat provisoire et est classée à titre de composante de la dette du vendeur dans le bilan de la société au 30 juin 2006. Le paiement éventuel du prix d'achat sera fondé sur les résultats finaux de ces deux contrats productifs pour l'année scolaire 2006-2007 qui se termine le 30 juin 2007.

3. Acquisition (suite)

Les actifs incorporels identifiables représentent les droits contractuels de 5,8 millions de dollars qui seront amortis sur 21 à 23 ans, les clauses de non-concurrence de 1,6 million de dollars qui seront amorties sur une durée de vie estimative de 2 à 5 ans et des dénominations commerciales de 1,6 million de dollars avec une durée de vie indéfinie.

4. Dette

Deuxième contrat d'emprunt modifié et mis à jour et billets garantis de premier rang

En décembre 2006, la société a refinancé sa dette de premier rang en vertu de son contrat d'emprunt existant. Le contrat d'emprunt existant vient à échéance le 21 décembre 2007. Le 14 décembre 2006, la société a signé un nouveau contrat d'emprunt modifié et mis à jour (le «deuxième contrat d'emprunt modifié et mis à jour») et au même moment a réalisé une nouvelle émission de billets garantis de premier rang (les «billets garantis de premier rang») dans le cadre d'une opération de placement privé. Le deuxième contrat d'emprunt modifié et mis à jour comporte un engagement initial d'environ 75,0 millions de dollars et inclut une facilité d'emprunt de 45 millions de dollars US et une facilité d'emprunt de 33,0 millions de dollars CA, qui sont toutes deux disponibles pour financer les besoins en fonds de roulement ainsi que les acquisitions et les besoins d'investissement pour les nouveaux contrats productifs et contrats obtenus à la suite d'appels d'offres. La société peut exiger une augmentation de l'engagement initial de 75,0 millions de dollars jusqu'à concurrence de 50,0 millions de dollars en engagements additionnels en autant qu'aucun défaut ou cas de défaut ne soit survenu ni ne se poursuive. Chaque prêteur en vertu du deuxième contrat d'emprunt modifié et mis à jour aura le choix de souscrire une tranche de cette augmentation, et toute tranche qui n'aura pas été souscrite ainsi sera prise en charge par l'un ou plus des prêteurs existants ou par un autre établissement financier accepté par la société et le mandataire en vertu du contrat. Le deuxième contrat d'emprunt modifié et mis à jour a une durée de cinq ans et vient à échéance le 14 décembre 2011. Les billets garantis de premier rang consistent en 35,0 millions de dollars de billets garantis de premier rang à taux fixe de cinq ans comportant un taux d'intérêt nominal de 5,941 %. Les billets garantis de premier rang ont égalité de rang avec les emprunts en vertu du deuxième contrat d'emprunt modifié et mis à jour et viennent aussi à échéance le 14 décembre 2011. Les emprunts en vertu du deuxième contrat d'emprunt modifié et mis à jour sont garantis par les actifs non grevés de STA Holdings et ses filiales et certaines actions du capital social de STA Holdings et le capital social de chacun de ses filiales. En outre, le paiement et le rendement des obligations liées au deuxième contrat d'emprunt modifié et mis à jour sont garantis par chacune des filiales de STA Holdings. Les emprunts en vertu des billets garantis de premier rang sont garantis par les actifs non grevés de STA Holdings et ses filiales américaines et certaines actions du capital social de STA Holdings et le capital social de chacune de ses filiales américaines. De plus, le paiement et le rendement des obligations liées aux billets garantis de premier rang sont garantis par chacune des filiales américaines de STA Holdings.

4. Dette (suite)

Les emprunts initiaux en vertu du deuxième contrat d'emprunt modifié et mis à jour et le produit net de l'émission des billets garantis de premier rang ont servi à refinancer les emprunts en cours en vertu du contrat d'emprunt existant (26,9 millions de dollars en emprunts sur le prêt renouvelable et d'acquisition et 24,8 millions de dollars en emprunts sur le prêt à terme), à financer le rachat des actions de catégorie B, série Un de STA Holdings le 21 décembre 2006 (8,6 millions de dollars – voir la note 6) et aux fins générales de l'entreprise.

Les emprunts en vertu du deuxième contrat d'emprunt modifié et mis à jour peuvent être des emprunts au taux de base ou des emprunts en eurodollars, comme il est défini dans le contrat d'emprunt. Les emprunts au taux de base portent intérêt au taux de base, comme il est défini dans le contrat d'emprunt (8,25 % au 31 mars 2007), majoré de la marge applicable qui varie de 0 % à 0,75 % selon le ratio de levier de premier rang de STA Holdings à la date d'établissement des prix. Les emprunts en eurodollars portent intérêt au TIOL rajusté, comme il est défini dans le contrat d'emprunt (5,36 % au 31 mars 2007), majoré de la marge applicable qui varie de 1,5 % à 2,25 % selon le ratio de levier de premier rang de STA Holdings à la date d'établissement des prix.

Le deuxième contrat d'emprunt modifié et mis à jour et le contrat sur les billets garantis de premier rang permettent tous des emprunts de premier rang totaux ne dépassant pas 5,0 millions de dollars en rapport avec le rachat potentiel d'une tranche des billets subordonnés à 14 % en cours ou des titres IPS en circulation dans le cadre des offres publiques de rachat dans le cours normal des affaires approuvées par la Bourse de Toronto.

Relativement au deuxième contrat d'emprunt modifié et mis à jour, la société a engagé des frais totalisant environ 1,6 million de dollars, qui sont inclus dans les autres actifs et sont amortis sur la durée du contrat modifié. La société a aussi imputé environ 0,4 million de dollars des frais de financement reportés capitalisés antérieurement aux intérêts débiteurs au cours des neuf mois terminés le 31 mars 2007. Eu égard au deuxième contrat d'emprunt modifié et mis à jour, le contrat plafond des taux d'intérêt de la société n'est plus admissible comme une couverture efficace aux fins comptables. Par conséquent, la juste valeur restante de 0,2 million de dollars a été comptabilisée comme un gain au cours des neuf mois terminés le 31 mars 2007.

Le 23 mars 2007, la société a modifié le deuxième contrat d'emprunt modifié et mis à jour afin de faire passer le ratio de levier total de 4,6 à 4,8.

4. Dette (suite)

Billets subordonnés et billets subordonnés distincts

Les billets subordonnés émis dans le cadre du placement de titres IPS, de même que les billets subordonnés distincts, sont des obligations non assorties de sûreté de STA ULC garanties par STA Holdings et chacune de ses filiales, à l'exception de STC (tel qu'il est défini ci-dessous), mais qui ne sont pas assorties de sûreté en vertu des garanties données par chaque filiale garante au moment du placement de titres IPS.

En juillet 2005, STA Holdings a constitué une filiale indirecte, Student Transportation of Canada Inc. («STC»). STC a acquis la division d'autobus scolaires d'Ayr Coach Lines en juillet 2005, Toshmar Bus Lines Ltd. en décembre 2005, Liftlock en mars 2006 et Simcoe en juillet 2006. STC et ses filiales n'ont pas garanti les obligations de STA ULS en vertu des billets. Les états financiers consolidés de la société incluent les résultats financiers de STC. Le sommaire des informations financières consolidées des filiales garantes et non garantes de l'émetteur pour la période terminée le 31 mars 2007 est présenté comme suit (en milliers) :

	STA ULC	STA Holdings et ses filiales garantes	Filiales non garantes combinées	Montants consolidés totaux
Produits d'exploitation	- $	114 319 $	7 983 $	122 302 $
Perte d'exploitation	-	(917)	788	(129)
Perte nette	-	(9 114)	312	(8 802)
Actif à court terme	-	35 716	544	36 260
Actif à long terme	-	202 643	22 324	224 967
Passif à court terme	-	18 332	989	19 321
Passif à long terme (a)	77 659	69 235	156	147 050
Montants à verser ou à recevoir des sociétés affiliées	(31 350)	10 430	20 920	-

a) exclut la part des actionnaires sans contrôle et les montants à verser ou à recevoir des sociétés affiliées

En vertu de l'offre publique de rachat dans le cours normal des affaires du 15 décembre 2006, la société a racheté respectivement 25 500 et 56 000 titres IPS au cours des neuf mois et des trois mois terminés le 31 mars 2007. Relativement au rachat de ces titres IPS, la société a annulé les titres IPS rachetés. Ainsi, 0,2 million de dollars de billets subordonnés (faisant initialement partie des titres IPS) ont été rachetés au 31 mars 2007.

(en milliers de dollars américains, sauf indication contraire)

5. Actions ordinaires

Le capital social autorisé de la société comprend un nombre illimité d'actions ordinaires et privilégiées sans valeur nominale.

La société a émis les titres IPS et les actions ordinaires décrits ci-dessus (voir la note 1). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés. Les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés représentant ceux-ci par l'intermédiaire de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'entremise de son courtier ou d'un autre établissement financier, en tout temps.

Le 3 octobre 2006, les actions ordinaires et les billets subordonnés de STA et de STA ULC ont été inscrits et affichés aux fins de négociation séparément à la Bourse de Toronto en vertu de l'approbation de la Bourse de Toronto. Les actions ordinaires et les billets subordonnés étaient initialement inscrits et affichés aux fins de négociation à la Bourse de Toronto comme des titres IPS, représentant une action ordinaire de STA et un capital de 3,847 $ CA des billets subordonnés à 14 %. Les titres IPS continueront d'être inscrits et affichés aux fins de négociation.

En vertu de l'offre publique de rachat dans le cours normal des affaires du 15 décembre 2006, la société a racheté respectivement 25 500 et 56 000 titres IPS au cours des trois mois et des neuf mois terminés le 31 mars 2007. Eu égard au rachat de ces titres IPS, la société a annulé les titres IPS rachetés. La tranche des actions ordinaires des titres IPS rachetés a été acquise à un coût de 0,3 million de dollars.

Au 31 mars 2007, 23 718 554 actions ordinaires étaient émises et en circulation, dont 20 704 554 sont représentées par les titres IPS, 4 000 sont des actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires et 3 010 000 sont des actions ordinaires émises dans le cadre d'un placement privé lié uniquement aux titres de capitaux propres conclu le 29 mars 2007. Au 31 mars 2006, 15 864 554 actions ordinaires étaient émises et en circulation, dont 15 863 554 étaient représentées par des titres IPS et 1 000 étaient des actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires. Il n'y a aucune action privilégiée émise et en circulation.

La perte par action pour les neuf mois terminés les 31 mars 2007 et 2006 a été calculée d'après le nombre moyen pondéré d'actions ordinaires en circulation de respectivement 20 768 220 et 14 567 147.

6. Part des actionnaires sans contrôle

Avant le 22 décembre 2006, la part des actionnaires sans contrôle représentait les actions ordinaires de catégorie B, série Un conservées par les investisseurs existants et les actions ordinaires de catégorie B, série Deux de STA Holdings émises en vertu du régime incitatif à base d'actions (le «régime») de STA Holdings. Les porteurs des actions ordinaires de catégorie B de STA Holdings ont le droit de recevoir des dividendes, quand ils ont été déclarés par le conseil d'administration de STA Holdings, qui équivalent environ aux distributions par titre IPS reçues par les porteurs de titres IPS. Le 22 décembre 2006, la société a racheté aux fins d'annulation toutes les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants. Les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants comportent le droit (le «droit de négocier»), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'ouvrir des négociations de bonne foi, en vue d'acheter les actions ordinaires de catégorie B, série Un détenues par les investisseurs existants. À l'exercice du droit de négocier, si la société ne rachète pas les actions ordinaires de catégorie B, série Un conservées par les investisseurs existants, le dividende sur ces actions augmentera de 10 % (ce droit à dividende majoré pour les investisseurs existants est désigné comme le «dividende majoré»). Les dispositions relatives aux actions ordinaires de catégorie B, série Un offraient également à la société le droit (le «droit de rachat») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS d'acheter aux fins d'annulation les actions ordinaires de catégorie B, série Un en circulation détenues par les investisseurs existants.

La société a racheté et annulé toutes les 872 652 actions ordinaires de catégorie B, série Un détenues par les investisseurs existants pour 8,6 millions de dollars (y compris les dividendes courus et non réglés à la date du rachat). Eu égard au rachat des actions ordinaires de catégorie B, série Un, la société a constaté un accroissement de 2,4 millions de dollars de l'écart d'acquisition au 31 mars 2007.

Les actions ordinaires de catégorie B, série Deux émises en vertu du régime ne comportent pas le droit de négocier ni ne donnent droit au dividende majoré. La part des actionnaires sans contrôle au 31 mars 2007 consiste en 345 697 actions ordinaires de catégorie B, série Deux de STA Holdings émises et en circulation en vertu du régime. Les actions ordinaires de catégorie B en circulation représentaient une participation respective de 1,4 % et 4,5 % dans STA Holdings au 31 mars 2007 et au 30 juin 2006.

7. Rémunération à base d'actions

Au cours du premier trimestre de l'exercice, STA Holdings a attribué 290 073 actions ordinaires de catégorie B, série Deux, en vertu du régime, dont les droits étaient entièrement acquis à la date d'attribution. La société a constaté 1,9 million de dollars en charge de rémunération à base d'actions hors caisse liée à ces attributions au cours des neuf mois terminés le 31 mars 2007 d'après la juste valeur estimative de ces actions subalternes à la date d'attribution. L'émission des actions ordinaires de catégorie B, série Deux représente la part des actionnaires sans contrôle additionnelle dans la société.

Relativement à l'attribution susmentionnée des actions subalternes, 50 760 actions subalternes ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. Ainsi, 239 313 actions subalternes liées à ces attributions demeurent en circulation au 31 mars 2007.

8. Contrats de change

Les billets sont libellés en dollars canadiens. De ce fait, le paiement des billets échus doit se faire en dollars canadiens. La société n'a pas conclu de contrat de couverture eu égard aux fluctuations des devises relativement au capital des billets arrivant à échéance en 2016.

Les distributions sur les titres IPS sont également libellées en dollars canadiens. Pour limiter le risque lié aux fluctuations des devises, STA Holdings a conclu 57 contrats de change à terme («contrats à terme») mensuels en cours en vertu desquels la société vendra des dollars américains chaque mois pour un montant fixe en dollars canadiens aux conditions suivantes :

Durée du contrat	Nombre de contrats	Montant à livrer en $ US (en millions)	Montant à livrer en $ CA (en millions)	$ CA par $ US (moyenne pondérée)
avril 2007 à mars 2008	12	11,9	14,7	1,2275
avril 2008 à mars 2009	12	11,9	14,7	1,2275
avril 2009 à mars 2010	12	11,9	14,7	1,2278
avril 2010 à mars 2011	12	12,7	14,7	1,1527
avril 2011 à déc. 2011	9	10,1	10,9	1,0859
		58,5	69,7	

Après l'émission de titres IPS additionnels relativement à l'acquisition ferme du 14 juin 2006, la société a conclu certains contrats de tunnel dollar canadien/dollar américain, (les «contrats de tunnel»), pour 5,6 millions de dollars en distributions annuelles. Les contrats de tunnel permettent à la société d'acheter des dollars canadiens à un taux de change de 1,0400 $ CA à 1,1540 $ A pour 1,00 $ US jusqu'en juillet 2008. STA Holdings n'était pas tenue de déposer de garantie à l'égard de ces contrats.

8. Contrats de change (suite)

Les contrats à terme et les contrats de tunnel, (collectivement «les contrats»), ne sont pas admissibles comme couverture de flux de trésorerie aux fins comptables, et la variation de la juste valeur des contrats est constatée aux résultats. La juste valeur des contrats représentait un actif de 2,4 millions de dollars et de 5,3 millions de dollars au 31 mars 2007 et au 30 juin 2006, respectivement, dont 1,1 million de dollars et 1,3 million de dollars est comptabilisé dans les autres actifs à court terme au bilan consolidé au 31 mars 2007 et au 30 juin 2006, respectivement. Les contrats à terme ont un notionnel d'environ 69,7 millions de dollars et ont été conclus avec une grande banque canadienne à titre de contrepartie. Le risque associé aux contrats est le coût de remplacement de ces instruments en cas de défaut par la contrepartie. La direction est d'avis que ce risque est faible.

9. Couverture du carburant

Au cours de septembre 2006, la société a conclu un swap sur marchandises avec un établissement financier pour réduire son exposition à la variation du coût du carburant sur le marché (la «couverture du carburant»). La couverture du carburant fixe le prix du mazout à 2,10 $ le gallon pour un montant notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Cette couverture est désignée à titre de couverture de flux de trésorerie de l'exposition sous-jacente liée aux augmentations du coût du carburant diesel sur le marché pour une partie des achats prévus de la société au cours de la période. En raison de la corrélation élevée entre l'instrument de couverture du mazout et l'exposition sous-jacente des achats de carburant diesel couverts, la variation de la valeur du swap sur mazout sera généralement contrebalancée par la variation de la valeur des achats de carburant diesel sous-jacents.

La société détermine l'efficacité de la couverture par compensation en dollars cumulatifs en comparant l'ensemble des variations des flux de trésorerie prévus sur le swap sur mazout avec celles des flux de trésorerie prévus pour les achats prévus de carburant diesel. Au 31 mars 2007, la couverture du diesel était très efficace et les variations de la juste valeur de la couverture étaient reportées et seront constatées aux résultats à mesure que les opérations de couverture se dérouleront. La juste valeur de la couverture du carburant qui était reportée et non comptabilisée au 31 mars 2007 représentait une perte d'environ 0,2 million de dollars. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque d'un défaut de la contrepartie est minime.

10. Informations supplémentaires sur les flux de trésorerie

La société a versé respectivement 3,6 millions de dollars et 10,5 millions de dollars en intérêts au cours des trois mois et des neuf mois terminés le 31 mars 2007. En outre, la société a versé respectivement 2,8 millions de dollars et 8,4 millions de dollars d'intérêts au cours des trois mois et des neuf mois terminés les 31 mars 2006. La société a également versé 0,1 million de dollars en impôts pour les neuf mois terminés le 31 mars 2007 tandis qu'elle a versé respectivement 32 milliers de dollars et 0,2 million de dollars en impôts au cours des trois mois et des neuf mois terminés le 31 mars 2006.

11. Opérations avec les parties liées

La société fait appel à Coast Cities Truck Sales, Inc. («Coast Cities»), courtier en matériel de transport, principalement pour l'acquisition ou la cession de véhicules pour la flotte de la société sous la direction du président et chef de l'exploitation de la société. Coast Cities offre également des services de consultation à la société, en procédant à l'évaluation de la flotte dans le cadre d'acquisitions. Les services d'évaluation de la flotte sont fournis sans frais. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'acquisition et de cession sont fournis sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. Les montants payés par la société à Coast Cities se sont élevés à 0,1 million de dollars au cours des neuf mois terminés le 31 mars 2007.

12. Événements postérieurs

Le 3 avril 2007, la société a reporté l'échéance de ses contrats de tunnel de juillet 2008 à décembre 2008. Ces contrats permettent à la société d'acheter des dollars canadiens à un taux de change se situant entre 1,10 $ CA et 1,174 $ CA pour 1,00 $ US. Ces contrats couvrent 0,5 million de dollars CA de distributions mensuelles de titres IPS.

Le 10 avril 2007, la société a conclu trois contrats de change à terme mensuels de plus à un taux de 1,1122 $ CA pour 1,00$ US afin de couvrir environ 1,2 million de dollars CA de distributions mensuelles de titres IPS de janvier 2012 à mars 2012.

STUDENT TRANSPORTATION OF AMERICA LTD.

ET

STUDENT TRANSPORTATION OF AMERICA ULC

NOTICE ANNUELLE

Le 26 septembre 2006

TABLE DES MATIÈRES

STUDENT TRANSPORTATION OF AMERICA LTD.
ET
STUDENT TRANSPORTATION OF AMERICA ULC

GÉNÉRALITÉS

Sauf indication contraire, les renseignements contenus dans la présente notice annuelle, y compris l'information financière, sont établis en date du 30 juin 2006 ou à l'égard de l'exercice terminé le 30 juin 2006, selon le cas. Sauf indication contraire, les montants en dollars sont exprimés en dollars américains et le symbole « $ » désigne la monnaie légale des États-Unis. Dans la présente notice annuelle, « nous » et « notre » renvoient à Student Transportation of America Holdings, Inc. (« STA Holdings » ou la « société ») et à l'ensemble de ses filiales directes et indirectes.

Certains énoncés contenus dans la présente notice annuelle constituent des « énoncés prospectifs » qui reflètent les attentes de la direction en ce qui concerne la croissance, les résultats d'exploitation, les perspectives, les possibilités d'affaires et le rendement futurs de l'émetteur et de la société. Ces énoncés prospectifs reflètent les attentes actuelles de l'émetteur concernant des événements et les résultats d'exploitation futurs, et ne sont valables qu'à la date de la présente notice annuelle. Les énoncés prospectifs sont assujettis à des risques et à des incertitudes considérables, ne garantissent nullement les résultats ou les rendements futurs et ne constituent pas nécessairement des indices précis de la réalisation de ces résultats ou de ces rendements ni du moment de leur réalisation. De nombreux facteurs pourraient faire varier sensiblement les résultats réels par rapport aux résultats indiqués dans ces énoncés prospectifs, notamment les risques dont il est question sous la rubrique « Facteurs de risque ». Bien que les énoncés prospectifs contenus dans la présente notice annuelle soient fondés sur des hypothèses que l'émetteur et la société jugent raisonnables, les investisseurs ne peuvent être certains que les résultats réels seront conformes aux énoncés prospectifs, et les écarts pourraient être importants. Les principaux facteurs et les principales hypothèses qui ont servi de fondement aux énoncés prospectifs comprennent le renouvellement des contrats et la conservation des clients, les dépenses actuelles et futures, la possibilité de réaliser des acquisitions de qualité, les occasions de soumission et de conversion, la capacité d'emprunt actuelle et les ratios financiers ainsi que les résultats d'exploitation et le rendement actuels et historiques. Ces énoncés prospectifs sont faits à la date de la présente notice annuelle et l'émetteur et la société ne s'engagent aucunement à les mettre à jour ou à les réviser afin de tenir compte de nouveaux événements ou de nouvelles circonstances.

STRUCTURE DE L'ENTREPRISE

STA

Student Transportation of America Ltd. (« STA ») a été constituée en société le 22 septembre 2004 en vertu de la *Loi sur les sociétés par actions* (Ontario). Son siège est situé au Suite 2400, 250 Yonge Street, Toronto (Ontario) M5B 2M6. STA détient actuellement la totalité des actions ordinaires de catégorie A de STA Holdings émises et en circulation, représentant une participation avec droit de vote de 95,5 %.

STA ULC

Student Transportation of America ULC (« STA ULC » et, avec STA, l'« émetteur ») a été constituée en société à responsabilité illimitée le 29 septembre 2004 en vertu de la *Companies Act* (Nouvelle-Écosse). Son siège est situé au Suite 2400, 250 Yonge Street, Toronto (Ontario) M5B 2M6. STA ULC détient actuellement la totalité des actions privilégiées de STA Holdings émises et en circulation.

STA Holdings

Student Transportation of America Holdings, Inc. est une société du Delaware. Son siège est situé au 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings est propriétaire de la totalité des actions de Student Transportation of America, Inc. (« STA Inc. ») émises et en circulation et de la totalité des actions ordinaires de STA ULC émises et en circulation.

Structure de propriété

L'organigramme qui suit présente la structure de propriété de l'émetteur et de STA Holdings.


100 % des actions ordinaires
Public
Student Transportation of America Ltd. (Ontario)
Investisseurs existants et direction
100 % des actions ordinaires de catégorie A
Billets subordonnés
100 % des actions ordinaires de catégorie B série 1 et série 2
Student Transportation of America Holdings, Inc. (Delaware)
100 % des actions privilégiées
100 %
100 % des actions
Facilité de crédit
Prêteurs de premier rang
Student Transportation of America, Inc. (Delaware)
STA ULC (Nouvelle-Écosse)
Porteurs de billets subordonnés distincts
Billets subordonnés distincts
100 %
Filiales d'exploitation de STA Inc. 1)

1) STA Inc. détient en propriété exclusive les 23 filiales d'exploitation suivantes : (i) Santa Barbara Transportation Corp., société de la Californie; (ii) Krise Bus Service, Inc., société de la Pennsylvanie; (iii) STA of Pennsylvania, Inc., société de la Pennsylvanie; (iv) Rick Bus Co., société du New Jersey; (v) Southwest Student Transportation, LC, société à responsabilité limitée du Texas; (vi) Goffstown Truck Center, Inc., société du New Hampshire; (vii) STA of Connecticut, Inc., société du Connecticut; (viii) Student Transportation of Canada Ltd., société de l'Ontario; (ix) North Bend Bus Company, Inc., société de l'Oregon; (x) STA of New Jersey, Inc., société du New Jersey; (xi) STA Transportation of Pittsburgh, Inc., société de la Pennsylvanie; (xii) Student Transportation of Vermont, Inc., société du Vermont; (xiii) Dail Transportation Inc., société du New Hampshire; (xiv) STA of New York, Inc., société de l'État de New York; (xv) Ledgemere Transportation, Inc., société du Maine; (xvi) Student Transportation of Canada, Inc., société de l'Ontario; (xvii) James O. Sacks, Inc. société de la Pennsylvanie; (xviii) Byrd Yeany Busing, Inc., société de la Pennsylvanie; (xix) Hudson Bus Lines, Inc., société du Maine; (xx) Toshmar Bus Lines Limited, société de l'Ontario; (xxi) McCrillis Transportation, Inc., société du Maine; (xxii) Positive Connections Inc., société de l'Illinois et (xxiii) Positive Connections Leasing Corp., société de l'Illinois.

DÉVELOPPEMENT GÉNÉRAL DE L'ACTIVITÉ

L'émetteur a conclu le 21 décembre 2004 un premier appel public à l'épargne (le « placement de titres IPS ») visant 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (les « titres IPS »), pour un produit brut de 116 041 400 $ CA (94 212 000 $ US). Chaque titre IPS représente une action ordinaire de STA et 3,847 $ CA de capital de billets subordonnés à 14 % de STA ULC (les « billets subordonnés »). Simultanément à la clôture du placement de titres IPS, STA ULC a émis, dans le cadre d'un placement privé, 10,0 millions de dollars canadiens (8 149 000 $ US) de capital global de billets subordonnés à 14 % distincts d'un capital de 3,847 $ CA chacun (les « billets subordonnés distincts » et, avec les billets subordonnés, les « billets ») et l'émetteur, par l'intermédiaire d'une filiale, a conclu avec un groupe de prêteurs une facilité de crédit bancaire (la « convention de crédit ») composée d'un prêt à terme de 31,0 millions de dollars, d'une facilité de prêt renouvelable de 25,0 millions de dollars et d'une facilité de prêt d'acquisition de 15,0 millions de dollars (avec le placement de titres IPS, les « opérations relatives aux titres IPS »). Dans le cadre du placement de titres IPS, 43,3 millions de dollars ont été prélevés aux termes de la convention de crédit. Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option en cas d'attribution excédentaire qui leur avait été attribuée dans le cadre du placement de titres IPS. Dans le cadre de l'exercice de l'option en cas d'attribution excédentaire, l'émetteur a émis

1 160 414 titres IPS supplémentaires, pour un produit net de 10 857 000 $ CA (8 854 100 $). STA et STA ULC ont affecté le produit net tiré du placement de titres IPS et de l'exercice de l'option en cas d'attribution excédentaire à l'achat de la totalité des actions ordinaires de catégorie A et de la totalité des actions privilégiées de STA Holdings. Certains investisseurs existants de STA Inc. avant le placement de titres IPS (les « investisseurs existants ») détenaient la totalité des actions ordinaires de catégorie B de STA Holdings après la clôture de ce placement.

La convention de crédit intervenue dans le cadre du placement de titres IPS prévoit une facilité de crédit à terme de 31,0 millions de dollars, une facilité de crédit renouvelable de 25,0 millions de dollars ainsi qu'une facilité de crédit d'acquisition de 15,0 millions de dollars. La facilité de crédit d'acquisition peut servir à financer les acquisitions et les investissements relatifs aux nouveaux contrats productifs et contrats remportés dans le cadre d'appels d'offres. Au cours de l'exercice 2006, la société a apporté plusieurs modifications à la convention de crédit aux fins suivantes : (i) disposer d'un montant supplémentaire de 15,0 millions de dollars aux termes de la facilité de crédit d'acquisition, (ii) établir une nouvelle facilité de crédit renouvelable de 3,0 millions de dollars canadiens et une facilité de crédit d'acquisition de 10,0 millions de dollars canadiens, (iii) réviser certaines dispositions régissant la stabilité des versements d'intérêt et de dividendes pendant les périodes intermédiaires en fonction du caractère saisonnier des flux de trésorerie de la société et de la constatation partielle des flux de trésorerie liés aux investissements de croissance pendant ces périodes, (iv) réduire le ratio de levier de premier rang pour le faire passer de 2,50 à 2,25 pour la période allant du 1er octobre 2005 au 1er octobre 2006 et (v) obtenir une réduction du taux d'intérêt (réduction de la marge applicable) de 75 points de base à compter du 30 mars 2006 et une réduction supplémentaire de 75 points de base à compter du 15 juin 2006 (la « convention de crédit modifiée et mise à jour »). Les nouvelles facilités de crédit libellées en dollars canadiens ont été établies aux fins du financement du lancement des activités de la société sur le marché canadien.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé pris ferme réalisé avec un syndicat de preneurs fermes (le « placement privé »), pour un produit brut total en espèces de 37 200 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été affecté entièrement au remboursement partiel de la dette aux termes de la facilité de crédit. Chaque titre IPS était composé d'une action ordinaire de STA et d'une tranche de 3,847 $ CA de capital de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS supplémentaires dans le cadre du placement privé comprenait l'émission d'un capital supplémentaire de 10,0 millions de dollars (11,9 millions de dollars canadiens) de billets subordonnés faisant partie des titres IPS émis.

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'un placement pris ferme au moyen d'un prospectus (l'« acquisition ferme »), pour un produit brut total en espèces de 60 025 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été affecté au remboursement partiel de la dette existante aux termes de la facilité de crédit, qui a été contractée relativement à des acquisitions (notamment celles de Positive Connections, Inc. et de Liftlock Coach Lines Limited), au financement d'investissements relatifs aux nouveaux contrats remportés dans le cadre d'appels d'offres et aux contrats octroyés pour l'année scolaire à venir et aux fins générales de l'entreprise. Chaque titre IPS était composé d'une action ordinaire de STA et d'une tranche de 3,847 $ CA de capital de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS supplémentaires dans le cadre de l'acquisition ferme comprenait l'émission d'un capital supplémentaire de 16,9 millions de dollars (18,8 millions de dollars canadiens) de billets subordonnés faisant partie des titres IPS émis.

Le 8 décembre 2005, à l'occasion de leur assemblée annuelle et extraordinaire, les actionnaires de STA ont approuvé l'adoption, par STA Holdings, de son régime incitatif à base de titres de participation (le « régime incitatif à base de titres de participation »). Ce régime vise à faire ce qui suit : a) faire correspondre les intérêts de certains employés et membres de la direction de STA Holdings et des membres du même groupe que celle-ci (les « participants ») avec ceux des porteurs de titres IPS, b) maximiser la rentabilité et la croissance de STA Holdings et des membres du même groupe que celle-ci au moyen de mesures incitatives qui sont compatibles avec les objectifs de la société, c) inciter les participants à fournir un excellent rendement individuel et d) promouvoir le travail d'équipe au sein des employés, des membres de la direction et des consultants. Un nombre maximal de 717 747 actions ordinaires peuvent être émises aux termes du régime incitatif à base de titres de participation.

DESCRIPTION DES ACTIVITÉS

Activités de l'émetteur et de STA Holdings

STA détient actuellement 95,5 % des actions ordinaires en circulation de STA Holdings. L'émetteur et STA Holdings n'exercent aucune activité propre. STA Holdings est tributaire des activités et des actifs de sa filiale en propriété exclusive, STA, Inc., en ce qui a trait aux distributions d'encaisse. L'émetteur est à son tour tributaire de STA Holdings en ce qui a trait aux distributions d'encaisse destinées au versement des intérêts sur les billets subordonnés émis par STA ULC et au versement des dividendes sur les actions ordinaires de STA.

Activités de STA Holdings et des filiales

Aperçu

Fondée en 1997 par un cadre du secteur, M. Denis J. Gallagher, la société est le cinquième fournisseur de services de transport scolaire en importance en Amérique du Nord, où elle exerce ses activités par l'intermédiaire de filiales d'exploitation en propriété exclusive. Nous sommes devenus un chef de file du secteur du transport scolaire en accroissant nos activités au moyen du regroupement de fournisseurs existants, de soumissions dans le cadre d'appels d'offres ciblés et de la conversion d'activités internes dans un secteur fragmenté. Selon des sources du secteur, les établissements d'enseignement en Amérique du Nord affectent environ 15 milliards de dollars annuellement au transport scolaire. Nous fournissons actuellement des services de transport scolaire en Ontario, au Canada, et dans les États américains suivants : la Californie, le Connecticut, l'Illinois, le Maine, le Minnesota, le New Hampshire, le New Jersey, l'État de New York, la Pennsylvanie et le Vermont.

Nos services incluent le transport aller-retour, le transport adapté ainsi que le transport pour les activités parascolaires et le transport nolisé pour des écoles ou d'autres groupes. Notre service principal, soit le transport aller-retour des élèves entre leur domicile et l'établissement d'enseignement (désigné sous le nom de « transport aller-retour »), représente environ 91 % de notre chiffre d'affaires. Le transport aller-retour inclut le transport des élèves ayant des besoins particuliers, désigné sous le nom de « transport adapté ». Le transport adapté consiste habituellement à transporter des élèves vers des destinations situées à l'extérieur de l'arrondissement où ils résident au moyen de véhicules de petite taille avec superviseur. Le transport pour les activités parascolaires représente habituellement environ 6 % du chiffre d'affaires. Nous fournissons également du transport nolisé pour des événements sportifs, des sorties scolaires, des camps d'été et d'autres services sur demande autres que scolaires. Ces services représentent environ 3 % de notre chiffre d'affaires. Grâce à la mise en œuvre fructueuse d'une stratégie d'entreprise qui met l'accent sur un service sécuritaire, fiable et économique, nous avons affiché une croissance forte et soutenue de notre chiffre d'affaires, de nos marges et de notre BAIIA. Environ 90 % de notre chiffre d'affaires fait l'objet de contrats d'une durée moyenne de 3 à 8 ans. Notre croissance, au moyen d'acquisitions stratégiques, de soumissions dans le cadre d'appels d'offres ciblés et de conversions et, plus récemment, de contrats de services de gestion, a été menée à bien en tirant parti des forces de la direction et a généré des efficiences au chapitre de l'exploitation.

Les produits tirés des services de transport scolaire ont toujours été saisonniers, selon le calendrier scolaire et les vacances. Pendant les vacances estivales, les produits proviennent principalement des services de transport nolisé fournis aux camps d'été et à des organismes privés. Étant donné que les écoles sont fermées, la société ne tire aucun produit des services de transport scolaire. Par conséquent, elle subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui comprend les vacances estivales. En outre, la société engage la majeure partie de ses dépenses en immobilisations de remplacement et de ses dépenses d'investissement relativement aux nouveaux contrats remportés dans le cadre d'appels d'offres et aux contrats octroyés pour l'année scolaire à venir au cours de la même période. Ces dépenses ont jusqu'ici été financées au moyen d'emprunts aux termes de la facilité de crédit de la société.

Forces concurrentielles

Nous bénéficions de plusieurs avantages concurrentiels qui, de l'avis de la direction, nous permettront de demeurer rentables et de renforcer notre position en tant qu'un des principaux fournisseurs de services de transport scolaire en Amérique du Nord, dont les suivants :

Portefeuille de contrats stable et diversifié. Nous comptons actuellement plus de 128 contrats conclus avec des arrondissements scolaires en Ontario, au Canada, et dans 10 États américains aux termes desquels nous fournissons des services au moyen d'une flotte de plus de 4 000 véhicules. Notre contrat le plus important représente moins de 6,0 % de notre chiffre d'affaires contractuel; par conséquent, la concentration de la clientèle ne représente pas un risque important et, de l'avis de la direction, la perte d'un contrat n'aurait pas d'incidence importante sur notre rendement. En outre, nous bénéficions de flux de revenus stables et réguliers, notamment grâce au fait que nos contrats ont une durée moyenne de trois à huit ans et que les arrondissements scolaires des marchés ruraux et de banlieue ont tendance à prolonger les contrats existants conclus avec des fournisseurs de qualité plutôt que de demander des soumissions d'autres fournisseurs potentiels. Depuis la création de la société en 1997, nous avons renouvelé 257 des quelque 266 contrats qui devaient être renouvelés.

Priorité accordée aux marchés ruraux et de banlieue. À l'opposé de nos concurrents nationaux d'envergure, nous ciblons des arrondissements scolaires situés dans des marchés ruraux et de banlieue, qui offrent les avantages suivants :

- *Stabilité et taux de renouvellement élevé des contrats* – Les arrondissements scolaires ruraux et de banlieue sont plus susceptibles que les arrondissements scolaires urbains de renégocier et de prolonger les contrats conclus avec des fournisseurs de qualité, plutôt que de procéder à des appels d'offres coûteux. Les appels d'offres peuvent exiger beaucoup de temps et d'argent des arrondissements scolaires. Les fournisseurs en place qui offrent des services de haute qualité et des tarifs concurrentiels ne perdent que peu ou pas de contrats. À l'opposé, les arrondissements scolaires importants et les arrondissements scolaires urbains accordent généralement les contrats au plus bas soumissionnaire, et non pas selon le principe de l'offre recevable la plus basse qui tient compte de facteurs qualitatifs. De plus, afin de bénéficier des écarts de prix, les grands arrondissements scolaires urbains utilisent généralement les services de plusieurs fournisseurs. Ainsi, les contrats conclus avec des arrondissements scolaires ruraux et de banlieue offrent des marges plus élevées et plus de stabilité en ce qui a trait aux renouvellements et aux prolongations.

- *Concurrence restreinte* – Nos concurrents nationaux sont moins présents dans les marchés ruraux et de banlieue que dans les marchés urbains. Nos concurrents nationaux se concentrent principalement sur d'importants marchés ruraux, dans le but d'y développer des activités homogènes. Nos concurrents locaux ne disposent souvent pas des ressources financières nécessaires pour respecter les exigences de plus en plus strictes des contrats. Plus précisément, la direction est d'avis que bon nombre de ces concurrents de petite envergure n'ont souvent pas les ressources suffisantes pour répondre aux besoins croissants des clients et à la réglementation gouvernementale accrue. À l'opposé, nous sommes une société importante, en croissance et rentable et, contrairement à nos concurrents plus petits, nous sommes en mesure de tirer parti de notre taille et de notre infrastructure pour fournir des services de manière rentable. Nous entendons continuer à profiter de notre forte présence pour pénétrer nos marchés cibles. Le fait de mettre l'accent sur les marchés locaux, conjugué à nos efficiences en matière d'exploitation à l'échelle nationale, nous permet de bénéficier d'avantages concurrentiels non négligeables.

- *Frais d'exploitation peu élevés* – Plusieurs caractéristiques des marchés ruraux et de banlieue nous permettent de bénéficier de frais d'exploitation peu élevés par rapport aux marchés urbains, notamment : (i) les salaires des chauffeurs sont jusqu'à 50 % plus bas et les taux de roulement et d'absentéisme des chauffeurs sont généralement plus faibles que dans les marchés urbains; (ii) les risques de syndicalisation des employés sont moins élevés; (iii) les installations sont plus faciles à obtenir et ce, à des coûts beaucoup moindres; (iv) les frais d'entretien sont beaucoup moins élevés étant donné que les véhicules subissent moins d'usure sur les routes rurales et de banlieue et (v) les primes des assurances des véhicules et des assurances contre les accidents de travail sont moins élevées.

- *Sécurité accrue* – Les conditions de conduite sont généralement plus sécuritaires dans les marchés ruraux et de banlieue, ce qui réduit le nombre d'accidents. En outre, les taux peu élevés de roulement et d'absentéisme des chauffeurs contribuent à réduire le nombre d'accidents. La direction estime que ces facteurs ont contribué à notre excellent bilan en matière de sécurité.

Antécédents probants en matière d'acquisitions, de soumissions et de conversions. Pour croître dans le secteur du transport scolaire privé en voie de regroupement, une société doit être en mesure de repérer et d'acquérir des cibles et de les intégrer avec succès à ses activités. Nous avons des antécédents probants en matière d'acquisitions, puisque nous avons acquis avec succès 27 sociétés de transport scolaire depuis notre création en 1997. De plus, nous avons été en mesure d'accroître la valeur de ces acquisitions en tirant parti de notre infrastructure existante. De même, nous avons démontré notre capacité à décrocher des contrats dans le cadre d'appels d'offres et à repérer les arrondissements scolaires dont les conseils sont disposés à convertir leurs services de transport scolaire en les confiant à des exploitants privés et à travailler avec ceux-ci tout au long du processus de conversion. Depuis notre création en 1997, nous avons décroché 31 nouveaux contrats auprès d'arrondissements scolaires et nous avons réalisé la conversion (du public au privé) des services de transport scolaire de 6 arrondissements scolaires.

Partenariats à long terme avec les clients. Nous comprenons parfaitement les problèmes auxquels sont confrontés les arrondissements scolaires et nous sommes extrêmement efficaces pour élaborer des solutions adaptées aux besoins de transport de chaque arrondissement. Nos représentants rencontrent les responsables des arrondissements scolaires afin de leur présenter les avantages de l'impartition. À la suite de l'acquisition ou de la conversion du programme de transport d'un arrondissement scolaire, nous embauchons souvent les conducteurs et les employés de l'arrondissement déjà en place, de façon à offrir une continuité aux élèves et à mettre l'accent sur le partenariat avec l'arrondissement scolaire. Nous collaborons étroitement avec chacun de nos clients afin d'optimiser les itinéraires et les horaires et d'améliorer les activités quotidiennes. En outre, nous aidons nos clients à maximiser les remboursements versés par les organismes gouvernementaux relativement à leurs programmes de transport.

Direction chevronnée. Les membres de notre équipe de direction, dirigée par M. Denis Gallagher, président du conseil et chef de la direction de la société, comptent en moyenne 24 ans d'expérience et ils comptent collectivement plus de 200 ans d'expérience dans le secteur du transport scolaire et du transport de voyageurs. En outre, bon nombre des membres de notre équipe de haute direction ont travaillé ensemble au sein de l'entreprise de transport scolaire de Laidlaw de 1980 à 1996. Notre équipe de haute direction a fait ses preuves en assurant la croissance de la société depuis sa création grâce à la mise en œuvre d'un programme d'acquisitions, de soumissions et de conversions rigoureux. Au niveau régional, nos activités sont gérées par des dirigeants chevronnés et par d'anciens propriétaires qui ont une grande connaissance des arrondissements scolaires et des concurrents de leurs régions.

Stratégie commerciale et stratégie de croissance

Notre objectif stratégique principal consiste à accroître nos flux de trésorerie et notre rentabilité (i) au moyen de la croissance interne; (ii) en tirant parti de l'infrastructure d'exploitation et de l'infrastructure financière de nos plates-formes régionales au moyen d'acquisitions, de soumissions et de conversions, y compris de contrats de services de gestion et (iii) en étendant nos activités à de nouveaux marchés géographiques.

Croissance interne. La croissance interne liée à nos contrats existants provient principalement de clauses d'indexation en fonction de l'inflation intégrées dans nos contrats et de la hausse du nombre d'élèves inscrits. On prévoit que le nombre d'élèves inscrits devrait progresser de 5 % au cours des 10 prochaines années aux États-Unis; toutefois, les inscriptions devraient augmenter de 13 % dans l'ouest des États-Unis. Nous continuerons à surveiller les tendances en matière d'inscription dans les écoles afin de nous assurer que nos activités soient positionnées de manière à bénéficier des nouvelles tendances. Par exemple, sur la côte ouest, nos activités régionales sont dans une position favorable pour tirer parti de l'accroissement de la population supérieure à la moyenne dans l'ouest des États-Unis. Au Canada, selon une source du secteur, le ministère de l'Éducation de l'Ontario a annoncé récemment une hausse de 33 millions de dollars du financement du transport scolaire pour l'année scolaire 2005-2006, ce qui représente une augmentation de 5 %.

Tirer parti de l'infrastructure de nos plates-formes régionales. Nous établissons des sociétés plates-formes dans les marchés cibles, habituellement en réalisant des acquisitions et en remportant des contrats importants dans le cadre d'appels d'offres, et nous augmentons notre présence régionale en mettant en œuvre notre stratégie axée sur les acquisitions, les soumissions et les conversions au moyen d'acquisitions de sociétés devant être fusionnées, de contrats remportés dans le cadre d'appels d'offres et de conversions. Cette stratégie nous permet de bénéficier d'un effet de levier aux chapitres des finances et de l'exploitation, étant donné que nous pouvons accroître nos sources de revenu sans subir une hausse correspondante des frais fixes. L'accent mis sur une forte présence régionale, conjugué à nos

activités à l'échelle nationale, génère des économies d'échelle importantes en matières de finances, d'achats et de commercialisation grâce à l'intégration des activités et des contrats. Comme l'indique le graphique ci-dessous, depuis notre création en 1997, nous avons acquis et intégré 27 sociétés de transport scolaire, nous avons remporté 31 nouveaux contrats auprès d'arrondissements scolaires et nous avons réalisé la conversion (du public au privé) des services de transport scolaire de 6 arrondissements scolaires :

Historique des acquisitions, des soumissions et des conversions


140 $
120 $
100 $
80 $
60 $
40 $
20 $
0 $
Produits (en millions de dollars)
Contrats
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
2003
2004
2005
2006

En outre, la société a fait une acquisition, remporté quatre contrats dans le cadre de soumissions et réalisé une conversion après le 30 juin 2006.

Acquisitions. La fragmentation du marché du transport scolaire nous permet de bénéficier d'occasions de regroupement non négligeables. Plus précisément, il est estimé que 4 000 exploitants privés représentent environ 30 % du chiffre d'affaires du secteur. Par conséquent, il est possible d'acquérir et de regrouper bon nombre de ces exploitants privés, qui ne disposent pas des ressources financières nécessaires pour respecter les exigences contractuelles de plus en plus strictes et qui sont incapables de générer des économies d'échelle comparables à celles dont bénéficient les fournisseurs nationaux, tels que la société. Nous mettons en œuvre notre programme d'acquisitions en faisant l'acquisition de sociétés plates-formes régionales qui sont en mesure d'exercer leurs activités efficacement de manière décentralisée. Ces plates-formes sont dotées d'équipes de direction locales qui connaissent bien le marché et qui sont en mesure de commencer à mettre en place notre présence régionale. Nous renforçons notre présence régionale lorsque ces sociétés plates-formes sont complétées au moyen d'acquisitions de sociétés devant être fusionnées. Ainsi, nous sommes en mesure d'assurer la croissance de nos plates-formes régionales, de réaliser des synergies d'exploitation et d'améliorer nos marges bénéficiaires. Les principaux critères pris en compte avant de réaliser une acquisition sont le marché géographique, la qualité de la direction, la qualité des contrats, les relations avec les clients et la rentabilité.

Soumissions. Nous présentons des soumissions aux arrondissements scolaires qui ont choisi d'attribuer leurs contrats de transport scolaire dans le cadre d'appels d'offres. Ces contrats sont généralement attribués suivant un processus de soumissions public ou une demande de propositions, en fonction de l'offre recevable la plus basse. Dans l'examen des soumissions recevables, les arrondissements scolaires considèrent, outre le coût, d'autres facteurs comme les antécédents et les mesures mises en œuvre en matière de sécurité, les programmes de formation des chauffeurs, l'engagement dans la collectivité et la qualité du service.

D'après notre expérience, les contrats remportés dans le cadre d'un appel d'offres contribuent de manière importante à la hausse des bénéfices. Notre capacité à tirer parti de notre infrastructure d'exploitation et de gestion existante est un des éléments clés dont nous tenons compte avant de présenter une soumission. Les nouveaux contrats génèrent des hausses du chiffre d'affaires tandis que les coûts demeurent largement inchangés, étant donné que les services prévus dans les nouveaux contrats sont assurés au moyen des installations existantes et du personnel de gestion et d'entretien en place. Nous avons remporté 31 appels d'offres depuis notre création en mettant l'accent sur nos avantages qualitatifs et en tirant parti des économies générées par nos plates-formes régionales.

Conversions. Nous visons à convertir les flottes détenues en propriété et gérées par des arrondissements scolaires. On estime que les arrondissements scolaires exploitent environ 70 % des 450 000 autobus scolaires aux États-

Unis. Les dépenses en immobilisations liées à l'accroissement des flottes, à l'ouverture des écoles à longueur d'année et à la réglementation en matière de sécurité, conjuguées à la hausse des coûts relatifs à la gestion des flottes et à la syndicalisation des chauffeurs, entraînent des contraintes financières pour les arrondissements scolaires. La direction est d'avis que bon nombre d'exploitants privés, dont la société, ont démontré qu'ils étaient en mesure de fournir des services de transport scolaire à des coûts moindres que les arrondissements scolaires, ce qui incite certains arrondissements scolaires à convertir leurs flottes. Notre programme de conversion est similaire à notre programme de soumissions, dans la mesure où nous cherchons à privatiser les flottes des arrondissements scolaires situés dans des régions connexes à celles où nous exerçons déjà des activités. Les conversions présentent des avantages sur les plans opérationnel et financier étant donné qu'elles n'entraînent pas de hausse des coûts fixes et, par conséquent, elles contribuent à la hausse des bénéfices. Nous avons réalisé six conversions depuis notre création.

Les conversions ont comme caractéristique particulière qu'elles peuvent prendre la forme de contrats de gestion aux termes desquels l'exploitant gère les services de transport pour le compte de l'arrondissement scolaire et l'arrondissement scolaire demeure propriétaire de la flotte d'autobus et des installations. Les arrondissements scolaires choisissent parfois cette méthode afin de maintenir un certain contrôle à titre de propriétaire de la flotte et des installations. Nous préférons mettre l'accent sur les contrats de gestion de flotte, étant donné qu'ils exigent des dépenses en immobilisations initiales beaucoup moins élevées et qu'ils entraînent un amortissement annuel moindre. Nous comptons actuellement 12 contrats de services de gestion aux termes desquels nous exploitons environ 12 % des autobus de notre flotte.

Le graphique suivant présente la répartition de notre chiffre d'affaires en fonction des contrats existants.


Conversion
4 %
Acquisitions
66 %

Étendre les activités à de nouveaux marchés. Nous sommes dans une bonne position pour saisir les occasions de croissance considérables que présentent les nouveaux marchés. Nous ciblons traditionnellement les arrondissements scolaires qui comprennent les avantages de l'impartition; toutefois, une majorité des arrondissements scolaires aux États-Unis continuent de gérer à l'interne le transport des élèves. Nous continuons d'être d'avis que le sud-est et le sud-ouest des États-Unis offrent des occasions de conversion importantes, puisque l'impartition représente actuellement moins de 20 % du marché du transport scolaire dans ces régions.

Acquisitions récentes et faits nouveaux

Nous avons réalisé récemment les acquisitions et la conversion suivantes et nous nous sommes vu octroyer les contrats suivants pour l'année scolaire 2006-2007 :

- Le 12 juillet 2006, nous avons conclu l'acquisition de Simcoe Coach Lines Ltd. (« Simcoe »), établie à Sutton, en Ontario. L'acquisition devrait accroître les flux de trésorerie en dollars canadiens.

- Le 19 juillet 2006, nous avons remporté un contrat de privatisation des services de transport de l'arrondissement scolaire de la région d'Altoona, situé à Altoona, en Pennsylvanie (la « conversion de l'arrondissement scolaire de la région d'Altoona »). D'une durée de cinq ans, le contrat entre en vigueur au

début de l'année scolaire 2006-2007. La conversion de l'arrondissement scolaire de la région d'Altoona est l'une des plus importantes conversions de la Pennsylvanie et la plus importante conversion que nous ayons réalisée depuis notre création.

- Le 1er mai 2006, nous avons réalisé l'acquisition de Positive Connections, Inc. (« PCI »), établie en Illinois. Après cette acquisition, nous nous sommes vu octroyer deux autres contrats de services productifs pour l'année scolaire commençant en septembre 2006; l'un de ces contrats comporte une clause de protection contre la hausse des prix du carburant. Nous avons l'intention de nous procurer des autobus supplémentaires au deuxième trimestre de l'exercice 2007 pour exécuter ces contrats.

- En mai 2006, nous nous sommes vu octroyer un nouveau contrat de cinq ans à Peterborough, au New Hampshire, lequel comporte une clause selon laquelle l'achat du carburant est entièrement à la charge du client.

- En février 2006, nous nous sommes vu octroyer un nouveau contrat de cinq ans à Hudson, au New Hampshire, lequel comporte une clause prévoyant un prix plafond pour l'achat de carburant. Ce contrat a été conclu avec un arrondissement scolaire voisin de plusieurs terminaux actuellement exploités par la société dans le New Hampshire.

- En outre, en février 2006, nous nous sommes vu octroyer un contrat de cinq ans par l'arrondissement scolaire unifié de Riverside, en Californie (« Riverside »). Aux termes de ce nouveau contrat de cinq ans, l'achat du carburant est entièrement à la charge de l'arrondissement scolaire.

Dans la foulée de l'acquisition de Simcoe et de la conversion de l'arrondissement scolaire de la région d'Altoona, nous avons acquis au total deux contrats et 210 autobus scolaires. En outre, nous n'avons pas renouvelé quatre contrats pour l'année scolaire 2006-2007, représentant des produits d'environ 7,0 millions de dollars pour l'ensemble de l'exercice 2006. Nous avons perdu un contrat relatif à 33 autobus en Oregon à la suite d'un appel d'offres. Ce contrat était le seul que nous avions obtenu en Oregon. Nous avons vendu la flotte d'autobus scolaires utilisés dans le cadre de l'exécution de ce contrat et avons réinvesti le produit net tiré de cette vente dans du matériel scolaire nécessaire à l'exécution du contrat récemment obtenu dans le cadre de la conversion de l'arrondissement scolaire de la région d'Altoona (voir l'exposé ci-dessus). Deux contrats prévoyaient la prestation de services de gestion au Texas dans des arrondissements scolaires propriétaires de la flotte. Nous avons perdu l'un de ces contrats à la suite d'un appel d'offres et n'avons pas renouvelé l'autre. Plus particulièrement, selon notre stratégie commerciale, nous estimons qu'il n'est pas rentable d'exercer nos activités à un seul endroit, dans une même région. Le quatrième contrat avait été obtenu dans le nord-ouest de l'État de New York. Le client, un arrondissement scolaire de l'État de New York, était propriétaire et exploitant d'une partie importante des véhicules dont il avait besoin et avait conclu un contrat avec nous pour une partie des autres véhicules dont il avait besoin. L'arrondissement scolaire a diminué le nombre de circuits (et de véhicules requis) au cours de l'exercice 2006 et, en conséquence, il nous a ôté un certain nombre de circuits dont nous assurions le service. En raison de cette réduction, il ne nous était plus possible, sur le plan économique, de continuer à fournir des services à l'arrondissement scolaire aux termes du contrat. Par conséquent, nous avons décidé de révoquer notre décision d'accepter la prolongation du contrat.

Clients et contrats

Nous comptons actuellement plus de 128 contrats conclus avec des arrondissements scolaires en Ontario, au Canada, et dans 10 États américains, pour une flotte de plus de 4 000 véhicules. Nos contrats, d'une durée moyenne de 3 à 8 ans, prévoient habituellement que les paiements seront effectués pendant la période où les services sont fournis, soit de septembre à juin. Les paiements aux termes des contrats de transport scolaire sont généralement établis en fonction d'un tarif quotidien par véhicule. Les contrats comportent habituellement une clause d'indexation annuelle fondée sur l'indice des prix à la consommation et ils sont souvent assortis d'une protection supplémentaire contre l'augmentation du prix de l'essence. Plus précisément, environ 50 % de nos contrats incluent une protection contre l'augmentation du prix de l'essence, y compris sous forme de remboursement par l'arrondissement scolaire. La majorité des contrats (qui visent environ 88 % de la flotte) exigent que nous soyons propriétaires de la flotte.

Comme chacun de nos contrats représente en moyenne 1 % de notre chiffre d'affaires contractuel et que notre contrat le plus important représente moins de 6,0 % de notre chiffre d'affaires contractuel, la direction estime que la perte d'un contrat n'aurait pas d'incidence importante sur notre rendement. Depuis notre création en 1997, nous avons renouvelé 257 des quelque 266 contrats qui devaient être renouvelés pendant cette période. Un des facteurs qui contribuent au taux de renouvellement élevé est le fait que dans les régions rurales et les banlieues, où nous exerçons nos activités, les arrondissements scolaires ont tendance à prolonger les contrats existants plutôt qu'à procéder à des appels d'offres afin de trouver un autre fournisseur, sauf lorsque la loi applicable l'exige ou lorsqu'un arrondissement scolaire est insatisfait des services de son fournisseur de services de transport scolaire. Certains arrondissements sont d'avis que le remplacement d'un fournisseur au moyen d'un appel d'offres peut entraîner des prix plus élevés qu'une prolongation de contrat, compte tenu des investissements dans la flotte et des frais de démarrage importants qui doivent être assumés par un nouveau fournisseur.

La direction estime que notre taux de renouvellement de contrats élevé est attribuable aux facteurs suivants :

- l'expérience de la direction dans le secteur du transport scolaire;
- notre réputation en matière de sécurité des passagers, d'efficacité et de respect des horaires;
- la propension des arrondissements scolaires, notamment dans les marchés ruraux et de banlieue où nous exerçons nos activités, à favoriser la continuité du service;
- notre capacité à exploiter nos activités en tant qu'entreprise locale, notamment en conservant la marque locale, en participant à des programmes scolaires locaux et en accentuant notre engagement dans la collectivité;
- notre approche proactive en ce qui a trait à la renégociation et à la prolongation des contrats avant leur échéance;
- le fait que nous exerçons nos activités dans des États qui permettent que les contrats soient prolongés sans appel d'offres.

Exploitation

Notre stratégie d'exploitation consiste à exercer nos activités de façon décentralisée par l'intermédiaire de plates-formes régionales et à tirer parti de notre infrastructure d'exploitation, de notre infrastructure de gestion et de notre infrastructure financière afin de générer des efficiences. La direction a été en mesure d'accroître la valeur de nos plates-formes régionales en augmentant l'efficacité de l'exploitation dans des secteurs comme le recrutement et la formation des conducteurs, la gestion de la flotte, la gestion des installations et l'entretien des véhicules. De même, nous bénéficions d'économies d'échelle en ce qui a trait à la constitution de la flotte, à l'achat de pièces, aux assurances et aux programmes de sécurité.

Nous exploitons actuellement 68 terminaux, dont 3 nous appartiennent, répartis dans 6 divisions régionales, à savoir la Nouvelle-Angleterre (Connecticut, Maine, New Hampshire et Vermont), Midwest (Illinois et Minnesota), New Jersey/New York, Pennsylvanie, la côte Ouest (Californie) et l'Ontario, au Canada. Ces plates-formes régionales ont été établies dans des territoires qui sont favorables à l'exploitation des services de transport scolaire par le privé. Les activités régionales sont dirigées par des vice-présidents auxquels incombe la responsabilité générale de la croissance et du rendement opérationnel. Grâce aux avantages opérationnels inhérents à cette structure, nous pouvons accroître le nombre de nos contrats avec une hausse minimale des frais indirects.

Notre siège social, située à Wall, au New Jersey, fournit du soutien aux régions en consolidant les créditeurs, en assurant les fonctions relatives à la trésorerie et aux finances et en coordonnant le contentieux, les assurances, l'élaboration de la flotte, l'administration et les ressources humaines. L'équipe de haute direction établit l'orientation stratégique générale et assure la mise en œuvre de notre stratégie d'entreprise. L'équipe de haute direction passe en revue et approuve chacun des modèles financiers élaborés en vue d'acquisitions, de soumissions ou de conversions, et

elle participe directement à la négociation et à la réalisation de toutes les acquisitions, soumissions et conversions. De plus, l'équipe de haute direction examine et approuve les plans d'exploitation annuels de chacune des divisions régionales.

Vente et commercialisation

Les trois paliers de direction, soit la haute direction, les vice-présidents régionaux et les gestionnaires de terminaux locaux, assument des fonctions de vente et de commercialisation. Les membres de l'équipe de haute direction et les dirigeants régionaux sont des professionnels chevronnés qui comptent en moyenne 24 ans d'expérience dans le secteur du transport scolaire. Les gestionnaires de terminaux locaux possèdent une connaissance approfondie de leurs marchés respectifs et sont sans cesse à l'affût des occasions de soumission et de conversion. Notre équipe de haute direction, qui évalue plus de 100 occasions d'acquisitions, de soumissions ou de conversions chaque année, inclut le vice-président, Développement de l'entreprise, qui en collaboration avec les dirigeants locaux, s'efforce sans cesse de repérer et d'évaluer les acquisitions, les soumissions et les conversions potentielles. À la suite d'une acquisition, de l'obtention d'un contrat dans le cadre d'un appel d'offres ou d'une conversion, les processus de vente et de commercialisation mettent l'accent sur le service à la clientèle. Il incombe aux vice-présidents régionaux, aux équipes de direction régionales ainsi qu'aux gestionnaires et aux employés des terminaux locaux d'assurer le service à la clientèle, et ce, dans l'optique d'accroître notre réputation de qualité et de favoriser le renouvellement des contrats.

Flotte de véhicules

Nous exploitons une flotte composée de plus de 4 000 autobus scolaires, camionnettes et autres véhicules. Le prix moyen de nos autobus, qui comptent entre 9 et 84 sièges, est de 55 000 $. Nous achetons nos autobus auprès de fournisseurs de qualité, dont Navistar International Corp., Freightliner/Thomas Built Buses, Ford Motor Company et Blue Bird Corporation. La direction est d'avis que les économies réalisées par la société à l'égard des achats de véhicules se chiffrent, grâce à un volume d'achat annuel plus élevé, entre 10 % et 15 % comparativement aux exploitants de moindre envergure et que notre pouvoir d'achat de véhicules est comparable à celui des autres exploitants nationaux.

Notre flotte est entretenue adéquatement, de sorte que nos frais d'entretien annuels et nos dépenses en immobilisations sont peu élevées. L'âge moyen de notre flotte pour les six derniers exercices a été de 5,2 ans. En outre, nos véhicules sont inspectés par des organismes gouvernementaux qui s'assurent qu'ils sont conformes à la réglementation applicable.

Notre forte présence régionale nous permet d'utiliser efficacement notre flotte de véhicules, ce qui permet d'accroître l'utilisation des actifs et de réduire les investissements annuels de maintien des véhicules. Nous gérons notre flotte à l'échelle régionale et nous sommes en mesure de déplacer du matériel à l'intérieur d'une même région afin de répondre aux exigences contractuelles relatives à l'âge des véhicules. Nous estimons que nous économisons environ 1,0 million de dollars par année en investissements de maintien en redéployant notre flotte d'autobus.

Nous continuons de mettre l'accent sur nos activités de gestion de flottes de véhicules. À la fin de notre dernier exercice, les véhicules sous gestion représentaient environ 12 % des véhicules producteurs de revenu. L'augmentation des activités de gestion est généralement attribuable aux conversions, dans le cadre desquelles les arrondissements scolaires impartissent les services tout en demeurant propriétaires de leur flotte d'autobus. Les flottes sous gestion présentent des avantages importants pour nous, compte tenu de l'investissement initial relativement peu élevé requis par les nouveaux contrats remportés dans le cadre d'un appel d'offres et les nouveaux contrats de conversion. La croissance de la flotte sous gestion a entraîné une baisse des dépenses en immobilisations traditionnelles et de l'amortissement annuel.

Frais d'entretien de la flotte

Il est essentiel d'assurer l'entretien de la flotte pour pouvoir maximiser les services et réduire au minimum les coûts de réparations. Au cours de l'exercice 2006, nos frais d'exploitation se sont établis à environ 14,2 millions de dollars, incluant les salaires, soit en moyenne environ 4 125 $ par véhicule. Ces frais d'exploitation n'incluent pas les

investissements de maintien, qui regroupent les investissements nécessaires au maintien et à l'amélioration de l'infrastructure actuelle, y compris le remplacement des autobus scolaires et des camionnettes.

Nous disposons d'un programme d'entretien préventif détaillé qui vise à réduire au minimum le temps d'arrêt et à prolonger la durée de vie du matériel. Nous effectuons l'entretien normal, les contrôles de sécurité réguliers, la lubrification, le réglage de la géométrie des roues et les changements d'huile et de filtre sur une base régulière. Environ 97 % de notre flotte est entretenue par les techniciens à 66 de nos 68 terminaux. Les autres autobus sont entretenus par des entrepreneurs locaux qui respectent les règlements fédéraux, provinciaux et étatiques stricts ainsi que nos normes.

Chauffeurs

Il est essentiel d'être en mesure de recruter des chauffeurs et de les garder à notre service. En règle générale, les chauffeurs travaillent moins de 1 000 heures par année et gagnent un salaire de 9 $ à 20 $ l'heure, en fonction de l'ancienneté et de la concurrence salariale locale. Nous estimons que nous offrons un salaire concurrentiel à nos chauffeurs, comme l'atteste le taux de départ de nos chauffeurs, que nous considérons relativement peu élevé. En outre, nous donnons l'occasion à nos chauffeurs d'augmenter leur rémunération en les affectant au transport nolisé ou au transport pour des activités parascolaires. Nous estimons que les personnes au foyer qui ont des enfants d'âge scolaire et les nouveaux retraités constituent des candidats idéaux pour des postes de chauffeur. Nous exigeons que nos chauffeurs suivent une formation détaillée qui répond pleinement aux exigences réglementaires fédérales et étatiques ainsi qu'aux exigences contractuelles locales.

Itinéraires

En règle générale, nous collaborons avec les arrondissements scolaires afin d'élaborer les itinéraires les plus efficaces et de coordonner les horaires en fonction des heures de classe. La plupart de nos terminaux utilisent, au besoin, des outils de routage et de cartographie disponibles sur Internet. Bien que nous ne disposions pas de notre propre logiciel de cartographie, nos professionnels utilisent, sur demande, le logiciel du client.

Assurances et cautionnement

Nous maintenons divers types d'assurance responsabilité afin de nous protéger contre les réclamations pour dommages corporels ou dommages matériels. Cette protection est constituée essentiellement comme suit : (i) assurance responsabilité civile automobile et générale d'un maximum de 55 millions de dollars par sinistre assortie d'une franchise de 250 000 $ par sinistre; (ii) assurance contre les accidents du travail obligatoire assortie d'une franchise de 250 000 $ par sinistre et (iii) assurance tous risques contre les dommages matériels (excluant les véhicules automobiles) couvrant la valeur de remplacement et/ou le contenu des bâtiments, comme le prévoient les dispositions du bail, sous réserve d'une franchise de 5 000 $ par sinistre. En outre, la société souscrit une assurance couvrant les dommages aux automobiles de 2,0 millions de dollars par emplacement assortie d'une franchise de 5 000 $ par véhicule. Dans certaines circonstances, la société maintient la couverture d'assurance en vigueur des sociétés acquises pendant une période de transition avant d'adopter les programmes de la société dont il est question ci-dessus. Certains de nos contrats comportent des clauses de protection contre la hausse des frais d'assurance.

Environ 20 % de nos produits sont générés par des contrats qui comportent des exigences en matière de cautionnement de bonne exécution ou d'assurance caution. Les cautionnements sont fournis par des souscripteurs d'assurance caution avec lesquels nous entretenons des relations de longue date. Pour l'année scolaire 2005-2006, nos cautionnements de bonne exécution totalisaient 26,5 millions de dollars et représentaient des coûts annuels d'environ 0,2 million de dollars.

Sécurité

Nous avons un excellent bilan en matière de sécurité. Nous sommes assujettis à la réglementation de l'Occupational Safety and Health Administration, et n'avons commis aucune infraction ni reçu aucune contravention importante aux termes de cette réglementation. De même, des organismes étatiques effectuent des inspections occasionnelles de notre flotte afin de s'assurer que nous respectons les règlements applicables. À notre avis, nous respectons à tous égards importants l'ensemble des lois et de la réglementation fédérales, étatiques et provinciales

américaines et canadiennes en matière de sécurité qui sont actuellement en vigueur. La direction a élaboré une philosophie d'entreprise axée sur la sécurité des passagers et le service. Dans le cadre de cet engagement, nous employons plus de 100 formateurs accrédités spécialisés dans la sécurité du transport scolaire qui assurent la mise en œuvre des programmes de sécurité et de formation. La direction considère que l'attention particulière que nous accordons à la sécurité des passagers et au service joue un rôle très important dans l'obtention de nouveaux contrats.

Systèmes d'information de gestion

La direction considère que nos bases de données et systèmes d'information ainsi que notre expertise en matière de présentation courante et précise de l'information financière constituent des avantages concurrentiels importants. Notre système comptable centralisé, MAS-200, est accessible à distance par l'intermédiaire de notre serveur sécurisé. Notre système de gestion des immobilisations permet de faire le suivi des véhicules et de nos autres actifs. Un fournisseur tiers, MRK Host Window, héberge les systèmes comptables et fournit le soutien nécessaire.

Nous n'avons pas de système de routage ou de réservation uniforme qui couvre tous les emplacements. En fonction de chaque cas, nous installons des progiciels de routage dans un terminal à la demande d'un client. Vu l'importance que nous accordons aux petits marchés ruraux et de banlieue, ou a pu constater dans la plupart des emplacements que les outils de routage et de cartographie généralement disponibles sur Internet sont adéquats.

La plupart de nos emplacements disposent de systèmes de diagnostic moteur autonomes dont le personnel d'entretien peut se servir afin de diagnostiquer de manière efficace les problèmes détectés sur les véhicules. Ces systèmes nous permettent d'utiliser plus efficacement les services de notre personnel chargé de l'entretien des véhicules et de tirer profit des systèmes informatisés installés dans nos véhicules.

Environnement concurrentiel

Dans le secteur du transport scolaire, les contrats sont généralement attribués par voie d'appels d'offres, souvent en fonction de l'offre recevable la plus basse. Plus particulièrement, dans l'examen des soumissions, les arrondissements scolaires considèrent le coût et d'autres facteurs, notamment la réputation du soumissionnaire, ses antécédents en matière de sécurité et la qualité du service. Étant principalement présents dans les marchés ruraux et de banlieue, nous sommes généralement en concurrence avec de petites sociétés régionales.

Laidlaw, First Group et National Express ont procédé au regroupement du secteur à l'échelle des États-Unis et ont acquis un grand nombre des principales entreprises privées de transport scolaire au cours des 10 dernières années. Leur stratégie a consisté à acquérir les concurrents dans différents marchés et à éliminer les marques locales au profit de marques nationales déjà bien établies. Cette stratégie a entraîné une forte concentration de leurs activités dans les marchés urbains. Aussi, les sociétés qui sont actives dans les marchés urbains font généralement face à une concurrence dans le prix plus marquée que dans les marchés ruraux et de banlieue. Le tableau qui suit indique les dix principaux fournisseurs de services de transport scolaire aux États-Unis.

LES 10 PRINCIPALES SOCIÉTÉS DE TRANSPORT SCOLAIRE AU COURS DE L'ANNÉE SCOLAIRE 2005-2006

Rang	Société	Nombre de véhicules	Siège social
1	Laidlaw Education Services	39 116	Naperville, IL
2	First Student Inc. (First Group plc)	22 000	Cincinnati, OH
3	National Express Group plc	12 000	Chicago, IL
4	Atlantic Express Transportation Group	6 239	Staten Island, NY
5	Student Transportation of America	4 017	Wall, New Jersey
6	Cook-Illinois Corp.	1 425	Oak Forest, IL
7	Peterman	1 241	Cincinnati, OH
8	Baumann and Sons	1 151	Bohemia, NY
9	The Trans Group LLC	1 150	Spring Valley, NY
10	WE Transport	1 145	Plainview, NY
	Total des 10 premiers exploitants	89 484	
11-50	**Total des 40 exploitants suivants**	18 214	
	Total du secteur privé	135 000 [1)]	

Note :

1) En fonction d'un total sectoriel de 450 000 autobus et d'une part de marché de 30 % des 4 000 exploitants privés, selon les estimations.

Source : School Bus Fleet 2006 Fact Book

Dépenses en immobilisations

Nos dépenses en immobilisations sont de deux types : il y a les investissements de maintien et il y a les investissements de croissance, soit des investissements qui permettent de générer des produits. Le tableau ci-dessous présente le niveau historique et le niveau moyen des investissements de maintien et des investissements de croissance pour les trois derniers exercices.

	2006	2005	2004	Moyenne
Investissements de maintien	5,1	6,5	3,8	5,1
Investissements de croissance	17,3	8,7	2,9	9,6
Total des dépenses en immobilisations	22,4	15,2	6,7	14,7

Investissements de maintien

Les investissements de maintien incluent ceux qui sont nécessaires à l'entretien et à la mise à niveau de l'infrastructure existante, notamment au remplacement des autobus et des camionnettes scolaires.

Investissements de croissance

Les investissements de croissance sont ceux qui se rapportent aux nouvelles soumissions, à l'achat de nouveau matériel et à l'expansion de l'infrastructure existante (c.-à-d. l'agrandissement d'installations existantes et/ou l'ajout de nouvelles installations et d'autres améliorations des immobilisations). Les investissements de croissance visent à accroître la rentabilité, les flux de trésorerie, les marges et/ou la capacité.

Politique de couverture du risque de change

Nous sommes exposés aux fluctuations du change entre le dollar canadien et le dollar américain parce que les distributions faites par la société sont libellées en dollars américains et que celles que la société fait à STA et à

STA ULC sont payées en dollars canadiens. Afin d'atténuer l'incidence des fluctuations du change entre le dollar canadien et le dollar américain, nous avons conclu une entente de couverture de cinq ans au taux de change de 1,2275 $ CA pour 1,00 $ US jusqu'au 15 janvier 2010. La société a conclu de nouveaux contrats à terme chaque trimestre à l'expiration des contrats liés à l'entente initiale de cinq ans. Au 30 juin 2006, la société comptait 60 contrats de change à terme mensuels ouverts aux termes desquels elle vendra chaque mois des dollars américains pour une quantité fixe de dollars canadiens conformément aux dispositions indiquées dans le tableau qui suit.

Dates des contrats	Nombre de contrats	Dollars américains à livrer (en millions)	Dollars canadiens à recevoir (en millions)	Taux de change du dollar canadien par rapport au dollar américain (moyenne pondérée)
Juillet 2006 à juin 2007	12	11,9	14,7	1,2275
Juillet 2007 à juin 2008	12	11,9	14,7	1,2275
Juillet 2008 à juin 2009	12	11,9	14,7	1,2275
Juillet 2009 à juin 2010	12	11,9	14,7	1,2224
Juillet 2010 à juin 2011	12	13,1	14,7	1,1171
		60,7	73,5	

Après l'émission de titres IPS supplémentaires dans le cadre de l'acquisition ferme, la société a conclu un tunnel de change ($ CA/$ US) d'une durée de deux ans à l'égard de 5,6 millions de dollars en distributions annuelles. Les opérations visées par le tunnel permettent à la société d'acheter des dollars canadiens à un taux de change s'établissant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. À l'heure actuelle, selon les contrats à terme et le tunnel, la société a couvert environ 60 % des distributions actuellement prévues pour les cinq prochaines années et 85 % des distributions actuellement prévues jusqu'en juillet 2008. La société prévoit financer le reste des distributions actuellement prévues au moyen des flux de trésorerie provenant de ses activités canadiennes, puisque nous continuerons d'accroître nos flux de trésorerie en dollars canadiens en exécutant notre stratégie de croissance au Canada.

La société revoit sa politique de couverture à intervalles réguliers.

Employés

Au 30 juin 2006, nous avions un effectif d'environ 4 500 employés, dont la plupart sont à temps partiel. Environ 4 000 employés sont des chauffeurs et des superviseurs, 400 personnes sont affectées à l'exploitation, à l'entretien et à la formation à la sécurité et quelque 100 personnes, à la gestion. Moins de 7 % de l'effectif est représenté par un syndicat. La direction considère que l'effectif est relativement stable et que les relations avec les employés sont excellentes.

Installations

Au total, nous exploitons 68 terminaux, dont trois nous appartiennent. Le terminal type d'autobus scolaires se compose d'emplacements de stationnement pour autobus, d'un emplacement de stationnement pour les véhicules des chauffeurs, de divers postes d'entretien, d'un petit bureau, d'un poste de répartition ainsi que d'une aire de formation et

de repos. Les immeubles loués font l'objet de baux d'une durée de un mois à 13 ans et comportent diverses options de renouvellement. Nous lions généralement la durée de nos baux à celle du contrat productif principal; nos baux actuels arrivent à échéance à diverses dates d'ici la fin de 2018. Dix terminaux sont installés dans des immeubles appartenant à des arrondissements scolaires aux termes des contrats conclus avec ces clients. En outre, nous louons 12 sites réservés exclusivement au stationnement et 5 locaux de bureaux. La charge au titre des loyers s'est établie à 3,1 millions de dollars pour la période de 12 mois terminée le 30 juin 2006.

Environnement

Nos installations et nos activités sont assujetties à un vaste ensemble constamment en évolution de lois et de règlements fédéraux, étatiques et locaux en matière d'environnement et de santé et sécurité au travail, notamment à des exigences concernant les émissions atmosphériques, l'entreposage et la manutention de substances chimiques et dangereuses, le ravitaillement en carburant et l'entretien des véhicules, l'évacuation des eaux usées et des eaux de ruissellement, la propriété et l'exploitation de réservoirs souterrains et la dépollution du sol et d'eaux souterraines contaminés. Nous avons pris en compte les exigences de ces lois dans l'amélioration, l'agrandissement et le démarrage de nos installations. Nous effectuons généralement une évaluation environnementale de phase I de la plupart des terminaux avant de les occuper. Des réservoirs souterrains sont situés et exploités dans 12 de nos emplacements. Aux termes des lois environnementales applicables, nous pourrions être tenus responsables de la décontamination d'installations dont nous sommes propriétaires ou que nous louons et dont la contamination découle de nos activités ou peut-être d'activités exercées antérieurement par des tiers. Bien que nous ne nous attendions pas à devoir assumer des responsabilités ou des obligations de conformité importantes en matière d'environnement ou de décontamination, rien ne garantit que ces responsabilités et/ou obligations n'augmenteront pas dans l'avenir ni qu'elles n'auront pas d'effet défavorable important.

Cadre réglementaire

Nous sommes assujettis à une abondante législation fédérale, étatique, provinciale et municipale américaine et canadienne portant sur l'homologation des véhicules, l'entretien du matériel, la formation de qualification et la vérification de la compétence des employés ainsi que la qualification et l'entretien des installations d'exploitation.

Aux États-Unis, nos véhicules sont soumis aux normes de sécurité fédérales sur les véhicules motorisés de la National Highway Traffic Safety Administration (la « NHTSA »), division du Department of Transportation des États-Unis, aux termes de la *National Traffic and Motor Vehicle Safety Act* (1966). Des normes particulières ont été promulguées par la NHTSA en ce qui a trait aux autobus scolaires en vertu des *School Bus Safety Amendments* adoptés en 1974. Nos véhicules sont également soumis aux lois et règlements, souvent plus stricts que les exigences fédérales en vigueur de chaque État dans lequel nous exerçons nos activités.

Aux termes de la *Commercial Motor Vehicle Safety Act* de 1986, les chauffeurs de véhicules commerciaux, notamment ceux d'autobus scolaires, sont tenus d'obtenir un permis de conduire commercial. De nombreux États posent des conditions supplémentaires pour des sous-catégories de chauffeurs tels que les chauffeurs d'autobus scolaires. Dans le cadre de la réglementation de chaque État et/ou de la réglementation locale, nos chauffeurs d'autobus scolaires sont tenus de suivre chaque année une formation de base minimale et des cours de recyclage. Aux termes de la réglementation du Department of Transportation des États-Unis prise en application de la *Drug Free Workplace Act* de 1988, avant de pouvoir exercer leur emploi, nos conducteurs sont tenus de passer un test anti-drogue et un alcootest, et nous avons l'obligation, à cet égard, d'effectuer des contrôles au hasard. Des tests semblables sont également requis aux termes de diverses lois étatiques. Nous vérifions également les antécédents criminels de tous nos chauffeurs. Le Surface Transportation Board réglemente les déplacements d'autobus scolaires effectués entre les États; la Federal Highway Administration réglemente l'octroi des licences de tous les transporteurs scolaires exerçant des activités dans plusieurs États. Certains États obligent les entreprises de transport à obtenir des permis d'exploitation pour exercer des activités dans plusieurs États à la fois.

Au Canada, nos activités ontariennes sont assujetties à des normes provinciales régissant la sécurité des véhicules motorisés, l'octroi de licences et la conduite des chauffeurs qui ont été établies par le ministère des Transports de l'Ontario aux termes du *Code de la route* et de la *Loi sur les infractions provinciales*. La législation ontarienne

oblige également les sociétés de transport par autobus qui fournissent des services de transport nolisé à obtenir auprès de la Commission des transports routiers de l'Ontario un permis d'exploitation d'un véhicule de transport en commun aux termes de la *Loi sur les véhicules de transport en commun.* Nos activités ontariennes sont également assujetties à des lois en matière de sécurité en milieu de travail, notamment la *Loi sur la sécurité professionnelle et l'assurance contre les accidents du travail* et la *Loi sur la santé et la sécurité au travail.*

L'ÉMETTEUR

Description des titres IPS

Au 30 juin 2006, 20 763 554 titres IPS étaient émis et en circulation. Chaque titre IPS représente les deux éléments suivants : a) une action ordinaire de STA (une « action ordinaire ») et b) 3,847 $ CA de capital de billets subordonnés.

Le rapport entre les actions ordinaires et le capital des billets subordonnés représentés par un titre IPS peut être modifié en cas de fractionnement, de regroupement ou de reclassement d'actions, ou en cas de rachat ou de remboursement partiels des billets subordonnés.

Séparation et regroupement volontaires

Les porteurs de titres IPS peuvent, à tout moment après le 45e jour suivant la date d'émission initiale ou à la survenance d'un changement de contrôle de STA ULC, faire scinder leurs titres IPS en actions ordinaires et en billets subordonnés que représentent leurs titres IPS par l'intermédiaire de leur courtier ou d'une autre institution financière. De la même manière, un porteur d'actions ordinaires et de billets subordonnés peut, à tout moment, faire regrouper le nombre d'actions ordinaires et le capital de billets subordonnés qui sont nécessaires pour reconstituer des titres IPS par l'intermédiaire de son courtier ou d'une autre institution financière. Voir ci-dessous la rubrique « – Règlement et quittance par inscription en compte » pour obtenir de plus amples renseignements sur le mode de remise des titres IPS ainsi que des actions ordinaires et des billets subordonnés.

Séparation automatique

Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement séparés en actions ordinaires et en billets subordonnés qu'ils représentent :

- l'acceptation, par un porteur de titres IPS, de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans le cadre d'un changement de contrôle de STA ou de STA ULC;

- l'exercice, par STA ULC, de son droit de rembourser par anticipation la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du remboursement;

- la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme;

- si la CDS ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant;

- la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Règlement et quittance par inscription en compte

La CDS agit à titre de dépositaire des titres IPS ainsi que des billets subordonnés et des actions ordinaires représentés par les titres IPS (collectivement, les « titres »). Les titres IPS ainsi que les billets subordonnés et les actions

ordinaires représentés par les titres IPS sont représentés par un ou plusieurs billets globaux et certificats globaux d'actions. Les billets globaux et les certificats globaux d'actions sont émis sous forme d'inscription en compte entièrement nominative au nom de la CDS ou de son prête-nom, CDS & Co. L'investisseur qui a l'intention d'acheter des titres IPS ou des billets subordonnés vendus séparément doit le faire par l'intermédiaire d'adhérents directs et indirects de la CDS. Le nombre applicable de titres IPS sera inscrit dans les registres de la CDS au crédit de l'adhérent par l'intermédiaire duquel l'investisseur acquiert ses titres. La participation dans le titre applicable de chaque investisseur, appelé le « véritable propriétaire », doit être inscrite dans les registres de l'adhérent. Le véritable propriétaire ne reçoit aucune confirmation écrite de son achat de la part de la CDS, mais il devrait recevoir de la part de l'adhérent de la CDS par l'intermédiaire duquel il a effectué l'opération une confirmation d'exécution écrite fournissant le détail de l'opération, ainsi que des relevés périodiques de son avoir.

Toutes les participations dans les titres seront assujetties au mode opératoire et aux procédures de la CDS. Le texte qui suit est un sommaire de ce mode opératoire que l'émetteur fournit seulement pour plus de commodité. Le mode opératoire et les procédures de chaque système de règlement peuvent être modifiés à tout moment. L'émetteur n'assume aucune responsabilité à l'égard de ce mode opératoire et de ces procédures.

Afin de faciliter les transferts subséquents, tous les titres déposés par des adhérents directs de la CDS sont immatriculés au nom de la CDS. Le dépôt de titres auprès de la CDS et leur immatriculation au nom de la CDS n'entraînent aucun changement dans la propriété effective. La CDS ignore qui sont les véritables propriétaires des titres. Les registres de la CDS n'indiquent que le nom des adhérents directs de la CDS au compte desquels les titres sont crédités, et ceux-ci peuvent en être ou non les véritables propriétaires. Les adhérents de la CDS demeurent responsables de la tenue des comptes représentant les titres qu'ils détiennent pour leurs clients.

Les transferts de propriété des titres sont effectués par des entrées dans les registres des adhérents de la CDS agissant pour le compte des véritables propriétaires. Les véritables propriétaires ne reçoivent aucun certificat représentant leur participation dans un titre donné, sauf si le système d'inscription en compte des titres cesse d'être utilisé.

Les transferts intermarchés entre les adhérents de la CDS, d'une part, et les adhérents de la Depositary Trust Company (la « DTC »), d'autre part, seront effectués à la CDS par l'intermédiaire de la DTC. Pour remettre ou recevoir une participation dans des titres détenus dans un compte de la DTC, l'investisseur doit donner des directives de transfert à la DTC conformément aux règles et à la procédure de ce système et dans les délais impartis par celui-ci. Si l'opération respecte ses exigences de règlement, la DTC donnera à son dépositaire de la CDS des directives pour qu'il effectue le règlement final en remettant ou en recevant des participations dans les titres détenus dans un compte de la CDS, ainsi qu'en effectuant ou en recevant le paiement dans le cadre de la procédure normale de règlement en fonds même jour s'appliquant à la CDS. Les adhérents de la DTC ne peuvent donner de directives directement au dépositaire de la CDS agissant pour le compte de la DTC.

La communication d'avis et toute autre communication par la CDS aux adhérents directs, par les adhérents directs aux adhérents indirects de la CDS et par les adhérents de la CDS aux véritables propriétaires sont régies par les arrangements conclus entre eux, sous réserve des exigences des lois ou des règlements en vigueur au moment en cause.

La CDS ne donne pas de consentement à l'égard des titres ni n'exerce les droits de vote s'y rattachant. Conformément à sa procédure usuelle, la CDS expédie par la poste à l'émetteur une procuration générale aussitôt que possible après la date de clôture des registres. La procuration générale cède les droits de consentement ou de vote de la CDS aux adhérents directs aux comptes desquels les titres sont crédités à la date de clôture des registres (nommés dans une liste jointe à la procuration générale).

Aux termes de l'acte de fiducie relatif aux billets subordonnés (au sens attribué à ce terme ci-après), STA et le fiduciaire feront à la CDS tous les paiements relatifs aux actions ordinaires et aux billets subordonnés. La CDS a pour pratique de créditer les comptes de ses adhérents directs à la date de paiement en fonction de leur avoir respectif figurant sur ses registres, à moins qu'elle n'ait des motifs de croire qu'elle ne recevra pas le paiement à la date de paiement. Les paiements que les adhérents de la CDS effectuent aux véritables propriétaires sont régis par les instructions permanentes et les pratiques usuelles, comme c'est le cas pour les titres au porteur détenus dans les comptes des clients ou inscrits au nom d'un prête-nom pour le compte de clients, et ils sont la responsabilité de l'adhérent en

cause, et non de la CDS, de STA, de STA ULC ou du fiduciaire, sous réserve des exigences des lois ou des règlements en vigueur au moment en cause.

Aux termes de l'acte de fiducie relatif aux billets subordonnés, STA et le fiduciaire sont responsables du paiement de toutes les sommes dues à la CDS. La CDS est responsable du versement de ces sommes à ses adhérents, et les adhérents sont responsables du versement de ces sommes aux véritables propriétaires.

Sur préavis raisonnable à STA, à STA ULC et au fiduciaire aux termes de l'acte de fiducie relatif aux billets subordonnés, la CDS peut à tout moment cesser de fournir ses services en qualité de dépositaire des titres IPS, des actions ordinaires ou des billets subordonnés. Si la CDS cesse de fournir ses services en qualité de dépositaire des titres IPS et que STA et STA ULC sont incapables de lui trouver un remplaçant, les investisseurs auront automatiquement une position dans les titres qui composent les titre IPS, et STA et STA ULC imprimeront et leur feront délivrer des certificats qui représentent les titres IPS. Si la CDS cesse de fournir ses services en qualité de dépositaire des actions ordinaires ou des billets subordonnés et que STA et STA ULC sont incapables de lui trouver un remplaçant, ces dernières imprimeront et feront délivrer des certificats qui représentent ces titres aux investisseurs, elles auront automatiquement une position dans les titres et elles imprimeront et feront délivrer des certificats représentant les actions ordinaires et les billets subordonnés.

De plus, si STA ou STA ULC décide de cesser d'utiliser le système de transfert par inscription en compte par l'intermédiaire de la CDS (ou d'un dépositaire de titres remplaçant), elle imprimera et fera délivrer aux porteurs des certificats représentant les actions ordinaires et les billets subordonnés dont ils sont propriétaires.

Les renseignements présentés sous la présente rubrique au sujet de la CDS et de son système d'inscription en compte ont été obtenus de sources que nous jugeons fiables, y compris la CDS elle-même, mais nous n'assumons aucune responsabilité quant à leur exactitude.

Nous n'assumons aucune responsabilité ou obligation envers les adhérents, ou les personnes pour lesquelles ils agissent à titre de prête-nom, en ce qui a trait à l'un ou l'autre des éléments suivants :

- l'exactitude des registres de la CDS, de son prête-nom ou de tout adhérent, quant à une participation dans les titres;
- les paiements aux adhérents ou aux véritables propriétaires, ou la remise d'avis à ceux-ci.

Séparation et regroupement. La séparation volontaire ou automatique de titres IPS et le regroupement ultérieur de billets subordonnés et d'actions ordinaires pour reconstituer des titres IPS doivent être effectués au moyen d'entrées faites par les adhérents de la CDS pour le compte des véritables propriétaires. Dans un tel cas, le compte de l'adhérent par l'intermédiaire duquel une séparation ou un regroupement est effectué est crédité et débité des titres appropriés dans les registres de la CDS.

Procédure à suivre relativement aux émissions ultérieures. L'acte de fiducie relatif aux billets subordonnés et les conventions conclues avec la CDS stipulent que, en cas d'émission ultérieure de billets subordonnés, les modalités des billets subordonnés nouvellement émis (y compris concernant l'intérêt et l'échéance) seront identiques à tous égards importants à celles des billets subordonnés émis précédemment, et tous ces billets subordonnés se négocieront sous le même numéro CUSIP. Tous les billets subordonnés émis ultérieurement pourront l'être à escompte ou à prime par rapport au capital des billets subordonnés en circulation. Voir la rubrique « Description des billets subordonnés – Émissions supplémentaires de titres IPS et de billets subordonnés ».

Capital-actions de l'émetteur

Capital-actions de STA

Le capital-actions autorisé de STA se compose d'un nombre illimité d'actions ordinaires et privilégiées. Au 30 juin 2006, 20 764 554 actions ordinaires étaient émises et en circulation, toutes ces actions, sauf 1 000, étant représentées par des titres IPS, et aucune action privilégiée n'était émise et en circulation.

Les actions ordinaires de STA confèrent à leurs porteurs le droit de recevoir les dividendes déclarés par le conseil d'administration ainsi que le droit d'exprimer une voix par action ordinaire sur toutes les questions soumises au vote à toutes les assemblées des actionnaires. À la liquidation ou à la dissolution volontaire ou forcée de STA, les porteurs d'actions ordinaires ont droit à leur quote-part du reliquat des biens qui peuvent être distribués, après le paiement des dettes.

Capital-actions de STA ULC

Le capital-actions autorisé de STA ULC se compose de 1 000 000 000 d'actions ordinaires. Au 30 juin 2006, toutes les actions ordinaires émises et en circulation de STA ULC étaient la propriété de STA Holdings. Les porteurs d'actions ordinaires de STA ULC ont le droit de recevoir les dividendes déclarés par le conseil d'administration et ont le droit d'exprimer une voix par action sur toutes les questions soumises au vote à toutes les assemblées des actionnaires. À la liquidation ou à la dissolution volontaire ou forcée de STA ULC, les porteurs d'actions ordinaires ont droit à leur quote-part du reliquat des biens qui peuvent être distribués, après le paiement des dettes et sous réserve des droits prioritaires rattachés aux actions privilégiées (le cas échéant).

Les actionnaires de STA ULC peuvent, par voie de résolution spéciale, modifier le capital-actions de STA ULC et, sans porter atteinte aux droits particuliers déjà conférés aux actionnaires existants au moment en cause, faire émettre des actions privilégiées comportant des désignations, pouvoirs, préférences et privilèges particuliers, certains droits relatifs, facultatifs, particuliers ou de participation, y compris certaines caractéristiques, limitations ou restrictions. Les droits particuliers pouvant être rattachés à une série d'actions privilégiées peuvent inclure des droits aux dividendes, des droits de conversion et des droits de vote ainsi que des modalités et des préférences en matière de rachat et de liquidation, et ils peuvent tous avoir priorité sur les droits rattachés aux actions ordinaires.

Description des billets subordonnés

Au 30 juin 2006, des billets subordonnés d'un montant en capital de 89 881 239 $ CA étaient en circulation. De ce montant, 79 881 239 $ CA représentent le capital des billets IPS qui ont été émis comme composante des titres IPS. Les 10 000 000 $ CA restants représentent le capital des billets subordonnés distincts émis dans le cadre des opérations relatives aux titres IPS. Les billets subordonnés ont été émis aux termes d'un acte de fiducie intervenu le 21 décembre 2004 (l'« acte de fiducie relatif aux billets subordonnés ») entre STA ULC, la société, les garants et la Société de fiducie Computershare du Canada, en qualité de fiduciaire (le « fiduciaire »). Le texte qui suit est une description des modalités de l'acte de fiducie relatif aux billets subordonnés, dont une copie a été déposée auprès des organismes canadiens de réglementation des valeurs mobilières et peut être consultée à l'adresse www.sedar.com. Certains termes clés utilisés dans la présente rubrique sans y être définis ont le sens qui leur est attribué dans l'acte de fiducie relatif aux billets subordonnés et sous la rubrique « – Certaines définitions » ci-dessous, selon le cas. Le texte qui suit résume certaines dispositions de l'acte de fiducie relatif aux billets subordonnés et est présenté sous réserve de l'ensemble des dispositions de ce dernier.

Généralités

L'acte de fiducie relatif aux billets subordonnés prévoit l'émission des billets subordonnés représentés par les titres IPS ainsi que celle des billets subordonnés distincts. L'acte de fiducie relatif aux billets subordonnés prévoit également l'émission de billets subordonnés supplémentaires (les « billets subordonnés supplémentaires ») d'un capital global illimité, comportant essentiellement les mêmes modalités que les billets subordonnés en circulation, sous réserve de l'observation des engagements contenus dans l'acte de fiducie relatif aux billets subordonnés. Les billets subordonnés supplémentaires feront partie de la même émission que les billets subordonnés en circulation et seront assortis du droit de voter sur les mêmes questions que les billets subordonnés en circulation.

Les billets subordonnés font l'objet d'une inscription en compte. Voir la rubrique « Description des titres IPS – Règlement et quittance par inscription en compte ». En outre, comme les billets subordonnés ne sont et ne seront inscrits à la cote d'aucune bourse et négociés sur aucun marché, les porteurs pourraient être dans l'impossibilité de les revendre. Dans le cadre de l'acquisition ferme, Marchés mondiaux CIBC Inc. a informé STA ULC qu'elle avait l'intention de créer un marché pour les billets subordonnés, sous réserve des pratiques habituelles du marché ainsi que des exigences et des restrictions légales et réglementaires applicables. Toutefois, elle pourrait cesser, à tout moment et

sans préavis, toute activité en ce sens pour tout motif qui l'y inciterait dans le cours normal de ses activités de négociation de titres.

De plus, si Marchés mondiaux CIBC Inc. tient un marché pour les billets subordonnés, rien ne garantit que ce marché sera suffisamment liquide pour un porteur de billets subordonnés.

Les billets subordonnés représentent des obligations subordonnées non assorties de sûretés de STA ULC, et chacun des garants a garanti ces billets sans donner de sûreté. Voir la rubrique « – Sûretés et garanties » ci-dessous.

Échéance

Les billets subordonnés arrivent à échéance le 21 décembre 2016. À l'échéance, STA ULC remboursera la dette que représentent les billets subordonnés en versant au fiduciaire, pour le compte des porteurs, une somme en monnaie légale du Canada égale au capital des billets subordonnés en circulation, majoré de l'intérêt couru et impayé.

Intérêt

Les billets subordonnés portent intérêt au taux annuel de 14 % à compter de la date de leur émission ou de la dernière date à laquelle l'intérêt a été versé ou mis de côté, et cet intérêt sera payable mensuellement à terme échu, sous réserve de tout report d'intérêt autorisé, moins les impôts à retenir, le 15 de chaque mois qui suit (ou le jour ouvrable suivant si le 15 n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du mois précédent. Le capital des billets subordonnés et l'intérêt sur ceux-ci sont payables en monnaie légale du Canada, au moyen d'un virement télégraphique ou d'une traite bancaire tirée sur une succursale canadienne de la banque qui est précisée dans l'acte de fiducie relatif aux billets subordonnés.

Report de l'intérêt

Avant le 21 décembre 2009, STA ULC est autorisée à reporter à son gré des versements d'intérêt sur les billets subordonnés dans la mesure où le ratio de couverture de l'intérêt de la société pour la dernière période de 12 mois se terminant le dernier jour d'un mois donné est inférieur au montant d'intérêt maximal pouvant être reporté, à moins qu'un défaut de paiement de l'intérêt, du capital ou de la prime, s'il en est, relatifs aux billets subordonnés ne se soit produit et ne se poursuive, ou qu'un autre cas de défaut à l'égard des billets subordonnés ne se soit produit et ne se poursuive, et que la déchéance du terme des billets subordonnés n'ait été déclenchée en raison de ce cas de défaut (chacune de ces périodes étant appelée une « période de report d'intérêt »). Les versements d'intérêt sur les billets subordonnés ne seront pas reportés aux termes de la présente disposition pendant une période totale supérieure à 24 mois ou après le 21 décembre 2009.

En outre, après le 21 décembre 2009, STA ULC pourra également, à son gré et au plus à huit reprises, reporter le versement de l'intérêt sur les billets subordonnés pendant un maximum de huit mois chaque fois (chacune de ces périodes étant une « période de report d'intérêt ») en remettant au fiduciaire un exemplaire d'une résolution du conseil d'administration de STA ULC, attestée par une attestation d'un membre de la direction de STA ULC, selon laquelle, d'après une décision de bonne foi du conseil d'administration de STA ULC, ce report est raisonnablement nécessaire aux fins de la véritable gestion de la trésorerie ou pour réduire la probabilité de la survenance d'un défaut à l'égard d'une dette de premier rang ou pour éviter un tel défaut; toutefois, aucun report ne peut être effectué et tout report en cours doit prendre fin si un défaut de paiement de l'intérêt, du capital ou de la prime, s'il en est, à l'égard des billets subordonnés s'est produit et se poursuit, ou si un autre cas de défaut relatif aux billets subordonnés s'est produit et se poursuit, et que la déchéance du terme des billets subordonnés a été déclenchée en raison de ce cas de défaut. Aucune période de report d'intérêt ne peut commencer avant que la totalité de l'intérêt reporté aux termes d'une période de report d'intérêt antérieure, de même que l'intérêt sur l'intérêt reporté, n'aient été versés en entier.

L'intérêt reporté sur les billets subordonnés portera intérêt au même taux que celui stipulé à l'égard des billets subordonnés, composé chaque mois, jusqu'à ce qu'il ait été versé intégralement. Après la fin d'une période de report d'intérêt, STA ULC sera tenue de reprendre les versements d'intérêt mensuels sur les billets subordonnés, y compris l'intérêt sur l'intérêt reporté. La totalité de l'intérêt reporté couru avant le 21 décembre 2009, y compris l'intérêt couru sur l'intérêt reporté, doit être réglé le 21 décembre 2009. La totalité de l'intérêt reporté couru après le

21 décembre 2009, y compris l'intérêt couru sur l'intérêt reporté, doit être réglé au plus tard à l'échéance, à la condition que STA ULC règle la totalité de l'intérêt reporté et de l'intérêt couru sur celui-ci avant de reporter encore une fois de l'intérêt. À tout moment sauf pendant une période de report d'intérêt, STA ULC peut régler d'avance la totalité ou une partie de l'intérêt reporté.

Période de report

Au cours d'une période de report d'intérêt, ou tant que de l'intérêt reporté demeure impayé et dans certaines autres circonstances décrites ci-dessous, la société ne sera pas autorisée à verser des dividendes ni à effectuer d'autres distributions aux porteurs de ses actions ordinaires ni à effectuer d'autres paiements restreints. Voir la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints ». La facilité de crédit restreint la capacité de la société à effectuer des distributions à STA ULC dans le but de lui permettre de régler d'avance l'intérêt reporté sur les billets subordonnés.

Sommes supplémentaires au titre de la retenue de l'impôt américain

Toutes les sommes versées ou créditées par STA ULC aux termes ou à l'égard des billets subordonnés ou par un garant aux termes ou à l'égard de sa garantie seront libres de toute retenue ou déduction au titre de l'ensemble des impôts, droits, prélèvements, cotisations et autres charges présents ou futurs des gouvernements (y compris les amendes, intérêts ou autres charges ou frais s'y rapportant) imposés ou prélevés par ou pour le gouvernement des États-Unis, ou d'une subdivision politique, d'un État ou d'un territoire des États-Unis, ou d'une autorité ou d'un organisme de ce pays ayant un pouvoir de taxation (les « impôts »), à moins que STA ULC ou le garant en cause ne soit tenu, aux termes des lois ou dans le cadre de l'interprétation ou de l'administration de celles-ci, de pratiquer une telle retenue ou déduction fiscale. Si STA ULC ou un garant est tenu de pratiquer une retenue ou une déduction fiscale sur des sommes versées ou créditées aux termes ou à l'égard des billets subordonnés ou des garanties des billets subordonnés, STA ULC ou le garant en cause versera les sommes supplémentaires (les « sommes supplémentaires ») nécessaires pour que le montant net reçu par chaque propriétaire de billets subordonnés (un « propriétaire » pour les besoins de la présente rubrique « – Sommes supplémentaires au titre de la retenue de l'impôt américain »), y compris les sommes supplémentaires, après le prélèvement de la retenue ou de la déduction (y compris toute retenue ou déduction à l'égard des sommes supplémentaires) ne soit pas inférieur à celui que le propriétaire aurait reçu si les impôts n'avaient pas été retenus ou déduits; toutefois, les sommes supplémentaires ne seront payables à l'égard d'un paiement effectué à une personne que si :

a) la personne en cause est un porteur non américain qui n'est pas un porteur exclu,

b) soit (i) le porteur non américain atteste à STA ULC ou à son mandataire sur le formulaire W-8BEN de l'IRS (ou un formulaire de remplacement acceptable), signé sous peine de parjure, qu'il n'est pas une personne des États-Unis (au sens attribué au terme *United States person* dans l'*Internal Revenue Code of 1986* des États-Unis, dans sa version modifiée (le « Code »)), et fournit son nom et son adresse; soit (ii) un intermédiaire admissible (au sens attribué au terme *qualified intermediary* dans les règlements du Trésor applicables) reçoit de la documentation sur laquelle il peut se fier afin de considérer que le porteur non américain n'est pas une personne des États-Unis et fournit à l'émetteur le formulaire W-8IMY de l'IRS (ou un formulaire de remplacement acceptable),

c) le paiement n'est pas effectivement lié à l'exploitation par cette personne d'un commerce ou d'une entreprise aux États-Unis.

De plus, STA ULC et les garants, en conformité avec les lois applicables et dans les délais qui sont prévus :

1) pratiqueront ces retenues ou ces déductions;

2) remettront intégralement la somme ainsi retenue ou déduite aux autorités compétentes.

STA ULC et les garants remettront aux porteurs des billets subordonnés en circulation à la date de la retenue ou de la déduction, dans les 30 jours suivant la date du paiement de l'impôt exigible aux termes des lois applicables, des copies

certifiées conformes des reçus d'impôt ou des autres documents attestant le paiement effectué par STA ULC ou le garant en cause.

Au moins 30 jours, ou le plus tôt possible, avant chaque date à laquelle un paiement aux termes ou à l'égard des billets subordonnés est exigible et à laquelle STA ULC ou un garant sera obligé de verser des sommes supplémentaires à l'égard d'un tel paiement, STA ULC ou le garant remettra au fiduciaire une attestation d'un membre de la direction déclarant que ces sommes supplémentaires seront payables et précisant les montants ainsi payables et fournissant tous les autres renseignements nécessaires pour permettre au fiduciaire de payer ces sommes supplémentaires aux porteurs ou aux propriétaires de billets à la date du paiement. Chaque fois que dans l'acte de fiducie relatif aux billets subordonnés ou dans la présente notice annuelle il est fait mention, dans tout contexte, du capital, de la prime, s'il en est, de l'intérêt ou de tout autre montant payable aux termes ou à l'égard d'un billet subordonné, cette mention sera considérée comme incluant le versement de sommes supplémentaires dans la mesure où, dans le contexte, des sommes supplémentaires sont, étaient ou seraient payables à cet égard.

STA ULC ou un garant paiera tous les droits de timbre, les frais de cour, les frais de documentation et autres charges ou impôts, présents ou futurs, exigés par toute autorité fiscale en raison de la signature, de la remise, de l'inscription ou de l'exécution de droits aux termes des billets subordonnés, de l'acte de fiducie relatif aux billets subordonnés ou de tout document connexe (les « taxes documentaires »).

L'obligation de payer les sommes supplémentaires (et tout remboursement) ainsi que les taxes documentaires aux termes des modalités décrites ci-dessus continuera de s'appliquer après la résiliation, la résolution ou l'abrogation de l'acte de fiducie relatif aux billets subordonnés.

Retenue de l'impôt canadien

STA ULC a le droit de déduire et de retenir les impôts applicables conformément à la Loi de l'impôt sur toute somme qu'il doit verser à l'égard des billets subordonnés. Le montant de la déduction ou de la retenue sera alors considéré comme une somme payée en satisfaction de l'obligation de STA ULC aux termes des billets subordonnés, et STA ULC ne sera nullement tenue, en raison de la déduction ou de la retenue, de majorer les sommes versées à un porteur de billets subordonnés.

Remboursement facultatif

À moins qu'il ne s'agisse d'un remboursement aux fins de l'impôt comme il en est question ci-dessous, STA ULC ne peut rembourser les billets subordonnés à son gré avant le 21 décembre 2009.

À compter du 21 décembre 2009 et moyennant remise d'un préavis d'au moins 30 jours et d'au plus 60 jours aux porteurs, STA ULC peut rembourser au comptant les billets subordonnés à son gré et à tout moment en totalité ou à l'occasion, en partie, au prix (exprimé en pourcentage du capital) indiqué ci-dessous, plus l'intérêt couru et impayé sur les billets subordonnés remboursés jusqu'à la date de remboursement applicable, s'ils sont remboursés au cours de la période de 12 mois commençant le 21 décembre des années indiquées ci-dessous :

Année	Pourcentage
2009	105 %
2010	105 %
2011	104 %
2012	104 %
2013	103 %
2014	102 %
2015	101 %
2016 et années ultérieures	100 %

Moyennant remise d'un préavis d'au moins 30 jours et d'au plus 60 jours, STA ULC peut, à tout moment et à son gré, rembourser la totalité absolue des billets subordonnés au prix égal à 100 % du capital des billets subordonnés, majoré de l'intérêt couru et impayé jusqu'à la date de remboursement, au cours d'une période pendant laquelle, pour les

besoins de l'impôt fédéral sur le revenu des États-Unis, STA ULC : (i) n'est pas ou ne serait pas autorisée, de l'avis de conseillers fiscaux de réputation nationale, à déduire de son revenu la totalité ou une partie importante de l'intérêt payable sur les billets subordonnés; ou (ii) est tenue de pratiquer une retenue ou une déduction fiscale sur des sommes versées ou créditées aux termes ou à l'égard des billets subordonnés, de même que de verser des sommes supplémentaires. Voir la rubrique « – Sommes supplémentaires au titre de la retenue de l'impôt américain ».

Dans le cas d'un remboursement partiel, le fiduciaire remboursera les billets subordonnés proportionnellement, en les choisissant au sort ou de toute autre façon qu'il juge équitable et appropriée (et d'une manière qui respecte les exigences légales ou réglementaires applicables). Si un billet subordonné est remboursé en partie seulement, l'avis de remboursement relatif au billet subordonné indiquera la fraction du capital du billet subordonné à rembourser. Un nouveau billet subordonné d'un capital égal à la fraction non remboursée du billet subordonné sera émis au nom du porteur à l'annulation du billet subordonné initial. À compter de la date de remboursement, l'intérêt cessera de s'accumuler sur les billets subordonnés ou les fractions de ceux-ci appelés aux fins de remboursement, pour autant que STA ULC ait remis au dépositaire des fonds suffisants pour payer le capital, de même que l'intérêt couru et impayé et la prime (s'il en est) relatifs aux billets subordonnés à rembourser.

Rang

Les billets subordonnés représentent une dette subordonnée non assortie de sûretés de STA ULC et sont subordonnés, pour ce qui est du droit de paiement, ainsi que le prévoit l'acte de fiducie relatif aux billets subordonnés, à l'ensemble des dettes de premier rang actuelles et futures de STA ULC, y compris le cautionnement fourni par STA ULC aux termes de la facilité de crédit.

STA ULC ne peut effectuer de versements de capital, de prime (s'il en est) ou d'intérêt sur les billets subordonnés ni effectuer de dépôt aux termes des dispositions dont il est question sous la rubrique « – Extinction » ci-dessous et ne peut non plus acheter, racheter ni autrement rembourser les billets subordonnés (sauf que les porteurs pourraient recevoir et conserver a) des titres de rang inférieur autorisés et b) des paiements provenant de la fiducie dont il est question sous la rubrique « – Extinction » ci-dessous dans la mesure où, à la date ou aux dates auxquelles les montants ont été respectivement versés dans la fiducie, ces paiements ont été faits à l'égard des billets subordonnés sans enfreindre les dispositions de subordination dont il est question dans les présentes ni aucune autre convention importante liant STA ULC, y compris la facilité de crédit) (collectivement, le « remboursement des billets subordonnés »), si l'un ou l'autre de ces défauts se produit :

- un défaut de paiement du capital, de la prime, s'il en est, ou de l'intérêt sur une dette de premier rang désignée survient et persiste ou toute autre somme due à l'égard d'une dette de premier rang désignée n'est pas réglée à échéance;
- un autre défaut à l'égard d'une dette de premier rang désignée est survenu et l'échéance de cette dette de premier rang désignée a été avancée en conformité avec ses modalités;

à moins que, dans l'un ou l'autre cas, il n'ait été remédié à ce défaut ou qu'il n'y ait eu renonciation aux droits qui en découlent et que l'avancement de l'échéance n'ait été annulé ou que cette dette de premier rang désignée n'ait été réglée intégralement.

Toutefois, STA ULC peut rembourser les billets subordonnés sans tenir compte de ce qui précède si elle-même et le fiduciaire reçoivent un avis écrit approuvant ce remboursement de la part du représentant de chacune des séries de la dette de premier rang désignée à l'égard de laquelle l'un ou l'autre des événements indiqués dans l'un ou l'autre des deux alinéas de la phrase précédente s'est produit et persiste. Tant que persiste un défaut (sauf un défaut indiqué dans l'un ou l'autre des deux alinéas de l'avant-dernière phrase) à l'égard d'une dette de premier rang désignée aux termes duquel l'échéance de cette dette peut être avancée immédiatement sans autre avis (sauf l'avis nécessaire pour avancer l'échéance) ou à l'expiration de toute période de grâce applicable, STA ULC ne peut rembourser les billets subordonnés pendant une période (une « période d'interdiction de remboursement ») commençant à la réception par le fiduciaire (avec copie à STA ULC) d'un avis écrit (un « avis d'interdiction ») de ce défaut de la part du représentant de la dette de premier rang désignée faisant l'objet du défaut l'informant de la décision d'imposer une

période d'interdiction de remboursement et se terminant à la première date à laquelle se produit l'un ou l'autre des événements suivants :

- l'expiration d'un délai de 179 jours suivant la réception de cet avis d'interdiction;
- la levée de cette période d'interdiction de remboursement au moyen d'un avis écrit donné au fiduciaire et à STA ULC par la ou les personnes ayant donné l'avis d'interdiction;
- le remboursement intégral de la dette de premier rang désignée ayant fait l'objet du défaut;
- la cessation du défaut ayant donné lieu à cet avis d'interdiction ou la renonciation aux droits découlant de ce défaut par les porteurs de la dette de premier rang désignée faisant l'objet du défaut ou par les représentants de ces porteurs.

Malgré les dispositions énoncées dans la phrase précédente (et sous réserve des dispositions énoncées dans le paragraphe suivant), à moins que les porteurs de la dette de premier rang désignée faisant l'objet du défaut ou le représentant de ces porteurs n'aient avancé la date d'échéance de la dette de premier rang désignée faisant l'objet du défaut, STA ULC peut reprendre le remboursement des billets subordonnés après la fin de cette période d'interdiction de remboursement. Le nombre de jours pendant lesquels une ou plusieurs périodes d'interdiction de remboursement sont en vigueur ne peut en aucun cas excéder 179 jours au total au cours d'une période de 360 jours consécutifs. Pour les besoins de la présente disposition, aucun défaut ou cas de défaut qui existait ou persistait à la date du commencement d'une période d'interdiction de remboursement à l'égard de la dette de premier rang désignée ayant donné lieu à cette période d'interdiction de remboursement ne doit constituer le fondement d'une nouvelle période d'interdiction de remboursement par le représentant de cette dette de premier rang désignée, à moins qu'il n'ait été remédié à ce défaut ou à ce cas de défaut, ou que celui-ci n'ait fait l'objet d'une renonciation depuis au moins 90 jours consécutifs.

Au versement ou à la distribution de l'actif de la société en cas de liquidation ou de dissolution totale ou partielle, de faillite, de réorganisation, d'insolvabilité ou de mise sous séquestre de la société ou de procédures similaires relatives à la société ou à ses biens, ou en cas de cession de son actif ou de son passif au profit de ses créanciers ou de tout ordonnancement de l'actif ou du passif de la société, les porteurs de la dette de premier rang auront droit au remboursement de la totalité de la dette de premier rang avant que les porteurs des billets subordonnés n'aient le droit de recevoir quelque versement que ce soit, et, jusqu'à ce que la dette de premier rang soit remboursée intégralement, tout versement ou toute distribution auxquels les porteurs des billets subordonnés auraient droit en l'absence des dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés seront faits aux porteurs de la dette de premier rang en proportion de leurs droits. Toutefois, les porteurs de billets subordonnés peuvent recevoir et conserver des titres de rang inférieur autorisés et les paiements prélevés sur la fiducie dont il est question sous la rubrique « – Extinction » dans la mesure où, à la date ou aux dates auxquelles les sommes ont été versées dans la fiducie, ces paiements ont été faits à l'égard des billets subordonnés dans le respect des dispositions de subordination dont il est question dans les présentes ou de toute autre convention importante liant la société, y compris la facilité de crédit. Si les porteurs des billets subordonnés reçoivent une distribution qui n'aurait pas dû leur être faite en raison des dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés, ils sont tenus de la détenir en fiducie pour le compte des porteurs de la dette de premier rang et de la verser aux porteurs de la dette de premier rang en proportion des droits de ces derniers.

Après la survenance d'un cas de défaut, la société ou le fiduciaire doit sans délai en informer les porteurs de chaque série de la dette de premier rang désignée (ou leur représentant respectif). Si une dette de premier rang désignée est en cours, STA ULC ne peut effectuer de versement de sommes dues sur les billets subordonnés avant le cinquième jour ouvrable suivant la réception par les porteurs de la dette de premier rang désignée en question ou par leur représentant de l'avis de ce cas de défaut et, par la suite, ne peut effectuer de versement sur les billets que si les dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés permettent néanmoins qu'un versement soit fait au moment en cause.

En raison des dispositions de subordination contenues dans l'acte de fiducie relatif aux billets subordonnés, en cas d'insolvabilité de la société, les créanciers de celle-ci qui sont porteurs de la dette de premier rang pourraient

recouvrer proportionnellement davantage que les porteurs des billets subordonnés et, en raison de l'obligation de la part des porteurs des billets subordonnés de remettre des distributions aux porteurs de la dette de premier rang, dans la mesure requise pour rembourser intégralement la dette de premier rang, les créanciers commerciaux de la société et les garants pourraient recouvrer proportionnellement davantage que les porteurs des billets subordonnés.

L'acte de fiducie relatif aux billets subordonnés contient des dispositions de subordination identiques relatives aux obligations de chaque garant aux termes de sa garantie. Malgré les dispositions qui précèdent, rien n'empêche un cas de défaut de se produire ni ne réduit autrement, en ce qui concerne STA ULC (et les garants) et les porteurs des billets subordonnés, l'obligation de STA ULC et des garants, qui est inconditionnelle et absolue, d'effectuer des versements sur les billets subordonnés dès qu'ils sont dus et exigibles en conformité avec leurs modalités, ni n'empêche les porteurs de la dette subordonnée d'exercer immédiatement les recours permis par les lois applicables en cas de défaut aux termes des billets subordonnés, sous réserve, toutefois, d'une période d'abstention d'exigibilité anticipée.

Sûretés et garanties

Les billets subordonnés représentent des obligations non assorties de sûretés de STA ULC et sont garantis par la société et chacune de ses filiales, à l'exception de Student Transportation of Canada Inc. et de sa filiale Toshmar Bus Lines Limited, qui ne donnent toutefois pas de sûretés, aux termes des cautionnements conclus par chaque garant. Ainsi que le prévoit l'acte de fiducie relatif aux billets subordonnés, la dette représentée par chacune des garanties est subordonnée, quant au droit de paiement, à l'ensemble des dettes de premier rang actuelles et futures du garant en cause, y compris les dettes de premier rang de la société et des membres du même groupe qu'elle aux termes de la convention de crédit modifiée et mise à jour.

Émissions supplémentaires de titres IPS et de billets subordonnés

Sous réserve de certaines clauses restrictives à l'égard de la création de dettes, l'acte de fiducie relatif aux billets subordonnés prévoit des émissions supplémentaires de billets subordonnés uniquement si elles ne rendent pas STA ULC insolvable. Les modalités des billets subordonnés supplémentaires seront identiques à tous égards importants à celles des billets subordonnés en circulation. STA ULC peut émettre des billets subordonnés supplémentaires à un prix supérieur ou inférieur au capital.

Périodes d'abstention d'exigibilité anticipée

Le capital des billets subordonnés ne sera pas exigible pendant une période d'abstention d'exigibilité anticipée; toutefois, une période d'abstention d'exigibilité anticipée ne saurait empêcher un cas de défaut de se produire ni autrement réduire, en ce qui concerne STA ULC (et les garants) et les porteurs des billets subordonnés, l'obligation de STA ULC et des garants, qui est inconditionnelle et absolue, d'effectuer des paiements à l'égard des billets subordonnés dès qu'ils sont dus et exigibles en conformité avec leurs modalités, ni empêcher les porteurs de la dette subordonnée d'exercer immédiatement les autres recours en cas de défaut qui sont permis par les lois applicables (y compris le droit de poursuite) pendant une période d'abstention d'exigibilité anticipée. Par « période d'abstention d'exigibilité anticipée » on entend, tant que STA ULC compte une dette de premier rang impayée dont les modalités stipulent que toute dette subordonnée de STA ULC doit comprendre une clause d'abstention, la période qui commence à la date à laquelle le fiduciaire ou les porteurs d'au moins 25 % du capital des billets subordonnés en circulation (ou les porteurs d'un capital minimal réduit dans le cas d'un défaut au titre du capital minimal réduit) remettent un avis d'exigibilité anticipée à STA ULC et prend fin à la première des éventualités suivantes à survenir : a) 179 jours suivant le commencement de cette période, étant entendu que s'il y a eu des périodes d'abstention d'exigibilité anticipée dans les 12 mois précédents, la durée de la période d'abstention d'exigibilité anticipée en cause est automatiquement réduite de la durée cumulative de toutes ces périodes d'abstention d'exigibilité anticipée qui ont eu lieu au cours de ces 12 mois; b) la date à laquelle les porteurs de dettes aux termes de la facilité de crédit déclarent l'exigibilité anticipée de la dette de premier rang ou alors une action en exécution ou en recouvrement a été intentée à leur égard; c) la survenance ou l'existence d'un cas de défaut dont il est question à l'alinéa (vii) sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés »; d) l'échéance des billets subordonnés et e) le consentement écrit des porteurs de la dette de premier rang à la levée de la période d'abstention d'exigibilité anticipée.

L'acte de fiducie relatif aux billets subordonnés renferme également des dispositions d'abstention essentiellement équivalentes pour les obligations de chaque garant aux termes de sa garantie.

Changement de contrôle

À la survenance de l'un des événements suivants (un « changement de contrôle »), STA ULC devra faire une offre de rachat de la totalité ou de toute partie des billets subordonnés d'un porteur à un prix d'achat au comptant correspondant à 101 % de leur capital, plus l'intérêt couru et impayé, s'il en est, jusqu'à la date de rachat (sous réserve du droit des porteurs inscrits à la date de référence pertinente de recevoir l'intérêt dû à la date de versement d'intérêt pertinente) : (i) l'adoption d'un plan de liquidation ou de dissolution de STA ULC, de la société ou de STA; (ii) l'acquisition, par une personne ou un groupe, d'une participation directe ou indirecte dans des titres représentant plus de 50 % des droits de vote rattachés aux actions avec droit de vote de STA ULC, de la société ou de STA, au moyen d'un achat, d'une fusion ou d'un regroupement ou autrement (sauf la création d'une société de portefeuille ne comportant pas un changement de propriété effective de STA ULC, de la société ou de STA, selon le cas, par suite de cette opération); ou (iii) la fusion ou le regroupement de STA ULC, de la société ou de STA avec une autre personne ou l'absorption d'une autre personne par STA ULC, la société ou STA lorsque, en conséquence immédiate de l'opération, les actionnaires de STA ULC, de la société ou de STA, selon le cas, immédiatement avant l'opération, détiennent directement ou indirectement moins de 50 % de l'ensemble des droits de vote rattachés à tous les titres conférant habituellement le droit de voter à l'élection des administrateurs, des gestionnaires ou des fiduciaires de la personne qui est prorogée après la fusion ou le regroupement, dans chaque cas l'opération ne devant pas donner naissance à une société de portefeuille sans qu'il n'y ait eu un changement dans la propriété effective de STA ULC, de la société ou de STA.

Toute dette de premier rang future de STA ULC pourrait renfermer des dispositions interdisant certains événements qui constitueraient un changement de contrôle ou obligeant STA ULC à rembourser, à racheter ou à lancer une offre en vue de racheter la dette de premier rang à la survenance d'un changement de contrôle. La dette de premier rang pourrait interdire à STA ULC d'acheter les billets subordonnés. De plus, l'exercice par les porteurs de leur droit d'obliger STA ULC à racheter les billets subordonnés pourrait entraîner un défaut aux termes d'autres dettes de premier rang, même si le changement de contrôle n'occasionne pas en soi un tel défaut, en raison de l'effet financier du rachat sur STA ULC. La capacité de STA ULC de verser des sommes en espèces aux porteurs au rachat pourrait être limitée par les ressources financières de cette dernière et les modalités de toute dette de premier rang alors en cours. Rien ne garantit que des fonds suffisants seront disponibles au moment où il faudra faire des rachats.

Si, au moment du changement de contrôle, les modalités d'une dette de premier rang restreignent ou empêchent le rachat par STA ULC de billets subordonnés conformément à cette clause restrictive, STA ULC doit, avant d'envoyer par la poste aux porteurs l'avis prévu dans le paragraphe qui suit, mais quoi qu'il en soit dans les 30 jours suivant le changement de contrôle (i) rembourser intégralement toutes les dettes de premier rang, ou offrir de les rembourser et rembourser intégralement la dette de premier rang de chaque prêteur qui a accepté l'offre, ou encore (ii) obtenir les consentements prévus par les conventions régissant les dettes de premier rang afin d'être autorisée à lancer une offre en vue de racheter les billets subordonnés comme il est indiqué dans le paragraphe qui suit.

Dans les 30 jours suivant un changement de contrôle, à moins que STA ULC n'ait exercé son droit de rembourser par anticipation tous les billets subordonnés d'un porteur en particulier tel qu'il est décrit sous la rubrique « – Remboursement facultatif » ci-dessus, auquel cas les dispositions suivantes ne s'appliqueront pas à ce porteur (un « porteur non admissible »), STA ULC enverra un avis par la poste (une « offre en cas de changement de contrôle ») à chaque porteur, avec une copie au fiduciaire, indiquant : (i) qu'un changement de contrôle s'est produit, avis qu'il accompagne d'une offre d'acheter les billets subordonnés de chaque porteur qui n'est pas un porteur non admissible à un prix d'achat au comptant égal à 101 % de leur capital plus l'intérêt couru et impayé, le cas échéant, jusqu'à la date de l'achat (sous réserve du droit des porteurs inscrits à une date de référence de recevoir l'intérêt à la date de versement d'intérêt pertinente); (ii) les circonstances, les faits pertinents et les renseignements financiers relatifs au changement de contrôle; (iii) la date de rachat (devant être au moins 30 jours et au plus 60 jours après la date à laquelle l'avis est mis à la poste); et (iv) les directives de STA ULC, compatibles avec la présente clause restrictive, qu'un porteur doit suivre pour faire acheter ses billets subordonnés.

Un porteur de titres IPS ne pourra faire acheter ses billets subordonnés que s'il remet ses titres IPS au dépositaire compétent et reçoit les actions ordinaires et les billets subordonnés représentés par les titres IPS.

STA ULC n'aura pas l'obligation de présenter une offre en cas de changement de contrôle (i) si un tiers présente une telle offre de la manière, aux moments et par ailleurs en conformité avec les exigences indiquées dans l'acte de fiducie relatif aux billets subordonnés s'appliquant à une offre en cas de changement de contrôle présentée par STA ULC, et qu'elle achète tous les billets subordonnés valablement déposés en réponse à cette offre et dont le dépôt n'aura pas été révoqué; ou (ii) si elle remet un avis de remboursement, conformément aux exigences indiquées dans l'acte de fiducie relatif aux billets subordonnés, portant sur tous les billets subordonnés et qu'elle rembourse ces billets à la date de remboursement mentionnée dans l'avis de remboursement.

Reconstitution de titres IPS à partir des billets subordonnés et des actions ordinaires

L'acte de fiducie relatif aux billets subordonnés prévoit que tant que des billets subordonnés sont en circulation, les porteurs de billets subordonnés et d'actions ordinaires peuvent à tout moment reconstituer des titres IPS à partir de ces titres.

Certaines clauses restrictives

Parmi les clauses restrictives que renferme l'acte de fiducie relatif aux billets subordonnés figurent celles qui suivent.

Restrictions sur la création de dettes. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune de leurs filiales, directement ou indirectement, de contracter une dette; toutefois, STA ULC et la société ou l'une de leurs filiales peut contracter une dette si le ratio de la dette totale consolidée à la fin du dernier trimestre d'exercice terminé par rapport au BAIIA ajusté pour les quatre derniers trimestres d'exercice terminés de la société pour lesquels des états financiers internes sont disponibles immédiatement avant la date à laquelle cette dette supplémentaire est créée aurait été inférieur à 4,8:1,0 (le « ratio dette/BAIIA ») sur une base pro forma (y compris une affectation pro forma du produit net qui en découle), comme si la dette supplémentaire avait été créée et que l'affectation du produit qui en découle avait eu lieu au début de cette période de quatre trimestres.

Les restrictions précitées ne s'appliquent pas à ce qui suit :

a) la création, par STA ULC, la société ou une filiale, d'une dette d'un montant maximal de 85 millions de dollars aux termes de la facilité de crédit;

b) la création, par STA ULC et les garants, d'une dette représentée par les billets subordonnés et les billets subordonnés distincts émis le 21 décembre 2004 et les garanties et à l'exercice, par les preneurs fermes, de l'option aux fins d'attributions excédentaires;

c) la dette existant le 21 décembre 2004;

d) la dette devant être émise sous forme de billets subordonnés supplémentaires représentés par des titres IPS constitués d'un pourcentage d'actions ordinaires égal au moins à 50 % des titres IPS en question (et l'émission connexe d'actions privilégiées par la société) au rachat d'actions ordinaires de catégorie B ou de catégorie C de la société;

e) la dette découlant d'ententes de STA ULC, de la société ou d'une filiale prévoyant une indemnisation, le rajustement du prix d'achat, une clause relative à la capacité de gain ou des obligations similaires, dans chaque cas dans le cadre de l'acquisition ou de l'aliénation d'une entreprise, d'actifs ou d'une filiale de STA ULC ou de la société conformément aux modalités de l'acte de fiducie relatif aux billets subordonnés, sauf les cautionnements d'une dette créée par une personne qui fait l'acquisition de la totalité ou d'une partie de l'entreprise, des actifs ou de la filiale pour financer l'acquisition;

f) la dette de STA ULC ou de la société envers une filiale, à la condition que la dette soit subordonnée, quant au droit de paiement, aux billets subordonnés; toute émission ou tout transfert subséquent de capital-actions ou tout autre événement par suite duquel une filiale cesse d'être une filiale, ou tout autre transfert subséquent d'une telle dette (sauf à STA ULC, à la société ou à une autre filiale), étant réputé, dans chaque cas, constituer la création d'une telle dette;

g) la dette d'une filiale envers STA ULC, la société ou une autre filiale, à la condition que (i) la dette soit créée conformément à un billet intersociétés et que (ii) si un garant contracte cette dette envers une filiale qui n'est pas un garant, la dette soit subordonnée, quant au droit de paiement, à la garantie de ce garant; toute émission ou tout transfert subséquent de capital-actions ou tout autre événement par suite duquel une filiale qui prête le montant de cette dette cesse d'être une filiale, ou tout autre transfert subséquent d'une telle dette (sauf à STA ULC, à la société ou à une autre filiale), étant réputé, dans chaque cas, constituer la création d'une telle dette;

h) les obligations de couverture qui sont contractées dans le cours normal des activités (i) pour fixer le taux d'intérêt ou prévoir une protection contre le risque de taux d'intérêt relativement à toute dette pouvant être impayée selon les modalités de l'acte de fiducie relatif aux billets subordonnés; (ii) pour fixer le taux de change ou prévoir une protection contre le risque de change relativement à toute monnaie ou (iii) pour fixer le prix des marchandises ou prévoir une protection contre le risque de fluctuation des prix des marchandises relativement à tout achat de marchandises;

i) tout cautionnement consenti par STA ULC, la société ou un garant à l'égard d'une dette ou d'autres obligations de STA ULC, de la société ou d'une filiale, du moment que la dette contractée par STA ULC, la société ou la filiale est autorisée par l'acte de fiducie relatif aux billets subordonnés; si, aux termes de ses modalités, cette dette est subordonnée, quant au droit de paiement, aux billets subordonnés ou à la garantie de cette filiale, selon le cas, le cautionnement de ce garant à l'égard de cette dette doit être subordonné, quant au droit de paiement, à la garantie de ce garant à l'égard des billets subordonnés essentiellement dans la même mesure que celle où cette dette est subordonnée aux billets subordonnés ou à la garantie de cette filiale, selon le cas;

j) la création, par STA ULC, la société ou une filiale, d'une dette qui sert à rembourser ou à refinancer toute dette contractée tel qu'il est autorisé aux termes du premier paragraphe de la présente clause restrictive, des alinéas a), b), c) et d) ci-dessus et des alinéas k) et o) ci-dessous, ou toute dette émise pour rembourser ou refinancer ainsi cette dette (sous réserve des dispositions restrictives suivantes, une « dette de refinancement ») avant son échéance, cette dette de refinancement devant toutefois respecter les conditions suivantes :

   (i) sa durée moyenne pondérée à l'échéance, au moment où elle est contractée, n'est pas inférieure au reste de la durée moyenne pondérée à l'échéance de la dette qui est remboursée ou refinancée;

   (ii) son échéance stipulée ne tombe pas avant l'échéance stipulée de la dette remboursée ou refinancée ou l'échéance stipulée des billets subordonnés;

   (iii) elle refinance une dette de rang égal aux billets subordonnés ou aux garanties et est de rang égal ou est subordonnée aux billets subordonnés ou aux garanties, selon le cas;

   (iv) le montant global de la dette contractée (ou si la dette de refinancement est émise moyennant un escompte d'émission, le prix d'émission global) est égal ou inférieur au capital global (ou si elle est émise moyennant un escompte d'émission, la valeur globale d'accroissement) alors en cours de la dette qui est refinancée, plus la prime, les pénalités pour remboursement anticipé, les coûts, les dépenses et les frais engagés pour effectuer le refinancement;

à la condition que le ratio dette/BAIIA soit respecté et, en outre, que les sous-alinéas (i) et (ii) du présent alinéa j) ne s'appliquent pas au refinancement de la facilité de crédit;

k) la dette d'une personne acquise par STA ULC, la société ou une filiale et fusionnée avec une filiale conformément aux modalités de l'acte de fiducie relatif aux billets subordonnés, à la condition que cette dette ne soit pas créée en prévision d'une telle acquisition, ni pour fournir la totalité ou une partie des fonds ou du crédit nécessaires à la réalisation de l'acquisition ou de la fusion; il est entendu que, compte tenu de l'acquisition et de la création d'une telle dette sur une base pro forma, (i) la société serait autorisée à engager une dette supplémentaire d'au moins 1,00 $ conformément au ratio dette/BAIIA énoncé dans la présente clause restrictive ou (ii) le ratio de couverture de l'intérêt sur une base pro forma pour la période précédente, compte tenu de l'acquisition et de la création d'une telle dette, serait plus élevé que le ratio de couverture de l'intérêt réel pour la période en cause, compte non tenu de l'acquisition, à la condition que le ratio dette/BAIIA soit respecté;

l) la création, par STA ULC, la société ou une de leurs filiales, d'une dette représentée par des obligations capitalisées découlant de contrats de location-acquisition, des financements hypothécaires ou des obligations consécutives à une acquisition, dans chaque cas contractée pour financer la totalité ou une partie du prix d'achat ou du coût de construction ou d'amélioration d'un bien (réel ou personnel), d'installations ou de matériel que STA ULC, la société ou la filiale utilise dans le cadre de ses activités (au moyen de l'achat direct de biens ou du capital-actions d'une personne qui est propriétaire de ces actifs) dont l'encours global, y compris toute dette de refinancement contractée pour rembourser, refinancer ou remplacer une dette contractée aux termes du présent alinéa l), ne doit à aucun moment dépasser 10 millions de dollars, à la condition que le ratio dette/BAIIA soit respecté;

m) la création, par STA ULC, la société ou une de leurs filiales, d'une dette qui constitue des obligations de remboursement à l'égard de lettres de crédit émises dans le cours normal des activités, notamment, les lettres de crédit relatives aux réclamations pour indemnité d'accidents du travail ou de l'auto-assurance, ou les autres dettes au titre d'obligations de remboursement découlant de réclamations pour indemnité d'accidents du travail ou de l'auto-assurance; toutefois, à l'occasion du prélèvement de sommes sur de telles lettres de crédit ou de la création de telles dettes, ces obligations doivent être dans chaque cas remboursées dans les 30 jours suivant le prélèvement ou la création;

n) la création, par STA ULC, la société ou une de leurs filiales, d'obligations relatives aux cautionnements d'exécution, de garantie et d'achèvement fournis par STA ULC, la société ou la filiale dans le cours normal des activités;

o) la création, par STA ULC, la société ou une de leurs filiales, d'une dette supplémentaire dont l'encours global (ou la valeur d'accroissement, selon le cas), y compris toute dette de refinancement contractée pour rembourser, refinancer ou remplacer une dette contractée aux termes du présent alinéa o), ne doit à aucun moment dépasser 10 millions de dollars;

p) la dette découlant du fait qu'une banque ou une autre institution financière a honoré un chèque, une traite ou un effet semblable sans provision dans le cours normal des activités; toutefois, cette dette doit être éteinte dans les cinq jours ouvrables du moment où elle est contractée.

Afin de déterminer si la présente clause restrictive est respectée, si un élément de dette respecte les critères de plus d'une des catégories de dettes autorisées décrites aux alinéas a) à p) ci-dessus ou peut être contracté conformément à la présente clause restrictive, STA ULC, à sa seule appréciation, classera ou reclassera l'élément de dette d'une manière qui respecte la présente clause restrictive, et l'élément de dette sera considéré comme ayant été contracté conformément à une seule de ces dispositions. Pour les besoins de la présente clause restrictive, ne seront pas réputés constituer la création d'une dette l'accumulation de l'intérêt, l'accumulation de la valeur d'accroissement ou l'amortissement de l'escompte d'émission, le versement d'intérêt sur une dette supplémentaire comportant des modalités identiques et le versement de dividendes sur les actions exclues sous forme d'actions supplémentaires de la même catégorie d'actions exclues.

Restrictions sur les paiements restreints. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront de faire directement ou indirectement ce qui suit et qu'elles n'autoriseront pas leurs filiales à faire directement ou indirectement l'une ou l'autre des choses suivantes :

(i) déclarer ou verser un dividende ou effectuer une distribution sur les titres de participation de STA ULC, de la société ou d'une filiale, y compris un versement effectué dans le cadre d'une fusion ou d'un regroupement touchant STA ULC ou la société (sauf (A) des dividendes ou des distributions payables par STA ULC ou la société uniquement sous forme de titres de participation (autres que des actions exclues) de STA ULC ou de la société ou (B) des dividendes ou des distributions payables par une filiale, à la condition que, dans le cas d'un dividende ou d'une distribution payable sur une catégorie ou une série de titres émis par une filiale autre qu'une filiale en propriété exclusive, STA ULC, la société ou la filiale reçoive au moins sa quote-part de ce dividende ou de cette distribution en conformité avec les modalités des titres de participation en cause);

(ii) acheter ou acquérir ou rembourser autrement pour une contrepartie de valeur tout titre de participation de STA ULC ou de la société, à l'exception des rachats d'actions ordinaires de catégorie B ou de catégorie C par la société dans le cadre d'un cas de rachat;

(iii) faire un investissement restreint;

(les paiements et autres mesures dont il est question dans les alinéas (i), (ii) et (iii) ci-dessus étant collectivement appelés les « paiements restreints »), à moins qu'au moment du paiement restreint :

a) aucun défaut ou cas de défaut ne se soit produit et ne se poursuive ni ne se produirait en raison du paiement restreint;

b) (i) aucune période de report d'intérêt relativement aux billets subordonnés ne soit en cours, et (ii) aucun intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) ne demeure impayé;

c) ce paiement restreint, une fois ajouté au total de tous les autres paiements restreints effectués par STA ULC, la société et leurs filiales après le 21 décembre 2004 (y compris les paiements restreints permis par les dispositions 1, 3, 4, 5 et 6 du paragraphe suivant, exclusion faite des autres paiements restreints permis par le paragraphe suivant), ne soit inférieur à la somme, sans répétition, des éléments suivants :

    (i) 100 % de l'excédent de trésorerie de la société (calculé conformément à l'acte de fiducie relatif aux billets subordonnés) pour la période (considérée comme une période comptable) commençant à la première date du trimestre d'exercice au cours duquel tombe le 21 décembre 2004 et se terminant à la fin du dernier trimestre d'exercice terminé de la société pour lequel des états financiers internes sont disponibles au moment où est fait le paiement restreint;

    (ii) 100 % du produit net total, y compris l'encaisse et la juste valeur marchande (calculée de la manière prévue dans le paragraphe suivant) des biens autres qu'en espèces, reçu par la société après le 21 décembre 2004 dans le cadre de l'émission ou de la vente de titres de participation de la société (sous réserve de certaines exceptions), y compris les titres de participation émis à la conversion d'une dette ou à l'exercice de bons de souscription ou d'options (sauf une émission ou une vente à une filiale de la société, à STA ULC ou à STA);

    (iii) 100 % du montant total des apports au capital de la société reçus sous forme d'espèces et de la juste valeur marchande (calculée de la manière prévue dans le paragraphe suivant) des biens autres qu'en espèces reçus par la société au titre d'apports au capital après le 21 décembre 2004 (sous réserve de certaines exceptions);

(iv) 100 % de la somme totale reçue en espèces et de la juste valeur marchande (calculée de la manière prévue dans le paragraphe suivant) des biens autres qu'en espèces reçus (A) à l'aliénation, notamment par vente (sauf à STA ULC, à la société, à STA ou à une filiale), d'investissements restreints effectués par la société et une filiale et au rachat ou au remboursement de ces investissements restreints auprès de la société et d'une filiale par une personne (autre que STA ULC, la société, STA ou une filiale) et aux remboursements de prêts ou d'avances qui constituent des investissements restreints, et (B) à la vente (sauf à STA ULC, à la société, à STA ou à une filiale) du capital-actions d'une filiale.

La juste valeur marchande d'un bien autre qu'en espèces dont il est question aux alinéas (ii), (iii) et (iv) ci-dessus sera établie de bonne foi par STA ULC et (A) dans le cas d'un bien ayant une juste valeur marchande supérieure à 5 millions de dollars, sera indiquée dans une attestation des membres de la direction ou (B) dans le cas d'un bien ayant une juste valeur marchande supérieure à 10 millions de dollars, sera indiquée dans une résolution approuvée au moins à la majorité des membres du conseil d'administration.

Les dispositions précitées de la présente clause restrictive n'interdisent pas ce qui suit :

1) le paiement d'un dividende ou d'une distribution dans les 60 jours suivant la date de sa déclaration, si, à la date de la déclaration, ce paiement aurait été autorisé aux termes des dispositions de l'acte de fiducie relatif aux billets subordonnés;

2) a) le rachat, le remboursement ou toute autre acquisition de titres de participation (le « capital-actions remboursé ») ou de la dette subordonnée de STA ULC en échange de titres de participation de STA ULC, de la société ou d'une de leurs filiales respectives ou d'apports au capital-actions de celles-ci, ou par prélèvement sur le produit d'une vente sensiblement concomitante de tels titres de participation ou d'apports au capital-actions (sauf s'il s'agit d'actions exclues ou de titres de participation vendus à une filiale ou à un régime d'actionnariat pour le personnel ou encore à une fiducie établie par STA ULC, la société ou une de leurs filiales respectives) (collectivement, y compris de tels apports, le « capital-actions de refinancement ») et b) la déclaration et le versement de dividendes accumulés sur le capital-actions remboursé, par prélèvement sur le produit d'une vente sensiblement concomitante (autrement qu'à une filiale de l'émetteur ou à un régime d'actionnariat pour le personnel ou encore à une fiducie établie par STA ULC, la société ou une de leurs filiales respectives) de capital-actions de refinancement;

3) la déclaration et le paiement de dividendes ou de distributions aux porteurs de toute catégorie ou série d'actions exclues de STA ULC, de la société ou d'une de leurs filiales respectives émises ou créées conformément à la clause restrictive décrite sous la rubrique « – Restrictions sur la création de dettes »;

4) la déclaration et le paiement de dividendes ou de distributions aux porteurs de toute catégorie ou série d'actions préférentielles émises conformément à la clause restrictive décrite sous la rubrique « – Restrictions sur la création de dettes »;

5) d'autres paiements restreints d'un montant global, indiqué dans l'acte de fiducie relatif aux billets subordonnés, qui ne peut excéder 10 millions de dollars américains, pourvu que, au moment en cause, on puisse exclure du calcul les paiements effectués aux termes du présent alinéa qui seraient ultérieurement devenus exigibles aux termes de l'alinéa 7;

6) les rachats de titres de participation réputés avoir lieu à l'exercice d'options d'achat d'actions si ces titres de participation représentent une partie du prix d'exercice des options;

7) le versement de dividendes sur les actions ordinaires de la société qui ont été autorisés mais qui n'ont pas été versés;

8) le rachat, le remboursement par anticipation ou toute autre acquisition ou tout autre remboursement pour une contrepartie de valeur de titres de participation détenus par un employé, un membre de la direction, un administrateur ou un consultant ancien ou actuel de STA ULC, de la société ou d'une de leurs filiales, ou leur

succession, leur conjoint ou les membres de leur famille respectifs, aux termes d'un régime d'achat d'actions ou d'un régime d'options d'achat d'actions à l'intention de la direction ou d'un autre régime d'avantages sociaux à l'intention de la direction ou des employés, d'un capital global ne pouvant dépasser 5 millions de dollars au cours d'une année civile donnée aux termes du présent alinéa 8; à la condition que STA ULC, la société ou une de leurs filiales puisse, au cours d'une année civile ultérieure, reporter et effectuer, en plus des opérations autorisées au cours de l'année civile en cause, les rachats, les remboursements par anticipation et toutes les autres acquisitions ou tous les autres remboursements pour une contrepartie de valeur qui étaient autorisés pour une année civile antérieure mais qui n'ont pas été effectués, jusqu'à concurrence de 5 millions de dollars au cours d'une année civile donnée aux termes du présent alinéa 8; à la condition aussi que ce montant autorisé au cours d'une année civile donnée puisse être majoré du produit en espèces que STA ULC, la société et leurs filiales reçoivent au titre de polices d'assurance collaborateurs après la date de l'acte de fiducie relatif aux billets subordonnés, moins toute somme préalablement affectée au règlement de paiements restreints aux termes du présent alinéa 8; à la condition enfin que l'annulation de la dette envers STA ULC, la société ou une de leurs filiales contractée par un employé, un membre de la direction, un administrateur ou un consultant de la société ou de l'une de ses filiales dans le cadre d'un rachat de titres de participation auprès de ces personnes ne soit pas réputée constituer un paiement restreint pour l'application du présent alinéa ou d'une autre disposition de l'acte de fiducie relatif aux billets subordonnés;

9) les dividendes ou les distributions uniquement sous forme de titres de participation ou les rachats de titres de participation pouvant être réputés avoir lieu à l'échange ou à l'exercice d'autres titres de participation en circulation;

10) le rachat, le remboursement par anticipation ou toute autre acquisition pour une contrepartie de valeur de fractions d'actions du capital-actions de la société dans le cadre d'une fusion, d'un regroupement ou d'une autre forme de regroupement d'entreprises concernant la société;

à la condition qu'au moment où est effectué un paiement restreint autorisé par les alinéas 1), 3), 4), 5), 6), 7) et 9) et compte tenu d'un tel paiement, aucun défaut ou cas de défaut ne se soit produit et ne se poursuive ou ne se produirait en conséquence, aucune période de report d'intérêt relativement aux billets subordonnés ne soit en cours, et aucun intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) ne demeure impayé.

Restrictions sur le versement de dividendes et d'autres sommes touchant les filiales. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront pas (dans la mesure où l'un de leurs droits d'approbation indirects est déclenché) à leurs filiales, directement ou indirectement, de créer une charge ou une restriction conventionnelles sur la capacité de leurs filiales respectives de faire ce qui suit et de provoquer ou de tolérer l'existence ou la prise d'effet d'une telle charge ou d'une telle restriction :

a) (i) verser des dividendes ou faire d'autres distributions à STA ULC, à la société ou à une filiale (1) sur leur capital-actions ou (2) relativement à toute autre participation aux profits ou à tout autre droit calculé en fonction des profits ou (ii) rembourser une dette due à STA ULC, à la société ou à une filiale;

b) consentir des prêts ou des avances à STA ULC, à la société ou à une filiale;

c) vendre, louer, céder ou transférer l'un de leurs biens ou de leurs actifs à STA ULC, à la société ou à une filiale;

sauf, dans chaque cas, pour ce qui est des charges ou des restrictions existant aux termes de ce qui suit ou découlant de ce qui suit :

(i) des charges ou des restrictions contractuelles en vigueur le 21 décembre 2004, y compris aux termes de la facilité de crédit;

(ii) l'acte de fiducie relatif aux billets subordonnés et les billets subordonnés;

(iii) les lois, règles, règlements ou ordonnances applicables;

(iv) une convention ou un autre document relatif à la dette d'une personne acquise par STA ULC, la société ou une filiale qui existait au moment de l'acquisition (mais qui n'avait pas été créée en prévision de cette acquisition ou pour fournir la totalité ou toute partie des fonds ou du crédit nécessaires à la réalisation de l'acquisition), la charge ou la restriction n'étant pas applicable à une personne autre que la personne acquise ou aux biens ou à l'actif d'une personne autre que la personne acquise;

(v) une restriction relative à une filiale imposée conformément à une convention conclue en vue de la vente ou de l'aliénation de la totalité ou de la quasi-totalité du capital-actions ou de l'actif de la filiale en attendant la clôture de la vente ou de l'aliénation;

(vi) toute dette garantie dont la création est par ailleurs autorisée aux termes des clauses restrictives décrites sous la rubrique « – Restrictions sur la création de dettes » mais qui limite le droit du débiteur d'aliéner l'actif donné en garantie de la dette;

(vii) les restrictions sur les dépôts en espèces ou autres ou sur la valeur nette imposées par des clients aux termes de contrats conclus dans le cours normal des activités;

(viii) les dispositions habituelles figurant dans les conventions de coentreprise, les conventions de société en commandite et d'autres conventions semblables conclues dans le cours normal des activités;

(ix) les dispositions habituelles figurant dans les baux et d'autres conventions semblables conclues dans le cours normal des activités;

(x) des obligations financières consécutives à l'acquisition de biens dans le cours normal des activités, qui imposent sur les biens acquis des restrictions dont la nature est expliquée à l'alinéa c) du paragraphe précédent;

(xi) une dette de refinancement; toutefois, les restrictions prévues dans les conventions régissant cette dette ne doivent pas être plus restrictives, dans l'ensemble, que celles prévues dans les conventions régissant la dette refinancée;

(xii) une dette contractée après la date de l'acte de fiducie relatif aux billets subordonnés conformément aux modalités de ce dernier; toutefois, les restrictions prévues dans les conventions régissant la nouvelle dette ne doivent pas, de l'avis de bonne foi du conseil d'administration de la société, être, dans l'ensemble, sensiblement moins avantageuses pour les porteurs des billets subordonnés que les modalités prévues dans les conventions régissant la dette qui étaient en vigueur à la date de l'acte de fiducie relatif aux billets subordonnés;

(xiii) toute charge ou restriction du genre de celles qui sont mentionnées aux alinéas a), b) et c) ci-dessus et qui sont imposées par des modifications, mises à jour, renouvellements, augmentations, suppléments, remboursements, remplacements ou refinancements des contrats, documents ou obligations mentionnés aux alinéas (i) à (xii) ci-dessus; ces modifications, mises à jour, renouvellements, augmentations, suppléments, remboursements, remplacements ou refinancements n'étant, de l'avis de bonne foi du conseil d'administration, pas plus restrictifs, en ce qui a trait aux restrictions sur le versement de dividendes et les autres paiements, que ceux que contiennent les restrictions sur le versement de dividendes et les autres paiements qui existaient avant la prise d'effet des modifications, mises à jour, renouvellements, augmentations, suppléments, remboursements, remplacements ou refinancements.

Vente d'actif. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune de leurs filiales de provoquer ou d'effectuer une vente d'actif, à moins que STA ULC, la société ou la filiale, selon le cas, ne reçoive à cette vente d'actif une contrepartie au moins égale à la juste valeur marchande (déterminée de bonne foi par STA ULC, la société ou la filiale, selon le cas) de l'actif vendu.

Dans les 365 jours suivant le moment où elle reçoit le produit net d'une vente d'actif, STA ULC, la société ou la filiale peut à son gré affecter ce produit net :

(i) à la réduction permanente des obligations aux termes de la dette de premier rang ou de la dette d'une filiale, sauf si la dette est envers STA ULC ou la société ou un membre du même groupe que celles-ci;

(ii) à un investissement dans une ou plusieurs entreprises, à des dépenses en immobilisations ou à l'acquisition d'autres actifs devant dans chaque cas servir à une entreprise similaire;

(iii) à un investissement dans des biens ou des actifs qui remplacent les biens ou actifs qui ont fait l'objet de la vente d'actif.

Jusqu'à ce que le produit net soit affecté de la sorte, STA ULC, la société ou la filiale peut le porter en réduction temporaire de la dette aux termes de toute facilité de crédit renouvelable ou l'investir dans des quasi-espèces ou dans des titres de bonne qualité. L'acte de fiducie relatif aux billets subordonnés prévoit que toute tranche du produit net d'une vente d'actif qui n'est pas affectée de la manière et dans les délais prévus dans la première phrase du paragraphe qui précède sera réputée constituer un « produit excédentaire ». Lorsque le produit excédentaire total dépassera 10 millions de dollars, STA ULC sera tenue d'offrir à tous les porteurs de billets subordonnés (une « offre découlant d'une vente d'actif ») d'acheter le maximum de capital de billets subordonnés qui peut être acheté à l'aide du produit excédentaire, à un prix d'offre en espèces correspondant (i) à 105 % du capital ou, si celui-ci est moins élevé, (ii) au montant du rachat à la date en cause, majoré de l'intérêt couru et impayé, le cas échéant, jusqu'à la date de clôture de l'offre exclusivement, conformément aux formalités énoncées dans l'acte de fiducie relatif aux billets subordonnés. Le porteur de titres IPS ne pourra faire acheter ses billets subordonnés dans le cadre d'une offre découlant d'une vente d'actif que s'il sépare ses titres IPS et reçoit les actions ordinaires et les billets subordonnés représentés par les titres IPS.

Les avis d'offre découlant d'une vente d'actif seront envoyés par courrier affranchi de première classe, au moins 30 jours et au plus 60 jours avant la date d'achat à chaque porteur de billets subordonnés, à son adresse figurant dans le registre. Si un billet subordonné doit être acheté en partie seulement, l'avis d'achat relatif au billet subordonné énonce la fraction du capital qui a été ou qui doit être achetée.

Un nouveau billet subordonné d'un capital égal à la fraction non achetée de tout billet subordonné acheté partiellement sera émis au nom du porteur à l'annulation du billet subordonné original. À compter de la date d'achat, à moins que l'émetteur ne paye pas le prix d'achat, l'intérêt cesse de courir sur les billets subordonnés entiers ou partiels qui sont achetés.

Il se pourrait que les modalités d'une dette de premier rang de STA ULC, de la société ou de leurs filiales interdisent la réalisation de ventes et/ou l'affectation du produit de ventes comme il est prévu dans l'acte de fiducie relatif aux billets subordonnés.

Opérations avec des membres du même groupe. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune de leurs filiales d'effectuer un paiement, de vendre, de louer, de céder ou d'aliéner autrement une partie de leurs biens ou de leurs actifs, directement ou indirectement, à un membre du même groupe que STA ULC ou RC Holdings ou pour leur compte, ou d'acheter des biens ou des actifs, directement ou indirectement, auprès d'un membre du même groupe que STA ULC ou RC Holdings ou de conclure ou de modifier une opération ou une série d'opérations, un contrat, une convention, une entente, un prêt, une avance ou un cautionnement avec un membre du même groupe que STA ULC ou la société (chaque opération étant appelée une « opération avec un membre du même groupe ») si la contrepartie totale de l'opération est supérieure à 2 millions de dollars, à moins que :

a) cette opération avec un membre du même groupe ne soit conclue selon des modalités qui ne sont pas sensiblement moins favorables pour STA ULC, la société ou la filiale en cause que celles qui auraient été obtenues dans le cadre d'une opération comparable conclue par STA ULC, la société ou cette filiale avec une personne non reliée;

b) en ce qui a trait à une opération avec un membre du même groupe ou à une série d'opérations avec un membre du même groupe qui sont reliées dont la contrepartie totale est supérieure à 5 millions de dollars, STA ULC ne remette au fiduciaire une résolution adoptée à la majorité des membres du conseil d'administration de STA ULC approuvant cette opération avec un membre du même groupe et qu'elle ne produise une attestation des membres de la direction selon laquelle cette opération avec un membre du même groupe est conforme à l'alinéa a) ci-dessus.

Les dispositions qui précèdent ne s'appliquent pas aux cas suivants :

(i) les investissements autorisés et les paiements restreints permis par les dispositions de l'acte de fiducie relatif aux billets subordonnés dont il est question ci-dessus sous la rubrique « – Restrictions sur les paiements restreints »;

(ii) le versement d'une rémunération raisonnable et usuelle aux membres de la direction, administrateurs, employés ou consultants de STA ULC, de la société ou d'une filiale ainsi que de l'indemnité fournie pour leur compte;

(iii) une opération dans le cadre de laquelle STA ULC, la société ou l'une de leurs filiales, selon le cas, remet au fiduciaire une lettre provenant d'un conseiller financier indépendant réputé selon laquelle l'opération est équitable pour STA ULC, la société ou la filiale en cause du point de vue financier ou satisfait aux exigences de l'alinéa a) du paragraphe précédent (à la condition que les exigences de l'alinéa b) soient respectées, le cas échéant);

(iv) les paiements ou les prêts consentis aux employés ou aux consultants dans le cours normal des activités qui sont approuvés de bonne foi à la majorité des membres du conseil d'administration de la société ou de STA ULC;

(v) une convention en vigueur le 21 décembre 2004 ou une modification apportée à une telle convention (tant que cette modification ne désavantage pas de manière importante les porteurs des billets subordonnés) ou une opération visée par une telle convention;

(vi) l'existence d'une convention entre actionnaires (y compris une convention relative à des droits d'inscription ou une convention d'achat s'y rapportant) ou l'exécution par STA ULC, la société ou une filiale de ses obligations aux termes d'une telle convention à laquelle STA ULC, la société ou la filiale en cause est partie en date du 21 décembre 2004 ou de toute convention similaire (y compris une convention d'exploitation ou une convention de société en commandite) pouvant être conclue par la suite; toutefois, l'existence d'une telle convention ou l'exécution par STA ULC, la société ou une filiale de ses obligations aux termes d'une modification future à une convention existante ou aux termes d'une convention similaire conclue après le 21 décembre 2004 ne seront permises par le présent sous-alinéa (vi) que si la modification ou la nouvelle convention ne sont pas désavantageuses de façon importante pour les porteurs des billets subordonnés;

(vii) tout contrat d'emploi ou d'autres ententes de rémunération ou conventions conclues par la société ou une de ses filiales dans le cours normal de ses activités;

(viii) les opérations entre la société, STA ULC et une de leurs filiales;

(ix) les opérations avec une personne qui est membre du même groupe que STA ULC, la société ou une de leurs filiales uniquement du fait que la société, STA ULC ou une ou plusieurs de

leurs filiales sont propriétaires de titres de participation de cette personne ou contrôlent cette personne;

(x) les émissions de titres de participation (sauf des actions exclues) à des membres du même groupe que la société.

Priorités. L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société s'abstiendront et ne permettront à aucune filiale, directement ou indirectement, de créer ou de contracter une priorité sur un actif ou un bien de STA ULC, de la société ou de la filiale ou sur tout revenu ou profit qui en découle, ou de tolérer l'existence d'une telle priorité, ou de céder ou de transporter le droit d'en obtenir un revenu, en garantie de toute obligation de STA ULC, de la société ou d'une de leurs filiales ou de toute autre personne (sauf une dette de premier rang), à moins que les billets subordonnés ne soient garantis d'une manière égale et proportionnelle (ou en priorité, dans le cas d'obligations qui sont subordonnées, quant au droit de paiement, aux billets subordonnés) aux obligations ainsi garanties ou jusqu'au moment où de telles obligations ne sont plus garanties par une priorité. La phrase qui précède n'obligera pas STA ULC, la société ou une filiale à garantir les billets subordonnés, si la priorité est une priorité autorisée.

L'acte de fiducie relatif aux billets subordonnés prévoit qu'aucun garant ne créera ni ne contractera, directement ou indirectement, une priorité sur l'un de ses éléments d'actif ou l'un de ses biens ou sur tout revenu ou profit qui en découle, ni ne tolérera l'existence d'une telle priorité, ni ne cédera, ni ne transportera le droit d'en obtenir un revenu, en garantie de toute obligation du garant ou de toute autre personne (sauf une dette de premier rang), à moins que la garantie des billets subordonnés du garant ne soit garantie d'une manière égale et proportionnelle (ou en priorité, dans le cas d'obligations subordonnées, quant au droit de paiement, à la garantie des billets subordonnés du garant), par rapport aux obligations ainsi garanties, ou jusqu'au moment où de telles obligations ne sont plus garanties par une priorité. La phrase qui précède n'obligera aucun garant à garantir sa garantie des billets subordonnés, si la priorité est une priorité autorisée.

Obligations d'information. L'acte de fiducie relatif aux billets subordonnés prévoit que STA devra remettre au fiduciaire, dans les 90 jours suivant la fin de chaque exercice de STA et dans les 45 jours suivant la fin de chacun des trimestres (sauf le dernier) de chaque exercice, un bilan consolidé de STA et les états connexes des résultats et de l'évolution de la situation financière pour l'exercice ou le trimestre d'exercice, de même que depuis le début de l'exercice, selon le cas, dressés conformément aux PCGR canadiens (vérifiés s'il s'agit d'états financiers annuels). STA est également assujettie à d'autres obligations d'information usuelles, notamment la remise d'une attestation des membres de la direction relative à la survenance de cas de défaut aux termes de l'acte de fiducie relatif aux billets subordonnés.

Fusion, regroupement ou vente de la totalité ou de la quasi-totalité de l'actif

L'acte de fiducie relatif aux billets subordonnés prévoit que STA ULC et la société ne pourront effectuer un regroupement, une fusion ou une liquidation (que STA ULC ou la société soit ou non la société issue de l'opération), ni vendre, céder, transférer, louer, transporter ou aliéner par ailleurs la totalité ou la quasi-totalité de leurs biens ou de leur actif dans le cadre d'une ou de plusieurs opérations reliées, en faveur d'une personne, à moins que :

a) STA ULC ou la société, selon le cas, ne soit la société issue de l'opération ou que la personne issue de la fusion ou du regroupement (s'il ne s'agit pas de STA ULC) ou à qui la vente, la cession, le transfert, la location, le transport ou toute autre aliénation a été effectué ne soit une société par actions, une société de personnes ou une société à responsabilité limitée organisée ou existant aux termes des lois du Canada, de l'une de ses provinces ou de l'un de ses territoires (STA ULC, la société ou cette personne, selon le cas, étant appelée aux présentes l'« émetteur remplaçant »);

b) l'émetteur remplaçant (s'il ne s'agit pas de STA ULC ou de la société) ne prenne expressément en charge toutes les obligations de STA ULC ou de la société, selon le cas, issues de l'acte de fiducie relatif aux billets subordonnés et des billets subordonnés conformément à un acte de fiducie supplémentaire ou à d'autres documents ou effets dont la forme convient raisonnablement au fiduciaire;

c) immédiatement après avoir donné effet à cette opération (et en considérant toute dette qui devient une obligation de l'émetteur remplaçant ou de l'une de ses filiales par suite d'une telle opération comme ayant été contractée par l'émetteur remplaçant ou la filiale au moment de l'opération), aucun défaut ou cas de défaut ne se soit produit ni ne se poursuive;

d) immédiatement après avoir donné effet à cette opération sur une base pro forma comme si elle avait eu lieu au début de la période applicable de quatre trimestres, (A) l'émetteur remplaçant n'ait le droit de contracter une dette supplémentaire d'au moins 1,00 $ conformément au ratio dette/BAIIA ou (B) que le ratio de couverture de l'intérêt pour l'émetteur remplaçant et ses filiales ne soit supérieur ou égal à ce ratio pour la société et ses filiales immédiatement avant une telle opération;

e) chaque partie aux billets subordonnés et aux garanties, excepté si elle est l'autre partie aux opérations décrites ci-dessus, n'ait confirmé, au moyen de billets et de cautionnements supplémentaires, que ces billets subordonnés et ces cautionnements s'appliqueront aux obligations de cette personne issues des billets subordonnés et des garanties (ou alors, que chacune de ces parties n'ait consenti sur les billets subordonnés des cautionnements dont la forme et la teneur sont essentiellement semblables à celles des garanties);

f) STA ULC n'ait remis au fiduciaire une attestation des membres de la direction et un avis des conseillers juridiques selon lesquels le regroupement, la fusion ou le transfert ainsi que les billets et les cautionnements supplémentaires (ou les cautionnements des billets subordonnés) respectent l'acte de fiducie relatif aux billets subordonnés.

L'émetteur remplaçant remplacera STA ULC ou la société aux termes de l'acte de fiducie relatif aux billets subordonnés et des billets subordonnés et lui sera substitué. Malgré les alinéas c) et d) ci-dessus, (i) toute filiale pourra effectuer un regroupement, une fusion ou un transfert de l'ensemble ou d'une partie de ses biens et de son actif en faveur de STA ULC ou d'une autre filiale et (ii) STA ULC ou la société pourra effectuer une fusion avec un membre du même groupe qu'elle constitué uniquement afin de constituer à nouveau STA ULC ou la société en société dans une autre province ou dans un autre territoire du Canada tant que le montant de la dette de STA ULC et de ses filiales ne s'en trouve pas augmenté.

L'acte de fiducie relatif aux billets subordonnés prévoit en outre que, sous réserve de certaines limites contenues dans l'acte de fiducie relatif aux billets subordonnés concernant la libération d'une garantie à la vente ou à l'aliénation d'un garant, aucun garant ne pourra effectuer, et STA ULC et la société ne permettront pas au garant, d'effectuer un regroupement, une fusion, une liquidation (que le garant soit ou non la société issue de l'opération), ni vendre, céder, transférer, louer, transporter ou aliéner par ailleurs la totalité ou la quasi-totalité de ses biens ou de son actif dans le cadre d'une ou de plusieurs opérations reliées, en faveur d'une personne, à moins que :

(i) le garant ne soit la société issue de l'opération ou que la personne issue de la fusion ou du regroupement (s'il ne s'agit pas du garant) ou à qui la vente, la cession, le transfert, la location, le transport ou toute autre aliénation a été effectué ne soit une société par actions, une société de personnes ou une société à responsabilité limitée organisée ou existant aux termes des lois du Canada ou des États-Unis, ou d'une province ou d'un territoire du Canada ou d'un État des États-Unis (ce garant ou cette personne, selon le cas, étant appelé aux présentes le « garant remplaçant »);

(ii) le garant remplaçant (s'il ne s'agit pas du garant) ne prenne expressément en charge toutes les obligations du garant initial issues de l'acte de fiducie relatif aux billets subordonnés et de la garantie de ce garant conformément à un acte de fiducie supplémentaire ou à d'autres documents ou effets dont la forme convient raisonnablement au fiduciaire;

(iii) immédiatement après avoir donné effet à cette opération (et en considérant toute dette qui devient une obligation du garant remplaçant ou de l'une de ses filiales par suite d'une telle opération comme ayant été contractée par le garant remplaçant ou cette filiale au moment de l'opération), aucun défaut ou cas de défaut ne se soit produit ni ne se poursuive;

(iv) le garant n'ait remis ou fait remettre au fiduciaire une attestation des membres de la direction et un avis des conseillers juridiques selon lesquels le regroupement, la fusion ou le transfert de même que l'acte de fiducie supplémentaire (s'il en est) respectent l'acte de fiducie relatif aux billets subordonnés.

Sous réserve de certaines restrictions contenues dans l'acte de fiducie relatif aux billets subordonnés, le garant remplaçant succédera au garant aux termes de l'acte de fiducie relatif aux billets subordonnés et de la garantie de ce garant et lui sera substitué. Malgré l'alinéa (iii), un garant peut fusionner avec un membre du même groupe que lui constitué uniquement afin de constituer à nouveau ce garant en société dans un autre État des États-Unis ou dans une autre province ou dans un autre territoire du Canada tant que le montant de la dette du garant ne s'en trouve pas augmenté.

Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés

Dans l'acte de fiducie relatif aux billets subordonnés, un cas de défaut s'entend de ce qui suit :

(i) un défaut de versement de l'intérêt sur un billet subordonné au moment où cet intérêt est exigible, lorsque ce défaut se poursuit pendant 30 jours, sous réserve des dispositions de report de l'intérêt que contient l'acte de fiducie relatif aux billets subordonnés; toutefois, le défaut de versement de l'intérêt reporté sur les billets subordonnés qui doit être effectué le 21 décembre 2009 constitue automatiquement un cas de défaut (peu importe la durée du défaut);

(ii) un défaut de paiement du capital ou de la prime, s'il en est, relatif à un billet subordonné lorsque ce montant devient exigible à sa date d'échéance, à l'occasion d'un remboursement facultatif, d'un rachat requis, du déclenchement de la déchéance du terme ou autrement ou au report de la date d'échéance conformément à l'acte de fiducie relatif aux billets subordonnés;

(iii) l'omission, par STA ULC ou la société, de respecter ses obligations respectives nées de la clause restrictive décrite sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi-totalité de l'actif » ci-dessus, sous réserve de certains délais de grâce ou de remédiation, le cas échéant;

(iv) l'omission, par STA ULC ou la société, de respecter pendant 30 jours après un avis en ce sens, l'une de ses obligations nées des clauses restrictives décrites sous les rubriques « – Changement de contrôle » ou « – Certaines clauses restrictives » ci-dessus (dans chaque cas lorsqu'il ne s'agit pas de l'omission d'acheter des billets subordonnés);

(v) l'omission, par STA ULC ou la société, de respecter pendant 60 jours après un avis en ce sens, ses autres ententes issues des billets subordonnés ou de l'acte de fiducie relatif aux billets subordonnés;

(vi) l'omission, par STA ULC, la société ou une filiale importante de payer une dette (sauf une dette envers STA ULC, la société ou une filiale) dans le délai de grâce applicable suivant l'échéance finale ou le déclenchement de la déchéance du terme de cette dette par les titulaires de celle-ci par suite d'un défaut si le montant total de la dette impayée ou dont la déchéance du terme a été déclenchée excède 5 millions de dollars américains ou l'équivalent de cette somme en devises (la « disposition sur le déclenchement croisé de la déchéance du terme »);

(vii) certains cas de faillite, d'insolvabilité ou de réorganisation de STA ULC, de la société ou d'une filiale importante (les « dispositions sur la faillite »);

(viii) le prononcé d'un jugement ou d'une décision contre STA ULC, la société ou une filiale importante pour le paiement d'argent (sauf les jugements visés par des polices d'assurance exécutoires émises par des sociétés d'assurances solvables) excédant 20 millions de dollars américains ou l'équivalent de cette somme en devises, si (A) une procédure d'exécution est entreprise et n'est pas libérée ou suspendue dans les 90 jours suivants ou (B) le jugement ou la décision demeure en cours pendant une période de 60 jours suivant le prononcé et n'est pas libéré ni ne fait l'objet d'une renonciation ou d'un sursis (la « disposition sur un manquement au jugement »);

(ix) le fait que les billets subordonnés ou qu'une garantie de ceux-ci cessent de produire leurs effets, sauf tel qu'il est prévu dans leurs modalités, ou que STA ULC, la société ou un garant nie ou refuse d'admettre ses obligations issues des billets subordonnés ou de toute garantie à cet égard, sauf tel qu'il est prévu dans leurs modalités, et que le défaut se poursuive pendant 10 jours;

(x) sauf disposition contraire à l'alinéa (i) de la rubrique « – Restrictions sur les paiements restreints », le fait que la société verse un dividende sur ses actions ou achète ou acquière ou rembourse autrement pour une contrepartie de valeur des titres de participation de STA ULC, de la société ou d'une autre filiale, à l'exception du rachat des actions ordinaires de catégorie B ou de catégorie C par la société dans le cadre d'un cas de rachat (A) lorsque, selon ses états financiers alors disponibles présentés au conseil d'administration, le paiement restreint est supérieur à la somme qui peut être versée conformément à l'alinéa c) ou aux points 2 à 10 de la clause restrictive stipulée à la rubrique « – Restrictions sur les paiements restreints » ou (B) au cours d'une période de report d'intérêt ou d'une période pendant laquelle de l'intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) demeure impayé ou pendant que se poursuit un cas de défaut.

Les situations qui précèdent constitueront des cas de défaut, peu importe la raison du cas de défaut et sans égard au fait qu'il soit volontaire ou involontaire ou qu'il découle du fait de la loi ou encore d'un jugement, d'une décision ou d'une ordonnance d'un tribunal ou encore d'une ordonnance, d'une règle ou d'un règlement d'un organisme administratif ou gouvernemental.

Cependant, un manquement aux alinéas (iv) ou (v) ne constituera un cas de défaut que lorsque le fiduciaire ou les porteurs de 25 % du capital des billets subordonnés en circulation (ou les porteurs d'un capital minimal réduit dans le cas d'un défaut au titre du capital minimal réduit) en avisent STA ULC et que cette dernière ne corrige pas le manquement dans le délai précisé aux alinéas (iv) ou (v) des présentes, après la réception de l'avis.

Si un cas de défaut se produit et se poursuit, les billets subordonnés porteront intérêt à un taux additionnel de 2 % l'an, jusqu'à ce qu'il ait été remédié au cas de défaut.

Sous réserve d'une période d'abstention d'exigibilité anticipée au cours de laquelle le capital des billets subordonnés ne sera pas exigible ni payable par STA ULC ou un garant (voir la rubrique « – Périodes d'abstention d'exigibilité anticipée » ci-dessus), si un cas de défaut (autre qu'un défaut relatif à certains cas de faillite, d'insolvabilité ou de réorganisation de STA ULC qui entraîne automatiquement la déchéance du terme) se produit et se poursuit, le fiduciaire ou les porteurs d'au moins 25 % du capital des billets subordonnés en circulation peuvent, au moyen d'un avis adressé à STA ULC, déclarer exigibles le capital, la prime, s'il en est, et l'intérêt couru et impayé relatifs à tous les billets subordonnés. Dès qu'une telle déclaration est faite, le capital, la prime et l'intérêt sont exigibles immédiatement. Si un cas de défaut relatif à certains cas de faillite, d'insolvabilité ou de réorganisation de l'émetteur se produit, le capital, la prime, s'il en est, et l'intérêt relatifs à tous les billets subordonnés deviennent immédiatement exigibles sans déclaration ni autre mesure de la part du fiduciaire ou des porteurs. Dans certaines circonstances, les porteurs de la majeure partie du capital des billets subordonnés en circulation pourront demander la rescision d'un tel déclenchement de la déchéance du terme relativement aux billets subordonnés et les conséquences qui en découlent.

Sous réserve des dispositions de l'acte de fiducie relatif aux billets subordonnés concernant les attributions du fiduciaire, si un cas de défaut se produit et se poursuit, le fiduciaire ne sera nullement obligé d'exercer les droits ou

pouvoirs issus de l'acte de fiducie relatif aux billets subordonnés à la demande ou sur les directives des porteurs, à moins que les porteurs ne lui aient offert une garantie et une indemnisation raisonnables qui le satisfont contre les pertes, les responsabilités ou les frais. À moins de vouloir conserver ou faire valoir le droit au paiement du capital, de la prime (s'il en est) ou de l'intérêt à l'échéance, aucun porteur ne peut exercer un recours aux termes de l'acte de fiducie relatif aux billets subordonnés ou des billets subordonnés, à moins (i) qu'il n'ait auparavant donné au fiduciaire un avis indiquant qu'un cas de défaut se poursuit, (ii) que les porteurs d'au moins 25 % du capital des billets subordonnés en circulation (ou d'au moins un capital minimal réduit à l'égard d'un recours (autre qu'une exigibilité anticipée) pour un défaut au titre du capital minimal réduit) n'aient demandé au fiduciaire d'exercer le recours, (iii) que ces porteurs n'aient offert au fiduciaire une garantie ou une indemnité raisonnable contre les pertes, les responsabilités ou les frais, (iv) que le fiduciaire n'ait pas respecté cette demande dans les 60 jours suivant la réception de la demande et de l'offre de garantie ou d'indemnité, et (v), sauf dans le cas d'un recours (autre qu'une exigibilité anticipée) pour un défaut au titre du capital minimal réduit, que les porteurs de la majeure partie du capital des billets subordonnés en circulation n'aient pas donné au fiduciaire des directives incompatibles avec cette demande dans le délai de 60 jours. Sous réserve de certaines restrictions, les porteurs de la majeure partie du capital des billets subordonnés en circulation se voient accorder le droit de décider du moment, du mode de déroulement et du lieu de toute procédure pour tout recours ouvert au fiduciaire ou encore pour l'exercice de toute attribution ou de tout pouvoir accordé au fiduciaire. Cependant, le fiduciaire peut refuser de suivre une directive contraire à la loi ou à l'acte de fiducie relatif aux billets subordonnés ou qui, selon lui, porte indûment atteinte aux droits de tout autre porteur ou encore qui engagerait la responsabilité personnelle du fiduciaire. Avant de prendre toute mesure aux termes de l'acte de fiducie relatif aux billets subordonnés, le fiduciaire aura droit à une indemnité qui lui convient, à son entière appréciation, contre toutes les pertes et tous les frais résultant de la prise d'une telle mesure ou de l'omission de prendre une telle mesure.

L'acte de fiducie relatif aux billets subordonnés prévoit que si un défaut se produit et se poursuit et est réellement connu du fiduciaire, ce dernier devra envoyer à chaque porteur un avis de défaut dans les 90 jours suivant la survenance du défaut ou, si cette date est antérieure, dans les 30 jours après qu'un avis écrit en ce sens est parvenu au fiduciaire. À moins qu'il ne s'agisse d'un défaut de paiement du capital, de la prime, s'il en est, ou de l'intérêt relatif à un billet subordonné, ou encore d'un défaut au titre du capital minimal réduit, le fiduciaire pourra s'abstenir d'envoyer l'avis s'il détermine de bonne foi que cette abstention est dans l'intérêt des porteurs. De plus, STA ULC doit remettre au fiduciaire, dans les 90 jours suivant la fin de chaque exercice, une attestation indiquant si les signataires de l'attestation ont connaissance qu'un défaut s'est produit au cours de l'exercice précédent. STA ULC devra de plus remettre au fiduciaire, dans les 30 jours suivant la survenance du défaut, un avis écrit de tout événement pouvant constituer un défaut, de l'état de l'événement et des mesures que l'émetteur prend ou se propose de prendre à cet égard.

Modifications et renonciations

Sous réserve de certaines exceptions, l'acte de fiducie relatif aux billets subordonnés pourra être modifié avec le consentement des porteurs de la majeure partie du capital des billets subordonnés alors en circulation de toutes les séries touchées par cette modification et tout manquement passé aux dispositions pourra faire l'objet d'une renonciation avec le consentement des porteurs de la majeure partie du capital des billets subordonnés alors en circulation. Cependant, sans le consentement de l'ensemble des porteurs des billets subordonnés alors en circulation, aucune modification ni aucune renonciation ne pourra, notamment :

(i) réduire le montant des billets subordonnés dont les porteurs doivent consentir à une modification;

(ii) réduire le taux d'intérêt sur tout billet subordonné ou prolonger le délai de versement de l'intérêt;

(iii) réduire le capital de tout billet subordonné ou en avancer ou en reporter l'échéance stipulée;

(iv) réduire la prime payable au remboursement de tout billet subordonné ou changer le moment auquel un billet subordonné peut être remboursé, tel qu'il est décrit sous la rubrique « – Remboursement facultatif » ci-dessus;

(v) faire en sorte que tout billet subordonné soit payable dans une monnaie autre que celle qui est stipulée sur le billet subordonné;

(vi) apporter un changement aux dispositions de subordination de l'acte de fiducie relatif aux billets subordonnés qui nuit aux droits d'un porteur;

(vii) amoindrir le droit d'un porteur de recevoir le paiement du capital, de la prime, s'il en est, et de l'intérêt relatifs à ses billets subordonnés aux dates d'échéance s'y rapportant ou par la suite, ou d'intenter des poursuites visant l'exécution de tout paiement à l'égard de ses billets subordonnés;

(viii) modifier les garanties ou une sûreté à l'égard de celles-ci d'une manière défavorable pour les porteurs;

(ix) (A) apporter à l'alinéa c) sous la rubrique « – Restrictions sur les paiements restreints » une modification qui aurait pour effet d'augmenter les paiements restreints à l'égard du capital-actions de STA ULC ou de la société, (B) apporter aux dispositions de l'acte de fiducie relatif aux billets subordonnés une modification qui interdit le versement de paiements restreints pendant une période de report d'intérêt ou pendant qu'un intérêt reporté au cours d'une période de report d'intérêt (y compris l'intérêt s'y rapportant) demeure impayé ou pendant que se poursuit un défaut ou un cas de défaut ou (C) entraîner la renonciation à un cas de défaut aux termes de l'alinéa (x) sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés »;

(x) entraîner la renonciation à un défaut ou à un cas de défaut aux termes de l'alinéa (i) ou de l'alinéa (ii) sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés »;

(xi) apporter aux dispositions de modification un changement qui doit être approuvé par tous les porteurs ou modifier les dispositions relatives à la renonciation;

(xii) (A) entraîner la renonciation à un défaut au titre du capital minimal réduit ou (B) modifier les engagements énoncés sous la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints » ci-dessus d'une manière qui permettrait un défaut au titre du capital minimal réduit ou qui permettrait à l'émetteur de prendre une mesure dont il est question au point (ii) du premier paragraphe de cet engagement alors qu'il ne lui aurait pas autrement été permis de prendre une telle mesure aux termes de cet engagement tel qu'il était en vigueur à la date de l'acte de fiducie relatif aux billets subordonnés;

(xiii) entraîner une mesure quelconque susceptible de modifier la structure ou les caractéristiques des titres de sorte que ces derniers constituent autre chose que des obligations au titre de dettes de la société.

Sans le consentement des porteurs, STA ULC et le fiduciaire peuvent modifier l'acte de fiducie relatif aux billets subordonnés pour corriger toute ambiguïté, omission ou incompatibilité ou tout défaut, pour prévoir la prise en charge, par une société remplaçante qui est une société par actions, une société de personnes ou une société à responsabilité limitée, des obligations de STA ULC issues de l'acte de fiducie relatif aux billets subordonnés, pour prévoir des billets subordonnés sans certificat en ajout aux billets subordonnés avec certificat ou en remplacement de ceux-ci, pour ajouter des cautionnements concernant les billets subordonnés, pour ajouter des engagements de STA ULC au profit des porteurs ou pour abandonner tout droit ou tout pouvoir accordé à STA ULC, pour apporter tout changement ne nuisant pas aux droits des porteurs ou pour apporter certains autres changements à l'acte de fiducie relatif aux billets subordonnés afin de prévoir l'émission de billets subordonnés supplémentaires. Cependant, aucune modification apportée aux dispositions de subordination de l'acte de fiducie relatif aux billets subordonnés ne doit avoir d'effet défavorable sur les droits des fournisseurs de la dette de premier rang alors en cours, à moins que les titulaires de

cette dette de premier rang (ou tout groupe ou tout représentant de ceux-ci autorisé à donner un consentement) ne consentent au changement.

Le consentement de l'ensemble des porteurs n'est pas nécessaire aux termes de l'acte de fiducie relatif aux billets subordonnés pour approuver la forme de toute modification proposée. Le consentement est suffisant s'il approuve le fond de la modification proposée.

Il se pourrait que les modalités de dettes de premier rang futures ne permettent pas à STA ULC d'apporter des modifications ayant pour effet (i) d'augmenter le taux d'intérêt applicable aux billets subordonnés, (ii) d'avancer les dates de paiement prévues de tout élément de capital, d'intérêt ou d'autres sommes relativement aux billets subordonnés, (iii) de changer les dispositions des billets subordonnés concernant le rachat, le remboursement par anticipation ou la subordination, (iv) d'ajouter des clauses restrictives (y compris des clauses restrictives financières), des défauts et des cas de défaut à ceux qui sont stipulés dans l'acte de fiducie relatif aux billets subordonnés, ou les modifier, d'une manière qui les rendrait plus onéreux ou restrictifs pour STA ULC, ou (v) d'augmenter par ailleurs les obligations de STA ULC, de la société ou d'un garant à l'égard des billets subordonnés ou de conférer aux porteurs des billets subordonnés d'autres droits qui, individuellement ou dans l'ensemble, seraient défavorables pour l'émetteur, un garant ou les prêteurs de la dette de premier rang.

Extinction

STA ULC pourra à tout moment mettre fin à toutes ses obligations issues des billets subordonnés et de l'acte de fiducie relatif aux billets subordonnés (l'« extinction légale »), sauf pour certaines obligations, dont celles concernant la fiducie de désendettement et l'obligation d'inscrire le transfert ou l'échange des billets subordonnés, de remplacer des billets subordonnés endommagés, détruits, perdus ou volés et de maintenir les services d'un agent chargé de la tenue des registres et agent payeur relativement aux billets subordonnés. STA ULC pourra à tout moment mettre fin à ses obligations nées des clauses restrictives décrites sous les rubriques « – Certaines clauses restrictives » et « – Changement de contrôle », à l'effet, sur les filiales importantes, de la disposition sur le déclenchement croisé de la déchéance du terme et des dispositions sur la faillite, de même qu'à la disposition sur un manquement au jugement tel qu'il est décrit sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés » ci-dessus, ainsi qu'aux limitations contenues dans l'alinéa (iv) du premier paragraphe sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi- totalité de l'actif » ci-dessus et à certaines autres clauses restrictives (l'« extinction des engagements »). Si STA ULC exerce son option d'extinction légale ou son option d'extinction des clauses restrictives, chaque garant sera libéré de toutes ses obligations se rapportant à sa garantie.

Si STA ULC exerce son option d'extinction légale, la déchéance du terme des billets subordonnés ne pourra être déclenchée parce qu'il est survenu un cas de défaut. Si STA ULC exerce son option d'extinction des clauses restrictives, la déchéance du terme des billets subordonnés ne pourra être déclenchée parce qu'il est survenu un cas de défaut précisé aux alinéas (iv), (vi) ou (vii) uniquement à l'égard de filiales importantes ou à l'alinéa (viii) uniquement à l'égard de filiales importantes conformément sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés » ci-dessus ou encore parce que STA ULC n'a pas respecté l'alinéa (iv) du premier paragraphe sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi- totalité de l'actif » ci-dessus. Même si STA ULC a déjà exercé son option d'extinction des clauses restrictives, elle peut tout de même exercer son option d'extinction légale.

Pour exercer l'une ou l'autre des options d'extinction, STA ULC doit irrévocablement déposer en fidéicommis (la « fiducie de désendettement »), auprès du fiduciaire, des fonds ou des obligations du gouvernement du Canada pour le paiement du capital, de la prime (s'il en est) et de l'intérêt relatifs aux billets subordonnés jusqu'au remboursement par anticipation ou jusqu'à l'échéance, selon le cas, et doit respecter d'autres conditions, y compris (i) avoir remis au fiduciaire un avis des conseillers juridiques indiquant que les porteurs des billets subordonnés ne constateront aucun revenu ou gain ni aucune perte pour les besoins de l'impôt fédéral sur le revenu des États-Unis ou du Canada par suite de ce dépôt et de cette extinction, et seront assujettis à l'impôt fédéral sur le revenu des États-Unis ou du Canada sur les mêmes montants, de la même manière et aux mêmes moments que si le dépôt et l'extinction n'avaient pas eu lieu (et, dans le cas d'une extinction légale seulement, cet avis des conseillers juridiques devra être fondé sur une décision de l'Internal Revenue Service ou de l'Agence du revenu du Canada et (ii) à la date ou aux dates auxquelles les sommes ont été versées dans la fiducie de désendettement, avoir fait les paiements relativement aux

billets subordonnés dans le respect des dispositions de subordination de l'acte de fiducie relatif aux billets subordonnés ou de toute autre convention importante liant STA ULC.

Assemblées des porteurs

L'acte de fiducie relatif aux billets subordonnés prévoit que les assemblées des porteurs peuvent être convoquées à tout moment et à toute fin et doivent être convoquées (i) à la demande de STA ULC ou des porteurs du capital minimal réduit et (ii) si le fiduciaire reçoit de la part de STA ULC ou des porteurs qui convoquent l'assemblée les fonds et les indemnités nécessaires à l'égard des frais qu'il pourrait engager pour convoquer et tenir une telle assemblée. L'avis de convocation à une assemblée doit être donné aux porteurs au moins 21 jours avant la tenue de l'assemblée.

Les porteurs peuvent assister à une assemblée des porteurs et y voter ou y déléguer à cette fin un fondé de pouvoir, qui n'a pas à être un porteur. Les porteurs présents ou représentés par un fondé de pouvoir et qui détiennent au moins 25 % du capital des billets subordonnés en circulation (ou, dans le cas d'une assemblée convoquée pour examiner une résolution spéciale, le capital minimal réduit) constituent le quorum nécessaire pour délibérer des questions dont ces assemblées sont saisies. Lorsqu'il n'y a pas de quorum dans la demi-heure qui suit l'heure fixée pour la tenue d'une assemblée, celle-ci est dissoute si elle a été convoquée par les porteurs ou à leur demande ou, dans tous les autres cas, elle est reportée au même jour de la semaine suivante, à la même heure (ou, dans le cas d'une assemblée convoquée pour examiner une résolution spéciale, elle est reportée d'au moins 14 jours et d'au plus 60 jours) et (si c'est raisonnablement possible) au même endroit, sans qu'il soit nécessaire de donner avis de l'ajournement (toutefois, dans le cas d'une assemblée convoquée pour examiner une résolution spéciale, un préavis de 10 jours doit être donné), ou à l'heure et à l'endroit déterminés par le président de l'assemblée. Dans cette dernière éventualité, un préavis d'au moins cinq jours doit être remis aux porteurs. À la reprise d'assemblée, les porteurs présents ou représentés par un fondé de pouvoir constituent le quorum et peuvent délibérer des questions pour lesquelles l'assemblée avait été convoquée à l'origine, qu'ils représentent ou non le quorum requis pour la première assemblée.

Le vote à une telle assemblée se fait à main levée ou par scrutin. Lorsqu'il y a vote à main levée, chaque personne présente et habilitée à voter, en tant que porteur ou en tant que fondé de pouvoir d'un ou de plusieurs porteurs, a droit à une voix. S'il y a scrutin, chaque porteur présent ou représenté par un fondé de pouvoir a droit à une voix par tranche de 10,00 $ de capital de billets subordonnés qu'il détient, les fractions étant arrondies aux 10,00 $ près. Les questions soumises à une assemblée sont tranchées à la majorité des voix exprimées, sauf si elles doivent être tranchées par voie de résolution extraordinaire.

L'acte de fiducie relatif aux billets subordonnés prévoit que, sous réserve de certaines exceptions (y compris un défaut au titre du capital minimal réduit), certains pouvoirs ne peuvent être exercés que par voie de résolution extraordinaire, laquelle doit être adoptée par les porteurs d'au moins 66⅔ % du capital des billets subordonnés qui assistent à l'assemblée ou y sont représentés par un fondé de pouvoir et qui votent sur la résolution à l'occasion d'un scrutin. Parmi les pouvoirs des porteurs, ceux qui suivent doivent être exercés par voie de résolution extraordinaire : (i) le pouvoir d'approuver la modification de leurs droits ou de ceux du fiduciaire contre STA ULC, ses biens ou son actif ou d'approuver un arrangement concernant ces droits, (ii) sous réserve de certaines exigences, le pouvoir de consentir à une modification apportée aux dispositions de l'acte de fiducie relatif aux billets subordonnés, des billets subordonnés, des garanties ou d'une sûreté à cet égard, modification à laquelle STA ULC et/ou les garants, selon le cas, ont consenti, (iii) le pouvoir d'approuver la reconstitution, la réorganisation ou la restructuration du capital de STA ULC, ou le regroupement ou la fusion de l'émetteur avec une personne, ou encore l'aliénation, notamment par vente, location ou transfert, de la totalité de l'entreprise, des biens et de l'actif de STA ULC, (iv) le pouvoir d'autoriser le fiduciaire ou toute autre personne à faire une offre à l'occasion de la vente des biens ou de l'actif de STA ULC et à emprunter des fonds à cette fin et à grever les biens ou l'actif achetés d'une hypothèque en garantie du remboursement des fonds empruntés et à détenir les biens ou l'actif acheté en fidéicommis pour tous les porteurs et (v) le pouvoir de destituer le fiduciaire et de nommer un nouveau ou de nouveaux fiduciaires.

Fiduciaire

La Société de fiducie Computershare du Canada est le fiduciaire aux termes de l'acte de fiducie relatif aux billets subordonnés.

Lois d'application

L'acte de fiducie relatif aux billets subordonnés prévoit que cet acte et les billets subordonnés sont régis par les lois de la province d'Ontario et interprétés conformément à ces lois.

Certaines définitions

Certains termes utilisés dans la présente rubrique « Description des billets subordonnés » ont le sens qui leur est attribué ci-après; s'ils ne sont pas définis ci-après, ils ont le sens qui leur est attribué dans l'acte de fiducie relatif aux billets subordonnés.

« actions avec droit de vote » : Quant à toute personne à une date donnée, le capital-actions de cette personne alors assorti du droit de voter à l'élection des membres du conseil d'administration ou d'un organisme équivalent ou d'une personne équivalente de cette personne.

« actions exclues » : Quant à toute personne, tout élément du capital-actions de cette personne qui, selon ses modalités (ou selon celles de tout titre en lequel il peut être converti ou contre lequel il peut être racheté ou échangé) ou à la survenance d'événements donnés répond à l'un ou l'autre des critères suivants : a) échoit ou doit obligatoirement être racheté, aux termes d'une obligation au titre d'un fonds d'amortissement ou autrement, b) peut être converti en dette ou en actions exclues ou échangé contre une dette ou des actions exclues, c) peut être racheté au gré du porteur, en totalité ou en partie, dans chaque cas avant le premier anniversaire de la date d'échéance des billets subordonnés. Il est toutefois entendu que seule la tranche du capital-actions qui échoit ou doit obligatoirement être rachetée, qui peut être convertie ou échangée, ou qui peut être rachetée au gré du porteur avant ce premier anniversaire est réputée constituer des actions exclues. Il est de plus entendu que si ce capital-actions est émis à un administrateur, à un gestionnaire, à un membre de la direction, à un membre du personnel ou à un régime au profit de ces parties de STA ULC, de la société ou de leurs filiales ou par un tel régime à ces parties, ce capital-actions ne constitue pas des actions exclues uniquement du fait que STA ULC pourrait être obligée de le racheter pour respecter la loi ou les règlements qui s'appliquent, ou par suite de la cessation de l'emploi de ces parties ou encore de leur décès ou de leur invalidité.

« actions préférentielles » : Tout titre de participation assorti du droit prioritaire de versement des dividendes ou de la priorité de paiement à la liquidation ou à la dissolution volontaire ou forcée.

« BAIIA ajusté » : Pour toute période, le bénéfice de la personne avant les intérêts, les impôts sur le bénéfice et les profits et l'amortissement, plus les charges hors caisse réduisant le bénéfice, moins l'ensemble des charges hors caisse et de certaines autres charges augmentant le bénéfice, majoré du BAIIA prévu attribuable aux acquisitions et aux nouveaux contrats de soumission, sur une base consolidée.

« capital-actions » : a) Dans le cas d'une société par actions, les actions ou les titres de participation de l'entreprise, notamment les actions de l'entreprise représentées par les titres IPS et les actions de l'entreprise en circulation au moment de la scission des titres IPS en des titres qu'ils représentent; b) dans le cas d'une association ou d'une entité commerciale, l'ensemble des actions, participations, droits et autres équivalents (peu importe leur désignation) d'actions d'entreprise; c) dans le cas d'une société de personnes ou d'une société à responsabilité limitée, les parts de société de personnes ou les parts de société à responsabilité limitée (en commandite ou non); et d) les autres participations conférant à une personne le droit de recevoir une quote-part des profits et des pertes de la personne émettrice ou des distributions de son actif.

« capital minimal réduit » : Une somme égale à au moins 10 millions de dollars canadiens de capital des billets subordonnés.

« cautionnement » : Le cautionnement (autrement que par l'endossement d'effets négociables aux fins de perception dans le cours normal des activités) direct ou indirect, de n'importe quelle manière (y compris les lettres de crédit et les accords de remboursement s'y rapportant), de la totalité ou d'une partie d'une dette ou d'autres obligations.

« contracter, créer ou engager (ou création ou engagement) » : L'émission, la prise en charge, le cautionnement, la création ou toute autre acceptation de responsabilité s'y rapportant; il est toutefois entendu que toute

dette ou tout capital-actions d'une personne existant au moment où cette personne devient une filiale (par suite d'une fusion, d'un regroupement, d'une acquisition ou autrement) est réputé être créé par cette personne au moment où elle devient une filiale.

« défaut » : Tout événement qui constitue un cas de défaut ou qui en constituerait un après un avis ou un délai ou les deux.

« défaut au titre du capital minimal réduit » : (i) un défaut découlant de la déclaration ou du versement d'un dividende par STA ULC sur des titres de participation de STA ULC en contravention de ses obligations aux termes des clauses restrictives qui sont énoncées ci-dessus sous la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints », (ii) un défaut découlant de ce qui suit : a) un défaut de versement d'intérêt sur les billets subordonnés qui se poursuit pendant 30 jours; b) un défaut de remboursement du capital ou de paiement de prime, s'il en est, d'un billet subordonné lorsque ce capital ou cette prime est exigible à l'échéance, au moment d'un remboursement facultatif, d'un rachat obligatoire, de l'avancement de l'échéance ou dans d'autres circonstances ou à l'occasion d'un report de la date d'échéance conformément à l'acte de fiducie relatif aux billets subordonnés, c) le manquement de STA ULC à ses obligations qui sont énoncées ci-dessus sous la rubrique « – Fusion, regroupement ou vente de la totalité ou de la quasi-totalité de l'actif », d) l'omission, de la part de STA ULC ou d'une filiale importante, de rembourser une dette (à l'exception d'une dette à rembourser à STA ULC ou à une filiale en propriété exclusive) à l'intérieur d'une période de grâce applicable après l'échéance finale ou l'avancement de l'échéance de cette dette par les titulaires de celle-ci en raison d'un défaut si le montant total de cette dette impayée ou dont l'échéance a été avancée est supérieur à 5 millions de dollars ou à son équivalent en devises, e) certains cas de faillite, d'insolvabilité ou de réorganisation de STA ULC ou d'une filiale importante, ou f) le fait que les billets subordonnés ou une garantie ou un cautionnement donné à leur égard cesse d'être en vigueur, sauf dans les circonstances prévues dans les modalités de ceux-ci, ou que STA ULC ou un garant nie ou refuse d'admettre ses obligations aux termes des billets subordonnés ou d'une garantie ou d'une sûreté à l'égard de ceux-ci, sauf dans les circonstances prévues dans les modalités de ceux-ci, si le défaut se poursuit pendant 10 jours et (iii) un défaut découlant du défaut, de la part de la société, de respecter les clauses restrictives décrites ci-dessus sous les rubriques « – Certaines clauses restrictives – Restrictions sur la création de dettes », « Certaines clauses restrictives – Restrictions sur les paiements restreints » et « Certaines clauses restrictives – Restrictions sur le versement de dividendes et d'autres sommes touchant les filiales » si ce défaut se poursuit pendant une période de 30 jours suivant la remise de l'avis dont il est question sous la rubrique « – Défauts aux termes de l'acte de fiducie relatif aux billets subordonnés ».

« dette » : Quant à toute personne, la somme des éléments qui suivent : a) le capital de toute dette de cette personne, éventuelle ou non : (i) pour un emprunt d'argent; (ii) attestée par des obligations, des billets, des débentures ou des effets similaires ou des lettres de crédit ou des acceptations bancaires (ou, sans répétition, les accords de remboursement s'y rapportant); (iii) représentant le prix d'achat reporté et impayé d'un bien, sauf un solde constituant un effet commercial à payer ou une obligation similaire envers un fournisseur qui vient à échéance dans les six mois de la date à laquelle il a été engagé, lorsque la dette a été engagée dans le cours normal des activités, et que ce prix d'achat est dû plus de six mois après la date de la mise en service du bien ou à laquelle on prend livraison du bien et du titre s'y rapportant; ou (iv) à l'égard d'obligations capitalisées découlant de contrats de location-acquisition; b) dans la mesure où elle n'est pas autrement incluse, toute obligation incombant à une telle personne ou que celle-ci doit payer en tant que débiteur, caution ou à tout autre titre, sur la dette d'une autre personne (sauf par suite de l'endossement d'effets négociables aux fins de recouvrement dans le cours normal des activités); et c) dans la mesure où elle n'est pas autrement incluse, la dette d'une autre personne garantie par une priorité grevant un actif dont cette personne est propriétaire (que cette dette soit ou non prise en charge par cette personne), le montant de cette dette devant correspondre (i) à la juste valeur marchande de l'actif à cette date de détermination ou, si celui-ci est moins élevé, (ii) au montant de la dette de cette autre personne. Toutefois, aucune obligation de STA ULC, de la société ou d'une filiale concernant des comptes ou des participants aux termes d'un régime de rémunération des employés, des administrateurs ou des membres de la direction n'est réputée constituer une dette. En outre, les actions ordinaires de catégorie B et de catégorie C ainsi que tout autre titre ayant des caractéristiques similaires aux actions ordinaires de catégorie B ou de catégorie C qui est utilisé pour les besoins du financement des rachats des actions ordinaires de catégorie B ou de catégorie C ne seront pas réputés constituer une dette.

« dette de premier rang » : L'ensemble des dettes garanties de STA ULC, de la société ou d'un garant, y compris l'intérêt sur celles-ci (notamment l'intérêt courant à compter du dépôt d'une requête en faillite ou en

réorganisation relativement à STA ULC, à la société ou à un garant, qu'une réclamation au titre de l'intérêt couru après le dépôt soit autorisée ou non dans le cadre de l'instance) et les autres sommes (notamment les sommes compensatoires, les frais, les honoraires, les dépenses, les obligations de remboursement aux termes de lettres de crédit et les indemnités) dues à cet égard, toutes les obligations de couverture et l'ensemble des obligations au titre des services de gestion de la trésorerie, dans chaque cas qu'elles soient impayées en date du 21 décembre 2004 ou engagées par la suite, à moins que, dans le document créant ou attestant la dette ou aux termes duquel la dette se trouve impayée, il ne soit prévu que les obligations n'ont pas priorité de rang, quant au droit de paiement, sur les billets subordonnés ou sur la garantie de la filiale, selon le cas. Toutefois, la dette de premier rang ne comprend pas les éléments qui suivent : (i) une obligation de STA ULC ou de la société envers l'une de leurs filiales, ou de l'une ou l'autre de ces filiales envers STA ULC ou la société, (ii) des impôts fédéraux, étatiques, provinciaux, municipaux ou autres que doivent STA ULC, la société ou le garant, (iii) des créditeurs ou toute autre obligation envers des fournisseurs contractés dans le cours normal des activités (y compris des garanties s'y rapportant ou des effets attestant ces obligations) et (iv) toute obligation relative à du capital-actions.

« dette de premier rang désignée » : (i) La dette de premier rang aux termes de la facilité de crédit et (ii) toute autre dette de premier rang de la société d'un capital supérieur à 15 millions de dollars et désignée par la société comme étant une dette de premier rang désignée.

« dette subordonnée » : L'ensemble des dettes de STA ULC, de la société ou d'un garant qui ne sont pas des dettes de premier rang.

« dette totale consolidée » : La totalité de la dette (calculée en fonction de l'utilisation moyenne de la facilité de crédit renouvelable), des lettres de crédit et des garanties connexes.

« durée moyenne pondérée à l'échéance » : Lorsqu'elle est appliquée à une dette ou à des actions exclues, selon le cas, à une date donnée, le quotient (i) de la somme des produits du nombre d'années entre la date de détermination et la date de chaque remboursement successif prévu de capital de la dette ou du rachat ou d'un paiement similaire relatif aux actions exclues, multipliée par le montant du paiement, divisée par (ii) la somme de tous ces paiements.

« excédent de trésorerie » : Pour toute période, le BAIIA moins la somme (i) des intérêts débiteurs (y compris les dividendes sur les actions exclues et les actions préférentielles), (ii) de la charge d'impôts, et (iii) des dépenses en immobilisations non financées et des remboursements de capital, dans chaque cas, pour cette période.

« facilité de crédit » : La convention de crédit intervenue entre la société et un syndicat d'institutions financières et les documents s'y rapportant (y compris les prêts à terme et les prêts renouvelables prévus par ceux-ci, les cautionnements et les documents de sûreté), dans leur version modifiée, prolongée, renouvelée, mise à jour, complétée ou changée par ailleurs (en totalité ou en partie, sans limite quant au montant, aux modalités, aux conditions, aux engagements et aux autres dispositions) à l'occasion (notamment par l'ajout de filiales de la société à titre d'emprunteurs supplémentaires ou de garants aux termes de ceux-ci), ainsi que toute convention (et les documents s'y rapportant) qui régit une dette contractée en vue de refinancer (y compris un ou plusieurs des éléments suivants, à savoir des facilités d'emprunt, des facilités de financement de comptes débiteurs ou encore des facilités ou des actes de fiducie relatifs à des effets commerciaux obtenus auprès de banques ou d'autres prêteurs institutionnels ou de fiduciaires et prévoyant des prêts renouvelables, des prêts à terme, des mécanismes de financement de comptes débiteurs (y compris au moyen de la vente de comptes débiteurs à ces prêteurs ou à des structures d'accueil formées pour emprunter des fonds à ces prêteurs sur la garantie de ces comptes débiteurs) ou des lettres de crédit ou l'émission de titres d'emprunt à des investisseurs institutionnels, ou une ou plusieurs opérations de cession-bail avec les cocontractants), en totalité ou en partie, les emprunts et les engagements alors en cours ou qui, selon la facilité de crédit ou une facilité de crédit qui la remplace, peuvent demeurer impayés.

« filiale » : Quant à toute personne : a) une société par actions, une association ou une autre entité commerciale (autre qu'une société de personnes, une coentreprise ou une société à responsabilité limitée) dont au moins 50 % de l'ensemble des droits de vote rattachés aux actions dont les porteurs (sans égard à la survenance d'une éventualité) sont habiles à voter à l'élection des administrateurs, des gestionnaires ou des fiduciaires de celle-ci sont, au moment de la détermination, détenus en propriété ou contrôlés directement ou indirectement par une telle personne ou encore par une

ou plusieurs des autres filiales de cette personne ou par un regroupement de celles-ci; et b) une société de personnes, une coentreprise ou une société à responsabilité limitée dont au moins 50 % des comptes de capital, des droits aux distributions, des titres de participation et des titres avec droit de vote ou des parts de commandité ou de commanditaire, selon le cas, sont détenus en propriété ou contrôlés, directement ou indirectement, par cette personne ou par une ou plusieurs des autres filiales de cette personne ou par un regroupement de celles-ci, sous forme de parts de membre, de commandité ou de commanditaire ou autrement, et qui détient en propriété ou contrôle, directement ou indirectement, au moins 50 % du total des titres de participation et des titres avec droit de vote du commandité de cette entité.

« filiale en propriété exclusive » : Quant à une personne, une filiale de cette personne dont la totalité du capital-actions ou des autres participations en circulation sont alors la propriété de cette personne ou d'une ou de plusieurs filiales en propriété exclusive de cette personne.

« filiale importante » : Une filiale de l'émetteur dont les flux de trésorerie pour la période de 12 mois terminée le dernier jour du plus récent trimestre, sur une base consolidée, sont au moins égaux à 20 % des flux de trésorerie consolidés de l'émetteur pour la même période.

« garant » : Toute personne qui crée une garantie; lorsque cette personne obtient quittance ou est libérée de sa garantie conformément à l'acte de fiducie relatif aux billets subordonnés ou de la garantie applicable, cette personne cesse d'être un garant.

« garantie » : La garantie des obligations de STA ULC aux termes de l'acte de fiducie relatif aux billets subordonnés et des billets subordonnés par toute personne.

« intérêts débiteurs » : Le total des intérêts débiteurs en espèces (y compris ceux qui sont attribuables aux obligations capitalisées découlant de contrats de location-acquisition) d'une personne pour une période déterminée à l'égard de toutes les dettes en cours de cette personne (notamment l'ensemble des commissions, des escomptes et des autres frais et charges que doit cette personne à l'égard du financement au moyen de lettres de crédit et d'acceptations bancaires et des frais nets engagés ou les paiements reçus par cette personne aux termes de conventions de couverture à l'égard des taux d'intérêt dans la mesure où ces frais nets sont attribuables à cette période conformément aux PCGR).

« investissement restreint » : Un investissement qui ne constitue pas un investissement autorisé.

« investissements » : Quant à toute personne, tous les investissements de cette personne dans d'autres personnes (y compris des membres du même groupe qu'elle) sous forme de prêts (y compris des cautionnements), d'avances ou d'apports de capital (à l'exclusion des comptes débiteurs, du crédit commercial et des avances consentis aux clients et des commissions, des frais de déplacement et des avances similaires aux membres de la direction ou du personnel et aux consultants qui sont effectués dans le cours normal des activités), d'achats ou d'autres acquisitions moyennant contrepartie (y compris les ententes prévoyant le rajustement du prix) de dettes, de titres de participation ou d'autres titres émis par une autre personne et sous forme d'investissements qui, comme l'exigent les PCGR, doivent être classés au bilan de l'émetteur de la même manière que les autres investissements inclus dans la présente définition dans la mesure où de telles opérations comportent un transfert de liquidités ou d'autres biens.

« investissements autorisés » : a) un investissement dans STA ULC, dans la société ou dans une filiale; b) un investissement dans des quasi-espèces ou dans des titres de bonne qualité; c) un investissement par STA ULC, la société ou une filiale dans une personne exerçant principalement une entreprise similaire si, par suite de l'investissement a) cette personne devient une filiale ou b) cette personne, dans le cadre d'une opération ou d'une série d'opérations reliées, est fusionnée ou regroupée avec STA ULC, la société ou une de leurs filiales respectives, ou transfère ou transporte la quasi-totalité de son actif à l'une d'elles ou est liquidée dans l'une d'elles; d) un investissement dans des titres ou dans d'autres actifs qui ne constituent pas des quasi-espèces et qui sont reçus dans le cadre d'une vente d'actif autorisée aux termes de l'acte de fiducie relatif aux billets subordonnés ou d'une autre aliénation d'actifs ne constituant pas une vente d'actif; e) un investissement existant le 21 décembre 2004; f) les avances consenties aux employés de STA ULC, de la société ou d'une filiale dont l'encours n'excède jamais globalement 5 millions de dollars; g) un investissement acquis par STA ULC, la société ou une filiale (i) en échange d'un autre investissement ou de comptes débiteurs détenus par STA ULC, la société ou une filiale dans le cadre ou par suite d'une faillite, d'un arrangement, d'une réorganisation ou d'une restructuration du capital de la société émettrice de

cet autre investissement ou de ces autres comptes débiteurs ou (ii) par suite de la réalisation, par STA ULC, la société ou une filiale, de la garantie relative à un investissement garanti ou par suite de tout autre transfert de titre de propriété concernant un investissement garanti dont le débiteur est en défaut; h) les obligations de couverture autorisées suivant l'acte de fiducie relatif aux billets subordonnés; i) les investissements supplémentaires dont la juste valeur marchande globale, compte tenu de tous les autres investissements effectués conformément au présent alinéa qui sont alors en cours, ne dépasse pas 7,5 % de l'actif consolidé total de la société ou, si ce montant est plus élevé, 5 millions de dollars au moment où est effectué l'investissement (la juste valeur marchande de chaque investissement étant calculée au moment où l'investissement est effectué et sans qu'il soit tenu compte des changements subséquents de la valeur); j) les avances et les prêts consentis aux membres de la direction, aux administrateurs et aux membres du personnel pour des frais de déplacement ou des frais de déménagement associés aux affaires et d'autres dépenses similaires, dans chaque cas engagés dans le cours normal des activités de même que les crédits et les paiements aux participants aux termes du régime incitatif à long terme ou d'un régime de rémunération remplaçant ou similaire; k) les investissements dont le paiement est constitué de titres de participation de STA ULC ou de la société (sauf des actions exclues) (les « investissements réglés en titres de participation »); l) les garanties données conformément à l'acte de fiducie relatif aux billets subordonnés; m) tout investissement par des filiales dans d'autres filiales et tout investissement détenu par une personne avant que celle-ci ne devienne une filiale de la société; n) les investissements constitués d'achats et d'acquisitions de stocks, de fournitures, de matériaux et d'équipement ou d'achats de droits contractuels ou encore de licences ou de contrats de location de propriété intellectuelle, dans chaque cas dans le cours normal des activités; et o) les avances et les prêts consentis ainsi que les paiements effectués à des membres de la direction actuels ou à d'anciens membres de la direction de STA ULC ou de la société et/ou à une entité dans laquelle des membres de la direction actuels ou d'anciens membres de la direction de STA ULC ou de la société détiennent un intérêt bénéficiaire ou une participation aux termes d'un régime d'actions ou d'options d'achat d'actions à l'intention de la direction ou de tout autre régime d'avantages ou régime incitatif à l'intention de la direction ou des employés ou aux termes de toute autre entente suivant laquelle des actions sont détenues pour le compte de ces personnes dont le capital global en cours ne dépasse jamais 10 millions de dollars et dont le produit sera affecté à l'achat ou au rachat, directement ou indirectement, d'actions de STA ULC ou de la société.

« juste valeur marchande » : Quant à tout actif ou à tout bien, le prix au comptant qui pourrait être négocié dans le cadre d'une opération sans lien de dépendance sur le marché libre entre un vendeur sérieux et un acheteur sérieux et capable qui ne subissent ni l'un ni l'autre de pression ni de contrainte pour conclure l'opération.

« membre du même groupe » : À l'égard d'une personne donnée, toute autre personne qui contrôle directement ou indirectement la première personne ou qui est directement ou indirectement contrôlée par elle ou sous contrôle commun direct ou indirect avec elle. Pour les besoins de la présente définition, le terme « contrôle » (y compris, avec les significations corrélatives, les termes et expressions « contrôlant », « contrôlé par » et « sous contrôle commun avec »), tel qu'il est utilisé à l'égard d'une personne, s'entend de la possession, directe ou indirecte, du pouvoir de diriger ou d'influencer la gestion ou les politiques de cette personne, que ce soit au moyen de la propriété de titres avec droit de vote, d'une entente ou autrement.

« montant d'intérêt maximal pouvant être reporté » : Un ratio de couverture de l'intérêt de 2,00:1,00.

« Moody's » : Moody's Investors Service, Inc.

« obligation capitalisée découlant de contrats de location-acquisition » : Au moment où la détermination doit en être faite, le montant de l'obligation découlant d'un contrat de location-acquisition qui devrait alors être capitalisé et figurer au passif du bilan (exclusion faite des notes y afférentes) conformément aux PCGR.

« obligations » : Le capital, l'intérêt, les pénalités, les frais, les indemnités, les remboursements (notamment les obligations de remboursement relatives aux lettres de crédit et aux acceptations bancaires), les dommages-intérêts et les autres passifs payables aux termes des documents régissant une dette; toutefois les obligations concernant les billets subordonnés n'incluent pas les frais ou les indemnisations en faveur du fiduciaire et de tiers autres que les porteurs des billets subordonnés.

« obligations de couverture » : Quant à toute personne, les obligations de cette personne concernant (i) les ententes de swap de devises, de taux d'intérêt ou de marchandises, les ententes de plafonnement de la monnaie, des

taux d'intérêt ou des marchandises, ainsi que les ententes plafonds et planchers relatives à la monnaie, aux taux d'intérêt ou aux marchandises et (ii) les autres ententes ou arrangements destinés à gérer les fluctuations de la monnaie, des taux d'intérêt ou des prix des marchandises ou à assurer une protection contre de telles fluctuations.

« paiement restreint » : Un paiement restreint au sens attribué à ce terme sous la rubrique « – Certaines clauses restrictives – Restrictions sur les paiements restreints ».

« PCGR » : Les principes comptables généralement reconnus qui sont approuvés par l'Institut Canadien des Comptables Agréés.

« personne » : Un particulier, une société par actions, une société de personnes, une fiducie commerciale, une société à responsabilité limitée, une coentreprise, une association, une compagnie à capital-actions, une fiducie, un organisme non constitué en société, une autorité gouvernementale ou un organisme ou une subdivision politique d'un gouvernement, ou toute autre entité.

« porteur » : Un porteur de billets subordonnés.

« porteur exclu » : (i) une personne qui est propriétaire, directement ou indirectement (du fait qu'elle a la propriété de titres IPS ou pour une autre raison) et compte tenu des règles de présomption de propriété dont il est question à l'alinéa 871(h)(3) du Code, d'au moins 10 % de la totalité des droits de vote rattachés à l'ensemble des catégories de titres de participation de l'émetteur avec droit de vote; (ii) une société étrangère contrôlée (*controlled foreign corporation* au sens de l'alinéa 957(a) du Code) liée (*related* au sens du sous-alinéa 864(d)(4) du Code) à l'émetteur par la propriété d'actions; ou (iii) une banque visée par le sous-alinéa 881(c)(3)(A) du Code relativement aux billets subordonnés.

« porteur non américain » : Une personne qui n'est pas (i) un particulier qui est un citoyen ou un résident des États-Unis pour les besoins de l'impôt fédéral américain, (ii) une société par actions (ou une autre entité assujettie à l'impôt à titre de société par actions pour les besoins de l'impôt sur le revenu fédéral américain) créée ou constituée aux États-Unis ou dans une subdivision politique de ce pays ou sous le régime des lois des États-Unis ou d'une subdivision politique de ce pays, (iii) une succession dont le revenu est assujetti à l'impôt sur le revenu fédéral américain, quelle qu'en soit la source, ou (iv) une fiducie, si (A) elle est soumise à la supervision principale d'un tribunal des États-Unis et si une ou plusieurs personnes des États-Unis sont autorisées à contrôler l'ensemble de ses décisions importantes, ou (B) la fiducie existait le 20 août 1996 et a fait le choix, en bonne et due forme, aux termes des règlements du Trésor applicables de continuer d'être considérée comme une personne des États-Unis.

« priorité » : Quant à tout actif, un privilège, une hypothèque immobilière, une priorité, une hypothèque mobilière ou légale, un droit de rétention, un gage, une charge ou une sûreté de n'importe quelle nature à l'égard de l'actif, qu'il soit ou non produit, déposé, inscrit ou autrement rendu opposable aux termes des lois applicables (y compris toute vente conditionnelle ou toute autre entente de réserve de propriété, tout contrat de location d'une telle nature, toute option ou toute autre entente visant la vente d'un état de financement aux termes de la *Loi sur les sûretés mobilières* (Ontario) (ou de lois équivalentes d'un autre territoire) ou la création d'une sûreté relativement à un tel état de financement, et la production d'un tel état de financement ou le consentement de donner un tel état de financement); toutefois, un contrat de location-exploitation ne sera en aucun cas réputé constituer une priorité.

« priorités autorisées » : Quant à toute personne : a) les gages ou dépôts faits par cette personne en vertu des lois sur les indemnités en cas d'accidents du travail ou sur l'assurance-emploi et des lois similaires, ou des dépôts effectués de bonne foi dans le cadre d'offres, de soumissions, de contrats (sauf pour le remboursement d'une dette) ou de contrats de location auxquels cette personne est partie, ou des dépôts en garantie d'obligations publiques ou légales de cette personne ou des dépôts en espèces ou des obligations du gouvernement du Canada ou des États-Unis en garantie de cautionnements de garantie ou d'appel auxquels cette personne est partie, ou des dépôts en garantie pour des impôts ou des droits d'importation contestés ou pour le paiement d'un loyer, créés dans chaque cas dans le cours normal des activités; b) les priorités imposées par la loi, telles que les priorités des transporteurs, des entreposeurs et des constructeurs, dans chaque cas pour des sommes non encore dues ou qui sont contestées de bonne foi au moyen de procédures appropriées ou d'autres priorités découlant de sentences ou de jugements prononcés contre cette personne que celle-ci porte alors en appel ou soumet alors à d'autres procédures de révision; c) les priorités pour des impôts, des

cotisations ou d'autres frais gouvernementaux non encore exigibles ou faisant l'objet de pénalités par suite de non-paiement ou contestés de bonne foi au moyen de procédures appropriées; d) les priorités en faveur des émetteurs de cautionnements d'exécution ou de garantie, de soumission ou d'achèvement ou à l'égard des autres exigences de la réglementation ou de lettres de crédit émises à la demande et pour le compte de cette personne dans le cours normal de ses activités; e) les exceptions négligeables des levés d'arpentage, les charges, les servitudes ou les réserves négligeables ou les droits de tiers concernant des licences, des droits de passage, des égouts, des lignes électriques, télégraphiques et téléphoniques et d'autres fins similaires ou des restrictions de zonage ou d'autres restrictions sur l'utilisation d'immeubles, ou des priorités accessoires à l'exploitation de l'entreprise de cette personne ou à la propriété de ses biens qui ne sont pas créées à l'égard d'une dette et qui n'ont pas globalement un effet défavorable important sur la valeur de tels biens ni n'amoindrissent sérieusement leur utilisation dans l'exploitation de l'entreprise de cette personne; f) les priorités grevant des biens ou des actions d'une personne au moment où celle-ci devient une filiale, à la condition que ces priorités ne soient pas créées ni contractées en raison du fait que cette autre personne devient une telle filiale ou en prévision d'une telle situation; il est toutefois entendu, que ces priorités ne peuvent s'appliquer à aucun autre bien dont STA ULC, la société ou une filiale est propriétaire; g) les priorités grevant des biens au moment où STA ULC, la société ou une filiale a acquis les biens, y compris dans le cadre d'une fusion ou d'un regroupement avec STA ULC, la société ou une filiale, à la condition que ces priorités ne soient pas créées ni contractées dans le cadre ou en prévision d'une telle acquisition; il est toutefois entendu que les priorités ne peuvent s'appliquer à aucun autre bien dont STA ULC, la société ou une filiale est propriétaire; h) les priorités garantissant une dette ou d'autres obligations d'une filiale dues à STA ULC, à la société ou à une filiale dont la création est autorisée suivant l'acte de fiducie relatif aux billets subordonnés; i) les priorités garantissant des obligations de couverture pour autant que la dette s'y rapportant soit, et puisse être aux termes de l'acte de fiducie relatif aux billets subordonnés, garantie par une priorité grevant le même bien que celui qui garantit ces obligations de couverture; j) les contrats de location et de sous-location d'immeubles qui n'entravent pas considérablement le cours normal des activités de STA ULC, de la société ou d'une filiale; k) les priorités découlant des dépôts effectués auprès du Bureau d'enregistrement relatif aux biens personnels et des états de financement déposés aux termes du Uniform Commercial Code concernant des contrats de location-exploitation conclus par STA ULC, la société ou une filiale dans le cours normal des activités; l) les priorités en faveur de STA ULC ou de la société; m) les priorités grevant le matériel de STA ULC ou de la société qui sont accordées dans le cours normal des activités au client de STA ULC ou de la société à l'endroit où se trouve ce matériel; n) les priorités grevant les dépôts effectués dans le cours normal des activités en garantie d'obligations découlant d'exigences aux termes de la législation, de la réglementation, des contrats ou des garanties, y compris les droits de compensation et d'annulation; et o) les priorités en garantie de tout refinancement, remboursement, prolongation, renouvellement ou remplacement ou de refinancements, remboursements, prolongations, renouvellements ou remplacements successifs, en totalité ou en partie, d'une dette garantie par une priorité décrite dans les alinéas g), h), i), j) et l) ci-dessus; il est toutefois entendu que (A) cette nouvelle priorité est limitée à la totalité ou à une partie du même bien qui garantissait la priorité initiale (en plus des améliorations apportées au bien) et (B) la dette garantie par cette priorité n'est pas alors portée à un montant excédant la somme (x) du capital en cours ou, si cette somme est plus élevée, du montant engagé de la dette décrite aux alinéas g), h), i), j) et l) au moment où la priorité initiale est devenue une priorité autorisée aux termes de l'acte de fiducie relatif aux billets subordonnés, et (y) du montant nécessaire au paiement des frais, y compris les primes, associés au refinancement, au remboursement, à la prolongation, au renouvellement ou au remplacement.

« ratio de couverture de l'intérêt » : À l'égard de toute période de 12 mois comptables consécutifs de la société, le ratio a) du BAIIA ajusté pour cette période par rapport à b) la somme (i) des intérêts débiteurs payés ou payables en espèces au cours de cette période (sauf l'intérêt reporté et les dividendes versés ou payables à l'égard des actions ordinaires de catégorie B et de catégorie C de la société ainsi que sur tout autre titre ayant des caractéristiques similaires aux actions ordinaires de catégorie B ou de catégorie C qui est utilisé pour les besoins du financement des rachats des actions ordinaires de catégorie B ou de catégorie C) et (ii) de l'intérêt reporté sur les billets subordonnés au cours de cette période, établi dans chaque cas sur une base consolidée.

« représentant » : Le fiduciaire, le mandataire ou le représentant (le cas échéant) à l'égard d'une émission de dette de premier rang.

« titres de bonne qualité » : (i) Les titres émis ou garantis ou assurés directement et entièrement par le gouvernement des États-Unis ou du Canada ou par un organisme ou un intermédiaire de ces pays (sauf les quasi-espèces); (ii) les titres de créance ou d'emprunt notés BBB– ou plus par S&P ou Baa3 ou plus par Moody's ou

l'équivalent d'une telle note par l'agence de notation du crédit, ou si aucune note de S&P ou de Moody's n'existe alors, l'équivalent de cette note par une autre agence de notation des valeurs mobilières de réputation nationale, mais à l'exclusion des titres de créance ou d'emprunt constituant des prêts ou des avances entre l'émetteur et ses filiales; (iii) les placements dans un fonds qui investit exclusivement dans des placements de la nature décrite aux alinéas (i) et (ii), lequel fonds peut également détenir des sommes négligeables en espèces dans l'attente d'un placement et/ou d'une distribution.

« titres de participation » : Le capital-actions et les bons de souscription, les options ou les autres droits d'acquisition du capital-actions (à l'exclusion de tout titre de créance pouvant être converti en capital-actions ou échangé contre du capital-actions).

« titres de rang inférieur autorisés » : Les titres d'emprunt ou de participation de STA ULC ou d'une société remplaçante émis dans le cadre d'un plan de restructuration ou de rajustement de STA ULC qui sont subordonnés au règlement de la totalité de la dette de premier rang de STA ULC en cours au moment en cause au moins dans la même mesure que les billets subordonnés sont subordonnés au règlement de la totalité de la dette de premier rang de STA ULC le 21 décembre 2004, dans la mesure où, si une partie de la dette de premier rang de STA ULC en cours à la date de la réalisation de ce plan de restructuration ou de rajustement n'est pas réglée intégralement à cette date, soit a) les titulaires de cette dette de premier rang qui n'est pas payée intégralement ont consenti aux modalités de ce plan de restructuration ou de rajustement, soit b) ces porteurs reçoivent des titres qui constituent une dette de premier rang qui, de l'avis du tribunal compétent constitue le règlement intégral de toute dette de premier rang qui n'a pas été réglée intégralement.

« vente d'actif » : a) la vente, le transport, le transfert ou une autre aliénation (dans le cadre d'une opération unique ou d'une série d'opérations reliées) de biens ou d'actifs (y compris au moyen d'une opération de cession-bail) de STA ULC, de la société ou d'une filiale (dans chaque cas, dans la présente définition, une « aliénation »); ou b) l'émission ou la vente de titres de participation d'une filiale (sauf à STA ULC, à la société ou à une filiale en propriété exclusive) (dans le cadre d'une opération unique ou d'une série d'opérations reliées), dans chaque cas autre que ceux qui suivent : (i) l'aliénation de quasi-espèces ou de titres de bonne qualité ou d'un équipement désuet ou usé dans le cours normal des activités; (ii) l'aliénation de la totalité ou de la quasi-totalité de l'actif de STA ULC ou de la société d'une manière autorisée conformément à l'acte de fiducie relatif aux billets subordonnés ou une aliénation constituant un changement de contrôle; (iii) un paiement restreint ou un investissement autorisé dont la réalisation est permise, et qui est effectué; (iv) l'aliénation de biens ou d'actifs par une filiale en faveur de STA ULC ou de la société ou par une filiale en faveur d'une autre filiale; (v) l'échange d'un bien similaire destiné à être utilisé dans le cadre d'une entreprise similaire; (vi) la vente d'actifs reçus par STA ULC ou par la société à l'exécution d'une priorité; (vii) la vente de stocks dans le cours normal des activités dans le respect des méthodes antérieures et la vente de matériel à la fin d'un contrat conclu avec un client dans le cours normal des activités, conformément aux modalités du contrat; (viii) une opération unique ou une série d'opérations reliées portant sur des actifs ou sur le capital-actions, selon le cas, d'une juste valeur marchande inférieure à 10 millions de dollars; et (ix) l'octroi, à des tiers, de licences de propriété intellectuelle selon des modalités d'usage établies de bonne foi par le conseil d'administration.

Politique de distribution – Versements d'intérêt et politique en matière de dividendes

STA ULC versera l'intérêt sur les billets subordonnés et STA versera des dividendes sur les actions ordinaires (si des dividendes sont déclarés) le 15 chaque mois (ou le jour ouvrable suivant si le 15 n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du mois précédent. Les distributions consistent :

- en versements d'intérêt sur les billets subordonnés au taux annuel de 14 % du capital global des billets subordonnés représentés par un titre IPS ou environ 0,53858 $ CA par titre IPS chaque année;

- en versements de dividendes mensuels sur l'action ordinaire représentée par un titre IPS, uniquement si des dividendes sont déclarés par le conseil d'administration de STA et qu'ils sont permis par la législation applicable. STA a actuellement adopté une politique de dividendes qui prévoit un dividende annuel d'environ 0,53642 $ CA par action ordinaire (ou titre IPS).

STA déclarera généralement des dividendes qui seront prélevés sur son encaisse disponible après le règlement de ses obligations au titre du service de la dette aux termes de facilités de crédit ou d'autres ententes avec des tiers, le cas échéant, le règlement de ses autres obligations au titre des dépenses, y compris les retenues fiscales et d'autres impôts applicables, et la constitution de réserves raisonnables que son conseil d'administration estime appropriées.

Il se pourrait que STA fasse d'autres distributions en sus des distributions mensuelles au cours de l'année, à l'appréciation du conseil d'administration.

Le conseil d'administration de STA peut, à son appréciation, modifier ou abroger la politique actuelle de STA en matière de dividendes. Rien ne garantit que STA versera des dividendes au taux prévu, si elle en verse. En supposant que STA ULC effectue les versements d'intérêt prévus sur les billets subordonnés et que STA verse sur les actions ordinaires des dividendes au montant prévu dans la politique de dividendes actuellement en vigueur, l'investisseur recevrait annuellement, au total, environ 1,095 $ CA par titre IPS en dividendes sur les actions ordinaires et en intérêt sur les billets subordonnés.

Distributions effectuées aux porteurs de titres IPS

Les distributions sur les titres IPS sont effectuées le 15 de chaque mois (ou le jour ouvrable suivant, si le 15 n'est pas un jour ouvrable) aux porteurs inscrits à la fermeture des bureaux le dernier jour ouvrable du mois précédent. Les distributions mensuelles pour la période commençant le 21 décembre 2004 et se terminant le 30 juin 2005 et pour la période de 12 mois terminée le 30 juin 2006 s'établissent comme suit :

	Dividende par action ordinaire ($ CA)	Versement d'intérêt sur les billets IPS ($ CA)	Distribution totale par titre IPS ($ CA)
Exercice 2005			
21 décembre 2004 au 30 janvier 2005	0,06087	0,06111	0,12198
Février 2005	0,04470	0,04488	0,08958
Mars 2005	0,04470	0,04488	0,08958
Avril 2005	0,04470	0,04488	0,08958
Mai 2005	0,04470	0,04488	0,08958
Juin 2005	0,04470	0,04488	0,08958
Total des distributions pour l'exercice 2005	0,28437	0,28551	**0,56988**
Exercice 2006			
Juillet 2005	0,04470	0,04488	0,08958
Août 2005	0,04470	0,04488	0,08958
Septembre 2005	0,04470	0,04488	0,08958
Octobre 2005	0,04470	0,04488	0,08958
Novembre 2005	0,04470	0,04488	0,08958
Décembre 2005	0,04470	0,04488	0,08958
Janvier 2006	0,04470	0,04488	0,08958
Février 2006	0,04470	0,04488	0,08958
Mars 2006	0,04470	0,04488	0,08958
Avril 2006	0,04470	0,04488	0,08958
Mai 2006	0,04470	0,04488	0,08958
Juin 2006	0,04637	0,04488	0,09125
Total des distributions pour l'exercice 2006	0,53809	0,53858	1,07667

STA HOLDINGS

Capital de la société

Le capital autorisé de STA Holdings est composé de 25 000 000 d'actions ordinaires de catégorie A, de 873 000 actions ordinaires de catégorie B série 1, de 1 127 000 actions ordinaires de catégorie B série 2 et de 2 000 000 d'actions ordinaires de catégorie C, ainsi que de 25 000 000 d'actions privilégiées. Au 30 juin 2006, 20 764 554 actions ordinaires de catégorie A de la société étaient la propriété de STA (soit environ 95,5 % des actions ordinaires en circulation) et 872 652 actions ordinaires de catégorie B série 1 (les « actions de catégorie B-1 ») et 106 384 actions ordinaires de catégorie B série 2 (les « actions de catégorie B-2 », et collectivement avec les actions de catégorie B-1, les « actions de catégorie B »), propriété des investisseurs existants ou de la direction, étaient émises et en circulation (soit environ 4,5 % des actions ordinaires en circulation), 23 363 983 actions privilégiées, propriété de STA ULC, étaient émises et en circulation, et aucune action ordinaire de catégorie C n'était émise et en circulation.

Actions ordinaires de catégorie A

Chaque action ordinaire de catégorie A confère à son porteur le droit d'exprimer une voix sur toutes les questions soumises au vote aux assemblées des actionnaires. Les porteurs d'actions ordinaires de catégorie A ont le droit de recevoir les dividendes déclarés par le conseil d'administration. Dans le cas de la liquidation ou de la dissolution volontaire ou forcée de la société ou de toute autre distribution des actifs de la société entre ses actionnaires en vue de mettre un terme à ses affaires, les porteurs d'actions ordinaires de catégorie A auront droit, avec les porteurs d'actions ordinaires de catégorie B et de catégorie C, à leur quote-part du reliquat des biens qui peuvent être distribués, après le paiement des dettes, y compris la tranche des montants dus sur les actions ordinaires de catégories B et C qui ont priorité sur les versements sur les actions ordinaires de catégorie A, dont il est question ci-dessous.

Actions ordinaires de catégories B et C

Les actions ordinaires de catégorie B et de catégorie C confèrent à leurs porteurs une voix chacune à l'égard de toutes les questions devant faire l'objet d'un vote à toutes les assemblées des actionnaires. Les porteurs des actions ordinaires de catégories B et C ont le droit de recevoir les dividendes en espèces, fixes, cumulatifs et privilégiés au taux de 14 % de leur montant de liquidation (au sens attribué à ce terme ci-dessous) ou d'environ 0,5386 $ CA par action, par année, déclarés par le conseil d'administration de la société, qui devront être versés après les distributions effectuées à l'égard des actions privilégiées dont il est question ci-dessous et avant tout dividende sur les actions ordinaires de catégorie A de la société. Les dividendes sur les actions ordinaires de catégories B et C sont versés mensuellement en dollars américains le 15 du mois suivant (ou le premier jour ouvrable suivant si le 15 n'est pas un jour ouvrable). Les dividendes mensuels sont versés après les avances faites à l'égard des actions privilégiées. Les dividendes versés par la société en sus des dividendes au taux de 14 % ou d'environ 0,5386 $ CA par action : (i) à l'égard des périodes se terminant au plus tard le 21 décembre 2006, seront versés au prorata aux porteurs d'actions ordinaires de catégorie A de la société et aux porteurs d'actions ordinaires de catégories B et C (sous réserve de rajustement afin d'augmenter les dividendes versés aux porteurs d'actions ordinaires de catégorie A de la société pour assurer le règlement des dépenses de STA) et (ii) à l'égard des périodes se terminant après le 21 décembre 2006, seront versés aux porteurs d'actions de catégorie B-1 et aux porteurs d'actions ordinaires de catégorie C (sous réserve des dispositions de subordination dont il est question ci-dessous) en un montant par action correspondant à 1,1 fois le dividende par action auquel les porteurs des actions ordinaires de catégorie A et les porteurs des actions de catégorie B-2 ont droit (ce droit à un dividende majoré des porteurs d'actions de catégorie B-1 et des porteurs d'actions ordinaires de catégorie C sur le droit aux dividendes des actions ordinaires de catégorie A et des actions de catégorie B-2 est appelé le « dividende majoré »). Le dividende majoré sera non cumulatif et ne pourra être versé aux porteurs d'actions de catégorie B-1 et aux porteurs d'actions ordinaires de catégorie C à l'égard d'un mois que si la société a déclaré et versé des dividendes sur les actions ordinaires de catégorie A et les actions de catégorie B-2 qui ne sont pas inférieurs au montant mensuel de 0,0447 $ CA par action pour le mois en cause (sans tenir compte des dividendes versés aux porteurs d'actions ordinaires de catégorie A à l'égard des dépenses de STA).

En cas de liquidation ou de dissolution volontaire ou forcée de la société ou de toute autre distribution des actifs de la société entre ses actionnaires en vue de mettre un terme à ses affaires, les porteurs d'actions ordinaires de catégories B et C auront le droit de recevoir, par prélèvement sur les actifs de la société, une somme en espèces de

3,847 $ CA (le « montant de liquidation ») pour chaque action ordinaire de catégories B et C qu'ils détiennent, ainsi que tous les dividendes cumulatifs courus et impayés (déclarés ou non déclarés) calculés sur ces actions jusqu'à la date de distribution (à cette fin, les dividendes, dans la mesure où ils n'ont pas été payés, seront calculés comme s'ils s'étaient accumulés pendant toute la période allant de l'expiration de la dernière période pour laquelle des dividendes ont été payés intégralement jusqu'à la date de distribution) après le règlement des sommes dues aux porteurs des actions privilégiées, dont il est question ci-dessous, et avant le versement de toute somme ou la distribution de tout élément d'actif de la société aux porteurs de toute autre catégorie d'actions de rang inférieur aux actions ordinaires de catégories B et C. Après le versement aux porteurs d'actions privilégiées des sommes qui leur sont dues, dont il est question ci-dessous, et le versement aux porteurs d'actions ordinaires de catégories B et C des sommes qui leur sont dues, dont il est question ci-dessus, le reliquat des actifs et des fonds de la société pouvant être distribués aux actionnaires sera distribué proportionnellement entre les porteurs d'actions ordinaires de catégorie A, de catégorie B et de catégorie C.

Actions privilégiées

Les actions privilégiées consistent en 25 000 000 d'actions autorisées portant la désignation d'actions privilégiées. Les porteurs des actions privilégiées ont le droit de recevoir, par prélèvement sur les actifs de la société, des dividendes en espèces fixes, cumulatifs et privilégiés au taux de 14,01 % ou d'environ 0,5390 $ CA par action, par année, déclarés par le conseil d'administration de la société, en plus de tout dividende en sus de ce dividende préférentiel déclaré par le conseil d'administration de la société, à l'occasion, à sa seule appréciation. Les dividendes sont versés annuellement en dollars canadiens à la fin de chaque année, mais s'accumulent quotidiennement. La société prête mensuellement des sommes aux porteurs d'actions privilégiées jusqu'au versement du dividende annuel, moment auquel les sommes ainsi prêtées doivent être remboursées. Ces avances permettent à STA ULC d'effectuer le versement mensuel d'intérêt sur les billets subordonnés jusqu'au versement du dividende annuel. La totalité des actions privilégiées en circulation sont détenues par STA ULC.

Sauf disposition contraire de la loi, les porteurs d'actions privilégiées n'ont aucun droit de vote. Les actions privilégiées en circulation de la société peuvent, à tout moment, être rachetées en totalité ou en partie, à la demande de leurs porteurs ou au gré de la société moyennant une contrepartie de 3,847 $.

Politique de distribution

Le conseil d'administration de STA Holdings a adopté une politique visant la distribution de la totalité de ses liquidités disponibles, sous réserve des lois applicables et des modalités de la convention de crédit modifiée et mise à jour, de l'acte de fiducie relatif aux billets subordonnés et de toute dette alors impayée, au moyen de dividendes mensuels et/ou de prêts sur les actions ordinaires, les actions privilégiées, les actions spéciales de catégories A et B ou d'autres distributions sur ces titres, après :

- l'acquittement de ses obligations au titre du service de la dette ou d'autres obligations, le cas échéant, aux termes des facilités de crédit ou d'autres ententes conclues avec des tiers;
- l'acquittement de ses obligations au titre de l'intérêt et des autres frais, y compris tout montant d'impôt applicable;
- le rachat d'actions privilégiées;
- la constitution de réserves raisonnables pour les besoins du fonds de roulement et d'autres dépenses que le conseil d'administration de la société peut juger appropriées.

Les distributions et les dividendes à l'égard des actions ordinaires et des actions privilégiées seront versés le 15 de chaque mois (ou le jour ouvrable suivant si le 15 n'est pas un jour ouvrable).

Les versements de dividendes ne sont ni obligatoires ni garantis. Le conseil d'administration de la société peut, à sa seule appréciation, modifier ou révoquer ses politiques en matière de dividendes sur les actions ordinaires. Le conseil d'administration de la société peut diminuer le taux ou le montant des dividendes prévu dans chaque politique

sur les dividendes concernant ses actions ordinaires ou cesser entièrement le versement de dividendes sur les actions ordinaires.

Convention des porteurs de titres

À la clôture du placement de titres IPS, STA, STA ULC, la société et les investisseurs existants ont conclu la convention des porteurs de titres régissant, entre autres choses, leurs participations dans la société ainsi que les activités et les affaires de celle-ci. Le texte qui suit est un sommaire non exhaustif de certaines dispositions de la convention des porteurs de titres, qui est présenté sous réserve du texte intégral de ses dispositions. On peut consulter la convention des porteurs de titres sur SEDAR à l'adresse www.sedar.com.

Administrateurs

Le conseil d'administration de la société est actuellement composé de neuf personnes, dont la majorité doivent être des résidents des États-Unis. Aux termes de la convention des porteurs de titres, les statuts constitutifs de la société doivent prévoir que les investisseurs existants peuvent désigner une personne au conseil d'administration de la société tant qu'ils détiennent, dans l'ensemble, au moins 75 % des actions ordinaires de catégorie B acquises par les actionnaires existants à la clôture. Le conseil d'administration de STA a le droit de désigner le reste des administrateurs.

Les statuts constitutifs de la société prévoient que, tant qu'une partie conserve le niveau de propriété requis, les personnes qu'elle désigne au conseil d'administration ne peuvent être destituées sans le consentement écrit de cette partie. En outre, la convention des porteurs de titres prévoit que les personnes désignées par STA devront être choisies parmi les membres de son conseil d'administration.

Approbation de certaines mesures

Certaines mesures pouvant être prises par la société ou ses filiales doivent être approuvées par : a) les investisseurs existants, tant qu'ils détiennent, dans l'ensemble, des actions ordinaires de catégorie B représentant au moins 20 % des droits de vote rattachés aux actions ordinaires de la société en circulation au moment en cause et b) la majorité du conseil d'administration de la société. Les mesures devant être approuvées de cette manière sont notamment les suivantes : (i) une fusion, un regroupement d'entreprises, la création d'une coentreprise ou une autre opération importante de ce genre; (ii) une vente, une cession ou une autre aliénation de la totalité ou de la quasi-totalité des actifs; (iii) l'adoption d'un plan ou d'une proposition visant la liquidation, la dissolution, la réorganisation ou la restructuration du capital ou le dépôt d'une requête en vue d'obtenir la protection aux termes des lois sur la faillite, l'insolvabilité, la mise sous séquestre ou la libération des débiteurs; (iv) l'exercice d'autres activités que les activités actuellement exercées; (v) la modification de l'exercice financier ou un changement important aux conventions ou méthodes comptables à moins que cela ne soit exigé conformément aux principes comptables généralement reconnus applicables; (vi) l'adoption ou l'autorisation de toute mesure qui empêcherait la poursuite des activités de façon continue; (vii) la modification des modalités des titres IPS, des actions ordinaires ou des billets subordonnés, ou la permission de modifier ces modalités; (viii) la modification ou l'adoption de toute mesure allant à l'encontre des statuts constitutifs, y compris les modalités des titres détenus par les investisseurs existants et (ix) l'engagement à prendre l'une des mesures précitées. Étant donné que les investisseurs existants détiennent actuellement, dans l'ensemble, un nombre d'actions ordinaires représentant moins de 20 % des droits de vote rattachés aux actions ordinaires en circulation de la société, les droits d'approbation susmentionnés ne peuvent être exercés pour le moment.

Droits préférentiels de souscription

La convention des porteurs de titres prévoit que les investisseurs existants détiennent des droits préférentiels de souscription leur permettant d'acheter des actions ordinaires de catégorie C de la société de manière à maintenir leur participation proportionnelle dans la société si celle-ci décide d'émettre des actions ordinaires, ou si l'émetteur décide d'émettre des titres IPS, sous réserve de certaines exceptions. À l'exercice de son droit, un investisseur existant pourra participer à l'émission d'actions ordinaires ou de titres IPS par la société ou l'émetteur, selon le cas, en achetant, dans chaque cas, des actions ordinaires de catégorie C de la société, au prix et aux conditions les plus favorables auxquels les titres en question doivent être offerts à une tierce partie. Les porteurs de 66 $^{2}/_{3}$ % de tous les titres de participation de

STA et de la société alors en circulation détenus par les investisseurs existants peuvent renoncer aux droits préférentiels de souscription à l'égard de tous les investisseurs existants.

Droits de suite

La convention des porteurs de titres prévoit également qu'à compter du 21 décembre 2006, si une personne offre d'acheter, directement ou indirectement, plus de 10 % des actions ordinaires de la société détenues par STA aux termes d'une convention conclue avec STA ou, dans le cas d'un achat indirect, dans le cadre d'une offre d'achat non autorisée à l'égard de laquelle STA se propose de conclure une convention de soutien avec la personne en question, une condition de cette convention ou de cette convention de soutien devra stipuler que la personne devra offrir d'acheter un pourcentage équivalent d'actions ordinaires de catégories B et C, selon les mêmes modalités et sous réserve des mêmes conditions qui s'appliquent à l'achat direct ou indirect des actions ordinaires de la société détenues par STA, avec les rajustements appropriés pour tenir compte du montant de liquidation (au sens attribué à ce terme ci-dessous) payable à l'égard des actions ordinaires de catégories B et C, conformément à la formule et aux restrictions énoncées dans la convention des porteurs de titres.

Cas de rachat

La convention des porteurs de titres stipule que chaque porteur d'actions de catégorie B-1 a le droit (le « droit de négociation »), qu'il peut exercer à tout moment et à l'occasion et sous réserve des limites indiquées ci-dessous, d'exiger que la société entame des négociations de bonne foi avec ce porteur en vue de l'achat, aux fins d'annulation, de la totalité ou d'une partie des actions de catégorie B-1 dont ce porteur est propriétaire. Sur remise d'un avis du porteur d'actions ordinaires de catégorie B à la société exigeant que cette dernière entame des négociations de bonne foi avec ce porteur en vue de l'achat, aux fins d'annulation, de la totalité ou d'une partie des actions de catégorie B-1 de ce porteur, la société est tenue de s'efforcer de négocier l'achat de ces actions de catégorie B-1.

Le droit de négociation à l'égard des actions de catégorie B-1 ne peut être exercé pendant une période de deux ans suivant la date de clôture du placement de titres IPS. Le droit de négociation ne peut être exercé que si, au moment de son exercice : (i) ni STA ULC, ni la société ni aucune de leurs filiales respectives n'est en défaut aux termes de l'acte relatif aux billets subordonnés ni d'aucune autre dette, sauf une dette envers des membres du même groupe qu'elles, et (ii) l'intérêt sur les billets subordonnés ne fait pas l'objet d'un report en conformité avec les dispositions de report de l'intérêt contenues dans l'acte relatif aux billets subordonnés et aucun montant d'intérêt reporté durant une période de report de l'intérêt (y compris l'intérêt sur l'intérêt reporté) ne demeure impayé.

Les modalités des actions ordinaires de catégorie B prévoient que la société a le droit (le « droit de rachat »), qu'elle peut exercer à tout moment et à l'occasion après le deuxième anniversaire de la clôture et sous réserve des limites indiquées ci-dessous, d'acheter aux fins d'annulation auprès des porteurs d'actions ordinaires de catégorie B, la totalité ou une partie des actions ordinaires de catégorie B en circulation. Sur remise d'un avis à tous les porteurs d'actions ordinaires d'actions de catégorie B, selon le cas, (l'« avis de rachat ») exigeant que les porteurs vendent à la société la totalité ou une partie des actions ordinaires de catégorie B de chacun de ces porteurs (chacune de ces actions étant appelée une « participation visée » et, collectivement, les « participations visées »), au prorata, les porteurs sont tenus de vendre à la société ces participations. Le rachat des participations visées aura lieu à la date précisée par la société dans l'avis de rachat (toutefois, cette date ne sera pas antérieure au 30e jour suivant la réception de l'avis de rachat par les porteurs).

Le droit de rachat ne peut être exercé que si, au moment de son exercice : (i) ni STA ULC, ni la société ni aucune de leurs filiales respectives n'est en défaut aux termes de l'acte relatif aux billets subordonnés ni d'aucune autre dette, sauf une dette envers des membres du même groupe qu'elles, et (ii) l'intérêt sur les billets subordonnés ne fait pas l'objet d'un report en conformité avec les dispositions de report de l'intérêt contenues dans l'acte relatif aux billets subordonnés et aucun montant d'intérêt reporté durant une période de report de l'intérêt (y compris l'intérêt sur l'intérêt reporté) ne demeure impayé.

La somme que la société versera pour l'achat de chaque participation visée aux termes du droit de rachat correspondra à la juste valeur marchande de la participation visée au moment de l'achat, sans tenir compte des éléments suivants : (i) la liquidité de la participation visée et (ii) le dividende majoré.

Le rachat par la société d'actions ordinaires de catégorie B, notamment à l'exercice par un porteur du droit de négociation ou à l'exercice par la société du droit de rachat, est appelé dans les présentes un « cas de rachat ».

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

STA et STA ULC

Administrateurs de STA

Les statuts constitutifs de STA prévoient que le conseil d'administration se compose d'au moins 3 et d'au plus 20 administrateurs, dont la majorité doivent être des résidents du Canada. Au 30 juin 2006, le conseil de STA comptait sept administrateurs, dont quatre sont des résidents du Canada. Les administrateurs de STA sont MM. John Crow, Irving Gerstein, George Rossi, David Scopelliti, Ken Needler, Denis Gallagher et David White. M. John Crow ne se représentera pas à l'élection du conseil de STA à l'assemblée annuelle des actionnaires de STA prévue pour le 3 novembre 2006. M. Victor Wells a été nommé au conseil de STA le 21 septembre 2006. MM. John Crow, Irving Gerstein, George Rossi, David Scopelliti et Victor Wells sont indépendants de STA (pour les besoins de la réglementation). M. Denis Gallagher, chef de la direction de STA et de la société, agit à titre de président du conseil de STA, et M. John Crow, à titre d'administrateur principal indépendant; en cette qualité, M. Crow a la responsabilité d'examiner et de commenter l'ordre du jour des réunions du conseil d'administration, d'assurer la liaison entre les administrateurs indépendants et la direction, de diriger les réunions indépendantes des administrateurs indépendants et de présider les assemblées annuelles de STA. M. Irving Gerstein a remplacé M. John Crow à titre d'administrateur principal indépendant le 21 septembre 2006.

Chacun des administrateurs demeurera en poste jusqu'à la levée de l'assemblée annuelle suivante des actionnaires de STA. Les administrateurs seront élus à chaque assemblée annuelle des actionnaires de STA. Un administrateur peut être destitué au moyen d'une résolution adoptée à la majorité des voix exprimées par les actionnaires ou peut démissionner. Le poste vacant à la suite de la destitution doit être pourvu à la même assemblée. Le poste vacant qui n'est pas pourvu à une assemblée des actionnaires, ou qui est créé à la suite de la démission d'un administrateur, peut être pourvu par un quorum des administrateurs restants. La majorité des administrateurs constitue le quorum aux assemblées, à la condition que la majorité des administrateurs présents (ou un administrateur, lorsque deux administrateurs constituent le quorum) soient des résidents du Canada. En l'absence de quorum, une assemblée extraordinaire des actionnaires doit être convoquée afin de pourvoir les postes vacants.

Les administrateurs sont tenus de superviser les activités et géreront les affaires de STA, et, notamment, ils agiront et voteront pour le compte de STA, et la représenteront, à titre de porteur d'actions ordinaires de la société.

Comités du conseil d'administration

Comité de vérification

STA a un comité de vérification qui, en date du 30 juin 2006, était composé de MM. George Rossi, Irving Gerstein et David Scopelliti, qui sont tous des administrateurs indépendants (pour les besoins de la réglementation). M. Victor Wells a été nommé au comité de vérification le 21 septembre 2006. Le comité de vérification assume la responsabilité du contrôle et de la surveillance des pratiques et des procédures de STA en matière de comptabilité et d'information financière, du caractère adéquat des procédures et des contrôles comptables internes ainsi que de la qualité et de l'intégrité des états financiers de STA. Les vérificateurs indépendants de STA relèvent directement du comité de vérification. En outre, le comité de vérification est chargé d'orienter l'examen, par les vérificateurs, de secteurs en particulier et de recommander au conseil d'administration le choix des vérificateurs indépendants de STA.

Voir la rubrique « STA Holdings – Comité de la rémunération, des candidatures et de la gouvernance » pour une description du comité de la rémunération, des candidatures et de la gouvernance de la société.

Communication

Le conseil d'administration est chargé d'adopter et, sur le fondement des conseils du chef de la direction et du chef des finances de STA, de réviser et de mettre à jour régulièrement la politique écrite de STA et de ses filiales en matière de communication. Cette politique doit notamment :

- présenter les obligations juridiques de STA, des membres du même groupe que celle-ci et de leurs administrateurs, membres de la direction et employés respectifs en ce qui concerne les renseignements confidentiels;
- désigner les porte-parole de STA, qui sont les seules personnes autorisées à communiquer avec des tiers, comme les analystes, les représentants des médias et les investisseurs;
- fournir des lignes directrices en matière de communication de renseignements de nature prospective;
- demander l'examen préalable, par des cadres supérieurs, des renseignements financiers devant être communiqués de façon sélective pour veiller à ce qu'il ne s'agisse pas de renseignements importants ou que, le cas échéant, un communiqué de presse soit immédiatement publié;
- établir des périodes d'interdiction précédant et suivant immédiatement la publication des résultats financiers trimestriels et annuels et précédant immédiatement la divulgation de certains changements importants pendant lesquelles l'émetteur, ses filiales ainsi que leurs administrateurs, membres de la direction, employés et conseillers respectifs ne peuvent acheter ni vendre des titres IPS, des actions ordinaires, des billets subordonnés ou d'autres titres de STA ou de ses filiales (y compris des titres échangeables contre de tels titres ou convertibles en ceux-ci).

Rémunération des administrateurs

Les administrateurs non membres de la direction de STA reçoivent une rémunération de 20 000 $ par année et de 1 500 $ pour chaque réunion du conseil ou d'un comité à laquelle ils assistent. Les administrateurs reçoivent une rémunération de 500 $ pour chaque réunion à laquelle ils participent par téléphone. L'administrateur principal touche une rémunération supplémentaire de 10 000 $ par année en cette qualité et à titre de président d'un comité, et le président du comité de vérification touche une rémunération supplémentaire de 5 000 $ par année. Les administrateurs ont également droit au remboursement de leurs frais engagés pour assister aux réunions du conseil et des comités. Les administrateurs participent au régime d'assurance et d'indemnisation dont il est question sous la rubrique « – Couverture d'assurance pour STA et les entités apparentées et indemnisation ».

Direction

STA a deux membres de la direction, soit M. Denis Gallagher, président du conseil et chef de la direction, et M. Patrick Walker, chef des finances. La responsabilité première de la surveillance de la gestion et de la direction des activités des filiales de STA est déléguée à la société, qui s'en acquitte.

Administrateurs de STA ULC

La composition du conseil d'administration et la composition du comité de vérification de STA ULC sont identiques à celles de STA.

STA Holdings

Administrateurs et membres de la haute direction de STA Holdings

STA Holdings est régie conformément à ses documents constitutifs et à sa convention des porteurs de titres. Son conseil d'administration était composé, au 30 juin 2006, de neuf administrateurs, dont la majorité ne sont pas reliés à la société et sont des résidents des États-Unis. M. Victor Wells a été nommé administrateur de STA Holdings le 21 septembre 2006. Les administrateurs de STA Holdings sont actuellement MM. John Crow, Irving Gerstein, George

Rossi, David Scopelliti, Robert Reilly, Victor Wells, Charles Grace, Ken Needler, Denis Gallagher et David White. MM. John Crow, Irving Gerstein, George Rossi, Robert Reilly, Victor Wells et David Scopelliti sont indépendants de STA (pour les besoins de la réglementation). M. John Crow ne se représentera pas à l'élection du conseil de STA à l'assemblée annuelle des actionnaires de STA prévue pour le 3 novembre 2006.

Le nombre d'investisseurs existants siégeant au conseil d'administration de la société sera rajusté si les participations conservées des investisseurs existants sont réduites ou diluées. Sous réserve des dispositions de la convention des porteurs de titres, le conseil d'administration de la société a plein pouvoir pour gérer les activités et les affaires de la société, pour prendre toute décision à l'égard de celle-ci et pour la lier. Voir la rubrique « Convention des porteurs de titres ».

Le tableau suivant indique le nom et le lieu de résidence des administrateurs et/ou membres de la haute direction de STA Holdings, le poste ou les postes qu'ils occupent au sein de la société ainsi que leur fonction principale.

Nom et lieu de résidence	Postes	Administrateur depuis	Fonction principale, si la personne n'est pas au service de la société
JOHN CROW [1] Ontario, Canada	Administrateur principal	Octobre 2004	Administrateur de sociétés
IRVING GERSTEIN [1] [2] Ontario, Canada	Administrateur	Octobre 2004	Administrateur de sociétés
GEORGE ROSSI [2] Québec, Canada	Administrateur	Octobre 2004	Administrateur de sociétés
DAVID SCOPELLITI [2] Connecticut, États-Unis	Administrateur	Octobre 2004	Directeur général, Expansion de l'entreprise et service à la clientèle, PCG Asset Management
ROBERT REILLY [1] Illinois, États-Unis	Administrateur	Octobre 2004	Président de Reilly Partners
VICTOR WELLS [2] Ontario, Canada	Administrateur	Septembre 2006	Administrateur de sociétés
CHARLES GRACE [1] [3] Illinois, États-Unis	Administrateur	Avril 2005	Directeur général, Wynnchurch Capital, Ltd.
KENNETH B. NEEDLER Ontario, Canada	Administrateur	Septembre 2004	–
DENIS GALLAGHER New Jersey, États-Unis	Administrateur, président du conseil et chef de la direction	Septembre 2004	–
DAVID A. WHITE Pennsylvanie, États-Unis	Administrateur, président et chef de l'exploitation	Octobre 2004	–
PATRICK J. WALKER New Jersey, États-Unis	Chef des finances	–	–
CHRISTOPHER J. HARWOOD Ontario, Canada	Vice-président, Finances	–	–

1) Membre des comités de la rémunération, des candidatures et de la gouvernance de STA Holdings

2) Membre des comités de vérification de STA et de STA Holdings

3) Représentant des investisseurs existants

Les administrateurs et membres de la haute direction, en tant que groupe, sont véritables propriétaires, directement ou indirectement, de 38 500 titres IPS, soit environ 0,2 % des titres IPS émis et en circulation de l'émetteur, et de 338 591 actions ordinaires de catégorie B, soit environ 34,6 % des actions ordinaires de catégorie B émises et en circulation de STA Holdings.

Biographies

John W. Crow, de Toronto, en Ontario, est consultant et administrateur de sociétés. M. Crow est président de J&R Crow Inc. (consultants en économie et finances) et siège aux conseils d'administration de plusieurs sociétés ouvertes et fermées ainsi que d'autres organismes, dont Société aurifère Barrick, Corporation Rockwater Capital, Fonds de revenu OFI, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corp., Banque Canadian Tire, Lawrence Enterprise Fund et Arts for Children of Toronto. Entre 1987 et 1994, M. Crow a été gouverneur de la Banque du Canada. M. Crow est entré au département des Recherches de la Banque du Canada comme sous-chef avant d'en être le chef un an et demi plus tard. Il a été désigné conseiller du gouverneur en 1979 et sous-gouverneur en mai 1981. Avant de se joindre à la Banque du Canada, M. Crow a travaillé pendant plus de 10 ans au Fonds monétaire international à Washington, DC, où il a été désigné chef de la section nord-américaine en 1970. Né à Londres, en Angleterre, M. Crow a servi pendant deux ans dans la Royal Air Force et a ensuite étudié à l'Université Oxford, où il a obtenu un diplôme en philosophie, politique et économie en 1961.

Irving Gerstein est un cadre retraité. M. Gerstein est administrateur de Medical Facilities Corporation, d'Atlantic Power Corporation et d'Economic Investment Trust Limited, et il a auparavant rempli les fonctions d'administrateur d'autres sociétés ouvertes, dont CTV Inc., Le Groupe Traders Limitée, Guaranty Trust Company of Canada, La Confédération, Compagnie d'assurance-vie et Scott's Hospitality Inc., ainsi que de cadre et d'administrateur des Bijoutiers diamantaires Peoples Limitée. M. Gerstein est membre de l'Ordre du Canada et de l'Ordre de l'Ontario. Il est administrateur honoraire de l'hôpital Mount Sinaï (Toronto) et actuellement membre de son comité de recherche. À cet hôpital, il a auparavant agi à titre de président du conseil, de président du conseil émérite et d'administrateur au cours d'une période de 25 ans. M. Gerstein a obtenu un baccalauréat ès sciences avec spécialisation en économie de l'Université de Pennsylvanie (Wharton School of Finance and Commerce). Pendant la période où M. Gerstein a été administrateur des Bijoutiers diamantaires Peoples Limitée et de La Confédération, Compagnie d'assurance-vie, une procédure de faillite a été engagée dans chacune de ces sociétés (et, dans le cas des Bijoutiers diamantaires Peoples Limitée, des réclamations ont été présentées contre les membres de la haute direction de la société, dont M. Gerstein); l'ensemble des réclamations faites par les créanciers et les autres réclamations ont été réglées. M. Gerstein a également conclu une entente à l'amiable à l'égard de réclamations personnelles découlant principalement de sa participation à un régime incitatif d'achat d'actions des Bijoutiers diamantaires Peoples Limitée.

George Rossi est consultant et administrateur de sociétés. Il siège au conseil d'administration de plusieurs sociétés ouvertes et fermées, dont Spectra Premium, fabricant de réservoirs d'essence et de pièces de remplacement pour le secteur automobile, Dolan Media, éditeur de journaux juridiques et d'affaires locaux aux États-Unis, OFI, fabricant et distributeur de produits isolants, et Radio Nord Communications, radiodiffuseur québécois, et fait en outre partie du comité d'évaluation des investissements d'Investissements Desjardins. À titre de premier vice-président et chef de la direction financière de Corporation Cinar de novembre 2000 à 2002 et à titre de président par intérim en 2002-2003, M. Rossi a mené à bien le redressement et la restructuration financière de cette société. Avant qu'il n'entre au service de Cinar, la Commission des valeurs mobilières de l'Ontario et certaines autres autorités de réglementation des valeurs mobilières provinciales avaient publié une interdiction d'opérations sur valeurs interdisant toutes les opérations sur les titres de Cinar parce que cette dernière n'avait pas déposé ses états financiers courants. Cette interdiction d'opérations a été levée en février 2004. De 1983 à 2000, M. Rossi a été vice-président et chef des finances de Radiomutuel Inc., société ouverte du secteur des médias. Avant 1983, il a été responsable de la vérification chez Ernst & Young. Titulaire d'un diplôme en commerce de l'Université Concordia, M. Rossi est comptable agréé.

David Scopelliti est directeur général, Expansion de l'entreprise et service à la clientèle de PCG Asset Management. Il compte au-delà de 18 années d'expérience à titre d'investisseur principal sur les marchés des capitaux d'emprunt et du capital de risque privé. Il a récemment été directeur , Capital de risque privé du régime de retraite de l'État du Connecticut et vice-président de l'Institutional Limited Partners Association (ILPA). Avant cela, il était directeur de USBX Advisory Services, où il s'occupait principalement du secteur des valeurs mobilières. Auparavant, il était administrateur délégué chez CIBC World Markets à New York, où il s'occupait du financement mezzanine et du

capital de risque. Auparavant, M. Scopelliti a fondé et dirigé le groupe de banque d'affaires new-yorkais d'ING, où il s'occupait principalement du financement mezzanine et du capital de risque pour des opérations de financement d'acquisitions et de financement de croissance. Il a également travaillé au sein du groupe de financement par emprunt de Heller Financial en tant que gestionnaire de portefeuille. Il a commencé sa carrière au sein d'une équipe de projets spéciaux de la Morgan Guaranty Trust Company. M. Scopelliti est titulaire d'un baccalauréat en administration des affaires spécialisé en finance de l'université Pace, à New York.

Robert E. Reilly est président du conseil et associé fondateur de Reilly Partners Inc., agence de recrutement de cadres. Avant de fonder Reilly Partners Inc. en janvier 2005, M. Reilly a été président et administrateur de DHR International, agence de recrutement de cadres ayant des bureaux à travers les États-Unis ainsi qu'en Europe et en Asie. À ce titre, M. Reilly a réussi à recruter des membres de conseils d'administration, des chefs de la direction, des chefs de l'exploitation, des chefs des finances et des présidents pour le compte de clients de premier plan dans les secteurs des services financiers, de l'assurance, de la banque d'investissement, du capital de risque, de l'immobilier, des soins de santé, des produits de consommation, de l'informatique, de l'hôtellerie, du jeu, de la technologie de l'information et de la publicité à l'échelle nationale. Avant de se joindre à DHR, M. Reilly a occupé le poste de vice-président principal, groupe stratégique de LaSalle Partners (maintenant connue sous le nom de Jones Lang LaSalle). À titre de coordonnateur du développement de nouvelles affaires pour l'ensemble de la société LaSalle, il a joué un rôle de premier plan dans l'implantation des sièges de LaSalle en Europe et sur la côte Ouest, plus précisément à Londres et à Los Angeles. Pendant ses neuf années de service chez LaSalle, M. Reilly a été responsable de la coordination et de la gestion des services de recrutement de l'entreprise. M. Reilly est président du conseil inaugural de la John Cardinal O'Hara Society du Mendoza College Graduate School of Business de l'University of Notre Dame. De plus, il est membre du conseil consultatif du Mendoza College of Business de l'University of Notre Dame et membre du comité de direction du conseil consultatif du Mendoza College of Business. Il est également membre du conseil d'administration de Cardinal Bernadine's Big Shoulders Fund et membre du comité de direction du YMCA du Chicago métropolitain. M. Reilly a fondé les Chicago Knights afin de répondre aux besoins particuliers des personnes les plus démunies de Chicago et est un membre fondateur du conseil de l'AGHDFA. Il fait également partie du comité de parents du collège Middlebury. M. Reilly a obtenu un baccalauréat et une maîtrise en administration des affaires de l'University of Notre Dame. Il est également diplômé du Human Resources Executive Program du Graduate School of Business de Stanford University.

Victor Wells est un fiduciaire de Canada Cartage Diversified Income Fund et préside le comité de vérification. Il a été vice-président, Finances et chef des finances de Chemtrade Logistics Income Fund du premier appel public à l'épargne de celle-ci, en juillet 2001, jusqu'en 2006. De 1998 à 2001, M. Wells a été vice-président, Finances et chef des finances de Tahera Diamond Corporation, société d'extraction de diamants inscrite à la cote de la TSX. M. Wells est membre de Financial Executives International, dont il a été président et administrateur de section. Il est actuellement vice-président du Committee on Corporate Reporting et a été membre du Conseil des normes comptables de 1991 à 1995. M. Wells a reçu le titre de comptable agréé lorsqu'il travaillait chez Ernst & Young, à Toronto, et a été élu *fellow* de l'Institute of Chartered Accountants of British Columbia en 1990 et *f*ellow de l'Institut des comptables agréés de l'Ontario en 2006. Il était le chef des finances de Anvil Range Mining Corporation lorsque celle-ci a déposé une requête pour obtenir la protection de la *Loi sur les arrangements avec les créanciers des compagnies* en 1998. Après le dépôt de la requête, M. Wells a été embauché à titre de consultant pour aider le séquestre désigné de cette société.

Kenneth B. Needler, ancien président et chef de l'exploitation de STA Holdings, a commencé sa carrière dans le secteur du transport de passagers en 1972, au service d'une société qui a par la suite été acquise par Laidlaw Inc. M. Needler a été désigné président et chef de l'exploitation de la société en juillet 1999, poste qu'il a occupé jusqu'au 30 juin 2005, après avoir été nommé au conseil d'administration de STA Holdings en 1998. Entre 1972 et 1990, M. Needler a occupé plusieurs postes de direction chez Laidlaw Inc., dont les postes de directeur de division (de 1974 à 1976), de vice-président régional (de 1976 à 1980) et de président de l'exploitation du transport scolaire au Canada (de 1980 à 1984). En 1984, M. Needler a été nommé au conseil d'administration de Laidlaw Inc., où il a fait partie du comité de vérification, puis il a été président du Groupe de transport de passagers de Laidlaw. M. Needler a siégé à divers conseils d'associations de transport dans les secteurs du transport par autocar et par autobus scolaire. Il a également siégé au conseil d'administration de l'hôpital de sa municipalité ainsi qu'au conseil d'administration d'une société d'assurance mutuelle établie en Ontario.

Charles B. Grace est actuellement directeur général de Wynnchurch Capital, Ltd., société de capital de risque privé établie à Lake Forest, en Illinois. Avant d'entrer au service de Wynnchurch Capital, Ltd. en 2000, M. Grace a travaillé pendant plusieurs années dans les domaines des services bancaires d'investissement et de l'investissement de capital au sein de GE Capital Merchant Banking, de Salomon Smith Barney, Inc. et d'A.G. Edwards & Sons, Inc. Il est titulaire d'un baccalauréat de l'Université Duke et d'une maîtrise en administration des affaires de la Graduate School of Business de l'Université de Chigaco.

Denis J. Gallagher, fondateur, président du conseil et chef de la direction de STA Holdings, a acquis plus de 27 ans d'expérience dans le secteur du transport de passagers. Auparavant, M. Gallagher a été président et chef de la direction de Coast Cities, société de transport local. Sous la direction de M. Gallagher, Coast Cities s'est hissée au premier rang des sociétés de transport scolaire du secteur privé du New Jersey. Lors de l'acquisition de Coast Cities par Laidlaw Inc. en 1987, M. Gallagher a été désigné vice-président régional et, par la suite, premier vice-président de l'exploitation du groupe de transport de passagers de Laidlaw, poste qu'il a occupé jusqu'à la fin de 1996. M. Gallagher a joué un rôle clé dans l'expansion de Laidlaw au sein de nouveaux marchés, notamment sur le plan du regroupement et de l'intégration de nombreuses acquisitions et de la privatisation réussie de plusieurs flottes importantes dans la région du Sud-Est. M. Gallagher a obtenu un baccalauréat ès sciences avec spécialisation en administration des affaires de l'Université Monmouth. Il a été membre du conseil de fiducie de cette université, qui lui a aussi décerné un *Distinguished Alumni Award*. Il est engagé dans bon nombre d'activités sectorielles et communautaires. Il siège actuellement au conseil d'administration de Canada Cartage Diversified Fund, société spécialisée dans le transport par camion et la logistique cotée à la TSX.

David A. White, président et chef de la direction de la société, compte plus de 25 ans d'expérience en affaires, ayant occupé divers postes de direction. Avant d'entrer au service de la société, M. White a été président d'Alcan Pharmaceutical Packaging, Americas de 2004 à 2005 et président du conseil et chef de la direction de Roam IT Inc. (fabricant de logiciels produisant des dossiers électroniques sur les soins aux patients et destinés au marché des services mobiles de soins de santé) de 2000 à 2004, dont il est encore président du conseil. De 1997 à 2000, M. White a agi en qualité de commandité de Harlingwood Equity Partners, de 1997 à 2000 (dans le domaine des regroupements dans le secteur). De 1990 à 1997, il a occupé de nombreux postes au sein de Laidlaw Inc., dont celui de président de MedTrans (société nord-américaine de services ambulanciers de Laidlaw), celui de vice-président régional des services de transport de Laidlaw dans l'Ouest canadien et celui de vice-président des finances des services de transport scolaire de Laidlaw. Avant 1990, il a été vice-président et trésorier de Lawson Mardon Group (société d'emballage mondiale). Titulaire d'une maîtrise en administration des affaires de l'Université de Toronto et d'un baccalauréat en économie de l'Université Western Ontario, M. White est également comptable agréé.

Patrick J. Walker, chef des finances de la société, possède 20 ans d'expérience en gestion financière. M. Walker a commencé sa carrière en qualité de comptable chez Tait, Weller and Baker, à Philadelphie, puis chez McGladrey & Pullen, à New York. Entre 1989 et 1992, M. Walker a travaillé au sein du conglomérat mondial de produits alimentaires TLC Beatrice International Holdings, Inc., à titre de directeur de la comptabilité et des rapports financiers. En 1992, M. Walker a joint les rangs de Six Flags Entertainment Corporation, le plus grand exploitant régional de parcs thématiques des États-Unis, comme contrôleur, avant d'être promu vice-président, Finances en 1998. De 1999 à 2001, M. Walker a été chef des finances de deux sociétés de portefeuille d'Indigo Capital, société de capital de risque privé. Avant d'entrer au service de la société, M. Walker a été consultant auprès du chef des finances de H.J. Heinz Company, société de produits alimentaires ayant un chiffre d'affaires de 9,4 milliards de dollars. M. Walker est chef des finances de la société depuis novembre 2002. Il est diplômé de l'École Wharton de l'Université de Pennsylvanie et il est membre de l'American Institute of Certified Public Accountants, du Pennsylvania Institute of Certified Public Accountants et de l'Institute of Management Accountants.

Christopher J. Harwood, vice-président, Finances et Administration, possède 17 ans d'expérience dans le secteur du transport de passagers. M. Harwood a auparavant été contrôleur au sein d'American Medical Response et de Healthcare Innovations. De 1989 à 1997, M. Harwood a été au service du Groupe de transport de passagers Laidlaw et de sa filiale American Medical Response. Il a occupé divers postes chez Laidlaw, notamment ceux d'analyste des acquisitions (de 1989 à 1990), de directeur de l'analyse et de la planification financières (de 1990 à 1992) et de directeur des acquisitions (de 1992 à 1995). M. Harwood est entré au service de la société à titre de vice-président, Acquisitions, et il a été désigné vice-président, Finances en novembre 1999. M. Harwood est membre de l'Institut des

comptables agréés de l'Ontario et il est titulaire d'un baccalauréat spécialisé en administration des affaires de l'Université de Western Ontario (Canada).

Comité de la rémunération, des candidatures et de la gouvernance

Le comité de la rémunération, des candidatures et de la gouvernance (le « comité de la rémunération, des candidatures et de la gouvernance ») de la société, actuellement composé de MM. Irving Gerstein (président), Kenneth Needler, Robert Reilly, John Crow et Charles Grace, doit être composé d'au moins trois administrateurs dont la majorité doivent être indépendants de STA et de la société. Le comité de la rémunération, des candidatures et de la gouvernance est chargé de ce qui suit : (i) établir des procédures permettant de repérer des candidats aux postes d'administrateur de la société, (ii) recommander au conseil d'administration de la société des candidats en vue de leur élection au conseil à l'assemblée annuelle des actionnaires qui suit ainsi que des candidats pour chaque comité du conseil, (iii) évaluer les administrateurs de la société de manière continue, (iv) évaluer l'efficacité du conseil d'administration de la société dans son ensemble et de ses comités ainsi que l'apport de chaque administrateur, (v) élaborer et mettre en place des procédures d'orientation pour les nouveaux administrateurs, (vi) superviser les programmes de rémunération de la société dans leur ensemble, y compris les avantages de retraite, et fournir des conseils à leur sujet, (vii) élaborer et superviser l'approche de la société vis-à-vis des questions de gouvernance qui s'appliquent à celle-ci ainsi qu'aux établissements et aux gens qui font partie de son groupe de sociétés en propriété exclusive.

Régime incitatif à long terme

Au moment du placement de titres IPS, les membres de la haute direction de STA et de STA Holdings pouvaient participer au régime incitatif à long terme de la société (le « RILT »). L'objectif du RILT était de fournir aux participants admissibles un complément de rémunération afin de permettre à la société de recruter du personnel clé, de le maintenir à son service et de le motiver, ainsi que de récompenser les administrateurs, les membres de la direction et de la haute direction en établissant un lien direct entre une partie importante de leur rémunération incitative et l'atteinte des objectifs stratégiques, financiers et opérationnels qui sont essentiels au maintien de sa croissance et de sa rentabilité.

Pendant l'exercice 2006, les services de deux consultants externes spécialisés en rémunération ont été retenus pour aider le comité de la rémunération, des candidatures et de la gouvernance à établir la rémunération des membres de la direction de la société. Ces deux consultants étaient Watson Wyatt & Company et Sonnenschein Nath & Rosenthal LLP. Le mandat de ces consultants consistait notamment à faire ce qui suit : (i) évaluer le RILT proposé dans le cadre du premier appel public à l'épargne de l'émetteur afin de déterminer si ses caractéristiques permettaient d'harmoniser suffisamment les intérêts des membres de la direction et des employés clés avec ceux de l'émetteur et de ses actionnaires et d'aider de façon adéquate à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis et à les maintenir en poste; (ii) si le RILT proposé dont il est question au point (i) se révélait inadéquat, faire des recommandations en vue de sa reformulation.

Après un examen complet, les consultants spécialisés en rémunération ont conclu que le RILT proposé ne constituerait pas une mesure incitative adéquate pour les membres de la haute direction de la société pour plusieurs raisons. Entre autres, il ne favorisait pas la participation financière des membres de la direction et des employés clés dans la société, n'aidait pas de façon satisfaisante la société à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis ni à les maintenir en fonction pendant un certain nombre d'années et ne faisait pas correspondre les intérêts des membres de la direction et des employés clés de la société avec ceux de l'émetteur aussi efficacement que l'aurait fait un régime à base de titres de participation. En outre, le RILT comportait diverses mesures inefficientes sur le plan fiscal du fait que bon nombre de membres de la haute direction de la société étaient des résidents des États-Unis.

En se fondant sur son examen de la structure de rémunération de l'émetteur et sur les recommandations des consultants spécialisés en rémunération et du comité de la rémunération, des candidatures et de la gouvernance de STA Holdings, le conseil d'administration de STA Holdings a adopté, le 10 novembre 2005, un régime incitatif à base de titres de participation. Les actionnaires ont approuvé ce régime à l'assemblée annuelle et extraordinaire de 2006.

Régime incitatif à base de titres de participation

Le régime incitatif à base de titres de participation vise à faire ce qui suit : a) faire correspondre les intérêts de certains employés et membres de la direction de STA Holdings et des membres du même groupe que celle-ci (les « participants ») avec ceux des porteurs de titres IPS, b) maximiser la rentabilité et la croissance de STA Holdings et des membres du même groupe que celle-ci au moyen de mesures incitatives qui sont compatibles avec les objectifs de la société, c) inciter les participants à fournir un excellent rendement individuel et d) promouvoir le travail d'équipe au sein des employés, des membres de la direction et des consultants de la société.

Le texte qui suit résume le régime incitatif à base de titres de participation et est présenté sous réserve entière du libellé exact de ce régime; les actionnaires peuvent obtenir une copie du régime incitatif à base de titres de participation sur demande adressée au secrétaire de l'émetteur.

Aux termes du régime incitatif à base de titres de participation, le conseil d'administration de STA Holdings peut à tout moment et à l'occasion attribuer à des employés des actions de catégorie B-2 de STA Holdings (les « actions RITP »), selon la recommandation faite par le chef de la direction de la société et l'approbation donnée par le comité de la rémunération, des candidatures et de la gouvernance. Les actions ainsi attribuées peuvent être perdues et sont incessibles si le participant ne satisfait pas à certaines conditions prévues dans la convention d'attribution applicable (y compris en matière de non-concurrence). L'attribution d'actions RITP est attestée au moyen d'une convention d'attribution qui précise, entre autres, le nombre d'actions attribuées et d'autres dispositions déterminées par le comité de la rémunération, des candidatures et de la gouvernance, y compris la contrepartie, le cas échéant, que le participant doit verser pour acquérir les actions.

Les modalités des actions RITP attribuées peuvent être modifiées dans certaines circonstances, comme il est indiqué dans le régime, à l'appréciation du conseil et du comité, y compris dans les circonstances prévues par les contrats d'emploi passés avec des membres de la direction ou des employés clés de la société.

Le conseil d'administration de STA Holdings peut, à tout moment et à l'occasion, modifier ou suspendre la totalité ou une partie du régime incitatif à base de titres de participation, ou y mettre fin, sauf que toute modification du régime doit être soumise à l'approbation des actionnaires de l'émetteur si cette approbation est exigée par une loi ou un règlement fédéral ou étatique, ou par les règles d'une bourse de valeurs à la cote de laquelle les actions sont inscrites ou d'un système de cotation automatisé où la cote des actions est affichée au moment en cause; toutefois, le conseil d'administration de STA Holdings ne peut le modifier ou y mettre fin si cela avait une incidence défavorable, à quelque égard important, sur une action attribuée antérieurement aux termes du régime, sans le consentement écrit du bénéficiaire de cette action.

Aux termes du régime incitatif à base de titres de participation, les participants sont tenus de rembourser à la société la retenue d'impôt exigible à l'égard des actions RITP attribuées, établie selon la valeur de ces actions. Les participants peuvent satisfaire à cette exigence : (i) en remettant une somme en espèces ou un chèque personnel négociable, ou en effectuant un transfert électronique de fonds d'une valeur égale à la somme devant être retenue; (ii) en remettant des actions RITP d'une valeur égale à la somme devant être retenue ou (iii) en demandant à la société de retenir sur le nombre d'actions RITP qui seraient autrement remises dans le cadre d'une attribution le nombre d'actions RITP dont la valeur est égale à la somme devant être retenue.

Pour que STA Holdings ait davantage de latitude dans l'élaboration de la structure de ses politiques en matière de rémunération, le régime incitatif à base de titres de participation prévoit que des titres de STA Holdings autres que des actions RITP peuvent être émis aux participants, notamment des options, des droits à la plus-value d'actions, des droits à la valeur d'actions liés au rendement, des actions attribuées en fonction du rendement, des actions à dividende différé, des équivalents de dividendes et d'autres attributions à base d'actions (qui, avec les actions RITP, sont collectivement désignés les « récompenses »). Cependant, le conseil d'administration n'a pas pour le moment l'intention d'attribuer, aux termes du régime incitatif à base de titres de participation, d'autres récompenses que des actions RITP.

Le régime incitatif à base de titres de participation prévoit qu'un nombre maximal de 717 747 actions (représentant 3,2 % des actions ordinaires actuellement émises de STA Holdings) peuvent être réservées aux fins d'émission pour

les besoins de l'attribution de récompenses, notamment pour les besoins de l'attribution d'actions RITP; toutefois, si des actions visées par une récompense attribuée aux termes du régime incitatif à base de titres de participation sont perdues ou que la récompense est autrement annulée sans qu'il n'y ait eu remise des actions sous-jacentes, les actions visées par cette récompense, dans la mesure de cette perte ou de cette annulation, peuvent être réservées aux fins des attributions futures aux termes du régime incitatif à base de titres de participation.

Le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings a approuvé des attributions totalisant 133 549 actions RITP durant l'exercice 2006 et 290 073 actions RITP depuis le début de l'exercice 2007 jusqu'à la date des présentes, pour un total de 423 622 actions RITP (représentant 1,9 % des actions ordinaires émises de STA Holdings) à un groupe de 18 participants. Relativement à ces attributions, 77 925 actions RITP au total ont été retenues, à la demande des participants, aux fins du règlement des retenues d'impôt sur ces attributions. Par conséquent, 345 697 actions RITP se rapportant à ces attributions étaient en circulation au 31 août 2006 (ce qui représente 1,6 % des actions ordinaires émises de STA Holdings). D'autres attributions totalisant 289 140 actions RITP (représentant 1,3 % des actions ordinaires émises de STA Holdings) devraient être effectuées au cours des exercices 2008 et 2009.

Couverture d'assurance pour STA et les entités apparentées et indemnisation

STA a souscrit une police d'assurance couvrant les administrateurs et les membres de la direction de STA ainsi que les administrateurs et les membres de la direction de ses filiales. La limite de responsabilité globale applicable aux administrateurs et aux membres de la direction assurés aux termes de la police est de 20 millions de dollars. Aux termes de cette police, chaque entité a droit au remboursement de l'indemnisation qu'elle verse aux administrateurs et aux membres de la direction. La police contient une clause de couverture des réclamations en matière de valeurs mobilières couvrant toute obligation juridique de paiement au titre de telles réclamations contre STA et ses filiales. La limite de responsabilité globale est répartie entre STA et ses filiales ainsi que leurs administrateurs et membres de la direction respectifs, de façon à ce que la limite de responsabilité ne soit pas exclusive à l'une ou l'autre des entités ou à leurs administrateurs ou membres de la direction respectifs.

Les règlements administratifs de STA, de STA Holdings et de STA ULC prévoient l'indemnisation de leurs administrateurs et membres de la direction respectifs contre les responsabilités et les frais découlant de toute action ou poursuite intentée contre eux dans l'exercice de leurs fonctions, y compris pendant les périodes précédant la clôture du placement de titres IPS, sous réserve de certaines restrictions.

COMITÉ DE VÉRIFICATION ET HONORAIRES DES VÉRIFICATEURS

L'émetteur a mis sur pied un comité de vérification composé de trois administrateurs, à savoir : MM. George Rossi (président du comité), Irving Gerstein et David Scopelliti. M. Victor Wells a été nommé au comité le 21 septembre 2006. Chacun des membres est indépendant de l'émetteur et de STA Holdings et tous ont des compétences financières au sens du *Règlement 52-110 sur le comité de vérification*. Le comité de vérification est chargé de surveiller et de superviser les pratiques et procédures de STA en matière de comptabilité et d'information financière, de contrôler le caractère adéquat des procédures et des contrôles comptables internes et de passer en revue la qualité et l'intégrité des états financiers de STA. Les vérificateurs indépendants de STA relèvent directement du comité de vérification. En outre, le comité de vérification est chargé de passer en revue et d'approuver l'examen des vérificateurs et de recommander au conseil d'administration le choix des vérificateurs indépendants de STA. La charte du comité de vérification figure à l'annexe A des présentes.

Formation et expérience pertinentes des membres du comité de vérification

Le texte qui suit est un résumé de la formation et de l'expérience de chacun des membres du comité de vérification qui leur sont utiles dans l'exercice de leurs responsabilités à titre de membres du comité de vérification, y compris la formation et l'expérience qui leur permettent de comprendre les principes comptables que STA utilise pour dresser ses états financiers annuels et intermédiaires.

Membres du comité de vérification	Formation et expérience pertinentes
George Rossi (président du comité)	M. Rossi, qui est membre de l'Institut des comptables agréés, compte vingt années d'expérience à titre de chef des finances, poste qu'il a occupé de 1983 à 2002 au sein de deux sociétés. Avant 1983, M. Rossi a été responsable de la vérification chez Ernst and Young. Depuis son départ à la retraite, il a continué de mettre à profit son expérience en tant qu'administrateur auprès de plusieurs autres conseils d'administration, comme le précise plus en détail la rubrique « STA Holdings – Biographies » ci-dessus. Sa fonction d'ancien chef des finances ainsi que celle d'administrateur de plusieurs conseils d'administration lui ont permis d'acquérir une compréhension des principes comptables, des contrôles internes et des procédures de communication de l'information financière suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.
Irving Gerstein	M. Gerstein est membre des comités de vérification d'Atlantic Power Corporation, de Medical Facilities Corporation et d'Economic Investment Trust Ltd. Ces fonctions, combinées à sa formation en économie et à son expérience antérieure en tant qu'administrateur auprès de plusieurs émetteurs cotés en bourse (comme le précise plus en détail la rubrique « STA Holdings – Biographies » ci-dessus) lui ont permis d'acquérir une compréhension des principes comptables suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.
David Scopelliti	M. Scopelliti est directeur général, Expansion de l'entreprise et service à la clientèle de PCG Asset Management. Il compte plus de 18 années d'expérience à titre d'investisseur principal sur les marchés des capitaux d'emprunt et du capital de risque privé, et détient des permis d'exercice séries 7, 63 et 24 de la NASD. Il a récemment été directeur du capital de risque privé du régime de retraite de l'État du Connecticut. Avant cela, M. Scopelliti était administrateur délégué au sein de CIBC World Markets et dirigeait la division de banque d'affaires du groupe ING. Grâce à son expérience de travail sur les marchés du capital de risque privé et dans le secteur des valeurs mobilières, il a pu acquérir une compréhension des principes comptables et des procédures de communication de l'information financière suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.
Victor Wells	M. Wells est membre de l'Institut des comptables agréés de l'Ontario et de l'Institute of Chartered Accountants of British Columbia, dont il a été élu *fellow*, respectivement, en 2006 et en 1990. Au cours des 20 dernières années, il a occupé des postes de cadre de plus en plus exigeants au sein de directions financières. Il a été vice-président, Finances et chef des finances de Chemtrade Logistics Income Fund du premier appel public à l'épargne de celle-ci, en juillet 2001, jusqu'en 2006. De 1998 à 2001, M. Wells a été vice-président, Finances et chef des finances de Tahera Diamond Corporation, société d'extraction de diamants inscrite à la cote de la TSX. Il est actuellement fiduciaire de Canada Cartage Diversified Income Fund, dont il préside le comité de vérification. Cette expérience a permis à M. Wells d'acquérir une compréhension des principes comptables et des procédures de contrôle interne et de communication de l'information financière suffisamment bonne pour pouvoir dire qu'il possède des compétences financières.

Services non liés à la vérification

Le comité de vérification de l'émetteur a adopté certaines politiques et procédures pour l'attribution des contrats relatifs à tous les services des vérificateurs externes, y compris les services non liés à la vérification. En particulier, le comité est tenu d'examiner au moins annuellement les services non liés à la vérification rendus par les vérificateurs indépendants de l'émetteur en vue de s'assurer que la prestation de ces services ne compromet pas l'indépendance des vérificateurs indépendants et d'approuver au préalable tous les services non liés à la vérification que les vérificateurs indépendants de l'émetteur ou ceux de ses filiales doivent rendre à l'émetteur ou à ses filiales; toutefois, pour s'acquitter de cette obligation, le comité peut déléguer à un ou à plusieurs de ses membres indépendants le pouvoir d'approuver au préalable les services non liés à la vérification. L'approbation préalable de services non liés à la vérification par un membre auquel le comité a consenti cette délégation doit être présentée à l'ensemble du comité à sa première réunion régulière qui suit l'approbation.

Le comité satisfait à l'obligation d'approbation préalable dans les conditions suivantes : a) le montant total de tous les services non liés à la vérification qui n'ont pas été approuvés au préalable ne devrait raisonnablement pas représenter plus de 5 % du montant total des honoraires versés par l'émetteur et ses filiales à ses vérificateurs indépendants au cours de l'exercice pendant lequel les services sont rendus; b) l'émetteur ou la filiale de l'émetteur n'a pas reconnu les services comme des services non liés à la vérification au moment du contrat et c) les services sont portés sans délai à l'attention du comité et approuvés, avant l'achèvement de la vérification, par le comité ou par un ou plusieurs de ses membres auxquels le comité a délégué le pouvoir d'accorder ces approbations.

Honoraires des vérificateurs externes

Le tableau ci-dessous présente de plus amples renseignements sur les services que les vérificateurs externes de l'émetteur ont fournis au cours des exercices terminés les 30 juin 2005 et 2006.

Catégorie de service	**Exercice 2006**	**Exercice 2005**
Vérification	555 400 $	254 000 $
Services liés à la vérification	0 $	0 $
Services fiscaux	0 $	0 $
Autres services	0 $	0 $

Surveillance exercée par le comité de vérification

À aucun moment depuis le début du dernier exercice de l'émetteur, une recommandation du comité de vérification sur la nomination ou la rémunération d'un vérificateur externe n'a pas été adoptée par le conseil d'administration.

FACTEURS DE RISQUE

Le texte qui suit présente les risques généraux et les risques particuliers qui pourraient avoir une incidence sur nos résultats financiers. Les risques décrits ci-dessous ne sont pas les seuls auxquels doivent faire face l'émetteur et la société. D'autres risques et incertitudes qui ne sont pas encore connus ou qui sont actuellement jugés sans importance pourraient également avoir un effet défavorable important sur l'émetteur et sur nos activités commerciales. La matérialisation de l'un ou l'autre de ces risques pourrait avoir un effet défavorable important sur les activités, la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur et, dans ce cas, le cours des titres IPS ainsi que des actions ordinaires et des billets subordonnés sous-jacents baisserait.

Risques liés à nos activités

Nous n'avons aucun contrôle sur certains frais d'exploitation.

Le prix du carburant, les primes d'assurance et les coûts d'entretien sont des frais d'exploitation sur lesquels nous exerçons peu ou pas de contrôle. Bien que certains contrats conclus avec nos clients prévoient des hausses de prix automatiques ou d'autres formes de protection contre les augmentations du prix du carburant ou des primes

d'assurance, des augmentations importantes du prix du carburant, des primes d'assurance ou des coûts d'entretien pourraient avoir une incidence sur nos coûts et sur le caractère abordable de nos services pour nos clients. Par ailleurs, compte tenu de la disponibilité de chauffeurs qualifiés et de la concurrence à laquelle nous faisons face dans leur recrutement, nous pourrions n'avoir que peu de contrôle sur les salaires que nous leur versons. La difficulté à attirer et conserver des chauffeurs qualifiés pourrait avoir une incidence sur nos coûts et, à la limite, entraîner la perte de contrats si nous n'étions pas en mesure de fournir les services prévus. Par conséquent, une hausse importante de nos frais d'exploitation ou l'incapacité d'attirer et de conserver des chauffeurs qualifiés pourrait avoir un effet défavorable important sur nous-mêmes, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Nous avons d'importants besoins en matière de dépenses en immobilisations.

Afin de maintenir notre flotte d'autobus scolaires, nous devons effectuer des dépenses en immobilisations importantes. Rien ne garantit que les flux de trésorerie provenant de l'exploitation nous permettront d'acquérir un nombre suffisant de nouveaux autobus ou d'effectuer les dépenses en immobilisations nécessaires afin de soutenir une expansion de notre service. Si nous devons obtenir du financement supplémentaire, rien ne garantit que nous pourrons le faire selon des modalités que nous jugeons acceptables. L'incapacité d'obtenir le financement nécessaire pour acquérir des autobus scolaires supplémentaires ou pour effectuer des améliorations nécessaires aux immobilisations pourrait retarder ou empêcher la mise en œuvre de notre stratégie d'affaires et aurait un effet défavorable important sur nous.

Nos activités sont tributaires de certains employés clés.

Nous sommes d'avis que notre succès repose, en partie, sur certains cadres supérieurs et membres de la direction régionaux. Rien ne garantit que nous serions en mesure de trouver des cadres compétents pour remplacer ceux qui forment notre équipe de haute direction après leur départ. Le départ d'un ou de plusieurs membres de la haute direction pourrait avoir un effet défavorable important sur nos activités, nos résultats d'exploitation et notre capacité de déployer efficacement notre stratégie d'affaires. Nous n'avons aucune assurance collaborateurs pour nos employés.

Un plus grand nombre de nos employés pourraient se syndiquer.

Bien que, sur un total de 4 500 employés répartis dans 68 emplacements, environ 224 employés répartis dans 6 emplacements sont assujettis à des conventions collectives, rien ne garantit que le nombre d'employés syndiqués n'augmentera pas à l'avenir. Une hausse importante du nombre de nos employés syndiqués pourrait entraîner une augmentation de nos coûts de main-d'œuvre et avoir un effet défavorable important sur nous-mêmes, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Notre stratégie d'acquisition est exposée à bon nombre de risques.

Conformément à notre stratégie d'affaires, nous avons pris de l'essor par voie d'acquisitions et il est probable que nous acquérons d'autres entreprises à l'avenir. L'acquisition et le développement d'entreprises existantes dépendront de notre capacité de repérer, d'acquérir et de développer des candidats adéquats en vue d'acquisitions potentielles tant dans de nouveaux marchés que dans nos marchés actuels. Même si nous apportons beaucoup de soin à la sélection des entreprises que nous acquérons et que les vendeurs de ces entreprises signent toujours des conventions d'indemnisation en notre faveur relativement à leurs obligations antérieures à la clôture, il n'en demeure pas moins que les acquisitions comportent un certain nombre de risques; nous pourrions, notamment : à titre de nouveaux propriétaires, être légalement et financièrement responsables des obligations des propriétaires précédents si les conventions d'indemnisation sont inapplicables ou si le propriétaire précédent n'a que des actifs limités; payer un prix plus élevé que la valeur de l'entreprise acquise ou de ses actifs; engager des frais additionnels dans la réalisation d'une acquisition et l'amortissement des actifs incorporels acquis; avoir de la difficulté à intégrer les activités et le personnel de l'entreprise acquise; faire face au défi d'assurer l'uniformité en matière de normes, de contrôle, de procédures et de directives dans l'ensemble de l'entreprise acquise; être incapables d'intégrer, de former, de conserver et de motiver le personnel clé de l'entreprise acquise; être confrontés à une perturbation de nos activités courantes et à la monopolisation de l'attention de la direction; être incapables d'intégrer les entreprises acquises efficacement au sein de nos activités. Ces risques, s'ils se concrétisent, pourraient avoir un effet défavorable important sur nous-mêmes, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

De plus, il se pourrait que nous ne soyons pas en mesure de maintenir le même degré d'efficacité d'exploitation qu'une société acquise réalisait ou aurait pu réaliser de façon indépendante. La réussite de l'intégration des activités de chaque société acquise est tributaire de notre capacité de gérer ces activités et de supprimer les coûts excessifs et excédentaires. Les difficultés associées à l'intégration des activités pourraient nous empêcher de réaliser des économies et d'obtenir les autres avantages que nous espérions de ces acquisitions. Les difficultés survenant au cours de ce processus pourraient perturber nos activités courantes, monopoliser l'attention des membres de la direction, entraîner la perte de personnel clé, augmenter nos frais et avoir d'une autre manière un effet défavorable important sur nos activités, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Notre capacité à atteindre nos objectifs d'affaires dépend d'un grand nombre de facteurs, qui sont en grande partie indépendants de notre volonté.

Certains des facteurs qui pourraient nuire à notre capacité d'atteindre nos objectifs d'affaires sont décrits ci-dessous :

- malgré notre taux élevé de renouvellement de contrats, nous pourrions être incapables de renouveler certains contrats ou d'obtenir une hausse, même minime, au moment de leur renouvellement, ce qui réduirait notre rentabilité. La décision de renouveler un contrat ne dépend pas uniquement de nous et certains facteurs liés à ce processus sont indépendants de notre volonté. Par conséquent, rien ne garantit que l'un ou l'autre de nos contrats actuels ou futurs sera prolongé ou, s'il l'est, que le niveau de rémunération sera acceptable pour nous. De plus, rien ne garantit que les arrondissements scolaires qui font actuellement appel à nos services ne tenteront pas de combler leur besoin de transport par d'autres moyens à l'avenir;
- il se pourrait que nous soyons incapables de trouver des entreprises convenant à une acquisition, ou de réaliser avec succès des acquisitions de façon rentable ou d'intégrer efficacement les entreprises acquises;
- il se pourrait que nous soyons incapables de repérer des occasions de conversion ou de remporter des contrats dans le cadre de soumissions de façon rentable.

Une forte concurrence dans le secteur du transport scolaire et un accroissement des regroupements au sein du secteur pourraient avoir un effet défavorable sur nous.

Le secteur du transport scolaire est hautement concurrentiel et nous prévoyons que la vive concurrence perdurera, tant pour l'obtention de contrats par voie de soumission, que pour les acquisitions potentielles. Cette concurrence pourrait entraîner une baisse de la rentabilité des contrats et augmenter le coût des acquisitions. Les contrats sont généralement octroyés au terme de soumissions publiques, et le prix constitue le critère principal de l'octroi d'un contrat. Nous avons un grand nombre de concurrents dans le secteur du transport scolaire, notamment des entreprises de transport qui disposent de ressources et d'installations beaucoup plus importantes que les nôtres. Rien ne garantit que nous serons en mesure de trouver, d'acquérir ou de gérer de manière rentable des contrats supplémentaires. De plus, rien ne garantit que les contrats de transport scolaire ou les entreprises acquises atteindront les niveaux de rentabilité prévus. Bien que, par le passé, nous ayons été concurrentiels sur le marché pour l'obtention de contrats et l'acquisition d'autres sociétés, rien ne garantit que nous le demeureront à l'avenir.

Plus particulièrement, le secteur du transport scolaire connaît un fort mouvement de regroupement, qui a intensifié la concurrence pour l'obtention de contrats et les acquisitions. Il nous arrive parfois de faire des demandes de renseignements non sollicitées en vue d'acquisitions possibles. Les faits et circonstances de chaque cas déterminent si des pourparlers ou, à la limite, une acquisition s'ensuivront. L'incapacité de faire face à la concurrence de façon efficace pourrait avoir un effet défavorable important sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

La hausse des primes d'assurance pourrait avoir un effet défavorable sur nous.

Le coût de notre couverture d'assurance de la responsabilité civile automobile, contre les dommages corporels aux tiers transportés, contre les dommages matériels et contre les accidents du travail est important. Nous pourrions

subir une augmentation de nos primes d'assurance en raison de nos résultats techniques ou en raison de hausses généralisées des primes imposées par certaines sociétés d'assurance sans rapport avec nos résultats techniques. À titre d'exploitant d'autobus scolaires, nous pourrions faire l'objet de réclamations pour dommages corporels ou décès et pour dommages matériels subis lors d'accidents. En général, nos polices d'assurance doivent être renouvelées chaque année. Notre capacité de continuer à obtenir une couverture d'assurance moyennant des primes abordables dépend de notre capacité de continuer à exercer nos activités en maintenant un dossier de sécurité acceptable. Une augmentation importante du nombre de réclamations présentées contre nous, la présentation d'une ou de plusieurs réclamations supérieures aux limites de notre police ou l'incapacité d'obtenir une couverture d'assurance adéquate à des taux acceptables pourraient avoir un effet défavorable important sur nous. De plus, l'applicabilité de la législation en matière de prescription concernant les dommages corporels subis par des mineurs est en général suspendue jusqu'à l'âge de la majorité. Par conséquent, il est possible que des accidents ayant causé des blessures à des mineurs à bord d'autobus scolaires ne donnent lieu à des poursuites que de nombreuses années plus tard, ce qui pourrait également avoir un effet défavorable important sur nous.

Les lois et règlements gouvernementaux actuels et futurs pourraient avoir un effet défavorable sur nous.

Nous sommes tenus de nous conformer aux lois et règlements concernant notamment la sécurité, l'aptitude des chauffeurs, l'assurance et les heures supplémentaires, promulgués par divers organismes de réglementation fédéraux et étatiques dont, entre autres, les agences de réglementation des véhicules motorisés de divers États, les ministères de l'éducation de divers États, la Federal Highway and Safety Administration, la National Highway Traffic Safety Administration et l'Occupational Safety and Health Administration. Par ailleurs, nous sommes dans l'obligation de nous conformer à certaines lois, telles que la loi des États-Unis intitulée *Americans with Disabilities Act*. Nous avons engagé et continuerons à engager des frais en vue de nous conformer à ces exigences juridiques, et ces frais pourraient augmenter à l'avenir. Un grand nombre de ces exigences juridiques prévoient des amendes importantes, des ordonnances, notamment dans le but de faire cesser les activités, et des sanctions pénales en cas d'infraction. Nous estimons nous conformer pour l'essentiel aux lois et règlements applicables en matière de sécurité, mais il est difficile de prévoir l'évolution de ces lois et règlements ou leur incidence sur nos activités ou nos résultats d'exploitation. Nous prévoyons que les normes adoptées aux termes de ces types de lois et règlements seront de plus en plus strictes et que le respect de ces lois et règlements accroîtra nos dépenses en immobilisations et d'autres types. De plus, nous ne pouvons prévoir si des lois ou règlements nouveaux seront adoptés et, le cas échéant, rien ne garantit que l'application de ces lois ou règlements et les frais supplémentaires devant être engagés pour nous conformer à ces lois n'auront pas un effet défavorable important sur nous. En outre, la reddition d'une ordonnance ou le prononcé d'un jugement important contre nous, la perte d'un permis ou d'une licence d'importance ou l'imposition d'une amende importante ou toute autre obligation supérieure à nos réserves ou qui n'est pas couverte par celles-ci ou par notre assurance pourraient avoir un effet défavorable sur nos activités, notre situation financière et nos résultats d'exploitation.

Il se pourrait que notre assurance ne couvre pas certaines pertes.

Nous pourrions être assujettis à certaines obligations relatives à des réclamations à l'égard desquelles une assurance ne peut généralement être obtenue, des risques que nous ne pouvons ou que nous choisissons de ne pas assurer en raison du coût élevé des primes ou pour d'autres raisons, ou pour un nombre d'incidents supérieur à la limite de couverture prévue par nos polices. Par exemple, nous n'avons pas d'assurance contre des réclamations liées à la rupture de contrat. L'obligation de verser des sommes à l'égard de responsabilités pour lesquelles nous ne sommes pas assurés, une obligation relative à une réclamation qui excède la limite de notre couverture prévue par nos polices d'assurance ou une multiplicité de réclamations autrement assurées pour des montants se situant dans les limites des franchises de nos polices d'assurance pourraient avoir un effet défavorable important sur nous, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Les exigences en matière d'environnement pourraient avoir un effet défavorable sur nous.

Nos installations et nos activités sont assujetties à un vaste ensemble constamment en évolution de lois et de règlements fédéraux, étatiques et locaux en matière d'environnement, de santé et sécurité au travail, notamment des lois et règlements régissant les émissions atmosphériques, l'évacuation des eaux usées, l'entreposage et la manutention de substances chimiques et dangereuses et la dépollution du sol et des eaux souterraines contaminés. Des frais additionnels, en sus de ceux déjà prévus dans le budget d'immobilisations ou d'exploitation, pourraient être engagés en

vue de nous conformer aux nouvelles lois et aux nouveaux règlements en matière d'environnement, aux nouvelles interprétations des lois et règlements actuels ou à une application plus rigoureuse de ces lois et règlements, et la plupart de ces frais pourraient difficilement être transmis aux clients. Il est impossible de prévoir l'importance de ces nouvelles dépenses. De plus, nous sommes responsables des frais d'enquête et des mesures correctives en cas de contamination de l'environnement (y compris la contamination causée par d'autres parties) dans les immeubles dont nous sommes propriétaires ou exploitants et dans d'autres propriétés où nous-mêmes ou nos prédécesseurs avons effectué ou organisé l'élimination de substances dangereuses. Même si nous sommes d'avis que ces responsabilités ou obligations de conformité en matière d'environnement ou de décontamination n'auront pas un effet défavorable important sur nos activités, rien ne garantit que ces responsabilités ou obligations de conformité ou de décontamination n'augmenteront pas dans l'avenir ni qu'elles n'auront pas d'effet défavorable important sur nous.

Le secteur du transport scolaire est fortement saisonnier.

Les activités du secteur du transport scolaire font l'objet de variations saisonnières. Plus particulièrement, étant donné que les clients versent souvent le montant annuel exigible en vertu d'un contrat en 10 versements se terminant en juin, il en résulte une baisse marquée des produits en juillet et août. Par conséquent, les exploitants d'autobus scolaires, y compris nous-mêmes, connaissent toujours une baisse importante de leur bénéfice d'exploitation au cours de ces mois. En raison du ralentissement généralisé de l'économie, un grand nombre d'arrondissements scolaires ont pratiqué, au cours des dernières années, des compressions importantes dans leur programme, dont les camps d'été et les programmes de transport nolisé. Nos résultats d'exploitation trimestriels fluctuent également en raison de divers facteurs, notamment la variation du nombre de jours de classe dans chaque trimestre (qui est fonction de la date de la première et dernière journées de l'année scolaire, des congés, du mois de la semaine de relâche et des conditions météorologiques qui peuvent entraîner la fermeture d'écoles). Par conséquent, les résultats périodiques ne sont pas nécessairement indicatifs des résultats globaux de l'exercice et les résultats trimestriels peuvent varier de façon considérable, à la fois dans le même exercice et d'un exercice à l'autre.

Il se pourrait que nous ne puissions maintenir les lettres de crédit ou les garanties de bonne fin requises par nos contrats de transport.

Nos contrats de transport par autobus scolaire prévoient généralement une garantie de bonne fin sous l'une ou l'autre des formes suivantes : des cautionnements de bonne fin, des lettres de crédit et des retenues de garantie. Les contrats exigent également le maintien d'une couverture d'assurance minimale, le maintien d'installations et de matériel de transport appropriés, et l'application de divers règlements d'exploitation. Rien ne garantit que nous pourrons continuer à obtenir les lettres de crédit ou garanties de bonne fin à titre de caution pour nos contrats ou que nous pourrons les obtenir à un coût qui n'ait pas un effet défavorable sur nos marges bénéficiaires ou nos flux de trésorerie. Le nombre d'autobus scolaires prévu aux termes de nos contrats pourrait généralement diminuer et, par conséquent, les produits tirés de ces contrats pourraient diminuer en fonction des exigences de nos clients. Tous les contrats de transport scolaire peuvent être révoqués par les arrondissements scolaires si certains critères de rendement ne sont pas respectés. Si nous ne pouvons obtenir une garantie de bonne fin ou si les modalités liées à cette garantie sont trop coûteuses, cela pourrait avoir un effet défavorable important sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Certains contrats conclus avec des clients pourraient prendre fin en raison de facteurs indépendants de notre volonté.

Certains de nos contrats de transport scolaire pourraient être résiliés pour des raisons indépendantes de notre volonté comme, par exemple, des coupures dans le financement de nos clients. Bien que nous soyons d'avis que nous avons établi des relations solides avec nos clients, rien ne garantit que nos contrats ne subiront pas l'effet de circonstances indépendantes de notre volonté.

Risques liés à la structure du capital

L'émetteur dépend de la société à l'égard des fonds disponibles pour distribution.

STA et STA ULC, qui sont respectivement propriétaires d'actions ordinaires et d'actions privilégiées de la société, dépendent des activités et des actifs de celle-ci. Les distributions d'encaisse aux porteurs de titres IPS, d'actions ordinaires et de billets subordonnés seront fonction de la capacité de la société à faire des versements de dividendes sur ses actions ordinaires détenues par STA et sur ses actions privilégiées détenues par STA ULC. Le montant réel de l'encaisse disponible en vue des paiements aux porteurs de billets subordonnés et des distributions aux porteurs de titres IPS, d'actions ordinaires ou de billets subordonnés sera fonction de plusieurs facteurs liés aux activités de la société, notamment la rentabilité, les variations de ses produits et du fonds de roulement, les dépenses en immobilisations, les lois applicables, le respect des contrats et des restrictions contractuelles des instruments régissant les dettes. Une réduction de la somme disponible pour une distribution, ou déjà distribuée, par la société, aura comme effet de réduire le montant de l'encaisse disponible pour STA ULC en vue d'effectuer des paiements aux porteurs de billets subordonnés et pour STA en vue d'effectuer des distributions aux porteurs d'actions ordinaires. Bien que STA ULC ait l'obligation contractuelle d'effectuer des versements d'intérêt sur les billets subordonnés, les distributions d'encaisse devant être effectuées par STA sur l'action ordinaire sous-jacente à un titre IPS ne sont pas garanties et varieront en fonction du rendement de la société.

Une partie importante de notre encaisse est distribuée, ce qui pourrait limiter la croissance potentielle.

Étant donné que la quasi-totalité de nos flux de trésorerie provenant de l'exploitation sont distribués, nos dépenses en immobilisations et nos dépenses d'exploitation supplémentaires dépendront de l'accroissement des flux de trésorerie ou de financement supplémentaire à l'avenir. L'absence de ces fonds pourrait limiter la croissance et les flux de trésorerie futurs de l'émetteur. De plus, l'émetteur pourrait être empêché de réaliser des acquisitions ou des placements intéressants parce qu'ils ne généreraient pas de croissance à court terme.

Il se pourrait que STA et STA ULC ne reçoivent pas de la société le montant de dividendes prévu à la politique en matière de dividendes que le conseil d'administration de la société a adoptée, voire qu'elles ne reçoivent aucun dividende.

La seule source de flux de trésorerie dont STA dispose pour le versement de dividendes sur les actions ordinaires réside dans les distributions sur sa participation dans la société. Le conseil d'administration de la société peut, à sa seule appréciation, modifier ou révoquer la politique initiale en matière de dividendes. Le conseil d'administration de la société pourrait réduire le montant des dividendes prévu dans cette politique initiale en matière de dividendes ou en cesser complètement le versement. À l'avenir, le versement de dividendes sur les actions ordinaires de la société, s'il en est, dépendra, entre autres, des résultats d'exploitation, des besoins en matière de liquidités, de la situation financière, des restrictions contractuelles, des occasions d'affaires, des dispositions des lois applicables ainsi que d'autres facteurs que le conseil d'administration peut juger pertinents. L'acte de fiducie relatif aux billets subordonnés et la convention de crédit modifiée et mise à jour renferment des restrictions importantes touchant la capacité de la société à verser des dividendes, notamment des restrictions empêchant le versement de dividendes avant que la société n'ait versé la totalité de l'intérêt différé, y compris l'intérêt couru y afférent, dans le cas où la société reporte le versement d'intérêt sur les billets subordonnés aux termes de l'acte de fiducie.

De plus, les flux de trésorerie après impôt de la société qui sont disponibles aux fins du versement de dividendes et d'intérêt diminueraient si les billets subordonnés étaient considérés comme des titres de participation plutôt que des titres de créance pour les besoins de l'impôt sur le revenu fédéral américain. Dans un tel cas, l'intérêt déclaré sur les billets subordonnés pourrait être considéré comme un dividende et ne serait pas déductible par la société pour les besoins de l'impôt sur le revenu fédéral américain, et cet intérêt ferait également l'objet d'une retenue d'impôt de réserve américain sur les dividendes. L'incapacité de la société de déduire l'intérêt sur les billets subordonnés pourrait donner lieu à une augmentation importante de son revenu imposable et, par conséquent, de la somme à payer au titre de l'impôt sur le revenu fédéral et étatique américain ainsi qu'à une réduction de l'encaisse disponible aux fins de distribution. Si cela devait se produire, les flux de trésorerie après impôt disponibles de la société aux fins du versement de dividendes et d'intérêts pourraient diminuer.

Sous réserve des restrictions figurant dans l'acte de fiducie, l'émetteur pourrait reporter de beaucoup le versement d'intérêt aux porteurs.

Avant le 21 décembre 2009, l'émetteur pourrait, à une ou plusieurs occasions, sous réserve des restrictions figurant dans l'acte de fiducie, reporter les versements d'intérêt sur les billets subordonnés pour une durée totale maximale de 24 mois. De plus, après le 21 décembre 2009, l'émetteur pourrait, à huit occasions, sous réserve de certaines restrictions, reporter les versements d'intérêt sur les billets subordonnés pendant une durée maximale de huit mois dans chaque cas. L'intérêt différé portera intérêt au même taux que les billets subordonnés. L'émetteur n'est pas tenu de verser l'intérêt différé au cours des cinq premières années avant le 21 décembre 2008, de sorte qu'une somme importante d'intérêt différé pouvait être due au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date. En ce qui concerne l'intérêt différé après le 21 décembre 2009, l'émetteur n'est pas tenu de payer la totalité de l'intérêt différé avant l'échéance, de sorte qu'une somme importante d'intérêt différé pouvait être due au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date; toutefois, l'émetteur doit payer intégralement la totalité de l'intérêt différé ainsi que l'intérêt couru sur celui-ci avant de reporter tout autre versement d'intérêt.

Les fluctuations du taux de change pourraient avoir une incidence sur le montant de l'encaisse distribuable de l'émetteur.

Les billets subordonnés sont libellés en dollars canadiens et leur remboursement à l'échéance sera effectué en dollars canadiens. La société n'a conclu aucune entente de couverture à l'égard du remboursement des billets subordonnés devant être effectué à l'échéance en 2016. Les distributions faites aux porteurs des titres IPS ainsi que des actions ordinaires et des billets subordonnés sous-jacents sont libellées en dollars canadiens. À l'inverse, la quasi-totalité des produits et des charges de l'émetteur ainsi que les distributions reçues de la société sont libellés en dollars américains. Par conséquent, l'émetteur sera exposé au risque de change.

Bien que la société (i) ait conclu une entente de couverture de cinq ans comportant 60 contrats de change à terme mensuels dans le cadre de son placement de titres IPS et ait conclu par la suite d'autres ententes de couverture à mesure que les contrats liés à l'entente de cinq ans initiale arrivaient à échéance, et (ii) ait conclu d'autres ententes de couverture après l'émission de titres IPS supplémentaires dans le cadre de l'acquisition ferme à l'égard d'un montant correspondant à environ 60 % des distributions mensuelles sur les titres IPS qui sont actuellement prévues pour les cinq prochaines années et d'un montant correspondant à environ 85 % des distributions mensuelles sur les titres IPS qui sont actuellement prévues jusqu'en juillet 2008, et que STA entende financer le reste du montant des distributions mensuelles sur les titres IPS qui sont actuellement prévues au moyen des flux de trésorerie provenant des activités canadiennes de la société pour réduire le risque de change à l'égard du montant total des distributions sur les titres IPS qui sont actuellement prévues, rien ne garantit que ces opérations suffiront à la protéger complètement contre ce risque. Si les opérations de couverture et les flux de trésorerie libellés en dollars canadiens n'offrent pas une protection complète contre ce risque, les variations du taux de change entre les dollars américain et canadien pourraient avoir un effet défavorable important sur la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur et pourraient avoir un effet défavorable sur les distributions d'encaisse de l'émetteur.

L'importante dette consolidée de la société pourrait avoir un effet négatif sur nos activités.

La société a une dette importante. Le 30 juin 2006, la société avait une dette totale (y compris une dette de 80,5 millions de dollars envers les porteurs de titres IPS et les porteurs des billets subordonnés distincts émis par STA ULC) de 109,4 millions de dollars. De plus, l'acte de fiducie aux termes duquel les billets subordonnés sont émis permet de contracter de nouvelles dettes sous réserve du respect de certains engagements.

Le degré d'endettement de la société sur une base consolidée pourrait avoir des conséquences importantes pour les porteurs de titres IPS, d'actions ordinaires et de billets subordonnés sous-jacents et notamment :

- l'aptitude de la société à obtenir à l'avenir un financement supplémentaire pour le fonds de roulement, les dépenses en immobilisations ou d'autres objectifs pourrait être limitée;
- la société pourrait ne pas être en mesure de refinancer sa dette ou de la refinancer à des conditions acceptables;

- la capacité de la société d'effectuer des distributions à STA ULC pourrait être limitée, ce qui pourrait empêcher STA ULC de s'acquitter de ses obligations à l'égard des billets subordonnés;
- une partie importante des flux de trésorerie de l'émetteur (sur une base consolidée) sera vraisemblablement consacrée au paiement du capital et de l'intérêt sur la dette de la société, y compris les billets subordonnés, réduisant ainsi les fonds disponibles pour les activités futures, les dépenses en immobilisations et/ou les dividendes sur les actions ordinaires de la société;
- l'émetteur pourrait être plus vulnérable en cas de ralentissement économique et limité dans son aptitude à résister aux pressions de la concurrence;
- la société pourrait être limitée dans son aptitude à prévoir les changements dans ses activités ou dans le secteur qu'elle exploite, et à y réagir;
- la société pourrait être désavantagée par rapport à ses concurrents qui ont moins de dettes.

L'acte de fiducie relatif aux billets subordonnés ne limite pas la capacité de STA ULC d'émettre des billets subordonnés supplémentaires représentés par des titres IPS supplémentaires dans le cadre du rachat d'actions ordinaires de catégorie B de la société dans le cadre d'un cas de rachat.

Il se pourrait que STA ULC ne soit pas en mesure de racheter les billets subordonnés en cas de changement de contrôle comme l'acte de fiducie relatif aux billets subordonnés le stipule.

Dans le cas de certains types précis de changement de contrôle, STA ULC aura l'obligation d'offrir de racheter les billets subordonnés en circulation à 101 % de leur montant en capital plus l'intérêt couru et impayé, le cas échéant, jusqu'à la date de rachat. Cependant, il se pourrait que STA ULC n'ait pas les fonds suffisants au moment du changement de contrôle pour effectuer les rachats requis ou que les restrictions imposées par la convention de crédit modifiée et mise à jour ne permettent pas ces rachats. L'incapacité de racheter des billets subordonnés déposés constituerait un manquement à l'acte de fiducie relatif aux billets subordonnés, ce qui constituerait également un manquement aux dispositions de la convention de crédit modifiée et mise à jour.

Tout changement dans la solvabilité de l'émetteur pourrait avoir un effet sur la valeur des titres IPS, des actions ordinaires et des billets subordonnés.

La solvabilité apparente de l'émetteur, de la société et de leurs filiales respectives ayant garanti les billets subordonnés pourrait avoir un effet sur le cours ou la valeur et la liquidité des titres IPS, des actions ordinaires et des billets subordonnés.

Il se pourrait que les clauses restrictives de la convention de crédit modifiée et mise à jour et de l'acte de fiducie relatif aux billets subordonnés aient une incidence sur les activités de la société et nuisent à sa capacité de mettre en œuvre ses stratégies d'affaires.

La convention de crédit modifiée et mise à jour et l'acte de fiducie relatif aux billets subordonnés comportent tous deux des clauses restrictives qui limitent la capacité de la société d'effectuer, entre autres, ce qui suit :

- contracter de nouvelles dettes;
- verser des dividendes et effectuer des distributions sur les titres de participation ou faire certains autres paiements ou placements restrictifs;
- vendre des actifs;
- consolider, fusionner, vendre ou céder autrement la totalité ou la quasi-totalité des actifs de la société;
- réaliser des opérations avec des membres du même groupe que la société ou l'émetteur;
- constituer des privilèges, priorités, hypothèques légales ou droits de rétention;
- s'engager dans de nouveaux secteurs d'activités.

En outre, la convention de crédit modifiée et mise à jour contient des clauses supplémentaires et plus restrictives qui interdisent à la société et à certains membres du même groupe qu'elle de rembourser par anticipation ses autres dettes, et interdisant notamment à STA ULC de rembourser par anticipation les billets subordonnés, tant que la dette aux termes de la convention de crédit modifiée et mise à jour est en cours. Par ailleurs, la convention de crédit modifiée et mise à jour exige que la société obtienne des résultats financiers et d'exploitation déterminés et qu'elle respecte certains ratios financiers précis. Certains facteurs, indépendants de la volonté de la société, pourraient nuire à sa capacité de se conformer à ces ratios.

Un manquement à l'une ou l'autre des clauses restrictives de la convention de crédit modifiée et mise à jour ou l'incapacité de la société de respecter les ratios financiers requis pourrait constituer un défaut aux termes de la convention de crédit modifiée et mise à jour. Dans ce cas, les prêteurs associés à la convention de crédit modifiée et mise à jour pourraient décider d'exiger le remboursement immédiat de tous les emprunts en cours dans le cadre de la facilité, y compris l'intérêt couru et les autres frais, ce qui entraînerait un cas de défaut aux termes de l'acte de fiducie relatif aux billets subordonnés.

Le report de versements d'intérêt pourrait avoir un effet défavorable pour les porteurs sur le plan des incidences fiscales fédérales canadiennes et pourrait avoir un effet défavorable sur le cours des titres IPS.

Si l'émetteur reporte des versements d'intérêt sur les billets subordonnés, les porteurs de billets subordonnés pourraient être tenus de constater un revenu d'intérêt pour les besoins de l'impôt sur le revenu fédéral canadien à l'égard des billets subordonnés avant d'avoir touché le versement en espèces de cet intérêt. En outre, le porteur ne touchera pas cette somme en espèces s'il vend les titres IPS ou les billets subordonnés, selon le cas, avant la fin de la période de report ou avant la date de clôture des registres arrêtée pour les versements d'intérêt qui doivent être effectués.

Si l'émetteur reporte des versements d'intérêt, les titres IPS et les billets subordonnés pourraient se négocier à un cours qui ne tient pas entièrement compte de la valeur de l'intérêt couru mais impayé sur les billets subordonnés. De plus, l'existence du droit de l'émetteur de reporter des versements d'intérêt sur les billets subordonnés en certaines circonstances pourrait rendre le cours des titres IPS ou des billets subordonnés plus volatil que celui de titres ne comportant pas une telle caractéristique.

Les ventes futures ou la possibilité de ventes futures de quantités importantes de titres IPS, d'actions ordinaires ou de billets subordonnés pourraient avoir une incidence sur le cours des titres IPS, des actions ordinaires et des billets subordonnés et pourraient entraîner une dilution.

Les ventes futures ou la possibilité de ventes futures de quantités importantes de titres IPS, d'actions ordinaires ou de billets subordonnés dans le marché pourraient avoir un effet défavorable sur le cours des titres IPS, des actions ordinaires et des billets subordonnés de l'émetteur et pourraient compromettre la capacité de l'émetteur de réunir des capitaux au moyen de ventes futures de ces titres. En outre, l'émission de titres IPS ou d'actions ordinaires supplémentaires pourrait entraîner une dilution du placement de l'investisseur dans les titres de l'émetteur et réduire l'encaisse distribuable par action ordinaire ou par titre IPS.

L'émetteur pourrait émettre des actions ordinaires et des billets subordonnés, possiblement sous forme de titres IPS, ou d'autres titres, à l'occasion, dans le but de réunir des capitaux ou à titre de contrepartie d'acquisitions et de placements futurs. Dans le cas d'une acquisition ou d'un placement important, le nombre d'actions ordinaires et/ou le capital global des billets subordonnés qui pourraient être offerts sous forme de titres IPS, ou le nombre ou le capital global, selon le cas, d'autres titres pouvant être émis pourrait également être important. De plus, des droits d'inscription pourraient également être conférés à l'égard de ces titres IPS, actions ordinaires, billets subordonnés ou autres titres dans le cadre d'acquisitions ou de placements.

Admissibilité aux fins de placement

Rien ne garantit que les actions ordinaires et les billets subordonnés représentés par les titres IPS continueront d'être des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés

d'épargne-études. En outre, en ce qui concerne le traitement des titres IPS (ou de titres similaires), rien ne garantit que la législation et les pratiques administratives en matière d'impôt sur le revenu fédéral canadien ne seront pas modifiées d'une manière ayant un effet défavorable pour les porteurs de tels titres.

Il se pourrait que l'Internal Revenue Service des États-Unis conteste l'assimilation des billets subordonnés à des titres de créance.

Rien ne garantit que les lois de l'impôt sur le revenu fédéral américaines et les politiques administratives de l'IRS concernant les incidences fiscales fédérales américaines qui devraient découler de la détention des titres IPS ne seront pas modifiées d'une manière qui aurait un effet défavorable sur les porteurs non américains.

Aucune autorité législative, judiciaire ou administrative n'aborde directement le traitement des titres IPS ou des billets subordonnés, ou encore d'instruments similaires aux titres IPS ou aux billets subordonnés, pour les besoins de l'impôt sur le revenu fédéral américain. En conséquence, les incidences fiscales fédérales américaines découlant de l'achat, de la propriété et de la disposition de titres IPS et de billets subordonnés sont incertaines. La société a reçu de ses conseillers juridiques un avis selon lequel l'acquisition d'un titre IPS devrait être traitée comme l'acquisition de l'action ordinaire et des billets subordonnés en tant que titres distincts, et que les billets subordonnés devraient être assimilés à des titres de créance pour les besoins de l'impôt sur le revenu fédéral américain. La société a l'intention de continuer de déduire l'intérêt sur ces billets subordonnés pour les besoins de l'impôt. Toutefois, l'IRS ou les tribunaux pourraient adopter comme position que les titres IPS ne constituent qu'un seul titre assimilé à un titre de participation, ou que les billets subordonnés sont bel et bien assimilés à un titre de participation pour les besoins de l'impôt sur le revenu fédéral américain, ce qui pourrait avoir un effet défavorable sur le montant, le moment du versement et le type de revenu, de gain ou de perte à l'égard du placement du porteur dans les titres IPS ou les billets subordonnés, et accroître considérablement le revenu imposable de la société et, par conséquent, la somme à payer au titre de l'impôt sur le revenu fédéral et étatique américain. Une telle situation aurait un effet défavorable sur la situation financière, les flux de trésorerie et les liquidités de la société, et pourrait nuire à sa capacité d'effectuer des versements d'intérêt ou de dividende sur les billets subordonnés et les actions ordinaires dont STA est propriétaire et pourrait avoir un effet sur la capacité de la société de poursuivre ses activités.

En outre, les porteurs non américains pourraient être assujettis à une retenue d'impôt ou à des droits de succession fédéraux américains à l'égard des billets subordonnés, et la société pourrait être redevable des retenues d'impôt sur les versements d'intérêt faits antérieurement aux porteurs non américains. Les versements effectués aux porteurs étrangers ne seraient pas majorés pour les besoins de ces impôts. Les déductions d'impôt de la société au titre de l'intérêt pourraient être compromises à l'avenir en conséquence d'une modification de la loi ou de décisions administratives ou judiciaires rendues à l'avenir et, dans un tel cas, la société pourrait devoir examiner l'effet de tels développements sur le calcul des réserves et obligations de la société au titre des impôts futurs.

Si l'émetteur émet ultérieurement des billets subordonnés comportant un escompte d'émission important, l'émetteur pourrait ne pas être en mesure de déduire tout l'intérêt sur les billets subordonnés.

Des billets subordonnés émis dans le cadre d'un placement ultérieur pourraient être émis moyennant un escompte par rapport à leur valeur nominale et, en conséquence, comporter un « escompte d'émission important » et être assimilés à des obligations à rendement élevé comportant un escompte (*applicable high yield discount obligations*) pour les besoins de l'impôt sur le revenu fédéral américain. Si ces billets subordonnés étaient traités comme tels, une portion de l'escompte d'émission de ces billets ne serait pas déductible par la société et le reste ne serait déductible qu'au moment de son versement. Toute limitation de la capacité de la société à déduire l'intérêt pour les besoins de l'impôt aurait pour effet d'accroître le revenu imposable de la société et pourrait avoir un effet défavorable sur les flux de trésorerie de la société disponibles pour le versement d'intérêt et les distributions aux actionnaires de la société.

Une répartition du prix d'achat des titres IPS qui supposerait un escompte d'émission pourrait réduire la somme que le porteur pourrait recouvrer en cas d'avancement de l'échéance du remboursement du capital des billets subordonnés ou encore de faillite de l'émetteur.

Aux termes des lois sur la faillite de l'État de New York et du gouvernement fédéral américain, si les billets subordonnés sont traités comme comportant un escompte d'émission du fait que la répartition du prix d'achat n'est pas

respectée, les porteurs de ces billets subordonnés comportant un escompte d'émission pourraient ne pas être en mesure de recouvrer la portion du capital de ces billets subordonnés qui représente l'escompte d'émission non amorti à la date d'avancement de l'échéance ou à la date de dépôt des procédures de mise en faillite, selon le cas, s'il se produit un avancement de l'échéance des billets subordonnés ou si l'émetteur fait faillite avant la date d'échéance des billets subordonnés. En conséquence, le fait que les billets subordonnés soient traités comme comportant un escompte d'émission pourrait avoir pour effet de réduire ultimement le montant que le porteur pourrait recouvrer de l'émetteur en cas d'avancement de l'échéance ou de faillite.

La société ou un autre payeur pourrait ne pas être en mesure de déclarer le montant exact de l'escompte d'émission aux porteurs de titres IPS ou de billets subordonnés ainsi qu'à l'IRS, et, par conséquent, pourrait être assujetti à des pénalités importantes de la part de l'IRS pour un tel manquement.

L'*Internal Revenue Code* exige, en règle générale, que le payeur d'intérêt et d'escompte d'émission déclare aux bénéficiaires et à l'IRS les montants d'intérêt et d'escompte d'émission devant être inclus dans le revenu de ces bénéficiaires, à moins qu'une dispense d'information ne s'applique. Si des billets subordonnés comportent un escompte d'émission et qu'une dispense d'information s'applique, la société ou un autre payeur pourrait ne pas être en mesure de déclarer le montant exact de l'escompte d'émission au bénéficiaire concerné étant donné que tous les billets subordonnés sont émis et seront négociés sous le même numéro CUSIP et seront détenus par inscription en compte au nom de la CDS ou de son mandataire, CDS & Co. En conséquence, l'identité des porteurs des billets subordonnés émis moyennant un escompte d'émission pourrait ne pas être connue et, par conséquent, ni la société ni un autre payeur ne serait en mesure de déclarer le montant exact de l'escompte d'émission à l'IRS et aux bénéficiaires concernés.

Dans ces circonstances, la société ou un autre payeur pourrait choisir de déclarer cet escompte d'émission à tous les porteurs de billets subordonnés. La société estime que cette déclaration pourrait satisfaire aux exigences de déclaration de l'escompte d'émission et ainsi réduire ou éliminer le risque que la société soit assujettie à des pénalités pour ne pas avoir correctement déclaré l'escompte d'émission. Les porteurs non américains qui sont admissibles à l'exonération relative à l'intérêt de placement ne devraient pas, en règle générale, être assujettis à l'obligation de déclaration de l'escompte d'émission, et ne devraient donc généralement pas être assujettis à cette obligation d'information. Les pénalités imposées pour motif de manquement à l'obligation de déposer et de déclarer le montant exact de cet escompte d'émission à l'IRS pourraient être importantes.

En conséquence, le porteur assujetti à l'obligation de déclarer l'escompte d'émission pourrait être tenu de faire une telle déclaration même s'il a acheté des billets subordonnés ne comportant pas d'escompte d'émission, à moins qu'il puisse établir à la satisfaction de l'IRS que ses billets subordonnés ne comportaient pas d'escompte d'émission. L'IRS pourrait soutenir que, à moins que le porteur puisse établir qu'il ne détient pas de billets subordonnés comportant d'escompte d'émission, tous les billets subordonnés détenus par ce porteur comporteront un escompte d'émission. Les acquéreurs éventuels devraient consulter leurs propres conseillers fiscaux pour déterminer les incidences particulières de l'impôt sur le revenu fédéral américain découlant d'un escompte d'émission, y compris la déclaration exacte du montant de l'escompte d'émission dans ces circonstances ainsi que l'applicabilité et l'effet des lois fiscales étatiques et locales des États-Unis.

Les billets subordonnés pourraient comporter un escompte d'émission pour les besoins de l'impôt sur le revenu fédéral américain.

Des billets subordonnés peuvent être émis dans le cadre d'opérations distinctes et, en conséquence, il se pourrait que la question de l'escompte d'émission soit soulevée à l'occasion de certaines émissions selon les faits au moment en cause, c'est-à-dire si la portion du prix d'achat de chaque billet IPS attribuée aux billets subordonnés est jugée trop élevée ou si l'éventualité d'un report des versements d'intérêt sur les billets subordonnés n'est pas jugée « éloignée » ou si un report d'intérêt se produit réellement.

En règle générale, le porteur non américain ne sera pas assujetti à l'impôt sur le revenu fédéral américain en ce qui a trait à cet escompte d'émission, dans la mesure où celui-ci n'est pas effectivement relié à l'exploitation par le porteur d'un commerce ou d'une entreprise aux États-Unis et que ce porteur est admissible à l'exonération relative à l'intérêt de placement. Si le porteur non américain ne satisfait pas à ces exigences, il pourrait généralement être tenu d'inclure l'escompte d'émission dans son revenu avant la réception de la somme en espèces attribuable à ce revenu, et

cet escompte d'émission pourrait être assujetti à l'impôt sur le revenu fédéral américain ou à une retenue d'impôt. Les investisseurs éventuels devraient consulter leur propre conseiller fiscal pour déterminer les incidences particulières de l'impôt sur le revenu fédéral américain découlant d'un escompte d'émission, y compris l'applicabilité et l'effet de la législation fiscale étatique et locale américaine.

L'obligation d'inclure un escompte d'émission dans le revenu avant la réception de la somme en espèces attribuable à ce revenu pourrait dissuader des personnes des États-Unis ainsi que les porteurs non américains assujettis à l'impôt sur le revenu fédéral américain sur l'escompte d'émission d'acquérir des billets subordonnés et pourrait avoir un effet défavorable sur la liquidité des titres IPS et des billets subordonnés.

Certaines incidences fiscales américaines pourraient dissuader des tiers d'effectuer une offre d'achat ou une opération de changement de contrôle.

Dans certains cas, le paragraphe 163(j) du Code limite les déductions qu'une société peut faire au titre de l'intérêt versé à des personnes étrangères exonérées de l'impôt américain. Pour les besoins de cette disposition, une société et un créancier de la société sont généralement considérés comme étant « apparentés » si le créancier détient, directement ou par attribution, plus de 50 % des droits de vote ou de la valeur de la société. La souscription d'un titre IPS devrait être traitée pour les besoins de l'impôt américain comme un achat à la fois d'un titre de participation et d'un titre de créance de l'émetteur. Par conséquent, un achat par une personne non américaine de plus de 50 % des titres IPS pourrait limiter les déductions par l'émetteur au titre de l'intérêt versé sur les billets subordonnés représentés par ces titres IPS ou détenus autrement par une telle personne. Ces incidences fiscales pourraient dissuader des tiers de lancer sur l'émetteur une offre d'achat ou une autre opération de changement de contrôle qui aurait autrement pu donner lieu au versement d'une prime pour les titres IPS.

Information à fournir conformément à la circulaire 230

Les déclarations faites dans les présentes au sujet de l'impôt fédéral américain ne sont pas destinées à tenir lieu de fondement pour éviter des pénalités, et aucun contribuable ne doit s'en servir à cette fin. Ces déclarations sont présentées dans le contexte de la commercialisation ou de la promotion de l'opération à laquelle elles se rapportent. Chaque contribuable est prié d'obtenir l'avis d'un conseiller fiscal indépendant en fonction de sa situation particulière.

Nous pourrions être dans l'impossibilité d'effectuer tous les remboursements de capital sur les billets subordonnés.

Les billets subordonnés arriveront à échéance le 21 décembre 2016. STA ULC pourrait ne pas être en mesure de refinancer le capital des billets subordonnés pour pouvoir rembourser le capital impayé ou ne pas avoir tiré suffisamment de liquidités de l'exploitation pour s'acquitter de cette obligation. Rien ne garantit que STA ULC sera en mesure de rembourser le capital impayé à l'échéance des billets subordonnés.

Étant donné que les garanties relatives aux billets subordonnés sont subordonnées, en cas de distribution aux créanciers de la société dans le cadre de procédures en faillite, en liquidation ou en réorganisation ou de toute autre procédure similaire visant la société ou encore ses biens ou éléments d'actif, les porteurs de la dette de premier rang de la société auront droit au remboursement intégral en espèces de leurs créances avant qu'un paiement quelconque puisse être effectué à l'égard des billets subordonnés aux termes de la garantie de la société.

Il n'existe pas de marché public pour la négociation des actions ordinaires et des billets subordonnés et leur liquidité est limitée.

Ni les actions ordinaires ni les billets subordonnés n'ont par le passé été négociés sur un marché public. L'émetteur ne s'attend pas actuellement à ce qu'un marché boursier actif se développe pour les actions ordinaires avant l'échéance des billets subordonnés. Si les billets subordonnés représentés par les titres IPS arrivent à échéance ou sont rachetés au gré de l'émetteur ou du porteur, les titres IPS seront automatiquement séparés. BMO Nesbitt Burns Inc. et Marchés mondiaux CIBC Inc. (« CIBC ») nous ont déjà informés qu'elles avaient l'intention de créer un marché pour les billets subordonnés sous réserve des pratiques d'usage du marché et des exigences et limites juridiques et réglementaires applicables. Toutefois, BMO Nesbitt Burns Inc. et CIBC n'ont aucune obligation de créer un tel marché

et peuvent interrompre les activités en ce sens, si elles les entreprennent, à tout moment, sans préavis. De plus, si BMO Nesbitt Burns Inc. et/ou CIBC créent un marché pour les billets subordonnés, rien ne garantit que ce marché sera suffisamment liquide pour les porteurs de ces titres.

Le cours des titres IPS, des actions ordinaires ou des billets subordonnés pourrait être volatil.

Il n'existait qu'un marché public limité pour la négociation de titres représentatifs de titres participatifs et à revenu en dépôt. Des facteurs comme les variations des résultats financiers de l'émetteur, les annonces faites par celui-ci ou par d'autres personnes, les faits nouveaux qui touchent les activités de la société ou le secteur du transport scolaire aux États-Unis, le niveau général des taux d'intérêt et des prix du carburant, le cours des actions ordinaires et la volatilité du marché en général pourraient faire fluctuer considérablement le cours des titres IPS, des actions ordinaires ou des billets subordonnés.

De plus, les ventes futures ou la mise en vente de quantités importantes de titres IPS ou d'actions ordinaires ou d'un montant important de capital de billets subordonnés sur le marché public pourraient avoir un effet défavorable sur le cours des titres IPS, des actions ordinaires et des billets subordonnés et sur la capacité de l'émetteur de mobiliser des capitaux au moyen de ventes futures de ces titres.

La déduction par la société de l'intérêt sur les billets subordonnés constituera vraisemblablement une « double perte consolidée » pour les besoins de l'impôt sur le revenu fédéral américain et pourrait entraîner un refus de ces déductions d'intérêt si un « événement déclencheur » se produisait.

Aux termes du paragraphe 1503(d) et des règlements du Trésor pris en application de celui-ci, les déductions d'intérêt à l'égard des billets subordonnés entraîneront vraisemblablement une « double perte consolidée » pour les besoins de l'impôt sur le revenu fédéral américain et ne seront par conséquent déductibles par la société que si cette dernière et STA ULC font le choix prévu au paragraphe 1.1503-2(g)(2) et se conforment à toutes les exigences applicables, notamment celles relatives à la publication annuelle d'un rapport et d'une attestation. La société et STA ULC sont tenues de faire un tel choix et de se conformer à toutes les exigences applicables, et elles ont l'intention de continuer de respecter ces exigences. Cependant, en dépit d'un tel choix, si un « événement déclencheur » se produit (par exemple, l'utilisation de telles pertes pour réduire le revenu d'une autre personne non américaine ou, dans certains cas, l'aliénation d'actions ou d'actifs de STA ULC), la société sera généralement tenue de déclarer les montants de toutes les déductions d'intérêt antérieures sur les billets subordonnés (majorées de l'intérêt s'y rapportant) à titre de revenu brut dans l'année au cours de laquelle est survenu l'événement déclencheur. La société et STA ULC ont l'intention de se conformer à toutes les exigences de publication de rapport et d'attestation concernant les doubles pertes consolidées et d'exercer leurs activités de manière à ce qu'aucun événement déclencheur ne se produise. Cependant, si la société et STA ULC ne se conforment pas à ces exigences en matière de publication de rapports et d'attestations, ou si un événement déclencheur survient et qu'aucune exception ne s'applique, le revenu imposable de la société et, par conséquent, le montant de son impôt sur le revenu fédéral américain à payer s'en trouveraient considérablement accrus. Cette situation aurait un effet défavorable sur la situation financière, les flux de trésorerie et la liquidité de la société, et pourrait nuire à la capacité de l'émetteur d'effectuer des versements d'intérêt ou de dividende sur les billets subordonnés et les actions ordinaires et pourrait nuire à la capacité de la société de poursuivre son exploitation.

L'application des règles fiscales fédérales américaines relatives aux « inversions » de sociétés est incertaine.

Des dispositions législatives fédérales américaines en matière d'impôt sur le revenu adoptées en octobre 2004 portant sur les « inversions » de sociétés (c.-à-d. certaines opérations dans le cadre desquelles une société non américaine acquiert la quasi-totalité des titres de participation ou des actifs d'une société ou d'une société de personnes américaine et en conséquence desquelles les anciens titulaires de titres de participation de la société ou de la société de personnes américaines deviennent propriétaires d'un niveau déterminé d'actions de la société non américaine) prévoient que, dans certains cas, la société non américaine pourrait être traitée comme une société américaine pour les besoins de l'impôt sur le revenu fédéral américain. Il semble que cette législation, telle qu'elle a été adoptée, ne s'applique pas à STA, étant donné que les porteurs vendeurs de la société au moment du premier appel public à l'épargne ne sont propriétaires d'aucune action de STA à la suite de ce premier appel public à l'épargne et des opérations connexes ou des placements de titres IPS ultérieurs. Cette législation confère toutefois au Trésor des États-Unis le pouvoir

d'adopter des règlements d'application; si celui-ci exerçait ce pouvoir de façon générale et rétroactive, les dispositions relatives aux « inversions » pourraient s'appliquer à STA et, par conséquent, accroître la retenue d'impôt américaine pratiquée sur les dividendes versés sur les actions ordinaires aux porteurs non américains.

Un changement de propriété pourrait limiter notre capacité d'utiliser certaines pertes pour les besoins de l'impôt sur le revenu fédéral américain et pourrait accroître notre impôt à payer.

Le premier appel public à l'épargne visant les titres IPS a entraîné un « changement de propriété », au sens attribué au terme *ownership change* dans les lois de l'impôt sur le revenu fédéral américain, en ce qui a trait aux dispositions relatives aux reports prospectifs des pertes d'exploitation nettes, aux crédits pour impôt minimum de remplacement et aux autres avantages fiscaux similaires. En raison de ce changement de propriété, ainsi que de tout autre changement de propriété antérieur ou ultérieur, le cas échéant, notre capacité d'utiliser nos reports prospectifs de perte d'exploitation nette et nos autres avantages fiscaux provenant des périodes antérieures au placement de titres IPS sera assujettie à certaines restrictions. Il est possible qu'à l'avenir ces restrictions puissent limiter notre capacité d'utiliser ces avantages fiscaux et, par conséquent, entraîner une augmentation de notre impôt sur le revenu fédéral américain à payer. Une telle augmentation pourrait réduire les fonds disponibles en vue du versement de dividendes sur les actions ordinaires de catégorie A et d'intérêt sur les billets subordonnés.

Étant donné que la société, promoteur de l'émetteur, a été constituée sous le régime des lois d'un territoire étranger et qu'elle réside à l'extérieur du Canada, il pourrait être impossible de faire valoir certains droits et de faire exécuter certains jugements en matière civile.

La société est un promoteur de l'émetteur et elle a été constituée sous le régime des lois d'un territoire étranger et réside à l'extérieur du Canada. Bon nombre de ses administrateurs et membres de la direction ainsi que certains experts nommés ailleurs dans la présente notice annuelle sont résidents de pays autres que le Canada. La quasi-totalité des actifs de la société et des actifs de ces personnes sont situés à l'extérieur du Canada. En conséquence, bien que la société ait désigné STA à titre de mandataire pour le service d'actes de procédure en Ontario, les porteurs de titres IPS pourraient avoir de la difficulté à intenter une poursuite au Canada contre ces résidents non canadiens. En outre, il pourrait être impossible pour les porteurs de titres IPS de faire exécuter à l'encontre de la société et de ces autres résidents non canadiens des jugements rendus par des tribunaux canadiens sur le fondement des dispositions en matière de responsabilité civile de la législation de certaines provinces et de certains territoires du Canada en matière de valeurs mobilières. Il pourrait également être difficile pour les porteurs de titres IPS d'avoir gain de cause dans le cadre d'une poursuite intentée aux États-Unis uniquement sur le fondement de violations des lois canadiennes en matière de valeurs mobilières.

MARCHÉ POUR LA NÉGOCIATION DES TITRES

Les titres IPS sont cotés et négociés à la Bourse de Toronto (la « TSX »).

Le tableau suivant présente la fourchette des cours et le volume moyen mensuel des opérations sur les titres IPS à la TSX pour l'exercice 2006.

Période	Haut $	Bas $	Volume
Juillet 2005	13,70	12,65	534
Août 2005	14,20	12,75	983
Septembre 2005	13,70	12,00	1 047
Octobre 2005	12,73	10,65	600
Novembre 2005	13,74	11,75	587
Décembre 2005	13,60	12,50	547
Janvier 2006	14,00	13,10	218
Février 2006	13,70	13,00	817
Mars 2006	13,00	10,9	1 166
Avril 2006	12,60	11,42	246
Mai 2006	12,64	11,66	343
Juin 2006	12,15	10,00	568

ÉMISSIONS ANTÉRIEURES

Les seuls titres que l'émetteur a émis au cours des 12 mois précédant le 30 juin 2006 sont les 3 100 000 titres IPS émis le 25 octobre 2005 dans le cadre du placement privé et les 4 900 000 titres IPS émis le 14 juin 2006 dans le cadre de l'acquisition ferme. STA Holdings a émis 133 549 actions de catégorie B-2 au cours des 12 mois précédant le 30 juin 2006 aux termes du régime incitatif à base de titres de participation, dont 27 165 actions ont été retenues, à la demande des participants, aux fins du règlement des retenues d'impôt sur ces attributions. Au 30 juin 2006, il reste 106 384 actions de catégorie B-2 en circulation aux termes du régime incitatif à base de titres de participation.

PROMOTEURS

STA, Inc., filiale en propriété exclusive de la société, est considérée comme un promoteur de l'émetteur étant donné qu'elle a participé à la structuration des activités et des affaires de l'émetteur.

MEMBRES DE LA DIRECTION ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

La société a recours aux services de Coast Cities Truck Sales, Inc. (« Coast Cities »), concessionnaire de matériel de transport, afin, principalement, qu'elle l'aide avec l'achat et la vente de véhicules, sous l'autorité du président et chef de l'exploitation de la société. De plus, la société a recours aux services-conseils de Coast Cities pour les besoins de l'évaluation de flottes de véhicules dans le cadre de ses activités d'acquisition. Ces services d'évaluation sont fournis gratuitement. Coast Cities est une société contrôlée par un membre de la famille de M. Denis Gallagher, président du conseil et chef de la direction de la société. Les services d'achat et de vente sont fournis aux termes d'une entente non contractuelle en contrepartie d'une commission correspondant à 1 % de la valeur du prix d'achat ou de vente des véhicules de la société. La société estime que cette commission est comparable à celle qui serait exigée dans le cadre d'une entente sans lien de dépendance de même nature. La société a versé à Coast Cities des montants totalisant 300 000 $ pour l'exercice terminé le 30 juin 2006 et 21 000 $ pour la période de 192 jours terminée le 30 juin 2005.

La société a recours aux services de Reilly Partners Inc. (« Reilly Partners »), agence de recrutement de cadres, afin qu'elle l'aide à recruter de personnel de gestion de choix. M. Robert Reilly, président du conseil et associé fondateur de Reilly Partners, est administrateur de STA Holdings, la société d'exploitation aux États-Unis. Au cours de l'exercice financier 2006, la société a versé 100 000 $ à Reilly Partners en contrepartie de services de recrutement de cadres.

PRÊTS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA HAUTE DIRECTION

Aucun prêt n'a été consenti par l'émetteur ou l'une de ses filiales à une personne qui est ou a été à tout moment au cours du dernier exercice terminé de l'émetteur un administrateur ou un membre de la haute direction de l'émetteur.

AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

L'agent des transferts et agent chargé de la tenue des registres pour les titres IPS et pour les actions ordinaires est Services aux Investisseurs Computershare Inc., à son bureau principal à Toronto, en Ontario.

CONTRATS IMPORTANTS

Les seuls contrats importants auxquels l'émetteur ou la société sont parties au 30 juin 2006 (autrement que dans le cours normal des activités) sont les suivants :

- l'acte de fiducie relatif aux billets subordonnés dont il est question sous la rubrique « Description des billets subordonnés »;

- la convention des porteurs de titres dont il est question sous la rubrique « Convention des porteurs de titres »;
- la première modification de la convention de crédit modifiée et mise à jour datée du 15 septembre 2005;
- la deuxième modification de la convention de crédit modifiée et mise à jour datée du 30 novembre 2005;
- la troisième modification de la convention de crédit modifiée et mise à jour datée du 19 décembre 2005;
- la quatrième modification de la convention de crédit modifiée et mise à jour datée du 19 janvier 2005;
- la cinquième modification de la convention de crédit modifiée et mise à jour datée du 31 mars 2005;
- le régime incitatif à base de titres de participation dont il est question sous les rubriques « Régime incitatif à base de titres de participation » et « Développement général de l'activité ».

Chacun des contrats importants susmentionnés peut être consulté sur le site Web de SEDAR, à l'adresse www.sedar.com.

NOMS DES EXPERTS ET INTÉRÊT DES EXPERTS

Le cabinet Ernst & Young s.r.l./S.E.N.C.R.L., vérificateurs de l'émetteur, a été désigné comme ayant rédigé une déclaration, une évaluation ou un rapport certifié décrit, inclus ou mentionné dans un document déposé par l'émetteur en vertu du *Règlement 51-102 sur les obligations d'information continue* pendant l'exercice de l'émetteur terminé le 30 juin 2006 ou relatif à cet exercice. À la connaissance de l'émetteur, Ernst & Young s.r.l./S.E.N.C.R.L. et ses spécialistes désignés ne détiennent aucun droit inscrit, directement ou indirectement, sur des titres ou des biens de l'émetteur ou des membres du même groupe que celui-ci.

RENSEIGNEMENTS COMPLÉMENTAIRES

Les états financiers et le rapport de gestion établis pour le dernier exercice terminé de l'émetteur fournissent d'autres renseignements. On trouve des exemplaires de ces documents ainsi que des renseignements complémentaires concernant l'émetteur sur le site Web de SEDAR, à l'adresse www.sedar.com. Il est également possible d'obtenir des exemplaires de ces documents en s'adressant par écrit à notre chef des finances.

D'autres renseignements, y compris de l'information sur la rémunération des administrateurs et des membres de la direction, les prêts qui leur ont été consentis, les principaux porteurs de titres de l'émetteur et les titres autorisés aux fins d'émission dans le cadre des régimes de rémunération à base de titres de participation de l'émetteur, seront présentés dans la circulaire de sollicitation de procurations par la direction de l'émetteur qui sera déposée relativement à l'assemblée annuelle des actionnaires de l'émetteur devant se tenir à l'égard de son exercice 2006.

ANNEXE A

STUDENT TRANSPORTATION OF AMERICA LTD.

RÈGLES DU COMITÉ DE VÉRIFICATION

Modifiées le 21 septembre 2006

Le comité de vérification (le « **comité** ») de Student Transportation of America Ltd. (l'« **émetteur** ») a été mis sur pied dans le but d'aider le conseil d'administration de l'émetteur dans l'exercice de ses fonctions de surveillance. Le comité a pour objet d'aider le conseil à surveiller et à superviser ce qui suit :

- l'intégrité des pratiques et méthodes comptables et de communication de l'information financière de l'émetteur;
- le caractère adéquat des contrôles et procédures comptables internes de l'émetteur;
- la qualité et l'intégrité des états financiers consolidés de l'émetteur;
- le respect par l'émetteur des exigences des lois et des règlements auxquelles il est assujetti en ce qui concerne la communication de l'information financière;
- le rendement du chef des finances de l'émetteur, le comité étant notamment chargé d'examiner ce rendement pour que son président puisse en faire rapport au chef de la direction de l'émetteur dans le cadre de son évaluation annuelle du chef des finances de l'émetteur;
- l'indépendance et le rendement du vérificateur indépendant de l'émetteur.

Composition

- Le conseil d'administration de l'émetteur nomme chaque année parmi ses membres un comité appelé le comité de vérification. Ce comité est composé d'au moins trois administrateurs, qui sont considérés comme des « administrateurs indépendants », au sens attribué à ce terme dans le *Règlement 52-110 sur le comité de vérification*, dans sa version modifiée à l'occasion (le « **règlement sur le comité de vérification** »), et qui possèdent tous des compétences financières (ou les acquerront dans un délai raisonnable après leur nomination), au sens attribué à ce terme dans le règlement sur le comité de vérification.

Rapports

Le comité fait rapport régulièrement au conseil d'administration de l'émetteur et, dans tous les cas, avant que l'émetteur ne communique publiquement ses résultats financiers trimestriels et annuels. Les rapports du comité portent notamment sur les questions qui ont été portées à son attention en ce qui concerne la qualité ou l'intégrité des états financiers consolidés de l'émetteur, sa conformité aux exigences des lois ou des règlements ainsi que l'indépendance et le rendement du vérificateur indépendant de l'émetteur.

Responsabilités

Sous réserve des pouvoirs et des fonctions du conseil d'administration de l'émetteur, le conseil délègue par les présentes les pouvoirs et les fonctions qui suivent au comité, qui doit les exercer pour le compte du conseil d'administration de l'émetteur.

A. États financiers et autre information financière

Le comité doit faire ce qui suit :

(i) examiner les états financiers annuels consolidés vérifiés et les documents connexes de l'émetteur avant leur communication au public;

(ii) examiner les états financiers intermédiaires consolidés non vérifiés et les documents connexes de l'émetteur avant leur communication au public;

(iii) après l'examen de ces états financiers annuels et intermédiaires consolidés ainsi que des documents connexes avec la direction et le vérificateur indépendant, recommander au conseil d'administration de l'émetteur de les approuver;

(iv) examiner avec la direction et/ou le vérificateur indépendant toutes les principales conventions et pratiques utilisées, les estimations et les appréciations importantes formulées par la direction et les changements touchant les conventions comptables ou les exigences relatives à la communication de l'information financière qui pourraient avoir un effet sur les états financiers consolidés de l'émetteur;

(v) examiner avec la direction et/ou le vérificateur indépendant le traitement, dans les états financiers, de toutes les opérations importantes et de tous les autres points pouvant éventuellement présenter des difficultés;

(vi) examiner le résumé fourni par les conseillers juridiques de l'émetteur sur la situation de tout litige important et de toute réclamation ou évaluation importante, en cours ou imminent, concernant l'émetteur et ses filiales;

(vii) examiner les autres documents annuels qui renferment de l'information financière ainsi que les rapports de gestion et les communiqués de presse concernant les résultats de l'émetteur avant leur communication au public;

(viii) se charger de l'examen préalable de toutes les communications entre l'émetteur et les autorités en valeurs mobilières ou les commissions des valeurs mobilières compétentes.

B. Systèmes de contrôle de communication de l'information financière

Le comité doit faire ce qui suit :

(i) faire rapport au conseil régulièrement, avant la publication par l'émetteur de ses états financiers trimestriels et annuels;

(ii) exiger de la direction qu'elle établisse et maintienne des contrôles internes appropriés, et déployer des efforts raisonnables pour s'assurer du caractère adéquat des politiques de l'émetteur relatives à la gestion du risque et à la conservation des actifs ainsi qu'au respect des exigences des lois et des règlements;

(iii) chaque année, en consultation avec la direction, le vérificateur indépendant et, s'il en est, le membre de la direction ou l'employé chargé de la vérification interne, examiner et évaluer le caractère adéquat et l'intégrité des procédures et des contrôles internes de communication de l'information financière consolidée de l'émetteur, et discuter des expositions importantes au risque financier et des mesures que la direction a prises pour les surveiller, les contrôler et les signaler;

(iv) s'il y a lieu, rencontrer individuellement le personnel responsable de la vérification interne pour discuter de questions qui, de l'avis du comité ou du vérificateur indépendant, doivent être traitées à huis clos;

(v) présenter au conseil d'administration de l'émetteur, ainsi qu'aux conseils d'administration de ses filiales, les recommandations que le comité peut avoir à formuler à l'occasion (pour donner suite à ses propres demandes ou à celles des conseillers dont les services ont été retenus par le comité) à l'égard de la communication de l'information financière, des méthodes et conventions comptables et des contrôles internes;

(vi) étudier les rapports des membres de la haute direction de l'émetteur et de ses filiales qui exposent les changements importants touchant les risques financiers auxquels l'émetteur est exposé;

(vii) examiner la lettre de recommandations du vérificateur indépendant et les réponses aux suggestions qui y sont faites;

(viii) revoir les nouvelles nominations à des postes de haute direction de l'émetteur et de ses filiales qui comportent des responsabilités en matière de communication de l'information financière;

(ix) s'assurer que des méthodes adéquates sont en place pour examiner la communication, par l'émetteur, de l'information financière extraite ou tirée de ses états financiers consolidés (autre que l'information présentée dans les états financiers, les rapports de gestion et les communiqués de presse concernant les résultats) et évaluer périodiquement le caractère adéquat de ces procédures;

(x) établir une politique écrite en ce qui concerne :

a) la réception, la conservation et le traitement des plaintes reçues par l'émetteur ou ses filiales au sujet de la comptabilité, des contrôles comptables internes ou de la vérification;

b) l'envoi confidentiel, sous le couvert de l'anonymat, par des employés de l'émetteur ou de ses filiales, de préoccupations touchant des points discutables en matière de comptabilité ou de vérification;

(xi) établir ou examiner et approuver les politiques d'engagement de l'émetteur (et celles de chacune de ses filiales) à l'égard des associés, des employés et des anciens associés et employés des vérificateurs indépendants actuels et anciens de l'émetteur;

(xii) obtenir une garantie de la part du vérificateur indépendant à l'égard de l'environnement de contrôle global et du caractère adéquat des contrôles du système comptable.

C. Vérificateur indépendant

Le comité doit faire ce qui suit :

(i) obtenir du vérificateur indépendant une confirmation de son obligation de rendre des comptes au comité de vérification du conseil et de lui faire rapport directement;

(ii) examiner le plan de vérification avec le vérificateur indépendant;

(iii) examiner régulièrement le rendement, la qualification et l'indépendance du vérificateur indépendant, ainsi que la compétence et la réactivité de chaque associé affecté au compte de l'émetteur;

(iv) discuter à huis clos avec le vérificateur indépendant des points touchant le déroulement de sa mission et d'autres points relatifs à l'entreprise;

(v) recommander chaque année au conseil d'administration de l'émetteur de maintenir en fonction ou de remplacer le vérificateur indépendant devant être nommé en vue d'établir ou de délivrer un rapport de vérification ou de rendre d'autres services de vérification, d'examen ou d'attestation à l'émetteur, et faire des recommandations au sujet de la rémunération du vérificateur indépendant;

(vi) s'il est prévu de remplacer le vérificateur indépendant, examiner toutes les questions liées au changement et les mesures prévues pour effectuer une transition ordonnée;

(vii) examiner chaque année les modalités de la mission et la rémunération du vérificateur indépendant et recommander aux actionnaires de les approuver;

(viii) surveiller les travaux du vérificateur indépendant engagé pour établir ou délivrer un rapport de vérification ou rendre d'autres services de vérification, d'examen ou d'attestation à l'émetteur, y compris la résolution de désaccords entre la direction et le vérificateur indépendant au sujet de la communication de l'information financière;

(ix) discuter avec le vérificateur indépendant de l'émetteur de la qualité des principes comptables de l'émetteur et non seulement de leur acceptabilité;

(x) rencontrer régulièrement le vérificateur indépendant de l'émetteur en l'absence de la direction;

(xi) faire part à l'occasion au vérificateur indépendant de l'émetteur de ses attentes, notamment que le vérificateur indépendant doit : (i) porter à l'attention du comité les désaccords importants avec la direction, (ii) rendre des comptes au comité et au conseil, à titre de représentant des actionnaires, et faire rapport directement au comité, (iii) faire rapport au comité de toute irrégularité touchant l'information financière, (iv) expliquer ses méthodes de vérification ou d'examen de l'information financière de l'émetteur, (v) informer le comité des changements importants apportés aux méthodes ou aux traitements comptables de l'émetteur, (vi) faire part au comité des réserves qu'il peut avoir concernant les états financiers ou son accès aux documents et/ou aux personnes au cours de l'examen ou de la vérification de ces états et (vii) signaler tout conflit d'intérêts qui se produit durant sa mission.

Structure

- Le comité désigne l'un de ses membres pour agir à titre de président du comité. Le président nomme un secrétaire qui dresse le procès-verbal de toutes les réunions (le « **secrétaire** »). Le secrétaire n'est pas tenu d'être membre du comité ou administrateur et peut être remplacé sur simple avis du président du comité.

- Le comité se réunit aussi souvent que cela est nécessaire pour s'acquitter de ses responsabilités, mais, dans tous les cas, il se réunit au moins une fois tous les trimestres. Les réunions se tiennent sur convocation du président du comité. Malgré les dispositions qui précèdent, le vérificateur indépendant de l'émetteur ou tout membre du comité peut convoquer une réunion du comité par préavis d'au moins 48 heures, à moins qu'un délai plus court ne soit justifié.

- Le comité ne peut délibérer d'aucune question autrement que dans le cadre d'une réunion de ses membres à laquelle le quorum est atteint ou par voie de résolution écrite signée par tous les membres du comité. La

majorité des membres du comité constitue le quorum; toutefois, si le comité se compose d'un nombre pair de membres, la moitié des membres plus un constitue le quorum.

- Tout membre du comité peut être destitué ou remplacé à tout moment par le conseil d'administration de l'émetteur, et tout membre du comité perd cette qualité dès qu'il cesse d'être administrateur. Sous réserve des dispositions précédentes, chaque membre du comité exerce ses fonctions jusqu'à l'assemblée annuelle des actionnaires qui suit son élection au comité.

- Le vérificateur indépendant de l'émetteur a le droit de recevoir un avis de convocation à toutes les réunions du comité ainsi que d'y assister et de s'y faire entendre aux frais de l'émetteur.

- La date et le lieu des réunions du comité ainsi que la convocation à ces réunions et la procédure à y suivre à tous égards sont déterminés par le comité, sauf décision contraire du conseil d'administration prise par voie de résolution.

- Les membres du comité ont le droit de recevoir, à ce titre, la rémunération que le conseil d'administration peut fixer à l'occasion.

Président du comité

Le président du comité (le « **président** ») doit veiller à ce que le comité travaille avec efficacité.

Le président du comité doit faire ce qui suit :

- établir les méthodes de travail du comité et s'assurer que celui-ci s'acquitte pleinement de ses fonctions, notamment les suivantes :

  - établir l'ordre du jour des réunions du comité en collaboration avec l'administrateur principal du conseil d'administration, le chef de la direction, le chef des finances et les autres membres de la direction, au besoin;

  - recueillir auprès de la direction les renseignements dont le comité a besoin pour s'acquitter de ses fonctions;

  - s'assurer que tous les points que le comité doit approuver ou recommander au conseil d'administration sont correctement soumis à la discussion;

  - s'assurer que l'information est acheminée correctement au comité et vérifier si les documents requis sont judicieux et acheminés au bon moment;

  - s'assurer que les conseillers externes dont le comité a retenu ou doit retenir les services possèdent les compétences requises et sont indépendants;

  - s'assurer que le comité a accès aux membres de la haute direction au besoin;

  - s'assurer que le comité et les vérificateurs internes et externes entretiennent des relations ouvertes et franches;

  - appuyer l'indépendance du vérificateur externe par rapport à la direction;

- discuter au besoin avec le président du comité de la rémunération, des candidatures et de la gouvernance des compétences, de l'expérience et des aptitudes dont le comité a besoin de manière continue;

- présider toutes les réunions du comité et favoriser une discussion ouverte et franche au cours de ces réunions;

- faire rapport au conseil d'administration au nom du comité;

- assister à toutes les assemblées de porteurs de titres et répondre aux questions que ceux-ci pourraient poser au président du comité de vérification;

- s'acquitter de toutes les autres fonctions demandées par le conseil, selon les besoins et les circonstances.

<u>Services non liés à la vérification du vérificateur indépendant</u>

Le comité examine au moins une fois par année les services non liés à la vérification rendus par le vérificateur indépendant de l'émetteur en vue de s'assurer que la prestation de ces services ne compromet pas l'indépendance du vérificateur indépendant, et il approuve au préalable tous les services non liés à la vérification que le vérificateur indépendant de l'émetteur ou celui de ses filiales doivent rendre à l'émetteur ou à ses filiales; toutefois, pour s'acquitter de cette obligation, le comité peut déléguer à un ou à plusieurs de ses membres indépendants le pouvoir d'approuver au préalable les services non liés à la vérification. L'approbation préalable de services non liés à la vérification par un membre à qui le comité a délégué ce pouvoir doit être présentée à l'ensemble du comité à sa première réunion régulière qui suit l'approbation.

Le comité satisfait à l'obligation d'approbation préalable lorsque : a) on peut raisonnablement s'attendre à ce que le montant total de tous les services non liés à la vérification qui n'ont pas été approuvés au préalable ne représente pas plus de 5 % du montant total des honoraires versés par l'émetteur et ses filiales au vérificateur indépendant de l'émetteur au cours de l'exercice pendant lequel les services sont rendus; b) l'émetteur ou la filiale de l'émetteur n'a pas reconnu les services comme des services non liés à la vérification au moment de la mission et c) les services sont portés sans délai à l'attention du comité et approuvés, avant l'achèvement de la vérification, par le comité ou par un ou plusieurs de ses membres auxquels le comité a délégué le pouvoir d'accorder ces approbations.

<u>Conseils indépendants</u>

Pour s'acquitter de son mandat, le comité a le pouvoir de retenir les services et de recevoir des conseils de conseillers juridiques ou comptables spéciaux, ou d'autres conseillers spéciaux, aux frais de l'émetteur, et d'établir et de payer la rémunération de ces conseillers.

<u>Évaluation annuelle</u>

Au moins une fois par année, le comité doit, de la façon qu'il juge appropriée :

- effectuer un examen et une évaluation du rendement du comité et de ses membres, notamment en ce qui a trait à la conformité du comité à ses règles;

- examiner et évaluer le caractère adéquat de ses règles et recommander au conseil d'administration de l'émetteur de leur apporter les améliorations que le comité juge opportunes.

<u>Limitation</u>

Aucune disposition des présentes règles n'a pour objet ni pour effet de limiter ou de compromettre le pouvoir ou la responsabilité de prise de décision indépendante conférés aux administrateurs ou aux gestionnaires d'une filiale de l'émetteur aux termes de la législation applicable.

Restrictions des fonctions du comité

Sauf stipulation contraire dans la législation applicable, y compris dans le règlement sur le comité de vérification, en aidant le comité à s'acquitter de ses fonctions aux termes des présentes règles, chaque membre du comité n'est tenu d'agir qu'avec le soin, la diligence et la compétence dont ferait preuve, en pareilles circonstances, une personne raisonnablement prudente. Aucune disposition des présentes règles n'a pour but d'imposer à un membre du comité des normes de soin ou de diligence pouvant être d'une manière quelconque plus élevées ou étendues que celles auxquelles sont assujettis les administrateurs de l'émetteur ni ne doit être interprétée comme tel.

Sauf stipulation contraire dans la législation applicable, y compris dans le règlement sur le comité de vérification, le comité n'a pas pour fonction de dresser les états financiers ou de s'assurer qu'ils sont exacts et exempts d'erreurs et d'omissions, de planifier ou d'effectuer les vérifications, de déterminer si les états financiers sont complets et exacts et s'ils sont conformes aux principes comptables généralement reconnus du Canada, de mener des enquêtes ou de s'assurer de la conformité avec la législation et la réglementation ou avec les politiques, procédures et contrôles internes de l'émetteur. Ces fonctions relèvent plutôt de la direction et, dans certains cas, des vérificateurs externes. Aucune disposition des présentes règles n'a pour but de rendre le comité responsable de quelque manquement de l'émetteur à l'égard de la législation ou de la réglementation applicables.

Le comité est un comité du conseil d'administration; il n'est pas un mandataire des porteurs de titres ou des créanciers de l'émetteur à quelque fin que ce soit et il ne saurait être considéré comme tel. Le conseil d'administration peut, à l'occasion, permettre qu'il y ait dérogation aux modalités énoncées dans les présentes, de manière prospective ou rétrospective, et aucune disposition contenue dans les présentes ne saurait créer de responsabilité civile envers les porteurs de titres de l'émetteur ou quelque autre responsabilité que ce soit.

Sauf stipulation contraire dans la législation applicable, y compris dans le règlement sur le comité de vérification, et à moins d'avoir connaissance d'un fait leur dictant le contraire, les membres du comité peuvent se fier à ce qui suit : (i) à l'intégrité des personnes et des organismes qui leur fournissent des renseignements; (ii) à l'exactitude et à l'exhaustivité des renseignements fournis; (iii) aux déclarations faites par la direction à l'égard des services non liés à la vérification que les vérificateurs externes fournissent à l'émetteur; (iv) aux états financiers de l'émetteur qui, selon une déclaration d'un membre de la direction ou un rapport écrit des vérificateurs externes, donnent une image fidèle de la situation financière de l'émetteur conformément aux principes comptables généralement reconnus et (v) à tout rapport d'un avocat, d'un comptable, d'un ingénieur, d'un évaluateur ou d'une autre personne dont la profession prête de la crédibilité à une déclaration faite par une telle personne.

Définitions

« **administrateur indépendant** » : un administrateur qui n'a pas de relation importante, directe ou indirecte, avec l'émetteur [1].

« **compétences financières** » : la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables dans l'ensemble à ceux des questions qui sont raisonnablement susceptibles d'être soulevées par les états financiers de l'émetteur.

« **relation importante** » : une relation dont le conseil d'administration de l'émetteur pourrait raisonnablement s'attendre à ce qu'elle nuise à l'indépendance du jugement d'un membre du comité. Sans que soit restreinte la portée générale de ce qui précède, les personnes suivantes sont considérées comme ayant une relation importante avec l'émetteur [2] :

a) une personne qui est ou a été au cours des trois dernières années un membre de la haute direction [3] de l'émetteur;

b) une personne dont un membre de la famille immédiate est ou a été au cours des trois dernières années un membre de la haute direction de l'émetteur;

c) une personne qui :

(i) est un associé [4] d'un cabinet qui est le vérificateur interne ou externe de l'émetteur,

(ii) est un employé de ce cabinet,

(iii) a été au cours des trois dernières années un associé ou un employé de ce cabinet et a participé personnellement à la vérification de l'émetteur pendant cette période;

d) une personne dont le conjoint, la conjointe, l'enfant mineur ou l'enfant mineur issu d'un mariage antérieur du conjoint ou de la conjointe, ou encore l'enfant ou l'enfant issu d'un mariage antérieur du conjoint ou de la conjointe qui partage sa résidence :

(i) est un associé d'un cabinet qui est le vérificateur interne ou externe de l'émetteur,

(ii) est un employé de ce cabinet qui participe aux activités de vérification, de certification ou de conformité fiscale (mais non de planification fiscale) de l'émetteur;

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1 Pour l'application des définitions des termes « administrateur indépendant » et « relation importante » sous la présente rubrique, le terme « émetteur » comprend une filiale de l'émetteur et une société mère de l'émetteur, selon le cas.

2 Une personne ne sera pas considérée comme ayant une relation importante avec l'émetteur du seul fait qu'elle ait eu une relation visée par la présente définition si cette relation a pris fin avant le 30 mars 2004 (ou avant le 30 juin 2005 si la relation existait à l'égard d'une filiale ou d'une société mère de l'émetteur). Une personne ne sera pas considérée comme ayant une relation importante avec l'émetteur du seul fait qu'elle ou qu'un membre de sa famille immédiate ait déjà agi à titre de chef de la direction par intérim de l'émetteur, ou agisse ou ait déjà agi à titre de président ou de vice-président à temps partiel du conseil d'administration ou d'un comité du conseil de l'émetteur.

3 Un « membre de la haute direction » s'entend de toute personne qui joue un rôle d'élaboration des politiques à l'égard de l'entité.

4 Un associé ne comprend pas un associé à revenu fixe n'ayant pas d'autres droits dans le cabinet qui est le vérificateur interne ou externe de l'émetteur que celui de recevoir des montants fixes de rémunération (y compris une rémunération différée) pour des services passés auprès de ce cabinet si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

(iii) a été au cours des trois dernières années un associé ou un employé de ce cabinet et a participé personnellement à la vérification de l'émetteur pendant cette période;

e) une personne qui est ou a été, ou dont un membre de la famille immédiate est ou a été, au cours des trois dernières années, un membre de la haute direction d'une entité si l'un des membres de la haute direction actuels de l'émetteur siège ou à siégé parallèlement au comité de la rémunération de cette entité;

f) une personne qui a reçu, ou dont un membre de la famille immédiate qui est un membre de la haute direction de l'émetteur a reçu, une rémunération directe [5] de plus de 75 000 $ de l'émetteur durant toute période de 12 mois au cours des trois dernières années [6].

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[5] La rémunération directe exclut ce qui suit : a) la rémunération touchée à titre de membre du conseil d'administration ou d'un comité du conseil de l'émetteur et b) la réception de montants fixes de rémunération dans le cadre d'un régime de retraite (y compris une rémunération différée) pour des services passés auprès de l'émetteur si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

[6] Une personne est considérée comme ayant une relation importante avec l'émetteur si : a) elle a avec l'émetteur une relation dans le cadre de laquelle elle peut accepter, directement ou indirectement, des honoraires de consultation, de conseil ou d'autres honoraires de l'émetteur ou d'une filiale de l'émetteur, sauf la rémunération touchée à titre de membre du conseil d'administration ou d'un comité du conseil, ou à titre de président ou de vice-président à temps partiel du conseil ou d'un comité du conseil ou b) elle est un membre du même groupe que l'émetteur ou qu'une de ses filiales. L'acceptation indirecte par une personne d'honoraires de consultation, de conseil ou d'autres honoraires comprend, selon le cas, l'acceptation d'une rémunération : a) par son conjoint, sa conjointe, son enfant mineur ou un enfant mineur issu d'un mariage antérieur de son conjoint ou de sa conjointe, ou encore par son enfant ou un enfant issu d'un mariage antérieur de son conjoint ou de sa conjointe qui partage sa résidence; b) par une entité dont elle est associée, membre, membre de la direction (comme un directeur général occupant un poste comparable) ou membre de la haute direction (sauf les commanditaires, associés non directeurs et ceux qui occupent des postes analogues, pour autant que, dans chaque cas, ils n'aient pas de rôle actif dans la prestation de services à l'entité), ou encore par une entité où elle occupe un poste analogue, et qui fournit des services comptables, de consultation, juridiques, de financement ou de conseil financier à l'émetteur ou à une filiale de l'émetteur. Les autres honoraires ne comprennent pas la réception de montants fixes de rémunération dans le cadre d'un régime de retraite (y compris une rémunération différée) pour des services passés auprès de l'émetteur ou de ses filiales, si la rémunération n'est subordonnée d'aucune façon à la continuation des services.

RAPPORT DE GESTION

Le rapport de gestion de Student Transportation of America Ltd. qui suit complète les états financiers annuels vérifiés et les notes y afférentes pour la période terminée le 30 juin 2006 et doit être lu avec ceux-ci. Ces états financiers sont disponibles sur le site de SEDAR à l'adresse www.sedar.com. Les états financiers de Student Transportation of America Ltd. sont préparés conformément aux principes comptables généralement reconnus (« PCGR ») du Canada. L'information présentée dans le présent rapport de gestion est en date du 25 septembre 2006. On trouve des renseignements additionnels sur Student Transportation of America Ltd., de même que la notice annuelle que cette dernière a déposée, sur le site de SEDAR à l'adresse www.sedar.com.

Généralités

Student Transportation of America Ltd. (« STA » ou la « société ») est une société constituée en vertu des lois de la province d'Ontario. STA a été constituée en société le 22 septembre 2004 et, pendant la période du 22 septembre 2004 au 21 décembre 2004, était inactive. STA, avec sa filiale indirecte Student Transportation of America ULC (« STA ULC », STA ULC et STA ensemble constituant l'« émetteur »), a réalisé un premier appel public à l'épargne (« placement de titres IPS ») le 21 décembre 2004 au moyen de l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (« titres IPS »). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC (les « billets subordonnés »). Parallèlement au placement de titres IPS, STA ULC a émis, dans le cadre d'un placement privé, des billets subordonnés distincts à 14 % (les « billets subordonnés distincts » et, collectivement avec les billets subordonnés, les « billets ») et l'émetteur, par l'intermédiaire d'une filiale, a conclu une facilité de crédit bancaire avec un groupe de prêteurs (collectivement avec le placement de titres IPS, les « opérations sur titres IPS »). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires attribuée relativement au placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a réalisé une émission ultérieure de 1 160 414 titres IPS. STA et STA ULC ont affecté le produit net du placement de titres IPS jumelé à l'exercice de l'option aux fins d'attributions excédentaires à l'acquisition respectivement de la totalité des actions ordinaires de catégorie A et de la totalité des actions privilégiées de Student Transportation of America Holdings, Inc. (« STA Holdings »). Certains investisseurs existants de STA Inc. (les « investisseurs existants ») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings au moment du placement de titres IPS.

Les porteurs des actions de catégorie B ont le droit de recevoir des dividendes, établis et déclarés par le conseil d'administration de STA Holdings, à peu près équivalents aux distributions par titre IPS reçues par les porteurs de titres IPS. Les actions de catégorie B détenues par les investisseurs existants confèrent le droit (le « droit de négociation »), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'entamer des négociations en toute bonne foi visant l'achat des actions de catégorie B détenues par les investisseurs existants. À l'exercice du droit de négociation, si la société ne rachète pas les actions de catégorie B détenues par les investisseurs existants, le dividende sur ces actions augmentera dans une proportion de 10 % (ce droit des investisseurs existants à un dividende majoré est appelé le « dividende majoré »). Les modalités des actions de catégorie B confèrent à la société le droit (le « droit de rachat ») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de racheter, aux fins d'annulation, les actions de catégorie B en circulation.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS en vertu d'une opération de placement privé d'acquisition ferme avec un consortium de preneurs fermes (le « placement privé ») pour un produit au comptant brut total de 37 200 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été entièrement affecté au remboursement de la dette liée à la facilité de crédit. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels en vertu du placement privé comprend l'émission de billets subordonnés additionnels de 10,0 millions de dollars (11,9 millions de dollars CA) relativement aux titres IPS émis.

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une opération d'acquisition ferme conclue avec un consortium de preneurs fermes (l'« acquisition ferme ») pour un produit au comptant brut total de 60 025 000 $ CA. Le produit net (déduction faite des commissions et des frais) a été affecté au remboursement de la

dette existante liée à la facilité de crédit engagée relativement à des acquisitions récentes (y compris Positive Connections, Inc. et Liftlock Coach Lines Limited), au financement des besoins en investissement relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir et aux fins générales du siège social. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels dans le cadre de l'acquisition ferme comprend l'émission de billets subordonnés additionnels de 16,9 millions de dollars (18,8 millions de dollars CA) dans le cadre des titres IPS émis.

Le 8 décembre 2005, à l'assemblée générale annuelle, les actionnaires de la société ont approuvé l'adoption, par STA Holdings, du régime incitatif à base d'actions (le « régime ») de STA Holdings. Le régime vise a) à harmoniser les intérêts d'employés et de cadres choisis de STA Holdings et de ses sociétés affiliées (les « participants ») avec ceux des porteurs de titres IPS, b) à optimiser la rentabilité et la croissance de STA Holdings et de ses sociétés affiliées au moyen d'incitatifs conformes aux objectifs de la société, c) à fournir aux participants une mesure incitative pour l'excellence du rendement personnel, et d) à promouvoir le travail d'équipe parmi les employés, les cadres et les consultants. En vertu du régime, les options sur actions, les droits à la plus-value d'actions, les actions subalternes, les parts fondées sur le rendement, les actions à dividende différé, les équivalents de dividendes ou d'autres attributions à base d'actions peuvent être attribués comme il est défini dans le régime. Au cours de l'exercice 2006, les actions subalternes de catégorie B ont constitué les seules attributions en vertu du régime. Les actions subalternes ne sont pas transférables et peuvent être frappées de déchéance si l'employé ne respecte pas certaines conditions incluses dans la convention d'attribution applicable. Les actions de catégorie B émises en vertu du régime ne comportent pas de droit de négociation ni ne donnent droit à un dividende majoré. Afin d'établir une distinction entre les actions de catégorie B détenues par les investisseurs existants et les actions de catégorie B qui peuvent être émises en vertu du régime, STA Holdings a modifié son certificat de constitution le 30 mars 2006 pour diviser les 2 000 000 d'actions de catégorie B dont l'émission est autorisée en 873 000 actions de catégorie B, série Un, et 1 127 000 actions de catégorie B, série Deux, ces dernières étant disponibles pour utilisation dans le cadre de l'attribution d'actions en vertu du régime. Les deux catégories sont de même rang à tous les égards sauf que les actions de catégorie B, série Deux ne comportent pas de droit de négociation ni ne confèrent le droit à un dividende majoré. Un nombre maximal de 717 747 actions ordinaires de catégorie B, série Deux est disponible pour émission relativement aux attributions en vertu du régime.

Le 5 avril 2006, STA Holdings a attribué 133 549 actions ordinaires de catégorie B, série Deux, en vertu du régime. La société a constaté une charge de rémunération à base d'actions hors caisse de 0,9 million de dollars liée à l'attribution des 133 549 actions subalternes du 5 avril 2006 au cours du trimestre terminé le 30 juin 2006. L'émission des actions ordinaires de catégorie B, série Deux représente une participation minoritaire additionnelle dans la société. Relativement à ces attributions d'actions en vertu du régime le 5 avril 2004, un total de 27 165 actions ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. À ce titre, 106 384 actions liées à ces attributions demeurent en circulation au 30 juin 2006.

Au 30 juin 2006, la société détenait une participation de 95,5 % dans STA Holdings par l'intermédiaire de sa propriété des actions de catégorie A de STA Holdings Inc. Avant le placement privé et l'acquisition ferme, la société détenait une participation de 93,6 % dans STA Holdings.

STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America, Inc. (« STA, Inc. »), est le cinquième fournisseur de transport scolaire par autobus en importance en Amérique du Nord.

Résultats d'exploitation (en milliers de dollars US, sauf les données par action)

Les états financiers du trimestre et de l'exercice terminés le 30 juin 2006 reflètent l'exploitation de la société à titre de société ouverte. Puisque l'exploitation de la société a débuté le 21 décembre 2004 à la réalisation de son PAPE, la période à compter de la création jusqu'au 30 juin 2005 (qui fait partie de l'exercice 2005) représente 192 jours d'exploitation à titre de société ouverte. Il n'existe pas d'états financiers pour la période antérieure au commencement de l'exploitation de la société, soit le 21 décembre 2004, pouvant être utilisés à des fins de comparaison d'ensemble.

Afin de rehausser son utilité, le présent rapport de gestion compare les résultats de la société à titre de société ouverte pour le trimestre et l'exercice terminés le 30 juin 2006 avec les résultats d'exploitation de la société pour le trimestre et la période de 192 jours terminés le 30 juin 2005 (après le placement de titres IPS) et pour les exercices de STA, Inc. à titre de société fermée avant le placement de titres IPS sur une base cumulée afin d'obtenir les résultats d'exploitation pour l'exercice terminé le 30 juin 2005 au moyen du bénéfice avant impôts sur les bénéfices.

	Trimestres terminés les 30 juin		Exercices terminés les 30 juin			
				192 jours Du 21 déc., au 30 juin	173 jours Du 1er juil. au 20 déc.	Total 2005
	2006	2005	2006			
Produits d'exploitation	37 860 $	30 207 $	132 995 $	62 738 $	46 986 $	109 724 $
Coûts et charges						
Charges d'exploitation	27 256	21 334	95 424	43 762	33 792	77 554
Frais d'administration	3 554	2 765	12 802	6 059	4 684	10 743
Rémunération à base d'actions hors caisse	919	-	919	0	157	157
Charge d'amortissement des immobilisations corporelles	4 837	4 140	14 964	8 843	3 500	12 343
Charge d'amortissement des immobilisations incorporelles	1 633	1 765	6 198	3 248	100	3 348
Total des charges d'exploitation	38 199	30 004	130 307	61 912	42 233	104 145
Bénéfice (perte) d'exploitation	(339)	203	2 688	826	4 753	5 579
Intérêts débiteurs	3 548	2 681	13 262	5 727	6 573	12 300
Perte latente (gain latent) sur contrat de change	(2 088)	512	(4 262)	(1 000)	0	(1 000)
(Autre bénéfice) autres charges	11	99	52	86	377	463
Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle	(1 810)	(3 089)	(6 364)	(3 987)	(2 197) $	(6 184) $
Économie d'impôts	(1 083)	(1 063)	(2 695)	(1 418)		
Part des actionnaires sans contrôle	130	64	226	24		
Perte nette	(857) $	(2 090)$	(3 895) $	(2 593) $		
Résultat par action	(0,04) $	(0,16)$	(0,26) $	(0,20) $		

Données du bilan	Exercices terminés les 30 juin	
	2006	2005
	(en milliers de dollars)	
Total de l'actif	254 179	178 650
Total du passif à long terme	139 471	112 746

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, en raison du calendrier scolaire et des vacances. Au cours des vacances scolaires estivales, les produits proviennent surtout des camps d'été et des services de transport nolisés. Étant donné que les écoles sont fermées, il n'y a pas de produits provenant du transport scolaire. En conséquence, la société subit des pertes d'exploitation au cours du premier trimestre de l'exercice, qui englobe les vacances scolaires estivales. En outre, à la même période, la société engage la majeure partie de ses dépenses en immobilisations de remplacement ainsi que les investissements en capital relatifs aux nouvelles soumissions dans le cadre d'appels d'offres pour l'année scolaire à venir. Par le passé, ces sorties de fonds ont été financées au moyen d'emprunts sur la facilité de crédit de la société.

Trimestre terminé le 30 juin 2006 comparativement au trimestre terminé le 30 juin 2005

Produits d'exploitation : Les produits d'exploitation du quatrième trimestre de l'exercice 2006 se sont établis à 37,9 millions de dollars comparativement à 30,2 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 7,7 millions de dollars, ou 25,3 %. Au cours de l'exercice considéré, la société a clôturé huit acquisitions (deux en avril 2006) et a amorcé ses activités dans le cadre de trois nouveaux contrats obtenus à la suite d'appels d'offres. En outre, la société n'a pas renouvelé deux contrats pour l'exercice 2006.

Ces acquisitions et nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 8,5 millions de dollars de la croissance des nouvelles activités, en partie contrebalancée par une réduction de 0,6 million de dollars des produits découlant de deux contrats non inclus dans les résultats du quatrième trimestre de l'exercice 2006. La société a aussi affiché un recul de ses produits de 0,4 million de dollars en raison d'une modification apportée au calendrier des cours d'été, de juin 2006 à juillet 2006, dans deux sites californiens. L'augmentation résiduelle de 0,2 million de dollars des produits d'exploitation s'explique tant par les hausses des tarifs des contrats que par l'augmentation des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation du quatrième trimestre de l'exercice 2006 ont été de 27,3 millions de dollars comparativement à 21,3 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 5,9 millions de dollars, ou 27,8 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 5,6 millions de dollars de l'augmentation totale des charges d'exploitation, en partie contrebalancée par une réduction de 0,5 million de dollars découlant de deux contrats non inclus dans les résultats du quatrième trimestre de l'exercice 2006. En outre, la société a engagé des coûts de démarrage de 0,3 million de dollars au quatrième trimestre de l'exercice 2006 relativement à l'amorce des activités du contrat obtenu à la suite d'un appel d'offre pour Riverside, en Californie, pour l'année scolaire 2006 – 2007. L'augmentation résiduelle de 0,5 million de dollars des charges d'exploitation, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, a principalement découlé de la hausse du coût du carburant et de l'accroissement des salaires. Pour le quatrième trimestre de l'exercice 2006, le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, a été de 0,3 million de dollars plus élevé qu'au quatrième trimestre de l'exercice 2005, et, exprimé en pourcentage des produits, a augmenté pour s'établir à 7,8 % pour le quatrième trimestre de l'exercice 2006 contre 6,6 % pour le quatrième trimestre de l'exercice 2005. L'incidence de la montée du prix du carburant sur les résultats de la société au cours de l'exercice 2006 a été en partie atténuée par le fait qu'environ 40 % à 45 % de nos contrats comportent des dispositions prévoyant une certaine forme de protection contre les hausses de prix du carburant, allant du remboursement par l'arrondissement scolaire jusqu'à l'achat ferme de carburant par celui-ci. Les salaires, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 0,2 million de dollars, principalement en raison de l'augmentation du salaire des chauffeurs et, exprimés en pourcentage des produits, ont augmenté pour s'établir à 41,5 % au quatrième trimestre de l'exercice 2006 contre 40,5 % pour le quatrième trimestre de l'exercice 2005.

Frais d'administration : Les frais d'administration du quatrième trimestre de l'exercice 2006 se sont fixés à 3,6 millions de dollars comparativement à 2,8 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 0,8 million de dollars, ou 28,5 %. Exprimé en pourcentage des produits, le total des frais d'administration a augmenté pour s'établir à 9,3 % pour le quatrième trimestre de l'exercice 2006, contre 9,2 % pour le quatrième trimestre de l'exercice 2005. Les acquisition et les nouveaux contrats obtenus à la suite d'appels d'offres, de même que les coûts de démarrage, ont représenté 0,4 million de dollars du total de l'augmentation en dollars des frais d'administration, alors que l'augmentation résiduelle de 0,4 million de dollars des frais d'administration, déduction faite des nouvelles activités pour l'exercice 2006, est principalement imputable à la hausse des salaires.

Rémunération à base d'actions hors caisse : La charge de rémunération à base d'actions hors caisse du quatrième trimestre de l'exercice 2006 s'est établie à 0,9 million de dollars. Cette charge hors caisse est liée à l'émission de 133 549 actions subalternes de catégorie B, série Deux de STA Holdings. Ces actions subalternes ont été émises au cours du quatrième trimestre de l'exercice 2006 aux termes des modalités du régime.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelles du quatrième trimestre de l'exercice 2006 s'est fixée à 4,8 millions de dollars comparativement à 4,1 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une augmentation de 0,7 million de dollars. Les véhicules liés aux acquisitions et aux nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 1,0 million de dollars de la charge d'amortissement. La charge d'amortissement exprimée en pourcentage des produits s'est établie à 12,8 % au quatrième trimestre de l'exercice 2006 comparativement à 13,7 % pour le quatrième trimestre de l'exercice 2005.

Charge d'amortissement des immobilisations incorporelles : La charge d'amortissement des immobilisations incorporelles du quatrième trimestre de l'exercice 2006, de 1,6 million de dollars, est demeurée relativement stable comparativement à 1,8 million de dollars pour le quatrième trimestre de l'exercice 2005.

Bénéfice / perte d'exploitation : La perte d'exploitation s'est établie à 0,3 million de dollars pour le quatrième trimestre de l'exercice 2006, comparativement à un bénéfice d'exploitation de 0,2 million de dollars pour le quatrième trimestre de l'exercice 2005, soit un recul de 0,5 million de dollars, découlant surtout des postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs du quatrième trimestre de l'exercice 2006 ont été de 3,5 millions de dollars comparativement à 2,7 millions de dollars pour le quatrième trimestre de l'exercice 2005. L'augmentation des intérêts débiteurs découle principalement d'une hausse d'environ 34,0 millions de dollars du niveau moyen de l'encours de la dette, en partie contrebalancée par un recul du taux d'intérêt moyen pondéré de 0,3 % observé au quatrième trimestre de l'exercice 2006 comparativement au quatrième trimestre de l'exercice 2005.

Gain latent / perte latente sur contrats de change : Un gain latent sur contrats de change de 2,1 millions de dollars pour le quatrième trimestre de l'exercice 2006 et une perte latente sur contrats de change de 0,5 million de dollars pour le quatrième trimestre de l'exercice 2005 reflètent un rajustement de la juste valeur des contrats de change conclus à titre de couvertures économiques de l'exposition au taux de change entre le dollar américain et le dollar canadien des distributions sur les titres IPS.

(Autre bénéfice) autres charges : Pour le quatrième trimestre des exercices 2006 et 2005, les autres charges ont principalement trait à des pertes sur cessions d'actifs.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle s'est fixée à 1,8 million de dollars pour le quatrième trimestre de l'exercice 2006 comparativement à une perte de 3,1 millions de dollars pour le quatrième trimestre de l'exercice 2005, soit une amélioration de 1,3 million de dollars. Cette hausse a principalement découlé de la variation de 2,6 millions de dollars du gain latent / de la perte latente sur contrats de change, en partie contrebalancée par le recul de 0,5 million de dollars du bénéfice d'exploitation analysé plus haut, et par la hausse de 0,8 million de dollars des intérêts débiteurs.

Part des actionnaires sans contrôle : Pour le quatrième trimestre de l'exercice 2006, la part des actionnaires sans contrôle s'est établie à 130 milliers de dollars, alors qu'elle s'est fixée à 64 milliers de dollars pour le quatrième trimestre de l'exercice 2005. Ces montants représentent la tranche minoritaire de la perte consolidée, avant part des actionnaires sans contrôle et intérêts débiteurs, liée aux billets subordonnés, pour le quatrième trimestre des exercices 2006 et 2005.

Perte nette : Pour le quatrième trimestre de l'exercice 2006, la perte nette s'est établie à 0,9 million de dollars, ce qui comprend une économie d'impôts de 1,1 million de dollars. La perte nette du quatrième trimestre de l'exercice 2005 s'était fixée à 2,1 millions de dollars, et comprenait une économie d'impôts de 1,1 million de dollars. Le résultat par titre IPS a été de (0,05) $ et de (0,16) $ respectivement pour le quatrième trimestre des exercices 2006 et 2005.

Exercice terminé le 30 juin 2006 comparativement à l'exercice terminé le 30 juin 2005

Produits d'exploitation : Les produits d'exploitation de l'exercice 2006 se sont établis à 132,9 millions de dollars comparativement à 109,7 millions de dollars pour l'exercice 2005, soit une augmentation de 23,3 millions de dollars, ou 21,2 %. À l'exercice 2006, la société a clôturé huit acquisitions et a amorcé ses activités dans le cadre de trois nouveaux contrats obtenus à la suite d'appels d'offres. En outre, la société n'a pas renouvelé deux contrats pour l'exercice 2006.

Ces acquisitions et nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 19,2 millions de dollars de la croissance des nouvelles activités, en partie contrebalancée par une réduction de 2,4 millions de dollars des produits découlant de deux contrats non inclus dans les résultats de l'exercice 2006. La société a aussi affiché un recul de ses produits de 0,4 million de dollars en raison d'une modification apportée au calendrier des cours d'été, de juin 2006 à juillet 2006, dans deux sites californiens. L'augmentation résiduelle de 6,9 million de dollars des produits d'exploitation s'explique tant par les hausses des tarifs des contrats que par l'augmentation des besoins en services des contrats existants.

Charges d'exploitation : Les charges d'exploitation de l'exercice 2006 ont été de 95,4 millions de dollars comparativement à 77,5 millions de dollars pour l'exercice 2005, soit une augmentation de 17,9 millions de dollars, ou 23,0 %. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 12,6 millions de dollars de l'augmentation totale des charges d'exploitation, en partie contrebalancée par une réduction de 2,1 millions de dollars découlant de deux contrats non inclus dans les résultats de l'exercice 2006. En outre, la société a engagé des coûts de démarrage de 0,3 million de dollars au quatrième trimestre de l'exercice 2006 relativement à l'amorce des activités du contrat obtenu à la suite d'un appel d'offres pour Riverside, en Californie, pour l'année scolaire 2006 – 2007. L'augmentation résiduelle de 7,1 millions de dollars des charges d'exploitation, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, a principalement découlé de la hausse des salaires et des avantages sociaux, du coût du carburant et des coûts d'entretien. Les salaires, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 3,5 millions de dollars, principalement en raison de la hausse des produits, et, exprimés en pourcentage des produits, ont augmenté pour se fixer à 41,9 % à l'exercice 2006 contre 41,1 % à l'exercice 2005. Les avantages sociaux, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont affiché une hausse de 1,1 million de dollars, principalement en raison de la hausse des cotisations sociales découlant de l'accroissement des salaires ainsi que de l'augmentation des primes d'assurance contre les accidents du travail, et, exprimés en pourcentage des produits, ont augmenté pour atteindre 10,6 % pour l'exercice 2006 contre 10,2 % pour l'exercice 2005. Le coût du carburant, déduction faite des nouvelles activités et des contrats non renouvelés pour l'exercice 2006, a été de 1,7 million de dollars plus élevé qu'à l'exercice 2005, et, exprimé en pourcentage des produits, a augmenté pour s'établir à 7,6 % pour l'exercice 2006 contre 6,5 % pour l'exercice 2005. L'incidence de la montée du prix du carburant sur les résultats de la société au cours de l'exercice 2006 a été en partie atténuée par le fait qu'environ 40 % à 45 % de nos contrats comportent des dispositions prévoyant une certaine forme de protection contre les hausses de prix du carburant, allant du remboursement par l'arrondissement scolaire jusqu'à l'achat ferme de carburant par celui-ci. Les coûts d'entretien, déduction faite des nouvelles activités, des coûts de démarrage et des contrats non renouvelés pour l'exercice 2006, ont augmenté de 0,5 million de dollars, principalement en raison de la hausse des coûts liés aux pièces de rechange au cours de l'exercice 2006. Les coûts d'entretien, exprimés en

pourcentage des produits, ont légèrement augmenté pour s'établir à 5,4 % à l'exercice 2006 contre 5,3 % à l'exercice 2005.

Frais d'administration : Les frais d'administration de l'exercice 2006 se sont fixés à 12,8 millions de dollars comparativement à 10,7 millions de dollars pour l'exercice 2005, soit une augmentation de 2,1 millions de dollars, ou 19,2 %. Exprimé en pourcentage des produits, le total des frais d'administration a reculé pour s'établir à 9,6 % pour l'exercice 2006, contre 9,8 % pour l'exercice 2005. Les acquisitions et les nouveaux contrats obtenus à la suite d'appels d'offres, de même que les coûts de démarrage, ont représenté 0,9 million de dollars du total de l'augmentation en dollars des frais d'administration, alors que l'augmentation résiduelle de 1,2 million de dollars des frais d'administration, déduction faite des nouvelles activités pour l'exercice 2006, est principalement imputable à l'accroissement des salaires, des honoraires professionnels et des charges liées aux installations.

Rémunération à base d'actions hors caisse : La charge de rémunération à base d'actions hors caisse de l'exercice 2006 s'est établie à 0,9 million de dollars. Cette charge hors caisse est liée à l'émission de 133 549 actions subalternes de catégorie B, série Deux de STA Holdings Inc. Ces actions subalternes ont été émises au cours du quatrième trimestre de l'exercice 2006 aux termes des modalités du régime. La charge de rémunération hors caisse de l'exercice 2005 a été de 0,2 million de dollars. Cette charge hors caisse est liée à l'augmentation de la juste valeur estimative des options sur actions variables des employés au cours de l'exercice 2005 avant la clôture du placement de titres IPS en vertu de régimes incitatifs à base d'actions existants avant le placement de titres IPS. Les régimes, en vertu desquels les options ont été attribuées, de même que toutes les options, ont pris fin à la clôture du placement de titres IPS.

Charge d'amortissement des immobilisations corporelles : La charge d'amortissement des immobilisations corporelles de l'exercice 2006 s'est fixée à 15,0 millions de dollars comparativement à 12,3 millions de dollars pour l'exercice 2005, soit une augmentation de 2,7 millions de dollars. Les véhicules liés aux acquisitions et aux nouveaux contrats obtenus à la suite d'appels d'offres ont représenté 2,2 millions de dollars de la charge d'amortissement. La charge d'amortissement exprimée en pourcentage des produits a augmenté pour s'établir à 11,3 % à l'exercice 2006 comparativement à 11,2 % à l'exercice 2005.

Charge d'amortissement des immobilisations incorporelles : La charge d'amortissement des immobilisations incorporelles de l'exercice 2006 s'est fixée à 6,2 millions de dollars comparativement à 3,3 millions de dollars pour l'exercice 2005, soit une augmentation de 2,9 millions de dollars. L'augmentation de la charge d'amortissement des immobilisations incorporelles représente un exercice complet d'amortissement de droits contractuels et d'engagements formels de non-concurrence liés à la répartition du prix d'achat dans le cadre des opérations sur titres IPS, de même que des acquisitions conclues à l'exercice 2006, comparativement à un exercice partiel d'amortissement de droits contractuels et d'engagements formels de non-concurrence liés à la répartition du prix d'achat dans le cadre des opérations sur titres IPS à compter de la date du PAPE jusqu'à la fin de l'exercice 2005.

Bénéfice (perte) d'exploitation : Le bénéfice d'exploitation s'est établi à 2,7 millions de dollars pour l'exercice 2006, comparativement à un bénéfice d'exploitation de 5,6 millions de dollars pour l'exercice 2005, soit un recul de 3,3 millions de dollars, découlant surtout de l'augmentation de 5,6 millions de dollars de la charge d'amortissement des immobilisations corporelles et incorporelles (liée à la répartition du prix d'achat dans le cadre des opérations sur titres IPS), en partie contrebalancée par les postes d'exploitation analysés plus haut.

Intérêts débiteurs : Les intérêts débiteurs de l'exercice 2006 ont été de 13,3 millions de dollars comparativement à 12,3 millions de dollars pour l'exercice 2005, soit une augmentation de 1,0 million de dollars, ou 7,8 %. Une augmentation d'environ 30,8 millions de dollars du niveau moyen de l'encours de la dette, jumelée à une hausse du taux d'intérêt moyen pondéré de 0,1 %, en partie contrebalancées par un recul d'environ 26,8 millions de dollars du niveau moyen pondéré des actions privilégiées obligatoirement rachetables en circulation, ont représenté l'augmentation nette des intérêts débiteurs. Des dividendes hors caisse sur les actions privilégiées obligatoirement rachetables, reflétés à titre d'intérêts débiteurs à l'exercice 2005, se sont établis à 3,0 millions de dollars relativement aux actions privilégiées obligatoirement rachetables d'un montant moyen pondéré de 26,8 millions de dollars au cours de l'exercice 2005. Ces actions privilégiées obligatoirement rachetables ont été entièrement rachetées en

décembre 2004 dans le cadre du placement de titres IPS et aucun dividende hors caisse sur les actions privilégiées obligatoirement rachetables n'a été comptabilisé au cours de l'exercice 2006.

Gain latent sur contrats de change : Un gain latent sur contrats de change de 4,3 millions de dollars et de 1,0 million de dollars respectivement pour les exercices 2006 et 2005 reflète un rajustement de la juste valeur des contrats de change conclus à titre de couverture économique de l'exposition au taux de change entre le dollar américain et le dollar canadien des distributions sur les titres IPS.

Autres charges : Pour l'exercice 2006, les autres charges ont totalisé 52 milliers de dollars, et ont principalement trait à des pertes sur cessions d'actifs. Pour l'exercice 2005, les autres charges ont totalisé 0,5 million de dollars et ont principalement trait à la charge hors caisse de 0,5 million de dollars liée à une augmentation de la juste valeur de bons de souscription en cours pendant la période. Les bons de souscription en cours pendant l'exercice 2005 ont été entièrement rachetés en décembre 2004 dans le cadre du placement de titres IPS.

Perte avant impôts sur les bénéfices et part des actionnaires sans contrôle : La perte avant impôts sur les bénéfices et part des actionnaires sans contrôle s'est fixée à 6,3 millions de dollars pour l'exercice 2006 comparativement à une perte de 6,2 millions de dollars pour l'exercice 2005, soit une augmentation de 0,1 million de dollars. Cette hausse a principalement découlé de l'augmentation de 5,6 millions de dollars de la charge d'amortissement des immobilisations corporelles et incorporelles (liée à la charge d'amortissement des immobilisations corporelles et incorporelles additionnelle relative aux véhicules liés aux acquisition et aux nouveaux contrats obtenus à la suite d'appels d'offres, ainsi qu'à l'attribution du prix d'achat dans le cadre des opérations sur titres IPS), jumelée à la hausse de 1,0 million de dollars des intérêts débiteurs, en partie contrebalancées par la variation de 3,3 millions de dollars du gain latent sur contrats de change, le recul de 0,4 million de dollars des autres charges et la variation des autres postes d'exploitation analysée plus haut.

Part des actionnaires sans contrôle : Pour l'exercice 2006, la part des actionnaires sans contrôle s'est établie à 0,2 million de dollars, alors que la part des actionnaires sans contrôle pour l'exercice 2005 s'est fixée à 24 milliers de dollars. Ces montants représentent la tranche minoritaire de la perte consolidée, avant part des actionnaires sans contrôle et intérêts débiteurs, liée aux billets subordonnés, pour l'exercice 2006 et l'exercice 2005 après le placement de titres IPS.

Perte nette : Pour l'exercice 2006, la perte nette s'est établie à 3,9 millions de dollars, ce qui comprend une économie d'impôts de 2,7 millions de dollars. La perte nette de l'exercice 2005 s'était fixée à 4,8 millions de dollars, et comprenait une économie d'impôts de 1,4 million de dollars. Le résultat par titre IPS a été de (0,25) $ pour l'exercice 2006 et de (0,20) $ pour l'exercice 2005 après le placement de titres IPS.

Situation de trésorerie et sources de financement

La société a conclu un contrat d'emprunt relatif au placement de titres IPS qui se compose d'une facilité de crédit à terme de 31,0 millions de dollars, d'une facilité de crédit renouvelable de 25,0 millions de dollars et d'une facilité de crédit aux fins d'acquisition de 15,0 millions de dollars. La facilité de crédit aux fins d'acquisition sert à financer les acquisitions et les investissements effectués en vertu de nouveaux contrats productifs et de nouvelles offres publiques. Au cours de l'exercice 2006, la société a apporté plusieurs modifications au contrat d'emprunt : i) fournir 15,0 millions de dollars supplémentaires dans le cadre d'une facilité de crédit aux fins d'acquisition, ii) mettre en place une nouvelle facilité de crédit renouvelable de 3,0 millions de dollars canadiens et une facilité de crédit aux fins d'acquisition de 10,0 millions de dollars canadiens pour financer l'introduction de la société sur le marché canadien, iii) réviser les dispositions relatives au paiement régulier des intérêts et des dividendes pendant les périodes intermédiaires en fonction du caractère saisonnier des flux de trésorerie de la société et de la constatation partielle des flux de trésorerie associés à la croissance de la société pendant ces périodes intermédiaires, iv) réduire le ratio de levier financier de premier rang de 2,50 à 2,25 en vigueur du 1er octobre 2005 au 1er octobre 2006, et v) assurer des réductions de taux d'intérêt (réductions des marges applicables) de 75 points de base en date du 30 mars 2006 et de 75 points de base additionnels en date du 15 juin 2006. Les nouvelles facilités de prêt libellées en dollars canadiens ont été établies aux fins de financer l'entrée de la société sur le marché canadien.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé pour un produit au comptant brut totalisant 37 200 000 $ CA. Le produit net (déduction faite des commissions et frais) a été entièrement affecté au remboursement de la dette liée à la facilité de crédit. Chaque titre IPS émis en vertu du placement privé consistait en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels en vertu du placement privé comprenait des billets subordonnés additionnels de 10,0 millions de dollars (11,9 millions de dollars CA).

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une acquisition ferme pour un produit au comptant brut totalisant 60 025 000 $ CA. Le produit net (déduction faite des commissions et des frais) a servi à rembourser la dette liée à une facilité de crédit consentie dans le cadre d'acquisitions récentes (notamment Positive Connections, Inc. et Loftlock Coach Lines Limited), pour financer les nouvelles offres publiques et les attributions de contrats au cours de la prochaine année scolaire et aux fins générales de l'entreprise. Chaque titre IPS émis dans le cadre de l'acquisition ferme consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. L'émission de titres IPS additionnels en vertu de l'acquisition ferme comprend une autre tranche de 16,9 millions de dollars (18,8 millions de dollars CA) de billets subordonnés.

Le 1er juillet 2005, la société a fait l'acquisition de nouveaux contrats productifs et de certains actifs de A&E West Coast Transport, Inc., de la région de San Jose et de Silicon Valley, en Californie, et a fusionné ces contrats avec les activités d'exploitation déjà existantes dans cette région. En juillet 2005, elle a décroché de nouveaux contrats productifs et de nouveaux contrats obtenus à la suite d'appels d'offres dans les états du Connecticut, du New Jersey, du Vermont et de New York pour l'année scolaire 2005-2006. La société a également conclu huit acquisitions au cours de l'exercice 2006, à savoir :

- 29 juillet 2005 – division d'autobus scolaires d'Ayr Coach Lines, en Ontario, au Canada.
- 23 septembre 2005 – James O. Sacks, Inc. de Collegeville, en Pennsylvanie.
- 4 novembre 2005 – Byrd Yeany Busing, Inc. de Mayport, en Pennsylvanie.
- 9 novembre 2005 – Hudson Bus Lines, Inc. de Lewiston, dans le Maine.
- 20 décembre 2005 – Toshmar Bus Lines Ltd. en Ontario, au Canada.
- 8 mars 2006 – Liftlock Coach Lines Limited et R. Bennett Bus Lines Ltd. (collectivement, «Liftlock»), en Ontario, au Canada.
- 18 avril 2006 – McCrillis Transportation Inc. de Portsmouth, au New Hampshire.
- 1er mai 2006 – Positive Connections, Inc. («PCI»), en Illinois et au Minnesota.

Les flux de trésorerie affectés aux acquisitions, jumelés aux sorties de fonds à ce jour pour les véhicules acquis aux fins de générer de nouveaux produits et après l'obtention de contrats à la suite d'appels d'offres, ont initialement été financés au moyen d'emprunts à même les facilités de crédit aux fins d'acquisition de la convention de crédit. Le produit net du placement privé du 25 octobre 2005 et de l'acquisition ferme du 14 juin 2006 a été affecté au remboursement de la totalité des emprunts sur la facilité de crédit aux fins d'acquisition en cours à ces dates. Par conséquent, la disponibilité d'emprunt en vertu des facilités de crédit aux fins d'acquisition de la convention de crédit était d'environ 38,9 millions de dollars au 30 juin 2006.

Au cours de l'exercice 2006, la société a généré des flux de trésorerie d'exploitation nets de 12,8 millions de dollars. Les activités d'investissement de la société pour l'exercice 2006 ont nécessité l'affectation de flux de trésorerie de 65,6 millions de dollars. Ces activités d'investissement comprennent i) les acquisitions clôturées au cours de l'exercice 2006, ii) les dépenses en immobilisations liées aux nouveaux contrats obtenus à la suite d'appels d'offres et aux nouveaux contrats productifs additionnels attribués aux terminaux existants de 17,4 millions de dollars, et iii) des dépenses nettes de 5,1 millions de dollars relativement à des dépenses en immobilisations de remplacement. Les activités de financement de la société pour l'exercice 2006 se sont traduites par des flux de trésorerie de 58,8 millions de dollars. Ces activités de financement comprenaient i) un produit net de 29,5 millions de dollars tiré de l'émission de titres IPS additionnels en octobre 2005 et un produit net de 50,4 millions de dollars tiré de l'émission de titres IPS additionnels en juin 2006, qui comprennent des frais d'émission de titres d'emprunt de 1,6 million de dollars liés à ces placements, ii) un produit de 50,2 millions de dollars tiré d'emprunts sur les facilités de crédit aux fins d'acquisition en vertu de la convention de crédit de la société pour financer les dépenses de croissances liées aux huit acquisitions, à trois nouveaux contrats obtenus à la suite d'appels d'offres et à d'autres nouveaux contrats productifs obtenus à

l'exercice 2006 sur une base intermédiaire, iii) un remboursement de 57,5 millions de dollars de la facilité de crédit de premier rang de la société (facilités de prêt aux fins d'acquisition et remboursement anticipé d'un prêt à terme), iv) un remboursement net de 5,4 millions de dollars des facilités de prêt renouvelables en vertu de la convention de crédit, et v) un remboursement de 0,5 million de dollars de la dette du vendeur, des frais d'émission d'autres titres d'emprunt de 0,6 million de dollars et des paiements de dividendes de 7,3 millions de dollars effectués au cours de l'exercice 2006.

Au 30 juin 2006, l'encours de la dette en vertu de la convention de crédit s'établissait à 24,3 millions de dollars. La société avait des emprunts disponibles d'environ 26,7 millions de dollars et 38,9 millions de dollars respectivement en vertu des facilités de crédit renouvelables et des facilités de crédit aux fins d'acquisition du contrat d'emprunt. En outre, au 30 juin 2006, l'encours de la dette comprenait des billets d'environ 4,5 millions de dollars dus à des anciens propriétaires et du financement de matériel, ainsi que des billets subordonnés et billets subordonnés distincts de 80,5 millions de dollars. Le contrat d'emprunt vient à échéance le 21 décembre 2007 alors que les billets subordonnés et les billets subordonnés distincts ont une durée de 12 ans et viennent à échéance et seront dus le 21 décembre 2016. Les billets dus à des anciens propriétaires et les montants découlant du financement de matériel ont des dates d'échéance diverses jusqu'à l'exercice 2008.

La société prévoit être en mesure de renouveler ou de refinancer les diverses facilités de prêt lorsqu'elles viendront à échéance aux taux alors en vigueur sur le marché. Au 30 juin 2006, la société n'avait pas d'obligation hors bilan ou d'autres obligations semblables.

Au 30 juin 2006, nous exploitions une flotte d'environ 4 000 véhicules. Nous consommons de grandes quantités de carburant dans le cadre de nos activités. Rien ne garantit que nous serons en mesure de nous protéger de façon appropriée contre des augmentations de ces coûts à l'exception de ce qui est prévu aux contrats.

Le 1er mai 2006, la société a réalisé l'acquisition de la société Positive Connections, Inc. (« PCI ») située en Illinois. L'acquisition a ajouté 400 véhicules et a établi une nouvelle plateforme d'activités et de croissance dans le MidWest, ajoutant six emplacements au sein de deux États, l'Illinois et le Minnesota. La convention d'achat et de vente de PCI comprend une disposition de paiement éventuel du prix d'achat liée à l'attribution de deux contrats productifs additionnels visant des services pour l'année scolaire à venir commençant en septembre 2006. L'estimation de ce paiement éventuel a été incluse dans le prix d'achat provisoire et a été reflétée à titre de composante de la dette du vendeur dans le bilan du 30 juin 2006 de la société.

En février 2006, la société a conclu un contrat de cinq ans avec la commission scolaire Riverside Unified en Californie («Riverside»). Le contrat de Riverside devrait se traduire par l'ajout de produits annuels additionnels d'environ 9,0 millions de dollars aux activités existantes de la société en Californie à compter de l'année scolaire 2006 – 2007 qui a commencé à la fin juin, début juillet avec les cours d'été, comprenant des circuits additionnels ajoutés par Riverside à la suite de l'attribution du contrat. Aux termes de ce nouveau contrat d'une durée de cinq ans, la commission scolaire est responsable de l'achat du carburant. La société prévoit financer les investissements nécessaires au contrat de Riverside avec le produit de l'acquisition ferme de juin 2006.

Toujours en février 2006, la société s'est vu attribuer un nouveau contrat de cinq ans à Hudson, au New Hampshire, qui comprend une disposition de prix plafond du carburant relativement à l'achat de carburant. En mai 2006, la société s'est vu attribuer un nouveau contrat de cinq ans à Peterborough, au New Hampshire, qui comprend une disposition en vertu de laquelle la totalité du carburant est acquitté par le client. Ces contrats ont été conclus avec des commissions scolaires qui sont adjacentes à plusieurs terminaux existants de la société dans cet État. Jumelés, ces deux contrats obtenus à la suite d'appels d'offres dans la région de la Nouvelle-Angleterre de la société devraient se traduire par l'ajout de produits annuels d'environ 2,7 millions de dollars. La société a financé les investissements nécessaires aux contrats de Hudson et de Peterborough avec le produit de l'acquisition ferme de juin 2006.

La société n'a pas renouvelé quatre contrats pour l'exercice 2007, représentant environ 7,0 millions de dollars de produits à l'exercice complet de 2006. Un contrat visant 33 autobus en Oregon a été perdu à la suite d'un appel d'offres. Il s'agissait du seul contrat que la société détenait en Oregon. La société a vendu la flotte de véhicules usagés utilisés pour le contrat de l'Oregon et a réinvesti le produit net dans des véhicules scolaires pour le nouveau contrat

visant la conversion de l'AASD (voir la rubrique «Événements postérieurs à la date du bilan»). Deux contrats représentaient des contrats de services gérés au Texas où les commissions scolaires étaient propriétaires de la flotte. Un de ces contrats a été perdu à la suite d'un appel d'offres alors que l'autre n'a pas été renouvelé par la société. Conformément à notre stratégie d'affaires, la société est d'avis qu'il n'est pas rentable d'exercer des activités dans un seul emplacement au sein d'une région. Le quatrième contrat était situé dans le nord de l'État de New York. La commission scolaire cliente de l'État de New York détenait et gérait à l'interne la majorité des véhicules nécessaires et avait conclu des contrats visant une partie des véhicules nécessaire avec la société. La commission scolaire a réduit le nombre de circuits (et de véhicules nécessaires) au cours de l'exercice 2006 et a éliminé ces circuits des services privés fournis par la société. Cette réduction des circuits signifie que, pour la société, il est devenu impossible d'un point de vue économique de fournir des services à la commission scolaire. Par conséquent, la société a décidé de retirer son acceptation à l'égard de la prolongation du contrat.

Nous avons l'intention d'obtenir, de manière sélective, des contrats au moyen de nouveaux appels d'offres et de conversions, et de rechercher des occasions d'acquisitions additionnelles dans la mesure où il nous est possible de les financer à même les flux de trésorerie d'exploitation, le financement disponible en vertu de notre facilité de crédit et l'émission potentielle de titres IPS additionnels.

Liquidités disponibles aux fins de distribution

Les liquidités disponibles aux fins de distribution ne se veulent pas une mesure représentative des flux de trésorerie ni des résultats d'exploitation établis conformément aux principes comptables généralement reconnus (« PCGR ») du Canada et n'ont pas de définition standardisée prescrite par les PCGR du Canada. Les liquidités disponibles aux fins de distribution peuvent ne pas être comparables à des mesures semblables utilisées par d'autres sociétés ou fiducies de revenu. Nos liquidités disponibles aux fins de distribution sont composées de ce qui suit : i) le bénéfice net rajusté pour tenir compte : a) des éléments hors caisse comme la part des actionnaires sans contrôle, les impôts futurs, le gain latent ou la perte latente sur les contrats de change, la charge de rémunération à base d'actions hors caisse, l'amortissement des frais de financement reportés, les charges d'amortissement, b) des autres produits ou charges et c) des intérêts débiteurs, moins ii) la part des actionnaires sans contrôle dans les flux de trésorerie des filiales (dividendes sur les actions ordinaires de catégorie B, série Un et série Deux de STA Holdings), iii) les intérêts débiteurs au comptant autres que les intérêts au comptant sur les billets subordonnés IPS et iv) les dépenses en immobilisations pour l'entretien. Les dépenses en immobilisations pour l'entretien correspondent principalement aux montants dépensés pour des véhicules de remplacement afin de maintenir les contrats productifs existants.

Le BAIIA est une mesure financière non conforme aux PCGR, mais la direction est d'avis qu'elle est utile pour évaluer le rendement de STA. Les lecteurs sont mis en garde quant au fait que cette mesure ne doit pas être interprétée comme un remplacement du bénéfice net ou de perte nette ou d'autre mesure comparable établie selon les PCGR à titre d'indicateur du rendement de la société ou à titre de mesure de sa situation de trésorerie ou de ses flux de trésorerie. La méthode utilisée par la société pour calculer les mesures non conformes aux PCGR peut différer des méthodes utilisées par d'autres émetteurs et, par conséquent, les mesures non conformes aux PCGR de la société peuvent ne pas être comparables aux mesures portant des titres semblables utilisées par d'autres émetteurs. Le BAIIA représente le bénéfice avant intérêt, impôts sur les bénéfices, amortissement, éléments hors caisse comme la part des actionnaires sans contrôle, le gain latent ou la perte latente sur les contrats de change et la charge de rémunération à base d'actions hors caisse, et autres bénéfices ou pertes.

La quasi-totalité des activités et du bénéfice de la société sont libellés en dollars américains alors que les distributions aux porteurs de ses titres IPS sont effectuées en dollars canadiens. Les liquidités disponibles aux fins de distribution aux porteurs de titres IPS sont présentés en dollars canadiens au bénéfice des investisseurs, et désignés par la mention dollars CA.

Les distributions sur les titres IPS en circulation pour le trimestre et l'exercice terminés le 30 juin 2006 ont totalisé respectivement 3,9 millions de dollars (4,7 millions de dollars CA) et 13,8 millions de dollars (16,7 millions de dollars CA). Ces distributions comprennent les dividendes sur la composante actions ordinaires de STA des titres IPS et les paiements d'intérêt sur la composante billets subordonnés des titres IPS. En outre, STA Holdings a déclaré un dividende sur ses actions ordinaires de catégorie B en circulation totalisant 0,2 million de dollars et 0,8 million de

dollars respectivement pour le trimestre et l'exercice terminés le 30 juin 2006. Les distributions ont été financées au moyen des flux de trésorerie provenant de l'exploitation à chaque période.

Liquidités disponibles aux fins de distribution pour le trimestre et l'exercice terminés le 30 juin 2006 – rapprochement des flux de trésorerie d'exploitation et des liquidités disponibles aux fins de distribution.

(en milliers, sauf les montants par part)		Trimestre terminé le 30 juin 2006		Exercice terminé le 30 juin 2006	
Flux de trésorerie d'exploitation		7 003	$	12 803	$
Rajustements :					
Variation des éléments hors caisse liés au fonds de roulement		(3 302)		247	
Variation des autres actifs et passifs		120		(98)	
Intérêts débiteurs au comptant		3 229		11 817	
BAIIA		7 050	$	24 769	$
Moins :					
Part des actionnaires sans contrôle dans les flux de trésorerie de filiales		(215)		(788)	
Intérêts débiteurs (autres que hors caisse et billets subordonnés IPS)		(1 264)		(4 940)	
Impôts sur les bénéfices payés au comptant				(179)	
Dépenses en immobilisations d'entretien		(88)		(5 084)	
Liquidités disponibles aux fins de distribution sur titres IPS	$ US	5 483	$	13 778	$
Liquidités disponibles aux fins de distribution sur titres IPS	$ CA	6 570	$	16 716	$
Liquidités disponibles par titre IPS	$ CA	0,38	$	1,08	$
Total des distributions sur titres IPS					
Intérêts sur les billets subordonnés IPS	$ CA	2 356	$	8 347	$
Dividendes sur actions ordinaires	$ CA	2 381	$	8 348	$
Total des distributions sur titres IPS	$ CA	4 737	$	16 695	$
Total des distributions sur titres IPS par titre IPS	$ CA	0,27	$	1,08	$

Les liquidités disponibles aux fins de distribution pour l'exercice terminé le 30 juin 2006 sont converties en dollars canadiens à un taux moyen pondéré de 1,2132 $ CA pour 1,00 $ US. La société conclu un contrat de change à terme de cinq ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. La société a financé les distributions sur les titres IPS émis dans le cadre du placement privé du 25 octobre 2005 au moyen d'une combinaison de flux de trésorerie tirés des activités canadiennes de la société et d'acquisition de dollars canadiens. Après l'émission de titres IPS additionnels dans le cadre de l'acquisition ferme du 14 juin 2006, la société a conclu un contrat tunnel de deux ans entre le dollar canadien et le dollar américain à l'égard des distributions sur les titres émis dans le cadre de l'acquisition ferme et de l'augmentation de 0,02 $ CA des distributions sur les titres IPS émis dans le cadre du placement de titres IPS. Les opérations tunnel ont permis à la société d'acheter des dollars canadiens à un taux de change s'échelonnant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. Selon les contrats à terme et les contrats tunnel, la société a actuellement des contrats visant environ 60 % des distributions actuellement prévues pour les cinq prochains exercices et 85 % des distributions actuellement prévues jusqu'en juillet 2008. La société a l'intention de financer une partie du montant restant des distributions actuellement prévues au moyen des flux de trésorerie tirés des activités canadiennes de la société alors que nous poursuivons la croissance de nos flux de trésorerie libellés en dollars canadiens au moyen de la mise en œuvre de notre stratégie de croissance au Canada.

Données sur les actions en circulation

Au 30 juin 2006 et au 20 septembre 2006, la société avait 20 764 554 titres IPS en circulation. Chaque titre IPS représente une action ordinaire de STA Ltd., et un montant en capital de 3,847 $ CA de billets subordonnés à 14 %.

Engagements et obligations contractuelles

Nos engagements et obligations contractuelles comprennent principalement des obligations liées à l'encours de notre dette et à nos obligations locatives. Le tableau qui suit présente nos engagements et obligations contractuelles liés à l'encours de notre dette au 30 juin 2005 ainsi que les périodes de paiement connexes par période d'échéance (en milliers de dollars).

	Solde au 30 juin 2006	Exercice se terminant en juin 2007	Exercice se terminant en juin 2008	Exercice se terminant en juin 2009	Exercice se terminant en juin 2010	Exercice se terminant en juin 2011	Par la suite
Nouvelle convention de crédit	24 300 $	– $	24 300 $	– $	– $	– $	– $
Billets subordonnés et billets subordonnés distincts	80 524	–	–	–	–	–	80 524
Dette du vendeur	4 447	2 356	1 806	160	100	25	–
Financement de matériel	110	94	16	–	–	–	–
	109 381 $	2 450 $	26 122 $	160 $	100 $	25 $	80 524 $

La société prévoit être en mesure de renouveler ou de refinancer les diverses facilités de prêt lorsqu'elles viendront à échéance aux taux alors en vigueur sur le marché.

Au 30 juin 2006, la société n'avait pas de dette hors bilan ou d'obligation semblable.

Nous louons certaines installations en vertu de contrats de location-exploitation non résiliables. Les charges locatives ont totalisé 3,1 millions de dollars et 2,5 millions de dollars respectivement pour les exercices terminés les 30 juin 2006 et 30 juin 2005. Ces contrats de location et d'autres contrats de location-exploitation viennent à échéance à divers moments jusqu'en 2018.

Le tableau qui suit présente les paiements de location futurs minimaux en vertu des contrats de location-exploitation non résiliables (en milliers de dollars) :

Exercices terminés en	Contrats de location-exploitation
2007	3 952 $
2008	2 214
2009	1 868
2010	1 639
2011 et par la suite	2 619
Total des paiements minimaux	12 292 $

Nous avons des conventions d'emploi avec certains employés clés prévoyant une rémunération annuelle totale minimale de 2,1 millions de dollars à chaque année civile. De plus, certaines de ces conventions d'emploi prévoient divers paiements de rémunération incitative tels qu'établis par le conseil d'administration de la société.

Événements postérieurs à la date du bilan

Le 12 juillet 2006, STA Holdings a attribué 151 740 actions ordinaires de catégorie B, série Deux, en vertu du régime. Au cours du trimestre terminé le 30 septembre 2006, la société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution d'actions subalternes du 12 juillet 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente une participation minoritaire additionnelle dans la société.

Le 12 juillet 2006, la société a clôturé son acquisition de Simcoe Coach Lines Ltd., située à Sutton, en Ontario. L'acquisition augmente les flux de trésorerie de source canadienne et devrait se traduire par l'ajout d'environ 5,0 millions de dollars CA aux produits annuels des activités canadiennes de la société.

Le 19 juillet 2006, la société s'est vu attribuer un contrat visant la privatisation des services de transport de la commission scolaire Altoona Area située à Altoona, en Pennsylvanie (la «conversion d'AASD»). Le contrat a une durée de cinq ans et devrait générer des produits annuels de plus de 2,5 millions de dollars à compter de l'année scolaire 2006-2007. La conversion d'AASD est une des plus importantes conversions de l'histoire de la Pennsylvanie et la plus importante de la société depuis sa constitution.

Le 27 juillet 2006, la société a conclu un contrat de location-exploitation avec GE Capital visant la location de véhicules scolaires de remplacement nécessaires pour l'année scolaire 2006-2007 à venir pour environ 5,4 millions de dollars. La durée du contrat est de six ans à un taux implicite de 6,7 %. Les paiements annuels sur le contrat de location-exploitation s'élèveront à environ 1,2 million de dollars par année pour la durée du contrat.

Le 24 août 2006, STA Holdings a attribué 138 333 actions ordinaires de catégorie B, série Deux en vertu du régime. Cette attribution d'actions subalternes vise à souligner les réalisations de la direction au cours de l'exercice 2006. En vertu des règles comptables, bien que les attributions d'actions subalternes aient trait à l'exercice 2006, la charge de rémunération connexe est constatée dans la période pendant laquelle les attributions sont faites. Par conséquent, la société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution d'actions subalternes du 24 août 2006 au cours du trimestre terminé le 30 septembre 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente une participation minoritaire additionnelle dans la société.

Le 5 septembre 2006, la société a conclu un swap sur marchandises avec une institution financière pour réduire son exposition à la variation du coût du carburant sur le marché. Le swap sur marchandises fixe le prix du mazout de chauffage à 2,10 $ le gallon pour un notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Ce swap est désigné à titre de couverture de l'exposition sous-jacente liée aux achats de carburant au cours de l'exercice 2007. Les montants échangés par les parties seront calculés en fonction du notionnel et d'autres modalités du swap. En raison de la corrélation entre l'instrument de couverture sur mazout de chauffage et l'exposition sous-jacente des achats de carburant couverts, la variation de la valeur du swap sur mazout de chauffage sera généralement contrebalancée par la variation de la valeur des achats de carburant sous-jacents. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque de défaillance de la contrepartie est faible.

Informations quantitatives et qualitatives au sujet du risque de marché

Dans le cours normal des affaires, nous sommes exposés à des risques de marché découlant de variations défavorables des taux d'intérêt et du taux de change entre le dollar canadien et le dollar américain. Le risque de marché est défini à ces fins comme la variation possible de la juste valeur de marché des actifs et des passifs financiers découlant d'une variation défavorable de ces taux.

Au 30 juin 2006, nos importants emprunts à taux variable comprenaient nos emprunts en cours sur notre facilité de prêt à terme en vertu de la convention de crédit. À la mise en place de la convention de crédit, nous avons conclu une garantie de taux plafond. Le notionnel de la garantie de taux plafond est de 31,0 millions de dollars et les modalités de cette garantie de taux plafond limitent le taux d'intérêt sur ce notionnel. Au 30 juin 2006, nous avions une dette en cours de 24,3 millions de dollars liée à la facilité de prêt à terme. Une augmentation de 100 points de base des taux d'intérêt, appliquée à ces emprunts au 30 juin 2006, ne se traduirait pas par une augmentation annuelle des intérêts débiteurs ou une diminution connexe des flux de trésorerie en raison de la garantie de taux plafond conclue.

Relativement au placement de titres IPS, nous sommes exposés à la variation du taux de change entre le dollar canadien et le dollar américain puisque les distributions prévues de STA. Inc. à STA Holdings seront acquittées en dollars américains, et que les distributions sur les titres IPS actuellement prévues seront acquittées en dollars canadiens. Afin d'atténuer l'incidence de la variation du taux de change entre le dollar canadien et le dollar américain, au moment du placement de titres IPS, nous avons conclu un contrat de change à terme de cinq ans entre le dollar

canadien et le dollar américain à un taux de 1,2275 $ CA pour 1,00 $ US pour la totalité du montant des distributions mensuelles prévues actuellement sur les titres IPS jusqu'en janvier 2010. La société a conclu de nouveaux contrats à terme sur une base trimestrielle à mesure que les contrats liés à la convention initiale de cinq ans viennent à échéance. Au 30 juin 2006, la société avait 60 contrats de change à terme mensuels en cours en vertu desquels la société vendra des dollars américains chaque mois pour un montant fixe de dollars canadiens selon les modalités qui suivent :

Date des contrats	Nombre de contrats	Dollars US à livrer (en millions)	Dollars canadiens à recevoir (en millions)	Dollar CA par dollar US (moyenne pondérée)
Juillet 2006 à juin 2007	12	11,9	14,7	1,2275
Juillet 2007 à juin 2008	12	11,9	14,7	1,2275
Juillet 2008 à juin 2009	12	11,9	14,7	1,2275
Juillet 2009 à juin 2010	12	11,9	14,7	1,2224
Juillet 2010 à juin 2011	12	13,1	14,7	1,1171
		60,7	73,5	

Par suite de l'émission de titres IPS additionnels dans le cadre de l'acquisition ferme du 14 juin 2006, la société a conclu un contrat tunnel de deux ans entre le dollar canadien et le dollar américain à l'égard de distributions annuelles de 5,6 millions de dollars. Les opérations tunnel permettent à la société d'acheter des dollars canadiens à un taux de change s'échelonnant entre 1,0400 $ CA et 1,1540 $ CA pour 1,00 $ US. Selon les contrats à terme et les contrats tunnel, la société a actuellement des contrats visant environ 60 % des distributions actuellement prévues pour les cinq prochains exercices et 85 % des distributions actuellement prévues jusqu'en juillet 2008. La société a l'intention de financer le montant résiduel des distributions prévues actuellement au moyen de flux de trésorerie tirés des activités canadiennes de la société alors que nous poursuivons la croissance de nos flux de trésorerie de source canadienne au moyen de la mise en œuvre de notre stratégie de croissance au Canada.

Au 30 juin 2006, STA Holdings avait des gains de change latents sur des contrats de change à terme en cours totalisant 4,3 millions de dollars. Si STA Holdings avait liquidé les contrats et réalisé un gain, elle aurait été davantage exposée à la variation du taux de change entre le dollar canadien et le dollar américain relativement au niveau actuel des distributions mensuelles sur les titres IPS.

Sommaire des résultats trimestriels

	T2 2005 *Note 1*		T3 2005		T4 2005		T1 2006		T2 2006		T3 2006		T4 2006	
Produits d'exploitation	1 083	$	31 448	$	30 207	$	19 844	$	35 358	$	39 933	$	37 860	$
Perte nette	(64)		(439)		(2 090)	$	(1 426)	$	(1 177)	$	(435)	$	(857)	$
Résultat par action	(0,01)	$	(0,03)	$	(0,16)	$	(0,11)	$	(0,08)	$	(0,03)	$	(0,04)	$

Note 1 : Le deuxième trimestre de 2005 représente la période du 21 au 31 décembre 2004.

Opérations entre parties reliées

La société utilise Coast Cities Truck Sales, Inc. («Coast Cities»), concessionnaire en matériel de transport, principalement en vue de l'aider dans l'achat et la cession des véhicules de sa flotte sous l'égide du président et chef de l'exploitation de la société. Coast Cities offre également des services de consultation à la société, aidant à l'évaluation de la flotte dans ses efforts d'acquisition. Les services d'évaluation de la flotte sont offerts gratuitement. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'achat et de cession des véhicules de la flotte sont offerts sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. La société est d'avis que cet arrangement se rapproche du coût d'un arrangement sans lien de dépendance de même nature. La société a versé 0,3 million de dollars et 21 milliers de dollars à Coast Cities respectivement au cours de l'exercice 2006 et de la période du 21 décembre 2004 au 30 juin 2005.

La société a retenu les services de Reilly Partners Inc. («Reilly Partners»), cabinet de recrutement de cadres, pour pouvoir aux postes de direction. Robert Reilly, le président et associé fondateur de Reilly Partners, est un administrateur de STA Holdings, la société d'exploitation américaine. La société a versé 0,1 million de dollars à Reilly Partners au cours de l'exercice 2006 pour des services de recrutement de cadres.

Contrôles et procédures de communication de l'information

Selon les exigences du *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*, le chef de la direction et le chef des finances de l'émetteur ont évalué l'efficacité des contrôles et procédés de communication de l'information de l'émetteur (comme ils sont définis dans le Règlement 52-109) au 30 juin 2006. D'après cette évaluation, le chef de la direction et le chef des finances ont conclu que les contrôles et procédés de communication de l'émetteur étaient efficaces au 30 juin 2006 afin de leur donner une assurance raisonnable que les informations importantes relatives à l'émetteur, y compris ses filiales consolidées, leur seraient communiquées par d'autres personnes au sein de ces entités.

Contrôle interne à l'égard de l'information financière

Aucun changement concernant le contrôle interne à l'égard de l'information financière n'est survenu au cours de l'exercice terminé le 30 juin 2006 qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière. Toutefois, nous améliorons de manière continue notre infrastructure et nos contrôles.

Énoncés prospectifs

Certains énoncés contenus dans le présent rapport de gestion sont des énoncés prospectifs au sens des lois applicables en valeurs mobilières, qui reflètent les attentes de la direction à l'égard des produits, des charges, du caractère saisonnier, de la situation de trésorerie, du rendement des nouvelles activités acquises ou obtenues à la suite d'appels d'offres, de la capacité d'emprunt, de la capacité de renouveler ou de refinancer diverses facilités de prêts lorsqu'elles viennent à échéance, de la capacité de mettre en œuvre la stratégie de croissance et les distributions au comptant de la société, de même que de la croissance, des résultats d'exploitation, du rendement, des perspectives ou des occasions d'affaires futurs de l'émetteur et de la société. Les énoncés prospectifs peuvent habituellement être repérés par l'utilisation du conditionnel ou du futur, et des termes prospectifs comme «s'attendre à», «avoir l'intention de», «estimer», «prévoir», «croire», «devoir», «planifier» ou «continuer», ou d'autres termes semblables suggérant des issues ou des événements futurs.

Ces énoncés prospectifs reflètent les attentes actuelles de la société à l'égard d'événements et du rendement de l'exploitation futurs, et sont en date du présent rapport de gestion uniquement. Les énoncés prospectifs comportent des risques et des incertitudes importants, ne doivent pas être considérés comme des garanties du rendement ou des résultats futurs, et ne représentent pas nécessairement des indications exactes, à savoir si ledit rendement ou lesdits résultats seront atteints ou non ou quand ils le seront. Un certain nombre de facteurs pourraient faire en sorte que les résultats réels diffèrent de façon importante des résultats présentés dans les énoncés prospectifs, entre autres, sans s'y

limiter, les facteurs analysés à la rubrique «Facteurs de risque», notamment notre incapacité à contrôler nos charges d'exploitation, nos importantes dépenses en immobilisations, notre dépendance à l'égard de certains membres clés de notre personnel, la syndicalisation possible d'un plus grand nombre de nos employés, notre stratégie d'acquisition, notre incapacité à atteindre nos objectifs d'affaires, la concurrence importante présente dans notre secteur, les frais d'assurance à la hausse, de nouvelles lois et nouveaux règlements gouvernementaux, notre protection insuffisante à l'égard de certaines pertes, les exigences environnementales, le caractère saisonnier de notre secteur, notre incapacité à maintenir des lettres de crédit et des garanties de bonne exécution, et la résiliation de certains de nos contrats pour des raisons qui échappent à notre contrôle. Les facteurs et hypothèses importants sous-jacents aux énoncés prospectifs comprennent le maintien de contrats et la rétention de la clientèle, les niveaux actuel et futur des charges, la disponibilité de cibles d'acquisition de qualité, les occasions d'appels d'offres et de conversions, la disponibilité de crédit et les ratios financiers actuels, ainsi que les résultats d'exploitation et le rendement actuels et historiques. Bien que les énoncés prospectifs contenus dans le présent rapport de gestion soient fondés sur ce que l'émetteur et la société croient être des hypothèses raisonnables, les investisseurs ne peuvent être certains que les résultats réels seront conformes à ces énoncés prospectifs et les différences peuvent être importantes. Ces énoncés prospectifs sont effectués à la date du présent rapport de gestion et l'émetteur et la société n'ont nullement l'obligation de les mettre à jour ou de les réviser pour tenir compte de nouveaux faits ou circonstances autrement qu'à l'égard des exigences de la loi applicable.

Conventions comptables critiques

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et pose des hypothèses qui influent sur les montants constatés des actifs et passifs à la date des états financiers et sur les montants constatés des produits et des charges au cours de la période visée. Certaines des estimations et hypothèses que la direction est tenue de faire se rapportent à des questions qui sont en elles-mêmes incertaines parce qu'elles ont trait à des événements futurs. La direction fonde ces estimations sur les résultats passés et sur diverses autres hypothèses que nous jugeons raisonnables et pertinentes. Les résultats réels peuvent différer considérablement de ces estimations. Voici une description de nos conventions comptables qui, selon nous, exigent des jugements subjectifs et complexes et pourraient éventuellement avoir un effet important sur la situation financière et les résultats d'exploitation présentés.

Conversion des devises. La monnaie de fonctionnement de la société et de STA ULC est le dollar canadien. La monnaie de fonctionnement des activités de la société aux États-Unis est le dollar américain. Les états financiers de la société sont présentés en dollars américains, parce que les activités et les flux de trésorerie principaux de ses filiales sont libellés en dollars américains. Par conséquent, les actifs et les passifs de la société et de STA ULC sont convertis en dollars américains au taux de change en vigueur à la fin de la période et les produits et les charges sont convertis au taux moyen de la période. Les gains ou pertes de change sont reportés à titre de composante distincte des capitaux propres. Les billets subordonnés et les billets subordonnés distincts de STA ULC sont libellés en dollars canadiens. Comme la monnaie de fonctionnement de STA ULC est le dollar canadien, les gains ou pertes de change liés aux billets à la conversion des états financiers de STA ULC en dollars américains, la monnaie de présentation, sont reportés à titre de composante distincte des capitaux propres.

Les actifs et passifs monétaires libellés dans une monnaie autre que la monnaie de fonctionnement sont convertis au taux de change en vigueur à la date du bilan. Les opérations libellées dans une monnaie autre que la monnaie de fonctionnement sont converties au taux de change en vigueur à la date de l'opération. Les gains et les pertes de change sur ces éléments sont inclus dans l'état des résultats consolidé.

Immobilisations corporelles. Les immobilisations corporelles sont comptabilisées au coût ou à la juste valeur si elles sont obtenues dans le cadre d'une acquisition d'entreprise, moins l'amortissement cumulé. L'entretien régulier et les réparations sont passés en charges lorsqu'ils sont engagés. L'amortissement des immobilisations corporelles est calculé de manière linéaire sur leur durée de vie utile estimative, qui va de trois à onze ans. Les améliorations locatives sont amorties sur le délai le plus court entre la durée du bail et la durée de vie utile estimative des actifs.

Écart d'acquisition et autres actifs incorporels identifiables. L'écart d'acquisition représente l'excédent du coût sur la juste valeur de l'actif net acquis dans le cadre d'un regroupement d'entreprises comptabilisé selon la

méthode de l'acquisition. L'écart d'acquisition et les dénominations commerciales ne sont pas amortis mais soumis à un test de dépréciation une fois l'an, ou plus souvent si les circonstances changent, d'après leur juste valeur. Si la valeur comptable de l'écart d'acquisition ou des dénominations commerciales dépasse leur juste valeur, une perte de valeur sera constatée dans l'état des résultats pour un montant égal à l'excédent. Les autres actifs incorporels identifiables comprennent les droits contractuels qui sont amortis de manière linéaire sur la durée de vie utile estimative de 21 ans, les engagements formels de non-concurrence qui sont amortis de manière linéaire sur la durée de vie utile estimative de deux à trois ans, et les dénominations commerciales qui ont une durée de vie indéfinie.

Dépréciation des actifs à long terme : La direction évalue de façon continue si des événements ou des circonstances qui sont survenus indiquent que la durée de vie utile estimative restante des immobilisations corporelles, des droits contractuels et des engagements formels de non-concurrence justifie un examen ou si les soldes résiduels peuvent ne pas être recouvrables. Si l'examen indique que ces actifs ne sont pas recouvrables, comme il est établi selon les flux de trésorerie futurs non actualisés liés à l'utilisation des actifs, la valeur comptable des actifs sera réduite à leur juste valeur estimative.

Provision pour créances douteuses : Nous maintenons une provision pour créances douteuses pour les pertes estimatives résultant de l'incapacité de nos clients d'effectuer les paiements exigés. Nous estimons la provision d'après les soldes actuels des comptes clients, l'ancienneté des soldes des comptes clients, la situation financière du client et les tendances économiques actuelles. Si les montants non recouvrés réels devaient dépasser considérablement la provision estimative, nos résultats d'exploitation seraient touchés de manière importante.

Constatation des produits : Les produits sont constatés lorsque les services sont rendus. Le crédit est offert en fonction de l'évaluation de la situation financière du client, et il n'est généralement pas nécessaire d'effectuer des paiements anticipés. Une tranche importante de nos activités sont conclues avec des commissions scolaires sur les côtes est et ouest. Les pertes de crédit prévues font l'objet d'une provision dans les états financiers. La direction surveille la situation financière de ses clients afin de réduire le risque de perte.

Provisions techniques : Au 30 juin 2006, nous avions environ 3,4 millions de dollars en provisions techniques comptabilisées. Ces provisions reflètent les franchises estimatives dont la société est responsable pour les programmes d'indemnisation des victimes d'accidents du travail et d'assurance responsabilité des véhicules. Nos frais d'assurance pour ces éléments dépendent largement de nos résultats techniques et de notre capacité de contrôler ces derniers, en plus des primes de responsabilité civile et des charges associées à cette couverture. Nous avons comptabilisé nos provisions techniques estimatives relativement aux pertes prévues à l'égard des réclamations en cours en vertu des programmes d'indemnisation des victimes d'accidents du travail et d'assurance responsabilité des véhicules d'après les estimations fournies par nos sociétés d'assurance et une analyse actuarielle préparée par un actuaire tiers indépendant. Bien que les estimations de ces charges à payer dépendent des facteurs mentionnés ci-dessus, il est possible que les flux de trésorerie et les résultats d'exploitation futurs puissent être considérablement touchés par des changements dans nos hypothèses ou dans nos résultats techniques.

Rémunération à base d'actions. La société comptabilise la rémunération et les autres paiements à base d'actions selon la comptabilisation à la juste valeur. Selon cette méthode, la juste valeur de la rémunération et des autres paiements à base d'actions est estimée à la date d'attribution et le total de la juste valeur est amorti sur la période d'acquisition des droits sous-jacents aux attributions à titre de charge de rémunération.

Impôts sur les bénéfices : Les impôts sur les bénéfices ont été calculés selon la méthode axée sur le bilan. Les actifs et passifs d'impôts futurs découlent des écarts entre la valeur fiscale d'un actif ou d'un passif et sa valeur comptable. Les soldes d'impôts futurs sont établis au moyen des taux d'imposition qui devraient être en vigueur lorsque les impôts seront effectivement payés ou que les remboursements seront reçus. Une provision pour moins-value est comptabilisée lorsqu'il n'est pas plus probable qu'improbable qu'un actif d'impôts futurs sera constaté. Les passifs d'impôts futurs inscrits résultent de l'écart entre la valeur comptable et la valeur fiscale du matériel de transport et autre matériel.

Comptabilisation des instruments dérivés et des activités de couverture : La société comptabilise généralement les instruments dérivés selon la comptabilité d'exercice. Les instruments dérivés qui ne sont pas des couvertures sont

constatés à la juste valeur au bilan. Les variations de la juste valeur sont constatées dans l'état des résultats. Si l'instrument dérivé est désigné comme une couverture, sa juste valeur est constatée dans l'état des résultats quand l'élément de couverture est comptabilisé dans les résultats.

Facteurs de risque

La rubrique qui suit décrit les risques généraux et particuliers qui pourraient avoir une incidence sur notre rendement financier. Les risques décrits plus bas ne sont pas les seuls risques auxquels font face l'émetteur et la société. Des risques et incertitudes additionnels qui ne sont pas connus à l'heure actuelle ou qui sont actuellement jugés être négligeables peuvent aussi avoir une incidence défavorable importante sur l'émetteur et nos activités. Si un de ces risques se concrétisait, les activités, la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur pourraient être touchés de façon défavorable, auquel cas le cours des titres IPS et des actions ordinaires et billets subordonnés sous-jacents pourrait accuser un recul.

Risques liés à nos activités

Nous n'avons aucun contrôle sur certains frais d'exploitation

Le prix du carburant, les primes d'assurance et les coûts d'entretien sont des frais d'exploitation sur lesquels nous exerçons peu ou pas de contrôle. Bien que certains contrats conclus avec nos clients prévoient des hausses de prix automatiques ou d'autres formes de protection contre les augmentations du prix du carburant ou des frais d'assurance, des augmentations importantes du prix du carburant, des frais d'assurance ou des coûts d'entretien pourraient avoir une incidence sur nos coûts et sur le caractère abordable de nos services pour nos clients. Par ailleurs, compte tenu de la disponibilité de chauffeurs qualifiés et de la concurrence à laquelle nous faisons face dans leur recrutement, nous pourrions n'avoir que peu de contrôle sur les salaires que nous leur versons. Toute difficulté à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence sur nos coûts et, ultimement, entraîner la perte de contrats en raison de l'incapacité d'assurer la prestation des services. Par conséquent, un accroissement important de nos charges d'exploitation ou de notre incapacité à attirer et à retenir des chauffeurs qualifiés pourrait avoir une incidence négative sur notre société, sur notre situation financière, sur nos résultats d'exploitation et sur nos flux de trésorerie.

Nous avons d'importants besoins en matière de dépenses en immobilisations

Afin de maintenir notre flotte d'autobus scolaires, nous devons effectuer des dépenses en immobilisations importantes. Rien ne garantit que les flux de trésorerie d'exploitation nous permettront d'acquérir un nombre suffisant de nouveaux autobus ou d'effectuer les dépenses en immobilisations nécessaires afin de soutenir une expansion de notre service. Si nous devons obtenir un financement additionnel, rien ne garantit que nous pourrons l'obtenir selon des modalités qui nous conviennent. Notre incapacité à obtenir le financement nécessaire à l'acquisition d'autobus scolaires additionnels ou aux améliorations à apporter aux immobilisations pourrait reporter ou entraver la mise en œuvre de notre stratégie d'affaires et aurait une incidence défavorable importante sur notre société.

Nos activités sont tributaires de certains employés clés

Nous sommes d'avis que notre succès repose, en partie, sur le taux de rétention de certains cadres supérieurs et membres de la direction régionaux. Rien ne garantit que nous serions en mesure de trouver des cadres compétents pour remplacer ceux qui forment notre équipe de haute direction après leur départ. Le départ d'un ou de plusieurs membres de la haute direction pourrait avoir un effet défavorable important sur nos activités, nos résultats d'exploitation et notre capacité de déployer efficacement notre stratégie d'affaires. Nous n'avons aucune assurance collaborateurs pour nos employés.

Notre stratégie d'acquisition est exposée à bon nombre de risques

Conformément à notre stratégie d'affaires, nous avons pris de l'essor par voie d'acquisitions, et il est probable que nous acquerrons d'autres activités à l'avenir. L'acquisition et le développement d'activités dépendront de notre capacité de repérer, d'acquérir et de développer des candidats adéquats en vue d'acquisitions potentielles tant dans de

nouveaux marchés que dans nos marchés actuels. Même si nous apportons beaucoup de soin à la sélection des entreprises que nous acquérons et que les vendeurs de ces entreprises signent toujours des conventions d'indemnisation en notre faveur relativement à leurs obligations antérieures à la clôture, il n'en demeure pas moins que les acquisitions comportent un certain nombre de risques, y compris la possibilité que la société, à titre de propriétaire successeur, soit tenue légalement et financièrement responsable des passifs des propriétaires antérieurs si les exonérations ne sont pas applicables ou si l'ancien propriétaire dispose d'actifs limités; la possibilité que nous versions un montant plus élevé que la valeur de l'entreprise ou des actifs acquis; les charges additionnelles liées à la finalisation d'une acquisition et à l'amortissement de tout actif incorporel acquis; la difficulté présentée par l'intégration des activités et du personnel de l'entreprise acquise, le défi posé par la mise en œuvre de normes, contrôles, procédures et conventions uniformes au sein de l'entreprise acquise; l'incapacité d'intégrer, de former, de retenir et de motiver les membres clés du personnel de l'entreprise acquis; l'interruption possible de nos activités poursuivies et l'éloignement de la direction de ses activités quotidiennes; et l'incapacité d'intégrer avec succès les entreprises acquises à nos activités. Ces risques, s'ils se concrétisent, pourraient avoir un effet défavorable important sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

En outre, nous pourrions ne pas être en mesure de maintenir le niveau d'efficacité d'exploitation que les entreprise acquises auraient atteint ou pourrait atteindre à titre individuel. L'intégration avec succès de chacune de leurs activités serait tributaire de notre capacité à gérer ces activités et à éliminer les coûts redondants et excédentaires. En raison des difficultés présentées par le regroupement d'activités, nous pourrions ne pas être en mesure de réaliser les économies de coûts et les autres avantages que nous avions espérés avec ces acquisitions. Toute difficulté rencontrée au cours de ce processus pourrait interrompre nos activités poursuivies, déranger la direction, entraîner la perte de membres clés du personnel, augmenter nos charges et avoir une incidence négative importante sur notre société, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Notre capacité à atteindre nos objectifs d'affaires dépend d'un grand nombre de facteurs, qui sont en grande partie indépendants de notre volonté

Certains des facteurs qui pourraient nuire à notre capacité d'atteindre nos objectifs d'affaires sont décrits ci-dessous :

- malgré notre taux élevé de renouvellement de contrats, nous pourrions être incapables de renouveler certains contrats ou d'obtenir une hausse, même minime, au moment de leur renouvellement, ce qui réduirait notre rentabilité. Plus particulièrement, la décision de renouveler les contrats ne repose pas uniquement sur nous et peut être tributaire de facteurs qui échappent à notre contrôle. Par conséquent, rien ne garantit que nos contrats actuels ou futurs seront prolongés ou, s'ils le sont, que la contrepartie de ce prolongement nous conviendra. De plus, rien ne garantit que les commissions scolaires qui utilisent actuellement nos services ne chercheront pas, à l'avenir, à combler leurs besoins de transport par d'autres moyens;

- il se pourrait que nous soyons incapables de trouver des activités convenant à une acquisition, ou de réaliser avec succès des acquisitions de façon rentable ou d'intégrer efficacement les activités acquises;

- il se pourrait que nous soyons incapables de repérer des occasions de conversion ou de remporter des contrats dans le cadre d'appels d'offres de façon rentable.

La hausse des frais d'assurance pourrait avoir un effet défavorable sur nous

Le coût de notre couverture d'assurance de la responsabilité civile à l'égard des véhicules, contre les dommages corporels, contre les dommages matériels et contre les accidents du travail est important. Nous pourrions subir une augmentation de nos primes d'assurance en raison de piètres résultats techniques ou en raison de hausses généralisées des primes imposées par certaines sociétés d'assurance sans rapport avec nos résultats techniques. À titre d'exploitant d'autobus scolaires, nous sommes exposés à des réclamations à l'égard de dommages corporels, de décès et de dommages matériels en raison d'accidents. Habituellement, nos contrats d'assurance doivent être renouvelés annuellement. Notre capacité à continuer d'obtenir des assurances moyennant des primes abordables est aussi

tributaire de notre capacité à poursuivre notre exploitation en affichant un historique de sécurité acceptable. Une augmentation importante du nombre de réclamations contre nous, le dépôt d'une ou de plusieurs réclamations excédant la limite de notre contrat ou l'incapacité d'obtenir une couverture d'assurance à des taux acceptables, sinon aucune, pourraient avoir une incidence défavorable importante sur nous. En outre, les statuts de prescription en cours à l'égard de dommages corporels subis par des enfants mineurs sont habituellement suspendus jusqu'à l'atteinte des enfants à l'âge de la majorité. Par conséquent, il est possible que des accidents ayant causé des blessures à des enfants mineurs voyageant à bord d'autobus scolaires n'entraînent des poursuites qu'un certain nombre d'années plus tard, ce qui aurait aussi une incidence défavorable importante sur nous.

Il se pourrait que notre assurance ne couvre pas certaines pertes

Nous pourrions être assujettis à certaines obligations relatives à des réclamations à l'égard desquelles une assurance ne peut généralement être obtenue, des risques que nous ne pouvons assurer ou que nous choisissons de ne pas assurer en raison du coût élevé des primes ou pour d'autres raisons, ou pour un nombre de réclamations supérieur à la limite de couverture prévue par nos polices. Par exemple, nous n'avons pas d'assurance contre des réclamations liées à la rupture de contrat. L'obligation de verser des sommes à l'égard de responsabilités pour lesquelles nous ne sommes pas assurés, une obligation relative à une réclamation qui excède la limite de notre couverture prévue par nos polices d'assurance ou une multiplicité de réclamations autrement assurées pour des montants se situant dans les limites des franchises de nos polices d'assurance pourraient avoir un effet défavorable important sur nous, notre situation financière, nos résultats d'exploitation et nos flux de trésorerie.

Risques liés à la structure du capital

L'émetteur dépend de STA Holdings à l'égard des liquidités disponibles aux fins de distribution

STA et STA ULC, qui sont respectivement propriétaires d'actions ordinaires et d'actions privilégiées de la société, dépendent des activités et des actifs de la société. Les distributions au comptant aux porteurs de titres IPS, d'actions ordinaires et de billets subordonnés seront fonction de la capacité de la société à faire des versements de dividendes sur ses actions ordinaires détenues par STA et sur ses actions privilégiées détenues par STA ULC. Le montant réel des liquidités disponibles en vue des paiements aux porteurs de billets subordonnés et des distributions aux porteurs de titres IPS, d'actions ordinaires ou de billets subordonnés sera fonction de plusieurs facteurs liés aux activités de la société, notamment la rentabilité, les variations de ses produits et du fonds de roulement, les dépenses en immobilisations, les lois applicables, le respect des contrats et des restrictions contractuelles des instruments régissant les dettes. Une réduction des liquidités disponibles aux fins de distribution, ou déjà distribuées, par la société, aura pour effet de réduire le montant des liquidités disponibles pour STA ULC en vue d'effectuer des paiements aux porteurs de billets subordonnés et pour STA en vue d'effectuer des distributions aux porteurs d'actions ordinaires. Bien que STA ULC ait l'obligation contractuelle d'effectuer des versements d'intérêt sur les billets subordonnés, les distributions au comptant devant être effectuées par STA sur l'action ordinaire sous-jacente à un titre IPS ne sont pas garanties et varieront en fonction du rendement de la société. Les liquidités disponibles aux fins de distribution ne doivent pas être interprétées comme les flux de trésorerie ou les résultats d'exploitation établis selon les principes comptables généralement reconnus du Canada et n'ont pas de signification prescrite par les PCGR du Canada. Voir la rubrique « Liquidités disponibles aux fins de distribution ».

Une partie importante de nos liquidités est distribuée, ce qui pourrait limiter la croissance potentielle

Étant donné que la quasi-totalité de nos flux de trésorerie d'exploitation sont distribués, nos dépenses en immobilisations et nos dépenses d'exploitation supplémentaires dépendront de l'accroissement des flux de trésorerie ou de l'obtention de financement supplémentaire à l'avenir. L'absence de ces fonds pourrait limiter la croissance et les flux de trésorerie futurs de l'émetteur. De plus, l'émetteur pourrait être empêché de réaliser des acquisitions ou des placements intéressants parce qu'ils ne généreraient pas de croissance à court terme.

Il se pourrait que STA et STA ULC ne reçoivent pas de STA Holdings le montant de dividendes prévu à la politique en matière de dividendes que le conseil d'administration de STA Holdings devrait adopter, voire qu'elles ne reçoivent aucun dividende

La seule source de flux de trésorerie dont STA dispose pour le versement de dividendes sur les actions ordinaires réside dans les distributions sur sa participation dans la société. Le conseil d'administration de la société peut, à sa discrétion, modifier ou révoquer la politique initiale en matière de dividendes. Le conseil d'administration de la société pourrait réduire le montant des dividendes prévu dans cette politique initiale en matière de dividendes ou en cesser complètement le versement. À l'avenir, le versement de dividendes sur les actions ordinaires de la société, s'il en est, dépendra, entre autres, des résultats d'exploitation, des besoins en matière de liquidités, de la situation financière, des restrictions contractuelles, des occasions d'affaires, des dispositions des lois applicables ainsi que d'autres facteurs que le conseil d'administration de la société peut juger pertinents. L'acte de fiducie et la convention de crédit modifiée et rajustée renferment des restrictions importantes touchant la capacité de la société à verser des dividendes, notamment des restrictions empêchant le versement de dividendes avant que la société n'ait versé la totalité des intérêts reportés, y compris les intérêts courus y afférents, dans le cas où la société reporte les versements d'intérêts sur les billets subordonnés aux termes de l'acte de fiducie.

En outre, les liquidités disponibles après impôts de la société aux fins de versement des dividendes et des intérêts seraient réduits si les billets subordonnés étaient traités comme des titres de capitaux propres plutôt que comme des titres d'emprunt aux fins fiscales fédérales américaines. Dans ce cas, les intérêts stipulés sur les billets subordonnés pourraient être traités comme des dividendes et ne seraient pas déductibles par la société aux fins fiscales fédérales américaines. L'incapacité de la société de déduire les intérêts sur les billets subordonnés pourrait augmenter de façon importante le bénéfice imposable de la société et, par conséquent, la charge d'impôt applicable fédérale et d'État américaine de la société. Dans un tel cas, les liquidités après impôts de la société aux fins de versement des dividendes et des intérêts pourraient s'en trouver réduits.

Sous réserve des restrictions figurant dans l'acte de fiducie, l'émetteur pourrait reporter de beaucoup les versements d'intérêts aux porteurs

Avant le 21 décembre 2009, l'émetteur pourrait, à une ou plusieurs occasions, sous réserve des restrictions figurant dans l'acte de fiducie, reporter les versements d'intérêt sur les billets subordonnés pour une durée totale maximale de 24 mois. De plus, après le 21 décembre 2009, l'émetteur pourrait, à huit occasions, sous réserve de certaines restrictions, reporter les versements d'intérêt sur les billets subordonnés pendant une durée maximale de huit mois dans chaque cas. Les intérêts reportés porteront intérêt au même taux que les billets subordonnés. À l'égard de tout intérêt reporté au cours des cinq premières années, l'émetteur n'est pas tenu de verser les intérêts reportés jusqu'au 21 décembre 2008, de sorte qu'un montant important d'intérêts reportés pourrait être dû au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date. En ce qui concerne les intérêts reportés après le 21 décembre 2009, l'émetteur n'est pas tenu de payer la totalité des intérêts reportés avant l'échéance, à condition que la totalité des intérêts reportés et des intérêts courus y afférents soit versée en entier avant le report des intérêts à une occasion ultérieure, de sorte qu'un montant important d'intérêts reportés pourrait être dû au porteur de titres IPS ou de billets subordonnés et n'être exigible qu'à cette date.

Les fluctuations du taux de change pourraient avoir une incidence sur le montant des liquidités distribuables de l'émetteur

Les billets subordonnés sont libellés en dollars canadiens et le paiement des billets subordonnés à l'échéance sera exigible en dollars canadiens. La société n'a pas conclu d'arrangement de couverture à l'égard du paiement des billets subordonnés à l'échéance en 2016. Les distributions faites aux porteurs de titres IPS ainsi que des actions ordinaires et billets subordonnés sous-jacents sont libellées en dollars canadiens. Inversement, la quasi-totalité des produits et charges de l'émetteur ainsi que les distributions reçues de la société sont libellés en dollars américains. Par conséquent, l'émetteur sera exposé au risque de change.

Bien que la société i) ait conclu un arrangement de couverture de cinq ans consistant en 60 contrats de change à terme mensuels à la date du placement de titres IPS et ait ensuite conclu des arrangements de couverture additionnels

lorsque les contrats visés par l'arrangement de cinq ans initial sont arrivés à échéance, et ii) ait conclu des arrangements de couverture additionnels par suite de l'émission de titres IPS additionnels dans le cadre de l'acquisition ferme du 14 juin 2006 relativement à environ 60 % des distributions mensuelles prévues actuellement sur les titres IPS pour les cinq prochains exercices et environ 85 % des distributions mensuelles prévues actuellement sur les titres IPS jusqu'en juillet 2008, et que STA ait l'intention de financer le montant résiduel des distributions mensuelles prévues actuellement sur les titres IPS à même les flux de trésorerie des activités canadiennes de la société pour réduire le risque de change à l'égard du montant total des distributions mensuelles prévues actuellement sur les titres IPS, rien ne garantit que ces arrangements suffiront à la protéger complètement contre ce risque. Si les opérations décrites ci-dessus et les flux de trésorerie de source canadienne n'offrent pas une protection complète contre ce risque, les variations du taux de change entre les dollars américain et canadien pourraient avoir un effet défavorable important sur la situation financière, les résultats d'exploitation et les flux de trésorerie de l'émetteur et pourraient avoir un effet défavorable sur les distributions au comptant de l'émetteur.

*Il se pourrait que l'*Internal Revenue Service *des États-Unis conteste l'assimilation des billets subordonnés à des titres de créance*

Rien ne garantit que les lois de l'impôt sur le revenu fédéral américaines et les politiques administratives de l'IRS concernant les incidences fiscales fédérales américaines prévues relativement à la détention de titres IPS ne seront pas modifiées d'une manière qui aurait un effet défavorable sur les porteurs non américains.

Aucun organisme législatif, judiciaire ou administratif ne traite directement des titres IPS ou des billets subordonnés, ou d'instruments semblables aux titres IPS ou aux billets subordonnés, aux fins fiscales fédérales américaines. Par conséquent, l'incidence fiscale fédérale américaine de l'acquisition, de la détention et de la cession de titres IPS et de billets subordonnés est incertaine. À la clôture du placement de titres IPS, la société a reçu une opinion du conseiller juridique de la société jugeant que l'acquisition d'un titre IPS devrait être traitée, tout comme l'acquisition d'une action ordinaire et de billets subordonnés, comme un titre distinct, et que les billets subordonnés devraient être classés comme titres de créance aux fins fiscales fédérales américaines. La société a l'intention de continuer à déduire les intérêts sur ces billets subordonnés aux fins fiscales. Toutefois, l'IRS ou les tribunaux pourraient adopter la position que les titres IPS sont un titre unique classé comme capitaux propres, ou que les billets subordonnés sont classés de façon appropriée à titre de capitaux propres aux fins fiscales fédérales américaines, ce qui pourrait avoir une incidence négative sur le montant, le moment et la nature du bénéfice, du gain ou de la perte relativement à un placement dans des titres IPS ou des billets subordonnés par un porteur, et augmenter de façon importante le bénéfice imposable et, par conséquent, la charge d'impôt applicable d'État et fédérale américaine de la société. La situation financière, les flux de trésorerie et les liquidités de la société pourraient en subir l'incidence négative, ainsi que la capacité de la société d'acquitter les versements d'intérêts ou de dividendes sur les billets subordonnés et les actions ordinaires détenus par STA, ce qui pourrait entraver la capacité de la Société de poursuivre ses activités.

De plus, les porteurs non américains pourraient être assujettis à des retenues d'impôts fédérales américaines ou à des droits successoraux à l'égard des billets subordonnés et la société pourrait être tenue responsable à l'égard des retenues d'impôts sur tout intérêt antérieurement versé à des porteurs non américains. Les paiements en faveur de porteurs étrangers ne seraient pas calculés au brut pour ces impôts. La déduction fiscale de la société à l'égard des intérêts pourrait être mise en danger à l'avenir en raison de la modification d'une loi ou d'une décision administrative ou judiciaire rendue à l'avenir et, dans un tel cas, la société pourrait devoir tenir compte de l'effet de ces développements sur l'établissement des charges fiscales et obligations futures de la société.

Pour de plus amples renseignements sur les facteurs susmentionnés et les autres facteurs de risque, voir la notice annuelle de la société datée du 26 septembre 2006 dont un exemplaire peut être obtenu à l'adresse www.sedar.com.

ÉTATS FINANCIERS CONSOLIDÉS
Student Transportation of America Ltd.
Exercice terminé le 30 juin 2006 et période du 21 décembre 2004 au 30 juin 2005

Se reporter à la note 7 pour consulter le sommaire des données financières consolidées.

Student Transportation of America Ltd.

États financiers consolidés

30 juin 2006

Table des matières

RAPPORT DES VÉRIFICATEURS

Aux actionnaires de Student Transportation of America Ltd.

Nous avons vérifié le bilan consolidé de Student Transportation of America Ltd. aux 30 juin 2006 et 2005 et les états consolidés des résultats et du déficit accumulé et des flux de trésorerie de l'exercice terminé le 30 juin 2006 et de la période du 21 décembre 2004 au 30 juin 2005. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 30 juin 2006 et 2005 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé le 30 juin 2006 et la période du 21 décembre 2004 au 30 juin 2005, selon les principes comptables généralement reconnus du Canada.

Ernst & Young LLP

Ernst & Young LLP
Experts-comptables autorisés
MetroPark, New Jersey
le 19 septembre 2006

Student Transportation of America Ltd.
Bilans consolidés
(en milliers de dollars américains)

	Au 30 juin 2006	Au 30 juin 2005
Actif		
Actif à court terme :		
Trésorerie et équivalents de trésorerie	7 688 $	1 657 $
Débiteurs, déduction faite de la provision pour créances douteuses de respectivement 116 $ et de 153 $ aux 30 juin 2006 et 2005	12 206	9 514
Stocks	1 584	1 116
Charges payées d'avance	5 989	3 537
Autres actifs à court terme (note 15)	3 464	632
Total de l'actif à court terme	30 931	16 456
Autres actifs	7 935	7 484
Immobilisations corporelles, montant net (note 4)	95 546	60 873
Contrats de change (note 15)	3 976	940
Autres actifs incorporels, montant net (note 5)	51 658	48 852
Écart d'acquisition (notes 3 et 5)	64 133	44 045
Total de l'actif	254 179 $	178 650 $
Passif et capitaux propres		
Passif à court terme :		
Créditeurs	1 577 $	872 $
Charges à payer et autres passifs à court terme	12 426	6 628
Tranche échéant à moins d'un an de la dette à long terme (note 7)	2 450	409
Total du passif à court terme	16 453	7 909
Dette à long terme (note 7)	106 931	85 732
Passif d'impôts futurs (note 6)	32 540	27 014
Total du passif	155 924	120 655
Engagements et éventualités (notes 11 et 14)		
Part des actionnaires sans contrôle (note 9)	7 419	6 264
Capitaux propres		
Actions ordinaires (Note 8)	112 061	57 469
Déficit accumulé	(16 326)	(5 550)
Écart de conversion	(4 899)	(188)
Total des capitaux propres	90 836	51 731
Total du passif et des capitaux propres	254 179 $	178 650 $

Voir les notes afférentes aux états financiers consolidés.

Au nom du conseil d'administration,

(signé) Irving R. Gerstein
Irving R. Gerstein

(signé) George Rossi
George Rossi

(signé) Kenneth B. Needler
Kenneth B. Needler

Student Transportation of America Ltd.
États des résultats et du déficit accumulé consolidés
(en milliers de dollars américains, sauf le nombre d'actions et les montants par action)

	Exercice terminé le 30 juin 2006	Période du 21 décembre 2004 au 30 juin 2005
Produits d'exploitation	132 995 $	62 738 $
Coûts et charges :		
Charges d'exploitation	95 424	43 762
Frais d'administration	12 802	6 059
Rémunération à base d'actions hors caisse	919	-
Charge d'amortissement des immobilisations corporelles	14 964	8 843
Charges d'amortissement des actifs incorporels	6 198	3 248
Total des charges d'exploitation	130 307	61 912
Bénéfice d'exploitation	2 688	826
Intérêts débiteurs	13 262	5 727
Gain latent sur les contrats de change	(4 262)	(1 000)
Autres charges	52	86
Perte avant les impôts sur les bénéfices et la part des actionnaires sans contrôle	(6 364)	(3 987)
Recouvrement des impôts sur les bénéfices (note 6)	(2 695)	(1 418)
Part des actionnaires sans contrôle (note 9)	226	24
Perte nette	(3 895)	(2 593)
Déficit accumulé au début de la période	(5 550)	-
Dividendes déclarés	(6 881)	(2 957)
Déficit accumulé à la fin de la période	(16 326) $	(5 550) $
Nombre moyen pondéré d'actions en circulation	15 085 650	12 661 809
Perte nette de base et diluée par action ordinaire (note 8)	**(0,26) $**	**(0,20) $**

Voir les notes afférentes aux états financiers consolidés.

Student Transportation of America Ltd.
États des flux de trésorerie consolidés
(en milliers de dollars américains)

	Exercice terminé le 30 juin 2006	Période du 21 décembre 2004 au 30 juin 2005
Activités d'exploitation		
Perte nette	(3 895) $	(2 593) $
Rajustements pour rapprocher la perte nette et les flux de trésorerie d'exploitation :		
Part des actionnaires sans contrôle	226	24
Impôts futurs	(2 784)	(1 518)
Gain latent sur les contrats de change	(4 262)	(1 000)
Amortissement des frais de financement reportés	1 445	703
Rémunération à base d'actions hors caisse	919	-
Perte à la cession d'actifs	52	86
Charge d'amortissement des immobilisations corporelles	14 964	8 843
Charge d'amortissement des actifs incorporels	6 198	3 248
Variation des actifs et passifs à court terme :		
Débiteurs	898	4 163
Charges payées d'avance, stocks et autres actifs à court terme	(3 445)	455
Créditeurs	701	(1 196)
Charges à payer et autres passifs à court terme	1 599	25
Variation des autres actifs et passifs	187	14
Flux de trésorerie nets d'exploitation	12 803	11 254
Activités d'investissement		
Acquisitions d'entreprises, déduction faite de l'encaisse acquise de respectivement 863 $ et 763 $ aux 30 juin 2006 et 2005	(43 401)	(132 171)
Acquisitions d'immobilisations corporelles	(22 536)	(2 017)
Rachat des actions ordinaires de catégorie C de STA Holdings	-	(8 854)
Produit tiré de la vente d'équipement	328	854
Flux de trésorerie nets d'investissement	(65 609)	(142 188)
Activités de financement		
Premier appel public à l'épargne d'actions ordinaires, déduction faite des frais	-	52 021
Premier appel public à l'épargne de billets subordonnés à 14,0 %	-	36 244
Émission de billets subordonnés distincts à 14,0 %	-	8 149
Émission d'actions ordinaires dans le cadre de l'option aux fins d'attributions excédentaires, déduction faite des frais	-	5 448
Émission de billets subordonnés à 14,0 % dans le cadre de l'option aux fins d'attributions excédentaires	-	3 640
Reclassements des actions ordinaires, déduction faite des frais	54 592	-
Reclassements des billets subordonnés à 14,0 %	26 946	-
Frais de financement reportés	(2 188)	(6 957)
Dividendes sur actions ordinaires	(7 316)	(2 833)
Emprunts sur la facilité de crédit	98 612	66 350
Paiements sur la facilité de crédit	(111 287)	(29 375)
Remboursements de la dette au vendeur et du financement de l'équipement	(522)	(96)
Flux de trésorerie nets de financement	58 837	132 591
Augmentation nette de la trésorerie et des équivalents de trésorerie	6 031	1 657
Trésorerie et équivalents de trésorerie au début de la période	1 657	-
Trésorerie et équivalents de trésorerie à la fin de la période	7 688 $	1 657 $

Voir les notes afférentes aux états financiers consolidés.

1. Généralités

Student Transportation of America Ltd. («STA» ou la «société») est une société établie sous le régime des lois de l'Ontario. STA a été constituée en société le 22 septembre 2004. Pour la période allant du 22 septembre 2004 au 21 décembre 2004, STA était inactive. STA, avec sa filiale indirecte, Student Transportation of America ULC («STA ULC», STA ULC et STA ensemble constituant l'«émetteur»), a conclu un premier appel public à l'épargne (le «placement de titres IPS») le 21 décembre 2004 par l'émission de 11 604 140 titres représentatifs de titres participatifs et à revenu en dépôt (les «titres IPS») pour un produit brut de 94 212 $ (116,041 millions de dollars CA). Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés distincts à 14 % de STA ULC (les «billets subordonnés»). En même temps que le placement de titres IPS, STA ULC émettait, dans le cadre d'un placement privé, 8 149 $ (10 millions de dollars CA) de billets subordonnés distincts à 14 % dont le montant en capital totalise 3,847 $ (les «billets subordonnés distincts» et avec les billets subordonnées, les «billets») et l'émetteur, par l'entremise d'une filiale, a conclu une facilité de crédit bancaire auprès d'un groupe de prêteurs (avec le placement de titres IPS, les «opérations sur titres IPS»). Le 7 janvier 2005, les preneurs fermes du placement de titres IPS de la société ont exercé une option aux fins d'attributions excédentaires octroyée dans le cadre du placement de titres IPS. Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires, l'émetteur a conclu une émission subséquente de 1 160 414 titres IPS pour un produit net de 10 857 $ CA (8 854 $). STA et STA ULC ont utilisé le produit net du premier appel public à l'épargne, combiné à l'exercice de l'option aux fins d'attributions excédentaires, pour acheter la totalité des actions ordinaires de catégorie A et des actions privilégiées de Student Transportation of America Holdings, Inc. («STA Holdings»). Certains investisseurs existants dans STA Inc. (les «investisseurs existants») ont conservé la totalité des actions ordinaires de catégorie B de STA Holdings au moment du placement de titres IPS.

En tout temps après le 45e jour suivant la date d'émission initiale ou en cas de changement de contrôle de STA ULC, les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnées qu'ils représentent par l'entremise de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'intermédiaire de son courtier ou d'un autre établissement financier, en tout temps. Dès que surviendra l'un des événements suivants, les titres IPS seront automatiquement scindés en actions ordinaires et en billets subordonnés : i) l'acceptation par un porteur de titres IPS de l'offre de STA ULC visant le rachat des billets subordonnés représentés par les titres IPS qu'il détient, dans le cadre d'un changement de contrôle de STA ou de STA ULC; ii) l'exercice par STA ULC de son droit de racheter à son gré la totalité ou une partie des billets subordonnés qui peuvent être représentés par les titres IPS au moment du rachat; iii) la date à laquelle le capital impayé des billets subordonnés devient dû et exigible, que ce soit à la date d'échéance fixée ou par déchéance du terme; iv) si la Caisse canadienne de dépôt de valeurs limitée (la «CDS»)

1. Généralités (suite)

ne souhaite plus ou ne peut plus continuer d'agir à titre de dépositaire des titres IPS et que l'émetteur est incapable de lui trouver un remplaçant; ou v) la persistance d'un défaut de paiement (auquel il n'est pas remédié) sur les billets subordonnés pendant 90 jours.

Le 25 octobre 2005, l'émetteur a vendu 3 100 000 titres IPS dans le cadre d'un placement privé sur une base de prise ferme auprès d'un syndicat de preneurs fermes (le «placement privé»), pour un produit total brut au comptant de 31,3 millions de dollars (37,2 millions de dollars CA). STA et STA ULC ont utilisé le produit net (déduction faite des commissions et des frais) pour acheter des actions ordinaires de catégorie A et des actions privilégiées additionnelles de Student Transportation of America Holdings, Inc. («STA Holdings»). À son tour, STA Holdings a utilisé ces montants pour rembourser la dette liée à l'acquisition d'une facilité de prêt et à l'encours de 6,7 millions de dollars de l'emprunt à terme. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tiré de l'émission de titres IPS additionnels en vertu du placement privé comprend une autre tranche de 10,0 millions de dollars (11,9 millions de dollars CA) de billets subordonnés.

Le 14 juin 2006, l'émetteur a vendu 4 900 000 titres IPS dans le cadre d'une acquisition ferme auprès d'un syndicat de preneurs fermes (l'«acquisition ferme») pour un produit total brut au comptant de 54,6 millions de dollars (60,0 millions de dollars CA). Le produit net (déduction faite des commissions et des frais) a servi à rembourser la dette liée à une facilité de crédit consentie dans le cadre d'acquisitions récentes (notamment Positive Connections, Inc. et Loftlock Coach Lines Limited), pour financer les offres publiques et les attributions de contrats au cours de la prochaine année scolaire et aux fins générales de l'entreprise. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés à 14 % de STA ULC. Le produit tiré de l'émission de titres IPS additionnels en vertu de l'acquisition ferme comprend une autre tranche de 16,9 millions de dollars (18,8 millions de dollars CA) de billets subordonnés dans le cadre de l'émission des titres IPS.

La société détient actuellement une participation de 95,5 % dans STA Holdings, à la suite de l'acquisition des actions de catégorie A de STA Holdings. Avant le placement privé et l'acquisition ferme conclus au cours de l'exercice, la société détenait une participation de 93,6 % dans STA Holdings. Dans le cadre du placement privé, de l'acquisition ferme et de la diminution consécutive du pourcentage de la part des actionnaires sans contrôle, la société a comptabilisé une augmentation de l'écart d'acquisition et de la part des actionnaires sans contrôle de 1,3 million de dollars au bilan consolidé en date du 30 juin 2006.

STA Holdings, par l'intermédiaire de sa filiale en propriété exclusive, Student Transportation of America, Inc. («STA, Inc.»), occupe le cinquième rang des principaux fournisseurs de services de transport par autobus scolaires aux États-Unis.

2. Mode de présentation

Les présents états financiers consolidés ont été préparés par la direction selon les principes comptables généralement reconnus du Canada. Les états financiers consolidés ci-joints comprennent les comptes de la société et de toutes ses filiales. Tous les comptes et opérations intersociétés ont été éliminés lors de la consolidation.

Les principales conventions comptables sont décrites ci-dessous :

Conversion de devises

La monnaie de fonctionnement de la société, de STA ULC et des filiales en exploitation canadiennes de STA Holdings est le dollar canadien. La monnaie de fonctionnement des activités de la société aux États-Unis est le dollar américain. Les états financiers de la société sont présentés en dollars américains, parce que les activités et les flux de trésorerie principaux de ses filiales sont libellés en dollars américains. Par conséquent, les actifs et les passifs de la société, de STA ULC et des filiales en exploitation canadiennes de STA Holdings sont convertis en dollars américains au taux de change en vigueur à la fin de la période et les produits et les charges sont convertis au taux moyen au cours de la période. Les gains ou pertes de change sont reportés à titre de composante distincte des capitaux propres. Les billets subordonnés et les billets subordonnés distincts de STA ULC sont libellés en dollars canadiens. Comme la monnaie de fonctionnement de STA ULC est le dollar canadien, les gains ou pertes de change liés aux billets à la conversion des états financiers de STA ULC en dollars américains, la monnaie de présentation, sont reportés à titre de composante distincte des capitaux propres.

Les actifs et passifs monétaires libellés dans une monnaie autre que la monnaie de fonctionnement sont convertis au taux de change en vigueur à la date de clôture. Les opérations libellées dans une monnaie autre que la monnaie de fonctionnement sont converties au taux de change en vigueur à la date de l'opération. Les gains et les pertes de change sur ces éléments sont inclus dans les états des résultats consolidés.

Trésorerie et équivalents de trésorerie

Le poste Trésorerie et équivalents de trésorerie comprend tous les soldes d'encaisse et les placements très liquides ayant une échéance restante inférieure ou égale à trois mois depuis la date d'acquisition.

2. Mode de présentation (suite)

Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que le direction fasse des estimations et pose des hypothèses ayant une incidence sur les montants constatés des actifs et des passifs et la présentation des actifs et passifs éventuels à la date des états financiers ainsi que sur les montants constatés des produits et des charges au cours des périodes visées. Les résultats réels pourraient être différents des estimations.

La société fonde ses estimations et ses jugements sur les résultats historiques, les évaluations actuarielles et sur diverses autres hypothèses qu'elle juge raisonnables dans les circonstances. Les montants présentés selon ces hypothèses comprennent, sans toutefois s'y limiter, les provisions pour assurances, les impôts sur les bénéfices, l'écart d'acquisition et les autres actifs à long terme.

Concentration du risque de crédit

Le crédit est consenti en se fondant sur l'évaluation de la situation financière du client et, de manière générale, aucune avance n'est requise. Une partie importante des activités de la société sont exercées auprès des arrondissements scolaires de la côte est et de la côte ouest des États-Unis. La société n'a aucun client représentant plus de 10 % de ses produits d'exploitation.

Les pertes de crédit prévues sont présentées dans les états financiers. La direction surveille la situation financière de ses clients afin de réduire le risque de perte.

Stocks

Les stocks, qui consistent principalement en pièce de rechange et en accessoires de véhicule, sont évalués au coût ou au prix du marché établi selon la méthode du premier entré, premier sorti si celui-ci est inférieur.

Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées au coût ou à la juste valeur si elles ont été obtenues dans le cadre d'une acquisition d'entreprise, moins l'amortissement cumulé. L'entretien régulier et les réparations sont passés en charges au moment où les frais sont engagés. L'amortissement des immobilisations corporelles est calculé selon la méthode de l'amortissement linéaire sur la durée de vie utile estimative des actifs, qui varie de trois à onze ans. Les améliorations locatives sont amorties sur la durée du bail ou la durée de vie utile estimative des actifs si celle-ci est inférieure.

2. Mode de présentation (suite)

Écart d'acquisition et autres actifs incorporels identifiables

L'écart d'acquisition représente l'excédent du coût sur la juste valeur de l'actif net acquis dans le cadre d'un regroupement d'entreprises comptabilisé selon la méthode de l'acquisition. L'écart d'acquisition et les dénominations commerciales ne sont pas amortis mais soumis à un test de dépréciation une fois l'an, ou plus souvent si les circonstances changent, d'après leur juste valeur. Si la valeur comptable de l'écart d'acquisition ou des dénominations commerciales dépasse leur juste valeur, une perte de valeur sera constatée dans l'état des résultats pour un montant égal à l'excédent. Les autres actifs incorporels identifiables comprennent les droits contractuels qui sont amortis de manière linéaire sur la durée de vie utile estimative de 21 à 23 ans, les clauses de non-concurrence qui sont amorties de manière linéaire sur la durée de vie utile estimative de deux à cinq ans, et les dénominations commerciales qui ont une durée indéfinie (voir les notes 3 et 5). L'amortissement des actifs incorporels a totalisé respectivement 6,2 millions de dollars et 3,2 millions de dollars pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005.

Frais de financement reportés

La société a engagé des frais liés à l'obtention de financement par emprunt. Ces frais ont été capitalisés et sont amortis par imputation aux intérêts débiteurs sur la durée de la dette correspondante. En plus des frais liés à la convention de crédit de la société, la société a capitalisé des frais liés à la dette contractée dans le cadre des opérations sur titres IPS et des émissions ultérieures de titres IPS additionnels liées à deux autres placements effectués en octobre 2005 et en juin 2006. Aux 30 juin 2006 et 2005, la société a capitalisé respectivement 9,0 millions de dollars et 7,0 millions de dollars. Au 30 juin 2005, la dotation aux amortissements totalisait respectivement 1,4 million de dollars et 0,7 million de dollars pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005. Les frais de financement reportés sont compris dans les autres actifs dans les bilans consolidés.

Dépréciation des actifs à long terme

La direction évalue de façon continue si des événements ou des circonstances qui sont survenus indiquent que la durée de vie utile estimative restante des immobilisations corporelles, des droits contractuels et des clauses de non-concurrence justifie un examen ou si les soldes résiduels peuvent ne pas être recouvrables. Si l'examen indique que ces actifs ne sont pas recouvrables, comme il est établi selon les flux de trésorerie futurs non actualisés liés à l'utilisation des actifs, la valeur comptable des actifs sera réduite à leur juste valeur estimative.

2. Mode de présentation (suite)

Impôts sur les bénéfices

Les impôts sur les bénéfices ont été calculés selon la méthode axée sur le bilan. Les actifs et passifs d'impôts futurs découlent des écarts entre la valeur fiscale d'un actif ou d'un passif et sa valeur comptable. Les actifs et passifs d'impôts futurs sont établis au moyen des taux d'imposition pratiquement en vigueur qui devraient être en vigueur lorsque les impôts seront effectivement payés ou que les remboursements seront reçus. Une provision pour moins-value est comptabilisée lorsqu'il n'est pas plus probable qu'improbable qu'un actif d'impôts futurs sera constaté. Les passifs d'impôts futurs inscrits résultent de l'écart entre la valeur comptable et la valeur fiscale de matériel de transport, d'autre matériel et d'actifs incorporels.

Constatation des produits d'exploitation

Les produits d'exploitation sont constatés lorsque les critères suivants sont respectés : il y a des preuves convaincantes de l'existence d'un accord; les services ont été rendus; le prix que l'acheteur doit payer au vendeur est déterminé ou déterminable et le recouvrement est raisonnablement sûr. La société facture les clients sur une base mensuelle lorsque les circuits du transport scolaire sont établis selon les contrats ou les accords de reconduction avec les clients.

Rémunération à base d'actions

La rémunération à base d'actions et les autres paiements à base d'actions de la société sont comptabilisés à la juste valeur. Selon cette méthode, la juste valeur de la rémunération à base d'actions et des autres paiements à base d'actions est évaluée à la date de l'attribution et la juste valeur totale est amortie selon le barème d'acquisition des attributions à titre de charge de rémunération.

Activités de démarrage

Les coûts de démarrage sont passés en charges au moment où ils sont engagés.

Comptabilisation des instruments dérivés et des activités de couverture

La société comptabilise généralement les instruments dérivés selon la comptabilité d'exercice. Les instruments dérivés qui ne sont pas des couvertures sont constatés à la juste valeur à la date de clôture. Les variations de la juste valeur sont constatées dans l'état des résultats. Si l'instrument dérivé est désigné comme une couverture, sa juste valeur est constatée dans l'état des résultats quand l'élément de couverture est comptabilisé. La société consigne officiellement toutes les relations entre les instruments de couverture et les éléments couverts, ainsi que l'objectif en gestion des risques et la stratégie sous-tendant ces opérations. La société évalue, au départ et de manière régulière, si l'instrument dérivé est très efficace comme couverture.

2. Mode de présentation (suite)

Informations sectorielles

Par l'entremise de ses filiales, la société est un fournisseur de services de transport scolaire et de gestion de transport pour les écoles privées et publiques en Amérique du Nord. La société exerce ses activités dans un seul secteur, celui du transport par autobus scolaires. Bien qu'elle exerce ses activités dans un seul secteur, la société tire ses produits d'exploitation de clients situés aux États-Unis et au Canada. Le tableau ci-dessous présente un sommaire des produits d'exploitation et des actifs par secteur géographique (en milliers de dollars) :

	Produits d'exploitation		Immobilisations corporelles (montant net)		Écart d'acquisition	
États-Unis	127 663	$	90 597	$	58 569	$
Canada	5 332		4 949		5 564	
Total	132 995	$	95 546	$	64 133	$

Part des actionnaires sans contrôle

La part des actionnaires sans contrôle consiste en actions ordinaires de catégorie B, série Un de STA Holdings conservées par les investisseurs existants dans STA Holdings à la clôture du placement de titres IPS, ainsi que des actions ordinaires de catégorie B, série Deux de STA Holdings émises dans le cadre du régime incitatif à base d'actions (le «régime»), lequel a été adopté par les actionnaires de la société à l'assemblée générale annuelle qui s'est tenue le 8 décembre 2005. Les actions ordinaires de catégorie B représentent respectivement une participation de 4,5 % et de 6,4 % dans STA Holdings aux 30 juin 2006 et 2005 (voir la note 9).

Résultat par action

Le résultat par action est calculé en divisant le bénéfice net ou la perte nette par le nombre moyen pondéré d'actions ordinaires en circulation pour la période.

Caractère saisonnier

Les produits provenant du transport par autobus scolaires ont toujours été de caractère saisonnier, étant donné qu'ils sont basés sur le calendrier scolaire et les vacances. Au cours des vacances d'été, les produits proviennent surtout des camps d'été et des services de transport nolisés. Comme les écoles sont fermées, il n'y a plus de produits provenant du transport scolaire.

(en milliers de dollars américains, sauf indication contraire)

2. Mode de présentation (suite)

Récentes prises de position en comptabilité

Le Conseil des normes comptables de l'Institut Canadien des Comptables Agréés a publié de nouvelles normes comptables, soit le chapitre 3855, «Instruments financiers – Comptabilisation et évaluation», le chapitre 3865, «Couvertures», et le chapitre 1530, «Résultat étendu», dont la prise d'effet pour notre société est pour l'exercice ouvert le 1er juillet 2007. Le chapitre 3855 du Manuel de l'ICCA établit les normes de comptabilisation et d'évaluation des actifs financiers, des passifs financiers et des instruments dérivés non financiers. Il porte également sur les normes relatives au classement des gains et des pertes sur instruments financiers. Le chapitre 3865 du Manuel de l'ICCA porte sur la comptabilisation des relations de couverture désignées selon les PCGR du Canada et établit des normes qui précisent quand et comment la comptabilité de couverture doit être appliquée et quelles sont les informations à fournir. Le chapitre 1530 établit de nouvelles normes d'information et de présentation concernant le résultat étendu et ses composantes. Le résultat étendu est définit comme une variation de l'actif net d'une entreprise au cours d'une période, découlant d'opérations et d'autres événements et circonstances sans rapport avec les propriétaires. Le résultat étendu comprend toutes les variations de l'actif net au cours d'une période sauf celles qui résultent des apports des propriétaires et des distributions faites à leur profit. La société évalue présentement l'incidence de l'adoption de ces normes.

3. Acquisitions

Le 1er juillet 2005, la société a fait l'acquisition de nouveaux contrats productifs et de certains actifs de A&E West Coast Transport, Inc., de la région de San Jose et de Silicon Valley, en Californie, et a fusionné ces contrats avec les activités d'exploitation déjà existantes dans cette région. En juillet 2005, elle a décroché de nouveaux contrats productifs et de nouveaux contrats obtenus à la suite d'appels d'offres dans les états du Connecticut, du New Jersey, du Vermont et de New York pour l'année scolaire 2005-2006. La société a également conclu huit acquisitions au cours de l'exercice 2006, à savoir :

- 29 juillet 2005 – division d'autobus scolaires d'Ayr Coach Lines, en Ontario, au Canada.
- 23 septembre 2005 – James O. Sacks, Inc. de Collegeville, en Pennsylvanie.
- 4 novembre 2005 – Byrd Yeany Busing, Inc. de Mayport, en Pennsylvanie.
- 9 novembre 2005 – Hudson Bus Lines, Inc. de Lewiston, dans le Maine.
- 20 décembre 2005 – Toshmar Bus Lines Ltd. en Ontario, au Canada.
- 8 mars 2006 – Liftlock Coach Lines Limited et R. Bennett Bus Lines Ltd. (collectivement, «Liftlock»), en Ontario, au Canada.
- 18 avril 2006 – McCrillis Transportation Inc. de Portsmouth, au New Hampshire.
- 1er mai 2006 – Positive Connections, Inc. («PCI»), en Illinois et au Minnesota.

3. Acquisitions (suite)

Les revenus des sociétés acquises et les contrats sont classés dans les résultats d'exploitation de STA à leur date d'acquisition respective. Le prix d'achat de ces acquisitions et de ces contrats a totalisé 48,4 millions de dollars. La répartition du prix d'achat, tel qu'elle est présentée dans le tableau ci-dessous, est provisoire et peut être modifiée selon l'évaluation définitive de la juste valeur des actifs acquis et des passifs pris en charge.

Actifs à court terme, moins passifs à court terme	1 517 $
Immobilisations corporelles	27 412
Actifs incorporels	8 984
Impôts futurs	(8 206)
Total partiel	29 707
Écart d'acquisition	18 698
Total	48 405 $

Le prix d'achat se compose de 44,3 millions de dollars au comptant et de 4,1 millions de dollars sous forme de billets. La convention de rachat d'actions de PCI comporte une provision pour paiement éventuel du prix d'achat relatif à l'attribution de deux autres contrats productifs pour la prestation de services au cours de l'année scolaire commençant au mois de septembre 2006. L'évaluation de ce paiement éventuel est incluse dans le prix d'achat provisoire et est classée à titre de composante de la dette du vendeur dans le bilan de la société au 30 juin 2006. Les actifs incorporels identifiables représentent les droits contractuels de 5,8 millions de dollars qui seront amortis sur 21 à 23 ans, les clauses de non-concurrence de 1,6 million de dollars qui seront amorties sur une durée de vie estimative de 2 à 5 ans et des dénominations commerciales de 1,6 million de dollars avec une durée de vie indéfinie.

Dans le cadre des opérations sur titres IPS, STA a acquis la totalité des actions ordinaires de catégorie A émises et en circulation de STA Holdings, représentant une participation de 85,1 % dans STA Holdings et STA ULC a acquis toutes les actions privilégiées de STA Holdings. À la clôture du placement de titres IPS, les investisseurs existants dans STA Holdings ont conservé toutes les actions ordinaires de catégories B et C de STA Holdings émises et en circulation, représentant une part des actionnaires sans contrôle de 14,9 % dans STA Holdings au 21 décembre 2004.

3. Acquisitions (suite)

L'acquisition des actions ordinaires de STA Holdings a été comptabilisée selon la méthode de l'acquisition. Le prix d'achat net de l'acquisition de STA Holdings s'est élevé à environ 132,9 millions de dollars. La répartition finale du prix d'achat entre les justes valeurs des actifs acquis et des passifs pris en charge au 21 décembre 2004 se présente comme suit :

Actifs à court terme, moins passifs à court terme	11 980 $
Immobilisations corporelles	68 639
Autres actifs	1 242
Actifs incorporels	52 100
Financement de l'équipement	(153)
Billets à payer aux anciens propriétaires	(876)
Impôts futurs	(28 532)
Part des actionnaires sans contrôle	(15 511)
Total partiel	88 889
Écart d'acquisition	44 045
Total	132 934 $

La répartition du prix d'achat est fondée sur l'évaluation d'un tiers. Les montants affectés à l'écart d'acquisition et aux autres actifs incorporels ne sont pas déductibles aux fins fiscales et, par conséquent, des passifs d'impôts futurs ont été constatés. Les actifs incorporels représentent principalement les valeurs des droits contractuels de 30,5 millions de dollars qui seront amortis sur 21 ans, des clauses de non-concurrence de 10,6 millions de dollars qui seront amorties sur la durée de vie utile estimative de deux à trois ans et des dénominations commerciales de 11,0 millions de dollars avec des durées de vie indéfinies.

Dans le cadre de l'exercice de l'option aux fins d'attributions excédentaires et de l'émission de titres IPS additionnels le 7 janvier 2005 (voir la note 1), le produit net de 8 854 $ a servi à racheter et à annuler la totalité des actions ordinaires de catégorie C de STA Holdings. À l'achat de toutes les actions ordinaires de catégorie C, le pourcentage de participation de STA dans STA Holdings a atteint 93,6 %, entraînant une réduction de la part des actionnaires sans contrôle suivant l'émission des titres IPS additionnels.

4. Immobilisations corporelles

	30 juin 2006	30 juin 2005
Terrain et bâtiments	423 $	423 $
Matériel de transport	116 836	68 166
Améliorations locatives	311	232
Autre matériel et outillage	1 293	895
	118 863	69 716
Moins : l'amortissement cumulé	(23 317)	(8 843)
	95 546 $	60 873 $

5. Écart d'acquisition et autres actifs incorporels

Les actifs incorporels acquis dans le cadre des acquisitions décrites à la note 3 consistent en ce qui suit (en milliers de dollars) :

	2006			2005			
	Valeur comptable brute	Amortissement cumulé	Valeur comptable nette	Valeur comptable brute	Amortissement cumulé	Valeur comptable nette	Période d'amortissement (années)
Droits contractuels	36 311 $	(2 337) $	33 974 $	30 500 $	(770) $	29 730 $	21 à 23
Clauses de non-concurrence	12 233	(7 109)	5 124	10 600	(2 478)	8 122	2 à 5
Dénominations commerciales	12 560	-	12 560	11 000	-	11 000	Aucune (durée indéfinie)
Total	61 104 $	(9 446) $	51 658 $	52 100 $	(3 248) $	48 852 $	

Le tableau ci-dessous présente les variations de la valeur comptable de l'écart d'acquisition pour l'exercice terminé le 30 juin 2006 et pour la période de 192 jours terminée le 30 juin 2005 (en milliers) :

Solde aux 21 décembre 2004 et 30 juin 2005	44 045 $
Tranche de l'écart d'acquisition liée aux acquisitions	18 743
Tranche de l'écart d'acquisition liée aux acquisitions en plusieurs étapes (placement privé et acquisition ferme)	1 345
Solde au 30 juin 2006	64 133 $

6. Impôts sur les bénéfices

La charge d'impôts sur les bénéfices présentée dans les états financiers consolidés comprend les éléments suivants (en milliers) :

	2006	2005
Impôts au fédéral :		
Impôts exigibles	- $	29 $
Impôts futurs	(2 073)	(1 184)
	(2 073)	(1 155)
Impôts d'État et impôts locaux :		
Impôts exigibles	89	71
Impôts futurs	(711)	(334)
	(622)	(263)
Total de la charge	(2 695) $	(1 418) $

L'écart entre le taux effectif reflété dans la charge d'impôts et le montant calculé en appliquant le taux prévu par la loi au bénéfice avant impôts sur les bénéfices pour l'exercice terminé le 30 juin 2006 et pour la période de 192 jours terminée le 30 juin 2005 est analysé ci-dessous (en milliers de dollars) :

	2006	2005
Charge d'impôts sur les bénéfices au taux prévu par la loi	(2 292) $	(1 262) $
Impôts d'État, déduction faite de l'incidence du taux d'impôt fédéral	(410)	(200)
Autres	7	44
	(2 695) $	(1 418) $

Les composantes des soldes d'impôts futurs se présentent comme suit (en milliers de dollars) :

	2006	2005
Passifs d'impôts futurs:		
Actifs incorporels	(17 548) $	(14 842) $
Écart entre la valeur comptable et la valeur fiscale des immobilisations corporelles	(23 286)	(21 015)
Autres	(803)	-
Total des passifs d'impôts futurs	(41 637) $	(35 857) $
Actifs d'impôts futurs :		
Reports en avant de pertes d'exploitation nettes	9 097	8 442
Autres	-	401
Total des actifs d'impôts futurs	9 097	8 843
Passifs d'impôts futurs nets	(32 540) $	(27 014) $

6. Impôts sur les bénéfices (suite)

Au 30 juin 2006, la société avait des reports en avant de pertes d'exploitation nettes aux États-Unis d'environ 21,8 millions de dollars, dont les dates d'échéance s'échelonnent de 2013 à 2020 et des reports en avant de pertes d'exploitation nettes au Canada d'environ 1,1 million de dollars, dont la date d'échéance est 2016.

7. Dette

La dette de la société comprend ce qui suit (en milliers de dollars) :

	Montants non réglés			
	30 juin 2006		30 juin 2005	
	Court terme	Long terme	Court terme	Long terme
Facilité d'emprunt modifié				
Facilité de crédit à terme	- $	24 300 $	- $	31 000 $
Facilité de crédit renouvelable	-	-	-	5 375
Facilité de crédit aux fins d'acquisition	-	-	-	600
Financement de l'équipement	94	16	100	49
Billets à verser aux anciens propriétaires : intérêts à 7 %	2 356	2 091	309	475
Billets subordonnés et billets subordonnés distincts	-	80 524	-	48 233
	2 450 $	106 931 $	409 $	85 732 $

Les échéances de la dette à long terme sont comme suit (en milliers de dollars) :

	Contrat d'emprunt modifié	Financement de l'équipement	Billets à payer aux anciens propriétaires	Dette subordonnée
Exercice terminé le 30 juin				
2007	- $	94 $	2 356 $	- $
2008	24 300	16	1 806	-
2009	-	-	160	-
2010	-	-	100	-
2011	-	-	25	-
Par la suite	-	-		80 524
	24 300 $	110 $	4 447 $	80 524 $

7. Dette (suite)

Contrat d'emprunt modifié

La société a conclu un contrat d'emprunt relatif au placement de titres IPS. Le contrat se compose d'une facilité de crédit à terme de 31,0 millions de dollars, d'une facilité de crédit renouvelable de 25,0 millions de dollars et d'une facilité de crédit aux fins d'acquisition de 15,0 millions de dollars. La facilité de crédit aux fins d'acquisition sert à financer les acquisitions et les investissements effectués en vertu de nouveaux contrats productifs et de nouvelles offres publiques. Au cours de l'exercice terminé le 30 juin 2006, la société a modifié le contrat d'emprunt original pour : i) fournir 15,0 millions de dollars supplémentaires dans le cadre d'une facilité de crédit aux fins d'acquisition, ii) mettre en place une nouvelle facilité de crédit renouvelable de 3,0 millions de dollars canadiens et une facilité de crédit aux fins d'acquisition de 10,0 millions de dollars canadiens pour financer l'introduction de la société sur le marché canadien, iii) réviser les dispositions relatives au paiement régulier des intérêts et des dividendes pendant les périodes intermédiaires en fonction du caractère saisonnier des flux de trésorerie de la société et de la constatation partielle des flux de trésorerie associés à la croissance de la société pendant ces périodes intermédiaires, iv) réduire le ratio de levier financier de premier rang de 2,50 à 2,25 en vigueur du 1er octobre 2005 au 1er octobre 2006, et v) assurer des réductions de taux d'intérêt (réductions des marges applicables) de 75 points de base en date du 30 mars 2006 et de 75 points de base additionnels en date du 14 juin 2006.

Les emprunts en vertu du contrat d'emprunt modifié peuvent être des emprunts au taux de base ou en eurodollars, comme il est défini dans le contrat d'emprunt. Les emprunts au taux de base portent intérêt au taux de base, comme il est défini dans le contrat d'emprunt modifié (8,25 % au 30 juin 2006), majoré de la marge applicable qui varie de 0,25 % à 1,00 % selon le ratio de levier de STA Holdings à la date d'établissement des prix. Les emprunts en eurodollars portent intérêt au TIOL rajusté, comme il est défini dans le contrat d'emprunt modifié (5,33 % au 30 juin 2006), majoré de la marge applicable qui varie de 1,75 % à 2,50 % selon le ratio de levier de STA Holdings à la date d'établissement des prix. La fourchette de la marge applicable identifiée tient compte des réductions de 150 points de base mentionnées ci-dessus. Les emprunts en vertu du contrat d'emprunt modifié sont garantis par les actifs non grevés de STA Holdings et de ses filiales et certaines actions du capital social de STA Holdings et de chacune des filiales. De plus, le paiement et le rendement des obligations liées au contrat d'emprunt sont garantis par chacune des filiales de STA Holdings.

7. Dette (suite)

STA Holdings a conclu un contrat de couverture de taux d'intérêt, qui fixe à l'avance au TIOL un plafond de 3,7 % majoré de la marge applicable selon le contrat d'emprunt sur une dette d'une valeur nominale de 31,0 millions de dollars jusqu'au 15 décembre 2007. La juste valeur de la couverture de taux d'intérêt était 0,8 million de dollars au 30 juin 2006. Les dates d'échéance et autres clauses importantes du contrat de couverture de taux d'intérêt correspondent à celles de la dette sous-jacente. Le contrat de couverture de taux d'intérêt est désigné comme une couverture de flux de trésorerie et constitue une couverture efficace du risque de taux d'intérêt sans inefficacité. Toute variation de la juste valeur des flux de trésorerie est reportée et n'est constatée que lorsque les opérations couvertes sont constatées dans les résultats.

Billets subordonnés et billets subordonnés distincts

Les billets sont libellés en dollars canadiens et représentent un capital total de 89 881 $ CA. L'intérêt sur les billets s'accumule à un taux annuel de 14% et les billets viennent à échéance le 21 décembre 2016. À l'échéance, le capital des billets devra être versé en dollars canadiens. L'intérêt sur les billets est payable mensuellement. Au cinquième anniversaire de l'émission des billets, ou après, la société peut racheter les billets au montant du capital plus une prime qui baisse progressivement.

Avant le cinquième anniversaire de la clôture du placement, STA ULC sera autorisée, à son gré, à reporter les versements des intérêts sur les billets, dans la mesure où le ratio de couverture des intérêts en vertu de l'acte de fiducie relatif aux billets de la société pour la dernière période de 12 mois terminée le dernier jour d'un mois donné est inférieur au montant d'intérêt reporté minimal (comme il est défini dans l'acte de fiducie), à moins qu'un défaut de paiement des intérêts, du capital ou de la prime, le cas échéant, sur les billets ne soit survenu et ne subsiste, ou qu'un autre cas de défaut à l'égard des billets ne soit survenu et ne subsiste et que la déchéance du terme des billets subordonnés a été déclenchée par suite d'un cas de défaut (toute période étant une «période de report d'intérêts»). Les versements des intérêts sur les billets ne seront pas reportés en vertu de cette disposition plus de 24 mois en tout ou au-delà du cinquième anniversaire de la clôture du placement de titres IPS.

7. Dette (suite)

En outre, après le cinquième anniversaire de la clôture du placement, STA ULC peut, à son gré, reporter les intérêts sur les billets mais pas à plus de huit reprises et pour une période maximale de huit mois par reprise (chacune représentant une «période de report d'intérêts») en remettant au fiduciaire une copie de la résolution du conseil d'administration de STA ULC confirmée par une attestation d'un dirigeant de STA ULC indiquant que, d'après une détermination de bonne foi du conseil d'administration de STA ULC, ce report est raisonnablement nécessaire aux fins de gestion de la trésorerie de bonne foi ou pour réduire la probabilité d'un défaut ou éviter un défaut à l'égard d'une dette de premier rang; à condition qu'aucun report de ce genre ne puisse être entrepris et que tout report ne soit interrompu, à moins qu'un défaut de paiement des intérêts, du capital ou de la prime, le cas échéant, sur les billets ne soit survenu et ne subsiste ou qu'un autre cas de défaut à l'égard des billets ne soit survenu et ne subsiste et que la déchéance du terme des billets n'a été déclenchée par suite d'un cas de défaut. Aucune période de report d'intérêts ne peut commencer avant que tous les intérêts reportés en vertu d'une période de report d'intérêts précédente, ainsi que les intérêts sur ces derniers, n'aient été entièrement payés.

Les intérêts reportés sur les billets porteront intérêt au même taux que le taux déclaré sur les billets, composé mensuellement, jusqu'à ce qu'ils soient payés entièrement. Après la fin de la période de reports d'intérêt, STA ULC devra reprendre les versements mensuels des intérêts sur les billets, y compris les intérêts sur les intérêts reportés. Tous les intérêts reportés avant le cinquième anniversaire de la clôture du placement, y compris les intérêts courus sur les intérêts reportés, doivent être remboursés au cinquième anniversaire de la clôture du placement. Tous les intérêts reportés après le cinquième anniversaire de la clôture du placement, y compris les intérêts courus sur les intérêts reportés, doivent être remboursés à l'échéance ou avant celle-ci, à condition que STA ULC paie tous les intérêts reportés et les intérêts courus sur ces derniers, en totalité avant un report d'intérêts à une occasion ultérieure. STA ULC peut payer d'avance la totalité ou une partie des intérêts reportés, en tout temps sauf durant une période de report d'intérêts.

Au cours d'une période de report d'intérêts, ou dans la mesure où ces intérêts reportés demeurent impayés, et dans le cadre de toute autre situation décrite ci-dessous, la société ne pourra pas verser de dividendes ni effectuer de distributions aux porteurs de ses actions ordinaires, ni certains autres paiements affectés. Le contrat d'emprunt modifié renferme des restrictions quant à la capacité de la société de faire des distributions à STA ULC afin de lui permettre de payer d'avance les intérêts reportés sur les billets.

Les billets subordonnés émis dans le cadre du placement de titres IPS, de même que les billets subordonnés distincts, sont des obligations non assorties de sûreté de STA ULC garanties par STA Holdings et chacune de ses filiales, à l'exception de STC (tel qu'il est défini ci-dessous), mais qui ne sont pas assorties de sûreté en vertu des garanties données par chaque filiale garante au moment du placement de titres IPS.

7. Dette (suite)

En juillet 2005, STA Holdings a constitué une filiale indirecte, Student Transportation of Canada Inc. («STC»). STC a acquis la division d'autobus scolaires d'Ayr Coach Lines en juillet 2005, Toshmar Bus Lines Ltd., en décembre 2005 et Liftlock, en mars 2006. STC et ses filiales n'ont pas garanti les obligations de STA ULS en vertu des billets. Les états financiers consolidés de la société incluent les résultats financiers de STC. Le sommaire des informations financières consolidées des filiales garantes et non garantes de l'émetteur pour l'exercice terminé le 30 juin 2006 est présenté comme suit (en milliers) :

	STA ULC	STA Holdings et ses filiales garantes	Filiales non garantes combinées	Rajustements de consolidation	Montants consolidés totaux
Produits d'exploitation	- $	127 663 $	5 332 $	- $	132 995 $
Bénéfice d'exploitation	-	1 810	878	-	2 688
Bénéfice net (perte nette)	-	(4 487)	592	-	(3 895)
Actif à court terme	-	30 061	870	-	30 931
Actif à long terme	-	210 049	13 199	-	223 248
Passif à court terme	-	15 430	1 023	-	16 453
Passif à long terme à l'exception de la part des actionnaires sans contrôle	80 524 $	58 517 $	12 146 $	(11 716) $	139 471 $

Billets à payer aux anciens propriétaires

Les billets à payer aux anciens propriétaires représentent les billets émis par STA Holdings dans le cadre des acquisitions précédentes de diverses entreprises.

En cas de liquidation de la société, le paiement du capital et des intérêts sur la dette envers les anciens propriétaires est subordonné au paiement de toute dette de premier rang de la société.

8. Actions ordinaires

Le capital social autorisé de la société comprend un nombre illimité d'actions ordinaires et privilégiées sans valeur nominale.

La société a émis les titres IPS décrits ci-dessus. Chaque titre IPS consiste en une action ordinaire de STA et un montant en capital de 3,847 $ CA de billets subordonnés. Les porteurs de titres IPS peuvent scinder leurs titres IPS en actions ordinaires et en billets subordonnés représentés représentant ceux-ci par l'intermédiaire de leur courtier ou d'un autre établissement financier. De même, tout porteur d'actions ordinaires et de billets subordonnés peut regrouper le nombre applicable d'actions ordinaires et le capital de billets subordonnés nécessaires pour former des titres IPS par l'entremise de son courtier ou d'un autre établissement financier, en tout temps.

Au 30 juin 2006, 20 764 554 actions ordinaires étaient émises et en circulation. De ce nombre, 20 763 554 sont représentées par les titres IPS et 1 000 sont des actions ordinaires liées aux titres IPS qui ont été divisées par les actionnaires. Au 30 juin 2005, 12 764 554 actions ordinaires étaient émises et en circulation, et correspondaient toutes à des titres IPS. Aucune action privilégiée n'était émise ou en circulation.

Le 14 juin 2006, la société a émis 4 900 000 actions ordinaires additionnelles pour un produit net de 34 583 $ (38 519 $ CA) dans le cadre d'une acquisition ferme. Le 25 octobre 2005, la société a émis 3 100 000 actions ordinaires pour un produit net de 20 009 $ (23 810 $ CA) dans le cadre d'une acquisition ferme.

La perte par action pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005 a été calculée d'après le nombre moyen pondéré d'actions ordinaires en circulation respectivement de 15 085 650 et de 12 661 809.

Pour l'exercice terminé le 30 juin 2006 et pour la période de 192 jours terminée le 30 juin 2005, les dividendes déclarés se sont élevés à respectivement 7,7 millions de dollars et 3,4 millions de dollars. Les dividendes déclarés pour l'exercice terminé le 30 juin 2006 représentaient 6,9 millions de dollars en dividendes sur les actions ordinaires de la société et 0,8 million de dollars en dividendes sur les actions ordinaires de catégorie B de STA Holdings. Les dividendes déclarés pour la période de 192 jours terminée le 30 juin 2005 représentaient 3,0 millions de dollars en dividendes sur les actions ordinaires de la société et 0,4 million de dollars en dividendes sur les actions ordinaires de catégorie B de STA Holdings. Les dividendes versés pour l'exercice terminé le 30 juin 2006 ont totalisé respectivement 6,5 millions de dollars et 0,8 million de dollars pour la société et STA Holdings. Les dividendes accumulés restants de 0,9 million de dollars au 30 juin 2006 ont été versés le 15 juillet 2006, alors que les dividendes accumulés restants de 0,5 million de dollars au 30 juin 2005 ont été versés le 15 juillet 2005. Les dividendes versés pour la période de 192 jours terminée le 30 juin 2005 ont atteint respectivement 2,5 millions de dollars et 0,3 million de dollars pour la société et STA Holdings. Les dividendes accumulés ont été comptabilisés dans les charges à payer et autres passifs à court terme du bilan consolidé.

9. Part des actionnaires sans contrôle

La part des actionnaires sans contrôle représente les actions de catégorie B conservées par les investisseurs existants et les actions émises en vertu du régime incitatif à base d'actions (le «régime») de STA. Les porteurs des actions de catégorie B ont le droit de recevoir des dividendes, quand ils ont été déclarés par le conseil d'administration de STA Holdings, qui équivalent environ aux distributions par titre IPS reçues par les porteurs de titres IPS. Les actions de catégorie B détenues par les investisseurs existants comportent le droit (le «droit de négocier»)), exerçable en tout temps après le deuxième anniversaire du placement de titres IPS, de demander à la société d'ouvrir des négociations de bonne foi en vue d'acheter les actions de catégorie B détenues par les investisseurs existants. À l'exercice du droit de négocier, si la société ne rachète pas les actions de catégorie B conservées par les investisseurs existants, le dividende sur ces actions augmentera de 10 % (ce droit à dividende majoré pour les investisseurs existants est désigné comme le «dividende majoré»). Les dispositions relatives aux actions de catégorie B offrent à la société le droit (le «droit de rachat») exerçable en tout temps après le deuxième anniversaire du placement de titres IPS en vue d'acheter aux fins d'annulation les actions de catégorie B en circulation. Les actions de catégorie B émises dans le cadre du régime ne comportent pas de droit de négocier, ni ne donnent droit à un dividende majoré. Afin de différencier les actions de catégorie B détenues par les investisseurs existants et les actions de catégorie B devant être émises dans le cadre du régime, STA Holdings a modifié son certificat de constitution en société le 31 mars 2006, afin de scinder les actions de catégorie B autorisées en actions de catégorie B, série Un, qui sont détenues par les investisseurs existants, et en actions de catégorie B, série Deux qui seront utilisées pour les attributions d'actions dans le cadre du régime.

La part des actionnaires sans contrôle au 30 juin 2006 consiste en actions ordinaires de catégorie B, série Un de STA Holdings détenues par les investisseurs existants dans STA Holdings à la clôture du placement de titres IPS le 21 décembre 2004, et actions ordinaires de catégorie B, série Deux attribuées au cours de l'exercice 2006 dans le cadre du régime.

10. Rémunération à base d'actions

Le 8 décembre 2005, à l'assemblée générale annuelle, les actionnaires de la société ont approuvé l'adoption, par STA Holdings, du régime. Le régime vise a) à harmoniser les intérêts d'employés et de cadres choisis de STA Holdings et de ses filiales (les « participants ») avec ceux des porteurs de titres IPS, b) à optimiser la rentabilité et la croissance de STA Holdings et de ses filiales au moyen d'incitatifs conformes aux objectifs de la société, c) à fournir aux participants une mesure incitative pour l'excellence du rendement personnel, et d) à promouvoir le travail d'équipe parmi les employés, les cadres et les consultants. En vertu du régime, les options sur actions, les droits à la plus-value d'actions, les actions subalternes, les parts fondées sur le rendement, les actions liées au rendement, les actions à dividende différé, les équivalents de dividendes ou d'autres attributions à base d'actions peuvent être attribués comme il est défini dans le régime. Au cours de l'exercice 2006, les actions subalternes ont constitué les seules attributions en vertu du régime. Les actions subalternes ne sont pas transférables et peuvent être frappées de déchéance si l'employé ne respecte pas certaines conditions incluses dans la convention d'attribution applicable.

Un nombre maximal de 717 747 actions ordinaires de catégorie B, série Deux est disponible pour émission relativement aux attributions en vertu du régime. Le 5 avril 2006, STA Holdings a attribué 133 549 actions ordinaires de catégorie B, série Deux, en vertu du régime. La société a constaté une charge de rémunération à base d'actions sans effet sur la trésorerie de 0,9 million de dollars liée à cette attribution au cours du trimestre terminé le 30 juin 2006 d'après la juste valeur estimative de ces actions subalternes à la date d'attribution. L'émission des actions ordinaires de catégorie B, série Deux représente une participation minoritaire additionnelle dans la société.

Relativement à l'attribution susmentionnée d'actions subalternes, un total de 27 165 actions subalternes ont été retenues par choix des participants aux fins des retenues d'impôts exigées sur ces attributions. À ce titre, 106 384 actions subalternes liées à ces attributions demeurent en circulation au 30 juin 2006.

11. Obligations au titre des contrats de location

La société loue certaines installations en vertu de contrats de location-exploitation non résiliables. Les charges locatives ont totalisé 3,1 millions de dollars et 1,3 million de dollars respectivement pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005. Ces contrats de location et autres contrats expirent à diverses date jusqu'en 2018.

11. Obligations au titre des contrats de location (suite)

Le tableau suivant représente les loyers minimums futurs à verser en vertu des contrats de location-exploitation résiliables : (en milliers)

Exercices se terminant les 30 juin :	
2007	3 952 $
2008	2 214
2009	1 868
2010	1 639
2011 et par la suite	2 619
Total des paiements minimums	12 292 $

12. Régimes d'avantages sociaux

La société possède un régime de retraite admissible à cotisations déterminées en vertu duquel les employés peuvent verser des cotisations volontaires avant impôts. La société verse des cotisations correspondantes au nom des employés. La société a engagé des charges minimales pour ce régime pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005.

13. Opérations entre parties liées

La société fait appel à Coast Cities Truck Sales, Inc. («Coast Cities»), courtier en matériel de transport, principalement pour l'acquisition ou la cession de véhicules pour la flotte de la société sous la direction du président et chef de l'exploitation. Coast Cities offre également des services de consultation à la société, en procédant à l'évaluation de la flotte dans le cadre d'acquisitions. Les services d'évaluation de la flotte sont fournis sans frais. Coast Cities est une société contrôlée par un membre de la famille du président du conseil et chef de la direction de la société. Les services d'acquisition et de cession sont fournis sur une base non contractuelle pour une commission équivalant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. Les montants payés par la société à Coast Cities se sont élevés respectivement à 0,3 million de dollars et à 21 000 $ pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005.

La société fait appel à Reilly Partners Inc. («Reilly Partners»), cabinet de recrutement de cadres, pour pourvoir aux postes de direction. Le président du conseil et associé fondateur de Reilly Partners est un administrateur de STA Holdings, la société d'exploitation américaine. La société a versé 0,1 million de dollars à Reilly Partners au cours de l'exercice 2006 pour des services de recrutement de cadres.

14. Engagements et éventualités

La société fait l'objet de diverses réclamations et poursuites découlant du cours normal des affaires et, pour la plupart, liées à des dommages corporels et matériels subis dans le cadre de ses activités. La société maintient une couverture d'assurance automobile, d'assurance contre les accidents du travail et d'assurance responsabilité civile assortie de franchises pour chaque incident dont la société est financièrement responsable. La société comptabilise des charges à payer à l'égard des franchises estimatives au moment où l'incident survient. Le programme d'assurance de la société vise à minimiser le risque financier associé aux réclamations. Les principaux risques liés aux activités de la société sont les blessures corporelles et les dommages matériels infligés à des tiers.

Selon la direction, les pertes non assurées liées aux franchises découlant de l'issue finale de ces questions n'auront pas d'incidence notable sur la situation financière, les résultats d'exploitation ou les flux de trésorerie de la société.

Dans le cadre d'ententes de garantie à l'appui de ses programmes d'assurance, la société détenait 1,3 million de dollars de lettres de crédit en circulation au 30 juin 2006. De ce montant, 0,4 million de dollars sont soutenus par des dépôts en espèces qui sont compris dans les autres actifs du bilan consolidé du 30 juin 2006.

Certains des contrats de la société comprennent des exigences en matière de rendement ou de cautionnement. Ces cautionnements sont souscrits par des assureurs en assurance-cautionnement accrédités. Pour l'année scolaire qui vient de s'écouler, les cautionnements en cours totalisaient 26,5 millions de dollars. Aucune garantie n'est exigée pour ces cautionnements.

15. Contrats de change

Les billets sont libellés en dollars canadiens. De ce fait, le paiement des billets échus doit se faire en dollars canadiens. La société n'a pas conclu de contrat de couverture eu égard aux fluctuations des devises relativement au capital des billets arrivant à échéance en 2016.

15. Contrats de change (suite)

Les distributions sur les titres IPS sont également libellées en dollars canadiens. Pour limiter le risque lié aux fluctuations des devises, STA Holdings a conclu 60 contrats de change à terme («contrats à terme») en cours en vertu desquels la société vendra des dollars américains chaque mois pour un montant fixe en dollars canadiens aux conditions suivantes :

Durée du contrat	Nombre de contrats	Montant à livrer en $ US (en millions)	Montant à livrer en $ CA (en millions)	$ CA par $ US (moyenne pondérée)
juillet 2006 à juin 2007	12	11,9	14,7	1,2275
juillet 2007 à juin 2008	12	11,9	14,7	1,2275
juillet 2008 à juin 2009	12	11,9	14,7	1,2275
juillet 2009 à juin 2010	12	11,9	14,7	1,2224
juillet 2010 à juin 2011	12	13,1	14,7	1,1171
		60,7	73,5	

Après l'émission de titres IPS additionnels relativement à l'acquisition ferme du 14 juin 2006, la société a conclu certains contrats de tunnel dollar canadien/dollar américain de deux ans, (les «contrats de tunnel»), pour 5,6 millions de dollars en distributions annuelles. Les contrats de tunnel permettent à la société d'acheter des dollars à un taux de change de 1,0400 $ CA à 1,1540 $ A pour 1,00 $ US.

STA Holdings n'était pas tenue de déposer de garantie à l'égard de ces contrats.

Les contrats à terme et les contrats de tunnel, (collectivement «les contrats»), ne sont pas admissibles comme couverture de flux de trésorerie aux fins comptables, et la variation de la juste valeur des contrats est constatée aux résultats. La juste valeur des contrats représentait un actif de 5,3 millions de dollars au 30 juin 2006, dont 1,3 million de dollars est comptabilisé dans les autres actifs à court terme au bilan consolidé. Les contrats à terme ont un notionnel d'environ 60,7 millions de dollars et ont été conclus avec une grande banque canadienne à titre de contrepartie. Le risque associé aux contrats est le coût de remplacement de ces instruments en cas de défaut par la contrepartie. La direction est d'avis que ce risque est faible.

16. Informations supplémentaires sur les flux de trésorerie

La société a versé respectivement 11,5 millions de dollars et 4,6 millions de dollars en intérêts pour l'exercice terminé le 30 juin 2006 et la période de 192 jours terminée le 30 juin 2005. La société a versé 0,2 million de dollars en impôts pour l'exercice terminé le 30 juin 2006. Aucuns impôts n'ont été versés au cours de la période de 192 jours terminée le 30 juin 2005.

17. Chiffres correspondants

La société a été créée le 22 septembre 2004 et n'a réalisé son premier appel public à l'épargne visant des titres IPS que le 21 décembre 2004. Étant donné que les activités de la société n'ont démarré que le 21 décembre 2004, les chiffres correspondants pour la période du 21 décembre 2004 au 30 juin 2005 représentent 192 jours d'activités à l'égard des états consolidés des résultats et des flux de trésorerie.

18. Événements postérieurs

Le 27 juillet 2006, la société a conclu un contrat de location-exploitation d'une valeur d'environ 5,4 millions de dollars avec GE Capital visant la location d'autobus scolaires de remplacement nécessaires pour l'année scolaire 2006 – 2007 à venir. La durée du contrat est de six ans à un taux implicite de 6,7 %. Les paiements de location annuels se situeront à environ 1,2 million de dollars par année pour la durée du contrat.

Le 12 juillet 2006, STA Holdings a attribué 151 740 actions ordinaires de catégorie B, série Deux, en vertu du régime. La société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution, le 12 juillet 2006, d'actions subalternes au cours du trimestre terminé le 30 septembre 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente pour la société une part des actionnaires sans contrôle additionnelle.

Le 12 juillet 2006, la société a clôturé son acquisition de Simcoe Coach Lines Ltd., située à Sutton, en Ontario.

Le 19 juillet 2006, la société s'est vu attribuer un contrat visant la privatisation des services de transport de l'Altoona Area School District située à Altoona, en Pennsylvanie (la «conversion d'AASD»). Le contrat a une durée de cinq ans.

Le 24 août 2006, STA Holdings a attribué 138 333 actions ordinaires de catégorie B, série Deux en vertu du régime. Cette attribution d'actions subalternes vise les réalisations de la direction au cours de l'exercice 2006. Bien que les attributions d'actions subalternes aient trait à l'exercice 2006, la charge de rémunération connexe est constatée au cours de la période où elles sont attribuées en vertu des règles comptables. Par conséquent, la société constatera une charge de rémunération à base d'actions hors caisse liée à l'attribution d'actions subalternes du 24 août 2006 au cours du trimestre terminé le 30 septembre 2006. L'émission d'actions ordinaires de catégorie B, série Deux, représente pour la société une part des actionnaires sans contrôle additionnelle.

18. Événements postérieurs (suite)

Le 5 septembre 2006, la société a conclu un swap sur marchandises avec une institution financière pour réduire son exposition à la variation du coût du carburant sur le marché. Le swap sur marchandises fixe le prix du mazout à 2,10 $ le gallon pour un montant notionnel de trois millions de gallons pour une période de dix mois se terminant le 30 juin 2007. Ce swap est désigné à titre de couverture de l'exposition sous-jacente liée aux achats de carburant au cours de l'exercice 2007. Les montants échangés par les parties seront calculés en fonction du montant notionnel et d'autres modalités du swap. En raison de la corrélation entre l'instrument de couverture sur mazout et l'exposition sous-jacente des achats de carburant couverts, la variation de la valeur du swap sur mazout sera généralement contrebalancée par la variation de la valeur des achats de carburant sous-jacents. Le swap a été conclu avec une importante banque canadienne comme contrepartie, et la direction est donc d'avis que le risque de défaillance de la contrepartie est faible.

Student Transportation of America®

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES ET CIRCULAIRE DE SOLLICITATION DE PROCURATIONS PAR LA DIRECTION

ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

QUI SE TIENDRA LE 3 NOVEMBRE 2006

Le 26 septembre 2006

Student Transportation of America®

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle (l'« **assemblée** ») des actionnaires de Student Transportation of America Ltd. (l'« **émetteur** ») se tiendra le vendredi 3 novembre 2006 à 10 h (heure de Toronto) à la Galerie, au Centre de diffusion et de conférences de la TSX, The Exchange Tower, 130 King Street West, Toronto (Ontario), aux fins suivantes :

1. **RECEVOIR** les états financiers de l'émetteur pour l'exercice terminé le 30 juin 2006 ainsi que le rapport des vérificateurs sur ces états;

2. **ÉLIRE** les membres du conseil d'administration de l'émetteur;

3. **NOMMER** les vérificateurs et autoriser le conseil d'administration de l'émetteur à fixer la rémunération des vérificateurs;

4. **DÉLIBÉRER** de toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

La circulaire de sollicitation de procurations par la direction ci-jointe fournit des renseignements supplémentaires sur les questions à l'ordre du jour de l'assemblée et fait partie intégrante du présent avis.

FAIT à Toronto, en Ontario, le 26 septembre 2006.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Le président du conseil d'administration de
Student Transportation of America Ltd.,

« *Denis J. Gallagher* »

STUDENT TRANSPORTATION OF AMERICA LTD.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

La présente circulaire de sollicitation de procurations est fournie dans le cadre de la sollicitation, par la direction de Student Transportation of America Ltd. (l'« **émetteur** ») ou pour son compte, de procurations devant être utilisées à l'assemblée annuelle (l'« **assemblée** ») des actionnaires (les « **actionnaires** ») de l'émetteur qui se tiendra le 3 novembre 2006 à 10 h (heure de Toronto) à la Galerie, au Centre de diffusion et de conférences de la TSX, The Exchange Tower, 130 King Street West, Toronto (Ontario), et à toute reprise de celle-ci en cas d'ajournement ou de report, aux fins indiquées dans l'avis de convocation à l'assemblée ci-joint.

SOLLICITATION DE PROCURATIONS ET EXERCICE DES DROITS DE VOTE

Sollicitation de procurations

La sollicitation de procurations pour l'assemblée sera faite principalement par la poste; toutefois, des employés de l'émetteur pourront solliciter des procurations personnellement, par écrit ou par téléphone, à un coût minime. L'émetteur paiera les frais de la sollicitation de procurations en vue de l'assemblée ainsi que les frais juridiques, les coûts d'impression et les autres frais associés à l'établissement de la présente circulaire de sollicitation de procurations.

Les renseignements fournis aux présentes sont à jour en date du 26 septembre 2006, à moins d'indication contraire.

Nomination des fondés de pouvoir et révocation des procurations

Les actionnaires recevront un formulaire de procuration avec la présente circulaire de sollicitation de procurations. Les personnes nommées dans ce formulaire sont des membres de la direction de l'émetteur. **L'actionnaire qui souhaite désigner une autre personne pour le représenter à l'assemblée peut exercer ce droit en biffant le nom des personnes nommées dans le formulaire de procuration ci-joint et en inscrivant le nom de la personne de son choix dans l'espace en blanc prévu à cette fin ou encore en remplissant un autre formulaire de procuration approprié. Cette autre personne peut ne pas être un actionnaire de l'émetteur.**

La Société de fiducie Computershare du Canada (l'« **agent** ») détient les actions ordinaires représentées par des titres représentatifs de titres participatifs et à revenu en dépôt (les « **titres IPS** ») en fiducie pour le compte des porteurs de titres IPS (les « **porteurs de titres IPS** ») et a le droit d'exercer les droits de vote rattachés à ces actions ordinaires à l'assemblée. L'agent est tenu de remettre les procurations (en tant qu'actionnaire) représentant les droits de vote rattachés à ces actions ordinaires conformément aux instructions données par les porteurs de titres IPS. Si un porteur de titres IPS (ou la personne qu'il désigne) dont le nom figure sur une liste de véritables propriétaires de titres IPS qui a été établie en vue de l'assemblée se présente de façon satisfaisante au représentant de l'agent, il peut exiger que l'agent signe et lui remette (ou remette à la personne qu'il désigne) une procuration afin d'exercer personnellement les droits de vote rattachés aux actions ordinaires sous-jacentes à ses titres IPS (i) s'il n'a pas donné antérieurement des instructions de vote à l'agent relativement à l'assemblée ou (ii) s'il remet au représentant une révocation écrite de toute instruction donnée antérieurement. À l'assemblée, le porteur de titres IPS (ou la personne qu'il désigne) qui exerce ses droits de vote au moyen d'une procuration accordée par l'agent a le droit de s'exprimer à l'assemblée et d'y voter, à l'occasion d'un scrutin ou d'un vote à mains levées, à l'égard de toute question ou de toute proposition. Les porteurs de titres IPS recevront également avec la présente circulaire de sollicitation de procurations un formulaire d'instructions de vote adressé à l'agent qui peut être rempli et retourné à ce dernier.

Pour être valides, les procurations ou les instructions données à l'agent doivent parvenir aux bureaux de l'agent, 9th Floor, North Tower, 100 University Avenue, Toronto (Ontario) M5J 2Y1, au plus tard à 17 h (heure de Toronto) le 1er novembre 2006, ou être remises au président de l'assemblée avant le début de l'assemblée. Si

l'assemblée est ajournée, les procurations ou les instructions doivent être déposées aux bureaux de l'agent 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'heure prévue de toute reprise de l'assemblée à laquelle les procurations ou les instructions doivent être utilisées, ou auprès du président de l'assemblée avant le début de l'assemblée ou de toute reprise de celle-ci.

Le document désignant un fondé de pouvoir doit être un document écrit rempli et signé par un actionnaire ou son mandataire autorisé par écrit; si l'actionnaire est une société, ce document doit porter le sceau de cette dernière ou être signé par un membre de la direction ou un mandataire dûment autorisé de celle-ci. Le formulaire d'instructions données à l'agent par un porteur de titres IPS doit être un document écrit rempli et signé par le porteur ou son mandataire autorisé par écrit; si le porteur de titres IPS est une société, ce document doit porter le sceau de cette dernière ou être signé par un membre de la direction ou un mandataire dûment autorisé de celle-ci. Les personnes qui signent en qualité de membres de la direction, de mandataires, d'exécuteurs testamentaires, de liquidateurs de succession, d'administrateurs ou de fiduciaires, notamment, devraient l'indiquer et fournir une preuve satisfaisante à cet égard.

L'actionnaire qui a donné une procuration peut la révoquer : a) en remplissant et en signant une procuration portant une date ultérieure et en la déposant de l'une des manières indiquées ci-dessus; b) en déposant un document écrit signé par lui ou par son mandataire muni d'une autorisation écrite (i) soit au siège de l'émetteur, à tout moment jusqu'au dernier jour ouvrable, inclusivement, précédant l'assemblée, ou toute reprise de celle-ci, à laquelle la procuration doit être utilisée, (ii) soit auprès du président de l'assemblée avant le début de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, ou c) de toute autre manière permise par la loi. Le porteur de titres IPS qui a donné des instructions à l'agent à l'égard des droits de vote rattachés aux actions ordinaires sous-jacentes à ses titres IPS peut les révoquer : a) en remplissant et en signant un formulaire d'instructions portant une date ultérieure et en le déposant de l'une des manières indiquées ci-dessus, b) en déposant un document écrit signé par lui ou par son mandataire muni d'une autorisation écrite (i) soit au siège de l'agent, à tout moment jusqu'au dernier jour ouvrable, inclusivement, précédant l'assemblée, ou toute reprise de celle-ci, à laquelle les instructions doivent être utilisées, (ii) soit auprès du président de l'assemblée, avant le début de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, ou c) de toute autre manière permise par la loi.

Exercice des droits de vote par les fondés de pouvoir

Les personnes nommées dans le formulaire de procuration ci-joint exerceront les droits de vote rattachés aux actions ordinaires à l'égard desquelles elles sont nommées, à l'occasion de tout scrutin éventuel, conformément aux instructions de l'actionnaire énoncées dans la procuration. L'agent exercera les droits de vote rattachés aux actions ordinaires sous-jacentes aux titres IPS à l'égard desquelles il est nommé, à l'occasion de tout scrutin éventuel, conformément aux instructions du porteur de titres IPS. **En l'absence de telles instructions, ces droits de vote seront exercés : a) POUR l'élection à des postes d'administrateur des sept candidats dont il est question sous la rubrique « Points à l'ordre du jour de l'assemblée – Élection des administrateurs » et b) POUR la nomination de Ernst & Young s.r.l./S.E.N.C.R.L. à titre de vérificateurs de l'émetteur et l'établissement de la rémunération des vérificateurs.**

Le formulaire de procuration confère aux personnes qui y sont désignées un pouvoir discrétionnaire à l'égard des modifications apportées aux questions mentionnées dans le formulaire de procuration et dans l'avis de convocation à l'assemblée et à l'égard de toute autre question dont l'assemblée pourrait être régulièrement saisie. Si des modifications apportées aux questions mentionnées dans l'avis de convocation à l'assemblée étaient régulièrement soumises à l'assemblée, les personnes désignées dans le formulaire de procuration ci-joint ont l'intention de voter à cet égard avec discernement. À la date de l'impression de la présente circulaire de sollicitation de procurations, les administrateurs de l'émetteur (les « **administrateurs** ») n'avaient connaissance d'aucune modification ni d'aucune autre question de ce genre.

RENSEIGNEMENTS À L'INTENTION DES VÉRITABLES PROPRIÉTAIRES DE TITRES

Les renseignements figurant sous la présente rubrique sont d'une grande importance pour les personnes qui détiennent des actions ordinaires ou des titres IPS autrement qu'en leur propre nom. Le porteur non inscrit de

titres de l'émetteur (un « **véritable propriétaire** ») qui a la propriété effective d'actions ordinaires ou de titres IPS, mais dont les actions ordinaires ou les titres IPS sont inscrits au nom d'un intermédiaire (comme une maison de courtage, une institution financière, un fiduciaire, un dépositaire ou un autre prête-nom qui détient les titres pour le compte du véritable propriétaire ou au nom d'une agence de compensation dont l'intermédiaire est un adhérent) doit savoir que seules les procurations ou les instructions déposées par les porteurs de titres dont le nom figure dans les registres de l'émetteur à titre de porteurs inscrits d'actions ordinaires ou de titres IPS peuvent être reconnues et utilisées à l'assemblée.

Les actions ordinaires ou les titres IPS qui sont énumérés dans un relevé de compte que le courtier fournit au véritable propriétaire sont inscrits au nom de La Caisse canadienne de dépôt de valeurs limitée (la « **CDS** ») ou de son prête-nom et ne sont pas inscrits au nom du véritable propriétaire dans les registres de l'émetteur.

Au Canada, les politiques de réglementation applicables prévoient que les courtiers et les autres intermédiaires doivent demander des instructions de vote aux véritables propriétaires avant les assemblées des porteurs de titres. Chaque courtier ou autre intermédiaire a ses propres procédures de mise à la poste et fournit ses propres instructions quant au retour, que les véritables propriétaires doivent suivre attentivement afin de s'assurer que les droits de vote rattachés à leurs actions ordinaires soient exercés à l'assemblée. Il arrive souvent que le formulaire de procuration que le courtier fournit au véritable propriétaire soit identique au formulaire de procuration fourni aux porteurs inscrits de titres. Cependant, il ne sert qu'à donner des instructions au porteur inscrit de titres sur la façon d'exercer les droits de vote au nom du véritable propriétaire. La plupart des courtiers délèguent maintenant à ADP Investor Communications (« **ADP** ») la responsabilité d'obtenir des instructions auprès des clients. Habituellement, ADP prépare des formulaires d'instructions de vote lisibles par machine, les poste aux véritables propriétaires, à qui elle demande de les lui retourner. ADP dépouille ensuite les instructions reçues et fournit des instructions appropriées concernant l'exercice des droits de vote rattachés aux titres devant être représentés à l'assemblée. Le véritable propriétaire qui reçoit un formulaire d'instructions de vote d'ADP ne peut utiliser ce formulaire pour exercer directement à l'assemblée les droits de vote rattachés à ces actions ordinaires. Le formulaire d'instructions de vote doit être retourné à ADP suffisamment longtemps avant l'assemblée pour que les droits de vote rattachés aux actions ordinaires puissent être exercés.

Même si le véritable propriétaire ne peut exercer directement à l'assemblée les droits de vote rattachés aux actions ordinaires inscrites au nom de son courtier ou d'un autre intermédiaire, il peut assister à l'assemblée à titre de fondé de pouvoir du porteur inscrit et exercer les droits de vote rattachés aux actions ordinaires en cette qualité. Les véritables propriétaires qui désirent assister à l'assemblée et exercer indirectement les droits de vote rattachés à leurs actions ordinaires à titre de fondé de pouvoir du porteur inscrit doivent inscrire leur nom dans l'espace en blanc prévu à cette fin sur le formulaire de procuration ou d'instructions de vote qui leur a été fourni et retourner ce formulaire à leur courtier ou autre intermédiaire (ou au mandataire du courtier ou de l'autre intermédiaire) conformément aux instructions du courtier, de l'intermédiaire ou du mandataire suffisamment longtemps avant l'assemblée.

TITRES COMPORTANT DROIT DE VOTE DE L'ÉMETTEUR ET PRINCIPAUX PORTEURS

L'émetteur est autorisé à émettre un nombre illimité d'actions ordinaires. En date de la présente circulaire de sollicitation de procurations, 20 764 554 actions ordinaires étaient en circulation. Toutes les actions ordinaires en circulation sous-jacentes aux titres IPS sont inscrites au nom de l'agent, qui les détient en fiducie pour le compte des porteurs de titres IPS.

À l'assemblée, chaque actionnaire inscrit à la fermeture des bureaux le 18 septembre 2006, date de clôture des registres fixée pour l'avis de convocation à l'assemblée (la « **date de clôture des registres** »), aura droit à une voix par action ordinaire qu'il détient à l'égard de toutes les questions soumises à l'assemblée, sauf si l'actionnaire a transféré ces actions ordinaires après la date de clôture des registres et si le cessionnaire de ces actions ordinaires établit son droit de propriété à l'égard des actions transférées et demande par écrit au secrétaire de la société, au plus tard 10 jours avant la date de l'assemblée, que son nom soit inscrit sur la liste des actionnaires ayant le droit de voter à l'assemblée, auquel cas il pourra exercer les droits de vote rattachés à ces actions ordinaires.

À la connaissance des administrateurs, à la date des présentes, aucune personne n'est véritable propriétaire d'actions ordinaires comportant au moins 10 % des droits de vote rattachés aux actions ordinaires émises et en circulation ni n'exerce un contrôle ou une emprise sur un tel pourcentage d'actions ordinaires, à l'exception de Société Sentry Select (« **Sentry Select** »), qui détenait, au total, par l'intermédiaire de comptes gérés, 2 889 400 titres IPS et actions ordinaires sous-jacentes en date du 31 juillet 2006, ce qui représente environ 13,915 % du total des titres IPS en circulation. Sentry Select, qui agit à titre de gestionnaire de placements pour le compte de ses organismes de placement collectif ou d'autres comptes gérés, n'est véritable propriétaire d'aucun titre IPS.

POINTS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

1. Élection des administrateurs

Sept administrateurs doivent être élus à l'assemblée. **Les personnes nommées dans le formulaire de procuration ci-joint, à moins d'indication contraire expresse dans le formulaire, ont l'intention de voter pour l'élection, à des postes d'administrateur, des candidats dont le nom figure ci-dessous.** Il n'est pas prévu que des candidats seront dans l'impossibilité de remplir des fonctions d'administrateur, mais si cela devait se produire pour quelque motif que ce soit avant l'assemblée, les personnes nommées dans le formulaire de procuration ci-joint se réservent le droit de voter à leur appréciation en faveur d'un autre candidat. Chaque administrateur élu occupera son poste jusqu'à la prochaine assemblée annuelle ou jusqu'à l'élection ou la nomination de son successeur. Chaque administrateur fera également partie du conseil d'administration de Student Transportation of America Holdings, Inc. (« **STA Holdings** » ou la « **société** ») et de Student Transportation of America ULC, lesquelles sont des filiales directes ou indirectes de l'émetteur. M. John Crow ne se représentera pas à l'élection des administrateurs.

Le tableau suivant indique le nom des candidats à l'élection des administrateurs ainsi que certains renseignements à leur égard. Des biographies des administrateurs, y compris un résumé de leur fonction principale et du poste occupé au cours des cinq dernières années, sont présentées dans la notice annuelle de l'émetteur datée du 26 septembre 2006 (la « **notice annuelle** »). On peut consulter la notice annuelle sous le profil de l'émetteur à l'adresse www.sedar.com. L'émetteur remettra sans frais un exemplaire de la notice annuelle à tout porteur de titres qui en fait la demande.

Nom et lieu de résidence	Fonction principale	Date d'entrée au conseil	Nombre de titres IPS assujettis à un droit de propriété ou à un contrôle [1]
Victor Wells [3] [5] [7] Ontario (Canada)	Administrateur de sociétés	Septembre 2006	0
George Rossi [3] [5] Québec (Canada)	Administrateur de sociétés	Octobre 2004	30 000
David Scopelliti [3] [5] Connecticut (États-Unis)	Directeur général, Expansion de l'entreprise et service à la clientèle, PCG Asset Management	Octobre 2004	0
Irving Gerstein [2] [3] [5] Ontario (Canada)	Administrateur de sociétés	Octobre 2004	2 000
Kenneth Needler [2] [6] Ontario (Canada)	Administrateur de sociétés	Septembre 2004	0

Nom et lieu de résidence	Fonction principale	Date d'entrée au conseil	Nombre de titres IPS assujettis à un droit de propriété ou à un contrôle [1)]
Denis Gallagher [4) 6)] New Jersey (États-Unis)	Chef de la direction de l'émetteur	Septembre 2004	0
David White [6)] Pennsylvanie (États-Unis)	Chef de l'exploitation de l'émetteur	Octobre 2004	0

Notes :

1) Les renseignements à l'égard des titres IPS dont sont véritables propriétaires, directement ou indirectement, notamment les personnes qui ont un lien avec les personnes susmentionnées ou les membres du même groupe que celles-ci, dont l'émetteur n'a pas connaissance, ont été fournis individuellement par chacun des candidats.
2) Membre du comité de la rémunération, des candidatures et de la gouvernance de STA Holdings
3) Membres du comité de vérification de l'émetteur et de STA Holdings
4) Président du conseil d'administration de l'émetteur
5) Administrateur indépendant
6) En date du 30 juin 2006, MM. Needler, Gallagher et White étaient, respectivement, véritables propriétaires de 17 317, de 279 161 et de 13 613 actions ordinaires de catégorie B émises de STA Holdings, ce qui représente, respectivement, 1,8 %, 28,5 % et 1,4 % des actions ordinaires de catégorie B en circulation de STA Holdings.
7) M. Victor A. Wells est un fiduciaire de Canada Cartage Diversified Income Fund et préside le comité de vérification. Il a été vice-président, Finances et chef des finances de Chemtrade Logistics Income Fund du premier appel public à l'épargne de celle-ci, en juillet 2001, jusqu'en 2006. De 1998 à 2001, M. Wells a été vice-président, Finances et chef des finances de Tahera Diamond Corporation, société d'extraction de diamants inscrite à la cote de la TSX. M. Wells est membre de Financial Executives International, dont il a été président et administrateur de section. Il est actuellement vice-président du Committee on Corporate Reporting et a été membre du Conseil des normes comptables de 1991 à 1995. M. Wells a obtenu le titre de comptable agréé lorsqu'il travaillait chez Ernst & Young, à Toronto, et a été élu *fellow* de l'Institute of Chartered Accountants of British Columbia en 1990 et *fellow* de l'Institut des comptables agréés de l'Ontario en 2006. Il était le chef des finances de Anvil Range Mining Corporation lorsque celle-ci a déposé une requête pour obtenir la protection de la *Loi sur les arrangements avec les créanciers des compagnies* en 1998. Après le dépôt de la requête, M. Wells a été embauché à titre de consultant pour aider le séquestre désigné de cette société.

2. Nomination des vérificateurs

Il est proposé que Ernst & Young s.r.l./S.E.N.C.R.L., comptables agréés, soient nommés vérificateurs de l'émetteur, pour qu'ils occupent ce poste jusqu'à la prochaine assemblée annuelle des actionnaires ou jusqu'à la nomination de leur successeur, et que les administrateurs soient autorisés à fixer leur rémunération.

Ernst & Young s.r.l./S.E.N.C.R.L. sont les vérificateurs de l'émetteur depuis le 9 décembre 2004. **Les personnes nommées dans le formulaire de procuration ci-joint, à moins d'indication contraire expresse dans le formulaire, voteront pour une résolution visant à nommer Ernst & Young s.r.l./S.E.N.C.R.L. à titre de vérificateurs de l'émetteur et à autoriser les administrateurs à fixer leur rémunération.**

3. États financiers

Le rapport annuel, les états financiers de l'émetteur pour l'exercice terminé le 30 juin 2006 ainsi que le rapport des vérificateurs sur ces états qui accompagnent la présente circulaire de sollicitation de procurations seront soumis à l'examen des actionnaires à l'assemblée. Aucune mesure officielle ne sera prise à l'assemblée pour approuver les états financiers. Si un actionnaire a des questions relativement aux états financiers, il pourra les soumettre à l'assemblée.

RÉMUNÉRATION DE CERTAINS MEMBRES DE LA HAUTE DIRECTION

Tableau sommaire de la rémunération

Le tableau suivant présente la rémunération versée au cours des exercices 2006, 2005 et 2004 aux personnes qui étaient, au 30 juin 2006, le chef de la direction et le chef des finances de l'émetteur ainsi qu'aux autres membres de la haute direction de l'émetteur ou de la société les mieux rémunérés (collectivement, les « **membres de la haute direction désignés** »).

		Rémunération annuelle			Rémunération à long terme
Nom et poste principal	**Exercice**	**Salaire ($ US)**	**Prime ($ US)**	**Autre rémunération annuelle ($ US)**	**Actions dont la revente est soumise à des restrictions ($ US)**
Denis Gallagher	2006	409 500	0	19 608 [2)]	658 155 [6)]
Chef de la direction	2005	390 750	175 000	19 608	–
	2004	320 833	175 000	19 608	–
Patrick Walker	2006	240 000	80 000	13 080 [3)]	34 400 [6)]
Chef des finances	2005	198 333	75 000	13 080	–
	2004	191 667	35 000	13 080	–
David White [1)]	2006	331 250	0	37 358 [4)]	12 983 [6)]
Chef de l'exploitation	2005	75 000 [1)]	0	2 250	–
	2004	– [1)]	– [1)]	– [1)]	–
Christopher Harwood	2006	165 376	50 000	13 481 [5)]	34 400 [6)]
Vice-président, Finances	2005	158 550	50 000	12 180	–
	2004	150 333	35 000	12 180	–

Notes :

1) M. White a commencé à s'acquitter de ses fonctions à titre de président et chef de l'exploitation en date du 1er juillet 2005. Son salaire pour l'exercice 2005 se rapporte à la période allant du 1er avril 2005 au 30 juin 2005, inclusivement.

2) Comprend une allocation d'automobile de 9 000 $ US et des primes d'assurance-vie de 10 608 $ US.

3) Comprend une allocation d'automobile de 7 800 $ US et des primes d'assurance-vie de 5 280 $ US.

4) Comprend des primes d'assurance-vie de 21 900 $ US et une allocation d'automobile de 9 000 $ US.

5) Comprend une allocation d'automobile de 8 201 $ US et des primes d'assurance-vie de 5 280 $ US.

6) Représente la valeur des actions émises aux termes du régime incitatif à base de titres de participation qui ont été attribuées au membre de la haute direction désigné au cours de l'exercice terminé le 30 juin 2006. Pendant cette période, 95 662, 5 000, 1 887 et 5 000 actions émises aux termes du régime incitatif à base de titres de participation ont été attribuées, respectivement, à MM. Gallagher, Walker, White et Harwood. Pour obtenir une description du régime incitatif à base de titres de participation, voir la rubrique « Rapport sur la rémunération des membres de la haute direction ».

Titres pouvant être émis en vertu de régimes de rémunération à base de titres de participation

Le tableau qui suit présente des renseignements sur le régime de rémunération à base de titres de participation de l'émetteur en date de la fin de son exercice terminé le 30 juin 2006.

Information sur les régimes de rémunération à base de titres de participation

	Nombre de titres devant être émis lors de l'exercice des options ou des bons ou droits en circulation	Prix d'exercice moyen pondéré des options, bons et droits en circulation	Nombre de titres restant à émettre en vertu de régimes de rémunération à base de titres de participation (à l'exclusion des titres indiqués dans la colonne (a))
	(a)	(b)	(c)
Régimes de rémunération à base de titres de participation approuvés par les porteurs	--	--	372 050 actions de catégorie B série 2
Régimes de rémunération à base de titres de participation non approuvés par les porteurs	s. o.	s. o.	s. o.

Contrats d'emploi

MM. Gallagher, Walker, White et Harwood ont chacun conclu avec la société un contrat d'emploi qui prévoit, entre autres choses, un salaire de base annuel, des dispositions leur permettant de recevoir des primes ainsi que certains avantages indirects. À moins d'indication contraire, chacun de ces contrats demeure en vigueur jusqu'à ce que l'une des parties y mette fin conformément à ses modalités.

Le contrat d'emploi de M. Gallagher, d'une durée de trois ans à compter de la première journée de l'exercice 2006, prévoit un salaire de base annuel de 409 500 $ US pour l'exercice 2006. M. Gallagher a proposé au comité de la rémunération, des candidatures et de la gouvernance de ne recevoir aucune augmentation de salaire pour l'exercice 2007. Le contrat d'emploi de M. Gallagher prévoit également un régime de primes annuelles lié à divers objectifs annuels de rendement. Les objectifs comportent des critères de rendement quantitatifs, notamment l'atteinte d'un bénéfice avant intérêts, impôts et amortissements et de produits bruts cibles, et de nombreux critères qualitatifs fondés sur une évaluation subjective et sont, dans chaque cas, établis chaque année par le comité de la rémunération, des candidatures et de la gouvernance. En cas de rendement exceptionnel, la prime pourrait s'établir au plus à 150 % du salaire de base, à l'appréciation des administrateurs. Aux termes de son contrat d'emploi, 95 662 actions ordinaires de catégorie B série 2 de STA Holdings ont été attribuées à M. Gallagher au cours de l'exercice 2006, 153 717 actions lui ont été attribuées à ce jour au cours de l'exercice 2007, et d'autres attributions sont prévues au cours des exercices 2008 et 2009. Le contrat de M. Gallagher prévoit qu'il a le droit de recevoir une indemnité de départ payable au cours d'une période de 36 mois et correspondant au triple de son salaire de base annuel en vigueur au moment en cause et au triple du montant équivalant à la moyenne des primes annuelles reçues au cours des trois années précédant l'année de la cessation de son emploi, s'il est mis fin à celui-ci (i) par la société sans « motif valable », au sens attribué à *Cause* dans le contrat d'emploi, (ii) à la date d'expiration du contrat en raison du défaut de la société de le renouveler ou (iii) par M. Gallagher pour une « raison valable », au sens attribué à *Good Reason* dans le contrat d'emploi. S'il est mis fin à l'emploi de M. Gallagher dans les 24 mois suivant la « vente de la société », au sens attribué à *Sale of the Company* dans le contrat d'emploi, le contrat prévoit que l'indemnité de départ doit consister en un paiement forfaitaire plutôt qu'en plusieurs versements. M. Gallagher est lié par des clauses de non-concurrence et de non-sollicitation en faveur de la société, qui s'appliquent pendant les trois années suivant la fin de son emploi, pour quelque raison que ce soit, et qui prévoit la cessation et le recouvrement de l'indemnité de départ, des actions incitatives attribuées et de toute autre valeur nette réelle reçue aux termes du contrat d'emploi en cas de violation intentionnelle de ces clauses.

Le contrat d'emploi de M. Walker prévoit un salaire de base annuel de 285 000 $ US à compter du 1er septembre 2006 ainsi que des primes liées au rendement de la société et à l'atteinte d'objectifs personnels qui pourraient s'établir à au plus 40 % de son salaire de base. Le contrat d'emploi de M. Walker prévoit qu'il aura le droit de recevoir un montant correspondant à 12 mois de salaire si la société met fin à son emploi sans motif valable ou dans les cas suivants : (i) un « changement de contrôle » de la société, au sens attribué à *Change in Control* dans le contrat d'emploi, (ii) la liquidation de la société ou son regroupement ou sa fusion avec une autre entité ou (iii) la vente de la totalité ou de la quasi-totalité des actifs de la société.

Le contrat d'emploi de M. White prévoit un salaire de base annuel de 340 000 $ US à compter du 1er septembre 2006 ainsi que des primes annuelles liées à des critères de rendement, fondés sur des modalités devant être établies chaque année par le chef de la direction, en collaboration avec le comité de la rémunération, des candidatures et de la gouvernance, qui pourraient s'établir à au plus 50 % de son salaire de base. Le contrat d'emploi de M. White prévoit qu'il aura le droit de recevoir un montant égal à son salaire de base et à la moyenne des primes annuelles reçues au cours des trois années précédentes s'il est mis fin à son emploi (i) par la société sans « motif valable », au sens attribué à *Cause* dans le contrat d'emploi, (ii) après un « changement de contrôle » de la société, au sens attribué à *Change in Control* dans le contrat d'emploi ou (iii) par suite du décès ou en cas d'invalidité de M. White; toutefois, s'il est mis fin à son emploi dans les 120 jours suivant un « changement de contrôle », il recevra plutôt un paiement forfaitaire correspondant au triple de son salaire de base et à la moyenne de ses trois dernières primes annuelles. En outre, M. White est lié par des clauses de non-concurrence, de non-sollicitation et de non-dénigrement pendant l'année suivant la cessation de son emploi pour quelque raison que ce soit.

Le contrat intervenu entre M. Harwood et l'émetteur prévoit un salaire de base annuel de 224 540 $ CA à compter du 1er septembre 2006 ainsi qu'une prime discrétionnaire.

COMPOSITION DU COMITÉ DE LA RÉMUNÉRATION, DES CANDIDATURES ET DE LA GOUVERNANCE

Au cours de l'exercice terminé le 30 juin 2006, le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings était composé d'administrateurs de l'émetteur, à savoir M. Crow (président du comité), M. Needler, qui a été nommé à ce poste le 8 décembre 2005, ainsi que de MM. Robert Reilly et Charles Grace, tous deux membres du conseil de STA Holdings. M. Needler a démissionné de son poste de chef de l'exploitation de STA Holdings le 30 juin 2005. Le 21 septembre 2006, M. Gerstein a remplacé M. Crow au poste de président du comité.

RAPPORT SUR LA RÉMUNÉRATION DES MEMBRES DE LA HAUTE DIRECTION

Politique de rémunération

Les objectifs de l'émetteur et de STA Holdings en ce qui a trait à la rémunération des membres de la haute direction sont d'offrir les niveaux de rémunération qui leur permettent de recruter et de maintenir en poste des membres de la haute direction très compétents ainsi que de motiver les membres de la haute direction clés à servir les intérêts de l'émetteur et de la société. Deux composantes principales de la rémunération globale versée à la haute direction visent à atteindre ces objectifs : a) une rémunération annuelle qui comprend un salaire et une prime de rendement et b) une rémunération à long terme fondée sur le régime incitatif à base de titres de participation, dont il est question ci-dessous. Les programmes de primes de la société visent à aider à recruter du personnel clé, à le maintenir en poste et à le motiver en établissant un lien direct entre une partie importante de sa rémunération incitative et l'atteinte d'objectifs personnels clés ainsi que d'objectifs stratégiques, financiers et opérationnels qui sont essentiels au maintien de la croissance et de la rentabilité de la société. Ces programmes ont pour but de permettre à l'émetteur de dépasser ses objectifs en matière de distributions par titre IPS.

La rémunération globale du chef de la direction et du chef des finances a été établie en fonction des facteurs et des critères suivants : a) la comparaison avec la rémunération versée aux membres de la haute direction d'émetteurs

similaires; b) le rendement de l'émetteur et de la société et c) le rendement et l'apport du chef de la direction, du chef des finances et des autres membres de la direction de la société.

Certains membres de la haute direction et du personnel de gestion de la société ont reçu des primes pendant l'exercice 2006. Le montant des primes versées a été établi compte tenu des éléments suivants : le rendement de chaque membre de la direction et son apport au succès de la partie de l'entreprise de la société qui est de son ressort ainsi qu'au rendement global de la société. Dans certains cas, les contrats d'emploi avec les membres de la haute direction et du personnel de gestion prévoyaient le versement d'une prime. Le versement de primes permet à l'émetteur et à la société d'offrir aux membres du personnel clés des incitatifs liés aux objectifs de la société ainsi que de souligner les réalisations individuelles.

Le 10 novembre 2005, le conseil d'administration de STA Holdings a adopté un régime incitatif à base de titres de participation (le « **régime incitatif à base de titres de participation** »), qui vise à faire ce qui suit : a) faire correspondre les intérêts de certains employés et membres de la direction de STA Holdings et des membres du même groupe que celle-ci avec ceux des porteurs de titres IPS, b) maximiser la rentabilité et la croissance de STA Holdings et des membres du même groupe que celle-ci au moyen de mesures incitatives qui sont compatibles avec les objectifs de la société, c) inciter les participants à fournir un excellent rendement individuel et d) promouvoir le travail d'équipe au sein des employés, des membres de la direction et des consultants de la société. Les actionnaires ont approuvé le régime incitatif à base de titres de participation à l'assemblée annuelle et extraordinaire de l'émetteur tenue le 8 décembre 2005.

Aux termes du régime incitatif à base de titres de participation, le conseil d'administration de STA Holdings peut à tout moment et à l'occasion attribuer à des employés des actions ordinaires de catégorie B série 2 de STA Holdings (les « **actions RITP** »), selon la recommandation faite par le chef de la direction de la société et l'approbation donnée par le comité de la rémunération, des candidatures et de la gouvernance. Les actions RITP ainsi attribuées peuvent être perdues et sont incessibles si le participant ne satisfait pas à certaines conditions prévues dans la convention d'attribution applicable (y compris en matière de non-concurrence).

Le régime incitatif à base de titres de participation prévoit également que des titres de STA Holdings autres que des actions RITP peuvent être émis aux participants, notamment des options, des droits à la plus-value d'actions, des droits à la valeur d'actions liés au rendement, des actions attribuées en fonction du rendement, des actions à dividende différé, des équivalents de dividendes et d'autres attributions à base d'actions (qui, avec les actions RITP, sont collectivement désignés les « **récompenses** »).

Le régime incitatif à base de titres de participation prévoit qu'un nombre maximal de 717 747 actions ordinaires (représentant 3,2 % des actions ordinaires actuellement émises de STA Holdings) peuvent être réservées aux fins d'émission pour les besoins de l'attribution de récompenses, notamment l'attribution d'actions RITP; toutefois, si des actions visées par une récompense attribuée aux termes du régime incitatif à base de titres de participation sont perdues ou que la récompense est autrement annulée sans qu'il n'y ait eu remise des actions sous-jacentes, les actions visées par cette récompense, dans la mesure de cette perte ou de cette annulation, peuvent être réservées aux fins des attributions futures aux termes du régime incitatif à base de titres de participation. Le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings a approuvé à ce jour des attributions totalisant 423 622 actions RITP à un groupe de 18 participants. Relativement à ces attributions d'actions, 77 925 actions au total ont été retenues, au gré des participants, aux fins du règlement des retenues d'impôt sur ces attributions. Par conséquent, 345 697 de ces actions étaient en circulation au 31 août 2006 (ce qui représente 1,6 % des actions ordinaires émises de STA Holdings). D'autres attributions totalisant 289 140 actions RITP (représentant 1,3 % des actions ordinaires émises de STA Holdings) devraient être effectuées au cours des exercices 2008 et 2009.

Pendant l'exercice 2006, les services de deux consultants externes spécialisés en rémunération ont été retenus pour qu'ils aident le comité de la rémunération, des candidatures et de la gouvernance à mettre en œuvre les mesures nécessaires à l'établissement de certains éléments de la rémunération des membres de la direction de la société. Ces deux consultants étaient Watson Wyatt & Company et Sonnenschein Nath & Rosenthal LLP (les « **consultants** »). Le mandat de ces consultants consistait à faire ce qui suit : (i) évaluer le régime incitatif à long-terme (le « **RILT** »)

proposé dans le cadre du premier appel public à l'épargne visant le placement de titres IPS de l'émetteur afin de déterminer si ses caractéristiques permettaient d'harmoniser suffisamment les intérêts des membres de la direction et des employés clés avec ceux de l'émetteur et de ses actionnaires et d'aider de façon adéquate à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis et à les maintenir en poste; (ii) examiner et évaluer la rémunération globale du chef de la direction de l'émetteur comparativement à la rémunération globale des membres de la haute direction de sociétés ou de fiducie similaires et (iii) si le RILT proposé dont il est question au point (i) ou la rémunération globale dont il est question au point (ii) se révélaient inadéquats, faire des recommandations en vue de leur reformulation.

Dans le cadre de l'examen et de l'évaluation de la rémunération globale du chef de la direction de l'émetteur, les consultants ont examiné de nombreuses sociétés et fiducies de revenu comparables, notamment dans le secteur des transports, afin de fournir au comité une estimation du niveau de salaire et de rémunération incitative à court terme qui serait approprié pour le chef de la direction. Les consultants ont également donné des avis au comité quant aux tendances récentes en ce qui concerne les modalités des contrats d'emploi, notamment les protections et les recours accrus en faveur de l'employeur, et bon nombre de ces modalités ont été incluses dans le contrat du chef de la direction. Le contrat d'emploi conclu avec le chef de la direction prévoit, entre autres, un régime de primes annuelles lié à divers objectifs annuels de rendement. Les objectifs comportent des critères de rendement quantitatifs, notamment l'atteinte d'un bénéfice avant intérêts, impôts et amortissements et de produits bruts cibles, et de nombreux critères qualitatifs fondés sur une évaluation subjective et sont, dans chaque cas, établis chaque année par le comité de la rémunération, des candidatures et de la gouvernance. En cas de rendement exceptionnel, la prime pourrait atteindre 150 % du salaire de base, à l'appréciation des administrateurs.

Les consultants ont également analysé la forme des programmes incitatifs à long terme de diverses entités comparables et ont fait des recommandations au comité en ce qui concerne la composante à long terme de la rémunération incitative du chef de la direction et des autres membres de la haute direction. En collaboration avec les consultants, le comité a négocié un nouveau contrat avec le chef de la direction, et ce contrat a été conclu le 1er novembre 2005. Voir la rubrique « Rémunération de certains membres de la haute direction – Contrats d'emploi ». Les consultants ont en outre conclu que le RILT proposé ne constituait pas une mesure incitative adéquate pour les membres de la haute direction de la société pour plusieurs raisons. Entre autres, il ne favorisait pas la participation financière des membres de la direction et des employés clés dans la société, n'aidait pas de façon satisfaisante la société à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis ni à les maintenir en poste pendant un certain nombre d'années et ne faisait pas correspondre les intérêts des membres de la direction et des employés clés de la société avec ceux de l'émetteur aussi efficacement que l'aurait fait un régime à base de titres de participation. En outre, le RILT proposé comportait diverses mesures inefficientes sur le plan fiscal du fait que bon nombre des membres de la haute direction de la société étaient des résidents des États-Unis. Compte tenu des recommandations des consultants à cet égard, le comité et le conseil ont conçu, élaboré et adopté le régime incitatif à base de titres de participation.

Le présent rapport est présenté par MM. John Crow (président du comité pour l'exercice 2006), Kenneth Needler, Robert Reilly et Charles Grace.

Prêts aux administrateurs et aux membres de la direction

Pour l'exercice terminé le 30 juin 2006, aucun prêt n'avait été consenti aux membres de la direction ou aux administrateurs actuels ou anciens de l'émetteur par l'émetteur ou ses filiales aux fins de l'achat de titres de l'émetteur ou de ses filiales ou à d'autres fins.

REPRÉSENTATION GRAPHIQUE DE LA PERFORMANCE

Le graphique suivant compare le rendement total cumulatif, pour les porteurs de titres IPS, d'une somme de 100 $ investie dans les titres IPS de l'émetteur (à supposer que les distributions aient été réinvesties) et le rendement total cumulatif de l'indice composé S&P/TSX pour la période allant du 21 décembre 2004 au 30 juin 2005, ainsi que pour la période allant du 1er juillet 2005 au 30 juin 2006.



140 $
130 $
120 $
110 $
100 $
90 $
80 $
21 décembre 2004
30 juin 2005
30 juin 2006
Student Transportation of America Ltd.
Indice de rendement global composé S&P/TSX

COMITÉ DE VÉRIFICATION ET HONORAIRES DES VÉRIFICATEURS

Les renseignements concernant le comité de vérification de l'émetteur ainsi que les honoraires payables aux vérificateurs de l'émetteur sont présentés dans la notice annuelle de l'émetteur, que l'on peut consulter sous le profil de l'émetteur à l'adresse www.sedar.com, et ils sont intégrés par renvoi dans les présentes.

INTÉRÊT DE PERSONNES INFORMÉES DANS DES OPÉRATIONS IMPORTANTES

La société a recours aux services de Coast Cities Truck Sales, Inc. (« **Coast Cities** »), concessionnaire de matériel de transport, afin, principalement, qu'elle l'aide avec l'achat et la vente de véhicules, sous l'autorité du président et chef de l'exploitation de la société. De plus, la société a recours aux services-conseils de Coast Cities pour les besoins de l'évaluation de flottes de véhicules dans le cadre de ses activités d'acquisition. Ces services d'évaluation sont fournis gratuitement. Coast Cities est une société contrôlée par un membre de la famille de M. Denis Gallagher, président du conseil et chef de la direction de la société. Les services d'achat et de vente sont fournis aux termes d'une entente non contractuelle en contrepartie d'une commission correspondant à 1 % de la valeur du prix d'achat et de vente des véhicules de la société. La société estime que cette commission est comparable à celle qui serait exigée dans le cadre d'une entente sans lien de dépendance de même nature. La société a versé à Coast Cities des montants totalisant 300 000 $ US pour l'exercice terminé le 30 juin 2006 et 21 000 $ US pour la période de 192 jours terminée le 30 juin 2005.

La société a recours aux services de Reilly Partners Inc. (« **Reilly Partners** »), agence de recrutement de cadres, afin qu'elle l'aide à recruter du personnel de gestion de choix. M. Robert Reilly, président du conseil et associé fondateur de Reilly Partners, est administrateur de STA Holdings, la société d'exploitation aux États-Unis. Au cours de l'exercice 2006, la société a versé 100 000 $ US à Reilly Partners en contrepartie de services de recrutement de cadres.

RÉMUNÉRATION DES ADMINISTRATEURS

Chaque administrateur non-membre de la direction de l'émetteur et de STA Holdings reçoit une rémunération de 20 000 $ US par année et des jetons de présence de 1 500 $ US par réunion du conseil ou d'un comité à laquelle il assiste ou de 500 $ US par réunion à laquelle il participe par téléphone. L'administrateur principal reçoit une rémunération additionnelle de 10 000 $ US par année pour s'acquitter de ses fonctions à ce titre et pour assumer la présidence d'un comité, et le président du comité de vérification reçoit une rémunération additionnelle de 5 000 $ US par année. Les administrateurs sont également remboursés des menues dépenses qu'ils engagent pour assister aux réunions du conseil et des comités. Ils participent également au régime d'assurance dont il est question ci-dessous.

ASSURANCE COUVRANT LES ADMINISTRATEURS ET LES MEMBRES DE LA DIRECTION

L'émetteur a souscrit une police d'assurance couvrant ses administrateurs et les membres de sa direction ainsi que les administrateurs et les membres de la direction de ses filiales. La limite de garantie globale initiale applicable aux administrateurs et aux membres de la direction assurés aux termes de la police est de 20 millions de dollars américains. Aux termes de cette police, chaque entité a droit à un remboursement, dans la mesure où elle a indemnisé les administrateurs et les membres de la direction. La police contient une clause de couverture des réclamations en matière de valeurs mobilières couvrant toute obligation légale de verser des dommages-intérêts relativement à toute réclamation en matière de valeurs mobilières à l'encontre de l'émetteur et de ses filiales. La limite de garantie globale est répartie entre l'émetteur et ses filiales ainsi que leurs administrateurs et membres de la direction respectifs, de façon à ce qu'elle ne s'applique pas exclusivement à l'une ou l'autre des entités ou à leurs administrateurs ou membres de la direction respectifs. La prime annuelle actuelle aux termes de cette police s'établit à 267 000 $ US.

* * * * *

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE

Le conseil d'administration de l'émetteur est d'avis que l'application de saines pratiques de gouvernance est dans l'intérêt des actionnaires et contribue à la prise de décisions prudentes et efficaces. C'est pourquoi les administrateurs de l'émetteur sont déterminés à appliquer des principes de gouvernance exhaustifs et efficaces. La Commission des valeurs mobilières de l'Ontario (la « **CVMO** ») a adopté diverses lignes directrices qui exigent que les sociétés cotées en bourse présentent chaque année un énoncé de leurs pratiques en matière de gouvernance en se référant à ces lignes directrices. Les conseils de l'émetteur et de STA Holdings suivent de près l'évolution des pratiques exemplaires de gouvernance et évaluent actuellement les pratiques de la société en la matière en se référant aux nouvelles lignes directrices. Chaque conseil a pour objectif de satisfaire à toutes les lignes directrices en matière de gouvernance et, au besoin, d'appliquer des normes encore plus rigoureuses.

1. Conseil d'administration

a) Les membres indépendants du conseil d'administration de l'émetteur sont MM. George Rossi, David Scopelliti, John Crow, Victor Wells et Irving Gerstein. M. Crow ne se représentera pas à l'élection des administrateurs à l'assemblée. M. Victor Wells a été nommé au conseil d'administration en date du 21 septembre 2006.

b) Les administrateurs non indépendants sont M. Denis Gallagher, chef de la direction de l'émetteur, M. David White, chef de l'exploitation de l'émetteur, et M. Kenneth Needler, ancien chef de l'exploitation de l'émetteur ayant pris sa retraite le 30 juin 2005.

c) Cinq des huit membres du conseil d'administration de l'émetteur sont indépendants, et deux administrateurs (MM. Denis Gallagher et David White) sont des membres de la direction actuels de la société, alors que M. Ken Needler est un ancien membre de la direction de la société.

d) Les administrateurs indépendants (MM. John Crow, George Rossi, David Scopelliti, Victor Wells et Irving Gerstein) siègent également au conseil de plusieurs autres sociétés. M. John Crow est administrateur de la Société aurifère Barrick, de Corporation Rockwater Capital, de Fonds de revenu OFI, de High Income Principal and Yield Corporation, de High Income Preferred Shares Corporation, de Coastal Income Corporation, de Banque Canadian Tire et de Lawrence Enterprise Fund. M. George Rossi siège au conseil de plusieurs sociétés ouvertes ou fermées dont Spectra Premium, Dolan Media, OFI et Radio Nord Communications, et fait partie du comité d'évaluation des investissements d'Investissements Desjardins. M. David Scopelliti est actuellement vice-président du conseil de l'Institutional Limited Partners Association et était antérieurement membre du conseil d'administration de Mallon Global Security Fund, de Security Alarm Financing Enterprises et de Marlin Financial Corp. M. Irving Gerstein, pour sa part, est également administrateur de Medical Facilities Corporation, de Atlantic Power Corporation et de Economic Investment Trust Limited et a déjà été administrateur d'autres sociétés émettrices ouvertes, dont CTV Inc., Le Groupe Traders Limitée, Guaranty Trust Company of Canada, La Confédération, Compagnie d'Assurance-Vie et Scott's Hospitality Inc., ainsi que membre de la direction et administrateur des Bijoutiers Diamantaires Peoples Limitée. M. Victor Wells est également administrateur et président du comité de vérification de Canada Cartage Diversified Income Fund.

e) Les administrateurs indépendants tiennent des réunions périodiques auxquelles n'assistent pas les membres de la direction. Depuis le 1er juillet 2005, les administrateurs indépendants ont tenu sept réunions de ce type.

f) Le président du conseil d'administration, M. Denis Gallagher, est chef de la direction de l'émetteur. Le 21 septembre 2006, M. Irving Gerstein a remplacé M. John Crow à titre d'administrateur principal indépendant. Il est notamment chargé d'examiner et de commenter

l'ordre du jour des réunions du conseil d'administration, d'assurer la liaison entre les administrateurs indépendants et la direction et de diriger les séances indépendantes des administrateurs indépendants.

g) Le tableau suivant présente le nombre de réunions du conseil qui ont été tenues ainsi que le nombre de réunions auxquelles ont assisté les administrateurs au cours de l'exercice terminé le 30 juin 2006.

Présence des administrateurs

Administrateur	*Nombre de réunions du conseil auxquelles l'administrateur a assisté en personne ou participé par téléphone*
John Crow	9 sur 9
George Rossi	9 sur 9
David Scopelliti	8 sur 9
Irving Gerstein	8 sur 9
Kenneth Needler	8 sur 9
Denis Gallagher	9 sur 9
David White	9 sur 9

2. Mandat du conseil

Le mandat du conseil d'administration figure à l'annexe A de la présente circulaire.

3. Descriptions de poste

Les descriptions de poste pour les postes d'administrateur principal indépendant (l'« **administrateur principal** ») du conseil, de président du comité de vérification et de président du conseil et chef de la direction de l'émetteur figurent aux points 3, 4 et 5 du mandat du conseil de l'émetteur, qui figure à l'annexe A de la présente circulaire, et sont présentées ci dessous.

a) Responsabilités de l'administrateur principal indépendant

(i) assister aux réunions du conseil d'administration de l'émetteur et aux assemblées de ses porteurs de titres, et superviser le contenu et le déroulement de ces réunions et assemblées;

(ii) s'abstenir d'assurer des fonctions liées à l'élaboration de politiques, si ce n'est dans le cadre de ses fonctions d'administrateur de l'émetteur à titre d'administrateur principal; il n'a pas le droit de lier l'émetteur;

(iii) formuler des propositions en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités, et, après examen des projets d'ordre du jour des réunions du conseil que le chef de la direction a préparés, communiquer avec ce dernier pour lui faire part de ses observations en vue d'en établir la version définitive, pour distribution;

(iv) s'assurer que, une fois approuvés, les procès-verbaux de l'ensemble des réunions du conseil et des comités sont transmis à tous les membres du conseil;

(v) s'assurer que les membres du conseil d'administration comprennent les limites entre les responsabilités du conseil et celles de la direction;

(vi) s'assurer que le conseil d'administration s'acquitte de ses responsabilités efficacement; à cette fin, assurer notamment la liaison entre les administrateurs indépendants et la direction et diriger des sessions indépendantes d'administrateurs indépendants régulièrement hors de la présence de la direction.

b) Responsabilités du président du comité de vérification

(i) assurer la liaison entre le comité de vérification et le conseil d'administration de l'émetteur;

(ii) assurer la liaison entre le comité de vérification et les membres de la haute direction de l'émetteur;

(iii) assurer la liaison entre le comité de vérification et les vérificateurs internes et externes de l'émetteur;

(iv) faire rapport au conseil d'administration sur les activités du comité de vérification;

(v) recommander des pratiques pour accroître l'efficacité du comité de vérification;

(vi) présider les réunions du comité de vérification.

c) Responsabilités du président du conseil et chef de la direction

(i) assister aux réunions du conseil d'administration de l'émetteur et aux assemblées de ses porteurs de titres (à l'exception de l'assemblée annuelle des porteurs de titres) et en assurer la présidence;

(ii) donner des instructions initiales en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités et, après avoir préparé les projets d'ordre du jour des réunions du conseil, communiquer avec l'administrateur principal pour obtenir ses observations en vue d'en établir la version définitive, pour distribution;

(iii) gérer et superviser les affaires de l'émetteur, et établir et coordonner le processus de planification stratégique pour l'émetteur et recommander au conseil d'administration des objectifs relativement à l'entreprise de l'émetteur et, lorsqu'ils sont approuvés par le conseil d'administration, mettre en œuvre les plans stratégiques, opérationnels et de profit connexes.

(iv) faire rapport au conseil d'administration et à tous ses comités officiellement constitués sur les questions qui sont de leur ressort, et se réunir avec eux périodiquement et au besoin afin d'examiner ces questions, et procurer au conseil d'administration ou au comité concerné l'information et l'accès à la direction dont il a besoin pour s'acquitter rapidement de toutes ses obligations, notamment celles prévues par la loi;

(v) participer à l'élaboration des politiques du conseil d'administration relativement à l'information de l'émetteur qui est communiquée au public;

(vi) élaborer des plans de perfectionnement et de relève de la direction pour tous les postes clés, obtenir l'approbation du conseil d'administration à cet égard, puis mettre ces plans en œuvre;

(vii) examiner, en collaboration avec le chef des finances, l'information financière et les autres informations de STA Holdings communiquées au public, s'assurer que les méthodes appropriées ont été suivies pour établir ces informations et fournir les attestations requises par les lois sur les valeurs mobilières applicables à l'égard de ces informations;

(viii) s'acquitter de toute autre responsabilité appropriée que lui délègue le conseil d'administration.

4. Orientation et formation continue

La direction, en collaboration avec le conseil d'administration, a entamé un processus devant permettre aux nouveaux administrateurs de se familiariser avec l'émetteur et son entreprise. Tous les nouveaux administrateurs participent à un programme d'orientation actif peu après la date de leur entrée en fonction au conseil d'administration et reçoivent un ensemble de documents les informant du rôle du conseil, de ses comités et de leurs membres. Jusqu'à présent, la majorité des administrateurs indépendants de l'émetteur ont visité les installations d'exploitation de transport scolaire de la société en vue de comprendre les questions relatives aux activités, à l'entretien et au personnel qui constituent des facteurs clés au succès de la société. La majorité des administrateurs se sont également rendus au siège social de l'émetteur à Wall, au New Jersey, pour y participer à des réunions, rencontrer le personnel et visiter les installations. Outre l'orientation opérationnelle, la direction organise des présentations périodiques à l'intention des membres du conseil d'administration afin de s'assurer qu'ils connaissent les principales tendances commerciales, pratiques sectorielles et activités de la concurrence, au besoin. En outre, le comité de la rémunération, des candidatures et de la gouvernance de STA Holdings a évalué les besoins en matière de programmes de formation continue pour le conseil et a mis en œuvre un système destiné à fournir régulièrement à celui-ci des publications et des renseignements appropriés utiles à leur formation.

5. Éthique commerciale

Le 21 septembre 2006, le conseil a adopté une version modifiée du code de conduite et d'éthique écrit à l'intention de l'émetteur (le « **code** »); ce code renferme des normes écrites qui sont conçues pour promouvoir l'intégrité et prévenir les écarts de conduite. Le code traite des questions suivantes :

a) les conflits d'intérêts, notamment les opérations et les conventions dans lesquelles un administrateur ou un membre de la haute direction a un intérêt important;

b) la protection et la bonne utilisation des actifs et des occasions de la société;

c) la confidentialité de l'information sur la société;

d) le traitement équitable des porteurs de titres, des clients, des fournisseurs, des concurrents et des employés de l'émetteur;

e) le respect des lois et des règlements;

f) la dénonciation de tout comportement illégal ou contraire à l'éthique.

Afin d'assurer l'indépendance du jugement des administrateurs de l'émetteur lorsqu'ils examinent des opérations, des conventions ou des décisions à l'égard desquelles un administrateur ou un membre de la haute direction a déclaré avoir un intérêt personnel important (conformément aux exigences applicables du droit des sociétés), le conseil d'administration applique une pratique selon laquelle le membre du conseil visé doit être absent au moment où le conseil discute de l'opération, de la convention ou de la décision en cause et ne peut voter sur la question.

Le conseil est chargé de veiller au respect du code ainsi que de la politique de dénonciation du comité de vérification de l'émetteur. Toute personne peut, sous le couvert de l'anonymat, si tel est son souhait, transmettre ses

plaintes ou faire part de ses inquiétudes relativement à des manquements à ces deux politiques en communiquant avec National Hotline Services (« **NHS** »). L'émetteur a retenu les services de NHS afin de fournir un numéro sans frais au moyen duquel peuvent être communiquées les plaintes ou les inquiétudes. Le numéro sans frais figure dans les politiques, ainsi qu'elles sont affichées sur les sites Web de l'émetteur. NHS transmet rapidement toutes les inquiétudes qui lui sont communiquées au président du comité de vérification ou du comité de la rémunération, des candidatures ou de la gouvernance, selon le cas.

Aux termes du code, toute dispense de l'application des exigences prévues par le code au profit des administrateurs ou des membres de la haute direction de l'émetteur ne peut être accordée que par le conseil d'administration (ou un comité du conseil d'administration, ou toute autre personne désignée, à qui ce pouvoir a été délégué) et sera rapidement communiquée, ainsi que l'exige la législation ou la réglementation.

Le code figure sur le site Web de l'émetteur à l'intention des investisseurs, à l'adresse www.sta-ips.com, ainsi que sur son site Web principal, à l'adresse www.ridesta.com.

6. Sélection des candidats au conseil d'administration

Le conseil de STA Holdings a mis sur pied un comité de la rémunération, des candidatures et de la gouvernance, qui est composé actuellement de quatre administrateurs indépendants et d'un administrateur non indépendant, M. Needler. La majorité des membres du comité sont indépendants. Le conseil est d'avis que le comité de la rémunération, des candidatures et de la gouvernance peut agir de manière indépendante, même si M. Needler est un ancien membre de la direction de STA Holdings. Tout particulièrement, la majorité des membres de ce comité sont des administrateurs indépendants et M. Needler n'est plus membre de la direction depuis le 30 juin 2005. Il a été déterminé que l'expérience sectorielle de M. Needler serait un atout appréciable pour ce comité.

Les règles du comité de la rémunération, des candidatures et de la gouvernance établit clairement l'objet du comité, ses responsabilités, les compétences de ses membres, le processus de nomination et de renvoi de ses membres, sa structure et ses activités (y compris le pouvoir de délégation aux membres et aux sous-comités) ainsi que la façon de faire rapport au conseil. En outre, le comité a le pouvoir d'embaucher et de rémunérer tout conseiller externe qu'il juge nécessaire pour lui permettre de s'acquitter de ses obligations, sous réserve de l'approbation des administrateurs indépendants.

Le comité de la rémunération, des candidatures et de la gouvernance est chargé de trouver des personnes qui possèdent les compétences requises pour devenir membres du conseil et de recommander au conseil les nouveaux candidats aux postes d'administrateur pour la prochaine assemblée annuelle des actionnaires. Lorsqu'il formule ses recommandations, le comité de la rémunération, des candidatures et de la gouvernance tient compte de ce qui suit :

a) les compétences et les aptitudes que le conseil considère nécessaires pour le conseil, dans son ensemble, de posséder;

b) les compétences et les aptitudes que le conseil estime que chacun des administrateurs actuels possède;

c) les compétences et les aptitudes que chaque nouveau candidat apportera au conseil.

7. Rémunération

Le comité de la rémunération, des candidatures et de la gouvernance est également responsable de ce qui suit :

a) examiner et approuver les objectifs de la société pertinents pour la rémunération du chef de la direction, évaluer le rendement de celui-ci compte tenu de ces objectifs et faire des recommandations au conseil à l'égard du niveau de rémunération du chef de la direction en fonction de cette évaluation;

b) faire des recommandations au conseil à l'égard de la rémunération des membres de la direction autres que le chef de la direction et des administrateurs, ainsi qu'à l'égard des régimes de rémunération incitative et des régimes de rémunération à base de titres de participation;

c) examiner l'information sur la rémunération des membres de la haute direction avant sa publication par l'émetteur.

Pendant l'exercice 2006, les services de deux consultants externes spécialisés en rémunération ont été retenus pour qu'ils aident le comité de la rémunération, des candidatures et de la gouvernance à mettre en œuvre les mesures nécessaires à l'établissement de certains éléments de la rémunération des membres de la direction de la société. Ces deux consultants étaient Watson Wyatt & Company et Sonnenschein Nath & Rosenthal LLP (les « **consultants** »). Le mandat de ces consultants consistait à faire ce qui suit : (i) évaluer le régime incitatif à long-terme (le « **RILT** »)proposé dans le cadre du premier appel public à l'épargne visant le placement de titres IPS de l'émetteur afin de déterminer si ses caractéristiques permettaient d'harmoniser suffisamment les intérêts des membres de la direction et des employés clés avec ceux de l'émetteur et de ses actionnaires et d'aider de façon adéquate à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis et à les maintenir en poste; (ii) examiner et évaluer la rémunération globale du chef de la direction de l'émetteur comparativement à la rémunération globale des membres de la haute direction de sociétés ou de fiducie similaires et (iii) si le RILT proposé dont il est question au point (i) ou la rémunération globale dont il est question au point (ii) se révélaient inadéquats, faire des recommandations en vue de leur reformulation.

Dans le cadre de l'examen et de l'évaluation de la rémunération globale du chef de la direction de l'émetteur, les consultants ont examiné de nombreuses sociétés et fiducies de revenu comparables, notamment dans le secteur des transports, afin de fournir au comité une estimation du niveau de salaire et de rémunération incitative à court terme qui serait approprié pour le chef de la direction. Les consultants ont également donné des avis au comité quant aux tendances récentes en ce qui concerne les modalités des contrats d'emploi, notamment les protections et les recours accrus en faveur de l'employeur, et bon nombre de ces modalités ont été incluses dans le contrat du chef de la direction. Les consultants ont également analysé la forme des programmes incitatifs à long terme de diverses entités comparables et ont fait des recommandations au comité en ce qui concerne la composante à long terme de la rémunération incitative du chef de la direction et des autres membres de la haute direction. En collaboration avec les consultants, le comité a négocié un nouveau contrat avec le chef de la direction, et ce contrat a été conclu le 1er novembre 2005. Voir la rubrique « Rémunération de certains membres de la haute direction – Contrats d'emploi ». Les consultants ont en outre conclu que le RILT proposé ne constituait pas une mesure incitative adéquate pour les membres de la haute direction de la société pour plusieurs raisons. Entre autres, il ne favorisait pas la participation financière des membres de la direction et des employés clés dans la société, n'aidait pas de façon satisfaisante la société à recruter des hauts dirigeants compétents au sein du bassin pertinent de hauts dirigeants des États-Unis ni à les maintenir en poste pendant un certain nombre d'années et ne faisait pas correspondre les intérêts des membres de la direction et des employés clés de la société avec ceux de l'émetteur aussi efficacement que l'aurait fait un régime à base de titres de participation. En outre, le RILT proposé comportait diverses mesures inefficientes sur le plan fiscal du fait que bon nombre des membres de la haute direction de la société étaient des résidents des États-Unis. Compte tenu des recommandations des consultants à cet égard, le comité et le conseil ont conçu, élaboré et adopté le régime incitatif à base de titres de participation.

8. Autres comités du conseil

Outre le comité de vérification et le comité de la rémunération, des candidatures et de la gouvernance, l'émetteur et STA Holdings n'ont aucun autre comité.

9. Évaluation

Le comité de la rémunération, des candidatures et de la gouvernance est chargé d'évaluer régulièrement l'efficacité du conseil d'administration dans son ensemble et de ses comités ainsi que l'apport de chaque administrateur. Au cours de l'exercice 2006, le comité de la rémunération, des candidatures et de la gouvernance a décidé d'effectuer

une évaluation de l'efficacité du conseil dans son ensemble, ainsi qu'une évaluation par les pairs de l'apport de chacun des membres du conseil et du président. Vers la fin de l'exercice, les formulaires d'évaluation ont été rédigés, distribués et remplis par tous les membres. L'administrateur principal indépendant a compilé et analysé les résultats de l'évaluation de l'efficacité du conseil dans son ensemble et en a fait part au conseil. La compilation et l'analyse des résultats des évaluations de l'apport des membres du conseil ont été confiées à une société indépendante, qui a ensuite remis tous les résultats au président du conseil, à l'exception des résultats de son évaluation. Le président du conseil est à rencontrer chacun des membres afin de discuter des résultats de leur évaluation. La société indépendante a colligé les résultats de l'évaluation du président du conseil dans un document synthèse, qu'elle a remis à l'administrateur principal indépendant; celui-ci a fait part de ces résultats au conseil et en a discuté avec le président du conseil. Le comité de la rémunération, des candidatures et de la gouvernance et le conseil ont décidé de refaire une telle démarche tous les ans.

AUTRES QUESTIONS

Les administrateurs ne sont au courant d'aucune question devant être soumise à l'assemblée autre que celles qui sont indiquées dans l'avis de convocation ci-joint. Toutefois, si d'autres questions sont dûment soumises à l'assemblée, les personnes désignées dans le formulaire de procuration ont l'intention de voter sur ces questions avec discernement.

INFORMATION SUPPLÉMENTAIRE

Les états financiers et le rapport de gestion établis par l'émetteur pour son dernier exercice contiennent des renseignements financiers supplémentaires. Ces renseignements, de même que la notice annuelle de l'émetteur, sont accessibles sur le site Web de SEDAR, sous le profil de l'émetteur, à l'adresse www.sedar.com. Il est également possible de recevoir des exemplaires de ces documents sur demande écrite adressée au chef des finances de l'émetteur.

APPROBATION DES ADMINISTRATEURS

Le conseil d'administration de l'émetteur a approuvé le contenu de la présente circulaire de sollicitation de procurations ainsi que son envoi aux actionnaires.

FAIT le 26 septembre 2006.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Le président du conseil d'administration de
Student Transportation of America Ltd.,

« Denis J. Gallagher »

ANNEXE A

MANDAT DU CONSEIL D'ADMINISTRATION

Le présent mandat a pour objet d'établir les fonctions et les responsabilités du conseil d'administration de Student Transportation of America Ltd. (« **STA** »). Le conseil d'administration de STA s'engage à s'acquitter de son mandat prévu par la loi, qui consiste à surveiller la gestion des activités commerciales et des affaires internes de STA en appliquant les normes d'éthique les plus rigoureuses et en agissant au mieux des intérêts des actionnaires de STA.

1. Composition

Le conseil d'administration est composé d'au moins 3 et d'au plus 20 membres, dont la majorité sont des résidents du Canada. Le conseil d'administration est également composé d'une majorité de personnes admissibles à titre d'« administrateurs indépendants », au sens attribué à ce terme dans le *Règlement 58-101 sur l'information concernant les pratiques en matière de gouvernance*.

2. Responsabilités du conseil d'administration

Le conseil d'administration est responsable de la gérance de STA et, à cet égard, il est expressément chargé de faire ce qui suit :

a) surveiller les activités commerciales de STA, et notamment agir et voter pour le compte de l'émetteur et le représenter à titre de porteur d'actions ordinaires de Student Transportation of America Holdings, Inc. (« **STA Holdings** »);

b) adopter un processus de planification stratégique, et évaluer et approuver un plan stratégique pour l'année à venir qui tient compte notamment des perspectives de l'entreprise de STA et des risques auxquels elle est exposée;

c) examiner le budget de STA au moins une fois par année;

d) dans la mesure du possible, s'assurer de l'intégrité du chef de la direction et du chef des finances de STA, veiller à ce que ces membres de la haute direction créent une culture d'intégrité dans l'ensemble de l'organisation et s'assurer que le chef de la direction évalue l'intégrité des autres membres de la haute direction de STA et de ses filiales;

e) relever les principaux risques auxquels l'entreprise de STA est exposée et veiller à la mise en œuvre de systèmes appropriés de gestion de ces risques;

f) s'assurer que STA a adopté des mesures, des méthodes et des contrôles visant à assurer le respect des exigences des lois applicables;

g) planifier la relève (y compris rencontrer le chef de la direction pour discuter avec lui des principales questions concernant la nomination, la formation et la surveillance des membres de la haute direction);

h) adopter une politique de communication qui permet à STA de communiquer l'information efficacement, qui définit la façon dont elle doit interagir avec tous les intéressés, y compris les analystes et le public, qui prévoit des mesures pour éviter la communication sélective de l'information et qui est passée en revue à la fréquence ou aux moments que le conseil d'administration juge appropriés;

i) surveiller les systèmes de contrôle interne et d'information de gestion de STA;

j) mettre sur pied et maintenir un comité de vérification permanent du conseil d'administration (le « **comité de vérification** »);

k) examiner et réévaluer le caractère adéquat du mandat du comité de vérification à la fréquence ou aux moments que le conseil d'administration juge appropriés;

l) recevoir des recommandations du comité de vérification concernant les informations financières annuelles et intermédiaires et les autres informations financières publiées de STA, et examiner et approuver ces informations financières;

m) élaborer la démarche de STA en matière de gouvernance, notamment élaborer un ensemble de principes et de lignes directrices en matière de gouvernance qui s'appliquent précisément à STA;

n) mettre en œuvre un processus pour évaluer l'efficacité du conseil d'administration dans son ensemble et de ses comités, et l'apport de chaque administrateur;

o) mettre en œuvre un processus pour examiner la taille du conseil d'administration et prendre des mesures, au besoin, pour déterminer la taille du conseil qui favoriserait l'efficacité de la prise de décisions;

p) mettre en œuvre un processus pour évaluer le mode de rémunération des administrateurs et sa pertinence, et s'assurer que leur rémunération reflète de façon réaliste les responsabilités et les risques associés au poste d'administrateur;

q) tenir régulièrement des réunions avec la direction afin de recevoir des rapports sur le rendement de STA, les nouvelles activités et les propositions, les affaires et les placements de STA, les préoccupations de la direction et toute autre question touchant STA;

r) tenir régulièrement des réunions hors de la présence de la direction et des administrateurs non indépendants.

Le conseil d'administration est chargé d'examiner, en collaboration avec le chef de la direction et les autres membres de la haute direction, le processus de planification stratégique continu de STA, et d'approuver les objectifs de l'entreprise ainsi que les stratégies et les politiques qui régissent sa gestion.

Le conseil d'administration tentera également de mettre en œuvre un processus budgétaire annuel prévisible et régulier à l'égard de ses propres frais; à cette fin, le président du conseil et le président de chaque comité fourniront à la direction, au début de chaque exercice, une estimation de leurs besoins et des coûts connexes relativement aux réunions qu'ils tiendront au cours de l'année à venir, et s'efforceront ensuite de respecter les budgets établis.

Il est reconnu que tous les administrateurs sont tenus, dans l'exercice de leurs fonctions, d'agir avec intégrité et de bonne foi, au mieux des intérêts de STA. Les administrateurs doivent agir avec le soin, la diligence et la compétence dont ferait preuve, dans des circonstances semblables, une personne d'une prudence raisonnable. À cet égard, ils respecteront leurs obligations d'intégrité, de loyauté, de soin, de diligence, de compétence et de prudence.

En outre, les administrateurs doivent s'acquitter de leurs fonctions conformément aux politiques adoptées par le conseil d'administration à l'occasion, la politique actuellement en vigueur étant jointe à l'appendice A des présentes.

3. Administrateur principal indépendant du conseil

Le conseil d'administration est d'avis que, tant que les postes de président du conseil et de chef de la direction sont occupés par la même personne, le conseil d'administration devrait compter un administrateur principal indépendant nommé parmi ses membres indépendants. L'administrateur principal indépendant est appelé dans les présentes « administrateur principal ».

L'administrateur principal doit assumer les fonctions et les responsabilités suivantes :

a) assister aux réunions du conseil d'administration de STA, superviser le contenu et le déroulement de ces réunions et présider l'assemblée annuelle des porteurs de titres de STA;

b) s'abstenir d'assumer des fonctions liées à l'élaboration de politiques, si ce n'est dans le cadre de ses fonctions d'administrateur de STA, à titre d'administrateur principal; il n'a pas le droit de lier STA;

c) formuler des propositions en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités, et, après examen des projets d'ordre du jour des réunions du conseil que le chef de la direction a préparés, communiquer avec ce dernier pour lui faire part de ses observations en vue d'en établir la version définitive, pour distribution;

d) s'assurer que les membres du conseil d'administration comprennent les limites entre les responsabilités du conseil et celles de la direction;

e) s'assurer que le conseil d'administration s'acquitte de ses responsabilités efficacement; à cette fin, assurer notamment la liaison entre les administrateurs indépendants et la direction et diriger des sessions indépendantes d'administrateurs indépendants régulièrement hors de la présence de la direction; il peut attribuer à un comité du conseil d'administration la responsabilité de gérer les relations entre le conseil d'administration et la direction.

4. Responsabilités du président du comité de vérification

Le président du comité de vérification a notamment les responsabilités suivantes :

a) assurer la liaison entre le comité de vérification et le conseil d'administration de STA;

b) assurer la liaison entre le comité de vérification et les membres de la haute direction de STA;

c) assurer la liaison entre le comité de vérification et les vérificateurs internes et externes de STA;

d) faire rapport au conseil d'administration sur les activités du comité de vérification;

e) recommander des pratiques pour accroître l'efficacité du comité de vérification;

f) présider les réunions du comité de vérification.

5. Responsabilités du président du conseil et chef de la direction

Le président du conseil et chef de la direction doit faire ce qui suit :

a) assister aux réunions du conseil d'administration de STA et aux assemblées de ses porteurs de titres (sauf aux assemblées annuelles des porteurs de titres) et en assurer la présidence;

b) donner des instructions initiales en ce qui concerne les dates et la fréquence des réunions du conseil d'administration et de celles de ses comités et, après avoir préparé les projets d'ordre du jour des réunions du conseil, communiquer avec l'administrateur principal pour obtenir ses observations en vue d'en établir la version définitive, pour distribution;

c) gérer et superviser les affaires de STA, et établir et coordonner le processus de planification stratégique pour STA et recommander au conseil d'administration des objectifs relativement à l'entreprise de STA et, lorsqu'ils sont approuvés par le conseil d'administration, mettre en œuvre les plans stratégiques, opérationnels et de profit connexes;

d) faire rapport au conseil d'administration et à tous ses comités officiellement constitués sur les questions qui sont de leur ressort, et se réunir avec eux périodiquement et au besoin afin d'examiner ces questions, et procurer au conseil d'administration ou au comité concerné l'information et l'accès à la direction dont il a besoin pour s'acquitter rapidement de toutes ses obligations, notamment celles prévues par la loi;

e) participer à l'élaboration des politiques du conseil d'administration relativement à l'information de STA qui est communiquée au public;

f) élaborer des plans de perfectionnement et de relève de la direction pour tous les postes clés, et conseiller le conseil d'administration à cet égard;

g) examiner, en collaboration avec le chef des finances, l'information financière et les autres informations de STA Holdings communiquées au public, s'assurer que les méthodes appropriées ont été suivies pour établir ces informations et fournir les attestations requises par les lois sur les valeurs mobilières applicables à l'égard de ces informations;

h) s'acquitter de toute autre responsabilité appropriée que lui délègue le conseil d'administration.

6. Décisions nécessitant l'approbation préalable du conseil d'administration

L'approbation du conseil d'administration est nécessaire dans les cas suivants :

a) toute question touchant les dividendes;

b) les acquisitions et les aliénations d'une valeur supérieure au seuil fixé à l'occasion par les administrateurs;

c) les opérations entre apparentés;

d) la publication des résultats financiers de STA;

e) l'émission ou le rachat de titres de STA;

f) le mandat des comités du conseil d'administration;

g) toute autre situation qui donnerait lieu à un « changement important » pour STA.

La liste qui précède donne des indications sur les questions particulières qui nécessitent l'approbation du conseil, mais elle ne se veut pas exhaustive.

7. Mesures pour la réception des commentaires des actionnaires

Tous les documents publics de STA prévoient un mécanisme permettant aux porteurs de titres de soumettre leurs commentaires. Les personnes chargées de recevoir ces renseignements doivent fournir un résumé des commentaires aux administrateurs régulièrement.

8. Réunions

Le conseil d'administration tiendra au moins quatre réunions par année, dont trois pour examiner les résultats trimestriels et une avant la publication des résultats financiers annuels de STA. La majorité des administrateurs alors en poste constitue le quorum aux réunions du conseil d'administration.

9. Directives concernant les réunions

Les administrateurs sont appelés à lire et à examiner les documents qui leur sont envoyés avant chaque réunion afin d'être prêts à discuter des questions qui sont traitées dans ces documents à la réunion. L'avis de convocation exposera les principaux points à l'ordre du jour de chaque réunion de manière à ce que les administrateurs puissent concentrer leur attention sur les documents pertinents.

10. Rémunération

Le niveau de rémunération offert devrait avoir pour effet d'attirer des membres compétents et de les motiver.

11. Réunions du conseil par téléphone

a) Un administrateur peut participer à une réunion du conseil d'administration ou d'un comité par téléphone, par voie électronique ou par tout autre moyen de communication permettant à tous les participants de communiquer entre eux, et un administrateur qui utilise l'un de ces moyens de communication pour participer à une réunion est réputé être présent à la réunion.

b) Bien que le conseil d'administration ait l'intention de respecter autant que possible le calendrier convenu, il est probable que le conseil devra, à l'occasion, convoquer des réunions téléphoniques pour traiter de certaines questions urgentes et ainsi donner aux administrateurs la possibilité de bien s'acquitter de leurs obligations légales.

12. Attentes par rapport à la direction

Le chef de la direction et les autres membres de la haute direction doivent faire rapport au conseil d'administration sur le rendement de STA, les nouvelles activités et les propositions, les préoccupations de la direction et toute autre question que le conseil ou son administrateur principal juge à propos. En outre, le conseil s'attend à ce que le chef de la direction et les autres membres de la haute direction informent rapidement l'administrateur principal et les présidents des comités concernés des faits nouveaux, des changements, des opérations ou des propositions qui, dans l'un ou l'autre cas, auraient une incidence importante sur les activités ou les perspectives de STA.

13. Orientation et formation continue

La direction, en collaboration avec le conseil d'administration, offrira aux nouveaux administrateurs un programme d'orientation et de formation afin qu'ils se familiarisent avec STA et son entreprise. Tous les nouveaux administrateurs participeront à ce programme, qu'ils devront compléter dans les quatre mois de leur entrée en fonction au conseil d'administration. En outre, la direction planifiera des présentations périodiques à l'intention des administrateurs afin de les tenir informés des principales tendances commerciales et pratiques sectorielles, selon les besoins.

APPENDICE A – POLITIQUE RELATIVE AUX PRATIQUES DES ADMINISTRATEURS

1. Présence aux réunions

Chaque administrateur devrait avoir un excellent taux de présence aux réunions du conseil d'administration ainsi qu'aux réunions de chaque comité dont il fait partie. Un administrateur devrait faire ce qui suit :

a) informer le président du conseil des réunions du conseil et des comités auxquelles il prévoit assister peu après la distribution du calendrier des réunions;

b) aviser le président du conseil dans les meilleurs délais dès qu'il sait qu'il ne pourra assister à une réunion;

c) s'il ne peut assister à une réunion, y participer en recourant à des moyens de télécommunication.

2. Préparation aux réunions

Les administrateurs devraient examiner attentivement les documents distribués en prévision des réunions du conseil d'administration ou des comités du conseil d'administration. Les administrateurs sont également invités à communiquer avec l'administrateur principal et/ou le chef de la direction de STA ainsi qu'avec tout autre membre de la direction compétent avant les réunions s'ils ont des questions ou veulent discuter des points à l'ordre du jour.

3. Déroulement des réunions

Lors des réunions, les administrateurs devraient poser des questions, participer aux discussions et faire part, lorsque cela est pertinent, de leurs commentaires et de leur expérience. Dans le cadre des discussions qui ont lieu lors des réunions, les administrateurs doivent :

a) être sincères et francs;

b) ne pas hésiter à exprimer une opinion contraire à celle de la majorité;

c) être concis et respecter, la plupart du temps, l'horaire des réunions;

d) faire preuve de courtoisie et de respect à l'égard des autres administrateurs et des invités présents.

4. Conduite personnelle

Les administrateurs doivent :

a) faire preuve d'un haut niveau d'intégrité, d'honnêteté et de loyauté envers STA;

b) présenter une image positive de STA aux médias, à la communauté financière, aux gouvernements et à leurs organismes, aux porteurs de titres et aux employés;

c) être prêts à déployer des efforts supplémentaires, au besoin, notamment en siégeant à des comités du conseil;

d) déclarer tout conflit d'intérêts potentiel qui pourrait survenir à l'égard de l'entreprise ou des affaires de STA, et, en règle générale, éviter de se trouver dans des situations où de tels conflits pourraient se présenter ou pourraient vraisemblablement être perçus comme pouvant se présenter.

5. Conseils indépendants

Pour s'acquitter de son mandat, le conseil d'administration a le pouvoir de retenir les services et de recevoir des conseils de conseillers juridiques ou comptables spéciaux, ou d'autres conseillers ou consultants externes spéciaux, au besoin (et d'autoriser le paiement, par STA, de la rémunération de ces conseillers ou consultants).

APPENDICE B – RESPONSABILITÉS EN MATIÈRE DE GOUVERNANCE ET DE SÉLECTION DES CANDIDATS

Tenant lieu de comité de la gouvernance et de la rémunération, le conseil d'administration de STA est directement chargé d'élaborer l'approche de STA en matière de gouvernance, de pourvoir les postes vacants au conseil et d'examiner périodiquement la composition du conseil et l'efficacité de ses membres ainsi que l'apport et la rémunération de chacun des administrateurs. Le conseil d'administration de STA Holdings possède un comité de la rémunération, des candidatures et de la gouvernance dont les règles se conformeraient à tous égards importants aux lignes directrices énoncées dans l'*Instruction générale 58-201 relative à la gouvernance* si STA Holdings était un émetteur assujetti aux termes de la législation en valeurs mobilières des provinces et des territoires du Canada.

1. **Responsabilités en matière de gouvernance :**

a) Évaluer l'indépendance et les compétences des divers membres du conseil d'administration.

b) S'assurer que les programmes ayant trait à la planification de la relève et à l'évaluation du rendement sont intégrés de façon efficace à la stratégie de STA.

c) Examiner la composition des comités du conseil d'administration.

d) Surveiller la qualité de la relation entre la direction et le conseil d'administration.

e) Examiner les demandes de chaque administrateur relativement à l'embauche de conseillers externes et y répondre.

f) Examiner les recommandations du comité de la rémunération, des candidatures et de la gouvernance de STA Holdings, et, si on les juge acceptables, diriger leur mise en œuvre.

g) Évaluer les besoins des membres du conseil d'administration en matière de formation continue et coordonner un programme à cet effet.

h) Évaluer l'efficacité du conseil d'administration et de ses comités ainsi que l'apport de chaque administrateur.

i) Rendre compte de la gouvernance, ainsi que l'exigent les obligations d'information publique.

j) Examiner les lignes directrices de STA en matière de gouvernance et veiller à ce qu'elle les respecte.

k) Revoir à l'occasion les pratiques de gouvernance de STA et de ses comités afin de déterminer si celles-ci respectent les règles et politiques des organismes de réglementation régissant STA.

l) Au moins une fois par année, examiner le caractère adéquat des lignes directrices en matière de gouvernance de STA et de ses filiales.

m) Établir les normes de STA en matière d'indépendance des administrateurs et surveiller leur application.

n) Au moins une fois par année, examiner les pratiques du conseil d'administration (y compris les réunions distinctes des administrateurs non-membres de la direction) afin de veiller au respect des lignes directrices en matière de gouvernance de STA.

o) Au moins une fois par année, examiner les pouvoirs, les mandats, le rendement et la composition des divers comités du conseil d'administration.

p) Prendre toute autre initiative nécessaire pour aider le conseil d'administration à appliquer des pratiques de gouvernance exemplaires.

2. Responsabilité en matière de sélection des candidats

a) Revoir annuellement les compétences, aptitudes et qualités personnelles requises des membres du conseil d'administration en fonction de facteurs pertinents, notamment l'objectif d'accroître la valeur de STA à la lumière des perspectives de STA et des risques auxquels elle est exposée ainsi que de ses stratégies proposées, le besoin d'assurer, dans toute la mesure du possible, que la majorité du conseil d'administration est composée de personnes qui satisfont aux exigences en matière d'indépendance prévues par les règles boursières, la législation ou les autres lignes directrices applicables, et les politiques du conseil d'administration relativement au mandat, au départ à la retraite et à la relève des administrateurs ainsi que de leurs engagements.

b) Établir et superviser un programme de formation et d'orientation adéquat à l'intention des nouveaux administrateurs afin qu'ils se familiarisent avec STA ainsi qu'avec la nature et le fonctionnement de son entreprise (y compris la structure hiérarchique de STA, ses plans stratégiques, ses questions importantes au chapitre des finances, de la comptabilité et des risques, ses programmes et politiques de conformité, sa direction et ses vérificateurs externes), le rôle du conseil d'administration et de ses comités ainsi que l'apport attendu de chacun des administrateurs.

c) Chercher activement des personnes compétentes (selon les besoins de STA et les critères officiels établis par le conseil d'administration) prêtes à siéger au conseil d'administration.

d) Examiner la composition du conseil et la répartition de ses membres dans les divers comités du conseil d'administration.

e) Établir des procédures pour la réception des observations de l'ensemble des membres du conseil devant être incluses dans une évaluation annuelle du rendement du conseil d'administration, y compris de l'apport de chacun des administrateurs.

f) Nommer une agence de recrutement de cadres chargée de trouver des candidats au conseil et, si on le juge approprié, mettre fin au mandat de celle-ci.

Student Transportation of America®

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle (l'« **assemblée** ») des actionnaires de Student Transportation of America Ltd. (l'« **émetteur** ») se tiendra le vendredi 3 novembre 2006 à 10 h (heure de Toronto) à la Galerie, au Centre de diffusion et de conférences de la TSX, The Exchange Tower, 130 King Street West, Toronto (Ontario), aux fins suivantes :

1. **RECEVOIR** les états financiers de l'émetteur pour l'exercice terminé le 30 juin 2006 ainsi que le rapport des vérificateurs sur ces états;

2. **ÉLIRE** les membres du conseil d'administration de l'émetteur;

3. **NOMMER** les vérificateurs et autoriser le conseil d'administration de l'émetteur à fixer la rémunération des vérificateurs;

4. **DÉLIBÉRER** de toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

La circulaire de sollicitation de procurations par la direction ci-jointe fournit des renseignements supplémentaires sur les questions à l'ordre du jour de l'assemblée et fait partie intégrante du présent avis.

FAIT à Toronto, en Ontario, le 26 septembre 2006.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Le président du conseil d'administration de
Student Transportation of America Ltd.,

« *Denis J. Gallagher* »

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer; stock broker; bank manager; lawyer; accountant or other professional advisor. Information has been incorporated by reference in this exchange offer from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation of America Ltd. at 3349 Highway 138, Building B, Suite D, Wall, New Jersey 07719, telephone 732-280-4200, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this exchange offer contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of Student Transportation of America Ltd. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

Student Transportation of America®

STUDENT TRANSPORTATION OF AMERICA LTD.
and
STUDENT TRANSPORTATION OF AMERICA ULC

EXCHANGE OFFER

for all of the 14% Subordinated Notes of STA ULC, which are callable after December 21, 2009, at an Exchange Price of 0.67 of a Common Share of STA Ltd. per $3.847 principal amount of Subordinated Notes

Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA" or the "Company") invites holders ("Noteholders") of certain of the outstanding 14% subordinated notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009, (the "Notes") to exchange all or a portion of their Notes in exchange for common shares of STA Ltd. ("Common Shares") at a rate of 0.67 of a Common Share per $3.847 principal amount of Notes (the "Exchange Price") that are properly deposited pursuant to the Offer (as defined below). The offer and all deposits of Notes are subject to the terms and conditions set forth in the accompanying Offer to Purchase (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular") and the related Letter of Acceptance and Transmittal (which together with the Offer to Purchase and the Circular constitute the "Offer" or the "Exchange Offer").

Each Noteholder who has properly deposited Notes pursuant to the Offer and who has not withdrawn such Notes will receive the Exchange Price, payable in Common Shares, for all Notes tendered to the Offer, on the terms and subject to the conditions of the Offer.

This Offer will expire at 5:00 p.m. (Eastern time) on Tuesday, September 4, 2007 (the "Expiration Date") or at such later time and date to which the Offer may be extended by STA. The obligation of the Company to take up and pay for any Notes deposited under the Offer is subject to the conditions described in Section 4 of the Offer to Purchase — "Certain Conditions of the Offer".

None of STA, its Board of Directors or Wellington West Capital Markets Inc. the dealer manager for the Offer, makes any recommendation to any Noteholder as to whether to deposit or refrain from depositing Notes. Noteholders must make their own decisions as to whether to deposit Notes under the Offer and, if so, how many Notes to deposit. Noteholders should carefully consider the income tax consequences of depositing Notes pursuant to the Offer. See Section 19 of the Circular — "Income Tax Consequences".

Noteholders wishing to deposit all or any portion of their Notes pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 2 of the Offer to Purchase — "Time of Acceptance and Procedure for Depositing Notes".

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Noteholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.

July 30, 2007

The Dealer Manager for the Offer is:
Wellington West Capital Markets Inc.

Dear Student Transportation of America ULC Noteholders:

Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., the "Company) have, over the last 12 months, taken various steps to enhance the liquidity of STA Ltd.'s common shares and facilitate the separation of the IPSs, including the following:

a) On September 29, 2006, the Company announced that the TSX had agreed to separately list and post for trading the common shares of STA Ltd. and the 14% subordinated notes of STA ULC.

b) On October 17, 2006, the Company announced that the TSX had approved the Company's intention to make a normal course issuer bid for a portion of the issued and outstanding notes as appropriate opportunities would arise from time to time.

c) On March 21, 2007 the Company announced an offering of common shares. At that time, the Company indicated that it was contemplating a potential exchange offer whereby holders of IPSs would be offered an opportunity to exchange their IPSs for common shares.

d) On May 7, 2007, the Board of Directors met with financial advisors to the Company to further discuss the possibility of undertaking an exchange of Notes for Common Shares.

As the next step in this process of enhancing the liquidity of the common shares and facilitating the separation of the IPSs, the Company is pleased to present you with an opportunity to exchange all or a portion of your 14% subordinated notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009, for common shares of STA Ltd. at a rate of 0.67 of a common share per $3.847 principal amount of the Notes.

In considering whether the exchange offer would be in the best interests of the Company, the Board of Directors gave careful consideration to a number of factors, including the following:

- the notes are redeemable at the option of STA ULC at any time on or after December 21, 2009, with the redemption price on December 21, 2009 being 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of note comprising an IPS.
- the elimination of a portion of the Company's 14% subordinated debt from the Company's balance sheet will provide the Company with a more efficient financing mix and lower its overall weighted-average cost of capital;
- the exchange of the notes under the exchange offer is optional, the option is available to all noteholders (other than U.S. Persons), and all such noteholders are free to accept or reject the Offer; and
- the exchange offer is not conditional on any minimum amount of notes being exchanged.

The exchange offer is being made for the following reasons:

- the Company believes the exchange offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the exchange offer will allow the Company to reduce its financial leverage, providing the Company with greater flexibility to pursue future growth opportunities while remaining in compliance with its debt covenants;
- the Company believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- the Company expects that the total payout ratio will decrease over time, as the current cash dividend on 0.67 of a common share is less than the 14% coupon on $3.847 principal amount of notes.

Included with this letter is an offer to purchase and circular, which contain a detailed description of the exchange offer. We have provided a brief description of the exchange offer in this letter to assist you in making your decision, but you should carefully consider all of the information in and incorporated by reference in the Circular.

None of STA, its Board of Directors or Wellington West Capital Markets Inc. the dealer manager for the Offer, makes any recommendation to any Noteholder as to whether to deposit or refrain from depositing Notes.

If you require assistance, consult your financial, legal or other professional advisors.

On behalf of the Company, I would like to thank you for your continuing support.

Yours very truly,

(Signed) "*Denis J. Gallagher*"

Denis J. Gallagher
President and Chief Executive Officer

OFFER TO PURCHASE NOT AVAILABLE IN THE UNITED STATES

The Offer to Purchase is being made outside the United States of America and its territories or possessions (the "United States") and only to individuals who are not "U.S. Persons" as such term is defined in Rule 902(a) of Regulation S of the *United States Securities Act of 1933*, as amended, (the "U.S. Securities Act"). U.S. Persons includes (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (viii) any partnership or corporation if organized or incorporated under the laws of any foreign jurisdiction, and formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by accredited investors, as defined in Rule 501(a) of the U.S. Securities Act, who are not natural persons, estates or trusts.

U.S. Persons are not permitted to participate in the transaction described in this Exchange Offer. This Exchange Offer may not be delivered to U.S. Persons and should this Exchange Offer come into the possession of a U.S. Person such recipient is directed to return the Exchange Offer and any related materials to Wellington West Capital Markets Inc., 145 King Street West, Suite 700, Toronto, ON M5H 1J8. STA will not take up and pay for any Notes delivered by U.S. Persons.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or the applicable securities laws of any state in the United States and may not be offered, sold, pledged, transferred, delivered or otherwise disposed of directly or indirectly, within the United States or to, or for the account or benefit of any U.S. Person or any person within the United States. This Exchange Offer does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares or Notes, as applicable, within the United States or to, or for the account or benefit of, a U.S. Person or person within the United States.

FORWARD LOOKING STATEMENTS

Certain statements in this Offer are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Offer. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the number of Notes acquired under the Exchange Offer, the inability to control our operating expenses, our significant capital expenditures, our reliance on certain key personnel, the possibility that a greater number of our employees will join unions, our acquisition strategy, our inability to achieve our business objectives, significant competition in our industry, rising insurance costs, new governmental laws and regulations, our lack of insurance coverage for certain losses, environmental requirements, seasonality of our industry, our inability to maintain letters of credit and performance bonds and the termination of certain of our contracts for reasons beyond our control. Material factors and assumptions that were relied upon in making the forward-looking statements include the number of Notes acquired under the Exchange Offer, contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Offer are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of

the date of this Offer and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation of America Ltd., at 3349 Highway 138, Building B, Suite D, Wall, New Jersey 07719, telephone 732-280-4200. For the purpose of the Province of Québec, this Exchange Offer contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of Student Transportation of America Ltd. at the above mentioned address and telephone number. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through the internet at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Offer:

- annual information form of STA dated September 26, 2006 (the "AIF");
- management information circular of STA dated September 26, 2006 distributed in connection with the annual meeting of shareholders held on November 3, 2006;
- consolidated financial statements of STA for the year ended June 30, 2006 and for the period from December 21, 2004 to June 30, 2005, together with the notes thereto and the auditors' report thereon;
- management's discussion and analysis of financial condition and results of operations of STA for the year ended June 30, 2006;
- unaudited comparative consolidated financial statements of STA for the three and nine month periods ended March 31, 2007, together with the notes thereto; and
- management's discussion and analysis of financial condition and results of operations of STA for the three and nine month periods ended March 31, 2007.

Any material change reports (excluding confidential reports), business acquisition reports, interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, annual information forms and management information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Company with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Exchange Offer and prior to the termination of this Exchange Offer shall be deemed to be incorporated by reference in this Exchange Offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Exchange Offer to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Exchange Offer.

TABLE OF CONTENTS

SUMMARY TERM SHEET

This summary term sheet highlights the most material information in this document, but you should understand that it does not fully describe all of the details of the Offer. You are urged to read the entire document and the related letter of acceptance and transmittal because together they contain the full details of the Offer. References to the sections of this document have been included where you will find a more complete discussion. In this Offer to Purchase and the accompanying Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to "$" and "Cdn.$" and "dollars" are to Canadian dollars, and references to "US$" are to U.S. dollars.

WHO IS OFFERING TO PURCHASE MY NOTES?	STA Ltd. and STA ULC are offering to purchase your 14% subordinated notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009.
HOW MANY NOTES WILL STA PURCHASE IN THE OFFER?	The Company will purchase all outstanding Notes held by Noteholders who are not U.S. Persons in the Offer, or such lesser number of Notes as properly tendered. As of July 30, 2007 there was $89,665,808 principal amount of Notes outstanding (of which $79,650,419 principal amount of Notes are represented by Income Participating Securities, or "IPSs"). The Offer is not conditioned on any minimum number of Notes being tendered. See section 4 of the Offer to Purchase.
WHAT WILL THE EXCHANGE PRICE FOR THE NOTES BE?	An eligible holder of Notes would receive 0.67 of a Common Share in exchange for each $3.847 principal amount of Notes (which is the principal amount of Notes which, together with a Common Share of STA Ltd., comprises one IPS). An eligible holder of Notes will not receive fractional Common Shares or cash in lieu thereof for any Notes that are deposited. The Notes are redeemable at the option of STA ULC at any time after December 21, 2009 with an initial redemption price at such date of 105% of the principal amount of the Notes, being approximately $4.04 for each $3.847 principal amount of Note comprising an IPS.
WHY IS STA MAKING THE OFFER?	STA is making the Offer as part of its long-term strategy to create liquidity in the Common Shares. The Company also believes it can fund the current amount of the Notes at significantly lower rates than the existing 14% coupon, and intends to fund future external growth with a combination of equity and senior debt. This Offer is the first step in replacing the subordinated debt, which is redeemable at the option of STA ULC at any time after December 21, 2009 at an initial redemption price on such date of 105% of the principal amount of the Notes, or approximately $4.04 for each $3.847 principal amount of Notes comprising an IPS.
HOW MIGHT ACCEPTING THE OFFER BENEFIT ME AS A NOTEHOLDER?	The Offer provides Noteholders with increased exposure to the long-term prospects of the Company through increased equity participation. In addition, STA believes that holders receive more favourable tax treatment in respect of dividends paid on the Common Shares, as compared to interest income on the Notes.
WILL THE COMMON SHARES THAT I RECEIVE IN EXCHANGE FOR MY NOTES BE FREELY-TRADEABLE?	Yes. The Common Shares issued as the Exchange Price will not be subject to any hold period and will be listed on the TSX under the ticker symbol STB.
I HOLD IPSs – AM I ELIGIBLE FOR THE OFFER?	Yes. The Offer is open to all holders of Notes who are not U.S. Persons, including holders of IPSs. If you have not separated the Common Share and Note components of your IPSs, you may tender your IPSs to the Offer, subject to a minimum deposit of 260 IPSs, which is the minimum number

that CDS Clearing and Depositary Services Inc. or its nominee (which is, at the date hereof, CDS &Co.) ("CDS") can process administratively.

I INITIALLY PURCHASED IPSs BUT HAVE SINCE SEPARATED THE COMMON SHARES AND NOTES – AM I ELIGIBLE FOR THE OFFER?	Yes. The Offer is open to all holders of Notes, including following separation of the Common Shares and Notes.
HOW LONG DO I HAVE TO TENDER MY NOTES?	You may tender your Notes until the Offer expires. The Offer will expire on Tuesday, September 4, 2007 at 5:00 p.m. Eastern time, unless the Company extends it. See Section 1 of the Offer to Purchase. The Company may choose to extend the offer for any reason, subject to applicable laws. See section 5 of the Offer to Purchase.
HOW WILL I BE NOTIFIED IF STA EXTENDS THE OFFER?	The Company will issue a press release by 9:00 a.m. Eastern time, on the first business day after the previously scheduled expiration date if the Company decides to extend the Offer. See section 5 of the Offer to Purchase.
ARE THERE ANY CONDITIONS TO THE OFFER?	Yes. The Offer is subject to conditions, such as the absence of court or governmental action prohibiting the Offer and the absence of changes in general market conditions that are or may be materially adverse to the Company. See section 4 of the Offer to Purchase.
FOLLOWING THE OFFER, WILL STA CONTINUE AS A PUBLIC COMPANY?	Yes. The completion of the Offer in accordance with its conditions should not cause the Common Shares to be delisted from the Toronto Stock Exchange or cause the Company to be eligible to no longer be subject to the periodic reporting requirements of Canadian provincial securities laws, to the extent the Company is subject to such requirements.
HOW DO I TENDER MY NOTES?	To tender your Notes before 5:00 p.m. Eastern time, on Tuesday, September 4, 2007, unless the Offer is extended: • the depositary must receive a confirmation of receipt of your Notes by book-entry transfer; or • you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you by book entry transfer. Contact Computershare Investor Services Inc. (the "Depositary") for assistance. See Section 2 of the accompanying Offer to Purchase and the Letter of Acceptance and Transmittal.
ONCE I HAVE TENDERED NOTES IN THE OFFER, CAN I WITHDRAW MY TENDER?	You may withdraw any Notes you have tendered at any time before 5:00 p.m. Eastern time, on Tuesday, September 4, 2007, or the new expiration date if the Company extends the Offer, or at any time before it has taken up your Notes. If the Company has taken up your Notes but has not issued Common Shares in exchange for your Notes within three business days of such take up, you may also withdraw your Notes. See section 3 of the Offer to Purchase.
HOW DO I WITHDRAW NOTES I PREVIOUSLY TENDERED?	Withdrawals of Notes deposited under the Offer must be effected by CDS and through a Noteholder's broker or other nominee. A notice of withdrawal of Notes must be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Noteholders should contact their brokers or other nominees for assistance. Some additional requirements apply pursuant to the procedure for book-entry transfer set forth in section 2 of the accompanying Offer to Purchase. See also section 3 of the Offer to Purchase.

HAS STA OR ITS BOARD OF DIRECTORS ADOPTED A POSITION ON THE OFFER?

The Company's board of directors has approved the Offer. However, none of the Company, its board of directors or the Dealer Manager is making any recommendation to you as to whether you should tender or refrain from tendering your Notes. You must make your own decision as to whether to tender your Notes and, if so, what principal amount of Notes to tender.

WHEN WILL STA ISSUE COMMON SHARES IN EXCHANGE FOR THE NOTES I TENDER?

Promptly after the expiration of the Offer, the Company will issue Common Share(s) of STA Ltd. in exchange for the Notes it purchases, calculated in accordance with the Exchange Price. See section 6 of the Offer to Purchase.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY NOTES?

You are urged to consult your broker or bank to determine whether transaction costs apply.

WHAT ARE THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY NOTES?

Noteholders tendering their Notes to the Offer will be considered to dispose of their Notes for proceeds of disposition equal to the fair market value of the Common Shares acquired by the Noteholder on the disposition.

Noteholders that are resident or deemed to be resident in Canada will realize a capital gain (or a capital loss) in respect of a Note equal to the amount by which the proceeds of disposition, net of the amount included in the Noteholder's income as accrued interest and reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of the Note. Accrued interest on the Notes from the date of the last interest payment to the date of disposition generally must be included in a Noteholder's income in the year of disposition.

Noteholders that are not (and are not deemed to be) resident in Canada for income tax purposes and tender their Notes to the Offer generally will not be subject to tax in Canada in respect of the sale of their Notes.

Noteholders are urged to seek independent tax advice in respect of the consequences to them of the Offer. See "Certain Canadian Federal Income Tax Considerations".

WHO CAN I TALK TO IF I HAVE QUESTIONS?

The Depositary or the Dealer Manager can help answer your questions. The Depositary is Computershare Investor Services Inc. and the Dealer Manager is Wellington West Capital Markets Inc. Contact information for the Depositary and the Dealer Manager is set forth on the back cover of this document.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER NOTEHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING NOTES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

To the Holders of 14% Subordinated Notes of Student Transportation of America ULC

OFFER TO PURCHASE

1. The Offer

Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA" or the "Company") invite holders who are not U.S. Persons (the "Noteholders") of the 14% Subordinated Notes of STA ULC, which are redeemable at the option of STA ULC at any time on or after December 21, 2009, (the "Notes") to exchange any or all of the outstanding Notes (including Notes represented by Income Participating Securities, or "IPSs") for common shares of STA Ltd. ("Common Shares") at a rate of 0.67 of a Common Share per $3.847 principal amount of Notes (the "Exchange Price") that are properly deposited pursuant to the Offer (as defined below). There are currently $89,665,808 principal amount of Notes outstanding.

As part of the Exchange Offer and in order to facilitate the ability of Noteholders to separate their IPSs into their separate Note and Common Share components, holders of IPSs will be given the opportunity to deposit their IPSs under the Exchange Offer and, in exchange for their IPSs, receive back the Common Shares (that were already represented by the IPSs) together with an additional number of Common Shares in respect of the Note portion of the IPS, calculated based on the Exchange Price. In order to utilize this option, a Noteholder must deposit a minimum number of 260 IPSs, which represents the minimum number that CDS Clearing and Depositary Services Inc. or its nominee (which is, at the date hereof, CDS &Co.) ("CDS") can process administratively.

The offer and all deposits of Notes are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the "Circular") and the related Letter of Acceptance and Transmittal (which together constitute the "Offer" or the "Exchange Offer").

All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.

The Offer will expire at 5:00 p.m. (Eastern time) on Tuesday, September 4, 2007, or at such later time and date to which the Offer may be extended by STA (the "Expiration Date").

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF NOTES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 4 OF THIS OFFER TO PURCHASE.

2. Time of Acceptance and Procedure for Depositing Notes

All eligible Noteholders who have, prior to the Expiration Date, properly deposited and not withdrawn their Notes and/or IPSs representing their Notes will receive the Exchange Price, payable in Common Shares of STA Ltd. for all Notes purchased, on the terms and subject to the conditions of the Offer. STA will return all Notes not purchased under the Offer.

Registration of interests in and transfers of Notes may currently only be made through the book-entry only system administered by CDS. Participants of CDS should contact the Depositary with respect to the deposit of their Notes under the Offer. CDS will be issuing instructions to their respective participants as to the method of depositing such Notes under the terms of the Offer.

Noteholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a confirmation from CDS of a book-entry transfer of a Noteholder's Notes into the Depositary's account at CDS (a "Book-Entry Confirmation") is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account with CDS for the purpose of the Offer. Any institution that is a CDS participant may cause CDS to make a book-entry transfer of Notes into the Depositary's account in accordance with CDS' procedures for such transfer. Noteholders should contact the CDS participants through which their Notes are held sufficiently in advance of the Expiry Time in order to take the necessary steps to deposit such Notes under the Offer. Each Noteholder, who, through a CDS participant, accepts the Offer through a book-entry transfer of such holder's Notes into the Depositary's account with CDS will be deemed to have accepted the Offer with respect to the Notes so deposited and to be bound by the terms thereof (including the terms set forth in the Letter of Acceptance and Transmittal) and the delivery of Notes to the Depositary by means of a book-entry transfer will constitute a valid deposit under and in accordance with the terms of the Offer.

Payment for Notes tendered and accepted for payment under the Offer will be made only after timely confirmation of the book-entry transfer of such Notes into the Depositary's account at the book-entry transfer facility as described below, of an agent's message and any other documents required by the Letter of Acceptance and Transmittal.

Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Notes by causing the book-entry transfer facility to transfer Notes into the Depositary's account in accordance with the book-entry transfer facility's procedures for transfer. Delivery of Notes must be effected through a book-entry transfer into the Depositary's account at the book-entry transfer facility through an agent's message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this document before the Expiration Date. The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Notes that such participant has received and agrees to be bound by the terms of the Letter of Acceptance and Transmittal and that STA may enforce such agreement against such participant.

IPS holders who have not separated the Note and Common Share components of their IPSs and who wish to deposit Notes under the Offer, may elect to deposit their IPSs under the Offer, **provided that they tender a minimum of 260 IPSs, as this is the minimum number that can be handled administratively by CDS**. As such, any number of IPSs equal to or greater than 260 may be deposited. Noteholders who hold fewer than 260 IPSs and who wish to deposit their Notes under the Offer should contact the Depositary for information on how to separate their IPSs so as to tender their Notes. Noteholders who elect to deposit IPSs will receive 1.67 Common Shares per IPS deposited (being the Exchange Price of 0.67 of a Common Share plus the Common Share component of each IPS deposited under the Offer). **IPS holders should note that they cannot transfer or otherwise dispose of the Common Share component of any IPSs they deposit under the Offer prior to the Expiration Date and, in any case, until such time as payment is made in respect of Notes tendered and accepted for payment under the Offer.**

Each Noteholder whose Notes are deposited under the Offer expressly acknowledges and agrees, upon deposit of such holder's Notes, to be bound by the terms of the Letter of Acceptance and Transmittal and that the Company may enforce such terms against that Noteholder. A copy of the Letter of Acceptance and Transmittal is attached as Schedule "A" to this Offer and may be obtained at the website of the Canadian securities regulatory authorities located at www.sedar.com or without charge from the Depositary at the address indicated on the last page of this document.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any deposited Notes and accompanying documents deposited pursuant to the Offer will be determined by the Company in its sole discretion. Depositing Noteholders agree that such determinations will be final and binding. The Company reserves the absolute right to reject any and all deposits of Notes which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the deposit of any Notes and any accompanying documents. There is no duty or obligation on the part of the Company, the Depositary or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit or withdrawal of Notes and no liability will be incurred by any of them for failure to give such notice. The Company's interpretation of the terms and conditions of this Offer (including the Circular and the Letter of Acceptance and Transmittal) will be final and binding. The Company reserves the right to permit the Offer to be accepted in a manner other than as set forth in this document.

Deposits under the Offer through the procedures for a book-entry transfer established by CDS in the manner described above, will constitute a binding agreement between CDS, on behalf of the depositing Noteholders, and the Company in accordance with the terms and conditions of the Offer, including the representations and warranties that: (i) each depositing Noteholder has full power and authority to deposit, sell, assign and transfer the Notes deposited under the Offer on their behalf and not validly withdrawn (the "Deposited Notes"), (ii) each depositing Noteholder owns the Deposited Notes being deposited free and clear of any Encumbrances (as defined herein) and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Deposited Notes to any other person, (iii) the deposit of such Deposited Notes complies with applicable securities laws, (iv) if and when such Deposited Notes are taken up by the Company, the Company will acquire good title thereto, free and clear of any Encumbrances, and (v) the depositing Noteholder is not a U.S. Person.

Deposits under the Offer through the procedures for a book-entry transfer established by CDS in the manner described above, irrevocably constitute and appoint the Company, and any other persons designated by the Company in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the depositing Noteholders, with respect to the Deposited Notes being deposited and that are taken up by the Company (the "Purchased Notes"), including any and all rights and benefits arising from the Purchased Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from and after the time that such Purchased Notes are taken up by the Company, with full power of substitution, in the name of and on behalf of CDS and the depositing Noteholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record the transfer and/or cancellation of such Purchased Notes on the appropriate registers (as applicable) maintained by or on behalf of the Company;

(b) to exercise any and all rights in respect of the Purchased Notes, including, without limitation, to vote any or all Purchased Notes, to execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Company in respect of any or all Purchased Notes, to revoke any such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Notes are taken up by the Company, to designate in such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction any person or persons as the proxy of CDS, on behalf of the depositing Noteholders, in respect of the Purchased Notes, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Noteholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the depositing Noteholders, any and all cheques or other instruments representing any payment or distribution that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the depositing Noteholders, and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the depositing Noteholders, in respect of such payment or distribution for all purposes; and

(d) to exercise any other rights of a holder of Purchased Notes.

A Depositing Noteholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the depositing Noteholder at any time with respect to the Deposited Notes (other than any authority granted pursuant to or in connection with the Letter of Acceptance and Transmittal) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Notes unless the Deposited Notes are not taken up and paid for by the Company or are withdrawn in accordance with Section 3 of the Offer to Purchase, "Withdrawal Rights".

Other than with the Company's prior express written consent, a Depositing Noteholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, not to vote any of the Purchased Notes at any meeting of Noteholders, and not (without the Company's prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Notes, and agrees to execute and deliver to the Company any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Notes and to appoint in any such instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts therefore), consents or directions the person or persons specified by the Company as the proxy of the holder of the Purchased Notes and acknowledges that upon such appointment, except for prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents granted pursuant to or in connection with the Letter of Acceptance and Transmittal, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Notes with respect thereto shall be revoked and (without the Company's prior express written

consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

A depositing Noteholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that if, on or after the date of the Offer, the Company should declare or pay any principal, interest or other distribution on the Notes or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Note that, in each case, is or are payable or distributable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes, then the amount of such distributions, payments, rights or interests relating to the Deposited Notes will be required to be received and held by CDS for the account of the Company and by depositing Notes under the Offer a depositing Noteholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.

The Company reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 2.

AN AGENT'S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF ACCEPTANCE AND TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO STA. ANY SUCH DOCUMENTS DELIVERED TO STA WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

3. Withdrawal Rights

Withdrawals of Notes deposited under the Offer must be effected by CDS and through a Noteholder's broker or other nominee. A notice of withdrawal of Deposited Notes must be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Noteholders should contact their brokers or other nominees for assistance in this regard.

Except as otherwise provided in this Section 3, deposits of Notes pursuant to the Offer will be irrevocable. Notes deposited pursuant to the Offer may be withdrawn by the Noteholder:

(a) at any time prior to the Expiration Date;

(b) at any time if the Notes have not been taken up by the Company before actual receipt by Computershare Investor Services Inc. (the "Depositary") of an effective notice of withdrawal in respect of such Notes;

(c) if Common Shares have not been paid by the Company in satisfaction of the Exchange Price for the Notes within three business days of being taken up, or

(d) at any time before the expiration of ten days upon which either:

   (i) a notice of change relating to a change which has occurred in the information contained in this Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Noteholder to accept or reject the Offer (other than a change that is not within the control of the Company or an affiliate of the Company), in the event that such change occurs at or before the Expiration Date or after the Expiration Date but before the expiry of all rights of withdrawal in respect of the Offer; or

   (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Notes where the time for deposit of Notes for exchange is not extended for more than 10 days),

   is delivered to CDS as the sole registered holder of all of the outstanding Notes (subject to abridgement of that time period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such Deposited Notes have not been taken up by the Company at the date of such notice.

A Noteholder's broker or other nominee may set deadlines with the withdrawal of Deposited Notes that are earlier than those specified above. Noteholders should contact their brokers or other nominees for assistance.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, Wellington West Capital Markets Inc. (the "Dealer Manager") or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Notes properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Notes may be re-deposited prior to the Expiration Date by again following the procedures described in Section 2 of this Offer to Purchase — "Time of Acceptance and Procedure for Depositing Notes".

If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Notes or is unable to purchase Notes pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all Deposited Notes, and such Notes may not be withdrawn except to the extent that depositing Noteholders are entitled to withdrawal rights as described in this Section 3.

4. Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or to pay the Exchange Price for any Notes deposited, and may terminate or cancel the Offer or may postpone the payment for Notes deposited, if, at any time before the payment for any such Notes, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment, acting reasonably, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a) there shall have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction:

  (1) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Notes by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer; or

  (2) that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (1) or (2) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits of the Offer to the Company;

(c) there shall have occurred:

  (1) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States;

(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory);

(3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Canada;

(4) any limitation (whether or not mandatory) by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, would reasonably be expected to affect the extension of credit by banks or other lending institutions;

(5) any significant decrease in the market price of the Company's IPSs or Common Shares or Notes since the close of business on Friday, July 27, 2007;

(6) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Company's business, operations or prospects or the trading in, or value of, the IPSs, Common Shares or Notes; or

(7) in the case of any of the above conditions existing at the time the Offer begins, in the Company's sole judgment, acting reasonably, a material acceleration or worsening of it;

(d) there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, acting reasonably, has, have or may have material adverse significance with respect to the Company and its subsidiaries taken as a whole;

(e) any take-over bid or tender or exchange offer with respect to some or all of the securities of the Company, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving the Company or any of its affiliates, other than the Offer, or any solicitation of proxies, other than by management, to seek to control or influence the board of directors of the Company, shall have been proposed, announced or made by any individual or entity;

(f) the Company shall have determined, in its sole judgment, acting reasonably, that necessary exemptions under applicable securities legislation in Canada are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or waivers of the appropriate Canadian securities regulatory authorities in respect of the Offer; or

(g) any change shall have occurred or been proposed to the *Income Tax Act* (Canada) (the "Tax Act"), as amended, or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency that, in the sole judgment of the Company, is detrimental to the Company or a securityholder.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 4 shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. The Company, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided, to the extent required by law, notice of such waiver or withdrawal to the TSX and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Notes deposited under the Offer, and the Depositary will return all Deposited Notes and any related documents to the parties by whom they were deposited.

5. Extension and Variation of the Offer

Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 4 of this Offer to Purchase shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Noteholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 9 of this Offer to Purchase. Promptly after giving notice of an extension or variation to the Depositary, the Company will make a public announcement of the extension or variation and provide or cause to be provided, to the extent required by law, notice of such extension or variation to the TSX and the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer or a variation consisting solely of an increase in the consideration offered under the Offer where the Expiration Date is not extended for a period of greater than 10 days), the period during which Notes may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to Noteholders, unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Notes previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 4 of this Offer to Purchase.

The Company also expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Notes not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 4 of this Offer to Purchase, and/or (ii) at any time or from time to time to amend the Offer in any respect, including limiting the maximum number of Notes the Company may purchase.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

6. Acceptance for Exchange and Exchange of Deposited Notes

Upon the terms and subject to the conditions of the Offer, STA will become obligated to take up Deposited Notes as soon as practicable after the Expiry Time, but in any event not later than 10 days from the Expiry Time. STA will exchange Common Shares for Deposited Notes taken up as soon as possible, but in any event not later than three business days after taking up the Deposited Notes. A holder of Notes will not receive fractional Common Shares or cash in lieu thereof for any Notes that are deposited.

STA will be deemed to have taken up and accepted for exchange Notes as, if and when STA gives oral (to be confirmed in writing) or written notice to the Depositary to that effect.

The Deposited Notes taken up and exchanged by STA will be immediately cancelled by STA ULC.

7. Exchange

STA will exchange Deposited Notes for Common Shares by issuing to, or on behalf of each depositing Noteholder, Common Shares on the basis set forth in the Offer. Settlement will be made by the Depositary causing CDS to credit to the appropriate account of each tendering Noteholder at the book-entry transfer facility, Common Shares in satisfaction of the Exchange Price payable to Noteholders who have validly deposited and not withdrawn Notes under the Offer.

It is the Company's understanding that depositing Noteholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Notes directly with the Depositary. However, Noteholders are urged to consult their broker or bank to determine whether transaction costs apply.

8. Liens

Notes acquired pursuant to the Offer shall be acquired by STA free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, ("Encumbrances") together with all rights and benefits arising therefrom (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes). The depositing Noteholder will be bound by a representation and warranty that such Noteholder has full power and authority to deposit, sell, assign and transfer the Deposited Notes and that if the Deposited Notes are accepted for exchange by STA, STA will acquire good title thereto, free and clear of all Encumbrances, together with all rights and benefits arising therefrom (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes).

9. Notice

Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to CDS and, unless otherwise specified by law, will be deemed to have been received on the first business day following mailing. These provisions apply notwithstanding any accidental omission to give notice and notwithstanding any interruption of mail services in Canada following mailing.

The Company understands that, upon receipt of any such notice, CDS will provide a notice to the CDS participants in accordance with the applicable CDS policies and procedures for the book-entry system then in effect.

10. Other Terms

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

Noteholders should carefully consider the income tax consequences of accepting the Offer. See Section 19 of the Circular — "Income Tax Consequences".

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

STA, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Notes. The Offer is not being made to, and deposits of Notes will not be accepted from or on behalf of, Noteholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. STA may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Noteholders in any such jurisdiction.

None of STA Ltd. or STA ULC, their respective Boards of Directors or the Dealer Manager is making any recommendation to any Noteholder as to whether to deposit or refrain from depositing Notes pursuant to the Offer. Each Noteholder must make a decision as to whether to deposit Notes and, if so, what principal amount of Notes to deposit.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

STUDENT TRANSPORTATION OF AMERICA LTD.

By:

(signed) DENIS GALLAGHER
Chief Executive Officer

(signed) PATRICK WALKER
Chief Financial Officer

STUDENT TRANSPORTATION OF AMERICA ULC

By:

(signed) DENIS GALLAGHER
Chief Executive Officer

(signed) PATRICK WALKER
Chief Financial Officer

DATED this 30th day of July, 2007.

ISSUER BID CIRCULAR

This Circular is being furnished in connection with the offer by STA to exchange certain of its Notes for Common Shares at an Exchange Price of 0.67 of a Common Share per $3.847 principal amount of Notes. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1. The Company

Founded in 1997 by industry executive, Denis J. Gallagher, STA is the fifth largest provider of school bus transportation services in North America, conducting operations through wholly owned operating subsidiaries. The Company has become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in a fragmented industry. Based on industry sources, educational institutions in North America spend approximately $15 billion annually on school bus transportation. The Company currently provides school bus transportation services, through 23 wholly-owned operating subsidiaries, in Ontario, Canada and the following US states: California, Connecticut, Illinois, Maine, Minnesota, New Hampshire, New Jersey, New York, Pennsylvania, and Vermont.

The Company's services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. The Company's primary service of transporting students to and from school (referred to as "home-to-school" busing) comprises approximately 91% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller, monitored vehicles. Extracurricular transportation typically accounts for 6% of revenue. The Company also provides charter services for athletic events, field trips, summer camp routes and other non-school related charter services. These services account for approximately 3% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service, the Company has experienced strong and consistent growth in revenue, margins and EBITDA. Approximately 90% of the Company's revenue is contracted with an average term of three to eight years. The Company's growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year, in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility.

STA Ltd. was originally incorporated by articles of incorporation under the *Business Corporations Act* (Ontario) on September 22, 2004. STA Ltd's registered head office is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA Ltd. currently holds all of the issued and outstanding Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"), representing a 98.56% voting interest in STA Holdings. STA Ltd. is a reporting issuer in each of the provinces and territories of Canada.

STA Holdings is a Delaware corporation with its registered and head office located at 3349 Highway 138, Building B, Suite D, Wall, NJ 07719. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. and all of the issued and outstanding common shares of STA ULC.

STA ULC was incorporated on September 29, 2004 as an unlimited liability corporation pursuant to the *Companies Act* (Nova Scotia), and is a wholly-owned subsidiary of STA Holdings. STA ULC currently holds all of the issued and outstanding preferred shares of STA Holdings. The head office of STA ULC is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. STA ULC is a reporting issuer in each of the provinces and territories of Canada.

STA Ltd. and STA ULC are subject to the information and reporting requirements of the *Business Corporations Act* (Ontario) and the *Companies Act* (Nova Scotia), respectively, and both entities are subject to Canadian provincial securities laws, and the rules, policies and guidelines of the TSX. The Company files periodic reports and other information with securities regulatory authorities in Canada as well as the TSX relating to its business, financial condition and other matters. STA is required to disclose in such reports certain information, as of particular dates, concerning the Company's directors and officers, their compensation, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. These filings, as well as any document deemed to be incorporated by reference in this Circular, are available on the Canadian Securities Administrators' website at www.sedar.com. Alternatively, copies of such documents may be obtained without charge from the Company's Chief Financial Officer on written request.

2. Background to the Offer and Reasons for the Offer

The Company has, over the last 12 months, taken various steps to enhance the liquidity of the Common Shares and facilitate the separation of the IPSs, including the following:

(a) On September 29, 2006, the Company announced that the TSX had agreed to separately list and post for trading the Common Shares and the Notes.

(b) On October 17, 2006, the Company announced that the TSX had approved the Company's intention to make a normal course issuer bid for a portion of the issued and outstanding Notes as appropriate opportunities would arise from time to time.

(c) On March 21, 2007, the Company announced an offering of Common Shares. At that time, the Company indicated that it was contemplating a potential exchange offer whereby holders of IPSs would be offered an opportunity to exchange their IPSs for Common Shares.

(d) On May 7, 2007, the Board of Directors met with financial advisors to the Company to further discuss the possibility of undertaking an exchange of Notes for Common Shares.

(e) On July 27, 2007 the Board of Directors approved the Circular and the making of the Offer.

In considering whether the Offer would be in the best interests of the Company, the Board of Directors gave careful consideration to a number of factors, including the following:

- The Notes are redeemable at the option of STA ULC at any time on or after December 21, 2009, with the redemption price on December 21, 2009 being 105% of the principal amount of the Notes, being approximately $4.04 for each $3.847 principal amount of Note comprising an IPS.

- The elimination of a portion of the Company's 14% subordinated debt from the Company's balance sheet will provide the Company with a more efficient financing mix and lower its overall weighted-average cost of capital;

- The exchange of the Notes under the Offer is optional, the option is available to all Noteholders (other than US residents), and all Noteholders are free to accept or reject the Offer; and

- The Offer is not conditional on any minimum amount of Notes being exchanged.

Neither STA nor its Board of Directors makes any recommendation to any Noteholder as to whether to exchange or refrain from exchanging any or all of such Noteholder's Notes for Common Shares. No person has been authorized to make any such recommendation. Noteholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to exchange their Notes and, if so, how many Notes to exchange. Noteholders should carefully consider the income tax consequences of accepting the Offer. See Section 19 of this Circular — "Income Tax Consequences".

The Exchange Offer is being made for the following reasons:

- the Company believes the Exchange Offer will provide enhanced liquidity in the Common Shares through the increase of the public float of Common Shares;

- the Exchange Offer will allow the Company to reduce its financial leverage, providing the Company with greater flexibility to pursue future growth opportunities while remaining in compliance with its debt covenants;

- the Company believes that completion of the Exchange Offer will lower its cost of capital by replacing interest payments on the Notes with dividends on the Common Shares; and

- the Company expects that the total payout ratio will decrease over time, as the current cash dividend on 0.67 of a Common Share is less than the 14% coupon on $3.847 principal amount of Notes.

3. Authorized and Issued Capital

The authorized capital of STA Ltd. consists of an unlimited number of common and preferred shares. STA currently has 20,704,554 IPSs outstanding. Each IPS is comprised of one Common Share of STA Ltd. and $3.847 principal amount of a Note of STA ULC. There are currently 23,718,554 Common Shares outstanding (20,704,554 of which are represented by IPSs) and $89,665,808 principal amount of Notes outstanding (of which $79,650,419 principal amount of Notes are represented by IPSs).

Holders of Common Shares are entitled to received dividends as and when declared by the board of directors and are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of STA, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

The Notes represent unsecured subordinated indebtedness of STA ULC and are subordinated in right of payment to all existing and future senior indebtedness of STA ULC, including the guarantee provided by STA ULC pursuant to its credit facility, as set forth in the subordinated note indenture dated as of December 21, 2004 among STA ULC, Student Transportation of America Holdings, Inc., Computershare Trust Company of Canada, as trustee, and certain guarantors.

4. Current Plans or Proposals

Except as disclosed in the Offer and this Circular, neither STA nor its directors or executive officers have current plans or proposals which would result in a material change in the affairs of the Company.

Canadian securities laws prohibit the Company and its affiliates from acquiring any Notes, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. Subject to applicable law, STA may in the future purchase additional Notes on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to securityholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Notes, the Company's business and financial position, the results of the Offer and general economic and market conditions.

5. Number of Notes

Upon the terms and subject to the conditions of the Offer, the Company will accept for exchange such quantity of eligible Notes as are properly deposited at or prior to the Expiration Date (and not withdrawn in accordance with Section 3 of the Exchange Offer — "Withdrawal Rights"); provided, however, that if a Noteholder deposits IPSs, it must deposit a minimum number of 260 IPSs. For a description of the Company's right to extend the period of time during which the Offer is open, and to delay, terminate or amend the Offer, see Section 5 of the Offer to Purchase — "Extension and Variation of the Offer".

As promptly as reasonably practicable thereafter, the Company will, upon the terms and subject to the conditions of the Offer, cause all eligible Noteholders who have properly deposited and not withdrawn their Notes to receive the Exchange Price, in Common Shares, for all Notes tendered to the Offer. STA will take up and issue Common Shares in exchange for such Notes as promptly as reasonably practicable, and in any event within ten days after the Expiration Date. The Exchange Price payable in respect of such Notes that are taken up by the Company will be made to depositing Noteholders within three business days after the Notes have been taken up. All Notes not exchanged pursuant to the Offer will be returned to the depositing Noteholders at the Company's expense as promptly as reasonably practicable following the Expiration Date.

The Company will be deemed to have taken up and accepted for exchange all Notes that are properly deposited under the Offer and not withdrawn if, as and when the Company gives written notice or other communication confirmed in writing to the Depositary to that effect.

6. Price Range of Securities

The Notes, Common Shares and IPSs are listed on the TSX under the symbols "STB.DB", "STB" and "STB.UN", respectively. The following table sets forth the market price range and trading volumes of the IPSs traded on the TSX for each of the last 12 months:

	TSX		
	IPSs		
	High (Cdn$)	Low (Cdn$)	Volume
2006			
July	12.00	11.25	600,843
August	12.05	11.25	436,028
September	12.87	11.82	1,115,231
October	12.85	11.19	538,755
November	12.35	10.40	2,247,083
December	11.65	10.88	982,191
2007			
January	11.30	10.40	487,961
February	12.00	10.40	1,223,462
March	11.89	11.20	770,246
April	12.45	11.12	675,802
May	11.97	11.44	332,101
June	12.44	11.70	280,860
July (to July 25)	12.43	11.88	186,967

On July 27, 2007, the last full trading day prior to the date of the announcement by STA of the Offer, the closing price of the IPSs on the TSX was Cdn$11.99.

7. Distribution Policy

Holders of Common Shares of STA Ltd. are entitled to receive dividends as and when declared by the board of directors. On the 15th day of each month (or the next business day, if such day is not a business day), STA ULC pays interest on the Notes and STA Ltd. pays dividends on the Common Shares (if declared) to holders of record at the close of business on the last business day of the preceding month. The distributions consist of:

- interest payments on the Notes at an annual rate of 14% of the aggregate principal amount of the Notes represented by an IPS, or approximately Cdn.$0.53858 per IPS (being $3.847 principal amount of Notes) per year; and

- dividends on the Common Share represented by an IPS, if and to the extent dividends are declared by STA's board of directors and permitted by applicable law. STA has currently adopted a dividend policy that contemplates an annual dividend of approximately Cdn.$0.55644 per Common Share (or IPS).

STA will generally declare dividends of its available cash after satisfying its debt service obligations under any credit facilities or other agreements with third parties, if any, satisfying its other expense obligations, including withholding and other applicable taxes, and retaining reasonable reserves as may be considered appropriate by its board of directors.

The board of directors of STA may, in its discretion, modify or repeal STA's current dividend policy. No assurances can be made that STA will pay dividends at the level contemplated in the future or at all. Assuming that STA ULC makes the scheduled interest payments on the Notes and STA Ltd. pays dividends on the Common Shares in the amount contemplated by the current dividend policy, an IPS holder would receive, in the aggregate, approximately Cdn.$1.095 per year per IPS in dividends on the Common Shares and interest on the Notes.

STA may make additional distributions in excess of monthly distributions during the year, as the board of directors may determine in its sole discretion.

Monthly distributions for the period commencing December 21, 2004 and ending June 30, 2005 and for the twelve month periods ended June 30, 2006 and June 30, 2007, respectively, were as follows:

	Dividend Per Common Share (Cdn. $)	**Interest Payment on IPS Notes (Cdn. $)**	**Total Distribution Per IPS (Cdn. $)**
Fiscal 2005			
December 21, 2004 to January 30, 2005	0.06087	0.06111	0.12198
February 2005	0.04470	0.04488	0.08958
March 2005	0.04470	0.04488	0.08958
April 2005	0.04470	0.04488	0.08958
May 2005	0.04470	0.04488	0.08958
June 2005	0.04470	0.04488	0.08958
Total Fiscal 2005 Distributions	0.28437	0.28551	**0.56988**
Fiscal 2006			
July 2005	0.04470	0.04488	0.08958
August 2005	0.04470	0.04488	0.08958
September 2005	0.04470	0.04488	0.08958
October 2005	0.04470	0.04488	0.08958
November 2005	0.04470	0.04488	0.08958
December 2005	0.04470	0.04488	0.08958
January 2006	0.04470	0.04488	0.08958
February 2006	0.04470	0.04488	0.08958
March 2006	0.04470	0.04488	0.08958
April 2006	0.04470	0.04488	0.08958
May 2006	0.04470	0.04488	0.08958
June 2006	0.04637	0.04488	0.09125
Total Fiscal 2006 Distributions	0.53809	0.53858	1.07667

	Dividend Per Common Share (Cdn. $)	Interest Payment on IPS Notes (Cdn. $)	Total Distribution Per IPS (Cdn. $)
Fiscal 2007			
July 2006	0.04637	0.04488	0.09125
August 2006	0.04637	0.04488	0.09125
September 2006	0.04637	0.04488	0.09125
October 2006	0.04637	0.04488	0.09125
November 2006	0.04637	0.04488	0.09125
December 2006	0.04637	0.04488	0.09125
January 2007	0.04637	0.04488	0.09125
February 2007	0.04637	0.04488	0.09125
March 2007	0.04637	0.04488	0.09125
April 2007	0.04637	0.04488	0.09125
May 2007	0.04637	0.04488	0.09125
June 2007	0.04637	0.04488	0.09125
Total Fiscal 2007 Distributions	0.55644	0.53856	1.095

8. Previous Purchases and Distributions of Securities

Previous Purchases and Sales. During the 12 months preceding the Offer, the Company repurchased and cancelled 56,000 IPSs pursuant to its normal course issuer bid, which repurchases and cancellations occurred during December 2006 and January 2007. In addition, during the 12-month period preceding the date of the Offer, the Company distributed certain securities as set forth below in "Previous Distributions".

Previous Distributions. Since its initial public offering on December 21, 2004, the Company has distributed the following securities:

- The Company completed an initial public offering of 11,604,140 IPSs for gross proceeds of Cdn.$116,041,400. Concurrent with the closing of the initial public offering, STA ULC issued, on a private placement basis, Cdn.$10.0 million of separate 14% subordinated notes, having an aggregate principal amount of Cdn.$3.847.

- On January 7, 2005, the underwriters of the Company's Initial Public Offering exercised an overallotment option granted in connection with the initial public offering of IPSs. As part of the exercise of the overallotment option, the Company completed a subsequent issuance of 1,160,414 IPSs for gross proceeds of Cdn.$11,604,140.

- On October 25, 2005, the Company issued 3,100,000 IPSs on a private placement basis for gross proceeds of $37,200,000.

- On June 14, 2006 a further 4,900,000 IPS were issued pursuant to a bought deal offering for gross proceeds of $60,025,000.

9. Consolidated Capitalization

There has been no material change in the outstanding share and loan capital of the Company, on a consolidated basis, since the date of the Company's unaudited consolidated financial statements for the three and nine months ended March 31, 2007. Following the take-up of Notes by the Company under the Exchange Offer, the Company's share capital will be increased by the number of Common Shares issued to Noteholders pursuant to the Exchange Offer and the Company's loan capital will be reduced by the principal amount of Notes taken up.

10. Interest of Directors and Officers and Transactions and Arrangements Concerning its Securities

Interest of Directors and Officers. Except as set forth in the Offer, neither the Company nor, to the Company's knowledge, any of its officers or directors or any of the officers or directors of its subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except as disclosed herein, none of the Company or its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time may consider various acquisition or divestiture opportunities), any material change in its present Board of Directors or management (other than as described under "Reasons for the Offer" and other than the resignation of David White, the Company's Chief Operating Officer, on May 31, 2007), any change in its indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its articles or by-laws, or any actions similar to any of the foregoing.

Ownership of the Securities of the Company. To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at July 30, 2007 except as otherwise indicated, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and senior officer of the Company and their respective associates, each person or company who beneficially owns or exercises control or direction over more than 10% of any class of equity securities of the Company, and each person acting jointly or in concert with the Company.

Name	Relationship with Company	No. of IPSs	% of Outstanding IPSs	No. of Common Shares (including Common Shares comprising IPSs held)	Principal Amount of Notes comprising IPSs held
IRVING GERSTEIN	Director	17,000	.08%	17,000	$65,399
GEORGE ROSSI	Director	30,000	.14%	30,000	$115,410
DAVID SCOPELLITI	Director	--	--	--	--
ROBERT REILLY	Director	1,500	.007%	1,500	$5,771
VICTOR WELLS	Director	--	--	--	--
KENNETH B. NEEDLER	Director	--	--	--	--
DENIS GALLAGHER	Director, Chairman and Chief Executive Officer	11,000	.05%	11,000	$42,317
PATRICK J. WALKER	Chief Financial Officer	--	--	--	--
CHRISTOPHER J. HARWOOD	Vice President, Finance	1,500	.007%	1,500	$5,771
ROBERT BYRNE	Corporate Secretary	3,000	.014%	3,000	$11,541

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC[1]	10% Holder	2,000,000	9.7%	3,867,500	$7,694,000
SENTRY SELECT CAPITAL CORP.[1]	10% Holder	2,889,400	13.96%	2,889,400	$11,115,522

[1] Holdings are based on information filed publicly by the holder.

11. Significant Acquisitions

STA has not completed, within 75 days prior to the date of this Exchange Offer, any acquisition that would constitute a "significant acquisition" for the purposes of Part 8 of National Instrument 51-102 – *Continuous Disclosure Obligations*.

12. Acceptance of Offer and Arrangements with Noteholders

To the knowledge of the Company and its directors and senior officers, after reasonable inquiry, each of the directors and senior officers intend to deposit all of their Notes under the Offer.

13. Commitments to Acquire Notes

STA has no commitments to purchase Notes, other than pursuant to the Offer and pursuant to its normal course issuer bid. To the knowledge of the Company, after reasonable inquiry, no person or company named under "Interest of Directors and Officers and Arrangements Concerning its Securities – Ownership of the Securities of the Company" has any commitment to acquire any securities of STA.

14. Benefits from the Offer

No person or company named under "Interest of Directors and Officers and Transactions and Arrangements Concerning its Securities" will receive any direct or indirect benefit from accepting or refusing to accept the Offer.

15. Material Changes in the Affairs of the Company

Except as described or referred to herein, including under "Reasons for the Offer", the directors and officers of the Company are not currently aware of any plans or proposals for material changes in the affairs of the Company, or of any material changes that have occurred since March 31, 2007, the date of the most recent consolidated financial statements of the Company, other than have been publicly disclosed.

16. Going Private Transaction

The Offer does not constitute, and, to the best of the knowledge of the Board of Directors is not intended to be followed by, a going private transaction.

17. Exemption from Formal Valuation Requirements

The Company is exempt from the securities law requirements to include a formal valuation in the Offer, as the Offer is for securities that are not equity securities and that are not, directly or indirectly, convertible into equity securities.

18. Prior Valuations

To the knowledge of the directors and officers of STA, no "prior valuations" (as defined in OSC Rule 61-501) regarding the Company have been prepared within the two years preceding the date hereof.

An opinion in respect of the fair market value of the Notes was provided to the Company by a third party in connection with the private placement by the Company of IPSs on October 25, 2005. The opinion determined that the fair market value of the principal amount of Notes comprising an IPS was $3.847.

An opinion in respect of the fair market value of the Notes was provided to the Company by a third party in connection with the offering by the Company of IPSs on June 14, 2006. The opinion determined that the fair market value of the principal amount of Notes comprising an IPS was $3.847.

The opinions described above are subject to various assumptions and qualifications.

19. Income Tax Consequences

In the opinion of Goodmans LLP, Canadian counsel to the Company, the following is, at the date hereof, a summary of the material Canadian federal income tax considerations applicable to Noteholders who dispose of their Notes pursuant to the Exchange Offer and who, for purposes of the Tax Act and at all relevant times, hold their Notes and will hold any Common Shares as capital property and deal at arm's length with, are not affiliated with the Company and for whom the Company is not a "foreign affiliate". Generally, the Notes and Common Shares will be considered to be capital property to a holder thereof provided such securities are not held in the course of carrying on a business of buying and selling securities and such securities are not acquired in a transaction considered to be an adventure in the nature of trade. A Canadian resident holder of Notes or Common Shares may in certain circumstances make an irrevocable election under subsection 39(4) of the Tax Act to have his or her Notes or Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of election and in all subsequent taxation years deemed to be capital property.

This summary is not applicable to a Noteholder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Noteholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based on the facts set out in this Exchange Offer and the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the current published administrative policies and assessment practices of the Canada Revenue Agency ("CRA"). This summary also takes into account all proposed amendments to the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this Exchange Offer ("Tax Proposals"). There can be no assurance that any such Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies or assessment practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed as, legal or tax advice to any particular Noteholder. Accordingly, Noteholders are encouraged to consult their own tax advisors as to the tax consequences of disposing of their Notes pursuant to the Exchange Offer, and acquiring, holding and disposing of Common Shares, having regard to their particular circumstances.

Noteholders Resident in Canada

The following portion of this summary is applicable to a Noteholder who, for the purposes of the Tax Act and any applicable income tax convention, is or is deemed to be a Canadian resident at all relevant times.

Interest

On a disposition or deemed disposition of the Notes, a Noteholder will generally be required to include in computing its income for the taxation year in which the disposition occurs, the amount of interest accrued on the Notes from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in computing the Noteholder's income for that year or a preceding taxation year.

Disposition of Notes

A Noteholder who disposes of his or her Notes for Common Shares will be considered to have disposed of such Notes for proceeds of disposition equal to the fair market value of the Common Shares acquired by the Noteholder on the disposition. As a result, a Noteholder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any amount included in computing the Noteholder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Notes. The adjusted cost base of such Notes is equal to the fair market value thereof determined as at the time of acquisition. The Common Share and Note represented by an IPS are separate properties. Accordingly a Noteholder must allocate the price paid for an IPS on a reasonable basis between the Common Share and Note in order to determine their respective cost to the Noteholder for purposes determining the amount of any such capital gain (or capital loss) for purposes of the Tax Act.

The cost to a Noteholder of Common Shares acquired as a result of the disposition of the Notes will be equal to the fair market value of the Common Shares at the time of acquisition.

See the section entitled "Taxation of Capital Gains or Capital Losses" below.

Disposition of Common Shares

A disposition or deemed disposition of Common Shares will generally give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Common Shares immediately before the disposition. See "Taxation of Capital Gains or Capital Losses" below.

Dividends on Common Shares

Dividends received or deemed to be received by a holder on the Common Shares will be required to be included in computing the holder's income for purposes of the Tax Act. Dividends received or deemed to be received by a holder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by an individual from taxable Canadian corporations. Such holder will be entitled to an enhanced gross-up and dividend tax credit mechanism in respect of "eligible dividends" received after 2005 from a taxable Canadian corporation, where these dividends have been designated as eligible dividends by the dividend paying corporation. Management has advised counsel that it generally anticipates to designate dividends paid to holders of Common Shares as eligible dividends. A holder that is a corporation generally will be entitled to deduct the amount of the dividend received or deemed to be received in computing its taxable income. A holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) will generally be liable under Part IV of the Tax Act to pay a refundable tax of $33^1/_3$% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the holder's taxable income.

Taxation of Capital Gains or Capital Losses

A holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of $6^2/_3$% on taxable capital gains.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by certain holders may be reduced in certain circumstances by the amount of dividends received or deemed to have been received by it on such shares to the extent and in the circumstances prescribed by the Tax Act.

Alternative Minimum Tax

Individuals and certain trusts that receive or are deemed to receive taxable dividends on Common Shares, or realize a capital gain on the disposition or deemed disposition of the Notes or Common Shares may realize an increase in their liability for alternative minimum tax.

Qualified Investments

The Common Shares issued pursuant to this Exchange Offer will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided the Common Shares are listed on the TSX.

Noteholders Not Resident in Canada

The following portion of the summary is applicable to Noteholders who, for purposes of the Tax Act or any applicable income tax convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Notes or will hold Common Shares in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Notes

Any capital gain resulting from the disposition of a Note by a Non-Resident Holder pursuant to the Exchange Offer, and any interest accrued on the Note from the date of the last interest payment to such date of disposition, generally will not be subject to tax under the Tax Act.

Disposition of Common Shares

A Non-Resident Holder will not be subject to capital gains tax under the Tax Act on the disposition of Common Shares pursuant to the Exchange Offer or a disposition of Notes unless the Common Shares constitute "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act and the holder is not entitled to relief under an applicable income tax convention.

Common Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a designated stock exchange (which includes the TSX), and the holder, alone or together with persons with whom such holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series of shares in the capital of the Company at any time during the five year period immediately preceding the particular time.

Dividends on Common Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Common Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention.

20. Legal Matters and Regulatory Approvals

STA is not aware of any license or regulatory permit that is material to the Company's business that might be adversely affected by the Company's acquisition of Notes pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Notes by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. STA cannot predict whether it may determine that it must delay the acceptance for payment of Notes deposited pursuant to the Offer pending the outcome of any such matter.

There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business.

The Company's obligations under the Offer to take up and pay for Notes are subject to certain conditions. See Section 4 of the Offer to Purchase — "Certain Conditions of the Offer".

21. Depositary

STA has appointed Computershare Investor Services Inc. to act as a depositary in order to, among other things, act as agent for the depositing Noteholders, ensuring the transmittal of Common Shares, in satisfaction of the Exchange Price, to the appropriate account maintained by the depositing Noteholders at the book-entry transfer facility. The Depositary may contact Noteholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Noteholders to forward materials relating to the Offer to beneficial owners.

22. Fees and Expenses

The Dealer Manager has acted as financial adviser to STA in connection with the Offer and has also been engaged to act as dealer manager in connection with the Offer. The Dealer Manager will receive a fee from STA in payment for services rendered as financial adviser to STA. The Dealer Manager has rendered various investment banking and other services to the Company in the past and may continue to render such services in the future, for which it has received, and may continue to receive, customary compensation from the Company. In the ordinary course of its trading and brokerage activities, the Dealer Manager and its affiliates may hold long or short positions, for their own accounts or for those of their customers, in securities of STA.

The Dealer Manager may undertake to form a Soliciting Dealer Group, comprising members of the Investment Dealer Association of Canada and members of the TSX and the TSX Venture Exchange, to solicit acceptances of the Offer from retail holders of Notes resident in Canada. Each member of the Soliciting Dealer Group, including Wellington West Capital Markets Inc., is referred to herein as a "Soliciting Dealer". The Company has also agreed to pay each Soliciting Dealer a fee of $0.04 for each $3.847 principal amount of Notes that their firm tenders under the Offer as determined by the Depositary, which is beneficially held by a retail Noteholder, and acquired by the Company under the Offer. For greater certainty, no fee will be paid to Soliciting Dealers in respect of Notes tendered under the Offer by such dealers on behalf of institutional Noteholders. The minimum and maximum amounts payable to a Soliciting Dealer with respect to any single beneficial Noteholder will be $15 and $1,000, respectively. No fees shall be payable in respect of deposit of fewer than $1,000 principal amount of Notes or 260 IPSs.

The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial securities laws. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. STA is expected to incur expenses of approximately $500,000 in connection with the Offer, which includes filing fees, listing fees, advisory fees, legal, accounting, translation, depositary and printing fees.

23. Interest of Experts

Certain matters relating to the Offer will be passed upon by Goodmans LLP on behalf of the Company. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Exchange Offer or in a document that is specifically incorporated by reference into this Exchange Offer as having prepared or certified a part of this Exchange Offer has received or shall receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the partners and associates of the foregoing firm beneficially own, directly or indirectly, less than one percent of the securities of the Company and its associates and affiliates. In addition, none of the aforementioned persons or companies, nor any director, partner, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a trustee, officer or employee of the Company or of any associates or affiliates of the Company.

24. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Noteholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Noteholders. However, these rights must be exercised within prescribed time limits. Noteholders should refer to the applicable provisions of the securities legislation of their province for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

July 30, 2007

The Board of Directors of each of Student Transportation of America Ltd. and Student Transportation of America ULC (collectively, the "Company") have approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated July 30, 2007 and the sending, communicating or delivery thereof to Noteholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Notes of the Company within the meaning of the *Securities Act* (Quebec).

(Signed) DENIS GALLAGHER Chief Executive Officer	(Signed) PATRICK WALKER Chief Financial Officer

On behalf of the Board of Directors:

(Signed) IRVING GERSTEIN Director	(Signed) GEORGE ROSSI Director

AUDITORS' CONSENT

We have read the circular of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC") dated July 30, 2007 relating to the offer to exchange 14% subordinated notes of STA ULC that are properly deposited pursuant to the terms of the Offer for common shares of STA Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report dated September 19, 2006, to the shareholders of STA Ltd. on the consolidated balance sheet of STA Ltd., as at June 30, 2006 and 2005 and the consolidated statements of operations and accumulated deficit and cash flows for the year ended June 30, 2006 and for the period from December 21, 2004 to June 30, 2005.

Our report is dated September 19, 2006

MetroPark, New Jersey
July 30, 2007

(Signed) ERNST & YOUNG LLP
Certified Public Accountants

CONSENT OF GOODMANS LLP

To: The board of directors of Student Transportation of America Ltd. and the board of directors of Student Transportation of America ULC

We consent to the inclusion of our name in the section titled "Income Tax Consequences" in the Circular dated July 30, 2007 of Student Transportation of America Ltd. and Student Transportation of America ULC in connection with their offer to the holders of Notes, and the reference to our opinion contained therein.

July 30, 2007

(Signed) Goodmans LLP

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier:
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, ON M5H 1J8

Contact: Scott Larin
Telephone: (416) 642-1900

Any questions or requests for assistance may be directed to the Depositary or the Dealer Manager at their respective addresses and telephone numbers listed on this page. Noteholders also may contact their broker commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase and the Letter of Acceptance and Transmittal may be obtained from the Depositary.

SCHEDULE 'A' - FORM OF LETTER OF ACCEPTANCE AND TRANSMITTAL

The terms, conditions and definitions used in the Offer to Purchase and the Circular of Student Transportation of America Ltd. and Student Transportation of America ULC dated July 30, 2007 (and any amendments thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for

**14% SUBORDINATED NOTES OF
STUDENT TRANSPORTATION OF AMERICA ULC**

Pursuant to an Exchange Offer dated July 30, 2007 made by

**STUDENT TRANSPORTATION OF AMERICA LTD.
and
STUDENT TRANSPORTATION OF AMERICA ULC**

for the 14% Subordinated Notes of STA ULC at an Exchange Price of 0.67 of a Common Share of STA Ltd. per \$3.847 principal amount of Subordinated Notes

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON TUESDAY, SEPTEMBER 4, 2007 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

Each Noteholder, who, through a CDS participant, accepts the offer (the "Offer") made by Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC") (together, the "Company") dated July 30, 2007 to exchange all the outstanding 14% subordinated notes of STA ULC (the "Notes") at a rate of 0.67 of a common share of STA Ltd. ("Common Shares") per Cdn.\$3.847 principal amount of Notes (the "Exchange Price") through a book-entry transfer of such holder's Notes into the Depositary's account with CDS, will be deemed to have accepted the Offer with respect to the Notes so deposited and to be bound by the terms thereof (including the terms set forth in this Letter of Acceptance and Transmittal) and the delivery of Notes to the Depositary by means of a book-entry transfer will constitute a valid deposit under and in accordance with the terms of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase and accompanying Circular of the Company dated July 30, 2007 (and any amendment thereto) (collectively herein, the "Offer and Circular") shall have the meanings set out in the Offer to Purchase and Circular.

TO: **STUDENT TRANSPORTATION OF AMERICA LTD.**
AND TO: **STUDENT TRANSPORTATION OF AMERICA ULC**
AND TO: Computershare Investor Services Inc., as depositary (the "**Depositary**")

Upon the terms and conditions contained in the Offer, CDS hereby tenders to, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to such principal amount of Notes (including Notes represented by Income Participating Securities) (the "Deposited Notes") as are validly tendered to the Offer and not withdrawn prior to the Expiration Date and which are currently held in the book-entry only system maintained by CDS as set out on the final page of this Letter of Acceptance and Transmittal.

The undersigned, on behalf of the depositing Noteholders:

1. acknowledges receipt of the Offer and Circular and acknowledges the terms and conditions of the Offer set forth therein;

2. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Company all right, title and interest in and to the Deposited Notes, including any and all rights and benefits arising from the Deposited Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from 5:00 p.m. (Toronto time) on Tuesday, September 4, 2007 or such other date to which the Offer may be extended or varied as provided in Section 5 of the Offer to Purchase, "Extension and Variation of the Offer", unless the Offer is withdrawn by the Company;

3. represents and warrants that, (i) the undersigned, on behalf of depositing Noteholders, has full power and authority to deposit, sell, assign and transfer the Deposited Notes, (ii) the undersigned, on behalf of depositing Noteholders, owns the Deposited Notes, free and clear of any Encumbrances, and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Deposited Notes to any other Person, (iii) is not a U.S. Person as such term is defined in Rule 902(a) of Regulation S of the United States Securities Act of 1933, as amended, (iv) the deposit of such Deposited Notes complies with applicable Canadian securities laws, and (v) if and when such Deposited Notes are taken up by the Company, the Company will acquire good title thereto, free and clear of any Encumbrances;

4. directs the Company and the Depositary, upon the Company taking up and paying for the Deposited Notes, to issue Common Shares by way of (i) increasing the number of Common Shares represented by the existing global certificate representing Common Shares to account for the Common Shares being issued in exchange for such Deposited Notes, (ii) issuing an additional certificate representing the Common Shares being issued in exchange for such Deposited Notes to CDS for the account of the CDS Participants of the depositing Noteholders, or (iii) such other method or combination of methods as the Company may deem appropriate, in its sole discretion;

5. waives any right to receive notice of exchange of the Deposited Notes;

6. in addition, irrevocably constitutes and appoints the Company, and any other persons designated in writing by the Company, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of depositing Noteholders, with respect to the Deposited Notes deposited herewith and that are taken up by the Company (the "Purchased Notes"), including any and all rights and benefits arising from the Purchased Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from and after the time that such Purchased Notes are taken up by the Company, with full power of substitution, in the name of and on behalf of the undersigned and the depositing Noteholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record the transfer and/or cancellation of such Purchased Notes on the appropriate registers (as applicable) maintained by or on behalf of the Company;

(b) to exercise any and all rights in respect of the Purchased Notes, including, without limitation, to vote any or all Purchased Notes, to execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Company in respect of any or all Purchased Notes, to revoke any such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Notes are taken up by the Company, to designate in such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any person or persons as the proxy of the undersigned, on behalf of the Depositing Noteholders, in respect of Purchased Notes, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Noteholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the Depositing Noteholders, any and all cheques or other instruments representing any payment or distribution that may be payable to or to the order of, or endorsed in favour of, the undersigned, on behalf of the Depositing Noteholders, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the Depositing Noteholders, in respect of such payment or distribution for all purposes; and

(d) to exercise any other rights of a holder of Purchased Notes;

7. agrees that if, on or after the date of the Offer, the Company should declare or pay any principal, interest (including accrued interest) or other distribution on the Notes or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Note that, in each case, is or are payable or distributable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes, then the amount of such distributions, payments, rights or interests relating to the Deposited Notes will be required to be received and held by CDS for the account of the Company and by depositing Notes under the Offer a depositing Noteholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.;

8. agrees that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the depositing Noteholders at any time with respect to the Deposited Notes (other than any authority granted herein or pursuant to or in connection with this Letter of Acceptance and Transmittal) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Notes unless the Deposited Notes are not taken up and paid for by the Company or are withdrawn in accordance with Section 3 of the Offer, "Withdrawal Rights";

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Notes to the Company;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the Depositing Noteholders herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the Depositing Noteholders, and that all obligations of the undersigned and of the Depositing Noteholders herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the Depositing Noteholders; and

11. by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Notes and accompanying documents deposited pursuant to the Offer will be determined by the Company in its sole discretion and that such determinations will be final and binding and acknowledges that (i) the Company reserves the absolute right to reject any and all deposits of Notes which the Company determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction, (ii) the Company reserves the absolute right to waive any defect or irregularity in the deposit of any Notes and any accompanying documents, (iii) there is no duty or obligation on the part of the Company or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit or withdrawal of Notes and no liability will be incurred by any of them for failure to give such notice, and (iv) the Company interpretation of the terms and conditions of the Offer (including the Offer and Circular and this Letter of Acceptance and Transmittal) will be final and binding. The Company reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer and Circular and this Letter of Acceptance and Transmittal.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier:
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, ON M5H 1J8

Contact: Scott Larin
Telephone: (416) 642-1900

Any questions or requests for assistance may be directed to the Depositary or the Dealer Manager at their respective addresses and telephone numbers listed on this page. Noteholders also may contact their broker commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase and the Letter of Acceptance and Transmittal may be obtained from the Depositary.

The terms, conditions and definitions used in the Offer to Purchase and the Circular of Student Transportation of America Ltd. and Student Transportation of America ULC dated July 30, 2007 (and any amendments thereto) are incorporated by reference in this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for

14% SUBORDINATED NOTES OF
STUDENT TRANSPORTATION OF AMERICA ULC

Pursuant to an Exchange Offer dated July 30, 2007 made by

STUDENT TRANSPORTATION OF AMERICA LTD.
and
STUDENT TRANSPORTATION OF AMERICA ULC

for the 14% Subordinated Notes of STA ULC at an Exchange Price of 0.67 of a Common Share of STA Ltd. per $3.847 principal amount of Subordinated Notes

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON TUESDAY, SEPTEMBER 4, 2007 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

Each Noteholder, who, through a CDS participant, accepts the offer (the "Offer") made by Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC") (together, the "Company") dated July 30, 2007 to exchange all the outstanding 14% subordinated notes of STA ULC (the "Notes") at a rate of 0.67 of a common share of STA Ltd. ("Common Shares") per Cdn.$3.847 principal amount of Notes (the "Exchange Price") through a book-entry transfer of such holder's Notes into the Depositary's account with CDS, will be deemed to have accepted the Offer with respect to the Notes so deposited and to be bound by the terms thereof (including the terms set forth in this Letter of Acceptance and Transmittal) and the delivery of Notes to the Depositary by means of a book-entry transfer will constitute a valid deposit under and in accordance with the terms of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase and accompanying Circular of the Company dated July 30, 2007 (and any amendment thereto) (collectively herein, the "Offer and Circular") shall have the meanings set out in the Offer to Purchase and Circular.

TO: **STUDENT TRANSPORTATION OF AMERICA LTD.**
AND TO: **STUDENT TRANSPORTATION OF AMERICA ULC**
AND TO: Computershare Investor Services Inc., as depositary (the "**Depositary**")

Upon the terms and conditions contained in the Offer, CDS hereby tenders to, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to such principal amount of Notes (including Notes represented by Income Participating Securities) (the "Deposited Notes") as are validly tendered to the Offer and not withdrawn prior to the Expiration Date and which are currently held in the book-entry only system maintained by CDS as set out on the final page of this Letter of Acceptance and Transmittal.

The undersigned, on behalf of the depositing Noteholders:

1. acknowledges receipt of the Offer and Circular and acknowledges the terms and conditions of the Offer set forth therein;

2. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Company all right, title and interest in and to the Deposited Notes, including any and all rights and benefits arising from the Deposited Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from 5:00 p.m. (Toronto time) on Tuesday, September 4, 2007 or such other date to which the Offer may be extended or varied as provided in Section 5 of the Offer to Purchase, "Extension and Variation of the Offer", unless the Offer is withdrawn by the Company;

3. represents and warrants that, (i) the undersigned, on behalf of depositing Noteholders, has full power and authority to deposit, sell, assign and transfer the Deposited Notes, (ii) the undersigned, on behalf of depositing Noteholders, owns the Deposited Notes, free and clear of any Encumbrances, and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Deposited Notes to any other Person, (iii) is not a U.S. Person as such term is defined in Rule 902(a) of Regulation S of the United States Securities Act of 1933, as amended, (iv) the deposit of such Deposited Notes complies with applicable Canadian securities laws, and (v) if and when such Deposited Notes are taken up by the Company, the Company will acquire good title thereto, free and clear of any Encumbrances;

4. directs the Company and the Depositary, upon the Company taking up and paying for the Deposited Notes, to issue Common Shares by way of (i) increasing the number of Common Shares represented by the existing global certificate representing Common Shares to account for the Common Shares being issued in exchange for such Deposited Notes, (ii) issuing an additional certificate representing the Common Shares being issued in exchange for such Deposited Notes to CDS for the account of the CDS Participants of the depositing Noteholders, or (iii) such other method or combination of methods as the Company may deem appropriate, in its sole discretion;

5. waives any right to receive notice of exchange of the Deposited Notes;

6. in addition, irrevocably constitutes and appoints the Company, and any other persons designated in writing by the Company, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of depositing Noteholders, with respect to the Deposited Notes deposited herewith and that are taken up by the Company (the "Purchased Notes"), including any and all rights and benefits arising from the Purchased Notes (including, without limitation, any interest accruing or declared on the Notes that is payable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes), effective from and after the time that such Purchased Notes are taken up by the Company, with full power of substitution, in the name of and on behalf of the undersigned and the depositing Noteholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record the transfer and/or cancellation of such Purchased Notes on the appropriate registers (as applicable) maintained by or on behalf of the Company;

   (b) to exercise any and all rights in respect of the Purchased Notes, including, without limitation, to vote any or all Purchased Notes, to execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Company in respect of any or all Purchased Notes, to revoke any such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Notes are taken up by the Company, to designate in such instrument of proxy, authorization, requisition, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any person or persons as the proxy of the undersigned, on behalf of the Depositing Noteholders, in respect of Purchased Notes, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Noteholders;

   (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the Depositing Noteholders, any and all cheques or other instruments representing any payment or distribution that may be payable to or to the order of, or endorsed in favour of, the undersigned, on behalf of the Depositing Noteholders, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the Depositing Noteholders, in respect of such payment or distribution for all purposes; and

   (d) to exercise any other rights of a holder of Purchased Notes;

7. agrees that if, on or after the date of the Offer, the Company should declare or pay any principal, interest (including accrued interest) or other distribution on the Notes or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Note that, in each case, is or are payable or distributable to Noteholders of record on a date that is on or after the time that the Company actually takes up and pays CDS the Exchange Price for the Deposited Notes, then the amount of such distributions, payments, rights or interests relating to the Deposited Notes will be required to be received and held by CDS for the account of the Company and by depositing Notes under the Offer a depositing Noteholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.;

8. agrees that it has revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the depositing Noteholders at any time with respect to the Deposited Notes (other than any authority granted herein or pursuant to or in connection with this Letter of Acceptance and Transmittal) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Notes unless the Deposited Notes are not taken up and paid for by the Company or are withdrawn in accordance with Section 3 of the Offer, "Withdrawal Rights";

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Notes to the Company;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the Depositing Noteholders herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the Depositing Noteholders, and that all obligations of the undersigned and of the Depositing Noteholders herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the Depositing Noteholders; and

11. by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Notes and accompanying documents deposited pursuant to the Offer will be determined by the Company in its sole discretion and that such determinations will be final and binding and acknowledges that (i) the Company reserves the absolute right to reject any and all deposits of Notes which the Company determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction, (ii) the Company reserves the absolute right to waive any defect or irregularity in the deposit of any Notes and any accompanying documents, (iii) there is no duty or obligation on the part of the Company or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit or withdrawal of Notes and no liability will be incurred by any of them for failure to give such notice, and (iv) the Company interpretation of the terms and conditions of the Offer (including the Offer and Circular and this Letter of Acceptance and Transmittal) will be final and binding. The Company reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer and Circular and this Letter of Acceptance and Transmittal.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier:
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, ON M5H 1J8

Contact: Scott Larin
Telephone: (416) 642-1900

Any questions or requests for assistance may be directed to the Depositary or the Dealer Manager at their respective addresses and telephone numbers listed on this page. Noteholders also may contact their broker commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase and the Letter of Acceptance and Transmittal may be obtained from the Depositary.

Student Transportation of America Announces Exchange Offer

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, Ontario – July 30, 2007 – Each of Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC" and, together with STA Ltd., "STA") announced today that its board has approved proceeding with an exchange offer (the "Exchange Offer") under which STA will offer holders of subordinated notes of STA ULC 0.67 common shares of STA Ltd. in exchange for each $3.847 principal amount of subordinated notes of STA ULC (being the principal amount of notes represented by an income participating security).

The exchange offer is being made for the following reasons:

- STA has the right to redeem the notes at any time on or after December 21, 2009, for a redemption price of 105% of the principal amount of the notes, being approximately $4.04 for each $3.847 principal amount of notes.
- STA believes the Exchange Offer will provide enhanced liquidity in the common shares through the increase of the public float of common shares;
- the Exchange Offer will allow STA to reduce its financial leverage, providing it with greater flexibility to pursue future growth opportunities;
- STA believes that completion of the exchange offer will lower its cost of capital by replacing interest payments on the notes with dividends on the common shares; and
- STA believes holders receive more favourable tax treatment in respect of dividends, as compared to interest income.

STA will file a circular with securities regulators with respect to the Exchange Offer, which will expire on September 4, 2007, subject to STA's right to extend the Exchange Offer. There are certain conditions that apply which, if not satisfied, would allow STA to, at its option, either not proceed or waive the conditions and proceed nonetheless. Further information regarding such conditions is available in the Exchange Offer circular, which will be available on SEDAR at www.sedar.com.

THE SECURITIES OFFERED PURSUANT TO THE EXCHANGE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO

SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Profile

Student Transportation is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. Student Transportation has become a leading school transportation and management company by aggregating operations through the consolidation of existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STA's results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA's current expectations regarding anticipated future events, results, circumstances, performance or expectations, including the acquisition of notes under the Exchange Offer, that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the acquisition of less than a significant number of notes under the Exchange Offer and the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE JULY 2007 DISTRIBUTION

Toronto, Ontario – July 20, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on August 15, 2007 to holders of record of IPSs at the close of business on July 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on August 15, 2007 to holders of record at the close of business on July 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from July 1 to July 31, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

For Immediate Release

Not for release over US newswire services

STUDENT TRANSPORTATION OF AMERICA LTD. AND STUDENT TRANSPORTATION OF AMERICA ULC DECLARE JUNE 2007 DISTRIBUTION

Toronto, Ontario – July 20, 2007 – Student Transportation of America Ltd. ("STA Ltd.") and Student Transportation of America ULC ("STA ULC", and together with STA Ltd., the "Issuer") (TSX: STB.UN) today announced that a cash payment of Cdn $0.09125000 per income participating security ("IPS") of the Issuer will be payable on August 15, 2007 to holders of record of IPSs at the close of business on July 31, 2007. Further, STA Ltd. also announced that a cash dividend payment of Cdn $0.04636833 per share on common shares issued separately from IPSs will also be payable on August 15, 2007 to holders of record at the close of business on July 31, 2007.

Each IPS consists of one common share of STA Ltd. and Cdn $3.847 principal amount of 14 per cent subordinated notes of STA ULC, a wholly-owned subsidiary of STA Ltd. The IPSs trade on the Toronto Stock Exchange under the symbol STB.UN. The total payment of $0.09125000 per IPS reflects a cash dividend of $0.04636833 per common share and an interest payment of $0.04488167 per IPS for the period from July 1 to July 31, 2007, as provided in the subordinated note indenture.

Student Transportation of America Ltd. designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada.

For clarity, with respect to any holders that hold common shares of STA Ltd. (TSX: STB) and/or subordinated notes of STA ULC (TSX: STB.DB) separately (as opposed to in the form of an IPS), the payment will be a cash dividend of $0.04636833 per common share and a cash interest payment of $0.04488167 per Cdn.$3.847 of subordinate note.

Profile

The Issuer is the fifth-largest provider of school bus transportation services in North America, conducting operations through local operating subsidiaries. The Issuer has become a leading school bus transportation company by aggregating operations through the consolidation of

existing providers and conversion of in-house operations and currently operates more than 4,000 school vehicles in North America. For more information, please visit **www.sta-ips.com**.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding the Issuer's and Company's results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information contact:

Denis J. Gallagher
Chairman and Chief Executive Officer
Phone: (732) 280-4200
Fax: (732) 280-4213

Patrick J. Walker
Chief Financial Officer
Phone (732) 280-4200
Fax: (732) 280-4213

Keith P. Engelbert
Director of Investor Relations
Phone: (732) 280-4200
Fax: (732) 280-4213
kengelbert@sta-ips.com

END